Form 20-F
period 2002-12-31
KONINKLIJKE KPN N V
filed 2003-03-28
CIK 1001474

Use these links to rapidly review the document
TABLE OF CONTENTS
Financial Statements

As filed with the Securities and Exchange Commission on March 28, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

/ /	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
/X/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-13980

Koninklijke KPN N.V.

(Exact name of registrant as specified in its charter)

Royal KPN N.V.

(Translation of Registrant's Name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Maanplein 55
2516 CK The Hague
The Netherlands

(Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
Ordinary Shares	New York Stock Exchange*
American Depositary Shares	New York Stock Exchange

*
The Registrant's Ordinary Shares are not listed for trading, but only in connection with the registration of American Depositary Shares ("ADSs") which are evidenced by American Depositary Receipts ("ADRs").

        Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934:

None

        Number of outstanding shares of each of the Registrant's classes of capital or common stock as of December 31, 2002, the close of the period covered by the annual report:

  •
  2,490,996,876 Ordinary Shares; and
  •
  1 Special Share

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

 Yes /X/                                           No / /

        Indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17 / /                                           Item 18 /X/

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        In this annual report on Form 20-F (the "Annual Report"), (1) "KPN" refers to Koninklijke KPN N.V., (2) "we", "us", "our", the "Group" and similar terms refer to KPN and any or all of its subsidiaries and joint ventures as the context requires, (3) "E-Plus" refers to E-Plus Mobilfunk GmbH & Co. KG, a limited liability partnership, and any or all of E-Plus' subsidiaries as the context requires, (4) "KPN Mobile" refers to KPN Mobile N.V. and any or all of its subsidiaries as the context requires, (5) "BASE" means BASE N.V./S.A. (formerly known as KPN Orange
N.V./S.A.), (6) "KPNQwest" means KPNQwest N.V. and any or all of its subsidiaries as the context requires, (7) "Qwest" means Qwest Communications International Inc. and any or all of its subsidiaries as the context requires, (8) "BellSouth" means BellSouth Corporation and any or all of its subsidiaries or affiliates as the context requires, (9) "NTT DoCoMo" means NTT DoCoMo, Inc. and any or all of its subsidiaries as the context requires and (10) "Hutchison" means Hutchison Whampoa Limited and any or all of its subsidiaries as the context requires. All market share information in this Annual Report is based on management estimates.

        References to "EUR" are to the currency introduced at the start of the third stage of Economic and Monetary Union, or EMU, pursuant to the Treaty establishing the European Economic Community as amended by the Treaty on European Union. Certain, but not all, amounts in this Annual Report have been converted into euro. The conversion rates between the euro and the participating member states' national currencies were irrevocably fixed on January 1, 1999. Since January 1, 1999, the value of the national currency of a country participating in EMU in the national currency of another country (whether a participating member state or not) may be determined only through the bilateral conversion method, i.e., by converting the first currency into euro and then converting this euro equivalent into the second currency.

        We have compiled our financial statements for all periods before January 1, 1999 in Dutch guilders, or NLG. In this Annual Report, Dutch guilder amounts in our financial statements for all periods before and after January 1, 1999, have been translated into euro at NLG 2.20371 per euro, the fixed conversion rate for euro from January 1, 1999. However, no Dutch guilder–euro exchange rate was actually quoted prior to January 1, 1999. Comparative financial statements reported in euro depict the same trend as would have been presented if KPN had continued to present financial statements in NLG. The amounts relating to periods prior to the introduction of the euro will not be comparable to the amounts reported by other companies that were restated from currencies other than Dutch guilder. For additional information, refer to the audited historical financial statements included elsewhere in this Annual Report.

        Certain figures herein have been subject to rounding adjustments. Accordingly, amounts shown as totals in tables or elsewhere may not be an arithmetic aggregation of the figures which precede them. All share and per share information has been adjusted to reflect the two-for-one share split which occurred on June 5, 2000, unless stated otherwise.

        In compiling the information in this Annual Report, we have used industry data and projections obtained from industry surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not independently verified this data or determined the reasonableness of such assumptions.

FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this Annual Report. These statements are based on our beliefs and assumptions and on information currently available to us. They include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance or expense improvements, the effects of competition and the effects of future legislation or regulation. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "will," "should," "could" or the negative of these terms or similar expressions. Examples of forward-looking statements include:

  •
  telecommunications usage levels and market conditons, including the number of telephone access lines, traffic patterns, including Internet usage, and customer growth;

  •
  competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and our ability to retain market share in the face of competition from existing and new market entrants;

  •
  regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, electromagnetic field strengths of mobile transmission equipment, customer access and international settlement arrangements, and the outcome of proceedings related to regulation;

  •
  the success and market acceptance of business, strategic, operating and financial initiatives (many of which are untested), the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives, efforts at improving client satisfaction, and local conditions and obstacles;

  •
  the effects of mergers and consolidations within the telecommunications industry, our ability to complete divestitures and the costs associated with possible future acquisitions and planned dispositions;

  •
  the amounts of cost savings that we are seeking to achieve, the expense of implementing cost reduction programs and the effects of such programs on our business and results;

  •
  the amounts of future capital expenditures;

  •
  the success of our domestic and international investments, joint ventures and strategic relationships;

  •
  our dependence on and relationship with suppliers and partners;

  •
  uncertainties related to the award of, the extension of, or the temporary unavailability of, certain licenses, particularly in the area of mobile telecommunications;

  •
  the timing of the roll out of UMTS ("Universal Mobile Telecommunications System") networks and other new, enhanced or upgraded networks, systems, products and services, and their performance and impact on our financial position;

  •
  the availability, terms and deployment of capital, particularly in view of our debt refinancing needs;

  •
  the possibility of sales of our shares by the State of The Netherlands;

  •
  the impact of tax rulings and the timing for settlement of tax losses carried forward;

  •
  the amount and timing of any future impairment charges for our licenses, goodwill or other assets;

  •
  the impact of regulatory competitive developments on capital outlays and our ability to achieve cost savings and realize productivity improvements;

  •
  uncertainties associated with developments related to the introduction of the International Financial Reporting Standards (IFRS);

  •
  the uncertainties regarding increasing contributions to cover pension needs;

  •
  general economic conditions, government and regulatory policies, and business conditions in the markets we and our affiliates serve; and

  •
  risks related to information and communication technology systems generally.

        Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. Other than as required by applicable law or the applicable rules of any exchange on which our securities may be listed, we have no intention or obligation to update forward-looking statements after we distribute this Annual Report.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.
Selected Financial Data

Selected Consolidated Historical Financial Data—The Group

        The following tables show selected historical financial data for the Group as of and for the years ended December 31, 1998 through 2002. We derived the selected historical financial data from our audited financial statements. Our consolidated balance sheets as of December 31, 2001 and 2002 and our related consolidated statements of income and of cash flows for the three years ended December 31, 2002 and the related notes appear elsewhere in this Annual Report. Our historical financial statements have been prepared in accordance with Dutch GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America, or US GAAP. In 2001 and 2002, these included significant differences in our accounting for impairment charges, the BellSouth exchange right, pension obligations and sales of assets. For further information on the differences between Dutch GAAP and US GAAP as they relate to us, please refer to the notes to our historical financial statements.

        You should read this table together with "Item 5—Operating and Financial Review and Prospects" and our audited historical financial statements and related notes, which are included elsewhere in this Annual Report.

	As at and for the year ended December 31,
	2002	2001	2000	1999	1998
	(all amounts in EUR million, except for shares, per share and ratio data)
Income Statement Data(1)
In accordance with Dutch GAAP:
Total operating revenues	12,784	12,859	13,511	9,132	7,944
Operating profit	-5,581	-14,436	2,717	1,053	1,575
Profit before taxes	-6,759	-8,968	1,811	757	1,363
Profit on normal operations after taxes	-9,542	-7,495	1,874	828	924
Extraordinary expense after taxes	—	—	—	—	-236
Profit after taxes	-9,542	-7,495	1,874	828	688
Profit after taxes per ordinary share and per ADS (non-diluted)(2)(3)	-3.94	-5.88	1.90	0.87	0.73
Profit after taxes per ordinary share and per ADS on a fully diluted basis(2)(3)	-3.94	-5.88	1.71	0.87	0.73
Weighted average number of outstanding ordinary shares(3)	2,423,921,066	1,274,495,172	984,891,875	955,769,964	945,695,828
Weighted average number of outstanding ordinary shares on a fully diluted basis(3)	2,423,921,066	1,274,495,172	1,096,227,139	955,989,472	946,979,690
In accordance with US GAAP:
Total operating revenues	12,292	11,584	10,490	8,061	7,696
Operating profit	-13,798	-663	158	233	1,069
Profit before taxes	-13,713	585	7,316	24	969
Effect of change in accounting principle, net of taxes	-14,179	-64	-157	—	—
Profit after taxes	-15,107	-185	7,336	719	559
Profit after taxes per ordinary share and per ADS (non-diluted)(2)(3)	-6.23	-0.15	7.45	0.75	0.59
Profit after taxes per ordinary share and per ADS on a fully diluted basis(2)(3)	-6.23	-0.15	6.69	0.75	0.59
Weighted average number of outstanding ordinary shares(3)	2,423,921,066	1,274,495,172	984,891,875	955,769,964	945,695,828
Weighted average number of outstanding ordinary shares on a fully diluted basis(3)	2,423,921,066	1,274,495,172	1,096,227,139	955,989,472	946,979,690

In accordance with US GAAP (pro forma)(4):
Profit or loss after taxes	-15,107	-185	7,336	729	547
Profit or loss after taxes per ordinary share and per ADS	-6.23	-0.15	7.45	0.76	0.58
Profit or loss after taxes per ordinary share and per ADS on a fully diluted basis	-6.23	-0.15	6.69	0.76	0.58
Balance Sheet Data
In accordance with Dutch GAAP:
Total assets	25,161	41,122	53,465	17,991	13,629
Long term liabilities	12,680	16,896	20,149	5,412	3,474
Provisions	1,597	1,404	560	795	869
Exchange right	—	712	7,560	—	—
Group equity	4,780	12,172	16,352	6,389	5,913
Capital Stock	16,866	15,580	8,400	4,505	4,505
Number of subscribed shares	2,490,996,877	2,254,147,806	1,203,652,643	958,730,933	953,068,723
In accordance with US GAAP:
Total assets	33,049	56,178	55,032	20,446	14,846
Long term liabilities	12,769	17,185	20,787	5,405	3,560
Provisions	1,958	1,844	1,682	1,870	1,445
Exchange right	—	659	2,035	—	—
Group equity	11,227	26,665	21,668	8,472	6,311
Other Data (in accordance with Dutch GAAP)
Net cash (used in) provided by operating activities	3,975	2,565	2,126	2,451	2,305
Net cash (used in) provided by investing activities	-335	-1,664	-22,849	-2,654	-2,947
Net cash (used in) provided by financing activities	-8,329	2,947	21,495	2,350	444
EBITDA(5)	4,671	3,381	5,756	3,355	2,987
Free cash flow(6)	2,838	-384	-1,721	-73	356
Depreciation charges	2,257	2,277	1,886	1,542	1,217
Amortization charges	390	1,231	1,037	122	60
Impairment charges	7,605	14,309	116	638	135
Restructuring charges	77	705	0	17	363
Capital expenditure	1,137	2,949	3,847	2,524	1,949
Ratios
Pay-out ratio(7)	—	—	27.9%	61.2%	73.2%
Dividend per ordinary share(3)	—	—	0.53	0.53	0.53
Dividend per ordinary share and per ADS in US dollars	—	—	$0.49	$0.56	$0.58
Operating margin(8)	-43.7%	-112.3%	20.1%	11.5%	19.8%
Solvency(9)	19.0%	29.6%	30.6%	35.5%	43.4%

(1)
Our results were affected by a number of substantial exceptional items in 2002, 2001, 2000 and 1999. In 2002 the main exceptional items were the impairment charges on goodwill of EUR 1.9 billion (E-Plus and BASE), the impairment charges on licenses (E-Plus and BASE) of EUR 5.4 billion, the impairment on Hutchison 3G UK of 1.2 billion and the write down of the deferred tax asset on E-Plus and BASE of EUR 606 million. In 2001 we recognized impairment charges of EUR 14.1 billion, an amount of EUR 6.8 billion relating to the BellSouth exchange right was released to income and we incurred restructuring charges of EUR 0.7 billion. The main exceptional item in 2000 was our EUR 2.3 billion gain on the acquisition of 15% in KPN Mobile by NTT DoCoMo. In 1999 the main exceptional items were the impairments on fixed assets (platforms for fixed connections and sea cables) of EUR 599 million and a dilution gain on KPNQwest of EUR 414 million.
(2)
Please refer to the notes to the historical financial statements for a discussion on the method used to calculate profit or loss per share.
(3)
Restated for the effect of the two-for-one share split which occurred on June 5, 2000, as if the share split took place as of January 1, 1997.
(4)
In conjunction with our adoption of the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), we changed our method of accounting for certain revenue streams and related direct costs under US GAAP, effective October 1, 2000, with retroactive effect to January 1, 2000. For further information, please refer to our audited historical financial statements and related notes. The pro forma amounts presented assume that the new method of accounting was applied retroactively for all periods. Pro forma amounts for years subsequent to our adoption of SAB 101 are equivalent to the historical amounts for such years.
(5)
We use EBITDA as one of the key performance indicators for evaluating the financial performance of our business units, along with other factors such as capital expenditures, net working capital, cash flows from operations and free cash flows (see footnote 6). We define EBITDA as operating profit before depreciation, amortization and impairments, the reconciliation to EBITDA in the last five years is shown in the table above.
In
addition, EBITDA is a key indicator of our borrowing potential as financial covenants often require compliance with EBITDA targets and targets for EBITDA ratios (such as net debt: EBITDA). Although EBITDA is regarded both internally and externally as an important key performance indicator, EBITDA, however, should not be regarded as an alternative to operating profit, net income, cash flows or other statements of operations or cash flows calculated in accordance with Dutch or US GAAP, nor can EBITDA be regarded as an indicator of our operations or cash position.
(6)
We define free cash flow as cash flow from operations after capital expenditures, interest, taxes and restructuring costs. It is a non-GAAP measure and should not be regarded as an alternative to cash flow calculated in accordance with Dutch or US GAAP. We believe free cash flow is a key indicator of our financial performance. However, free cash flow should not be regarded as an alternative to operating profit, net income, cash flows or other statements of operations cash flows calculated in accordance with Dutch or US GAAP, nor can free cash flow be regarded as an indicator of our operations or cash position.
(7)
Pay-out ratio: dividend per ordinary share divided by profit after taxes per ordinary share as determined under Dutch GAAP.
(8)
Operating margin: operating profit divided by total operating revenues as determined under Dutch GAAP.
(9)
Solvency: Group equity divided by total assets as determined under Dutch GAAP.

Exchange Rate Information

        We began using the euro as our reporting currency on January 1, 1999. Prices for our ordinary shares listed on Euronext (Amsterdam) are also quoted in euro. Fluctuations in the exchange rate between the euro and US dollar will affect:

  •
  the US dollar equivalent of the euro price of our ordinary shares listed on Euronext (Amsterdam) and, as a likely result, the market price of our ADSs listed on the New York Stock Exchange;

  •
  the US dollar conversion of any cash dividends paid in euro on our ordinary shares represented by ADSs; and

  •
  the presentation of our operating results and financial condition.

        The noon buying rate for the euro in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on March 20, 2003, was USD 1.0613 per EUR 1.00.

        The following tables set forth the noon buying rates for the Dutch guilder, restated in euro for all periods prior to January 1, 1999, and, for all subsequent periods, set forth the noon buying rates for the euro. For the calculation of the euro amounts for all periods prior to January 1, 1999 we have restated the applicable noon buying rate for the Dutch guilder at the official fixed conversion rate of NLG 2.20371 per EUR 1.00.

        The following table sets forth the average noon buying rate for the euro for each of the previous five years:

Year	Average(1)
1998	1.11
1999	1.16
2000	0.92
2001	0.89
2002	0.95

(1)
Average of the noon buying rates on the last business day for each full calendar month during the relevant period.

        The following table sets forth the high and low noon buying rates for the euro for each of the monthly periods indicated:

Month	High	Low
September 2002	1.00	0.97
October 2002	0.88	0.97
November 2002	1.01	0.99
December 2002	1.05	0.99
January 2003	1.09	1.04
February 2003	1.09	1.07
March 2003 (until March 20)	1.11	1.06

        For a more complete discussion of exchange rate fluctuations and the hedging techniques that we use to manage our exposure to these fluctuations, please see "Item 11—Quantitative and Qualitative Disclosures About Market Risk".

B.
Capitalization and Indebtedness

        Not applicable.

C.
Reasons for the Offer and Use of Proceeds

        Not applicable.

D.
Risk Factors

        Our business is subject to various risks relating to changing competitive, economic, political, legal, social, industry, business and financial conditions. These conditions are described below and discussed in greater detail elsewhere in this Annual Report. The following risk factors could harm our business, financial condition, operating results, adversely affect our revenues and profitability and could lead to a drop in the trading price of our shares.

Risks relating to our business

The markets in which we operate undergo rapid technological changes requiring us to make substantial investments in our business on an ongoing basis to grow and remain competitive.

        Since our markets are undergoing rapid technological change, our future success depends, in part, on our ability to anticipate and adapt in a timely manner to those technological changes. To remain competitive, we must continually improve the speed and features of our existing products and services and develop attractive new products and services for our customers, such as General Packet Radio Service ("GPRS"), i-mode and UMTS products and services. We may not succeed in developing or introducing these items in an economical or timely manner or at all. Our competitors may be able to improve existing products and services or develop and introduce new products and services faster than we are able to. The changes require substantial ongoing investments if we are to achieve organic growth and remain competitive. We must also correctly estimate customer demand and there is the risk that the new products and services introduced by competitors will be preferred over our new products and services.

All the markets in which we operate are highly competitive and all our principal businesses face significant competition. If we are unable to compete effectively, this could lead to loss of revenue, reduced margins and loss of market share.

        Our fixed business faces heightened competitive pressures as a result of regulatory changes, such as those allowing for carrier preselect services, number portability and main distribution frame access, which have increased the ease with which our customers can use the services of other telecommunications carriers in preference to our own. These competitive pressures have resulted in declines in prices and in KPN's market share in the last two years and may result in lower revenues and profits from our Fixed Networks business in the future. Customer care and satisfaction also is now more important given the increased competition. Furthermore, our Fixed Networks business may produce lower revenues in the future as a result of increased competition from both other fixed line operators and from mobile operators due to a shift in usage patterns away from fixed line and in favor of mobile usage. Our Mobile division business faces increased competitive pressure from existing and new market participants in all of our markets. Competition based on price, subscription options offered, coverage and service quality remains intense and we expect pressure on calling rates to remain high as we compete with other operators for market share. Our traditional mobile markets have become increasingly saturated. As a result, the focus of competition is shifting from customer acquisition to customer retention and customer satisfaction efforts. Substantial expenses are required for customer retention and satisfaction efforts, and significant customer defections would have an adverse effect on the results of our operations.

        We face competition from a variety of competitors, including, but not limited to, the following:

  •
  existing fixed and mobile network operators;

  •
  operators offering new mobile network services, such as wireless fidelity services;

  •
  providers of higher speed xDSL services, which make use of the copper local loop of our public telephone network in The Netherlands;

  •
  providers of satellite telecommunications services;

  •
  power companies;

  •
  cable operators; and

  •
  non-traditional operators which offer mobile telecommunications services without maintaining their own networks (known as mobile virtual network operators).

        Some of these competitors may have more financial resources and capital at their disposal enabling them to compete more effectively than us, for example, in terms of price, time to market with new products and services, network quality and network roll—out and customer care and satisfaction. Other competitors are smaller and may be more flexible and responsive than us.

The ongoing and significant changes in our business may be disadvantageous for us and may lead to a decline in our operating results.

        Due to the introduction of carrier pre-selection and Internet originating services (whereby Internet service providers can establish a direct billing relationship with their customers for Internet usage), the traffic volumes in our traditional fixed telephony services are shifting towards our carrier services, ISPs and Internet providers which generate lower revenues and margins. Furthermore, our number of connected households is decreasing as a result of substitutions of fixed lines by mobile connections and increased competition from other fixed line operators.

        Internet-related traffic volume has shown substantial growth during the last few years. This has led to a situation in which a very substantial percentage of our local traffic is Internet-related. Future developments of Internet applications or content may cause increased bandwidth demand. As the tariffs for Internet-related traffic currently are relatively low, future investments in our infrastructure to address increased demand may not yield the levels of returns that we have enjoyed in the past, which could lead to deteriorating margins.

Changes in markets and our business plans have resulted and may in the future result in substantial write-downs of the carrying value of our assets.

        Our regular review of the carrying value of our assets (including our intangible, tangible and financial fixed assets) has resulted in significant impairments and we may in the future be required to recognize additional impairment charges. Events in the technology and telecommunications markets, including significant declines in stock prices, market capitalization and credit ratings of market participants, as well as our ongoing review and refinement of our business plans, have resulted and may result in substantial impairment write-downs of our intangible or other assets at any time in the future.

        In addition, we have been and may be required in the future to recognize increased depreciation and amortization charges if we determine that the useful lives of our fixed assets are shorter than we originally expected.

Our cost reduction programs may not be successful and the implementation of these programs may harm our business and operating results.

        We are continuously seeking to implement cost reductions. Implementation of these cost reduction programs involves a number of uncertainties. Accordingly, we cannot assure you that we will be able to achieve the level of personnel reductions or other cost savings that we are or will be seeking or that the costs of implementing our cost reduction programs will not be greater than the amounts that we estimate when formulating the cost reduction plans. The implementation of our current cost reduction program will last for several years. During the implementation phase of this program the amount of our implementation costs may exceed our realized savings. Moreover, the implementation of our current and future cost reduction programs may result in significant disruptions to our business or slow future growth.

We may not benefit from the integration of our Fixed and Business Solutions divisions and therefore not enhance customer satisfaction or achieve the synergies and other benefits we expect which could leave us at a competitive disadvantage and harm our operating results.

        Starting on January 1, 2003 we adjusted our strategy and reduced the number of our divisions from three to two. Our remaining divisions are Fixed Networks and Mobile (Business Solutions having been integrated with Fixed Networks). This change of strategy has been implemented in order to be able to enhance our customer satisfaction. We may face difficulties in integrating the Business Solutions and Fixed divisions and not achieve the synergies and other benefits we expect. Consequently we may not succeed in improving customer satisfaction, which could leave us at a competitive disadvantage and harm our operating results.

The outcome of the discussions with the Dutch tax authorities related to our recent financial restructuring may materially harm our consolidated financial condition and our liquidity.

        We are currently in discussions with the Dutch tax authorities regarding the tax consequences of our recent financial restructuring of KPN Mobile. If these discussions ultimately do not lead to an outcome acceptable to us, the case could be taken to court. The outcome of a potential court case remains unpredictable, could take several years and may materially harm our consolidated financial position and our liquidity.

Future downturns on the financial markets may result in shortfalls of our pension funds which we are required to fund. This funding may adversely affect our operating results and financial condition.

        We are obliged to fund any shortfall in our pension funds if coverage ratios fall below certain thresholds. We estimate the total shortfall at the end of 2002 to be approximately EUR 385 million. Under the current payment schedule, an amount of EUR 52 million will have to be paid in 2003 and 2004 and the remainder of EUR 281 million over a five year period commencing in 2005. The actual outcome of the amounts to be paid may differ from the estimates we used. Additionally, for each following year-end a new calculation will be made for determining the required payment, while taking into account the then applicable coverage. If in future years, financial markets do not recover and the coverage ratios do not improve significantly, then the obligation to fund the shortfall will continue to exist. If share prices fall further, however, the shortfall could increase significantly.

We have made substantial investments in UMTS licenses in our core markets. The market for UMTS products and services may not develop as quickly as we expect and we may not generate a sufficient return on our investments.

        We have made substantial investments in UMTS licenses in our core markets. The suppliers of the handsets and other equipment which we and our competitors intend to use in providing such products and services have not yet fully developed the technology for new UMTS products and services. There may be significant delays in receiving the requisite number and type of handsets and equipment needed for UMTS. Developing UMTS technology may take longer than we anticipate and may prove not to be superior to existing or other future technologies. The size of the market for these products and services is as yet unknown and may fall short of expectations. We cannot be certain that the demand for such services will justify the related costs. In some locations, the investments, although required under the licenses, may not be commercially desirable. In addition, we have a number of significant competitors in each of our geographic markets.

        We expect to roll out our UMTS networks in the same time frame in which many of our competitors expect to roll out their own UMTS networks throughout Europe. Our competitors may be able to build out their UMTS networks more economically or quickly than we can. This could place us at a competitive disadvantage in providing UMTS services in the relevant market. While network sharing is intended to reduce costs, we cannot give any assurance that this will be the case or that we will be able to make such network sharing work commercially or technically.

        If our UMTS strategy is not successful, our operating results and financial condition, as well as our business strategy, are likely to be adversely affected.

Our depreciation, amortization and other charges will increase substantially in the event that our UMTS networks become operational.

        Our depreciation and amortization charges increased substantially as a consequence of our acquisition of E-Plus in 2000. Since our UMTS networks are not yet fully operational, we have not yet amortized our UMTS licenses although we have incurred significant impairment charges. We expect our capital expenditure on the roll out of our UMTS networks to amount to EUR 1.4 billion during 2003 up to and including 2005. When our UMTS networks become operational, which we currently expect to occur in 2003 and 2004, we will begin to recognize substantial amortization charges with respect to these licenses and investments. In addition, we expect to incur significant marketing costs and other costs in relation to the launch of our UMTS services. As a result, our net income can be expected to decrease except to the extent such charges are offset by enhanced earnings from the UMTS networks.

We depend on our relationships with various partners and suppliers and any disruption in these relationships may adversely affect our business.

        Our businesses depend upon our ability to obtain adequate supplies of telecommunications equipment and related software, our contractors' ability to build and roll out telecommunications networks on schedule, and our suppliers' ability to deliver dependable technical support. Due to the downturn in economic conditions, some of our suppliers have ceased to do business. We cannot be certain that we will be able to obtain quality telecommunications equipment and support from alternative suppliers, particularly in relation to new technologies, on a timely basis if our existing suppliers are unable to satisfy our requirements. This could lead to an interruption in the operation and build out of our networks, which could harm our financial condition and results of operations.

        As part of our cost reduction program we have sold a substantial part of what we considered to be our non-core assets. A substantial part of the services previously rendered to us by these non-core assets are now provided to us by new owners of the assets, such as Atos Origin, TNO or other external suppliers. We depend on our relationship with these suppliers for the continuation of these services, some of which are vital to our business. External suppliers may be less reliable and capable. We have guaranteed minimum levels of revenue to the buyers of our non-core assets. In the event these levels are not met, we may incur penalties. These penalties may limit our flexibility in dealing with supplier problems.

        As a result of the dilution of NTT DoCoMo's shareholding in KPN Mobile to 2.16%, various restrictions on both us and NTT DoCoMo have terminated. NTT DoCoMo is now allowed to terminate the i-mode license it granted for The Netherlands and Belgium at any moment. For Germany, the termination right ends six months after the dilution of NTT DocoMo has occurred. Upon termination KPN Mobile and E-Plus can still use the licensed technology for a period of three years and the licensed trademarks for a period of 15 months.

Growth in the traditional mobile telecommunications industry has slowed significantly, and our operating results, which are increasingly dependent on the mobile business, may be adversely affected if market conditions do not improve.

        In recent years, our revenues have grown in large part because of the rapid growth in our Mobile business. This growth has been driven largely by the rapid expansion of the mobile telecommunications market in The Netherlands and Germany. However, these markets are now saturated. If the mobile telecommunications markets in which we operate do not continue to expand, or we are unable to retain our existing customers, stimulate increases in customer usage, or maintain or increase prices, our financial condition and results of operations may be harmed.

Our mobile subsidiaries E-Plus in Germany and BASE in Belgium are both the third largest operator in their respective markets, with the top two operators having a significantly higher market share. As a result, our subsidiaries may be at a competitive disadvantage and could rapidly lose market share.

        Our German subsidiary E-Plus is the third largest mobile operator in Germany with a market share of approximately 12.3%, whereas T-Mobile, the largest operator, has a market share of 42% and Vodafone, the second largest operator, has a market share of 38%. Our Belgian subsidiary BASE is the third largest mobile operator in Belgium with a market share of approximately 14.5%, whereas Proximus, the largest operator, has a market share of 52.5% and Mobistar, the second largest operator, has a market share of 33.0%. In this competitive environment we may not be able to maintain our current market share and our competitors may take actions that could contribute to a rapid decline in our market share. In any event, our competitors are able to exert significant influence over the market and may put us at a competitive disadvantage.

Our Mobile division business may be hampered as a result of more stringent regulation of electro magnetic field strengths of mobile transmission equipment and alleged health risks of mobile telephones and transmission equipment.

        Our Mobile division business is increasingly subject to more stringent regulation of electro magnetic field strengths of mobile transmission equipment. Regulators have imposed and may impose greater restrictions on the construction of base station towers, the upgrade of networks and the replacement of existing antennae and other related infrastructure. As a result we experience difficulties and delays in obtaining building permits for our mobile transmission equipment. This may prevent us from completing our network build-outs, providing new services and fulfilling UMTS license terms. Any of these factors could harm our business, financial condition and results of operations and may place us at a disadvantage in relation to our competitors.

        Furthermore, various reports have alleged that certain radio frequency emissions from wireless handsets and mobile transmission equipment may be linked to various health concerns and may interfere with various electronic devices. We cannot rule out that exposure to electromagnetic fields or other emissions originating from wireless handsets will be identified as a health risk in the future. Any potential or perceived health risks associated with mobile communication equipment may result in a lower number of customers, reduced usage per customer or potential litigation or consumer liability for us.

If we lose or are unable to meet the requirement of certain licenses which are necessary for our operations, such as the UMTS licenses, we may not be able to carry on parts of our current or planned business.

        We are in many cases only permitted to provide telecommunications services and operate networks under licenses granted by competent authorities in each country. All of these licenses are issued for a limited period of time and may not be renewed, or, if they are renewed, their terms may be changed.

        These licenses contain a number of requirements regarding the way we conduct our business, as well as regarding network quality and coverage. Failure to meet these requirements could result in fines or other sanctions including, ultimately, revocation of the licenses. We may be required to obtain licenses where we wish to expand into new areas of business and we cannot guarantee that we will be able to obtain these licenses, which are typically subject to a number of strict requirements and conditions. Our current and future business plans may be curtailed if we fail to comply with existing or future license requirements.

Network interruptions or service slowdowns caused by local or global system failures or misuse of our network and related applications as a result of inadequate security may result in reduced user traffic, reduced revenue and harm to our reputation and business operations.

        Our ability to operate our businesses depends significantly upon the performance of our technical infrastructure. Failures in power supply by power companies are increasing in The Netherlands and may harm our technical infrastructure. Although our critical infrastructure equipment has power interruption back-up facilities, these facilities may prove not to be adequate during a long lasting interruption. Our technical infrastructure is also vulnerable to damage or interruption from floods, fires, telecommunication failures and similar events. It also may be subject to break-ins, sabotage, terrorism, vandalism and similar misconduct. Furthermore, the security for our network and related applications may be inadequate which may result in access and misuse by hackers and other unauthorized users and may adversely affect our operations. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other damage to, misuse or failure of our systems could result in interruptions in our service. System failures, including failure of our network and the networks used by our suppliers, hardware or software failures or computer viruses, could also affect the quality of our services and cause temporary service interruptions, resulting in customer dissatisfaction, penalties and reduced traffic volumes and revenue.

        Any of these factors could harm our business, financial condition and results of operations.

The general economic downturn could have a material adverse effect on our business, results of operations and financial condition.

        In 2001, there was a general downturn in economic conditions in Europe generally and in the telecommunications industry in particular. This downturn continued in 2002 and various telecommunication companies, both in Europe and in the United States, have recently experienced significant financial difficulties. If economic conditions do not improve, our business, results of operations and financial condition could be materially adversely affected. The adverse impact of this downturn on some of our customers has lead and may continue to lead to a decline in demand for our products and services. It has also lead to an increase in bad debts and caused disruptions in the supply to us of products and services. If economic conditions do not improve our business and financial condition may deteriorate.

We are involved in several legal proceedings. Such proceedings could eventually lead to payments for claims and damages or otherwise harm us.

        We are involved in several legal proceedings, most of which are primarily related to regulatory or other ordinary course of business issues.

        On July 10, 2001 a writ of summons was served upon us by one of our shareholders, the Foundation for the Research of Business Information (Stichting Onderzoek Bedrijfsinformatie, or SOBI). SOBI has filed a claim with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal that seeks the annulment of our annual financial statements for 2000 because it believes that our accounting was incorrect with respect to our transactions with NTT DoCoMo in which NTT DoCoMo acquired 15% of KPN Mobile, the transactions with BellSouth in which KPN Mobile acquired a 77.49% stake in E-Plus and the valuation of goodwill and the valuation of the UMTS licenses acquired by KPN Mobile. On October 18, 2001 we filed our statement of defense in which we stated that in our opinion our 2000 annual financial statements were prepared in compliance with all legal and accounting requirements.

        On November 7, 2002 the Enterprise Chamber gave an interlocutory judgement ordering us to prove certain items of our statement of defense. The outcome of the Enterprise Chamber's interlocutory judgement can be summarized as follows:

  •
  The gain of EUR 2,312 million resulting from the sale of our share in KPN Mobile in the transaction with NTT DoCoMo has been correctly recorded in the profit and loss account. However, in the Enterprise Chamber's view, the gain should have been presented on a separate line item in the profit and loss account and not as part of other operating revenues. We disagree with this view and accordingly did not change the presentation in our financial statements.

  •
  The fair value of the warrant and exchange right that were granted to BellSouth, as part of the acquisition of a 77.49% interest in E-Plus, has been correctly treated as part of the acquisition price on February 24, 2000. However, in the Enterprise Chamber's view, the exchange right should have been presented in the Balance Sheet as part of shareholders' equity rather than as a hybrid form of equity and debt. We disagree with this view and accordingly did not change the presentation in our financial statements.

  •
  The Enterprise Chamber stated that for determining whether there is an impairment on goodwill or intangible fixed assets (UMTS licenses) we should not have compared the sum of the undiscounted cash flows to the book value of the assets concerned. We disagree with this view, and believe that there is no impairment on either of the dates of acquisition of E-Plus and the UMTS licenses and as of December 31, 2000.

  •
  The Enterprise Chamber stated that more insight should have been given in the valuation methodology of both the instruments. We believe that the disclosure was adequate.

        As ordered by the Enterprise Chamber we provided written evidence on November 28, 2002 to defend our view. In addition, we have provided a list of witnesses for testimony at the Enterprise Chamber to further support our views. A final judgment by the Enterprise Chamber is expected in the summer of 2003. This judgment will be subject to appeal before the Supreme Court of The Netherlands. While we do not believe that there is any merit to SOBI's claim, a judgment in SOBI's favor may lead to other claims or consequences, including restatement of our accounts, that could harm our results and financial condition.

        Towards the end of 1999, WorldCom lodged a complaint with the European Commission against what it called the excessively high interconnection prices being charged by KPN Mobile and other operators. In March 2002, we received a statement of objections from the European Commission in which it reached the preliminary conclusion that we abused our position of power among others by discriminating other operators and setting unfair prices. We provided arguments that refute the Commission's preliminary analysis. In the autumn of 2002 the Commission asked for further information. It is unclear when the Commission will take a final stand, but the Commission may ultimately require KPN Mobile to lower its interconnection prices and impose a penalty on us of up to 10% of our sales in the preceding year.

        We are engaged in a dispute with BT Ignite on the level of call termination fees that we owe for handling telephone calls from our fixed network terminating on the networks of this operator. OPTA ruled that this operator can set its own fees provided these are reasonable. A consequence of this ruling is that we must pay this operator for services we had to purchase from it in the past and can no longer pass on this amount to end-users for telephone calls that terminate on their network. We have lodged an objection.

        In September 2002, KPN Telecom was served with a class action complaint for alleged violations of US Federal Securities Law in connection with the IPO of Infonet Services Corporation in which KPN Telecom has a 17.7% interest. The complaint was filed on behalf of public investors who purchased securities of Infonet Services Corporation during the period from December 16, 1999 through August 7, 2001. It was filed against Infonet, several of its current and former directors (including one of our employees), the selling shareholders (including KPN Telecom) and the underwriters of Infonet's initial public offering. The complaint alleges that defendants made misrepresentations and omissions in Infonet's Form S-1 registration statement and the accompanying prospectus for its inital public offering and in other statements during the class period. We are unable at this time to predict the outcome of this litigation.

        For a discussion on other legal proceedings, see "Item 8.A—Financial Information—Consolidated Statements and Other Financial Information".

Risks related to our financing

In 2002 we further decreased our outstanding debt after we significantly increased our debt in 1999 and 2000. However, if we are not successful in further decreasing our debt and refinancing our significant debt maturities or if we are not able to meet financial and other covenants, our business and financial condition may be at risk.

        Our outstanding net debt (interest bearing debt less cash and cash equivalents) decreased from EUR 15.74 billion at December 31, 2001 to EUR 12.35 billion at December 31, 2002 as a result of our cost cutting program, the divestment of non-core assets and a strong focus on cash flow. However, the timely payment of amounts due in the near and medium term on our outstanding debt require substantial cash resources. For example, EUR 2.36 billion of our debt matures in 2003, EUR 2.09 billion matures in 2004, EUR 2.96 billion matures in 2005 and EUR 2.68 billion in 2006. Also, the exercise of the early termination option included in some of our Cross Currency Swaps, used to hedge foreign currency denominated bonds, may possibly have a further cash outflow effect.

        We plan to service this debt by optimizing our free cash flow (through the further reduction of costs, improvement of margin, moderate capital expenditures and sale of our remaining non-core assets) or through refinancing this debt. We may not succeed in achieving our cost reduction and capital expenditure objectives and, if we do, the reductions may prove to be harmful to our business. Furthermore, we may not be able to sell our remaining non-core assets, and, even if we can, we may not be able to secure satisfactory terms and the proceeds that we receive may be significantly less than anticipated. Financing and refinancing conditions will largely depend on future market conditions, our credit ratings and telecom industry ratings in general, results of operations and future prospects, and we cannot be certain that financing will be available to us on favorable terms or at all.

        In May 2002, we entered into a EUR 1.75 billion syndicated multi-currency revolving credit facility, that we maintain as a back stop facility and that is currently undrawn. The facility may not be utilised for the redemption of subordinated debt or for the redemption of our public debt. This facility, with a final maturity in November 2004, requires ongoing compliance with financial and other covenants. If we fail to comply with these covenants in the future, we may be required to immediately repay outstanding indebtedness, if any, under this facility or we may be unable to access funding under this facility. In addition, a default under this facility may trigger defaults under certain of our other financing arrangements, requiring us to repay other indebtedness as well.

After substantial downgrading of our credit rating by Moody's and S&P in 2000 and 2001, S&P upgraded our credit ratings in December 2002. If we are not successful in further reducing our debt and improving our operating results, we may again be downgraded and our ability to obtain future financing could be harmed.

        If we are not able to realize our targets and refinancing efforts or to maintain or improve our margin and free cash flow and reduce our debt, then our debt ratings may be downgraded. A downgrade could harm our ability to obtain future financing and refinance our existing debt. A downgrade also could increase our financing costs by increasing the interest rates of our outstanding debt or the interest rates at which we are able to refinance existing debt and incur new debt. For example, our Eurobond 2001-2006 EUR and our Eurobond 2001-2008 GBP contain a rating step-up provision which offers each note holder a 0.375% increase in the interest rate for each notch downgrade below either Baa2 by Moody's or BBB by S&P. Our current rating by Moody's and S&P are Baa3 with a positive outlook and BBB with a positive outlook, respectively.

Our substantial indebtedness could adversely affect our competitive position and business and make us more vulnerable to adverse economic and industry conditions.

        Our substantial indebtedness could have important consequences for our business. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

  •
  place us at a competitive disadvantage relative to our competitors that have less debt; and

  •
  limit our ability to obtain additional financing.

        In particular, the restrictive covenants in some of our financing facilities prevent us from divesting our fixed line business and restrict us from disposing of KPN Mobile N.V., thereby further limiting the ways in which we could address a downturn in our business or a decrease in our cash flow.

Risks relating to regulation

We operate in a regulated industry and changes in, or adverse applications of, the regulations affecting us could harm our financial condition and results of operations.

        In all countries in which we use radio frequencies, operate telecommunications networks and provide telecommunications services, these activities are regulated, either at the national level or at trans-national level, such as by the European Union.

        Implementation and application are undertaken by one or more regulatory and competition authorities which, in their discretion, may challenge our compliance with regulation. If we are found not to have complied with any regulations, we may be subject to damage awards, fines, penalties, injunctions and suspensions.

        We currently face a number of regulatory constraints, including the following:

  •
  Under the Dutch Telecommunications Act, we may be required to provide interconnection services to other operators that from a business perspective we would otherwise not wish to provide.

  •
  In The Netherlands, we have been designated as a party with significant market power for specific fixed and mobile telecommunications markets and are therefore required to provide certain services on non-discriminatory, cost-oriented and transparent terms, which may differ from the terms on which we would otherwise have provided those services. We cannot assure you that this obligation will not be made applicable to other services we provide or in other jurisdictions.

  •
  The Onafhankelijke Post en Telecommunicatie Autoriteit ("OPTA"), the Dutch telecommunications regulator, has in the past required reductions in the prices we charge for our fixed telephony services, interconnection services and leased lines and may in the future require additional reductions. OPTA may also take steps to facilitate additional competition in the Dutch telephony market.

  •
  We are subject to competition law investigations, including proceedings regarding the conditions under which we obtained our mobile telecommunications licenses, roaming fees, leased lines and the level of our mobile interconnection tariffs. These proceedings could result in the imposition of fines and claims for damages. The outcome of these proceedings may also harm the prices of and other terms on which we offer the relevant services.

        Changes in legislation, regulation or government policy affecting our business activities, as well as decisions by competition and other regulatory authorities or courts, including the granting, amending or revoking of licenses to us or other parties, could harm our financial condition and results of operations and could lead to a drop in the trading price of our shares.

Implementation of new European directives regarding Open Network Provisions may lead to further regulation of our business.

        The new European directives regarding Open Network Provisions must be implemented into Dutch law before July 25, 2003. The directive sets out a framework within which national regulators may exercise supervision over electronic communications services and networks. The national regulators may define new markets. This may lead to further regulation of our business and adversely affect us.

In December 2002, OPTA announced its intention to prohibit us from using certain customer information for offering new types of services, such as broadband services. This may substantially interfere with the way we conduct our business.

        OPTA announced in December 2002 its intention to fine KPN for violating a prohibition on discrimination in providing MDF access to one of our own business units that offers DSL services and competing providers of DSL services. According to OPTA, our business units possess subscriber information that allows this business unit to place orders for unbundled access lines easier and more accurately. In the event that our business units are no longer allowed to use each others' subscriber information, we will need to restructure the way we conduct our business. This could adversely affect our marketing strategies and competitiveness and lead to lower revenues and margins.

OPTA's intention to regulate and lower the mobile terminating tariffs in The Netherlands could harm our operating results.

        In 2002 OPTA published policies regarding the regulation and lowering of mobile terminating tariffs in The Netherlands. OPTA applied these policies in over 40 disputes between all mobile operators in the Dutch market. The decision was suspended by the president of the Court of Rotterdam in an interlocutory decision. In the event of a final decision whereby OPTA's policies regarding the regulation and lowering of mobile terminating tariffs are considered to be legitimate, our operating results and cash flows could be harmed significantly.

Risks relating to our securities

Our share price has been, and may continue to be, volatile.

        Since early 2000, world stock markets have experienced substantial declines and volatility that has affected the market prices of equity securities of many telecommunications companies, including our company. This has led to large swings in trading prices in short periods of time and has not always been related to the operating performance of the companies concerned. In particular, the market price or value of our securities has been volatile and has fluctuated widely. During the year 2002 our share price, based on Euronext (Amsterdam) closing prices, reached a high of EUR 6.9 and a low of EUR 4.0.

        The factors that have caused, and may cause in the future, these fluctuations, many of which are beyond our control, include the following:

  •
  investor perceptions of our company, including perceptions of our financial condition and results of operations, and those of other telecommunications companies;

  •
  the general state of the securities markets, with particular emphasis on the European telecommunications sector and the international political and economic conditions;

  •
  the build-out of UMTS networks, the development of compatible handsets, delays in the roll-out of UMTS services and networks and costs relating thereto, regardless of whether we are the party involved in these announcements;

  •
  difficulties in our asset disposal and cost reduction programs;

  •
  the status of our financing and refinancing activities;

  •
  competitors' positions in the market;

  •
  changes in financial estimates by securities analysts;

  •
  our earnings releases and the earnings releases of our competitors;

  •
  the outcome of legal proceedings;

  •
  our discussions with tax authorities and changing tax laws;

  •
  competition, regulatory conditions and the status of telecommunications liberalization in Europe;

  •
  fluctuations in foreign exchange rates and interest rates; and

  •
  international political and economic conditions, including the effects of uncertainties related to military operations in the Middle East and other developments related to such operations.

We have certain anti-takeover arrangements. These arrangements may impact the value of an investment in our company compared to a competitor.

        Like many other listed companies in The Netherlands, we have an arrangement in place that may delay or prevent other parties from acquiring control of our company. The Foundation for the Protection of KPN (Stichting Bescherming KPN) has a call option to acquire a number of our Class B preference shares (up to the total amount of our issued share capital minus one share). We also have a put option to place approximately the same amount of our Class B preference shares with the Foundation for the Protection of KPN. In the event these options are exercised, the Foundation for the Protection of KPN will have up to 50% of our total voting rights.

The State of The Netherlands may sell large portions of our shares and this could significantly depress the market price of our shares. Its interests may diverge from ours and could hamper our development.

        The State of The Netherlands owns 781,966,893 or 31.39%, of our outstanding ordinary shares. The State has announced that it intends to ultimately withdraw as a holder of our shares, including the special share, subject to market conditions. Any sale by the State of The Netherlands of a significant number of our ordinary shares, or the public perception that these sales could occur, may cause the market price of our ordinary shares to decline significantly and also may make it more difficult for us to sell our ordinary shares in the future. The State of The Netherlands also holds a special share, which gives it significant voting rights relating to the approval of fundamental changes in our Group structure.

The European Commission has asked the State of The Netherlands to surrender the special KPN share, which carries the right to approve resolutions causing fundamental changes to our corporate structure. Uncertainties regarding the outcome, may affect our share price.

        The State of The Netherlands holds a special share, which carries the right to approve resolutions causing fundamental changes to our corporate structure. The European Commission has asked the State of The Netherlands to inform the European Commission by April 2003 on the measures the State of The Netherlands is considering to surrender the special share. The Minister of Finance has informed Parliament that he is not willing to comply with the European Commission requirements since the special share, in his opinion, does not violate the law of the European Union. This will probably lead to a legal proceeding before the Court of Justice of the European Union. Uncertainties regarding the outcome of this issue may affect our share price.

The preemptive rights of our shareholders may be restricted or excluded by our Board of Management.

        Under Dutch law, our shareholders generally have preemptive rights to subscribe for a pro rata amount of any new shares which we issue. Those rights, however, are subject to certain provisions of our articles of association and may be restricted or excluded by a resolution of our Board of Management, subject to the approval of our Supervisory Board and the State of The Netherlands as the holder of the special share.

ITEM 4.    INFORMATION ON THE COMPANY

A.
History and Development of the Company

        Koninklijke KPN N.V. was incorporated under the laws of The Netherlands on January 1, 1989 by deed executed on December 20, 1988. On June 28, 1998 our name was changed from Koninklijke PTT Nederland N.V. into Koninklijke KPN N.V. We have our corporate seat in The Hague, The Netherlands. We are registered under number 02045200 at the Commercial Register of the Chamber of Commerce for Haaglanden, The Hague, The Netherlands and our executive offices are located at Maanplein 55, 2516 CK, The Hague, The Netherlands. Our telephone number is +31 70 4460986. Our agent for service of process in the United States is KPN INS, Inc., 494 8th Avenue 23rd floor New York NY 10001. Our shares are listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

        KPN was incorporated with two main subsidiaries: PTT Telecom B.V., offering telecommunications services, and PTT Post B.V., serving as the primary postal company in The Netherlands. In the period from incorporation until the listing of our shares on the Amsterdam Stock Exchange, now Euronext (Amsterdam), in June 1994, the State of The Netherlands was the sole shareholder.

        The demerger of our mail, express and logistics business operations to TNT Post Group became effective on June 28, 1998, with retroactive effect from January 1, 1998. The demerger resulted in the transfer of approximately EUR 1.6 billion of our equity to TNT Post Group.

        In 1998, we also established KPN Orange, a 50:50 joint venture with a wholly-owned subsidiary of Orange plc, to provide mobile telecommunications services in Belgium. In February 2001, we acquired the remaining 50% of KPN Orange that we did not already own. As of April 2002, as part of a rebranding project the brand KPN Orange was replaced by BASE.

        In November 1999, we transferred our Mobile business to a separately incorporated subsidiary, KPN Mobile N.V. KPN Mobile issued new shares to NTT DoCoMo in August 2000 as a result of which NTT DoCoMo held a 15% interest in KPN Mobile. In December 2002, KPN financially restructured KPN Mobile and as a result NTT DoCoMo's interest has been diluted to 2.16%.

        In February 2000, we completed our acquisition of a 77.49% indirect interest in E-Plus, Germany's third largest mobile network operator. Until March 13, 2002 we shared control of E-Plus with BellSouth, which held a 22.51% indirect interest. On March 13, 2002 BellSouth converted its 22.51% indirect interest in E-Plus into 234.7 million of our ordinary shares (which BellSouth subsequently sold) and we now have full control of E-Plus.

        On August 4, 2000 we acquired one of five UMTS licenses in The Netherlands for EUR 711 million. On August 31, 2000 E-Plus (through a subsidiary) acquired one of six UMTS licenses in Germany for EUR 8.4 billion. On March 2, 2001 we acquired a UMTS license in Belgium for EUR 150 million.

        On September 21, 2000 we acquired a 15% interest in Hutchison 3G UK Holdings Limited (H3G) for EUR 1.5 billion, which indirectly owns a UMTS license in the U.K. NTT DoCoMo also acquired a 20% interest in H3G. On March 7, 2003, H3G made a funding call amounting to GBP 150 million for us.

        On May 14, 2001, we announced that Vodafone's offer for the shares of Eircell, the mobile operator of eircom (Ireland), had been accepted. We received approximately 220 million shares in Vodafone, which we disposed of in June 2001 for approximately EUR 572 million.

        On September 28, 2001 we sold our data center activities to French IT service provider Atos Origin for approximately EUR 163 million. Atos Origin will manage these activities for us for a minimum period of six years pursuant to a service contract.

        In November 2001, we sold our 21% interest in the Irish telecom operator eircom to Valentia for EUR 632 million.

        In November 2001, with retroactive effect to July 1, 2001 we sold and transferred our call company and call centres to SNT Group N.V., a company in which we have a 50.78% stake. SNT is listed on Euronext (Amsterdam) and is fully consolidated in our financial statements.

        On December 11, 2001 KPN Mobile sold its 22.28% interest in the Indonesian mobile operator Telkomsel to Singapore Telecommunications for EUR 668 million.

        On February 4, 2002, we completed the sale of our 44.66% interest in Pannon GSM, the Hungarian mobile operator, to Telenor SA for EUR 603 million.

        On February 5, 2002, we sold our End User Services business to Atos Origin for approximately EUR 6.32 million. Atos Origin has agreed to manage these services for a minimum period of six years, and approximately 700 KPN employees have been transferred to Atos Origin.

        On February 18, 2002, E-Plus and NTT DoCoMo agreed to transfer and license technologies for the launch of a mobile Internet service in Germany, similar to NTT DoCoMo's i-mode. E-Plus has now licensed the same technologies, as has KPN Mobile in The Netherlands and KPN Orange in Belgium. We announced on March 4, 2002 the introduction of i-mode type services in Europe for mobile data services, combining user-friendly mobile handsets with an array of services and e-mail.

        On May 31, 2002, KPNQwest, the Internet data joint venture in which we held a stake of 39.9%, filed for bankruptcy. In order to ensure that the networks remained operational we formed the foundation "Customer support KPNQwest". This foundation was discontinued on July 11, 2002. We subsequently bought parts of the old network of KPNQwest ("EuroRings") in The Netherlands, Germany, United Kingdom and Belgium.

        On July 31, 2002, we sold 55% of our shares of KPN Netwerk Bouw B.V. which employs 1,650 people to Volker Wessels Stevin, or VWS, for EUR 13.75 million. It is expected that VWS will acquire the remaining 45% on January 1, 2005.

        On August 19, 2002, we and Atos Origin reached a definitive agreement for Atos Origin's acquisition of the activities of KPN's Software House for EUR 24 million. The 600 employees of the Software House have joined Atos Origin Consultancy & System Integration in The Netherlands.

        On October 8, 2002, the Supervisory Board of Vision Networks ceased its activities, therefore the sale of all of the material cable assets of Vision Networks was announced. As a result, we have full control over Vision Networks which is now fully consolidated. During the period 1997-2002, Vision Networks sold its cable assets and issued loans to us, which consisted of the proceeds obtained from the sale of cable activities. In 1997, Royal PTT Nederland decided to sell its cable activities from its core business following an earlier decision by the Dutch Government and Vision Networks, a wholly owned subsidiary holding interests in cable activities, was deconsolidated after an internal legal demerger.

        On February 13, 2003, we sold Telefoongids Media B.V., formerly known as TeleMedia Nederland B.V., to a syndicate led by 3i Group plc and Veronis Sulher Stevenson for an amount of EUR 500 million.

        On February 28, 2003, we sold our 16.33% participation in Ukrainian Mobile Communications for an amount of EUR 55 million. This amount has been placed in escrow, which funds will be released as soon as certain formalities have been completed. This is expected before the end of March 2003.

B.
Business Overview

Introduction

        We are the leading telecommunications company in The Netherlands, offering a wide range of telecommunications services. We also offer telecommunications services to, from and in other countries in Europe for business and residential customers. We have maintained our position as the market leader in the major segments of the Dutch telecommunications market notwithstanding the early and rapid development of full competition for telecommunications in The Netherlands.

        During the year ended December 31, 2002, our three core business activities were Fixed Networks, Mobile Division and Business Solutions. Each of our businesses in these segments operates with its own management and business plan while benefiting from our strategy, financing, networks and group sales organization. In the second half of 2002, we adjusted our strategy for our core businesses. Whereas the focus in 2001 and 2002 was on cost reduction and optimising operating and free cash flows, in 2003 we also are focusing more on customer satisfaction.

        In fixed network and data/IP services our strategy focuses on preserving our existing customer base and increasing the number of customers that use Internet and broadband services, in order to increase revenues per customer. In particular, the broadband portfolio will be developed further for each market segment. For that reason, we introduced a DSL service package for consumers in September 2002. Since the beginning of 2003, data/IP services is being offered to wholesale and corporate customers through KPN EuroRings, our own Western European network.

        In mobile services we are focused mainly on improving the quality of our customer base and realizing solid margins and free cash flows. We are developing and commercializing mobile data services, such as i-mode. These services are currently based on our existing GPRS network, whereas in the future, we will use UMTS networks that have more capacity and a higher speed than present networks, making new applications possible. With regard to UMTS, we will meet the construction and coverage obligations of acquired licenses and offer services based on customer demand.

        This section describes the divisional and management control structure that was in place during the year ended December 31, 2002.

        Fixed Networks.     Our division Fixed Networks comprises the units:

  •
  Fixed Telephony;

  •
  Carrier Services;

  •
  Consumer Internet and Media Services, which holds our ISPs "Het Net", "Planet Internet" and "XS4ALL";

  •
  SNT, our customer contact activities; and

  •
  Other units, such as Fixed Network Operator, Urenbedrijf, the customer equipment installation and service provider, and our Distribution channels DKED (external distribution) and KPN.com. We reduced our share in the purchasing unit Proclare, a joint venture between AtCostPlus and us, to 10% in the fourth quarter of 2002.

        We are the largest provider of fixed line telephony services in The Netherlands. As of December 31, 2002, we supplied approximately 7.9 million connections to customers, including 1.5 million ISDN connections. We are the leading provider of interconnection and other wholesale carrier services in The Netherlands to other telecommunications companies. Due primarily to the early liberalization of the telecommunications sector in The Netherlands, our home market has, we believe, become one of the most competitive telecommunications markets in Europe. We also provide consumer, Internet and media services. As of December 31, 2002, we were ranked number one in The Netherlands by the number of registered ISP subscribers. SNT conducts outsourced call center and other customer contact activities and is one of the key players in The Netherlands and Europe.

        Division Mobile.     KPN Mobile The Netherlands is a wholly-owned subsidiary of KPN Mobile N.V. our 97.84%-owned subsidiary, and is the largest mobile telecommunications provider in The Netherlands with approximately 5.0 million customers, representing an estimated 42% share of the total Dutch mobile telecommunications market as of December 31, 2002. In Germany, E-Plus, a subsidiary of the Mobile division, is the third largest mobile network operator with approximately 7.3 million customers and approximately a 12.3% market share as of December 31, 2002. The number one and two mobile operators in Germany together have a market share of approximately 80% (T-Mobile 42%, Vodafone 38%). In Belgium, our wholly owned subsidiary, BASE, is the third largest mobile telecommunications provider in Belgium and was the first to provide DCS 1800 services in Belgium. BASE had approximately 1.1 million customers, representing a 14.5% market share, as of December 31, 2002. The other Belgian mobile operators are Proximus and Mobistar having a market share of 52.5% and 33.0% respectively. In the United Kingdom we hold a 15% share in H3G.

        Business Solutions.     We are the leading provider of data/IP services in The Netherlands in terms of revenues. In The Netherlands we have constructed several networks to handle the rapidly increasing demand for larger volumes of data communications efficiently. These networks will use capacity available on our Lambda network. International offerings are primarily based on our international network of KPN EuroRings.

        Other activities.     Our Other activities include EnterCom (which delivers, installs and services communications equipment for business customers), PanTel, Xantic (formerly known as Station 12—a satellite communications venture with Telstra), Telefoongids Media (sold on February 13, 2003), Infonet and our retail distribution channels, including Primafoon stores and Business Centers, our head office functions, KPN Services, group services, KPN Valley, responsible for research and development activities and the internal and external innovation initiatives (sold January 1, 2003) and our interests in Ceský Telecom and AUCS. In 2002, we sold 55% of our 100% stake in Netwerk Bouw.

        The following table shows a breakdown of our total operating revenues for the years ended December 31, 2002, 2001 and 2000:

EUR million	2002	2001	2000
Fixed Networks	6,632	6,500	6,371
Division Mobile	5,312	4,673	5,861
Business Solutions	2,047	2,068	2,075
Other activities	1,264	2,148	1,879
Inter-division revenues	-2,471	-2,530	-2,675

Total operating revenues	12,784	12,859	13,511

	The Netherlands 2002	International	The Netherlands 2001	International	The Netherlands 2000	International
Fixed Networks	97%	3%	99%	1%	100%	0%
Division Mobile	48%	52%	52%	48%	71%	29%
Business Solutions	96%	4%	95%	5%	95%	5%
Other activities	92%	8%	81%	19%	86%	14%

Total operating revenues	76%	24%	78%	22%	85%	15%

        The following table sets forth a breakdown of our total operating revenues by geographic location of delivery for the years ended December 31, 2002, 2001 and 2000:

Business segments

Fixed Networks

        Fixed Telephony includes access services through analogue and digital lines, and local, national long distance and international calling services as well as calls to mobile and (partly) to Internet service providers. Other related services such as the supply of telephones are included in our Other activities. Fixed Networks also includes wholesale carrier services, namely the provision of access, interconnection and integrated wholesale transmission services to other telecommunications operators wholesale international network services, such as the handling of international calls on or through our network, as well as consumer Internet and media services.

        We continue to be the main provider of domestic telephone traffic and outbound international telephone traffic in The Netherlands. Our Fixed Networks division targets both residential and business customers. Our objective is to retain market leadership in The Netherlands. We believe that we can accomplish this objective by maintaining the high quality fixed telecommunications network, developing attractive value-added products and services for our customers, exploiting our infrastructure networks and enhancing customer satisfaction.

        We have successfully implemented a program designed to improve our efficiency. For example, we have replaced the first generation of computer-controlled local exchanges to accommodate increasing Internet usage and to channel this traffic into our dedicated high-capacity packet switched Lambda network. This allows a more efficient handling of traffic.

        Our Fixed Networks division comprises the following business units:

  •
  Fixed Telephony;

  •
  Carrier Services;

  •
  Consumer Internet and Media Services, which holds our ISPs "Het Net", "Planet Internet" and "XS4ALL";

  •
  SNT, being our customer contact activities;

  •
  Other units, such as our Fixed Network Operator, Urenbedrijf, the customer equipment installation and service provider, and our Distribution channels DKED (external distribution) and KPN.com.

Fixed Telephony

        Our network connects more than 90% of the total households in The Netherlands.

        Despite increased competition, in 2002, our Fixed Telephony business incurred only a slight decrease in revenues. Traffic volume for fixed telephony decreased, mainly as a result of the (largely internal) shift of Internet-related minutes to CIMS resulting from the introduction of Internet-originating services in August 2002, the introduction of local Carrier (Pre) Select ("CPS") and mobile-for-fixed substitution.

        Access services.     Our access services include providing homes in The Netherlands with public switched telephone network (mainly analogue) lines, or PSTN lines, ISDN (digital) access lines, ADSL access lines and various supplementary services. Retail ADSL access services are provided by our ISPs, whereas wholesale ADSL access services are provided by Transmission Services, which is part of our division Business Solutions.

        PSTN lines are connected to our network through digital exchanges. Each PSTN line provides a single telecommunications channel. In addition, we offer both basic ISDN access lines with two channels and primary ISDN access lines with 30 channels. ISDN, unlike a PSTN line, allows a single access line to be used for a number of purposes, including voice, video telephony, data, Internet and facsimile transmission. ISDN also provides higher-quality voice connections and a larger bandwidth, which increases the overall capacity of the access network.

        The following table is based on management estimates and provides more detailed information relating to access channels and penetration for PSTN and ISDN lines as of December 31, 2002, 2001 and 2000:

	As of December 31,
	2002	2001	2000
Connections:
Total connections (millions)	7,853	7,985	8,100
Of which:
PSTN connections (thousands)(1)	6,316	6,569	6,915
ISDN
Basic access (thousands)(2)	1,515	1,395	1,164
Primary access (thousands)(2)	22	21	21

Total ISDN connections (thousands)	1,537	1,416	1,185

(1)
Each PSTN line provides one access channel.

(2)
A basic ISDN line provides two access channels and a primary ISDN line provides 30 access channels.

        Value-added services.     We continue to develop new, value-added services and a focus on customer care. We offer various services in The Netherlands that facilitate the use of fixed telephones, such as voicemail, call waiting, call forwarding, calling line identification and call back features. Services also include tailor-made business packages, number portability, multimedia kiosks, billing for 0900 paid information services provided by other operators, reduced rate numbers and electronic billing. We also have responded to changing usage patterns by offering services that integrate fixed, mobile and Internet services. Examples include call forwarding from fixed to mobile phones, a combined voice mailbox, automatic call back when the line is busy and telephone on-line billing, providing customers with on-line access to their telephone bills.

        We have introduced retail and wholesale originating access services using a special prefix, 0676, for Internet access to accommodate special tariff plans, to relieve pressure on our exchanges and to allow Internet traffic to be handled more efficiently. In addition, we intend to introduce further products and services based on our DSL broadband platform that are designed to be attractive to both ISPs and end users. We aim to connect as many ISPs as possible to our network so that our customers have a wide choice of service providers while at the same time offering ISPs a large potential customer base, a strong supporting brand and low costs due to economies of scale.

        Calling services.     As a result of the liberalization of the telecommunications market in The Netherlands, telephone customers are free to choose providers either through carrier pre-selection, which allows the user to select a carrier to handle any domestic local (from August 1, 2002) and long distance or international call on a default selection basis, or through carrier selection, which allows the user to select a carrier on a call-by-call basis by dialing the carrier's numeric prefix before dialing the telephone number. We have responded to the challenge posed by our competitors with more attractive tariffs and what we believe to be innovative, customer-oriented products and services. In 2002, we fully implemented a wholesale Internet-originating service, which offers Internet Service Providers to bill their customers directly for the time spent on our network.

        The following table is based on management estimates and summarizes certain data for our calling services for each of the three years ended December 31, 2002:

	2002	2001	2000
Total number of calls (in millions)	11,827	13,416	13,480
Call rate (average number of calls per line per day)	3.35	3.67	3.78
Average call duration (seconds)	272	277	250

        Traffic.     We market:

  •
  local telephone traffic: call minutes from calls within a call area or to the adjacent call area, including call minutes for dial-up to ISPs;

  •
  domestic long distance traffic: call minutes from calls between customers in different local call areas in The Netherlands;

  •
  fixed-to-mobile traffic: call minutes from a KPN fixed line to a mobile telephone; and

  •
  outbound international traffic: call minutes from international calls by direct dialing.

        The following table is based on management estimates and sets out certain of our traffic statistics for each of the three years ended December 31, 2002:

(in billions of minutes)	2002	2001	2000
Fixed Telephony:
Domestic local	17.30	19.40	20.78
Domestic long distance	9.64	10.56	11.19
Internet-related traffic	19.43	25.30	20.67
Fixed-to-mobile	2.62	2.53	2.23
International	1.28	1.33	1.29
Total network airtime usage Fixed Telephony	50.27	59.12	56.16
Carrier Services:
Terminating	10.34	8.40	7.38
Originating voice	8.79	7.00	5.53
Originating Internet	6.42	0.40	—
Transit	5.58	5.40	4.43
International	6.19	6.00	5.18
Total network airtime usage Carrier Services	37.32	27.20	22.52
Other/Intercompany traffic within the division	-1.27	-1.27	-1.29
Total network airtime usage	86.32	85.05	77.39

        While in 2000 and 2001 network volumes showed significant increases, in 2002 the total network airtime usage (in minutes) increased at a slower rate. Several factors are behind this changing trend. In addition to increased fixed line competition and unfavorable economic conditions, also mobile operators have emerged as a more important competitor for domestic voice as cultural usage patterns are gradually changing. The most important factor behind this negative trend, however, is the decline in Internet traffic minutes, handled by Fixed Telephony. Both the start of Internet originating business models to our ISPs and external ISPs are developing faster than expected and the impact of the rising broadband penetration on switched Internet traffic is higher than previously thought.

        Tariffs.     Our tariffs for fixed line voice telephony services are subject to regulatory approval. Under the regulatory framework that applies to the Dutch telecommunications sector, these tariffs will continue to be subject to regulation for as long as we are determined by the Dutch regulator to have significant market power. In 1999, tariffs for our public fixed line voice telephony services became subject to a price-cap regime. In 2001, the Dutch regulator required us to increase the price difference between our wholesale and retail prices. This led to a new tariff structure for local calls, whereby the call set-up rate was reduced and the price per minute was increased. In 2002 we were allowed to raise both our traffic and subscription tariffs by 4.5%, on August 1 and on September 1 respectively.

        Connection and subscription fees.     These revenues consist principally of monthly subscription fees charged to customers for providing access lines as well as one-time initial connection fees. The level of monthly subscription fees generally is higher for ISDN access lines than for standard analogue access lines. In 2002 KPN has changed its billing policy, and now requires that all subscription fees are paid in advance.

        Traffic charges.     All traffic charges are based on per second charges plus a call set up charge. Prices are set according to the distance called, the time of day and whether the day is a business day, a weekend or a public holiday.

        Competition.     Carrier select and carrier pre-select operators are very active in The Netherlands. Our major competitors in this field are Tele2 AB and Scarlet/OneTel, which target the residential and small-and medium-sized business markets. Several fixed operators (for instance Versatel, BT Netherlands and Worldcom) with their own networks are also active in The Netherlands. They mainly focus on business customers and offer a wide range of services, from voice to data/IP and bandwidth services.

Carrier Services

        The unit Carrier Services provides national and international carrier and network access and other services for the wholesale market. There are three principal activities:

  •
  National wholesale services;

  •
  International wholesale services; and

  •
  Local loop services.

        National wholesale services.     We offer access, interconnection and transit services in The Netherlands to a range of telecommunications companies including other national and regional fixed operators, mobile telecommunications operators, carrier select operators and ISPs. Wholesale tariffs are subject to regulatory approval. We believe our wholesale tariffs are among the lowest in Europe. In 2001, we were required to increase the difference between our wholesale tariffs and end user tariffs. This led to a substantial reduction of approximately 25% in our wholesale tariffs. On August 1, 2002, we introduced Local Carrier Pre-Select, allowing carrier pre-select operators access to our local loop.

        We offer a comprehensive range of network access services that give other telecommunications companies access to our fixed telephony network, including:

  •
  Terminating services. Callers from other telecommunications operators' networks calling users of our fixed telephone network.

  •
  Originating services. Carrier pre-select and carrier select operators have access to calls originating on our network. We also offer callers on our network interconnection with premium rate numbers (with prefixes of 0800 or 0900) and pagers or virtual private networks.

  •
  Internet-originating services. We provide these services to ISPs, allowing them, through the use of dial-up numbers with the 0676 prefix, to bill their customers directly for their Internet airtime usage.

  •
  Transit services. We route incoming and outgoing international and other calls between other telecommunications operators' networks, for example mobile telecommunications operators, through our network.

        International wholesale voice services.     We are an internationally active network operator that provides wholesale international telecommunications services. These global switched services include bilateral services, voice hubbing wholesale freephone services and solutions for mobile operators. We are expanding our entire portfolio by introducing new services throughout Europe. Most of these services are based on the European voice platform developed by us, which utilizes transmission services supplied by KPN EuroRings. Total minutes handled by International wholesale voice services amounted to 6.2 billion in 2002, 6.0 billion in 2001 and 5.2 billion in 2000.

        Local loop services.     These services include main distribution frame ("MDF') access and MDF Collocation. Competing telecommunications operators may request a connection through our main distribution frame to their customers. We have been offering main distribution frame access since June 1, 2000.

Consumer Internet and Media Services (CIMS)

        CIMS comprises Internet Service Providers ("ISPs"), commercial portals and portal enabling services (i.e., services for ICM portals and third party portals).

        We have implemented our new ISP strategy, which is to focus solely on The Netherlands. We ceased our German ISP activities in mid-2001 and signed an agreement with Scarlet Telecom for the sale of our Belgian ISP activities in 2003. We will adopt a cautious approach to future capital commitments. We build on our existing customer base and the strength of the Planet Internet brand name in The Netherlands and migrated customers from subscription-free to paying services and Broadband. In September 2001, we ceased offering free Internet access in the Dutch market to new subscribers. Through the Internet-originating services offered by Carrier Services, we changed the business model for our own ISPs and other ISPs from a terminating model to an originating model, whereby the use of the infrastructure is charged to the customer through the ISP.

SNT

        SNT, a company listed on Euronext (Amsterdam), in which we own 50.78%, is one of Europe's leading providers of outsourced call center services in terms of revenues, number of agents and geographic footprint. SNT is fully consolidated in our financial statements. The other 49.22% are free float shares. We have guaranteed a minimum level of revenues to SNT from the KPN call center activities that we transferred in 2001 to SNT. The guarantee provides for a specified annual level of revenues through 2005, which declines every year, and requires us to make up a specified portion of any shortfall in every year. On July 19, 2002, we agreed to extend our agreement to outsource 70% of our required need for CRM Services to SNT for an additional year (until December 31, 2006). We did not extend our revenue guarantee.

Other units

        Other units within the Fixed Networks division include our Fixed Network Operator, which operates and maintains our networks. Revenues of the unit Fixed Network Operator are primarily generated internally. The distribution channels KPN.com (Internet distribution) and DKED (sales and distribution through external sales channels) are also included in other units, as well as "Urenbedrijf', the customer installation and service provider. During the fourth quarter of 2002, we reduced our interest in Proclare, a joint venture with AtCostPlus, from 50% to 10%.

Division Mobile

        We were the sole provider of mobile telecommunications services in The Netherlands during the 1980s and the first half of the 1990s through our analog networks. In 1994, we began building our GSM 900 network and providing digital mobile telecommunications services.

        During the past several years, we have pursued a strategy of expansion into other attractive mobile telecommunications markets, primarily in Europe. In 2001 we changed our strategy and decided to focus on three core mobile telecommunication markets, The Netherlands, Germany and Belgium. The fast growing mobile market went into a mature phase at the end of 2001 and penetration rates have since been stable.

        We currently provide a range of mobile telecommunications services, from standard voice services and value-added services (such as call waiting, call forwarding, voicemail and short text messaging services ("SMS")) to advanced data applications. Our E-Plus subsidiary was the first mobile network operator to introduce high-speed circuit switched data services in Germany. We believe mobile data services will be a major source of future growth. In 2002 we introduced i-mode services in our core mobile telecom markets. We also offer our customers the ability to use mobile telecommunications services outside of their home countries through international roaming agreements with other network operators.

i-mode

        Pursuant to a license agreement with NTT DoCoMo, we began introducing i-mode type services in Germany in March 2002, The Netherlands in April 2002 and Belgium in October 2002. As of December 31, 2002, we had approximately 236,000 i-mode customers in the three countries. We have entered into agreements with manufacturers to provide us specially designed i-mode handsets. These handsets offer GPRS-based services such as personal services, entertainment, mobile office, m-commerce, multimedia and information management. In 2003 the i-mode handset portfolio will be extended.

The Netherlands

        Our latest measurements show that our mobile network provides more than 99% outdoor coverage in The Netherlands. We believe that our well-known brands, network quality, extensive distribution network, commitment to customer care and introduction of a range of innovative products and services have contributed to our leading role in both the business and residential categories of the Dutch mobile telecommunications market. However, our market share dropped slightly, from 43% in 2001 to 42% in 2002, which we believe was partly due to our rigorous reevaluation of our inactive customer base.

        The opening of the mobile telecommunications market to competition in 1995, the introduction of prepaid connections during December 1997 and the subsequent launch of three competitive new GSM networks between September 1998 and February 1999, in combination with reduced call charges per minute, have led to significant growth of the mobile telecommunications customer base in The Netherlands. The mobile penetration rate in The Netherlands went from 76% in January 2002 to 74.2% in December 2002. With this relatively small declining penetration rate the Dutch mobile market became relatively mature. As of December 31, 2002, we had a total of approximately 5 million(1) mobile customers, representing an estimated 41.9% of the total mobile telecommunications customer base in The Netherlands. Based on our estimate, the number of prepaid customers as of December 31, 2002 was approximately 3.1 million and the number of postpaid customers as of the same date was approximately 1.9 million.

(1)
We include in our market share and customer data all users who are connected to our networks.

        Our current network is based on both the GSM 900 and DCS 1800 standards, which are the dominant digital standards in Europe. We believe that we have the largest mobile network in The Netherlands, with more spectrum availability than any of our competitors (Vodafone, O2, Dutchtone and T-Mobile).

        On August 4, 2000, we acquired one of five UMTS mobile telecommunications licenses in The Netherlands for approximately EUR 711 million. We currently anticipate the commercial roll-out of UMTS services in The Netherlands in 2004. On November 8, 2001, we announced that KPN Mobile and O2 signed a memorandum of understanding (MOU) setting out preliminary arrangements for their co-operation on the roll-out of a UMTS network in The Netherlands.

During 2002 negotiations with O2 terminated and the MOU was cancelled. Ericsson will be our primary UMTS network supplier in The Netherlands.

        Products and services.     In April 2002 we introduced i-mode services. Besides i-mode we offer a range of standard and value-added mobile voice and data services such as voicemail, SMS and call waiting. We also offer data and fax transmission, virtual private networks for business customers and an increasing number of multimedia services. Our customers also have the ability to use mobile telecommunications services outside of The Netherlands in approximately 168 countries. As of December 31, 2002, KPN Mobile had international roaming agreements with 217 mobile telecommunication operators.

        The growing demand for mobile data services, particularly those which implement the latest Internet technologies, is further stimulating the use of mobile telecommunications. We have developed several innovative mobile data services, such as our EasyInfo information service, which allows users to receive news from CNN, weather, traffic and share price information via voice messages or SMS, and our FaxMail service, which allows customers to receive and store faxes. In 2002, we announced our new service for business customers "Lucio" to be marketed in co-operation with Hewlett-Packard and Microsoft in The Netherlands. With Lucio, we are one of the first operators in Europe to offer high-speed mobile access to company information such as e-mail, enabling mobile teleworking for a large number of enterprises.

        Other innovative products and services include Grip, which enables our business customers to integrate their fixed and mobile networks. We have committed substantial resources to the development of new services and applications for mobile telecommunications users, including the commercialization of UMTS. We are negotiating with handset manufacturers for the production of UMTS handsets.

        Customers.     The following table is based on management estimates and provides certain market and customer data for our services as of December 31, 2002, 2001 and 2000:

	2002	2001	2000
KPN Mobile customers: total (thousands)(1)	5,034	5,225	4,845
KPN Mobile customers: postpaid (thousands)	1,877	1,739	1,666
KPN Mobile customers: prepaid (thousands)	3,157	3,486	3,179
of which i-mode (thousands)	111	—	—
KPN Mobile's total market share, % of customers	42%	43%	45%
of which postpaid	37%	33%	34%
of which prepaid	63%	67%	66%

(1)
The total number of customers connected to KPN Mobile's network.

        Churn.     Churn represents the number of our mobile customers who disconnect from our network.

        Gross churn includes those customers who disconnect from our network either because we have initiated the disconnection for non-payment of bills or suspected fraud (known as involuntary churn) or because they have chosen to terminate the use of our services or to switch to a competing network or service provider (known as voluntary churn). We also include in gross churn those customers with prepaid connections who have not recharged their call credits within the last six months as we deem those customers to have left our network. We do not include in gross churn those customers who at the time we know have switched from one of our postpaid packages to another postpaid package.

        The following table provides management estimates of our churn rates (as a percentage of total customers) for each of the three years ended December 31, 2002:

	2002	2001	2000
Gross churn	27%	19%	16%

        Traffic and ARPU.     The following table is based on management estimates and sets out certain of our mobile traffic statistics for each of the three years ended December 31, 2002:

	2002(1)	2001(1)	2000(1)
Total traffic (millions of minutes per period)	7,434	6,951	5,966
Total traffic outgoing (millions of minutes per period)	4,526	4,170	3,619
Total traffic incoming (millions of minutes per period)	2,908	2,781	2,347
Average monthly minutes per customer(2):
Prepaid	47	46	54
Postpaid	260	257	220
Incoming	47	46	47
Outgoing	74	68	72
Monthly average revenues per user (prepaid customers) (EUR)	14	12	13
Monthly average revenues per user (postpaid customers) (EUR)	72	69	66
Monthly average revenues per user (all customers) (EUR)	34	31	33

(1)
Includes international roaming on KPN Mobile's network.

(2)
The average minutes per month per customer is calculated by taking the weighted average of the average minutes per customer per month in the 12-month period. The average minutes per customer for each month is calculated by dividing the total number of minutes each month by the average number of customers at the beginning of the month and the number of customers at the end of the month. Each month is weighted according to the average number of customers in that month.

        Competition.     Our mobile operator competitors, all of whom acquired UMTS licenses, are Vodafone, O2 formely known as Telfort (a subsidiary of mmO2 which was demerged from British Telecommunications plc), Dutchtone (an affiliate of France Télécom) and Ben (recently rebranded T-mobile, which is an affiliate of Deutsche Telekom). There are a number of independent service providers in The Netherlands who package and sell the products and services of the various network operators, either as the network operator's brand or re-branded as their own. Some of these service providers operate exclusively with one network operator, while others offer competing products and services. In all cases the service providers sell to both the business and residential markets. In late 2000 we signed wholesale service provider contracts with OneTel and Debitel. These contracts provide for the distribution of only non-branded wholesale packages by these service providers. In 2001, Tele2 began offering mobile telecommunication services as a Mobile Virtual Network Operator ("MVNO") using O2's network.

        As of 2000 the strategy in the mobile market was primarily focussed on growth in customer base and market share. This strategy led to significant growth in number of subscribers in both the prepaid and postpaid segments and was accompanied by relatively high costs. This was justified at the time and based on the positive prospects for the mobile industry, including the rapid development of mobile data services. Gradually, however there have been increasing concerns in the mobile communication industry with regard to future results. In addition, the market for mobile voice services became saturated, accompanied by increasing competition and downward price pressures.

        KPN Mobile The Netherlands has been designated as an operator with significant market power for mobile public telephone networks and services. As a result, KPN Mobile The Netherlands is required to meet reasonable requests for special access and to offer interconnection and special access in a non-discriminatory way. The comparable designation of Vodafone was withdrawn on December 20, 2001. The designation of KPN Mobile The Netherlands was reconfirmed by the regulator on December 16, 2002. For a discussion on our regulatory issues, see "Item 4.B — Information on the Company—Business Overview".

Germany

        On March 13, 2002 BellSouth converted its 22.51% indirect interest in E-Plus into 234.7 million of our ordinary shares. As from this date we have full control of E-Plus. Accordingly, all information concerning E-Plus in this section reflects 100% of E-Plus' business, although we owned only 77.49% of E-Plus during the period from February 24, 2000 to March 13, 2002.

        E-Plus is the third largest mobile telecommunications operator in Germany in terms of both revenues and number of subscribers. E-Plus' network currently covers 98.7% of the German population. Due to the increased mobile penetration rate in Germany, E-Plus has experienced substantial growth in recent years. E-Plus' customer base increased from approximately 1.0 million customers, representing a 12% market share, as of December 31, 1997 to approximately 7.5 million at the beginning of 2002 to approximately 7.0 million at the end of the second quarter and approximately 7.3 million customers, representing approximately a 12.3% market share, as of December 31, 2002. In 2002 E-Plus focused primarily on the postpaid segment, which resulted in a shift in customer-mix towards the more profitable postpaid customer but also led to a significant decrease in its prepaid customer base. The number of prepaid customers as of December 31, 2002 was approximately 3.9 million and the number of postpaid customers as of the same date was approximately 3.4 million.

        Through a subsidiary, E-Plus acquired one of six UMTS licenses in Germany for which E-Plus paid approximately EUR 8.4 billion on August 31, 2000 (EUR 5.2 billion of the purchase price has been impaired in 2002). E-Plus plans to build out the network components required to exploit the 10 MHz of paired spectrum and 5 MHz of unpaired spectrum of frequencies made available under the license. In September 2001, E-Plus entered into an agreement with Quam one of the UMTS license holders (a consortium of Telefónica Móviles and Sonera which is operating under the name of Quam) to share the costs of building a UMTS network in Germany. In addition, a long-term roaming contract was signed. In the third quarter of 2002 the consortium behind Quam decided to suspend their UMTS activities in Germany. In December we reached an agreement with Quam regarding the termination of all existing business relations between the two companies in Germany. Nokia and Ericsson will be our primary UMTS network suppliers in Germany.

        In 2001 E-Plus entered into significant long-term roaming contracts with MobilCom Multimedia GmbH ("MobilCom"), one of Germany's other UMTS license holders. During 2002, MobilCom's financial situation caused it to withdraw from the roaming agreement. In November 2002 we signed an agreement with MobilCom to cancel all obligations under the roaming contract, which was approved on the annual meeting of shareholders of MobilCom on January 27, 2003.

        E-Plus currently offers a broad range of mobile voice and data communications services in the German market under the brand name "E-Plus", and is playing a leading role in introducing innovative products and services in that market. E-Plus offers its customers the ability to use mobile telecommunications services outside of Germany in approximately 119 countries and, as of December 31, 2002, had signed international roaming agreements with 202 mobile telecommunications operators.

        Products and services.     In addition to its standard mobile telecommunications services, E-Plus offers a wide range of value-added mobile voice and data products and services, together with fixed and mobile Internet applications. In March 2002, E-Plus was the first operator in Europe to introduce i-mode services. As of December 31, 2002 E-Plus had 123,000 i-mode customers.

        Customers.     The following table provides certain market and customer data for E-Plus' services for each of the three years ended December 31, 2002:

	2002	2001	2000
E-Plus customers: total (thousands)	7,269	7,481	6,661
of which postpaid (thousands)	3,398	3,113	3,033
of which prepaid (thousands)	3,871	4,368	3,628
of which i-mode (thousands)	123	—	—
E-Plus' total market share, % of customers	12%	13%	14%
of which postpaid	47%	42%	46%
of which prepaid	53%	58%	54%

        Churn.     The following table provides management estimates of E-Plus' annual gross churn rates for each of the three years ended December 31, 2002:

	2002	2001	2000
Gross Churn	25%	25%	15%

        Traffic and ARPU.     The following table provides certain traffic statistics of E-Plus for each of the three years ended December 31, 2002:

	2002(1)	2001(1)	2000(1)
Total traffic (minutes in millions)	6,605	6,034	4,831
Total traffic outgoing (minutes in millions)	4,030	3,610	2,830
Total traffic incoming (minutes in millions)	2,575	2,424	2,001
Average minutes per month per customer(2):	76	68	80
Prepaid	27	28	41
Postpaid	138	125	112
Incoming	30	27	33
Outgoing	46	41	47
Monthly average revenues per user postpaid (including SMS) (EUR)	42	39	42
Monthly average revenues per user prepaid (EUR)	9	9	16
Monthly average revenues per user total (EUR)	24	21	30

(1)
Includes international roaming on the E-Plus network.

(2)
The average minutes per month per customer is calculated by taking the weighted average of the average minutes per customer per month in the 12-month period. The average minutes per customer for each month is calculated by dividing the total number of minutes each month by the average number of customers at the beginning of the month and the number of customers at the end of the month. Each month is weighted according to the average number of customers in that month.

        Competition.     Four mobile network operators, all of whom have acquired UMTS licenses, currently compete in the German mobile telecommunications market: Deutsche Telekom's T-Mobile (D-1), Vodafone, E-Plus and O2 (formerly known as Viag Interkom). Quam and

MobilCom Multimedia acquired the remaining two UMTS licenses in Germany. In 2002, Quam and MobilCom decided to suspend their UMTS activities. T-Mobile and Vodafone together have a market share of approximately 80%. We anticipate that other parties, who are not yet present as operators or license holders in the German market may choose to enter the market as virtual mobile network operators. We may allow such parties access to our network in the future. Like other mobile operators in 2002 we also impaired the value of our German subsidiary E-Plus. However we still believe there are ample opportunities for E-Plus in Germany. For a discussion on impairments, see "Item 18-Financial Statements".

Belgium

        We believe the Belgian mobile telecommunications market offers growth potential for BASE (formerly known as KPN Orange), our wholly-owned subsidiary. BASE launched its commercial operations in September 1999 and its prepaid service in November 1999. BASE had approximately 1.1 million customers, representing a 14.5% market share, as of December 31, 2002 (2001: 13%, 2000: 10%). We rebranded KPN Orange as BASE in 2002 and only experienced a slight decrease in market share. BASE's market share in net growth in 2002 amounted to approximately 15% compared to 20% for 2001 and 23% for 2000. The gross churn rate for postpaid customers was 31% in 2002 (2001: 46%, 2000: 29%) and 11% for prepaid customers (2001: 14%, 2000: 19%). BASE's network currently covers more than 97% of the Belgian population. In March 2001 we acquired one of three UMTS licenses in Belgium for EUR 150 million. Nokia and Ericsson will be our primary UMTS network suppliers in Belgium. Pursuant to a license agreement with NTT DoCoMo in October 2002, BASE introduced i-mode services. As of December 31, 2002 BASE had 2000 i-mode customers.

United Kingdom

        In September 2000, KPN Mobile acquired a 15% stake in H3G, a company which indirectly owns a UMTS license in the United Kingdom. NTT DoCoMo acquired a 20% stake and H3G retained indirectly the remaining 65%. In line with our new geographic focus, we will limit any further investment in H3G to our existing commitments. These commitments are capped at GBP 150 million. On March 7, 2003, H3G made a funding call amounting to GBP 150 million for us.

Business Solutions

        This division comprises our data/IP services, which we mainly sell in the Dutch market. We believe that we are the leading provider of data/IP connectivity services in the Dutch corporate market in terms of revenues.

        The demand for secure, high quality bandwidth data transmission is driven by the:

  •
  liberalization of the telecommunications market in Europe, resulting in falling prices;

  •
  technologies allowing easier broadband access;

  •
  development of end-to-end solutions using managed high quality, high bandwidth applications;

  •
  digitization of the business environment, leading to demand for higher capacity leased lines; and

  •
  growth of intranet and extranet applications.

The Netherlands

	2002	2001	2000
Number of xDSL connections (in thousands)	310	138	10
xDSL-coverage Netherlands	85%	67%	<1	%(1)
Market share broadband	29%	23%	<1	%(1)
Number of leased lines—analog (in thousands)	72	85	98
Number of leased lines—digital (in thousands)	49	52	44
Customer programs	27	17	9

(1)
In 2000 the xDSL connections were set up for testing purposes.

        In The Netherlands our goal is to provide business customers and service providers with data connectivity and offer customized communications solutions to customers in need of integrated services. We also are the distributor of Infonet "one-stop" communications services in The Netherlands. We have a 17.7% stake in Infonet Services Corporation.

        We provide business customers access to reliable, high capacity bandwidth, using our CityRings and Lambda networks. Our CityRings network is located in and around the main cities of The Netherlands. We believe that our Lambda fiber optic network in The Netherlands, which is jointly used by all of our business segments, will enable us to respond quickly to changes in capacity demand in the future. The Lambda network is an important part of our data/IP backbone and is connected to the EuroRings fiber optic network and our CityRings network.

        We are seeking to build a strong position in the small- and medium-size business market by developing standardized service packages, based on low-cost connectivity. We further intend to enable customers to extend their intranets and extranets to facilitate teleworking.

Products and services

        During 2002, the division Business Solutions restructured its activities into the following four business units:

Transmission Services (TS)

        The business unit Transmission Services provides a range of transmission services to other units within KPN and to other (third party) operators, as well as semi-manufactured components, used in other business units and divisions. Leased or private line services (analog and digital lines in several bandwidth categories) and value-added network services are provided to businesses that wish to build their own networks. Sales revenues include service fees for fixed-network connections, which are based on prescribed cost-based calculations as stipulated by OPTA. Data services are generally provided based on flat fees and monthly subscription fees, dependent on capacity provided and, in the case of fixed-network connections, the length of the connection. Services also can differ in quality and functionality, which is reflected in our rates.

IP Services (IPS)

        The business unit IPS provides xDSL services, which are targeted at large corporate clients and Internet Service Providers.

Integrated Solutions (IS)

        The business unit Integrated Solutions sells all inclusive business solutions packages based on the concept 'one stop shopping' to various corporate clients. Revenues are generated based on fees charged for component parts of services offered (e.g., data communication and private network services), and consulting services fees based on the time spent.

Other units

        Other units in Business Solutions include:

        Managed Application Services (MAS), which provides applications to customers in a joint effort with partners such as Peoplesoft, Oracle and SAP and application service provisioning, such as e-business services, consulting services and housing and hosting services.

        KPN Belgium, which provided a complete IP Services portfolio to the business and the wholesale market. In January 2003 the assets and activities of KPN Belgium were sold to Scarlet Telecom.

        Infrastructure Trading/KPN EuroRings.     This unit commenced activities as of January 2003, and provides international connectivity services based on our KPN EuroRings portfolio. The KPN EuroRings networks consist of fiber optic networks acquired from KPNQwest in The Netherlands, Germany, Belgium, France and the United Kingdom.

        Charges.     Pricing for data transmission and connectivity services is provided under monthly flat fee schemes based on the amount of capacity provided or included functionality, and for leased lines also on the distance of communication. Customers are typically billed for capacity made available to them on a monthly basis. The leased line business is regulated, and, accordingly, our charges are based on prescribed cost-plus formulae. For other services, including value-added networks, we compete on the basis of service quality and apply a premium pricing strategy.

        Competition.     We have many competitors in the data transmission services market, such as BT Ignite, WorldCom, Colt, Enertel and Versatel. Our competitors are investing in building backbone infrastructure in The Netherlands and in building local networks in large Dutch cities, comparable to our CityRings network. Our competitors offer services ranging from digital leased lines to value-added network services. In 2002 we experienced several changes in the competitive landscape. Competition on IP-based connectivity for the business market intensified, negatively affecting our revenues. Some new market entrants discontinued their operations in The Netherlands and other competitors went through financial restructurings.

Other activities

        Our other activities include EuroWeb, Infonet, EnterCom, Xantic, our retail distribution channels, including Primafoon stores and Business Centers (KPN Retail), together with our head office functions, KPN Services and our interests in Ceský Telecom and Unisource N.V./AUCS.

        A description of KPN Retail is located under "Distribution and sales".

EuroWeb/Infonet

        We hold a 52.7% stake in EuroWeb International Corp. EuroWeb's goal is to be the main supplier to the Central European corporate market of telecommunication solutions with the aid of Internet. EuroWeb clients include Central European governments, multinationals, insurance companies and various media enterprises.

        Infonet is a supplier of international network services, active in approximately 180 countries. Infonet provides international communication solutions for voice and data, electronic mail services and Global network services based on a one-stop-shopping concept. We have a 17.7% stake in Infonet Services Corporation.

Telefoongids Media

        On February 13, 2003 we sold our wholly owned subsidiary Telefoongids Media B.V., formerly known as TeleMedia Nederland B.V., to a syndicate led by 3i Group plc and Veronis Sulher Stevenson. Telefoongids Media B.V. is one of the leading directory companies in The Netherlands.

KPN EnterCom

        Through our EnterCom business unit, we provide a range of business communications solutions for the Dutch business market. We also sell a wide variety of voice communications equipment for use at business premises, while also offering complementary consultancy, implementation, outsourcing and maintenance and support services.

        Four business lines carry out our business communications activities: Large and Medium Business Systems, Small Business Systems, Cablecom and Communication Services. We focus on businesses with more than 10 extensions on a private branch exchange. We believe we are the market leader in the sale of private branch exchanges in The Netherlands.

        Large and Medium Business Systems provides, installs and services private branch exchanges and related equipment for medium and large enterprises. This business line operates an advanced remote-service and maintenance center. The Large and Medium Business Systems portfolio is built from products of suppliers such as Ericsson, Nortel, and Philips. We also hold strong positions in the market of dealing and trading equipment for financial institutions and Dutch call centers.

        The activities of our Small Business Systems operations are similar to those of the Large and Medium Business Systems area but are entirely focused on the small-and medium-sized business market. Small Business Systems delivers mainly integrated equipment for voice communications and is developing integrated voice and data solutions.

        Cablecom is a strong player in the Dutch market for in-company cabling systems, for both voice and data communication, including wireless LAN. For large enterprises with complex private cable networks, Cablecom offers on-premise maintenance, repair and network management services.

        Communication Services manages voice networks for companies. Several of the largest companies in The Netherlands have outsourced their voice networks to Communication Services.

Xantic

        Xantic is the result of a merger between Station 12, SpecTec and Telstra Global Satellite. Xantic offers a broad portfolio of solutions in an area named "CAT": Content, Applications and Transactions. Xantic is a leading satellite communications providers, delivering high-level Information and Communication Technology and CAT oriented solutions for business-to-business environment. Xantic is particularly strong in both maritime and broadband oriented business.

Distribution and sales

        Each of our businesses currently uses a different mix of both our own and external distribution channels. Some of our business units also stimulate sales by wholesale distribution to independent service providers. The majority of sales of our products and services in The

Netherlands are generated through our own distribution channels. Some of our businesses, such as KPN Mobile and our wholesale carrier services business, supplement the efforts of our distribution channels with their own dedicated sales teams.

        With effect from January 1, 2001 our sales units have been replaced with the following distribution channels: Personal Sales (business market), Retail, KPN.com and sales through dealers and resellers. Primafoon shops and Business Centers are retail stores.

        As part of our restructuring, we reduced the number of KPN shops from 187 at the end of 2001 to 108 at the end of 2002. No further reduction in the number of shops is planned.

External distribution channels

        It is critical for some of our business units to promote sales of their products and services through third-party retailers and dealers. External telecommunications specialists that sell mobile products in physical outlets are expanding their portfolios to Internet and fixed network-related products and services. Furthermore, business operators in telecom-related industries (IT software and hardware) are expanding their portfolios with telecommunications products and services. KPN Mobile and Fixed Telephony employ their own respective sales forces to cover third-party retailers and dealers. In addition there is a retail department, which employs both KPN Mobile and Fixed telephony.

Internet distribution

        We are developing the Internet as a low cost alternative distribution channel for our businesses products and services. Our main Internet distribution channel is KPN.com which helps to generate sales and provides information to customers. Our businesses have also developed a range of product specific Internet sites and portals, particularly KPN Mobile (e.g., its Hi.nl prepaid customer website and its mobile portals, M-info, i-mode and E-Plus Online).

International participations

        Ceský Telecom. Ceský Telecom is the incumbent operator in the Czech Republic and provides fixed and mobile services. The company is listed on the Prague and London stock exchanges.

        We hold a 20.3% interest in Ceský Telecom. This amount includes an indirect 13.8% share through our TelSource joint venture with Swisscom and a direct shareholding of 6.5%.

        Unisource/AUCS.     In 1993, we, together with Swisscom and Telia established Unisource N.V. as a pan-European telecommunications service provider. Different strategic views since 1998 among the shareholders on international telecommunications have led to the sale of all of Unisource's active subsidiaries except for AUCS vof and WorldPartners. During the first half of 2000, Unisource was demerged into three companies, each wholly owned by us, Swisscom and Telia, respectively.

        AUCS provides data communication, outsourcing, voice and international virtual private network services as well as a range of services for international business customers, including Internet and intranet services. AUCS was established in 1996 as a joint venture between AT&T (40%) and Unisource (60%). AT&T withdrew from the joint venture in 1999 and AUCS is now wholly owned by us and the two other acquiring companies, Swisscom and Telia. Also in 1999, Infonet entered into an agreement with Unisource and its shareholders whereby Infonet has the sole and exclusive right to manage AUCS and its subsidiaries for a period of three years commencing on October 1, 1999. The distribution agreements between AUCS and its distributors were assigned to Infonet.

        The agreements with Infonet terminated as of September 30, 2002 as planned. As of the same date, AUCS ceased doing business.

        WorldPartners offered global telecommunications services under the WorldSource service brand and engages in technology planning and design in support of these services. WorldPartners ceased doing business in mid-2002.

Intellectual property

        We maintain an active strategy to develop and protect our intellectual property rights. To protect our intellectual property rights, we currently rely on a combination of patents, trademarks, service marks, trade secrets, copyrights, database protection, confidentiality agreements with our employees and third parties and protective contractual provisions. Our current portfolio of intellectual property rights consists of approximately 2,250 registered trademarks, 125 design right registrations and 280 patent families. We intend to invest in the growth of our intellectual property rights portfolio, to take steps to protect these rights, and to generate revenue from these rights where appropriate (for example, through licensing arrangements).

        We may be subject to claims alleging that we have infringed upon third party intellectual property rights. Claims of this nature could require us to spend significant amounts of time and money to defend ourselves, regardless of their merit. If any of these claims were to prevail, we could be forced to pay damages, comply with injunctions or halt the provision of our services while we re-engineer them or seek licenses to necessary intellectual property, which might not be available on commercially reasonable terms or at all.

        We sold our research organisation as of January 1, 2003. For more information see "Item 5.C—Operating and Financial Review and Prospects—Research and Developments, Patents and Licenses".

Licensing and Regulatory Issues

General

        New European directives covering electronic communication were adopted in 2002. They will replace the existing telecommunications directives. Member states must incorporate the new directives in their national legislation by July 25, 2003. The main provisions of the new legislation are:

  •
  the new directives seek to increase harmonization of rules within the European Union. The new directives include procedures that give the European Commission a coordinating role in defining and scrutinizing regulated markets and the possibility of setting rules by regulators. National regulators may depart from harmonized provisions only after following prescribed consultative procedures;

  •
  the rules are designed to be more independent of technology than is currently the case. The directives do not name or regulate specific markets but merely set out frameworks within which regulators may exercise supervision over electronic communication services and networks. Subject to harmonized procedures, it has been left to regulators to demarcate markets and apply specific regulations in instances where a market has insufficiently effective competition;

  •
  the industry-specific rules have been brought more into line with general competition law. This applies especially to demarcating markets and examining whether effective competition exists in them. The criterion for possessing "significant market power" is no longer linked to a specific market share (the current yardstick is 25%) but has been put on a par with the criterion for having a dominant position under general competition law;

  •
  the principle of free access to markets has been reinforced. EU member states may now lay down licensing systems only for scarce resources like frequencies and numbers. Beyond that framework, they may use only a system of general licensing similar to the registration of operators with OPTA as already exists in The Netherlands;

  •
  if an operator possesses significant market power in a market (i.e. a dominant position), a predefined set of rules embodied in law no longer applies, but instead a regulator must determine and state reasons for imposing specific special access and interconnection obligations on the operator. Depending on the shortcomings a regulator identifies in its analysis of the effectiveness of competition in the market, it may impose obligations regarding such matters as specific forms of access to networks and services, non-discrimination and cost orientation.

        Besides these rules covering market access and regulation, the new European regulatory regime includes a modified directive concerning privacy and electronic communication. The directive contains amendments and additions to the existing directive that apply to matters like the use of location data in electronic communication networks and services and unsolicited communication (including spamming).

        In addition to industry-specific rules, the electronic communication sector is subject to the general rules of competition law enshrined in the EU Treaty and national laws. The European Commission enforces rules regarding competition-restricting agreements and practices and abuse of dominant positions in instances that adversely affect trade between member states. The European Commission holds the power to fine companies that have breached the competition rules up to 10% of their sales in the previous fiscal year. Under its investigative powers, the European Commission decided on July 27, 1999, to institute a general investigation of the telecommunications industry throughout the European Union, focusing on access to local loops, leased lines and international roaming in mobile networks. The investigation into the leased lines market was officially ended in 2002 after the Commission said prices in the market had already fallen by up to 40% during the course of the investigation.

        Towards the end of 2002, the European Commission announced an amendment of European competition rules, allowing their more decentralized application with effect from May 1, 2004. This step is designed to allow the Commission to focus more on coordination of regulation and fundamental matters and perform fewer operational tasks.

The Netherlands

        The Telecommunications Act (the "Act") embodies the main telecommunications regulations in The Netherlands. The present Act is based on European rules introduced in recent years. A proposal to amend the Act to implement the new European directives for electronic communication is expected to be submitted to the Lower House of Parliament in the first half of 2003.

        Certain requirements in the Act apply to all operators of public telecommunication networks or telecommunication services, including the requirement to offer interconnection and number portability. Operators of fixed public telephone networks and fixed public telephone services, mobile public telephone networks and mobile public telephone services and leased lines which have been designated as having significant market power (generally a market share in excess of 25%) are subject to more stringent requirements. The most important of these are offering end users and other market players transparent and non-discriminatory access to their networks and services. Designated operators of fixed public telephone networks, fixed public telephone services and leased lines are also required to offer this access at cost-oriented prices. Operators of mobile public telephone networks and mobile public telephone services are only required to charge cost-oriented prices for interconnection if they have been designated as having significant market power on the national interconnection market with regard to fixed and mobile public telephone services together. In 2002, we were designated as an operator with significant market power in three markets: fixed telephony, mobile telephony and leased lines, but not on the national market for fixed and mobile telephony together.

        General competition law in The Netherlands is embedded in the Competition Act and EU Treaty. The provisions of the Competition Act are based on European competition rules. The Netherlands Competition Authority ("NMa") enforces the rules in The Netherlands. Like the European Commission, NMa may impose on companies that have breached competition laws penalties of up to 10% of their turnover in the previous fiscal year.

Fixed telephony—The Netherlands

        We are required to charge cost-oriented prices for fixed public telephone services, consisting of telephone lines, local telephone calls, national telephone calls, fixed-to-mobile telephone calls, standard telephone directory listings and the directory inquiries services. Determination of whether prices are cost-oriented has taken place since July 1, 1999 through a price ceiling system. For the third year, ending June 30, 2002, we had to lower the prices of these services (taken as a whole) with 4.02%. We are allowed to correct these prices for inflation. The net reduction was 1.42% in the third year. This price ceiling system was replaced by a system of safety caps, running for July 1, 2002 until July 1, 2006. Under this system, the prices of telephone lines, local telephone calls, national telephone calls and fixed-to-mobile telephone calls are allowed to rise only by the rate of inflation. Inflation for the period from July 1, 2002 through July 1, 2003 has been pegged at 4.5%.

        OPTA decided to relax the retail tariff regulations because we had given a commitment to remove numerous barriers so as to improve substantially the access that competitors have to our fixed network.

        As from July 1, 2002 we are obliged to allocate on a proportionate basis our wholesale specific costs to our retail traffic. This includes the costs of wholesale billing and of the Carrier Services organization, wholesale interest on billable amounts receivable and costs directly allocatable to carrier pre-selection. This measure is part of the integration of the systems that regulate our end-user and interconnection prices.

        In October 2002, OPTA published a consultation document regarding the development of an integrated regulatory framework for the floor of our end-user prices. The conclusions resulting from the consultations are expected to be published in spring 2003 in a new policy framework that will replace the present price squeeze guidelines and system for examining discounts. We responded that OPTA adopted a far too rigid setting for the floor of tariff regulation.

        OPTA laid down a review framework for examining discount schemes in September 1998. The system offers us limited scope to grant discounts that cannot be justified by the proven existence of lower costs for the company. The degree of permissibility of the discounts depends on how much competition exists. In 2002, we were allowed to grant a discount for national traffic and for fixed-to-mobile traffic equal to 100% of the difference between general end-user prices and total costs, while the maximum discount allowed for international traffic was frozen at the 2001 level. Discounts were not allowed for local traffic in 2002. However, OPTA decided in December 2002 that the changed competitive situation warranted opening up the first 25% of the difference between general end-user prices and total costs as a discount bracket.

        A number of fixed telephony operators and we do not agree on the level of call termination fees that we owe for handling telephone calls from our fixed network terminating on the networks of the other operators. We believe that reciprocity should be the basis for the termination fees. However, in proceedings instituted by Enertel, OPTA ruled on January 11, 2002 that Enertel, as an operator without significant market power, can set its own fees provided these are reasonable. On this basis OPTA set the fees at the level agreed in 1997. A consequence of this ruling is that we must pay Enertel for services we had to purchase from Enertel between July 1, 1998, and August 15, 2000 and can no longer pass on this amount to end-users for telephone calls that terminate on Enertel's network. We appealed this ruling. However, the legal proceedings came to an end after we reached an out-of-court settlement with Enertel. We are engaged in a similar dispute with BT Ignite. OPTA took the same kind of decision in this case on November 7, 2002 and we have lodged an objection.

        Some fixed operators significantly increased their terminating fees in 2002. We have filed notices of disputes with OPTA citing three operators that in our view are charging unreasonably high fees. Following this step, OPTA published a consultation document on January 13, 2003 setting out how it intended to scrutinize the fairness of fixed terminating fees of non-designated operators. By way of a guideline for a maximum fair fee, OPTA considers it reasonable to phase in for other operators the fees applicable to the designated operator (KPN), based on a delay of three years. However, we retain the possibility to differentiate end-user prices if an operator charges a terminating fee that is higher than our own terminating fee.

Interconnection

        The prices we charge competitors for use of our fixed network must be cost-oriented. This is examined once per year and no later than on July 1 each year, OPTA sets the prices we may charge in the coming twelve months. The cost basis deemed to exist for a hypothetical efficient operator is used as the yardstick for cost-oriented prices for the terminating access service. This cost basis has been modeled in the "Bottom-up Long Run Incremental Costs" (BU-LRIC) cost allocation model. Our actual cost basis is taken as the criterion for prices for originating access services (special access) and MDF access services. The Embedded Direct Cost (EDC) model is used to allocate these costs. As part of the ongoing integration of the systems used to regulate the prices of our end-user and interconnection services, OPTA has announced its intention to introduce a multi-year tariff regulation system for interconnection and special access offered by us, designed to give both us and other market players certainty for a prolonged period and to give us an extra incentive to improve efficiency. On December 11, 2002, OPTA published its policy plans. The plans relate, among others, to such matters as that the system should remain in force for three years (starting July 1, 2003) and OPTA's intention to discontinue in due course the distinction made in the present regulatory regime between the terminating and originating service. The prices for originating access and MDF access will converge during the regulation period towards those for the terminating service. In our response, we pointed out that this change of policy will lead to a further decrease in investments and innovation throughout the telecommunications industry. The short-term advantages of this proposal for customers will turn into disadvantages in the long run because of less choice and possibly scaled-down offerings.

Carrier Pre-Selection

        The carrier pre-selection service (CPS) enables customers to use their KPN telephone line for the switched services of another operator. To do this, the customer selects and sets an operator in our network. Possibilities for our competitors to compete by means of CPS directly with our fixed public telephone service were widened in 2002. Besides international and national traffic (including fixed-to-mobile traffic), it has been possible since August 1, 2002 to select a carrier for local calls. We introduced an operator-controlled registration procedure in 2002.

Unbundled access

        A European regulation concerning unbundled access to the local loop came into force on January 2, 2001. The regulation obliges incumbent operators to provide their competitors (including their own services and their associated companies) with full and shared unbundled access to their local copper loops on fair, transparent and non-discriminatory terms and at cost-oriented prices. Incumbent operators must also allow a new entrant to co-locate its own network equipment. We introduced the MDF Access service in the summer of 2000. Within the context of a dispute referred to OPTA by BabyXL, OPTA set the one-off co-location charges for connection and installation of co-location facilities for MDF access at around 45% of our original charges. At the same time we have been given permission to pass on other costs incurred in the creation of co-location facilities in the fee for some interconnection and end-user services. OPTA has further ruled on periodical co-location prices (rent and electricity). Based on a comparison with commercial real estate prices for "ordinary" business accommodation, OPTA has set the prices at approximately 10% of our original prices. We have lodged an objection.

        In its March 11, 2003 decision, OPTA imposed a EUR 375,000 fine on us for violating a prohibition on discrimination in providing MDF access to part of our company that offers DSL services on behalf of KPN as well as competing providers of DSL services. Our business unit is said to possess details of our subscribers that allowed it to place orders for unbundled access lines easier and more accurately. OPTA holds this to be at the disadvantage of competing operators because they lack the same details. We may file an objection against this ruling.

Bitstream access

        OPTA imposed a penalty-carrying order on us on September 20, 2002 requiring us to submit to OPTA an offering for a bitstream access service. According to OPTA, this service falls under the definitions of special access and leased lines. OPTA says that because we are breaching non-discrimination rules by providing the service to parts of our own company but not to other parties. We have filed an objection to the decision to impose a penalty because we dispute that bitstream access can be construed as a regulated service. Pending the outcome of the objection, and to avoid having to pay penalties, we have published an offering for bitstream access, albeit under protest.

Universal telephone directory and subscriber information service

        We are required to provide universal telephone directory and subscriber information services, including all subscribers to fixed and mobile telephony operators in The Netherlands, except for those subscribers that do not want to be listed. However, a number of operators were not supplying subscriber information to us because they rejected the conditions set by us. In June 2001, OPTA imposed penalties on us unless we complied with all relevant statutory requirements. OPTA also decided that we could not attach financial conditions on the supply of subscriber information. We lodged an objection with OPTA. To ensure that we would not forfeit the imposed penalties, we concluded an arrangement with the operators in question under which they will supply the subscriber information to us without having to compensate us for the production costs. This has resulted in us almost entirely meeting the imposed order and therefore OPTA informed us that it will not require payment of any penalties.

Leased lines

        Enacted by order of March 27, 2002, OPTA designated us as having significant market power in seven market segments, namely the national markets for national analog leased lines, international analog leased lines, national leased lines with a capacity smaller than 2 Mbit/s, international leased lines with a capacity smaller than 2 Mbit/s, national leased lines with a capacity of 2 Mbit/s, international leased lines with a capacity of 2 Mbit/s and national leased lines with a variable capacity. The designation does not apply for the market segment for leased lines with a capacity greater than 2 Mbit/s. We have lodged an objection against our designation in the distinct markets for national leased lines with variable capacities and international leased lines with a capacity of 2 Mbit/s. OPTA has declared the objection against the first of these designations to be groundless. OPTA has deferred its decision on the objection to the second designation pending the outcome of its further investigation of geographical demarcation to see whether we possess significant market power in the international leased lines market. We appealed this ruling and also obtained an injunction from the Rotterdam District Court temporarily suspending our designation in each of the seven market segments pending the outcome of the appeal proceedings.

        We are required to offer leased lines with a capacity up to 2 Mbit/s at cost-oriented prices. After consultation with the market players, OPTA decided to address the problems of wholesale leased lines first. OPTA prescribed production of a detailed interconnecting leased lines offering. To carry out this instruction, we published an amended reference offer. OPTA takes the view that the prices resulting from the examination cannot automatically be regarded as cost-oriented prices but should be considered fair prices for the period from July 1, 2002 through July 1, 2003. The prices were initially examined based on cost-oriented levels according to the EDC system, but during the examination OPTA declared this system unsuitable. Instead, a new system must be developed and implemented in accordance with the policy plans set out by OPTA. OPTA considers it conceivable that the present (fair) prices could be used as a starting point from which they can move within the multi-year price system to an efficient cost level based on BU-LRIC, with an interim evaluation in the first half of 2004.

Mobile telecommunication—The Netherlands

        KPN Mobile The Netherlands B.V. holds licenses for GSM, DCS 1800, UMTS, paging (SMF and ERMES) and Traxys.

        The objections of Dutchtone against the division of the frequencies released by the shutdown of our NMT network in 1999 between KPN Mobile and Vodafone were in the highest instance rejected by the Trade and Industry Appeals Tribunal (College van Beroep voor het bedrijfsleven) on January 30, 2002. Dutchtone also instituted civil proceedings against the State of The Netherlands claiming a refund of approximately EUR 270 million paid by Dutchtone for its DCS 1800 license. According to Dutchtone, the State allowed the creation of an unbalanced situation in the Dutch mobile market because KPN Mobile and Vodafone were not required to pay separate fees for the GSM 900 frequencies, whereas the DCS 1800 frequencies were put up for auction at high prices. These claims were rejected in the first instance, but Dutchtone has lodged an appeal.

        Along with the other operators in the Dutch mobile market (Vodafone, T-Mobile, Dutchtone and O2), KPN Mobile acquired a UMTS license on August 7, 2000. Versatel filed complaints about the auction procedure and the awarding of the licenses. The Deputy Minister of Transport, Public Works and Water Management rejected the complaints in January 2001. The appeal lodged by Versatel is still pending. As an interested third party, KPN Mobile was admitted to the proceedings. On November 29th 2002 the Court of Rotterdam rejected all claims of Versatel. Versatel has appealed this decision. Under the license, the operators have roll out obligations from the UMTS networks. As of January 1, 2007 all built-up areas in municipalities with over 25,000 inhabitants, all main roads (car, rail and waterways) in between, all motorways to Germany and Belgium and the areas around the airports of Schiphol, Rotterdam and Maastricht should be covered at a minimum level of 144 kbit/sec outdoors.

Significant market power

        KPN Mobile is designated as an operator with significant market power in the market for mobile public telephone networks and services. As a result of the designation, KPN Mobile is required to meet reasonable requests for special access and to offer interconnection and special access in a non-discriminatory way. The comparable designation of Vodafone was withdrawn on December 20, 2001. The designation of KPN Mobile was reconfirmed by OPTA on December 16, 2002.

Interconnection and special access

        Because it is unclear how far the obligation to meet reasonable requests for special access to mobile networks extends, OPTA published a consultation document on "Special access to mobile networks and reasonableness of requests thereof" on November 30, 2001. In this document OPTA expresses the view that requests for access for carrier selection and added value services should be deemed reasonable. OPTA furthermore lists an extensive number of services which can be qualified as special access and it lists three alternatives to set reasonable tariffs for special access. OPTA does not express a view on access for carrier pre-selection and mobile virtual network operators (MVNOs) and access to signaling systems. On the basis of the results of the consultation, OPTA may formulate guidelines for the settling of any disputes. Proceedings initiated by WorldCom on the grounds that KPN Mobile's carrier selection and pre-selection is too limited have been stayed until after the consultation.

        A mobile entertainment company, Yarosa, requested access to KPN Mobile's network for SMS services. Since it considered KPN Mobile's offer inadequate, it requested OPTA's decision. On October 16, 2002, OPTA ordered KPN Mobile to provide Yarosa with a reasonable, non-discriminatory, offer for SMS access for a period of 5 years and with reasonable lead times to enable Yarosa to have a commercial offering to the market. OPTA did not decide upon the exact form of access and related tariffs, but may do so if parties fail to reach agreement. KPN Mobile lodged an objection.

        In 2001, KPN Mobile initiated proceedings against O2 on the grounds that the mobile terminating access (MTA) tariffs charged demanded by O2 are unreasonably higher than KPN Mobile's corresponding charges. In December 2001 OPTA decided that it has the authority to judge the reasonableness of MTA tariffs and to postpone its decision until adoption of a policy guideline on the regulations of MTA tariffs. In February 2002, KPN Mobile also started disputes before OPTA against Vodafone, Dutchtone, T-Mobile and Tele-2, requesting to lower the mobile terminating-tariffs to the level of KPN Mobile's tariffs.

        On March 28, 2002, OPTA—after consulting with market participants—published policies regarding the regulation of mobile terminating tariffs. OPTA observes that MTA charges are not subject to market forces, and it therefore considers intervention with all operators justified. Whenever judging differences, OPTA will take the starting point of reasonable tariffs for the operators, which are in line with the published policies. Initially the policies included a lowering of MTA tariffs as of May 1, 2002, but this was suspended after several legal poceedings.

        In July 2002, OPTA published amended policies, as a result of which the MTA of KPN Mobile and Vodafone can as of December 2002 be no higher than EUR 0.1568 on average and as of April 1, 2003, no higher than EUR 0.1296 on average. For the DCS 1800 providers T-Mobile, Dutchtone and O2 (as well as Tele-2 being provider on the O2 Network) OPTA considered that as of December 1, 2002, reasonable tariffs can be no higher than EUR 0.1828 on average and as of April 1, 2002, no higher than EUR 0.1648 on average. OPTA expects to review the tariffs during 2003 based on cost-orientation. It is currently unclear what the effect of these amended policies will be since the decisions of OPTA to introduce the lower tariffs were suspended.

        OPTA decided in line with these policies in over 40 disputes between and against all mobile operators. On November 29, 2002, the president of the Court of Rotterdam in interlocutory proceedings suspended OPTA's decisions on MTA tariffs, upon request of KPN Mobile and all other Dutch Mobile operators. The president judged that it was unlikely that OPTA acted within its legal powers by using an individual dispute procedure for general tariff regulation. At the end of March 2003, the Court is expected to decide to either annul OPTA's decision, or lift the suspension in the KPN Mobile vs. O2 case. It is expected that this will be a full test for the legitimacy of OPTA's MTA regulation.

        Towards the end of 1999, WorldCom lodged a complaint with the European Commission against what it called the excessively high interconnection prices being charged by KPN Mobile and other operators. After KPN Mobile had responded to the complaint and had answered the Commission's questions, officials of the Commission, NMa and OPTA conducted an investigation at the offices of KPN and KPN Mobile in June 2000 to acquire more information. On March 26, 2002, Royal KPN N.V. received a statement of objections from the European Commission. The Commission reached the preliminary conclusion that rendering terminating access-services on the public mobile telecommunications network of KPN Mobile constitutes a separate product/services market, where KPN Mobile, considering the absence of compensating market power, has a position of power. In the statement of objections, the Commission is of the opinion that we abused our position of power by:

  •
  Discriminating by setting conditions for direct interconnection in favor of KPN Telecom;

  •
  Setting unfair prices resulting in a margin-squeeze between terminating-services of KPN Mobile and the tariffs of KPN Mobile/KPN Telecom for certain mobile/fixed services offered to business customers in The Netherlands;

  •
  Refusing to provide direct interconnection for the handling of calls on KPN Mobile's network.

        We provided arguments that refute the preliminary analysis in written form on June 26, 2002, and in a verbal hearing on July 11, 2002. In the autumn of 2002, the Commission asked for further information. After analyzing all arguments and information the Commission may take a final stand. The maximum penalty that the Commission may impose amounts to 10% of the sales over the previous fiscal year.

        In December 2001, the NMa launched an investigation into mobile terminating charges by requesting information from market players. In July 2002, the NMa concluded that its analysis proved the existence of specific markets for call termination on each mobile network. The NMa announced however that it would not act upon this conclusion as long as OPTA is regulating this market (see above).

        After an investigation into the reduction of subsidies to mobile handset retailers by the mobile phone operators in The Netherlands, including KPN Mobile, the NMa concluded that all five mobile operators co-ordinated a decrease of the commissions to their distributors and a decrease of the handset subsidy for prepaid subscriptions. On December 30, 2002, the NMa published its decision and fined the operators in the aggregate exceeding EUR 88 million. The fines are revenue related, and KPN Mobile's fine equals EUR 31.3 million. KPN Mobile objected to the decision and in particular the disproportionate level of the fine.

        On December 12, 2002, OPTA rejected a claim of UPC for repayment of all transit tariffs for calls to KPN Mobile since 1997, based on the fact that KPN Mobile did not offer direct interconnection. In its decision however, OPTA declared KPN Mobile's offer for direct interconnection unreasonable in relation to fixed monthly tariffs requested and obliged KPN Mobile to offer a reasonable offer to UPC within 4 weeks. If UPC can show that its expenses for transit have been higher than based on direct interconnection (based on a reasonable offer) KPN Mobile must repay the difference as of the date of UPC's complaint (early 2002). Both UPC and KPN Mobile have lodged an objection against this decision of OPTA.

Retributions to OPTA

        As an operator with significant market power, KPN Mobile is obliged to pay much higher supervision fees to OPTA than the other mobile operators. The amount involved in 2002 is approximately EUR 1.5 million, whereas the other operators pay less than EUR 2,000. KPN Mobile has objected to the fees it is obliged to pay. In late 2001, the Court of Rotterdam annulled OPTA's decision concerning the 1999 fee. OPTA has appealed this ruling before the Trade and Industry Appeals Tribunal. A decision is not expected before mid 2003.

Numbers and number portability

        In late 2001, a change in the number plan for telephone services took effect, in which shorter numbers were introduced for certain network-related services. Currently many of these services use operator-specific reduced numbers. OPTA has been instructed to supervise the number changes in the number plan within a reasonable time frame. OPTA has formulated policy guidelines concerning the quality of number portability. These policy guidelines set deadlines for realizing number portability in 95% of cases. OPTA may impose penalties in case operators fail to meet these targets.

Roll out of the mobile networks

        Since a ruling by the Council of State in 2000, according to which (contrary to previous assumptions) the installation of antennae on buildings requires a building permit under the Housing Act, many municipalities have started to pursue a stricter policy on the installation of antennae on masts and buildings. This has resulted in the drafting of the National Antenna Policy Memorandum. Based upon this, a covenant is agreed and has come into force by August 15, 2002 between the State of The Netherlands, the mobile operators and the Association of Dutch Municipalities (VNG). Under the covenant and amended regulation, antennae up to 5 meters in height can be placed on buildings without the need for a permit, after certain procedures are fulfilled.

        On September 26, 2001, OPTA, NMa and the Ministry of Transport, Public Works and Water Management published a joint framework for cooperation on the construction of UMTS radio networks. Cooperation on the construction and operation of parts of or whole radio networks is possible, within the terms of competition law, provided that network competition and independent use of networks are safeguarded.

Mobile telecommunication—Germany

UMTS

        On August 31, 2000 E-Plus (through a subsidiary) acquired one of six UMTS licenses in Germany for EUR 8.4 billion. Under this license, the operators have roll out obligations for the UMTS networks. As per December 31, 2003 a 25% population coverage must be reached. As per December 31, 2005 this coverage must be increased to 50%.

        On June 5, 2001, the German regulator ("RegTP") issued an official interpretation of the UMTS license conditions according to which these conditions allow infrastructure sharing by the UMTS license holders if it does not impede (1) functional control of the respective license holder over its network or (2) independent competition between the license holders.

Number portability

        The German Telecommunications Act ("TKG") requires all network operators to provide number portability. After some initial resistance from the operators of mobile networks for reasons of technical feasibility, RegTP extended in its decision (Verfügung) 32/2001, published on August 8, 2001, the interim period until October 31, 2002, thereby mandating mobile number portability also in the German mobile telecommunications market by November 1, 2002, at the latest. All German mobile operators have successfully introduced mobile number portability on November 1, 2002.

Interconnection

        In September 2000, RegTP adopted a decision (Beschluss) stipulating new interconnection framework conditions. Thereby, RegTP intended to introduce a new price structure for interconnection, called Element Based Charging ("EBC"). Currently, the price structure for interconnection services is based on the distance covered by the services. EBC substitutes distance by the actual use of network elements. EBC was scheduled to become effective as of June 1, 2001. However, as a result of a decision of the Cologne Administrative Court in summary proceedings initiated by Deutsche Telekom, the introduction of EBC has been put on hold until a final judgment is rendered in this matter. RegTP lost its appeal against the summary decision (decision by the Münster Upper Administrative Court of May 3, 2001). Since a final decision in the main proceedings may take a substantial period of time, RegTP decided on October 15, 2001, to adopt a compromise solution under which interconnection fees will be reduced by 14% compared to the existing price structure. The decision is based on a fee system consisting of three price levels and has entered into force as of January 1, 2002. Deutsche Telekom has appealed the decision in front of the Upper Administrative Court. The appeal did not suspend the effect of the RegTP decision of October 2001.

Building permit

        Between 1998 and 2000, several Upper Administrative Courts ruled, that mobile communication is a kind of business enterprise. Therefore, the erection of high frequency installations on the roof of residential buildings represents a change of the utilization exclusively as a residential building. A change of the utilization makes a building permit necessary. The Upper Administrative Court Münster upheld the decisions in 2002. Accordingly, we must obtain permits for the installations on all residential buildings, as well as commercial buildings.

Mobile telecommunication—Belgium

General

        The main telecommunication regulations in Belgium are contained in the Telecommunications Act of March 21, 1991, as amended.

UMTS

        In March 2001, the three existing operators, BASE, Proximus and Mobistar obtained a UMTS license in the auction organised by the Belgian government. The license was obtained upon payment of a license fee of EUR 150 million. Under this license, the operators have roll out obligations for the UMTS networks. In February 2002, the Belgian government postponed the regulatory deadlines for the introduction and the roll out of UMTS on the Belgian market with one year. An additional postponement of nine months for the coverage deadlines, not the commercial introduction, was granted later in 2002. The current deadlines are as follows:

  •
  September 2003: commercial launch of UMTS;

  •
  December 2005: 30% population coverage;

  •
  December 2006: 40% population coverage;

  •
  December 2007: 50% population coverage;

  •
  December 2008: target of 85% population coverage.

Building permit issues—site health regulation

        On December 21, 2001, the federal government published a Royal Decree amending the Royal Decree of April 29, 2001, which had introduced a health norm for antenna sites. This new Royal Decree introduces a new procedure to check whether or not an antenna site complies with the applicable health norm. Under the new Royal Decree, mobile operators have to send a technical file to the Belgian regulator, BIPT containing information on the theoretical radiation emitted by the antenna. If the radiation exceeds the SAR-norm of 0.001 W/kg, the mobile operators must obtain a certificate of conformity from the BIPT. For existing antenna sites, BASE must prepare the technical file at the latest by December 31, 2006.

        Since the application of the Royal Decree on health, the situation with regard to building permits for antenna sites, which was blocked completely in 2001, has improved. Although it is still difficult to obtain building permits due to the complex regulation and the split of responsibilities between the Federal and Regional governments, the strict moratorium that existed in 2001 on the delivery of building permits has been lifted to a large extent in most regions. As a result of specific regulatory developments in the different regions, it is now generally possible to upgrade networks through the replacement of existing antennae without obtaining building permits.

Site sharing

        The law of January 2, 2001, imposes obligatory site sharing between telecom operators. The law provides that operators are obliged to share sites, prohibits them from including clauses restrictive on site sharing in their lease agreements with owners of sites and imposes the establishment of a database of all antenna sites in Belgium. Before introducing building permit applications, all operators must be asked whether or not they wish to share the site subject of the application. In 2002, the three mobile operators established a database that contains all sites.

Significant market power of Proximus

        In October 2000, Proximus was designated an operator with significant market power on the interconnection market. This designation obliges Proximus to offer cost oriented interconnection tariffs. By mid 2001, Proximus had to develop a cost model. BIPT has imposed upon Proximus two mobile termination rates reductions in 2001. The first applicable as of February 1, 2001, and the second as of October 1. At the end of 2001, the BIPT published their advice on the cost orientation obligation of Proximus. This advice provides for a further gradual decrease of the termination rate of Proximus, spread over a period of three years. This resulted in an additional decrease of the Proximus termination rate in 2002. BIPT designated Mobistar in 2003 as operator with significant market power for interconnection services. Currently, both

Proximus and Mobistar are therefore considered to have significant market power on both the mobile and the interconnection market.

Number portability

        In February 2001, the BIPT established working groups to prepare for the introduction of mobile number portability. These working groups consisted of representatives of the mobile and fixed operators and the BIPT. In 2001 and 2002, the technical, operational, regulatory and financial framework for mobile number portability was prepared. The system was introduced on October 1, 2002. On October 1, 2002 a Royal Decree on mobile number portability was published. This Royal decree contains some specific rules, such as the obligatory use of the common reference data centre (CRDC), the obligation to conclude interoperator-agreements and the fact that mobile operators must bear 75% of all costs if the CRDC.

        For the operation of number portability, the mobile operators—in collaboration with the BIPT—have created a fully automated porting procedure that is managed through a central database. Simultaneously with the introduction of mobile number portability, the Belgian government has imposed the obligation on mobile operators to inform their customers (by way of a signal) when they make a call to another mobile network (because of the difference in pricing between on net- and off net-calls).

Investigation by the Belgian ministry of economic affairs on anti-competitive behaviour by mobile operators

        At the end of May 2002, the Belgian Ministry of Economic Affairs launched an investigation in the reduction of the resellers' margin for the sale of prepaid cards that was performed by Proximus, Mobistar and BASE in the beginning of 2002. The Ministry of Economic Affairs is investigating whether there are indications that the mobile operators have jointly agreed to this reduction or have co-ordinated the reduction. This investigation is currently ongoing.

End of anonymous prepaid services

        A new law adopted on December 31, 2001, imposes specific obligations on operators in relation with the handling of emergency calls and in particular with the identification of the location and the identity of the calling person. It further authorizes the Belgian government to close down telecom services, which do not offer sufficient identification facilities. The BIPT has concluded that anonymous prepaid services do not provide sufficient identification facilities and that therefore prepaid users will have to be registered. The three Belgian mobile operators are currently discussing an action plan with the BIPT for the registration of users of prepaid services during 2003.

C.    Organizational Structure

        The following table sets forth the name and jurisdiction of incorporation of, and our ownership and voting interest (if different) in, our principal operating subsidiaries and other principal interests as at March 20, 2003.

Subsidiary	Country of incorporation	Percentage Ownership interest
KPN Telecom B.V.:	The Netherlands	100.0
• EuroWeb International Corp.	USA	52.7
• KPN Satcom B.V.:	The Netherlands	100.0
• Xantic B.V.	The Netherlands	65.0
• Ceský Telecom a.s.	Czech Republic	20.3	(a)
• Infonet Services Corp. Inc.	USA	17.7	(b)
• PanTel Rt.	Hungary	75.2
• Proclare	The Netherlands	10.0	(c)
KPN Telecommerce B.V.:	The Netherlands	100.0
• KPN Consumer Internet and Media Services B.V.	The Netherlands	100.0
• Planet Media Group N.V.	The Netherlands	100.0
• XS4ALL Holding B.V.	The Netherlands	100.0
• SNT Group N.V.	The Netherlands	50.78
KPN Mobile Holding B.V.:	The Netherlands	100.0
• KPN Mobile N.V.:	The Netherlands	97.84
• KPN Mobile The Netherlands B.V.	The Netherlands	100.0	(d)
• KPN Mobile International B.V.	The Netherlands	100.0	(d)
• BASE N.V./S.A.	Belgium	100.0	(d)
• E-Plus Mobilfunk GmbH & Co.KG	Germany	100.0
• Hutchison 3G UK Holdings Ltd.	United Kingdom	15.0	(d)
Volker Wessels Netwerk Bouw B.V.	The Netherlands	45.0	(e)
KPN Vastgoed & Facilities B.V.	The Netherlands	100.0

(a)
Proportion of voting power held by us is 33.5%.

(b)
Proportion of voting power held by us is 17.4%.

(c)
We anticipate to sell our remaining interest in 2004.

(d)
Ownership interest of KPN Mobile.

(e)
We anticipate to sell our remaining interest in 2005.

D.    PROPERTY, PLANT & EQUIPMENT

Network infrastructure

        During 2002, we invested EUR 1,137 million in property, plant and equipment (2001: EUR 2,949; 2000: EUR 3,847 million), including approximately EUR 808 million in our fixed and mobile networks. The investments in 2002 were significantly lower due to our restructuring and efficient use. In 2003 we expect to increase our level of investments, primarily in the mobile division as a result of UMTS network construction.

        We have a program of continuous roll out, maintenance and installation of network technology and infrastructure. We aim to deploy the best available technologies in our networks including asynchronous transfer mode and wavelength division multiplexing technology. We are working with Lucent Technologies to introduce a broadband multi-service network.

Fixed telephony

        Our public switched telephone network and ISDN network in The Netherlands consist of approximately 1,350 access areas and 40 trunk exchanges connected by a long distance transmission network. As of December 31, 2002, our network connected approximately 90% of the total households in The Netherlands. Our network also is connected to networks of other operators.

        Customers access the network primarily through our twisted pair copper access network. In some areas, ISDN-30 connections are realized through the fiber optic CityRings network.

        Each customer line ends in one of the 1,350 access areas and is connected to one of our 520 local exchanges. Each local exchange is connected through independent transmission routes to 40 independent trunk exchanges located at 18 sites in The Netherlands. These trunk exchanges are interconnected in two independent meshed networks of each 20 trunk exchanges that cover The Netherlands.

        We have managed to maintain a low percentage of unannounced outage time per subscriber line, and our telephony network is designed and engineered to have an internal blocking rate during the peak hour below 1% end-to-end.

Transmission networks

        Transmission services are provided primarily on the basis of synchronous digital hierarchy and digital wavelength division multiplexing, or DWDM, technology. Older technologies, such as plesiochronous digital hierarchy, or PDH, are gradually being phased out.

        To accommodate the fast growth in demand for high speed transmission, defined as 155 megabit per second and higher, KPN has implemented a fibre optic network, with synchronous digital hierarchy and dense wavelength division multiplexing based transmission technology. This fibre optic network became operational in its current form at the end of 1999 and consists primarily of a countrywide network linking 28 backbone locations and providing transmission capacity to connect 1,350 access network areas to the backbone. The 28 main locations on the backbone are all interconnected with 2.5 gigabit per second routes. Each of the access network areas is connected redundantly to the backbone network to two separate locations.

International network

        For the supply of international wholesale voice services, we operate an international transmission network that includes land and sea cables and satellite transmission systems, which, based on management estimates, directly connects approximately 200 telecommunications operators worldwide. The network is a circuit-switching and IP based network with a flexible capacity and main international switches located in The Netherlands. In addition, we have nine points of presence in Europe (Frankfurt, Düsseldorf, Paris, London, Brussels, Milan, Madrid, Zurich and Vienna) and a switch in New York.

        Switches outside The Netherlands have been prepared for asynchronous transfer mode packet switching, known as ATM. This new technology is scheduled to be implemented throughout the network during 2002. Most of the switches are supplied by Ericsson, except for a small number of special services switches in The Netherlands which are supplied by Nortel.

        We also operate an international network that contains AXE10 switches and muxes for connectivity and which, in particular, supports our wholesale business.

Mobile networks

        The Netherlands.     We believe we have the most extensive and advanced mobile telecommunications network in The Netherlands, allowing us to offer high quality services with extensive coverage. As of December 31, 2002, our network covered 96.5% of the geographic area of The Netherlands and nearly 100% of the Dutch population. In the metropolitan areas the outdoor coverage level is almost 100%. Also, important traffic tunnels, subway stations and railway lines are covered.

        The further development of our networks is an ongoing process. We intend to continue building new base stations, adding cells to existing base stations and updating the technology of our existing networks. We are continuously increasing the capacity of the network primarily in metropolitan areas and along motorways and we are currently improving our coverage inside buildings in urban areas. In addition, we are improving hundreds of antennae to increase network quality. We are aware of a growing resistance within municipalities to build more antennae on the basis that the construction of antennae requires planning permission. In 2002 we build 166 new sites, for a total of 3,806 sites at the end of 2002. At the end of 2002 no UMTS sites were in place.

        Germany.     E-Plus has set up 5 regional service monitoring centers, 5 of which operate 2 shifts per day, while the cental NMC operates 24 hours a day, seven days a week, monitoring the entire network when the other centers are closed.

        A significant challenge for E-Plus is increasing its coverage of the indoor population and main roads. In 1999, E-Plus added 618 base stations to its network. During 2000, E-Plus added another 526 base stations to cover indoor areas, 204 base stations to cover high mobile traffic areas and 266 base stations to improve geographical coverage. By the end of 2002 E-Plus had 10,097 sites in place of which 397 were UMTS based.

        Belgium.     By the end of 2002, KPN Belgium has 1,590 sites in place (2001: 1,717). No UMTS sites were in place at the end of 2002.

Data networks

Natvan

        We operate a frame relay network, known as Natvan, to provide a large number of data services, including:

  •
  Internet access services to connect Internet dial-in platforms to ISPs;

  •
  LAN interconnect services;

  •
  X.25 services through leased lines as well as through ISDN channels; and

  •
  frame relay (64 Kbit/s through 2 Mbit/s).

ATM network

        Our ATM network is used to provide flexible leased line services, a carrier network for our frame relay network and the connection of ADSL customers to our data/IP services backbone.

IP backbone

        Our data/IP services are deployed on the Lambda network. This network connects our data/IP services backbone routers. The backbone can be extended to cope with the strong growth in data traffic. Our national data/IP services network is connected to the international KPN EuroRings.

Access network

        Our access network consists primarily of twisted pair copper, providing nearly all of the eight million Dutch homes with two pairs of copper wire in the tertiary part of the access network. The percentage of these double pairs connected to the secondary and primary level of the access network depends on when the particular portion of the network was constructed. The access network terminates in 1,350 access areas.

        By the end of 2002, 43 city ring areas were accessed by fiber, forming our CityRings network. Fiber access usually permits speeds above 155 Mbit/s.

        In certain cases wireless transmission systems are used in the access network, for example, as back up or if fiber access is not available. By the end of 2002, approximately 250 wireless transmission systems were deployed in the access network.

KPN EuroRings network

        The KPN EuroRings network consists of fiber optic networks in The Netherlands, Germany, Belgium and France, with links to the United Kingdom and the United States.

Evolution of the telephony network

        The Internet significantly changed the way in which the fixed telephony network is being used. Based on management estimates, the principal consequences of the growth of Internet traffic for us are as follows:

  •
  in December 2002, 40% of the traffic minutes on our domestic fixed telephony network was Internet traffic and this percentage is expected to stabilise with the introduction of ADSL; and

  •
  whereas the average voice session now lasts approximately 3.5 minutes, the average Internet session now lasts about 3 times as long.

        These trends in Internet access traffic caused problems in our telephony network in 2001, during peak hours. Therefore we introduced a special Internet prefix (0676) to recognise Internet calls and to be able to directly extract this traffic after the local exchange. In this way it was not necessary to expand our telephony network.

        Developments in PSTN/ISDN.     Depending on the development of voice traffic on the fixed telephony network, we plan to introduce various modernizations:

  •
  We plan to replace old local exchanges with analogue switching fabric with full digital exchanges over several years;

  •
  to prevent disturbance of voice traffic handling in the trunk network, we have removed Internet traffic from the fixed telephony network at the local exchange level. Using a separate set of trunk exchanges, we feed this traffic to dial-in platforms and hence into the data network. We implemented this concept at the end of 2002 by using specialized technology at the local exchange level and introducing an Internet dial-in prefix 0676; and

  •
  we have installed xDSL at 511 sites reaching 85% of the Dutch population and delivered co-locations at 263 sites, making approximately 67% of the access network available for competitors. This offloads Internet traffic from the telephony network.

        Voice over IP.     We currently deliver voice services primarily on the basis of PSTN, ISDN and GSM. In the coming years we expect that the importance of voice services originating from or delivered over IP networks will increase. The development of voice over IP started mainly in the business environment and is confined mostly to voice services in closed business domains. We believe that a market will emerge for interconnection between existing public platforms for voice services and voice over IP. The cost structure of voice services based on IP connectivity can be very different from that of traditional switch based voice services, allowing price differentiation. When market developments are favorable we intend to provide interconnection services for IP-based originating voice traffic seeking termination on traditional voice platforms as well as replacement of PSTN trunk routes by voice over trunk routes. We will also develop voice over data services for the corporate and consumer markets.

Evolution of the data network

        To carry the exponential growth in volume and bandwidth associated with the advent of multimedia services, we foresee major developments in our data communications network. We have already begun the development of this new data-centric network. It is designed to be able to handle busy hour volumes up to several terabits per second of data traffic offered throughout The Netherlands on our access and core networks.

        The larger building blocks in this evolution of the data network are broadband access systems. We expect that ADSL will quickly become a mainstream technology for us, providing broadband access to large numbers of customers using the copper access network. In areas with major business activity, we will aim to employ fiber to office systems, predominantly based on our CityRings network. Our access networks built after December 2000 generally are equipped with fiber for home use. We believe that our IP backbone will become our core transport platform. We anticipate that our frame relay and ATM networks will develop into feeder networks for our IP backbone and that the Natvan network will be mainly used for X.25 services and frame relay service up to 2 Mbits. The ATM network is designed to provide access at 150 Mbits and higher speeds will be provided directly via IP and the Lambda network. We believe that the Lambda network will carry the majority of our traffic in the future. Using the 2x14 core locations as hubs, the network is designed to be extended to 300 smaller locations to provide 2.5 Gbps SDH connections as market demand arises.

Properties

        We had approximately 2,095 buildings as of December 31, 2002, the majority of which are owned freehold and located principally in The Netherlands. Approximately 1,934 of our buildings house telephone and data transmission network equipment cannot readily be adapted to alternative uses. The remainder of the properties comprise offices, shops, storage facilities, residential properties and buildings for other miscellaneous uses. As of December 31, 2002, our land and buildings had a book value of EUR 984 million, our plant and equipment had a book value of EUR 7,899 million, and our other fixed assets had a book value of EUR 978 million.

Item 5.    Operating and Financial Review and Prospects

        The following discussion of our financial condition and results of operations should be read in conjunction with our historical financial statements for the years 2002, 2001 and 2000, included elsewhere in this Annual Report on Form 20-F.

        This discussion contains forward-looking statements concerning our operations, economic performance and financial condition. Examples of forward-looking statements include those relating to future revenues, expenses, liquidity, impairment charges and capital expenditures and possible changes in the industry and competitive environment. Because these forward-looking statements involve risks and uncertainties, our actual results may differ materially from the results expressed or implied in these statements. For more detailed information on the risks involved in forward-looking statements, see "Forward-looking statements".

        Our financial statements were prepared in accordance with Dutch GAAP, which is different from US GAAP. We discuss the principal differences from, and present a reconciliation to, US GAAP in our consolidated financial statements

A.    Operating results

Key Events in 2002

Financial results and cash flows

        The positive trend in the development of our EBITDA, cash flow from operating activities and free cash flow (defined as cash flow provided by operating activities after capital expenditures, interest, tax and restructuring expenses) that was noticeable in the fourth quarter of 2001 continued in 2002. The success of the turn around program, with a focus on tighter cost and capital expenditure control, personnel reduction and improvements of margins and efficiency of operations, became visible in a strong improvement in underlying operational results and in the reduction of our net debt.

        Other major developments were the acquisition of the remaining 22.51% interest in E-Plus from BellSouth in exchange for 234.7 million of our shares, the disposal of non-core assets such as Pannon GSM and KPN Netwerk Bouw, and the outsourcing of our Software House and End User Services activities to ATOS Origin. In addition, we restructured our mobile activities by converting EUR 14 billion shareholder loans into equity in order to strengthen the financial position of our mobile activities and to arrive at a more transparent financial structure.

        Business developments include the introduction of i-mode in our core mobile markets (The Netherlands, Germany and Belgium), the ongoing penetration of ADSL and the introduction of other new services.

        In contrast to these positive developments, there were a number of events that severely impacted our results for the year. The deterioration of economic conditions and, more specifically, the prospects in the European mobile market, forced us to recognize substantial impairment charges on the value of the goodwill arising from the acquisitions of E-Plus and BASE, the UMTS licenses in Germany, and the UMTS and GSM licenses in Belgium. KPNQwest, in which we held a 39.9% interest, went bankrupt in 2002, which resulted in substantial write-downs of our investment in and assets we acquired from KPNQwest. We also wrote down our investments in Hutchison 3G UK and Ceský Telecom to the expected net realizable value. Finally, we incurred restructuring charges for additional redundancies and a significant reduction in office space including expected costs for rental termination fees and penalties.

Acquisition 22.51% interest in E-Plus

        On February 24, 2000, we acquired from BellSouth a 77.49% interest in E-Plus, the German mobile operator. As part of the purchase price, we granted BellSouth an exchange right to exchange its remaining 22.51% interest in E-Plus into either KPN shares or KPN Mobile shares. On January 30, 2002, we reached agreement with BellSouth on the exchange of BellSouth's 22.51% interest in E-Plus for 234.7 million of our ordinary shares. The exchange was completed on March 13, 2002, and as part of the exchange, BellSouth also surrendered certain other existing rights (including a warrant on our shares) it had under the agreements relating to our acquisition of the 77.49% interest in E-Plus. On March 19, 2002, BellSouth sold the 234.7 million shares it had acquired to various institutional investors.

        Accordingly, as of March 13, 2002, we have full control of E-Plus. Under the agreement with BellSouth, we renegotiated certain terms of the existing subordinated loan facility with BellSouth and repaid EUR 483 million under the original loan facility. In addition, we assumed approximately EUR 2.15 billion (100%) of E-Plus' shareholder loans from BellSouth by borrowing this amount under the USD 3.0 billion subordinated loan facility with BellSouth, of which EUR 516 million was repaid in December 2002. This subordinated loan facility bears interest at EURIBOR + 1.75% and no additional borrowings can be made. The loan must be repaid in October 2003 (EUR 500 million) and March 2004 (EUR 1.1 billion).

        The acquisition of the 22.51% interest in E-Plus had the following impact on our financial statements:

  •
  The issuance of 234.7 million of our shares to BellSouth led to an increase of EUR 1.25 billion in shareholders' equity (based on the share price on March 13, 2002 of EUR 5.34 per share).

  •
  We recorded EUR 1,253 million of goodwill, representing the difference between the fair value of the 22.51% interest in E-Plus and the fair value of the individual assets and liabilities attributable to the 22.51% interest in E-Plus.

  •
  Up until the date of the exchange, we proportionately consolidated 77.49% of the assets and liabilities, results of operations and cash flows of E-Plus. Beginning March 13, 2002, we fully consolidated E-Plus. In addition to the goodwill, this led to an increase in net debt of EUR 0.9 billion, an increase of EUR 1.9 billion in intangible fixed assets (consisting of UMTS licenses) and a decrease in financial fixed assets of EUR 2.1 billion (consisting of our unconsolidated shareholder loans to E-Plus).

Financing activities and net debt reduction

        During 2002, we focused primarily on the reduction of our net debt, the strengthening of our financial position, the improvement of our debt maturity profile and the prudent use of our cash and cash equivalents. As of December 31, 2002, our net debt amounted to EUR 12.35 billion and consisted of gross debt amounting to EUR 15.01 billion less cash and cash equivalents of EUR 2.66 billion (2001: EUR 15.74 billion, consisting of gross debt of EUR 23.08 billion less cash and cash equivalents of EUR 7.34 billion). In March 2002, we acquired the remaining 22.51% in E-Plus in exchange for 234.7 million of our shares. The transaction led to additional net debt of EUR 0.9 billion. This has been offset by our improved cash position resulting from an increase in operational cash flow, stemming from cost reduction and working capital reduction, a decrease in capital expenditures and the sale of non-core assets. We used part of our cash position to redeem outstanding debt early. Through public tender offers, we redeemed early EUR 332 million of the Eurobond maturing in 2003, EUR 542 million of the Global Bond USD maturing in 2005 and EUR 195 million of the Global Bond EUR maturing in

2005. In addition, we redeemed early EUR 730 million of our outstanding bonds and private loans. We also redeemed early and cancelled the E-Plus Project Finance maturing in 2007 for an amount of EUR 1.88 billion and the European Investment Bank Loan maturing in 2005 for an amount of EUR 181 million (in addition to the scheduled redemption of the European Investment Bank Loan of EUR 46 million).

        Net debt benefited from the consolidation effect of a EUR 632 million payable to Vision Networks, a previously unconsolidated wholly owned subsidiary that held interests in cable activities. On October 8, 2002, the Supervisory Board of Vision Networks ceased its activities, as the sale of all of the material cable assets of Vision Networks was completed. As a result, we regained full control as of that date. Accordingly, Vision Networks was fully consolidated and the amount due to Vision Networks was eliminated upon the full consolidation of that company. In 1997, Royal PTT Nederland decided to eliminate its cable activities from its core business following an earlier decision by the Dutch Government and, as a consequence, Vision Networks was deconsolidated after an internal legal demerger in 1998.

        In 2003, we aim to further reduce our net debt to a maximum level of approximately EUR 10.5 billion.

        For more detailed information on these financing activities, our debt maturity profile, applicable financial covenants and other provisions, see the section "Liquidity and Capital Resources".

Restructuring

        In 2000, we launched our Vision restructuring plan that focused on the improvement of our infrastructure, business processes and the quality of our services. The main objective of this plan was to reduce cost and to enhance the efficiency of our operations. One of the key elements of Vision was to reduce our workforce by approximately 8,000 employees. Although we did not exclude the possibility of forced redundancies, we initially anticipated that the employees that became redundant could be employed elsewhere within our organization.

        However, market conditions in the international telecommunications market deteriorated in 2001 and our high debt level became more of a burden for us. As a result, we were forced to reconsider our intention to avoid forced lay-offs. At the end of 2001, we recognized a net restructuring charge of EUR 676 million, consisting of an addition of EUR 726 million to the provision for restructuring and redundancy, for the costs associated with the reduction of our workforce and other costs such as legal and termination fees and penalties for rents and contracts with suppliers, offset by the release to income of EUR 50 million from the provision for early retirement. This workforce reduction is subject to the KPN collective labor agreement (which encompasses the majority of our employees in The Netherlands) and was agreed to in a "social plan" with the trade unions and works council, which provides for the reduction of our workforce up to a maximum of 5,280 employees ("2001 social plan"). The 2001 social plan provides an early retirement scheme for employees of 55 years or older and an incentive scheme and other facilities for the forced lay offs and is applicable until the end of 2003, unless the maximum reduction of 5,280 employees has been achieved earlier.

        In addition, an amount of EUR 29 million was added to the restructuring provision related to the termination of Planet Internet Germany.

        At the end of 2002, KPN employed a total of 38,118 employees (34,990 FTEs), of which 21,489 employees (20,533 FTEs) were subject to the KPN collective labor agreement in The Netherlands (2001: 30,647 employees and 29,377 FTEs). Of the reduction of 9,158 employees (8,844 FTEs) in The Netherlands, a decrease of 3,284 employees (3,182 FTEs) was due to the outsourcing of non-core activities (such as End User Services, Software House and KPN Netwerk Bouw). Of the remaining decrease of 5,874 employees (5,662 FTEs), 3,937 employees (3,763 FTEs) departed under the 2001 social plan (consisting of forced lay offs and voluntary early retirement). At the end of 2002, approximately three-quarters of the forced lay offs had found a new job. The remaining decrease in our workforce of 1,937 employees (1,899 FTEs) relates to natural attrition. In the last quarter of 2002, we identified approximately 450 redundancies at our unit KPN EnterCom under the 2001 social plan. These employees will leave the company in 2003.

        We reached agreement with our works council on a voluntary personnel reduction plan in the fourth quarter of 2002. The new plan is applicable for a four-month period starting November 2002 in certain areas of the company and provides financial incentives for employees that leave the company on a voluntary basis. During this period, we cannot appoint forced redundancies in those areas covered by the social plan that was concluded with the trade unions and works council in 2001. In line with this new plan and due to the ongoing restructuring of our operations, we identified a number of departments and positions that will become redundant in 2003. In aggregate, approximately 650 employees (excluding KPN EnterCom) will have to leave our company in 2003, either under the new voluntary personnel reduction plan or, in case this does not succeed, under the "old" social plan that was concluded in 2001. The majority of these redundancies will take place in the Fixed Network Operator and Consumer Internet and Media Services units (Fixed Networks division).

        As a result, we recognized a restructuring charge in December 2002 of EUR 77 million for the costs associated with the reductions under the 2001 social plan and the voluntary reduction plan for the 1,100 employees involved, and a restructuring charge of EUR 53 million for the costs associated with the significant reduction in office space such as termination fees and penalties for rental contracts.

        This charge was offset by the release of EUR 53 million from the restructuring provision that we set up in 2001, primarily due to the fact that approximately 1,000 employees who had been made redundant found a new job within our company, as a result of higher than anticipated natural attrition rates.

        The net effect on our results in 2002 amounted to a charge to income of EUR 77 million.

        The following table provides a three-year overview of the movements in the provision for restructuring and redundancies during 2002:

Amounts in millions of euro	Early retirement scheme for personnel 55 years or older	Forced lay offs and other restructuring charges	Total restructuring and redundancies
Balance at the beginning of 2000	96	287	383
Payments in 2000	-25	-202	-227
Additions	—	—	—
Releases	—	-23	-23
Other changes	4	—	4

Balance as at year-end 2000	75	62	137
Payments in 2001	-21	-61	-82
Additions	491	264	755
Releases	-1	-15	-16
Other changes	3	—	3

Balance as at year-end 2001	547	250	797
Payments in 2002	-73	-115	-188
Additions	—	130	130
Releases	-35	-18	-53
Other changes	22	1	23

Balance as at year-end 2002	461	248	709

        The calculation of the restructuring provision for the early retirement scheme for personnel of 55 years or older is based on actuarial principles and is stated at net present value, based on a discount rate of 4.5%. Of these provisions, EUR 272 million has a term of less than one year, and EUR 287 million has a term of longer than one year but less than five years. The remaining amount has a term of over five years.

Impairment charges mobile activities

        General economic developments, the developments in the mobile markets, and the decisions of some mobile operators to cease or postpone certain activities triggered a review in mid-2002 of the existing business plans for our mobile activities. This resulted in new business plans, in line with the adjusted prospects. We reviewed the recoverable value of the mobile activities, based upon external valuations and discounted future cash flows. For the purpose of the impairment test, we compared this recoverable amount, being the net selling price, with the carrying value of our investments.

        The impairment tests resulted in impairment charges and we recorded a full valuation allowance against deferred tax assets totaling approximately EUR 9 billion. For E-Plus this led to a total impairment charge of EUR 6.6 billion, of which EUR 1.4 billion relates to goodwill and EUR 5.2 billion to the UMTS license.

        The revised business plan of BASE, our Belgian mobile operator, resulted in an impairment charge on goodwill of EUR 425 million and an impairment charge on UMTS/GSM licenses of EUR 196 million.

        There was no impairment related to the carrying value of the licences of KPN Mobile The Netherlands.

        Hutchison 3G UK is not considered a strategic participation and is therefore valued at the expected net realizable value. A write-off of EUR 1.2 billion to the expected net realizable value has been recognized in 2002.

        The impairment charges noted above resulted in uncertainties regarding the timing of the utilization of certain tax losses carried forward. As a consequence, we recorded a valuation allowance of EUR 606 million for the full amount of the deferred tax assets of E-Plus (EUR 275 million) and BASE (EUR 331 million).

        At the end of 2002, we carried out impairment tests again. These tests did not result in additional impairments.

        In 2001, we recognized impairment charges on goodwill of EUR 14.1 billion. Of these charges, EUR 13.7 billion related to the goodwill that arose on the acquisition of our 77.49% interest in E-Plus in 2000. The primary reasons for the impairment were developments in market conditions for our mobile communications activities in Germany at the end of 2001, as there were increasing concerns in the mobile communications industry with regard to future results and we were faced with a saturated market for mobile voice services, accompanied by increasing competition and downward price pressures.

        In 2000, no impairment charges were recorded.

        Due to differing accounting standards, the impairment charges on the goodwill of E-Plus that we recognized in 2001 under Dutch GAAP were recognized in 2002 under US GAAP. In addition, the impairment charge on the carrying value of our UMTS license in Germany that we recognized in 2002 under Dutch GAAP was not recognized under US GAAP. Please refer to the section "Information on US GAAP", included in our consolidated financial statements for more information on these differences.

Business Developments

Fixed Networks

        On August 1, 2002, we introduced local Carrier PreSelect, which allows customers to choose their own carrier for local traffic. In addition, we increased our domestic retail traffic, call set-up and subscription tariffs by 4.5%, beginning on August 1, 2002. Wholesale tariffs for originating and terminating traffic decreased by an average of 8% and 4% respectively beginning in the third quarter of 2002.

Mobile

        In 2002, KPN Mobile introduced i-mode, the mobile data service developed by NTT DoCoMo, in our core markets in Germany, The Netherlands and Belgium. On December 18, 2002, KPN Mobile announced it had passed the milestone of 100,000 i-mode customers in The Netherlands. At December 31, 2002, total i-mode customers in our core markets amounted to approximately 236,000.

        KPN Mobile also announced its new service for business customers "Lucio" to be marketed in co-operation with Hewlett-Packard and Microsoft in The Netherlands. With Lucio, KPN Mobile is one of the first operators in Europe to offer high-speed mobile access to company information such as e-mail, enabling mobile teleworking for a large number of enterprises.

        In 2001, E-Plus concluded a national 2.5G roaming contract and signed a memorandum of understanding regarding 3G network sharing with Quam, the Telefónica/Sonera consortium. In July 2002, Quam announced the suspension of its UMTS activities in Germany. In December 2002, E-Plus and Quam reached agreement on the termination of these agreements. The total gain resulting from the termination amounted to EUR 210 million, consisting of a cash payment of EUR 150 million E-Plus received from Quam in December 2002 and the release to income of deferred revenues of EUR 60 million that E-Plus had already received in advance in 2002 and 2001. E-Plus also has the right to take over individual UMTS sites of Quam if these fit in the UMTS network roll out plan of E-Plus.

        Additionally, E-Plus reached an agreement with MobilCom on the termination of their national 2.5G roaming agreement for an amount of EUR 210 million. An amount of EUR 20 million was paid in December 2002, followed by a payment of EUR 110 million in February 2003. The remainder will be received in cash installments from 2004 through 2006. France Télécom has guaranteed the payments. As the payment was subject to final approval by MobilCom's shareholders in 2003, we will account for the outcome of the agreement in 2003.

Business Solutions

        In 2002, we introduced a new and less expensive variant of high-speed Internet access, "ADSL Lite". At the end of 2002, we had 310,000 ADSL connections (2001: 138,000 ADSL connections). We currently offer ADSL through a large number of third party ISPs as well as our own ISPs (Planet Internet, Het Net, and XS4ALL). At the end of 2002, ADSL was available to 85% of the households in The Netherlands and the speed of existing "always-on" Internet connections has been increased.

        In November 2002, we announced the establishment of a new business unit for international data/IP services, KPN EuroRings. KPN EuroRings combines the network assets purchased from the receivers of KPNQwest at several auctions with certain parts of the KPN network that already offered international services. KPN EuroRings offers a broad range of services to carriers, multinational and national corporate customers with a network footprint running throughout Germany, The Netherlands, Belgium, and Northern France, with links to both the United Kingdom and the United States.

Disposal of non-core and other assets

        In 2001, we started our non-core asset disposal program. In accordance with this program, we sold a number of non-core and other assets in 2002, which are described below.

        On February 4, 2002, we completed the sale of our 44.66% in Pannon GSM for EUR 603 million in cash. The sale of Pannon GSM resulted in a book profit of EUR 335 million.

        On June 4, 2002, we completed the sale of a 55% share in KPN Netwerk Bouw, our network construction unit, to Koninklijke Volker Wessels Stevin ("KVWS") for an amount of EUR 13.75 million. As a result, KPN Netwerk Bouw is no longer consolidated but is accounted for as a participating interest. The remaining 45% is expected to be acquired by KVWS on January 1, 2005 for an amount in the range of EUR 8.55 million and EUR 25.65 million. The final price will depend on various factors, including the results of Volker Wessels Netwerk Bouw B.V. (the new name of KPN Netwerk Bouw) in 2003 and 2004.

        During 2002, ATOS Origin, the French IT provider, took over the activities of our End User Services and Software House for an amount of EUR 29 million in cash. Both End User Services and Software House will continue to provide software development and application management services to us. ATOS Origin has committed itself to structurally lower the cost of IT services it provides to us, under the "Total Cost of Ownership" program.

        On October 25, 2002, we terminated our Proclare joint venture agreement with AtCostPlus. Proclare offers procurement services to customers. In terminating the joint venture, we reduced our participation in Proclare from 50% to 10%. Our participation will end by June 30, 2004.

        We sold various assets in 2002, including real estate and the administration activities of our pension funds, which led to a total book profit of EUR 39 million.

Bankruptcy of KPNQwest

        In 2002, KPNQwest, in which we held a 39.9% interest, went bankrupt. KPNQwest was formed in 1999 as a joint venture with Qwest, a U.S. telecommunication company. In November 2001, we sold 10% of our interest in KPNQwest to Qwest (decreasing our interest from 44.4% to 39.9%). The deterioration of general economic conditions and the sharp price erosion in the broadband market caused significant cash flow and financing problems for KPNQwest which ultimately led to their bankruptcy. Together with other parties, we kept KPNQwest's network operational for a period of time and succeeded in migrating our customers to the networks of other operators without significant disruptions.

        Apart from operational problems, the bankruptcy of KPNQwest also had a negative impact on our divisions. Impairment charges on the net asset value of KPNQwest, IRU (Indefeasible Rights of Use) contracts, assets held for sale and inventories as well as other costs associated with settlements related to the bankruptcy of KPNQwest amounted to EUR 487 million. Due to the bankruptcy of KPNQwest, the economic outlook of our subsidiary KPN Belgium (which acted as an agent for KPNQwest in Belgium and provided IP and transmission services) deteriorated significantly and resulted in impairment charges on assets and other charges of EUR 107 million.

        After the bankruptcy of KPNQwest, we, in competition with other providers, acquired certain parts of the network of KPNQwest from the receivers, which now forms part of our unit KPN EuroRings (Business Solutions division).

Financial Restructuring KPN Mobile

        In December 2002, we restructured our Mobile activities in order to arrive at a more transparent financial structure and to strengthen the financial position of KPN Mobile. The financial restructuring consisted of various steps under which Royal KPN converted EUR 14 billion of outstanding shareholder loans into 7 billion newly issued ordinary KPN Mobile shares with a nominal value of EUR 2 per share. NTT DoCoMo, which held a 15% interest in KPN Mobile, decided not to exercise its top-up rights. This resulted in a dilution of NTT DoCoMo's share and voting interest in KPN Mobile from 15% to 2.16%.

        In addition, Royal KPN sold its EUR 2.2 billion shareholder loans in E-Plus to KPN Mobile for an amount of EUR 0.6 billion.

        Subsequently, the financial restructuring led to a capital injection in E-Plus of EUR 1.9 billion, with which E-Plus repaid its project financing in that same amount. Whether we will further re-finance E-Plus in 2003 or later has not yet been decided.

Tax consequences of the financial restructuring

        For Dutch tax purposes, KPN Mobile is a different taxpayer from Royal KPN (owner of the majority of KPN's fixed activities). In this paragraph, reference is made to these different taxpayers using the terms "KPN Mobile" and "Royal KPN" respectively.

        At present we are in discussions with the Dutch tax authorities regarding the tax consequences of the financial restructuring of KPN Mobile. In those discussions the valuation of KPN Mobile for tax purposes plays an important role, as this fiscal value will directly influence the fiscal loss that can be claimed by Royal KPN and correspondingly the fiscal gain to be recognized by KPN Mobile.

        The fiscal valuation of the 77.49% interest in E-Plus held by KPN Mobile per February 2001 is also the subject of discussion. This valuation is of relevance in determining the fiscal loss that KPN Mobile may have suffered on the loans it provided to E-Plus.

        The fiscal valuation will also determine the opening fiscal value of the assets of the German branch of KPN Mobile and thus the amortization charge deductible for Dutch tax purposes.

        If the discussions with the tax authorities ultimately do not lead to an outcome acceptable to KPN, the case could be taken to court. The outcome of a potential court case remains unpredictable and could take several years.

Tax consequences for Royal KPN

        To the extent that the fair value for tax purposes differs from the nominal value of the converted shareholder loans and the sold loans, a tax loss for 2002 will arise. Our current best estimate of such difference is approximately EUR 8 billion.

        The difference will lead to a tax loss in 2002 at Royal KPN, which will partly lead to a current tax asset through a three-year carry back facility of approximately EUR 100 million. To the extent that the losses on the loans exceed the amounts available for carry back, a deferred tax asset should be recognized and a gain recorded.

Tax consequences for KPN Mobile

        According to Dutch tax law the aforementioned conversion of shareholder loans and sale of loans, will lead to taxable gains for KPN Mobile equal to the loss at Royal KPN. To the extent that this gain is taxable and exceeds available loss compensation at KPN Mobile, a tax liability will arise and a loss recorded.

Accounting in the 2002 consolidated financial statements

        Our discussions with the tax authorities are ongoing. Consequently there are uncertainties with respect to the fiscal valuations, the consequences thereof as well as to the timing of cash flows of the tax payable and tax receivable. Accordingly we have not recognized a (deferred) tax liability or a (deferred) tax asset in our consolidated 2002 accounts in respect of the financial restructuring of the Mobile activities.

        Based on the foregoing, we expect that Royal KPN, KPN Mobile and E-Plus will not pay tax during 2003 and 2004.

Pensions

        We must fund any shortfall in our pension funds if coverage ratios (or funding level, being the ratio of the fair value of the investments of our pension funds to our pension liabilities) fall below certain thresholds. In December 2002, the Boards of our main pension funds approved funding agreements between the pension funds and us. These funding agreements, which still remain subject to final approval by the Regulatory Body for pension funds in The Netherlands (Pensioen- en Verzekeringskamer, or "PVK"), provide for the determination of and payment schedules for any shortfall in our pension funds.

        The coverage ratios of our two main pension funds, which are used in the calculation of the shortfall, amounted to 106.4% and 110.2% respectively. The estimate of the total shortfall at the end of 2002, based on the latest information available, amounts to approximately EUR 385 million. Under the current estimates and payment schedule, which aims at funding the total shortfall over a period of seven years, the obligation at year-end 2002 (leading to a cash outflow in 2003) amounts to EUR 52 million (of which EUR 24 million is reported in Fixed Networks, EUR 5 million in Mobile, EUR 8 million in Business Solutions and EUR 15 million in Other activities), which has been charged to income in 2002.

        Under the current payment schedule, and assuming market conditions and coverage ratios do not change, the difference between the actual coverage ratio and the minimum reserve level (which is derived from the strategic asset mix and expected long term interest rate and amounted to 110% at the end of 2002) has to be funded over a two-year period, while the difference between the minimum reserve level and desired coverage ratio (which is derived from the strategic asset mix and amounted to 120% at the end of 2002) has to be paid over a five year period after the first two years. Under the current calculation, an amount of EUR 52 million will have to be contributed in 2003 and in 2004 and the remaining EUR 281 million over the five year period commencing in 2005.

        It should be noted that the final calculation of the shortfall and amount to be paid will only become available in April 2003. The actual outcome of the amounts to be paid may differ from the estimates we used. Additionally, for each following year-end a new calculation will be made for determining the required payment, and taking into account the then applicable coverage. If in future years financial markets recover and the coverage ratio improves, the obligation to fund the shortfall will either decline or cease to exist. However, if share prices fall further, the shortfall could increase.

        Under US GAAP, the additional EUR 52 million pension charges were not charged to income, due to different accounting standards for pensions under US GAAP. For a discussion of this and other key differences between Dutch GAAP and US GAAP, please see the section "Information on US GAAP" in our consolidated financial statements.

Recent Developments

        On January 2, 2003, we reached a final agreement with TNO, the Dutch organization for applied scientific research, on TNO's takeover of our research activities. The research activities were part of our subsidiary KPN Valley and were transferred to a new telecommunications institute to which parts of existing TNO institutes, specialising in telecommunications and ICT, will be added. We have concluded a long-term contract with TNO, whereby TNO will conduct research activities for us in the future.

        On January 6, 2003, we completed the sale of the assets and activities of KPN Belgium (encompassing our data/IP activities in Belgium) to Scarlet Telecom. On February 24, 2003, we reached agreement with Scarlet Telecom regarding the sale of Planet Internet Belgium, our Belgian Internet Service Provider.

        On January 20, 2003, Vision Networks N.V. completed the sale of Vision Networks Tsjechië Holding B.V., the company under which our Czech cable activities were organized, to Betbari Holding, owner of TES Media. As a result, Vision Networks has now sold all its cable interests and is no longer active in the cable market.

        On February 3, 2003, we finalized our discussions with TNT Logistics, a division of TPG N.V., concerning the outsourcing of the activities of KPN Logistics. As of March 1, 2003, all employees as well as all existing contracts will be transferred to TNT Logistics Netherlands B.V., part of TNT Logistics. KPN Logistics handled all our warehousing and transport activities in The Netherlands.

        On November 14, 2002, we reached agreement with 3i Group plc and Veronis Sulher Stevenson on the sale of our wholly owned subsidiary Telefoongids Media B.V., one of the leading directory companies in The Netherlands. The transaction was completed on February 13,

2003. The shares were transferred to the new owners for a cash payment of approximately EUR 500 million.

        On February 28, 2003, we completed the sale of our 16.33% participation in UMC, the leading mobile operator in the Ukraine, to Mobile Telesystems (MTS) from Russia for the amount of USD 55 million. The purchase price of USD 55 million has been placed in escrow and will be released as soon as certain formalities have been completed. This is expected before the end of March 2003. MTS also agreed to guarantee repayment of our USD 18 million shareholders loan to UMC.

        Our subsidiary KPN Mobile received a request for GBP 150 million of shareholder funding from Hutchison 3G UK. The request relates to KPN Mobile's commitment to provide additional funding, in certain specified circumstances up to a maximum of GPB 150 million. We are reviewing the request on whether it constitutes a valid funding call. KPN Mobile will announce its response to the notice by mid-April 2003.

        In 2001, KPN Mobile and NTT DoCoMo concluded an i-mode license agreement for the use of i-mode technology and trademarks in The Netherlands and Belgium for a term of 10 years, followed by a license agreement in February 2002 between E-Plus and NTT DoCoMo. In December 2002, the shareholding of NTT DoCoMo in KPN Mobile has been diluted to 2.16% as a result of the refinancing of KPN Mobile. Pursuant to the license agreements with NTT DoCoMo, NTT DoCoMo may terminate the agreements if its shareholding in KPN Mobile falls below a level of 7.5%. If NTT DoCoMo would terminate the agreement, KPN Mobile can still use the licensed technology for a period of 3 years and the licensed trademarks for a period of 15 months. At the end of February 2003, KPN Mobile had not received a notice of termination from NTT DoCoMo.

Prospects 2003

        For the year 2003, we expect that the revenues of our core divisions will develop as follows: a growth in the range of 0% to 2% in our Fixed Networks division, a growth in the range of 5% to 10% in our Mobile division and stable revenues in our Business Solutions division.

        EBITDA is anticipated to grow by at least 5% and our profit before tax is anticipated to be more than EUR 1 billion.

        All these expectations are excluding potential exceptional items and compared to the 2002 numbers excluding exceptional items.

        Capital expenditures are anticipated to be in the range of EUR 1.6 billion and EUR 1.8 billion. Taking into account the aforementioned prospects, our free cash flow (defined as cash flow provided by operating activities after capital expenditures, interest, tax and restructuring expenses), should arrive at approximately EUR 1.5 billion and, as a result, a maximum net debt of EUR 10.5 billion at the end of 2003.

        These prospects do not include the effects of a potential decrease in the mobile terminating tariffs, that, if imposed, will result in a decrease in revenues and EBITDA.

Three-year Performance Record

        The following table presents a three-year summary of our performance:

Three-year performance record

Amounts in millions of euro	2002	2001	2000
Total operating revenues	12,784	12,859	13,511
Operating expenses	8,113	9,478	7,755

Operating profit before depreciation, amortization and impairments (EBITDA)(1)	4,671	3,381	5,756
Depreciation and impairments	2,567	2,473	2,002
Amortization and impairments	7,685	15,344	1,037
Operating profit or loss (EBIT)	-5,581	-14,436	2,717
Financial income and expense	-1,178	5,468	-906
Profit or loss before taxes	-6,759	-8,968	1,811
Taxes	-983	-11	-318
Income from participating interests	-1,700	-81	249
Group profit or loss after taxes	-9,442	-9,060	1,742
Minority interests	-100	1,565	132

Profit or loss after taxes	-9,542	-7,495	1,874

(1)
We define EBITDA as operating profit before depreciation, amortization and impairments. We believe EBITDA is a key indicator of our financial performance. EBITDA should not be regarded as an alternative to operating profit, net income, cash flows or other statements of operations or cash flows calculated in accordance with Dutch or US GAAP, nor can EBITDA be regarded as an indicator of our operations or cash position. See "EBITDA" below for further information.

Total operating revenues per division

        A three-year summary of operating revenues broken down by division is provided below:

Amounts in millions of euro	2002	2001	2000
Fixed Networks	6,632	6,500	6,371
Mobile	5,312	4,673	5,861
Business Solutions	2,047	2,068	2,075
Other activities(1)	1,264	2,148	1,879
Inter-division revenues(2)	-2,471	-2,530	-2,675

Total operating revenues	12,784	12,859	13,511

(1)
Includes supplies of products and services by our Other activities to entities outside the Group.

(2)
Includes inter-division supplies of products and services, within our three core divisions.

        In 2002, total operating revenues decreased by 0.6% to EUR 12,784 million (2001: EUR 12,859 million). Excluding exceptional items (please refer to the subsequent section "Exceptional Items" for a discussion and analysis of the exceptional items), stemming from asset disposals and the results of the termination agreement between Quam and E-Plus, total operating revenues decreased by 1.6% to EUR 12,170 million (2001: EUR 12,362 million). Total operating revenues in our core divisions increased, resulting from the full consolidation of E-Plus as of March 13, 2002, following our acquisition of the remaining 22.51% stake in E-Plus and organic growth in our Fixed Networks and Mobile divisions. This was, however, more than offset by significantly lower revenues from Other activities, primarily as a result of the sale of non-core assets, including the deconsolidation of KPNQwest as of November 30, 2001, and lower activities and sales of the other units within Other activities.

        In 2001, total operating revenues decreased by 4.8% to EUR 12,859 million (2000: EUR 13,511 million). Excluding exceptional items, total operating revenues increased by 10.8% to EUR 12,362 million in 2001 (2000: EUR 11,158 million). The underlying growth in operating revenues in 2001 was reported throughout all our core divisions, particularly in our Mobile and Fixed Networks divisions. The increase in our mobile customer base as well as the full year inclusion of the results of E-Plus (in which we acquired a 77.49% share on February 24, 2000), and higher transit volumes in Carrier Services, a business unit within our Fixed Networks division, were the major contributors to the increase in operating revenues, despite overall pressure on prices and a deterioration of market conditions in the national wholesale market.

EBITDA

        We use a non GAAP financial measure, EBITDA, as one of the key performance indicators for evaluating the financial performance of our business units, along with other factors such as capital expenditures, net working capital, cash flows provided by operating activities and free cash flow (this is also a non GAAP financial measure, which we define as cash flows provided by operating activities after capital expenditures, interest, tax and restructuring costs). We define EBITDA as operating profit before depreciation, amortization and impairments.

        We also believe that EBITDA is a key indicator of our borrowing potential as financial covenants often require compliance with EBITDA targets and targets for EBITDA ratios (such as net debt divided by EBITDA).

        Although EBITDA and free cash flow are regarded both internally and externally as important key performance indicators, EBITDA and free cash flow should not be regarded as an alternative to operating profit, net income, cash flows or other statements of operations or cash flows calculated in accordance with Dutch or US GAAP, nor can EBITDA or free cash flow be regarded as an indicator of our operating results or cash position.

        In 2002, EBITDA increased by 38.2% to EUR 4,671 million (2001: EUR 3,381 million). Excluding exceptional items (please refer to the subsequent section "Exceptional Items" for a discussion and analysis of the exceptional items), EBITDA increased by 22.0% to EUR 4,379 million (2001: EUR 3,589 million). All of our core divisions contributed to this increase in EBITDA. In our Fixed Networks and Business Solutions divisions, the increase in EBITDA reflects the effect of the cost reduction program and the reduction in our workforce. In our Mobile division, the change in strategy in 2001 with a focus on high value customers had a beneficial effect on EBITDA.

        EBITDA margin increased from 26.3% in 2001 to 36.5% in 2002. Excluding the effect of exceptional items, EBITDA margin increased from 29.0% in 2001 to 36.0% in 2002.

        In 2001, EBITDA decreased by 41.3% to EUR 3,381 million (2000: EUR 5,756 million). Excluding exceptional items, EBITDA increased by EUR 186 million to EUR 3,589 million (2000: EUR 3,403 million), due to growth in the EBITDA of the Mobile and Business Solutions divisions. This was only partly offset by a decline in our Fixed Networks division, where the increase of transit volumes and traffic volumes in general were more than offset by lower prices.

        In 2001, EBITDA margin decreased from 42.6% in 2000 to 26.3%. Excluding the effect of exceptional items, EBITDA margin decreased to 29.0% (2000: 30.5%).

Depreciation, amortization and impairments

        In 2002, depreciation, amortization and impairment charges decreased to EUR 10,252 million (2001: EUR 17,817 million). Excluding exceptional items (please refer to the subsequent section "Exceptional Items" for a discussion and analysis of the exceptional items), total depreciation and amortization charges decreased to EUR 2,764 million (2001: EUR 3,742 million). This decrease is mainly due to a decrease in regular amortization charges, which stemmed from the significant impairment charges we recognized in 2001 and 2002.

        In 2001, depreciation, amortization and impairment charges increased to EUR 17,817 million (2000: EUR 3,039 million). Excluding exceptional items, depreciation, amortization and impairments increased by EUR 703 million to EUR 3,742 million in 2001 (2000: EUR 3,039 million). This increase was attributable to higher amortization charges in E-Plus, as a result of the full year inclusion of goodwill amortization on E-Plus in 2001, as opposed to the ten months in 2000, and higher depreciation charges in our Fixed Networks and Business Solutions divisions.

Operating profit/loss (EBIT)

        The following table is a three-year summary of our operating profits/losses by division:

Segmented operating profit/loss

Amounts in millions of euro	2002	2001	2000
Fixed Networks	1,095	533	1,129
Mobile	-6,254	-14,130	1,603
Business Solutions	-100	-18	197
Other activities	-322	-821	-212

Total	-5,581	-14,436	2,717

        In 2002, our operating loss amounted to EUR 5,581 million compared to a loss of EUR 14,436 million in 2001. Excluding exceptional items (please refer to the subsequent section "Exceptional Items" for a discussion and analysis of the exceptional items), an operating loss of EUR 153 million in 2001 improved to an operating profit of EUR 1,615 million. All of our core divisions and Mobile in particular contributed to this significant increase in operating results excluding exceptional items. In addition, we incurred lower amortization charges resulting from the significant impairment charges we recognized in 2001 and 2002.

        In 2001, the operating loss amounted to EUR 14,436 million, compared to an operating profit of EUR 2,717 million in 2000. Excluding exceptional items, operating loss in 2001 amounted to EUR 153 million, compared to a profit of EUR 364 million in 2000, as the increase in EBITDA was more than offset by higher depreciation and amortization charges.

Financial income and expense

        Financial income and expense comprises the balance of our interest income and similar income and interest and similar expense. In 2002, net financial expenses, increased by EUR 6,646 million to EUR 1,178 million (2001: net financial income of EUR 5,468 million). Excluding exceptional items (please refer to the subsequent section "Exceptional Items" for a discussion and analysis of the exceptional items), net financial expenses decreased by EUR 139 million to EUR 1,178 million (2001: EUR 1,317 million). The decrease in interest expense, resulting from the decrease in our interest bearing debt, was partly offset by costs associated with the early redemptions of several loans in 2002 of approximately EUR 120 million.

        In 2001, net financial income amounted to EUR 5,468 million (2000: net financial expenses of EUR 906 million). Excluding exceptional items, net financial expenses amounted to EUR 1,317 million (2000: EUR 906 million), mainly due to the significant increase in net debt.

Tax on profit or loss

        In 2002, the tax charge on net loss before taxes and income from participating interests of EUR 6,759 million amounted to EUR 983 million, or an effective tax rate of -14.5%. The effective tax rate for the KPN Group differs substantially from the Dutch statutory tax rate of 34.5%, which is the result of KPN's fiscal structure and non-taxable gains and losses. The activities in The Netherlands generate taxable profits, which result in a tax charge on these profits. KPN Mobile is a separate fiscal unit. Within KPN Mobile, the German activities are in a loss-making position. Current tax legislation in Germany provides for an indefinite carry-forward period. However, as a result of uncertainty regarding the realization and timing of settlements of the tax losses carried forward, no deferred tax assets have been recognized for these tax losses.

        For Dutch corporate tax purposes, the German mobile activities are regarded as a "permanent establishment" or branch. As a result, the tax losses of the German branch can be offset against taxable income of the mobile activities in The Netherlands. This offsetting results in a postponement of tax payments in The Netherlands. If the German branch becomes profitable, these profits will be taxed in The Netherlands to the extent that prior tax losses have been offset ("recapture"). Therefore, this leads to a provision for deferred tax liabilities in our Balance Sheet and a (deferred) tax charge in our Statement of Income.

        In addition to the above, we waived shareholder loans to KPN Belgium and BASE in 2002 for a total of EUR 300 million resulting in a tax benefit of EUR 104 million.

        In 2001, the tax charge on the net loss before taxes and income from participating interests of EUR 8,968 million amounted to EUR 11 million. In 2001, our effective tax rate was -0.1% compared to 17.5% in 2000. This was mainly the result of non-taxable amounts, such as the release of the exchange right, and deferred tax assets on tax losses carried forward in Germany that were not fully recognized.

        For more information on the tax consequences of the financial restructuring of KPN Mobile, please refer to the section "Financial Restructuring KPN Mobile".

Income from participating interests

        In 2002, income from participating interests amounted to a loss of EUR 1,700 million compared to a loss of EUR 81 million in 2001. Excluding exceptional items (please refer to the subsequent section "Exceptional Items" for a discussion and analysis of the exceptional items), which primarily related to the write down to expected net realizable value of Hutchison 3G UK and Ceský Telecom and the full write off of KPNQwest, income from participating interests amounted to a loss of EUR 108 million compared to a profit of EUR 23 million in 2001, reflecting the inclusion of the operating losses of KPNQwest as from November 30, 2001.

        In 2001, our share in net loss from participating interests amounted to EUR 81 million (2000: a profit of EUR 249 million). Excluding exceptional items, income from participating interests amounted to EUR 23 million in 2001 compared to EUR 102 million in 2000. Our share in the net loss over December 2001 of KPNQwest was included in income from participating interests (EUR 21 million), following the sale of 10% of our share in KPNQwest on November 30, 2001, as well as a decrease in earnings from our interests in Ceský Telecom, our satellite interests and Infonet.

Minority interests

        In 2002, the minority interests amounted to EUR 100 million negative. Because of the loss of KPN Mobile in 2001 exceeded the shareholders' equity of KPN Mobile, only EUR 1,555 million of KPN Mobile's results could be attributed to NTT DoCoMo. In 2002, we converted EUR 14 billion of the outstanding shareholder loans to KPN Mobile into equity. As NTT DoCoMo decided not to make use of their anti-dilution rights, this resulted in a dilution of NTT DoCoMo's interest in KPN Mobile from 15% to 2.16% and to a loss for KPN of EUR 104 million relating to NTT DoCoMo's minority interest in KPN Mobile.

        In 2001, the minority interests amounted to EUR 1,565 million and represented NTT DoCoMo's share in the significant loss that KPN Mobile incurred in 2001. In 2000, the minority interests amounted to EUR 132 million negative.

Profit or loss after taxes

        In 2002, loss after taxes and minority interests amounted to EUR 9,542 million compared to a loss after taxes and minority interests of EUR 7,495 million in 2001 (2000: a profit after taxes and minority interests of EUR 1,874 million). Excluding exceptional items (please refer to the subsequent section "Exceptional Items" for a discussion and analysis of the exceptional items), loss after taxes amounted to EUR 163 million (2001: a loss of EUR 1,410 million; 2000: a loss of EUR 626 million).

Exceptional items

        Various exceptional items affected our results for 2002, 2001 and 2000. We define exceptional items as those gains or losses that, in the view of management, are not directly related to our continuing business operations or distort the analysis of our underlying financial performance, measured in terms of operating revenues, EBITDA, operating profit and net results, either due to the materiality of the amounts involved or the likelihood that such an event will recur in the near future. It should be noted that operating revenues, EBITDA, operating profit and net results excluding exceptional items cannot be considered to be financial measures under Dutch or US GAAP. In the past, we have defined the following events as an exceptional item:

  •
  Impairment charges and other substantial write-downs on the value of our assets, including goodwill and other intangible fixed assets.

  •
  Restructuring charges.

  •
  Gains or losses on the disposal of group companies, associates and other assets and/or activities.

        The exceptional items in the years under review and the reconciliation of reported results to results excluding exceptional items, are outlined in the tables below.

Exceptional items 2002

Amounts in millions of euro	Total	Fixed Networks	Mobile	Business Solutions	Other
Book profit on sale of Pannon GSM	335	—	335	—	—
Settlement of Indonesian intermediate holding companies of Telkomsel	30	—	30	—	—
Termination roaming agreement Quam	210	—	210	—	—
Book profit on various asset sales	39	—	—	—	39

Total impact on operating revenues	614	—	575	—	39
Capital tax on conversion shareholder loans	-77	—	-77	—	—
Write-down of assets held for sale and inventories	-53	—	—	-53	—
Provision for settlement and related issues KPNQwest and charges related to KPN Belgium	-47	—	—	-47	—
Book loss on sale of KPN Netwerk Bouw	-68	—	—	—	-68
Restructuring charges:
• Release of 2001 restructuring provision	53	36	2	5	10
• Addition to the restructuring provision	-130	-32	—	-6	-92

Total impact on EBITDA	292	4	500	-101	-111
Impairment charges	-7,488	-34	-7,264	-153	-37

Total impact on EBIT	-7,196	-30	-6,764	-254	-148

Taxation:
Valuation allowance deferred tax assets E-Plus and BASE	-606
Tax effect on exceptional items	119
Income from participating interests:
Adjustment to expected net realizable value Hutchison 3G UK	-1,166
Adjustment to expected net realizable value Ceský Telecom	-156
Impairment net asset value KPNQwest	-270
Minority interests:
Effect on NTT DoCoMo's minority interest after conversion of shareholder loans	-104

Total impact on profit/(loss) after taxes	-9,379

Operating revenues 2002
Reported	12,784	6,632	5,312	2,047	1,264
Exceptional items	614	—	575	—	39
Excluding exceptional items	12,170	6,632	4,737	2,047	1,225
EBITDA 2002
Reported	4,671	1,969	2,113	658	-69
Exceptional items	292	4	500	-101	-111
Excluding exceptional items	4,379	1,965	1,613	759	42
EBIT 2002
Reported	-5,581	1,095	-6,254	-100	-322
Exceptional items	-7,196	-30	-6,764	-254	-148
Excluding exceptional items	1,615	1,125	510	154	-174
Profit or loss after taxes 2002
Reported	-9,542
Exceptional items	-9,379
Excluding exceptional items	-163

        Exceptional items in the full year 2002 resulted in a net charge to income of EUR 9,379 million.

        Other operating revenues included the effect of the sale of Pannon GSM for EUR 335 million (Mobile) and the settlement of the Indonesian intermediate holding companies that held the interest in Telkomsel, which was sold in 2001, resulting in a gain of EUR 30 million (Mobile). In addition, E-Plus reported an exceptional gain of EUR 210 million relating to the effects of the termination of the agreements regarding national roaming and the joint roll out of the UMTS network with Quam. Total book profit on various asset sales, including real estate, amounted to EUR 39 million (Other activities).

        Operating expenses included the capital tax charge of EUR 77 million that resulted from the conversion of EUR 14 billion of our outstanding shareholder loans to KPN Mobile into equity. The bankruptcy of KPNQwest led to the write-down of certain assets held for sale and inventories as well as costs related to the settlement of various issues amounting to a total of EUR 100 million. In 2002, we sold 55% of our interest in our unit KPN Netwerk Bouw and recorded a book loss on the sale of EUR 68 million (Other activities).

        The net addition to the restructuring provision amounted to EUR 77 million, consisting of restructuring charges of EUR 77 million for the costs associated with the reduction of 1,100 employees involved, and a restructuring charge of EUR 53 million for the costs associated with the significant reduction in office space such as termination fees and penalties for rental contracts. This was offset by the release of EUR 53 million from the restructuring provision that was recognized in 2001, primarily due to the fact that approximately 1,000 redundant employees found a new job within our company, as a result of higher than anticipated natural attrition rates.

        Depreciation and amortization and impairments included impairment charges of EUR 7,488 million which relate to the impairments on the goodwill of E-Plus and BASE of EUR 1,852 million, the UMTS license of E-Plus and UMTS/GSM licenses of BASE totaling EUR 5,412 million, the goodwill on KPNQwest of EUR 31 million, the fixed assets we acquired from KPNQwest of EUR 93 million and on certain fixed assets of KPN Belgium of EUR 100 million.

        Exceptional items included in the taxation charge included the effect of the write down of the deferred tax assets of E-Plus and BASE of EUR 606 million, and the tax benefit on taxable exceptional items amounted to EUR 119 million.

        Income from participating interests included exceptional charges of EUR 156 million and EUR 1,166 million following the write down to net realizable value of our participations in Ceský Telecom and Hutchison 3G UK respectively, and the write off to nil of the net asset value of our interest in KPNQwest amounting to EUR 270 million.

        Because the loss of KPN Mobile in 2001 exceeded the shareholders' equity of KPN Mobile, only EUR 1,555 million of KPN Mobile's results could be attributed to NTT DoCoMo. In 2002, we converted EUR 14 billion of outstanding shareholder loans to KPN Mobile into equity. As NTT DoCoMo decided not to make use of their anti-dilution rights, this resulted in a dilution of NTT DoCoMo's interest in KPN Mobile from 15% to 2.16% and to a loss for KPN of EUR 104 million relating to NTT DoCoMo's minority interest in KPN Mobile, which was included under minority interests.

Exceptional items 2001

Amounts in millions of euro	Total	Fixed Networks	Mobile	Business Solutions	Other
Book profit on the sale of 10% of our share in KPNQwest	51	—	—	—	51
Sale of non-core assets:
• KPN Datacenter	59	—	—	—	59
• Real estate	41	—	—	—	41
• Telkomsel	346	—	346	—	—

Total impact on operating revenues	497	—	346	—	151

Restructuring charges	-705	-292	-18	-69	-326

Total impact on EBITDA	-208	-292	328	-69	-175

Impairments	-14,075	—	-13,836	—	-239

Total impact on EBIT	-14,283	-292	-13,508	-69	-414

Financial income/(expense):
Release exchange right	6,848
Mark-to-market adjustment of eircom/Eircell	-63
Taxation:
Tax effect on exceptional items	202
Income from participating interests:
Adjustment to expected net realizable value Hutchison 3G UK	-104
Minority interests:
NTT DoCoMo's share in net loss of KPN Mobile	1,315

Total impact on profit/(loss) after taxes	-6,085

Amounts in millions of euro
Operating revenues 2001
Reported	12,859	6,500	4,673	2,068	2,148
Exceptional items	497	—	346	—	151
Excluding exceptional items	12,362	6,500	4,327	2,068	1,997
EBITDA 2001
Reported	3,381	1,473	1,487	547	-126
Exceptional items	-208	-292	328	-69	-175
Excluding exceptional items	3,589	1,765	1,159	616	49
EBIT 2001
Reported	-14,436	533	-14,130	-18	-821
Exceptional items	-14,283	-292	-13,508	-69	-414
Excluding exceptional items	-153	825	-622	51	-407
Profit or loss after taxes 2001
Reported	-7,495
Exceptional items	-6,085
Excluding exceptional items	-1,410

        Operating revenues included exceptional gains of EUR 497 million related to the sale of non-core assets and other asset disposals.

        Included in operating expenses were restructuring charges of EUR 676 million following the reduction of up to a maximum of 5,280 employees in The Netherlands as well as a EUR 29 million restructuring charge for the termination of the activities of Planet Internet Germany.

        Goodwill impairments in 2001 totaled EUR 14,075 million and relate to E-Plus (EUR 13,701 million), Hutchison 3G UK (EUR 135 million), PanTel (EUR 57 million), and Ceský Telecom (EUR 182 million).

        Financial income in 2001 included the release of BellSouth's exchange right (EUR 6,848 million, being the difference between the fair value of the 22.51% share in E-Plus at the date of exchange and the fair value of the shares that were issued to BellSouth) and the mark-to-market adjustment of our interests in eircom/Eircell of EUR 63 million.

        Income from participating interests included the write down of EUR 104 million on our stake in Hutchison 3G UK.

        The tax relief on exceptional items amounted to EUR 202 million. The profit of EUR 1,315 million reported under minority interest represents NTT DoCoMo's share in the impairment charges of KPN Mobile.

Exceptional items 2000

Amounts in millions of euro	Total	Fixed Networks	Mobile	Business Solutions	Other
Acquisition of 15% interest in KPN Mobile by NTT DoCoMo	2,312	—	2,312	—	—
Public offering SNT	20	20	—	—	—
Infonet over-allotment option	21	—	—	—	21

Total impact on operating revenues	2,353	20	2,312	—	21

Operating expenses before depreciation, amortization and impairments	—	—	—	—	—

Total impact on EBITDA	2,353	20	2,312	—	21

Impairments	—	—	—	—	—
Total impact on EBIT	2,353	20	2,312	—	21

Income from participating interests:
Sale of Arcor and indirect interest in D-Plus	147

Total impact on profit after tax	2,500

Amounts in millions of euro
Operating revenues 2000
Reported	13,511	6,371	5,861	2,075	1,879
Exceptional items	2,353	20	2,312	—	21
Excluding exceptional items	11,158	6,351	3,549	2,075	1,858
EBITDA 2000
Reported	5,756	1,969	2,972	687	128
Exceptional items	2,353	20	2,312	—	21
Excluding exceptional items	3,403	1,949	660	687	107
EBIT 2000
Reported	2,717	1,129	1,603	197	— 212
Exceptional items	2,353	20	2,312	—	21
Excluding exceptional items	364	1,109	— 709	197	— 233
Profit or loss after taxes 2000
Reported	1,874
Exceptional items	2,500
Excluding exceptional items	-626

        Operating revenues in 2000 included the effects of the acquisition of a 15% interest in KPN Mobile by NTT DoCoMo as well as the dilution profits resulting from the Infonet over-allotment option and public offering of SNT. Income from participating interest included gains, which resulted from the winding up of the Unisource activities.

Fixed Networks division

        The table below sets forth a three-year summary of developments in our Fixed Networks division:

Amounts in millions in euro	2002	2001	2000
Fixed Telephony:
• One-off connection fees and subscriptions	1,575	1,571	1,593
• Traffic fees	2,222	2,319	2,391

Total Fixed Telephony	3,797	3,890	3,984
Carrier Services	2,687	2,716	2,554
Other units	1,593	1,527	1,507
Inter-division supplies(1)	-1,496	-1,672	-1,721

Total net sales	6,581	6,461	6,324
Own work capitalized/other operating revenues	51	39	47

Total operating revenues	6,632	6,500	6,371

Cost of materials	55	71	67
Costs of work contracted out and other external expenses	1,876	1,931	1,681
Salaries and social security contributions	839	765	658
Other operating expenses	229	382	136
Inter-division settlements	1,664	1,878	1,860

Total operating expenses before depreciation, amortization and impairments	4,663	5,027	4,402

EBITDA	1,969	1,473	1,969
Depreciation and impairments	848	926	824
Amortization and impairments	26	14	16

Operating profit or loss (EBIT)	1,095	533	1,129

(1)
This item relates to net sales generated within the Fixed Networks division.

        Our Fixed Networks division consists of: Fixed Telephony, Carrier Services and other units, consisting of CIMS, our Fixed Network Operator, our fully consolidated 50.78% interest in SNT, the customer contact company, and certain other activities such as Internet and external distribution channels and our customer equipment installation and service provider.

Sources of revenues

Fixed Telephony

        This business unit acts in the retail market and provides analog (PSTN) and digital-line (ISDN) access services on the Dutch fixed network, local, national and international telephone services and call services to mobile and internet operators for both the Dutch residential and business markets. Our network connects approximately 90% of the total households in The Netherlands. Net sales are generated by:

One-off connection fees and subscriptions

        Most of our customers pay their fees for subscription to the public switched telephone network or PSTN (primarily analog) and ISDN (digital) channels on a bimonthly basis. Total net sales from connections, for which we charge a one-off connection fee, and subscriptions depend on the number of new connections and subscriber lines, the percentage of "do-it-yourself"

packages (which have lower fees), the mix of the customer base (fees for digital lines are higher than for analog lines) and fees charged for our services. Our fees for both analog and digital services are subject to the price-cap formulas stipulated by OPTA, the Dutch regulatory body for the telecommunications industry.

Traffic fees

        Traffic fees with respect to the fixed switched telephone network are based on the number of seconds spent on the network, increased by a fixed call set-up charge. Rates depend on the distance between callers, time of day and day of the week. Traffic fees are subject to the price-cap formulas stipulated by OPTA. In 2002, certain activities such as number enquiries were transferred from Other Activities to our Fixed Telephony business unit.

Carrier Services

        This business unit acts on the wholesale market and provides national and international wholesale network access services and integrated wholesale transmission services to other national and international telecommunications companies. Net sales are generated by:

National wholesale services

        We render these services to other telecommunications companies. Services include terminating services (e.g. mobile-fixed traffic terminating on our network), originating services (e.g. carrier select and carrier preselect services, premium rate numbers with 0800/0900 prefix and originating Internet services with the 0676 prefix) and transit services (e.g. mobile-mobile traffic handled through our network). Net sales for these services are primarily based on time spent on our network. Most wholesale tariffs are subject to regulatory approval by OPTA.

International wholesale services

        These services include international voice transmission handling through our network and transit through our network of international calls from one foreign network to the other (voice hubbing). Rates for these services are based on time spent on our international network. Most of these services are routed through the European voice platform developed by us, which utilizes transmission services supplied by KPN EuroRings.

Local loop services

        These services include End User Access Services (such as Main Distribution Frame ("MDF") Access Services) and MDF Co-location (the provision of space and technical facilities on our premises in our connection framework). Net sales consist of MDF Access lines sold, monthly rental fees and initial fees paid for MDF Access and Co-location. Other transmission services are to a large extent internal sales to the Fixed Telephony business unit as well as other telecommunications companies which are charged for fixed monthly fees per line or the time spent on our local loop network.

Consumer Internet and Media Services ("CIMS")

        This business unit comprises Internet Service Providers ("ISPs"), commercial portals and portal enabling services (i.e., services for ICM portals and third party portals).

Consumer ISP services

        These include Internet portal services and Internet content. Net sales from ISP services are based on monthly subscription fees, shares in telephone usage revenues and online advertising income.

Portals

        These include our communities and portals, which are directed at specific groups and/or market segments. Net sales are based on monthly subscription fees, share in telephone usage revenues, online advertising income and long-term service contracts.

Portal enabling services

        These include services for ICM portals and third party portals. These consist amongst others of special-rate services for en-masse calling campaigns, for which the net sales are based on call time and number of calls.

SNT (customer contact services)

        SNT offers inbound and outbound call services and e-mail handling services, as well as sales support services and directory assistance. Net sales are generated from rates per call handled, call time and/or number of calls.

Fixed Network Operator

        Our Fixed Network Operator primarily generates internal revenues. Revenues are derived from internal servicing and maintenance contracts.

Operating expenses

        Principal operating expenses before depreciation, amortization and impairments in the Fixed Networks division consist of the following:

Costs of work contracted out and other external expenses

        These include costs of network maintenance by third parties and payments to other operators such as interconnection charges.

Salaries and social security contributions

        These include all expenses in employment of all units within our Fixed Networks division.

Other operating expenses

        These include selling and marketing expenses; and

Inter-division settlements

        These include amounts charged by the other two core divisions and the Other activities for products and services provided to our Fixed Networks division.

Major developments in 2002

        In 2002, total operating revenues of the Fixed Networks division increased by 2.0% to EUR 6,632 million (2001: EUR 6,500 million; 2000: EUR 6,371 million), contributing 52% to our total consolidated revenues (2001: 51%; 2000: 47%). In 2002, EBITDA increased by 33.7% to EUR 1,969 million (2001: EUR 1,473 million; 2000: EUR 1,969 million). Exceptional items affecting EBITDA in 2002 amounted to a net credit of EUR 4 million, consisting of a restructuring charge of EUR 32 million for additional redundancies in our Fixed Network Operator unit, CIMS and our external distribution channel. This was more than offset by the release of EUR 36 million from the restructuring provision we set up in 2001 due to the fact that a significant number of redundant employees found another job within the company. In 2001, total exceptional items amounted to a charge of EUR 292 million and mainly related to the restructuring provision we set up in that year. Exceptional items in 2000 amounted to a gain of EUR 20 million and related to the dilution profit on the public offering of SNT. Our EBITDA in 2002, excluding exceptional items, increased by 11.3% to EUR 1,965 million (2001: EUR 1,765 million, 2000: EUR 1,949 million). The decline in EBITDA that we experienced in past years was reversed and demonstrates the success of the cost reduction and restructuring program. In 2001, we also faced deterioration in the wholesale market, where the total number of operators decreased, as a number of operators went bankrupt.

        The substantial growth rate in traffic we experienced up until the year 2000, which was mainly driven by the increase in Internet usage, decreased to a modest growth rate in 2001 and 2002. Despite a number of adverse developments, such as the OPTA stipulation in 2001 to increase the difference between our wholesale and retail tariffs, further reductions in wholesale tariffs, the increased penetration of broadband (ADSL), fixed-for-mobile substitution, the introduction of local Carrier PreSelect, which allows customers to choose their own carrier for local traffic, our market shares remain at satisfying levels and total traffic volumes of our Fixed Networks division showed a modest increase.

        In September 2001, our Carrier Services business unit introduced wholesale Internet-originating services. Under this model, the ISP customers use the "0676"-prefix to dial in to our network and the ISPs can establish a direct billing relationship with their own customers by charging their customers for their Internet usage. The advantages for ISPs are evident: each ISP can now develop its own market and pricing strategy and provide value added services directly to their customers.

        At the end of 2001, we started migrating the customers of our ISP "Het Net" from free Internet services to paid Internet services. This process was finalized in 2002, and did not lead to a significant loss of customers.

        In the retail market (Fixed Telephony), the business market is gradually changing and competition is increasing. Apart from the ongoing increase in market share of Carrier (Pre) Select operators, cable telephony, mobile-only solutions and ISDN-like offerings by competitors (based on Voice-over-DSL concepts) are gaining market share in the consumer and business markets. This led to a decrease in domestic local and long distance traffic volumes. Additionally, the introduction of Internet-originating services by our Carrier Services business unit, led to a decrease in Internet traffic volumes in our Fixed Telephony business unit. This loss of traffic volumes is offset by an increase in wholesale traffic volumes in our Carrier Services business unit, which in general has lower margins, and an increase in the traffic volumes our own ISPs charge to their customers for their Internet usage.

        The following table shows the developments of the total traffic volumes of our Fixed Networks division:

In billions of minutes	2002	2001	2000
Fixed Telephony:
Domestic local	17.30	19.40	20.78
Domestic long distance	9.64	10.56	11.19
Internet-related traffic	19.43	25.30	20.67
Fixed-to-mobile	2.62	2.53	2.23
International	1.28	1.33	1.29

Total traffic volumes Fixed Telephony	50.27	59.12	56.16
Carrier Services:
Terminating	10.34	8.40	7.38
Originating voice	8.79	7.00	5.53
Originating Internet	6.42	0.40	—
Transit	5.58	5.40	4.43
International	6.19	6.00	5.18

Total traffic volumes Carrier Services	37.32	27.20	22.52
Other/Intercompany traffic within the division(1)	-1.27	-1.27	-1.29

Total traffic volumes	86.32	85.05	77.39

(1)
Other/Intercompany traffic within the division is related to international retail minutes Fixed Telephony, which are handled by Carrier Services and charged to Fixed Telephony as international wholesale minutes.

Net sales

Fixed Telephony

        In 2002, total net sales of Fixed Telephony decreased by 2.4% to EUR 3,797 million (2001: EUR 3,890 million; 2000: EUR 3,984 million). One-off connection fees and subscriptions accounted for approximately 41% of total Fixed Telephony net sales in the three years under review, while the remainder was attributable to traffic fees.

One-off connection fees and subscriptions

        In 2002, net sales from one-off connection fees and subscriptions increased slightly by 0.3% to EUR 1,575 million (2001: EUR 1,571 million). This resulted from the increase in subscription fees with effect from August 1, 2002 by approximately 4.5% and an improvement in the PSTN/ISDN mix resulting from customer upgrades from analog (PSTN) to digital (ISDN) lines. Subscription fees for ISDN are generally higher than PSTN subscription fees. This was offset by a decrease in the number of connections resulting from increased competition such as mobile only solutions, cable telephone and ISDN-like offerings for small and medium enterprises by competitors.

        In 2001, net sales from one-off connection fees and subscriptions decreased by 1.4% to EUR 1,571 million (2000: EUR 1,593 million), resulting from a substitution of analog PSTN lines for digital ISDN lines and lower revenues due to the introduction of "ISDN do-it-yourself packages".

        The following table shows the number of connections to our network at year-end 2002, 2001 and 2000:

Number of connections

X 1,000 as of December 31,	2002	2001	2000
PSTN (analog) connections	6,316	6,569	6,915
ISDN (digital) connections	1,536	1,416	1,185
Total number of connections	7,852	7,985	8,100
ISDN (digital) basic access lines (2 channels per connection)	1,514	1,395	1,164
ISDN (digital) primary access lines (30 channels per connection)	22	21	21

        During 2002, the number of PSTN channels decreased by 3.9% to 6.3 million as at December 31, 2002 (December 31, 2001: 6.6 million). This was due mainly to customers switching from analog to digital lines, as well as to fixed-for-mobile substitution. During 2002, the number of ISDN basic and primary access lines increased by approximately 8.5% to 1.5 million as at December 31, 2002 (December 31, 2001: 1.4 million).

        During 2001, the number of PSTN channels decreased by 5.0% to 6.6 million as at December 31, 2001 (December 31, 2000: 6.9 million). Conversely, the number of ISDN basic and primary access lines rose by approximately 19.5% to 1.4 million at December 31, 2001 (December 31, 2000: 1.2 million).

Traffic fees

        In 2002, total traffic fees decreased by 4.2% to EUR 2,222 million (2001: EUR 2,319 million). The main reason for this decrease was a reduction in traffic volumes despite an increase in average traffic revenues per minute. Total traffic volumes dropped from 59.12 billion minutes in 2001 to 50.27 billion minutes in 2002, most notably in Internet-related traffic (a decrease of 23.2%) and domestic traffic (a decrease of 10.1%), stemming from the introduction of Internet-originating services by our Carrier Services unit and local Carrier (Pre)Select, the ongoing competition from Carrier (Pre)Select operators in the domestic market, increased broadband penetration and mobile-for-fixed substitution. As discussed above, the introduction of new wholesale services by our Carrier Services unit, led to a shift from retail to wholesale volumes. With effect from August 1, 2002 we increased our retail domestic tariffs and call set up charges by a maximum of 4.5%. Further, average international revenues increased due to a more favorable mix in destinations.

        In 2001, traffic fees dropped slightly by 3.0% to EUR 2,319 million (2000: EUR 2,391 million). Despite higher traffic volumes, resulting from an increase in Internet-related traffic and fixed-to-mobile calls, lower overall call rates more than offset the increase in total traffic volumes. Internet-related traffic in general generates lower revenues per call as traffic is concentrated in off-peak hours and the average local call rates are lower. The competitive factors described above also contributed to the decrease in domestic traffic volumes. The growth rate in Internet-related traffic slowed down in 2001, due to the stabilization of demand and the introduction of 0676 Internet dial-in services in September 2001.

        The following graph shows the relative breakdown of revenues by domestic calls, Internet-related traffic, fixed-to-mobile traffic and international calls for 2002, 2001 and 2000:

Revenues from calls

As a % of total net sales	2002	2001	2000
Domestic calls (excluding Internet)	42	45	50
Internet-related traffic	18	18	14
Fixed-to-mobile calls	29	27	25
International calls	11	10	11

        A three-year summary of developments in number of calls, call duration and rates is provided in the table below:

Number of calls, call duration and rates

	2002	2001	2000
Total number of calls (in millions)	11,827	13,416	13,480
Average call duration (in seconds)	272	277	250
Local rate (EUR/minute)	0.023	0.022	0.024
Domestic long-distance rate (EUR/minute)	0.040	0.039	0.041
Fixed-to-mobile rate (EUR/minute)	0.250	0.239	0.235
International rate (EUR/minute)	0.193	0.168	0.175

        Total number of calls in 2002 decreased by 11.8% to 11.8 billion (2001: 13.4 billion) as a result of the aforementioned factors. The decrease in Internet traffic was also reflected in the decrease in the average call duration from 277 seconds in 2001 to 272 seconds in 2002, as Internet calls generally last longer than voice calls. Average rates increased slightly resulting from the increase in domestic tariffs with a maximum of 4.5% as of August 1, 2002.

        The number of calls in 2001 declined slightly compared to 2000. In 2001, the average call duration increased to 277 seconds (2000: 250 seconds), reflecting the increase in Internet-related traffic. During 2001, we were requested by OPTA to increase the difference between our wholesale and end-user tariffs. This led to a new tariff structure for local calls, whereby we reduced the call set-up charge and increased the price per minute.

Carrier Services

        In 2002, net sales from our Carrier Services business unit decreased by 1.1% to EUR 2,687 million (2001: EUR 2,716 million). Although traffic volumes in all traffic categories increased substantially, due to the introduction of Internet-originating services and local Carrier (Pre)Select, net sales suffered heavily from price decreases which were partly stipulated by OPTA, for originating voice services (Carrier (Pre)Select) with effect from July 1, 2001 and July 1, 2002 and for Terminating services with effect from July 1, 2001 and September 1, 2002. Lower revenues of local loop services further contributed to this decrease.

        Total traffic volumes (including international) in 2002 increased by 37.2% to 37.32 billion minutes (2001: 27.20 billion minutes), mainly resulting from the introduction of Internet- originating services (up 6.0 billion minutes) as of September 1, 2001 and the introduction of local Carrier (Pre)Select in August 2002. The introduction of local Carrier (Pre)Select has a positive effect on both originating and terminating volumes as traffic of Carrier (Pre)Select operators usually terminates at our network. Transit and international volumes remained relatively stable.

        Net sales from local loop services decreased, in particular due to lower sales and price decreases in 2001 and 2002 for MDF access and MDF collocation.

        In 2001, net sales from our Carrier Services business unit rose by 6.3% to EUR 2,716 million (2000: EUR 2,554 million). This increase was driven primarily by volume increases in transit services with a relatively low margin, partially offset by the effects of the wholesale tariff cuts stipulated by OPTA.

        In 2001, airtime usage, including international traffic, increased by 20.8% to 27.20 billion minutes (2000: 22.52 billion minutes), due to our Carrier (Pre) Select services as well as to the introduction of Internet-originating services (0676 Internet dial in-services) in 2001. This increase was further strengthened by increases in terminating services, reflecting the increased use of mobile telephones, and transit services, due to the rise in mobile-to-mobile calls through our network. International traffic net sales remained fairly stable, where higher volumes were almost wholly offset by lower tariffs.

        Net sales from local loop services increased in 2001, resulting from the introduction of our MDF-Access and Co-location services in the second half of 2000.

Other units within Fixed Networks

        Net sales of other units within our Fixed Networks division in 2002 increased by 4.3% to EUR 1,593 million (2001: EUR 1,527 million). There were a number of offsetting effects affecting net sales in 2002. CIMS and SNT reported an increase in net sales of EUR 207 million in total, due to the effects of a larger subscriber base, the termination of free Internet provision of our ISP "Het Net", the introduction of the Internet-originating model, and the acquisitions made by SNT in France and Scandinavia in 2002 as well as a higher level of activities of SNT. This increase was, however, in part offset by lower revenues of our Fixed Network Operator, which demonstrates the successful cost reduction programs as this unit primarily provides services to our other units.

        In 2001, net sales of other units within our Fixed Networks division increased by 1.3% to EUR 1,527 million (2000: EUR 1,507 million). Increases in net sales of CIMS and SNT, our customer contact services, were only partially offset by a decrease in revenues of our Fixed Network Operator.

Operating expenses before depreciation, amortization and impairments

        In 2002, operating expenses before depreciation, amortization and impairments decreased by 7.2% to EUR 4,663 million (2001: EUR 5,027 million). Excluding exceptional items amounting to a net credit to income of EUR 4 million in 2002 and a charge of EUR 292 million in 2001, operating expenses before depreciation, amortization and impairments decreased by 1.4% to EUR 4,667 million (2001: EUR 4,735 million). By comparison, net sales of our Fixed Networks division, increased by 1.9%.

        The decrease in operating expenses reflects the success of the cost reduction program, which started in the second half of 2001. The majority of units reported lower salaries and social contribution costs resulting from the significant personnel reduction. This was offset in part by an increase in salaries and social contribution costs at SNT, due to acquisitions completed in 2001, and an extra pension charge of EUR 24 million to fund the shortfall in our pension funds. In addition, our Fixed Network Operator and other units realized significant cost savings, which resulted in a substantial reduction of total external operating costs. Total costs of work contracted out and other expenses, costs of materials and other operating expenses, excluding exceptional items, increased by EUR 68 million, as a result of higher purchase costs for interconnection, transit services for national and international traffic and transmission with other telecommunication companies, following the increase in volumes at Carrier Services.

        In 2001, operating expenses before depreciation, amortization and impairments increased by 14.2% to EUR 5,027 million (2000: EUR 4,402 million). Excluding exceptional items of EUR 292 million relating to restructuring charges, operating expenses before depreciation, amortization and impairments increased by 7.6% to EUR 4,735 million (2000: EUR 4,402 million). This was largely attributable to higher purchase costs for interconnection, transit for national and international traffic and transmission with other telecommunication companies, following the increase in volumes. In addition, our ISPs incurred higher marketing expenses for the introduction of ADSL. These increases were partly offset by successful cost-cutting measures for network maintenance and control operations as well as for distribution and marketing activities.

EBITDA

        In 2002, our EBITDA increased by 33.7% to EUR 1,969 million (2001: EUR 1,473 million, 2000: EUR 1,969 million). Excluding exceptional items, EBITDA increased by 11.3% to EUR 1,965 million (2001: EUR 1,765 million; 2000: EUR 1,949 million).

        In 2002, our EBITDA margin increased from 22.7% in 2001 to 29.7%. Excluding exceptional items, our EBITDA margin increased to 29.6% compared to 27.2% in 2001. The primary reasons for the increase compared to 2001, was the result of the significant cost savings accomplished by almost all of the units within our Fixed Networks division further strengthened by the increases in retail tariffs in the second half of 2002 within Fixed Telephony, which was only partly offset by lower wholesale tariffs in Carrier Services and the extra pension charge due to the funding of the shortfall in our pension funds.

        In 2001, our EBITDA margin decreased from 30.9% in 2000 to 22.7%. Excluding exceptional items, our EBITDA margin decreased from 30.7% in 2000 to 27.2% in 2001. The decrease in EBITDA margin in 2001 compared to 2000 reflected the increase in Internet traffic in Fixed Telephony and an increase in transit traffic by Carrier Services, both of which generate lower margins, as well as the decrease in our wholesale tariffs as stipulated by OPTA.

Depreciation, amortization and impairments

        Depreciation, amortization and impairments include the depreciation and amortization of tangible and intangible fixed assets. In 2002, total depreciation, amortization and impairment charges for property, plant and equipment, and intangible fixed assets in our Fixed Networks division amounted to EUR 874 million, and excluding exceptional items EUR 840 million (2001: EUR 940 million). The decrease in regular depreciation and amortization charges stemmed from the capital expenditure reduction program, which was implemented in 2001.

        In 2001, total depreciation, amortization and impairments amounted to EUR 940 million (2000: EUR 840 million).

Operating profit/loss (EBIT)

        In 2002, operating profit in our Fixed Networks division increased by 105.4% to EUR 1,095 million (2001: EUR 533 million, 2000: EUR 1,129 million). Excluding exceptional items, operating profit increased by 36.4% to EUR 1,125 million compared to EUR 825 million in 2001 and EUR 1,109 million in 2000. The downward trend we were experiencing in EBITDA and EBIT in the past years resulting primarily from the deterioration, in the wholesale telecommunications market was reversed in 2002 as a result of successful cost reduction programs.

Mobile division

        The table below sets forth a three-year summary of developments in our Mobile division:

Amounts in millions of euro	2002	2001	2000
Total net sales	4,506	4,104	3,404
Own work capitalized	123	141	92
Other operating revenues(1)	683	428	2,365

Total operating revenues	5,312	4,673	5,861

Cost of materials	515	638	720
Costs of work contracted out and other external expenses	1,383	1,290	1,117
Salaries and social security contributions	391	378	254
Other operating expenses	365	373	322
Inter-division settlements	545	507	476

Total operating expenses before depreciation, amortization and impairments	3,199	3,186	2,889

EBITDA	2,113	1,487	2,972
Depreciation and impairments	768	615	436
Amortization and impairments	7,599	15,002	933

Operating profit or loss (EBIT)	-6,254	-14,130	1,603

(1)
Other operating revenues in 2000 included the effect of NTT DoCoMo's acquisition of a 15% interest in KPN Mobile of EUR 2,312 million.

Sources of revenues

        Mobile generates revenues primarily from the sale and provision of mobile telecommunications services, the majority of which consists of traffic fees.

        Our principal sources of net sales are:

        * Traffic fees. These fees are based on the actual time usage of the connection. Airtime rates vary depending on the customer's service package (e.g., pre-paid or post-paid) and on the destination and time of the call. Traffic fees include:

  •
  Termination fees. These are fees charged to other telecommunications companies for calls originating on their networks and terminating on our networks.

  •
  Roaming fees. These are fees received from other network operators for their clients' calls placed on our networks.

  •
  Value-added service fees. These are fees for our value-added mobile voice and data services such as i-mode, including messaging services such as Short Message Service (SMS), voice mail and information services.

  •
  Traffic bundles, which are offered in combination with a subscription or in combination with a pre-paid package.

        * Fixed monthly subscription fees.    These fees are billed monthly to our post-pay contract customers for access to our network, irrespective of their actual airtime usage.

        * Sales of peripheral and other equipment.    These include revenues from the sale of Subscriber Identity Module (ACQUISITION) cards, handsets and accessories.

        Own work capitalized.    Salaries, cost of materials and other direct costs, interest and indirect costs attributable to the production of property, plant and equipment for captive use are capitalized and depreciated over the useful lives of the assets.

        Other operating revenues.    These include revenues from non-core operations, such as leasing income from base station sites, as well as revenues from the sale to or participation by third parties in our group companies, joint ventures and other participations or activities.

Operating expenses

        Mobile's principal operating expenses are:

  •
  Cost of materials. These consist largely of purchase costs of handsets to be sold to customers and materials used in maintaining our mobile networks.

  •
  Costs of work contracted out and other external expenses. These include the cost of access to third-party networks, the cost of network maintenance carried out by third parties, fees paid to distributors, and other external expenses. We pay network access costs to other fixed-line or mobile network operators for our customers' calls terminating on their networks.

  •
  Salaries and social security contributions. These include all expenses relating to individuals in KPN Mobile's employment for the design, construction, maintenance and operation of our mobile networks.

  •
  Other operating expenses. These include selling and marketing expenses.

  •
  Inter-division settlements. These include amounts charged by the other two core divisions and the Other activities for products and services provided to the Mobile division.

Major developments in 2002

        In 2001, the significant growth of the mobile telecommunications market in our main areas of operations (The Netherlands, Germany and Belgium), which we experienced in the years before 2001, came to an end as these markets have matured. For instance, market penetration (total number of mobile customers in a country relative to the population of that country) at the end of 2001 in The Netherlands and Germany amounted to 76% and 68% respectively, compared to 68% and 58% in 2000. During 2001, we changed our strategy in The Netherlands and Germany. Instead of focusing on market share, we targeted high value customers (post paid/business segments), which resulted in an improvement of EBITDA margins, a diminished growth in our customer base and loss of pre-paid customers. At the end of 2001, the total number of subscribers in The Netherlands, Germany and Belgium was 13.7 million (2000: 12.1 million). In 2002, we continued our focus on high value customers in The Netherlands and Germany. During 2002 we saw a decline in the total number of subscribers in our core markets, particularly in the pre-paid segment, as a result of our strategy. In the last quarter of 2002, we were able to increase our customer base in the German market, through increased marketing efforts and handset subsidies, resulting in a total subscriber base in The Netherlands, Germany and Belgium at the end of 2002 of 13.4 million.

        General economic developments, and more specifically the developments in the mobile markets, as well as the decisions of some mobile operators to cease or postpone their activities, triggered a critical look at the existing business plans of our mobile activities in mid-2002. This resulted in new business plans, in line with the adjusted prospects. We reviewed the recoverable value of the mobile activities, based upon external valuations and discounted future cash flows. For the purpose of the impairment test, we compared this recoverable amount, being the net selling price, with the carrying value of our investments. In total, this resulted in a non-cash impairment charge of approximately EUR 9 billion, including the effects on deferred tax assets.

        Other developments in 2002 were:

  •
  On February 4, 2002, we completed the sale of 44.66% in Pannon GSM for EUR 603 million in cash. The sale of Pannon GSM resulted in a book profit of EUR 335 million.

  •
  On March 13, 2002, we acquired the remaining 22.51% interest in E-Plus from BellSouth. As of March 13, 2002, E-Plus is fully consolidated in our Mobile division.

  •
  In 2002, KPN Mobile introduced i-mode, the mobile data service developed by NTT DoCoMo, in its core markets in Germany, The Netherlands and Belgium. On December 18, 2002, KPN Mobile announced it had passed the milestone of 100,000 i-mode customers in The Netherlands. At December 31, 2002, total i-mode customers in our core markets amounted to approximately 236,000.

  •
  KPN Mobile also announced its new service for business customers "Lucio" to be marketed in co-operation with Hewlett-Packard and Microsoft in The Netherlands. With Lucio, KPN Mobile is one of the first operators in Europe to offer high-speed mobile access to company information such as e-mail, enabling mobile teleworking for a large number of enterprises.

  •
  In 2001, E-Plus concluded a national 2.5G roaming contract and signed a memorandum of understanding regarding 3G network sharing with Quam, the Telefónica/Sonera consortium. In July 2002, Quam announced the suspension of its UMTS activities in Germany. In December 2002, E-Plus and Quam reached agreement on the termination of these agreements. The total gain resulting from the termination amounted to EUR 210 million, consisting of a cash payment by Quam of EUR 150 million in December 2002 and the release to income of EUR 60 million E-Plus had already received in advance. E-Plus also has the right to take over individual UMTS sites of Quam if these fit in the UMTS network roll out plan of E-Plus.

  •
  In 2002, E-Plus reached an agreement with MobilCom on the termination of their national 2.5G roaming agreement for the amount of EUR 210 million. An amount of EUR 20 million was paid in December 2002, followed by a payment of EUR 110 million in February 2003. The remainder will be received in cash installments through 2006. France Télécom has guaranteed the payments. As the payment was subject to final approval by MobilCom's shareholders in 2003, we will account for the outcome of the agreement in 2003.

  •
  Hutchison 3G UK is not considered a strategic participation and is therefore valued at the expected net realizable value. A write-off of EUR 1.2 billion to the expected net realizable value has been recognized in 2002 (2001: a write-off of EUR 104 million).

Operating revenues

        The table below sets forth a three-year summary in the developments in our operating revenues of our Mobile division:

Mobile

Amounts in millions of euro	2002	2001	2000
The Netherlands
• Traffic fees	1,880	1,687	1,449
• Fixed monthly subscription fees	256	224	243
• Peripheral and other equipment	78	116	113

Total net sales The Netherlands	2,214	2,027	1,805

Germany
• Traffic fees	1,721	1,276	1,066
• Fixed monthly subscription fees	144	101	94
• Peripheral and other equipment	149	215	217

Total net sales Germany	2,014	1,592	1,377

Belgium and Other operations
• BASE (Belgium)	289	232	58
• Pannon GSM (Hungary)	25	241	158
• Other	-36	12	6

Total net sales Belgium and Other operations	278	485	222

Total net sales Mobile	4,506	4,104	3,404

Own work capitalized	123	141	92
Other operating revenues	683	428	2,365

Total operating revenues Mobile	5,312	4,673	5,861

        In 2002, total operating revenues increased by 13.7% to EUR 5,312 million (2001: EUR 4,673 million). Exceptional items in 2002 totaled EUR 575 million and related to the book profit on the sale of our 44.66% interest in Pannon GSM, the effect of the settlement of the intermediate holding companies that held the participating interest in Telkomsel, and the gain resulting from the termination agreement between E-Plus and Quam. Exceptional items in 2001 amounted to EUR 346 million and related to the sale of our interest in Telkomsel. These exceptional items are included under "Other operating revenues". Excluding exceptional items, total operating revenues increased by 9.5% from EUR 4,327 million in 2001 to EUR 4,737 million in 2002. This increase reflects the changes in consolidation as well as organic growth.

        As of March 13, 2002, E-Plus is fully consolidated. Before that date, E-Plus was proportionally consolidated for 77.49% as we shared control of E-Plus with BellSouth. BASE is fully consolidated as of February 7, 2001, following the acquisition of the remaining 50% in BASE. Following the sale of our interest, Pannon GSM was deconsolidated as of February 4, 2002.

        Excluding consolidation effects and exceptional items, total operating revenues in our Mobile division increased by 4.7% from EUR 4,103 million in 2001 to EUR 4,297 million in 2002.

        In our core markets in The Netherlands, Germany and Belgium, traffic revenues increased but were in part offset by lower revenues from equipment sales.

        The increase in airtime revenues and revenues from fixed monthly subscription fees mainly resulted from an improvement in our customer mix with more high volume customers and an increase in data-traffic (mainly SMS), which was partially offset by a decrease in our customer base.

        At the end of 2002, the total number of subscribers in our core markets amounted to 13.4 million (2001: 13.7 million) of which 41.2% (2001: 37.4%) were post-paid customers.

        In 2001, total operating revenues decreased by 20.3% to EUR 4,673 million from EUR 5,861 million in 2000. Exceptional items in 2001 related to the book profit on the sale of our 22.28% interest in Telkomsel. In 2000, exceptional items related to the effect of the acquisition of a 15% interest in KPN Mobile by NTT DoCoMo. Excluding exceptional items, total operating revenues increased by 21.9% from EUR 3,549 million in 2000 to EUR 4,327 million in 2001. This increase reflects the proportional consolidation of E-Plus as of February 24, 2000 and the full consolidation of BASE as of February 7, 2001 as well as the increase in subscribers, which led to higher traffic revenues.

The Netherlands

        In 2002, total net sales increased by 9.2% to EUR 2,214 million (2001: EUR 2,027 million), reflecting an increase in traffic revenues, which were partially offset by lower equipment sales. Traffic revenues increased due to the growth in average traffic volume per subscriber, an improved post-paid/pre-paid customer mix (post-paid customers generate higher revenues), and an increase in terminating tariffs. Traffic revenues increased from EUR 1,687 million in 2001 to EUR 1,880 million in 2002. Equipment sales decreased from EUR 116 million in 2001 to EUR 78 million in 2002 as a result of a decrease in gross additions (defined as the total number of new customers) compared to 2001.

        In 2001, total net sales increased by 12.3% to EUR 2,027 million (2000: EUR 1,805 million). The increase in net sales was primarily due to an increasing customer base and, as a consequence, a rise in traffic volume of approximately 17%. Equipment sales remained fairly stable at EUR 116 million (2000: EUR 113 million).

Traffic fees

        We succeeded in maintaining our leading position in The Netherlands with an estimated market share of 41.9% at the end of 2002 (2001: 42.8%; 2000: 45.1%) Mobile market penetration in the Dutch market stabilized at approximately 75% (2001: 76%; 2000: 68%).

        In the first half of 2002, the total subscriber base remained stable at 5.2 million, but declined to 5.0 million in the third quarter of 2002, primarily as a result of the new disconnection policy that was introduced on January 1, 2002. Under the new disconnection policy, pre-paid customers are disconnected from our network after they have not upgraded their call credits for a period of six months.

        In the fourth quarter of 2002, the total subscriber base stabilized at 5.0 million subscribers, with a further improved customer-mix. Temporary increases of handset subsidies and special offers stimulated our net sales in the fourth quarter of 2002. Compared to December 31, 2001 the total number of post-paid subscribers increased by 7.9% from 1,739 million to 1,877 million. In 2002, the pre-paid subscriber base declined by 9.4% to 3,157 million subscribers.

        The total number of i-mode subscribers in The Netherlands at December 31, 2002 amounted to 111,000.

        In 2001, our subscriber base grew by approximately 7.8%, from 4.8 million customers at the end of 2000 to 5.2 million at the end of 2001. In 2001 we changed our strategy in The Netherlands to focus less on market share and more on high value customers. This strategy, combined with a saturating market, resulted in a relatively low growth in pre-paid customers during 2001 (9.7% compared to growth of 70.5% during 2000). Conversely, the growth in post-paid customers during 2001 amounted to 4.4%, compared to 3.2% during 2000.

        The following table is a three-year summary of developments in our Dutch customer base:

Development in our Dutch customer base

	Number of customers in thousands at December 31,
	2002	2001	2000
Pre-paid	3,157	3,486	3,179
Post-paid	1,877	1,739	1,666
Of which i-mode	111	—	—

Total	5,034	5,225	4,845

        The gross churn ratio is defined as the number of mobile customers that are disconnected from our network divided by our customer base. Reasons for customers discontinuing the use of our services include involuntary churn, meaning that we have taken the initiative in disconnecting customers (e.g., as a result of unpaid bills), and voluntary churn, where customers discontinue the use of our services (e.g., because they have switched to another operator).

        The following table, which is based on management estimates, is a three-year summary of developments in our gross churn rate in The Netherlands. Ratios include pre-paid customers who have not upgraded their call credits in the past six months in 2002 (note: 2001 and 2000 churn ratios include pre-paid customers who have not upgraded their call credits in the twelve months).

Development in churn ratio

Ratios at year-end

	2002	2001	2000
Gross churn	27%	19%	16%

        In general, the gross churn ratio is a key indicator of the quality of our services and our competitive position.

        In 2002, the increase in churn ratio was mainly due to an increase in disconnections on pre-paid subscriptions caused by a reduction of the maximum upgrade period from 12 months to 6 months, plus one month notice.

        In 2001, the increase in churn ratio in our pre-paid segment was due to a stricter disconnection policy for inactive customers, which was only partly offset by a decrease in our post-paid segment. The decrease in churn for our post-paid segment was the result of our change in strategy to focus on high-value customers, including retention programs.

        In 2002, an improvement in the traffic volumes per customer, a higher number of post-paid subscribers and an increase in terminating tariffs resulted in a 11.4% increase in traffic fees from

EUR 1,687 million in 2001 to EUR 1,880 million in 2002. Total airtime usage increased from 6,951 million minutes in 2001 to 7,434 million minutes in 2002. In particular the average monthly traffic volumes of post-paid subscribers increased from 257 minutes in 2001 to 260 minutes in 2002.

        In 2001, our total traffic fees showed a 16.4% increase from EUR 1,449 million in 2000 to EUR 1,687 million. In 2001, total airtime usage increased by 16.5% to 6,951 million minutes compared to 5,966 million in 2000, primarily due to the increase in our subscriber base and the increase in average monthly airtime of our post-paid subscribers in particular.

        Traffic fees also include the operating revenues from SMS traffic. In 2002, approximately 584 million messages were sent (2001: 451 million; 2000: 286 million).

        The following table is a three-year summary average monthly airtime and monthly average revenues per customer:

Traffic fees and weighted average revenue The Netherlands

	2002	2001	2000
Total traffic volumes (minutes × million per period)	7,434	6,951	5,966
Weighted average monthly traffic volumes in minutes per customer	121	114	118
• Pre-paid	47	46	54
• Post-paid	260	257	220
Monthly average traffic fees per customer (EUR) (end of period):	34	31	33
• Pre-paid	14	12	13
• Post-paid	72	69	66

        All figures include international roaming on our network.

        In 2002, the increase in monthly average revenue per customer ("ARPU", defined as total average revenues per user including subscription fees and international roaming) was mainly driven by an increase in traffic volumes and higher tariffs, particularly for mobile terminating traffic and pre-paid outgoing traffic.

        In 2001, the drop in blended ARPU, despite higher ARPU for post-paid subscribers, was primarily attributable to a larger share of pre-paid subscribers in our customer base. The decrease in ARPU for pre-paid customers was mainly due to a decreasing number of pre-paid minutes, partly offset by increased SMS traffic.

Fixed monthly subscription fees

        In 2002, total fixed monthly subscription fees amounted to EUR 256 million (2001: EUR 224 million; 2000: EUR 243 million). The increased post-paid customer base is the driver behind this increase of 14.3%.

        In 2001, the reduction of subscription fee rates as from March 2001 was the major factor contributing to the decrease.

Germany

        We acquired a 77.49% share in E-Plus on February 24, 2000, and its results of operations were proportionately consolidated as from that date. As a result, comparative figures do not include the period January 1 to February 24, 2000. On March 13, 2002, we completed the acquisition of BellSouth's 22.51% interest in E-Plus. E-Plus is fully consolidated in our Mobile division as of March 13, 2002.

        E-Plus' revenues were affected by agreements with Quam and MobilCom. In 2001 E-Plus concluded a national roaming agreement and a 3G network sharing agreement with Quam. In addition, E-Plus concluded a roaming agreement with MobilCom in 2001.

        Under the roaming and network sharing agreement with Quam, E-Plus received regular payments of EUR 150 million from Quam, of which EUR 113 million was received in 2001 and the remainder in 2002. Of these payments, EUR 63 million was recognized in income in 2002 and EUR 27 million in 2001 either as airtime revenues or other operating revenues.

        At the end of 2002, E-Plus reached agreement with Quam regarding the termination of all existing business relations between the two companies in Germany, which led to a cash payment by Quam of EUR 150 million in December 2002 and the release to income of the deferred revenues of EUR 60 million E-Plus had already received in advance.

        On November 22, 2002, E-Plus and MobilCom reached agreement regarding the cancellation of their national roaming contract. As the payment was subject to final approval by MobilCom's shareholders in 2003, we will account for the outcome of the agreement in 2003.

        Total net sales in Germany increased from EUR 1,592 million in 2001 to EUR 2,014 million in 2002. This increase was mainly due to the effects of the full consolidation of E-Plus as of March 13, 2002. Adjusted for the consolidation effect, the increase in airtime revenues was partially offset by lower equipment sales.

        In 2001, total net sales in Germany increased from EUR 1,377 million over the 10-month period in 2000 to EUR 1,592 million.

Traffic fees

        At the end of 2002, the mobile market penetration reached a level of approximately 72%, based on an estimated population of 82 million (2001: 68%, 2000: 58%). In Germany, the mobile market for voice services has reached saturation levels, which resulted in a decrease in gross additions. By the end of 2002, our market share in the German market amounted to 12.3% (2001: 13.3%; 2000: 14.0%).

        Our change of strategy in 2001 with a focus on high value customers resulted in a decrease in market share. At the end of 2001, this change in strategy had not led to a decrease in our subscriber base (7.5 million customers), but in the first three quarters of 2002 our subscriber base declined to approximately 7.0 million subscribers. The decrease mainly reflects the decrease in our pre-paid customer base. In the fourth quarter of 2002, E-Plus attracted new customers, through increased marketing efforts and handset subsidies, resulting in an increase in the total number of subscribers to 7.3 million at December 31, 2002. The customer-mix (post-paid versus pre-paid) also improved in both 2002 and 2001.

        In 2001, our customer base in Germany increased from 6.7 million on December 31, 2000 to 7.5 million on December 31, 2001. In 2000 and the first three quarters of 2001, our pre-paid customer base increased substantially. During the fourth quarter of 2001, we saw a slight decline in the total number of pre-paid customers, reflecting our focus on high value customers (post-paid, business sector). Total post-paid customers in 2001 grew by a modest 2.6% compared to 2000.

        The following table is a three-year summary of developments in our German customer base:

Developments in our German customer base

Number of customers in thousands at December 31,

	2002	2001	2000
Pre-paid	3,871	4,368	3,628
Post-paid	3,398	3,113	3,033
Of which i-mode	123	—	—

Total	7,269	7,481	6,661

        The following table, which is based on management estimates, is a three-year summary of developments in our gross churn ratio in Germany. Ratios include pre-paid customers who have not upgraded their call credits in the past 13 months.

Development in churn ratio

Ratios at year-end

	2002	2001	2000
Gross churn	25%	25%	15%

        The gross churn remained stable at 25% at the end of 2002. However, gross churn in the post-paid segment decreased from 38% at the end of 2001 to 19% at the end of 2002. This effect is attributable to our focus on high value customers together with successful retention activities. Gross churn in our pre-paid segment increased from 16% to 30% at the end of 2002.

        The increase in churn from 2000 to 2001 reflects a stricter disconnection policy for pre-paid customers. Other factors contributing to the higher churn ratio in 2001 were a SMS price increase as well as our strategic refocus on high value customers.

        The following table is a three-year summary of the effects of the significant growth in E-Plus' customer base on traffic volumes:

Traffic fees and weighted average revenue Germany

	2002	2001	2000
Total traffic volumes (minutes × millions per period)	6,605	6,034	4,831
Weighted average monthly traffic volumes in minutes per customer (end of period)	76	68	80
• Pre-paid	27	28	41
• Post-paid	138	125	112
Monthly average traffic fees per customer (EUR) (end of period):	24	21	30
• Pre-paid	9	9	16
• Post-paid	42	39	42

        All figures include international roaming on the E-Plus network.

        Traffic volumes in 2002 increased by 9.5% from 6,034 million minutes in 2001 to 6,605 million in 2002. The increase in airtime usage is the result of increased post-paid customer base and increased airtime per post-paid user.

        The ARPU increase in 2002 is attributable to an improved customer-mix with more high volume post-paid customers.

        Traffic volumes in 2001 increased by 24.9% from 4,831 million minutes to 6,034 million minutes. The decrease in average monthly airtime for both pre-paid and post-paid customers was more than offset by the increase in customer base. The decrease in average monthly airtime in minutes and a decrease in prices of approximately 20% in 2001 resulted in substantially lower monthly average revenues per customer, declining from EUR 30 in 2000 to EUR 21 in 2001.

Belgium and Other operations

        Total net sales of Belgium and Other operations decreased from EUR 485 million in 2001 to EUR 278 million in 2002. Of this decrease, EUR 216 million is the due to the deconsolidation of Pannon GSM as of February 4, 2002, which was only partly offset by an increase of EUR 57 million in BASE's net sales.

        In 2001, total net sales of Belgium and Other operations increased to EUR 485 million (2000: EUR 222 million), primarily due to the increase in net sales of Pannon GSM, resulting from an increase in its subscriber base, and the full consolidation of BASE following the acquisition of the remaining 50% interest as of February 7, 2001.

BASE

        The Mobile market in Belgium has reached saturation levels and the growth in market penetration has slowed down. By the end of December 2002, market penetration amounted to 78% of the total Belgian population (2001: 76%; 2000: 54%). BASE's net sales increased from EUR 232 million in 2001 to EUR 289 million in 2002, due to the combined effect of an increase in the number of subscribers and higher airtime usage.

        At the end of 2002, the customer base in Belgium amounted to 1,138,000 subscribers (2001: 1,003,000; 2000: 552,000). Our market share at year-end 2002 was 14.5%, compared to 13% in 2001 and 10% in 2000. BASE achieved this increase as a result of improved coverage and retention efforts. BASE's ARPU fell from EUR 28 in 2000 to EUR 23 in 2001 and to EUR 21 in 2002. The churn ratio in 2002 amounted to 17% as compared to 21.2% in 2001 and 26.6% in 2000 largely as a result of improved coverage, resulting in relatively low post-paid churn in 2002.

        The following table is a three-year summary of the effects of the growth in BASE' customer base on traffic volumes. The figures include international roaming on the BASE network:

Traffic fees and weighted average revenue Belgium

	2002	2001	2000
Total traffic volumes (minutes × millions per period)	1,000	852	396
Weighted average monthly traffic volumes in minutes per customer (end of period)	76	88	120
• Pre-paid	34	47	72
• Post-paid	189	170	164
Monthly average traffic fees per customer (EUR) (end of period):	21	23	28
• Pre-paid	10	14	20
• Post-paid	46	40	39

Operating expenses before depreciation, amortization and impairments

        The table below sets forth a three-year summary of developments in our total operating expenses before depreciation, amortization and impairments in our Mobile division:

Operating expenses

Amounts in millions of euro	2002	2001	2000
The Netherlands	1,254	1,196	1,208
Germany	1,559	1,404	1,355
Belgium and Other operations	386	586	326

Total operating expenses before depreciation, amortization and impairments	3,199	3,186	2,889

        In 2002, total operating expenses before depreciation, amortization and impairments increased by 0.4% to EUR 3,199 million (2001: EUR 3,186 million). The increase included the effects of the changes in consolidation related to the acquisition of 22.51% of E-Plus, offset by the sale of Pannon GSM. Exceptional items in 2002 included a capital tax charge of EUR 77 million resulting from the conversion of EUR 14 billion shareholder loans into equity of KPN Mobile.

        Excluding consolidation effects and excluding the aforementioned capital tax expense the operating expenses decreased due to lower costs of handsets as a result of lower gross additions as well as lower subsidization, a decrease in bonuses and commissions paid to dealers and lower marketing and other operating expenses.

        In 2001, total operating expenses before depreciation, amortization and impairments increased by 10.3% to EUR 3,186 million (2000: EUR 2,889 million). This increase included the effect of the proportional consolidation of E-Plus as of February 24, 2000 and of the full consolidation of BASE as of February 7, 2001.

The Netherlands

        In 2002, operating expenses before depreciation, amortization and impairments amounted to EUR 1,254 million (2001: EUR 1,196 million). In 2002, operating expenses before depreciation, amortization and impairments, excluding exceptional items amounted to EUR 1,256 million (2001: EUR 1,178 million). Overall operating expenses increased as a consequence of increased expenses for interconnection and roaming following higher traffic volumes, which more than offset the decreased expenses as a result of lower cost of handsets due to lower gross additions, a decrease in bonuses and commissions paid to dealers and decreased marketing and other operating expenses.

        In 2001, operating expenses before depreciation, amortization and impairments decreased from EUR 1,208 million in 2000 to EUR 1,196 million. Excluding exceptional charges, operating expenses before depreciation, amortization and impairments amounted to EUR 1,178 million in 2001. Lower customer acquisition costs were the main drivers behind this decrease. This decrease was partly offset by higher interconnection and network access fees as a result of higher traffic volumes.

Germany

        In 2002, total operating expenses before depreciation, amortization and impairments increased by 11.0% to EUR 1,559 million (2001: EUR 1,404 million). Excluding consolidation effects, operating expenses decreased due to lower costs of handsets sold and a lower commissions and bonuses to dealers, both resulting from a decrease in gross additions, and lower marketing expenses. In the fourth quarter of 2002, we attracted new customers with a new marketing campaign focused on growth in our customer base, and as a result, cost of materials (primarily handsets) and commissions increased.

        In 2001, total operating expenses before depreciation, amortization and impairments amounted to EUR 1,404 million (2000: EUR 1,355 million for a 10-month period), an increase of 3.6% over 2000 reflecting the significant decrease in customer acquisition costs and handset subsidies. In addition, marketing costs decreased compared to 2000.

Belgium and Other operations

        Total operating expenses before depreciation, amortization and impairments amounted to EUR 386 million in 2002, compared to EUR 586 million in 2001. This decrease was primarily due to the deconsolidation of Pannon GSM as of February 4, 2002. In 2002, our proportionally consolidated operating expenses from Pannon GSM amounted to EUR 14 million (2001: EUR 158 million).

        Operating expenses before depreciation, amortization and impairments of BASE decreased from EUR 351 million in 2001 to EUR 304 million in 2002. This decrease is a consequence of strict cost reduction programs.

        In 2001, total operating expenses before depreciation, amortization and impairments amounted to EUR 586 million in 2001, compared to EUR 326 million in 2000. The increase was primarily due to the full consolidation of BASE as well as a higher number of subscribers for both BASE and Pannon GSM, leading to higher subscriber acquisition costs and higher interconnection and network access fees.

EBITDA

        The table below sets forth a three-year summary of EBITDA in our Mobile division:

EBITDA

Amounts in millions of euro	2002	2001	2000
The Netherlands	976	868	631
Germany	853	337	112
Belgium and Other operations	284	282	2,229

Total EBITDA	2,113	1,487	2,972

        In 2002, EBITDA increased by 42.1% to EUR 2,113 million (2001: EUR 1,487 million). Excluding exceptional items, EBITDA increased by 39.2% to EUR 1,613 million (2001: EUR 1,159 million). Apart from the consolidation effects of both E-Plus and Pannon GSM, the main contributors to this increase were higher revenues arising from higher traffic volumes as well as overall cost reductions and lower customer acquisition costs.

        Total EBITDA margin increased to 39.8% in 2002 (2001: 31.8%). Excluding exceptional items, EBITDA margin increased from 26.8% in 2001 to 34.1% in 2002, reflecting the effects of the change in strategy towards high value customers as well as the rise in airtime traffic. The change in strategy led to higher airtime revenues, lower cost of handsets as a result of lower gross additions as well as lower subsidization, a decrease in bonuses and commissions paid to dealers and lower marketing and other operating expenses as a result of a permanent focus on cost reductions. The beneficial effect of this strategy on the EBITDA margin was particularly noticeable in Germany.

        In 2001, EBITDA decreased by 50.0% to EUR 1,487 million (2000: EUR 2,972 million). Excluding exceptional items, EBITDA increased by 75.6% to EUR 1,159 million (2000: EUR 660 million). Apart from the consolidation effects of both E-Plus and BASE, the main contributors to this increase were higher revenues arising from higher traffic volumes (including SMS) as well as lower customer acquisition costs.

        Total EBITDA margin decreased to 31.8% in 2001 (2000: 50.7%). Excluding exceptional items, EBITDA margin increased from 18.6% in 2000 to 26.8% in 2001, reflecting the changed strategy towards high value customers as well as the rise in traffic volumes (including SMS).

The Netherlands

        In 2002, total EBITDA of our mobile activities in The Netherlands amounted to EUR 976 million (2001: EUR 868 million). The effect of the increase in operating revenues as a result of higher traffic volumes was partly offset by higher subscriber acquisition costs.

        In 2001, total EBITDA of our mobile activities in The Netherlands amounted to EUR 868 million (2000: EUR 631 million). This increase was mainly volume driven and also strengthened by lower costs.

Germany

        In 2002, total EBITDA amounted to EUR 853 million compared to EUR 337 million in 2001. Excluding exceptional items relating to the EUR 210 million gain resulting from the termination agreement with Quam, EBITDA increased to EUR 643 million in 2002 (2001: EUR 337 million). This increase is partly the consequence of the full consolidation of E-Plus as of March 13, 2002. Additionally, the focus on high value customers implemented in the second quarter of 2001 resulted in improved margins. In the fourth quarter of 2002 the strategy was refocused on growth in customer base. This refocus led to lower margins during the fourth quarter of 2002, due to higher customer acquisition costs.

        In 2001, total EBITDA amounted to EUR 337 million compared to EUR 112 million in 2000. The year 2001 included a full year of proportional consolidation of the results of E-Plus, compared to only ten months in 2000. In addition, higher operating revenues more than offset a modest increase in operating expenses.

Belgium and Other operations

        In 2002, total EBITDA for Belgium and Other operations totaled EUR 284 million compared to EUR 282 million in 2001. Excluding exceptional items relating to the disposal of Pannon GSM and the settlement of the intermediate holding companies of Telkomsel in 2002 and the sale of Telkomsel in 2001, EBITDA amounted to a loss of EUR 4 million in 2002, compared to a loss of EUR 64 million in 2001.

        In 2001, total EBITDA for our other Mobile activities totaled EUR 282 million compared to EUR 2,229 million in 2000. Excluding exceptional items, which in 2000 related to the effect of the acquisition of a 15% interest in KPN Mobile by NTT DoCoMo of EUR 2,312 million, EBITDA amounted to a loss of EUR 64 million in 2001, compared to a loss of EUR 83 million in 2000.

        In 2002, BASE's EBITDA increased to EUR 10 million, compared to a loss of EUR 85 million in 2001 (2000: a loss of EUR 101 million).

Depreciation, amortization and impairments

        In 2002, depreciation, amortization and impairments decreased to EUR 8,367 million (2001: EUR 15,617 million). Excluding exceptional items, depreciation and amortization and impairments decreased to EUR 1,103 million (2001: EUR 1,781 million). In 2002, exceptional items related to the impairment charges on the goodwill of our subsidiaries E-Plus and BASE of EUR 1,852 million and impairment charges on the UMTS licenses of E-Plus and BASE of EUR 5,412 million. In 2001, we recognized impairment charges on the goodwill of our subsidiary E-Plus of EUR 13,701 million, and on the goodwill of our minority stake in Hutchison 3G UK of EUR 135 million.

        As was the case last year, we did not amortize the UMTS licenses we acquired in 2000 and 2001, as we do not render services under these licenses yet.

        In 2001, total depreciation, amortization and impairments increased to EUR 15,617 million (2000: EUR 1,369 million). Excluding exceptional items, total depreciation, amortization and impairments increased to EUR 1,781 million (2000: EUR 1,369 million), resulting from the increase in amortization charges on goodwill, as E-Plus was acquired on February 24, 2000.

Operating profit/loss (EBIT)

        In 2002, operating loss amounted to EUR 6,254 million compared to a loss of EUR 14,130 million in 2001. Excluding exceptional items, operating profit increased from a loss of EUR 622 million in 2001 to a profit of EUR 510 million in 2002, due to increased revenues and improved EBITDA margins.

        In 2001, operating loss of the Mobile division amounted to EUR 14,130 million compared to a profit of EUR 1,603 million in 2000. Excluding exceptional items, operating loss amounted to EUR 622 million (2000: a loss of EUR 709 million). The improvement in EBITDA was more than offset by substantially higher depreciation and amortization charges.

Business Solutions division

        The table below sets forth a three-year summary of developments in our Business Solutions division:

Business solutions division

Amounts in millions of euro	2002	2001	2000
Total net sales	2,044	2,062	2,070
Other operating revenues	3	6	5

Total operating revenues	2,047	2,068	2,075

Cost of materials	169	93	106
Costs of work contracted out and other external expenses	204	241	226
Salaries and social security contributions	256	269	279
Other operating expenses	129	151	65
Inter-division settlements	631	767	712

Total operating expenses before depreciation, amortization and impairments	1,389	1,521	1,388

EBITDA	658	547	687
Depreciation and impairments	756	565	490
Amortization and impairments	2	0	0

Operating profit or loss (EBIT)	-100	-18	197

Sources of revenues

        During 2002, the Business Solutions division was restructured. Business Solutions now consists of the following business units, each with their own sources of revenues:

Transmission Services (TS)

        The Transmission Services business unit provides a range of transmission services to other units within KPN and to other (third party) operators, as well as partly manufactured components, which are used in other business units and divisions. Leased or private line services (analog and digital lines in several bandwidth categories) and value-added network services are provided to businesses that wish to build their own networks. Sales revenues include service fees for fixed-network connections, which are based on prescribed cost-based calculations as stipulated by OPTA. Data services are generally provided based on flat fees and monthly subscription fees, dependent on capacity provided and, in the case of fixed-network connections, the length of the connection. Services also can differ in quality and functionality, which is reflected in our rates.

IP Services (IPS)

        The IPS business unit provides ADSL services, which are targeted at corporate clients (Epacity) and Internet Service Providers. Revenues are based on flat fees and monthly subscription fees per connection based on capacity provided.

Integrated Solutions (IS)

        The Integrated Solutions business unit sells all inclusive business solutions packages to various corporate clients and governmental institutions based on the concept "one stop shopping". Revenues are generated based on fees charged for component parts of services offered (such as data communication and private network services), and consulting services fees.

Other units

  •
  Managed Application Services (MAS), which provides applications to customers jointly with partners such as Peoplesoft, Oracle and SAP, and application services, such as e-business services, consulting services and housing and hosting services.

  •
  KPN Belgium, which provides a complete IP services portfolio to the business and wholesale market. In January 2003, the assets and activities of KPN Belgium were sold to Scarlet Telecom.

  •
  Infrastructure Trading/KPN EuroRings. This unit only commenced activities as of January 2003, and provides international connectivity services based on our KPN EuroRings portfolio of services.

Operating expenses

        The principal operating expenses before depreciation, amortization and impairments, incurred by the Business Solutions division are:

  •
  Cost of materials. This consists primarily of purchases of computer hardware and software and other materials.

  •
  Costs of work contracted out and other external expenses. These mainly include costs of third-party network maintenance and network services.

  •
  Salaries and social security contributions. These include all salary and related expenses for the employees in employment of all units within our Business Solutions division.

  •
  Other operating expenses. These principally consist of selling and marketing expenses.

  •
  Inter-division settlements. These include amounts charged by the other two core divisions and Other activities for products and services provided to the Business Solutions division.

Major developments in 2002

        As a result of the strategy we adopted in 2001, we transferred our transmission activities from the Fixed Networks division to our Business Solutions division. During 2002, we further restructured the activities within the Business Solutions division.

        In 2002, the broadband market conditions in general and prices on the transmission market declined. This, together with a decrease in the number of leased lines, had an adverse effect on revenues.

        However, in certain business segments, we managed to increase our market share. In the Dutch broadband market, we increased our market share from 23% at the end of 2001 to 29% at the end of 2002. At the end of 2002, we had 310,000 ADSL connections (2001: 138,000 ADSL connections). ADSL is now available to 85% of the households in The Netherlands and the speed of existing "always-on" Internet connections has been increased. In 2002, we introduced a new and less expensive variant of high-speed Internet access, "ADSL Lite". We currently offer ADSL through a large number of third party ISPs as well as our own ISPs (Planet Internet, Het Net and XS4ALL).

        Our Integrated Solutions business unit increased the total number of customer programs, and reflects the success of the "one-stop shopping" concept that is marketed by this business unit, in terms of customer retention and satisfaction and average spending per customer.

        In November 2002, we announced the establishment of a new business unit for international data/IP services, KPN EuroRings. KPN EuroRings combines the network assets purchased from the receivers of KPNQwest at several auctions with certain parts of the KPN network that already offered international services. KPN EuroRings offers a broad range of services to carriers, multinational and national corporate customers with a network footprint running throughout Germany, The Netherlands, Belgium, and Northern France, with links to both the United Kingdom and the United States. KPN EuroRings commenced activities on January 1, 2003.

        The table below sets forth a three-year summary of developments in our operational data:

Operational data

	2002	2001	2000
Number of ADSL connections (× 1,000)	310	138	10
ADSL-coverage The Netherlands	85%	67%	<1%
Market share consumer broadband	29%	23%	<1%
Number of leased lines- analog (× 1,000)	72	85	98
Number of leased lines- digital (× 1,000)	49	52	44
Customer programs (Integrated Solutions)	27	17	9

        In 2000, the ADSL connections were set up for testing purposes.

Operating revenues

        The table below sets forth a three-year summary of developments in our operating revenues:

Operating revenues

Amounts in millions of euro	2002	2001	2000
Transmission Services	1,248	1,414	1,506
IP Services	504	495	357
Integrated Solutions	263	176	106
Other	324	381	475
Inter-division supplies	-295	-404	-374

Total net sales	2,044	2,062	2,070
Other operating revenues	3	6	5

Total operating revenues	2,047	2,068	2,075

        In 2002, total operating revenues decreased by 1.0% from EUR 2,068 million in 2001 to EUR 2,047 million. Lower transmission proceeds, a decrease in the total number of analog and digital leased lines, and lower revenues from international bandwidth services due to unfavorable market conditions and the bankruptcy of KPNQwest, could not be offset by higher revenues from ADSL, Integrated Solutions and Managed Application Services. Revenues from ADSL increased due to an increase in the installed base from 138,000 connections at the end of 2001 to 310,000 connections at the end of 2002. Despite the fierce competition in the broadband market, our market share in the broadband market (ADSL) in The Netherlands improved from 23% at the end of 2001 to 29% at the end of 2002. In addition, the number of customer programs at Integrated Solutions, increased from 17 customer programs at the end of 2001 to 27 programs at the end of 2002.

        In 2001, total operating revenues of our Business Solutions division decreased to EUR 2,068 million (2000: EUR 2,075 million). Major factors contributing to this decrease were the price erosion on the transmission market and the deterioration in the broadband market, only partly offset by higher revenues from ADSL and higher revenues due to the growth in the customer base of digital leased lines.

Transmission services

        In 2002, net sales of Transmission Services decreased by 11.7% to EUR 1,248 million (2001: EUR 1,414 million) primarily due to lower prices for transmission services. In addition, a lower number of analog leased lines (from 85,000 the end of 2001 to 72,000 at the end of 2002) and digital leased lines (from 52,000 at the end of December 2001 to 49,000 at the end of December 2002) led to a decrease in revenues. The effect of lower volumes was partly offset by higher prices for leased lines.

        In 2001, net sales of Transmission Services decreased by 6.1% to EUR 1,414 million (2000: EUR 1,506 million), primarily as a result of the decline in prices for transmission services. This was only partly offset by an increase in the number of digital leased lines (from 44,000 at the end of 2000 to 52,000 at the end of 2001) and a shift to higher bandwidth connections, partly offset by a drop of 13.3% (from 98,000 at the end of 2000 to 85,000 at the end of 2001) in analog leased lines. Since average revenues per digital line in general are higher than those per analog line, the exchange of analog for digital fixed-network lines in 2001 had a positive effect on revenues.

IP Services

        In 2002, net sales of IP Services increased by 1.8% from EUR 495 million in 2001 to EUR 504 million. During 2002 there was a significant increase in the installed base of ADSL. The number of ADSL connections increased by 124.6% from 138,000 in 2001 to 310,000 in 2002, and benefited from the introduction of new services such as ADSL Lite. The market coverage of ADSL in The Netherlands increased from 67% in 2001 to 85% in 2002.

        However, this was partly offset by the adverse effects of unfavorable market developments and the bankruptcy of KPNQwest.

        In 2001, net sales of IP services increased from EUR 357 million to EUR 495 million, resulting from the increase in demand for Internet-related products.

Integrated Solutions

        In 2002, net sales of Integrated Solutions improved by 49.4% from EUR 176 million in 2001 to EUR 263 million. This increase is largely attributable to an increased number of customer programs, from 17 programs at the end of 2001 to 27 programs at the end of 2002.

        The net sales of Integrated Solutions increased from EUR 106 million in 2000 to EUR 176 million in 2001.The increase in client programs from 9 at the end of 2000 to 17 at the end of 2001 resulted in higher revenues.

Other

        In 2002, total net sales decreased by 15.0% from EUR 381 million in 2001 to EUR 324 million in 2002. The bankruptcy of KPNQwest had a significant negative influence on the activities and revenues of KPN Belgium in 2002 due to the fact that KPN Belgium acted as an agent for KPNQwest in Belgium and Luxemburg. Operating revenues for Managed Application Services increased, mainly due to the acquisition of the ICT activities/department of NedCar in September 2001.

        In January 2003, the assets and activities of KPN Belgium were sold to Scarlet Telecom.

        In 2001, net sales decreased by 19.8% from EUR 475 million in 2000 to EUR 381 million, reflecting the decrease in activities of KPN Belgium only partly offset by the increases in Managed Application Services related to housing and hosting activities.

Operating expenses before depreciation, amortization and impairments

        In 2002, total operating expenses before depreciation, amortization and impairments, decreased by 8.7% to EUR 1,389 million (2001: EUR 1,521 million). Exceptional items in 2002 amounted to a net charge of EUR 101 million and mainly related to write-downs on assets held for sale and inventories and the recognition of a provision for settlement and KPNQwest related issues and charges related to KPN Belgium. Exceptional items in 2001 amounted to EUR 69 million and related to restructuring charges. Excluding exceptional items, operating expenses decreased by 11.3% from EUR 1,452 million in 2001 to EUR 1,288 million in 2002. The primary factors contributing to this decrease were lower intercompany charges from the Fixed Network Operator unit, and the effect of cost reduction programs as well as the reduction of our work force within the Business Solutions division.

        In 2001, total operating expenses before depreciation, amortization and impairments, increased by 9.6% to EUR 1,521 million (2000: EUR 1,388 million). Excluding exceptional items, operating expenses increased by 4.6% from EUR 1,388 million in 2000 to EUR 1,452 million in 2001. This increase was mainly caused by the increase in inter-division charges reflecting higher purchase costs for network access and international services, as a result of the growth in data business. The increase in operating expenses before depreciation, amortization and impairments was not entirely offset by cost reductions resulting from process improvements and portfolio restructuring.

EBITDA

        In 2002, EBITDA increased by 20.3% to EUR 658 million (2001: EUR 547 million). Excluding exceptional items in both years, EBITDA increased by 23.2% from EUR 616 million in 2001 to EUR 759 million in 2002. Despite a decrease in operating revenues, Business Solutions accomplished a growth in EBITDA through less contributions, various cost reduction programs and the reduction of FTEs. EBITDA margin increased from 26.5% in 2001 to 32.1% in 2002. Excluding exceptional items, EBITDA margin increased significantly from 29.8% in 2001 to 37.1% in 2002.

        In 2001, EBITDA decreased by 20.4% to EUR 547 million (2000: EUR 687 million). Excluding exceptional items, EBITDA decreased by 10.3% from EUR 687 million in 2000 to EUR 616 million in 2001. This was mainly attributable to decreases in revenues of Transmission Services and KPN Belgium. EBITDA margin in 2001 decreased from 33.1% in 2000 to 26.5%. Excluding exceptional items, EBITDA margin decreased from 33.1% in 2000 to 29.8% in 2001.

Depreciation, amortization and impairments

        In 2002, depreciation, amortization and impairment charges increased by 34.2% to EUR 758 million (2001: EUR 565 million). Excluding exceptional items, which consisted of the impairment charges on fixed assets previously acquired from KPNQwest of EUR 53 million and KPN Belgium of EUR 100 million, depreciation, amortization and impairment charges increased by 7.1% to EUR 605 million (2001: EUR 565 million). This increase is due to various additional depreciation charges in 2002 (Epacity, international submarine cables, cybercenters), and an increase in depreciation charges due to higher capital expenditures in 2001 and 2000.

        In 2001, depreciation, amortization and impairment charges increased by 15.3% to EUR 565 million (2000: EUR 490 million). This increase was mainly caused by an increase in our asset base following the expansion of the business.

Operating profit/loss (EBIT)

        In 2002, total operating loss of our Business Solutions division amounted to EUR 100 million (2001: an operating loss of EUR 18 million). Excluding exceptional items, operating profit increased to EUR 154 million (2001: a profit of EUR 51 million). Despite the higher depreciation, amortization and impairment charges, the increase in EBITDA resulted in an improvement of our EBIT.

        In 2001, operating loss amounted to EUR 18 million (2000: an operating profit of EUR 197 million). Excluding exceptional items, operating profit decreased to EUR 51 million (2000: a profit of EUR 197 million). The decrease in operating profit in 2001 was attributable to the combined effects of the decrease in EBITDA and the increase in depreciation, amortization and impairment charges.

Other activities

        The table below sets forth a three-year summary of developments in our Other activities:

Other activities

Amounts in millions of euro	2002	2001	2000
Total net sales	1,128	1,637	1,431
Own work capitalized(1)	12	275	347
Other operating revenues	124	236	101

Total operating revenues	1,264	2,148	1,879

Total operating expenses before depreciation, amortization and impairments	1,333	2,274	1,751

EBITDA	-69	-126	128
Depreciation and impairments	195	367	252
Amortization and impairments	58	328	88

Operating profit or loss (EBIT)	-322	-821	-212

(1)
Salaries, cost of materials and other direct costs, interest and indirect costs attributable to the production of property, plant and equipment for captive use are capitalized and depreciated over the useful lives of the assets.

Operating revenues

        Total operating revenues amounted to EUR 1,264 million in 2002 (2001: EUR 2,148 million) and included exceptional items amounting to EUR 39 million relating to the sale of various assets including real estate. This decrease was primarily due to the effects of the deconsolidation of KPNQwest, the sale of KPN Lease and lower own work capitalized. The latter is due to a substantial reduction in capital expenditures and the sale of KPN Netwerk Bouw, our network construction unit. In addition, KPN EnterCom and Xantic reported a decrease in operating revenues, following a lower level of sales and activities.

        Total operating revenues amounted to EUR 2,148 million in 2001 (2000: EUR 1,879 million) and included exceptional items amounting to EUR 151 million under Other operating revenues relating to the sale of real estate and the sale of KPN Datacenter to Atos Origin and the partial sale of our interest in KPNQwest. Net sales increased due to higher net sales generated by KPNQwest and Xantic. The latter resulted from the merger of satellite communication activities of Telstra and Xantic in April 2000 as well as the effect of the acquisition of Spectec in the latter part of 2000. Own work capitalized decreased significantly, as a result of a substantial reduction in capital expenditures.

EBITDA

        In 2002, EBITDA in Other activities decreased to a loss of EUR 69 million (2001: loss of EUR 126 million). This decrease was mainly due to net restructuring charges of EUR 82 million and a loss on the disposal of KPN Netwerk Bouw of EUR 68 million, offset by exceptional revenues of EUR 39 million. Excluding exceptional items, EBITDA decreased to EUR 42 million (2001: EUR 49 million). This decrease was primarily due to the deconsolidation of KPNQwest and the sale of KPN Lease and was only partially offset by the results of the reorganisation and cost reduction programs.

        In 2001, EBITDA in Other activities decreased to a loss of EUR 126 million (2000: earnings of EUR 128 million). This decrease was mainly due to the exceptional restructuring provision of

EUR 326 million we incurred in the fourth quarter of 2001, offset by exceptional revenues of EUR 151 million. Excluding exceptional items, EBITDA decreased to EUR 49 million (2000: EUR 107 million). This was mainly due to decreases in EBITDA of KPN Netwerk Bouw and Sales and Distribution units, following lower level of activities, which was offset in part by an increase of EBITDA of KPN EnterCom.

Depreciation, amortization and impairments

        In 2002, depreciation, amortization and impairments amounted to EUR 253 million (2001: EUR 695 million). Excluding exceptional items, of EUR 37 million, mainly related to the impairment on the goodwill of KPNQwest, depreciation, amortization and impairments decreased to EUR 216 million (2001: EUR 456 million). This decrease is mainly due to the deconsolidation of KPNQwest, the sale of KPN Lease, Datacenter and some real estate and the termination of a number of non-core activities, that were part of our former Internet, Call center and Media services segment.

        In 2001, depreciation, amortization and impairments amounted to EUR 695 million, an increase of EUR 355 million over 2000, which is attributable to the additional goodwill amortization charge of EUR 239 million relating to Ceský Telecom and Pantel, which we incurred in 2001. Excluding exceptional items, depreciation, amortization and impairments decreased to EUR 456 million (2000: EUR 340 million). This increase is mainly due to KPNQwest and the impairment charges related to our ICM activities.

Operating profit/loss (EBIT)

        In 2002, the operating loss of Other activities improved from a loss of EUR 821 million in 2001 to EUR 322 million. This decrease was primarily the result of exceptional items related to the restructuring provision, goodwill impairment charges, offset in part by exceptional gains and losses arising from the sale of other non-core assets. Excluding exceptional items, operating loss improved from a loss of EUR 407 million in 2001 to a loss of EUR 174 million in 2002.

        In 2001, the operating loss of Other activities of EUR 821 million (2000: operating loss of EUR 212 million) was primarily attributable to exceptional items related to the restructuring provision, additional goodwill amortization charges, offset in part by exceptional gains arising from the sale of non-core assets.

B.    Liquidity and Capital Resources

Cash flow information

        The following table provides a three-year summary of our cash flows for the years ended December 31, 2002, 2001 and 2000:

Cash flow

Amounts in millions of euro	2002	2001	2000
Cash flow provided by operating activities	3,975	2,565	2,126
Cash flow used in investing activities	-335	-1,664	-22,849
Cash flow provided by/used in financing activities	-8,329	2,947	21,495

Change in cash and cash equivalents	-4,689	3,848	772

Reconciliation free cash flow:
Cash flow provided by operating activities	3,975	2,565	2,126
Investments in property, plant and equipment	-1,137	-2,949	-3,847

Free cash flow(1)	2,838	-384	-1,721

(1)
We define free cash flow as cash flow provided by operating activities after capital expenditures, interest, tax and restructuring costs. Free cash flow is a non GAAP financial measure, and is used internally as one of the key performance indicators for evaluating the financial performance. Although free cash flow is regarded as an important key performance indicator, free cash flow should not be regarded as an alternative to operating profit, net income, cash flows or other statements of operations or cash flows calculated in accordance with Dutch or US GAAP, nor can free cash flow be regarded as an indicator of our operating results or cash position.

Operating activities

        In 2002, cash flow provided by operating activities amounted to EUR 3,975 million, compared to EUR 2,565 million in 2001. The two major contributors to this increase in cash flow provided by operating activities were the significant increase in our EBITDA of EUR 1,290 million and our efforts to reduce working capital. Our net working capital decreased by EUR 1,097 million (2001: EUR 499 million) and benefited from the effect of tax refunds for prior years (EUR 326 million), a decrease in accounts receivable, the effects of the advanced billing of subscription fees by Fixed Telephony and the fact that interest payments and related accruals decreased as a consequence of debt reduction.

        In 2001, cash flow provided by operating activities amounted to EUR 2,565 million, an increase of EUR 439 million over 2000. The main factors contributing to this increase were the improvement of underlying business results as well as changes in net working capital.

Investing activities

        The table below is a three-year summary of our investments and additions and the reconciliations to the cash flow used in investing activities:

Amounts in millions of euro	2002	2001	2000
Additions to intangible fixed assets	-1,270	-809	-28,052
Investments in property, plant and equipment	-1,137	-2,949	-3,847
Additions to financial fixed assets	-88	-407	-3,614

Total investments and additions	-2,495	-4,165	-35,513
Less: non-cash items	1,358	103	12,585
Less: proceeds from sale of assets	802	2,398	79

Total cash flow used in investing activities	-335	-1,664	-22,849

Intangible fixed assets

        Additions to intangible fixed assets in 2002 primarily related to the (non-cash) goodwill of EUR 1,253 million arising from the acquisition of the remaining 22.51% stake in E-Plus from BellSouth in exchange for 234.7 million of our shares.

        In 2001, investments in intangible fixed assets related primarily to the goodwill of EUR 508 million on the acquisition of the remaining 50% in BASE as well as the acquisition of a UMTS license in Belgium for EUR 150 million.

        In 2000, we acquired 77.49% in E-Plus from BellSouth for a total amount of EUR 19.0 billion consisting of a cash payment of EUR 9.1 billion and the issue of certain financial instruments (a warrant and an exchange right entitling BellSouth to exchange its remaining 22.51% share into either KPN Royal or KPN Mobile shares), for which the fair value at the date of issuance amounted to EUR 9.9 billion.

        Additionally, we acquired UMTS licenses in Germany (EUR 6.5 billion—for the 77.49% share) and The Netherlands (EUR 711 million).

Property, plant and equipment

        Capital expenditures in 2002 amounted to EUR 1,137 million, compared to EUR 2,949 million in 2001 and EUR 3,847 million in 2000. The decrease in capital expenditures is the result of the capital expenditures reduction program with a focus on the optimization of efficient use of existing network capacity and a rationalization of new investments.

        Of the total capital expenditures, EUR 288 million relate to Fixed Networks (2001: EUR 570 million; 2000: EUR 1,279 million), EUR 519 million to Mobile (2001: EUR 892 million; 2000: EUR 884 million), EUR 270 million to Business Solutions (2001: EUR 751 million; 2000: EUR 616 million) and EUR 60 million to Other activities (2001: EUR 736 million; 2000: EUR 1,068 million).

        In 2003, we expect to incur capital expenditures in the range of EUR 1.6 billion to EUR 1.8 billion. Under the UMTS license agreements in our core markets, we are required to reach a certain population coverage in these countries. In case we fail to meet the requirements, we may be required to surrender our UMTS licenses. We expect to be able to meet the requirements under these licenses. With regard to UMTS, we expect to incur capital expenditures through 2005 of approximately EUR 1.4 billion.

Financial fixed assets

        Additions to financial fixed assets in 2002 amounted to EUR 88 million (2001: EUR 407 million; 2000: EUR 3,614 million).

Proceeds from sale of assets

        In 2002, total proceeds from sales of assets, amounted to EUR 802 million and included the sales proceeds from Pannon GSM of EUR 603 million, and the proceeds from the sale of various assets, including real estate.

        In 2001, total proceeds from sales of assets amounted to EUR 2,398 million and related to the disposal of non-core assets including eircom/Eircell (EUR 1,204 million), Telkomsel (EUR 668 million), KPN Lease (EUR 161 million), fixed assets (EUR 100 million), Datacenter activities (EUR 163 million) and KPNQwest (EUR 102 million).

        In 2000, proceeds from sales of assets amounted to EUR 79 million.

Financing activities

        In 2002, total cash flow used in financing activities amounted to EUR 8,329 million, consisting of a cash outflow of EUR 8,400 million offset by a cash inflow of EUR 71 million. During 2002, financing activities consisted mainly of scheduled and early redemptions of debt. These early redemptions were made in the context of our strategy to manage and reduce our outstanding debt position, to improve our debt maturity profile and to use our cash and cash equivalents in a prudent manner.

        In April 2002, we redeemed early through a public tender offer approximately EUR 332 million of the Eurobond maturing in 2003. Furthermore, in December 2002, we redeemed early through two separate public tender offers approximately EUR 542 million of the Global Bond USD maturing in 2005, and approximately EUR 195 million of the Global Bond EUR maturing in 2005.

        In addition, during the year 2002 we redeemed early approximately EUR 375 million of the Eurobond maturing in 2004 and approximately EUR 116 million of the Eurobond maturing in 2003 in the open market and redeemed early approximately EUR 111 million of a portion of the Private Loans maturing in 2006, approximately EUR 55 million of a portion of the Private Loans maturing in 2005, approximately EUR 64 million of the Zero Coupon Loan maturing in 2005 and approximately EUR 9 million of the Zero Coupon Loan maturing in 2007.

        In June 2002, we redeemed early the outstanding amount of our European Investment Bank Loan maturing in 2005 for an amount of approximately EUR 181 million (in addition to a scheduled redemption on this loan in April 2002 for an amount of approximately EUR 46 million), and in December 2002 we also redeemed early and cancelled the E-Plus Project Finance maturing in 2007 for an amount of EUR 1,881 million.

        Total costs associated with the early redemption of the aforementioned debts amounted to EUR 120 million and were included under financial income and expenses.

        In January 2002, we entered into an agreement with BellSouth under which BellSouth agreed to exchange its 22.51% interest in E-Plus for 234.7 million of our ordinary shares. We assumed approximately EUR 2.15 billion (100%) of E-Plus' shareholder loans from BellSouth by borrowing this amount under the subordinated loan facility between us and BellSouth. In December 2002, we redeemed EUR 516 million of this amount, and in February 2002, we redeemed EUR 483 million that was outstanding under the original subordinated loan agreement with BellSouth. The remaining redemptions consist of EUR 500 million payable in October 2003 and EUR 1,138 million payable in March 2004.

        In accordance with our regular redemption schedule we also redeemed approximately EUR 3,325 million of the Eurobond maturing in 2002 and certain other loans.

        In 2001, the cash flow provided by financing activities amounted to EUR 2,947 million, consisting of a cash inflow of EUR 9,425 million offset by a cash outflow of EUR 6,478 million. In January 2001, KPNQwest issued a bond, which was proportionally consolidated in our accounts (EUR 223 million). In February 2001, we redeemed EUR 235 million of BASE's bank debt following our acquisition of the remaining interest in BASE. In April 2001, E-Plus entered into a new EUR 2.5 billion credit facility of which approximately EUR 1.9 billion was drawn. In April 2001, we issued approximately EUR 2.3 billion of eurobonds in two tranches: one tranche of EUR 2.0 billion and one tranche of approximately EUR 280 million (GBP 175 million). In June 2001, we redeemed EUR 2.0 billion of floating rate notes and approximately EUR 1.0 billion notes privately placed in Japan maturing in 2001. In the third and fourth quarter of 2001, we redeemed approximately EUR 1.2 billion of notes, which had been privately placed in Japan. Furthermore, we redeemed early EUR 175 million of floating rate notes maturing in June 2002 and EUR 10 million of fixed rate notes maturing in June 2003. In November 2001, we concluded a securitization program of up to a maximum amount of EUR 250 million for receivables from retail customers, upon which we drew EUR 50 million. On December 12, 2001, we issued 1,020,408,163 ordinary shares at a price of EUR 4.90 per share via a public offering. Total net proceeds to us from the offering amounted to approximately EUR 4,843 million.

        In 2000, we used a wide range of sources of finance, considerably increasing cash flow from financing activities. The sources were bridging credits, bonds, private loans from Japanese investors, a subordinated convertible loan, the acquisition of a 15% interest in KPN Mobile by NTT Docomo and an issue of KPN shares.

Credit rating

        On December 5, 2002, S&P raised our long-term corporate credit and senior unsecured debt rating from BBB- to BBB with a stable outlook. At the same time S&P raised our long term subordinated debt rating from BB+ to BBB- and our short-term debt rating from A-3 to A-2. On March 12, 2003, S&P changed this outlook from stable to positive. On January 22, 2003, Moody's changed its outlook from stable to positive relating to its senior unsecured long term debt rating of Baa3 and its subordinated long-term debt rating of Ba1.

Long and short-term liabilities

Outstanding long-term loans including short-term portion

		December 31,
Amounts in millions of euro				(Average) interest rate
		2002	2001
Convertible subordinated
	• Convertible bond 2000-2005	1,500	1,500	3.5
Subordinated
	• State loan B	—	112	—
	• BellSouth	1,138	—	Floating

		1,138	112
Bonds
	• Eurobond 1996-2006	590	590	6.5
	• Eurobond 1998-2008	1,500	1,500	4.8
	• Eurobond 1999-2004	875	1,250	4.0
	• Eurobond 2000-2003	—	1,490	—
	• Eurobond 2001-2006	2,000	2,000	8.0
	• Eurobond 2001-2008 GBP	280	280	8.6
	• Global bond 2000-2005 USD	333	875	6.3
	• Global bond 2000-2010 USD	2,002	2,002	7.0
	• Global bond 2000-2030 USD	1,132	1,132	7.6
	• Global bond 2000-2005	805	1,000	6.3

		9,517	12,119
Zero coupon		3	59	8.1
Other
	• Private loans	87	266	7.0
	• State Loan A	—	146	—
	• European Investment Bank	—	136	—
	• Syndicated loan	204	590	5.0
	• Debt Pannon GSM	—	112	—
	• E-Plus Project Financing	—	1,457	—
	• Financial leases E-Plus	79	160	—
	• Other	120	90	—

		490	2,957

Total long-term debt (excluding short-term portion)		12,648	16,747

Short term portion of long term debt
	• State Loan A and State Loan B	258	—	6.5
	• BellSouth	500	2,121	Floating
	• European 2000-2003	1,042	3,325	6.1
	• Syndicated loan	386	—	4.8
	• Other	105	214

		2,291	5,660

	Debts to participating	—	614
	Bank overdraft	69	64

Total long-term debt including short term portion		15,008	23,085

        The short-term portion of the long-term debt of EUR 2,291 million (2001: EUR 5,660 million) and bank overdrafts of EUR 69 million (2001: EUR 64 million) and the outstanding debt to Vision Networks Holding B.V. in 2001 are classified as current liabilities.

Redemption schedule of long term debt including short-term portion

Amounts in millions of euro	Total	Convertible subordinated	Subordinated	Bond	Zero coupon		Other
2003	2,360	—	612	1,042	—		706
2004	2,092	—	1,138	875	—		79
2005	2,956	1,500	—	1,139	4		313
2006	2,678	—	—	2,590	—		88
2007	10	—	—	—	—		10
2008	1,780	—	—	1,780	—		—
Subsequent years	3,133	—	—	3,133	—		—

Total	15,009	1,500	1,750	10,559	4	*	1,196

*
The face value of the zero coupon bond amounts to EUR 4 million, whereas the book value as at December 31, 2002 amounts to EUR 3 million.

Current liabilities

	December 31,
Amounts in millions of euro
	2002	2001
Short-term portion of long-term debt	2,291	5,660
Bank overdraft	69	64
Accounts payable trade	990	867
Debts to participating interests	—	614
Taxes and social security contributions	285	335
Other current liabilities	134	366

Total	3,769	7,906

Commitments and contingencies

	December 31,
Amounts in millions of euro
	2002	2001
Commitments by virtue of:
• Capital expenditure commitments	114	78
• Rental and lease contracts	1,854	1,585
• Guarantees	65	314
• Purchasing commitments	1,896	2,093
• Other commitments	54	40

Total	3,983	4,110

        Of these commitments, EUR 1,141 million are of a short-term nature (2001: EUR 1,041 million).

Contractual obligations

	Amounts due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital commitments	114	71	43	—	—
Rental and lease contracts	1,854	298	484	322	750
Guarantees	65	29	18	1	17
Obligations to purchase	1,896	708	571	416	201
Other	54	13	11	—	30

Total	3,983	1,119	1,127	739	998

Capital expenditure commitments

        These commitments mainly relate to commitments to property, plant and equipment.

Rental and lease contracts

        In 2002, the costs of operating leases (including rental charges) totaled EUR 291 million (2001: EUR 163 million).

        These operating lease and rental commitments mainly relate to fixed assets.

Purchasing commitments

        As part of the sales of our datacenter and end user services to Atos Origin, KPN has guaranteed a level of revenues to Atos Origin. The guarantee provides for a specified annual level of revenues through 2007, which declines each year and requires us to make up for a specified portion of the shortfall in any year. The total level of commitments as at December 31, 2002 amounts to EUR 1,031 million (2001: EUR 1,136 million). In case of a shortfall in a given year, we must pay a penalty equal to a percentage, with a maximum of 50%.

Requirements under the UMTS License agreements in The Netherlands, Germany and Belgium

The Netherlands

        Along with other operators in the Dutch mobile market (Vodafone, T-Mobile, Dutchtone and O2), KPN Mobile acquired a UMTS license on August 7, 2000. Under the license, the operators have rollout obligations for the UMTS networks. As of January 1, 2007, all built-up areas in municipalities with over 25,000 inhabitants, all main roads (car, rail and waterways) in between, all motorways to Germany and Belgium and the areas around the airports of Schiphol, Rotterdam and Maastricht should be covered at a minimum level of 144 kbit/sec outdoors.

Germany

        On August 31, 2000 E-Plus (through a subsidiary) acquired one of six UMTS licenses in Germany for EUR 8.4 billion. Under this license, the operators have roll out obligations for the UMTS networks. As per December 31, 2003, a 25% population coverage must be reached. As per December 31, 2005, this coverage must have been increased to 50%.

Belgium

        In March 2001, the three existing operators, BASE, Proximus and Mobistar obtained a UMTS license in the auction organised by the Belgian government. The license was obtained upon payment of a license fee of EUR 150 million. Under this license, the operators have roll out obligations for the UMTS networks. In February 2002, the Belgian government postponed the regulatory deadlines for the introduction and the roll out of UMTS on the Belgian market with one year. An additional postponement of nine months for the coverage deadlines, not the commercial introduction, was granted later in 2002. The current deadlines are as follows:

  •
  September 2003: commercial launch of UMTS.
  •
  December 2005: 30% population coverage.
  •
  December 2006: 40% population coverage.
  •
  December 2007: 50% population coverage.
  •
  December 2008: "target" of 85% population coverage.

Contingent assets

        At this moment a number of European operators (including KPN) are of the opinion that the purchase prices of UMTS licenses should have included VAT and therefore KPN Mobile would be entitled to reclaim the VAT charge regarding the acquisition of the license.

        We believe that the VAT amount included in the acquisition price of the UMTS license in The Netherlands amounts to EUR 106 million. Subsequently, we have requested the Ministry of Economic affairs to issue a VAT invoice. A formal request in this regard has been denied.

        Based on the above, we are of the opinion that the VAT amount for E-Plus, BASE and Hutchison 3G UK exceeds EUR 1 billion.

        Currently, we are reviewing our position.

Contingent liabilities

        Our commitments relating to any further investments in Hutchison 3G UK are capped at GBP 150 million.

        On June 4, 2002, we sold 55% of our shares of KPN Netwerk Bouw B.V. (KPN's construction unit) to VWS Telecom B.V., for the amount of EUR 13.75 million. The construction unit was renamed into Volker Wessels Netwerk Bouw B.V. ("VWNB"). VWS Telecom B.V. will acquire the remaining 45% at year-end 2004 for between EUR 8.55 million and EUR 25.65 million. The final price will depend on various factors, including the results of Volker Wessels Netwerk Bouw B.V. in 2003 and 2004.

        We have entered into a Service Framework Agreement with VWNB regarding the designing and building of fixed telecommunication infrastructure. We are required to purchase from VWNB 90% of our designing and building works in 2003-2005 for our fixed telecommunication infrastructure. The sales agreement also contained customary representations, warranties and idemnifications. Under the agreement, we are to indemnify up to a maximum aggregate amount of EUR 10 million.

        As part of the sale of KPN Softwarehouse to Atos Origin, we have guaranteed to Atos Origin to use the services of certain employees who were transferred to Atos Origin for a minimum number of hours per year, which reflects 73.2% of their time. This guarantee ends on August 1, 2004. In the event we do not meet this minimum utilisation, we are required to compensate Atos Origin with a maximum of EUR 16.5 million for the period ending August 1, 2004. Additionally, the sales agreements contained customary representations, warranties and indemnifications for which we are liable up to a maximum amount of EUR 40 million.

        KPN Satcom B.V., our wholly owned subsidiary, and Telstra Corporation Ltd. ("Telstra") entered into a joint venture and shareholders agreement regarding Xantic B.V. Under this agreement, Telstra has a put option with respect to its 35% shareholding in Xantic, which is exercisable as from May 2002. The put option can only be invoked after determination of the fair value of Xantic by an independent third party and in accordance with the joint venture and shareholders agreement. KPN Satcom has the right to start a joint sale process instead of purchasing the Xantic shares from Telstra.

        Within the scope of the sale of cable activities by Vision Networks, we stand surety for obligations towards the buyers with a maximum of EUR 363 million until June 15, 2004.

        In our efforts to sell our non-core assets, we may be subject to the new consolidation rules under FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51" as we continue to hold significant involvement with the purchasers of our assets through service level agreements and certain specific guarantees. It is reasonably possible that these entities will be consolidated under FIN 46 in 2003. The impact has already been disclosed in this section.

Available financing sources in 2003

        As of December 31, 2002, we had cash and cash equivalents of approximately EUR 2.66 billion. In addition to the available cash and cash equivalents, cash flows from operations and revenues from any further possible sales of non-core assets, we have the following financing sources available:

Global Medium Term Note Program

        As of December 31, 2002, the outstanding financing capacity under our USD 10 billion Global Medium Term Note program (available since April 1997) amounts to approximately EUR 5.35 billion. The MTN program contains no commitments from investors to provide funding to us.

Securitization program

        We have a securitization program of receivables from retail customers with a maximum amount of EUR 250 million at our disposal. Under this program, we transfer billed and unbilled receivables to a variable interest entity, whose assets and liabilities are fully consolidated. The total available amount depends on the available amount of billed and unbilled receivables. Currently EUR 50 million is drawn under this program. The interest rate on this debt is approximately EURIBOR + 0.4%. If our credit rating ceases to be BB+/Ba1 or higher, the total available amount will decrease because we will no longer be able to sell unbilled receivables. The program terminates if our credit rating ceases to be BB/Ba2 or higher.

EUR 1.75 billion multi-currency revolving credit facility

        On May 17, 2002, we concluded a new EUR 1.75 billion credit facility, which replaced the EUR 2.5 billion-credit facility concluded on November 16, 2001. The size of the facility has been reduced because of our improved cash position. We have not drawn any funds under this facility. The final termination date for the new facility is November 16, 2004. The early termination date, which would have been applicable if we would not have certain minimum credit ratings, has been deleted. In addition, the restriction on our total level of consolidated net debt at any given time during the term of the facility has been deleted.

        The requirements with respect to our EBITDA levels have been amended. Our ratio of EBITDA to net interest expense is now required to be equal to or greater than 2.75:1 as of June 30, 2002, gradually increasing to a minimum of approximately 4.00:1 at June 30, 2004. Our ratio of total consolidated net borrowings to EBITDA may not exceed 4.75:1 at June 30, 2003, gradually decreasing to 3.50:1 at June 30, 2004. The facility no longer imposes minimum requirements for our EBITDA in absolute terms. EBITDA is defined as the EBITDA of the KPN group excluding extraordinary and exceptional items.

        The foregoing covenants relating to EBITDA are tested semi-annually on a rolling basis for the immediately preceding twelve months. As of December 31, 2002 we were not in breach of any of the above-mentioned covenants.

        The facility also requires that our fixed line business remains 100% owned by us. In addition, the facility requires that KPN Mobile N.V. remains a subsidiary, unless the majority lenders approve that KPN Mobile N.V. ceases to be a subsidiary. The facility restricts certain subsidiary borrowings.

        The facility prohibits us from paying dividends in cash on our ordinary shares and also restricts the amount of cash consideration that we may pay for acquisitions to EUR 150 million in each 12-month period ending September 30. However, under the amended facility these restrictions do not apply when we have a credit rating of at least BBB with S&P and Baa2 with Moody's (in each case with a stable outlook). Our current rating is BBB with S&P (positive outlook) and Baa3 with Moody's (positive outlook).

        The facility also prohibits the early redemption of public debt maturing after November 16, 2004.

        However, we are allowed to redeem public debt early if (i) the early redemption is funded by other debt maturing after 2006 or by an equity issue, or (ii) the early redemption is of public debt maturing in 2005 and does not exceed, in aggregate, EUR 900 million. If any such early redemption is of the EUR 1.5 billion subordinated convertible bonds maturing in 2005, we must also have a credit rating of at least BBB- with S&P and Baa3 with Moody's at the time of the early redemption and S&P and Moody's must have confirmed that, taking into account the proposed early redemption, there will be no deterioration in our credit rating or credit outlook.

        The facility may not be utilised for the purpose of redeeming or redeeming early the BellSouth subordinated loan facility, other subordinated debt or public debt. Furthermore, the facility requires that we may not amend the provisions as to subordination contained in the BellSouth subordinated loan facility.

        In addition, the facility provides that we may not enter into a statutory merger (juridische fusie) without the prior consent of the lenders representing two-thirds of the facility amount and that none of our principal subsidiaries nor the Group as a whole may enter into any amalgamation, demerger, merger, corporate reconstruction or reorganization if such event would have a material adverse effect on either the ability of the obligors under the facility to perform their obligations under the facility or on our business or financial condition and that of our subsidiaries taken as a whole. Many of our other capital resources contain a similar covenant.

        If we fail in the future to comply with any of the covenants contained in the facility, we may be required to immediately repay any outstanding indebtedness under the facility, and we may be unable to access funding under the facility, if any. In addition, a default under the facility may trigger defaults under other financing arrangements, requiring us to repay other indebtedness as well. In the same way, defaults under other financing arrangements may trigger defaults under this facility. The interest rate payable on drawings under the facility will be EURIBOR (or LIBOR, depending upon the currency of drawing) plus an applicable margin, which varies depending on our long-term (unsecured) debt ratings by S&P and Moody's. The margins have been improved and are determined by the lower of the two ratings by the rating agencies as follows:

Rating versus margin

Rating	Margin
BBB+/Baa1 or better	1.00%
BBB/Baa2	1.25%
BBB-/Baa3	1.50%
BB+/Ba1	3.25%
BB/Ba2 or lower	4.00%

        We are currently renegotiating this credit facility.

        We believe that our cash flow from operations, the proceeds of future non-core asset sales together with our cash balances and available capacity under our existing facilities as described above, will be sufficient to meet our present working capital needs. We may need to incur additional debt to implement and execute our business strategies and to refinance existing debt. Financing and refinancing conditions will largely depend on future market conditions, our credit ratings, the telecommunications industry ratings, results of operations and future prospects, and we cannot be certain that financing will be available to us on favorable terms or at all.

Material Capital Resources Covenants

        In addition to the financing restrictions mentioned above, our existing capital resources contain the following material covenants, which could trigger a requirement for an additional financial obligation or an early redemption of the outstanding indebtedness.

Eurobond 2001-2006 (EUR)/Eurobond 2001-2008 (GBP)

        These bonds contain a rating step-up provision which offers each noteholder a 0.375% increase in the interest rate for each notch downgrade below either Baa2 by Moody's or BBB by S&P, and a rating step-down provision which results in a 0.375% decrease in the interest rate for each notch upgrade (up to the initial interest rate).

        Additionally, we may be required to redeem the outstanding bonds early, in the event (i) we consolidate with or merge into another person (other than a merger of a subsidiary into us in which we are a continuing corporation) or convey, transfer or lease all or substantially all of our properties and assets to another person without the prior approval by the noteholders, and (ii) the rating assigned to the notes after giving effect to any such transaction is lower either than Baa3, in the case of Moody's, or BBB-, in the case of S&P.

BellSouth Subordinated Loan Facility

        This facility will become payable in the event we no longer own, directly or indirectly, the majority of the shares of KPN Mobile.

Information about Market Risk

        As a result from our international operations, we are exposed to various kinds of market risks in the ordinary course of business. These risks include foreign currency exchange rate risks, interest rate risk, credit risk, legal risks and country risks.

        We have established policies that deal with the use of derivative financial instruments in order to reduce foreign currency exposure and to manage our interest rate profile. Our centralized Corporate Treasury operations match and manage all intercompany and external foreign currency reported by our various business operations and Group companies. Hedges are applied on a full coverage basis, when economically feasible. Our interest rate risk policy is designed to match funding structures with the risk profile of the underlying assets.

        Derivative financial instruments are used solely for the purpose of hedging underlying exposures. Business operations or Group companies are not allowed to enter into speculative derivative financial instruments.

        Credit risk is mitigated by strict policies on client acceptance and counterparty limits. Legal and country risks are reviewed by local management and our central legal department on a case-by-case basis.

        For more information, please see Item 11, "Quantative and Qualative Disclosure about Market risk" in Form 20F, and the note "Fair Value of Financial Instruments" in our consolidated financial statements.

Critical Accounting Policies and Estimates

        The following discussion has been prepared in accordance with accounting principles generally accepted in The Netherlands ("Dutch GAAP") and in the United States ("US GAAP"). Dutch GAAP differs in certain respects from US GAAP. The preparation of our financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts in our consolidated financial statements, accompanying notes and the Information on US GAAP. Where the accounting principles under US GAAP differ significantly from Dutch GAAP, specific to our Critical Accounting Policies and Estimates, we have described the accounting policies and methods used in the preparation of our consolidated financial statements and the note on information on US GAAP. The general notes to our consolidated financial statements and information on US GAAP describe the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements and Information on US GAAP. We base our estimates on historical experience, independent valuations and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies and estimates affect our significant estimates, judgments and assumptions used in the preparation of our consolidated financial statements and Information on US GAAP:

  •
  Impairments of goodwill and other long-lived assets;
  •
  Useful lives of long-lived assets and valuation of intangibles;
  •
  Deferred taxes;
  •
  Pension and other post-retirement benefits;
  •
  Revenue recognition and allowance for doubtful accounts;
  •
  Restructuring;
  •
  Litigation and contingencies; and
  •
  BellSouth's exchange right.

Impairments of goodwill and other long-lived assets

        The inherent management estimates and assumptions used in determining whether an impairment charge should be recognised are as follows:

  •
  Determining our lowest cash generating units;
  •
  Projecting recoverable amounts for determining fair values of our lowest cash generating units and reporting units; and
  •
  Determining discount rates.

        We believe that estimates of recoverable amounts are susceptible to change from period to period because it requires management to make assumptions about future sales, related cost of sales, and capital expenditures. In estimating future revenue, we use our internal projections that are developed based on our strategic plan for existing and new product offerings, expected average revenue per user (ARPU), and customer base growth. Estimates of our future operating expenses and capital expenditures are developed based on our expected levels of revenue growth, timing of the building of our UMTS networks, expected success of our network sharing agreements, and changes in governmental regulations and requirements. The judgements underlying our projections can vary significantly from year to year due to economic conditions, technological advances, changes in the business or regulatory environment, or other factors outside of our control. If our projections of recoverable amounts change as a result of these changes especially in our business models, our anticipated time frame of the roll out of the UMTS network, communication technology or the regulatory environment, we may have to recognize additional impairment charges on goodwill, licenses and other long-lived assets.

        In addition, we have determined that the contractual term of each license is equal to the useful life of the UMTS license and we project future cash flows over this period. If the actual useful life of our UMTS licenses is different than the contractual life, additional impairment charges may be appropriate.

        In accordance with Dutch and US GAAP we assess the impairment of intangible fixed assets (such as our UMTS licenses and goodwill), property, plant and equipment, financial fixed assets and participating interests. Factors we consider important which could trigger an impairment review include the following:

  •
  Significant declines in the asset market value, more than would be expected as a result of the passage of time or normal usage.
  •
  Significant changes in the manner of use of the acquired assets or the strategy for our overall business.
  •
  Significant underperformance relative to expected historical or projected future operating results.
  •
  Significant adverse industry or economic trends.
  •
  Significant obsolescence or physical damage of an asset.

Dutch GAAP

        When one or more of the above indicators of impairment exists, we review the recoverability of the carrying value of intangibles and other long-lived assets. We review the recoverable value, based upon external valuations and discounted future cash flows. For the purpose of the impairment test, we compare this recoverable amount, being the net selling price, with the carrying value of our assets. Our projections of the recoverable amounts are based on our current views, which may change over time, growth rates for the related business, and anticipated future economic, and regulatory and political conditions.

        In 2002 we recognized impairment charges for a total amount of EUR 1.8 billion (2001: EUR 14.1 billion) in connection with impairments on goodwill on our investments in E-Plus and BASE; of EUR 5.4 billion (2001: EUR nil) in connection with impairments on UMTS and GSM licenses; and EUR 1.9 billion (2001: EUR 0.1 billion) in connection with write down of our investments in KPNQwest, Hutchison 3G UK and Ceský Telecom.

US GAAP

        We assess the impairment of goodwill whenever there is a triggering event or on an annual basis in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The standard requires a two-step process be performed to analyze whether or not goodwill or other intangible assets have been impaired. Step one is to test for potential impairment, and requires that the fair value of the reporting unit be compared to its book value including goodwill. In order to determine the fair value of the reporting unit, significant management judgment with the assistance of a third party valuation specialist is applied in order to estimate the underlying discounted future cash flows. If the fair value is higher than the book value, no impairment is recognized. If the fair value is lower than the book value, a second step must be performed. The second step is to measure the amount of impairment loss, if any, and requires that a hypothetical purchase price allocation be done to determine the implied fair value of goodwill. This fair value is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, impairment must be recorded for the difference.

        We apply SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in order to determine whether or not an asset is impaired. We assess the impairment of identifiable intangibles (licenses and other intangibles) property plant and equipment, and financial fixed assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When we determine that the carrying value of intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above mentioned triggering indicators of impairment, and based on the carrying value of the asset being less than the undiscounted cash flows, we measure an impairment based on a projected discounted cash flow method using a discount rate determined by our management with the assistance of a third party valuation specialist to be commensurate with the risk inherent in our current business model.

        In 2002 we recognized a transition impairment charge upon adoption of SFAS No. 142 as of January 2002 for a total amount of EUR 14,179 million which was recorded as a change in accounting principle. In June 2002, we reviewed our goodwill and other long-lived assets for recoverability due to certain changes in our business model and economic environment. As a result, we recognized impairment charges for a total amount of EUR 1,439 million in connection with impairments on goodwill on our investments in E-Plus and BASE; of EUR 1,273 million in connection with impairments on our licenses; and EUR 1,571 million in connection with impairments on our investments in KPNQwest and Hutchison 3G UK. If our projections for future cash flows change as a result of changes in our business models, our anticipated time frame of the roll out of the UMTS network, communication technology or the regulatory environment, we may have to recognize additional impairment charges on goodwill, licenses and other long-lived assets.

Useful lives of long-lived assets and valuation of intangibles

Useful lives of long-lived assets

        Long-lived assets, consisting primarily of property, plant and equipment and intangibles, comprise a significant portion of our total assets. Changes in technology or changes in our intended use of these assets may cause the estimated period of use or the value of these assets to change. We perform internal studies on an annual basis to confirm the appropriateness of our estimates of the economic useful lives for each category of current property, plant and equipment and other long-lived assets. In determining the initial and remaining estimated useful life of a long-lived asset, management estimates (1) the physical life of the asset; (2) the technological life of the asset; (3) the lives for similar productive assets; and (4) the expected period that benefits will be derived from the asset. The foregoing estimates and assumptions are inherently uncertain and subject to change, including factors outside our control. If the estimated useful life is shortened, we depreciate or amortize the remaining value of the asset over the revised remaining life of the asset.

Valuation of intangibles for purchase accounting

        We allocate the cost of acquired companies to tangible and identifiable intangible assets and liabilities acquired by reference to their fair values. The remaining amount is recorded as goodwill. The value assigned to the identifiable assets is determined by reference to an active market, independent appraisal or estimated by our management based on cash flow projections which include estimates and judgment regarding expectations for the economic useful of the products and technology acquired. In the latter situation, where appropriate, third party valuation specialists are involved.

        The allocation of costs to identifiable assets under US GAAP may differ from the allocation under Dutch GAAP. Under Dutch GAAP, certain intangible assets are not distinguished, such as brand name and customer base. Under US GAAP these elements are recognised as separate intangible assets.

Deferred taxes

        As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. The estimates are consistently applied under both Dutch and US GAAP. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as the valuation of our tangible fixed assets and provisions. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we recognize these assets in part or not at all. To the extent the likely recovery of deferred tax assets changes, we include an expense or a gain within the tax charge on our statement of income for the relevant period. Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the valuation of deferred tax assets. Management reviews all available evidence to determine whether, based on the weight of that evidence, a valuation allowance is needed. We consider future taxable income projections, historical results and ongoing tax planning strategies in assessing the recoverability of deferred tax assets. In the event that actual results differ from these estimates due to future changes in income tax law or results from final review of our tax returns by taxing authorities, we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations. The net deferred tax asset as of December 31, 2002 was EUR 111 million (2001: EUR 667 million).

Pensions and other post-retirement benefits

        Retirement benefits constitute a current cost of our normal business operations but represent obligations that will not be definitively settled until far in the future. We have two pension plans: Stichting Pensioenfonds KPN and Stichting Ondernemingspensioenfonds KPN. We contribute monthly premiums to the pension plans and, in addition, certain pension provisions are recorded in the balance sheet, such as early retirement benefit provisions. These provisions are based on actuarial assumptions and certain methods customary in The Netherlands.

Dutch GAAP

        US GAAP pension accounting differs significantly from Dutch GAAP pension accounting. Under Dutch GAAP our pension expenses in our statement of income relate to the contributions we pay to our pension funds. Our contributions are based on a dynamic model, which includes future expectations on return on assets, rate on compensation increases, and other assumptions. Any refunds received from these funds are off set against our pension expenses in our statement of income. In accordance with Dutch pension law we are liable for any shortfalls in our pension funds. Additionally, the funding agreement between KPN and its pension funds provide in additional pension charges if funding levels or coverage ratios (being the ratio of the fair value of the investments of the pension funds to the pension liabilities) fall below certain predetermined thresholds. Due to significant decline in the capital markets we expect the shortfall of the Stichting Pensioenfonds KPN and the Stichting Ondernemingspensioenfonds to be EUR 385 million at December 31, 2002. Under the current estimates and payment schedule, which aims at funding the total shortfall over a period of seven years, the obligation at year-end 2002 amounts to EUR 52 million, As a result we have recognized an additional pension liability for the year ended of EUR 52 million. If capital market conditions will further decline in the future we may have to recognize additional pension liabilities.

        Our early retirement plan is neither funded nor insured through a third party, but is directly paid by us to our early retirement employees. In accordance with Dutch GAAP, we recognize a provision for all benefits that will become a payment within the period of the then current Collective Labor Agreement (as of December 31, 2002, the applicable period was 2 years). This implies that the early retirement charge will remain significant until our obligation to fund the early retirement plan ceases, which will occur in 2011. As of December 31, 2002 we recognized under Dutch GAAP a provision for future payments under our early retirement plan of EUR 338 million (2001: EUR 304 million).

        Cash contributions for our defined benefit and contribution plans, the funding of the shortfall and payments for early retirements are expected to amount to EUR 220 million in 2003.

US GAAP

        Under US GAAP, pensions are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions" as defined under US GAAP. The accounting for pension costs is determined by standardized accounting and actuarial valuations. Inherent in these valuations are key assumptions, which include: employee turnover, mortality, retirement ages, discount rates, expected long-term returns on plan assets, and future wage increases, which are usually updated on an annual basis at the beginning of each fiscal year. Actual circumstances may vary from these assumptions, giving rise to a different pension liability, which would be reflected as an additional gain or loss in our statements of income.

        Changes in the related pension benefit costs may occur in the future due to changes in assumptions. The key assumptions used in developing our fiscal year 2002 net pension benefit costs were a 5.5% discount rate, a 7.3% expected return on plan assets, a 2.0% rate for price inflation and a 3.0% rate of future wage increases. In 2002, our net periodic pension benefit cost was EUR 51 million compared to EUR 16 million in 2001. Our net pension benefit cost is expected to increase to approximately EUR 166 million during 2003, primarily as a result of lower plan assets and a reduction in the expected return on plan assets from 9.5% to 7.3% reflecting a revised investment portfolio.

Revenue recognition and allowance for doubtful accounts

        Our revenues are derived from telecommunication services and products, which includes Fixed-network, Communications, and Business Solutions. Our revenues are comprised of the following sources:

  •
  Traffic fees;

  •
  Subscription fees;

  •
  Non-refundable connection fees and other initial fees;

  •
  Telecommunication Equipment;

  •
  Services; and

  •
  Other sources of revenues.

        Traffic fees are charged at an agreed price for a fixed duration of time or capacity and are recognized as revenue under both Dutch GAAP and US GAAP based upon usage of our network and facilities. Subscription fees generally consist of periodic charges and are recognized as revenue over the associated subscription period. Non-refundable connection fees and other initial fees are generally charged at the outset of a service contract. Under Dutch GAAP we recognized non-refundable connection fees and other initial fees upon connecting the customer to our network. Under US GAAP in accordance with SAB 101, we defer recognition of non-refundable connection fees and other initial fees and recognize these over the estimated customer relationship period. We also defer the associated direct expenses over the estimated customer relationship period for an amount equal to or less than the amount of deferred revenues. Estimates related to the recognition of revenue are based on historical information and management estimates of the expected customer-relationship period. If the length of the estimated customer relationship period increases or decreases, the amounts of deferred revenue and deferred expense is adjusted over the revised estimated life.

        We sell products and services under bundled contract arrangements, which contain multiple deliverable elements. These arrangements typically include networking equipment and monthly services for which the customer pays for the delivered element upon completion and the services on a monthly basis. Under Dutch and US GAAP revenues under these arrangements are allocated based upon estimated fair values of each element. Management reviews the revenue allocation methodology by determining the fair value of the various components based on comparing the individual prices for each element to the same equipment or services that we sell to other customers on an individual basis.

        Indefeasible right-of-use agreements, or IRUs, represent the lease of network capacity or dark fiber. Buyers of IRU services typically pay cash upon execution of the contract. We account for our IRU sales as leases. We determine whether our leases meet the criteria to be recorded as financing leases and as such the fair value of the IRUs are recorded as revenues immediately. Transactions that do not meet the criteria for finance lease accounting are accounted for as operating leases and revenue is recognized over the term of the lease. For the year ended December 31, 2002 our revenue from capacity sales of IRU's recorded in our statement of income was not significant.

        The pricing of a number of our services is subject to regulatory oversight by the Dutch regulatory authority, OPTA. As a result, some of the services we provide are required to be cost-based. The regulatory oversight also covers services, competition and other public policy matters. Different interpretations of the costing models we use and rulings on issues or differences of opinion may result in adjustments to our revenues. We monitor these proceedings closely and make adjustments to revenue to the extent that future OPTA rulings can have retrospective impact. Additionally, tariff discrepancies, which are raised by some of our customers may result in adjustments to our revenues. We monitor these proceedings closely and make adjustments to revenue accordingly.

        We recognize our revenue streams gross of costs when we act as the principal in the arrangement. Conversely, we sometimes act as an agent and receive a commission for our services. In these agency relationships, we recognize our revenues net of costs. In assessing whether revenue should be reported gross or on a net basis, management reviews whether KPN acts as the principal, whether they hold the risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns.

Allowances for doubtful accounts

        Under both Dutch and US GAAP we maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Management regularly reviews the adequacy of the allowance after considering the size of the accounts receivable balance, historical bad debts, customer's expected ability to pay and our collection history with each customer. Management reviews significant individual invoices that are past due to determine whether an allowance should be made based on the factors described above. The allowance for doubtful accounts represents our best estimate, but changes in circumstances discussed above may result in a change to the amount of the allowance.

Restructuring

        We monitor our organizational structure and associated operating expenses periodically. Depending on events and circumstances we may decide to restructure our business to reduce operating costs which may include terminating employees, abandoning lease space and incurring other exit costs.

        In 2002, we recorded under Dutch GAAP and US GAAP a provision for restructuring and redundancies related to our operations. For the purpose of calculating restructuring provisions, we made estimates of the costs based upon our restructuring program. These estimates include severance and early retirement payments, incentives for finding a new job, the total period former employees will receive a payment from us, termination fees and penalties for rents and contracts with suppliers. However, future results may differ from these estimates and we may be required to recognize additional charges relating to restructuring and redundancies. We record a restructuring provision under US GAAP under the same guidelines as Dutch GAAP, except that communication to the affected employees must occur prior to period-end under Dutch GAAP.

Litigation and contingencies

        We are a party to lawsuits, claims, investigations, and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. We review the current status of any pending or threatened proceedings with our legal counsel on a quarterly basis. In determining whether provisions are required with respect to pending or threatened litigations management reviews the following (1) period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (2) degree of probability of an unfavorable outcome; and (3) ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, we recognize any loss that we consider probable and reasonably estimable as of the balance sheet date.

BellSouth's exchange right

        The exchange right was issued on February 24, 2000 and related to BellSouth's right to convert its 22.51% interest in E-Plus into either KPN or KPN Mobile shares. Under both Dutch and US GAAP, the exchange right was recorded as a financial instrument at fair value on the acquisition date.

        Under Dutch GAAP, the value of the exchange right was fixed on the date of acquisition, February 24, 2000 and remained fixed until exercise of the exchange right. Under US GAAP the exchange right was accounted for as a financial instrument valued at fair value at balance sheet date and marked-to-market. The changes in the fair value of the exchange right were recognized in our statement of income as financial income and expenses. The exchange right represented the difference between the fair value of the remaining 22.51% in E-Plus and the fair value of KPN shares or KPN Mobile shares to be issued in exchange. We used an independent third party appraiser to value the exchange right. The following elements are considered as part of this appraisal:

  •
  The fair value of E-Plus;

  •
  The fair value of KPN shares;

  •
  The fair value of KPN Mobile shares (which are not listed); and

  •
  The likelihood of BellSouth converting into KPN shares or KPN Mobile shares.

        The valuation of the exchange right was therefore subject to a number of estimates. The actual results may differ from these estimates.

        On March 13, 2002, BellSouth exercised its exchange right on KPN shares. Under Dutch GAAP, the fair value of the exchange right was calculated as of March 13, 2002 and included in our balance sheet at December 31, 2001. For a more detailed discussion of the exchange right, reference is made to the notes to our consolidated financial statements.

        Under US GAAP the exchange right was valued each reporting period and remeasured to fair value and included as a reconciling item until the exchange right was exercised on March 13, 2002. For a more detailed discussion of the exchange right, reference is made to the section "Information on US GAAP" in our consolidated financial statements.

Recent Accounting Pronouncements

Dutch guidelines

        In November 2002 the Dutch Council for Annual Reporting has issued the 2002 edition of the Guidelines for Annual Reporting. The following changes have been made to the guidelines which may impact KPN's accounting in 2003:

  •
  A change in method of estimation is not a change in accounting principle, but a change in estimate (RJ 140). The cumulative effect of a change in estimate may therefore no longer be accounted for as an adjustment to the opening balance of equity, but should be accounted for in line with RJ 145 (see below);

  •
  Retroactive treatment of changes in accounting estimates is no longer allowed, but these changes should be accounted for in whichever current or future period is impacted (RJ 145);

  •
  The proposed appropriation of result (dividends) should not be recorded as a liability in the financial statements for the current financial year, but should be accounted for within equity (RJ 160); and

  •
  Additional detailed guidance and examples have been provided with regard to revenue recognition for several categories of revenue (RJ 270).

        We are currently investigating possible effects of the new guidelines on our financial reporting.

        In addition, proposed legislation was announced regarding the treatment of intangible fixed assets. This proposed legislation reflects changes in the Guidelines for Annual Reporting, which were already applied by KPN.

US GAAP accounting pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets", which is effective for KPN as from January 1, 2003. SFAS No. 143 requires, among other things, that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made and KPN has a legal obligation to do so. A legal obligation can result from (i) a government action, such as a law or ordinance, (ii) an agreement between entities, such as a written or oral contract, or (iii) a promise conveyed to a third party that imposes a reasonable expectation of performance upon the promisor under the doctrine of promissory estoppel.

        The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The asset retirement cost is subsequently allocated to expense (as depreciation or impairment) over the useful life of the related long-lived asset. The liability is discounted and subsequently accreted using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. The accretion amounts must be recognized as an increase in the carrying amount of the liability and classified in the statement of income as other operating expense.

        We are currently assessing the impact of the adoption of this statement on our financial position, results of operations and cash flows.

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognised and measured initially at its fair value in the period in which the liability is incurred. Previously a liability for an exit cost was required to be recognised at the date of an entity's commitment to an exit plan, however this does not, by itself, create a present obligation to others that meets the definition of a liability. SFAS 146 will be effective for KPN for any exit or disposal activities that are initiated after December 31, 2002. We are currently assessing the impact of the adoption of this statement on our financial position, results of operations and cash flows.

        In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability (at fair value) be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure (but not the accounting) requirements of FIN 45 are effective for KPN's 2002 financial statements.

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The disclosure (but not the accounting) requirements of FIN 46 are effective for KPN's 2002 financial statements, regardless of the date on which the variable interest entity was created.

        In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 will be effective for interim periods beginning after June 15, 2003. We are currently evaluating the impact of adoption of EITF 00-21 on our financial position and results of operations in 2003. We are currently assessing the impact of the adoption of this issue on our financial position, results of operations and cash flows.

International Financial Reporting Standards (IFRS)

        The European Committee has decided that, with effect from January 1, 2005, all listed companies in Europe have to comply with International Financial Reporting Standards, or IFRS (formerly known as International Accounting Standards).

        Although in The Netherlands, the Dutch council for annual reporting ("Raad voor de Jaarverslaggeving") is in the process of adopting IFRS standards as much as possible in new reporting standards, still a number of differences between Dutch GAAP and IFRS remain.

        At this moment, we believe that the following IFRS standards may impact our financial statements:

  •
  Property, Plant and Equipment (IAS 16).

  •
  Revenue (IAS 18).

  •
  Employee Benefits (IAS 19).

  •
  Financial Instruments: Disclosure and Presentation (IAS 39).

        In addition, the level of disclosure under IFRS is generally more extensive than under current Dutch GAAP.

        In order to comply with the changes in reporting requirements, we have established a project team, sponsored by the Board of Management, which is responsible for the conversion to IFRS. We are currently in the process of investigating the differences between Dutch GAAP and IFRS in order to assess the impact the conversion to IFRS will have on our financial position, results of operations and cash flows, our internal and external financial reporting, our accounting systems and procedures, treasury issues (such as debt covenants and risk management), our day-to-day business, and the training and education of our workforce. This assessment will be finalised in the course of 2003 and will result in a detailed conversion plan. We expect to finalize the conversion to IFRS by mid-2004.

C.    Research and development

        Our research and development expenditures totaled approximately EUR 32 million in 2002, EUR 46 million in 2001 and EUR 57 million in 2000.

        On January 1, 2003, TNO, the Dutch organization for applied scientific research, took over KPN Valley, which encompasses our research and development activities. The research activities have become the core of a new TNO institute, named TNO Telecom. Parts of other institutes, specializing in telecommunications and ICT, will be added by TNO to this new institute.

        We intend to maintain and further develop our relationship with TNO Telecom. We wish to benefit from the telecommunication knowledge that will be realized by TNO Telecom, to support the necessary innovations within KPN. Since we intend to remain a key client of TNO Telecom, a long-term contract with TNO has been signed.

        For a discussion of our intellectual property, see "Item 4.B—Information on the Company—Business Overview—Intellectual Property".

D.    Trend information

        In the past decade, we have experienced significant growth in our mobile division and in Internet and data traffic services. In order to keep pace with the fast-changing market circumstances and demands, we invested heavily in fixed and mobile network infrastructure, acquired UMTS licenses and acquired or set up new activities and business units in new markets and countries. During the last few years, the significant expansion of our activities and the deterioration of our financial position made us reconsider and revise our strategy, and restructure and refinance our activities.

        In addition, the European trend towards deregulation has led to a number of new entrants in our traditional markets. OPTA, the Dutch telecommunications regulatory authority, has had and still has a significant impact on our tariffs and activities in general. Examples are cost-based tariffs for the wholesale market, unbundled access to our local loop, (local) Carrier (Pre) Select and access to our main distribution frame. In general, the OPTA measures have had an adverse effect on wholesale prices. More recently, OPTA is moving towards the regulation of certain tariffs in the mobile market.

Fixed Networks

        In our Fixed Networks division, we continue to experience a shift from retail towards wholesale business. In our traditional Fixed-Telephony retail market, we are losing market share and volumes due to increased competition, for example caused by (wholesale) Carrier (Pre) Select services, for long distance calls as well as for local calls, the introduction of wholesale Internet-Originating services, mobile only solutions, increased broadband penetration and new initiatives by competitors such as cable telephony. Our Fixed Telephony unit experienced significant growth in retail volumes up until 2001, which was primarily driven by increased Internet usage. The growth in the retail market has now reversed as the Carrier (Pre) Select services and Internet services that we offer on the wholesale market are no longer handled and billed by Fixed Telephony. This does not necessarily imply a loss of volumes for our Fixed Networks division as a whole as a shift from retail towards wholesale takes place. However, the retail market, in general, has higher margins than the wholesale market. For the future, we expect to see a further decrease in Internet volumes, due to increased broadband penetration (ADSL) and the success of the Internet-originating model. On the other hand, we seek to strengthen our position in the voice market by customer retention and new services for consumers and small and medium-sized enterprises such as bundled packages and SMS on fixed line. In 2002, we were able for the first time in years to increase our tariffs for calls and subscriptions. However, most tariffs remain subject to OPTA approval, and competition remains fierce in the voice market.

        The declining trend in volumes in the retail market creates opportunities for our other business units within Fixed Networks. Our unit Carrier Services provides wholesale services to other operators and ISPs, enabling them to enter the market without having their own network. In 2001, we faced a deterioration of market conditions with a downward pressure on prices and volumes and a reduction in the number of operators. In addition, OPTA required us to provide services, such as Main Distribution Frame ("MDF") Collocation and MDF access. These services did not develop as expected and led to higher than anticipated costs. In 2001, OPTA stipulated that we had to increase the difference between wholesale and retail tariffs, which led to a decrease of 25% in wholesale tariffs as of July 1, 2001. In 2002, further price decreases of approximately 5% took place in this market segment (which is heavily regulated by OPTA). We believe our tariffs are currently among the lowest in Europe. Although the price decreases negatively impact our revenues, the introduction of new services such as wholesale Internet-Originating services and local Carrier PreSelect, has led to higher traffic volumes in our Carrier Services unit. In addition, we seek to optimize our network capacity by attracting transit volumes and international traffic, which generates a modest margin.

        Our ISPs Planet Internet, Het Net and XS4ALL (included in our unit CIMS) have a strong position in the Dutch market. During 2002, our ISP Het Net terminated free Internet provision and migrated its customers successfully to paid Internet provision without significant loss of customers. In addition, our ISPs benefited from the increasing penetration of broadband (ADSL) resulting from intensified marketing and promotion activities and the introduction of ADSL Lite, a less expensive variant of ADSL. Also, the Internet-originating services offered by Carrier Services enable our ISPs to charge their own customers for their Internet usage and develop their own marketing and pricing strategy. We believe that these developments, together with our strong market position, provide us with a sound basis for future growth.

        SNT, in which we hold a 50.78% interest, reported growth as a result of acquisitions completed in 2001 as well as an increase in activities. We believe that the strong position of SNT in the Dutch and European markets will enable them to grow further.

        In 2002, we launched our restructuring program with a tight focus on the efficiency of operations, cost control, including work force reduction, and capital expenditures without jeopardizing the quality and reliability of our networks and services. This has led to significant cost savings, specifically within our Fixed Network Operator unit, which is also visible in the improvement of our EBITDA margin and cash flow provided by operating activities. We continuously seek for opportunities to improve the efficiency of our operations and for additional cost savings.

Mobile

        The Mobile telecommunications market for voice services has experienced significant growth in the past years. In 2001, penetration in our core markets in The Netherlands, Germany and Belgium reached saturation levels and the number of customers and market shares seemed to stabilize. We recognized substantial impairment charges on goodwill (in 2001 and 2002) and UMTS licenses (in 2002) in Germany, and on goodwill and GSM/UMTS licenses in Belgium in 2002, as the growth rates we expected in our business plans as well as the timing of expected future cash flows did not materialize as originally expected.

        In 2001, we adapted our strategy in The Netherlands and Germany to focus on high value customers (post-paid, business market) rather than on market share. Late 2002, we again focused on increasing our market share in Germany, which resulted in rather high customer acquisition costs in the last part of 2002 and an increase in the total number of customers from 7.0 million at the end of the third quarter of 2002 to approximately 7.3 million at the end of the fourth quarter of 2002.

        We are the market leader in The Netherlands with a market share of 41.9%. We are the third largest operator in Germany and Belgium with a market share of 12.3% and 14.5% respectively. In 2002, we introduced i-mode, the mobile data service developed by NTT DoCoMo, and at the end of 2002, we had 236,000 i-mode subscribers in our core markets.

        We acquired UMTS licenses in The Netherlands, Germany and Belgium. Under these licenses, we are obliged to reach a certain population coverage by the end of 2003 and 2004. We believe we will reach the requirements for the roll out of our UMTS network. Total budgeted capital expenditures for the roll out of our UMTS networks in our core markets from 2003 through 2005 amounts to approximately EUR 1.4 billion.

        For the future, we believe that we will be able to maintain our market position and grow in terms of revenues and operating profit and that we can benefit from the expected increase in demand for mobile data services as Lucio, which offers high speed mobile teleworking solutions to business customers. Specifically in Germany and Belgium, where we are the third largest operator, we expect that we can distinguish ourselves in the market by offering a high quality, competitive network and attractive services to business and other customers. We aim to gain economies of scale by close co-operation between our mobile operators.

        OPTA published policies in 2002 imposing mobile terminating tariffs. Legal proceedings are underway, challenging OPTA's policies. The outcome remains uncertain. If the policies are upheld, or new policies are approved, the revenues and the results of our Mobile division may be materially adversely affected in the coming years.

Business solutions

        In the last few years, the demand for broadband services has increased substantially. However, we have experienced a significant price erosion in this area. KPNQwest, in which we held a 39.9% interest, went bankrupt in 2002, which demonstrates the deterioriation in market conditions and over capacity in these markets. The Business Solutions division has instituted cost reduction programs with a focus on operating efficiency, which we will continue in the future.

        We expect that the price decreases we have experienced in the transmission market will continue. We expect to be able to partly offset this loss of revenues by increased revenues from IP Services, following the expansion of our xDSL portfolio for consumers (ADSL) and businesses (Epacity). Additionally, the "one stop shopping" concept of Integrated Solutions has prooved to be successful in terms of customer retention and satisfaction. In 2002, we acquired certain parts of the KPNQwest network and combined these assets together with other international assets in a new business unit: KPN EuroRings. Although this business is still in a start-up phase, we believe that we can distinguish ourselves by offering high quality connectivity and data transmission services in Europe for Dutch, German, Belgium, French and British corporate clients.

Sale of non-core assets

        Under our non-core asset disposal program, we sold a number of activities and assets. The following table sets out the impact, on the (external) revenues, operating profit and total assets of the major asset disposals (figures are based on the last full year of consolidation):

Amounts in millions of euro	Year of disposal	Estimated impact on external revenues	Estimated impact on operating profit/(loss)	Total assets or equity value
eircom/Eircell(1)	2001	None	None	1,250
KPNQwest (sale of 10% and bankruptcy)	2001/2002	266	-80	1,166
Telkomsel(1)	2001	None	None	68
Pannon GSM	2002	242	46	246
KPN Netwerk Bouw	2002	None	N/a	258
Telefoongids Media	2003	122	55	100
KPN Belgium	2003	69	-118	44
Planet Internet Belgium	2003	20	-15	18
UMC(1)	2003	None	None	36

(1)
eircom/Eircell, Telkomsel and UMC were accounted for as a participating interest.

        In addition to the aforementioned sales, we also outsourced a number of activities, such as Datacenter, End User Services, Software House (to Atos Origin), KPN Logistics (to TNT), and KPN Valley (to TNO). Due to the fact that these units primarily delivered services to our other units and that these outsourced activities will continue to deliver services or products to us, the estimated impact on operating profit or loss is limited.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.
Directors and Senior Management

Large company rules

        We qualify under section 6 (afdeling 6), title 4 of book 2 of the Dutch Civil Code as a large company (grote vennootschap). As such, we have a mandatory two-tier management structure, including a Supervisory Board with broad powers. Our Supervisory Board has, among others, the power to appoint and remove members of the Board of Management as well as to adopt our annual accounts. Some of the resolutions of our Board of Management also are subject to the approval of the Supervisory Board.

Supervisory Board

        The task of the Supervisory Board is to supervise the policies of the Board of Management, our general course of affairs as well as to approve certain resolutions of the Board of Management. The Supervisory Board also assists the Board of Management by providing advice. Our Supervisory Board has the power to appoint its own members. The general meeting of shareholders, the Board of Management and our central works council, as the representative of our employees, may make non-binding recommendations for candidates to fill vacancies on the Supervisory Board. Our Supervisory Board currently consists of six non-executive members. By law, the general meeting of shareholders and the central works council have a right to object to candidates proposed for appointment in certain circumstances and subject to a special procedure before the Amsterdam Court of Appeal. Remuneration for the members of the Supervisory Board is determined at the general meeting of shareholders. The Supervisory Board has two committees: an audit committee and a remuneration & nomination committee.

        The members of our Supervisory Board are:

Name	Date of birth	Start of Term	End of Term
A.H.J. Risseeuw (Chairman)	November 9, 1936	May 2, 2001	2005
D.G. Eustace (Vice-Chairman)	July 3, 1936	April 27, 2000	2004
V. Halberstadt	June 16, 1939	May 11, 1995, April 29, 1999*	2003
C.H. van der Hoeven	September 9, 1947	July 10, 1998, April 25, 2002*	2006	**
D.I. Jager	April 30, 1943	April 25, 2002	2006
M.E. van Lier Lels	October 19, 1959	May 2, 2001	2005

*
Re-appointed.

**
Mr. C.H. van der Hoeven announced in December 2002 that he will step down after our Annual General Meeting of Shareholders on May 12, 2003.

        Mr. A.H.J. Risseeuw is the Chairman of our Supervisory Board and he chairs the Remuneration & Nomination Committee. He has held various management positions with Dutch international companies and is the former President of Getronics N.V. He is among others a member of the Supervisory Boards of Heineken N.V., Samas-Groep N.V., NPM Capital N.V. and AOT N.V.

        Mr. D.G. Eustace is the Vice Chairman of our Supervisory Board and he chairs the Audit Committee. He is the former Vice Chairman of the Board of Management and Chief Financial Officer of Royal Philips Electronics N.V. He is the Chairman of the Board of Smith & Nephew Plc., Chairman of the Board of Sendo plc and a member of the Supervisory Boards of AEGON N.V., KLM N.V., Hagemeyer N.V. and Sonae.com. On March 11, 2003, Mr. Eustace was appointed interim Chief Financial Officer at Ahold.

        Professor V. Halberstadt is member of the Remuneration & Nomination Committee. He is Professor of Public Finance at the University of Leiden, Crown member of the Social Economic Council (SER), member of the ABP Investment Committee, Chairman of the International Advisory Board of DaimlerChrysler AG, International Advisor to The Goldman Sachs Group, Inc. and non-executive director of PA Holding Ltd. Professor Halberstadt is member of the Supervisory Board of TPG N.V., DaimlerChrysler AG and Het Concertgebouw N.V.

        Mr. C.H. van der Hoeven is member of the Audit Committee until the Annual General Meeting of Shareholders 2003. He was President and CEO of Ahold until March 10, 2003. He was reappointed a member of the Supervisory Board on April 25, 2002, which was followed in December 2002 by his announcement of his resignation as member of the Supervisory Board as from May 12, 2003.

        Mr. D.I. Jager is member of the Remuneration & Nomination Committee since May 17, 2002. He held various management positions at Procter & Gamble in Europe, Asia and the United States. He was Chairman of the Board, President and/or Chief Executive Officer from January 1995 through June 2000. He currently is an independent consultant and private investor. Mr. Jager also serves on the Boards of Eastman Kodak Inc., Chiquita Brands International Inc. and Polycom, Inc.

        Ms. M.E. van Lier Lels is member of the Audit Committee since May 17, 2002. She is the Executive Vice President and Chief Operating Officer of Schiphol Group N.V. She is a member of the Supervisory Board of United Services Group N.V. and a member of the Advisory Boards of Delft University of Technology and Rabobank Nederland.

        The members of the Supervisory Board are Dutch citizens, with the exception of Mr. Eustace who is a citizen of the United Kingdom. Mr. Jager resides in the United States.

        The business address of each of the members of the Supervisory Board is Maanplein 55, 2516 CK, The Hague, The Netherlands.

Changes in the composition of the Supervisory Board

        The composition of the Supervisory Board changed in 2002. The former chairman of the Supervisory Board, Mr. K. Hubée, resigned at the Annual General Meeting of Shareholders on April 25, 2002. At the same Annual General Meeting, Mr. D. I. Jager was appointed member of the Supervisory Board.

        As announced in December 2002, Mr. C.H. van der Hoeven will step down at his own request at the Annual General Meeting of Shareholders on May 12, 2003. In consultation with the Board of Management and the Central Works Council, the Supervisory Board intends to appoint Mr. J.B.M. Streppel at the Annual General Meeting to fill this vacancy.

        Prof. V. Halberstadt is due to step down from the Supervisory Board as he reached the end of his four-year term in 2003. He has indicated that he is available for reappointment. In consultation with the Board of Management and the Central Works Council, the Board intends to reappoint Prof. Halberstadt at the Annual General Meeting.

        Furthermore, the Supervisory Board is of the opinion that the number of Supervisory Board members should be increased from six to seven in order to ensure an optimal fulfillment of its tasks. In consultation with the Board of Management and the Central Works Council, the Board intends to appoint Mr. M. Bischoff at the Annual General Meeting.

Audit Committee

        The Audit Committee consists of three Supervisory Board Members. Currently, the Chairman of the Audit Committee is also the Vice-Chairman of the Supervisory Board. The Audit Committee's task is to supervise the (quality of the) accounting and financial reporting practices including quarterly and annual reporting, accounting and financial reporting policies and procedures, the (quality of the) internal control system and internal audit function, the independent external audit of the financial statements, and the performance and evaluation of the external auditor. The Audit Committee reports its findings to the Supervisory Board.

        The responsibility of the Audit Committee in the area of financial reporting and accounting practices is to provide reasonable assurance that the financial disclosures prepared by management adequately reflect KPN's financial condition, results of operations, cash flows and long-term commitments. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures, and each member of the Audit Committee may rely on (i) the integrity of those persons and organizations within and outside KPN that it receives information from and (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations.

        In 2002, the Audit Committee held six meetings. During those meetings, the Audit Committee reviewed and discussed KPN's annual plan, long term business plans, budgets and projections, the financial position and the quarterly and annual results with management. The Committee also discussed various topics related to corporate governance in general and, more specific, the Sarbanes Oxley Act. Besides the Committee met with the internal and the external auditors to discuss their audit findings.

Remuneration & Nomination Committee

        The Remuneration and Nomination Committee consists of three Supervisory Board Members, under supervision of the Chairman of the Supervisory Board. In 2002, the Remuneration and Nomination Committee held four meetings. During these meetings, the Committee discussed the bonuses for the year 2001, the targets for 2002 and the management options that were granted. Other items that were discussed were the principles of director's remuneration and the changes in the composition of the Supervisory Board. The Committee also evaluated the performance of the Board of Management to prepare a discussion by the Supervisory Board. Finally, the Committee prepared the basic principles of the targets for the 2003 remuneration and submitted those to the complete Supervisory Board for final approval. The Remuneration and Nominating Committee reports its findings to the Supervisory Board.

Board of Management

        Our Board of Management is responsible for managing our operations and making related policy decisions. Our Board of Management currently consists of four persons, all of whom are executive employees of KPN. The activities of the Board of Management are supervised by the Supervisory Board, which has the right to appoint, suspend or dismiss members of the Board of Management. The Supervisory Board, however, is required to notify the general meeting of shareholders before appointing a member of the Board of Management and must consult with the general meeting of shareholders before dismissing a member of the Board of Management. Remuneration for members of the Board of Management is set by the Supervisory Board. Certain resolutions of the Board of Management require the approval of the Supervisory Board, including issuances of securities, certain material capital expenditures and termination of the employment contracts of large numbers of employees.

        The current members of our Board of Management are:

Name	Date of birth	Position	Appointed on
A.J. Scheepbouwer	July 22, 1944	Chairman of the Board and Chief Executive Officer	November 1, 2001
J.M. Henderson	April 10, 1948	Member of the Board and Chief Financial Officer	November 9, 1999
G.J.M. Demuynck	March 21, 1951	Member of the Board	January 1, 2003
L. Roobol	March 24, 1956	Member of the Board	April 27, 2000

        Mr. A.J. Scheepbouwer was appointed Chairman of our Board of Management and Chief Executive Officer on November 1, 2001. From 1976 to 1988, he was President of the air freight division of Pakhoed Holding N.V., Pandair Group. In 1988, he was appointed as Managing Director of PTT Post, then part of the national Dutch post and telecommunications operator, Royal PTT Nederland N.V. In 1992, Mr. Scheepbouwer joined the Board of Management of Royal PTT Nederland N.V. In June 1998, the mail, express and logistics activities were demerged from Royal PTT Nederland N.V. and incorporated as a separate company, TPG N.V. of which Mr. Scheepbouwer became the Chief Executive Officer. From June 1998 until September 9, 2001 he was a member of our Supervisory Board. He is currently Chairman of the Supervisory Board of KPN Mobile N.V.

        Mr. J.M. Henderson was appointed member of the Board of Management on November 9, 1999, and has been the Chief Financial Officer since February 1, 2000. He is a former member of the Board of Management and Chief Financial Officer of Schmalbach Lubeca A.G., Germany. Before that he spent many years working for subsidiaries of the Philips Electronics Group in a variety of roles. His last position was that of member of the Board of Management and Chief Financial Officer of Philips Kommunikations Industrie A.G. He is currently a member of the Supervisory Board of KPN Mobile N.V. and Chairman of the Supervisory Board of E-Plus Geschäftsführung GmbH.

        Mr. G.J.M. Demuynck was appointed member of the Board of Management on January 1, 2003 and is responsible for our Mobile division. He joined KPN from Royal Philips Electronics N.V., where he has been CEO of the Consumer Electronics Division since 2000. He has been with Philips since 1976 and worked for the company in the United States as Vice-President Marketing Audio, in South Korea as the Chief Executive Officer of Philips Electronics South Korea, and in Hong Kong as General Manager Business Group Audio. He was appointed member of the Group Management Committee in April 2000, and was responsible for the Division of Consumer Electronics until December 31, 2002. He is currently a member of the Supervisory Board of E-Plus Geschäftsführung GmbH.

        Mr. L. Roobol was appointed member of the Board of Management on April 27, 2000 and is responsible for our Fixed division. As of March 1996, he held various positions within our company, including the position of Director of the business unit Fixed Telephony and Director of the Rotterdam telecom district. Before joining our company he held the position of Managing Director at Novell Benelux B.V. and WordPerfect Nederland B.V. Mr. Roobol was also a management consultant with Deloitte & Touche.

        The business address of each of the members of the Board of Management is Maanplein 55, 2516 CK, The Hague, The Netherlands.

Changes in the composition of the Board of Management

        In 2002, the departure from the Board of Management of two Board members was announced: Mr. P. Smits and Mr. M. Pieters. On January 1, 2003, Mr. G.J.M. Demuynck joined the KPN Board of Management. He is responsible for KPN's Mobile portfolio.

Discharge of liability

        Pursuant to Dutch law, each member of the Supervisory Board and Board of Management is responsible to us for the proper performance of his or her assigned duties. Our articles of association provide that the general meeting of shareholders approves the annual accounts. A discharge granted to our Supervisory Board and to our Board of Management in respect of the exercise of their duties during the financial year concerned does not extend to actions or omissions not disclosed in or apparent from the approved annual accounts, if these actions or omissions were concealed by the director in question, while the discharging shareholders could not have known about these actions or omissions. This discharge of liability may be limited by mandatory provisions of Dutch law, such as in the case of bankruptcy.

B.
Compensation

Supervisory Board

        The table below shows that remuneration paid by the company to current and former Supervisory Board members in 2002 totaled EUR 247,555 (compared with EUR 267,000 in 2001 and EUR 282,000 in 2000).

Remuneration of Supervisory Board

amounts in euro	Remuneration
A.H.J. Risseeuw	50,800
D.G. Eustace	40,600
V. Halberstadt	39,100
C.H. van der Hoeven	39,800
D.I. Jager	26,100
Ms M.E. van Lier Lels	37,700

Total	234,100

Remuneration of the former members of the Supervisory Board

amounts in euro	Remuneration
K. Hubée	13,355

Total	13,355

        In accordance with the by-laws, the remuneration of a Supervisory Board Member is not related to the results of KPN. The remuneration of the Supervisory Board is determined by the general meeting of shareholders. The current annual remuneration (determined in the general meeting of shareholders of May 2, 2001) for the chairman was set at EUR 48,000 and for the members at EUR 37,000. The Chairmen of the committees receive a fee of EUR 900 and the members of the committees receive a fee of EUR 700 for attending meetings of the committees.

        KPN does not grant options to the Supervisory Board.

        The tables below show that remuneration paid by the company to current and former Board of Management members in 2002 totaled to EUR 10,576,185 (compared with EUR 9,752,000 in 2001 and EUR 7,525,000 in 2000), including the company's contributions towards social security, long-term benefits (pension contributions and similar), bonuses and severance payments.

Board of Management

	Remuneration (incl. social security contributions)(1)	Reduction 15%(1)	"Remuneration after deductions"	Long-term benefits (pension contributions)	Bonus	Total
A.J. Scheepbouwer.	1,004,044	150,000	854,044	12,807	2,666,667	3,533,518
J. M. Henderson	415,809	61,765	354,044	123,425	143,000	620,469
L. Roobol	415,809	61,765	354,044	91,443	128,000	573,487
G.J.M. Demuynck	—	—	—	—	—	—

Total	1,835,662	273,530	1,562,132	227,675	2,937,667	4,727,474

Former members Board Management

	Remuneration (incl. social security contributions)(1)	Reduction 15%(1)	"Remuneration after deductions"	Long-term benefits (pension contributions)	Severance payment	Bonus	Total
P. Smits	568,624	85,294	483,330	211,357	2,870,479	—	3,565,166
M. Pieters	415,809	61,765	354,044	107,954	1,681,889	128,000	2,271,886

Total	984,433	147,059	837,374	319,311	4,552,368	128,000	5,837,052

(1)
On January 1, 2002 the base salaries of the Board of Management members were reduced by 15% for the duration of the Social Plan 2002/2003.

        Payments to former Board of Management members Mr W. Dik (EUR 6,562) and Mr C. Griffioen (EUR 5,097) were charged to the company in the year under review.

        Each of the members of the Board of Management has an employment contract with the Company.

        The employment contracts of the members of the Board of Management provide for the following. The employment contracts are entered into for an indefinite period of time and provide for a notice period of three months upon termination by a member of the Board of Management and a notice period of six months upon termination by the Company. Upon termination by the Company, a member of the Board of Management is entitled to a one-time payment based on his salary over his last 12 months of employment. Under some circumstances, this one-time payment also applies upon termination by a member of the Board of Management in the event of a change of control or in the event of an insurmountable difference in respect of the policy of the Company.

        Upon termination by the Company, Mr Scheepbouwer will continue to receive his full salary until his 62nd birthday. If Mr Scheepbouwer retires between his 62nd and 65th birthday he will be entitled to receive 70% of his annual base salary until his 65th birthday and a one-time payment based on his salary over his last 12 months of employment.

        The Supervisory Board set the remuneration of Board of Management members on the recommendation of the Remuneration & Nomination Committee. The remuneration policy seeks to create conditions that allow the company to recruit and retain highly qualified members of the Board of Management and to enable them to concentrate on implementing the company's new strategy. Remuneration is determined on the basis of:

  •
  remuneration similar in size and structure to that paid by other Dutch and European companies, especially those in the technology and telecommunications sectors;

  •
  a strong focus on performance and operating results that makes remuneration carry a greater risk;

  •
  a distinction between the duties and responsibilities of individual Board members;

  •
  a remuneration package with a balance between short-term and long-term incentives.

        The remuneration and related components receivable by Board of Management members consist of a base salary, a short-term incentive in the form of a challenging bonus and a long-term incentive in the form of stock options and/or restricted shares.

        The way the current ratio of short-term and long-term elements of remuneration policy requires amendment with effect from 2004 is under examination.

Base salary

        The base salaries for the Management Board members are set periodically, and reflect the responsibilities, performance and potential of the individual members.

Annual bonus plan

        The overall goals for the Board of Management and the targets for the individual members are set annually, and are based on specific objectives for that year. Meeting or exceeding these targets will result in target or higher bonuses, whereas substantially smaller or no bonuses will be paid if the targets are not met. The 2001 goals were based on revenue growth and EBITDA target (and some personal goals), whereas the 2002 targets were based on margin improvement and cash flow.

        The 2001 bonuses are reflected in the remuneration tables. The bonus awards for 2002 will be determined following the General Meeting of Shareholders. The bonus of the Chairman of the Board of Management (CEO) reflects a special, non-recurring, recognition of the turn around engineered and managed by Mr Scheepbouwer, including a sharp reduction in debt levels, restoration of operating margins and a dramatic improvement in cash flow performance.

Long-term incentives

        The Company currently awards stock options to ensure the appropriate longer term focus on growing shareholder value in a balanced and sustainable manner. The 2002 option levels reflect individual performance and potential, and are within the limits authorized by the Supervisory Board authorized limits. The 2002 stock options will be granted on the day following the General Meeting of Shareholders.

Pensions

        Members of the Board of Management belong to the pension schemes applicable to the company's senior managers. The pensions are administered by Stichting Ondernemingspensioenfonds KPN, the company pension fund. The company pays the pension contributions under the scheme. The pensionable age of the Chairman is currently 65 and that of the other Board members 62, with the possibility of early retirement at 62 and 60, respectively. On retirement the Chairman receives a pension based on a final pay scheme. The other members receive a pension based to a small extent on an average pay system and largely on an available contributions system.

        Payments to former members of the Board of Management, Mr W. Dik (EUR 6,562) and Mr C. Griffioen (EUR 5,097) were charged to the company in 2002.

Loans provided to members of the Board of Management

        KPN has issued interest-free loans to current Board of Management members of which an amount totaling to EUR 138,336 was still outstanding at December 31, 2002 (compared with EUR 561,611 at year-end 2001). The company did not provide any loans in 2002 and the outstanding loans to current and former Board of Management members decreased by a total of EUR 34,186.

        The table below shows the amounts provided to current members of the Board of Management in connection with the awarding of options and other issued loans or other debts.

Members of Board of Management

	Total Dec. 31, 2002	Redemption	Withdrawals	Total Dec. 31, 2001
A.J. Scheepbouwer.	—	13,906	—	13,906
J. M. Henderson	44,400	8,168	—	52,568
L. Roobol	93,936	12,112	—	106,048
G.J.M. Demuynck	—	—	—	—

Total	138,336	34,186	—	172,522

Share options held by members of the Board of Management

        At December 31, 2002, current and former Board of Management members possessed 3,004,074 option rights (total outstanding options in 2001: 2,927,358; total outstanding options in 2000: 679,560). Options issued in 2002, 2001, 2000 and 1999 carry an entitlement to one KPN share; exercise of options awarded in 1997 and 1998 carry an entitlement of two KPN shares and one TPG share.

        The following table is an overview of the share options of current and former Board of Management members outstanding on December 31, 2002 broken down by year of issue:

	Total 12-31-02	2002 04-26-02	2002 exercised/ expired		Total 12-31-01	2001 12-10-01	2001 09-13-01	2001 05-03-01	2000 04-28-00	1999 05-03-99	1999 01-08-99	1998 04-14-98	1997 05-07-97
Current members:
A.J. Scheepbouwer	1,996,754	385,356	-20,000	‡	1,631,398	—	1,567,398	—	—	—	—	44,000	20,000
J.M. Henderson	260,000	30,000	—		230,000	150,000	—	40,000	40,000	—	—	—	—
L. Roobol	272,540	30,000	-640	‡	243,180	150,000	—	40,000	40,000	7,200	2,000	3,340	640

Subtotal current members	2,529,294	445,356	-20,640		2,104,578	300,000	1,567,398	80,000	80,000	7,200	2,000	47,340	20,640

Former members (left in 2002):
P. Smits	—	—	-297,000	§	297,000	150,000	—	60,000	60,000	27,000	—	—	—
M. Pieters	272,980	30,000	—		242,980	150,000	—	40,000	40,000	7,200	2,000	3,780	—

	2,802,274	475,356	-317,640		2,644,558	600,000	1,567,398	180,000	180,000	41,400	4,000	51,120	20,640

Expiration date	04-25-2007	12-09-06		09-12-06	05-02-06	04-27-05	05-02-04	01-07-04	04-13-03	05-06-02
Exercise price*	6.49	7.02	**	3.99		71.84	19.90	24.78	22.78	15.43
Exercise price* (SAR)						57.43
Exercise price* (ATM)					14.71
Exercise price* (OTM)					18.40

*
In euro.
**
The exercise price of these options was initially set at the opening share price KPN of December 10, 2001, being EUR 5.61, multiplied by a factor of 125.1%, resulting in an exercise price of EUR 7.02. After discussions with the Dutch tax authorities the value of these options are based on EUR 5.07. Therefore, the exercise price of these options including the factor of 125.1% is adjusted to EUR 6.34. On February 28, 2003, the Supervisory Board approved this adjustment.
‡
Exercised options granted in 1997.
§
Expired options.

        The company intends to issue or purchase shares (under article 383 d.3) if rights are exercised that cannot be covered by purchased shares currently held by the company.

        We have not recognized any expense in our statement of income for option schemes.

        See "Item 6.D—Directors, Senior Management and Employees—Employees—Employee Share option plans" for a discussion or our employee share option plans and our method of covering the granted options. See also "Item 18—Financial Statements" for an overview of the options granted to our employees.

C.    Board Practices

        See "Item 6.B—Directors, Senior Management and Employees—Compensation."

D.    Employees

        Our average number of full time employees decreased to 40,195 in 2002 as compared to 45,720 in 2001 and 41,305 in 2000.

        The following is a breakdown of the average number of full time employees by division:

	2002	2001	2000
Fixed Networks	19,787	19,273	16,477
Division Mobile	6,617	6,916	5,154
Business Solutions	4,084	4,651	4,862
Other	9,706	14,880	14,812

Total	40,195	45,720	41,305

Collective pay and conditions agreement

        In connection with our cost reduction program, in December 2001, we agreed on a social plan with the trade unions representing the majority of our employees in The Netherlands. Accordingly, employees were voluntary or involuntary made redundant in 2002 as a result of the plan.

        Central to the social plan are changes related to compensation for all of our remaining personnel in The Netherlands. For personnel covered by our collective labor agreement, which constitute more than 95% of our personnel in The Netherlands, there is no increase in overall salary levels for inflation or otherwise in 2002 or 2003 (but individuals will be entitled to regular seniority increases within the currently existing ranges specified for particular jobs). We have granted all these employees share options under a new share option plan, with a minimum grant of 400 options per employee. There is a similar prohibition on salary increases in 2002 and 2003 for our senior management and other personnel in The Netherlands who are not covered by our collective labor agreement. In addition, these employees were offered the chance to receive a specified amount of share options in exchange for accepting a specified reduction in salary or no increase in overall salary.

        Other important aspects of the social plan are the following:

  •
  An employee aged below 45 who is made redundant receives a payment equal to his last monthly salary. In addition, the employee receives a supplement to the statutory unemployment benefit for a period which depends on the age of the employee. After this period, the employee receives a lump-sum payment which depends on the number of years of service on the date of termination of employment.

  •
  An employee aged 45 to 49 who is made redundant receives a payment equal to that for an employee aged below 45, supplemented by an additional payment depending on age.

  •
  An employee aged 50 to 54 who is made redundant has his benefits during the wage-related statutory unemployment benefit period topped up to 80% of his monthly income. After this period, the employee will receive a lump-sum payment sufficient to top up any benefits to a maximum of 74% (depending on age) of his monthly income until the retirement age.

  •
  An employee aged 55 or over who works in a job that is to be discontinued can under certain conditions opt to leave KPN voluntarily under an early retirement scheme, which includes the continued payment of 80% of monthly income until the retirement age. Otherwise he might continue in his job or be made redundant under different conditions that are less favorable than the early retirement scheme.

Pension scheme

        Important elements of our pension scheme are:

  •
  a switch to an index-linked average pay system combined with a disposable premium arrangement;

  •
  reduction of the pension premiums paid by employees;

  •
  flexible retirement between the ages of 60 and 67;

  •
  reduction in the part of the income exempt from contribution;

  •
  risk-based partner pension; and

  •
  extensive possibilities for personalized pensions.

        The pension scheme conforms to the objectives set forth in the Voluntary Agreement on Pensions of 1997. This agreement sets out arrangements for modernizing pension schemes, controlling costs and expanding opportunities for joining pension schemes in The Netherlands.

        In addition, a new pension scheme has been in place since July 1, 2000 for employees to whom our collective labor agreement does not apply, which largely corresponds with the scheme described above.

Employee share option plan

        The number of employee share options outstanding as of December 31, 2002, as well as the exercise price in euro, are shown in the following table:

Employee share option plan

Issue date	04-26-2002	12-10-2001	05-03-2001	04-28-2000	01-04-1999
Number of options issued	2,123,000	14,715,350	3,741,750	2,908,224	2,834,200
Expiration date	04-25-2007	12-09-2006		05-02-2006	04-27-2005	01-03-2004
Number of options outstanding as at December 31, 2002	2,123,000	11,191,895		3,741,750	2,908,224	2,394,200
Exercise price	5.19	5.61	*	14.71	57.43	21.25

*
The exercise price of these options was initially set at the opening share price KPN of December 10, 2001, being EUR 5.61. After discussions with the Dutch tax authorities the value of these options is based on EUR 5.07. Therefore, the exercise price of these options has been adjusted to to EUR 5.07. On February 28, 2003, the Supervisory Board approved this adjustment.

        In 2002 no employee share options were exercised. In 2002 3,963,455 employee share options were expired.

Management share option plan (Including options of the board)

        In 1997, a share option plan was introduced, which provides for the issue of a maximum of 4.4 million options, which can be exercised within 5 years. Another plan, implemented in 2000, provides for the issue of a maximum of 5.4 million share options or share appreciation rights (SARs). Upon exercise of the option, the SAR lapses and vice versa. The options allocated can immediately be exercised, the SARs after a three-year period. Both lapse after a five-year period. The exercise price of a share option under the third option plan is 125.1% of the market value of a share on the date it was issued. The exercise price of a SAR is equal to the market value of a share on the date the SAR was issued.

        On May 3, 2001 KPN granted 2,268,700 both out-of-the-money ("OTM") share options, and at-the-money ("ATM") share options combination. Each option gives the right to one ordinary share per option. Upon exercise of the OTM share option, the ATM share option will lapse and vice versa. The OTM share options are directly exercisable at the date of grant and expire five years after the date of grant. The ATM share options become exercisable three years after the date of grant and expire five years after the date of grant.

        On September 13, 2001, we granted 1,567,398 options to KPN's Chief Executive Officer, Mr. Scheepbouwer. These options become exercisable three years after the date of grant and expire five years after the date of grant.

        In connection with KPN's new social plan and upon acceptance of a salary reduction, KPN granted 3,175,000 options on December 10, 2001 to the members of its Board of Management, excluding Mr. Scheepbouwer, and to approximately 130 key managers of its senior management team. These options are exercisable immediately, but the proceeds, if any, from any exercise prior to the third anniversary of the issue date will be held in escrow until the third anniversary of the issue, at which time such proceeds will be released to the relevant individuals provided that these individuals are still employed by KPN at that time. The expiry date for these options is five years from the date of issue. The exercise price of these options was initially set at the opening share price KPN of December 10, 2001, being EUR 5.61, multiplied by a factor of 125.1%, resulting in an exercise price of EUR 7.02. After discussions with the Dutch tax authorities the value of these options are based on EUR 5.07. Therefore, the exercise price of these options including the factor of 125.1% is adjusted to EUR 6.34. On February 28, 2003, the Supervisory Board approved this adjustment. As a result of the option repricing, KPN will recognize salaries and social contributions expenses and an opposite direct movement in other reserves for the same amount at the end of each reporting period subsequent to February 28, 2003, the date of the repricing, until they are exercised, cancelled or forfeited without replacement. The amount of stock-based compensation expense recorded in the Statement of Income will be the excess of the closing stock price at the end of the reporting period or date of exercise, cancellation or forfeiture, if earlier, over the adjusted option price of EUR 6.34 in the reporting period of repricing. Any subsequent stock based charges are determined based on the difference of the closing stock price of that period and the higher of the previous closing stock price or the adjusted option price. Stock-based compensation expense related to the repricing of these options will be reduced in subsequent periods for decreases in the quoted market value of the stock, but shall not be adjusted below zero on a cumulative basis.

        On December 10, 2001 KPN granted 1,191,190 options, in connection with its new social plan and upon acceptance of a salary reduction or no increase in overall salary in 2002 and 2003, to the rest of its senior management as well. These options are exercisable, assuming that these individuals remain employed by KPN, commencing three years after the date of issue and will expire five years from the date of issue. The exercise price of these options was initially set at the opening share price KPN of December 10, 2001, being EUR 5.61. After discussions with the Dutch tax authorities the value of these options is based on EUR 5.07. Therefore, the exercise price of these options has been adjusted to EUR 5.07. On February 28, 2003, the Supervisory Board approved this adjustment. As a result of the option repricing, KPN will recognize salaries and social contributions expenses and an opposite direct movement in other reserves for the same amount at the end of each reporting period subsequent to February 28, 2003, the date of the repricing, until they are exercised, cancelled or forfeited without replacement. The amount of stock-based compensation expense recorded in the Statement of Income at the end will be the excess of the closing stock price at the end of the reporting period or date of exercise, cancellation or forfeiture, if earlier, over the adjusted option price of EUR 5.07 in the reporting period of repricing. Any subsequent stock based charges are determined based on the difference of the closing stock price of that period and the higher of the previous closing stock price or the adjusted option exercise price. Stock-based compensation expense related to the repricing of these options will be reduced in subsequent periods for decreases in the quoted market value of the stock, but shall not be adjusted below zero on a cumulative basis.

        On April 26, 2002 KPN granted a total of 1,952,456 "out of the money" share options to the members of its Board of Management and to its senior managers of KPN, E-Plus and BASE. For the management of KPN the exercise price is 125.1% of the market value of a share on the date of issue. Each option gives the right to one ordinary share per option. The options are exercisable immediately, but the profits, if any, from any exercise prior to the third anniversary of the date of issue will be held in escrow until the third anniversary of the issue, at which time such profits will be released to the relevant individuals provided that the individuals remain employed by KPN. The options expire 5 years from the date of issue. The number granted under these conditions is 1,697,656.

        For the management of E-Plus the exercise price is 125.1% of the market value of a share on the date of issue. Each option gives the right to one ordinary share per option. The options are exercisable as of April 26, 2005. The options expire 5 years from the date of issue. The number granted under these conditions is 236,400.

        For the management of BASE the exercise price is 120% of the market value of a share on the date of issue. Each option gives the right to one ordinary share per option. The options are exercisable as of January 1, 2006. The options expire 5 years from the date of issue. The number granted under these conditions is 18,400.

Options issued in 1998 and preceding years(1)

        The number of outstanding management options as of December 31, 2002 can be broken down as follows:

Issue date	Issued	Balance on 12-31-2002	Balance on 12-31-2001	Balance on 12-31-2000	Exercise price in euro	Exercise period up to and incl.
05-10-1996	520,420	—	—	109,780	14.50	05-09-2001
05-07-1997	1,259,620	—	450,360	517,100	15.43	05-06-2002
04-14-1998	1,553,620	1,095,820	1,127,520	1,181,860	22.78	04-13-2003

(1)
Exercising two options entitles the holders to two KPN shares and one TPG share.

        In 2002, 424,280 management options issued in 1998 and preceeding years were exercised at an exercise price of EUR 15.43 per share. In 2002, 57,780 management options issued in 1998 and preceeding years expired.

  Options issued in 1999, 2000, 2001 and 2002

        The number of outstanding management options as of December 31, 2002 can be broken down as follows:

Issue date	Issued	Balance on 12-31-2002	Balance on 12-31-2001	Balance on 12-31-2000	Exercise price in euro		Exercise period up to and incl.
01-08-1999	36,000	24,000	26,000	30,000	24.78		01-07-2004
05-03-1999	1,427,840	1,062,260	1,145,100	1,240,140	19.90		05-02-2004
04-28-2000	1,685,550	1,353,750	1,473,750	1,582,500	71.84		04-27-2005
					57.43 (SAR	)
05-03-2001	2,268,700	1,986,950	2,100,750	—	18.40 (OTM	)	05-02-2006
					14.71 (ATM	)
09-13-2001	1,567,398	1,567,398	1,567,398	—	3.99		09-12-2006
12-10-2001	3,175,000	2,950,000	3,175,000	—	7.02		12-09-2006
12-10-2001	1,191,190	968,730	1,191,190	—	5.61	*	12-09-2006
04-26-2002	1,952,456	1,912,656	—	—	6.49		04-25-2007

*
Options repriced at February 28, 2003 from EUR 5.61 to EUR 5.07. Refer to the aforementioned disclosure.

        In 2002, no management options issued in 1999, 2000, 2001 and 2002 were exercised. In 2002, 805,900 management options issued in 1999, 2000, 2001 and 2002 expired.

E.    Share Ownership

        Each person listed in Item 6.B beneficially owns less than 1% of any class of outstanding shares.

Shareholdings

        The tables below show the shares held by current members of the Supervisory Board and Board of Management:

Supervisory board

Number of KPN shares at December 31, 2002
A.H.J. Risseeuw	34,101
D.G. Eustace	—
V. Halberstadt	—
C.H. van der Hoeven	—
D.I. Jager	10,000
M.E. van Lier Lels	1,203

Total	45,304

Board of management

Number of KPN shares at December 31, 2002
A.J. Scheepbouwer	52,147
J.M. Henderson	7,627
L. Roobol	10,640
G.J.M. Demuynck	—

Total	70,414

Number of KPN shares

	December 31,
	2002	2001	2000
Supervisory Board	45,304	43,072	16,593
Board of Management	70,414	91,646	11,459

        See "Item 6.B—Directors, Senior Management and Employees—Compensation" for a discussion of our management share option plan.

ITEM 7.    MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

General

        The table below sets forth, as of the period indicated, the number of shares of each class of our voting shares held by the only person known by us to own, of record or beneficially, 5% or more of any class of our voting shares, the number of shares of each class known by us to be beneficially owned by the members of our Supervisory Board and our Board of Management.

Title of Class	Identity of Person or Group	At March 20, 2003		At December 31, 2002		At December 31, 2001		At December 31, 2000
Ordinary shares	The State of The Netherlands	781,966,893		781,966,893 (31.39%	)	781,966,893 (34.69%	)	417,547,253 (34.69%	)
Ordinary shares	Current members of our Board of Management and our Supervisory Board	less than 0.01%		less than 0.01%		less than 0.01%		less than 0.01%
Special share	The State of The Netherlands	1 (100%	)	1 (100%	)	1 (100%	)	1 (100%	)

        As of December 31, 2002, 7,088,822 ordinary shares were held in the form of ADSs by 64 ADR record holders.

        As of December 31, 2002, 47% of our outstanding ordinary shares were held by Dutch investors, including the State of The Netherlands (23%, excluding the State of The Netherlands). These shares were held by 16 registered shareholders and approximately 237,000 unregistered shareholders.

        See "Item 10.B—Additional Information—Memorandum and Articles of Association" for a discussion of the voting rights relating to our different classes of shares.

Relationship with the State

        The Dutch State owns 31.39% of the outstanding ordinary shares and holds the special share. The special share carries the right to approve resolutions causing fundamental changes to the structure of the KPN Group and certain additional rights. Following amendment of the Enabling Act in 2001, the State gave an undertaking to exercise rights attached to the special share only to protect its financial interest as a shareholder. At that time, the State announced its intention to retain the rights attached to the special share until such time as there has been a substantial reduction in the State's capital interest in KPN. The State has not specified a timeframe for when it intends to reduce its shareholding.

        In 2002, the State agreed to an amendment of our articles of association whereby the influence of the State over us is reduced. As a result of this amendment, the preference shares A, which gave the State the possibility to acquire 51% voting interest in us, were eliminated. Furthermore, and as a general policy adopted by the State with respect to its participations, the right of the State to appoint three members of our Supervisory Board has been eliminated. Due to the judgments of the Court of Justice of the European Union, the European Commission asked the State in February 2003 to inform the European Commission within two months which measures the State will take to decrease the rights of the special share. In the event the answer of the State is not satisfactory to the European Committee, the European Commission may initiate a procedure with the Court of Justice of the European Union in order to void rights attached to the special share. The outcome of the European Commission's request is uncertain.

        The State may not—even in part—exercise its special share to protect us from unwanted shareholder influence. The State may not transfer or encumber the special share without the approval of the Board of Management and the Supervisory Board.

        See "Item 10.B—Additional Information—Memorandum and Articles of Association" for a discussion of resolutions that require the approval of the holder of the special share.

        At the time of our incorporation in 1989, we received two long-term loans from the State: one senior loan of approximately EUR 2.2 billion carrying an interest rate of 6.4% and one subordinated loan of approximately EUR 0.7 billion carrying an interest rate of 6.7%. Each of these loans amortizes over time and has a final maturity date of December 31, 2003. As of December 31, 2002 approximately EUR 146 million of the senior loan and approximately EUR 112 million of the subordinated loan were outstanding.

        The State is a large customer of ours, purchasing services from us on normal commercial terms. In addition, the State may, by law, require us to provide certain services to the State in connection with domestic security and the detection of crime, including tapping telephone lines and providing and maintaining a special security network for emergencies.

The foundation for the protection of KPN (Stichting Bescherming KPN)

        The Foundation for the Protection of KPN ("the Foundation") was organized to care for our interests, and those of other interested parties, such as shareholders and employees, by, among other things, protecting us from influences that may threaten our continuity, independence and identity. Our Board of Management and the members of the Board of the Foundation share the view that the Foundation is independent from us in the sense referred to in Appendix X to the Listing and Issuing Rules of Euronext Amsterdam.

        The independent members of the Board of the Foundation are Professor S.C.J.J. Kortmann (chairman), Professor J.M.M. Maeijer (deputy chairman), Professor P. Bouw and J.C.T. van der Wielen. The Chairman of our Supervisory Board, Mr. A.H.J. Risseeuw, also is a member of the Board of the Foundation. We have a put option to place a number of our Class B preference shares (which have the same voting rights as ordinary shares) not exceeding the total issued share capital before such issue (or, subject to prior approval by the general meeting of shareholders, such larger number as the parties may agree) with the Foundation. In addition, the Foundation has a call option to acquire a number of Class B preference shares from us not exceeding the total issued amount of ordinary shares and the special share, minus one share and minus any shares already issued to the Foundation. Upon exercise of the option only 25% of the nominal value of EUR 0.24 per Class B preference share needs to be paid. The remainder amounting to EUR 0.18 is payable on call by resolution of our Board of Management, subject to the approval of the Supervisory Board.

BellSouth

        On March 19, 2002 we received a notification that as from March 19, 2002 BellSouth no longer held an interest in us. We, KPN Mobile and BellSouth entered into an exchange agreement under which BellSouth agreed to exchange its indirect 22.51% interest in E-Plus for 234,700,000 shares newly issued KPN shares. The completion of the transaction took place on March 13, 2002, whereby BellSouth obtained a 9.42% interest in our company. As from the completion of the transaction all ongoing contractual relationships with BellSouth were terminated, except for our obligations under the subordinated loan facility.

        See "Item 5.B—Operating and Financial Review and ProspectsLiquidity and Capital Resources" for a discussion of our obligations under the subordinated loan facility.

Obligations to disclose holdings

        Pursuant to the Dutch 1996 Act on Disclosure of Holdings in Listed Companies, or Wet Melding Zeggenschap in ter beurze genoteerde vennootschappen 1996 ("Wmz"), anyone acting alone or in concert, as defined in the Wmz, obtaining or divesting, directly or indirectly, an interest in our share capital and thereby causing that holder's percentage of issued capital or voting rights to be classified under a different range must also immediately notify us and the Authority for the Financial Markets. These ranges are: 0 to 5%, 5 to 10%, 10 to 25%, 25 to 50%, 50 to 66.66%, and 66.66% or more. The Authority for the Financial Markets will disclose the information as notified to the public by publication in a newspaper. Failure to disclose a person's shareholdings qualifies as an offense, and may result in civil penalties, including suspension of voting rights, and administrative penalties. In 2002 we received two notifications in connection with BellSouth's exchange described above (2001: no notification; 2000: no notification). We received the first notification on January 30, 2002 after we, KPN Mobile and BellSouth entered into an exchange agreement under which BellSouth agreed to exchange its indirect 22.51% interest in E-Plus for 234,700,000 newly issued KPN shares. The completion of the transaction took place on March 13, 2002, whereby BellSouth obtained a 9.42% interest in our company. On March 19, 2002 we received a notification that as from March 19, 2002 BellSouth no longer held an interest in us.

        The Dutch 1995 Act on the Supervision of the Securities Trade, or Wet toezicht effectenverkeer 1995 ("Wte"), provides for an additional notification duty for (amongst others) holders of shares or ADSs holding, directly or indirectly, an interest in more than 25% of the capital in a listed company. Such shareholders are obliged to notify the Authority for the Financial Markets of any and all transactions they enter into with respect to securities in that company. If a shareholder with an interest exceeding 25% is a legal entity and not an individual, the obligation is extended to the managing directors and supervisory directors of the legal entity.

        On September 1, 2002, our Code for the Prevention of Insider Dealing was amended in order to comply with the changed provisions of the Wmz and the Wte that became effective the same day.

B.    Related Party Transactions

        We have relationships with our subsidiaries and joint ventures. In our operations, we rely on a number of services provided by our subsidiaries and joint ventures and provide a number of services to our subsidiaries and joint ventures. In order to ensure the independence of our subsidiaries and joint ventures, we have entered into a number of agreements to govern these ongoing relationships.

        Our material related party transactions, including our material intra-Group agreements, are briefly summarized below.

Agreements with KPN Mobile on the use of our intellectual property rights

        KPN Mobile entered into three agreements with us on the use of certain registered and unregistered trademarks, tradenames, patents and other designs and know-how that relate to its mobile telecommunications services. In all cases, for efficiency reasons all future trademarks will be registered in the name of KPN, but KPN Mobile can at all times instruct us to request registration on its behalf.

License agreement on the use of i-mode type technology and i-mode trademarks between KPN Mobile and NTT DoCoMo

        On November 7, 2001, KPN Mobile entered into a license agreement with NTT DoCoMo for the use of i-mode type technology and i-mode trademarks within The Netherlands and Belgium. The licensed technology includes all new versions and releases of the licensed technology during the term of the agreement, that is (i) solely owned by NTT DoCoMo (or which NTT DoCoMo has the right to license), (ii) compatible with UMTS standards and (iii) launched by NTT DoCoMo in Japan or licensed to any other mobile operator and service provider for use in Europe.

        The license agreement is for a period of ten years, ending December 31, 2011. Either party can terminate the agreement if the other party commits a material breach of the agreement, if the other party is declared bankrupt or if the shareholders agreement between KPN Mobile and NTT DoCoMo is terminated. In addition, NTT DoCoMo can terminate the agreement (i) if KPN Mobile disputes either the validity of the trademarks or NTT DoCoMo's ownership of them, (ii) at any time subsequent to NTT DoCoMo owning less than 7.5% of the shares in KPN Mobile, (iii) at any time subsequent to the date on which we both cease to hold the single largest voting interest in KPN Mobile and (other than in connection with a take-over by us of, or merger (whether a legal or statutory merger or anything which is similar in commercial substance thereto) with, a third party) cease to hold the C Share of KPN Mobile, and (iv) following a change of control in us. We are currently discussing with NTT DoCoMo the terms for a renewal of the license agreement since the shareholding of NTT DoCoMo has been diluted to 2.16% as a result of our refinancing of KPN Mobile and, accordingly, pursuant to the preceding Clause (ii), NTT DoCoMo may terminate the agreement. Upon termination, KPN Mobile can still use the licensed technology for a period of three years and the licensed trademark for a period of 15 months.

        Use of the i-mode technology is non-exclusive. The use of the i-mode trademarks is exclusive in that NTT DoCoMo has agreed not to license such marks to other mobile operators or to portal service providers for mobile portals in The Netherlands and Belgium.

        KPN Mobile and NTT DoCoMo have agreed that further developments of the i-mode technology will be co-owned between the parties, if such developments are the result of the co-operation between the parties, either because confidential information of either party was used or because employees of both parties were involved in the further development.

        Royalties for the license are calculated on the basis of revenue streams generated by i-mode type services.

License agreement on the use of i-mode technology and i-mode trademarks between E-Plus and NTT DoCoMo

        On February 18, 2002 E-Plus and NTT DoCoMo entered into a license agreement for the use of i-mode technology and i-mode trademarks. This license agreement is based on, but in some respects deviates from, the license agreement entered into between KPN Mobile and NTT DoCoMo on November 7, 2001. In addition to any of the reasons for termination included in the KPN Mobile-NTT DoCoMo license agreement, NTT DoCoMo can terminate the E-Plus-NTT DoCoMo license agreement at any time subsequent to the date of a change of control in E-Plus. Following the dilution of NTT DoCoMo's share in KPN Mobile to 2.16%, NTT DoCoMo may also terminate the E-Plus license agreement. Upon termination, E-Plus can still use the licensed technology for a period of three years and the licensed trademarks for a period of 15 months.

License agreement on the use of DoJa technology between KPN Mobile and NTT DoCoMo and between E-Plus and NTT DoCoMo

        In December 2002, we entered into a license agreement with NTT Docomo for the use and distribution of the DoJa Technology. The DoJa technology is a proprietary Java-variant developed by Docomo and Sun. This software allows for the implementation of applications (games, banking services) on mobile handsets.

Service provider agreement between KPN Mobile The Netherlands and Albert Heijn B.V.

        On October 22, 2002, KPN Mobile The Netherlands entered into an agreement with Albert Heijn B.V., a wholly owned subsidiary of Royal Ahold N.V., pursuant to which Albert Heijn provides prepaid services on KPN Mobile's network. KPN Mobile performs certain support services, including prepaid billing of Albert Heijn's customers. The agreement was entered into in the ordinary course of business and on arms-length basis, for an indefinite term with a minimum of two years. Mr. Van der Hoeven, one of our Supervisory Board members, served in 2002 as the CEO of Royal Ahold N.V.

Joint venture agreement between KPN Telecom and Schiphol Airport.

        In 1992, KPN Telecom entered into a 50/50 joint venture with Schiphol Airport for an indefinite period. To the joint venture Schiphol Telematics provides Information Technology and Communication services to parties who are located on the grounds of Schiphol Airport. KPN Telecom supplies services to Schiphol Telematics. One of the members of our Supervisory Board, Ms. Van Lier Lels, serves as the Chief Operating Officer of Schiphol Airport. The agreement was entered into in the ordinary course of business and on an arms-length basis.

Agreements with SNT Group N.V. regarding call center services

        On November 23, 2001, SNT Group N.V., or SNT, acquired our call center and customer relation management activities, or CRM activities. SNT acquired the entire issued and paid up share capital of KPN Business Commerce Services B.V., or KPN BCS, being the parent company of KPN Call Centers B.V, KPN Telecommerce TACT B.V, KPN Telecommerce Conferencing Services B.V. and KPN Telecommerce Inbound Services B.V. In exchange, SNT issued 1,534,624 new ordinary shares and 1 special share to us. The special share and the conversion right attached to it were created to give us the ability to maintain our current interest in SNT of 50.78%. We may exercise this conversion right every three months and if and to the extent that SNT issues additional ordinary shares for three years from 2001. Also, if we sell all our shares in SNT, or if we increase our interest in SNT through an accepted public offer, we may convert the special share in full. On July 19, 2002, we acquired 1,839,217 ordinary C-shares from Atos Origin B.V. in exchange for 1,839,217 ordinary shares. We presently hold 3,970,504 ordinary shares, 3,077,355 ordinary C-shares and one special share thus maintaining our interest at 50.78%.

        On July 19, 2002 we agreed with SNT that the conversion rate for the special share would be fixed at EUR 15.84. Therefore, once the articles of association of SNT are amended to reflect the conversion rate and subject to the conversion conditions set out above, the special share can be converted into 8,315,659 ordinary C-shares in SNT for a conversion price of EUR 15.84 per share. Once the special share is fully converted the total issued and outstanding share capital will amount to 22,195,524 shares, of which 15,363,518 will be held by us, thus increasing our interest up to 69.2%. For as long as this conversion right exists SNT will retain a special share premium reserve. The special share has the same voting right as one ordinary share. We are subject to certain restrictions in selling or purchasing SNT shares for a limited period of time.

        SNT is fully consolidated in our financial statements. In connection with the commercial arrangements, SNT's articles of association provide that the members of the management board and the supervisory board are appointed and dismissed by the general meeting of shareholders of SNT by a simple majority of votes. At present the supervisory board is composed of seven members of whom four have been recommended by us. Of the supervisory board members recommended by us, two are our employees and two are independent. A proposal to amend the articles of association to reduce the size of the Supervisory Board to five members is expected to be submitted to the Annual General Meeting of Shareholders on April 25, 2003. Three members will be recommended by us of which two will be our employees and one is independent. We do not have specific nomination rights as to the composition of the management board of SNT. On November 23, 2001, we guaranteed to SNT a minimum level of revenues from the KPN call centers that we transferred. The guarantee provides for a specified annual level of revenues through 2005, which declines each year, and requires us to make up a specified portion of the shortfall in any year. On July 19, 2002, we agreed to extend our agreement to outsource 70% of our required need for CRM Services to SNT for an additional year (until December 31, 2006). We did not extend our revenue guarantee.

Agreements related to Proclare

        On October 25, 2002, we terminated our Proclare joint venture agreement with AtCostPlus, a company that offers procurement services to customers. As a result our ownership interest in Proclare was reduced from 50% to 10%. The termination agreement provides for the complete elimination of our ownership interest in the joint venture by no later than June 30, 2004. In 2003, we will purchase IT procurement services and other services through Proclare for a minimum amount of EUR 4 million.

Agreements related to Telefoongids Media

        On February 13, 2003, we (through our subsidiary KPN Directory Services B.V.) have transferred 100% of our shares in Telefoongids Media B.V. to a syndicate led by 3i Group (3i) and Veronis Suhler Stevenson (VSS) for approximately EUR 500 million cash. The core portfolio of Telefoongids Media B.V. includes commercial telephone directories in printed form and telephone directories in electronic form, like the telephone directories on CD-roms and on the Internet. We still have the obligation to publish universal telephone directories in printed form in The Netherlands. We agreed that our universal telephone directory shall be printed and distributed by Telefoongids Media B.V. Telefoongids Media B.V. is entitled to combine its commercial telephone directory in printed form with our directory in printed form.

Agreements related to the sale of Netwerk Bouw

        On July 31, 2002, we sold 55% of our shares of KPN Netwerk Bouw B.V. (our construction unit) to VWS Telecom B.V., for the amount of EUR 13.75 million. The construction unit was renamed into Volker Wessels Netwerk Bouw B.V. ("VWNB"). The remaining 45% is expected to be acquired by VWS Telecom B.V. at year-end 2004 for between EUR 8.55 million and EUR 25.65 million. The final price will depend on various factors, including the results of Volker Wessels Netwerk Bouw B.V. in 2003 and 2004.

        We and VWNB have entered into a service framework agreement regarding the designing and building of fixed telecommunication infrastructure. We are required to order from VWNB 90% of our designing and building works in 2003-2005 for our fixed telecommunication infrastructure.

Cooperation Agreement between KPN Telecom, Infonet Nederland and Infonet Services Corporation

        We have entered into a cooperation agreement with Infonet Services Corperation ("ISC"). We have a 17.7% shareholding in ISC. We have authorised to sell Infonet services under Infonet Nederland B.V.'s authority to entities located in areas in which Infonet Nederland then has the right to sell Infonet services. As from January 2003, we will not enter into any new relationship (other than ISC) for the distribution of global managed data network services that ISC provides to Infonet Nederland at the date of the cooperation agreement. We are not obliged to comply with this condition in case ISC is not able to provide the global managed data network services to us in conformity with our request. The cooperation agreement is for a term of three years. We are not bound by the abovementioned restriction in case (i) we are required from time to time on an infrequent basis to contract non Infonet provided global managed data network services to comply with customer contracts, or (ii) we acquire a company or business or establish a joint venture which provides global managed network services.

Inter-company indebtedness

Refinancing KPN Mobile N.V.

        As a result of the acquisition of the remaining 22.51% in E-Plus on March 16, 2002, we acquired GMI Mobilfunk Beteiligungen GmbH (GMI). This company holds the 22.51% stake in E-Plus Holding GmbH & Co. OHG, which in turn owns 100% of E-Plus. We assumed a EUR 2.8 billion-shareholder loan from BellSouth to GMI as part of the acquisition. The final maturity date of this loan is November 16, 2008.

        In December 2002 we converted EUR 14 billion of our shareholder loans to KPN Mobile N.V. into equity. We refer to this conversion as the refinancing of KPN Mobile N.V. The refinancing included various steps, including:

  •
  On December 11, 2002 we increased the equity of KPN Mobile N.V. by EUR 1.641 billion through the sale of a receivable owed by E-Plus of EUR 2.241 billion for EUR 600 million to KPN Mobile N.V.;
  •
  On December 12, 2002 we lent EUR 1.881 billion via GMI to E-Plus Holding GmbH & Co. OHG, which in turn contributed EUR 1.881 billion in equity to E-Plus to enable E-Plus to repay a bank facility;
  •
  On December 18, 2002 KPN Mobile N.V. issued 7 billion new A shares with a nominal value of EUR 2 per share to us. The subscription price was set off against EUR 14 billion of shareholder loans we provided to KPN Mobile N.V. The issuance of new shares and the fact that NTT DoCoMo did not exercise its top up right resulted in a dilution of NTT DoCoMo shareholding in KPN Mobile N.V. from 15% to 2.16%
  •
  On December 19, 2002 we consolidated our mobile activities through the contribution of our shares in KPN Mobile N.V. and GMI as equity into an existing legal entity, KPN Mobile Holding B.V., which is a wholly owned subsidiary. We also transferred the receivable of EUR 1.881 billion owed by GMI to KPN Mobile Holding B.V. To finance this transfer we granted a hybrid loan (profit participation right) of EUR 1.881 billion to KPN Mobile Holding.

        As a result of the refinancing, the equity of KPN Mobile N.V. has increased by EUR 15.641 billion (excluding the effect of capital tax and corporate tax).

        See the above discussions regarding the i-mode license agreements and see "Item 10.C—Additional Information—Material Contracts" for information about our relationship with NTT DoCoMo.

KPN Mobile

        As of December 31, 2002, we had aggregate loans outstanding to KPN Mobile of EUR 5.6 billion (including capitalized interest). The amount borrowed and interest rate for each loan between KPN and KPN Mobile is as follows:

Loan Number	Loan amount	Maturity Date
	(EUR in millions)
1.	2,070.6	November 19, 2003
2.	1,605.4	June 13, 2003
3.	1,314.8	June 13, 2003
4.	601.6	December 11, 2003

        The decrease in outstanding loans from EUR 19.7 billion (ultimo 2001) to EUR 5.6 billion (ultimo 2002) between KPN and KPN Mobile is explained further below:

EUR 2.1 billion loan (2001: 2.0 billion) for the initial capitalization of KPN Mobile

        On November 19, 1999 we and KPN Telecom entered into a loan agreement, pursuant to which we granted to KPN Telecom a non-subordinated and unsecured loan in the principal amount of EUR 1.8 billion for the initial capitalization of KPN Mobile in relation to its demerger as a separate subsidiary. This agreement was further amended on August 2, 2000 under the terms of our shareholders' agreement with BellSouth and NTT DoCoMo regarding KPN Mobile. Under the terms of this shareholders' agreement, we may choose to convert the loan and accrued interest into additional A shares in KPN Mobile, in the event of an initial public offering of KPN Mobile B shares, at a price equal to the offer price of B shares upon written notice of at least 30 business days prior to the expected date of the initial public offering. If we make no such election, the loan must be repaid in full on the final maturity date, together with any accrued interest.

        The amount outstanding at December 31, 2002 is approximately EUR 2.1 billion. The final maturity date is November 19, 2003.

EUR 2.9 billion loan (2001: 9.6 billion) in relation to the acquisition of E-Plus

        We loaned KPN Mobile an aggregate amount of EUR 9.6 billion pursuant to various loan agreements. KPN Mobile used the loans in connection with its acquisition of E-Plus.

        On December 18, 2002, we converted most of these loans into KPN Mobile shares. Two loans were not converted; the first loan amount ultimo 2002 is EUR 1.6 billion. The final maturity date of this loan is June 13, 2003. The second loan amount ultimo 2002 is EUR 1.3 billion. The final maturity date of this loan is June 13, 2003, provided that we may unilaterally demand repayment before the final maturity date. We may also decide to convert these two loans into KPN Mobile shares.

EUR 600 million in relation to the sale of the E-Plus shareholder loans to KPN Mobile

        On March 13, 2002, we assumed EUR 2.15 billion of shareholder loans from BellSouth to E-Plus. In December 2002, we sold these loans to KPN Mobile for an amount of EUR 600 million. In order to finance this purchase, we granted a loan to KPN Mobile for the amount of the purchase price and with a maturity date of December 11, 2003. We may decide to convert this loan into KPN Mobile A shares at fair market value or the higher nominal value.

Loan for the Dutch UMTS license (2001: 739 million) has been converted

        In December 2002, we converted a loan to KPN Mobile for an amount of EUR 775 million into KPN Mobile A-shares. At the time, this loan was granted to fund the acquisition of the Dutch UMTS License.

Loan for the German UMTS license (2001: 6.8 billion) has been converted

        In December 2002, we also converted a loan to KPN Mobile for an amount of EUR 6.0 billion into KPN Mobile shares. At the time, this loan was granted to fund the acquisition of the German UMTS License. Part of the original amount of EUR 7.1 billion had already been redeemed by KPN Mobile.

C.    Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

        Please refer to Item 18 for our consolidated financial statements and our comparative financial statements.

        The following table sets forth our unaudited quarterly information for 2002 and 2001 (amounts in millions of euro, unless otherwise stated):

	Q4/2002	Q3/2002	Q2/2002	Q1/2002	Q4/2001	Q3/2001	Q2/2001	Q1/2001
Operating revenues:
Fixed Networks	1,678	1,632	1,673	1,649	1,644	1,610	1,660	1,586
Mobile	1,461	1,273	1,194	1,384	1,433	1,126	1,086	1,028
Business Solutions	540	499	497	511	545	516	522	485
Other activities	317	280	369	297	531	557	600	460
Internal revenues	–633	–627	–628	–582	–642	–624	–666	–598

Total operating revenues	3,363	3,057	3,105	3,259	3,511	3,185	3,202	2,961

Operating profit:
Fixed Networks	307	281	253	254	–80	201	195	217
Mobile	295	197	–7,162	416	–13,640	–93	–144	–253
Business Solutions	8	71	–31	–148	–76	24	–4	38
Other activities	–96	–22	–19	–185	–519	–28	–226	–48

Operating profit	514	527	–6,959	337	–14,315	104	–179	–46

Financial income and expenses	–338	–256	–317	–267	6,551	–313	–316	–454
Taxes	29	–190	–795	–27	275	–93	–91	–102
Income from participating interests	–98	–7	–1,203	–392	–120	11	18	10
Minority interests	–100	–6	5	1	1,383	60	69	53

Profit or loss after taxes	7	68	–9,269	–348	–6,226	–231	–499	–539

Profit or loss after taxes per ordinary share (non-diluted)(1)	0.03	0.08	–3.90	–0.15	–3.53	–1.04	–0.86	–0.45
Profit or loss after taxes per ordinary share on a fully diluted basis(1)	0.03	0.08	–3.90	–0.15	–3.53	–1.04	–0.86	–0.45

(1)
Restated for the effect of the two-for-one share split which occurred on June 5, 2000, as if the share split took place as of January 1, 2000.

Dividend Policy

        On November 23, 2001, we announced suspending the payment of dividend with effect from 2001. It is our intention to reconsider resuming the payment of cash dividends as our balance sheet improves. In practice, the following four conditions have to be met:

  •
  We have to make a net profit on a structural basis;
  •
  Our free cash flow has to be structurally positive;
  •
  We have to maintain a credit rating of at least Baa2 at rating agency Moody's and a credit rating of at least BBB at Standard & Poors (S&P), both with a stable outlook. We currently have a Baa3 rating with a positive outlook at Moody's and a BBB rating with a positive outlook at S&P; and

  •
  We must have reduced our net debt level to not more than approximately EUR 10 billion.

        At the end of 2002, these conditions have not been met, and accordingly we will not recommend payment of a dividend at the General Meeting of Shareholders on May 12, 2003.

        Most likely we will make a proposal for a dividend policy at the Annual General Meeting of Shareholders in 2004.

Legal Proceedings

        We are involved in several legal proceedings, most of which are primarily related to regulatory or other ordinary course of business issues. We do not expect these proceedings to result in liabilities that have a material effect on our financial position. If it is probable that the outcome of the legal proceedings will be unfavorable for us and the financial outcome of these proceedings can be reliabily estimated, a provision has been accounted for.

        On July 10, 2001 a writ of summons was served upon us by one of our shareholders, the Foundation for the Research of Business Information (Stichting Onderzoek Bedrijfsinformatie, or SOBI). SOBI has filed a claim with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal that seeks the annulment of our annual financial statements for 2000 because it believes that our accounting was incorrect with respect to our transactions with NTT DoCoMo in which NTT DoCoMo acquired 15% of KPN Mobile, the transactions with BellSouth in which KPN Mobile acquired a 77.49% stake in E-Plus and the valuation of goodwill and the valuation of the UMTS licenses acquired by KPN Mobile. On October 18, 2001 we filed our statement of defense in which we stated that in our opinion our 2000 annual financial statements were prepared in compliance with all legal and accounting requirements.

        On November 7, 2002 the Enterprise Chamber gave an interlocutory judgement ordering us to prove certain items of our statement of defense. The outcome of the Enterprise Chamber's interlocutory judgement can be summarized as follows:

  •
  The gain of EUR 2,312 million resulting from the sale of our share in KPN Mobile in the transaction with NTT DoCoMo has been correctly recorded in the profit and loss account. However, in the Enterprise Chamber's view, the gain should have been presented on a separate line item in the profit and loss account and not as part of other operating revenues. We disagree with this view and accordingly did not change the presentation in our financial statements.
  •
  The fair value of the warrant and exchange right that were granted to BellSouth, as part of the acquisition of a 77.49% interest in E-Plus, has been correctly treated as part of the acquisition price on February 24, 2000. However, in the Enterprise Chamber's view, the exchange right should have been presented in the Balance Sheet as part of shareholders' equity rather than as a hybrid form of equity and debt. We disagree with this view and accordingly did not change the presentation in our financial statements.
  •
  The Enterprise Chamber stated that for determining whether there is an impairment on goodwill or intangible fixed assets (UMTS licenses) we should not have compared the sum of the undiscounted cash flows to the book value of the assets concerned. We disagree with this view, and believe that there is no impairment on either of the dates of acquisition of E-Plus and the UMTS licenses and as of December 31, 2000.
  •
  The Enterprise Chamber stated that more insight should have been given in the valuation methodology of both the instruments. We believe that the disclosure was adequate.

        As ordered by the Enterprise Chamber we provided written evidence on November 28, 2002 to defend our view. In addition, we have provided a list of witnesses for testimony at the Enterprise Chamber to further support our views. A final judgment by the Enterprise Chamber is expected in the summer of 2003. This judgment will be subject to appeal before the Supreme Court of The Netherlands. While we do not believe that there is any merit to SOBI's claim, a judgment in SOBI's favor may lead to other claims or consequences, including restatement of our accounts, that could harm our results and financial condition.

        We are involved in a legal proceeding with a bank to which KPNQwest has transferred claims against us in a total amount of approximately EUR 21 million. While we believe that we are entitled to set off a significant portion of this amount against claims we had against KPNQwest, a judgment in favor of this bank could lead to a cash payment by us.

        Towards the end of 1999, WorldCom lodged a complaint with the European Commission against what it called the excessively high interconnection prices being charged by KPN Mobile and other operators. In March 2002, we received a statement of objections from the European Commission in which it reached the preliminary conclusion that we abused our position of power among others by discriminating other operators and setting unfair prices. We provided arguments that refute the Commission's preliminary analysis. In the autumn of 2002 the Commission asked for further information. It is unclear when the Commission will take a final stand, but the Commission may ultimately require KPN Mobile to lower its interconnection prices and impose a penalty of up to 10% of our sales in the preceding year.

        After an investigation into the reduction of subsidies to mobile handset retailers by the mobile phone operators in The Netherlands, including KPN Mobile, the Dutch Competition Authority ("NMa") concluded that all five mobile operators co-ordinated a decrease of the commissions to their distributors and a decrease of the handset subsidy for prepaid subscriptions. On December 30, 2002, the NMa fined KPN Mobile for EUR 31.3 million. KPN Mobile has objected to the decision and in particular the disproportionate level of the fine.

        We are engaged in a dispute with BT Ignite on the level of call termination fees that we owe for handling telephone calls from our fixed network terminating on the networks of this operator. OPTA ruled that this operator can set its own fees provided these are reasonable. A consequence of this ruling is that we must pay this operator for services we had to purchase from it in the past and can no longer pass on this amount to end-users for telephone calls that terminate on their network. We have lodged an objection.

        In September 2002, KPN Telecom was served with a class action complaint for alleged violations of US Federal Securities Law in connection with the IPO of Infonet Services Corporation in which KPN Telecom has a 17.7% interest. The complaint was filed on behalf of public investors who purchased securities of Infonet Services Corporation during the period from December 16, 1999 through August 7, 2001. It was filed against Infonet, several of its current and former directors (including one of our employees), the selling shareholders (including KPN Telecom) and the underwriters of Infonet's initial public offering. The complaint alleges that defendants made misrepresentations and omissions in Infonet's Form S-1 registration statement and the accompanying prospectus for its inital public offering and in other statements during the class period. We are unable at this time to predict the outcome of this litigation.

B.    Significant Changes

        Except as otherwise disclosed in this Annual Report, there has been no material adverse change in our business or financial condition since December 31, 2002.

ITEM 9.    THE OFFER AND LISTING

A.    Offer and Listing Details

        The following tables set forth, for the periods indicated, the high and low closing prices of the ordinary shares and ADSs as reported by Euronext (Amsterdam) and the New York Stock Exchange (NYSE), respectively.

Annual High and Low Closing Prices of our ordinary shares on Euronext (Amsterdam) and our ADSs on the NYSE*

	Euronext (Amsterdam)		NYSE
	High	Low	High	Low
	EUR		$
1998	21.9	11.4	25.1	11.8
1999	48.5	18.2	48.8	19.6
2000	74.0	12.1	71.1	10.8
2001	18.0	2.2	16.9	2.1
2002	6.9	4.0	6.8	3.7

Closing Prices of our ordinary shares on Euronext (Amsterdam) and of our ADSs on the NYSE*

		Euronext (Amsterdam)		NYSE
		High	Low	High	Low
		EUR		$
2001	1st quarter	18.0	10.0	16.9	9.1
	2nd quarter	14.7	5.8	13.1	5.1
	3rd quarter	7.0	2.2	5.9	2.1
	4th quarter	6.9	3.0	6.1	2.7
2002	1st quarter	6.4	5.0	5.7	4.4
	2nd quarter	5.9	4.0	5.2	3.7
	3rd quarter	5.8	4.3	5.6	4.1
	4th quarter	6.9	5.1	6.8	4.9
2003 (through March 20)	1st quarter	7.1	5.4	7.5	5.9

Monthly High and Low Closing Prices of our ordinary shares on Euronext (Amsterdam) and our ADSs on the NYSE*

	Euronext (Amsterdam)		NYSE
	High	Low	High	Low
	EUR		$
September 2002	5.7	5.1	5.4	4.9
October 2002	6.4	5.1	6.2	5.0
November 2002	6.9	5.7	6.8	5.7
December 2002	6.7	6.0	6.7	6.2
January 2003	7.1	6.3	7.5	6.7
February 2003	6.4	5.7	6.9	6.1
March 2003 (through March 20)	6.4	5.4	6.8	5.9

(*)
All prices have been restated to reflect a two-for-one share split of June 5, 2000.

        Our ordinary shares are held in bearer form or held in the form of ordinary shares registered in KPN's share register in The Hague, The Netherlands. Ordinary shares may be converted from one form to the other but only ordinary shares in bearer form deposited with The Netherlands Central Institute for Giro Securities may be traded on Euronext (Amsterdam). As of March 20, 2003 approximately 68.6% of the outstanding ordinary shares are held in bearer form and the remaining shares are held in registered form by the State and some other registered shareholders (31.4%).

        The closing price of the ordinary shares on Euronext on March 20, 2003, was EUR 6.15. The closing price of the ADSs on the NYSE on March 20, 2003, was USD 6.58.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        Since June 13, 1994, our ordinary shares have been listed on the Amsterdam Stock Exchange, now Euronext (Amsterdam). We have an unrestricted sponsored ADR facility with Citibank N.A., as depositary pursuant to a deposit agreement. The ADRs evidence ADSs, each of which represents the right to receive one ordinary share. The ADSs have been listed for trading on the New York Stock Exchange ("NYSE") under the symbol "KPN" since October 23, 1995. For further information on our ADR facility see "Item 10.B—Additional Information—Memorandum and Articles of Association". Our ordinary shares are also listed on the London Stock Exchange (since June 1996) and the Frankfurt Stock Exchange (since July 1996).

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.    Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

General

        Set out below is a summary of certain material provisions of our current articles of association, as amended, and of Dutch corporate law. This summary is not exhaustive and is qualified in its entirety by the full text of our articles of association and by Dutch corporate law. Copies of our articles of association may be obtained in both Dutch and English upon written request to us at our principal office.

        We were incorporated under the laws of The Netherlands on January 1, 1989 by deed executed on December 20, 1988. We have our corporate seat in The Hague, The Netherlands. We are registered under number 02045200 at the Commercial Register of the Chamber of Commerce for Haaglanden, The Hague, The Netherlands, and our executive offices are located at Maanplein 55, 2516 CK The Hague, The Netherlands. Our articles of association were last amended by notarial deed, executed by Mr. Gerbrand W.Ch. Visser, civil law notary, in Amsterdam, The Netherlands on May 14, 2002.

Current Articles of Association

        The following description of share capital is, save as otherwise stated, based on, and qualified in its entirety by reference to the full text of, our articles of association as these currently read.

Authorized Share Capital

        As of May 14, 2002 our authorized share capital is EUR 1,920,000,000 consisting of:

  •
  4,000,000,000 ordinary shares with a nominal value of EUR 0.24 each;

  •
  1 special share with a nominal value of EUR 0.48; and

  •
  3,999,999,998 Class B preference shares with a nominal value of EUR 0.24 each.

        Our authorized capital may be further increased by means of a shareholders' resolution adopted on the proposal of our Board of Management, which is approved by our Supervisory Board and subsequent amendment of our articles of association. A shareholders' resolution to amend the articles of association in order to create a new class of shares or profit sharing certificates or other corporate rights that entitle the holder to the result and/or capital of our company, or the cancellation of the special share or the preference shares must be approved by the holder of the special share.

Issued share capital

        As of December 31, 2002, 2,490,996,876 ordinary shares are issued and outstanding, together with one special share issued to the State. There are no outstanding preference shares.

        Our Board of Management is authorized to resolve to issue new shares, subject to the approval of both our Supervisory Board and the holder of the special share. This authority expires on October 25, 2003 unless extended by a resolution of the general meeting of shareholders for a period not exceeding five years, or by amendment of our articles of association. Extension by a resolution of the general meeting of shareholders is subject to the approval of the holder of our special share. The extent of the authority of our Board of Management to resolve to issue shares is determined by a resolution of the general meeting of shareholders and relates to not more than all unissued shares of the authorized share capital, as applicable now or at any time in the future. The rights attached to the shares will commence as of the date of delivery.

Ordinary shares

Form

        All our ordinary bearer shares outstanding from time to time are represented by one single share certificate (the "NECIGEF Global Certificate"). Our ordinary shares represented by this NECIGEF Global Certificate are listed on Euronext Amsterdam, the Frankfurt Stock Exchange and the London Stock Exchange, and ADSs representing ordinary shares in bearer form are listed on the New York Stock Exchange.

NECIGEF Global Certificate

        On the occasion of the issuance of ordinary shares, any person entitled to receive such shares may submit a written request to the company for a registered ordinary share. Otherwise, he or she will receive an interest in the NECIGEF Global Certificate. The company shall have the NECIGEF Global Certificate kept in safe custody by NECIGEF for the benefit of the NECIGEF beneficiaries. No individual ordinary bearer share shall be delivered.

Conversion of ordinary bearer shares into ordinary registered shares and vice versa

        A NECIGEF beneficiary may at any time, through a NECIGEF participant, require the conversion of one or more bearer ordinary shares, up to the maximum number he is entitled to, into registered ordinary shares, provided certain conditions have been fulfilled. A holder of ordinary registered shares may at any time require the conversion of such ordinary shares into ordinary bearer shares, provided certain conditions have been fulfilled.

Preemptive rights

        Except for issues of ordinary shares in return for non-cash consideration and ordinary shares issued to our employees or employees of any of our Group companies as defined under Dutch law, holders of ordinary shares generally will have preemptive rights to subscribe for new ordinary share issuances. The preemptive rights may be restricted or excluded by a resolution of our Board of Management subject to approval of our Supervisory Board and the holder of our special share. This authority of our Board of Management expires simultaneously with its authority to resolve to issue new shares, and may be extended in the same way, subject to certain quorum requirements.

Voting rights

        Each ordinary share entitles the holder thereof to cast one vote at a general meeting of shareholders.

Transfer

        Ordinary bearer shares, represented by the NECIGEF Global Certificate, are transferred and held in safekeeping on the basis of the Securities Giro Act of 1971 (Wet giraal effectenverkeer). The transfer is effected in book-entry form.

        Ordinary registered shares are transferred by means of a deed of transfer and, unless we are a party to the legal act underlying the transfer, our written acknowledgement of the transfer of ordinary registered shares.

Special share

Form

        The special share is in registered form only. No share certificate is issued for this share. The special share is held by The State of The Netherlands.

Voting and special rights

        The special share entitles the holder thereof to cast two votes at the general meeting of shareholders. In addition, the following resolutions require approval of the holder of the special share:

  •
  resolutions to issue shares and/or restrict or exclude preemptive rights;

  •
  resolutions of the general meeting of shareholders to extend the designation of Board of Management as the competent body to issue shares and to restrict or exclude preemptive rights;

  •
  resolutions of the general meeting of shareholders to authorize a corporate body to issue shares;

  •
  resolutions of our Board of Management to acquire or dispose of an amount of ordinary shares exceeding 1% of our issued capital of ordinary shares;

  •
  resolutions of our Board of Management mentioned in article 25(3)(a) of our articles of association, i.e., to exercise the right to vote on shares in, KPN Telecom B.V. with respect to a proposal to dissolve this company; a legal merger or demerger (splitsing) of this company; acquisition of its own shares by this company; amendment of the articles of association of this company relating to the competence of its general meeting of shareholders concerning any of the aforementioned three subjects; and resolutions of our Board of Management to make capital expenditures which would reduce our shareholders' equity below 30% of our total capital according to our consolidated balance sheet;

  •
  resolutions of our Board of Management to pay all or part of the dividends declared in respect of our ordinary shares in shares rather than in cash;

  •
  proposals of our Board of Management to charge distributions to holders of ordinary shares to the distributable part of the shareholders' equity;

  •
  resolutions of the general meeting of shareholders or of our Board of Management to: enter into a legal merger or demerger; dissolve the company; amend our articles of association if the amendment concerns among others: our corporate purpose insofar as it relates to carrying out the concessions or licenses (article 4); our authorized capital and the classes of shares insofar as it relates to the creation of a new class of shares or profit sharing certificates or other corporate rights which entitle the holder to the result and/or the capital of the company or to the cancellation of the special share or the preference shares B (article 5); distributions in shares or distributions charged to our reserves in so far as it relates to the approval of the holder of the special share (article 36); the transfer of the special share (article 17); any amendments which are prejudicial or detrimental to or incompatible with the statutory rights attached to the special share, such as the approval rights listed above; and article 47 paragraph 2, in which these amendments which require approval of the holder of our special share are listed.

Dividends

        Subject to the exceptions described under "—Summary of other material provisions of our articles of association" relating to the payment of share dividends, the special share is entitled to 7% of the nominal value of the special share if a dividend is declared.

Liquidation rights

        The special share is entitled to the nominal value paid up on this share and any amount still owed by way of dividend on this share, insofar as this has not been distributed in previous years.

Transfer

        Any transfer to a party other than to ourselves can only be effected with the approval of our Board of Management and our Supervisory Board. The special share must be transferred within three months after such approval was granted. The approval is deemed to be granted if our Board of Management and our Supervisory Board, having informed the applicant of the refusal of his request, do not simultaneously inform the applicant of one or more prospective buyers who are prepared to purchase the special share against payment in cash. We can be designated as a prospective buyer. Transfer of the special share shall, in any case, take place against a consideration equal to the nominal value of the special share. A transfer of the special share without approval of our Board of Management and our Supervisory Board entails termination of the special rights granted in the articles of association to the holder of the special share.

Class B preference shares

        Our articles of association provide for the issuance of Class B preference shares with a nominal value of EUR 0.24 each. Class B preference shares are intended as a preventive measure against unfriendly takeover bids. In the event of an unfriendly takeover bid, we may decide to issue Class B preference shares to a legal entity charged with caring for our interests and preventing influences that may threaten our continuity, independence or identity. Class B preference shares carry no preemptive rights. No Class B preference shares are currently outstanding.

Form

        Our Class B preference shares are in registered form only. No share certificates shall be issued for these shares. Currently, no Class B preference shares have been issued. Our Class B preference shares must be paid up for at least one quarter of their nominal value, and payment on these shares may only take place in cash.

Voting rights

        Each Class B preference share represents the right to cast one vote at a general meeting of shareholders.

Transfer

        Class B preference shares are transferred by means of a deed of transfer and, unless we are a party to the legal act underlying the transfer, our written acknowledgement of the transfer of such shares.

Issuance

        An issue of Class B preference shares pursuant to a resolution by a body other than the general meeting of shareholders may only take place with the prior approval of the general meeting for the specific issue, if the amount of Class B preference shares issued would exceed 100% of the amount of other shares issued as a result of this issue. If the total amount of issued Class B preference shares will not exceed 100% of the amount of other shares issued as a result of such issue, a general meeting of shareholders shall be convened within four weeks of the issue. At this meeting the reasons of the issue shall be explained. After an issue of Class B preference shares, a general meeting of shareholders will be convened and held no later than two years after the date on which the Class B preference shares were first issued. The agenda for that meeting shall include a resolution relating to the repurchase or cancellation of the Class B preference shares. If this shareholders' meeting does not result in the adoption of a resolution to repurchase or cancel the Class B preference shares, a general meeting shall be convened and held within two years of the previous meeting. On the agenda of this second meeting, an identical item shall be included. This procedure shall be followed until no more Class B preference shares remain issued. This procedure to repurchase or cancel the Class B preference shares is not applicable to Class B preference shares issued pursuant to a resolution of the general meeting of shareholders.

Dividends

        Distribution of dividends, if any, will first take place on the special share and on the Class B preference shares. Holders of Class B preference shares are entitled to an annual dividend of which the percentage is equal to the average of the 12 month EURIBOR (Euro Interbank Offered Rate) interest rate, weighted to the number of days over which the payment occurs, increased by one. Alternatively, if the 12 month EURIBOR is no longer fixed at any time, the dividend percentage shall be calculated by reference to the arithmetic mean of the average effective yields of the five longest-dated state loans, as calculated and published by the Dutch Central Bureau of Statistics in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam (the "Official Price List") over the last 20 stock exchange business days before the date of issue, plus a premium of at least 0.25% and at most 1% to be determined by the Board of Management and subject to the approval of the Supervisory Board. If net profits in any year are not sufficient to allow for a payment of dividends in full on the special share and the Class B preference shares, the deficit shall be distributed out of the distributable reserves.

Summary of other material provisions of our articles of association

General

        Set forth below is a summary of certain material provisions of our articles of association and of Dutch corporate law. This summary is not exhaustive and is qualified in its entirety by the full text of our articles of association. Copies of our articles of association may be obtained in both Dutch and English upon written request to us at our principal office.

Corporate purpose

        Article 4 of our articles of association provides that our business activity shall be, among other things, (1) to conduct holding activities in enterprises that, among other things, operate in the field of transmitting, storing, converting, managing and disposing of information; (2) to let subsidiaries carry out the concessions or licenses granted by the Government within the field mentioned in (1); and (3) to conduct other holding and financing activities.

Acquisition of our own shares

        We may acquire our own shares subject to applicable provisions of Dutch law. We may only acquire our own fully paid-up shares for consideration if (1) the distributable part of the shareholders' equity is at least equal to the acquisition price, and (2) we and our subsidiaries would thereafter not hold or hold in pledge shares with an aggregate nominal value exceeding one-tenth of our issued share capital, and further subject to some provisions of Dutch law and our articles of association. Acquisition of our own shares may be effected by our Board of Management subject to approval of the Supervisory Board. A resolution to effect such an acquisition must be approved by the holder of our special share if the amount of our shares to be acquired by us exceeds 1% of the outstanding capital of ordinary shares. In all cases, our Board of Management must be authorized by the general meeting of shareholders to resolve to acquire our own shares. This authorization has been given by the general meeting of shareholders held on April 25, 2002 for a maximum period of 18 months. Shares held by us or one of our subsidiaries in our own capital may not cast votes or be counted for quorum purposes at shareholders' meetings. No distribution of dividends will take place on shares held by us.

Shareholders meeting

        We are required to hold a general meeting of shareholders for the purpose of, inter alia, approving the annual accounts and discussion of the annual report within six months of the end of the financial year. Our financial year is the calendar year. Other general meetings of shareholders shall be held as often as the Supervisory Board or the Board of Management deems necessary, subject to applicable provisions of Dutch law. One or more shareholders representing at least 10.0% of the outstanding share capital may, upon their request, be authorized by the president of the district court to call a general meeting of shareholders, provided they have requested in writing that our Board of Management and our Supervisory Board call a general meeting, stating their proposed agenda in detail and our Board of Management and our Supervisory Board have not taken steps to ensure that a general meeting can be held within six weeks of their request. Unless otherwise required by law or our articles of association, all decisions of the general meeting of shareholders may be adopted by an absolute majority of the votes cast.

        Each shareholder who is entitled to vote has the right to attend a general meeting of shareholders, either in person or by written proxy, to address the meeting and to exercise its voting rights, subject to the provisions of the articles of association. To exercise its voting rights, holders of ordinary bearer shares are recognized as a shareholder by us if the person is named in a written statement from a NECIGEF participant as a NECIGEF beneficiary and holders of ordinary registered shares must notify us in writing of their intention to attend, in each case to be received by us by the date set in the notice convening the meeting.

        Notices convening general meetings of shareholders are given by publication in a nationally distributed daily newspaper in The Netherlands, the United Kingdom and Germany and in the

Official Price List. Notice convening general meetings of shareholder to the holder of the special share is given by means of a letter.

Approval of annual accounts and discharge

        Within five months following the end of each financial year, our Board of Management must prepare annual accounts accompanied by an annual report. This period may be extended by the general meeting of shareholders on account of special circumstances by up to six months. The annual accounts are adopted by the Supervisory Board. The Supervisory Board submits the adopted annual accounts to our general meeting of shareholders for approval. At the same time, our Supervisory Board submits the adopted annual accounts to our central works council for discussion. The annual accounts and the annual report will be available at our offices to shareholders from the date of the notice convening our annual general meeting of shareholders.

        Our general meeting of shareholders may discharge the members of our Board of Management and Supervisory Board from liability with respect to the exercise of their duties during the financial year concerned. Such discharge is subject to mandatory provisions of Dutch law, including those relating to liability of members of the supervisory boards and boards of management upon bankruptcy of a company. Moreover, this discharge does not extend to actions or omissions not disclosed in or apparent from the adopted annual accounts, if these actions or omissions were concealed by the director concerned, while the discharging shareholders could not have known about these actions or omissions.

Resolutions

        Resolutions of our Board of Management relating to, inter alia, the issue and acquisition of our shares and debt instruments issued by us, are subject to the approval of our Supervisory Board. The Supervisory Board is authorized to require its approval of further resolutions of the Board of Management. All such resolutions must be clearly specified in writing and the Board of Management must be informed of these in writing.

Dividends

        We pay dividends out of profits or, by exception on the proposal of our Board of Management approved by our Supervisory Board, out of the distributable part of our shareholders' equity as shown in our annual accounts. We may not pay dividends if the payment would reduce shareholders' equity below the sum of the paid-up capital and any reserves required by Dutch law. Pursuant to our articles of association, our special share and our Class B preference shares have preferential dividend rights. Thereafter, our Board of Management, upon approval of our Supervisory Board, shall determine how much of the remaining profit shall be allocated to our reserves before dividends are paid on our ordinary shares. Our Board of Management may resolve, with the approval of our Supervisory Board and the holder of our special share, that some or all of the dividends on our ordinary shares will be paid in shares rather than in cash. Our Board of Management may, with the approval of our Supervisory Board and subject to some statutory provisions, make interim distributions on our ordinary shares. A claim for the payment of dividend (including interim dividend) lapses five years after the first calendar day following the day on which shareholders were first permitted to make a claim for payment of dividend. For the computation of profit distribution, shares held by us shall not be taken into account.

        See "Dividend Policy" for a discussion of our current intentions with respect to dividends.

Capital reduction

        Upon the proposal of our Board of Management and with the approval of our Supervisory Board, our general meeting of shareholders may resolve to reduce our issued capital. It may do so by canceling shares, or by reducing the nominal value of the shares by amendment of our articles of association. Cancellation of shares may only take place with regard to shares which are held by the company itself, or with respect to all shares of a particular class, in all cases with repayment and with the consent of the meeting of holders of shares of the same class whose rights are prejudiced. Cancellation of the special share require the prior consent of the holder of it in all circumstances.

Amendment of the articles of association; dissolution; statutory merger; split-up

        The general meeting of shareholders can resolve to effect our merger, split-up or dissolution or resolve to amend our articles of association only upon a proposal by our Board of Management. Such a proposal must be approved by our Supervisory Board. The shareholders' resolution to this effect can be adopted by an absolute majority. The shareholders' resolution must be approved by the holder of our special share in case of a merger, split-up, or dissolution and, in the case of an amendment of our articles of association, if the proposed amendment concerns any of the subjects listed above as requiring approval of the holder of the special share, under "—Issued share capital—Special share."

Representation and conflicts of interest

        We are represented by our Board of Management. Representative authority shall also vest in the chairman of our Board of Management or two other members of the Board of Management acting jointly. In the event of a conflict of interest between us and a member of our Board of Management, we will be represented by another member of our Board of Management or a member of our Supervisory Board appointed by our Supervisory Board for this purpose.

Liquidation rights

        In the event that we are dissolved or liquidated, the assets remaining after payment of all debts will be distributed to holders of our share capital as follows: first, to the holder of the special share and to the holders of any issued and outstanding Class B preference shares, the nominal amount paid up on these shares and any amount still owed by way of dividend on these shares, insofar as this has not been distributed in previous years. Then, the remaining balance shall be transferred to the holders of ordinary shares in proportion to the total number of shares held by each of them. Any liquidation is otherwise subject to mandatory provisions of the laws of The Netherlands.

Restrictions on non-Dutch shareholders' rights

        Under our articles of association, there are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights in respect of our securities, and there are no such restrictions under Dutch corporate law.

Directors

        Remuneration for the members of the Supervisory Board is determined by the general meeting of shareholders. Remuneration for the members of the Board of Management is set by the Supervisory Board.

American Depositary Receipts

        The following is a summary of certain provisions of the Deposit Agreement (as amended and including all exhibits thereto, the "Deposit Agreement"), among us, Citibank, N.A. acting as depository bank ("the Depositary"), and the registered holders and beneficial owners from time to time of the American Depositary Receipts ("ADRs"). This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. The Deposit Agreement is an exhibit to this registration statement and will be available for inspection at the principal office of the Depositary in New York, which is presently located at 111 Wall Street, New York, New York 10043, U.S.A. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

        ADRs evidencing American Depositary Shares ("ADSs") are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents the right to receive one ordinary share deposited under the Deposit Agreement (together with all other securities, property and cash received and held thereunder at any time in respect of or in lieu of such deposited Shares, the "Deposited Securities"). Ordinary shares will be deposited to an account maintained by Citibank, N.A. Amsterdam or ABN AMRO Bank N.V., as the custodian and agent of the Depositary in The Netherlands (the "Custodian"). Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and us as the absolute owners of such ADRs.

        The Deposit Agreement and the ADSs will be governed by, and construed in accordance with, the laws of the State of New York without reference to the principles of choice of law thereof. Notwithstanding anything contained in the Deposit Agreement, any ADR or any present or future provisions of the laws of the State of New York, the rights of holders of ordinary shares and of any other Deposited Securities and our obligations and duties in respect of the holders of ordinary shares or other Deposited Securities, as such, shall be governed by the laws of The Netherlands.

C.    Material Contracts

Contractual arrangements relating to NTT DoCoMo's investment in KPN Mobile

        Due to the refinancing of KPN Mobile, whereby we converted EUR 14 billion of shareholder loans in to equity, NTT DoCoMo's shareholding was diluted from 15% to 2.16%. As a result, NTT DoCoMo lost all its minority protection rights and most restrictions imposed on both us and NTT DoCoMo under the Subscription Agreement and Shareholders' Agreement have terminated.

        The standstill restriction under the Subscription Agreement on NTT DoCoMo is not terminated. This restriction prohibits NTT DoCoMo, until August 2, 2004, to acquire shares in us without our prior written consent, or to acquire shares in KPN Mobile which represent more than 15% of the total number of votes exercisable at a general meeting of KPN Mobile's shareholders, without KPN Mobile's prior written consent.

        NTT DoCoMo's dilution of shareholding also resulted in NTT DoCoMo losing all its minority protection rights as agreed in the Shareholders' Agreement, being (i) the right to do a binding nomination to appoint nominees to the Supervisory Board of KPN Mobile, (ii) the right of access to KPN Mobile's management, facilities and business information, (iii) the right to sell shares in KPN Mobile together with us ("tag-along right"), (iv) the right to maintain its shareholding upon the occurrence of a dilutive event ("top-up right") and (v) the right of first refusal.

        We, KPN Mobile and NTT DoCoMo are still party to a registration rights agreement we entered into on August 2, 2000, pursuant to which NTT DoCoMo may require KPN Mobile to, subject to various limitations and conditions, take all necessary steps to effect a registration of all or a specified number of NTT DoCoMo's shareholdings in KPN Mobile so that such shares can be publicly sold in the United States of America and listed in The Netherlands (if not already listed).

        NTT DoCoMo may only require KPN Mobile to file one registration statement in any 12 month period. NTT DoCoMo may not request more than a total of four registrations. NTT DoCoMo may only exercise its registration rights in respect of shares worth at least $250 million market value or its euro equivalent.

Contractual arrangements with Hutchison

        KPN Mobile, NTT DoCoMo and Hutchison Whampoa Limited, known as HWL, entered into a joint venture in July 2000 in connection with the acquisition of a UMTS license in the U.K. by Hutchison 3G UK Limited, known as Hutchison 3G UK, whose entire issued share capital is owned by Hutchison 3G UK Holdings Limited, known as 3G HoldCo. Both companies are incorporated in England and Wales.

        NTT DoCoMo acquired a 20% stake in 3G HoldCo and KPN Mobile has a 15% stake, with HWL retaining the remainder. KPN Mobile's interest in the U.K. joint venture is documented in two agreements—a subscription agreement and a shareholders' agreement.

Subscription agreement

Subscription

        On September 21, 2000, KPN Mobile paid GBP 900 million (approximately EUR 1.5 billion) for its 15% stake in 3G HoldCo.

Shareholders' agreement

        The shareholders' agreement between HWL and KPN Mobile relating to 3G HoldCo sets out each party's rights and obligations in relation to 3G HoldCo and Hutchison 3G UK, together the 3G Group.

Reserved matters

        The 3G Group cannot decide upon a number of matters without the prior approval of each of HWL, NTT DoCoMo and KPN Mobile, as long as HWL's interest is at least at 50% (directly as shareholder or through their nominated directors). Deadlocks are subject to a set of internal procedures. If there is no resolution, then the matter will not proceed any further unless it relates to the adoption or amendment of a business plan, in which case HWL may require KPN Mobile and NTT DoCoMo to agree to the deadlocked matter.

Funding

        Funding requirements of the 3G Group are intended to be met by internal cash flow and third-party commercial borrowings. If such funds are insufficient the shareholders will be called upon to give counter indemnities or advance funds to meet any shortfall pro rata to their equity interests. KPN Mobile would therefore be called upon to contribute 15% of any funding required. The shareholders may pursuant to valid funding calls be required to provide additional funding up to a maximum additional aggregate amount of GBP 1 billion. KPN Mobile's maximum amount of required funding would therefore be GBP 150 million. If a shareholder refuses to meet a funding call within the funding limit, then such shareholder may be regarded as in default. See "—Default."

        Any shortfalls caused by a defaulting shareholder can be overcome with a pro rata contribution from the other shareholders. Repayment of the shortfall by the non-funding shareholder, including repayment using its equity holdings, will be distributed among the funding shareholders pro rata according to their additional contributions. If the non-funding shareholder does not repay its obligation, then the other shareholders may force a sale of the defaulting shareholder's equity stake in 3G HoldCo necessary to satisfy the obligation. The price per share for such a sale would be established by an internationally recognized investment bank.

        On March 7, 2003, KPN Mobile received a request for GBP 150 million of shareholder funding from Hutchison 3G UK. We are carefully studying the request and are taking advice on whether this is a valid funding call. KPN Mobile will announce its response to the notice by mid April 2003.

Default

        If HIL or a subsidiary of HWL commits an act constituting an event of default, including a material breach of the agreement or an insolvency event, KPN Mobile has an option to require HIL to purchase its shares (a "default put option"). If KPN Mobile commits such an event of default, HIL has the option to require KPN Mobile to sell its shares to HIL (a "default call option"). An expert will be appointed to determine a fair price for either a call or put option purchase and KPN Mobile shall be bound to sell its shares in 3G HoldCo to HIL at the following prices:

  •
  140% of the fair price in the case of the default put option; or

  •
  60% of the fair price in the case of the default call option.

D.    Exchange Controls

        There are no legislative or other legal provisions currently in force in The Netherlands or arising under our articles of association restricting transfers to holders of our securities not resident in The Netherlands. Cash dividends payable in euro on ordinary shares may be officially transferred from The Netherlands and converted into any other convertible currency.

        There are no limitations, either under the laws of The Netherlands or our articles of association, on the right of non-residents of The Netherlands to hold or vote the common stock.

E.    Taxation

        This taxation summary solely addresses the principal Dutch and United States tax consequences of the acquisition, the ownership and disposition of ordinary shares and ADSs. It is a general summary that does not apply to certain categories of investors and it does not discuss every aspect of taxation that may be relevant to a particular holder of shares or ADSs under special circumstances or who is subject to special treatment under applicable law. This summary also assumes that we are organized, and that our business will be conducted, in the manner outlined in this Annual Report. Changes in the organizational structure or the manner in which we conduct our business may invalidate this summary.

        This summary is based on the tax laws of The Netherlands and the United States as they are in force and in effect on the date of this Annual Report.These laws could change and a change could be effective retroactively. This summary will not be updated to reflect changes in laws and if such change occurs the information in this summary could become invalid.

        This is a general summary and the tax consequences described may not apply to each holder of shares or ADSs. Any potential investor should consult his own tax advisor for more information about the tax consequences of acquiring, owning and disposing of shares or ADSs in particular circumstances.

        We have not addressed every potential tax consequence of an investment in shares or ADSs under the laws of The Netherlands and the United States.

Dutch taxation of non-resident holders of shares or ADSs

General

        The summary of certain Dutch taxes set out in this section "Dutch taxation of non-resident holders of shares or ADSs" only applies to a holder of shares or ADSs who is a Non-Resident holder of shares.

        A holder of shares or ADSs is a Non-Resident holder of shares if:

  •
  he is neither resident, nor deemed to be resident, in The Netherlands for purposes of Dutch taxation and, in the case of an individual, has not elected to be treated as a resident of The Netherlands for Dutch income tax purposes; and

  •
  in the case of an individual, he neither is nor has been, nor is deemed to be nor has been deemed to be an employee of us nor of any entity related to us; and

  •
  his shares or ADSs do not form part, and are not deemed to form part, of a substantial interest (aanmerkelijk belang) in us, unless such interest forms part of the assets of an enterprise.

        If a person holds an interest in us, such interest forms part or is deemed to form part of a substantial interest in us if any one or more of the following circumstances is present.

  •
  He alone or, in the case of an individual, together with his partner (partner) has, directly or indirectly, the ownership of shares or ADSs of us representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of us, or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of us, or the ownership of profit participating certificates (winstbewijzen) that relate to 5% or more of the annual profit of us or to 5% or more of the liquidation proceeds of us.

  •
  His partner or any of his relatives by blood or by marriage in the direct line (including foster-children) of him or of his partner has a substantial interest in us.

  •
  His shares, ADSs, profit participating certificates or rights to acquire shares, ADSs or profit participating certificates in us have been acquired by him or are deemed to have been acquired by him under a non-recognition provision.

        For purposes of the above, a person who is only entitled to the benefits from shares, ADSs or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares, ADSs or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share, ADS or a profit participating certificate, as the case may be.

Taxes on income and capital gains

        A Non-Resident holder of shares will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by us (other than the dividend withholding tax described below) or in respect of any gain realized on the disposal of shares or ADSs, unless:

  •
  he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of an enterprise, other than as an entrepreneur or a shareholder, which enterprise is either managed in The Netherlands or, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and his shares or ADSs are attributable to that enterprise; or

  •
  (in the case of an individual) he derives benefits from shares or ADSs that are taxable as benefits from miscellaneous activities in The Netherlands (resultaat uit overige werkzaamheden in Nederland).

        The concept "dividends distributed by us" as used in this section includes, but is not limited to, the following:

  •
  distributions in cash or in kind, deemed and constructive distributions (including, as a rule, consideration for the repurchase of shares or ADSs by us (other than a repurchase as a temporary investment) in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes), and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

  •
  liquidation proceeds and proceeds of redemption of shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

  •
  the par value of shares issued by us to a holder of shares or ADSs or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

  •
  partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of shareholders of us has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to the articles of association of us.

        A Non-Resident holder of shares may, inter alia, derive benefits from shares or ADSs that are taxable as benefits from miscellaneous activities in The Netherlands in the following circumstances:

  •
  if his investment activities go beyond the activities of an active portfolio investor, for instance in case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

  •
  if he makes shares or ADSs available or is deemed to make shares or ADSs available, legally or in fact, directly or indirectly, to a connected person (verbonden persoon) as described in articles 3.91 and 3.92 of the Dutch Income Tax Act 2001;

        if such activities are performed or deemed to be performed in The Netherlands.

Dividend withholding tax

        Dividends distributed by us to a Non-Resident holder of shares are generally subject to a withholding tax imposed by The Netherlands at a rate of 25%. See the sub-section "Taxes on income and capital gains" for a description of the concept "dividends distributed by us".

        If a double tax treaty is in effect between The Netherlands and the country of residence of a Non-Resident holder of shares, such holder may be eligible for a full or partial relief from the Dutch dividend withholding tax, provided that such relief is duly claimed. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by us. The Netherlands tax authorities have taken the position that this beneficial ownership test can also be applied to deny relief from Netherlands dividend withholding tax under double tax treaties and the tax arrangement for the Kingdom of The Netherlands.

        If a Non-Resident holder of shares is resident in The Netherlands Antilles or Aruba or in a member state of the European Union or in a country that has concluded a double tax treaty with The Netherlands, we are not required to withhold Dutch dividend withholding tax from a dividend distributed by us to such holder of shares to the extent that the temporary special distribution tax, discussed below in the section "Distribution tax", applies to the distribution.

        Under the convention of December 18, 1992, between the Kingdom of The Netherlands and the United States of America for the Avoidance of Double Taxation and the prevention of Fiscal Evasion with respect to Taxes on Income (the "U.S./NL Income Tax Treaty"), the Dutch dividend withholding tax rate on dividends paid by us on shares held by a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty will generally be reduced to 15%. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such shares, provided that the holder thereof or, if applicable, the paying agent, has supplied us with the appropriate Dutch tax forms in accordance with the Dutch implementation regulations under the U.S./NL Income Tax Treaty. If such forms are not duly and timely supplied, we generally will be required to withhold the dividend withholding tax at the Dutch statutory rate of 25%. In such case, a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that The Netherlands was entitled to levy in accordance with the U.S./NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therefor.

Reduction

        If we have received a profit distribution from a foreign entity, or a repatriation of foreign branch profit, that is exempt from Dutch corporate income tax and that has been subject to a foreign withholding tax of at least 5%, we may be entitled to a reduction of the amount of Dutch dividend withholding tax withheld that must be paid over to the Dutch tax authorities in respect of dividends distributed by us.

        Non-Resident holders of shares are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch dividend withholding tax and, in particular, the impact to such investors of our potential ability to receive a reduction as meant in the previous paragraph.

Gift and inheritance taxes

        A person who acquires shares or ADSs as a gift (in form or in substance) or who acquires or is deemed to acquire shares or ADSs on the death of an individual, will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

  •
  the donor or the deceased is resident or deemed to be resident in The Netherlands for purposes of gift or inheritance tax, as the case may be; or

  •
  the shares or ADSs are or were attributable to an enterprise or part of an enterprise that the donor or the deceased carried on through a permanent establishment or a permanent representative in The Netherlands at the time of the gift or of the death of the deceased; or

  •
  the donor makes a gift of shares or ADSs, then becomes a resident or deemed resident of The Netherlands, and dies as a resident or deemed resident of The Netherlands within 180 days after the date of the gift.

        If the donor or the deceased is an individual who holds Dutch nationality, he will be deemed to be resident in The Netherlands for purposes of Dutch gift and inheritance taxes if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. If the donor is an individual who does not hold Dutch nationality, or an entity,he or it will be deemed to be resident in The Netherlands for purposes of Dutch gift tax if he or it has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

        Furthermore, in exceptional circumstances, the donor or the deceased will be deemed to be resident in The Netherlands for purposes of Dutch gift and inheritance taxes if the beneficiary of the gift, or all beneficiaries under the estate jointly, as the case may be, make an election to that effect.

Distribution tax

        We are subject to a temporary special distribution tax at a rate of 20% to the extent that dividends distributed by us during the period from January 1, 2001 up to and including December 31, 2005 are classified as "excessive". For purposes of this distribution tax, dividends distributed by us are considered to be "excessive" to the extent that, during a particular calendar year, the total thereof exceeds the highest of the following three amounts:

  •
  4% of our market capitalization at the beginning of the relevant calendar year;

  •
  twice the amount of the average annual dividends (exclusive of extraordinary distributions) distributed in the three calendar years immediately preceding January 1, 2001; and

  •
  Our consolidated commercial results for the preceding book year, subject to certain adjustments.

        See the section "Dutch taxation of non-resident holders of shares or ADSs—Taxes on income and capital gains" for a description of the concept "dividends distributed by us".

        The special distribution tax will not be due if and to the extent the aggregate of dividends distributed by us during the period from January 1, 2001 up to and including December 31, 2005 exceeds the fair market value of the assets at the end of the book year ending on December 31, 2000, net of liabilities and provisions and reduced by the paid-in capital. The special distribution tax will be reduced in proportion to the percentage of the shares that were held, at the time of the "excessive" distribution, during an uninterrupted period of three years, by individuals or entities (other than investment institutions (beleggingsinstellingen) as defined in the Dutch

Corporate Income Tax Act 1969) holding at least 5% of the nominal paid-in capital, provided such shareholders are resident in The Netherlands, The Netherlands Antilles or Aruba, or in a member state of the EU, or in a country that has concluded a double tax treaty with The Netherlands. The special distribution tax is not a withholding tax; it is imposed directly on us. Therefore, if it is reduced because certain shareholders own at least 5% of the nominal paid-in capital, we will receive the benefit of the reduction and it will inure indirectly not only to the shareholders whose shareholdings caused the reduction to apply.

Capital tax

        We are subject to Dutch capital tax at a rate of 0.55% on any contribution received in respect of shares, unless an exemption applies.

Other taxes and duties

        No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of shares.

Certain United States federal income tax consequences for holders of shares or ADSs

        The following is a general summary of the principal US federal income tax consequences that may be relevant with respect to the purchase, ownership and disposition of the shares or ADSs. This summary addresses only the US federal income tax considerations of holders that will hold the shares or ADSs as capital assets. It is not a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares or ADSs. In particular, this summary does not address tax considerations applicable to holders that are subject to special tax rules including, without limitation, the following:

  (i)
  financial institutions;

  (ii)
  insurance companies;

  (iii)
  dealers or traders in securities or currencies;

  (iv)
  tax-exempt entities;

  (v)
  regulated investment companies;

  (vi)
  persons that will hold the shares or ADSs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for US federal income tax purposes;

  (vii)
  persons that own (or are deemed to own) 10% or more of our voting shares;

  (viii)
  persons who hold shares or ADSs through partnerships or other pass-through entities;

  (ix)
  persons that have a "functional currency" other than the US dollar; and

  (x)
  persons that have acquired or will acquire shares or ADSs upon the exercise of options or otherwise as compensation.

        Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of shares or ADSs.

        This summary is based on the US Internal Revenue Code of 1986, as amended, which we refer to as the Code, US Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Annual Report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        For the purposes of this summary, a "US Holder" is a beneficial owner of shares or ADSs that is, for US federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation or other entity treated as a corporation for US federal income tax purposes, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to US federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more US persons have the authority to control all of the substantial decisions of such trust. A "Non-US Holder" is a beneficial owner of shares or ADSs that is not a US Holder.

        Each holder of shares or ADSs should consult its own tax advisor with respect to the US federal, state, local and foreign tax consequences of acquiring, owning or disposing of shares or ADSs.

Distributions

        For US federal income tax purposes, a US Holder of an ADS will generally be treated as the owner of the proportionate interest of the shares held by the [depository] that is represented by such ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holder's proportionate interest in the shares. A US Holder's tax basis in the withdrawn shares will be the same as the tax basis in the ADS surrendered therefore, and the holding period in the withdrawn shares will include the period during which the holder held the surrendered ADS.

        Subject to the PFIC rules discussed below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a US Holder with respect to shares or ADSs will be taxable to the US Holder as a dividend to the extent of our current and accumulated earnings and profits as determined under US federal income tax principles. The US Holder will not be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations. Distributions in excess of earnings and profits will be non-taxable to the US Holder to the extent of, and will be applied against and reduce, the US Holder's adjusted tax basis in the shares or ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the US Holder as capital gain from the sale or exchange of property. We do not maintain calculations of our earnings and profits under US federal income tax principles. If we do not report to a US Holder the portion of a distribution that exceeds earnings and profits, the distribution should generally be reported by the US Holder as a taxable dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The Internal Revenue Service is not bound by the US Holder's characterization of a payment. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

        The amount of any distribution paid in euro, including the amount of any withholding tax thereon, will be included in the gross income of a US Holder in an amount equal to the US dollar value of the euro calculated by reference to the exchange rate in effect on the date of receipt of such distribution by the US Holder, in the case of shares held directly by the US Holder, or by the depository, in the case of ADSs, regardless of whether the euro are converted into US dollars. If the euro are converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the euro received in the distribution are not converted into US dollars on the date of receipt, a US Holder will have a basis in the euro equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the euro will be treated as ordinary income or loss.

        Dividends received by a US Holder with respect to shares or ADSs will be treated as foreign source income for the purposes of calculating that holder's foreign tax credit limitation. Subject to certain conditions and limitations, and subject to the discussion in the next paragraph, Dutch income tax withheld on dividends at the rate specified in the Dutch-US Treaty may be deducted from taxable income or credited against a US Holder's US federal income tax liability. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute "passive income", or, in the case of certain US Holders, "financial services income". In certain circumstances, a US Holder may be unable to claim foreign tax credits for foreign taxes imposed on a dividend if the US Holder (1) has not held the shares or ADSs for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (2) is obligated to make payments related to the dividends; or (3) holds the shares or ADSs in arrangements in which the US Holder's expected profit, after non-US taxes, is insubstantial.

        In general, upon making a distribution to shareholders, we are required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities and, in such circumstances, the full amount of the taxes so withheld will generally (subject to certain limitations and conditions) be eligible for the US Holder's foreign tax deduction or credit as described above. However, under certain circumstances we should be allowed to reduce the amount of Dutch dividend withholding tax that is required to be remitted to the Dutch tax authorities by the lesser of (i) 3% of the portion of the gross amount of the dividend paid by us that is subject to Dutch dividend withholding tax and (ii) 3% of the gross amount of the dividends and profit distributions received by us from qualifying non-Netherlands subsidiaries in the current calendar year (up to the date of the distribution) and the two proceeding calendar years, to the extent that the dividends and profits distributions have not yet been taken into account for purposes of establishing the foregoing reduction. See "—Certain Dutch tax consequences for holders of shares or ADSs—Dutch taxation of non-resident holders of shares or ADSs—Dividend withholding tax—Reduction" for a summary of conditions that must be satisfied for us to become eligible for this reduction. Although this credit reduces the amount of dividend withholding tax that we are required to pay to the Dutch tax authorities, it does not reduce the amount of tax we are required to withhold from dividends. In these circumstances, to the extent that we are not required to remit the amount withheld as Dutch dividend withholding tax to the Dutch tax authorities, the withholding tax likely will not qualify as a creditable or a deductible tax for US foreign tax credit purposes. Should we be allowed to apply the reduction described above, we will endeavor to provide US Holders with information regarding the extent to which we have applied the reduction described above with respect to dividends that have been paid to US Holders. Investors are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch withholding taxes and, in particular, the impact to such investors of our potential ability to receive a credit with respect to certain dividends received from any of our qualifying non-Netherlands subsidiaries.

        A distribution of additional shares or ADSs to US Holders with respect to their shares or ADSs that is made part of a pro rata distribution to all shareholders generally will not be subject to US federal income tax. However, a US Holder receiving a non-taxable distribution of additional shares or ADSs generally must allocate to those shares or ADSs a portion of its basis in the shares or ADSs on which the distribution was made. The US Holder's holding period in the additional shares or ADSs will generally include the holding period of the shares or ADSs on which the distribution was made.

        A Non-US Holder generally will not be subject to US federal income or withholding tax on dividends received on shares or ADSs unless that income is effectively connected with the conduct by that Non-US Holder of a trade or business in the United States.

Sale or other disposition of shares or ADSs

        A US Holder generally will recognize gain or loss for US federal income tax purposes upon the sale or exchange of shares or ADSs in an amount equal to the difference between the US dollar value of the amount realized from such sale or exchange and the US Holder's tax basis for the shares or ADSs. This gain or loss will be a capital gain or loss and generally will be treated as from sources within the United States, except that losses will be treated as foreign source to the extent the US Holder received dividends that were includable in the financial services income basket for foreign tax credit purposes during the 24-month period prior to the sale. Holders of shares or ADSs should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that hold the shares or ADSs for more than one year) and capital losses (the deductibility of which is subject to limitations).

        If a US Holder receives foreign currency upon a sale or exchange of shares or ADSs, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the US Holder, the US Holder generally will not be required to recognize any gain or loss on such conversion.

        A Non-US Holder generally will not be subject to US federal income or withholding tax on any gain realized on the sale or exchange of shares or ADSs unless: (i) that gain is effectively connected with the conduct by that Non-US Holder of a trade or business in the United States, (ii) in the case of any gain realized by an individual Non-US Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or (iii) the Non-US Holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

Redemption of shares or ADSs

        The redemption of shares or ADSs will be treated as a sale of the redeemed shares or ADSs by the US Holder (which is taxable as described above under "—Sale or other disposition of shares or ADSs") or, in certain circumstances, as a distribution to the US Holder (which is taxable as described above under "—Distributions").

Passive Foreign Investment Company considerations

        A corporation organized outside the United States generally will be classified as a "passive foreign investment company" (a "PFIC") for US federal income tax purposes in any taxable year in which, after applying certain look-through rules, either: (1) at least 75% of its gross income is "passive income", or (2) on average, at least 50% of the gross value of its assets in a fiscal year is attributable to assets that produce "passive income" or are held for the production of passive income. In arriving at this calculation, we must also include a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest. Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities and gains from commodities and securities transactions. If we were classified as a PFIL, US Holders would be subject to a special, adverse tax regime that would differ in certain respects from that described here. Based on our estimated gross income, the average value of our gross assets and the nature of our business, we do not believe that we will be classified as a PFIC in the current taxable year. However, our status in any taxable year will depend on our assets and activities in each year and, no assurances can be provided in that regard.

        Holders of shares or ADSs should consult their tax advisors regarding whether we are a PFIC and the consequences of an investment in a PFIC and certain elections that may be available to holders of shares or ADSs in a PFIC.

Backup withholding tax and information reporting requirements

        Backup withholding and information reporting requirements may apply to certain payments to US Holders on shares or ADSs and to the proceeds of a sale or redemption of the shares or ADSs. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate that is currently 30% of such payment if the US Holder fails to furnish the US Holder's taxpayer identification number, to certify that such US Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-US Holders who hold their shares or ADSs through a US broker or agent or through the US office of a non-US broker or agent may be required to comply with applicable certification procedures to establish that they are not US Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder's US federal income tax liability provided that the required information is furnished to the IRS. Holders of shares or ADSs should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

F.    Dividends and Paying Agents

        Not applicable.

G.    Statements by Experts

        Not applicable.

H.    Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and file periodic reports and other information with the Commission. We have filed and will continue to file our annual reports on Form 20-F and furnish our interim reports on Form 6-K.

        You may inspect the information that we filed with the Commission at the public reference facilities maintained by the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

        We will furnish the Depositary with annual reports in English, which will include a review of operations and annual audited consolidated financial statements, prepared in conformity with

Dutch GAAP. Such statements will include a reconciliation of net income and shareholders' equity to amounts determined in accordance with US GAAP. We also furnish the Depositary with quarterly reports in English prepared in conformity with Dutch GAAP, which include unaudited interim financial information. The Depositary will promptly mail such reports to all record holders of ADRs evidencing ADSs. We will also furnish to the Depositary in English all notices of shareholders' meetings and other reports and communications that it generally makes available to its shareholders. The Depositary will make notices, reports and communications available to holders of ADRs at its Corporate Trust Office.

I.      Subsidiary Information

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

        Our Corporate Treasury department manages our market risk exposures. In addition, our treasury department provides cash management and funding services to Group companies. Our treasury department aims to reduce our risk profile.

        As a result of our international activities, we are exposed to market risk resulting from changes in foreign currency exchange rates relative to the euro. In order to reduce exposure, our treasury policy provides for the use of derivative financial instruments, including forward exchange contracts, currency swap transactions and the use of foreign exchange options. Furthermore, the treasury policy provides for the use of interest rate swaps, forward rate agreements and cross currency interest rate swaps to manage our interest rate profile.

        Derivative financial instruments in order to cover foreign currency exchange rate risk and interest rate risk are used solely for the purpose of hedging underlying exposures. Contracts related to derivative financial instruments are entered into for periods consistent with the underlying exposures (when economically feasible) and do not constitute positions independent of these exposures. None of these financial instruments are leveraged, used for trading purposes or taken as speculative positions.

        In addition to market risks arising from foreign currency and interest rate exposure, we face other risks including legal risks, country risk and credit risk. These risks are not presented in this analysis.

Foreign currency exchange rate risk

        Given our activities, we have exposure to foreign exchange rates outside the euro block currencies. Foreign currency exchange rate exposure mainly results from settlement of international telecommunications traffic, purchase of goods and investments in equipment in other countries and funding denominated in other currencies.

        Group companies are obliged to report foreign currency exposures to our Corporate Treasury department. Our Corporate Treasury department matches and manages all intercompany and external exposures. In order to reduce the exposures, and after taking account of natural hedges provided by other balance sheet items, hedges are generally applied on a full coverage basis. Non-freely convertible currencies are hedged if and when prevailing market conditions allow us to do so. It is our policy only to consider transactional exposures of firm commitments for hedging purposes; whereas translation exposures are only hedged when feasible via a natural hedge and if there are no constraints.

        As of December 31, 2002, we performed a sensitivity analysis with regard to our operational foreign currency exchange exposure. The analysis included, all other things being equal, a 10% adverse change in the value of the euro, compared to the currencies relevant for us as of December 31, 2002. According to this analysis such an adverse change would not result in a material hypothetical loss on the fair value of our foreign exchange rate-sensitive exposure.

        All our foreign currency denominated bonds are fully hedged with Cross Currency Swaps (fixed FX conversion rate and fixed interest rates) in order to cover the underlying currency and interest rate exposure. Certain swaps include break clauses (early termination option) where both we and our counter parties have the right to terminate the transaction on previously agreed settlement payment dates (PUT date). After expiry of the PUT date, early termination is yearly possible on the same date. When early termination occurs parties will settle a positive or negative market value. The estimated negative market value of the payable in exchange for early termination of the contracts as of December 31, 2002 without any further obligations, would amount to approximately EUR 197 million. However, in line with our hedging policy, we aim to mitigate the exposure in the event of an early termination by rolling over the Cross Currency Swap.

Interest rate risk

        We incur debt to support business operations including capital expenditures. Our interest rate risk policy is to match funding structures with the risk profile of the underlying assets. Adjustments of the interest rate profile or lower interest rates given a certain risk profile can be achieved by use of forward rate agreements and interest rate swaps.

        Excess available cash is invested in money market instruments whereby credit risk is mitigated by strict policies on counterparty limits.

        Of our total interest-bearing debt 83% had a fixed interest profile. We entered into swap contracts in order to change variable interest rates to fixed rates for a net amount of EUR 590 million or 4% of the total interest-bearing debt. As a result, as of December 31, 2002, 87% of interest-bearing debts are subject to fixed interest rates.

        As of December 31, 2002, we carried out a sensitivity analysis with regard to our interest rate risk on assets and liabilities. The total debt with a variable interest profile as of December 31, 2002 was less than the total amount of cash and cash equivalents. The analysis included, without a change in circumstances, an adverse change of 100 basis points. For the debt with a variable interest profile, this analysis resulted in a hypothetical gain of EUR 20 million per year (December 31, 2001: EUR 65 million). For cash and cash equivalents, consisting of EUR 2,657 million as of December 31, 2002, this adverse change would result in a hypothetical loss of EUR 27 million per year (December 31, 2001: EUR 73 million).

        Therefore, the total interest-bearing net debt analysis resulted in a hypothetical loss of EUR 7 million per year (December 31, 2001: EUR 8 million).

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Other than as set out herein (including the financial statements and the notes thereto), there have been no material modifications in the rights of our security holders and there are no specific assets securing any class of our securities.

ITEM 15.    CERTAIN DISCLOSURES

A.    Controls and Procedures

        As of March 20, 2003, (the "Evaluation Date"), within 90 days prior to the date of this report, the Company conducted an evaluation (under the supervision and with the participation of the Company's management, including the chief executive officer and chief financial officer), pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that as of the Evaluation Date such disclosure controls and procedures were designed to reasonably ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

        Since the Evaluation Date, there have not been any significant changes in the internal controls or in other factors that could significantly affect the internal controls.

B.    Audit Committee Financial Expert

        We consider the chairman of our Audit Committee, Mr. Eustace, as financial expert, within the meaning of the recently adopted U.S. Sarbanes-Oxley Act and related rules. A financial expert is defined as a person who has, through education and experience as a public accountant or auditor or a principal financial officer, controller, or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act, or experience in one or more positions that involve the performance of similar functions (or that results, in the judgment of the company's board of directors, in the person's having similar expertise and experience), the following attributes:

  •
  An understanding of generally accepted accounting principles and financial statements;
  •
  Experience applying such generally accepted accounting principles in connection with the accounting for estimates, accruals, and reserves that are generally comparable to the estimates, accruals and reserves, if any, used in the registrant's financial statements;
  •
  Experience preparing or auditing financial statements that present accounting issues that are generally comparable to those raised by the registrant's financial statements;
  •
  Experience with internal controls and procedures for financial reporting; and
  •
  An understanding of audit committee functions.

        Mr. Eustace is the former Chief Financial Officer of Royal Philips N.V., a Dutch company listed on the New York Stock Exchange. He is currently a supervisory director and chairman of the Audit Committee of Aegon N.V., a Dutch company also listed on the New York Stock Exchange.

C.    Code of Ethics

        In August 2002 we adopted a code of ethics. The code of ethics applies to all our financial managers, Chief Financial Officer and the director of our Control Department. We did not grant any waivers in 2002 under the code of ethics.

D.    Principal Accountant Fees and Services

        In 2002 we paid to PricewaterhouseCoopers, our principal accountant, the following fees:

(amounts in EUR million)	2002
Audit fees	10.3
Audit-related fees	2.6
Tax fees	0.7
All other fees	0.6

ITEM 16.    RESERVED

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        We are furnishing Financial Statements pursuant to the instructions of Item 18 of Form 20-F.

ITEM 18.    FINANCIAL STATEMENTS

Financial Statements

Report of Independent Auditors
Consolidated Statement of Income
Consolidated Balance Sheet
Consolidated Cash Flow Statement
Statement of Changes in Shareholders' Equity
General Notes to the Consolidated Financial Statements
Notes to the Consolidated Statement of Income
Notes to the Consolidated Balance Sheet
Important Alliances, Commitments, Contingencies and Legal Proceedings
Fair Value of Financial Instruments
Notes to the Consolidated Cash Flow Statement
Notes to the Statement of Changes in Shareholders' Equity
Segment Reporting
Information on US GAAP
Corporate Statement of Income
Corporate Balance Sheet
Notes to the Corporate Financial Statements
Notes to the Corporate Balance Sheet

REPORT OF INDEPENDENT AUDITORS

Report of Independent Auditors to the Shareholders of Koninklijke KPN N.V.

Introduction

        We have audited the accompanying consolidated balance sheets of Koninklijke KPN N.V. and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Board of Management. Our responsibility is to express an opinion on these financial statements based on our audits.

Scope

        We conducted our audits in accordance with auditing standards generally accepted in The Netherlands and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Koninklijke KPN N.V. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in The Netherlands. Accounting principles generally accepted in The Netherlands vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002 and 2001 to the extent summarized in the notes to the financial statements under the heading "Information on US GAAP".

Emphasis of matter

        Without qualifying our opinion above, we draw attention to the note to the financial statements "Legal Proceedings" which refers to the procedure regarding the financial statements for the year 2000 of the company.

        The Hague, February 28, 2003

        PricewaterhouseCoopers Accountants N.V.

Consolidated Statement of Income

Amounts in millions of euro, unless otherwise stated	2002	2001	2000
Net sales	11,788	11,734	10,554
Own work capitalized	166	443	455
Other operating revenues	830	682	2,502

Total operating revenues [1]	12,784	12,859	13,511
Cost of materials [2]	-1,000	-1,159	-1,323
Cost of work contracted out and other external expenses	-4,125	-4,608	-3,931
Salaries and social security contributions [3]	-1,975	-2,194	-1,957
Depreciation, amortization and impairments [4]	-10,252	-17,817	-3,039
Other operating expenses [5]	-1,013	-1,517	-544

Total operating expenses	-18,365	-27,295	-10,794

Operating profit/loss	-5,581	-14,436	2,717
Interest and similar income [6]	220	297	370
Release exchange right [7]	—	6,848	—
Interest and similar expenses [8]	-1,398	-1,677	-1,276

Financial income and expenses	-1,178	5,468	-906

Profit or loss before taxes	-6,759	-8,968	1,811
Tax on profit or loss [9]	-983	-11	-318
Income from participating interests [10]	-1,700	-81	249

Group profit or loss after taxes	-9,442	-9,060	1,742
Minority interests [11]	-100	1,565	132

Profit or loss after taxes	-9,542	-7,495	1,874

Profit or loss after taxes per ordinary share and per ADS in euro [12]	-3.94	-5.88	1.90
Profit or loss after taxes per ordinary share and per ADS on a fully diluted basis in euro [13]	-3.94	-5.88	1.71

Dividend per ordinary share and per ADS in euro	—	—	0.53

[    ] Bracketed numbers refer to the Notes to the Consolidated Statement of Income.

Consolidated Balance Sheet

        After appropriation of net result

Assets

	December 31,
Amounts in millions of euro
	2002	2001
Fixed assets
Intangible fixed assets [14]
Licenses	4,419	7,958
Goodwill	4,484	5,623

Total intangible fixed assets	8,903	13,581
Property, plant and equipment [15]
Land and buildings	984	1,154
Plant and equipment	7,899	8,740
Other fixed assets	571	771
Assets under construction	407	471

Total property, plant and equipment	9,861	11,136
Financial fixed assets [16]
Participating interests	901	2,492
Loans to participating interests	—	2,211
Other loans	103	42
Prepayments and accrued income	159	792

Total financial fixed assets	1,163	5,537

Total fixed assets	19,927	30,254
Current assets
Inventory [17]	230	343
Receivables [18]	1,601	2,292
Prepayments and accrued income	731	865
Marketable securities and other financial interests	15	25
Cash and cash equivalents [19]	2,657	7,343

Total current assets	5,234	10,868

Total	25,161	41,122

[    ] Bracketed numbers refer to the Notes to the Consolidated Balance Sheet.

Liabilities

	December 31,
Amounts in millions of euro
	2002	2001
Group equity
Shareholders' equity [20]	4,508	11,988
Minority interests [21]	272	184

Total group equity	4,780	12,172
Exchange right [22]	—	712
Provisions
Pension provisions [23]	811	859
Deferred tax liabilities [24]	449	257
Other provisions [25]	337	288

Total provisions	1,597	1,404
Long-term liabilities
Loans [26]	12,648	16,747
Other debts	—	11
Accruals and deferred income	32	138

Total long-term liabilities	12,680	16,896
Current liabilities
Other debts [27]	3,769	7,906
Accruals and deferred income [28]	2,335	2,032

Total current liabilities	6,104	9,938

Total	25,161	41,122

[    ] Bracketed numbers refer to the Notes to the Consolidated Balance Sheet.

Consolidated Cash Flow Statement

Amounts in millions of euro	2002	2001	2000
Profit or loss after taxes	-9,542	-7,495	1,874
Minority interests	100	-1,565	-132
Depreciation, amortization and impairments	10,252	17,817	3,039
Changes in provisions	172	531	-248
Changes in deferred taxes	605	32	-39
Income from participating interests	1,700	81	-249
Dividends received	—	25	7
Release of exchange right	—	-6,848	—
Results from sale of assets, operations and participating interests	-409	-512	-2,428

Net cash flow provided by/used in operating activities before changes in working capital	2,878	2,066	1,824
Changes in working capital:
• Inventory	97	-2	-126
• Receivables	390	152	-487
• Other current assets	517	-150	238
• Current liabilities (excluding short-term financing)	93	499	677

Net cash flow provided by/used in changes in working capital	1,097	499	302

Net cash flow provided by/used in operating activities [29]	3,975	2,565	2,126
Group companies/joint ventures acquired	—	-758	-9,291
Group companies/joint ventures sold	640	265	7
Investments in intangible fixed assets	-4	-226	-7,422
Disposals of intangible fixed assets	—	10	14
Capital expenditures	-1,137	-2,949	-3,847
Disposals of property, plant and equipment	117	319	58
Changes in other financial fixed assets	49	1,675	-2,368

Net cash flow provided by/used in investing activities [30]	-335	-1,664	-22,849
Dividends paid	—	—	-258
Net proceeds from shares issued by KPN	—	4,843	3,893
Shares purchased for option plans	—	-98	—
Capital increases group companies/joint ventures	—	—	4,023
Shareholder loans to E-Plus	—	-148	-2,014
Long-term loans contracted	48	4,437	38,289
Repayment of long-term loans	-8,400	-6,232	-21,760
Changes in interest-bearing current liabilities	23	145	-678

Net cash flow provided by/used in financing activities [31]	-8,329	2,947	21,495

Changes in cash and cash equivalents	-4,689	3,848	772

Cash and cash equivalents beginning of year	7,343	3,583	2,625
Cash and cash equivalents in group companies and joint ventures acquired and sold	3	-88	186
Changes in cash and cash equivalents	-4,689	3,848	772

Cash and cash equivalents end of year	2,657	7,343	3,583

[    ] Bracketed numbers refer to the Notes to the Consolidated Cash Flow Statement.

Statement of Changes in Shareholders' Equity

Amounts in millions of euro except for shares and per-share information	Number of subscribed shares	Par value per share (EUR)	Subscribed capital stock	Additional paid-in capital	Statutory and other restricted reserves	Accum. Exchange rate differences(1)	Other reserves	Total
			[32]	[33]	[34]
Balance as at December 31, 1999	958,730,933	0.24	217	4,288	791	-67	1,135	6,364
Exchange rate differences on participating interests						9		9
Share issue	236,508,562		57	3,944				4,001
Issue of shares purchased for option plans							2	2
Dividend in shares	8,413,148		2	-2			75	75
Warrant					2,338			2,338
Effect of change in accounting principles							88	88
Other changes			13	-119		69	-69	-106
Profit or loss after taxes					58		1,816	1,874

Balance as at December 31, 2000	1,203,652,643	0.24	289	8,111	3,187	11	3,047	14,645
Exchange rate differences on participating interests						93		93
Share issue	1,020,408,163		245	4,755				5,000
Shares purchased for option plans							-98	-98
Issue of shares purchased for option plans							1	1
Dividend in shares	30,087,000		7	-7				—
Changes retained earnings participations					-248		248	—
Other changes				2,180	-2,338			-158
Profit or loss after taxes							-7,495	-7,495

Balance as at December 31, 2001	2,254,147,806	0.24	541	15,039	601	104	-4,297	11,988
Exchange rate differences on participating interests						26		26
Share issue	234,700,000		56	1,197				1,253
Bonus shares	2,149,071		1					1
Changes retained earnings participations					-260		260	—
Other changes				32		-11	761	782
Profit or loss after taxes					-138		-9,404	-9,542

Balance as at December 31, 2002	2,490,996,877	0.24	598	16,268	203	119	-12,680	4,508

[    ] Bracketed numbers refer to the Notes to the Consolidated Statement of Changes in Shareholders' Equity.

(1)
Restricted reserve.

GENERAL NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

General

        The financial statements of Royal KPN N.V. (hereafter referred to as "KPN" or "we") for the year ended December 31, 2002, have been prepared in accordance with the provisions of Book 2 of the Dutch Civil Code and accounting principles generally accepted in The Netherlands. The notes to the financial statements also contain information based on accounting principles generally accepted in the United States ("US GAAP"). KPN's registered office and principal place of business is in The Hague, The Netherlands.

        All per-share information, the numbers of KPN shares, the number of KPN share options and exercise prices have been restated in order to reflect the two-for-one share split of June 2000.

Consolidation Principles

        The financial information of KPN and its Group companies is fully consolidated in the consolidated financial statements. Joint ventures in which KPN and any other party have equal control under an agreement (provided that KPN has a significant shareholding) are consolidated proportionally. Group companies are those companies with which KPN forms an organizational and economic unit and in which KPN has a controlling interest. Minority interests in group equity and results are disclosed separately in the consolidated financial statements.

        Income from participating interests is recognized in the consolidated statement of income as of the date of acquisition. Income from participating interests to be disposed of is included up to the date of disposal. The accounting principles of KPN apply to KPN's Balance Sheet and Statement of Income and to the consolidated and unconsolidated group companies, joint ventures and participating interests. Any significant intra- and inter-division balances, supplies and results have been eliminated in consolidation.

        A complete list of subsidiaries and participating interests is available for inspection at the offices of the Commercial Register of the Chamber of Commerce in The Hague. This list has been prepared in accordance with the provisions of Articles 379 and 414, Book 2 of the Dutch Civil Code.

        The most important changes in consolidated group companies, participating interests and activities in the past three years were the following:

2002

        In December 2002, KPN restructured its Mobile activities in order to arrive at a more transparent financial structure and to strengthen KPN Mobile's financial position. In the financial restructuring Royal KPN converted outstanding shareholder loans into newly issued ordinary KPN Mobile shares. NTT DoCoMo, which held a 15% interest in KPN Mobile since August 4, 2000, decided not to exercise its anti-dilution rights. This resulted in a dilution of NTT DoCoMo's share and voting interest in KPN Mobile from 15% to 2.16%.

        On October 8, 2002, the Supervisory Board of Vision Networks ceased its activities, as the sale of all of the material cable assets of Vision Networks was completed. As a result, KPN has full control as of that date and accordingly Vision Networks is fully consolidated. In 1997, Royal PTT Nederland decided to eliminate its cable activities from its core business following an earlier decision by the Dutch Government. As a consequence, Vision Networks, a wholly owned subsidiary that held interests in cable activities, was deconsolidated after an internal legal demerger in 1998.

        On August 19, 2002, KPN sold its Software House activities to Atos Origin, the French IT service provider.

        On June 4, 2002, KPN sold a 55% interest in KPN Netwerk Bouw BV, its network contruction unit, to Koninklijke Volker Wessels Stevin (KVWS). As of that date, Netwerk Bouw is accounted for as a participating interest. It is expected that KVWS will acquire the remaining 45% on January 1, 2005.

        At the end of 2000, KPN's interest in the proportionally consolidated joint venture KPNQwest was 44.3%. On November 30, 2001, KPN sold 10% of its interest in KPNQwest to Qwest. As a result KPNQwest was deconsolidated as of that date and was accounted for as a participating interest. KPN's interest in KPNQwest on December 31, 2001, was 39.9%.

        On May 31, 2002, KPNQwest filed for bankruptcy. In order to ensure that the networks remained operational KPN formed the foundation "Customer support KPNQwest", which continued to facilitate services to customers while they migrated to other suppliers. This foundation was discontinued on July 11, 2002. KPN eventually bought various parts of the network, in competition with other operators, of KPNQwest (from the receivers in The Netherlands, Germany, United Kingdom and Belgium).

        On March 13, 2002, BellSouth converted its 22.51% indirect interest in E-Plus into 234.7 million of KPN's ordinary shares (which BellSouth subsequently sold) and KPN has full control of E-Plus as of that date. In February 2000, KPN completed its acquisition of a 77.49% indirect interest in E-Plus. In the period February 24, 2000, to March 13, 2002, KPN proportionally consolidated its 77.49% share in E-Plus. As of March 13, 2002, E-Plus is fully consolidated.

        On February 5, 2002, KPN sold its End User Services activities to Atos Origin.

        On February 4, 2002, KPN completed the sale of its 44.66% proportionally consolidated interest in Pannon GSM, the Hungarian mobile operator, to Telenor SA for EUR 603 million in cash.

2001

        On December 11, 2001, KPN Mobile sold its 22.28% interest in the Indonesian mobile operator Telkomsel to Singapore Telecommunications for EUR 668 million. Until that date, Telkomsel was accounted for as a participating interest.

        In November 2001, KPN sold its 21% interest in the Irish telecom operator eircom to Valentia for EUR 632 million. Eircom was accounted for as a marketable security.

        On September 28, 2001, KPN sold its data center activities to French IT service provider Atos Origin for approximately EUR 163 million.

        On May 14, 2001, Vodafone bought KPN's share in Eircell, the mobile operator of eircom (Ireland). KPN received approximately 220 million shares in Vodafone, which KPN disposed of in June 2001 for approximately EUR 572 million.

        On February 7, 2001, KPN, through KPN Mobile, acquired the remaining 50% of the joint venture BASE (formerly known as KPNOrange). As of that date BASE is fully consolidated.

2000

        On September 21, 2000, KPN acquired a 15% interest in Hutchison 3G UK Holdings Limited.

        In March 2000, KPN acquired an additional interest in SNT upon its public offering. KPN owns a 50.78% interest in SNT, which is fully consolidated as of the date of acquisition of the additional interest.

Foreign currency translation

        In the Statement of Income, all transactions denominated in foreign currencies are converted into euro at the rate prevailing at the date of the transaction, or, if a hedging contract was concluded, the prevailing forward exchange rate. An exception to this rule is the conversion of transactions of foreign participating interests; these are converted into euro at the average exchange rate of the year. Differences between the rates applied for the conversion of the Balance Sheet and the rates applied for the conversion of the Statement of Income, are directly taken to shareholders' equity.

        Assets and liabilities denominated in foreign currencies are converted at the exchange rates prevailing at Balance Sheet date or, if the exchange risk was hedged, at the forward exchange rate. Any differences resulting from movements in exchange rates are recognized in the Statement of Income under financial income and expense. Exchange rate differences resulting from the translation into euro of the value of foreign participating interests and financing transactions related to these participating interests are directly taken to shareholders' equity.

Accounting principles

Balance sheet

General

        The accounting policies are based on historical cost principles.

Intangible fixed assets

        Goodwill arising from acquisitions is valued at the lower of historical cost less amortization or permanently lower value. Amortization is calculated according to the straight-line method based on the estimated useful life; the maximum amortization period is 20 years. Goodwill has a permanently lower value if the expected future cash flows is lower than the book value of the asset concerned.

        Licenses are valued at the lower of historical cost less amortization or permanently lower value. Amortization is calculated according to the straight-line method and is incorporated as from the date that services are actually being offered under the license. The terms of these licenses are used as amortization periods. Licenses have a permanently lower value if the expected future cash flows are lower than the book value of the asset concerned. Reductions based on a permanently lower value are reversed if and to the extent the lower value no longer exists.

Property, plant and equipment

        Property, plant and equipment is valued at cost or manufacturing price less depreciation, or permanently lower value. Manufacturing price includes direct costs (materials, direct labor and work contracted out), as well as part of the indirect costs and interest that can be attributed to this activity. Property, plant and equipment are depreciated using the straight-line method, based on the estimated useful life, taking into account residual value. Land is not depreciated. Property, plant and equipment has a permanently lower value if the expected future cash flows are lower than the book value of the asset concerned.

        Reductions based on a permanently lower value are reversed if and to the extent the lower value no longer exists. Property, plant and equipment that are no longer productive are stated at the lower of book value or net realizable value as of December 31 prior to the year in which they were declared unproductive.

Participating interests

        Participating interests in which KPN directly or indirectly has significant influence, are valued at KPN's direct or indirect share in the net asset value, as determined under KPN's accounting principles, or lower expected net realizable value.

        Participating interests in which the KPN Group does not have significant influence, are carried at cost, less any provisions deemed necessary.

Prepayments and accrued income

        Prepayments and accrued income presented under both financial fixed assets and current assets include amounts to be invoiced, recognized tax assets and deferred costs which, according to the matching principle, relate to future years. Prepayments and accrued income are valued at nominal value.

Inventory

        Inventories of resources, parts, tools and measuring instruments, and finished goods are valued at cost net of an allowance for obsolescence or lower market value. Cost is based on weighted average prices. Work in process and resources produced in-house are valued at the cost of materials, costs of work contracted out and staff costs, plus a surcharge for indirect costs and interest to be allocated.

Accounts receivable

        Accounts receivable are stated at nominal value, net of allowance for doubtful accounts.

Marketable securities and other financial interests

        Marketable securities and other financial interests are stated at cost, unless the market value or estimated net realizable value is lower at the Balance Sheet.

Provisions

        Pension provisions are stated at net present value based on actuarial principles.

        The other provisions, including the provision for restructuring and redundancies, are valued at nominal value.

Deferred taxes

        Deferred tax assets and liabilities arising from timing differences between the value of assets and liabilities for financial reporting purposes and for tax purposes are stated at nominal value and are calculated on the basis of current corporate income tax rates. Deferred tax assets are recognized if it may be assumed that they can be offset against taxes payable in the future within a reasonable period of time. Deferred tax assets and liabilities with the same terms are offset.

Other assets and liabilities

        All other Balance Sheet items are carried at nominal value, unless otherwise stated.

Statement of Income

General

        Income is recognized in the year in which the goods are delivered or services are rendered. Losses are recognized as soon as they are foreseeable.

Net sales

        Net sales represent the revenue from goods delivered and services rendered to third parties, less discounts and sales taxes.

        KPN's net sales are derived from telecommunication services and products, which includes the divisions Fixed Networks, Mobile and Business Solutions. KPN's revenues are comprised of the following sources:

  •
  Traffic fees
  •
  Subscription fees
  •
  Non-refundable connection fees and other initial fees
  •
  Other

        Traffic fees are charged at an agreed price for a fixed duration of time or capacity and are recognized as revenue based upon usage of KPN's network and facilities. Subscription fees generally consist of periodic charges and are recognized as revenue over the associated subscription period. Non-refundable connection fees and other initial fees are generally charged and recognized at the outset of a service contract upon connecting the customer to the network. Other sales, including consulting and other fees, are recognized as revenue when services are rendered. KPN recognizes its net sales gross of costs when KPN acts as the principal in the arrangement.

Other operating revenues

        Other operating revenues include revenues other than net sales, profits generated by public offerings of group companies, joint ventures and participating interests, and profits on the sale of participating interests (or parts thereof), assets and operations.

Operating expenses

        Operating expenses are determined based on the aforementioned valuation principles and are allocated to the year to which they relate.

        Research expenses are expensed as incurred in the reporting year.

        Depreciation and amortization are calculated using the straight-line method, based on the estimated useful life, taking into account any residual value. Investments are depreciated as from the date of actual usage.

Income from participating interests

        Income from participating interests in which KPN has significant influence is based on the equity method according to KPN accounting principles. Income from participating interests acquired during the fiscal year is recognized effective from the date of acquisition. In case participating interests are sold, income is recognized up to the date of the sale.

Tax on profit

        The corporate income tax charge recognized in the Statement of Income is based on the income for financial reporting purposes in accordance with the prevailing provisions and rates, taking into account permanent differences between income for tax purposes and income for financial reporting purposes and the valuation of deferred tax assets in connection with tax losses carried forward.

Financial instruments

        KPN and its group companies neither hold nor issue financial instruments for trading purposes. The financial instruments recognized in the Balance Sheet are carried at face value unless otherwise stated. For financial derivatives the accounting policies are determined based on the hedged item. Gains or losses from derivatives are recognized simultaneously with gains and losses from hedged positions.

        Profits and losses on derivatives, used to hedge assets and liabilities, are accounted for as exchange rate differences under financial income and expense. Interest rate differences on interest-derivatives, used to hedge loans, are accounted for as interest expenses.

New annual reporting guidelines

Dutch GAAP

        In November 2002 the Dutch Council for Annual Reporting has issued the 2002 edition of the Guidelines for Annual Reporting. The following changes have been made to the guidelines, which may impact KPN's accounting policies in 2003:

  •
  A change in method of estimation is not a change in accounting principle, but a change in estimate (RJ 140). The cumulative effect of a change in estimate may therefore no longer be accounted for as an adjustment to the opening balance of equity, but should be accounted for in line with RJ 145 (see below);
  •
  Retroactive treatment of changes in accounting estimates is no longer allowed. These changes should be accounted for in whichever current or future period are impacted (RJ 145);
  •
  The proposed appropriation of result should not be recorded as a liability in the financial statements for the current financial year, but should be accounted for within equity (RJ 160);
  •
  Additional detailed guidance and examples have been provided with regard to revenue recognition for several categories of revenue (RJ 270).

        In addition, proposed legislation was announced regarding the treatment of intangible fixed assets. This proposed legislation reflects changes in the Guidelines for Annual Reporting, which were already applied by KPN.

International Financial Reporting Standards

        The European Union has decided that, with effect from January 1, 2005, all listed companies in Europe have to comply with International Financial Reporting Standards ("IFRS"), formely known as International Accounting Standards. Dutch GAAP varies in certain respects from IFRS.

Notes to the Consolidated Statement of Income

General note

        For the segmented information please refer to the section "Segmented Reporting".

[1]  Total operating revenues

        Other operating revenues in 2002 include the bookprofit on the sale of Pannon GSM of EUR 335 million, EUR 210 million regarding the termination of the national roaming agreements and the joint roll out of the UMTS network with Quam, the settlement of Indonesian intermediate holding companies of Telkomsel of EUR 30 million (Mobile division) and book profits on the sale of various assets, including real estate, of EUR 39 million (Other activities).

        Other operating revenues in 2001 included the book profit of EUR 346 million relating to the sale of KPN's 22.28% stake in Telkomsel (Mobile division), a EUR 51 million book profit in Other activities reflecting the sale of 10% of KPN's share in KPNQwest. A EUR 59 million book profit on the sale of KPN Datacenter and a EUR 41 million book profit on the sale of real estate (Other activities).

        Other operating revenues in 2000 included a book profit of EUR 2,312 million realized on the acquisition of the 15% interest in KPN Mobile by NTT DoCoMo (Mobile division), EUR 21 million resulting from the Infonet greenshoe (Other activities) and a EUR 20 million dilution profit on the public offering of SNT (Fixed Networks division).

[2]  Cost of materials

        In 2002, a write down of assets held for sale and inventories of EUR 53 million related to Indefeasible Rights of Use purchased in the past from KPNQwest is included in costs of materials.

[3]  Salaries and social security contributions

Amounts in millions of euro	2002	2001	2000
Salaries and wages	1,543	1,813	1,675
Pension charges	226	146	79
Social charges	206	235	203

Total	1,975	2,194	1,957

        KPN must fund any shortfall in its pension funds if coverage ratios (or funding level, being the ratio of the fair value of the investments of KPN's pension funds to its pension liabilities) fall below certain thresholds. In December 2002, the Boards of its main pension funds approved funding agreements. These funding agreements, which remain subject to final approval by the Regulatory Body for pension funds in The Netherlands (Pensioen- en Verzekeringskamer, or "PVK"), provide for the determination of and payment schedules for any shortfall in KPN's pension funds.

        The coverage ratios of KPN's two main pension funds, which are used in the calculation of the total shortfall, amounted to 106.4% and 110.2% respectively. The estimate of the total shortfall at the end of 2002, based on the latest information available, amounts to approximately EUR 385 million. Under the current estimates and payment schedule, which aims at funding the total shortfall over a period of seven years, the obligation at year-end 2002 (leading to a cash outflow in 2003) amounts to EUR 52 million (of which EUR 24 million is reported in Fixed Networks, EUR 5 million in Mobile, EUR 8 million in Business Solutions and EUR 15 million in Other activities), which has been charged to income in 2002.

        Under the current payment schedule, and assuming market conditions and coverage ratios do not change, the difference between the actual coverage ratio and the minimum reserve level (which is derived from the strategic asset mix and expected long term interest rate, and amounted to 110% at the end of 2002) has to be funded over a two-year period, while the difference between the minimum reserve level and desired coverage ratio (derived from the strategic asset mix, and amounted to 120% at the end of 2002) has to be paid over a five year period after the first two years. Under the current calculation, an amount of EUR 52 million will have to be contributed in 2003 and in 2004 and the remaining EUR 281 million over the five year period commencing in 2005.

        It should be noted that the final calculation of the shortfall and amount to be paid will only become available in April 2003. The actual outcome of the amounts to be paid may differ from the estimates KPN used. Additionally, for each following year-end a new calculation will be made for determining the required payment, and taking into account the then applicable coverage. If in future years financial markets recover and the coverage ratio improves, the obligation to fund the shortfall will either decline or cease to exist. However, if share prices fall further, the shortfall could increase.

Remuneration of members of Supervisory Board and Board of Management

        The table below shows that remuneration paid by the company to current and former Supervisory Board members in 2002 totaled EUR 247,555 (compared with EUR 267,000 in 2001 and EUR 282,000 in 2000).

Remuneration of Supervisory Board

amounts in euro	Remuneration
A.H.J. Risseeuw	50,800
D.G. Eustace	40,600
V. Halberstadt	39,100
C.H. van der Hoeven	39,800
D.I. Jager	26,100
Ms M.E. van Lier Lels	37,700

Total	234,100

Remuneration of the former members of the Supervisory Board

amounts in euro	Remuneration
K. Hubée	13,355

Total	13,355

        In accordance with the by-laws, the remuneration of a Supervisory Board Member is not related to the results of KPN. The remuneration of the Supervisory Board is determined by the general meeting of shareholders. The current annual remuneration (determined in the general meeting of shareholders of May 2, 2001) for the chairman was set at EUR 48,000 and for the members at EUR 37,000. The Chairmen of the committees receive a fee of EUR 900 and the members of the committees receive a fee of EUR 700 for attending meetings of the committees.

        KPN does not grant options to the Supervisory Board.

        The tables below show that remuneration paid by the company to current and former Board of Management members in 2002 totaled to EUR 10,576,185 (compared with EUR 9,752,000 in 2001 and EUR 7,525,000 in 2000), including the company's contributions towards social security, long-term benefits (pension contributions and similar), bonuses and severance payments.

Board of Management

	Remuneration (incl. social security contributions)(1)	Reduction 15%(1)	"Remuneration after deductions"	Long-term benefits (pension contributions)	Bonus	Total
A.J. Scheepbouwer.	1,004,044	150,000	854,044	12,807	2,666,667	3,533,518
J. M. Henderson	415,809	61,765	354,044	123,425	143,000	620,469
L. Roobol	415,809	61,765	354,044	91,443	128,000	573,487
G.J.M. Demuynck	—	—	—	—	—	—

Total	1,835,662	273,530	1,562,132	227,675	2,937,667	4,727,474

Former members Board Management

	Remuneration (incl. social security contributions)(1)	Reduction 15%(1)	"Remuneration after deductions"	Long-term benefits (pension contributions)	Severance payment	Bonus	Total
P. Smits	568,624	85,294	483,330	211,357	2,870,479	—	3,565,166
M. Pieters	415,809	61,765	354,044	107,954	1,681,889	128,000	2,271,886

Total	984,433	147,059	837,374	319,311	4,552,368	128,000	5,837,052

(1)
On January 1, 2002 the base salaries of the Board of Management members were reduced by 15% for the duration of the Social Plan 2002/2003.

        Payments to former Board of Management members Mr W. Dik (EUR 6,562) and Mr C. Griffioen (EUR 5,097) were charged to the company in the year under review.

        Each of the members of the Board of Management has an employment contract with the Company.

        The employment contracts of the members of the Board of Management provide for the following. The employment contracts are entered into for an indefinite period of time and provide for a notice period of three months upon termination by a member of the Board of Management and a notice period of six months upon termination by the Company. Upon termination by the Company, a member of the Board of Management is entitled to a one-time payment based on his salary over his last 12 months of employment. Under some circumstances, this one-time payment also applies upon termination by a member of the Board of Management in the event of a change of control or in the event of an insurmountable difference in respect of the policy of the Company.

        Upon termination by the Company, Mr Scheepbouwer will continue to receive his full salary until his 62nd birthday. If Mr Scheepbouwer retires between his 62nd and 65th birthday he will be entitled to receive 70% of his annual base salary until his 65th birthday and a one-time payment based on his salary over his last 12 months of employment.

        The Supervisory Board set the remuneration of Board of Management members on the recommendation of the Remuneration & Nomination Committee. The remuneration policy seeks to create conditions that allow the company to recruit and retain highly qualified members of the Board of Management and to enable them to concentrate on implementing the company's new strategy. Remuneration is determined on the basis of:

  •
  remuneration similar in size and structure to that paid by other Dutch and European companies, especially those in the technology and telecommunications sectors;

  •
  a strong focus on performance and operating results that makes remuneration carry a greater risk;

  •
  a distinction between the duties and responsibilities of individual Board members;

  •
  a remuneration package with a balance between short-term and long-term incentives.

        The remuneration and related components receivable by Board of Management members consist of a base salary, a short-term incentive in the form of a challenging bonus and a long-term incentive in the form of stock options and/or restricted shares.

        The way the current ratio of short-term and long-term elements of remuneration policy requires amendment with effect from 2004 is under examination.

Base salary

        The base salaries for the Management Board members are set periodically, and reflect the responsibilities, performance and potential of the individual members.

Annual bonus plan

        The overall goals for the Board of Management and the targets for the individual members are set annually, and are based on specific objectives for that year. Meeting or exceeding these targets will result in target or higher bonuses, whereas substantially smaller or no bonuses will be paid if the targets are not met. The 2001 goals were based on revenue growth and EBITDA target (and some personal goals), whereas the 2002 targets were based on margin improvement and cash flow.

        The 2001 bonuses are reflected in the remuneration tables. The bonus awards for 2002 will be determined following the General Meeting of Shareholders. The bonus of the Chairman of the Board of Management (CEO) reflects a special, non-recurring, recognition of the turn around engineered and managed by Mr Scheepbouwer, including a sharp reduction in debt levels, restoration of operating margins and a dramatic improvement in cash flow performance.

Long-term incentives

        The Company currently awards stock options to ensure the appropriate longer term focus on growing shareholder value in a balanced and sustainable manner. The 2002 option levels reflect individual performance and potential, and are within the limits authorized by the Supervisory Board authorized limits. The 2002 stock options will be granted on the day following the General Meeting of Shareholders.

Pensions

        Members of the Board of Management belong to the pension schemes applicable to the company's senior managers. The pensions are administered by Stichting Ondernemingspensioenfonds KPN, the company pension fund. The company pays the pension contributions under the scheme. The pensionable age of the Chairman is currently 65 and that of the other Board members 62, with the possibility of early retirement at 62 and 60, respectively. On retirement the Chairman receives a pension based on a final pay scheme. The other members receive a pension based to a small extent on an average pay system and largely on an available contributions system.

        Payments to former members of the Board of Management, Mr W. Dik (EUR 6,562) and Mr C. Griffioen (EUR 5,097) were charged to the company in 2002.

Loans provided to members of the Board of Management

        KPN has issued interest-free loans to current Board of Management members of which an amount totaling to EUR 138,336 was still outstanding at December 31, 2002 (compared with EUR 561,611 at year-end 2001). The company did not provide any loans in 2002 and the outstanding loans to current and former Board of Management members decreased by a total of EUR 34,186.

        The table below shows the amounts provided to current members of the Board of Management in connection with the awarding of options and other issued loans or other debts.

Members of Board of Management

	Total Dec. 31, 2002	Redemption	Withdrawals	Total Dec. 31, 2001
A.J. Scheepbouwer.	—	13,906	—	13,906
J. M. Henderson	44,400	8,168	—	52,568
L. Roobol	93,936	12,112	—	106,048
G.J.M. Demuynck	—	—	—	—

Total	138,336	34,186	—	172,522

Shareholdings

        The tables below show the shares held by current members of the Supervisory Board and Board of Management:

Supervisory board

Number of KPN shares at December 31, 2002
A.H.J. Risseeuw	34,101
D.G. Eustace	—
V. Halberstadt	—
C.H. van der Hoeven	—
D.I. Jager	10,000
M.E. van Lier Lels	1,203

Total	45,304

Board of management

Number of KPN shares at December 31, 2002
A.J. Scheepbouwer	52,147
J.M. Henderson	7,627
L. Roobol	10,640
G.J.M. Demuynck	—

Total	70,414

Number of KPN shares

	December 31,
	2002	2001	2000
Supervisory Board	45,304	43,072	16,593
Board of Management	70,414	91,646	11,459

Share options held by members of the Board of Management

        At December 31, 2002, current and former Board of Management members possessed 3,058,074 option rights (total outstanding options in 2001: 2,927,358; total outstanding options in 2000: 679,560). Options issued in 2002, 2001, 2000 and 1999 carry an entitlement to one KPN share; exercise of options awarded in 1997 and 1998 carry an entitlement of two KPN shares and one TPG share.

Share options of current and former Board members outstanding on December 31, 2002

	Total 12-31-02	2002 04-26-02	2002 exercised/ expired		Total 12-31-01	2001 12-10-01	2001 09-13-01	2001 05-03-01	2000 04-28-00	1999 05-03-99	1999 01-08-99	1998 04-14-98	1997 05-07-97
Current members:
A.J. Scheepbouwer	1,996,754	385,356	-20,000	‡	1,631,398	—	1,567,398	—	—	—	—	44,000	20,000
J.M. Henderson	260,000	30,000	—		230,000	150,000	—	40,000	40,000	—	—	—	—
L. Roobol	272,540	30,000	-640	‡	243,180	150,000	—	40,000	40,000	7,200	2,000	3,340	640

Subtotal current members	2,529,294	445,356	-20,640		2,104,578	300,000	1,567,398	80,000	80,000	7,200	2,000	47,340	20,640

Former members (left in 2002):
P. Smits	—	—	-297,000	§	297,000	150,000	—	60,000	60,000	27,000	—	—	—
M. Pieters	272,980	30,000	—		242,980	150,000	—	40,000	40,000	7,200	2,000	3,780	—

	2,802,274	475,356	-317,640		2,644,558	600,000	1,567,398	180,000	180,000	41,400	4,000	51,120	20,640

Expiration date	04-25-2007	12-09-06		09-12-06	05-02-06	04-27-05	05-02-04	01-07-04	04-13-03	05-06-02
Exercise price*	6.49	7.02	**	3.99		71.84	19.90	24.78	22.78	15.43
Exercise price* (SAR)						57.43
Exercise price* (ATM)					14.71
Exercise price* (OTM)					18.40

*
In euro.
**
The exercise price of these options was initially set at the opening share price KPN of December 10, 2001, being EUR 5.61, multiplied by a factor of 125.1%, resulting in an exercise price of EUR 7.02. After discussions with the Dutch tax authorities the value of these options are based on EUR 5.07. Therefore, the exercise price of these options including the factor of 125.1% is adjusted to EUR 6.34. On February 28, 2003, the Supervisory Board approved this adjustment.
‡
Exercised options granted in 1997.
§
Expired options.

        The company intends to issue or purchase shares (under article 383 d.3 of Book 2 of the Dutch Civil Code) if rights are exercised that cannot be covered by purchased shares currently held by the company.

Employee share option plan

        The number of employee share options outstanding as of December 31, 2002, as well as the exercise price in euro, are shown in the following table:

Employee share option plan

Issue date	04-26-2002	12-10-2001	05-03-2001	04-28-2000	01-04-1999
Number of options issued	2,123,000	14,715,350	3,741,750	2,908,224	2,834,200
Expiration date	04-25-2007	12-09-2006		05-02-2006	04-27-2005	01-03-2004
Number of options outstanding as at December 31, 2002	2,123,000	11,191,895		3,741,750	2,908,224	2,394,200
Exercise price	5.19	5.61	*	14.71	57.43	21.25

*
The exercise price of these options was initially set at the opening share price KPN of December 10, 2001, being EUR 5.61. After discussions with the Dutch tax authorities the value of these options is based on EUR 5.07. Therefore, the exercise price of these options is adjusted to EUR 5.07. On February 28, 2003, the Supervisory Board approved this adjustment.

        In 2002 no employee share options were exercised. In 2002 3,963,455 employee share options were expired.

Management share option plan (Including options of the board)

        In 1997, a share option plan was introduced, which provides for the issue of a maximum of 4.4 million options, which can be exercised within 5 years. Another plan, implemented in 2000, provides for the issue of a maximum of 5.4 million share options or share appreciation rights (SARs). Upon exercise of the option, the SAR lapses and vice versa. The options allocated can immediately be exercised, the SARs after a three-year period. Both lapse after a five-year period. The exercise price of a share option under the third option plan is 125.1% of the market value of a share on the date it was issued. The exercise price of a SAR is equal to the market value of a share on the date the SAR was issued.

        On September 13, 2001, KPN granted 1,567,398 options to KPN's Chief Executive Officer, Mr. Scheepbouwer. These options become exercisable three years after the date of grant and expire five years after the date of grant.

        On May 3, 2001 KPN granted 2,268,700 both out-of-the-money ("OTM") share options, and at-the-money ("ATM") share options combination. Each option gives the right to one ordinary share per option. Upon exercise of the OTM share option, the ATM share option will lapse and vice versa. The OTM share options are directly exercisable at the date of grant and expire five years after the date of grant. The ATM share options become exercisable three years after the date of grant and expire five years after the date of grant.

        In connection with KPN's new social plan and upon acceptance of a salary reduction, KPN granted 3,175,000 options on December 10, 2001 to the members of its Board of Management, excluding Mr. Scheepbouwer, and to approximately 130 key managers of its senior management team. These options are exercisable immediately, but the proceeds, if any, from any exercise prior to the third anniversary of the issue date will be held in escrow until the third anniversary of the issue, at which time such proceeds will be released to the relevant individuals provided that these individuals are still employed by KPN at that time. The expiry date for these options is five years from the date of issue. The exercise price of these options was initially set at the opening share price KPN of December 10, 2001, being EUR 5.61, multiplied by a factor of 125.1%, resulting in an exercise price of EUR 7.02. After discussions with the Dutch tax authorities the value of these options are based on EUR 5.07. Therefore, the exercise price of these options including the factor of 125.1% is adjusted to EUR 6.34. On February 28, 2003, the Supervisory Board approved this adjustment. As a result of the option repricing, KPN will recognize the compensation expenses under salaries and social contributions expenses and an opposite direct movement in other reserves for the same amount at the end of each reporting period subsequent to February 28, 2003, the date of the repricing, until they are exercised, cancelled or forfeited without replacement. The amount of stock-based compensation expense recorded in the Statement of Income will be the excess of the closing stock price at the end of the reporting period or date of exercise, cancellation or forfeiture, if earlier, over the adjusted option price of EUR 6.34 in the reporting period of repricing. In subsequent periods, additional stock based compensation will be recognized and are determined based on the difference of the closing stock price of that period and the higher of the previous closing stock price or the adjusted option price. Stock-based compensation expense related to the repricing of these options will be reduced in subsequent periods for decreases in the quoted market value of the stock, but shall not be adjusted below zero on a cumulative basis.

        On December 10, 2001 KPN granted 1,191,190 options, in connection with its new social plan and upon acceptance of a salary reduction or no increase in overall salary in 2002 and 2003, to the rest of its senior management as well. These options are exercisable, assuming that these individuals remain employed by KPN, commencing three years after the date of issue and will expire five years from the date of issue. The exercise price of these options was initially set at the opening share price KPN of December 10, 2001, being EUR 5.61. After discussions with the Dutch tax authorities the value of these options is based on EUR 5.07. Therefore, the exercise price of these options is adjusted to EUR 5.07. On February 28, 2003, the Supervisory Board approved this adjustment. As a result of the option repricing, KPN will recognize the compensation expenses under salaries and social contributions expenses and an opposite direct movement in other reserves for the same amount at the end of each reporting period subsequent to February 28, 2003, the date of the repricing, until they are exercised, cancelled or forfeited without replacement. The amount of stock-based compensation expense recorded in the Statement of Income at the end will be the excess of the closing stock price at the end of the reporting period or date of exercise, cancellation or forfeiture, if earlier, over the adjusted option price of EUR 5.07 in the reporting period of repricing. In subsequent periods, additional stock based compensation will be recognized and are determined based on the difference of the closing stock price of that period and the higher of the previous closing stock price or the adjusted option exercise price. Stock-based compensation expense related to the repricing of these options will be reduced in subsequent periods for decreases in the quoted market value of the stock, but shall not be adjusted below zero on a cumulative basis.

        On April 26, 2002 KPN granted a total of 1,952,456 "out of the money" share options to the members of its Board of Management and to its senior managers of KPN, E-Plus and BASE. For the management of KPN the exercise price is 125.1% of the market value of a share on the date of issue. Each option gives the right to one ordinary share per option. The options are exercisable immediately, but the profits, if any, from any exercise prior to the third anniversary of the date of issue will be held in escrow until the third anniversary of the issue, at which time such profits will be released to the relevant individuals provided that the individuals remain employed by KPN. The options expire 5 years from the date of issue. The number granted under these conditions is 1,697,656.

        For the management of E-Plus the exercise price is 125.1% of the market value of a share on the date of issue. Each option gives the right to one ordinary share per option. The options are exercisable as of April 26, 2005. The options expire 5 years from the date of issue. The number granted under these conditions is 236,400.

        For the management of BASE the exercise price is 120% of the market value of a share on the date of issue. Each option gives the right to one ordinary share per option. The options are exercisable as of January 1, 2006. The options expire 5 years from the date of issue. The number granted under these conditions is 18,400.

Options issued in 1998 and preceding years(1)

        The number of outstanding management options as of December 31, 2002 can be broken down as follows:

Issue date	Issued	Balance on 12-31-2002	Balance on 12-31-2001	Balance on 12-31-2000	Exercise price in euro	Exercise period up to and incl.
05-10-1996	520,420	—	—	109,780	14.50	05-09-2001
05-07-1997	1,259,620	—	450,360	517,100	15.43	05-06-2002
04-14-1998	1,553,620	1,095,820	1,127,520	1,181,860	22.78	04-13-2003

(1)
Exercising two options entitles the holders to two KPN shares and one TPG share.

        In 2002, 424,280 management options issued in 1998 and preceeding years were exercised at an exercise price of EUR 15.43 per share. In 2002, 57,780 management options issued in 1998 and preceeding years expired.

  Options issued in 1999, 2000, 2001 and 2002

        The number of outstanding management options as of December 31, 2002 can be broken down as follows:

Issue date	Issued	Balance on 12-31-2002	Balance on 12-31-2001	Balance on 12-31-2000	Exercise price in euro		Exercise period up to and incl.
01-08-1999	36,000	24,000	26,000	30,000	24.78		01-07-2004
05-03-1999	1,427,840	1,062,260	1,145,100	1,240,140	19.90		05-02-2004
04-28-2000	1,685,550	1,353,750	1,473,750	1,582,500	71.84		04-27-2005
					57.43 (SAR	)
05-03-2001	2,268,700	1,986,950	2,100,750	—	18.40 (OTM	)	05-02-2006
					14.71 (ATM	)
09-13-2001	1,567,398	1,567,398	1,567,398	—	3.99		09-12-2006
12-10-2001	3,175,000	2,950,000	3,175,000	—	7.02		12-09-2006
12-10-2001	1,191,190	968,730	1,191,190	—	5.61	*	12-09-2006
04-26-2002	1,952,456	1,912,656	—	—	6.49		04-25-2007

*
Options repriced at February 28, 2003. Refer to the disclosure above.

        In 2002, no management options issued in 1999, 2000, 2001 and 2002 were exercised. In 2002, 805,900 management options issued in 1999, 2000, 2001 and 2002 expired.

        Activity under the stock option plans was as follows:

	2002	2001	2000
Options outstanding, beginning of year	36,456,592	10,403,804	6,316,800
Options granted	4,075,456	26,659,388	4,593,774
Options exercised	(424,280)	(196,840)	(393,002)
Options forfeited	(4,827,135)	(409,760)	(113,768)
Options outstanding, end of year	35,280,633	36,456,592	10,403,804
Options exercisable, end of year	12,438,736	9,498,480	4,661,380
Weighted average exercise price:
Options outstanding, beginning of year	16.30	38.86	20.50
Options granted	5.81	7.73	63.05
Options exercised	15.43	15.90	18.13
Options forfeited	9.48	31.97	67.75
Options outstanding, end of year	16.21	16.30	38.86
Exercisable, end of year	21.00	23.61	37.98
Weighted average grant date fair value of options granted during year	1.52	5.79	38.61

Stock-Based Compensation

        The Company has not recorded any compensation expense related to stock option grants during 2002, 2001 and 2000.

        Pro forma information regarding net income has been determined as if the Company had accounted for stock options under a fair value method. Pro forma net income would have been a loss of EUR 9,650 million in 2002, a loss of EUR 7,561 million in 2001 and a gain of EUR 1,816 million for 2000. Basic net income per common share would have been EUR -3.98, EUR -5.94 and EUR 1.84 for 2002, 2001, and 2000, respectively. Diluted net income per common share would have been EUR -3.98, EUR -5.94, EUR 1.66 for 2002, 2001 and 2000, respectively.

        The fair value of each option grant was estimated on the date of grant using the trinomial option-pricing model (2002) or the binomial option-pricing model (2001 and 2000) with the following weighted average assumptions:

	2002	2001	2000
Risk-free interest rate	4.7%	4.4%	6.5%
Expected dividend yield	0%	0%	2.0%
Expected option life	5 years	5 years	5 years
Expected stock price volatility	27.7%	111.1%	94.3%

[4]  Depreciation, amortization and impairments

Amounts in millions of euro	2002	2001	2000
Intangible fixed assets	7,685	15,344	1,037
Property, plant and equipment	2,567	2,473	2,002

Total	10,252	17,817	3,039

        Amortization of intangible fixed assets relate to goodwill and licenses. Depreciation relates to property, plant and equipment. Impairments relate to goodwill, licenses and property, plant and equipment.

Impairments on goodwill and licenses

Amounts in millions of euro	2002	2001	2000
Goodwill E-Plus	1,427	13,701	—
Goodwill BASE	425	—	—
Licenses E-Plus	5,216	—	—
Licenses BASE	196	—	—
Goodwill KPNQwest	31	—	—
Goodwill Ceský Telecom	—	182	—
Goodwill Hutchison 3G UK	—	135	—
Goodwill PanTel	—	57	—
Other	—	38	—

Total	7,295	14,113	—

        Refer to the note "Intangible Fixed Assets" for an explanation on the impairments.

        Amortization of the UMTS licenses acquired in 2000 and 2001 has not yet commenced, since no services are rendered yet. With effect from 2000, the Dutch DCS 1800 license acquired in 1998 is amortized.

Depreciation and impairments property, plant and equipment

Amounts in millions of euro	2002	2001	2000
By category:
Land and buildings	149	166	110
Plant and equipment	1,969	1,830	1,532
Other tangible fixed assets	449	477	360

Total	2,567	2,473	2,002

By nature:
Ordinary depreciation	2,257	2,277	1,886
Change in useful lives	—	—	16
Impairments	310	196	100

Total	2,567	2,473	2,002

        In 2002, various impairment charges totaling to EUR 310 million were recognized resulting from impairments and retirements of assets purchased from KPNQwest (EUR 93 million), the fixed assets of KPN Belgium (EUR 100 million) and other fixed assets.

        In 2001, impairment charges totaling to EUR 196 million were recorded in all divisions resulting from impairments because of retirements and updated business cases resulting in lower values.

        In 2000, KPN shortened useful lives and effected impairments for a total amount of EUR 116 million. This mainly related to retirement of assets as a result of replacement investments and to the finalized reorganization (New KPN).

[5]  Other operating expenses

        In 2002, other operating expenses included a net addition to the restructuring provision of EUR 77 million, a capital tax expense of EUR 77 million resulting from the conversion of outstanding shareholders loans from KPN into KPN Mobile equity, a book loss on the sale of KPN Netwerk Bouw of EUR 68 million and a provision for settlement and issues related to KPN Qwest and charges related to KPN Belgium of EUR 47 million.

        In 2001, a charge of EUR 676 million for the costs associated with the restructuring in The Netherlands and a charge of EUR 29 million was included relating to the termination of Planet Internet Germany under other operating expenses.

Cost of research

        Cost of research are included in other operating expenses and amounted to EUR 32 million (2001: EUR 46 million; 2000: EUR 57 million).

[6]  Interest and similar income

Amounts in millions of euro	2002	2001	2000
Interest	220	287	239
Dividend distributed by eircom	—	7	21
Exchange rate differences	—	3	110

Total	220	297	370

[7]  Release exchange right

        On March 13, 2002, BellSouth exercised its exchange right. BellSouth received 234.7 million KPN shares in exchange for its 22.51% interest in E-Plus. Consequently, the final valuation of the exchange right was known before the 2001 financial statements were finalized. For this reason, the exchange right as at December 31, 2001 was valued at its settlement value of EUR 712 million. The difference between the original valuation of EUR 7,560 million and the settlement value of EUR 712 million, amounting to EUR 6,848 million, was released in the 2001 Statement of Income.

[8]  Interest and similar expenses

Amounts in millions of euro	2002	2001	2000
Interest on debts	1,359	1,576	1,247
Interest added to provisions	35	18	18
Downward valuation of eircom	—	63	11
Downward valuation of loans	—	20	—
Exchange rate differences	4	—	—

Total	1,398	1,677	1,276

        In 2002, KPN has made early redemptions on loans. The costs associated with such early redemptions of several loans in 2002 amounted to approximately EUR 120 million and are included in the interest on debts.

        eircom, sold in 2001, was stated at the lower of cost or market value. In 2001, this resulted in a downward valuation of EUR 63 million.

        In 2002, capitalized interest amounted to EUR 20 million (2001: EUR 38 million).

[9]  Tax on profit or loss

        The tax charge on profit or loss amounted to EUR 983 million in 2002.

        The effective tax rate in 2002 amounted to -14.5% (2001: -0.1%; 2000: 17.5%).

Effective tax rate

As a %		2002	2001	2000
Statutory tax rate in The Netherlands		34.5	35.0	35.0
Reconciling items:
•	Release exchange right	—	26.7	—
•	Tax base and rate differences	10.9	-23.9	27.5
•	Amortization of goodwill	-7.2	-2.1	2.7
•	Public offering of joint ventures/participating interests	—	—	-1.4
•	Book profit on acquisition of 15% interest in KPN Mobile by NTT DoCoMo	—	—	-44.6
•	Foreign operations	2.2	-0.2	0.5
•	Other reconciling items	0.2	1.2	-2.2
•	Valuation allowance on previously recognized deferred tax assets for tax losses carried forward	-9.0	—	—
•	Deferred tax assets for current year tax losses carried forward not fully recognized	-46.1	-36.8	—

Effective tax rate		-14.5	-0.1	17.5

        In 2002, the reconciling item "Tax base and rate differences" relates mainly to differences between the statutory tax rate in The Netherlands and the statutory tax rates in Germany and Belgium.

        The corporate income tax rate in Germany amounts to 25% and in Belgium approximately 40%. Trade tax in Germany amounts to approximately 18%.

        Additionally, this reconciling item includes adjustments for non-deductibility of permanent differences, such as the partial deductibility of interest for German trade tax purposes, as well as the deductibility of German trade tax for German corporate income tax purposes.

        In 2002 KPN set up valuation allowances for previously recognized deferred tax assets for losses carried forward at E-Plus (EUR 275 million on recognized deferred tax assets for trade tax losses carried forward) and BASE (EUR 331 million on recognized deferred tax assets for corporate tax losses carried forward) as the most recent business cases resulted in uncertainties regarding the realization and the timing of settlements of the tax losses carried forward.

        "Deferred tax assets for current year tax losses carried forward not fully recognized" relate primarily to corporate income tax and trade tax of E-Plus and corporate income tax of BASE. KPN did not recognize a deferred tax asset for these tax losses carried forward as a result of the uncertainties regarding the realization and the timing of settlements of the tax losses carried forward.

        In 2001, a reconciling item was reported for the release of the exchange right, as this income is tax exempt. The reconciling item "Tax base and rate differences" in 2001 mainly relates to the differences in base and rate between the corporate income tax in Germany and Belgium, the trade tax in Germany on the one hand and the corporate income tax in The Netherlands on the other hand. "Deferred tax losses carried forward not fully recognized' relate primarily to German corporate income tax of E-Plus. KPN did not recognize a deferred tax asset on the taxable loss for corporate tax purposes in Germany, as a result of the uncertainty regarding the realization and the timing of settlements of the tax losses carried forward.

        At the end of 2000, the restructuring of the German operations was not yet finalized. As a result, a reconciling item regarding "Tax base and rate differences" of 27.5% was recorded. This reconciling item represents the tax losses carried forward which were not recognized and the differences in base and rate between the corporate income and trade tax in Germany and the corporate income tax in The Netherlands. In addition, the difference between the tax rate in Belgium and The Netherlands was included in this reconciling item.

        The item "Book profit on acquisition of 15% interest in KPN Mobile by NTT DoCoMo" in 2000 represents a gain, which is tax exempt for Dutch corporate income tax purposes.

Recognized tax assets and deferred tax liabilities

	December 31,
Amounts in millions of euro
	2002	2001
Differences between the valuation for financial reporting purposes and for tax purposes of:
— Provisions	-73	-116
— Property, plant and equipment	99	148
— Tax losses carried forward (net of valuation allowance)	128	626
— Other differences	-43	9

Recognized tax assets	111	667
Deferred tax liabilities	-449	-257

Recognized tax assets and liabilities	-338	410

        As a result of the restructuring of the German operations in 2000 and 2001, E-Plus constitutes a German branch (or "permanent establishment') for Dutch tax purposes. As long as the German branch generate losses these losses can be offset with taxable profits of KPN's Dutch mobile activities.

        The deferred tax liability of EUR 449 million (2001: EUR 257 million) relates to the tax on Dutch taxable income of mobile operations. The losses of the German branch can be offset Dutch taxable income. If the German branch becomes profitable, these profits will be taxed in The Netherlands ("recapture"). As a result, a deferred tax liability must be recognized.

        As this deferred tax liability related to KPN Mobile cannot be offset against the net deferred tax assets related to Royal KPN, this deferred tax liability is shown separately in the Balance Sheet.

        The recognized deferred tax assets of EUR 111 million (2001: EUR 667 million) are reported under:

Recognized deferred tax assets

	December 31,
Amounts in millions of euro
	2002	2001
Financial fixed assets	68	619
Current assets	43	48

Total recognized tax assets	111	667

Tax charge on profit or loss on normal operations

Amounts in millions of euro	2002	2001	2000
Current tax	186	84	406
Changes in deferred taxes	797	-73	-87
Other	—	—	-1

Taxes on profit or loss on normal operations	983	11	318

Tax losses carried forward and related recognized tax assets

	2002		2001
Amounts in millions of euro	Tax losses carried forward	Recognized tax assets	Tax losses carried forward	Recognized tax assets
BASE corporate tax	794	—	726	302
E-Plus trade tax	6,812	—	1,180	212
E-Plus corporate tax	25,681	—	17,244	—
Other	458	128	418	112

Total	33,745	128	19,568	626

        Other tax losses carried forward amounting to EUR 458 million in 2002 (2001: EUR 418 million) and deferred tax assets of EUR 128 million (2001: EUR 112 million) mainly relate to fiscal losses carried forward of the fiscal unity of Royal KPN in The Netherlands. Tax losses carried forward are subject to the assessment of the tax authorities.

Financial restructuring Mobile

        In December 2002, KPN restructured its Mobile activities in order to arrive at a more transparent financial structure and to strengthen KPN Mobile's financial position. The financial restructuring consisted of various steps under which Royal KPN converted EUR 14 billion of outstanding shareholder loans into 7 billion newly issued ordinary KPN Mobile shares with a nominal value of EUR 2 per share.

        NTT DoCoMo, which held a 15% interest in KPN Mobile, decided not to exercise its anti-dilution rights. This resulted in a dilution of NTT DoCoMo's share and voting interest in KPN Mobile from 15% to 2.16%.

        In addition, Royal KPN sold its EUR 2.2 billion shareholder loans in E-Plus to KPN Mobile for an amount of EUR 0.6 billion.

        Subsequently, the financial restructuring led to a capital injection in E-Plus of EUR 1.9 billion, with which E-Plus repaid its project financing for the same amount. Whether KPN will further re-finance E-Plus in 2003 or later has not yet been decided.

Tax consequences of the financial restructuring

        For Dutch tax purposes, KPN Mobile is a different taxpayer from Royal KPN (owner of the majority of KPN's fixed activities). In this paragraph reference is made to these different taxpayers using the terms "KPN Mobile" and "Royal KPN" respectively.

        At present KPN is in discussions with the Dutch tax authorities regarding the tax consequences of the financial restructuring of KPN Mobile. In those discussions the valuation of KPN Mobile for tax purposes plays an important role, as this fiscal value will directly influence the fiscal loss that can be claimed by Royal KPN and correspondingly the fiscal gain to be recognized by KPN Mobile.

        The fiscal valuation of the 77.49% interest in E-Plus held by KPN Mobile per February 2001 is also the subject of discussion. This valuation is of relevance in determining the fiscal loss that KPN Mobile may have suffered on the loans it provided to E-Plus.

        The fiscal valuation will also determine the opening fiscal value of the assets of the German branch of KPN Mobile and thus the amortization charge deductible for Dutch tax purposes.

        If the discussions with the tax authorities ultimately do not lead to an outcome acceptable to KPN, the case could be taken to court. The outcome of a potential court case remains unpredictable and could take several years.

Tax consequences for Royal KPN

        To the extent that the fair value for tax purposes differs from the nominal value of the converted shareholder loans and the sold loans, a tax loss for 2002 will arise. KPN's current best estimate of such difference is approximately EUR 8 billion.

        The difference will lead to a tax loss in 2002 at Royal KPN, which will partly lead to a current tax asset through a three-year carry back facility of approximately EUR 100 million. To the extent that the losses on the loans exceed the amounts available for carry back, a deferred tax asset should be recognized and a gain recorded.

Tax consequences for KPN Mobile

        According to Dutch tax law the aforementioned conversion of shareholder loans and sale of loans, will lead to taxable gains for KPN Mobile equal to the loss at Royal KPN. To the extent that this gain is taxable and exceeds available loss compensation at KPN Mobile, a tax liability will arise and a loss recorded.

Accounting in the 2002 consolidated financial statements

        KPN's discussions with the tax authorities are ongoing. Consequently there are uncertainties with respect to the fiscal valuations, the consequences thereof as well as to the timing of cash flows of the tax payable and tax receivable. Accordingly KPN has not recognized a (deferred) tax liability and/or a (deferred) tax asset in its consolidated 2002 accounts in respect of the financial restructuring of the Mobile activities.

[10] Income from participating interests

        At December 31, 2002, Hutchison 3G UK and Ceský Telecom are valued at expected net realizable value. As a result, impairment charges of EUR 1,166 million and EUR 156 million have been charged to income from participating interests. Furthermore, as a result of the bankruptcy of KPNQwest, the net asset value of KPNQwest (EUR 270 million) has been written down in 2002. Other income from participating interests amounted to a loss of EUR 108 million, reflecting the inclusion of the operating losses of KPNQwest.

        In 2001, an impairment charge of EUR 104 million is included in income from participating interests related to Hutchison 3G UK.

        In 2000, income from participating interests in Other activities included book profits generated by Unisource on the sale of participating interests of EUR 147 million.

[11] Minority interests

        Because the loss of KPN Mobile in 2001 exceeded the shareholders' equity of KPN Mobile before appropriation of the results, only EUR 1,555 million of KPN Mobile's results could be attributed to NTT DoCoMo. In 2002, KPN converted EUR 14 billion of its outstanding shareholder loans to KPN Mobile into equity. As NTT DoCoMo decided not to make use of their anti-dilution rights this resulted in a dilution of NTT DoCoMo from 15% to 2.16% and to a loss for KPN of EUR 104 million relating to NTT DoCoMo's minority interest in KPN Mobile.

[12] Profit or loss after taxes per ordinary share and per ADS

        The weighted average number of subscribed ordinary shares was calculated based on the number of ordinary shares outstanding on January 1, 2002 and on December 31, 2002 taking into account the 234,700,000 ordinary shares issued to BellSouth as part of the exchange agreement and the bonus shares issued. The weighted average number of subscribed ordinary shares was 2,423,921,066 (2001: 1,274,495,172; 2000: 984,891,875).

[13] Profit or loss after taxes per ordinary share and per ADS on a fully diluted basis

        This item consists of the net earnings per ordinary share and per ADS. The dilution results from the exchange right granted to BellSouth (for the period from January 1, 2002 to March 13, 2002), the convertible bond and the options issued for the option plans for management and employees. The weighted average number of subscribed ordinary shares, taking into account the dilution effect, was 2,423,921,066 (2001: 1,274,495,172; 2000: 1,096,227,139). Due to KPN's net loss for 2002 and 2001, the number of weighted average shares outstanding used to calculate net earnings per ordinary share on a fully diluted basis is identical to that used in the basic per share calculation.

Notes to the Consolidated Balance Sheet

General note

        For the segmented information please refer to the section "Segment Reporting". For pledged assets please refer to the note "Long-term liabilities".

FIXED ASSETS

[14] Intangible fixed assets

Statement of changes in intangible fixed assets

Amounts in millions of euro	Licenses	Goodwill	Total
Amortization rate in %	2–7	5–20
Historical cost	8,085	22,108	30,193
Accumulated amortization/impairments	-127	-16,485	-16,612

Balance at year-end 2001	7,958	5,623	13,581

Changes in 2002:
Investments	3	1,267	1,270
Disposals	—	-137	-137
Changes in consolidations	1,930	3	1,933
Amortization	-62	-328	-390
Impairments	-5,412	-1,883	-7,295
Exchange rate differences	2	-18	-16
Other changes	—	-43	-43

Total changes	-3,539	-1,139	-4,678

Historical cost	10,025	21,954	31,979
Accumulated amortization/impairments	-5,606	-17,470	-23,076

Balance at year-end 2002	4,419	4,484	8,903

Licenses

        In 2002, KPN assumed EUR 1.9 billion in licenses through the consolidation of 22.51% interest in E-Plus. In 2001, KPN acquired a UMTS license in Belgium for EUR 150 million. In 2000, KPN acquired UMTS licenses in Germany (EUR 6.5 billion, based on a 77.49% share in E-Plus) and The Netherlands (EUR 711 million).

        Because no services are offered under the UMTS licenses in Germany, The Netherlands and Belgium, KPN has not started amortizing these licenses yet.

        General economic developments, as well as the decisions of some mobile operators to cease/postpone certain activities mid 2002 were the trigger to have a critical look at the existing business plans of KPN's mobile activities. This resulted in new business plans, in line with the adjusted prospects.

        As a result KPN reviewed the recoverable value of its mobile assets, based upon external valuation and discounted future cash flows. For the purpose of the impairment test on licenses and goodwill KPN compared this recoverable amount, being the net selling price, with the carrying value of these assets.

        This impairment tests has resulted in impairments on the UMTS license in Germany (EUR 5,216 million) and the licenses in Belgium (EUR 196 million).

        At December 31, 2002, KPN concluded that the current value of licenses in Germany and Belgium does not differ from the book value of these assets.

        There was no impairment concerning the carrying value of mobile licenses in The Netherlands.

        On December 31, 2002, KPN's UMTS and other licenses mainly related to mobile frequencies in Germany for EUR 3.4 billion (2001: EUR 6.7 billion) The Netherlands for EUR 0.8 billion (2001: EUR 0.8 billion), and Belgium for EUR 0.1 billion (2001: EUR 0.3 billion).

        For a discussion of VAT claimed by KPN on UMTS licences in The Netherlands (and KPN's involvement regarding the same VAT issue in other countries) refer to the section "Contingent Assets".

Goodwill

        On January 30, 2002, KPN reached an agreement with BellSouth on the exchange of their 22.51% interest in E-Plus for 234.7 million of its ordinary shares. The transaction was completed on March 13, 2002.

        The acquisition price of the 22.51% interest in E-plus equals the value of the 234.7 million issued shares on March 13, 2002 (EUR 1,253 million) less the fair value of the exchange right at that date (EUR 712 million), being an amount of EUR 541 million.

        The difference between the fair value of 22.51% of E-Plus (EUR 541 million) and the fair value of the individual assets and liabilities attributable to the 22.51% interest in E-Plus on March 13, 2002 (EUR 712 million negative) has been accounted for as goodwill and amounted to EUR 1,253 million.

        Regular amortization of goodwill is calculated according to the straight-line method based on the estimated useful life with a maximum period of 20 years.

        The aforementioned impairment tests on assets led to impairment charges on the goodwill of E-Plus (EUR 1,427 million) and BASE (EUR 425 million).

        On December 31, 2002 KPN's goodwill was related to E-Plus for an amount of EUR 4,270 million (2001: EUR 4,716 million, based on 77.49%), BASE for an amount of EUR 30 million (2001: EUR 487 million) and other for an amount of EUR 184 million (2001: EUR 420 million).

[15] Property, plant and equipment

Statement of changes in property, plant and equipment

Amounts in millions of euro	Land and buildings	Plant and equipment	Other fixed assets	Fixed assets under construction	Total
Depreciation rate in %	0–10	5–33	10–33
Historical cost	1,924	15,297	1,462	471	19,154
Accumulated depreciation/impairments	-770	-6,557	-691	—	-8,018

Balance at year-end 2001	1,154	8,740	771	471	11,136

Changes in 2002:
Additions/transfers	37	873	261	-34	1,137
Disposals	-50	-13	-4	-23	-90
Changes in consolidations	-9	272	-5	-6	252
Depreciation and impairments	-149	-1,969	-449	—	-2,567
Exchange rate differences	1	-4	-3	-1	-7

Total changes	-170	-841	-200	-64	-1,275

Historical cost	1,796	15,719	1,421	407	19,343
Accumulated depreciation/impairments	-812	-7,820	-850	—	-9,482

Balance at year-end 2002	984	7,899	571	407	9,861

        The impairments during 2002 amounted to EUR 310 million (2001: EUR 196 million), and included impairments on to the fixed assets previously purchased from KPN-Qwest (EUR 93 million), the fixed assets of KPN Belgium (EUR 100 million) and several other fixed assets.

        The book value of the property, plant and equipment of which KPN is the beneficial owner under financial lease programs totaled EUR 105 million (2001: EUR 155 million).

        KPN entered into a qualified technical equipment lease arrangement by means of which certain network equipment with a total book value at December 31, 2002 of EUR 49 million (2001: EUR 65 million) are leased to a US Owner Trust, and subsequently leased back by KPN.

        The property, plant and equipment primarily concern assets located in The Netherlands (2002: approximately 77%; 2001: approximately 79%) and Germany (2002: approximately 18%; 2001: approximately 14%).

        The current value of property, plant and equipment is not significantly different than the value of these assets based on historical cost.

[16] Financial fixed assets

Statement of changes in financial fixed assets

Amounts in millions of euro	Participating interests	Loans to participating interests	Loans	Prepayments and accrued income	Total
Balance on December 31, 2001	2,492	2,211	42	792	5,537

Changes in 2002:
Acquisitions/increases	72		16		88
Changes in consolidations	10	-2,154	67	57	-2,020
Withdrawals/redemptions		-54	-22		-76
Income	-1,700				-1,700
Other changes				-691	-691
Exchange rate differences	27	-3		1	25

Total changes	-1,591	-2,211	61	-633	-4,374

Balance on December 31, 2002	901	—	103	159	1,163

        In 2002, the result of participating interests included write-downs for an amount of EUR 1,592 million:

  •
  as a result of the bankruptcy of KPNQwest a write down took place of EUR 270 million.

  •
  Hutchison 3G UK is not considered a strategic participation. As a result, Hutchison 3G UK is valued at the expected net realizable value. In 2002, a write-off of EUR 1,166 million was recognized.

  •
  at December 31, 2002 the expected net realizable value of KPN's interest in Ceský Telecom is lower than the net asset value. This led to a write-down of EUR 156 million.

        The regular loss from participating interests amounted to EUR 108 million. This included the operational result of KPNQwest during the first quarter of 2002.

        The current value as of December 31, 2002 of the above interests does not significantly deviate from the book value.

Loans to participating interests

        At December 31, 2001 E-Plus was proportionally consolidated for 77.49%. As a result, 22.51% of the shareholder loans to E-Plus were recorded as loans to participating interests.

        As a result of the transaction with BellSouth on March 13, 2002, KPN acquired the remaining 22.51% of E-Plus. As an effect of the full consolidation, the loan from KPN Mobile to E-Plus was eliminated in consolidation.

Loans

        As a consequence of the consolidation of Vision Networks as of October 8, 2002 loans to Vision Networks Poland and Vision Networks Czech Republic (together for an amount of EUR 65 million) were consolidated as from that date. KPN received the outstanding Vision Networks Poland loan on December 18, 2002 after the sale of Vision Networks Poland was finalized, and the outstanding Vision Networks Czech Holding loan on January 20, 2003.

Prepayments and accrued income

        Prepayments and accrued income include the long-term part of the deferred tax assets for an amount of EUR 68 million (2001: EUR 619 million). See also Note 9 "Tax on profit or loss on normal operations".

CURRENT ASSETS

[17] Inventory

	December 31,
Amounts in millions of euro
	2002	2001
Work in process	77	98
Resources, parts, tools and measuring instruments	84	132
Finished goods	55	93
Other inventory	14	20

Total	230	343

        Inventory is stated net of an allowance for obsolete inventory of EUR 38 million (2001: EUR 46 million).

[18] Receivables

	December 31,
Amounts in millions of euro
	2002	2001
Trade receivables	1,445	1,809
Deferred tax assets	43	48
Corporate taxes	68	343
Other receivables	45	92

Total	1,601	2,292

        Trade receivables are stated net of an allowance for bad debts of EUR 322 million (2001: EUR 266 million).

[19] Cash and cash equivalents

        Cash and cash equivalents relate to cash at bank and in hand, as well as temporarily employed cash equivalents with an original term of less than three months.

        At December 31,2002, KPN's total outstanding bank guarantees amounted to EUR 190 million.

GROUP EQUITY

[20] Shareholders' equity

        For a breakdown of shareholders' equity, please refer to the Statement of Changes in Shareholders' Equity and Notes to the Statement of Changes in Shareholders' Equity.

        The number of subscribed shares includes the special share with a par value of EUR 0.48.

        In 2002, KPN's shareholders' equity decreased by EUR 7,480 million from EUR 11,988 million as at January 1, 2002 to EUR 4,508 million at December 31, 2002. Major changes in KPN's shareholders' equity were related to the loss for the period (EUR 9,542 million), the positive effect of the share issue to BellSouth resulting from the exchange agreement (EUR 1,253 million) and the effect of the full consolidation of Vision Networks (EUR 745 million).

        On January 18, 2002, 2,149,071 ordinary shares have been granted in consideration of the bonus share settlement as mentioned in the offering of November 2000.

        On March 13, 2002, the date of exercise of the exchange right, BellSouth surrendered its existing warrant on KPN shares. Consequently, the warrant has been transferred to additional paid-in capital within shareholders' equity as at December 31, 2001 as the transaction was closed before KPN prepared its 2001 Financial Statements.

        For information on Vision Networks please refer to the Notes to the Corporate Balance Sheet.

        In 2001, KPN issued shares with gross proceeds of EUR 5 billion. Total offering costs after tax related to the share issue amounted to EUR 158 million. The "Stichting Werknemersopties KPN" acquired 20 million shares for EUR 98 million along with the share issue to cover KPN's liabilities under the options granted to its employees and its management and under the convertible bond KPN issued in November 2000. An amount of EUR 98 million has been subtracted from other reserves as Treasury stock.

[21] Minority interests

Amounts in millions of euro	2002	2001
Balance as at year-end 2001	184	1,707
Changes in consolidations	—	39
Result for the year	100	-1,565
Exchange rate differences	-12	3

Balance as at year-end 2002	272	184

        This item pertains to minority shareholdings in KPN Mobile, Xantic, SNT and PanTel in particular.

        At December 31, 2001 KPN Mobile had a negative equity due to, among other things, goodwill impairment charges. As a consequence NTT DoCoMo's share in the negative equity was valued at nil. KPN Mobile ended the year 2002 with a positive equity after the conversion of EUR 14 billion shareholder loans from KPN to KPN Mobile. As a consequence of the conversion NTT DoCoMo's share in KPN Mobile diluted from 15% to 2.16%. The value of this 2.16% interest as at December 31, 2002 amounts to EUR 104 million.

[22] Exchange right

        On February 24, 2000, KPN issued an exchange right to BellSouth as part of the acquisition of the 77.49% interest in E-Plus. This exchange right entitled BellSouth to exchange its 22.51% interest in E-Plus in either KPN or KPN Mobile shares or, in certain circumstances, cash. The exchange right was valued at fair value at the date of the acquisition and amounted to EUR 7,560 million.

        On March 13, 2002, BellSouth exercised its exchange right. BellSouth received 234.7 million KPN shares in exchange for its 22.51% interest in E-Plus. Consequently, the final valuation of the exchange right was known before the 2001 financial statements were finalized. For this reason, the exchange right as at December 31, 2001 was valued at its settlement value of EUR 712 million. The difference between the original valuation of EUR 7,560 million and the settlement value of EUR 712 million, amounting to EUR 6,848 million, was released in the 2001 Statement of Income.

        The fair value of EUR 712 million was calculated as the difference between the value of the 234.7 million KPN shares as at March 13, 2002, at the rate of EUR 5.34 per share (EUR 1,253 million) and the fair value of the 22.51% interest of E-Plus (EUR 541 million).

        After the exchange by BellSouth on March 13, 2002, the exchange right no longer exists.

PROVISIONS

[23] Pension provisions

Amounts in millions of euro	Early retirement	Restructuring and redundancy	Other	Total
Balance at the beginning of 2001	351	75	9	435
Withdrawals	-52	-21	-5	-78
Additions	45	491	3	539
Interest	14	3	1	18
Releases	-50	-1	—	-51
Changes in consolidation	-4	—	—	-4

Balance as at year-end 2001	304	547	8	859
Withdrawals	-59	-73	-2	-134
Additions	80	—	5	85
Interest	12	22	1	35
Releases	—	-35	—	-35
Changes in consolidation	1	—	—	1

Balance as at year-end 2002	338	461	12	811

        Pension provisions are based on actuarial principles and stated at net present value, using an average discount rate of 4.5% (2001: 4.5%). Of these provisions, EUR 119 million has a term of less than one year, of which EUR 55 million relates to the provision for early retirement, EUR 62 million to the restructuring and voluntary departures and EUR 2 million to the other provisions. Of these provisions an amount of EUR 485 million has a term longer than one year but less than 5 years. The remaining part has a term longer than 5 years.

        The provision for early retirement relates to commitments by virtue of pre-pensions in payment and to commitments by virtue of future payments to employees who wish to take early retirement.

        The provision for restructuring and redundancy relates for EUR 426 million to the costs for employees that have voluntarily left or will leave the company in 2003, under the social plan that was agreed with the trade unions and workers' council in 2001 providing in the reduction of KPN's workforce with a maximum of 5,280 employees in The Netherlands. Approximately 2,300 employees were offered an early retirement scheme for employees 55 years or older at conditions similar to the existing early retirement plan. The release from the provision relates to employees that either found a new job within KPN or elsewhere. The remainder of the provision for restructuring and redundancy relates to the entitlement to redundancy pay of employees who worked as civil servants for Netherlands Postal and Telecommunications Services (PTT) before January 1, 1989 and became redundant before January 1, 1996.

[24] Deferred tax liabilities

        In 2001 KPN Mobile completed the restructuring of its holding companies in Germany. This resulted in a German permanent establishment of KPN Mobile for Dutch and German tax purposes. As a result, the losses of the German mobile operations attributable to this German branch can be used to offset Dutch taxable profit of the mobile operations in The Netherlands. The taxable results of the German branch are calculated according to Dutch tax principles. As soon as the German branch becomes profitable for Dutch tax purposes, these profits will be taxed in The Netherlands to the extent that prior-year tax losses of the German mobile operations have been offset against Dutch taxable profit ('recapture').

        As of the date that the cumulative taxable profits of the German mobile operations exceed the cumulative losses of these operations, the taxable profit of the German mobile operations will no longer be taxed in The Netherlands, due to rules regarding the avoidance of double taxes applicable in The Netherlands. Consequently, this structure leads to deferred tax liabilities for profits from mobile activities in The Netherlands..

[25] Other provisions

Amounts in millions of euro	Restructuring and redundancy	Self- insurance	Other	Total
Balance at the beginning of 2001	62	31	32	125
Withdrawals	-61	—	-1	-62
Additions	264	—	7	271
Release	-15	-31	—	-46

Balance as at year-end 2001	250	—	38	288
Withdrawals	-115	—	-11	-126
Additions	130	—	76	206
Release	-18	—	-30	-48
Changes in consolidations	1	—	16	17

Balance as at year-end 2002	248	—	89	337

Restructuring and redundancy provision

        The restructuring and redundancy provision at December 31, 2001, relates to the redundancy costs associated with the social plan that was concluded in 2001 with the works council and trade unions providing in the reduction of KPN's workforce with a maximum of 5,280 employees in The Netherlands. The plan resulted in approximately 2,300 redundancies under a voluntary early retirement scheme, for which a provision was set up that is included under pension provisions as a provision for restructuring and redundancy, and 2,900 forced lay-offs.

        At the end of 2001, a restructuring provision of EUR 159 million for the costs related to the forced lay-offs, such as severance payments, incentives and supplements to unemployment benefits; and EUR 76 million for other costs associated with the restructuring such as legal fees, termination fees and penalties for rents and contracts with suppliers was included.

        During 2002, approximately 1,000 redundant employees found a new job within KPN due to a higher than anticipated natural attrition rate. This led to a release of the provision for restructuring and redundancies of EUR 18 million.

        In the last quarter of 2002, KPN identified approximately 450 redundancies at its unit KPN EnterCom under the 2001 social plan. These employees will leave the company in 2003.

        KPN reached agreement with its works council on a voluntary personnel reduction plan in the fourth quarter of 2002. The new plan is applicable for a four-month period starting November 2002 in certain areas of the company and provides in financial incentives for employees that leave the company on a voluntary basis. During this period, KPN cannot appoint forced redundancies in those areas covered by the social plan that was concluded with the trade unions and works council in 2001. In line with this new plan and due to the ongoing restructuring of its operations, KPN identified a number of departments and positions that will become redundant in 2003. In aggregate, approximately 650 employees (excluding KPN EnterCom) will have to leave KPN in 2003, either under the new voluntary personnel reduction plan or, in case this does not succeed, under the "old" social plan that was concluded in 2001. The majority of these redundancies will take place in the Fixed Network Operator and Consumer Internet and Media Services units (Fixed Networks division).

        As a result KPN recognized a restructuring charge in December 2002 of EUR 77 million for the costs associated with the reductions under the 2001 social plan and the voluntary reduction plan for the 1,100 employees involved, and a restructuring charge of EUR 53 million for the costs associated with the significant reduction in office space such as termination fees and penalties for rental contracts.

        Of the total provision for restructuring and redundancy, approximately EUR 210 million has a term of less than one year. It is anticipated that the remainder has a term of less than 5 years.

        The other provisions relate to various risks such as guarantees, claims and litigation. Most of these provisions have a term of less than five years.

LONG-TERM LIABILITIES

[26] Loans

Amounts in millions of euro	Convertible subordinated	Subordinated	Bond	Zero coupon	Other	Total
Balance as at year-end 2001	1,500	112	12,119	59	2,957	16,747
Short-term portion opening balance	—	483	3,325	—	1,852	5,660
New loans	—	2,154	—	—	48	2,202
Repayments	—	-999	-4,885	-73	-4,597	-10,554
Changes in consolidations	—	—	—	—	874	874
Exchange rate differences and other	—	—	—	17	-7	10
Short-term portion closing balance	—	-612	-1,042	—	-637	-2,291

Balance as at year-end 2002	1,500	1,138	9,517	3	490	12,648

Outstanding long-term loans excluding short-term portion

	December 31,
Amounts in millions of euro			(Average) interest rate
	2002	2001
Convertible subordinated
—Convertible bond 2000–2005	1,500	1,500	3.5
Subordinated
—State loan B	—	112	—
—BellSouth	1,138	—	Floating

	1,138	112
Bonds
—Eurobond 1996–2006	590	590	6.5
—Eurobond 1998–2008	1,500	1,500	4.8
—Eurobond 1999–2004	875	1,250	4.0
—Eurobond 2000–2003	—	1,490	—
—Eurobond 2001–2006	2,000	2,000	8.0
—Eurobond 2001–2008 GBP*	280	280	8.6
—Global bond 2000–2005 USD*	333	875	6.3
—Global bond 2000–2010 USD*	2,002	2,002	7.0
—Global bond 2000–2030 USD*	1,132	1,132	7.6
—Global bond 2000–2005	805	1,000	6.3

	9,517	12,119
Zero coupon	3	59	8.1
Other
—Private loans	87	266	7.0
—State loan A	—	146	—
—European Investment Bank	—	136	—
—Syndicated loan	204	590	5.0
—Debt Pannon GSM	—	112	—
—E-Plus Project Finance	—	1,457	—
—Financial leases E-Plus	79	160	—
—Other	120	90	—

	490	2,957

Total	12,648	16,747

*
For more information on the Cross Currency Swaps related to KPN's foreign currency denominated bonds, see Section "Fair value of financial instruments".

Redemption schedule of long term debt

Amounts in millions of euro	Total	Convertible subordinated	Subordinated	Bond	Zero coupon	Other
2004	2,092	—	1,138	875	—	79
2005	2,956	1,500	—	1,139	4	313
2006	2,678	—	—	2,590	—	88
2007	10	—	—	—	—	10
2008	1,780	—	—	1,780	—	—
Subsequent years	3,133	—	—	3,133	—	—

Total	12,649	1,500	1,138	9,517	4*	490

*
The face value of the zero coupon bond amounts to EUR 4 million, whereas the book value as at December 31, 2002, amounts to EUR 3 million.

        The short-term portion of the long-term liabilities amounts to EUR 2,291 million (2001: EUR 5,660 million) and was classified as current liabilities.

Convertible subordinated loan

        In 2000, KPN issued a EUR 1.5 billion convertible subordinated bond. The conversion price was set at EUR 21.42, which has been adjusted as a consequence of the share issuance in December 2001 to EUR 20.14. Convertible bondholders can exchange their bonds for KPN shares through November 24, 2005. KPN may repurchase the bonds on or after November 24, 2002 for 100% of the principal value plus accrued interest subject to the condition that the share trades on the stock exchange for 30% above the conversion price for a period of 30 consecutive days.

Subordinated loan BellSouth

        In connection with BellSouth's exercise of its exchange right in 2002, KPN agreed to assume EUR 2.15 billion of E-Plus' shareholder loans (100%) from BellSouth by borrowing under the USD 3.0 billion subordinated loan facility between BellSouth and KPN. This loan carries an interest of EURIBOR + 1.75%. No additional borrowings can be made under this subordinated loan facility.

        During 2002, KPN redeemed EUR 516 million (December) of this amount, as well as EUR 483 million (February) outstanding under the original subordinated loan agreement. The remaining redemptions consist of EUR 500 million payable in October 2003 and EUR 1,138 million payable in March 2004.

Bonds

        In June 2000, KPN issued a Eurobond for a total amount of EUR 7.0 billion of which EUR 2.2 billion was redeemed in 2001.

        In 2000, KPN also issued a multi-tranche Global Bond of EUR 5 billion. This bond consisted of four tranches with fixed interest (USD 750 million with a term of 5 years, EUR 1 billion with a term of 5 years, USD 1.75 billion with a term of 10 years and USD 1.0 billion with a term of 30 years).

        In April 2001, KPN issued approximately EUR 2.3 billion of Eurobonds in two tranches: one tranche of EUR 2.0 billion, with a maturity of five years and one tranche of approximately EUR 280 million (GBP 175 million) with a maturity of seven years.

        In accordance with KPN's regular redemption schedule, KPN redeemed approximately EUR 3,325 million of the Eurobond maturing in 2002.

        In 2002, KPN also redeemed early approximately EUR 332 million of the Eurobond maturing in 2003 through a public tender offer and approximately EUR 116 million in the open market. In the open market, KPN also redeemed early approximately EUR 375 million of the Eurobond maturing in 2004 (issued in 1999).

        Furthermore, in December 2002, KPN redeemed early through two separate public tender offers approximately EUR 542 million of the Global Bond USD maturing in 2005, and approximately EUR 195 million of the Global Bond EUR maturing in 2005.

Zero coupon loans

        In 2002, KPN redeemed early approximately EUR 64 million of the Zero Coupon Loan maturing in 2005 and approximately EUR 9 million of the Zero Coupon loan maturing in 2007. The face value of the zero coupon loans as at December 31, 2002, amounted to EUR 4 million (2001: EUR 78 million).

Other loans

        During the year 2002, approximately EUR 111 million of some of the Private Loans maturing in 2006 and approximately EUR 55 million of some of the Private Loans maturing in 2005 were redeemed early.

        Furthermore, in June 2002 KPN fully redeemed early the outstanding amount of its European Investment Bank Loan maturing in 2005 for an amount of approximately EUR 181 million (in addition to a scheduled redemption on this loan in April 2002 for an amount of approximately EUR 46 million), and in December 2002 KPN also fully redeemed early and cancelled the E-Plus Project Finance maturing in 2007 for an amount of EUR 1,881 million.

        The book value of the assets of E-Plus under the financial lease agreement amounts to EUR 105 million as at December 31, 2002.

        In January 2003, Xantic signed a new USD 6 million working capital loan facility from Telstra Corporation Ltd with a duration of 9 months. Xantic also pledged the shares it holds in Inmarsat to Telstra to secure the obligations Xantic owes to Telstra under this new facility, as well as the obligations Xantic owes to Telstra under the existing amortising loan facility of USD 26 million due 2005. In March 2003, Xantic drew approximately EUR 5 million on this facility.

        Also in January 2003, PanTel signed an amendment agreement to the existing EUR 80 million multicurrency facility under which new covenants for revenues, EBITDA, capex and maximum debt are defined. KPN and the other shareholders have deposited the PanTel shares as a collateral to the syndicate of banks. KPN's share in the total assets of Pantel amounted to EUR 133 million as at December 31, 2002. In February 2003, Pantel drew approximately EUR 14 million on this facility.

Available financing sources in 2003

        As of December 31, 2002, KPN had cash and cash equivalents of approximately EUR 2.66 billion. In addition to the available cash and cash equivalents, cash flows from operations and revenues from any further sales of non-core assets, KPN has the following financing sources available:

EUR 1.75 billion multi-currency revolving credit facility

        On May 17, 2002, KPN concluded a new EUR 1.75 billion credit facility, which replaced the EUR 2.5 billion credit facility concluded on November 16, 2001. The size of the facility has been reduced because of KPN's improved cash position. KPN has not drawn any funds under this facility. The final termination date for the new facility is November 16, 2004. The early termination date, which would have been applicable if KPN would not have certain minimum credit ratings, has been deleted. In addition, the restriction on KPN's total level of consolidated net debt at any given time during the term of the facility has been deleted.

        The requirements with respect to KPN's EBITDA levels have been amended. KPN's ratio of EBITDA to net interest expense is now required te be equal to or greater than 2.75:1 on June 30, 2002, gradually increasing to a minimum of approximately 4.00:1 at June 30, 2004. KPN's ratio of total consolidated net borrowings to EBITDA may not exceed 4.75:1 at June 30, 2003, gradually decreasing to 3.50:1 at June 30, 2004. The facility no longer imposes minimum requirements for KPN's EBITDA in absolute terms. EBITDA is defined as the EBITDA of the KPN group excuding exceptional items.

        The facility also requires that KPN's fixed line business remains 100% owned by KPN. In addition, the facility requires that KPN Mobile N.V. remains a subsidiary of KPN (unless the majority lenders approve KPN Mobile N.V. ceasing to be a subsidiary). The facility restricts certain subsidiary borrowings.

        The facility prohibits KPN from paying dividends in cash on KPN's ordinary shares and also restricts the amount of cash consideration that KPN may pay for acquisitions to EUR 150 million in each 12-month period ending September 30. However, under the amended facility these restrictions do not apply when KPN has a credit rating of at least BBB with S&P and Baa2 with Moody's (in each case with a stable outlook). KPN's current rating is BBB with S&P (positive outlook) and Baa3 with Moody's (positive outlook).

        The facility also prohibits the early redemption of public debt maturing after November 16, 2004. However, KPN is allowed to redeem public debt early if (i) the early redemption is funded by other debt maturing after 2006 or by an equity issue, or (ii) the early redemption is of public debt maturing in 2005 and does not exceed, in aggregate, EUR 900 million. If any such early redemption is of the EUR 1.5 billion subordinated convertible bonds maturing in 2005, KPN must also have a credit rating of at least BBB- with S&P and Baa3 with-Moody's at the time of the early redemption and S&P and Moody's must have confirmed that, taking into account the proposed early redemption, there will be no deterioration in KPN's credit rating or credit outlook.

        The facility may not be utilised for the purpose of redeeming or redeeming early the BellSouth subordinated loan facility, other subordinated debt or public debt. Furthermore, the facility requires that KPN may not amend the provisions as to subordination contained in the BellSouth subordinated loan facility.

        In addition, the facility provides that KPN may not enter into a statutory merger (juridische fusie) without the prior consent of the lenders representing two thirds of the facility amount and that none of KPN's principal subsidiaries nor the Group as a whole may enter into any amalgamation, demerger, merger, corporate reconstruction or reorganization if such event would have a material adverse effect on either the ability of the obligors under the facility to perform their obligations under the facility or on KPN's business or financial condition and that of its subsidiaries taken as a whole. Many of KPN's other capital resources contain a similar covenant.

        If KPN fails in the future to comply with any of the covenants contained in the facility, KPN may be required to immediately repay any outstanding indebtedness under the facility, and KPN may be unable to access funding under the facility. In addition, a default under the facility may trigger defaults under other financing arrangements, requiring KPN to repay other indebtedness as well. In the same way, defaults under other financing arrangements may trigger defaults under this facility. The interest rate payable on drawings under the facility will be EURIBOR (or LIBOR, depending upon the currency of drawing) plus an applicable margin, which varies depending on KPN's long-term (unsecured) debt ratings by S&P and Moody's. The margins have been improved and are determined by the lower of the two ratings by the rating agencies as follows:

Rating	Margin
BBB+/Baa1 or better	1.00%
BBB/Baa2	1.25%
BBB-/Baa3	1.50%
BB+/Ba1	3.25%
BB/Ba2 or lower	4.00%

Global Medium Term Note Program

        The outstanding financing capacity as of December 31, 2002, under KPN's USD 10 billion Global Medium Term Note program (available since April 1997) amounted to approximately EUR 5.35 billion. The MTN program contains no commitments from investors to provide funding to KPN.

Securitization program

        KPN has a securitization program of receivables from retail customers with a maximum amount of EUR 250 million at KPN's disposal. Under this program, KPN transfers billed and unbilled receivables to a variable interest entity, whose assets and liabilities are fully consolidated. The total available amount depends on the available amount of billed and unbilled receivables. Currently EUR 50 million is drawn under this program. The interest rate on this debt is approximately EURIBOR + 0.4%. If KPN's credit rating ceases to be BB+/Ba1 or higher, the total available amount will decrease because KPN will no longer be able to sell unbilled receivables. If KPN's credit rating ceases to be BB/Ba2 or higher, the program will be terminated.

Material Capital Resources Triggers

        In addition to restrictions mentioned above, KPN's existing capital resources contain the following material covenants, which could trigger a requirement for an additional financial obligation or an early redemption of the outstanding indebtedness.

Eurobond 2001–2006 (EUR)/Eurobond 2001–2008 (GBP)

        These bonds contain a rating step-up provision which offers each noteholder a 0.375% increase in the interest rate for each notch downgrade below either Baa2 by Moody's or BBB by

S&P, and a rating step-down provision which results in a 0.375% decrease in the interest rate for each notch upgrade (up to the initial interest rate).

        Additionally, KPN may be required to redeem the outstanding notes early, in the event (i) KPN consolidates with or merges into another entity (other than a merger of a subsidiary into KPN in which KPN is a continuing corporation) or convey, transfer or lease all or substantially all of KPN's properties and assets to another person without the prior approval by the noteholders, and (ii) the rating assigned to the notes after giving effect to any such transaction is lower either than Baa3, in the case of Moody's, or BBB-, in the case of S&P.

Bell South Subordinated Loan Facility

        This facility will become payable in the event KPN no longer owns, directly or indirectly, the majority of the shares of KPN Mobile.

Credit Rating

        On December 5, 2002, S&P raised KPN's long-term corporate credit and senior unsecured debt rating from BBB- to BBB with a stable outlook. At the same time S&P raised KPN's long term subordinated debt rating from BB+ to BBB- and KPN's short-term debt rating from A-3 to A-2. S&P stated that the upgrade reflected the continued success of KPN in deleveraging its Balance Sheet and improving operational performance. Early 2003, S&P changed this outlook from stable to positive. On January 22, 2003, Moody's changed its outlook from stable to positive relating to its senior unsecured long term debt rating of Baa3 and its subordinated long-term debt rating of Ba1. Moody's stated that it changed its outlook due to KPN's continued progress in deleveraging as well as improving operating cash flow generation.

CURRENT LIABILITIES

[27] Other debts

	December 31,
Amounts in millions of euro
	2002	2001
Short-term portion of long-term liabilities	2,291	5,660
Bank overdraft	69	64
Accounts payable trade	990	867
Debts to participating interests	—	614
Taxes and social security contributions	285	335
Other current liabilities	134	366

Total	3,769	7,906

        The short-term portion of long-term liabilities contains amongst others:

  •
  Eurobonds for EUR 1,042 million;
  •
  Subordinated loan by BellSouth for EUR 500 million;
  •
  Syndicated loan for EUR 386 million;
  •
  State loans for EUR 258 million.

        The last installment of state loan A amounts to EUR 146 million and is payable on December 31, 2003. Redemption of EUR 112 million of the state loan B is due on December 31, 2003. The claim for redemption of loan B was subordinated to all existing and future claims against KPN, including all claims by the State. These last installments of loans A and B may not be redeemed early.

        The bank overdraft contains EUR 50 million in drawdowns under the securitization program.

        In 2001 debts to participating interests concerned debts to Vision Networks Holdings B.V. for EUR 614 million. On October 8, 2002, the Supervisory Board of Vision Networks ceased its activities, as the sale of all of the material cable assets of Vision Networks was announced. As a result KPN has full control as of that date and accordingly Vision Networks is now fully consolidated.

[28] Accruals and deferred income

        Other accruals and deferred income concern amounts received in advance for revenues that will be recognized in future years, outstanding invoices and other amounts payable.

        Other accruals and deferred income also contain an amount of EUR 307 million in interest payable. (2001: EUR 381 million).

Important Alliances, Commitments, Contingencies and Legal Proceedings

Important alliances

NTT DoCoMo

        On November 7, 2001, KPN Mobile entered into a license agreement with NTT DoCoMo for the use of i-mode type technology and i-mode trademarks within The Netherlands and Belgium. The licensed technology includes all new versions and releases of the licensed technology during the term of the agreement, that is (i) solely owned by NTT DoCoMo (or which NTT DoCoMo has the right to license), (ii) compatible with UMTS standards and (iii) launched by NTT DoCoMo in Japan or licensed to any other mobile operator and service provider for use in Europe.

        The license agreement is for a period of ten years, ending December 31, 2011. Either party can terminate the agreement if the other party commits a material breach of the agreement, if the other party is declared bankrupt or if the shareholders agreement between KPN Mobile and NTT DoCoMo is terminated. In addition, NTT DoCoMo can terminate the agreement (i) if KPN Mobile disputes either the validity of the trademarks or NTT DoCoMo's ownership of them, (ii) at any time subsequent to NTT DoCoMo owning less than 7.5% of the shares in KPN Mobile, (iii) at any time subsequent to the date on which KPN both ceases to hold the single largest voting interest in KPN Mobile and (other than in connection with a take-over by KPN of, or merger (whether a legal or statutory merger or anything which is similar in commercial substance thereto) with, a third party ceases to hold the C Share of KPN Mobile, and (iv) following a change of control in KPN. In December 2002, NTT DoCoMo has been diluted to 2.16% as a result of our refinancing of KPN Mobile and, accordingly, pursuant to the preceding Clause (ii), NTT DoCoMo may terminate the agreement. Upon termination, KPN Mobile can still use the licensed technology for a period of 3 years and the licensed trademarks for a period of 15 months.

        On February 18, 2002, E-Plus and NTT DoCoMo entered into a license agreement for the use of i-mode technology and i-mode trademarks. This license agreement is based on, but in some respects deviates from, the license agreement entered into between KPN Mobile and NTT DoCoMo on November 7, 2001. In addition to any of the reasons for termination included in the KPN Mobile-NTT DoCoMo license agreement, NTT DoCoMo can terminate the E-Plus-NTT DoCoMo license agreement at any time subsequent to the date of a change of control in E-Plus. Following the dilution of NTT DoCoMo's share in KPN Mobile to 2.16%, NTT DoCoMo may also terminate the E-Plus license agreement. Upon termination, E-Plus can still use licensed technology for a period of 3 years and the licensed trademarks for a period of 15 months.

Hutchison

        On September 21, 2000, KPN Mobile acquired a 15% participating interest in Hutchison 3G UK Holdings Limited, a UMTS license holder in the UK, in exchange for a payment of approximately EUR 1.5 billion. NTT DoCoMo has a 20% interest in Hutchison 3G UK Holdings Limited. KPN Mobile has certain rights to management representation, as well as certain obligations to provide additional capital upon request up to a maximum of GBP 150 million. KPN Mobile and Hutchison also have certain preferential rights in respect to share transfers and top-up rights in respect to new shares. In addition, KPN Mobile has a number of additional rights if Hutchison intends to transfer the shares. Hutchison 3G UK is not considered a strategic participation.

BellSouth

Acquisition 77.49% interest in E-Plus

        On December 9, 1999, KPN, KPN Mobile, BellSouth and a number of BellSouth's indirect wholly owned subsidiaries entered into agreements for the purpose of establishing a joint venture under which KPN acquired a 77.49% interest in E-Plus. The transaction was finalized on February 24, 2000.

        The acquisition price for the 77.49% interest in E-Plus amounted to EUR 19.0 billion and consisted of the following elements:

  •
  KPN made a cash payment of EUR 9.1 billion to BellSouth.

  •
  KPN granted BellSouth the option to exchange its remaining 22.51% interest in E-Plus into either 200,000,000 shares in KPN or 499,631,269 shares in KPN Mobile ("exchange right") or in certain circumstances cash. The total number of shares to be obtained on exchange was to be adjusted for any dilutive effects resulting from share issues or stock dividends. The exercise period of the exchange right was to terminate at December 8, 2003. The exchange right was valued at EUR 7.6 billion in KPN's consolidated Balance Sheet, being the fair market value of the exchange right at February 24, 2000. The fair market value of the exchange right was based on the expected price of the KPN shares and the discounted cash flows of KPN Mobile and E-Plus, taking into account potential volatility in prices and cash flows.

  •
  KPN issued a warrant to BellSouth, allowing it to acquire 92,634,066 ordinary shares in KPN for a cash payment and/or in settlement of the outstanding amounts under the subordinated loan facility KPN agreed with BellSouth. The exercise period of the warrant was to terminate at December 8, 2003 and the value of the warrant was set at EUR 2.3 billion, being the fair value of the warrant at February 24, 2000.

        The accounting for the acquisition of the 77.49% interest in E-Plus was based on the purchase accounting method. The assets and liabilities acquired were valued at their estimated fair values.

        The difference between the price paid and the estimated fair value of the net assets was recognized as goodwill and amounted to EUR 20.3 billion. As KPN shared control with BellSouth, E-Plus was proportionally consolidated (77.49%), in line with KPN's accounting principles.

Acquisition remaining 22.51% interest in E-Plus

        On January 30, 2002, KPN reached an agreement with BellSouth on the exchange of their 22.51% interest in E-Plus for 234.7 million newly issued ordinary KPN shares.

        The transaction was completed on March 13, 2002. Additionally, BellSouth surrendered the other existing rights it had under the agreements relating to KPN's acquisition of the 77.49% interest in E-Plus.

        These rights included a warrant on KPN's shares, certain rights in respect of KPN Mobile and E-Plus, other than as a shareholder in KPN, and certain contingent rights pertaining to KPNQwest.

        In connection with BellSouth's exercise of its exchange right, KPN agreed to assume approximately EUR 2.15 billion (100% share) of E-Plus' shareholder loans from BellSouth by borrowing under the adjusted USD 3.0 billion subordinated loan facility between BellSouth and KPN. In 2002 KPN redeemed EUR 999 million.

        The share price prevailing at the date of closing of the transaction was EUR 5.34 per share, leading to a total value of EUR 1,253 million for the 234.7 million shares delivered.

        The transaction with BellSouth has impacted KPN's financial statements as follows:

  •
  In 2001 an amount of EUR 2,338 million, representing the original value of the warrant held by BellSouth, was transferred from statutory and other restricted reserves to additional paid-in capital (unrestricted equity).

  •
  In 2001 an amount of EUR 6,848 million was released to income. This amount is the difference between the estimated fair value of the exchange right of EUR 7,560 million on the date of issue, and the value of the exchange right at settlement date. As the final valuation of the exchange right was known before the 2001 financial statements were finalized the difference between the original valuation of EUR 7,560 million and the settlement value of EUR 712 million was released in the 2001 Statement of Income.

  •
  The issue of the 234.7 million shares with a value of EUR 1,253 million has been accounted for within shareholders' equity in 2002.

  •
  The fair value of the 22.51% interest in E-Plus on March 13, 2002 amounting to EUR 541 million has been included in the Balance Sheet. The difference between the fair value of the 22.51% interest E-Plus of EUR 541 million and the fair value of the individual assets and liabilities attributable to the 22.51% interest in E-Plus on March 13, 2002 (EUR 712 million negative), has been accounted for as goodwill in 2002 (EUR 1,253 million).

  •
  As from March 13, 2002, E-Plus has been fully consolidated in KPN's financial statements.

Commitments

	December 31,
Amounts in millions of euro
	2002	2001
Commitments by virtue of:
—Capital expenditure commitments	114	78
—Rental and lease contracts	1,854	1,585
—Guarantees	65	314
—Purchasing commitments	1,896	2,093
—Other commitments	54	40

Total	3,983	4,110

        Of these commitments, EUR 1,141 million are of a short-term nature (2001: EUR 1,041 million).

Contractual obligations

	Amounts due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Capital commitments	114	71	43	—	—
Rental and lease contracts	1,854	298	484	322	750
Guarantees	65	29	18	1	17
Obligations to purchase	1,896	708	571	416	201
Other	54	13	11	—	30

Capital expenditure commitments

        These commitments mainly relate to commitments to purchase property, plant and equipment.

Rental and lease contracts

        In 2002, the costs of operating leases (including rental charges) totaled EUR 291 million (2001: EUR 163 million).

        These operating lease and rental commitments mainly relate to fixed assets.

Purchasing commitments

        As part of the sales of KPN's datacenter and end user services to Atos Origin, KPN has guaranteed a level of revenues to Atos Origin. The guarantee provides for a specified annual level of revenues through 2007, which declines each year and requires KPN to make up for a specified portion of the shortfall in any year. The total level of commitments as at December 31, 2002 amounts to EUR 1,031 million (2001: EUR 1,136 million). In case of a shortfall in a given year, KPN must pay a penalty equal to a percentage, with a maximum of 50%.

Requirements under the UMTS license agreements in The Netherlands, Germany and Belgium

The Netherlands

        Along with the other operators in the Dutch mobile market (Vodafone, T-Mobile, Dutchtone and O2), KPN Mobile acquired a UMTS license on August 7, 2000. Under the license, the operators have rollout obligations for the UMTS networks. As of January 1, 2007, all built-up areas in municipalities with over 25,000 inhabitants, all main roads (car, rail and waterways) in between, all motorways to Germany and Belgium and the areas around the airports of Schiphol, Rotterdam and Maastricht should be covered at a minimum level of 144 kbit/sec outdoors.

Germany

        On August 31, 2000 E-Plus (through a subsidiary) acquired one of six UMTS licenses in Germany for EUR 8.4 billion. Under this license, the operators have roll out obligations for the UMTS networks. As per December 31, 2003 a 25% population coverage must be reached. As per December 31, 2005 this coverage must have been increased to 50%.

Belgium

        In March 2001, the three existing operators, BASE, Proximus and Mobistar obtained a UMTS license in the auction organised by the Belgian government. The license was obtained upon payment of a license fee of EUR 150 million. Under this license, the operators have roll out obligations for the UMTS networks. In February 2002, the Belgian government postponed the regulatory deadlines for the introduction and the roll out of UMTS on the Belgian market for one year. An additional postponement of nine months for the coverage deadlines was granted later in 2002, but not for the commercial launch. The current deadlines are as follows:

  •
  September 2003: commercial launch of UMTS.

  •
  December 2005: 30% population coverage.

  •
  December 2006: 40% population coverage.

  •
  December 2007: 50% population coverage.

  •
  December 2008: "target" of 85% population coverage.

Contingencies

Contingent assets

        At this moment a number of European operators (including KPN) are of the opinion that the purchase prices of UMTS licenses should have included VAT and therefore KPN Mobile would be entitled to reclaim the VAT charge regarding the acquisition of the license.

        KPN believes that the VAT amount included in the acquisition price of the UMTS license in The Netherlands amounts to EUR 106 million. Subsequently, KPN has requested the Ministry of Economic affairs to issue a VAT invoice. A formal request in this regard has been denied.

        Based on the above, KPN is of the opinion that the VAT amount for E-Plus, BASE and Hutchison 3G UK exceeds EUR 1 billion.

        Currently KPN is reviewing its position.

Contingent liabilities

        KPN's commitments relating to any further investments in Hutchison are capped at GBP 150 million.

        On June 4, 2002, KPN sold 55% of its shares of KPN Netwerk Bouw B.V. (KPN's construction unit) to VWS Telecom B.V., for the amount of EUR 13.75 million. The construction unit was renamed into Volker Wessels Netwerk Bouw B.V. ("VWNB"). VWS Telecom B.V. will acquire the remaining 45% at year-end 2004 for between EUR 8.55 million and EUR 25.65 million. The final price will depend on various factors, including the results of Volker Wessels Netwerk Bouw B.V. in 2003 and 2004.

        KPN and VWNB have entered into a Service Framework Agreement regarding the designing and building of fixed telecommunication infrastructure. KPN is required to order from VWNB 90% of its designing and building works in 2003–2005 for its fixed telecommunication infrastructure. The sale agreement contained also customary representations, warranties and idemnifications. Under the agreement, KPN is to indemnify up to a maximum aggregate amount of EUR 10 million.

        As part of the sale of KPN Softwarehouse to Atos Origin, KPN has guaranteed to Atos Origin to use the services of certain employees who were transferred to Atos Origin for a minimum number of hours per year which reflects 73.2% of their time. This guarantee ends on August 1, 2004. In the event KPN does not meet this minimum utilisation, KPN is required to compensate Atos Origin with a maximum of EUR 16.5 million for the period ending August 1, 2004.

        Additionally, the sale agreements contained customary representations, warranties and indemnifications for which KPN is liable up to a maximum aggregate amount of EUR 40 million.

        KPN's wholly owned subsidiary KPN Satcom B.V. and Telstra Corporation Ltd. ("Telstra") entered into a joint venture and shareholders agreement regarding Xantic B.V. Under this agreement, Telstra has a put option with respect to its 35% shareholding in Xantic, which is exercisable as from May 2002. The put option can only be invoked after determination of the fair value of Xantic by an independent third party and in accordance with the joint venture and shareholders agreement. KPN Satcom has the right to start a joint sale process instead of purchasing the Xantic shares from Telstra.

        Within the scope of the sale of cable activities by Vision Networks, KPN stands surety for potential obligations towards the buyers with a maximum of EUR 363 million until June 15, 2004.

        In our efforts to sell our non-core assets, we may be subject to the new consolidation rules under FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51" as we continue to hold significant involvement with the purchasers of our assets through service level agreements and certain specific guarantees. It is reasonably possible that these entities will be consolidated under FIN 46 in 2003. In the event, that our outsourcing arrangements are considered variable interest entities and are required to be consolidated. KPN has already disclosed the impact elsewhere in this section "Important Alliances, Commitments, Contingencies and Legal Proceedings."

Legal proceedings

        KPN is involved in several legal proceedings, most of which are primarily related to regulatory or other ordinary course of business issues. KPN does not expect these proceedings to result in liabilities that have a material effect on its financial position. If it is probable that the outcome of the legal proceedings will be unfavorable for KPN and the financial outcome of these proceedings can be reliabily estimated, a provision has been accounted for.

SOBI

        On July 10, 2001, a writ of summons was served upon KPN by one of KPN's shareholders, the Foundation for the Research of Business Information (Stichting Onderzoek Bedrijfsinformatie, or SOBI). SOBI has filed a claim with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal that seeks the annulment of KPN's annual financial statements for 2000 because it believes that its accounting was incorrect with respect to its transactions with NTT DoCoMo in which NTT DoCoMo acquired 15% of KPN Mobile, the transactions with BellSouth in which KPN Mobile acquired a 77.49% stake in E-Plus and the valuation of goodwill and the valuation of the UMTS licenses acquired by KPN Mobile. On October 18, 2001, KPN filed its statement of defense in which KPN stated that in its opinion KPN's 2000 annual financial statements were prepared in compliance with all legal and accounting requirements.

        On November 7, 2002, the Enterprise Chamber gave an interlocutory judgement ordering KPN to prove certain items of its statement of defense. The outcome of the Enterprise Chamber's interlocutory judgement can be summarized as follows:

  •
  The gain of EUR 2,312 million resulting from the sale of KPN's share in KPN Mobile in the transaction with NTT DoCoMo has been correctly recorded in the profit and loss account. However, in the Enterprise Chamber's view, the gain should have been presented on a separate line item in the profit and loss account and not as part of other operating revenues. KPN disagrees with this view and accordingly did not change the presentation in its financial statements.

  •
  The fair value of the warrant and exchange right that were granted to BellSouth, as part of the acquisition of a 77.49% interest in E-Plus, has been correctly treated as part of the acquisition price on February 24, 2000. However, in the Enterprise Chamber's view, the exchange right should have been presented in the Balance Sheet as part of shareholders' equity rather than as a hybrid form of equity and debt. KPN disagrees with this view and accordingly did not change the presentation in its financial statements.

  •
  The Enterprise Chamber stated that for determining whether there is an impairment on goodwill or intangible fixed assets (UMTS licences) KPN should not have compared the sum of the undiscounted cash flows to the book value of the assets concerned. KPN disagrees with this view, and believe that there is no impairment on either of the dates of acquisition of E-Plus and the UMTS licenses and as of December 31, 2000.

  •
  The Enterprise Chamber stated that more insight should have been given in the valuation methodology of both the instruments. KPN believes that the disclosure was adequate.

        As ordered by the Enterprise Chamber KPN provided written evidence on November 28, 2002, to defend its view. In addition, KPN has provided a list of witnesses for testimony at the Enterprise Chamber to further support its views. A final judgment by the Enterprise Chamber is expected in the summer of 2003. This judgment will be subject to appeal before the Supreme Court of The Netherlands. While KPN does not believe that there is any merit to SOBI's claim, a judgment in SOBI's favor may lead to other claims or consequences, including restatement of its accounts that could harm its results and financial condition.

KPNQwest

        KPN is involved in a legal proceeding with a bank to which KPNQwest has transferred claims against us for a total amount of approximately EUR 21 million. While KPN believes that KPN is entitled to set off a portion of this amount against claims KPN had against KPNQwest, a judgment in favor of this bank could lead to a cash payment by us.

WorldCom

        Towards the end of 1999, WorldCom lodged a complaint with the European Commission against what it called the excessively high interconnection prices being charged by KPN Mobile and other operators. In March 2002, KPN received a statement of objections from the European Commission in which it reached the preliminary conclusion that we abused our position of power among others by discriminating other operators and setting unfair prices. KPN has provided arguments that refute the preliminary analysis. In the autumn of 2002 the Commission asked for further information. It is unclear when the Commission will take a final stand, but the Commission may ultimately require KPN Mobile to lower its interconnection prices and impose a penalty of up to 10% of sales in the preceding year.

NMa

        After an investigation into the reduction of subsidies to mobile handset retailers by the mobile phone operators in The Netherlands, including KPN Mobile, the Dutch Competition Authority ("NMa") concluded that all five mobile operators co-ordinated a decrease of the commissions to their distributors and a decrease of the handset subsidy for prepaid subscriptions. On December 30, 2002, the NMa fined KPN Mobile for EUR 31.3 million. KPN Mobile has objected to the decision and in particular the disproportionate level of the fine.

BT Ignite

        KPN is engaged in a dispute with BT Ignite on the level of call termination fees that KPN owes for handling telephone calls from KPN's fixed network terminating on the networks of this operator. OPTA ruled that this operator can set its own fees provided these are reasonable. A consequence of this ruling is that KPN must pay this operator for services KPN had to purchase from it in the past and can no longer pass on this amount to end-users for telephone calls that terminate on their network. We have lodged an objection.

Class action Infonet

        In September 2002, KPN Telecom was served with a class action complaint for alleged violations of US Federal Securities Law in connection with the IPO of Infonet Services Corporation in which KPN Telecom has a 17.7% interest. The complaint was filed on behalf of public investors who purchased securities of Infonet Services Corporation during the period from December 16, 1999 through August 7, 2001. It was filed against Infonet, several of its current and former directors (including one of our employees), the selling shareholders (including KPN Telecom) and the underwriters of Infonet's initial public offering. The complaint alleges that defendants made misrepresentations and omissions in Infonet's Form S-1 registration statement and the accompanying prospectus for its inital public offering and in other statements during the class period. We are unable at this time to predict the outcome of this litigation.

Related party transactions

        The State, holder of 31.39% of KPN's outstanding ordinary shares, is a large customer of KPN, purchasing services from KPN on normal commercial terms.

        KPN has a 17.7% shareholding in Infonet Services Corp. KPN has authorised to sell Infonet services to entities located in areas in which Infonet Nederland, KPN's 100% group company, then has the right to sell Infonet services, at commercial prices. As from January 2003, KPN will not enter into any new relationship (other than ISC) for the distribution of global managed data network services that ISC provided to Infonet Nederland.

        In addition to the parties discussed above, there are several other related parties, such as, KPN's 30% subsidiary KPN Lease, its remaining interest of 45% in KPN's former Network Construction unit, KPN's 20.3% investment in Cesky Telecom and several joint ventures in its business unit Integrated Solutions (with amongst others Siemens, Getronics and Schiphol). Transactions with these entities take place in the ordinary course of business based on normal commercial terms.

Fair value of Financial Instruments

Amounts in millions of euro	Book value December 31, 2002	Fair value December 31, 2002	Book value December 31, 2001	Fair value December 31, 2001
Marketable securities and other financial interests	15	15	25	25
Interest bearing current liabilities	2,360	2,829	6,338	6,365
Exchange right	—	—	712	659
Interest bearing long-term liabilities	12,648	12,473	16,747	16,014

        The book values of the financial instruments not referred to in this table do not materially differ from their fair values. Current liabilities include short-term debts to banks and short-term loans contracted from institutions other than banks.

        The fair value of the exchange right as of December 31, 2001 was set at the value of the shares KPN issued upon conversion, less the value of the interest acquired by KPN in exchange. The fair value of the issued shares is based on the share price of KPN at the date of issue and the fair value of the interest acquired is based on the expected future discounted cash flow of E-Plus.

        The fair value of the interest bearing long-term liabilities is estimated by calculating the net present value of the loans based on an estimated yield curve appropriate to the terms of the contracts in effect at the end of the year. The estimated yield curve is the interpolated zero coupon yield curve of the German government bond plus the market credit spread for KPN.

Forward exchange contracts and interest rate swaps

        For a number of receivables and payables denominated in foreign currencies forward exchange contracts and interest rate swaps were concluded. On December 31, 2002, 99% of the forward exchange contracts related to 2003.

Amounts in millions of euro	Contract volume 2002	Estimated market value 2002	Contract volume 2001	Estimated market value 2001
Forward exchange contracts
Term shorter than 1 year	277	4	472	1
Term longer than 1 year	—	—	—	—
Forward extra option transaction
Term shorter than 1 year	19	1	—	—
Term longer than 1 year	—	—	—	—

Total	296	5	472	1

Interest rate swaps
Term shorter than 1 year	386	-6	1,000	-38
Term longer than 1 year	204	-9	1,085	-28

Total	590	-15	2,085	-66

Foreign exchange swaps
Term shorter than 1 year	—	—	—	—
Term longer than 1 year	3,746	-490	4,289	-183

Total	3,746	-490	4,289	-183

        The estimated market value represents the amount payable or receivable in exchange for termination of the contracts as of Balance Sheet date without any further obligations. The credit risk is minimized by a strict policy as to the choice of potential counterparties. Pursuant to that policy, KPN sets strict limits for maximum positions per counterparty and investment periods. Separate limits were set for counter parties with certain credit ratings, for Dutch government institutions and for a number of well-known Dutch institutions. KPN updates these limits on a regular basis.

Cross currency swaps

        All KPN's foreign currency denominated bonds are fully hedged with Cross Currency Swaps (fixed foreign exchange conversion rate and fixed interest rates) in order to cover the underlying currency and interest rate exposure. Only the swaps mentioned below include break clauses (early termination option) where both KPN and its counter parties have the right to terminate the transaction on previously agreed settlement payment dates (PUT date). After expiry of the PUT date early termination is yearly possible on the same date. When early termination occurs parties will settle a positive or negative market value. The estimated negative market value represents the amount payable in exchange for termination of the contracts on Balance Sheet date without any further obligations. However, in line with its hedging policy, KPN aims to mitigate the exposure in the event of an early termination by rolling over the Cross Currency Swap.

Active Cross Currency Swaps with Break Clause

Currency	Notional in foreign currency	First PUT date		Termination date Swap contract	Market value per 12-31-2002 in euro
GBP	59		April 12, 2006	April 11, 2008	-6.8
GBP	58		April 12, 2006	April 11, 2008	-7.5
GBP	58		April 12, 2006	April 11, 2008	-6.4
USD	1.000	03-10-03 for $	500 million	October 1, 2030	-176.4
		03-10-04 for $	500 million	October 1, 2030

Total					-197.1

        In case KPN would not have hedged its exposure via Cross Currency Swaps, the foreign currency denominated bonds would have been valued against the currency rates on Balance Sheet date. In that case the USD and GBP Bond book values would have been valued as follows:

Bond	Current bond book value against hedge in millions of euro	Bond book value against currency rates per 12-31-2002 in millions of euro
Global bond 2000–2005 USD	332	272
Euro bond 2001–2008 GBP	280	269
Global bond 2000–2010 USD	2,002	1,669
Global bond 2000–2030 USD	1,132	954

Total	3,746	3,164

Notes to the Consolidated Cash Flow Statement

General principles

        The Cash Flow Statement was prepared according to the indirect method. Cash flows denominated in currencies other than the euro were translated at average exchange rates. Income and expense relating to interest and tax on profits are included in the cash flow from operating activities. The cost of newly acquired group companies and participating interests, insofar as paid for in cash, is included in the cash flow from investing activities. Cash flows resulting from group companies acquired or disposed of are disclosed separately.

[29] Net cash flow provided by/used in operating activities

        In 2002, the cash flow provided by/used in operating activities increased by EUR 1,410 million from EUR 2,565 million in 2001 to EUR 3,975 million. The increase resulted from a EUR 812 million improved cash flow provided by/used in operating activities before changes in working capital and EUR 598 million as a result of changes in working capital.

        Net cash flow provided by/used in operating activities before changes in working capital improved by 39.3% to EUR 2,878 million (2001: EUR 2,066 million). The increase in net cash flow provided by/used in operating activities before changes in working capital reflects the increase in operating results before depreciation, amortization and impairments. The declined interest expenses also lead to an improved cash flow from operations before changes in working capital.

        The changes in working capital improved from EUR 499 million in 2001 to EUR 1,097 million in 2002. This improvement is mainly caused by accounts receivables, tax refunds related to prior years and the effect of advanced billing of subscription fees by Fixed Telephony.

        In 2001, the cash flow provided by/used in operating activities increased by EUR 439 million compared with 2000 due to a EUR 242 million improved cash flow provided by/used in operating activities before changes in working capital and EUR 197 million as a result of changes in working capital.

        In 2001, net cash flow provided by/used in operating activities before changes in working capital improved by 13.3% to EUR 2,066 million (2000: EUR 1,824 million). The increase in net cash flow provided by/used in operating activities before changes in working capital reflects the increase in operating revenues excluding the effects of exceptional items by 10.8%, the slightly declined margin, the increased financial expenses and the lower taxation charge.

        The changes in working capital improved from EUR 302 million in 2000 to EUR 499 million in 2001. This improvement is mainly caused by accounts receivable. Changes in working capital have been negatively affected by taxes.

        The operating result of 2000 has been adjusted for the gain resulted from the effect of NTT DoCoMo's 15% stake in KPN Mobile of EUR 2,312 million. This gain was the result of a cash inflow of EUR 4 billion and a change in the minority interest of EUR 1.7 billion.

[30] Net cash flow provided by/used in investing activities

        During 2002, the total cash flow used in investing activities amounted to EUR 335 million. The main cash inflow was related to the sale of Pannon (EUR 603 million). Capital expenditures of EUR 1,137 million were the main cash outflow.

        The acquisition of KPN's 22.51% interest in E-Plus through the exercise of the exchange right by BellSouth was a non-cash transaction.

        Total net cash flow used in investing activities in 2001 amounted to EUR 1,664 million.

        The cash outflow related mainly to capital expenditures (EUR 2,949 million), the acquisition of the remaining 50% of BASE (EUR 735 million, including a repayment of an original bank debt of EUR 235 million) and the acquisition of a UMTS license in Belgium (EUR 150 million).

        The main cash inflow related to the sale of eircom and Eircell (EUR 1,204 million), the sale of Datacenter (EUR 163 million), the sale of the activities of KPN Lease (EUR 161 million), the sale of 10% of KPN's shares in KPNQwest (EUR 102 million) and the sale of KPN's interest in Telkomsel (EUR 668 million).

        The main cash flows during 2000 used in investing activities concerned the acquisition of E-Plus (EUR 9.2 billion, including additional expenses), the acquisition of UMTS licenses in The Netherlands (EUR 711 million) and Germany (EUR 6.5 billion), the acquisition of a 15% stake in Hutchison 3G UK, a participating interest which acquired indirectly a UMTS license in the UK (EUR 1.5 billion), the additional payment on the eircom shares (about EUR 900 million) and the additions to property, plant and equipment (EUR 3,847 million).

        The option granted to BellSouth to exchange its remaining interest in E-Plus into shares KPN or KPN Mobile and the issued warrant did not result in cash flows and were therefore excluded from the cash flow from investing activities in 2000.

[31] Net cash flow provided by/used in financing activities

        In 2002, KPN's net cash flow used in financing activities amounted to EUR 8,329 million and can be summarized as follows:

Amounts in billions of euro	2002
Redemption BellSouth	-1.0
Redemption Floating Rate Notes 2002	-3.3
Early redemption E-Plus Project Finance	-1.9
Early redemption various loans- Public Tender	-1.1
Early redemption various loans	-0.7
Redemption European Investment Bank	-0.2
Other	-0.1

Total net cash outflow	-8.3

        KPN's net cash inflow provided by financing activities in 2001 can be summarized as follows:

Amounts in billions of euro	2001
Issue of new KPN shares	4.8
Eurobond	2.3
New Project financing E-Plus	1.5
Redemption Project financing E-Plus	-1.2
Floating-rate Notes	-2.2
Redemption Private loans in Japan	-2.2
Redemption loan BASE	-0.2
Other	0.1

Total net cash inflow	2.9

        KPN's net cash inflow provided by financing activities in 2000 can be summarized as follows:

Amounts in billions of euro	2000
Floating/Fixed-rate Notes	7.0
Private loans in Japan	2.2
Participation by NTT DoCoMo in KPN Mobile	4.0
Global Bond	5.0
Issue of new KPN shares	4.0
Subordinated convertible bond	1.5
Dividend	-0.3
Loans receivable	-2.0
Other	0.1

Total net cash inflow	21.5

        The participation by NTT DoCoMo led to a gain for KPN in 2000 and increased equity of KPN Mobile. Loans receivable in 2000 reflects 22.51% of shareholders loans from KPN to E-Plus.

Notes to the Statement of Changes in Shareholders' Equity

        All shares, options and exercise prices have been restated for the effect of the two-for-one share split of June 2000.

[32] Subscribed capital stock

        The authorized capital stock amounts to EUR 1,920,000,000 and is divided as follows:

  •
  4,000,000,000 ordinary shares;

  •
  1 (one) special share;

  •
  3,999,999,998 Class B preferred shares.

        The ordinary and preferred shares have a par value of EUR 0.24 each; the special share has a par value of EUR 0.48. The ordinary shares are payable to bearer or are registered, at the holder's request. The special share and the preferred shares are registered.

        The subscribed capital stock amounted to EUR 598 million as of December 31, 2002 and consisted of the special share with a par value of EUR 0.48 and 2,490,996,876 ordinary shares with a par value of EUR 0.24. The State holds the special share and owned 31.39% (2001: 34.69%) of the ordinary shares as of December 31, 2002. Under Dutch law, shareholders must notify the company and the Authority for the Financial Markets immediately if their potential holding and/or their voting rights in the company should reach, exceed or fall below 5%, 10%, 25%, 50% or 66 2/3%. In 2002, KPN received two notifications in connection with BellSouth's exchange described above. KPN received the first notification on January 30, 2002, after KPN, KPN Mobile and BellSouth entered into an exchange agreement under which BellSouth agreed to exchange its indirect 22.51% interest in E-Plus for 234,700,000 newly issued KPN shares. The completion of the transaction took place on March 13, 2002, whereby BellSouth obtained a 9.42% interest in KPN's company.

        On March 19, 2002 KPN received a notification that as from that date BellSouth no longer held an interest in KPN.

Stichting Werknemersaandelen KPN-TPG

        Due to the demerger between KPN and TPG N.V., the management share options and the convertible bonds outstanding at the time of the demerger entitle the holders to both a share in KPN and a share in TPG. As these entitlements were awarded before the demerger, it is impossible to exercise such options or convert a convertible bond into KPN or TPG shares only. This procedure is in accordance with the listing rules and regulations of Euronext relating to publicly traded options.

        KPN and TPG have taken the necessary measures to ensure that the shares are available when the options and the convertible bonds are exercised or converted, respectively. As part of these measures, Stichting Werknemersaandelen KPN/TPG was founded on May 29, 1998. All commitments relating to the outstanding options and convertible bonds were covered before the time of the demerger, by means of the purchase and issue of shares. All shares are held by Stichting Werknemersaandelen KPN/TPG, until all "old" options and convertible bonds have been exercised or converted, respectively. KPN granted Stichting Werknemersaandelen KPN/TPG a loan of EUR 25 million (2001: EUR 31 million) in order to finance the share purchase.

        Pursuant to agreements made with TPG regarding the management of Stichting Werknemersaandelen KPN/TPG and its temporary nature, Stichting Werknemersaandelen KPN/TPG is not included in KPN's consolidated figures.

  Treasury shares

        On June 3, 1994, and in light of the demerger in 1998 Royal PTT Nederland acquired treasury shares.

        These shares are held by Stichting Werknemersaandelen KPN/TPG. The movements in 2001 and 2002 were as follows:

Treasury shares

Number of shares
Balance at year-end 2000	1,694,926
Converted in 2001	-196,840
Received stock dividend	35,799
Balance at year-end 2001	1,533,885
Converted in 2002	-424,280

Balance at year-end 2002	1,109,605

Stichting Werknemersopties KPN

        The options KPN granted to its management and its employees as from 1998 are partially covered by the Foundation for KPN Employee Options (Stichting Werknemersopties KPN) that acquired 20 million of its shares in its share offering in December 2001. KPN has provided a loan to this Foundation to finance the purchase of these shares for the amount of EUR 98 million. The Stichting Werknemersopties KPN is fully consolidated. The amount of EUR 98 million is deducted from the other reserves. KPN may use these shares to cover its liabilities under the convertible subordinated notes KPN issued in November 2000 as well. In the event that over 20 million options or convertible subordinated notes are exercised, KPN anticipates providing for shares through the issuance of new shares or the purchase of shares in the market.

[33] Additional paid-in capital

        The additional paid-in capital is exempt from Dutch tax up to an amount of EUR 14,817 million (2001: EUR 13,854 million).

[34] Statutory and other restricted reserves

        This reserve relates to net-profit from participating interest, which cannot be distributed immediately. The change in KPN's statutory and other restricted reserves represents the change in retained earnings from participating interests and accumulated exchange rate differences.

Segment Reporting

        During 2002, KPN's three core business segments were Fixed-networks, Mobile, Business Solutions and furthermore the segment Other activities:

Fixed Networks division

        This division comprises domestic, fixed-to-mobile and outbound international telephony traffic on KPN's fixed Dutch network for both residential and business customers (Fixed Telephony business unit). KPN also offers wholesale traffic, or services to other telecommunications operators. This concerns mainly domestic access and interconnect services and international network access (Carrier Services business unit). Internet and Media activities (Consumer Internet and Media Services, or "CIMS"), Fixed-network operations, and the sales channels external distribution and kpn.com are also part of this division. Finally, this division comprises KPN's 50.78% participating interest in SNT, call center company listed on Euronext (Amsterdam).

Mobile division

        This division comprises mobile activities in The Netherlands, Germany and Belgium. Since the end of 2002, KPN owns 97.84% of KPN Mobile NV.

Business Solutions division

        This division comprises transmission services (including leased lines), IP services (such as DSL and private network services), integrated solutions and managed application services. Customers are mainly large business customers, other telecommunications operators and independent service providers. The division also comprises the distribution channel for personal sales (KPN Sales).

        In 2002, KPN formed a new business unit for international data/IP services, called KPN EuroRings, which will commence activities in 2003. The data activities of KPN Belgium were sold in January 2003.

Other activities

        This comprises mainly non-core activities, including various international participations (such as KPN's 20.3% interest in the Czech operator Ceský Telecom and KPN's 65% interest in the satellite communications company Xantic). Furthermore, it comprises the activities of KPN EnterCom (business communication solutions) and the retail distribution channel (Primafoons and business centers). The results of KPN Services (general services) and Corporate Center (headquarters) are also included in Other activities.

        During 2002, a number of non-core activities were sold, such as KPN Netwerk Bouw, Software House, End User Services and KPN Valley (as of January 1, 2003). At the end of 2002, KPN announced the sale of Telefoongids Media (telephone directories). KPN completed the sale of Telefoongids Media on February 13, 2003.

Income statement items

Total operating revenues

Amounts in millions of euro	2002	2001	2000
Fixed Networks	6,632	6,500	6,371
Mobile	5,312	4,673	5,861
Business Solutions	2,047	2,068	2,075
Other activities	1,264	2,148	1,879
Inter-division revenues	-2,471	-2,530	-2,675

Total	12,784	12,859	13,511

Total operating revenues by geographical area

	2002 The Netherlands	2002 International	2001 The Netherlands	2001 International	2000 The Netherlands	2000 International
Fixed Networks	97%	3%	99%	1%	100%	—
Mobile	48%	52%	52%	48%	71%	29%
Business Solutions	96%	4%	95%	5%	95%	5%
Other activities	92%	8%	81%	19%	86%	14%

Total	76%	24%	78%	22%	85%	15%

Depreciation, amortization and impairment charges

Amounts in millions of euro	2002	2001	2000
Fixed Networks	874	940	840
Mobile	8,367	15,617	1,369
Business Solutions	758	565	490
Other activities	253	695	340

Total	10,252	17,817	3,039

Impairments on goodwill and licenses

Amounts in millions of euro	2002	2001	2000
Fixed Networks	—	—	—
Mobile	7,264	13,843	—
Business Solutions	—	10	—
Other activities	31	260	—

Total	7,295	14,113	—

Operating profit or loss

Amounts in millions of euro	2002	2001	2000
Fixed Networks	1,095	533	1,129
Mobile	-6,254	-14,130	1,603
Business Solutions	-100	-18	197
Other activities	-322	-821	-212

Total	-5,581	-14,436	2,717

Income from participating interests

Amounts in millions of euro	2002	2001	2000
Mobile	-1,169	-87	36
Other activities	-531	6	213

Total	-1,700	-81	249

Balance sheet items

Additions to property, plant and equipment

Amounts in millions of euro	2002	2001
Fixed Networks	288	570
Mobile	519	892
Business Solutions	270	751
Other activities	60	736

Total	1,137	2,949

        KPN's additions to property, plant and equipment in Fixed Networks and Business Solutions divisions are mainly additions in The Netherlands.

        In KPN's Mobile division 62% (2001: 65%) of its additions were in Germany and 28% (2001: 14%) in Belgium.

Net asset value of participating interests

	December 31,
Amounts in millions of euro
	2002	2001
Mobile	36	1,206
Business Solutions	6	11
Other activities	859	1,275

Total	901	2,492

Total assets

	December 31,
Amounts in millions of euro
	2002	2001
Fixed Networks	5,330	5,428
Mobile	12,977	20,948
Business Solutions	2,821	3,508
Other activities	4,033	11,238

Total	25,161	41,122

Number of employees

Average number of full-time equivalents

	2002	2001	2000
Fixed Networks	19,787	19,273	16,477
Mobile	6,617	6,916	5,154
Business Solutions	4,084	4,651	4,862
Other activities	9,707	14,880	14,812

Total	40,195	45,720	41,305

Number of employees end of period

	2002	2001	2000
Fixed Networks	20,666	22,990	19,669
Mobile	6,051	7,388	6,386
Business Solutions	3,775	5,015	5,206
Other activities	7,626	13,728	16,427

Total	38,118	49,121	47,688

Information on US GAAP

Introduction

        The consolidated financial statements are prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP), which differ in certain respects from accounting principles generally accepted in the United States of America (US GAAP). The main differences arise in the following areas:

  •
  Goodwill and other long-lived assets;

  •
  Accounting for business combinations;

  •
  Restructuring;

  •
  Pension and other post-retirement benefits;

  •
  Revenue recognition;

  •
  BellSouth's exchange right;

  •
  Capitalization of interest charges for UMTS licenses;

  •
  Other differences.

        The following statements summarize the adjustments to KPN's profit after taxes and total shareholders' equity that would have to be made if KPN was to report under US GAAP.

Reconciliation of profit after taxes to US GAAP

Note	Amounts in millions of euro	2002	2001	2000
	Profit or loss after taxes under Dutch GAAP	-9,542	-7,495	1,874
	Adjustments for:
A	• mpairment of goodwill	441	13,843	—
A	• Impairment of goodwill on transition to FAS 142	-14,179	—	—
A	• Impairment of licenses	5,326	—	—
A	• Impairment of tangible fixed assets	39	—	—
A	• Amortization of goodwill	328	34	49
B	• Amortization of brand name	-54	-42	-38
B	• Amortization of customer base	-81	-64	-43
B	• Amortization of other intangible fixed assets	-6	-4	-4
B	• Rebranding expenses	-34	—	—
C	• Employee and reorganization provisions	-191	160	-225
D	• Pension charges	185	61	73
D	• Curtailment gain	182	197	—
E	• Revenue recognition	126	-52	-166
F	• BellSouth exchange right	-53	-5,472	5,525
G	• Capitalization of interest charges for UMTS licenses	627	555	179
H	• Derivative financial instruments	90	32	—
H	• Minority participating interests	-84	181	23
H	• Minority interests	1,744	-1,892	128
H	• Write-down of capitalized software/software produced in-house	—	3	4
H	• Consolidation of Vision Networks Holdings B.V.	62	7	18
H	• Investments grant to replace WIR allowances	6	8	8
H	• Self-insurance	—	-31	-5
H	• Book profit NTT DoCoMo	—	—	-95
	• Tax effect of adjustments	-39	-214	31

	Profit or loss after taxes under US GAAP	-15,107	-185	7,336

	Profit or loss after taxes per ordinary share
	Profit or loss after taxes per ordinary share and per ADS (in euro)	-6.23	-0.15	7.45
	Fully diluted profit or loss after taxes per ordinary share and per ADS (in euro)	-6.23	-0.15	6.69

Reconciliation shareholders' equity to US GAAP

		December 31,
Note
	Amounts in millions of euro	2002	2001
	Shareholders' equity under Dutch GAAP	4,508	11,988
	Adjustments for:
A	• Goodwill	-1,058	12,722
A	• Impairments on licenses	5,326	—
A	• Impairments on tangible fixed assets	39	—
B	• Brand name	1,005	802
B	• Customer base	174	151
B	• Other intangible fixed assets	56	52
B	• Rebranding	-34	—
C	• Employee and reorganization provisions	31	222
D	• Pension liabilities	-721	-1,088
E	• Revenue recognition	-176	-302
F	• BellSouth exchange right	—	53
G	• Capitalization of interest charges for UMTS licenses	1,361	734
H	• Derivative financial instruments	122	41
H	• Minority participating interests	121	205
H	• Minority interests	-116	-1,860
H	• Stichting Werknemersaandelen KPN/TPG	-18	-20
H	• Consolidation of Vision Networks Holdings B.V.	—	683
H	• Investment grants to replace WIR allowances	-40	-46
	• Deferred taxes	245	284

	Shareholders' equity under US GAAP	10,825	24,621

        In addition to the reconciliation of Dutch GAAP to US GAAP for profit after taxes, US GAAP requires that a statement of comprehensive income be presented in accordance with SFAS 130, "Reporting Comprehensive Income". Comprehensive income reflects all changes in shareholders' equity during a certain period, with the exception of payments by and distributions to shareholders.

Comprehensive income

Amounts in millions of euro	2002	2001	2000
Profit after taxes under US GAAP	-15,107	-185	7,336
Other comprehensive income items:
• Exchange rate differences through shareholders' equity	33	92	-1
• Change in valuation of Infonet to market value	—	-32	-1,765
• Derivative financial instruments (FAS 133)	-9	9	—

Comprehensive income	-15,083	-116	5,570

Recent US GAAP accounting pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets", which is effective for KPN as from January 1, 2003. SFAS 143 requires, among other things, that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made and KPN has a legal obligation to do so. A legal obligation can result from (i) a government action, such as a law or ordinance, (ii) an agreement between entities, such as a written or oral contract, or (iii) a promise conveyed to a third party that imposes a reasonable expectation of performance upon the promisor under the doctrine of promissory estoppel.

        The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The asset retirement cost is subsequently allocated to expense (as depreciation or impairment) over the useful life of the related long-lived asset. The liability is discounted and subsequently accreted using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. The accretion amounts must be recognized as an increase in the carrying amount of the liability and classified in the statement of income as other operating expense.

        KPN is currently assessing the impact of the adoption of this statement on its financial position, results of operations and cash flows.

        In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognised and measured initially at its fair value in the period in which the liability is incurred. Previously a liability for an exit cost was required to be recognised at the date of an entity's commitment to an exit plan, however this does not, by itself, create a present obligation to others that meets the definition of a liability. SFAS 146 will be effective for KPN for any exit or disposal activities that are initiated after December 31, 2002. KPN is currently assessing the impact of the adoption of this statement on its financial position, results of operations and cash flows.

        In November 2002, the FASB issued FASB Interpretation 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability (at fair value) be recorded in the guarantor's balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure (but not the accounting) requirements of FIN 45 are effective for KPN's 2002 financial statements.

        In January 2003, the FASB issued FASB Interpretation 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The disclosure (but not the accounting)

requirements of FIN 46 are effective for KPN's 2002 financial statements, regardless of the date on which the variable interest entity was created. In KPN's efforts to sell its non-core assets, KPN may be subject to the new consolidation rules under FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51" as KPN continues to hold significant involvement with the purchasers of its assets through service level agreements and certain specific guarantees. It is reasonably possible that these entities will be consolidated under FIN 46 in 2003.

        In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-21 (EITF 00-21), Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which the vendor will perform multiple revenue generating activities. EITF 00-21 will be effective for interim periods beginning after June 15, 2003. KPN is currently evaluating the impact of adoption of EITF 00-21 on its financial position and results of operations in 2003.

Reconciling items and explanation of certain differences between Dutch GAAP and US GAAP

A.    Goodwill and other long lived assets

Impairment of goodwill

        Under Dutch GAAP, goodwill must be tested for impairment if certain indicators of impairment exist. If such indicators are identified, the impairment is determined by comparing the carrying value of goodwill with the recoverable value of the cash generating unit that contains the goodwill. A cash generating unit is the smallest group of identifiable assets that generates cash inflows from continuing use and is largely independent of the cash inflows from other assets. To determine the recoverable value of the cash generating unit, external valuations and discounted future cash flows are used. If the recoverable value of the cash generating unit is less than the carrying value of the goodwill, an impairment is recorded for the difference.

        In 2001, KPN recognized impairment charges under Dutch GAAP of EUR 13,843 million on the goodwill of E-Plus (EUR 13,701 million), Hutchison 3G UK (EUR 135 million) and RAM Mobile (EUR 7 million). As the estimated undiscounted future cash flows exceeded the carrying value, no impairment was recognized under US GAAP for E-Plus and RAM Mobile. KPN's investment in Hutchison 3G UK is recorded as an equity method investment at its net asset value and is recorded at KPN's proportionate share and as such no impairment was recorded under US GAAP.

        General economic developments, as well as the decisions of some mobile operators to cease/postpone certain activities mid 2002 were the trigger to have a critical look at the existing business plans of the mobile activities. This resulted in new business plans, in line with the adjusted prospects.

        Impairment tests were performed on the carrying value of certain assets in the mobile division, including intangible fixed assets and goodwill, which were based upon new business plans. For the purpose of the impairment tests, KPN calculated the recoverable value of the assets based on external valuations and discounted cash flows, being the net selling value, and compared the outcome to the carrying value of the investments. This led to impairment charges on goodwill related to E-Plus (EUR 1,427 million) and BASE (EUR 425 million) under Dutch GAAP. In addition, KPN recorded goodwill impairment charges on KPNQwest totaling EUR 31 million. This resulted in total goodwill impairment charges in 2002 of EUR 1,883 million under Dutch GAAP.

        Under US GAAP, up until the year ended December 31, 2001, an impairment review of goodwill was required only if certain indicators of impairment existed. An impairment charge was recognized if the total of the expected future undiscounted cash flows was less than the carrying amount of the goodwill. As the estimated undiscounted future cash flows exceeded the carrying value, no impairment was recognized under US GAAP for E-Plus and RAM Mobile. KPN's investment in Hutchison 3G UK is recorded as an equity method investment at its net asset value and is recorded at KPN's proportionate share and as such no impairment was recorded under US GAAP.

        As of January 1, 2002, KPN adopted SFAS 142, "Goodwill and Other Intangible Assets", SFAS 142 specifies that goodwill and other intangibles with an indefinite life are no longer amortized. Instead of amortizing goodwill over its estimated useful life, goodwill is tested for impairment on an annual basis and whenever certain triggering events are identified. SFAS 142 requires a two-step impairment test to analyze whether or not goodwill has been impaired. Step one tests for potential impairment, and requires that the fair value of each identified reporting unit be compared to its carrying value. KPN estimates the fair value of each reporting unit using estimates based on discounted cash flows. If the fair value of the reporting unit is higher than the book value of the reporting unit, including goodwill, no impairment is recognized. If the fair value of the reporting unit is lower than the book value, step two of the goodwill impairment test must be performed. Step two measures the amount of the impairment loss, if any, through preparation of a hypothetical purchase price allocation to determine the implied fair value of goodwill. The implied fair value of goodwill is then compared to the carrying value of goodwill. If the implied fair value of goodwill is lower than the carrying value of goodwill, impairment must be recorded for the difference.

        The adoption of SFAS 142 in 2002 led to an impairment charge on the goodwill of mainly E-Plus under US GAAP of EUR 14,179 million, which was recorded as a change in accounting principle as prescribed by SFAS 142. During 2002, KPN recorded additional impairment charges of EUR 1,442 million mainly related to impairment tests required by SFAS 142 amounting to impairment charges at E-Plus (EUR 873 million) and BASE (EUR 400 million). The majority of the remaining impairment charge related to Hutchison 3G UK (EUR 135 million) and KPN Qwest (EUR 31 million). The net impairment charges under US GAAP (EUR 1,442 million) were EUR 441 million less compared to Dutch GAAP (EUR 1,883 million) mainly due to the differing carrying amounts of goodwill.

Amortization of goodwill

        The adoption of SFAS 142 also resulted in a reconciling item to reverse the goodwill amortization charge under Dutch GAAP of EUR 328 million, as amortization of goodwill is no longer allowed under US GAAP.

        The following table shows the results of operations as if SFAS 142 were applied to prior periods:

Amounts in millions of euro, except per share information	2001	2000
Net income as reported under US GAAP	-185	7,336
Add back: goodwill amortization	1,134	948
Adjusted net income	949	8,284
Income per share—basic:
Net income as reported under US GAAP	-0.15	7.45
Add back: goodwill amortization	0.89	0.96
Adjusted net income	0.74	8.41
Income per share—diluted:
Net income as reported under US GAAP	-0.15	6.69
Add back: goodwill amortization	0.89	0.87
Adjusted net income*	0.67	7.56

*
Based on an increase of net income of EUR 34 million in 2001 and EUR 3 million in 2000 (convertible debt) and a total of 1,456,654,982 shares in 2001 and 1,096,227,139 shares in 2000.

Impairments of other long-lived assets

        Under Dutch GAAP, long-lived assets must be tested for impairment if certain impairment indicators exist. If such an impairment indicator is identified, an impairment charge is recognized for the excess, if any, of the carrying value of the asset over the fair value as determined using discounted cash flows.

        For US GAAP, KPN applies SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in order to determine whether or not an asset is impaired. KPN assesses the impairment of identifiable intangibles (licenses and other intangibles), and property plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Long-lived assets are tested for recoverability by comparing the undiscounted cash flows of the assets to their carrying value. If the carrying value is greater than the total of undiscounted cash flows, the amount of the impairment, if any, is the difference between the carrying value of the assets compared to their fair value, estimated based on discounted cash flows.

        General economic developments, as well as the decisions of some mobile operators to cease/postpone certain activities mid 2002 were the trigger to have a critical look at the existing business plans of the mobile activities. This resulted in new business plans, in line with the adjusted prospects.

        Impairment tests were performed on the carrying value of the mobile network assets, mainly consisting of UMTS licenses and tangible fixed assets. Under Dutch GAAP, this led to impairment charges of EUR 5,412 million mainly on the UMTS licenses of E-Plus and the UMTS and DCS licenses of BASE. Under US GAAP, only the UMTS license of BASE was impaired as the undiscounted cash flows of the other asset groups were greater than their carrying values.

B.    Accounting for business combinations

        US GAAP requires that, in accounting for a business combination, intangible fixed assets that arise from contractual or other legal rights or are separable must be separately identified and recognized as intangible assets apart from goodwill. Under Dutch GAAP, these intangible assets are generally included in goodwill. The most significant intangible assets identified in the acquisition of E-Plus and BASE include brand name, customer base and other intangible assets. As the intangible assets recognized separately under US GAAP are amortized over shorter useful lives than the goodwill recorded under Dutch GAAP, the intangible asset amortization expense is higher under US GAAP as compared to Dutch GAAP.

        The components of other intangible assets were as follows (in millions of EUR):

		December 31, 2002		December 31, 2001
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Brand name	20 years	1,139	-134	882	-80
Customer base	4 years	362	-188	258	-107
Other intangible fixed assets	10 years	70	-14	60	-8

Total		1,571	-336	1,200	-195

        Amortization expense for other intangible assets was EUR 141 million in 2002 (2001: EUR 110 million). Amortization expense on other intangible assets is expected to be EUR 152 million for 2003, EUR 140 million for 2004, EUR 101 million for 2005, EUR 70 million for 2006, and EUR 64 million for 2007.

        In 2001 as part of the purchase of the remaining 50% interest in its subsidiary BASE (formerly known as KPN Orange), KPN established an accrual under Dutch GAAP for the costs associated with removing the Orange brand name and costs associated with the re-branding of its subsidiary as BASE. Under US GAAP, KPN expenses the costs associated with the re-branding of its subsidiary as they are incurred. This results in a higher recorded value of goodwill and future amortization expense under Dutch GAAP.

C.    Reorganisation and restructuring

        Under Dutch GAAP, reorganization and restructuring provisions must be recorded for expected costs of planned reorganizations, if certain criteria are met. Under US GAAP, the specific criteria relating to the timing of communications and nature of the costs that must be met in order to record a restructuring of a provision for liabilities and costs associated with a reorganization are more prescriptive than under Dutch GAAP.

        At the end of 2001, KPN management approved a reorganization plan in order to reduce their workforce. In 2001, the total provision for restructuring and redundancy amounted to EUR 726 million, of which EUR 491 million was accounted for as pension provisions in the consolidated balance sheet as these costs related to the early retirement scheme in which the reorganization plan provided. The remaining EUR 235 million was accounted for as a reorganization provision in the consolidated balance sheet and mainly related to the costs of forced lay offs, legal and termination fees and penalties for rental contracts and contracts with suppliers.

        In 2002, KPN recognized additional restructuring charges of EUR 130 million, for additional redundancies and the reduction in office space. In addition, EUR 53 million of the restructuring provision included in the plan was released to income due to the fact that a number of redundant employees found another job within KPN.

        Under US GAAP, certain elements of the reorganization provision that were recognized under Dutch GAAP did not meet the US GAAP criteria specified above. These criteria include the timing of the benefit arrangement communication to employees involved.

        Furthermore, certain costs do not qualify as a reorganization provision in accordance with US GAAP.

        As a result, the provision under US GAAP at December 31, 2002 was EUR 31 million lower than the provision recorded under Dutch GAAP. At December 31, 2001, the restructuring provision was EUR 222 million lower than the Dutch GAAP provision.

        In addition, KPN recognized a number of reorganization provisions under Dutch GAAP in 1998 and 1999, regarding costs for automation projects, costs for bringing its employment terms and conditions in conformity with the market, relocation costs, and costs for training and education. Under US GAAP these costs should be expensed as incurred. At December 31, 2002 this provision was nil (2001: nil; 2000: EUR 62 million).

D.    Pensions and other post-retirement benefits

        Until April 1, 2000, KPN operated five retirement plans, two of which were pension plans and the other three were early retirement plans. At that date the two pension plans were adjusted and the early retirement plans merged with the pension plan. Furthermore a transitional plan was introduced.

        The main Dutch company pension plan (BPF), which is externally funded in "Stichting Pensioenfonds KPN", covers the employees who are subject to a collective labor agreement. The majority of all Dutch employees are subject to a collective labor agreement.

        The pension plan is a defined benefit average pay plan with a retirement age of 62 for salaries up to EUR 45,378. Pension benefits are accrued on an annual basis of 2.0% of the pensionable base. At age 62 part of the pension can be transferred into the spouses' pension. The spouses' pension when deceased before the age of 62 is covered through risk premiums. Furthermore, a temporary pension of 2% of the deductible is accrued to cover the three years before state pension commences. For salaries above EUR 45,378 a defined contribution plan is applicable.

        A transitional plan exists for employees in service at April 1, 2000 and who were 35 years or older at that date. For these employees the KPN guarantees a benefit of 80% (between age 45 and age 35 diminishing to 60%) of the last qualifying salary from age 62 to 65. This group of employees also receives an additional pension at age 62 based on 1.5 extra years of service. Furthermore, if an employee served 25 years or more on April 1, 1996 early retirement starts at age 61 or after 40 years of service instead of at age 62.

        Only the employer contributes to the fund. The contribution is based upon actuarial assumptions.

        The second company pension plan (OPF) is externally funded in "StichtingOndernemingspensioenfonds KPN". It covers all employees of 25 years and older with an individual employment contract (not subject to the collective labor agreement). The new pension plan for the employees with an individual labor agreement is comparable with the pension plan for the employees who are subject to a collective labor agreement and therefore will not be discussed in detail separately.

        Stichting Bedrijfspensioenfonds KPN and Stichting Ondernemingspensioenfonds KPN manage the investment portfolio for pensions. The assets are carried at market value. The investment portfolio is comprised of the following:

As a %	Strategic (as from 2002)	Current as of December 2002	Current as of December 2001	Current as of December 2000
Shares	32	28	56	55
Fixed-interest securities	59	61	34	37
Property	9	11	10	7
Cash and cash equivalents	—	—	—	1

        The funding ratio of the pension funds amounts to 106.4% (2001: 119.3%) and 110.2%% (2001: 130%) of liabilities for the BPF and OPF respectively.

        The restructuring and related social plan approved in 2001 has had two effects. Firstly, the termination of employment has led to the release of the effect of future salary increases in the determination of the liability. Secondly, because of the termination of employment, employees are no longer entitled to the early retirement plan (VUT). This leads to a release in the early retirement liability. However, these former employees are compensated otherwise. The cost of this compensation is presented under restructuring. The effect of the restructuring on the pension costs is considered a curtailment gain. Under Dutch GAAP, this curtailment gain was recognized simultaneously with the recognition of the reorganization provision, based on amounts that became estimable in 2002.

        In 2002, several KPN subsidiaries were divested, resulting in curtailment gains under US GAAP. After the pension entitlements are actually transferred to a new pension carrier, a settlement will occur. Under Dutch GAAP, the disinvestments do not lead to any curtailment effects.

PENSION PROVISIONS UNDER US GAAP

        The Projected Unit Credit Method was used to determine the Projected Benefit Obligation (PBO) and the Current Unit Credit Method was used to determine the Accumulated Benefit Obligation (ABO).

Curtailment

        Under US GAAP, the curtailment gain as a result of the reorganization was calculated, but the gain was initially taken in 2001 and partly deferred and realized in 2002 in accordance with SFAS 88, "Employers' Accounting for Settlements & Curtailments of Defined Benefit Pension Plans and for Termination Benefits'. The amount in the reconciliation reflects the difference in timing of the recognition of the curtailment gain. Under US GAAP the curtailment gain as a result of the disinvestments is taken at the moment of disinvestment. Under Dutch GAAP, the disinvestments do not lead to any curtailment effects.

Pension charges

        Under SFAS 87, the pension charges for the years 2002, 2001 and 2000 can be broken down as follows:

Amounts in millions of euro	2002	2001	2000
Service charges	-136	-155	-172
Interest charges	-249	-240	-230
Investment yield	325	338	340

	-60	-57	-62
Depreciation transition costs	-52	-51	-51
Depreciation prior-service charges	59	66	66
Depreciation of experience gain/loss	10	21	16

	-43	-21	-31
Defined contributions	-8	-7	-6
Employee contributions	—	12	10
Pension charges under SFAS 87 (US GAAP)	-51	-16	-27
Curtailment gain social plans (SFAS 88)	60	197	—
Curtailment gains divestments (SFAS 88)	122	—	—

Total pension charges/benefits under SFAS 87 en SFAS 88 (US GAAP)	131	181	-27
Pension charges under Dutch GAAP	-236	-77	-100

Supplementary pension charges/benefits under SFAS 87/SFAS 88 (US GAAP)	367	258	73

Balance sheet position

        The balance sheet position of KPN as of December 31, 2002 and December 31, 2001 under SFAS 87 (Funded Status) was as follows:

	December 31,
Amounts in millions of euro
	2002	2001
Accumulated Benefit Obligations	-3,709	-3,565
Projected Benefit Obligation	-4,513	-4,297
Current value of plan assets	3,156	3,363
Benefit obligation in excess of plan assets	-1,357	-934
Unrecognized net gain/loss	722	126
Unrecognized prior-service charges	-490	-654
Unrecognized net transition asset	14	70
Pension provisions under SFAS 87 (US GAAP)	-1,111	-1,392
Pension provision under Dutch GAAP	-390	-304
Additional pension obligation under SFAS 87 (US GAAP)	-721	-1,088

        In 2002, the adjustment for additional minimum obligation was nil (2001: nil; 2000: nil). An additional reduction of shareholders' equity did not take place in 2002 (2001: nil; 2000: nil).

        The assumptions used in this calculation are the following:

	December 31,
As a %
	2002	2001	2000
Actuarial interest	5.50	5.75	6.00
Wage inflation	3.00	3.00	3.00
Price inflation	2.00	2.00	2.00
Return on investment	7.30	9.50	9.50

        The decrease in the expected return on investment is due to a change in the asset mix and and a decline in the historic rates of return, which are used to derive the expected return on investment.

Projected Benefit Obligation

        In 2002 and 2001 the changes in the Projected Benefit Obligation were as follows:

Amounts in millions of euro	2002	2001
Projected Benefit Obligation beginning of year	-4,297	-3,881
Service charges	-136	-143
Interest charges	-249	-240
Employee contributions	—	-12
Actuarial profit	-53	-328
Benefits paid	107	89
Curtailment	115	218
Projected Benefit Obligation end of year	-4,513	-4,297
Statement of changes in plan assets
Current value of plan assets beginning of year	3,363	3,493
Realized investment yield	-243	-170
Employer's contribution	143	117
Employee contributions	—	12
Contributions paid	-107	-89
Current value of plan assets end of year	3,156	3,363

E.    Revenue recognition

        Under Dutch GAAP, amounts received for certain contracts and reimbursements and costs directly related thereto are directly taken to profits or losses. Under US GAAP, the relevant amounts are recognized based on the expected contract terms or useful lives of the related assets.

        Non-refundable connection fees and other initial fees are generally charged at the outset of a service contract and are recognized under Dutch GAAP upon connecting the customer to the network. Under US GAAP non-refundable connection fees and other initial fees must be deferred and recognized over the estimated customer relationship period. Under US GAAP, KPN also defers any associated direct expenses over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues.

        As of December 31, 2002 cumulative revenues amounting to EUR 640 million (2001: EUR 628 million; 2000: EUR 757 million) and cumulative direct costs amounting to EUR 464 million (2001: EUR 326 million; 2000: EUR 507 million) have not yet been recognized under US GAAP decreasing equity under US GAAP of EUR 176 million as of December 31, 2002 (2001: EUR 302 million). For the year ended December 31, 2002, under US GAAP, net sales were EUR 108 million higher (2001: EUR 77 million lower; 2000: EUR 62 million lower) and related direct costs are EUR 18 million (2001: EUR 25 million; 2000: EUR 53 million) lower compared to Dutch GAAP.

        In 2000, in conjunction with the adoption of SEC Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements ("SAB 101"), KPN changed its method of accounting for installation fees, as well as the related direct costs, effective October 1, 2000, with retroactive effect to January 1, 2000. The remaining cumulative effect of the adoption of SAB 101 for periods prior to January 1, 2000, amounted to EUR 157 million (net income taxes of EUR 84 million). The amount of installation fees deferred via the cumulative effect of this change being "recycled" through net sales during the years ended December 31, 2002 is EUR 102 million (2001: EUR 78 million; 2000: EUR 130 million), respectively, while the amount of related direct costs being recycled through operating expenses for the years ended December 31, 2002 is EUR 65 million (2001: EUR 39 million; 2000: EUR 70 million).

F.    Bell south's exchange right

        Under both Dutch and US GAAP, the exchange right granted to BellSouth represents a financial instrument recorded at fair market value on acquisition date of EUR 7,560 million. Under Dutch GAAP, the value is fixed on the date of acquisition (February 24, 2000). On March 13, 2002, BellSouth exercised its exchange right. BellSouth received 234.7 million KPN shares in exchange for its 22.51% interest in E-Plus. Consequently, the final valuation of the exchange right was known before the 2001 financial statements were finalized. For this reason, the exchange right under Dutch GAAP as at December 31, 2001 was valued at its settlement value of EUR 712 million. The difference between the original valuation of EUR 7,560 million and the settlement value of EUR 712 million, amounting to EUR 6,848 million, was released in the 2001 Statement of Income.

        US GAAP treats the exchange right as a financial instrument valued at fair market value at balance sheet date (marked to market). Under US GAAP, the exchange right as at December 31, 2001 was valued at the actual fair value at such date. The fair value of the exchange right was EUR 659 million at December 31, 2001 (2000: EUR 2,035 million). This difference in fair value was resolved in 2002.

G.    Capitalization of interest charges for UMTS licenses

        Under Dutch GAAP, the interest charges related to the financing of UMTS licenses are not capitalized, but are charged to income in the period to which those interest expenses relate. Under US GAAP, interest for the financing of the UMTS licenses is capitalized so long as the rights under the license have not yet been invoked and the network continues to be actively constructed.

H.    Other differences between Dutch GAAP and US GAAP

Derivative financial instruments:

        Under Dutch GAAP, receivables and liabilities denominated in a foreign currency, including derivative contracts, are in principle carried at cost converted into euros at the exchange rates at the end of the period. Additionally, unrealized gains and losses on interest rate swaps used in hedged relationships are deferred until settlement or termination. US GAAP requires valuation of derivatives at fair value, in accordance with the requirements of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS 138 "Accounting for Certain Derivative Instruments and Hedging Activities". The movement in the fair values of derivatives that qualify as hedging instruments is recorded either in the Statement of Income or in Other Comprehensive Income until the hedged item is recognized in the Statement of Income.

        In 2001, the cumulative effect of the initial adoption of SFAS 133 and SFAS 138 led to a charge of EUR 64 million to income under US GAAP and an increase to Other Comprehensive Income of EUR 13 million. The application of SFAS 133 and SFAS 138 led to a credit to income of EUR 96 million in 2001.

        In 2002, the application of SFAS 133 led to a credit to income of EUR 90 million and a decrease of EUR 9 million in other comprehensive income.

Minority participating interests:

        Under Dutch GAAP, KPN values its 20.3% interest in Ceský Telecom at the lower of net asset value or the expected net realizable value pending the anticipated sale of the interest in Ceský Telecom. Under US GAAP, KPN's investment is valued as an equity investment at its proportional net asset value. At the end of 2002, the proportional net asset value in Ceský Telecom was EUR 117 million higher than the expected net realizable value.

        Under Dutch GAAP, KPN's 17.7% interest in Infonet is carried at net asset value. Under US GAAP, KPN's investment in Infonet represents an available for sale marketable security under FAS 115, 'Accounting for Certain Investments in Debt and Equity Securities'. In accordance with FAS 115, marketable securities are marked to market at each reporting date, with the resulting unrealized gains and losses reported in other comprehensive income. In 2002 and 2001 KPN determined the fair value of its investment in Infonet declined by EUR 70 million and EUR 124 million, respectively that was other than temporary. In accordance with FAS 115, declines in the market value of its securities of an other than temporary nature are written down to fair value as a realized loss in the Consolidated Statement of Income.

        In 1999, KPN set up a provision under Dutch GAAP of EUR 95 million related to the financial settlement of Unisource for expected future losses incurred by AUCS and guarantee commitments. This provision is not allowed under US GAAP and these costs will be expensed as incurred. At December 31, 2002, the provision amounted to nil (2001: 83 million, 2000: EUR 83 million).

        Up until 1999, KPN valued its interest in eircom as an equity investment. However, following the decision to sell eircom, KPN's valued its interest in eircom at the lower of historical cost or market value (being the expected net realizable value) under Dutch GAAP. Under US GAAP, the interest in eircom continued to be valued as an equity investment. In 2001 KPN sold its share in eircom. Under Dutch GAAP, KPN's investment in eircom was EUR 118 million higher than the investment under US GAAP at the date of sale. Consequently, the gain on the sale of the investment was EUR 118 million higher under US GAAP.

Minority interests

        As a result of the differences between US GAAP and Dutch GAAP, there is a difference in equity and profit after taxes of certain group companies and, in cases where third parties participate, in the minority interest attributable to the participating third parties. This reconciling item is primarily related to KPN Mobile as a result of NTT DoCoMo's 2.16% interest in KPN Mobile.

Capitalized software/software produced in-house:

        Under Dutch GAAP, KPN capitalizes costs incurred for software purchased and software produced in-house. Until 1998 capitalization under US GAAP was not allowed. The reconciling difference that was reported until 2001 related to the difference in accounting in the period before 1998.

Stichting werknemersaandelen KPN/TPG:

        Under Dutch GAAP, Stichting Werknemersaandelen KPN/TPG has not been consolidated, due to its temporary nature and its legal structure. Under US GAAP, KPN is required to consolidate this foundation as they have significant ownership and control of this entity. Under US GAAP, the consolidation of this foundation led to a decrease of shareholders' equity under US GAAP was EUR 18 million at December 31, 2002 (2001: EUR 20 million).

Vision Networks Holdings:

        Prior to October 8, 2002, Vision Networks Holdings B.V. was accounted for as a participating interest under Dutch GAAP and was stated at cost (EUR 18,151). On October 8, 2002, the independent Supervisory Board of Vision Networks ceased all activities and, as a result, KPN gained control of Vision Networks. Subsequent to October 8, 2002 Vision Networks was fully consolidated under Dutch GAAP, which aligned the Dutch GAAP and US GAAP accounting treatment of this entity. Additional income of EUR 62 million was recorded in 2002 (2001: EUR 7 million, 2000: EUR 18 million) under US GAAP to reflect the consolidation of Vision Networks for the full year. As of December 31, 2002, there was no difference between Dutch GAAP and US GAAP shareholders' equity related to Vision Networks.

Investment grants to replace WIR allowances:

        In 1998, under Dutch GAAP, KPN decided to no longer recognize the deferred investment grants in the consolidated balance sheet, which led to extraordinary income of EUR 86 million. US GAAP stipulates that these grants be added to income according to the original schedule. Accordingly, the deferred investment grant under US GAAP was EUR 40 million at December 31, 2002 (2001: EUR 46 million).

Self insurance:

        Under Dutch GAAP, KPN recognized a provision for self-insurance, which up to and including 1999, was allocated as a multiple of the total uninsured risk. The annual addition to this provision could not exceed the portion of the insurance premium that would have been paid had the risk been insured. Dutch guidelines issued in 2000 disallow new formations of this provision. Provisions already existing must be reduced to nil within 5 years from the issuance of such Dutch guidelines. Such provisions are not allowed under US GAAP and result in a decrease in net income under US GAAP of nil in 2002 (2001: EUR 31 million; 2000: EUR 5 million). Under Dutch GAAP, the balance of this provision was nil at December 31, 2002 (2001: nil).

Book profit NTT DoCoMo:

        As a result of the differences at KPN Mobile between US and Dutch GAAP outlined above, there is a difference in equity at KPN Mobile. Consequently, the book profit generated by NTT DoCoMo's participation in KPN Mobile in 2000 was different under US GAAP.

Technical equipment lease:

        During 2001, KPN entered into a sale and leaseback transaction of certain technical equipment in use by KPN. Under Dutch GAAP, the net cash received less the payment liability assumed was recognized as other operating revenues and cash received. Under US GAAP, KPN recognizes the gross cash received and payment liabilities on the balance sheet and the net gain on the transaction is recognized as other income over the term of the lease of 16 years. This transaction did not have a significant impact on profit after taxes, and, as a result, no reconciling item was reported.

Sale and leaseback:

        In 2001 and 2002, KPN entered into sale and leaseback arrangements whereby certain real estate properties were sold to third parties and leased back by KPN under operating leases. Under Dutch GAAP, the total book profit on these sales and leaseback transactions were recognized in income. Under US GAAP, the net gain on the sale of real estate in connection with a sale and leaseback arrangement is generally recognized over the term of the lease. These transactions did not have a significant impact on profit after taxes, and, as a result, no reconciling items were reported.

Option plans:

        Under Dutch GAAP, compensation charges for the issuance of share options are recorded to the extent that the market value of the common stock exceeds the exercise price on the date of grant. Under US GAAP, compensation charges are accounted for under the intrinsic value method, which follows the recognition and measurement principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations. The intrinsic value method of accounting results in stock compensation expense to the extent the options exercise price or number of options is unknown at the date of grant or if the options have an embedded stock appreciation right ("SAR"). KPN, currently has two management option plans (Management 28 April 2000 and 10 December 2001 plans) which are considered variable plans under US GAAP. Therefore, KPN re-measures the compensation expense for the affected stock options based on movements in KPN's stock price each reporting period until the options are exercised, cancelled without replacement or forfeited. For the three years ended December 31, 2002 the total compensation expense for these options was insignificant.

Reclassifications:

        Under Dutch GAAP, certain items are disclosed in different sections of KPN's Consolidated Statement of Income compared to US GAAP. These differences do not lead to any differences in shareholders' equity or profit or loss after taxes, therefore the below reclassifications are not included in the reconciliation to US GAAP shareholders' equity and US GAAP profit after taxes.

Own work capitalized:

        Under Dutch GAAP, capitalized staff costs, materials and capitalized interest for captive use are presented as part of total operating revenues (own work capitalized). Under US GAAP, these costs are charged against the relevant line item under operating expenses.

Sale of operations and assets:

        Under Dutch GAAP, profit before taxes from the sale of operations and assets is presented as part of "Other operating revenues', included in operating profit. Under US GAAP, such proceeds would be excluded from "Operating profit/loss".

        In 2002, total profit on the sale of assets amounted to EUR 409 million, and related to the sale of Pannon GSM (EUR 335 million), the settlement of the Indonesian holding companies that held the interest in Telkomsel (EUR 30 million), and the book profit on the sale of various assets, including real estate (EUR 44 million).

        In 2001, total profit on the sale of assets amounted to EUR 521 million, related to the sale of the sale of Telkomsel (EUR 346 million), 10% of KPN's share in KPNQwest (EUR 51 million), Datacenter (EUR 59 million), and the book profit on the sale of various assets including real estate (EUR 65 million).

        In 2000, total profit on the sale of assets amounted to EUR 2,353 million, and related to the dilution profits resulting from the participation of NTT DoCoMo in KPN Mobile (EUR 2,312 million), the Infonet over-allotment option (EUR 21 million) and the public offering of SNT (EUR 20 million).

Interest relating to pension provisions:

        Interest relating to pension provisions was presented as interest expense of EUR 35 million in 2002 (2001: EUR 18 million; 2000: EUR 12 million). Under US GAAP, this interest expense is recorded as part of periodic pension expense.

Sale of real estate:

        Under Dutch GAAP in 2002, KPN sold certain real estate properties with a book value of EUR 17 million. KPN continues to use parts of the properties through operating leases. As part of these operating leases, KPN has the right to renew its leases on substantially the same terms as the original lease term, the total of which is substantially all of the value of the properties. Under US GAAP, this constitutes a level of continuing involvement that requires KPN to account for the sale of these properties as financings. Under US GAAP, the properties remain on the balance sheet and the proceeds are recorded as a liability. This difference in accounting does not lead to a difference in KPN's shareholders' equity or net income.

Variable interest entities:

        KPN has entered into certain vendor financing arrangements with third parties which qualify as variable interest entities under US GAAP. These entities are not consolidated under Dutch GAAP but are consolidated under US GAAP. These entities have total assets of EUR 163 million. This difference in accounting does not lead to a difference in KPN's shareholders' equity or net income.

Proportionate consolidation of joint ventures:

        Under Dutch GAAP, investments in joint ventures can be consolidated proportionally. This is not allowed under US GAAP, however, the US Securities and Exchange Commission does not require a reconciling adjustment, provided such investments are in operating entities for which KPN has joint control over the financial operating policies with all other parties holding an interest in the respective joint venture.

        Under US GAAP, investments in joint ventures must be carried as an equity investment at net asset value for its proportional equity interest. This difference does not lead to an adjustment in profit or equity reconciliation under US GAAP. Proportional consolidation of joint ventures affected the following items in the consolidated balance sheet and the consolidated statement of income:

Amounts in millions of euro	2002	2001	2000
Balance sheet information
Fixed assets	—	8,269	9,119
Current assets	—	452	821
Provisions and long-term liabilities	—	9,406	4,976
Current liabilities	—	1,718	6,195
Loss
Total operating revenues	415	2,109	1,767
Loss on normal operations before taxes	-155	-911	-666

        The net loss generated by KPN's investments in the joint ventures amounted to a loss of EUR 155 million (2001: EUR 879 million; 2000: EUR 646 million).

Current part of provisions:

        Under Dutch GAAP, the portion of the provisions due to be released within one year is presented as part of the provisions. Under US GAAP, such provisions are required to be presented under current liabilities. This difference would increase the current liabilities as of December 31, 2002 by EUR 329 million (2001: EUR 277 million).

Goodwill related to participating interests:

        Goodwill arising on the acquisition of participating interests carried at net asset value amounted to nil as of December 31, 2002 (2001: EUR 32 million). This goodwill is presented separately in the balance sheet. Under US GAAP, this goodwill would be presented under participating interests.

Cash flow statements:

        KPN compiles its cash flow statement in accordance with Dutch GAAP, which correspond with International Accounting Standards (IAS 7). The SEC's rules applicable to Annual Reports on Form 20-F permit the compilation of cash flow statements under IAS 7.

Corporate Statement of Income

        As the corporate financial information of Royal KPN N.V. is included in the consolidated financial statements, the corporate Statement of Income is presented in abridged form (Article 402, Book 2 of the Dutch Civil Code).

Amounts in millions of euro	2002	2001	2000
Income from group companies after taxes	-7,601	-13,140	-522
Other income and expense after taxes	-1,941	5,645	2,396

Profit after taxes	-9,542	-7,495	1,874

Corporate Balance Sheet

After appropriation of net result

Assets

	December 31,
Amounts in millions of euro
	2002	2001
Fixed assets
Intangible fixed assets
Goodwill	3	—

Total intangible fixed assets	3	—

Financial fixed assets [35]
Participating interests and group companies	8,381	7,212
Loans to group companies and participating interests	4,750	3,144
Loans	41	30
Other financial fixed assets	101	176

Total financial fixed assets	13,273	10,562

Total fixed assets	13,276	10,562

Current assets
Receivables [36]	7,021	17,004
Prepayments and accrued income	50	59
Cash and cash equivalents	1,911	6,962

Total current assets	8,982	24,025

Total	22,258	34,587

[..]
Bracketed numbers refer to the Notes to the Corporate Balance Sheet.

Liabilities

	December 31,
Amounts in millions of euro
	2002	2001
Subscribed capital stock	598	541
Additional paid-in capital	16,268	15,039
Statutory reserves	203	601
Accumulated translation differences	119	104
Other reserves	-12,680	-4,297

Shareholders' equity [37]	4,508	11,988
Exchange right [38]	—	712
Provisions
Pension provisions	674	753
Other provisions	92	129

Total provisions	766	882

Long-term liabilities
Loans	12,449	14,937
Accruals and deferred income	12	6

Total long-term liabilities	12,461	14,943

Current liabilities
Other liabilities [39]	4,193	5,595
Accruals and deferred income	330	467

Total current liabilities	4,523	6,062

Total	22,258	34,587

[..]
Bracketed numbers refer to the Notes to the Corporate Balance Sheet.

Notes to the Corporate Financial Statements

        The corporate financial information of Royal KPN N.V. is included in the consolidated financial statements. The accounting principles are the same as those used in the consolidated financial statements.

Notes to the Corporate Balance Sheet

  Fixed assets

[35] Intangible fixed assets

Amounts in millions of euro	Goodwill
Balance at year-end 2001	—

Changes in 2002
Investments	1,256
Disposals	—
Amortization	-42
Impairment	-383
Transfer to financial fixed assets	-828

Balance of changes	3

Balance at year-end 2002	3

        The investments in goodwill mainly relate to the acquisition of 22.51% in E-Plus.

        On March 13, 2002, KPN has completed the exchange agreement with BellSouth. KPN directly acquired an intermediate holding company GMI, which indirectly holds an interest of 22.51% in E-Plus. The acquisition price of the 22.51% interest in E-plus equals the value of the 234.7 million issued shares on March 13, 2002 (EUR 1,253 million) less the fair value of the exchange right at that date (EUR 712 million), being an amount of EUR 541 million.

        The difference between the fair value of the 22.51% interest of E-Plus of EUR 541 million at March 13, 2002 and the fair value of the individual assets and liabilities attributable to the 22.51% interest in E-Plus on March 13, 2002 (EUR 712 million negative) has been accounted for as goodwill (EUR 1,253 million).

        On this goodwill related to the 22.51% interest in E-Plus an impairment of EUR 383 million has been recorded.

        On December 19, 2002, KPN contributed its shares in KPN Mobile NV and GMI as equity into an existing legal entity, KPN Mobile Holding B.V., which is a wholly owned subsidiary.

[35] Financial fixed assets

Amounts in millions of euro	Group companies	Other participating interests	Loans to group companies and participating interests	Loans	Other financial fixed assets	Total
Balance at year-end 2001	7,211	1	3,144	30	176	10,562

Changes in 2002
Exchange rate differences	16	—	—	—	—	16
Acquisitions/increases	27	—	-712	—	—	-685
Disposals	—	-1	—	—	—	-1
Conversion of shareholder loans	14,000	—	-14,000	—	—	—
Profit or loss	-7,601	—	-1,641	—	-38	-9,280
Vision Networks	697	—	—	—	—	697
Transfer from goodwill	828	—	—	—	—	828
New loans	—	—	5,138	16	—	5,154
Withdrawals/repayments	—	—	-1,495	-5	—	-1,500
Change in deferred taxes	—	—	—	—	-37	-37
Transfer from short-term portion	—	—	7,519	—	—	7,519
Other	-6,797	—	6,797	—	—	—

Balance of changes	1,170	-1	1,606	11	-75	2,711

Balance at year-end 2002	8,381	—	4,750	41	101	13,273

        In anticipation of the sale of the cable activities, in 1997, Royal PTT Nederland decided to turn Vision Networks into an independent entity. This was realized in 1998 by means of an internal legal demerger. After this demerger, Vision Networks was financially independent and could operate without guarantees or financial support from KPN. After the demerger, Vision Networks was recognized at cost in KPN's financial statements.

        In 2002, Vision Networks signed letters of intent related to the sale of her remaining interests in Poland and the Czech Republic. After signing these letters of intent, the Supervisory Board of Vision Networks resigned on October 8, 2002, whereupon KPN, as the sole shareholder, regained financial control and revalued its stake in Vision Networks to net asset value. This revaluation resulted in an increase of KPN's shareholders' equity of EUR 745 million, being EUR 697 million as a consequence of the valuation at net asset value and EUR 48 million as an adjustment for corporate taxes related to Vision Networks.

        For the financial restructuring and the accounting refer to note [9] of the Consolidated Statement of Income. Of the total converted shareholderloans amounting to EUR 14 billion approximately EUR 7.5 billion consisted of loans with a short term. The financial restructuring resulted in a reversal of provisions of EUR 6,797 million on outstanding loans originally taken into account for the negative equity of direct group companies.

Current assets

[36] Receivables

        Receivables can be specified as follows:

	December 31,
Amounts in millions of euro
	2002	2001
Short term loans to group companies	6,897	16,661
Taxes	124	343

Receivables	7,021	17,004

Shareholders' equity

[37] Shareholders' equity

        For a breakdown of shareholders' equity, please refer to the statement of changes in shareholders' equity and the notes thereto.

Exchange right

[38] Exchange right

        On February 24, 2000, KPN issued an exchange right to BellSouth as part of the acquisition of the 77.49% interest in E-Plus. BellSouth's exchange right entitled BellSouth to convert into shares of either KPN or KPN Mobile.

        As a result, the value of the exchange right at the date of issue was attributed to both KPN and KPN Mobile based on the probability of exercise of the exchange into shares of either KPN or KPN Mobile. On February 24, 2000, a value of EUR 6,048 million was attributed to KPN.

        On March 13, 2002, BellSouth exercised its exchange right. BellSouth received 234.7 million KPN shares in exchange for its 22.51% interest in E-Plus. Consequently, the final valuation of the exchange right was known before the 2001 financial statements were finalized. For this reason, the exchange right as at December 31, 2001 was fully attributed to KPN and valued at its settlement value of EUR 712 million. The difference between the original valuation of EUR 6,048 million and the settlement value of EUR 712 million, amounting to EUR 5,336 million was released in the 2001 Statement of Income.

        For details on the exchange right, refer to note [22] of the Consolidated Balance Sheet.

Current liabilities

[39] Other liabilities

        Other liabilities included an amount of EUR 1,916 million in loans to group companies including Vision Networks Holdings B.V. (2001: EUR 1,518 million). In 2002, other debts included an amount of EUR 74 million for tax payable and social security contributions (2001: EUR 137 million).

Commitments and contingencies

	December 31,
Amounts in millions of euro
	2002	2001
Commitments by virtue of:
• Guarantees	35	46

        KPN has issued several declarations of joint and several liability for several group companies, in compliance with Article 403, Book 2 of the Dutch Civil Code. These declarations of joint and several liability for several group companies is included in a complete list of subsidiaries and participating interests, which is available for inspection at the offices of the Commercial Register of the Chamber of Commerce in The Hague.

The Hague, February 28, 2003

The Supervisory Board	Board of Management
A.H.J. Risseeuw	A.J. Scheepbouwer
D.G. Eustace	J.M. Henderson
V. Halberstadt	L. Roobol
C.H. van der Hoeven	G.J.M. Demuynck
D.I. Jager
Ms. M.E. van Lier Lels

ITEM 19.    EXHIBITS

Exhibit number	Exhibit
1.1*	Articles of Association, dated as of May 14, 2002
2.1***
Deposit Agreement dated as of November 29, 1994, among the Company, Citibank N.A., as depositary, and the holders and beneficial owners of American Depositary Receipts (including a form of American Depositary Receipt)
2.2***	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3***	Amendment No. 1 to the Deposit Agreement, dated as of October 26, 1995
2.4***
Form of ADN Deposit Agreement among KPN, Citibank N.A., as depositary, and the holders and beneficial owners of American Depositary Notes evidenced by American Depositary Notes Receipts issued thereunder (including a form of American Depositary Note Receipts)
2.5***	Form of American Depositary Note Receipt (included in Exhibit 2.4)
2.6****
Indenture between Royal KPN N.V. and Bankers Trust Company dated October 4, 2000 relating to $1,000,000,000 8.375% Notes due 2030, $1,750,000,000 8.00% Notes due 2010, $750,000,000 7.50% Notes due 2005, and EUR 1,000,000,000 6.25% Notes due 2005 issued by Royal KPN N.V., on September 27, 2000
2.7*****	Indenture between Royal KPN N.V. and Citibank N.A. dated November 24, 2000 relating to EUR 1,500,000,000 convertible subordinated notes due 2005
2.8	Unregistered long term debt instruments representing less than 10% of total assets: KPN undertakes to provide the Securities and Exchange Commission with copies upon request
4.1***	Subordinated note facility between Royal KPN N.V. and BellSouth Corporation dated December 9, 1999 as amended and restated February 24, 2000
4.2***	Subscription agreement among Royal KPN N.V., KPN Mobile N.V. and NTT DoCoMo, Inc. for A shares in KPN Mobile N.V. dated July 12, 2000
4.3***	Shareholders' agreement among Royal KPN N.V., KPN Mobile N.V. and NTT DoCoMo Inc., governing their relationship as shareholders in KPN Mobile N.V. dated July 12, 2000
4.4***	Registration rights agreement among Royal KPN N.V., KPN Mobile N.V. and NTT DoCoMo, Inc. dated August 2, 2000
4.5***	Subscription agreement among Royal KPN N.V., KPN Mobile N.V., Hutchison Whampoa Limited and New Millennium Corp. dated July 12, 2000
4.6***	Shareholders' agreement between Hutchison Whampoa Limited and KPN Mobile N.V. dated July 12, 2000
4.7**	Exchange agreement between Royal KPN N.V., KPN Mobile Holding N.V., BellSouth Corporation and German Mobilfunk Investments, Inc. dated January 30, 2002
4.8**	Third supplemental agreement relating to Series 1 Subordinated Note Facility Agreement between Royal KPN N.V. and BellSouth Corporation dated January 30, 2002
4.9*	EUR 1,750,000,000 syndicated revolving credit agreement for Koninklijke KPN N.V. dated May 17, 2002
8.1*	List of Principal Subsidiaries

8.2*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this Annual Report.
**
Previously filed as an exhibit to KPN's annual report for the year ended December 31, 2000 on Form 20-F (Commission file number 1-13980) filed with the Securities and Exchange Commission on March 18, 2002 and incorporated herein by reference.
***
Previously filed as an exhibit to KPN's Registration Statement on Form F-3 (Commission file number 333-12744) filed with the Securities and Exchange Commission on October 27, 2000 and incorporated herein by reference, as amended by Amendment Number 1 on Form F-3/A, filed with the Securities and Exchange Commission on November 2, 2000 and as amended by Amendment Number 2 on Form F-3/A, filed with the Securities and Exchange Commission on November 17, 2000.
****
Previously filed as an exhibit to KPN's annual report for the year ended December 31, 1999 on Form 20-F (Commission file number 1-13980), as amended by Amendment Number 1 on Form 20-F/A, filed with the Securities and Exchange Commission on November 16, 2000 and incorporated herein by reference.
*****
Previously filed as an exhibit to KPN's annual report for the year ended December 31, 2000 on Form 20-F (Commission file number 1-13980) filed with the Securities and Exchange Commission on April 12, 2001 and incorporated herein by reference.

CERTIFICATIONS

I, Ad Scheepbouwer, certify that:

1.
I have reviewed this annual report on Form 20-F of Koninklijke KPN N.V.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

4.
The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the issuer and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the issuer's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The issuer's other certifying officer and I have disclosed, based on our most recent evaluation, to the issuer's auditors and the audit committee of issuer's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the issuer's ability to record, process, summarize and report financial data and have identified for the issuer's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal controls; and

6.
The issuer's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Ad Scheepbouwer
Chairman of the Board of Management and CEO

I, Maarten Henderson, certify that:

1.
I have reviewed this annual report on Form 20-F of Koninklijke KPN N.V.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this annual report;

4.
The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the issuer and have:

(a)
designed such disclosure controls and procedures to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)
evaluated the effectiveness of the issuer's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

(c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The issuer's other certifying officer and I have disclosed, based on our most recent evaluation, to the issuer's auditors and the audit committee of issuer's board of directors (or persons performing the equivalent function):

(a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the issuer's ability to record, process, summarize and report financial data and have identified for the issuer's auditors any material weaknesses in internal controls; and

(b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal controls; and

6.
The issuer's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Maarten Henderson
Member of the Board of Management and CFO

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KONINKLIJKE KPN N.V.
Date: March 28, 2003	By:	/s/ AD SCHEEPBOUWER Ad Scheepbouwer Chairman of the Board of Management and CEO