Form 20-F
period 2003-12-31
KONINKLIJKE KPN N V
filed 2004-03-12
CIK 1001474

As filed with the Securities and Exchange Commission

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-13980

____

Koninklijke KPN N.V.

(Exact name of registrant as specified in its charter)

Royal KPN N.V.

(Translation of Registrant’s Name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Maanplein 55
2516 CK The Hague
The Netherlands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Name of each exchange on which registered
Ordinary Shares American Depositary Shares	New York Stock Exchange* New York Stock Exchange

*                                         The Registrant’s Ordinary Shares are not listed for trading, but only in connection with the registration of American Depositary Shares (“ADSs”) which are evidenced by American Depositary Receipts (“ADRs”).

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act of 1934:

None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2003, the close of the period covered by the annual report:

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

Yes ☒           No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐           Item 18 ☒

ANNUAL REPORT AND FORM 20-F 2003

This publication is produced in both Dutch and English and comprises the full Annual Report for 2003 of Koninklijke KPN N.V. This document complies with the applicable Dutch regulations. For Dutch statutory purposes the official Dutch language version of the Annual Report prevails. It also forms the 2003 Annual Report on Form 20-F for filing with the Securities and Exchange Commission (SEC) in the United States. Cross-references to Form 20-F are set out at the end of this document.

CONTENTS

Profile	3
Mission statement	3
Strategy	3
Presentation of financial and other information	4
Forward-looking statements	5
Key financial figures and workforce	6

Foreword by the Chairman and CEO	8

Information about the Company	12
History and developments	12
Organizational structure	15
Fixed division	16
Mobile division	23
Other activities	29
Property, plant and equipment	31
Research and development	36
Intellectual property	36
Regulatory developments	37
Risk factors	46

Operating results	52
Overview	52
Fixed division	64
Mobile division	73
Other activities	83
Liquidity and capital resources	84
Critical accounting policies and estimates	92

Social and environmental responsibility	100

Corporate governance	101

Remuneration report	115

Report by the Supervisory Board	125

Financial statements	129

Other information	220

Five-year summary	223

Information per quarter	225

Information about the KPN share	226
Dividend policy	227

Additional information for shareholders	230

Glossary of terms	241

Cross-reference to Form 20-F	246

Exhibits

PROFILE

We offer telecommunications services to both consumers and business customers. Our core activities are telephony and data services through our fixed network in the Netherlands, mobile telecommunications services in Germany, the Netherlands and Belgium and data services in Western Europe. We are the market leader in the major segments of the Dutch telecommunications market. Through E-Plus in Germany and BASE in Belgium, we hold the number three position in the mobile market in these countries.

At the end of December 2003, we had 7.7 million fixed-line subscribers and 1.5 million Internet customers in the Netherlands and 14.7 million mobile customers in the Netherlands, Germany and Belgium. As of the same date, we had 32,736 employees.

We were incorporated in 1989. Our shares are listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

Mission statement

‘We are committed to providing a portfolio of modern, high quality telecommunications services to our customers. We want to help our customers to achieve their goals and to enrich their lives, whether for business or pleasure.’

We believe this approach will lead to satisfied customers, providing the basis for profitable growth and to value creation for our shareholders.

We believe that service quality and customer satisfaction will only flourish if our employees are motivated to provide the best possible service to our customers.

We are conscious of our responsibilities and are accountable for our performance also to all stakeholders.

Strategy

We aim to continuously improve our operational and financial performance. Among the numerous business aspects that we focus on, customer satisfaction stands out above all others, as this is a prerequisite for profitable growth. To that end, we have started a number of initiatives during 2003 with the aim of increasing our quality of service. We have confidence in the potential for growth in broadband services in both of our core divisions (Fixed and Mobile) and in the potential for further increasing the number of mobile subscribers. We closely monitor the regulatory climate in the countries in which we operate because of its importance to our company.

In the Fixed division, our objective is to retain market leadership in the Netherlands. Our strategy is focused on preserving as much as possible our traditional voice and data revenues, whilst at the same time increasing revenues from Internet and broadband services, with an emphasis on cash flow. Like other incumbent telecommunications operators, our Fixed division is experiencing pressure on its traditional voice and data revenues due to competition from other operators (including mobile) and migration to less expensive IP-based services. Our customer loyalty is being enhanced through improved quality of service and the introduction of discount packages, which we launched in the course of 2003. Broadband experienced substantial growth in 2003, mainly due to ADSL in the consumer market. Although current growth in Internet and broadband is being generated almost exclusively in connectivity, we believe there is also potential for growth of new services and applications, both in the consumer and business markets. As a first step, we introduced our broadband portal in November 2003. The increase in the number of broadband connections and the growth in content and new applications serve to mutually reinforce and support each other. Within the Fixed division, Fixed Networks services both residential and business customers, while Business Solutions provides business customers and service providers with data connectivity, customized communications solutions and international services through our KPN EuroRings portfolio and the distribution of Infonet data communication services.

Our Mobile division aims to significantly increase its customer base. We believe the best opportunities for customer growth are in Germany and Belgium. This strategy was already successfully implemented in 2003 at E-Plus in Germany. In the Dutch market we aim to maintain our clear market leadership position. We see the possibility of further increasing usage per customer, mainly through developing and commercializing mobile data services, such as i-mode. These services are currently based on our existing GSM/GPRS network. Our future service offerings will also use UMTS networks that have more capacity and higher speeds than present networks, thus making new applications possible. We will meet the construction and coverage obligations of the acquired UMTS licenses, with the pace of the rollout depending on customer demand.

The boundaries between the mobile and fixed telecommunications markets are blurring. Our customers are increasingly looking for access to communication and personal information everywhere and at any time, irrespective of the underlying technology. Businesses are increasingly managing the total cost of ownership across mobile and fixed voice, as well as across data services. We see opportunities to increase customer retention through, for example, service bundling and joint marketing. Convergence between fixed and mobile is also evident with high-speed wireless data services (WiFi) at public hotspots such as hotels and restaurants.

We are confident that we are well positioned to achieve our goals.

Presentation of financial and other information

In this Annual Report and Form 20-F (referred to hereinafter as Annual Report),

(1)          ‘KPN’ refers to Koninklijke KPN N.V.,

(2)          ‘We’, ‘us’, ‘our’, the ‘Company’, the ‘Group’ and similar terms refer to KPN and any or all of its subsidiaries and joint ventures as the context requires,

(3)          ‘E-Plus’ refers to E-Plus Mobilfunk GmbH & Co. KG, a limited liability partnership, and any or all of its subsidiaries as the context requires,

(4)          ‘KPN Mobile’ refers to KPN Mobile N.V. and any or all of its subsidiaries as the context requires,

(5)          ‘BASE’ means BASE N.V./S.A.,

(6)          ‘SNT’ means SNT Group N.V. and any or all of its subsidiaries as the context requires, and

(7)          ‘NTT DoCoMo’ means NTT DoCoMo, Inc. and any or all of its subsidiaries as the context requires.

All market share information in this Annual Report is based on management estimates.

In compiling the information in this Annual Report, we have used data and projections obtained from industry surveys, market research and other publicly available information. Such sources and other publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not verified this information independently or determined the reasonableness of such assumptions. As a result, this information may not be accurate, complete, adequate, up-to-date or comprehensive.

Details of key exchange rates used in the preparation of this Annual Report are given elsewhere in this document, together with Noon Buying Rates in New York for the equivalent periods.

Forward-looking statements

We have made forward-looking statements in this Annual Report. These statements are based on our beliefs and assumptions and on information currently available to us. They include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance or expense improvements and the effects of future legislation or regulation.

Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words ‘believe,’ ‘expect,’ ‘plan,’ ‘intend,’ ‘anticipate,’ ‘estimate,’ ‘predict,’ ‘potential,’ ‘continue,’ ‘may,’ ‘will,’ ‘should,’ ‘could’, ‘shall’, or the negative of these terms or similar expressions. Examples of forward-looking statements include but are not limited to:

•                                          telecommunications usage levels and market conditions, including the number of telephone access lines, traffic patterns (including Internet usage) and customer growth;

•                                          competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and our ability to retain market share in the face of competition from existing and new market entrants;

•                                          regulatory developments and changes, including, with respect to the levels of tariffs, the terms of interconnection, electromagnetic field strengths of mobile transmission equipment, customer access and international settlement arrangements, and the outcome of legal and regulatory proceedings;

•                                          the success and market acceptance of business, strategic, operating and financial initiatives (many of which are untested), the level and timing of the growth and profitability of new initiatives, startup costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives, efforts at improving customer satisfaction, and local conditions and obstacles;

•                                          the amounts of future capital expenditures;

•                                          our dependence on and relationship with suppliers;

•                                          the timing of the rollout of Universal Mobile Telecommunications System (UMTS) networks and other new, enhanced or upgraded networks, systems, products and services, and their performance and impact on our financial position;

•                                          the availability, terms and deployment of capital, particularly in view of our debt refinancing needs;

•                                          the possibility of sales of our shares by the State of the Netherlands;

•                                          the impact of tax rulings, the timing for settlement of tax losses carried forward and uncertainties regarding future tax liabilities;

•                                          the amount and timing of any potential future impairment charges for our licenses, goodwill or other assets;

•                                          the impact of regulatory competitive developments on capital outlays and our ability to achieve cost savings and realize productivity improvements;

•                                          uncertainties associated with developments related to the introduction of the International Financial Reporting Standards (IFRS), as well as with developments related to Dutch or US GAAP;

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

Key financial figures and workforce

OPERATING REVENUES

Amounts in millions of euro

2003	2002	2001
12,907	12,784	12,859

OPERATING RESULT

Amounts in millions of euro

2003	2002	2001
3,108	-5,581	-14,436

PROFIT OR LOSS BEFORE TAXES

Amounts in millions of euro

2003	2002	2001
2,246	-6,759	-8,968

PROFIT OR LOSS AFTER TAXES

Amounts in millions of euro

2003	2002	2001
2,731	-9,542	-7,495

NET CASH FLOWS

Amounts in millions of euro

	2003	2002	2001
Operating activities	4,087	3,975	2,565
Investing activities	-48	-335	-1,664
Financing activities	-4,853	-8,329	2,947

CAPITAL

Amounts in millions of euro

	2003	2002	2001
Total assets	24,125	25,161	41,122
Group equity	7,359	4,780	12,172
Loans (long-term portion)	9,207	12,648	16,747
Loans (short-term portion) and bank overdrafts	952	2,360	5,724
Cash and cash equivalents	1,839	2,657	7,343

RATIOS

In %	2003	2002	2001
Pay-out ratio (2003 proposed) (1)	22.5%	—	—
Operating margin (2)	24.1%	-43.7%	-112.3%
Solvency (3)	30.5%	19.0%	29.6%

(1) Pay-out ratio: dividend per ordinary share divided by earnings per (ordinary) share as determined under Dutch GAAP.

(2) Operating margin: operating result divided by total operating revenues as determined under Dutch GAAP.

(3) Solvency: shareholder’s equity plus minority interests (group equity) divided by total assets as determined under Dutch GAAP.

PER-SHARE INFORMATION

Amounts in euro

	2003	2002	2001
Dividend per ordinary share (1)	0.25	—	—
Net income per ordinary share (non-diluted)	1.11	-3.94	-5.88
Net income per ordinary share (fully diluted)	1.09	-3.94	-5.88

(1)          The proposed dividend over 2003 consists of a cash dividend of EUR 0.12 per share and an additional special cash dividend of EUR 0.13 per share.

WORKFORCE

Including consolidated and international participations

	2003	2002	2001
Average number of FTEs (1)	31,267	40,195	45,720
Number of FTEs as of December 31	29,668	34,990	46,214
Number of employees as of December 31	32,736	38,118	49,121

(1)          One FTE (Full Time Equivalent) equals an employment of 37 hours per week.

ANNUAL HIGH AND LOW CLOSING PRICES OF OUR ORDINARY SHARES ON THE STOCK EXCHANGE OF AMSTERDAM AND OUR ADSs ON THE NEW YORK STOCK EXCHANGE (NYSE)

	Stock Exchange of Amsterdam		NYSE
	High	Low	High	Low
	EUR		USD
2001	18.0	2.2	16.9	2.1
2002	6.9	4.0	6.8	3.7
2003	7.1	5.4	8.0	5.9

FOREWORD BY THE CHAIRMAN AND CEO

•                  Strong broadband growth: ADSL connections up from 310,000 to 746,000

•                  i-mode customers up from 236,000 to 868,000

•                  Mobile connections up from 13.4 million to 14.7 million

•                  Profit after taxes of EUR 2,731 million

•                  Newly formulated dividend policy

OPENING REMARKS

Access anywhere. To the Internet, the corporate network and, of course, to anyone you wish to speak to. This is what telecommunication promises to fulfil, and it is where KPN’s ambitions lie. Broadband technologies such as DSL (of which ADSL is the best known variant) enable us to put our customers in touch with ‘their’ world. They can retrieve information or watch a news report, wherever they are and whenever they choose. If they happen to have a mobile broadband connection too, managing their own life is even easier because people feel that it helps them to regain control of their own time. No wonder broadband is so popular.

2003 was the third successive year that witnessed an economic downturn, a recession that affected the telecommunications sector too. But the success of broadband injected new life into the sector. In 2002 we were still on the rebound after the Internet bubble burst, but in 2003 we forged ahead with new products and services and intensive marketing campaigns.

The breakthrough of i-mode was largely thanks to our commitment to product development and the marketing strategy we usually follow when introducing a new product. For instance, our intensive marketing campaign at the end of the 1990s was geared towards convincing consumers of the convenience of mobile telephony. At the end of 2003 we had 868,000 i-mode customers in the Netherlands, Germany and Belgium. On February 20, 2004, we welcomed our millionth i-mode customer. The total number of mobile customers increased from 13.4 million to 14.7 million in 2003.

E-Plus exceeded it 2003 target of 8 million customers, with a final count of 8.2 million. This is partly due to the marketing campaign (E-Plus verbindet - E-Plus connects) that was mounted over the past year. BASE got off to a slow start in 2003 but sprinted ahead in the last quarter with 91,000 new customers, which accounted for three-quarters of all new BASE customers for the entire year.

These positive trends were offset by a number of factors exerting a downward pressure on turnover. They include increasing competition in fixed telephony services (especially from carrier select providers coupled with restrictions imposed on us by OPTA) and the shift from fixed telephony to mobile (the number of people who only phone using a mobile is increasing). Also it is important to remember that the success of broadband has its downside. Customers who are ‘always online’ no longer pay for service by the minute.

FINANCIAL RESULTS IN 2003

After two years of losses, KPN became profitable again in 2003.  In 2003, we recorded net profits of EUR 2.7 billion, in contrast to the net loss of EUR 9.5 billion we reported for 2002. These figures were heavily influenced by one-off effects. Achieving the record profit in 2003 was partially thanks to a tax benefit in that year, whereas the loss in 2002 was mainly due to considerable impairments on goodwill and licenses. But also when we look at the underlying trends, we see a clear improvement in the results.  The key drivers of the turnaround are significant cost savings combined with lower depreciation and interest payments. Cash flow in 2003 was healthy, as it was in 2002: cash flow from operating activities, minus investments in property, plant and equipment, amounted to EUR 2.7 billion last year, which helped to reduce net debt by EUR 4.1 billion to EUR 8.3 billion.

Our operating revenues rose by 1%. Leaving aside non-recurring revenues from the sale of non-core activities and the termination of the roaming agreements with Quam and MobilCom, our core divisions realized 3.5% growth. The biggest contributor to the upswing came from our Mobile division, in particular via the sturdy growth in the numbers of connections. The Fixed division was confronted in 2003 by a fall in the turnover on traditional telephony due to increased competition and the knock-on effects of fixed-mobile substitution. However, the drop was offset by growth in wholesale traffic volumes and, as previously mentioned, growth in the broadband market.

In 2003, the operating result rose to EUR 3.1 billion, a result that was likewise heavily influenced by one-off effects, but in point of fact all our divisions showed better results than in 2002. Several factors considerably boosted profitability in the Fixed division: staff cuts resulting from the reorganization, saving costs in general, and lower depreciation charges due to a capex optimization program. Thanks to the growth realized and the lower depreciation and amortization costs due to impairments in 2002, profitability in the Mobile division increased.

In short, our operating activities – and our business results – show a clear improvement. Coupled with greater reductions in debt, this resulted in a strongly improved financial position.

It was owing to these positive developments that we were able to announce in 2003 that dividend payments would be resumed, so in this respect too, KPN is performing normally again. A dividend of EUR 0.12 per share, supplemented by a special dividend of EUR 0.13 per share over 2003, will be proposed to shareholders.  From 2004 we intend to pay at least EUR 0.20 dividend per share.

THE PLAYING FIELD

Since the end of the 1990s it has been anticipated that a rising number of (broadband) connections will lead to an increased supply of content (information and entertainment over the Internet). The greater the volume of content, the higher the demand for fast connections. This rise started happening in 2003 and since then our technicians have been working overtime to hook up our customers. Meanwhile, website builders and content suppliers are making sure that our customers can reap the benefits of their fast connections.

We kick the ball on both sides of the playing field: we provide connections and we offer access to content. Naturally, we follow what our customers want and we keep a close eye on their preferences, but our main aim is to leave the customer free to pursue these interests and preferences themselves. They should be able to retrieve the content they need, whenever they need it and it is our job to make that possible. A comparison with telephone traffic seems apt here: you should be able to call anybody but it is your choice whether you call or not. The same will also apply to content. We will provide access to ‘everything’, so that customers can choose for themselves.

CONNECTIONS

Over the next few years we will focus on the growth of (A)DSL and (A)DSL-based corporate networks. We are going to offer Business DSL nationwide too; we are working hard to modify our telephone exchanges for this purpose. By the end of 2003 the service is available to over 97% of all companies in the Netherlands.

As far as Internet connections are concerned, the motto is: the faster, the better. That is why we increased the speed of ADSL several times last year. We firmly believe that the demand for bandwidth will continue to rise, so we are working on even faster versions. We are considering further possibilities for DSL over existing copper networks but we also anticipate the unlimited potential of fiber-optic technologies. In 2003, therefore, we introduced the concept of Deltaplan Glas, a plan designed to put the Netherlands at the forefront in the field of ICT solutions. For financial and practical reasons, we prefer to work with other companies in the sector to realize a single fiber-optic access national network, since one fiber-optic network should be sufficient. However, if cooperation in this area is not possible, KPN will implement its own plans.

In mobile communications too, there is a shift away from narrowband to broadband. GSM will be around for years to come and our current mobile activities are extremely healthy. But that does not alter the fact that the future lies with new broadband technologies such as UMTS. We can assume that consumer demand for i-mode will continue to grow unabated, but we also expect business customers to make increasing use of mobile data solutions, either to cut costs or increase turnover and develop new services.

In 2003 we launched a number of UMTS pilots in the Netherlands and Germany, in which business customers work with us to test new applications. Voice, data and image communication media are proving surprisingly easy with UMTS. We are now focusing on safeguarding quality on a large scale. Consumers ought to have a broad range of UMTS handsets at their disposal and a stable network that functions technically in an excellent way in conjunction with the GSM network.

In 2003 we launched the first public access Wireless Internet services (WiFi/Wireless LAN). We expect that in the future various telecommunications technologies (ADSL, GPRS, UMTS and WiFi) will increasingly be used in combination with each other. Combining these systems is the key to our ability to offer our customers the best connection wherever they are. This is why our fixed and mobile divisions are now cooperating more closely. Jointly they will be able to seize new opportunities that lie in their common field and this will enhance what we can offer. We want to introduce discount offers for customers who subscribe to more than one of KPN’s products: fixed telephony, mobile telephony, ADSL and Internet. Moreover, we intend to add fixed telecommunications services to the current service portfolio of E-Plus in Germany.

Services for our large business customers are also a focal point. Telecommunications are becoming consistently more important in today’s business world, but companies are finding they need to invest increasingly more time and energy to keep up with new technologies. For this very reason, a growing number of companies is outsourcing the design and management of their communications infrastructure to KPN, so they can concentrate fully on their core business. Early in 2003, KPN regained its own European network, enabling us to make a comeback in the wholesale and international markets for corporate networks.

CONTENT

When we think of content, the first things we think of are information and entertainment offered over the Internet. We want to branch out into this area via our providers (Planet, HetNet and XS4ALL) as well as through our broadband portal and via i-mode. Our subscribers can use their ADSL connection to watch news reports, a film of their choice, or ‘lose’ themselves in a favorite game – whenever it is convenient for them. ‘Access to the world’ is evolving into ‘Access to your world’. Or, in one slogan: ‘Today’s world is your world’.

We are convinced that broadband services will continue to evolve, and we want to make our mark in that field too. We built a fiber-optic test environment for the pilots in Eindhoven and Almere in order to eliminate capacity problems when testing any new applications. We also took the initiative in launching programs to develop broadband services for social purposes. In this area too, we are cooperating with other organizations. One example is the DigiBeter project, an online facility that enables chronically ill children to ‘go to school’. Another example is the Televoorgeleiden project, an alternative method whereby suspects do not have to be brought in person before the assistant public prosecutor in court.

KPN is also investing in the development of mobile data services in the health care, education and security sectors. We have set up a project for ambulance services in the Netherlands. Every year, 450 people die as a result of heart problems because ambulance paramedics do not have the appropriate communication facilities and cannot get patients to the right hospital on time. GPRS technology may well turn this problem into a thing of the past.

KPN AND REGULATIONS

We hardly need to point out that a transparent and future-oriented regulatory framework is highly important to a company like KPN. This is why we have entered into dialogue with the government, the Dutch regulator OPTA and various lobby groups. We are in favor of telecommunications legislation such as the

Telecommunications Act although we do hold a different opinion than the regulator on a few matters. For instance, one sticking point we have is that our competitors may utilize our network below cost price. We do not see this as being conducive to promoting competition in the long term. We also believe that this course of events will be detrimental to the climate of investment and innovation.

This problem has taken on an extra dimension in the discussion about fiber to the home. Big investments will be necessary with all the inherent risks. Therefore, it is even more important that the future regulatory framework is certain. It is the government’s remit to ensure that the regulatory framework is stable and dependable and we have addressed the government on this point. An up-to-date communications infrastructure is of utmost importance for the knowledge economy and building it is in line with innovation policies in the Netherlands and Europe.

A FINAL WORD

KPN has weathered turbulent times: acquisitions followed by divestments; spectacular growth followed by setbacks. This is past history as we are now financially healthy, our debt has been reduced to manageable proportions and once again we are making a profit. The agreement with the Dutch tax authorities on the fiscal consequences of the legal restructuring of KPN’s German mobile activities and the re-financing of KPN Mobile can be seen as the final step in the restructuring phase.

None of the above means that we are treading water; that is the last thing we want.  We are developing new services, testing new technologies and exploring new markets, based on the knowledge that high-quality service and satisfied customers are the ‘make-or-break’ factors. That is our strategy for profitable growth and it forms the foundation for our future expansion.

Our Fixed division is making an exerted effort to expand growth in broadband in the Netherlands. We are looking at ways we can deploy our Mobile division to work with others to make us even stronger because ultimately we would like to grow into a bigger mobile player in Europe. Even though KPN is powerful enough to expand in Germany via E-Plus, we would like to reap the benefits of economies of scale and geographical scope. Although we do not rule out acquisitions we will only go ahead on the basis of solid financing and the approval of our shareholders.

KPN has much to thank its shareholders for. During the recent years of restructuring, their trust was really put to the test. Reinforcing that trust has top priority. We, the management and staff at KPN, are more than one hundred per cent aware that we can only set our business wheels in motion if we have the continued support of our shareholders. On a personal note, I also want to express special thanks to our employees for their efforts and dedication over the past year.

Ad Scheepbouwer

INFORMATION ABOUT THE COMPANY

History and developments

Koninklijke KPN N.V. was incorporated under the laws of the Netherlands on January 1, 1989. On June 28, 1998 our name was changed from Koninklijke PTT Nederland N.V. to Koninklijke KPN N.V. We have our corporate seat in The Hague, the Netherlands. We are registered under number 02045200 at the Commercial Register of the Chamber of Commerce for Haaglanden, The Hague, the Netherlands, and our executive offices are located at Maanplein 55, 2516 CK The Hague, the Netherlands. Our telephone number is (+31) 70 4460986. Our agent for service of process in the United States is KPN INS, Inc., 494 8th Avenue, 23rd floor, New York NY 10001.

KPN was incorporated with two main subsidiaries: PTT Telecom B.V., offering telecommunications services, and PTT Post B.V., serving as the primary postal company in the Netherlands. In the period from incorporation until the listing of our shares on the Stock Exchange of Amsterdam in June 1994, the State of the Netherlands was our sole shareholder. At the end of 2003, the State held 19.3% of our outstanding shares.

In 1997, Koninklijke KPN N.V. decided to separate its cable activities from its core business. Vision Networks, a wholly owned subsidiary holding interests in cable activities, was deconsolidated after an internal legal demerger in 1998. During 2002, Vision Networks sold its remaining material assets and, subsequently, the Supervisory Board of Vision Networks ceased its activities. As a result, we regained full control over Vision Networks, which is fully consolidated in our financial statements as of the end of 2002.

The demerger of our mail, express and logistics business operations to TNT Post Group (TPG) became effective on June 28, 1998, with retroactive effect from January 1, 1998. The demerger resulted in the transfer of approximately EUR 1.6 billion of our equity to TPG.

In 1998, we also established KPN Orange, a 50:50 joint venture with a wholly-owned subsidiary of Orange plc, to provide mobile telecommunications services in Belgium. In February 2001, we acquired the remaining shares (50%) of KPN Orange. As from April 2002, the brand name Orange was changed to BASE.

In November 1999, we transferred our mobile business to a separately incorporated subsidiary KPN Mobile N.V. KPN Mobile issued new shares to NTT DoCoMo in August 2000, as a result of which NTT DoCoMo held a 15% interest in KPN Mobile. Upon the financial restructuring of KPN Mobile in December 2002, NTT DoCoMo decided not to exercise its anti-dilution rights, resulting in a decrease of its interest to 2.16%.

In February 2000, we completed our acquisition of a 77.49% indirect interest in E-Plus, Germany’s third largest mobile network operator. Until March 13, 2002 we shared control of E-Plus with BellSouth Corporation (BellSouth), which held the remaining 22.51% indirect interest. On March 13, 2002, BellSouth converted its 22.51% indirect interest in E-Plus into 234.7 million of our ordinary shares (which BellSouth subsequently sold) and since then we have had full control of E-Plus.

On August 4, 2000, we acquired one of five UMTS licenses in the Netherlands for EUR 711 million. On August 31, 2000, E-Plus (through a subsidiary) acquired one of six UMTS licenses in Germany for EUR 8.4 billion. On March 2, 2001, we acquired a UMTS license in Belgium for EUR 150 million.

On September 21, 2000, we acquired a 15% interest in Hutchison 3G UK Holdings Limited (Hutchison 3G UK) for EUR 1.5 billion. Hutchison 3G UK indirectly owns a UMTS license in the UK. NTT DoCoMo also acquired a 20% interest in Hutchison 3G UK. In August 2002, we announced that we no longer considered Hutchison 3G UK a strategic participation and, accordingly, we wrote off our investment at that time, based on an analysis of the recoverable value. On November 7, 2003, Hutchison Whampoa Limited (HWL) and KPN Mobile entered into agreements whereby the Hutchison 3G UK shares held by KPN Mobile and related documents were placed with an independent escrow agent pending completion of the transfer of the shares. KPN Mobile agreed not to exercise its voting rights on the Hutchison 3G UK shares during the escrow period. The consideration amounts to GBP 60 million plus three further planned payments of GBP 10 million each in 2005, 2006 and 2007. The shareholders’ agreement between the parties has been terminated and related court actions settled, and accordingly we have no further financial commitments to Hutchison 3G UK.

On May 14, 2001, we announced that Vodafone’s offer for the shares of Eircell, the mobile operator of eircom (Ireland), had been accepted as a result of which we received approximately 220 million shares in Vodafone. We sold these shares for approximately EUR 572 million in June 2001.

On September 28, 2001, we sold our data center activities to French IT service provider Atos Origin for approximately EUR 163 million. Atos Origin will manage these activities for us for a minimum period of six years as from 2001.

In November 2001, we sold our 21% interest in the Irish telecommunications operator eircom to Valentia for EUR 632 million.

In November 2001, with retroactive effect to July 1, 2001, we sold and transferred our call company and call centers to SNT, a company in which we hold a 50.78% stake. SNT is listed on the Stock Exchange of Amsterdam and is fully consolidated in our financial statements.

On December 11, 2001, KPN Mobile sold its 22.28% interest in the Indonesian mobile operator Telkomsel to Singapore Telecommunications for EUR 668 million.

On February 4, 2002, we completed the sale of our 44.66% interest in Pannon GSM, the Hungarian mobile operator, to Telenor SA for EUR 603 million.

On February 5, 2002, we sold our End User Services business to Atos Origin for approximately EUR 6.32 million. Atos Origin has agreed to manage these services for a minimum period of six years as from 2002. On August 19, 2002, we reached a definitive agreement with Atos Origin for its acquisition of the activities of KPN’s Software House for EUR 24 million.

On May 31, 2002, KPNQwest N.V. (KPNQwest), in which we held a 39.9% stake, filed for bankruptcy.

On July 31, 2002, we sold 55% of the shares of KPN Netwerk Bouw B.V., our network construction unit, to Volker Wessels Stevin (VWS) for EUR 13.75 million. It is expected that VWS will acquire the remaining 45% on January 1, 2005.

On February 13, 2003, we sold our telephone directory business, Telefoongids Media B.V., formerly known as TeleMedia Nederland B.V., to a syndicate led by 3i Group plc and Veronis Sulher Stevenson for EUR 500 million.

On February 28, 2003, we sold our 16.33% participation in Ukrainian Mobile Communications for USD 55 million.

On April 25, 2003, we finalized the sale of the assets and activities of KPN Belgium and of our Belgian Internet provider, Planet Internet Belgium, to Scarlet Telecom.

On May 5, 2003, we acquired 51% of WiFi provider HubHop. On December 31, 2003, we acquired the remaining 49%. HubHop offers fast wireless Internet connections in public venues in the Netherlands.

On June 16, 2003, we sold our direct stake (6.48%) in the Czech telecommunications provider Ceský Telecom to Credit Suisse First Boston for EUR 223 million. On December 8, 2003, we completed the sale of our indirect stake in Ceský Telecom for EUR 347 million. We no longer have an interest in Ceský Telecom.

On November 1, 2003, we sold our repair activities to Teleplan International NV.

On December 1, 2003, the shareholders of the international satellite company Inmarsat accepted the offer by Grapeclose Limited for all of the issued share capital of Inmarsat. Xantic (owned for 65% by us and for 35% by Telstra of Australia) received approximately USD 88 million (EUR 70 million) in proceeds from the sale of its shares in Inmarsat on December 31, 2003.

On December 29, 2003, we sold our remaining 30% interest in KPN Lease to De Lage Landen.

For the financial impact of our recent major asset disposals, please refer to the section titled ‘Sale of activities and assets’, under ‘Operating results–Overview–Trends’.

Organizational structure

As from January 1, 2003, we combined our Fixed Networks and Business Solutions divisions into one division (Fixed). The main purpose of this clustering was to reduce internal complexity, thus improving efficiency and customer satisfaction. Within the Fixed division, we are in the process of changing our market approach (portfolio development and customer processes) to focus on the following markets: Consumer, Business and Operations & Wholesale.

Our business unit KPN EnterCom (which delivers, installs and services communications equipment for business customers) was part of Other activities until December 31, 2003. We are in the process of moving KPN EnterCom from Other activities to the Fixed division in 2004. In addition, we are also in the process of moving the distribution channel for personal sales, KPN Sales (including External Distribution), from the Fixed division to Other activities.

The list below reflects our organizational structure as of December 31, 2003 (before the changes described above).

Board of Management

•                  Corporate Staff

•                  Corporate Center

•                  KPN Services

•                  Divisions

•                  Fixed Division

•                  Fixed Networks

•                  Fixed Telephony

•                  Carrier Services

•                  SNT

•                  XS4ALL

•                  Planet Media Group

•                  Fixed Network Operator

•                  KPN.com*

•                  External Distribution*

•                  Business Solutions

•                  Transmission Services

•                  IP Services

•                  Integrated Solutions

•                  Managed Application Services

•                  KPN EuroRings

•                  KPN Sales*

•                  Mobile Division

•                  E-Plus

•                  KPN Mobile The Netherlands

•                  BASE

•                  Other Activities

•                  KPN EnterCom

•                  Xantic

•                  PanTel

•                  Euroweb

•                  Infonet

•                  KPN Retail*

* distribution channel

For more information, please refer to the section titled ‘Legal Structure’, under ‘Additional information to shareholders’, elsewhere in this Annual Report.

Fixed division

Our Fixed division consists of Fixed Networks and Business Solutions.

Fixed Networks

Fixed Networks comprises our fixed-line voice services (wholesale and retail) and our Internet Service Providers (ISPs): Planet Internet, Het Net and XS4ALL. Our Fixed Telephony business unit provides access services to business and residential customers. Our business unit Carrier Services provides interconnection and other wholesale carrier services. We also own 50.78% of SNT, a company that delivers Customer Relationship Management (CRM) services.

Other units within Fixed Networks are Fixed Network Operator (customer equipment installation and service provider) and two distribution channels: External Distribution (through business partners) and KPN.com (our Internet distribution channel).

FIXED TELEPHONY

Fixed Telephony includes access services through analog and digital lines and local, national long-distance and international calling services, as well as calls to mobile and Internet service providers. Fixed Telephony targets both residential and business customers. Our network connects over 85% of households in the Netherlands.

Access services

We are the largest provider of fixed-line telephony services in the Netherlands. As of December 31, 2003, we supplied approximately 7.7 million connections to customers, including 1.6 million ISDN connections. Our access services include providing homes in the Netherlands with public switched telephone network (mainly analog) lines (PSTN lines), ISDN (digital) access lines, ADSL access lines and various supplementary services. ADSL access services are provided by our ISPs. ADSL access revenues are accounted for partly at our and external ISPs and partly at our IP Services business unit, which is part of Business Solutions.

PSTN lines are connected to our network through digital exchanges. Each PSTN line provides a single telecommunications channel. In addition, we offer ISDN access lines with two, 15, 20 and 30 channels. Unlike a PSTN line, ISDN allows a single access line to be used for a number of purposes at the same time, including voice, video telephony, data, Internet and facsimile transmission. ISDN also provides higher quality voice connections and a larger bandwidth, which increases the overall capacity of the access network.

Value-added services

We are continuing to develop new, value-added services and we focus increasingly on customer care. We have also responded to changing usage patterns by offering services in the Netherlands that integrate fixed, mobile and Internet services, such as voicemail, call waiting, call forwarding from fixed to mobile phones, calling line identification and automatic call back features when the line is busy. Services also include tailor-made business packages, number portability, multimedia kiosks, billing for 0900 paid information services provided by other operators, reduced rate numbers, on-line access to telephone bills and Internet call alert (BelBericht), signaling calls if a line is in use for Internet.

We have introduced discount packages for the residential and business markets combining call bundles with discounts. Three discount packages for the residential market offer 100, 200 or 300 local/national minutes subject to certain restrictions (in particular, the call credit can only be used in the evenings and during the weekends) at a flat fee and a discount on calls that are excluded from the bundle. The discount package for the business market gives customers a call bundle ranging from EUR 20 to EUR 1,000 per month with discounts of up to 25% depending on the call category and the call bundle. It is expected that the discount packages for the business market will increase our competitiveness in the business market segment, customer loyalty and our market share.

In 2002, we fully implemented a wholesale Internet originating service, which offers Internet Service Providers the possibility of billing their customers directly for the time spent on our network. We have retail and wholesale originating access services that use a special prefix (0676) for Internet access in order to accommodate special tariff plans, to relieve pressure on our exchanges and to allow Internet traffic to be handled more efficiently. In addition, we intend to introduce further products and services based on our DSL broadband platform, which are designed to be attractive to both ISPs and end users. We aim to connect as many ISPs as possible to our network so that our customers have a wide choice of service providers, while at the same time offering ISPs a large potential customer base, a strong supporting brand and low costs due to economies of scale. ADSL access revenues are accounted for partly at our and external ISPs and partly at our IP Services business unit.

Calling services

As a result of the liberalization of the telecommunications market in the Netherlands, telephone customers are free to choose providers either through carrier pre-selection, which allows the user to select a carrier to handle any domestic local (from August 1, 2002) and long-distance or international call on a default selection basis, or through carrier selection, which allows the user to select a carrier on a call-by-call basis by dialing the carrier’s numeric prefix before dialing the telephone number. We have responded to the challenge posed by our competitors by introducing discount packages and what we believe to be innovative, customer-oriented products and services.

Traffic

We market:

•                  Local telephony traffic: call minutes from calls within a call area or to the adjacent call area, including call minutes for dial-up to ISPs.

•                  Domestic long-distance traffic: call minutes from calls between customers in different local call areas in the Netherlands.

•                  Fixed-to-mobile traffic: call minutes from one of our fixed lines to a mobile telephone.

•                  Outbound international traffic: call minutes from international calls by direct dialing.

Tariffs

Our tariffs for fixed-line voice telephony services are subject to regulatory approval. Under the regulatory framework that applies to the Dutch telecommunications sector, these tariffs will continue to be subject to regulation for as long as the Dutch regulator designates us as having significant market power. In 1999, tariffs for our public fixed-line voice telephony services became subject to a price cap regime. In 2001, the Dutch regulator ordered us to increase the price difference between our wholesale and retail prices. This led to a new tariff structure for local traffic, whereby the call setup charge was reduced and the price per minute was increased. In 2002, we were allowed to raise both our traffic and subscription tariffs by 4.5%, on August 1 and September 1, respectively. On July 1, 2003 we increased both the call setup charge and traffic charges by 3.5%.

Connection and subscription fees

These revenues consist principally of monthly subscription fees charged bi-monthly to customers for providing access lines, as well as one-time initial connection fees. Total net sales from connections, for which we charge a one-off connection fee and subscriptions, depend on the number of new connections and customer lines, the percentage of ‘do-it-yourself’ packages (which have lower fees), the mix of the customer base (fees for digital lines are higher than for analog lines) and fees charged for our services. The level of monthly subscription fees is higher for ISDN access lines than for standard analog access lines. In 2002, we changed our billing policy to a policy that requires all subscription fees be paid in advance. In 2003, we introduced discount packages for the residential and business markets. Charges, connection and subscription fees are subject to regulatory approval. As described above under ‘Tariffs’, we were allowed to raise both our traffic and subscription tariffs in 2002. Following a reduction by each of the Dutch mobile operators of their mobile terminating access tariffs, we reduced our fixed-to-mobile tariffs on average by 17% as of January 2004.

Traffic charges

All traffic charges are based on per-second charges plus a call setup charge. Prices are set according to the distance called, the time of day and whether the day is a business day, a weekend or a public holiday and whether the customer preselected the number dialed as a reduced rate number.

Competition

Primarily due to the early liberalization of the telecommunications sector in the Netherlands, we believe that our home market has become one of the most competitive telecommunications markets in Europe. Carrier select and carrier preselect operators are very active in the Netherlands. Our major competitors in this field are Tele2 and Scarlet, which target the residential and small and medium-sized business markets. Several fixed operators (for instance Versatel, BT Netherlands and Worldcom) are also active in the Netherlands with their own networks. They focus mainly on business customers and offer a wide range of services, from voice to data/IP and bandwidth services. During 2003, we and other operators such as Colt and Versatel, gradually introduced VoDSL in the Dutch telecommunications market. An increasing number of Dutch households, at the end of December 2003 estimated by us at approximately 8%, use mobile-only solutions.

Distribution and sales

Fixed telephony uses a variety of sales and distribution channels, including KPN.com (our Internet distribution channel) and our retail stores, part of our Other activities, for residential customers. Business customers are mainly serviced through KPN Sales, supported by our own dedicated sales teams.

CARRIER SERVICES

We are the leading provider in the Netherlands of interconnection and other wholesale carrier services to third party telecommunications companies. Our Carrier Services business unit provides national and international carrier and network access and other services for the wholesale market. The three principal activities are national wholesale services, international wholesale voice services and local loop services.

National wholesale services

We offer access and interconnection in the Netherlands and transit services in the Netherlands and abroad to numerous telecommunications companies, including other international, national and regional fixed-line operators, mobile telecommunications operators, carrier select operators and ISPs. Carrier Services provides Main Distribution Frame (MDF) access services to the market. MDF access services are also provided by Carrier Services as a semi-finished product internally to IP Services (part of Business Solutions), which sells ADSL products.

We offer a comprehensive range of network access services that give other telecommunications companies access to our fixed telephony network, including:

•                  Terminating services. Callers from other telecommunications operators’ networks calling users of our fixed telephone network.

•                  Originating services. Carrier preselect and carrier select operators have access to calls originating on our network. We also offer callers on our network interconnection with premium rate numbers (with prefixes of 0800 or 0900) and pagers or virtual private networks.

•                  Internet-originating services. We provide these services to ISPs, allowing them (through the use of dial-up numbers with the 0676 prefix) to bill their customers directly for their Internet airtime usage.

•                  Transit services. We route incoming and outgoing national and international calls between other telecommunications operators’ networks, for example mobile telecommunications operators, through our network.

International wholesale voice services

We are an internationally active network operator specialized in wholesale international telecommunications services. These global switched services include international voice transmission handling, transit through our network of international calls from one foreign network to another (voice hubbing), wholesale freephone services and solutions for mobile operators. We are expanding our entire portfolio by introducing new services throughout Europe. Most of these services are based on the European voice platform developed by us, which utilizes transmission services supplied by KPN EuroRings.

Local loop services

These services include main distribution frame (MDF) access and MDF co-location. Competing telecommunications operators may request a connection through our main distribution frame to their customers. We have been offering main distribution frame access since June 1, 2000. We offer line sharing as part of the MDF access portfolio.

Tariffs

Wholesale tariffs are subject to regulatory approval. We believe our wholesale tariffs for terminating services are among the lowest in Europe. Our wholesale tariffs for originating services approximate the average tariffs of our competitors. In 2001, we were required to increase the difference between our wholesale tariffs and end-user tariffs. This led to a substantial reduction of approximately 25% in our wholesale tariffs.

Competition

National wholesale services and local loop services are regulated, due to our significant market power in this market. International wholesale voice services are not regulated. Our main competitors in this area are international telecommunication companies including AT&T, WorldCom, Deutsche Telekom and France Télécom.

Distribution and sales

Our wholesale carrier services business supplements the efforts of our distribution channels with their own dedicated sales teams.

OTHER UNITS WITHIN FIXED NETWORKS

Other units within Fixed Networks include SNT (customer relationship management provider), the ISPs Planet Media Group and XS4ALL, Fixed Network Operator (customer equipment installation and service provider) and the distribution channels External Distribution (through business partners) and KPN.com.

SNT

Our 50.78% owned and fully consolidated subsidiary SNT provides Customer Relationship Management (CRM) concepts for clients. Management information, which clients can use to further shape their marketing strategy and build up lasting relationships with customers, is distilled from these customer contacts using data mining technologies. SNT provides services to millions of consumers annually in the Netherlands, Belgium and Germany. SNT consists of three companies: SNT Netherlands, SNT Belgium and SNT Germany. Within SNT Netherlands, the market research bureau Interview-NSS operates under its own name.

In 2003, SNT transferred all its Scandinavian assets and operations to a new alliance company Excellent-SNT in exchange for 24% of the shares in the alliance company. A similar structure has been set up for the French operations, resulting in an interest of 30% in the new French alliance company VITALICOM. In February 2003, SNT and Capital One signed an agreement covering a long-term collaboration in Europe. We believe that the strong position of SNT in the Dutch and other European markets will enable us to grow further in these markets.

Internet Service Providers

Our ISPs comprise Planet Media Group and XS4ALL. As of December 31, 2003, we had the most registered ISP subscribers in the Netherlands. Planet Media Group consists of two ISPs: Het Net and Planet Internet. Our strategy is focused solely on the Netherlands. We are building on our existing customer base and on the strength of our brand names in the Netherlands.

Fixed Network Operator

Our Fixed Network Operator operates and maintains our networks. Revenues of the Fixed Network Operator unit are primarily generated internally.

Tariffs

SNT charges customers on the basis of subscriptions or transactions. We charge our customers a monthly subscription fee for Internet use. Additional services are charged per service. Technological developments are putting prices under pressure.

In September 2001, we ceased offering free Internet access in the Dutch market. We migrated customers from subscription-free to paying services and broadband. All our ISP customers are now paying Internet subscribers. Through the Internet-originating services offered by Carrier Services, we changed the business model for our own ISPs and other ISPs from a terminating model to an originating model, whereby the use of the infrastructure is charged to the customer through the ISP.

Competition

Competition in the ISP market remains strong. Our main competitors in the ISP market are: Chello, Tiscali, Wanadoo and Zonnet.

Technological developments in CRM are putting CRM prices under pressure. Nevertheless, we believe that SNT is well positioned in the Dutch and other European markets and has a solid foundation for further growth. Our main competitors in the CRM market include Teleperformance (France), ClientLogic (Canada), Sitel (US), and Stream (US).

Distribution and sales

KPN.com is our Internet distribution channel, which helps to generate sales and provides information to customers. We use the Internet as a low-cost alternative distribution channel for our retail and business products and services.

External Distribution acts as an agent for the sales and distribution of Fixed Network Services through external sales channels. It is essential for some of our business units to promote sales of their products and services through third party retailers and dealers. Business operators in telecommunications related industries (IT software and hardware) are expanding their portfolios with telecommunications products and services.

Business Solutions

Business Solutions comprises our data/IP services, which we mainly sell in the Dutch market and through our KPN EuroRings unit in Western Europe. We believe that we are the leading provider of data/IP connectivity services in the Dutch corporate market in terms of revenues.

The demand for secure, high quality bandwidth data transmission is driven by:

•             liberalization of the telecommunications market in Europe, resulting in declining prices;

•             technologies allowing easier broadband access;

•             development of end-to-end solutions using managed high-quality and high-bandwidth applications;

•             digitization of the business environment, leading to demand for higher capacity leased lines; and

•             growth of intranet and extranet applications.

We provide business customers access to reliable, high capacity bandwidth, using our CityRings and Lambda networks. Our CityRings network is located in and around the main cities of the Netherlands. We believe that our Lambda fiber optic network in the Netherlands, which is jointly used by all of our business segments, will enable us to respond quickly to future changes in capacity demand. The Lambda network is an important part of our data/IP backbone and is connected to the EuroRings fiber optic network and our CityRings network.

Business Solutions currently comprises the following units:

TRANSMISSION SERVICES (TS)

The TS business unit provides a range of transmission services to our other units and to third party operators, as well as semi-manufactured components used in our other business units and divisions. Leased or private line services (analog and digital lines in several bandwidth categories) and value-added network services are provided to businesses that wish to build their own networks.

IP SERVICES (IPS)

This business unit provides xDSL services, which are targeted at corporate clients and Internet Service Providers. The activities of IPS are structured in the business lines Wholesale Access & Connectivity Services (WACS), Epacity (business xDSL) and Broadband Networks (LAN-i/IAS). The service portfolio of WACS is based on access networks and backbone or connectivity networks, mainly offered to ISPs for ADSL. Epacity includes business xDSL services for business customers. Broadband Networks offers Internet Access Services to medium-sized businesses in connection with other services.

INTEGRATED SOLUTIONS (IS)

The IS business unit sells all-inclusive business solutions packages to corporate clients based on the one-stop shopping concept. Revenues are generated based on fees charged for component parts of services offered (e.g., such as data communication and private network services) and consulting services fees based on the amount of time spent.

OTHER UNITS WITHIN BUSINESS SOLUTIONS

Other units within Business Solutions include:

Managed Application Services (MAS)

This unit provides applications to customers in a joint effort with partners such as PeopleSoft, Oracle and SAP, as well as e-business services, consulting services and housing and hosting services.

KPN EuroRings

This unit commenced operations in January 2003 and provides international connectivity services based on our KPN EuroRings portfolio. The KPN EuroRings networks consist of fiber optic networks in the Netherlands, Germany, Belgium and the United Kingdom. Furthermore, KPN EuroRings has expanded its network in Europe by obtaining Indefeasible Rights of Use (IRUs) or lease rights in several cities and parts of Europe, including the Northern region of France, Lyon, Luxembourg, Vienna, Milan, Barcelona, Madrid, Dublin, Copenhagen, Helsinki, Stockholm, Oslo, Zurich, Geneva, Prague, Bratislava and Budapest. This unit also conducts transit activities through our submarine cable assets and our 100% stake in Infonet Nederland. We are the exclusive distributor of Infonet Services Corporation’s portfolio in the Netherlands. Through Infonet Nederland we offer worldwide connectivity services that cannot be covered by the current EuroRings portfolio.

Tariffs

Pricing for data transmission and connectivity services is provided under monthly subscription fees based on the amount of capacity or functionality provided, and for leased lines also on the communication distance. For a limited range of services pricing is provided under traffic fees, some of which are flat fees. Customers are typically billed for capacity made available to them on a monthly basis. We offer various levels of quality and functionality in our services and this is reflected in our rates. The leased line business is almost completely regulated and service fees are therefore based on prescribed cost-based calculations as stipulated by the Dutch telecommunications regulator (OPTA). For other services, including value-added networks, we compete on the basis of service quality. The market for broadband services is very competitive. The increasing migration of customers to higher bandwidth services has resulted in lower prices for leased lines and frame relay connections. The international connectivity services and the national broadband business are being negatively affected by overcapacity, which has contributed to declining prices since 2002.

Competition

We believe we are the leading provider of data/IP services in the Netherlands in terms of revenues. In the Netherlands we have constructed several networks to assure the efficient handling of the rapidly increasing demand for larger volumes of data communications. These networks will use capacity available on our Lambda network. International offerings are primarily based on our international network of KPN EuroRings. We have many competitors in the data transmission services market, such as BT Ignite, WorldCom, Colt, Enertel and Versatel. Our competitors are investing in the construction of backbone infrastructure in the Netherlands and in building local networks in large Dutch cities, comparable to our CityRings network. Our competitors offer services ranging from digital leased lines to value-added network services. In 2003, competition on IP-based connectivity for the business market further intensified. The international portfolio, in particular, is competing in a market with excess capacity and, consequently, declining prices.

Distribution and sales

Distribution and sales of our data/IP Services are mainly done through KPN Sales and dedicated sales teams for corporate and business clients. Integrated Solutions has consultants that integrate data/IP Services with custom-made programs for customers.

Mobile division

We are a mobile telecommunications provider in Germany, the Netherlands and Belgium. In 2003, we succeeded in increasing our customer base by 9.1% to 14.7 million as of December 31, 2003.

In Germany, we are the third largest mobile telecommunications provider with 8.2 million customers as of December 31, 2003, representing an estimated market share of approximately 12.7%. The two largest mobile telecommunications providers together have an estimated market share of 80.0%.

In the Netherlands, we are the largest mobile telecommunications provider with 5.2 million customers, representing an estimated 40.2% share of the total Dutch mobile telecommunications market as of December 31, 2003.

In Belgium, we are the third largest mobile telecommunications provider and we were the first to provide DCS 1800 services in Belgium. BASE had 1.3 million customers as of December 31, 2003, representing an estimated market share of 15.0%. There are two other Belgian mobile telecommunications providers.

We provide mobile telecommunications services ranging from standard voice services and value-added services (such as call waiting, call forwarding, voicemail and short text messaging services (SMS)) to advanced data applications. We expect person-to-person communication services (such as voice, SMS and e-mail) to remain the main source of revenue for mobile operators in the coming years, while mobile multimedia services will increasingly become a differentiator in mobile operator offerings:

•                  Usage of information, entertainment and mobile commerce services will gradually increase and gain mass-market acceptance in future years.

•                  Growth will come increasingly from encouraging our existing customers to use progressively more advanced data services, as well as from improving the quality of the customer base and increasing our market share in Germany and Belgium. Our goal is to be one of the leading providers of mobile communication services.

•                  In future years, we expect that the introduction of UMTS based services will accelerate the use of new dedicated data services. We have committed substantial resources to the development of new services and applications for mobile telecommunications users, including the commercialization of UMTS.

An increasing number of consumers are becoming mobile-only users, reflecting a growing trend that will lead to further usage of mobile networks at the expense of fixed networks.

i-mode

Pursuant to license agreements with NTT DoCoMo, we began introducing i-mode services in Germany in March 2002, in the Netherlands in April 2002 and in Belgium in October 2002. i-mode users have access to numerous mobile multimedia services via an attractive, user-friendly terminal with a large color display and high-quality sound. The i-mode services consist of communication, information, and entertainment and transaction services on so-called content sites, especially provided for i-mode. Some of our major i-mode content partners are CNN, Disney, Dow Jones, Sony, Financial Times Deutschland, E-Bay and Atari. Ring tones, games and news are currently the favorite i-mode services.

Besides access to multimedia services, i-mode also provides an e-mail service (i-mail). The second-generation i-mode handsets, introduced in the summer of 2003, support Java, the exchange of multimedia attachments via MMS or i-mail, and an integrated camera (optional). We plan to continuously enhance our i-mode services. Next steps include the support of video services (video download, video messaging and streaming video) and video telephony. UMTS will enhance i-mode services with faster access, richer content and more services (such as video telephony).

We closely coordinate with other i-mode operators, which consist of NTT DoCoMo of Japan, KGT of Korea, Telefónica Moviles of Spain, Wind of Italia, Bouygues of France and Cosmote of Greece (as of May 2004). The coordination covers several business areas, including marketing, content development and handset sourcing as well as the sharing of learning experiences and quality insurance.

As of December 31, 2003, we had 868,000 i-mode customers (including 622,000 postpaid customers) in the three core markets in which we operate. Industry sources indicate that the total number of i-mode customers worldwide was approximately 42 million as of December 31, 2003, of which 40.3 million were in Japan.

Germany

On February 24, 2000, we acquired a 77.49% interest in E-Plus. On March 13, 2002, BellSouth converted its 22.51% indirect interest in E-Plus into 234.7 million of our ordinary shares. As from this date, we obtained full control over E-Plus. Accordingly, all information concerning E-Plus in this section reflects all of E-Plus’ business, even though we indirectly owned only 77.49% of E-Plus during the period from February 24, 2000 to March 13, 2002.

Reflecting the growth of the mobile market in Germany and increased market share for E-Plus, the customer base of E-Plus increased to over 8.2 million at year-end 2003. In 2002, our focus on more profitable postpaid customers led to a significant decrease in the prepaid customer base, resulting in a customer base of about 7.0 million by mid-2002. A balanced growth strategy, with a focus on both profitability and market share, succeeded in attracting new customers. With more than 8.2 million customers in Germany, representing an estimated market share of approximately 12.7% as of December 31, 2003, E-Plus is continuing to strengthen its position as the number three operator in the German market based on revenues and customer base. E-Plus’ network currently covers 98.7% of the German population. The number of prepaid customers as of December 31, 2003 was approximately 4.3 million, while the number of postpaid customers as of the same date was approximately 3.9 million, representing a 47.2% share of the total customer base.

We acquired one of six UMTS licenses in Germany for approximately EUR 8.4 billion on August 31, 2000. E-Plus plans to develop the network components required to utilize the frequencies made available under the license. In June 2003, E-Plus acquired 3,727 UMTS sites from MobilCom Multimedia GmbH. Of these sites, 942 were already equipped.

By the end of 2003, E-Plus had over 12,000 GSM network base stations covering approximately 73.7% of the country (and 98.7% of the population). To be on par with the competition, E-Plus refocused on its rollout activities, launching an extensive GSM program in 2003. E-Plus also expects that improvements in GSM indoor coverage will contribute to profitable growth. At the end of 2003, E-Plus also had integrated approximately 1,000 Node Bs (UMTS sites) into its network. The UMTS pilot networks are installed in Berlin, Hanover, Munich and Düsseldorf/Duisburg. E-Plus plans to launch our UMTS services only once they meet their standards with respect to quality of network, devices and services. E-Plus expects to commercially launch UMTS services in the second half of 2004.

Products and services

In addition to standard mobile telecommunications services, E-Plus offers a wide range of value-added mobile voice and data products and services, together with fixed and mobile Internet applications.

In March 2002, E-Plus was the first operator in Europe to introduce i-mode services. As of December 31, 2003, E-Plus had 440,000 i-mode customers. The fast growing handset portfolio is accelerating the rate of i-mode adoption. i-mode prepaid services were launched in November 2003, which is expected to contribute to further growth in the number of i-mode users.

In April 2003, E-Plus launched a successful new image campaign. The TV-campaign had the highest advertising recall rates for E-Plus to date. The campaign was characterized by a focus on brand values and services.

In May 2003, E-Plus also introduced the E-Plus online data tariffs. These data tariffs, with their highly competitive pricing, have helped accelerate the acceptance of mobile data usage.

E-Plus currently offers a broad range of mobile voice and data communications services in the German market under the brand name E-Plus and is playing a leading role in introducing innovative products and services in that market. E-Plus offers its customers the ability to use mobile telecommunications services outside of Germany in approximately 137 countries and, as of December 31, 2003, had signed international roaming agreements with 248 mobile telecommunications providers.

E-Plus has successfully introduced a number of promotional Jubilee Tariffs, such as ‘Privat MU Jubilee’ (no monthly fee; EUR 9.95 minimum turnover) and ‘Time & More Jubilee’ (1,000 free minutes during the weekend for E-Plus to E-Plus and E-Plus to PSTN) as a first approach to attract customers using fixed telephony services. These Jubilee Tariffs had a positive impact on subscriber growth and usage.

As part of our mobile data communication portfolio, E-Plus offers Wireless LAN as a complementary technology, enabling wireless broadband services in areas where mobility is not required or practical. The first hotspots were launched in January 2004. The WiFi offer will be launched as a pilot in February 2004.

Tariffs

E-Plus offers a variety of tariff structures, both under monthly subscription fees and in a prepaid format. This also applies to i-mode services. Under our postpaid offerings, we offer bundled minutes at a discounted price per minute for the commitment to a minimum amount of minutes each month. For i-mode, we structured the pricing to be flat up to a usage threshold, beyond which the customer starts paying per data volume. For prepaid cards, we offer reloading of call credit by means of cash purchase, credit card or bank transfer. In all tariff plans, we have different tariffs per minute, depending on the time of the day or day of the week, in order to stimulate calls outside peak hours.

Competition

Four mobile network operators, all of whom have acquired UMTS licenses, are currently competing in the German mobile telecommunications market: T-Mobile, Vodafone, E-Plus and O2. Quam and MobilCom acquired the remaining two UMTS licenses in Germany. In 2002, Quam and MobilCom decided to suspend their UMTS activities. MobilCom has since returned its UMTS license to the German authorities.

We believe that, as of December 31, 2003, T-Mobile and Vodafone together had an estimated market share of 80.0%. In addition, there are a number of independent service providers in Germany that package and sell the products and services of various network operators, either under the network operator’s brand or re-branded as their own. Some of these service providers operate exclusively with one network operator, while others offer competing products and services. In all cases, the service providers sell to both the business and residential markets. The main service providers in Germany are Debitel, Talkline, Victor Vox and MobilCom.

In the mature and very competitive German market, the strategy of E-Plus is to offer competitive services and tariffs in order to further grow its customer base. Fixed-line tariffs are also considered in our pricing policies since fixed-to-mobile substitution is increasing in Germany.

Distribution and sales

We offer our services through our own chain of 140 shops. Apart from these, we offer our services through resellers and service providers, who may repackage our offers tailoring them to their needs. Among these parties are Debitel, MobilCom, Talkline and Alphatel. We also sell our products via our Internet website. For the business market, we also use these channels as well as a direct sales force.

The Netherlands

We were the sole provider of mobile telecommunications services in the Netherlands during the 1980s and the first half of the 1990s with our analog networks. In 1994, we began building our GSM 900 network and providing digital mobile telecommunications services.

The opening of the mobile telecommunications market to competition in 1995, the introduction of prepaid connections during December 1997 and the subsequent launch of three competitive new GSM networks between September 1998 and February 1999, in combination with reduced call charges per minute, led to significant market penetration and a mature mobile telecommunications customer base in the Netherlands. The mobile penetration rate in the Netherlands increased from 75% in January 2003 to 80% in December 2003. As of December 31, 2003 we had a total of 5.2 million mobile customers, representing an estimated 40.2% share of the mobile telecommunications market in the Netherlands. The number of prepaid customers as of December 31, 2003 was 3.2 million and the number of postpaid customers as of the same date was 2.0 million, or 37.5% of our total customer base.

Our current network is based on both the GSM 900 and DCS 1800 standards, which are the dominant digital standards in Europe. We believe that we have the largest mobile network in the Netherlands, with more spectrum availability than any of our competitors (Vodafone, Telfort, Orange and T-Mobile). Our mobile network provides approximately 99.6% outdoor coverage in the Netherlands.

On August 4, 2000 we acquired one of five UMTS mobile telecommunications licenses in the Netherlands for approximately EUR 711 million. In 2003, we began the rollout of our UMTS network. By the end of 2003, about 217 sites had been installed and approximately 334 were under construction. We plan to launch our UMTS services only once they meet our standards with respect to quality of network, devices and services. We currently anticipate that the commercial rollout of UMTS services in the Netherlands will begin in the second half of 2004.

The first step towards the introduction of data services on the UMTS network in the Netherlands consists of extensive pilots. For these pilots we are utilizing our UMTS network in large parts of the province of South Holland in addition to our GSM/GPRS network. The UMTS pilots will run for several months. They form part of our preparations for the broader market introduction of services over UMTS.

Products and services

In April 2002, we introduced i-mode services for postpaid subscribers. As of December 31, 2003, we had 403,000 i-mode customers. In August 2003 we introduced Multimedia Message Services (MMS) and i-mode for prepaid subscriptions. Besides i-mode and MMS, we offer a range of standard and value-added mobile voice and data services, such as voicemail, SMS and call waiting. We also offer data and fax transmission, virtual private networks for business customers, and multimedia services. Our customers also have the capability to use mobile telecommunications services outside of the Netherlands in approximately 175 countries. As of December 31, 2003, our Dutch operator had international roaming agreements with 234 other mobile telecommunications operators.

In the Netherlands, we expect to offer Wireless LAN services as part of our mobile data communication portfolio in the second half of 2004. A pilot is underway in which the mobile product Internet Everywhere (GPRS) is being offered in a package together with hotspot access. The growing demand for mobile data services, particularly those that implement the latest Internet technologies, is expected to lead to increased usage of mobile telecommunications. We have developed several innovative mobile data services, such as our EasyInfo information service, which allows users to receive news from CNN and weather, traffic and share price information via voice messages or SMS, and our FaxMail service, which allows customers to receive and store faxes.

Other innovative products and services include Grip, which enables our business customers to integrate their fixed and mobile networks.

Tariffs

In the Netherlands, we offer our mobile services as a prepaid or postpaid proposition. The prepaid proposition is mainly based on traffic-based pricing. The postpaid proposition is based on a combination of a monthly subscription fee and traffic-based pricing. Under our postpaid offerings, we offer bundled minutes at a discounted price per minute for the commitment to a minimum amount of minutes per month. In 2003, prices for mobile services stabilized.

Competition

Our mobile operator competitors, all of whom acquired UMTS licenses, are Vodafone, Telfort, Orange and T-Mobile. In addition, we signed wholesale service provider contracts with OneTel, Debitel and Albert Heijn. These contracts provide for the distribution of only non-branded wholesale packages by these service providers. In 2001, Tele2 began offering mobile telecommunications services as a Mobile Virtual Network Operator (MVNO) using Telfort’s network.

The strategy in the Dutch mobile market has historically focused on growth in customer base and market share. This strategy led to significant growth in the number of subscribers in both the prepaid and postpaid segments. This has been justified based on the positive prospects for the mobile telecommunications industry, including the rapid development of mobile data services. Gradually, however, there has been increasing pressure to deliver profitable growth. In addition, the market for mobile voice services is becoming saturated, accompanied by increasing competition and downward price pressures. As the market leader in a saturating market, our focus shifted in 2003 from customer acquisition to retention, while at the same time stimulating customer loyalty and usage of services.

We believe that our leading role in both the business and residential segments of the Dutch mobile telecommunications market is due to our well-known brands KPN and Hi, the quality of our network, our extensive distribution network, our commitment to customer care, and the introduction of a range of innovative products and services.

We have been designated as an operator with significant market power for mobile public telephone networks and services. As a result, we are required to meet reasonable requests for special access and to offer interconnection and special access in a non-discriminatory way.

Distribution and sales

In the Netherlands, we offer our services via KPN-branded sales channels dedicated to the main market segments, third party channels for both the consumer and the business market and our 86 Primafoon shops, 1 i-mode shop and 17 Business Centers (which shops are part of our Other activities). Wholesale services are provided to a few external service providers. For handling its customers’ traffic abroad, we use roaming partners and we offer roaming services to foreign operators.

Belgium

The Belgian mobile telecommunications market offers growth potential for BASE, our mobile operator in Belgium. BASE launched its commercial operations in September 1999 and its prepaid service in November of the same year. BASE had approximately 1.3 million customers as of December 31, 2003, representing an estimated market share of approximately 15.0% (2002: 14.4%, 2001: 13.0%). We re-branded KPN Orange as BASE in 2002. During the summer of 2003, BASE ran a large-scale repositioning campaign under the slogan ‘Freedom of Speech’, which caused spontaneous brand awareness to improve from 36% in May to 86% in December of the year under review. At the beginning of the fourth quarter of 2003, BASE started to advertise with specific propositions and has since positioned itself as a low-cost operator with a transparent tariff structure, which is also competitive with fixed offerings. This provided the basis for an accelerated growth of the customer base over the fourth quarter of 2003. In that quarter the customer base increased by 7.7%. BASE’s growth in net additions in 2003 amounted to approximately 10%, compared to 15% for 2002 and 20% for 2001. BASE’s network currently covers more than 99% of the Belgian population. During 2003, indoor coverage improved from 81% to 91% after investing EUR 100 million in the GSM network during 2003. The number of GSM sites increased from 1,717 to 1,993. Also, most of the existing 1800MHz sites were extended with 900MHz antennas, giving extended coverage to these sites. As the third entrant to the market, BASE’s first objective has been to build up network coverage, which we believe has now reached competitive levels.

In March 2001, we acquired one of the three UMTS licenses in Belgium for EUR 150 million. In September 2003, BASE successfully tested UMTS services at its site in Aartselaar and thus satisfied the first UMTS license requirement of the Belgian telecommunications regulator (BIPT). Pursuant to a license agreement with NTT DoCoMo in October 2002, BASE introduced i-mode services, which have also been available as prepaid services as of November 2003. As of December 31, 2003, BASE had 25,000 i-mode customers.

Products and services

BASE offers a portfolio of voice and data products and services focused on ease of use and supported by a clear tariff structure. In the course of 2003, BASE introduced i-mode to the Belgian market.

Tariffs

BASE offers prepaid and postpaid propositions. Characteristic for all propositions is the simplicity of the offer and possibility to choose flat rates, if preferred by the customer. BASE always invoices calls per second. For i-mode, customers pay a fixed rate excluding subscriptions on content sites. Postpaid propositions do not include a fixed monthly subscription fee. Instead, customers buy a package with a set number of minutes. Prepaid cards can be reloaded using scratch cards, ATM or credit card.

Competition

The other mobile operators in Belgium are Proximus and Mobistar. The shareholders of Proximus are Vodafone (25%) and Belgacom (75%). Orange owns a 50.79% equity interest in Mobistar.

Distribution and sales

BASE products and services are available at well-known nation-wide retail chains like BelCompany, The Phone House, Expert, Carrefour, Mediamarkt and Cora as well as at own BASE shops and web channels. Currently, we operate approximately 40 BASE shops.

Other activities

During the year under review, our Other activities included KPN EnterCom (which delivers, installs and services communications equipment for business customers), our international participations (Xantic, PanTel, Euroweb and Infonet), KPN Retail (Primafoon stores and Business Centers), Corporate Center (head office functions), KPN Services (group services). Our Corporate Center and KPN Services mainly generate internal revenues.

KPN ENTERCOM

Through our EnterCom business unit, we provide a range of business communications solutions for the Dutch business market. We also sell a wide variety of voice communications equipment for use at customers premises and offer complementary consultancy, implementation, outsourcing and maintenance and support services.

Our activities are divided into two separate companies:

•                  KPN EnterCom Solutions B.V., which designs, delivers and integrates voice and data communication solutions; and

•                  Telecom Management B.V., which manages integrated communication solutions.

KPN EnterCom Solutions has organized its activities into five business lines offering communication solutions:

•                  Voice for large business systems;

•                  Voice for small and mid-sized business systems;

•                  Specials, concentrating on solutions for special events, call centers and dealing and trading;

•                  Enterprise Networks, providing communication solutions for data, including Voice over IP (VoIP), network solutions and managed firewalls; and

•                  Cablecom, a strong player in the Dutch market for in-house cabling systems in the form of both voice and data communication, including Wireless LAN. For large enterprises with complex private cable networks, Cablecom offers on-premise maintenance, repair and network management services.

All business lines offer implementation, maintenance and support and consultancy services.

Telecom Management offers management and outsourcing solutions for telecommunications management and the infrastructure of organizations and ‘Professional Services’, consultants, implementation/project managers and specialists in management or technology.

Several of the largest companies in the Netherlands have outsourced their voice networks to Telecom Management. Since November 2002, Telecom Management has also been managing our voice network.

XANTIC

Xantic is the result of a merger between Station 12, SpecTec and Telstra Global Satellite. We hold a 65% interest in Xantic, the other 35% being held by Telstra Australia. Xantic offers a broad portfolio of solutions in the area known as CAT (Content, Applications and Transactions). Xantic is a leading satellite communications provider, delivering high-level information and communication technology and CAT oriented solutions for the business-to-business environment. Xantic is particularly strong in maritime oriented businesses. In December 2003, Xantic sold its 5.3% stake in Inmarsat, an international satellite company.

PANTEL

As the leading alternative choice for business customers in Hungary and a wholesale provider in the Central Eastern European region, PanTel offers a complete nationwide package of fixed-line telecommunications services (voice, data, Internet). We hold a 75.19% interest in PanTel.

EUROWEB

We hold a 50.2% stake in EuroWeb International Corp. EuroWeb is fully consolidated in our financial statements and is listed on Nasdaq. EuroWeb provides telecommunications solutions to the Central European corporate market via the Internet. EuroWeb clients include Central European governments, multinationals, insurance companies and various media enterprises.

INFONET SERVICES

Infonet is a supplier of international network services, active in approximately 180 countries and listed on the New York Stock Exchange. Infonet provides international communication solutions for voice and data, electronic mail services and global network services, based on the one-stop shopping concept. We hold a 17.7% stake in Infonet Services Corporation.

ČESKÝ TELECOM

Český Telecom, the incumbent operator in the Czech Republic, provides fixed and mobile services. The company is listed on the Prague and London Stock Exchanges. We held a direct interest (6.48%) and an indirect interest (13.8%) in Český Telecom, which we sold in 2003. Accordingly, we no longer have an interest in Český Telecom.

KPN RETAIL

Primafoon shops and Business Centers are retail stores where KPN’s products are sold. The shops sell telephones, mobile and fixed communications as well as personal computers and facsimile machines.  As part of our restructuring program, we reduced the number of KPN shops from 187 at the end of 2001 (2002: 108) to 107 at the end of 2003. No further reductions are planned in the number of shops.

Property, plant and equipment

Network infrastructure

FIXED TELEPHONY

Our public switched telephone network (PSTN) and ISDN network in the Netherlands consist of approximately 1,350 access areas and 40 trunk exchanges connected by a long-distance transmission network. As of December 31, 2003, our network connected over 85% of the total households in the Netherlands. Our network is also connected to networks of other operators.

Customer access to the network consists primarily of twisted pair copper access lines (two twisted pair wire and four wire accesses). In some areas, ISDN-30 connections are made through the fiber optic CityRings network.

Each customer line ends in one of the 1,350 access areas and is served by one of our 483 local exchanges. Each local exchange is connected through independent transmission routes to 40 independent trunk exchanges located at 34 sites in the Netherlands. These trunk exchanges are interconnected in two independent networks of 20 trunk exchanges each that cover the entire Netherlands.

We have managed to maintain a low percentage of unannounced outage time per subscriber line, and our telephony network is designed and engineered to have general availability, internal blocking and outages during peak hours below 1% end-to-end, measured on a yearly basis.

TRANSMISSION NETWORKS

Transmission services are provided primarily on the basis of synchronous digital hierarchy and dense wavelength division multiplexing (DWDM) technology.

To accommodate the fast growth in demand for high-speed transmission, defined as 155 Mb/s and higher, KPN has implemented a fiber optic network with synchronous digital hierarchy and dense wavelength division multiplexing-based transmission technology. This fiber optic (Lambda) network became operational in its current form at the end of 2000 and consists primarily of a countrywide network linking 34 backbone locations and providing transmission capacity to connect 1,350 access network areas to the backbone. The 34 main locations on the backbone are all interconnected with 2.5 Gb/s routes. Each of the access network areas is connected to the backbone network to two separate locations.

INTERNATIONAL NETWORK

For the provision of international wholesale voice services we operate an international transmission network (in consortia) that includes land and submarine cables as well as satellite transmission systems, which, based on management estimates, directly connects approximately 200 telecommunications operators worldwide. The network is partly circuit-switched and partly based on IP trunking technology with a flexible capacity and main international switches located in the Netherlands. In addition, we have nine points of presence in Europe (Frankfurt, Düsseldorf, Paris, London, Brussels, Milan, Madrid, Zurich and Vienna) and an exchange in New York and Hong Kong.

Data networks

The average quarterly usage levels of our Data/IP networks in 2003 are summarized in the following table:

	Q4 03	Q3 03	Q2 03	Q1 03
Lambda (fiber optic backbone)	58%	53%	52%	50%
Hirka (traditional backbone)	64%	61%	62%	62%
CityRings	20%	20%	20%	26%

The increase in the usage rates of the Lambda and Hirka networks is a result of the high utilization of the equipment/networks and the accelerated rollout of ADSL. The small decrease in the third quarter of 2003 (Hirka) is due to migration to the Lambda network.

FR/ATM NETWORKS

We operate a frame relay (FR) network, known as Natvan, to provide a large number of data services for:

•                  the backbone infrastructure that supports the KPN dial-in network from 20 dial-in PoPs to the ISPs;

•                  LAN interconnect services for corporate customers;

•                  supporting the backbone infrastructure that enables the bulk transport of X.25 services through leased lines as well as through ISDN channels; and

•                  native frame relay (64 Kb/s through 2 Mb/s) VPNs.

Our ATM network is used to provide flexible leased line services and a carrier network for our frame relay network and to connect ADSL/SDSL customers to our data/IP services backbone.

ETHERNET NETWORK

Metro rings have been rolled out in the 80 largest access areas of KPN Ethernet. Apart from providing a regional Ethernet transport service, ATM-based offnet connections can also be provided.

IP/MPLS BACKBONE

Our data/IP services are deployed on the Lambda (DWDM) network. This network connects our data/IP MPLS backbone routers: IP service routers are connected through the MPLS core.

ACCESS NETWORK

Our access network consists primarily of twisted pair copper, providing nearly all of the eight million Dutch homes with two pairs of copper wire in the tertiary part of the access network. The percentage of these double pairs connected to the secondary and primary level of the access network depends on when the particular portion of the network was constructed. The access network terminates in 1,350 access areas. Over 85% of the Dutch households are actively connected to our access network.

At December 31, 2003, 251 city ring areas (in 107 access areas), forming our CityRings network, and 328 non-city ring areas (in 328 access areas) were accessed by fiber. Fiber access generally permits speeds in excess of 155 Mb/s.

In certain cases, wireless transmission systems are used in the access network, (for example, as backup or if fiber access is not available). By the end of 2003, approximately 250 wireless transmission systems had been deployed in the access network.

KPN EURORINGS NETWORK

The KPN EuroRings network is based on DWDM technology up to 10 Gb/s in the Netherlands, Germany, France and Belgium, with links to the United Kingdom and the United States.

Development of the telephony network

The Internet has significantly changed the way in which the fixed telephony network is being used. Based on management estimates, the principal consequences of the growth of Internet traffic for us are as follows:

•                  in December 2003, 35% of the traffic minutes on our domestic fixed telephony network were Internet traffic. This percentage is expected to decrease slowly as a result of the introduction of ADSL; and

•                  whereas the average voice session lasts approximately 3.5 minutes, the average Internet session lasts about twice as long.

DEVELOPMENTS IN PSTN/ISDN

Depending on the development of voice traffic on the fixed telephony network, we are upgrading our network as follows:

•                  we are replacing old local exchanges (with analog switching fabric) with fully digital exchanges, spread over several years;

•                  to prevent disturbance of voice traffic handling in the trunk network, we have removed Internet traffic from the fixed telephony network at the local exchange level. Using a separate set of trunk exchanges, we feed this traffic to dial-in platforms and hence into the data network. We implemented this concept at the end of 2002 by using specialized technology at the local exchange level and introducing an Internet dial-in prefix (0676);

•                  we have installed xDSL at about 800 sites, reaching 95% of the Dutch population, and delivered co-locations at 263 sites (of which 100 are currently in use), making approximately 67% of the access network available for competitors. This offloads Internet traffic from the telephony network; and

•                  we have introduced a new Mass Calling platform, which has been developed to protect the network against high traffic volumes during a short period as a result of mass calling and media events. These services also have the capability to handle calls from mobile networks.

VOICE OVER IP

We currently deliver voice services primarily on the basis of PSTN, ISDN and GSM. In the coming years, we expect that the importance of voice services originating from or delivered over IP networks will increase. The development of voice over IP started mainly in the business environment and is confined mostly to voice services in closed business domains (VoIP over VPN and LAN). We believe that a market will emerge for interconnection between existing public platforms for voice services and voice over IP. The cost structure of voice services based on IP connectivity may be very different from that of traditional switch-based voice services, allowing price differentiation. When market developments are favorable we intend to provide interconnection services for IP-based originating voice traffic seeking termination on traditional voice platforms, as well as replacement of PSTN trunk routes by voice over trunk routes. We will also develop voice over data services for the corporate and consumer markets.

Development of the data network

To carry the exponential growth in volume and bandwidth associated with the advent of multimedia services, we foresee major developments in our data communications network in order to enhance quality, coverage and customer service. We have already taken the initial development and rollout steps for this new data-centric network.

The larger building blocks in this evolution of the data network are broadband access systems. ADSL/SDSL is becoming a mainstream technology for us, providing broadband access to large numbers of customers using the copper access network. In areas with major business activity, we employ fiber to office systems, predominantly based on our CityRings network. Our access networks built after December 2000 are generally prepared for fiber for home use, by means of ducts. We believe that our IP/MPLS backbone will become our core transport platform. We anticipate that our frame relay and ATM networks will develop into feeder networks for our IP/MPLS backbone and that the NatVan network will be mainly used for X.25 services and frame relay service up to 2 Mb/s. The ATM network is designed to provide access at 150 Mb/s. 10Mb/s and higher speeds in the largest areas will be provided through Ethernet Access. We believe that the Lambda network will carry the majority of our traffic in the future. Using the 2x14 core locations as hubs, the network is designed to be extended to 300 smaller locations to provide 2.5 Gb/s SDH connections as market demand arises.  Over 85% of the Dutch households is actively connected to our access network.

Mobile networks

DEVELOPMENT OF THE MOBILE NETWORK

The world around us and the services and devices in it are increasingly becoming wireless and online. This is caused by a number of major trends, including progressive individualization among the younger generation and a growing harmonization of private and professional life in the business market. Our view is that mobile connectivity will increase further over the years to come. Several kinds of devices will become mobile-connected, such as laptops, high-quality digital cameras, gaming consoles, car/truck management and machine-to-machine communication. In addition to the current 2G technology, an entire range of mobile data technologies is emerging to support this need for wireless and online usage:

•                  2.5G: narrowband data technologies (10 – 100 Kb/s): GPRS, HSCSD; and

•                  3G: broadband data technologies (100 and more Kb/s): UMTS, Wireless LAN, DVB, EDGE.

Our strategy is to profit from the increasing demand for secure mobile data access and the increasing penetration of mobile access devices, and offer our customers solutions for secure access via GPRS, HSCSD and UMTS, in accordance with the industry standards as set by the Third Generation Partnership Project (3GPP). Next to these access technologies we are offering customer convenience with Wireless LAN hotspots. We will keep investing in our GSM networks in order to maintain and improve quality and coverage, and provide sufficient voice and data capacity.

Broadband offers three unique selling points over narrowband technologies that will prove to be crucial for future success:

•                  higher speed: this makes current services richer and thus more user friendly, as is the case with video-like services;

•                  larger data volumes, which enhance the number of services (pictures, clips, sounds, radio) and renders them more useful (attachments for business users); and

•                  higher data service quality. This makes guaranteed throughput and quality possible rather than ‘best effort’ services.

ROLLOUT OF MOBILE NETWORKS

The current network rollout is focused on achieving maximum synergy between GSM and UMTS, for example with infrastructure and transmission. Reuse of our GSM infrastructure in some areas can provide up to 75% of the basic UMTS infrastructure. The UMTS rollout planning is in line with the license obligations set by the regulatory authorities. Nokia and Ericsson will be our primary UMTS network suppliers in Germany, the Netherlands and Belgium. We will at least comply with all regulatory requirements on the rollout and will accelerate the rollout as and when it becomes commercially attractive.

Selected user tests are currently being conducted in Germany and the Netherlands. The commercial launch of UMTS in Germany and the Netherlands is anticipated to take place in 2004 with coverage in the main cities and important business areas. Timing also depends on the availability of handsets and on when our quality standards have been met.

The following table summarizes the number of base stations equipped and installed as of December 31, 2003:

Number of base stations integrated in the network	Germany	Netherlands	Belgium

2G sites	12,241	3,910	1,993
3G sites	1,033	217	2
Total sites	13,274	4,127	1,995

The average utilization of our 2G networks in 2003 is summarized in the following table:

	Germany	Netherlands	Belgium

Average usage in %	40.6	66.4	19.1

The coverage of our 2G network as of December 31, 2003 is shown in the following table:

Coverage in%	Germany	Netherlands	Belgium

Outdoor population	98.7	99.6	99.3
Indoor population	73.7	88.3	91.4
Area	94.3	96.8	96.3

Properties

KPN holds approximately 1,945 buildings as of December 31, 2003, the majority of which are owned freehold and located principally in the Netherlands. Approximately 1,828 of our buildings house telephone and data transmission network equipment, which cannot readily be adapted to alternative uses. The remainder of the properties comprises offices, shops, storage facilities, residential properties and buildings for other miscellaneous uses. As of December 31, 2003, our land and buildings had a book value of EUR 881 million, our plant and equipment had a book value of EUR 7,082 million, and our other tangible fixed assets had a book value of EUR 1,156 million.

Research and development

On January 1, 2003, the Dutch Organization for Applied Scientific Research (TNO) took over KPN Valley, which encompassed our research and development activities. The research activities have become the core of a new TNO institute, named TNO Telecom. Parts of other institutes, specializing in telecommunications and ICT, are expected to be added by TNO to this new institute.

We intend to maintain and further develop our relationship with TNO Telecom. We wish to benefit from the telecommunications knowledge that will be acquired by TNO Telecom in order to support the necessary innovations within KPN. Since we intend to remain a key client of TNO Telecom, a long-term contract with TNO has been signed. Under this contract, we have annual purchase commitments ending December 31, 2006, which commitments decline each year. The commitments amount to EUR 68 million in total.

Our research and development expenditures charged by TNO Telecom in 2003 totaled approximately EUR 23 million. Our research and development expenditures related to KPN Valley totaled EUR 32 million in 2002 and EUR 46 million in 2001.

Intellectual property

We pursue an active strategy aimed at developing and protecting our intellectual property rights. To protect these rights, we currently rely on a combination of patents, trademarks, service marks, trade secrets, copyrights, database protection, confidentiality agreements with our employees and third parties and protective contractual provisions. Our current portfolio of intellectual property rights consists of approximately 2,250 registered trademarks, 125 design right registrations and 330 patent families. We intend to invest in the growth of our intellectual property rights portfolio, to take steps to protect these rights, and to generate revenue from these rights where appropriate (for example, through licensing arrangements). KPN owns a number of patents that are essential for the commercial exploitation of telecommunication technology and services. A number of suppliers entered with us into license agreements on a number of these patents.

We may be subject to claims alleging that we have infringed upon third party intellectual property rights. Claims of this nature could require us to spend significant amounts of time and money to defend ourselves, regardless of their merit. If any of these claims were to prevail, we could be forced to pay damages, comply with injunctions or halt the provision of our services while we re-engineer them or seek licenses to necessary intellectual property, which might not be available on commercially reasonable terms, or at all.

Regulatory developments

European Union - New regulatory framework for electronic communications

In 2002, the European Union (EU) adopted a new regulatory framework for the electronic communications sector, which replaced the existing EU regulatory framework. The new framework consists of five principal directives, aiming at a further harmonization of regulation within the European Union, clear policy objectives to be pursued by national regulatory authorities (NRAs) and ‘technological neutrality’. The directives include regulation on licensing regimes, measures to be taken to protect consumers and ensure universal provision of certain telecommunications services, specific privacy regulation for electronic communication and the terms and conditions for access to networks and interconnection. The directives making up the main elements of the new regulatory framework were to be transposed into national law by July 25, 2003, which date was not met in the three main countries in which we operate (the Netherlands, Germany and Belgium). We anticipate that the implementation will be effected during the course of 2004 in all three countries.

One of the most important changes to the previous framework is the alignment of thresholds for ex ante regulation with general competition law. It is also intended to ensure greater consistency of approach amongst NRAs within the Member States of the EU. When defining markets for potential ex ante regulation, NRAs are required to take utmost account of the list of markets, which are specified by the European Commission in a Recommendation. NRAs may, with the Commission’s consent, also propose markets not included in the Recommendation. The Commission will periodically review the Recommendation, with the first such review expected in June 2004.

Specific obligations can only be imposed on undertakings with an individual or collective significant market power (SMP) in the markets so identified. SMP under the new framework is consistent with the concept of dominance under general EU competition law. This generally implies a market share of at least 40-50%, with other factors to be taken into consideration. The SMP threshold under the existing EU regulatory framework required only a 25% market share and was applicable to markets predefined in the legislation. The obligations to be applied (‘remedies’) may vary and are expected to be the subject of further consultation during 2004. Ex ante regulatory obligations may only be imposed where there is no effective competition, i.e. in markets where there are one or more undertakings with SMP, and where competition law remedies are not sufficient to address the problem. Also, the imposition of a specific obligation on an undertaking with SMP requires a justification that the obligation in question is appropriate and proportionate in relation to the nature of the problem identified. The practical consequences of the new framework for us depend on how the directives are implemented, how NRAs apply the new rules and how the Commission seeks to interpret and harmonize the application of the new regulatory framework.

The modified directive concerning privacy and electronic communication contains amendments and additions to the existing directive that apply to matters like the use of location data in electronic communication networks and services and unsolicited communication (including spamming).

The Netherlands

The Telecommunications Act (the Act) embodies the main telecommunications regulations in the Netherlands. The present Act is based on European rules introduced in the 1990s. In November 2003, the Lower House of Parliament (Tweede Kamer) adopted the legislative proposals for the transposition of the new European directives for electronic communication into national law. The amended Act is expected to become effective in the spring of 2004.

Certain requirements in the present Act apply to all operators of public telecommunication networks or telecommunications services, including the requirement to offer interconnection and number portability. In the current legislation, operators of fixed public telephony networks and fixed public telephony services, mobile public telephony networks and mobile public telephony services and leased lines which have been designated as having significant market power (generally a market share in excess of 25%) are subject to more stringent requirements. The most important of these are offering end users and other market players transparent and non-discriminatory access to their networks and services. Designated operators of fixed public telephony networks, fixed public telephony services and leased lines are also required to offer this access at cost oriented prices. Operators of mobile public telephony networks and mobile public telephony services are only required to charge cost oriented prices for interconnection if they have been designated as having significant market power on the national interconnection market with regard to fixed and mobile public telephone services together. In 2003, as in previous years, we were designated as an operator with significant market power in three markets: fixed telephony, mobile telephony and leased lines, but not on the national market for fixed and mobile telephony together.

The obligations imposed upon us under the current regulatory framework remain applicable (with a maximum period of 24 months) until the new regulatory framework is implemented and the NRA (OPTA) has executed its obligations to investigate the markets and decide on the designation of operators with SMP thereupon. If no SMP designation – based on the new European SMP concept in line with competition law dominance – were to follow on the market under investigation, the current obligations would be lifted. If a new SMP designation were to follow under the new regime, the obligations imposed would replace the existing obligations.

General anti-trust legislation in the Netherlands is embedded in the Competition Act and the EU Treaty. The provisions of the Competition Act are based on European competition rules. Netherlands Anti-Trust Authority (NMa) enforces the rules in the Netherlands. Like the European Commission, the NMa may impose on companies that have breached competition laws penalties of up to 10% of their total turnover in the previous business year.

Fixed telephony - the Netherlands

We are required to charge cost oriented prices for fixed public telephone services, consisting of telephone lines, local telephone calls, national telephone calls, fixed-to-mobile telephone calls, standard telephone directory listings and the directory enquiries services. Determination of whether prices are cost oriented has taken place since July 1, 1999 through a price ceiling system. Under this system, we had to reduce our prices by at least 5.3% each year, with the proviso that we were allowed to correct these prices for inflation. This price ceiling system was replaced by a system of safety caps, running from July 1, 2002 until July 1, 2006. Under this system, the prices of telephone lines, local telephone calls, national telephone calls and fixed-to-mobile telephone calls are allowed to raise only by the rate of inflation. Inflation for the first year, ending June 30, 2003, has been pegged at 4.5%. For the period from July 1, 2003 through July 1, 2004, inflation has been pegged at 3.5%. In 2003, we raised our prices to the full extent permitted under this system.

Since July 1, 2002, we have been obliged to allocate our wholesale specific costs to our retail traffic on a proportionate basis. This includes the costs of wholesale billing and the Carrier Services organization, wholesale interest on billable amounts receivable and costs directly attributable to carrier preselection. This measure is part of the integration of the systems that regulate our end-user and interconnection prices.

In October 2002, OPTA published a consultation document regarding the development of an integrated regulatory framework for the floor of our end-user prices. Although the policy proposals set forth in the consultation document held out the prospect of improving, to a certain extent, our ability to introduce tariff packages and call bundles, as in neighboring countries, we informed OPTA that, in our view, the terms and conditions of the tariff regulation were still far too rigid. However, in August 2003, OPTA relinquished its policy proposals and decided that in view of the uncertainty entailed in the introduction of the new regulatory framework, the present price squeeze guidelines and system for examining discounts will remain unchanged. In its decision, OPTA considered that our competing retailers might be forced out of business if OPTA were to relax the current lower limit tariff regulation. In line with this decision, OPTA rejected a number of tariff packages and call bundles proposed by us. In all cases we appealed OPTA’s decisions, which appeals remain outstanding.

Some fixed operators significantly increased their terminating fees in 2002. We have filed notices of disputes with OPTA citing three operators, Priority, UPC and Versatel, who in our view are charging unreasonably high fees. Following this step, OPTA published policy guidelines setting out how it will scrutinize the fairness of fixed terminating fees of non-designated operators. By way of a guideline for a maximum fair fee, OPTA considers it reasonable to phase in for other operators the fees applicable to the designated operator (KPN) with a delay of three years. However, if an operator charges a terminating fee that is higher than our own terminating fee, we retain the possibility to pass the surplus on to our retail customers by differentiating our end-user prices. In its November 18, 2003 decisions, OPTA confirmed its earlier decisions ruling that the terminating fees of the three operators were unreasonably high and must be lowered to the maximum level set out in the policy guidelines. We have appealed this ruling before the Rotterdam District Court because we take the view that call termination rates, which are not reciprocal to our call termination rates, will distort competition even if end-user prices are differentiated.

INTERCONNECTION

The prices we charge competitors for the use of our fixed network must be cost oriented. This is examined once a year and, no later than July 1 each year, OPTA sets the prices we may charge in the coming twelve months. The cost basis deemed to exist for a hypothetical efficient operator is used as the yardstick for cost oriented prices for the terminating access service.

This cost basis has been modeled on the ‘Bottom-up Long Run Incremental Costs’ (BU-LRIC) cost allocation model. Our actual cost basis is taken as the criterion for prices for originating access services (special access) and unbundled access services. The Embedded Direct Cost (EDC) model is used to allocate these costs.

As part of the ongoing integration of the systems used to regulate the prices of our end-user and interconnection services, OPTA had the intention to introduce a multi-year tariff regulation system for interconnection and special access offered by us, designed to give both us and other market players certainty for a prolonged period and to give us an extra incentive to improve efficiency. Based on continuing new insights, the uncertainty entailed in the introduction of the new regulatory framework, the responses to OPTA’s policy plans and the unpredictability of traffic volumes, OPTA decided not to go ahead with its plans for the time being and to maintain the current wholesale tariff regulation regime for the period from July 1, 2003 through July 1, 2004.

Within that context, OPTA decided, on July 24, 2003, not to approve the cost allocation system submitted by us to determine the tariffs applied by us for the terminating access, originating access and unbundled access services. In its decision, OPTA listed the tariffs that would apply if we had submitted the cost price allocation in accordance with OPTA’s instructions, requiring us to reduce the tariffs payable by other operators for traffic terminating on our network by 5%, to reduce the wholesale tariffs for calls originating in our fixed network by 10%, and to reduce the tariffs for various unbundled access services by 30% on average. As we do not agree with OPTA’s cost calculation method, we have lodged an objection against this decision. We also filed a request for injunctive relief with the President of the Rotterdam District Court, but on October 9, 2003, the request was dismissed. We will now await OPTA’s ruling on our objections. If OPTA’s ruling is upheld, we estimate that the ruling will reduce our annual revenues and operating profit by approximately EUR 35 million.

UNBUNDLED ACCESS

We are required to provide our competitors (including our own services and our associated companies) with full and shared unbundled access to our local copper loops on fair, transparent and non-discriminatory terms and at cost-oriented prices. We must also allow a new entrant to co-locate its own network equipment. Within the context of a dispute referred to OPTA by Tiscali, OPTA has ruled on periodic co-location prices (rent and electricity). Based on a comparison with commercial real estate prices for ‘ordinary’ business accommodation, OPTA has set the prices at approximately 10%

of our original prices. We lodged an objection, but in March 2003 the claim was dismissed. Both KPN and Tiscali have appealed this ruling before the Rotterdam District Court.

In its March 11, 2003 decision, OPTA imposed a EUR 375,000 fine on us for violating a prohibition on discrimination in providing unbundled access to part of our company that offers DSL services on behalf of KPN as well as competing providers of DSL services. Our business unit is said to possess details of our subscribers that allowed it to place orders for unbundled access lines easier and more accurately. OPTA holds this to be at the disadvantage of competing operators because they lacked the same details. We filed an objection against this ruling, but in November 2003 the claim was dismissed. We have appealed this ruling before the Rotterdam District Court. In another decision of December 19, 2003, OPTA imposed a EUR 90,000 and a EUR 180,000 fine on us for violating the obligation to charge cost-oriented prices and the prohibition on discrimination in providing unbundled access to competing providers of DSL services, respectively. We have submitted a notice of objection to this ruling.

BITSTREAM ACCESS

OPTA imposed a penalty-carrying order on us requiring us to submit to OPTA an offering for a bitstream access service. According to OPTA, this service falls under the definitions of special access and leased lines. OPTA is of the opinion that we are breaching non-discrimination rules by providing the service to parts of our own company but not to other parties. We have filed an objection to the decision to impose a penalty because we dispute that bitstream access can be construed as a regulated service, which was dismissed by OPTA as unfounded. We have appealed this ruling before the Rotterdam District Court. Pending the outcome of the appeal, and to avoid having to pay penalties, we have published an offering for bitstream access, albeit under protest.

Within the context of another dispute referred to OPTA by Tiscali, OPTA obliged us to make an offer to Tiscali for a bitstream access service identical to the bitstream access service provided to our own retail service (ADSL by KPN) and at cost-oriented prices. We requested, and obtained, injunctive relief from the President of the Rotterdam District Court on the grounds that the bitstream access service does not qualify as special access to our telephone network. Nonetheless, in its decision on our objections OPTA upheld its earlier views, whereupon we lodged an appeal to the Rotterdam District Court and at the same time asked for a preliminary injunction. On October 30, 2003, the President of the Rotterdam District Court sustained our claims, referring to the grounds set out in the Court’s earlier judgment, and ordered OPTA to review its original decision in light of our objections on the grounds set out in the Court’s judgment.

LEASED LINES

Enacted by order of March 27, 2002, OPTA designated us as having significant market power in seven market segments, namely the national markets for national analog leased lines, international analog leased lines, national leased lines with a capacity smaller than 2 Mb/s, international leased lines with a capacity smaller than 2 Mb/s, national leased lines with a capacity of 2 Mb/s, international leased lines with a capacity of 2 Mb/s and national leased lines with a variable capacity. The designation does not apply to the market segment for leased lines with a capacity greater than 2Mb/s. We have lodged an objection against our designation in the distinct markets for national leased lines with variable capacities and international leased lines with a capacity of 2 Mb/s. Following a succession of injunctive relief proceedings, OPTA eventually revoked our designation in the market for international leased lines with a capacity of 2 Mb/s, pending the outcome of its further investigation of geographical demarcation to see whether we possess significant market power in the international leased lines market. However, OPTA maintained our designation in the market for national leased lines with variable capacities. We appealed this ruling and also obtained an injunction from the Rotterdam District Court temporarily suspending our designation in the market concerned pending the outcome of the appeal proceedings. In its December 9, 2003 judgment, the Rotterdam District Court quashed OPTA’s ruling on the grounds that OPTA had inadequately defined and analyzed the market for Permanent Virtual Circuits and ordered OPTA to take a new decision on our objections, taking into account the grounds set out in the Court’s judgment. Furthermore, the Court extended the injunction pending OPTA’s new decision.

Mobile telecommunications - General

INTERNATIONAL ROAMING

The market for international roaming has been under investigation by the European Commission since 1999 with an initial sector inquiry resulting in a working document in December 2000 and unannounced inspections of the offices of mobile network operators in the United Kingdom and Germany, including E-Plus, in July 2001. The Commission said it was seeking evidence of collusion or excessive prices in relation to both retail and wholesale roaming charges, and the Commission has subsequently sought, or been provided with, additional information about roaming charges. The Commission has not yet indicated how, when or if it may proceed in these specific matters or in relation to its general inquiries into the roaming market.

One of the markets defined in the Recommendation under the new European regulatory framework to be investigated by NRAs is the wholesale roaming market. It is currently not clear how the investigations will be conducted on a national level.

Mobile telecommunications - Germany

GENERAL

So far, in Germany no operators have been designated as having significant market power on the market for mobile public telephone networks and services.

NEW COMMUNICATIONS ACT

Germany did not meet the deadline of July 24, 2003 for the implementation of the new regulatory framework. The official draft of the new German Communications Act was released in October 2003. The first reading in the Federal Parliament (Bundestag) is scheduled for January 2004. It is expected that the Bundestag and Bundesrat (the second legislative body representing the German States at the federal level) will adopt the act in the first half of 2004. In line with the new regulatory framework, the new Communications Act will introduce a number of important changes to the previous regulatory framework. In December 2003, in accordance with the recommendation of the Commission on relevant markets susceptible to ex ante regulation, the German regulatory authority started the analysis of the three recommended mobile markets by issuing questionnaires to market parties.

UMTS

In November 2003, Germany’s Regulatory Authority for Telecommunications (RegTP) commenced administrative procedures to verify satisfaction of the coverage obligations under the UMTS licenses. At the end of 2003, we met the requirement that mobile UMTS networks must cover 25% of the population. As of December 31, 2005, the minimum coverage requirement will increase to 50%.

CONSUMER PROTECTION

In August 2003, an amendment of the current Customer Protection Ordinance (TKV) came into force, which aims to reduce the fraudulent use of 0190/0900 premium rate services. Under the new law, operators are only permitted to charge more than EUR 2 a minute for a so-called premium rate service if subscribers have given their prior consent. Subscribers can make use of an opt-in procedure to be established by the operators. Because of an insufficient implementation period (approximately one year is needed to launch the required opt-in procedure), E-Plus had to lower its tariffs for certain services.

BUILDING PERMIT

Between 1998 and 2000, several Upper Administrative Courts ruled that mobile communication should be designated as a business enterprise. Therefore, the installation of high-frequency installations on the roofs of residential buildings contravenes the regulations for use exclusively as a residential building and consequently requires a building permit, even though the antenna is lower than 10 meters (which is the case for the vast majority of the network). The Upper Administrative Court Munster upheld the decisions in 2002. Meanwhile, six of the sixteen German States (Bundesländer) have amended the respective law to the effect that a change in the use of buildings does not require a building permit. Accordingly, we must obtain permits for such installations on all residential buildings as well as commercial buildings in ten of the German States.

Mobile telecommunications - the Netherlands

LICENSES

KPN Mobile The Netherlands B.V. holds licenses for GSM 900, DCS 1800, UMTS and paging (SMF and ERMES). Our Traxys network (a trunking based network for closed user group communication) will be closed down at year-end 2004.

Orange instituted civil proceedings against the State of the Netherlands claiming a refund of approximately EUR 270 million paid for its DCS 1800 license. According to Orange, the State allowed the creation of an unbalanced situation in the Dutch mobile market because KPN Mobile and Vodafone were not required to pay separate fees for the GSM 900 frequencies, whereas the DCS 1800 frequencies were put up for auction at high prices. These claims were rejected in the first instance, but Orange has lodged an appeal. The Trade and Industry Appeals Tribunal (College van Beroep voor het bedrijfsleven) rejected in highest instance earlier objections on similar grounds by Orange on January 30, 2002.

Along with the other operators in the Dutch mobile market (Vodafone, T-Mobile, Orange and Telfort), KPN Mobile acquired a UMTS license on August 7, 2000. Versatel filed complaints about the auction procedure and the awarding of the licenses, which were rejected by the Rotterdam District Court in November 2002. Versatel has appealed this decision.

Under the license, the operators must meet certain rollout obligations for the UMTS networks. As of January 1, 2007, all built-up areas in municipalities with over 25,000 inhabitants, all main roads (car, rail and waterways) in between, all motorways to Germany and Belgium and the areas around the airports of Schiphol, Rotterdam and Maastricht should be covered at a minimum level of 144 Kb/s outdoors.

SIGNIFICANT MARKET POWER

KPN Mobile is designated as an operator with significant market power in the market for mobile public telephone networks and services. As a result of the designation, KPN Mobile is required to meet reasonable requests for special access and to offer interconnection and special access in a non-discriminatory way.

INTERCONNECTION AND SPECIAL ACCESS

On December 4, 2003 the NMa announced that it has terminated its investigation into a potential abuse of dominant position in relation to MTA tariffs, following an announced agreement between mobile operators to amend their MTA tariffs according to a schedule published on the same date. As of January 1, 2004, the tariffs of KPN Mobile and Vodafone can be no higher than EUR 0.155 per minute. On December 1, 2004, this maximum will be EUR 0.130, and on December 1, 2005, EUR 0.110. On the same dates, the DCS 1800 operators (Orange, Telfort and T-Mobile) and the virtual mobile operator (on Telfort’s network) Tele2 Mobiel, must have reduced their tariffs to EUR 0.175, EUR 0.147 and EUR 0.124, respectively. OPTA has published a new policy on MTA, which includes a two-year adherence to these tariff reductions. OPTA announced that remaining MTA disputes would be decided in line with these reductions. For the period after December 1, 2005, OPTA reserves its position.  Based on the new regulatory framework, OPTA will investigate the MTA market(s) and see whether further reductions are required as of that date. In its policy guidelines, OPTA announced that, based on its current views, it expects to regulate MTA based on a cost allocation system (Long Run Incremental Costs (LRIC)) on or after December 1, 2005. In order to avoid distortion, OPTA expects that it will introduce a sliding scale to the cost-oriented level in connection with the last step of the published schedule.

KPN Mobile must offer interconnection to the networks of other telecommunication service providers. All providers are connected with KPN Mobile’s network via the transit service of KPN Telecom except for Orange that has a direct interconnection with KPN Mobile’s network. UPC has also requested direct interconnection with KPN Mobile’s network. Following a judgment of OPTA on the reasonableness of KPN Mobile’s offer for direct interconnection, KPN Mobile is preparing an amended offer for this interconnection.

Following an original request by Yarosa, a mobile entertainment company, on November 28, 2003, OPTA obliged KPN Mobile on appeal to present an offer for access by Yarosa to KPN Mobile’s MSC against a much lower tariff than originally offered. KPN Mobile appealed to the Rotterdam District Court.

At the end of 1999, WorldCom filed a complaint with the European Commission against what it called the excessively high interconnection prices being charged by KPN Mobile and other operators. In March 2002, KPN Mobile received a statement of objections from the European Commission in which it reached the preliminary conclusion that we have abused our position of power by discriminating in relation to the conditions for direct interconnection and setting unfair prices resulting in a margin squeeze between mobile terminating access and certain services offered to business customers. KPN Mobile has provided arguments that refute the preliminary analysis. In the fall of 2002, the Commission asked for further information. It is unclear when the Commission will take a final stand, but the Commission may ultimately require KPN Mobile to lower its interconnection prices and could impose a penalty upon us of up to 10% of our sales in the year preceding the year the Commission has taken its final stand.

DEALER COMMISSIONS

After an investigation into the reduction of subsidies to mobile handset retailers by the mobile phone operators in the Netherlands, including KPN Mobile, the Dutch Anti-trust Authority (NMa) concluded that all five mobile operators had coordinated a decrease of the commissions to their distributors and a decrease of the handset subsidy for prepaid subscriptions. On December 30, 2002, NMa fined KPN Mobile for EUR 31.3 million. KPN Mobile has appealed the decision and in particular the disproportionate level of the fine.

NUMBERS AND NUMBER PORTABILITY

In late 2001, a change in the number plan for telephone services took effect, in which short codes were introduced for certain network-related services. Many of these services currently use operator-specific reduced numbers. OPTA has been instructed to supervise the number changes in the number plan within a reasonable timeframe.

OPTA has formulated policy guidelines concerning the quality of number portability. These policy guidelines set deadlines for realizing number portability in 95% of cases. OPTA may impose penalties if operators fail to meet these targets. As of October 2003, OPTA introduced an amendment to the guidelines requiring operators to port numbers within 10 days upon a customer’s request, notwithstanding existing terms of contract duration. KPN Mobile does not agree with the amendment and OPTA imposed a penalty-carrying order of EUR 50,000 per month (with a maximum of EUR 300,000) on us, which we have appealed. Upon our request, on December 18, 2003, the president of the Rotterdam District Court granted injunctive relief, on the grounds that the Telecommunications Act only obliges operators to provide number portability upon termination of a contract. OPTA will decide upon our appeal in early 2004.

Mobile telecommunications - Belgium

GENERAL

The principle telecommunications regulations in Belgium are contained in the Telecommunications Act of March 21, 1991.

To date, the new European regulatory framework for telecommunications has not been transposed into Belgian law. Nevertheless, in the course of October 2003 the Belgian telecommunications regulator (BIPT) published several questionnaires on its website relating to the analysis of the relevant telecommunications markets in Belgium.

UMTS

In March 2001, the three existing operators (BASE, Proximus and Mobistar) obtained a UMTS license in the auction organized by the Belgian Government. The license was obtained upon payment of a license fee of EUR 150 million. The license contains rollout obligations, which so far have been met. The future requirements to be met on December 2005, 2006, 2007 and 2008 are population coverage of 30%, 40%, 50% and 85%, respectively.

SIGNIFICANT MARKET POWER OF PROXIMUS AND MOBISTAR

In 2000, Proximus was designated an operator with significant market power in both the mobile and interconnection markets and Mobistar in the mobile market. At the beginning of 2003, Mobistar was also designated as an operator with significant market power in the interconnection market. The designation obliges both Proximus and Mobistar, among other things, to offer cost-oriented interconnection tariffs. On several occasions, BIPT reduced Proximus’ interconnection rates. Following an advice of BIPT on Mobistar’s interconnection rates, Mobistar lowered its interconnection rates as from November 1, 2003. The BIPT’s advice is currently being appealed by Proximus.

BASE INTERCONNECTION RATES

As of October 1, 2003, BASE introduced new peak/off-peak windows for the application of its interconnection rates, approved by BIPT.

NUMBER PORTABILITY

Mobile number portability was introduced in Belgium on October 1, 2002.  On October 17, 2003, BIPT determined the cost a donor operator (porting out a customer) might charge to the recipient operator (porting in the customer). Mobistar is currently appealing this decision. The traffic related costs of number portability are still to be determined.

CLAIM AGAINST PROXIMUS

On June 25, 2003, BASE announced that it lodged a complaint against Proximus with the Brussels commercial court to end Proximus’ discrimination of non-Proximus-subscribers by forcing Proximus to lower its interconnection tariffs and also to submit the details of its exclusive contracts to the inspection of the Anti-trust Council (‘Raad voor Mededinging’). Furthermore, BASE aims to obtain a compensation for losses it suffered due to Proximus’ restrictions.

In November 2003, Proximus filed its defense and submitted a counterclaim asking the court to order the liquidation of BASE subject to article 634 of the Belgian company’s code. Section 634 of the Belgian Company Code entitles interested parties to claim the liquidation of a company if its net equity amounts to less than EUR 61,500. As of December 22, 2003, KPN Mobile increased the net equity of BASE to an amount above EUR 61,500, thus invalidating Proximus’ claim for liquidation.

Risk factors

Our business is subject to various risks relating to changing competitive, economic, political, regulatory, legal, social, industrial, business and financial conditions. These conditions are described below and discussed in greater detail elsewhere in this Annual Report. The following risk factors could harm our business, financial condition and/or operating results, adversely affect our revenues and profitability, and possibly lead to a drop in the trading price of our shares.

The markets in which we operate are highly competitive and our principal businesses face significant competition.  If we are unable to compete effectively, this could lead to loss of revenue, reduced margins and loss of market share.

Our Fixed division faces heightened competitive pressures as a result of regulatory changes, such as those allowing for Carrier (Pre-) Select services, number portability and main distribution frame access, which have increased the ease with which our customers can use the services of other telecommunications carriers in preference to our own. These competitive pressures have resulted in declines in prices and in our market share in the last three years and may result in lower revenues and profits from our Fixed division business in the future. Furthermore, our Fixed division business may produce lower revenues in the future as a result of increased competition from both other fixed-line operators and from mobile operators due to a shift in usage patterns away from fixed-line and in favor of mobile usage, as well as from leased line to IP networks. Customer care and satisfaction is increasingly important given the increased competition. If we should not succeed in improving customer satisfaction, we could be at a competitive disadvantage, which would harm our operating results.

Our Mobile division business faces increased competitive pressure from existing and new market participants in all our markets. Competition based on price, subscription options offered, coverage and service quality remains intense and we expect pressure on calling rates to remain high as we compete with other operators for market share. Our traditional mobile markets have become increasingly saturated. As a result, the focus of competition is shifting from customer acquisition to customer retention and customer satisfaction efforts. Substantial expenses are required for customer retention and satisfaction efforts, and significant customer defections would have an adverse effect on the results of our operations.

We face competition from a variety of competitors, including, but not limited to, existing fixed and mobile network operators, operators offering new mobile network services such as wireless fidelity services (WiFi), providers of higher speed xDSL services, and others. Some of these competitors are smaller and may be more flexible and responsive than us. Other competitors may operate on a broader scale and have more financial resources and capital at their disposal, enabling them to compete more effectively than us, for instance, in terms of price, time-to-market with new products and services, network quality and network rollout, and customer care and satisfaction. For example, our mobile subsidiaries E-Plus in Germany and BASE in Belgium are both the third largest operator in their respective markets, with the top two operators having a significantly higher market share and an ability to exert significant influence over the market and over declining margins. As a result, our subsidiaries may be at a competitive disadvantage and could rapidly lose market share. In addition, our level of indebtedness could adversely affect our competitive position and business, make us more vulnerable to adverse economic and industry conditions and limit our ability to respond to changes in our business, especially as compared to competitors with less debt.

The markets in which we operate undergo rapid technological changes, requiring us to make substantial investments in our business on an ongoing basis to grow and remain competitive.

Since our markets are undergoing rapid technological change, our future success depends, in part, on our ability to anticipate and adapt in a timely manner to those technological changes. To remain competitive, we must continually improve the speed and features of our existing products and services and develop attractive new products and services for our customers, such as General Packet Radio Service (GPRS), i-mode and UMTS products and services. We may not succeed in developing, introducing or improving these items in an economical or timely manner, or at all. Our competitors may be able to improve existing products and services or develop and introduce new products and services faster than we are able to. The changes require substantial ongoing investments if we are to achieve organic growth and remain competitive. We must also correctly estimate customer demand, and there is the risk that the new products and services introduced by competitors will be preferred over our new products and services.

We have made substantial investments in UMTS licenses in our core markets.  We may not generate a sufficient return on these investments and our depreciation, amortization and other charges will increase substantially when our UMTS networks become operational.

We have made substantial investments in UMTS licenses in our core markets. There may be significant delays in receiving the requisite number and type of handsets and equipment needed for UMTS products and services. The size of the market for these products and services is as yet unknown and may fall short of expectations as UMTS technology may prove not to be superior to existing or other future technologies. For instance, the launch of UMTS services in the United Kingdom has so far fallen short of expectations. We cannot be certain that the demand for UMTS services will justify the related costs. In some locations, the investments, although required under the licenses, may not be commercially desirable. In addition, we have a number of significant competitors in each of our geographic markets. Our competitors may be able to build out their UMTS networks more economically or quickly than we can. This could place us at a competitive disadvantage in providing UMTS services in the relevant market. While network sharing is intended to reduce costs, we cannot give any assurance that this will be the case or that we will be able to make such network sharing work commercially or technically. If our UMTS strategy is not successful, our operating results and financial condition, as well as our business strategy, are likely to be adversely affected.

Since our UMTS networks are not yet operational, we have not yet amortized our UMTS licenses although we have incurred significant impairment charges. We expect our capital expenditure on the rollout of our UMTS networks to amount to EUR 1.2 billion during 2004 and 2005. When our UMTS networks become operational, we will begin to recognize substantial amortization charges with respect to these licenses and investments. In addition, we expect to incur significant marketing costs and other costs in relation to the launch of our UMTS services. As a result, our net income can be expected to decrease except to the extent enhanced earnings from UMTS networks offset such charges.

The ongoing and significant changes in our business may be disadvantageous for us and may lead to a decline in our operating results.

Due to the introduction of carrier preselection and Internet originating services (whereby Internet service providers can establish a direct billing relationship with their customers for Internet usage), the traffic volumes in our traditional fixed telephony services are shifting towards our carrier services, IPS and Internet providers, which generate lower revenues and margins. Furthermore, our number of connected households is decreasing as a result of substitutions of fixed lines by mobile connections and increased competition from other fixed-lined operators. However, growth in the traditional mobile telecommunications industry has slowed significantly. In addition, mobile customer retention costs have increased and may continue to increase as the trend towards more frequent replacement of handsets shortens the payback period for handset subsidies. Mobile customers are also migrating towards cheaper service solutions. Our operating results, which are increasingly dependent on the mobile business, may be adversely affected if the mobile telecommunications markets in which we operate do not expand, or we are unable to retain our existing customers, stimulate increases in customer usage, control customer retention costs, and maintain or increase prices.

Internet related traffic volume has shown substantial growth during the last few years. This has led to a situation in which a substantial percentage of our local traffic is Internet related. Future developments of Internet applications or content may cause increased bandwidth demand. As the tariffs for Internet related traffic currently are relatively low, future investments in our infrastructure to address increased demand may not yield the levels of return that we have enjoyed in the past, which could lead to deteriorating margins.

Changes in markets and our business plans have resulted, and may in the future result in substantial write-downs of the carrying value of our assets.

Our regular review of the carrying value of our assets (including our intangible, tangible and financial fixed assets) has resulted in significant impairments, and we may in the future be required to recognize additional impairment charges. Events in the technology and telecommunications markets, including significant declines in stock prices, market capitalization and credit ratings of other participants, as well as the ongoing review and refinement of our business plans, have resulted, and may in the future result in substantial impairment write-downs of our intangible or other assets. In addition, we have been and may be required in the future, to recognize increased depreciation and amortization charges if we determine that the useful lives of our fixed assets are shorter than we originally expected.

We depend on our relationship with various partners and suppliers and any disruption in these relationships may adversely affect our business.

Our businesses depend upon our ability to obtain adequate supplies of telecommunications equipment and related software, our contractors’ ability to build and roll out telecommunications networks on schedule, and our suppliers’ ability to deliver dependable technical support. Due to the downturn in economic conditions, some of our suppliers may cease to do business. We cannot be certain that we will be able to obtain quality telecommunications equipment and support from alternative suppliers, particularly in relation to new technologies, on a timely basis if our existing suppliers are unable to satisfy our requirements. This could lead to an interruption in the operation and build-out of our networks, which would harm our financial condition and results of operations. In addition, as part of our cost reduction program we have sold a substantial part of what we considered to be our non-core assets. A significant part of the services previously rendered to us by these non-core assets are now provided to us by new owners of the assets, or other external suppliers. We depend on our relationship with these suppliers, especially Atos Origin, for the continuation of these services, some of which are vital to our business.

Regulatory decisions and changes in the regulatory environment could adversely affect our business.

In our Fixed division, most of our network activities in the Netherlands are subject to significant regulatory bodies. These authorities regulate, among other things, the prices we may charge for many of our services and the extent to which we have to provide services to our competitors. In recent years, the effect of these authorities has been to compel us to reduce our prices. Regulatory authorities may increase the severity of the pricing controls, extend the range of services to which regulations apply (including any new services that we may offer in the future), and extend the services that we have to provide to our competitors. These regulations may adversely affect our market share, the severity of competition and our future profitability.

In our Mobile division, we have to comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of our mobile networks and services. Decisions by regulators regarding the granting, amendment or renewal of licenses, to us or to third parties, could adversely affect our future operations. We cannot provide any assurances that governments in these countries will not issue telecommunications licenses to new operators whose services will compete with us. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect us. Additionally, decisions by regulators could further adversely affect the pricing for services we offer.

Implementation of new European directives regarding Open Network Provisions may lead to further regulation of our business.

The amendment act implementing the new European directives regarding Open Network Provisions, which were to be transposed into Dutch law by July 25, 2003, is expected to become effective in the spring of 2004. These directives set out a framework within which national regulators may impose ex ante regulations on companies with an individual or collective significant market power in certain relevant markets, such as the markets for wholesale broadband access (bit-stream) and voice call termination on individual mobile networks as predefined by the European Commission. The national regulators may also define new markets. This may lead to further regulation of our business and adversely affect us.

Network interruptions or service slowdowns caused by local or global system failures, or misuse of our network and related applications as a result of inadequate security, may result in reduced user traffic, reduced revenue and harm to our reputation and business operations.

Our ability to operate our businesses depends significantly upon the performance of our technical infrastructure. Failures in power supply by power companies are increasing in the Netherlands and may harm our technical infrastructure. Although our critical infrastructure equipment has power interruption backup facilities, these facilities may prove not to be adequate during a prolonged interruption. Our technical infrastructure is also vulnerable to damage or interruption by floods, fires, telecommunication failures and similar events. It also may be subject to break-ins, sabotage, terrorism, vandalism and similar misconduct. Furthermore, the security of our network and related applications may be inadequate, which may result in access and misuse by hackers and other unauthorized users and may adversely affect our operations. The occurrence of a natural disaster or other unanticipated problems at our facilities, or any other damage to, misuse or failure of our systems, could result in interruptions in our service. System failures, including failure of our network and the networks used by our suppliers, and hardware or software failures or computer viruses, could also affect the quality of our services and cause temporary service interruptions, resulting in customer dissatisfaction, penalties and reduced traffic volumes and revenue. Any of these factors could harm our business, financial condition and operating results.

Our Mobile division’s business may be hampered as a result of more stringent regulation of the electromagnetic field strengths of mobile transmission equipment and alleged health risks of mobile telephones and transmission equipment.

Our Mobile division’s business is increasingly subject to more stringent regulation of electromagnetic field strengths of mobile transmission equipment. Regulators have already imposed restrictions and may even impose greater restrictions on the construction of base station towers, the upgrade of networks and the replacement of existing antennae and other related infrastructure. As a result, we are experiencing difficulties and delays in obtaining building permits for our mobile transmission equipment. This may prevent us from completing our network build-outs, providing new services and fulfilling UMTS license terms. Any of these factors could harm our business, financial condition and results of operations and may place us at a disadvantage in relation to our competitors.

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

Future downturns in financial markets may result in further shortfalls for our pension funds and additional funding obligations for us. Any pension funding obligations may adversely affect our operating results and financial condition.

We are obliged to fund any shortfall in our pension funds if coverage ratios fall below certain thresholds. We estimate that as of December 31, 2003 the total shortfall equaled approximately EUR 305 million, which has to be paid in 6 years. In accordance with the current payment schedule, an amount of EUR 52 million was paid in May/June 2003. The next pension charge has to be paid in the second quarter of 2004 and will be calculated based on the coverage ratio of the pension funds in December 2003. We expect that this next pension charge will equal approximately EUR 21 million. The actual outcome of the amounts to be paid may differ from the estimates we used. Each year, the amount of the pension shortfall is recalculated taking into account the then applicable coverage. If financial markets do not recover in future years and coverage ratios fail to improve significantly, then the obligation to fund the shortfall will continue to exist and may increase.

The State of the Netherlands may sell large blocks of our shares and this could significantly depress the market price of our shares. The State’s interests may diverge from ours and could hamper our development.

The State of the Netherlands owns 481,966,893 (19.3%) of our outstanding ordinary shares. The State has announced that it intends ultimately to withdraw as a holder of our shares, including the special share, subject to market conditions. Any sale by the State of the Netherlands of a significant number of our ordinary shares, or the public perception that such sales could occur, may cause the market price of our ordinary shares to decline significantly and may also make it more difficult for us to sell our ordinary shares in the future. The State of the Netherlands also holds a special share, which gives it significant voting rights relating to the approval of fundamental changes in our Group structure.

Our share price has been, and may continue to be, volatile.

Since early 2000, world stock markets have experienced substantial declines and volatility that has affected the market prices of equity securities of many telecommunications companies, including our company.  This has led to large swings in trading prices in short periods of time and has not always been related to the operating performance of the companies concerned. The market price or value of our shares has been volatile.

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

•                  the build-out of UMTS networks, the development of compatible handsets, delays in the roll-out of UMTS services and networks and costs relating thereto;

•                  competitors’ positions in the market;

•                  changes in the financial estimates by securities analysts;

•                  our earnings releases and the earnings releases of our competitors;

•                  the outcome of legal proceedings;

•                  fluctuations in foreign exchange rates and interest rates; and

•                  international political and economic conditions.

We are involved in several legal proceedings. Such proceedings could eventually lead to payments of claims and damages or otherwise harm us.

On July 10, 2001 a writ of summons was served upon us by one of our shareholders, the corporate monitoring foundation SOBI (Stichting Onderzoek Bedrijfsinformatie). SOBI has filed a claim with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal that seeks the annulment of our annual financial statements for 2000. SOBI believes that the accounting was incorrect with respect to the transactions with NTT DoCoMo contained therein, in which NTT DoCoMo acquired 15% of KPN Mobile; the transactions with BellSouth, in which KPN Mobile acquired a 77.49% interest in E-Plus; and the valuation of goodwill and the valuation of the UMTS licenses acquired by KPN Mobile. On November 7, 2002, the Enterprise Chamber issued an interlocutory judgment ordering KPN to prove certain items of its statement of defense. We provided written evidence to defend our views on November 28, 2002. In addition, we provided witnesses for testimony at the Enterprise Chamber to further support these views. The witnesses were heard between March and May 2003. At the end of January 2004, we had our second pleading. A final judgment by the Enterprise Chamber is expected in the spring of 2004. This judgment will be subject to appeal before the Supreme Court of the Netherlands. While we do not believe that there is any merit to SOBI’s claim, a judgment in SOBI’s favor could lead to other claims or consequences, including restatement of our accounts that could harm our results and financial condition.

For a discussion of other legal proceedings, please refer to the section titled ‘Commitments, contingencies and legal proceedings’ in our Consolidated Financial Statements.

We may be subject to additional tax liabilities in the future, including as a result of audits of our income tax returns.

The tax authorities may audit our tax returns and may disagree with the positions taken on those returns.  We recently reached a significant settlement with the Dutch tax authorities regarding the tax consequences of the legal restructuring of our German mobile activities as well as the financial restructuring of KPN Mobile.  For more information please refer to Note [9] of the Consolidated Financial Statements.

An adverse outcome resulting from any settlement or future examination of our tax returns may subject us to additional tax liabilities and may adversely affect our liquidity and annual effective income tax rate.  In addition, any examination by the tax authorities could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

If we are not successful in further decreasing our debt or in refinancing our significant debt maturities, or if we are not able to meet financial and other covenants, our business and financial condition may be at risk.

The timely payment of amounts due in the near and medium term on our outstanding debt requires substantial cash resources. For example, approximately EUR 1 billion matures in 2004, approximately EUR 2.4 billion matures in 2005 and approximately EUR 2.1 billion in 2006.

We plan to service this debt with our operating cash flow or by refinancing the debt. Financing and refinancing conditions will largely depend on future market conditions, our credit ratings, telecommunications industry ratings in general, and our results of operations and future prospects, and we cannot be certain that financing will be available to us on favorable terms, if at all.

In April 2003, we entered into a EUR 1.5 billion syndicated multi-currency revolving credit facility, which we maintain as a back-stop facility and that is currently undrawn. This facility, with a final maturity in April 2006 (with a possible extension of one year at our discretion if we have a credit rating of at least BBB with Standard & Poor’s and at least Baa2 with Moody’s, both with a stable outlook), requires ongoing compliance with financial and other covenants. If we fail to comply with these covenants in the future, we may be required to immediately repay outstanding indebtedness, if any, under this facility, or we may be unable to access funding under this facility. In addition, a default under this facility may trigger defaults under certain of our other financing arrangements, requiring us to repay other indebtedness as well.

OPERATING RESULTS

Our Financial Statements are prepared in accordance with Dutch GAAP, which varies in certain significant respects from US GAAP. Information relating to the nature and effect of such differences is presented in ‘Information on US GAAP’ in the Notes to the Consolidated Financial Statements.

Overview

Following is an overview of our performance, our general trends and main sources of revenues and expenses. For further detailed information on division results, please refer to the separate sections per division.

RECENT PERFORMANCE

The following table presents a three-year summary of our performance:

THREE-YEAR PERFORMANCE RECORD

Amounts in millions of euro	2003	2002	2001

Total operating revenues	12,907	12,784	12,859
Operating expenses	9,799	18,365	27,295
Operating result	3,108	-5,581	-14,436
Financial income and expense	-862	-1,178	5,468
Profit/(loss) before taxes	2,246	-6,759	-8,968
Taxes	257	-983	-11
Income from participating interests	161	-1,700	-81
Group profit/(loss) after taxes	2,664	-9,442	-9,060
Minority interests	67	-100	1,565
Profit/(loss) after taxes	2,731	-9,542	-7,495

Operating revenues

A three-year summary of operating revenues by division is provided below:

Amounts in millions of euro	2003	2002	2001

Fixed division	7,399	7,376	7,320
Mobile division	5,379	5,312	4,673
Other activities 1)	1,364	1,264	2,148
Inter-division revenues 2)	-1,235	-1,168	-1,282
Total operating revenues	12,907	12,784	12,859

(1)          Includes supplies of products and services by our Other activities to entities outside the Group.

(2)          Includes inter-division supplies of products and services within our divisions.

In 2003, total operating revenues increased by 1.0% to EUR 12,907 million. The main developments in operating revenues in 2003 as compared to 2002 were:

Operating revenues in the Fixed division increased by 0.3% to EUR 7,399 million. This small increase was achieved despite some loss of market share. The shift from retail volumes to wholesale volumes,

competition from Carrier (Pre)Select (which allows customers to choose their own carrier), fixed-to-mobile substitution and migration to ADSL led to a decline in revenues. Furthermore, a decrease was notable in the Fixed division due to the deconsolidation of SNT Scandinavia and SNT France, lower revenues at our Fixed Network Operator as a result of fewer services provided to our other units due to further cost reductions in this unit, and lower revenues from leased lines.  However, these developments were offset by higher wholesale volumes and increased ADSL subscriptions. The small increase in revenues in the Fixed division in 2003 was further strengthened through the completion of the Mobirail and Tetraned projects, which generated additional revenues of EUR 128 million (completion of the network construction and revenues from exploitation).

The Mobile division reported a growth of 1.3% to EUR 5,379 million. Higher traffic revenues (the customer base grew from 13.4 million to 14.7 million) and the net consolidation effects (the full consolidation of E-Plus as of March 13, 2002 and the deconsolidation of Pannon GSM as of February 4, 2002) generated the increase in revenues. In 2003, mobile revenues also reflected the termination agreement between MobilCom and E-Plus (EUR 222 million) and the book gain on the disposal of UMC (EUR 15 million), although these items generated less revenue than the book gain on the sale of Pannon GSM (EUR 335 million), the settlement of Indonesian intermediate holding companies of Telkomsel (EUR 30 million) and the results of the termination agreement between Quam and E-Plus (EUR 210 million) in 2002.

Operating revenues in Other activities increased by 7.9% to EUR 1,364 million. This increase primarily reflects the book gain on the sale of Directory Services (EUR 435 million) and Inmarsat (EUR 26 million) in 2003. This increase was in part offset by the deconsolidation effects of Network Construction (effectuated in 2002) and Directory Services in 2003 as well as the book gain on the sale of non-core real estate (EUR 39 million) in 2002.

In 2002, total operating revenues decreased by 0.6% to EUR 12,784 million. The main developments in operating revenues in 2002 compared to 2001 were:

Operating revenues in the Fixed division increased by 0.8% to EUR 7,376 million. Increases in revenues resulting from the termination of free internet, the introduction of Internet-originating services (which caused a shift from retail to wholesale volumes), continuing growth in ADSL in the retail market and the growth in customer contact activities (SNT) more than offset lower traffic revenues due to lower volumes at our business unit Fixed Telephony.

Operating revenues in the Mobile division increased by 13.7% to EUR 5,312 million in 2002. The increase reflects the book gain on the sale of Pannon GSM (EUR 335 million), the settlement of Indonesian intermediate holding companies of Telkomsel (EUR 30 million) and the results of the termination agreement between Quam and E-Plus (EUR 210 million) in 2002, offset in part by the sale of Telkomsel in 2001 (EUR 346 million). In addition to the increase in airtime revenues and monthly subscription fees, revenues in 2002 also reflect net consolidation effects, such as the full consolidation of E-Plus as of March 13, 2002, BASE as of February 7, 2001 and the deconsolidation of Pannon GSM as of February 4, 2002.

Other activities reported a decrease of revenues by 41.2% to EUR 1,264 million. This decrease is primarily a result of the net effect of the sale of non-core assets and deconsolidation of KPNQwest as of November 30, 2001. In 2002 the book profit on various asset sales totaled EUR 39 million, compared to the sale of 10% of our share in KPNQwest (EUR 51 million), the sale of Datacenter (EUR 59 million) and the sale of non-core real estate (EUR 41 million) in 2001. Furthermore, KPN EnterCom and Xantic reported a decrease in revenues, following a lower level of activities and sales.

Operating expenses

A three-year summary of operating expenses by division is provided below:

Amounts in millions of euro	2003	2002	2001

Fixed division	5,686	6,381	6,805
Mobile division	4,332	11,566	18,803
Other activities (1)	1,016	1,586	2,969
Inter-division expenses (2)	-1,235	-1,168	-1,282
Total operating expenses	9,799	18,365	27,295

(1)          Includes supplies of products and services by our Other activities to entities outside the Group.

(2)          Includes inter-division supplies of products and services within our divisions.

In 2003, total operating expenses decreased by 46.6% to EUR 9,799 million. The main developments in operating expenses in 2003 compared to 2002 were:

Operating expenses in the Fixed division decreased by 10.9% to EUR 5,686 million. Operating expenses in 2003 included a charge for restructuring activities (EUR 7 million), the loss on the sale of SNT France (EUR 5 million), a write down of short term receivables (EUR 6 million) and impairments on tangible fixed assets (EUR 42 million) and goodwill within SNT (EUR 38 million). These items in 2003 were more than offset by the write-down of certain assets held for sale and inventories as well as costs related to the settlement of various issues due to the bankruptcy of KPNQwest (EUR 100 million), a release of the restructuring provision (EUR 3 million), an impairment of tangible fixed assets of KPN Belgium (EUR 100 million) and an impairment of tangible fixed assets relating to KPNQwest (EUR 87 million) in 2002. The decrease in operating expenses in 2003 also reflected operating costs and workforce reductions, decreased depreciation charges through investment optimization programs, as well as improved purchase conditions for maintenance activities.

The Mobile division reported a decrease in total operating expenses of 62.5% to EUR 4,332 million in 2003. This decrease was heavily impacted by goodwill impairments of E-Plus and BASE (EUR 1,852 million), the license impairments of E-Plus and BASE (EUR 5,412 million) and the capital tax on the conversion of shareholder loans (EUR 77 million) and the release of the restructuring provision (EUR 2 million) in 2002, further strengthened by the partial reversal of the GSM license impairment of BASE (EUR 103 million), a partial refund of capital tax paid last year (EUR 33 million) and the release of the restructuring provision (EUR 1 million) in 2003. The decrease in expenses was partly offset by increased expenses as a result of the net consolidation effects, relating to the acquisition of E-Plus and the disposal of our interest in Pannon GSM, and increased costs of materials, traffic expenses, marketing and sales expenses and commissions and bonuses. As a consequence of the impairment charges recorded in 2002, the decrease of total operating expenses was further strengthened by a decrease of depreciation, amortization and impairment charges.

Operating expenses in Other activities decreased by 35.9% to EUR 1,016 million. The operating expenses in 2003 included a charge for restructuring activities (EUR 26 million), an impairment on intangible fixed assets (EUR 15 million) and an impairment of goodwill within Xantic (EUR 46 million). These items were more than offset by the book loss on sale of Network Construction (EUR 68 million), a charge for restructuring activities (EUR 82 million), an impairment of goodwill KPNQwest (EUR 31 million) and an impairment of tangible fixed assets relating to KPNQwest (EUR 6 million) in 2002. Operating expenses also decreased due to reduced retail activities, deconsolidation of the directory services and lower depreciation, amortization and impairment charges.

In 2002, total operating expenses decreased by 32.7% to EUR 18,365 million. The main developments in operating expenses in 2002 compared to 2001 were:

Operating expenses in the Fixed division decreased by 6.2% to EUR 6,381 million. This decrease was caused by an addition to the restructuring provision amounting to EUR 361 million in 2001, partially offset by a release in the restructuring provision (EUR 3 million), the write-down of certain assets held for sale and inventories as well as costs related to the bankruptcy of KPNQwest (EUR 100 million), an impairment of tangible fixed assets of KPN Belgium (EUR 100 million) and an impairment of tangible fixed assets relating to KPNQwest (EUR 87 million) in 2002. Furthermore, the success of cost reductions, which started in the second half of 2001, combined with lower depreciation charges through investment optimization programs were partially offset by higher purchasing expenses related to the increase in wholesale volumes.

The Mobile division reported a decrease in total operating expenses of 38.5% to EUR 11,566 million in 2002. In 2001, total operating expenses were heavily impacted by goodwill impairments of E-Plus (EUR 13,701 million) and Hutchison 3G UK (EUR 135 million) and a charge for the restructuring provision (EUR 18 million), compared to impairment charges relating to the goodwill of E-Plus and BASE (EUR 1,852 million) and the UMTS license of E-Plus and UMTS/GSM licenses of BASE (EUR 5,412 million) and the capital tax on the conversion of shareholder loans (EUR 77 million) and the release of the restructuring provision (EUR 2 million) in 2002. Furthermore, lower costs of handsets, bonuses and commissions paid to dealers, marketing costs and depreciation, amortization and impairment charges (due to larger impairments in 2001) contributed to the decrease of total operating expenses, despite offsetting consolidation effects relating to the acquisition of E-Plus and the disposal of Pannon GSM.

Operating expenses in Other activities decreased by 46.6% to EUR 1,586 million. The 2001 operating expenses included a restructuring provision (EUR 326 million) and impairments on PanTel (EUR 57 million) and Český Telecom (EUR 182 million). These items in 2001 were not entirely offset by the book loss on sale of Network Construction (EUR 68 million), a restructuring provision (EUR 82 million), an impairment of goodwill KPNQwest (EUR 31 million) and an impairment of tangible fixed assets relating to KPNQwest (EUR 6 million) in 2002. Other important factors contributing to lower total operating expenses were the deconsolidation effects of KPNQwest and KPN Lease and our reorganization and cost reduction programs.

Operating result

The following table is a three-year summary of our operating result by division:

Amounts in millions of euro	2003	2002	2001

Fixed division	1,713	995	515
Mobile division	1,047	-6,254	-14,130
Other activities	348	-322	-821
Total operating result	3,108	-5,581	-14,436

For a discussion of the factors underlying the developments in operating results, we refer to the above sections on operating revenues and operating expenses.

Financial income and expense

Financial income and expense is comprised of the balance of our interest and similar income and interest and similar expense.

In 2003, net financial expense amounted to EUR 862 million (2002: net financial expense of EUR 1,178 million). The decrease reflects the regular and early redemptions (and the costs associated with these redemptions) of outstanding loans during 2002 and 2003. The costs associated with the early redemptions in 2003 amounted to approximately EUR 69 million (2002: EUR 120 million).

In 2002, net financial expenses amounted to EUR 1,178 million (2001: financial income of EUR 5,468 million). Financial income in 2001 included the release of BellSouth’s exchange right (EUR 6,848 million) and the mark-to-market adjustment of our interest in eircom/Eircell (EUR 63 million). The interest expense in 2002 was lower than 2001 as a result of the reduction of our interest-bearing debt, partly offset by costs of approximately EUR 120 million associated with the early redemptions of several loans in 2002.

Tax on profit or loss

In 2003, the total tax benefit amounted to EUR 257 million; the effective tax rate was –11.4%. In 2002, the tax charge amounted to EUR 983 million; the effective tax rate was –14.5%.

The tax charge in 2003 was influenced significantly by the agreement reached with the Dutch tax authorities. This agreement resulted in a tax benefit of EUR 1,080 million, being a tax benefit at Koninklijke KPN of EUR 2,105 million and a tax charge at KPN Mobile of EUR 1,025 million. The main elements of the agreement are discussed below under “Agreement with Dutch tax authorities.”

Even without the effects of this agreement, our effective tax rate differs substantially from the Dutch statutory tax rate of 34.5% as a result of partly recognized tax assets in relation to losses carried forward and non-taxable gains and losses. The activities in the Netherlands generate taxable profits, which result in a tax charge on these profits. KPN Mobile is a separate fiscal unit. Within KPN Mobile, the German activities are in a loss-making position. Current tax legislation in Germany provides for an indefinite carry-forward period.

We have reduced the valuation allowance on the deferred tax asset for trade tax losses carried forward of E-Plus to the extent that trade tax losses can be compensated in the foreseeable future with expected trade tax profits. These expected trade tax profits are mainly the result of the limitation of the deductibility of interest caused by German tax legislation, becoming effective as from January 1, 2004. This new legislation in combination with the most recent business cases resulted in the reduction of the aforementioned valuation allowance by EUR 87 million. In calculating the valuation allowance, we took into account the new German tax loss compensation rules, which only limits the annual loss compensation.

In 2002, we set up valuation allowances for previously recognized deferred tax assets for losses carried forward at E-Plus (EUR 275 million on recognized deferred tax assets for trade tax losses carried forward) and BASE (EUR 331 million on recognized deferred tax assets for corporate tax losses carried forward) as the most recent business cases at that time resulted in uncertainties.

In 2002, we waived EUR 300 million of our shareholder loans to KPN Belgium and BASE, resulting in a tax benefit in the Netherlands of EUR 104 million. The corresponding gains in Belgium were offset against prior years’ net operating losses and therefore did not result in a tax charge.

Agreement with Dutch tax authorities

For Dutch tax purposes, Koninklijke KPN (owner of the majority of KPN’s fixed activities) and KPN Mobile are separate fiscal unities and therefore different taxpayers. In February 2001, we finalized the legal restructuring of our activities in Germany, which resulted in a German partnership structure that is transparent for German corporate income tax purposes and in consequence constitutes a permanent establishment of KPN Mobile for German tax purposes, covering all of KPN Mobile’s German operations, including its 77.49% interest in E-Plus. On March 13, 2002, Bellsouth exercised its exchange right and Koninklijke KPN acquired the remaining 22.51% interest in E-Plus.

In December 2002, we restructured our Mobile activities in order to arrive at a more transparent financial structure and to strengthen KPN Mobile’s financial position. This financial restructuring consisted of various steps under which Koninklijke KPN converted EUR 14 billion of outstanding shareholder loans into 7 billion newly issued ordinary KPN Mobile shares with a nominal value of EUR 2 per share. In addition, Koninklijke KPN sold its EUR 2.2 billion shareholder loans in E-Plus to KPN Mobile for an amount of EUR 0.6 billion. Subsequently, the financial restructuring led to a capital injection in E-Plus of EUR 1.9 billion, and E-Plus repaid its project financing for the same amount.

The tax consequences of the legal and financial restructuring have been discussed with the Dutch tax authorities. This resulted in an agreement.  The key elements of the agreement can be summarized as follows:

•      Upon conversion of the EUR 14 billion shareholder loans, Koninklijke KPN realized a loss for tax purposes of EUR 6 billion, which can be used to offset profits of 2002 and 2003. The remaining fiscal loss can be carried forward indefinitely to shelter future taxable profits of Koninklijke KPN. KPN Mobile must recognize a corresponding taxable gain of EUR 6 billion.

•      The German partnership structure of E-Plus is transparent for Dutch tax purposes and, as a consequence, KPN Mobile is deemed to carry on business in Germany through a permanent establishment.

•      The interest accruals on the shareholder loans to E-Plus are ignored for Dutch tax purposes. For KPN Mobile EUR 500 million of related interest expense on the loan to Koninklijke KPN is not tax deductible in the Netherlands.

•      The fiscal losses incurred by the German permanent establishment were set at EUR 11.5 billion. For Dutch tax purposes, these losses can be used to offset the Dutch operating profits of KPN Mobile. Future profits of the permanent establishment will however be included in the taxable results in the Netherlands until the entire loss of the German permanent establishment has been recaptured. Thereafter profits of the German permanent establishment are exempt from Dutch taxation. For this purpose, the reversal of the loss of the permanent establishment is computed on the basis of the operating results of E-Plus before depreciation, amortization and impairments, including “exceptional items” if any. Should KPN reverse impairments on intangible assets of E-Plus, a corresponding gain should be recognized for tax purposes up to a maximum of EUR 2 billion, to be included in the taxable profits of the permanent establishment in five annual installments. Finally, in the currently not anticipated event that KPN disposes of its investment in E-Plus, this could result in a taxable gain for Dutch tax purposes to the extent prior losses are not fully recaptured at that time.

Koninklijke KPN realized a taxable loss for an amount of EUR 6 billion at the end of 2002. For this carry forward loss we have recognized a deferred tax asset of EUR 2,070 million (34.5% of EUR 6 billion), since we expect to recover the taxable loss within a foreseeable time. Interest received on the loans to E-Plus is ignored for Dutch corporate income tax. Since Koninklijke KPN recorded the interest income on its loans to its German operations as taxable income in the past, EUR 35 million tax benefits have been recorded following the compromise. Based on this compromise and depending on general economic, market and business developments Koninklijke KPN expects to move into a taxpaying position not earlier than 2006.

KPN Mobile realized a taxable gain for an amount of EUR 6 billion at the end of 2002. The tax charge relating to this gain is EUR 2,070 million.

Interest received on the loans to E-Plus is ignored for Dutch corporate income tax purposes. For KPN Mobile EUR 500 million of related interest expense on the loan to Koninklijke KPN is not tax deductible in the Netherlands. This resulted in a tax charge of EUR 173 million.

Since KPN Mobile recorded the interest income on its loans to its German operations as taxable income in the past, a EUR 1,218 million release of the deferred tax liability has been recorded following the compromise.

The net effect from the compromise for KPN Mobile is a tax charge of EUR 1,025 million and a deferred tax liability for the same amount. This tax liability is deferred since the KPN Mobile gain of EUR 6 billion is offset by the EUR 11.5 billion tax losses incurred by the German branch of KPN Mobile. KPN Mobile will not pay taxes as long as its accumulated fiscal losses available for future compensation, including the loss of the German branch, exceeds the taxable profits.

For the losses of the German permanent establishment available for Dutch tax purposes no deferred tax asset has been accounted for since it has no permanent character.

At December 31, 2003 the accumulated losses of the German permanent establishment for Dutch tax purposes amounted to EUR 10,658 million.

Based on this compromise and depending on general economic, market and business developments KPN Mobile expects to move into a taxpaying position not earlier than 2006.

Based on our current estimates we expect that approximately 70% of our deferred tax liability has to be paid within five years.

Income from participating interests

In 2003, income from participating interests amounted to a profit of EUR 161 million (2002: EUR 1,700 million loss). This income included the reversals of the impairment charges on our investments in Hutchison 3G UK (EUR 119 million) and Ceský Telecom (EUR 46 million).

In 2002, income from participating interests amounted to a loss of EUR 1,700 million (2001: a loss of EUR 81 million). This included the write-down to the expected net realizable value of our interest in Hutchison 3G UK (EUR 1,166 million) and Ceský Telecom (EUR 156 million) as well as the full write-off of KPNQwest (EUR 270 million). In addition, the operating losses of KPNQwest were only included in income from participating interest through the first quarter of 2002.  2001 included the write-down to expected net realizable value of our interest in Hutchison 3G UK (EUR 104 million).

Minority interests

In 2003, minority interest was a profit of EUR 67 million (2002: EUR 100 million loss).  The profit in 2003 reflects the minority interests’ share in the impairment of goodwill within Xantic (EUR 12 million), the effect of the agreement relating to KPN Mobile with the tax authorities (EUR 23 million), the impairment of goodwill within SNT (EUR 15 million), the reversal of the GSM license impairment of BASE (EUR 2 million loss) and the recognition of the tax losses carry forward regarding E-Plus (EUR 1 million loss).

In 2002, minority interests amounted to a loss of EUR 100 million (2001: profit of EUR 1,565 million). Because the loss of KPN Mobile in 2001 exceeded the shareholders’ equity of KPN Mobile, only EUR 1,555 million of KPN Mobile’s results could be attributed to NTT DoCoMo. In 2002, we converted EUR 14 billion of outstanding shareholder loans to KPN Mobile into equity. As NTT DoCoMo decided not to exercise their anti-dilution rights, NTT DoCoMo’s interest in KPN Mobile diluted from 15% to 2.16%, which resulted in a loss for us of EUR 104 million related to NTT DoCoMo’s minority interest in KPN Mobile.

TRENDS

In the past decade, we have experienced significant growth in our Mobile division and in Internet and data traffic services. In order to keep pace with the fast-changing market circumstances and demands, we have invested heavily in fixed and mobile network infrastructure, acquired UMTS licenses and acquired or set up new activities and business units in new markets and countries. During the last few years, the significant expansion of our activities and the deterioration of our financial position made us reconsider and revise our strategy and restructure and refinance our activities.

In addition, the European trend towards deregulation has led to a number of new entrants in our traditional markets. OPTA, the Dutch telecommunications regulatory authority, has had and still has a significant impact on our tariffs and activities in general. Examples are cost-based tariffs for the wholesale market, unbundled access to our local loop, (local) Carrier (Pre)Select and access to our main distribution frame. In general, OPTA measures have had an adverse effect on wholesale prices. More recently, we have seen OPTA moving towards the regulation of certain tariffs in the mobile market.

Fixed division

The Fixed division consists of Fixed Networks and Business Solutions.

FIXED NETWORKS

In our traditional Fixed Telephony retail market we are losing market share and volumes due to increased competition caused by, among others, (wholesale) Carrier (Pre)Select services for long-distance calls as well as for local calls, the introduction of wholesale Internet-originating services, mobile-only solutions, increased broadband penetration and other new competitors such as cable telephony. Our Fixed Telephony unit experienced significant growth in retail volumes up until 2001, which was primarily driven by increased Internet usage. This growth was reversed in 2002 and 2003 as a result of the introduction of the internet-originating model whereby ISPs instead of Fixed Telephony bill customers for Internet minutes. This also led to a shift from retail to wholesale minutes. Furthermore, total volumes in the fixed telephony market decreased as well, resulting from increasing broadband penetration. In 2002, volumes for our Fixed Networks as a whole did not decrease as minutes shifted from retail to wholesale. However, the retail market generally has higher margins than the wholesale market.

In 2003, the volume in minutes decreased as compared to 2002 due to a further decrease in Internet volumes as a result of increased broadband penetration (ADSL), the success of the Internet-originating model and increased competition from other operators and service providers. To address these trends, we strengthened our position in the voice market by focusing on customer retention and introducing new services for consumers and small and medium-sized enterprises, such as bundled minute packages and SMS on fixed line. We increased our tariffs for calls, subscriptions and one-off connection fees in both 2002 and 2003. However, most tariffs remain subject to OPTA approval, and competition remains fierce in the voice market.

Our Carrier Services unit provides wholesale services to other operators and ISPs, enabling them to enter the market without their own network. In 2001, market conditions deteriorated, with downward pressure on prices and volumes; several operators stopped providing services. In addition, OPTA required us to provide services such as Main Distribution Frame (MDF) co-location and MDF access. These services did not develop as expected and led to higher than anticipated costs. In 2002, OPTA mandated price decreases of approximately 5%.

In July 2003, OPTA required us to further reduce the tariffs payable by operators for traffic terminating on our network by 5% (for the period from September 1, 2003 until September 1, 2004), to reduce the wholesale tariffs for calls originating in our fixed network by 10% and to reduce the tariffs for various unbundled access services by 30% on average (both for the period from July 1, 2003 until July 1, 2004). We lodged an appeal with the President of the Rotterdam District Court in interlocutory proceedings, but on October 9, 2003, the request was dismissed. We now await OPTA’s ruling on our objections. If OPTA’s ruling is upheld, we estimate that the ruling will reduce our revenues and operating result by approximately EUR 35 million per year. We believe our wholesale tariffs for terminating services are among the lowest in Europe. Our wholesale tariffs for originating services equal about the average of our competitors in Europe. Although the price decreases negatively impact our revenues, the introduction of new services, such as wholesale Internet-originating services and local Carrier (Pre)Select, has led to higher traffic volumes in our Carrier Services unit. In addition, we aim to optimize our network capacity by attracting transit volumes and international traffic, which generates a modest margin.

Our ISPs (Planet Internet, Het Net and XS4ALL) have a strong position in the Dutch market. During 2002, our ISP Het Net stopped providing free Internet and migrated its customers successfully to paid Internet without significant loss of customers. In addition, our ISPs benefited from the increasing penetration of broadband (ADSL), which was the result of intensified marketing and promotion activities and the introduction of the ADSL packages Lite, Basic and Extra (names differ per Service Provider), with customer options in speed, services and data limits. Also, the Internet-originating services offered by Carrier Services enable our ISPs to charge their customers for Internet usage and to develop their own marketing and pricing strategy. In the course of 2003, we introduced DirectInternet (direct Internet dial-in, without e-mail, portal and services) at a discounted rate. Moreover, subscriptions at (introductory) discounts are now offered in order to gain market share. We believe that these developments, together with our strong market position, provide us with a sound basis for future growth.

We started a WLAN pilot in December 2003 enabling KPN Mobile subscribers in the Netherlands to access the Internet and enterprise networks at broadband speeds at more than 200 public hotspots in the Netherlands and others abroad. In addition, Planet Internet’s customers will be able to use over 120 hotspots across the Netherlands as an extension of their ADSL subscription. WLAN combines the speed of the fixed Internet with the convenience of mobile working.

SNT reported a decrease in revenues and net income in 2003 as a result of the disposal of SNT’s French and Scandinavian activities. Furthermore, SNT accelerated goodwill amortization due to the sale of the Scandinavian and French activities. In February 2003, SNT and Capital One signed an agreement covering a long-term collaboration in Europe. We believe that the strong position of SNT in the Dutch and other European markets will provide further growth opportunities for SNT.

In 2002, we launched our restructuring program with a focus on operating efficiency, cost control, including work force reductions, and limiting capital expenditures without jeopardizing the quality and reliability of our networks and services. This has led to significant cost savings, specifically within our Fixed Network Operator unit, which is visible in the improvement of our operating result and operating cash flow in both 2002 and 2003. We continue to seek new opportunities to improve our efficiency and to generate additional cost savings.

In 2003, we introduced discount packages for the residential and business markets combining call packages with discounts. Three discount packages for the residential market offer 100, 200 or 300 local/national minutes subject to certain restrictions (in particular, this call credit can be used in the evenings and during the weekends) at a flat fee and a discount on calls that are excluded from the package. The discount package for the business market gives customers a call credit ranging from EUR 20 to EUR 1,000 per month with discounts of up to 25% depending on the call category and package. It is expected that the discount packages for the business market will improve our competitiveness and that this will be reflected in higher customer loyalty and potentially an increase in our market share.

BUSINESS SOLUTIONS

In the last few years, the demand for broadband services increased substantially. However, we have experienced significant price erosion in this area. KPN EuroRings commenced activities as of

January 2003 and provides international connectivity services. KPN EuroRings’ networks consist of fiber optic networks in the Netherlands, Germany, Belgium and the United Kingdom. KPN EuroRings has expanded its network in Europe by obtaining IRUs or lease rights in several cities and parts of Europe, including the Northern part of France, Lyon, Luxembourg, Vienna, Milan, Barcelona, Madrid, Dublin, Copenhagen, Helsinki, Stockholm, Oslo, Zurich, Geneva, Prague, Bratislava and Budapest.

We expect prices to continue to decline in the transmission market. However, we believe that we will be able to partly offset this loss of income by increased revenues from IP Services, following the expansion of our ADSL portfolio for consumers and business (IP-VPN). Additionally, the one-stop shopping concept of Integrated Solutions has proven to be successful in terms of customer retention and satisfaction.

We also expect the number of leased lines to continue to decline. Since leased lines have a high penetration in the business market, migration to IPVPN-DSL type connectivity will negatively affect the number of leased lines. We also expect an ongoing shift in the digital leased line mix to more bandwidth. Business Solutions has instituted cost reduction programs with a focus on operating efficiency, which we will continue to develop in the future.

Mobile division

We are the market leader in the Netherlands with an estimated market share of 40.2% in a competitive five-operator market. We are the third largest operator in Germany in a four-operator market and in Belgium in a three-operator market with estimated market shares of 12.7% and 15.0%, respectively.

In 2002, we introduced i-mode, the mobile data service developed by NTT DoCoMo, and at the end of 2003, we had 868,000 i-mode subscribers in our core markets. The number of i-mode subscribers has grown, particularly in the second half of 2003.

In 2001, we began to focus in the Netherlands and Germany more on high value customers (postpaid and business markets) rather than solely on market share. In the fourth quarter of 2002 we again began to focus on increasing our customer base in Germany, which resulted in an increase in the total number of customers, from 7.0 million at the end of the third quarter of 2002 to 8.2 million customers at the end of 2003.

In 2000, we acquired UMTS licenses in The Netherlands and Germany. In 2001, we acquired a UMTS license in Belgium. Under these licenses, we are obliged to meet certain population coverage targets. We believe that we will meet the targets for the rollout of our UMTS network.

The current status of the competition in the markets in which we operate, the economic climate and our intention to further grow our businesses in Germany and Belgium may result in pressure on revenue and margins. For the coming years, however, we believe that we will be able to maintain our overall market positions and grow our businesses in terms of revenues, and that we will be able to benefit from the expected increase in demand for mobile data services. Especially in Germany and Belgium we expect we will be able to distinguish ourselves in the market by offering a high-quality, competitive network and attractive services to business and other customers. We aim to gain economies of scale and synergies by managing our internal processes better.

Regulation is becoming an increasingly important issue for mobile operators. Telecommunication regulators are now focusing on mobile issues, such as roaming and mobile terminating tariffs, which has led so far to a number of legal proceedings, especially in the Netherlands. The outcome of these proceedings remains uncertain. Therefore, the outcome of these proceedings could have a material adverse impact on the results of our Mobile division.

Sale of activities and assets

During the last years, we sold a number of activities and assets. The following table sets out the impact on external revenues, operating profit and total assets of the major asset disposals (figures are based on the last full year of consolidation or, in case of participating interests, the moment of disposal):

Amounts in millions of euro	Year of disposal	Estimated impact on external revenues	Estimated impact on operating result	Total assets (5)
KPNQwest 1)	2001/2002	266	-80	1,166
Pannon GSM	2002	242	46	246
KPN Netwerk Bouw 2)	2002	None	N/a	258
Telefoongids Media	2003	122	55	100
KPN Belgium 3)	2003	69	-118	44
Planet Internet Belgium	2003	20	-15	18
UMC 4)	2003	None	None	36
Ceský Telecom 4)	2003	None	None	646
Hutchison 3G 4)	2003	None	None	119
Inmarsat 4)	2003	None	None	56
Eutelsat 4)	2004	None	None	36

1)     Sale of a 10% interest and subsequent bankruptcy.

2)     Sale of a 55% interest; we currently hold a 45% interest.

3)     Sale of all activities; we currently hold a 100% interest.

4)     Accounted for as participating interests.

5)     Equity value in case of participating interests.

In addition to the aforementioned sales, we also outsourced a number of activities, such as Datacenter, End User Services, Software House (to Atos Origin), KPN Lease (to De Lage Landen), KPN Logistics and Repair (Logistics to TNT; Repair to Teleplan), and KPN Valley (to TNO). Due to the fact that these units primarily delivered services to our other units and that these outsourced activities will continue to deliver services or products to us, the estimated impact on operating profit or loss is limited.

MAIN SOURCES OF REVENUES AND EXPENSES

Sources of revenues

NET SALES - FIXED DIVISION

The Fixed division generates revenues primarily from retail and wholesale access services on the Dutch fixed network, local, national and international telephone services as well as call services to mobile and Internet operators for both the Dutch residential and business markets. Our Fixed division also generates revenue from providing integrated wholesale transmission services. Our fees for both analog and digital services are subject to the price-cap formulas stipulated by OPTA, the regulatory body for the telecommunications industry in the Netherlands. Wholesale tariffs are subject to regulatory approval by OPTA.

Our principal sources of revenue are:

•                  Traffic fees, which include:

•                  Traffic fees with respect to the fixed switched telephone network. The fees are based on the number of seconds spent on the network, increased by a fixed call setup charge. Rates depend on the distance between callers, the time of day and the day of the week.

•                  National wholesale services. We provide these services to other telecommunications companies. Net sales for these services are primarily based on time spent on our network.

•                  International wholesale services. Rates for these services are based on time spent on our international network.

•                  Portal enabling services. These comprise services for ICM portals and third party portals, including special rate services for bulk-calling campaigns with net sales based on call time and number of calls.

•                  One-off connection fees and monthly subscription fees, which include:

•                  One-off connection fees and monthly subscription fees, charged bi-monthly, for fixed telephony.

•                  Transmission services. Sales revenues include service fees for fixed-network connections, which are based on prescribed cost-based calculations as stipulated by OPTA. Data services are generally provided based on flat fees and monthly subscription fees, depending upon capacity provided and, in the case of fixed network connections, the length of the connection.

•                  Local loop services. Net sales consist of MDF Access lines sold, monthly rental fees and initial fees paid for MDF Access and Co-location.

•      Other transmission services are, to a large extent, internal sales, since we charge our Fixed Telephony business unit and other telecommunications companies for the time spent on our local loop network.

•                  Other net sales, which include:

•                  Inbound and outbound call services and e-mail handling services, as well as sales support services and directory assistance offered via SNT. Net sales are generated from rates per call handled, call time and number of calls.

•                  Internet portal services and Internet content. Net sales from ISP services are based on monthly subscription fees (including ADSL), shares in telephone usage revenues and online advertising income. Portals include our communities and portals, which are directed at specific groups or market segments.

•                  IP services. Revenues are based on flat fees and monthly subscription fees per connection based on capacity provided. IP Dial-In Services are billed at local tariffs based on minutes used.

•                  Integrated solutions. Revenues are generated based on fees charged for component parts of services offered (such as data communication and private network services) and fees for consulting services.

NET SALES - MOBILE DIVISION

The Mobile division generates revenues primarily from the sale and provision of mobile telecommunications services, the majority of which consist of network airtime usage fees.

Our principal sources of revenue are:

•                  Traffic fees. These fees are charged at an agreed price for a fixed duration of time or capacity and are recognized as revenue based upon usage of the mobile network and facilities.  Airtime rates vary depending upon the customer’s service package (e.g. prepaid or postpaid) and on the destination and time of the call. Traffic fees include:

•                  Termination fees. These are fees charged to other telecommunications companies for calls originating on their networks and terminating on our networks.

•                  Roaming fees. These are fees received from other network operators for their clients’ calls placed on our networks.

•                  Value-added service fees. These are fees for our value-added mobile voice and data services such as i-mode, messaging services such as SMS, voice mail and information services.

•                  Traffic bundles, which are offered in combination with a subscription.

•                  Fixed monthly subscription fees. These fees are billed monthly to our post-pay contract customers for access to our network and include service fees on the handset, irrespective of their actual airtime usage.

•                  Sales of peripheral and other equipment. These include revenues from the sale of SIM cards, handsets and accessories.

NET SALES - OTHER ACTIVITIES

For a description of the sources of revenues of Other activities, please refer to the section titled ‘Information about the Company – Other activities’.

OWN WORK CAPITALIZED

Salaries, cost of materials and other direct costs, interest and indirect costs attributable to the production of property, plant and equipment for own use are capitalized and depreciated over the useful lives of the assets.

OTHER OPERATING REVENUES

These include revenues other than net sales, revenues from the sale to or participation by third parties in our group companies, joint ventures and other participations or activities.

Operating expenses

FIXED DIVISION

The principal operating expenses for our Fixed division are:

•                  Cost of materials. These consist primarily of purchases of maintenance materials, spare parts and other materials.

•                  Costs of work contracted out and other external expenses. This item includes costs of network maintenance and services by third parties and payments to other operators, such as interconnection charges.

•                  Salaries and social security contributions. These include all salary and related expenses for the employees of all units within our Fixed division.

•                  Depreciation, amortization and impairments. These include all depreciation and impairment charges on our Fixed network.

•                  Other operating expenses. This item includes selling and marketing expenses.

•                  Inter-division settlements. These include amounts charged by the Mobile division and Other activities for products and services provided to our Fixed division.

MOBILE DIVISION

The principal operating expenses for our Mobile division are:

•                  Cost of materials. These consist largely of purchase costs of handsets to be sold to customers and materials used in maintaining our mobile networks.

•                  Costs of work contracted out and other external expenses. These include the cost of access to third-party networks, the cost of network maintenance carried out by third parties and prospecting expenses, such as fees paid to distributors and other external expenses. We pay network access costs to other fixed-line or mobile network operators for our customers’ calls terminating on their networks.

•                  Salaries and social security contributions. These include all salary and related expenses for the employees within our Mobile division.

•                  Depreciation, amortization and impairments. These include all depreciation on our Mobile network, amortization on licenses in use and impairments. Our UMTS licenses are not yet amortized.

•                  Other operating expenses. These include selling and marketing expenses.

•                  Inter-division settlements. These include amounts charged by the Fixed division and Other activities for products and services provided to our Mobile division.

Fixed division

The table below sets forth a three-year summary of developments in our Fixed division:

FIXED DIVISION

Amounts in millions of euro	2003	2002	2001

Total net sales	7,363	7,322	7,275
Own work capitalized	18	31	27
Other operating revenues	18	23	18
Total operating revenues	7,399	7,376	7,320

Cost of materials	173	224	164
Costs of work contracted out and other external expenses	2,090	2,038	2,172
Salaries and social security contributions	975	1,095	1,034
Depreciation and impairments	1,315	1,604	1,491
Amortization and impairments	59	28	14
Other operating expenses	197	359	533
Inter-division settlements	877	1,033	1,397
Total operating expenses	5,686	6,381	6,805

Operating result	1,713	995	515

Major developments

In 2003, the former Fixed Networks and Business Solutions divisions merged into one Fixed division in order to reduce internal complexity. For comparative purposes, KPN will continue to separately report the operating revenues and operating profits or losses of these former divisions. With effect from January 1, 2003, within Fixed Networks, the following organizational changes took place: certain operating activities that were part of the unit Carrier Services were transferred to the unit Fixed Network Operator. The unit Consumer Internet and Media Services – that held the interests of the ISPs Planet Internet, Het Net and XS4ALL – was dissolved. Also with effect from January 1, 2003, within Business Solutions, the international activities of IP Services were transferred to KPN EuroRings. Comparative figures have been restated to reflect these changes.

FIXED NETWORKS

The substantial increase in traffic volume that we experienced until 2000 was mainly driven by the increase in Internet usage. However, the traffic volume growth flattened to modest levels in 2001 and 2002 and decreased by 5% in 2003 due to various developments. These included the OPTA stipulation in 2001 to increase the difference between our wholesale and retail tariffs, the further reductions in wholesale tariffs, the increased penetration of broadband (ADSL), the fixed-for-mobile substitution and the introduction of local Carrier (Pre)Select in August 2002, which allows customers to choose their own carrier for local traffic. Additionally, the introduction of Internet-originating services by our Carrier Services business unit as of September 1, 2001, led to a decrease in Internet traffic volumes in our Fixed Telephony business unit. This loss of traffic volumes is partly offset by an increase in the traffic volumes that our own ISPs charge to their customers for their Internet usage and an increase in wholesale traffic volumes in our Carrier Services business unit, which in general generates lower margins.

In the fixed telephony market, the business segment is gradually changing and competition continues to increase. In addition to the ongoing increase in market share of Carrier (Pre)Select operators and rapidly increasing penetration rates of broadband, mobile-only solutions and ISDN-like offerings by competitors (based on Voice over DSL concepts) are gaining market share in the consumer and business markets. This has resulted in a decrease in domestic local and long-distance traffic volumes.

In line with a reduction by each of the Dutch mobile operators of the terminating access tariffs, we reduced our fixed-to-mobile tariffs by an average of 17% as from January 2004.

The number of customers using ADSL from KPN totaled 746,000 at the end of 2003. At year-end 2003, ADSL is available to 97% of the households in the Netherlands.

The following table shows the development of total traffic volumes of Fixed Networks:

In billions of minutes	2003	2002	2001

Fixed Telephony	39.42	50.27	59.12
Carrier Services	43.52	37.32	27.20
Intra-division traffic (1)	-1.14	-1.27	-1.27
Total traffic volumes	81.80	86.32	85.05

(1)          Intra-division traffic is related to Fixed Telephony international retail minutes, which are handled by Carrier Services and charged to Fixed Telephony as international wholesale minutes.

While traffic volumes in 2001 still showed significant increases, in 2002 total traffic volumes (in minutes) increased at a slower rate and in 2003 total traffic volumes decreased. Several factors are responsible for this trend. In addition to increased fixed-line competition and unfavorable economic conditions, mobile operators have also emerged as a more important competitor for domestic voice, reflecting the gradual change in cultural usage patterns. We believe that about 8% of Dutch households currently use mobile-only solutions. The most important factor behind this negative trend, however, is the decline in Internet traffic minutes (handled by Fixed Telephony). Both the introduction of Internet-originating business models for our ISPs and external ISPs and the increasing broadband penetration on switched Internet traffic have had a significant negative impact on network volume.

BUSINESS SOLUTIONS

The broadband market conditions in general and prices in the transmission market declined further in 2003. Together with a decrease in the number of leased lines, this had an adverse effect on our revenues.

We further increased our market share in the Dutch broadband market from 29% at the end of 2002 to 39% (including cable) at year-end 2003. At the end of 2003, we had 746,000 ADSL connections (2002: 310,000 ADSL connections). ADSL is now available to 97% of households in the Netherlands and the speed of existing always-on Internet connections has been increased. Subscribers who use ADSL from KPN (Go, as from January 12, 2004 and Lite, Basic and Extra) receive extra savings on premium services via the broadband portal and have access to exclusive broadband services. In the second half of 2003, competition between ISPs offering ADSL increased. Subscriptions at (introductory) discounts are now offered in order to gain market share. We currently offer ADSL through a large number of third party ISPs as well as our own ISPs (Planet Internet, Het Net and XS4ALL). In February 2004, we increased the ADSL transmission rate. We also expect to increase the number of broadband services via the KPN broadband portal in the first half of 2004.

In January 2003, we sold the assets of KPN Belgium to Scarlet; for the deconsolidation effects please refer to the section ‘ Sale of non-core assets’ under ‘Operating results – General trends’.

The table below sets forth a three-year summary of developments in our operational data:

OPERATIONAL DATA

	December 31, 2003	December 31, 2002	December 31, 2001

Number of ADSL connections (*1,000)	746	310	138
ADSL coverage in the Netherlands	97%	85%	67%
Market share of consumer broadband	39%	29%	23%
Number of leased lines – analog (*1,000) (1)	47	58	68
Number of leased lines – digital (*1,000) (1)	24	37	34
Customer programs (Integrated Solutions) (2)	76	56	43

(1)          As from 2003, only leased lines with external revenues are included.  Comparative figures are restated accordingly.

(2)       As from 2003, the definition of customer programs has changed. Comparative figures have been restated accordingly.

Operating revenues

The table below sets forth a three-year summary of developments in the operating revenues of our Fixed division:

Amounts in millions of euro	2003	2002	2001

Fixed Telephony:
• One-off connection fees and subscriptions	1,643	1,575	1,571
• Traffic fees	1,982	2,222	2,319
Total Fixed Telephony	3,625	3,797	3,890
Carrier Services	2,849	2,687	2,716
Other units within Fixed Networks	1,639	1,837	1,699
Business Solutions	2,057	2,044	2,062
Intra-division sales	-2,807	-3,043	-3,092
Total net sales	7,363	7,322	7,275
Own work capitalized	18	31	27
Other operating revenues	18	23	18
Total operating revenues	7,399	7,376	7,320

FIXED TELEPHONY

In 2003, Fixed Telephony’s net sales decreased by 4.5% to EUR 3,625 million (2002: EUR 3,797 million; 2001: EUR 3,890 million). One-off connection fees and subscriptions accounted for approximately 41% of total Fixed Telephony net sales in 2001 and 2002, while these sales accounted for 45% in 2003.

One-off connection fees and subscriptions

In 2003, net sales from one-off connection fees and subscriptions increased by 4.3% to EUR 1,643 million (2002: EUR 1,575 million; 2001: EUR 1,571 million) as a result of a 3.5% increase in subscription fees effective July 1, 2003 and an improved PSTN/ISDN mix as customers upgraded from analog (PSTN) to digital (ISDN) lines. While the number of PSTN connections continues to decrease, the number of ISDN lines is still growing, albeit at a lower pace in 2003. ISDN subscription fees exceed those for PSTN. This effect was offset by a decreased number of connections due to fierce competition (e.g., mobile-only solutions, cable telephone and ISDN-like offerings by competitors for small and medium-sized businesses).

In 2002, net sales from one-off connection fees and subscriptions increased slightly to EUR 1,575 million (2001: EUR 1,571 million) due to higher subscription fees by approximately 4.5% with effect from August 1, 2002, and PSTN-to-ISDN substitution, although this was partly offset by lower revenues due to the introduction of ISDN do-it-yourself packages.

The following table shows the number of connections to our network at year-end 2003, 2002 and 2001:

NUMBER OF CONNECTIONS

In thousands as of December 31,	2003	2002	2001
PSTN (analog) connections	6,120	6,316	6,569
ISDN (digital) connections	1,557	1,536	1,416
Total number of connections	7,677	7,852	7,985

ISDN (digital) basic access lines (2 channels per connection)	1,533	1,514	1,395
ISDN (digital) primary access lines (30 channels per connection)	24	22	21

Compared to year-end 2002, the number of PSTN lines fell by 3.1% to 6.1 million as of December 31, 2003. Customers switching from analog to digital lines as well as fixed-to-mobile substitution contributed to this decrease. During 2003, the number of ISDN connections increased by 1.4% to 1.6 million as of December 31, 2003.

As of December 31, 2002, the number of PSTN lines decreased by 3.9% to 6.3 million compared to year-end 2001. Conversely, the number of ISDN connections increased by 8.5% to 1.5 million at year-end 2002.

Traffic fees

The following table shows the development of the total traffic volumes of Fixed Telephony:

In billions of minutes	2003	2002	2001

Domestic, local	13.67	17.30	19.40
Domestic, long-distance	8.27	9.64	10.56
Internet-related traffic	13.84	19.43	25.30
Fixed-to-mobile	2.51	2.62	2.53
International	1.13	1.28	1.33
Total traffic volumes	39.42	50.27	59.12

Total traffic fees decreased by 10.8% to EUR 1,982 million in 2003. The main reason for this decrease was a reduction of traffic volumes, partly offset by increased average traffic revenues per minute. Total traffic volumes dropped from 50.27 billion minutes in 2002 to 39.42 billion minutes in 2003, mostly notable in Internet related traffic (–29%) and domestic traffic (–19%), stemming from the introduction of new services by our Carrier Services unit, ongoing competition from Carrier (Pre)Select operators in the domestic market, increased ADSL penetration and fixed-to-mobile substitution. The newly introduced wholesale services led to a shift from retail to wholesale volumes. Effective July 1, 2003, we increased our retail domestic tariffs, call setup charges and subscriptions by 3.5%. In August 2002, we raised our retail domestic tariffs and call setup charges by up to 4.5%. Furthermore, average international revenues increased due to a more favorable destination mix.

In 2002, traffic fees dropped by 4.2% to EUR 2,222 million, due primarily to lower traffic volumes. This decrease was partly offset by higher average traffic revenues per minute. As discussed above, the shift from retail to wholesale volumes was also notable in 2002 and was impacted by increased Internet related traffic and the introduction of Internet dial-in services in September 2001.

The following table shows the breakdown of revenues by diverse types of traffic for the years 2003, 2002 and 2001:

REVENUES FROM CALLS

As a % of total net sales	2003	2002	2001
Domestic calls (excluding Internet related traffic)	41	42	45
Internet related traffic	15	18	18
Fixed-to-mobile calls	33	29	27
International calls	11	11	10

A three-year summary of developments in number of calls, call duration and rates is provided in the table below:

NUMBER OF CALLS, CALL DURATION AND RATES

	2003	2002	2001
Total calls (in millions)	9,662	11,827	13,416
Average call duration (in seconds)	269	272	277
Call rate (average number of calls per line per day) 1)	2.81	3.35	3.67
Average local tariff (EUR/minute) 1)	0.026	0.023	0.022
Average domestic long-distance tariff (EUR/minute)	0.042	0.040	0.039
Average fixed-to-mobile tariff (EUR/minute)	0.257	0.250	0.239
Average international tariff (EUR/minute)	0.197	0.193	0.168

1) Including ISPs

In 2003, total calls decreased by 18.3% to 9.7 billion due to the aforementioned factors. The decrease in Internet related traffic also affected the average call duration, which fell by 3 seconds to 269 seconds in 2003; Internet calls generally last longer than voice calls. Average tariffs rose slightly due to the increase in domestic tariffs.

In 2002, the number of calls decreased by 11.8% to 11.8 billion as compared to 2001. In 2002, the average call duration decreased by 5 seconds to 272 seconds as a result of increasing ADSL penetration. In 2001, OPTA forced us to increase the spread between our wholesale and retail tariffs, which led to a new tariff structure for local calls reducing the call-setup charge, while increasing the tariff per minute.

CARRIER SERVICES

The following table shows the development of the total traffic volumes of Carrier Services:

In billions of minutes	2003	2002	2001

Terminating	12.95	10.34	8.40
Originating voice	11.39	8.79	7.00
Originating Internet	6.47	6.42	0.40
Transit	5.99	5.58	5.40
International	6.72	6.19	6.00
Total traffic volumes	43.52	37.32	27.20

In 2003, net sales increased by 6.0% to EUR 2,849 million. The introduction of (local) Carrier (Pre)Select and Internet-originating services led to substantially higher traffic volumes in all traffic categories. The increase was partly offset by tariff reductions; in July 2003, OPTA required us to reduce wholesale tariffs for calls originating in our fixed network by 10% and tariffs payable by operators for traffic terminating on our network by 5%. An appeal lodged by us with the Rotterdam District Court in interlocutory proceedings was dismissed in October 2003. We now await the appeal procedure on the complaint we lodged with OPTA last summer, the outcome of which, however, is not expected shortly.

Total traffic volumes in 2003 increased by 16.6% to 43.52 billion minutes, mainly due to the introduction of Internet-originating services in September 2001 and (local) Carrier (Pre)Select in August 2002. The latter introduction had a positive impact on both originating and terminating volumes, since traffic of Carrier (Pre)Select operators usually terminates on our network. Transit and international volumes remained stable in 2003.  Net sales from local loop services rose in 2003 compared to 2002, in particular due to an increase in the installed base of MDF access.

In 2002, net sales decreased by 1.1% to EUR 2,687 million as the volume increase in all traffic categories for similar reasons was more than offset by tariff reductions, partly stipulated by OPTA, for originating voice services and terminating services. Lower revenues for local loop services also contributed to the decrease as a result of lower volumes and tariffs.

In 2002, traffic volumes usage including international traffic increased by 37.2% to 37.32 billion minutes due to new wholesale services introduced in 2001. The rise was supported by increased terminating services (reflecting the growing use of mobile telephones) and transit services (more mobile-to-mobile calls through our network). Net sales in international traffic remained fairly stable as higher volumes almost wholly offset lower tariffs.

OTHER UNITS WITHIN FIXED NETWORKS

Net sales of other units within Fixed Networks decreased by 10.8% to EUR 1,639 million in 2003. Higher revenues from our ISPs – due to more ADSL subscribers, the termination of free Internet by Het Net and the impact of the Internet-originating services – were more than offset by lower SNT revenues due to the deconsolidation of the French and Scandinavian activities divested in 2003 and by lower (internal) revenues from our Fixed Network Operator following the successful renegotiation of maintenance contracts which resulted in cost reductions in our other units.

In 2002, net sales of other units within Fixed Networks increased by 8.1% to EUR 1,837 million, which reflects higher net sales of our ISPs, resulting from a larger ADSL subscriber base, the termination of free Internet by Het Net and the introduction of the Internet-originating model, and acquisitions made by SNT in France and Scandinavia as well as a higher level of activity within SNT.

BUSINESS SOLUTIONS

Amounts in millions of euro	2003	2002	2001

Transmission Services	1,171	1,248	1,414
IP Services	451	302	282
Integrated Solutions	394	263	176
Other	424	526	594
Intra-division sales	-383	-295	-404
Total net sales	2,057	2,044	2,062
Other operating revenues	5	3	6
Total operating revenues	2,062	2,047	2,068

Transmission Services

Primarily due to lower rates for transmission services, net sales of Transmission Services decreased by 6.2% to EUR 1,171 million in 2003. In addition, a lower number of leased analog lines (from 58,000 at year-end 2002 to 47,000 at year-end 2003) and leased digital lines (from 37,000 at year-end 2002 to 24,000 at year-end 2003) negatively affected revenues. The impact of lower volumes was partly offset by higher tariffs for leased lines.

In 2002, net sales fell by 11.7% to EUR 1,248 million as a result of reduced volumes and tariffs. Lower volumes resulted from a decreased number of analog leased lines (from 68,000 at year-end 2001 to 58,000 at year-end 2002) offset in part by an increased number of digital leased lines (from 34,000 at year-end 2001 to 37,000 at year-end 2002).

IP Services

In 2003, net sales rose by 49.3% to EUR 451 million. The installed base grew significantly as the number of ADSL connections increased by 141% to 746,000 in 2003. ADSL market coverage in the Netherlands increased from 85% in 2002 to 97% in 2003 (2001: 67%).

Net sales of IP Services increased by 7.1% to EUR 302 million in 2002 resulting from an increased number of ADSL connections (2002: 310,000; 2001:138,000) and the introduction of new services such as ADSL Lite.

Integrated Solutions

In 2003, Integrated Solutions’ sales increased by 49.8% to EUR 394 million in 2003. The improvement in net sales reflects the completion of the design and construction of the Tetraned and Mobirail projects as well as an increased number of customer programs from 56 at the end of 2002 to 76 at the end of 2003. Moreover, average revenues per program increased.

Net sales increased from EUR 176 million in 2001 to EUR 263 million in 2002 due to a higher number of customer programs (2002: 56; 2001: 43) and higher average revenues per program.

Other revenues

In 2003, the other revenues decreased by 19.4% to EUR 424 million in 2003. In January 2003, the assets and activities of KPN Belgium were sold to Scarlet Telecom, which had a negative impact on Other revenues.

Other revenues decreased by 11.4% to EUR 526 million in 2002. The bankruptcy of KPNQwest in 2002 had a significant negative effect on KPN Belgium’s activities and revenues since we acted as an agent for KPNQwest in Belgium and Luxembourg. Operating revenues from Managed Application Services decreased mainly due to negative market conditions for ICT-related solutions (application and consultancy services) as well as housing and hosting.

Operating expenses

The table below sets forth a three-year summary of developments in our total operating expenses in our Fixed division:

OPERATING EXPENSES

Amounts in millions of euro	2003	2002	2001

Fixed Networks	5,065	5,537	5,967
Business Solutions	1,790	2,147	2,086
Intra-division expenses	-1,169	-1,303	-1,248
Total operating expenses	5,686	6,381	6,805

In 2003, total operating expenses fell by 10.9% to EUR 5,686 million mainly resulting from cost savings in all units (notably our Fixed Network operator), a substantial reduction in the number of personnel and decreased amortization and depreciation charges due to capital expenditure reduction program implemented in 2001.

Operating expenses decreasing by 6.2% to EUR 6,381 million in 2002, primarily reflecting a EUR 361 million restructuring charge recognized in 2001 and the effect of cost and headcount reductions.

FIXED NETWORKS

Operating expenses decreased by 8.5% to EUR 5,065 million in 2003 reflecting the success of the cost reduction program. The majority of our units reported lower salary and social security expenses resulting from the significant personnel reduction, which was partly offset by an extra pension charge of EUR 7 million to provide for a shortfall in our pension funds and an additional charge of EUR 18 million relating to the early retirement arrangement. In addition, our Fixed Network Operator and other units realized significant cost savings, which resulted in a substantial reduction of external operational expenses. On the other hand, we faced higher purchase costs for interconnection, transit services (national and international traffic) and transmission with other telecommunication companies, following the increase in traffic volumes at Carrier Services and higher costs of transmission, marketing and modems resulting from the increased broadband penetration. Depreciation, amortization and impairment charges for property, plant and equipment and intangible fixed assets totaled EUR 790 million (2002: EUR 874 million), reflecting the capital expenditure reduction program implemented in 2001.

Items affecting the 2003 operating expenses consisted of a EUR 5 million loss on the sale of the French and Scandinavian SNT activities in 2003 and impairment of goodwill at SNT amounting to EUR 38 million. The 2002 operating expenses included a net credit of EUR 4 million related to restructuring charges (a EUR 36 million release from the 2001 restructuring provision offsets a EUR 32 million charge for additional redundancies at our Fixed Network Operator and CIMS units) and an impairment charge for assets related to KPNQwest of EUR 34 million.

In 2002, operating expenses decreased by 7.2% to EUR 5,537 million. The majority of units reported lower salaries and social security costs resulting from the significant reduction in personnel. This was offset in part by an extra pension charge of EUR 24 million to pay for a shortfall in our pension funds. As already started in the second half of 2001, substantial cost reductions were realized in 2002. Total costs of work contracted out and other external expenses, costs of materials and other operating expenses increased as a result of higher purchase costs for interconnection, transit services (national and international traffic) and transmission with other telecommunication companies, following the increase in traffic volumes at Carrier Services.

Operating expenses in 2002 included a net credit of EUR 4 million related to restructuring charges and an impairment charge for assets related to KPNQwest of EUR 34 million. Moreover, the 2001 operating expenses included a restructuring charge of EUR 292 million.

BUSINESS SOLUTIONS

Operating expenses decreased by 16.6% to EUR 1,790 million in 2003, primarily due to lower intercompany charges from the Fixed Network Operator unit, the effect of cost and employee reduction programs, higher various additional depreciation charges in 2002 (IP-VPN, international submarine cables, cyber centers) and reduced capital expenditures in 2002 and 2003.

Operating expenses for 2003 include impairments on tangible fixed assets (EUR 42 million), a write-down of short-term receivables (EUR 6 million) and restructuring charges (EUR 7 million). The 2002 operating expenses included a EUR 100 million charge for write-downs of assets held for sale plus inventories and the recognition of a provision for settlement of KPNQwest-related issues and charges in respect of KPN Belgium and impairment charges amounting to EUR 153 million for fixed assets related to KPN Belgium and KPNQwest, and a restructuring charge of EUR 1 million.

In 2002, operating expenses increased by 2.9% to EUR 2,147 million. This increase is due to various additional depreciation charges in 2002 and an increase in depreciation charges due to higher capital expenditures in 2001 and 2000 partly offset by lower intercompany charges from the Fixed Network Operator unit and the effect of cost reduction and personnel cutback programs.

Operating expenses in 2002 included a EUR 100 million charge for write-downs of assets held for sale plus inventories and the recognition of a provision for settlement of KPNQwest-related issues and charges in respect of KPN Belgium and impairment charges amounting to EUR 153 million for fixed assets related to KPN Belgium and KPNQwest, and a restructuring charge of EUR 1 million. The 2001 operating expenses included a EUR 69 million charge related to restructuring charges.

Mobile division

The table below sets forth a three-year summary of developments in our Mobile division:

MOBILE DIVISION

Amounts in millions of euro	2003	2002	2001

Total net sales	4,903	4,506	4,104
Own work capitalized	146	123	141
Other operating revenues	330	683	428
Total operating revenues	5,379	5,312	4,673

Cost of materials	626	515	638
Costs of work contracted out and other external expenses	1,481	1,383	1,290
Salaries and social security contributions	382	391	378
Depreciation and impairments	769	768	615
Amortization and impairments	179	7,599	15,002
Other operating expenses	268	365	373
Interdivision settlements	627	545	507
Total operating expenses	4,332	11,566	18,803

Operating result	1,047	-6,254	-14,130

Major developments

In 2003, the Mobile division grew further by increasing its customer base and improving its customer mix. We continued to increase our customer base in 2003 through extra marketing and sales activities, especially in the German market where the customer base increased by 12.9%. Our German subsidiary passed the milestone of eight million customers on October 15, 2003. This landmark achievement was reached ahead of schedule. At the end of 2003, we had a total of 14.7 million customers in Germany, the Netherlands and Belgium.

Since the start of the summer, we have significantly expanded our i-mode offering in terms of handsets and services, thus accelerating the influx of new customers. In addition, in August we introduced i-mode for prepaid customers in the Netherlands and in November for E-Plus and Belgium. As of December 31, 2003 we had approximately 868,000 i-mode customers in these three countries. Based on our growth strategy for i-mode we have incurred extra marketing and distribution costs and given higher discounts on handsets.

We expect to invest EUR 1.2 billion in the rollout of UMTS networks in Germany, the Netherlands and Belgium in 2004 and 2005. E-Plus and MobilCom Multimedia GmbH completed the transaction for the sale of MobilCom’s UMTS infrastructure on June 27, 2003. E-Plus acquired 3,727 UMTS sites, of which 942 are equipped.  We are reviewing which remaining sites we could use in the rollout of our UMTS network. We expect that the commercial launch of UMTS services for the Netherlands and Germany will be in the second half of 2004. Upon commercial launch of UMTS services, we will begin amortizing and depreciating our UMTS assets.

In the first quarter of 2003, the MobilCom shareholders approved the termination agreement of the 2.5G roaming agreement with E-Plus in exchange for paying E-Plus EUR 210 million. An amount of EUR 20 million was received in December 2002, followed by a receipt of EUR 110 million in February 2003. The remainder of EUR 80 million will be received in cash installments through 2006. France Télécom has guaranteed the payments. The total gain resulting from the termination agreement amounted to EUR 222 million, consisting of the discounted value of the settlement payment of EUR 210 million (which is EUR 202 million), and settlements of up front payments of EUR 20 million that E-Plus had already received earlier. The gain of EUR 222 million is included in operating revenues for 2003.

On February 28, 2003, we finalized the sales to Mobile Telesystems (MTS) of our 16.33% participation in Ukrainian Mobile Communications (UMC), the leading mobile operator in the Ukraine, for a purchase price of USD 55 million in cash, which resulted in a book profit of EUR 15 million.

On November 7, 2003, we reached an agreement with regard to our shareholding in Hutchison 3G UK. Hutchison Whampoa Limited (HWL) bought our shares for GBP 60 million and three further planned payments of GBP 10 million each in 2005, 2006 and 2007. We retain legal ownership of the shares until the date of the last payment, but have renounced all our rights relating to the shares, except for the right to receive dividends, if any. Due to the outcome of the sale of our shares, we reversed our former 2002 impairment for EUR 119 million. The reversal is included in income from participating interests in 2003.

In 2002, we continued to focus on high value customers (postpaid and business segment) in the Netherlands and Germany, resulting in a decline in the total number of customers in our core markets, particularly in the prepaid segment. In the last quarter of 2002, we increased our customer base in the German market through increased marketing efforts and handset subsidies, resulting in a total customer base in the Netherlands, Germany and Belgium of 13.4 million at the end of 2002.

During 2002, general economic developments, and more specifically the developments in the mobile markets, as well as the decisions of some mobile operators to cease or postpone their activities, triggered a critical review of the existing business plans of our mobile activities. This resulted in new business plans, in line with the adjusted forecasts. We reviewed the recoverable value of our mobile activities, based upon external valuations and discounted future cash flows. For the purpose of the impairment test, we compared this recoverable amount, being the net selling price, with the carrying value of our investments. In total, this resulted in an impairment charge of approximately EUR 9 billion, including effects on deferred tax assets.

In 2001, the significant growth of the mobile telecommunications market in our main areas of operations (the Netherlands, Germany and Belgium) came to an end as these markets matured. In 2001, we changed our strategy in the Netherlands and Germany to target high value customers, which resulted in a change in the customer mix. At the end of 2001, the total number of customers in the Netherlands, Germany and Belgium was 13.7 million.

Operating revenues

The table below sets forth a three-year summary of the developments in our operating revenues at our Mobile division:

MOBILE DIVISION

Amounts in millions of euro	2003	2002	2001

Germany
• Traffic fees	1,921	1,721	1,276
• Fixed monthly subscription fees	180	144	101
• Peripheral and other equipment	182	149	215
Total net sales – Germany	2,283	2,014	1,592

The Netherlands
• Traffic fees	2,014	1,880	1,687
• Fixed monthly subscription fees	271	256	224
• Peripheral and other equipment	41	78	116
Total net sales – the Netherlands	2,326	2,214	2,027

Belgium
• Traffic fees	310	258	182
• Fixed monthly subscription fees	7	6	7
• Peripheral and other equipment	3	25	43
Total net sales – Belgium	320	289	232

Other
Pannon GSM	—	25	241
Other	-26	-36	12
Total net sales – Other	-26	-11	253

Total net sales	4,903	4,506	4,104
Own work capitalized	146	123	141
Other operating revenues	330	683	428
Total operating revenues	5,379	5,312	4,673

Total operating revenues in 2003 increased by 1.3% to EUR 5,379 million due to a growth in traffic revenues, changes in consolidation and a higher customer base, offset in part by lower other operating revenues.

The increase in airtime revenues and revenues from fixed monthly subscription fees mainly resulted from an improvement in our customer base. Our total customer base grew to 14.7 million at year-end 2003 (2002: 13.4 million), of which 41.7% were postpaid customers (2002: 41.2%). The higher customer base was the effect of an increase in postpaid customers (approximately 0.6 million) and prepaid customers (approximately 0.7 million). Increased traffic revenues in the Netherlands, Germany and Belgium were only partly offset by lower equipment sales.

E-Plus has been fully consolidated since March 13, 2002. Before that date, E-Plus was proportionally consolidated as we shared control of E-Plus with BellSouth. Upon the sale of our interest, Pannon GSM was deconsolidated as from February 4, 2002. BASE is fully consolidated as of February 7, 2001, after acquiring the remaining 50% in BASE. These changes in consolidation affected the 2002 operating revenues positively by approximately EUR 440 million.

Included in other operating revenues for 2003 are amounts totaling EUR 237 million consisting of a profit on the termination agreement between E-Plus and MobilCom and the book gain on the sale of our 16.33% interest in UMC. The 2002 other operating revenues included items amounting to EUR 575 million, consisting of the book gain on the sale of our 44.66% interest in Pannon GSM, the liquidation of the Telkomsel holding companies and the profit on the termination agreement between E-Plus and Quam.

Compared to 2001, operating revenues rose by 13.7% to EUR 5,312 million in 2002. The increase reflects the changes in consolidation and organic growth as well as non-recurring items. The sale of our interest in Telkomsel was included in other operating revenues of 2001 for an amount of EUR 346 million, whereas non-recurring items amounting to EUR 575 million were included in 2002.

GERMANY

We acquired our 77.49% interest in E-Plus on February 24, 2000, and the results of operations of this participation were proportionately consolidated as from that date. On March 13, 2002, BellSouth and KPN completed the exchange of BellSouth’s 22.51% interest in E-Plus for KPN ordinary shares. Since that date, E-Plus has been fully consolidated in our Mobile division.

Intense marketing and sales activities in 2003 resulted in an increase of the customer base by 12.9% to 8.2 million at year-end 2003. The year 2002 ended with a lower customer base (7.3 million) than at year-end 2001 (7.5 million). This increase in 2003 is attributable to both postpaid and prepaid customers. The postpaid customer base rose 14.1% while the prepaid customer base grew 11.8%. As we achieved better results than the total market, we were able to grow our estimated market share to 12.7% (2002: 12.3%).

In 2002, we focused mainly on high-value customers (postpaid, business sector) resulting in a loss of market share and customers mainly due to a significant fall in the prepaid customer base; the customer-mix (postpaid versus prepaid) improved in 2002. In 2003, we focused more on profitable growth and, accordingly, had more additions to and retention of our prepaid customer base.

In 2003, we also accounted for the cancellation of the national roaming contract between E-Plus and MobilCom. As a result, an amount of EUR 222 million is recorded in the other operating revenues for the cancellation of this contract.

Total net sales in Germany rose 13.4% to EUR 2,283 million in 2003 due to increased airtime revenues resulting from the higher customer base and the full consolidation of E-Plus. The revenue for peripheral and other equipment also grew 22.1% to EUR 182 million in 2003 due to increased sales of handsets.

E-Plus’ revenues in 2002 were affected by agreements with Quam and MobilCom. In 2001, E-Plus entered into a national roaming agreement and a 3G network sharing agreement with Quam. In addition, E-Plus entered into a roaming agreement with MobilCom in 2001.

Under the roaming and network sharing agreement with Quam, E-Plus received upfront payments of EUR 150 million from Quam, of which EUR 113 million was received in 2001 and the remainder in 2002. Of these upfront payments, EUR 63 million was recognized in income in 2002 (2001: EUR 27 million) either as airtime revenues or other operating revenues. The remaining EUR 60 million was released from deferred revenues at the end of 2002, as E-Plus reached an agreement with Quam on the termination of all existing business relations in Germany. Moreover, we received a cash payment from Quam of EUR 150 million in December 2002.

Traffic fees

At the end of 2003, the total mobile market penetration reached a level of approximately 79% (2002: 72%; 2001: 68%). By the end of 2003, our estimated market share in the German market amounted to 12.7% (2002: 12.3%; 2001: 13.3%).

The following table is a three-year summary of developments in our German customer base:

GERMAN CUSTOMER BASE DEVELOPMENT

Number of customers in thousands at December 31	2003	2002	2001

Postpaid	3,877	3,398	3,113
Of which i-mode	358	123	—
Prepaid	4,329	3,871	4,368
Of which i-mode	82	—	—
Total	8,206	7,269	7,481

The following table is a three-year summary of developments in our gross churn ratio, based on management estimates, in Germany. The ratio excludes prepaid customers who have not upgraded their call credits in the past 13 months.

CHURN RATIO DEVELOPMENT

Ratios at year-end	2003	2002	2001

Gross churn ratio	20%	25%	25%

Customers discontinuing the use of our services include involuntary churn (e.g., customers we disconnected for non-payment) and voluntary churn (e.g., customers who stopped using our services because they switched to another operator).

Gross churn decreased to 20% at the end of 2003. The prepaid churn decreased to 19% in 2003, whereas the postpaid churn increased to 20%. At the end of 2002, gross churn remained stable at 25% compared to 2001. However, gross churn in the postpaid segment decreased to 19% at the end of 2002 (2001: 38%). This effect was attributable to our focus on high value customers in conjunction with successful retention activities. Gross churn in our prepaid segment increased to 30% at the end of 2002 (2001: 16%) due to the stricter disconnection policy in 2002 as well as the effect of the SMS tariff increase in 2001.

The table below is a three-year summary of E-Plus’ traffic volumes:

GERMAN TRAFFIC VOLUMES AND WEIGHTED AVERAGE REVENUE

All figures include international roaming on the E-Plus network		2003	2002	2001

Total traffic volumes (million of minutes per period)		7,139	6,605	6,034

Weighted average monthly traffic volumes in minutes per customer (1)		77	76	68
•	Postpaid	137	138	125
•	Prepaid	26	27	28

Monthly average revenues per user (in EUR)		24	24	21
•	Postpaid	42	42	39
•	Prepaid	9	9	9

(1)                                  Weighted monthly average minutes per customer are calculated by taking the weighted average of the monthly average minutes per customer in the 12-month period. The average minutes per customer for each month are calculated by dividing the total number of minutes each month by the average number of customers during that month. Each month is weighted according to the average number of customers in that month.

In 2003, our traffic fees increased by 11.6% to EUR 1,921 million. Total airtime usage increased by 8.1% to 7,139 million minutes in 2003 due to the larger customer base and the full consolidation of E-Plus as of March 13, 2002.

In 2002, traffic volumes increased by 9.5% to 6,605 million minutes, reflecting the larger postpaid customer base and increased airtime per postpaid user.

Total monthly average revenue per user (ARPU) remained stable in 2003 compared to 2002. In 2002, the ARPU increased due to an improved customer mix with more high-volume postpaid customers.

Fixed monthly subscription fees

In 2003, fixed monthly subscription fees totaled EUR 180 million (2002: EUR 144 million; 2001: EUR 101 million). The higher postpaid customer base and the full consolidation of E-Plus as of March 13, 2002 are the main drivers behind this increase of 25% in 2003.

THE NETHERLANDS

In 2003, total net sales grew 5.1% to EUR 2,326 million, reflecting an increase in traffic revenues due to an increase in traffic volumes per customer, higher prices and more postpaid customers. Prepaid customers also increased in the third and fourth quarter of 2003, following a clearing of the customer base and a decline of approximately 0.4 million prepaid customers between July 2002 and June 2003. This clearing was the result of a more stringent disconnection policy that reduced the maximum upgrade period for call credits from 12 to 6 months. Traffic revenues increased to EUR 2,014 million in 2003. This increase in traffic revenues was partly offset by lower handset sales as a result of declining handset prices and higher discounts to large customers. Equipment sales decreased to EUR 41 million in 2003.

Total net sales in 2002 increased by 9.2% to EUR 2,214 million primarily due to a growth in average traffic volumes per customer, an improved postpaid/prepaid customer mix and higher terminating tariffs. Equipment sales declined as a result of a decrease in gross additions compared to 2001.

Traffic fees

We succeeded in maintaining market leadership in the Netherlands with an estimated market share of 40.2% at the end of 2003 (2002: 41.9%; 2001: 42.8%). Mobile market penetration in the Dutch market increased to approximately 80% (2002: 75%; 2001: 76%).

In the first quarter of 2003, the total customer base continued to decline following a clearing of the prepaid customer base; this process was completed in the second quarter of 2003. As a result, the second quarter showed a slight increase in the customer base compared to the first quarter of 2003. In the third quarter of 2003, we passed the 5 million customer mark again. In 2003, the prepaid customer base increased by 3.0% to 3.3 million customers. Compared to December 31, 2002, the total number of postpaid customers increased by 4.0% from 1.9 million to 2.0 million.

In 2002, our customer base declined by approximately 3.7% from 5.2 million customers at the end of 2001 to 5.0 million at year-end 2002. In the third quarter of 2002, we introduced a new disconnection policy, causing our prepaid customer base to decline by 9.4% to 3.2 million customers. Conversely, we experienced a growth in postpaid customers during 2002, amounting to 7.9% compared to 4.4% in 2001.

The following table is a three-year summary of developments in our Dutch customer base:

 DUTCH CUSTOMER BASE DEVELOPMENT

Number of customers in thousands at December 31	2003	2002	2001

Postpaid	1,953	1,877	1,739
Of which i-mode	240	111	—
Prepaid	3,252	3,157	3,486
Of which i-mode	163	—	—
Total	5,205	5,034	5,225

The following table is a three-year summary of developments in our gross churn ratio, based on management estimates in the Netherlands:

CHURN RATIO DEVELOPMENT

Ratios at year-end	2003	2002	2001

Gross churn ratio	22%	27%	19%

The decrease in the churn ratio in 2003 compared to 2002 reflects the less stringent disconnection policy introduced for prepaid customers in 2003. In 2002, the higher churn ratio was mainly due to an increase in disconnections on prepaid subscriptions caused by a reduction of the maximum upgrade period for call credits from 12 to 6 months.

Our traffic fees increased by 7.1% to EUR 2,014 million in 2003. Total airtime usage increased by 5.0% to 7,806 million minutes in 2003 due to the increase of the average monthly traffic volumes per customer. Also, the improved blended ARPU performance affected our traffic fees.

Improved traffic volumes per customer, more postpaid customers and increased terminating tariffs resulted in a 11.4% growth of traffic fees to EUR 1,880 million in 2002. Total airtime usage increased to 7,434 million minutes in 2002; in particular, the average monthly traffic volumes of postpaid customers rose to 260 minutes in 2002 (2001: 257 minutes).

The following table is a three-year summary of average monthly airtime and monthly average revenues per customer:

DUTCH TRAFFIC VOLUMES AND WEIGHTED AVERAGE REVENUE

All figures include international roaming on our network		2003	2002	2001

Total traffic volumes (millions of minutes per period)		7,806	7,434	6,951

Weighted average monthly traffic volumes in minutes per customer (1)		131	121	114
•	Postpaid	265	260	257
•	Prepaid	46	47	46

Monthly average revenues per user (in EUR)		38	34	31
•	Postpaid	74	72	69
•	Prepaid	15	14	12

(1)                                  Weighted monthly average minutes per customer are calculated by taking the weighted average of the monthly average minutes per customer in the 12-month period. The average minutes per customer for each month are calculated by dividing the total number of minutes each month by the average number of customers during that month. Each month is weighted according to the average number of customers in that month.

In 2003, ARPU rose for both postpaid and prepaid customers, reflecting the higher traffic volumes and increased fees contributable to i-mode and price increases introduced in the second quarter of 2002. In 2002, the increase in ARPU was mainly driven by higher revenues from airtime usage due to higher traffic volumes and prices mainly for mobile terminating traffic and prepaid outgoing traffic.

Fixed monthly subscription fees

In 2003, fixed monthly subscription fees totaled EUR 271 million (2002: EUR 256 million; 2001: EUR 224 million). The increased postpaid customer base is the main driver behind this increase of 5.9% in 2003 (2002: + 14.3%). The increase in i-mode subscriptions and the price increases also contributed to the higher subscription fees.

BELGIUM

Total net sales posted for BASE increased by 10.7% to EUR 320 million in 2003 due to the combined effect of more customers and higher airtime usage, but partly offset by lower handset sales. The lower handset sales were due to the outsourcing of most of the handset distribution activities.

In Belgium, the growth in mobile market penetration was only one percentage point in 2003. By the end of December 2003, the total mobile market penetration amounted to 79% of the Belgian population (2002: 78%; 2001: 76%).

At the end of 2003, our customer base in Belgium amounted to 1.3 million customers (2002: 1.1 million; 2001: 1.0 million). Our estimated market share at year-end 2003 was 15.0%, compared to 14.4% in 2002 and 13.0% in 2001. BASE’s ARPU rose to EUR 22 in 2003.

The following table is a three-year summary of developments in our Belgian customer base:

BELGIAN CUSTOMER BASE DEVELOPMENT

Number of customers in thousands at December 31	2003	2002	2001

Postpaid	279	266	280
Of which i-mode	24	2	—
Prepaid	974	872	723
Of which i-mode	1	—	—
Total	1,253	1,138	1,003

The following table is a three-year summary of developments in our gross churn ratio, based on management estimates, in Belgium. The ratio excludes prepaid customers who have not upgraded their call credits in the past 13 months.

CHURN RATIO DEVELOPMENT

Ratios at year-end	2003	2002	2001

Gross churn ratio	20%	17%	21%

The gross churn ratio in 2003 amounted to 20%. Even though we managed to further reduce postpaid churn in 2003 compared to 2002, the churn in prepaid customers increased as we tightened our disconnection policy.

The following table is a three-year summary of the effects of the growth in BASE’s customer base on traffic volumes.

BELGIAN TRAFFIC VOLUMES AND WEIGHTED AVERAGE REVENUE

All figures include international roaming on our network		2003	2002	2001

Total traffic volumes (millions of minutes per period)		1,190	1,000	852

Weighted average monthly traffic volumes in minutes per customer (1)		86	76	88
•	Postpaid	213	189	170
•	Prepaid	48	34	47

Monthly average revenues per user (in EUR)		22	21	23
•	Postpaid	59	46	40
•	Prepaid	11	10	14

(1)           Weighted monthly average minutes per customer are calculated by taking the weighted average of the monthly average minutes per customer in the 12-month period. The average minutes per customer for each month are calculated by dividing the total number of minutes each month by the average number of customers during that month. Each month is weighted according to the average number of customers in that month.

ARPU decreased during 2002 due to an increase of the prepaid customer base.  In 2003, the volumes increased due to organic usage growth within both prepaid and postpaid. The increase in postpaid ARPU is driven by higher service revenues.

Operating expenses

The table below sets forth a three-year summary of developments in total operating expenses in our Mobile division:

OPERATING EXPENSES

Amounts in millions of euro	2003	2002	2001
Germany	2,562	8,964	16,470
The Netherlands	1,500	1,438	1,375
Belgium	318	1,060	477
Other (including intra-division expenses)	-48	104	481
Total operating expenses	4,332	11,566	18,803

In 2003, total operating expenses decreased by 62.5% to EUR 4,332 million mainly as a result of the impairments on goodwill and licenses in 2002. The increase in operating expenses due to changes in consolidation as a result of the acquisition of 22.51% of E-Plus, the EUR 1 million release from the restructuring provision, higher traffic expenses, increased acquisition costs and access costs were more than offset by lower depreciation and amortization charges including impairments.

In 2002, total operating expenses decreased by 38.5% to EUR 11,566 million compared to 2001. The decrease included the effects of impairments in 2002 and 2001. In 2002, EUR 1,852 million was impaired on goodwill of E-Plus and BASE and EUR 5,412 million on licenses of E-Plus and BASE, while in 2001 EUR 13,701 million was impaired on goodwill of E-Plus and EUR 135 million on goodwill of Hutchison 3G UK. The decrease also reflected the sale of Pannon GSM, which is offset by the change in consolidation related to the acquisition of 22.51% of E-Plus. Included in the 2002 operating expenses is a capital tax charge of EUR 77 million resulting from the conversion of EUR 14 billion shareholder loans into equity of KPN Mobile.

Operating expenses also decreased due to lower depreciation and amortization charges, lower costs of handsets as a result of lower gross additions as well as lower subsidization, a decrease in bonuses and commissions paid to dealers as well as lower marketing and other operating expenses.

We have not yet begun amortizing the UMTS licenses acquired in 2000 and 2001, as we do not yet provide services under these licenses.

GERMANY

In 2003, total operating expenses decreased by 71.4% to EUR 2,562 million. The operating expenses decreased primarily due to impairments on goodwill and licenses in 2002 of EUR 6,643 million, partly offset by the full consolidation of E-Plus during 2002 (which increased expenses by approximately EUR 90 million). The cost of materials increased as a result of a higher level of handset sales. The costs of work contracted out increased due to higher interconnection costs in line with higher airtime usage revenues. Furthermore, the fees to distributors increased as a result of the intensified subscriber acquisition. The intensified subscriber acquisition is also reflected in the other operating expenses where the costs for marketing and sales and advertising increased.

In 2002, total operating expenses decreased by 45.6% to EUR 8,964 million. Included in the 2001 total operating expenses is a goodwill impairment charge of EUR 13,701 million and a EUR 18 million restructuring charge.  Operating expenses also decreased due to lower costs of handsets sold and lower commissions and bonuses to dealers, resulting from both a decrease in gross additions, and lower marketing expenses. In the fourth quarter of 2002, we attracted new customers with a new marketing campaign focused on growth of our customer base. As a result, the cost of materials (primarily handsets) and commissions increased.

THE NETHERLANDS

In 2003, operating expenses amounted to EUR 1,500 million. The cost of materials increased because of a higher handset sales volume and higher handset costs as a result of the accelerated adoption of i-mode. Interconnection costs increased due to a higher volume (in minutes) against higher prices compensated by lower roaming costs due to a lower roaming volume and increasing use of our German and Belgian networks by our Dutch customers. The fees for distributors increased as a result of higher sales volume and more promotional activities. The other operating expenses decreased, while depreciation and amortization charges remained stable compared to 2002.

In 2002, operating expenses amounted to EUR 1,438 million. Overall operating expenses increased as a result of increased expenses for interconnection and roaming following higher traffic volumes. These expenses more than offset decreased expenses of handsets due to lower gross additions, a decrease in bonuses and commissions paid to dealers as well as decreased marketing and other operating expenses.

BELGIUM

Total operating expenses decreased by EUR 742 million to EUR 318 million in 2003 primarily due to the reversal of impairments on GSM licenses (EUR 103 million) as a result of positive business developments within BASE in the second half of 2003, and impairments of goodwill (EUR 425 million) and licenses (EUR 196 million) in 2002. Hardware costs were EUR 14 million lower compared to 2002 due to the outsourcing of most of the handset distribution activities. The costs of work contracted out remained stable. The tariff for access costs dropped as a consequence of more on-net calling offset by higher traffic volumes. Network maintenance costs were lower as a result of efficiency improvements offset by higher distributors fees. Salaries and wages slightly decreased, while other operating expenses increased due to higher marketing expenses offset by lower additions to provisions.

In 2002, operating expenses of BASE increased by EUR 583 million to EUR 1,060 million. This increase reflects the impairment charges of goodwill (EUR 425 million) and licenses (EUR 196 million), partly offset by cost and headcount reductions.

Other activities

The table below sets forth a three-year summary of developments in our Other activities:

OTHER ACTIVITIES

Amounts in millions of euro	2003	2002	2001

Total net sales	839	1,128	1,637
Own work capitalized (1)	1	12	275
Other operating revenues	524	124	236
Total operating revenues	1,364	1,264	2,148

Operating expenses	1,016	1,586	2,969

Operating result	348	-322	-821

(1)                                  Salaries, cost of materials and other direct costs, interest and indirect costs attributable to the production of property, plant and equipment for own use are capitalized and depreciated over the useful lives of the assets.

Operating revenues

In 2003, total operating revenues amounted to EUR 1,364 million (2002: EUR 1,264 million), including EUR 435 million relating to the sale of Directory Services (‘Telefoongids/Telemedia’) and EUR 26 million relating to the sale of Inmarsat. Operating revenues decreased due to the deconsolidation of our network construction unit KPN Netwerk Bouw as of July 31, 2002 and Directory Services as of February 13, 2003, and lower revenues from our retail activities and KPN EnterCom. Our international revenues from Xantic improved, but this was offset by devaluation of the US dollar.

In 2002, total operating revenues amounted to EUR 1,264 million (2001: EUR 2,148 million including book gains of EUR 51 million on KPNQwest, EUR 59 million on Datacenter and EUR 41 million on real estate) and comprised EUR 39 million relating to the sale of various assets including the disposal of real estate. The decrease in operating revenues was primarily due to the effects of the deconsolidation of KPNQwest, the sale of an interest of 70% in KPN Lease and lower own work capitalized. The latter is due to a substantial reduction in capital expenditures and the sale of KPN Netwerk Bouw. In addition, KPN EnterCom and Xantic reported a decrease in operating revenues, following a lower level of sales and activities.

Operating expenses

In 2003, operating expenses in Other activities amounted to EUR 1,016 million (2002: EUR 1,586 million) and included restructuring charges of EUR 29 million (including Xantic which restructured its business to enhance efficiency), impairment charges of EUR 46 million related to Xantic (concerning the goodwill on the former SpecTec business) and impairments of EUR 15 million on intangible fixed assets. Operating expenses also decreased as a result of the sale and deconsolidation of Directory Services and Netwerk Bouw, as well as cost reduction programs.

In 2002, operating expenses in Other activities amounted to EUR 1,586 million (2001: EUR 2,969 million including a restructuring charge of EUR 326 million and impairment charges related to PanTel of EUR 57 million and Ceský Telecom of EUR 182 million) and included a loss of EUR 68 million related to the disposal of KPN Netwerk Bouw, restructuring charges of EUR 82 million, impairments of EUR 31 million on goodwill of KPNQwest and EUR 6 million related to the impairments of tangible fixed assets of KPNQwest. Operating expenses also declined as a result of the cost reduction programs. Depreciation and amortization charges decreased due to the deconsolidation of KPNQwest, KPN Lease and Datacenter as well as the sale of some real estate, and the termination of a number of activities that were part of our former Internet, Call Center and Media Services segment.

Liquidity and capital resources

Cash flow information

The following table provides a three-year summary of our cash flows for the years ended December 31, 2003, 2002 and 2001:

NET CASH FLOWS

Amounts in millions of euro	2003	2002	2001

Net cash flow provided by operating activities	4,087	3,975	2,565
Net cash flow used in investing activities	-48	-335	-1,664
Net cash flow used in/provided by financing activities	-4,853	-8,329	2,947
Change in cash and cash equivalents	-814	-4,689	3,848

OPERATING ACTIVITIES

In 2003, cash flow provided by operating activities increased by EUR 112 million to EUR 4,087 million.

Cash flow from operating activities before changes in working capital improved by EUR 1,542 million, mainly as a result of a EUR 8,689 million increase in operating result offset by a EUR 7,717 reduction of depreciation, amortization and impairment charges. Included in the improved operating result are the proceeds from the termination agreement with MobilCom of EUR 110 million.

Changes in working capital in 2003 had a negative effect on cash flow from operating activities of EUR 333 million. In 2002, our strong focus on working capital reduction resulted in a positive effect on cash flow of EUR 1,097 million.

In 2003, net interest paid amounted to EUR 976 million including EUR 72 million representing differences in future interest expenses resulting from the rehedging of our cross-currency swaps. Net corporate taxes received in 2003 amounted to EUR 178 million. Other items included in net cash flow provided by operating activities in 2003 were dividends received from Ceský Telecom (EUR 81 million), capital tax paid related to the refinancing of KPN Mobile (EUR 77 million) and the payment in 2003 of the pension shortfall as calculated in December 2002 (EUR 52 million).

In 2002, cash flow from operating activities increased by EUR 1,410 million to EUR 3,975 million. The increase resulted from an improved cash flow of EUR 812 million from operating activities before changes in working capital and EUR 598 million as a result of changes in working capital. The net interest paid amounted to EUR 1,213 million and net corporate taxes received amounted to EUR 103 million.

Net cash flow from operations before changes in working capital improved by 39.3% to EUR 2,878 million in 2002 (2001: EUR 2,066 million). The increase in net cash flow from operations before changes in working capital reflects the improved operating results before depreciation, amortization and impairments. The lower interest expenses also led to an improved cash flow from operations before changes in working capital.

The changes in working capital improved from EUR 499 million in 2001 to EUR 1,097 million in 2002. This improvement was mainly caused by lower accounts receivables, tax refunds related to prior years and the effect of advanced billing of subscription fees by Fixed Telephony. In 2001, net interest paid amounted to EUR 1,176 million, whereas the net corporate taxes paid amounted to EUR 123 million.

INVESTING ACTIVITIES

The table below is a three-year summary of our investments and additions and the reconciliation to the cash flow used in investing activities:

Amounts in millions of euro	2003	2002	2001

Additions to intangible fixed assets	6	1,270	809
Additions to property, plant and equipment	1,499	1,137	2,949
Additions to financial fixed assets	107	88	407
Total investments and additions	1,612	2,495	4,165

Less: non-cash items	-172	-1,358	-103
Less: proceeds from sale of assets	-1,392	-802	-2,398
Total cash flow used in investing activities	48	335	1,664

Intangible fixed assets

In 2003, additions totaled EUR 6 million. Additions in 2002 related mainly to the (non-cash) goodwill of EUR 1,253 million arising from the acquisition of the remaining 22.51% stake in E-Plus from BellSouth in exchange for 234.7 million of our shares. In 2001, investments related primarily to the goodwill of EUR 508 million on the acquisition of the remaining 50% in BASE as well as the acquisition of a UMTS license in Belgium for EUR 150 million.

Property, plant and equipment

In 2003, the additions to tangible fixed assets amounted to EUR 1,499 million (2002: EUR 1,137 million; 2001: EUR 2,949 million). This amount included non-cash items such as capitalized asset retirement obligations (EUR 30 million) and lease and dismantling obligations (EUR 48 million) relating to acquired MobilCom assets.

Financial fixed assets

The additions in 2003 amounted to EUR 107 million (2002: EUR 88 million; 2001: EUR 407 million), including the additions for amounts still to be received from Hutchison Whampoa Ltd. (EUR 41 million) and MobilCom (EUR 53 million).

Proceeds from the sale of assets

In 2003, total proceeds from sales of assets amounted to EUR 1,392 million, including the proceeds of the sale of our Directory Services (EUR 500 million), our interests in Ceský Telecom (EUR 570 million), Hutchison 3G UK (EUR 87 million), Inmarsat (EUR 70 million), UMC (EUR 72 million, which includes the redemption of our loan) and Vision Czech Republic (EUR 55 million) as well as the proceeds from the sale of various other assets including real estate.

In 2002, total proceeds from sales of assets amounted to EUR 802 million. These proceeds included EUR 603 million from the sale of Pannon GSM as well as the sale of various other assets, including real estate.

In 2001, total proceeds from sales of assets amounted to EUR 2,398 million relating to the disposal of non-core assets, including the sale of our interest in eircom/Eircell (EUR 1,204 million), Telkomsel (EUR 668 million), KPN Lease (EUR 161 million), fixed assets (EUR 100 million), Datacenter activities (EUR 163 million) and the sale of 10% of our shares in KPNQwest (EUR 102 million).

FINANCING ACTIVITIES

2003

In 2003, total net cash flow used in financing activities amounted to EUR 4,853 million. During 2003, financing activities consisted mainly of scheduled and early redemptions of debt. These early redemptions were made in the context of our strategy to manage and reduce our outstanding debt position, to improve our debt maturity profile and to use our cash and cash equivalents in a prudent manner.

In April 2003 we renegotiated a EUR 1.5 billion credit facility. The term of this facility has been extended to April 2006 (with a further extension option of one year to April 2007 at our discretion, provided that we have a credit rating of at least BBB with Standard & Poor’s and at least Baa2 with Moody’s, both with a stable outlook). Also, the facility contains improved interest margins and fees and no longer restricts the use of cash consideration for acquisitions or the prepayment of debt.

Additionally, in April 2003, we redeemed early the outstanding amount of EUR 1,638 million of our subordinated loan facility with BellSouth and this facility was cancelled by us. The money was borrowed early in 2002 following the exchange of BellSouth’s 22.51% interest in E-Plus for 234.7 million of KPN’s ordinary shares. The original redemption schedule consisted of EUR 500 million payable in October 2003 and EUR 1,138 million in March 2004.

During 2003, we also redeemed early EUR 373 million of the Convertible Bond maturing in 2005, EUR 146 million of the Global Bond (Euro portion) maturing in 2005, EUR 586 million of the Eurobonds maturing in 2006, EUR 5 million of a portion of the Private Loans maturing in 2005, EUR 3 million of a portion of the Private Loans finally maturing in 2006, EUR 26 million of the financial leases of E-Plus and EUR 14 million of the long-term portion of the Xantic shareholder loan (Telstra part). Total costs associated with the early redemption of the aforementioned debts amounted to EUR 69 million and were included under financial income and expense.

In addition, we redeemed the full amount of EUR 50 million drawn under the securitization program, which remains in place. The total size of this securitization program was reduced from EUR 250 million to EUR 200 million.

In accordance with our regular redemption schedule, we also redeemed EUR 1,042 million of the Eurobond maturing in 2003, approximately EUR 258 million being the outstanding amount of our loans provided by the Dutch State in 1989, EUR 386 million of our Syndicated Loan (entered into in 1998 with a group of banks), EUR 73 million of our financial leases and EUR 51 million of other loans. In 2003, new long-term financing was limited to EUR 45 million.

In July and September of 2003, we rehedged the swap related to the USD 1 billion Global Bond 2000-2030 in order to continue to protect us from currency rate risk on this bond (since the counter party had indicated that it intended to exercise its right under the original swap transaction to terminate part of this transaction against market value as of October 1, 2003). The lower USD rate in the rehedge resulted in a decrease of the euro equivalent of the Global Bond 2000 – 2030, resulting in a gross debt reduction of EUR 241 million.

2002

In 2002, total net cash flow used in financing activities amounted to EUR 8,329 million. In 2002, our financing activities consisted mainly of scheduled and early redemptions of debt.

In April 2002, we redeemed early EUR 332 million of the Eurobond maturing in 2003 through a public tender offer. Furthermore, in December 2002, we redeemed early

EUR 542 million of the Global Bond USD maturing in 2005 and EUR 195 million of the Global Bond EUR maturing in 2005 through two separate public tender offers.

In addition, during the year 2002, we redeemed early EUR 375 million of the Eurobond maturing in 2004 and EUR 116 million of the Eurobond maturing in 2003 in the open market and redeemed early EUR 111 million of a portion of the Private Loans maturing in 2006, EUR 55 million of a portion of the Private Loans maturing in 2005, EUR 64 million of the Zero Coupon Loan maturing in 2005, and EUR 9 million of the Zero Coupon Loan maturing in 2007.

In June 2002, we redeemed early the outstanding amount of our European Investment Bank Loan maturing in 2005 for an amount of EUR 181 million (in addition to a scheduled redemption on this loan in April 2002 for an amount of EUR 46 million), and in December 2002 we also redeemed early the E-Plus Project Finance maturing in 2007 for an amount of EUR 1,881 million and this facility was cancelled by us.

Total costs associated with the early redemption in 2002 of the aforementioned debts amounted to EUR 120 million and were included under financial income and expenses.

In January 2002 we entered into an agreement with BellSouth under which BellSouth agreed to exchange its 22.51% interest in E-Plus for 234.7 million of our ordinary shares. We assumed approximately EUR 2.15 billion (100%) of E-Plus’ shareholder loans from BellSouth by borrowing this amount under the subordinated loan facility between BellSouth and our Company. In December 2002, we redeemed EUR 516 million of this amount, and in February 2002 we redeemed EUR 483 million that was outstanding under the original subordinated loan agreement with BellSouth.

In accordance with our regular redemption schedule, we also redeemed EUR 3,325 million of the Eurobond maturing in 2002.

2001

In 2001, total cash flow provided by financing activities amounted to EUR 2,947 million, consisting of a cash inflow of EUR 9,425 million offset by a cash outflow of EUR 6,478 million.

In January 2001, KPNQwest issued a bond, which was proportionally consolidated in our accounts (EUR 223 million). In February 2001, we redeemed EUR 235 million of BASE’s bank debt following our acquisition of the remaining interest in BASE. E-Plus redeemed a EUR 1.2 billion credit facility and, in April 2001, entered into a new EUR 2.5 billion credit facility, of which approximately EUR 1.9 billion was drawn (our 77.49% interest at the time amounted to EUR 1.5 billion). In April 2001, we issued approximately EUR 2.3 billion of Eurobonds in two tranches: one tranche of EUR 2.0 billion and one tranche of approximately EUR 280 million (GBP 175 million). In June 2001, we redeemed EUR 2.0 billion of floating rate notes and approximately EUR 1.0 billion notes privately placed in Japan maturing in 2001. In the third and fourth quarter of 2001, we redeemed approximately EUR 1.2 billion of notes, which had been privately placed in Japan. Furthermore, we redeemed early EUR 175 million of floating rate notes maturing in June 2002 and EUR 10 million of fixed rate notes maturing in June 2003. In November 2001, we concluded a securitization program of up to a maximum amount of EUR 250 million for receivables from retail customers, upon which we drew EUR 50 million. On December 12, 2001, we issued 1,020,408,163 ordinary shares at a price of EUR 4.90 per share via a public offering. Total net proceeds to us from the offering amounted to approximately EUR 4,843 million.

Credit rating

On June 20, 2003, Moody’s changed our credit rating from Baa2 on review for upgrade to Baa1 with a stable outlook (following an earlier upgrade by Moody’s from Baa3 to Baa2 on April 10, 2003 and a change of the outlook from stable to positive on January 22, 2003). On January 29, 2004, Standard & Poor’s raised our credit rating from BBB+ with a positive outlook to A– with a stable outlook (following an earlier adjustment from BBB with a positive outlook to BBB+ with a positive outlook on June 24, 2003 and a change of the outlook from stable to positive on March 12, 2003).

Commitments and contingencies

CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations over the coming years:

	Amounts due by period
Amounts in millions of euro	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt obligations (excluding capital lease obligations)	10,076	907	4,458	1,818	2,893
Capital lease obligations	83	45	38	—	—
Long-term debt and capital lease obligations	10,159	952	4,496	1,818	2,893
Capital commitments	266	263	3	—	—
Rental contracts	1,876	278	459	950	189
Operating lease obligations	125	57	44	16	8
Guarantees	40	9	5	1	25
Obligations to purchase	1,382	583	470	268	61
Other	19	11	8	—	—
Off-balance sheet commitments	3,708	1,201	989	1,235	283
Total	13,867	2,153	5,485	3,053	3,176

There are no off-balance sheet arrangements, other than those disclosed in the sections titled ‘Financing – Fair value of Financial Instruments’ and ‘Commitments, contingencies and legal proceedings’, that have or reasonably likely to have current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

For additional information, please refer to the sections titled ‘Financing - Fair value of Financial Instruments’ and ‘Commitments, contingencies and legal proceedings’ in our Consolidated Financial Statements.

Long and short-term liabilities

REDEMPTION SCHEDULE OF TOTAL INTEREST-BEARING DEBT

The following table sets forth the redemption schedule of all our interest-bearing debt over the coming years:

Amounts in millions of euro	Total	Convertible subordinated	Bond	Zero coupon	Capital lease obligations	Other

2004	952	—	875	—	45	32
2005	2,429	1,127	992	4	25	281
2006	2,067	—	2,004	—	13	50
2007	38	—	—	—	—	38
2008	1,780	—	1,780	—	—	—
Subsequent years	2,893	—	2,893	—	—	—
Total	10,159	1,127	8,544	4	83	401

For more information on our debt profile, please refer to the section titled ‘Financing’ in our Consolidated Financial Statements.

Available financing sources in 2004

As of December 31, 2003, we had cash and cash equivalents of approximately EUR 1,839 million. In addition to the available cash and cash equivalents, cash flows from operations and revenues from any further sales of non-core assets, we have the following financing sources available:

EUR 1.5 billion multi-currency revolving credit facility

On April 14, 2003, we renegotiated our EUR 1.5 billion credit facility to replace the EUR 1.75 billion credit facility concluded on May 17, 2002. The size of the facility has been further reduced because of our improved cash position. We have not drawn any funds under this facility. The final termination date for the renewed facility is April 14, 2006. At our discretion, the facility may be extended by one year (through April 2007), provided that we have a credit rating of at least BBB with Standard & Poor’s and at least Baa2 with Moody’s (both with a stable outlook).

The requirements under this facility with respect to our EBITDA levels have been relaxed. EBITDA is defined in the credit agreement as the results of the group (i) before taking into account extraordinary items and exceptional items, (ii) before deducting taxes, (iii) before deducting amortization of goodwill, financing costs and costs of acquisitions, (iv) before taking into account interest, (v) after deducting any gain and adding back any loss on disposals and revaluation of assets, (vi) before taking into account provisions against liabilities, (vii) before deducting depreciation, and (viii) after taking into account dividends and capital distributions. Our ratio of EBITDA to net interest expense is now required to be equal to or greater than 3.5:1 through December 2003, and is required to be equal to or greater than 4.0:1 thereafter. Our ratio of total consolidated net borrowings to EBITDA may not exceed 3.5:1 through December 2003, and may not exceed 3.0:1 thereafter. These requirements were met in 2003.

The facility requires that our fixed-line business remains wholly owned by us and restricts certain subsidiary borrowings.

The facility prohibits us from paying dividends in cash on KPN’s ordinary shares, unless we have a credit rating of at least BBB with Standard & Poor’s and Baa2 with Moody’s (in each case with a stable outlook). KPN’s current rating is A– with Standard & Poor’s (stable outlook) and Baa1 with Moody’s (stable outlook).

The facility no longer contains specific restrictions with respect to the early redemption of public debt or cash acquisitions. However, the facility may not be utilized for the purpose of the (early) redemption of subordinated debt.

In addition, the facility provides that we may not enter into a statutory merger (juridische fusie) without the prior consent of the lenders representing two-thirds of the facility amount.

If we fail in the future to comply with any of the covenants contained in the facility, we may be required to immediately repay any outstanding indebtedness under the facility, and we may be unable to access funding under the facility. In addition, a default under the facility may trigger defaults under other financing arrangements, requiring us to repay other indebtedness as well. Likewise, defaults under other financing arrangements may trigger defaults under this facility. The interest rate payable on drawings under the facility will be EURIBOR (or LIBOR, depending upon the currency of drawing) plus an applicable margin, which varies depending upon our long-term (unsecured) debt ratings by Standard & Poor’s and Moody’s.

The margins have been improved and are determined by the average of the two ratings by the aforesaid rating agencies as follows:

Rating	Margin

A+/A1 or higher	0.45%
A/A2	0.50%
A-/A3	0.60%
BBB+/Baa1	0.80%
BBB/Baa2	1.00%
BBB-/Baa3	1.20%
Lower than BBB-/ Baa3	3.25%

Based on our current credit ratings, as mentioned above, any drawings under the credit facility would currently bear interest of EURIBOR (or LIBOR, depending upon the currency of drawing) plus 0.70%, being the average of the A – (Standard & Poor’s) and the Baa1 rating (Moody’s).

Global Medium Term Note Program

The available borrowing capacity as of December 31, 2003 under our USD 10 billion Global Medium Term Note (GMTN) program (available since April 1997) amounted to EUR 3,746 million. The GMTN program contains no commitments from investors to provide funding to us.

Securitization Program

We have a securitization program of receivables from retail customers with a maximum amount of EUR 200 million at our disposal (reduced by EUR 50 million compared to 2002). The program is entered into for an unlimited period of time, but can be terminated by us upon one month’s notice. Under this program, we transfer billed and unbilled receivables to a variable interest entity, whose assets and liabilities are fully consolidated. The total available amount depends on the available amount of billed and unbilled receivables. In 2003, we redeemed the EUR 50 million that was drawn under this program. Accordingly, no sums are currently drawn under the securitization program. The interest rate on this debt is approximately EURIBOR + 0.4%. If our credit rating ceases to be BB+/Ba1 or higher, the total available amount will decrease because KPN will no longer be able to sell unbilled receivables. If our credit rating ceases to be BB/Ba2 or higher, the program will be terminated.

We believe that our cash flow from operating activities together with our cash balances and the available capacity under our existing facilities, as described above, will be sufficient to meet our present working capital needs. We may need to incur additional debt or issue new equity shares to implement and execute our business strategies and to refinance existing debt. Financing and refinancing conditions will largely depend on future market conditions, our credit ratings, the telecommunications industry ratings, and our results of operations and future prospects, and we cannot be certain that financing will be available to us on favorable terms, or at all.

Material capital resources covenants

In addition to the restrictions mentioned above, our existing capital resources contain the following material covenants, which could trigger additional financial obligations or early redemption of the outstanding indebtedness.

Our Eurobonds 2001–2006 (EUR) and Eurobonds 2001–2008 (GBP) contain a rating step-up provision which offers each note holder a 0.375% increase in the interest rate for each notch downgrade of our unsecured long-term debt below either Baa2 by Moody’s or BBB by Standard & Poor’s, and a rating step-down provision which results in a 0.375% decrease in the interest rate for each notch upgrade (up to the initial interest rate).

Additionally, we may be required to redeem the outstanding notes early, in the event that

(i) we consolidate with or merge into another entity (other than a merger of a subsidiary into KPN in which KPN is a continuing corporation) or convey, transfer or lease all or substantially all of our properties and assets to another person without the prior approval by the note holders; and

(ii) the rating assigned to the notes after giving effect to any such transaction is lower either than Baa3, in the case of Moody’s, or BBB–, in the case of Standard & Poor’s.

As of December 31, 2003, the total outstanding amount under these bonds amounted to EUR 1,849 million (2002: EUR 2,280 million).

In addition, many of our capital resources contain a covenant prohibiting our principal subsidiaries or the group as a whole to enter into any amalgamation, demerger, merger, corporate restructuring or reorganization if such event would have a material adverse effect on either the ability of the obligors under the facility to perform their obligations under the facility or on our business or financial condition and that of our subsidiaries taken as a whole.

Information about market risk

As a result of our international operations, we are exposed to various kinds of market risks in the ordinary course of business. These risks include foreign currency exchange rate risks, interest rate risk, credit risk, legal risks and country risks.

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

Derivative financial instruments are used solely for the purpose of hedging underlying exposures. Business operations and Group companies are not allowed to enter into derivative financial instruments for speculative purposes.

Credit risk is mitigated by strict policies on client acceptance and counter party limits. Local management and our central legal department review legal and country risks on a case-by-case basis.

For more information, please refer to the section titled ‘Fair Value of Financial Instruments’ in our Consolidated Financial Statements.

Critical Accounting Policies and Estimates

The following discussion has been prepared in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP) and in the United States (US GAAP). Dutch GAAP varies in certain significant respects from US GAAP. The preparation of our financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts in our Consolidated Financial Statements, accompanying Notes and the Information on US GAAP. Where the accounting principles under US GAAP differ significantly from Dutch GAAP, specific to our Critical Accounting Policies and Estimates, we have described the accounting policies and methods used in the preparation of our Consolidated Financial Statements and the note on ‘Information on US GAAP’. The general Notes to our Consolidated Financial Statements and Information on US GAAP describe the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements and Information on US GAAP. We base our estimates on historical experience, independent valuations and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following Critical Accounting Policies and Estimates affect our significant estimates, judgments and assumptions used in the preparation of our Consolidated Financial Statements and Information on US GAAP:

•                  impairments of goodwill and other long-lived assets;

•                  useful lives of long-lived assets and valuation of intangibles;

•                  income taxes;

•                  pensions and other post-retirement benefits;

•                  revenue recognition;

•                  provision for litigation and contingencies.

Impairments of goodwill and other long-lived assets

The inherent management estimates and assumptions used in determining whether an impairment charge should be recognized are as follows:

•                  determining our cash generating units and reporting units;

•                  projecting cash flows for determining recoverable amounts of our cash generating units and reporting units; and

•                  determining discount rates.

We believe that estimates of recoverable amounts are susceptible to change from one period to the next because they require management to make assumptions about future sales, related cost of sales and capital expenditures. In estimating future revenue, we use our internal projections, which are developed based on our strategic plan for existing and new product offerings and expected average revenues per user, and customer base growth. Estimates of our future operating expenses and capital expenditures are developed based on our expected levels of revenue growth, the timing of the building of our UMTS networks and potential changes in governmental regulations and requirements. The judgments underlying our projections can vary significantly from year to year due to economic or market conditions, technological advances, changes in the business or regulatory environment, or other factors outside our control. If our projections of recoverable amounts change as a result of these factors, especially in our business models, our anticipated timeframe of the rollout of the UMTS network, communication technology or the regulatory environment, we may have to recognize additional impairment charges on goodwill, licenses and other long-lived assets.

In accordance with Dutch and US GAAP, we assess the impairment of intangible fixed assets (such as our licenses and goodwill), property, plant and equipment, financial fixed assets and participating interests. Factors that we consider important, which could trigger an impairment review, include the following:

•                  significant declines in the asset market value, more than would be expected as a result of the passage of time or normal usage;

•                  significant changes in the manner of use of the acquired assets or the strategy for our overall business;

•                  significant underperformance relative to expected historical or projected future operating results;

•                  significant adverse industry or economic trends; and

•                  significant obsolescence or physical damage of an asset.

When one or more of the above indicators of impairment exists, we review the recoverability of the carrying value of the assets.

Under Dutch GAAP, we recognized the following impairment charges on our goodwill and other fixed assets in the years 2003, 2002 and 2001:

Amounts in millions of euro	2003	2002	2001

Goodwill E-Plus	—	1,427	13,701
Goodwill BASE	—	425	—
Goodwill Český Telecom	—	—	182
Goodwill Hutchison 3G UK	—	—	135
Other goodwill	84	31	95
Total impairments on goodwill	84	1,883	14,113

Licenses E-Plus	—	5,216	—
Licenses BASE	-103	196	—
Other licenses	15	—	—
Total impairments on licenses	-88	5,412	—

PP&E KPN Belgium	—	100	—
PP&E acquired from KPNQwest	—	93	—
Other PP&E	124	117	196
Total impairments on property, plant and equipment	124	310	196

Participating interest Hutchison 3G UK	-119	1,166	104
Participating interest in KPNQwest	—	270	—
Participating interest in Český Telecom	-46	156	—
Devaluation of marketable securities in eircom	—	—	63
Loans	—	—	20
Total impairments on financial fixed assets	-165	1,592	187

Total impairments	-45	9,197	14,496

Under US GAAP, in addition to assessing goodwill impairment if one of the above triggering factors is identified, we also assess impairment on an annual basis in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. In order to determine the fair value of the reporting unit, significant management judgment with the assistance of a third party valuation specialist is applied in order to estimate the underlying discounted future cash flows. If the fair value is lower than the book value then a hypothetical purchase price allocation needs to be done to determine the implied fair value of goodwill. This fair value is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, impairment must be recorded for the difference.

Under US GAAP we recognized the following impairment charges on our goodwill and other fixed assets in the years 2003, 2002 and 2001:

Amounts in millions of euro	2003	2002	2001

Goodwill E-Plus	—	15,045	—
Goodwill BASE	—	400	—
Goodwill Český Telecom	—	—	182
Goodwill Hutchison 3G UK	—	135	—
Other goodwill	29	41	88
Total impairments on goodwill	29	15,621	270

Licenses E-Plus	5,137	—	—
Capitalized interest E-Plus	1,840	—	—
Licenses BASE	—	77	—
Capitalized interest BASE	—	9	—
Other licenses	15	—	—
Total impairments on licenses	6,992	86	—

PP&E KPN Belgium	—	100	—
PP&E acquired from KPNQwest	—	93	—
Other PP&E	124	78	196
Total impairments on property, plant and equipment	124	271	196

Participating interest Hutchison 3G UK	—	1,270	—
Participating interest in KPNQwest	—	270	—
Infonet	—	70	124
Loans	—	—	20
Total impairments on financial fixed assets	—	1,610	144

Total impairments	7,145	17,588	610

Useful lives of long-lived assets and valuation of acquired assets

USEFUL LIVES OF LONG-LIVED ASSETS

Fixed assets, consisting primarily of property, plant and equipment and intangibles, comprise a significant portion of our total assets. Changes in our intended use of these assets, technological development and market conditions may cause the estimated period of use or the value of these assets to change. We perform internal studies on an annual basis to confirm the appropriateness of our estimates of the economic useful lives for each category of current property, plant and equipment and other long-lived assets. In determining the initial and remaining estimated useful life of a fixed asset, management estimates (1) the physical life of the asset; (2) the technological life of the asset; (3) the lives for similar productive assets; and (4) the expected period that benefits will be derived from the asset. The foregoing estimates and assumptions are inherently uncertain and subject to change, including as a result of factors outside our control. If the estimated useful life is shortened, we depreciate or amortize the remaining value of the asset over the revised remaining life of the asset.

The total gains or losses reported on the disposal or retirement of long-lived assets may be an indicator of the accuracy of our estimates.

Under Dutch GAAP, we recognized the following results on disposals or retirement of fixed assets:

Amounts in millions of euro	2003	2002	2001

Impairments due to retirement of PP&E	58	140	72
Book gains on sale of PP&E	12	27	55

VALUATION OF ASSETS FOR PURCHASE ACCOUNTING

We allocate the cost of acquired companies to tangible and identifiable intangible assets and liabilities acquired by reference to their estimated fair values at the time of acquisition. The remaining amount is recorded as goodwill. Any value assigned to the identifiable assets is determined by reference to an active market, independent appraisal, or estimated by our management based on cash flow projections which include estimates and judgment regarding expectations for the economic useful lives of the products and technology acquired. In the latter situation, where appropriate, third party valuation specialists are involved.

The allocation of costs to identifiable assets under US GAAP may differ from the allocation under Dutch GAAP. Under Dutch GAAP, certain intangible assets are not distinguished by us, such as brand name and customer base. Under US GAAP, these elements are recognized as separate intangible assets.

Income taxes

As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. The estimates are consistently applied under both Dutch and US GAAP. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from different treatment of items, such as the valuation of our tangible fixed assets and provisions. These differences result in deferred tax assets and liabilities, which are included in our Consolidated Balance Sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely we recognize valuation allowances against these assets. To the extent the likely recovery of deferred tax assets changes, we include an expense or a gain within the tax charge on our Statement of Income for the relevant period. Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the valuation of deferred tax assets. Management reviews all available evidence to determine whether, based on the weight of that evidence, a valuation allowance is needed. We consider future taxable income projections, historical results and ongoing tax planning strategies in assessing the recoverability of deferred tax assets. In the event that actual results differ from these estimates due to future changes in income tax law or results from final review of our tax returns by taxing authorities, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Following an agreement with the Dutch tax authorities in 2004, we recorded a fiscal loss of EUR 6 billion in the Netherlands related to the year ended December 31, 2002. We recognized a related deferred tax asset of EUR 2,070 million, based on the loss at a nominal tax rate of 34.5%. After deducting the taxation on the taxable income of 2002 and 2003, the related deferred tax asset remaining at December 31, 2003 amounted to EUR 1,548 million. We expect a complete recovery of this asset before the end of 2006.

In 2002, we recorded valuation allowances of EUR 275 million for previously recognized deferred tax assets for trade tax losses carried forward at E-Plus and EUR 331 million for previously recognized deferred tax assets for corporate tax losses carried forward at BASE. After these allowances, no net deferred tax assets for losses carried forward were recognized by E-Plus and BASE. We have reduced the valuation allowance on the deferred tax asset for trade tax losses carried forward of E-Plus to the extent that trade tax losses can be compensated in the foreseeable future with expected trade tax profits. These expected trade tax profits are mainly the result of the limitation of the deductibility of interest caused by German tax legislation, becoming effective as from January 1, 2004. This new legislation in combination with the most recent business cases resulted in the reduction of the aforementioned valuation allowance by EUR 87 million, based upon a forecast of the amount to be realized within the next seven years. In calculating the valuation allowance, we took into account the new German tax loss compensation rules, which only limits the annual loss compensation. If we had based our estimate of recoverability on a five-year forecast, we would have recognized a deferred tax asset equal to EUR 55 million.

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

DUTCH GAAP

Under Dutch GAAP, our pension expenses in our Statement of Income relate to the contributions we pay to our pension funds. Our contributions are based on actuarial valuations and a dynamic model, which includes future expectations of return on assets, the rate of compensation increases, and other assumptions. Any refunds received from these funds are offset against our pension expenses in our Statement of Income. In accordance with Dutch pension law, we are liable for any shortfalls in our pension funds. Additionally, the funding agreement between KPN and its pension funds makes provision for additional pension charges necessary if coverage ratios (being the ratio of the fair value of the investments of the pension funds to the pension liabilities) are below the desired coverage ratio. We expect the total funding shortfall of the Stichting Pensioenfonds KPN and the Stichting Ondernemingspensioenfonds to be EUR 305 million at December 31, 2003. Under the current estimates and payment schedule, which aims at funding the total shortfall over a period of six years, the obligation at year-end 2003 amounts to EUR 21 million. As a result, we have recognized an additional pension liability for 2003 of EUR 21 million. If capital market conditions decline in the future, we may have to recognize additional pension liabilities.

Our early retirement plan is neither funded nor insured through a third party, but is paid directly by us to our early retirement employees. In accordance with Dutch GAAP, we recognize a provision for all benefits that will become a payment obligation within the period of the then prevailing Collective Labor Agreement (as of December 31, 2003, the applicable period was two years). Our obligation to fund the early retirement plan terminates in 2011. As of December 31, 2003, we recognized under Dutch GAAP a provision of EUR 361 million (2002: EUR 338 million).

Cash contributions for our defined benefit and contribution plans, the funding of the shortfall and payments for early retirements are expected to amount to EUR 143 million in 2004.

US GAAP

US GAAP pension accounting differs significantly from Dutch GAAP pension accounting. Under US GAAP, pensions are accounted for in accordance with SFAS No. 87, Employers’ Accounting for Pensions. Standardized accounting and actuarial valuations determine the accounting for pension costs. Inherent in these valuations are various assumptions, which include: employee turnover, mortality, retirement ages, discount rates, expected long-term returns on plan assets, and future wage increases, which are usually updated on an annual basis at the beginning of each fiscal year. Actual circumstances may vary from these assumptions, giving rise to a different pension liability, which would be reflected as an additional gain or loss in our Statement of Income.

Changes in the related pension benefit costs may occur in the future due to changes in assumptions. The key assumptions used in computing our fiscal year 2003 net pension benefit cost were a 5.5% discount rate, a 7.3% expected return on plan assets, a 2.0% rate for price inflation and a 3.0% rate of future wage increases. In 2003, our net periodic pension benefit cost was EUR 189 million, compared to EUR 51 million in 2002. Our net pension benefit cost is expected to decrease to approximately EUR 109 million during 2004, primarily as a result of higher plan assets and related expected return on plan assets and lower service costs due to a lower number of personnel.

Revenue recognition

GENERAL

The pricing of a number of our services is subject to regulatory oversight by the Dutch regulatory authority, OPTA. As a result, some of the services we provide are required to be cost-based. The regulatory oversight also covers services, competition and other public policy matters. Different interpretations of the costing models we use and rulings on issues or differences of opinion may result in adjustments to our pricing and, accordingly, our revenues. Additionally, tariff discrepancies, which are raised by some of our customers, may result in adjustments to our pricing and revenues.

US GAAP

For the years ended December 31, 2002 and 2001, we deferred recognition of one-off connection fees and recognized these over the estimated customer relationship period in accordance with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101). During those periods, we also deferred the associated direct costs for an amount equal to or less than the amount of deferred revenues and recognized these over the estimated customer relationship period.  Any excess direct costs were expensed immediately.

On January 1, 2003, we early adopted EITF 00-21, Revenue Arrangements with Multiple Deliverables, which addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets.  Accounting for multiple element arrangements requires management to make estimates regarding the fair values of products and services and estimated customer relationship periods.

Fair values of products and services are required to determine the allocation of revenue to each deliverable in the multiple element arrangement.  When we determine fair values based on vendor specific objective evidence (‘VSOE’), if a deliverable is not yet being sold separately in the market, management must use judgment in establishing a price that is not expected to change once the deliverable starts being sold separately.  When we are unable to determine fair values based on VSOE, we must decide what is the best source of verifiable objective evidence (‘VOE’).  We evaluate factors such as comparability of the product or service, vendor (which may be our direct or indirect competitor) and customer market to determine fair values based on VOE.  If we determined fair values differently, the allocation of revenue to products and services may change and affect the timing of revenue recognition.

We estimate the customer relationship period for each type of service offering based on historical information and management’s expectations regarding known trends or changes.  Our markets continue to evolve rapidly and customer relationship periods are constantly changing due to the introduction of new products by our competitors and us.  Customer relationship periods for older products are generally decreasing and customer relationship periods for new products may change as more historical information becomes available.  The estimated customer relationship period affects the allocation of revenue and timing of revenue recognition in multiple element arrangements.  When we determine that the estimated customer relationship period has changed, we account for this as a change in estimate and adjust the amortization of deferred revenue and costs on a prospective basis.

Provision for litigation and contingencies

We are a party to lawsuits, claims, investigations, and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. We review the current status of any pending or threatened proceedings with our legal counsel on a quarterly basis. In determining whether provisions are required with respect to pending or threatened litigations, management reviews the following (1) period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (2) degree of probability of an unfavorable outcome; and (3) ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, we recognize any loss that we consider probable and reasonably estimable as of the balance sheet date. Actual results may differ materially from estimates.

Recent Accounting Pronouncements

DUTCH GUIDELINES

In December 2003, the Dutch Council for Annual Reporting issued the 2003 edition of the Guidelines for Annual Reporting. The following changes have been made to the guidelines, which may impact the Company’s accounting policies in 2004:

•                  An explicit distinction has been made between the equity of the statutory and consolidated financial statements (RJ 240); and

•                  Detailed guidance has been provided for the treatment of intercompany-transactions in the statutory and consolidated financial statements (RJ 520).

We are currently investigating possible effects of the new guidelines on our financial reporting.

In addition to the above guidelines further clarification has been given regarding Employee Benefits (RJ 271). This guideline is based on IAS 19 Employee Benefits and will not become mandatory before January 1, 2005. We will not apply this guideline before that date.

US GAAP ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FASB Interpretation 46, ‘Consolidation of Variable Interest Entities, an Interpretation of ARB 51’ (‘FIN 46’), and amended FIN 46 in December 2003.  FIN 46 requires an investor with a majority of the variable Interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures.  A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN 46 is effective immediately for all new VIE’s created after January 31, 2003.  For VIEs created prior to February 1, 2003, Fin 46 will be effective for the company as of December 31, 2004.  The disclosure requirements of FIN 46 are effective for our 2003 financial statements regardless of the date the VIE was created.

We continue to have significant involvement, with certain purchasers of non-core assets, which were disposed of in the past, either through service level agreements or other certain specific guarantees.  We are in the process of reviewing these arrangements to determine whether the investee is a VIE and if so, if we are the primary beneficiary.  Our review of these disposed entities has not yet identified any VIEs that would require consolidation of any significant interest in a VIE that would require disclosure under FIN 46.  We are also in the process of reviewing our investment portfolio, including associated companies, as well as other arrangements to determine whether we are the primary beneficiary of any VIEs.  The review has not yet identified any VIEs that would require consolidation or any significant exposure to VIEs that would require disclosure.

In April 2003, the FASB issued SFAS 149, ‘Amendment of Statement 133 on Derivative instruments and Hedging Activities’ (SFAS 149), SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly and by clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows.  The guidance in SFAS 149 was effective prospectively for contracts entered into or modified and for hedging relationships designated after June 30, 2003.  The adoption of this statement had no effect on our consolidated financial statements.

In May 2003, the FASB issued SFAS 150, ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ (SFAS 150).  The statement establishes standards on how to classify and measure certain financial instruments with characteristics of both liabilities and equity and requires additional disclosures regarding alternative ways of setting instruments and the capital structure of entities, all of whose shares are mandatory redeemable.  SFAS 150 does not apply to obligations under stock based arrangements if they are accounted for under APB 25, SFAS 123 or related guidance.  The provisions of SFAS 150 were effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective the first interim period beginning after June 15, 2003.  However, the guidance applying to mandatorily redeemable non-controlling interests has been deferred.  We are currently assessing the impact of the adoption of this statement.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The European Commission has decided that, with effect from January 1, 2005, all listed companies in Europe shall be required to prepare their financial statements in accordance with International Financial Reporting Standards, or IFRS (formerly known as International Accounting Standards).

In 2003, we established a project team consisting of various members of the KPN organization under the responsibility of the Board of Management, which is responsible for the conversion from Dutch GAAP to IFRS. In the summer of 2003, the project team conducted an analysis of the key differences between IFRS and Dutch GAAP and the changes in disclosure requirements, and performed a first impact analysis of the effect of the new reporting requirements on previously reported figures, accounting and other systems and procedures and our day-to-day business.

After completing the first impact analysis, we decided on the core set of accounting policies to be applied by us under IFRS, including decisions with regard to the first time application of IFRS. In this analysis, we reviewed all relevant IFRS accounting standards and transition provisions (as laid down in IFRS 1, First-time adoption) and considered:

•                  consistency with generally applied accounting practices in the telecommunications industry;

•                  impact on current business and procedures;

•                  degree of difficulty of systems conversion;

•                  impact on previously reported and future results; and

•                  degree of convergence with US GAAP.

We are currently in the process of carrying out the actual IFRS conversion and implementation. The conversion and implementation consist of the rewriting of the accounting manual, adjusting existing reporting and accounting systems or implementing new systems, adapting procedures and business policies where applicable, converting the 2003 opening balance and 2003 and 2004 financial statements (as we are listed on the NYSE and we are therefore subject to SEC requirements and legislation, we have to present two years of comparative financial information in our financial statements), preparing an IFRS compliant budgeting process for the year 2005, and training and educating all relevant KPN employees.

In order to facilitate a smooth transition to IFRS as of January 1, 2005, all our subsidiaries will have to report on a dual basis (Dutch GAAP and IFRS) as from the second half of 2004 for internal reporting purposes.

As we are currently in the process of converting the 2003 opening balance sheet and financial statements, we are not yet able to provide a quantitative analysis on the impact on this years’ financial results and balance sheet. We believe, based on the analyses performed so far, that the following IFRS standards and exposure drafts may result in material differences between the Dutch GAAP and IFRS financial statements:

•      Revenue (IAS 18); Under IFRS, we will likely make a number of changes to our current accounting policies for revenue recognition under Dutch GAAP. These changes will be primarily driven by the desire to eliminate differences between IFRS and US GAAP in our financial statements and the expectation that IFRS and US GAAP will converge in the future. As US GAAP does not conflict with the concepts of IAS 18, we are likely to decide to base our accounting policy for revenue recognition under IFRS as much as possible on US GAAP, and more in particular on the policies laid down in SAB 101, Staff Accounting Bulletin 104, Revenue Recognition (SAB 104) and EITF 00-21. We have already included this information on the quantitative effect of these accounting policies in our Financial Statements, under ‘Information on US GAAP’.

•      Accounting for Business Combinations (ED3): The IASB's current view is that amortization of goodwill over the estimated useful life is no longer required. Instead, the goodwill amounts carried on the balance sheet are subject to annual impairment testing, or more frequently if events or changes in circumstances indicate that it might be impaired. As a result, goodwill is carried at cost less any accumulated impairment losses. This approach differs from our current accounting policy and will therefore have an impact on our future results.

•      Employee Benefits (IAS 19); The implementation of IAS 19 will lead to changes in the Balance Sheet and accounting for the costs of pensions in the Income Statements, which is broadly comparable to SFAS 87, Employers’ Accounting for Pensions. Under IFRS 1, KPN is likely to record all unrecognized gains and losses at January 1, 2003, as an adjustment to the opening equity.

•      Financial Instruments – Disclosure and Presentation (IAS 32) and Financial Instruments – Recognition and Measurement (IAS 39); The implementation of IAS 32/39 will lead to the inclusion of the fair value of derivatives in our balance sheet, with changes in the fair value being recorded through the Income Statement and more stringent requirements with regard to the application of hedge accounting. Currently, the derivatives are not recorded separately on our Balance Sheet, and are in some cases presented as part of a financial asset or liability for which a derivative has been concluded.

•      Share-based payments (IFRS 2); IFRS 2 specifies the financial reporting for share-based payment transactions which include, among others, share options granted to employees. For share-based payment transaction with employees, the fair value of the equity instruments granted shall be recognized as expenses. The fair value of employee option plans has to be estimated at the grant date and should be expensed on grant date if the options vest immediately. If, for example, a specified period of service has to be completed, the options do not vest immediately and, consequently, the fair value has to be amortized over the vesting period. IFRS 2 is comparable to SFAS 123. Under Dutch GAAP, generally no charges associated with employee stock option plans are recorded in the Income Statement.

Note that the above list is by no means exhaustive and other differences may also exist. Also note that a number of IFRS standards as well as interpretations still have a draft status while we will have to apply the final versions of these standards and interpretations in our first set of IFRS financial statements. This concerns for example Exposure Draft 3, Business Combinations and Draft Interpretation 3, Determining whether an arrangement contains a lease. Standards or interpretations such as these may also have a significant impact on our figures.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

We are a company with commitment to the community. Our services contribute significantly to the economy by providing data and telecommunication to the information society and employment opportunities as one of the largest private employers in the Netherlands. The products and services we provide are indispensable in the daily life of many people and companies. We are conscious of occupying a special position in the community and recognize the expectations that exist in this regard.

For 2003, in addition to reporting on the Company’s environmental policy, we also report on our social policy and commitment in a Sustainability Report, which will be published on the Internet (www.kpn.com). For more information on our sustainability efforts, please refer to this document.

Environmental policy

Our goal is to reduce the effects of our business on the environment. Our environmental policy for the period 2004–2007 includes the objective of ranking among the better-performing companies in the telecommunications industry. We believe we can achieve this objective within that timeframe. Our environmental policy is focused on reducing waste, improving energy efficiency, cutting emissions of carbon dioxide and reporting on our compliance with legal requirements. We have (already) made progress in each of these fields in 2003.

KPN’s foreign affiliated and associated companies started environmental reporting in 2003. However, an analysis of these results is not yet possible because no comparative historical data are available.

Social policy

Employees make KPN what it is. They play a crucial role in retaining and strengthening our position in a market where competition continues to grow and employment opportunities are under pressure. We want to stimulate and motivate employees to work in a more result-driven way. Conditions of employment traditionally of a collective and protective nature are making way for a policy aligned more to the individual and to rewards. We will reward jointly-achieved results and personal contributions to them.

PERFORMANCE REWARD

More than in the past, our remuneration policy is linked to the Company’s results. Employees in the Netherlands received a one-off bonus, for example, when it was established mid-2003 that the Company had successfully moved out of the threatening situation that existed at year-end 2001.

The modernized remuneration policy agreed at year-end 2003 is built upon introduction of Performance Reward. Groups of employees will be rewarded for achieving challenging predefined targets. This approach is designed to stimulate employees to fulfill the shared objectives of their part of the company: reduce costs, increase sales and improve customer satisfaction. Bonuses will vary between 0 and 3.5% and may be as much as 5.5% for exceptionally good results. Regular salary will be determined more by an employee’s functioning. Any general salary increase will be combined with the personal increase in salary. The dual increase will depend on how the employee functions.

SICK LEAVE

Our ongoing attention to avoiding employee sickness and properly supervising cases of industrial disability has resulted in a decrease in sick leave. Existing employee satisfaction surveys were continued in 2003 with the primary focus on employee motivation. The response to the survey increased and the scores for the main items improved compared to 2002.

EMPLOYMENT

Particularly in the Netherlands, employment opportunities at the Company remained under pressure. The total number of employees in the Netherlands decreased with 1,947 (1,884 full-time equivalents) in 2003. This decrease included a net effect of 726 (715 FTEs) through natural attrition. In all, 503 employees (469 FTEs) left the Company under the Social Plan, a figure that included supernumeraries and also employees who took advantage of the scheme for voluntary early severance. Another 718 employees (700 FTEs) left the company through the outsourcing of non-core activities. We have announced that in 2004 we will shed another 800 jobs at the Fixed division. Through our Mobility Shop, we are continuing to help supernumeraries find other work. Out of the 3,566 employees declared supernumerary under the 2001 reorganization, approximately 71% had found a new job by year-end 2003, either within or outside the Company.

The Mobility Shop began providing assistance for the first time in 2003 to employees who voluntarily agreed to employment mobility. Several parts of the company organized special programs to promote mobility. Large numbers of career interviews were conducted under these programs and personal development plans were drawn up for the employees concerned.

TALENT

We continue to attach importance to investing in talented employees with a view to filling management positions shortly. The main focus is demand-driven development of talents. A study was conducted to identify the talents we will need in the years ahead and the targeted individual investments that will be required. We have put an emphasis on the importance of the organization and the personal responsibility that talented employees have for their own careers.

In 2003, we recruited more young talent. Compared to 2002, there was an increase in the number of graduates of higher vocational institutions and universities joining the Company under its strategic recruitment program. We provided twice as many places as in 2002 for undergraduates working on (final) projects and dual learners. We remain a favorite employer for young graduates.

Social commitment

A large company like KPN fulfils numerous roles. Besides being a commercial provider of services, we are an employer and stakeholder in society. KPN wants to contribute to the growth of the knowledge economy in the Netherlands. Our offer of free broadband Internet to schools is an example of this ambition. We feel committed towards people with physical limitations who rely heavily on telecommunications for participation in society. An example of our commitment is our text telephone service, which is adapted to the needs of the deaf and hard of hearing.

As part of our traditional year-end gift to staff, all current and retired KPN employees were able to choose to make a donation to two good causes, ‘Jantje Beton’ (children in need) and ‘Natuurmonumenten’ (nature conservation).

Code of Conduct

For a discussion of our Code of Conduct, please refer to the section titled ‘Corporate Governance’.

CORPORATE GOVERNANCE

Introduction

DEVELOPMENTS IN 2003

Corporate Governance Code by the Tabaksblat Committee

In 2003, the discussion on corporate governance in the Netherlands was dominated by the publication of the draft Corporate Governance Code by the Tabaksblat Committee (the Committee) on July 1, 2003, and the publication of the final code on December 9, 2003 (the Corporate Governance Code). The Corporate Governance Code is based on the principle that a company is a long-term form of collaboration between the various parties involved. The Board of Management and the Supervisory Board have overall responsibility for considering the interests, generally with a view to ensure the continuity of the enterprise. In doing so, the company endeavors to create long-term shareholder value, and the Board of Management and Supervisory Board should take account of the interests of the different stakeholders. On September 1, 2003, we provided the Committee with our views on the draft Corporate Governance Code. In our comments, we supported the principles underlying the draft Corporate Governance Code. At the same time, we submitted that a governance regime, which allowed Dutch companies to remain internationally competitive, should strike the right balance between transparency of rules and avoidance of bureaucracy caused by excessive detail. Application of sound corporate governance principles is important for a company but it should not be an aim in itself. The true aim is to achieve and maintain a culture of honesty and integrity. This aim can, ultimately, be achieved only if the culture and behavior in a company are in all respects positive and transparent. Accordingly, in addition to complying with the Code as described below, our Board of Management will make all necessary efforts to ensure that the culture at KPN promotes honesty and integrity.

The Corporate Governance Code contains 21 principles that are elaborated in 113 best practice provisions of which 17 do not apply to us. According to the preamble, the principles may be regarded as reflecting the latest general views on good corporate governance and the provisions create a set of standards governing the conduct of Board of Management and Supervisory Board members and shareholders. The Corporate Governance Code will get a statutory basis in Book 2 of the Dutch Civil Code.

The Corporate Governance Code expects public companies to devote a separate chapter to corporate governance in their annual report for 2004 and to clarify any specific cases of non-application of the best practice provisions as set out in the Corporate Governance Code. For the purposes of this Annual Report for 2003, we reaffirm our full support for the principles of the Corporate Governance Code. We are working on a comprehensive implementation program and expect to restrict cases of non-compliance to a minimum. The following general overview sets out our current opinion or position towards the principles of the Corporate Governance Code and follows its structure. Our point of view towards each best practice provision will be made available on our website: www.kpn.com.

I. Compliance

Under the principle in this chapter, the Board of Management and the Supervisory Board are responsible for the corporate governance structure of the company and compliance with the Code. They must report on this to the shareholders meeting. We endorse this principle and have scheduled the item corporate governance for discussion at our Annual General Meeting of Shareholders on April 15, 2004.

II. Management

This chapter contains various principles related to the role and procedures for the Board of Management, its remuneration (including determination and disclosure) and conflict of interests.

We agree with the principle that the Board of Management is responsible for the company’s aims, strategy, results and managing risks. Our current charter of our Board of Management will need some updating to provide for the principle and related best practice provisions. As we are subject to the provisions of the US Sarbanes-Oxley Act as well, we already continue to review and enhance our internal controls, thereby complying with the relevant best practice provisions. For example, we introduced a whistle blowers procedure in early 2003. A Remuneration Report is included in this Annual Report. It demonstrates that on remuneration issues, we will be nearly fully compliant with the basic best practice provisions of the Corporate Governance Code, for both Board of Management and Supervisory Board members. Our Articles of Association and current charter for the Board of Management deal with conflict of interest situations, but not that extensively as provided for in the Corporate Governance Code. We will amend the charter to incorporate the best practice provisions.

III. Supervisory Board

The various principles in this chapter deal with the role and procedures for the Supervisory Board, its independence, its expertise and composition, the role of the chairman and the company secretary, the composition and role of its committees, conflicts of interest and remuneration.

The role and procedures for a Supervisory Board as defined in these principles is nearly fully covered by our articles of association and current charter of the Supervisory Board. For a number of years, our Supervisory Board has been discussing its own functioning in a special meeting. Some small amendments to the charter are necessary in order to make sure that all best practice provisions are covered. The independence principle is already laid down in the profile of our Supervisory Board as drafted in December 2001. See the paragraph ‘Supervisory Board’ below for the independence statement of our Supervisory Board members. The profile of our Supervisory Board sets guidelines with its expertise and composition. See the section titled ‘US Sarbanes-Oxley Act’ for information regarding the financial experts on our Supervisory Board.

We haven taken several steps in order to comply with the principles and best practice provisions related to the Chairman and Company Secretary. We have for example developed an introduction program for new members of our Supervisory Board and have appointed our Chief Legal Officer, Mr. R. van Rooij, in the position of Company Secretary. See the section titled ‘Expected changes in 2004’ for a discussion of our steps to let the committees of the Supervisory Board comply with the Corporate Governance Code. We will amend the charter of the Supervisory Board to incorporate all the best practice provisions on conflict of interest, although the current charter addresses conflict of interest situations. We fully endorse (and will comply with) the principles and best practice provisions regarding the remuneration of the Supervisory Board and, for example, do not grant share options to the members of our Supervisory Board.

IV. Shareholders and Annual General Meeting

The principles in this chapter deal with the powers of the shareholders and the provision of information to and logistics of the general meeting. We agree with the principle that good corporate governance requires the fully-fledged participation of shareholders in decision-making in the Annual General Meeting. In 2003, we joined the Dutch Shareholders Communication Channel that gives Dutch shareholders the opportunity to vote by proxy and to communicate with all other shareholders. In accordance with some of the best practice provisions we have scheduled the dividend policy and the resolution to pay a dividend as separate items on the agenda of our Annual General Meeting on April 15, 2004.

V. Audit of the financial reporting, position of the internal auditor function and the external auditor

This chapter contains several principles that deal with the responsibility of the Board of Management for the quality and completeness of financial reports made publicly available, role of the external and internal auditor and the relationship of the external auditor with the company. We endorse these principles and agree for example that the Board of Management is responsible for establishing and maintaining disclosure procedures. See the section titled ‘Controls and Procedures’ for more information. Exceptions to principles and best practice provisions will be made only where, in our view, application of certain detailed provisions would be impractical or lead to unnecessary bureaucracy without any visible benefit.

US Sarbanes-Oxley Act

We comply with the applicable requirements of the Sarbanes-Oxley Act of 2002, which we are subject to given our listing on the New York Stock Exchange. Pursuant to the Act, we have formed a Disclosure Committee that meets regularly to review and help implement disclosure controls and procedures (see the section titled ‘Managerial Measures’ below for more information). We have also reviewed our Code of Conduct, our Code of Ethics for our financial management and our whistle blowers procedure for compliance with the requirements of the Sarbanes-Oxley Act (see the section titled ‘Code of Conduct’ below).

In addition, the Audit Committee has implemented policies and procedures to ensure the independence of our external auditors and designated two financial experts as required by the Act; we consider Mr. Eustace and Mr. Streppel to be our financial experts. We also continue to review and enhance our internal financial and accounting controls and systems and fraud prevention policies. The reviews and enhancements should ultimately result in our controls and procedures being based on the COSO framework and our IT controls and procedures on the relevant processes of the COBIT standard.

Increasing transparency

We attach great value to our relations with our shareholders and other capital providers. To this end, we strive for correct, timely and full disclosure of our activities, financial position and results. The procedures for safeguarding this level of disclosure are monitored by our Disclosure Committee. Our financial results are released on a quarterly basis. The Chief Executive Officer is primarily responsible for investor relations.

Public companies are being called upon to increase their transparency, not only in respect of financial information but also with regard to corporate information. In 2003, we answered this call by adding a Corporate Governance chapter to our website: www.kpn.com. We anticipate a substantial increase in the amount of corporate information provided by us in 2004. For example, we plan to disclose the by-laws and charters of our Supervisory Board, their committees and the Board of Management, and information on our updated Code of Conduct and the separate codes applicable to our employees.

Legal structure of the Company

Under Section 6, Part 4 of Book 2 of the Dutch Civil Code, we qualify as a large company. As such, we have a mandatory two-tier management structure, including a Supervisory Board with broad powers. Among the powers vested in the Supervisory Board is that of appointing and removing members of the Board of Management and adopting the annual accounts. Some of the resolutions of our Board of Management are also subject to the approval of the Supervisory Board.

Early in 2002, the Dutch Government submitted a proposal to Parliament to amend the regime for large companies in the Netherlands. The purpose of the proposal is to increase the rights of shareholders of large companies. The proposal was passed by the Lower House of the Dutch Parliament in September 2003 and was subsequently submitted to the Upper House for ratification. The new regime will probably come into effect in 2004. As we are governed by the large companies regime, we expect that we will need to amend our Articles of Association accordingly. Under the new legislation, shareholders will be entitled to approve decisions of the Board of Management that have a company transforming effect, to approve our remuneration policy and share (option) plans, to appoint members of the Supervisory Board upon proposal by the Supervisory Board, and to dismiss members of the Supervisory Board.

Management

SUPERVISORY BOARD

The current members of our Supervisory Board are Mr. A.H.J. Risseeuw (Chairman), Mr. D.G. Eustace (vice-Chairman), Mr. M. Bischoff, Mr. V. Halberstadt, Mr. D.I. Jager, Ms. M.E. van Lier Lels and Mr. J.B.M. Streppel. For a description of the curriculum vitae of the current members of our Supervisory Board, refer to the section titled ‘Report by the Supervisory Board’. The business address of each of the members of the Supervisory Board is Maanplein 55, 2516 CK, The Hague, the Netherlands.

The Supervisory Board oversees strategic and organizational policymaking by the Board of Management and the way in which it manages and directs our operations and affiliated/associated companies. It oversees and supervises the Board of Management. Under the current regime for large companies, the Supervisory Board appoints and reappoints its own members. The Annual General Meeting of Shareholders and the Central Works Council can make recommendations for nominating members of the Supervisory Board and make objections against intended nominations. For a description of the proposed changes to Supervisory Board members, please refer to the introductory section regarding the ‘legal structure of the Company’. According to our Articles of Association, our Supervisory Board must consist of at least five and not more than nine members. In 2003, our Supervisory Board consisted of seven members. Members of the Supervisory Board resign according to a schedule set by the Supervisory Board. They step down at the first General Meeting of Shareholders following their four-year term of office. Under the current profile of the Supervisory Board, they can be reappointed twice, leading to a maximum term of office of twelve years.

The Supervisory Board drew up a profile in 2001 defining the basic principles for the composition of the Supervisory Board. According to this profile, the Supervisory Board must be composed in such a way that members of the Supervisory Board are able to operate independently of each other and of the Board of Management. The Supervisory Board has further adopted other principles and more rules about its working methods and decision-making. One of the stipulations is that only one former member of the Board of Management may sit on the Supervisory Board at any time.

Certain decisions of the Board of Management require the approval of the Supervisory Board. These decisions (which are specified by law) include approval of the annual plan and budget, approval of resolutions that exceed certain thresholds, expanding the business materially affecting the existing business and the closing down of business if this results in a material change for a considerable number of employees.

In 2003, each of the members of the Supervisory Board was independent from the Company within the meaning of the Corporate Governance Code. This means that neither the Supervisory Board member concerned nor his/her spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree: a) has been an employee or member of the Management Board of the Company (including associated companies as referred to in section 1 of the Disclosure of Major Holdings in Listed Companies Act (WMZ) 1996) in the five years prior to the appointment; b) receives personal financial compensation from the Company, or a company associated with it, other than the compensation received for the work performed as a Supervisory Board member and in so far as this is not in keeping with the normal course of business; c) has had an important business relationship with the Company, or a company associated with it, in the year prior to the appointment. This includes the case where the Supervisory Board member, or the firm of which he is a shareholder, partner, associate or adviser, has acted as adviser to the Company (consultant, external auditor, civil notary and lawyer) and the case where the Supervisory Board member is a Management Board member or an employee of any bank with which the Company has a lasting and significant relationship; d) is a member of the Management Board of a company in which a member of the Management Board of KPN is a Supervisory Board member; e) holds at least ten percent of the shares in the Company (including the shares held by natural persons or legal entities which cooperate with him under an express or tacit, oral or written agreement); f) was a member of the Management Board or Supervisory Board - or is a representative in some other way - of a legal entity which holds at least ten percent of the shares in the Company, unless such entity is a member of the same group as the Company; or g) has temporarily managed the Company during the previous twelve months when Management Board members have been absent or unable to discharge their duties.

Committees of the Supervisory Board

In 2003, two committees assisted the Supervisory Board: an Audit Committee and a Remuneration & Nomination Committee. The committees assist the Supervisory Board in its decision taking and report their findings to the Supervisory Board. The committees are not empowered to take decisions. The working of the committees is governed by written charters.

Audit Committee

The Audit Committee consists of three Supervisory Board Members, Mr. Eustace (Chairman), Mr. Streppel and Ms. Van Lier Lels.  The Audit Committee’s task is to supervise the (quality of the) accounting and financial reporting practices, including quarterly and annual reporting, accounting and financial reporting policies and procedures, the (quality of the) internal control system and internal audit function, the independent external audit of the Financial Statements, and the performance and evaluation of the external auditor. The task of the Audit Committee in the area of financial reporting and accounting practices is to provide reasonable assurance that the financial disclosures prepared by management adequately reflect KPN’s financial condition, results of operations, cash flows and long-term commitments. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct ‘field work’ or other types of auditing or accounting reviews or procedures. We consider Mr. Eustace and Mr. Streppel to be our financial experts.  For a discussion of the activities of the Audit Committee in 2003, see the ‘Report by the Supervisory Board.’

Remuneration & Nomination Committee

The Remuneration & Nomination Committee consisted in 2003 of three Supervisory Board Members, Mr. Risseeuw (Chairman), Mr. Halberstadt and Mr. Jager.

The task of the Remuneration & Nomination Committee is to assist the Supervisory Board on deciding the remuneration of the members of the Board of Management for the coming year; the individual bonuses of members of the Board of Management on the basis of the policy framework for performance related pay, achieved targets and goals; allocation policies for options and the conditions under which options are granted; allocation of management options to members of the Board of Management and to other KPN senior management and the remuneration of members of the Supervisory Board for submission to the Supervisory Board and to the General Meeting of Shareholders. For a discussion of the activities of the Remuneration & Nomination Committee in the year under review, see the ‘Report by the Supervisory Board’ below.

Changes in 2004

In order to comply with the Corporate Governance Code, the Supervisory Board allocated the responsibilities of the Remuneration & Nomination Committee to two separate committees: a Remuneration & Organization Development Committee and a Nominating & Corporate Governance Committee. The first committee will be responsible for the development and appropriate application of remuneration policies for our Board of Management. The second committee will be responsible for the nomination of the Board of Management and the Supervisory Board and the oversight of development policies for senior management and corporate governance policies. The members of the Remuneration & Organization Development Committee are: Mr. D.I. Jager (Chairman), Mr. V. Halberstadt, Mr. A.H.J. Risseeuw and Ms. M.E. van Lier Lels. The members of the Nominating & Corporate Governance Committee are: Mr. A.H.J. Risseeuw (Chairman), Mr. V. Halberstadt, Mr. D.I. Jager and Ms. M.E. van Lier Lels.

BOARD OF MANAGEMENT

The Board of Management, supervised and advised by the Supervisory Board, manages our strategic, financial and organizational matters and appoints senior managers. The Supervisory Board appoints and discharges members of the Board of Management and establishes their remuneration (see the

‘Remuneration report’ below for more detailed information on remuneration). Our Supervisory Board will submit a proposal regarding the remuneration policy for the Board of Management to the Annual General Meeting of Shareholders in 2004.

Certain decisions of the Board of Management, which are defined in greater detail by law, in Articles of Association and in the by-laws of the Board of Management, are subject to Supervisory Board approval. The written by-laws govern the responsibilities and working methods of the Board of Management. They cover such matters as resolutions to issue shares, major investments, entering into cooperation agreements and undertaking major reorganizations. In 2003, our Board of Management consisted of four members: the Chairman of the Board, the Chief Financial Officer, the Managing Director of the Fixed division and the Managing Director of the Mobile division.

Mr. L. Roobol, Managing Director Fixed division, stepped down for health reasons on November 10, 2003. Mr. E. Blok is deputizing for Mr. Roobol. A small Corporate Center supports the Board of Management.

Current Members

The current members of our Board of Management are:

Name	Date of birth	Position	Appointed on
A.J. Scheepbouwer	July 22, 1944	Chairman of the Board and Chief Executive Officer	November 1, 2001
J.M. Henderson	April 10, 1948	Member of the Board and Chief Financial Officer	November 9, 1999
G.J.M. Demuynck	March 21, 1951	Member of the Board	January 1, 2003
L. Roobol	March 24, 1956	Member of the Board (until November 10, 2003)	April 27, 2000

Mr. A.J. Scheepbouwer was appointed Chairman of our Board of Management and Chief Executive Officer on November 1, 2001. From 1976 to 1988, he was President of the Airfreight division of Pakhoed Holding N.V. (Pandair Group). In 1988, he was appointed as Managing Director of PTT Post, then part of the Dutch national post and telecommunications operator, Koninklijke PTT Nederland N.V. In 1992, Mr. Scheepbouwer joined the Board of Management of Koninklijke PTT Nederland N.V. In June 1998, the mail, express and logistics activities were demerged from Koninklijke PTT Nederland N.V. and incorporated as a separate company, TPG N.V., of which Mr. Scheepbouwer became Chief Executive Officer. From June 1998 until September 9, 2001, he was a member of our Supervisory Board. He is currently Chairman of the Supervisory Board of KPN Mobile N.V.

Mr. J.M. Henderson was appointed member of the Board of Management on November 9, 1999 and has been the Chief Financial Officer since February 1, 2000. He is former member of the Board of Management and Chief Financial Officer of Schmalbach Lubeca A.G., in Germany. Before that, he spent many years working for subsidiaries of the Philips Electronics Group in a variety of roles. His last position was that of member of the Board of Management and Chief Financial Officer of Philips Kommunikations Industrie A.G. He is currently a member of the Supervisory Board of KPN Mobile N.V., Chairman of the Supervisory Board of E-Plus Geschäftsführung GmbH and member of the Committee of Listed Companies of the Stock Exchange of Amsterdam.

Mr. G.J.M. Demuynck was appointed member of the Board of Management on January 1, 2003 and is responsible for our Mobile division. He joined our Company from Royal Philips Electronics N.V., where he had been CEO of the Consumer Electronics Division since 2000. He has been with Philips since 1976 and worked for the company in the USA as Vice-President Marketing Audio, in South Korea as the Chief Executive Officer of Philips Electronics South Korea, and in Hong Kong as General Manager Business Group Audio. He was appointed member of the Group Management Committee in April 2000 and was responsible for the Division of Consumer Electronics until December 31, 2002. He is currently member of the Supervisory Board of E-Plus Geschäftsführung GmbH and Chairman of the Supervisory Board of Xantic.

Mr. L. Roobol was appointed member of the Board of Management on April 27, 2000. He was responsible for our Fixed division, but stepped down for health reasons on November 10, 2003. From March 1996, he held various positions within our Company, including the position of Director of the Fixed

Telephony business unit and Director of the Rotterdam telecommunications district. Before joining our Company, he held the position of Managing Director at Novell Benelux B.V. and WordPerfect Nederland B.V. Mr. Roobol was also management consultant with Deloitte & Touche.

Mr. E. Blok is acting member of the Board of Management since November 2003 and responsible for the Fixed division. From 2000 to 2003, he held the position of Senior Vice President of KPN Fixed Network Operations. Before that, he was Senior Vice President of KPN Corporate Networks and responsible for KPN’s Benelux data communication activities. From 1996 to 1998, he was Senior Vice President of KPN Carrier Services. From 1994 to 1996, he was Vice President Marketing & Sales of KPN Carrier Services. Before that, he held several positions in the KPN Finance organization.

The business address of each of the members of the Board of Management is Maanplein 55, 2516 CK, The Hague, the Netherlands.

MANAGEMENT

A managing director, who is also a member of our Board of Management, heads each of our divisions. In 2003, Mr. Demuynck headed the Mobile division and Mr. Roobol headed the Fixed division until November 10, 2003. Management teams assist the managing directors. The managing director and his management team are responsible for achieving targets defined for their divisions and for organizing, managing and controlling business processes within their division. They are required to observe our codes of conduct governing such matters as financial accounting, investment decisions, cash management and internal control. The Fixed division consists of several reporting units, whereas the Mobile division primarily consists of our three mobile operators in Germany, Belgium and the Netherlands.

Managerial matters

CONTROL SYSTEMS

The Board of Management sets the framework for policymaking on internal control systems. Within the constraints of this framework, the managing director of the division and his management team and the subordinate reporting units are responsible for managing their control systems. The Board of Management ensures that the units operate at all times within the defined framework. The internal audit department plays an important role in assessing the quality, effectiveness and everyday use of the control systems. The internal audit department conducts systematic and ad hoc examinations. Internal audit discusses its findings with the managers of the business units concerned and then with our Board of Management. The internal audit department further reports its findings to the Audit Committee of the Supervisory Board. The current internal control system is designed to obtain a sufficient but not absolute degree of certainty that business risks are being controlled. The risks that were identified at the beginning of 2003 have been carefully followed and monitored in a special risk tracing system during 2003. The risks have also been discussed on a regular basis in the review with the Board of Management. In the second half of 2003, a complete risk assessment procedure was accomplished.

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Company’s management (with the participation of its Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15, section 302 of the Sarbanes-Oxley Act promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

MANAGERIAL MEASURES

The reporting units in the Fixed and Mobile division report their financial and operational performance on a monthly basis to the relevant managing director and his management team, with a copy to our CEO and CFO. The management of the reporting units also provides the managing director with a Letter of Representation, thereby representing the accuracy of the reporting and compliance with prescribed policies. The reports are checked and reviewed by the control departments of the respective divisions. The managing director reviews the performance of the reporting units on a monthly basis. The managing director, with the assistance of management of the reporting units, discusses (on a monthly basis) the performance of the division with our CEO and CFO. Our Corporate Control department assists our CEO and CFO in these discussions.

A Disclosure Committee, established in January 2003, evaluates disclosure and internal control procedures to ensure that relevant information on the Company is brought to the attention of the Board of Management. This Committee also examines reports that are to be issued externally to ensure that they are correct, timely and complete. The Disclosure Committee advises the Board of Management. This committee consists of the directors of Corporate Control, Corporate Treasury & Risk Management, Corporate Legal, Corporate Communications and Investor Relations, the Secretary to the Board of Management and the finance directors of the Fixed division and Mobile division. The committee met on 11 occasions in 2003 and reviewed our disclosure controls and procedures, our internal controls and procedures and our public disclosures.

AUDITOR

Our external auditor is responsible for auditing the Financial Statements. Upon proposal by the Board of Management and the Supervisory Board, the General Meeting of Shareholders appoints the auditor to audit the Financial Statements of a financial year. The external auditor reports to our Supervisory Board and Board of Management. The external auditor is present at the meetings of the Audit Committee and the Supervisory Board when our quarterly and annual results are being discussed. In 2003, our procedures to ensure the independence of the external auditor were made more robust; the by-laws of the Audit Committee were renewed.

At the request of the Board of Management and the Audit Committee, the Internal Audit department reviews in advance each service to be provided by the auditor to identify any possible breaches of the auditor’s independence. Final approval of every engagement of external auditors is made by the Audit Committee.

In 2003, we received invoices for the following fees from PricewaterhouseCoopers, our external auditor:

Amounts in millions of euro	2003	2002
Audit fees	8.4	10.3
Audit-related fees	4.4	2.6
Tax fees	1.0	0.7
All other fees	0.2	0.6
Total	14.0	14.2

The audit fees include the aggregate fees billed in each of 2003 and 2002 for professional services rendered for the audit of our annual Financial Statements and annual statutory Financial Statements of subsidiaries or services that are normally provided by the auditor in connection with the audits and regulatory filings or engagements for those financial years.

The audit-related fees include the aggregate fees billed in each of 2003 and 2002 for assurance and related services that are reasonably related to the performance of the audit or review of our Financial Statements and are not reported under audit services. This includes mainly advice with regard to the IFRS conversion and services related to Sarbanes-Oxley and revenue assurance projects.  The tax fees mainly relate to tax compliance services.  Other fees relate to permitted services not included in the above categories.

Code of Conduct

CODE OF CONDUCT

We introduced a Code of Conduct in 2001 and revised it in 2003. We expect to adopt the revised code in 2004. The code sets out our standards and values. We are conscious of our social and ethical responsibilities and we wish to ensure that work practices across the Company are in strict compliance with the law and consistent with social and ethical norms. Our key values are: professionalism, innovation, commitment and respect. We can be held accountable for our performance in this regard by all of our stakeholders (customers, shareholders, employees, business associates, competitors, environmental organizations, international business relations and the community in the widest sense). The Code of Conduct is available on our website: www.kpn.com.

SEPARATE CODES

To translate the Code of Conduct into practical terms for employees, we have introduced in recent years a number of separate codes to clarify our rules in various areas of our operations. These area-specific codes set rules for our employees with respect to (i) the use of information regarding our Company; (ii) the use of information and communication tools provided to our employees; (iii) the use of Company property; (iv) additional functions outside our Company; (v) business transactions and business gifts; (vi) information about customers; and (vii) relationships with competitors. We have also adopted rules to prevent insider trading. In 2002 and 2003, we introduced a Code of Ethics for our financial management and a whistleblowers procedure, respectively. The Code of Ethics for the financial management sets rules to warrant the integrity of our financial management. It applies to our Chief Executive Officer, Chief Financial Officer, the director of our Corporate Control Department and all other financial managers. We did not grant any waivers in 2003 under this code. In the spring of 2003, we implemented a whistleblower policy. Pursuant to this policy, employees can report questionable accounting or auditing matters or fraud to the Chairman of the Audit Committee. Any reports or complaints by employees under this code will be dealt with in strictest confidence and investigated promptly by management or the Chairman of the Audit Committee, as the case may be. The separate codes are currently being updated and will be communicated widely among our employees in 2004 in order to further increase awareness of these rules. The updated Code of Conduct and the separate codes will be made available on our website in the course of 2004.

COMPLIANCE WITH THE CODE OF CONDUCT

We encourage our employees to actively report any (suspected) breach of the Code of Conduct or the separate codes. Our internal Security department plays a key role in this by offering support via a helpdesk, where employees can anonymously report such breaches and also obtain information regarding the principles underlying the codes. In the event a breach is reported, our Security department will conduct an investigation on a strictly confidential basis. The outcome of the investigation is reported to local management.

We check employee awareness of the code each year as part of the Annual Employee Satisfaction Survey. In 2003, our Mobile division introduced a program to further increase awareness of compliance with competition law. As part of an ongoing compliance effort, this program will be extended in 2004 to include the entire corporation.

Shareholders’ rights

SHARE CAPITAL

Our authorized capital stock totals EUR 1,920,000,000, divided into 4 billion ordinary shares of EUR 0.24 each, one special share of EUR 0.48 and 3,999,999,998 Class B preferred shares of EUR 0.24. As of December 31, 2003, a total of 2,490,996,876 ordinary shares had been issued, plus the special share. The Dutch State holds the special share. The ordinary shares and Class B preferred shares carry the right to cast one vote each; the special share carries the right to cast two votes. For a description of the preferred shares, please refer to the section titled ‘Foundation for the Protection of KPN’. The ordinary shares are registered or payable to bearer. Shareholders may request the Company to convert their bearer shares to ordinary registered shares, and vice versa. The special share is registered. The General Meeting of Shareholders has authorized the Board of Management to issue new shares. The present authorization of the Board of Management is valid until November 12, 2004. The Board of Management is authorized to issue new shares up to 10% of the issued share capital at the time of issue, plus an additional 10% in the event of a merger or takeover, with the proviso that the authorization covers all non-issued Class B preferred shares. A resolution to issue shares requires the approval of the Supervisory Board and the holder of the special share. The authorized capital may be increased through a shareholders’ resolution passed on the recommendation of the Board of Management, approved by the Supervisory Board, and through a subsequent amendment of the Articles of Association.

The holders of ordinary shares generally have a priority right on the issue of new ordinary shares. The priority rights may be restricted or excluded by a Board of Management resolution approved by the Supervisory Board and the holder of the special share. This present power expires on November 12, 2004.

PURCHASE OF SHARES IN THE COMPANY’S OWN CAPITAL

The shareholders have authorized our Board of Management to purchase shares in the Company’s own capital up to November 12, 2004, at a price of not less than EUR 0.01 and not more than the stock market price plus 10%. The stock market price is defined as the average of the closing prices in the five days of trading preceding the date of purchase. Any such purchase requires the approval of the Supervisory Board. If the purchase amounts to more than 1% of the total number of issued shares, the resolution also is subject to the approval of the holder of the special share. Votes may not be cast on purchased shares and they do not count towards determining the number of votes required at an Annual General Meeting of Shareholders. However, purchased shares do carry a right to dividends. We may only purchase shares in our own capital if the shares are fully paid-up and the distributable part of the shareholders’ equity is at least equal to the purchase price. We may not acquire or hold more shares with an aggregate nominal value exceeding 10% of our issued capital.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Within six months of the end of a fiscal year, an Annual General Meeting of Shareholders is held at The Hague, Amsterdam or Groningen, where the discussion of the Annual Report and approval of the Financial Statements are put on the agenda. The Board of Management or the Supervisory Board convenes a meeting subject to advance notice of at least 15 days. Other General Meetings of

Shareholders are held as often as the Supervisory Board or Board of Management deems necessary. One or more shareholders together representing at least 10% of the subscribed capital stock may request the Board of Management and the Supervisory Board, in writing, to convene a General Meeting of Shareholders. If the Boards fail to organize such a meeting within six weeks, the District Court may authorize those shareholders to convene a General Meeting of Shareholders.

The Board of Management and the Supervisory Board determine the agenda of the General Meeting of Shareholders. Shareholders who individually or collectively represent at least 1% of the issued capital have the right to propose items for the agenda. Such requests will be met, provided that the requester has a fair interest in the subject to be discussed, that placing the item on the agenda is not counter to the proper conduct of the meeting, and that the Company has no pressing reasons preventing the item being placed on the agenda. The request must be submitted in writing at least 60 days prior to the date of the meeting. The Chairman of the Supervisory Board chairs the meeting.

Every shareholder has the right to attend a General Meeting of Shareholders in person or through written proxy, to address the meeting and to exercise voting rights. To exercise voting rights, holders of ordinary bearer shares must lodge their share certificates in the way specified in the notification convening the General Meeting of Shareholders. Holders of ordinary registered shares must inform the Board of Management in writing of their intention to attend the meeting.

All resolutions at a General Meeting of Shareholders are passed on a simple majority of votes, with the proviso that a majority of at least two-thirds of the votes cast is required for resolutions to reduce capital or restrict or exclude priority rights, or to designate a Company body with authority to do so, if at the meeting at which less than half the issued capital is represented. Some resolutions additionally require the approval of the holder of the special share.

ADOPTION OF FINANCIAL STATEMENTS AND DISCHARGE OF RESPONSIBILITY

Within five months of the end of every fiscal year, the Board of Management must prepare the Financial Statements accompanied by an Annual Report. The General Meeting of Shareholders may extend this period to a maximum of six months in exceptional circumstances. The Financial Statements are submitted to the Supervisory Board for adoption. The Supervisory Board submits the adopted Financial Statements to the General Meeting of Shareholders for approval together with the Annual Report for discussion. At the same time, the Supervisory Board submits the adopted Financial Statements to the Central Works Council. Adoption of the Financial Statements does not automatically discharge the Board of Management or the Supervisory Board from liability. This requires a separate resolution by the General Meeting of Shareholders.

DIVIDEND

Under the Articles of Association, the special share and Class B preferred shares carry preferred dividend rights. After approval by the Supervisory Board, the Board of Management determines how much of the remaining profit will be allocated to the reserves before dividends are paid out on ordinary shares. The Board of Management, with the approval of the Supervisory Board, may also allocate the complete profit to reserves. In addition, the Board of Management may, subject to approval by the Supervisory Board and the holder of the special share, decide to pay out the entire dividend on ordinary shares in shares instead of in cash. Subject to Supervisory Board approval and certain legal requirements, the Board of Management may decide to pay out interim dividends on ordinary shares.  Please refer to the section titled ‘Information on the KPN share - Dividend Policy’ for more information.

AMENDMENT OF THE ARTICLES OF ASSOCIATION; DISSOLUTION; LEGAL MERGER; DEMERGER; REDUCTION OF CAPITAL

The General Meeting of Shareholders may pass resolutions to effect the merger, split-up or dissolution of the Company or amend its Articles of Association only upon a proposal by the Board of Management. The Supervisory Board must approve such a proposal. An absolute majority is required to adopt such a shareholders’ resolution. The shareholders’ resolution must be approved by the holder of our special share in case of a merger, split-up, or dissolution and certain amendments to our Articles of Association.

LIQUIDATION

In the event of dissolution or liquidation, the assets remaining after payment of all debts will be divided among shareholders in the following way: the holder of the special share and holders of issued and outstanding Class B preferred shares will first receive the par value paid for the shares and any amount owed by way of dividend on the shares, in so far as not already paid out in previous years. Secondly, the remaining amount will be distributed to holders of ordinary shares in proportion to the total number of shares possessed by each holder.

RESTRICTIONS ON NON-DUTCH SHAREHOLDERS’ RIGHTS

Under our Articles of Association, there are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights in respect of our securities, and there are no such restrictions under Dutch corporate law.

MAJOR SHAREHOLDERS AND CONTROL OF THE COMPANY

General

The table below sets forth, as of the period indicated, the number of shares of each class of our voting shares held by anyone who owns 5% or more of these shares. The table also sets out the number of shares of each class beneficially owned by the members of our Supervisory Board and our Board of Management.

Title of class	Identity of person or group	At February 27, 2004	At December 31, 2003	At December 31, 2002	At December 31, 2001
Ordinary shares	The State of the Netherlands	481,966,893	481,966,893	781,966,893	781,966,893
		(19.3%)	(19.3%)	(31.39%)	(34.69%)
Ordinary shares	Current members of our Board of Management and our Supervisory Board	less than 0.01%	less than 0.01%	less than 0.01%	less than 0.01%
Special share	The State of the Netherlands	1 (100%)	1 (100%)	1 (100%)	1 (100%)

As of December 31, 2003, 57 ADR record holders held 6,928,595 ordinary shares in the form of American Depository Shares.

As of December 31, 2003, 33% of our outstanding ordinary shares was held by Dutch investors, including the State of the Netherlands (18%, of the free float, i.e. disregarding the shares held by the State of the Netherlands). These shares were held by 23 registered shareholders and approximately 272,500 unregistered shareholders.

THE STATE OF THE NETHERLANDS

The State of the Netherlands, referred to hereinafter as the State, represented by the Ministry of Finance, is a large shareholder in our Company. The State reduced its shareholding in our Company from 31.39% to 19.3% through the block sale of 300 million ordinary shares to Citigroup Global Markets Ltd. (Citigroup) on September 19, 2003. Citigroup has informed us that it subsequently sold these shares into the market. The State undertook not to sell any additional ordinary shares for a period of 365 days after completion of the block sale without the approval of Citigroup. The State still holds the special share that carries the right to approve resolutions causing fundamental changes to the structure of the KPN group and certain additional rights. As part of our initial public offering in 1994, the Dutch State undertook not to exercise, not even in part, its special share privileges to protect our Company from undesirable shareholder influence. Following amendment of the Enabling Act in 2001, the State gave an undertaking to exercise the rights attached to the special share only to protect its financial interest as a shareholder. At that time, the State announced its intention to retain the rights attached to the special share until such time as its capital interest in our Company is substantially reduced. The State has announced that it intends to sell the remainder of its KPN shares, subject to market conditions.

Based on the judgments of the Court of Justice of the European Union regarding golden shares, the European Commission formally asked the Dutch State in February 2003, to inform the European Commission within two months of the measures that the State is planning to take to decrease the rights of the special share. The Dutch State replied to the European Commission that, in its opinion, the special share is an ordinary instrument of corporate law and that the rights attached to the special share are not contrary to the free movement of capital laid down in Article 56 of the EU Treaty. The European Commission subsequently took the view that the special share deters investors from other Member States from investing in the capital of our Company, given, according to the European Commission, the major influence these special rights confer on the financial decision-making as well as the management of our Company. The Commission believes that these special rights are contrary to the free movement of capital laid down in Article 56 of the EC Treaty and the right of establishment in Article 43. The Commission has appealed to the European Court of Justice. The outcome as well as the timing of this proceeding is uncertain.

The State may not transfer or encumber the special share without the approval of the Board of Management and the Supervisory Board. The following resolutions require approval of the holder of the special share:

•                  resolutions to issue shares and/or restrict or exclude preemptive rights;

•                  resolutions of the General Meeting of Shareholders to extend the designation of the Board of Management as the competent body to issue shares and to restrict or exclude preemptive rights;

•                  resolutions of the General Meeting of Shareholders to authorize a corporate body to issue shares;

•                  resolutions of our Board of Management to acquire or dispose of an amount of ordinary shares exceeding 1% of our issued capital of ordinary shares;

•                  resolutions of our Board of Management mentioned in article 25.3.a of our Articles of Association, i.e. to exercise the right to vote on shares in KPN Telecom B.V. with respect to a proposal to dissolve KPN Telecom B.V.; a legal merger or demerger (splitting up) of KPN Telecom B.V.; acquisition of our own shares by KPN Telecom B.V.; amendment of the Articles of Association of KPN Telecom B.V. relating to the competence of the General Meeting of Shareholders concerning any of the aforementioned three subjects and resolutions of our Board of Management to make capital expenditures which would reduce our shareholders’ equity below 30% of our total capital according to our Consolidated Balance Sheet;

•                  resolutions of our Board of Management to pay all or part of the dividends declared in respect of our ordinary shares in shares rather than in cash;

•                  proposals of our Board of Management to charge distributions to holders of ordinary shares to the distributable part of Shareholders’ equity; and

•                  resolutions of the General Meeting of Shareholders or of our Board of Management to: enter into a legal merger or demerger; dissolve the Company; amend our Articles of Association if the amendment concerns, among other things: our corporate purpose insofar as it relates to carrying out the concessions or licenses (Article 4); our authorized capital and the classes of shares in so far as it relates to the creation of a new class of shares or profit sharing certificates or other corporate rights which entitle the holder to the result and/or the capital of the Company or to the cancellation of the special share or the preference shares B (Article 5); distributions in shares or distributions charged to our reserves in so far as it relates to the approval of the holder of the special share (Article 36); the transfer of the special share (Article 17); any amendments which are prejudicial or detrimental to or incompatible with the statutory rights attached to the special share, such as the approval rights listed above; and Article 47, paragraph 2, in which these amendments requiring the approval of the holder of our special share are listed.

Since 1993, the Dutch State and we are party to a Heads of Agreement, subsequently amended by several agreements (in the form of letters). Under this agreement (and within the boundaries of the law), the Dutch State is required to co-ordinate with us any sale of its shareholding in our Company. The agreement also regulates the principles under which the Dutch State, as holder of the special share, must approve any issuance by us of (preference) shares. Lastly, the agreement requires the Dutch State to support any proposal to our General Meeting of Shareholder to authorize our Board of Management to issue new shares. An overview of these arrangements is available in the Dutch language on the website of the Dutch Ministry of Finance: www.minfin.nl.

At the time of our incorporation in 1989, the State made two long-term loans to us. One is an ordinary loan of EUR 2.2 billion at 6.4% interest and the other is a subordinated loan of EUR 0.7 billion at 6.7% interest. We redeemed the outstanding amounts under these loans in December 2003.

The State is a major customer and purchases our services on normal market terms and conditions. The State may further require us by law to provide certain services in connection with national security or the investigation of criminal offences. The services include tapping telephone lines and providing and maintaining a special secure network for emergencies.

THE FOUNDATION FOR THE PROTECTION OF KPN (STICHTING BESCHERMING KPN)

The Foundation for the Protection of KPN ( the “Foundation”) was organized to care for our interests and those of other interested parties, such as shareholders and employees, by, among other things, protecting us from influences that may threaten our continuity, independence and identity. The independent members of the Board of the Foundation are Professor S.C.J.J. Kortmann (Chairman), Professor J.M.M. Maeijer (Deputy Chairman), Professor P. Bouw and Mr. J.C.T. van der Wielen. The Chairman of our Supervisory Board, Mr. A.H.J. Risseeuw, is also a member of the Board of the Foundation. Our Board of Management and the members of the Board of the Foundation share the view that the Foundation is independent from us in accordance with Appendix X to the Listing and Issuing Rules of the Stock Exchange of Amsterdam.

We have a put option to place with the Foundation a number of our Class B preference shares, which have the same voting rights as ordinary shares, not exceeding the total issued share capital before such issue, or, subject to prior approval by the General Meeting of Shareholders, such larger number as the parties may agree. In addition, the Foundation has a call option to acquire a number of Class B preference shares from us not exceeding the total issued amount of ordinary shares and the special share, minus one share and minus any shares already issued to the Foundation. Upon exercise of the option, only 25% of the nominal value of EUR 0.24 per Class B preference share needs to be paid. The remainder, amounting to EUR 0.18, is payable on call by resolution of our Board of Management, subject to the approval of the Supervisory Board. We anticipate not exercising our put option other than to temporarily protect our Company against a hostile take-over bid. We believe that the put option is a useful instrument to enable our management to carefully consider any such offer and potential alternatives.

REMUNERATION REPORT

This report has been prepared by the Remuneration & Nomination Committee (‘the Committee’) on behalf of the Supervisory Board. Further perspective on the Company’s remuneration policy and plans as well as contractual arrangements with (current and former) members of the Board of Management were provided in a shareholders letter dated May 12, 2003.

The Remuneration & Nomination Committee regularly reviews the remuneration policy, and if appropriate, proposes changes to this policy to the full Supervisory Board for adoption by the annual meeting of shareholders. It reviews the plans to ensure that they are aligned with the interests of the shareholders and consistent with the approved policy.

The Committee meets at least twice a year, and more often if so needed. The Committee met six times in 2003, and discussed, among others, the potential remuneration plan implications of transitioning from a ‘survival’ mode to a going business strategy state, the policy and plan implications of the Dutch Corporate Governance Code, the bonus pay-out proposals for 2002, the targets for 2003 and the plans for 2004. The Committee also discussed and proposed the 2003 management options.

It also reviews the succession process for Mr. L. Roobol, Member of the Board of Management, who had to resign for health reasons. The Committee invites the CEO and the Director Human Resources to attend these meetings to gain their insights on matters coming before them. The CEO is not involved in any decision relating to his own remuneration. The Director of Human Resources acts as secretary to the Committee.

The Committee consists of at least three members of the Supervisory Board, all of whom meet the independence requirements of the Dutch Corporate Governance Code and the New York Stock Exchange. The Supervisory Board appoints and replaces members of the Committee, who serve at the pleasure of the Supervisory Board. The Chair of the Committee is appointed by the Board, and serves at its pleasure.

The Committee may use external advice on the level and structure of remuneration plans. It used Towers Perrin in 2003, and had its conclusions reviewed by the Executive Compensation Advisory Group of Ernst & Young LLP (UK).

This report has four sections. The first section is a summary of our remuneration policy. Second is an outline of the actual 2003 compensation in its various components, including audited compensation tables in comparison to the previous year. The third section sets out changes effectuated in 2004. Finally, there is a summary of the remuneration of the members of the Supervisory Board.  The auditable parts of this remuneration report comprise ‘Executive remuneration’, ‘Long-term incentives: stock options 2003’, ‘Loans 2003’ and ‘Supervisory Board Remuneration’. The information in these parts is required under Title 9, Book 2 of the Dutch Civil Code and forms an integral part of the financial statements, which are incorporated in this document on pages 129 - 219.

The remuneration policy and remuneration report of KPN comply with the Dutch Corporate Governance Code. Non-compliance is specifically addressed and explained.

The remuneration policy will be submitted to the 2004 Annual General Meeting of Shareholders for approval. The Works Council (COR) has had the opportunity to give its opinion on this policy.

The Remuneration & Nomination Committee has been reorganized into two separate committees: the Remuneration & Organization Development Committee and the Nominating & Corporate Governance Committee, effective January 1, 2004, which is consistent with the recommendations of the Dutch Corporate Governance Code.

Remuneration policy

Our remuneration policy is designed to create conditions that allow us to attract, motivate and retain talent required to achieve the Company’s long-term business objectives. The specific programs are designed with a clear performance orientation, with a large portion of the executive compensation being ‘at risk’. In pursuing this, the Committee believes that an effective program must have:

•                  A total remuneration level, both short and long-term, that is comparable with levels provided by other Dutch and European companies of similar size and complexity, with specific focus on companies in the telecom or IT sector. Historically, a number of factors (internal and external, including independent external compensation surveys) were taken into account in determining appropriate remuneration levels. As from 2004, the external reference will be based on the compensation levels of a specified peer group (please refer to ‘Labor market peer group’).

•                  Strong emphasis on “pay for performance” both on short as well as long-term results. In 2003, for performance at target level, 70% of the total remuneration (excluding pension contributions) for the CEO was variable (i.e., at risk), and 55% for the other members of the Board of Management. In 2003, this could increase to 74% for the CEO and 64% for the other members of the Board of Management at peak performance (i.e., maximizing on all incentive plans).

•                  Differentiation in base remuneration to reflect the relative size and complexity of, and experience and performance in, the positions held by the members of the Board of Management.

Executive remuneration

The table below shows that our remuneration to current and former Members of the Board of Management in 2003 totaled EUR 5,638,663, compared to EUR 10,564,527 in 2002. In 2001, this totaled to EUR 9,752,000.

EXECUTIVE REMUNERATION 2003 AND 2002

Name and position		Annual Compensation		Severance	Pension		Stock
Amounts in euro	Year	Salary (1)	Bonus (4)	payments	Contribution	Total	options
A.J. Scheepbouwer	2003	853,258	1,613,500	—	18,025	2,484,783	319,865
Chairman of the Board	2002	854,044	2,666,667	—	12,807	3,533,518	385,356
J.M. Henderson	2003	354,048	525,000	—	195,561	1,074,609	45,000
CFO	2002	354,044	143,000	—	123,425	620,469	30,000
G.J.M. Demuynck (2)	2003	454,048	—	—	122,618	576,666	195,000
Member	2002	—	—	—	—	—	—
L. Roobol (3)	2003	354,048	525,000	—	148,534	1,027,582	45,000
Member	2002	354,044	128,000	—	91,443	573,487	30,000
Total current members	2003	2,015,402	2,663,500	—	484,738	5,163,640	604,865
	2002	1,562,132	2,937,667	—	227,675	4,727,474	445,356
P. Smits	2003	—	—	—	—	—	—
Former Member	2002	483,330	—	2,870,479	211,357	3,565,166	—
M. Pieters	2003	—	388,500	—	86,523	475,023	—
Former Member	2002	354,044	128,000	1,681,889	107,954	2,271,887	30,000
Total former members	2003	—	388,500	—	86,523	475,023	—
	2002	837,374	128,000	4,552,368	319,311	5,837,053	30,000
Grand Total	2003	2,015,402	3,052,000	—	571,261	5,638,663	604,865
	2002	2,399,506	3,065,667	4,552,368	546,986	10,564,527	475,356

1)                                      Salary reflects a 15% reduction in 2002 and 2003 as part of a social contract. Restored in January 2004.

2)                                      Mr. Demuynck joined the Company on January 1, 2003.

3)                                      Mr. Roobol resigned from the Board of Management on November 10, 2003 for reasons of health. The salary of Mr. L. Roobol for the period between November 10, 2003 and December 31, 2003 (EUR 49,177) is to be considered as remuneration to former members of the Board.

4)                                      Bonus payments for current and former members of the Board of Management charged to the Consolidated Statement of Income for 2003 relate to 2002 performances. Starting with the 2004 report, we will include the (estimated) bonuses earned in the reporting year.

For stock options granted to the Board of Management we refer to the table containing this overview under the heading ‘Long-term incentives: stock options 2003’.

We made payments for expenses to former Board of Management members Mr. W. Dik (EUR 65,000) and Mr. C. Griffioen (EUR 50,000) in 2003. The bonus entitlement for Mr. M. Pieters is based on his performance during 2002 and was paid in 2003.

Base salary 2003

Base salaries need to be sufficient to attract, retain and motivate management of the caliber needed to achieve our business objectives, strategies and plans.

The Remuneration Committee also considers the experience and responsibilities of the CEO and the members of the Board of Management and their personal performance during the prior year in the context of its basic strategy and policies to ensure they are fully aligned.

Due to specific circumstances, and in the context of a broader social contract, the CEO and the Board of Management decreased their salaries by 15% in 2003 and 2002 as compared to 2001. These reductions have been reversed as from January 2004.

The Supervisory Board has decided not to change 2004 base salaries, except for the reversal of the aforementioned reduction, due to a variety of internal and external factors.

Short-term incentive bonus 2003

The short-term (i.e. annual) bonus plan is a key component of the performance driven incentive package. It is designed to help achieve the specific goals outlined in the Company’s annual plan. The performance targets are primarily based on financial metrics and business “proxies” (such as market share or customer satisfaction). The targets must be challenging but realistic, since they will otherwise fail to motivate.

The 2002 targets were based on cash flow and margins, whereas the 2003 targets are based on a combination of net income before taxes, customer satisfaction (Fixed division) and market share (Mobile division). The measurements are based on the audited Consolidated Financial Statements (net income before taxes). The customer satisfaction will be based on independent surveys. The measure for mobile market share will be derived from publicly available data as much as possible in combination with our records and calculations.

The definitions of these measures as used by the Company are:

Net Income before Taxes is calculated as profit/(loss) before interest and taxes, plus or minus financial income and expense, plus or minus income from participating and minority interests, adjusted for predefined elements of income and expenses.

Customer satisfaction (Fixed division) is calculated by using a weighted average (based on revenue) of customer satisfaction in the Corporate, Business and Consumer segments. The score per segment is based on quarterly research by an independent research organisation.

Market share (Mobile division) is calculated based on the operator’s share of the total customer base in the relevant country. The KPN customer base consists of the number of end-users that use KPN Mobile’s network, whereby each end-user equals one person, which may use more than one SIM card.

These performance measures were key items in determining the remuneration policy for 2003 as they are meant to ensure the financial health of the Company and to create a strong business foundation for the future.

The 2003 bonus plan will pay out at 100% of base salary at target performance levels and at 150% of base salary for exceptional performance compared to the target. There will be no bonus when performance does not meet the minimum threshold of performance. Our CEO has the right to receive a guaranteed bonus of EUR 500,000 per his employment contract, but– as previously published – this right to a fixed bonus has been waived as of January 1, 2004.

Long-term incentives: stock options 2003

We have management and employee stock option programs. The goal of these programs is to encourage long-term value creation by better aligning the interests of all employees and management to those of our shareholders. Historically, we have offered a combination of ‘at-the-money’ and ‘out-the-money’ options and stock appreciation rights to reduce tax consequences. All options had five-year terms.

For 2003, we have used estimated competitive practices and judgment to establish the level of management options. This level is below that of the peer group to reflect the greater emphasis on short-term incentives, which will be corrected starting in 2004.

The table below shows the options granted in 2003 to members of the Board of Management. The actual grant took place the day after the Annual General Meeting of Shareholders (May 12, 2003). Please note that options referred to below are also included in the table with the total overview of the options granted.

	Number of options granted in 2003	% of total options granted in 2003	Exercise price in euro		Granting date	Expiration date

A.J. Scheepbouwer	319,865	8%	5.94		5-13-03	5-12-08
J.M. Henderson	45,000	1%	5.94		5-13-03	5-12-08
G.J.M. Demuynck	45,000	1%	5.94		5-13-03	5-12-08
	150,000	4%	7.79	(1)	1-02-03	1-01-08
L. Roobol	45,000	1%	5.94		5-13-03	5-12-08
Total	604,865	15%

(1)                                  The exercise price of this option is EUR 7.79, which equals 125.1% of the market value of the shares on the date of issue. The other conditions for this grant are the same as those granted to our senior management on April 26, 2002 (refer to Note 3 of the Consolidated Financial Statements).

Options issued in 2003 carry an entitlement to one KPN share.

The following table summarizes information concerning options exercised by members of the Board of Management during 2003, and unexercised options currently held by them:

	Number of underlying unexercised options	Number of exercisable options	Value of exercisable options in euro (1)	Number of unexercisable options	Granting date	Expiration date	Exercise price in euro

Current members:
A.J. Scheepbouwer	319,865	319,865	57,576	—	5-13-03	5-12-08	5.94
	385,356	385,356	—	—	4-26-02	4-25-07	6.49
	1,567,398	—	—	1,567,398	9-13-01	9-12-06	3.99
	2,272,619	705,221	57,576	1,567,398
J.M. Henderson	45,000	45,000	8,100		5-13-03	5-12-08	5.94
	30,000	30,000	—		4-26-02	4-25-07	6.49
	150,000	150,000	—		12-10-01	12-09-06	6.34
	40,000	40,000	—		5-03-01	5-02-06	ATM 14.71
							OTM 18.40
	40,000	40,000	—		4-28-00	4-27-05	71.84
							SAR 57.43
	305,000	305,000	8,100
G.J.M. Demuynck	45,000	45,000	8,100		5-13-03	5-12-08	5.94
	150,000	150,000	—		1-02-03	1-01-08	7.79	(2)
	195,000	195,000	8,100
L. Roobol	45,000	45,000	8,100		5-13-03	5-12-08	5.94
	30,000	30,000	—		4-26-02	4-25-07	6.49
	150,000	150,000	—		12-10-01	12-09-06	6.34
	40,000	40,000	—		5-03-01	5-02-06	ATM 14.71
							OTM 18.40
	40,000	40,000	—		4-28-00	4-27-05	71.84
							SAR 57.43
	7,200	7,200	—		5-03-99	5-02-04	19.90
	2,000	2,000	—		1-08-99	1-07-04	24.78
	314,200	314,200	8,100

(1)                                  The value of the exercisable options has been calculated as the number of the options times the difference between the closing share price as of December 31, 2003 and the exercise price of the options.

(2)                                  For the terms of this option plan we refer to the previous table with stock options granted in 2003.

The options of the former member of the Board Mr. M. Pieters were forfeited in 2003. In 2003, no options were exercised by the members of the Board of Management.

Pension plans

Members of the Board of Management have the same basic pension arrangements applicable to all our senior management. The pensions are administered by the Stichting Ondernemingspensioenfonds KPN, our pension fund. The pensionable age for the CEO is 65, and 62 for the other members of the Board of Management. There is a provision for early retirement at the age of 62 for the CEO and the possibility of early retirement at 60 for other members of the Board of Management, subject to an actuarial reduction. The CEO receives a pension – and if applicable, early retirement benefits — based on a final pay scheme and on retirement before reaching 65, he will receive compensation of EUR 2.5 million if he leaves the Company at 62. For every additional month he remains with the Company, the compensation will be reduced by 1/36th of this amount. The other members have a pension based on a combination of average pay, and to a larger extent, on available contributions. For information on the pension contribution to the Board of Management, we refer to the table under the heading ‘Executive Remuneration’.

Loans 2003

Until May 2001, we provided loans to members of the Board of Management to finance the tax due on unconditional option grants. Since 2001, it is our policy not to provide any loans to the CEO and other members of the Board of Management. In addition, our remuneration policy does not allow for the waiver of any loan. The loans outstanding to members of the Board of Management are as follows:

Amounts in euro	December 31, 2003	Redemptions	December 31, 2002
J.M. Henderson	44,400	—	44,400
L. Roobol	90,506	3,430	93,936
	134,906	3,430	138,336

Employment contracts

The employment contracts for the CEO and other members of the Board of Management are entered into for an indefinite period of time and provide for a notice period of three months upon termination by the CEO or other members of the Board of Management and a notice period of six months upon termination by the Company.

The employment contracts provide for compensation in the event of an involuntary termination of employment. The CEO will receive until the age of 62 a compensation equal to the maximum of his last earned salary, the benefit of the early retirement provision and continued contributions to his pension plan. There was no pay-out under these exit arrangements in 2003. The exit arrangements of the CEO and other members of the Board of Management have been brought in line with Provision II.2.7 of the Dutch Corporate Governance Code as from January 1, 2004.

In 2004, the Supervisory Board will assess the feasibility of the application of the Dutch Corporate Governance Code best practice provision II.1.1, which recommends re-election of the CEO and members of the Board of Management every four years.

Stock ownership

The tables below show the shares held by current members of our Supervisory Board and Board of Management.

SUPERVISORY BOARD

Number of KPN shares	December 31, 2003	December 31, 2002
A.H.J. Risseeuw	34,101	34,101
D.G. Eustace	—	—
M. Bischoff	—	—
V. Halberstadt	—	—
D.I. Jager	22,000	10,000
M.E. van Lier Lels	1,203	1,203
J.B.M. Streppel	—	—
Total	57,304	45,304

BOARD OF MANAGEMENT

Number of KPN shares	December 31, 2003	December 31, 2002
A.J. Scheepbouwer	52,147	52,147
J.M. Henderson	7,627	7,627
G.J.M. Demuynck	—	—
L. Roobol	10,640	10,640
Total	70,414	70,414

Supervisory Board Remuneration

The Remuneration & Nomination Committee has the formal responsibility to review, and if appropriate, recommend changes in the remuneration of the members of the Supervisory Board. Any such recommendation is made to the entire Supervisory Board for approval by the General Meeting of Shareholders. In its recommendations in 2003, the Remuneration & Nomination Committee considered the rapidly expanding demands on and responsibilities of the Supervisory Board, the potential reputation and legal risks and the increased need for highly capable and motivated members.

The current annual remuneration for the chairman of the Supervisory Board is EUR 48,000 and for the members EUR 37,000. Foreign Committee members received a fee of EUR 900 for attending Committee meetings, Dutch Committee members a fee of EUR 700. However, as from May 12, 2003, the attendance fee for the Audit Committee members has been replaced by a fixed annual fee for the chairman of the Audit Committee of EUR 10,000 and EUR 7,000 for the other Audit Committee members.

The table below shows that remuneration paid by the Company to current and former Supervisory Board members in 2003 totaled EUR 298,440, compared to EUR 247,455 in 2002 and EUR 267,000 in 2001.

REMUNERATION OF SUPERVISORY BOARD

	2003			2002
Amounts in euro	Fixed remuneration	Committee fee	Total	Fixed remuneration	Committee fee	Total

A.H.J. Risseeuw	48,000	4,900	52,900	48,000	2,800	50,800
D.G. Eustace	37,000	10,900	47,900	37,000	3,600	40,600
M. Bischoff 1)	23,680	—	23,680	—	—	—
V. Halberstadt	37,000	4,900	41,900	37,000	2,100	39,100
D.I. Jager	37,000	6,300	43,300	25,200	900	26,100
M.E. van Lier Lels	37,000	7,280	44,280	37,000	700	37,700
J.B.M. Streppel 1)	23,680	4,480	28,160	—	—	—
Total Current members	243,360	38,760	282,120	184,200	10,100	194,300

C.H. van der Hoeven 1)	13,520	2,800	16,320	37,000	2,800	39,800
K. Hubée	—	—	—	11,955	1,400	13,355
Grand total	256,880	41,560	298,440	233,155	14,300	247,455

1)             Messrs. Bischoff and Streppel were appointed member of the Supervisory Board on May 12, 2003, being the date of our Annual General Meeting of Shareholders in 2003. Mr. Van der Hoeven stepped down on the same date.

Shareholdings in the Company held by Supervisory Board members serve as a long-term investment in the Company and help align their interest with those of our other shareholders. No Supervisory Board member is granted stock options or shares in the Company by way of remuneration. No stock options were held by a Supervisory Board member in the Company.

As a policy, the Company does not provide loans to its Supervisory Board members.

Plans for 2004

There have been a number of changes in 2004 both reflecting the recently issued Dutch Corporate Governance Code and the changing internal and external environments. The employment contracts of members of the Board of Management limit separation compensation to a maximum of one year of pay, while the CEO forfeited his right to a fixed annual bonus of EUR 500,000.

The salary reductions of 15%, agreed as part of the 2002/03 social contract, have been reversed as of January 1, 2004.

It is our plan to move the total remuneration level, both short and long-term, to a level that is comparable with levels provided by other Dutch and European companies of similar size and complexity, with specific focus on companies in the telecom and IT sectors. A list of companies included in the peer group is included below under ‘Labor market peer group’. It should be noted that these comparisons are “normalized” (i.e., scaled to KPN’s size), a technique commonly used by remuneration consultants.

It is the intention to bring the fixed salary component to a level that places KPN at the median level of the comparator companies, or just below that. The current fixed salary levels of members of the Management Board are well below target, even after reversal of the 15% reduction taken in 2002 and 2003. The Committee aims to bring the salaries to competitive levels in future years.

The target bonus opportunity for the CEO will not change in 2004. For the other members of the Board of Management, the target bonus opportunity is decreased from 100% to 60% of base salary and, at maximum performance, the bonus opportunity is decreased from 150% to 100% of base salary.

The 2004 targets will be based on a combination of financial performance parameters, customer satisfaction (Fixed division) and number of mobile subscribers (Mobile division). As for 2003, the measurement for the financials will be based on the audited Financial Statements, adjusted for predefined elements income and expenses. The customer satisfaction will be based on independent surveys. The measurement for mobile subscribers will be derived from our own records.

The unconditional long-term incentive stock option plan is replaced by a conditional plan where granted options will vest after three years based on the Company achieving certain levels of Total Shareholder Return (stock appreciation plus dividend pay-out; TSR) relative to a peer group of telecommunications companies with which we compete for shareholder investment. The list of companies included in the peer group is included below under ‘Relative total shareholder return peer group’.

The number of companies included in the peer group is fifteen (sixteen companies, including KPN). The number of vested stock options will depend on the ranking within this peer group. If KPN is ranked in the bottom four, no stock options will vest. For ranking from position twelve to nine, 50% of the stock options will vest. All stock options will vest if ranked between eight and fifth position. 200% of the target number of stock options will vest if KPN is ranked in the top four. Of note, the Company recently ranked one but last among this peer group underlining the value-building nature of this metric aligning our management with our shareholders.

The initial option grants will be based on a target equivalent to 60% of base salary using the Black & Scholes valuation method, and an estimate of the historic likelihood that we will reach the TSR rankings that will vest at target pay outs. External consultants will be used to design and help monitor this program. We plan to use eight-year term options to be more in line with international and domestic practice.

The specific circumstances for the CEO have not changed and the contractually agreed-upon stock option plan will apply.

In 2004, as part of our remuneration policy, the Supervisory Board will consider introducing a share-based incentive arrangement.

All changes to current long-term incentives or any introduction of new long-term incentives will be subject to shareholder approval.

LABOR MARKET PEER GROUP

We use a combination of European telecom operators and IT companies and AEX-listed companies as a reference group of companies as a benchmark figure for the appropriate salary levels. This combination is used for the following reasons. Our growth strategy extends beyond the Dutch market. To achieve this growth, the Supervisory Board needs to look for top-class talented and seasoned managers with experience in, preferably, the European telecom or IT sector. However, we are a Dutch company headquartered in The Netherlands. For that reason, remuneration decisions need to be taken in light of the developments at other Dutch AEX-listed companies (excluding companies active in the financial industry sector) and the positions taken by our stakeholders in the Netherlands.

The European peer group companies that made up the reference group include:

Atos Origin	LogicaCMG
Belgacom	Portugal Telecom
BT Group	TDC
Cap Gemini	Swisscom
Deutsche Telekom	Telenor Group
France Télécom	Teliasonera

The Dutch peer group companies include:

Akzo Nobel	Reed Elsevier
ASML Holding	Royal Ahold
Buhrmann	Royal Dutch/Shell
DSM	Royal Philips Electronics
Getronics	TPG
Hagemeyer	Unilever
Heineken	Van der Moolen Holding
IHC Caland	VNU
Logica CMG	Wolters Kluwer
Numico

RELATIVE TOTAL SHAREHOLDER RETURN PEER GROUP

The Supervisory Board has decided that our total shareholder return will be compared to the following peer group companies:

BT Group	Swisscom
Carso Global Telecom	TDC
Deutsche Telekom	Telecom Italia
France Télécom	Telefónica
Mobistar	Telenor
mmO2	Teliasonera
NTT DoCoMo	Vodafone Group
Portugal Telecom

The peer group used for the determination of the remuneration levels is different from the peer group used for the comparison of our total shareholder return. The first list reflects the relevant labor market where we expect to recruit members of the Board of Management. The second reflects the relevant competitive market in which we compete for investor preference. These comparator groups may be changed if circumstances no longer deem the individual companies that are part of these groups relevant for these purposes. Under no circumstances this will result in making the targets easier.

Based on this peer group, we will be ranked on our total return to shareholders. Independent external specialists will conduct this analysis to determine the number of options that will vest over a three-year period. The determination of the final ranking (and thus the vesting of stock options) will be audited by the external auditor at the end of the performance period.

Members of the Remuneration & Nomination Committee:

A.H.J. Risseeuw (Chairman)

D.I. Jager

V. Halberstadt

REPORT BY THE SUPERVISORY BOARD

Introduction

In 2003, the Supervisory Board met with the Board of Management on six occasions. Throughout the year, the Chairman of the Supervisory Board and the individual members were in close contact with the Chief Executive Officer and the Chairman of the Audit Committee was in close contact with the Chief Financial Officer.

Activities of the Supervisory Board during 2003

The Supervisory Board approved the sale of KPN’s directory services in January. The 2002 annual results and the early redemption of the EUR 1,638 million subordinated BellSouth loan were approved in February. The Supervisory Board reviewed the findings of the Disclosure Committee and the certifications required for the Form 20-F. The first quarter results and strategy were discussed and the management bonuses were approved during two meetings in May. During the August meeting, the results of the second quarter, the remuneration policy and the draft code on corporate governance of the Tabaksblat Committee were discussed. In August, the Supervisory Board also had an informative meeting during which latest trends and technological developments in the telecommunications industry were presented and discussed. The results of the third quarter were discussed in November. In this meeting however, most time was spent on strategy. The strategy discussion consisted of three main parts: fixed strategy, mobile strategy and financial strategy. The strategy discussion was continued in the December meeting where the 2004 budget was also discussed, as was the final Dutch corporate governance code of the Tabaksblat Committee. The December meeting was held at the headquarters of E-Plus in Germany.

Other issues discussed throughout the year were the sale of the stake in Ceský Telecom, the funding call of Hutchison 3G UK and the sale of the stake in Hutchison 3G UK. The financial position, including the tax position, bond buy-backs and progress concerning the sale of non-core assets were discussed as well. Also the topics discussed in Committee meetings were summarized at the Supervisory Board meetings, including for instance regular progress updates on the Sarbanes-Oxley implementation project and several remuneration topics.

The Supervisory Board met once in the absence of the Board of Management in December. During this meeting, the Supervisory Board evaluated its own performance and the performance of its Committees. It was decided to split the Remuneration & Nomination Committee into a Remuneration & Organization Development Committee and a Nominating & Corporate Governance Committee as of January 1, 2004; the Chairman of the Supervisory Board will not chair the Remuneration & Organization Development Committee.

Committees of the Supervisory Board

The Supervisory Board had two Committees in 2003: the Audit Committee and the Remuneration & Nominating Committee. For information on the tasks of these committees, we refer to the chapter titled ‘Corporate governance’. Both Committees met separately throughout the year.

AUDIT COMMITTEE

The Audit Committee consisted in 2003 of three Supervisory Board Members, Mr. Eustace (Chairman), Mr. Streppel and Ms. Van Lier Lels. In 2003, the Audit Committee held six meetings. During those meetings, the Audit Committee reviewed and discussed the 2002 annual results, the quarterly results, the financial position, budgets and projections, and the quarterly reports of the internal and the external auditor. A separate meeting was held to review the annual report on 2002 as well as the findings regarding disclosure of the Form 20-F, including the report of the Disclosure Committee. The internal control framework and risks were discussed as well. In addition, the progress on implementation of the Sarbanes Oxley Act and IFRS was monitored throughout the year. Considerable attention was paid to the financial framework and finance policy during the second half of the year. PricewaterhouseCoopers’ audit strategy and fee proposal were discussed and a pre-approval procedure was adopted. The Committee endorsed the whistle blower procedure and the ethical code for the finance function, and revised its Charter. All major conclusions of the Audit Committee were reported to the Supervisory Board. The Committee had a separate meeting with PricewaterhouseCoopers and met separately with KPN’s internal auditor in 2004 with respect to the 2003 Consolidated Financial statements.

REMUNERATION & NOMINATION COMMITTEE

The Remuneration & Nomination Committee consisted of three Supervisory Board Members, Mr. Risseeuw (Chairman), Mr. Halberstadt and Mr. Jager. In 2003, the Remuneration & Nomination Committee met six times. Topics discussed included the targets for 2003, the bonus proposals for 2002, the management options for 2003, the remuneration policy for 2003, the resignation of Mr. L. Roobol and his replacement and the Remuneration Report for 2003. For further details, we refer to the Remuneration Report for 2003 elsewhere in this document.

Changes in the Board of Management

The composition of the Board of Management changed in 2003. Unfortunately, Mr. L. Roobol, responsible for the Fixed division, had to step down due to health reasons on November 10, 2003. Mr. Roobol’s knowledge and experience have been of great importance to KPN. The Supervisory Board would like to thank Mr. Roobol for his effort and dedication and wishes him strength for the future. Mr. E. Blok has been an acting member of the Board of Management since November 10, 2003. The Supervisory Board intends to appoint Mr. Blok as member of the Board of Management as of the closing of the 2004 Annual General Meeting of Shareholders and will inform the AGM on this appointment on April 15, 2004.

Changes in the Supervisory Board

The composition of the Supervisory Board changed at the 2003 Annual General Meeting of Shareholders. As announced in December 2002, Mr. C.H. van der Hoeven stepped down at his own request. Dr. M. Bischoff and Mr. J.B.M. Streppel were appointed and Prof. V. Halberstadt reappointed as members of the Supervisory Board. The new members of the Supervisory Board attended an introduction program in which the Company, its activities and its governance as well as the tasks and responsibilities of a Supervisory Board member were explained.

Mr. D.G. Eustace, Vice Chairman of the Board and Chairman of the Audit Committee, is due to step down from the Supervisory Board, as he will reach the end of his four-year term in 2004. He has indicated that he is available for reappointment. In consultation with the Board of Management and the Central Works Council, the Supervisory Board intends to reappoint Mr. Eustace at the Annual General Meeting of Shareholders on April 15, 2004.

Independence

In 2003, the members of the Supervisory Board were independent from the Company within the meaning of the Dutch Corporate Governance Code. For a more detailed explanation of the independence, we refer to the section titled ‘Corporate Governance’.

Financial Statements

The Financial Statements for the year ended December 31, 2003 were prepared by the Board of Management and adopted by the Supervisory Board. The Report of Independent Auditors of PricewaterhouseCoopers Accountants N.V. is included in the Financial Statements.

The Supervisory Board advises the Annual General Meeting of Shareholders to approve these Financial Statements including the proposed appropriation of the profit over the financial year 2003 to the distributable portion of Shareholders’ Equity, and the proposed cash dividend of EUR 0.12 per share plus the special dividend of EUR 0.13 to be paid out of the distributable portion of Shareholders’ Equity.

Finally, the Supervisory Board would like to thank all shareholders for their trust in the Company and all employees for their dedication and effort.

The Hague, March 8, 2004

The Supervisory Board

A.H.J. Risseeuw

D.G. Eustace

M. Bischoff

V. Halberstadt

D.I. Jager

M.E. van Lier Lels

J.B.M. Streppel

Composition of the Supervisory Board

The current members of the Supervisory Board are:

Name	Date of birth	Start of term		End of term
A.H.J. Risseeuw (Chairman)	November 9, 1936	May 2, 2001		2005
D.G. Eustace (Vice-Chairman)	July 3, 1936	April 27, 2000		2004
M. Bischoff	April 22, 1942	May 12, 2003		2007
V. Halberstadt	June 16, 1939	May 11, 1995, April 29, 1999*; May 12, 2003	*	2007
D.I. Jager	April 30, 1943	April 25, 2002		2006
M.E. van Lier Lels	October 19, 1959	May 2, 2001		2005
J.B.M. Streppel	October 11, 1949	May 12, 2003		2007

* Re-appointed

A.H.J. Risseeuw (1936)

Mr Risseeuw joined the Supervisory Board in 2001 and his term expires in 2005. He is the Chairman of the Supervisory Board since September 10, 2001, and he chaired the Remuneration & Nomination Committee in 2003. He has held various management positions with Dutch international companies and is the former President of Getronics N.V. He is a member of the supervisory boards of Heineken N.V., Samas-Groep N.V. and AOT N.V. Mr. Risseeuw is a Dutch citizen.

D. G. Eustace (1936)

Mr. Eustace is Member of the Supervisory Board since 2000 and his term expires in 2004. Mr. Eustace is the Vice Chairman of the Supervisory Board since September 10, 2001, and he chairs the Audit Committee. He is the former Vice Chairman of the Board of Management and Chief Financial Officer of Royal Philips Electronics N.V. He is the Chairman of the Board of Smith & Nephew Plc., Chairman of the Board of Sendo Holding Plc., and member of the Supervisory Boards of AEGON N.V., KLM N.V. and Hagemeyer N.V. Mr. Eustace was interim Chief Financial Officer at Ahold N.V. part of 2003. Mr. Eustace is a British citizen.

Dr. M. Bischoff (1942)

Dr. M. Bischoff was appointed Member of the Supervisory Board on May 12, 2003 and his term expires in 2007. He is Chairman of the board of directors of the European Aeronautic Defence and Space Company (EADS) N.V. He was a member of the board of management of DaimlerChrysler AG, member of the board of directors of Mitsubishi Motors Corporation (MMC) and chairman of the supervisory board of MTU Aero Engines GmbH until the end of 2003. He is a member of the supervisory boards of Bayerische Hypo- und Vereinsbank AG, Fraport AG, Gerling Konzern Versicherungs-Beteiligungs-AG, Lagardère Sociétés S.A. and  J.M. Voith AG. Dr. Bischoff is a German citizen.

Prof. V. Halberstadt (1939)

Prof. Halberstadt was reappointed Member of the Supervisory Board on May 12, 2003 and his term expires in 2007. He was a member of the Remuneration & Nomination Committee. He is Professor of Public Finance at the University of Leiden, Crown Member of the Social Economic Council (SER), International Advisor of Goldman Sachs Group Inc., non-executive director of PA Holding Ltd. and Chairman of the International Advisory Board of DaimlerChrysler AG. He is a member of the Supervisory Boards of TPG N.V., DaimlerChrysler AG and Het Concertgebouw N.V. Prof. Halberstadt is a Dutch citizen.

D.I. Jager (1943)

Mr. Jager is Member of the Supervisory Board since 2002 and his term expires in 2006. Mr Jager was member of the Remuneration & Nomination Committee since May 17, 2002. He held various management positions at Procter & Gamble in Europe, Asia and the United States. He was Chairman of the Board, President and/or Chief Executive Officer from January 1995 through June 2000. He currently is an independent consultant and private investor. Mr Jager also serves on the Boards of Eastman Kodak Inc., Chiquita Brands International Inc. and Polycom Inc. as a non-executive board member. Mr. Jager is both a US and Dutch citizen and resides in the United States.

M.E. van Lier Lels (1959)

Ms. Van Lier Lels is Member of the Supervisory Board since 2001 and her term expires in 2005. Ms Van Lier Lels was member of the Audit Committee since 2002. She is the Executive Vice President and Chief Operating Officer of Schiphol Group N.V. She is a member of the Supervisory Boards of United Services Group N.V. and Delft University of Technology and a member of the Advisory Board of Rabobank Nederland. Ms. Van Lier Lels is a Dutch citizen.

J.B.M. Streppel (1949)

Mr. J.B.M Streppel was appointed Member of the Supervisory Board on May 12, 2003 and he is also a member of the Audit Committee. His term expires in 2007. He currently is a member of the Executive Board of Aegon N.V. Mr Streppel held various management positions at Aegon N.V., Labouchere N.V. and FGH Bank N.V. He is a member of the Commission for public bids of the Netherlands Authority for the Financial Markets (AFM), member of the Committee of Listed Companies of Euronext (Amsterdam) and Chairman of the Shareholders Communication Channel. Mr. Streppel is a Dutch citizen.

FINANCIAL STATEMENTS

Report of Independent Auditors	130

Consolidated Statement of Income	131

Consolidated Balance Sheet	132

Consolidated Cash Flow Statement	134

Statement of Changes in Shareholders’ Equity	135

General notes to the Consolidated Financial Statements	136

Notes to the Consolidated Statement of Income	143

Notes to the Consolidated Balance Sheet	155

Notes to the Consolidated Cash Flow Statement	166

Notes to the Statement of Changes in Shareholders’ Equity	170

Financing	173

Commitments, Contingencies and Legal Proceedings	182

Related party transactions	188

Segment Reporting	192

Information on US GAAP	197

Corporate Statement of Income	214

Corporate Balance Sheet	215

General notes to the Corporate Financial Statements	217

Notes to the Corporate Balance Sheet	218

To the Supervisory Board and the
General Meeting of Shareholders of
Koninklijke KPN N.V.

Report of Independent Auditors

Introduction

We have audited the financial statements of Koninklijke KPN N.V., The Hague, set out on pages 131 - 219. These financial statements are the responsibility of the Board of Management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audits in accordance with auditing standards generally accepted in the Netherlands and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Dutch opinion

In our opinion, the financial statements, set out on pages 131 - 219, present fairly, in all material respects, the financial position of Koninklijke KPN N.V. as of December 31, 2003 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

United States opinion

In our opinion, the consolidated financial statements, set out on pages 131 - 213, present fairly, in all material respects, the financial position of Koninklijke KPN N.V. and its subsidiaries as of December 31, 2003 and 2002, and their results and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the Netherlands.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in the notes to the consolidated financial statements, under the heading ‘Information on US GAAP’.

Emphasis of matter

Without qualifying our opinions above, we draw attention to the note to the financial statements ‘Legal Proceedings’ which refers to the procedure regarding the 2000 financial statements of the company.

The Hague, March 8, 2004

PricewaterhouseCoopers Accountants N.V.

Consolidated Statement of Income

Amounts in millions of euro, unless otherwise stated	2003	2002	2001

Net sales	11,870	11,788	11,734
Own work capitalized	165	166	443
Other operating revenues	872	830	682
Total operating revenues [1]	12,907	12,784	12,859

Cost of materials [2]	-983	-1,000	-1,159
Cost of work contracted out and other external expenses	-3,999	-4,125	-4,608
Salaries and social security contributions [3]	-1,703	-1,975	-2,194
Depreciation, amortization and impairments [4]	-2,535	-10,252	-17,817
Other operating expenses [5]	-579	-1,013	-1,517
Total operating expenses	-9,799	-18,365	-27,295

Operating result	3,108	-5,581	-14,436

Interest and similar income [6]	67	220	297
Release exchange right [7]	—	—	6,848
Interest and similar expenses [8]	-929	-1,398	-1,677
Financial income and expenses	-862	-1,178	5,468

Profit or loss before taxes	2,246	-6,759	-8,968

Tax on profit or loss [9]	257	-983	-11
Income from participating interests [10]	161	-1,700	-81

Group profit or loss after taxes	2,664	-9,442	-9,060

Minority interests [11]	67	-100	1,565

Profit or loss after taxes	2,731	-9,542	-7,495

Profit or loss after taxes per ordinary share and per ADS in euro [12]	1.11	-3.94	-5.88
Profit or loss after taxes per ordinary share and per ADS on a fully diluted basis in euro [12]	1.09	-3.94	-5.88
Proposed dividend per ordinary share and per ADS in euro	0.25	—	—

[..]           Bracketed numbers refer to the related Notes to the Consolidated Statement of Income, which are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

Before appropriation of net result

ASSETS

Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002

FIXED ASSETS
Intangible fixed assets [13]
Licenses	4,457	4,419
Goodwill	4,126	4,484
Total intangible fixed assets	8,583	8,903

Property, plant and equipment [14]
Land and buildings	881	984
Plant and equipment	7,082	7,899
Other tangible fixed assets	431	571
Assets under construction	725	407
Total property, plant and equipment	9,119	9,861

Financial fixed assets [15]
Participating interests	194	901
Loans to participating interests	19	—
Other loans	119	103
Prepayments and accrued income	1,986	159
Total financial fixed assets	2,318	1,163

Total fixed assets	20,020	19,927

CURRENT ASSETS
Inventory [16]	164	230
Receivables [17]	1,452	1,601
Prepayments and accrued income	641	731
Marketable securities and other financial interests	9	15
Cash and cash equivalents [18]	1,839	2,657

Total current assets	4,105	5,234

TOTAL	24,125	25,161

[..]           Bracketed numbers refer to the related Notes to the Consolidated Balance Sheet, which are an integral part of these consolidated financial statements.

LIABILITIES

Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002

GROUP EQUITY
Shareholders’ equity [19]	7,163	4,508
Minority interests [20]	196	272
Total group equity	7,359	4,780

PROVISIONS
Pension provisions [21]	814	811
Deferred tax liabilities [22]	2,111	449
Other provisions [23]	414	337
Total provisions	3,339	1,597

LONG-TERM LIABILITIES
Loans [24]	9,207	12,648
Accruals and deferred income	23	32
Total long-term liabilities	9,230	12,680

CURRENT LIABILITIES
Other debts [25]	2,107	3,769
Accruals and deferred income [26]	2,090	2,335
Total current liabilities	4,197	6,104

TOTAL	24,125	25,161

[..]           Bracketed numbers refer to the related Notes to the Consolidated Balance Sheet, which are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statement

Amounts in millions of euro	2003	2002	2001

Profit or loss after taxes	2,731	-9,542	-7,495
Minority interests	-67	100	-1,565
Depreciation, amortization and impairments	2,535	10,252	17,817
Changes in provisions	1,598	172	531
Changes in deferred tax assets	-1,797	605	32
Income from participating interests	-161	1,700	81
Dividends received	81	—	25
Release of exchange right	—	—	-6,848
Results from sale of assets, operations and participating interests	-500	-409	-512
Net cash flow provided by/used in operating activities before changes in working capital	4,420	2,878	2,066

Changes in working capital:
• Inventory	65	97	-2
• Trade receivables	114	390	152
• Other current assets	-48	517	-150
• Current liabilities (excluding short-term financing)	-464	93	499
Net cash flow provided by/used in changes in working capital	-333	1,097	499

Net cash flow provided by/used in operating activities [27]	4,087	3,975	2,565

Group companies/joint ventures acquired	—	—	-758
Group companies/joint ventures sold	499	640	265
Investments in intangible fixed assets	-6	-4	-226
Disposals of intangible fixed assets	—	—	10
Investments in property, plant and equipment	-1,421	-1,137	-2,949
Disposals of property, plant and equipment	64	117	319
Changes in other financial fixed assets	816	49	1,675
Net cash flow provided by/used in investing activities [28]	-48	-335	-1,664

Net proceeds from shares issued by KPN	—	—	4,843
Shares purchased for option plans	-8	—	-98
Shareholder loans to E-Plus	—	—	-148
Long-term loans contracted	45	48	4,437
Redemption of long-term loans	-4,821	-8,400	-6,232
Changes in interest-bearing current liabilities	-69	23	145
Net cash flow provided by/used in financing activities [29]	-4,853	-8,329	2,947

Changes in cash and cash equivalents	-814	-4,689	3,848

Cash and cash equivalents at beginning of year	2,657	7,343	3,583
Cash and cash equivalents in group companies and joint ventures acquired and sold	-2	3	-88
Exchange rate differences	-2	—	—
Changes in cash and cash equivalents	-814	-4,689	3,848

Cash and cash equivalents at end of year	1,839	2,657	7,343

[..]           Bracketed numbers refer to the related Notes to the Consolidated Cash Flows Statement, which are an integral part of these consolidated financial statements.

Statement of Changes in Shareholder’s Equity

Amounts in millions of euro except for shares and per-share information

	Number of subscribed shares	Par value per share (EUR)	Subscribed capital stock	Additional paid-in capital	Statutory and other restricted reserves	Other reserves (including net result for the period)	Total
			[30]	[31]	[32]
Balance as of January 1, 2001	1,203,652,643	0.24	289	8,111	3,198	3,047	14,645

Exchange rate differences on participating interests					93		93
Share issue	1,020,408,163		245	4,755			5,000
Shares purchased for option plans						-98	-98
Issue of shares purchased for option plans						1	1
Dividend in shares	30,087,000		7	-7			—
Changes in retained earnings of participations and cumulative translation differences					-248	248	—
Other changes (1)				2,180	-2,338		-158
Profit or loss after taxes						-7,495	-7,495

Balance as of December 31, 2001	2,254,147,806	0.24	541	15,039	705	-4,297	11,988

Exchange rate differences on participating interests					26		26
Share issue	234,700,000		56	1,197			1,253
Bonus shares	2,149,071		1				1
Changes in retained earnings of participations and cumulative translation differences					-260	260	—
Other changes (1)				32	-11	761	782
Profit or loss after taxes					-138	-9,404	-9,542

Balance as of December 31, 2002	2,490,996,877	0.24	598	16,268	322	-12,680	4,508

Change in accounting principles						-6	-6
Balance as of January 1, 2003	2,490,996,877	0.24	598	16,268	322	-12,686	4,502

Exchange rate differences on participating interests					-46		-46
Shares purchased for option plans						-25	-25
Changes in retained earnings of participations and cumulative translation differences					-167	167	—
Other changes (1)						1	1
Profit or loss after taxes					-12	2,743	2,731

Balance as of December 31, 2003	2,490,996,877	0.24	598	16,268	97	-9,800	7,163

[..]           Bracketed numbers refer to the related Notes to the Statement of Changes in Shareholders’ Equity, which are an integral part of these consolidated financial statements.

(1) Other changes include repricing effects of options (EUR 12 million) and the tax effect related to Vision Networks (EUR –11 million)

General Notes to the Consolidated Financial Statements

General

The financial statements of Koninklijke KPN N.V. (‘KPN’ or ‘we’) for the year ended December 31, 2003, have been prepared in accordance with the provisions of Book 2 of the Dutch Civil Code and accounting principles generally accepted in the Netherlands.

Accounting principles generally accepted in the Netherlands (‘Dutch GAAP’) vary in certain significant respects from generally accepted accounting principles in the United States of America (‘US GAAP’). The application of the latter would have affected the determination of consolidated shareholders’ equity and profit or loss after taxes.  For further information on US GAAP, we refer to the section Information on US GAAP. KPN’s domicily seat and principal place of business is The Hague, the Netherlands.

All per-share information, the number of KPN shares, the number of KPN share options and exercise prices have been restated in order to reflect the two-for-one share split of June 2000.

Consolidation Principles

The financial information of KPN and its group companies is fully consolidated in the consolidated financial statements. Subsidiaries in which KPN and any other party have joint control under a joint venture agreement (provided that KPN has a significant shareholding) are consolidated proportionally. Group companies are those companies with which KPN forms an organizational and economic unit and in which KPN has a controlling interest. Minority interests in group equity and results are disclosed separately in the consolidated financial statements.

The accounting principles of KPN apply to KPN’s Balance Sheet and Statement of Income and to the group companies, joint ventures and participating interests. Any significant intra and inter-division balances, supplies and results have been eliminated in consolidation.

A complete list of subsidiaries and participating interests is available for inspection at the offices of the Commercial Register of the Chamber of Commerce in The Hague. This list has been prepared in accordance with the provisions of Sections 379 and 414, Book 2 of the Dutch Civil Code.

Following is an overview of the most important changes in consolidated group companies, participating interest and activities in the past three years.

2003

On December 29, 2003, we sold our remaining 30% interest in KPN Lease to De Lage Landen, which was accounted for as a participating interest.

On December 1, 2003, Xantic (owned for 65% by us and for 35% by Telstra of Australia) sold its share in Inmarsat. Inmarsat was accounted for as a participating interest.

On November 7, 2003, Hutchison Whampoa Limited (HWL) and KPN Mobile entered into agreements whereby the Hutchison 3G UK shares are placed with an independent escrow agent pending completion of the transfer of the shares. KPN Mobile agreed not to exercise its voting rights on the 3G shares until the end of 2007. On September 21, 2000, we acquired a 15% participating interest in Hutchison 3G UK Holdings Limited, which indirectly owns a UMTS license in the UK.  In August 2002, we announced that we no longer considered Hutchison 3G UK a strategic participation and, accordingly, we wrote off our investment at that time, based on an analysis of the recoverable value.

On November 1, 2003, we sold our repair activities to Teleplan International NV.

On June 25, 2003, SNT, in which we have a 50.78% interest, announced and transferred the control of its activities in Scandinavia. On July 3, 2003, SNT announced and transferred the control of its activities in France. Until these respective dates the Scandinavian and French activities were fully consolidated.

On June 16, 2003, we sold our 6.48% direct interest in the Czech telecommunications provider Ceský Telecom to Credit Suisse First Boston. On December 8, 2003, we completed the sale of our 13.8% indirect interest. Ceský Telecom was accounted for as a participating interest.

On May 5, 2003, we acquired 51% of WiFi provider HubHop. On December 31, 2003, we acquired the remaining 49%. HubHop offers fast wireless Internet connections in public venues in the Netherlands.

On April 25, 2003, we finalized the sale of KPN Belgium’s activities and of our Belgian Internet provider, Planet Internet Belgium, to Scarlet Telecom. Planet Internet Belgium was fully consolidated.

On February 28, 2003, we sold our 16.33% participation in Ukrainian Mobile Communications, which was accounted for as a participating interest.

On February 13, 2003, we sold our telephone directory business, Telefoongids Media B.V., formerly known as TeleMedia Nederland B.V., to a syndicate led by 3i Group plc and Veronis Sulher Stevenson.

2002

In December 2002, we restructured our Mobile activities in order to arrive at a more transparent financial structure and to strengthen KPN Mobile’s financial position. In the financial restructuring Royal KPN converted outstanding shareholder loans into newly issued ordinary KPN Mobile shares. NTT DoCoMo, which held a 15% interest in KPN Mobile since August 4, 2000, decided not to exercise its anti-dilution rights. This resulted in a dilution of NTT DoCoMo’s share and voting interest in KPN Mobile from 15% to 2.16%.

On October 8, 2002, the Supervisory Board of Vision Networks ceased its activities, as the sale of all of the material cable assets of Vision Networks was completed. As a result we have full control as of that date and accordingly Vision Networks is fully consolidated. In 1997, Royal PTT Nederland decided to eliminate its cable activities from its core business following an earlier decision by the Dutch Government. As a consequence, Vision Networks, a wholly owned subsidiary that held interests in cable activities, was deconsolidated after an internal legal demerger in 1998.

On August 19, 2002, we sold our Software House activities to Atos Origin, the French IT service provider.

On June 4, 2002, we sold a 55% interest in KPN Netwerk Bouw BV, our network contruction unit, to Koninklijke Volker Wessels Stevin (KVWS). As of that date, Netwerk Bouw is accounted for as a participating interest. It is expected that KVWS will acquire the remaining 45% on January 1, 2005.

At January 1, 2001, our interest in the proportionally consolidated joint venture KPNQwest was 44.3%. On November 30, 2001, we sold 10% of our interest in KPNQwest to Qwest. As a result KPNQwest was deconsolidated as of that date and was accounted for as a participating interest. Our interest in KPNQwest on December 31, 2001, was 39.9%.

On May 31, 2002, KPNQwest filed for bankruptcy. In order to ensure that the networks remained operational we formed the foundation ‘Customer support KPNQwest’, which continued to facilitate services to customers while they migrated to other suppliers. This foundation was discontinued on July 11, 2002.

On March 13, 2002, BellSouth converted its 22.51% indirect interest in E-Plus into 234.7 million of our ordinary shares (which BellSouth subsequently sold) and we have full control of E-Plus as of that date. In February 2000, we completed the acquisition of a 77.49% indirect interest in E-Plus. In the period

February 24, 2000, to March 13, 2002, we have proportionally consolidated our 77.49% share in E-Plus. As of March 13, 2002, E-Plus is fully consolidated.

On February 5, 2002, we sold our End User Services activities to Atos Origin.

On February 4, 2002, we completed the sale of our 44.66% proportionally consolidated interest in Pannon GSM, the Hungarian mobile operator, to Telenor SA.

2001

On December 11, 2001, KPN Mobile sold its 22.28% interest in the Indonesian mobile operator Telkomsel to Singapore Telecommunications. Until that date, Telkomsel was accounted for as a participating interest.

In November 2001, we sold our 21% interest in the Irish telecom operator eircom to Valentia. eircom was accounted for as a marketable security.

On September 28, 2001, we sold our data center activities to Atos Origin.

On May 14, 2001, Vodafone bought our share in Eircell, the mobile operator of eircom (Ireland). We received approximately 220 million shares in Vodafone, which we disposed of in June 2001.

On February 7, 2001, we, through KPN Mobile, acquired the remaining 50% of the joint venture BASE. As of that date BASE is fully consolidated.

Change of accounting principles

As from January 1, 2003, the accounting principle for asset retirement obligations was changed. As from that date, the asset retirement costs are provided for, capitalized as part of the carrying amount of tangible fixed assets and expensed as either depreciation over the asset’s estimated useful life or impairment charges. The asset retirement obligation is stated at net present value using a discount rate equal to the credit-adjusted risk-free interest rate. Prior to January 1, 2003, provisions for asset retirement obligations were built up during the estimated useful life of the assets concerned, using the linear method.

This change of accounting principle would have had the following impact on our balance sheet as of the year ended December 31, 2002: a provision for asset retirement obligations of EUR 72 million would have been recognized, of which EUR 66 million would have been added to Tangible fixed assets and the remaining EUR 6 million as a direct movement in Shareholders’ equity. We have not adjusted the comparative figures.  This adjustment would have had a positive impact on the loss after tax for 2002 of EUR 4 million (2001: nil).

Accounting principles

BALANCE SHEET

General

The accounting principles are based on historical cost principles.

Intangible fixed assets

Licenses are valued at the lower of historical cost less amortization and permanently lower value. Amortization is calculated according to the straight-line method and is incorporated as from the date that services are actually being offered under the license. The terms of these licenses are used as amortization periods. Licenses have a permanently lower value if the recoverable amount falls below the book value of the asset concerned. Impairments based on a permanently lower value are reversed if and to the extent that the impairment no longer exists. The recoverable amount is defined as the higher of an asset’s net selling price and its value in use.

Goodwill arising from acquisitions is valued at the lower of historical cost less amortization and permanently lower value. Amortization is calculated according to the straight-line method based on the estimated useful life; the maximum amortization period is 20 years. Goodwill has a permanently lower value if the recoverable amount is lower than the book value of the asset concerned. The recoverable amount is defined as the higher of an asset’s net selling price and its value in use.

Property, plant and equipment

Property, plant and equipment are valued at historical cost or manufacturing price less depreciation, or permanently lower value. The manufacturing price includes direct costs (materials, direct labor and work contracted out), as well as part of the indirect costs and interest attributable to this asset.  Property, plant and equipment are depreciated using the straight-line method, based on the estimated useful life, taking into account residual value. Land is not depreciated. Property, plant and equipment have a permanently lower value if the recoverable amount falls below the book value of the asset concerned. Impairments based on a permanently lower value are reversed if and to the extent that the impairment no longer exists.  The recoverable amount is defined as the higher of an asset’s net selling price and its value in use.

Asset retirement costs are capitalized as part of the historical cost of tangible fixed asset's and expensed as either depreciation over the asset’s estimated useful life or as impairment charges.

Participating interests

Participating interests in which KPN directly or indirectly has significant influence are valued at KPN’s direct or indirect share in the net asset value, as determined under KPN’s accounting principles, or lower expected net realizable value.

Participating interests in which KPN does not have significant influence are carried at cost less any provisions deemed necessary.

Prepayments and accrued income

Prepayments and accrued income presented under both financial fixed assets and current assets include amounts to be invoiced, recognized tax assets and deferred costs which, according to the matching principle, relate to future years. Prepayments and accrued income are valued at nominal value.

Inventory

Inventories of resources, parts, tools and measuring instruments as well as finished goods are valued at the lower of cost, less an allowance for obsolescence, and market value. Cost is based on weighted average prices. Work in progress and resources manufactured in-house are valued at the cost of materials, costs of work contracted out and staff costs plus a surcharge for allocable indirect costs and interest.

Accounts receivable

Accounts receivable are stated at nominal value, net of an allowance for doubtful accounts.

Marketable securities and other financial interests

Marketable securities and other financial interests are stated at the lower of cost and net realizable value.

Provisions

Pension provisions are stated at net present value based on actuarial principles.

The asset retirement obligation is stated at net present value using a discount rate equal to the credit-adjusted risk-free interest rate.

Other provisions, including the provision for restructuring and redundancies, are valued at nominal value.

Deferred taxes

Deferred tax assets and liabilities arising from timing differences between the value of assets and liabilities for financial reporting purposes and for tax purposes are stated at nominal value and are calculated on the basis of current corporate income tax rates. Deferred tax assets are recognized if it may be assumed that they can be offset against taxes payable in the future within a reasonable period of time. Deferred tax assets and liabilities with the same terms and relating to the same fiscal entities are netted.

Other assets and liabilities

All other Balance Sheet items are carried at nominal value, unless otherwise stated.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are converted at the exchange rates prevailing at the Balance Sheet date or, if the exchange risk was hedged, at the forward exchange rate. Any differences resulting from movements in exchange rates are recognized in the Statement of Income under financial income and expense. Exchange rate differences resulting from the translation into euro of the value of foreign participating interests and financing transactions related to these participating interests are taken directly to shareholders’ equity.

STATEMENT OF INCOME

General

Income is recognized in the year in which the goods are delivered or services are rendered.  Losses are recognized as soon as they are foreseeable.

Net sales

Net sales represent the revenue from goods delivered and services rendered to third parties, less discounts and sales taxes. Revenue is recognized when it is probable that future economic benefits will flow to us and these benefits can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable.

Our net sales are derived from telecommunication services and products and comprise the following sources:

•                  Traffic fees

•                  Subscription fees

•                  One-off connection fees and other initial fees

•                  Sales of peripheral and other equipment

•                  Other

Traffic fees are charged at an agreed price for a fixed duration of time or capacity and are recognized as revenue based upon usage of our network and facilities. Subscription fees generally consist of periodic charges and are recognized as revenue over the associated subscription period.  One-off connection fees and other initial fees are generally charged and recognized at the outset of a service contract upon connecting the customer to the network.

Sales of peripheral and other equipment are recognized when all significant risks and rewards of ownership of the goods are transferred to the buyer, which is normally at the date the equipment is delivered to and accepted by the customer.

Other sales, including consulting and other fees, are recognized as revenue when services are rendered. We recognize net sales gross of costs when we act as the principal in the arrangement and net of costs when we act as agent.

Other operating revenues

Other operating revenues include revenues other than net sales, profits generated by public offerings of group companies, joint ventures and participating interests and profits on the sale of participating interests (or parts thereof), assets and operations.

Operating expenses

Operating expenses are determined based on the aforementioned valuation principles and are allocated to the year to which they relate. Research expenses are expensed as incurred in the reporting year. Depreciation and amortization are calculated using the straight-line method, based on the estimated useful lives taking into account any residual value. Tangible and intangible fixed assets are depreciated or amortized as from the date of actual usage.

Income from participating interests

Income from participating interests in which we have significant influence is based on the equity method according to our accounting principles. Income from participating interests acquired during the fiscal year is recognized effective from the date of acquisition. When participating interests are sold, income is recognized up to the date of the sale.

Tax on profit

The corporate income tax charge recognized in the Statement of Income is based on the income for financial reporting purposes in accordance with the prevailing provisions and rates taking into account permanent differences between income for tax purposes and income for financial reporting purposes and the valuation of deferred tax assets.

Foreign currency translation

In the Statement of Income, all transactions denominated in foreign currencies are converted into euro at the rate prevailing at the date of the transaction, or, if a hedging contract was concluded, the prevailing forward exchange rate. An exception to this rule is the conversion of transactions of participating interests with functional currencies other than the euro; these are converted into euro at the average exchange rate of the year. Differences between the rates applied for the conversion of the Balance Sheet and the rates applied for the conversion of the Statement of Income, are taken directly to shareholders’ equity.

FINANCIAL INSTRUMENTS

Financial instruments recognized in the Balance Sheet are carried at face value unless otherwise stated. For financial derivatives, the accounting principles are determined based on the hedged item. Gains or losses from derivatives are recognized simultaneously in the profit and loss account with gains and losses from underlying hedged positions.

The derivative financial instruments used are included in the section titled “Quantitative and Qualitative disclosures about market risk”.

Changes in the value of forward foreign exchange contracts are recognized in the results in the same period as changes in the values of the assets and liabilities they are intended to hedge. Interest gains and losses arising from interest rate derivatives such as swaps and forward rate agreements are matched to those arising from underlying positions.

Payments made or received in respect of the early termination of derivative financial instruments are spread over the original life of the instrument so long as the underlying exposure continues to exist.

Notes to the Consolidated Statement of Income

General note

For the segmented information, please refer to the section titled ‘Segment Reporting’.

[1] Total operating revenues

Other operating revenues in 2003 include EUR 222 million regarding the termination of the roaming agreement with MobilCom, the book gain of EUR 15 million on the sale of UMC, the book gain on the sale of Inmarsat by Xantic of EUR 26 million and the book gain of EUR 435 million on the sale of our Directory Services.

Other operating revenues in 2002 include the book gain of EUR 335 million on the sale of Pannon GSM, EUR 210 million regarding the termination of the national roaming agreements and the joint rollout of the UMTS network with Quam, the settlement of Indonesian intermediate holding companies of Telkomsel amounting to EUR 30 million, and book gains of EUR 39 million on the sale of various assets, including real estate.

Other operating revenues in 2001 included the book gain of EUR 346 million relating to the sale of our 22.28% stake in Telkomsel, a EUR 51 million book gain reflecting the sale of 10% of our share in KPNQwest, a EUR 59 million book gain on the sale of KPN Datacenter and a EUR 41 million book gain on the sale of real estate.

[2] Cost of materials

In 2002, a write-down of assets held for sale and inventories was included in costs of materials for EUR 53 million related to Indefeasible Rights of Use.

[3] Salaries and social security contributions

Amounts in millions of euro	2003	2002	2001

Salaries and wages	1,302	1,543	1,813
Pension charges	217	226	146
Social security charges	184	206	235
Total	1,703	1,975	2,194

BOARD OF MANAGEMENT AND THE SUPERVISORY BOARD

The Remuneration Report, included elsewhere in this document on pages 115 through 124, includes the auditable parts which comprise “Executive remuneration”, “Long-term incentives: stock options 2003”, “Loans 2003” and “Supervisory Board Remuneration”.  The information in these parts is required under Title 9, Book 2 of the Dutch Civil Code and forms an integral part of these financial statements.

PENSIONS

We must fund any shortfall in our pension funds if coverage ratios (or funding level, being the ratio of the fair value of the investments of our pension funds to our pension liabilities) fall below certain thresholds. In December 2002, the Boards of our main pension funds approved funding agreements. These funding agreements, which remain subject to final approval by the Regulatory Body for pension funds in the Netherlands (Pensioen- en Verzekeringskamer, or PVK), provide for the determination of and payment schedules for any shortfall in our pension funds.

The coverage ratios of our two main pension funds (BPF and OPF), which are used in the calculation of the total shortfall, amounted to 109.7% and 117.6% respectively. The estimate of the total shortfall at the end of 2003 based on the latest information available, amounted to approximately EUR 305 million (2002: EUR 385 million). Under the current estimates and payment schedule, which aims at funding the total shortfall over a period of six years, the obligation at year-end 2003 (leading to a cash outflow in 2004) amounts to EUR 21 million (2002: EUR 52 million), of which EUR 9 million is reported in Fixed division (2002: EUR 32 million), EUR 1 million in Mobile division (2002: EUR 5 million) and EUR 11 million in Other activities (2002: EUR 15 million), which has been charged to income in 2003.

Under the current payment schedule, and assuming that market conditions and coverage ratios do not change, the difference between the actual coverage ratio and the minimum reserve level (which is derived from the strategic asset mix and expected long term interest rate, and amounted to 110% at the end of 2003) has to be funded in one year. The next step will be that the total shortfall between the actual coverage ratio and the desired coverage ratio (119.3% and 128.0% respectively at the end of 2003) has to be funded in five years.

It should be noted that the final calculation of the shortfall as of December 31, 2003 and the amount to be paid will only become available in May 2004. The actual outcome of the amounts to be paid may differ from the estimates we used (in 2003 the actual outcome differed approximately EUR 1 million from the estimates). Additionally, for each following year-end a new calculation will be made for determining the required payment, taking into account the then applicable coverage (actual and desired coverage ratios). If financial markets recover and the coverage ratio improves in future years, the obligation to fund the shortfall will either decline or cease to exist. However, if share prices fall further, the shortfall could increase.

MANAGEMENT SHARE OPTION PLAN (INCLUDING OPTIONS OF THE BOARD)

In 1997, a share option plan was introduced which provided for the issue of a maximum of 4.4 million options, which could be exercised within five years.  Another plan, implemented in 2000, provides for the issue of a maximum of 5.4 million share options or share appreciation rights (SARs).  Upon exercise of the option, the SAR lapses and vice versa.  The options allocated can be exercised immediately; the SARs after a three-year period.  Both lapse after a five-year period. The exercise price of a share option is 125.1% of the market value of a share on the date it was issued. The exercise price of a SAR is equal to the market value of a share on the date the SAR was issued.

On May 3, 2001, we granted 2,268,700 share option combinations (both out-of-the-money (OTM) and at-the-money (ATM) combinations).  Each option gives the right to one ordinary share per option. Upon exercise of the OTM share option, the ATM share option will lapse and vice versa. The OTM share options are directly exercisable on the date of grant and expire five years after the date of grant. The ATM share options become exercisable three years after the date of grant and expire five years after the date of grant.

On September 13, 2001, we granted 1,567,398 options to our Chief Executive Officer, Mr. Scheepbouwer. These options become exercisable three years after the date of grant and expire five years after the date of grant.

In connection with our Social Plan and upon acceptance of a salary reduction, we granted 3,175,000 options on December 10, 2001 to the members of our Board of Management, excluding Mr. Scheepbouwer, and to approximately 130 key members of our senior management team. These options are exercisable immediately but the proceeds, if any, from any exercise prior to the third anniversary of the issue date will be held in escrow until the third anniversary of the issue, at which time such proceeds will be released to the relevant individuals, provided that these individuals are still employed by the Company at that time. The expiry date for these options is five years from the date of issue. The exercise price of these options was initially set at the opening share price of KPN as of December 10, 2001, being EUR 5.61, multiplied by a factor of 125.1%, resulting in an exercise price of EUR 7.02. After discussions with the Dutch tax authorities, the value of these options was set at EUR 5.07. Therefore, the exercise price of these options, including the factor of 125.1%, is adjusted to EUR 6.34. On February 28, 2003, the Supervisory Board approved this adjustment. As a result of the option repricing, we recognized in 2003 and will recognize in future periods the compensation expenses under salaries and social security expenses and an opposite direct movement in other reserves for the same amount at the end of each reporting period subsequent to February 28, 2003 (the date of the repricing), until they are exercised, cancelled or forfeited without replacement. The amount of stock-based compensation expense recorded in the 2003 Statement of Income for these options was zero as the closing stock price at December 31, 2003 (EUR 6.12) was below  the adjusted option price of EUR 6.34. In subsequent periods, additional stock-based compensations will be recognized and are determined based on the difference of the closing stock price of that period and the previous closing stock price or the adjusted option price, whichever is the higher. Stock-based compensation expense related to the repricing of these options will be reduced in subsequent periods for decreases in the quoted market value of the stock, but shall not be adjusted below zero on a cumulative basis.

On December 10, 2001 we granted 1,191,190 options in connection with our Social Plan and, upon acceptance of a salary reduction or no increase in overall salary in 2002 and 2003, to the rest of our senior management as well. These options are exercisable, assuming that these individuals remain employed by the Company, commencing three years after the date of issue and will expire five years from the date of issue. The exercise price of these options was initially set at the opening share price of KPN on December 10, 2001, being EUR 5.61. After discussions with the Dutch tax authorities, the value of these options was set at EUR 5.07. Therefore, the exercise price of these options is adjusted to EUR 5.07. On February 28, 2003, the Supervisory Board approved this adjustment. As a result of the option repricing, we recognized in 2003 and will recognize in future periods the compensation expenses under salaries and social security expenses and an opposite direct movement in other reserves for the same amount at the end of each reporting period subsequent to February 28, 2003, the date of the repricing, until they are exercised, cancelled or forfeited without replacement. The amount of stock-based compensation expense recorded in the 2003 Statement of Income was the excess of the closing stock price at December 31, 2003 or date of exercise, cancellation or forfeiture over the adjusted option price of EUR 5.07 in the period as from repricing. In subsequent periods, additional stock-based compensations will be recognized and are determined based on the difference of the closing stock price of that period and the higher of the previous closing stock price or the adjusted option exercise price. Stock-based compensation expense related to the repricing of these options will be reduced in subsequent periods for decreases in the quoted market value of the stock, but shall not be adjusted below zero on a cumulative basis.

On April 26, 2002, we granted a total of 1,952,456 out-of-the-money share options to the members of the Board of Management and to the senior managers of KPN, E-Plus and BASE. For the management of KPN, the exercise price is EUR 6.49, which is equal to 125.1% of the market value of a share on the date of issue. Each option gives the right to one ordinary share per option. The options are exercisable immediately but the profits, if any, from any exercise prior to the third anniversary of the date of issue will be held in escrow until the third anniversary of the issue, at which time such profits will be released to the relevant individuals, provided that the individuals remain employed by KPN. The options expire five years from the date of issue. The number of options granted under these conditions is 1,697,656. For the management of E-Plus, the exercise price is EUR 6.49, which is equal to 125.1% of the market value of a share on the date of issue. Each option gives the right to one ordinary share per option. The options are exercisable as of April 26, 2005. The options expire five years from the date of issue. The number of options granted under these conditions is 236,400. For the management of BASE, the exercise price is EUR 6.23, which is equal to 120% of the market value of a share on the date of issue. Each option gives the right to one ordinary share per option. The options are exercisable as of January 1, 2006. The options expire five years from the date of issue. The number of options granted under these conditions is 18,400.

On January 2, 2003, 150,000 share options were granted to Board of Management member Mr. Demuynck. The exercise price is EUR 7.79, which is equal to 125.1% of the market value of a share on the date of issue. The expiration date is January 1, 2008. The other conditions for this grant are the same as those granted to the senior management of KPN on April 26, 2002.

On May 13, 2003, we granted a total of 1,690,815 share options to the members of our Board of Management and to the senior managers of KPN, E-Plus and BASE. The management of KPN could choose for an at-the-money (ATM) share option with an exercise price equal to the market value of a share on the date of issue, or for an out-of-the-money (OTM) share option with an exercise price of 125.1% of the market value of a share on the date of issue. The choice is affected by the income tax rate, which is lower for OTM options than for ATM options. Each option gives the right to one ordinary share per option. The options are exercisable immediately but the profits, if any, from any exercise prior to the third anniversary of the date of issue will be held in escrow until the third anniversary of the issue, at which time such profits will be released to the relevant individuals, provided that the individuals remain employed by the Company. The options expire five years from the date of issue. The number of options granted under these conditions is 1,617,115. Of this number, 1,292,765 share options have an exercise price of EUR 5.94 and 324,350 share options have an exercise price of EUR 7.43. For the management of E-Plus, the exercise price is equal to the market value of a share on the date of issue (EUR 5.94). Each option gives the right to one ordinary share per option. The options are exercisable as of May 13, 2006. The options expire five years from the date of issue. The number of options granted under these conditions is 57,600. For the management of BASE, the exercise price is equal to the market value of a share on the date of issue (EUR 5.94). Each option gives the right to one ordinary share per option. The options are exercisable as of January 1, 2007. The options expire five years from the date of issue. The number of options granted under these conditions is 16,100.

On August 1, 2003, 10,000 share options were granted to a senior manager of KPN. The exercise price is EUR 6.09, which is equal to the market value of a share on the date of issue. The expiration date is July 31, 2008. The other conditions for this grant are the same as those of the May 13, 2003 grant to the senior management of KPN.

As at December 31, 2003 we had 12,902,879 management options outstanding. Of these options, 2,352,030 were vested and exercisable with an aggregate unrealized intrinsic value of EUR 0.2 million.

MANAGEMENT OPTIONS ISSUED IN 1998 (1)

The number of outstanding management options as of December 31, 2003, can be broken down as follows:

	Issued	Balance at 12-31-2003	Balance at 12-31-2002	Balance at 12-31-2001	Exercise price in euro	Exercise period up to and incl.
Issue date
04-14-1998	1,553,620	—	1,095,820	1,127,520	22.78	04-13-2003

(1)                                  Exercising two options entitles the holders to two KPN shares and one TPG share.  In 2003, 1,085,260 management options issued in 1998 expired and 10,560 forfeited.

MANAGEMENT OPTIONS ISSUED IN 1999, 2000, 2001, 2002 AND 2003

The number of outstanding management options as of December 31, 2003 can be broken down as follows:

	Issued	Balance at 12-31-2003	Balance at 12-31-2002	Balance at 12-31-2001	Exercise price in euro		Exercise period up to and incl.
Issue date
01-08-1999	36,000	22,000	24,000	26,000	24.78		01-07-2004
05-03-1999	1,427,840	1,036,780	1,062,260	1,145,100	19.90		05-02-2004
04-28-2000	1,685,550	1,283,250	1,353,750	1,473,750	71.84		04-27-2005
					57.43 (SAR	)
05-03-2001	2,268,700	1,828,350	1,986,950	2,100,750	18.40 (OTM	)	05-02-2006
					14.71 (ATM	)
09-13-2001	1,567,398	1,567,398	1,567,398	1,567,398	3.99		09-12-2006
12-10-2001	3,175,000	2,645,000	2,950,000	3,175,000	6.34		12-09-2006
12-10-2001	1,191,190	841,730	968,730	1,191,190	5.07		12-09-2006
04-26-2002	1,952,456	1,847,356	1,912,656	—	6.49		04-25-2007
01-02-2003	150,000	150,000	—	—	7.79		01-01-2008
05-13-2003	1,366,465	1,346,665	—	—	5.94		05-12-2008
05-13-2003	324,350	324,350	—	—	7.43		05-12-2008
08-01-2003	10,000	10,000	—	—	6.09		07-31-2008

Total	15,154,949	12,902,879	11,825,744	10,679,188

In 2003, no management options issued in 1999, 2000, 2001, 2002 or 2003 were exercised. In 2003, 773,680 management options issued in 1999, 2000, 2001, 2002 or 2003 forfeited.

MANAGEMENT AND EMPLOYEE OPTION PLANS

Summary of stock option activity under all option plans excluding SARs and the out of the money options of tandem option plans is as follows:

	Options outstanding
	Number of shares	Weighted average exercise price per share in euro
Balance at January 1, 2001	8,821,304	32.78
Options granted	26,659,388	7.73
Options exercised	-196,840	15.90
Options expired	—	—
Options forfeited	-301,010	19.14
Balance at January 1, 2002	34,982,842	13.92
Options granted	4,075,456	5.81
Options exercised	-424,280	15.43
Options expired	-22,800	15.43
Options forfeited	-4,684,335	7.85
Balance at January 1, 2003	33,926,883	13.78
Options granted	4,101,565	6.13
Options exercised	—	—
Options expired	-1,085,260	22.78
Options forfeited	-2,167,712	16.91
Balance at December 31, 2003	34,775,476	12.32

The total of options exercisable at the end of the year are:

	Options exercisable
	Number of shares	Weighted average exercise price per share in euro

2001	8,758,180	15.82
2002	9,184,136	14.05
2003	11,926,763	21.18

The weighted average fair values and weighted average exercise prices per share at the date of grant for options granted were as follows:

	Years ended December 31,
In euro	2003	2002	2001
Weighted average fair value of options granted with exercise prices equal to the market value of the stock at the date of grant	3.19	2.91	4.47
Weighted average exercise price of options granted with exercise prices equal to the market value of the stock at the date of grant	5.94	5.19	7.56
Weighted average fair value of options granted with exercise prices above the market value of the stock at the date of grant	2.91	2.64	2.48
Weighted average exercise price of options granted with exercise prices above the market value of the stock at the date of grant	7.54	6.49	6.02

The fair value of each option is estimated at the date of grant using a binomial model with the following weighted average assumptions:

	2003	2002	2001
Risk-free interest rate	2.8%	4.5%	4.3%
Expected dividend	0%	0%	0%
Option lives	3.8 years	3.8 years	3.8 years
Expected volatility	71.1%	72.7%	73.2%

The following table summarizes information about options outstanding at December 31, 2003:

	Options outstanding			Options exercisable
Range of exercise price in euro	Number of shares	Weighted average remaining contractual life (in years)	Weighted average exercise price per share in euro	Number of shares	Weighted average exercise price per share in euro
3.99 – 7.79	23,309,684	3.24	5.45	6,031,071	6.39
14.71 – 24.78	8,974,680	0.58	17.78	3,404,580	20.86
57.43	2,491,112	1.33	57.43	2,491,112	57.43
Total	34,775,476	2.65	12.35	11,926,763	21.18

MANAGEMENT STOCK APPRECIATION RIGHTS

Summary of stock appreciation right (SAR) activity under all plans is as follows:

	SARs outstanding
	Number of SARs	Weighted average exercise price per SAR in euro
Balance at January 1, 2001	1,582,500	57.43
SARs forfeited	-108,750	57.43

Balance at January 1, 2002	1,473,750	57.43
SARs forfeited	-120,000	57.43

Balance at January 1, 2003	1,353,750	57.43
SARs forfeited	-70,500	57.43

Balance at December 31, 2003	1,283,250	57.43

No additional SARs were granted in 2001, 2002 and 2003. All SARs are exercisable from April 28, 2003, expire on April 27, 2005 and have an exercise price per SAR of EUR 57.43. No SARs were exercised in 2003.

The SARs were granted in 2000 with an exercise price equal to the market value of the stock at the date of grant. The fair value at the date of grant was EUR 26.47.

TANDEM PLANS

Tandem plans grant options to employees with two components, in one plan the out of the money options and at the money options and in another plan the out of the money options and stock appreciation right.  Exercising one kind of the options cancels the other.

Options that are part of a tandem option plan and are not disclosed in the foregoing are as follows:

	Number of shares	Weighted average exercise price per share in euro
Balance at January 1, 2001	1,582,500	71.84
Options granted	2,169,300	18.40
Options forfeited	-263,400	40.46

Balance at January 1, 2002	3,488,400	40.98
Options forfeited	-233,800	45.83

Balance at January 1, 2003	3,254,600	40.63
Options forfeited	-185,400	38.72

Balance at December 31, 2003	3,069,200	40.74

These options were excluded from the above disclosures and from the calculation of compensation expenses as management does not believe these components of the tandem grants are most likely to be exercised.

EMPLOYEE SHARE OPTION PLAN

The number of employee share options outstanding as of December 31, 2003, as well as the exercise price in euro, are shown in the following table:

Issue date	Number of options issued	Expiration date	Number of options outstanding as of December 31, 2003	Exercise price in euro
01-04-1999	2,834,200	01-03-2004	2,345,800	21.25
04-28-2000	2,908,224	04-27-2005	2,491,112	57.43
05-03-2001	3,741,750	05-02-2006	3,741,750	14.71
12-10-2001	14,715,350	12-09-2006	10,203,435	5.07
04-26-2002	2,123,000	04-25-2007	2,123,000	5.19
05-13-2003	2,250,750	05-12-2008	2,250,750	5.94
Total	28,573,274		23,155,847

In 2003, no employee share options were exercised (2002: nil). In 2003, 1,453,972 employee share options forfeited (2002: 3,963,455).

[4] Depreciation, amortization and impairments

Amounts in millions of euro	2003	2002	2001

Intangible fixed assets	413	7,685	15,344
Property, plant and equipment	2,225	2,567	2,473
Total depreciation, amortization and impairments	2,638	10,252	17,817
Reversal of impairment of intangible fixed assets	–103	—	—
Total	2,535	10,252	17,817

Amortization of intangible fixed assets relates to goodwill and licenses. Depreciation relates to property, plant and equipment. Impairments relate to goodwill, licenses and property, plant and equipment.

IMPAIRMENTS ON GOODWILL AND LICENSES (INCLUDING REVERSALS)

Amounts in millions of euro	2003	2002	2001

Goodwill E-Plus	—	1,427	13,701
Goodwill BASE	—	425	—
Licenses E-Plus	—	5,216	—
Licenses BASE	-103	196	—
Goodwill KPNQwest	—	31	—
Goodwill Ceský Telecom	—	—	182
Goodwill Hutchison 3G UK	—	—	135
Goodwill PanTel	—	—	57
Goodwill within SNT	38	—	—
Goodwill within Xantic	46	—	—
Other	15	—	38
Total	-4	7,295	14,113

DEPRECIATION AND IMPAIRMENTS OF PROPERTY, PLANT AND EQUIPMENT

Amounts in millions of euro	2003	2002	2001

By category:
Land and buildings	141	149	166
Plant and equipment	1,787	1,969	1,830
Other tangible fixed assets	297	449	477
Total	2,225	2,567	2,473

By nature:
Ordinary depreciation	2,101	2,257	2,277
Impairments	124	310	196
Total	2,225	2,567	2,473

Various impairment charges totaling EUR 124 million were recognized in 2003. These impairments resulted from updated business cases and retirements of certain assets. Included in the impairment charge of 2003 is an amount of EUR 42 million of certain assets in Business Solutions.

In 2002, various impairment charges totaling EUR 310 million were recognized resulting from impairments and retirements of assets purchased from KPNQwest (EUR 93 million), the fixed assets of KPN Belgium (EUR 100 million) and other fixed assets.

In 2001, impairment charges totaling EUR 196 million were recorded in all divisions resulting from impairments because of retirements and updated business cases resulting in lower values.

[5] Other operating expenses

In 2003, other operating expenses included a net addition of EUR 35 million to the restructuring provision, a loss of EUR 5 million on the sale of the French SNT activities, a write-down of EUR 6 million of short-term receivables at Business Solutions and a refund of EUR 33 million of the total capital tax of EUR 77 million on the conversion of shareholder loans in 2002 based on the agreement with the tax authorities.

In 2002, other operating expenses included a net addition of EUR 77 million to the restructuring provision, a capital tax expense of EUR 77 million resulting from the conversion of outstanding shareholders loans from KPN into KPN Mobile equity, a book loss of EUR 68 million on the sale of KPN Netwerk Bouw, a write-down of certain assets held for sale and inventories of EUR 53 million and a provision of EUR 47 million for settlement and issues related to KPNQwest and charges related to KPN Belgium.

In 2001, a charge of EUR 676 million for the costs associated with the restructuring in the Netherlands and a charge of EUR 29 million relating to the termination of Planet Internet Germany were included under Other operating expenses.

COST OF RESEARCH

Cost of research is included in Other operating expenses and amounted to EUR 23 million in 2003 (2002: EUR 32 million; 2001: EUR 46 million).

[6] Interest and similar income

Amounts in millions of euro	2003	2002	2001

Interest	67	220	287
Dividend distributed by eircom	—	—	7
Exchange rate differences	—	—	3
Total	67	220	297

[7] Release exchange right

On March 13, 2002, BellSouth exercised its exchange right. BellSouth received 234.7 million KPN shares in exchange for its 22.51% interest in E-Plus. Consequently, the final valuation of the exchange right was known before the 2001 financial statements were finalized. For this reason, the exchange right as of December 31, 2001 was valued at its settlement value of EUR 712 million. The difference between the original valuation of EUR 7,560 million and the settlement value of EUR 712 million, amounting to EUR 6,848 million, was released in the 2001 Statement of Income.

[8] Interest and similar expenses

Amounts in millions of euro	2003	2002	2001

Interest on debts	876	1,359	1,576
Interest added to provisions	42	35	18
Devaluation of marketable securities in eircom	—	—	63
Devaluation of loans	—	—	20
Exchange rate differences	11	4	—
Total	929	1,398	1,677

In 2003, the costs associated with early redemptions of several loans amounted to EUR 69 million (2002: EUR 120 million) and are included in the interest on debts.

Capitalized interest in 2003 amounted to EUR 21 million (2002: EUR 20 million; 2001: EUR 38 million).  In 2003, we have used an interest rate of 6.0%.

[9] Tax on profit or loss

The tax benefit on the profit before tax amounted to EUR 257 million in 2003 (2002: tax charge of EUR 983 million on loss before tax; 2001: tax charge of EUR 11 million on loss before tax).

The effective tax rate in 2003 amounted to –11.4% (2002: –14.5%; 2001: –0.1%).

In 2003, the tax charge was influenced significantly by the agreement reached with the Dutch tax authorities. This agreement resulted in a tax benefit of EUR 1,080 million, being a tax benefit at Koninklijke KPN of EUR 2,105 million and a tax charge at KPN Mobile of EUR 1,025 million.

For Dutch tax purposes, Koninklijke KPN (owner of the majority of KPN’s fixed activities) and KPN Mobile are separate fiscal unities and therefore different taxpayers. In February 2001, we finalized the legal restructuring of our activities in Germany, which resulted in a German partnership structure that is transparent for German corporate income tax purposes and in consequence constitutes a permanent establishment of KPN Mobile for German tax purposes, covering all of KPN Mobile’s German operations, including its 77.49% interest in E-Plus. On March 13, 2002, Bellsouth exercised its exchange right and Koninklijke KPN acquired the remaining 22.51% interest in E-Plus.

In December 2002, we restructured our Mobile activities in order to arrive at a more transparent financial structure and to strengthen KPN Mobile’s financial position. This financial restructuring consisted of various steps under which Koninklijke KPN converted EUR 14 billion of outstanding shareholder loans into 7 billion newly issued ordinary KPN Mobile shares with a nominal value of EUR 2 per share. In addition, Koninklijke KPN sold its EUR 2.2 billion shareholder loans in E-Plus to KPN Mobile for an amount of EUR 0.6 billion. Subsequently, the financial restructuring led to a capital injection in E-Plus of EUR 1.9 billion, and E-Plus repaid its project financing for the same amount.

The tax consequences of the legal and financial restructuring have been discussed with the Dutch tax authorities. This resulted in an agreement. The key elements of the agreement can be summarized as follows:

•     Upon conversion of the EUR 14 billion shareholder loans, Koninklijke KPN realized a loss for tax purposes of EUR 6 billion, which can be used to offset profits of 2002 and 2003. The remaining fiscal loss can be carried forward indefinitely to shelter future taxable profits of Koninklijke KPN. KPN Mobile must recognize a corresponding taxable gain of EUR 6 billion.

•      The German partnership structure of E-Plus is transparent for Dutch tax purposes and, as a consequence, KPN Mobile is deemed to carry on business in Germany through a permanent establishment.

•      The interest accruals on the shareholder loans to E-Plus are ignored for Dutch tax purposes. For KPN Mobile EUR 500 million of related interest expense on the loan to Koninklijke KPN is not tax deductible in the Netherlands.

•      The fiscal losses incurred by the German permanent establishment were set at EUR 11.5 billion. For Dutch tax purposes, these losses can be used to offset the Dutch operating profits of KPN Mobile. Future profits of the permanent establishment will however be included in the taxable results in the Netherlands until the entire loss of the German permanent establishment has been recaptured. Thereafter profits of the German permanent establishment are exempt from Dutch taxation. For this purpose, the reversal of the loss of the permanent establishment is computed on the basis of the operating results of E-Plus before depreciation, amortization and impairments, including ‘exceptional items’ if any. Should KPN reverse impairments on intangible assets of E-Plus, a corresponding gain should be recognized for tax purposes up to a maximum of EUR 2 billion, to be included in the taxable profits of the permanent establishment in five annual installments. Finally, in the currently not anticipated event that KPN disposes of its investment in E-Plus, this could result in a taxable gain for Dutch tax purposes to the extent prior losses are not fully recaptured at that time.

Koninklijke KPN realized a taxable loss for an amount of EUR 6 billion at the end of 2002. For this carry forward loss we have recognized a deferred tax asset of EUR 2,070 million (34.5% of EUR 6 billion), since we expect to recover the taxable loss within a foreseeable time. Interest received on the loans to E-Plus is ignored for Dutch corporate income tax. Since Koninklijke KPN recorded the interest income on its loans to its German operations as taxable income in the past, EUR 35 million tax benefits have been recorded following the agreement. Based on this agreement and depending on general economic, market and business developments Koninklijke KPN expects to move into a taxpaying position not earlier than 2006.

KPN Mobile realized a taxable gain for an amount of EUR 6 billion at the end of 2002. The tax charge relating to this gain is EUR 2,070 million.

Interest received on the loans to E-Plus is ignored for Dutch corporate income tax purposes. For KPN Mobile EUR 500 million of related interest expense on the loan to Koninklijke KPN is not tax deductible in the Netherlands. This resulted in a tax charge of EUR 173 million.

Since KPN Mobile recorded the interest income on its loans to its German operations as taxable income in the past, a EUR 1,218 million release of the deferred tax liability has been recorded following the agreement.

The net effect from the agreement for KPN Mobile is a tax charge of EUR 1,025 million and a deferred tax liability for the same amount. This tax liability is deferred since the KPN Mobile gain of EUR 6 billion is offset by the EUR 11.5 billion tax losses incurred by the German branch of KPN Mobile. KPN Mobile will not pay tax as long as its accumulated fiscal losses available for future compensation, including the loss of the German branch, exceeds the taxable profits.

For the losses of the German permanent establishment available for Dutch tax purposes no deferred tax asset has been accounted for since it has no permanent character.

At December 31, 2003 the accumulated losses of the German permanent establishment for Dutch tax purposes amounted to EUR 10,658 million. Based on this agreement and depending on general economic, market and business developments KPN Mobile expects to move into a taxpaying position not earlier than 2006. Based on our current estimates we expect that approximately 70% of our deferred tax liability has to be paid within five years.

EFFECTIVE TAX RATE

Amounts in millions of euro	2003	2002	2001

Profit or loss before taxes	2,246	–6,759	–8,968

Reconciling items:
• Release exchange right	—	—	–6,848
• Tax base differences	273	–332	147
• Amortization of goodwill	75	1,414	6,406
• Foreign operations	–119	–437	–248
• Other reconciling items	–784	–39	–138
Adjusted basis of taxation	1,691	–6,153	–9,649
Statutory tax rate in the Netherlands	34.5%	34.5%	35.0%
Tax at nominal rate	–583	2,123	3,377
• Impact agreement with Dutch tax authorities	1,080	—	—
• Tax rate differences	71	618	714
• Recognition and de-recognition of prior years deferred tax assets for tax losses carried forward	87	–606	—
• De-recognition of current year deferred tax assets for tax losses carried forward	–398	–3,118	–4,102
Tax on profit or loss	257	–983	–11
Effective tax rate	–11.4	–14.5	–0.1

The reconciling item ‘Tax base differences’ relates to adjustments for non-deductibility of permanent differences, such as the partial deductibility of interest for German trade tax purposes as well as the deductibility of German trade tax for German corporate income tax purposes.

The remaining reconciling items that adjust the basis of taxation primarily relate to goodwill that is non-deductible for tax purposes and non-taxable results due to application of the participation exemption. Included in ‘Other reconciling items’ is the book gain of EUR 435 million on the sale of our Directory Services, as this gain is tax-exempt.

We have reduced the valuation allowance on the deferred tax asset for trade tax losses carried forward of E-Plus to the extent that trade tax losses can be compensated in the foreseeable future with expected trade tax profits. These expected trade tax profits are mainly the result of the limitation of the deductibility of interest caused by German tax legislation, becoming effective as from January 1, 2004. This new legislation in combination with the most recent business cases resulted in the reduction of the aforementioned valuation allowance by EUR 87 million. In calculating the valuation allowance, we took into account the new German tax loss compensation rules, which only limits the annual loss compensation.

‘De-recognition of current year deferred tax assets for tax losses carried forward’ relates primarily to corporate income tax losses of E-Plus and corporate income tax losses of BASE. As in prior years we recognized a full valuation allowance against current year losses available for compensation as a result of the uncertainties regarding the realization and the timing of settlements of the tax losses carried forward.

The reconciling item ‘Tax rate differences’ relates mainly to differences between the statutory tax rate in the Netherlands and the statutory tax rates in Germany and Belgium. The corporate income tax rate in Germany amounts to 25% and in Belgium approximately 34%. Trade tax in Germany amounts to approximately 18%.

In 2002, we set up valuation allowances for previously recognized deferred tax assets for losses carried forward at E-Plus (EUR 275 million on previously recognized deferred tax assets for trade tax losses carried forward) and BASE (EUR 331 million on previously recognized deferred tax assets for corporate tax losses carried forward) as the most recent business cases at that time resulted in uncertainties regarding the realization and the timing of settlements of the tax losses carried forward.

In 2002, ‘De-recognition of current year deferred tax assets for tax losses carried forward’ relates primarily to corporate income tax and trade tax of E-Plus and corporate income tax of BASE. We did not recognize a deferred tax asset for these tax losses carried forward as a result of the uncertainties regarding the realization and the timing of settlements of the tax losses carried forward.

In 2002, we waived EUR 300 million of our shareholder loans to KPN Belgium and BASE, resulting in a tax benefit in the Netherlands of EUR 104 million. The corresponding gains in Belgium were offset against prior years’ net operating losses and therefore did not result in a tax charge.

In 2001, we reported a reconciling item for the release of the exchange right, as this income is tax exempt. ‘De-recognition of current year deferred tax assets for tax losses carried forward’ relates primarily to German corporate income tax of E-Plus. We set up a valuation allowance for the deferred tax asset as a result of uncertainties regarding the realization and the timing of settlements of the tax losses carried forward.

RECOGNIZED TAX ASSETS AND DEFERRED TAX LIABILITIES

Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002

Differences between the valuation for financial reporting purposes and for tax purposes of:
• Provisions	–50	–73
• Property, plant and equipment	168	99
• Tax losses carried forward at Koninklijke KPN	1,659	101
• Tax losses carried forward at E-Plus	87	—
• Other differences	43	–16
Recognized tax assets	1,907	111
• Deferred tax liabilities (at KPN Mobile)	–2,096	–449
• Other deferred tax liabilities	–15	—
Recognized tax assets and liabilities	–204	–338

The deferred tax asset related to tax losses carried forward at Koninklijke KPN increased by EUR 1,558 million, which was mainly caused by the agreement with the Dutch tax authorities. This agreement resulted in a fiscal loss of EUR 6 billion at Koninklijke KPN in the year 2002. This loss has resulted in an increase of the deferred tax asset of EUR 2,070 million. Based upon the taxable results of 2002 and 2003 and prepayments of tax, Koninklijke KPN initially had recorded a current tax payable of EUR 592 million. Based upon the agreement this amount has been deducted from the deferred tax asset recognized.

The deferred tax liability at KPN Mobile increased by EUR 1,647 million, of which EUR 1,025 million was directly attributable to the agreement with the Dutch tax authorities. The remaining amount relates to deferral of Dutch income tax payable as a result of temporarily offset of profits of mobile operations in the Netherlands with losses incurred by mobile operations in Germany (E-Plus).

As this deferred tax liability related to KPN Mobile cannot be offset against the net deferred tax assets related to Koninklijke KPN N.V., this deferred tax liability is shown separately in the Balance Sheet.

The recognized deferred tax assets of EUR 1,907 million (2002: EUR 111 million) are reported under:

RECOGNIZED DEFERRED TAX ASSETS

Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002

Financial fixed assets	1,849	68
Current assets	58	43
Total recognized tax assets	1,907	111

Depending on the taxable results of Koninklijke KPN in 2004, part of the deferred tax assets relating to tax losses carried forward accounted for under ‘Financial fixed assets’ can be considered a ‘Current asset’.

TAX CHARGE ON PROFIT OR LOSS ON NORMAL OPERATIONS

Amounts in millions of euro	2003	2002	2001

Current tax	–123	186	84
Changes in deferred taxes	–134	797	–73
Taxes on profit or loss on normal operations	–257	983	11

TAX LOSSES CARRIED FORWARD AND RELATED RECOGNIZED TAX ASSETS

	Dec. 31, 2003		Dec. 31, 2002
Amounts in millions of euro	Tax losses carried forward	Recognized tax assets	Tax losses carried forward	Recognized tax assets

Koninklijke KPN corporate tax	4,993	1,659	349	101
BASE corporate tax	772	—	794	—
E-Plus trade tax	7,131	87	6,812	—
E-Plus corporate tax	25,502	—	25,681	—
Other	427	25	109	27

Total	38,825	1,771	33,745	128

Tax losses carried forward reflect our current best estimate. Note that tax losses carried forward are subject to the assessment of the tax authorities.

[10] Income from participating interests

In 2003, KPN Mobile agreed to sell its participating interest in Hutchison. The legal transfer will take place at the latest on December 31, 2007. As the sale was fixed in November 2003, the write-down of our interest to nil in 2002, has been reversed for the net selling price of EUR 119 million. Upon the sale of our 20.3% interest in Ceský Telecom we have also reversed an impairment charge of EUR 46 million.

In 2002, impairment charges of EUR 1,166 million and EUR 156 million related to Hutchison 3G UK and Ceský Telecom respectively were charged to income from participating interests. Furthermore, as a result of the bankruptcy of KPNQwest the net asset value of KPNQwest (EUR 270 million) was written down in 2002.

Other income from participating interests amounted to a loss of EUR 108 million, reflecting the inclusion of the operating losses of KPNQwest.

In 2001, an impairment charge of EUR 104 million was included in income from participating interests related to our interest in Hutchison 3G UK.

[11] Minority interests

Minority interests in 2003 represent, among other, minority stakes of NTT DoCoMo in KPN Mobile (2.16%), of Telstra in Xantic (35.0%) and various third parties in SNT (49.22%) and Pantel (24.81%). In 2003, the minority interests included the minority’s share of the impairments on goodwill within SNT (EUR 15 million) and within Xantic (EUR 12 million), the effect of the agreement with the Dutch tax authorities (EUR 23 million), the reversal of the impairment charge on UMTS licenses of BASE (EUR 2 million loss) and the recognition of the tax losses carry forward regarding E-Plus (EUR 1 million loss).

In 2002, KPN converted EUR 14 billion of its outstanding shareholder loans to KPN Mobile into equity.  As NTT DoCoMo decided not to exercise their anti-dilution rights, this resulted in a dilution of NTT DoCoMo from 15% to 2.16%, and a loss for us of EUR 104 million relating to NTT DoCoMo’s minority interest in KPN Mobile.

As the loss of KPN Mobile in 2001 exceeded the shareholders’ equity before appropriation of the result of KPN Mobile, in 2001 only EUR 1,555 million of KPN Mobile’s results could be attributed to NTT DoCoMo.

[12] Earnings per share

The following table shows the average number of subscribed ordinary shares and calculates the weighted average number of subscribed ordinary shares/weighted average number of subscribed ordinary shares taking into account the dilution effect.

Number of shares	2003	2002	2001

Weighted average number of subscribed ordinary shares issued	2,490,996,877	2,445,242,811	1,277,205,468
Treasury stock	-22,318,451	-21,321,745	-2,710,296
Weighted average number of subscribed ordinary shares outstanding	2,468,678,426	2,423,921,066	1,274,495,172
Dilution effects:
Options issued for option plans	3,116,877	442,607	3,609,054
Exchange right	—	111,158,230	104,983,370
Bonus shares	—	—	2,149,071
Convertible bonds	67,187,110	74,478,649	70,028,011
Adjustment due to loss after taxes	—	-186,079,486	-180,769,506
Weighted average number of subscribed ordinary shares outstanding including dilution effects	2,538,982,413	2,423,921,066	1,274,495,172

Due to our net loss for 2002 and 2001, the number of weighted average shares outstanding used to calculate net earnings per ordinary share on a fully diluted basis is identical to that used in the basic per share calculation as inclusion of potential common shares would be anti-dilutive.

The following table contains the basis for the earnings per share calculations:

Amounts in millions of euro	2003	2002	2001

Profit or loss after taxes	2,731	-9,542	-7,495
Adjustment: net interest expenses, convertible bond	31	N/A	N/A
Profit or loss after taxes including dilution effects	2,762	-9,542	-7,495

Notes to the Consolidated Balance Sheet

General note

For the segment information, please refer to the section titled ‘Segment Reporting’.

FIXED ASSETS

[13] Intangible fixed assets

STATEMENT OF CHANGES IN INTANGIBLE FIXED ASSETS

Amounts in millions of euro	Licenses	Goodwill	Total

Amortization rate in %	2-10	5-20

Historical cost	10,025	21,954	31,979
Accumulated amortization/impairments	-5,606	-17,470	-23,076

Balance at December 31, 2002	4,419	4,484	8,903

Changes in 2003
Investments	—	6	6
Disposals	-3	-1	-4
Changes in consolidations	1	-2	-1
Amortization	-41	-273	-314
Impairments	-15	-84	-99
Reversal of impairments	103	—	103
Exchange rate differences	-7	-4	-11
Total changes	38	-358	-320

Historical cost	9,981	21,787	31,768
Accumulated amortization/impairments	-5,524	-17,661	-23,185
Balance at December 31, 2003	4,457	4,126	8,583

LICENSES

On December 31, 2003, our licenses mainly related to mobile frequencies in Germany for EUR 3,410 million (2002: EUR 3,434 million), the Netherlands for EUR 805 million (2002: EUR 815 million) and Belgium for EUR 209 million (2002: EUR 111 million).

The total book value of our UMTS licenses amounted to EUR 3,220 million in Germany (2002: EUR 3,220 million), EUR 711 million in the Netherlands (2002: EUR 711 million) and EUR 73 million in Belgium (2002: EUR 73 million).

In 2003, we have reversed EUR 103 million of impairment charges of the GSM license as a result of positive business developments within BASE. As no services are currently offered under the UMTS licenses in Germany, the Netherlands and Belgium, we have not yet started to amortize these licenses. Amortization will be calculated according to the straight-line method and is recognized as from the date that services are actually being offered under the license. The terms of these licenses are used as amortization periods. The German UMTS license expires on March 31, 2020, while the Dutch license expires on December 31, 2016. The Belgian license expires on March 15, 2021.

Currently we anticipate starting rendering services under the UMTS licenses in Germany and the Netherlands in 2004.

When performing an impairment test on the carrying value of licenses, we estimate their recoverable amount, which is defined as the higher of an asset’s net selling price and its value in use. The methodology utilized for determining the value in use of the UMTS licenses was a variation of the Income Approach, the “Jefferson Pilot method”.

The Income Approach applies the discounted cash flow (‘DCF’) valuation. This involves the use of projections of revenues and expenses and other sources and uses of cash. Factors which form the basis for expected future financial performance include: historical growth, business plans for the asset, anticipated needs for working and fixed capital and historical and expected levels of operating profitability. In addition, the asset’s ability to generate cash flows beyond the forecast horizon is captured in the terminal value. These future cash flows and the terminal value are then discounted to the present at a rate of return that is commensurate with the asset’s inherent risk.

Within the Income Approach the “Jefferson Pilot method” attempts to isolate the income that is properly attributable to the license (i.e., apart from tangible and other identified intangible assets, and goodwill). In order to leave out goodwill elements, the “Jefferson Pilot method” assumes that the entity would hypothetically obtain a license and build a new operation with similar attributes from scratch (“greenfield”).

Our mobile operators are building their UMTS service capability on the foundation of their existing DCS networks, and would operate both at the same time for the foreseeable future. That is, the new UMTS license and network will be incremental to, not replacing, the existing DCS license and network.  As a result, the UMTS build-up model is superimposed on an existing DCS platform going business (rather than treated as a true “greenfield”).  Therefore, within the “Jefferson Pilot method”, the cash flow projections for the entire reporting units are separated into the respective DCS and UMTS businesses.

For determining the net selling price, we generally use market information and may use other methods if they appear to be appropriate given the specific facts and circumstances.

For a discussion of VAT claimed by KPN on UMTS licenses in the Netherlands (and our involvement regarding the same VAT issue in other countries), please refer to the section titled ‘Contingent Assets’.

GOODWILL

On December 31, 2003, our goodwill amounted to EUR 4,026 million for E-Plus (2002: EUR 4,270 million), EUR 28 million for BASE (2002: EUR 30 million) and EUR 72 million for other activities (2002: EUR 184 million).

Regular amortization of goodwill on E-Plus and BASE is calculated according to the straight-line method based on the estimated useful life of 20 years.  The amotization period is in line with the terms of the UMTS licenses.

When determining the value of goodwill for impairment purposes, we generally utilize the Income Approach as described under licenses.

Consideration is also given to the facts and circumstances of the situation. For example, when a buyer would be willing to pay a strategic premium to the seller because of the synergistic benefits achieved through the assimilation of the acquired reporting unit within the buyer’s portfolio. Upon completion of the DCF analysis, we have reviewed market data and information (including multiples) to check the reasonableness of the outcome.

[14] Property, plant and equipment

STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT

Amounts in millions of euro	Land and buildings	Plant and equipment	Other tangible fixed assets	Fixed assets under construction	Total

Depreciation rate in %	0-10	5-33	10-33
Historical cost	1,796	15,719	1,421	407	19,343
Accumulated depreciation/impairments	-812	-7,820	-850	—	-9,482

Balance at December 31, 2002	984	7,899	571	407	9,861
Change of accounting principles	13	53	—	—	66
Adjusted Balance at January 1, 2003	997	7,952	571	407	9,927

Changes in 2003
Additions/transfers	61	945	170	323	1,499
Disposals	-33	-14	-4	—	-51
Changes in consolidations	—	-7	-6	-4	-17
Depreciation	-103	-1,708	-290	—	-2,101
Impairments	-38	-79	-7	—	-124
Exchange rate differences	-3	-7	-3	-1	-14
Total changes	-116	-870	-140	318	-808

Historical cost	1,774	15,729	1,240	725	19,468
Accumulated depreciation/impairments	-893	-8,647	-809	—	-10,349
Balance at December 31, 2003	881	7,082	431	725	9,119

Property, plant and equipment primarily concerns assets located in the Netherlands

(2003: approx. 73%; 2002: approx. 77%) and Germany (2003: approx. 22%; 2002: approx. 18%).

The change in accounting principle as of January 1, 2003 for asset retirement obligations has resulted in an addition to Tangible fixed assets of EUR 66 million.

Included in the additions/transfers are non-cash items amounting to EUR 78 million (2002: nil). These non-cash additions relate to capitalized asset retirement obligations of EUR 30 million and dismantling obligations for assets acquired from MobilCom. No cash consideration was paid, but we took over Mobilcom’s lease and dismantling commitments. As not all sites will be integrated in our network, we estimated the amount of dismantling expenses for these sites at EUR 48 million, which amount has been capitalized as part of the costs of the sites that will be integrated.

The impairments during 2003 amounted to EUR 124 million (2002: EUR 310 million). For further details we refer to note [4].

The book value of the property, plant and equipment of which we are the beneficial owner under financial lease programs totaled EUR 68 million (2002: EUR 105 million).  For details on the financial leases, we refer to the section Financing.

We have entered into a qualified technical equipment lease arrangement, by means of which certain network equipment with a total book value at December 31, 2003 of EUR 33 million (2002: EUR 49 million) is leased to a US Owner Trust and subsequently leased back. This lease arrangement ends in 2017.

The value of property, plant and equipment under current value accounting is not significantly different than the value of these assets based on historical cost accounting.

[15] Financial fixed assets

STATEMENT OF CHANGES IN FINANCIAL FIXED ASSETS

Amounts in millions of euro	Participating interests	Loans to participating interests	Other loans	Prepayments and accrued income	Total
Balance as of December 31, 2002	901	—	103	159	1,163

Changes in 2003
Acquisitions/increases	1	11	95	—	107
Disposals	-780	—	—	—	-780
Changes in consolidations	5	8	-17	—	-4
Withdrawals/redemptions	—	—	-63	-17	-80
Income (including reversed impairments)	161	—	—	—	161
Dividend	-81	—	—	—	-81
Other changes	16	—	—	1,847	1,863
Exchange rate differences	-29	—	1	-3	-31
Total changes	-707	19	16	1,827	1,155

Balance as of December 31, 2003	194	19	119	1,986	2,318

PARTICIPATING INTERESTS

On December 31, 2003, our participating interests mainly relate to our share in Infonet Services Inc. and our participations in Eutelsat and Intelsat.

In 2003, we have sold among others our interests in Hutchison 3G UK, Ceský Telecom, UMC and our indirect interest in Inmarsat.

In September 2000, KPN Mobile acquired a 15% participating interest in Hutchison 3G UK Holdings Limited (“Hutchison 3G UK”), a UMTS license holder in the UK, for an amount of approximately EUR 1.5 billion. KPN Mobile had certain rights to management representation, as well as certain obligations to provide additional capital upon request. In 2002, Hutchison 3G UK was no longer considered a strategic participation. As a result, Hutchison 3G UK was valued against net realizable value estimated at nil.

In the spring of 2003, KPN Mobile disputed the validity of a funding call under the shareholders agreement between KPN Mobile and Hutchison Whampoa Limited (‘HWL’). The dispute was settled in November 2003. KPN Mobile and HWL agreed that HWL acquires, or procures the acquisition of, KPN Mobile’s 15% shareholding in Hutchison 3G UK for an aggregate purchase price of GBP 90 million (EUR 128 million).  Net of costs, the proceeds total EUR 119 million. For this amount, we reversed prior impairments.  GBP 60 million (EUR 87 million) was received in cash on November 7, 2003; the remaining balance of EUR 41 million, recognized as a loan, will be received in three equal installments of GBP 10 million each payable on the last day of 2005, 2006 and 2007 (the ‘Due Dates’) or earlier upon HWL’s request.

If HWL fails to pay or procures the payment of an installment of the purchase price on, or within 21 business days, of any of the Due Dates, we shall have the right to put shares to HWL (or its nominee(s)) for the then outstanding balance of the purchase price plus accrued interest thereon up to the date of payment. The put option is exercisable during the period from July 1 to December 31 in the year after the relevant Due Date. Completion of the transfer of the shares will take place on the final payment date. HWL and KPN Mobile also entered into other documents whereby, (i) the shares and related documents are placed under an escrow arrangement with an independent escrow agent who will hold the same to the order of HWL pending release in accordance with the terms of the escrow agreement; and (ii) HWL will take security, in accordance with the terms of a share mortgage, over (but not the voting rights attached to, or right to dividends arising from holding of) the shares pending completion of the transfer of the shares. KPN Mobile agreed not to exercise any voting rights on the shares during the period that they are held in escrow.

The sale of our stake in Ceský Telecom has resulted in a reversal of an impairment of EUR 46 million. In 2003, we have received dividends from Ceský Telecom for an amount of EUR 81 million.

OTHER LOANS

On December 31, 2003, our other loans include receivables on HWL (EUR 41 million), as mentioned under Participating Interests, and MobilCom (EUR 53 million).

E-Plus reached an agreement with MobilCom on the termination of their national 2.5G roaming agreement for an amount of EUR 210 million. An amount of EUR 20 million was paid in December 2002, followed by a payment of EUR 110 million in February 2003. The remainder of EUR 80 million will be received in cash in installments through 2006. Of this EUR 80 million an amount of EUR 53 million has been recognized under financial fixed assets as a loan. The short-term part of EUR 27 million is part of the current assets. France Télećom guarantees this loan.

We provided a long-term loan to Stichting Werknemersaandelen KPN/TPG, which held shares in KPN. In 2003, the Articles of Association of Stichting Werknemersaandelen KPN/TPG were amended. Further to this amendment we regained management control, obliging us to consolidate Stichting Werknemersaandelen KPN/TPG. This consolidation has resulted in a repurchase of our own shares for EUR 17 million, in exchange for giving up the remainder of the outstanding loan from us to Stichting Werknemersaandelen KPN/TPG for an equal amount. For further details we refer to the Notes to the statement of changes in shareholders’ equity.

In 2003, our loans to UMC and Vision Czech Republic were fully redeemed.

PREPAYMENTS AND ACCRUED INCOME

Prepayments and accrued income includes the long-term part of the deferred tax assets for an amount of EUR 1,849 million (2002: EUR 68 million). See also Note [9], ‘Tax on profit or loss on normal operations’.

We rehedged the fixed euro rate cross-currency swap on the USD 1 billion Global Bond 2000 – 2030, which resulted in a total cash outflow of approximately EUR 313 million, of which EUR 72 million represents differences in future interest expenses. The amount of EUR 72 million has been capitalized and will be amortized to interest expense over the remaining lifetime of the Global Bond.

The current value of our financial fixed assets does not materially deviate from the book value.

CURRENT ASSETS

[16] Inventory

Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002
Work in progress	20	77
Resources, parts, tools and measuring instruments	62	84
Finished goods	82	87
Other inventory	30	20
Total inventory, gross	194	268
Allowance for obsolescence	-30	-38
Total inventory, net	164	230

[17] Receivables

Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002

Trade receivables	1,268	1,445
Deferred tax assets	58	43
Corporate taxes	61	68
Other receivables	65	45

Total	1,452	1,601

Trade receivables are stated net of an allowance of EUR 264 million for bad debts (2002: EUR 322 million).

[18] Cash and cash equivalents

Cash and cash equivalents relate to cash at bank and in hand, as well as temporarily employed cash equivalents with an original term of less than three months.

Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002

Cash equivalents with an original term of less than three months	1,562	2,429
Cash at bank	276	226
Cash in hand	1	2

Total	1,839	2,657

Cash and cash equivalents at December 31, 2003 are denominated in euro (97%), US dollar (2%) and other currencies (1%).

At December 31, 2003, our total outstanding bank guarantees amounted to EUR 116 million (2002: EUR 190 million).

GROUP EQUITY

[19] Shareholders’ equity

For a breakdown of shareholders’ equity, please refer to the Statement of Changes in Shareholders’ Equity and the separate section titled ‘Movements in Shareholders’ equity’.

[20] Minority interests

Amounts in millions of euro	2003	2002

Balance as of year-end 2002	272	184

Result for the year	-67	100
Exchange rate differences	-9	-12
Balance as of year-end 2003	196	272

This item pertains in particular to minority shareholdings in KPN Mobile, Xantic, SNT and PanTel.

NTT DoCoMo’s share in KPN Mobile diluted from 15% to 2.16% as a consequence of the conversion in December 2002 of EUR 14 billion shareholder loans from KPN to KPN Mobile. This conversion resulted in a loss for us of EUR 104 million in 2002.

PROVISIONS

[21] Pension provisions

Amounts in millions of euro	Early retirement	Restructuring and redundancy	Other	Total
Balance as of December 31, 2000	351	75	9	435
Withdrawals	-52	-21	-5	-78
Additions	45	491	3	539
Interest	14	3	1	18
Releases	-50	-1	—	-51
Changes in consolidation	-4	—	—	-4
Balance as of December 31, 2001	304	547	8	859
Withdrawals	-59	-73	-2	-134
Additions	80	—	5	85
Interest	12	22	1	35
Releases	—	-35	—	-35
Changes in consolidation	1	—	—	1
Balance as of December 31, 2002	338	461	12	811
Withdrawals	-73	-88	-1	-162
Additions	83	59	3	145
Interest	14	21	—	35
Releases	—	-14	—	-14
Changes in consolidation	-1	—	—	-1
Balance as of December 31, 2003	361	439	14	814

Pension provisions are based on actuarial principles and stated at net present value, using an average discount rate of 4.5% (2002: 4.5%).  Of these provisions, EUR 101 million has a term of less than one year, of which EUR 26 million relates to the provision for early retirement, EUR 74 million to the restructuring and voluntary departures and EUR 1 million to other provisions. Of these provisions, an amount of EUR 413 million has a term longer than one year but less than 5 years. The remaining portion has a term longer than 5 years.

The provision for early retirement relates to commitments by virtue of pre-pension payments and commitments by virtue of future payments to employees who wish to take early retirement.

Of the provision for restructuring and redundancy, EUR 417 million relates to the costs for employees who have voluntarily left or will leave the Company in 2004 under the Social Plan that was agreed with the trade unions and Works Council in 2001, which provides for the reduction of our workforce in the Netherlands by at most 5,280 employees. Approximately 2,300 employees of age 55 or older were offered an early retirement scheme under conditions similar to the existing early retirement plan. The release from the provision relates to employees who found a new job within KPN or elsewhere. The remainder of the provision for restructuring and redundancy relates to the entitlement to redundancy pay of employees who worked as civil servants for Netherlands Postal and Telecommunications Services (PTT) before January 1, 1989 and became redundant before January 1, 1996.

[22] Deferred tax liabilities

For information on deferred tax liabilities we refer to note [9] Taxation.

[23] Other provisions

Amounts in millions of euro	Restructuring and redundancy	Other	Total
Balance as of December 31, 2000	62	63	125
Withdrawals	-61	-1	-62
Additions	264	7	271
Releases	-15	-31	-46
Balance as of December 31, 2001	250	38	288
Withdrawals	-115	-11	-126
Additions	130	76	206
Release	-18	-30	-48
Changes in consolidations	1	16	17
Balance as of December 31, 2002	248	89	337
Change of accounting principles	—	72	72
Balance as of January 1, 2003	248	161	409
Withdrawals	-104	-13	-117
Additions	74	127	201
Interest	—	7	7
Release	-59	-23	-82
Exchange rate differences	-2	-2	-4
Balance as of December 31, 2003	157	257	414

Restructuring and redundancy provision

In 2000, the restructuring plan Vision that focused on the improvement of our infrastructure, business processes and the quality of our services was launched. The main objective of this plan was to reduce cost where possible and to enhance the efficiency of operations. One of the key elements of Vision was the reduction of the workforce by approximately 8,000 employees.

The restructuring and redundancy provision at December 31, 2001 relates to the redundancy costs associated with the Social Plan that was concluded in 2001 with the Works Council and trade unions, which provides for the reduction of our workforce in the Netherlands by at most 5,280 employees. The plan resulted in approximately 2,300 redundancies under a voluntary early retirement scheme, for which a provision was set up that is included under pension provisions as a provision for restructuring and redundancy, and 2,900 compulsory layoffs.

At the end of 2001, a restructuring provision of EUR 159 million was included for the costs related to the above-mentioned compulsory layoffs, such as severance payments, incentives and supplements to unemployment benefits, and an additional EUR 76 million for other costs associated with the restructuring, such as legal fees, termination fees and penalties for rentals and contracts with suppliers.

During 2002, approximately 1,000 redundant employees found a new job within KPN due to a higher than anticipated natural attrition rate. This led to the release of EUR 18 million from the provision for restructuring and redundancies.

In the last quarter of 2002, approximately 450 redundancies were identified at our KPN EnterCom unit under the 2001 Social Plan. During 2003, 189 have left the Company, while 273 employees were appointed elsewhere  within KPN. This resulted in a release of the provision at KPN EnterCom in 2003 of EUR 13 million.

We reached agreement with the Works Council on a voluntary personnel reduction plan in the fourth quarter of 2002. This new plan was applicable for a four-month period starting November 2002 in certain areas of KPN and provided for financial incentives for employees that voluntarily would leave KPN. During this period, no compulsory redundancies could be made in those areas covered by the Social Plan that was concluded with the trade unions and works council in 2001. In line with this new plan and due to the ongoing restructuring of operations, a number of departments and positions were appointed that would become redundant in 2003. A number of 650 redundancies were appointed at the Fixed division. A substantial part of these redundancies were employed within the Company, which led to a release of the provision of EUR 9 million.

As a result, we recognized a restructuring charge of EUR 77 million in December 2002 for the costs associated with the reductions under the 2001 Social Plan and the voluntary reduction plan for the 1,100 employees involved, and a restructuring charge of EUR 53 million for the costs associated with the significant reduction in office space, such as termination fees and penalties for rental contracts.

At the end of 2003, Xantic identified approximately 250 employees which will be made redundant the coming three years. Consequently, EUR 13 million was recognized as a restructuring provision. At SNT, 250 employees were made redundant, of which 145 will be forced to leave in the first quarter of 2004. During 2003, the further reduction in office space as a result of the restructuring continued. Due to the deteriorated real estate market for office buildings KPN was not able to find new renters for all vacant buildings. As a result, a charge of EUR 47 million was recognized in 2003.

Of the total provision for restructuring and redundancy, approximately EUR 79 million has a term of less than one year. It is anticipated that the remainder has a term of less than 5 years.

Other provisions

Other provisions relate to various risks and commitments such as asset retirement obligations, guarantees, claims and litigation and dismantling obligations for assets acquired from MobilCom. The asset retirement obligations at December 31, 2003 amount to EUR 152 million, of which EUR 62 million has a term of less than five years. The dismantling obligations for assets acquired from MobilCom amount to EUR 48 million at December 31, 2003. Most other provisions have a term of less than five years.

LONG-TERM LIABILITIES

[24] Loans

Amounts in millions of euro	Convertible subordinated	Sub- ordinated	Bonds	Zero coupon	Other (including capital lease obligations)	Total

Balance as of December 31, 2002	1,500	1,138	9,517	3	490	12,648

Short-term portion of opening balance	—	612	1,042	—	637	2,291
New loans	—	—	—	—	45	45
Redemptions	-373	-1,750	-1,774	—	-683	-4,580
Exchange rate differences	—	—	—	—	-7	-7
Other	—	—	-241	1	—	-240
Short-term portion of closing balance	—	—	-875	—	-75	-950

Balance as of December 31, 2003	1,127	—	7,669	4	407	9,207

For further details on our financing position, please refer to the section titled “Financing”.

CURRENT LIABILITIES

[25] Other debts

Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002

Short-term portion of long-term liabilities	950	2,291
Bank overdraft	2	69
Accounts payable, trade	970	990
Taxes and social security contributions	161	285
Other current liabilities	24	134
Total	2,107	3,769

The short-term portion of long-term liabilities contains, among other liabilities, the Eurobonds 1999-2004 for an amount of EUR 875 million.

[26] Accruals and deferred income

Accruals and deferred income concerns amounts received in advance for revenues that will be recognized in future years, outstanding invoices and other amounts payable.

Accruals and deferred income also contains an amount of EUR 211 million in interest payable (2002: EUR 307 million).

Notes to the Consolidated Cash Flow Statement

General principles

The Cash Flow Statement was prepared according to the indirect method. Cash flows denominated in currencies other than the euro were translated at average exchange rates. Cash flows relating to interest and taxes on profits are included in the cash flow from operating activities. The cost of newly acquired group companies and participating interests, insofar as paid for in cash, is included in the cash flow from investing activities. Cash flows resulting from group companies acquired or disposed of are disclosed separately.

[27] Net cash flow provided by/used in operating activities

In 2003, the cash flow provided by operating activities increased by EUR 112 million to EUR 4,087 million.

The cash flow from operating activities before changes in working capital improved by EUR 1,542 million compared to 2002, mainly as a result of a EUR 8,689 million increase in operating result offset by a EUR 7,717 million reduction of depreciation, amortization and impairment charges. Included in the improved operating result are the proceeds from the termination agreement with MobilCom of EUR 110 million.

Changes in working capital in 2003 had a negative contribution on cash flow from operating activities of EUR 333 million. In 2002, our strong focus on working capital reduction resulted in a positive cash flow of EUR 1,097 million.

In 2003, the net interest paid amounted to EUR 976 million including a payment of EUR 72 million representing differences in future interest expenses resulting from our rehedge of our cross-currency swaps. Net corporate taxes received in 2003 amounted to EUR 178 million. Other items included in net cash flow provided by operating activities in 2003 were dividends received from Ceský Telecom (EUR 81 million), capital tax paid related to the refinancing of KPN Mobile (EUR 77 million) and the payment in 2003 of the pension shortfall as calculated in December 2002 (EUR 52 million).

The agreement with the Dutch tax authorities has not resulted in a cash flow, however has had an effect within cash flow provided by/used in operating activities. The increase in deferred tax assets amounted to EUR 2,105 million, the increase in the provision for deferred tax liabilities amounted to EUR 1,025 million, together equaling the net effect of EUR 1,080 million on net result.

The agreement also led to a offsetting of EUR 592 million of current tax payables with deferred tax assets mentioned above, because Koninklijke KPN can use the tax-losses carried forward of EUR 6 billion to offset the current tax payable. This led to a negative change in working capital.

In 2002, cash flow from operating activities increased by EUR 1,410 million to EUR 3,975 million. The increase resulted from an improved cash flow of EUR 812 million from operating activities before changes in working capital and EUR 598 million as a result of changes in working capital. The net interest paid amounted to EUR 1,213 million and net corporate taxes received amounted to EUR 103 million.

Net cash flow from operations before changes in working capital improved by 39.3% to EUR 2,878 million in 2002. The increase in net cash flow from operations before changes in working capital reflects the improved operating results before depreciation, amortization and impairments. The lower interest expenses also led to an improved cash flow from operations before changes in working capital.

The changes in working capital improved from EUR 499 million in 2001 to EUR 1,097 million in 2002. This improvement was mainly caused by lower accounts receivables, tax refunds related to prior years and the effect of advanced billing of subscription fees by Fixed Telephony. In 2001, the net interest paid amounted to EUR 1,176 million, whereas the net corporate taxes paid amounted to EUR 123 million.

[28] Net cash flow provided by/used in investing activities

The table below is a three-year summary of our investments and additions and reconciliation to the cash flow used in investing activities:

Amount in millions of euro	2003	2002	2001

Additions to intangible fixed assets	-6	-1,270	-809
Additions to property, plant and equipment	-1,499	-1,137	-2,949
Additions to financial fixed assets	-107	-88	-407
Total investments and additions	-1,612	-2,495	-4,165
Less: non-cash items	172	1,358	103
Less: proceeds from sale of assets	1,392	802	2,398
Total cash flow provided by/used in investing activities	-48	-335	-1,664

Additions to intangible fixed assets

In 2003, investments totaled to EUR 6 million. Additions in 2002 related mainly to the (non-cash) goodwill of EUR 1,253 million arising from the acquisition of the remaining 22.51% stake in E-Plus from BellSouth in exchange for 234.7 million of our shares. In 2001, investments related primarily to the goodwill of EUR 508 million on the acquisition of the remaining 50% in BASE as well as the acquisition of a UMTS license in Belgium for EUR 150 million.

Additions to property, plant and equipment

In 2003, the additions to tangible fixed assets amounted to EUR 1,499 million (2002: EUR 1,137 million; 2001: EUR 2,949 million). This amount included non-cash items such as capitalized asset retirement obligations (EUR 30 million) and lease and dismantling obligations (EUR 48 million) relating to acquired MobilCom assets.

Additions to financial fixed assets

The additions in 2003 amounted to EUR 107 million (2002: EUR 88 million; 2001: EUR 407 million); included in the additions are amounts still to be received from Hutchison Whampoa Ltd. (EUR 41 million) and MobilCom (EUR 53 million). These additions have been adjusted for the cash flow used in investing activities.

Proceeds from sale of assets

In 2003, total proceeds from sales of assets amounted to EUR 1,392 million; these included the proceeds of the sale of our Directory Services (EUR 500 million), our interests in Ceský Telecom (EUR 570 million), Hutchison 3G UK (EUR 87 million), Inmarsat (EUR 70 million), UMC (EUR 72 million, which includes the redemption of our loan) and Vision Czech Republic (EUR 55 million) as well as the proceeds from the sale of various other assets including real estate.

In 2002, total proceeds from sales of assets amounted to EUR 802 million. These proceeds included EUR 603 million from the sale of Pannon GSM as well as the sale of various other assets, including real estate.

In 2001, total proceeds from sales of assets amounted to EUR 2,398 million relating to the disposal of non-core assets, including the sale of our interest in eircom/Eircell (EUR 1,204 million), Telkomsel (EUR 668 million), KPN Lease (EUR 161 million), fixed assets (EUR 100 million), Datacenter activities (EUR 163 million) and the sale of 10% of our shares in KPNQwest (EUR 102 million).

[29] Net cash flow provided by/used in financing activities

Amounts in millions of euro	2003		2002	2001

Net proceeds from shares issued by KPN	—		—	4,843
Shares purchased for option plans	-8		—	-98
Eurobonds	-1,628		-823	2,280
Global bonds	-387	1)	-737	—
Project financing E-Plus facility 2001	—		-1,881	1,458
Project financing E-Plus	—		—	-1,166
Floating Rate Notes	—		-3,325	-2,175
Private Notes Japan	—		—	-2,193
European Investment Bank loan	—		-227	—
(Subordinated) BellSouth loan	-1,638		-999	—
Subordinated convertible bond	-373		—	—
(Subordinated) State loans	-258		—	—
Other (net)	-561		-337	-2
Net cash flow provided by/used in financing activities	-4,853		-8,329	2,947

1) including EUR 241 million related to the rehedge of cross currency swaps

2003

In 2003, total net cash flow used in financing activities amounted to EUR 4,853 million. During 2003, financing activities consisted mainly of scheduled and early redemptions of debt.

In 2003, we repurchased 1.5 million of our outstanding shares for an amount of EUR 8 million to cover part of our obligations under our share option plans.

In accordance with our regular redemption schedule we redeemed EUR 1,042 million of the Eurobond maturing in 2003. We also redeemed early EUR 586 million of the Eurobonds maturing in 2006.

Additionally, we redeemed early EUR 146 million of the Global Bond (Euro portion) maturing in 2005. In July and September of 2003, we rehedged the swap related to the USD 1 billion Global Bond 2000 – 2030 in order to continue to protect us from currency rate risk on this bond. Because of the negative market value of the original swap, the rehedge resulted in a cash outflow of EUR 313 million. The lower USD rate in the rehedge resulted in a decrease of the euro equivalent of the Global Bond 2000 – 2030, resulting in a gross debt reduction of EUR 241 million. The remaining cash outflow of EUR 72 million represents differences in future interest expenses and is recognized as part of the net cash flow provided by/used in operating activities.

In April 2003, we redeemed early the outstanding amount of EUR 1,638 million of our Subordinated Loan Facility with BellSouth and this facility was cancelled by us. The original redemption schedule consisted of EUR 500 million payable in October 2003 and EUR 1,138 million in March 2004.

Furthermore, we redeemed early EUR 373 million of the Convertible Bond maturing in 2005.

In accordance with our regular redemption profile we also redeemed approximately EUR 258 million of our loans provided by the Dutch State in 1989.

Finally, the category other in 2003 included the redemption of EUR 386 million of our Syndicated Loan (scheduled redemption) and of the full amount of EUR 50 million drawn under the securitization program

(early redemption). In 2003, new long-term financing was limited to EUR 45 million.

2002

In 2002 we redeemed early EUR 448 million of the Eurobond maturing in 2003 and EUR 375 million of the Eurobond maturing in 2004. On our Global Bonds maturing in 2005 we redeemed early EUR 737 million.

We also redeemed early the E-Plus Project Finance maturing in 2007 for an amount of EUR 1,881 million and cancelled this facility.

Also, in 2002, we redeemed EUR 3,325 million of the Floating Rate Notes in accordance with our regular redemption schedule.

Furthermore, we redeemed early the outstanding amount of our European Investment Bank loan maturing in 2005 for an amount of EUR 181 million (in addition to a scheduled redemption on this loan for an amount of EUR 46 million).

In January 2002 we entered into an agreement with BellSouth under which BellSouth agreed to exchange its 22.51% interest in E-Plus for 234.7 million of our ordinary shares. The original shareholder loans from BellSouth to E-Plus amounting to EUR 2,154 million were assumed by Koninklijke KPN by borrowing this amount under the subordinated loan facility between BellSouth and us. In December 2002 we redeemed EUR 516 million under the loan facility with BellSouth. In February 2002, we redeemed EUR 483 million that was outstanding under the original subordinated loan agreement with BellSouth.

Finally, the category other in 2002 included redemptions of EUR 111 million of a portion of the Private Loans maturing in 2006, EUR 55 million of a portion of the Private Loans maturing in 2005, EUR 64 million of the Zero Coupon Loan maturing in 2005 and EUR 9 million of the Zero Coupon Loan maturing in 2007.

2001

In December 2001, we issued 1,020,408,163 ordinary shares at a price of EUR 4.90 per share via a public offering. Total net proceeds to us from the offering amounted to EUR 4,843 million.

In 2001, we repurchased shares for an amount of EUR 98 million to cover part of our obligations under our share option plans.

Additionally, we issued Eurobonds in two tranches: one tranche of EUR 2,000 million and one tranche of EUR 280 million (GBP 175 million).

E-Plus redeemed EUR 1,166 million of its credit facility and entered into a new EUR 2.5 billion credit facility, of which approximately EUR 1.9 billion was drawn (our 77.49% interest at the time amounted to EUR 1,458 million).

Additionally, we redeemed EUR 2,175 million of Floating Rate Notes (of which EUR 175 million was an early redemption) and approximately EUR 2.2 billion of notes, which had been privately placed in Japan.

Finally, the category other in 2001 included a drawdown on our securitization program of EUR 50 million and an early redemption of EUR 10 million on our Eurobond maturing in June 2003.

Notes to the Statement of Changes in Shareholders’ Equity

In 2003, our shareholders’ equity increased to EUR 7,163 million.  The changes in our shareholders’ equity related to the profit for the period (EUR 2,731 million), the effect resulting from changes in accounting principles (EUR -6 million), purchases of own shares (EUR - 8 million), the consolidation of Stichting Werknemersaandelen KPN/TPG (EUR -17 million),  a corporate tax effect related to Vision Networks (EUR -11 million), the reversal of the profit and loss charge related to the repricing of our management and employee options (EUR 12 million) and exchange rate differences on participating interests (EUR -46 million).

In 2002, our shareholders’ equity decreased by EUR 7,480 million to EUR 4,508 million at December 31, 2002. Major changes in our shareholders’ equity were related to the loss for the period (EUR 9,542 million), the positive effect of the share issue to BellSouth resulting from the exchange agreement (EUR 1,253 million) and the effect of the consolidation of Vision Networks (EUR 745 million).

On February 24, 2000, KPN Mobile acquired a 77.49% interest in E-Plus. The acquisition price for the 77.49% interest in E-Plus amounted to EUR 19.0 billion and consisted of the following elements:

•                  a cash payment of EUR 9.1 billion by KPN to BellSouth;

•                  KPN granted BellSouth the option to exchange its remaining 22.51% interest in E-Plus into either 200,000,000 shares in KPN or 499,631,269 shares in KPN Mobile (exchange right) or, in certain circumstances, for cash. The exchange right was valued at EUR 7.6 billion in KPN’s consolidated balance sheet, being the fair market value of the exchange right at February 24, 2000. The fair market value of the exchange right was based on the expected price of the KPN shares and the discounted cash flows of KPN Mobile and E-Plus, taking into account potential volatility in prices and cash flows;

•                  KPN issued a warrant to BellSouth, allowing it to acquire 92,634,066 ordinary shares in KPN for a cash payment and/or in settlement of the outstanding amounts under the subordinated loan facility KPN agreed with BellSouth. The value of the warrant was set at EUR 2.3 billion, being the fair value of the warrant at February 24, 2000.

On January 30, 2002, KPN reached agreement with BellSouth on the exchange of their 22.51% interest in E-Plus for 234.7 million newly issued ordinary KPN shares. The transaction was completed on March 13, 2002.

The share price prevailing at the date of closing of the transaction was EUR 5.34 per share, resulting in a total value of EUR 1,253 million for the 234.7 million shares delivered.

The transaction with BellSouth has impacted KPN’s equity as follows:

•                  On March 13, 2002, BellSouth surrendered its existing warrant on our shares. As this was known before the 2001 financial statements were finalized an amount of EUR 2,338 million, representing the original value of the warrant held by BellSouth, was transferred from statutory and other restricted reserves to additional paid-in capital (unrestricted equity) in 2001;

•                  EUR 6,848 million was released to income; this amount is the difference between the estimated fair value of the exchange right of EUR 7,560 million on the date of issue and the value of the exchange right at settlement date. As the final valuation of the exchange right was known before the 2001 financial statements were finalized, the difference between the original valuation of EUR 7,560 million and the settlement value of EUR 712 million was released in the 2001 Statement of Income;

•                  the issue of the 234.7 million shares with a value of EUR 1,253 million was accounted for in shareholders’ equity in 2002.

On January 18, 2002, we issued 2,149,071 ordinary shares under the bonus share program that was part of the equity offering of November 2000.

In anticipation of a possible sale, in 1998 KPN demerged its cable activities to an independent entity, Vision Networks. Vision Networks was financially independent and operated without guarantees or financial support from us. We did recognize Vision Networks at cost in our financial statements.

In 2002, Vision Networks signed letters of intent with respect to the sale of its remaining interests in Poland and the Czech Republic. Consequently, the Supervisory Board of Vision Networks resigned on October 8, 2002, whereupon we, as the sole shareholder, regained financial control. We revalued our stake in Vision Networks to net asset value. This resulted in an increase of EUR 745 million in our shareholders’ equity, consisting of EUR 697 million as a consequence of the valuation at net asset value and EUR 48 million as an adjustment for corporate taxes related to Vision Networks.

[30] Subscribed capital stock

Share capital

Our authorized capital stock totals EUR 1,920,000,000, divided into 4 billion ordinary shares of EUR 0.24 each, one special share of EUR 0.48 and 3,999,999,998 Class B preferred shares of EUR 0.24. At December 31, 2003, a total of 2,490,996,876 ordinary shares had been issued, plus the special share. The Dutch State holds the special share and 19.35% of our ordinary shares as of December 31, 2003 (2002: 31.39%). The ordinary shares and Class B preferred shares carry the right to cast one vote; the special share carries the right to cast two votes. The ordinary shares are registered or payable to bearer. Shareholders may request the Company to convert their bearer shares to ordinary registered shares and vice versa. The special share is registered.

Treasury shares

Due to the demerger of TPG N.V. from our Company, the management share options and the convertible bonds for employees existing at the time of the demerger entitled the holders to both a share in KPN and a share in TPG. To cover these options and convertible bonds, a foundation was incorporated on May 29, 1998 (Stichting Werknemersaandelen KPN/TPG). This foundation covered all commitments related to these options and convertible bonds by purchasing shares.

We provided a long-term loan to Stichting Werknemersaandelen KPN/TPG, which loan was partly funded by a loan from TPG to us. Pursuant to the Articles of Association and agreements made with TPG regarding the management of Stichting Werknemersaandelen KPN/TPG and its temporary nature, the foundation was not consolidated.

In 2003, Stichting Werknemersaandelen KPN/TPG sold its remaining TPG shares. The funds were used to partly redeem the outstanding loan to us.

On December 23, 2003 the Articles of Association of Stichting Werknemersaandelen KPN/TPG were amended. Further to this amendment we regained management control, obliging us to consolidate Stichting Werknemersaandelen KPN/TPG. The KPN shares held by Stichting Werknemersaandelen KPN/TPG, were recorded as a repurchase of own shares and deducted from the other reserves for EUR 17 million, being equal to the amount of the remaining loan from us to.

Stichting Werknemersopties KPN

The options, we granted to our management and our employees as from 1998, are partially covered by another foundation (Stichting Werknemersopties KPN), which acquired 20 million of our shares in our share offering of December 2001. We provided a loan of EUR 98 million to Stichting Werknemersopties KPN to finance the purchase of these shares. Stichting Werknemersopties KPN is fully consolidated. The aforesaid amount of EUR 98 million has been deducted from Other reserves as repurchased own shares. We may use these shares to cover our liabilities under the convertible subordinated notes issued by KPN in November 2000. In the event that over 20 million options or convertible subordinated notes are exercised, we anticipate providing for shares through the issuance of new shares or the purchase of shares in the market.

TREASURY SHARES

Number of shares

Balance at January 1, 2002	21,533,885
Converted	-424,280

Balance at December 31, 2002	21,109,605
Purchased	1,500,000
Other	1,254

Balance December 31, 2003	22,610,859

[31] Additional paid-in capital

The additional paid-in capital is exempt from Dutch tax up to an amount of EUR 14,825 million (2002: EUR 14,817 million).

[32] Statutory and other restricted reserves

These reserves relate to accumulated translation differences and net profit from participating interests, which cannot be distributed freely.

Financing

Long-term debt

OUTSTANDING LONG-TERM LOANS (INCLUDING SHORT-TERM PORTION)

Amounts in millions of euro	December 31, 2003	December 31, 2002	Interest rate as of December 31, 2003
Convertible subordinated
• Convertible bond 2000-2005	1,127	1,500	3.5

Subordinated
• BellSouth	—	1,138	—

Bonds
• Eurobond 1996 - 2006	435	590	6.5
• Eurobond 1998 - 2008	1,500	1,500	4.8
• Eurobond 1999 - 2004	—	875	—
• Eurobond 2001 - 2006	1,569	2,000	7.3
• Eurobond 2001 - 2008 GBP 1)	280	280	7.9
• Global bond 2000 - 2005	659	805	6.3
• Global bond 2000 - 2005 USD 1)	333	333	6.3
• Global bond 2000 - 2010 USD 1)	2,002	2,002	7
• Global bond 2000 - 2030 USD 1)	891	1,132	Floating
	7,669	9,517

Zero coupon	4	3	8.1

Other
• Capital lease obligations	38	79	—
• Private loans	66	87	7.5
• Syndicated loan	204	204	5.0
• Other	99	120	—
	407	490

Total long-term debt (excluding short-term portion)	9,207	12,648

Short-term portion of long-term debt
• Eurobond 2000 - 2003	—	1,042	—
• Eurobond 1999 - 2004	875	—	4.0
• State Loan A and State Loan B	—	258	—
• BellSouth (subordinated)	—	500	—
• Syndicated loan	—	386	—
• Private Loans	13	14	7.5
• Capital lease obligations	45	81	—
• Other	17	10	—
Total short term portion of long-term debt	950	2,291

Bank overdraft	2	69

Total debt	10,159	15,008

1)                                      For more information on the cross-currency swaps related to our foreign currency denominated bonds, please refer to the Cross-Currency Swaps within this section.

REDEMPTION SCHEDULE OF TOTAL INTEREST-BEARING DEBT

Amounts in millions of euro	Total	Convertible subordinated	Bonds	Zero coupon	Capital lease obligations	Other

2004	952	—	875	—	45	32
2005	2,429	1,127	992	4	25	281
2006	2,067	—	2,004	—	13	50
2007	38	—	—	—	—	38
2008	1,780	—	1,780	—	—	—
2009 and subsequent years	2,893	—	2,893	—	—	—
Total	10,159	1,127	8,544	4	83	401

Convertible subordinated loan

In 2000, we issued a EUR 1.5 billion convertible subordinated bond maturing in 2005, which is subordinated to any of our outstanding indebtedness. The conversion price was set at EUR 21.42, which has been adjusted to EUR 20.14 as a consequence of the share issue in December 2001. Convertible bondholders can exchange their bonds for KPN shares until November 24, 2005. As of November 24, 2002, we are allowed to redeem the bonds early for 100% of the principal value plus accrued interest (subject to the condition that the share trades on the stock exchange for 30% above the conversion price for a period of 30 consecutive days). During 2003, we redeemed early EUR 373 million of this convertible bond.

Subordinated loan - BellSouth

In connection with BellSouth’s exercise of its exchange right in 2002, we agreed to assume EUR 2.15 billion of E-Plus’ shareholder loans (100%) from BellSouth by borrowing under the USD 3.0 billion subordinated loan facility between BellSouth and us. During 2003, we redeemed early the outstanding amount of EUR 1,638 million of this subordinated loan facility and cancelled it. The original redemption schedule consisted of EUR 500 million payable in October 2003 and EUR 1,138 million payable in March 2004.

Bonds

In 1996, we issued a Eurobond of EUR 590 million, maturing in 2006; we redeemed early EUR 155 million of this bond in 2003.

In April 2001, we issued approximately EUR 2.3 billion of Eurobonds in two tranches: one tranche of EUR 2.0 billion maturing in 2006 and one tranche of EUR 280 million (GBP 175 million) maturing in 2008. In 2003, we redeemed early EUR 431 million of the Eurobond maturing in 2006.

We issued a multi-tranche Global Bond of approximately EUR 5 billion in 2000. This bond consisted of four tranches with fixed interest (USD 750 million maturing in 2005, EUR 1 billion maturing in 2005, USD 1.75 billion maturing in 2010 and USD 1.0 billion maturing in 2030). In 2003, we redeemed early EUR 146 million of the Global bond (Euro portion) maturing in 2005.

We used a financial instrument (fixed euro rate cross-currency swap) to hedge the foreign currency exposure related to the Global bond of USD 1 billion maturing in 2030. In July and September of 2003 this swap was rehedged with various counter parties (into a floating euro rate cross-currency swap), as the original counter party had indicated that it intended to exercise its put right to terminate part of the swap transaction against market value on October 1, 2003. The lower USD rate in these rehedges resulted in a decrease of the euro equivalent of the outstanding amount of this Global bond 2000 - 2030 by EUR 241 million (from EUR 1,132 million to EUR 891 million).

Finally, in accordance with our regular redemption schedule, we redeemed EUR 1,042 million of the Eurobond maturing in 2003 (issued in 2000).

Other loans (including capital lease obligations)

As of December 31, 2003, the outstanding amount under the capital lease obligations of E-Plus and SNT amounted to EUR 83 million. The net present value of the total of these obligations amounts to EUR 79 million as of December 31, 2003.

During 2003, we redeemed early EUR 5 million of some of the Private Loans maturing in 2005 and EUR 3 million of some of the Private Loans finally maturing in 2006. In accordance with our regular redemption schedule, we also redeemed EUR 14 million of these private loans.

Furthermore, during the year we redeemed – in accordance with our regular redemption schedule – EUR 386 million of our Syndicated Loan (entered into in 1998 with a group of banks) and the outstanding amounts of our State Loans (approximately EUR 258 million). Following this, we no longer have any debt outstanding provided by the Dutch State.

As of January 22, 2003, PanTel entered into an amendment agreement to the existing EUR 80 million multi-currency facility, under which new covenants for revenues, EBITDA, capex and maximum debt are defined. We and the other shareholders have deposited the PanTel shares as a collateral to the syndicate of banks. As of December 31, 2003, the outstanding amount under the PanTel facility amounted to EUR 68 million.

Finally, in October 2003, Xantic redeemed the amounts outstanding under the USD working capital loan facility from Telstra Corporation Ltd, which facility no longer is in place. On December 31, 2003, Xantic also redeemed its shareholder loan facility with Telstra for the outstanding amount of USD 26 million.

Available financing sources in 2004

As of December 31, 2003, we had cash and cash equivalents of EUR 1,839 million. In addition to the available cash and cash equivalents, cash flows from operations and revenues from any further sales of non-core assets, we have the following financing sources available:

EUR 1.5 billion multi-currency revolving credit facility

On April 14, 2003, we renegotiated our EUR 1.5 billion credit facility to replace the EUR 1.75 billion credit facility concluded on May 17, 2002. The size of the facility has been further reduced because of our improved cash position. We have not drawn any funds under this facility. The final termination date for the renewed facility is April 14, 2006. At our discretion, the facility may be extended by one year (through April 2007), provided that we have a credit rating of at least BBB with Standard & Poor’s and at least Baa2 with Moody’s (both with a stable outlook).

The requirements under this facility with respect to our EBITDA levels have been relaxed. EBITDA is defined in the credit agreement as the results of the group (i) before taking into account extraordinary items and exceptional items, (ii) before deducting taxes, (iii) before deducting amortization of goodwill, of financing costs and of costs of acquisitions, (iv) before taking into account interest, (v) after deducting any gain and adding back any loss on disposals and revaluation of assets, (vi) before taking into account provisions against liabilities, (vii) before deducting depreciation, and (viii) after taking into account dividends and capital distributions. Our ratio of EBITDA to net interest expense is now required to be equal to or greater than 3.5:1 through December 2003, and is required to be equal to or greater than 4.0:1 thereafter. Our ratio of total consolidated net borrowings to EBITDA may not exceed 3.5:1 through December 2003, and may not exceed 3.0:1 thereafter. These requirements were met in 2003.

The facility requires that our fixed-line business remains wholly owned by us and restricts certain subsidiary borrowings.

The facility prohibits us from paying dividends in cash on KPN’s ordinary shares, unless we have a credit rating of at least BBB with Standard & Poor’s and Baa2 with Moody’s (in each case with a stable outlook). KPN’s current rating is A– with Standard & Poor’s (stable outlook) and Baa1 with Moody’s (stable outlook).

The facility no longer contains specific restrictions with respect to the early redemption of public debt or cash acquisitions. However, the facility may not be utilized for the purpose of the (early) redemption of subordinated debt.

In addition, the facility provides that we may not enter into a statutory merger (juridische fusie) without the prior consent of the lenders representing two-thirds of the facility amount.

If we fail in the future to comply with any of the covenants contained in the facility, we may be required to immediately repay any outstanding indebtedness under the facility, and we may be unable to access funding under the facility. In addition, a default under the facility may trigger defaults under other financing arrangements, requiring us to repay other indebtedness as well. Likewise, defaults under other financing arrangements may trigger defaults under this facility. The interest rate payable on drawings under the facility will be EURIBOR (or LIBOR, depending upon the currency of drawing) plus an applicable margin, which varies depending upon our long-term (unsecured) debt ratings by Standard & Poor’s and Moody’s. The margins have been improved and are determined by the average of the two ratings by the aforesaid rating agencies as follows:

Rating	Margin

A+/A1 or higher	0.45%
A/A2	0.50%
A-/A3	0.60%
BBB+/Baa1	0.80%
BBB/Baa2	1.00%
BBB-/Baa3	1.20%
Lower than BBB-/ Baa3	3.25%

Based on our current credit ratings as mentioned above, any drawings under the credit facility would currently bear interest of EURIBOR (or LIBOR, depending upon the currency of drawing) plus 0.70%, being the average of the A– (Standard & Poor’s) and the Baa1 (Moody’s) rating.

Global Medium Term Note Program

The available borrowing capacity as of December 31, 2003 under our USD 10 billion Global Medium Term Note (GMTN) program (available since April 1997) amounted to approximately EUR 3,746 million. The GMTN program contains no commitments from investors to provide funding to us.

Securitization program

We have a securitization program of receivables from retail customers with a maximum amount of EUR 200 million at our disposal (reduced by EUR 50 million compared to 2002). The program is entered into for an unlimited period of time, but can be terminated by us upon one month’s notice. Under this program, we transfer billed and unbilled receivables to a variable interest entity, whose assets and liabilities are fully consolidated. The total available amount depends on the available amount of billed and unbilled receivables. In 2003, we redeemed the EUR 50 million that was drawn under this program. Accordingly, no sums are currently drawn under the securitization program. The interest rate on this debt is approximately EURIBOR + 0.4%. If our credit rating ceases to be BB+/Ba1 or higher, the total available amount will decrease because KPN will no longer be able to sell unbilled receivables. If our credit rating ceases to be BB/Ba2 or higher, the program will be terminated.

Material Capital Resources Covenants

In addition to the restrictions mentioned above, our existing capital resources contain the following material covenants, which could trigger additional financial obligations or early redemption of the outstanding indebtedness.

Our Eurobonds 2001-2006 (EUR) and Eurobonds 2001-2008 (GBP) contain a rating step-up provision which offers each note holder a 0.375% increase in the interest rate for each notch downgrade of our unsecured long-term debt below either Baa2 by Moody’s or BBB by Standard & Poor’s, and a rating step-down provision which results in a 0.375% decrease in the interest rate for each notch upgrade (up to the initial interest rate).

Additionally, we may be required to redeem the outstanding notes early, in the event that:

(i) we consolidate with or merge into another entity (other than a merger of a subsidiary into KPN in which KPN is a continuing corporation) or convey, transfer or lease all or substantially all of our properties and assets to another person without the prior approval by the note holders; and

(ii) the rating assigned to the notes after giving effect to any such transaction is lower either than Baa3, in the case of Moody’s, or BBB–, in the case of Standard & Poor’s.

As of December 31, 2003, the total outstanding amount under these bonds amounted to EUR 1,849 million (2002: EUR 2,280 million).

In addition, many of our capital resources contain a covenant prohibiting our principal subsidiaries or the group as a whole to enter into any amalgamation, demerger, merger, corporate restructuring or reorganization if such event would have a material adverse effect on either the ability of the obligors under the facility to perform their obligations under the facility or on our business or financial condition and that of our subsidiaries taken as a whole.

Credit Rating

On June 20, 2003, Moody’s changed our credit rating from Baa2 on review for upgrade to Baa1 with a stable outlook (following an earlier upgrade by Moody’s from Baa3 to Baa2 on April 10, 2003 and a change of the outlook from stable to positive on January 22, 2003). On January 29, 2004, Standard & Poor’s raised our credit rating from BBB+ with a positive outlook to A– with a stable outlook (following an earlier adjustment from BBB with a positive outlook to BBB+ with a positive outlook on June 24, 2003 and a change of the outlook from stable to positive on March 12, 2003).

Quantitative and qualitative disclosures about market risk

GENERAL

Our Corporate Treasury department manages our market risk exposures and thereby aims to reduce our risk profile. In addition, our treasury department provides cash management and funding services to Group companies.

As a result of our international activities, we are exposed to market risk resulting from changes in foreign currency exchange rates relative to the euro. In order to reduce exposure, our treasury policy provides for the use of derivative financial instruments, including forward exchange contracts, currency swap transactions and the use of foreign exchange options. Furthermore, the treasury policy provides for the use of interest rate swaps, forward rate agreements and cross-currency interest rate swaps to manage our interest rate profile.

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

In addition to market risks arising from foreign currency and interest rate exposure, we face other risks, including legal risks, country risk and credit risk. Local management and our central legal department review legal and country risks on a case-by-case basis. The credit risk is minimized by a strict policy as to the choice of potential counter parties. Pursuant to that policy, we set strict limits for maximum positions per counter party and investment periods. Separate limits were set for counter parties with certain credit ratings, for Dutch government institutions and for a number of well-known Dutch institutions. We update these limits on a regular basis. These risks are not presented in this analysis.

FOREIGN CURRENCY EXCHANGE RATE RISK

Given our activities, we have exposure to foreign exchange rates of currencies outside the euro zone. Foreign currency exchange rate exposure mainly results from settlement of international telecommunications traffic, purchase of goods and equipment in other countries and funding denominated in other currencies.

Group companies are obliged to report foreign currency exposures to our Corporate Treasury department, which matches and manages all intercompany and external exposures. In order to reduce the exposures, and after taking account of natural hedges provided by other balance sheet items, hedges are generally applied on a full coverage basis. Non-freely convertible currencies are hedged if and when prevailing market conditions allow us to do so. It is our general policy only to consider transactional exposures of firm commitments for hedging purposes (on a case-by-case basis only anticipated transactions may also be considered); whereas translation exposures are only hedged when feasible via a natural hedge and if there are no constraints.

As of December 31, 2003 we performed a sensitivity analysis with regard to our operational foreign currency exchange exposure. The analysis included, all other things being equal, a 10% adverse change in the value of the euro compared with the currencies relevant for us as of December 31, 2003. According to this analysis, such an adverse change would not result in a material hypothetical loss on the fair value of our foreign exchange rate-sensitive exposure.

All our foreign currency denominated bonds are fully hedged with cross-currency swaps (fixed foreign exchange conversion rate and both fixed and floating interest rates) in order to cover the underlying currency exposure. See also under the section titled Cross-Currency Swaps.

INTEREST RATE RISK

We incur debt to support business operations, including capital expenditures. Our interest rate risk policy is to match funding structures with the risk profile of the underlying assets. Adjustments of the interest rate profile or lower interest rates given a certain risk profile can be achieved by use of forward rate agreements and interest rate swaps.

Excess available cash is invested in money market instruments, whereby credit risk is mitigated by strict policies on counter party limits, as mentioned above.

In 2003 we redeemed early a material part of our interest-bearing debt with a variable interest profile (i.e. the Subordinated Bellsouth Loan and the Syndicated Loan). On the other hand, we entered into a rehedge (to continue to reduce our foreign currency exposure on the USD 1 billion Global bond 2000 – 2030) consisting of a floating interest rate cross-currency swap (as opposed to a fixed interest rate on the original cross-currency swap). As a result, at December 31, 2003, 89% of interest-bearing debts are subject to fixed interest rates.

As of December 31, 2003, we carried out a sensitivity analysis with regard to our interest rate risk on interest-bearing assets and liabilities. The analysis included, without a change in circumstances, an adverse change of 100 basis points. For the debt with a variable interest profile, this analysis would hypothetically result in EUR 11 million higher interest costs for 2003 (December 31, 2002: EUR 20 million). For cash and cash equivalents, consisting of EUR 1,839 million as of December 31, 2003, this adverse change would hypothetically result in EUR 18 million higher interest income for 2003 (December 31, 2002: EUR 27 million).

The adverse change in the total interest-bearing net debt analysis would thus hypothetically result in EUR 7 million higher interest income for 2003 (2002: EUR 7 million), since the total amount of cash and cash equivalents is higher than the total amount of debt with a variable interest profile as of December 31, 2003.

Fair value of Financial Instruments

Amounts in millions of euro	Book value at Dec. 31, 2003	Fair value at Dec. 31, 2003	Book value at Dec. 31, 2002	Fair value at Dec. 31, 2002
Marketable securities and other financial interests	9	9	15	15
Interest-bearing current liabilities	952	960	2,360	2,829
Interest-bearing long-term liabilities	9,207	8,868	12,648	12,473

The book values of the financial instruments not referred to in this table do not materially differ from their fair values. Current liabilities include short-term debts to banks and short-term loans contracted with institutions other than banks.

The fair value of the interest-bearing long-term liabilities is estimated by calculating the net present value of the loans based on an estimated yield curve appropriate to the terms of the contracts in effect at the end of the year. The estimated yield curve is the interpolated zero coupon yield curve of the German Government bond plus the market credit spread for KPN.

FORWARD EXCHANGE CONTRACTS AND INTEREST RATE SWAPS

For a number of receivables and payables denominated in foreign currencies, forward exchange contracts and interest rate swaps were concluded. On December 31, 2003, 74% of the forward exchange contracts related to 2004.

Amounts in millions of euro	Contract volume 2003	Estimated market value 2003	Contract volume 2002	Estimated market value 2002
Forward exchange contracts
Term shorter than 1 year	117	7	277	4
Term longer than 1 year	41	1	—	—

Forward extra option transaction:
Term shorter than 1 year	—	—	19	1
Term longer than 1 year	—	—	—	—
Total	158	8	296	5

Interest rate swaps:
Term shorter than 1 year	—	—	386	-6
Term longer than 1 year	204	-7	204	-9
Total	204	-7	590	-15

Cross currency swaps
Term shorter than 1 year	—	—	—	—
Term longer than 1 year	3,506	-925	3,746	-490
Total	3,506	-925	3,746	-490

The estimated market value represents the amount payable or receivable in exchange for termination of the contracts as of the balance sheet date without any further obligations.

CROSS CURRENCY SWAPS

All our foreign currency denominated bonds are fully hedged with cross-currency swaps (fixed foreign exchange conversion rate and both fixed and floating interest rates) in order to cover the underlying currency exposure. Only the swaps mentioned below include break clauses (early termination option) where both our counter parties and we have the right to terminate the transaction on previously agreed settlement payment dates (PUT date). After expiry of the PUT date, early termination is possible on the same date with a certain interval (mostly one year). When early termination occurs, the parties will settle a positive or negative market value.

Upon early termination in 2003 by the counter party of the fixed euro rate cross-currency swap on the USD 1 billion Global Bond 2000 – 2030 (and in order to continue to protect us from currency rate risk), we rehedged the total amount of USD 1 billion on July 22, 2003 (USD 500 million) and on September 9, 2003 (USD 500 million) with other counter parties. The lower USD rate in the rehedge resulted in a decrease of the euro equivalent of the Global Bond 2000 – 2030, resulting in a gross debt reduction of EUR 241 million. Because of the negative market value of the original swap, the rehedge resulted in a cash outflow of approximately EUR 313 million and a net debt increase of EUR 72 million, which amount will be amortized over the remaining lifetime of the Global Bond.

The estimated negative market value below represents the amount payable in exchange for termination of the contracts on the balance sheet date without any further obligations. However, in line with our hedging policy, we aim to mitigate the exposure in the event of an early termination by rolling over the cross-currency swap.

ACTIVE CROSS-CURRENCY SWAPS WITH BREAK CLAUSE

Foreign currency	Notional amount in foreign currency (in millions)	First PUT date		Termination date of swap contract	Market value as of December 31, 2003, in millions of euro

GBP	59	April 12, 2006		April 11, 2008	-16.5
GBP	58	April 12, 2006		April 11, 2008	-17.1
GBP	58	April 12, 2006		April 11, 2008	-16.0
USD	250	October 1, 2010 for $250 million (yearly thereafter	)	October 1, 2030	-31.6
USD	250	October 1, 2010 for $250 million (every 7 years thereafter	)	October 1, 2030	-30.9
USD	500	October 1, 2008 for $500 million (yearly thereafter	)	October 1, 2030	-56.4
Total					-168.5

If we had not hedged our exposure via cross-currency swaps, the bonds denominated in foreign currency would have been valued against the currency rates on the balance sheet date. In that case, the USD and GBP bond book values would have been valued as follows:

Bond	Bond book value against hedge rate as of December 31, 2003, in millions of euro	Bond book value against currency rates as of December 31, 2003, in millions of euro
Global Bond 2000-2005 USD	333	226
Eurobond 2001-2008 GBP	280	248
Global Bond 2000-2010 USD	2,002	1,389
Global Bond 2000-2030 USD	891	794
Total	3,506	2,657

Commitments, contingencies and legal proceedings

COMMITMENTS

Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002

Commitments by virtue of:
• Capital expenditure commitments	266	114
• Rental contracts	1,876	1,751
• Operational lease contracts	125	103
• Guarantees	40	65
• Purchasing commitments	1,382	1,896
• Other commitments	19	54
Total	3,708	3,983

Of these commitments, EUR 1,201 million are of a short-term nature (2002: EUR 1,141 million).

EUR 283 million is due after five years (2002: EUR 998 million).

Capital expenditure commitments

Of these commitments, EUR 263 million are of a short-term nature (2002: EUR 71 million). The remaining part has a term between 1 and 5 years.

Rental and lease contracts

Of these commitments, EUR 335 million are of a short-term nature (2002: EUR 298 million).

EUR 197 million is due after five years (2002: EUR 750 million).

The costs of operating leases (including rental charges) in 2003 totaled EUR 189 million (2002: EUR 291 million).

These operating lease and rental commitments mainly relate to tangible fixed assets.

Guarantees

These mainly consist of concern-guarantees, in which we guarantee the financial obligations of group companies under certain contracts.

Purchasing commitments

Of these commitments, EUR 583 million are of a short-term nature (2002: EUR 708 million).

EUR 61 million is due after five years (2002: EUR 201 million).

As part of the disposal of our non-core assets we sold our Datacenter and End User Services to Atos Origin in 2001 and 2002 respectively. We have guaranteed a level of revenues to Atos Origin. The guarantees provide for a specified annual level of revenues through 2007 and require us to make up a specified portion of the shortfall in any year. In case of a shortfall with respect to the guaranteed revenue levels regarding Datacenter, we incur a penalty equal to (i) 50 % of the amount of the shortfall in 2004, and (ii) 25 % of the amount of the shortfall in each of the years 2005, 2006 and 2007.

In case of a shortfall with respect the guaranteed revenue levels regarding End User Services, we incur a penalty equal to (i) 25 % of the amount of the shortfall in 2004, and (ii) 50% of the amount of the shortfall in each of the years 2005, 2006 and 2007. The guaranteed level of revenues declines each year and the level of commitments as of December 31, 2003 amounted to EUR 771 million (2002: EUR 1,031 million).

On January 1, 2003, the Dutch Organization for Applied Scientific Research (TNO) took over KPN Valley, which encompassed our research and development activities. We have annual purchase commitments towards TNO ending December 31, 2006, which commitments decline each year. As of December 31, 2003, the commitments amount to EUR 68 million in total.

On February 13, 2003, we transferred (through our subsidiary KPN Directory Services B.V.) all of our shares in Telefoongids Media B.V. to a syndicate led by 3i Group (3i) and Veronis Suhler Stevenson (VSS) for approximately EUR 500 million cash. The core portfolio of Telefoongids Media B.V. includes commercial telephone directories in printed form and telephone directories in electronic form, like the telephone directories on CD-ROMS and on the Internet. We have a statutory obligation to make universal telephone directories available to the public in the Netherlands until one year after the date on which we notify the competent authority that we will no longer do this. Our universal telephone directory has a printed form and consists of standard listings of telephone subscribers of the various telephone operators in the Netherlands.  We agreed that our universal telephone directory shall be printed and distributed by Telefoongids Media B.V. Telefoongids Media B.V. is entitled to combine its commercial telephone directory in printed form with our directory in printed form. Our total commitments amount to EUR 126 million.

REQUIREMENTS UNDER THE UMTS LICENSE AGREEMENTS IN GERMANY, THE NETHERLANDS AND BELGIUM

Germany

On August 31, 2000, we acquired one of six UMTS licenses in Germany for EUR 8.4 billion. Under this license, the operators have rollout obligations for the UMTS networks.

In November 2003, Germany’s Regulatory Authority for Telecommunications (RegTP) commenced administrative procedures to verify satisfaction of the coverage obligations under the UMTS licenses. At the end of 2003, the mobile UMTS networks must cover 25% of the population. This obligation has been met. As of December 31, 2005, the minimum coverage requirement will increase to 50%.

The Netherlands

Along with the other operators in the Dutch mobile market (Vodafone, T-Mobile, Dutchtone and Telfort (formerly known as O2)), KPN Mobile acquired a UMTS license on August 7, 2000.

Under the license, the operators must meet certain rollout obligations for the UMTS networks. As of January 1, 2007, all built-up areas in municipalities with over 25,000 inhabitants, all main roads (car, rail and waterways) in between, all motorways to Germany and Belgium and the areas around the airports of Schiphol, Rotterdam and Maastricht should be covered at a minimum level of 144 Kb/s outdoors.

Belgium

In March 2001, the three existing operators, BASE, Proximus and Mobistar obtained UMTS licenses in the auction organized by the Belgian government. Our license was obtained upon payment of a license fee of EUR 150 million. The license contains rollout obligations, which so far have been met.

The future requirements to be met on December 31, 2005, 2006, 2007 and 2008 is a population coverage of 30%, 40%, 50% and 85%, respectively.

CONTINGENCIES

Contingent assets

At this moment, a number of European operators (including KPN) are of the opinion that the purchase prices of UMTS licenses should have included VAT and therefore KPN Mobile would be entitled to reclaim the VAT charge regarding the acquisition of the license.

We believe that the VAT amount included in the acquisition price of the UMTS license in the Netherlands amounts to EUR 106 million. Consequently, we have requested the Ministry of Economic affairs to issue a VAT invoice. A formal request in this regard has been denied.

Based on the above, we are of the opinion that the VAT amount for E-Plus and BASE exceeds EUR 1 billion. We are currently reviewing our position.

On June 25, 2003, BASE announced that it lodged a complaint against Proximus with the Brussels commercial court to end Proximus’ discrimination of non-Proximus-subscribers by forcing Proximus to lower its interconnection tariffs and also to submit the details of its exclusive contracts to the inspection of the Anti-trust Council (‘Raad voor Mededinging’). Furthermore, BASE aims to obtain a compensation for losses it suffered due to Proximus’ restrictions. In November 2003, Proximus filed its defense.

Contingent liabilities

On June 4, 2002, KPN sold 55% of its shares in KPN Netwerk Bouw B.V. (KPN’s construction unit) to VWS Telecom B.V. for EUR 13.75 million. The construction unit was renamed Volker Wessels Netwerk Bouw B.V. (‘VWNB’). VWS Telecom B.V. will acquire the remaining 45% at year-end 2004 for a purchase price between EUR 8.55 million and EUR 25.65 million. The final price will depend on various factors, including the results of VWNB in 2003 and 2004.

KPN and VWNB have entered into a Service Framework Agreement regarding the design and construction of fixed telecommunication infrastructure. KPN is required to order from VWNB 90% of its design and construction work for its fixed telecommunication infrastructure in 2003-2005. The sale agreement also contains customary representations, warranties and indemnifications. Under the agreement, KPN is to indemnify VWNB up to a maximum aggregate amount of EUR 10 million.

As part of the sale of KPN Softwarehouse to Atos Origin, KPN has given Atos Origin a guarantee that it will use the services of certain employees who were transferred to Atos Origin for a minimum number of hours per year (73.2% of their time). This guarantee ends on August 1, 2004. In the event of KPN not meeting this minimum utilization, KPN will be required to compensate Atos Origin with at most EUR 16.5 million for the period ending August 1, 2004.

Additionally, the sale agreements with Atos Origin contain customary representations, warranties and indemnifications for which KPN is liable up to a maximum aggregate amount of EUR 40 million.

KPN’s wholly owned subsidiary, KPN Satcom B.V., and Telstra Corporation Ltd. (Telstra) entered into a joint venture and a shareholder agreement regarding Xantic B.V. Under this agreement, Telstra has a put option with respect to its 35% shareholding in Xantic, which is exercisable as from May 2002. Telstra can only exercise the put option after determination of the fair market value of Xantic by an independent third party and in accordance with the joint venture and shareholder agreement. In the event the put option is exercised, KPN Satcom may purchase the shares against the determined fair market or alternatively to start a joint sale process. In the joint sale process, KPN Satcom and Telstra may jointly sell their shareholding in Xantic to a third party.

Through our subsidiary XS4ALL, we aim to offer all Dutch schools free broadband Internet access for three years, starting in 2004. We consider development of advanced learning methods driven by the latest telecommunications technologies to be of great importance to society. By making this offer, we also aim to contribute to the growth of the knowledge-driven economy in the Netherlands. A well-educated labor force is good for the long-term competitive position of the Netherlands. Similarly, it is in our interests that our future employees and customers are able to take full advantage of ICT at work and at home.

The offer is open to primary schools, secondary schools and institutes providing vocational and adult education. One of our competitors has started legal proceedings about this offer and in an interim injunction it was decided that we are not allowed to offer free broadband internet access to Dutch schools.  We have appealed this decision.

Within the scope of the sale of cable activities by Vision Networks, KPN stands surety for potential obligations towards the buyers with a maximum of EUR 363 million until June 15, 2004.

LEGAL PROCEEDINGS

We are involved in several legal proceedings, most of which are primarily related to regulatory or other ordinary course of business issues. We do not expect these proceedings to result in liabilities that have a material effect on our financial position. Where it is probable that the outcome of the legal proceedings will be unfavorable for us, and the financial outcome of these proceedings can be reliably estimated, a provision has been accounted for in the (consolidated) financial statements.

SOBI

On July 10, 2001 a writ of summons was served upon us by one of our shareholders, the corporate monitoring foundation SOBI (Stichting Onderzoek Bedrijfsinformatie, or Foundation for the Research of Business Information). SOBI has filed a claim with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal that seeks the annulment of our annual financial statements for 2000 because it believes that the accounting was incorrect with respect to the transactions with NTT DoCoMo contained therein, in which NTT DoCoMo acquired 15% of KPN Mobile; the transactions with BellSouth, in which KPN Mobile acquired a 77.49% interest in E-Plus; and the valuation of goodwill and the valuation of the UMTS licenses acquired by KPN Mobile. On November 7, 2002 the Enterprise Chamber gave an interlocutory judgment ordering KPN to prove certain items of its statement of defense.

The outcome of the Enterprise Chamber’s interlocutory judgment can be summarized as follows:

•                  The gain of EUR 2,312 million resulting from the sale of KPN’s share in KPN Mobile in the transaction with NTT DoCoMo has been correctly recorded in the profit and loss account. However, in the Enterprise Chamber’s view, the gain should have been presented on a separate line item in the profit and loss account and not as part of other operating revenues. KPN disagrees with this view and accordingly did not change the presentation in its financial statements.

•                  The fair value of the warrant and exchange rights that were granted to BellSouth as part of the acquisition of a 77.49% interest in E-Plus has been correctly treated as part of the acquisition price on February 24, 2000. However, in the Enterprise Chamber’s view the exchange right should have been presented in the balance sheet as part of shareholders’ equity rather than as a hybrid form of equity and debt. KPN disagrees with this view and accordingly did not change the presentation in its financial statements.

•                  The Enterprise Chamber stated that, for determining whether there is an impairment on goodwill or intangible fixed assets (UMTS licenses), KPN should not have compared the sum of the undiscounted cash flows to the book value of the assets concerned. KPN disagrees with this view and believes that there is no impairment on either of the dates of acquisition of E-Plus and the UMTS licenses and as of December 31, 2000.

•                  The Enterprise Chamber stated that more insight should have been given in the valuation methodology of both the exchange rights and the warrant. KPN believes that the disclosure was adequate.

We provided written evidence to defend our views on November 28, 2002. In addition, we provided witnesses for testimony at the Enterprise Chamber to further support these views. The witnesses were heard between March and May 2003. At the end of January 2004 we had our second pleading. A final judgment by the Enterprise Chamber is expected in the spring of 2004. This judgment will be subject to appeal before the Supreme Court of the Netherlands. While we do not believe that there is any merit to SOBI’s claim, a judgment in SOBI’s favor could lead to other claims or consequences, including restatement of our accounts that could harm our results and financial condition.

KPNQwest

We are involved in a legal proceeding with a consortium of banks to which KPNQwest has transferred claims against us for a total amount of approximately EUR 21 million. While we believe that we are entitled to set off a portion of this amount against claims we had against KPNQwest, a judgment in favor of this bank could lead to a cash payment by us.

On January 9, 2004, KPN was named as a defendant in an amended class action complaint in an action pending in the United States District Court for the Southern District of New York brought by former shareholders of KPNQwest (the “KPNQwest Securities Action”). The KPNQwest Securities Action originally was filed against a former officer of KPNQwest. The amended complaint added several additional defendants, including, among others, KPN and three current and former officers of KPN who had served on the Supervisory Board of KPNQwest. The amended complaint alleges that, from the time of its initial public offering in November 1999 through April 24, 2002, KPNQwest overstated its reported revenues and profits by entering into capacity swap transactions with third parties, including Qwest and Global Crossing, and improperly accounting for those transactions. The amended complaint seeks to hold KPN liable both as a direct participant in the alleged fraud and as an alleged controlling person of KPNQwest based on its ownership of KPNQwest stock and ability to appoint certain members of the KPNQwest Supervisory Board. KPN was served with the amended complaint on February 26, 2004.

WorldCom

Towards the end of 1999, WorldCom lodged a complaint with the European Commission against what it called the excessively high interconnection prices being charged by KPN Mobile and other operators. In March 2002, KPN Mobile received a statement of objections from the European Commission in which it reached the preliminary conclusion that we have abused our position of power, among other things by discriminating in relation to the conditions for direct interconnection and setting unfair prices resulting in a margin squeeze between mobile terminating access and certain services offered to business customers. KPN Mobile has provided arguments that refute the preliminary analysis. In the autumn of 2002 the Commission asked for further information. It is unclear when the Commission will take a final stand, but the Commission may ultimately require KPN Mobile to lower its interconnection prices and could impose a penalty upon us of up to 10% of our sales in the year preceding the year that the Commission has taken a final stand.

Dealer Commissions

After an investigation into the reduction of subsidies to mobile handset retailers by the mobile phone operators in the Netherlands, including KPN Mobile, the Dutch Anti-trust Authority (NMa) concluded that all five mobile operators had coordinated a decrease of the commissions to their distributors and a decrease of the handset subsidy for prepaid subscriptions. On December 30, 2002, NMa fined KPN Mobile for EUR 31.3 million. KPN Mobile has objected to the decision and in particular to the disproportionate level of the fine.

BT Ignite

KPN is engaged in a dispute with BT Ignite on the level of call termination fees that KPN owes for handling telephone calls from KPN’s fixed network terminating on the networks of this operator. OPTA ruled that this operator might set its own fees, provided that these are reasonable. A consequence of this ruling is that KPN must pay this operator for services KPN had to purchase from it in the past and can no longer pass on this amount to end-users for telephone calls that terminate on their network. We have lodged an appeal.

Related party transactions

Our material related party transactions, including our material intra-group agreements, are briefly summarized below.

Agreements with KPN Mobile on the use of our intellectual property rights

As part of the demerger of our mobile activities to KPN Mobile in 1999, we and KPN Mobile entered into three agreements on the use by KPN Mobile of certain registered and unregistered trademarks, trade names, patents and other designs and know-how that relate to its mobile telecommunications services. For efficiency reasons, all future trademarks will be registered in our name, but KPN Mobile can at all times instruct us to request registration on its behalf.

Relationship with NTT DoCoMo regarding KPN Mobile

In August 2000, KPN Mobile issued new shares to NTT DoCoMo as a result of which NTT DoCoMo held a 15% interest in KPN Mobile. In December 2002 we financially restructured KPN Mobile, which resulted in NTT DoCoMo’s interest being diluted to 2.16%. As a result, NTT DoCoMo lost all its minority protection rights, being (i) the right to make a binding nomination to appoint nominees to the Supervisory Board of KPN Mobile; (ii) the right of access to KPN Mobile’s management, facilities and business information; (iii) the right to sell shares in KPN Mobile together with us (‘tag-along right’); (iv) the right to maintain its relative shareholding upon the occurrence of a dilutive event (‘top-up right’); and (v) the right of first refusal.

A standstill restriction on NTT DoCoMo is not terminated, which prohibits NTT DoCoMo, until August 2, 2004, to acquire shares in us without our prior written consent, or to acquire shares in KPN Mobile which represent more than 15% of the total number of votes exercisable at a General Meeting of KPN Mobile’s Shareholders, without KPN Mobile’s prior written consent. We, KPN Mobile and NTT DoCoMo remain parties to a registration rights agreement we entered into on August 2, 2000, pursuant to which NTT DoCoMo may require KPN Mobile, subject to various limitations and conditions, to take all necessary steps to effect the registration of all or a specified number of NTT DoCoMo’s shareholdings in KPN Mobile so that such shares can be publicly sold in the United States of America and listed in the Netherlands (if not already listed).

License agreement on the use of i-mode type technology and i-mode trademarks between KPN Mobile and NTT DoCoMo

On November 7, 2001, KPN Mobile entered into a license agreement with NTT DoCoMo for the use of i-mode type technology and i-mode trademarks within the Netherlands and Belgium. The licensed technology includes all new versions and releases of the licensed technology during the term of the agreement which are (i) solely owned by NTT DoCoMo (or which NTT DoCoMo has the right to license); (ii) compatible with UMTS standards; and (iii) are launched by NTT DoCoMo in Japan or licensed to any other mobile operator or service provider for use in Europe.

The license agreement is for a period of ten years, ending December 31, 2011. Either party may terminate the agreement if the other party commits a material breach of the agreement, if the other party is declared bankrupt or if the shareholder agreement between KPN Mobile and NTT DoCoMo is terminated. In addition, NTT DoCoMo may terminate the agreement (i) if KPN Mobile disputes either the validity of the trademarks or NTT DoCoMo’s ownership of them; (ii) at any time subsequent to NTT DoCoMo owning less than 7.5% of the shares in KPN Mobile;(iii) at any time subsequent to the date on which we both cease to hold the single largest voting interest in KPN Mobile and (other than in connection with a takeover by us of, or merger with, a third party (whether a legal or statutory merger or anything which is similar in commercial substance thereto)) cease to hold the C Share of KPN Mobile;

and (iv) following a change of control in KPN Mobile. Upon termination, KPN Mobile may still use the licensed technology for a period of three years and the licensed trademark for a period of 15 months.

Use of the i-mode technology is non-exclusive. The use of the i-mode trademarks is exclusive in that NTT DoCoMo has agreed not to license such marks to other mobile operators or to portal service providers for mobile portals in the Netherlands and Belgium.

KPN Mobile and NTT DoCoMo have agreed that further developments of the i-mode technology will be co-owned between the parties if such developments are the result of cooperation between the parties, either because confidential information of either party was used or because employees of both parties were involved in the further development.

Royalties for the license are calculated on the basis of revenue streams generated by i-mode type services.

License agreement on the use of i-mode technology and i-mode trademarks between E-Plus and NTT DoCoMo

On February 18, 2002, E-Plus and NTT DoCoMo entered into a license agreement for the use of i-mode technology and i-mode trademarks. This license agreement is based on, but in some respects deviates from, the license agreement entered into between KPN Mobile and NTT DoCoMo on November 7, 2001. In addition to any of the reasons for termination included in the KPN Mobile-NTT DoCoMo license agreement, NTT DoCoMo may terminate the E-Plus-NTT DoCoMo license agreement at any time subsequent to the date of a change of control in E-Plus. Following the dilution of NTT DoCoMo’s share in KPN Mobile to 2.16%, during a period of 6 months following the dilution on December 18, 2002, NTT DoCoMo was also entitled to terminate the E-Plus license agreement. This term elapsed without NTT DoCoMo terminating the license agreement. Upon termination, E-Plus may still use the licensed technology for a period of three years and the licensed trademarks for a period of 15 months.

License agreement on the use of DoJa technology between KPN Mobile and NTT DoCoMo and between E-Plus and NTT DoCoMo

In December 2002, we entered into a license agreement with NTT DoCoMo for the use and distribution of DoJa technology. DoJa technology is a proprietary Java variant developed by Docomo and Sun. This software allows for the implementation of applications (games, banking services) on mobile handsets.

Service provider agreement between KPN Mobile The Netherlands and Albert Heijn B.V.

On October 22, 2002, KPN Mobile The Netherlands entered into an agreement with Albert Heijn B.V., a wholly owned subsidiary of Royal Ahold N.V., pursuant to which Albert Heijn provides prepaid services on KPN Mobile’s network. KPN Mobile provides certain support services, including prepaid billing of Albert Heijn’s customers. The agreement was entered into for an indefinite term with a minimum of two years. Mr. Eustace, one of our Supervisory Board members, served in 2003 as the interim CFO of Royal Ahold N.V. The agreement was entered into in the ordinary course of business and on an at arm’s length basis.

Joint venture agreement between KPN Telecom and Schiphol Group N.V.

In 1992, KPN Telecom entered into a joint venture with Schiphol Group N.V. and KLM, which, after KLM’s withdrawal in 2001, became a 50/50 joint venture between KPN Telecom and Schiphol Group N.V. for an indefinite period. Under the terms of this joint venture, Schiphol Telematics provides Information Technology and Communication services to parties located on the Schiphol Airport site. KPN Telecom supplies services to Schiphol Telematics. One of the members of our Supervisory Board, Ms. Van Lier Lels, serves as the Chief Operating Officer of Schiphol Group N.V.  The agreement was entered into in the ordinary course of business and on an at arm’s length basis.

Framework agreement between E-Plus and DaimlerChrysler AG

On October 10, 1999, E-Plus entered into a framework agreement with DaimlerChrysler AG (DC) concerning the sale and supply of terminal devices and accessories, as well as the supply of mobile telecommunication services on the E-Plus network. Related to this framework agreement, DC and agreed third party beneficiaries of DC (i.e. debis) are entitled to conclude individual agreements. A total of 224 mobile telephone cards have currently been registered for DC and beneficiaries of DC. The framework agreement is for an unlimited period. One of the members of our Supervisory Board, Mr. Bischoff, was a member of the Board of Management of DaimlerChrysler AG. The agreement was entered into in the ordinary course of business and on an at arm’s length basis.

Framework agreement between E-Plus and Toll Collect

On April 1, 2003, E-Plus entered into an open-ended framework agreement with the Toll Collect consortium, applying for the introduction of highway tolls. Toll Collect consists of DaimlerChrysler AG (DC), Deutsche Telekom AG and Cofiroute SA. The subject matter of the framework agreement is the sale and supply of terminal devices and accessories, as well as the supply of mobile telecommunication services on the E-Plus network from E-Plus to Toll Collect. A total of 29,300 mobile telephone cards have currently been provided to Toll Collect. The aforementioned framework agreement may be superseded by a global project agreement, which is currently under negotiation between Toll Collect and E-Plus. One of the members of our Supervisory Board, Mr. Bischoff, was a member of the Board of Management of DaimlerChrysler AG. The agreement was entered into in the ordinary course of business and on an at arm’s length basis.

Agreements related to TKP B.V.

As per January 1, 2003, KPN and TPG N.V. sold to Aegon Nederland N.V. our interest in the 50:50 joint venture TKP B.V. TKP handles the pension administration of our pension funds. Our pension funds and TKP have entered into administration agreements with a five-year term, starting January 1, 2003. One of the members of our Supervisory Board, Mr. Streppel, is a member of the Board of Management of Aegon N.V., the holding company of Aegon Nederland N.V. The agreement was entered into in the ordinary course of business and on an at arm’s length basis.

Agreements related to the sale of Netwerk Bouw

On July 31, 2002 we sold 55% of our shares of KPN Netwerk Bouw B.V. (our construction unit) to VWS Telecom B.V. for EUR 13.75 million. The construction unit was subsequently renamed Volker Wessels Netwerk Bouw B.V. (VWNB). We expect that VWS Telecom B.V. will acquire the remaining 45% at year-end 2004 for a purchase price between EUR 8.55 million and EUR 25.65 million. The final price will depend on various factors, including the results of VWNB in 2003 and 2004.

KPN and VWNB have entered into a service framework agreement regarding the design and construction of fixed telecommunication infrastructure. We are required to order from VWNB 90% of our design and construction work in 2003-2005 for our fixed telecommunication infrastructure.

Cooperation agreement between KPN Telecom, Infonet Nederland and Infonet Services Corporation

We have entered into a cooperation agreement and a Sales representative sign-up agreement with Infonet Services Corporation (ISC), in which we have a 17.7% shareholding. We are authorized by ISC to sell Infonet services under the conditions of the Infonet Sales Representative Agreement of December 27, 1989 between ISC and Infonet Nederland B.V.  to entities located in areas in which Infonet Nederland then has the right to sell Infonet services. ISC has notified Infonet Nederland B.V. that it has determined not to renew the Infonet Sales Representative Agreement of December 27, 1989. Therefore, the Sales Representative Agreement of December 27, 1989 will terminate at

December 27, 2004. As from January 2003 we will not enter into any new relationship (other than ISC) for the distribution of global managed data network services that ISC provides to Infonet Nederland. We are not obliged to comply with this condition in the event that ISC is unable to provide the global managed data network services to us in conformity with our request. The cooperation agreement is for a term of three years. We are not bound by the above-mentioned restriction if (i) we are required from time to time, on an infrequent basis, to contract non-Infonet provided global managed data network services to comply with customer contracts; or (ii) we acquire a company or business or establish a joint venture which provides global managed network services.

AGREEMENT BETWEEN KPN MOBILE AND SENDO HOLDING PLC

On April 25, 2002, KPN Mobile and Sendo Holding Plc entered into a supply agreement concerning the supply by Sendo of mobile phones to KPN Mobile.  One of the members of our Supervisory Board, Mr. D.G. Eustace, is Chairman of the board of Sendo. The agreement was entered into in the ordinary course of business and on an at arm's length basis.

Segment Reporting

In 2003, our three segments contained the two divisions Fixed and Mobile and Other activities.

Fixed division

Our Fixed division comprises Fixed Networks and Business Solutions.

Fixed Networks

This comprises domestic, fixed-to-mobile and outbound international telephony traffic on KPN’s fixed Dutch network for both residential and business customers (Fixed Telephony business unit). KPN also offers wholesale traffic, or services to other telecommunications operators. This mainly concerns domestic access and interconnect services and international network access (Carrier Services business unit). Internet and media activities (Consumer Internet and Media Services, or CIMS), Fixed network operations and the external distribution and kpn.com sales channels are also part of Fixed Networks. Lastly, Fixed Networks comprises KPN’s 50.78% participating interest in SNT, a call center company listed on Euronext (Amsterdam).

Business Solutions

This comprises transmission services (including leased lines), IP services (such as DSL and private network services), Integrated Solutions and managed application services. Customers are mainly large business customers, other telecommunications operators and independent service providers. Business Solutions also comprises the distribution channel for sales to the business market (KPN Sales).

In 2002, KPN formed a new business unit for international data/IP services, called KPN EuroRings, which commenced activities in 2003. The data activities of KPN Belgium were sold in January 2003.

Mobile division

This division comprises our mobile activities in Germany, the Netherlands and Belgium. Since the end of 2002, KPN owns 97.84% of KPN Mobile N.V.

Other activities

Other activities mainly comprise activities other than those of the Fixed and Mobile division including various international participations, such as our 65.0% interest in the satellite communications company Xantic. Furthermore, it comprises the activities of KPN EnterCom (business communication solutions) and the retail distribution channel (Primafoons and business centers). The results of KPN Services (general services) and Corporate Center (headquarters) are also included in Other activities.

During 2003, a number of other activities were sold, such as Telefoongids Media, Český Telecom and Xantic’s participation in Inmarsat.

INCOME STATEMENT ITEMS

TOTAL OPERATING REVENUES

Amounts in millions of euro	2003	2002	2001

Fixed	7,399	7,376	7,320
Mobile	5,379	5,312	4,673
Other activities	1,364	1,264	2,148
Inter-division revenues	-1,235	-1,168	-1,282
Total	12,907	12,784	12,859

There were no major customers, which represent a significant part of operating revenues.

TOTAL OPERATING REVENUES BY GEOGRAPHICAL AREA

	2003	2003	2002	2002	2001	2001
	Netherlands	International	Netherlands	International	Netherlands	International
Fixed	97%	3%	97%	3%	98%	2%
Mobile	44%	56%	48%	52%	52%	48%
Other activities	91%	9%	92%	8%	81%	19%
Total	76%	24%	76%	24%	78%	22%

The basis for geographical determination is the location of the entity providing the service. The international revenues of the Mobile division mainly relate to Germany.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT CHARGES

Amounts in millions of euro	2003	2002	2001

Fixed	1,374	1,632	1,505
Mobile 1)	948	8,367	15,617
Other activities	213	253	695
Total	2,535	10,252	17,817

1)     In 2003, the depreciation, amortization and impairment charges within the Mobile division include the reversal of an impairment of EUR 103 million.

IMPAIRMENTS ON GOODWILL AND LICENSES

Amounts in millions of euro	2003	2002	2001

Fixed	38	—	10
Mobile 1)	-103	7,264	13,843
Other activities	61	31	260
Total	-4	7,295	14,113

1) In 2003, impairments on goodwill and licenses consist of the reversal of an impairment of EUR 103 million.

OPERATING PROFIT OR LOSS

Amounts in millions of euro	2003	2002	2001

Fixed	1,713	995	515
Mobile	1,047	-6,254	-14,130
Other activities	348	-322	-821
Total	3,108	-5,581	-14,436

INCOME FROM PARTICIPATING INTERESTS

Amounts in millions of euro	2003	2002	2001

Fixed	—	—	—
Mobile	121	-1,169	-87
Other activities	40	-531	6
Total	161	-1,700	-81

BALANCE SHEET ITEMS

LICENSES

Amounts in millions of euro	2003	2002

Fixed	2	2
Mobile	4,424	4,360
Other activities	31	57
Total	4,457	4,419

GOODWILL

Amounts in millions of euro	Fixed	Mobile	Other activities	Total

Balance as at December 31, 2000	94	19,960	458	20,512
Investments	74	544	22	640
Disposals	—	-194	-37	-231
Changes in consolidations	—	—	-17	-17
Amortization	-33	-1,125	-10	-1,168
Impairments	-9	-13,843	-261	-14,113
Balance as at December 31, 2001	126	5,342	155	5,623
Investments	10	1,253	4	1,267
Disposals	—	-137	—	-137
Changes in consolidations	3	—	—	3
Amortization	-38	-286	-4	-328
Impairments	—	-1,852	-31	-1,883
Exchange rate differences / Other	—	-20	-41	-61
Balance as at December 31, 2002	101	4,300	83	4,484
Investments	6	—	—	6
Disposals	—	—	-1	-1
Changes in consolidations	—	—	-2	-2
Amortization	-21	-245	-7	-273
Impairments	-38	—	-46	-84
Exchange rate differences / Other	—	—	-4	-4
Balance as at December 31, 2003	48	4,055	23	4,126

The following table sets forth the accumulated impairments at year-end:

Amounts in millions of euro	Fixed	Mobile	Other activities	Total
2001	-9	-13,843	-261	-14,113
2002	-9	-15,687	-288	-15,984
2003	—	-15,552	-141	-15,693

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Amounts in millions of euro	2003	2002

Fixed	532	558
Mobile	914	519
Other activities	53	60
Total	1,499	1,137

KPN’s additions to property, plant and equipment in the Fixed division mainly comprise additions in the Netherlands. In our Mobile division, 70% (2002: 62%) of our additions were in Germany and 11% (2002: 28%) in Belgium.

PARTICIPATING INTERESTS

Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002

Fixed	6	6
Mobile	1	36
Other activities	187	859
Total	194	901

TOTAL ASSETS

Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002

Fixed	7,168	8,151
Mobile	13,321	12,977
Other activities	3,636	4,033
Total	24,125	25,161

NUMBER OF EMPLOYEES

AVERAGE NUMBER OF FULL-TIME EQUIVALENTS

	2003	2002	2001

Fixed	19,245	23,871	23,924
Mobile	5,869	6,617	6,916
Other activities	6,153	9,707	14,880
Total	31,267	40,195	45,720

NUMBER OF EMPLOYEES AT END OF PERIOD

	2003	2002	2001

Fixed	20,479	24,441	28,005
Mobile	6,111	6,051	7,388
Other activities	6,146	7,626	13,728
Total	32,736	38,118	49,121

Information on US GAAP

INTRODUCTION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP), which varies in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The main differences arise in the following areas:

•                  goodwill and other long-lived assets;

•                  accounting for business combinations;

•                  restructuring;

•                  pension and other post-retirement benefits;

•                  revenue recognition;

•                  BellSouth’s exchange right;

•                  capitalization of interest charges for UMTS licenses.

The following statements summarize the adjustments to our profit after taxes and total shareholders’ equity that would have to be made if we were to report under US GAAP.

RECONCILIATION OF PROFIT OR LOSS AFTER TAXES TO US GAAP

Note	Amounts in millions of euro	2003	2002	2001
	Profit or loss after taxes under Dutch GAAP	2,731	-9,542	-7,495
	Adjustments for:
A	• Impairment of goodwill	55	441	13,843
A	• Goodwill difference on sale of subsidiaries	-3	—	—
A	• Impairment of goodwill on transition to SFAS 142	—	-14,179	—
A	• Impairment of licenses	-7,096	5,326	—
A	• Impairment of tangible fixed assets	-23	39	—
A	• Impairment of financial fixed assets	-119	—	—
A	• Amortization of goodwill	272	328	34
B	• Amortization of brand name	-58	-54	-42
B	• Amortization of customer base	-92	-81	-64
B	• Amortization of other intangible fixed assets	-6	-6	-4
B	• Rebranding expenses	6	-34	—
C	• Employee and reorganization provisions	-7	-191	160
D	• Pension charges	41	185	61
D	• Curtailment gain	7	182	197
E	• Revenue recognition	23	126	-52
E	• Cumulative effect of adoption of EITF 00-21 on January 1, 2003	26	—	—
F	• BellSouth’s exchange right	—	-53	-5,472
G	• Capitalization of interest charges for UMTS licenses	599	627	555
H	• Derivative financial instruments	7	90	32
H	• Minority participating interests	-105	-84	181
H	• Minority interests	80	1,744	-1,892
H	• Write-down of capitalized software/software produced in-house	—	—	3
H	• Consolidation of Vision Networks Holdings B.V.	-11	62	7
H	• Investments grant to replace WIR allowances	7	6	8
H	• Self-insurance	—	—	-31
H	• Cumulative effect of adoption of SFAS 143 on January 1, 2003	-6	—	—
H	• Share based compensation expense	-22	-37	-45
H	• Other	7	—	—
	• Realized cumulative translation difference	-15	—	—
	• Tax effect of adjustments	-48	-39	-214
	Profit or loss after taxes under US GAAP	-3,750	-15,144	-230

The 2002 and 2001 reconciliation of profit or loss after tax has been restated for the retroactive adoption of SFAS 123, ‘Accounting for Stock-Based Compensation’ (SFAS 123), as discussed in note H.

PROFIT OR LOSS AFTER TAXES PER ORDINARY SHARE UNDER US GAAP

Amounts in euro	2003	2002	2001

Profit or loss after taxes per ordinary share and per ADS, basic and diluted:
- Continuing operations	-1.70	-0.43	-0.06
- Discontinued operations	0.18	0.04	-0.07
- Cumulative effect of change in accounting principle	0.01	-5.85	-0.05
- Total	-1.52	-6.25	-0.18

RECONCILIATION OF SHAREHOLDERS’ EQUITY TO US GAAP

Note	Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002

	Shareholders’ equity under Dutch GAAP	7,163	4,508

	Adjustments for:
A	• Goodwill	-734	-1,058
A	• Impairments on licenses	78	5,326
A	• Impairments on tangible fixed assets	16	39
A	• Impairment of financial fixed assets	-119	—
B	• Brand name	947	1,005
B	• Customer base	82	174
B	• Other intangible fixed assets	50	56
B	• Rebranding	-28	-34
C	• Employee and reorganization provisions	24	31
D	• Pension liabilities	-673	-721
E	• Revenue recognition	-114	-176
G	• Capitalization of interest charges for UMTS licenses	112	1,361
H	• Derivative financial instruments	-84	122
H	• Minority participating interests	-3	121
H	• Minority interests	-36	-116
H	• Foundation Stichting Werknemersaandelen KPN/TPG	—	-18
H	• Investment grants to replace WIR allowances	-33	-40
	• Deferred taxes	257	245

	Shareholders’ equity under US GAAP	6,905	10,825

In addition to the reconciliation of Dutch GAAP to US GAAP for profit after taxes, US GAAP requires that a statement of comprehensive income be presented in accordance with SFAS 130, ‘Reporting Comprehensive Income’. Comprehensive income reflects all changes in shareholders’ equity during a certain period, with the exception of payments by and distributions to shareholders.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY UNDER US GAAP

Amounts in millions of euro except for shares and per-share information

				Accumulated Other Comprehensive income or loss
	Subscribed capital stock	Additional paid-in capital	Retained earnings	Currency translation differences	Change in valuation of Infonet to market value	Derivative financial instruments (FAS 133)	Total	Total shareholder’s equity

Balance as of January 1, 2001	289	10,449	9,212	11	32	—	43	19,993

Profit or loss after taxes			-230					-230
Net current period change, net of tax of -5 for derivatives				92	-32	9	69	69
Total comprehensive income (loss), net of tax			-230	92	-32	9	69	-161
Share issue	245	4,755						5,000
Share issue cost		-158						-158
Shares purchased for option plans			-98					-98
Share based compensation expense		45						45
Dividend in shares	7	-7						—

Balance as of December 31, 2001	541	15,084	8,884	103	—	9	112	24,621

Profit or loss after taxes			-15,144					-15,144
Net current period change, net of tax of 5 for derivatives				33	—	-9	24	24
Total comprehensive income (loss), net of tax			-15,144	33	—	-9	24	-15,120
Share issue	57	1,197						1,254
Share issue cost		33						33
Share based compensation expense		37						37

Balance as of December 31, 2002	598	16,351	-6,260	136	—	—	136	10,825

Profit or loss after taxes			-3,750					-3,750
Net current period change, net of tax of 73 for derivatives				-51	-20	-140	-211	-211
Reclassifications into income				15			15	15
Total comprehensive income (loss), net of tax			-3,750	-36	-20	-140	-196	-3,946
Purchase own shares			-8					-8
Share based compensation expense		34						34

Balance as of December 31, 2003	598	16,385	-10,018	100	-20	-140	-60	6,905

RECENT US GAAP ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued FASB Interpretation 46, ‘Consolidation of Variable Interest Entities, an Interpretation of ARB 51’ (‘FIN 46’), and amended FIN 46 in December 2003. FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new VIEs created after January 31, 2003. For VIEs created prior to February 1, 2003, FIN 46 will be effective for the company as of December 31, 2004. The disclosure requirements of FIN 46 are effective for our 2003 financial statements regardless of the date the VIE was created.

We continue to have significant involvement, with certain purchasers of non-core assets, which were disposed of in the past, either through service level agreements or other certain specific guarantees. We are in the process of reviewing these arrangements to determine whether the investee is a VIE and if so, if we are the primary beneficiary. Our review of these disposed entities has not yet identified any VIEs that would require consolidation or any significant interest in a VIE that would require disclosure under FIN 46. We are also in the process of reviewing our investment portfolio, including associated companies, as well as other arrangements to determine whether we are the primary beneficiary of any VIEs. The review has not yet identified any VIEs that would require consolidation or any significant exposure to VIEs that would require disclosure.

In April 2003, the FASB issued SFAS 149, ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’ (SFAS 149). SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly and by clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The guidance in SFAS 149 was effective prospectively for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of this statement had no effect on our consolidated ﬁnancial statements.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). The statement establishes standards on how to classify and measure certain financial instruments with characteristics of both liabilities and equity and requires additional disclosures regarding alternative ways of settling instruments and the capital structure of entities, all of whose shares are mandatory redeemable. SFAS 150 does not apply to obligations under stock based arrangements if they are accounted for under APB 25, SFAS 123 or related guidance.  The provisions of SFAS 150 were effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective the first interim period beginning after June 15, 2003. However, the guidance applying to mandatorily redeemable noncontrolling interests has been deferred. We are currently assessing the impact of the adoption of this statement.

RECONCILING ITEMS AND EXPLANATION OF CERTAIN DIFFERENCES BETWEEN DUTCH GAAP AND US GAAP

A. GOODWILL AND OTHER LONG-LIVED ASSETS

Impairment of goodwill

Under Dutch GAAP, goodwill must be tested for impairment if certain indicators of impairment exist. When such indicators are identified, the impairment is determined by comparing the carrying value of goodwill with the recoverable amount of the cash-generating unit that contains the goodwill. If the recoverable amount of the cash-generating unit is less than the carrying value of the goodwill, an impairment charge is recorded for the difference.

In 2001, we recognized impairment charges under Dutch GAAP of EUR 13,843 million on the goodwill of E-Plus (EUR 13,701 million), Hutchison 3G UK (EUR 135 million) and RAM Mobile (EUR 7 million).

General economic developments, as well as the decisions of some mobile operators to cease/postpone certain activities in mid-2002, triggered a critical look at the existing business plans of the mobile activities. This resulted in new business plans, in line with the adjusted prospects. Impairment tests were performed on the carrying value of certain assets in the Mobile division, including intangible fixed assets and goodwill, which were based upon new business plans. For the purpose of the impairment tests, we calculated the recoverable value of the assets based on external valuations and discounted cash flows, being the net selling value, and compared the outcome to the carrying value of the investments. This led to impairment charges on goodwill related to E-Plus (EUR 1,427 million) and BASE (EUR 425 million) under Dutch GAAP. In addition, we recorded goodwill impairment charges on KPNQwest totaling EUR 31 million. This resulted in total goodwill impairment charges in 2002 of EUR 1,883 million under Dutch GAAP.

Under US GAAP, through the year ended December 31, 2001 an impairment review of goodwill was required only if certain indicators of impairment existed. An impairment charge was recognized if the total of the expected future undiscounted cash flows was less than the carrying amount of the goodwill. As the estimated undiscounted future cash flows exceeded the carrying value, no impairment was recognized under US GAAP for E-Plus and RAM Mobile. Our investment in Hutchison 3G UK is recorded as an equity method investment at its net asset value and is recorded at our proportionate share, and as such no impairment was recorded under US GAAP.

As of January 1, 2002, we adopted SFAS 142, ‘Goodwill and Other Intangible Assets’. SFAS 142 specifies that goodwill and other intangibles with an indefinite life are no longer amortized. Instead of amortizing goodwill over its estimated useful life, goodwill is tested for impairment on an annual basis and whenever certain triggering events are identified. SFAS 142 requires a two-step impairment test to analyze whether or not goodwill has been impaired. Step one tests for potential impairment and requires that the fair value of each identified reporting unit be compared to its carrying value. We estimate the fair value of each reporting unit using estimates based on discounted cash flows. If the fair value of the reporting unit is higher than the book value of the reporting unit, including goodwill, no impairment is recognized. If the fair value of the reporting unit is lower than the book value, step two of the goodwill impairment test must be performed. Step two measures the amount of the impairment loss, if any, through preparation of a hypothetical purchase price allocation to determine the implied fair value of goodwill. The implied fair value of goodwill is then compared to the carrying value of goodwill. If the implied fair value of goodwill is lower than the carrying value of goodwill, impairment must be recorded for the difference.

The adoption of SFAS 142 in 2002 led to an impairment charge under US GAAP of EUR 14,179 million on the goodwill of, mainly, E-Plus, which was recorded as a change of accounting principle as prescribed by SFAS 142. During 2002, we recorded additional impairment charges of EUR 1,442 million, mainly related to impairment tests required by SFAS 142 amounting to impairment charges at E-Plus (EUR 873 million) and BASE (EUR 400 million). The majority of the remaining impairment charge related to Hutchison 3G UK (EUR 135 million) and KPNQwest (EUR 31 million). The net impairment charges under US GAAP (EUR 1,442 million) were EUR 441 million less compared with Dutch GAAP (EUR 1,883 million), mainly due to the differing carrying amounts of goodwill.

In December 2003 we performed our annual impairment test as prescribed by SFAS 142 and recorded an impairment charge of EUR 29 million. Under Dutch GAAP the impairment charge on goodwill was EUR 55 million higher. This difference is primarily caused by the impairment assessment being performed at the reporting unit level under US GAAP as opposed to the cash-generating unit level under Dutch GAAP, which are not always the same.

Impairments of other long-lived assets

Under Dutch GAAP, long-lived assets must be tested for impairment if certain impairment indicators exist. When such an impairment indicator is identified, an impairment charge is recognized for the excess, if any, of the carrying value of the asset over the recoverable amount.

For US GAAP, we apply SFAS 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ (SFAS 144) in order to determine whether or not an asset is impaired. We assess the impairment of identifiable intangibles (licenses and other intangibles) and property plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Long-lived assets are tested for recoverability by comparing the undiscounted cash flows of the assets to their carrying value. If the carrying value is greater than the total of undiscounted cash flows, the amount of the impairment, if any, is taken as the difference between the carrying value of the assets compared to their fair value, estimated based on discounted cash flows.

General economic developments, as well as the decisions of some mobile operators to cease/postpone certain activities in mid-2002, triggered a critical look at the existing business plans of the mobile activities. This resulted in new business plans, in line with the adjusted prospects. Impairment tests were performed on the carrying value of the mobile network assets, mainly consisting of UMTS licenses and tangible fixed assets. Under Dutch GAAP, this led to impairment charges of EUR 5,412 million, mainly on the UMTS licenses of E-Plus and the UMTS and DCS licenses of BASE. Under US GAAP, only the UMTS license of BASE was impaired as the undiscounted cash flows of the other asset groups were greater than their carrying values.

As of December 31, 2003 the undiscounted value of the UMTS license in Germany was lower than its book value under US GAAP. This was due to an increased book value as a result of the interest capitalization as well as a lower undiscounted value compared to prior year. As already recorded under Dutch GAAP in 2002, in 2003, the UMTS license under US GAAP in Germany has been impaired to the discounted value. The test also resulted in an impairment of the related capitalized interest.

Under Dutch GAAP the impairment of our 15% shareholding in Hutchison 3G UK was reversed for EUR 119 million after the sale of this shareholding to Hutchison Whampoa Ltd. (HWL) for the same amount. Under US GAAP a reversal of an impairment is not allowed. Accounting for the income from the sale under US GAAP is also not allowed, as control as defined under US GAAP over this 15% shareholding is not transferred until the last payment by HWL is received and this 15% shareholding is released out of the escrow account in favor of HWL. Under US GAAP, the EUR 119 million is therefore excluded from the income statement.

Amortization of goodwill

The adoption of SFAS 142 as per January 1, 2002 also resulted in a reconciling item to reverse the goodwill amortization charge under Dutch GAAP, as amortization of goodwill is no longer allowed under US GAAP. In 2003 we amortized goodwill under Dutch GAAP for EUR 273 million (2002: EUR 328 million). In the Reconciliation of Profit or Loss After Taxes to US GAAP for 2003 EUR 272 million is recorded as amortization of goodwill and EUR 1 million is included in the rebranding expenses.

The following table shows the results of operations as if the non-amortization provisions of SFAS 142 were applied to 2001:

Amounts in millions of euro, except per share information	2001

Loss after tax as reported under US GAAP	–230
Add back: goodwill amortization	1,134
Adjusted profit after tax	904

Earnings per share – basic:
Profit after tax as reported under US GAAP	–0.18
Add back: goodwill amortization	0.89
Adjusted profit after tax	0.71

Earnings per share – diluted:
Profit after tax as reported under US GAAP	–0.13
Add back: goodwill amortization	0.78
Adjusted profit after tax 1)	0.64

1) Based on an increase of net income of EUR 34 million (interest convertible debt) in 2001 and a total of 1,456,654,982 shares outstanding on a weighted average basis in 2001.

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

The components of other intangible assets were as follows (in EUR millions):

		December 31, 2003		December 31, 2002
	Amortization period	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Brand name	20 years	1,139	-192	1,139	-134
Customer base	4 years	362	-280	362	-188
Other intangible fixed assets	8-14 years	70	-20	70	-14
Total		1,571	-492	1,571	-336

Amortization expense for intangible assets was EUR 156 million in 2003 (2002: EUR 141 million). Amortization expense on intangible assets is expected to be EUR 111 million for 2004, EUR 92 million for 2005, EUR 68 million for 2006, EUR 63 million for 2007 and EUR 63 million for 2008.

In 2001, as part of the purchase of the remaining 50% interest in its subsidiary BASE (formerly known as KPN Orange), we established an accrual against goodwill under Dutch GAAP for the costs associated with eliminating the Orange brand name and costs associated with the rebranding of its subsidiary as BASE. Under US GAAP, we have expensed all costs associated with the rebranding. Under Dutch GAAP this rebranding goodwill has been partially impaired in 2002. The remaining 2003 balance of Rebranding expenses under US GAAP represents the balance of goodwill under Dutch GAAP. Future amortization of this goodwill will be reversed under US GAAP.

C. REORGANIZATION AND RESTRUCTURING

Under Dutch GAAP, reorganization and restructuring provisions must be recorded for expected costs of planned reorganizations, if certain criteria are met. Under US GAAP, the specific criteria relating to the timing of communications and nature of the costs that must be met in order to record a restructuring of a provision for liabilities and costs associated with reorganization are more prescriptive than under Dutch GAAP.

At the end of 2001, KPN management approved a reorganization plan in order to reduce the Company’s workforce. In 2001 the total provision for restructuring and redundancy amounted to EUR 726 million, of which EUR 491 million was accounted for as pension provisions in the consolidated balance sheet as these costs related to the early retirement scheme for which the reorganization plan provided. The remaining EUR 235 million was accounted for as a reorganization provision in the consolidated balance sheet and related mainly to the costs of compulsory redundancies, legal and termination fees and penalties for rental contracts and contracts with suppliers.

In 2002, we recognized additional restructuring charges of EUR 130 million for additional redundancies and the reduction in office space. In addition, EUR 53 million of the restructuring provision included in the plan was released to income due to the fact that a number of redundant employees found another job within KPN.

In 2003, we recognized additional restructuring charges of EUR 133 million for additional redundancies and the reduction in office space. In addition, EUR 73 million of the restructuring provision included in the plan was released to income due to the fact that a number of redundant employees found another job within KPN.

Under US GAAP, certain elements of the reorganization provision that were recognized under Dutch GAAP did not meet the US GAAP criteria specified above. These criteria include the timing of the communication regarding the benefit arrangement to the employees involved. Furthermore, certain costs do not qualify as a reorganization provision in accordance with US GAAP. As a result, the provision under US GAAP at December 31, 2003 was EUR 24 million lower than the provision recorded under Dutch GAAP. As of December 31, 2002, the restructuring provision was EUR 31 million lower than the Dutch GAAP provision.

D. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The main Dutch Company pension plan (BPF), which is externally funded in the foundation ‘Stichting Bedrijfspensioenfonds KPN’, covers the employees who are subject to a collective labor agreement. The majority of all Dutch employees are subject to a collective labor agreement. The pension plan is a defined benefit, average pay plan with a retirement age of 62 for salaries up to EUR 45,378. Pension benefits are accrued on an annual basis of 2.0% of the pensionable base. Part of the pension may be transferred at age 62 into the spouse’s pension. In the event of the decease of the beneficiary before the age of 62, the spouse’s pension is covered by risk premiums. Furthermore, a temporary pension of 2% of the deductible amount is accrued to cover the three years before state pension commences. For salaries above EUR 45,378 a defined contribution plan is applicable.

A transitional plan exists for employees in service at April 1, 2000 and who were 35 years or older at that date. For these employees KPN guarantees a benefit of 80% (between age 45 and age 35 diminishing to 60%) of the last qualifying salary from age 62 to 65. This group of employees also receives an additional pension at age 62 based on 1.5 extra years of service. Furthermore, if an employee has served 25 years or more on April 1, 1996, early retirement starts at age 61 or after 40 years of service instead of at age 62.

The second Company pension plan (OPF) is externally funded in the foundation ‘Stichting Ondernemingspensioenfonds KPN’. It covers all employees of 25 years and older with an individual employment contract (not subject to the collective labor agreement). This pension plan is comparable to the pension plan for employees who are subject to a collective labor agreement and will therefore not be discussed separately in detail.

Only the employer contributes to both of these funds. The contribution is based upon actuarial assumptions. Furthermore, KPN has agreed to pay additional contributions to the pension fund in order to satisfy the new funding requirements of the Dutch pension authorities. The total contribution to the main pension funds amounted to EUR 161 million in 2003 of which EUR 16 million is paid by the new owners of divested entities. The contribution is estimated to be EUR 139 million in 2004 of which EUR 17 million will be paid by the new owners of divested entities. The benefits arising from the transitional plan are directly paid by KPN. These payments amounted to EUR 74 million in 2003 and are estimated at EUR 63 million for 2004. Furthermore EUR 13 million is paid to other pension plans.

The 'Stichting Bedrijfspensioenfonds KPN' and 'Stichting Ondernemingspensioenfonds KPN' manage the investment portfolio for pensions. Both pension funds have their own investment policy. The investment policy is based on a yearly asset-liability study and decided on by the board of each pension fund in consultation of investment advisers and within the boundaries given by the Regulatory Body for pension funds in the Netherlands (Pensioen- en Verzekeringskamer, or PVK). The investments are reviewed daily by the investment manager and on a quarterly basis by the board of the pension fund. When necessary the board decides on a change in the investment policy in consultation of investment advisers. The assets are carried at market value. The investment portfolio is comprised of the following:

As a%	Strategic (as from 2003)	Current, as of December 2003	Current, as of December 2002	Current, as of December 2001

Equities	35	34	28	56
Fixed income	49	54	61	34
Real estate	10	10	11	10
Other	6	2	—	—
Cash and cash equivalents	—	—	—	—
Total	100	100	100	100

The funding ratio of the pension funds (being the ratio of the fair value of the investments of our pension funds to our pension liabilities) amounts to 109.7% (2002: 106.4% and 2001: 119.3%) and 117.6% (2002: 110.2% and 2001: 130%) of liabilities for the BPF and OPF, respectively (preliminary, unaudited figures).

PENSION PROVISIONS UNDER US GAAP

The Projected Unit Credit Method was used to determine the Projected Benefit Obligation (PBO) and the Current Unit Credit Method was used to determine the Accumulated Benefit Obligation (ABO).

Curtailment

Under US GAAP, the curtailment gain as a result of the reorganization was calculated but the gain was initially taken in 2001 and partly deferred and realized in 2002 in accordance with SFAS 88, ‘Employers’ Accounting for Settlements & Curtailments of Defined Benefit Pension Plans and for Termination Benefits’ (SFAS 88). The amount in the reconciliation reflects the difference in timing of the recognition of the curtailment gain. Under US GAAP, the curtailment gain as a result of the divestments is taken at the moment of divestment. Several divestments took place in 2003 and 2002, leading to curtailment gains. For a number of divestments it was agreed to transfer the liability of the employees as per 31 December 2004. These transfers will lead to settlement results as per that date. Under Dutch GAAP, the divestments do not lead to any curtailment effects.

Pension charges

Under SFAS 87 ‘Employers’ Accounting for Pensions’ (SFAS 87), the pension charges for the years 2003, 2002 and 2001 can be broken down as follows:

Amounts in millions of euro	2003	2002	2001

Service charges	-161	-136	-155
Interest charges	-254	-249	-240
Investment yield	240	325	338
	-175	-60	-57
Depreciation transition costs	-14	-52	-51
Depreciation of prior service charges	51	59	66
Depreciation of experience gain/loss	-30	10	21
	-168	-43	-21
Defined contributions	-21	-8	-7
Employee contributions	—	—	12
Pension charges under SFAS 87 (US GAAP)	-189	-51	-16
Curtailment gain Social Plans (SFAS 88)	—	60	197
Curtailment gains divestments (SFAS 88)	7	122	—
Total pension charges/benefits under SFAS 87 and SFAS 88 (US GAAP)	-182	131	181
Pension charges under Dutch GAAP	-230	-236	-77
Supplementary pension charges/benefits under SFAS 87/SFAS 88 (US GAAP)	48	367	258

The Dutch GAAP pension charge includes an interest charge of EUR 13 million, which is included under interest charges.

Balance sheet position

The balance sheet position of KPN as of December 31, 2003 and December 31, 2002 under SFAS 87 (Funded Status) was as follows:

Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002

Accumulated Benefit Obligations	-3,805	-3,709
Projected Benefit Obligation	-4,652	-4,513
Current value of plan assets	3,592	3,156
Benefit obligation in excess of plan assets	-1,060	-1,357
Unrecognized net gain/loss	434	722
Unrecognized prior service charges	-435	-490
Unrecognized net transition asset	—	14
Pension provisions under SFAS 87 (US GAAP)	-1,061	-1,111
Pension provision under Dutch GAAP	-388	-390
Additional pension obligation under SFAS 87 (US GAAP)	-673	-721

In 2003 the adjustment for additional minimum obligation was nil (2002: nil; 2001 nil). An additional reduction of shareholders’ equity did not take place in 2003 (2002: nil; 2001: nil).

The assumptions used in this calculation are the following:

As a%	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001

Actuarial interest	5.50	5.50	5.75
Wage inflation	3.00	3.00	3.00
Price inflation	2.00	2.00	2.00
Return on investment	7.30	7.30	9.50

The decrease in the expected return on investment in 2002 is due to a change in the asset mix and a decline in the historic rates of return, which are used to derive the expected return on investment.

Projected Benefit Obligation

In 2003 and 2002 the changes in the Projected Benefit Obligation were as follows:

Amounts in millions of euro	2003	2002

Projected Benefit Obligation at beginning of year	-4,513	-4,297
Service charges	-161	-136
Interest charges	-254	-249
Other employers' contributions	-16	—
Actuarial profit	154	-53
Benefits paid	127	107
Curtailment	11	115
Projected Benefit Obligation at end of year	-4,652	-4,513

Statement of changes in plan assets
Current value of plan assets at beginning of year	3,156	3,363
Realized investment yield	336	-243
Employer’s contribution	211	143
Other employers' contributions	16	—
Contributions paid	-127	-107
Current value of plan assets at end of year	3,592	3,156

Sensitivity analysis

The table below shows the sensitivity of the net periodic pension cost over 2003 to the most important assumptions:

Amounts in millions of euro
Net periodic pension cost as reported in 2003	-182	-182
Change in assumption in percent point	+0.5	-0.5
Discount rate	-137	-235
Expected return on assets	166	199
Wage inflation	-259	-118
Price inflation	-180	-185

E. REVENUE RECOGNITION

Non-refundable connection fees are generally charged at the outset of a service contract and are recognized under Dutch GAAP upon connecting the customer to the network. Under US GAAP, for the years ended December 31, 2002 and 2001, we deferred recognition of nonrefundable connection fees and recognized these over the estimated customer relationship period in accordance with SEC Staff Accounting Bulletin No. 101, ‘Revenue Recognition in Financial Statements’ (SAB 101). During those periods, we also deferred the associated direct costs in an amount equal to or less than the amount of deferred revenues and recognized these over the estimated customer relationship period.  Any excess direct costs were expensed immediately.

As of January 1, 2003, we adopted EITF 00-21, ‘Revenue Arrangements with Multiple Deliverables’ (EITF 00-21). EITF 00-21 addresses how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration must then be allocated among the separate units of accounting based on their relative fair values. EITF 00-21 also supersedes certain guidance set forth in SAB 101. In 2003, we also adopted SAB 104, ‘Revenue Recognition’ (SAB 104), which revises or rescinds certain interpretive guidance regarding SAB 101 that was in conflict with the provisions of EITF 00-21.

Application of EITF 00-21 to multiple element arrangements with one unit of accounting and nonrefundable, up-front connection fees

For multiple element arrangements that are comprised of only one unit of accounting and include a nonrefundable, up-front connection fee, amounts representing connection fees and associated costs to the extent of the related revenues are deferred in accordance with SAB 101. Deferred connection fees and associated costs are amortized over the estimated customer relationship period. Any excess of costs over related deferred revenues is expensed immediately.

Application of EITF 00-21 to multiple element arrangements with more than one unit of accounting

Arrangement consideration received is allocated to each unit of accounting based on their relative fair values. As any nonrefundable, up-front connection fee charged does not meet the criteria of a separate unit of accounting, the additional arrangement consideration received from connection fees is allocated to the other delivered item(s) to the extent that the aggregate equipment and connection fee proceeds do not exceed the allocated fair value of the equipment. Any connection fee proceeds not allocated to the delivered equipment are deferred upon connection and recognized as service revenue over the expected customer relationship period.  Costs associated with connecting customers under multiple element arrangements with more than one unit of accounting are deferred to the extent of the related deferred revenues, if any, and amortized over the estimated customer relationship period.  Any excess of costs over related deferred revenues is expensed immediately.

The adoption under US GAAP of EITF 00-21 as of January 1, 2003 led to an after-tax cumulative effect adjustment of EUR 26 million, or EUR 0.02 per share. For the year ended December 31, 2003, under US GAAP net sales were EUR 29 million higher and related direct costs were EUR 6 million higher compared with Dutch GAAP. Prior years have not been restated. As of December 31, 2003, cumulative revenues amounting to EUR 419 million (2002: EUR 640 million; 2001: EUR 628 million) and cumulative direct costs amounting to EUR 305 million (2002: EUR 464 million; 2001: EUR 326 million) have not yet been recognized under US GAAP, decreasing equity under US GAAP by EUR 114 million as of December 31, 2003 (2002: EUR 176 million).

F. BELLSOUTH’S EXCHANGE RIGHT

Under both Dutch and US GAAP, the exchange right granted to BellSouth represented a financial instrument recorded at fair market value on acquisition date of EUR 7,560 million. Under Dutch GAAP, the value is fixed on the date of acquisition (February 24, 2000). On March 13, 2002, BellSouth exercised its exchange right. BellSouth received 234.7 million KPN shares in exchange for its 22.51% interest in E-Plus. Consequently, the final valuation of the exchange right was known before the 2001 financial statements were finalized. For this reason, the exchange right under Dutch GAAP as of December 31, 2001 was valued at its settlement value of EUR 712 million. The difference between the original valuation of EUR 7,560 million and the settlement value of EUR 712 million, amounting to EUR 6,848 million was released in the 2001 Statement of Income. US GAAP treated the exchange right as a financial instrument valued at fair market value at balance sheet date (marked to market). The fair value of the exchange right was EUR 659 million at December 31, 2001 (2000: EUR 2,035 million). This difference in fair value was resolved in 2002.

G. CAPITALIZATION OF INTEREST CHARGES FOR UMTS LICENCES

Under Dutch GAAP, the interest charges related to the financing of UMTS licenses are not capitalized but are charged to income in the period to which those interest expenses relate. Under US GAAP, interest for the financing of the UMTS licenses is capitalized so long as the rights under the license have not yet been invoked and the network continues to be actively constructed.

H. OTHER DIFFERENCES BETWEEN DUTCH GAAP AND US GAAP

Derivative financial instruments

Under Dutch GAAP, receivables and liabilities denominated in a foreign currency, including derivative contracts, are in principle carried at cost converted into euro at the exchange rates at the end of the period. Additionally, unrealized gains and losses on interest rate swaps used in hedged relationships are deferred until settlement or termination. US GAAP requires valuation of derivatives at fair value, in accordance with the requirements of SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ (SFAS 133) and SFAS 138 ‘Accounting for Certain Derivative Instruments and Hedging Activities’ (SFAS 138).

The movement in the fair value of derivatives that qualify as hedging instruments is recorded either in the Statement of Income or in Other Comprehensive Income until the hedged item is recognized in the Statement of Income.

In 2001, the cumulative effect of the initial adoption of SFAS 133 and SFAS 138 led to a charge of EUR 64 million to income before tax under US GAAP and an increase in Other Comprehensive Income of EUR 9 million after tax. Application of SFAS 133 and SFAS 138 led to a credit to income of EUR 96 million in 2001.

In 2002, application of SFAS 133 led to a credit to income of EUR 90 million before tax and a decrease of EUR 9 million after tax in other comprehensive income.

In 2003, application of SFAS 133 led to a profit before tax of EUR 7 million and a decrease of EUR 140 million after tax in other comprehensive income.

Minority participating interests

Under Dutch GAAP, we valued our 20.3% interest in Český Telecom until the sale in 2003 at the lower of net asset value or the expected net realizable value. Under US GAAP, our investment was valued as an equity investment at its proportional net asset value. At the end of 2002 the proportional net asset value in Český Telecom was EUR 117 million higher than the expected net realizable value. During 2003, we sold our interest in Český Telecom, resulting in a profit under Dutch GAAP of EUR 46 million. Under US GAAP there was a loss of EUR 71 million, therefore the result under US GAAP is EUR 117 million lower than under Dutch GAAP.

Under Dutch GAAP, our 17.7% interest in Infonet is carried at net asset value. Under US GAAP, our investment in Infonet represents an available for sale marketable security under FAS 115, ‘Accounting for Certain Investments in Debt and Equity Securities’. In accordance with FAS 115, marketable securities are marked to market at each reporting date, with the resulting unrealized gains and losses reported in Other Comprehensive Income. In 2002 and 2001, we determined that the fair value of the investment in Infonet declined by EUR 70 million and EUR 124 million, respectively, which was other than temporary. In accordance with FAS 115, declines in the market value of securities of an other than temporary nature are written down to fair value as a realized loss in the Consolidated Statement of Income.  In 2003, the decrease of EUR 20 million in value of Infonet was considered to be temporary and therefore included in Other Comprehensive Income.

In 1999, we set up a provision under Dutch GAAP of EUR 95 million related to the financial settlement of Unisource for expected future losses incurred by AUCS and guarantee commitments. This provision was not allowed under US GAAP and these costs were expensed as incurred. At December 31, 2003 the provision amounted to nil (2002: nil, 2001: EUR 83 million).

Up until 1999, we valued our interest in eircom as an equity investment. However, following the decision to sell eircom, we valued our interest in eircom at the lower of historical cost or market value (being the expected net realizable value) under Dutch GAAP. Under US GAAP, the interest in eircom continued to be valued as an equity investment. In 2001, we sold our share in eircom. Under Dutch GAAP, our investment in eircom was EUR 118 million higher than the investment under US GAAP at the date of sale. Consequently, the gain on the sale of the investment was EUR 118 million higher under US GAAP.

Minority interests

As a result of the differences between US GAAP and Dutch GAAP, there is a difference in equity and profit after taxes of certain group companies and, in cases where third parties participate, in the minority interest attributable to the participating third parties. This reconciling item is primarily related to KPN Mobile, Xantic and SNT.

Capitalized software/software produced in-house

Under Dutch GAAP, we capitalize costs incurred for software purchased and software produced in-house. Until 1998, capitalization was not allowed under US GAAP. The reconciling difference that was reported until 2001 related to the difference in accounting in the period before 1998.

Foundation Stichting werknemersaandelen KPN/TPG

Until 2003, the foundation Stichting Werknemersaandelen KPN/TPG has not been consolidated under Dutch GAAP due to its temporary nature and its legal structure. Under US GAAP, we are required to consolidate this foundation as the Company has significant ownership and control of this entity. Under US GAAP, the consolidation of this foundation led to a decrease of shareholders’ equity of EUR 18 million at December 31, 2002. As of 2003 the foundation is consolidated under Dutch GAAP, which resulted in a direct change in equity.

Vision Networks Holdings

Prior to October 8, 2002, Vision Networks Holdings B.V. was accounted for as a participating interest under Dutch GAAP and was stated at cost (EUR 18,151). Under US GAAP Vision Networks was fully consolidated and additional income was recorded in 2002 of EUR 62 million (2001: EUR 7 million). On October 8, 2002 the independent Supervisory Board of Vision Networks ceased all activities and, as a result, we gained control of Vision Networks. Subsequent to October 8, 2002, Vision Networks was fully consolidated under Dutch GAAP, which aligned the Dutch GAAP and US GAAP accounting treatment of this entity. In 2003, under Dutch GAAP EUR 11 million was directly charged to equity as it related to the period before October 8, 2002. Under US GAAP this EUR 11 million is charged in 2003 to the income statement.

Investment grants to replace WIR allowances

In 1998, under Dutch GAAP, we decided to no longer recognize the deferred investment grants in the consolidated balance sheet, which led to a release of EUR 86 million. US GAAP stipulates that these grants be added to income according to the original schedule. Accordingly, the deferred investment grant under US GAAP was EUR 33 million at December 31, 2003 (2002: EUR 40 million).

Self insurance

Under Dutch GAAP, we recognized a provision for self-insurance, which, up to and including 1999, was allocated as a multiple of the total uninsured risk. The annual addition to this provision could not exceed the portion of the insurance premium that would have been paid had the risk been insured, Since 2000, Dutch guidelines issued in 2000 disallow new formations of this provision. Provisions already existing must be reduced to nil within 5 years from the issuance of such Dutch guidelines. Such provisions are not allowed under US GAAP and result in a decrease in net income under US GAAP of nil in 2003 (2002: nil, 2001: EUR 31 million). Under Dutch GAAP, the balance of this provision was nil at December 31, 2003 (2002: nil).

Cumulative effect of adoption of SFAS 143 on January 1, 2003

With effect from January 1, 2003, we changed our accounting principle for asset retirement obligations under Dutch GAAP, in order to bring its accounting principles in line with SFAS 143 ‘Accounting for Obligations Associated with the Retirement of Long-Lived Assets’. Prior to that date, provisions for asset retirement obligations were built up during the estimated useful life of the assets concerned, using the linear method. With effect from January 1, 2003, the asset retirement costs are capitalized as part of the carrying amount of tangible fixed assets and are expensed either as depreciation costs over the estimated useful life of the asset or impairment charges. The asset retirement obligation is stated at net present value using a discount rate equal to the credit-adjusted, risk-free interest rate of the related asset.

The change in accounting principle had the following impact on our balance sheet: a provision for asset retirement obligations of EUR 72 million was recognized, an amount of EUR 66 million was added to tangible fixed assets and the remaining EUR 6 million was charged against shareholders’ equity under Dutch GAAP. Under US GAAP, the EUR 6 million must be charged to the profit and loss account as a cumulative effect of application of FAS 143 on January 1, 2003. The effect of the change in accounting principle on the Statement of Income for the year 2003 is not significant.

Technical equipment lease

During 2001, we entered into a sale and leaseback transaction of certain technical equipment in use by us. Under Dutch GAAP, the net cash received less the payment liability assumed was recognized as other operating revenues and cash received. Under US GAAP, we recognize the gross cash received and payment liabilities on the balance sheet and the net gain on the transaction is recognized as other income over the 16 years term of the lease. This transaction did not have a significant impact on profit after taxes and, as a result, no reconciling item was reported.

Sale and leaseback

In 2001, 2002 and 2003, we entered into sale and leaseback arrangements whereby certain real estate properties were sold to third parties and leased back by us under operating leases. Under Dutch GAAP, the total book profit on these sale and leaseback transactions was recognized in income. Under US GAAP, the net gain on the sale of real estate in connection with a sale and leaseback arrangement is generally recognized over the term of the lease. These transactions did not have a significant impact on profit after taxes and, as a result, no reconciling items were reported.

Share based compensation expense

At December 31, 2003, we had ten stock-based compensation plans, which are described in note [3]. Prior to 2003 we accounted under US GAAP for those plans applying the intrinsic value recognition and measurement provisions of APB Opinion No. 25, ‘Accounting for Stock Issued to Employees’, and related interpretations. In 2003, we adopted under US GAAP the fair value recognition provisions of SFAS 123 for stock-based employee compensation applying the retroactive restatement method allowed by SFAS 148, ‘Accounting for Stock-Based Compensation-Transition and Disclosure’ (SFAS 148) an amendment of SFAS 123. Accordingly,all prior periods presented have been restated to reflect the compensation cost that would have been recognized had the recognition provisions of SFAS 123 been applied to all awards granted to employees after January 1, 1995.

Amounts in millions of euro	Compensation costs per year
Options granted in	2003	2002	2001

2000	4	11	11
2001	20	19	34
2002	1	7	—
2003	9	—	—

Total costs	34	37	45

Under Dutch GAAP, compensation charges for the issuance of share options are generally recorded only to the extent that the market value of the common stock exceeds the exercise price on the date of grant. However, in 2003, we repriced options granted under our plan of December 2001. As a result of the option repricing, these options receive “variable treatment” in each reporting period subsequent to February 28, 2003, the date of the repricing, until these options are exercised, cancelled or forfeited without replacement.  Accordingly, we must measure the aggregate intrinsic value of vested repriced options at each balance sheet date and record under Dutch GAAP a compensation expense (benefit) in the reporting period such that the cumulative related expense recorded is equal to this intrinsic value, if any. We record this expense (benefit) as a component of salaries and social contributions expenses and an opposite direct movement in other reserves for the same amount. For 2003 the effects of this variable treatment resulted in a compensation charge of EUR 12 million under Dutch GAAP.  The difference of EUR 22 million between the Dutch GAAP and US GAAP compensation charge  is recorded as a reconciling item in the Reconciliation of Profit or Loss After Taxes to US GAAP for 2003.

Reclassifications and other

Under Dutch GAAP, certain items are disclosed in different sections of our Consolidated Statement of Income compared with US GAAP. These differences do not lead to any differences in shareholders’ equity or profit or loss after taxes, therefore the reclassifications below are not included in the reconciliation to US GAAP shareholders’ equity and US GAAP profit after taxes.

Own work capitalized

Under Dutch GAAP, capitalized staff costs, materials and capitalized interest for captive use are presented as part of total operating revenues (own work capitalized). Under US GAAP, these costs are charged against the relevant line item under operating expenses.

Sale of operations and assets

Under Dutch GAAP, we present the sale of operations and assets as part of Other operating revenues, included in operating profit. Under US GAAP, such proceeds would be excluded from operating profit/loss.

In 2003, total profit on the sale of assets amounted to EUR 476 million and was related to the sale of Telefoongids Media (EUR 435 million), the sale of our share in Inmarsat (EUR 26 million) and the sale of UMC (EUR 15 million).

In 2002, total profit on the sale of assets amounted to EUR 409 million and was related to the sale of Pannon GSM (EUR 335 million), the settlement of the Indonesian holding companies that held the interest in Telkomsel (EUR 30 million) and the book profit on the sale of various assets, including real estate (EUR 44 million).

In 2001, total profit on the sale of assets amounted to EUR 521 million, related to the sale of Telkomsel (EUR 346 million), 10% of our share in KPNQwest (EUR 51 million), Datacenter (EUR 59 million) and the book profit on the sale of various assets, including real estate (EUR 65 million).

Interest relating to pension provisions

Interest relating to pension provisions was presented as interest expense of EUR 35 million in 2003 (2002: EUR 35 million, 2001: EUR 18 million). Under US GAAP, this interest expense is recorded as part of periodic pension expense.

Sale of real estate

Under Dutch GAAP, we sold certain real estate properties in 2002 with a book value of EUR 17 million. We continue to use some parts of the properties through operating leases. Under these operating leases, we have the right to renew our leases on substantially the same terms as the original lease term, the total of which is substantially all of the value of the properties under Dutch GAAP. Under US GAAP, this constitutes a level of continuing involvement that requires us to account for the sale of these properties as financings. Under US GAAP, the properties remain on the balance sheet and the proceeds are recorded as a liability. This difference in accounting does not lead to a difference in our shareholders’ equity or net income.

Proportionate consolidation of joint ventures

Under Dutch GAAP, investments in joint ventures may be consolidated proportionally. This is not allowed under US GAAP. However, the SEC does not require a reconciling adjustment, provided that such investments are in operating entities for which we have joint control over the financial operating policies, with all other parties holding an interest in the respective joint venture.

Under US GAAP, investments in joint ventures must be carried as an equity investment at net asset value for its proportional equity interest. This difference does not lead to an adjustment in profit or equity reconciliation under US GAAP. Proportional consolidation of joint ventures affected the following items in the Consolidated Balance Sheet and the Consolidated Statement of Income:

Amounts in millions of euro	2003	2002	2001
Balance sheet information
Fixed assets	10	—	8,269
Current assets	56	—	452
Provisions and long-term liabilities	—	—	9,406
Current liabilities	43	—	1,718

Statement of Income information
Total operating revenues	142	415	2,109
Profit/(Loss) before taxes	9	-155	-911

The profit or loss after taxes generated by our investments in the joint ventures amounted to a profit of EUR 24 million (2002: EUR 155 million loss; 2001: EUR 879 million loss).

Current portion of provisions

Under Dutch GAAP, the portion of the provisions due to be released within one year is presented as part of the provisions. Under US GAAP, such provisions are required to be presented under current liabilities. This difference would increase the current liabilities as of December 31, 2003 by EUR 228 million (2002: EUR 329 million).

Cash flow statements

We compile our cash flow statement in accordance with International Accounting Standards (IAS 7). The SEC’s rules applicable to Annual Reports on Form 20-F permit the compilation of cash flow statements under IAS 7.

Discontinued operations

Under US GAAP through December 31, 2001 we accounted for the disposal of a segment of a business in accordance with APB Opinion No. 30, ‘Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions’ (APB 30), The definition of a discontinued operation under this opinion is consistent with Dutch GAAP.

As of January 1, 2002 we adopted SFAS 144 under US GAAP. This statement retains the basic provisions of APB 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business).

In 2002 and 2003, certain of our disposals, including Netwerkbouw, Softwarehouse, End User Services, Pannon, SNT France, SNT Scandinavia, KPN Belgium, Planet Internet Belgium and Telefoongids Media qualified as discontinued operations in accordance with SFAS 144. Consolidated statements of income, presented in accordance with US GAAP, do not consolidate these discontinued operations but rather report for all periods presented the results of these operations and any related gain or loss on disposal, net of tax, as a separate component of income before extraordinary items and cumulative effect of accounting changes. These disposals do not qualify as discontinued operations under Dutch GAAP.

Corporate Statement of Income

As the corporate financial information of Koninklijke KPN N.V. is included in the Consolidated Financial Statements, the Corporate Statement of Income is presented in abbreviated form (Section 402, Book 2 of the Dutch Civil Code).

Amounts in millions of euro	2003	2002	2001

Income from group companies after taxes	811	-7,601	-13,140
Other income and expense after taxes	1,920	-1,941	5,645
Profit/(loss) after taxes	2,731	-9,542	-7,495

Corporate Balance Sheet

Before appropriation of net result

ASSETS

Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002

Fixed assets
Intangible fixed assets [33]
Goodwill	2	3
Total intangible fixed assets	2	3

Financial fixed assets [34]
Participating interests and group companies	9,142	8,381
Loans to group companies and participating interests	6,806	4,750
Loans	16	41
Other financial fixed assets	1,707	101
Total financial fixed assets	17,671	13,273
Total fixed assets	17,673	13,276

Current assets
Receivables [35]	3,583	7,025
Prepayments and accrued income	28	46
Cash and cash equivalents	891	1,911
Total current assets	4,502	8,982
TOTAL	22,175	22,258

[..] Bracketed numbers refer to the Notes to the Corporate Balance Sheet.

LIABILITIES

Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002

Subscribed capital stock	598	598
Additional paid-in capital	16,268	16,268
Statutory reserves	137	203
Accumulated translation differences	-40	119
Other reserves	-12,531	-3,138
Profit or loss current year	2,731	-9,542
	7,163	4,508
SHAREHOLDERS’ EQUITY [36]

Provisions
Pension provisions	682	674
Other provisions	61	92
Total provisions	743	766

Long-term liabilities
Loans	9,071	12,449
Accruals and deferred income	3	12
Total long-term liabilities	9,074	12,461

Current liabilities
Other liabilities [37]	4,939	4,193
Accruals and deferred income	256	330
Total current liabilities	5,195	4,523

TOTAL	22,175	22,258

[..] Bracketed numbers refer to the Notes to the Corporate Balance Sheet.

General notes to the Corporate Financial Statements

The corporate financial information of Koninklijke KPN N.V. is included in the Consolidated Financial Statements. The accounting principles are the same as those used in the Consolidated Financial Statements.

Notes to the Corporate Balance Sheet

FIXED ASSETS

[33] Intangible fixed assets

Amounts in millions of euro	Goodwill

Balance at December 31, 2002	3

Changes in 2003
Amortization	-1

Balance at December 31, 2003	2

[34] Financial fixed assets

Amounts in millions of euro	Group companies	Loans to group companies and participating interests	Loans	Other financial fixed assets	Total

Balance at December 31, 2002	8,381	4,750	41	101	13,273

Changes in 2003
Exchange rate differences	-44	—	—	—	-44
New Consolidations	—	17	-17	—	—
Profit/(loss)	811	—	—	—	811
New loans	—	141	—	—	141
Withdrawals/redemptions	—	-750	-8	—	-758
Change in deferred taxes	—	—	—	1,555	1,555
Transfer from short-term portion	—	2,648	—	10	2,658
Other	-6	—	—	41	35
Balance of changes	761	2,056	-25	1,606	4,398

Balance at December 31, 2003	9,142	6,806	16	1,707	17,671

Long-term loans to group companies and participating interests included, among others, loans to group companies within the Mobile division for an amount of EUR 6,708 million, excluding accrued interest, (2002 EUR 4,645 million) with maturity dates between 2008 and 2013 (and with a mixture of interest rates: floating, fixed or profit depending).

Other financial fixed assets include a deferred tax asset of EUR 1,593 million.

CURRENT ASSETS

[35] Receivables

Receivables can be specified as follows:

Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002
Deferred tax assets	6	4
Short-term loans to group companies	3,541	6,897
Taxes	36	124
Receivables	3,583	7,025

Short-term loans to group companies included, among others, loans to KPN Mobile N.V. for an amount of EUR 2,882 million, excluding accrued interest, (2002: EUR 5,227 million) with a maturity date of March 2004 (and an interest rate of 3.34%).

SHAREHOLDERS’ EQUITY

[36] Shareholders’ equity

For a breakdown of Shareholders’ equity, please refer to the Statement of Changes in Shareholders’ equity and the Notes thereto.

CURRENT LIABILITIES

[37] Other liabilities

Other liabilities included financial current account positions and loans from group companies for an amount of EUR 4,023 million (2002: EUR 1,916 million). In 2003, these loans from group companies included, among others, loans from KPN Telecom B.V. for an amount of EUR 2,138 million (excluding accrued interest) with a maturity date of April 2004 (and an interest rate of 2.23%). Other liabilities also included an amount of EUR 26 million for taxes payable and social security contributions (2002: EUR 74 million).

COMMITMENTS AND CONTINGENCIES

Amounts in millions of euro	Dec. 31, 2003	Dec. 31, 2002

Commitments by virtue of guarantees	38	35

We have issued several declarations of joint and several liabilities for various group companies in compliance with Section 403, Book 2 of the Dutch Civil Code. These declarations of joint and several liabilities for group companies are included in a complete list of subsidiaries and participating interests, which is available for inspection at the offices of the Commercial Register of the Chamber of Commerce in The Hague.

The Hague, March 8, 2004

The Supervisory Board	Board of Management

A.H.J. Risseeuw	A.J. Scheepbouwer
M. Bischoff	J.M. Henderson
V. Halberstadt	G.J.M. Demuynck
D.I. Jager
M.E. van Lier Lels
J.B.M. Streppel
M.E. van Lier Lels
J.B.M. Streppel

Other Information

Report of Independent Auditors

For the Report of Independent Auditors, please refer to page 130 of the Financial Statements.

Proposed appropriation of result

Pursuant to Article 35(1) of the Articles of Association, 7% of the par value (EUR 0.48) will be paid out on the special share. On outstanding Class B preferred shares, a dividend is paid out equal to the average of the 12-month EURIBOR increased by 1%. If the 12-month EURIBOR is no longer determined, the dividend on preference shares will be calculated based on the yield on State loans (Article 35(1)). No Class B preferred shares were outstanding in 2003. Subsequently, subject to the approval of the Supervisory Board, the Board of Management will determine what proportion of net income remaining after payment of the dividend on the special share and any Class B preferred shares will be appropriated to the reserves (article 35(2)). The remaining net income will be distributed as a dividend on the ordinary shares (article 35(3)). The Board of Management, with the approval of the Supervisory Board, may also appropriate the complete profit to the reserves.

The Board of Management, with approval of the Supervisory Board, has appropriated the profit amounting to EUR 2,731 million for 2003 to the Other reserves. The Board of Management, with the approval of the Supervisory Board, will propose to the Annual General Meeting of Shareholders to pay a cash dividend of EUR 623 million (EUR 0.12 per share plus an additional special dividend of EUR 0.13 per share) for 2003 that will be paid out of the distributable reserves. The pay-out ratio of this dividend amounts to 22.5% of our profit for 2003.

Subject to the provisions of Article 37 of the Articles of Association, the 2003 dividend will become payable on April 28, 2004, which is 9 working days after it has been declared by the Annual General Meeting of Shareholders.

Special control rights

Special share

The special share is in registered form only. No share certificate is issued for this share. The State of the Netherlands holds the special share, which entitles the holder thereof to cast two votes at the General Meeting of Shareholders. The special share confers special statutory control rights. For a description of these rights, please refer to the section titled ‘Corporate Governance’.

The Foundation for the Protection of KPN (Stichting Bescherming KPN)

For a description of the Foundation for the Protection of KPN, and for a more detailed description of our Articles of Association, please refer to the section titled ‘Corporate Governance’.

Subsequent events

On February 17, 2004, KPN has sold its stake in Eutelsat S.A., one of the world’s leading satellite operators and based in Paris.

In February 2004, we swapped the EUR 1.5 billion Eurobond 1998 - 2008 and the EUR 280 million Eurobond 2001–2008 (GBP 175 million) from fixed interest rates (4.75% and 7.9% respectively) into floating interest rates. After these transactions, the fixed/floating ratio equaled approximately 72% fixed and 28% floating. Combined with the interest rate swap on the EUR 280 million Eurobond 2001–2008 (GBP 175 million), we also rehedged the swap on the Euro/GBP cross currency rate.

As a result of efficiency measures and the introduction of new technologies, approximately 800 jobs will be lost from within KPN’s Fixed division in 2004. The largest part of the reduction, approximately 500 jobs, will be realized through natural attrition. The bundling of marketing and sales activities at the head office results in some 300 compulsory redundancies. Costs amount to approximately EUR 20 million.

FIVE-YEAR SUMMARY

The following tables show our selected historical financial data as of and for the years ended December 31, 1999 through 2003. We derived the selected historical financial data from our Consolidated Financial Statements. Our Consolidated Balance Sheets as of December 31, 2002 and 2003 and our related Consolidated Statements of Income and of Cash Flows for the three years ended December 31, 2003 and the related Notes appear elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with Dutch GAAP, which differs in certain significant respects from US GAAP. In 2003, these included significant differences in our accounting for impairment charges, capitalization of interest on UMTS licences and pension obligations. In 2002, these included significant differences in our accounting for impairment charges, BellSouth's exchange right, pension obligations and sales of assets. For further information on the differences between Dutch GAAP and US GAAP as they relate to us, please refer to the Notes to our Consolidated Financial Statements.

You should read this table together with ‘Operating results’ and our Consolidated Financial Statements and the Notes thereto, which are included elsewhere in this Annual Report.

Amounts in millions of euro, except for shares, per share and ratio data	As at and for the year ended December 31,
	2003	2002	2001	2000	1999
Income Statement Data (1)
In accordance with Dutch GAAP:
Total operating revenues	12,907	12,784	12,859	13,511	9,132
Operating profit	3,108	-5,581	-14,436	2,717	1,053
Profit/(loss) before taxes	2,246	-6,759	-8,968	1,811	757
Profit/(loss) after taxes	2,731	-9,542	-7,495	1,874	828
Earnings per ordinary share and per ADS (non-diluted) (2, 3)	1.11	-3.94	-5.88	1.90	0.87
Earnings per ordinary share and per ADS on a fully diluted basis (2, 3)	1.09	-3.94	-5.88	1.71	0.87
Weighted average number of outstanding ordinary shares (3)	2,468,678,426	2,423,921,066	1,274,495,172	984,891,875	955,769,964
Weighted average number of outstanding ordinary shares on a fully diluted basis (3)	2,538,982,413	2,423,921,066	1,274,495,172	1,096,227,139	955,989,472
In accordance with US GAAP:
Total operating revenues from continuing operations	12,224	11,766	11,318	10,155	7,751
Operating profit from continuing operations	-4,270	589	-550	133	204
Profit/(loss) before taxes from continuing operations	-4,440	224	710	7,290	-4
Effect of discontinued operations, net of taxes	433	85	-94	18	34
Effect of change in accounting principle, net of taxes	20	-14,179	-64	-157	—
Profit/(loss) after taxes	-3,750	-15,144	-230	7,336	719
Earnings per ordinary share and per ADS (non-diluted) from continuing operations (2, 3)	-1.70	-0.43	-0.06	7.59	0.72
Earnings per ordinary share and per ADS on a fully diluted basis from continuing operations (2, 3)	-1.70	-0.43	-0.06	6.82	0.72
Earnings per ordinary share and per ADS (non-diluted) from discontinued operations (2, 3)	0.18	0.04	-0.07	0.02	0.04
Earnings per ordinary share and per ADS on a fully diluted basis from discontinued operations (2,3)	0.18	0.04	-0.07	0.02	0.04
Effect of change in accounting principle on earnings per ordinary share and per ADS (non-diluted) (2, 3)	0.01	-5.85	-0.05	-0.16	—
Effect of change in accounting principle on earnings per ordinary share and per ADS on a fully diluted basis (2, 3)	0.01	-5.85	-0.05	-0.14	—
Total earnings per ordinary share and per ADS (non-diluted) (2, 3)	-1.52	-6.25	-0.18	7.45	0.75
Total earnings per ordinary share and per ADS on a fully diluted basis (2, 3)	-1.52	-6.25	-0.18	6.69	0.75
Weighted average number of outstanding ordinary shares (3)	2,468,678,426	2,423,921,066	1,274,495,172	984,891,875	955,769,964
Weighted average number of outstanding ordinary shares on a fully diluted basis (3)	2,468,678,426	2,423,921,066	1,274,495,172	1,096,227,139	955,989,472
In accordance with US GAAP (pro forma) (4):
Profit/(loss) after taxes	-3,750	-15,144	-230	7,336	729
Profit/(loss) after taxes per ordinary share and per ADS	-1.52	-6.25	-0.18	7.45	0.76
Profit/(loss) after taxes per ordinary share and per ADS on a fully diluted basis	-1.52	-6.25	-0.18	6.69	0.76
Balance Sheet Data
In accordance with Dutch GAAP:
Total assets	24,125	25,161	41,122	53,465	17,991
Long-term liabilities	9,230	12,680	16,896	20,149	5,412
Provisions	3,339	1,597	1,404	560	795
Exchange right	—	—	712	7,560	—
Group equity (5)	7,359	4,780	12,172	16,352	6,722
Capital stock (including additional paid in capital)	16,866	16,866	15,580	8,400	4,505
Number of subscribed shares	2,490,996,877	2,490,996,877	2,254,147,806	1,203,652,643	958,730,933
In accordance with US GAAP:
Total assets	25,224	33,049	56,178	55,032	20,446
Long-term liabilities	9,364	12,769	17,185	20,787	5,405
Provisions	3,760	1,958	1,844	1,682	1,870
Exchange right	—	—	659	2,035	—
Group equity	7,137	11,227	26,665	21,668	8,472
Other Data (in accordance with Dutch GAAP)
Net cash (used in) provided by operating activities	4,087	3,975	2,565	2,126	2,451
Net cash (used in) provided by investing activities	-48	-335	-1,664	-22,849	-2,654
Net cash (used in) provided by financing activities	-4,853	-8,329	2,947	21,495	2,350
Depreciation charges	2,101	2,257	2,277	1,886	1,542
Amortization charges	314	390	1,231	1,037	122
Impairment charges	120	7,605	14,309	116	638
Restructuring charges	60	77	705	—	17
Capital expenditure	1,421	1,137	2,949	3,847	2,524
Ratios
Pay-out ratio (6)	22.5%	—	—	27.9%	61.2%
Dividend per ordinary share (3,7)	0.25	—	—	0.53	0.53
Dividend per ordinary share and per ADS in USD (2003 proposed)	0.31	—	—	0.49	0.56
Operating margin (8)	24.1%	-43.7%	-112.3%	20.1%	11.5%
Solvency (9)	30.5%	19.0%	29.6%	30.6%	35.5%

(1)          Our results were affected by a number of substantial items in 2003, 2002, 2001, 2000 and 1999. In 2003, we recognized a gain resulting from the termination agreement Spatie Weg with MobilCom of EUR 210 million, we reported a book gain on the sale of Directory Services of EUR 435 million, we reversed the impairment of GSM licences of BASE of EUR 103 million, we reached an agreement with the tax authorities with a positive outcome of EUR 1,080 million and we reversed the adjustment to net realizable value of Hutchison 3G UK of EUR 119 million. In 2002, the main items were the impairment charges on goodwill of EUR 1.9 billion (E-Plus and BASE), the impairment charges on licenses (E-Plus and BASE) of EUR 5.4 billion, the impairment on Hutchison 3G UK of EUR 1.2 billion and the write-down of the deferred tax asset on E-Plus and BASE of EUR 606 million. In 2001, we recognized impairment charges of EUR 14.1 billion, an amount of EUR 6.8 billion relating to the BellSouth exchange right was released to income and we incurred restructuring charges of EUR 0.7 billion. The main item in 2000 was our EUR 2.3 billion gain on the acquisition of 15% in KPN Mobile by NTT DoCoMo. In 1999, the main items were the impairments on fixed assets (platforms for fixed connections and sea cables) of EUR 599 million and a dilution gain on KPNQwest of EUR 414 million.

(2)          Please refer to Note 12 of the Consolidated Financial Statements for a discussion on the method used to calculate profit or loss per share.

(3)          Restated for the effect of the two-for-one share split which occurred on June 5, 2000, as if the share split took place as of January 1, 1999.

(4)          In conjunction with our adoption of the Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), we changed our method of accounting for certain revenue streams and related direct costs under US GAAP, effective October 1, 2000, with retroactive effect to January 1, 2000. For further information, please refer to our Consolidated Financial Statements and the Notes thereto. The pro forma amounts presented assume that the new method of accounting was applied retroactively for all periods. Pro forma amounts for years subsequent to our adoption of SAB 101 are equivalent to the historical amounts for such years.

(5)   Group equity 1999 has been restated for EUR 333 million appropriation of final dividend.

(6)          Pay-out ratio: dividend (2003: proposed dividend) per ordinary share divided by earnings per (ordinary) share as determined under Dutch GAAP.

(7)   The proposed dividend over 2003 consists of a cash dividend of EUR 0.12 per share and an additional special cash dividend of EUR 0.13 per share.

(8)   Operating margin: operating result divided by total operating revenues as determined under Dutch GAAP.

(9)          Solvency: shareholders' equity plus minority interest (group equity) divided by total assets as determined under Dutch GAAP.

INFORMATION PER QUARTER

The following table sets forth our unaudited quarterly information for 2003 and 2002:

Amounts in millions of euro, unless otherwise stated	Q4/2003	Q3/2003	Q2/2003	Q1/2003	Q4/2002	Q3/2002	Q2/2002	Q1/2002
Operating revenues:
Fixed	1,881	1,830	1,846	1,842	1,880	1,815	1,842	1,839
Mobile	1,340	1,324	1,270	1,445	1,461	1,273	1,194	1,384
Other activities	233	229	235	667	317	280	369	298
Internal revenues	-340	-301	-308	-286	-295	-311	-300	-262
Total operating revenues	3,114	3,082	3,043	3,668	3,363	3,057	3,105	3,259

Operating result:
Fixed	437	379	440	457	315	352	222	106
Mobile	301	197	161	388	295	197	-7,162	416
Other activities	-57	27	-12	390	-96	-22	-19	-185
Operating result	681	603	589	1,235	514	527	-6,959	337

Financial income and expenses	-223	-205	-202	-232	-338	-256	-317	-267
Taxes	972	-256	-221	-238	29	-190	-795	-27
Income from participating interests	165	-4	1	-1	-98	-7	-1,203	-392
Minority interests	44	1	16	6	-100	-6	5	1
Profit/(loss) after taxes	1,639	139	183	770	7	68	-9,269	-348

Earnings per ordinary share (non-diluted) in euro (1)	0.67	0.05	0.08	0.31	0.03	0.08	-3.90	-0.15
Earnings per ordinary share on a fully diluted basis in euro (1)	0.65	0.06	0.07	0.31	0.03	0.08	-3.90	-0.15

(1)          The earnings per share in a quarter subsequent to the first quarter have been calculated by subtracting the cumulative earnings per share of the previous quarter from the cumulative earnings per share of that quarter.

INFORMATION ABOUT THE KPN SHARE

We attach great importance to transparent and regular communication with our shareholders, other capital providers and their intermediaries. Our Chief Executive Officer is primarily responsible for investor relations. Presentations for and meetings with investors and analysts are held on a regular basis, including those in connection with the announcement of our results. We also emphasize communication with our retail investors by, for example, providing them with our free quarterly information bulletin ‘In Portefeuille’. In addition, we regularly organize presentations for retail investors. In 2003, we joined the Shareholders’ Communication Channel, an initiative in which 14 major Dutch companies and 12 depositary banks are participating in order to facilitate communication between companies and their shareholders, and between shareholders themselves.

In all these activities, our management is supported by the Investor Relations department, which is available on a daily basis for investors and analysts.

For more information, please refer to the Investor Relations pages on our website: www.kpn.com.

Listings

We are listed on the following stock exchanges (ticker: KPN):

Stock Exchange of Amsterdam	since June 1994
New York (NYSE)	since October 1995
London	since June 1996
Frankfurt	since July 1996

Since June 13, 1994, our ordinary shares have been listed on the Stock Exchange of Amsterdam.  Relating to our New York listing, we have an unrestricted sponsored ADR facility with Citibank N.A. as depositary pursuant to a deposit agreement. The ADRs evidence ADSs, each of which represents the right to receive one ordinary share. At the end of 2003, the number of issued ADRs amounted to 6,928,595 (2002: 7,088,822). The ADSs have been listed for trading on the New York Stock Exchange (NYSE) under the symbol ‘KPN’.  For further information on our ADR facility, please refer to ‘Additional information for Shareholders — American Depository Receipts’. Our ordinary shares are also listed on the London Stock Exchange and the Frankfurt Stock Exchange.

Indices

The KPN shares are included in the following leading indices (weightings as of the end of 2003):

AEX	4.912%
DJ Stoxx 600 Telecom	3.231%
FTSE Eurotop 300	0.361%
FTSE Eurotop 300 Telecom	3.688%
MSCI Euro	0.738%

Share ownership

Our ordinary shares are held in bearer form or held in the form of ordinary shares registered in KPN’s share register in The Hague, the Netherlands. Ordinary shares may be converted from one form to the other but only ordinary shares in bearer form deposited with The Netherlands Central Institute for Giro Securities may be traded on the Stock Exchange of Amsterdam. As of February 27, 2004, 19.3% of the shares were held by the State of the Netherlands and the remaining 80.7% were freely marketable. For more information, please refer to the section titled ‘Additional Information for Shareholders - Obligations to disclose holdings’.

SHARE PRICE 2001 - 2003

Dividend policy

In the interest of maintaining flexibility to grow and invest in our business, while maximizing returns to shareholders, we target an optimum capital structure. Currently, this involves containing net debt to no more than twice the operating result plus depreciation, amortization and impairments, and maintaining a net interest coverage (defined as operating result plus depreciation, amortization and impairments divided by financial income and expense) of at least 6 times. This financial framework will accommodate our desire to establish an adequate dividend policy for our shareholders.

In November 2003, we announced that we would be expecting to declare a cash dividend of EUR 0.12 per share in respect of the year ending December 2003. Following the agreement with the tax authorities we have decided to augment this with an additional special dividend of EUR 0.13 per share. The proposed dividends will be presented for approval at the Annual General Meeting of Shareholders to be held on April 15, 2004 and, by approval, paid out shortly thereafter. It is presently anticipated that, as of 2004, the level of the regular dividend will be at least EUR 0.20 per share per year.

Furthermore, we intend to reinstate the payment of an interim dividend. We expect to declare an interim dividend for 2004 upon publication of our half-year results scheduled for August 9, 2004.

We have no intention to hold unutilized surplus cash balances. Surplus cash will be returned to shareholders either via additional special dividends or via share repurchases. Share repurchases will only be undertaken at a price, which enhances value for the remaining shareholders.

This policy may change and is based on a number of assumptions concerning future events and is subject to uncertainties and risks that are outside our control.

PER-SHARE INFORMATION

Per ordinary share or per ADS in euro	2003	2002	2001

Non-diluted profit after taxes	1.11	-3.94	-5.88
Fully diluted profit after taxes (1)	1.09	-3.94	-5.88

Dividend (2)	0.25	—	—
Pay-out ratio (2)	22.5%	—	—

Number of outstanding shares (3)
• At year-end	2,490,996,876	2,490,996,876	2,254,147,805
• On average (weighted)	2,468,678,426	2,423,921,066	1,274,495,172

Closing prices at Stock Exchange of Amsterdam	6.12	6.20	5.71

Closing prices at NYSE (USD)	7.71	6.42	5.06

Average daily trading volume at the Stock Exchange of Amsterdam (x 1,000)	10,904	13,219	14,062

(1)                                  Fully diluted (dilution in relation to the exchange right and warrant issued to BellSouth (only 2001 and 2002), the convertible bond maturing November 2005, the bonus shares issued in 2002, and the options granted within the scope of management and employee option plans).

(2)                                  The proposed dividend over 2003 consists of a cash dividend of EUR 0.12 per share and an additional special cash dividend of EUR 0.13 per share.

(3)                                  Excluding the special share of the Dutch State.

The following tables set forth, for the periods indicated, the high and low closing prices of the ordinary shares and ADSs as reported by the Stock Exchange of Amsterdam and the New York Stock Exchange (NYSE), respectively.

ANNUAL HIGH AND LOW CLOSING PRICES OF OUR ORDINARY SHARES ON THE STOCK EXCHANGE OF AMSTERDAM AND OUR ADSS ON THE NYSE

	Stock Exchange of Amsterdam		NYSE
	High	Low	High	Low
	EUR		USD
1999 1)	48.5	18.2	48.8	19.6
2000 1)	74.0	12.1	71.1	10.8
2001	18.0	2.2	16.9	2.1
2002	6.9	4.0	6.8	3.7
2003	7.1	5.4	8.0	5.9

1) Prices have been restated to reflect the two-for-one share split of June 5, 2000.

CLOSING PRICES OF OUR ORDINARY SHARES ON THE STOCK EXCHANGE OF AMSTERDAM AND OF OUR ADSS ON THE NYSE

		Stock Exchange of Amsterdam		NYSE
		High	Low	High	Low
		EUR		USD
2002	1st quarter	6.4	5.0	5.7	4.4
	2nd quarter	5.9	4.0	5.2	3.7
	3rd quarter	5.8	4.3	5.6	4.1
	4th quarter	6.9	5.1	6.8	4.9
2003	1st quarter	7.1	5.4	7.5	5.9
	2nd quarter	6.4	5.6	7.2	6.1
	3rd quarter	6.8	5.9	7.7	6.6
	4th quarter	6.7	5.8	8.0	7.2
2004 (through February 27)	1st quarter	6.9	6.2	8.8	7.8

MONTHLY HIGH AND LOW CLOSING PRICES OF OUR ORDINARY SHARES ON THE STOCK EXCHANGE OF AMSTERDAM AND OUR ADSS ON THE NYSE

	Stock Exchange of Amsterdam		NYSE
	High	Low	High	Low
	EUR		USD
September 2003	6.7	6.3	7.7	7.0
October 2003	6.6	6.4	7.9	7.5
November 2003	6.6	6.2	7.9	7.3
December 2003	6.5	5.8	8.0	7.2
January 2004	6.5	6.2	8.3	7.8
February 2004 (through February 27)	6.9	6.3	8.8	7.9

The closing price of the ordinary shares on the Stock Exchange of Amsterdam on February 27, 2004 was EUR 6.35. The closing price of the ADS on the NYSE on February 27, 2004 was USD 7.97.

Financial calendar 2004

April 15, 2004

Annual General Meeting of Shareholders (Telehouse-building, La Guardiaweg 5, Amsterdam, 14.30 hrs)

April 19, 2004

Ex-dividend listing of shares

April 28, 2004

Start of payment of 2003 final dividend

May 10, 2004

Publication of results for the first quarter of 2004

August 9, 2004

Publication of results for the second quarter of 2004

August 10, 2004

Ex-interim dividend listing of shares

August 19, 2004

Start of payment interim dividend

November 1, 2004

Publication of results for the third quarter of 2004

Please note that dates may be subject to change.

Contact

For more information, please contact:

KPN Investor Relations

Attn. Jantiene Klein Roseboom

Tel.:                       (+31) 70 446 09 86

Fax:                         (+31) 70 446 05 93

www.kpn.com (‘About KPN’)

ir@kpn.com

Should you be interested in receiving our magazine for retail investors (In Portefeuille, which is only published in Dutch), then we kindly request that you send your address to:

KPN Corporate Communications

Attn. Henk Donderwinkel

P.O. Box 30000

2500 GA The Hague

The Netherlands

h.donderwinkel@kpn.com

ADDITIONAL INFORMATION FOR SHAREHOLDERS

Legal structure

The following table sets forth the name and jurisdiction of incorporation of, and our ownership and voting interest (if different) in, our principal operating subsidiaries and other principal interests as of February 27, 2004.

Name of Subsidiaries and other principal interests	Country of incorporation	Percentage ownership/ voting interest

KPN Telecom B.V.:	The Netherlands	100.0
• KPN EnterCom Solutions B.V.	The Netherlands	100.0
• KPN EuroRings B.V.	The Netherlands	100.0
• EuroWeb International Corp.	USA	50.2
• KPN Satcom B.V.:	The Netherlands	100.0
• Xantic B.V.	The Netherlands	65.0
• Infonet Services Corp.	USA	17.7
• Infonet Nederland B.V.	The Netherlands	100.0
• HubHop B.V.	The Netherlands	100.0
• PanTel Rt.	Hungary	75.19
KPN Telecommerce B.V.:	The Netherlands	100.0
• KPN Consumer Internet and Media Services B.V.	The Netherlands	100.0
• Planet Media Group N.V.	The Netherlands	100.0
• XS4ALL Holding B.V.	The Netherlands	100.0
• SNT Group N.V.	The Netherlands	50.78
KPN Mobile Holding B.V.:	The Netherlands	100.0
• GMI Mobilfunk Beteiligungen GmbH	Germany	100.0
• E-Plus Mobilfunk GmbH & Co.KG	Germany	22.51
• KPN Mobile N.V.:	The Netherlands	97.84	(1)
• KPN Mobile The Netherlands B.V.	The Netherlands	100.0	(2)
• KPN Mobile International B.V.	The Netherlands	100.0	(2)
• BASE N.V./S.A.	Belgium	100.0	(2)
• E-Plus Mobilfunk GmbH & Co.KG	Germany	77.49	(2)
Volker Wessels Netwerk Bouw B.V.	The Netherlands	45.0
KPN Vastgoed & Facilities B.V.	The Netherlands	100.0

(1)                                  NTT DoCoMo owns the additional 2.16% of KPN Mobile N.V.

(2)                                  Ownership interest of KPN Mobile N.V.

Material contracts

As of the date of this Annual Report, we are not party to any contracts (not entered into in the ordinary course of business) that are considered material to our results, financial condition or operations.

Exchange controls

There are no legislative or other legal provisions currently in force in the Netherlands or arising under our Articles of Association restricting transfers to holders of our securities not resident in the Netherlands. Cash dividends payable in euro on ordinary shares may be officially transferred from the Netherlands and converted into any other currency.

There are no limitations, either under the laws of the Netherlands or our Articles of Association, on the right of non-residents of the Netherlands to hold or vote our shares.

Exchange rate information

We began using the euro as our reporting currency on January 1, 1999. Prices for our ordinary shares listed on the Stock Exchange of Amsterdam are also quoted in euros. Fluctuations in the exchange rate between the euro and US dollar will affect:

•                  the US dollar equivalent of the euro price of our ordinary shares listed on the Stock Exchange of Amsterdam and, as a likely result, the market price of our ADSs listed on the New York Stock Exchange;

•                  the US dollar conversion of any cash dividends paid in euro on our ordinary shares represented by ADSs; and

•                  the presentation of our operating results and financial condition.

The noon buying rate for the euro in the City of New York for cable transfers as certified for Customs purposes by the Federal Reserve Bank of New York on February 27, 2004, was USD 1.24 per EUR 1.00.

The following table sets forth the average noon buying rate for the euro for each of the previous five years:

Year	Average (1)

1999	1.07
2000	0.92
2001	0.89
2002	0.95
2003	1.13

(1)                                  Average of the noon buying rates on the last business day for each full calendar month during the relevant period.

The following table sets forth the high and low noon buying rates for the euro for each of the monthly periods indicated:

Month	High	Low

September 2003	1.17	1.08
October 2003	1.18	1.16
November 2003	1.20	1.14
December 2003	1.26	1.20
January 2004	1.29	1.24
February 2004 (until February 27)	1.28	1.24

For a more complete discussion of exchange rate fluctuations and the hedging techniques that we use to manage our exposure to these fluctuations, please refer to the section titled ‘Quantitative and Qualitative Disclosures About Market Risk’ in our Consolidated Financial Statements.

Obligations to disclose holdings

Pursuant to the Dutch 1996 Act on Disclosure of Holdings in Listed Companies (Wet Melding Zeggenschap in ter beurze genoteerde vennootschappen 1996, or Wmz), anyone acting alone or in concert, as defined in the Wmz Act, obtaining or divesting, directly or indirectly, an interest in our share capital causing that holder’s percentage of interest in our issued capital or percentage of voting right interest to fall into a different range, must immediately notify us and the Authority for the Financial Markets. These ranges are: 0 to 5%, 5 to 10%, 10 to 25%, 25 to 50%, 50 to 66.66%, and 66.66% or higher. The Authority for the Financial Markets will disclose the information by publication in a newspaper. Failure to disclose a person’s shareholdings qualifies as an offense, and may result in civil penalties, including suspension of voting rights, and administrative penalties. In 2003, we received one notification in connection with the sale of approximately 12% of our shares by the State of the Netherlands to Citibank on September 19, 2003, reducing its shareholding from 31.39% to 19.3%. We have been informed by Citibank that it subsequently placed the shares with institutional investors. In 2002, we received two notifications in connection with BellSouth’s exchange described above (2001: no notification; 2000: no notification). We received the first notification on January 30, 2002 after we, KPN Mobile and BellSouth entered into an exchange agreement under which BellSouth agreed to exchange its indirect 22.51% interest in E-Plus for 234,700,000 newly issued KPN shares (representing a 9.42% interest in our Company). This transaction was completed on March 13, 2002. On March 19, 2002 we received a notification that BellSouth no longer held an interest in us.

The Dutch 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995 or Wte) provides for an additional notification duty for (among others) holders of shares or ADSs holding, directly or indirectly, an interest in more than 25% of the capital in a listed company. Such shareholders are obliged to notify the Authority for the Financial Markets of any and all transactions they enter into with respect to securities in that company. If a shareholder with an interest exceeding 25% is a legal entity and not an individual, the obligation is extended to the managing directors and supervisory directors of the legal entity. In 2003, we received no such notifications.

American Depositary Receipts

The following is a summary of certain provisions of the Deposit Agreement (as amended and including all exhibits thereto, referred to hereinafter as the Deposit Agreement), between KPN, Citibank N.A. (acting as depository bank (the Depositary)) and the registered holders and beneficial owners from time to time of the American Depositary Receipts (ADRs). This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. The Deposit Agreement is an exhibit to this Annual Report and will be available for inspection at the principal office of the Depositary in New York, which is presently located at 111 Wall Street, New York, New York 10043, U.S.A. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

ADRs evidencing American Depositary Shares (ADS) are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents the right to receive one ordinary share deposited under the Deposit Agreement (together with all other securities, property and cash received and held thereunder at any time in respect of or in lieu of such deposited Shares, referred to hereinafter as the Deposited Securities). Ordinary shares will be deposited to an account maintained by Citibank, N.A. Amsterdam or ABN AMRO Bank N.V., as the custodian and agent of the Depositary in the Netherlands (the Custodian). Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and us as the legal owners of such ADRs.

The Deposit Agreement and the ADSs are governed by, and construed in accordance with, the laws of the State of New York without reference to the principles of choice of law thereof. Notwithstanding anything contained in the Deposit Agreement, any ADR or any present or future provisions of the laws of the State of New York, the rights of holders of ordinary shares and of any other Deposited Securities and our obligations and duties in respect of the holders of ordinary shares or other Deposited Securities, as such, shall be governed by the laws of the Netherlands.

Taxation

This taxation summary solely addresses the principal Dutch and US tax consequences of the acquisition, ownership and disposition of ordinary shares and ADSs. It is a general summary which does not apply to certain categories of investors and it does not discuss every aspect of taxation that may be relevant to a particular holder of ordinary shares or ADSs under special circumstances, or who is subject to special treatment under applicable law. This summary also assumes that we are organized, and that our business will be conducted, in the manner outlined in this Annual Report. Changes in the organizational structure or the manner in which we conduct our business may invalidate this summary.

This summary is based on the tax laws of the Netherlands and the United States as they are in force and in effect on the date of this Annual Report. These laws could change and a change could be effective retroactively. This summary will not be updated to reflect changes in laws and if such change occurs the information in this summary could become invalid.

This is a general summary and the tax consequences described may not apply to each holder of ordinary shares or ADSs. Any potential investor should consult his or her own tax advisor for more information about the tax consequences of acquiring, owning and disposing of ordinary shares or ADSs in particular circumstances.

We have not addressed every potential tax consequence of an investment in ordinary shares or ADSs under the laws of the Netherlands and the United States.

DUTCH TAXATION OF NON-RESIDENT HOLDERS OF ORDINARY SHARES OR ADSS

General

The summary of certain Dutch taxes set out in this section, ‘Dutch taxation of non-resident holders of ordinary shares or ADSs’, only applies to a holder of ordinary shares or ADSs who is a Non-Resident holder of shares.

A holder of ordinary shares or ADSs is a Non-Resident holder of shares if:

•                  he is neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch taxation and, in the case of an individual, has not elected to be treated as a resident of the Netherlands for Dutch income tax purposes; and

•                  in the case of an individual, he neither is nor has been, nor is deemed to be nor has been deemed to be an employee of us nor of any entity related to us; and

•                  his ordinary shares or ADSs do not form part, and are not deemed to form part, of a substantial interest (aanmerkelijk belang) in us, unless such interest forms part of the assets of an enterprise.

If a person holds an interest in us, such interest forms part or is deemed to form part of a substantial interest in us if any one or more of the following circumstances are present:

•                  he alone or, in the case of an individual, together with his partner (partner) has, directly or indirectly, the ownership of shares or ADSs of us representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of us, or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of us, or the ownership of profit participating certificates (winstbewijzen) that relate to 5% or more of the annual profit of us or to 5% or more of the liquidation proceeds of us;

•                  his partner or any of his relatives by blood or by marriage in the direct line (including foster children) of him or of his partner has a substantial interest in us;

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

Taxes on income and capital gains

A Non-Resident holder of shares will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by us (other than the dividend withholding tax described below) or in respect of any gain realized on the disposal of ordinary shares or ADSs, unless:

•                  he derives profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of an enterprise, other than as an entrepreneur or a shareholder, which enterprise is either managed in the Netherlands or, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and his ordinary shares or ADSs are attributable to that enterprise; or

•                  (in the case of an individual) he derives benefits from ordinary shares or ADSs that are taxable as benefits from miscellaneous activities in the Netherlands (resultaat uit overige werkzaamheden in Nederland).

The concept ‘dividends distributed by us’ as used in this section includes, but is not limited to, the following:

•                  distributions in cash or in kind, deemed and constructive distributions (including, as a rule, consideration for the repurchase of ordinary shares or ADSs by us (other than a repurchase as a temporary investment) in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes), and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•                  liquidation proceeds and proceeds of redemption of ordinary shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•                  the par value of ordinary shares issued by us to a holder of ordinary shares or ADSs or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•                  partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) our General Meeting of Shareholders has resolved in advance to make such repayment and (b) the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment to our Articles of Association.

A Non-Resident holder of shares may, inter alia, derive benefits from ordinary shares or ADSs that are taxable as benefits from miscellaneous activities in the Netherlands in the following circumstances:

•                  if his investment activities go beyond the activities of an active portfolio investor, for instance in case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

•                  if he makes ordinary shares or ADSs available or is deemed to make ordinary shares or ADSs available, legally or in fact, directly or indirectly, to a connected person (verbonden persoon) as described in articles 3.91 and 3.92 of the Dutch Income Tax Act 2001;

•                  if such activities are performed or deemed to be performed in the Netherlands.

Dividend withholding tax

Dividends distributed by us to a Non-Resident holder of shares are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. Please refer to the sub-section titled ‘Taxes on income and capital gains’ for a description of the concept ‘dividends distributed by us’.

If a double tax treaty is in effect between the Netherlands and the country of residence of a Non-Resident holder of shares, such holder may be eligible for a full or partial relief from the Dutch dividend withholding tax, provided that such relief is duly claimed. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by us. The Dutch tax authorities have taken the position that this beneficial ownership test can also be applied to deny relief from Dutch dividend withholding tax under double tax treaties and the tax arrangement for the Kingdom of the Netherlands.

If a Non-Resident holder of shares is resident in the Netherlands Antilles or Aruba, or in a member state of the European Union or in a country that has concluded a double tax treaty with the Netherlands, we are not required to withhold Dutch dividend withholding tax from a dividend distributed by us to the extent that the temporary special distribution tax, discussed below in the section titled ‘Distribution tax’, applies to the distribution.

Under the Convention of December 18, 1992, between the Kingdom of the Netherlands and the United States of America for the Avoidance of Double Taxation and the prevention of Fiscal Evasion with respect to Taxes on Income (U.S./NL Income Tax Treaty), the Dutch dividend withholding tax rate on dividends paid by us on ordinary shares or ADSs held by a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty will generally be reduced to 15%. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such ordinary shares or ADSs, provided that the holder thereof or, if applicable, the paying agent, has supplied us with the appropriate Dutch tax forms in accordance with the Dutch implementation regulations under the U.S./NL Income Tax Treaty. If such forms are not duly and timely provided, we generally will be required to withhold the dividend withholding tax at the Dutch statutory rate of 25%. In such case, a Non-Resident holder of shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that the Netherlands was entitled to levy in accordance with the U.S./NL Income Tax Treaty, by filing the appropriate forms with the Dutch tax authorities within the term set therefore.

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

Gift and inheritance taxes

A person who acquires ordinary shares or ADSs as a gift (in form or in substance) or who acquires or is deemed to acquire ordinary shares or ADSs on the death of an individual, will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

•                  the donor is or the deceased was resident or deemed to be resident in the Netherlands for purposes of gift or inheritance tax, as the case may be; or

•                  the ordinary shares or ADSs are or were attributable to an enterprise or part of an enterprise that the donor or the deceased carried on through a permanent establishment or a permanent representative in the Netherlands at the time of the gift or of the death of the deceased; or

•                  the donor makes a gift of ordinary shares or ADSs, then became a resident or deemed resident of the Netherlands, and dies as a resident or deemed resident of the Netherlands within 180 days after the date of the gift.

Distribution tax

We are subject to a temporary special distribution tax at a rate of 20% to the extent that dividends distributed by us during the period from January 1, 2001 up to and including December 31, 2005 are classified as ‘excessive’. For purposes of this distribution tax, dividends distributed by us are considered to be excessive to the extent that, during a particular calendar year, the total thereof exceeds the highest of the following three amounts:

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

Please refer to the section titled ‘Dutch taxation of non-resident holders of shares or ADSs—Taxes on income and capital gains’ for a description of the concept ‘dividends distributed by us’.

The special distribution tax will not be due if and to the extent the aggregate amount of dividends distributed by us during the period from January 1, 2001 up to and including December 31, 2005 exceeds the fair market value of our assets at the end of the book year ending on December 31, 2000, net of liabilities and provisions and reduced by the paid-in capital. The special distribution tax will be reduced in proportion to the percentage of the shares that were held, at the time of the ‘excessive’ distribution, during an uninterrupted period of three years, by individuals or entities (other than investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969) holding at least 5% of the nominal paid-in capital, provided such shareholders are resident in the Netherlands, the Netherlands Antilles or Aruba, or in a member state of the EU, or in a country that has concluded a double tax treaty with the Netherlands. The special distribution tax is not a withholding tax; it is imposed directly on us. Therefore, if it is reduced because certain shareholders own at least 5% of the nominal paid-in capital, we will receive the benefit of the reduction and it will inure indirectly not only to the shareholders whose shareholdings caused the reduction to apply.

Capital tax

We are subject to Dutch capital tax at a rate of 0.55% on any contribution received in respect of shares, unless an exemption applies.

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, will be payable in the Netherlands by a holder of ordinary shares or ADSs in respect of or in connection with the subscription, issue, placement, allotment or delivery of ordinary shares or ADSs.

CERTAIN US FEDERAL INCOME TAX CONSEQUENCES FOR HOLDERS OF SHARES OR ADSS

The following is a general summary of the principal US federal income tax consequences that may be relevant with respect to the purchase, ownership and disposition of shares or ADSs. This summary addresses only the US federal income tax considerations of holders that hold shares or ADSs as capital assets. It is not a comprehensive description of all the tax considerations that may be relevant to a decision to purchase shares or ADSs. In particular, this summary does not address tax considerations applicable to holders that are subject to special tax rules including, without limitation, the following:

(i)                                    financial institutions;

(ii)                                 insurance companies;

(iii)                              dealers or traders in securities or currencies;

(iv)                             tax-exempt entities;

(v)                                regulated investment companies;

(vi)                             persons that hold shares or ADSs as part of a ‘hedging’ or ‘conversion’ transaction or as a position in a ‘straddle’ for US federal income tax purposes;

(vii)                          persons that own (or are deemed to own) 10% or more of our voting shares;

(viii)                       persons who hold shares or ADSs through partnerships or other pass-through entities;

(ix)                               persons that have a ‘functional currency’ other than the US dollar; and

(x)                                  persons that have acquired or will acquire shares or ADSs upon the exercise of options or otherwise as compensation.

Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of shares or ADSs.

This summary is based on the US Internal Revenue Code of 1986, as amended (referred to hereinafter as ‘the Code’), US Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Annual Report. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

For the purposes of this summary, a ‘US Holder’ is a beneficial owner of shares or ADSs, that is, for US federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation or other entity treated as a corporation for US federal income tax purposes, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate, the income of which is subject to US federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration, and (y) one or more US persons have the authority to control all of the substantial decisions of such trust. A ‘Non-US Holder’ is a beneficial owner of shares or ADSs that is not a US Holder.

Each holder of shares or ADSs should consult its own tax advisor with respect to the US federal, state, local and foreign tax consequences of acquiring, owning or disposing of shares or ADSs.

For US federal income tax purposes, a US Holder of an ADS will generally be treated as the owner of the proportionate interest of the shares held by the depositary that is represented by such ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holder’s proportionate interest in the shares. In addition, a US Holder’s tax basis in the withdrawn shares will be the same as the tax basis in the surrendered ADS, and the holding period in the withdrawn shares will include the period during which the holder held the surrendered ADS.

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a US Holder with respect to shares or ADSs will be taxable to the US Holder as a dividend to the extent of our current and accumulated earnings and profits as determined under US federal income tax principles. The US Holder will not be eligible for any dividends-received deduction in respect of the dividend otherwise allowable to corporations. Distributions in excess of earnings and profits will be non-taxable to the US Holder to the extent of, and will be applied against and reduce, the US Holder’s adjusted tax basis in the shares or ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the US Holder as capital gain from the sale or exchange of property. We do not maintain calculations of our earnings and profits under US federal income tax principles. If we do not report to a US Holder the portion of a distribution that exceeds earnings and profits, the distribution should generally be reported by the US Holder as a taxable dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The Internal Revenue Service is not bound by the US Holder’s characterization of a payment. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

The amount of any distribution paid in euros, including the amount of any withholding tax thereon, will be included in the gross income of a US Holder in an amount equal to the US dollar value of the euro calculated by reference to the exchange rate in effect on the date of receipt of such distribution by the US Holder, in the case of shares held directly by the US Holder, or by the depositary, in the case of

ADSs, regardless of whether the euros are converted into US dollars. If the euros are converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the euros received in the distribution are not converted into US dollars on the date of receipt, a US Holder will have a basis in the euro equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the euro will be treated as ordinary income or loss.

Dividends received by a US Holder with respect to shares or ADSs will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. Subject to certain conditions and limitations, and subject to the discussion in the next paragraph, Dutch income tax withheld on dividends at the rate specified in the Dutch-US Treaty may be deducted from taxable income or credited against a US Holder’s US federal income tax liability. The limitation on foreign taxes eligible for the US foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute ‘passive income’, or, in the case of certain US Holders, ‘financial services income’. In certain circumstances, a US Holder may be unable to claim foreign tax credits for foreign taxes imposed on a dividend if the US Holder (1) has not held the shares or ADSs for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (2) is obligated to make payments related to the dividends; or (3) holds the shares or ADSs in arrangements in which the US Holder’s expected profit, after non-US taxes, is insubstantial.

In general, upon making a distribution to shareholders, we are required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities and, in such circumstances, the full amount of the taxes so withheld will generally (subject to certain limitations and conditions) be eligible for the US Holder’s foreign tax deduction or credit as described above. However, under certain circumstances we should be allowed to reduce the amount of Dutch dividend withholding tax that is required to be remitted to the Dutch tax authorities by the lesser of (i) 3% of the portion of the gross amount of the dividend paid by us that is subject to Dutch dividend withholding tax; and (ii) 3% of the gross amount of the dividends and profit distributions received by us from qualifying non-Netherlands subsidiaries in the current calendar year (up to the date of the distribution) and the two proceeding calendar years, to the extent that the dividends and profits distributions have not yet been taken into account for purposes of establishing the foregoing reduction. Please refer to the section titled ‘Certain Dutch tax consequences for holders of shares or ADSs — Dutch taxation of non-resident holders of ordinary shares or ADSs — Dividend withholding tax — Reduction’ for a summary of conditions that must be satisfied for us to become eligible for this reduction. Although this credit reduces the amount of dividend withholding tax that we are required to pay to the Dutch tax authorities, it does not reduce the amount of tax we are required to withhold from dividends. In these circumstances, to the extent that we are not required to remit the amount withheld as Dutch dividend withholding tax to the Dutch tax authorities, the withholding tax likely will not qualify as a creditable or a deductible tax for US foreign tax credit purposes. Should we be allowed to apply the reduction described above, we will endeavor to provide US Holders with information regarding the extent to which we have applied the reduction described above with respect to dividends that have been paid to US Holders. Investors are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch withholding taxes and, in particular, the impact to such investors of our potential ability to receive a credit with respect to certain dividends received from any of our qualifying non-Netherlands subsidiaries.

A distribution of additional shares or ADSs to US Holders with respect to their shares or ADSs, which is made part of a pro rata distribution to all shareholders generally will not be subject to US federal income tax. However, a US Holder receiving a non-taxable distribution of additional shares or ADSs generally must allocate to those shares or ADSs a portion of its basis in the shares or ADSs on which the distribution was made. The US Holder’s holding period in the additional shares or ADSs will generally include the holding period of the shares or ADSs on which the distribution was made.

For Dutch tax purposes, increases in the par value of shares or ADSs might be treated as dividends subject to withholding tax, but ordinarily would not be treated as taxable events for US federal income tax purposes. As a result, any Dutch withholding tax imposed in that case might be treated as imposed on income in the ‘general limitations basket’ for purposes of the foreign tax credit limitation discussed above. You might not be able to utilize US foreign tax credits in respect of those Dutch taxes if you do not have sufficient foreign source general limitations income from other sources.

A Non-US Holder generally will not be subject to US federal income or withholding tax on dividends received on shares or ADSs unless that income is effectively connected with the conduct by that Non-US Holder of a trade or business in the United States.

Sale or other disposition of shares or ADSs

A US Holder generally will recognize gain or loss for US federal income tax purposes upon the sale or exchange of shares or ADSs in an amount equal to the difference between the US dollar value of the amount realized from such sale or exchange and the US Holder’s tax basis for the shares or ADSs. This gain or loss will be a capital gain or loss and generally will be treated as from sources within the United States, except that losses will be treated as foreign source to the extent the US Holder received dividends that were includable in the financial services income basket for foreign tax credit purposes during the 24-month period prior to the sale. Holders of shares or ADSs should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that hold the shares or ADSs for more than one year) and capital losses (the deductibility of which is subject to limitations).

If a US Holder receives foreign currency upon a sale or exchange of shares or ADSs, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the US Holder, the US Holder generally will not recognize any gain or loss on such conversion.

A Non-US Holder generally will not be subject to US federal income or withholding tax on any gain realized on the sale or exchange of shares or ADSs unless: (i) that gain is effectively connected with the conduct by that Non-US Holder of a trade or business in the United States; (ii) in the case of any gain realized by an individual Non-US Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met; or (iii) the Non-US Holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates.

Redemption of shares or ADSs

The redemption of shares or ADSs will be treated as a sale of the redeemed shares or ADSs by the US Holder (which is taxable as described above under ‘Sale or other disposition of shares or ADSs’) or, in certain circumstances, as a distribution to the US Holder (which is taxable as described above under ‘Distributions’).

Passive Foreign Investment Company considerations

A corporation organized outside the United States generally will be classified as a ‘passive foreign investment company’ (PFIC) for US federal income tax purposes in any taxable year in which, after applying certain look-through rules, either: (1) at least 75% of its gross income is ‘passive income’, or (2) on average, at least 50% of the gross value of its assets in a fiscal year is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, we must also include a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest. Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities and gains from commodities and securities transactions. If we were classified as a PFIC, US Holders would be subject to a special, adverse tax regime that would differ in certain respects from that described here. Based on our estimated gross income, the average value of our gross assets and the nature of our business, we do not believe that we will be classified as a PFIC in the current taxable year. However, our status in any taxable year will depend on our assets and activities in each year and no assurances can be provided in that regard.

Holders of shares or ADSs should consult their tax advisors regarding whether we are a PFIC and the consequences of an investment in a PFIC and certain elections that may be available to holders of shares or ADSs in a PFIC.

Backup withholding tax and information reporting requirements

Backup withholding and information reporting requirements may apply to certain payments to US Holders on shares or ADSs and to the proceeds of a sale or redemption of the shares or ADSs. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate that is currently 28% of such payment if the US Holder fails to furnish the US Holder’s taxpayer identification number, to certify that such US Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-US Holders who hold their shares or ADSs through a US broker or agent or through the US office of a non-US broker or agent might be required to comply with applicable certification procedures to establish that they are not US Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder’s US federal income tax liability, provided that the required information is furnished to the IRS. Holders of shares or ADSs should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Documents on display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and file under the name Koninklijke KPN N.V. periodic reports and other information with the U.S. Securities and Exchange Commission. We have filed and will continue to file our annual reports on Form 20-F and furnish our interim reports (which may be by means of press releases) on Form 6-K.

You may inspect the information that we filed with the Commission at the public reference facilities maintained by the Commission at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission.

We will furnish the Depositary with annual reports in English, which will include a review of operations and annual audited Consolidated Financial Statements, prepared in conformity with Dutch GAAP. Such statements will include a reconciliation of net income and shareholders’ equity to amounts determined in accordance with US GAAP. We also furnish the Depositary with quarterly reports in English prepared in conformity with Dutch GAAP, which include unaudited interim financial information. The Depositary will promptly mail such reports to all record holders of ADRs evidencing ADSs. We will also furnish to the Depositary in English all notices of General Meeting of Shareholders and other reports and communications that the Company generally makes available to its shareholders. The Depositary will make notices, reports and communications available to holders of ADRs at the principal office of the Depositary.

GLOSSARY OF TERMS

ADS

American Depository Share.

ADSL

Asymmetric Digital Subscriber Line.

With ADSL, transmissions from provider to user take place at a higher speed than from user to provider. ADSL allows high-speed digital communication, including video signals, across an ordinary twisted-pair copper phone line. An ADSL modem is required.

ARPU

Average Revenue Per User.

The sum of connection fee revenues, subscription fee revenues and airtime service revenues during the period of one month, reduced for related discounts, divided by the average number of customers for that period.

ATM network

Asynchronous Transfer Mode.

ATM is a transfer mode in which the information is organized into cells. It is asynchronous in the sense that the recurrence of cells containing information from an individual user is not necessarily periodic.

Backbone

Central processing point.

BIPT

Belgian Institute for Postal Services and Telecommunications.

Broadband

Broadband refers to telecommunication that provides multiple channels of data over a single communications medium, typically using some form of frequency or wave division multiplexing.

Carrier Select

Method to opt for a different operator by entering an access code.

Churn

The number of mobile customers no longer connected to a mobile operator’s network divided by the operator’s customer base.

CityRing

Fiber optic access network for data and Internet traffic in/across several Dutch cities.

Co-location

The provision of space and technical facilities (such as power supply and air-conditioning) for a customer’s telecommunications equipment on the service provider’s premises, in the framework of interconnection or special access.

Content

The information presented on Internet sites, including its structure.

CPS

Carrier (Pre)Selection.

With CPS, a customer is no longer required to dial the Carrier Select Code. The end user can dial the Carrier Select Code via an interactive Voice Response System.

Dark fiber

Fiber optics cables that have not yet been connected to transmission equipment.

DCS 1800

Digital Cellular System 1800.

Mobile telephone network based on the GSM standard.

DSL

Digital Subscriber Line

DSL is a technology for bringing high-bandwidth information to homes and small businesses over ordinary copper PSTN lines. The widely used term xDSL refers to different variations of DSL, such as ADSL, HDSL, VDSL and SDSL.

DWDM

Dense Wavelength Division Multiplexing

Use of DWDM allows providers to offer services such as e-mail, video, and multimedia carried as Internet protocol (IP) data over asynchronous transfer mode (ATM) and voice carried over SDH. Despite the fact that these formats—IP, ATM, and SDH—provide unique bandwidth management capabilities, all three can be transported over the optical layer using DWDM. This unifying capability allows the service provider the flexibility to respond to customer demands over one network.

EDGE

Enhanced data rates for GSM evolution.

EDGE is a behind-the-scenes technology, pushing GPRS download speeds to above 100 kbps.

Epacity IP-VPN

Connects two or more offices using IP-VPN.

EuroRing

Fiber optic network for the purpose of data and Internet traffic that runs through several European cities.

FlexiStream

Connects various offices to one network, using a flexible bandwidth.

Freephone Services

Toll free numbers.

GPRS

General Packet Radio Service.

Particularly suited for voice, text and images. GPRS is an application that enables data packet switching via the GSM network as well as via the existing voice communication. GPRS will complement the existing CSD (Circuit Switched Data) of the GSM system. GPRS is based on the Global System for Mobile communications.

Gross churn ratio

Gross churn ratio is defined as the number of mobile customers disconnected from our networks and/or switched within our networks between prepaid/postpaid divided by our customer base.

GSM

Global System for Mobile communications.

GSM is a second generation, digital mobile telephone system that is widely used in Europe and other parts of the world to send and receive voice and data.

Hirka network

The traditional backbone network.

HSCSD

High Speed Circuit Switched Data.

IAS

Internet Access Service.

Offers flexible Internet access.

i-mode

Mobile data services originally developed and launched by NTT DoCoMo.

IP-VPN

Internet Protocol – Virtual Private Network.

Offers a secured and private network using IP-based infrastructure.

ISDN

Integrated Services Digital Network.

A worldwide digital communications network evolving from existing telephone services. A standard ISDN connection consists of three channels, i.e. two B channels to carry data and voice at a speed of 64 Kb/s and one D channel to carry control information at a speed of 16 Kbps.

ISO

International Organization for Standardization.

Organization responsible for setting standards and protocols, e.g. for data communications and networks.

ISP

Internet Service Provider.

A company that provides individuals and companies access to the Internet. Therefore, ISP maintains one or more connection points to the Internet for ISP subscribers. An ISP itself can be a subcontractor of an ISP that is connected with an Internet backbone.

Lambda

Our national fiber optic network in the Netherlands.

LAN

Local Area Network.

A LAN is a network designed to move data between stations within a campus.

Market share

The operator’s share in the total customer base in a country.

MDF Access

Main Distribution Frame.

Allows other telecommunications companies to access the local network, enabling them to connect with their customers through our main distribution frame.

MetroRings

Metropolitan Area Networks (MAN).

City-level networks.

MMS

Multimedia Message Service.

MMS is the ability to send messages comprising a combination of text, sounds, images and video to MMS capable handsets.

MPLS

Multi Protocol Label Switching.

Allows customers to classify and prioritize applications over their network according to their own business needs, while providing them with a high level of performance, security and reliability.

MVNO

Mobile Virtual Network Operator.

A mobile operator that does not have its own spectrum, nor its own network infrastructure. Instead, MVNOs have business arrangements with traditional mobile operators to buy minutes of use to sell to their own customers.

NatVan Network

National Value Added Network.

A packet switched network where sender and addressee are known.

NMa

Nederlandse Mededingingsautoriteit (Dutch Anti-trust Authority).

NMa is the Dutch authority responsible for monitoring compliance with anti-trust rules.

OPTA

Onafhankelijke Post en Telecommunicatie Autoriteit (Independent Post and Telecommunications Authority).

Commission established by the Dutch Government for the purpose of monitoring the deregulation of the telecommunications market in the Netherlands.

PDH

Plesiochronous Digital Hierarchy.

PDH (plesiochronous means nearly synchronous) was developed to carry digitized voice over twisted pair cabling more efficiently.

Portal

Platform offering service providers and their customers access to fixed or mobile data services.

PSTN

Public Switched Telephone Network.

Traditional telephone system that runs through copper cables (voice up to 64 Kb/s, data up to 56 Kb/s).

SDH

Synchronous Digital Hierarchy.

A digital technology for synchronous data transmission on optical media at very high speeds (155 Mb/s and higher).

SDSL

Symmetrical Digital Subscriber Line.

SDSL transports only data and no traditional voice. SDSL uses similar speeds for up and download.

SIM card

Subscriber Identity Module card.

A chip card inserted into a mobile phone, which contains information such as telephone numbers and memory for storing a directory.

SMS

Short Message Service.

SMS is a service for sending messages of up to 160 characters to mobile phones that use GSM communications.

Spam

Unsolicited emails, usually to many recipients. Nor a message written for and mailed to one individual known to the sender neither a reply to an email is spam, unless that ‘reply’ is resent endlessly.

UMTS

Universal Mobile Telecommunications System.

One of the major third generation mobile communications systems being developed. UMTS is suited to deliver voice, text, music and animated images. Data can be sent via UMTS at almost the same speed as via ISDN.

VPN

Virtual Private Network.

A virtual network constructed from logic connections that are separated from other users.

VoDSL

Voice over DSL.

Voice hubbing

Voice hubbing is when a fixed-line call to a mobile network within the same country is directed abroad in order to be able to utilize a lower tariff.

WiFi

Wireless Fidelity.

For an explanation, please refer to WLAN.

WLAN

Wireless Local Area Network.

A wireless connection that provides Internet access at the speed of broadband.

CROSS-REFERENCE TO FORM 20-F

PART I

1	Identity of directors, senior management and advisers	N/A

2	Offer statistics and expected timetable	N/A

3	Key information
3A	Selected financial data
	Five year financial summary	223-224
	Exchange rate information	231
3B	Capitalization and indebtedness	N/A
3C	Reasons for the offer and use of proceeds	N/A
3D	Risk factors	46-51

4	Information on the Company
4A	History and development of the Company	12-14
4B	Business overview	16-30
4C	Organizational structure	15,230
4D	Property, plant and equipment	31-35

5	Operating and financial review and prospects
5A	Operating results	52-57, 61-83
5B	Liquidity and capital resources	84-91
5C	Research and development, patents and licenses, etc.	36
5D	Trend information	58-60
5E	Off-balance sheet arrangements	88, 182-184
5F	Tabular disclosure of contractual obligations	88
5G	Safe harbor	5

6	Directors, senior management and employees
6A	Directors and senior management	104-107, 127-128
6B	Compensation	115-124
6C	Board practices	101-108, 125-128
6D	Employees	100, 196
6E	Share ownership	121, 144-150

7	Major shareholders and related party transactions
7A	Major shareholders	112-114, 226
7B	Related party transactions	120,188-191
7C	Interests of experts and counsel	N/A

8	Financial information
8A	Consolidated statements and other financial information	129-213
8B	Significant changes	221-222

9	The offer and listing
9A	Offer and listing details	226-228
9B	Plan of distribution	N/A
9C	Markets	226
9D	Selling shareholders	N/A
9E	Dilution	N/A
9F	Expenses of the issue	N/A

10	Additional information
10A	Share capital	N/A
10B	Memorandum and Articles of Association	101-114, 221
10C	Material contracts	230
10D	Exchange controls	231
10E	Taxation	233-240
10F	Dividends and paying agents	N/A
10G	Statement by experts	N/A
10H	Documents on display	240
10I	Subsidiary information	N/A

11	Quantitative and qualitative disclosures about market risk	177-181

12	Description of securities other than equity securities
12A	Debt securities	N/A
12B	Warrants and rights	N/A
12C	Other securities	N/A
12D	American depository shares	232

PART II

13	Defaults, dividend arrearages and delinquencies	N/A

14	Material modifications to the rights of security holders and use of proceeds	N/A

15	Disclosure control and procedures	107-108

16	Reserved
16A	Audit committee financial expert	103, 105
16B	Code of ethics	109
16C	Principal accountant fees and services	108
16D	Exemptions from the listing standards for audit committees	N/A
16E	Purchase of equity securities by the issuer and affiliated purchases	171-172

PART III

17	Financial Statements	N/A

18	Financial Statements

19	Exhibits	129-222

Colophon

Published by

Koninklijke KPN N.V.

P.O. Box 30000

2500 GA The Hague

The Netherlands

Chamber of Commerce The Hague, registration number 02 04 52 00

Design

Ontwerpbureau Smidswater BNO, The Hague

Typeset and print

PlantijnCasparie, Capelle a/d IJssel

Translation

DBF Communicatie, Alphen a/d Rijn

Coordination and production

Henk Donderwinkel

This is the English translation of the official Dutch 2003 Annual Report. An attempt has been made to be as literal as possible without jeopardizing overall consistency. Differences inevitably occur in translation and in such cases the Dutch Annual Report prevails. It also is the 2003 Annual Report on Form 20F for filing with the Securities and Exchange Commission in the United States.  Cross references to Form 20-F are set out at the end of this document.

Exhibit number	EXHIBITS

1.1**	Articles of Association, dated as of May 14, 2002
2.1*****

Deposit Agreement dated as of November 29, 1994, among the Company, Citibank N.A., as depositary, and the holders and beneficial owners of American Depositary Receipts (including a form of American Depositary Receipt)

2.2*****	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3*****	Amendment No. 1 to the Deposit Agreement, dated as of October 26, 1995
2.4*****

Form of ADN Deposit Agreement among KPN, Citibank N.A., as depositary, and the holders and beneficial owners of American Depositary Notes evidenced by American Depositary Notes Receipts issued thereunder (including a form of American Depositary Note Receipts)

2.5*****	Form of American Depositary Note Receipt (included in Exhibit 2.4)
2.6******

Indenture between Royal KPN N.V. and Bankers Trust Company dated October 4, 2000 relating to $1,000,000,000 8.375% Notes due 2030, $1,750,000,000 8.00% Notes due 2010, $750,000,000 7.50% Notes due 2005, and EUR 1,000,000,000 6.25% Notes due 2005 issued by Royal KPN N.V., on September 27, 2000

2.7****	Indenture between Royal KPN N.V. and Citibank N.A. dated November 24, 2000 relating to EUR 1,500,000,000 convertible subordinated notes due 2005
4.1*****	Shareholders’ agreement among Royal KPN N.V., KPN Mobile N.V. and NTT DoCoMo Inc., governing their relationship as shareholders in KPN Mobile N.V. dated July 12, 2000
4.2*****	Registration rights agreement among Royal KPN N.V., KPN Mobile N.V. and NTT DoCoMo, Inc. dated August 2, 2000
4.3*****	Shareholders’ agreement between Hutchison Whampoa Limited and KPN Mobile N.V. dated July 12, 2000
4.4*	EUR 1,500,000,000 syndicated revolving credit agreement for Koninklijke KPN N.V. dated April 14, 2003
8.1*	List of Principal Subsidiaries
12.1*	Certification of Ad Scheepbouwer, Chairman of the Board of Management and CEO, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Maarten Henderson, Member of the Board of Management and CFO, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this Annual Report.
**

Previously filed as an exhibit to KPN’s annual report for the year ended December 31, 2002 on Form 20-F (Commission file number 1-13980) filed with the Securities and Exchange Commission on March 28, 2003 and incorporated herein by reference.

***

Previously filed as an exhibit to KPN’s annual report for the year ended December 31, 2001 on Form 20-F (Commission file number 1-13980) filed with the Securities and Exchange Commission on March 18, 2002 and incorporated herein by reference.

****

Previously filed as an exhibit to KPN’s annual report for the year ended December 31, 2000 on Form 20-F (Commission file number 1-13980) filed with the Securities and Exchange Commission on April 12, 2001 and incorporated herein by reference.

*****

Previously filed as an exhibit to KPN’s Registration Statement on Form F-3 (Commission file number 333-12744) filed with the Securities and Exchange Commission on October 27, 2000 and incorporated herein by reference, as amended by Amendment Number 1 on Form F-3/A, filed with the Securities and Exchange Commission on November 2, 2000 and as amended by Amendment Number 2 on Form F-3/A, filed with the Securities and Exchange Commission on November 17, 2000.

******

Previously filed as an exhibit to KPN’s annual report for the year ended December 31, 1999 on Form 20-F (Commission file number 1-13980), as amended by Amendment Number 1 on Form 20-F/A, filed with the Securities and Exchange Commission on November 16, 2000 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KONINKLIJKE KPN N.V.

Date: March 10, 2004	By:	/s/ AD SCHEEPBOUWER

Ad Scheepbouwer Chairman of the Board of Management and CEO