Form 20-F/A
period 2002-12-31
KONINKLIJKE KPN N V
filed 2004-05-04
CIK 1001474

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 4, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
OR
☒	Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended: December 31, 2002
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

  •
  2,490,996,876 Ordinary Shares; and

  •
  1 Special Share

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

EXPLANATORY NOTE

        We are filing this Amendment No. 1 to our Form 20-F for the fiscal year ended December 31, 2002 originally filed on March 28, 2003 (the "Original Form 20-F") to amend and restate the disclosure included in Item 15.A. Controls and Procedures to clarify the conclusions regarding the effectiveness of our disclosure controls and procedures. No other information in the Original Form 20-F is amended hereby.

        This report continues to speak as of the date of filing of the Original Form 20-F, and we have not updated the disclosure in this report to speak as of a later date.

ITEM 15.A. CONTROLS AND PROCEDURES

        As of the end of the period covered by this report (December 31, 2002), the Company's management (with the participation of its Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15, section 302 of the Sarbanes-Oxley Act promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

ITEM 19. EXHIBITS

Exhibit Number	Exhibits
1.1******	Articles of Association, dated as of May 14, 2002
2.1***
Deposit Agreement dated as of November 29, 1994, among the Company, Citibank N.A., as depositary, and the holders and beneficial owners of American Depositary Receipts (including a form of American Depositary Receipt)
2.2***	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3***	Amendment No. 1 to the Deposit Agreement dated as of October 26, 1995
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
2.7*****	Indenture between Royal KPN N.V. and Citibank N.A. dated November 24, 2000 relating to EUR 1,500,000,000 convertible subordinated notes due 2005
2.8	Unregistered long term debt instruments representing less than 10% of total assets: KPN undertakes to provide the Securities and Exchange Commission with copies upon request
4.1***	Subordinated note facility between Royal KPN N.V. and BellSouth Corporation dated December 9, 1999 as amended and restated February 24, 2000
4.2***	Subscription agreement among Royal KPN N.V., KPN Mobile N.V. and NTT DoCoMo, Inc. for A shares in KPN Mobile N.V. dated July 12, 2000
4.3***	Shareholders' agreement among Royal KPN N.V., KPN Mobile N.V. and NTT DoCoMo Inc. governing their relationship as shareholders in KPN Mobile N.V. dated July 12, 2000
4.4***	Registration rights agreement among Royal KPN N.V., KPN Mobile N.V. and NTT DoCoMo, Inc. dated August 2, 2000
4.5***	Subscription agreement among Royal KPN N.V., KPN Mobile N.V., Hutchison Whampoa Limited and New Millennium Corp. dated July 12, 2000
4.6***	Shareholders' agreement between Hutchison Whampoa Limited and KPN Mobile N.V. dated July 12, 2000
4.7**	Exchange agreement between Royal KPN N.V., KPN Mobile Holding N.V., BellSouth Corporation and German Mobilfunk Investments, Inc. dated January 30, 2002
4.8**	Third supplemental agreement relating to Series 1 Subordinated Note Facility Agreement between Royal KPN N.V. and BellSouth Corporation dated January 30, 2002

4.9******	EUR 1,750,000,000 syndicated revolving credit agreement for Koninklijke KPN N.V. dated May 17, 2002
8.1******	List of Principal Subsidiaries
12.1*	Certifications required by Rule 13a-14(a) as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002

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

******
Previously filed as an exhibit to KPN's annual report for the year ended December 31, 2002 on Form 20-F (Commission file number 1-13980) filed with the Securities and Exchange Commission on March 28, 2003 and incorporated herein by reference.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KONINKLIJKE KPN N.V.
	By:	/s/AD SCHEEPBOUWER
Date: May 4, 2004		Ad Scheepbouwer Chairman of the Board of Management and CEO

QuickLinks

EXPLANATORY NOTE
SIGNATURES