Form 20-F
period 2004-12-31
KONINKLIJKE KPN N V
filed 2005-03-08
CIK 1001474

As filed with the Securities and Exchange Commission

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004
OR
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

None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as of December 31, 2004, the close of the period covered by the annual report:

•	2,329,399,968 Ordinary Shares; and

•	1 Special Share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	Item 18

ANNUAL REPORT AND FORM 20-F

This publication is prepared in both Dutch and English comprising the full Annual Report and Form 20-F for 2004 of Koninklijke KPN N.V. This document complies with the applicable Dutch regulations. For Dutch statutory purposes, the official English language version of the Annual Report and Form 20-F prevails. It also forms the 2004 Annual Report on Form 20-F for filing with the Securities and Exchange Commission (SEC) in the United States. Cross-references to Form 20-F are set out at the end of this document.

Contents

Profile 5

Mission statement 5

Strategy 5

Presentation of financial and other information 6

Forward-looking statements 6

Key financial figures and workforce 8

Foreword by the Chairman and CEO 10

Information about the Company 15

History and developments 15

Organizational structure 16

Fixed division 17

Mobile division 24

Other activities 28

Property, plant and equipment 29

Research and development 33

Intellectual property 33

Regulatory developments 34

Risk factors 40

Operating results 45

Consolidated Results of Operations 45

Segmental Results of Operations 49

Other Consolidated Results of Operations 64

Liquidity and capital resources 65

Critical Accounting Policies and Estimates 71

Corporate Social responsibility 77

Corporate Governance 79

Remuneration Report 93

Report by the Supervisory Board 103

Financial statements 109

Report of Independent Auditors 112

Consolidated Statement of Income 113

Consolidated Balance Sheet 114

Consolidated Cash-Flow Statement 116

Statement of Changes in Shareholders’ Equity 117

General Notes to the Consolidated Financial Statements 118

Notes to the Consolidated Statement of Income 124

Notes to the Consolidated Balance Sheet 140

Notes to the Consolidated Cash Flow Statement 150

Notes to the Statement of Changes in Shareholders' Equity 155

Financing 158

Commitments, contingencies and legal proceedings 166

Related party transactions 170

Segment Reporting 173

Information on US GAAP 178

Corporate Statement of Income 196

Corporate Balance Sheet 197

General Notes to the Corporate Financial Statements 199

Notes to the Corporate Balance Sheet 200

Other information 202

Five-year summary 204

Information per quarter 207

Information about the KPN share 208

Dividend policy 209

Additional information for shareholders 213

Glossary of terms 224

Cross-reference to Form 20-F 228

Back to content

PROFILE

KPN offers telecommunication services to both consumers and businesses. The company's core activities are telephony and data services through KPN's fixed network in the Netherlands, mobile telecom services in Germany, the Netherlands and Belgium and data services in Western Europe. KPN is the market leader in the major segments of the Dutch telecom market. Through E-Plus in Germany and BASE in Belgium, KPN has number-three positions in the mobile markets of these countries.

As at December 31, 2004, we served 7.4 million fixed-line subscribers and 1.6 million Internet users in the Netherlands as well as 17.2 million mobile customers in Germany, the Netherlands and Belgium. KPN employed 31,116 individuals as of the same date.

KPN was incorporated in 1989. Its shares are listed on Euronext Amsterdam and the stock exchanges of New York, London and Frankfurt. The credit ratings at February 25, 2005 were A- with stable outlook (Standard & Poor's) and Baa1 with stable outlook (Moody's).

Mission statement

'We are committed to providing a portfolio of modern, high quality telecommunications services to our customers. We want to help our customers to achieve their goals and to enrich their lives, whether for business or pleasure'.

We believe this approach will lead to satisfied customers, providing the basis for profitable growth and value creation for our shareholders.

We believe that service quality and customer satisfaction will only flourish if our employees are motivated to provide the best possible service to our customers.

We are conscious of our responsibilities and are accountable for our performance to all stakeholders.

Strategy

The Netherlands, KPN's key market, continues to be one of the most competitive market places in Europe. KPN has successfully maintained its leadership positions in all key segments. Many competitors are trying to carve a position for themselves by offering new services such as VoIP and Triple Play (Internet, voice and television). In the Mobile business, the offering of mobile data services through 3G networks is being accelerated by mobile operators. As the migration from traditional to new services is progressing across the telecommunications spectrum, it is KPN's dual challenge to develop new services as well as to sustain its leadership positions in the 'old' markets.

KPN's long-term success will be dependent on its ability to satisfy customer needs better than any competitors and to differentiate itself in the consumer's mind. As customers are increasingly looking for access to communication, information and entertainment everywhere and at any time, the boundaries between fixed and mobile communications are disappearing. It is KPN's challenge and commitment to make the customer experience a fulfilling one with seamless, easy access and user interfaces.

In 2005, KPN will make significant steps to further strengthen its positions in a maturing IP governed market.

In our Fixed business, we adopt a threefold strategy:

  attacking the market for new communications services to establish leading positions that will deliver attractive long-term financial returns;

  defending the traditional services to maintain our leading share of declining markets; and

  exploiting our leadership of both the traditional and new services markets in order to achieve a cost structure that is unrivalled by our competitors and which will represent a source of significant sustainable competitive advantage.

New services that we will be launching in 2005 include VoIP, Mobile TV and Video on Demand over ADSL. KPN will continue to offer Triple Play services (voice, internet and TV). Also in 2005, KPN will upgrade its ADSL network to ADSL2+. Further rollout of the digital TV network to reach national coverage will be realized in 2005 and 2006. An all IP access network pilot will be conducted, which may herald the complete rationalization of our network.

In the Mobile business we will continue to focus on expanding our customer base with appealing propositions with the aim to increase our revenue market share. We will continue to invest in the expansion of our UMTS networks. UMTS brings higher download and upload speeds, which makes video messaging, and music and video downloading possible.

In the Netherlands, we aim to remain the undisputed market leader, offering appealing propositions to our customers with the KPN and Hi brands.
In Germany, E-Plus continues its growth path with highly attractive and innovative tariff offerings. Focus will remain on the post paid and business markets.
BASE, our brand in Belgium, distinguishes itself with an innovative marketing approach, makes specific offerings to communities and further developing its position through partnerships and MVNO agreements.

In all we do, we keep the customer needs in mind. Only if we manage to maintain customer satisfaction to the highest standards, we will be able to reach our strategic goals.
Our progress in this respect has been significant and very encouraging.

New technology offers opportunities to achieve structurally lower network costs. Also, new technologies will require less people and different capabilities. Therefore, further restructuring will remain necessary in the coming years. KPN will rise to the challenge of transforming the industry and will not slow the pace of change. Instead it will lead change from the front and from a position of strength.

Presentation of financial and other information

In this Annual Report and Form 20-F (referred to hereinafter as 'Annual Report'):

  ‘KPN’ refers to Koninklijke KPN N.V.;

  ‘We’, ‘us’, ‘our’, the 'Company', the ‘Group’ and similar terms refer to KPN and any or all of its subsidiaries and joint ventures as the context requires;

  ‘E-Plus’ refers to E-Plus Mobilfunk GmbH & Co. KG, a limited liability partnership, and any or all of its subsidiaries as the context requires;

  ‘KPN Mobile’ refers to KPN Mobile N.V. or KPN Mobile Holding B.V. and any or all of its subsidiaries as the context requires;

  ‘BASE’ means BASE N.V./S.A.;

  'SNT' means SNT Group N.V. and any or all of its subsidiaries as the context requires; and

  ‘NTT DoCoMo’ means NTT DoCoMo, Inc. and any or all of its subsidiaries, as the context requires.

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

Our market share in traditional voice is defined as our share in the total traffic volumes. These figures are based on externally available market data, which may not be completely accurate.

Our market share in Internet is defined as the total number of our KPN ISPs' active smallband and broadband Internet users as percentage of the total number of active Internet users (including cable). These figures are based on externally available market data; we cannot verify for accuracy.

Our market share in consumer broadband is defined as the total number of our ADSL broadband connections as percentage of total consumer broadband connections, which consist of ADSL competitors and broadband via cable. These figures are based on externally available market data; we cannot verify for accuracy.

Customer figures for our mobile network operators consist of the number of end users recorded as of the end of a reporting period. These figures include data-only and PC connections as well as connections for machine-based traffic. The customer base also comprises inactive prepaid users, who have had neither incoming nor outgoing traffic during a three-month period, but have not met the disconnection criteria (mostly 12 months of inactivity). We define mobile market share as our mobile network operators' share in the total mobile customer base of the respective countries. Other mobile network operators may calculate their number of customers differently than we do, which may affect the comparability and accuracy of data.

ARPU is the sum of connection fees, monthly fixed subscription revenues, traffic revenues and, for E-Plus, gross service provider revenues less related discounts during a one-month period, divided by the average number of customers during that month. Gross service provider revenues represent revenues generated by third-party providers. We account for the net part as gross service provider revenues. Gross service provider revenue is mainly generated by E-Plus.

Details of key exchange rates used in the preparation of this Annual Report are given elsewhere in this document together with Noon Buying Rates in New York for the equivalent periods.

Forward-looking statements

We have made forward looking statements in this Annual Report. These statements are based on our beliefs and assumptions and on information currently available to us. They include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance or expense improvements and the effects of future legislation or regulation.

Forward looking statements include all statements that are not historical facts and can be identified by the use of forward looking terminology such as the words ‘believe,’ ‘expect,’ ‘plan,’ ‘intend,’ ‘anticipate,’ ‘estimate,’ ‘predict,’ ‘potential,’ ‘continue,’ ‘may,’ ‘will,’ ‘should,’ ‘could’, ‘shall’, or the negative of these terms or similar expressions. Examples of forward looking statements include but are not limited to:

  telecommunication usage levels and market conditions, including the number of telephone access lines, traffic patterns (including Internet usage) and customer growth;

  competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and our ability to retain market share in the face of competition from existing and new market entrants;

  regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, electromagnetic field strengths of mobile transmission equipment, customer access and international settlement arrangements, and legal and regulatory proceedings and investigations;

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

  the amounts of future capital expenditures;

  our dependence on and relationship with suppliers;

  the timing of the rollout of Universal Mobile Telecommunication System (UMTS) networks and other new, enhanced or upgraded networks, systems, products and services, and their performance and impact on our financial position;

  the availability, terms and deployment of capital;

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

  uncertainties associated with developments related to the International Financial Reporting Standards (IFRS), as well as with developments related to US GAAP;

  general economic conditions, government and regulatory policies, and business conditions in the markets we and our affiliates serve; and

  risks related to information and communication technology systems generally.

Forward looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward looking statements. No undue reliance should be put on any forward looking statements. Unless required by applicable law or applicable rules of any stock exchange on which our securities are listed, we have neither the intention nor an obligation to update forward looking statements after distribution of this Annual Report.

Key financial figures and workforce

OPERATING REVENUES

OPERATING RESULT

PROFIT OR LOSS BEFORE TAXES

PROFIT OR LOSS AFTER TAXES

NET CASH FLOWS

CAPITAL

RATIOS

PER-SHARE INFORMATION

WORKFORCE

ANNUAL HIGH AND LOW CLOSING PRICES OF OUR ORDINARY
SHARES ON EURONEXT AMSTERDAM AND OUR ADSS ON
THE NEW YORK STOCK EXCHANGE

Back to content

FOREWORD BY THE CHAIRMAN AND CEO

Typical of the telecommunications industry is the series of 'slow-motion revolutions' it has experienced. Following the breakthrough of Internet, mobile and broadband, today finds us on the threshold of the IP revolution. The traditional switched telephony network is being transformed into a broadband network, based on Internet protocol (IP). For numerous applications, IP is fast becoming the standard, not only for web surfing and email, but also for data communications and telephony.

Our revenues from traditional services are under increasing pressure. That is the field of innovative forces we find ourselves in the middle of: old making way for new. A process affecting every industry, but in ours, the pace is faster. KPN embraces change, and even leads the way, where it can. At the moment, our company is going through a transformation.

FINANCIAL RESULTS IN 2004

Net profit in 2004 amounted to EUR 1.5 billion. This was EUR 1.2 billion lower than in 2003. In that year, however, net profit included book gains of EUR 0.7 billion, and our agreement with the Dutch tax authorities resulted in a gain of EUR 1.1 billion.

Profit before tax in 2004 amounted to EUR 1.8 billion. This was EUR 400 million down on 2003, which included the aforementioned EUR 0.7 billion book gains. Notable developments were:

  we showed a small decrease in net sales. A decrease in our Fixed business was nearly entirely compensated by growth in our Mobile business;

  operating result, excluding the EUR 0.7 billion book gains, was stable;

  our cash flow from operational activities reached EUR 4.0 billion in 2004, broadly on level with the 2003 figure of EUR 4.1 billion.

Overall 2004 was a satisfactory year.

Our 2004 figures show that the migration from traditional to new services is continuing. This explains the marginal drop in net sales. Viewing the underlying results, we see rapid decline and rapid growth side by side. With traditional telephony revenues fast diminishing, broadband and our mobile activities abroad are posting spectacular growth. This faces us with a double challenge. We are investing in new services, such as broadband Internet (DSL) and IP VPN, mobile broadband (UMTS), digital TV and VoIP (calling via the Internet). At the same time, however, we need to deliver compelling cash flow and profitability.

The consequences of the migration from traditional to new services are particularly visible in the results of the Fixed division. Total operating revenues dropped by 6.4%. Several factors caused this. To begin with, there was a negative effect due to declining MTA tariffs, which flows through our P&L in the Fixed division with no impact on the bottom line. Also, more and more households are choosing to use mobile phones only. From 8% in 2003, their percentage had gone up to 12% at year-end 2004. Growth in the broadband penetration led to a significant decrease in dial-in Internet traffic. In the business market, meanwhile, the number of leased lines fell by 16% to under 60,000. Finally, two major projects that generated the bulk of their sales in 2003, Tetraned and Mobirail, contributed less in 2004.

We proved in 2004 that we can hold our ground against Carrier (Pre)Select (CPS) providers. The rate at which our market share is declining is decreasing. We achieved this by doubling our direct marketing efforts and our call centers, our stores and also our technicians have all participated in win back programs. Residential and business customers were offered loyalty discount packages (‘BelPlus’ and ‘BelZakelijk’). At year-end 2004, 1.4 million consumers (that is 26% of all our residential customers) had a ‘BelPlus’ package. Of our business customers, 17% used ‘BelZakelijk’.

In 2004, we connected a new ADSL customer about every 20 seconds each working day. Our Internet service providers (ISPs) attracted a total of 468,000 new broadband users. The number of ADSL (including direct ADSL) subscriptions of our ISPs surged from 468,000 at year-end 2003 to 936,000 at the end of last year. Our share in the total consumer broadband market (including cable) expanded from 39% at year-end 2003 to 44% a year later (including ADSL connections not supplied by our own ISPs); we made a number of smaller acquisitions of existing broadband providers in order to expand our customer base.

Services to business customers show the same pattern of transformation. Many companies and organizations with intensive data traffic increasingly use lower cost Internet technology, and are making the switch from traditional analog and digital leased lines to IP VPN networks. By the end of 2004, 1,409 business customers did so, against 807 in the year before. The number of IP VPN connections consequently grew from 16,000 at year-end 2003 to over 30,000 at year-end 2004.

The Mobile division’s net sales in 2004 were up 6.2%. In the Netherlands, net sales fell by 4.3%, mainly due to the reduction of the tariffs charged for terminating calls on the mobile networks. The Dutch mobile market remains fiercely competitive. At the half-year point we changed tactics and took a stand announcing that we would not tolerate further market share loss. We repositioned our Hi brand, and redoubled distribution efforts, in particular in external distribution channels. This has paid off. In the second half of the year, we regained lost territory, ending the year with an estimated market share of 40%, well ahead of all the other players in the market.

The net sales decline in the Netherlands was more than offset by robust growth in Germany and Belgium, where our operators E-Plus and BASE posted net sales increases of EUR 311 million (+14%) and EUR 104 million (+33%) respectively.

E-Plus gained 1.3 million new customers. Its 9.5 million customers at year-end 2004 constituted an estimated market share of 13.3%. The 9 million-mark set as target for year-end 2004 had already been passed in the third quarter. Of the company’s new customers, 65% chose a postpaid subscription, improving the postpaid-prepaid mix of the E-Plus customer base.

BASE, though still relatively small in scale, also posted very good results for 2004. The company has succeeded in establishing a differentiated offer in the consumer mind. Under the BASE brand we are focusing on eye catching pricing schemes and promotions targeting the broad consumer market. For specific market segments (e.g. the Turkish community) this is combined with tailor-made solutions. The company achieved an astonishing 31% increase in its customer base to 1.6 million customers, whilst at the same time gradually increasing ARPU. BASE’s estimated market share expanded to over 17%.

Cost reductions are a key component of future success and we announced various reorganizations in 2004, most of which will be implemented in 2005. We believe there are more opportunities to pursue further improvements of our cost base by reducing the complexity of the network through the implementation of an all IP network, rationalization of IT and simplification of the Group structure.

STRATEGY

We believe that long term our success will be dependent on our ability to satisfy customer needs better than our competitors and our ability to differentiate ourselves in the consumer mind. Our slogan in the Netherlands is ‘always in touch’, a brand promise that puts the customer experience first.

We have adopted ‘Personal’, ‘Simplicity’ and ‘Trust’ as our core values. They express an ambition. An ambition to ensure that our customers can rely on us. To make the technology simple. To be a service-oriented company that puts customer satisfaction center stage.

It is our challenge to make the underlying technology seamless and simple. DSL, GPRS, VDSL, UMTS, Wi-Fi, WIMAX, VoIP are just a few of the host of acronyms signposting just as many innovations. We are and will be making the most of them. They provide us with new and better ways to fulfill our long-time promise, ‘always in touch’. Thanks to these innovations, our customers face fewer limitations in terms of time and place.

The basis of our services is our fine-meshed and increasingly IP-based network. IP is destined to become the bonding element in ICT domains and the bedrock of fixed and mobile telecommunications. In future, our customers will not even know if they are using a 'fixed' or a 'mobile' network. They can work wherever and whenever they want, without worrying about which access technology (ADSL, GPRS, Wi-Fi or UMTS) they are using. And when they are ready to relax, they can. KPN will be offering the entire spectrum: Internet, television, fixed and mobile telephony. In other words, we will provide more quality, more choice and especially more fun.

Fixed division's plans

Thanks to the existence of competing networks and competitors being spurred on by an active regulator, the Dutch wireline market is the most competitive market in Europe.

Going forward we expect new capabilities of our large existing competitors to unfold. We expect incipient competitors to start flexing their muscles. We believe that 2005 is going to be a key year. VoIP is finally maturing as a technology. All the main competitors are taking VoIP and Triple Play initiatives.

We intend to rise to the challenge and believe we are well equipped to do so. We command leading positions in the broadband market as well as in the fixed and mobile voice markets. Our access to the DVB-T network has brought us an entry into the TV market, giving cable operators a new flank of competition to worry about. We have strong brands with nationwide presence and thanks to relentless efforts in recent years we enjoy high customer satisfaction and loyalty. We have an established track record as a wholesale partner of choice. We are also more efficient than ever before, setting the bar on most dimensions in Europe.

Going forward, our strategy in the Dutch wireline market is threefold:

  attacking the market for new communication services to establish leading positions that will deliver attractive long-term financial returns;

  defending the traditional services to maintain our leading share of declining markets;

  exploiting our leadership of both the traditional and new services markets in order to achieve a cost structure that is unrivalled by our competitors and which will represent a source of significant sustainable competitive advantage.

The key initiatives in 2005 will comprise the following:

  attack by launching VoIP into the consumer market, and by rolling out ADSL 2+. In addition, the TV network will be expanded and we will launch new services to enhance the consumer experience;

  defending our traditional business by ongoing win backs and loyalty actions;

  exploiting leadership into the lowest cost base by ongoing rationalization and new bold initiatives toward and all IP backbone and IT simplification. In addition the Fixed Division will be part of a group-wide simplification program.

We will lay the groundwork for an even more radical change in our network with an all IP access network pilot, which, if successful, will signal the complete rationalization of our access network.

Mobile division's plans

Mobile phones have become a fact of life. We still see much growth potential, especially in our international markets Germany and Belgium. In addition, the Mobile division seeks growth by encouraging more intensive use of data services. One way we intend to do this is by offering our business customers improved tailor-made solutions. Also, like last year, we intend to invest in the expansion of our UMTS networks. UMTS offers significantly higher download and upload speeds, enabling person-to-person video messaging and music and video downloading. As mobile use of laptop computers and Personal Digital Assistants increases and more advanced handsets penetrate the market, we will be able to offer these services at attractive rates.

In the Netherlands, we have clearly shown our commitment to remain the undisputed leader through a revitalization of our commercial strategy. We will continue to develop appealing propositions under our two brands, KPN and Hi. In addition, we strive for maintaining deeper customer relationships in order to minimize churn.

In Germany, our market penetration is increasing rapidly. E-Plus intends to maintain its growth course by pushing ahead with highly attractive and innovative tariff offerings, targeting for a larger share of the total voice market. To an increasing extent, these are geared towards attracting high usage customers, and stimulating usage. With over 9.5 million customers, maintaining customer loyalty will become increasingly important for E-Plus. Critical factors in this respect are the range of products and services, but also the transparency of its propositions. In 2005, E-Plus will continue with its focus on the postpaid and business market. In 2005 further investments will be made in both the GSM and UMTS networks.

As for E-Plus, we aim to turn BASE into a long-term profitable player. To reach that goal, BASE will continue its growth path with its simple, distinctive offers under its own brand in addition to niche propositions, partnerships and MVNO deals. The company’s straightforward promotions have proven to attract new customer groups. The fixed-to-mobile transition is a cornerstone of its commercial policy. Also for BASE, further investments in the network are key to further growth.

CUSTOMER SATISFACTION

We are fully aware that we can only achieve our aim of market leadership if customer satisfaction remains our top priority. Our progress in this respect has been significant. Two years ago, the Fixed division scored an overall satisfaction rate of 68%. At year-end 2004, this had risen to 78%. KPN Mobile the Netherlands increased customer satisfaction to as much as 89%.

We devote special attention to business customers. We have made it easier for them to reach us by reducing the number of customer entry points. Business customers and business partners have a single point of entry for the entire KPN portfolio. There, we start by taking the problem off the customer’s hands, and then solve it. On February 1, 2005, the business relocation service was launched, which facilitates the relocation of all telecommunications facilities for customers moving to new premises.

To summarize, in the Netherlands we will maintain our market position by modernizing our portfolio. We will focus on increasing customer satisfaction and continue our efforts to cut costs. Both E-Plus and BASE will aim for growth of their customer base, revenues and market share.

REGULATORY DEVELOPMENTS

Meanwhile, the rapid pace of change in the market is setting a demanding challenge for the regulators. The new Telecommunications Act adopted in 2004 is a case in point. Already, some of the definitions used for telecommunications markets are obsolete. References are made to telephony, cable and broadcasting, as if these are the most important ICT services. The latest trends contradict this. Young people spend most of their 'ICT time' on services like MSN and SMS. Telecommunications operators are now in fact competing with players such as Microsoft and Yahoo, providers of the new communications services. This is where competition is really heating up, something that regulators and legislators will have to take on board.

Nor does the regulatory framework adequately address the latest business models and tariff structures. In 2004, KPN submitted a proposal to OPTA concerning flat fee bundles for end users. Customers appreciate the simplicity of one flat fee for the calls they make every month. KPN’s rivals already offer such packages. OPTA is blocking KPN’s initiative, however, on grounds that existing rules do not provide for flat fees. Although our opinions differ considerably, KPN is keen to maintain open and transparent communications with OPTA.

SOCIAL RESPONSIBILITY

In 2004, we offered all schools in the Netherlands free broadband Internet for a period of three years. Over 8,000 schools took up our offer. KPN is also involved in several groundbreaking projects in the healthcare sector. One is related to 'remote diagnosis'. The idea is to give cardiologists a virtual seat in the back of ambulances, so that they can take life-saving decisions. Images and data (such as ECGs) are sent by GPRS and UMTS from the ambulance to the cardiologist. On the basis of these, he decides what treatment is needed and where this can best be given. The sooner a cardiologist can make an informed decision, the better. We learn a great deal from all these projects. What they make clear at any rate is that telecommunications has a real contribution to make in solving major problems. And that it will have even more to contribute in the future.

SHAREHOLDER RETURNS

2004 was the first year since 2001 in which we were able to pay a dividend, based on 2003 earnings. At the publication of our 2003 annual results, we expressed our intention of returning all excess cash to shareholders, in the form of dividend and share buy-backs. We were quick to keep our promise: in 2004 we allocated a total of EUR 1.8 billion or almost 80% of our free cash flow. We intend to maintain this policy of returning excess cash. Over 2004, we will propose to the Annual General Meeting of Shareholders a dividend payment of EUR 0.35 per share (exceeding our initial guidance of EUR 0.20), of which EUR 0.08 was paid out as interim dividend in August. For the medium term, we intend to pay out a regular dividend of between 35 to 50 percent of annual free cash flow, defined as cash flow from operating activities minus capex. In addition, we intend to continue with further share repurchases, at a price, which enhances the value for the remaining shareholders. KPN shares outperformed the AEX index in 2004, with a 14% gain against the AEX index’s 3%.

A FINAL WORD

Even more than the advent of mobile telephony, Internet or broadband, the current IP revolution is bound to trigger a series of fundamental changes. We see it as our duty to be fully prepared for them. This requires a focus on long-term growth rather than short-term profitability. In the all-IP world, many things that are currently complex and expensive will become simpler and cheaper. This means that we will be able to deliver our services with considerably fewer people. Major job losses are unfortunately inevitable. Providing honest and full information on these measures is something we feel we owe to our stakeholders - customers, employees, shareholders and bondholders alike. One thing is certain: we cannot and will not slow down the pace of change. On the contrary, we want to lead this change from the front and from a position of strength. KPN is determined to maintain its market leadership and continue to pioneer in service innovation. That is why we are starting to work on tomorrow's agenda today. There is no better way we can serve the interests of our customers, our employees and our shareholders and bondholders.

Ad Scheepbouwer

Back to content

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

KPN was incorporated with two main subsidiaries: PTT Telecom B.V., offering telecommunication services, and PTT Post B.V., serving as the primary postal company in the Netherlands. In the period from incorporation until the listing of our shares on Euronext Amsterdam in June 1994, the State of the Netherlands was our sole shareholder. At the end of 2004, the State held 20.69% of our outstanding shares. In January 2005, the State sold part of its interest and currently holds 14.25%.

The demerger of our mail, express and logistics business operations to TNT Post Group (TPG) was completed on June 28, 1998, with retroactive effect from January 1, 1998. The demerger resulted in the transfer of approximately EUR 1.6 billion of our equity to TPG.

In November 1999, we transferred our mobile business to a separately incorporated subsidiary, KPN Mobile N.V. KPN Mobile issued new shares to NTT DoCoMo in August 2000, as a result of which NTT DoCoMo held a 15% interest in KPN Mobile. In connection with a financial restructuring of KPN Mobile in December 2002, NTT DoCoMo elected not to exercise its anti-dilution rights, resulting in a decrease of its interest to 2.16%.

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

Following the purchase of UMTS licenses and the acquisition of E-Plus in Germany, KPN initiated a refinancing program. The refinancing included share offerings in 2000 and 2001 and the sale of non-core assets, including our 21% interest in the Irish telecommunications operator eircom (November 2001), our 22.28% interest in the Indonesian mobile operator Telkomsel (December 11, 2001), our 44.66% interest in Pannon GSM in Hungary (February 4, 2002), Telefoongids Media B.V. (February 13, 2003), our 16.33% interest in Ukrainian Mobile Communications (February 28, 2003) and our direct and indirect interest of 6.48% and 13.8% respectively in Český Telecom (June 16, 2003 and December 8, 2003).

Our activities are concentrated in the Netherlands, Germany and Belgium.

For the financial impact of our recent major asset disposals, please refer to the section titled 'Sale of activities and assets', under ‘Operating results–Overview’.

Back to content

Organizational structure

The overview below reflects our organizational structure as of December 31, 2004.

Board of Management
Corporate Center
KPN Services
Fixed division
Fixed Networks
Fixed Telephony
Carrier Services
Broadband
SNT
XS4ALL
KPN TV 1)
Planet Media Group
Fixed Network Operator
KPN.com 2)
Business Solutions
Connectivity
Integrated & Managed Solutions
KPN EnterCom
Mobile division
E-Plus
KPN Mobile The Netherlands
BASE
Other activities
KPN Sales (including External Distribution) 2)
KPN Retail 2)
Xantic
Infonet 3)
PanTel 4)
EuroWeb 4)

1) KPN TV is regarded as a business unit as from January 1, 2005

2) Distribution channel

3) Infonet was sold on February 25, 2005

4) In the process of being sold

In 2004, the first steps were taken within the Fixed division to change to structure its activities around the following customer groups and operations: Consumer, Business and Wholesale & Operations. Further, KPN has embarked on a comprehensive program to achieve a structurally lower cost base by – amongst others - simplification of the Group structure.

As from January 1, 2004, we transferred KPN EnterCom from Other activities to the Fixed division. In addition, we also transferred the distribution channel for personal sales, KPN Sales (including External Distribution), from the Fixed division to Other activities. Within the Fixed division, various activities were transferred within Fixed Networks as well as Business Solutions. Within Business Solutions, we have divided our activities into three new business units (Connectivity, Integrated & Managed Solutions and KPN EnterCom).

The new business unit Connectivity consists of the former business units:

  Transmission Services;

  KPN EuroRings; and

  the IP-VPN (Epacity) and Internet Access activities from IP Services.

Integrated & Managed Solutions contains the former business units:

  Integrated Solutions;

  Managed Application Services; and

  the MVPN activities from IP Services.

The remaining activities of former business unit IP Services were integrated into the new business unit Broadband (ADSL) and subsequently transferred from Business Solutions to Fixed Networks.

For more information, please refer to the section titled 'Legal Structure', under 'Additional information for shareholders', elsewhere in this Annual Report.

Fixed division

In prior years we described our business based on our reporting structure (by line of business). As we are currently in the process of changing our organizational structure, we describe the business based on our products and services we offer. In the Operating Results section we report by business line consistent with our reporting structure.

We offer voice and data services through our fixed network in the Netherlands and data services in Western Europe. We are the leader in the traditional Dutch market segments, such as switched voice communication and leased data lines, and are actively growing our market share in the new IP and DSL markets.

Growth of revenues is a key challenge for all players in the industry, in particular for KPN as an incumbent operator in a very competitive market. These new services are generally rendered at lower tariffs and the revenues of these new growth areas did not entirely compensate for the decline in the traditional services.

In order to counter these developments, our strategy in the Dutch fixed-line market is threefold:

  attacking the market for new communication services to establish leading positions that will deliver attractive long-term financial returns;

  defending the traditional services to maintain our leading share of declining markets;

  exploiting our leadership of both the traditional and new services markets in order to achieve a cost structure that is unrivaled by our competitors and which will represent a source of significant sustainable competitive advantage.

To fulfill our ambitions, the Fixed division is improving its position in the broadband market through intensive subscriber acquisition programs and by developing new, attractive, customer-focused broadband communication services (like ADSL, Voice over IP, IP-VPN, and KPN TV), as well as by offering improved bundled packages and services.

We have embarked on a comprehensive program to achieve a structurally lower cost base by reducing the complexity of the network through the implementation of an all IP network, rationalization of IT and simplification of the Group structure. Over the next five years, we expect substantial reductions in staff (including the earlier announced restructuring of EnterCom and IT operations).

The introduction of KPN TV services in October 2004 forms part of our 'Triple Play' strategy for the consumer market to offer our customers a combination of TV, Internet and telephony services. Another important element is the development of new voice services like Voice over IP (hereafter VoIP) and Voice over DSL (hereafter VoDSL). Broadband penetration in the Netherlands is among the highest in Europe. With respect to our traditional voice services, we are focusing on customer retention through win-back programs and innovative bundling. We are conducting win-back actions through many different channels, including our own technicians.

In the business market, the number of leased lines decreased steadily during 2004 as a result of the strong uptake of broadband services such as IP-VPN. In 2004, competition in IP-based connectivity for the business market further intensified. Therefore, we focus on enriched communication combined with services designed to increase productivity and efficiency. Migration of corporate clients to an all-IP environment and managed and hosted IP telephony are examples of future offers. Our international portfolio (EuroRings), in particular, is competing in a market with excess capacity and, consequently, declining prices.

Recently, an independent review of inappropriate discounts given to certain customers of our Fixed division was completed. For further information, refer to 'Operating results – Segmental Results of Operations – Fixed division – Discounts investigation'.

WHAT WE SELL
The Fixed division generates revenues primarily from retail and wholesale access services on the Dutch fixed network, local, national and international telephony as well as Internet services for both the Dutch residential and business markets. Our Fixed division also generates revenues from providing integrated wholesale transmission services. Several tariffs of both retail and wholesale services are subject to regulatory approval by OPTA, the regulatory body for the telecommunication industry in the Netherlands.

Our products and services can be grouped in products and services relating to access, traffic, digital TV, wholesale services and business related solutions.

Access

Voice Telephony
KPN offers fixed-line telephony access services through analog (PSTN) and digital lines (ISDN). Each PSTN line provides a single telecommunication channel, whereas ISDN access lines offer 2, 15, 20 or 30 channels (depending on the type of ISDN connection). Using ISDN, a single line can be used for a number of purposes at the same time, including voice, data, Internet and facsimile transmission.
The revenues from these access services consist principally of subscription fees charged bi-monthly to customers. Total net sales from connections, for which we charge a one-off connection fee and subscriptions, depend on the number of new connections and customer lines, the percentage of 'do-it-yourself' packages (which have lower connection fees), the mix of the customer base (fees for digital lines are higher than for analog lines) and fees charged for our services.

In the traditional voice access market we are the largest provider, but experience continued competitive pressure. In the consumer market there is competition from mobile-only solutions and cable telephony. As of December 31, 2004, about 12% of Dutch households have only a mobile phone (compared to 8% as of December 31, 2003). About 4% of the households use analog cable connections for telephony. In all, the number of PSTN and ISDN lines continued to decline during 2004. As of December 31, 2004, we supplied approximately 7.43 million PSTN and ISDN connections to customers (compared to 7.68 million as of December 31, 2003).

We are also focusing on voice services through new technologies such as VoIP and VoDSL, in order to offer our customers enriched forms of communication rather than just traditional voice. Voice over IP is a voice application on an IP-network, either the public Internet or a closed or private IP-data network. We are preparing a bundled offer of a broadband IP-connection with IP-applications like VoIP, Internet and videocalling in the second quarter of 2005, subject to regulatory approval. Voice over DSL is a voice application on an ATM-DSL-connection in the first mile, which is then transferred into the regular PSTN-network for further transport.

We believe that our home market is one of the most competitive telecommunication markets in Europe, primarily due to the early liberalization of the telecommunication sector in the Netherlands. Carrier (Pre)Select operators have a significant presence in the Netherlands. Our major competitors in this field are Tele2 and Pretium, which target the residential and small and medium-sized enterprises markets. During 2004, cable operators like UPC and Multikabel introduced VoIP. We also compete with VoDSL competitors such as Colt and Versatel. Several fixed network operators (e.g., Versatel, BT, bbned and MCI) are also active in the Netherlands with their own networks. They focus mainly on business customers and offer a wide range of services, such as access, voice, data and bandwidth services.

Internet
As part of our strategy to increase our market share in the broadband Internet market, we offer a range of DSL access variants and supplementary services for the consumer and small business markets. This strategy is important to us, because we expect that in the near future DSL lines will be used not only for Internet, but also for voice and TV-services. Therefore we are actively migrating Internet dial-in customers to broadband access. We offer customers broadband access through 'Direct ADSL', Planet Media Group and XS4ALL. Planet Media Group consists of two ISPs: Het Net and Planet Internet.

The total number of KPN ADSL connections increased by 85% from 746,000 at the end of 2003 to 1,381,000 at the end of 2004, representing 44% of the total consumer broadband market in the Netherlands including broadband offered by cable operators (December 31, 2003: 39%).

The number of broadband subscribers of our three ISPs and Direct ADSL increased from 468,000 as of December 31, 2003 to 936,000 as of December 31, 2004. This increase is a result of intensive acquisition programs and the introduction of Direct ADSL (which offers a direct ADSL connection without using an ISP) and 'ADSL Tijdsurfen' (a combination of a low monthly subscription fee and a charge per minute of use).

Subscribers using ADSL by KPN receive additional savings on premium services and have access to specific broadband services. Subscriptions at (introductory) discounts are offered, in order to gain market share. In February 2004, we increased the ADSL transmission rate. Competition in the ISP market remains strong. Our main competitors in the ISP market are Chello, Tiscali, Wanadoo, Zonnet and @home. Our ADSL coverage in the Netherlands increased from 97% at the end of 2003 to 99% at the end of 2004.

We are building on our existing customer base and on the strength of our brand names in the Netherlands. We charge our ADSL Internet customers a monthly subscription fee that comprises two parts: the ISP charges the customer the fee for Internet use while the use of the infrastructure is charged directly to the customer by our Broadband business unit, the supplier of the infrastructure. Additional services are charged per service through the ISP. All customers of our ISPs are paying Internet subscribers.

Apart from broadband ADSL services, we offer smallband Internet dial-up services: Internet dial-in both to customers of our own ISPs as well as to customers of third party ISPs (via so-called 0676 numbers). As a result of the migration of dial-in customers to broadband offerings, our Internet dial-up access minutes are rapidly decreasing. In 2004, our ISP Het Net responded by introducing 'ADSL Tijdsurfen', broadband Internet access at a low monthly subscription fee and a charge per minute of use. As of December 31, 2004, we still had in total 691,000 dial-in subscribers in the Netherlands (2003: 1,072,000). Our own ISPs charge our dial-in Internet customers a fixed fee per month and a charge per minute of use. Our total market share for both smallband and broadband of active Internet users in the Netherlands increased to 30% (including cable) as of the end of December 2004 (December 2003: 29%).

Tariffs
The level of monthly subscription fees is higher for ISDN access lines than for standard analog access lines. Our tariffs for fixed-line voice telephony services are subject to regulatory approval. Under the regulatory framework that applies to the Dutch telecommunication sector, these tariffs will continue to be subject to regulation for as long as the Dutch regulator designates us as having significant market power. On July 1, 2004, we increased our subscription fees for PSTN lines by 2.1% and for ISDN lines by 1.4%. Given technological developments and competition, which results in pressure on ADSL subscription fees, we are offering higher capacity while maintaining our tariffs. Tariffs for dial-in subscriptions also remained unchanged in 2004.

Traffic
Voice traffic – retail
KPN offers:

  local telephony traffic: call minutes from calls within a call area or to an adjacent area;

  national long-distance traffic: call minutes from calls between customers in different local call areas in the Netherlands;

  fixed-to-mobile traffic: call minutes from one of our fixed lines to a mobile telephone; and

  outbound international traffic: call minutes from international calls by direct dialing.

As a result of the liberalization of the telecommunication market, telephone users are free to choose a provider that handles their calls by either Carrier PreSelect or by Carrier Select. New services are generally rendered at lower tariffs.

In order to maintain our market share, we increasingly focus on providing more value to our voice customers through voice bundle discount packages, available to the consumer market (BelPlus packages) as well as the business market (BelZakelijk packages). In addition, we have stepped up our direct marketing efforts to regain and retain voice customers. Since its introduction in the second quarter of 2003, approximately 1.4 million consumers have opted for BelPlus packages, representing a penetration rate of approximately 26% of our total residential customer base. In total, approximately 140,000 business market customers1) subscribed for BelZakelijk, representing approximately 17% of total business sites and approximately 29% market penetration in the primary target group of small and medium-sized companies. Through these activities in the traditional voice market, we were able to slow down the quarter-on-quarter decrease of our market share. Our market share, at the end of 2004, was between 70%-75% (local), approximately 60% (national), approximately 60% (fixed-to-mobile) and approximately 45% (international).2)

1) Based on order intake.
2) Excluding international traffic from telephone cards.

Tariffs
Our tariffs for fixed-line voice telephony services are subject to regulatory approval, except for international voice services. Under the regulatory framework applicable to the Dutch telecommunication sector, these tariffs will continue to be subject to regulation for as long as the Dutch regulator designates us as having significant market power.

Since 1999, tariffs for our public fixed-line voice telephony services have been subject to a price-cap regime. In 2001, the Dutch regulator ordered us to increase the price difference between our wholesale and retail prices. This led to a new tariff structure for local traffic, whereby the call-setup charge was reduced and the price per minute increased. On July 1, 2003, we raised both the call-setup charge and traffic charges by 3.5%.

On January 1, 2004 mobile terminating rates were reduced by approximately 20% following regulatory intervention. As of December 1, 2004, the fixed-to-mobile tariffs were reduced by approximately 13.5%, which resulted in lower revenues of our Fixed division. The reduced Mobile Terminating Access (MTA) tariffs had no impact on the operating result of our Fixed division.

Internet traffic
We offer Internet dial-up minutes to our own and other ISPs. Due to the increasing penetration of broadband and the migration of dial-up customers to ADSL, our Internet dial-up customers and minutes rapidly decreased. In 2004, our ISP Het Net responded by introducing 'ADSL Tijdsurfen'; broadband Internet access at a low monthly subscription fee and a charge per minute of use.
Digital TV
We introduced wireless digital broadcast TV and radio as from October 18, 2004, as part of our 'Triple Play' strategy to become an all-round service provider of voice, broadband Internet and broadcasting services. We are one of the first telecom operators to venture into the TV market. At the end of 2004, 'Digital TV by KPN' could be received throughout the main metropolitan areas in which 2.7 million (or 45%) of the Dutch households reside. We expect to expand that coverage in the future.

As of December 31, 2004, we had more than 25,000 KPN TV subscribers, of which the majority chose packages in combination with Voice and ADSL.
Wholesale services
We provide national as well as international wholesale services.

National services
The national services we offer can be divided in national wholesale and national local-loop services. Within the national wholesale services we offer a comprehensive range of network access services that give other telecommunication companies access to our fixed telephony network, including:

  terminating services: we offer terminating access to end users connected to our network, allowing customers from other operators to reach our customers;

  voice-originating services: we offer Carrier (Pre)Select operators access to calls originating on our network and we offer customers of our network interconnection with so-called premium numbers (with prefixes of 0800 or 0900), pagers and virtual private networks;

  Internet-originating services: we offer ISPs the possibility to bill their customers directly for their Internet traffic volume usage through the use of special dial-up numbers (so-called 0676 numbers); and

  transit services: we offer other telecommunication operators the routing of incoming and outgoing national and international calls between other operators' networks through our network.

Since the introduction of local Carrier (Pre)Select in August 2002, traffic volumes increased in the originating, transit and terminating voice services categories through 2003. In 2004 this growth was limited. The effect of the traffic increase was partly offset by tariff reductions. Different from competition, most of our national wholesale services and local-loop services are regulated due to our significant market power in these markets. Main competitors in this market are Versatel, MCI, BT and Enertel. In the national transit market, competition with direct interconnection increased. Orange is a competitor on the transit market. As a result of the substitution from Internet dial-up access to broadband Internet access services, the volume of Internet-originating services declined substantially during 2004, continuing the trend of 2003.

Within the national local-loop services, we offer access services to 'the last mile' of our network. These services include:

  Main Distribution Frame (MDF) access: this service physically connects networks of other operators to the local loop network of KPN. With this service we offer operators direct access to homes and offices of their customers;

  MDF co-location: we offer other operators the possibility to install their equipment in or alongside KPN buildings, towers and masts to connect their systems and networks to our network. This service offers operators direct access to the so-called local loop;

  bitstream access: we offer operators and ISPs the possibility to develop individual DSL-based services; and

  Interconnect Leased Lines services: we offer a unique connection between an end-user location and the transmission network of an operator; the lines and the related infrastructure are monitored continuously.

Due to the developments in the broadband market, there is an increase in bitstream access offers. The decrease in PSTN and ISDN connections, however, caused a decline of MDF access offers. MDF co-location grew during 2004, due to an increase in sites used by ISPs and an increase in our offered DSL services. The increase in volume was partly offset by lower tariffs.

In the first quarter of 2005, we introduced the Wholesale ADSL service. This service is an added value service on top of local loop unbundling, which enables ISPs and other operators to add ISP-specific value without the need to invest in building an ADSL network. We have signed our first wholesale ADSL agreement with a Dutch operator and several other operators are interested in this service. The new Wholesale portfolio is expected to enable us to expand our market share in the Wholesale market for Consumer services.

International services
The international wholesale services we offer can be divided into voice services and data services. Data services are primarily handled by Business Solutions, for example via KPN EuroRings. The international voice services transport international voice traffic originating outside and inside the Netherlands to any place in the world and includes:

  International Wholesale Services in different quality classes and International Direct Dialing: services for calls originating or terminating in the Netherlands;

  transit: we offer transit through our network of international calls from one foreign network to another foreign network (voice hubbing);

  wholesale freephone services: transport of international toll free numbers;

  solutions for mobile operators: transit services for voice traffic, SMS, MMS and UMTS; and

  solutions for ISPs: voice access services connecting VoIP traffic to switched networks internationally.

Our main competitors in this area are the major telecommunication companies, including AT&T, MCI, Deutsche Telekom and France Télécom.

Tariffs
The national wholesale tariffs (except for the tariffs for transit services) are subject to regulatory approval. We believe our wholesale tariffs for terminating services are among the lowest in Europe. Our wholesale tariffs for originating services approximate the average tariffs of our competitors. Our tariffs for transit, originating and terminating services are composed of a call set-up fee and a charge per minute. For Local Loop Services we charge a one-off connection and a subscription fee. The ongoing liberalization and increased international competition as a result of European regulation puts continuing pressure on international tariffs. In 2004, the tariffs for regulated national wholesale services remained unchanged compared to 2003, except for tariffs for National Local Loop Services, which declined on an average by 10%.

Data services
We offer a range of telecommunication solutions based on data services for corporate clients in the Dutch market. We believe we are the leading provider of data connectivity services in the Dutch corporate market in terms of revenues. In addition, we offer data services in Western Europe through our KPN EuroRings network.

The telecommunication solutions based on data/IP services we offer include:

  transmission services: we offer a range of national and international transmission services. We also offer our clients leased (and managed) private lines that provide a secure direct link for voice and/or data between their sites. In combination with our value-added services, corporate clients can build their own networks;
  network services: within our network services, we offer transmission services based on both traditional analogue and digital leased lines as well as based on new technologies like Internet services and IP-VPN services. Internet services consist of xDSL services, which are targeted to corporate clients and ISPs. Epacity IP-VPN is an example of an IP-VPN service that offers a Virtual Private Network (VPN) based on the Internet Protocol with access based on DSL or leased lines. All members of a VPN can communicate on an IP base;
  integrated voice and data communication solutions, including VoIP and IP communications: we offer a range of integrated voice and data communicating solutions for the Dutch business market. We design, deliver and integrate voice and data communicating solutions, both based on our traditional products and services relating to voice communicating as well as on new products such as Voice over IP (VoIP) and IP-communications. The solutions include network solutions and managed firewalls. We also offer solutions for special events, call centers and trading;
  outsourcing solutions: we provide outsourcing solutions for all aspects of telecom management and infrastructure of companies. We offer the know-how of our consultants, project and implementation managers and specialists in management or technology;
  international connectivity services: through our KPN EuroRings network we provide international connectivity services, using our own fiber optic networks in the Netherlands, Germany, Belgium and the United Kingdom and indefeasible rights of use or lease rights in several regions and cities of Europe (Northern France, Lyon, Luxembourg, Vienna, Milan, Barcelona, Madrid, Dublin, Copenhagen, Helsinki, Stockholm, Oslo, Zurich, Geneva, Prague, Bratislava, Budapest and Warsaw). We also conduct transit activities through our submarine cable. Moreover, we offer worldwide connectivity services via resale agreements for areas that cannot be covered by the current KPN EuroRings portfolio; and
  all-inclusive packages: we also offer all-inclusive business solutions packages to corporate clients based on a one-stop shopping concept. In these all-inclusive packages we offer component parts (based on the services described above) as well as consulting services on implementation of business solutions and software applications, e-business services and housing and hosting services (such as online remote backup, storage services).

We have many competitors in the data transmission services market, such as BT Ignite, ICM, Colt, Enertel and Versatel. Our competitors invest in the construction of backbone infrastructures in the Netherlands and in local networks in large Dutch cities, comparable to our CityRings network.

Tariffs
Pricing for data transmission and connectivity services is based on monthly subscription fees that reflect the amount of capacity or functionality provided, and for leased lines also the communication distance. For a limited range of services the pricing is provided in the form of traffic fees, some of which are flat fees. Customers are typically billed on a monthly basis for capacity made available to them. We offer various levels of quality and functionality in our services, which are reflected in our rates. Almost the entire leased line business is regulated. Service fees are therefore based on prescribed cost-based calculations as stipulated by the Dutch telecommunication regulator (OPTA). For other services, including value-added networks, we compete on the basis of service quality. The market for broadband services is very competitive. The increasing migration of customers to higher bandwidth services, larger than 2MB, has resulted in lower prices for leased lines and frame relay connections. The international connectivity services and the national broadband business are negatively affected by overcapacity, which has contributed to declining prices since 2002.

Customer relationship management
Through SNT we provide Customer Relationship Management (CRM) concepts such as call center services and data mining. Management information is distilled from customer contacts using data mining technologies; clients can use management information to further shape their marketing strategy and build up lasting relationships with customers. SNT provides services to millions of consumers annually in the Netherlands, Belgium, Germany, France and Scandinavia through wholly owned subsidiaries or partnerships. SNT consists of three companies: SNT Netherlands, SNT Belgium and SNT Germany. It also has entered into partnerships in France and Scandinavia. Within SNT Netherlands, the market research bureau Interview-NSS operates under its own name.

On September 10, 2004, SNT and we announced that we intended to make a recommended cash offer of EUR 13.50 per share for the outstanding shares of SNT. Following the public offering for the SNT shares and the conversion of a special share we already owned, our share in SNT at December 31, 2004 was 93.7%. We are in the process of a legal merger between KPN, KPN Telecommerce and SNT. After completion of this legal merger, SNT will cease to exist and as a result, SNT shares will no longer be listed. The offer stemmed from our intention to restructure SNT’s CRM activities, in particular for high value contact services and aims to significantly reduce costs. The restructuring is a key component of KPN’s drive towards improved customer satisfaction.

OUR BRANDS AND MARKETING
 Our products and services are sold under various brands. The KPN brand is our primary brand used for our fixed telephony activities in the consumer market. Internet and broadband services are marketed under our Planet Internet, Het Net, XS4ALL (three ISPs), and Primafoon (retail chain) brands. For business customers, KPN is the primary brand for both fixed telephony, internet/broadband and data network services. KPN is also 100% owner of Infonet Netherlands, which offers worldwide data networking services as a reseller of Infonet Services Corp.

In 2004, KPN's marketing was refocused from a product to a market orientation for both consumer and business customers. For the consumer market the main objectives are to ALIGN the KPN products, market concepts and brands, to increase the overall customer satisfaction, and to update marketing concepts and product portfolio.

Marketing has achieved its main goals by integrating all core market activities on Voice, Internet and TV. This has contributed to the developments reported above: protection of market share in the voice market, continued strong growth of ADSL sales and the successful introduction of KPN TV.

The most important development in marketing to the consumer is the commercial packaging of our services. We have introduced several voice, xDSL and mobile packages in 2004 such as the 'Triple Play' package (October 2004). This will be followed by more bundled marketing propositions in 2005, driven by further (Vo)IP developments and Fixed to Mobile integration. Simultaneously, the market requires a more individual approach, which is supported by a further enhancement of CRM tools and more regional/personal marketing actions.

For business customers, our major goal in 2004 was to offer our customers a range of services and easy-to-use solutions based on their business needs rather than a traditional technical product promotion. Our aim has been to improve our customer's businesses by working together with them as a partner. Innovation has been a driving factor, as well as understanding the social and business trends, which can impact our customers. Continuous improvement of our customer service, and overall customer satisfaction were also a priority in 2004. We were successful in increasing our sales of both broadband (Office DSL) and IP-VPN network solutions, offered every school in the Netherlands free Internet for a three year period ('scholenproject'), and also continued in an increased effort to sell our VoIP packages to our large business customers.

DISTRIBUTION AND SALES
We offer our products and services through a variety of sales and distribution channels. Residential customers are serviced by KPN.com, our retail stores (Primafoon) and our customer service telephone teams. Our own channels handle most of our customer contacts. These channels are traditionally service oriented but with growing and exploiting cross and upsell opportunities. Telemarketing is used to address targeted customer segments with tailored propositions.

In 2004, we expanded our distribution power by cooperating with external Telecom retailers (e.g., T for Telecom) for ADSL-sales, Television-equipment shops (e.g., Mediamarkt, Modern, It´s) for the sales of KPN TV and online-retailers (e.g., Breedbandshop.nl) for both. Our mix of retail, online and telephone channels give our customers access to our offers and to contact us when and from where they want. Distribution channels are used independently from each other and are complementary (e.g., Orientation online, buy in the shop, support via telephone). Our focus in consumer market distribution shifted early 2004 from a service orientation to sales and customer acquisition. Customer retention is added to the portfolio as well.

Business clients are serviced mainly through KPN Sales stores (KPN Business Centers), KPN.com and customer service telephone teams supported by external distribution partners. Telemarketing and telesales teams are used for the SME market where the large and corporate accounts have direct contact via account management teams. Dedicated consultants offer integrated all-inclusive packages. Wholesale services are offered with dedicated sales teams.

HOW WE ARE ORGANIZED
Our Fixed division comprises Fixed Networks and Business Solutions. The main business units and their activities are explained in more detail below.
Fixed Networks

Fixed Telephony
The business unit Fixed Telephony provides access services to business and residential customers through analog and digital lines. We offer local, national long-distance and international call services as well as calls to mobile and Internet service providers (dial up access). Our network connects approximately 85% of the households in the Netherlands.

Carrier Services
Carrier Services provides interconnection and other wholesale carrier services to our network and to the networks of third party telecommunication companies. The three principal activities of Carrier Services are national wholesale services, international wholesale services and national local loop services. Carrier Services provides Main Distribution Frame (MDF) access services and MDF co-location. MDF access services are also provided by Carrier Services internally to the business unit Broadband, which sells ADSL products. MDF co-location is offered to competing telecommunication operators, who may request a connection through our main distribution frame to their customers.

Other units within Fixed Networks
Other units within Fixed Networks include our Broadband business unit (ADSL provider for consumer and small business markets), SNT (our Customer Relationship Management company), the ISPs Planet Media Group and XS4ALL, KPN TV (provider for digital TV broadcasting, as of January 2005), our Fixed Network Operator (customer equipment installation and service provider), and the distribution channel KPN.com.

Business Solutions
Connectivity
Our business unit Connectivity comprises the business lines Transmission Services and Network Services. Transmission Services provides a range of transmission services, leased lines, private lines and value added network services as well as broadcast services to Dutch television companies. Network Services provides IP-VPN services, Layer-2 services (like E-VPN, ATM and Frame Relay) and Internet Access Services.

Integrated & Managed Solutions (I&MS)
Our business unit I&MS offers all-inclusive business solutions packages to corporate clients based on a one-stop shopping concept. In addition, I&MS offers e-business services, housing and hosting services. Part of Managed Application Services was sold during 2004.

KPN EnterCom
KPN EnterCom provides a range of business solutions for the Dutch business market and is divided in two separate business lines, EnterCom Solutions and Telecom Management. EnterCom Solutions designs, delivers, integrates, and services voice and data communication solutions (such as PBX installations) and offers communication solutions for special events, call centers and dealing and trading. Telecom Management provides outsourcing solutions for all or part of the telecom management and infrastructure of companies.

Mobile division

We are active as a mobile telecommunication provider in Germany, the Netherlands and Belgium serving 17.2 million customers as of December 31, 2004. We provide mobile telecommunication services ranging from standard voice and value-added services (call waiting, call forwarding, voicemail and message services like SMS and MMS) to advanced data services (i-mode, video telephony and mobile broadband Internet). We expect person-to-person communication services (voice, SMS, e-mail) to remain the main source of revenue for mobile operators in the coming years, while advanced data services will become increasingly important. In addition, the increasing number of mobile-only users reflects a trend of further usage of mobile networks at the expense of fixed networks.

Pursuant to license agreements with NTT DoCoMo, we offer i-mode services in all our three markets since 2002. i-mode services consist of communication (including e-mail service), information, entertainment and transaction services via so-called content sites. Our major i-mode content partners include CNN, Disney, Dow Jones and Sony. We continuously enhance our i-mode services and handset portfolio. We closely cooperate with 13 other operators in the i-mode alliance, which includes NTT DoCoMo, Bouygues Télécom, Telefónica Moviles and Cosmote.

We introduced UMTS PC cards in Germany in June 2004 and in the Netherlands in July 2004 and a few months later we introduced UMTS-enabled handsets in both markets. UMTS enhances mobile data services (e.g., i-mode services and mobile Internet access) by adding video capabilities and increasing transmission speeds. We are continuously expanding the coverage of the UMTS networks and the handset portfolio. We expect that the introduction of UMTS-based services will accelerate the use of advanced data services in the coming years.

The strategic goals of our Mobile network operators are summarized below:

  for our German mobile network operator E-Plus the objective is to establish a growing profitable business in the German market;

  for our Dutch mobile network operator KPN Mobile The Netherlands the objective is to remain the undisputed market leader; and

  for our Belgian mobile network operator BASE the objective is to establish a growing profitable business in the Belgian mobile market.

For information on how we calculate customer data, see 'Presentation of Financial and Other Information'.

GERMANY
In February 2000, we acquired a 77.49% interest in E-Plus. The remaining 22.51% was acquired in March 2002 and, consequently, we obtained full control over E-Plus. E-Plus' customer base increased during 2004 reflecting the growth of the German mobile market – with the overall market penetration increasing from 79% to 87%. We expanded our market share to 13.3% (2003: 12.7%). With currently more than 9.5 million customers, we continue to strengthen our position as the number three operator in the German market.

Our growth strategy is focused on growth in customer base, revenues and market share on the one hand and profitability on the other hand. We succeeded in 2004 in attracting over 1.3 million new customers and to increase the share of postpaid customers. The number of postpaid customers as of December 31, 2004 amounted to 4.7 million, representing a 50% share of our total customer base (2003: 47%). The number of prepaid customers at the end of 2004 was 4.8 million. Our 2.5G-enabled network currently covers 99% of the German population (2003: 99%). The indoor coverage at the end of the year was 79%, a clear improvement over 74% at the end of 2003.

Products and services
We offer a number of bundle packages such as Time & More for the consumer market and Professional (S, M, XL) for the business market. We also offer postpaid propositions under the 'Privat' tariff with three different packages and prepaid propositions under Free & Easy in two different packages.

In addition to standard mobile telecommunication services, we offer a wide range of value-added voice and data services under the brand name E-Plus.

In 2002, E-Plus was the first operator to introduce i-mode services in Europe. As of December 31, 2004, it served 1.1 million i-mode customers. In April 2004, we launched Wi-Fi services based on a service provider model. In June 2004, we took the first step in delivering UMTS services through UMTS PC cards. The first UMTS-enabled handsets were launched in August. UMTS services are currently available in 453 German cities. The network and the handset portfolio are in the process of being expanded.

As of December 31, 2004, we offered our customers the possibility to use mobile telecommunication services outside Germany in 160 countries via international roaming agreements.

Tariffs
We offer a variety of tariff structures for postpaid and prepaid customers. In all tariff plans, we have different tariffs per minute – depending on the time of the day and weekday – to stimulate calls outside peak hours. Under the postpaid offerings, we offer bundled minutes at discounted rates per minute. For postpaid and prepaid offers, a special tariff option for calls to fixed numbers exists. These offers aim at capturing a larger share of the total voice market.

We structured i-mode pricing in a fee per data volume used or in a flat fee for a certain threshold; exceeding this threshold will result in the customer being charged by data volume – in four packages (S, M, L and XL). For UMTS PC Cards, our customers can choose between time and data volume packages.

The German regulator RegTP ordered the German mobile network operators to reduce their MTA tariffs effective December 15, 2004, supplemented by an additional reduction as from December 15, 2005. We expect this will have a substantial, negative effect on E-Plus' net sales and operating result.

Competition
Four mobile network operators, all of whom hold UMTS licenses, are currently competing in the German mobile telecommunication market: T-Mobile, Vodafone, E-Plus and O2. The two largest mobile telecommunication providers – T-Mobile and Vodafone – together hold an estimated market share of 76%. In the past years, E-Plus and O2 have been successful in growing their market shares.

In addition, a number of independent service providers in Germany package and sell products and services of various network operators under either the network operators' brand or private labels. Some of these service providers operate exclusively with one network operator, while others offer competing products and services. In all cases, the service providers sell to both business and private customers. The main service providers in Germany are Debitel, Talkline, Victor Vox and MobilCom. Service provider customers form approximately 30% of our customer base.

In co-operation with O2, Tchibo recently introduced new distribution models to the German market, which are referred to as Mobile Virtual Network Operators ('MVNOs'). Typically, MVNOs package and sell their own product under their own brand name, using another operator's network. Although Tchibo entered the market under the label 'MVNO' the nature of the underlying model is solely such of a co-branded agent for the network operator's services.

Brand strategy
In 2004, E-Plus positions itself under the core idea 'Erfrischend anders' ('Refreshingly different') as a competitive challenger in the German mobile market: we are a mobile network operator that does things differently than our competitors if doing so is to the advantage of our customers. Eventually, we want to be recognized as the best mobile network operator in Germany.

The communicative idea is based on 'Ein + verbindet', which combines in a smart way the emotional approach of E-Plus connecting people while delivering the right products to connect people. We believe our marketing strategy has been successful with high advertising recall and slogan recognition compared to competitors and increases in brand awareness and buying intention.

Distribution and sales
We offer our products and services through our own chain of 141 shops and the E-Plus Internet website. Apart from these channels, we offer our services through resellers and service providers that may repackage our offers, tailoring them to their customers' needs. Resellers include Debitel, MobilCom, Talkline and Alphatel. For the business market, we also use these sales channels as well as a direct sales force.
THE NETHERLANDS
In the Netherlands, we are the largest mobile telecommunication provider with 6.1 million customers, representing an estimated 40% share of the market as of December 31, 2004. The opening of the mobile telecommunication market to competitors in 1995, the introduction of prepaid connections in 1997, the subsequent launch of three competitive new GSM networks between September 1998 and February 1999 and reduced tariffs per minute led to a significant market penetration. The mobile penetration rate in the Netherlands increased from 80% at the end of 2003 to 93% in December 2004. As of December 31, 2004, the number of postpaid customers was 2.2 million (36% of our total customer base), while we served 3.9 million prepaid customers. The Dutch market is very competitive. During 2004, we revitalized our commercial strategy aimed at further strengthening our market leadership position.

We believe our leading role in both the business and residential segments of the Dutch mobile telecommunication market is the result of our well-known KPN and Hi brands, the quality of our network, our extensive distribution network, our commitment to customer care and our innovative products and services.

Products and services
We offer a range of standard and value added mobile voice and data services. In this market, we apply a two-brand strategy to appeal to different target markets. The Hi brand focuses on the young consumer and heavy SMS users, whereas the KPN brand is dedicated to other segments in both the consumer and business market.

The growing demand for mobile data services – particularly those based on the latest Internet technologies – is expected to lead to increased usage of our mobile network. We introduced i-mode services in 2002. As of December 31, 2004, we served 0.7 million i-mode customers. Multimedia Message Services (MMS) were added in 2003. In addition, we offer data and fax transmission services, VPNs for business customers as well as multimedia services and Wireless LAN as part of our mobile data services portfolio. Our product 'Internet Everywhere' (GPRS) is being offered in combination with Wi-Fi access. In July 2004, we started rendering UMTS services via UMTS PC cards; the first UMTS-enabled handsets were launched in October. UMTS services are currently available to 40% of the Dutch population. The network and the handset portfolio are being expanded continuously.

As of December 31, 2004, we offer our customers the possibility to use mobile telecommunication services outside the Netherlands in 192 countries via international roaming agreements.

Tariffs
We render our mobile services as a postpaid or prepaid proposition. The postpaid structure combines a monthly subscription fee and traffic-based pricing for business market customers. Under our postpaid consumer offerings, we offer bundled minutes at discounted rates per minute committing the customer to a minimum quantity of minutes a month. Our prepaid proposition is mainly based on traffic-based pricing. Data services like SMS and MMS are charged on an event basis. Data services – like i-mode and UMTS-services – are based on a traffic bundle or usage in megabytes.

Following regulatory requirements, we reduced our MTA tariffs in January 2004 and again in December 2004. A further reduction of these tariffs will take effect in December 2005. The average retail SMS price declined considerably in 2004 with other retail prices for mobile services changing less dramatically.

Competition
Our mobile operator competitors in the Dutch market are Vodafone, T-Mobile, Orange and Telfort. The last two years, a growing number of MVNOs and service providers entered the Dutch market. Most of these resellers offer private-labeled mobile services as part of their portfolio and sometimes they also directly communicate with their customers. The most important service providers are Debitel, Tele2, Albert Heijn and IMC. A minor part of our net sales is generated through such MVNOs and service providers.

We have been designated as an operator with significant market power for mobile public telephone networks and services. As a result, we are required to meet reasonable requests for special access and to offer interconnection and special access in a non-discriminatory way.

Brand strategy
KPN offers customers the possibility to choose between two different propositions under two separate brands KPN and Hi, which are tailored towards the needs of different customer segments. During the sales process special attention is given to explaining the relevance of services for each individual customer.

With the KPN brand we are targeting both the consumer and business market with a premium value brand. KPN is offering the highest quality mobile services and - according to quality perception research - the best network.

With Hi we are successfully targeting the more cost conscious youth segment, which is an important growth-market, especially for data services. i-mode users are continuously encouraged to experiment with new services, also via the hardware upgrade program for handsets with increased capabilities.

In 2004, our focus resulted in the following:

  i-mode conversion (postpaid) reached satisfying levels;

  the establishment of a dedicated helpdesk for our top customers. Here, we advise customers on the appropriate propositions depending on their needs and usage pattern and inform them about additional services; and

  highly competitive SMS prices in addition to broader distribution contributed to the growth of our Hi brand.

Distribution and sales
In the Netherlands, we offer our services via third-party channels like T for Telecom and the Phonehouse, our 88 Primafoon shops and 17 Business Centers (which form part of our Other activities) and direct sales force. Non-store channels are gaining in popularity and sales volumes, both in the market (Internet) and within our sales channel mix (SNT, kpn.com, hi.nl). Wholesale services are provided to a few external service providers.
BELGIUM
The Belgian mobile telecommunication market offers growth opportunities for BASE, our mobile operator, which started commercial operations in September 1999 under the KPN Orange name. After buying out our joint venture partner Orange in 2002, we re-branded the company and launched the BASE brand. We are the number three mobile telecommunication provider, serving over 1.6 million customers as of December 31, 2004 (2003: 1.3 million). This represents an estimated market share of over 17% (2003: 15%). Through our policy of combining distinctive and simple offers with tailor-made propositions for specific market niches, we accelerated the growth in customer base, revenues and market share since the fourth quarter of 2003.

We used number portability to convince customers to change provider. Number portability allows customers to keep their original mobile telephone number when switching from one mobile network to another. Our network currently covers outdoor more than 99% of the Belgian population. Indoor coverage improved from 91% to 96% during 2004.

Products and services
We offer a portfolio of voice and data products and services directed at ease of use and supported by a clear tariff structure. We also offer product and services focused on specific market segments. Examples thereof are the Ay Yildiz proposition (for the Turkish community) and a youth-oriented offer in co-operation with TV channel TMF.
Tariffs
BASE offers prepaid and postpaid propositions. The simplicity of the tariff structures and the possibility to opt for flat rates (EUR 7, EUR 14 or EUR 28) is characteristic for BASE’s offers. Postpaid propositions do not contain a fixed monthly subscription fee. Instead, customers buy a package with bundled minutes. BASE is the only operator in the Belgian market billing on a per-second basis. i-mode customers pay fixed monthly fees excluding subscription fees for specific content sites.
Competition
The other mobile operators in Belgium are Proximus and Mobistar. The shareholders of Proximus are Vodafone (25%) and Belgacom (75%). Orange owns a 50.37% equity interest in Mobistar.
Brand strategy
BASE positions itself as an integrated network operator that distinguishes itself from competition. 'Doing things differently' is the driving force for us. That is why we are and have been in the process of re-engineering our strategy, customer focus, organization, management, cost and services.
Distribution and sales
 Our products and services are available at well-known nation-wide retail chains like BelCompany, The Phone House, Expert, Carrefour, Mediamarkt and Cora as well as at our BASE shops and web channels. Currently, we operate 44 BASE shops.

Other activities

During the year under review, our Other activities included our international participations (Xantic, PanTel, EuroWeb and Infonet), KPN Retail (Primafoon stores and Business Centers), KPN Sales, Corporate Center (support functions) and KPN Services. Our Corporate Center, KPN Sales and KPN Services mainly provide group internal services.

XANTIC
We hold a 65% interest in Xantic (the other 35% being held by Telstra Australia). Xantic is a leading satellite communications provider, delivering high-level information and communication technology and services for the business-to-business environment. Xantic delivers mobile satellite communication services at sea and on land, software and consultancy for the shipping industry, broadband services, broadcast and IP services via satellite transponders and hosting and outsourcing services. Xantic is particularly oriented in maritime business solutions. In December 2003, Xantic sold its 5.3% stake in Inmarsat, an international satellite company. In 2004, KPN sold its stake in Eutelsat, an international satellite company.

PANTEL
In Hungary, we hold a 75.19% interest in PanTel, a wholesale provider in the Central Eastern European region and the leading alternative choice for business customers in Hungary. In Hungary, PanTel offers a complete nationwide package of fixed-line telecommunication services (voice, data, Internet). PanTel is in the process of being sold.

EUROWEB INTERNATIONAL CORP.
We hold a 43.54% (December 31, 2003: 50.2%) stake in EuroWeb International Corp, which is listed on Nasdaq. EuroWeb provides telecommunication solutions to the Central European corporate market via the Internet. EuroWeb clients include Central European governments, multinationals, insurance companies and various media enterprises. In 2004, EuroWeb acquired Elender Business Communications, one of the leading ISPs in Hungary, in an acquisition that was partly financed through the issuance of new EuroWeb shares. Our interest in EuroWeb International Corp fell below 50% partly because of the shares issued by EuroWeb to a third party and partly because of an open market sale of part of our shares in EuroWeb. We deconsolidated our interest in EuroWeb International Corp in May 2004.

In February 2005, we reached an agreement on the sale of our remaining interest. The sale involves two tranches. It is expected that the sale will be completed not later than May 1, 2006.

INFONET SERVICES CORP.
We held a 17.9% stake in Infonet Services Corporation, which we were in the process of selling to British Telecom. Infonet is a supplier of international network services that is active in approximately 180 countries and listed on the New York Stock Exchange. Infonet provides international communication solutions for voice and data, electronic mail services and global network services. The transaction was finalized on February 25, 2005.

KPN RETAIL
Primafoon shops and Business Centers are retail stores where KPN's products are sold. The shops sell telephones, mobile and fixed communication solutions as well as for example personal computers and fax machines.

Property, plant and equipment

Telecommunication services depend upon a core network for the transfer of data or voice information. The ongoing growth in bandwidth and services require continuous development in design and capabilities. Our existing fixed and mobile infrastructures and our development plans are described below.

Fixed networks

The fixed network can be described in two dimensions: on the one hand the network infrastructures (access networks and the backbone networks), which enables services and on the other hand the service layers (voice and data), that are operated on the network infrastructures. In addition to the national network infrastructure and service layers, KPN owns an international network infrastructure and service layers.

NATIONAL FIXED INFRASTRUCTURE
Access networks
Our access network consists in principal of twisted pair copper. This enables us to provide nearly all of the eight million Dutch homes with two pairs of copper wire in the access network.
Despite the continuing migration to mobile-only solutions, at December 31, 2004 over 85% of the Dutch households were actively connected to our traditional access network.

At December 31, 2004, 251 CityRing areas (in 107 concentration points), forming our CityRings network, and about 330 other access areas were accessed by fiber. Fiber access generally permits transmission rates in excess of 155 Mb/s.

In certain cases, wireless transmission systems are used in the access network (for example, as backup or if fiber access is not available). By the end of 2004, approximately 400 wireless transmission systems had been deployed in the access network. At hotspot locations Wi-Fi access points are provided for broadband Internet access. By the end of 2004, 280 Wi-Fi access points were operational.

Backbone networks
Our backbone networks facilitate voice and data traffic between access points. The backbone can be divided in the Lambda network (fiber optic backbone) and dedicated service related networks, some parts of the Hirka-network (traditional backbone) and several long distance city rings (fiber).

The average usage levels of our networks are summarized in the following table:

Average usage level	2004	2003	2002
Lambda (fiber optic backbone)	65%	53%	45%
Hirka (traditional backbone)	67%	61%	57%
CityRings	20%	20%	20%

The traditional backbone (Hirka) has a maximum network capacity of 155 Mb/s. To accommodate the fast growth in demand for high-speed transmission, defined as 155 Mb/s and higher, KPN has implemented a fiber optic network with synchronous digital hierarchy (SDH) and dense wavelength division multiplexing (DWDM)-based transmission technology. This fiber optic (Lambda) network became operational in its current form at the end of 2000. The main locations on the network are all interconnected with 2.5 Gb/s DWDM routers. The four major locations are connected with 10 Gb/s DWDM routers. Each of the access areas is connected to the transmission backbone network at two separate locations to secure continuity.

The development and rollout of cost-efficient infrastructures relies on the technically advanced MPLS (multi-protocol label switching) infrastructure, which is based on fiber techniques and suitable for advanced DSL type of services. This network is fully integrated with our Ethernet network. This infrastructure builds upon the Lambda infrastructure interconnecting various Metro rings across the country using 1 Gb/s and 10 Gb/s fiber-optic infrastructures. Moreover, this core infrastructure is used to interconnect regional Ethernet and IP access nodes.

SERVICE LAYERS OF OUR NATIONAL NETWORK INFRASTRUCTURE
The service layers on our core infrastructure networks are comprised of switched voice and data network services. Service edges ('edges') connect the Access Network to our Backbone.

Switched voice networks
Our public switched telephony network (PSTN) and ISDN network in the Netherlands consist of approximately 1,350 (MDF) access areas and 2 x 20 trunk exchanges connected by a long-distance transmission network. Our network is also connected to networks of other operators.

Our telephony network is designed and engineered to have general availability with internal blocking and outages during peak hours below 1% end-to-end measured on a yearly basis.

Data networks
The switched data networks consist of FR/ATM and Ethernet networks.

FR/ATM networks
We operate a frame relay (FR) network, known as Natvan, to provide a large number of data services for:

  the backbone infrastructure that supports the KPN dial-in network from 20 dial-in PoPs Points-of Presence) to the ISPs;

  LAN (Local Area Network) interconnect services for corporate customers;

  supporting the backbone infrastructure that enables the bulk transport of X.25 services through leased lines as well as through ISDN channels; and

  native frame relay (64 Kb/s through 2 Mb/s) VPNs (Virtual Private Network).

Our Asynchronous Transfer Mode (ATM) network is used to provide flexible leased line services and a carrier network for our frame relay network and to connect ADSL/SDSL customers to our data/IP services backbone.

Ethernet network
KPN’s Ethernet is the most recent national network infrastructure KPN has currently deployed in the Netherlands. This advanced network is based upon a switched native Ethernet infrastructure, using either dark fiber or DWDM (dense wavelength division multiplexing) as underlying infrastructures. Within this network, Ethernet interfaces up to 10Gb/s are in use. The Ethernet network is fully integrated with KPN’s new national core MPLS (multi-protocol label switching) infrastructure. This means that since November 1, 2004 Ethernet is available as a national service to our customers and to international operators that are using our network to provide their clients.

INTERNATIONAL NETWORK INFRASTRUCTURE
The international network infrastructure can be divided in three major networks: transmission, voice and data networks.

International voice networks
For the provision of international wholesale voice services we operate an international transmission network (in consortia) that includes land and submarine cables as well as satellite transmission systems, which, based on management estimates, directly connects approximately 400 telecommunication operators worldwide. The network is partly circuit switched and partly based on IP trunking technology with a flexible capacity. Its main international switches are located in the Netherlands. In addition, we have ten points of presence in Europe (Frankfurt, Paris, London, Brussels, Milan, Madrid, Zurich, Copenhagen, Lisbon and Vienna) and three further points of presence outside Europe: one in Hong Kong, one in Miami and an exchange point in New York.
International data networks (EuroRings)
The KPN EuroRings transmission backbone is based on KPN-owned and maintained Fiber, SDH and DWDM technology in the Netherlands, Germany, France, Belgium, the United States (New York) and the United Kingdom. In addition, KPN has provided access nodes in over 18 European countries using leased infrastructures based on either 2.5Gb/s wavelength rings or protected SDH circuits. Other regions are connected and served via the use of partners (for example Singapore Telecommunications).
Services that we deliver on these networks include IPLC, SDH, Wavelength, Dark Fiber, Fiber Channel and Gigabit Ethernet.

IP/MPLS
KPN is running a European IP backbone, using more than 200 IP/MPLS (multi-protocol label switching) devices, making this infrastructure one of the largest IP infrastructures in Europe. It covers all major business centers and international Internet exchanges and assures quick access to the USA via multiple dedicated high-speed connections. Based on the MPLS network the KPN EuroRings MPLS VPN service offers an industry leading network solution for corporate clients, providing a reliable and secure environment with guaranteed quality of service including real time class of service. In 2004, KPN and Singapore Telecommunications (SingTel), Asia’s leading communications group announced a significant expansion of their IP-VPN MPLS network coverage through a partnership agreement. The interconnection of both carriers’ IP-VPN MPLS networks enables SingTel and KPN to leverage each other’s extensive networks in their respective markets in Asia Pacific and Europe. Furthermore, KPN now has, together with its European partners (e.g., Arcor, BT, Codenet, France Télécom), deployed DSL-based access networks in five European countries.
ATM/Frame Relay
The KPN owned and managed EuroRings ATM network provides a secure closed private network with the highest guaranteed service level covering all major European business centers. The KPN EuroRings ATM network is designed to meet the most demanding requirements for flexible but secure networking. The KPN EuroRings ATM network offers both ATM and Frame Relay access, can provide integrated access to the Internet, whilst also providing the technology to support voice, data, multi media and IP applications within one single network infrastructure.

DEVELOPMENT OF THE FIXED NETWORKS
As part of our strategy to achieve a leading position in the broadband market and develop new communication services, we will start launching Voice over IP (VoIP) into the consumer market and start upgrading our ADSL network to ADSL2+. Based on ADSL2+ access technology KPN will introduce high speed Internet Access Services. Later in the year KPN will introduce Delay TV and Video on Demand over DSL and will start piloting mobile TV and broadband based VDSL services.

The rollout of an all IP network has been started with the implementation of an all IP backbone, a process that will gather speed in 2005 and 2006. An all IP access network pilot will be conducted, which may herald the complete rationalization of our network.

PSTN/ISDN
Depending on the development of voice traffic on the fixed telephony network, we are upgrading our network as follows:

  we are replacing old local exchanges (with analog switching fabric) with fully digital exchanges, in a process that is spread over several years;

  we have installed xDSL at about 1,350 sites, reaching 99% of the Dutch population, and provided co-locations at 366 sites (of which 337 are currently in use), making approximately 71% of the access network available for competitors; and

  we have introduced a new Mass Calling platform in 2003, which has been developed to protect the network against peak traffic volumes that can result from mass calling and media events. This platform can also handle calls from mobile networks.

Data network
The larger building blocks in the evolution of the data network are broadband access systems. ADSL/SDSL is becoming a mainstream technology for us, providing broadband access to large numbers of customers using the copper access network. In areas with major business activity, we employ fiber to office systems, predominantly based on our CityRings network. Our access networks built after December 2000 are generally prepared for fiber for home use, by means of ducts. We believe that our Ethernet/IP/MPLS backbone will become our core transport platform. We anticipate that our frame relay and ATM networks will develop into feeder networks for our IP/MPLS backbone and that the NatVan network will be mainly used for X.25 services and frame relay service up to 2 Mb/s. The ATM network is designed to provide access at 150 Mb/s. 10Mb/s and higher speeds in the largest areas will be provided through Ethernet Access. We believe that the Lambda network will carry the majority of our traffic in the future. Using the 2x14 core locations as hubs, the network is designed to be extended to 300 smaller locations to provide 1-10 Gb/s connections as market demand arises.

Mobile networks

DEVELOPMENT OF THE MOBILE NETWORKS
 In addition to the current second-generation (2G) network based on GSM technology, an entire range of mobile data technologies is emerging to support the need for wireless and online usage. Our strategy is to benefit from the increasing demand for mobile data services. We offer our customers secure mobile data services solutions regardless of the access technologies applied. We are in the process of deploying our third-generation (3G) networks based on UMTS technology. In addition to these access technologies, we are offering customers convenience with Wi-Fi (Wireless LAN). We will continue to invest in our GSM networks to maintain and improve quality and coverage and to provide sufficient voice and data capacity. All our GSM networks are 2.5G enabled.

Mobile broadband technologies (e.g., 3G) offer three advantages over narrowband technologies that we expect to be crucial for our future success:

  increased speed: enriching our current services and making them more user friendly, such as video-like services;

  larger data volumes: enhancing the number and types of services (e.g., pictures, clips, sounds, radio) and rendering them more useful (applications for business users); and

  improved data service quality: making guaranteed throughput and quality possible rather than 'best-effort' services.

Our strategy towards end users to be 'always best connected' means we will provide the customer with the best available network capabilities for the specific service requested in the most cost-efficient way. Boundaries between networks are blurring. Most of our services (voice and messaging) will run with nationwide coverage on any technology, although some (e.g., video telephony) depend on real-time high speeds and will therefore only work in geographic areas in which broadband networks are installed. When all technologies are available in a certain geographic area, we will fill the network capacity as efficiently as possible, while keeping investments and operational cost as low as possible, allowing for competitive retail pricing for our customers.

ROLLOUT OF MOBILE NETWORKS
The current network rollout is focused on achieving maximum synergy between GSM/GPRS and UMTS, for example with respect to infrastructure and transmission. Re-use of our 2.5G-enabled infrastructure in certain areas may provide a substantial part of the basic UMTS infrastructure. Nokia and Ericsson are our UMTS network suppliers in Germany, the Netherlands and Belgium. We intend to comply at least with the minimum regulatory rollout requirements and will accelerate the rollout, if commercially attractive.
Germany
In 2003 and 2004, we dedicated a major effort to increasing the quality and coverage of the GSM/GPRS network. In total, around 4,000 GSM/GPRS sites were added to the network. The network coverage is now at a competitive level. In 2004, we further expanded our UMTS network. With the innovative Ultra High Sites concept (using sites located in a height of over 100 meters), we were able to increase the speed of our UMTS rollout. At the end of 2004, we had over 3,000 UMTS network base stations covering 453 cities, including all cities with more than 300,000 inhabitants.
The Netherlands
Our 2.5G network consistently scores high on quality, reliability and coverage. Recent surveys show especially high scores on indoor coverage compared to competitors. We began the rollout of our UMTS network in 2003. The first step towards introducing data services on our UMTS network consisted of extensive pilots in the last quarter of 2003 and the first half of 2004. For these pilots, we utilized our UMTS network in large parts of the South Holland province as well as our 2.5G-enabled network. As of the end of 2004, about 1,023 UMTS sites had been installed covering 80 cities or 40% of the population.
Belgium
In 2003 and 2004, BASE significantly increased the quality and coverage of the 2.5G network by adding in total around 425 GSM sites. In September 2003, the technical launch of the UMTS network took place in line with the regulatory requirements. The further rollout of our UMTS network started in 2004 to comply with the license requirements of 30% population coverage by the end of 2005. We do not plan to commercially launch UMTS services before 2006.

The below tables present the number of base stations equipped and installed as of December 31, 2004 as well as the average utilization and the coverage of our 2.5G-enabled networks as of that date:

Number of base stations integrated in the network	Germany	Netherlands	Belgium
2.5G sites	11,749	2,872	2,142
3G sites	706	96	2
Combined 2.5G/3G sites	2,537	874	-
Total sites	14,992	3,842	2,144

Utilization of our 2.5G network	Germany	Netherlands	Belgium
Average usage (in %)	43.1%	71.3%	27.2%

Coverage of our 2.5G network	Germany	Netherlands	Belgium
Outdoor – as % of population	98.8%	99.6%	99.8%
Outdoor – as % of area	95.8%	97.1%	98.0%
Indoor – as % of population	79.1%	89.4%	95.6%

Properties

KPN holds approximately 1,823 buildings as of December 31, 2004, the majority of which are owned freehold and located principally in the Netherlands. Approximately 1,800 of our buildings house telephone and data transmission network equipment, which cannot readily be adapted to alternative uses. The remainder of the properties comprises offices, shops, storage facilities, residential properties and buildings for other miscellaneous uses.

Back to content

Research and development

On January 1, 2003, the Dutch Organization for Applied Scientific Research (TNO) acquired the research and development activities of KPN, and TNO and KPN entered into a long-term contract with annual purchase commitments.

We intend to benefit from the telecommunication expertise of TNO Telecom in order to support the necessary innovations within KPN. Measures have been taken to safeguard the volumes for mid- and long-term projects, carried out by TNO Telecom. In 2004, we extended the long-term contract with TNO for one year until December 31, 2008. The total remaining commitments until December 31, 2008 amount to EUR 64 million, which gets smaller per year.

Our research and development expenditures in 2004 totaled EUR 24 million (2003: EUR 23 million).

Back to content

Intellectual property

Our current portfolio of intellectual property rights consists of approximately 100 registered core trademarks and 370 patent families. We continue to invest in the growth of our intellectual property rights portfolio, among others through our spending on Research and Development. We take the necessary steps to protect these rights and we generate value from these rights where appropriate. KPN owns a number of patents that are essential for the commercial exploitation of telecommunication technology and services. A number of suppliers have entered into license agreements with us on these patents. To protect these rights, we currently rely on a combination of patents, trademarks, service marks, trade secrets, copyrights, database protection, confidentiality agreements with our employees and third parties and protective contractual provisions.

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

Back to content

Regulatory developments

In 2004, regulatory developments were dominated by the New Regulatory Framework (NRF) of the European Union. The implementation of the new regulation means that the national regulators have to analyze the telecommunications markets and decide whether regulation is necessary and which remedies should apply. OPTA has issued a number of very extensive questionnaires requesting all market parties to provide the information and quantitative data necessary to enable OPTA to define and analyze relevant markets in terms of possible positions of market power and competition problems that may have to be addressed by means of appropriate, proportionate measures. OPTA has announced that the decisions in which this will be determined are anticipated in the course of 2005 after a round of national and international consultations.

The obligations imposed upon KPN under the previous regulatory framework remain applicable (with a maximum period of 24 months) until the new regulatory framework is implemented. As an operator of fixed public telephony networks and fixed public telephony services, mobile public telephony networks and mobile public telephony services and leased lines and being designated as having Significant Market Power (SMP), generally a market share in excess of 25%, we are subject to stringent requirements in the Netherlands. The most important of these are offering end users and other players in the market transparent and non-discriminatory access to our networks and services. Designated operators of fixed public telephony networks, fixed public telephony services and leased lines are also required to offer this access at cost oriented prices. Operators of mobile public telephony networks and mobile public telephony services are only required to charge cost oriented prices for interconnection if they have been designated as having significant market power on the national interconnection market with regard to fixed and mobile public telephone services together.

OPTA may impose a penalty of up to EUR 450,000 or – in the event of violation of certain obligations attached to a SMP designation under the new regime – a penalty of up to 10% of a company's relevant turnover in the Netherlands.

The new legislation is 'technology neutral'. In principal, all communication services and networks fall within the scope of the legislation contrary to the old ONP regime of the EU with a bias on fixed voice telephony. This concept of technological neutrality leads to more flexibility for regulators. At the same time, it leads to uncertainty in the market during the transition period. It will be not sooner than the date of publication of the decisions by the regulators that market parties know which regulatory remedies will apply.

The market analysis procedure is as follows. The regulator collects information about the market and determines whether market parties have SMP. This is determined not only by market share but also by other factors like market entry, access to financial markets etcetera. The following step is to assess the necessity of regulatory remedies for parties with SMP. Remedies have to be proportional in relation to the distortion of competition that is present in the market. The national regulators have to co-ordinate their decisions with the European Commission and other regulators according to the new EU rules. The European Commission only has veto power where it concerns the way a national regulator defines the market and not where it concerns the remedies that are imposed by the regulators.

The European Commission has defined 18 markets that at least have to be analyzed by the national regulators. If national regulators want to apply regulatory remedies to other markets than these 18 markets, the European Commission has to agree. The 18 markets are listed below:

Retail markets:

  access to the public telephone network at a fixed location for residential customers;

  access to the public telephone network at a fixed location for non-residential customers;

  publicly available local and/or national telephone services provided at a fixed location for residential customers;

  publicly available international telephone services provided at a fixed location for residential customers;

  publicly available local and/or national telephone services provided at a fixed location for non-residential customers;

  publicly available international telephone services provided at a fixed location for non-residential customers;

  leased lines: analog, 64Kb/s and 2Mb/s;

Wholesale markets:

  call origination in the fixed public telephone network;

  call termination in the fixed public telephone network;

  transit services in the fixed public telephone network;

  wholesale unbundled access (including shared access) to metallic loops and sub-loops for the purpose of providing broadband and voice services;

  wholesale broadband access;

  wholesale terminating segments of leased lines;

  wholesale trunk segments of leased lines;

  access and call origination on public mobile telephone networks;

  voice call termination on individual public mobile networks;

  the wholesale national market for international roaming on public mobile networks; and

  broadcasting transmission services.

All 18 markets are relevant for KPN as KPN is active in all markets, in particular in the Netherlands. Market 18 (broadcasting transmission services) is of importance to KPN in relation to our request for access to cable networks of competitors. The mobile markets 15-17 are of special importance to the mobile activities of KPN in the Netherlands, Germany and Belgium.

The current regulation of fixed voice telephony and leased lines of KPN will apply until the national regulator has decided finally about the market power of KPN and the necessity of remedies for KPN. In respect of the current regulatory situation, the potential scope of regulation is extended to transit (market 10), wholesale broadband access (market 12) and mobile call termination (market 16). The national regulator will have to decide whether regulation of these new markets is necessary. We expect greater clarity in 2005 what impact this potential extension will have on the business of KPN.

Voice over IP (VoIP)
The regulatory situation for VoIP is unclear. A key question is whether VoIP should be considered as a traditional public voice telephony service with similar legal rights and obligations. In our view, VoIP is one of the many IP services over ADSL that is fiercely competitive and that there is no justification for putting SMP obligations on VoIP or ADSL offered by us.

Television
We requested access to several cable networks of cable operators in order to deliver television services to subscribers of those networks. These requests are still pending. In the case of UPC we formally complained about the denial of access. OPTA decided not to investigate the complaint further because we did not describe the television services in detail. We are following up on the OPTA decision and continue to request access to the UPC network.

Regulation Fixed telephony and leased lines in the Netherlands

We are required to charge cost oriented prices for fixed public telephone services, consisting of telephone lines, local telephone calls, national telephone calls, fixed-to-mobile telephone calls, standard telephone directory listings and the directory enquiries services. Determination of whether prices are cost oriented has taken place since July 1, 1999 through a price ceiling system. Under this system, we had to reduce our prices by at least 5.3% each year, while we were allowed to correct these prices for inflation. This price ceiling system was replaced by a system of safety caps, running from July 1, 2002, until July 1, 2006. Under this system, the prices of telephone lines, local telephone calls, national telephone calls and fixed-to-mobile telephone calls are allowed to increase only by the rate of inflation. For the period from July 1, 2003 through July 1, 2004, inflation has been pegged at 3.5%, and for the period from July 1, 2004 through July 1, 2005 at 2.1%. In 2004, we raised our one-off and recurring charges for telephone lines to the full extent permitted under this system. We did not raise our minute prices for traffic.

In connection with the fixed terminating access ('FTA') fees of other (non-SMP) fixed operators OPTA announced a policy change in July 2004 in the way in which our retail tariffs for off-net calls to other fixed operators are tested against the requirement of cost orientation. Starting immediately, our fixed-to-fixed off-net tariffs are no longer cost oriented if the FTA fee included in the tariff exceeds the maximum fair fee (based on so-called delayed reciprocity, i.e. linked to KPN's FTA rates three years back) set out in OPTA's April 2003 policy guidelines. In spite of these guidelines, which are the subject matter of various disputes and appeal proceedings, a number of fixed operators apply FTA tariffs that are higher. As a result of said policy change we are no longer allowed to pass the excess amount on to our retail customers. OPTA withheld its required consent to a proposed increase of our end-user prices for calls destined for the Versatel and Tele2 networks that would have reflected the FTA fees of these networks, which are in excess of the maximum fair fee. Furthermore, OPTA announced that it would impose a penalty-carrying order on us forcing us to decrease our current end-user prices for telephone calls destined for the Versatel network, which are higher than permitted under OPTA's new policy. We objected and at the same time urged OPTA to enforce the obligations of other fixed operators to lower their FTA rates rather than to allocate the financial risks fully to KPN.

On July 16, 2004, OPTA issued a decision imposing a EUR 225,000 fine on KPN for knowingly violating the non-discrimination principle by allowing Carrier (Pre)Select (CPS) providers access to less telephone number information and at a higher price than KPN's own retail organization. The decision is based on OPTA's interpretation of the non-discrimination principle, which is unprecedented and much stricter than required under general competition case law. In our appeal to the Rotterdam District Court we have argued that there is no legal basis for OPTA's decision. In addition, we have appealed the degree to which the alleged violation is attributed to KPN and to the amount of the penalty. Judgement is pending.

In 2004, we conducted two short-term marketing actions. We gave customers an amount of money equal to the amount of the monthly charge for signing up for a 'BelZakelijk' call bundle. We also gave CPS customers a gift voucher for transferring back to KPN. OPTA has taken enforcement actions in both instances (a EUR 450,000 fine for the BelZakelijk action and a penalty-carrying order up to a maximum of EUR 250,000, successfully forcing us to cease the gift voucher action), claiming that KPN is in breach of the obligation to apply cost oriented tariffs and discount schemes only if they have been approved by OPTA beforehand. We have contested these actions because we take the view that short-term marketing actions such as the above do no qualify as tariffs or discounts schemes and therefore do not require prior approval of OPTA. Judgement is pending in both proceedings.

Interconnection
The prices we charge competitors for the use of our fixed network must be cost oriented. These are reviewed once a year and, no later than July 1 each year, OPTA sets the prices we may charge in the coming twelve months. The cost basis deemed to exist for a hypothetical efficient operator is used as the yardstick for cost oriented prices for the terminating access service. This cost basis has been modeled on the ‘Bottom-up Long Run Incremental Costs’ (BU-LRIC) cost allocation model. Our actual cost basis is taken as the criterion for prices for originating access services (special access) and unbundled access services. The Embedded Direct Cost (EDC) model is used to allocate these costs.

As regards the tariffs that apply for the period 2003/2004, OPTA decided on June 30, 2004 to withdraw its decisions of July 24, 2003, September 4, 2003 and the enforcement decision of December 3, 2003 (against each of which we had lodged objections). At the same time, OPTA approved the cost allocation systems (EDC VI and BU-LRIC III) submitted by us in accordance with the instructions issued by OPTA in respect of the systems we had submitted in 2003, and assessed the tariffs arising from these systems as cost oriented tariffs for the terminating access, originating access and unbundled access services for the period 2003/2004 as well as for the period starting on July 1, 2004, until the moment the new legal framework takes effect, but no later than on December 31, 2005. The outcome of this transitional regime is acceptable to us, but not to Tele2 and ACT who have filed objections. Most of their arguments, such as the non-regulation of our tariffs for transit services, had been put forward on earlier occasions (and dismissed by OPTA), but new objections have been raised against the fact that OPTA has not distinguished between terminating/originating access tariffs to/from PSTN/ISDN connections and terminating/originating access tariffs to/from VoDSL connections, as well as against the fact that OPTA has not applied cost orientation to the tariffs for bitstream access. All of these objections have been dismissed by OPTA. Tele2 and ACT have appealed this decision.

Within the context of appeal proceedings against OPTA's decisions to approve KPN's cost allocation systems for the periods 1999/2000, 2000/2001, 2001/2002 and 2002/2003, a number of market parties put forward a number of grounds for appeal, most importantly against OPTA's decision not to impose an obligation for cost orientation on KPN's tariffs for transit and inter-region connect services. In addition, Tele2 claimed that KPN's charges for originating access should also be based on the BU-LRIC cost allocation system. On December 23, 2004 the Rotterdam District Court decided that, although OPTA has discretionary power to distinguish between different cost allocation systems tailored to certain market characteristics, OPTA had no power not to instruct KPN to submit for approval a cost allocation system for transit and inter-region connect services. As regards Tele2's claim, the Court decided that OPTA had insufficiently motivated why – after its earlier announcement that the EDC model did not meet the requirements – it had decided to continue to use the EDC model rather than the BU-LRIC model as the cost allocation model for originating access services. The Court ordered OPTA to take a new decision. Both OPTA and KPN have lodged an appeal to the Trade and Industries Appeals Tribunal, whereas MCI, Priority, Enertel and MCI have asked for preliminary injunction.

Carrier (Pre)Selection (CPS) is currently available for four types of calls: local, national, fixed-to-mobile, and international calls. In the past, some CPS operators have expressed their wish to add non-geographic calls to the list of options. One of them, Tele2, has filed a request with OPTA to settle a dispute between Tele2 and KPN on this subject, requesting OPTA to impose on KPN the obligation to include non-geographic calls (to all existing and future non-geographic numbers) in the list of calls for which CPS is available. In our statement of defense we have pointed out that KPN cannot comply with Tele2's request without infringing its statutory and contractual obligations towards the service providers offering their services via non-geographic numbers to our customers on the basis of special access to the KPN network, and emphasized the necessity to consult these service providers before any decision can be taken. However, on December 23, 2004, OPTA ruled in favor of Tele2. KPN must add non-geographic calls within five months of the date of the decision. We have appealed this decision, and at the same time we make preparations to execute the decision.

Unbundled access
We are required to provide our competitors (including our own services and our associated companies) with full and shared unbundled access to our local copper loops on fair, transparent and non-discriminatory terms and at cost-oriented prices. We must also allow a new entrant to co-locate its own network equipment. We are engaged in legal proceedings against OPTA's interventions in our periodic co-location prices (rent and electricity).

In its December 19, 2003 decision, OPTA imposed a EUR 90,000 and a EUR 180,000 fine on us for violating the obligation to charge cost-oriented prices and the prohibition on discrimination in providing unbundled access to competing providers of DSL services, respectively. We have submitted a notice of objection to this ruling, which was rejected by OPTA in May 2004. We have appealed this decision before the Rotterdam District Court.

Within the context of a dispute referred to OPTA by bbned, Tiscali and Versatel, OPTA decided on May 6, 2004 that we must co-operate in a migration process reducing the period for migrating an unbundled access line from one DSL provider to another substantially, thereby breaking down the barrier for customers to migrate from one DSL provider to another and stimulating competition in the DSL market. OPTA requires a written consent by the end-user upon which a request for migration can be issued by the recipient carrier to our wholesale department. The effect of this decision is difficult to quantify since much will depend on how successful DSL providers will be in attracting customers from their competitors.

Bitstream access
Within the context of a dispute referred to OPTA by Tiscali, OPTA obliged us to make an offer to Tiscali for a bitstream access service identical to the bitstream access service provided to our own retail service (ADSL by KPN) and at cost-oriented prices. We requested, and obtained, injunctive relief from the President of the Rotterdam District Court on the grounds that the bitstream access service does not qualify as special access to our telephone network. Nonetheless, in its decision on our objections OPTA upheld its earlier views, whereupon we lodged an appeal to the Rotterdam District Court and at the same time asked for a preliminary injunction. On October 30, 2003, the President of the Rotterdam District Court sustained our claims, referring to the grounds set out in the Court’s earlier judgment, and ordered OPTA to review its original decision in light of our objections on the grounds set out in the Court’s judgment. Both OPTA and Tiscali have appealed against this judgment but the Trade and Industry Appeals Tribunal upheld the Court's judgment in its April 16, 2004 decision.
Leased lines
Enacted by order of March 27, 2002, OPTA designated us as having significant market power in seven market segments, namely the national markets for national analog leased lines, international analog leased lines, national leased lines with a capacity smaller than 2 Mb/s, international leased lines with a capacity smaller than 2 Mb/s, national leased lines with a capacity of 2 Mb/s, international leased lines with a capacity of 2 Mb/s and national leased lines with a variable capacity. The designation does not apply to the market segment for leased lines with a capacity greater than 2 Mb/s, whereas our designation in the market for international leased lines with a capacity of 2 Mb/s was later revoked by OPTA. Following a succession of injunctive relief and appeal proceedings, on September 8, 2004 the Trade and Industry Appeals Tribunal dismissed our appeal against our designation in the markets for national analog leased lines, international analog leased lines and national leased lines with a capacity smaller than 2 Mb/s. As regards our designation in the markets for international leased lines with a capacity smaller than 2 Mb/s, national leased lines with a capacity of 2 Mb/s and national leased lines with a variable capacity (PVCs), the Tribunal instructed OPTA to take a new decision on our objections because in its view OPTA had insufficiently investigated and analyzed the relevant markets. In its December 15, 2004 decision OPTA remedied the failures identified by the Tribunal and reinstated our designation in the three markets, except that the PVC market now includes X.25, Frame Relay and ATM services only and does not include IP and Ethernet services.

Mobile telecommunications – International Roaming

The market for international roaming has been under investigation by the European Commission since 1999 with an initial sector inquiry resulting in a working document in December 2000 and unannounced inspections of the offices of mobile network operators in the United Kingdom and Germany, including E-Plus, in July 2001. The Commission said it was seeking evidence of collusion and/or excessive prices in relation to both retail and wholesale roaming charges, and the Commission has subsequently sought, or been provided with, additional information about roaming charges. In July 2004 the Commission sent so-called Statements of Objections to Vodafone UK and O2 UK, in which these parties were accused of abusing their dominant positions on the market for wholesale international roaming, by charging excessive tariffs (so-called Inter Operator Tariffs, or IOT). In February 2005, in a similar investigation in the German market the European Commission sent statements of objectives to T-Mobile Germany and Vodafone Germany.

One of the markets defined in the Recommendation under the new European regulatory framework to be investigated by NRAs is the wholesale international roaming market. At December 10th, 2004 all NRAs of the European Union (and of Norway, Iceland and Liechtenstein) were required to send out a harmonized questionnaire to all operators. The German NRA has not yet sent the questionnaire. Ten of these NRA’s (including OPTA) will conduct a joint market analysis by means of sharing the information and data received.

Mobile telecommunications – Germany

On May 19, 2004, 01081 Telecom AG submitted a formal request for interconnection with the E-Plus GSM network to the German regulator RegTP because it did not want to accept the MTA tariffs offered by E-Plus (EUR 0.149 as from December 15, 2004; EUR 0.124 as from December 15, 2005). On September 20, 2004, RegTP decided that E-Plus has to technically interconnect its network with the network of 01081 Telecom AG. Within a second consecutive procedure, RegTP decided on December 28, 2004 that the 2005 MTA tariffs would be EUR 0.149. This decision is being challenged by 01081 Telecom AG.

Mobile telecommunications – The Netherlands

Licenses
All mobile operators in the Dutch mobile market (KPN, Vodafone, T-Mobile, Orange and Telfort) acquired a UMTS license on August 7, 2000. Versatel filed complaints about the auction procedure and the awarding of the licenses, which were rejected by the College van Beroep voor het bedrijfsleven on March 29, 2004 in highest instance. Under the license, the operators have rollout obligations for the UMTS networks. As of January 1, 2007, all built-up areas in municipalities with over 25,000 inhabitants, all main roads (car, rail and waterways) in between, all motorways to Germany and Belgium and the areas around the airports of Schiphol, Rotterdam and Maastricht should be covered at a minimum level of 144 Kb/s outdoors.

Orange instituted civil proceedings against the State of the Netherlands claiming damages in relation to the DCS 1800 licensing, by which Orange paid approximately EUR 270 million in an auction. According to Orange, the State allowed the creation of an unleveled playing field in the Dutch mobile market because KPN Mobile and Vodafone were not required to pay separate fees for the GSM 900 frequencies. These claims were rejected in the first instance, but Orange has lodged an appeal.

Significant market power and special access
KPN Mobile was designated in 1999 as an operator with significant market power in the market for mobile public telephone networks and services. As a result of the designation, KPN Mobile was required to meet reasonable requests for special access and to offer interconnection and special access in a non-discriminatory way.

Following an original request of Yarosa, a mobile entertainment company, OPTA obliged KPN Mobile to present an offer to Yarosa, based on access of the Yarosa SMS switch to the KPN Mobile MSC, against a much lower tariff than offered originally by KPN Mobile. After several proceedings before OPTA and the Rotterdam District Court, OPTA decided on November 30, 2004, to withdraw the obligation for KPN Mobile to offer special access to Yarosa. Since it is most likely KPN Mobile will not be found dominant in the market for access and call origination, OPTA judged that it would no longer be reasonable to require KPN Mobile to offer such access.

Mobile terminating access
On December 4, 2003 the NMa announced to halt its investigation into a potential abuse of dominant position in relation to MTA tariffs, upon a voluntarily agreed reduction of MTA tariffs by the mobile operators. As of January 1, 2004, the tariffs of KPN Mobile and Vodafone were reduced to EUR 0.155 per minute, with further reductions on December 1, 2004 (EUR 0.13) and December 1, 2005 (EUR 0.11). Maximum tariff for all the other operators (Orange, Telfort and T-Mobile and the virtual mobile operator Tele2 Mobiel) were set at EUR 0.175 as of January 2004, EUR 0.147 as of December 2004 and EUR 0.124 as of December 2005. In remaining disputes between fixed and mobile operators, OPTA has decided in line with these reductions, which some of the fixed operators appealed to the Rotterdam District Court.

It is expected that as a result of the 2004 market analysis procedure OPTA may impose remedies on the operators in relation to these MTA tariffs. In December 2003, OPTA announced that, based on current views, it expected to regulate MTA tariffs, based on a cost allocation system (Long Run Incremental Costs (LRIC)) on or after December 1, 2005. In order to avoid distortion, OPTA expected that it would introduce a sliding scale to the cost-oriented level in connection with the last step of the published schedule.

The European Commission investigated complaints against KPN, initiated in 1999 by WorldCom. The European Commission issued a Statement of Objections in March 2002, in which it expressed the opinion that KPN Mobile abused its dominant position in relation to mobile termination by discriminating, setting unfair prices (resulting in a margin-squeeze between MTA tariffs and certain fixed-mobile on-net tariffs within VPN services) and refusing to provide direct interconnection. In October 2004, the European Commission informed KPN that the complaint was withdrawn and the case would no longer be pursued.

Dealer commissions
After an investigation into the reduction of subsidies to mobile handset retailers by mobile phone operators in the Netherlands, including KPN Mobile, the NMa concluded that all five mobile operators coordinated a decrease of the commissions to their dealers and a decrease of the handset subsidy for prepaid subscriptions. On December 30, 2002, the NMa published its decision and fined the operators a total amount exceeding EUR 88 million. The fines are revenue related and KPN Mobile's fine amounts to EUR 31.3 million. Upon objection of KPN Mobile and the other operators NMa reduced the level of fines in September 2004 (in total to approximately EUR 52 million). KPN Mobile's fine was reduced to EUR 12.63 million. Appeal procedures have been initiated.
Numbers and number portability
OPTA has formulated policy guidelines concerning the quality of mobile number portability. As of October 2003, OPTA introduced an amendment to the guidelines, requiring operators to transfer numbers within 10 days upon a customer's request, notwithstanding existing terms of contract duration. KPN Mobile did not agree with the amendment and OPTA imposed a penalty-carrying order on us. After initial suspension of OPTA’s decision by the President of the Rotterdam District Court, on December 8, 2004, the College van Beroep voor het bedrijfsleven annulled OPTA’s decision in highest instance.

Mobile telecommunications – Belgium

Peak/off-peak litigation against Proximus
As from October 2003, BASE changed its peak hours for interconnect from 8-19 to 10-22 hours and abolished its low weekend interconnect tariff. BIPT confirmed the reasonableness of the interconnect request of BASE in a decision of August 29, 2003. Proximus has appealed this decision before the Brussels Court of Appeals and BASE has intervened in this procedure. On 18 June 2004, the Court has partially annulled the decision of the BIPT. The Court has not questioned BIPT’s determination that the change of BASE peak/off-peak hours was reasonable, but has overruled BIPT’s decision to impose on Proximus to accept an amended interconnect agreement between BASE and Proximus. BIPT has lodged an appeal before the Supreme Court (Hof van Cassatie) in order to have the judgment of the Court of Appeals annulled. Proximus is now withholding monthly payments of approximately EUR 350,000 in fees on the basis of the court decision (current total: EUR 5.2 million). BASE and Proximus have now started a formal negotiation process.
Abuse of dominance: litigation against Proximus
On June 25, 2003, BASE has initiated court proceedings against Proximus for abuse of dominant position. BASE wishes Proximus to reduce its interconnect rates and to pay compensation to BASE for the damages suffered by BASE due to this anti-competitive behavior (estimated at EUR 560 million). On March 1, 2004, Mobistar has voluntarily intervened in the procedure. Mobistar provisionally estimates its claim against Proximus at EUR 106 million. BASE submitted its trial brief and the financial report substantiating its claim on August 26, 2004. This procedure is currently pending.
Abuse of dominance: litigation against Belgacom
According to BASE, Belgacom has, by not accepting the Mobile Terminating Rates (MTR) set by BASE, abused over the last years its dominant position on the transit of international incoming traffic. Because negotiations to reach an amicable settlement failed, on June 2, 2004, BASE lodged a complaint against Belgacom before the Belgian Competition Council. This procedure is currently pending.
Use of SIM-boxes: litigation against The Phone Company
The Phone Company was a company reselling BASE SIM-cards in SIM-boxes. Once BASE discovered this abuse, it ended its contractual relationship with The Phone Company. By judgment of December 9, 2003, the Brussels Court considered The Phone Company’s use of SIM-boxes for reselling BASE airtime as illegal and confirmed as such the validity of BASE’s decision to suspend the SIM-cards used by The Phone Company in its SIM-boxes. The Court of Appeals confirmed the first judgment in September 2004.
SMS cartel: Investigation by the Competition Council
In May 2004, three Members of Parliament of ECOLO (an environmental party) lodged a complaint with the Belgian Competition Council against BASE, Proximus and Mobistar. According to them, the operators have established a cartel in relation to SMS pricing in order to keep SMS-prices at an artificially high level. Following this complaint, the Competition Council has sent out an information request, to which BASE replied on September 24, 2004.
Royal Decree on antenna radiation: annulment procedure
By a decision of December 15, 2004, the State Council annulled, on the basis of procedural grounds, the royal decree of 2001 on antenna radiation. The consequences of this annulment are currently under review.
Number portability – porting costs: annulment procedure
A specific clause of the royal decree of September 23, 2004 on number portability authorizes BIPT to determine the costs that mobile operators may charge one another for performing the porting-out of a customer to a competitor. The basis for these charges should be the costs ‘of an efficient operator’. Specifically against this clause, BASE has launched an annulment procedure before the State Council. This procedure is currently pending.
Number portability – porting costs: appeal procedure
In a decision of September 16, 2003, BIPT determined the costs that mobile operators may charge one another for performing the porting-out of a customer to a competitor. Following an appeal by Mobistar, the Court of Appeals, by judgment of October 14, 2004, suspended the decision of BIPT, and has asked a number of ‘prejudicial’ questions to the European Court in relation with the directives 2002/22 (universal service) and 2002/21 (framework directive).

Back to content

Risk factors

Our business is subject to various risks relating to changing competitive, economic, political, regulatory, legal, social, industrial, business and financial conditions. These conditions are described below and discussed in greater detail elsewhere in this Annual Report. The following risk factors could harm our business, financial condition and operating results, adversely affect our revenues and profitability, and possibly lead to a drop in the trading price of our shares.

The markets in which we operate are highly competitive and our principal businesses face significant competition. If we are unable to compete effectively, this could lead to loss of revenue, reduced margins, loss of market share and adversely affect our financial position.

Our Fixed division faces heightened competitive pressures as a result of regulatory changes, such as those allowing for Carrier (Pre)Select services, number portability and main distribution frame access, which have increased the ease with which our customers can use the services of other telecommunications carriers in preference to our own. These competitive pressures have resulted in declines in prices and in our market share in the last three years and may result in lower revenues and profits from our Fixed division business in the future. Our Fixed division business also faces increased competition from both other fixed-line operators and from mobile operators due to a shift in usage patterns away from fixed-line and in favor of mobile usage, as well as from leased line to IP networks. Many of our competitors are able to charge lower prices than us. Our regulatory tariffs limit the amounts and kinds of discounts we can give customers. Customer care and satisfaction is increasingly important given the increased competition. If we do not succeed in improving customer satisfaction, we could be at a further competitive disadvantage, which may impact our financial position.

Our Mobile division business faces increased competitive pressure from existing and new market participants in all our markets. Competition based on price, subscription options offered, coverage and service quality remains intense, and we expect pressure on calling rates to remain high as we compete with other operators for market share. Our traditional mobile markets (voice) have become increasingly saturated. As a result, the focus of competition is shifting from customer acquisition to customer retention and customer satisfaction efforts. Substantial expenses are required for customer retention and satisfaction efforts, and significant customer defections would have an adverse effect on our financial position.

We face competition from a variety of competitors, including, but not limited to, existing fixed and mobile network operators, operators offering new mobile network services such as wireless fidelity services (Wi-Fi), providers of higher speed xDSL services, and others. Some of these competitors are smaller and may be more flexible and responsive than us. Other competitors may operate on a broader scale and have more financial resources and capital at their disposal, enabling them to compete more effectively than us, for instance, in terms of price, time-to-market with new products and services, network quality and network rollout, and customer care and satisfaction. For example, our mobile subsidiaries E-Plus in Germany and BASE in Belgium are both the third largest operator in their respective markets, with the top two operators having a significantly higher market share and an ability to exert significant influence over the market. As a result, our subsidiaries may be at a competitive disadvantage and could rapidly lose market share.

Our public image is important to our sales, marketing and customer relation efforts. Any damage to our image, whether as a result of corporate actions, developments or particular business units or otherwise, could adversely affect our market position and ultimately harm our financial results.

Regulatory decisions and changes in the regulatory environment could adversely affect our business.

In our Fixed division, most of our network activities in the Netherlands are overseen by significant regulatory bodies. These authorities regulate, among other things, the prices we may charge for many of our services and the extent to which we have to provide services to our competitors. In recent years, these authorities have compelled us to reduce some of our prices. Regulatory authorities may increase the severity of the pricing controls, extend the range of services to which regulations apply (including any new services that we may offer in the future), and extend the services that we have to provide to our competitors. These regulations may impact our financial position, the severity of competition and our future profitability. For information about our investigation into certain inappropriate discounting practices by our fixed division, see 'Operating Results—Segmental Results of Operations—Fixed Division—Discounts investigation'.

In our Mobile division, we have to comply with an extensive range of requirements regarding the licensing, construction and operation of our mobile networks and services. Decisions by regulators regarding the granting, amendment or renewal of licenses, to us or to third parties, could adversely affect our future operations. Governments in these countries may issue telecommunications licenses to new operators whose services will compete with ours. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect us. Additionally, decisions by regulators could further adversely affect the pricing for services we offer.

The amendment act implementing the new European directives regarding Open Network Provisions became effective in the spring of 2004. These directives set out a framework within which national regulators may impose ex ante regulations on companies with an individual or collective significant market power in certain relevant markets, such as the markets for wholesale broadband access (bit-stream) and voice call termination on individual mobile networks as predefined by the European Commission. The Dutch regulator OPTA has defined 18 markets in the Netherlands. All these markets are relevant for us. This will lead to further regulation of our business and might adversely affect us.

The markets in which we operate undergo rapid technological changes, requiring us to make substantial investments in our business on an ongoing basis to grow and remain competitive.

Since our markets are undergoing rapid technological change, our future success depends, in part, on our ability to anticipate and adapt in a timely manner to those technological changes. To remain competitive, we must continually improve the speed and features of our existing products and services and develop attractive new products and services for our customers, such as General Packet Radio Service (GPRS) and UMTS technologies and i-mode services. We may not succeed in developing, introducing or improving these items in an economical or timely manner, or at all. Our competitors may be able to improve existing products and services or develop and introduce new products and services faster than we are able to. The changes require substantial ongoing investments if we are to achieve organic growth and remain competitive. We must also correctly estimate customer demand, and there is the risk that the new products and services introduced by competitors will be preferred over our new products and services. This could adversely affect our financial position.

We have made substantial investments in UMTS licenses in our core markets. We may not generate a sufficient return on these investments and our depreciation, amortization and other charges increased substantially and will increase further, because a large part of the network is already operational.

We have made substantial investments in UMTS licenses in our core markets. There may be significant delays in receiving the requisite number and type of handsets and equipment needed for UMTS products and services. The size of the market for these products and services is as yet unknown and may fall short of expectations as UMTS technology may prove not to be superior to existing or other future technologies. We cannot be certain that the demand for UMTS services will justify the related costs. In some locations, the investments, although required under the licenses, may not be commercially desirable or lack a matching customer demand. In addition, we have a number of significant competitors in each of our geographic markets. Our competitors may be able to build out their UMTS networks more economically or quickly than we can. This could place us at a competitive disadvantage in providing UMTS services in the relevant market. In Germany, we could also be at a disadvantage if 'dual use frequencies' are granted, allowing the use of 900 MHz frequencies for UMTS. While network sharing is intended to reduce costs, we cannot give any assurance that this will be the case or that we will be able to make such network sharing work commercially or technically. If our UMTS strategy is not successful, our financial position as well as our business strategy may be adversely affected.

Based on regulatory requirements, we expect substantial capital expenditures on the rollout of our UMTS networks. In the second half of 2004, we have begun recognizing substantial amortization charges with respect to these licenses and investments and we expect these charges to continue to increase. In addition, we expect to incur significant marketing costs and other costs in relation to the launch of our UMTS services. As a result, our net income can be expected to decrease except to the extent enhanced earnings from UMTS networks offset such charges.

The ongoing and significant changes in our business may be disadvantageous for us and may lead to a decline in our operating results.

Due to the introduction of carrier preselection and Internet originating services (whereby Internet service providers can establish a direct billing relationship with their customers for Internet usage), the traffic volumes in our traditional fixed telephony services are shifting towards our carrier services and Internet providers, which generate lower revenues and margins. Furthermore, our number of connected households is decreasing as a result of substitutions of fixed lines by mobile connections and increased competition from other fixed-lined operators. However, growth in the traditional mobile telecommunications industry has slowed significantly. In addition, mobile customer retention costs have increased and may continue to increase as the trend towards more frequent replacement of handsets shortens the payback period for handset subsidies. Mobile customers are also migrating towards cheaper service solutions. Our financial position, which is increasingly dependent on the mobile business, may be adversely affected if the mobile telecommunications markets in which we operate do not expand, or we are unable to retain our existing customers, stimulate increases in customer usage, control customer retention costs, and maintain or increase prices.

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

Our regular review of the carrying value of our assets (including our intangible, tangible and financial fixed assets) has resulted in significant impairments in 2002, and we may in the future be required to recognize additional impairment charges. Events in the technology and telecommunications markets, including significant declines in stock prices, market capitalization and credit ratings of other participants, as well as the ongoing review and refinement of our business plans, have resulted, and may in the future result, in substantial impairment write-downs of our intangible or other assets. In addition, we have been recognizing, and may be required in the future to recognize, increased depreciation and amortization charges if we determine the useful lives of our fixed assets to be shorter than originally expected.

We depend on our relationship with various partners and suppliers and any disruption in these relationships may adversely affect our business.

Our businesses depend upon our ability to obtain adequate supplies of telecommunications equipment and related software, our contractors’ ability to build and roll out telecommunications networks on schedule, and our suppliers’ ability to deliver dependable technical support. Due to downturns in economic conditions, some of our suppliers may cease to do business. We cannot be certain that we will be able to obtain quality telecommunications equipment and support from alternative suppliers, particularly in relation to new technologies, on a timely basis if our existing suppliers are unable to satisfy our requirements. This could lead to an interruption in the operation and build-out of our networks, which may impact our financial position and results of operations. In addition, as part of our cost reduction program we have sold a substantial part of what we considered to be our non-core assets. A significant part of the services previously rendered to us by these non-core assets are now provided to us by new owners of the assets, or other external suppliers. We depend on our relationship with these suppliers, especially Atos Origin, for the continuation of these services, some of which are vital to our business.

Network interruptions or service slowdowns caused by local or global system failures, misuse of our network and related applications as a result of inadequate security, may result in reduced user traffic, reduced revenue and harm to our reputation and business operations.

Our ability to operate our businesses depends significantly upon the performance of our technical infrastructure. Failures in power supply by power companies are increasing in the Netherlands and may harm our technical infrastructure. Although our critical infrastructure equipment has power interruption backup facilities, these facilities may prove not to be adequate during a prolonged interruption. Our technical infrastructure is also vulnerable to damage or interruption by floods, fires, telecommunication failures and similar events. It also may be subject to break-ins, sabotage, terrorism, vandalism and similar misconduct. Furthermore, the security of our network and related applications may be inadequate, which may result in access and misuse by hackers and other unauthorized users and may adversely affect our operations. The occurrence of a natural disaster, other unanticipated problems at our facilities or any other damage to, or misuse of or failure of our systems could result in interruptions in our service. System failures, including failure of our network and the networks used by our suppliers, and hardware or software failures or computer viruses, could also affect the quality of our services and cause temporary service interruptions, resulting in customer dissatisfaction, penalties and reduced traffic volumes and revenue. Any of these factors could impact our business and financial position.

Our Mobile division's business may be hampered as a result of more stringent regulation of the electromagnetic field strengths of mobile transmission equipment and alleged health risks of mobile telephones and transmission equipment.

Our Mobile division's businesses are increasingly subject to more stringent regulation of electromagnetic field strengths of mobile transmission equipment. Regulators have already imposed restrictions and may even impose greater restrictions on the construction of base station towers, the upgrade of networks and the replacement of existing antennae and other related infrastructure. As a result, we are experiencing difficulties and delays in obtaining building permits for our mobile transmission equipment. This may prevent us from completing our network build-outs, providing new services and fulfilling UMTS license terms. In addition, it may become more difficult to renew leases for existing base stations and other equipment, with the cost of such leases increasing. Any of these factors could impact our business and financial position and may place us at a disadvantage in relation to our competitors.

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

Future downturns in financial markets may result in further shortfalls for our pension funds and additional funding obligations for us. Any pension funding obligations may impact our financial position.

We are obliged to fund any shortfall in our pension funds if coverage ratios fall below certain thresholds. We estimate that as of December 31, 2004 the total shortfall equaled approximately EUR 250 million, which has to be paid in 5 years. In accordance with the current payment schedule, an amount of EUR 21 million was paid in 2004. The next pension charge has to be paid in the second quarter of 2005 and will be calculated based on the coverage ratio of the pension funds in December 2004. We expect that this next pension charge will equal approximately EUR 50 million. The actual outcome of the amounts to be paid may differ from the estimates we used. Each year, the amount of the pension shortfall is recalculated taking into account the then applicable coverage. If financial markets do not recover in future years and coverage ratios fail to improve significantly, then the obligation to fund the shortfall will continue to exist and may increase.

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

  competition, regulatory conditions and the status of telecommunications liberalization in Europe;

  the build-out of UMTS networks, the development of compatible handsets, delays in the roll-out of UMTS services and networks and costs relating thereto;

  competitors’ positions in the market;

  changes in the financial estimates by securities analysts;

  our earnings releases and the earnings releases of our competitors;

  the outcome of legal proceedings;

  fluctuations in foreign exchange rates and interest rates; and

  international political and economic conditions.

We are involved in several legal proceedings. Such proceedings could eventually lead to payments of claims and damages or otherwise harm us.

We are a party to several legal proceedings of a regulatory and other nature. The proceedings themselves could divert management attention and capacity from our core business and could harm our public image. If we lose our cases, we could be forced to reduce our tariffs, make payments of claims and damages and suffer other disadvantages.

For a discussion of current legal proceedings, please refer to the section titled 'Commitments, contingencies and legal proceedings' in our Consolidated Financial Statements and to 'Regulatory Developments' above.

We may be subject to additional tax liabilities in the future, including as a result of audits of our tax returns.

The tax authorities may audit our tax returns and may disagree with the positions taken on those returns. We reached a significant settlement with the Dutch tax authorities regarding the tax consequences of the legal restructuring of our German mobile activities as well as the financial restructuring of KPN Mobile. For more information please refer to Note [8] of the Consolidated Financial Statements.

An adverse outcome resulting from any settlement or future examination of our tax returns may subject us to additional tax liabilities and may adversely affect our liquidity and annual effective income tax rate. In addition, any examination by the tax authorities could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

We may need to incur additional debt or issue new equity to finance strategic and technological investments and to refinance debt.

Financing and refinancing conditions will largely depend on future market conditions, our credit ratings, the telecommunication industry ratings, and our results of operations and future prospects, and we cannot be certain that financing will be available to us on favorable terms, or at all. Our credit rating may be impacted by the rapid technological and industry developments, our operational performance and our competitive and financial position going forward. If we cannot raise new funding, we may be unable to pursue growth opportunities or to refinance our existing indebtedness.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our securities.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our financial results could be harmed.

We devote significant attention to establishing and maintaining effective internal controls. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with Section 404 of the Sarbanes Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. Both we and our independent auditors are in the process of testing our internal controls in connection with the Section 404 requirements. We could, as part of this documentation and testing process, identify areas for further attention or improvement. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete.

We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial reporting processes and related Section 404 reporting requirements. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our financial results or cause us to fail to meet our reporting obligations. Any such failure could also adversely affect our assessment of the effectiveness of our ‘internal control over financial reporting’ that will be required when the Section 404 requirements become applicable to us. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our securities.

Back to content

OPERATING RESULTS

Our Financial Statements are prepared in accordance with Dutch GAAP, which varies in certain significant respects from US GAAP. Information relating to the nature and effect of such differences is presented in 'Information on US GAAP' in the Notes to the Consolidated Financial Statements. The following discussion includes various forward-looking statements. Please see 'Forward-Looking Statements', as well as 'Risk Factors' for a description of certain factors, many of them outside our control, that may affect our operating results. For additional information about how we calculate customer data, including ARPU, see 'Presentation of Financial and Other Information'.

Consolidated Results of Operations

The three-year summary of our performance is as follows:

Amounts in millions of euro	2004	2003	2002
Net Sales Fixed division	7,216	7,717	7,705
Net Sales Mobile division	5,206	4,903	4,506
Net Sales Other activities (1)	356	420	741
Inter-division sales (2)	–1,047	–1,170	–1,164
Own work capitalized	180	165	166
Other operating revenues	191	872	830
Total operating revenues	12,102	12,907	12,784
Operating expenses Fixed division	5,483	6,000	6,759
Operating expenses Mobile division	4,817	4,332	11,566
Operating expenses Other activities (1)	392	637	1,204
Inter-division expenses (2)	–1,047	–1,170	–1,164
Total operating expenses	9,645	9,799	18,365
Operating result	2,457	3,108	–5,581
Financial income and expense	–620	–862	–1,178
Profit/(loss) before taxes	1,837	2,246	–6,759
Taxes	–268	257	–983
Income/(loss) from participating interests	–11	161	–1,700
Group profit/(loss) after taxes	1,558	2,664	–9,442
Minority interests	–47	67	–100
Profit/(loss) after taxes	1,511	2,731	–9,542
(1) Includes supplies of products and services by our Other activities to entities outside the Group.
(2) Includes inter-division supplies of products and services within our divisions.

OPERATING REVENUES

2004
Total operating revenues during 2004 decreased by 6.2% to EUR 12,102 million. This decrease is mainly caused by a decrease of EUR 681 million in other operating revenues, 6.5% lower net sales generated by our Fixed division and 15.2% lower net sales from other activities. The lower net sales for our Fixed division and of other activities were partially offset by 6.2% higher net sales of our Mobile division. The decrease in other operating revenues is caused by lower book gains as mentioned in the following table.

The 6.5% lower net sales in our Fixed division was the result of the following combined effects:

  continuing migration from traditional services (such as telephony via PSTN and data transport via leased lines) to new services (such as ADSL, Voice over IP, IP-VPN), which are usually rendered at lower tariffs (and where our market shares our lower). The number of KPN ADSL connections increased to 1.4 million in 2004 (2003: 0.7 million) while traffic volumes within Fixed Telephony decreased to 30.48 billion minutes (2003: 39.42 billion);

  the rapid fixed-to-mobile (mobile-only households) substitution resulting in an increased number of mobile-only users. Per December 31, 2004 the percentage of mobile-only users was about 12% (December 31, 2003: 8%); and

  in the wholesale market the decline in revenues mainly resulted from a decline in tariffs as a consequence of OPTA regulation. The total impact of Mobile Terminating Access tariff reductions on both retail as well as wholesale traffic revenues amounted to EUR 293 million.

The 6.2% increase in net sales of the Mobile division resulted mainly from:

  a 17.5% larger customer base resulting in higher traffic and subscription revenues. In late 2004, E-Plus exceeded the 9.5 million customers mark, while KPN Mobile The Netherlands grew its customers base to over 6 million customers; and

  in the Netherlands, the positive impact of customer base growth on revenues was almost completely offset by the effect of MTA tariff reductions (EUR –108 million).

The net sales from our Other activities decreased by 15.2%. This decrease was the result of:

  deconsolidating our Logistics & Repair activities; and

  lower sales levels at Xantic due to terminating certain activities at the end of 2003.

2003
In 2003, total operating revenues showed an increase of 1.0% to EUR 12,907 million compared to 2002. In 2003, total net sales in our Fixed division were stable compared to 2002. 8.8% higher net sales of the Mobile division were offset by 43.3% lower net sales of other activities. The other operating revenues in 2002 and 2003 included the book gains mentioned in the table below.

The stable net sales of our Fixed division can be explained by:

  the shift from retail volumes to wholesale volumes, competition from Carrier (Pre)Select (which allows customers to choose their own carrier), fixed-to-mobile substitution and migration to ADSL leading to a decline in revenues, offset by the completion of the Mobirail and Tetraned projects generating additional revenues of EUR 109 million.

Total net sales in our Mobile division increased by 8.8%. Reasons for this increase were:

  an increased customer base – from 13.4 million to 14.7 million – resulting in higher traffic volumes and revenues; and

  full consolidation of E-Plus as from March 13, 2002 and deconsolidation of Pannon GSMas of February 4, 2002 resulted on balance in an increase in operating revenues.

Total net sales from other activities in 2003 decreased by 43.3%. This decrease was mainly caused by:

  the deconsolidation effect of Network Construction (effectuated in 2002); and

  the deconsolidation effect of Directory Services in 2003.

The following book gains and settlements were included in other operating revenues in 2004, 2003 and 2002:

Amounts in millions of euro	2004	2003	2002
Fixed division	-	-	-
Termination agreement MobilCom	-	222	-
Book gain on sale of UMC	-	15	-
Termination agreement Quam	-	-	210
Book gain on sale of Pannon GSM	-	-	335
Settlement holding companies Telkomsel	-	-	30
Mobile division	-	237	575
Book gain on sale of Directory Services	-	435	-
Book gain on sale of Inmarsat	-	26	-
Book gain on sale of Eutelsat	36	-	-
Book gain on sale of Peoples Telephone Company (PTC)	20	-	-
Other activities	56	461	-
Total	56	698	575

OPERATING EXPENSES

Amounts in millions of euro	2004	2003	2002
Cost of materials	1,014	983	1,000
Cost of work contracted out and external expenses	3,953	3,999	4,125
Salaries and social contributions	1,722	1,703	1,975
Depreciation and impairments property, plant and equipment	2,023	2,225	2,567
Amortization and impairments goodwill and licenses	374	310	7,685
Other operating expenses	559	579	1,013
Total operating expenses	9,645	9,799	18,365

2004
In 2004, total operating expenses decreased by 1.6% to EUR 9,645 million. The operating expenses within the Fixed division decreased by 8.6% to EUR 5,483 million, while the operating expenses within the Mobile division increased by 11.2% to EUR 4,817 million. The operating expenses within Other activities showed a decrease of EUR 245 million to EUR 392 million in 2004.

The 8.6% decrease in the operating expenses in the Fixed division was the result of:

  the combined effect of our cost savings programs and the lower sales levels;

  MTA tariff reductions amounting to EUR 293 million, included in work contracted out;

  higher pension charges amounting to EUR 173 million (2003: EUR 145 million) of which EUR 35 million (2003: EUR 9 million) relates to additional funding; and

  noteworthy expenses as mentioned in the table below.

The 11.2% increase in Mobile division's operating expenses reflected:

  higher sales-related expenses (primarily work contracted out – commissions and dealer bonuses and distribution fees – and cost of materials) due to both Mobile division's accelerated customer acquisition and retention programs resulting in a record-high number of gross additions and increased gross service revenues related to risen traffic volumes; and

  lower reversals of impairments as mentioned in the table below.

The decrease in the operating expenses of Other activities by EUR 245 million was caused by:

  cost reduction programs and deconsolidation of Logistics & Repair;

  the termination of certain Xantic activities;

  lower depreciation and amortization charges due to a smaller depreciation base following office space reductions in 2002 and 2003;

  a decrease in pension charges from EUR 50 million to EUR 41 million; and

  noteworthy expenses mentioned in the table below.

2003
In 2003, operating expenses decreased by 46.6% to EUR 9,799 million. The decrease was substantially impacted by the write-down of goodwill and licenses within our Mobile division in 2002, which is summarized in the table below.

Total operating expenses of the Fixed division decreased by 11.2% to EUR 6,000 million. Apart from the noteworthy expenses mentioned in the table below, this decrease was mainly caused by:

  cost saving programs in the entire division;

  a substantial reduction in our workforce; and

  decreased depreciation charges through investment optimization programs, as well as improved purchase conditions for maintenance activities.

The EUR 7,234 million decrease in operating expenses of the Mobile division was caused by the impairment of E-Plus' and BASE's goodwill and licenses in 2002.

Operating expenses decreased by 47% for our Other activities in 2003. Apart from the expenses mentioned in the table below, the decrease was mainly caused by:

  the deconsolidation of Directory Services and construction activities;

  reduced retail activities and lower deprecation and amortization charges; and

  lower pension charges in 2003 (EUR 50 million) compared to EUR 66 million in 2002.

In the table below we summarize noteworthy expenses included in the total operating expenses during the last three years.

Amounts in millions of euro	2004	2003	2002
Other operating expenses:
(Release of) restructuring charges	25	–3	–3
Provision for settlement and related issues KPNQwest	-	-	47
Loss on sale of SNT France	-	5	-
Write-down of assets held for sale	-	-	53
Depreciation, amortization and impairments:
Goodwill impairment SNT	-	38	-
Fixed assets impairment charge (reversal) Business Solutions	–8	42	-
Fixed assets impairment (KPNQwest)	-	-	87
Cost of work contracted out and external expenses:
Write-down of short-term receivables	-	6	-
Total – Fixed division	17	88	184
Other operating expenses:
Capital tax (refund) on the conversion of shareholders loans	-	–33	77
(Release of) restructuring charges	10	–1	–2
Depreciation, amortization and impairments:
Goodwill impairment charge E-Plus and BASE	-	-	1,852
License impairment charge (reversal) of E-Plus and BASE	–16	–103	5,412
Total – Mobile division	–6	–137	7,339
Other operating expenses:
Release of restructuring provision related to Atos Origin	–18	-	-
Book loss on sale of Netwerk Bouw	-	-	68
Restructuring charge	25	39	82
Depreciation, amortization and impairments:
Impairments and provision for settlement KPN Belgium	-	-	100
Intangible fixed assets impairments	-	15	-
Goodwill impairment within Xantic	7	46	-
Goodwill and tangible fixed assets impairments KPNQwest	-	-	37
Total - Other activities	14	100	287

OPERATING RESULT
The operating result in 2004 decreased by 20.9% (EUR 651 million) compared to 2003 and increased by EUR 8,689 million in 2003 compared to 2002. For a discussion of the factors underlying the developments in operating results, we refer to above sections and tables on operating revenues and expenses.

The operating result in 2005 will be influenced significantly by, among others, the following elements:

  increased acquisition expenses in broadband in the Netherlands;

  MTA reductions in the Netherlands;

  MTA reductions in Germany;

  increased amortization on UMTS licenses in Germany and the Netherlands.

We have embarked on a comprehensive program to achieve a structurally lower cost base by reducing the complexity of the network through the implementation of an all IP network, rationalization of IT and simplification of the Group structure. Over the next five years, we expect substantial reductions in staff (including the earlier announced restructuring of EnterCom and IT operations).

FINANCIAL INCOME AND EXPENSE
Net financial expenses in 2004 decreased by EUR 242 million to EUR 620 million due to reduced interest charges following early and scheduled debt redemptions in 2003 and 2004. In 2003, net financial expenses decreased by EUR 316 million to EUR 862 million as a result of early and scheduled redemptions (offset by costs of refinancing) of outstanding loans during 2002 and 2003.

Costs associated with the early redemptions in 2004 amounted to EUR 50 million (2003: EUR 69 million).

TAX ON PROFIT OR LOSS
The tax charge on the profit before tax amounted to EUR 268 million in 2004 (2003: tax benefit of EUR 257 million on the profit before tax; 2002: tax charge of EUR 983 million on loss before tax).
The effective tax rate in 2004 amounted to 14.6% (2003: –11.4%; 2002: –14.5%). Depending on general economic, market and business developments KPN expects to move into a taxpaying position not earlier than 2007.

The tax charge of 2004 was influenced significantly by the agreement reached with the Dutch tax authorities in February 2004, the application of the thin-capitalization rules in Germany, tax rate changes and (reductions of) valuation allowances on deferred tax assets for losses carried forward.

Based on changes in tax laws in the Netherlands, the corporate income tax rate will be reduced in three steps. As from January 1, 2005 the rate will be reduced from 34.5% to 31.5%, as from January 1, 2006 to 30.5% and as from January 1, 2007 to 30%. This change in tax rate has resulted in a EUR 128 million downward adjustment of the deferred tax asset of Koninklijke KPN and a EUR 307 million gain resulting from a downward adjustment of deferred tax liabilities at KPN Mobile.

In 2004, we have also reduced the valuation allowance on the deferred tax asset for corporate tax losses carried forward at BASE by EUR 138 million. This reduction was the consequence of an improved business case and a refinancing in 2004.

The E-Plus losses of 2004 were added to the tax losses carried forward. For these losses a valuation allowance was recognized.

The tax charge in 2003 was significantly influenced by the agreement reached with the Dutch tax authorities. This agreement resulted in a tax benefit of EUR 1,080 million, being a tax benefit at Koninklijke KPN of EUR 2,105 million and a tax charge at KPN Mobile of EUR 1,025 million.
Even without the effects of this agreement, our effective tax rate in 2003 differed substantially from the Dutch statutory tax rate of 34.5% as a result of partly recognized tax assets in relation to losses carried forward and non-taxable gains and losses.

In 2003, we have reduced the valuation allowance on the deferred tax asset for trade tax losses carried forward of E-Plus by EUR 87 million.

In 2002, we set up valuation allowances for previously recognized deferred tax assets for losses carried forward at E-Plus (EUR 275 million on recognized deferred tax assets for trade tax losses carried forward) and BASE (EUR 331 million on recognized deferred tax assets for corporate tax losses carried forward) as the most recent business cases at that time resulted in uncertainties.
In 2002, we waived EUR 300 million of our shareholder loans to KPN Belgium and BASE, resulting in a tax benefit in the Netherlands of EUR 104 million. The corresponding gains in Belgium were offset against prior years' net operating losses and therefore did not result in a tax charge.

RESULT FROM PARTICIPATING INTERESTS
In 2004, the result from participating interest showed a loss amounting to EUR 11 million. In 2003, result from participating interests amounted to a profit of EUR 161 million (2002: EUR 1,700 million loss). The income in 2003 included the reversals of the impairment charges on our investments in Hutchison 3G UK (EUR 119 million) and Český Telecom (EUR 46 million).

MINORITY INTERESTS
In 2004, minority interest related to the profit in the minority stakes of NTT DoCoMo in KPN Mobile, Telstra in Xantic, Digitenne, and various third parties in SNT and PanTel. As Digitenne has a negative equity, the minority interest of third parties could not be fully attributed. Therefore, KPN recorded a loss of EUR 26 million on Digitenne. In 2003, minority interests showed a profit of EUR 67 million (2002: EUR 100 million loss). The profit in 2003 reflected amongst others the minority interests' share in the impairment of goodwill within Xantic (EUR 12 million), the effect of the agreement relating to KPN Mobile with the tax authorities (EUR 23 million), the impairment of goodwill within SNT (EUR 15 million), the reversal of the GSM license impairment of BASE (EUR 2 million loss) and the recognition of the tax losses carry forward regarding E-Plus (EUR 1 million loss).

Back to content

Segmental Results of Operations

Fixed division

Amounts in millions of euro	2004	2003	2002
Net sales
Fixed Networks	6,174	6,485	6,534
Business Solutions	2,071	2,230	2,267
Intra-division sales	–1,029	–998	–1,096
Total net sales	7,216	7,717	7,705
Own work capitalized	24	18	32
Other operating revenues	14	17	22
Total operating revenues	7,254	7,752	7,759
Operating expenses
Fixed Networks	4,859	5,227	5,611
Business Solutions	1,653	1,771	2,244
Intra-division expenses	–1,029	–998	–1,096
Total operating expenses	5,483	6,000	6,759
Operating result	1,771	1,752	1,000

OPERATING REVENUES FIXED DIVISION

OPERATING REVENUES FIXED NETWORKS

Amounts in millions of euro	2004	2003	2002
Fixed Telephony	3,270	3,625	3,797
Carrier Services	2,746	2,870	2,688
Other units within Fixed Networks	2,030	1,983	1,926
Intra-division sales	–1,872	–1,993	–1,877
Total net sales	6,174	6,485	6,534
Own work capitalized	23	18	34
Other operating revenues	9	12	16
Total operating revenues	6,206	6,515	6,584

OPERATING REVENUES BUSINESS SOLUTIONS

Amounts in millions of euro	2004	2003	2002
Connectivity	1,333	1,386	1,447
Integrated & Managed Solutions	474	510	399
EnterCom	439	474	479
Other	–1	38	91
Intra-division sales	–174	–178	–149
Total net sales	2,071	2,230	2,267
Own work capitalized	1	1	–2
Other operating revenues	5	4	6
Total operating revenues	2,077	2,235	2,271

Our principal sources of revenue are:

  Traffic revenues, which include:

    Traffic revenues with respect to the fixed switched telephony network;

    National wholesale services;

    International wholesale services; and

    Portal enabling services.

  Monthly subscription revenues and one-off connection revenues, which include:

    Monthly subscription revenues and one-off connection revenues for fixed telephony;

    Transmission services: include service revenues for fixed-network connections; and

    Local loop services: monthly rental fees and initial fees paid for MDF Access and Co-location.

  Other net sales, which include:

    Inbound and outbound call services and e-mail handling services, as well as sales support services and directory assistance offered via SNT;

    Internet portal services and Internet content. Net sales from ISP services are based on monthly subscription fees (including ADSL), shares in telephony usage revenues, online advertising income and the sales of modems;

    IP services. Revenues are based on flat fees and monthly subscription fees per connection based on capacity provided. IP Dial-In Services are billed at local tariffs based on minutes used;

    Integrated and managed solutions; and

    Outsourcing.

For a more detailed description of the services we offer and the corresponding sources of revenues, please refer to the section 'Information about the company'.

2004
Growth of revenues is a key challenge for all players in the industry, in particular for KPN as an incumbent operator in a very competitive market. The Netherlands continues to be one of the most competitive markets in Europe. In today's dynamically changing market, various competitors are trying to create new positions for themselves in areas such as VoIP and Triple Play (voice, Internet and television). These new services are generally rendered at lower tariffs and the revenues of these new growth areas did not entirely compensate for the decline in the traditional services.

In order to counter these developments, our strategy in the Dutch fixed-line market is threefold:

  Attacking the market for new communication services to establish leading positions that will deliver attractive long-term financial returns;

  Defending the traditional services to maintain our leading share of declining markets;

  Exploiting our leadership of both the traditional and new services markets in order to achieve a cost structure that is unrivaled by our competitors and which will represent a source of significant sustainable competitive advantage.

In 2004, total operating revenues decreased by 6.4% to EUR 7,254 million. This decrease can mainly be explained by the continued migration of traditional to new services, ongoing fixed to mobile substitution and competition, as well as the Mobile Terminating Access (MTA) tariff reduction. In addition, lower revenues from the projects Mobirail and Tetraned, which were mainly completed in 2003 (impact EUR 69 million), as well as deconsolidation effects of the French and Scandinavian activities of SNT and of KPN Belgium (impact EUR 67 million) contributed to this decrease.

Revenues from traffic decreased by 13%, which occurred both in the retail and in the wholesale market. In the retail market traffic volumes declined considerably, due to the migration from dial-in Internet to ADSL, competition from direct access and Carrier (Pre)Select operators and mobile-only solutions. The revenues from dial-in Internet (subscriptions and usage) decreased in 2004 with EUR 146 million, which could be offset by an increase of revenues from ADSL (subscriptions, modems and connections fees) of in total EUR 151 million.

In the wholesale market the decline in revenues mainly resulted from a decline in tariffs as a consequence of OPTA regulation. The total impact of the Mobile Terminating Access (MTA) tariff reduction on both retail as well as wholesale traffic revenues amounted to EUR 293 million. The tariffs charged by mobile operators for termination on their mobile networks decreased as a result of the prescribed MTA tariff reduction. As a consequence we charged our fixed network customers lower tariffs for fixed-to-mobile traffic.

Revenues from subscriptions and connection fees for fixed telephony decreased slightly, as a result of a smaller installed base of connections, partially offset by an increase in fees. Subscription fees for local loop services increased as a result of a larger installed base.

Revenues from Connectivity decreased by 3.8% to EUR 1,333 million, as increased revenues of the new services (IP-VPN networks and new xDSL products) did not entirely compensate for lower revenues from traditional services (leased lines and Frame relay).

Revenues from Integrated & Managed Solutions decreased mainly due to EUR 69 million lower revenues from the Mobirail and Tetraned projects, which were mainly completed in 2003. Despite the decrease in revenues, the one-stop shopping concept proved to be successful in terms of customer retention and satisfaction.

Revenues from business services offered by KPN EnterCom decreased as result of an overall decline of the voice equipment market and migration to data solutions.

2003
In 2003, operating revenues remained almost stable at EUR 7,752 million. The following effects contributed to these stable revenues.

Revenues from subscriptions and connection fees increased as a result of a 3.5% increase in subscription tariffs at July 1, 2003 and an improved PSTN/ISDN mix as customers upgraded from analog to digital lines.

Within Connectivity, the conditions on the consumer and business broadband market (>2Mb/s) in general and prices in the transmission market decreased further in 2003. Together with a decrease in the number of leased lines, this had an adverse effect on our revenues.

As a result of the completions of the Mobirail and Tetraned projects in 2003, revenues increased with EUR 109 million in 2003. Traffic volumes decreased by 5% in 2003 caused by both the introduction of Internet-originating business models for our ISPs and third party ISPs and the increasing broadband penetration (conversion from dial-up Internet to ADSL). The loss of traffic volumes from third party ISPs was partly offset by an increase in the traffic volumes that our own ISPs charge to their customers for their Internet usage and an increase in wholesale traffic volumes in our Carrier Services business unit.

DISCOUNTS INVESTIGATION
In December 2004, the independent investigation into the appropriateness of discounts provided to certain customers of our Fixed division, which was initiated October last, was concluded. The investigation confirmed our initial assessment of the scope of services, market segments and amounts involved. We instituted a tightening up of our compliance procedures including the introduction of a program to improve employees' awareness of the increasingly complex legal restrictions governing commercial activities and new guidelines designed to avoid the risk of future regulatory breaches. Furthermore, a special committee has investigated whether additional measures were necessary. The committee's findings have been implemented.

We concluded there is no need to restate our consolidated financial statements for the period in question. We have not accounted for any possible fines that might be imposed on us by OPTA, the Dutch telecommunications regulator and await the outcome of the investigation conducted by OPTA.

Fixed Networks

Fixed Telephony

FIXED TELEPHONY

Amounts in millions of euro	2004	2003	2002
Fixed Telephony:
Traffic fees	1,628	1,976	2,222
Subscriptions and connection fees / other	1,642	1,649	1,575
Total net sales Fixed Telephony	3,270	3,625	3,797

ACCESS

In thousands as of December 31,	2004	2003	2002
PSTN (analog) connections	5,922	6,120	6,316
ISDN (digital) connections	1,512	1,557	1,536
Total number of connections	7,434	7,677	7,852
ISDN (digital) basic access lines (2 channels per connection)	1,490	1,533	1,514
ISDN (digital) primary access lines (15, 20 and 30 channels per connection)	22	24	22

2004
The fixed telephony business is in continuous decline. During 2004 the market shrink was more and more dominating revenue developments. Both broadband and mobile services are negatively affecting fixed line revenues of both traffic and subscriptions. Broadband penetration has increased from 27 per 100 households in the fourth quarter of 2003 to about 44 per 100 households in the fourth quarter of 2004, whereas mobile-only usage increased to about 12% of the Dutch households by the end of 2004 (2003: 8%).

In 2004, Fixed Telephony's net sales decreased by 9.8% to EUR 3,270 million. Net sales from subscriptions of EUR 1,652 million (2003: EUR 1,663 million), decreased by 0.7% whereas net sales from traffic decreased by 17.6%.

The decrease in subscriptions and connection fees was caused by a decrease in the number of connections, partially offset by an increase in subscription tariffs as from July 1, 2004. Subscription tariffs for PSTN increased by 2.1%; tariffs for ISDN2 increased by 1.4%.

Both the number of PSTN and ISDN connections decreased, although the decrease in PSTN connections was larger than the decrease in ISDN connections. The decrease in the number of connections is the result of both accelerated penetration of mobile-only usage as well as access competition from cable telephony in the consumer market, VoDSL offerings in the Small and Medium sized Enterprises (SME) market and direct access offerings in the corporate market.
Apart from this trend many ISDN2 customers with an ADSL connection migrated back to PSTN, just like ISDN30 customers migrated to IP solutions.

2003
In 2003, net sales decreased by 4.5% to EUR 3,625 million. Net sales from subscriptions of EUR 1,663 million (2002: EUR 1,603 million), increased by 3.7%, whereas traffic revenues decreased by 11%.

Net sales from subscriptions and connection fees increased as a result of a 3.5% increase in subscription fees effective July 1, 2003 and an improved PSTN/ISDN mix as customers upgraded from analog (PSTN) to digital (ISDN) lines. The number of PSTN lines fell by 3.1% mainly due to mobile only solutions (2002: 6%). The number of ISDN lines continued to grow (with 1.4%), albeit at a lower pace than in 2002.

Traffic fees

NUMBER OF MINUTES

In billions of minutes	2004	2003	2002
Domestic, local	11.74	13.67	17.30
Domestic, long-distance	7.10	8.27	9.64
Internet-related traffic	8.20	13.84	19.43
Fixed-to-mobile	2.43	2.51	2.62
International	1.01	1.13	1.28
Total traffic volumes	30.48	39.42	50.27

NUMBER OF CALLS AND CALL DURATION AND RATES

	2004	2003	2002
Total calls (in millions)	8,224	9,662	11,827
Average call duration (in seconds) 1)	241	269	272
Call rate (average number of calls per line per day) 1)	2.44	2.81	3.35
1) Including ISPs

RATES

In EUR/minute	2004	2003	2002
Average local tariff	0.031	0.030	0.029
Average Internet tariff	0.024	0.021	0.018
Average domestic long-distance tariff	0.044	0.042	0.040
Average fixed-to-mobile tariff	0.210	0.257	0.250
Average international tariff	0.190	0.197	0.193

2004
Net sales from traffic decreased by 17.6% to EUR 1,628 million (2003: EUR 1,976 million). The decrease was driven by a substantial decline in traffic volumes partly offset by an increase in the average tariff per minute.

The traffic volumes in billions of minutes dropped by 22.7% to 30.48 billion (2003: 39.42 billion). Minutes in all traffic categories fell, but the decline was most notable for Internet traffic as a result of accelerated broadband penetration, which resulted in higher churn of dial-up customers. Domestic traffic volumes declined, as a result of a declining overall telephony market and ongoing competition from Carrier (Pre)Select and direct access operators. The decrease of the number of connections also contributed to the decline of the number of calls and traffic volumes. In 2004, however, market share declined less than in 2003, under influence of strong customer retention efforts.

The average tariff per minute for total traffic increased in 2004. This increase is a result of rising Internet dial-up tariffs and more or less stable tariffs in most voice categories. The international rates decreased as a result of strong competition in the international telephony market. As a result of OPTA regulation for mobile terminating tariffs (total effect of EUR 109 million) fixed-to-mobile tariffs declined.

2003
Total traffic revenues decreased by 11.1%. The main reason for this decrease was a decline of traffic volumes, partly offset by increased average traffic revenues per minute. Total traffic volumes dropped by 21.6%, which was mostly notable in Internet related traffic (–29%) and domestic traffic (–19%). With effect of July 1, 2003, we increased our retail domestic tariffs, call setup charges and subscriptions by 3.5%.

Carrier Services

2004

TRAFFIC REVENUES

In billions of minutes	2004	2003	2002
Terminating	13.57	12.95	10.34
Originating voice	11.95	11.39	8.79
Originating Internet	3.94	6.47	6.42
Transit	6.11	5.99	5.58
International	6.89	6.72	6.19
Total traffic volumes	42.46	43.52	37.32
Of which intradivision to Fixed Telephony	1.00	1.14	1.27

In 2004, total net sales from Carrier Services decreased by 4.3% to EUR 2,746 million. Traffic revenues fell by 8.4%, whereas the revenues from local loop services increased by 2.8%.
National traffic revenues fell by 10.7%, due to an overall decline in volumes from 43.52 billion minutes in 2003 to 42.46 billion minutes in 2004 and reduction of tariffs as a consequence of OPTA regulation for MTA tariffs (total effect of EUR 184 million).

Total national traffic volumes in 2004 decreased by 3.3% to 35.57 billion minutes, mainly due to the decrease in originating Internet minutes (–39.1%) reflecting the migration to ADSL. The traffic in terminating, originating voice and transit traffic increased in 2004 by 4.3% to 31.63 billion minutes. The volume growth however was smaller than the growth in 2003. The ongoing competition from Carrier (Pre)Select operators had a positive effect on originating and terminating minutes because traffic of Carrier (Pre)Select operators usually terminates on our network. This also resulted in an increase in the transit traffic.

International traffic revenues fell by 3.1%, volumes increased by 2.5% as a result of strong growth of mobile traffic services and increased volume by new and existing parties, as a result of the fast developing market for dealing minutes around the world. The average revenue per minute fell as a result of change in product and destination mix and the impact of MTA.

Revenues from Local Loop Services
Revenues in 2004 from Local Loop Services increased by 2.8% mainly explained by higher revenues from Bitstream and interconnect leased lines and lower revenues from MDF access. The lower revenues from MDF access are explained by higher volumes and lower tariffs, due to the tariff cuts (prescribed by OPTA) as of July 1, 2004.

2003
In 2003, Carrier Services' net sales increased by 6.8%. The introduction of local Carrier (Pre)Select and Internet originating services led to substantially higher traffic volumes in all traffic categories. The increase was partly offset by tariff reductions; in July 2003, OPTA required us to reduce wholesale tariffs for calls originating on our fixed network by 10% and tariffs payable by operators for traffic terminating on our network by 5%.

Traffic revenues
Total traffic volumes in 2003 increased mainly due to the introduction of local Carrier (Pre)Select in August 2002. This introduction had a positive impact on both originating and terminating volumes, since traffic of Carrier (Pre)Select operators usually terminates on our network. Transit and international volumes remained stable in 2003.

Revenues from Local loop Services
Net sales from local loop services increased by 3.6% in 2003 compared to 2002, mainly due to an increase of revenues from MDF access.

Other units within Fixed Networks

2004
In 2004, net sales of other units within Fixed Networks increased by 2.4%, to EUR 2,030 million from EUR 1,983 million in 2003, mainly as a result of the increase of revenues of our Broadband business unit. The migration to broadband led to a higher average installed base of ADSL connections, which resulted in higher subscription revenues and higher one-off connection fees. The number of ADSL connections with a relatively low price and corresponding bandwidth increased strongly resulting in a changed customer mix.

	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Total ADSL connections KPN (*1,000)	1,381	746	310
Total ADSL subscriptions KPN ISPs (*1,000) 1)	936	468	232
ADSL coverage in the Netherlands	99%	97%	85%
Market share of consumer broadband 1)	44%	39%	29%
1) Including direct ADSL.

The mix of ADSL connections is as follows:

	2004	2003	2002
Slim	4%	n.a.	n.a.
Go	27%	n.a.	n.a.
Lite	46%	57%	25%
Basic	20%	38%	66%
Extra	3%	5%	9%

Due to market competition the bandwidth capacity of each package has increased year-on-year while maintaining price levels. The bandwidth capacity of the packages as per December 31, 2004 was as follows (in Kb/s):

	Down	Up
Slim	256	128
Go	416	160
Lite	1,120	352
Basic	2,240	416
Extra	4,480	704

Revenues were stable for the ISPs Planet Internet, Het Net and XS4ALL. Higher revenues from ADSL connections offset lower revenues from dial-up Internet. The number of ADSL connections increased by 85% to 1,381,000 at the end of 2004 (of which 936,000 through our three ISPs and Direct ADSL and 445,000 through third party ISPs). Despite the ongoing competition on the broadband and Internet market, we grew our market share of the total broadband market to 44% (including Cable-users). Due to intensive acquisition programs and the introduction of 'ADSL Tijdsurfen' by one of our ISPs Het Net and Direct ADSL, our 'ADSL by KPN' customer base increased by 468,000 in 2004. ADSL coverage in the Netherlands increased from 97% at December 31, 2003 to 99% at December 31, 2004.

The revenues from SNT decreased mainly due to the deconsolidation of the French and Scandinavian activities divested in July 2003. In addition the (internal) revenues from our Fixed Network Operator decreased as a result of the efficiency programs, which resulted in cost reductions.

Intra division sales in 2004 decreased to EUR 1,872 million (2003: EUR 1,993 million) due to lower revenues from our Fixed Network Operator. The lower revenues resulted from cost-efficiencies and lower intercompany charges of Carrier Services to Fixed Telephony resulting from lower traffic volumes.

2003
Net sales of other units within Fixed Networks increased by 3.0%. Revenues from broadband services and our ISPs increased due to more ADSL subscribers, the termination of free Internet by Het Net and the impact of Internet-originating services. The number of KPN ADSL subscriptions increased by 102% to 468,000 in 2003 (2002: 232,000). These positive effects were partly offset by lower SNT revenues due to the deconsolidation of the French and Scandinavian activities divested in July 2003 and by lower (internal) revenues from our Fixed Network Operator following successful renegotiation of maintenance contracts, which resulted in cost reductions in our other units.

Business Solutions

BU Connectivity

The table below sets forth a three-year summary of developments in our operational data:

	December 31, 2004	December 31, 2003	December 31, 2002
VPN customers	1,409	807	62
IP-VPN (*1,000)	30	16	3
Number of leased lines – analog (*1,000) 1)	43	47	58
Number of leased lines – digital (*1,000) 1)	16	24	37

  For 2003 and 2004, only leased lines with external revenues are included. Comparative figures are restated accordingly.

2004
In 2004, net sales for Connectivity decreased by 3.8% to EUR 1,333 million. Revenues from transmission services decreased whereas revenues from network services increased mainly driven by migration from traditional leased lines and Frame Relay to IP-VPNs and other new xDSL products. This resulted in a decrease in the number of leased lines and an increase in the number of VPN customers. In addition, there have been tariff reductions in broadband transmission services (>2Mb/s), which did not fully offset the slight increase in average price for smallband transmission services.

Although the number of VPN customers and IP-VPN increased, this did not compensate the decrease in revenues from leased lines and Frame Relay because of lower average tariffs for these new services. Furthermore, the average price for IP-VPN was lower during 2004 because more VPNs were based on DSL instead of high-price VPN leased lines. At the end of 2004, in total 1,409 business customers (2003: 807) were migrated to IP-VPN networks, whereas the number of IP-VPN connections increased from 15,956 at the end of 2003 to 30,164 at the end of 2004.

2003
Net sales decreased by 4.2% to EUR 1,386 million primarily due to lower rates for transmission services. In addition, a lower number of leased lines (analog from 58,000 at year-end 2002 to 47,000 at year-end 2003 and digital from 37,000 at year-end 2002 to 24,000 at year-end 2003) negatively affected revenues. The impact of lower volumes was partly offset by higher tariffs for leased lines.

BU Integrated & Managed Solutions

	December 31, 2004	December 31, 2003	December 31, 2002
Customer programs	106	76	56

2004
Net sales decreased by 7.1%, in part due to the loss of revenues of EUR 69 million for the Mobirail and Tetraned projects, which were mainly completed in 2003. The loss was partly offset by revenues resulting from an increased number of customer programs (2004: 106; 2003: 76), an increase in the number of managed routers and higher average revenues per program.

2003
Net sales rose by 27.8%. The strong growth reflects the completion of the design and construction of the Tetraned and Mobirail projects, revenues from an increased number of customer programs (from 56 at the end of 2002 to 76 at the end of 2003) as well as higher average revenues per program.

KPN EnterCom

2004
In 2004, net sales of KPN EnterCom decreased by 7.4% to EUR 439 million. This decline was mainly caused by reduced volumes in the overall market for the delivery and installation of voice equipment and by a decrease in installed base and lower price levels of service contracts. The decline in the overall market for voice equipment is driven by postponed investments, selection of lower priced solutions due to cost reductions in the business market and migration to cheaper data solutions. EnterCom has a smaller market share in the data market than in the market for voice equipment. Therefore, this migration has had a negative effect on EnterCom's revenues.

2003
Net sales of EnterCom remained stable at EUR 474 million. The increase in revenues from delivery and installation of data equipment and outsourcing volumes was mostly offset by the decrease of other service revenues.

Other revenues within Business Solutions

2004
In 2004, other revenues were negligible. We sold the assets and activities of KPN Belgium in 2003, and conducted no significant operations in 2004.

2003
In 2003, the other revenues decreased by 58%. In January 2003, the assets and activities of KPN Belgium were sold to Scarlet Telecom, which had a negative impact on Other revenues.

OPERATING EXPENSES FIXED DIVISION

The table below sets forth a three-year summary of developments in our total operating expenses in our Fixed division:

OPERATING EXPENSES

Amounts in millions of euro	2004	2003	2002
Cost of materials	247	277	322
Cost of work contracted out and other external expenses	1,909	2,138	2,088
Salaries and social security contributions	1,039	1,032	1,123
Depreciation and impairments	1,213	1,327	1,617
Amortization and impairments	10	59	28
Other operating expenses	197	174	392
Inter-division settlements	868	993	1,189
Total operating expenses	5,483	6,000	6,759

2004
Operating expenses decreased by 8.6% to EUR 5,483 million, in line with the aforementioned decrease in operating revenues. The operating expenses included the following noteworthy items:

  restructuring charges of EUR 25 million; and

  net reversal of impairment charges of EUR 8 million (certain tangible fixed assets).

The decrease shows the effect of cost-cutting programs, MTA tariff reductions, the deconsolidation of SNT Scandinavia, SNT France and KPN Belgium and lower costs related to the Tetraned and Mobirail projects. Reduced purchase expenses at Fixed Telephony and Carrier Services more than offset increased operating expenses in the Broadband unit.

Cost of materials
The cost of materials decreased mainly due to lower costs of materials of KPN EnterCom as a consequence of lower sales of voice equipment.
However costs of ADSL-modems at the Broadband unit increased, as a result of higher volume of modem sales that resulted from the migration to ADSL.

Cost of work contracted out and other external expenses
The costs of work contracted out and other external expenses decreased as a result of lower traffic purchasing costs, related to the decline in traffic volumes in the Fixed Telephony unit and to the lower interconnect charges to third party Mobile operators resulting from MTA tariff reductions (total effect of EUR 184 million). Furthermore, lower project costs at our I&MS unit and lower costs for the voice equipment market resulted in lower costs of work contracted out. On the other hand, the costs of work contracted out increased as a result of an increase of ADSL volumes of external ISPs with higher acquisition costs. In addition, installation costs increased.

Salaries and social security contributions
The costs of salaries increased by 0.7% and include an addition to the early retirement provision of EUR 32 million (2003: EUR 23 million) and an additional pension charge of EUR 35 million (2003: EUR 9 million) which was recognized to pay for the shortfall in the pension fund. Due to the cost reduction programs the other salary charges decreased.

Depreciation and impairments
Depreciation and impairment charges fell due to investment optimization programs as well as the fact that the 2003 operating expenses included impairment charges of certain fixed assets at Business Solutions (EUR 42 million). Moreover, impairments of certain fixed assets of in total EUR 8 million were reversed in 2004.

Amortization and impairments
Amortization and impairment charges decreased mainly due to the fact that the 2003 operating expenses had included impairment charges of EUR 38 million related to goodwill for SNT.

Other operating expenses
The total other operating expenses increased by 13% to EUR 197 million. Operating expenses included net restructuring charges of EUR 25 million (2003: release of EUR 3 million). This related to the restructuring of KPN EnterCom and the restructuring of our Fixed division following efficiency measures and new technologies. Next to this, operating expenses increased as a result of marketing expenses and accelerated growth of broadband Internet.

Interdivision settlements
Interdivision settlements decreased with 12.6% to EUR 868 million, due to lower mobile-terminating interconnect charges to our mobile division resulting from MTA tariff reductions (EUR 109 million), as well as cost savings of our KPN Services departments.

2003
Total operating expenses decreased by 11%. The operating expenses included the following noteworthy items:

  impairment of certain tangible fixed assets of EUR 42 million; and

  impairment of goodwill (EUR 38 million) and loss of sale related to SNT (EUR 5 million).

Cost of materials
Cost of materials decreased by 14%, mainly due to cost reductions at our Fixed Network Operator.

Cost of work contracted out and other external expenses
The costs of work contracted out and other external expenses increased by 2% due to higher purchasing costs as a result of traffic growth and a change in traffic mix. The decrease in maintenance costs did not offset these increased purchasing costs.

Salaries and social security contributions
The costs of salaries and social security contributions included the additional charge of EUR 23 million relating to the early retirement provision and an extra pension charge of EUR 9 million. These additional charges were offset by a reduction in the number of personnel resulting in lower salary costs.

Depreciation and impairments
Depreciation and impairments decreased by 18% to EUR 1,327 million. The decrease was mainly driven by our capital expenditure reduction program. The depreciation included impairments of certain fixed assets.

Amortization and impairments
Amortization charges more than doubled mainly as a result of the aforementioned impairment of goodwill at SNT.

Other operating expenses
Other operating expenses decreased by 56%. The lower expenses were also caused by strict cost control of general expenses and lower marketing and sales expenses. These costs included a write-down of short-term receivables, loss on the sale of the French and Scandinavian SNT activities of EUR 5 million and a restructuring release of EUR 3 million.

Mobile division

Amounts in millions of euro	2004	2003	2002 2)
Net sales
E-Plus	2,594	2,283	2,014
KPN Mobile The Netherlands	2,227	2,326	2,214
BASE	424	320	289
Other, including intra-division sales	–39	–26	–11
Total net sales	5,206	4,903	4,506
Own work capitalized	155	146	123
Other operating revenues	76	330	683
Total operating revenues	5,437	5,379	5,312
Cost of materials	710	626	515
Costs of work contracted out and other external expenses	1,717	1,481	1,383
Salaries and social security contributions	399	382	391
Depreciation and impairments	743	769	768
Amortization and impairments	351	179	7,599
Other operating expenses 1)	284	268	365
Inter-division settlements	613	627	545
Total operating expenses	4,817	4,332	11,566
Operating result	620	1,047	–6,254
  The 2002 other operating expenses included EUR 77 million in capital tax charges regarding the conversion of shareholder's loans. Due to the tax agreement reached in 2003, part of the capital tax (EUR 33 million) was refunded; this refund is included in the 2003 figures.
  E-Plus is fully consolidated since March 13, 2002. Before that date, we used to share control over E-Plus with BellSouth and, hence, proportionally consolidated E-Plus (77.49%). Pannon GSM is deconsolidated as from the date of sale: February 4, 2002.

Our principal source of revenue, net sales, comprise:

  traffic revenues are charged at an agreed price for a fixed duration of time or capacity. Airtime rates vary depending on the proposition (prepaid or postpaid) and the destination and time of the call. Traffic revenues also include:

    traffic bundles, which are offered in combination with a subscription;

    value-added service revenues that are charged for our value-added mobile voice and data services (i-mode, messaging services, voice mail and information services);

    roaming revenues, which are received from other network operators for their clients’ calls placed on our networks; and

    termination revenues that are charged to other telecommunication companies for calls originating on their networks and terminating on our networks.

  fixed monthly subscription revenues. These are billed on a monthly basis to our postpaid customers for providing them access to our network irrespective of their actual airtime usage. The fees include handset service fees; and

  sales of peripheral and other equipment. These include revenues from the sale of SIM cards, handsets and accessories.

Own work capitalized mainly regards capitalized costs related to our GSM and UMTS network sites under construction. Other operating revenues include revenues other than net sales and consist primarily of book gains realized on the sale of participating interests, assets or operations.

GERMANY

Amounts in millions of euro	2004	2003	2002
Traffic revenues	2,088	1,921	1,721
Fixed monthly subscription revenues	258	180	144
Peripheral and other equipment	248	182	149
Total net sales	2,594	2,283	2,014
Own work capitalized	112	111	92
Other operating revenues	45	281	306
Total operating revenues	2,751	2,675	2,412
Cost of materials	473	420	324
Costs of work contracted out and other external expenses	1,073	911	841
Salaries and social security contributions	207	194	203
Depreciation and impairments	471	465	469
Amortization and impairments	331	264	6,936
Other operating expenses	185	198	142
Inter-division settlements	103	110	49
Total operating expenses	2,843	2,562	8,964
Operating result	–92	113	–6,552

Operating revenues

2004
Net sales increased by 13.6% driven by growth in our customer base. Due to the growth of the German mobile market and our increased market share, our customer base rose to 9.5 million at year-end 2004. In 2004, our strategy – focusing on growth in customer base, revenues and market share on the one hand and profitability on the other hand – succeeded in attracting new customers with an increasing share of profitable postpaid customers. With an estimated 13.3% market share as of December 31, 2004 (2003: 12.7%; 2002: 12.3%), E-Plus continues to strengthen its position in the German market. As of December 2004, we served 4.7 million postpaid customers, constituting 50% of our total customer base (2003: 47%).

Although the number of subscribers rose, ARPU remained largely stable. As a consequence, traffic revenues increased by 8.7% due to higher traffic volumes. Fixed monthly subscription revenues totaled EUR 258 million in 2004, an increase of 43.3% over 2003, with the larger postpaid customer base as main driver. Moreover, revenues from peripheral and other equipment were up as more handsets were sold. Due to the MobilCom termination fee (EUR 222 million) in 2003, other operating revenues decreased.

2003
Our net sales rose by 13.4% due to the larger customer base and the full consolidation of E-Plus since March 2002. Mainly driven by a stable ARPU and 8.1% higher traffic volumes, traffic revenues were up 11.6%. Fixed monthly subscription revenues totaled EUR 180 million, the enlarged postpaid customer base being one of the main reasons for this 25% increase. Revenues from peripheral and other equipment grew 22.1% due to more sales of handsets. The national roaming contract with MobilCom was terminated in 2003. EUR 222 million was recorded in other operating revenues as a result. In 2002, a similar termination agreement with Quam resulted in a EUR 210 million book gain.

The tables below provide three-year summaries of the developments in customer base, traffic volumes, average revenues and – based on management's estimates – gross churn ratios of E-Plus:

CUSTOMER BASE DEVELOPMENT

Number of customers in thousands at December 31	2004	2003	2002
Postpaid	4,724	3,877	3,398
of which i-mode	670	358	123
Prepaid	4,787	4,329	3,871
of which i-mode	423	82	-
Total	9,511	8,206	7,269
of which i-mode	1,093	440	123

TRAFFIC VOLUMES AND WEIGHTED AVERAGE REVENUES

All figures include international roaming	2004	2003	2002
Total traffic volumes (in millions of minutes)	7,943	7,139	6,605
Weighted monthly MoU (average Minutes of Use)	76	77	76
Postpaid	134	137	138
Prepaid	22	26	27
Total monthly ARPU (average revenues per user in EUR)	24	24	24
Postpaid	41	42	42
Prepaid	8	9	9

CHURN RATIO DEVELOPMENT

Ratios as of December 31	2004	2003	2002
Gross churn ratio	20%	20%	25%

Prepaid customers forfeit call credits if their prepaid card has not been recharged during 12 months. After one additional month, those customers will be removed from our customer base. The gross churn ratio remained stable in 2004 after a reduction in 2003. In 2003, we focused on acquiring high-value customers.

Operating expenses

2004
In 2004, operating expenses increased by 11.0% primarily due to faster growth of the customer base compared to last year. Cost of materials increased as the number of handsets sold rose. Furthermore, intensified acquisition and retention efforts as well as higher commissions to resellers contributed to the increased operating expenses. As the first UMTS services were introduced in the second half of 2004, the regular UMTS amortization started in September 2004 (EUR 66 million).

2003
Operating expenses decreased by 66.7% mainly due to goodwill and license impairments (EUR 6,643 million) recognized in 2002. This effect was partially offset by the full consolidation of E-Plus in 2002. Cost of materials increased as a result of a higher level of handset sales, while work contracted out was up due to higher interconnection costs in line with a larger customer base. Intensified subscriber acquisition activities also had their increasing effect on other operating expenses.

THE NETHERLANDS

Amounts in millions of euro	2004	2003	2002
Traffic revenues	1,940	2,014	1,880
Fixed monthly subscription revenues	268	271	256
Peripheral and other equipment	19	41	78
Total net sales	2,227	2,326	2,214
Own work capitalized	39	23	8
Other operating revenues	26	26	8
Total operating revenues	2,292	2,375	2,230
Cost of materials	215	188	157
Costs of work contracted out and other external expenses	474	421	392
Salaries and social security contributions	120	110	103
Depreciation and impairments	157	180	180
Amortization and impairments	20	10	10
Other operating expenses	53	56	95
Inter-division settlements	516	535	501
Total operating expenses	1,555	1,500	1,438
Operating result	737	875	792

Operating revenues

2004
We maintained our market leadership position in the Netherlands with an estimated market share of 40.0% at the end of 2004 (2003: 40.2%; 2002: 41.9%). At the same time, the mobile market penetration in the Netherlands approximated 93% (2003: 80%; 2002: 75%). With five mobile operators, the Dutch market is very competitive prompting us to intensify our marketing and sales campaigns as of the third quarter of 2004. These initiatives centered on an increased presence in external distribution channels and a clearer differentiation between our KPN and Hi brands. During the year, we succeeded in reversing the continuously declining trend in market share. We increased our customer base by 17% during 2004. The number of postpaid customers increased by 11.9% to 2.2 million, while the prepaid customer base was up 19.6% to 3.9 million customers.

However, net sales decreased by 4.3% due to MTA tariff reductions (EUR 108 million) and a decreased MoU, partly compensated by increased traffic volumes following an enlarged customer base. The decline in (prepaid) MoU was caused by a growing number of inactive customers due to eased disconnection policies as well as by high-ARPU prepaid customers shifting to postpaid propositions. These factors plus the reduced tariffs also explain the declined (prepaid) ARPU. Lower traffic revenues were to some extent compensated by increased fixed monthly subscription revenues and higher revenues from peripheral and other equipment. Fixed monthly subscription revenues rose thanks to an enlarged postpaid customer base.

2003
Net sales grew 5.1% due to higher traffic revenues as a result of an increased postpaid MoU, higher tariffs and an enlarged postpaid customer base. Both the postpaid and prepaid ARPU rose reflecting the effect of higher traffic volumes and tariff increases. The higher traffic revenues were in part offset by lower revenues from peripheral and other equipment due to declining handset prices and increased discounts to large customers. Fixed monthly subscription revenues showed a 5.9% growth in 2003 benefiting from the larger postpaid customer base.

The tables below provide three-year summaries of the developments in customer base, traffic volumes, average revenues and – based on management's estimates –gross churn ratios of KPN Mobile The Netherlands:

CUSTOMER BASE DEVELOPMENT

Number of customers in thousands at December 31	2004	2003	2002
Postpaid	2,186	1,953	1,877
of which i-mode	237	240	111
Prepaid	3,890	3,252	3,157
of which i-mode	424	163	-
Total	6,076	5,205	5,034
of which i-mode	661	403	111

TRAFFIC VOLUMES AND WEIGHTED AVERAGE REVENUES

All figures include international roaming	2004	2003	2002
Total traffic volumes (in millions of minutes)	8,081	7,806	7,434
Weighted monthly MoU (average Minutes of Use)	122	131	121
Postpaid	273	265	260
Prepaid	35	46	47
Total monthly ARPU (average revenues per user in EUR)	33	38	34
Postpaid	71	74	72
Prepaid	10	15	14

CHURN RATIO DEVELOPMENT

Ratios as of December 31	2004	2003	2002
Gross churn ratio	14%	22%	27%

Because of the change in the validity period for KPN customers in the summer of 2003 (the validity period for KPN-branded customer propositions was extended to 12 months, while Hi remained 6 months), the gross churn ratio decreased as from the last quarter of 2003. In the summer of 2004 the validity periods for the two mobile brands were further extended to bring them in line with the practice in the Dutch market (under certain conditions the validity period for KPN-branded costumer propositions is indefinite and for Hi 12 months). This changed disconnection procedure led to a further decrease of the churn percentage in 2004.

Operating expenses

2004
Operating expenses were up 3.7% primarily due to faster growth of the customer base compared to last year. Increasing handset sales volumes, dealer commissions and bonuses contributed to increased cost of materials and work contracted out, while lower interconnection costs due to MTA tariff reductions and decreased roaming costs – reduced traffic at lower tariffs – in part compensated this trend. As the first UMTS services were introduced in the second half 2004, the regular UMTS amortization started in 2004. The increased operating expenses were to some extent offset by a EUR 18 million release from accruals, including a partial release from the NMa claim accrual.

2003
In 2003, operating expenses rose by 3.9%. Cost of materials increased because of a larger handset sales volume and higher handset costs due to the accelerated i-mode adoption. Interconnection costs increased as higher traffic volumes were charged at higher tariffs; this effect was compensated by lower roaming costs caused by declining roaming volumes. Distributor fees increased as a result of higher sales volumes and more promotional activities. Other operating expenses however decreased, while the depreciation and amortization charges remained stable compared to 2002.

BELGIUM

Amounts in millions of euro	2004	2003	2002
Traffic revenues	418	310	258
Fixed monthly subscription revenues	6	7	6
Peripheral and other equipment	-	3	25
Total net sales	424	320	289
Own work capitalized	4	12	22
Other operating revenues	4	5	3
Total operating revenues	432	337	314
Cost of materials	23	21	41
Costs of work contracted out and other external expenses	165	141	136
Salaries and social security contributions	62	69	72
Depreciation and impairments	115	125	105
Amortization and impairments	1	–96	651
Other operating expenses	42	44	39
Inter-division settlements	21	14	16
Total operating expenses	429	318	1,060
Operating result	3	19	–746

Operating revenues

2004
By combining distinctive and simple offers with tailor-made propositions for specific market segments, we continued to grow our customer base. Due to the growth of the Belgian mobile market and our increased market share, our customer base went up to over 1.6 million by the end of 2004. At year-end 2004, the mobile market penetration approximated 87% (2003: 79%; 2002: 78%). We consolidated our position as the number-three operator in Belgium with an estimated market share of over 17% as of December 31, 2004 (2003: 15%; 2002: 14%).

In 2004, our net sales increased by 32.5% due to the combined effect of an enlarged customer base and a rising (prepaid) ARPU. ARPU growth was possible due to an increased (prepaid) MoU resulting from the free-minutes promotion, which was only in part offset by reduced tariffs.

2003
Our net sales showed a 10.7% increase due to the combined effect of more customers and higher ARPU. Free-minutes promotions encouraged improved MoU that more than compensated for lower tariffs. Decreased revenues from peripheral and other equipment were affected by the outsourcing of most of the handset distribution activities.

The tables below provide three-year summaries of the developments in customer base, traffic volumes, average revenues and – based on management's estimates – gross churn ratios of BASE:

CUSTOMER BASE DEVELOPMENT

Number of customers in thousands at December 31	2004	2003	2002
Postpaid	323	279	266
of which i-mode	26	24	2
Prepaid	1,324	974	872
of which i-mode	2	1	-
Total	1,647	1,253	1,138
of which i-mode	28	25	2

TRAFFIC VOLUMES AND WEIGHTED AVERAGE REVENUE

All figures include international roaming	2004	2003	2002
Total traffic volumes (in millions of minutes)	1,850	1,190	1,000
Weighted monthly MoU (average Minutes of Use)	107	86	76
Postpaid	213	213	189
Prepaid	80	48	34
Total monthly ARPU (average revenues per user in EUR)	24	22	21
Postpaid	65	59	46
Prepaid	14	11	10

CHURN RATIO DEVELOPMENT

Ratios as of December 31	2004	2003	2002
Gross churn ratio	18%	20%	17%

Under the new tariffs and conditions recently introduced by BASE, a prepaid customer will be removed from the customer base after one year of inactivity, meaning having neither incoming nor outgoing traffic. In 2004, the gross churn ratio decreased to 18%.

Operating expenses

2004
Operating expenses increased by 34.9% primarily due to a reversal of the GSM license impairment (EUR 103 million) in 2003, to some extent offset by a EUR 16 million UMTS license impairment reversal in 2004. Interconnection costs increased on higher traffic volumes. Furthermore, marketing and sales costs were up due to more promotional activities and increased advertising. In 2004, a restructuring took place resulting in a staff reduction of some 200 FTEs; this resulted in a EUR 9 million restructuring charge.

2003
Operating expenses decreased 41.7% as a result of goodwill and licenses impairments (EUR 621 million) in 2002 as well as the reversed GSM license impairment due to positive business developments as from the second half of 2003. Costs of materials decreased due to outsourcing most of the handset distribution activities. Network maintenance costs decreased as a result of efficiency improvements, but were offset by higher distributor fees.

Other activities

Amounts in millions of euro	2004	2003	2002
Total net sales	356	420	741
Own work capitalized 1)	1	1	11
Other operating revenues	101	525	125
Total operating revenues	458	946	877
Operating expenses	392	637	1,204
Operating result	66	309	–327
1) Salaries, cost of materials and other direct costs, interest and indirect costs attributable to the production of property, plant and equipment for own use are capitalized and depreciated over the useful lives of the assets.

OPERATING REVENUES
2004
Operating revenues decreased by 51.6% to EUR 458 million. Other operating revenues include book gains of EUR 36 million on the sale of KPN's interest in Eutelsat and of EUR 20 million on the sale of PTC in 2004. The decrease in net sales reflects reduced operating revenues from Xantic, lower revenues from our retail activities and the deconsolidation of our Logistics & Repair activities.

2003
Operating revenues amounted to EUR 946 million, including EUR 435 million in relation to the sale of Directory Services ('Telefoongids/Telemedia') and EUR 26 million relating to the sale of Inmarsat. Net sales decreased due to the deconsolidation of our network construction unit KPN Netwerk Bouw as of July 31, 2002 and Directory Services as of February 13, 2003. Our international revenues from Xantic improved, but this was offset by devaluation of the US dollar.

OPERATING EXPENSES
2004
Operating expenses decreased by 38.5% benefiting from lower additions to the restructuring provision of EUR 25 million (in 2003: EUR 39 million), cost reduction programs, deconsolidation of Logistics & Repair and a decrease in operational expenses due to the discontinuation of some of Xantic's activities. We also released EUR 18 million relating to a restructuring provision related to revenue guarantees for Atos Origin and an additional goodwill impairment charge of EUR 7 million within Xantic. Lower depreciation and amortization charges reflect a smaller depreciation base following office space reductions in 2002 and 2003.

2003
Operating expenses in Other activities amounted to EUR 637 million (2002: EUR 1,204 million), and included restructuring charges of EUR 39 million (including Xantic which restructured its business to enhance efficiency), impairment charges of EUR 46 million related to Xantic (concerning the goodwill on the former SpecTec business) and impairments of EUR 15 million on intangible fixed assets. The sale and deconsolidation of Directory Services, KPN Belgium and KPN Netwerk Bouw and the implementation of cost reduction programs are also reasons for the decreased operating expenses.

Back to content

Other Consolidated Results of Operations

Sale of activities and assets

During the last three years, we sold various activities and assets. The below table reflects the estimated impact of the asset disposals on our external revenues, operating result and total assets. The figures are based on the last full year of consolidation or the moment of disposal in case of participating interests.

Amounts in millions of euro	Year of disposal	Impact on external revenues	Impact on operating result	Impact on total assets 5)
KPNQwest 1)	2002	266	–80	1,166
Pannon GSM	2002	242	46	246
KPN Netwerk Bouw 2)	2002	None	N/A	258
Telefoongids Media	2003	122	55	100
KPN Belgium 3)	2003	69	–118	44
Planet Internet Belgium	2003	20	–15	18
UMC 4)	2003	None	None	36
Český Telecom 4)	2003	None	None	646
Hutchison 3G UK 4)	2003	None	None	119
Inmarsat 4)	2003	None	None	56
Eutelsat 4)	2004	None	None	36
PTC 4)	2004	None	None	0
KPN Netwerk Bouw 2)	2004	None	None	24

  Sale of a 10% interest and subsequent bankruptcy.

  Sale of a 55% interest in 2002; remaining 45% interest sold in 2004.

  Sale of all assets, liabilities and activities; we currently hold a 100% interest in the remaining entity.

  Accounted for as participating interests.

  Equity value in case of participating interests.

In addition to these sales, we outsourced certain activities, such as End User Services, Software House, KPN Lease, KPN Logistics & Repair and KPN Valley. As these units primarily delivered services to our other units and the outsourced activities continue to deliver services to us, the estimated impact on our operating result is deemed to be limited.

Back to content

Liquidity and capital resources

Cash flow information

The following table provides a three-year summary of our cash flows for the years ended December 31, 2004, 2003 and 2002:

NET CASH FLOWS

Amounts in millions of euro	2004	2003	2002
Net cash flow provided by operating activities	3,969	4,087	3,975
Net cash flow used in investing activities	–1,594	–48	–335
Net cash flow used in financing activities	–2,636	–4,853	–8,329
Change in cash and cash equivalents	–261	–814	–4,689

Operating activities

Net cash flow from operating activities in 2004 decreased by EUR 118 million. This decrease was mainly caused by lower tax receipts from tax authorities amounting to EUR 170 million –net taxes received in 2004 amounted to EUR 8 million (2003: EUR 178 million)–, lower receipts from the termination agreement of MobilCom amounting to EUR 83 million, increased cash outflows with respect to inventory and trade receivables (respectively EUR 148 million and EUR 85 million) partly compensated by lower interest payments. Net interest paid in 2004 amounted to EUR 752 million (2003: EUR 976 million).

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

Changes in working capital in 2003 had a negative impact on cash flow from operating activities of EUR 333 million. In 2002, our strong focus on working capital reduction resulted in a positive cash flow of EUR 1,097 million.

In 2003, the net interest paid amounted to EUR 976 million including a payment of EUR 72 million representing differences in future interest expenses resulting from our rehedge of our cross-currency swaps. Net corporate taxes received in 2003 amounted to EUR 178 million. Other items included in net cash flow provided by operating activities in 2003 were dividends received from Český Telecom (EUR 81 million), capital tax paid related to the refinancing of KPN Mobile (EUR 77 million) and the payment in 2003 of the pension shortfall as calculated in December 2002 (EUR 52 million).

The agreement with the Dutch tax authorities has not resulted in any cash flow, however has had an effect within cash flow provided by operating activities. The increase in deferred tax assets amounted to EUR 2,105 million, the increase in the provision for deferred tax liabilities amounted to EUR 1,025 million, together equaling the net effect of EUR 1,080 million on net result. The agreement also led to an offsetting of EUR 592 million of current tax payables with deferred tax assets mentioned above, because Koninklijke KPN can use the tax-losses carried forward of EUR 6 billion to offset the current tax payable. This led to a negative change in working capital.

INVESTING ACTIVITIES

The table below is a three-year summary of our investments and additions and the reconciliation to the cash flow used in investing activities:

Amounts in millions of euro	2004	2003	2002
Additions to intangible fixed assets	–20	–6	–1,270
Additions to property, plant and equipment	–1,708	–1,499	–1,137
Additions to financial fixed assets	–8	–107	–88
Total investments and additions	–1,736	–1,612	–2,495
Less: non-cash items	–10	172	1,358
Less: proceeds from sale of assets	227	1,392	802
Less: additional investment group companies	–75	-	-
Total cash flow used in investing activities	–1,594	–48	–335

Additions to intangible fixed assets
In 2004, investments totaled EUR 20 million (2003: EUR 6 million). Additions in 2002 related mainly to the (non-cash) goodwill of EUR 1,253 million arising from the acquisition of the remaining 22.51% stake in E-Plus from BellSouth in exchange for 234.7 million of our shares.
Additions to property, plant and equipment
In 2004, the additions to tangible fixed assets amounted to EUR 1,708 million (2003: EUR 1,499 million; 2002: EUR 1,137 million). This amount included non-cash items such as capitalized asset retirement obligations amounting to EUR 30 million (2003: EUR 30 million) and a release relating to lease and dismantling obligations amounting to EUR 20 million (2003: an addition of EUR 48 million) relating to the acquired MobilCom assets.

Additions to financial fixed assets
In 2004, total additions to financial fixed assets amounted to EUR 8 million (2003: EUR 107 million; 2002: EUR 88 million). In 2003, the additions included amounts still to be received from Hutchison Whampoa Limited (EUR 41 million) and MobilCom (EUR 53 million).
Proceeds from the sale of assets
In 2004, total proceeds from sales of assets amounted to EUR 227 million. These proceeds included EUR 73 million relating to the sale of Eutelsat S.A., EUR 30 million relating to the sale of PTC, EUR 73 million relating to the sale of various tangible fixed assets, EUR 24 million relating to Volker Wessels Netwerk Bouw B.V. and EUR 27 million relating to the repayment by MobilCom of a loan to them.

In 2003, total proceeds from sales of assets amounted to EUR 1,392 million, including the proceeds of the sale of our Directory Services (EUR 500 million), our interests in Český Telecom (EUR 570 million), Hutchison 3G UK (EUR 87 million), Inmarsat (EUR 70 million), UMC (EUR 72 million, which includes the redemption of our loan) and Vision Networks Tsjechië Holding (EUR 55 million) as well as the proceeds from the sale of various other assets including real estate.

In 2002, total proceeds from sales of assets amounted to EUR 802 million. These proceeds included EUR 603 million from the sale of Pannon GSM as well as the sale of various other assets, including real estate.

Additional investment group companies
During 2004, we increased our interest in SNT from 50.78% to 93.7% for an amount of EUR 75 million.

FINANCING ACTIVITIES
2004
In 2004, total cash flow used in financing activities amounted to EUR 2,636 million, consisting of a cash inflow of EUR 1,120 million, offset by a cash outflow of EUR 3,756 million.
In 2004, we resumed cash dividend payments. The final dividend for 2003 consisted of a regular cash dividend of EUR 0.12 per share and an additional special cash dividend of EUR 0.13 per share. The total dividend amounted to EUR 606 million and was paid out at the end of April and the beginning of May 2004. Furthermore we reinstated the payment of an interim dividend. The interim dividend was set at EUR 0.08 per share. This interim dividend amounted to EUR 190 million and was paid out in August 2004.

In March 2004, we announced a share repurchase program for an initial amount of up to EUR 500 million. This program was completed in the second quarter of 2004. We repurchased through open market repurchases 80.6 million shares at an average purchase price of EUR 6.20 per share. On June 28, 2004, we announced a second share repurchase program for an amount of up to EUR 1 billion. As of December 31, 2004 we had repurchased an amount of EUR 515 million worth of shares under this second share repurchase program, of which EUR 509 million settled in 2004 with an average purchase price of EUR 6.19 per share. During the completion of the first share repurchase program we also repurchased an amount of EUR 33 million worth of our own shares, with an average price of EUR 6.04 per share, to cover exposure related to share option plans.

In February 2004, we used an interest rate swap to change the interest rate profile of the Eurobond 1998 – 2008 from a fixed rate of 4.75% to a 6 months floating rate with a spread above EURIBOR of 1.24%. Also in February 2004, we entered into a cross currency swap transaction to change the interest rate profile of the Eurobond 2001 – 2008 GBP from a fixed rate of 7.9% to a 6 months floating rate with a spread above EURIBOR of 3.14%. This cross currency swap transaction became effective as of April 11, 2004. Because of the negative market value of the original swaps, the rehedge resulted in a cash outflow of EUR 39 million. The lower GBP rate in the rehedge resulted in a decrease of the euro equivalent of the Eurobond 2001 – 2008 GBP, resulting in a gross debt reduction of EUR 22 million. The remaining cash outflow of EUR 17 million represents differences in future interest expenses and is recognized as part of the net cash flow provided by operating activities.

In accordance with our regular redemption schedule we redeemed EUR 875 million of the Eurobond we issued in June 1999, which matured on June 30, 2004.

On July 21, 2004, we successfully completed (i) our offer to exchange our Eurobond 2001 – 2006 with a nominal amount of EUR 1,005 million for the Eurobond 2004 - 2011 and (ii) our offer to purchase for cash our outstanding Eurobond 1996 – 2006 with a nominal value of EUR 156 million and our outstanding Convertible Bond 2000 – 2005 with a nominal value of EUR 800 million. In total, a nominal amount of EUR 1,961 million was exchanged and repurchased, which was financed through a new issuance of a Floating Rate Note due 2009 for a total amount of EUR 700 million and of a Eurobond due 2011 for a total amount of EUR 1,425 million. The EUR 700 million Floating Rate Notes due 2009 were swapped through an interest rate swap from a floating interest rate into a fixed coupon of 4.02%.

Finally, the category other in 2004 included (early) redemptions of EUR 31 million of Private Loans maturing in 2005 and 2006 and EUR 44 million of financial leases of E-Plus. On the other hand, E-Plus contracted EUR 30 million of financial leases in December 2004.

2003
In 2003, total net cash flow used in financing activities amounted to EUR 4,853 million. In 2003, financing activities consisted mainly of scheduled and early redemptions of debt.

In April 2003, we redeemed early the outstanding amount of EUR 1,638 million of our subordinated loan facility with BellSouth and this facility was cancelled by us. The money was borrowed early in 2002 following the exchange of BellSouth's 22.51% interest in E-Plus for 234.7 million of KPN's ordinary shares. The original redemption schedule consisted of EUR 500 million payable in October 2003 and EUR 1,138 million in March 2004.

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

In accordance with our regular redemption schedule, we also redeemed EUR 1,042 million of the Eurobond maturing in 2003, approximately EUR 258 million being the outstanding amount of our loans provided by the State of the Netherlands in 1989, EUR 386 million of our Syndicated Loan (entered into in 1998 with a group of banks), EUR 73 million of our financial leases and EUR 51 million of other loans. In 2003, new long-term financing was limited to EUR 45 million.

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

In April 2002, we redeemed early EUR 332 million of the Eurobond maturing in 2003 through a public tender offer. Furthermore, in December 2002, we redeemed early approximately EUR 542 million of the Global Bond USD maturing in 2005 and EUR 195 million of the Global Bond EUR maturing in 2005 through two separate public tender offers.

In addition, during the year 2002, we redeemed early approximately EUR 375 million of the Eurobond maturing in 2004 and approximately EUR 116 million of the Eurobond maturing in 2003 in the open market and redeemed early approximately EUR 111 million of a portion of the Private Loans maturing in 2006, EUR 55 million of a portion of the Private Loans maturing in 2005, EUR 64 million of the Zero Coupon Loan maturing in 2005, and EUR 9 million of the Zero Coupon Loan maturing in 2007.

In June 2002, we redeemed early the outstanding amount of our European Investment Bank Loan maturing in 2005 for an amount of approximately EUR 181 million (in addition to a scheduled redemption on this loan in April 2002 for an amount of approximately EUR 46 million), and in December 2002 we also redeemed early the E-Plus Project Finance maturing in 2007 for an amount of EUR 1,881 million and this facility was cancelled by us.

Total costs associated with the early redemption in 2002 of the aforementioned debts amounted to EUR 120 million and were included under financial income and expense.

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

Credit rating

On January 29, 2004, Standard & Poor’s raised our credit rating from BBB+ with a positive outlook to A– with a stable outlook. On June 28, 2004, Moody's confirmed our credit rating of Baa1 with stable outlook (June 20, 2003) after the announcement made by KPN of an additional share repurchase program of EUR 1 billion, a tender on the Convertible Bond 2000 – 2005, the Eurobond 1996 – 2006 and an exchange on the Eurobond 2001 – 2006.

Commitments and contingencies

The following table sets forth our contractual obligations over the coming years:

CONTRACTUAL OBLIGATIONS

	Amounts due by period
Amounts in millions of euro	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-term debt obligations (excluding financial lease obligations)	9,317	1,592	949	2,458	4,318
Financial lease obligations	125	58	17	8	42
Long-term debt and financial lease obligations	9,442	1,650	966	2,466	4,360
Capital commitments	273	235	15	14	9
Rental lease contracts	2,117	309	476	368	964
Operational lease contracts	107	33	47	21	6
Guarantees	32	4	0	1	27
Purchasing commitments	759	512	101	98	48
Other	4	3	0	1	0
Off-balance sheet commitments	3,292	1,096	639	503	1,054
Total	12,734	2,746	1,605	2,969	5,414

Our budgeted 2005 capital expenditures amount to approximately EUR 1.7 billion. . Please refer to the section titled 'Financing'.

There are no off-balance sheet arrangements, other than those disclosed in the sections titled 'Financing – Fair value of Financial Instruments' and 'Commitments, contingencies and legal proceedings' in the notes to our Consolidated Financial Statements, that have or are reasonably likely to have a material current or future effect on our financial position and results that is material to investors.

For additional information, please refer to the sections titled 'Financing – Fair value of Financial Instruments' and 'Commitments, contingencies and legal proceedings' in our Consolidated Financial Statements.

Long and short-term liabilities

REDEMPTION SCHEDULE OF TOTAL INTEREST-BEARING DEBT
 The following table sets forth the redemption schedule of all our interest-bearing debt over the coming years:

Amounts in millions of euro	Total	Convertible subordinated	Bond	Zero coupon	Financial lease obligations	Other
2005	1,650	327	992	4	58	269
2006	924		843		14	67
2007	42				3	39
2008	1,762		1,758		4
2009	704		700		4
Subsequent years	4,360		4,318		42
Total	9,442	327	8,611	4	125	375

For more information on our debt profile, please refer to the section titled 'Financing' in our Consolidated Financial Statements.

Shareholder returns

In 2004, we resumed the payment of cash dividends including the payment of an interim dividend. We also stated that we have no intention to hold unutilized surplus cash balances. We intend to return surplus cash to shareholders either via additional special dividends or via share repurchases. Share repurchases will only be undertaken at a price, which enhances value for the remaining shareholders. For additional information on our financial policy, please refer to the section 'Profile–Strategy'.

Dividend payments
We are proposing a final dividend for 2004 of EUR 0.27 per share, which following the interim dividend of EUR 0.08 per share would result in a total dividend of EUR 0.35 per share for 2004. This proposal will be submitted to the General Meeting of Shareholders on April 12, 2005 and after their approval will be paid out shortly thereafter. We expect to declare an interim dividend for 2005 upon publication of our half-year results scheduled for August 9, 2005. For information on our dividend policy, please refer to the section 'Information about the KPN share', subsection dividend policy.
Share repurchases
In June 2004, we announced a second share repurchase program for an amount of up to EUR 1 billion. So far we repurchased an amount of EUR 515 million worth of our own shares under this second repurchase program, of which EUR 509 million settled in 2004. We will continue with the remaining part of our second repurchase program (EUR 485 million) in 2005 via a second trading line. In addition to this we have announced further share repurchases of EUR 500 million in 2005.

Available financing sources in 2005

We believe that our working capital will be sufficient to fund our present business requirements including our budgeted capital expenditures. However we expect to issue additional debt aimed at pre funding the upcoming redemptions in 2005 and to support our shareholder return policy. Due to German Capital Maintenance Rules, we are obliged to keep certain funds available at E-Plus.
As of December 31, 2004, we had cash and cash equivalents of approximately EUR 1,573 million, of which EUR 699 million at E-Plus.
In addition to the available cash and cash equivalents, cash flows from operations and revenues from any further sales of non-core assets, we have the following financing resources available:
EUR 1.5 billion multi-currency revolving credit facility
In August 2004, we entered into a new EUR 1.5 billion credit facility, maturing on August 17, 2009, which replaced the previous facility. The credit facility can be used for general corporate purposes, working capital or refinancing of indebtedness of KPN or subsidiaries and can be used to back up a commercial paper program up to EUR 500 million. We have not drawn any funds under this facility.

The conditions of this facility have improved considerably compared to the previous facility as it contains no financial covenants, does not define a Material Adverse Change as an event of default, imposes no restrictions to pay dividend on KPN's ordinary shares and no restriction on the use of the facility to redeem subordinated debt.

The facility provides that we may not enter into a statutory merger (juridische fusie) without the prior consent of the lenders representing two-thirds of the facility amount. The facility also restricts certain subsidiary borrowings.

If we fail in future to comply with any of the obligations contained in the facility, we may be required to immediately repay any outstanding indebtedness under the facility, and we may be unable to access funding under the facility. In addition, a default under the facility may trigger defaults under other financing arrangements, requiring us to repay other indebtedness as well. Where the lenders under other financing arrangements require us to repay that other indebtedness as a result of a default under those financing arrangements, a default may be triggered under this facility.

The interest rate payable on drawings under the facility will be EURIBOR (or LIBOR, depending upon the currency of drawing) plus an applicable margin, which varies depending upon our long-term (unsecured) debt ratings by Standard & Poor's and Moody's. The margins have improved considerably compared to the previous credit facility and are determined by the average of the two ratings by the aforesaid rating agencies as follows:

Rating	Margin
A+/A1 or higher	0.20%
A/A2	0.225%
A–/A3	0.25%
BBB+/Baa1	0.30%
BBB/Baa2	0.35%
BBB–/Baa3	0.45%
Lower than BBB–/Baa3	0.75%

Based on our current credit ratings, as mentioned above, any drawings under the credit facility would currently bear interest of EURIBOR (or LIBOR, depending upon the currency of drawing) plus 0.275%, being the average of the A– (Standard & Poor's) and the Baa1 rating (Moody's).

Global Medium Term Note Program
The available borrowing capacity as of December 31, 2004 under our USD 10 billion Global Medium Term Note (GMTN) program (available since April 1997) amounted to EUR 2,904 million. The GMTN program contains no commitment from investors to provide funding to us. Funding will be available subject to market conditions and other factors at the relevant time.
Securitization Program
We have a securitization program for receivables from retail customers with a maximum amount of EUR 200 million at our disposal. The program has an unlimited duration but can be terminated by us upon one month's notice. Under the program, we transfer billed and unbilled receivables to a variable interest entity, whose assets and liabilities are fully consolidated. The total available amount depends on the available amount of billed and unbilled receivables. No sums are currently drawn under the securitization program. The interest rate on this debt is approximately EURIBOR + 0.4%. If our credit rating ceases to be BB+/Ba1 or higher, the total available amount will decrease because KPN will no longer be able to sell unbilled receivables. If our credit rating ceases to be BB/Ba2 or higher, the program will be terminated.

Capital resources covenants

In addition to the obligations mentioned above, our existing capital resources contain the following covenants, which could trigger additional financial obligations or early redemption of the outstanding indebtedness:

Our Eurobond 2001–2006 (EUR) and Eurobond 2001–2008 (GBP) contain a rating step-up provision which offers each note holder a

0.375% increase in the interest rate for each notch downgrade of our unsecured long-term debt below either Baa2 by Moody's or BBB by Standard & Poor’s, and a rating step-down provision which results in a 0.375% decrease in the interest rate for each notch upgrade (up to the initial interest rate).

Additionally, we may be required to redeem the outstanding notes early, in the event that:
(i) we consolidate with or merge into another entity (other than a merger of a subsidiary into KPN in which KPN is a continuing corporation) or convey, transfer or lease all or substantially all of our properties and assets to another person or entity without the prior approval by the note holders; and
(ii) the rating assigned to the notes after giving effect to any such transaction is lower either than Baa3, in the case of Moody's, or BBB–, in the case of Standard & Poor’s.
As of December 31, 2004, the total outstanding amount under these bonds amounted to EUR 822 million (2003: EUR 1,849 million).

In addition, many of our capital resources, including our EUR 1.5 billion multi-currency revolving credit facility, contain a covenant prohibiting our principal subsidiaries or the group as a whole to enter into any amalgamation, demerger, merger, corporate restructuring or reorganization if such event would have a material adverse effect on either the ability to perform the obligations under the respective capital resources or on our business or financial condition and that of our subsidiaries taken as a whole.

Information about market risk

As a result of our international operations, we are exposed to various kinds of market risks in the ordinary course of business. These risks include foreign currency exchange rate risks, interest rate risk, credit risk, legal risks and country risks.

We have established policies that deal with the use of derivative financial instruments in order to reduce foreign currency exposure and to manage our interest rate profile. Our centralized Treasury department matches and manages all intercompany and external foreign currency reported by our various business operations and Group companies. Hedges are applied on a full coverage basis, when economically feasible. With regard to our interest rate risk exposure we establish periodically the desired mixture of fixed and floating interest rate liabilities. At December 31, 2004, approximately 70% of interest-bearing debts are subject to fixed interest rates. The Treasury department may enter into interest rate derivatives to modify the interest payments on the liabilities to the desired mixture.

Derivative financial instruments are used solely for the purpose of hedging underlying exposures. We are not allowed to enter into derivative financial instruments for speculative purposes.

Given our business profile, we have limited exposure to foreign exchange rates of currencies outside the euro zone. The cash and cash equivalents at December 31, 2004 are denominated in euro (97%), US dollar (1%) and other currencies (2%).

Credit risk is mitigated by strict policies on client acceptance and counter party limits. Local management and our centralized legal department review legal and country risks on a case-by-case basis.

For more information, please refer to the section titled 'Fair Value of Financial Instruments' in our Consolidated Financial Statements.

Back to content

Critical Accounting Policies and Estimates

KPN's principal accounting principles are set out on pages 120 to 123 of the consolidated financial statements. The following discussion has been prepared in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP) and in the United States (US GAAP). Dutch GAAP varies in certain significant respects from US GAAP. The preparation of our financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts in our Consolidated Financial Statements, accompanying Notes and the Information on US GAAP. Where the accounting principles under US GAAP differ significantly from Dutch GAAP, specific to our Critical Accounting Policies and Estimates, we have described the accounting policies and methods used in the preparation of our Consolidated Financial Statements and the note on 'Information on US GAAP'. The general Notes to our Consolidated Financial Statements and Information on US GAAP describe the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements and Information on US GAAP. We base our estimates on historical experience, independent valuations and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following Critical Accounting Policies and Estimates affect our significant estimates, judgments and assumptions used in the preparation of our Consolidated Financial Statements and Information on US GAAP:

  impairments of goodwill and other long-lived assets;

  useful lives of long-lived assets and valuation of acquired assets;

  income taxes;

  pensions and other post-retirement benefits; and

  provision for litigation and contingencies.

Impairments of goodwill and other long-lived assets

The inherent management estimates and assumptions used in determining whether an impairment charge should be recognized are as follows:

  determining our cash generating units and reporting units;

  projecting cash flows for determining recoverable amounts of our cash generating units and reporting units; and

  determining discount rates.

We believe that estimates of recoverable amounts are susceptible to change from one period to the next because they require management to make assumptions about future sales, related cost of sales and capital expenditures. In estimating future revenue, we use our internal projections, which are developed based on our strategic plan for existing and new product offerings and expected average revenues per user, and customer base growth. Estimates of our future operating expenses and capital expenditures are developed based on our expected levels of revenue growth, the timing of the building of our UMTS networks and potential changes in governmental regulations and requirements. The judgments underlying our projections can vary significantly from year to year due to economic or market conditions, technological advances, changes in the business or regulatory environment, or other factors outside our control. If our projections of recoverable amounts change as a result of these factors, especially in our business models, our anticipated timeframe of the rollout of the UMTS network, communication technology or the regulatory environment, we may have to recognize additional impairment charges on goodwill, licenses and other long-lived assets. In certain cases, our judgment is supported by the assistance of a third party valuation specialist.

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

  significant underperformance relative to expected historical or projected future operating results;

  significant adverse industry or economic trends; and

  significant obsolescence or physical damage of an asset.

When one or more of the above indicators of impairment exists, we review the recoverability of the carrying value of the assets.

Under Dutch GAAP, we recognized the following (reversed) impairment charges on our goodwill and other fixed assets in the years 2004, 2003 and 2002:

Amounts in millions of euro	2004	2003	2002
Goodwill E-Plus	-	-	1,427
Goodwill BASE	-	-	425
Other goodwill	8	84	31
Total impairments on goodwill	8	84	1,883
Licenses E-Plus	-	-	5,216
Licenses BASE	–16	–103	196
Other licenses	-	15	-
Total impairments on licenses	–16	–88	5,412
PP&E KPN Belgium	-	-	100
PP&E acquired from KPNQwest	-	-	93
PP&E net reversal Business Solutions	–8	-	-
Other PP&E	42	124	117
Total impairments and retirements on property, plant and equipment	34	124	310
Participating interest Hutchison 3G UK	-	–119	1,166
Participating interest in KPNQwest	-	-	270
Participating interest in Český Telecom	-	–46	156
Participating interest Digitenne	12	-	-
Total impairments on financial fixed assets	12	–165	1,592
Total impairments	38	–45	9,197

Under US GAAP, in addition to assessing goodwill impairment if one of the above triggering factors is identified, we also assess impairment on an annual basis in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. In order to determine the estimate of the fair value of the reporting unit, significant management judgment with the assistance of - in certain cases - a third party valuation specialist is applied in order to estimate the underlying discounted future cash flows taking into account market comparisons and recent transactions. In addition to the use of independent valuation firms, the company performs internal valuation analysis and considers other market information that is publicly available. If the fair value is lower than the book value then a hypothetical purchase price allocation needs to be done to determine the implied fair value of goodwill. This fair value is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, an impairment must be recorded for the difference.

Under US GAAP, we recognized the following impairment charges on our goodwill and other fixed assets in the years 2004, 2003 and 2002:

Amounts in millions of euro	2004	2003	2002
Goodwill E-Plus	-	-	15,045
Goodwill BASE	-	-	400
Goodwill Hutchison 3G UK	-	-	135
Other goodwill	1	29	41
Total impairments on goodwill	1	29	15,621
Licenses E-Plus	-	5,137	-
Capitalized interest E-Plus	-	1,840	-
Licenses BASE	-	-	77
Capitalized interest BASE	-	-	9
Other licenses	-	15	-
Total impairments on licenses	-	6,992	86
PP&E KPN Belgium	-	-	100
PP&E acquired from KPNQwest	-	-	93
PP&E Business Solutions	5	-	-
Other PP&E	42	124	78
Total impairments on property, plant and equipment	47	124	271
Participating interest Hutchison 3G UK	-	-	1,270
Participating interest in KPNQwest	-	-	270
Participating interest Infonet	-	-	70
Participating interest Digitenne	12	-	-
Total impairments and retirements on financial fixed assets	12	-	1,610
Total impairments	60	7,145	17,588

Useful lives of long-lived assets and valuation of acquired assets

USEFUL LIVES OF LONG-LIVED ASSETS
 Fixed assets, consisting primarily of property, plant and equipment and intangibles, comprise a significant portion of our total assets. Changes in our intended use of these assets, technological development and market conditions may cause the estimated period of use or the value of these assets to change. We perform internal studies on an annual basis to confirm the appropriateness of our estimates of the economic useful lives for each category of current property, plant and equipment and other long-lived assets. In determining the initial and remaining estimated useful life of a fixed asset, management estimates: (1) the physical life of the asset; (2) the technological life of the asset; (3) the lives for similar productive assets; and (4) the expected period that benefits will be derived from the asset. The foregoing estimates and assumptions are inherently uncertain and subject to change, including as a result of factors outside our control. If the estimated useful life is shortened, we depreciate or amortize the remaining value of the asset over the revised remaining life of the asset. Likewise, if the anticipated technological or other changes occur more slowly than expected, the life of the group could be extended based on the life assigned to new assets added to the group. This could result in a reduction of depreciation and amortization expense in future periods.
The total gains or losses reported on the disposal or retirement of long-lived assets may be an indicator of the accuracy of our estimates.

Under Dutch GAAP, we recognized the following results on disposals or retirement of fixed assets:

Amounts in millions of euro	2004	2003	2002
Impairments due to retirement of PP&E	34	58	140
Book gains on sale of PP&E	17	12	27

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

Income taxes

As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. The estimates are consistently applied under both Dutch and US GAAP. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from different treatment of items, such as the valuation of our tangible fixed assets and provisions. These differences result in deferred tax assets and liabilities, which are included in our Consolidated Balance Sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely we recognize valuation allowances against these assets To the extent the likely recovery of deferred tax assets changes, we include an expense or a gain within the tax charge on our Statement of Income for the relevant period. Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the valuation of deferred tax assets. Management reviews all available evidence to determine whether, based on the weight of that evidence, a valuation allowance is needed. We consider future taxable income projections, historical results and ongoing tax planning strategies in assessing the recoverability of deferred tax assets. In the event that actual results differ from these estimates due to future changes in income tax law or results from final review of our tax returns by taxing authorities, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

Following an agreement with the Dutch tax authorities in 2004, we recorded a fiscal loss of EUR 6 billion in the Netherlands related to the year ended December 31, 2002. We recognized a related deferred tax asset of EUR 2,070 million, based on the loss at a nominal tax rate of 34.5%. After deducting the taxation on the taxable results from 2002 through 2004, applying the carry back rules and the adjustment to the lower nominal tax rate in the Netherlands, the related deferred tax asset remaining at December 31, 2004 amounted to EUR 897 million. We expect a complete recovery of this asset before the end of 2007.

In 2002, we recorded valuation allowances of EUR 275 million for previously recognized deferred tax assets for trade tax losses carried forward at E-Plus and EUR 331 million for previously recognized deferred tax assets for corporate tax losses carried forward at BASE. After these allowances, no net deferred tax assets for losses carried forward were recognized by E-Plus and BASE.

In 2003, we have reduced the valuation allowance on the deferred tax asset for trade tax losses carried forward of E-Plus to the extent that trade tax losses can be compensated with expected trade tax profits, based upon a forecast of the amount to be realized within the next seven years. These expected trade tax profits were mainly the result of the limitation of the deductibility of interest caused by German tax legislation, becoming effective as from January 1, 2004. This legislation in combination with the most recent business cases resulted in the reduction of the aforementioned valuation allowance by EUR 87 million. In 2004 we have adjusted the reduction to a total amount of EUR 80 million. If we had based our estimate of recoverability on a five-year forecast, we would have recognized a deferred tax asset equal to EUR 44 million (2003: EUR 55 million).

In 2004, we have reduced the valuation allowance on the deferred tax asset for corporate tax losses carried forward of BASE by EUR 138 million. This reduction was the consequence of an improved business case and a refinancing in 2004. If we had based our estimate of recoverability on a five-year forecast, we would have recognized a deferred tax asset equal to EUR 98 million.

Pensions and other post-retirement benefits

Retirement benefits constitute a current cost of our normal business operations but represent obligations that will not be definitively settled until far in the future. We have two pension plans: Stichting Pensioenfonds KPN and Stichting Ondernemings-

pensioenfonds KPN. We contribute monthly premiums to the pension plans and, in addition, certain pension provisions are recorded in the balance sheet, such as early retirement benefit provisions. These provisions are based on actuarial assumptions and certain methods customary in the Netherlands.

DUTCH GAAP
 Under Dutch GAAP, our pension expenses in our Statement of Income relate to the contributions we pay to our pension funds. Our contributions are based on actuarial valuations and a dynamic model, which includes future expectations of return on assets, the rate of compensation increases, and other assumptions. Any refunds received from these funds are offset against our pension expenses in our Statement of Income. In accordance with Dutch pension law, we are liable for any shortfalls in our pension funds. Additionally, the funding agreement between KPN and its pension funds makes provision for additional pension charges necessary if coverage ratios (being the ratio of the fair value of the investments of the pension funds to the pension liabilities) are below the desired coverage ratio. We expect the total funding shortfall of the Stichting Pensioenfonds KPN and the Stichting Ondernemingspensioenfonds to be EUR 250 million at December 31, 2004. Under the current estimates and payment schedule, which aims at funding the total shortfall over a period of five years, the obligation at year-end 2004 amounts to EUR 50 million. As a result, we have recognized an additional pension liability for 2004 of EUR 50 million. If capital market conditions decline in the future, we may have to recognize additional pension liabilities in future years.

Our early retirement plan is neither funded nor insured through a third party, but is paid directly by us to our early retirement employees. In accordance with Dutch GAAP, we recognize a provision for all benefits that will become a payment obligation within a period equal to the duration of the then prevailing Collective Labor Agreement (as of December 31, 2004, the applicable period was two years). Our obligation to fund the early retirement plan terminates in 2011. As of December 31, 2004, we recognized under Dutch GAAP a provision of EUR 403 million (2003: EUR 361 million).

Cash contributions for our defined benefit and contribution plans, the funding of the shortfall and payments for early retirements are expected to amount to EUR 199 million in 2005.

US GAAP
US GAAP pension accounting differs significantly from Dutch GAAP pension accounting. Under US GAAP, pensions are accounted for in accordance with SFAS No. 87, Employers' Accounting for Pensions. Standardized accounting and actuarial valuations determine the accounting for pension costs. Inherent in these valuations are various assumptions, which include: employee turnover, mortality, retirement ages, discount rates, expected long-term returns on plan assets, and future wage increases, which are usually updated on an annual basis at the beginning of each fiscal year. Actual circumstances may vary from these assumptions, giving rise to a different pension liability, which would be reflected as an additional gain or loss in our Statement of Income.

Changes in the related pension benefit costs may occur in the future due to changes in assumptions. The key assumptions used in computing our fiscal year 2004 net pension benefit cost were a 5.5% discount rate, a 6.6% expected return on plan assets, a 2.0% rate for price inflation and a 3.0% rate of future wage increases. In 2004, our net periodic pension benefit cost was EUR 148 million, compared to EUR 189 million in 2003. Our net pension benefit cost is expected to decrease to approximately EUR 130 million during 2005, primarily as a result of higher plan assets. A decrease in our expected discount rate of 0.5% would result in EUR 50 million additional pension costs for 2004.

Provision for litigation and contingencies

We exercise considerable judgment in recording our accrued liabilities and our exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities. We are a party to lawsuits, claims, investigations, and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. We review the current status of any pending or threatened proceedings with our legal counsel on a quarterly basis. Judgment is necessary in assessing the likelihood that a pending claim will succeed or a liability will arise and to quantify the possible range of the final settlement. In determining whether provisions are required with respect to pending or threatened litigations, management reviews the following: (1) period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (2) degree of probability of an unfavorable outcome; and (3) ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, we recognize any loss that we consider more likely than not and reasonably estimable as of the balance sheet date. Actual results may differ materially from estimates.

Under US GAAP we record an accrual for liabilities when a loss contingency is considered to exist and when a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated amount accrued.

Recent Accounting Pronouncements

US GAAP ACCOUNTING PRONOUNCEMENTS
 In March 2004, the FASB ratified the recognition and measurement guidance and certain disclosure requirements for impaired securities as described in Emerging Issues Task Force (EITF) Issue 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'. The recognition and measurement guidance will be applied to other-than-temporary impairment evaluations in reporting periods beginning 1 January 2005. We do not believe that the adoption of this recognition and measurement guidance will have a material impact on our financial position or result of operations.

In November 2004, the FASB issued SFAS 151, 'Inventory Costs - an amendment of ARB No. 43, Chapter 4' (SFAS 151). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and must be applied prospectively. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS 123R, 'Share-Based Payment' (SFAS 123R), a revision of SFAS 123, 'Accounting for Stock-Based Compensation'. SFAS 123R amends the financial accounting and reporting for transactions in which an entity exchanges its equity instruments for goods or services. Primarily, SFAS 123R focuses on accounting for options granted to employees. The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The costs have to be recognized over the period during which an employee is required to provide service in exchange for the award. The guidance will be effective after the first interim or annual reporting period that begins after June 15, 2005. We have already adopted SFAS 123 retrospectively in 2003. SFAS 123R might have an impact on the way we calculate the fair value of options granted after 2004. We do not expect that the adoption of SFAS 123R will result in material different compensation costs as determined in accordance with SFAS 123.

In December 2004, the FASB issued SFAS 153, 'Exchanges of Non-monetary Assets' (SFAS 153). SFAS 153 was a result of a joint effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. One such difference was the exception from fair value measurement in APB Opinion No. 29, 'Accounting for Non-monetary Transactions, for non-monetary exchanges of similar productive assets'. SFAS 153 replaces this exception with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 shall be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect that SFAS 153 will have a material impact on our financial position or result of operations.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
KPN is preparing for the adoption of International Financial Reporting Standards ('IFRS'), including International Accounting Standards ('IAS') and interpretations issued by the International Accounting Standards Board ('IASB'), as its primary accounting basis for the year ending December 31, 2005. In the spring of 2005, before the announcement of the results of the first quarter of 2005, KPN will issue a detailed analysis on the impact of IFRS. Some of the most significant differences with KPN's current accounting policies are the following:

  employee benefits: Under IFRS, KPN has to recognize the funded status of employee benefit obligations in its balance sheet. On transition date, KPN had a significant deficit, which will be recorded against equity in the IFRS opening balance sheet. As a result, pension charges in 2004 will be lower compared to Dutch GAAP.

  fair value Property, Plant & Equipment: KPN elected to revalue specific fixed asset classes to their fair value in the IFRS opening balance sheet (as deemed costs). The related fixed assets mainly concern copper and fiber cables. This will result in additional depreciation charges in the income statement.

  goodwill amortization: IFRS requires goodwill not to be amortized, but to be subject to an annual impairment review.

  revenue recognition: Under IFRS, KPN will defer connection and installation revenues over the expected customer lives. The related costs continue to be expensed when incurred.

  borrowing costs: KPN elected not to capitalize borrowing costs under IFRS. Under Dutch GAAP, KPN capitalized borrowing costs on property, plant and equipment.

  joint venture accounting: Under IFRS, KPN elected to account for joint ventures using the equity method. Under Dutch GAAP, KPN consolidated joint ventures proportionally.

  presentation: Several reclassifications in the IFRS balance sheet and income statement will be made compared to Dutch GAAP. Own work capitalized is presented as part of operating revenues under Dutch GAAP, whereas it will be deducted from operating expenses under IFRS.

  taxes: On all above-mentioned adjustments, deferred taxes will be recognized, if applicable.

As a result of the conversion to IFRS, we expect equity as of December 31, 2004 to decrease by EUR 300–400 million. Net income for the year 2004 is expected to increase by EUR 150–250 million under IFRS. The conversion to IFRS will have no significant impact on the cash flow from operations in the cash flow statement.

KPN will adopt the IFRS standards on financial instruments as from January 1, 2005. As a result, the opening equity as of that date is expected to decrease by another EUR 100–200 million.

For purposes of conversion to IFRS, KPN has chosen January 1, 2004 as the transition date. This assumes that the SEC will approve their current proposal allowing one year of comparative financial information.

Note that the information mentioned above is preliminary, unaudited and may be subject to change. Currently, we do not expect the IFRS conversion of the 2004 figures to represent price-sensitive information.

Back to content

CORPORATE SOCIAL RESPONSIBILITY

We are a company committed to the community. Our services contribute significantly to the economy by providing data and telecommunication for the information society and employment opportunities in our role as one of the largest private employers in the Netherlands. The products and services we provide are indispensable in the everyday lives of many people and companies. We are conscious of occupying a special position in the community and recognize the expectations that exist in this regard.

KPN has published a Sustainability Report on 2004 to provide information about its commitment to society. We have placed the report on our Internet website (www.kpn.com). Please refer to that report for detailed information about KPN’s sustainability efforts. The report covers KPN, most of the activities of BASE and E-Plus and all companies in which KPN owns interests, with the exception of SNT.

Environmental policy

Our goal is to reduce the environmental impact of our operations. One of our objectives for the 2005–2007 period is to rank among the better-performing companies in the telecommunications industry. We believe we can achieve this objective within that time frame. Our environmental policy is focused on improving our performance by increasing our energy efficiency, cutting emissions of carbon dioxide, reducing waste and reporting on our compliance with legal requirements. We made progress in some of these fields in 2004 and have reported on those matters in more detail in our Sustainability Report. In 2005, we will translate our environmental policy and objectives into operational targets and action plans.

Social policy

KPN's future depends on the quality and motivation of its personnel, our ability to keep in step with changes in the market and the company’s cost-effectiveness. Market conditions are increasingly competitive. At the same time, KPN faces an ongoing reduction of its workforce because of technological innovations and higher productivity in operational processes and in IT. A challenging goal of our social policy is to reduce our costs and workforce without impairing employee motivation and career opportunities.

This challenge requires a different style of leadership and HR policy. KPN has defined new profiles for talents and managerial capabilities and must increase the external mobility of employees. Internal mobility has to be improved through performance reviews and new programs for developing leadership skills. We are going to apply our appraisal system more explicitly. Managers will be encouraged to make greater differentiations in the annual job performance interviews they have with their employees. More than in the past, these yearly reviews must produce an effect in terms of remuneration and career opportunities.

PERFORMANCE-RELATED PAY
A new collective labor agreement came into force for KPN employees in the Netherlands in 2004. The agreement covers 2004 and 2005. One of the most important changes is that remuneration is now linked more closely to performance. We are encouraging employees to work in a result-driven way by offering remuneration that reflects results achieved collectively and individually. The annual salary increments for employees in pay scales 1 to 8 have been abolished and so has the general year-to-year pay rise for all employees. For 2005, individual employees will qualify for a pay rise based on their performance in 2004 and their position in the pay scale. Performance-related pay for groups of employees is introduced and tied to targets for reducing costs, increasing sales and improving customer satisfaction. The maximum attainable performance-related rise under the collective labor agreement is 5.5%.

One of the provisions embodied in the new collective labor agreement is that KPN will conduct a study in 2005 into retirement arrangements in the light of new laws in the Netherlands covering early retirement, pre-pension plans and the right to save up leave. It is already clear that the Act covering these matters has numerous consequences for KPN employees. We need to identify the structural effects and the implications for employees still entitled to take early retirement or to a top-up on their pension between 62 and 65. Approximately 1,000 employees have a conditional right to early retirement but are not covered by the statutory transitional regulations. They will not obtain clarity about their early retirement and pre-pension arrangements until the new collective labor agreement for 2006 is in place.

SICK LEAVE AND INDUSTRIAL DISABILITY
KPN reformulated its approach to sick leave in 2004. Sick leave at KPN in the Netherlands decreased further to 4.3% at year-end 2004 (4.7% in 2003). Sick leave at E-Plus was 2.9% at the end of 2004 (the same as in 2003). At BASE, sick leave stood at 4.3% at year-end 2004 (the same as in 2003).

EMPLOYMENT
The employment opportunities at the company remained under pressure in 2004. Our total number of employees decreased by 1,620 (1,612 full-time equivalents) to 31,116 (28,056 FTEs).
Mobility is one of the key issues for the coming years. Internal and external personnel mobility at KPN is still insufficient to achieve the required downsizing and renewal of the workforce. Together with the Works Council and unions, KPN has formulated a Mobility Agreement to increase mobility. KPN's Mobility Shop plays a crucial role in these efforts because it must steer employees to work outside KPN. The Mobility Agreement includes provisions for matters like training and financial arrangements to facilitate a transfer to a new employer.

TALENT
KPN fills management positions through executive development programs for talented employees and the recruitment of young talent. Executive development reduces the time talented employees need to reach mainstream management positions. Among the steps we have taken to make this possible are: a new profile for persons recruited for strategic purposes and the encouragement of a more competitive culture with a focus on the individual.

In 2004, KPN was among the top 10 companies that young graduates considered an attractive employer (according to the results of the Intermediair Imago survey). There was a 50% increase in the number of job applications received. A rigorous selection procedure meant that we took on only 40 talented young people. The number of positions for undergraduates working on their final projects and dual learners increased to 75.

Commitment to society

A large company like KPN fulfils numerous roles. Besides being a commercial provider of services, we are an employer and stakeholder in society. KPN shows its commitment to society in many different ways. In 2004, we modernized our social commitment policy. KPN will focus on bridging gaps through telecommunication, especially in healthcare and education, with a focus on the elderly and children.

The offer of free broadband Internet to schools for a three-year period is an important pillar of this policy. In March 2004, we launched this offer as a way of bridging the gap between the current education system and opportunities for pupils to connect to the information society. Our offer will promote the growth of the knowledge economy in the Netherlands. We help schools use their resources more flexibly, creating greater scope for them to invest in other fields.

Until November 2004, all primary, secondary, vocational and adult education institutions in the Netherlands could accept the KPN ADSL offer provided by our subsidiary XS4ALL. More than 8,000 schools out of a total of 11,000 signed up for the offer. We organize customer panels several times a year to find out what the schools need. One of the identified needs was use of the Internet at schools. We opened a website with tips for primary school teachers in November 2004.

To bridge the gap between the deaf and the hearing, we have a text telephone service that makes it easier for the two groups to communicate with each other.

KPN has made financial contributions to the Nationaal Fonds Ouderenhulp for the elderly and Stichting Lezen en Schrijven that addresses illiteracy in the Netherlands.

Code of Conduct

For details of the KPN Code of Conduct, please refer to the section headed 'Corporate Governance – Code of Conduct'.

Back to content

CORPORATE GOVERNANCE

Introduction

DEVELOPMENTS IN 2004
Compliance with the Dutch Corporate Governance Code
The year of 2004 was a year of checking and amending existing rules, procedures and by-laws for compliance with the Dutch Corporate Governance Code (the 'Dutch Corporate Governance Code') that was issued by the Tabaksblat Committee on December 9, 2003. It also meant adopting new regulations and implementing additional procedures. We adopted new by-laws for our Supervisory Board, Board of Management, Nominating & Corporate Governance Committee and Remuneration & Organization Development Committee. We changed our policy with respect to the term of appointment of new members of the Board of Management by reducing this term to four years. We also adopted regulations concerning ownership of and transactions in securities by members of our Supervisory Board and our Board of Management and setting up a procedure for these members to inform the compliance officer with respect to this.

The Dutch Corporate Governance Code contains 21 principles that are elaborated in 113 best practice provisions. 17 of these provisions do not apply to us as these relate to institutional investors or to Dutch depository receipts of shares that we do not have. The Dutch Corporate Governance Code has its statutory basis in Book 2 of the Dutch Civil Code and applies to companies with their registered office in the Netherlands whose shares are listed on a stock exchange either domestically or abroad. The Dutch Corporate Governance Code is generally considered to be a considerable step forward for Dutch standards on corporate governance. The Dutch Corporate Governance Code is based on the principle that a company is a long-term form of collaboration between the various parties involved. The Board of Management and the Supervisory Board have overall responsibility for considering the interests, generally with a view to ensure the continuity of the enterprise. In doing so, the company endeavors to create long-term shareholder value and the Board of Management and Supervisory Board should take account of the interests of the different stakeholders.

We fully support the principles of the Dutch Corporate Governance Code and we are nearly fully compliant with its best practice provisions. It should be noted that we do not fully apply provisions II.1.1 (A management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time), II.2.2 (If the company, notwithstanding best practice provision II.2.1, grants unconditional options to management board members, it shall apply performance criteria when doing so and the options should, in any event, not be exercised in the first three years after they have been granted), II.2.6 (A management board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the company has not appointed a compliance officer, to the chairman of the supervisory board) and III.7.3 containing a similar rule for Supervisory Board members.

We apply provision II.1.1 as of 2004 meaning that Messrs. Blok and Smits, who were appointed in April 2004, were appointed for a term of four years. We respect however the indefinite appointment term of Mr. Scheepbouwer and Mr. Demuynck, which is also laid down in their agreements, as we endorse the universal premise that existing agreements should be respected. Also due to this universal premise, we do not apply provision II.2.2 in full on the options we grant to Mr. Scheepbouwer. We agreed with him, at the time of his appointment, that our Supervisory Board could annually grant him unconditional options. As contractually agreed at the time of appointment, these stock options are not linked to performance. We do however apply provision II.2.1 (Options to acquire shares are a conditional remuneration component, and become unconditional only when the management board members have fulfilled predetermined performance criteria after a period of at least three years from the grant date) on our other members of the Board of Management. Under provisions II.2.6 and III.7.3, we require our members of the Supervisory Board and Board of Management to inform the compliance officer only once every year of their shareholdings in Dutch listed companies (other than KPN) rather than every quarter.

We do not believe that there is any merit in informing the compliance officer on a more regular basis, as it does not address the real issue at stake, being that the members of these boards should dedicate sufficient time to their primary function and it only increases the administrative burden on both the members of these boards as on the compliance officer. Our position vis-à-vis all best practice provisions is available on our website.

We remain of the opinion that a governance regime should strike the right balance between transparency of rules and avoidance of bureaucracy caused by excessive detail in order for Dutch companies to remain internationally competitive. Application of sound corporate governance principles is important for a company but it should not be an end in itself. The true aim is to achieve and maintain a culture of honesty and integrity. This aim can, ultimately, be achieved only if the culture and behavior in a company are in all respects positive and transparent.

Other corporate governance requirements
We are listed on the New York Stock Exchange ('NYSE') and qualify as a foreign private issuer under the NYSE stock exchange rules. As such we need to disclose significant differences between NYSE's corporate governance requirements for U.S. issuers and our corporate governance practices in the Netherlands. An overview disclosing these differences is available on our website www.kpn.com under the section Investor Relations, Corporate Governance.

We are also listed on Euronext Amsterdam, the London Stock Exchange and the Frankfurt Stock Exchange.

Legal structure of the Company resulting from changes in Dutch company law
Under Section 6, Part 4 of Book 2 of the Dutch Civil Code, the rules for large companies are mandatory for us. As such, we have a two-tier management structure with a Board of Management and a Supervisory Board. Among the powers vested in the Supervisory Board is the power to appoint and remove members of the Board of Management. Some of the resolutions of our Board of Management are also subject to the approval of the Supervisory Board. As a result of a change in Dutch company law per October 1, 2004, shareholders rights have increased while the rights of the Supervisory Board have decreased. Under the new legislation, shareholders are entitled to approve decisions of the Board of Management that have a company transforming effect, to approve the remuneration policy and share (option) plans, to appoint members of the Supervisory Board upon proposal by the Supervisory Board, and to dismiss the Supervisory Board. A proposal to amend our articles of association will be submitted to the Annual General Meeting of Shareholders in 2005. For a discussion of our articles of association and the proposed amendments, please see 'Shareholder's rights'.
Ongoing impact of the US Sarbanes-Oxley Act
Given our listing on the New York Stock Exchange, we have to comply with the requirements of the Sarbanes-Oxley Act. During 2004 our compliance efforts focused on further improving our internal controls over financial reporting.

Our Sarbanes-Oxley project, which started in 2003, focused in 2004 mainly on the design and partly on the operating effectiveness of controls over financial reporting. A special internal control evaluation tool was developed to support this process. Our risk management system was further enhanced and we initiated the set up of a Business Control Framework, based on the COSO Internal Control Framework.
We investigated the requirements for anti-fraud programs and controls and measurements are established.

In 2005 the Sarbanes-Oxley project will continue and we will further enhance the internal control framework.

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

Public companies are being called upon to increase their transparency, not only in respect of financial information but also with regard to corporate information. In 2004 we substantially increased the amount of corporate information provided by us on our website and made available the by-laws of our Supervisory Board, its committees, the Board of Management, the Heads of Agreement with the State of the Netherlands, our Code of Conduct and our 'apply or explain' checklist regarding our compliance with the Dutch Corporate Governance Code. Our efforts in recent years to increase our transparency have been recognized by the financial community. For example, the research institute of Rabobank (IRIS) investigated 88 Dutch listed companies with respect to their corporate governance policies and ranked us third in 2004. Furthermore, our annual reports over 2002 and 2003 were one the nominees for the best Dutch annual report by the Dutch financial gazette, Het Financieele Dagblad.

Management

SUPERVISORY BOARD
 The current members of our Supervisory Board are Mr. A.H.J. Risseeuw (Chairman), Mr. D.G. Eustace (vice-Chairman), Mr. M. Bischoff, Mr. V. Halberstadt, Mr. D.I. Jager, Ms. M.E. van Lier Lels and Mr. J.B.M. Streppel. For a description of the curriculum vitae of the current members of our Supervisory Board, refer to the section titled 'Report by the Supervisory Board'. The business address of each of the members of the Supervisory Board is Maanplein 55, 2516 CK, The Hague, the Netherlands.

The Supervisory Board oversees strategic and organizational policymaking by the Board of Management and the way in which it manages and directs our operations and affiliated/associated companies. It oversees and supervises the Board of Management. Under the new rules for large companies (as from October 1, 2004), members of the Supervisory Board are appointed by the Annual General Meeting of Shareholders upon binding nomination by the Supervisory Board. The nominees must fit within the profile of the Supervisory Board. The central works council has an enhanced right of recommendation with respect to one third of the Supervisory Board, meaning that the Supervisory Board must nominate those recommended unless it is of the opinion that 1) any such person would be unsuitable to fulfill the duties of a Supervisory Board member; or 2) such appointment would cause the Supervisory Board to be improperly constituted.

According to our Articles of Association, our Supervisory Board must consist of at least five and not more than nine members. In 2004, our Supervisory Board consisted of seven members. Members of the Supervisory Board resign according to a schedule set by the Supervisory Board. They step down at the first General Meeting of Shareholders following their four-year term of office. Under the current profile of the Supervisory Board, they can be reappointed twice, leading to a maximum term of office of twelve years. See the 'Report by the Supervisory Board' for the rotation schedule.

The Supervisory Board drew up a profile in 2001 defining the basic principles for the composition of the Supervisory Board. According to this profile, the Supervisory Board must be composed in such a way that members of the Supervisory Board are able to operate independently of each other and of the Board of Management. The by-laws of the Supervisory Board were reviewed and renewed during 2004. The by-laws contain, among other things, rules regarding the members’ duties, powers, working methods, decision-making, approval of decisions by the Board of Management, training and conflict handling. The by-laws are available on our website www.kpn.com under the section Investor Relations, Corporate Governance.

The Dutch Corporate Governance Code requires us to include a statement in our annual report with respect to the independence of our members of the Supervisory Board. In 2004, each of the members of the Supervisory Board was independent from the Company within the meaning of best practice provision III.2.2 of the Dutch Corporate Governance Code.

Committees of the Supervisory Board
In 2004, three committees assisted the Supervisory Board: an Audit Committee, a Remuneration & Organization Development Committee and a Nominating & Corporate Governance Committee. The committees assist the Supervisory Board in its decision taking and report their findings to the Supervisory Board. The committees are not empowered to take decisions. The activities of the committees are governed by written charters, available on our website www.kpn.com under the section Investor Relations, Corporate Governance.

Audit Committee
The Audit Committee consists of three Supervisory Board Members, Mr. Eustace (Chairman), Mr. Streppel and Mr. Bischoff.

The Audit Committee's task is to supervise the (quality of the) accounting and financial reporting practices, including quarterly and annual reporting, accounting and financial reporting policies and procedures, the (quality of the) internal control system and internal audit function, the independent external audit of the Financial Statements, and the performance and evaluation of the external auditor. The task of the Audit Committee in the area of financial reporting and accounting practices is to provide reasonable assurance that the financial disclosures prepared by management adequately reflect KPN's financial condition, results of operations, cash flows and long term commitments. We consider Mr. Eustace and Mr. Streppel to be our financial experts within the meaning of the Dutch Corporate Governance Code and the Sarbanes-Oxley Act. For a discussion of the activities of the Audit Committee in 2004, see the 'Report by the Supervisory Board'.

Remuneration & Organization Development Committee
The Remuneration & Organization Development Committee consisted in 2004 of four Supervisory Board Members, Mr. Jager (Chairman), Mr. Halberstadt, Ms. Van Lier Lels and Mr. Risseeuw.

The task of the Remuneration & Organization Development Committee is to assist the Supervisory Board regarding the development and appropriate application of remuneration policies for our Board of Management, including the remuneration of the members of the Board of Management for the coming year; the individual bonuses of members of the Board of Management on the basis of the policy framework for performance related pay, achieved targets and goals; allocation policies for options (to members of the Board of Management and to other KPN senior management) and the conditions under which options are granted; and the remuneration of members of the Supervisory Board for submission to the Supervisory Board and to the General Meeting of Shareholders. For a discussion of the activities of this committee in the year under review, see the 'Report by the Supervisory Board'.

Nominating & Corporate Governance Committee
The Nominating & Corporate Governance Committee consisted in 2004 of four Supervisory Board Members, Mr. Risseeuw (Chairman), Mr. Halberstadt, Mr. Jager and Ms. Van Lier Lels.

The task of the Nominating & Corporate Governance Committee is to assist the Supervisory Board with respect to the nomination of the Board of Management and the Supervisory Board and the oversight of development policies for senior management and corporate governance policies. For a discussion of the activities of this committee in the year under review, see the 'Report by the Supervisory Board'.

BOARD OF MANAGEMENT
The Board of Management, supervised and advised by the Supervisory Board, manages our strategic, financial and organizational matters and appoints senior managers. The Supervisory Board appoints and discharges members of the Board of Management and establishes their individual remuneration within the boundaries of the remuneration policies approved by the Annual General Meeting (see the ‘Remuneration report’ below for more detailed information on remuneration) and the recommendations by the Remuneration & Organization Development Committee. On the basis of the Dutch Civil Code, our articles of association and the by-laws of the Board of Management, certain decisions of the Board of Management require the approval of the Supervisory Board. These decisions include approval of the annual plan and budget, approval of resolutions that exceed certain thresholds, expanding the business materially affecting the existing business and the closing down of business if this results in a material change for a considerable number of employees. A complete overview of such decisions is included in the by-laws of both our Supervisory Board and Board of Management which are available on our website www.kpn-corporate.com under the section Investor Relations, Corporate Governance.

In 2004, our Board of Management consisted of four members: the Chairman of the Board, the Chief Financial Officer, the Managing Director of the Fixed division and the Managing Director of the Mobile division. As per September 11, 2004, Mr. M.H.M. Smits succeeded Mr. J.M. Henderson as our Chief Financial Officer. Mr. E. Blok was appointed member of the Board of Management on April 15, 2004 and was responsible for the Fixed division. He resigned from the Board of Management on December 23, 2004.

Current Members
The current members of our Board of Management are:

Name	Date of birth	Position	Appointed on
A.J. Scheepbouwer	July 22, 1944	Chairman of the Board and Chief Executive Officer	November 1, 2001
M.H.M. Smits	September 14, 1961	Member of the Board Chief Financial Officer	August 9, 2004 September 11, 2004
G.J.M. Demuynck	March 21, 1951	Member of the Board	January 1, 2003

Mr. A.J. Scheepbouwer was appointed Chairman of our Board of Management and Chief Executive Officer on November 1, 2001. As from December 23, 2004 he is, on an ad interim basis, also responsible for our Fixed division. From 1976 to 1988, he was President of the Airfreight division of Pakhoed Holding N.V. (Pandair Group). In 1988, he was appointed as Managing Director of PTT Post, then part of the Dutch national post and telecommunications operator, Koninklijke PTT Nederland N.V. In 1992, Mr. Scheepbouwer joined the Board of Management of Koninklijke PTT Nederland N.V. In June 1998, the mail, express and logistics activities were demerged from Koninklijke PTT Nederland N.V. and incorporated as a separate company, TPG N.V., of which Mr. Scheepbouwer became Chief Executive Officer. From June 1998 until September 9, 2001, he was a member of our Supervisory Board. He is currently Chairman of the Supervisory Board of KPN Mobile N.V.

Mr. M.H.M. Smits was appointed member of the Board of Management on August 9, 2004 and has been the Chief Financial Officer since September 11, 2004. He is former member of the Board of Management and Chief Financial Officer of Vendex KBB N.V. Before that he held various (financial) management positions at Unilever. He is currently member of the Supervisory Board of E-Plus Mobilfunk Geschäftsführungs GmbH, of the Supervisory Board of KPN Mobile N.V. and member of the Supervisory Board of the Delta Lloyd Insurance Company.

Mr. G.J.M. Demuynck was appointed member of the Board of Management on January 1, 2003 and is responsible for our Mobile division and is managing director of KPN Mobile The Netherlands. He joined our Company from Royal Philips Electronics N.V., where he had been CEO of the Consumer Electronics Division since 2000. He has been with Philips since 1976 and worked for the company in the USA as Vice-President Marketing Audio, in South Korea as the Chief Executive Officer of Philips Electronics South Korea, and in Hong Kong as General Manager Business Group Audio. He was appointed member of the Group Management Committee in April 2000 and was responsible for the Division of Consumer Electronics until December 31, 2002. He is currently Chairman of the Supervisory Board of E-Plus Mobilfunk Geschäftsführungs GmbH and Chairman of the Supervisory Board of Xantic B.V.

The business address of each of the members of the Board of Management is Maanplein 55, 2516 CK, The Hague, the Netherlands.

MANAGEMENT OF THE DIVISIONS
A managing director, who is also a member of our Board of Management, heads each of our divisions. In 2004, Mr. Demuynck headed the Mobile division and Mr. Blok headed the Fixed division. Management teams assist the managing directors. The managing director and his management team are responsible for achieving targets defined for their divisions and for organizing, managing and controlling business processes within their division. They are required to observe our codes of conduct governing such matters as financial accounting, investment decisions, cash management and internal control. The Fixed division consists of several reporting units, whereas the Mobile division primarily consists of our three mobile operators in Germany, Belgium and the Netherlands.

Managerial matters

INTERNAL RISK MANAGEMENT AND CONTROL SYSTEM
 The Board of Management is responsible for the design and operation of KPN's internal risk management and control system. In December 2004 KPN has combined the existing elements of this internal risk management and control system in a Business Control Framework. Some main elements of the Business Control Framework are:

  policies and procedures, which reporting units must comply to;

  a Code of Conduct and separate codes like a Code of Ethics for our financial management and whistleblowers procedure (please refer to 'Code of Conduct' for further information);

  periodic risk analyses of the operational and financial objectives of the company and an assessment of our internal control system;

  a planning and control cycle including monthly reviews with the CEO and CFO (please refer to 'Managerial Measures' for further information); and

  the Internal Audit department, which plays an important role in assessing the quality and effectiveness of KPN's internal risk management and control system. The Internal Audit department conducts systematic and ad hoc audits. The audit findings are discussed with management of the related reporting units. Every quarter the main findings are reported to the Board of Management and the Audit Committee.

In October 2004, we discovered irregularities regarding discounts provided to certain business customers of our Fixed division. The Audit Committee took immediate action and started an independent investigation that was conducted by an external counsel. In December 2004 the investigation into the appropriateness of these discounts was concluded. The investigation confirmed our initial assessment of the scope of services, market segments and amounts involved. We instituted a tightening up of our compliance procedures, including the introduction of a program to improve employees' awareness of the increasingly complex legal restrictions governing commercial activities and new guidelines designed to avoid the risk of future regulatory breaches. For further information, including with respect to measures we have instituted to enhance our internal controls, please see 'Operating Results–Segmental Results of Operation–Fixed Division–Discounts Investigation'.

Our internal risk management and control system cannot provide absolute assurance, but aims at a reasonable level of assurance, that realization of objectives is monitored, the financial reporting is reliable and where relevant applicable laws and regulations are complied to. Notwithstanding the above mentioned irregularities regarding discounts, the Board of Management, to the best of its knowledge and belief, is of the opinion, that our internal risk management and control systems provide a reasonable level of assurance that they are adequate and have operated effectively in the year 2004.

In 2005, the internal control framework will be further sharpened to comply with the US Sarbanes Oxley Act. The aforementioned statement by the Board of Management does not imply a statement regarding the adequacy and effectiveness of KPN's internal controls over financial reporting as required by the Sarbanes-Oxley Act section 404.

Our internal risk management and control system was discussed in the Audit Committee and Supervisory Board.

CONTROLS AND PROCEDURES STATEMENT UNDER THE SARBANES-OXLEY ACT
As discussed under the headings 'Ongoing impact of the US Sarbanes-Oxley Act' and 'Internal risk management and Control system', the Company has undertaken a significant project to improve the adequacy and effectiveness of its internal controls over financial reporting and the documentary evidence thereof in preparation for compliance with requirements of section 404 of the Sarbanes-Oxley Act of 2002.  The scope of this project includes assessment of and, where necessary, strengthening the Company’s policies, procedures, systems and personnel with respect to financial reporting under both Dutch and US GAAP.  While in the process of strengthening internal controls over reporting of information on US GAAP during the year ended December 31, 2004, the Company noted and remedied a weakness with regards to controls over accounting for currency translation differences relating to foreign investments. The adjustment had no impact on the Company's shareholders equity, cash flow and operating results. As discussed in the notes to the financial statements under the heading 'Information Under US GAAP', certain information as of and for the years ended December 31, 2002 and 2003, contained therein, has been restated for the correction of an error resulting from the weakness prior to being remedied.

We also refer to the changes in internal controls related to the investigation into discounting practices in the paragraph 'Internal Risk Management and Control System'.

As of the end of the period covered by this report, the Company's management (with the participation of its Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to section 302 of the Sarbanes-Oxley Act and Rule 13a–15 promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act) of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

A Disclosure Committee, established in January 2003, evaluates disclosure and internal control procedures to ensure that relevant information on the Company is brought to the attention of the Board of Management. This Committee also examines reports that are to be issued externally to ensure that they are correct, timely and complete. The Disclosure Committee advises the Board of Management. This committee consists of the directors of Corporate Control, Corporate Treasury & Risk Management, Corporate Legal, Corporate Communications and Investor Relations, the Secretary to the Board of Management and the finance directors of the Fixed division and Mobile division. The committee met on 13 occasions in 2004 and reviewed our disclosure controls and procedures, our internal controls and procedures and our public disclosures.

AUDITOR
Our external auditor is responsible for auditing the Financial Statements. Upon proposal by the Board of Management and the Supervisory Board, the General Meeting of Shareholders appoints the auditor to audit the Financial Statements of a financial year. The external auditor reports to our Supervisory Board and Board of Management. The external auditor is present at the meetings of the Audit Committee and the Supervisory Board when our quarterly and annual results are being discussed. In 2003, our procedures to ensure the independence of the external auditor were made more robust with the renewal of the by-laws of the Audit Committee.

At the request of the Board of Management and the Audit Committee, the Internal Audit department reviews in advance each service to be provided by the auditor to identify any possible breaches of the auditor’s independence. Final approval of every engagement of external auditors is made by the Audit Committee.

In 2004 and 2003, total fees from PricewaterhouseCoopers, our external auditor, amounted to:

Amounts in millions of euro	2004	2003
Audit fees	10.4	8.4
Audit-related fees	10.8	4.4
Tax fees	0.3	1.0
All other fees	0.2	0.2
Total	21.7	14.0

The audit fees include the aggregate fees billed in each of 2004 and 2003 for professional services rendered for the audit of our annual Financial Statements and annual statutory Financial Statements of subsidiaries or services that are normally provided by the auditor in connection with the audits and regulatory filings or engagements for those financial years. The audit-related fees include the aggregate fees billed in each of 2004 and 2003 for assurance and related services that are reasonably related to the performance of the audit or review of our Financial Statements and are not reported under audit services. This includes advice with regard to the IFRS conversion and services related to Sarbanes-Oxley and revenue assurance projects. The tax fees mainly relate to tax compliance services. Other fees relate to permitted services not included in the above categories.

Code of conduct

CODE OF CONDUCT
 We introduced a Code of Conduct in 2001 and revised it during 2003 and 2004. We adopted a new code during 2004 and will communicate the new code widely in 2005. The code sets out our standards and values. We are conscious of our social and ethical responsibilities and we wish to ensure that work practices across the Company are in strict compliance with the law and consistent with social and ethical norms. Our key values are: personal, trust and simplicity. We can be held accountable for our performance in this regard by all of our stakeholders (customers, shareholders, employees, business associates, competitors, environmental organizations, international business relations and the community in the widest sense). The Code of Conduct is available on our website.

SEPARATE CODES
To translate the Code of Conduct into practical terms for employees, we have introduced in recent years a number of separate codes to clarify our rules in various areas of our operations. These area-specific codes set rules for our employees with respect to (i) the use of information regarding our Company; (ii) the use of information and communication tools provided to our employees; (iii) the use of Company property; (iv) additional functions outside our Company; (v) business transactions and business gifts; (vi) information about customers; and (vii) relationships with competitors. We have also adopted rules to prevent insider trading. In 2002 and 2003, we introduced a Code of Ethics for our financial management and a whistleblower policy, respectively. The Code of Ethics for the financial management sets rules to warrant the integrity of our financial management. It applies to our Chief Executive Officer, Chief Financial Officer, the director of our Corporate Control Department and all other financial managers. We did not grant any waivers in 2004 under this code. In the spring of 2003, we implemented a whistleblower policy. Pursuant to this policy, employees can report questionable accounting or auditing matters or fraud to the Chairman of the Audit Committee. Any reports or complaints by employees under this code will be dealt with in strictest confidence and investigated promptly by management or the Chairman of the Audit Committee, as the case may be. We will communicate the updated Code of Conduct and the separate codes widely among our employees in 2005 in order to further increase awareness of these rules.

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

We check employee awareness of the code each year as part of the Annual Employee Satisfaction Survey. In 2003, our Mobile division introduced a program to further increase awareness of compliance with competition law. This program will be extended to 2005 to the rest of our Company.

Shareholders’ rights

SHARE CAPITAL
Our authorized capital stock totals EUR 1,920,000,000, divided into 4 billion ordinary shares of EUR 0.24 each, one special share of EUR 0.48 and 3,999,999,998 Class B preferred shares of EUR 0.24. As of December 31, 2004, a total of 2,329,399,968 ordinary shares had been issued, plus the special share. The State of the Netherlands holds the special share. The ordinary shares and Class B preferred shares carry the right to cast one vote each; the special share carries the right to cast two votes. For a description of the preferred shares, please refer to the section titled 'Foundation for the Protection of KPN'. The ordinary shares are registered or payable to bearer. Shareholders may request the Company to convert their bearer shares to ordinary registered shares, and vice versa. The special share is registered. The General Meeting of Shareholders has authorized the Board of Management to issue new shares. The present authorization of the Board of Management is valid until October 15, 2005. The Board of Management is authorized to issue new shares up to 10% of the issued share capital at the time of issue, plus an additional 10% to finance a merger or takeover. The Board of Management is also authorized to issue all non-issued Class B preferred shares in the event of a hostile take-over bid. A resolution to issue shares always requires the approval of the Supervisory Board and the holder of the special share. Under Dutch law, the holders of ordinary shares generally have a priority right on the issue of new ordinary shares. The General Meeting of Shareholders has authorized the Board of Management to restrict or exclude this priority right. Such resolution requires the approval of the Supervisory Board and the holder of the special share. This present authorization expires on October 15, 2005.

PURCHASE OF SHARES IN THE COMPANY’S OWN CAPITAL
The shareholders have authorized our Board of Management (until October 15, 2005) to purchase shares in the Company's own capital at a price of not less than EUR 0.01 and not more than the stock market price plus 10%. The stock market price is defined as the average of the closing prices in the five days of trading preceding the date of purchase. Any such purchase requires the approval of the Supervisory Board. If the purchase amounts to more than 1% of the total number of issued shares, the resolution also is subject to the approval of the holder of the special share. Votes may not be cast on purchased shares and they do not count towards determining the number of votes required at a General Meeting of Shareholders. However, purchased shares do carry a right to dividends. We may only purchase shares in our own capital if the shares are fully paid-up and the distributable part of the shareholders' equity is at least equal to the purchase price. We may not acquire or hold more shares with an aggregate nominal value exceeding 10% of our issued capital. During 2004 we purchased 169,280,506 (including 5,499,505 treasury shares) shares of which 161,596,876 shares were cancelled and 894,631 shares were settled in January 2005.

ISSUER PURCHASE OF EQUITY SECURITIES
Period	Total number of shares purchased	Average price paid per share in euro1)	Number of shares purchased as part of publicly announced plans or programs	Maximum amount in euro in millions of shares that may yet be purchased under the plans or programs
March 2004 112) – 31 March	45,725,000	6.32	45,725,000	211
April 2004	0	n.a.	0	211
May 20043) 10 – 28 May	29,875,000	6.01	25,897,912	55
June 20043), 4) 1 – 29 June	10,526,570	6.13	9,004,153	1,000
July 2004	0	n.a.	0	1,000
August 2004 9 – 31 August	36,135,000	6.17	36,135,000	777
September 2004 1 – 29 September	44,834,811	6.18	44,834,811	500
October 2004	0	n.a.	0	500
November 2004	0	n.a.	0	500
December 2004 23 – 30 December	2,184,125	7.02	2,184,125	485
Subtotal purchased	169,280,506	6.19	163,781,001	485
Settled in January 2005	–894,631	7.01	–894,631	6
Total settled in 2004	168,385,875	6.19	162,886,370	491

1) Price paid on trade date, not settlement date
2) On March 11, 2004 we announced a share repurchase program for an initial amount of up to EUR 500 million, which was completed via open market repurchases at the end of the second quarter of 2004
3) During the first share repurchase program we also repurchased via open market repurchases an amount of EUR 33 million worth of our own shares to cover exposure related to share option plans
4) On June 28, 2004 we announced a second share repurchase program for an amount of up to EUR 1 billion. We completed EUR 516 million at the end of 2004 via open market repurchases, of which EUR 509 million settled in 2004. We intend to complete the remainder of this program after the closed period which ends on the first of March 2005.

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

All resolutions at a General Meeting of Shareholders are passed on a simple majority of votes, with the provision that a majority of at least two-thirds of the votes cast is required for resolutions to reduce capital or restrict or exclude priority rights, or to designate a Company body with authority to do so, if proposed at the meeting at which less than half the issued capital is represented. Some resolutions additionally require the approval of the holder of the special share.

ADOPTION OF FINANCIAL STATEMENTS AND DISCHARGE OF RESPONSIBILITY
Within five months of the end of every fiscal year, the Board of Management must prepare the Financial Statements accompanied by an Annual Report. The General Meeting of Shareholders may extend this period to a maximum of six months in exceptional circumstances. The Financial Statements are submitted to the Supervisory Board for approval. The Supervisory Board submits the approved Financial Statements to the General Meeting of Shareholders for adoption together with the Annual Report for discussion. At the same time, the Supervisory Board submits the approved Financial Statements to the Central Works Council. Adoption of the Financial Statements does not automatically discharge the Board of Management or the Supervisory Board from liability. This requires a separate resolution by the General Meeting of Shareholders.

DIVIDENDS
Under the Articles of Association, the special share and Class B preferred shares carry preferred dividend rights. After approval by the Supervisory Board, the Board of Management determines how much of the remaining profit will be paid out as dividend on ordinary shares. The Board of Management, with the approval of the Supervisory Board, may also allocate the complete profit to reserves. In addition, the Board of Management may, subject to approval by the Supervisory Board and the holder of the special share, decide to pay out the entire dividend on ordinary shares in shares instead of in cash. Subject to Supervisory Board approval and certain legal requirements, the Board of Management may decide to pay out interim dividends on ordinary shares. Please refer to the section titled 'Information on the KPN share – Dividend Policy' for more information.

AMENDMENT OF THE ARTICLES OF ASSOCIATION; DISSOLUTION; LEGAL MERGER; DEMERGER; REDUCTION OF CAPITAL
The General Meeting of Shareholders may pass resolutions to effect a merger, split-up or dissolution of the Company or amend its Articles of Association only upon a proposal by the Board of Management. The Supervisory Board must approve such a proposal. An absolute majority is required to adopt such a shareholders' resolution. The shareholders' resolution must be approved by the holder of our special share in case of a merger, split-up, or dissolution and certain amendments to our Articles of Association.

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

Title of class	Identity of person or group	At February 25, 2005	At December 31, 2004	At December 31, 2003	At December 31, 2002
Ordinary shares	The State of the Netherlands	331,966,893 (14.25%)	481,966,893 (20.7%)	481,966,893 (19.3%)	781,966,893 (31.39%)
Ordinary shares	Current members of our Board of Management and our Supervisory Board	Less than 0.01%	Less than 0.01%	Less than 0.01%	Less than 0.01%
Special share	The State of the Netherlands	1 (100%)	1 (100%)	1 (100%)	1 (100%)

As of December 31, 2004, 58 ADR record holders held 7,858,616 ordinary shares in the form of American Depository Shares representing 0.34% of our outstanding ordinary shares.

As of December 31, 2004, 26% of our outstanding ordinary shares was held by Dutch investors, including the State of the Netherlands (15% of the free float, i.e. disregarding the shares held by the State of the Netherlands). These shares were held by 15 registered shareholders and approximately 223,359 unregistered shareholders.

THE STATE OF THE NETHERLANDS
The State of the Netherlands, referred to hereinafter as the State, represented by the Ministry of Finance, is a large shareholder in our Company. The shareholding of the State slightly increased during 2004 as a result of the cancellation of shares we previously purchased. On January 19, 2005, the State announced that it had sold 150 million shares in a block trade to Lehman Brothers Bank thereby reducing its shareholding in our Company to 14.25%. The State still holds the special share that carries the right to approve resolutions causing fundamental changes to the structure of the KPN group and certain additional rights. As part of our initial public offering in 1994, the State undertook not to exercise, not even in part, its special share privileges to protect our Company from undesirable shareholder influence. Following amendment of the Enabling Act in 2001, the State gave an undertaking to exercise the rights attached to the special share only to protect its financial interest as a shareholder. At that time, the State announced its intention to retain the rights attached to the special share until such time as its capital interest in our Company is substantially reduced. The State has announced that it intends to sell the remainder of its KPN shares, subject to market conditions.

Based on the judgments of the Court of Justice of the European Communities regarding golden shares, the European Commission has summoned the State before the European Court of Justice regarding the State's special share in us. The European Commission believes that the special rights are contrary to the free movement of capital laid down in Article 56 of the EC Treaty and the right of establishment in Article 43. The State believes that the special share is an ordinary instrument of corporate law and that its rights are not contrary to the free movement of capital.

The State may not transfer or encumber the special share without the approval of the Board of Management and the Supervisory Board. The following resolutions require approval of the holder of the special share:

  resolutions to issue shares and/or restrict or exclude preemptive rights;

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

  resolutions of our Board of Management mentioned in article 25.3.a of our Articles of Association, i.e. to exercise the right to vote on shares in KPN Telecom B.V. with respect to a proposal to dissolve KPN Telecom B.V., a legal merger or demerger (splitting up) of KPN Telecom B.V., acquisition of our own shares by KPN Telecom B.V., amendment of the Articles of Association of KPN Telecom B.V. relating to the competence of the General Meeting of Shareholders concerning any of the aforementioned three subjects and resolutions of our Board of Management to make capital expenditures which would reduce our shareholders' equity below 30% of our total capital according to our Consolidated Balance Sheet;

  resolutions of our Board of Management to pay all or part of the dividends declared in respect of our ordinary shares in shares rather than in cash;

  proposals of our Board of Management to charge distributions to holders of ordinary shares to the distributable part of Shareholders' equity; and

  resolutions of the General Meeting of Shareholders or of our Board of Management to: enter into a legal merger or demerger; dissolve the Company; amend our Articles of Association if the amendment concerns, among other things: our corporate purpose insofar as it relates to carrying out the concessions or licenses (Article 4); our authorized capital and the classes of shares in so far as it relates to the creation of a new class of shares or profit sharing certificates or other corporate rights which entitle the holder to the result and/or the capital of the Company or to the cancellation of the special share or the preference shares B (Article 5); distributions in shares or distributions charged to our reserves in so far as it relates to the approval of the holder of the special share (Article 36); the transfer of the special share (Article 17); any amendments which are prejudicial or detrimental to or incompatible with the statutory rights attached to the special share, such as the approval rights listed above; and Article 47, paragraph 2, in which these amendments requiring the approval of the holder of our special share are listed.

Since 1993, the State and we are party to a Heads of Agreement, subsequently amended by several agreements (in the form of letters). Under this agreement (and within the boundaries of the law), the State is required to co-ordinate with us any sale of its shareholding in our Company. The agreement also regulates the principles under which the State, as holder of the special share, must approve any issuance by us of (preference) shares. Lastly, the agreement requires the State to support any proposal to our General Meeting of Shareholder to authorize our Board of Management to issue new shares. An overview of these arrangements is available in the Dutch language on our website.

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

THE FOUNDATION FOR THE PROTECTION OF KPN (STICHTING BESCHERMING KPN)
The Foundation for the Protection of KPN (the 'Foundation') was organized to care for our interests and those of other interested parties, such as shareholders and employees, by, among other things, protecting us from influences that may threaten our continuity, independence and identity. The independent members of the Board of the Foundation are Professor S.C.J.J. Kortmann (Chairman), Professor P. Bouw, Mr. H. Zwarts MBA and Mr. J. den Hoed RA. The Chairman of our Supervisory Board, Mr. A.H.J. Risseeuw, is also a member of the Board of the Foundation. Our Board of Management and the members of the Board of the Foundation share the view that the Foundation is independent from us in accordance with Appendix X to the Listing and Issuing Rules of the Stock Exchange of Amsterdam.

We have a put option to place with the Foundation a number of our Class B preference shares, which have the same voting rights as ordinary shares, not exceeding the total issued share capital before such issue, or, subject to prior approval by the General Meeting of Shareholders, such larger number as the parties may agree. In addition, the Foundation has a call option to acquire a number of Class B preference shares from us not exceeding the total issued amount of ordinary shares and the special share, minus one share and minus any shares already issued to the Foundation. Upon exercise of the option, only 25% of the nominal value of EUR 0.24 per Class B preference share needs to be paid. The remainder, amounting to EUR 0.18, is payable on call by resolution of our Board of Management, subject to the approval of the Supervisory Board. We anticipate not exercising our put option other than to temporarily protect our Company against a hostile take-over bid. We believe that the put option is a useful instrument to enable our management to carefully consider any such offer and potential alternatives. We intend to discuss the offer and potential alternatives with the general meeting of shareholders in order to fully comprehend the considerations of the shareholders. We also intend to submit the offer and/or the potential alternatives for approval to the general meeting as we believe that management alone should not decide on the future of our Company.

Back to content

REMUNERATION REPORT

Introduction

The Remuneration & Organization Development Committee (‘the Committee’) of the Supervisory Board ensures that Koninklijke KPN’s (‘the Company’) remuneration policy and practices are competitive and reflect the long-term interests of KPN shareholders. The Company’s remuneration policy is consistent with the Dutch Corporate Governance Code (‘the Code’), legal requirements, and best practices in the Netherlands.

The Committee has four members: D.I. Jager (Chairman), V. Halberstadt, M.E. van Lier Lels, and A.H.J. Risseeuw. The Company’s Director of Human Resources acts as secretary to the Committee.

The Committee meets several times each year to review KPN’s remuneration policy. When appropriate, it proposes changes to the full Supervisory Board for adoption by Shareholders. In 2004, the committee met five times and discussed a number of important remuneration issues, including:

  the 2003 Remuneration Report;
  options and bonuses provided to the Chairman and members of the Board of Management related to 2003;
  option and bonus plans for 2004;
  the succession of Mr. Roobol by Mr. Blok;
  the potential adjustment of individual remuneration packages and pension plans in 2005; and
  the Potential Performance Matrix of the direct reports of the Board of Management, to ensure the Company has a progressive personnel inventory system.

Changes to the remuneration policy, on which the Central Works Council (‘COR’) gave its opinion, were adopted by the Annual General Meeting of Shareholders (‘AGM’) in 2004. There will be no changes to the remuneration policy in 2005 and therefore the 2004 AGM approval will continue to be in effect.

This annual report, which complies with the Code, describes the Company’s remuneration policy as applied in 2004 and provides an overview of the remuneration policy planned for the next financial year and consecutive years. It has three sections:

  a summary of KPN’s 2004 remuneration policy and structure for the Board of Management, along with audited tables that provide details on all remuneration received per individual;

  a summary of remuneration received by the Supervisory Board; and

  an overview of KPN remuneration policy elements that may be reviewed in 2005.

This Remuneration Report, as part of the Annual Report, is published on the Company’s website.

Remuneration Policy 2004

The Company’s remuneration policy is designed to ensure that KPN can attract, motivate and retain highly qualified executives who are critical to the Company’s long-term success. The goals, principles and practices outlined in this report are the same for all members of KPN's top management. The policy is based on three simple principles: pay competitively, pay for performance, and ALIGN remuneration with individual responsibility, experience and performance.

  Pay competitively. We benchmark remuneration levels against a peer group that includes European telecom operators and IT companies as well as AEX-listed companies. The complexity and size of these benchmark companies are taken into account and made comparable to KPN’s size and complexity through a methodology commonly used by independent remuneration experts (the list of companies is included below under ‘Labor market peer group’);

  Pay for performance. We place greater emphasis on long-term incentives to reinforce the Company’s long-term value-creation strategy. In 2004, 67% of the CEO’s total remuneration and 55% of remuneration for other Board of Management members was tied to long-term value creation; and

  Align remuneration with individual responsibility, experience and performance. Unique remuneration packages are designed for each member of the Board of Management. Each individual’s total remuneration reflects the size and complexity of businesses for which he or she is responsible, as well as the individual’s personal experience and performance.

Executive remuneration

The table below shows that our remuneration to current and former Members of the Board of Management in 2004 totaled EUR 5,539,501 compared to EUR 5,638,663 in 2003. In 2002, this was EUR 10,564,527.

EXECUTIVE REMUNERATION 2004 AND 2003

Name and position	Year	Annual compensation		Severance payments	Pension contribution	Total	Stock options
		Salary 1)	Bonus paid
A.J. Scheepbouwer Chairman of the Board	2004	1,003,236	637,500	-	18,025	1,658,761	310,078
	2003	853,258	1,613,500	-	18,025	2,484,783	319,865
M.H.M. Smits 2) CFO	2004	169,372	-	-	35,537	204,909	42,708
	2003	-	-	-	-	-	-
G.J.M. Demuynck Member	2004	455,555	450,000	-	205,768	1,111,323	110,635
	2003	454,048	-	-	122,618	576,666	195,000
Total current members	2004	1,628,163	1,087,500	-	259,330	2,974,993	463,421
	2003	1,307,306	1,613,500	-	140,643	3,061,449	514,865
J.M. Henderson 3) Former CFO	2004	412,236	337,500	409,000	188,960	1,347,696	-
	2003	354,048	525,000	-	195,561	1,074,609	45,000
E. Blok 4) Former Member	2004	280,140	79,700	-	62,274	422,114	98,342
	2003	-	-	-	-	-	12,000
L. Roobol 5) Former Member	2004	379,984	262,500	-	152,214	794,698	-
	2003	354,048	525,000	-	148,534	1,027,582	45,000
M. Pieters Former Member	2004	-	-	-	-	-	-
	2003	-	388,500	-	86,523	475,023	-
Total former members	2004	1,072,360	679,700	409,000	403,448	2,564,508	98,342
	2003	708,096	1,438,500	-	430,618	2,577,214	102,000
Grand Total	2004	2,700,523	1,767,200	409,000	662,778	5,539,501	561,763
	2003	2,015,402	3,052,000	-	571,261	5,638,663	616,865

  Salary reflects a 15% reduction in 2003 as part of a social contract. Restored in January 2004.

  Mr. Smits joined the Company and the Board of Management on August 9, 2004.

  Mr. Henderson was CFO up to September 11, 2004, his employment contract ended December 31, 2004; he was succeeded by Mr. Smits.

  Mr. Blok joined the Board of Management on April 15, 2004 and resigned from the Board on December 23, 2004.

  Mr. Roobol resigned from the Board of Management on November 10, 2003 for health reasons. His employment contract ended November 30, 2004.

For stock options granted to the Board of Management, please see the table 'Long-term incentives: stock options 2004’.

Base salary 2004

The Company reversed the 15% salary reductions implemented in 2002, as agreed in the 2002-2003 Social Contract. Otherwise, there were no base salary increases in 2004.

Short-term incentive: bonus 2004

Target and maximum bonus levels for the members of the Board of Management were decreased in 2004, as part of the Company’s strategic shift from short-term performance towards longer-term value creation.

On January 1, 2004, the CEO waived his right to receive a guaranteed bonus of EUR 500,000. The CEO receives a target bonus opportunity equal to 100% of base salary, and at maximum performance, 150% of base salary. For the other members of the Board of Management, the target bonus is equal to 60% of base salary, and the maximum bonus is 100% of base salary. The targets ensure that bonus remuneration reflects actual performance:

  if performance is below the threshold, there is no pay-out;

  if performance is on target, the pay-out is at the target level;

  if performance is between minimum and maximum target levels, a linear formula is used to determine the appropriate proportional pay-out; and

  if maximum performance is achieved, the bonus is at a maximum (capped) level.

The short-term bonus is linked to a combination of performance measures at corporate and divisional levels. At the corporate level, revenues and profit before tax is used. At divisional level, customer satisfaction is used for the Fixed Division and market share is used for the Mobile Division. The divisional performance measure applied depends on each Board member’s specific responsibilities, typically on a 50/50 basis of division versus corporate results, but determined each year by the Supervisory Board. For the CEO and CFO, both divisional measures are applied.

The definitions of these measures did not change in 2004. Net income before taxes is based on the audited Consolidated Financial Statements. Customer satisfaction is based on independent surveys. Market share is based on publicly available information together with the Company’s own records and calculations. KPN considers these measures adequate. They are solid indicators of the Company’s financial health, and consistent performance in these areas builds the strongest foundation for future success.

The Supervisory Board ensures each year that the targets set are quantifiable and stretching but realistic. Specific performance targets cannot be disclosed due to their commercially sensitive nature.

Long-term incentives: stock options 2004

KPN shareholders approved the Company’s stock option plan at the Annual General Meeting on April 15, 2004. The new, conditional long-term incentive stock option plan replaced the previous unconditional plan, reflecting the Company’s focus on long-term sustainable value creation and requirements by the Dutch Corporate Governance Code to link variable pay to measurable performance.

The option grant in 2004 was based on a target level equal to 60% of base salary for members of the Board of Management and 106% of base salary for the CEO. These levels were established using the Black&Scholes valuation method1) and an estimate (based on historical performance) of the likelihood that KPN will reach the TSR ranking necessary for target pay-outs. Options vest in three years and expire in eight years, except for the options of the CEO, which expire after 5 years.

1) As per 2005, the Black&Scholes model will be replaced by the Binomial valuation model for comparative reasons, as external remuneration surveys - following many companies to convert to IFRS - will increasingly report long-term incentive values on this basis. The change in valuation models will most probably not have a significant impact on the option grant.

Conditionally granted stock options, which vest after three years, pay out only if the Company achieves certain levels of Total Shareholder Return (stock appreciation plus dividend pay-out) relative to a peer group of telecommunications companies with which we compete for shareholder investment. The companies in the peer group have not changed during 2004. The list of companies is included below under ‘Relative total shareholder return peer group´.

The vesting of performance stock options is based on KPN’s ranking among peer companies at the end of the performance period. The following vesting schedule is applied to performance options:

Position	Vesting %
Position 16 to 13	No vesting takes place
Position 12 to 9	50% of the options vest
Position 8 to 5	100% of the options vest
Position 4 to 1	200% of the options vest

The table below shows the options granted in 2004 to members of the Board of Management. The actual grant took place the day after the AGM (April 15, 2004). Please note that options referred to below are also included in the table with the total overview of the options granted. Options issued in 2004 carry an entitlement to one KPN share.

	Number of options granted in 2004	% of total options granted in 2004	Exercise price in euro	Granting date	Expiration date
A.J. Scheepbouwer 1)	310,078	6%	6.45	04-16-04	04-15-09
M.H.M. Smits 1) 2)	42,708	1%	6.07	08-09-04	08-08-12
G.J.M. Demuynck 1) 2)	110,635	2%	6.45	04-16-04	04-15-12
E. Blok 1) 2)	98,342	2%	6.45	04-16-04	04-15-12

  The exercise price of the options equals 100% of the market value on the grant date.

  These options are performance related; the numbers mentioned are on the basis of 100% vesting. As contractually agreed at the time of appointment, the stock options for the CEO are not linked to performance. This was disclosed in 2003 and approved by shareholders in 2004.

The following table summarizes information about options exercised by members of the Board of Management during 2004, and unexercised options currently held by them:

	Year of issue	Number of underlying unexercised options	Number of exercisable options 1)	Value of exercisable options in euro 2)	Options exercised during the year	Number of unexercisable options	Granting date	Expiry date	Exercise price in euro
A.J.Scheepbouwer	2004	310,078	310,078	167,442	-	-	04-16-04	04-15-09	6.45
	2003	319,865	319,865	335,858	-	-	05-13-03	05-12-08	5.94
	2002	385,356	385,356	192,678	-	-	04-26-02	04-25-07	6.49
	2001	-	-	-	1,567,398	-	09-13-01	09-12-06	3.99
Total		1,015,299	1,015,299	695,978	1,567,398	-
M.H.M. Smits	2004	42,708	-	-	-	42,708	08-09-04	08-08-12	6.07
Total		42,708	-	-	-	42,708

G.J.M. Demuynck	2004	110,635	-	-	-	110,635	04-16-04	04-15-12	6.45
	2003	150,000	150,000	-	-	-	01-02-03	01-01-08	7.79
	2003	45,000	45,000	47,250	-	-	05-13-03	05-12-08	5.94
Total		305,635	195,000	47,250	-	110,635
J.M. Henderson 3)	2001	-	-	-	150,000	-	12-10-01	12-09-06	6.34
E. Blok	2004	98,342	-	-	-	98,342	04-16-04	04-15-12	6.45
	2003	12,000	12,000	12,600	-	-	05-13-03	05-12-08	5.94
	2002	12,000	12,000	6,000	-	-	04-26-02	04-25-07	6.49
	2001	50,000	50,000	32,500	-	-	12-10-01	12-09-06	6.34
									14.71 (ATM)
	2001	11,800	11,800	-	-	-	05-03-01	05-02-06	18.40 (OTM)
	2000	7,500	7,500	-	-	-	04-28-00	04-27-05	71.84
Total		191,642	93,300	51,100	150,000	98,342

  Refer to the Notes to the Financial Statements for a description of the option plans.

  The value of the exercisable options has been calculated as the number of the options times the difference between the closing share price as of December 31, 2004 and the exercise price of the options.

  At December 31, 2004, 155,000 options have been cancelled.

Pension 2004

There have been no changes to the current pension plan, which was approved by the Annual General Meeting of Shareholders in 2004 as part of the remuneration policy.

Members of the Board of Management and all other senior managers have essentially the same pension structure. Pensions are administered by our pension fund, the Stichting Ondernemingspensioenfonds KPN.

The CEO receives a pension based on a final pay structure with the following characteristics:

  retirement age is 65;

  attainable pension equals 70% of last pensionable earnings; and

  early retirement provision at age 62. As contractually agreed, on retirement before reaching 65, he will receive compensation of EUR 2.5 million if he leaves the Company at 62. For every additional month he remains with the Company, the compensation will be reduced by 1/36th of this amount.

The other members of the Board of Management are participants in the hybrid pension plan, which combines a base career-average component with a supplementary defined-contribution component. The following summarizes the main provisions of the plan:

  indexed career-average module up to a maximum salary level of EUR 45,378 and age-related defined- contribution module for salary levels above EUR 45,378;

  the offset applied to integrate with State benefits equals EUR 12,368;

  the annual accrual rate in the career average module equals 2%;

  normal retirement age is 62;

  pensionable earnings consist of base salary, vacation allowance and the variable short-term bonus (maximized at 70% of base salary);

  career-average bridging pension between retirement age and age 65. Annual accrual rate of 2% of offset (EUR 12,368); and

  spouse’s pension is insured on a risk premium basis. At retirement, the employee will need to convert part of the accrued retirement benefit to a post-retirement spouse’s benefit if desired.

The committee has reviewed current pension arrangements, comparing benefit levels and costs against those applicable within our Dutch peer group. It is our opinion, based on objective criteria, that KPN’s pension-plan benefits for the Board of Management do not exceed the market norm. The methodology adopted by KPN reduces company exposure and distributes risk between employer and employee. We also believe that current market-place trends will lead an increasing number of Dutch companies to adopt similar pension plan designs.

Loans 2004

Until May 2001, the Company provided loans to members of the Board of Management to finance the tax due on unconditional option grants. Since 2001, it is Company policy not to provide any loans to the members of the Board of Management. Furthermore, the remuneration policy does not allow for the waiver of any loan.

The loans outstanding to members and former members of the Board of Management are as follows:

Amounts in euro	Interest rate	December 31, 2004	Redemptions	December 31, 2003
J.M. Henderson	0%	-	44,400	44,400
E. Blok	0%	13,946	17,408	31,354
L. Roobol	0%	-	90,506	90,506

Employment Contracts

Term of employment
The CEO and other Board of Management members have entered into employment contracts for an indefinite period of time. Newly appointed members of the Board of Management are also offered an employment contract for an indefinite period of time. The employment contract ends at the date of retirement or by notice of either party.

Term of appointment
The CEO and other Board of Management members who were appointed prior to the publication of the Dutch Corporate Governance Code are appointed for an indefinite period. Messrs. Blok and Smits, who were appointed on April 15, 2004 are appointed for a period of four years and are subject to reappointment by the Annual Meeting of Shareholders after this period. Mr. Blok resigned from the Board on December 23, 2004. This policy is consistent with the Dutch Corporate Governance Code and will be applied for all new Board members.
Notice period
Current members of the Board of Management must provide a three-month notice if they choose to leave the Company. The Company must provide six-months notice when terminating a Board of Management member’s employment.
Severance arrangements
Severance payments for the CEO and members of the Board of Management are ALIGNed with the Dutch Corporate Governance Code and are limited to one year’s base salary. Two years’ base salary can be awarded for dismissal during the first term of office if the one-year award is considered to be unreasonable. In 2004, the Company provided a severance payment of one year’s salary to Mr. Henderson, consistent with this policy.

Stock ownership 2004

The tables below show the shares held by current members of our Supervisory Board and Board of Management.

SUPERVISORY BOARD

Number of KPN shares	December 31, 2004	December 31, 2003
A.H.J. Risseeuw	34,101	34,101
D.G. Eustace	-	-
M. Bischoff	-	-
V. Halberstadt	-	-
D.I. Jager	30,000	22,000
M.E. van Lier Lels	-	1,203
J.B.M. Streppel	-	-
Total	64,101	57,304

BOARD OF MANAGEMENT

Number of KPN shares	December 31, 2004	December 31, 2003
A.J. Scheepbouwer	52,147	52,147
J.M. Henderson	-	7,627
G.J.M. Demuynck	-	-
M.H.M. Smits	15,500	-
E. Blok	287	287
Total	67,934	60,061

Supervisory Board Remuneration 2004

The Committee has the formal responsibility to review, and if appropriate, recommend changes to remuneration for the Supervisory Board. Any recommended changes to Supervisory Board remuneration must be submitted to the Annual General Meeting of Shareholders for approval.

The current annual remuneration for the Chairman of the Supervisory Board is EUR 48,000. Annual remuneration for Supervisory Board members is EUR 37,000. Foreign Committee members received a fee of EUR 900 for attending Committee meetings, and Dutch Committee members received a fee of EUR 700. The Chairman of the Audit Committee received a fixed annual fee of EUR 10,000 and the other Audit Committee members received EUR 7,000.

The table below shows that remuneration paid by the Company to current and former Supervisory Board members in 2004 totaled EUR 306,120, compared to EUR 298,440 in 2003 and EUR 247,455 in 2002.

REMUNERATION OF SUPERVISORY BOARD

Amounts in euro	2004			2003
	Fixed remuneration	Committee fee	Total	Fixed remuneration	Committee fee	Total
A.H.J. Risseeuw	48,000	3,500	51,500	48,000	4,900	52,900
D.G. Eustace	37,000	10,000	47,000	37,000	10,900	47,900
M. Bischoff 1)	37,000	4,550	41,550	23,680	-	23,680
V. Halberstadt	37,000	2,800	39,800	37,000	4,900	41,900
D.I. Jager	37,000	4,500	41,500	37,000	6,300	43,300
M.E. van Lier Lels	37,000	3,770	40,770	37,000	7,280	44,280
J.B.M. Streppel 1)	37,000	7,000	44,000	23,680	4,480	28,160
Total current members	270,000	36,120	306,120	243,360	38,760	282,120
C.H. van der Hoeven 1)				13,520	2,800	16,320
Grand total	270,000	36,120	306,120	256,880	41,560	298,440

  Messrs. Bischoff and Streppel were appointed members of the Supervisory Board on May 12, 2003, the date of the 2003 Annual General Meeting. Mr. Van der Hoeven stepped down on the same date.

Shareholdings in the Company held by Supervisory Board members serve as a long-term investment in the Company and help ALIGN their interest with those of our other shareholders. No Supervisory Board member is granted stock options or shares in the Company as a form of remuneration. No stock options were held by a Supervisory Board member in the Company. As a policy, the Company does not provide loans to its Supervisory Board members.

Plans for 2005 and beyond

There will be no major changes to the remuneration policy in 2005. In 2005, the Committee will decide whether to recommend adjusting the base salaries for any individual Board member to the Supervisory Board. Any such adjustments will be consistent with the Company’s remuneration policy.

The Dutch Government has proposed changes in fiscal legislation that will remove tax relief for pension plans that fund for a retirement age prior to age 65. If enacted, this change will become effective on January 1, 2006 and will affect the KPN Pension Plan offered to the Board of Management, and the value of the total remuneration package.

The committee will review the Company’s pension structure, in the context of total remuneration value, during 2005. Overall, the emphasis of the remuneration structure will remain on variable, performance-related pay. The Supervisory Board is still considering introducing a share-based incentive structure. In any event, changes to the long-term incentive plan will be subject to shareholder approval.

The Remuneration Committee will review the Supervisory Board compensation in 2005, last adjusted in 2001. If any, remuneration proposals will be submitted to the shareholders for approval.

LABOR MARKET PEER GROUP
We benchmark KPN’s remuneration policy and levels against a peer group of European telecom operators and IT companies as well as AEX-listed companies. This peer group did not change in 2004. The combination of companies in the peer group reflects the reality that KPN’s growth strategy extends beyond the Dutch market. We want to attract and retain the most talented and experienced managers from throughout the European telecom or IT sector. At the same time, we recognize that KPN is a Dutch company headquartered in the Netherlands. Consequently, remuneration decisions also need to reflect developments at other Dutch AEX-listed companies (excluding companies active in the financial industry sector) and the positions taken by KPN’s stakeholders in the Netherlands.

The European peer group companies that made up the reference group include:

Atos Origin	LogicaCMG
Belgacom	Portugal Telecom SA
BT Group Plc	TDC A/S
Cap Gemini	Swisscom
Deutsche Telekom	Telenor Group ASA
France Télécom	TeliaSonera AB

The Dutch peer group companies include:

Akzo Nobel	Reed Elsevier
ASML Holding	Royal Ahold
Buhrmann	Royal Dutch/ Shell
DSM	Royal Philips Electronics
Getronics	TPG
Hagemeyer	Unilever
Heineken	Van der Moolen Holding
IHC Caland	VNU
LogicaCMG	Wolters Kluwer
Numico

RELATIVE TOTAL SHAREHOLDER RETURN PEER GROUP
BT Group Plc	Swisscom
Carso Global Telecom	TDC A/S
Deutsche Telekom	Telecom Italia Spa
France Télécom	Telefónica S.A.
mmO2	Telenor
Mobistar	TeliaSonera AB
NTT DoCoMo Inc.	Vodafone Group Plc
Portugal Telecom SA

The Company will be ranked on its total return to shareholders, based on the Relative Total Shareholder Return peer group. Independent external specialists will analyze KPN’s TSR performance against the peer group to determine the number of options that will vest over a three-year period. The final ranking (and thus the vesting of stock options) will be audited by the external auditor at the end of the performance period.

The peer group used for Relative Total Shareholder Return reflects the relevant competitive market in which we compete for investor preference. This peer group is different from the labor market peer group, which is used to determine remuneration levels for the CEO and members of the Board of Management.

The reference groups may change if an individual company no longer qualifies to be taken into account. Any change to the performance peer group will not make targets easier to meet.

Members of the Remuneration & Organization Development Committee:
D.I. Jager (Chairman)
V. Halberstadt
M.E. van Lier Lels
A.H.J. Risseeuw

Back to content

REPORT BY THE SUPERVISORY BOARD

Introduction

In 2004, the Supervisory Board met on nineteen occasions, of which seven were regularly scheduled meetings and the remaining twelve were interlocutory meetings (mostly by phone) on specific topics that required the urgent attention of the Supervisory Board. The vast majority of the meetings was held jointly with the Board of Management. Throughout the year, the Chairman of the Supervisory Board and individual members were in close contact with the Chief Executive Officer and the Chairman of the Audit Committee was in close contact with the Chief Financial Officer.

Activities of the Supervisory Board during 2004

In January and February, the Supervisory Board was closely involved in the negotiations with mmO2 and mandated any material steps taken by the Board of Management in that process. Furthermore, it approved the agreement reached with the Dutch tax authorities. In February, the results of the fourth quarter of 2003 were discussed and the direction of the dividend policy and financial framework of the company was approved. The 2003 annual results and the annual report, including the 302 statement, were discussed and approved in March, taking into account the findings of the Disclosure Committee. During that same meeting the Supervisory Board obtained two outside strategy views, to complement the earlier strategy sessions organized by the company itself. The Supervisory Board also received briefings about technical developments in the industry, in order to properly evaluate the consequences thereof for the strategy. In its meetings, the Supervisory Board also approved a program to buy back shares of the company. In May, the Supervisory Board discussed the results of the first quarter and than spent a large part of the meeting on strategy, in particular regarding broadband and mobile technology. In August, the results of the second quarter were discussed, and an interim dividend of EUR 0.08 per share was approved. In August and September the Supervisory Board discussed and finally approved the proposal to make an offer for the outstanding shares of SNT N.V., of which the company already owned the majority. In December, the 2005 annual plan was discussed. The Supervisory Board furthermore evaluated its performance, as well as that of the Board of Management.

Other topics discussed throughout the year were the nomination for reappointment of Mr. Eustace, the appointment of Mr. van Rooij as Company Secretary and the appointment of Mr. Blok and Mr. Smits as members of the Board of Management. Furthermore, the Supervisory Board discussed the compliance of the company with the Dutch Corporate Governance Code and brought the terms of reference of its committees in stricter compliance with this Code.

In October, the Supervisory Board was informed of possible irregularities in discounts that had been provided to certain customers in the business segment, that did not appear to be permitted under the terms of the tariff regime of the Dutch telecom regulator, OPTA. Upon this notification the Audit Committee launched an independent investigation into the matter, for which it retained outside legal counsel (which, in its turn, retained an independent forensic accountant). During the investigation, the Audit Committee was regularly updated by the legal counsel, and gave periodic interim reports to the Supervisory Board. In December, the investigation was finalized, confirming the scope, market segment and amount of discounts involved. Following the investigation, KPN has instituted a tightening up of its compliance procedures, including the introduction of a program to improve employees' awareness about the increasingly complex legal restrictions governing their commercial activities and new guidelines designed to avoid the risk of future regulatory breaches. As a consequence of the investigation, Mr. Blok resigned from the Board of Management. Furthermore, a special committee was set up to investigate whether additional measures would be necessary.

Committees of the Supervisory Board

The Supervisory Board had three Committees in 2004: the Audit Committee, the Remuneration & Organization Development Committee and the Nominating & Corporate Governance Committee. More information on the tasks of these committees is provided in the chapter titled 'Corporate governance'. All three Committees met separately throughout the year.

AUDIT COMMITTEE
The Audit Committee consisted in 2004 of three Supervisory Board Members, Mr. Eustace (Chairman), Mr. Bischoff and Mr. Streppel. In 2004, the Audit Committee held eleven meetings. During those meetings, the Audit Committee reviewed and discussed the 2003 annual results, annual report and Form 20-F including the report of the Disclosure Committee, as well as the quarterly results, the financial position, budgets and projections, and the quarterly reports of the internal and the external auditor. The internal control framework and risks were discussed as well. In addition, the progress on implementation of the Sarbanes Oxley Act and IFRS was monitored throughout the year. The financial framework of the company was discussed extensively. The Committee updated its Charter to the requirements of the Dutch Corporate Governance Code and Dutch Company Law. All major conclusions of the Audit Committee were reported to the Supervisory Board. The Committee had a separate meeting with PricewaterhouseCoopers and met separately with KPN's internal auditor in 2005 with respect to the 2004 Consolidated Financial Statements.

Upon being informed of the possible irregularities in discounts that had been provided to certain customers in the business segment, the Audit Committee launched an independent investigation, for which it retained outside legal counsel. Further information, is provided in the section 'Activities of the Supervisory Board during 2004'.

REMUNERATION & ORGANIZATION DEVELOPMENT COMMITTEE
The Remuneration & Organization Development Committee consisted of four Supervisory Board Members, Mr. Jager (Chairman), Mr. Risseeuw, Mr. Halberstadt and Ms. Van Lier Lels. In 2004, the Remuneration & Organization Development Committee met five times. Topics discussed included the management option plan for 2004 and the bonus schemes for Board of Management members in 2004, as well as the possible individual adjustment of remuneration packages and pension plans in 2005. The committee also set the level of bonuses for 2003 and the number of options for the Chairman and members of the Board of Management for 2003 and devoted ample attention to the Potential Performance Matrix of the direct reports of the Board of Management. Further details on the activities of the Remuneration & Organization Development Committee are provided in the 'Remuneration Report'.

NOMINATING & CORPORATE GOVERNANCE COMMITTEE
The Nominating & Corporate Governance Committee consisted of four Supervisory Board Members, Mr. Risseeuw (Chairman), Mr. Halberstadt, Mr. Jager and Ms. Van Lier Lels. The Committee met on three occasions in 2004. It discussed various items on corporate governance, including such issues as proxy solicitation and voting and directors' indemnity, as well as market developments regarding fees for members of Supervisory Boards.

Furthermore, it discussed the succession of Mr. Roobol, Mr. Henderson and Mr. Blok.

Changes in the Board of Management

The composition of the Board of Management changed in 2004. At the closing of the Annual General Meeting 2004, the Supervisory Board appointed Mr. Blok as member of the Board of Management, with particular responsibility for the Fixed Division. Following the outcome of the discount investigation, Mr. Blok resigned from the Board of Management on December 23, 2004. Following his resignation, Mr. Blok has been offered the senior staff position Corporate Strategy and Innovation, which he has accepted. Mr. Blok’s expertise will be invaluable in this new role, which will accelerate KPN’s strategic transition to achieve leadership in the new telecommunications world.

On August 9, 2004, the Supervisory Board appointed Mr. Smits as member of the Board of Management. As per September 11, 2004 Mr. Smits succeeded Mr. Henderson as Chief Financial Officer. Mr. Henderson stepped down on that date, after having been Chief Financial Officer since November 9, 1999. The Supervisory Board would like to thank Mr. Henderson for his effort and dedication for the company.

Changes in the Supervisory Board

At the 2004 Annual General Meeting of Shareholders, Mr. D.G. Eustace stepped down from the Supervisory Board, as he had reached the end of his four-year term. The Supervisory Board, in consultation with the Board of Management and the Central Works Council, decided to reappoint Mr. Eustace at the Annual General Meeting of Shareholders in 2004.

Mr. A.H.J. Risseeuw, Chairman of the Board and Chairman of the Nominating and Corporate Governance Committee and Ms. M.E. van Lier Lels are due to step down from the Supervisory Board, as they will reach the end of their four-year term in 2005. Both Mr. Risseeuw and Ms. van Lier Lels have, however, indicated their availability for reappointment. The Supervisory Board, in consultation with the Board of Management and the Central Works Council, nominates Mr. Risseeuw for reappointment at the Annual General Meeting of Shareholders on April 12, 2005. As a result of a change in Dutch company law, the other vacancy on the Supervisory Board is subject to an enhanced right of recommendation of the Central Works Council. The Central Works Council has recommended the Supervisory Board to nominate Ms. van Lier Lels for reappointment. The Supervisory Board has accepted this recommendation and nominates, in consultation with the Board of Management, Ms. van Lier Lels for reappointment at the Annual General Meeting of Shareholders on April 12, 2005.

Independence

In 2004, the members of the Supervisory Board were independent from the Company within the meaning of the Dutch Corporate Governance Code: the composition of the Supervisory Board was such that the members were able to act critically and independently of one another and of the Board of Management and any particular interests. More information in this respect is provided in the sections titled 'Corporate Governance' and 'Related Party Transactions'.

Financial Statements

The Financial Statements for the year ended December 31, 2004 were prepared by the Board of Management and discussed by the Supervisory Board. The Report of Independent Auditors of PricewaterhouseCoopers Accountants N.V. is included in the Financial Statements.

The Supervisory Board advises the Annual General Meeting of Shareholders to adopt these Financial Statements including the proposed cash dividend of EUR 0.35 per share.

Finally, the Supervisory Board would like to thank all shareholders for their trust in the Company and all employees for their dedication and effort.

The Hague, February 28, 2005

A.H.J. Risseeuw
D.G. Eustace
M. Bischoff
V. Halberstadt
D.I. Jager
M.E. van Lier Lels
J.B.M. Streppel

Composition of the Supervisory Board

The current members of the Supervisory Board are:

Name	Date of birth	Start of term	End of term
A.H.J. Risseeuw (Chairman)	November 9, 1936	May 2, 2001	2005
D.G. Eustace (Vice-Chairman)	July 3, 1936	April 27, 2000; April 15, 2004*	2008
M. Bischoff	April 22, 1942	May 12, 2003	2007
V. Halberstadt	June 16, 1939	May 11, 1995; April 29, 1999*; May 12, 2003*	2007
D.I. Jager	April 30, 1943	April 25, 2002	2006
M.E. van Lier Lels	October 19, 1959	May 2, 2001	2005
J.B.M. Streppel	October 11, 1949	May 12, 2003	2007
* Re-appointed

A.H.J. Risseeuw (1936)
Mr. Risseeuw joined the Supervisory Board in 2001 and his term expires in 2005. He is the Chairman of the Supervisory Board since September 10, 2001. He chairs the Nominating & Corporate Governance Committee and is a member of the Remuneration & Organization Development Committee. He has held various management positions with Dutch international companies and is the former President of Getronics N.V. He is chairman of the supervisory boards of Samas-Groep N.V., Groeneveld Groep B.V. and Intergamma B.V. and a member of the supervisory boards of Heineken N.V. and Blokker Holding B.V. Mr. Risseeuw is a Dutch citizen.
D.G. Eustace (1936)
Mr. Eustace was reappointed as Member of the Supervisory Board on April 15, 2004 and his term expires in 2008. Mr. Eustace is the Vice Chairman of the Supervisory Board since September 10, 2001, and he chairs the Audit Committee. He is the former Vice Chairman of the Board of Management and Chief Financial Officer of Royal Philips Electronics N.V. He is the Chairman of the Board of Smith & Nephew Plc., Vice Chairman of the Supervisory Boards of AEGON N.V., and Hagemeyer N.V. and Chairman of the Board of Sendo Holding Plc. Mr. Eustace is a British and Canadian citizen.
Dr. M. Bischoff (1942)
Dr. M. Bischoff was appointed Member of the Supervisory Board on May 12, 2003 and his term expires in 2007. He is a member of the Audit Committee. Dr. Bischoff is Chairman of the board of directors of the European Aeronautic Defence and Space Company (EADS) N.V. He is chairman of the supervisory board of DaimlerChrysler Luft- und Raumfahrt Holding A.G., a member of the supervisory boards of Bayerische Hypo- und Vereinsbank AG, Fraport AG, Gerling Konzern Versicherungs-Beteiligungs-AG, Lagardère-Sociétés S.A. and J.M. Voith AG and member of the Board of Directors of Nortel Networks Corp. and Nortel Networks Ltd. Dr. Bischoff is a German citizen.
Prof. V. Halberstadt (1939)
Prof. Halberstadt was reappointed Member of the Supervisory Board on May 12, 2003 and his term expires in 2007. He is a member of the Remuneration & Organization Development Committee, as well as the Nominating & Corporate Governance Committee. He is Professor of Public Finance at the University of Leiden, International Advisor of Goldman Sachs Group Inc., non-executive director of PA Holding Ltd. and Chairman of the International Advisory Board of DaimlerChrysler AG. He is a member of the Supervisory Boards of TPG N.V., DaimlerChrysler AG and Het Concertgebouw N.V. Prof. Halberstadt is a Dutch citizen.

D.I. Jager (1943)
Mr. Jager is Member of the Supervisory Board since 2002 and his term expires in 2006. Mr. Jager is the chairman of the Remuneration & Organization Development Committee, as well as the Nominating & Corporate Governance Committee. He held various management positions at Procter & Gamble in Europe, Asia and the United States and was Chairman of the Board, President and/or Chief Executive Officer from January 1995 through June 2000. He currently is an independent consultant and private investor. Mr Jager also serves on the Boards of Eastman Kodak Inc., Chiquita Brands International Inc. and Polycom Inc. as a non-executive board member and is a member of the Supervisory Board of HealthPro Brands, Inc. Mr. Jager is both a US and Dutch citizen and resides in the United States.
M.E. van Lier Lels (1959)
Ms. Van Lier Lels is Member of the Supervisory Board since 2001 and her term expires in 2005. She is a member of the Remuneration & Organization Development Committee, as well as the Nominating & Corporate Governance Committee. During 2004, she was the Executive Vice President and Chief Operating Officer of Schiphol Group N.V. She is a member of the Supervisory Boards of United Services Group N.V. and Delft University of Technology. Ms. Van Lier Lels is a Dutch citizen.
J.B.M. Streppel (1949)
Mr. J.B.M Streppel was appointed Member of the Supervisory Board on May 12, 2003 and he is also a member of the Audit Committee. His term expires in 2007. He currently is a member of the Executive Board and Chief Financial Officer of AEGON N.V. Mr Streppel has held various management positions at AEGON N.V., Labouchere N.V. and FGH Bank N.V. He is a member of the Commission for public bids of the Netherlands Authority for the Financial Markets (AFM), member of the Committee of Listed Companies of Euronext (Amsterdam) and Chairman of the Shareholders Communication Channel. Mr. Streppel is a Dutch citizen.

Back to content

FINANCIAL STATEMENTS

To the General Meeting of Shareholders of
Koninklijke KPN N.V.

Report of Independent Auditors

Introduction
We have audited the 2004 financial statements of Koninklijke KPN N.V., The Hague, set out on pages 113 up to 201. These financial statements are the responsibility of the Board of Management. Our responsibility is to express an opinion on these financial statements based on our audits.

Scope
We conducted our audits in accordance with auditing standards generally accepted in the Netherlands and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Dutch opinion
In our opinion, the financial statements, set out on pages 113 up to 201, present fairly, in all material respects, the financial position of Koninklijke KPN N.V. as of December 31, 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

United States opinion
In our opinion, the consolidated financial statements, set out on pages 113 up to 195, present fairly, in all material respects, the financial position of Koninklijke KPN N.V. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the Netherlands.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the notes to the consolidated financial statements, under the heading ‘Information on US GAAP’, as restated.

Emphasis of matter
Without qualifying our opinions above, we draw attention to the note to the financial statements 'Legal Proceedings' which refers to the procedure regarding the 2000 financial statements of the company.

The Hague, February 28, 2005

PricewaterhouseCoopers Accountants N.V.

Consolidated Statement of Income

Amounts in millions of euro, unless otherwise stated	2004	2003	2002
Net sales	11,731	11,870	11,788
Own work capitalized	180	165	166
Other operating revenues	191	872	830
Total operating revenues [1]	12,102	12,907	12,784
Cost of materials [2]	–1,014	–983	–1,000
Cost of work contracted out and other external expenses	–3,953	–3,999	–4,125
Salaries and social security contributions [3]	–1,722	–1,703	–1,975
Depreciation, amortization and impairments [4]	–2,397	–2,535	–10,252
Other operating expenses [5]	–559	–579	–1,013
Total operating expenses	–9,645	–9,799	–18,365
Operating result	2,457	3,108	–5,581
Interest and similar income [6]	77	67	220
Interest and similar expenses [7]	–697	–929	–1,398
Financial income and expenses	–620	–862	–1,178
Profit or loss before taxes	1,837	2,246	–6,759
Tax on profit or loss [8]	–268	257	–983
Result from participating interests [9]	–11	161	–1,700
Group profit or loss after taxes	1,558	2,664	–9,442
Minority interests [10]	–47	67	–100
Profit or loss after taxes	1,511	2,731	–9,542
Profit or loss after taxes per ordinary share and per ADS in euro [11]	0.63	1.11	–3.94
Profit or loss after taxes per ordinary share and per ADS on a fully diluted basis in euro [11]	0.63	1.09	–3.94
Proposed dividend per ordinary share and per ADS in euro	0.35	0.25	-

[..] Bracketed numbers refer to the related Notes to the Consolidated Statement of Income, which are an integral part of these consolidated financial statements.

Back to content

Consolidated Balance Sheet

Before appropriation of net result

ASSETS

Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
FIXED ASSETS
Intangible fixed assets [12]
Licenses	4,348	4,457
Goodwill	3,879	4,126
Total intangible fixed assets	8,227	8,583
Property, plant and equipment [13]
Land and buildings	827	881
Plant and equipment	7,002	7,082
Other tangible fixed assets	400	431
Assets under construction	577	725
Total property, plant and equipment	8,806	9,119
Financial fixed assets [14]
Participating interests	151	194
Loans to participating interests	11	19
Other loans	74	119
Prepayments and accrued income	1,365	1,986
Total financial fixed assets	1,601	2,318
Total fixed assets	18,634	20,020
CURRENT ASSETS
Inventory [15]	248	164
Receivables [16]	1,672	1,452
Prepayments and accrued income	609	641
Marketable securities and other financial interests	-	9
Cash and cash equivalents [17]	1,573	1,839
Total current assets	4,102	4,105
TOTAL	22,736	24,125

[..] Bracketed numbers refer to the related Notes to the Consolidated Balance Sheet, which are an integral part of these consolidated financial statements.

LIABILITIES

Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
GROUP EQUITY
Shareholders’ equity [18]	6,821	7,163
Minority interests [19]	144	196
Total group equity	6,965	7,359
PROVISIONS
Pension provisions [20]	804	814
Deferred tax liabilities [21]	2,083	2,111
Other provisions [22]	383	414
Total provisions	3,270	3,339
LONG-TERM LIABILITIES
Loans [23]	7,792	9,207
Accruals and deferred income	14	23
Total long-term liabilities	7,806	9,230
CURRENT LIABILITIES
Other debts [24]	2,713	2,107
Accruals and deferred income [25]	1,982	2,090
Total current liabilities	4,695	4,197
TOTAL	22,736	24,125

[..] Bracketed numbers refer to the related Notes to the Consolidated Balance Sheet, which are an integral part of these consolidated financial statements.

Back to content

Consolidated Cash-Flow Statement

Amounts in millions of euro	2004	2003	2002
Profit or loss after taxes	1,511	2,731	–9,542
Minority interests	47	–67	100
Depreciation, amortization and impairments	2,397	2,535	10,252
Changes in provisions	–80	1,598	172
Changes in deferred tax assets	630	–1,797	605
Result from participating interests	11	–161	1,700
Dividends received	-	81	-
Results from sale of assets, operations and participating interests	–73	–500	–409
Net cash flow provided by operating activities before changes in working capital	4,443	4,420	2,878
Changes in working capital:
Inventory	–83	65	97
Trade receivables	29	114	390
Other current assets	–186	–48	517
Current liabilities (excluding short-term financing)	–234	–464	93
Net cash flow provided by/used in changes in working capital	–474	–333	1,097
Net cash flow provided by operating activities [26]	3,969	4,087	3,975
Group companies/joint ventures sold (acquired)	–75	499	640
Investments in intangible fixed assets	–16	–6	–4
Investments in property, plant and equipment	–1,698	–1,421	–1,137
Disposals of property, plant and equipment	73	64	117
Changes in other financial fixed assets	122	816	49
Net cash flow used in investing activities [27]	–1,594	–48	–335
Share repurchase	–1,009	-	-
Shares purchased for option plans	–33	–8	-
Dividends paid	–796	-	-
Long-term loans contracted	1,120	45	48
Redemption of long-term loans	–1,950	–4,821	–8,400
Changes in interest-bearing current liabilities	32	–69	23
Net cash flow used in financing activities [28]	–2,636	–4,853	–8,329
Changes in cash and cash equivalents	–261	–814	–4,689
Cash and cash equivalents at beginning of year	1,839	2,657	7,343
Cash and cash equivalents in group companies and joint ventures acquired and sold	–5	–2	3
Exchange rate differences	-	–2	-
Changes in cash and cash equivalents	–261	–814	–4,689
Cash and cash equivalents at end of year	1,573	1,839	2,657

[..] Bracketed numbers refer to the related Notes to the Consolidated Cash Flows Statements, which are an integral part of these consolidated financial statements.

Back to content

Statement of Changes in Shareholders’ Equity

Amounts in millions of euro except for shares and per-share information

	Number of subscribed shares	Par value per share (EUR)	Subscribed capital stock	Additional paid-in capital	Statutory and other restricted reserves	Other reserves (including net result for the period)	Total
			[29]	[30]	[31]
Balance as of January 1, 2002	2,254,147,806	0.24	541	15,039	705	–4,297	11,988
Exchange rate differences on participating interests					26		26
Share issue	234,700,000		56	1,197			1,253
Bonus shares	2,149,071		1				1
Changes in retained earnings of participations and cumulative translation differences					–260	260	-
Other changes (1)				32	–11	761	782
Profit or loss after taxes					–138	–9,404	–9,542
Balance as of December 31, 2002	2,490,996,877	0.24	598	16,268	322	–12,680	4,508
Change in accounting principles						–6	–6
Balance as of January 1, 2003	2,490,996,877	0.24	598	16,268	322	–12,686	4,502
Exchange rate differences on participating interests					–46		–46
Shares purchased for option plans						–25	–25
Changes in retained earnings of participations and cumulative translation differences					–167	167	-
Other changes (1)						1	1
Profit or loss after taxes					–12	2,743	2,731
Balance as of December 31, 2003	2,490,996,877	0.24	598	16,268	97	–9,800	7,163
Exchange rate differences on participating interests					–1		–1
Shares repurchased and cancelled (2)	–161,596,876		–39	–961			–1,000
Shares repurchased and not yet cancelled (3)						–9	–9
Other changes in shares	–32
Shares repurchased for option plans (4)						–33	–33
Dividends Paid						–796	–796
Changes in retained earnings of participations and cumulative translation differences					–12	12	-
Other changes (1)						–14	–14
Profit or loss after taxes						1,511	1,511
Balance as of December 31, 2004	2,329,399,969	0.24	559	15,307	84	–9,129	6,821

[..] Bracketed numbers refer to the related Notes to the Statement of Changes in Shareholders’ Equity, which are an integral part of these consolidated financial statements.

  Other changes in 2004 relate mainly to the expected dividend tax charge, which was deducted from the other reserves relating to the purchase of own shares amounting to EUR –52 million, the repricing effect of options (EUR 9 million) and the exercise of options amounting to EUR 28 million. Other changes in 2003 include repricing effects of options (EUR 12 million) and the tax effect related to Vision Networks (EUR –11 million). Other changes in 2002 related mainly to the consolidation effect of Vision Networks amounting to EUR 745 million;

  On October 28 2004, we cancelled 80,627,065 ordinary shares we bought for an average price of EUR 6.20 per share under our initial share repurchase program of EUR 500 million, which was announced on March 11, 2004. On December 16, 2004, we cancelled another 80,969,811 ordinary shares we bought with an average share price of EUR 6.18 under our second repurchase program of EUR 1 billion, which was announced on June 28, 2004;

  As of December 31, 2004, we repurchased and settled 1,289,494 shares with an average share price of EUR 7.04 under our second repurchase program of EUR 1 billion;

  During 2004 the company purchased 5,499,505 ordinary shares for option plans (treasury shares) with an average share price of EUR 6.04 [note 29].

Back to content

General Notes to the Consolidated Financial Statements

General

The financial statements of Koninklijke KPN N.V. ('KPN', 'we' or 'the Company') for the year ended December 31, 2004, have been prepared in accordance with the provisions of Book 2 of the Dutch Civil Code and accounting principles generally accepted in the Netherlands.

Accounting principles generally accepted in the Netherlands ('Dutch GAAP') vary in certain significant respects from generally accepted accounting principles in the United States of America ('US GAAP'). The application of the latter would have affected the determination of consolidated shareholders' equity and profit or loss after taxes. For further information on US GAAP, we refer to the section Information on US GAAP.
KPN's domicily seat and principal place of business is The Hague, the Netherlands.

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

The accounting principles of KPN apply to KPN's Balance Sheet and Statement of Income and to the group companies, joint ventures and participating interests. Any significant intra and inter-division balances, supplies and results have been eliminated in consolidation.

A complete list of subsidiaries and participating interests is available for inspection at the offices of the Commercial Register of the Chamber of Commerce in The Hague. This list has been prepared in accordance with the provisions of Sections 379 and 414, Book 2 of the Dutch Civil Code.

Following is an overview of the most important changes in consolidated group companies, participating interests and activities in the past three years.

2004
During 2004, we increased our interest in SNT from 50.78% to 93.7%. KPN made a cash offer of EUR 13.50 per share for the outstanding shares of SNT. KPN also converted its special share in SNT.

We increased our interest in Digitenne from 30% to 40%, provided additional lending facility to Digitenne and entered into a wholesale agreement with Digitenne. As KPN has 40% voting right and the majority of the financial interest in Digitenne, KPN has consolidated Digitenne as from December 1, 2004.

On December 21, 2004 we sold our remaining 45% interest in KPN Netwerk Bouw B.V.

As of May 1, 2004, we ceased consolidating the results of EuroWeb International Corp. as our shareholding fell below 50% partly because of the shares issued by EuroWeb to a third party and partly because of the open market sale of part of our shares in the company. We ceased to be able to fully control the company.

On April 1, 2004, we sold our 8% interest in PTC in Hong Kong as part of CRPTC’s initial public offering. At the same time our loan was repaid. PTC was accounted for as a participating interest.

On January 30, 2004, we sold our 3.5% interest in Eutelsat S.A. for EUR 73 million to a consortium of Spectrum and Texas Pacific Group. Eutelsat was accounted for as a participating interest.

2003
On December 29, 2003, we sold our remaining 30% interest in KPN Lease to De Lage Landen, which was accounted for as a participating interest.

On December 1, 2003, Xantic (owned for 65% by us and for 35% by Telstra of Australia) sold its share in Inmarsat. Inmarsat was accounted for as a participating interest.

On November 7, 2003, Hutchison Whampoa Limited (HWL) and KPN Mobile entered into agreements whereby the Hutchison 3G UK shares were placed with an independent escrow agent pending completion of the transfer of the shares. KPN Mobile agreed not to exercise its voting rights on the 3G shares until the end of 2007 at which date legal transfer of the shares will take place. On September 21, 2000, we acquired a 15% participating interest in Hutchison 3G UK Holdings Limited, which indirectly owns a UMTS license in the UK. In August 2002, we announced that we no longer considered Hutchison 3G UK a strategic participation and, accordingly, we wrote off our investment at that time, based on an analysis of the recoverable value.

On November 1, 2003, we sold our repair activities to Teleplan International N.V.

On June 25, 2003, SNT, in which we had a 50.78% interest, transferred the control of its activities in Scandinavia. On July 3, 2003, SNT announced and transferred the control of its activities in France. Until these respective dates the Scandinavian and French activities were fully consolidated.

On June 16, 2003, we sold our 6.48% direct interest in the Czech telecommunications provider Český Telecom to Credit Suisse First Boston. On December 8, 2003, we completed the sale of our 13.8% indirect interest. Český Telecom was accounted for as a participating interest.

On May 5, 2003, we acquired 51% of Wi-Fi provider HubHop. On December 31, 2003, we acquired the remaining 49%. HubHop offers fast wireless Internet connections in public venues in the Netherlands.

On April 25, 2003, we finalized the sale of KPN Belgium's activities and of our Belgian Internet provider, Planet Internet Belgium, to Scarlet Telecom. Planet Internet Belgium was fully consolidated.

On February 28, 2003, we sold our 16.33% participation in Ukrainian Mobile Communications, which was accounted for as a participating interest.

On February 13, 2003, we sold our telephone directory business, Telefoongids Media B.V., formerly known as TeleMedia Nederland B.V., to a syndicate led by 3i Group plc and Veronis Sulher Stevenson.

2002
In December 2002, we restructured our Mobile activities in order to arrive at a more transparent financial structure and to strengthen KPN Mobile's financial position. In the financial restructuring
Koninklijke KPN converted outstanding shareholder loans into newly issued ordinary KPN Mobile shares. NTT DoCoMo, which held a 15% interest in KPN Mobile since August 4, 2000, decided not to exercise its anti-dilution rights. This resulted in a dilution of NTT DoCoMo's share and voting interest in KPN Mobile from 15% to 2.16%.

On October 8, 2002, the Supervisory Board of Vision Networks ceased its activities, as the sale of all of the material cable assets of Vision Networks was completed. As a result we have full control as of that date and accordingly Vision Networks is fully consolidated. In 1997, KPN (formerly known as Koninklijke PTT Nederland) decided to eliminate its cable activities from its core business following an earlier decision by the Dutch Government. As a consequence, Vision Networks, a wholly owned subsidiary that held interests in cable activities, was deconsolidated after an internal legal demerger in 1998.

On August 19, 2002, we sold our Software House activities to Atos Origin, the French IT service provider.

On June 4, 2002, we sold a 55% interest in KPN Netwerk Bouw B.V., our network construction unit, to Koninklijke Volker Wessels Stevin (KVWS). As of that date, Netwerk Bouw is accounted for as a participating interest.

On May 31, 2002, KPNQwest, in which we held a 39.9% interest at that date, filed for bankruptcy. In order to ensure that the networks remained operational we formed the foundation 'Customer support KPNQwest', which continued to facilitate services to customers while they migrated to other suppliers. This foundation was discontinued on July 11, 2002.

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

On February 5, 2002, we sold our End User Services activities to Atos Origin.

On February 4, 2002, we completed the sale of our 44.66% proportionally consolidated interest in Pannon GSM, the Hungarian mobile operator, to Telenor S.A.

Accounting principles

BALANCE SHEET
General
The accounting principles are based on historical cost principles.

Intangible fixed assets
Licenses are valued at the lower of historical cost less amortization and permanently lower value. Amortization is calculated according to the straight-line method and is incorporated as from the date that services are actually being offered under the license. The terms of these licenses are used as amortization periods. Licenses have a permanently lower value if the recoverable amount falls below the book value of the asset concerned. Impairments based on a permanently lower value are reversed if and to the extent that the impairment no longer exists. The recoverable amount is defined as the higher of an asset's net selling price and its value in use.

Goodwill arising from acquisitions is valued at the lower of historical cost less amortization and permanently lower value. Amortization is calculated according to the straight-line method based on the estimated useful life; the maximum amortization period is 20 years. Goodwill has a permanently lower value if the recoverable amount of the cash-generating unit to which it is allocated is lower than the book value of the asset concerned. The recoverable amount is defined as the higher of a cash generating unit's net selling price and its value in use.

Property, plant and equipment
Property, plant and equipment are valued at historical cost or manufacturing price less depreciation, or permanently lower value. The manufacturing price includes direct costs (materials, direct labor and work contracted out), as well as part of the indirect costs and interest attributable to this asset.
Property, plant and equipment are depreciated using the straight-line method, based on the estimated useful life, taking into account residual value. Land is not depreciated. Property, plant and equipment have a permanently lower value if the recoverable amount falls below the book value of the asset concerned. Impairments based on a permanently lower value are reversed if and to the extent that the impairment no longer exists. The recoverable amount is defined as the higher of an asset's net selling price and its value in use.

Asset retirement obligations are capitalized as part of the historical cost of tangible fixed assets and expensed as either depreciation over the asset's estimated useful life or as impairment charges.

Participating interests
Participating interests in which KPN directly or indirectly has significant influence are valued at KPN's direct or indirect share in the net asset value, as determined under KPN's accounting principles, or lower expected net realizable value.

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

Deferred taxes
Deferred tax assets and liabilities arising from timing differences between the value of assets and liabilities for financial reporting purposes and for tax purposes are stated at nominal value and are calculated on the basis of corporate income tax rates substantially enacted by the balance sheet date. Deferred tax assets are recognized if it may be assumed that they can be offset against taxes payable in the future within a reasonable period of time. Deferred tax assets and liabilities with the same terms and relating to the same fiscal entities are netted.

Other assets and liabilities
All other Balance Sheet items are carried at nominal value, unless otherwise stated.

Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are converted at the exchange rates prevailing at the Balance Sheet date or, if the exchange risk was hedged, at the forward exchange rate. Any differences resulting from movements in exchange rates are recognized in the Statement of Income under financial income and expense. Exchange rate differences resulting from the translation into euro of the value of foreign participating interests and financing transactions related to these participating interests are taken directly to shareholders' equity.

STATEMENT OF INCOME
General
Income is recognized in the year in which the goods are delivered or services are rendered.
Losses are recognized as soon as they are foreseeable.

Net sales
Net sales represent the revenue from goods delivered and services rendered to third parties, less discounts and sales taxes. Revenue is recognized when it is probable that future economic benefits will flow to KPN and these benefits can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable.

Our net sales are derived from telecommunication services and products and comprise among others the following sources:

  traffic fees;

  subscription fees;

  one-off connection fees and other initial fees;

  sales of peripheral and other equipment; and

  other.

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

Operating expenses
Operating expenses are determined based on the aforementioned accounting principles and are allocated to the year to which they relate. Research expenses are expensed as incurred in the fiscal year. Depreciation and amortization are calculated using the straight-line method, based on the estimated useful lives taking into account any residual value. Tangible and intangible fixed assets are depreciated or amortized as from the date of actual usage.

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

Foreign currency translation
In the Statement of Income, all transactions denominated in foreign currencies are converted into euro at the rate prevailing at the date of the transaction, or, if a hedging contract was concluded, the prevailing forward exchange rate. An exception to this rule is the conversion of transactions of participating interests with functional currencies other than the euro; these are converted into euro at the average exchange rate of the year. Differences between the rates applied for the conversion of the Balance Sheet and the rates applied for the conversion of the Statement of Income, are taken directly to shareholders' equity.

FINANCIAL INSTRUMENTS
Financial instruments recognized in the Balance Sheet are carried at face value unless otherwise stated. For financial derivatives, the accounting principles are determined based on the hedged item. Gains or losses from derivatives are recognized simultaneously in the profit and loss account with gains and losses from underlying hedged positions.
The derivative financial instruments used are included in the section titled 'Quantitative and Qualitative disclosures about market risk'.

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

Back to content

Notes to the Consolidated Statement of Income

General note

For the segmented information, please refer to the section titled 'Segment Reporting'.

[1] Total operating revenues

Other operating revenues in 2004 include the book gains of EUR 36 million on the sale of Eutelsat and EUR 20 million on the sale of PTC.

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

[2] Costs of materials

In 2002, a write-down of assets held for sale and inventories was included in costs of materials for EUR 53 million related to Indefeasible Rights of Use.

[3] Salaries and social security contributions

Amounts in millions of euro	2004	2003	2002
Salaries and wages	1,289	1,302	1,543
Pension charges	238	217	226
Social security charges	195	184	206
Total	1,722	1,703	1,975

BOARD OF MANAGEMENT AND SUPERVISORY BOARD
The Remuneration Report, included elsewhere in this document on pages 93 through 102, includes the auditable parts which comprise 'Executive remuneration', 'Long-term incentives: stock options 2004', 'Loans 2004' and 'Supervisory Board Remuneration 2004'. The information in these parts is required under Title 9, Book 2 of the Dutch Civil Code and forms an integral part of these financial statements.

PENSIONS
We must fund any shortfall in our pension funds if coverage ratios (or funding level, being the ratio of the fair value of the investments of our pension funds to our pension liabilities) fall below certain thresholds. In December 2002, the Boards of our main pension funds approved funding agreements. These funding agreements provide for the determination of and payment schedules for any shortfall in our pension funds.

The coverage ratios of our two main pension funds (BPF and OPF), which are used in the calculation of the total shortfall, amounted to 115.3% and 123.6% respectively at December 31, 2004. The estimate of the total shortfall at the end of 2004 based on the latest information available, amounted to approximately EUR 250 million (2003: EUR 305 million; 2002: EUR 385 million). Under the current estimates and payment schedule, which aims at funding the total shortfall over a period of five years, the obligation at year-end 2004 (leading to a cash outflow in 2005) amounts to EUR 50 million (2003: EUR 21 million; 2002: EUR 52 million), of which EUR 35 million is reported in the Fixed division (2003: EUR 9 million; 2002: EUR 32 million), EUR 6 million in the Mobile division (2003: EUR 1 million; 2002: EUR 5 million) and EUR 9 million in Other activities (2003: EUR 11 million; 2002: EUR 15 million).

Under the current payment schedule, and assuming that market conditions and coverage ratios do not change, the difference between the actual coverage ratio and the minimum reserve level (which is derived from the strategic asset mix and expected long term interest rate, and amounted to 111% at the end of 2004) has to be funded in one year. The next step will be that the total shortfall between the actual coverage ratio and the desired coverage ratio (123.5% and 128.1% respectively at the end of 2004) has to be funded in five years.

It should be noted that the final calculation of the shortfall as of December 31, 2004 and the amount to be paid will only become available in May 2005. The actual outcome of the amounts to be paid may differ from the estimates we used (in 2004 the actual payments differed less than EUR 1 million from the estimates at December 31, 2003). Additionally, for each following year-end a new calculation will be made for determining the required payment, taking into account the then applicable coverage (actual and desired coverage ratios). If financial markets recover and the coverage ratio improves in future years, the obligation to fund the shortfall will either decline or cease to exist. However, if share prices fall further, the shortfall could increase.

MANAGEMENT SHARE OPTION PLAN (INCLUDING OPTIONS OF THE BOARD)
In 1997, a share option plan was introduced which provided for the issue of a maximum of 4.4 million options, which could be exercised within five years. The last options under this plan were granted in 1999 and the remaining option rights expired in 2004.

The share option plan introduced in 2000 provided the possibility to issue a maximum of 5.4 million share options and share appreciation rights (SARs). Main aspects of this option plan are:

  upon exercise of the option, the SAR lapses and vice versa;

  the options are granted out-of-the-money (125.1% of the market value) and can be exercised immediately;

  the SARs are granted at-the-money and are exercisable the third anniversary after grant date;

  both option right and SAR lapse after a five-year period;

  SARs and options forfeit when an employee leaves the company for reasons other than retirement, disability or death; and

  each option gives the right to one ordinary share.

In 2001 the terms and conditions of the plan introduced in 2000 were modified. The possibility to issue SARs was replaced by the issue of at-the-money (ATM) options under the same condition as the SARs.

On September 13, 2001, we granted 1,567,398 options to our Chief Executive Officer, Mr. Scheepbouwer. These options became exercisable three years after the date of grant and would expire five years after the grant date. These options were exercised in 2004.

In connection with our Social Plan and upon acceptance of a salary reduction, we granted 3,175,000 options on December 10, 2001 to the members of our Board of Management, excluding Mr. Scheepbouwer, and to approximately 130 key members of our sen0ior management team.

The main aspects of this plan are:

  options are exercisable immediately but the proceeds, if any, from any exercise prior to the third anniversary of the grant date will be held in escrow until the third anniversary of the issue, at which time such proceeds will be released to the relevant individuals, provided that these individuals are still employed by the Company at that time;

  the expiry date for these options is five years from the date of issue;

  the exercise price of these options was initially set at the opening share price of KPN as of December 10, 2001, being EUR 5.61, multiplied by a factor of 125.1%, resulting in an exercise price of EUR 7.02; and

  each option gives the right to one ordinary share.

After discussions with the Dutch tax authorities, the value of these options was set at EUR 5.07. Therefore, the exercise price of these options, including the factor of 125.1%, was adjusted to EUR 6.34. On February 28, 2003, the Supervisory Board approved this adjustment. As a result of the option repricing, we recognized compensation expenses under salaries and social security expenses and an opposite direct movement in other reserves for the same amount at the end of each reporting period subsequent to February 28, 2003 (the date of the repricing), until they are exercised, cancelled or forfeited without replacement.

On December 10, 2001 we granted 1,191,190 options in connection with our Social Plan and, upon acceptance of a salary reduction or no increase in overall salary in 2002 and 2003, to the rest of our senior management as well. Main aspects of this plan are:

  options are exercisable from the third anniversary after grant date when remaining employed or when employees leave for certain reasons (retirement, disability or death);

  the expiry date for these options is five years from the date of issue;

  the exercise price of these options was initially set at the opening share price of KPN as of December 10, 2001, being EUR 5.61; and

  each option gives the right to one ordinary share.

After discussions with the Dutch tax authorities, the value of these options was set at EUR 5.07. Therefore, the exercise price of these options was adjusted to EUR 5.07. On February 28, 2003, the Supervisory Board approved this adjustment. As a result of the option repricing, we recognized compensation expenses under salaries and social security expenses and an opposite direct movement in other reserves for the same amount at the end of each reporting period subsequent to February 28, 2003, the date of the repricing, until they are exercised, cancelled or forfeited without replacement.

On April 26, 2002, a new option plan was introduced for the members of the Board of Management and to the senior managers of KPN, E-Plus and BASE. Main aspects of this plan are:

  exercise price is equal to 125.1% of the market value of a share on the date of issue for the management of KPN and the management of E-Plus and 120% of the market value of a share on the date of issue for the management of BASE;

  the options granted to the managers of KPN are exercisable immediately but the profits, if any, from any exercise prior to the third anniversary of the date of issue will be held in escrow until the third anniversary of the issue, at which time such profits will be released to the relevant individuals, provided that the individuals remain employed by KPN;

  the options granted to the managers of E-Plus are exercisable from the third anniversary after grant date when remaining employed or when employees leave for certain reasons (retirement, disability or death). The options granted to the managers of BASE are exercisable from January 1, 2006 when remaining employed or when employees leave for certain reasons (retirement, disability or death);

  the options expire five years from the grant date; and

  each option gives the right to one ordinary share.

On January 2, 2003, 150,000 share options were granted to Board of Management member Mr. Demuynck. The conditions are the same as for the options granted to the management of KPN on April 26, 2002.

In May 2003, a new option plan was introduced for the members of our Board of Management and for the senior managers of KPN, E-Plus and BASE. The main features of the plan for the management of KPN are:

  the choice for an at-the-money (ATM) share option with an exercise price equal to the market value of a share on the date of issue, or for an out-of-the-money (OTM) share option with an exercise price of 125.1% of the market value of a share on the date of issue. The choice affects the income tax rate, which is lower for OTM options than for ATM options;

  each option gives the right to one ordinary share;

  the options are exercisable immediately but the profits, if any, from any exercise prior to the third anniversary of the date of issue will be held in escrow until the third anniversary of the issue, at which time such profits will be released to the relevant individuals, provided that the individuals remain employed by the Company;

  the options expire five years from the grant date;

  the number of options granted under these conditions is on May 13, 2003 1,617,115. Of this number, 1,292,765 share options have an exercise price of EUR 5.94 and 324,350 share options have an exercise price of EUR 7.43. On August 1, 2003, 10,000 ATM options were granted according to this plan; and

  each option gives the right to one ordinary share.

The terms and conditions of the option plan for the management of E-Plus and BASE differ from the plan for the members of the Board of Management and to the senior managers of KPN for the following aspects:

  exercise price equal to the market value of a share on the grant date (EUR 5.94);

  the options granted to the E-Plus management are exercisable as of May 13, 2006;

  the options granted to the BASE management are exercisable as of January 1, 2007; and

  the number of options granted to the E-Plus management is 57,600 and to the BASE management 16,100.

In 2004, two new plans were introduced. The first plan applies to the Board of Management members, Mr. Scheepbouwer not included, and to a small group of top executives. The main aspects of this plan are:

  exercise price equal to the market value of a share on the grant date and a three year vesting period;

  performance condition: number of options that eventually vest after 3 year vesting period depends on KPN's Total Shareholder Return (stock appreciation plus dividend pay-out; TSR) relative to a peer group of 16 European telecommunication companies. If KPN is ranked in the bottom four, no options will vest. For ranking from position twelve to nine, 50% of the stock options will vest, 100% will vest if ranked between eighth and fifth position and 200% of the target number of stock options will vest if KPN is ranked in the top four;

  options are exercisable from the third anniversary after grant date;

  partial vesting for employees leaving the company within the vesting period for reasons of retirement, disability or death;

  the expiry date for these options is eight years from the grant date; and

  each option gives the right to one ordinary share.

Under this plan, on April 16, 2004, 685,977 options were granted to two Board of Management members and 17 top executives of KPN and E-Plus and on August 9, 2004, 42,708 options were granted to the new member of the Board of Management.

For Mr. Scheepbouwer, the contractually agreed-upon stock option plan applied. On April 16, 2004, 310,078 options were granted according to the conditions of the May 2003 option plan.

The second plan, introduced in 2004, applies to the rest of our senior management. The conditions for this plan are equal to those for the plan for Board of Management members and top-executives, except for the TSR performance criterion, which does not apply.
Under this plan, on April 16, 2004, 2,230,700 options were granted to the senior management of KPN, E-Plus and BASE and on November 1, 2004, 25,000 options were granted. For the senior management of BASE, as a consequence of the Belgium tax system, the options are exercisable as of January 1, 2008. The options expire eight years from the date of grant.

As of December 31, 2004, we had 11,948,159 management options outstanding.

MANAGEMENT OPTIONS
The number of outstanding management options as of December 31, 2004 can be broken down as follows:
	Number of options granted	Balance at 12-31-2004	Balance at 12-31-2003	Balance at 12-31-2002	Exercise price in euro	Exercise period up to and incl.
Issue date
01-08-1999	36,000	-	22,000	24,000	24.78	01-07-2004
05-03-1999	1,427,840	-	1,036,780	1,062,260	19.90	05-02-2004
04-28-2000	1,685,550	1,208,250	1,283,250	1,353,750	71.84	04-27-2005
					57.43 (SAR)
05-03-2001	2,268,700	1,692,950	1,828,350	1,986,950	18.40 (OTM)	05-02-2006
					14.71 (ATM)
09-13-2001	1,567,398	-	1,567,398	1,567,398	3.99	09-12-2006
12-10-2001	3,175,000	1,828,000	2,645,000	2,950,000	6.34	12-09-2006
12-10-2001	1,191,190	456,625	841,730	968,730	5.07	12-09-2006
04-26-2002	1,952,456	1,755,406	1,847,356	1,912,656	6.49	04-25-2007
01-02-2003	150,000	150,000	150,000	-	7.79	01-01-2008
05-13-2003	1,366,465	1,278,215	1,346,665	-	5.94	05-12-2008
05-13-2003	324,350	307,050	324,350	-	7.43	05-12-2008
08-01-2003	10,000	10,000	10,000	-	6.09	07-31-2008
04-16-2004	310,078	310,078	-	-	6.45	04-15-2009
04-16-2004	2,230,700	2,197,900	-	-	6.45	04-15-2012
04-16-2004 (1)	685,977	685,977	-	-	6.45	04-15-2012
08-09-2004 (1)	42,708	42,708	-	-	6.07	08-08-2012
11-01-2004	25,000	25,000	-	-	6.14	10-31-2012
Total	18,449,412	11,948,159	12,902,879	11,825,744

(1) The number of granted shares is based on a 100% vesting expectation.

In 2004, 2,659,303 management options were exercised. In 2004, 464,420 management options forfeited.

EMPLOYEE SHARE OPTION PLAN
The number of employee share options outstanding as of December 31, 2004, as well as the exercise price in euro, are shown in the following table:
Issue date	Number of options granted	Balance at 12-31-2004	Balance at 12-31-2003	Balance at 12-31-2002	Exercise price in euro	Exercise period up to and incl
01-04-1999	2,834,200	-	2,345,800	2,394,200	21.25	01-03-2004
04-28-2000	2,908,224	2,459,968	2,491,112	2,908,224	57.43	04-27-2005
05-03-2001	3,741,750	3,351,000	3,741,750	3,741,750	14.71	05-02-2006
12-10-2001	14,715,350	6,865,525	10,203,435	11,191,895	5.07	12-09-2006
04-26-2002	2,123,000	2,123,000	2,123,000	2,123,000	5.19	04-25-2007
05-13-2003	2,250,750	2,250,750	2,250,750	-	5.94	05-12-2008
04-16-2004	2,260,500	2,260,500	-	-	6.45	04-15-2009
Total	30,833,774	19,310,743	23,155,847	22,359,069

In 2004, 2,966,710 employee share options were exercised (2003: nil; 2002: nil). In 2004, 793,094 employee share options forfeited (2003: 1,453,972; 2002: 3,963,455).

MANAGEMENT AND EMPLOYEE OPTION PLANS
Summary of stock option activity under all option plans excluding SARs and the out of the money options of tandem option plans is as follows:
	Options outstanding
	Number of shares	Weighted average exercise price per share in euro
Balance January 1, 2002	34,982,842	13.92
Options granted	4,075,456	5.81
Options exercised	–424,280	15.43
Options expired	–22,800	15.43
Options forfeited	–4,684,335	7.85
Balance January 1, 2003	33,926,883	13.78
Options granted	4,101,565	6.13
Options exercised	-	0.00
Options expired	–1,085,260	22.78
Options forfeited	–2,167,712	16.91
Balance January 1, 2004	34,775,476	12.32
Options granted	5,554,963	6.45
Options exercised	–5,626,013	4.94
Options expired	–3,396,260	20.86
Options forfeited	–1,257,514	11.14
Balance December 31, 2004	30,050,652	11.74

The total of options exercisable at the end of the year are:

	Options exercisable
	Number of shares	Weighted average exercise price per share in euro
December 31, 2002	9,184,136	14.05
December 31, 2003	11,926,763	21.18
December 31, 2004	20,150,717	14.21

The weighted average fair values and weighted average exercise prices per share at the date of grant for options granted were as follows:

In euro	Years ended December 31,
	2004	2003	2002
Weighted average fair value of options granted with exercise prices equal to the market value of the stock at the date of grant	2.98	3.19	2.91
Weighted average exercise price of options granted with exercise prices equal to the market value of the stock at the date of grant	6.45	5.94	5.19
Weighted average fair value of options granted with exercise prices above the market value of the stock at the date of grant	-	2.91	2.64
Weighted average exercise price of options granted with exercise prices above the market value of the stock at the date of grant	-	7.54	6.49

The fair value of each option is estimated at the date of grant using a binomial model with the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rate	3.2%	2.8%	4.5%
Expected dividend	2%	0%	0%
Option lives	4.4 years	3.8 years	3.8 years
Expected volatility	62.7%	71.1%	72.7%

The following table summarizes information about options outstanding at December 31, 2004:

Options outstanding				Options Exercisable
Range of exercise prices	Number of shares	Weighted average remaining contractual life (in years)	Weighted average exercise price per share in euro	Number of shares	Weighted average exercise price per share in euro
EUR 5.07 - EUR 7.79	22,546,734	3.23	5.82	12,678,899	5.63
EUR 14.71	5,043,950	1.34	14.71	5,011,850	14.71
EUR 57.43	2,459,968	0.32	57.43	2,459,968	57.43
Total	30,050,652	2.67	11.54	20,150,717	14.21

MANAGEMENT STOCK APPRECIATION RIGHTS
Summary of stock appreciation right (SAR) activity under all plans is as follows:

	SARs outstanding
	Number of SARs	Weighted average exercise price per SAR in euro
Balance January 1, 2002	1,473,750	57.43
SARs forfeited	–120,000	57.43
Balance December 31, 2002	1,353,750	57.43
SARs forfeited	–70,500	57.43
Balance December 31, 2003	1,283,250	57.43
SARs forfeited	–75,000	57.43
Balance December 31, 2004	1,208,250	57.43

No additional SARs were granted in 2002, 2003 and 2004. All SARs are exercisable from April 28, 2003, expire on April 27, 2005 and have an exercise price per SAR of EUR 57.43. No SARs were exercised in 2004.

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

Options that are part of a tandem option plan and are not disclosed in the foregoing are as follows:

	Number of shares	Weighted average exercise price per share in euro
Balance January 1, 2002	3,488,400	40.98
Options forfeited	–233,800	45.83
Balance January 1, 2003	3,254,600	40.63
Options forfeited	–185,400	38.72
Balance January 1, 2004	3,069,200	40.74
Options forfeited	–200,100	38.43
Balance December 31, 2004	2,869,100	40.90

These options were excluded from the above disclosures and from the calculation of compensation expenses as management does not believe these components of the tandem grants are most likely to be exercised.

[4] Depreciation, amortization and impairments

Amounts in millions of euro	2004	2003	2002
Intangible fixed assets	390	413	7,685
Property, plant and equipment	2,036	2,225	2,567
Total depreciation, amortization and impairments	2,426	2,638	10,252
Reversal of impairment of intangible fixed assets	–16	–103	-
Reversal of impairment tangible fixed assets	–13	-	-
Total	2,397	2,535	10,252

Amortization of intangible fixed assets relates to goodwill and licenses. Depreciation relates to property, plant and equipment. Impairments relate to goodwill, licenses and property, plant and equipment.

IMPAIRMENTS ON GOODWILL AND LICENSES (INCLUDING REVERSALS)

Amounts in millions of euro	2004	2003	2002
Goodwill E-Plus	-	-	1,427
Goodwill BASE	-	-	425
Licenses E-Plus	-	-	5,216
Licenses BASE	–16	–103	196
Goodwill KPNQwest	-	-	31
Goodwill within SNT	-	38	-
Goodwill within Xantic	7	46	-
Other	1	15	-
Total	–8	–4	7,295

DEPRECIATION AND IMPAIRMENTS OF PROPERTY, PLANT AND EQUIPMENT

Amounts in millions of euro	2004	2003	2002
By category:
Land and buildings	104	141	149
Plant and equipment	1,655	1,787	1,969
Other tangible fixed assets	264	297	449
Total	2,023	2,225	2,567
By nature:
Ordinary depreciation	1,989	2,101	2,257
Impairments and retirements (net)	34	124	310
Total	2,023	2,225	2,567

In 2004, various impairment charges totaling EUR 34 million were recognized. These impairments resulted from updated business cases and retirements of certain assets. A net reversal of impairments amounting to EUR 8 million relates to certain fixed assets in Business Solutions.

In 2003, various impairment charges totaling EUR 124 million were recognized. These impairments resulted from updated business cases and retirements of certain assets. Included in the impairment charge of 2003 is an amount of EUR 42 million of certain assets in Business Solutions.

In 2002, various impairment charges totaling EUR 310 million were recognized, mainly resulting from impairments and retirements of assets purchased from KPNQwest (EUR 93 million), the fixed assets of KPN Belgium (EUR 100 million) and other fixed assets.

[5] Other operating expenses

In 2004, other operating expenses included a net addition to the restructuring provision amounting to EUR 42 million, net of EUR 18 million related to the release of the Atos Origin revenue guarantee.

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

COST OF RESEARCH
Cost of research is included in Other operating expenses and amounted to EUR 24 million in 2004 (2003: EUR 23 million; 2002: EUR 32 million).

[6] Interest and similar income

Amounts in millions of euro	2004	2003	2002
Interest	70	67	220
Exchange rate differences	7	-	-
Total	77	67	220

[7] Interest and similar expenses

Amounts in millions of euro	2004	2003	2002
Interest on debts	662	876	1,359
Interest added to provisions	43	42	35
Reversal impairment financial fixed assets	–8	-	-
Exchange rate differences	-	11	4
Total	697	929	1,398

In 2004, the costs associated with early redemptions of several loans amounted to EUR 50 million (2003: EUR 69 million; 2002: EUR 120 million) and are included in the interest on debts. Reversal of impairments on financial fixed assets related mainly to the reversal of the impairment on the loan to PTC.

Capitalized interest in 2004 amounted to EUR 30 million (2003: EUR 21 million; 2002: EUR 20 million). In 2004, we have used an interest rate of 6%.

[8] Tax on profit or loss

The tax charge on the profit before tax amounted to EUR 268 million in 2004 (2003: tax benefit of EUR 257 million on the profit before tax; 2002: tax charge of EUR 983 million on loss before tax).
The effective tax rate in 2004 amounted to 14.6% (2003: –11.4%; 2002: –14.5%).

The tax charge of 2004 was influenced by the agreement reached with the Dutch tax authorities in February 2004, the application of the thin-capitalization rules in Germany, tax rate changes and (reductions of) valuation allowances on deferred tax assets for losses carried forward. In 2003, the tax benefit was influenced significantly by the agreement reached with the Dutch tax authorities. The agreement resulted in a tax benefit of EUR 1,080 million.

For Dutch tax purposes, Koninklijke KPN (owner of the majority of KPN's fixed activities) and KPN Mobile are separate fiscal unities and therefore different taxpayers. In February 2001, we finalized the legal restructuring of our activities in Germany, which resulted in a German partnership structure that is transparent for German corporate income tax purposes and in consequence constitutes a permanent establishment of KPN Mobile for German tax purposes, covering all of KPN Mobile's German operations, including its 77.49% interest in E-Plus. On March 13, 2002, Bellsouth exercised its exchange right and Koninklijke KPN acquired the remaining 22.51% interest in E-Plus.

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

Tax agreement
The tax consequences of the legal and financial restructuring have been discussed with the Dutch tax authorities. This resulted in an agreement in February 2004. The key elements of the agreement can be summarized as follows:

  upon conversion of the EUR 14 billion shareholder loans, Koninklijke KPN realized a loss for tax purposes of EUR 6 billion in 2002. KPN Mobile must recognize a corresponding taxable gain of EUR 6 billion in 2002;

  the German partnership structure of E-Plus is transparent for Dutch tax purposes and, as a consequence, KPN Mobile is deemed to carry on business in Germany through a permanent establishment;

  the interest accruals on the shareholder loans to the German partnership structure of E-Plus are ignored for Dutch tax purposes. For KPN Mobile EUR 500 million of related interest expense on the loans from Koninklijke KPN was not tax deductible in the Netherlands; and

  the fiscal losses incurred by the German permanent establishment until December 2002, were set at EUR 11.5 billion. For Dutch tax purposes, these losses can be used to offset the Dutch operating profits of KPN Mobile. Future profits of the permanent establishment will however be included in the taxable results in the Netherlands until the entire loss of the German permanent establishment has been recaptured. Thereafter profits of the German permanent establishment are exempt from Dutch taxation. For this purpose, the reversal of the loss of the permanent establishment is computed on the basis of the operating results of E-Plus before depreciation, amortization and impairments. Should KPN reverse impairments on intangible assets of E-Plus, a corresponding gain should be recognized for tax purposes up to a maximum of EUR 2 billion, to be included in the taxable profits of the permanent establishment in five annual installments.

Tax accounting 2003
Koninklijke KPN realized a taxable loss for an amount of EUR 6 billion at the end of 2002. For this loss we have recognized a tax gain of EUR 2,070 million in 2003 (34.5% of EUR 6 billion). Interest received on the loans to E-Plus is ignored for Dutch corporate income tax. Since Koninklijke KPN recorded the interest income on its loans to its German operations as taxable income in the past, EUR 35 million tax benefits have been recorded following the agreement. The total benefit at Koninklijke KPN amounted to EUR 2,105 million.

KPN Mobile realized a taxable gain for an amount of EUR 6 billion at the end of 2002. The tax charge in 2003 relating to this gain was EUR 2,070 million. Interest received on the loans to E-Plus is ignored for Dutch corporate income tax purposes. Since KPN Mobile recorded the interest income on its loans to its German operations as taxable income before the end of 2003, a EUR 1,218 million release of the deferred tax liability has been recorded following the compromise. For KPN Mobile EUR 500 million of related interest expense on the loan to Koninklijke KPN was not tax deductible in the Netherlands. This resulted in a tax charge of EUR 173 million. The total tax charge at KPN Mobile amounted to EUR 1,025 million.

Tax position Koninklijke KPN
Following the agreement with the Dutch tax authorities Koninklijke KPN’s deferred tax asset at the end of 2003 amounted to EUR 1,659 million. The taxable profit in 2004 of Koninklijke KPN as well as the application of the carry back rules led to a further decrease of the deferred tax asset.

Based on changes in tax laws in the Netherlands, the corporate income tax rate will be reduced in three steps. As from January 1, 2005 the rate will be reduced from 34.5% to 31.5%, as from January 1, 2006 to 30.5% and as from January 1, 2007 to 30%. This change in tax rate has resulted in a EUR 128 million downward adjustment of the deferred tax asset of Koninklijke KPN. The deferred tax asset at December 31, 2004 amounted to EUR 897 million. Depending on general economic, market and business developments Koninklijke KPN expects to move into a taxpaying position not earlier than 2007.

Tax position KPN Mobile
Following the agreement with the Dutch tax authorities KPN Mobile’s deferred tax liability at the end of 2003 amounted to EUR 2,096 million. This liability is deferred as long as KPN Mobile’s accumulated fiscal losses available for future compensation, including the loss of the German branch, exceed the taxable profits. The 2004 results of KPN Mobile led to an increase of the deferred tax liability. The change in tax rates however resulted in a EUR 307 million gain; the deferred tax liability at December 31, 2004 amounted to EUR 2,058 million.

At December 31, 2004 the accumulated losses of the German permanent establishment for Dutch tax purposes amounted to EUR 9,948 million (2003: EUR 10,658 million). Depending on general economic, market and business developments KPN Mobile expects to move into a taxpaying position not earlier than 2007. For the losses of the German permanent establishment available for Dutch tax purposes no deferred tax asset has been accounted for since it has no permanent character.

EFFECTIVE TAX RATE

Amounts in millions of euro	2004	2003	2002
Profit or loss before taxes	1,837	2,246	–6,759
Reconciling items:
Tax base differences	–136	273	–332
Amortization of goodwill	40	75	1,414
Foreign operations	–13	–119	–437
Other reconciling items	–194	–784	–39
Adjusted basis of taxation	1,534	1,691	–6,153
Statutory tax rate in the Netherlands	34.5%	34.5%	34.5%
Tax at nominal rate	–530	–583	2,123
Direct impact agreement with Dutch tax authorities	-	1,080	-
Adjustment corporate tax rate in the Netherlands	179	-	-
Tax rate differences (foreign operations)	16	71	618
Recognition and de-recognition of prior years deferred tax assets for tax losses carried forward	146	87	–606
De-recognition of current year deferred tax assets for tax losses carried forward	–79	–398	–3,118
Tax on profit or loss	–268	257	–983
Effective tax rate	14.6%	–11.4%	–14.5%

The reconciling item 'Tax base differences' relates to adjustments for non-deductibility of permanent differences, such as the partial non-deductibility of interest for German tax purposes. In 2004, this item also includes EUR 1,245 million interest on shareholder loans to German entities as agreed with the Dutch tax authorities.

The remaining reconciling items that adjust the basis of taxation primarily relate to goodwill that is non-deductible for tax purposes and non-taxable results due to application of the participation exemption. In 2003, the 'Other reconciling items' included the book gain of EUR 435 million on the sale of our Directory Services, as this gain was tax-exempt.

The reconciling item 'Adjustment corporate tax rate in the Netherlands' represents recalculations of the deferred tax liability at KPN Mobile (effect: gain of EUR 307 million) and of the deferred tax asset at Koninklijke KPN (effect loss of EUR 128 million).

The reconciling item 'Tax rate differences (foreign operations)' relates mainly to differences between the statutory tax rate in the Netherlands and the statutory tax rates in Germany and Belgium. The corporate income tax rate in Germany amounts to approximately 25% and in Belgium approximately 34%. Trade tax in Germany amounts to approximately 18%.

In 2004, we have reduced the valuation allowance on the deferred tax asset for corporate tax losses carried forward of BASE by EUR 138 million. This reduction was the consequence of an improved business case and a refinancing. ‘Recognition and de-recognition of prior years deferred tax assets for tax losses carried forward’ represents this effect.

In 2003, we have reduced the valuation allowance on the deferred tax asset for trade tax losses carried forward of E-Plus by EUR 87 million, to the extent that trade tax losses can be compensated in the foreseeable future with expected trade tax profits.
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

In 2004, 'De-recognition of current year deferred tax assets for tax losses carried forward' relates primarily to corporate income tax losses of E-Plus. As in prior years we recognized a full valuation allowance against current year losses available for compensation as a result of the uncertainties regarding the realization and the timing of settlements of the tax losses carried forward.
In 2003 and 2002, 'De-recognition of current year deferred tax assets for tax losses carried forward' relates primarily to corporate income tax and trade tax of E-Plus and corporate income tax of BASE. In 2003 and 2002 we did not recognize a deferred tax asset for these tax losses carried forward, as a result of the uncertainties regarding the realization and the timing of settlements of the tax losses carried forward.

In 2002, we waived EUR 300 million of our shareholder loans to KPN Belgium and BASE, resulting in a tax benefit in the Netherlands of EUR 104 million. The corresponding gains in Belgium were offset against prior years' net operating losses and therefore did not result in a tax charge.

RECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES

Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
Differences between the valuation for financial reporting purposes and for tax purposes of:
Provisions	–32	–50
Property, plant and equipment	136	168
Tax losses carried forward at Koninklijke KPN	897	1,659
Tax losses carried forward at E-Plus	80	87
Tax losses carried forward at BASE	138	-
Other differences (including Other tax losses carried forward)	57	43
Recognized tax assets	1,276	1,907
Deferred tax liabilities (at KPN Mobile)	–2,058	–2,096
Other deferred tax liabilities	–25	–15
Recognized tax assets and liabilities	–807	–204

The recognized deferred tax assets of EUR 1,276 million (2002: EUR 1,907 million) are reported under:

RECOGNIZED DEFERRED TAX ASSETS

Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
Financial fixed assets	1,217	1,849
Current assets	59	58
Total recognized tax assets	1,276	1,907

Depending on the taxable results of Koninklijke KPN in 2005, part of the deferred tax assets relating to tax losses carried forward accounted for under 'Financial fixed assets' can be considered a 'Current asset'.

TAX CHARGE ON PROFIT OR LOSS ON NORMAL OPERATIONS

Amounts in millions of euro	2004	2003	2002
Current tax	–335	–123	186
Changes in deferred taxes	603	–134	797
Taxes on profit or loss on normal operations	268	–257	983

TAX LOSSES CARRIED FORWARD AND RELATED RECOGNIZED TAX ASSETS

Amounts in millions of euro	Dec. 31, 2004		Dec. 31, 2003
	Tax losses carried forward	Recognized tax assets	Tax losses carried forward	Recognized tax assets
Koninklijke KPN corporate tax	3,156	897	4,993	1,659
BASE corporate tax	772	138	772	-
E-Plus trade tax	1,902	80	7,131	87
E-Plus corporate tax	20,744	-	25,502	-
Other	416	36	427	25
Total	26,990	1,151	38,825	1,771

Tax losses carried forward reflect our current best estimate. Note that tax losses carried forward are subject to the assessment of the tax authorities. The reduction of the German tax losses carried forward is caused by the capitalization of certain assets for German tax purposes, which had been considered impaired previously.

[9] Result from participating interests

In 2004, the result from participating interests included a downward valuation adjustment of our interest in Digitenne amounting to EUR 12 million.

In 2003, KPN Mobile agreed to sell its participating interest in Hutchison 3G UK. The legal transfer will take place at the latest on December 31, 2007. As the sale was fixed in November 2003, the write-down of our interest to nil in 2002, has been reversed for the net selling price of EUR 119 million. Upon the sale of our 20.3% interest in Český Telecom we have also reversed an impairment charge of EUR 46 million.

In 2002, impairment charges of EUR 1,166 million and EUR 156 million related to Hutchison 3G UK and Český Telecom respectively were charged to income from participating interests. Furthermore, as a result of the bankruptcy of KPNQwest the net asset value of KPNQwest (EUR 270 million) was written down in 2002. Other income from participating interests amounted to a loss of EUR 108 million, reflecting the inclusion of the operating losses of KPNQwest.

[10] Minority interests

In 2004, minority interests represent, amongst other, minority stakes of NTT DoCoMo in KPN Mobile (2.16%; 2003: 2.16%), of Telstra in Xantic (35%; 2003: 35%), of various third parties in Digitenne (60%) and of various third parties in SNT (6.3%; 2003: 49.22%) and PanTel (24.81%; 2003: 24.81%). As Digitenne has a negative equity, the minority interest of third parties could not be fully attributed. Therefore KPN recorded a loss of EUR 29 million on Digitenne.

In 2003, the minority interests included the minority's share of the impairments on goodwill within SNT (EUR 15 million) and within Xantic (EUR 12 million), the effect of the agreement with the Dutch tax authorities (EUR 23 million), the reversal of the impairment charge on UMTS licenses of BASE (EUR 2 million loss) and the recognition of tax losses carried forward regarding E-Plus (EUR 1 million loss).

In 2002, KPN converted EUR 14 billion of its outstanding shareholder loans to KPN Mobile into equity.
As NTT DoCoMo decided not to exercise their anti-dilution rights, this resulted in a dilution of NTT DoCoMo from 15% to 2.16% and a loss for us of EUR 104 million relating to NTT DoCoMo's minority interest in KPN Mobile.

[11] Earnings per share

The following table shows the average number of subscribed ordinary shares and calculates the weighted average number of subscribed ordinary shares/weighted average number of subscribed ordinary shares taking into account the dilution effect.

Number of shares	2004	2003	2002
Weighted average number of subscribed ordinary shares outstanding	2,385,418,773	2,468,678,426	2,423,921,066
Dilution effects:
Options issued for option plans	2,672,143	3,116,877	442,607
Exchange right	-	-	111,158,230
Convertible bonds	16,252,929	67,187,110	74,478,649
Adjustment due to loss after taxes	-	-	–186,079,486
Weighted average number of subscribed ordinary shares outstanding including dilution effects	2,404,343,845	2,538,982,413	2,423,921,066

Due to our net loss for 2002, the number of weighted average shares outstanding used to calculate net earnings per ordinary share on a fully diluted basis is identical to that used in the basic per share calculation as inclusion of potential common shares would be anti-dilutive.

The following table contains the basis for the earnings per share calculations:

Amounts in millions of euro	2004	2003	2002
Profit or loss after taxes	1,511	2,731	–9,542
Adjustment: net interest expenses, convertible bond	8	31	N/A
Profit or loss after taxes including dilution effects	1,519	2,762	–9,542

Back to content

Notes to the Consolidated Balance Sheet

General note

For the segment information, please refer to the section titled 'Segment Reporting'.

Fixed assets

[12] Intangible fixed assets

STATEMENT OF CHANGES IN INTANGIBLE FIXED ASSETS

Amounts in millions of euro	Licenses	Goodwill	Total
Amortization rate in %	2-10	5-20
Historical cost	9,981	21,787	31,768
Accumulated amortization/impairments	–5,524	–17,661	–23,185
Balance at December 31, 2003	4,457	4,126	8,583
Changes in 2004
Investments	1	19	20
Amortization	–128	–254	–382
Impairments	-	–8	–8
Reversal of impairments	16	-	16
Exchange rate differences (including other)	2	–4	–2
Total changes	–109	–247	–356
Historical cost	9,907	21,771	31,678
Accumulated amortization/impairments	–5,559	–17,892	–23,451
Balance at December 31, 2004	4,348	3,879	8,227

LICENSES
On December 31, 2004, our licenses mainly related to mobile frequencies in Germany for EUR 3,324 million (2003: EUR 3,410 million), the Netherlands for EUR 785 million (2003: EUR 805 million) and Belgium for EUR 210 million (2003: EUR 209 million).

The total book value of our UMTS licenses amounted to EUR 3,154 million in Germany (2003: EUR 3,220 million), EUR 703 million in the Netherlands (2003: EUR 711 million) and EUR 89 million in Belgium (2003: EUR 73 million).

Amortization is calculated according to the straight-line method and is recognized as from the date that services are actually being offered under the license. The terms of these licenses are used as amortization periods. The German UMTS license expires on December 31, 2020, while the Dutch license expires on December 31, 2016. The Belgian license expires on March 15, 2021.
We started rendering services in 2004 under the UMTS licenses in the Netherlands and Germany and therefore started amortizing these licenses. As no services are currently offered under the UMTS license in Belgium, we have not yet started amortizing this license. During 2004, we reversed an amount of EUR 16 million of the previously recognized impairment of the UMTS license of BASE.

When performing an impairment test on the carrying value of licenses, we estimate their recoverable amount, which is defined as the higher of an asset’s net selling price and its value in use. For determining the net selling price, we generally use market information and may use other methods if they appear to be appropriate given the specific facts and circumstances.
The methodology utilized for determining the net selling price of the UMTS licenses was based on a variation of the Income Approach, the 'Jefferson Pilot method'.

The Income Approach is based on the discounted cash flow ('DCF') valuation. This involves the use of projections of revenues and expenses and other sources and uses of cash. Factors which form the basis for expected future financial performance include: historical growth, business plans for the asset, anticipated needs for working and fixed capital and historical and expected levels of operating profitability. In addition, the asset’s ability to generate cash flows beyond the forecast horizon is captured in the terminal value. These future cash flows and the terminal value are then discounted to the present at a rate of return that is commensurate with the asset’s inherent risk.

Within the Income Approach the 'Jefferson Pilot method' attempts to isolate the income that is properly attributable to the license (i.e., apart from tangible and other identified intangible assets, and goodwill). In order to leave out goodwill elements, the 'Jefferson Pilot method' assumes that the entity would hypothetically obtain a license and build a new operation with similar attributes from scratch ('greenfield').

Our mobile operators are building their UMTS service capability on the foundation of their existing DCS networks, and would operate both at the same time for the foreseeable future. That is, the new UMTS license and network will be incremental to, not replacing, the existing DCS license and network. As a result, the UMTS build-up model is superimposed on an existing DCS platform going business (rather than treated as a true 'greenfield'). Therefore, within the 'Jefferson Pilot method', the cash flow projections for the entire reporting units are separated into the respective DCS and UMTS businesses.

For a discussion of VAT claimed by KPN on UMTS licenses in the Netherlands (and our involvement regarding the same VAT issue in other countries), please refer to the section titled 'Contingent Assets'.

GOODWILL
On December 31, 2004, our goodwill amounted to EUR 3,783 million for E-Plus (2003: EUR 4,026 million), EUR 26 million for BASE (2003: EUR 28 million) and EUR 70 million for other activities (2003: EUR 72 million).

Regular amortization of goodwill on E-Plus and BASE is calculated according to the straight-line method based on the estimated useful life of 20 years. The amortization period is in line with the terms of these UMTS licenses.

When determining the value of goodwill for impairment purposes, we generally utilize the same methodology as described under licenses. Consideration is also given to the facts and circumstances of the situation. For example, when a buyer would be willing to pay a strategic premium to the seller because of the synergistic benefits achieved through the assimilation of the acquired reporting unit within the buyer’s portfolio. Upon completion of the analysis, we have reviewed market data and information (including multiples) to check the reasonableness of the outcome.

[13] Property, plant and equipment

STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT

Amounts in millions of euro	Land and buildings	Plant and equipment	Other tangible fixed assets	Fixed assets under construction	Total
Depreciation rate in %	0-10	5-33	10-33
Historical cost	1,774	15,729	1,240	725	19,468
Accumulated depreciation/impairments	–893	–8,647	–809	-	–10,349
Balance at December 31, 2003	881	7,082	431	725	9,119
Changes in 2004
Additions/transfers	61	1,523	272	–148	1,708
Disposals	–11	–3	–42	-	–56
Changes in consolidations	–1	55	2	-	56
Depreciation	–100	–1,627	–262	-	–1,989
Impairments (net) and retirements	–4	–28	–2	-	–34
Exchange rate differences	1	-	1	-	2
Total changes	–54	–80	–31	–148	–313
Historical cost	1,796	16,069	1,262	577	19,704
Accumulated depreciation/impairments	–969	–9,067	–862	-	–10,898
Balance at December 31, 2004	827	7,002	400	577	8,806

Property, plant and equipment primarily concerns assets located in the Netherlands (2004: approx. 70%; 2003: approx. 73%) and Germany (2004: approx. 25%; 2003: approx. 22%).

Included in the additions/transfers are non-cash items amounting to EUR 10 million (2003: EUR 78 million). These non-cash additions relate partly to capitalized asset retirement obligations of EUR 30 million (2003: EUR 30 million). In 2003, the non-cash additions also relate to dismantling obligations for assets acquired from MobilCom. No cash consideration was paid, as we took over MobilCom's lease and dismantling commitments. As not all sites would be integrated in our network, we estimated the amount of lease termination and dismantling expenses for these sites at EUR 48 million, which amount has been capitalized as part of the costs of the sites that will be integrated. In 2004, based on a revised rollout plan for UMTS, our estimate of the dismantling expenses for the MobilCom sites was reduced by EUR 20 million, resulting in a negative adjustment to the non-cash addition of EUR 20 million.

The impairments during 2004 amounted to EUR 34 million (2003: EUR 124 million). For further details, refer to note [4].

The book value of the property, plant and equipment of which we are the beneficial owner under financial lease programs totaled EUR 103 million (2003: EUR 68 million). For details on the financial leases, we refer to the section Financing.

We have entered into a qualified technical equipment lease arrangement, by means of which certain network equipment with a total book value at December 31, 2004 of EUR 21 million (2003: EUR 33 million) is leased to a US Owner Trust and subsequently leased back through a financial lease back obligation. This lease arrangement ends in 2017.

Except for cables, the value of property, plant and equipment based on depreciated replacement cost is not significantly different from the value of these assets based on historical cost accounting. The current value of cables, which is based on depreciated replacement cost, is approximately EUR 500 million above book value.

[14] Financial fixed assets

STATEMENT OF CHANGES IN FINANCIAL FIXED ASSETS

Amounts in millions of euro	Participating interests	Loans to participating interests	Other loans	Deferred tax asset	Other prepayments and accrued income	Total
Balance as of December 31, 2003	194	19	119	1,849	137	2,318
Changes in 2004
Acquisitions/increases	-	8	-	-	-	8
Disposals	–47	-	-	-	-	–47
Changes in consolidation	15	–20	-	-	-	–5
Withdrawals/redemptions	-	-–1	–45	-	-	–46
Loss from participating interests	–11	-	-	-	-	–11
Other changes	-	5	-	–632	11	–616
Total changes	–43	–8	–45	–632	11	–717
Balance as of December 31, 2004	151	11	74	1,217	148	1,601

PARTICIPATING INTERESTS
At December 31, 2004, our participating interests mainly relate to our share in Infonet Services Corp., Intelsat Ltd. and EuroWeb International Corp., which was deconsolidated in May 2004. As of May 1, 2004 we ceased consolidating the results of EuroWeb International Corp. as our shareholding fell below 50% partly because of the shares issued by EuroWeb to a third party and partly because of open market sales of part of our shares in the company.

During 2004, we sold our 3.5% interest in Eutelsat S.A., our 8% interest in China Resources Peoples Telephone Company and our 45% interest in Volker Wessels Netwerk Bouw B.V.

OTHER LOANS
At December 31, 2004, our other loans include receivables on Hutchison Whampoa Limited ('HWL') for an amount of EUR 41 million (2003: EUR 41 million) and MobilCom for an amount of EUR 27 million (2003: EUR 53 million).

KPN Mobile and HWL agreed that HWL acquires, or procures the acquisition of, KPN Mobile's 15% shareholding in Hutchison 3G UK for an aggregate purchase price of GBP 90 million (EUR 128 million). GBP 60 million (EUR 87 million) was received in cash on November 7, 2003; the remaining balance of EUR 41 million, recognized as a loan, will be due in three equal installments of GBP 10 million each payable on the last day of 2005, 2006 and 2007 (the 'Due Dates') or earlier upon HWL's request.

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

E-Plus reached an agreement with MobilCom on the termination of their national 2.5G roaming agreement for an amount of EUR 210 million. An amount of EUR 20 million was paid in December 2002, followed by a payment of EUR 110 million in February 2003. The remainder of EUR 80 million is received in cash in installments through 2006. The first payment was received in 2004. Of the remaining EUR 53 million, an amount of EUR 27 million has been recognized under financial fixed assets as a loan. The short-term part of EUR 26 million is part of the current assets. France Télécom guarantees this loan.

On December 31, 2004, total long-term loans to employees amounted to EUR 1 million (2003: EUR 4 million).

PREPAYMENTS AND ACCRUED INCOME
 Prepayments and accrued income includes the long-term part of the deferred tax assets for an amount of EUR 1,217 million (2003: EUR 1,849 million). See also Note [8], 'Tax on profit or loss'.

In 2004, we entered into a cross currency swap transaction to change the interest rate profile of the Eurobond 2001 – 2008 GBP from a fixed to a floating rate. Because of the negative market value of the original swaps, the rehedge resulted in a cash outflow of EUR 39 million, of which EUR 17 million has been capitalized and will be amortized to the interest expense over the remaining lifetime of the Eurobond.

In 2003, we rehedged the fixed euro rate cross-currency swap on the USD 1 billion Global Bond 2000 – 2030, which resulted in a total cash outflow of approximately EUR 313 million, of which EUR 72 million represents differences in future interest expenses. The amount of EUR 72 million has been capitalized and will be amortized to interest expense over the remaining lifetime of the Global Bond.

The current value of our financial fixed assets does not materially deviate from the book value.

CURRENT ASSETS

[15] Inventory

Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
Work in progress	32	20
Resources, parts, tools and measuring instruments	97	62
Finished goods	116	82
Other inventory	28	30
Total inventory, gross	273	194
Allowance for obsolescence	–25	–30
Total inventory, net	248	164

[16] Receivables

Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
Trade receivables	1,238	1,268
Deferred tax assets	59	58
Taxes and social securities	324	61
Other receivables	51	65
Total	1,672	1,452

Trade receivables are stated net of an allowance of EUR 214 million for bad debts (2003: EUR 264 million).

None of the receivables has a term of more than one year (2003: none).

[17] Cash and cash equivalents

Cash and cash equivalents relate to cash at bank and in hand, as well as temporarily employed cash equivalents with an original term of less than three months.

Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
Cash equivalents with an original term of less than three months	1,299	1,562
Cash at bank	272	276
Cash in hand	2	1
Total	1,573	1,839

Cash and cash equivalents at December 31, 2004 are denominated in euro (97%), US dollar (1%) and other currencies (2%).

At December 31, 2004, our total outstanding bank guarantees amounted to EUR 65 million (2003: EUR 116 million).

Due to German Capital Maintenance Rules, we are obliged to keep certain funds available at E-Plus. As of December 31, 2004, E-Plus had cash and cash equivalents of approximately EUR 699 million.

Cash and cash equivalents which are not at free disposal to the company for a period more than 12 months are classified as financial fixed assets.

GROUP EQUITY

[18] Shareholders' equity

For a breakdown of shareholders' equity, please refer to the Statement of Changes in Shareholders' Equity and the separate section titled ‘Movements in Shareholders' equity’.

[19] Minority interests

Amounts in millions of euro	2004	2003
Opening balance	196	272
Result for the year	47	–67
Other changes	–99	-
Exchange rate differences	-	–9
Closing balance	144	196

This item pertains in particular to minority shareholdings in KPN Mobile, Digitenne, Xantic, SNT and PanTel. Other changes mainly related to the decrease of the minority interest in SNT to 6.3% (in 2003: 49.22%).

PROVISIONS

[20] Pension provisions

Amounts in millions of euro	Early retirement	Restructuring and redundancy	Other	Total
Balance as of December 31, 2001	304	547	8	859
Withdrawals	–59	–73	–2	–134
Additions	80	-	5	85
Interest	12	22	1	35
Releases	-	–35	-	–35
Changes in consolidation	1	-	-	1
Balance as of December 31, 2002	338	461	12	811
Withdrawals	–73	–88	–1	–162
Additions	83	59	3	145
Interest	14	21	-	35
Releases	-	–14	-	–14
Changes in consolidation	–1	-	-	–1
Balance as of December 31, 2003	361	439	14	814
Withdrawals	–64	–77	-	–141
Additions	100	8	3	111
Interest	17	18	-	35
Releases	–11	–2	–2	–15
Balance as of December 31, 2004	403	386	15	804

Pension provisions are based on actuarial principles and stated at net present value, using an average discount rate of 4.5% (2003: 4.5%). Of these provisions, EUR 132 million has a term of less than one year, of which EUR 58 million relates to the provision for early retirement, EUR 69 million to the restructuring and voluntary departures and EUR 5 million to other provisions. Of these provisions, an amount of EUR 536 million has a term longer than one year but less than 5 years. The remaining portion has a term longer than 5 years.

The provision for early retirement relates to commitments by virtue of pre-pension payments and commitments by virtue of future payments to employees who wish to take early retirement.

Of the provision for restructuring and redundancy EUR 372 million relates to the costs for employees who have voluntarily left or will leave the Company in 2005 under the Social Plan that was agreed with the trade unions and Works Council in 2001. Approximately 2,300 employees of age 55 or older were offered an early retirement scheme under conditions similar to the existing early retirement plan. The remainder of the provision for restructuring and redundancy relates to the entitlement to redundancy pay of employees who worked as civil servants for the Netherlands Postal and Telecommunications Services (PTT) before January 1, 1989 and became redundant before January 1, 1996.

[21] Deferred tax liabilities

For information on deferred tax liabilities we refer to note [8], 'Tax on profit or loss'.

[22] Other provisions

Amounts in millions of euro	Restructuring and redundancy	Other	Total
Balance as of December 31, 2001	250	38	288
Withdrawals	–115	–11	–126
Additions	130	76	206
Release	–18	–30	–48
Changes in consolidations	1	16	17
Balance as of December 31, 2002	248	89	337
Change of accounting principles	–	72	72
Balance as of January 1, 2003	248	161	409
Withdrawals	–104	–13	–117
Additions	74	127	201
Interest	-	7	7
Release	–59	–23	–82
Exchange rate differences	–2	–2	–4
Balance as of December 31, 2003	157	257	414
Withdrawals	–80	–23	–103
Additions	80	44	124
Interest	-	8	8
Release	–41	–19	–60
Exchange rate differences	-	-	-
Balance as of December 31, 2004	116	267	383
Restructuring and redundancy provision
The restructuring and redundancy provision at December 31, 2001 relates to the redundancy costs associated with the Social Plan that was concluded in 2001 with the Works Council and trade unions, which provides for the reduction of our workforce in the Netherlands by at most 5,280 employees. The plan resulted in approximately 2,300 redundancies under a voluntary early retirement scheme, for which a provision was set up that is included under pension provisions as a provision for restructuring and redundancy, and 2,900 compulsory layoffs.

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

We reached agreement with the Works Council on a voluntary personnel reduction plan in the fourth quarter of 2002. This new plan was applicable for a four-month period starting November 2002 in certain areas of KPN and provided for financial incentives for employees that voluntarily would leave KPN. During this period, no compulsory redundancies could be made in those areas covered by the Social Plan that was concluded with the trade unions and works council in 2001. In line with this new plan and due to the ongoing restructuring of operations, a number of departments and positions were appointed that would become redundant in 2003. A number of 650 redundancies were appointed at the Fixed Network Division. A substantial part of these redundancies were employed within the Company, which led to a release of the provision of EUR 9 million.

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

At the end of 2003, Xantic identified approximately 250 employees who will be redundant over the coming three years. Consequently, EUR 13 million was recognized as a restructuring provision. At SNT, 250 employees were made redundant, of which 145 were forced to leave in the first quarter of 2004. During 2003, the further reduction in office space as a result of the restructuring continued. Due to the deteriorated real estate market for office buildings KPN was not able to find new renters for all vacant buildings. As a result, a charge of EUR 47 million was recognized in 2003.

The introduction of new technologies and efficiency measures led to a initial reduction at the beginning of 2004 in the Fixed division of approximately 800 employees. Due to natural attrition and employees who found a new job within KPN, only a total number of 250 employees of these 800 were made redundant. As a consequence, a restructuring charge was recognized of EUR 17 million. In the second half of 2004, an addition of EUR 9 million was recognized for the restructuring at BASE in Belgium. At KPN EnterCom, restructuring was announced in October 2004 of approximately 750 employees, which will be made redundant before the end of 2005. In 2004, a provision was recognized of EUR 20 million in relation to approximately 265 employees at KPN EnterCom, which were made redundant in 2004. The remainder of the addition to the restructuring provision related to various minor restructurings.

At the end of 2004, a restructuring was announced relating to the IT-activities in order to become more effective and to offer new services to the market at lower costs. This will result in a loss of approximately 700 jobs in the period 2005-2007. No restructuring charge was yet recognized in 2004.

The total release of EUR 41 million included a release of EUR 18 million, which was recognized as a result of renegotiations with Atos Origin relating to revenue guarantees. The other releases related to employees who found a new job within KPN.

Of the total provision for restructuring and redundancy, approximately EUR 70 million had a term of less than one year. It is anticipated that the remainder has a term of less than 5 years.

Other provisions
Other provisions related to various risks and commitments such as asset retirement obligations, guarantees, claims and litigations and dismantling obligations for assets acquired from MobilCom. The asset retirement obligations at December 31, 2004 amounted to EUR 189 million (2003: EUR 152 million), of which EUR 13 million has a term of less than five years (2003: EUR 62 million). The dismantling obligations for assets acquired from MobilCom amounts to EUR 28 million at December 31, 2004 (2003: EUR 48 million). Most other provisions have a term of less than five years.

LONG-TERM LIABILITIES

[23] Loans

Amounts in millions of euro	Convertible subordinated	Bonds	Zero coupon	Other (including financial lease obligation)	Total
Balance as of December 31, 2003	1,127	7,669	4	407	9,207
Short-term portion of opening balance	-	875	-	75	950
New loans	-	2,125	-	30	2,155
Redemptions	–800	–2,036	-	–95	–2,931
Exchange rate differences	-	-	-	–2	–2
New consolidation	-	-	-	81	81
Other	-	–22	-	-	–22
Short-term portion of closing balance	–327	–992	–4	–323	–1,646
Balance as of December 31, 2004	-	7,619	-	173	7,792

For further details on our financing position, please refer to the section titled 'Financing'.

CURRENT LIABILITIES

[24] Other debts

Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
Short-term portion of long-term liabilities	1,646	950
Bank overdraft	4	2
Accounts payable, trade	844	970
Taxes and social security contributions	197	161
Other current liabilities	22	24
Total	2,713	2,107

The short-term portion of long-term liabilities contains, among other liabilities, the Syndicated loan amounting to EUR 204 million, the Global bonds 2000-2005 for an amount of EUR 992 million and the Subordinated Convertible bond amounting to EUR 327 million.

[25] Accruals and deferred income

Accruals and deferred income concerns amounts received in advance for revenues that will be recognized in future years, outstanding invoices and other amounts payable.

Accruals and deferred income also contains an amount of EUR 161 million of interest payable (2003: EUR 211 million).

Back to content

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

[26] Net cash flow provided by/used in operating activities

Net cash flow from operating activities in 2004 decreased by EUR 118 million. This decrease is mainly caused by lower tax receipts from tax authorities amounting to EUR 170 million (net taxes received in 2004 amounted to EUR 8 million (2003: EUR 178 million)), lower receipts from the termination agreement of MobilCom amounting to EUR 83 million, increased cash outflows with respect to inventory and trade receivables (respectively EUR 148 million and EUR 85 million) partly compensated by lower interest payments. Net interest paid in 2004 amounts to EUR 752 million (in 2003 EUR 976 million).

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

In 2003, the net interest paid amounted to EUR 976 million including a payment of EUR 72 million representing differences in future interest expenses resulting from our rehedge of our cross-currency swaps. Net corporate taxes received in 2003 amounted to EUR 178 million. Other items included in net cash flow provided by operating activities in 2003 were dividends received from Český Telecom (EUR 81 million), capital tax paid related to the refinancing of KPN Mobile (EUR 77 million) and the payment in 2003 of the pension shortfall as calculated in December 2002 (EUR 52 million).

The agreement with the Dutch tax authorities has not resulted in a cash flow, however has had an effect within cash flow provided by operating activities. The increase in deferred tax assets amounted to EUR 2,105 million, the increase in the provision for deferred tax liabilities amounted to EUR 1,025 million, together equaling the net effect of EUR 1,080 million on net result.

The agreement also led to a offsetting of EUR 592 million of current tax payables with deferred tax assets mentioned above, because KPN can use the tax-losses carried forward of EUR 6 billion to offset the current tax payable. This led to a negative change in working capital.

[27] Net cash flow used in investing activities

The table below is a three-year summary of our investments and additions and reconciliation to the cash flow used in investing activities:

Amount in millions of euro	2004	2003	2002
Additions to intangible fixed assets	–20	–6	–1,270
Additions to property, plant and equipment	–1,708	–1,499	–1,137
Additions to financial fixed assets	–8	–107	–88
Total investments and additions	–1,736	–1,612	–2,495
Less: non-cash items	–10	172	1,358
Less: proceeds from sale of assets	227	1,392	802
Less: additional investment group companies	–75	-	-
Total cash flow used in investing activities	–1,594	–48	–335
Additions to intangible fixed assets
In 2004, investments totaled EUR 20 million (in 2003: EUR 6 million). Additions in 2002 related mainly to the (non-cash) goodwill of EUR 1,253 million arising from the acquisition of the remaining 22.51% stake in E-Plus from BellSouth in exchange for 234.7 million of our shares.
Additions to property, plant and equipment
In 2004, the additions to tangible fixed assets amounted to EUR 1,708 million (2003: EUR 1,499 million 2002: EUR 1,137 million). This amount included non-cash items such as capitalized asset retirement obligations amounting to EUR 30 million (2003: EUR 30 million) and a release relating to lease and dismantling obligations amounting to EUR 20 million (in 2003 an addition of EUR 48 million) relating to acquired MobilCom assets.
Additions to financial fixed assets
In 2004, total additions to financial fixed assets amounted to EUR 8 million (2003: EUR 107 million; 2002: EUR 88 million). In 2003 the additions included amounts still to be received from Hutchison Whampoa Limited (EUR 41 million) and MobilCom (EUR 53 million). These additions have been adjusted for the cash flow used in investing activities.
Proceeds from sale of assets
In 2004, total proceeds from sales of assets amounted to EUR 227 million. These proceeds included EUR 73 million relating to the sale of Eutelsat S.A., EUR 30 million relating to the sale of PTC, EUR 73 million relating to the sale of various tangible fixed assets, EUR 24 million relating to Volker Wessels Netwerk Bouw B.V. and EUR 27 million relating to the repayment by MobilCom of a loan provided to them.

In 2003, total proceeds from sales of assets amounted to EUR 1,392 million; including the proceeds of the sale of our Directory Services (EUR 500 million), our interests in Český Telecom (EUR 570 million), Hutchison 3G UK (EUR 87 million), Inmarsat (EUR 70 million), UMC (EUR 72 million, which includes the redemption of our loan) and Vision Networks Tsjechië Holding (EUR 55 million) as well as the proceeds from the sale of various other assets including real estate.

In 2002, total proceeds from sales of assets amounted to EUR 802 million. These proceeds included EUR 603 million from the sale of Pannon GSM as well as the sale of various other assets, including real estate.

Additional investment in group companies
During 2004, we increased our interest in SNT from 50.78% to 93.7% for an amount of EUR 75 million.

[28] Net cash flow used in financing activities

Amounts in millions of euro	2004	2003	2002
Share repurchase program	–1,009	-	-
Shares purchased for option plans	–33	–8	-
Dividends	–796	-	-
Floating Rate Notes	-	-	–3,325
Eurobonds contracted	1,120	-	-
Eurobonds redeemed	–1,0532)	–1,628	–823
Global bonds	-	–3871)	–737
Project financing E-Plus facility 2001	-	-	–1,881
European Investment Bank loan	-	-	–227
(Subordinated) BellSouth loan	-	–1,638	–999
Subordinated convertible bond	–800	–373	-
(Subordinated) State loans	-	–258	-
Other (net)	–65	–561	–337
Net cash flow used in financing activities	–2,636	–4,853	–8,329

  including EUR 241 million related to the rehedge of cross currency swaps including EUR 22 million related to the rehedge of cross currency swaps

2004
In 2004, total cash flow provided by financing activities amounted to EUR 2,636 million, consisting of a cash inflow of EUR 1,120 million, offset by a cash outflow of EUR 3,756 million.

In March 2004, we announced a share repurchase program for an initial amount of up to EUR 500 million. This program was completed in the second quarter of 2004. We repurchased through open market repurchases 80.6 million shares at an average purchase price of EUR 6.20 per share. On June 28, 2004, we announced a second share repurchase program for an amount of up to EUR 1 billion. As of December 31, 2004, we repurchased an amount of EUR 515 million worth of shares under this second share repurchase program, of which EUR 509 million settled in 2004 with an average purchase price of EUR 6.19 per share. During the completion of the first share repurchase program we also repurchased an amount of EUR 33 million worth of our own shares, with an average purchase price of EUR 6.04 per share, to cover exposure related to share option plans.

On April 28, 2004, we paid a dividend of EUR 0.25 per share resulting in a cash outflow of EUR 606 million. The EUR 0.25 per share comprised a dividend of EUR 0.12 and an additional special dividend of EUR 0.13. In August 2004, we paid a 2004 interim dividend of EUR 0.08 per share, with a total cash outflow of EUR 190 million.

In February 2004, we used an interest rate swap to change the interest rate profile of the Eurobond 1998 – 2008 from a fixed rate of 4.75% to a 6 months floating rate with a spread above EURIBOR of 1.24%. Also in February 2004, we entered into a cross currency swap transaction to change the interest rate profile of the Eurobond 2001 – 2008 GBP from a fixed rate of 7.9% to a 6 months floating rate with a spread above EURIBOR of 3.14%. This cross currency swap transaction became effective as of April 11, 2004. Because of the negative market value of the original swaps, the rehedge resulted in a cash outflow of EUR 39 million. The lower GBP rate in the rehedge resulted in a decrease of the euro equivalent of the Eurobond 2001 – 2008 GBP, resulting in a gross debt reduction of EUR 22 million. The remaining cash outflow of EUR 17 million represents differences in future interest expenses and is recognized as part of the net cash flow provided by operating activities.

In accordance with our regular redemption schedule we redeemed EUR 875 million of the Eurobond we issued in June 1999, which matured on June 30, 2004.

On July 21, 2004, we successfully completed (i) our offer to exchange our Eurobond 2001 – 2006 with a nominal value of EUR 1,005 million for the Eurobond 2004 - 2011 and (ii) our offer to purchase for cash our outstanding Eurobond 1996 – 2006 with a nominal value of EUR 156 million and our outstanding Convertible Bond 2000 – 2005 with a nominal value of EUR 800 million. In total, a nominal amount of EUR 1,961 million was exchanged and repurchased, which was financed through a new issuance of a Floating Rate Note due 2009 for a total amount of EUR 700 million and of a Eurobond due 2011 for a total amount of EUR 1,425 million. The EUR 700 million Floating Rate Notes due 2009 were swapped through an interest rate swap from a floating interest rate into a fixed coupon of 4.02%.

Finally, the category Other in 2004 included, (early) redemptions of EUR 31 million of Private Loans maturing in 2005 and 2006 and EUR 44 million of financial leases of E-Plus. On the other hand, E-Plus contracted EUR 30 million of financial leases in December 2004.

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

In accordance with our regular redemption profile we also redeemed approximately EUR 258 million of our loans provided by the State of the Netherlands in 1989.

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

In January 2002 we entered into an agreement with BellSouth under which BellSouth agreed to exchange its 22.51% interest in E-Plus for 234.7 million of our ordinary shares. The original shareholder loans from BellSouth to E-Plus, amounting to EUR 2,154 million, were assumed by Koninklijke KPN by borrowing this amount under the subordinated loan facility between BellSouth and us. In December 2002 we redeemed EUR 516 million under the loan facility with BellSouth. In February 2002, we redeemed EUR 483 million that was outstanding under the original subordinated loan agreement with BellSouth.

Finally, the category other in 2002 included redemptions of EUR 111 million of a portion of the Private Loans maturing in 2006, EUR 55 million of a portion of the Private Loans maturing in 2005, EUR 64 million of the Zero Coupon Loan maturing in 2005 and EUR 9 million of the Zero Coupon Loan maturing in 2007.

Back to content

Notes to the Statement of Changes in Shareholders' Equity

In 2004, our shareholders' equity decreased to EUR 6,821 million. The changes in our shareholders' equity mainly related to the profit for the year (EUR 1,511 million), purchases and cancellation of own shares amounting to respectively EUR -42 and EUR –1,000 million, dividend payments amounting to EUR -796 million, the estimated dividend tax charge relating to the purchase of own shares (EUR –52 million), the repricing effect of options (EUR 9 million) which is directly charged to income and the exercise of options amounting to EUR 28 million.

Per October 28, 2004 and December 16, 2004 we cancelled respectively 80,627,065 and 80,969,811 repurchased ordinary shares under our announced initial and second share repurchase programs dated March 11, 2004 and June 28, 2004.

In 2003, our shareholders' equity increased to EUR 7,163 million. The changes in our shareholders' equity related to the profit for the period (EUR 2,731 million), the effect resulting from changes in accounting principles (EUR –6 million), purchases of own shares (EUR –8 million), the consolidation of Stichting Werknemersaandelen KPN (EUR –17 million), a corporate tax effect related to Vision Networks (EUR –11 million), the reversal of the profit and loss charge related to the repricing of our management and employee options (EUR 12 million) and exchange rate differences on participating interests (EUR –46 million).

In 2002, our shareholders' equity decreased by EUR 7,480 million to EUR 4,508 million at December 31, 2002. Major changes in our shareholders' equity were related to the loss for the period (EUR 9,542 million), the positive effect of the share issue to BellSouth resulting from the exchange agreement (EUR 1,253 million) and the effect of the consolidation of Vision Networks (EUR 745 million).

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

In 2002, Vision Networks signed letters of intent with respect to the sale of its remaining interests in Poland and the Czech Republic. Consequently, the Supervisory Board of Vision Networks resigned on October 8, 2002, whereupon we, as the sole shareholder, regained financial control. We revalued our stake in Vision Networks to net asset value. This resulted in an increase of EUR 745 million in our shareholders' equity, consisting of EUR 697 million as a consequence of the valuation at net asset value and EUR 48 million as an adjustment for corporate taxes related to Vision Networks.

[29] Subscribed capital stock

Share capital

Our authorized capital stock totals EUR 1,920,000,000, divided into 4 billion ordinary shares of EUR 0.24 each, one special share of EUR 0.48 and 3,999,999,998 Class B preferred shares of EUR 0.24. After cancellation of 161,596,876 ordinary shares, a total of 2,329,399,968 ordinary shares are outstanding as per December 31, 2004, plus the special share. The State of the Netherlands holds the special share and 20.69% of our ordinary shares as of December 31, 2004 (2003: 19.35%). The ordinary shares and Class B preferred shares carry the right to cast one vote; the special share carries the right to cast two votes. The ordinary shares are registered or payable to bearer. Shareholders may request the Company to convert their bearer shares to ordinary registered shares and vice versa. The special share is registered.

Treasury shares
Due to the demerger of TPG N.V. from our Company, the management share options and the convertible bonds for employees existing at the time of the demerger entitled the holders to both a share in KPN and a share in TPG. To cover these options and convertible bonds, a foundation was incorporated on May 29, 1998 (Stichting Werknemersaandelen KPN). This foundation covered all commitments related to these options and convertible bonds by purchasing shares.

We provided a long-term loan to Stichting Werknemersaandelen KPN, which loan was partly funded by a loan from TPG to us. Pursuant to the Articles of Association and agreements made with TPG regarding the management of Stichting Werknemersaandelen KPN and its temporary nature, the foundation was not consolidated.

In 2003, Stichting Werknemersaandelen KPN sold its remaining TPG shares. The funds were used to partly redeem the outstanding loan to us.

On December 23, 2003, the Articles of Association of Stichting Werknemersaandelen KPN were amended. Further to this amendment we regained management control, obliging us to consolidate Stichting Werknemersaandelen KPN. The KPN shares held by Stichting Werknemersaandelen KPN were recorded as a repurchase of own shares and deducted from the other reserves for EUR 17 million, being equal to the amount of the remaining loan from us to Stichting Werknemersaandelen KPN.

On March 11, 2004, we announced a share repurchase program for an initial amount of up to EUR 500 million. This program was completed in the second quarter of 2004. We repurchased through open market repurchases 80,627,065 shares with an average price of EUR 6.20 per share. On June 28, 2004, we announced a second share repurchase program for an amount of up to EUR 1 billion. So far we repurchased 83,153,936 shares under this second share repurchase program with an average price of EUR 6.20 per share, of which 894,631 shares were settled in January 2005.

On October 28, 2004, we cancelled 80,627,065 ordinary shares we bought with an average share price of EUR 6.20 under our initial share repurchase program of EUR 500 million, which was announced on March 11, 2004. On December 16 2004, we cancelled another 80,969,811 ordinary shares we bought with an average share price of EUR 6.18 under our second repurchase program of EUR 1 billion, which was announced on June 28 2004.

During the completion of the first share repurchase program we also repurchased 5,499,505 of our own share for an amount of EUR 33 million, with an average price of EUR 6.04 per share, to cover share option plans.

During 2004, 5,620,473 options were exercised, as a result of which we sold the same number of treasury shares.

Stichting Werknemersopties KPN

The options, we granted to our management and our employees as from 1998, are partially covered by another foundation (Stichting Werknemersopties KPN), which acquired 20 million of our shares in our share offering of December 2001. We provided a loan of EUR 98 million to Stichting Werknemersopties KPN to finance the purchase of these shares. Stichting Werknemersopties KPN is fully consolidated. The aforesaid amount of EUR 98 million is deducted from Other reserves as repurchased own shares. We purchased 1.5 million shares in 2003. We may use these shares to cover our liabilities under the convertible subordinated notes issued by us in November 2000.

TREASURY SHARES

Number of shares

Balance at January 1, 2002	21,533,885
Converted	–424,280
Balance at December 31, 2002	21,109,605
Purchased	1,500,000
Other	1,254
Balance at December 31, 2003	22,610,859
Sold	–5,620,473
Purchased	168,385,875
Cancelled	–161,596,876
Other	578
Balance December 31, 2004	23,779,963

In the event that more options are exercised than the remaining available treasury shares for option plans and the convertible subordinated notes, we anticipate providing for shares through the issuance of new shares or the purchase of shares in the market.

[30] Additional paid-in capital

The additional paid-in capital is exempt from Dutch tax up to an amount of EUR 11,693 million

(2003: EUR 14,825 million). The decrease of EUR 3,132 million is for an amount of EUR 2,338 million attributable to the settlement of a discussion with the Dutch tax authorities. The remainder of the decrease is nearly completely attributable to the repurchase of our ordinary shares.

[31] Statutory and other restricted reserves

These reserves relate to accumulated translation differences and net profit from participating interests, which cannot be distributed freely.

Back to content

Financing

Long-term debt

OUTSTANDING LONG-TERM LOANS (INCLUDING SHORT-TERM PORTION)

Amounts in millions of euro	December 31, 2004	December 31, 2003	Interest rate as of December 31, 2004
Convertible subordinated
Convertible bond 2000 - 2005	-	1,127	3.5
Bonds
Eurobond 1996 - 2006	279	435	6.5
Eurobond 1998 - 2008	1,500	1,500	Floating
Eurobond 2001 - 2006	564	1,569	7.3
Eurobond 2001 - 2008 GBP 1)	258	280	Floating
Eurobond 2004 - 2009	700	-	4.0
Eurobond 2004 - 2011	1,425	-	4.5
Global bond 2000 - 2005	-	659	-
Global bond 2000 - 2005 USD 1)	-	333	-
Global bond 2000 - 2010 USD 1)	2,002	2,002	7.0
Global bond 2000 - 2030 USD 1)	891	891	Floating
	7,619	7,669
Zero coupon	-	4	8.1
Other
Financial lease obligations	67	38	-
Private loans	8	66	7.5
Syndicated loan	-	204	-
Other	98	99	-
	173	407
Total long-term debt (excluding short-term portion)	7,792	9,207
Short-term portion of long-term debt
Convertible subordinated bond 2000 - 2005	327	-	3.5
Eurobond 1999 - 2004	-	875	4.0
Global bond 2000 - 2005	659	-	6.3
Global bond 2000 - 2005 USD 1)	333	-	6.3
Zero coupon	4	-	8.1
Private Loans	40	13	7.5
Syndicated loan	204	-	5.0
Financial lease obligations	58	45	-
Other	21	17	-
Total short term portion of long-term debt	1,646	950
Bank overdraft	4	2
Total debt	9,442	10,159

1) For more information on the cross-currency swaps related to our foreign currency denominated bonds, please refer to Cross-Currency Swaps within this section.

REDEMPTION SCHEDULE OF TOTAL INTEREST-BEARING DEBT

Amounts in millions of euro	Total	Convertible subordinated	Bonds	Zero coupon	Financial lease obligations	Other
2005	1,650	327	992	4	58	269
2006	924		843		14	67
2007	42				3	39
2008	1,762		1,758		4
2009	704		700		4
2010 and subsequent years	4,360		4,318		42
Total	9,442	327	8,611	4	125	375

Convertible subordinated bond

In 2000, we issued a EUR 1.5 billion Convertible Bond maturing in 2005, which is subordinated to any of our outstanding indebtedness. The conversion price was set at EUR 21.42, which has been adjusted to EUR 20.14 as a consequence of the share issue in December 2001. Convertible bondholders can exchange their bonds for KPN shares until November 24, 2005. During 2003, we redeemed early EUR 373 million of this Convertible Bond through an open market repurchase.

As of November 24, 2002, we are allowed to redeem the bonds early for 100% of the principal value plus accrued interest (subject to the condition that the share trades on the stock exchange for 30% above the conversion price for a period of 30 consecutive days).

On July 21, 2004, we successfully tendered and redeemed amongst other bonds, EUR 800 million of the Convertible Bond 2000 – 2005, following which an amount of EUR 327 million remains outstanding (see Bonds).

Bonds

In 1996, we issued a Eurobond of EUR 590 million, maturing in 2006; we redeemed early EUR 155 million of this bond in 2003. On July 21, 2004, we successfully tendered EUR 156 million of this bond. The outstanding amount of the Eurobond 1996 – 2006 as per December 31 2004 is EUR 279 million.

On November 5, 1998, we issued EUR 1.5 billion of Eurobonds maturing in 2008. In February 2004, we used an interest rate swap to change the interest rate profile of the Eurobond 1998 – 2008 from a fixed rate of 4.75% to a 6 months floating rate with a spread above EURIBOR of 1.24%.

In accordance with our regular redemption schedule we redeemed EUR 875 million of the Eurobond we issued in June 1999, which matured on June 30, 2004.

In April 2001, we issued approximately EUR 2.3 billion of Eurobonds in two tranches: one tranche of EUR 2.0 billion maturing in 2006 and one tranche of EUR 280 million (GBP 175 million) maturing in 2008. The Eurobond 2001 – 2008 GBP was hedged via cross currency swaps to EUR after completion of the transaction in April 2001 to cover the underlying currency exposure. In 2003, we redeemed early EUR 431 million of the Eurobond maturing in 2006. In February 2004, we entered into a cross currency swap transaction to change the interest rate profile of the Eurobond 2001 – 2008 GBP from a fixed rate of 7.9% to a 6 months floating rate with a spread above EURIBOR of 3.14%. This cross currency swap transaction became effective as of April 11, 2004. Because of the negative market value of the original swaps, the rehedge resulted in a cash outflow of EUR 39 million. The lower GBP rate in the rehedge resulted in a decrease of the euro equivalent of the Eurobond 2001 – 2008 GBP, resulting in a gross debt reduction of EUR 22 million. The remaining cash outflow of EUR 17 million represents differences in future interest expenses and is recognized as part of the net cash flow provided by/used in operating activities.
On July 21, 2004, we successfully completed our offer to exchange our Eurobond 2001 – 2006 with a nominal value of EUR 1,005 million for the Eurobond 2004 – 2011.

On July 21, 2004, a nominal amount of in total EUR 1,961 million, EUR 800 million of the Convertible Bond 2000 – 2005, EUR 156 million of the Eurobond 1996 – 2006 and EUR 1,005 million of the Eurobond 2001 – 2006, was exchanged and repurchased, which was financed through a new issuance of a Floating Rate Note due 2009 for a total amount of EUR 700 million and of a Eurobond due 2011 for a total amount of EUR 1,425 million. The EUR 700 million Floating Rate Notes due 2009 were swapped through an interest rate swap from a floating interest rate into a fixed coupon of 4.02%.

Other loans (including financial lease obligations)

In the fourth quarter of 2004 Digitenne, in which we have a 40% stake, was consolidated as KPN has 40% voting right and the majority of the financial interest. This consolidation resulted in a gross debt increase of EUR 81 million, of which EUR 22 million of external shareholder loans and EUR 59 million of financial lease obligations. In December 2004, E-Plus contracted EUR 30 million of financial leases.

As of December 31, 2004, the outstanding amount under the financial lease obligations of E-Plus, SNT and Digitenne amounted to EUR 125 million. The net present value of the total of these obligations amounts to EUR 145 million as of December 31, 2004.

During 2003, we redeemed early EUR 5 million of the Private Loans maturing in 2005 and EUR 3 million of some of the Private Loans finally maturing in 2006. In accordance with our regular redemption schedule, we also redeemed EUR 14 million of these Private Loans in 2003. In 2004, we redeemed, in accordance with our regular redemption schedule, approximately EUR 13 million of the Private Loans maturing in 2006. Furthermore, we redeemed early approximately EUR 10 million of the Private Loans maturing in 2005 and approximately EUR 8 million of the Private Loans finally maturing in 2006.

As of January 22, 2003, PanTel entered into an amendment agreement to the existing EUR 80 million multi-currency facility, under which new covenants for revenues, operating result plus depreciation, amortization and impairments, CAPEX and maximum debt are defined. We and the other shareholders have deposited the PanTel shares as a collateral to the syndicate of banks. In 2004, PanTel redeemed approximately EUR 6 million. As of December 31, 2004, the outstanding amount under the PanTel facility amounted to EUR 62 million.

Available financing sources in 2005

As of December 31, 2004, we had cash and cash equivalents of EUR 1,573 million. In addition to the available cash and cash equivalents, cash flows from operations and revenues from any further sales of non-core assets, we have the following financing sources available:

EUR 1.5 billion multi-currency revolving credit facility

In August 2004, we entered into a new EUR 1.5 billion credit facility, maturing on August 17, 2009, which replaced the previous facility. The credit facility can be used for general corporate purposes, working capital or refinancing of indebtedness of KPN or subsidiaries and can be used as a backstop facility for a commercial paper program up to EUR 500 million. We have not drawn any funds under this facility.

The conditions of this facility have improved considerably compared to the previous facility as it contains no financial covenants, does not define a Material Adverse Change as an event of default, imposes no restrictions to pay dividend on KPN's ordinary shares and no restriction on the use of the facility to redeem subordinated debt.

The facility provides that we may not enter into a statutory merger (juridische fusie) without the prior consent of the lenders representing two-thirds of the facility amount. The facility also restricts certain subsidiary borrowings.

If we fail in the future to comply with any of the obligations contained in the facility, we may be required to immediately repay any outstanding indebtedness under the facility, and we may be unable to access funding under the facility. In addition, a default under the facility may trigger defaults under other financing arrangements, requiring us to repay other indebtedness as well. Where the lenders under other financing arrangements require us to repay that other indebtedness as a result of a default under those financing arrangements, a default may be triggered under this facility.

The interest rate payable on drawings under the facility will be EURIBOR (or LIBOR, depending upon the currency of drawing) plus an applicable margin, which varies depending upon our long-term (unsecured) debt ratings by Standard & Poor’s and Moody's. The margins have improved considerably compared to the previous credit facility and are determined by the average of the two ratings by the aforesaid rating agencies as follows:

Rating	Margin
A+/A1 or higher	0.20%
A/A2	0.225%
A–/A3	0.25%
BBB+/Baa1	0.30%
BBB/Baa2	0.35%
BBB–/Baa3	0.45%
Lower than BBB–/Baa3	0.75%

Based on our current credit ratings as mentioned above, any drawings under the credit facility would currently bear interest of EURIBOR (or LIBOR, depending upon the currency of drawing) plus 0.275%, being the average of the A– (Standard & Poor's) and the Baa1 (Moody's) rating.

Global Medium Term Note Program

The available borrowing capacity as of December 31, 2004 under our USD 10 billion Global Medium Term Note program (GMTN) (available since April 1997) amounted to approximately EUR 2,904 million. The GMTN program contains no commitment from investors to provide funding to us. Funding will be available subject to market conditions and other factors at the relevant time.

Securitization program

We have a securitization program for receivables from retail customers with a maximum amount of EUR 200 million at our disposal. The program has an unlimited duration but can be terminated by us upon one month's notice. Under the program, we transfer billed and unbilled receivables to a variable interest entity, whose assets and liabilities are fully consolidated. The total available amount depends on the available amount of billed and unbilled receivables. No sums are currently drawn under the securitization program. The interest rate on this debt is approximately EURIBOR + 0.4%. If our credit rating ceases to be BB+/Ba1 or higher, the total available amount will decrease because KPN will no longer be able to sell unbilled receivables. If our credit rating ceases to be BB/Ba2 or higher, the program will be terminated.

Capital Resources Covenants

In addition to the obligations mentioned above, our existing capital resources contain the following covenants, which could trigger additional financial obligations or early redemption of the outstanding indebtedness.

Our Eurobonds 2001–2006 (EUR) and Eurobonds 2001–2008 (GBP) contain a rating step-up provision which offers each note holder a 0.375% increase in the interest rate for each notch downgrade of our unsecured long-term debt below either Baa2 by Moody's or BBB by Standard & Poor’s, and a rating step-down provision which results in a 0.375% decrease in the interest rate for each notch upgrade (up to the initial interest rate).

Additionally, we may be required to redeem the outstanding notes early, in the event that:

(i) we consolidate with or merge into another entity (other than a merger of a subsidiary into KPN in which KPN is a continuing corporation) or convey, transfer or lease all or substantially all of our properties and assets to another person or entity without the prior approval by the note holders; and

(ii) the rating assigned to the notes after giving effect to any such transaction is lower either than Baa3, in the case of Moody's, or BBB–, in the case of Standard & Poor’s.

As of December 31, 2004, the total outstanding amount under these bonds amounted to EUR 822 million (2003: EUR 1,849 million).

In addition, many of our capital resources, including our EUR 1.5 billion multi currency revolving credit facility, contain a covenant prohibiting our principal subsidiaries or the group as a whole to enter into any amalgamation, demerger, merger, corporate restructuring or reorganization if such event would have a material adverse effect on either the ability to perform the obligations under the respective capital resources or on our business or financial condition and that of our subsidiaries taken as a whole.

Credit Rating

On January 29, 2004, Standard & Poor’s raised our credit rating from BBB+ with a positive outlook to A– with a stable outlook. On June 28, 2004, Moody's confirmed our credit rating of Baa1 with stable outlook (June 20, 2003) after the announcement made by KPN of an additional share repurchase program of EUR 1 billion, a tender on the Convertible Bond 2000 – 2005, the Eurobond 1996 – 2006 and an exchange on the Eurobond 2001 – 2006.

Quantitative and qualitative disclosures about market risk

General

Our centralized Treasury department manages our market risk exposures and thereby aims to reduce our risk profile. In addition, our Treasury department provides cash management and funding services to Group companies.

We are exposed to market risk resulting from changes in foreign currency exchange rates relative to the euro as a result of our international supplier base. In order to reduce exposure, our treasury policy provides for the use of derivative financial instruments, including forward exchange contracts, currency swap transactions and the use of foreign exchange options. Furthermore, the treasury policy provides for the use of interest rate swaps, forward rate agreements and cross-currency interest rate swaps to manage our interest rate profile.

Derivative financial instruments are used solely for the purpose of hedging underlying exposures to foreign currency exchange rate risk and interest rate risk. Contracts related to derivative financial instruments are entered into for periods consistent with the underlying exposures (when economically feasible) and do not constitute positions independent of these exposures. None of these financial instruments are leveraged, used for trading purposes or taken as speculative positions.

In addition to market risks arising from foreign currency and interest rate exposure, we face other risks, including legal risks, country risk and credit risk, which are not presented in this analysis. Our centralized legal department reviews legal risks on a case-by-case basis. The credit risk is controlled by a restrictive policy as to the choice of potential counter parties. Pursuant to that policy, we set limits for maximum exposure per counter party and investment periods primarily based on certain minimum credit ratings. Everyday we are monitoring the credit ratings of our counter parties. Separate limits are set for some strong counter parties without credit rating.

Foreign currency exchange rate risk

Given our business profile, we have a limited exposure to foreign exchange rates of currencies outside the euro zone. Foreign currency exchange rate exposure mainly results from settlement of international telecommunications traffic, purchase of goods and equipment and funding denominated in other currencies.

Group companies are obliged to report foreign currency exposures to our Treasury department, which matches and manages intercompany and external exposures. In order to reduce the exposures, and after taking account of natural hedges provided by other balance sheet items, hedges are generally applied above EUR 100,000 counter value per transaction. Non-freely convertible currencies are hedged if and when prevailing market conditions allow us to do so. It is our general policy only to consider transactional exposures of firm commitments for hedging purposes (on a case-by-case basis only anticipated transactions may also be considered); whereas translation exposures are only hedged when feasible via a natural hedge and if there are no constraints.

As of December 31, 2004, we performed a sensitivity analysis with regard to our operational foreign currency exchange exposure. The analysis included, all other things being equal, a 10% adverse change in the value of the euro compared with the currencies relevant for us as of December 31, 2004. According to this analysis, such an adverse change would result in a hypothetical loss of EUR 24 million on the fair value of our foreign exchange rate-sensitive exposure.

All foreign currency denominated liabilities are hedged with cross-currency swaps (fixed foreign exchange conversion rate and both fixed and floating interest rates) in order to cover the underlying currency exposure. These foreign currency denominated liabilities consist primarily of bonds and medium-term notes in US dollars and British pounds.

As a result of these hedging activities, we were not subject to material foreign exchange risk in the financing area as at December 31, 2004. See also under the section titled Cross Currency Swaps.

Interest rate risk

We are exposed to market risk arising from changing interest rates, primarily in the euro-zone. At December 31, 2004, approximately 70% of interest bearing debts are subject to fixed interest rates. Periodically our Board of Management specifies a desired mixture of fixed- and floating-rate liabilities. With a view on our existing and forecasted debt structure, our Treasury department enters into interest rate derivatives to modify the interest payments based on the desired mixture of debt approved by our Board of Management.

Excess available cash is invested in money market instruments, whereby credit risk is mitigated by strict policies on counter party limits, as mentioned above.

As of December 31, 2004, we carried out a sensitivity analysis with regard to our interest rate risk on interest-bearing assets and liabilities. The analysis included, without a change in circumstances, an adverse change of 100 basis points. For the debt with a variable interest profile, this analysis would hypothetically result in EUR 28 million higher interest costs for 2004 (December 31, 2003: EUR 11 million). For cash and cash equivalents, consisting of EUR 1,573 million as of December 31, 2004, this adverse change would hypothetically result in EUR 16 million higher interest income for 2004 (December 31, 2003: EUR 18 million).

The adverse change in the interest bearing net debt analysis would thus hypothetically result in EUR 12 million higher interest expense for 2004 (2003: EUR 7 million), since the total amount of cash and cash equivalents is lower than the total amount of debt with a variable interest profile as of December 31, 2004.

Fair value of interest bearing debt and financial instruments

Amounts in millions of euro

	Book value at Dec. 31, 2004	Fair value at Dec. 31, 2004	Book value at Dec. 31, 2003	Fair value at Dec. 31, 2003
Marketable securities and other financial interests	0	0	9	9
Interest-bearing current liabilities	1,650	1,567	952	960
Interest-bearing long-term liabilities	7,792	7,452	9,207	8,868

The fair value of the interest-bearing liabilities is estimated by calculating the net present value of the loans based on an estimated yield curve appropriate to the terms of the contracts in effect at the end of the year. The estimated yield curve is the interpolated zero coupon yield curve of the German Government bond plus the market credit spread for KPN.

Forward exchange contracts and interest rate swaps

For a number of receivables and payables denominated in foreign currencies, forward exchange contracts and interest rate swaps were concluded. On December 31, 2004, 90% of the forward exchange contracts related to 2005.

Amounts in millions of euro	Contract volume 2004	Estimated market value 2004	Contract volume 2003	Estimated market value 2003
Forward exchange contracts
Term shorter than 1 year	235	7	117	7
Term longer than 1 year	27	-	41	1
Total	262	7	158	8
Interest rate swaps:
Term shorter than 1 year	204	–5	-	-
Term longer than 1 year	2,200	7	204	–7
Total	2,404	2	204	–7
Cross currency swaps
Term shorter than 1 year	333	–127	-	-
Term longer than 1 year	3,151	–1,068	3,506	–925
Total	3,484	–1,195	3,506	–925

The estimated market value represents the estimated amount payable or receivable in exchange for termination of the contracts as of the balance sheet date without any further obligations.

Cross currency swaps

All our foreign currency denominated bonds are fully hedged with cross-currency swaps (fixed foreign exchange conversion rate and both fixed and floating interest rates) in order to cover the underlying currency and interest rate exposure. Only the swaps mentioned below include break clauses (early termination option) where both our counter parties and we have the right to terminate the transaction on previously agreed settlement payment dates (PUT date). After expiry of the PUT date, early termination is possible on the same date with a certain interval (mostly one year). When early termination occurs, the parties will settle a positive or negative market value.

The estimated negative market value below represents the estimated amount payable in exchange for termination of the contracts on the balance sheet date without any further obligations. However, in line with our hedging policy, we aim to mitigate the exposure in the event of an early termination by rolling over the cross-currency swap.

ACTIVE CROSS CURRENCY SWAPS WITH BREAK CLAUSE

Foreign currency	Notional amount in foreign currency (in millions)	First PUT date	Termination date of swap contract	Market value as of December 31, 2004, in millions of euro
USD	250	October 1, 2010 for $250 million (yearly thereafter)	October 1, 2030	–54
USD	250	October 1, 2010 for $250 million (every 7 years thereafter)	October 1, 2030	–53
USD	500	October 1, 2008 for $500 million (yearly thereafter)	October 1, 2030	–100
Total				–207

If we had not hedged our exposure via cross-currency swaps, the bonds denominated in foreign currency would have been valued against the currency rates on the balance sheet date. In that case, the USD and GBP bond book values would have been valued as follows:

Amounts in millions of euro	Bond book value against hedge rate as of December 31, 2004	Bond book value against currency rates as of December 31, 2004
Global Bond 2000-2005 USD	333	209
Eurobond 2001-2008 GBP	258	248
Global Bond 2000-2010 USD	2,002	1,285
Global Bond 2000-2030 USD	891	734
Total	3,484	2,476

Back to content

Commitments, contingencies and legal proceedings

Commitments

COMMITMENTS

Amounts in millions of euro

	Dec. 31, 2004	Dec. 31, 2003
Commitments by virtue of:
Capital expenditure commitments	273	266
Rental contracts	2,117	1,876
Operational lease contracts	107	125
Guarantees	32	40
Purchasing commitments	759	1,382
Other commitments	4	19
Total	3,292	3,708

Of these commitments, EUR 1,096 million are of a short-term nature (2003: EUR 1,201 million).

EUR 1,054 million are due after five years (2003: EUR 283 million).

Capital expenditure commitments

Of these commitments, EUR 235 million are of a short-term nature (2003: EUR 263 million). The remaining part has a term between 1 and 5 years.

Rental and operational lease contracts

Of these commitments, EUR 324 million are of a short-term nature (2003: EUR 335 million).

EUR 969 million is due after five years (2003: EUR 197 million).

The costs of operating leases (including rental charges) in 2004 totaled EUR 139 million (2003: EUR 189 million).

These operating lease and rental commitments mainly relate to tangible fixed assets.

Guarantees

The guarantees reflected in the total amount of Commitments by virtue of Guarantees mainly consist of guarantees, in which we guarantee the financial obligations of group companies under certain contracts. Particularly in the context of asset dispositions, KPN has taken on additional commitments and contingent liabilities that are discussed below.

Purchasing commitments

Of these commitments, EUR 446 million is of a short-term nature (2003: EUR 583 million).

EUR 48 million is due after five years (2003: EUR 61 million).

As part of the disposal of our non-core assets we sold our Datacenter, SoftwareHouse and End User Services to Atos Origin in 2001 and 2002 respectively. Until June 22, 2004, we had guaranteed a level of revenues to Atos Origin in relation to Datacenter and End User Services. The guarantees provided for a specified annual level of revenues through 2007 and required us to make up a specified portion of the shortfall in any year. As of June 22, 2004, this system of revenue guarantees has been replaced with retroactive effect as of January 1, 2004 by a Key Performance Indicator (KPI) system. Under this KPI system a maximum amount of EUR 18 million has to be paid by KPN to Atos Origin, if Atos Origin meets certain preset KPIs over the period 1 January 2004 – 31 December 2007. If KPN does not meet certain preset KPIs, KPN has to pay a maximum additional amount of EUR 15 million to Atos Origin over the same period.

On January 1, 2003, the Dutch Organization for Applied Scientific Research (TNO) acquired the research and development activities of KPN, and TNO and KPN entered into a long-term contract with annual purchase commitments. In 2004, we extended the long-term contract with TNO for one year until December 31, 2008. The total remaining commitments until December 31, 2008 amount to EUR 64 million, which amount decreases over the remaining period. Our research and development expenditures charged by TNO Telecom in 2004 totaled approximately EUR 23 million (2003: EUR 24 million).

On February 13, 2003, we transferred (through our subsidiary KPN Directory Services B.V.) all of our shares in Telefoongids Media B.V. to a syndicate led by 3i Group (3i) and Veronis Suhler Stevenson (VSS) for approximately EUR 500 million cash. The core portfolio of Telefoongids Media B.V. includes commercial telephone directories in printed form and telephone directories in electronic form, like the telephone directories on CD-ROMS and on the Internet. We have a statutory obligation to make universal telephone directories available to the public in the Netherlands until one year after the date on which we notify the competent authority that we will no longer do this. Our universal telephone directory has a printed form and consists of standard listings of telephone subscribers of the various telephone operators in the Netherlands. We agreed that our universal telephone directory shall be printed and distributed by Telefoongids Media B.V. Telefoongids Media B.V. is entitled to combine its commercial telephone directory in printed form with our directory in printed form. Our total commitments amount to EUR 110 million.

Requirements under the UMTS license agreements in Germany, the Netherlands and Belgium
Germany

In 2000, we acquired one of six UMTS licenses in Germany for EUR 8.4 billion. Under this license, the operators have rollout obligations for the UMTS networks.

In the first quarter 2004, Germany’s Regulatory Authority for Telecommunications (RegTP) commenced administrative procedures to verify satisfaction of the coverage obligations under the UMTS licenses. As of December 31, 2005, the minimum coverage requirement amounts to 50%.

The Netherlands

Along with the other operators in the Dutch mobile market (Vodafone, T-Mobile, Orange and Telfort (formerly known as O2)), KPN Mobile acquired a UMTS license on August 7, 2000.

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

Belgium

In March 2001, the three existing operators, BASE, Proximus and Mobistar obtained UMTS licenses in an auction organized by the Belgian government. Our license was obtained upon payment of a license fee of EUR 150 million. The license contains rollout obligations, which so far have been met. The future requirements to be met by December 31, 2005, 2006, 2007 and 2008 are a population coverage of 30%, 40%, 50% and 85%, respectively.

Contingencies

Contingent assets

Currently, a number of European operators (including KPN) are of the opinion that the purchase prices of UMTS licenses should have included VAT and therefore KPN Mobile would be entitled to reclaim the VAT charge regarding the acquisition of the license.

We believe that the VAT amount included in the acquisition price of the UMTS license in the Netherlands amounts to EUR 106 million. Consequently, we have requested the Ministry of Economic Affairs to issue a VAT invoice. A formal request in this regard has been denied.

Based on the above, we are of the opinion that the VAT amount for E-Plus and BASE exceeds EUR 1 billion. We safeguarded our rights for such a claim, awaiting decisions by the European Court of Justice (expected in 2006) in a UK case and an Austrian case brought before the Court by other operators.

On June 25, 2003, BASE announced that it lodged a complaint against Proximus with the Brussels commercial court to end Proximus’ discrimination of non-Proximus-subscribers by forcing Proximus to lower its interconnection tariffs and also to submit the details of its exclusive contracts to the inspection of the Anti-trust Council (‘Raad voor Mededinging’). Furthermore, BASE aims to obtain a compensation for losses it suffered due to Proximus’ restrictions. In November 2003, Proximus filed its defense. On March 1, 2004, Mobistar, one of the three mobile operators in Belgium, has voluntarily intervened in the procedure. Mobistar provisionally estimates its claim against Proximus at EUR 106 million. On August 26, 2004, BASE has submitted its trial brief and the financial report substantiating its claim.

Contingent liabilities

On December 21, 2004, we sold the remaining 45% of our shares in Volker Wessels Netwerk Bouw B.V. to VWS Telecom B.V. for an amount of EUR 8.55 million. In 2002 we already sold 55% of our shares of KPN Netwerk Bouw B.V. (our construction unit) to VWS Telecom B.V. for EUR 13.75 million. The construction unit was subsequently renamed Volker Wessels Netwerk Bouw B.V. (VWNB).

We have entered into a Service Framework Agreement with VWNB regarding the design and construction of fixed telecommunication infrastructure. We are required to order from VWNB 90% of our design and construction work for our fixed telecommunication infrastructure in 2003-2005. The sale agreement also contains customary representations, warranties and indemnifications. Under the agreement, we are to indemnify VWNB up to a maximum aggregate amount of EUR 10 million.

Our wholly owned subsidiary, KPN Satcom B.V., and Telstra Corporation Ltd. (Telstra), entered into a joint venture and a shareholder agreement regarding Xantic B.V. for an undetermined period of time Under this agreement, Telstra has a put option with respect to its 35% shareholding in Xantic, which is exercisable as from May 2002. Telstra can only exercise the put option after determination of the fair market value of Xantic by an independent third party and in accordance with the joint venture and shareholder agreement. In the event the put option is exercised, KPN Satcom may purchase the shares against the determined fair market value or alternatively start a joint sale process. In the joint sale process, KPN Satcom and Telstra may jointly sell their shareholding in Xantic to a third party.

We have not accounted for any potential liability resulting from inappropriate discounts given to certain customers of our Fixed division, as we are currently not in the position to reliably estimate such liability (if any). We await the outcome of the investigation conducted by OPTA.

Legal proceedings

We are involved in several legal proceedings, most of which are primarily related to regulatory or other ordinary course of business issues. We do not expect these proceedings to result in liabilities that have a material effect on our financial position. Where it is probable that the outcome of the legal proceedings will be unfavorable for us, and the financial outcome of these proceedings can be reliably estimated, a provision has been accounted for in the consolidated financial statements. In the following paragraphs we describe our main pending proceedings.

SOBI

On July 10, 2001 a writ of summons was served upon us by one of our shareholders SOBI (Stichting Onderzoek Bedrijfsinformatie, or Foundation for the Research of Business Information). SOBI has filed a claim with the Enterprise Chamber (Ondernemingskamer) of Appeal that seeks the annulment of our annual financial statements for 2000 because it believes that the reporting was incorrect with respect to the transactions with NTT DoCoMo contained therein, in which NTT DoCoMo acquired 15% of KPN Mobile; the transactions with BellSouth, in which KPN Mobile acquired a 77.49% interest in E-Plus; and the valuation of goodwill and the valuation of the UMTS licenses acquired by KPN Mobile.

On July 8, 2004 the Enterprise Chamber has ordered KPN to alter the 2000 annual accounts with respect to the classification of the gain related to the transaction with NTT DoCoMo in the Income Statement as well as to alter the explanatory notes in a number of instances.

This decision has no impact on the results for 2000. The Enterprise Chamber has given no directions in respect of the financial statements of KPN over subsequent years. On October 8, 2004 KPN has lodged an appeal with the Supreme Court of the Netherlands (‘cassatie’) against the decision of the Enterprise Chamber. Pending the outcome of the appeal with the Supreme Court, the decision of the Enterprise Chamber does not yet come into effect. If the decision of the Enterprise Chamber is upheld KPN will have to formally prepare its financial statements for the year 2000 again in accordance with the directions given by the Enterprise Chamber. These statements will then be submitted again to the general meeting of shareholders in order to be adopted.

KPN maintains that the NTT DoCoMo transaction was reported in the proper manner in the annual accounts for 2000, and that KPN correctly applied the appropriate valuation principles. The decision does not affect the KPN 2000 US GAAP accounts.

KPNQwest

We are involved in a legal proceeding with a consortium of banks to which KPNQwest has transferred claims against us for a total amount of approximately EUR 21 million. The District Court of The Hague rejected the complaint nearly in full. The consortium appealed the decision.

On January 9, 2004, KPN was named as a defendant in an amended class action complaint in an action pending in the United States District Court for the Southern District of New York brought by former shareholders of KPNQwest (the 'KPNQwest Securities Action'). The KPNQwest Securities Action originally was filed against a former officer of KPNQwest. The amended complaint added several additional defendants, including, among others, KPN and three current and former officers of KPN who had served on the Supervisory Board of KPNQwest. The amended complaint alleges that, from the time of its initial public offering in November 1999 through April 24, 2002, KPNQwest overstated its reported revenues and profits by entering into capacity swap transactions with third parties, including Qwest and Global Crossing, and improperly accounting for those transactions. The amended complaint seeks to hold KPN liable both as a direct participant in the alleged fraud and as an alleged controlling person of KPNQwest based on its ownership of KPNQwest stock and ability to appoint certain members of the KPNQwest Supervisory Board. KPN was served with the amended complaint on February 26, 2004.

Dealer commissions

After an investigation into the reduction of subsidies to mobile handset retailers by the mobile phone operators in the Netherlands, including KPN Mobile, the Dutch Anti-trust Authority (NMa) concluded that all five mobile operators had coordinated a decrease of the commissions to their distributors and a decrease of the handset subsidy for prepaid subscriptions. On December 30, 2002, NMa initially fined KPN Mobile for EUR 31.3 million. Upon objections by the mobile operators, NMa adjusted the fines on September 27, 2004, resulting in a fine for KPN Mobile of EUR 12.63 million. All mobile operators appealed to this decision (before the Rotterdam District Court).

Back to content

Related party transactions

In the normal course of our business activities, we enter into agreements and transactions with businesses that we have acquired or divested, as well as with our subsidiaries, joint ventures and associated undertakings, for various business purposes, including the furnishing of services or financing of operating activities. We also enter into such transactions in the ordinary course of our business with certain companies or organizations over which we, members of our Supervisory Board or of our Board of Management or other key management personnel, may have a significant influence. We have described below those related party transactions that we consider may be material to KPN.

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

Relationship with NTT DoCoMo regarding KPN Mobile

In August 2000, KPN Mobile issued new shares to NTT DoCoMo as a result of which NTT DoCoMo held a 15% interest in KPN Mobile. In December 2002 we financially restructured KPN Mobile, which resulted in NTT DoCoMo's interest being diluted to 2.16%. As a result, NTT DoCoMo lost all its minority protection rights.

We, KPN Mobile and NTT DoCoMo remain parties to a registration rights agreement we entered into on August 2, 2000, pursuant to which NTT DoCoMo may require KPN Mobile, subject to various limitations and conditions, to take all necessary steps to effect the registration of all or a specified number of NTT DoCoMo's shareholdings in KPN Mobile so that such shares can be publicly sold in the United States of America and listed in the Netherlands (if not already listed).

License agreement on the use of i-mode type technology and i-mode trademarks between KPN Mobile and NTT DoCoMo

On November 7, 2001, KPN Mobile entered into a license agreement with NTT DoCoMo for the use of i-mode type technology and i-mode trademarks within the Netherlands and Belgium.

The license agreement is for a period of ten years, ending December 31, 2011. The license agreement contains various termination clauses, including a change of control clause. Upon termination, KPN Mobile may still use the licensed technology for a period of three years and the licensed trademark for a period of 15 months.

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

License agreement on the use of i-mode technology and i-mode trademarks between E-Plus and NTT DoCoMo

On February 18, 2002, E-Plus and NTT DoCoMo entered into a license agreement for the use of i-mode technology and i-mode trademarks. This license agreement is based on, but in some respects deviates from, the license agreement entered into between KPN Mobile and NTT DoCoMo on November 7, 2001. In addition to any of the reasons for termination included in the KPN Mobile-NTT DoCoMo license agreement, NTT DoCoMo may terminate the E-Plus-NTT DoCoMo license agreement at any time subsequent to the date of a change of control in E-Plus. Upon termination, E Plus may still use the licensed technology for a period of three years and the licensed trademarks for a period of 15 months.

Transactions with joint ventures and associated undertakings

KPN has several joint ventures, which are proportionally consolidated, such as Mobirail, Tetraned and Schiphol Telematics.

The associated (non-consolidated) companies of Koninklijke KPN N.V. are classified as participating interests. Certain of these associates such as Infonet Services Corp. and satellite organizations (Intelsat) sell goods and provide services to consolidated KPN- companies. In addition, consolidated KPN-companies sell goods and provide services to certain non-consolidated companies.

Services agreement between Infonet Nederland and Infonet Services Corp.

Infonet Nederland B.V. has entered into a Services Agreement with Infonet Services Corp. (ISC), in which we have a 17.9% shareholding. We are authorized by ISC to sell Infonet services under the conditions of the Services Agreement to entities located in areas in which Infonet Nederland has the right to sell Infonet services pursuant to the Services Agreement. We also have the right to sell Infonet Services outside the Territory pursuant to the Services Agreement in combination with our services as long as the Infonet services do not account for more than 30% of the integrated KPN/Infonet managed data service solution delivered to any End-User. As of the date of the Services Agreement we will not enter into any new relationship (other than ISC) for the distribution of global managed data network services that ISC provides to Infonet Nederland. We are not obliged to comply with this condition in the event that ISC is unable to provide the global managed data network services to us in conformity with our request. The cooperation agreement is for a term of three years. We are not bound by the above-mentioned restriction if (i) we are required from time to time, on an infrequent basis, to contract non-Infonet provided global managed data network services to comply with customer contracts; or (ii) we acquire a company or business or establish a joint venture which provides global managed network services; or (iii) if we enter into a transaction, joint venture, strategic alliance or merger with a company active in the business of providing global managed data network services.

Transactions with acquired and disposed companies

As part of the disposal of our non-core assets we sold our Datacenter, Softwarehouse and End User Services to Atos Origin. Subsequently, in 2004 E-Plus outsourced its IT Services to Atos Origin. We consider Atos Origin as a related party due to the substance of services provided by Atos Origin.

We also consider Volker Wessels Netwerk Bouw B.V. as a related party. For more information we refer to the 'Contingent Liabilities'.

Transactions with directors and related parties

For details on the relation between directors and the Company we refer to the Remuneration Report.

The Company has not been, and is not now, a party to any other material transactions, or proposed transactions, in which any member of the key management personnel, had or was to have a direct or indirect material interest. Apart from transactions mentioned below there have been no material transactions related to members of the Supervisory Board or Board of Management.

Service provider agreement between KPN Mobile The Netherlands and Albert Heijn B.V.

On October 22, 2002, KPN Mobile The Netherlands entered into an agreement with Albert Heijn B.V., a wholly owned subsidiary of Royal Ahold N.V., pursuant to which Albert Heijn provides prepaid services on KPN Mobile's network. KPN Mobile provides certain support services, including prepaid billing of Albert Heijn's customers. The agreement was entered into for an indefinite term with a minimum of two years. Mr. Eustace, one of our Supervisory Board members, served in 2003 as the interim CFO of Royal Ahold N.V. The agreement was entered into in the ordinary course of business.

Joint venture agreement between KPN Telecom and Schiphol Group N.V.

In 1992, KPN Telecom entered into a joint venture with Schiphol Group N.V. and KLM, which, after KLM’s withdrawal in 2001, became a 50/50 joint venture between KPN Telecom and Schiphol Group N.V. for an indefinite period. Under the terms of this joint venture, Schiphol Telematics provides Information Technology and Communication services to parties located on the Schiphol Airport site. KPN Telecom supplies services to Schiphol Telematics. One of the members of our Supervisory Board, Ms. Van Lier Lels, served as Vice President and Chief Operational Officer of Schiphol Group N.V. The agreement was entered into in the ordinary course of business.

Framework agreement between E-Plus and DaimlerChrysler AG

On October 10, 1999, E-Plus entered into a framework agreement with DaimlerChrysler AG (DC) concerning the sale and supply of terminal devices and accessories, as well as the supply of mobile telecommunication services on the E-Plus network. Related to this framework agreement, DC and agreed third party beneficiaries of DC (i.e. debis) are entitled to conclude individual agreements. A total of 224 mobile telephone cards have currently been registered for DC and beneficiaries of DC. The framework agreement is for an unlimited period. One of the members of our Supervisory Board, Mr. Bischoff, was a member of the Board of Management of DaimlerChrysler AG. The agreement was entered into in the ordinary course of business.

Agreements related to TKP B.V.

As per January 1, 2003, KPN and TPG N.V. sold to AEGON Nederland N.V. their interest in the 50:50 joint venture TKP B.V. TKP handles the pension administration of our pension funds. Our pension funds and TKP have entered into administration agreements with a five-year term, starting January 1, 2003. One of the members of our Supervisory Board, Mr. Streppel, is a member of the Board of Management of AEGON N.V., the holding company of AEGON Nederland N.V. The agreement was entered into in the ordinary course of business.

Agreement between KPN Mobile and Sendo Holding Plc

On April 25, 2002, KPN Mobile and Sendo Holding Plc entered into a supply agreement concerning the supply by Sendo of mobile phones to KPN Mobile. One of the members of our Supervisory Board, Mr. Eustace, is Chairman of the board of Sendo. The agreement was entered into in the ordinary course of business.

Back to content

Segment Reporting

As from January 1, 2004, we transferred KPN EnterCom from Other activities to the Fixed division. In addition, we transferred the distribution channel for personal sales, KPN Sales (including External Distribution), from the Fixed division to Other activities. Within the Fixed division, various activities were transferred within Fixed Networks as well as Business Solutions. Within Business Solutions, we have divided our activities into three new business units (Connectivity, Integrated & Managed Solutions and KPN EnterCom). To increase synergies in both our product portfolio and management capabilities, we have made some changes to our organizational structure in 2004.

The remaining activities of former business unit IP Services were integrated into the new business unit Broadband (ADSL) and subsequently transferred from Business Solutions to Fixed Networks.

Fixed division

Our Fixed division comprises Fixed Networks and Business Solutions.

Fixed Networks

This comprises domestic, fixed-to-mobile and outbound international telephony traffic on KPN's fixed Dutch network for both residential and business customers (Fixed Telephony business unit). KPN also offers wholesale traffic, or services to other telecommunications operators. This mainly concerns domestic access and interconnect services and international network access (Carrier Services business unit). Our IP Services were integrated into the new business unit Broadband (ADSL). Internet and media activities (Consumer Internet and Media Services, or CIMS), Fixed Network Operator and the external distribution and kpn.com sales channels are also part of Fixed Networks. Lastly, Fixed Networks comprises KPN's 93.7% participating interest in SNT, a call center company listed on Euronext (Amsterdam).

Business Solutions

This comprises EnterCom, Connectivity and I&MS.

The new business unit Connectivity consists of the former business units:

  Transmission Services;

  KPN EuroRings; and

  the IP-VPN (Epacity) and Internet Access activities from IP Services.

Integrated & Managed Solutions consists of the former business units:

  Integrated Solutions;

  Managed Application Services; and

  the MVPN activities from IP Services.

Mobile division

The Mobile division comprises our mobile activities in Germany, the Netherlands and Belgium. Since the end of 2002, KPN owns 97.84% of KPN Mobile N.V.

Other activities

Other activities mainly comprise activities other than those of the Fixed and Mobile division including various international participations, such as our 65.0% interest in the satellite communications company Xantic. Furthermore, Other activities comprise the retail distribution channel (Primafoons and Business Centers) and KPN Sales. The results of KPN Services (general internal services) and Corporate Center (support) are also included in Other activities.

Income statement items

TOTAL OPERATING REVENUES

Amounts in millions of euro	2004	2003	2002
Fixed
External revenues	6,714	7,190	7,187
Inter-division revenues	540	562	572
Total operating revenues Fixed	7,254	7,752	7,759
Mobile
External revenues	4,930	4,771	4,736
Inter-division revenues	507	608	576
Total operating revenues Mobile	5,437	5,379	5,312
Other activities
External revenues	458	946	877
Total operating revenues Other activities	458	946	877
Elimination inter-division revenues	–1,047	–1,170	–1,164
Total	12,102	12,907	12,784

There were no major customers, which represent a significant part of operating revenues.

TOTAL OPERATING REVENUES BY GEOGRAPHICAL AREA

	2004	2004	2003	2003	2002	2002
	Netherlands	International	Netherlands	International	Netherlands	International
Fixed	98%	2%	97%	3%	97%	3%
Mobile	43%	57%	44%	56%	48%	52%
Other activities	78%	22%	90%	10%	92%	8%
Total	72%	28%	76%	24%	76%	24%

The basis for geographical determination is the location of the entity providing the service. The international revenues of the Mobile division mainly relate to Germany.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT CHARGES

Amounts in millions of euro	2004	2003	2002
Fixed	1,223	1,386	1,645
Mobile	1,094	948	8,367
Other activities	80	201	240
Total	2,397	2,535	10,252

IMPAIRMENTS ON GOODWILL AND LICENSES

Amounts in millions of euro	2004	2003	2002
Fixed	1	38	-
Mobile	–16	–103	7,264
Other activities	7	61	31
Total	–8	–4	7,295

OPERATING PROFIT OR LOSS

Amounts in millions of euro	2004	2003	2002
Fixed	1,771	1,752	1,000
Mobile	620	1,047	–6,254
Other activities	66	309	–327
Total	2,457	3,108	–5,581

INCOME FROM PARTICIPATING INTERESTS

Amounts in millions of euro	2004	2003	2002
Fixed	–13	-	–2
Mobile	-	121	–1,169
Other activities	2	40	–529
Total	–11	161	–1,700

Balance sheet items

LICENSES

Amounts in millions of euro	2004	2003
Fixed	2	2
Mobile	4,318	4,424
Other activities	28	31
Total	4,348	4,457

GOODWILL

Amounts in millions of euro	Fixed	Mobile	Other activities	Total
Balance as at December 31, 2001	126	5,342	155	5,623
Investments	10	1,253	4	1,267
Disposals	-	–137	-	–137
Changes in consolidations	3	-	-	3
Amortization	–38	–286	–4	–328
Impairments	-	–1,852	–31	–1,883
Exchange rate differences / Other	-	–20	–41	–61
Balance as at December 31, 2002	101	4,300	83	4,484
Investments	6	-	-	6
Disposals	-	-	–1	–1
Changes in consolidations	-	-	–2	–2
Amortization	–21	–245	–7	–273
Impairments	–38	-	–46	–84
Exchange rate differences / Other	-	-	–4	–4
Balance as at December 31, 2003	48	4,055	23	4,126
Investments	19	-	-	19
Disposals	-	-	-	-
Changes in consolidations	-	-	-	-
Amortization	–7	–245	–2	–254
Impairments	–1	-	–7	–8
Exchange rate differences / Other	-	-	–4	–4
Balance as at December 31, 2004	59	3,810	10	3,879

The following table sets forth the accumulated impairments of goodwill and licenses at year-end:

Amounts in millions of euro	Fixed	Mobile	Other activities	Total
2002	–9	–15,687	–288	–15,984
2003	-	–15,552	–141	–15,693
2004	–1	–15,536	–148	–15,685

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Amounts in millions of euro	2004	2003
Fixed	618	536
Mobile	1,048	914
Other activities	42	49
Total	1,708	1,499

KPN's additions to property, plant and equipment in the Fixed division mainly comprise additions in the Netherlands. In our Mobile division, 75% (2003: 70%) of our additions were in Germany and 4% (2003: 11%) in Belgium.

PARTICIPATING INTERESTS

Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
Fixed	2	6
Mobile	1	1
Other activities	148	187
Total	151	194

TOTAL ASSETS

Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
Fixed	6,560	7,291
Mobile	13,433	13,321
Other activities	2,743	3,513
Total	22,736	24,125

CURRENT LIABILITIES

Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
Fixed	1,217	1,441
Mobile	1,041	1,040
Other activities	787	764
	3,045	3,245
Financing liabilities	1,650	952
Total	4,695	4,197

Number of employees

AVERAGE NUMBER OF FULL-TIME EQUIVALENTS

	2004	2003	2002
Fixed	18,871	19,245	23,871
Mobile	5,797	5,869	6,617
Other activities	4,243	6,153	9,707
Total	28,911	31,267	40,195

NUMBER OF EMPLOYEES AT END OF PERIOD

	2004	2003	2002
Fixed	20,896	20,479	24,441
Mobile	5,688	6,111	6,051
Other activities	4,532	6,146	7,626
Total	31,116	32,736	38,118

Back to content

Information on US GAAP

INTRODUCTION
 The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Netherlands (Dutch GAAP), which varies in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The main differences arise in the following areas:

  goodwill and other long-lived assets;

  accounting for business combinations;

  restructuring;

  pension and other post-retirement benefits;

  revenue recognition;

  capitalization of interest charges for UMTS licenses; and

  financial instruments.

The impact of the application of US GAAP on profit or loss after taxes and shareholders’ equity, as reported under Dutch GAAP, is set out in the tables as follows after giving effect to the restatement described below.

RECONCILIATION OF PROFIT OR LOSS AFTER TAXES TO US GAAP

Note	Amounts in millions of euro	2004	2003 (as restated)	2002 (as restated)
	Profit or loss after taxes under Dutch GAAP	1,511	2,731	–9,542
	Adjustments for:
A	Impairment of goodwill	7	55	441
A	Goodwill difference on sale of subsidiaries	-	–3	-
A	Impairment of goodwill on transition to SFAS 142	-	-	–14,179
A	Impairment and amortization of licenses	–17	–7,096	5,326
A	Impairment of tangible fixed assets	–16	–23	39
A	Impairment of financial fixed assets	-	–119	-
A	Amortization of goodwill	252	272	328
B	Amortization of brand name	–57	–58	–54
B	Amortization of customer base	–48	–92	–81
B	Amortization of other intangible fixed assets	–15	–6	–6
B	Rebranding expenses	2	6	–34
C	Employee and reorganization provisions	–12	–7	–191
D	Pension and other long-term employee benefit charges	76	41	185
D	Curtailment gains and settlements	14	7	182
E	Revenue recognition	–29	25	124
E	Cumulative effect of adoption of EITF 00-21 on January 1, 2003	-	26	-
F	BellSouth's exchange right	-	-	–53
G	Capitalization of interest charges for UMTS licenses	395	599	627
H	Derivative financial instruments	49	7	90
H	Debt refinancing	15	-	-
H	Realized cumulative translation difference (as restated)	21	59	-
H	Minority participating interests (as restated)	-	–99	–34
H	Minority interests	3	80	1,744
H	Consolidation of Vision Networks Holdings B.V.	-	–11	62
H	Investments grant to replace WIR allowances	7	7	6
H	Cumulative effect of adoption of SFAS 143 on January 1, 2003	-	–6	-
H	Share based compensation expense	–22	–22	–37
H	Foundation PVKPN	5	-	-
H	Tangible fixed assets	3	–2	2
	Other	-	7	-
	Tax effect of adjustments	–65	–48	–39
	Profit or loss after taxes under US GAAP	2,079	–3,670	–15,094

The 2002 reconciliation of profit or loss after tax has been restated for the retroactive adoption of SFAS 123, 'Accounting for Stock-Based Compensation' (SFAS 123), as discussed in note H.

PROFIT OR LOSS AFTER TAXES PER ORDINARY SHARE UNDER US GAAP

Amounts in euro	2004	2003 (as restated)	2002 (as restated)
Profit or loss after taxes per ordinary share and per ADS, basic:
– Continuing operations	0.87	–1.67	–0.40
– Discontinued operations	0.01	0.17	0.02
– Cumulative effect of change in accounting principle	0.00	0.01	–5.85
– Total	0.87	–1.49	–6.23
Profit or loss after taxes per ordinary share and per ADS, diluted:
– Continuing operations	0.86	–1.67	–0.40
– Discontinued operations	0.01	0.17	0.02
– Cumulative effect of change in accounting principle	0.00	0.01	–5.85
– Total	0.86	–1.49	–6.23

RECONCILIATION OF SHAREHOLDERS' EQUITY TO US GAAP

Note	Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
	Shareholders' equity under Dutch GAAP	6,821	7,163
	Adjustments for:
A	Goodwill	–498	–734
A	Impairments on licenses	61	78
A	Impairments on tangible fixed assets	-	16
A	Impairment of financial fixed assets	–119	–119
B	Brand name	897	947
B	Customer base	46	82
B	Other intangible fixed assets	35	50
B	Rebranding	–26	–28
C	Employee and reorganization provisions	12	24
D	Pension and other long-term employee benefit liabilities	–583	–673
E	Revenue recognition	–130	–101
G	Capitalization of interest charges for UMTS licenses	507	112
H	Derivative financial instruments	–207	–84
H	Debt refinancing	15	-
H	Minority participating interests	7	–3
H	Minority interests	–30	–36
H	Investment grants to replace WIR allowances	–26	–33
H	Foundation PVKPN	5	-
H	Tangible fixed assets	–10	–13
	Deferred taxes	234	257
	Shareholders’ equity under US GAAP	7,011	6,905

In addition to the reconciliation of Dutch GAAP to US GAAP for profit after taxes, US GAAP requires that a statement of comprehensive income be presented in accordance with SFAS 130, 'Reporting Comprehensive Income'. Comprehensive income reflects all changes in shareholders' equity during a certain period, with the exception of payments by and distributions to shareholders.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY UNDER US GAAP

Amounts in millions of euro except for shares and per-share information

				Accumulated Other Comprehensive income or loss
	Subscribed capital stock	Additional paid-in capital	Retained earnings (as restated)	Currency translation differences (as restated)	Change in valuation of Infonet to market value	Derivative financial instruments (FAS 133)	Total (as restated)	Total shareholder's equity
Balance as of December 31, 2001	541	15,084	8,884	103	-	9	112	24,621
Profit or loss after taxes			–15,094					–15,094
Net current period change, net of tax of 5 for derivatives				–17	-	–9	–26	–26
Total comprehensive income (loss), net of tax			–15,094	–17	-	–9	–26	–15,120
Share issue	57	1,197						1,254
Share issue cost		33						33
Share based compensation expense		37						37
Balance as of December 31, 2002	598	16,351	–6,210	86	-	-	86	10,825
Profit or loss after taxes			–3,670					–3,670
Net current period change, net of tax of 73 for derivatives				–57	–20	–140	–217	–217
Reclassifications into income				–59			–59	–59
Total comprehensive income (loss), net of tax			–3,670	–116	–20	–140	–276	–3,946
Purchase own shares			–8					–8
Share based compensation expense		34						34
Balance as of December 31, 2003	598	16,385	–9,888	–30	–20	–140	–190	6,905
Profit or loss after taxes			2,079					2,079
Net current period change, net of tax of 42 for derivatives and net of minority interest of 3 for currency translation differences				23	–14	–130	–121	–121
Reclassifications into income				–21			–21	–21
Total comprehensive income (loss), net of tax			2,079	2	–14	–130	–142	1,937
Shares repurchased and cancelled	–39		–961					–1,000
Purchase own shares			–42					–42
Dividend			–796					–796
Dividend tax			–52					–52
Exercise options			28					28
Share based compensation expense		31						31
Balance as of December 31, 2004	559	16,416	–9,632	–28	–34	–270	–332	7,011

The profit or loss after taxes, net current period change, reclassifications into income and total comprehensive income for the years 2002 and 2003 have been restated for the effect of the restatement described below.

Restatement of US GAAP information

During the year ended December 31, 2002, a decrease of EUR 50 million in the value of our equity method investment in Český Telecom resulting from movements in exchange rates was included in US GAAP income when this amount should have been recorded in cumulative translation difference. Further, as discussed in the General Notes to the Consolidated Financial Statements under Consolidation Principles, we sold our 20.3% interest in Český Telecom during the year ended December 31, 2003 at which time we had an unrecognized cumulative translation gain of EUR 80 million. This amount should have been removed from the cumulative translation adjustment and recognized in income upon the sale. Our US GAAP information as of and for the years ended December 31, 2003 and 2002 included herein has been restated to correct these items.

The effect of the corrections on our previously reported US GAAP net result is a decrease of the net loss reported in 2003 by EUR 80 million (or EUR 0.03 per share – basic and diluted) from EUR 3,750 million to EUR 3,670 million and a decrease of the net loss reported in 2002 by EUR 50 million (or EUR 0.02 per share – basic and diluted) from EUR 15,144 million to EUR 15,094 million. The corrections did not have an impact on our previously reported US GAAP amounts of total comprehensive loss or total shareholders’ equity.

Recent US GAAP accounting pronouncements

In March 2004, the FASB ratified the recognition and measurement guidance and certain disclosure requirements for impaired securities as described in Emerging Issues Task Force (EITF) Issue 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'. The recognition and measurement guidance will be applied to other-than-temporary impairment evaluations in reporting periods beginning January 1, 2005. We do not expect that the adoption of this recognition and measurement guidance will have a material impact on our financial position or result of operations.

In November 2004, the FASB issued SFAS 151, 'Inventory Costs - an amendment of ARB No. 43, Chapter 4' (SFAS 151). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 and must be applied prospectively. We do not expect the adoption of this statement to have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS 123R, 'Share-Based Payment' (SFAS 123R), a revision of SFAS 123, 'Accounting for Stock-Based Compensation'. SFAS 123R amends the financial accounting and reporting for transactions in which an entity exchanges its equity instruments for goods or services. Primarily, SFAS 123R focuses on accounting for options granted to employees. The statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). The costs have to be recognized over the period during which an employee is required to provide service in exchange for the award. The guidance will be effective after the first interim or annual reporting period that begins after June 15, 2005. We have already adopted SFAS 123 retrospectively in 2003. SFAS 123R might have an impact on the way we calculate the fair value of options granted after 2004. We do not expect that the adoption of SFAS 123R will result in materially different compensation costs as determined in accordance with SFAS 123.

In December 2004, the FASB issued SFAS 153, 'Exchanges of Non-monetary Assets' (SFAS 153). SFAS 153 was a result of a joint effort by the FASB and the IASB to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. One such difference was the exception from fair value measurement in APB Opinion No. 29, 'Accounting for Non-monetary Transactions, for non-monetary exchanges of similar productive assets'. SFAS 153 replaces this exception with a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 shall be applied prospectively and is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect that SFAS 153 will have a material impact on our financial position or result of operations.

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

As of January 1, 2002, we adopted SFAS 142, 'Goodwill and Other Intangible Assets'. SFAS 142 specifies that goodwill and other intangibles with an indefinite life are no longer amortized. Instead of amortizing goodwill over its estimated useful life, goodwill is tested for impairment on an annual basis and whenever certain triggering events are identified. SFAS 142 requires a two-step impairment test to analyze whether or not goodwill has been impaired. Step one tests for potential impairment and requires that the fair value of each identified reporting unit be compared to its carrying value. We estimate the fair value of each reporting unit using estimates based on discounted cash flows. If the fair value of the reporting unit is higher than the book value of the reporting unit, including goodwill, no impairment is recognized. If the fair value of the reporting unit is lower than the book value, step two of the goodwill impairment test must be performed. Step two measures the amount of the impairment loss, if any, through preparation of a hypothetical purchase price allocation to determine the implied fair value of goodwill. The implied fair value of goodwill is then compared to the carrying value of goodwill. If the implied fair value of goodwill is lower than the carrying value of goodwill, an impairment must be recorded for the difference.

General economic developments, as well as the decisions of some mobile operators to cease/postpone certain activities in mid-2002, triggered a critical look at the existing business plans of the mobile activities. This resulted in new business plans, in line with the adjusted prospects. Impairment tests were performed on the carrying value of certain assets in the Mobile division, including intangible fixed assets and goodwill, which were based upon new business plans. For the purpose of the impairment tests, we calculated the recoverable value of the assets based on external valuations and discounted cash flows, being the net selling price, and compared the outcome to the carrying value of the investments. This led to impairment charges on goodwill related to E-Plus (EUR 1,427 million) and BASE (EUR 425 million) under Dutch GAAP. In addition, we recorded goodwill impairment charges on KPNQwest totaling EUR 31 million. This resulted in total goodwill impairment charges in 2002 of EUR 1,883 million under Dutch GAAP.

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

In December 2004 we performed our annual impairment test as prescribed by SFAS 142 and recorded an impairment charge under US GAAP of EUR 1 million. Under Dutch GAAP the impairment charge on goodwill was EUR 7 million higher. This difference is primarily caused by the impairment assessment being performed at the reporting unit level under US GAAP as opposed to the cash-generating unit level under Dutch GAAP, which are not always the same.

Impairments of other long-lived assets

Under Dutch GAAP, long-lived assets must be tested for impairment if certain impairment indicators exist. When such an impairment indicator is identified, an impairment charge is recognized for the excess, if any, of the carrying value of the asset over the recoverable amount.

For US GAAP, we apply SFAS 144, 'Accounting for the Impairment or Disposal of Long-Lived Assets' (SFAS 144) in order to determine whether or not an asset is impaired. We assess the impairment of identifiable intangibles (licenses and other intangibles) and property plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Long-lived assets are tested for recoverability by comparing the undiscounted cash flows of the assets to their carrying value. If the carrying value is higher than the total of undiscounted cash flows, the amount of the impairment, if any, is taken as the difference between the carrying value of the assets compared to their fair value, estimated based on discounted cash flows.

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

As of December 31, 2003 the undiscounted value of the UMTS license in Germany was lower than its book value under US GAAP. This was due to an increased book value as a result of the interest capitalization as well as a lower undiscounted value compared to prior year. As already recorded under Dutch GAAP in 2002, in 2003 the UMTS license under US GAAP in Germany has been impaired to the fair value. The test also resulted in an impairment of the related capitalized interest.

During 2004 we reversed under Dutch GAAP an amount of EUR 16 million relating to the UMTS license of BASE. This reversal is not allowed under US GAAP.

In 2003, under Dutch GAAP the impairment of our 15% shareholding in Hutchison 3G UK was reversed for EUR 119 million after the sale of this shareholding to Hutchison Whampoa Limited (HWL) for the same amount. Under US GAAP a reversal of impairment is not allowed. Accounting for the income from the sale under US GAAP is also not allowed, as control as defined under US GAAP over this 15% shareholding is not transferred until the last payment by HWL is received and this 15% shareholding is released out of the escrow account in favor of HWL. The last payment is scheduled for 2007. Under US GAAP, the EUR 119 million is therefore excluded from the income statement and deferred until 2007.

Amortization of goodwill

The adoption of SFAS 142 as per January 1, 2002 also resulted in a reconciling item to reverse the goodwill amortization charge under Dutch GAAP, as amortization of goodwill is no longer allowed under US GAAP. In 2004 we amortized goodwill under Dutch GAAP for EUR 254 million (2003: EUR 273 million; 2002: EUR 328 million). In the Reconciliation of Profit or Loss After Taxes to US GAAP for 2004 EUR 252 million (2003: EUR 272 million) is recorded as amortization of goodwill and EUR 2 million (2003: EUR 1 million) is included as rebranding expenses.

B. Accounting for business combinations

US GAAP requires that, in accounting for a business combination, intangible fixed assets that arise from contractual or other legal rights or are separable must be separately identified and recognized as intangible assets apart from goodwill. Under Dutch GAAP, these intangible assets are generally included in goodwill. The most significant intangible assets identified in the acquisition of E-Plus and BASE included brand name, customer base and other intangible assets. As the intangible assets recognized separately under US GAAP are amortized over shorter useful lives than the goodwill recorded under Dutch GAAP, the intangible asset amortization expense is higher under US GAAP as compared to Dutch GAAP.

The components of other intangible assets were as follows (in millions of euro):

	Amortization period	December 31, 2004		December 31, 2003
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Brand name	20 years	1,146	–249	1,139	–192
Customer base	4 years	374	–328	362	–280
Other intangible fixed assets	8-14 years	70	–35	70	–20
Total		1,590	–612	1,571	–492

Amortization expense for intangible assets was EUR 120 million in 2004 (2003: EUR 156 million). Amortization expense on intangible assets is expected to be EUR 92 million for 2005, EUR 70 million for 2006, EUR 63 million for 2007, EUR 64 million for 2008 and EUR 64 million for 2009.

In 2004, we recognized additional intangible assets under US GAAP due to our increased interest in SNT from 50.78% to 93.7%. The EUR 7 million for brand name and the EUR 12 million for customer base are offset by EUR 19 million lower goodwill under US GAAP.

In 2001, as part of the purchase of the remaining 50% interest in its subsidiary BASE (formerly known as KPN Orange), we established an accrual against goodwill under Dutch GAAP for the costs associated with eliminating the Orange brand name and costs associated with the rebranding of its subsidiary as BASE. Under US GAAP, we have expensed all costs associated with the rebranding. Under Dutch GAAP this rebranding goodwill has been partially impaired in 2002. The remaining 2003 balance of rebranding expenses under US GAAP represents the balance of goodwill under Dutch GAAP. Future amortization under Dutch GAAP of this goodwill will not be accounted for under US GAAP.

In January 2003, the FASB issued FASB Interpretation 46, 'Consolidation of Variable Interest Entities, an Interpretation of ARB 51' ('FIN 46'), and amended FIN 46R in December 2003. FIN 46R requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R was effective immediately for all new VIEs created after January 31, 2003. For VIEs created prior to February 1, 2003, FIN 46R is effective for the company as of December 31, 2004. The disclosure requirements of FIN 46R are effective as of our 2003 financial statements regardless of the date the VIE was created.

We continue to have significant involvement, with certain purchasers of non-core assets, which were disposed of in the past, either through service level agreements or other certain specific guarantees. We have reviewed these arrangements to determine whether the investee is a VIE and if so, if we are the primary beneficiary. Our review of these disposed entities has not identified VIEs that require consolidation or any significant interest in a VIE that would require disclosure under FIN 46R. We also reviewed our investment portfolio, including associated companies, as well as other arrangements to determine whether we are the primary beneficiary of any VIEs. The review did identify one VIE that requires consolidation, which is already consolidated under Dutch GAAP and no significant interest in a VIE that would require disclosure under FIN 46R.

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

At the end of 2001, we recognized a provision for restructuring and redundancy of EUR 726 million in order to reduce the Company’s workforce.

In 2002, we recognized additional restructuring charges of EUR 130 million for additional redundancies and the reduction in office space. In addition, EUR 53 million of the restructuring provision included in the plan was released to income due to the fact that a number of redundant employees found another job within KPN.

In 2003, we recognized additional restructuring charges of EUR 133 million for additional redundancies and reduction in office space. In addition, EUR 73 million of the restructuring provision was released to income due to the fact that a number of redundant employees found another job within KPN.

In 2004, we recognized additional restructuring charges of EUR 88 million for additional redundancies and the reduction in office space. In addition, EUR 43 million of the restructuring provision was released to income due to the fact that a number of redundant employees found another job within KPN.

Under US GAAP, certain elements of the reorganization provision that were recognized under Dutch GAAP did not meet the US GAAP criteria specified above. These criteria include the timing of the communication regarding the benefit arrangement to the employees involved. Furthermore, certain costs do not qualify as a reorganization provision in accordance with US GAAP. As a result, the provision under US GAAP at December 31, 2004 was EUR 12 million lower than the provision recorded under Dutch GAAP (2003: EUR 24 million lower).

D. Pensions and other long-term employee benefits

The main Dutch Company pension plan (BPF), which is externally funded in the foundation 'Stichting Bedrijfspensioenfonds KPN', covers the employees who are subject to a collective labor agreement. The majority of all Dutch employees are subject to a collective labor agreement. The pension plan is a defined benefit, average pay plan with a retirement age of 62 for salaries up to EUR 45,378. Pension benefits are accrued on an annual basis of 2.0% of pensionable base. Part of the pension may be transferred at age 62 into the spouse’s pension. In the event of the decease of the beneficiary before the age of 62, the spouse’s pension is covered by risk premiums. Furthermore, a temporary pension of 2% of the deductible amount is accrued to cover the three years before state pension commences. For salaries above EUR 45,378 a defined contribution plan is applicable.

A transitional plan exists for employees in service at April 1, 2000 and who were 35 years or older at that date. For these employees KPN guarantees a benefit of 80% (between age 45 and age 35 diminishing to 60%) of the last qualifying salary from age 62 to 65. This group of employees also receives an additional pension accrual at age 62 based on 1.5 extra years of service. Furthermore, if an employee has served 25 years or more on April 1, 1996, early retirement starts at age 61 or after 40 years of service instead of at age 62.

The second Company pension plan (OPF) is externally funded in the foundation 'Stichting Ondernemingspensioenfonds KPN'. It covers all employees of 25 years and older with an individual employment contract (not subject to the collective labor agreement). This pension plan is comparable to the pension plan for employees who are subject to a collective labor agreement.

Only the employer contributes to both of these funds. The contribution is based upon actuarial assumptions. Furthermore, KPN has agreed to pay additional contributions to the pension fund in order to satisfy the new funding requirements of the Dutch pension authorities. The total contribution to the main pension funds amounted to EUR 124 million in 2004. The contribution is estimated to be EUR 194 million in 2005. The benefits arising from the transitional plan are directly paid by KPN. These payments amounted to EUR 57 million in 2004 and are estimated at EUR 63 million for 2005. Furthermore EUR 15 million is paid to other pension plans.

A defined benefit pension plan also exists for employees of two subsidiaries, E-Plus and PMG. These plans are included in the figures and their impact on the 2004 figures is EUR 15 million on the pension provision and EUR 4 million on the pension charges.

The Stichting Bedrijfspensioenfonds KPN and Stichting Ondernemingspensioenfonds KPN actively manage the investment portfolio for pensions. Both pension funds have their own investment policy. The investment policy is based on a yearly asset-liability study and decided on by the board of each pension fund in consultation of investment advisers and within the boundaries given by the Regulatory Body for pension funds in the Netherlands (De Nederlandsche Bank, or DNB). The investments are reviewed daily by the investment manager and on a quarterly basis by the board of the pension fund. When necessary the board decides on a change in the investment policy in consultation of investment advisers. The assets are carried at market value. The investment portfolio is comprised of the following:

As a %	Strategic, as from 2004	Current, as of December 2004	Current, as of December 2003	Current, as of December 2002
Equities	35	37	34	28
Fixed income	49	48	54	61
Real estate	10	9	10	11
Other	6	6	2	-
Cash and cash equivalents	-	-	-	-
Total	100	100	100	100

The funding ratio of the pension funds (being the ratio of the fair value of the investments of our pension funds to our pension liabilities based on Dutch funding rules) amounts to 115.3% (2003: 109.7% and 2002: 106.4%) and 123.6% (2003: 117.6% and 2002: 110.2%) of liabilities for the BPF and OPF, respectively (preliminary, unaudited figures).

Pension provisions under US GAAP

The Projected Unit Credit Method was used to determine the Projected Benefit Obligation (PBO) and the Current Unit Credit Method was used to determine the Accumulated Benefit Obligation (ABO).

Curtailment

Under US GAAP, the curtailment gain as a result of the reorganization was calculated but the gain was initially taken in 2001 and partly deferred and realized in 2002 in accordance with SFAS 88, 'Employers' Accounting for Settlements & Curtailments of Defined Benefit Pension Plans and for Termination Benefits' (SFAS 88). The amount in the reconciliation reflects the difference in timing of the recognition of the curtailment gain. Under US GAAP, the curtailment gain as a result of the divestments is taken at the moment of divestment. Several divestments took place in 2003 and 2002, leading to curtailment gains. For a number of divestments it was agreed to transfer the liability of the employees as per 31 December 2004. These transfers lead to settlement results as per that date. Under Dutch GAAP, the divestments do not lead to any curtailment or settlement effects.

Pension charges

Under SFAS 87 ‘Employers’ Accounting for Pensions’ (SFAS 87), the pension charges for the years 2004, 2003 and 2002 can be broken down as follows:

Amounts in millions of euro	2004	2003	2002
Service charges	–156	–161	–136
Interest charges	–262	–254	–249
Investment yield	243	240	325
	–175	–175	–60
Depreciation transition costs	-	–14	–52
Depreciation of prior service charges	51	51	59
Depreciation of experience gain/loss	–7	–30	10
	–131	–168	–43
Defined contributions	–17	–21	–8
Pension charges under SFAS 87 (US GAAP)	–148	–189	–51
Curtailment gain Social Plans (SFAS 88)	-	-	60
Curtailment gains divestments (SFAS 88)	28	7	122
Settlement gains divestments (SFAS 88)	–14	-	-
Total pension charges/benefits under SFAS 87 and SFAS 88 (US GAAP)	–134	–182	131
Pension charges under Dutch GAAP	–256	–230	–236
Supplementary pension charges/benefits under SFAS 87/SFAS 88 (US GAAP)	122	48	367

The Dutch GAAP pension charge includes an interest charge of EUR 17 million, which is included under interest charges.

Balance sheet position

The balance sheet position of KPN as of December 31, 2004 and December 31, 2003 under SFAS 87 (Funded Status) was as follows:

Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
Accumulated Benefit Obligations	–4,674	–3,805
Projected Benefit Obligation	–5,300	–4,652
Current value of plan assets	3,855	3,592
Benefit obligation in excess of plan assets	–1,445	–1,060
Unrecognized net gain/loss	785	434
Unrecognized prior service charges	–357	–435
Pension provisions under SFAS 87 (US GAAP)	–1,017	–1,061
Pension provision under Dutch GAAP	–466	–388
Additional pension obligation under SFAS 87 (US GAAP)	–551	–673

In 2004 the adjustment for additional minimum obligation was nil (2003: nil; 2002 nil). An additional reduction of shareholders’ equity did not take place in 2004 (2003: nil; 2002: nil).

The assumptions used in this calculation are the following:

As a %	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Actuarial interest	4.50	5.50	5.50
Wage inflation	2.50	3.00	3.00
Price inflation	2.00	2.00	2.00
Return on investment	6.60	6.60	7.30

Projected Benefit Obligation

In 2004 and 2003 the changes in the Projected Benefit Obligation were as follows:

Amounts in millions of euro	2004	2003
Projected Benefit Obligation at beginning of year	–4,652	–4,513
Reclassification other pension provisions	–11	-
Service charges	–156	–161
Interest charges	–262	–254
Other employers' contributions	–1	–16
Contribution employees	–10	-
Actuarial gain/loss	–443	154
Benefits paid	120	127
Curtailment/settlement	115	11
Projected Benefit Obligation at end of year	–5,300	–4,652
Statement of changes in plan assets
Current value of plan assets at beginning of year	3,592	3,156
Realized investment yield	303	336
Employer's contribution	182	211
Other employers' contributions	1	16
Benefits paid	–118	–127
Settlements	–105	-
Current value of plan assets at end of year	3,855	3,592

We have included the pension provision for E-Plus in the disclosure note in 2004. Previously, the pension provision for E-Plus was recorded as 'Other pension provision'.

Sensitivity analysis

The table below shows the sensitivity of the net periodic pension cost of EUR 131 million over 2004 to the most important assumptions:

Amounts in millions of euro
CHANGE IN NET PERIODIC PENSION COST AS REPORTED IN 2004
Change in assumption in percent point	+0.5%	–0.5%
Discount rate	–23	50
Expected return on assets	–18	18
Wage inflation	75	–44

Estimated benefit payments future years

The benefits expected to be paid amount to EUR 113 million in 2005, EUR 117 million in 2006, EUR 121 million in 2007, EUR 127 million in 2008 and EUR 135 million in 2009. The aggregate benefits expected to be paid in 2010-2014 are EUR 875 million.

Other long-term employee benefits

Under Dutch GAAP, we do not provide for other long-term employee benefits, such as payments on the occasion of a service jubilee of an employee. Under Dutch GAAP, costs for such benefits are often recognized when incurred. The required provision for other long-term employee benefits in accordance with US GAAP as at December 31, 2004, is EUR 32 million.

E. Revenue recognition

Non-refundable connection fees are generally charged at the outset of a service contract and are recognized under Dutch GAAP upon connecting the customer to the network. Under US GAAP, for the years ended December 31, 2002 and 2001, we deferred recognition of nonrefundable connection fees and recognized these over the estimated customer relationship period in accordance with SEC Staff Accounting Bulletin No. 101, 'Revenue Recognition in Financial Statements' (SAB 101). During those periods, we also deferred the associated incremental direct costs in an amount equal to or less than the amount of deferred revenues and recognized these over the estimated customer relationship period. Any excess direct costs were expensed immediately.

As of January 1, 2003, we adopted EITF 00-21, 'Revenue Arrangements with Multiple Deliverables' (EITF 00-21). EITF 00-21 addresses how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. EITF 00-21 requires revenue arrangements with multiple deliverables to be divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. Arrangement consideration must then be allocated among the separate units of accounting based on their relative fair values. EITF 00-21 also supersedes certain guidance set forth in SAB 101. In 2003, we also adopted SAB 104, 'Revenue Recognition' (SAB 104), which revises or rescinds certain interpretive guidance regarding SAB 101 that was in conflict with the provisions of EITF 00-21.

Application of EITF 00-21 to multiple element arrangements with one unit of accounting and nonrefundable, up-front connection fees

For multiple element arrangements that are comprised of only one unit of accounting and include a nonrefundable, up-front connection fee, amounts representing connection fees and associated incremental direct costs to the extent of the related revenues are deferred in accordance with SAB 104. Deferred connection fees and associated incremental direct costs are amortized over the estimated customer relationship period. Any excess of incremental direct costs over related deferred revenues is expensed immediately.

Application of EITF 00-21 to multiple element arrangements with more than one unit of accounting

Arrangement consideration received is allocated to each unit of accounting based on their relative fair values. As any nonrefundable, up-front connection fee charged does not meet the criteria of a separate unit of accounting, the additional arrangement consideration received from connection fees is allocated to the other delivered item(s) to the extent that the aggregate equipment and connection fee proceeds do not exceed the allocated fair value of the equipment. Any connection fee proceeds not allocated to the delivered equipment are deferred upon connection and recognized as service revenue over the expected customer relationship period. Incremental direct costs associated with connecting customers under multiple element arrangements with more than one unit of accounting are deferred to the extent of the related deferred revenues, if any, and amortized over the estimated customer relationship period. Any excess of incremental direct costs over related deferred revenues is expensed immediately.

The adoption under US GAAP of EITF 00-21 as of January 1, 2003 led to an after-tax cumulative effect adjustment of EUR 26 million, or EUR 0.02 per share. For the year ended December 31, 2004, under US GAAP net sales were EUR 2 million lower (2002: EUR 31 million higher) and related direct costs were EUR 27 million higher (2003: EUR 6 million higher) compared with Dutch GAAP. The closing balances of 2002 have not been restated and represent deferred revenues and costs under SAB 101. As of December 31, 2004, cumulative revenues amounting to EUR 474 million (2003: EUR 472 million; 2002: EUR 628 million) and cumulative direct costs amounting to EUR 344 million (2003: EUR 371 million; 2002: EUR 464 million) have not yet been recognized under US GAAP, decreasing equity under US GAAP by EUR 130 million as of December 31, 2004 (2003: EUR 101 million; 2002: EUR 165 million).

F. BellSouth's exchange right

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

Under Dutch GAAP, receivables and liabilities denominated in a foreign currency, including derivative contracts, are in principle carried at cost converted into euro at the exchange rates at the end of the period. Additionally, unrealized gains and losses on interest rate swaps used in hedged relationships are deferred until settlement or termination. US GAAP requires valuation of derivatives at fair value, in accordance with the requirements of SFAS 133 'Accounting for Derivative Instruments and Hedging Activities' (SFAS 133), SFAS 138 'Accounting for Certain Derivative Instruments and Hedging Activities' (SFAS 138) and SFAS 149 'Amendment of Statement 133 on Derivative Instruments and Hedging Activities' (SFAS 149). The movement in the fair value of derivatives that qualify as hedging instruments is recorded either in the Statement of Income or in Other Comprehensive Income until the hedged item is recognized in the Statement of Income.

In 2002, application of SFAS 133 led to a credit to income of EUR 90 million before tax and a decrease of EUR 9 million after tax in other comprehensive income.

In 2003, application of SFAS 133 led to a profit before tax of EUR 7 million and a decrease of EUR 140 million after tax in other comprehensive income.

In 2004, application of SFAS 133 led to a profit before tax of EUR 49 million and a decrease of EUR 130 million after tax in other comprehensive income.

Debt refinancing

As discussed in Note [28], we refinanced two bonds that would mature in 2006 through the issuance of two new bonds that will mature in 2011 with the same counter parties. Under Dutch GAAP, we capitalized the fees of EUR 76 million for this refinancing and will amortize these fees over the remaining duration of the original bonds resulting in an amortization charge of EUR 20 million in 2004. Under US GAAP, in accordance with EITF 96-19 'Debtor's accounting for a modification or exchange of debt instruments', these fees are amortized over the duration of the new bonds. Under US GAAP, this results in a lower amortization charge of EUR 15 million, therefore the result in 2004 under US GAAP is EUR 15 million higher than under Dutch GAAP.

Realization of cumulative translation differences

Under Dutch GAAP unrealized translation gains and losses that are recorded in the Cumulative translation differences that are realized upon sale or upon complete or substantially complete liquidation of an investment in a foreign entity are reclassified to other reserves. US GAAP requires that this amount be reclassified to income.

Minority participating interests

Under Dutch GAAP, we valued our 20.3% interest in Český Telecom until the sale in 2003 at the lower of net asset value or the expected net realizable value. Under US GAAP, our investment was valued as an equity investment at its proportional net asset value. At the end of 2002 the proportional net asset value in Český Telecom was EUR 117 million higher than the expected net realizable value. During 2003, we sold our interest in Český Telecom, resulting in a profit under Dutch GAAP of EUR 46 million. Under US GAAP, there was a loss of EUR 65 million on minority interest and a profit of EUR 74 million on realized cumulative translation differences, therefore the result under US GAAP was EUR 37 million lower than under Dutch GAAP.

Under Dutch GAAP, our 17.9% interest in Infonet is carried at cost. Under US GAAP, our investment in Infonet represents an available for sale marketable security under FAS 115, 'Accounting for Certain Investments in Debt and Equity Securities'. In accordance with FAS 115, marketable securities are marked to market at each reporting date, with the resulting unrealized gains and losses reported in Other Comprehensive Income. In 2002 we determined that the fair value of the investment in Infonet declined by EUR 70 million, which was other than temporary. In accordance with FAS 115, declines in the market value of securities of an other than temporary nature are written down to fair value as a realized loss in the Consolidated Statement of Income. The movement in value of Infonet in 2004 (decrease of EUR 14 million) and 2003 (decrease of EUR 20 million) are considered to be temporary and therefore included in Other Comprehensive Income.

Minority interests

As a result of the differences between US GAAP and Dutch GAAP, there is a difference in equity and profit after taxes of certain group companies and, in cases where third parties participate, in the minority interest attributable to the participating third parties. This reconciling item is primarily related to KPN Mobile, Xantic, PanTel and SNT.

Vision Networks Holdings

Prior to October 8, 2002, Vision Networks Holdings B.V. was accounted for as a participating interest under Dutch GAAP and was stated at cost (EUR 18,151). Under US GAAP Vision Networks was fully consolidated and additional income was recorded in 2002 of EUR 62 million. On October 8, 2002 the independent Supervisory Board of Vision Networks ceased all activities and, as a result, we gained control of Vision Networks. Subsequent to October 8, 2002, Vision Networks was fully consolidated under Dutch GAAP, which ALIGNed the Dutch GAAP and US GAAP accounting treatment of this entity. In 2003, under Dutch GAAP EUR 11 million was directly charged to equity as it related to the period before October 8, 2002. Under US GAAP this EUR 11 million is charged in 2003 to the income statement.

Investment grants to replace WIR allowances

In 1998, under Dutch GAAP, we decided to no longer recognize the deferred investment grants in the consolidated balance sheet, which led to a release of EUR 86 million. US GAAP stipulates that these grants be added to income according to the original schedule. Accordingly, the deferred investment grant under US GAAP was EUR 26 million at December 31, 2004 (2003: EUR 33 million).

Cumulative effect of adoption of SFAS 143 on January 1, 2003

With effect from January 1, 2003, we changed our accounting principle for asset retirement obligations under Dutch GAAP, in order to bring our accounting principles in line with SFAS 143 'Accounting for Obligations Associated with the Retirement of Long-Lived Assets'. Prior to that date, provisions for asset retirement obligations were built up during the estimated useful life of the assets concerned, using the linear method. With effect from January 1, 2003, the asset retirement costs are capitalized as part of the carrying amount of tangible fixed assets and are expensed either as depreciation costs over the estimated useful life of the asset or impairment charges. The asset retirement obligation is stated at net present value using a discount rate equal to the credit-adjusted risk-free interest rate of the related asset.

The change in accounting principle had the following impact on our balance sheet as per January 1, 2003: a provision for asset retirement obligations of EUR 72 million was recognized, an amount of EUR 66 million was added to tangible fixed assets and the remaining EUR 6 million was charged against shareholders' equity under Dutch GAAP. Under US GAAP, the EUR 6 million has been charged to the profit and loss account as a cumulative effect of application of FAS 143 on January 1, 2003. The effect of the change in accounting principle on the Statement of Income for the year 2003 was not significant.

Share based compensation expense

At December 31, 2004, we had thirteen stock-based compensation plans, which are described in note [3], 'Salaries and social security contributions'. Prior to 2003 we accounted under US GAAP for those plans applying the intrinsic value recognition and measurement provisions of APB Opinion No. 25, 'Accounting for Stock Issued to Employees', and related interpretations. In 2003, we adopted under US GAAP the fair value recognition provisions of SFAS 123 for stock-based employee compensation applying the retroactive restatement method allowed by SFAS 148, ‘Accounting for Stock-Based Compensation-Transition and Disclosure’ (SFAS 148) an amendment of SFAS 123. Accordingly, all prior periods presented have been restated to reflect the compensation cost that would have been recognized had the recognition provisions of SFAS 123 been applied to all awards granted to employees after January 1, 1995.

Amounts in millions of euro	Compensation costs per year under US GAAP
Options granted in	2004	2003	2002
2000	-	4	11
2001	17	20	19
2002	2	1	7
2003	2	9	-
2004	10	-	-
Total costs	31	34	37

Under Dutch GAAP, compensation charges for the issuance of share options are generally recorded only to the extent that the market value of the common stock exceeds the exercise price on the date of grant. However, in 2003, we repriced options granted under our plan of December 2001. As a result of the option repricing, these options receive 'variable treatment' in each reporting period subsequent to February 28, 2003, the date of the repricing, until these options are exercised, cancelled or forfeited without replacement. Accordingly, we must measure the aggregate intrinsic value of vested repriced options at each balance sheet date and record under Dutch GAAP a compensation expense (benefit) in the reporting period such that the cumulative related expense recorded is equal to this intrinsic value, if any. We record this expense (benefit) as a component of salaries and social contributions expenses and an opposite direct movement in other reserves for the same amount. For 2004 the effects of this variable treatment resulted in a compensation charge of EUR 9 million (2003: EUR 12 million) under Dutch GAAP. The difference of EUR 22 million (2003: EUR 22 million) between the Dutch GAAP and US GAAP compensation charge is recorded as a reconciling item in the Reconciliation of Profit or Loss After Taxes to US GAAP for 2003.

Foundation PVKPN

In the past we established the foundation PVKPN to stimulate individual and organized leisure activities for all employees and relatives of Koninklijke KPN and its subsidiaries. PVKPN derives its revenues from member fees, interest and an annual and initial contribution from KPN. PVKPN is in effect providing ongoing benefits to the KPN employees by funding extracurricular activities of such employees; therefore US GAAP Interpretation 1 to APB 25 is applicable. This rule prescribes that compensation-like expenses paid by a third party on behalf of a company would be expensed by such company as the third party incurs expenses related to providing benefits to the company's employees. We therefore have to record our initial contribution to PVKPN as restricted cash and then record an expense over time as PVKPN spends this money on benefits, activities, etc. for KPN employees. This has resulted in an increase of cash of EUR 5 million and a reversal of the previous expensed amount of EUR 5 million.

Tangible fixed assets

We received vouchers from equipment suppliers in prior years that were recorded under Dutch GAAP as other operating revenues and were in prior years deferred under revenue recognition under US GAAP. We now disclose this item separately as this has to be adjusted to property plant and equipment as discount received on investments and amortized over the remaining life of the equipment under US GAAP. In 2004 no vouchers were received that were recorded under Dutch GAAP as other operating revenues (2003: EUR 5 million and 2002: nil). As of December 31, 2004, cumulative adjustment on equipment and equity was EUR 10 million lower (2003: EUR 13 million lower; 2002: EUR 11 million lower). For the year ended December 31, 2004, under US GAAP depreciation was EUR 3 million lower (2003: EUR 2 million higher and 2002: EUR 2 million lower).

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

Reclassifications and other

Under Dutch GAAP, certain items are disclosed in different sections of our Balance Sheet or Consolidated Statement of Income compared with US GAAP. These differences do not lead to any differences in shareholders' equity or profit or loss after taxes, therefore the reclassifications below are not included in the reconciliation to US GAAP shareholders' equity and US GAAP profit after taxes.

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

In 2004, total profit on the sale of assets amounted to EUR 56 million and was related to the sale of our share in PTC (EUR 20 million) and the sale of our share in Eutelsat (EUR 36 million).

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

Interest relating to pension provisions

Interest relating to pension provisions was presented as interest expense of EUR 36 million in 2004 (2003: EUR 35 million, 2002: EUR 35 million). Under US GAAP, this interest expense is recorded as part of periodic pension expense.

Sale of real estate

Under Dutch GAAP, we sold certain real estate properties in 2002 with a book value of EUR 17 million. We continue to use some parts of the properties through operating leases. Under these operating leases, we have the right to renew our leases on substantially the same terms as the original lease term, the total of which is substantially all of the value of the properties under Dutch GAAP. Under US GAAP, this constitutes a level of continuing involvement that requires us to account for the sale of these properties as financings. Under US GAAP, the properties remain on the balance sheet and the proceeds are recorded as a liability. This difference in accounting does not lead to a difference in our shareholders' equity or net income.

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

Under US GAAP, investments in joint ventures must be carried as an equity investment at net asset value for its proportional equity interest. This difference does not lead to an adjustment in profit or equity reconciliation under US GAAP. Proportional consolidation of joint ventures affected the following items in the Consolidated Balance Sheet and the Consolidated Statement of Income:

Amounts in millions of euro	2004	2003	2002
Balance sheet information
Fixed assets	11	10	-
Current assets	39	56	-
Provisions and long-term liabilities	1	-	-
Current liabilities	32	43	-
Statement of Income information
Total operating revenues from continuing operations	84	142	415
Operating profit/ (loss) from continuing operations	13	8	–155
Profit/(loss) before tax from continuing operations	13	9	–155
Profit/(loss) after taxes	13	24	–155

The profit or loss after taxes generated by our investments in the joint ventures amounted to a profit of EUR 13 million (2003: EUR 24 million profit; 2002: EUR 155 million loss).

Current portion of provisions

Under Dutch GAAP, the portion of the provisions due to be released within one year is presented as part of the provisions. Under US GAAP, such provisions are required to be presented under current liabilities. This difference would increase the current liabilities as of December 31, 2004 by EUR 243 million (2003: EUR 228 million).

Cash flow statements

We compile our cash flow statement in accordance with International Accounting Standards (IAS 7). The SEC's rules applicable to Annual Reports on Form 20-F permit the compilation of cash flow statements under IAS 7.

Discontinued operations

Under US GAAP through December 31, 2001 we accounted for the disposal of a segment of a business in accordance with APB Opinion No. 30, 'Reporting the Results of Operations–Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions' (APB 30). The definition of a discontinued operation under this opinion is consistent with Dutch GAAP.

As of January 1, 2002 we adopted SFAS 144 under US GAAP. This statement retains the basic provisions of APB 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business).

In 2004, 2003 and 2002, certain of our disposals, including PanTel, Contrado, Netwerk Bouw, Softwarehouse, End User Services, Pannon, SNT Scandinavia, KPN Belgium, Planet Internet Belgium and Telefoongids Media qualified as discontinued operations in accordance with SFAS 144. Consolidated statements of income, presented in accordance with US GAAP, do not consolidate these discontinued operations but rather report for all periods presented the results of these operations and any related gain or loss on disposal, net of tax, as a separate component of income before extraordinary items and cumulative effect of accounting changes. These disposals do not qualify as discontinued operations under Dutch GAAP.

Back to content

Corporate Statement of Income

As the corporate financial information of Koninklijke KPN N.V. is included in the Consolidated Financial Statements, the Corporate Statement of Income is presented in abbreviated form (Section 402, Book 2 of the Dutch Civil Code).

Amounts in millions of euro	2004	2003	2002
Income from group companies after taxes	1,809	811	–7,601
Other income and expense after taxes	–298	1,920	–1,941
Profit/(loss) after taxes	1,511	2,731	–9,542

Back to content

Corporate Balance Sheet

Before appropriation of net result

Assets

Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
FIXED ASSETS
Intangible fixed assets [32]
Goodwill	1	2
Total intangible fixed assets	1	2
Financial fixed assets [33]
Participating interests and group companies	10,949	9,142
Loans to participating interests and group companies	9,120	6,806
Loans	-	16
Other financial fixed assets	970	1,707
Total financial fixed assets	21,039	17,671
Total fixed assets	21,040	17,673
CURRENT ASSETS
Receivables [34]	1,429	3,583
Prepayments and accrued income	62	28
Cash and cash equivalents	625	891
Total current assets	2,116	4,502
TOTAL	23,156	22,175

[..] Bracketed numbers refer to the Notes to the Corporate Balance Sheet.

Liabilities

Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
Subscribed capital stock	559	598
Additional paid-in capital	15,307	16,268
Statutory reserves	137	137
Accumulated translation differences	–53	–40
Other reserves	–10,640	–12,531
Profit or loss current year	1,511	2,731
SHAREHOLDERS' EQUITY [35]	6,821	7,163
PROVISIONS
Pension provisions	659	682
Other provisions	38	61
Total provisions	697	743
LONG-TERM LIABILITIES
Loans	9,289	9,071
Accruals and deferred income	3	3
Total long-term liabilities	9,292	9,074
CURRENT LIABILITIES
Other liabilities [36]	6,123	4,939
Accruals and deferred income	223	256
Total current liabilities	6,346	5,195
TOTAL	23,156	22,175

[..] Bracketed numbers refer to the Notes to the Corporate Balance Sheet.

Back to content

General Notes to the Corporate Financial Statements

The corporate financial information of Koninklijke KPN N.V. is included in the Consolidated Financial Statements. The accounting principles are the same as those used in the Consolidated Financial Statements.

Back to content

Notes to the Corporate Balance Sheet

Fixed assets

[32] Intangible fixed assets

Amounts in millions of euro	Goodwill
Balance at December 31, 2003	2
Changes in 2004
Amortization	–1
Balance at December 31, 2004	1

[33] Financial fixed assets

Amounts in millions of euro	Participating interests and group companies	Loans to participating interests and group companies	Loans	Other financial fixed assets	Total
Balance as at December 31, 2003	9,142	6,806	16	1,707	17,671
Changes in 2004
Exchange rate differences	–2				–2
New consolidations
Profit	1,809				1,809
New loans		135		110	245
Withdrawals/redemptions		–644	–16	–72	–732
Change in deferred taxes				–740	–740
Transfer from short-term portion		2,811		–35	2,776
Other		12			12
Balance of changes	1,807	2,314	–16	–737	3,368
Balance as at December 31, 2004	10,949	9,120	0	970	21,039

Long-term loans to participating interests and group companies include, among others, loans to group companies within the Mobile division for an amount of EUR 9,111 million, excluding accrued interest (2003: EUR 6,708 million) with maturity dates between 2006 and 2013 (and with a mixture of interest rates: floating, fixed or profit depending).

Other financial fixed assets include a deferred tax asset of EUR 853 million (2003: EUR 1,593 million).

Current assets

[34] Receivables

Receivables can be specified as follows:

Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
Deferred tax assets	10	6
Short-term loans to group companies	1,109	3,541
Taxes	310	36
Receivables	1,429	3,583

Short-term loans to group companies include several current accounts with group companies with a maturity date before December 31, 2005. In 2003 the short-term loans to group companies included a loan to KPN Mobile N.V. for an amount of EUR 2,882 million. The decrease in short-term loans is due to the refinance of short-term loans in 2004 by longer dated maturities.

Shareholders' equity

[35] Shareholders' equity

For a breakdown of Shareholders’ equity, please refer to the Statement of Changes in Shareholders’ equity and the Notes thereto.

Current liabilities

[36] Other liabilities

Other liabilities included financial current account positions and loans from group companies for an amount of EUR 4,478 million (2003: EUR 4,023 million). Other liabilities also included an amount of EUR 77 million for taxes payable and social security contributions (2003: EUR 26 million).

COMMITMENTS AND CONTINGENCIES

Amounts in millions of euro	Dec. 31, 2004	Dec. 31, 2003
Commitments by virtue of guarantees	25	38

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

The Hague, February 28, 2005

The Supervisory Board Board of Management

A.H.J. Risseeuw A.J. Scheepbouwer

D.G. Eustace M.H.M. Smits

M. Bischoff G.J.M. Demuynck

V. Halberstadt

D.I. Jager

M.E. van Lier Lels

J.B.M. Streppel

Back to content

Other information

Report of Independent Auditors

For the Report of Independent Auditors, please refer to page 112 of the Financial Statements.

Proposed appropriation of result

Pursuant to Article 35(1) of the Articles of Association, 7% of the par value (EUR 0.48) will be paid out on the special share. On outstanding Class B preferred shares, a dividend is paid out equal to the average of the 12-month EURIBOR increased by 1%. If the 12-month EURIBOR is no longer determined, the dividend on preference shares will be calculated based on the yield on State loans (Article 35(1)). No Class B preferred shares were outstanding in 2004. Subsequently, subject to the approval of the Supervisory Board, the Board of Management will determine what proportion of net income remaining after payment of the dividend on the special share and any Class B preferred shares will be appropriated to the reserves (article 35(2)). The remaining net income will be distributed as a dividend on the ordinary shares (article 35(3)). The Board of Management, with the approval of the Supervisory Board, may also appropriate the complete profit to the reserves.

On February 28, 2005, the Board of Management, with approval of the Supervisory Board, has appropriated an amount of EUR 698 million out of the profit to the Other reserves. On August 8, 2004, an interim dividend of EUR 0.08 was paid to all holders of ordinary shares, amounting to a total of EUR 190 million. The remaining part of the profit over 2004, amounting to EUR 623 million, is available for distribution as final dividend.

The Board of Management, with the approval of the Supervisory Board, will propose to the Annual General Meeting of Shareholders to determine the total dividend over 2004 at EUR 0.35 per ordinary share. After deduction of the interim dividend of EUR 0.08 per ordinary share, the final dividend will be EUR 0.27 per ordinary share. Subject to the provisions of Article 37 of the Articles of Association, the 2004 final dividend will become payable as of April 22, 2005, which is 8 working days after it has been declared by the Annual General Meeting of Shareholders. The payout ratio of this dividend amounts to 55.6% of our profit for 2004.

Special control rights

Special share

The special share is in registered form only. No share certificate is issued for this share. The State of the Netherlands holds the special share, which entitles the holder thereof to cast two votes at the General Meeting of Shareholders. The special share confers special statutory control rights. For a description of these rights, please refer to the section titled 'Corporate Governance'.

The Foundation for the Protection of KPN (Stichting Bescherming KPN)

For a description of the Foundation for the Protection of KPN, and for a more detailed description of our Articles of Association, please refer to the section titled 'Corporate Governance'.

Subsequent events

On January 19, 2005, the State of the Netherlands, as represented by the Ministry of Finance, announced that it sold 150 million ordinary shares in KPN, by way of a block sale to Lehman Brothers. The sale represented approximately 6% of KPN’s outstanding share capital, and reduced the holding of the State of the Netherlands in KPN to 14.25%.

On January 28, 2005, our 1.1% stake in Intelsat has been converted into a receivable of USD 18.75 per share due to the closing of the merger between Intelsat and Zeus Holdings. We expect actual payment of USD 38.0 million shortly after March 1, 2005.

On February 2, 2005, we reached an agreement with Corcyra in Croatia on the sale of our 43.5% stake in EuroWeb International Corp. The sale involves two tranches. It is expected that the sale will be completed no later than May 1, 2006.

On February 7, 2005, the Netherlands Arbitration Institute ruled in a case that, in essence, deals with the minimum distances between telecommunications networks and gas networks. As clear standards were lacking, the arbitrators have now formulated minimum distance standards between telecommunications ducts and gas lines. KPN is assessing the ruling and its impact.

On February 25, 2005, the sale of our 17.9% stake in Infonet to BT was closed. On February 28, 2005 we received the proceeds of USD 171.6 million.

Back to content

Five-year summary

The following tables show our selected historical financial data as of and for the years ended December 31, 2000 through 2004. We derived the selected historical financial data from our Consolidated Financial Statements. Our Consolidated Balance Sheets as of December 31, 2003 and 2004 and our related Consolidated Statements of Income and of Cash Flows for the three years ended December 31, 2004 and the related Notes appear elsewhere in this Annual Report.

Our Consolidated Financial Statements have been prepared in accordance with Dutch GAAP, which differs in certain significant respects from US GAAP. In 2004, these included significant differences in our accounting for goodwill and other intangible assets, capitalization of interest on UMTS licenses, derivatives and pension obligations. In 2003, these included significant differences in our accounting for impairment charges, capitalization of interest on UMTS licenses and pension obligations. In 2002, these included significant differences in our accounting for impairment charges, BellSouth's exchange right, pension obligations and sales of assets. For further information on the differences between Dutch GAAP and US GAAP as they relate to us, please refer to the Notes to our Consolidated Financial Statements.

You should read this table together with 'Operating results' and our Consolidated Financial Statements and the Notes thereto, which are included elsewhere in this Annual Report.

Amounts in millions of euro, except for shares, per share and ratio data	As at and for the year ended December 31,
	2004	2003	2002	2001	2000
Income Statement Data (1)
In accordance with Dutch GAAP:
Total operating revenues	12,102	12,907	12,784	12,859	13,511
Operating profit	2,457	3,108	–5,581	–14,436	2,717
Profit/(loss) before taxes	1,837	2,246	–6,759	–8,968	1,811
Profit/(loss) after taxes	1,511	2,731	–9,542	–7,495	1,874
Earnings per ordinary share and per ADS (non diluted) (2, 3)	0.63	1.11	–3.94	–5.88	1.90
Earnings per ordinary share and per ADS on a fully diluted basis (2, 3)	0.63	1.09	–3.94	–5.88	1.71
Weighted average number of outstanding ordinary shares (3)	2,385,418,773	2,468,678,426	2,423,921,066	1,274,495,172	984,891,875
Weighted average number of outstanding ordinary shares on a fully diluted basis (3)	2,404,343,845	2,538,982,413	2,423,921,066	1,274,495,172	1,096,227,139
In accordance with US GAAP (as restated):
Total operating revenues from continuing operations	11,782	12,198	11,988	11,303	10,141
Operating profit from continuing operations	2,462	–4,280	614	–534	151
Profit/(loss) before taxes from continuing operations (8)	2,446	–4,366	250	725	7,303
Effect of discontinued operations, net of taxes	14	426	58	–106	4
Effect of change in accounting principle, net of taxes	-	20	–14,179	–64	–157
Profit/(loss) after taxes (8)	2,079	–3,670	–15,094	–230	7,336
Earnings per ordinary share and per ADS (non diluted) from continuing operations (2, 3, 8)	0.87	–1.67	–0.40	–0.05	7.60
Earnings per ordinary share and per ADS on a fully diluted basis from continuing operations (2, 3, 8)	0.86	–1.67	–0.40	–0.05	6.83
Earnings per ordinary share and per ADS (non diluted) from discontinued operations (2, 3)	0.01	0.17	0.02	–0.08	0.00
Earnings per ordinary share and per ADS on a fully diluted basis from discontinued operations (2, 3)	0.01	0.17	0.02	–0.08	0.00
Effect of change in accounting principle on earnings per ordinary share and per ADS (non diluted) (2, 3)	0.00	0.01	–5.85	–0.05	–0.16
Effect of change in accounting principle on earnings per ordinary share and per ADS on a fully diluted basis (2, 3)	0.00	0.01	–5.85	–0.05	–0.14
Total earnings per ordinary share and per ADS (non diluted) (2, 3, 8)	0.87	–1.49	–6.23	–0.18	7.45
Total earnings per ordinary share and per ADS on a fully diluted basis (2, 3, 8)	0.86	–1.49	–6.23	–0.18	6.69
Weighted average number of outstanding ordinary shares (3)	2,385,418,773	2,468,678,426	2,423,921,066	1,274,495,172	984,891,875
Weighted average number of outstanding ordinary shares on a fully diluted basis (3)	2,404,343,845	2,468,678,426	2,423,921,066	1,274,495,172	1,096,227,139
Balance Sheet Data
In accordance with Dutch GAAP:
Total assets	22,736	24,125	25,161	41,122	53,465
Long-term liabilities	7,806	9,230	12,680	16,896	20,149
Provisions	3,270	3,339	1,597	1,404	560
Exchange right	-	-	-	712	7,560
Group equity	6,965	7,359	4,780	12,172	16,352
Capital stock (including additional paid-in capital)	15,866	16,866	16,866	15,580	8,400
Number of subscribed shares	2,329,399,969	2,490,996,877	2,490,996,877	2,254,147,806	1,203,652,643
In accordance with US GAAP:
Total assets	24,383	25,224	33,049	56,178	55,032
Long-term liabilities	8,056	9,364	12,769	17,185	20,787
Provisions	3,598	3,760	1,958	1,844	1,682
Exchange right	-	-	-	659	2,035
Group equity	7,178	7,137	11,227	26,665	21,668
Other Data (in accordance with Dutch GAAP)
Net cash provided by operating activities	3,969	4,087	3,975	2,565	2,126
Net cash used in investing activities	–1,594	–48	–335	–1,664	–22,849
Net cash (used in) provided by financing activities	–2,636	–4,853	–8,329	2,947	21,495
Depreciation charges	1,997	2,101	2,257	2,277	1,886
Amortization charges	374	314	390	1,231	1,037
Impairment charges	26	120	7,605	14,309	116
Restructuring charges	80	60	77	705	-
Capital expenditure	1,698	1,421	1,137	2,949	3,847
Ratios (in accordance with Dutch GAAP)
Pay out ratio (4)	55.6%	22.5%	-	-	27.9%
Dividend per ordinary share (3, 5)	0.35	0.25	-	-	0.53
Operating margin (6)	20.3%	24.1%	–43.7%	–112.3%	20.1%
Solvency (7)	30.6%	30.5%	19.0%	29.6%	30.6%
  Our results were affected by a number of substantial items in 2004, 2003, 2002, 2001 and 2000. In 2004, we recognized book gains of EUR 36 million on the sale of Eutelsat and EUR 20 million on the sale of PTC. In 2003, we recognized a gain resulting from the termination agreement with MobilCom of EUR 210 million, we reported a book gain on the sale of Directory Services of EUR 435 million, we reversed the impairment of GSM licenses of BASE of EUR 103 million, we reached an agreement with the tax authorities with a positive outcome of EUR 1,080 million and we reversed the adjustment to net realizable value of Hutchison 3G UK of EUR 119 million. In 2002, the main items were the impairment charges on goodwill of EUR 1.9 billion (E-Plus and BASE), the impairment charges on licenses (E-Plus and BASE) of EUR 5.4 billion, the impairment on Hutchison 3G UK of EUR 1.2 billion and the write-down of the deferred tax asset on E-Plus and BASE of EUR 606 million. In 2001, we recognized impairment charges of EUR 14.1 billion, an amount of EUR 6.8 billion relating to the BellSouth exchange right was released to income and we incurred restructuring charges of EUR 0.7 billion. The main item in 2000 was our EUR 2.3 billion gain on the acquisition of 15% in KPN Mobile by NTT DoCoMo.

  Please refer to Note [11] of the Consolidated Financial Statements for a discussion on the method used to calculate profit or loss per share.

  Restated for the effect of the two-for-one share split which occurred on June 5, 2000, as if the share split took place as of January 1, 2000.

  Payout ratio: proposed dividend per ordinary share divided by earnings per (ordinary) share as determined under Dutch GAAP.

  The proposed dividend over 2004 consists of a cash dividend of EUR 0.35 per share of which EUR 0.08 was paid as an interim dividend.

  Operating margin: operating result divided by total operating revenues as determined under Dutch GAAP.

  Solvency: shareholder's equity plus minority interests (group equity) divided by total assets as determined under Dutch GAAP.

  Please refer to the Information on US GAAP for a description of the restatement of our profit or loss before and after taxes and earnings per share for the years 2002 and 2003 for the correction of the errors relating to the cumulative translation difference and the realization of the cumulative translation difference into income.

Back to content

Information per quarter

The following table sets forth our unaudited quarterly information for 2004 and 2003:

Amounts in millions of euro, unless otherwise stated	Q4/2004	Q3/2004	Q2/2004	Q1/2004	Q4/2003	Q3/2003	Q2/2003	Q1/2003
Operating revenues:
Fixed division	1,805	1,779	1,811	1,859	1,964	1,925	1,937	1,926
Mobile division	1,403	1,409	1,346	1,279	1,340	1,324	1,270	1,445
Other activities	106	94	124	134	133	121	127	565
Internal revenues	–264	–265	–265	–253	–323	–288	–291	–268
Total operating revenues	3,050	3,017	3,016	3,019	3,114	3,082	3,043	3,668
Operating result:
Fixed division	432	414	468	457	443	393	452	464
Mobile division	133	162	162	163	301	197	161	388
Other activities	–33	10	48	41	–63	13	–24	383
Operating result	532	586	678	661	681	603	589	1,235
Financial income and expenses	–144	–193	–146	–137	–223	–205	–202	–232
Taxes	126	–86	–163	–145	972	–256	–221	–238
Income from participating interests	-	–15	3	1	165	–4	1	–1
Minority interests	–35	–4	–3	–5	44	1	16	6
Profit/(loss) after taxes	479	288	369	375	1,639	139	183	770
Earnings per ordinary share (non-diluted) in euro 1)	0.20	0.12	0.16	0.15	0.67	0.05	0.08	0.31
Earnings per ordinary share on a fully diluted basis in euro 1)	0.20	0.13	0.15	0.15	0.65	0.06	0.07	0.31

  The earnings per share in a quarter subsequent to the first quarter have been calculated by subtracting the cumulative earnings per share of the previous quarter from the cumulative earnings per share of that quarter.

Back to content

Information about the KPN share

We attach great importance to transparent and regular communication with our shareholders, other capital providers and their intermediaries. Presentations for and meetings with investors and analysts are held on a regular basis, including those in connection with the announcement of our results. Analysts' meetings and conference calls were organized around the publication of the quarterly results are broadcasted live via the Internet to ensure that all groups of investors receive the same information. We also emphasize communication with our retail investors by, for example, providing them with our free quarterly information bulletin 'In Portefeuille'. In addition, we regularly organize presentations for retail investors. In 2003, we joined the Shareholders' Communication Channel, an initiative in which 14 major Dutch companies and 10 depositary banks are participating in order to facilitate communication between companies and their shareholders, and between shareholders themselves.

In all these activities, our management is supported by the Investor Relations department, which is available on a daily basis for investors and analysts.

For more information, please refer to the Investor Relations pages on our website: www.kpn.com.

Listings

We are listed on the following stock exchanges (ticker: KPN):

Euronext Amsterdam since June 1994

New York (NYSE) since October 1995

London since June 1996

Frankfurt since July 1996

Since June 13, 1994, our ordinary shares have been listed on the Euronext Amsterdam. Relating to our New York listing, we have an unrestricted sponsored ADR facility with Citibank N.A. as depositary pursuant to a deposit agreement. The ADRs evidence ADSs, each of which represents the right to receive one ordinary share. At the end of 2004, the number of issued ADRs amounted to 7,858,616 (2003: 6,928,595). The ADSs have been listed for trading on the New York Stock Exchange (NYSE) under the symbol 'KPN'. For further information on our ADR facility, please refer to 'Additional information for Shareholders – American Depository Receipts'.

Indices

The KPN shares are included in the following leading indices (weightings as of the end of 2004):

AEX 6.8%

DJ Stoxx 600 Telecom 3.2%

FTSE Eurotop 300 Telecom 3.4%

MSCI Euro 0.7%

Share ownership

Our ordinary shares are held in bearer form or held in the form of ordinary shares registered in KPN's share register in The Hague, the Netherlands. Ordinary shares may be converted from one form to the other but only ordinary shares in bearer form deposited with The Netherlands Central Institute for Giro Securities may be traded on the Euronext Amsterdam. On January 19, 2005, the State of the Netherlands sold part of its share in our Company and currently holds 14.25%. The remaining 85.75% of our shares were freely marketable. To our knowledge, no other shareholder owns 5% or more of our outstanding shares. For more information, please refer to the section titled 'Additional Information for Shareholders –Obligations to disclose holdings'.

Share price 2002 – 2004

Dow Jones Telecom Index and the AEX have been rebased to the KPN share price on January 1, 2002.

Dividend policy

In the interest of maintaining flexibility to grow and invest in our business, while maximizing returns to shareholders, we target an optimum capital structure. Currently, our goal is to contain net debt to no more than twice the operating result plus depreciation, amortization and impairments, and to maintain a net interest coverage (defined as operating result plus depreciation, amortization and impairments divided by financial income and expense) of at least six times. We believe that this financial framework will accommodate our desire to establish an adequate dividend policy for our shareholders.

We propose to declare a cash dividend of EUR 0.35 per share in respect of the year ending December 2004, of which EUR 0.08 was paid out as an interim dividend in August 2004. The proposed dividend will be presented for approval at the Annual General Meeting of Shareholders to be held on April 12, 2005 and, upon approval, paid out shortly thereafter. At EUR 0.35 per share the dividend is higher than the level indicated when we presented our dividend policy at the publication of the 2003 results, when we indicated that we anticipated a level of the regular dividend as of 2004 of at least EUR 0.20 per share per year.

We intend to execute a mid-term dividend policy according to which we will pay out a dividend between 35 and 50 per cent of annual free cash flow, defined as net cash flow provided by operating activities minus capex.

This policy may change and is based on a number of assumptions concerning future events and is subject to uncertainties and risks that are outside our control.

Share repurchase program

We have no intention to hold unutilized surplus cash balances. Surplus cash will be returned to shareholders either via additional special dividends or via share repurchases. Share repurchases will only be undertaken at a price, which enhances value for the remaining shareholders. To this end, we have announced EUR 1.5 billion of share repurchases in 2004. The first repurchase program (EUR 500 million) was completed in July 2004 and the 81 million acquired shares were cancelled in October. The second program of EUR 1.0 billion was announced at the end of June and at the end of 2004, 83 million shares had been bought back under this second program, of which 81 million were cancelled in December.

We will continue with the remaining part of our second repurchase program (EUR 485 million) in 2005 via a second trading line. In addition to this we have announced further share repurchases of EUR 500 million in 2005. We will review our excess cash position in August 2005.

PER-SHARE INFORMATION

Per ordinary share or per ADS in euro	2004	2003	2002
Non-diluted profit after taxes	0.63	1.11	–3.94
Fully diluted profit after taxes 1)	0.63	1.09	–3.94
Dividend 2)	0.35	0.25	-
Pay-out ratio 2)	55.6%	22.5%	-
Number of outstanding shares 3) 4)
At year-end	2,329,399,969	2,490,996,876	2,490,996,876
On average (weighted)	2,385,418,773	2,468,678,426	2,423,921,066
Closing prices at Euronext Amsterdam	6.99	6.12	6.20
Closing prices at NYSE (USD)	9.56	7.71	6.42
Average daily trading volume at Euronext Amsterdam (x 1,000)	11,474	10,904	13,219

  Fully diluted (dilution in relation to the exchange right and warrant issued to BellSouth (only 2002), the convertible bond maturing November 2005, the bonus shares issued in 2002, and the options granted within the scope of management and employee option plans).

  Proposal to the Annual Meeting of Shareholders to be held on April 12, 2005

  Excluding the special share of the State of the Netherlands.

  On October 28, 2004, we cancelled 80,627,065 ordinary shares we bought under our initial share repurchase program of EUR 500 million. On December 16, 2004, we cancelled another 80,969,811 ordinary shares bought under our second share repurchase program of EUR 1 billion.

The following tables set forth, for the periods indicated, the high and low closing prices of the ordinary shares and ADSs as reported by Euronext Amsterdam and the New York Stock Exchange (NYSE), respectively.

ANNUAL HIGH AND LOW CLOSING PRICES OF OUR ORDINARY SHARES ON EURONEXT AMSTERDAM AND ADsS ON THE NEW YORK STOCK EXCHANGE

	Euronext Amsterdam		NYSE
	High	Low	High	Low
	EUR		USD
2000 1)	73.98	12.05	71.06	10.81
2001	18.01	2.21	16.88	2.09
2002	6.85	3.99	6.79	3.70
2003	7.13	5.37	8.02	5.92
2004	7.07	5.85	9.65	7.03

1) Prices have been restated to reflect the two-for-one share split of June 5, 2000.

CLOSING PRICES OF OUR ORDINARY SHARES ON EURONEXT AMSTERDAM AND ADsS ON THE NEW YORK STOCK EXCHANGE

		Euronext Amsterdam		NYSE
		High	Low	High	Low
		EUR		USD
2003	1st quarter	7.13	5.37	7.51	5.92
	2nd quarter	6.36	5.62	7.21	6.10
	3rd quarter	6.80	5.86	7.65	6.60
	4th quarter	6.70	5.77	8.02	7.15
2004	1st quarter	6.94	6.18	8.81	7.52
	2nd quarter	6.48	5.80	7.85	7.03
	3rd quarter	6.40	5.94	7.83	7.26
	4th quarter	7.07	6.14	9.65	7.49
2005 (through February 25)	1st quarter	7.50	7.00	9.75	9.18

MONTHLY HIGH AND LOW CLOSING PRICES OF OUR ORDINARY SHARES ON EURONEXT AMSTERDAM AND ADsS ON THE NEW YORK STOCK EXCHANGE

	Euronext Amsterdam		NYSE
	High	Low	High	Low
	EUR		USD
September 2004	6.37	6.01	7.77	7.37
October 2004	6.35	6.14	8.07	7.49
November 2004	6.60	6.15	8.76	7.83
December 2004	7.07	6.60	9.65	8.83
January 2005	7.37	7.00	9.63	9.18
February 2005 (through February 25)	7.50	7.18	9.75	9.42

The closing price of the ordinary shares on Euronext Amsterdam on February 25, 2005 was EUR 7.27. The closing price of the ADS on the NYSE on February 25, 2005 was USD 9.63.

Financial calendar 2005

April 12, 2005

Annual General Meeting of Shareholders

April 14, 2005

Ex-dividend listing of shares

April 22, 2005

Start of payment of 2004 final dividend

May 10, 2005

Publication of results for the first quarter of 2005

August 9, 2005

Publication of results for the second quarter of 2005

November 7, 2005

Publication of results for the third quarter of 2005

Please note that dates may be subject to change.

Contact

For more information, please contact:

KPN Investor Relations

Attn. Jantiene Klein Roseboom

Tel.: (+31) 70 446 09 86

Fax: (+31) 70 446 05 93

www.kpn.com ('About KPN')

ir@kpn.com

Back to content

ADDITIONAL INFORMATION FOR SHAREHOLDERS

Legal structure

The following table sets forth the name and jurisdiction of incorporation of, and our ownership and voting interest (if different) in, our principal operating subsidiaries and other principal interests as of February 25, 2005.

Name of Subsidiaries and other principal interests	Country of incorporation	Percentage ownership/ voting interest
KPN Telecom B.V.:	The Netherlands	100.0
KPN EnterCom Solutions B.V.	The Netherlands	100.0
KPN EuroRings B.V.	The Netherlands	100.0
EuroWeb International Corp.	USA	43.54
KPN Satcom B.V.:	The Netherlands	100.0
Xantic B.V.	The Netherlands	65.0
Infonet Nederland B.V.	The Netherlands	100.0
HubHop B.V.	The Netherlands	100.0
PanTel Rt.	Hungary	75.19
KPN Telecommerce B.V.:	The Netherlands	100.0
KPN Consumer Internet and Media Services B.V.	The Netherlands	100.0
XS4ALL Holding B.V.	The Netherlands	100.0
SNT Group N.V.	The Netherlands	93.70 (a)
KPN Mobile Holding B.V.:	The Netherlands	100.0
GMI Mobilfunk Beteiligungen GmbH	Germany	100.0
E-Plus Mobilfunk GmbH & Co.KG	Germany	22.51
KPN Mobile N.V.:	The Netherlands	97.84 (b)
KPN Mobile The Netherlands B.V.	The Netherlands	100.0 (c)
KPN Mobile International B.V.	The Netherlands	100.0 (c)
BASE N.V./S.A.	Belgium	100.0 (c)
E-Plus Mobilfunk GmbH & Co.KG	Germany	77.49 (c)
KPN Vastgoed & Facilities B.V.	The Netherlands	100.0

(a) Intended merger KPN Telecommerce B.V., SNT Group N.V. and Koninklijke KPN N.V.
(b) NTT DoCoMo owns the additional 2.16% of KPN Mobile N.V.
(c) Ownership interest of KPN Mobile N.V.

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

Exchange rate information

Prices for our ordinary shares listed on Euronext Amsterdam are quoted in euro. Fluctuations in the exchange rate between the euro and US dollar will affect:

  the US dollar equivalent of the euro price of our ordinary shares listed on Euronext and, as a likely result, the market price of our ADSs listed on the New York Stock Exchange;

  the US dollar conversion of any cash dividends paid in euro on our ordinary shares represented by ADSs; and

  the presentation of our operating results and financial condition.

The noon buying rate for the euro in the City of New York for cable transfers as certified for Customs purposes by the Federal Reserve Bank of New York on February 25, 2005, was USD 1.32 per EUR 1.00.

The following table sets forth the average noon buying rate for the euro for each of the previous five years:

Year	Average (1)
2000	0.92
2001	0.89
2002	0.95
2003	1.13
2004	1.24

(1) Average of the noon buying rates on the last business day for each full calendar month during the relevant period.

The following table sets forth the high and low noon buying rates for the euro for each of the monthly periods indicated:

Month	High	Low
September 2004	1.24	1.21
October 2004	1.28	1.23
November 2004	1.33	1.27
December 2004	1.36	1.32
January 2005	1.35	1.30
February 2005 (until February 25)	1.32	1.28

For a more complete discussion of exchange rate fluctuations and the hedging techniques that we use to manage our exposure to these fluctuations, please refer to the section titled 'Quantitative and Qualitative Disclosures About Market Risk' in our Consolidated Financial Statements.

Obligations to disclose holdings

Pursuant to the Dutch 1996 Act on Disclosure of Holdings in Listed Companies (Wet Melding Zeggenschap in ter beurze genoteerde vennootschappen 1996, or Wmz), anyone acting alone or in concert, as defined in the Wmz Act, obtaining or divesting, directly or indirectly, an interest in our share capital causing that holder's percentage of interest in our issued capital or percentage of voting right interest to fall into a different range, must immediately notify us and the Authority for the Financial Markets. These ranges are: 0 to 5%, 5 to 10%, 10 to 25%, 25 to 50%, 50 to 66.66%, and 66.66% or higher. The Authority for the Financial Markets will disclose the information by publication in a newspaper. Failure to disclose a person's shareholdings qualifies as an offense, and may result in civil penalties, including suspension of voting rights, and administrative penalties.

In 2004, we received no notification other than our own notifications. The first notification resulted from our repurchasing of shares that caused us to exceed the threshold of 5% of our issued share capital on August 13, 2004. After the cancellation of repurchased shares on October 28, 2004, the number of own shares held by us dropped below the 5% threshold.

The Dutch 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995 or Wte) provides for an additional notification duty for (among others) holders of shares or ADSs holding, directly or indirectly, an interest in more than 25% of the capital in a listed company. Such shareholders are obliged to notify the Authority for the Financial Markets of any and all transactions they enter into with respect to securities in that company. If a shareholder with an interest exceeding 25% is a legal entity and not an individual, the obligation is extended to the managing directors and supervisory directors of the legal entity. In 2004, we received no such notifications.

American Depositary Receipts

The following is a summary of certain provisions of the Deposit Agreement (as amended and including all exhibits thereto, referred to hereinafter as the Deposit Agreement), between KPN, Citibank N.A. (acting as depository bank (the Depositary)) and the registered holders and beneficial owners from time to time of the American Depositary Receipts (ADRs). This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. The Deposit Agreement is an exhibit to this Annual Report and will be available for inspection at the principal office of the Depositary in New York, which is presently located at 388 Greenwich Street, New York, New York 10013, U.S.A. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

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

Taxation

This taxation summary solely addresses the principal Dutch and US tax consequences of the acquisition, ownership and disposition of ordinary shares and ADSs. It is a general summary, which does not apply to certain categories of investors and it does not discuss every aspect of taxation that may be relevant to a particular holder of ordinary shares or ADSs under special circumstances, or who is subject to special treatment under applicable law. This summary also assumes that we are organized, and that our business will be conducted, in the manner outlined in this Annual Report. Changes in the organizational structure or the manner in which we conduct our business may invalidate this summary.

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

Dutch taxation of non-resident holders of ordinary shares or ADSs
General

The summary of certain Dutch taxes set out in this section, ‘Dutch taxation of non-resident holders of ordinary shares or ADSs’, only applies to a holder of ordinary shares or ADSs who is a Non-Resident holder of shares. Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall therefore be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law.

A holder of ordinary shares or ADSs is a Non-Resident holder of shares if:

  he is neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch taxation and, in the case of an individual, has not elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

  his shares or ADSs and income or capital gains derived therefrom have no connection with his past, present or future employment, if any; and

  his ordinary shares or ADSs do not form part, and are not deemed to form part, of a substantial interest (aanmerkelijk belang) in us, unless such interest forms part of the assets of an enterprise.

Generally, if a person holds an interest in us, such interest forms part or is deemed to form part of a substantial interest in us if any one or more of the following circumstances are present:

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

  he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as an entrepreneur (ondernemer) or a shareholder, in the case of an individual, or other than as a holder of securities, in other cases, which enterprise is either managed in the Netherlands or, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and his ordinary shares or ADSs are attributable to that enterprise; or

  (in the case of an individual) he derives benefits from ordinary shares or ADSs that are taxable as benefits from miscellaneous activities in the Netherlands (resultaat uit overige werkzaamheden in Nederland).

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

  the par value of shares issued by us to a holder of ordinary shares or ADSs or an increase of the par value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

  partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) our General Meeting of Shareholders has resolved in advance to make such repayment and (b) the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment to our Articles of Association.

A Non-Resident holder of shares may, inter alia, derive benefits from ordinary shares or ADSs that are taxable as benefits from miscellaneous activities in the Netherlands in the following circumstances:

  if his investment activities go beyond the activities of an active portfolio investor, for instance in case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

  if he makes ordinary shares or ADSs available or is deemed to make ordinary shares or ADSs available, legally or in fact, directly or indirectly, to a connected person (verbonden persoon) as described in Sections 3.91 and 3.92 of the Dutch Income Tax Act 2001; or

  if such activities are performed or deemed to be performed in the Netherlands.

Dividend withholding tax

Dividends distributed by us to a Non-Resident holder of shares are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. Please refer to the section titled 'Taxes on income and capital gains' for a description of the concept 'dividends distributed by us'.

If a double tax treaty is in effect between the Netherlands and the country of residence of a Non-Resident holder of shares, such holder may be eligible for full or partial relief from Dutch dividend withholding tax, provided that such relief is duly claimed. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by us. The Dutch tax authorities have taken the position that this beneficial ownership test can also be applied to deny relief from Dutch dividend withholding tax under double tax treaties and the tax arrangement for the Kingdom of the Netherlands.

A holder of shares or ADSs who receives proceeds therefrom shall not be recognized as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, it has given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen), whereas it may be presumed that (i) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than the actual recipient of the proceeds; and (ii) such person acquires or retains, directly or indirectly, an interest in shares or ADSs or similar instruments, comparable to its interest in shares or ADSs prior to the time the composite transaction was first initiated.

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

Non-Resident holders of shares are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch dividend withholding tax and, in particular, the impact to such investors of our potential ability to receive a reduction as described in the previous paragraph.

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

This summary is based on the US Internal Revenue Code of 1986, as amended (referred to hereinafter as 'the Code'), US Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Annual Report. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

For US federal income tax purposes, a US Holder of an ADS will generally be treated as the owner of the proportionate interest of the shares held by the depositary that is represented by such ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holder's proportionate interest in the shares. In addition, a US Holder's tax basis in the withdrawn shares will be the same as the tax basis in the surrendered ADS and the holding period in the withdrawn shares will include the period during which the holder held the surrendered ADS.

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution (including any amounts withheld in respect of Dutch withholding tax) actually or constructively received by a US Holder with respect to shares or ADSs will be taxable to the US Holder as a dividend income (as described below) to the extent of our current and accumulated earnings and profits as determined under US federal income tax principles. The US Holder will not be eligible for any dividends-received deduction in respect of the dividend otherwise allowable to corporations. Distributions in excess of earnings and profits will be non-taxable to the US Holder to the extent of, and will be applied against and reduce, the US Holder's adjusted tax basis in the shares or ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the US Holder as capital gain from the sale or exchange of property. We do not maintain calculations of our earnings and profits under US federal income tax principles. If we do not report to a US Holder the portion of a distribution that exceeds earnings and profits, the distribution should generally be reported by the US Holder as a taxable dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The Internal Revenue Service is not bound by the US Holder's characterization of a payment. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Dividends received by a US Holder will generally be taxed at ordinary income tax rates. However, dividends received by an individual US Holder from a qualified foreign corporation prior to December 31, 2008, generally will be taxed at the same rate that is applicable to long-term capital gains (currently 15%), so long as certain holding period restrictions are met. The term ‘qualified foreign corporation’ includes foreign corporations eligible for the benefits of an approved income tax treaty with the United States, but does not include any foreign corporation that qualifies as a passive foreign investment company (as discussed below). We believe that we are a qualified foreign corporation for these purposes, and therefore dividends paid by us on our shares or ADSs will qualify for the lower rate.

The amount of any distribution paid in euros, including the amount of any withholding tax thereon, will be included in the gross income of a US Holder in an amount equal to the US dollar value of the euro calculated by reference to the exchange rate in effect on the date of receipt of such distribution by the US Holder, in the case of shares held directly by the US Holder, or by the depositary, in the case of ADSs, regardless of whether the euros are converted into US dollars. If the euros are converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the euros received in the distribution are not converted into US dollars on the date of receipt, a US Holder will have a basis in the euro equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the euro will be treated as ordinary income or loss from US sources.

Dividends received by a US Holder with respect to shares or ADSs will be treated as foreign source income for the purposes of calculating that holder's foreign tax credit limitation. Subject to certain conditions and limitations, and subject to the discussion in the next paragraph, Dutch income tax withheld on dividends at the rate specified in the US/NL Income Tax Treaty may be deducted from taxable income or credited against a US Holder's US federal income tax liability. In certain circumstances, a US Holder may be unable to claim foreign tax credits for foreign taxes imposed on a dividend if the US Holder (1) has not held the shares or ADSs for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (2) is obligated to make payments related to the dividends; or (3) holds the shares or ADSs in arrangements in which the US Holder's expected profit, after non-US taxes, is insubstantial.

In general, upon making a distribution to shareholders, we are required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities and, in such circumstances, the full amount of the taxes so withheld will generally (subject to certain limitations and conditions) be eligible for the US Holder's foreign tax deduction or credit as described above. However, under certain circumstances we should be allowed to reduce the amount of Dutch dividend withholding tax that is required to be remitted to the Dutch tax authorities by the lesser of (i) 3% of the portion of the gross amount of the dividend paid by us that is subject to Dutch dividend withholding tax; and (ii) 3% of the gross amount of the dividends and profit distributions received by us from qualifying non-Netherlands subsidiaries in the current calendar year (up to the date of the distribution) and the two proceeding calendar years, to the extent that the dividends and profits distributions have not yet been taken into account for purposes of establishing the foregoing reduction. Please refer to the section titled ‘Dutch taxation of Non-Resident holders of ordinary shares or ADSs – Dividend withholding tax – Reduction’ for a summary of conditions that must be satisfied for us to become eligible for this reduction. Although this credit reduces the amount of dividend withholding tax that we are required to pay to the Dutch tax authorities, it does not reduce the amount of tax we are required to withhold from dividends. In these circumstances, to the extent that we are not required to remit the amount withheld as Dutch dividend withholding tax to the Dutch tax authorities, the withholding tax likely will not qualify as a creditable or a deductible tax for US foreign tax credit purposes. Should we be allowed to apply the reduction described above, we will endeavor to provide US Holders with information regarding the extent to which we have applied the reduction described above with respect to dividends that have been paid to US Holders. Investors are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch withholding taxes and, in particular, the impact to such investors of our potential ability to receive a credit with respect to certain dividends received from any of our qualifying non-Netherlands subsidiaries.

A distribution of additional shares or ADSs to US Holders with respect to their shares or ADSs, which is made as part of a pro rata distribution to all shareholders generally will not be subject to US federal income tax. However, a US Holder receiving a non-taxable distribution of additional shares or ADSs generally must allocate to those shares or ADSs a portion of its basis in the shares or ADSs on which the distribution was made. The US Holder's holding period in the additional shares or ADSs will generally include the holding period of the shares or ADSs on which the distribution was made.

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

Sale or other disposition of shares or ADSs

A US Holder generally will recognize gain or loss for US federal income tax purposes upon the sale or exchange of shares or ADSs in an amount equal to the difference between the US dollar value of the amount realized from such sale or exchange and the US Holder's tax basis for the shares or ADSs. This gain or loss will be a capital gain or loss and generally will be treated as from sources within the United States. Holders of shares or ADSs should consult their tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that hold the shares or ADSs for more than one year) and capital losses (the deductibility of which is subject to limitations).

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

Redemption of shares or ADSs

The redemption of shares or ADSs will be treated as a sale of the redeemed shares or ADSs by the US Holder (which is taxable as described above under 'Sale or other disposition of shares or ADSs') or, in certain circumstances, as a distribution to the US Holder (which is taxable as described above under 'Distributions').

Passive Foreign Investment Company considerations

A corporation organized outside the United States generally will be classified as a ‘passive foreign investment company’ (PFIC) for US federal income tax purposes in any taxable year in which, after applying certain look-through rules, either: (1) at least 75% of its gross income is ‘passive income’, or (2) on average, at least 50% of the gross value of its assets in a fiscal year is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, we must also include a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest. Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities and gains from commodities and securities transactions. If we were classified as a PFIC, US Holders would be subject to a special, adverse tax regime that would differ in certain respects from that described here and dividends paid by us would not be eligible for the lower rate, as discussed above under 'Distributions'. Based on our estimated gross income, the average value of our gross assets and the nature of our business, we do not believe that we will be classified as a PFIC in the current taxable year. However, our status in any taxable year will depend on our assets and activities in each year and no assurances can be provided in that regard.

Holders of shares or ADSs should consult their tax advisors regarding whether we are a PFIC and the consequences of an investment in a PFIC and certain elections that may be available to holders of shares or ADSs in a PFIC.

Backup withholding tax and information reporting requirements

Backup withholding and information reporting requirements may apply to certain payments to US Holders on shares or ADSs and to the proceeds of a sale or redemption of the shares or ADSs. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate that is currently 28% of such payment if the US Holder fails to furnish the US Holder's taxpayer identification number, to certify that such US Holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Non-US Holders who hold their shares or ADSs through a US broker or agent or through the US office of a non-US broker or agent might be required to comply with applicable certification procedures to establish that they are not US Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder's US federal income tax liability, provided that the required information is furnished to the IRS. Holders of shares or ADSs should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

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

You may inspect the information that we filed with the Commission at the public reference facilities maintained by the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission through the Commission's EDGAR electronic filing system.

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

Back to content

Glossary of terms

ADR

American Depository Receipt.

ADS

American Depository Share.

ADSL

Asymmetric Digital Subscriber Line.

With ADSL, transmissions from provider to user take place at a higher speed than from user to provider. ADSL allows high-speed digital communication, including video signals, across an ordinary twisted-pair copper phone line. An ADSL modem is required.

ARPU

Average Revenue Per User.

ARPU is the sum of connection fees, monthly fixed subscription revenues, traffic revenues and, for E-Plus, gross service provider revenues less related discounts during a one-month period, divided by the average number of customers during that month. Gross service provider revenues represent revenues generated by third-party providers. We account for the net part as gross service provider revenues. Gross service provider revenue is mainly generated by E-Plus.

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

Churn

The number of mobile customers no longer connected to a mobile operator's network divided by the operator's customer base.

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

Customer base

Customer base figures of our mobile operators consist of the number of end users as of the end of a period. The figures include data-only and PC connections, but exclude connections suitable for machine-base traffic. The customer base also comprises inactive prepaid users, who have had neither incoming nor outgoing traffic for three months, but have not met disconnection criteria.

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

DVB-T

Digital Video Broadcasting – Terrestrial

DVB-T constitutes a transparent transmission channel, via which all types of digital signal can be broadcast. In addition to digitalized video and audio data, multimedia and computer data can be broadcast as well.

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

Gross churn ratio

Gross churn ratio is defined as the number of end-user relations terminated as a percentage of the average subscriber base. The ratio includes postpaid customers discontinuing the usage of our services due to involuntary churn (e.g., disconnections due to non-payment) and voluntary churn (e.g., customers switching to other operators) as well as prepaid customers whose call credits were not recharged in the past 13 months.

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

ISDN

Integrated Services Digital Network.

A worldwide digital communications network evolving from existing telephone services. A standard ISDN connection consists of three channels, i.e. two B channels to carry data and voice at a speed of 64 Kbps and one D channel to carry control information at a speed of 16 Kbps.

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

Market share

The operator's share in the total customer base in a country.

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

MoU

Minutes of Use.

Weighted monthly MoU are calculated by taking the weighted average of the monthly MoU during the year. The monthly MoU is calculated by dividing total traffic volumes during a month by the average number of customers in that month. Each month is weighed according to the average number of customers in that month.

MPLS

Multi Protocol Label Switching.

Allows customers to classify and prioritize applications over their network according to their own business needs, while providing them with a high level of performance, security and reliability.

MTA tariff

Mobile Terminating Access tariff

The tariff, charged by mobile operators for the termination of incoming telephone traffic (originating from either a fixed or a mobile network) on their network.

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

Spam

Unsolicited emails, usually to many recipients. Nor a message written for and mailed to one individual known to the sender neither a reply to an email is spam, unless that 'reply' is resent endlessly.

UMTS

Universal Mobile Telecommunications System.

One of the major third generation mobile communications systems being developed. UMTS is suited to deliver voice, text, music and animated images. Data can be sent via UMTS at approximately 6 times the speed of ISDN.

VPN

Virtual Private Network.

A virtual network constructed from logic connections that are separated from other users.

VoDSL

Voice over DSL.

Voice telephony and broadband Internet together.

VoIP

Voice over IP.

Voice traffic is transported over an IP based data network. It enables new ways of communicating, such as combinations of telephony, messaging and videoconferencing.

Voice hubbing

Voice hubbing is when a fixed-line call to a mobile network within the same country is directed abroad in order to be able to utilize a lower tariff.

Wi-Fi

Wireless Fidelity.

For an explanation, please refer to WLAN.

WLAN

Wireless Local Area Network.

A wireless connection that provides Internet access at the speed of broadband.

Back to content

Cross-reference to Form 20-F

PART I
1	Identity of directors, senior management and advisers	N/A
2	Offer statistics and expected timetable	N/A
3	Key information
3A	Selected financial data
	Five year financial summary	204-206
	Exchange rate information	214
3B	Capitalization and indebtedness	N/A
3C	Reasons for the offer and use of proceeds	N/A
3D	Risk factors	40-44
4	Information on the Company
4A	History and development of the Company	15
4B	Business overview	17-28
4C	Organizational structure	16
4D	Property, plant and equipment	29-32
5	Operating and financial review and prospects
5A	Operating results	45-64, 71-76
5B	Liquidity and capital resources	65-70
5C	Research and development, patents and licenses, etc.	33
5D	Trend information	45-76
5E	Off-balance sheet arrangements	67-68, 166-169
5F	Tabular disclosure of contractual obligations	68
5G	Safe harbor	6-7
6	Directors, senior management and employees
6A	Directors and senior management	81-84, 106-107
6B	Compensation	93-102
6C	Board practices	79-85, 103-105
6D	Employees	77-78, 177
6E	Share ownership	99, 125-131
7	Major shareholders and related party transactions
7A	Major shareholders	90-91, 208
7B	Related party transactions	99, 170-172
7C	Interests of experts and counsel	N/A
8	Financial information
8A	Consolidated statements and other financial information	109-195
8B	Significant changes	202-203
9	The offer and listing
9A	Offer and listing details	209-211
9B	Plan of distribution	N/A
9C	Markets	208
9D	Selling shareholders	N/A
9E	Dilution	N/A
9F	Expenses of the issue	N/A
10	Additional information
10A	Share capital	117, 155-157
10B	Memorandum and Articles of Association	87-92, 202
10C	Material contracts	213
10D	Exchange controls	213-214
10E	Taxation	215-222
10F	Dividends and paying agents	N/A
10G	Statement by experts	N/A
10H	Documents on display	222-223
10I	Subsidiary information	N/A
11	Quantitative and qualitative disclosures about market risk	162-165
12	Description of securities other than equity securities
12A	Debt securities	N/A
12B	Warrants and rights	N/A
12C	Other securities	N/A
12D	American depositary shares	215

PART II
13	Defaults, dividend arrearages and delinquencies	N/A
14	Material modifications to the rights of security holders and use of proceeds	N/A
15	Disclosure control and procedures	84-85
16	Reserved
16A	Audit committee financial expert	82
16B	Code of ethics	86-87
16C	Principal accountant fees and services	85-86
16D	Exemptions from the listing standards for audit committees	N/A
16E	Purchase of equity securities by the issuer and affiliated purchasers	88, 155-157

PART III
17	Financial Statements	N/A
18	Financial Statements	109-195
19	Exhibits (filed with the SEC)	-

Back to Contents

Exhibit number	EXHIBITS

1.1**	Articles of Association, dated as of May 14, 2002
2.1****	Deposit Agreement dated as of November 29, 1994, among the Company, Citibank N.A., as depositary, and the holders and beneficial owners of American Depositary Receipts (including a form of American Depositary Receipt)
2.2****	Form of American Depositary Receipt (included in Exhibit 2.1)
2.3****	Amendment No. 1 to the Deposit Agreement, dated as of October 26, 1995
2.4****	Form of ADN Deposit Agreement among KPN, Citibank N.A., as depositary, and the holders and beneficial owners of American Depositary Notes evidenced by American Depositary Notes Receipts issued thereunder (including a form of American Depositary Note Receipts)
2.5****	Form of American Depositary Note Receipt (included in Exhibit 2.4)
2.6*****	Indenture between Royal KPN N.V. and Bankers Trust Company dated October 4, 2000 relating to $1,000,000,000 8.375% Notes due 2030, $1,750,000,000 8.00% Notes due 2010, $750,000,000 7.50% Notes due 2005, and EUR 1,000,000,000 6.25% Notes due 2005 issued by Royal KPN N.V., on September 27, 2000
2.7***	Indenture between Royal KPN N.V. and Citibank N.A. dated November 24, 2000 relating to EUR 1,500,000,000 convertible subordinated notes due 2005
4.1****	Shareholders’ agreement among Royal KPN N.V., KPN Mobile N.V. and NTT DoCoMo Inc., governing their relationship as shareholders in KPN Mobile N.V. dated July 12, 2000
4.2****	Registration rights agreement among Royal KPN N.V., KPN Mobile N.V. and NTT DoCoMo, Inc. dated August 2, 2000
4.3****	Shareholders’ agreement between Hutchison Whampoa Limited and KPN Mobile N.V. dated July 12, 2000
4.4*	EUR 1,500,000,000 syndicated revolving credit agreement for Koninklijke KPN N.V. dated August 17, 2004
8.1*	List of Principal Subsidiaries
12.1*	Certification of Ad Scheepbouwer, Chairman of the Board of Management and CEO, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Marcel Smits, Member of the Board of Management and CFO, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this Annual Report.
**	Previously filed as an exhibit to KPN’s annual report for the year ended December 31, 2002 on Form 20-F (Commission file number 1-13980) filed with the Securities and Exchange Commission on March 28, 2003 and incorporated herein by reference.
***	Previously filed as an exhibit to KPN’s annual report for the year ended December 31, 2000 on Form 20-F (Commission file number 1-13980) filed with the Securities and Exchange Commission on April 12, 2001 and incorporated herein by reference.
****	Previously filed as an exhibit to KPN’s Registration Statement on Form F-3 (Commission file number 333-12744) filed with the Securities and Exchange Commission on October 27, 2000 and incorporated herein by reference, as amended by Amendment Number 1 on Form F-3/A, filed with the Securities and Exchange Commission on November 2, 2000 and as amended by Amendment Number 2 on Form F-3/A, filed with the Securities and Exchange Commission on November 17, 2000.
*****	Previously filed as an exhibit to KPN’s annual report for the year ended December 31, 1999 on Form 20-F (Commission file number 1-13980), as amended by Amendment Number 1 on Form 20-F/A, filed with the Securities and Exchange Commission on November 16, 2000 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KONINKLIJKE KPN N.V.

Date: March 7, 2005	By:	/s/ AD SCHEEPBOUWER

Ad Scheepbouwer Chairman of the Board of Management and CEO