Form 20-F/A
period 2004-12-31
KONINKLIJKE KPN N V
filed 2005-03-11
CIK 1001474

As filed with the Securities and Exchange Commission on March 11, 2005

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

EXPLANATORY NOTE

        We are filing this Amendment to our Form 20-F for the fiscal year ended December 31, 2004 originally filed on March 8, 2005 (the “Original Form 20-F”) to include the full text of Exhibit 4.4. No other information in the Original Form 20-F is amended hereby.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KONINKLIJKE KPN N.V.

Date: March 11, 2005	By:	/s/ AD SCHEEPBOUWER

Ad Scheepbouwer Chairman of the Board of Management and CEO