Form 20-F
period 2005-12-31
KONINKLIJKE KPN N V
filed 2006-03-14
CIK 1001474

As filed with the Securities and Exchange Commission

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
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

None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2005, the close of the period covered by the annual report:

•                                        2,151,360,368 Ordinary Shares; and

•                                        1 Special Share

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

ANNUAL REPORT AND FORM 20-F

This publication is prepared in both Dutch and English comprising the full Annual Report and Form 20-F for 2005 of Koninklijke KPN N.V. This document complies with the applicable Dutch regulations. For Dutch statutory purposes, the official English language version of the Annual Report and Form 20-F prevails. It also forms the 2005 Annual Report on Form 20-F for filing with the Securities and Exchange Commission (SEC) in the United States. Cross-references to Form 20-F are set out at the end of this document.

CONTENTS

Profile 5

Foreword by the Chairman and CEO 6

KEY INFORMATION 8

Risk factors 12

Information about the Company 17

History and developments 17

Organizational structure 18

Fixed division 19

Mobile division 28

Other activities 32

Property, plant and equipment 33

Research and development 37

Intellectual property 37

Regulatory developments 38

Operating results 44

Consolidated Results of Operations 44

Segmental Results of Operations 47

Liquidity and capital resources 59

Critical Accounting Policies and Estimates 63

Corporate Social responsibility 68

Corporate Governance 70

Remuneration Report 80

Report by the Supervisory Board 88

Financial statements 93

Report of Independent Registered Public Accounting Firm 96

Consolidated Income Statement 97

Consolidated Balance Sheet 98

Consolidated Cash Flow Statement 100

Consolidated Statement of Changes in Group Equity 101

General notes to the Consolidated Financial Statements 102

Notes to the Consolidated Income Statement 112

Notes to the Consolidated Balance Sheet 119

Other disclosures 136

Commitments, contingencies and legal proceedings 137

Related party transactions 140

Subsequent events 141

Notes to the Consolidated Cash Flow Statement 142

Segment Reporting 143

Information on US GAAP 146

Corporate Income Statement 154

Corporate Balance Sheet 155

General Notes to the Corporate Financial Statements 156

Notes to the Corporate Balance Sheet 157

Other Information 160

Information per quarter 161

Information about the KPN share 162

Additional information for shareholders 166

Glossary of terms 174

Cross-reference to Form 20-F 178

Back to content

PROFILE

KPN provides telephone, Internet and television services to personal customers through its fixed network in The Netherlands. For business customers, we provide a range of services, from voice, Internet and data services to fully-managed outsourced ICT solutions, in The Netherlands and internationally. For both private and business customers, we offer mobile services in The Netherlands, Germany, Belgium and Western Europe.

As of December 31, 2005, we served 6.9 million fixed-line subscribers and 2.2 million Internet customers in The Netherlands as well as 20.8 million mobile customers in Germany, The Netherlands and Belgium, while we employed 29,286 individuals (26,598 FTEs).

KPN was incorporated in 1989. Its shares are listed on Euronext Amsterdam and the stock exchanges of New York, London and Frankfurt. Our credit ratings on February 28, 2006 were BBB+ with negative outlook (Standard & Poor's) and Baa2 with stable outlook (Moody's).

Mission statement

Our customers trust us to provide them with high-quality, reliable services to help them achieve their business and personal goals, and to enrich their work and leisure time. We offer them a range of innovative products which enable them to access information and entertainment, anytime, anywhere, and let them choose how to do that, from, for example, a phone, a computer, a PDA or a television screen. We also let them choose from a wide range of brands which we have designed to suit different needs (and pockets) - from the reliable high-quality KPN brand, to youth brands such as Hi, or no-frills brands such as Het Net and Simyo.

We believe that the society of satisfied customers this approach creates, forms the basis for profitable growth and, as a result, creates value for our shareholders. Equally, we believe that our commitment to quality and customer satisfaction can be realized only if our employees are motivated to provide the best possible services.

We are equally conscious of our responsibilities to the wider community: it is our policy to use our knowledge and technology to contribute to the well being of all our stakeholders, and take steps to account to them for our environmental performance.

FOREWORD BY THE CHAIRMAN AND CEO

At KPN, we are developing our business to meet the demands of today’s information - and entertainment - hungry world. As new services emerge at a rapid pace, our customers’ expectations increase; to meet them, we have been transforming our company and our business - and that transformation continues.

The year 2005 was one of major developments. External market pressures compelled us to focus on dealing with the decline in revenues from our traditional voice business, to make provision for the convergence of services and for ‘bundling’ (providing more than one service at a single price), to introduce more flexible pricing, to introduce next-generation services, to respond to opportunities and industry consolidation, and to deal with increasing regulation. Combined with sweeping technological changes and greater competition in our traditional core businesses, it is no surprise that continual change has become the norm.

STRATEGY

To confront these challenges, we defined what we call our ‘Attack, Defend and Exploit’ strategy, which we announced on March 1, 2005.

We are

  attacking the market for new communications, information and entertainment services aimed at establishing leading positions that deliver attractive long-term financial returns; we are migrating our entire network to Internet protocol (IP) to enable us to deliver these new services;

  defending traditional services to maintain and, where possible, increase our leading share of declining markets, this includes introducing wholesale offers which use the advantage our scale gives us; and

  exploiting our leadership in traditional and new services markets to achieve a cost structure which is better than that of our competitors and which gives us a sustainable competitive advantage.

In addition, we set ourselves the goal of being better than our competitors at satisfying our customers’ needs; we want to create a point of difference in customers’ minds by changing their experience through being more responsive and flexible.

RESULTS

The strategy which we set out at the beginning of the year is already delivering visible results: in a single year our share of the consumer broadband market in The Netherlands increased by more than 6 percentage points to 36.1%; we launched our new generation of voice services - Voice over Internet Protocol (VoIP) - and are now rolling that out at full speed; we expanded our digital TV offer; and we increased our share of what is a contracting traditional consumer voice market . We also achieved a significant market share in next-generation IP-based network services for the business market. We strengthened the profile of our mobile business with the acquisition of Telfort. Combined with the profitable growth that our mobile strategy is delivering, this has increased our confidence that our strategy is successfully ensuring that our business evolves to meet today’s, and future, challenges.

We achieved all the targets we had set ourselves for the year at: EUR 11.9 billion reported revenues and other income were up 1%. The improved visibility in our cash flow translates into more confidence in our ability to deliver relatively attractive returns, both short- and longer-term, to shareholders. For 2005, we are proposing a dividend of 45 cents (up 29%) and have also allocated EUR 1 billion - after pre-funding of scheduled debt redemptions - for the planned repurchases of shares in 2006. Our increased confidence also enabled us to commit to at least maintain the absolute amount of ordinary dividends we intend to pay in 2006 and 2007 at 2005’s level of EUR 950 million, even if the number of outstanding shares is reduced as a result of further repurchases. Our declared intention not to hold unused surplus cash balances is evidenced by the fact that we are already planning to return our expected 2006 free cash flow to our shareholders.

The group as a whole made considerable progress during 2005. The Fixed division is now well positioned to deal with stronger competition and for the expected battle over VoIP. The Mobile division made equally good progress with the successful launch of a multi-brand strategy across the three countries in which we operate - The Netherlands, Belgium and Germany - the launch of a new strategy in Germany, the turnaround of performance in The Netherlands and a 21% increase in the number of customers of the division as a whole.

Meanwhile, we are more convinced than a year ago of the need for greater financial flexibility. On February 7, 2006, we announced that we have redefined our financing framework. The ever-increasing rate of change in our industry - combined with our continued commitment to deliver attractive returns to shareholders - requires the flexibility for us to be able to seize opportunities that will further advance the execution of our strategy.

MARKET DEVELOPMENTS

The competitive landscape is changing as the IT, telecommunications, consumer electronics, and media and entertainment markets converge rapidly. The next telecoms revolution is already underway, but it is a revolution, which is more about new services, applications and content, than about technology or infrastructure. Telecoms are clearly no longer the sole preserve of the telecommunications industry. We see this not as a threat, however, but as an opportunity: competition drives us to be more creative and innovative. While fixed-line services will continue to be relevant for the foreseeable future, we are moving in the long term towards IP-based multi-media services which run on next generation All-IP networks. We see our future as a Multi-play (multi-media) company.

2005 was the year in which we translated our vision of becoming an all-IP service and network operator into an operational plan. In 2006 we will begin a limited roll-out of an All-IP network with the objective to develop and test migration processes.

We believe that our key differentiators - innovation and reliability, combined with our branding, distribution and execution capabilities - will enable us to find and drive new growth. We are changing our business from one that has been product-centric to one that is customer-centric. The telecommunications industry has historically measured success by volume and, as a result, has been focused on price; now the measure of success is value, and the key to that value is service and differentiation. Our marketing strategy is based on the premise that it is not enough simply to have the right technology: it has to be branded to appeal to a specific customer, in the right package, at the right price and in the right place.

We expect that during 2006 we will take our first steps in converging our fixed and mobile businesses. Creating a single customer interface for all the services we offer will enable us to increase revenues and value from existing customers, and to generate stronger customer loyalty in highly competitive markets.

Our industry, we believe, is critical to the EU’s growth. There is predicted to be a massive take up of Information Communications Technology (ICT). To make ICT universally available, however, we need to build next-generation All-IP-based networks (NGNs) - multiple, competing open platforms, which use cable, satellite, broadband and mobile. NGNs, which stimulate more content and better services, create a virtuous circle of growth and e-services, but we can make the necessary investments in infrastructure only if the economics make sense. We operate in Europe’s most advanced telecommunications environment but, paradoxically, it is one of the most heavily regulated. As a ‘telecom’ company, therefore, we are constrained by regulatory measures, but are competing with IT and other companies which are not. What is needed to realize this growth is a deregulatory approach.

REGULATION

However, regulation is a key element in shaping the nature and characteristics of the telecommunications sector and in harnessing the vast socio-economic benefits it can bring. Encouraging competitive markets to promote an efficient supply of telecom services, while preventing abuse of market power, will expand the telecommunications as a sector and will also bring added benefits to other areas of the economy.

Regulatory intervention, if any, should keep pace with developments in relevant markets, and should include all competitors in them, whether traditional or new. If regulatory intervention is based on historic market models, it will distort competition rather than creating a level playing field, which should be its principal objective.

CORPORATE SOCIAL RESPONSIBILITY

We are very conscious of the responsibilities our position in the wider society brings, particularly in working in a sustainable way and in reducing the environmental impact of our operations. During 2005, we began to implement our three-year environmental policy, which aims to reduce energy consumption and carbon dioxide emissions, create less waste and achieve a higher degree of waste separation. Progress will be reported in our 2005 Sustainability Report, due to be published in April 2006.

Our future success rests on our ability to keep pace with changes in the market, our cost-effectiveness and on the quality and motivation of our personnel. In an increasingly competitive and innovative market, however, we have to ensure that we retain and motivate those people who are necessary to our future competitiveness while, at the same time, ensuring that the business is lean and efficient. In 2005, we embarked on discussions with employees about their career prospects and agreed guidelines with the works council for doing so. We value what we feel is an open and constructive relationship with our central works council and have great respect for their understanding of the need for transformation and their considerable contribution to facilitating this in the past year while considering the needs of all concerned.

We demonstrate our commitment to society in many ways, particularly in healthcare and education, with a focus on the elderly and children. During the year, we made a number of contributions to the community, from an offer of three years’ free broadband Internet access (which began in 2004) for schools in The Netherlands, to helping deaf and hard-of-hearing people through a pilot project with a mobile text telephone that makes it easier for them to communicate. In response to teachers’, parents’, special interest organizations’ and authorities’ pleas for advice and support from their ISPs in overseeing children’s safe use of the Internet, we launched two websites and published a book, providing valuable advice. We will devote even more attention in 2006 to the responsible use, particularly by children, of new media, and have created a charitable foundation for this purpose 'My child online'.

LOOKING AHEAD

It is our intention to make any technology which becomes available easily accessible to our customers, but innovation has no value in itself - it is relevant only if it makes a difference to our customers’ daily lives. It is our goal to respect them as individuals and, in return, to be trusted to give them the best deal; to continue to create value for them and for us through a multi-brand strategy; and to provide services which meet their needs.

We see our future as one in which we ‘dare to be different’. We place immense value on the trust our customers have in us and aim to build on it by driving for innovative solutions, by maintaining our competitive edge, and by constantly developing our business.

The transformation of the Company will continue, not only in response to, but also in anticipation of, ever-more-rapidly evolving technologies and the commercial opportunities these present. The year 2005, although a year of major transformation, was indeed, only the beginning.

Ad Scheepbouwer

Chairman and CEO

Back to content

KEY INFORMATION

Presentation of financial and other information

In this Annual Report and Form 20-F (referred to hereinafter as 'Annual Report'):

  ‘KPN’ refers to Koninklijke KPN N.V.;

  ‘We’, ‘us’, ‘our’, the 'Company', the ‘Group’ and similar terms refer to KPN and any or all of its subsidiaries, associates and joint ventures as the context requires;

  ‘E-Plus’ refers to E-Plus Mobilfunk GmbH & Co. KG - a limited liability partnership - and any or all of its subsidiaries, as the context requires;

  ‘KPN Mobile’ refers to KPN Mobile Holding B.V. or KPN Mobile N.V. and any or all of its subsidiaries, as the context requires;

  ‘BASE’ refers to BASE N.V./S.A.;

  'SNT' means SNT Group N.V. and any or all of its subsidiaries as the context requires;

  ‘NTT DoCoMo’ refers to NTT DoCoMo, Inc. and any or all of its subsidiaries, as the context requires;

  'KPN Mobile The Netherlands' means KPN Mobile The Netherlands B.V. and any or all of its subsidiaries, as the context requires; and

  'Telfort' refers to Telfort B.V. and any or all of its subsidiaries, as the context requires.

In compiling the information in this Annual Report, we have used data and projections obtained from industry surveys, market research and other publicly available information. Such data and other publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. We have not verified this information independently or determined the reasonableness of such assumptions. As a result, this information may not be accurate, complete, adequate, up-to-date or comprehensive.

Our market share in traditional voice is defined as our share in the total traffic volumes. These figures are based on externally available market data, which may not be completely accurate.

Our market share in Internet is defined as the total number of our KPN ISPs' active narrowband and broadband Internet users as percentage of the total number of active Internet users (including cable). These figures are based on externally available market data, which we cannot verify for accuracy.

Our market share in consumer broadband is defined as the total number of our ADSL broadband connections as percentage of total consumer broadband connections, which consist of ADSL competitors and broadband via cable. These figures are based on externally available market data, which we cannot verify for accuracy.

The customer figures of our mobile network operators consist of the number of registered SIM cards - excluding dual cards but including data-only PC connections and machine-based SIM cards - at the end of each reporting period. The customer base also comprises inactive prepaid users, who have had neither incoming nor outgoing traffic during a three-month period, but have not yet met the disconnection criteria (mostly 12 months of inactivity). We define mobile market revenue share as our mobile network operators' share in the total revenues of the respective countries' mobile telephony markets. In 2004, we reported market shares based on customer base market share. However, we are of the opinion that revenue market share is a better indicator of our market position. Accordingly, we report revenue market share and adjusted historical comparative information.

Other mobile network operators may calculate their number of customers differently than we do, which may affect the comparability and accuracy of data.

Service revenues are defined as the aggregate of connection fees, monthly fixed subscription fees and traffic revenues. ARPU is the quotient of service revenues during a month and the average number of customers during that month.

Details of key exchange rates used in the preparation of this Annual Report are given elsewhere in this document together with Noon Buying Rates in New York for the equivalent periods.

For descriptions of abbreviations please refer to the glossary.

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

  telecommunication usage levels and market conditions, including the number of telephone access lines, traffic patterns (including Internet usage) and development in customer numbers;

  competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and our ability to retain market share in the face of competition from existing and new market participants;

  regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, electromagnetic field strengths of mobile transmission equipment, customer access and international settlement arrangements, and legal and regulatory proceedings and investigations;

  the success and market acceptance of business, strategic, operating and financial initiatives (many of which are untested), the level and timing of the growth and profitability of new products, startup costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives, efforts at improving customer satisfaction, and local conditions and obstacles;

  the amounts of future capital expenditure;

  our dependence on and relationship with suppliers;

  the timing of the rollout of Universal Mobile Telecommunication System (UMTS) networks, the All-IP fixed network and other new, enhanced or upgraded networks, systems, products and services, and their performance and impact on our financial position;

  any acquisitions, dispositions or mergers we or our subsidiaries may enter into;

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

  uncertainties associated with developments related to the International Financial Reporting Standards (IFRS), as well as with developments related to United States Generally Accepted Accounting Principles (US GAAP);

  general economic conditions, government and regulatory policies, and business conditions in the markets we and our affiliates serve; and

  risks related to information and communication technology systems generally.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. No undue reliance should be put on any forward-looking statements. Unless required by applicable law or applicable rules of any stock exchange on which our securities are listed, we have neither the intention nor an obligation to update forward-looking statements after distribution of this Annual Report.

Key financial figures

The following tables show our selected historical financial data for the years ended December 31, 2001 through 2005.

Our Consolidated Financial Statements for the years 2005 and 2004 have been prepared in accordance with International Financial reporting Standards (IFRS). The SEC adopted on April 12, 2005 amendments to Form 20-F for foreign private issuers related to the first-time adoption of IFRS. This amendment allows KPN to provide only one year of comparative IFRS figures in the Consolidated Financial Statements over the year 2005. As a result we have not adjusted our 2003, 2002 and 2001 Consolidated Financial Statements for IFRS. Therefore comparative amounts for these years are not available.

Our Consolidated Financial Statements for the years 2003, 2002 and 2001 were prepared in accordance with Dutch Generally Accepted Accounting Principles (Dutch GAAP).

Our US GAAP figures differ in certain significant respects from IFRS. For information on the differences between IFRS and US GAAP as they relate to us, please refer to the Notes to our Consolidated Financial Statements.

You should read this table together with 'Operating results' and our Consolidated Financial Statements and the Notes thereto, which are included elsewhere in this Annual Report.

Income Statement Data
Amounts in millions of euro, except for shares and per share data	As at and for the year ended December 31,
	2005	2004	2003	2002	2001
In accordance with IFRS:
Revenues	11,811	11,746
Other income	125	73
Operating profit	2,348	2,645
Profit/(loss) before taxes	1,814	2,057
Profit attributable to shareholders	1,437	1,707
Earnings per ordinary share and per ADS (non diluted) (1)	0.66	0.72
Earnings per ordinary share and per ADS on a fully diluted basis (1)	0.65	0.71
In accordance with US GAAP:
Total revenues from continuing operations	11,656	11,624	11,984	11,750	11,065
Operating profit from continuing operations	2,071	2,457	-4,185	621	-527
Profit/(loss) before taxes from continuing operations	1,714	2,439	-4,262	263	739
Effect of discontinued operations, net of taxes	22	18	319	48	-117
Profit/(loss) after taxes	1,357	2,079	-3,670	-15,094	-230
Earnings per ordinary share and per ADS from continuing operations, (non-diluted) (1)	0.61	0.86	-1.62	-0.40	-0.04
Earnings per ordinary share and per ADS from continuing operations on a fully diluted basis (1)	0.61	0.86	-1.62	-0.40	-0.04
Earnings per ordinary share and per ADS from discontinued operations (non-diluted) (1)	0.01	0.01	0.13	0.02	-0.09
Earnings per ordinary share and per ADS from discontinued operations on a fully diluted basis (1)	0.01	0.01	0.13	0.02	-0.09
Total earnings per ordinary share and per ADS (non-diluted)	0.62	0.87	-1.49	-6.23	-0.18
Total earnings per ordinary share and per ADS on a fully diluted basis	0.62	0.86	-1.49	-6.23	-0.18
Weighted average number of outstanding ordinary shares	2,192,232,156	2,385,418,773	2,468,678,426	2,423,921,066	1,274,495,172
Weighted average number of outstanding ordinary shares on a fully diluted basis	2,197,620,705	2,404,343,845	2,468,678,426	2,423,921,066	1,274,495,172

  Please refer to Note [8] of the Consolidated Financial Statements for a discussion on the method used to calculate profit or loss per share.

Balance Sheet Data

Amounts in millions of euro, except for shares and per share data	December 31, 2005	January 1, 2005(1)	December 31, 2003	December 31, 2002	December 31, 2001
In accordance with IFRS:
Total assets	22,702	24,230
Non-current liabilities	12,204	12,297
Provisions	3,958	4,076
Shareholders' equity	5,076	6,266
Group Equity	5,104	6,411
Capital stock (including additional paid-in capital)	14,634	15,866
Number of subscribed shares	2,151,360,369	2,329,399,969	2,490,996,877	2,490,996,877	2,254,147,806

In accordance with US GAAP:
Total assets	23,402	24,383	25,224	33,049	56,178
Long-term liabilities	12,380	8,056	9,364	12,769	17,185
Provisions	4,246	3,598	3,760	1,958	1,844
Exchange right	-	-	-	-	659
Shareholders' equity	5,632	7,178	7,137	11,227	26,665

  KPN applies IAS 32 Financial Instruments: Disclosures and Presentation, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 5 Non-current Assets Held for Sale and Discontinued Operations as from January 1, 2005. As a result, we report figures as of January 1, 2005. For US GAAP there is no difference between the closing balance as at December 31, 2004 and the opening balance as at January 1, 2005.

PER-SHARE INFORMATION

Amounts in euro	2005	2004

Dividend per ordinary share	0.45	0.35

The proposed dividend for 2005 consists of a cash dividend of EUR 0.45 per share of which EUR 0.13 was paid as an interim dividend. For further information about our dividend policy refer to our section "Information about the KPN Share".

WORKFORCE

	2005	2004

Average number of FTEs in The Netherlands	20,590	21,797
Average number of FTEs outside The Netherlands	6,737	7,114
Average number of FTEs	27,327	28,911
Number of FTEs as of December 31	26,598	28,056
Number of employees as of December 31	29,286	31,116

ANNUAL HIGH AND LOW CLOSING PRICES OF OUR ORDINARY SHARES ON EURONEXT AMSTERDAM AND OUR ADSS ON THE NEW YORK STOCK EXCHANGE

	Euronext Amsterdam		NYSE
	High	Low	High	Low
	EUR	EUR	USD	USD

2001	18.01	2.21	16.88	2.09
2002	6.85	3.99	6.79	3.70
2003	7.13	5.37	8.02	5.92
2004	7.07	5.80	9.65	7.03
2005	8.56	6.39	10.17	7.89

For further information about closing prices of our ordinary shares refer to the section "Information about the KPN Share".

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

The markets in which we operate are increasingly competitive and our principal businesses face significant competition. If we are unable to compete effectively, this could lead to loss of revenue, reduced margins, loss of market share and adversely affect our financial position.

The competitive landscape for our Fixed division is changing rapidly and is one of the most dynamic and competitive in Europe. The traditional voice market continues to contract, while the VoIP penetration starts to accelerate and Cable and ADSL operators penetrate this (new) voice market, already offering Multi-play solutions (Television, Internet and Telephony combined). Meanwhile, mobile operators are pushing for fixed-to-mobile substitution and non-Telco service providers (like MSN, Google, IBM) start offering voice as an integral service. Combined with the fact that the Dutch broadband acceleration is unrivalled and the penetration of broadband in the households in The Netherlands is the highest in Europe, this changing competitive landscape for our Fixed division may result in acceleration of the decrease of fixed-line subscriptions and traditional traffic volumes and price declines of broadband and VoIP, which would adversely affect our margins and financial position.

In addition, in our business market, ICT becomes increasingly vital for businesses. Furthermore, there is an increased demand for managed services and a continuing shift in focus from network technology towards functionality of applications. New communication services are IP-based and data-access becomes independent of hardware devices. Because of these developments, IT and system integrators (e.g. Cap Gemini, Accenture, IBM, etc.) are moving down the value chain and could gain market share at our expense. In addition, global telecommunication solution providers are penetrating more and more our national corporate markets, because customers are increasingly in search for global network solutions. Meanwhile, Global Internet players (e.g. Skype, MSN, Googletalk) offer on-net VoIP for free. KPN's strategy in the business market is aimed at grasping the opportunity to shift from decreasing traditional communication services towards services in the larger and growing market for end-to-end ICT Services. But goals will be hard to achieve due to the fact that we will attempt to enter new markets and we will face new and more (global) competitors. In addition, many of our competitors are able to charge lower prices than us. Our regulatory tariffs limit our flexibility in terms of pricing and sales incentives. If we are not able to cope with the continuing pressure for lower prices, this could lead to deterioration of our financial results.

In general, our Fixed division may not be successful in both offering resistance to the increasing competition and the need to move from our traditional services to an All-IP network operator and service provider, as a result of which our revenues within the fixed business could decline more than we currently anticipate.

Because of the aforementioned developments in our competitive landscape, the Fixed business increasingly shows similarities with the Mobile business, as subscriber acquisition and retention cost and marketing expenses increase. In addition, the introduction of new products and services (e.g. TV, VoIP and ICT-solutions) causes new costs and an upward trend in existing operational cost. The upcoming migration to an All-IP network will reduce the cost in the long term, but requires additional capital expenditures in the short and mid-term. In order to cope with the anticipated pressure on our revenues and consequently, the risk of deterioration in our profitability, our Fixed division has set up an ambitious restructuring and cost saving program. While our aim is to reduce around 8000 FTEs in the period 2005 - 2010, we may not be successful in these efforts, as a consequence of which our financial position could deteriorate.

Our Mobile division business faces intense competitive pressure from existing and new market participants in all our markets. In our core markets, we compete with the largest international groups and alliances of mobile operators. Competition based on price, subscription options offered, coverage and service quality remains intense, and we expect pressure on calling rates to remain high as we compete with other operators for market share. Our traditional mobile markets for voice have become increasingly saturated. The market for mobile data is picking up more slowly than expected. As a result, the focus of competition is shifting towards brand and distribution power and also from customer acquisition to customer retention and satisfaction efforts. Substantial expenses are required for customer retention and satisfaction efforts, and significant customer defections would have an adverse effect on our financial position.

We face competition from a variety of competitors, including, but not limited to, existing fixed and mobile network operators, operators offering new mobile network services such as wireless fidelity services (WiFi) and/or WiMAX, providers of higher speed xDSL and glass fiber services, and others. Some of these competitors are smaller and may be more flexible and responsive than we. Other competitors may operate on a broader scale and have more financial resources and capital at their disposal, enabling them to compete more effectively than we. For instance, in terms of more aggressive pricing, time-to-market with new products and services, network quality and network rollout, and customer care and satisfaction. For example, our mobile subsidiaries E-Plus in Germany and BASE in Belgium both compete with top two operators in their respective market that have a significantly higher market share and thus an ability to exert significant influence over the market. As a result, our subsidiaries may be at a competitive disadvantage and could rapidly lose market share, which could harm our financial results.

Our public image is important to our sales, marketing and customer relations' efforts. Any damage to our image, whether as a result of corporate actions, developments of particular business units or otherwise, could adversely affect our market position and ultimately harm our financial results.

Regulatory decisions and changes in the regulatory environment could adversely affect our business.

In our Fixed division, most of our network activities in The Netherlands are overseen by regulatory bodies. These authorities regulate, among other things, the prices we may charge for many of our services and the extent to which we have to provide services to our competitors. In recent years, these authorities have compelled us to reduce some of our prices. Regulatory authorities may increase the severity of pricing controls, extend the range of services to which regulations apply (including any new services that we may offer in the future), and extend the services that we have to provide to our competitors. For instance, the Dutch telecommunication regulator, OPTA, has in a recent decision subjected our wholesale line rental business to regulation and forced us to withdraw our tariffs for transit services. These and other regulations may impact our financial position, the severity of competition and our future profitability.

In our Mobile division, we have to comply with an extensive range of requirements regarding the licensing, construction and operation of our mobile networks and services. Decisions by regulators regarding the granting, amendment or renewal of licenses, to us or to third parties, could adversely affect our future operations. Governments in the countries in which we operate may issue telecommunications licenses to new operators whose services will compete with ours. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect us. Additionally, decisions by regulators could further adversely affect the pricing for services we offer. In all countries in which we operate, mobile terminating tariffs are expected to be regulated, even if it is not yet fully clear which measures will be taken. Tariffs for mobile roaming services have also attracted the attention of regulators and politicians. In the coming years, we expect further obligations to be imposed on all mobile operators in Europe to reduce MTA-tariffs. Regulatory intervention will likely increase the pressure on our pricing and could negatively affect our financial position.

The markets in which we operate undergo rapid technological changes. As a consequence, we have to make substantial investments in our business on an ongoing basis to remain competitive. New communication services are more and more IP-based and, especially in our Fixed business, data access becomes independent of hardware devices. As a consequence, new (global) competitors are entering the market and competition is increasing in all areas of our business. This may be disadvantageous for us and may lead to a decline in our operating results.

Since our markets are undergoing rapid technological change, our future success depends, in part, on our ability to anticipate and adapt in a timely and effective manner to those technological changes. To remain competitive, we must continually improve the speed and features of our existing products and services and develop attractive new products and services for our customers.

In the mobile arena, this mainly refers to EDGE, UMTS technologies and new data services (such as i-mode, content downloads, location based services). New licensed and unlicensed spectrum will become available in the future, which poses a constant threat to our mobile business based on GSM, UMTS and WiFi, as it allows new entrants to the market of wireless and mobile communications services.

Within our Fixed division our strategy to migrate to an All-IP network operator and service provider is the basis for our new service portfolio and our planned cost reductions. The technical roll out of our All-IP network (yet in a piloting phase) is expected to take a number of years (2007 - 2009). We may not be successful in the timely roll out of such a network as a consequence of which our main competitors, including global branch entering what used to be a domain of telecommunication companies, may successfully compete with us and gain market share at our expense. In addition, the strategy we pursue in migrating our customers towards IP-based solutions could be less effective and efficient than we anticipate. Furthermore, our investments in new IP-based services and solutions could prove to be more time consuming and more expensive than we had estimated, all of which could adversely affect our financial position.

In general, we may not succeed in developing, introducing or improving these items in an economical or timely manner, or at all. Our competitors may be able to improve existing products and services or develop and introduce new products and services faster than we are able to. The changes require substantial ongoing investments in both our Mobile and our Fixed business if we are to achieve organic growth and remain competitive. We must also correctly estimate customer demand, and there is the risk that the new products and services introduced by competitors will be preferred over our new products and services. This could adversely affect our financial position.

In the future, we may be confronted with very significant costs related to asset retirement obligations (i.e. removal of KPN cable networks) following an amendment of the Telecommunications Act, which may become effective in 2006. This could negatively affect our financial position.

Lastly, since in the long term, we are drastically changing our technical infrastructure, we may not be able to succeed in meeting the high quality standards we delivered in the past with our traditional product portfolio. This may have a negative effect on the value of our brands in the various markets in which we operate, thus negatively affecting our financial position.

We have made substantial investments in UMTS licenses in our core markets. We may not generate a sufficient return on these investments.

We have made substantial investments in UMTS licenses in our core markets. There may be significant delays in receiving the requisite number and type of handsets and equipment needed for UMTS products and services. The size of the market for these products and services is as yet unknown and may fall short of expectations as UMTS technology may prove not to be superior to existing or other future technologies. We cannot be certain that the demand for UMTS services will justify the related costs. In some locations, the investments, although required under the licenses may not be commercially desirable or may lack a matching customer demand. In addition, we have a number of significant competitors in each of our geographic markets. Our competitors may be able to build out their UMTS networks more economically or quickly than we can. This could place us at a competitive disadvantage in providing UMTS services in the relevant market. In Germany, we could also be at a disadvantage if regulatory action were taken that would allow for the use of 900 MHz frequencies for UMTS, which would, as a matter of technology, already be possible. While network sharing could provide a possibility to reduce costs, we cannot give any assurance that this will be the case or that we will be able to make such network sharing work commercially or technically. If our strategy is not successful, our financial position as well as our business strategy may be adversely affected.

Based on regulatory requirements, we expect continuing substantial capital expenditures on the rollout of our UMTS networks. In addition, we expect to incur significant marketing costs and other costs in relation to the launch of our UMTS services. As a result, our net income can be expected to decrease, except to the extent enhanced earnings from UMTS networks offset such charges.

In Belgium, a further roll out of our UMTS network started in 2004 in order to comply with the license requirement of a minimum 30% population coverage by the end of 2005. The Belgian regulator BiPT may carry out measurements during 2006 in order to verify this compliance. Non-compliance with the license obligations may lead to the incurrence of an administrative fine and may ultimately result in the loss or suspension of the UMTS license of BASE.

If we fail to introduce new or enhanced products and services successfully, our revenues and margins could be lower than expected.

Part of our business strategy is based on the introduction of new or enhanced products and services, including VoIP and WLR, Interactive IP-TV formats, integrated communication and messaging clients, content and entertainment services, new mobile data services, machine-to-machine services. Any of the new or enhanced products or services we introduce may encounter technical difficulties or fail to achieve market acceptance or new or enhanced products or services introduced by our competitors may be more appealing to customers. If our new or enhanced products or services are not successful or delayed, our customers may decide to discontinue using our services and choose other telecommunication providers. In addition, newly introduced products and services may not be profitable in the short term. As a result, we may not recover the investments, such as the costs of network upgrades and marketing expenses, we plan to make new products and to launch services.

Changes in markets, our business plans and network infrastructure and the valuation methodologies applied have resulted, and may in the future result in substantial write-downs of the carrying value of our assets.

Our regular review of the carrying value of our assets (including goodwill, intangible, tangible and financial fixed assets) has resulted in significant impairments in the past, and we may in the future be required to recognize additional impairment charges. Events in the technology and telecommunications markets, including significantly reduced stock prices, market capitalization and credit ratings of other participants, as well as the ongoing review and refinement of our business plans and network infrastructure and changes in the valuation methodologies applied and the underlying assumptions, have resulted, and may in the future result, in substantial impairments of our intangible or other assets, including licenses and network equipment. In addition, we have been recognizing, and may be required in the future to recognize, increased depreciation and amortization charges if we deem the useful lives of our fixed assets to be shorter than originally expected.

We depend on our relationship with various partners and suppliers and any disruption in these relationships may adversely affect our business.

Our businesses depend upon our ability to obtain adequate supplies of telecommunications equipment and related software, our contractors’ ability to build and roll out telecommunications networks on schedule, and our suppliers’ ability to deliver dependable technical support. Due to downturns in economic conditions, some of our suppliers may cease to do business. We cannot be certain that we will be able to obtain quality telecommunications equipment and support from alternative suppliers, particularly in relation to new technologies, on a timely basis if our existing suppliers are unable to satisfy our requirements. This could lead to an interruption in the operation and build-out of our networks, which may affect our financial position and results of operations. In addition, as part of our cost reduction program we have sold a substantial part of what we considered to be our non-core assets. A significant part of the services previously rendered to us by these non-core assets are now provided to us by new owners of the assets, or other external suppliers. We depend on our relationship with these suppliers, especially Atos Origin, for the continuation of these services, some of which are vital to our business.

Network interruptions or service slowdowns caused by local or global system failures, misuse of our network and related applications as a result of inadequate security, may result in reduced user traffic, reduced revenue and harm to our reputation and business operations.

Our ability to operate our businesses depends significantly upon the performance of our technical infrastructure. Failures in power supply by power companies are increasing in The Netherlands and may harm our technical infrastructure. Although our critical infrastructure equipment has power interruption backup facilities, these facilities may prove not to be adequate during a prolonged interruption. Our technical infrastructure is also vulnerable to damage or interruption by floods, fires, telecommunication failures and similar events. It also may be subject to break-ins, sabotage, terrorism, vandalism and similar misconduct. Furthermore, the security of our network and related applications may be inadequate, which may result in access and misuse by hackers and other unauthorized users and may adversely affect our operations. The occurrence of a natural disaster, other unanticipated problems at our facilities or any other damage to, or misuse of or failure of our systems could result in interruptions in our service. System failures, including failure of our network and the networks used by our suppliers, and hardware or software failures or computer viruses, could also affect the quality of our services and cause temporary service interruptions, resulting in customer dissatisfaction, penalties and reduced traffic volumes and revenue. Any of these factors could affect our business and financial position.

Our Mobile and Fixed division's business may be hampered because of more stringent regulation of the exposure of the public to electromagnetic fields of base stations.

Our businesses may increasingly be subject to more stringent regulation of exposure to electromagnetic fields of mobile transmission equipment. Health risks perceived by public opinion may cause national and local governments to further impose restrictions on the construction of base station towers, the upgrade of networks and the replacement of existing antennae and other related infrastructure. As a result, we are experiencing difficulties and delays in obtaining building permits for our mobile transmission equipment. This may prevent us from completing the further build-out of our mobile networks, providing new services and fulfilling UMTS license terms. In addition, it may become more difficult to renew leases for existing base stations and other equipment, with the cost of such leases increasing. Any of these factors could affect our business and financial position.

Although various scientific reports have denied that certain radio frequency emissions from wireless handsets and mobile base stations pose health risks, local and national governments have begun to regulate the emission of electromagnetic fields as an environmental threat. We cannot rule out that exposure to electromagnetic fields from mobile base stations will be identified as an environmental issue and potential health risk in the future. Any perceived health risks associated with mobile communication equipment may lead to a more restrictive approach towards building permissions for base stations and could result in a radio network of insufficient quality. A reduction in network quality may result in a lower number of customers and a reduced usage per customer.

We have liabilities with respect to our pension plans and the actual cost of our pension plan obligations could exceed current estimate. Any pension funding obligations may impact our financial position.

As of December 31, 2005, we recognized pension provisions of EUR 1.0 billion as a result of defined benefit plans. The recognition of the pension provision is subject to actuarial and financial assumptions, which are management estimates of in particularly future salary increases, discount rates, expected indexation of the benefits and return on assets. These determine the costs and cash flows of providing the post-employment benefits. Changes in assumptions can result in changes of the pension obligation and the related pension costs as well as the contributions to the pension funds. In that event, the adjustments required to be made to our recorded provision for these benefits may have an adverse effect on our results of operations and financial condition, and cash payments to fund these plans could have an adverse effect on our cash flows.

Our share price has been, and may continue to be, volatile.

World stock markets have always experienced volatility that has affected the market prices of equity securities including those of telecommunications companies and our company. This has led to large swings in trading prices in short periods of time and has not always been related to the operating performance of the companies concerned.

The factors that have caused, and may cause in the future, fluctuations in our share price, many of which are beyond our control, include the following:

  the emergence of new and powerful competitors using VoIP technology;

  the general state of the securities markets, with particular emphasis on the European telecommunications sector;

  competition, regulatory conditions and the status of telecommunications liberalization in Europe;

  the build-out of UMTS networks, the development of compatible handsets, delays in the rollout of UMTS services and networks and costs relating thereto;

  competitors’ positions in the market and ongoing concentration of the telecommunications industry;

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

For a discussion of current legal proceedings, please refer to the section titled 'Commitments, contingencies and legal proceedings' in our Consolidated Financial Statements and to 'Regulatory Developments'.

We may be subject to additional tax liabilities in the future, including as a result of audits of our tax returns.

The tax authorities may audit our tax returns and may disagree with the positions taken in those returns.

An adverse outcome resulting from any settlement or future examination of our tax returns may subject us to additional tax liabilities and may adversely affect our liquidity and annual effective income tax rate. In addition, any examination by the tax authorities could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

We may need to incur additional debt or issue new equity to finance strategic and technological investments, such as the rollout of our All-IP network, and to refinance debt.

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

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our financial results could be harmed.

We devote significant attention to establishing and maintaining effective internal controls. We are in the process of documenting, reviewing and, where appropriate, improving our internal controls and procedures in connection with Section 404 of the Sarbanes Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments as from the financial year 2006. We are in the process of testing our internal controls in connection with the Section 404 requirements. We already have, as part of this documentation and testing process, identified several areas for further attention and improvement. The analysis and evaluation is currently underway, but we are not yet in a position to determine the magnitude of the deficiencies identified. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete.

We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial reporting processes and related Section 404 reporting requirements. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our financial results or cause us to fail to meet our reporting obligations. Any such failure could also adversely affect our assessment of the effectiveness of our 'internal control over financial reporting' that will be required when the Section 404 requirements become applicable to us. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our securities.

INFORMATION ABOUT THE COMPANY

Back to content

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

Our main objectives, as described in article 4 of our Articles of Association are to participate in and to manage other enterprises and companies, among such, companies that operate in the field of the transmitting, storing and converting of information, as well as to manage and dispose of information and to let our subsidiaries carry out the concessions or licenses that are granted by the government in the field mentioned above. Our Articles of Association are accessible at the Chamber of Commerce and filed with the SEC as an exhibit to this Annual Report on Form 20-F.

KPN provides telephone, Internet, television services to personal customers through its fixed network in The Netherlands. For business customers, we provide a range of services, from voice, Internet and data services to fully-managed outsourced ICT solutions, in The Netherlands and internationally. For both retail and business customers, we offer mobile services in The Netherlands, Germany, Belgium and Western Europe.

KPN was incorporated with two main subsidiaries: PTT Telecom B.V., offering telecommunication services, and PTT Post B.V., serving as the primary postal company in The Netherlands. In the period from incorporation until the listing of our shares on Euronext Amsterdam in June 1994, the State of The Netherlands was our sole shareholder. At the end of 2005, the State held 7.76% (2004: 20.69%) of our outstanding shares.

The demerger of our mail, express and logistics business operations to TNT Post Group (TPG) was completed in 1998.

In November 1999, we transferred our mobile business to a separately incorporated subsidiary, KPN Mobile N.V. KPN Mobile issued new shares to NTT DoCoMo in August 2000, as a result of which NTT DoCoMo held a 15% interest in KPN Mobile. In connection with a financial restructuring of KPN Mobile in December 2002, NTT DoCoMo elected not to exercise its anti-dilution rights, resulting in a decrease of its interest to 2.16%. In October 2005, we purchased NTT DoCoMo's remaining interest in KPN Mobile N.V.

In the period from 2000 to 2002, we acquired E-Plus and BASE, mobile network operators in Germany and Belgium respectively. Following these acquisitions and the purchase of UMTS licenses, KPN initiated a refinancing program. The refinancing included share offerings in 2000 and 2001 and the sale of non-core assets.

On October 4, 2005 we acquired Telfort, a Dutch mobile network operator.

For the financial impact of our recent major asset disposals, please refer to the section titled 'Sale of activities and assets', under ‘Other consolidated results of operations'.

Back to content

Organizational structure

On April 1, 2005 we completed our process of changing our organizational structure. All historical figures are aligned to reflect this new structure.

The major change was a split between a Wholesale and Operations unit and two retail units within our Fixed division. The new structure of our Fixed division is designed to ensure greater focus on revenue generation in the market and tighter cost management. In the new structure, Network Operations and Wholesale focuses on operational assets, costs and operational excellence. Segment Consumer and segment Business, our retail units, are responsible for our retail market and portfolio management in the business as well as consumer market segments and are focusing on customers, customer acquisition, revenues and margin.

We have split our former business unit Fixed Telephony into Voice Consumer and Voice Business. In our segment Consumer we introduced new business lines Internet and KPN TV to align with our Multi-play strategy. With respect to SNT we fully integrated our teleconferencing, Teleconnect, call factory and 0800/0900 services in the new business line Customer Interaction Services within segment Business. The call center activities of SNT for core customers are allocated to Wholesale and Operations. In our segment Wholesale and Operations we introduced IT Operations to achieve our IT rationalization ambition.

In addition, KPN has embarked on a comprehensive program to achieve a structurally lower cost base by - amongst others - simplification of the group structure.

The overview below reflects our organizational structure as of December 31, 2005.

Our main joint ventures include Zeus Telecom, Schiphol Telematics, Tetraned and Mobirail.

For more information, please refer to the section titled 'Legal Structure', under 'Additional information for shareholders', elsewhere in this Annual Report.

BOARD OF MANAGEMENT
CORPORATE CENTER
FIXED DIVISION
MOBILE DIVISION
OTHER ACTIVITIES
SEGMENT CONSUMER
SEGMENT BUSINESS
WHOLESALE AND OPERATIONS
Voice Consumer
Consumer Marketing & Sales
KPN HotSpots B.V.
KPN TV
KPN Internet
Voice Business
Business Marketing
Connectivity
KPN Entercom
Costumer Interaction Solutions
Integrated & Managed Solutions
Carrier Services
Operation Fixed Networks
SNT 1)
IT Operations
E-Plus
KPN Mobile The Netherlands (including Telfort)
Sympac
BASE
KPN Sales (including External Distribution) 2)
KPN Retail 2)
KPN.com 2)
Xantic 3)
Euroweb 4)

1) In the process of being spit and partly intended to be sold.
2) Distribution channel.
3) As per February 14, 2006, KPN and Telstra have transferred their total holdings in Xantic B.V. to the Canadian Stratos Global.
4) In the process of being sold.

Fixed division

We offer voice and data services through our fixed network in The Netherlands and data services in Western Europe. We are the leader in the traditional Dutch market segments, such as switched voice communication and leased data lines, and are actively growing our market share in the new IP and DSL markets.

Growth of revenues is a key challenge for the industry, in particular for KPN as an incumbent operator in a very competitive market. In today's dynamic market, various competitors are trying to create new positions for themselves in areas such as VoIP and Multi-play (voice, Internet, VoIP and television). These new services are generally rendered at lower tariffs and the revenues of these new growth areas do not entirely compensate for the decline in the traditional services.

In order to counter these developments, our strategy in the Dutch fixed-line market is threefold:

  attacking the market for new communications, information and entertainment services (and migrating our network to complete IP to enable us to deliver them), aimed at establishing leading positions that deliver attractive long-term financial returns;

  defending traditional services to maintain our leading share of declining markets, including leveraging our scale advantage through wholesale offer; and

  exploiting our leadership of both traditional and new services markets in order to achieve a cost structure that is unrivaled by our competitors and which will represent a significant sustainable competitive advantage.

To fulfill our ambitions, the Fixed division is improving its position in the broadband market through intensive subscriber acquisition programs and by developing new, attractive, customer-focused broadband communication services (like ADSL, Voice over IP, IP-VPN, and KPN TV), as well as by offering improved bundled packages and services.

As of April 1, 2005 we simplified the structure within our Fixed division. As from this date the Fixed division structure is based on 3 segments for services and products. These segments are: Consumer, Business and Wholesale and Operations.

Throughout this report we will describe our business and financial analysis consistent with our new segment structure, and all comparable figures are aligned with this new group structure.

Segment Consumer

IMPLEMENTING OUR STRATEGY

Within the competitive Dutch telecom market many mobile, cable and other fixed operators are active. The traditional voice market continues to contract while VoIP starts to accelerate, offering new entrants like Cable and ADSL-operators more opportunities to penetrate this (new) voice market as they already offer Multi-play solutions (Television, Internet and Telephony combined). During 2005 Internet companies such as Google, eBay and Microsoft made moves towards the communications portfolio of operators. In addition mobile operators are pushing for mobile-only solutions. We are very much aware that their offers should not be solely viewed in terms of business as it is today but also as an option on what it may become in a completely new environment.

We experience major shifts in our customers’ buying patterns as they discover the possibilities of the new services and technologies. We see a gradually increasing need for more personalized solutions. As a result, “old” markets started to shrink while “new” markets with new business models are developing.

Against this background, we refocused our strategy during 2005.

Attacking the market for new communications, information and entertainment services, aimed at establishing leading positions that deliver attractive long-term financial returns

Major 2005 initiatives that rely upon this strategy were:

  acquiring ISP market share;

  extending the service portfolio for KPN ISPs;

  launching VoIP;

  launching a “naked” ADSL package without fixed-line telephony subscription;

  extending KPN TV offerings; and

  launching a test environment for KPN IP-TV.

As part of our acquisition policy 136,000 broadband customers were acquired during 2005 from several smaller ISPs (such as Freeler, Hcc!net, Tiscali and CistroN). As a result of these acquisitions and autonomous growth, our ISPs’ market share increased from 29.7% as of December 31, 2004 to 36.1% as of December 31, 2005.

We have extended the range of options on offer to Internet customers. We have begun to include home installation and repair packages as part of our portfolio. KPN Planet has positioned itself as a full service provider, marketing an expansive package comprising a DSL line, Internet access, hardware components and personalized content offerings. With new products such as Music Stream, Movie Stream and Game Stream, we aim to offer our customers an attractive online entertainment experience. These additions contributed to KPN Planet's healthy growth, which has seen it become the largest ISP in The Netherlands. Our brands - KPN Planet, XS4ALL, Het Net - also received numerous commendations from consumer media for their consistent high quality of service.

In the second quarter of 2005, we started initial trials of our consumer VoIP product “Internetplusbellen“. Having achieved the service quality and reliability we demand, we began the further rollout of voIP in December 2005, both in terms of consumer reach and portfolio depth. Starting with flat fee calling, voice and e-mail services, we intend to expand our portfolio in the near future with featers such as video calls, security services and support of WiFi video phones.

In the light of a rising number of mobile-only users, we introduced “naked” ADSL (ADSL-only) and a package, combining a KPN "naked" ADSL connection and a competitively priced KPN Mobile subscription.

The introduction of KPN TV services in October 2004 forms part of our Multi-play strategy to offer our customers a combination of TV, Internet and telephony services. In 2005 we intensified marketing and sales promotions for KPN TV, and introduced Car TV, a television service available in cars for front and rear seats. In the third quarter we introduced the Personal Video Recorder ("PVR"), a new Digital TV proposition that enhances the consumer 's experience of watching TV. The easy to use PVR provides the opportunity to simultaneously watch and record different channels, or to watch programs on delay. At the end of 2005, 'Digital TV by KPN' (based on DVB-T technology) could be received in the main metropolitan areas of The Netherlands (covering about 45% of all Dutch households). As of December 31, 2005, we had about 184,000 KPN TV subscribers (including Digitenne), of which the majority chose packages in combination with our voice and ADSL offerings. We positioned KPN TV as an inexpensive alternative to cable TV. If the KPN customer has at least one of KPN's products, including voice or ADSL, KPN TV can be purchased for only EUR 7.95 per month. We believe this offer will improve customer loyalty for KPN.

At the end of 2005 we started a trial with KPN IP-TV. Instead of broadcasting every channel continuously, IP-TV transmits only what subscribers request. Entertainment on demand, delay TV, pay-per-view options and Personal Video Recorders ("PVR") are cornerstones of our future portfolio. The difference between DVB-T and IP-TV is transmission (via terrestrial signal or via DSL-network) and a broader portfolio of services that is expected to become available on IP-TV. So far, this launch is restricted to a maximum of several hundreds of users but the full commercial launch of KPN IP-TV is planned for the first half of 2006. We have already contracted more than 60 channels for IP-TV.

KPN and the State of the Netherlands have, in principle, reached an agreement in 2005, under which KPN will acquire all shares of Nozema Services for EUR 75 million. The takeover still requires approval from The Netherlands Competition Authority (NMa). Nozema Services delivers terrestrial broadcast services for both TV and Radio. With these services we can facilitate the national roll out of digital terrestrial TV (DVB-T). KPN intends to achieve national coverage of its DVB-T product before the end of 2006, subject to the approval by the NMa.

Defending traditional services to maintain our leading share in declining markets

Despite the arrival of new means of communication, the market for fixed telephony remains fundamental to our business. We consequently continued to compete aggressively by offering new services to improve customer value.

In 2005, we made a number of enhancements in our fixed telephony portfolio such as:

  BelPlus and BelVrij minute packages; and

  new line of DECT handsets.

We extended the benefits of our BelPlus flat fee packages. Beginning with the third quarter of 2005, all minutes purchased (up to a maximum of 1,800 minutes per account) have unlimited validity. BelPlus has proven to be very effective as a win-back vehicle. 28% of our telephony customers have subscribed to one of these packages. In the fourth quarter of 2005 we introduced BelVrij Avond & Weekend, our first flat fee package offering unlimited local and national evening and weekend calls.

We have launched an innovative mobile-like handset program. With modern designs and equipped with functions and navigation menus familiar from mobile handsets, this new line of DECT handsets converts the old fixed-line telephone into a terminal with a color display, icon-based menus, a wide range of ring tones and SMS messaging. In addition, we combined the benefits of our BelPlus portfolio with the advanced capabilities of the new DECT handsets by packaging both in a three-year rental contract.

PRODUCTS, TARIFFS, COMPETITION AND DISTRIBUTION

The Consumer segment primarily generates revenues from our Voice business line (including VoIP), our Internet business line and from our KPN TV business line. Our products and services can be grouped in products and services relating to access, traffic, equipment, supplementary services and digital TV.

Voice and VoIP

Access

KPN offers fixed-line telephony access services through analogue (PSTN) and digital lines (ISDN). Each PSTN line provides a single telecommunication channel, whereas ISDN access lines offer a choice of one or two channels. Using ISDN, a single line can be used for a number of purposes at the same time, including voice, data, Internet and fax transmission.

The revenues from these access services consist principally of subscription fees charged bi-monthly to customers and one-time connection fees. Total net sales from connections depend on the number of new connections and customer lines, the mix of the customer base (fees for digital lines are higher than for analogue lines) and fees charged for our services.

We are the largest provider in the traditional voice access market, but experience continued competitive pressure. In the consumer market there is heavy competition from mobile-only solutions and increasingly from VoIP solutions. As of December 31, 2005, about 16% of Dutch households have only mobile phones (compared to 12% as of December 31, 2004). Broadband penetration (the number of households with a broadband connection) increased significantly. This key number showed an increase from 45% in 2004 to approximately 58% in 2005. These high broadband penetration rates make it attractive for cable operators and alternative DSL providers to introduce a low-priced VoIP service to compete with us. Cable operators such as UPC, Casema, Multikabel and Essent and the telecommunications operator Versatel provide most of the VoIP lines. Most of these VoIP lines have replaced a PSTN or ISDN connection from KPN.

Under the name “Internetplusbellen“ we started a trial of our own VoIP product in the second quarter of 2005. After an initial period to reach the quality standard we set as a prerequisite we began the further rollout of VoIP, both in terms of consumer reach and portfolio depth, in the fourth quarter of 2005. XS4ALL has also started selling VoIP products to its customers. We now support more services (e.g. Video Calling) and have intensified marketing and distribution.

In all, the number of PSTN and ISDN lines continued to decline during 2005. As of December 31, 2005, we supplied approximately 5.0 million PSTN and ISDN connections to residential customers (compared to 5.4 million as of December 31, 2004).

We believe that our home market is one of the most competitive telecommunication markets in Europe, primarily due to the early liberalization of the telecommunication sector in The Netherlands. Carrier Pre Select (CPS) operators have a significant presence in The Netherlands. Our major competitors in this field are Tele2 and Pretium. Thanks to our more aggressive approach, employing for example outbound calls from our contact center, we are now successfully competing with these CPS operators. This was reflected in an increase of our traditional voice market share from approximately 60% as per December 31, 2004 to approximately 64% per December 31, 2005.

With the rise of broadband, infrastructure ownership becomes more important to be able to offer the customer a complete range of products (voice, Internet, TV). The acquisition of Versatel (a Dutch company with an own backbone network in The Netherlands mainly focused on business clients and consumer broadband) by Tele2 (a large Swedish Carrier Pre Select company) is an example of this shift in market approach. The Tele2/Versatel combination already acts as a strong force - next to KPN - in aggressively promoting DSL broadband-based triple play in The Netherlands, relying on its exclusive right to the live broadcasts of Dutch soccer competition since the third quarter of 2005.

Cable operators - positioning themselves as an alternative to KPN - increased their efforts to cash in on their broadband-enabled networks in 2005. During the year they focused their activities on rolling out digital voice (VoIP) as a cornerstone of their strategy to increase their market share.

Voice traffic

We offer:

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

As a result of the liberalization of the telecommunication market, telephone users are free to choose a provider that handles their calls by either Carrier Pre Select or by Carrier Select. New services are generally rendered at lower tariffs.

In order to maintain our market share, we increasingly focus on providing more value to our voice customers through voice bundle discount packages, branded as BelPlus packages. In addition, we combined the benefits of our BelPLus portfolio of flat fee offerings (e.g. a new flat fee package for weekend and eveningcalls which has already been introduced and a 24 hours flat fee we intend to introduce in 2006) with the advanced capabilities of the new DECT handsets.

Since its introduction in the second quarter of 2003, approximately 1,421,000 consumers have opted for BelPlus packages, representing a penetration rate of approximately 28% of our total residential customer base. Since their introduction in 2005 almost 100,000 combined BelPlus- handset packages have been sold.

Through these activities in the traditional voice market, we have been able to increase our market share in traditional voice calls contrasting with market share losses in previous years. At the end of 2005, our market shares were: between 65% - 70% (for local calls), approximately 60% (national), approximately 65% (fixed-to-mobile) and between 40% - 45% (international - excluding international traffic from telephone cards).

Tariffs Voice

Our tariffs for fixed-line voice telephony services are subject to regulatory approval, except for international voice services. Under the regulatory framework applicable to the Dutch telecommunication sector, these tariffs will continue to be subject to regulation for as long as the Dutch regulator designates us as having significant market power. During 2005 our traffic tariffs remained unchanged.

On January 1, 2004, and December 1, 2004, MTA tariffs were reduced following regulatory intervention. As of December 1, 2005, the fixed-to-mobile tariffs were reduced again by approximately 12%, which resulted in lower revenues for our Fixed division. The reduced Mobile Terminating Access (MTA) tariffs had no impact on the operating result of our Fixed division.

The level of monthly subscription fees is higher for ISDN access lines than for standard PSTN access lines. During 2005 our subscription fees for PSTN and ISDN lines remained unchanged.

Internet

As part of our strategy to increase our market share in the broadband Internet market, we continued to extend our range of DSL access variants and supplementary services, and continued

to migrate dial-up customers to broadband solutions. During 2005, broadband penetration continued to grow. About 58% of Dutch households have a broadband connection. To increase our retail broadband market share we put more emphasis on the acquisition of new customers. We also acquired a number of smaller ISPs that already used KPN's ADSL including Freeler, Tiscali, and Hcc!Net. This strategy is important to us, because broadband lines are increasingly used to offer a combination of Internet, voice and TV-services.

We offer customers broadband access through our KPN Internet organization. 'Direct ADSL' (which offers a direct ADSL connection without using an ISP), KPN Planet, Het Net and XS4ALL are the brands under which we sell our range of broadband products.

The total number of KPN ADSL connections increased by 26.0% from 1,381,000 at the end of 2004 to 1,740,000at the end of 2005, representing 42.3% of the total consumer broadband market in The Netherlands (including broadband offered by cable operators).

Our three ISPs plus Direct ADSL increased their number of broadband subscribers from 936,000 as of December 31, 2004 to 1,485,000 as of December 31, 2005.

Subscribers using ADSL by KPN receive additional savings on premium services and have access to specific broadband services. Subscriptions at (introductory) discounts are offered in order to gain market share. During 2005, we increased the ADSL transmission rate several times, whilst keeping prices stable in order to attract new customers. Competition in the ISP market remains strong. Our main competitors in the ISP market are @home, Chello, Tiscali and Wanadoo.

We are building on our existing customer base and on the strength of our brand names in The Netherlands. We charge our ADSL Internet customers monthly subscription fees that comprise of two parts: the ISP charges the customer the fee for Internet use, while the use of the infrastructure is charged directly to the customer. Additional services are charged per service through the ISP. All customers of our ISPs pay a monthly subscription fee.

Apart from broadband ADSL services, we offer narrowband Internet dial-up services: Internet dial-up both to customers of our own ISPs as well as to customers of third party ISPs (via so-called 0676 numbers). As a result of the migration of dial-up customers to broadband offerings, our Internet dial-up access minutes are rapidly decreasing. As of December 31, 2005, we had in total 564,000 dial-up subscribers in The Netherlands (2004: 700,000).

Internet traffic

We offer Internet dial-up minutes to our own and other ISPs. Due to the increasing penetration of broadband and the migration of dial-up customers to broadband, our Internet dial-up customers and minutes continued to decrease rapidly during 2005.

Tariffs internet

Given technological developments and competition, which results in pressure on ADSL subscription fees, we are offering higher transmission speeds while maintaining our ADSL tariffs. The highly competitive environment, however, forced us to give discounts on modem prices and to offer free installation costs.

Tariffs for dial-up subscriptions and connection fees remained unchanged in 2005.

Digital TV

We offer wireless digital broadcast TV and radio (based on DVB-T) as from October 18, 2004, as part of our Multi-play strategy to become an all-round provider of voice, broadband Internet and TV services. We are one of the first telecom operators to venture into the TV market. At the end of 2005, 'Digital TV by KPN' could be received in the main metropolitan areas in which about 3 million (or approximately 45%) of the Dutch households reside. KPN intends to achieve national coverage of its DVB-T product before the end of 2006, subject to approval by the NMa.

The offering is comparable to standard cable, but at lower subscription prices (EUR 7.95 per month (Multi-play price)) and lower set-top box prices.

During 2005, we experienced a slower market growth for digital TV than expected.

As of December 31, 2005, we had approximately 184,000 KPN TV subscribers (including Digitenne), of which the majority chose packages in combination with Voice and ADSL.

Our Brands and Marketing

Our products and services are sold under various brands. The KPN brand is our primary brand used for our Voice activities in the consumer market. Internet and broadband services are marketed under our Planet Internet, Het Net, XS4ALL (three ISPs), and Primafoon (retail chain) brands.

In 2005, marketing was refocused from a product to a target group orientation. For the consumer market the main objectives are the aligning of products, market concepts and brands to a number of homogeneous market groups. For each of these groups we have put tailored Multi-play packages aimed at increasing overall customer satisfaction. Enhanced CLM (Customer Lifecycle Management) tools support this approach. As a consequence, we put less emphasis on nationwide promotion campaigns on TV and concentrated more on regional and personal marketing.

Our mainstream and premium brands - KPN, Planet Internet and XS4ALL- are targeted at the mainstream and higher end segments of the consumer market. Our economy brand - Het Net - is used for the budget segments of our market. All these brands are broadly considered as reliable competitive priced brands. XS4ALL has repeatedly been named in independent tests as the preferred brand regarding its reliability and high-service quality. Our other brands are scoring in the top range of these polls as well.

With this policy, we anticipated the more individual approach the market is increasingly demanding from us. This has contributed to the developments reported above: turnaround of market share in the voice market, continued strong growth of ADSL sales and the successful extension of KPN TV.

Segment Business

IMPLEMENTING OUR STRATEGY

Competition in the Dutch business market remains fierce. ICT is becoming increasingly vital for businesses. Furthermore there is an increased demand for managed services and a continuing shift in focus from network technology towards applications functionality. New communication services are IP-based and data-access becomes independent of hardware devices. As a consequence of these developments, IT and system integrators (e.g. Capgemini, Accenture, IBM, etc) are moving down the value chain. Corporate customers increasingly demand for International solutions for their national and international business. Meanwhile, Global Internet players (e.g. Skype, MSN, Googletalk) offer on-net VoIP for free. KPN's strategy in the business market is aimed at grasping the opportunity to shift from decreasing traditional communication services towards services in the larger and growing market for end-to-end ICT Services.

Attacking the market for new communications, information and entertainment services, aimed at establishing leading positions that deliver attractive long-term financial returns

We believe we are the preferred supplier for IP-VPN services in The Netherlands, providing us with an excellent basis to sell services and applications that are based on IP-VPN to our customers.

KPN has made substantial progress in implementing an advanced IP and Ethernet/MPLS-based infrastructure and has begun to offer various VoIP and other IP-based services including managed firewalls and application on demand services (examples of such applications are various business applications, such as Exact, e-HRM tools, and e-Procurement tools). With these developments we have made a start in transforming our business from a communication service provider towards an end-to-end ICT-provider.

We launched a new campaign 'ZekerWeten®', emphasizing the service quality of KPN. As part of this initiative, KPN introduced several innovative advisory tools, for example the TelecomScan; an online advisory tool for small and medium sized enterprises to discover their optimum communications mix, taking into account the Company's mobile and fixed telephony usage. We also introduced the Business Continuity Quick Scan, which helps large enterprises to analyze their contingency planning to ensure the continuity of their business processes in case of emergency.

In December we launched a trial for Zakelijk InternetPlusBellen in our Business segment, which is our VoIP offering for the small business market. Our offer is based on a xDSL-connection and provides our customers with one solution, comprising both telephony and Internet services.

A national product portfolio is not sufficient to be successful in the top end of the business market. Corporate customers increasingly require international solutions for their international and national business. To meet those shifting requirements, KPN has developed an international proposition based on a smart combination of its own European data network and various partner networks. With this low cost infrastructure KPN is able to deliver advanced seamless data and voice services to global customers under one contract, one helpdesk and one invoice.

KPN implemented a new approach to innovation based upon entrepreneurship and an increased focus on sector specific ICT opportunities (e.g. Education, Health care). We expect to introduce the first services in early 2006.

Defending traditional services to maintain our leading share in declining markets

Discussions with our customers are leading to the creation of tailor-made packages as part of which customers and KPN agree upon optimal migration timing. This approach has led to significant decreases of migration and churn of the traditional services.

We further reduce churn by building customer-focused program teams for our largest accounts. This results in improved responsiveness to customer demands, of both new and existing customers. Where relevant we advise and help our customers to migrate from traditional to new technologies to better support their business processes and reduce the total cost of ownership.

BelZakelijk is a prepaid voice package offering a range of 10 different call bundles varying from EUR 5 to EUR 5,000 per month.

We have further enhanced the benefits of the pre-paid BelZakelijk minute packages offering a 1% extra discount for multi-site customers as well as DECT-handset rentals for the BelZakelijk package. In addition, the BelZakelijk Jaarbundel was introduced, which allows customers to pay their telephone bill one year in advance and gives customers a higher discount when doing so. By the end of 2005, approximately 253,000 customers had opted opted for BelZakelijk, providing 38% market penetration in the primary target group of small and mid-sized companies.

In February 2005, we introduced ISDN1 as a cost effective and efficient solution for ISDN2 customers migrating to ADSL. In July we also introduced "*21 online", which is an online switching service for large customers. With "*21 online" large enterprises can easily route their incoming voice traffic via a web-tool. In August we introduced 088 company numbers, which are national telephone numbers not bound to a geographic location for business customers. Customers pay a one-off fee dependent on the amount of numbers required.

For small and medium sized companies we introduced our 'flexible' concept for telephony equipment. This allows the customer to pay a monthly fee for the telecom functionality without major capital expenditures thus increasing flexibility and ensuring a high quality communication solution.

We were faced with deregulation of the 0800/0900 market prices. KPN's packaging strategy on CRM solutions in this declining service number market together with the new portfolio on micro-payments and CCOD (call center on demand) functionalities creates a full suite of CRM services that we believe will enable us to maintain our positions in these declining markets.

PRODUCTS, TARIFFS, COMPETITION AND DISTRIBUTION

The Business segment primarily generates revenues from our Voice business line, our Data business line, (international) Managed Services, our Equipment (solutions) business line and Customer Interaction Solutions.

Voice Services

Products

KPN offers fixed-line telephony access services through analog (PSTN) and digital lines (ISDN). The revenues from these access services consist principally of subscription fees charged bi-monthly to our customers. Total net sales from connections, for which we charge a one-off connection fee and subscriptions, depend on the number of new connections and customer lines, the mix of the customer base (fees for digital lines are higher than for analogue lines) and fees charged for our services.

KPN offers national and international calls. The revenues from these traffic services consist of minute-based fees charged bi-monthly. The minute-based fees range from our standard BelBasis offering (in the small office/home office market segment) to different BelZakelijk packages (in the small and medium sized enterprises segment) to Worldline XL (a volume based discount arrangement for our large enterprise customers).

Tariffs

Our tariffs for fixed-line voice telephony services are subject to regulatory approval. Under the regulatory framework that applies to the Dutch telecommunication sector, these tariffs will continue to be subject to regulation for as long as the Dutch regulator designates us as having significant market power. The level of monthly subscription fees for ISDN access lines is higher than for standard PSTN access lines. During 2005 our subscription fees for PSTN and ISDN lines remained unchanged.

Competition

We face aggressive competition in a declining traditional voice market due to the high pace substitution from fixed to mobile and data (VoIP) together with a high penetration of broadband connections.

In the corporate market traditional voice telephony is increasingly being replaced by broadband and IP-VPN solutions. This trend is also increasing now that IP-VPNs are being equipped to provide intercompany voice traffic (for free).

In the small business market we experience heavy access competition from cable operators, which are now offering Voice over IP solutions bundled with broadband Internet. Increasing broadband penetration in the business market enables competitors to offer more business services at lower costs, e.g. electronic payments, and poses a high risk for our traditional voice access services.

In the traditional voice access market we are the largest provider, but experience continuing competitive pressure from direct access and Carrier Select and Carrier Pre Select competition. Our main direct access competitors are Versatel, BT Ignite, MCI Worldcom, TTG, Colt and Enertel. The main Carrier Select and pre select competitors are Tele2 and Pretium.

Data and Internet access services

Products

We offer a range of data communication services for business customers. We are the leading provider of these services in the Dutch business market both in terms of revenues and in terms of number of connections. In addition, we offer data services in Europe through our KPN EuroRings network and worldwide with our partners. The telecommunication solutions based on data/IP services we offer include:

-National data services

KPN offers an extensive portfolio of data services ranging from Traditional Transmission Services such as Leased lines and broadband services to Network Services such as IP-VPN, Ethernet VPN services and Internet Access Services. KPN is the leading provider of Internet Access Services in The Netherlands. Both xDSL (e.g. ADSL, SDSL) access technology and optical fiber access technology is supported. These services are targeted at business costumers and at Internet Service Providers.

-International data services

Through our KPN EuroRings network we provide international connectivity services in Europe. The international services also vary from Transmission Services such as international leased lines to Network Services such as IP-VPN and Ethernet VPN Services. Furthermore, for worldwide solutions we work with partners like SingTel, Telefónica and Sprint. This is complemented with substantial participations in various sea cables.

-Integrated & Managed Solutions

KPN provides Managed Network Services, Managed IT Services and Mobile Data Solutions to customers who are outsourcing parts of their ICT-infrastructure and management to KPN. KPN aims to provide one seamless, end-to-end solution tailored to each customer’s specific ICT requirements.

Tariffs

The pricing of KPN's data services, Internet Access Services and integrated & managed solutions is largely based on recurring monthly subscription fees. The pricing depends on the bandwidth, the quality level and the functionality provided. The pricing of leased lines also depends on the geographical distance. Some services have an additional volume-based pricing component. Customers are typically billed on a monthly basis.

Data services are partly regulated. The service fees of regulated services are therefore based on prescribed cost-based calculations as stipulated by the Dutch telecommunication regulator, OPTA.

The price level of data and Internet Access Services is declining. This is the result of a combination of intense competition, overcapacity of bandwidth and the migration from traditional services with higher prices to next generation services with lower prices.

Competition

We have many competitors in the data communications services market, such as BT Global Services, MCI, IBM, Colt, Essent, Enertel, Versatel and BBNed. Our competitors invest in the construction of backbone infrastructures in The Netherlands and in local networks in large Dutch cities, comparable to our CityRings network. Local government fiber initiatives also increased the competitive pressure within The Netherlands and introduced new competitors.

Equipment, voice and data solutions (EnterCom)

Products

KPN designs, delivers, integrates and services voice and data communication solutions (such as PBX installations and Local Area Networks) and offers communication solutions for special events, call centers and dealing and trading. Anticipating IP and Mobile convergence, we offer combined solutions to meet customer demand in new areas like video surveillance, security, Dynamic Instore Marketing (narrow casting) and healthcare. We use high-quality partners to enable us to acquire specialist knowledge in new areas. Increasingly customers require managed solutions.

KPN provides outsourcing solutions for all or part of the telecom operations and infrastructure of companies, increasingly focusing on the integration of fixed, mobile and data communication. We offer the know-how of our consultants, project and implementation managers and specialists in management and technology.

Tariffs

We believe we are able to offer competitive prices for our products, service contracts and other services due to our excellent supplier relations, extensive knowledge of communication solutions and the use of technology (such as service on line) for servicing the products. By offering ongoing support and other services, revenues from equipment and voice and data solutions move increasingly from one-off revenues to recurring revenues (for example Managed Solutions 'tariff per minute' in a managed call center environment and Managed IPT solutions).

Competition

Our competitors are numerous and vary in size, depending on the product/service we sell in the ICT market space. Our main competitors are Imtech, Getronics and Dimension Data.

We maintained our leading position with high success rates and high customer satisfaction. Clients have chosen KPN increasingly for our end-to-end full service provisioning and Fixed and Mobile convergence as well as our innovative solutions.

Customer Interaction Services (CIS)

Products

The Business to Business ('B2B') portfolio of SNT combined with KPN's already existing 'interaction portfolio' created the new Customer Interaction Services unit which is fully equipped for a new growing market of 'interaction services' between businesses and their customers. Through this business unit, KPN provides a wide range of corporate-voice-inbound and interaction services varying from conferencing services and 0800/0900 service numbers to new services like CRM software applications.

Tariffs

The 0800/0900 service numbers market prices are subject to regulatory approval. Under the new Telecommunications Act these prices will be deregulated in 2006. We expect that this development will improve our competitive position.

Competition

The competition for interaction services varies from operators (0800/0900) to software companies (CRM software). We believe the ability to offer a combination of traditional routing facilities and CRM applications will give KPN a competitive advantage. To exploit this competitive advantage, KPN has established a number of select partnerships with companies like RightNow Technologies and Epiphany.

Distribution

Business Market Fixed offers telecommunication solutions for the large, small and-medium markets through a variety of sales and distribution channels. The small and medium market is serviced by KPN Personal Sales, KPN Sales stores (KPN Business Centers), Value Added Resellers, callcenters (in- and outbound) and online sales via KPN.com.

In 2005 we expanded our distribution power in the small and medium market through dedicated projects within these channels. To improve our local presence we introduced our portfolio in the Business Centers and selected Value Added Resellers with data-expertise. We are redesigning our online sales platform to make it easier for our customer to choose and order the right product. Significant steps were made when we introduced CRM-solutions in our call centers, which make it easier for the agents to target the customer with the right proposition.

Large corporate customers are serviced by dedicated (strategic) account management, supported by consultants offering integrated all-inclusive solutions. We improved our distribution power for this market by differentiating our sales approach and implementing multi-channel initiatives in alignment with the customer profile and value.

Our Brands and Marketing

For business customers in The Netherlands, KPN is the primary brand for both fixed telephony, Internet/broadband and data network services. KPN also owns Infonet Netherlands, which offers data networking services, as an exclusive distributor of Infonet Inc. in the Dutch Market. In 2005, KPN's marketing further refocused from a product to a market orientation for both consumer and business customers. For Small and Medium Enterprises as well as Large Enterprises, our major goal in 2005 was to offer our customers a range of services and easy-to-use solutions based on their business needs. To meet this goal we often successfully played the role of ICT-advisor. Advising the customer was also a part of the continuous improvement of our customer service to finally reach higher customer satisfaction. Examples of advising the customer are the 'ZekerWeten'-campaign, a fixed-mobile campaign emphasizing our advisory capabilities based on innovative advisory tools; the "Telecomscan", an online advisory tool for SMEs to identify the best possible communications mix, taking into account a company’s mobile and fixed telephony usage; and the Business Continuity Quick Scan which helps large enterprises to gain insight in the continuity of their business processes in case of a crisis.

We were successful in increasing our sales of broadband (Office DSL), IP-VPN and Ethernet VPN network solutions, nationally as well as internationally. During 2005 we continued offering managed services. These services optimize business processes and contribute to business continuity and ultimately cost savings. In the SME market KPN has strengthened its position with intensified marketing campaigns for KPN's DSL offering and KPN's new product line up.

Segment Wholesale and Operations

Within this segment our main external activities are:

  national wholesale and local-loop services;

  international wholesale voice and wholesale data services; and

  customer relations management activities.

IMPLEMENTING OUR STRATEGY

In the wholesale market there is a growing demand for higher bandwidth and new broadband services, while revenues from traditional voice and internet services are decreasing. As a consequence of this shift we see increases in (external) wholesale volumes as Cable and ADSL operators are entering the retail voice market via VoIP. The transit volumes we handle for other operators are tending to decrease given that direct-interconnection initiatives are surfaceing more and more. Internationally, there is a trend towards international consolidation and strategic alliances, as a consequence of which the downward pressure on tariffs increases, only partly offset by increasing volumes.

Attacking the market for new communications, information and entertainment services, aimed at establishing leading positions that deliver attractive long-term financial returns

In our wholesale market we continue to search for new opportunities. In the first quarter of 2005 we introduced wholesale ADSL. This service is an added value service on top of local loop unbundling, which enables ISPs and other operators to add ISP-specific value, e.g. e-mail services, spam- or virus-filters and firewalls, without the need to invest in the construction of their own DSL network.

Defending traditional services to maintain our leading share in declining markets

We continue to search for possibilities to maintain or increase our (traditional) revenues by leveraging our scale advantages and responding to consumer desire for choice through wholesale offerings in addition to KPN-branded retail offers.

Exploit to achieve a structurally lower cost base and improved customer satisfaction

In March 2005 we announced our Exploit initiative to achieve a structurally lower cost base. We launched several cost savings programs, mainly concentrated in the categories of personnel, traditional IT systems and infrastructure.

The IT Transformation Program announced is now fully operational and has delivered its first benefits in 2005. Agreements were made with KPN’s main IT suppliers and the first cost savings have been realized. Best-practice processes were implemented in the IT organization, rationalizing IT applications and leading to a 20% reduction of IT applications in 2005.

In the longer term, All-IP is the predominant factor allowing us to achieve cost savings through FTE-reductions. In 2005 we turned our All-IP vision into an operational plan. We selected our suppliers and communicated internally as well as externally the focus on employee mobility. In 2006, we will start a pilot project to develop and test migration processes.

NATIONAL SERVICES

The national services we offer can be divided in national wholesale and national local-loop services.

Within the national wholesale services we offer a comprehensive range of services that give other telecommunication companies access to our fixed telephony network. These services include:

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

  internet-originating services: we offer ISPs the possibility to bill their customers directly for their Internet traffic volume usage through the use of special dial-up numbers (with 0676 prefix); and

  transit services: we offer other telecommunication operators the routing of incoming and outgoing national and international calls between other operators' networks through our network.

In 2005 traffic volumes decreased for originating and terminating voice services mainly due to the lower number of end customer connections on KPN's fixed network. As a result of the substitution from Internet dial-up access to broadband Internet access services the volume of Internet-originating services declined substantially during 2005, continuing the trend of 2004. In addition to traditional competitors in the national voice market such as Versatel, MCI, BT and Enertel, competition from cable operators with their Voice over IP offerings has increased significantly over the course of 2005.

In the transit market KPN faces continuing strong competition from direct interconnection as well as competitors such as Orange and BT. Despite strong competition KPN has been successful in defending market share, resulting in increasing traffic volumes for transit voice services. The main driver behind this growth remains the continuing growth in mobile-to-mobile voice traffic.

Within the national local-loop services, we offer access services to 'the last mile' of our network. These services include:

  Main Distribution Frame (MDF) access: this service physically connects networks of other operators to the local loop network of KPN. With this service we offer operators direct access to homes and offices of their customers;

  MDF co-location: we offer other operators the possibility to install their equipment in or alongside KPN buildings, towers and masts to connect their systems and networks to our network. This service offers operators direct access to the local loop network of KPN;

  Bitstream access: we offer operators and ISPs the possibility to develop individual DSL-based services;

  Interconnect Leased Lines services: we offer a unique connection between an end-user location and the transmission network of an operator; and

  Wholesale ADSL: In the first quarter of 2005, we successfully introduced the Wholesale ADSL service. This service is an added value service on top of local loop unbundling, which enables ISPs and other operators to add ISP-specific value, e.g. e-mail services, spam- or virus-filters and firewalls, without the need to invest in the construction of an own ADSL network.

Due to the developments in the broadband market, there is an increase in bitstream access offers for 2005. The decrease in PSTN and ISDN connections continued in 2005 and caused further decline of MDF access offers. MDF co-location grew during 2005 mainly due to an increase in sites used by ISPs. Several Wholesale ADSL agreements have been signed since the introduction of this option in the first quarter of 2005.

INTERNATIONAL SERVICES

The international wholesale services we offer can be divided into voice services and data services. Data services are primarily handled by Connectivity, for example via KPN EuroRings. The international voice services transport international voice traffic originating outside and inside The Netherlands to any place in the world and includes:

  Premium Voice Services like International Direct Dialing: services for calls originating or terminating in The Netherlands;

  Wholesale Voice Services: we offer services through our network of international calls from one foreign network to another foreign network (voice hubbing);

  solutions for mobile operators: services for voice traffic and SMS-, MMS- and UMTS related services; and

  solutions for ISPs: voice access services connecting VoIP traffic to switched networks internationally.

In 2005 volumes further increased in a growing market of international voice traffic. New sale outlets outside The Netherlands became operational in 2005: Cape Town, Rio de Janeiro, Hong Kong and Singapore. Our main competitors in this area are the major telecommunication companies. Consolidation in this market has taken place and further consolidation is expected.

Tariffs

Our national wholesale tariffs for fixed telephony and for wholesale unbundled local loop services (in 2005 with the exception of tariffs for transit services) are subject to regulatory approval. As a result of the market analysis performed in 2005 by the Dutch Telecom Regulator our transit services are now subject to regulation since January 1, 2006. Therefore regulatory obligations like non-discrimination apply, which could lead us to change our tariffs for these services which will have a certain impact on our business results. We believe our wholesale tariffs for terminating services and originating services approximate the average tariffs of an EU benchmark. Our tariffs for transit, originating and terminating services are composed of a call set-up fee and a charge per minute. For Local Loop Services we charge a one-off connection fee and a monthly subscription fee. The ongoing liberalization and increased international competition as a result of European regulation puts continuing pressure on international tariffs. The tariffs for regulated national wholesale services remained unchanged in 2005 compared to 2004.

Customer relationship management

As per May 29, 2005 the legal merger between SNT Group N.V. and Telecommerce B.V. was completed. On May 30, 2005 SNT Group N.V. de-listed from the Amsterdam Stock Exchange. Through this merged organization KPN offers Customer Relation Management activities, as follows:

SNT

We are currently reorganising our internal core contact center into KPN Contact, performing the contact centre activities for our strategic services, such as Inbound Internet, ADSL and KPN TV, the Business Support Desk and the Infrastructure Helpdesk. Every week, 2,100 FTEs in three different locations handle 300,000 inbound calls. Important objectives are high service levels and a cost structure that enables us to charge tariffs that are in accordance with the market. KPN Contact has implemented the COPC (specific quality certification program for contact center businesses) quality program, and a first certificate was issued to the Contact Center Activity Invoice-Services in July 2005.

In addition, we offer further non-strategic center services in The Netherlands, Belgium and Germany. As part of the restructuring of the SNT Group, we intend to sell these activities.

Our call center activities in the Benelux-countries for external clients and for the non-strategic KPN services will be contracted to a separate entity. Every week, 1,500 FTEs in five different locations handle about 700,000 calls. This part of the business implements the COPC quality standards in its business processes.

With nearly 1.5 million calls a week, 3,000 employees and seven different locations, SNT Deutschland is a large player on the German call center market, and among its customers are many large companies. In 2005, SNT Deutschland managed to play a part on the multi connect market as well.

Mobile division

We are a provider of mobile telecommunications services in Western Europe with a particular focus on Germany, The Netherlands and Belgium, where we serve 20.8 million customers (on December 31, 2005). We deliver mobile telecommunications services ranging from standard voice and value-added services (call waiting, call forwarding, voicemail and message services like text messages and MMS) to advanced data services (i-mode, video telephony and mobile broadband Internet). We expect person-to-person communication services (voice, text messaging, e-mail) to remain the main source of revenues for mobile operators in the coming years, with advanced data services becoming increasingly important. In addition, the increasing number of mobile-only users reflects the trend towards growing use of mobile networks at the expense of fixed networks.

Pursuant to license agreements with NTT DoCoMo, we have offered i-mode services in our three main markets since 2002. i-mode services comprise communication (including e-mail), information, entertainment and transaction services via so-called content sites. Our major i-mode content partners include CNN, Disney, Dow Jones and Sony. We closely co-operate with 13 other operators (including NTT DoCoMo, Bouygues Télécom, Telefónica Moviles, O2 and CosmOTE) in the i-mode Alliance.

We introduced UMTS PC cards in Germany (June 2004) and The Netherlands (July 2004), followed by UMTS-enabled handsets a few months later. UMTS enhances the functionality of mobile data services (e.g., i-mode services and mobile Internet) by adding video and increased transmission speeds. We are continuously investing in our UMTS networks to follow the market demands driven by the increased availability of UMTS-enabled handsets. We expect the introduction of UMTS-based services to accelerate the use of advanced data services in the coming years.

In October 2005, we acquired Telfort, until then the only independent mobile network operator in The Netherlands. In 2005, we also established Sympac, a European mobile communication services provider - that renders mobile voice, Internet and data services - to multinational companies.

The strategic goals of the Mobile division are summarized below:

  in The Netherlands, to further strengthen our market leadership position; and

  in Germany and Belgium, to establish growing profitable businesses by challenging the competition, while further improving network quality.

For details on the way we calculate customer data, please refer to 'Presentation of Financial and Other Information'.

GERMANY

We are active in the German mobile telecommunications market through our mobile network operator E-Plus. During 2005, E-Plus' customer base increased to 10.7 million customers, reflecting the growth of the German mobile market; the market penetration in Germany increased by 10 percentage points to 97%. In the enlarged German mobile market, we succeeded in expanding our revenue market share by half a percentage point to 12.2%.

In the middle of 2005, we changed our strategy. The strategy revision aimed to accelerate growth and to put E-Plus on a solid path to profitability. The new strategy centered on a number of initiatives:

  E-Plus set out to move away from 'push' (heavy reliance on handset and dealer subsidies) and move to a 'pull' strategy. The new brands 'BASE' (flat fee), "Simyo" (Internet only) and "Ay Yildiz" (Turkish community) are delivering significantly improved AMPU and ARPU in comparison to the E-Plus brand. Also for the E-Plus brand subsidies were tightened;

  9 MVNO-type contracts were signed and implemented, with well-known German partners such as Medion (Aldi Talk), Freenet and Conrad; and

  a start was made with the expansion of our captive distribution so far delivering 25 store openings E-Plus tested a regional marketing approach with very encouraging results.

Our growth strategy focuses on increasing our customer base, revenues and market share on the one hand and profitability on the other. We succeeded in 2005 in attracting more than 1.2 million new customers, while increasing our postpaid customer share of the total base. The number of postpaid customers as of December 31, 2005 amounted to 5.6 million - representing a 52% share of our customer base (2004: 50%) - whereas we served 5.1 million prepaid customers.

Products and services

Under the classic "E-Plus" brand, we offer a range of propositions to the business and consumer markets, with an increasing focus on postpaid customers. These propositions include bundled packages, such as 'Time & More' for consumers and 'Professional' (S, M, XL) for the business market, various postpaid propositions under the 'Privat' tariff and 'Free & Easy' prepaid packages. In addition to the standard mobile services, we also offer a wide range of value-added voice and data services under the "E-Plus" brand.

In 2005, E-Plus embarked on its multi-brand strategy with the launch of new brands featuring innovative tariff structures: "BASE" offered the first flat-fee package on the German mobile market, "Simyo" was the first web-only prepaid mobile operator and "Ay Yildiz" was the first offering tailor made for Turkish-speaking people.

In 2002, E-Plus became the first operator to introduce i-mode services in Europe. As of December 31, 2005, we served 1.0 million i-mode customers. In April 2004, we launched WiFi services based on a service provider model. In June 2004, we took the first step in delivering UMTS services with UMTS data cards for laptop users. The first UMTS-enabled handsets were launched in August. Our UMTS network currently covers 51% of the German population.

As of December 31, 2005, we offered customers the possibility to use mobile telecommunications services outside Germany in 171 countries through international roaming agreements.

Tariffs

We offer a variety of tariff structures for postpaid and prepaid customers. We have different tariffs per minute - depending on the time of the day and weekday - to stimulate off-peak calls. Under the postpaid propositions, bundled minutes at discounted rates per minute are being offered. For postpaid and prepaid offers, we provide a special tariff option for calls to fixed-line numbers. These offers aim at capturing a larger share of the total voice market.

The new "BASE" brand offers a flat fee for on-net and fixed network calls and a simple tariff structure for all other calls. "Simyo", another new brand, also offers a simple tariff structure with one tariff for every call regardless of the time of the day. "Ay Yildiz", the third new brand, offers a simple tariff structure for Turkish-speaking people.

We structure i-mode pricing either in a fixed fee per data volume used or in four packages (S, M, L and XL) based on a flat fee for a certain threshold; if a customer exceeds this threshold, charges are invoiced by data volume used. For UMTS data Cards, our customers can choose between time and data volume packages.

The German regulator Bundesnetzagentur (the former RegTP) ordered the German mobile network operators to reduce their MTA tariffs in three steps, the first two steps became effective on December 15, 2004 and 2005, respectively. The third consecutive reduction will become effective on December 15, 2006.

Competition

Four mobile network operators, all holding UMTS licenses, are currently active in the German mobile telecommunications market: T-Mobile, Vodafone, E-Plus and O2. The two largest mobile telecommunications providers - T-Mobile and Vodafone - hold an estimated combined revenue market share of 74.5%. In the past years, E-plus and O2 have been successful in growing their revenue market shares.

In addition, numerous independent service providers in Germany package and sell products and services from various network operators under either the network operators' brand or private labels. Some of these service providers operate exclusively with one network operator, while others offer competing products and services. In all cases, service providers sell to both business and private customers. The main German service providers are Debitel, Talkline, Victor Vox and MobilCom. Service provider customers form approximately 24% part of our total customer base.

As a reaction to E-Plus' new brands, our competitors have also introduced a variety of new tariffs.

Brand strategy

During the year, E-Plus changed to a multi-brand strategy with tailored offers to well-defined customer groups concentrating on customer needs like voice telephony and simple services. Three new brands were launched: "Simyo", "BASE" and "Ay Yildiz".

Distribution and sales

We offer our products and services through our own chain of 171 shops as well as E-Plus' website. Apart from these channels, we offer our services through resellers and service providers that may repackage our offers, tailoring them to their customers' needs. Resellers include among others Debitel, MobilCom, Talkline and Alphatel. For the business market, we also use these sales channels as well as a direct sales force.

Licenses and coverage ratios

Our 2.5G-enabled network currently covers over 99% of the German population (2004: 99%). The indoor coverage at the end of the year was 79%, similar to the indoor coverage at the end of 2004. Our 3G network has a 51% outdoor population coverage by the end of 2005, exceeding the applicable 50% minimum rollout requirement under our UMTS license.

THE NETHERLANDS

In October 2005, we acquired Telfort, the only independent mobile network operator in The Netherlands. As a consequence of this acquisition, we now own two mobile operators in The Netherlands. Telfort provides a range of mobile telecommunications services - based on its own mobile network infrastructure, which covers over 99% of the Dutch population - to consumer and business customers in the Dutch market. Telfort's products and services are marketed both branded and non-branded (wholesale white label). Telfort is being consolidated as from October 4, 2005. The 2005 figures for The Netherlands include Telfort for the consolidation period, unless otherwise indicated.

As a result, we are present in the Dutch mobile telecommunications market through our mobile network operators KPN Mobile The Netherlands and Telfort. With 8.1 million customers and an estimated 39.6% share of total market revenues as of in 2005, we are the largest mobile telecommunications provider. The penetration rate in the Dutch mobile market increased from 93% by the end of 2004 to almost 100% at December 31, 2005.

During 2005, we continued our focus on customer value. This was most evident in the continued growth of our contract subscriber base. We further cleaned up the prepaid customer base with a change in our disconnection policy, which further improved the customer mix in favor of postpaid. At year-end 2005, the number of postpaid customers amounted to 3.3 million - 40% of our total customer base - while we served 4.8 million prepaid customers.

We believe our leading role in both the business and residential segments of the Dutch mobile telecommunications market is the result of our well-known "KPN" and "Hi" brands, the quality of our mobile network, our extensive distribution network, our commitment to customer care and our innovative products and services. With the Telfort acquisition, we further strengthened our market position in The Netherlands, especially in the consumer segment and in the wholesale segment.

Products and services

We offer a range of standard and value-added mobile voice and data services. We pursue a multi-brand strategy to effectively appeal to different target markets. The "Hi" brand focuses on the young consumer and on heavy text message users, whereas the "KPN" brand is dedicated to other segments of both the consumer and business markets. With the introduction of the web-only "Simyo" brand, we serve the cost-conscious consumers who prefer basic mobile services (voice and text messages only) at low tariffs and with low distribution costs.

Telfort successfully offers branded prepaid and postpaid propositions under its own "Telfort" brand to consumer and business market segments. Furthermore, Telfort opened its network to other companies and organizations that wish to offer mobile telecommunications under a private label using Telfort's network. Telfort currently serves 10 wholesale customers. The wholesale segment is an important revenue source, using the power of our wholesale partners in terms of brands, existing customer base and distribution power. Our wholesale service portfolio consists of the options MVNO, external service provider, private label prepaid (PLPP) and tailor-made products (including the Mobile Virtual Network Enabler product).

We expect the growing demand for mobile data services - particularly those based on the latest Internet technologies - to lead to increased usage of our mobile networks. i-mode services were introduced in 2002 and we served 0.7 million i-mode customers as of December 31, 2005. Furthermore, we supply data and fax transmission services, VPNs for business customers as well as multimedia services and WiFi as part of our mobile data services portfolio. Our product 'Internet Everywhere' (GPRS) is being offered in combination with WiFi access.

In July 2004, we started rendering UMTS services via UMTS data cards, the first UMTS-enabled handsets being launched in October 2004. Our UMTS network covers currently 72% of the Dutch population. The UMTS network and handset portfolio are being expanded continuously. Since May 2005, Telfort offers data services based on EDGE technology.

As of December 31, 2005, we offer customers the possibility to use mobile telecommunications services outside The Netherlands in 199 countries via international roaming agreements.

Tariffs

We render our mobile services as a postpaid or prepaid proposition. The postpaid structure combines a monthly subscription fee and traffic-based pricing for business market customers. Under our postpaid consumer offerings, we offer bundeled minutes at discounted rates per minute, committing the customer to a minimum quantity of minutes a month. Our prepaid proposition is mainly based on traffic-based pricing. Data services - like text messages and MMS - are charged on an events basis, wheras other data services - like i-mode and UMTS-services - are based on flat fees, traffic bundles or usage in megabytes.

In response to regulatory requirements, we reduced our MTA tariffs in January 2004, December 2004 and December 2005. The average text message retail price declined considerably in 2004 and December 2005. The average text message retail price decined cosiderably in 2004 with other retail prices for mobile services changing less dramatically. In 2005, we introduced the new web-only "Simyo" brand targeting customers who prefer limited mobile services at low tariffs and with low distribution costs.

Competition

Our competitors in the Dutch mobile market are Vodafone, T-Mobile and Orange. During the last two years, a growing number of MVNOs and service providers have entered the Dutch market; most of these resellers offer privately labeled mobile services. Some of these resellers have a direct contractual relationship with the customer, while in other cases resellers act as intermediary for KPN and Telfort, the latter ones being the customers' contractual parties. As a result of the Telfort acquisition, our revenue share generated through MVNOs and service providers has increased.

Brand strategy

We offer customers the possibility to choose between different propositions under separate brands - "KPN", "Telfort", "Hi" and "Simyo" - tailored to the needs of different customer segments. During the sales process, special attention is given to explaining the relevance of services to each individual customer.

The "KPN" brand targets both the consumer and business markets with a premium value brand. We believe KPN is offering best-in-class mobile services and - according to quality perception research - the best mobile network quality.

"Telfort" provides a branded portfolio as well as an extensive wholesale white label portfolio, offering mobile products in specific niche segments of the Dutch mobile market. The wholesale portfolio enables us to operate in market segments that cannot be reached through our branded propositions or which are uneconomic to reach on a branded basis.

"Hi" targets the more cost-conscious youth segment, an important growth market especially for data services. i-mode users are continuously encouraged to try new services, also through a hardware upgrade program for handsets with increased capabilities.

The "Simyo" brand is directed at customers preferring limited mobile services (voice and text messages only) at low tariffs and with low distribution costs; Simyo is only available via the Internet. Simyo is positioned as a smart and simple alternative.

Distribution and sales

In The Netherlands, we offer our services via third-party channels (e.g., T for Telecom and The Phone House), KPN-owned outlets (i.e., 91 Primafoon shops, 12 Business Centers, 12 Telfort shops and 60 Kral shops) and our direct-sales force. Since the end of 2005, we have also introduced 'kpn576", a new retail formula aimed at a young urban audience; 2 of the 20 planned kpn576 stores have recently opened their doors. Non-store channels are gaining in popularity and sales volumes. Wholesale services are provided to a few external service providers.

Licenses and coverage ratios

Our 2.5G-enabled network currently covers over 99% of the Dutch population (2004: 99%). The indoor coverage at year-end was 98%, which is the same as by the end of 2004. On December 31, 2005, we had 1,735 installed 3G sites, covering 250 cities or 72% of the Dutch population.

Under our UMTS licenses, we are obliged to cover all cities with over 25,000 inhabitants plus all highways and major connecting roads by January 1, 2007.

BELGIUM

The Belgian mobile telecommunications market offers growth opportunities for BASE, our mobile operator. We are the number three mobile telecommunications provider - serving 2.0 million customers as of December 31, 2005 (2004: 1.6 million) - with an estimated revenue market share of over 13% (2004: about 11%). Through our policy of combining distinctive and simple offers with tailor-made propositions for specific market niches, we have achieved a strong growth in our customer base, revenues and market share since the fourth quarter of 2003.

Products and services

We offer a portfolio of voice and data products and services directed at ease of use and supported by a clear tariff structure. We also offer product and services focused on specific market segments. Examples thereof are the "Ay Yildiz" proposition (for the Turkish-speaking community), our low-cost "Simyo" brand and a youth-oriented offer in co-operation with TV channel TMF.

As of December 31, 2005, we offer customers the possibility to use mobile telecommunications services outside Belgium in 186 countries via international roaming agreements.

Tariffs

We offer prepaid and postpaid propositions. The simplicity of the tariff structures and the possibility to opt for flat rates (EUR 7, EUR 14 or EUR 28) is characteristic for our offers. Postpaid propositions do not contain a fixed monthly subscription fee. Instead, customers buy a package with bundled minutes. In 2005, we introduced "BASE Unlimited", offering an unlimited amount of on-net calls for a monthly flat fee. i-mode customers pay fixed monthly fees excluding the subscription fees for specific content sites. In 2005, we also introduced the new web-only "Simyo" brand to Belgium, targeting customers who prefer basic mobile services at low tariffs and low distribution costs.

Competition

The other mobile operators in Belgium are Proximus and Mobistar. Shareholders of Proximus are Vodafone (25%) and Belgacom (75%). Orange holds a 50.37% equity interest in Mobistar. Proximus is the obvious market leader in Belgium - having over half of the market's revenues - with Mobistar as the runner-up at a clear distance. BASE, the third-largest provider, is the challenger in the Belgian mobile market.

Brand strategy

We have positioned BASE as our integrated network operator, distinguishing ourselves from the competition by 'Doing things differently'. To this end, we introduced a multi-brand strategy to better suit our services to specific customer segments. For certain segments, we teamed up with partners (for instance TMF).

Distribution and sales

Our products and services are available at well-known nation-wide retail chains like BelCompany, The Phone House, Expert, Carrefour, Mediamarkt and Cora as well as at our BASE shops and web channels. Currently, we operate 43 BASE shops.

Licenses and coverage ratios

Our 2.5G-enabled network currently covers over 99% of the Belgian population (2004: 99%). The indoor coverage at the end of the year was over 97%, a slight improvement over 96% at the end of 2004. During 2005, we decided to further enhance our 2.5G-enabled network by installing EDGE technology, a technology that provides high-speed bandwidth based on the GSM infrastructure, enabling features formerly only available based on UMTS technology. The expectation is that the EDGE rollout will be completed by the middle of 2006.

The minimum UMTS rollout requirement under our UMTS license is 30% by the end of 2005; BiPT may measure the actual UMTS coverage during 2006.

Other activities

During the year under review, our other activities included our international participations (Xantic, PanTel, Infonet and EuroWeb), KPN Retail (Primafoon stores and Business Centers), KPN Sales and Corporate Center (support functions). Our Corporate Center mainly provides group internal services.

EuroWeb International Corp.

In February 2005, we reached an agreement on the sale of our remaining interest in EuroWeb, a company which provides telecommunication solutions to the Central European corporate market via the Internet. EuroWeb clients include Central European governments, multinationals, insurance companies and various media enterprises. The sale involves two tranches of which the first occurred in 2005. It is expected that the second tranche of the sale will be completed during 2006.

KPN Retail

Primafoon shops and Business Centers are retail stores where KPN's products are sold. The shops sell telephones, mobile and fixed communication solutions as well as KPN TV and for example personal computers and fax machines. In November 2005 we acquired assets from the bankrupt photo chain Kral. This transaction will enable KPN to expand its distribution strength by adding some 60 retail outlets, taking KPN's total number of outlets in The Netherlands to over 160.

Xantic

We held a 65% interest in Xantic (the other 35% was held by Telstra Australia). Xantic is a leading satellite communications provider, delivering high-level information and communication technology and services for the business-to-business environment. Xantic delivers mobile satellite communication services at sea and on land, software and consultancy for the shipping industry, broadband services, broadcast and IP services via satellite transponders and hosting and outsourcing services.

As per February 14, 2006, KPN and Telstra have transferred their total holdings in Xantic B.V. to the Canadian Stratos Global Corporation.

Infonet Services Corp.

We sold our 17.9% stake in Infonet Services Corp. to British Telecom on February 25, 2005.

PanTel

On February 28, 2005 we sold our 75.19% interest in PanTel, Hungary.

Property, plant and equipment

Telecommunication services depend upon a core network for the transfer of data or voice information. The ongoing growth in bandwidth and services require continuous development in design and capabilities. Our existing fixed and mobile infrastructures and our development plans are described below.

Fixed networks

The fixed network can be described in two dimensions: on the one hand the network infrastructures (access networks and the backbone networks) which enables services and on the other hand the service layers (voice, video and data), that are operated on the network infrastructures. In addition to the national network infrastructure and service layers, KPN owns an international network infrastructure and service layers.

NATIONAL FIXED INFRASTRUCTURE
Access networks

Our access network consists in principal of twisted pair copper. This enables us to provide nearly all of the eight million Dutch homes with two pairs of copper wire in the access network. Despite the continuing migration to mobile-only solutions, at December 31, 2005, over 70% of the Dutch households were actively connected(1) to our access network.

At December 31, 2005, 251 CityRing areas (in 107 concentration points), forming our CityRings network, and about 347 other access areas were connected by fiber. Fiber access generally permits transmission rates in excess of 155 Mb/s. The fiber network is partly upgraded to 1 Gb/s and 10 Gb/s C/DWDM/Ethernet technology. These fiber networks are used to offer services to large business costumers.

In certain cases, wireless transmission systems are used in the access network (for example, as backup or if fiber access is not available). By the end of 2005, approximately 400 wireless transmission systems had been deployed in the access network. At hotspot locations broadband Internet access is provided using WiFi. By the end of 2005, over 600 HotSpots were operational and the use of the service grew by 100% - 300% per individual location compared to 2004. In cooperation with NS (Dutch railways) we built WiFi HotSpots in the major railway stations and we introduced operational HotSpots in moving trains. In 2006, KPN acquired Attingo B.V., the only provider of public Internet and business communication services at Amsterdam's Schiphol airport. In 2005 KPN has acquired two frequencies in the 26 Ghz Wireless Local Loop frequency band which can be used as a line of Sight point-multipoint access technology.

Backbone networks

Our backbone networks facilitate voice, video and data traffic between access points. The backbone can be divided in the Lambda DWDM-network (fiber optic backbone), Hirka SDH-network (traditional backbone), dedicated service-related networks and several long distance CityRings (fiber).

The average usage levels of our networks are summarized in the following table:

Average usage level	2005	2004	2003
Lambda DWDM (fiber optic backbone)	72%	65%	53%
HIRKA SDH (traditional backbone)	69%	67%	61%
CityRings	18%	17%(1)	17%(1)

¹restated figures due to new definition of CityRings, which now defines all fiber infrastructure as part of the access network.

The traditional backbone (Hirka) has a maximum network capacity of 155 Mb/s. To accommodate the fast growth in demand for high-speed transmission, defined as 155 Mb/s and higher, KPN has implemented a fiber optic network with synchronous digital hierarchy (SDH) and dense wavelength division multiplexing (DWDM)-based transmission technology. This fiber optic (Lambda) network became operational in 2000. As of the end of 2005, about 180 locations are interconnected with 10 Gb/s transmission routers and 270 locations will be interconnected with 2.5 Gb/s transmission routers. Each of the access areas is connected to the transmission backbone network at two separate locations to ensure continuity.

The development and rollout of cost-efficient infrastructures relies on the technically advanced MPLS (multi-protocol label switching) infrastructure, which is based on fiber techniques and suitable for advanced DSL type of services as well as broadcast IP-TV services. This network is fully integrated with our Ethernet network. This infrastructure builds upon the Lambda infrastructure interconnecting various Metro rings across the country using 1 Gb/s and 10 Gb/s fiber-optic infrastructures. Moreover, this core infrastructure is used to interconnect regional Ethernet and IP access nodes.

SERVICE LAYERS OF OUR NATIONAL NETWORK INFRASTRUCTURE

The service layers on our core infrastructure networks are comprised of switched voice, video and data network services. Service edges connect the Access Network to our Backbone.

Switched voice networks

Our public switched telephony network (PSTN) and ISDN network in The Netherlands consist of approximately 1,350 local exchange areas and 2 x 20 trunk exchanges connected by a long-distance transmission network. Our network is also connected to other operators' networks.

Our telephony network is designed and engineered to have general availability with internal blocking and outages during peak hours below 1% end-to-end, as measured on a yearly basis.

(1) By our retail access propositions

Data networks

The switched data networks consist of FR/ATM and Ethernet networks.

FR/ATM networks

We operate a frame relay (FR) network, known as Natvan, to provide a large number of data services for:

  the backbone infrastructure that supports the KPN dial-in network from 20 dial-in PoPs (Points of Presence) to the ISPs;

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

Ethernet network

KPN’s Ethernet is the most recent national network infrastructure KPN currently has deployed in The Netherlands. This advanced network is based upon a switched native Ethernet infrastructure, using either dark fiber or C/DWDM (dense wavelength division multiplexing) as underlying infrastructures. Within this network, Ethernet interfaces up to 10Gb/s are in use. The Ethernet network is fully integrated with KPN’s new national core MPLS (multi-protocol label switching) infrastructure.

INTERNATIONAL NETWORK INFRASTRUCTURE

The international network infrastructure can be divided in three major networks: transmission, voice and data networks.

International voice networks

For the provision of international wholesale voice services we operate an international transmission network (in consortia) that includes land and submarine cables as well as satellite transmission systems, which, based on management estimates, directly connects approximately 400 telecommunication operators worldwide. The network is partly circuit switched and partly based on IP trunking technology with a flexible capacity. Its main international switches are located in The Netherlands. In addition, we have eleven points of presence in Europe (Frankfurt, Paris, London, Brussels, Milan, Madrid, Zurich, Copenhagen, Lisbon Vienna, Warsaw) and four further points of presence outside Europe: one in Hong Kong, one in Miami, one in Singapore and an exchange point in New York.

International data networks (EuroRings)

The KPN EuroRings transmission backbone is based on KPN-owned and maintained Fiber, SDH and C/DWDM technology in The Netherlands, Germany, France, Belgium, the United States (New York) and the United Kingdom. In addition, KPN has provided access nodes over almost 20 European countries using leased infrastructures based on either 2.5Gb/s wavelength rings or protected SDH circuits. For access in the various countries KPN uses DSL, Leased line and/or Fibre technology. Other regions are connected and served via the use of partners (for example Singapore Telecommunications).

Services that we deliver on these networks include MPLS-VPN, ATM, IPT, IPLC, SDH, Wavelength, Dark Fiber, Fiber Channel.

IP/MPLS

KPN is running a European IP backbone, using more than 200 IP/MPLS (multi-protocol label switching) devices, making this infrastructure one of the largest IP infrastructures in Europe. It covers all major business centers and international Internet exchanges and assures quick access to the USA via multiple dedicated high-speed connections. Based on the MPLS network the KPN EuroRings MPLS VPN service offers an industry leading network solution for corporate clients, providing a reliable and secure environment with guaranteed quality of service including real time class of service. In 2004, KPN and Singapore Telecommunications (SingTel), Asia’s leading communications group announced a significant expansion of their IP-VPN MPLS network coverage through a partnership agreement. The interconnection of both carriers’ IP-VPN MPLS networks enables SingTel and KPN to leverage each other’s extensive networks in their respective markets in Asia Pacific and Europe. In 2005 KPN and Telefónica signed an agreement to enable the interconnection of their IP-VPN MPLS networks. This agreement will enable KPN and Telefónica to increase international coverage in almost all of Latin America and Europe. In 2005 KPN introduced International Ethernet Services which are seamless with the national service offering. The services offered can range from a totally managed solution to pure basic bandwidth services. In addition, KPN's offer will include services like Remote Access, Security Solutions, Housing and Hosting. Furthermore, KPN now has, together with its European partners (e.g., Arcor, BT, Codenet, France Télécom), deployed DSL-based access networks in five European countries.

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

Development of the Fixed Networks

As part of our strategy to achieve a leading position in the broadband market and develop new communication services, we are rolling out services and networks based on IP and broadband. We expect that IP and broadband will become dominant and mainstream within the industry and will take over all current services and networks. We develop and upgrade our network to enable us to introduce new IP and broadband services.

Next to the traditional transmission networks SDH and ATM, we have introduced within the last few years very high capacity transmission networks. The C/DWDM fibre backbone is recently upgraded and will this year be extended to more nodes in our network. The data networks IP-MPLS and Ethernet, first primarily used for business connectivity services, is now becoming the new high capacity transport network. In the reporting period Ethernet was rolled out to more than half of The Netherlands to support new consumer broadband services like IP-TV that will become available from 2006 on. In the coming years Ethernet will replace the SDH and ATM networks and IP-MPLS will replace the traditional data networks like Frame Relay. This will lead to both the ability to offer new broadband services to customers and reduce the operational costs of the core transmission networks.

With the introduction of VoIP and IP Television, we implemented two new IP services networks, the IMS-based platform and TV-middleware. These service platforms are independent of the underlying transmission and access networks and will in the mid-term meld together into one new services environment. This will enable us to offer converged services: fixed-mobile, voice-tv-Internet, and new business applications like security and a national victim tracking system.

We have recently upgraded our broadband DSL network to ADSL2+ in 70% of The Netherlands, with which we now offer Internet access services of up to 12 Mb/s. By the end of 2005 we have trialed new television and video services on the even higher capacity VDSL access network. Next to that we increasingly deploy Fibre to the Office to the business market and we are conducting trials for Fibre to the Home in consumer households.

During the course of 2006 we will start rolling out Fibre to the Home in newly built areas. We will also start extensive pilots with the newest access technologies that support both broadband services like VDSL2 and narrowband services like PSTN and ISDN. If these pilots are successful, we will be able to replace the current broadband nodes and telephony switches in the coming years, leading to both new services and a fundamental streamlining of the access and backbone networks.

Since telephony traffic in the fixed network is declining due to mobile only use and Voice over IP, we are minimizing the investments in the telephony network. If the above mentioned pilots on the newest access technologies are successful, we will transfer the remaining telephony customers from the telephony switches to these new multi-service access nodes over the next few years.

Mobile networks

DEVELOPMENTS

In addition to the current second-generation (2G) networks based on GSM technology, an entire range of mobile data technologies is emerging to support the need for mobile and online usage. Our strategy is to benefit from the increasing demand for mobile data services. We offer our customers secure mobile data services solutions regardless of the access technologies applied. We are in the process of deploying our third-generation (3G) UMTS networks. Supplementary to these access technologies, we offer customers convenience through WiFi (Wireless LAN). We will continue to invest in our GSM network to maintain or improve quality and coverage, while providing sufficient voice and data capacity. Our GSM network is 2.5G enabled.

Mobile broadband technologies (e.g., EDGE and UMTS) offer three advantages over narrowband technologies that we expect to be crucial for our future success:

  increased speed: enriching our current services and making these more user friendly, such as video-like services;

  larger data volumes: enhancing the number and types of services (e.g., pictures, clips, sounds, radio) and rendering them more useful (applications for business users); and

  improved data service quality: making guaranteed throughput and quality possible rather than 'best-effort' services.

Our end-user oriented strategy to be 'always best connected' means we wish to provide customers with the best available network capabilities for the specific services requested and in the most cost-efficient way. Boundaries between networks are blurring. Most of our services (voice and messaging) will run with nation-wide coverage on any technology, although some (e.g., video telephony) depend on real-time high speeds and will therefore only work in geographic areas equipped with broadband networks. When all technologies are available in a certain geographic area, we make every effort to use the network capacity as efficiently as possible to keep investments and operational cost low. We expect that this will allow for competitive retail pricing that benefits our customers.

ROLLOUT

The current network rollout is focused on achieving a maximum synergy between GSM/GPRS, EDGE and UMTS, for instance with respect to infrastructure and transmission. Reutilization of 2.5G-enabled infrastructure in certain areas may provide a substantial part of the basic EDGE and/or UMTS infrastructure. Nokia and Ericsson are our EDGE and UMTS network suppliers in Germany, The Netherlands and Belgium.

We intend to comply at least with the minimum regulatory rollout requirements and are prepared to accelerate the rollout, if and where commercially attractive.

By the end of 2005, the conditions to the German and Belgian UMTS licenses required us to reach minimum UMTS coverage rates of 50% and 30%, respectively. The German and Belgian telecommunication regulators (Bundesnetzagentur and BiPT) may measure the actual UMTS coverage in their countries during 2006.

Germany

During recent years, we directed our efforts at increasing the quality and coverage of the GSM/GPRS network. We believe our network coverage is now at a competitive level. With the innovative Ultra High Sites concept (using tightly bundled sites located at a height of over 100 meters), we were able to increase the speed of our UMTS rollout. At the end of 2005, we had over 5,600 UMTS base stations covering 51% of the German population, including all cities of over 300,000 inhabitants.

The Netherlands

Our 2.5G-enabled network consistently scores highly on quality, reliability and coverage. Recent surveys show especially high scores on indoor coverage compared to competitors. We began the rollout of our UMTS network in 2003, while commercially launching UMTS services in the second half of 2004. By the end of 2005, we had installed 1,735 UMTS sites, covering 250 cities or 72% of the population.

With the acquisition of Telfort, we currently own and operate two 2.5G networks and one 3G network; a second 3G network is under construction. It is an important goal to reach synergies on operational costs, and we are focusing on the networks. We are currently evaluating the best scenario for integrating parts or all of the 2.5G networks and to concentrate our 3G investments. Until final decisions are made, the KPN and Telfort networks will continue ' as is', with no changes in terms of assets, licenses or use of spectrum.

Belgium

In 2005, we further increased the quality and coverage of our 2.5G-enabled network by adding about 160 GSM base stations. During 2005, we decided to further enhance our 2.5G-enabled network by installing EDGE technology, a technology that provides high-speed bandwidth based on the GSM infrastructure, enabling features formerly only available based on UMTS technology. The expectation is that the EDGE rollout will be completed by the middle of 2006.

In September 2003, the technical launch of our UMTS network took place. The minimum UMTS rollout requirement under our UMTS license was 30% by the end of 2005; BiPT may measure the actual UMTS coverage during 2006.

FACTS AND FIGURES

The tables below show the number of active base stations as of December 31, 2005, the average network usage as well as the coverage ratios of our networks as of year-end 2005:

Active base stations	Germany	Netherlands 1)	Belgium 2)

2.5G sites	15,884	3,918	2,309
3G sites	5,610	1,735	-
Total sites	21,494	5,653	2,309

Average network usage	Germany	Netherlands 1)	Belgium

Usage (in %)	43%	81%	38%

Network coverage ratios	Germany	Netherlands 1)	Belgium 2)

2.5G network
Outdoor - as % of population	99%	>99%	>99%
Outdoor - as % of area	96%	99%	99%
Indoor - as % of population	79%	98%	97%

3G network
Outdoor - as % of population	51%	72%	N/A

1) The figures mentioned concern KPN Mobile The Netherlands, excluding Telfort

2) Though BASE did invest in 3G assets during 2005, no 3G sites are active yet as the UMTS network has not been commercially launched.

Properties

KPN holds 1,823 buildings as of December 31, 2005, the majority of which are owned freehold and located principally in The Netherlands. Approximately 1,800 of our buildings house telephone and data transmission network equipment, which cannot readily be adapted to alternative uses. The remainder of the properties comprises offices, shops, storage facilities, residential properties and buildings for other miscellaneous uses.

Back to content

Research and development

On January 1, 2003, the Dutch Organization for Applied Scientific Research (TNO) acquired the research and development activities of KPN and placed it with TNO Telecom. TNO Telecom and KPN entered into a cooperation agreement, under which we have agreed to annual purchase commitments.

We intend to continue to benefit from the telecommunication and technology expertise of TNO Telecom in order to support the technological innovations required for our business. Measures have been taken to obtain the critical mass for mid- and long-term projects carried out by TNO Telecom. In 2005, we extended the cooperation agreement with TNO for one year until December 31, 2009. The total remaining commitments until December 31, 2009 amount to EUR 57.3 million.

Our research and development expenditures with TNO Telecom in 2005 totaled EUR 20 million (2004: EUR 24 million).

Back to content

Intellectual property

Our current portfolio of intellectual property rights consists of approximately 100 registered core trademarks and 395 patent families. We continue to invest in the growth of our intellectual property rights portfolio, among others through our spending on Research and Development. We take the necessary steps to protect these rights and we generate value from these rights where appropriate. Some of these patents are essential for the commercial exploitation of telecommunication technology and services. A number of suppliers have entered into license agreements with us related to these patents. To protect these rights, we currently rely on a combination of patents, trademarks, service marks, trade secrets, copyrights, database protection, confidentiality agreements with our employees and third parties and protective contractual provisions.

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

Back to content

Regulatory developments

Regulatory highlights 2005: market analysis

In The Netherlands, OPTA finalized the analysis of the Dutch telecom markets in 2005. On November 14, OPTA published the decisions on the markets for mobile access and call termination on individual mobile networks. On December 21, 2005, OPTA published the decisions for the markets for fixed telephony, leased lines and broadband. These decisions are in force as from January 1, 2006. OPTA has concluded that several remedies must be applied to KPN, in markets where KPN is found to possess 'significant market power'. The decisions on the cable TV markets are expected to be published in 2006. These decisions will also be of relevance to KPN. In the following paragraphs, the main impact of OPTA's decisions is described.

In Belgium and Germany regulation of mobile call termination is also expected to be regulated. In Germany, currently the details of the regulation have not yet been decided upon. In Belgium, the regulator started the consultation process on its draft analysis of the markets for call termination on individual mobile networks on February 7, 2006. Under this draft analysis, the regulator proposes to also regulate BASE's MTA tariff and to subject BASE's current MTA tariff to a gradual reduction in the period between July 2006 and July 2008. As the consultation process is currently ongoing, no final decision has yet been taken by the regulator.

Market analysis mobile telephony The Netherlands

In The Netherlands, OPTA decided to no longer require KPN Mobile to offer special access to other market participants. OPTA found the mobile market to be competitive and decided that mandatory access is no longer justified. This means that KPN Mobile can negotiate with seekers of access on an entirely commercial basis.

OPTA also decided that all mobile operators - and Tele2 as an MVNO - have significant market power in the mobile call termination markets on individual networks and imposed cost-based regulation on the mobile terminating access (MTA) tariffs. The mobile operators and Tele2 have to reduce their MTA tariffs in three equal steps towards ultimately a cost level as of July 1, 2008. This cost level will be based on a Long Run Incremental Cost system to be developed by OPTA (which contracted Analysys as its consultant), which is expected before the summer of 2006. In principle, all mobile operators will have the same mobile terminating tariff from July 1, 2008, except for cost differences resulting from different frequency allocations (GSM 900 / DCS 1800). OPTA has decided that the networks of KPN Mobile and Telfort must have the same level of MTA tariffs from July 2006 on because both networks belong to the same company. KPN has appealed against this decision. Under the current Telecommunications Act, the Trade and Industries Appeals Tribunal will handle this appeal in one instance.

Beginning 2006 the European Commission announced that it would investigate the possibilities to directly regulate the international roaming tariffs.

Market analysis fixed telephony, broadband and leased lines in The Netherlands and resulting regulation from January 1, 2006 onwards

Fixed voice telephony: access and calls

KPN has significant market power on the retail and wholesale markets for access and for national calls. Tariff regulation, accounting separation, non-discrimination and transparency requirements are the imposed remedies. The market for international calls is competitive.

Price cap

The retail tariffs for telephone lines are subject to a price cap system. This means that the tariffs have to be below a maximum set in advance by OPTA. This price cap is initially set at the current tariff level. From the moment our wholesale line rental (WLR) offer is accepted by OPTA, we will be able to raise our tariffs in line with inflation correction.

Price floor regulation

OPTA has decided that retail call charges remain subject to ex ante regulation. OPTA maintains price floor regulation for calls to prevent KPN from undercutting its competitors in an anti-competitive way. OPTA developed a new price floor for the retail call charges on the basis of the tariffs of the relevant wholesale inputs from the KPN network. A retail tariff package should recover its incremental costs based on the tariffs of the required wholesale inputs plus the relevant incremental retail costs. In addition, retail revenues should cover the total integral costs on each of the relevant markets on a yearly basis, while the resulting retail return on sales in each market is required to be at least 5%. OPTA has introduced a new procedural system where new tariffs do not need to be approved ex ante by OPTA but will remain subject to ex-post price control. Under the new system, KPN will have more flexibility to respond to competitive developments. Flat fee offers will be possible in the new system. OPTA also introduced a specific price floor regime for bundles of fixed telephony services with unregulated services.

Regulation of Voice over Broadband (VoB)

OPTA has ruled that price floor regulation should also apply to KPN’s retail VoB. No further retail or wholesale regulation is applied to VoB other than a price cap on the wholesale IP call termination charges. The price floor is set such as to reflect the economic advantages of providing voice telephony on a broadband network compared to a traditional PSTN network. KPN expects to appeal OPTA’s decision regarding the price floor regulation before the Trade and Industry Appeals Tribunal on the ground that there is fierce competition for these services and that entry barriers are low.

Segment of business users within the fixed telephony markets

OPTA applies ex ante price cap and price floor regulation including non-discrimination and transparency requirements also for tariffs for business users. KPN expects to appeal this part of the decision because the intensive competition between KPN and other telecom suppliers for corporate and business customers is not taken into account by OPTA and ex ante retail regulation is not justified in this segment.

International telephony

OPTA has decided to no longer regulate the market of international telephony. As from January 1, 2006, the tariffs of international telephony are no longer regulated by OPTA in any way.

Wholesale call origination, transit and call termination

OPTA intends to impose a three-year wholesale price cap for the wholesale services on almost all wholesale markets, taking into account as far as relevant an efficiency benchmark with US Telephony operators. Furthermore the remedies non-discrimination, transparency - including in most cases a reference offer - and accounting separation are imposed on the wholesale markets as well.

The wholesale price cap will not be applied to inter tandem conveyance services and transit services between networks. Price floor regulation will be in force for inter tandem conveyance services, whereas the tariffs for KPN’s transit services between networks have to be non-discriminatory as from January 1, 2006. OPTA has decided that price differentiation is anti-competitive in the transit market and that the tariff schemes for transit services that we offered in the past have to be withdrawn. KPN does not agree with this view and believes that the direct interconnection between parties and alternative transit operators provide significant competition. We intend to lodge appeal proceedings with the Trade and Industry Appeals Tribunal.

Resale of the telephone access line

OPTA requires KPN to allow Carrier Pre-Select (CPS) providers to rent telephone access lines (PSTN and ISDN-2) on wholesale terms from KPN and resell the lines to customers, providing a single bill that covers both line rental and telephone calls. This is also known as wholesale line rental (WLR). The WLR tariff is to be based on a retail minus rule meaning that the tariff of WLR will be based on the retail tariffs of KPN's PSTN and ISDN1 and -2 service minus certain retail marketing costs of KPN. The WLR service is to be developed in an industry group starting in the first half of 2006.

Wholesale broadband access

OPTA distinguishes a market for wholesale broadband access of high quality as opposed to a market for wholesale broadband access of standard quality. High quality wholesale broadband access is used in particular as a building block to supply data communication services to multi-site business customers, while standard quality wholesale broadband access is used in particular for broadband Internet access and combined VoB/Internet access packages for the benefit of residential users.

OPTA has decided not to change the regulatory situation, which was in force prior to the implementation of the new regulatory framework. Standard quality wholesale broadband access is not regulated since KPN is found not to possess market power; for high quality access though, KPN was found to possess market power to a certain extent and therefore this bitstream service has to be offered on a non-discriminatory basis.

Leased lines

OPTA has decided that retail leased lines of 2 Mb/s capacity should no longer be regulated since market analysis showed KPN no longer has significant market power as was already concluded for all services upwards 2 Mb/s; OPTA introduced retail price regulation for analogue lines as well as for digital leased lines up to but not including 2 Mb/s. The price regulation consists of a price cap system.

The regulation for termination segments of leased lines with a capacity higher than 2 Mb/s has been withdrawn. However, KPN may only terminate existing contracts subject to nine months' notice. Termination segments of leased lines up to 2 Mb/s are regulated under the wholesale price cap regime.

The market for trunk segments of leased lines is competitive and not regulated anymore.

Regulation Fixed telephony and leased lines in The Netherlands

Under the regime which was in force prior to the implementation of the new regulatory framework as from January 1, 2006, we were required to charge cost oriented prices for fixed public telephone services, consisting of telephone lines, local telephone calls, national telephone calls, fixed-to-mobile telephone calls, standard telephone directory listings and the directory enquiry services. Since July 1, 2002, the determination of cost-oriented prices was made through a system of safety caps. Under this system, the prices of telephone lines, local telephone calls, national telephone calls and fixed-to-mobile telephone calls are allowed to increase only with the rate of inflation. For the period from July 1, 2004 through July 1, 2005, inflation has been pegged at 2.1%, and for the period from July 1, 2005 through July 1, 2006 at 1.2%. In 2005, we did not raise our one-off and recurring charges for telephone lines, or our minute prices for traffic.

On November 28, 2005, OPTA announced to impose a fine of EUR 17 million on us following the conclusion of its investigation into discounts given to certain fixed telephony business customers. We will not appeal this decision. Furthermore, without admitting any liability and with the sole purpose of ending a potentially protracted and damaging dispute, we have offered EUR 18 million to competitors, which offer has been accepted. OPTA has taken this offer into account in determining the fine. On October 11, 2004, we informed OPTA about the discounts while the Supervisory Board's Audit Committee, with the full support of KPN's management board, launched an independent investigation. The outcome of the independent investigation was published on December 22, 2004, and confirmed KPN's earlier estimates that the value of the discounts in question was approximately EUR 20 million in aggregate, paid over the period 2003 and 2004. Since that time, KPN has significantly strengthened its internal controls and compliance procedures, started an intensive employee training program and has appointed a compliance officer.

In connection with the fixed terminating access ('FTA') fees of other fixed operators (not designated by OPTA as having significant market power) OPTA announced a policy change in July 2004 in the way in which our retail tariffs for off-net calls to other fixed operators are tested against the requirement of cost orientation. Effective immediately, our fixed-to-fixed off-net tariffs are no longer considered to be cost-oriented if the FTA fee included in the tariff exceeds the maximum fair fee set out in OPTA’s April 2003 policy guidelines (based on so-called delayed reciprocity, i.e. linked to KPN's FTA rates three years back). In spite of these guidelines, which are the subject matter of various disputes and appeal proceedings, Versatel applies FTA tariffs that are higher. As a result of said policy change we are no longer allowed to pass on the excess amount to our retail customers. OPTA withheld its required consent to a proposed increase of our end-user prices for calls destined for the Versatel network that would have mirrored the FTA fees of Versatel, which are in excess of the maximum fair fee, which we appealed. In June 2005, the Trade and Industry Appeals Tribunal upheld OPTA's policy guidelines and rejected KPN's request for strict reciprocity. At the same time, the Tribunal upheld Versatel's appeal because OPTA had provided insufficient arguments as to why Versatel was not entitled to the exceptional provision in the guidelines allowing for even higher FTA fees if justified by higher costs. OPTA advised that no indication could be given as to when a new decision will be taken on this matter.

On July 16, 2004, OPTA issued a decision imposing a EUR 225,000 fine on KPN alleging that we had intentionally violated the non-discrimination principle by allowing Carrier (Pre)Select (CPS) providers access to less telephone number information at a higher price than KPN's own retail organization. In July 2005, the Rotterdam District Court quashed OPTA's decision on the grounds that access to telephone number information is not part of our CPS obligations. Therefore, the non-discrimination principle contained in the Telecommunications Act is not applicable and OPTA had no power to impose the fine on KPN. OPTA has appealed this judgment to the Trade and Industry Appeals Tribunal. The hearing is scheduled for March 8, 2006.

Interconnection

Under the regime, which was in force prior to the implementation of the new regulatory framework as from January 1, 2006, the prices we charged competitors for the use of our fixed network must be cost oriented. Our charges were reviewed once a year and, no later than July 1 each year, OPTA assessed the prices for the coming twelve months. The cost basis deemed to exist for a hypothetical efficient operator was used as the yardstick for cost oriented prices for the terminating access service. This cost basis has been modeled on the ‘Bottom-up Long Run Incremental Costs’ (BU-LRIC) cost allocation model. Our actual cost basis was taken as the criterion for prices for originating access services (special access) and unbundled access services. The Embedded Direct Cost (EDC) model was used to allocate these costs.

As regards the tariffs that apply for the period starting on July 1, 2004, OPTA decided on a transitional regime based on the cost allocation systems (EDC VI and BU-LRIC III) approved by OPTA. This transitional regime will remain in force until the new legal framework takes effect. The outcome of this transitional regime is acceptable to us, but not to Tele2 and ACT who have filed objections. Most of their arguments, such as the non-regulation of our tariffs for transit services, had been put forward on earlier occasions (and dismissed by OPTA), but new objections have been raised against the fact that OPTA has not distinguished between terminating/originating access tariffs to/from PSTN/ISDN connections and terminating/originating access tariffs to/from VoDSL connections, as well as against the fact that OPTA has not applied cost orientation to the tariffs for Bitstream access. All of these objections have been dismissed by OPTA. Tele2 and ACT have appealed this decision. The hearing is scheduled for May 18, 2006.

Within the context of appeal proceedings against OPTA's decisions to approve KPN's cost allocation systems for the periods 1999/2000, 2000/2001, 2001/2002 and 2002/2003, several market parties put forward a number of grounds for appeal, most importantly against OPTA's decision not to impose an obligation for cost orientation on KPN's tariffs for transit and inter-region connect services. In addition, Tele2 claimed that KPN's charges for originating access should also be based on the BU-LRIC cost allocation system. On December 23, 2004 the Rotterdam District Court decided that, although OPTA has discretionary power to distinguish between different cost allocation systems tailored to certain market characteristics, OPTA had no power not to instruct KPN to submit for approval a cost allocation system for transit and inter-region connect services. As regards Tele2's claim, the Court decided that OPTA had insufficiently motivated why - after its earlier announcement that the EDC model did not meet the requirements - it had decided to continue to use the EDC model rather than the BU-LRIC model as the cost allocation model for originating access services. The Court ordered OPTA to take a new decision. Both OPTA and KPN have lodged an appeal to the Trade and Industry Appeals Tribunal. Judgment is pending. The case was heard on January 25, 2006. The Tribunal is expected to pass judgment within six weeks of the hearing. This period may be extended however.

In May 2005, the Trade and Industry Appeals Tribunal rejected our appeal against OPTA's decision on our IP and data networks IND/UDS, arguing that we are not allowed to charge other operators transit fees for reaching our IND/UDS networks because these networks are part of our fixed telephone network. The impact of this judgment is that we have to pay back the transit fees paid by other operators, although the Tribunal stresses that we may recover the cost for the IND/UDS networks through an increase of our termination fees.

Carrier (Pre)Selection (CPS) is currently available for four types of calls: local, national, fixed-to-mobile, and international calls. Tele2 has filed a request with OPTA to settle a dispute between Tele2 and KPN, requesting OPTA to impose on KPN the obligation to include non-geographic calls (to all existing and future non-geographic numbers) in the list of calls for which CPS is available. In our statement of defense we have pointed out that KPN cannot comply with Tele2's request without infringing its statutory and contractual obligations towards the service providers offering their services via non-geographic numbers to our customers on the basis of special access to the KPN network, and emphasized the necessity to consult these service providers before any decision can be taken. However, on December 23, 2004, OPTA ruled in favor of Tele2. In December 2005, the Trade and Industry Appeals Tribunal dismissed our appeal.

Unbundled access

We are required to provide our competitors (on the same basis as our own services and our associated companies) with full and shared unbundled access to our local copper loops on fair, transparent and non-discriminatory terms and at cost-oriented prices. We must also allow a new entrant to co-locate its own network equipment. We are engaged in legal proceedings against OPTA's interventions in our periodic co-location charges (rent and electricity). In August 2005, the Rotterdam District Court dismissed our appeal that argued the tariffs determined by OPTA were not cost oriented because they are not based on a cost allocation system. As regards the rent per square meter, the Court decided, however, that OPTA had wrongfully failed to distinguish between industrial premises in business and residential areas. OPTA has appealed this judgment.

In its December 19, 2003 decision, OPTA imposed a EUR 90,000 and a EUR 180,000 fine on us for allegedly violating the obligation to charge cost-oriented prices and the prohibition on discrimination in providing unbundled access to competing providers of DSL services, respectively. We have submitted a notice of objection to this ruling, which was rejected by OPTA in May 2004. We have appealed this decision before the Rotterdam District Court, but without success, and we have now brought appeal proceedings to the Trade and Industry Appeals Tribunal. The case will be heard on March 8, 2006.

In July 2005, the Rotterdam District Court quashed OPTA's March 2003 decision to impose a EUR 375,000 fine on KPN for allegedly violating the prohibition on discrimination in providing unbundled access to KPN's business unit that offers DSL services and to competing providers of DSL services. The business unit allegedly had access to information on KPN subscribers that allowed it to place orders for unbundled access lines easier and more accurately. OPTA held this to be at the disadvantage of competing operators because they lacked the same details. According to the Court, however, the helpdesk facilities offered by KPN to its competitors to help them to "clean" rejected orders is sufficiently equivalent to the facilities used internally, provided the information is made available within a reasonable period of time. If the required information is made available within one day - as KPN stated during the court session - then there is no undue advantage for our internal business units. The Court referred the case back to OPTA, instructing OPTA to investigate the helpdesk facilities offered by KPN and to take a new decision taking the court's judgment into account. OPTA has lodged an appeal with the Trade and Industry Appeals Tribunal. The hearing has not been scheduled yet. OPTA informed us that it will defer a new decision on this matter pending the outcome of the appeal proceedings.

Mobile telecommunications - International Roaming

The market for international roaming has been under investigation by the European Commission since 1999 with an initial sector inquiry resulting in a working document in December 2000 and unannounced inspections of the offices of mobile network operators in the United Kingdom and Germany, including E-Plus, in July 2001. The Commission said it was seeking evidence of collusion and/or excessive prices in relation to both retail and wholesale roaming charges, and the Commission has subsequently sought, or been provided with, additional information about roaming charges. In July 2004, the Commission sent so-called Statements of Objections to Vodafone UK and O2 UK, in which these parties were accused of abusing their dominant positions on the market for wholesale international roaming, by charging excessive tariffs (so-called Inter Operator Tariffs, or IOT). In February 2005, in a similar investigation in the German market the European Commission sent statements of objectives to T-Mobile Germany and Vodafone Germany. Hearings in these cases were held during the summer of 2005, but no decision has been made public.

One of the markets defined in the Recommendation under the new European regulatory framework to be investigated by NRAs is the wholesale international roaming market. In December 2004, all NRAs of the European Union, Norway, Iceland and Liechtenstein sent out a harmonized questionnaire to all operators. Based on the first analysis of the information, the European Regulators group published a common position on wholesale international roaming in May 2005. The NRAs of Member States will evaluate the national markets based on this common position, but it is still very uncertain if any of the NRAs will impose obligations upon their national operators.

Mobile telecommunications - Germany

On May 19, 2004, 01081 Telecom AG submitted a formal request to the telecommunications regulator for interconnection with E-Plus' GSM network, because it was not prepared to accept the MTA tariffs offered by E-Plus (EUR 0.149 as from December 15,

2004 and EUR 0.124 as from December 15, 2005). On September 20, 2004, the regulator decided that E-Plus is obliged to interconnect 01081 Telecom AG's network. On December 28, 2004, the regulator determined in a separate procedure the 2005 MTA tariffs to be EUR 0.149 in line with our tariffs, which decision is being challenged by 01081Telecom AG.

In spring 2005, the German telecommunications regulator Bundesnetzagentur started a consultation on E-GSM frequencies. Until the end of 2004, military services had exclusive use of those frequencies. E-Plus was involved in the consultation procedure. On November 30, 2005, the Bundesnetzagentur published its adopted GSM concept. The concept foresees that E-Plus and O2 should be allocated E-GSM-frequencies (of 5 MHz each). Furthermore, in exchange for these E-GSM-frequencies, E-Plus and O2 will be required to return 5 MHz of the already allocated 1800 MHz spectrum. In addition, T-Mobile, Vodafone and E-Plus shall get an extension of their GSM licenses. There is no legal appeals process against this GSM concept. The GSM concept is politically challenged by Deutsche Bahn. Deutsche Bahn requests the frequencies to deploy its GSM-R network. On December 21, 2005, a high-level meeting with the Bundesnetzagentur, Deutsche Bahn, the Ministry of Economic Affairs, the German railways regulator Eisenbahnbundesamt, O2 and E-Plus took place. The regulator urged all interested parties to seek for a compromise in order to avoid court proceedings. E-Plus stated that according to the information provided by Deutsche Bahn, an additional demand for frequencies could not be justified. Bundesnetzagentur informed all parties that it would allocate the frequencies in early 2006. On February 3, 2006, Bundesnetzagentur allocated 5 MHz bandwidth of the E-GSM band to E-Plus. The assignment is linked to a provision to reallocate these frequencies to Deutsche Bahn, if the latter can prove the need for those frequencies. The provision expires by the end of 2009. As a result, E-Plus is now able to deploy a GSM 900 network and hence enhance the quality of its GSM network.

The German regulator has completed its analysis of the termination market. According to the decision, all four GSM mobile operators are considered to have significant market power on the call termination market. The regulator will decide in 2006 on the remedies. The access market (Market 15 of the recommendation and the international roaming market) will be analyzed in 2006.

Mobile telecommunications - The Netherlands

Licenses

With the acquisition of Telfort, KPN now holds the licenses of KPN Mobile The Netherlands (GSM 900, DCS 1800 and UMTS) and Telfort (DCS 1800 and UMTS). The GSM 900 licenses of KPN Mobile The Netherlands and Vodafone will expire on April 1, 2010, unless the Minister of Economic Affairs would decide to extend those. The DCS 1800 licenses of KPN and Telfort will expire on February 26, 2013. In late 2005, the Ministry started a consultation process on the possible reallocation of spectrum and/or the extension of licenses, the outcome of which is still pending. Following a potential integration of the networks of KPN Mobile and Telfort, KPN may potentially sell and transfer licenses with the consent of the Minister or return them. Meanwhile, the licenses are available to KPN Mobile and Telfort.

Orange instituted civil proceedings against the State of The Netherlands claiming damages in relation to the DCS 1800 licensing, for which Orange paid approximately EUR 270 million in an auction. According to Orange, the State allowed the creation of an uneven playing field in the Dutch mobile market, because KPN Mobile and Vodafone were not required to pay fees for their GSM 900 frequencies. These claims were rejected in the first instance, but Orange has lodged an appeal, which is still pending.

Mobile terminating access

On January 1, 2004, the mobile operators in The Netherlands voluntarily reduced their MTA tariffs, upon which the NMa halted its investigation into a potential abuse of dominant positions in relation to these tariffs. In the many disputes between operators at that time, OPTA decided that the reduced tariffs were reasonable. As from December 1, 2005, these tariffs are EUR 0.11 for KPN Mobile The Netherlands and Vodafone and EUR 0.124 for all the other operators (Orange, Telfort, T-Mobile and the MVNO Tele2). Determining that all mobile operators possess significant market power with respect to call termination, OPTA required these tariffs to be further reduced (in equal steps) on July 1, 2006, 2007 and 2008, resulting in cost-oriented tariffs on the last date. The cost-oriented tariffs will be based on a Long-Run Incremental Cost system to be developed by OPTA. OPTA decided that as from July 1, 2006, Telfort’s tariffs should be equal to those of KPN Mobile The Netherlands.

Versatel, MCI and KPN Telecom appealed OPTA’s decisions in pending MTA tariff-related disputes, in which OPTA ruled not to intervene for periods prior to January 1, 2004 and to apply the agreed tariffs as from that date. In its ruling on the appeals, the Rotterdam District Court annulled these decisions for lack of reasons provided by OPTA in its original decision. OPTA appealed the Rotterdam Court’s decisions to the Trade and Industries Appeals Tribunal, which will decide on the instance. If the Court’s decisions are upheld, OPTA will have to reopen these cases.

Dealer commissions

Following an investigation into the reduction of subsidies given to mobile handset retailers by mobile operators in The Netherlands in 2001 (including KPN Mobile The Netherlands), the NMa concluded that all five mobile operators coordinated a concerted decrease of their dealer commissions and the handset subsidies given to prepaid subscribers. On December 30, 2002, the NMa published its decision, fining the operators for a total amount exceeding EUR 88 million. The fines were revenue-related and KPN Mobile The Netherlands' fine amounted to EUR 31.3 million. Upon objections by KPN Mobile The Netherlands and the other mobile operators, the NMa reduced the level of fines in September 2004 to an approximate total of EUR 52 million. KPN Mobile The Netherlands' fine was reduced to EUR 12.6 million and that of Telfort to EUR 4.5 million. Appeal procedures have been initiated and are still pending.

Mobile telecommunications - Belgium

Peak/off-peak litigation against Proximus

As from October 2003, BASE changed its peak hours for interconnections from 8-19 to 10-22 hours and abolished its low weekend interconnect tariff. BiPT confirmed the reasonableness of BASE's interconnection request in a decision dated August 29, 2003. Proximus appealed this decision before the Brussels Court of Appeals and BASE intervened in this procedure. In two decisions dated June 18, 2004 and September 15, 2005, the Court annulled the BiPT decision and, consequently, overruled BiPT’s decision to impose an amended interconnection agreement with BASE on Proximus. BiPT and BASE have lodged an appeal with the Supreme Court (Hof van Cassatie) in order to overturn the first judgment by the Court of Appeals. A similar appeal against the second judgment is being prepared. In addition, because of Proximus’ continuous refusal to accept BASE’s new peak/off-peak structure, BASE was forced to take the following initiatives:

  to terminate its direct interconnection agreement with Proximus as from the end of October 2005, as far as the termination of Proximus' voice traffic on BASE's network is concerned This traffic is now routed over Belgacom's network; and

  to start formal procedures in order to claim the approximately EUR 8 million withheld by Proximus due to its refusal to accept BASE's new peak/off-peak structure.

Abuse of dominant market position: litigation against Proximus (1)

On June 25, 2003, BASE initiated court proceedings against Proximus for the alleged abuse of its dominant market position. BASE seeks a reduction in Proximus’ interconnection rates as well as a compensation for damages suffered due to this anti-competitive behavior (tentatively estimated at EUR 560 million). On March 1, 2004, Mobistar voluntarily intervened in this procedure, estimating its claim against Proximus to amount to EUR 106 million. The parties are currently exchanging written arguments. Pleadings are scheduled for January 2007.

Abuse of dominant market position: litigation against Proximus (2)

On February 18, 2005, BASE launched an additional procedure against Proximus for the latter’s alleged abuse of its dominant position on the Belgian mobile market. This procedure is based on the argument of discrimination and aims at obtaining a "cease and desist" order against the disadvantageous on-net tariffs applied by Proximus. In December 2005, the Commercial Court dismissed BASE’s claim. BASE will appeal this decision.

Abuse of dominant market position: litigation against Belgacom

By not accepting the MTA tariffs set by BASE, Belgacom has in BASE's view abused its dominant position on the transit market of international incoming traffic over the last years. Because negotiations to reach an amicable settlement failed, BASE lodged a complaint against Belgacom before the Belgian Competition Council on June 2, 2004. This procedure is currently pending.

Belgacom Happy Time

At the end of 2005, BiPT issued a decision on Belgacom's Happy Time retail tariff (unlimited free calls during off-peak hours and peak calls at increased tariffs). In view of the potential impact of this decision on Belgacom's cost-orientation obligation at retail level, BASE joined an appeal procedure initiated against BiPT's decision. This procedure is currently pending.

Number portability - porting costs: annulment procedure

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

Number portability - porting costs: appeal procedure

In a decision of September 16, 2003, BiPT determined the costs that mobile operators may charge one another for performing the porting-out of a customer to a competitor. Following an appeal by Mobistar, the Court of Appeals, by judgment of October 14, 2004, suspended the decision of BiPT, and has asked a number of ‘prejudicial’ questions to the European Court of Justice in relation with the directives 2002/22 (universal service) and 2002/21 (framework directive).

Back to content

OPERATING RESULTS

Our Financial Statements are prepared in accordance with IFRS, which varies in certain significant respects from US GAAP. Information relating to the nature and effect of such differences is presented in 'Information on US GAAP' in the Notes to the Consolidated Financial Statements. The following discussion includes various forward-looking statements. Please see 'Forward-Looking Statements', as well as 'Risk Factors' for a description of certain factors, many of them outside our control, that may affect our operating results. For additional information about how we calculate customer data, including ARPU, see 'Presentation of Financial and Other Information'.

Consolidated Results of Operations

In millions of euro	2005	2004

Net sales	11,685	11,630
Other revenues	126	116
Total revenues	11,811	11,746

Other income	125	73
Total	11,936	11,819

Own work capitalized	-112	-147
Cost of materials	1,044	984
Work contracted out and other expenses	4,075	3,911
Salaries and social security contributions	1,441	1,706
Depreciation, amortization and impairments	2,376	2,190
Other operating expenses	764	530
Total operating expenses	9,588	9,174

Operating profit	2,348	2,645

Finance costs - net	-547	-589
Share of the profit of associates and joint ventures	13	1
Profit before taxes	1,814	2,057

Income taxes	-360	-300
Profit for the period	1,454	1,757
Profit attributable to minority shareholders	-17	-50
Profit attributable to equity holders of the parent	1,437	1,707

In millions of euro, unless otherwise stated	2005	2004

- Total revenues Fixed division	6,867	7,242
- Total revenues Mobile division	5,773	5,254
- Total revenues 'Other'	230	333
- Intercompany revenues	-1,059	-1,083
Total revenues	11,811	11,746

Other income	125	73
Total	11,936	11,819

- Operating expenses Fixed division	5,367	5,440
- Operating expenses Mobile division	5,100	4,383
- Operating expenses 'Other'	180	434
- Intercompany expenses	-1,059	-1,083
Total operating expenses	9,588	9,174

Operating profit	2,348	2,645
Operating profit Fixed	1,516	1,809
Operating profit Mobile	757	881
Operating profit 'Other' (including intercompany)	75	-45

HIGHLIGHTS AND TRENDS

  Line losses in traditional markets accelerated

  Available infrastructure for new services as VoIP and IP-TV

  Increased ISPs’ market share

  FTE reduction program on track

  KPN Mobile The Netherlands

    increased revenue due to revised strategy as from mid 2004 acquisition of Telfort

  E-Plus revised strategy mid 2005

  BASE continued growth

REVENUES

Total revenues rose by EUR 65 million (0.6%) to EUR 11,811 million in 2005. The EUR 519 million increase in revenues of our Mobile division more than offset the EUR 375 million decline experienced by our Fixed division.

The improved revenues in the Mobile division were driven by all our operators in The Netherlands, Germany and Belgium. The increase also includes a EUR 93 million contribution from Telfort (consolidated from October 4, 2005) and a positive effect of the NTT DoCoMo settlement amounting to EUR 26 million with respect to royalties. The total agreement with NTT DoCoMo resulted in total revenues and other income amounting to EUR 110 million. An amount of EUR 84 million with respect to the NTT DoCoMo settlement is recognized as other income (see below) and relates to a settlement for trademark damage (EUR 25 million) and negative goodwill (EUR 59 million). Revenues were negatively affected by EUR 178 million relating to MTA tariff reductions.

Revenues of our Fixed division decreased by 5.2%. More than half (EUR 195 million) of this decrease (2.7%) was due to regulatory MTA tariff reduction. The remainder of the decrease results from an accelerating trend of traditional voice services shifting to ADSL and IP based platforms and a fiercely competitive market, including mobile operators and cable VoIP offers. Although revenues from new technology-based products and services have increased steadily, the increase did not fully offset the decline from traditional services.

Revenues for 2005 for our other activities amounted to EUR 230 million, down from EUR 333 million in 2004. The difference relates mainly to the sale of PanTel in February 2005.

OTHER INCOME

Other income in 2005 relates for an amount of EUR 84 million to the NTT DoCoMo settlement, as discussed under revenues. Also included in other income are book gains on the sale of properties amounting to EUR 18 million (in 2004: EUR 17 million), sale of Infonet and Intelsat in 2005 (EUR 21 million) and the sale of PTC and Eutelsat in 2004 (EUR 56 million).

OPERATING EXPENSES

Group operating expenses increased by EUR 414 million to EUR 9,588 million (4.5%), which is more than the 1.0% increase in revenues and other income. The increased operating expenses are mainly caused by EUR 717 million increased operating expenses within our Mobile division, partly compensated by lower operating expenses within the Fixed division (EUR 73 million) and lower operating expenses 'other' (EUR 254 million).

The operating expenses of the Mobile division increased more than proportionally (16.4%) compared to the 9.9% increase in revenues mainly as a result of the first full year amortization of UMTS licenses (impact of EUR 201 million) and as a result of the consolidation of Telfort (EUR 147 million), compensated by lower expenses as a result of MTA tariff reductions.

Implementation of the restructuring initiatives announced in March 2005 is well on track. The workforce in the Netherlands was reduced by nearly 10%, or 2,106 FTEs, exceeding the stated objective of a minimum of 1,500 FTE reductions per annum. As a result in 2005 we recognized EUR 92 million for restructuring costs (in 2004: EUR 59 million), of which EUR 54 million (2004: EUR 25 million) related to the Fixed division, EUR 3 million in the Mobile division (2004: 11 million) and EUR 35 million in Other activities (2004: 23 million).

Operating expenses within our Fixed division includes a fine of EUR 17 million to OPTA and a payment of EUR 18 million to competitors (without admitting any liability) following the conclusion of the investigation into discounts given by KPN to certain fixed telephony business customers.

Operating expenses 'Other' decreased mainly as a result of the sale of PanTel in February 2005 and due to the fact that EUR 63 million is released from the pension provisions. Following the conclusion of a new Collective Labor Agreement (agreed in principle in December 2005), certain (pre) pension plans were amended and partly abolished resulting in a lower required pension provision.

OPERATING PROFIT

The operating profit in 2005 decreased by 11.2% (EUR 297 million) compared to 2004.

For a further discussion of the factors underlying the developments in operating profits, we refer to the above sections and the discussion on the segmental results of operations.

Summarized, the operating profit in 2005 was influenced significantly by, among others, the following elements:

  regulatory MTA reductions resulting in EUR 121 million lower operating result;

  full-year amortization on UMTS licenses in Germany and The Netherlands (impact: EUR 201 million);

  a fine of EUR 17 million to OPTA and a payment of EUR 18 million to competitors; and

  a release of the pension provision amounting to EUR 63 million.

FINANCIAL INCOME AND EXPENSE

Net financial expenses in 2005 decreased by EUR 42 million to EUR 547 million due to reduced interest charges following early and scheduled debt redemptions in 2004. Costs associated with the early redemptions in 2004 amounted to EUR 50 million.

SHARE OF THE PROFIT OF ASSOCIATES AND JOINT VENTURES

The share of the profit of associates and joint ventures relates to the result from Schiphol Telematics, Tetraned, Mobirail and Zeus Telecom.

INCOME TAXES

The 2005 tax charge amounted to EUR 360 million (2004: EUR 300 million), the effective tax rate being 20.0% in 2005 (2004: 14.6%).

The 2004 tax charge was influenced by the 2004 agreement reached with the Dutch tax authorities, the application of thin-capitalization rules in Germany, changed Dutch corporate tax rates and reduced valuation allowances on deferred tax assets for tax loss carry forwards. These influences continued during 2005. Particularly, the 2005 tax charge showed the effects of further lowered Dutch corporate tax rates as well as further reduced valuation allowances on deferred tax assets for tax loss carry forwards, albeit the effects were smaller than in 2004.

The deferred tax position was influenced by a further reduction of the Dutch corporate tax rate to 29.6% for 2006 and 29.1% for 2007 (after the 2004 announcement of Dutch corporate tax rate reductions from 34.5% to 31.5% in 2005, 30.5% in 2006 and 30% as from 2007). In 2005, the change in the Dutch corporate tax rate resulted in a EUR 24 million (2004: EUR 128 million) downward adjustment of Koninklijke KPN's deferred tax asset and a EUR 72 million gain (2004: EUR 307 million) resulting from a downward adjustment of KPN Mobile's and Telfort's deferred tax liabilities.

In 2005, we reduced the valuation allowance on BASE's deferred tax asset for corporate tax loss carried forwards by EUR 73 million (2004: EUR 138 million). These reductions were the result of improved profitability outlooks.

Depending on general economic, market and business developments, KPN expects not to move into a taxpaying position before 2007.

PROFIT ATTRIBUTABLE TO MINORITY SHAREHOLDERS

In 2005, profit attributable to minority shareholders represents the profit attributable to minority interests of Telstra in Xantic amounting to 35% (2004: 35%) and of various third parties in Digitenne (60%) and 2.16% attributable to NTT DoCoMo up to October 2005.

In 2004 profit attributable to minority shareholders related to the profit attributable to the minority stakes of NTT DoCoMo in KPN Mobile, Telstra in Xantic, Digitenne, and various third parties in SNT and PanTel. As Digitenne had a negative equity, the minority interest of third parties could not be fully attributed. Therefore, KPN recorded a loss of EUR 26 million on Digitenne.

Back to content

Segmental Results of Operations

FIXED DIVISION

In millions of euro	2005	2004

Net sales Consumer	2,384	2,441
Net sales Business	2,647	2,941
Net sales Wholesale and Operations	4,941	5,217
Other net sales (including intercompany revenues)	-3,144	-3,399
Total net sales	6,828	7,200
Other revenues	39	42
Total revenues	6,867	7,242
- of which external revenues	6,294	6,674

Other income	16	7
Total	6,883	7,249

Own work capitalized	-21	-24
Cost of materials	271	235
Work contracted out and other expenses	1,889	1,992
Salaries and social security contributions	914	1,002
Depreciation, amortization and impairments	1,276	1,309
Other operating expenses	278	161
Intercompany expenses	760	765
Total operating expenses	5,367	5,440

Operating profit	1,516	1,809

In millions of euro	2005	2004

Consumer	2,384	2,441
Business	2,649	2,949
Wholesale and Operations	4,973	5,249
Other Fixed (including intercompany)	-3,139	-3,397
Total revenues	6,867	7,242

Other income	16	7
Total	6,883	7,249

Total operating expenses	5,367	5,440

Operating profit	1,516	1,809
- Consumer	338	377
- Business	281	382
- Wholesale and Operations	881	1,041
- Other (including intercompany)	16	9

Our principal sources of revenue are:

Traffic revenues, which include:

  traffic revenues with respect to the fixed switched telephony network;

  national and international wholesale services; and

  portal enabling services.

Access revenues like subscription revenues and one-off connection revenues, which include:

  monthly subscription revenues and one-off connection revenues for traditional fixed telephony and flat fees for broadband xDSL and IP-VPN connections based on capacity provided;

  transmission services: include service revenues for fixed-network connections; and

  local loop services: monthly rental fees and initial fees paid for MDF Access and Co-location.

Other sources of revenue include:

  inbound and outbound call services and e-mail handling services, as well as sales support services and directory assistance;

  monthly subscription fees for dial-up Internet, shares in telephony usage revenues, TV-subscription fees, online advertising revenues and the sales of modems, Internet portal services and Internet content;

  IP services like IP Dial-In Services, billed at local tariffs based on minutes used; and

  integrated, outsourced and managed solutions.

For a more detailed description of the services we offer and the corresponding sources of revenues, please refer to the section ‘Information about the Company’.

2005

In 2005, total revenues decreased by 5.2% from EUR 7,242 million to EUR 6,867 million.

  Within the consumer market the decline in fixed voice traffic and subscription revenues accelerated (minus EUR 82 million). This unfavourable trend reflects competition, price reductions and in particular technological and behavioural changes that drive customers away from traditional telephony services towards mobile and IP-based communication solutions. As a result, total revenues decreased by 2.3% to EUR 2,384 million. This decline was partly offset by an increase of Internet related revenues (EUR 16 million).

  In the Business segment the total revenues decreased by 10.2% from EUR 2,949 million to EUR 2,649 million. These lower revenues were mainly caused by the effect of fierce price competition, as well as the migration from traditional voice traffic, equipment and leased lines towards new, mostly IP-based services. These new services are mostly rendered at lower tariffs and the revenues of these new growth areas did not offset the decrease in the traditional services.

  In 2005, total revenues from Carrier Services decreased by 5.0% to EUR 4,182 million. Traffic revenues fell by 9.2%, mainly arising from the decrease of national traffic volumes, partly compensated by an increase in International and transit volumes. The revenues from local loop and core services increased by 1.9%.

Operating expenses decreased by 1.4% from EUR 5,440 million to 5,367 million due to:

  savings in the infrastructural and IT costs (headcount reduction and other savings);

  an additional charge to the restructuring provisions amounting to EUR 29 million in 2005 (in 2005 totaling to EUR 54 million, while in 2004 EUR 25 million was charged);

  higher operational expenses for TV and broadband services;

  higher purchase cost in wholesale market as a result of increased transit and International wholesale volumes; and

  other operating expenses, which also includes a fine of EUR 17 million to OPTA and a payment of EUR 18 million to competitors (without admitting any liability) following the conclusion of OPTA's investigation into discounts given by KPN to certain fixed telephony business customers.

Segment consumer

In millions of euro	2005	2004

Voice Consumer	1,674	1,756
Internet	699	683
Other (incl. Intrasegment revenues)	11	2
Total net sales	2,384	2,441
Other revenues	0	0
Total revenues	2,384	2,441
- of which External revenues	2,365	2,414

Cost of materials	57	51
Work contracted out and other expenses	81	79
Salaries and social security contributions	60	62
Depreciation, amortization and impairments	42	19
Other operating expenses	93	92
Intercompany expenses	1,713	1,761
Total operating expenses	2,046	2,064

Operating profit	338	377
Revenues

Last year was again a year in which the number of broadband and mobile-only households saw a significant increase. Mobile-only usage increased to about 16% of the Dutch households (excluding the Small offices and Home offices market) by the end of 2005. The Dutch penetration rate for residential broadband (including cable) is the highest in Europe. Broadband penetration1 has increased from 45 per 100 households in the fourth quarter of 2004 to about 58 per 100 households in the fourth quarter of 2005. This growth in broadband connections into a very significant potential market scale in 2005 was also a main reason for the VoIP rollout in the residential market.

Growth in the number of broadband subscribers meant that KPN saw an increase in Internet-related revenues (EUR 16 million). KPN’s decision at the end of 2004 to start a television portfolio is reflected in increased other net sales (EUR 9 million).

These developments did not offset the higher rate of declining fixed voice revenues (EUR 82 million). This decline is mainly due to mobile substitution, a declining number of access lines, emerging VoIP offerings and lower prices for, in particular fixed-to-mobile, calls. As a result, total revenues decreased by 2.3% to EUR 2,384 million.

Operating expenses

Operating expenses decreased in 2005 by 0.9% from EUR 2,064 million to EUR 2,046 million as compared to a 2.3% decrease in revenues. Overall, the decrease shows that the effects of cost-cutting programs and MTA tariff reductions were almost fully offset by higher marketing costs for the Internet and TV business lines, reflecting the competitive nature of these markets.

Intercompany expenses decreased by EUR 48 million, mainly as a result of lower purchases from Carrier Services following the decrease in voice traffic and fixed lines. Other intercompany expenses for billing, IT and management fees decreased slightly due to cost reduction at these departments.

VOICE CONSUMER

Revenues (in millions of euro)	2005	2004

Traffic fees	596	661
Subscriptions, connection fees and other	1,078	1,095
Total net sales Voice Consumer	1,674	1,756

Number of connections (in thousands)	2005	2004

PSTN	4,518	4,836
ISDN	481	523
Total number of connections	4,999	5,359

Traffic volumes (in billions of minutes)	2005	2004

Domestic local	6.67	7.27
Domestic long-distance	2.82	3.11
Total domestic	9.49	10.38
Fixed-to-mobile	1.12	1.10
International	0.37	0.41
Total Voice Consumer	10.98	11.89

1. Mobile-only and broadband penetration rates are based on estimates

Tariffs (in EUR/minute)	2005	2004

Average local tariff	0.028	0.028
Average domestic long-distance tariff	0.034	0.034
Average fixed-to-mobile tariff	0.184	0.207
Average international tariff	0.189	0.198

In 2005, the market for fixed line telephony was marked by an accelerating decrease in traffic and subscription revenues. This unfavorable trend reflects competition, price reductions and in particular technological and behavioral changes that drive customers away from traditional telephony services towards mobile and IP based communication solutions. The impact of Voice over IP (VoIP) on Business Line Voice’s operations is accelerating. The Dutch fixed voice market is moving towards broadband-centric customers expecting to benefit from the advantages of digital communications such as free calling and flat-rate pricing. In the second half year of 2005, VoIP was especially strong amongst the cable operators. KPN introduced its own VoIP product “InternetPlusBellen” during 2005 at a slow pace. At the end of 2005, InternetPlusBellen has reached its point of required quality for a national rollout in 2006.

In 2005, total revenues of Voice consumer decreased by 4.7% to EUR 1,674 million. Net sales from subscriptions (including other revenues) of EUR 1,078 million (2004: EUR 1,095 million), decreased by 1.6% whereas net sales from traffic decreased by 9.8% to EUR 596 million (2004: EUR 661 million).

The trends towards more mobile-only and VoIP-only households is eroding our PSTN/ISDN customer base and by that our revenue base. Our installed base decreased by 360,000 PSTN and ISDN connections. As a result, subscription and connection revenues declined by 1.6% There was no change in tariffs during 2005.

The decrease in sales from traffic was driven by both a substantial decline in traffic volumes and a decrease in the fixed-to-mobile tariffs as per December 2004 and December 2005 (total impact EUR 27 million). A substitution in communication from switched voice to voice over IP, MSN and peer-to-peer VoIP products such as Skype also contributed to the decrease in total market of voice minutes. The traffic volumes in billions of minutes dropped by 7.7% to 11.0 billion (2004: 11.9 billion). Minutes in all traffic categories declined except for Fixed-to mobile, which illustrates a mix effect of increased mobile-only usage and decreased fixed-line subscriptions. Domestic traffic volumes decreased, as a result of a declining overall switched telephony market (both lines and traffic) and ongoing competition from Carrier (Pre)Select and direct access operators. The effect of competition in the switched telephony market, however, diminished during 2005 as result of more effective customer retention efforts. This is illustrated in a steadily rising share in the switched minute market.

Internet

Net sales (in millions of euro)	2005	2004

ADSL end user revenues	473	349
Internet dial-up revenues	96	186
Other (including value-added services)	130	148
Total	699	683

Total ADSL connections KPN (*1000)	1,740	1,381
Total ADSL connections KPN ISPs (*1000)	1,485	936
Internet dial-up traffic volumes (in billions of minutes)	2.61	5.31
Market share of retail consumer broadband	36.1%	29.7%
Market share of consumer broadband	42.3%	43.8%

In 2005, total net sales of Internet increased by 2.3% to EUR 699 million (2004: EUR 683 million). Higher revenues from increased ADSL connections more than offset lower revenues from dial-up minutes (a decrease of 48%). The number of ADSL connections increased by 26% to 1,740,000 at the end of 2005 (of which 1,485,000 through our own ISPs and Direct ADSL and 255,000 through third party ISPs). As a result of the aggressive competition in the broadband and Internet market, the KPN market share of the total broadband market decreased slightly to 42,3% (including cable-users). However, due to intensive acquisition programs, takeovers of ISPs Freeler and Hcc!Net, and the takeover of the KPN ADSL Tiscali customers, the ISP market share increased from 29.7% to 36.1% in 2005. The KPN ISP customer base increased by 549,000 to approximately 1,485,000 by the end of 2005.

Due to market competition the bandwidth capacity of each broadband package increases at stable price levels. KPN has introduced new packages to accommodate a wider range over bandwidth demand. Bandwidth capacities were also upgraded for all packages during the year. The number of ADSL connections with a relatively low price and corresponding bandwidth increased strongly resulting in a changed customer mix, partly due to migration of dial up customers to the lower end of our ADSL portfolio (e.g. ”ADSL Tijdsurfen”).

The mix of ADSL connections is as follows:

Installed base (in % total DSL connections)	2005	2004

- % Slim/Time (varying from 375 to 750 kb/s down - 128 kb/s up)	5%	4%
- % Go (1500 kb/s down - 256 kb/s up)	41%	27%
- % Lite/Quick (varying from 3000 to 4000 kb/s down - 256 to 512 kb/s up)	38%	46%
- % Basic (6,000 kb/s down - 768 kb/s up)	13%	20%
- % Plus/Extra/Fast/ (varying from 8000 to 20,000 kb/s down - 1,024 kb/s up)	3%	3%

Other

In millions of euro	2005	2004

Net sales	11	2

Net sales of 'Other' include revenues from TV and Hotspots (wireless Internet access points at public locations). The number of Digital TV subscriptions increased to approximately 184,000 at the end of 2005 (including approximately 60,000 Digitenne subscriptions).

Segment Business

In millions of euro	2005	2004

Voice Business	1,240	1,383
Connectivity	732	788
Integrated & Managed Solutions	406	419
EnterCom	406	439
Other (incl. intrasegment revenues)	-137	-88
Total net sales	2,647	2,941

Other revenues	2	8
Total revenues	2,649	2,949
- of which External revenues	2,489	2,790

Other income	4	0
Total	2,653	2,949

Own work capitalized	0	-1
Cost of materials	149	124
Work contracted out and other expenses	191	214
Salaries and social security contributions	225	267
Depreciation, amortization and impairments	77	67
Other operating expenses	69	59
Intercompany expenses	1,661	1,837
Operating expenses	2,372	2,567

Operating profit	281	382
Revenues

Total revenues of segment Business decreased by 10.2% (EUR 300 million) compared to 2004 to EUR 2,649 million due to lower net sales of Voice, Connectivity, Equipment and Solutions (Entercom) and Integrated & Managed Solutions. The lower revenues were mainly caused by the effects of increasing (price) competition, as well as the migration from traditional voice traffic, equipment and leased lines to new mostly IP-based services, which are rendered at lower tariffs. Voice experienced an ongoing migration towards broadband and mobile solutions combined with market share loss in the traditional voice market and the MTA tariff decline (EUR 29 million) as a result of OPTA regulation.

The increase in broadband penetration causes a decline of fixed line usage, particularly in Internet dial-up airtime usage but also partly in voice airtime usage due to voice-to-data substitution (e.g. voice over IP, e-mail, MSN-messenger). For cable operators and alternate xDSL providers it is increasingly attractive to introduce a low priced first line VoIP service.

More and more (larger) companies are opting for IP-VPN connectivity. As IP-VPN penetration rates increase, spending will shift away from fixed telephony based solutions, e.g. leased lines. This effect worsened in 2005 due to the fact that IP-VPN solutions are offered in the market at lower tariffs. The number of mobile-only sites is growing, particularly in the small offices segment. This resulted in loss of both subscription and traffic revenues.

Operating expenses

Total operating expenses in 2005 compared to 2004 decreased by EUR 195 million (7.6%) to EUR 2,372 million.

The cost of materials increased by EUR 25 million mainly due to higher purchases for large Managed Services programs (e.g. Porto phones LARA/C2000, NAM and Stork/KVWS). This was partly compensated by lower material costs for equipment due to lower sales.

The cost of work contracted out and other external expenses decreased by EUR 23 million mainly caused by lower sales volumes in traditional voice-equipment deliveries, lower international costs for connections and network maintenance expenses.

The costs of salaries and social security contributions decreased by EUR 42 million compared to 2004, mainly caused by increased efficiency and reduction of workforce by 440 FTE and the selling of Application Consultancy (end of 2004) resulting in a reduction of approximately 117 FTEs.

Other operating expenses increased by EUR 10 million mainly caused by a fine of EUR 17 million to OPTA and a payment of EUR 18 million to competitors following the conclusion of OPTA’s investigation into certain discounts offered to certain business customers. This increase was partly offset by a EUR 22 million lower net addition to the reorganization provision than in 2004.

Total depreciation, amortization and impairments increased by EUR 10 million mainly caused by the fact that 2004 included reversals of impairments on certain fixed assets totaling EUR 8 million.

Intercompany costs decreased by EUR 176 million mainly caused by lower costs for production at Connectivity due to a decreasing Installed Base of Connectivity’s traditional portfolio resulting in EUR 52 million lower intercompany expenses. In addition intercompany expenses at Voice decreased by EUR 102 million due to lower revenues and a decrease in the mobile terminating tariffs.

VOICE BUSINESS

Net sales (in millions of euro)	2005	2004

Traffic fees	687	829
Subscriptions, connection fees and other	553	554
Total net sales	1,240	1,383

Number of connections (in thousands)	2005	2004

PSTN	965	1,024
ISDN	943	964
Total number of connections	1,908	1,988

Traffic volumes (in billions of minutes)
Domestic local	3.67	4.48
Domestic long-distance	3.29	3.99
Total domestic	6.96	8.47
Internet-related	1.40	2.89
Fixed-to-mobile	1.29	1.32
International	0.52	0.59
Total Voice Business	10.17	13.27

Tariffs in EUR/minute	2005	2004

Average local tariff	0.036	0.035
Average Internet tariff	0.029	0.026
Average domestic long-distance tariff	0.053	0.052
Average fixed-to-mobile tariff	0.188	0.210
Average international tariff	0.187	0.184

Net sales

In 2005, Voice Business net sales decreased by 10.3% to EUR 1.240 million. Net sales from subscriptions, connection fees and other remained stable, whereas net sales from traffic decreased by 17.1% to EUR 687 million (2004: EUR 829 million).

The fixed telephony business is in continuous decline caused by an ongoing migration towards broadband and mobile solutions combined with market share loss in the traditional voice market. Both broadband and mobile services are negatively affecting fixed line revenues of both traffic and subscriptions.

The traffic volumes in billions of minutes dropped by 23.4%. Minutes in all traffic categories fell, but the decline was most notable for Internet traffic, as a result of accelerated broadband penetration, which resulted in higher churn of dial-up customers. Domestic traffic volumes declined, as a result of a declining overall telephony market and ongoing competition from Carrier (Pre)Select and direct access operators (e.g. BT, Versatel). The decrease in the number of connections also contributed to the decline in the number of calls and traffic volumes. In 2005, however, our market share declined slower than in 2004, due to improved customer retention efforts. The average tariff per minute for total traffic increased in 2005. This increase is a result of a change in the mix of traffic categories. Traffic volumes of Internet and local calls are declining in relation to fixed-to-mobile and international calls. As a result of OPTA regulation for mobile terminating tariffs (total effect of EUR 29 million in 2005) fixed-to-mobile tariffs declined.

The decrease in revenues from subscriptions and connection fees was caused by a 4.0% decrease in the number of connections in 2005. Both the number of PSTN and ISDN connections decreased, although the decrease in PSTN connections was larger. The decrease in the number of connections is the result of both accelerated penetration of mobile-only usage as well as broadband access competition, VoIP offerings in the Small and Medium sized Enterprises (SME) market and direct access offerings in the corporate market. ISDN2 customers who have opted for ADSL are migrating back to PSTN or to a cheaper variant of ISDN, named ISDN1.

CONNECTIVITY
In millions of euro	2005	2004

Net sales	732	788

	2005	2004

Number of analog leased lines (in '000)	38	43
Number of digital leased lines (in '000)	10	17
IP-VPN connections (Epacity) (in '000)	39	30
VPN (customers)	1,760	1,409

Net sales

In 2005, net sales for Connectivity decreased by 7.1% to EUR 732 million. Revenues from transmission services both nationally and internationally decreased by 21.5% mainly due to the continued decrease in the number of leased lines, both analog and digital. Revenues from broadband services showed an increase of 6.4% in 2005 due to growing demand for broadband services.

The decline in revenues from traditional transmission services was partly offset by a growth in revenues from network services. Both IP-VPN and Ethernet VPN revenues increased in 2005 due to the continued migration from traditional services such as leased lines and Frame Relay. (Zakelijk)DSL revenues also benefited from migration of ISDN lines to xDSL connections in 2005. As a result total revenues of network services increased by 11.5%.

While revenues decreased in 2005, the market share of Connectivity in traditional services such as leased lines remained stable (according to management estimates) while its market share on new services such as IP-VPN continued to increase. Despite the fact that average prices for new services are much lower than for traditional services (e.g. 100: 33 for digital leased lines versus IP-VPN), Connectivity managed to limit the decrease in revenues.

INTEGRATED & MANAGED SOLUTIONS
In millions of euro	2005	2004

Net sales	406	419

	2005	2004

Number of Customer programs	121	106
Managed VPN (in '000)	12	10

Net sales

Total net sales decreased by EUR 13 million (3.1%) in 2005, mainly as a consequence of the sale of Application Consultancy in December 2004 (revenue in 2004: EUR 16 million), which was only partly compensated by Customer Programs. The number of Customer Programs increased by 15, but with a lower average revenue per program due to price erosion.

ENTERCOM
In millions of euro	2005	2004

Net sales	406	439

Net sales

Net sales decreased by 7.5% to EUR 406 million. The decline in sales was mainly caused by reduced sales volumes in traditional voice deliveries due to a highly competitive market combined with lower service revenues as a result of a decrease in installed base.

Although revenues from data solutions and related services such as Managed IPT increased, this could not offset the aforementioned lower volumes of traditional voice equipment. Outsourcing revenues declined by approximately 3.8% due to lower prices.

Wholesale and Operations

In millions of euro	2005	2004

Carrier Services	4,182	4,403
SNT	386	370
Other (incl. Intra-segment revenues)	373	444
Total net Sales	4,941	5,217
Other operating revenues	32	32
Total revenues	4,973	5,249
- of which External revenues	1,433	1,460

Other income	12	7
Total	4,985	5,256

Own work capitalized	-21	-22
Cost of materials	64	53
Work contracted out and other expenses	1,613	1,695
Salaries and social security contributions	600	645
Depreciation, amortization and impairments	1,157	1,223
Other operating expenses	106	9
Intercompany expenses	585	612
Operating expenses	4,104	4,215

Operating profit	881	1,041

Revenues

Wholesale and Operations total revenues were down by 5.3% (EUR 276 million), with more than half of this decrease (EUR 139 million) related to MTA reductions. The remainder mainly arose from lower internal traditional revenues, partly compensated for by national and international wholesale services.

Assets and network support and IT operations are allocated to the segment Wholesale and Operations. The segment delivers semi-finished products to the segments described above. The introduction of transfer-pricing relationships in the reporting structure has made our reporting simpler and more transparent. When analyzing the segment revenues, we will focus on external revenues, because internal revenues are directly related to business developments in retail segments.

Operating expenses

Operating expenses decreased by 2.6% to EUR 4,104 million. The main reasons were lower depreciations due to a reduced asset base and MTA reductions, partly offset by increased purchase cost following increased international and transit wholesale volumes.

Cost of materials increased by EUR 11 million, mainly resulting from increased energy expenses for infrastructure and real estate.

The costs of work contracted out and other external expenses decreased as a result of lower interconnect charges to third party mobile operators resulting from MTA tariff reductions (total effect of EUR 139 million) partly offset by higher purchasing costs because of increased wholesale services.

The salaries and social security contributions decreased by 7.0% due to a reduction of the number of employees (approximately 600 FTEs).

Depreciation, amortization and impairment charges continued to decrease due to investment optimization, resulting in a lower asset base. During 2005, we recorded an impairment charge on the SNT goodwill amounting EUR 40 million.

Other operating expenses included an additional restructuring provision amounting to EUR 52 million (in 2004: EUR 1 million) in connection with the implementation of the restructuring initiatives announced in March 2005.

Interdivision settlements decreased by 4.4% to EUR 585 million reflecting business developments in our retail segments and due to lower mobile terminating interconnect charges.

CARRIER SERVICES

Net sales (in millions of euro)	2005	2004

Traffic revenues	2,544	2,803
Local Loop Network revenues	1,269	1,194
Core Network revenues	771	808
Other (including intercompany revenues)	-402	-402
Total net sales	4,182	4,403
- of which Intercompany revenues within KPN	2,916	3,099
- of which External revenues	1,266	1,303

Traffic revenues

Traffic volumes (in billions of minutes)	2005	2004

Terminating	13.49	13.57
Originating - voice	10.96	11.95
Originating - Internet	1.99	3.94
Transit	6.78	6.11
International	7.93	6.89
Total Carrier Services	41.15	42.46

In 2005, total net sales from Carrier Services decreased by 5.0% to EUR 4,182 million. Traffic revenues fell by 9.2%, whereas the revenues from local loop network services increased by 6.3%.

Traffic revenues fell by EUR 259 million (of which EUR 67 million were external) due to an overall decline in volumes from 42.5 billion minutes in 2004 to 41.2 billion minutes in 2005 and reductions of tariffs as a consequence of OPTA regulation for MTA tariffs (EUR 139 million).

National traffic volumes decreased by 6.6% to 33.2 billion in 2005, mainly due to the decrease in originating Internet minutes and lower traditional voice services. The decrease in originating Internet minutes amounting to 49.5% reflects the migration to ADSL. The reduced volumes in traditional voice and originating voice result from increasing competition. The increase of the number of “mobile only users” is partly compensated for by the rise in transit volumes.

International traffic volumes increased by 15.1% as a result of strong growth of mobile traffic services and increased volume by new and existing parties. International call volumes have benefited from the fast developing global market for the trading of minutes, mainly in Asia, Africa and the Middle East. The average revenue per minute fell as a result of fierce competition in the wholesale carrier market and the impact of MTA regulation mainly in European countries.

Revenues from Local Loop Services

Revenues in 2005 from Local Loop Services increased mainly because of the introduction of Wholesale DSL and higher revenues from Bitstream and MDF access due to increased broadband usage in The Netherlands.

Revenues from Core Network Services

Revenues in 2005 from Core Network Services decreased by 4.6% mainly due to decrease in volumes of Digistream and ISDN/MTN partly offset by increases sales of Interconnecting leased lines.

SNT
Net sales (in millions of euro)	2005	2004

Net sales	386	370
Of which intercompany within KPN	251	265
Of which External revenues	135	105

Net sales

Net sales in 2005 increased by EUR 16 million compared to 2004, caused by increased activities in Germany and Avalanche, partly offset by decreased activities within the Benelux. The Interview/NSS and Avalanche businesses have been sold during 2005.

MOBILE DIVISION

Due to our acquisition of Telfort in October 2005, we now own two mobile operators in The Netherlands. Telfort is being consolidated as from October 4, 2005 and forms part of The Netherlands' figures.

Amounts in millions of euro	2005	2004

Service revenues	5,370	4,847
Of which: - Germany	2,461	2,291
- The Netherlands	2,368	2,139
- Belgium	541	417

Hardware and other revenues	403	407
Revenues	5,773	5,254
- of which External revenues	5,286	4,739

Other income	84	10
Total	5,857	5,264

Own work capitalized	-91	-122
Cost of materials	734	706
Costs of work contracted out and other external expenses	2,005	1,693
Salaries and social security contributions	391	399
Depreciation and impairments	695	643
Amortization and impairments	383	184
Other operating expenses	378	284
Inter-division settlements	605	596
Total operating expenses	5,100	4,383

Operating profit	757	881

Due to developments in our mobile telecommunication markets - especially the introduction of postpaid flat fee offerings - we decided to change the way we present our operating revenues. Until last year, we used to split operating revenues into traffic revenues, fixed monthly subscription fees, hardware revenues and other operating revenues.

As from this financial year, the Mobile division's revenues are presented as follows:

  Service revenues, consisting of:

    traffic revenues. These are charged at an agreed price for a fixed duration of time or capacity. Airtime rates vary depending on proposition (prepaid vs. postpaid) as well as destination and time of the call. Traffic revenues also include:

      traffic bundles, offered in combination with a subscription;

      value-added service revenues, charged for our value-added mobile voice and data services (i-mode, messaging services, voice mail and information services);

      roaming revenues, received from other network operators for their clients’ calls placed on our networks; and

      termination revenues, charged to other telecommunication companies for calls originating on their networks and terminating on our networks.

    fixed monthly subscription fees. These are billed monthly to our contract customers for providing them access to our network irrespective of their actual airtime usage. The fees include handset service fees.

  Hardware and other revenues. These include revenues other than service revenues and comprise primarily hardware revenues - revenues from the sale of SIM cards, handsets and accessories - as well as income from intellectual property rights (IPR) and site sharing.

On October 24, 2005, KPN acquired the outstanding 2.16% interest in KPN Mobile N.V. held by NTT DoCoMo - then having a book value of EUR 115 million - for a net consideration of EUR 5 million, while agreeing to allow the use by O2 in Germany of NTT DoCoMo technology, a right previously granted exclusively to KPN. The resulting gain of EUR 110 million was recorded in the Revenues (EUR 26 million) and Other income (EUR 84 million). Of the gain, KPN allocated EUR 26 million to IPR income and EUR 25 million to trademark damages (of which EUR 13 million recorded by KPN Mobile The Netherlands and EUR 38 million by E-Plus) as well as EUR 59 million to negative goodwill (recorded by KPN Mobile Holding).

GERMANY

Amounts in millions of euro	2005	2004

Service revenues	2,461	2,291
Hardware and other revenues	336	307
Revenues	2,797	2,598
- of which External revenues	2,750	2,552

Other income	25	10
Total	2,822	2,608

Own work capitalized	-70	-91
Cost of materials	504	468
Costs of work contracted out and other external expenses	1,146	1,040
Salaries and social security contributions	209	202
Depreciation and impairments	425	392
Amortization and impairments	253	147
Other operating expenses	237	186
Interdivision settlements	123	103
Total operating expenses	2,827	2,447

Operating profit	-5	161
Revenues and other income

Our revenues and other income increased by 8.2% mainly driven by growth in our customer base. The growth of the German mobile market and our increased share of that market were reflected in our increased customer base, up to 10.7 million at year-end 2005. In 2005, our strategy of focusing on growth in customer base, revenues and market share on the one hand and profitability on the other helped to attract new customers with an increasing share of profitable postpaid customers. With an estimated 12.2% market share as of December 31, 2005 (2004: 11.7%), E-Plus continues to strengthen its position in the German market. As of December 2005, we served 5.6 million postpaid customers, constituting 52% of our total customer base (2004: 50%).

Although the number of subscribers rose, ARPU decreased to EUR 21 mainly due to regulatory MTA tariff reductions and the introduction of flat-fee propositions, which more than offset the positive AMPU development. Service revenues increased by 7.4% on higher traffic volumes. Hardware and other revenues (up EUR 29 million) benefited from EUR 13 million IPR income due to the NTT DoCoMo settlement.

The below tables summarize the developments in customer base, traffic volumes, average revenues and gross churn ratios of E-Plus:

CUSTOMER BASE DEVELOPMENT

Number of customers in thousands at December 31,	2005	2004

Postpaid	5,574	4,724
Prepaid	5,174	4,787
Total	10,748	9,511
of which i-mode	1,048	1,093

TRAFFIC VOLUMES, AMPU, ARPU AND CHURN

	2005	2004

Total traffic volumes (in millions of minutes)	9,376	7,943

Weighted monthly AMPU (in minutes)	79	76
Postpaid	135	134
Prepaid	21	22

Total monthly ARPU (in EUR)	21	22
Postpaid	35	38
Prepaid	6	7

Gross churn ratio	23%	20%
Postpaid	16%	19%
Prepaid	30%	21%

Prepaid customers forfeit call credits if their prepaid cards have not been recharged during any 12-month period. After one additional month, those customers are removed from our customer base. In 2005, the prepaid gross churn rose due to clearing inactive customers.

Operating expenses

In 2005, operating expenses increased by 15.5%, or EUR 380 million, primarily due to growth in the customer base, but also as a result of a full year's amortization of the UMTS license (impact EUR 132 million). Amortization and depreciation expense rose in 2005 as the amortization of UMTS licenses started in September and October 2004 respectively. Cost of materials increased as the number of postpaid handsets sold rose. Work contracted out increased due to increased traffic volumes. Although we reduced the dealer commission per new customer in line with our new strategy, the total amount spent on dealer commissions was still higher than last year due to the increased gross additions. Our network costs increased in line with the rollout of new sites. The increase in other operating expenses reflects the fact that we spent more on marketing and brand communications, rather than focus on dealer commissions and discounts.

THE NETHERLANDS

As a consequence of our acquisition of Telfort in October 2005, we now own two mobile operators in The Netherlands. Telfort is being consolidated as from October 4, 2005. The 2005 figures for The Netherlands including and excluding the effects of the Telfort acquisition are shown below.

Amounts in millions of euro	2005 (incl. Telfort)	2005 (excl. Telfort)	2004

Service revenues	2,368	2,247	2,139
Hardware and other revenues	115	110	132
Revenues	2,483	2,357	2,271
- of which External revenues	2,016	1,923	1,780

Own work capitalized	-20	-19	-27
Cost of materials	206	196	215
Costs of work contracted out and other external expenses	655	596	490
Salaries and social security contributions	129	120	128
Depreciation and impairments	169	157	144
Amortization and impairments	111	87	31
Other operating expenses	89	80	54
Interdivision settlements	496	490	507
Total operating expenses	1,835	1,707	1,542

Operating profit	648	650	729
Revenues

Our 2005 revenues were up by 9.3% or EUR 212 million, primarily due to the acquisition of Telfort (5.5% or EUR 126 million). Service revenue growth for KPN Mobile The Netherlands (excluding Telfort) amounted to 5.0% or EUR 108 million, despite a EUR 81 million adverse impact from regulatory MTA tariff reductions. KPN Mobile The Netherlands' hardware and other revenues were EUR 22 million or 16.7% lower, mainly due to reduced handset sales (EUR 15 million) and higher discounts (EUR 16 million), despite the EUR 13 million IPR income from the NTT DoCoMo settlement.

Growth in our Dutch 2005 service revenues was attributable to a larger postpaid customer base, despite a slightly lower postpaid AMPU. Reduced tariffs and migration from prepaid to postpaid propositions reduced the postpaid ARPU. The prepaid ARPU decreased as well due to lowering MTA tariffs and the migration of high-end prepaid customers to postpaid propositions. The increased postpaid base and the rising popularity of postpaid bundles caused service revenues to increase by 10.7%.

Through the acquisition of Telfort, we strengthened our leading position in the Dutch market. The combined revenue market share approximated 39.6% in 2005 (KPN Mobile The Netherlands only: 37.5%; 2004: 37.4%). If Telfort were consolidated for the full year, our combined revenue market share would have been 45.3%. Total mobile market penetration in The Netherlands further increased to around 100% (2004: 93%).

With four remaining mobile network operators and numerous mobile service providers, the Dutch market remains competitive. In this maturing market, we want to focus on customer value over customer numbers by emphasizing our postpaid propositions. Increased marketing and sales efforts - aimed at stimulating high-end prepaid customers to migrate to postpaid propositions - contributed to a 20.7% standalone growth of KPN Mobile The Netherlands' postpaid customer base.

Furthermore, we reduced the level of handset subsidies on prepaid contracts and cleared a large number of inactive customers from our customer base, resulting in a 20.3% standalone decrease in prepaid customers. In 2003 and 2004, we had extended the validity period of our prepaid propositions: KPN-branded customer propositions were extended indefinitely under the condition of commercial activity at least once every 6 months, whilst Hi propositions were made valid for 12 months irrespective of the level of activity. This change caused the prepaid churn to fall to a very low level in 2004. During 2005, many prepaid connections became inactive under the new definitions, resulting in an increased prepaid churn.

The tables below summarize the developments in customer bases, traffic volumes, average revenues and gross churn ratios of our mobile operators in The Netherlands. The 2005 figures for The Netherlands including and excluding the effects of the Telfort acquisition are shown below.

CUSTOMER BASE DEVELOPMENT

Number of customers in thousands at December 31,	2005 (incl. Telfort)	2005 (excl. Telfort)	2004

Postpaid	3,260	2,639	2,186
Prepaid	4,812	3,101	3,890
Total	8,072	5,740	6,076
of which i-mode	704	704	661

TRAFFIC VOLUMES, AMPU, ARPU AND CHURN

	2005 (incl. Telfort)	2005 (excl. Telfort)	2004

Total traffic volumes (in millions of minutes)	9,819	9,059	8,081

Weighted monthly AMPU (in minutes)	123	124	122
Postpaid	271	268	273
Prepaid	29	29	35

Total monthly ARPU (in EUR)	30	31	32
Postpaid	63	65	70
Prepaid	8	8	10

Gross churn ratio	32%	32%	14%
Postpaid	15%	14%	17%
Prepaid	43%	44%	13%

KPN Mobile The Netherlands' standalone growth in traffic volumes amounted to 12.1% in 2005, with strong growth in postpaid traffic volumes but a decrease in prepaid traffic volumes (both in line with customer base developments). Weighted monthly AMPU and total monthly ARPU did not change significantly as a result of the Telfort acquisition.

Operating expenses

Operating expenses were up by 19.0%, also as a result of the acquisition of Telfort in the fourth quarter (8.3% or EUR 128 million). Our efforts to acquire and retain postpaid customers resulted in higher dealer commissions and bonuses (4% or EUR 60 million) comprised in costs of work contracted out. Increased costs resulting from the larger customer base and related increase in traffic volumes were almost fully compensated for by lower access tariffs, partially due to MTA tariff reductions due to OPTA regulation. Moreover, 2005 is the first full year in which we utilized the UMTS network and licenses; therefore, amortization and depreciation charges related to this 3G network increased by EUR 69 million, being 3.8% of the total operating expenses in 2005.

BELGIUM

Amounts in millions of euro	2005	2004

Service revenues	541	417
Hardware and other revenues	7	11
Revenues	548	428
- of which External revenues	518	407

Own work capitalized	-1	-4
Cost of materials	23	23
Costs of work contracted out and other external expenses	200	165
Salaries and social security contributions	47	62
Depreciation and impairments	100	108
Amortization and impairments	19	6
Other operating expenses	51	42
Interdivision settlements	24	21
Total operating expenses	463	423

Operating profit	85	5
Revenues

Our revenues increased by 28.0% primarily due to growth of its customer base. The number of customers we serve in Belgium increased from 1.6 million to 2.0 million, up 21.5%. We also succeeded in reducing both prepaid and postpaid churn, which contributed to the favorable development of our customer base. As a result, we believe we now earn more than 13% of revenues in the Belgian mobile market (2004: about 11%).

Blended ARPU remained stable throughout the year. Postpaid ARPU decreased by EUR 4 or 6.2% - in spite of a significant increase in postpaid AMPU - due to introduction of flat-fee plans. Prepaid ARPU increased to EUR 15 despite a slightly lower AMPU due to the reduced amount of free minutes.

The tables below summarize the developments in customer base, traffic volumes, average revenues and gross churn ratios of our mobile operators in Belgium.

CUSTOMER BASE DEVELOPMENT

Number of customers in thousands at December 31,	2005	2004

Postpaid	429	323
Prepaid	1,572	1,324
Total	2,001	1,647
of which i-mode	20	28

TRAFFIC VOLUMES, AMPU, ARPU AND CHURN

	2005	2004

Total traffic volumes (in millions of minutes)	2,579	1,850

Weighted monthly AMPU (in minutes)	117	107
Postpaid	271	213
Prepaid	78	80

Total monthly ARPU (in EUR)	24	24
Postpaid	61	65
Prepaid	15	14

Gross churn ratio	17%	19%
Postpaid	20%	24%
Prepaid	16%	17%

Under the new tariffs and conditions recently introduced by BASE, prepaid customers are removed from the customer base after one year of inactivity (i.e., neither incoming nor outgoing traffic).

Operating expenses

Operating expenses were up 9.5%; salaries and social security contributions were 24.2% lower because of the reduction of the number of employees during the year. We are progressively outsourcing non-core activities, which is reflected in the increased costs of work contracted out. Of the EUR 35 million increase in costs of work contracted out and other external expenses, EUR 19 million reflects higher interconnect costs caused by increased traffic volumes, while EUR 9 million relates to risen dealer commissions. Compared to 2004, amortization of licenses increased from EUR 6 million to EUR 19 million, primarily due to the effect of a (partial) UMTS license impairment reversal (EUR 16 million) in 2004.

Other activities

Amounts in millions of euro	2005	2004

Total net sales	230	327
Other revenues	-	6
Total revenues	230	333
Other income	25	56
Total	255	389

Operating expenses	180	434

Operating result	75	-45

Revenues

Total revenues decreased to EUR 230 million mainly as a result of EUR 97 million lower net sales. This decrease is mainly caused by the divestiture of PanTel in February 2005 resulting in EUR 80 million lower sales and EUR 11 million lower sales at Xantic as a result of the restructuring of certain activities in 2004. Other income in 2005 included the bookgains on the sale of Intelsat and Infonet amounting in total to EUR 21 million and in 2004 book gains of EUR 36 million on the sale of KPN's interest in Eutelsat and of EUR 20 million on the sale of PTC.

As per February 14, 2006, KPN and Telstra have transferred their total holdings in Xantic to the Canadian Stratos Global Corp.

Operating expenses

Operating expenses decreased by 254 million, mainly as a result of lower operating expenses following the sale of PanTel. In addition an amount of EUR 63 million relating to the provision for pension charges has been released into the income statement. In 2004 we released EUR 18 million relating to a restructuring provision related to revenue guarantees for Atos Origin and an additional goodwill impairment charge of EUR 7 million within Xantic.

Other Consolidated Results of Operations

Sale of activities and assets

During the last two years, we sold various activities and assets. The below table reflects the estimated impact of the asset disposals on our external revenues, operating result and total assets. The figures are based on the last full year of consolidation or the moment of disposal in case of participating interests.

Amounts in millions of euro	Year of disposal	Impact on external revenues	Impact on operating result	Impact on total assets

Eutelsat	2004	None	None	36
PTC	2004	None	None	-
KPN Netwerk Bouw	2004	None	None	24
Infonet	2005	None	None	116
Intelsat	2005	None	None	25
PanTel	2005	100	6	136

Back to content

LIQUIDITY AND CAPITAL RESOURCES

Cash flow information

The following table provides a two-year summary of our cash flows for the years ended December 31, 2005 and 2004:

NET CASH FLOWS
Amounts in millions of euro	2005	2004

Net cash flow provided by operating activities	3,833	3,957
Net cash flow used in investing activities	-2,206	-1,574
Net cash flow used in financing activities	-2,918	-2,639
Change in cash and cash equivalents	-1,291	-256

OPERATING ACTIVITIES

In 2005 our net cash flow from operating activities decreased by EUR 124 million compared to 2004. This decrease is mainly caused by a decrease in operating profit, partly compensated by lower interest payments (EUR 139 million) and an increased working capital position.

Net interest payments amounted to EUR 484 million in 2005, a decrease of 22% compared to 2004 due to the refinancing of bonds and renewal of the credit facility in the third quarter of 2004.

INVESTING ACTIVITIES

The table below is a two-year summary of our investments and additions and reconciliation to the cash flow used in investing activities:

Amount in millions of euro	2005	2004

Acquired group companies	-1,178	-75
Additions to intangible fixed assets (licenses, software and other)	- 223	-134
Additions to property, plant and equipment	-1,201	-1,567
Additions to financial fixed assets and non current receivables	-4	-8
Total investments and additions	-2,606	-1,784

Less: non-cash items	158	-17
Less: proceeds from sale of assets	242	227
Total cash flow used in investing activities	-2,206	-1,574
Acquired group companies

In 2005, additional investments in group companies mainly relate to the acquisition of Telfort for EUR 1,131 million (of which EUR 489 million goodwill), the acquisition of the 2.16% minority interest in KPN Mobile from NTT DoCoMo for EUR 5 million, additional investments in SNT for EUR 31 million and the acquisitions of Freeler and Hcc!Net. An amount of EUR 132 million related to the acquisition of Telfort is expected to be settled in 2006.

During 2004, we increased our interest in SNT from 50.78% to 93.7% for an amount of EUR 75 million.

Additions to intangible fixed assets

In 2005, investments totaled EUR 223 million (2004: EUR 134 million). These relate for EUR 207 million to software (2004: EUR 111 million) as well as to investments in customer bases of Tiscali (EUR 13 million) and Cistron (EUR 3 million).

Non-cash items

Non-cash items include the expected deferred payment amounting to EUR 132 million with respect to the Telfort acquisition, additional asset retirement obligations included as an addition to Property, plant and equipment for EUR 15 million (2004: EUR 30 million), an additional investment in SNT through issuance of 3 million shares (EUR 20 million). 2004 also included a release relating to lease and dismantling obligations amounting to EUR 20 million.

Proceeds from sale of assets

During 2005, the total proceeds from sale of assets amounted to EUR 242 million and included Intelsat (EUR 29 million), Infonet (EUR 129 million) and PanTel (EUR 9 million). Additionally, the proceeds included EUR 45 million (GBP 30 million) from a redeemed loan related to the sale of our 15% shareholding in Hutchison 3G UK to Hutchison Whampoa Limited in 2003 as well as the proceeds of property sales (EUR 31 million).

In 2004, total proceeds from sales of assets amounted to EUR 227 million. These included amounts of EUR 73 million from the sale of Eutelsat, EUR 30 million from the sale of PTC, EUR 73 million from the sale of various Property, plant and equipment, EUR 24 million from the sale of Volker Wessels Netwerk Bouw and a EUR 27 million repayment by MobilCom of their loan.

FINANCING ACTIVITIES
2005

In 2005, total cash flow used in financing activities amounted to EUR 2,918 million, consisting of a cash inflow of EUR 1,381 million, offset by a cash outflow of EUR 4,299 million

In 2005 we paid EUR 609 million dividend for 2004 and EUR 281 million as an interim dividend for 2005.

In 2005, we repurchased 238.9 million shares. During the completion of the share repurchase program we also repurchased 5.2 million shares for a total amount of EUR 33 million to cover share option plans. In addition, on December 16, 2005 we repurchased the special share, which was until then held by the State of the Netherlands for an amount of EUR 0.48. For details of our share repurchases in the reporting period see the table included in the Corporate Governance section.

In accordance with our regular redemption schedule, we redeemed a total amount of EUR 1,662 million, which consisted of the EUR 204 million syndicated loan, the EUR 333 million Global bond 2000 - 2005, the EUR 659 million Global bond 2000 - 2005 and the EUR 327 million Convertible Bond 2000-2005. We redeemed EUR 40 million of our private loans of which EUR 9 million were early redemptions. We also redeemed EUR 99 million of other loans, of which EUR 38 million were early redemptions.

In June 2005, we issued an EUR 1 billion Eurobond with a maturity of ten years and a coupon of 4%. We have drawn temporarily on our credit facility in the fourth quarter of 2005 for an amount of EUR 350 million as per December 31, 2005.

2004

In 2004, total cash flow used in financing activities amounted to EUR 2,639 million, consisting of a cash inflow of EUR 1,148 million, and by a cash outflow of EUR 3,787 million.

In 2004, we repurchased 164 million shares for an initial amount of up to EUR 1,009 million. We also repurchased an amount of EUR 33 million worth of our own shares, with an average purchase price of EUR 6.04 per share, to cover exposure related to share option plans.

In 2004 we paid EUR 606 million as dividend for 2003 and EUR 190 million as interim dividend for 2004.

In February 2004, we used an interest rate swap to change the interest rate profile of the Eurobond 1998 - 2008 from a fixed rate of 4.75% to a 6 months floating rate with a spread above EURIBOR of 1.24%. Also in February 2004, we entered into a cross currency swap transaction to change the interest rate profile of the Eurobond 2001 - 2008 GBP from a fixed rate of 7.9% to a 6 months floating rate with a spread above EURIBOR of 3.14%. This cross currency swap transaction became effective as of April 11, 2004. Because of the negative market value of the original swaps, the new hedge resulted in a cash outflow of EUR 39 million. The lower GBP rate in the new hedge resulted in a decrease of the euro equivalent of the Eurobond 2001 - 2008 GBP, resulting in a gross debt reduction of EUR 22 million. The remaining cash outflow of EUR 17 million represents differences in future interest expenses and is recognized as part of the net cash flow provided by operating activities.

We redeemed EUR 875 million of the Eurobond we issued in June 1999.

On July 21, 2004, we completed

  our offer to exchange our Eurobond 2001 - 2006 with a nominal value of EUR 1,005 million for the Eurobond 2004 - 2011; and

  our offer to purchase for cash our outstanding Eurobond 1996 - 2006 with a nominal value of EUR 156 million and our outstanding Convertible Bond 2000 - 2005 with a nominal value of EUR 800 million. In total, a nominal amount of EUR 1,961 million was exchanged and repurchased, which was financed through a new issuance of a Floating Rate Note due 2009 for a total amount of EUR 700 million and of a Eurobond due 2011 for a total amount of EUR 1,425 million. The EUR 700 million Floating Rate Notes due 2009 were swapped through an interest rate swap from a floating interest rate into a fixed coupon of 4.02%.

Finally, the category Other in 2004 included, (early) redemptions of EUR 31 million of Private Loans maturing in 2005 and 2006 and EUR 44 million of financial leases of E-Plus. On the other hand, E-Plus contracted EUR 30 million of financial leases in December 2004.

Credit rating

Following the announcement on February 7, 2006 of our revised financial framework, Standard & Poor's and Moody's lowered our credit rating to BBB+ with negative outlook and Baa2 with stable outlook respectively.

Commitments and contingencies

The following table sets forth our contractual obligations over the coming years:

CONTRACTUAL OBLIGATIONS

	Amounts due by period
Amounts in millions of euro	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations (excluding financial lease obligations)	9,805	2,029	1,758	2,702	3,316
Financial lease obligations	81	24	16	14	27
Total debt and financial lease obligations	9,886	2,053	1,774	2,716	3,343
Capital commitments	374	333	21	20	0
Rental lease contracts	2,288	359	526	449	954
Operational lease contracts	142	60	53	22	7
Guarantees	40	3	4	3	30
Purchasing commitments	951	646	201	63	41
Other	1	1	-	-	-
Total	13,682	3,455	2,579	3,273	4,375

On the basis of our current redemption profile and current interest rates, we expect our interest payments to amount to EUR 448 million in 2006, EUR 389 million in 2007 and EUR 381 million in 2008.

Our budgeted 2006 capital expenditures amount to approximately EUR 1.6 billion up to EUR 1.8 billion. Our capital expenditures for the All-IP migration for the next 5 years are estimated between EUR 1.0 billion and EUR 1.5 billon. We expect to use significant proceeds from the sale of our technical buildings in the financing of these capital expenditures. The level and timing of capital expenditures we actually make will depend on the pace of network build-outs and upgrades, product roll outs and acquisitions, among other things.

KPN intends to implement EUR 1 billion share repurchase program, to be executed during 2006 subsequent to the pre-funding of scheduled (April and July) debt redemptions and only at a price which enhances value for the remaining shareholders.

KPN also intends that the total amount of dividend paid over the fiscal years 2006 and 2007 will at least be equal to the total amount of dividend paid over the fiscal year 2005 (EUR 950 million).

There are no off-balance sheet arrangements, other than those disclosed in the section titled 'Commitments, contingencies and legal proceedings' in the notes to our Consolidated Financial Statements, that have or are reasonably likely to have a material current or future effect on our financial position and results that is material to investors.

For additional information (also on our debt profile), please refer to the sections titled 'Financing - and Financial Instruments' and 'Commitments, contingencies and legal proceedings' in our Consolidated Financial Statements.

Available financing sources in 2006

We believe that our working capital and available financing resources will be sufficient to fund our present business requirement, including our budget capital expenditures. However, we expect to issue additional debt aimed at refinancing the upcoming redemptions in 2006. Our ability to effect such refinancing will be dependent upon our financial performance and market conditions at such time. We may also elect to redeem debt in advance of its scheduled redemption date. For more information on our debt profile, please refer to the section titled ‘Financing and Financial Instruments’ in our Consolidated Financial Statements.

Due to German Capital Maintenance Rules, we are obliged to keep certain funds available at E-Plus. As of December 31, 2005, we had cash and cash equivalents of approximately EUR 1,065 million, of which EUR 758 million at E-Plus.

In addition to the available cash and cash equivalents, cash flows from operations and cash flows from any further sales of non-core assets, we have the following financing resources available:

EUR 1.5 billion multi-currency revolving credit facility

We have a EUR 1.5 billion credit facility maturing on August 17, 2009 at our disposal. The credit facility can be used for general corporate purposes, working capital or refinancing of indebtedness of KPN or subsidiaries. As per December 31, 2005 we have temporarily drawn an amount of EUR 350 million on this facility.

Overdraft facilities

During the third quarter of 2005, we entered into four uncommitted overdraft facilities with four banks worth EUR 50 million each. These overdraft facilities have replaced the EUR 200 million Securitization Program.

Global Medium Term Note Program

In September 2005, we updated our EUR 10 billion GMTN program to meet new EU disclosure requirements. The available borrowing capacity as of December 31, 2005 under our EUR 10 billion Global Medium Term Note (GMTN) program (available since April 1997) amounted to EUR 4,553 million. The GMTN program contains no commitment from investors to provide funding to us. Funding will be available subject to market conditions and other factors at the relevant time.

Capital resources covenants

Our existing capital resources contain the following covenants, which could trigger additional financial obligations or early redemption of the outstanding indebtedness:

Our Eurobond 2001-2006 (EUR) and Eurobond 2001-2008 (GBP) contain a rating step-up provision which offers each note holder a 0.375% increase in the interest rate for each notch downgrade of our unsecured long-term debt below either Baa2 by Moody's or BBB by Standard & Poor’s, and a rating step-down provision which results in a 0.375% decrease in the interest rate for each notch upgrade (up to the initial interest rate).

Additionally, we may be required to redeem the outstanding notes early, in the event that:

  we consolidate with or merge into another entity (other than a merger of a subsidiary into KPN in which KPN is a continuing corporation) or convey, transfer or lease all or substantially all of our properties and assets to another person or entity without the prior approval by the note holders; and

  the rating assigned to the notes after giving effect to any such transaction is lower either than Baa3, in the case of Moody's, or BBB-, in the case of Standard & Poor’s.

As of December 31, 2005, the total outstanding amount under these bonds amounted to EUR 822 million.

In addition, many of our capital resources contain a covenant prohibiting us to enter into any amalgamation, demerger,

merger, corporate restructuring or reorganization, unless prior written consent has been given by the lenders or noteholders (e.g, as in the EUR 1.5 billion multi-currency revolving credit facility) or the resulting company assumes all of our rights and obligations with respect to the notes.

Financial and dividend policy

The Board has decided on a further optimization of KPN's capital structure taking into account KPN's experience of operating under its existing financial policy, KPN's current and expected trading, overall developments in the European telecommunications market and credit rating agency considerations with respect to KPN. We expect that the redefined financial policy will allow KPN to continue with its policy of accommodating an attractive dividend policy, whilst maintaining flexibility to grow and invest in its business.

Henceforth, KPN will seek to ensure that net debt to operating result plus depreciation, amortization and impairments remains within the range of 2 to 2.5 times. Furthermore, KPN intends to maintain a minimum credit rating of Baa2 (Moody's) and BBB (S&P). This ratio replaces the previous criteria to contain net debt to no more than twice the operating result plus depreciation, amortization and impairments, and to maintain a net interest coverage (defined as operating result plus depreciation, amortization and impairments divided by financial income and expenses) of at least 6 times.

Within the context of the new financial policy, KPN plans for a further EUR 1 billion of share repurchases, to be executed during 2006 subsequent to the pre-funding of scheduled (April and July) debt redemptions and only at a price which enhances value for the remaining shareholders.

KPN proposed to declare a cash dividend of EUR 0.45 per share in respect of the year ending December 31, 2005, of which EUR 0.13 was paid out as an interim dividend in August 2005. The proposed dividend will be presented for approval at the Annual General Meeting of Shareholders to be held on April 11, 2006 and, upon approval, paid out shortly thereafter.

Also, KPN intends to maintain its mid-term dividend policy according to which KPN expects to pay out a dividend between 35 and 50 per cent of its annual free cash flow, defined as net cash flow provided by operating activities minus capital expenditures.

KPN also intends that the total amount of dividend paid over the fiscal years 2006 and 2007 will at least be equal to the total amount of dividend paid over the fiscal year 2005 (EUR 950 million).

These policies may change and are based on a number of assumptions concerning future events and are subject to uncertainties and risks that are outside our control.

Information about market risk

As a result of our international operations, we are exposed to various kinds of market risks in the ordinary course of business. These risks include foreign currency exchange rate risks, interest rate risk, credit risk, legal risks and country risks.

We have established policies that deal with the use of derivative financial instruments in order to reduce foreign currency exposure and to manage our interest rate profile. Our centralized Treasury department matches and manages all intercompany and external foreign currency reported by our various business operations and group companies. Hedges are applied on a full coverage basis, when economically feasible. With regard to our interest rate risk exposure we establish periodically the desired mixture of fixed and floating interest rate liabilities. At December 31, 2005, approximately 61% of interest-bearing debts are subject to fixed interest rates. The Treasury department may enter into interest rate derivatives to modify the interest payments on the liabilities to the desired mixture.

Derivative financial instruments are used solely for the purpose of hedging underlying exposures. We are not allowed to enter into derivative financial instruments for speculative purposes.

Given our business profile, we have limited exposure to foreign exchange rates of currencies outside the euro zone. The cash and cash equivalents at December 31, 2005 are denominated in euro (99%), US dollar and other currencies (1%).

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

Back to content

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

KPN's significant accounting policies based on IFRS are set out on pages 106 to 112 of the Consolidated Financial Statements. The following discussions are based on IFRS and accounting principles generally accepted in the United States (US GAAP). For differences between our reporting under IFRS and US GAAP we refer to 'Information on US GAAP'.

The preparation of our financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts in our Consolidated Financial Statements, accompanying Notes and the Information on US GAAP.

We base our estimates about the carrying values of assets and liabilities that are not readily apparent from other sources on historical experience, independent valuations and various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following Critical Accounting Policies and Estimates affect our significant estimates, judgments and assumptions used in the preparation of our Consolidated Financial Statements and Information on US GAAP:

  impairments of goodwill and other long-lived assets;

  useful lives of long-lived assets and valuation of acquired assets;

  income taxes;

  pensions and other post-retirement benefits;

  provision for litigation and contingencies; and

  financial instruments.

Impairments of goodwill and other long-lived assets

The inherent management estimates and assumptions used in determining whether an impairment charge should be recognized are as follows:

  determining our cash generating units and reporting units;

  timing of impairments tests;

  projecting cash flows for determining recoverable amounts or fair values; and

  determining discount rates.

DETERMINING CASH GENERATING UNITS

Goodwill

Goodwill is allocated to cash-generating units (US GAAP reporting unit) for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

At December 31, 2005 our total goodwill under IFRS amounts to EUR 4,611 million (EUR 3,850 million under US GAAP). The allocation to cash generating units (or Reporting units under US GAAP) is shown below.

Amounts in millions of euro	Cash generating unit	Reporting unit	December 31, 2005	December 31, 2004

E-Plus	E-Plus	E-Plus	4,026	4,026
Telfort	KPN Mobile The Netherlands	KPN Mobile The Netherlands	489	-
BASE	BASE	BASE	28	28
Other			68	85
Total			4,611	4,139

Other goodwill is mainly related to assets held for sale (Xantic and certain SNT activities) and is tested per separate activity.

Other long-lived assets

In accordance with IFRS and US GAAP, we assess the impairment of intangible fixed assets (such as our licenses) and property, plant and equipment on the lowest cash generating unit. For the majority of our assets we determined that the segment level is the lowest cash generating unit, where the mobile activities are divided into the geographical areas Germany, The Netherlands and Belgium. Assets to retire or to sell are tested separately.

Until 2004 we performed separate impairment tests for our GSM and UMTS activities per geographical area. As from 2005, we believe that the cash flows from GSM and UMTS activities can no longer be determined largely independent from each other, while achieving reliable outcomes. The following developments are the basis for this conclusion:

  users switch between GSM and UMTS networks without noticing and without being invoiced separately;

  innovations like EDGE did gradually decrease the technical separation between GSM and UMTS;

  in some European countries (including Germany) the discussions have started to extend GSM licenses, which indicates that UMTS is not likely to replace GSM but will rather be complementary to GSM;

  GSM and UMTS networks use common infrastructure; and

  the business is managed and monitored as one integrated operation.

Timing impairment tests

Goodwill

Goodwill is tested on an annual basis, or in the case of a triggering event (see Other long lived assets).

Other long-lived assets

In accordance with IFRS and US GAAP, we assess the impairment of intangible fixed assets (such as our licenses) and property, plant and equipment. Factors that we consider important, which could trigger an impairment review, include the following:

  significant declines in the asset market value, more than would be expected as a result of the passage of time or normal usage;

  significant changes in the manner of use of the acquired assets or the strategy for our overall business;

  significant underperformance relative to expected historical or projected future operating results;

  regulatory developments affecting our business;

  significant adverse industry or economic trends; and

  significant obsolescence or physical damage of an asset.

When one or more of the above indicators of impairment exist, we review the recoverability of the carrying value of the assets.

PROJECTING CASH FLOWS

We believe that estimates of recoverable amounts, being the higher of value in use and fair value less cost to sell, are susceptible to change from one period to the next because they require management to make assumptions about future cash flows from sales, purchases and capital expenditures. In estimating future sales, we use our internal projections, which are developed based on our strategic plan for existing and new product offerings and expected average revenues per user, and customer base growth. Estimates of our future purchases and capital expenditures are developed based on our expected levels of revenue growth, the timing of the building and maintenance of our networks and potential changes in governmental regulations and requirements. The judgments underlying our projections can vary significantly from year to year due to economic or market conditions, technological advances, changes in the business or regulatory environment, or other factors outside our control. If our projections of cash flows change as a result of these factors, especially in our business models, our anticipated timeframe of the rollout of the UMTS network, communication technology or the regulatory environment, we may have to recognize additional impairment charges on goodwill, licenses and other long-lived assets. In certain cases we involve a third party valuation specialist to support us in estimating the underlying fair value taking into account market comparisons and recent transactions. In addition to the use of independent valuation firms, the Company performs internal valuation analysis and considers market information that is publicly available.

If the recoverable amount of the cash generating units is lower than the carrying value of the assets involved an impairment should be recognized.

DETERMINING DISCOUNT RATES

We determine the discount rate based on the time value of money, taking into account the risks specific to the cash generating units. In determining the discount rates we make use of market data for comparable companies and we involve a third party valuation specialist to support us in estimating the discount rates.

SENSITIVITIES

IFRS

Under IFRS we recognized the following impairment charges (and reversed charges) on our goodwill and other fixed assets in the years 2005 and 2004:

Amounts in millions of euro	2005	2004

Total impairments on goodwill	40	8

Total impairments (reversal) on licenses and other intangibles	4	-16

Total impairments and retirements on property, plant and equipment	34	24

Total impairments on financial fixed assets and non-current receivables	11	12

Total impairments	89	28

At December 31, 2005 the carrying value of the E-Plus related assets amounted to EUR 9,418 million. Based on our impairment analyses using a discount rate of 7.8% after tax, our conclusion was that there is no need for an impairment adjustment.

We also performed sensitivity analyses by using (1) a higher discount rate of 9% and by using (2) 10% less cash flows in our projections. Under IFRS each of these scenarios would individually not lead to an impairment.

Telfort was acquired in October 2005. We have performed a purchase price allocation leading to EUR 489 million of goodwill. On February 28, 2006, with the signing of Memoranda of Understanding with Ericsson and Huawei, we announced our decision of the full integration of KPN Mobile The Netherlands' and Telfort's networks. This decision will lead to accelerated depreciation and/or impairments of (some parts of) these networks and to accelerated amortization and/or impairments of (some of) our licenses. At year-end 2005, we estimate that the book value of the affected assets of Telfort and KPN Mobile The Netherlands amounted to EUR 450 million at maximum. We expect that this decision leads to savings of capital expenditures of several hundred million euros over the coming years.

US GAAP

Under US GAAP, we recognized the following impairment charges on our goodwill and other fixed assets in the years 2005, 2004:

Amounts in millions of euro	2005	2004

Total impairments on goodwill	33	1

Total impairments on licenses and other intangibles	11	-

Total impairments on property, plant and equipment	34	47

Total impairments and retirements on financial fixed assets	11	12

Total impairments	89	60

The US GAAP method differs in some aspects from the IFRS approach. If the fair value is lower than the book value then a hypothetical purchase price allocation is performed to determine the implied fair value of goodwill. This fair value of goodwill is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, an impairment is recorded for the difference.

For intangibles with a finite life the first step is to compare the undiscounted cash flows with the carrying value. If the undiscounted cash flows exceed the carrying value no impairment should be recognized. In any other case an impairment is recognized for the difference between the fair value and the carrying value of the asset.

At December 31, 2005, the carrying value of the E-Plus related assets amounted to EUR 10,010 million. Based on our impairment analyses using a discount rate of 7.8% after tax, our conclusion was that there is no need for impairment.

We also performed sensitivity analyses by using (1) a higher discount rate of 9% and by using (2) 10% less cash flows in our projections. Under US GAAP scenario (1) with a higher discount rate would require step two of the impairment test as the outcome of this value was approximately EUR 300 million lower than the carrying value of the assets related to E-Plus. We have not simulated step two of the US GAAP impairment test. Scenario (2) would not lead to an impairment under US GAAP.

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

The foregoing estimates and assumptions are inherently uncertain and subject to change, including as a result of factors outside our control. If the estimated useful life is shortened, we depreciate or amortize the remaining value of the asset over the revised remaining life of the asset. Likewise, if the anticipated technological or other changes occur more slowly than expected, the life of the group could be extended based on the life assigned to new assets added to the group. This could result in a reduction of depreciation and amortization expense in future periods. Our estimates of useful lives affect the amount of gains or losses reported on the disposal or retirement of long-lived assets.

Under IFRS, we recognized the following results on disposals or retirement of fixed assets:

Amounts in millions of euro	2005	2004

Impairments due to retirement of PP&E	34	24
Gains on sale of PP&E	18	17

VALUATION OF ASSETS FOR PURCHASE ACCOUNTING

By performing a purchase price allocation we allocate the cost of acquired companies to tangible and identifiable intangible assets and liabilities acquired by reference to their estimated fair values at the time of acquisition. The remaining amount is recorded as goodwill. Any value assigned to the identifiable assets is determined by reference to an active market, independent appraisal, or estimated by our management based on cash flow projections which include estimates and judgment regarding expectations for the economic useful lives of the products and technology acquired.

VALUATION OF ASSETS AT DEEMED COSTS

KPN elected the exemption (IFRS 1) to revalue certain of its fixed assets at the transition date, to its fair value and use this fair value as its deemed cost. KPN used the depreciated replacement cost method to determine this fair value. This relates to cables, which are part of property, plant and equipment within the Fixed division. At transition date the fair value adjustment amounted to EUR 567 million. At December 31, 2005, the remaining book value of the fair value adjustment amounted to EUR 415 million.

Income taxes

As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. The estimates are consistently applied under both IFRS and US GAAP. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from different treatment for tax purposes compared to IFRS, such as the valuation of our tangible fixed assets and provisions. These differences result in deferred tax assets and liabilities, which are recognized in the Consolidated Balance Sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is likely we recognize a deferred tax asset. To the extent the likelihood of a recovery of deferred tax assets changes, we include an expense or a gain within the tax charge in our Income Statement for the relevant period. Significant management judgment is required in the valuation of our deferred tax assets. We consider future taxable income projections, historical results and ongoing tax planning strategies in assessing the recoverability of deferred tax assets. In the event that actual results differ from these estimates due to future changes in income tax law or results from final review of our tax returns by tax authorities, we may need to adjust the valuation of our deferred tax assets, which could materially impact our financial position and results of operations.

Following an agreement with the Dutch tax authorities in 2004, we recognized a fiscal loss of EUR 6,000 million in The Netherlands related to the year ended December 31, 2002. We recognized a related deferred tax asset of EUR 2,070 million, based on the loss at a nominal tax rate of 34.5%. After deducting the taxation on the taxable results from 2002 through 2005, applying the carry back rules and the adjustment to the lower nominal tax rate in The Netherlands, the related deferred tax asset remaining at December 31, 2005 amounted to EUR 591 million. We expect a complete recovery of this asset before the end of 2007.

In 2005, we have adjusted the valuation of the deferred tax asset for corporate tax loss carry forwards of BASE by EUR 73 million to EUR 211 million. The adjustment was the consequence of an improved business case. In our analyses, we took into account a seven-year forecast.

Pensions and other post-retirement benefits

Retirement benefits constitute a current cost of our normal business operations but represent obligations that will not be definitively settled until far in the future. We have two pension plans: Stichting Pensioenfonds KPN and Stichting Ondernemingspensioenfonds KPN.

Pension costs are determined by actuarial valuations. These valuations include various assumptions like, employee turnover, discount rate, mortality, retirement age, expected return on plan assets, future wage increases and related indexation of the benefits. These assumptions are normally updated on an annual basis at the beginning of each fiscal year. Actual circumstances may vary from these assumptions, giving rise to a different pension liability, which could result in an additional gain or loss in our Consolidated Income Statement.

Changes in the related pension benefit costs may occur in the future due to changes in assumptions. The key assumptions used in computing our fiscal year 2005 pension benefit cost were a 4.5% discount rate, 6.6% expected return on plan assets and a 2.5% future wage increase. In 2005 our pension costs amounted EUR 172 million, compared to EUR 201 million in 2004. Our pension benefit cost is expected to decrease to approximately EUR 137 million in 2006, primarily the result of lower service costs due to a lower expected indexation of the pension benefits. A decrease in the discount rate of 0.5% point would have resulted in EUR 221 million pension cost for 2005.

Provision for litigation and contingencies

We exercise considerable judgment in recording our accrued liabilities and our exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities. We are a party to lawsuits, claims, investigations, and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. We review the current status of any pending proceedings with our legal counsel on a quarterly basis. Judgment is used in assessing the likelihood that a pending claim will succeed or a liability will arise and to quantify the possible range of the final settlement. In determining whether provisions are required with respect to pending or threatened litigations, management reviews the following:

  period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred;

  degree of probability of an unfavorable outcome; and

  ability to make a reasonable estimate of the amount of loss.

Upon considering the above items and other known relevant facts and circumstances, we recognize any loss that we consider more likely than not and reasonably estimable as of the balance sheet date. Actual results may differ materially from estimates.

Under US GAAP, we record an accrual for liabilities when a loss contingency is considered to exist and when a loss is considered probable and can be reasonably estimated. Because of the inherent uncertainties in this evaluation process, actual losses may be different from the originally estimated amount accrued.

Financial instruments

We believe the following estimates are critical:

  allocation of financial instruments to the categories: held to maturity, held for trading, available for sale, loans and receivables;

  determination of hedge effectiveness; and

  determination of fair value.

For further details, we refer to the section Financing and Financial Instruments in the Consolidated Financial Statements.

Recent accounting pronouncements

IFRS accounting pronouncements

In December 2004, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 4, 'Determining whether an Arrangement contains a Lease'. IFRIC 4 is an interpretation of the accounting standard leases and gives guidance on determining whether arrangements that do not take the legal form of a lease should be accounted for in accordance with the accounting standard regarding leases (IAS 17). This interpretation clarifies that an arrangement contains a lease if it depends on the use of a specific asset and conveys a right to control the use of that asset. We will apply this interpretation in reporting periods beginning January 1, 2006. We do not expect that this accounting pronouncement will have a material impact on our financial position or result of operations.

US GAAP accounting pronouncements

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, 'Accounting Changes and Error Corrections-a replacement of APB Opinion No. 20 and FASB Statement No. 3' (SFAS 154), which changes the requirement for the accounting and reporting of a change in accounting principle. SFAS 154 eliminates the requirement in APB Opinion No. 20, “Accounting Changes,” to include the cumulative effect of changes in accounting principle in the income statement in the period of change. Instead, to enhance the comparability of prior period financial statements. This statement requires that changes in accounting principles are retrospectively applied, unless directed otherwise by a new pronouncement. The standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 is not expected to have a material impact on our financial position or result of operations.

In June 2005, the FASB ratified the recognition and measurement guidance for specific retirement plans as described in Emerging Issues Task Force (EITF) 05-5, ' Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)'. The recognition and measurement guidance will be applied to the Alterszeit Early Retirement Arrangements within our subsidiary E-Plus in reporting periods beginning January 1, 2006. We do not expect that this accounting pronouncement will have a material impact on our financial position or result of operations.

In September 2005, the FASB ratified the guidance regarding the determination of the amortization period for leasehold improvements in operating leases as described in Emerging Issues Task Force (EITF) 05-6, ' Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination'. This guidance is effective for leasehold improvements purchased or acquired in reporting periods beginning after June 29, 2005. We do not expect that this accounting pronouncement will have a material impact on our financial position or result of operations.

In October 2005, the FASB Staff Position (FSP) regarding FSP No. FAS 13-1, 'Accounting for Rental Costs Incurred during a Construction Period', was issued. This FSP addresses that rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense and not capitalized. This guidance will be applied in reporting periods beginning January 1, 2006. We do not expect that this accounting pronouncement will have a material impact on our financial position or result of operations.

In November 2005, the FASB Staff Position (FSP) regarding FSP No. FAS 115-1 and FSP No. FAS 124-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments' was issued. This FSP addresses the determination as to when certain investments are considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This guidance will be applied in reporting periods beginning January 1, 2006. We do not expect that this accounting pronouncement will have a material impact on our financial position or result of operations.

Back to content

CORPORATE SOCIAL RESPONSIBILITY

KPN is committed to the community. Our services make a significant contribution to the Dutch economy by providing communications services which are indispensable for many people and companies. Because electronic communication brings people into contact without the need to travel, it helps to create a more sustainable society by reducing traffic and carbon dioxide emissions. We are conscious of the responsibilities our position in the community brings, which is why we believe in working in a sustainable way.

Our 2005 Sustainability Report, which will be available in April 2006 on our website (www.KPN.com), will report on this commitment. It will detail information on the sustainability efforts and results for all our activities, other than for SNT.

ENVIROMENTAL POLICY

We began to implement our 2005-2007 environmental policy in January 2005; its aim is to reduce energy consumption, carbon dioxide emissions and waste, and achieve a higher degree of waste separation.

SOCIAL POLICY

Our future rests on the quality and motivation of our people, our cost-effectiveness and our ability to keep pace with an increasingly competitive market. In 2005, we introduced our corporate values internally; they are:

  personal;

  trust; and

  simplicity.

We face a continuing need to decrease the number of people we employ while, at the same time, retaining and motivating those who will ensure our future competitiveness.

In 2005, we embarked on discussions with employees about their career prospects and agreed guidelines with our Central Works Council for assessing employees’ suitability for future job requirements. A new collective labor agreement, which links remuneration to performance, as well as a mobility agreement was agreed in principle in December 2005. During the year, we made efforts to improve the appraisal process. Our aim is for this to result in clear expectations and agreements on personal training and developments; in the distribution of skills across divisions; and in the retraining and reassignment of employees before severance is considered.

We introduced a variable pay plan, with group targets, in 2004 and the “on-target-performance” payout of 3.5%, with a ceiling of 5.5% of gross annual salary, was paid for the first time in 2005. We improved the plan in 2005: operational managers and the Central Works Council will, in future, be more closely involved and greater attention will be paid to communicating interim results.

During the year, we redesigned our retirement schemes to comply with new laws in The Netherlands, which cover early retirement, pre-pension plans and the right to save up leave. Because the new law includes penalties for retirement schemes that allow pre-pension before the age of 65, we have introduced structural retirement schemes that start at the age of 65.

At the year end, sick leave at KPN in The Netherlands was 4.6% (2004: 4.3%), at E-Plus 2.9% (2004: 2.9%) and at BASE 3.3% (2004: 4.3%).

Employment opportunities continued to be under pressure. Our workforce decreased by 1,458 full-time equivalents (FTEs) to 26,598 FTEs. The total number of FTEs is down from 28,056 at the end of 2004.

Mobility continues to be a key issue: it is still insufficient to achieve the required downsizing and workforce renewal. During 2005, we began negotiations with the Central Works Council and unions as part of the Collective Labor Agreement for 2006 and for the new Social Plan, which will allow a period of mobility before we start the necessary legal procedure to reduce staff levels. Employees selected for severance will receive higher financial compensation if they find employment elsewhere within their mobility period and our Mobility Shop will be outsourced to ensure that there is adequate preparation for prospects in the external labor market.

We fill management positions through executive development programs for talented employees to reach mainstream management positions as well as through recruitment. In 2005, we also launched a leadership development program for senior managers. A survey on the image of large employers, revealed that young graduates consider us to be one of the top 15 attractive employers in The Netherlands. To attract the best potential employees, in July 2005, for the first time for five years, we organized a highly successful Business Course and plan to organize similar events in 2006.

COMMITMENT TO SOCIETY

In addition to being a provider of commercial services, a large company such as ours is an employer and a stakeholder in society and we demonstrate our commitment to it in many ways. In 2005, we implemented our social commitment policy, which had been modernized in 2004 with the aim of using communications to reduce inequalities, particularly in healthcare and education, with a focus on the elderly and children.

Several of our employees are coaching secondary school pupils in The Hague. These volunteers help the students bridge the gap between education and work and between different social and cultural groups. We have set up a similar program specifically for well-educated Moroccan teenagers.

Our offer of three years’ free broadband Internet access for primary, secondary, vocational and adult education institutions in The Netherlands launched in March 2004, promotes the growth of the knowledge economy by creating opportunities for pupils to connect to the information society. Of 11,000 schools, more than 8,000 signed up for the offer, which has proved to encourage schools to invest in ICT.

In response to teachers’, parents’, special interest organizations’ and authorities’ pleas for advice and support from their Internet Service Provider in overseeing children’s use of the Internet, we launched two websites - www.mijnkindonline.nl and www.mijnleerlingonline.nl - in 2004, and published a book in 2005, to provide valuable tips. We will devote even more attention in 2006 to the responsible use, particularly by children, of new media, and have created a charitable foundation 'Mijn kind online'.

Our commitment to education extended to supporting the charity SchoolNet Africa when we agreed to give it all our used computers. We have, so far, donated thousands of computers and have promised to donate at least 10,000. This organization also is responsible for the Global Teenager Projects, which KPN has sponsored for several years. This project enables children worldwide to discuss topics such as human rights, music, nature and communications in digital classrooms.

KPN has a range of products and services for people that have a physical disability or for senior citizens. We launched a pilot project with a mobile text telephone service to make it easier for deaf and hard-of-hearing people to communicate. We also began to help senior citizens participate in the knowledge economy through a cooperation with Seniorweb, which enables people who did not grow up in the information age to explore and experience the possibilities computers offer. Access and training courses are designed for and by senior citizens. We have also introduced a number of user-friendly products including a special computer and mobile phone aimed at the elderly.

In September 2005, we asked our employees to choose one of four good causes. We will support the preferred choice, the Ronald McDonald children’s fund, for the coming two years, not only financially but, more importantly, by providing knowledge, products, services and advice on, for example, its telecoms organization. In addition, we donated the amount we saved by sending our 2005 seasonal greetings electronically to the children’s fund. Our Operations Fixed Net also supports children in deprived areas of Amsterdam by giving them ICT training.

Over the past few years, we have helped the victims of disasters that have occurred, including the free provision of our call center services to help the victims of the 2005 earthquake in Pakistan as well as a donation.

CODE OF CONDUCT

For details of the KPN Code of Conduct, please refer to the section headed “Corporate Governance - Compliance”.

Back to content

CORPORATE GOVERNANCE

Introduction

DEVELOPMENTS IN 2005
Compliance with the Dutch Corporate Governance Code

In 2005, we pursued a consistent policy to enhance and improve our corporate governance in line with the Dutch Corporate Governance Code (the 'Dutch Corporate Governance Code') that was published by the Tabaksblat Committee on December 9, 2003.

The Dutch Corporate Governance Code has its statutory basis in Book 2 of the Dutch Civil Code and applies to companies with their registered office in The Netherlands whose shares are listed on a stock exchange either domestically or abroad. The Dutch Corporate Governance Code is based on the apply-or-explain principle and is a considerable step forward for Dutch standards on corporate governance. The Dutch Corporate Governance Code defines a company as a long-term form of collaboration between the various parties involved. The Board of Management and the Supervisory Board have overall responsibility for considering the interests, generally with a view to ensure the continuity of the enterprise. In doing so, the Company endeavors to create long-term shareholder value and the Board of Management and Supervisory Board should take account of the interests of the different stakeholders.

We fully support the principles of the Dutch Corporate Governance Code and we are nearly fully compliant with its best practice provisions. It should be noted that we do not fully apply provisions II.1.1 (a management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time), if the Company, notwithstanding best practice provision II.2.1, grants unconditional options to management board members, it shall apply performance criteria when doing so and the options should, in any event, not be exercised in the first three years after they have been granted II.2.6 (a management board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the Company has not appointed a compliance officer, to the chairman of the supervisory board) and III.7.3 containing a similar rule for Supervisory Board members.

We apply provision II.1.1 as of 2004 meaning that Mr. Smits, who was appointed in April 2004, was appointed for a term of four years. We respect however the indefinite appointment term of Mr. Scheepbouwer and Mr. Demuynck, which is also laid down in their employment agreements, as we endorse the premise that existing agreements should be respected. Also due to this premise, we do not apply provision II.2.2 in full on the options we grant to Mr. Scheepbouwer. We agreed with him, at the time of his appointment, that our Supervisory Board could annually grant him unconditional options. As contractually agreed at the time of appointment, these stock options are not linked to performance. We do however apply provision II.2.1 (options to acquire shares are a conditional remuneration component, and become unconditional only when the management board members have fulfilled predetermined performance criteria after a period of at least three years from the grant date) to our other members of the Board Management. Under provisions II.2.6 and III.7.3, we require our members of the Supervisory Board and Board of Management to inform the compliance officer only once every year of their shareholding in Dutch listed companies (other than KPN) rather than every quarter. We do not believe that there is any merit in informing the compliance officer on a more regular basis, as it does not address the real issue at stake, being that members of these boards should dedicate sufficient tome to their primary function and should not have conflicting interests. Besides, it only increases the administrative burden on both the members of these boards as on the compliance officer. Our position vis-à-vis all best practice provisions is available on our website.

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

Other corporate governance requirements

We are listed on the New York Stock Exchange ('NYSE') and qualify as a foreign private issuer under the NYSE stock exchange rules. As such we need to disclose significant differences between NYSE's corporate governance requirements for U.S. issuers and our corporate governance practices in The Netherlands. An overview disclosing these differences is available on our website www.KPN.com under the section Investor Relations, Corporate Governance and Risk Management and Internal Control. In addition, on August 23, 2005 we affirmed to the NYSE without qualification that we have an Audit Committee meeting the requirements of SEC rule 10A-3 under the securities Exchange Act of 1934, as amended.

We are also listed on Euronext Amsterdam, the London Stock Exchange and the Frankfurt Stock Exchange.

Legal structure of the Company

Under Section 6, Part 4 of Book 2 of the Dutch Civil Code, the rules for large companies are mandatory for us. As such, we have a two-tier management structure with a Board of Management and a Supervisory Board. Among the powers vested in the

Supervisory Board is the power to appoint and remove members of the Board of Management. Some of the resolutions of our Board of Management are also subject to the approval of the Supervisory Board. As a result of a change in Dutch company law per October 1, 2004, shareholders rights have increased while the rights of the Supervisory Board have decreased. Under the new legislation, shareholders are entitled to approve decisions of the Board of Management that have a company transforming effect, to approve the remuneration policy and share (option) plans, to appoint members of the Supervisory Board upon proposal by the Supervisory Board, and to dismiss the Supervisory Board. On April 12, 2005, our Annual General Meeting of Shareholders approved the proposal to amend our articles of association, to reflect these changes.

Ongoing impact of the US Sarbanes-Oxley Act

Given our listing on the New York Stock Exchange, we have to comply with certain requirements of the U.S. Sarbanes-Oxley Act. During 2005, our compliance efforts focused on further improving our internal controls over our financial reporting. In March 2005, the SEC extended the deadline for compliance with the US Sarbanes-Oxley Act 404 by one year. As a consequence, KPN will have to comply with Section 404 of the US Sarbanes-Oxley Act for the financial year 2006.

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

According to our Articles of Association, our Supervisory Board must consist of at least five and not more than nine members. In 2005, our Supervisory Board consisted of seven members. Members of the Supervisory Board resign according to a schedule set by the Supervisory Board. They step down at the first General Meeting of Shareholders following their four-year term of office. Under the by-laws of the Supervisory Board, they can be reappointed twice, leading to a maximum term of office of twelve years. See the 'Report by the Supervisory Board' for the rotation schedule.

In 2005, the Supervisory Board, following consultation with the Annual General Meeting of Shareholders and the Central Works Council, updated its profile, defining the basic principles for the composition of the Supervisory Board. All nominees for the election to the Supervisory Board must fit within this profile. According to this profile, the Supervisory Board must be composed in such a way that members of the Supervisory Board are able to operate independently of each other and of the Board of Management.

The by-laws contain, among other things, rules regarding the members’ duties, powers, working methods, decision-making, approval of decisions by the Board of Management, training and conflict handling. The by-laws of the Supervisory Board were reviewed and renewed during 2005. The by-laws are available on our website www.KPN.com under the section Investor Relations, Corporate Governance.

Committees of the Supervisory Board

In 2005, three committees assisted the Supervisory Board: an Audit Committee, a Remuneration & Organization Development Committee and a Nominating & Corporate Governance Committee. The committees, which consist of members of the Supervisory Board, assist the Supervisory Board in its decision taking and report their findings to the Supervisory Board. The committees are not empowered to take decisions. The activities of the committees are governed by written charters, available on our website www.KPN.com under the section Investor Relations, Corporate Governance.

Audit Committee

The Audit Committee consists of three Supervisory Board Members, Mr. Eustace (Chairman), Mr. Streppel and Mr. Bischoff.

The Audit Committee's task is to supervise in particular the (quality of the) accounting and financial reporting practices, including quarterly and annual reporting, accounting and financial reporting policies and procedures, the (quality of the) internal control system and internal audit function, the independent external audit of the Financial Statements, the performance and evaluation of the external auditor and the compliance with relevant legislation and regulations. The task of the Audit Committee in the area of financial reporting and accounting practices is to provide reasonable assurance that the financial disclosures prepared by management adequately reflect KPN's financial condition, results of operations, cash flows and long-term commitments. We consider Mr. Eustace and Mr. Streppel to be our financial experts within the meaning of the Dutch Corporate Governance Code and Rule 10 A-3 under the Securities Exchange Act of 1934, as amended. All members of the Audit Committee are independent within the meaning of Rule

10A-3 and for purposes of the listing standards of the NYSE as they are applicable to KPN. For a discussion of the activities of the Audit Committee in 2005, see the 'Report by the Supervisory Board'.

Remuneration & Organization Development Committee

The Remuneration & Organization Development Committee consisted in 2005 of four Supervisory Board Members, Mr. Jager (Chairman), Mr. Halberstadt, Ms. Van Lier Lels and Mr. Risseeuw.

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

Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee consisted in 2005 of four Supervisory Board Members, Mr. Risseeuw (Chairman), Mr. Halberstadt, Mr. Jager and Ms. Van Lier Lels.
The task of the Nominating & Corporate Governance Committee is to assist the Supervisory Board with respect to the nomination of the Board of Management and the Supervisory Board and the oversight of development policies for senior management, as well as the Company's corporate governance policies. For a discussion of the activities of this committee in the year under review, see the 'Report by the Supervisory Board'.

BOARD OF MANAGEMENT

The Board of Management, supervised and advised by the Supervisory Board, manages our strategic, financial and organizational matters and appoints senior managers. The Supervisory Board appoints and discharges members of the Board of Management and establishes their individual remuneration within the boundaries of the remuneration policies approved by the Annual General Meeting (see the ‘Remuneration report’ below for more detailed information on remuneration) and the recommendations by the Remuneration & Organization Development Committee. On the basis of the Dutch Civil Code, our articles of association and the by-laws of the Board of Management, certain decisions of the Board of Management require the approval of the Supervisory Board. These decisions include approval of the annual plan and budget, approval of resolutions that exceed certain thresholds, expanding the business materially affecting the existing business and the closing down of business if this results in a material change for a considerable number of employees. A complete overview of such decisions is included in the by-laws of both our Supervisory Board and Board of Management which are available on our website www.KPN-corporate.com under the section Investor Relations, Corporate Governance. The by-laws of the Board of Management were reviewed and renewed during 2005.

In 2005, our Board of Management consisted of three members: the Chairman of the Board, the Chief Financial Officer and the Managing Director of the Mobile division.

The current members of our Board of Management are:

Name	Date of birth	Position	Appointed on
A.J. Scheepbouwer	July 22, 1944	Chairman of the Board and Chief Executive Officer	November 1, 2001
M.H.M. Smits	September 14, 1961	Member of the Board Chief Financial Officer	August 9, 2004 September 11, 2004
G.J.M. Demuynck	March 21, 1951	Member of the Board	January 1, 2003

Mr. A.J. Scheepbouwer was appointed Chairman of our Board of Management and Chief Executive Officer on November 1, 2001. As from December 23, 2004 he is, on an ad interim basis, also responsible for our Fixed division. The current employment contract of Mr. Scheepbouwer, which was due to terminate on the 1st of July, 2006, has been extended until ultimately the 1st of July, 2009. From 1976 to 1988, Mr. Scheepbouwer was President of the Airfreight division of Pakhoed Holding N.V. (Pandair Group). In 1988, he was appointed as Managing Director of PTT Post, then part of the Dutch national post and telecommunications operator, Koninklijke PTT Nederland N.V. In 1992, Mr. Scheepbouwer joined the Board of Management of Koninklijke PTT Nederland N.V. In June 1998, the mail, express and logistics activities were demerged from Koninklijke PTT Nederland N.V. and incorporated as a separate company, TPG N.V., of which Mr. Scheepbouwer became Chief Executive Officer. From June 1998 until September 9, 2001, he was a member of our Supervisory Board. He is currently chairman of the Supervisory Board of KPN Mobile N.V., member of the Supervisory Board of E-Plus Mobilfunk Geschäftsführungs GmbH, and chairman of the Supervisory Board of Havenbedrijf Rotterdam N.V.

Mr. M.H.M. Smits was appointed member of the Board of Management on August 9, 2004 and has been the Chief Financial Officer since September 11, 2004. He is former member of the Board of Management and Chief Financial Officer of Vendex KBB N.V. Before that he held various (financial) management positions at Unilever. He is currently member of the Supervisory Board of E-Plus Mobilfunk Geschäftsführungs GmbH, of the Supervisory Board of KPN Mobile N.V. and of the Supervisory Board of the Delta Lloyd Insurance Company.

Mr. G.J.M. Demuynck was appointed member of the Board of Management on January 1, 2003 and is responsible for our Mobile division and is managing director of KPN Mobile The Netherlands. He joined our Company from Royal Philips Electronics N.V., where he had been CEO of the Consumer Electronics Division since 2000. He has been with Philips since 1976 and worked for the Company in the USA as Vice-President Marketing Audio, in South Korea as the Chief Executive Officer of Philips Electronics South Korea, and in Hong Kong as General Manager Business Group Audio. He was appointed member of the Group Management Committee in April 2000 and was responsible for the Division of Consumer Electronics until December 31, 2002. He is currently Chairman of the Supervisory Board of E-Plus Mobilfunk Geschäftsführungs GmbH, Chairman of the Supervisory Board of Xantic B.V., member of the Supervisory Board of TomTom N.V. and member of the Advisory Council of Arthur D. Little. Mr. Demuynck will leave KPN on July 1, 2006 in connection with his acceptance of a management position with another company.

The business address of each of the members of the Board of Management is Maanplein 55, 2516 CK, The Hague, The Netherlands.

MANANGEMENT OF THE DIVISIONS

In 2005, Mr. A.J. Scheepbouwer was, on an ad interim basis, responsible for our Fixed division and Mr. Demuynck was responsible for our mobile operations. Mr. Eelco Blok has been appointed as Chief Operating Officer (COO) of our Fixed division as of January 1, 2006. The Fixed division and our mobile operations consist of several reporting units. In May 2005, we restructured our international mobile activities in Germany and Belgium, bringing them under the sole leadership of Mr. Stan Miller, who was the CEO of BASE, KPN's mobile operator in Belgium. For further information, please see "Information about the Company, Mobile division".

Management teams assist the responsible management of our divisions and they are responsible for achieving targets defined for the divisions and for organizing, managing and controlling business processes within the divisions. The divisions are required to observe our Business Control Framework governing such matters as financial accounting, investment decisions, cash management and internal control.

Managerial matters

COMPLIANCE

We significantly expanded our compliance efforts in 2005. We introduced a new Code of Conduct in April 2005 that sets out our standards and values. We are conscious of our social and ethical responsibilities and we wish to ensure that work practices across the Company are in strict compliance with the law and consistent with social and ethical norms. Our key values are: personal, trust and simplicity. We can be held accountable for our performance in this regard by all of our stakeholders (customers, shareholders, employees, business associates, competitors, environmental organizations, international business relations and the community in the widest sense). The Code of Conduct is available on our website.

To translate the Code of Conduct into practical terms for employees, we have introduced in recent years a number of separate codes to clarify our internal rules. These separate codes, which were updated in 2005, are bundled into four clusters:

  integrity;

  competition and telecommunication law;

  insider trading; and

  information security.

The integrity cluster contains rules for all our employees with respect to secondary employment outside KPN and also with respect to business transactions and business gifts. This cluster contains furthermore our Code of Ethics for our financial management, which sets rules to protect the integrity of our financial management. It applies to our Chief Executive Officer, Chief Financial Officer, the director of our Corporate Control Department and all other financial managers. We did not grant any waivers in 2005 under this code. The competition and telecommunication law cluster contains rules with respect to the use of customer information, anti-trust issues, retail offerings and wholesale issues. The insider trading cluster contains rules to prevent insider trading. The information security cluster contains rules with respect to the use of information regarding our Company and the use of information and communication tools provided to our employees. To complement the rules in the separate codes we have introduced three general guidelines: the whistleblower policy, the fraud policy and the protocol on integrity investigations. Pursuant to the whistleblower policy, employees can report questionable accounting or auditing matters or fraud to the Chairman of the Audit Committee. Any reports or complaints by employees under this code will be dealt with in strictest confidence and investigated promptly by management or the Chairman of the Audit Committee, as the case may be. In 2005, we introduced the KPN fraud policy. We promote consistent organizational behavior by providing guidelines and assigning responsibility for the development of controls that will aid in the detection and prevention of fraud against KPN (financial and telecom fraud and other inappropriate misconduct). Since 2002, the protocol on integrity investigations has been effective. Purpose of this protocol is to create the framework to prove or rule out the involvement of employees and/or third parties connected to KPN in violating internal or legal rules. We have communicated the updated Code of Conduct and the separate codes widely among our employees in 2005 in order to further increase awareness of these rules.

In 2005, we introduced a mandatory training program regarding competition and telecommunications law for an important number of our employees in the Fixed division. The objective of the training program was to increase the awareness and the knowledge of employees regarding competition and telecommunication law. The training program consisted of workshops, an in-house designed and tailor-made e-learning tool and an e-test. As the workshops gave the possibility to more in-depth discussions, they were focused on increasing knowledge of the relevant rules whereas the e-learning tool focused especially on increasing awareness.

We organized over 60 workshops of 2.5 to 3 hours each, which were attended by approximately 1,350 employees. These employees were selected to participate in these workshops as they encounter competition and telecommunications law issues on a fairly regular basis.

We are well on track with the training of the relevant employees via the e-learning module. These employees were selected to participate in the compliance training as they encounter competition and telecommunications law issues just now and then. The training was ended with an e-test by means of which the employees should show their comprehension of what was trained and to obtain a certificate of participation. We targeted the employees in our Fixed division first as the business in our Fixed division is more regulated than the business in our Mobile division. The training program will be extended to the employees of our Mobile division in 2006.

To comply with new Dutch insider trading legislation, we also introduced a new code that sets stricter rules for insider trading. All employees that we consider to be insider received this new code and an explanation of the new rules. We also organized a number of workshops with management and employees to give a further explanation of the new rules. During 2005, we furthermore accelerated our compliance efforts to increase awareness by a top-down approach in which management and employees were trained regarding the KPN rules on information security and company assets.

We appointed in 2005 a group Compliance Officer responsible for increasing compliance awareness. We also installed a Compliance Board that is responsible for coordinating the various compliance efforts we undertake. The Compliance Board is chaired by the group Compliance Officer.

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

We check employee awareness of the codes each year as part of the Annual Employee Satisfaction Survey.

INTERNAL RISK MANAGEMENT AND CONTROL SYSTEM

KPN has combined the existing elements of its internal risk management and control system in a Business Control Framework, including the relevant criteria for financial procedures, set forth in COSO (integrated internal control framework by the Committee of Sponsoring Organizations of the Treadway Commission). Some main elements of the Business Control Framework are:

  policies and procedures, which reporting units must comply to;

  a Code of Conduct and separate codes like a Code of Ethics for the financial function and the whistleblower procedure (please refer to 'Compliance' for further information);

  periodic risk analyses of the operational, financial, strategic and compliance objectives of our Company and an assessment of our internal control system to secure its effectiveness (for the most important risks identified, please refer to the section Risk Factors in this Annual Report);

  a financial planning and control cycle including monthly reviews with the CEO and CFO (please refer to 'Managerial Measures' for further information);

  Disclosure Committee with representatives from the main businesses and main corporate staff departments (please refer to 'Managerial Measures' for further information);

  the Internal Audit department, which plays an important role in assessing the quality and effectiveness of KPN's internal risk management and control system. The Internal Audit department conducts systematic and ad hoc audits. The audit findings are discussed with management of the related reporting units. Every quarter the main findings are reported to the Board of Management and the Audit Committee; and

  a tightening of our compliance procedures. For further information, please see the paragraph 'Compliance'.

Our internal risk management and control system cannot provide absolute assurance, but aims at a reasonable level of assurance, that realization of strategic and operational objectives is monitored, the financial reporting is reliable and where relevant applicable laws and regulations are complied to.

In accordance with the requirements of recommendation II.1.4 of the Dutch Corporate Governance Code and the recommendation of the Corporate Governance Code Monitoring Committee on the application thereof, the Board of Management, to the best of its knowledge, believes that, with regard to the financial reporting risks, our internal risk management and control systems provide a reasonable level of assurance that they do not contain material inaccuracies, have operated effectively in the year 2005 and that there are no indications that they will not operate properly in the current year. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements, inaccuracies, errors, fraud and non-compliance with laws and regulation. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

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

CONTROLS AND PROCEDURES STATEMENT UNDER THE SARBANES-OXLEY ACT

As discussed under the headings 'Ongoing impact of the US Sarbanes-Oxley Act' and 'Internal risk management and Control system', the Company has undertaken significant steps to improve the adequacy and effectiveness of its internal controls over financial reporting and the documentary evidence thereof in preparation for compliance with requirements of section 404 of the Sarbanes-Oxley Act of 2002. The scope of this project includes assessment of and, where necessary, strengthening the Company’s policies, procedures, systems and personnel with respect to financial reporting under both IFRS and US GAAP.

As of the end of the period covered by this report, the Company's management (with the participation of its Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to section 302 of the US Sarbanes-Oxley Act and Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the US Securities Exchange Act of 1934, as amended is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

MANAGERIAL MEASURES

The reporting units in the Fixed and Mobile division report their financial and operational performance on a monthly basis to the relevant director and his management team, with a copy to our CEO and CFO. The management of the reporting units also provides the director with a letter of representation, thereby representing the accuracy of the reporting and compliance with prescribed policies. The reports are checked and reviewed by the control departments of the respective divisions. The director reviews the performance of the reporting units on a monthly basis. The director, with the assistance of management of the reporting units, discusses (on a monthly basis) the performance of the division with our CEO and CFO. Our Corporate Control department assists our CEO and CFO in these discussions.

A Disclosure Committee, established in January 2003, evaluates disclosure and internal control procedures to ensure that relevant information on the Company is brought to the attention of the Board of Management. This Committee also examines reports and other materials that are to be issued externally to ensure that they are correct, timely and complete. The Disclosure Committee advises the Board of Management. This committee consists of the directors of Corporate Control, Corporate Treasury & Risk Management, Corporate Legal, Corporate Communications and Investor Relations, the Secretary to the Board of Management and the finance directors of the Fixed division and the Mobile operators and the director Internal Audit. The committee met on 11 occasions in 2005 and reviewed our disclosure controls and procedures, our internal controls and procedures and our public disclosures.

AUDITOR

Our external auditor is responsible for auditing the financial statements. Following recommendation by the Audit Committee and upon proposal by the Board of Management and the Supervisory Board, the General Meeting of Shareholders appoints each year the auditor to audit the financial statements of the current financial year. The external auditor reports to our Supervisory Board and Board of Management. The external auditor is present at the meetings of the Audit Committee and the Supervisory Board when our quarterly and annual results are being discussed.

At the request of the Board of Management and the Audit Committee, the Internal Audit department reviews in advance each service to be provided by the auditor to identify any possible breaches of the auditor’s independence. The Audit Committee pre-approves every engagement of our external auditor.

In 2005 and 2004, total fees from PricewaterhouseCoopers, our external auditor, amounted to:

Amounts in millions of euro	2005	2004

Audit fees	10.9	10.4
Audit-related fees	3.4	10.8
Tax fees	0.0	0.3
All other fees	0.3	0.2
Total	14.6	21.7

The audit fees include the aggregate fees billed in each of 2005 and 2004 for professional services rendered for the audit of our annual financial statements and annual statutory financial statements of subsidiaries or services that are normally provided by the auditor in connection with the audits and regulatory filings or engagements for those financial years. The audit-related fees include the aggregate fees billed in each of 2005 and 2004 for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit services. This includes advice with regard to the IFRS conversion and services related to Sarbanes-Oxley and revenue assurance projects. The tax fees mainly relate to tax compliance services. Other fees relate to permitted services not included in the above categories.

Shareholders’ rights

SHARE CAPITAL

Our authorized capital stock totals EUR 1,920,000,000, divided into 4 billion ordinary shares of EUR 0.24 each, one special share of EUR 0.48 and 3,999,999,998 Class B preferred shares of EUR 0.24. As of December 31, 2005, a total of 2,151,360,368 ordinary shares had been issued, plus the special share. In December 2005, we purchased the special share from the State. For further information, please see "The State of the Netherlands". We have agreed with the State to propose to the General Meeting of Shareholders to cancel the special share and remove the concept of a special share from our Articles of Association. Dutch laws prohibits us to cast a vote on shares we hold, including the special share. The ordinary shares and Class B preferred shares carry the right to cast one vote each; the special share carries the right to cast two votes. For a description of the preferred shares, please refer to the section titled 'Foundation for the Protection of KPN'. The ordinary shares are registered or payable to bearer. Shareholders may request the Company to convert their registered shares to bearer shares but not vice versa. The General Meeting of Shareholders has authorized the Board of Management to issue new shares. The present authorization of the Board of Management is valid until October 12, 2006. The Board of Management is authorized to issue new shares up to 10% of the issued share capital at the time of issue, plus an additional 10% in the event of a merger or takeover by KPN. Subject to the approval of the Supervisory Board, the Board of Management is also authorized to issue all non-issued Class B preferred shares in the event of a hostile take-over bid. Under Dutch law, the holders of ordinary shares generally have preemptive rights on the issue of new ordinary shares. Preemptive rights can be excluded under certain circumstances.

PURCHASE OF SHARES IN THE COMPANY’S OWN CAPITAL

The shareholders have authorized our Board of Management (until October 12, 2006) to purchase shares in the Company's own capital at a price of not less than EUR 0.01 and not more than the stock market price plus 10%. The stock market price is defined as the average of the closing prices in the five days of trading preceding the date of purchase. Any such purchase requires the approval of the Supervisory Board. If the purchase amounts to more than 1% of the total number of issued shares, the resolution also is subject to the approval of the holder of the special share. Votes may not be cast on purchased shares and they do not count towards determining the number of votes required at a General Meeting of Shareholders. However, purchased shares do carry a right to dividends. We may only purchase shares in our own capital if the shares are fully paid-up and the distributable part of the shareholders' equity is at least equal to the purchase price. We may not acquire or hold more shares with an aggregate nominal value exceeding 10% of our issued capital. On September 12, 2005, KPN has completed its EUR 250 million share repurchase program. During 2005, 244,916,137 shares were repurchased for an average price of EUR 7.28 per share, of which 5,166,000 shares repurchased for option plans. 153,341,137 shares have been repurchased via the secondary trading line instated for reasons of tax efficiency. On December 6, 2005, 181,039,631 shares were cancelled. As of December 31, 2005, 60,000,000 repurchased shares still had to be cancelled. On February 7, 2006, KPN announced plans for a further EUR 1 billion share repurchase program, to be executed during 2006, subsequent to the pre-funding of scheduled debt redemptions and only at a price, which KPN believes enhances value for the remaining shareholders.

ISSUER PURCHASE OF EQUITY SECURITIES

Period	Total number of shares repurchased	Average price paid per share in euro	Number of shares purchased as part of publicly announced programs	Maximum amount of share repurchases yet to be done under the programs (in millions of euro)
Settled in January 2005; purchased in 2004	894,631	7.01	894,631	485

2005:
January	-	-	-	485
February	-	-	-	485
March	32,475,000	7.02	32,475,000	757
April	44,000,000	6.77	44,000,000	459
May	47,300,000	6.55	42,134,000	183
June	27,454,072	6.65	27,454,072	-
July	-	-	-	-
August	18,000,000	7.56	18,000,000	114
September	14,792,434	7.70	14,792,434	-
October	-	-	-	-
November	-	-	-	-
December	60,000,000	8.47	-	-
Subtotal purchased in 2005	244,021,506	6.89	178,855,506	-
- of which purchased for option plans	5,166,000	6.38
Total settled in 2005	244,916,137	7.28	179,750,137	-

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Within six months of the end of a fiscal year, an Annual General Meeting of Shareholders is held at The Hague, Amsterdam or Groningen, where the discussion of the Annual Report and approval of the Financial Statements are put on the agenda. The Board of Management or the Supervisory Board convenes a meeting subject to advance notice of at least 15 days, which also fulfills the requirements of the NYSE (10 business days). Other General Meetings of Shareholders are held as often as the Supervisory Board or Board of Management deems necessary. One or more shareholders together representing at least 10% of the subscribed capital stock may request the Board of Management and the Supervisory Board, in writing, to convene a

General Meeting of Shareholders. If the Boards fail to organize such a meeting within six weeks, the District Court may authorize those shareholders to convene a General Meeting of Shareholders.

The Board of Management and the Supervisory Board determine the agenda of the General Meeting of Shareholders. Shareholders who individually or collectively represent at least 1% of the issued capital, or alone or in the aggregate, at least a value of fifty million euros (EUR 50,000,000) according to the Official Price List, have the right to propose items for the agenda. Such requests will be honored on the condition that grave interests of the Company do not dictate otherwise. The request must be submitted in writing at least 60 days prior to the date of the meeting. The Chairman of the Supervisory Board chairs the meeting.

Every shareholder has the right to attend a General Meeting of Shareholders in person or through written or electronic proxy, to address the meeting and to exercise voting rights. To exercise voting rights, holders of ordinary bearer shares must lodge their share certificates in the way specified in the notification convening the General Meeting of Shareholders. The record date stated in the notice convening the General Meeting shall not be earlier than the seventh day before the General Meeting. From the date of the lodging of the share certificates up to and including the record date, the share certificates may be blocked. Holders of ordinary registered shares must inform the Board of Management in writing of their intention to attend the meeting.

All resolutions at a General Meeting of Shareholders are passed on a simple majority of votes cast, with the provision that a majority of at least two-thirds of the votes cast is required for resolutions to reduce capital or restrict or exclude priority rights, or to designate a Company body with authority to do so, if proposed at the meeting at which less than half the issued capital is represented. Some resolutions additionally require the approval of the holder of the special share.

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

DIVIDENDS

Under the Articles of Association, the special share and Class B preferred shares carry preferred dividend rights. Subject to the approval of the Supervisory Board, the Board of Management will determine what proportion of the profit remaining after satisfaction of these preferred dividend rights will be appropriated to the reserves. The Board of Management may decide to allocate the complete remainder to the reserves. Any remaining profit resulting after this appropriation is available for distribution on the ordinary shares. The decision to pay out dividend is made by the General Meeting of Shareholders, upon proposal by the Board of Management with the approval of the Supervisory Board. In addition, the Board of Management may, subject to approval by the Supervisory Board and the holder of the special share, decide to pay out the entire dividend on ordinary shares in shares instead of in cash. Subject to Supervisory Board approval and certain legal requirements, the Board of Management may furthermore decide to pay out interim dividends on ordinary shares. Please refer to the section titled 'Information on the KPN share - Dividend Policy' for more information.

AMENDMENT OF THE ARTICLES OF ASSOCIATION; DISSOLUTION; LEGAL MERGER; DEMERGER; REDUCTION OF CAPITAL

The General Meeting of Shareholders may pass resolutions to effect a merger, split-up or dissolution of the Company or amend its Articles of Association only upon a proposal by the Board of Management. The Supervisory Board must approve such a proposal. An absolute majority of the votes cast is required to adopt such a shareholders' resolution. The shareholders' resolution must be approved by the holder of our special share (only when held by a third party) in case of a merger, split-up, or dissolution and certain amendments to our Articles of Association.

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
As of December 31, 2005, 57 ADR record holders held 11,528,996 ordinary shares in the form of American Depository Shares representing 0.54% of our outstanding ordinary shares.

RESTRICTIONS OF NON-DUTCH SHAREHOLDERS’ RIGHTS

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

Title of class	Identity of person or group	At February 28, 2006	At December 31, 2005	At December 31, 2004	At December 31, 2003
Ordinary shares	The State of The Netherlands	166,966,893 (7.8%)	166,966,893 (7.8%)	481,966,893 (20.7%)	481,966,893 (19.3%)
Ordinary shares	Capital Group International, Inc.	February 1: 255,941,080 (11.9%)	November 4: 239,155,060 (10.3%)	Unknown	Unknown
Ordinary shares	Capital Research and Management Company	February 6: 279,884,010 (13.0%)	November 10: 250,588,270 (10.7%)	Unknown	Unknown
Ordinary shares	Current members of our Board of Management and our Supervisory Board	Less than 0.01%	Less than 0.01%	Less than 0.01%	Less than 0.01%
Special share	The State of The Netherlands	-	-	1	1

As of December 31, 2005, 57 ADR record holders held 11,528,996 ordinary shares in the form of American Depository Shares representing 0.54% of our outstanding ordinary shares.

As of December 31, 2005, 21% of our outstanding ordinary shares was held by Dutch investors, including the State of the Netherlands (14% of the free float, i.e. disregarding the shares held by the State of the Netherlands).

THE STATE OF THE NETHERLANDS

The State of the Netherlands, referred to hereinafter as the State, represented by the Ministry of Finance, is a large shareholder in our Company. On December 7, 2005, the State announced the sale of 105 million shares in a block trade to ABN AMRO Rothschild and 60 million shares to the Company thereby reducing its shareholding in the Company to 7.8%. Following the sale of a large part of its shareholding the State announced the disposal of the special share and on December 16, 2005, we repurchased this special share for its nominal value of 48 eurocents, as provided for in the articles of association. At the same time the Heads of Agreement with the State, under which agreement the relation with the State as shareholder in our Company was co-ordinated, was terminated. At the Annual General Meeting of Shareholders on April 11, 2006, we will propose an amendment to the articles of association to cancel the special share. In the mean time, KPN will not sell or otherwise use the special share. The State has announced that it intends to sell the remainder of its KPN shares, subject to market conditions.

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

THE FOUNDATION FOR THE PROTECTION OF KPN (STICHTING BESCHERMING KPN)

The Foundation for the Protection of KPN (the 'Foundation') was organized to protect our interests and those of other stakeholders, such as shareholders and employees, by, among other things, protecting us from influences that may threaten our continuity, independence and identity. The independent members of the Board of the Foundation are Professor S.C.J.J. Kortmann (Chairman), Professor P. Bouw, Mr. H. Zwarts MBA and Mr. J. den Hoed RA (vice-Chairman). The Chairman of our Supervisory Board, Mr. A.H.J. Risseeuw, is also a member of the Board of the Foundation. Our Board of Management and the members of the Board of the Foundation share the view that the Foundation is independent from us in accordance with Appendix X to the Listing and Issuing Rules of the Stock Exchange of Amsterdam (Euronext).

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

The Committee meets several times each year to review KPN’s remuneration policy. The existing remuneration policy was adopted by the Annual General Meeting of Shareholders (‘AGM’) in 2004 and confirmed in 2005. No changes are foreseen for 2006, with the exception of the introduction of a share plan, replacing the current performance stock option plan. As the Board of Management is eligible to participate in this share plan, it is subject to the approval of the Annual General Meeting of Shareholders in line with the Dutch Corporate Governance Code. The 2004 AGM approval continues to be in effect for all policy elements, except for the Share Plan.

Any changes to the remuneration of the (individual) Board members in 2006 will be either in line with the remuneration policy, or will be put up for adoption or approval in accordance with the Dutch Corporate Governance Code, or any other relevant legislation.

This report describes the Company’s remuneration policy as applied in 2005 and provides an overview of the remuneration policy planned for the next financial year and consecutive years.

The report contains three sections:

  a summary of KPN’s 2005 remuneration policy and structure for the Board of Management, along with audited tables that provide details on all remuneration received per individual;

  a summary of remuneration received by the Supervisory Board; and

  an overview of KPN remuneration policy elements that may be reviewed in 2006.

Remuneration Policy 2005

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

Pay competitively. We benchmark remuneration levels against a peer group that includes European telecom operators and IT companies as well as AEX-listed companies. The complexity and size of the benchmark companies are taken into account and made comparable to KPN’s size and complexity through a methodology commonly used by independent remuneration experts (the list of companies is included below under ‘Employment market peer group’);

Pay for performance. We place emphasis on incentives designed to the Company’s long-term value-creation strategy.

To align remuneration with individual responsibility, experience and performance. Individual remuneration packages are designed for each member of the Board of Management.

Executive remuneration

The executive remuneration of the current members of the Board of Management is provided below.

		Annual compensation			Options granted 3
		Salary	Bonus paid 2	Total
A.J. Scheepbouwer 1
Chairman of the Board	2005	1,001,397	1,001,900	2,003,297	297,177
	2004	1,003,236	637,500	1,640,736	310,078
M.H.M. Smits 1
CFO	2005	423,828	104,761	528,589	115,330
	2004	169,372	-	169,372	42,708
G.J.M.Demuynck 1
Member	2005	453,828	348,255	802,083	123,568
	2004	455,555	450,000	905,555	110,635

Total current members	2005	1,879,053	1,454,916	3,333,969	536,075
	2004	1,628,163	1,087,500	2,715,663	463,421

  According to IFRS accounting principles service costs related to pension benefits amounted for Mr. Scheepbouwer EUR 0 in 2005 (EUR 0 in 2004), for Mr. Smits EUR

  84,700 in 2005 (EUR 22,500 in 2004) and for Mr. Demuynck EUR 174,200 in 2005 (EUR 174,100 in 2004). Costs recognized for options under IFRS amounted EUR 828,898 in 2005 (EUR 882,396 in 2004) for Mr. Scheepbouwer, EUR 117,053 in 2005 (EUR 16,681 in 2004) for Mr. Smits and EUR 395,498 in 2005 (EUR 281,542 in 2004) for Mr. Demuynck. Costs according to IFRS accounting principles do not reflect actual cash payments.

  Bonuses paid relate to the performance of the previous year.

  Number of options granted in a year.

Former Members of the Board of Management:

Name and position	Year	Annual Compensation		Severance payments	Total	Options granted 5
		Salary	Bonus paid 4
J.M. Henderson 1
CFO	2005	-	177,560	-	177,560	-
	2004	412,236	337,500	409,000	1,158,736	-
E. Blok 2
Member	2005	-	182,280	-	182,280	-
	2004	280,140	79,700	-	359,840	98,342
L. Roobol 3
Member	2005	-	-	-	-	-
	2004	379,984	262,500	-	642,484	-

Total former members	2005	-	359,840	-	359,840	-
	2004	1,072,360	679,700	409,000	2,161,060	98,342

  Mr. Henderson was CFO up to September 11, 2004, his employment contract ended December 31, 2004 and he was succeeded by Mr. Smits. According to IFRS accounting principles costs related to pension benefits amounted to EUR 154,800 in 2004, and costs related to options to EUR 153,754 in 2004.

  Mr. Blok joined the Board of Management on April 15, 2004 and resigned from the Board on December 23, 2004. According to IFRS accounting principles costs related to pension benefits amounted to EUR 39,600 in 2004, and costs related to options EUR 157,569 in 2004.

  Mr. Roobol resigned from the Board of Management on November 10, 2003 for health reasons. His employment contract ended November 30, 2004. According to IFRS accounting principles costs related to pension benefits amounted to EUR 109,100 in 2004, and costs related to options to EUR 260,492 in 2004.

  Bonuses paid relate to the performance of the previous year.

  Number of options granted in a year.

Base salary 2005

There were no base salary increases in 2005.

Short-term incentives: Bonus 2005

The CEO receives a target bonus opportunity equal to 100% of base salary, and at maximum performance, 150% of base salary. For the other members of the Board of Management, the target bonus is equal to 60% of base salary, and the maximum bonus is 100% of base salary. If performance is below a certain minimum threshold, there is, in principle, no pay-out. However, the Supervisory Board has discretion in establishing the final bonus payment, e.g. by taking into account achievements of management that created value for the company, but which were not reflected in the bonus items. Performance targets are ambitious and in line with company strategy. Target pay-out will be achieved at target performance. Performance between target and maximum level or between target and the minimum threshold level will result in a pay-out that is determined according to linear formulas. The maximum pay-out is pre-defined.

The short-term bonus is linked to a combination of performance measures at corporate and divisional level. At the corporate level, revenues and net income before tax is used. At divisional level, customer satisfaction is used for the Fixed Division and revenue market share is used for the Mobile Division in combination with operating result for the respective divisions. The applicable divisional performance measure depends on each Board member’s specific responsibilities, typically on a 50/50 basis of division versus corporate results, as determined each year by the Supervisory Board.

Performance is determined as follows:

  revenues, operating result and net income before tax are derived from the audited Consolidated Financial Statements;

  customer satisfaction is based on independent surveys; and

  revenue market share is based on publicly available information together with the Company’s own records and calculations.

KPN considers these measures and targets to be adequate, as they are solid indicators of the Company’s financial health and consistent performance, and they are in line with KPN’s strategy and may be considered a strong indication for the Company’s future success.

For the bonus over 2005, which is to be paid-out in 2006, performance on revenues at corporate level was close to the minimum threshold level while performance on net income before tax well exceeded the maximum level. The performance on revenue market share for the Mobile division is expected to be close to the maximum level. The final calculation can only be made if all relevant competitors in The Netherlands, Germany and Belgium have published their results. For the Fixed Division, customer satisfaction was between the target level and the minimum threshold. Provisionally, bonuses over 2005 would amount to approximately EUR 1,000,000 for Mr. Scheepbouwer, EUR 275,000 for Mr. Smits and EUR 365,000 for Mr. Demuynck and will be reported on in our Annual Report and Form 20-F over 2006.

The Supervisory Board ensures each year that the targets set are quantifiable and stretching but realistic. Specific quantitative performance targets cannot be disclosed due to their commercially sensitive nature.

Long-term incentives: stock options 2005

KPN shareholders approved the Company’s stock option plan at the Annual General Meeting on April 15, 2004. The conditional long-term incentive stock option plan reflects the Company’s focus on long-term sustainable value creation and meets the requirements of the Dutch Corporate Governance Code, among others by linking the right to exercise the options to attaining a pre-set and measurable performance target.

The relative importance of the long-term incentive, as a part of the total remuneration package, did not change in 2005.

The option grant in 2005 was based on a target grant level equaling 60% of base salary for members of the Board of Management, and 106% of base salary for the CEO. These levels were established using the binomial valuation method. Options vest in three years and expire in eight years, except for the options of the CEO, which expire after 5 years. The use of the binomial valuation method is in line with the requirements of IFRS 2. The use of the binomial valuation method instead of the Black Scholes valuation method (which was used in 2004) does not constitute a material change in value, and was therefore not put up for approval to the AGM.

The conditionally granted stock options vest after three years, subject to whether the Company achieves a pre-set level of Total Shareholder Return (representing stock appreciation plus dividend pay-out) relative to a peer group of telecommunications companies with which we compete. The companies in the peer group have not changed during 2005. The list of companies is included below under ‘Relative Total Shareholder Return peer group´.

The vesting of performance stock options is based on KPN’s ranking among peer companies at the end of the performance period. The following vesting schedule is applied to performance options:

Position	Vesting %
Position 16 to 13	No vesting takes place
Position 12 to 9	50% of the options vest
Position 8 to 5	100% of the options vest
Position 4 to 1	200% of the options vest

The following table summarizes information about options granted to members of the Board of Management, options exercised by them during 2005, and unexercised options held by them per December 31, 2005. Options issued in 2005 carry an entitlement to one KPN share.

	Grant date	Number of options per January 1, 2005	Number of options granted in 2005 (1)	Number of exercisable options	Options exercised during the year	Number of options per December 31, 2005	Expiration date	Exercise price in euro
Scheepbouwer	04-14-2005	-	297,177	297,177	-	297,177	04-13-2010	6.73
	04-16-2004	310,078	-	310,078	-	310,078	04-15-2009	6.45
	05-13-2003	319,865	-	319,865	-	319,865	05-12-2008	5.94
	04-26-2002	385,356	-	385,356	-	385,356	04-25-2007	6.49

Smits	04-14-2005	-	115,330	-	-	115,330	04-13-2013	6.73
	08-09-2004	42,708	-	-	-	42,708	08-08-2012	6.07

Demuynck	04-14-2005	-	123,568	-	-	123,568	04-13-2013	6.73
	04-16-2004	110,635	-	-	-	110,635	04-15-2012	6.45
	01-02-2003	150,000	-	150,000	-	150,000	01-01-2008	7.79
	05-13-2003	45,000	-	45,000	-	45,000	05-12-2008	5.94

Total		1,363,642	536,075	1,507,476	-	1,899,717

1 The options granted to the CEO represent 5% of the total number of options granted in 2005. For the other Board members, they represent 2% each.

The exercise price of the options equals the market value of KPN's share on the grant date. These options are performance related; and the numbers mentioned are on the basis of 100% vesting. As contractually agreed at the time of appointment, the stock options for the CEO are not linked to performance. This was disclosed in 2003 and approved by shareholders in 2004.

Refer to the Notes to the Financial Statements for a description of the option plans.

Pensions 2005

Pensions are administered by the KPN pension fund, the Stichting Ondernemingspensioenfonds KPN

The CEO receives a defined benefit pension based on a final pay structure with the following characteristics:

  retirement age is 65, but the CEO has the right to retire at 62 upon a 12 month notice period;

  attainable pension equals 70% of last fixed salary.

The defined benefit pension of the CEO has been fully funded already.

Other members of the Board of Management participated in 2005 in a hybrid pension plan, which combines a base defined benefit career-average component with a supplementary defined contribution component. The following summarizes the main characteristics of the plan in 2005:

  defined benefit indexed career-average module up to a maximum salary level of EUR 45,378 and age-related defined contribution module for salary levels above EUR 45,378;

  the deductible to allow for State retirement benefits equals EUR 12,492;

  the annual accrual rate in the career average module equals 2%;

  normal retirement age is 62;

  pensionable earnings consist of base salary, holiday allowance and the variable short-term bonus (limited to 70% of base salary);

  temporary defined benefit career-average pension between retirement age 62 and age 65. Annual accrual rate of 2% of deductible (EUR 12,492); and

  spouse’s pension is insured on a risk premium basis. At retirement, the employee may convert part of the accrued retirement benefit into a post-retirement spouse’s benefit.

The committee has reviewed the current pension provision in the light of legislative changes as per January 1, 2006, and associated market developments. The result of this review indicated that KPN’s pension-plan benefits for the Board of Management did not exceed the typical market practice at median level in the pre-2006 market.

A new pension plan is to be introduced for the Board of Management. This plan will be effective from January 1, 2006. Future Board of Management members will be eligible for the pension plan as outlined below:

  retirement age 65;

  defined contribution, no defined benefit elements;

  contributions according to a contribution table calculated over pensionable salary: base salary minus social security offset (EUR 11,400 for 2005);

  the contribution percentage table is based on the fiscal defined contribution table that corresponds with a retirement age of 65, an underlying accrual rate assumption of 2.25% and a survivors pension accrued, but payment deferred; and

  death in service benefits will be insured separately by means of risk premiums.

As a transitional arrangement, the current members of the Board of Management will continue to participate in the existing pension plan, with an adjustment of the retirement age from age 62 to age 65, and consequently:

  for the defined benefit module an annual accrual rate of 2.25%; and

  for the defined contribution module a contribution table based upon an underlying accrual assumption of 2.25%.

Loans 2005

Company policy does not permit loans to members of the Board of Management.

Employment Contracts

TERMS OF EMPLOYMENT

In 2005, we reached an agreement with Mr. Scheepbouwer on the extension of his employment contract until July 1, 2009. As disclosed in the press release of August 15, 2005 the terms of mr Scheepbouwer's extended contract remain unchanged with the exception of the retirement bonus of EUR 2.5 million, which he would receive on departure on July 1, 2006. Under the revised arrangement, this amount will be payable in full on the date of actual termination of his employment. This retirement bonus was partially accrued for in 2005.

Members of the Board of Management have entered into an employment contract for an indefinite period of time. New members of the Board will be appointed for a period of four years, which is consistent with the Dutch Corporate Governance Code.

NOTICE PERIODS

Current members of the Board of Management must provide a three-month notice if they choose to leave the Company. The Company must provide six-months notice when terminating a Board of Management member’s employment.

SEVERANCE ARRANGEMENTS

Severance payments for the CEO and members of the Board of Management are aligned with the Dutch Corporate Governance Code. The Supervisory Board can in its discretion deviate from the one-year limitation.

Stock ownership 2005

The tables below show the shares held by current members of our Supervisory Board and Board of Management.

SUPERVISORY BOARD

Number of shares
	December 31, 2005	December 31, 2004
A.H.J. Risseeuw	34,101	34,101
D.G. Eustace	-	-
M. Bischoff	-	-
V. Halberstadt	-	-
D.I. Jager	45,000	30,000
M.E. van Lier Lels	-	-
J.B.M. Streppel	-	-
Total	79,101	64,101

BOARD OF MANAGEMENT

Number of shares
	December 31, 2005	December 31, 2004
A.J. Scheepbouwer	52,147	52,147
G.J.M. Demuynck	-	-
M.H.M. Smits	15,500	15,500
Total	67,647	67,647

Share ownership relates to normal shares, constituting one vote in the AGM per share.

Supervisory Board Remuneration 2005

The Committee has the formal responsibility to review, and if appropriate, recommend changes to remuneration for the Supervisory Board. Any recommended changes to Supervisory Board remuneration must be submitted to the Annual General Meeting of Shareholders for approval.

The Committee decided to adjust the Supervisory Board remuneration per 2005. This adjustment was approved by the AGM on April 12, 2005. It is the company's policy to pay at the median level of the relevant reference market, and was based on the increased responsibilities of the Supervisory Board.

The current annual remuneration for the Chairman of the Supervisory Board is EUR 60,000. Annual remuneration for Supervisory Board members is EUR 45,000. Committee fees are determined on an annual basis.

Shareholdings in the Company held by Supervisory Board members serve as a long-term investment in the Company and help align their interest with those of our other shareholders. No Supervisory Board member is granted stock options or shares as a form of remuneration. No stock options were held by a Supervisory Board member in the Company. As a policy, the Company does not provide loans to its Supervisory Board members.

The table below shows the remuneration payable to current and former Supervisory Board members as from April 12, 2005 on an annual basis (and 2004).

REMUNERATION OF THE SUPERVISORY BOARD

Membership fees Amounts in euro on annual basis	As from April 12, 2005	2004 and 2005 (until April 12, 2005)
Chairman	60,000	48,000
Member	45,000	37,000

The table below reflects fixed committee fees as from April 12, 2005 on an annual basis.

Amounts in euro	As from April 12, 2005	2004 and 2005 (until April 12, 2005)
Chairman Audit Committee	15,000	10,000
Member Audit Committee	10,000	7,000
Chairman Remuneration & Organization Development Committee	5,000	700 - 900 per meeting
Member Remuneration & Organization Development Committee	3,500	700 - 900 per meeting
Chairman Nominating & Corporate Governance Committee	5,000	700 - 900 per meeting
Member Nominating & Corporate Governance Committee	3,500	700 - 900 per meeting

Actual fees received in 2005 by each member of the Supervisory Board are reflected below.

Amounts in euro			2005			2004
	Membership fees	Committee fees	Total	Membership fees	Committee fees	Total
Risseeuw (Chairman)	56,646	9,624	66,270	48,000	3,500	51,500
Bischoff	42,764	10,661	53,425	37,000	4,550	41,550
Eustace	42,764	15,102	57,866	37,000	10,000	47,000
Halberstadt	42,764	7,843	50,607	37,000	2,800	39,800
Jager	42,764	12,124	54,888	37,000	4,500	41,500
Van Lier Lels	42,764	8,543	51,307	37,000	3,770	40,770
Streppel	42,764	9,161	51,925	37,000	7,000	44,000

Members receive an additional fee if a meeting is held in a country other than where the member resides.

Plans for 2006 and beyond

There will be no major changes to the remuneration policy in 2006. The Committee will decide during 2006 whether to recommend adjusting base salaries for any individual Board member to the Supervisory Board. Any such adjustments will be consistent with the Company’s remuneration policy.

If any, changes to the bonus and long-term incentive plan shall be in line with the company’s remuneration policy, and will be put before the AGM for adoption (bonus) or approval (share-based plans), pursuant to what is required based on the Dutch Corporate Governance Code and legislation.

PERFORMANCE SHARE PLAN

KPN will introduce a Performance Share Plan ('PSP') in 2006, which reflects market developments and is perceived as an attractive remuneration element. This plan will replace the existing Performance Stock Option Plan. The PSP will be put up for approval at the Annual General Meeting of Shareholders in 2006 as the Board of Management will be eligible to participate in the PSP. The value of this element of pay for each individual will not change. KPN will purchase shares to cover any obligations deriving from the plan.

Based on the PSP, shares are awarded to participants, under the condition that, after a three year period:

(i) a pre-set performance condition is met, and

(ii) the employee is still employed with KPN.

The performance condition is relative Total Shareholder Return. Vesting occurs subject to the same conditions as previously described for the Option Plan. The PSP design is in line with the Dutch Corporate Governance Code.

The PSP further emphasizes the pay for performance culture at KPN, creates alignment between management and shareholders, and encourages retention of key employees.

As participants will be obliged to hold on to the (net number of) shares obtained upon vesting of the Performance Shares for a period of at least two years, the PSP further increases share ownership, and therefore shareholder alignment among KPN’s top management. An exception to the two-year holding period is made with respect to shares that were sold at vesting to cover the tax obligation on the vested shares.

EMPLOYMENT MARKET PEER GROUP

We benchmark KPN’s remuneration policy and levels against a peer group of European telecom operators and IT companies as well as AEX-listed companies. Changes in the peer group (compared to 2004) were made only on the basis of companies becoming unqualified to serve as a peer group company (e.g. due to a merger or de-listing). The combination of companies in the peer group reflects the reality that KPN’s growth strategy extends beyond the Dutch market. We want to attract and retain the most talented and experienced managers from throughout the European telecom or IT sector. At the same time, we recognize that KPN is a Dutch company headquartered in The Netherlands. Consequently, remuneration decisions also need to reflect developments at other Dutch AEX-listed companies (excluding companies active in the financial industry sector) and the interests of KPN’s stakeholders in The Netherlands.

The European employment market peer group includes:

Atos Origin	Portugal Telecom SA
Belgacom	TDC A/S
BT Group Plc	Swisscom
Capgemini	Telenor Group ASA
Deutsche Telekom	TeliaSonera AB
France Télécom

The Dutch employment market peer group includes:

Akzo Nobel	Royal Ahold
ASML Holding	Royal Dutch / Shell
Buhrmann	Royal Philips Electronics
DSM	SBM Offshore
Getronics	TNT

Hagemeyer	Unilever
Heineken	Vedior
Numico	VNU
Reed Elsevier	Wolters Kluwer

The Dutch Employment market of KPN consists of AEX-listed companies, excluding financial institutions. As compared to 2004, Van der Moolen and Logica CMG were removed from the peer group, as they are no longer listed on the AEX. Vedior was added to the peer group, as it entered the AEX in 2005 (and it does not qualify as a financial institution).

RELATIVE TOTAL SHAREHOLDER RETURN PEER GROUP
BT Group Plc	Swisscom
Carso Global Telecom	TDC A/S
Deutsche Telekom	Telecom Italia Spa
France Télécom	Telefónica S.A.
O2	Telenor
Mobistar	TeliaSonera AB
NTT DoCoMo Inc.	Vodafone Group Plc
Portugal Telecom SA

The only change in the TSR peer group is the replacement of mmO2 with O2.

Due to recent developments TDC and O2 may need to be taken out of the TSR peer group. The Remuneration Committee will decide in 2006 whether this is appropriate. In case any company should need to be taken out of the TSR peer group, such company will be replaced with a new company. The Remuneration Committee will ensure that the change in peer group will not make targets easier to achieve.

The Company will be ranked based on its total return to shareholders, relative to the Total Shareholder Return of the peer group. Independent external specialists will analyze KPN’s TSR performance against the peer group to determine vesting after the three-year ”vesting period”. The final ranking (and thus the vesting of stock options) will be audited by the external auditor at the end of the performance period.

The peer group used for Relative Total Shareholder Return reflects the relevant competitive market in which we compete for investor preference. This peer group is different from the employment market peer group, which is used to determine remuneration levels for the CEO and members of the Board of Management.

The reference groups may change if an individual company no longer qualifies to be taken into account. Any change to the performance peer group will not make targets easier to meet.

Members of the Remuneration & Organization Development Committee:

D.I. Jager (Chairman)

V. Halberstadt

M.E. van Lier Lels

A.H.J. Risseeuw

Back to content

REPORT BY THE SUPERVISORY BOARD

The Supervisory Board would like to set out a number of views on strategic matters relevant to its role of exercising supervision over and providing support to the Company's management. This Report furthermore describes the main activities and the composition of the Supervisory Board in 2005.

GENERAL OBSERVATIONS

The telecommunications sector is rapidly evolving into a communications and entertainment business, where voice, Internet, television, fixed and mobile are all converging. New and global competitors - from cable operators to service providers such as Microsoft and Google, have emerged and have a fundamental impact on the business models deployed in the telecommunications industry.

In this challenging environment, the Company met its targets for 2005 on all metrics, testament to the quality of the strategy the Company deployed to ensure that its business model evolves to meet the challenges of today and of the future. The transformation of the Company will continue, not only in response to, but also in anticipation of ever more rapidly evolving technological advancements and the commercial opportunities these present.

The wider strategic picture is equally challenging. Some observers foresee active portfolio plays within the industry. In this environment, the Supervisory Board strongly supports management's belief that, in the context of the changing industry dynamics, significant value remains to be unlocked. Key objectives are long-term value creation and enhancement of return while mitigating risk. We believe that a strong focus on the continued execution of the 'attack, defend and exploit' strategy announced in March 2005 will help to achieve these objectives. Furthermore, the revised financing framework is aimed at enabling the Company to continue to maximize value and returns to shareholders while also providing flexibility to invest in value accretive growth areas of KPN’s business. We believe that this will help deliver the best-balanced result and value for all stakeholders of the Company.

KPN competes for capital in a global market. Globally, shareholders are showing an interest in deeper involvement in the companies in which they invest. Recognizing their importance as providers of funding to the company, KPN is facilitating an increase in voting participation by providing adequate and timely information, by providing internet voting methods as an alternative to traditional voting methods and by ensuring that potential obstacles such as blocking of shares by custodian banks are removed.

Activities of the Supervisory Board during 2005

In 2005, the Supervisory Board met on eleven occasions, of which seven were regularly scheduled meetings and the remaining four were ad hoc meetings (by telephone) on specific topics that required urgent attention. Most meetings were held jointly with the Board of Management. Throughout the year, the Chairman of the Supervisory Board and individual members were in close contact with the Chief Executive Officer, the Chairman of the Audit Committee was in close contact with the Chief Financial Officer. The attendance of Supervisory Board meetings was 92% (99% for regularly scheduled meetings, 79% for ad hoc meetings).

During its meetings and contacts with the Board of Management, the Supervisory Board discussed such topics as the Company's strategy, the results achieved and plans for next periods, strategic decisions that required the approval of the Supervisory Board, the functioning and remuneration of the Board of Management and all other relevant matters brought to its attention. In reviewing proposals, the Supervisory Board discussed with the Board of Management the business case for the proposal, the risks involved and possible alternatives to the proposal. In particular, the Supervisory Board undertook the following activities during 2005.

In January 2005, the Supervisory Board reviewed and endorsed the findings of the committee that was established to review whether additional measures were required following the investigation into irregularities with respect to certain discounts granted to business customers of our Fixed division. Furthermore, the merger of SNT with KPN was approved.

In February, the results of the fourth quarter of 2004, the 2004 annual results and the Annual Report, including the "302 statement", were approved upon deliberation. In that same meeting, an update of the Company's strategy (attack, defend and exploit) was discussed. The Supervisory Board was of the opinion that this updated strategy fitted the current status of the Company and the market and therefore endorsed it. Upon reviewing the Company's financing, the Board approved further share buy backs, reviewed the dividend policy and recommended the 2004 dividend to the shareholders for approval at the Annual General Meeting of Shareholders. Finally, the remuneration of members of the Supervisory Board and the nomination for re-appointment of Mr. Risseeuw and Ms. Van Lier Lels were approved for submission to the Annual General Meeting of Shareholders.

In April, the main topic of discussion was the simplification of the group structure. In May, the results of the first quarter as well as the intended restructuring of the international mobile activities were discussed. The Supervisory Board approved the acquisition of Telfort in June, following deliberation of the merits thereof with the Board of Management.

In August, the results of the second quarter were reviewed and an interim dividend of EUR 0.13 per share as well as a further share buy-back program were approved. Upon the advice of the Nominating and Corporate Governance Committee and the Remuneration and Organization Development Committee the Supervisory Board approved the extension of the employment contract with Mr. Scheepbouwer.

In September, a full day meeting was used to discuss the strategy of the Company. During this meeting, the Supervisory Board discussed updates from an investor, market and technology perspective and the consequences thereof for the existing strategy, as well as the risks involved in this strategy. In October, the Supervisory Board met to discuss certain rumors in the press on a possible interest by Telefónica in acquiring the Company.

In November, the results of the third quarter were discussed. In December, the Supervisory Board reviewed and approved the 2006 annual plan and the Company's financing. It furthermore reviewed the Company's corporate governance and updated the by-laws and regulations of the Board and its Committees in line with current developments. Following the discussion with the General Meeting of Shareholders and the Central Works Council, the profile of the Supervisory Board was approved. A share repurchase from the State of the Netherlands and the subsequent purchase of the special share were approved, as was the acquisition of Nozema.

Throughout the year, the Supervisory Board received training on such topics as technology (All-IP) and legal obligations on disclosure of information. In its December meeting, the Supervisory Board evaluated its own performance, as well as that of the Board of Management and its members in the absence of the Board of Management.

Committees of the Supervisory Board

The Supervisory Board had three Committees in 2005: the Audit Committee, the Remuneration & Organization Development Committee and the Nominating & Corporate Governance Committee. More information on the tasks of these committees is provided in the chapter titled 'Corporate Governance'. All three Committees met separately throughout the year. Their main considerations and conclusions were shared with the full Supervisory Board.

AUDIT COMMITTEE

The Audit Committee consisted in 2005 of three Supervisory Board Members, Mr. Eustace (Chairman), Mr. Bischoff and Mr. Streppel. In 2005, the Audit Committee held seven meetings. During those meetings, the Audit Committee reviewed and discussed the 2004 annual results, Annual Report and Form 20-F including the report of the Disclosure Committee, as well as the quarterly results, the financial position, budgets and projections, and the quarterly reports of the internal and the external auditor. Updates on the internal control framework and risk management systems were discussed during most meetings of the Audit Committee. In addition, the progress on implementation of the Sarbanes Oxley Act was monitored throughout the year. The financial framework of the Company and the financial controls, including the authorizations in the Company, were discussed extensively. In March, a separate meeting of the Audit Committee was held in which it was updated on relevant topics within its scope of responsibility (including such topics as the reporting process, the Company's compliance program, taxation, IT, and the internal processes of the external auditor.) Further updates on these topics were given in subsequent meetings. The Committee evaluated its own performance and effectiveness. The Audit Committee held separate meetings with the external auditor, which was also present during most regular meetings.

REMUNERATION & ORGANIZATION DEVELOPMENT COMMITTEE

The Remuneration & Organization Development Committee has four members, Mr. Jager (Chairman), Mr. Risseeuw, Mr. Halberstadt and Ms. Van Lier Lels. In 2005, the Remuneration & Organization Development Committee met five times. The Committee reviewed the Company's remuneration strategies, its policies, and the implementation of the short and long-term programs. It adjusted base salaries and established bonus targets for 2005. It also reviewed the Company's pension plans in the context of broader changes in The Netherlands. It also set target option levels for the Board of Management. Finally, it engaged management in setting up enhanced Organization Development systems and discussed management development for management levels below board level. Further details on the activities of the Remuneration & Organization Development Committee are provided in the 'Remuneration Report'.

NOMINATING & CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee of the Supervisory Board has four members: Mr. Risseeuw (Chairman), Mr. Halberstadt, Mr. Jager , and Ms. Van Lier Lels. The purpose of the Nominating and Corporate Governance Committee is to recommend individuals to the Supervisory Board for nomination as members of the Board of Management, to support the Supervisory Board in adopting high standards and practices for the corporate governance structure, to lead the Board of Management in its periodic review of its performance, and to oversee the Company’s activities in the areas of environmental and corporate responsibility.

The Nominating and Corporate Governance Committee met five times during 2005, and discussed, among others a vacancy on the Board of Management, the remuneration of the Supervisory Board, trading by directors and stock repurchasing, the extension of the contract of the CEO and the evaluation of top executives as well as the continuity in top management.

Changes in the Board of Management

The composition of the Board of Management did not change in 2005. In August, the Company reached agreement with Mr. Scheepbouwer on the extension of his employment contract until 1 July 2009. In February 2006, Mr. Demuynck announced his resignation from the Company per 1 July 2006 in connection with his acceptance of a management position with another company.

Changes in the Supervisory Board

At the 2005 Annual General Meeting of Shareholders, Mr. Risseeuw and Ms. Van Lier Lels stepped down from the Supervisory Board, as they had both reached the end of their four-year term. In consultation with the Board of Management and the Central Works Council, the Supervisory Board nominated Mr. Risseeuw for reappointment. The position of Ms. Van Lier Lels was subject to the enhanced right of recommendation of the Central Works Council, which recommended to the Supervisory Board to nominate Ms. Van Lier Lels for reappointment. The Supervisory Board adopted this recommendation. The Annual General Meeting of Shareholders of April 12, 2005 decided to reappoint both Mr. Risseeuw and Ms. Van Lier Lels for a new term of four years.

Mr. Jager, Chairman of the Remuneration and Organization Development Committee is due to step down from the Supervisory Board, as he will reach the end of his four-year term in 2006. Mr. Jager has indicated his availability for reappointment. The Supervisory Board, in consultation with the Board of Management and the Central Works Council, will nominate Mr. Jager for reappointment at the Annual General Meeting of Shareholders on April 11, 2006.

Independence

In its December meeting, the Supervisory Board concluded that all members of the Supervisory Board were independent from the Company within the meaning of the Dutch Corporate Governance Code: the composition of the Supervisory Board was such that the members were able to act critically and independently of one another and of the Board of Management and any particular interests. In this respect also refer to the section 'Related Party Transactions'.

Financial Statements

The Financial Statements for the year ended December 31, 2005 were prepared by the Board of Management and discussed by the Supervisory Board. The Report of Independent Auditors of PricewaterhouseCoopers Accountants N.V. is included in the Financial Statements.

The Supervisory Board recommends to the Annual General Meeting of Shareholders to adopt these Financial Statements, including the proposed cash dividend of EUR 0.45 per share.

Finally, the Supervisory Board would like to thank all shareholders for their trust in the Company and all employees and management for their dedication and effort.

The Hague, February 28, 2006

A.H.J. Risseeuw

D.G. Eustace

M. Bischoff

V. Halberstadt

D.I. Jager

M.E. van Lier Lels

J.B.M. Streppel

Composition of the Supervisory Board

The current members of the Supervisory Board are:

Name	Date of birth	Start of term	End of term
A.H.J. Risseeuw (Chairman)	November 9, 1936	May 2, 2001; April 12, 2005*	2009
D.G. Eustace (Vice-Chairman)	July 3, 1936	April 27, 2000; April 15, 2004*	2008
M. Bischoff	April 22, 1942	May 12, 2003	2007
V. Halberstadt	June 16, 1939	May 11, 1995; April 29, 1999*; May 12, 2003*	2007
D.I. Jager	April 30, 1943	April 25, 2002	2006
M.E. van Lier Lels	October 19, 1959	May 2, 2001; April 12, 2005*	2009
J.B.M. Streppel	October 11, 1949	May 12, 2003	2007

* Re-appointed

A.H.J. Risseeuw (1936)

Mr. Risseeuw was reappointed as member of the Supervisory Board in 2005 and his term expires in 2009. He is the Chairman of the Supervisory Board since September 10, 2001. He chairs the Nominating & Corporate Governance Committee and is a member of the Remuneration & Organization Development Committee. He has held various management positions with Dutch international companies and is the former President of Getronics N.V. He is Chairman of the Supervisory Boards of Groeneveld Groep B.V. and Intergamma B.V. and a member of the Supervisory Boards of Heineken N.V., TNO and Blokker Holding B.V. Mr. Risseeuw is a Dutch citizen.

D.G. Eustace (1936)

Mr. Eustace was reappointed as member of the Supervisory Board on April 15, 2004 and his term expires in 2008. Mr. Eustace is the Vice Chairman of the Supervisory Board since September 10, 2001, and he chairs the Audit Committee. He is the former Vice Chairman of the Board of Management and Chief Financial Officer of Royal Philips Electronics N.V. He is the Chairman of the board of Smith & Nephew Plc., Chairman of the Supervisory Board of AEGON N.V., Vice Chairman of the Supervisory Board of Hagemeyer N.V. and a member of the Advisory Council of Rothschild. Mr. Eustace is a British and Canadian citizen.

M. Bischoff (1942)

Dr. Bischoff was appointed as member of the Supervisory Board on May 12, 2003 and his term expires in 2007. He is a member of the Audit Committee. Dr. Bischoff, a former member of the Management Board of DaimlerChrysler, is Chairman of the Board of Directors of the European Aeronautic Defence and Space Company (EADS) N.V. He is Chairman of the Supervisory Board of DaimlerChrysler Luft- und Raumfahrt Holding A.G., a member of the Supervisory Boards of Fraport AG, Gerling Konzern Versicherungs-Beteiligungs-AG, SMS GmbH and J.M. Voith AG and a non-executive member of the Board of Directors of Nortel Networks Corp., Nortel Networks Ltd. and Unicredit. Dr. Bischoff is a German citizen.

V. Halberstadt (1939)

Mr. Halberstadt was reappointed as member of the Supervisory Board on May 12, 2003 and his term expires in 2007. He is a member of the Remuneration & Organization Development Committee, as well as the Nominating & Corporate Governance Committee. Mr. Halberstadt is a professor of Economics at Leiden University. He is a member of the Supervisory Boards of TNT N.V. and Het Concertgebouw N.V., International Advisor of Goldman Sachs Group Inc. and non-executive director of PA Holdings Ltd and RHJ International S.A. Mr. Halberstadt previously served amongst others as President of the International Institute of Public Finance, Crown-member of the Social and Economic Council and chairman of the DaimlerChrylser International Advisory Board. Mr. Halberstadt is a Dutch citizen.

D.I. Jager (1943)

Mr. Jager is a member of the Supervisory Board since 2002 and his term expires in 2006. Mr. Jager is the Chairman of the Remuneration & Organization Development Committee, and a member of the Nominating & Corporate Governance Committee. He held various management positions at Procter & Gamble in Europe, Asia and the United States and was Chairman of the Board, President and/or Chief Executive Officer from January 1995 through June 2000. He currently is an independent consultant and private investor. Mr. Jager is Chairman of the Supervisory Board of Royal Wessanen N.V. and serves on the Boards of Eastman Kodak Inc., Chiquita Brands International Inc., HealthPro Brands, Inc. and Polycom Inc. as a non-executive board member. Mr. Jager is both a US and Dutch citizen and resides in the United States.

M.E. van Lier Lels (1959)

Ms. Van Lier Lels was reappointed as member of the Supervisory Board in 2005 and her term expires in 2009. She is a member of the Remuneration & Organization Development Committee, as well as the Nominating & Corporate Governance Committee. She has held various management positions with Dutch international companies and is the former Chief Operating Officer of Schiphol Group. She is a member of the Supervisory Boards of United Services Group N.V. and Delft University of Technology. She is a member of the Audit Committee of the Algemene Rekenkamer and a member of the Innovation Platform. Ms. Van Lier Lels is a Dutch citizen.

J.B.M. Streppel (1949)

Mr. Streppel was appointed as member of the Supervisory Board on May 12, 2003 and his term expires in 2007. He is a member of the Audit Committee. He currently is a member of the Executive Board and Chief Financial Officer of AEGON N.V. and a member of the Supervisory Board of Van Lanschot N.V. He is a member of the Committee of Listed Companies of Euronext (Amsterdam), Chairman of the Shareholders Communication Channel and a member of the Monitoring Committee Corporate Governance Code. Mr. Streppel is a Dutch citizen.

Back to content

FINANCIAL STATEMENTS

Back to content

KONINLIJKE KPN N.V 2005 CONSOLIDATED FINANCIAL STATEMENTS

Back to content

To the General Meeting of Shareholders of Koninklijke KPN N.V.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying Consolidated Balance Sheets of Koninklijke KPN N.V. and its subsidiaries as of December 31, 2005, January 1, 2005 and December 31, 2004 and the related Consolidated Income Statements, of Cash Flows and of Changes in Group Equity for each of the two years in the period ended December 31, 2005, as set out on pages 97 to 153. These Consolidated Financial Statements are the responsibility of the Board of Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Koninklijke KPN N.V. and its subsidiaries as of December 31, 2005, January 1, 2005 and December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the EU.

International Financial Reporting Standards as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the notes to the Consolidated Financial Statements, under the heading ‘Information on US GAAP’.

As discussed in the Notes to the Consolidated Financial Statements (under Opening Balance Sheet at January 1, 2005), Koninklijke KPN N.V. changed its accounting for financial instruments and non-current assets held for sale and discontinued operations effective January 1, 2005.

The Hague, February 28, 2006

PricewaterhouseCoopers Accountants N.V.

R. Dekkers RA

Consolidated Income Statement

Amounts in millions of euro, unless otherwise stated	2005	2004

Revenues [1]	11,811	11,746
Other income [2]	125	73
Total	11,936	11,819

Own work capitalized	-112	-147
Cost of materials	1,044	984
Work contracted out and other expenses	4,075	3,911
Employee benefits [3]	1,441	1,706
Depreciation, amortization and impairments [4]	2,376	2,190
Other operating expenses [5]	764	530
Total operating expenses	9,588	9,174

Operating profit	2,348	2,645

Finance income [6]	44	70
Finance costs [6]	-566	-674
Other financial results [6]	-25	15
Share of the profit of associates and joint ventures [12]	13	1

Profit before income tax	1,814	2,057

Income taxes [7]	-360	-300
Profit for the year	1,454	1,757

Profit attributable to minority shareholders [21]	17	50
Profit attributable to equity holders [20]	1,437	1,707

Earnings per share after taxes attributable to equity holders for the year in euro [8]
- basic	0.66	0.72
- fully-diluted basis	0.65	0.71

[..] Bracketed numbers refer to the related Notes to the Consolidated Financial Statements, which form an integral part of these Consolidated Financial Statements.

For Related parties, reference is made to 140-141.

Back to content

Consolidated Balance Sheet

ASSETS
Amounts in millions of euro	Dec. 31, 2005	Jan. 1, 2005 1)	Dec. 31, 2004

NON-CURRENT ASSETS

Intangible assets [10]
Goodwill	4,571	4,139	4,139
Licenses	4,198	4,320	4,348
Software	303	173	173
Other intangibles	329	35	35
Total intangible assets	9,401	8,667	8,695

Property, plant and equipment [11]
Land and buildings	769	788	814
Plant and equipment	6,883	7,360	7,391
Other tangible non-current assets	212	214	214
Assets under construction	474	555	560
Total Property, plant and equipment	8,338	8,917	8,979

Investments in associates and joint ventures [12]	26	17	17
Financial assets [13]	-	-	146
Derivative financial instruments [27]	17	28	-
Deferred tax assets [7]	1,348	1,677	1,606
Trade and other receivables [14]	49	118	235

Total non-current assets	19,179	19,424	19,678

CURRENT ASSETS
Inventories [15]	130	188	190
Trade and other receivables [16]	2,179	2,161	2,242
Available-for-sale financial assets [17]	5	169
Derivative financial instruments [27]	-	9	-
Cash and cash equivalents [18]	1,033	2,158	1,551
Total current assets	3,347	4,685	3,983

Non-current assets and disposal groups held for sale [19]	176	121	-

TOTAL ASSETS	22,702	24,230	23,661

[..] Bracketed numbers refer to the related Notes to the Consolidated Financial Statements, which form an integral part of these Consolidated Financial Statements.

For Related parties, reference is made to 140-141.

1) KPN applies IAS 32, 'Financial Instruments: Disclosures and Presentation', IAS 39, 'Financial Instruments: Recognition and Measurement', and IFRS 5, 'Non-current Assets Held for Sale and Discontinued Operations' as from January 1, 2005.

LIABILITIES
Amounts in millions of euro	Dec. 31, 2005	Jan. 1, 2005 1)	Dec. 31, 2004

GROUP EQUITY
Share capital	517	559	559
Share premium	14,117	15,307	15,307
Other reserves	-787	-280	-138
Retained earnings	-8,771	-9,320	-9,317
[20]Equity attributable to equity holders	5,076	6,266	6,411
Minority interests [21]	28	145	145
Total Group equity	5,104	6,411	6,556

NON-CURRENT LIABILITIES
Borrowings [22]	7,238	6,787	7,821
Derivative financial instruments [27]	716	1,074	-
Deferred tax liabilities [7]	2,229	2,184	2,184
Provisions for retirement benefit obligations [23]	1,320	1,577	1,577
Provisions for other liabilities and charges [24]	396	315	315
Other payables and deferred income [25]	292	360	360
Total non-current liabilities	12,191	12,297	12,257

CURRENT LIABILITIES
Trade and other payables [26]	2,951	2,851	2,881
Borrowings [22]	2,020	2,126	1,659
Derivative financial instruments [27]	7	146	-
Current tax liabilities	261	197	197
Provisions for other liabilities and charges [24]	77	111	111
Total current liabilities	5,316	5,431	4,848

Liabilities directly associated with non-current assets and disposal groups classified as held for sale [19]	91	91	-

TOTAL EQUITY AND LIABILITIES	22,702	24,230	23,661

[..] Bracketed numbers refer to the related Notes to the Consolidated Financial Statements, which form an integral part of these Consolidated Financial Statements.

For Related parties, reference is made to 140-141.

For Commitments and contingencies, reference is made to 137-139.

1) KPN applies IAS 32, 'Financial Instruments: Disclosures and Presentation', IAS 39, 'Financial Instruments: Recognition and Measurement', and IFRS 5, 'Non-current Assets Held for Sale and Discontinued Operations' as from January 1, 2005.

Back to content

Consolidated Cash Flow Statement

Amounts in millions of euro	2005	2004

Profit before income tax	1,814	2,057

Adjustments for:
- Net finance cost	547	589
- Share-based compensation	9	31
- Share of the profit of associates and joint ventures	-13	-1
- Depreciation, amortization and impairments	2,376	2,190
- Other income	-125	-73
- Non-cash revenues	-26	-
- Changes in provisions (excluding deferred taxes)	-248	-63

Changes in working capital relating to:
- Inventory	64	-74
- Trade receivables	21	18
- Prepayments and accrued income	70	76
- Other current assets	37	90
- Accounts payables	-38	-135
- Accruals and deferred income	-218	-143
- Current liabilities (excluding short-term financing)	64	10

Received dividends	7	-
Taxes received (paid)	-24	8
Interest paid	-484	-623
Net Cash flow provided by operating activities	3,833	3,957

Acquisition of subsidiaries, associates and joint ventures (net of cash)	-1,036	-77
Disposal of subsidiaries, associates and joint ventures	10	-
Investments in intangible assets	-223	-134
Investments in property, plant and equipment	-1,186	-1,557
Disposals of intangible assets	3	6
Disposals of property, plant and equipment	31	77
Disposals assets held for sale and other	195	111
Net cCash flow used in investing activities [28]	-2,206	-1,574

Share repurchase	-1,697	-1,009
Dividends paid	-890	-796
Shares purchased for option plans	-33	-33
Exercised options	31	28
Proceeds from borrowings	1,350	1,120
Repayments of borrowings	-1,662	-1,950
Proceeds from interest-bearing current liabilities	-17	1
Net Cash flow used in financing activities [29]	-2,918	-2,639

Changes in cash and cash equivalents	-1,291	-256

Net Cash and cash equivalents at the beginning of the year [18]	1,551	1,807
Exchange rate differences	1	-
Changes in cash and cash equivalents	-1,291	-256
Net Cash and cash equivalents at the end of the year [18]	261	1,551
- of which debit cash balances	804	615
Cash and cash equivalents [18]	1,065	2,166
- of which held for sale	32	8

[..] Bracketed numbers refer to the related Notes to the Consolidated Financial Statements, which form an integral part of these Consolidated Financial Statements.

For Business combinations and other changes in consolidation, reference is made to page 136.

Back to content

Consolidated Statement of Changes in Group Equity

Amounts in millions of euro	Number of subscribed shares	Share capital [20]	Share premium [20]	Other reserves [20]	Retained earnings	Attribu-table to equity holders	Minority interests [21]	Total Group Equity

Balance as of Jan. 1, 2004	2,490,996,877	598	16,268	-123	-10,208	6,535	185	6,720

- Profit for the year	-	-	-	-	1,707	1,707	50	1,757
- Currency translation and other adjustments	-	-	-	-1	-1	-2		-2
Total recognized income 2004	-	-	-	-1	1,706	1,705	50	1,755

Share-based compensation	-	-	-	-	31	31	-	31
Exercise of options	-	-	-	28	-	28	-	28
Shares repurchased (including for option plans)	-	-	-	-1,042	-	-1,042	-	-1,042
Shares cancelled	-161,596,876	-39	-961	1,000	-	-	-	-
Dividends paid	-	-	-	-	-796	-796	-	-796
Dividend tax	-	-	-	-	-52	-52		-52
Acquisition of minority interests (SNT)	-	-	-	-	-	-	-90	-90
Other changes	-32	-	-	-	2	2	-	2
Total changes	-161,596,908	-39	-961	-14	-815	-1,829	-90	-1,919

Balance as of Dec. 31, 2004	2,329,399,969	559	15,307	-138	-9,317	6,411	145	6,556

Change of accounting policies:
- First-time adoption IAS 39	-	-	-	-213	-3	-216	-	-216
- Tax effect	-	-	-	71	-	71	-	71
Balance as of Jan. 1, 2005	2,329,399,969	559	15,307	-280	-9,320	6,266	145	6,411

- Cash flow hedges, net of taxes	-	-	-	11	-	11	-	11
- Realized profit on available-for-sale financial assets	-	-	-	-23	-	- 23	-	-23
- Currency translation and other adjustments	-	-	-	9	2	11	-	11
- Net income recognized directly in equity	-	-	-	-3	2	-1	-	-1
- Profit for the year	-	-	-	-	1,437	1,437	17	1,454
Total recognized income 2005	-	-	-	-3	1,439	1,436	17	1,453

Share-based compensation	-	-	-	-	9	9	-	9
Exercise of options	-	-	-	28	3	31	-	31
Shares repurchased (including for option plans and repurchase costs)		-	-	-1,784	-	-1,784	-	- 1,784
Shares cancelled	-181,039,631	-43	-1,209	1,252	-	-	-	-
Shares issued (acquisition SNT)	3,000,031	1	19	-	-	20	-	20
Dividends paid	-	-	-	-	-890	-890	-	-890
Dividend tax	-	-	-	-	-12	-12	-	-12
Acquisition of minority interests (KPN Mobile NV/SNT)	-	-	-	-	-	-	-134	-134
Total changes	-178,039,600	-42	-1,190	-504	-890	-2,626	-134	-2,760

Balance as of Dec. 31, 2005	2,151,360,369	517	14,117	-787	-8,771	5,076	28	5,104

[..] Bracketed numbers refer to the related Notes to the Consolidated Financial Statements, which form an integral part of these consolidated financial statements.

Back to content

General notes to the Consolidated Financial Statements

General Information

Koninklijke KPN N.V. and its subsidiaries offer telecommunications services to both consumers and business customers. Our core activities are telephony and data services through our fixed network in The Netherlands, mobile telecommunications services in Germany, The Netherlands and Belgium and data services in Western Europe.

The Company was incorporated in 1989 and is domiciled in The Netherlands. The address of its registered office is Maanplein 55, 2516 CK The Hague.

Our shares are listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

The financial statements 2005 of Koninklijke KPN N.V. are approved for issue by both the Supervisory Board and the Board of Management on February 28, 2006. The financial statements are subject to adoption by the Annual General Meeting of Shareholders on April 11, 2006.

The Supervisory Board         Board of Management

A.H.J. Risseeuw                  A.J. Scheepbouwer

D.G. Eustace                      M.H.M. Smits

M. Bischoff                        G.J.M. Demuynck

V. Halberstadt

D.I. Jager

M.E. van Lier Lels

J.B.M. Streppel

Adoption of IFRS

Koninklijke KPN N.V. has adopted International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and interpretations issued by the International Accounting Standards Board ("IASB") as adopted by the EU ("EU-IFRS"), as its primary accounting basis for its Consolidated Financial Statements as from January 1, 2005, following the adoption of Regulation No. 1606/2002 by the European Parliament on July 19, 2002. For KPN, there are no differences between EU-IFRS and IFRS since the carve-out sections are not applicable for KPN.

Until 2004, KPN prepared its Consolidated Financial Statements in accordance with Generally Accepted Accounting Principles in The Netherlands ("Dutch GAAP"). KPN restated its 2004 financial information in the Consolidated Financial Statements to IFRS for comparison purposes.

As the corporate financial information of Koninklijke KPN N.V. is included in the Consolidated Financial Statements, the Statutory Income Statement is presented in abbreviated format in accordance with Section 402, Book 2 of the Netherlands Civil Code.

TRANSITIONAL ARRANGEMENTS

IAS 1, 'Presentation of Financial Statements' requires that at least one year of comparative prior period financial information be presented. The consolidated opening balance sheet date should accordingly be January 1, 2004. As KPN is listed on the New York Stock Exchange too, it has also to meet the requirements of the United States Securities and Exchange Commission ("SEC"). On April 12, 2005, the SEC adopted an amendment to Form 20-F for foreign private issuers related to the first-time adoption of IFRS. This amendment allows KPN to provide only one year of comparative IFRS figures in the consolidated financial statements for the year 2005. The transition date to IFRS is therefore January 1, 2004.

TRANSITION TO IFRS

IFRS 1, 'First-time Adoption of International Financial Reporting Standards' requires KPN to determine its accounting policies according to IFRS and apply these retrospectively to determine its consolidated opening balance sheet under IFRS at the date of transition (January 1, 2004). However, IFRS 1 allows a number of optional exemptions as well as requires the application of a number of mandatory exceptions to this general principle. The exemptions and exceptions relevant for KPN are set out below, including a short description and KPN’s decisions where applicable:

Business combinations (IFRS 3)

KPN has applied the business combination exemption in IFRS 1. It has not restated business combinations that took place prior to the January 1, 2004 transition date. As a consequence, in the consolidated opening balance sheet, the new cost of goodwill is equal to the carrying amount under Dutch GAAP at January 1, 2004.

Fair value or revaluation as deemed cost (IAS 16)

KPN elected to use the exemption to revalue certain of its fixed assets at the transition date to their fair value and use these fair values as deemed cost. KPN used the depreciated replacement cost method to determine this fair value. This relates to cables, which are part of property, plant and equipment in the Fixed division.

Employee benefits (IAS 19)

KPN elected the exemption not to retrospectively recalculate the pension liabilities under IAS 19 Employee Benefits and to recognize all cumulative actuarial gains and losses in relation to employee benefit schemes in retained earnings at January 1, 2004.

Cumulative translation differences (IAS 21)

IFRS 1 allows a first-time adopter not to comply with requirements to recalculate cumulative translation differences that existed at the date of transition to IFRS in accordance with IAS 21,

'The Effects of Changes in Foreign Exchange Rates'. KPN elected to set the cumulative translation differences for all foreign operations at zero on the date of transition to IFRS. As a result, the gain or loss on a subsequent disposal of any foreign operation excludes translation differences that arose prior to January 1, 2004 and includes translation differences that arose subsequent to this date.

Share-based payments (IFRS 2)

KPN elected to apply IFRS 2, 'Share-based Payment' to all relevant share-based payment transactions granted but not fully vested at January 1, 2004. This choice results in an alignment with our treatment under Generally Accepted Accounting Principles in the United States ("US GAAP"). The fair value of options at grant date is charged to income over the vesting period of the options.

Financial instruments (IAS 32 and IAS 39)

KPN has elected the exemption to apply IAS 32, 'Financial Instruments: Disclosure and Presentation' and IAS 39, 'Financial Instruments: Recognition and Measurement' as of January 1, 2005 rather than the transition date. As a result, the accounting for financial instruments in the 2004 figures is based on Dutch GAAP.

Exemptions not applied by KPN

The exemptions on "Compound financial instruments", "Assets and liabilities of subsidiaries, associates and joint ventures", "Designation of previously recognized financial instruments", "Insurance contracts", "Leases", "Fair value measurement of financial assets and financial liabilities" and "Changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment" were not applicable for KPN.

Exceptions

In accordance with the IFRS 1 mandatory exception, KPN applies IFRS 5, 'Non-current Assets Held for Sale and Discontinued Operations' as from January 1, 2005.

KEY IMPACT 2004

The analysis below sets out the most significant effects on the Consolidated Income Statement resulting from the conversion from Dutch GAAP to IFRS. For accounting principles under IFRS, reference is made to the significant accounting principles on pages 106-112.

Consolidated Income Statement for the year 2004

In millions of euro
		IFRS
	Dutch GAAP	Adjustments	IFRS

Revenues	12,102	-356	11,746
Other income	-	73	73
Total	12,102	-283	11,819

Own work capitalized 1)	-	-147	-147
Cost of materials	1,014	-30	984
Work contracted out and other expenses	3,953	-42	3,911
Employee benefits	1,722	-16	1,706
Depreciation, amortization and impairments	2,397	-207	2,190
Other operating expenses	559	-29	530
Total operating expenses	9,645	-471	9,174

Operating profit	2,457	188	2,645

Finance income	70	-	70
Finance costs	-705	31	-674
Other financial results	15	-	15
Share of the profit of associates and joint ventures	-11	12	1
Profit before income tax	1,826	231	2,057

Income taxes	-268	-32	-300

Profit for the year	1,558	199	1,757

Profit attributable to minority shareholders	47	3	50
Profit attributable to equity holders	1,511	196	1,707

  Under Dutch GAAP, Own work capitalized was part of Revenues in the Consolidated Income Statement (2004: EUR 180 million).

EQUITY RECONCILIATION AS OF DECEMBER 31, 2003 DUTCH GAAP - IFRS

In millions of euro
		Equity attributable to equity holders	Minority interests	Group equity

Dutch GAAP as of December 31, 2003		7,163	196	7,359
Revaluation Property, plant and equipment		567	0	567
Revenue Recognition		-485	0	-485
Employee Benefits		-836	0	-836
Borrowing Costs		-122	0	-122
Tax effect on IFRS adjustments		262	0	262
Other Adjustments		-14	-11	-25
IFRS as of January 1, 2004		6,535	185	6,720
EQUITY RECONCILIATION AS OF DECEMBER 31, 2004 DUTCH GAAP - IFRS
In millions of euro
	Equity attributable to equity holders	Minority interests		Group equity

Dutch GAAP as of December 31, 2004	6,821	144		6,965
Revaluation Property, plant and equipment	487	0		487
Revenue Recognition	-484	0		-484
Employee Benefits	-755	0		-755
Borrowing Costs	-136	0		-136
Goodwill	254	0		254
Tax effect on IFRS adjustments	232	0		232
Other Adjustments	-8	1		-7
IFRS as of December 31, 2004	6,411	145		6,556

Presentation and other reclassifications

The main differences with Dutch GAAP with regard to presentation and other reclassifications can be summarized as follows:

Consolidated Balance Sheet

  Under Dutch GAAP, deferred tax assets are classified as Current assets or Non-current assets depending on the expected realisation date. Under IFRS, all deferred tax assets are classified as Non-current assets (Dutch GAAP Current deferred tax assets: January 1, 2004: EUR 58 million; December 31, 2004: EUR 59 million).

  Under IFRS, provisions for other liabilities and charges are separately classified in the Consolidated Balance Sheet as Current (January 1, 2004: EUR 127 million; December 31, 2004: EUR 111 million) and as Non-current liabilities. Under Dutch GAAP, all such provisions are classified as Non-current liabilities with the current part being separately disclosed in the notes.

  Under Dutch GAAP, software is included in Property, plant and equipment in the Consolidated Balance Sheet. Under IFRS, only software integral to property, plant and equipment is presented as such; all other software is classified as Intangible assets (January 1, 2004: EUR 201 million; December 31, 2004: EUR 207 million).

  Under IFRS, investments in entities in which we have no significant influence are presented as Available-for-sale financial assets rather than as Participating interests (January 1, 2004: EUR 186 million; December 31, 2004: EUR 146 million).

Consolidated Income Statement

  Under Dutch GAAP, Own work capitalized is part of Operating revenues in the Consolidated Income Statement (2004: EUR 180 million). Under IFRS, Own work capitalized is deducted from Operating expenses.

  Under Dutch GAAP, Minority interests is a separate line in the Consolidated Income Statement. Under IFRS, Minority interests is no part of Profit or Loss after tax. IAS 1 requires both Profit or Loss attributable to minority interests and Profit or Loss attributable to equity holders to be disclosed on the face of the Consolidated Income Statement. Under Dutch GAAP, profits attributable to minority interests amount to EUR 47 million in 2004.

Consolidated Cash Flow Statement

  Implementation of IFRS did not result in significant changes to the Cash Flow Statement. The main impact stems in particular from the equity accounting of joint ventures under IFRS.

Business combinations

  Under Dutch GAAP, acquired goodwill is capitalized and amortized. IFRS 3, 'Business Combinations' requires goodwill not to be amortized, but to be subject to an annual impairment test or impairment tests upon impairment indicators during the year. As a result, we reversed the 2004 goodwill amortization recorded under Dutch GAAP amounting to EUR 254 million.

  We conducted an impairment test of the goodwill as of January 1 and December 31, 2004 in accordance with IAS 36, 'Impairment of Assets'. No impairments were identified other than those recognized under Dutch GAAP.

  Fair value as deemed costs

    We elected the IFRS 1 option to revalue certain fixed assets, particularly cables that form part of Property, plant and equipment in the Fixed division. We decided to use the fair value of these cables as of January 1, 2004 as their deemed cost. We applied the depreciated replacement cost method to determine the fair value of these cables and retained external valuation experts to verify the fair value. The impact on opening equity in the Consolidated Balance Sheet as of January 1, 2004 amounts to EUR 567 million. Additional depreciation in 2004 amounted to EUR 80 million.

  Revenue recognition

    Dutch GAAP and IFRS have a specific standard on revenue recognition, but provide limited guidance on revenue recognition criteria for specific situations. Conversely, US GAAP do not contain a comprehensive revenue recognition standard, but provide many sources of guidance related to specific revenue recognition situations, including those for the telecommunication industry. In view of the ongoing convergence between IFRS and US GAAP, we chose to follow US GAAP as closely as possible in order to make use of the more detailed guidance available in US GAAP, while being IFRS compliant. As a result, connection and installation fees are deferred and recognized pro rata over the expected customer life rather than recognized as revenue upon connection and installation. We deferred EUR 472 million as of January 1, 2004 and EUR 474 million as of December 31, 2004. With regard to costs related to deferred income, such as connection, installation and subscriber acquisition costs, a difference will remain between IFRS and US GAAP as most of the costs deferred under US GAAP do not meet the capitalization criteria under IFRS and are therefore expensed as incurred.

  Employee benefits

    In accordance with IAS 19, we recognize the unfunded part of defined benefit obligations with respect to pensions and post-employment benefits. At the transition date, our pensions and other long-term employee benefits obligations were significantly underfunded and the difference between the unfunded part of the IFRS employee benefit obligations and the pension provisions under Dutch GAAP was EUR 836 million. In accordance with the IFRS 1 exemption, we decided to record this amount in Retained earnings as of January 1, 2004.

    The 2004 pension charge including interest expenses is EUR 81 million lower compared to Dutch GAAP. Interest charges related to pensions under Dutch GAAP (EUR 35 million) are no longer classified as Financial expenses but form part of the Salaries.

  Borrowing costs

    We elected the benchmark treatment in IAS 23, 'Borrowing Costs' to not capitalize borrowing costs. Borrowing costs for property, plant and equipment capitalized under Dutch GAAP were reversed (January 1, 2004: EUR 122 million; December 31, 2004: EUR 136 million). The impact on the 2004 Consolidated Income Statement amounts to EUR 14 million (increase in expenses).

  Joint ventures

    Under Dutch GAAP, we chose to proportionally consolidate jointly controlled entities, such as Mobirail and Tetraned. Under IFRS, we elected to apply the equity method to account for these jointly controlled entities. For 2004, this resulted in EUR 55 million lower operating revenues and EUR 44 million lower operating costs.

  Taxation

    The IFRS conversion has resulted in temporary differences between the carrying amount of assets and liabilities and their tax base, resulting in a tax effect of the IFRS conversion on the opening equity as of January 1, 2004 of EUR 262 million (December 31, 2004: EUR 232 million). The tax effect of the IFRS conversion on the 2004 Consolidated Income Statement was a EUR 30 million increase in tax charges.

  Other

    We also recorded a number of individually smaller conversion adjustments. These adjustments consist among others of discounting long-term obligations (other than employee benefits and deferred taxes) under IAS 37, 'Provisions, Contingent Liabilities and Contingent Assets' and accounting for equity instruments under IFRS 2.

  Opening Balance Sheet at January 1, 2005

  Presentation

  The main differences with the Consolidated Balance Sheet as of December 31, 2004 regarding balance sheet presentation can be summarized as follows:

    Non-current assets (or disposal groups) held for sale and related liabilities as of January 1, 2005 are presented separately from the other assets and liabilities in the Consolidated Balance Sheet. Assets (EUR 121 million) are included in the line Non-current assets and disposal groups held for sale, whereas the related liabilities (EUR 91 million) are included in the line item Liabilities directly associated with non-current assets and disposal groups classified as held for sale;

    Available-for-sale financial assets are measured at fair value with unrealized gains and losses being recognized in equity. The assets KPN intends to dispose of within 12 months of the balance sheet date are classified as current assets (EUR 169 million). The effect of unrealized gains and losses on equity as of January 1, 2005 amounts to EUR 23 million (gain); and

    Derivative financial instruments is a new balance sheet item in current/non-current assets and current/non-current liabilities due to implementing IAS 32 and IAS 39 as from January 1, 2005.

  Financial instruments

  We elected the IFRS 1 exemption to apply IAS 32 and IAS 39 as from January 1, 2005. These standards address the accounting for, and financial reporting of, financial instruments. In addition to the differences regarding presentation, the main effects of implementing IAS 32 and IAS 39 as from January 1, 2005 can be summarized as follows:

    the exchange rate at which foreign currency loans are recognized in the balance sheet differs for foreign currency loans hedged by derivatives. In accordance with IAS 21, hedged foreign currency loans are stated at the closing rate at balance date whilst under Dutch GAAP these loans are translated at the swap rate;

    IAS 39 requires all derivative financial instruments to be recognized at fair value. Under Dutch GAAP, derivative financial instruments are accounted for at cost;

    from January 1, 2005, we apply hedge accounting on foreign currency loans hedged by cross-currency interest rate swaps and euro loans hedged by interest rate swaps. Consequently, we recorded in accordance with IFRS 1 all deferred unrealized gains and losses from hedge instruments in equity;

    until December 31, 2004, we stated all loans at face value in line with Dutch GAAP. As from January 1, 2005, all loans are recorded at amortized cost using the effective interest method; and

    under Dutch GAAP, KPN reported cash and cash equivalents net of bank overdrafts in a cash pool. Under IFRS, gross amounts are reported, resulting in a EUR 615 million difference with Dutch GAAP.

  Non-current assets held for sale and discontinued operations

  KPN adopted IFRS 5 prospectively from January 1, 2005 in accordance with the provision of the Standard.

    The adoption of IFRS 5 resulted in a change of the accounting policy for non-current assets (or disposal groups) held for sale. In the Consolidated Balance Sheet as of January 1, 2005, assets held for sale (EUR 121 million) and liabilities directly associated with these assets (EUR 91 million) are presented on two separate lines in the balance sheet.

    Non-current assets (or disposal groups) classified as held for sale are measured at the lower of carrying amounts and fair value less cost to sell. There was no difference in measurement when reclassifying from continuing use to non-current assets (or disposal groups) held for sale.

  Significant Accounting Policies

  The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

  BASIS OF PREPARATION

  The consolidated financial statements of Koninklijke KPN N.V. have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU on December 31, 2005. The consolidated financial statements have been prepared under the cost convention, as modified for the revaluation of available-for-sale financial assets, and the accounting of financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

  As from January 1, 2005, KPN applies IAS 32, 'Financial Instruments: Disclosure and Presentation' and IAS 39, 'Financial Instruments: Recognition and Measurement', and IFRS 5, 'Non-current Assets Held for Sale and Discontinued Operations'.

  Consolidated financial information, including subsidiaries, associates and joint ventures, has been prepared using uniform accounting policies for like transactions and other events in similar circumstances.

  CONSOLIDATION

  Subsidiaries

  Subsidiaries are all entities (including special purpose entities) over which we have the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether we control another entity. Subsidiaries are fully consolidated from the date on which control is transferred to us and are deconsolidated from the date on which control ceases.

  We use the purchase method of accounting to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the group’s share of the net assets of the subsidiary acquired (also after re-assessment), the difference is recognized directly in the Consolidated Income Statement. Intercompany transactions, balances and unrealized results on transactions with subsidiaries are eliminated.

  Associates and joint ventures

  Investments in entities in which we exert significant influence but which we do not control (including joint ventures), generally accompanying a shareholding of between 20 percent and 50 percent of the voting rights, are accounted for by the equity method of accounting and are originally recognized at cost.

  The Group's share of its associates' post-acquisition profits or losses is recognized in the Consolidated Income Statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate. Intercompany transactions, balances and unrealized results on transactions with associates are eliminated to the extent of our share in associates and joint ventures.

  SEGMENT REPORTING

  A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those of segments operating in other economic environments.

  Our risks and returns at this moment are affected predominantly by differences in the products and services. Consequently, KPN's primary format for reporting segment information is business segments, whereas the secondary segment information is reported geographically.

  FOREIGN CURRENCY TRANSLATION

  Functional and presentation currency

  Items included in the financial information of each of our entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial information is presented in euro, which is our functional and presentation currency.

  Transactions and balances

  Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

  Translation differences on items for which changes are recognized through the Consolidated Income Statement respectively Group Equity are also recognized in the Consolidated Income Statement respectively Group Equity.

  Subsidiaries, associates and joint ventures

  The results and financial position of all the subsidiaries, associates and joint ventures (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

    assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

    income and expenses for each income statement are translated at average exchange rates; and

    all resulting exchange differences are recognized as a separate component of equity.

  On consolidation, exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders’ equity. When a foreign operation is sold, unrealized exchange differences deferred in currency translation adjustments after January 1, 2004 are recycled in the income statement as part of the gain or loss on sale.

  Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

  USE OF ESTIMATES

  The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the period as well as the information disclosed. Actual results may differ from those estimates.

  BALANCE SHEET

  Intangible assets

  Goodwill

  The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisition of associates and joint ventures is included in investments in associates and joint ventures.

  Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

  The value of goodwill is assessed regularly based on impairment indicators but at least once a year and when necessary impaired. Goodwill is impaired if the recoverable amount of the cash-generating unit to which it is allocated is lower than the book value of the cash-generating unit concerned. The recoverable amount is defined as the higher of the cash generating unit's fair value less cost to sell and its value in use.

  Licenses

  Licenses are valued at cost less amortization and impairment. Amortization is calculated according to the straight-line method and is incorporated as from the date that services can be offered (available for use). The terms of these licenses are used as amortization periods. Licenses are impaired if the recoverable amount falls below the book value of the asset concerned. The recoverable amount is defined as the higher of an asset's fair value less cost to sell and its value in use. Impairments are reversed if and to the extent that the impairment no longer exists.

  Licenses not yet available for use are tested for impairment at each balance sheet date, even if there is no indication of impairment.

  Software

  Internally developed and acquired software, not being an integral part of property, plant and equipment is capitalized on the basis of the costs incurred, which include direct costs and directly attributable overhead costs incurred. Software is amortized over the estimated useful lives.

  Software is impaired if the recoverable amount falls below the book value of the asset concerned. Impairments are reversed if and to the extent that the impairment no longer exists. The recoverable amount is defined as the higher of an asset's fair value less cost to sell and its value in use.

  Research and development

  Costs incurred on development projects are recognized as intangible assets when it is probable that we will achieve economic benefits in the future, considering its commercial and technological feasibility, and costs can be measured reliably. Research and other development expenditures are recognized as an expense as incurred. Development costs that have a finite useful life and that have been capitalized are amortized from the commencement of the commercial launch of the service on a straight-line basis over the period of its expected useful life.

  Capitalized development expenditures are impaired if the recoverable amount falls below the book value of the asset concerned. Impairments are reversed if and to the extent that the impairment no longer exists. The recoverable amount is defined as the higher of an asset's net selling price and its value in use.

  Property, plant and equipment

  Property, plant and equipment are valued at cost less depreciation and impairment. The cost includes direct costs (materials, direct labour and work contracted out) and directly attributable overhead costs. Asset retirement obligations are capitalized as part of the cost of tangible fixed assets and expensed as either depreciation over the asset's estimated useful life or as impairment charges.

  We elected the exemption to revalue two specific fixed asset classes, the copper network and the fibre cables, which are part of our fixed-line network on transition date (January 1, 2004), to their fair value and use this fair value as deemed cost. We used the depreciated replacement cost method to determine this fair value.

  Property, plant and equipment are depreciated using the straight-line method, based on the estimated useful life, taking into account residual value. Land is not depreciated. Property, plant and equipment are impaired if the recoverable amount falls below the book value of the asset concerned. Impairments are reversed if and to the extent that the impairment no longer exists. The recoverable amount is defined as the higher of an asset's fair value less cost to sell and its value in use. An impairment loss recognized in prior periods for an asset is reversed to the extent the impairment no longer exists.

  Financial assets

  Financial assets include investments in companies other than subsidiaries and associates, financial receivables held for investment purposes and other securities.

  Accounting principles January 1, 2004 to December 31, 2004

  Financial assets other than subsidiaries, associates and joint ventures in which we do not have significant influence were carried at cost less any provisions deemed necessary. Financial assets (excluding derivatives) were carried at cost. We accounted for ordinary purchase and sales of these financial assets at settlement date.

  Accounting principles as from January 1, 2005

  We classify our financial assets in the following four categories:

    financial assets at fair value through profit or loss;

    loans and receivables;

    held-to-maturity investments; and

    available-for-sale financial assets.

  The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets at initial recognition and assesses the designation at every reporting date.

  Financial assets at fair value through profit or loss

  This category has two subcategories: financial assets held for trading and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

  Loans and receivables

  Loans and receivables are financial assets with fixed or determinable payments not quoted in an active market and created by us by providing money, goods or services directly to a debtor, other than:

    those we intend to sell immediately or in the short term, which are classified as held for trading; and

    those for which we may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available for sale.

  Loans and receivables are carried at amortized cost, or cost if no maturity, less an allowance for uncollectibility with changes in carrying value (amortization of discount/premium and transaction costs) recognized in the income statement. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receivables are included in Trade and other receivables in the Consolidated Balance Sheet.

  Loans and receivables are recognized at the date, at which the asset is delivered to or by us. Thus, a loan is recognized at the moment the cash is transferred to the borrower, redemptions of a loan are recognized at the date of receipt.

  Held-to-maturity investments

  Financial assets (normally debt securities) are classified as held to maturity, if we have the intent and ability, from inception,

  to hold the securities to the maturity date. These financial assets have fixed or determinable payments and a fixed maturity.

  Held-to-maturity financial assets are reported at amortized cost (effective interest method) with changes in carrying value (amortization of discount/premium and transaction costs) recognized in the Consolidated Income Statement.

  Available-for-sale financial assets

  Financial assets are classified as available for sale if they are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are carried at fair value with unrealized gains and losses (except for impairment losses) recognized in equity, through the Consolidated Statement of Changes in Group Equity, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity is taken to the Consolidated Income Statement for the period.

  Purchases and sales of investments are recognized on trade date, the date on which we commit to purchase or sell the asset. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and we have transferred substantially all risks and rewards of ownership.

  The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), KPN establishes the fair value by using valuation techniques. These include among other things the use of recent at arm's length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis.

  Derivative financial instruments and hedging activities

  Accounting principles January 1, 2004 to December 31, 2004

  Derivative financial instruments are accounted for at costs.

  Accounting principles as from January 1, 2005

  Derivatives are recognized at fair value in accordance with IAS 39. From this date, we measure all derivative financial instruments based on fair values derived from market prices of the instruments. Gains and losses arising from changes in the fair value of the instruments are recognized in the Consolidated Income Statement during the period in which they arise to the extent that the derivatives have no hedging designation or they are ineffective.

  We designated all derivatives related to loans as either cash flow hedges or fair value hedges. We apply hedge accounting as this recognizes the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item (borrowings).

  We document at the inception of transactions the relation between the derivative and the underlying loan, as well as the objective of the risk management and the strategy for undertaking transactions. In the documentation it is also stated whether the hedge relationship is highly effective - at inception and at an ongoing basis - and how the effectiveness is tested.

  Changes in the fair value of a highly effective derivative, that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged liability of the hedged item that is attributable to the hedged risk, are recorded in the Consolidated Income Statement.

  Changes in the fair value of a highly effective derivative, that is designated and qualifies as a cash flow hedge, are recorded in equity for the effective part, until the profit or loss are affected by the variability in cash flows of the designated hedged item.

  If it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively.

  For certain derivative instruments - foreign exchange forwards - we do not apply hedge accounting. Changes in the fair value of these instruments are immediately recognized in the Consolidated Income Statement.

  Deferred taxes

  Deferred tax assets and liabilities arising from taxable or deductible differences between the value of assets and liabilities for financial reporting purposes and for tax purposes and deferred tax assets related to carry forward losses are stated at nominal value and are calculated on the basis of corporate income tax rates enacted or substantially enacted as of balance sheet date. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which differences or tax loss carry forwards can be utilised. Deferred tax assets and liabilities are netted if there is a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

  Inventories

  Inventories of resources, parts, tools and measuring instruments, and finished goods are valued at the lower of cost or net realizable value. The cost of inventories is determined using the weighted average cost. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

  Trade and other receivables

  Receivables are initially recognized at fair value, and subsequently measured at amortized cost using the effective interest rate method less provision for impairment.

  Cash and cash equivalents

  Cash and cash equivalents comprise cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are included within borrowings in current liabilities on the Consolidated Balance Sheet.

  Non-current assets (or disposal groups) held for sale

  Non-current assets (or disposal groups) classified as held for sale are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use. IFRS 5 is applied as from January 1, 2005.

  Equity

  Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of business combinations are included in the cost of acquisition as part of the purchase consideration.

  When a Group entity purchases our own equity instruments (treasury shares), the consideration paid is deducted from other reserves until those shares are cancelled, reissued or disposed of. Upon subsequent sale or reissue of such shares, any consideration received is included in other reserves.

  Group equity is divided into two categories: Equity attributable to equity holders and Minority interests. The first category refers to the Company's owners, whereas minority interests represents shares issued by a Group's subsidiary to persons outside the Group.

  Purchases of minority interests are treated according to the parent company approach. Since KPN already controls the acquired entity no additional purchase price allocation is performed. Differences between the carrying amount of minority interests and the purchase price paid are capitalized as goodwill or recorded in Other income (negative goodwill).

  Dividends to be distributed to the equity holders are recognized as a liability in the period in which the dividends are approved by the shareholders.

  Borrowings

  Accounting principles January 1, 2004 to December 31, 2004

  All euro-denominated loans are stated at nominal value. Foreign currencies denominated loans are stated at the fixed foreign exchange conversion rate as agreed in the related swap contracts. Transaction costs are capitalized and amortized over the remaining period of the loans.

  Accounting principles as from January 1, 2005

  Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method. Corresponding borrowing costs are recognized in profit or loss in the period in which they are incurred.

  Borrowings are classified as current liabilities unless we have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

  Provisions for retirement benefit obligations

  We elected the exemption not to retrospectively recalculate the pension liabilities and therefore we recognized all cumulative actuarial gains and losses in relation to employee benefit schemes in retained earnings at January 1, 2004.

  Pension obligations

  The liability recognized in the Consolidated Balance Sheet in respect of all pension and early retirement plans that qualify as defined benefit obligation, is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. We use actuarial calculations (projected unit credit method) to measure the obligations and the costs. For the calculation, actuarial assumptions are made about demographic variables (such as employee turnover and mortality) and financial variables (such as future increases in salaries and the discount rate). The discount rate is determined by reference to market rates. These are interest rates of high-quality corporate bonds that are denominated in the currency on which the benefit will be paid, and that have terms to maturity, approximating the terms of the related liability.

  Actuarial gains and losses are recognized for the portion that these exceed the higher of 10% of the obligation and 10% of the fair value of plan assets ("corridor approach"). The excess is recognized over the employees' expected average remaining working lives.

  Past-service costs are recognized on a straight-line basis over the average vesting period of the amended pension or early retirement benefits. Gains or losses on the curtailment or settlement of a defined benefit plan are recognized on the date of the curtailment or settlement.

  For pension plans that qualify as a defined contribution plan, we recognize contributions to such plans when an employee has rendered service in exchange for those contributions.

  Termination benefits

  Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. We recognize termination benefits when we are demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

  Other long-term employee obligations

  These employee benefits include long-service leave or sabbatical leave, jubilee or other long-service benefits, long-term disability benefits and, if they are not fully payable within twelve months after the end of the period, profit-sharing, bonuses and deferred compensation. The expected costs of these benefits are accrued over the period of employment using an accounting method similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to income over the expected average remaining working lives of the related employees.

  Provisions for other liabilities and charges

  Provisions such as environmental restoration, restructuring costs and legal claims are recognized when we have a present legal or constructive obligation as a result of past events and it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

  Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the increases specific to the liability.

  INCOME STATEMENT

  Revenue recognition

  Revenue comprises the fair value of consideration received or receivable for the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within the Group.

  The Group’s revenues are derived from the following telecommunication services and products:

    traffic fees;

    subscription fees;

    one-off connection fees and other initial fees;

    sales of peripheral and other equipment; and

    other, including royalty income.

  Traffic fees are charged at an agreed tariff for a fixed duration of time or capacity and are recognized as revenue based upon usage of our network and facilities. Subscription fees generally consist of periodic charges and are recognized as revenue over the associated subscription period. One-off connection fees and other initial fees are not a separate unit of acounting for accounting purposes, and their accounting treatment is therefore dependent on the other deliverables in the sale arrangement (see revenue arrangements with multiple deliverables). Sales of peripheral and other equipment are recognized when all significant risks and rewards of ownership of the goods are transferred to the buyer, which is normally at the date the equipment is delivered to and accepted by the customer. Other sales, including consulting and other fees, are recognized as revenue when services are rendered. We recognize net sales gross of costs when the Group acts as the principal in the arrangement and net of costs when the Group acts as agent.

  Revenue arrangements with multiple deliverables

  Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. The arrangement consideration must then be allocated among the separate units of accounting based on their relative fair values.

  For multiple element arrangements that comprise only one unit of accounting and include an up-front connection fee, amounts representing connection fees are deferred and recognized pro rata. Deferred connection fees are amortized over the estimated customer relationship period. Costs associated with these arrangements are expensed as incurred.

  For multiple element arrangements that comprise multiple units of accounting, the consideration received is allocated to each unit of accounting based on relative fair values or on the residual method. Any connection fee proceeds not allocated to the delivered equipment are deferred upon connection and recognized as service revenue over the estimated customer relationship period.

  Other income

  Other income includes gains on the sale of property, plant and equipment and gains on the disposal of subsidiaries, associates and joint ventures. Negative goodwill is also recognized as other income.

  LEASES

  Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

  Assets where we have substantially all the risks and rewards of ownership are classified as finance leases. We capitalize finance leases at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long-term payables. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

  SHARE-BASED COMPENSATION

  We operate a number of share-based compensation plans. The fair value of options granted to employees, are recognized over the vesting period of the options. The costs are determined by the fair value of the options and the number of options expected to vest. On each balance sheet date, we determine if it is necessary to revise our expectation of the number of options that will vest. The fair value of the options is estimated by using an option-pricing model.

  OPERATING EXPENSES

  Operating expenses are determined based on the aforementioned accounting principles and are allocated to the year to which they relate. Subscriber acquisition costs are expensed as incurred, since we believe that these costs do not meet the criteria for capitalization.

  For research and development, reference is made to the policy above.

  OPERATING PROFIT

  Operating profit is defined as a measure of our earning power from operations, equal to earnings before deduction of finance income, finance costs, other financial results, share of the profit of associates and joint ventures and income taxes.

  TAXATION OF PROFIT OR LOSS

  The corporate income tax charge recognized in the Income Statement is based on the income for financial reporting purposes in accordance with the prevailing provisions and rates taking into account non-taxable income and non-deductible expenses for tax purposes as well as the valuation of deferred tax assets.

  Critical accounting estimates and judgments

  Estimates and judgments are being continually evaluated and based on historic experience and other factors, including expectations of future events believed to be reasonable under the circumstances.

  For our critical accounting estimates and judgments, reference is made to the relevant individual notes to these financial statements, more specifically note [10] Intangible fixed assets, note [23] Provisions for retirement benefit obligations and the section Financing and financial instruments.

  Recent accounting pronouncements 2006

  In December 2004, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 4, 'Determining whether an Arrangement contains a Lease'. IFRIC 4 is an interpretation of the accounting standard leases and gives guidance on determining whether arrangements that do not take the legal form of a lease should be accounted for in accordance with the accounting standard regarding leases (IAS 17, 'Leases'). This interpretation clarifies that an arrangement contains a lease if it depends on the use of a specific asset and conveys a right to control the use of that asset. We will apply this interpretation in reporting periods beginning January 1, 2006. We do not expect that this accounting pronouncement will have a material impact on our financial position as of January 1, 2006, nor on the operating profit.

  We believe that other interpretations and standards (the most important of which are: IAS 39 (Amendment), 'The Fair Value Option', IFRS 7, 'Financial Instruments: Disclosures', and IAS 1 (Amendment), 'Capital Disclosures' issued with an effective date after December 31, 2005 are currently not applicable for KPN.

  For recent accounting pronouncements on US GAAP, reference is made to Information on US GAAP.

  Back to content

  Notes to the Consolidated Income Statement

  [1] Revenues

Amounts in millions of euro	2005	2004

Rendering of services	10,930	11,039
Sale of goods	748	590
Royalties and other revenues	133	117
Total revenues	11,811	11,746

  Part of the revenues regard to non-cash revenues. In 2005, we acquired our remaining 2.16% stake in KPN Mobile from NTT DoCoMo, which had a book value of EUR 115 million. In return, we agreed to the use of NTT DoCoMo's mobile Internet technology by O2 in Germany. Under the terms of the agreement, KPN paid NTT DoCoMo a consideration of EUR 5 million, resulting in total revenues and income amounting to EUR 110 million, consisting of the following components: negative goodwill (EUR 59 million), royalties (EUR 26 million) and a settlement for trademark damage (EUR 25 million). The negative goodwill and the settlement for trademark damage are recorded as other gains in Other income. The royalties are recorded within Revenues.

  [2] Other income

Amounts in millions of euro	2005	2004

Gains on the sale of property, plant and equipment	18	17
Other gains	107	56
Total other income	125	73

  In 2005, Other income included gains totaling to EUR 23 million from the sale of available for sale financial assets and EUR 84 million related to the remaining 2.16% interest in KPN Mobile from NTT DoCoMo. On January 1, 2005, Intelsat and Infonet Services Corporation were recognized at net selling price. At settlement, the unrealized gains recognized in equity have been recycled through Other income.

  Other income in 2004 includes the gains of EUR 36 million on the sale of Eutelsat and EUR 20 million on the sale of Peoples Telephone Company Ltd (PTC).

  [3] Employee benefits

Amounts in millions of euro	2005	2004

Salaries and wages	1,192	1,309
Pension charges (incl. Social Plan 2001) [23]	95	201
Social security contributions	154	196
Total employee benefits	1,441	1,706

  Reference is made to Segment reporting on pages 143 to 145 for further information on the average number of employees.

  BOARD OF MANAGEMENT AND SUPERVISORY BOARD

  The Remuneration Report, included on pages 80 to 87, contains auditable parts comprising 'Executive remuneration', 'Long-term incentives: stock options 2005', 'Loans 2005' and 'Supervisory Board Remuneration 2005'.

  SHARE OPTION PLANS

  KPN has granted stock options on its shares to members of the Board of Management, the management and employees in The Netherlands with a collective labor agreement. Total costs related to share option plans amounted EUR 9 million in 2005 (2004: EUR 31 million) and is included in Salaries and wages.

  All options granted are equity settled options and forfeited when employees leave KPN for reasons other than retirement, disability or death (except for some personnel plans). The other main features of the option plans granted to KPN management are:

		Exercise price (in euro)	Maximum term	Type	Exercisable (after grant date)	Vesting period	Profits in escrow if exercised within 3 years?	Performance related

2001	Management	14.71 - 18.40	5 years	ATM/OTM	ATM: 3 years OTM: direct	3 years	-	no
	Management	5.07	5 years	ATM	3 years	3 years	-	no
	Management	6.34	5 years	OTM	direct	3 years	yes	no
	Personnel	14.71	5 years	ATM	3 years	none	-	no
	Personnel	5.07	5 years	ATM	3 years	3 years	-	no
2002	Management (incl. CEO)	6.49	5 years	OTM	direct	3 years	yes	no
	Management Germany	6.49	5 years	OTM	3 years	3 years	-	no
	Management Belgium	6.23	5 years	OTM	3.7 years	3 years	-	no
	Personnel	5.19	5 years	ATM	3 years	none	-	no
2003	Management (incl. CEO)	7.43 - 7.79	5 years	OTM	direct	3 years	yes	no
	Management	5.94	5 years	ATM	direct	3 years	yes	no
	Management	5.94 - 6.09	5 years	ATM	3 years	3 years	-	no
	Management Belgium	5.94	5 years	ATM	3.7 years	3 years	-	no
	Personnel	5.94	5 years	ATM	3 years	none	-	no
2004	CEO	6.45	5 years	ATM	direct	3 years	yes	no
	Management	6.07 - 6.45	8 years	ATM	3 years	3 years	-	yes
	Management	6.45	8 years	ATM	3 years	3 years	-	no
	Management Belgium	6.45	8 years	ATM	3.7 years	3 years	-	no
	Personnel	6.45	5 years	ATM	3 years	none	-	no
2005	CEO	6.73	5 years	ATM	direct	3 years	yes	no
	Management	6.52 - 7.46	8 years	ATM	3 years	3 years	-	yes
	Management	6.73	8 years	ATM	3 years	3 years	-	no
	Management Belgium	6.73	8 years	ATM	3.7 years	3 years	-	no
	Personnel	6.73	5 years	ATM	3 years	3 years	-	no

  Type:

    OTM: out of the money. At date of granting market share price is lower than the exercise price.

    ATM: at the money. Exercise price is equal to market share price at grant date; and

    In case of choice between ATM and OTM option: on exercise of OTM option, ATM option lapses and vice versa

  Profits in escrow when exercised within 3 years:

    The options are exercisable immediately but the profits, if any, from any exercise prior to the third anniversary of the date of issue will be held in escrow until the third anniversary of the issue, at which time such profits will be released to the relevant individuals, provided that the individuals remain employed by KPN.

  Performance related:

    The number of options that eventually vest after a 3-year vesting period depends on KPN's Total Shareholder Return (stock appreciation plus dividend pay-out; TSR) relative to a peer group of 16 European telecommunication companies. If KPN is ranked in the last four, no options will vest. For ranking from position twelve to nine, 50% of the stock options will vest, 100% will vest if ranked between the eighth and fifth position and 200% of the target number of stock options will vest if KPN is ranked in the top four.

  Personnel:

    Personnel means all Dutch employees subject to the KPN collective labor agreement;

    When employees leave before the third anniversary after grant date, options are exercisable from this date and expire three months later (except for the December 2001 and April 2005 option plans: options forfeited when leaving before the third anniversary).

  Summary of options outstanding as December 31, 2005:

Granted in:	Number outstanding Dec. 31, 2005	Exercise price per share	Weighted average remaining contractual life (years)

2001	9,110,225	5.07 - 14.71	0.6
2002	2,541,156	5.19 - 6.49	1.3
2003	3,859,215	5.94 - 7.79	2.4
2004	5,129,435	6.07 - 6.45	4.8
2005	6,013,460	6.52 - 7.46	5.6

  Summary of the changes in outstanding options:

	2005		2004
	Number of shares	Weighted average exercise price per share in euro	Number of shares	Weighted average exercise price per share in euro

Outstanding at the beginning of the year	30,050,652	11.74	34,775,476	12.32
Options granted	6,436,160	6.73	5,554,963	6.45
Options exercised	-5,779,375	5.38	-5,626,013	4.94
Options expired	-2,262,632	57.43	-3,396,260	20.86
Options forfeited	-1,791,314	14.48	-1,257,514	11.14
Outstanding at the end of the year	26,653,491	7.94	30,050,652	11.74
Of which exercisable	13,811,451	8.71	20,150,717	14.21

  The weighted average fair values and weighted average exercise prices per share at the date of grant for options granted were as follows:

In euro	Years ended December 31,
	2005	2004

Weighted average fair value of options granted with exercise prices equal to the market value of the stock at the date of grant	2.38	2.98
Weighted average exercise price of options granted with exercise prices equal to the market value of the stock at the date of grant	6.73	6.45

  The fair value of each option is estimated at the date of grant using a binomial model with the following weighted average assumptions:

	2005	2004

Risk-free interest rate	2.8%	3.2%
Expected dividend	3%	2%
Option lives	4.3 years	4.4 years
Expected volatility	50.8%	62.7%

  [4] Depreciation, amortization and impairments

Amounts in millions of euro	2005	2004

Impairment of goodwill	40	8
Amortization of Intangible assets	450	265
Impairment of Intangible assets	4	-
Reversal of impairment of Intangible assets	-	-16
Total amortization and impairments of goodwill and other intangible assets	494	257

- Depreciation of property, plant and equipment	1,848	1,909
- Impairments and retirements of property, plant and equipment	34	24
Total depreciation and impairments of property, plant and equipment	1,882	1,933

Total	2,376	2,190

  Depreciation and impairments on property, plant and equipment are detailed as follows:

Amounts in millions of euro	2005	2004

By classification:
Land and buildings	93	102
Plant and equipment	1,667	1,707
Other tangible fixed assets	108	124
Assets under construction	14	-
Total	1,882	1,933

  Impairments on property, plant and equipment mainly relate to retirements of assets. Impairments on goodwill recognized in 2005 amount to EUR 40 million and relate to the SNT activities classified as held for sale, based on management's estimate of the expected fair value less cost to sell. In 2004, we recorded impairment on goodwill mainly related to Xantic (EUR 7 million) and reversed an impairment of licenses of BASE for an amount of EUR 16 million.

  [5] Other operating expenses

  In 2005, Other operating expenses included a net addition to the restructuring provision amounting to EUR 92 million of which EUR 86 million related to lay off costs of employees and EUR 6 million to contract obligations. Other operating expenses in 2005 also includes EUR 35 million relating to a fine imposed by OPTA and a settlement with competitors following the conclusion of the investigation by OPTA into discounts given by KPN to certain fixed telephony business customers.

  In 2004, Other operating expenses included a net addition to the restructuring provision amounting to EUR 42 million, net of EUR 18 million related to the release of the Atos Origin revenue guarantee.

  Cost of research is included in Other operating expenses and amounted to EUR 20 million in 2005 (2004: EUR 24 million).

  [6] Financial income and expenses

Amounts in millions of euro	2005	2004
Finance income	44	70

Borrowings	-542	-662
Provisions	-14	-10
Other	-10	-2
Finance costs	-566	-674

(Reversal) impairment non-current assets	-11	8
Interest rate swaps: cash flow hedges, transfer from equity	-7	-
Fair value changes forward exchange contracts	-12	-
Exchange rate differences	9	7
Other	-4	-
Other financial results	-25	15

Total	-547	-589

  In 2005, finance costs related to borrowings include a non-cash amount of EUR 28 million relating to the effective interest expense on borrowings, which are valued at amortized cost.

  In 2004, the costs associated with early redemptions of several loans amounted to EUR 50 million and are included in the interest on borrowings. Reversal of impairments on financial fixed assets related mainly to the reversal of the impairment on the loan to PTC.

  [7] Taxation

  INCOME TAXES

Amounts in millions of euro	2005	2004

Current tax	36	335
Changes in deferred taxes	-396	-635
Income taxes	-360	-300

  For Dutch tax purposes, Koninklijke KPN - the owner of the majority of our Fixed businesses - and KPN Mobile are different taxpayers. We restructured our activities in Germany in 2001, resulting in a German partnership transparent for German tax purposes and a permanent establishment for Dutch tax purposes held by KPN Mobile. KPN Mobile holds a 77.49% interest in E-Plus. Koninklijke KPN is the holder of the remaining 22.51% interest in E-Plus.

  The 2004 tax charge was influenced by the 2004 agreement reached with the Dutch tax authorities, the application of thin-capitalization rules in Germany, changed Dutch corporate tax rates and reduced valuation allowances on deferred tax assets for tax loss carry forwards. These effects continued in 2005. Particularly, the 2005 tax charge showed the impact of further lowered Dutch corporate tax rates as well as further increased valuation of deferred tax assets for tax loss carry forwards, albeit that the effects were smaller than in 2004.

  Tax agreement - German tax authorities

  In the scope of a corporate tax audit for the years up to and including 2001, the main tax consequences of the E-Plus acquisition and its legal structuring have been discussed with the German tax authorities. In December 2005, this led to an agreement on the following elements:

    In view of the corporate tax treatment of the acquisition and restructuring of E-Plus in 2000 and 2001, the amount of depreciable goodwill has been determined, albeit below the original amount. The lower goodwill amount also affected the amortization and impairment charges as recognized in the years 2001 up to and including 2004. As a consequence, the corporate tax loss carry forwards by the end of 2004 reduced from EUR 20.7 billion to EUR 9.4 billion. Of the EUR 11.3 billion lower corporate tax loss carry forwards, EUR 5.9 billion is reduced permanently, while EUR 5.4 billion has been determined goodwill depreciable for tax purposes in future years; and

    The higher depreciation volume of EUR 5.4 billion will reduce future annual profits with a full tax effect, pursuant to which German corporate tax payments are likely to be postponed. This different treatment of depreciable goodwill has no impact on our German trade tax position.

  Tax position - Koninklijke KPN

  Following the 2004 agreement with the Dutch tax authorities, Koninklijke KPN’s deferred tax asset for corporate tax loss carry forwards amounted to EUR 1,659 million as of January 1, 2004. Koninklijke KPN's taxable profits in the years 2004 and 2005 as well as the application of tax carry-back rules led to a decrease of Koninklijke KPN's deferred tax asset. Moreover, the deferred tax asset was lowered by EUR 24 million (2004: EUR 128 million) due to a further reduction of the Dutch corporate tax rate in 2005. Based on latest changes in the Dutch tax legislation, the corporate tax rate will be reduced in two steps. The 2006 tax rate is lowered to 29.6% and will be further reduced to 29.1% as from 2007.

  As a result, Koninklijke KPN's deferred tax asset as of December 31, 2005 amounted to EUR 591 million (December 31, 2004: EUR 897 million). Depending on general economic, market and business developments, Koninklijke KPN expects not to move into a taxpaying position before 2007.

  Tax position - KPN Mobile

  Following the 2004 agreement with the Dutch tax authorities, the German permanent establishment's tax losses incurred until 2002 were set at EUR 11.5 billion. The German permanent establishment's future profits will however be included in the Dutch taxable result until all tax losses of the permanent establishment have been recaptured. KPN Mobile’s deferred tax liability amounted to EUR 2,096 million as of January 1, 2004. This corporate tax liability is deferred for as long as KPN Mobile’s accumulated tax losses (including those of the German permanent establishment) available for future compensation exceed the taxable profits.

  KPN Mobile's taxable results in 2004 and 2005 led to an increased deferred tax liability. Changes in the Dutch corporate tax rates - as mentioned before - however resulted in 2005 in a EUR 72 million benefit (2004: EUR 307 million). Consequently, KPN Mobile's deferred tax liability as of December 31, 2005 amounted to EUR 2,132 million (December 31, 2004: EUR 2,040 million).

  For Dutch tax purposes, the accumulated losses of KPN Mobile's German permanent establishment as of December 31, 2005 amount to EUR 9,275 million (December 31, 2004: EUR 9,948 million). Depending on general economic, market and business developments, KPN Mobile expects not to move into a taxpaying position before 2007. For the permanent establishment's tax losses available for Dutch tax purposes, no deferred tax asset has been accounted for, as these losses do not have a permanent character.

  Effective tax rate

  EFFECTIVE TAX RATE

Amounts in millions of euro	2005	2004

Profit before income tax *)	1,801	2,056

Taxes at Dutch statutory tax rates	-567	-710
Tax rate differences of foreign operations	148	16
Non-taxable income and non-deductible expenses	-37	148
Changes in Dutch corporate tax rates	52	179
Derecognition or recognition of deferred tax assets for tax loss carry forwards:
- prior years deferred tax assets	108	146
- current year deferred tax assets	-64	-79
Income taxes	-360	-300

Effective tax rate	20.0%	14.6%

  *) Excluding the share of the profit of associates and joint ventures.

  'Taxes at Dutch statutory tax rates' are calculated as the profits before income tax (excluding the share of profits of associates and joint ventures) at the applicable rates of 31.5% in 2005 and 34.5% in 2004.

  'Tax rate differences of foreign operations' reflect the consequences of the different tax rates of the fiscal jurisdictions, in which KPN operates. In 2005 and 2004, the corporate tax rates amounted to 25% in Germany and 33.99% in Belgium. The German trade tax rate approximated 18% in both years.

  The line 'Non-taxable income and non-deductible expenses' represents the adjustments for income not subject to taxation, such as the EUR 59 million negative goodwill resulting from the NTT DoCoMo transaction in 2005 and our share of the profit of associates and joint ventures due to application of the participation exemption, as well as the non-tax-deductible expenses (e.g., EUR 40 million SNT-related impairment charges in 2005).

  The item 'Changes in Dutch corporate tax rates' shows primarily the impact of recalculating KPN Mobile's deferred tax liability (EUR 72 million benefit; 2004: EUR 307 million benefit) and Koninklijke KPN's deferred tax asset (EUR 24 million loss; 2004: EUR 128 million loss) at the reduced corporate tax rates in The Netherlands.

  The line 'Derecognition or recognition of deferred tax assets for tax loss carry forwards' reflects the effects of recognizing or derecognizing KPN's deferred tax assets, both for prior years as well as the current years. The changes are mainly attributable to BASE on a further improved profitability outlook (up EUR 103 million in 2005, of which EUR 30 million related to the current year) as well as E-Plus (of the EUR 103 million tax benefit in 2005, EUR 9 million has been recognized). As in prior years, we recognize only part of E-plus' deferred tax asset for trade tax loss carry forwards due to uncertainties of the realization and the timing thereof.

  Deferred taxes

  DEFERRED TAX ASSETS AND LIABILITIES

Amounts in millions of euro	Dec. 31, 2005	Dec. 31, 2004

Deferred tax assets:
- To be recovered after more than 12 months	1,256	1,528
- To be recovered within 12 months	92	81
	1,348	1,609
Deferred tax liabilities:
- To be recovered after more than 12 months	2,206	2,184
- To be recovered within 12 months	23	-
	2,229	2,184

Deferred tax assets and liabilities	-881	-575

  Depending on the taxable results of Koninklijke KPN, part of the deferred tax assets relating to tax loss carry forwards now considered to be recoverable after more than 12 months may be recoverable in the short term.

  MOVEMENT DEFERRED TAX ASSETS AND LIABILITIES

Amounts in millions of euro	2005

Balance as of January 1, 2004	57

Income statement charge	-635
Balance as of December 31, 2004	-578

Changes in accounting policies	71
Balance as of January 1, 2005	-507

New consolidations	38
Income statement charge	-396
Tax charged to equity	-4
Classified as held for sale	-12
Balance as of December 31, 2005	-881

  Deferred tax charged to equity mainly regard movements in the hedging reserve. Changes in accounting policies reflect the tax effects of the application of IAS 32 and IAS 39 and IFRS 5 as from January 1, 2005.

  DEFERRED TAX ASSETS

Amounts in millions of euro	Tax loss carry forwards	Temporary differences	Total

Balance as of January 1, 2004	1,771	545	2,316

Income statement charge	-620	-90	-710
Balance as of December 31, 2004	1,151	455	1,606

Changes in accounting policies	24	47	71
Balance as of January 1, 2005	1,175	502	1,677

New consolidations	161	-	161
Income statement charge	-254	-217	-471
Tax charged to equity	-	-4	-4
Classified as held for sale	-14	-1	-15
Balance as of December 31, 2005	1,068	280	1,348

  DEFERRED TAX LIABILITIES

Amounts in millions of euro	Deferred liability due to losses German permanent establishment	Temporary differences	Total

Balance as of January 1, 2004	2,096	163	2,259

Income statement charge	-38	-37	-75
Balance as of December 31, 2004	2,058	126	2,184

Changes in accounting policies	-	-	-
Balance as of January 1, 2005	2,058	126	2,184

New consolidations	-	123	123
Income statement charge	74	-149	-75
Classified as held for sale	-	-3	-3
Balance as of December 31, 2005	2,132	97	2,229

  TAX LOSS CARRY FORWARDS AND DEFERRED TAX ASSETS

Amounts in millions of euro	Dec. 31, 2005		Dec. 31, 2004
	Tax loss carry forwards	Recognized deferred taxes	Tax loss carry forwards	Recognized deferred taxes

Koninklijke KPN - corporate tax	2,056	591	3,156	897
Telfort - corporate tax 1)	1,068	156	-	-
BASE - corporate tax	748	211	772	138
E-Plus - trade tax	3,258	89	1,902	80
E-Plus - corporate tax 2)	10,658	-	20,744	-
Other	372	21	416	36
Total		1,068		1,151

  1) As a result of an agreement with the Dutch tax authorities, the amount of Telfort's tax loss carry forwards as of December 31, 2005 increased by EUR 109 million.

  2) The compared to last year lower corporate tax loss carry forwards as of December 31, 2005 include the EUR 11.3 billion reduction due to the tax agreement with the German tax authorities, as described before.

  Tax loss carry forwards reflect management's best estimate of the recoverable amounts. Please note that tax loss carry forwards are subject to assessment by local tax authorities.

  [8] Earnings per share

  The following table shows the average number of subscribed ordinary shares and calculates the weighted average number of subscribed ordinary shares/weighted average number of subscribed ordinary shares taking into account the dilution effects:

Number of shares	2005	2004

Weighted average number of subscribed ordinary shares outstanding	2,192,232,156	2,385,418,773

Dilution effects:
- options	5,388,549	2,672,143
- convertible bonds	-	16,252,929
Weighted average number of subscribed ordinary shares outstanding including dilution effects	2,197,620,705	2,404,343,845

  For the calculation of the dilution effects of options we have used the positive difference between the number of shares that would have been issued at the average market price during the year, being EUR 7.28, and the number of shares that would have been issued at the applicable exercise price. These are treated as issuance of ordinary shares for no consideration.

  The following table contains the basis for the earnings per share calculations:

Amounts in millions of euro	2005	2004

Profit attributable to equity holders	1,437	1,707

Adjustment: convertible bond interest expenses net of tax	-	8
Profit attributable to equity holders including dilution effects	1,437	1,715

  [9] Dividend per share

  At the Annual General Meeting of Shareholders on April 11, 2006, a 2005 dividend of EUR 0.45 per share, totaling EUR 943 million, will be proposed. During 2005 we paid an interim dividend amounting to EUR 0.13 per share, totaling to EUR 281 million. These financial statements do not reflect the final proposal for dividend payable, which will be accounted for in the Consolidated Statement of Changes in Group Equity as an appropriation of retained earnings in the year ending December 31, 2006.

  Back to content

  Notes to the Consolidated Balance Sheet

  General note

  For the segment information, reference is made to the section Segment Reporting.

  NON-CURRENT ASSETS

  [10] Intangible fixed assets

  Statement of changes in goodwill

Amounts in millions of euro	2005	2004

Cost	4,147	4,124
Accumulated impairments	-8	-
Balance as of January 1	4,139	4,124

Investments	517	22
Disposals	-4	-
Impairments	-40	-8
Exchange rate differences	-1	1
Total changes	472	15

Cost	4,659	4,147
Accumulated impairments	-48	-8
Total goodwill	4,611	4,139

- of which held for sale	-40	-
Balance as of December 31	4,571	4,139

  Investments include EUR 489 million goodwill paid for Telfort - reference is made to Business combinations and other changes in consolidation on page 136 and EUR 23 million goodwill paid for SNT Germany and SNT Group.

  Goodwill is allocated to cash-generating units (US GAAP: reporting unit) for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The allocation of goodwill to cash generating units is shown below:

Amounts in millions of euro	Cash-generating unit	Dec. 31, 2005	Dec. 31, 2004

E-Plus	E-Plus	4,026	4,026
Telfort	KPN Mobile The Netherlands	489	-
BASE	BASE	28	28
Other		68	85
Total goodwill		4,611	4,139

- of which held for sale		-40	-
Balance as of		4,571	4,139

  Other goodwill is mainly related to assets held for sale (Xantic and SNT activities) and is tested per separate activity based on the expected fair value less cost to sell.

  E-Plus

  In the fourth quarter of 2005, we performed our annual impairment test on E-Plus. The recoverable amount was determined as fair value less cost to sell.

  For determining the fair value less cost to sell, we generally use market information and may use other methods if they appear appropriate given the specific facts and circumstances. The methodology utilized in determining the fair value less cost to sell is based on the Income Approach.

  The Income Approach is based on a discounted cash flow (DCF) valuation. This involves the use of projected cash flows of sales, purchases and capital expenditures. Factors forming the basis for expected future financial performance include historical growth, business plans for E-Plus as well as historic and expected levels of operating profitability. In addition, the company’s ability to generate cash flows beyond the forecast horizon is captured in the terminal value. These future cash flows and the terminal value are then discounted to the present at a rate of return commensurate with the entity's inherent risk.

  For the valuation of E-Plus' goodwill, we have involved a third party valuation specialist to support us in estimating the underlying fair value taking into account market comparisons and recent transactions.

  At December 31, 2005 the carrying value of the E-Plus related assets amounted to EUR 9,418 million. Based on our impairment analyses using a discount rate of 7.8% after tax, we concluded there was no need for impairment.

  We also performed sensitivity analyses by using (1) a higher discount rate of 9% and by using (2) 10% less cash flows in our projections. Each of these scenarios would individually not have led to an impairment.

  KPN Mobile The Netherlands

  Telfort was acquired in October 2005. We performed a purchase price allocation as a result of which we recognized goodwill for an amount of EUR 489 million. The outcome of the purchase price allocation was also used for impairment test purposes.

  On February 28, 2006, with the signing of Memoranda of Understanding with Ericsson and Huawei, we announced our decision of the full integration of KPN Mobile The Netherlands' and Telfort's networks. This decision will lead to accelerated depreciation and/or impairments of (some parts of) these networks and to accelerated amortization and/or impairments of (some of) our licenses. At year-end 2005, we estimate that the book value of the affected assets of Telfort and KPN Mobile The Netherlands amounted to EUR 450 million at maximum.

  Statement of changes in intangible fixed assets with finite lives

Amounts in millions of euro	Licenses	Computer software	Other	Total
Amortization rate in %	2-10	20-33	5-25

Cost	9,767	664	18	10,449
Accumulated amortization and impairments	-5,310	-474	-5	-5,789
Balance as of January 1, 2004	4,457	190	13	4,660

Additions	1	111	22	134
Changes in consolidations/Other	-	15	-	15
Disposals	-	-6	-	-6
Amortization	-128	-137	-	-265
Reversal of impairments	16	-	-	16
Exchange rate differences	2	-	-	2
Total changes	-109	-17	22	-104

Cost	9,682	698	40	10,420
Accumulated amortization and impairments	-5,334	-525	-5	-5,864
Balance as of December 31, 2004	4,348	173	35	4,556

Application of IFRS 5	-28	-	-	-28
Balance as of January 1, 2005	4,320	173	35	4,528

Additions	4	213	6	223
Changes in consolidations/Other	186	36	314	536
Disposals	-	-1	-2	-3
Amortization	-308	-118	-24	-450
Impairments	-4	-	-	-4
Total changes	-122	130	294	302

Cost	9,808	948	369	11,125
Accumulated amortization/impairments	-5,610	-645	-40	-6,295
Balance as of December 31, 2005	4,198	303	329	4,830

  The classification of licenses as held for sale in the 2005 Opening Balance Sheet relates to licenses held by PanTel.

  LICENSES

Amounts in millions of euro	December 31, 2005	December 31, 2004

E-Plus	3,104	3,324
KPN Mobile The Netherlands	898	785
BASE	195	210
Other	1	29
Balance as of	4,198	4,348

  We started rendering UMTS services in The Netherlands and Germany in 2004 and hence started to amortize these licenses. As no services are currently offered under the UMTS license in Belgium, we have not yet started amortizing this license. During 2004, we reversed an amount of EUR 16 million of the previously recognized impairment of the UMTS license of BASE.

  Until 2004, we performed separate impairment tests for our GSM and UMTS activities per geographical area. As from 2005, we believe that the cash flows from GSM and UMTS activities can no longer be determined largely independent from each other, while achieving reliable outcomes. The following developments are the basis for this conclusion:

    users switch between GSM and UMTS networks without noticing and without being invoiced separately;

    innovations, like EDGE, gradually decrease the technical separation between GSM and UMTS;

    in some European countries including Germany, the discussions has started to extend GSM licenses, which indicates that UMTS is not likely to replace GSM but rather complementary to GSM;

    GSM and UMTS networks use common infrastructure; and

    the business is managed and monitored as one integrated operation.

  At December 31, 2005, Other intangible fixed assets with finite lives primarily related to Telfort's customer relationships (EUR 242 million) and trade mark (EUR 26 million).

  For a discussion on KPN's claims for VAT related to UMTS licenses acquired, reference is made to Contingent assets.

  [11] Property, plant and equipment

  Statement of changes in Property, plant and equipment

Amounts in millions of euro	Land and buildings	Plant and equipment	Other tangible non-current assets	Assets under construction	Total
Depreciation rate in %	0-10	5-33	10-33	-

Cost	1,745	17,229	579	750	20,303
Accumulated depreciation/impairments	-880	-9,720	-319	-32	-10,951
Balance as of January 1, 2004	865	7,509	260	718	9,352

Additions	62	1,536	113	-144	1,567
Disposals	-11	-3	-37	-9	-60
Changes in consolidations/Other	-1	55	2	-5	51
Depreciation	-98	-1,689	-122	-	-1,909
Impairments and retirements, net	-4	-18	-2	-	-24
Exchange rate differences	1	1	-	-	2
Total changes	-51	-118	-46	-158	-373

Balance as of December 31, 2004	814	7,391	214	560	8,979

Cost	1,768	17,400	477	582	20,227
Accumulated depreciation/impairments	-954	-10,009	-263	-22	-11,248
Balance as of December 31, 2004	814	7,391	214	560	8,979

Application of IFRS 5	-26	-31	-	-5	-62
Balance as of January 1, 2005	788	7,360	214	555	8,917

Additions	80	1,125	117	-121	1,201
Disposals	-4	-8	-	-1	-13
Changes in consolidations/Other	-	89	6	58	153
Depreciation	-87	-1,659	-102	-	-1,848
Impairments and retirements, net	-6	-8	-6	-14	-34
Exchange rate differences	-	2	-	1	3
Classified as held for sale	-2	-18	-17	-4	-41
Total changes	-19	-477	-2	-81	-579

Cost	1,788	17,769	501	481	20,539
Accumulated depreciation/impairments	-1,019	-10,886	-289	-7	-12,201
Balance as of December 31, 2005	769	6,883	212	474	8,338

  Property, plant and equipment primarily concerns assets located in The Netherlands (2005: approx. 70%; 2004: approx. 72%) and Germany (2005: approx. 25%; 2004: approx. 24%).

  The book value of property, plant and equipment, of which we are the beneficial owner under financial lease programs, totaled EUR 88 million (2004: EUR 103 million). For details on the financial leases, reference is made to Financing.

  We have entered into a qualified technical equipment lease arrangement by means of which certain network equipment with a total book value at December 31, 2005 of EUR 12 million (2004: EUR 21 million) is leased to a US Owner Trust and subsequently leased back through a financial lease back obligation. This lease arrangement ends in 2017.

  KPN elected the IFRS 1 optional exemption to revalue certain of its fixed assets at IFRS conversion date. KPN decided to use the fair value of these fixed assets as at January 1, 2004 as its deemed cost. KPN applied the depreciated replacement cost method to determine the fair value of these fixed assets and retained external valuation experts to verify the fair value.

  [12] Investments in associates and joint ventures

Amounts in millions of euro	2005	2004

Balance as of January 1	17	31

Additions	4	-
Disposals	-3	-3
Income from associates and joint ventures	13	1
Changes in consolidations/Other	4	-12
Received dividend	-7	-
Classified as held for sale	-2	-
Total changes	9	-14

Balance as of December 31	26	17

  As of December 31, 2005 and 2004, our investments in associates and joint ventures mainly relate to joint ventures. These include among others Schiphol Telematics, Tetraned, Mobirail and Zeus Telecom (all 50%).

  In the table below, we summarize the aggregate amounts of certain financial data with respect to our significant joint ventures, based on KPN's interest.

Financial data regarding joint ventures	Dec. 31, 2005	Dec. 31, 2004
Amounts in millions of euro

Current assets	46	34
Non-current assets	13	11
Current liabilities	38	30
Non-current liabilities	3	2
Total revenues	60	67
Total operating expenses	49	52

  [13] Financial assets

  On December 31, 2004 these assets mainly consisted of Infonet Services Corporation, Intelsat Inc. and EuroWeb International Corporation valued at EUR 146 million. Following the application of IAS 32 and IAS 39 as from January 1, 2005, these securities have been classified as available-for-sale financial assets. Reference is made to note [17].

  [14] Trade and other receivables (non-current)

Amounts in millions of euro	2005	2004

Opening balance	235	280

Application of IAS 32/39	-116	-
Application of IFRS 5	-1	-
Balance as of January 1	118	280

Additions	-	8
Write-down loan	-11	-
Changes in consolidation	-	-20
Redemptions	-41	-19
Reclassified to current receivables	-26	-27
Other	10	13
Classified as held for sale	-1	-
Total changes	-69	-45

Balance as of December 31	49	235

  As of December 31, 2005, trade and other receivables mainly consist of prepaid rent recognized at net present value.

  As of December 31, 2004, these receivables included a loan relating to the sale of our 15% shareholding in Hutchison 3G UK to Hutchison Whampoa Limited (HWL) for an amount of GBP 30 million (EUR 41 million), which amount was received in 2005.

  CURRENT ASSETS

  [15] Inventories

Amounts in millions of euro	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004

Resources, parts, tools and measuring instruments	78	95	97
Finished goods	70	112	112
Total inventories, gross	148	207	209

Provision for obsolescence	-18	-19	-19
Total inventories, net	130	188	190

  [16] Trade and other receivables

Amounts in millions of euro	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004

Trade receivables	1,243	1,228	1,239
Social security and other taxes	370	324	324
Accrued income and prepayments	491	537	606
Other receivables	75	72	73
Balance as of	2,179	2,161	2,242

Amounts in millions of euro	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004

Trade receivables - gross	1,483	1,453	1,453
Provision for doubtful debts	-212	-214	-214
Total trade receivables	1,271	1,239	1,239

- of which held for sale	-28	-11	-
Balance as of	1,243	1,228	1,239

  [17] Available-for-sale financial assets

  Following the application of IAS 32 and IAS 39 as from January 1, 2005, our investments in Infonet Services Corporation (Infonet), Intelsat Inc. and EuroWeb International Corporation (EuroWeb) - previously classified as financial assets (non-current); reference is made to note [13] - were classified as available-for-sale financial assets and valued at fair value, which resulted in an increased value by EUR 23 million. In 2005, we sold Infonet, Intelsat and a part of our share in EuroWeb for an amount of EUR 159 million in total. The revaluation of EUR 23 million was included in the opening equity of January 1, 2005 and was recycled through the Income Statement in 2005. As of December 31, 2005, these assets relate to EuroWeb amounting to EUR 5 million. It is expected that the sale of our share in EuroWeb will be completed in 2006.

Amounts in millions of euro

Balance as of December 31, 2004	-

Application of IAS 32/39	169
Balance as of January 1, 2005	169

Sale of assets	159
Other (including translation differences)	-5
Balance as of December 31, 2005	5

  [18] Cash and cash equivalents

Amounts in millions of euro	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004

Cash	984	890	275
Short-term bank deposits	81	1,276	1,276
Total cash and cash equivalent	1,065	2,166	1,551

- of which held for sale	-32	-8	-
Balance as of	1,033	2,158	1,551

  Cash and cash equivalents as of December 31, 2005 are denominated in euro (99%), US dollar and other currencies (1%). On December 31, 2005, our total outstanding bank guarantees amounted to EUR 72 million (2004: EUR 65 million). The effective interest rate on our outstanding bank deposits ranges from 2 to 2.5%.

  There are no cash and cash equivalents, which are not at free disposal to the company for a period more than 3 months.

  Due to German capital maintenance rules, we are obliged to keep certain funds available at E-Plus. As of December 31, 2005, E-Plus had cash and cash equivalents of approximately EUR 758 million (2004: EUR 699 million).

  Net Cash and cash equivalents

Amounts in millions of euro	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004

Cash and cash equivalents	1,065	2,166	1,551

Bank overdraft repayable on demand	-804	-615	-
Net Cash and cash equivalents	261	1,551	1,551
- of which held for sale	32	8	-

  Cash and cash equivalents held for sale relate to SNT (EUR 19 million) and Xantic (EUR 13 million) as of December 31, 2005 (January 1, 2005: EUR 8 million relating to PanTel).

  [19] Non-current assets and liabilities and disposal groups held for sale

Amounts in millions of euro	Non current assets and disposal groups classified as held for sale	Liabilities directly associated with non-current assets and disposal groups classified as held for sale

Balance as of January 1, 2005	121	91

Sale of assets	-121	-91
Additions	176	91
Balance as of December 31, 2005	176	91

  With the adoption of IFRS 5 as of January 1, 2005, we classify the activities we have decided to dispose of as assets held for sale. At January 1, 2005, all assets held for sale and the directly associated liabilities relate to PanTel, a wholesale telecom provider in the Central Eastern European region. During 2005, we sold our interest in PanTel; no gain or loss was recognized. As of December 31, 2005 Assets held for sale relate to activities of SNT (including SNT Germany) and Xantic, including the capitalized goodwill for these entities.

  As of December 31, 2005, Non-current assets and disposal groups classified as held for sale mainly relate to goodwill (EUR 40 million), property, plant and equipment (EUR 41 million), trade and other receivables (EUR 45 million), and cash equivalents (EUR 32 million). The corresponding liabilities mainly relate to non-current liabilities (EUR 13 million) and current liabilities (EUR 78 million).

  As of January 1, 2005, Non-current assets and disposal groups classified as held for sale mainly relate to licenses (EUR 28 million), property, plant and equipment (EUR 62 million), trade and other receivables (EUR 20 million), and cash equivalents (EUR 8 million). The corresponding liabilities relate to non-current liabilities (EUR 53 million) and current liabilities (EUR 38 million).

  [20] Equity attributable to equity holders

  For a breakdown of Equity attributable to equity holders, reference is made to the Consolidated Statement of Changes in Group Equity.

  SHARE CAPITAL

  Our authorized capital stock totals EUR 1,920,000,000, divided into 4 billion ordinary shares of EUR 0.24 each, one special share of EUR 0.48 and 3,999,999,998 Class B preferred shares of EUR 0.24. As of December 31, 2005, a total of 2,151,360,369 ordinary shares are outstanding. In December 2005, the State of The Netherlands sold 165 million ordinary shares, of which 60 million to KPN, and the special share for EUR 0.48 to KPN. After this sale, the State of The Netherlands holds around 7.8% of the ordinary shares as of December 31, 2005 (2004: 20.7%). In 2005, we acquired the remaining minority interest in SNT via the issuance of 3,000,031 ordinary shares.

  SHARE PREMIUM

  The additional paid-in capital is exempt from Dutch tax up to an amount of EUR 10,523 million (2004: EUR 11,693 million).

  OTHER RESERVES

  Below a detailed overview of the movements in the number of treasury shares and other reserves:

Amounts in millions of euro, unless indicated otherwise	Number of treasury shares	Treasury shares reserve	Hedge reserve	Tax effect hedge reserve	Available-for-sale assets reserve	Currency translation reserve	Total other reserves

Balance as of January 1, 2004	22,610,859	-123	-	-	-	-	-123

Sold (exercise options)	-5,620,473	28	-	-	-	-	28
Purchased	168,385,875	-1,042	-	-	-	-	-1,042
Cancelled	-161,596,876	1,000	-	-	-	-	1,000
Other changes	578	-	-	-	-	-1	-1
Balance as of December 31, 2004	23,779,963	-137	-	-	-	-1	-138

Application of IAS 32/39	-	-	-236	71	23	-	-142
Balance as of January 1, 2005	23,779,963	-137	-236	71	23	-1	-280

Sold (exercise options)	-5,779,375	28	-	-	-	-	28
Purchased	244,916,137	-1,782	-	-	-	-	-1,782
Repurchase costs		-2	-	-	-	-	-2
Cancelled	-181,039,631	1,252	-	-	-	-	1,252
Other changes	-2,168	-	15	-4	-	-	11
Exchange rate differences	-	-	-	-	-	9	9
Sale of assets	-	-	-	-	-23	-	-23

Balance as of December 31, 2005	81,874,926	-641	-221	67	-	8	-787

- of which to be cancelled	-60,000,000	508
Total treasury shares	21,874,926

  Total distributable reserves at December 31, 2005 amount to EUR 4,413 million. For a detail of our non-distributable reserves, reference is made to the Corporate Financial Statements.

  Treasury shares and treasury shares reserve

  KPN's repurchased shares are held in treasury for delivery upon exercise of options of management and personnel and are accounted for as a reduction of Equity attributable to equity holders. Treasury shares are accounted for at cost, representing the market price on the acquisition date. When issued, shares are removed from the treasury stock. Any proceeds from the reissuance of treasury shares are recognized directly in the other reserves. In the event that more options are exercised than available as treasury shares for option plans, we anticipate providing shares through the issuance of new shares or the purchase of shares in the market. The options granted to management and employees are partially covered by fully consolidated foundations: Stichting Werknemersopties KPN and Stichting Werknemersaandelen KPN.

  During 2005, we purchased 5,166,000 ordinary shares (2004: 5,499,505 ordinary shares) for option plans for an average share price of EUR 6.38 (2004: EUR 6.04). Our balance at December 31, 2005 includes 60 million shares repurchased from the Dutch State in December. In the same transaction, we repurchased the special share for an amount of EUR 0.48. We intend to cancel these ordinary shares and the special share following the Annual Shareholders Meeting. The balance as of December 31, 2004 includes 1,289,494 shares (EUR 9 million), which have been cancelled in 2005.

  [21] Minority interests

  In 2005, minority interests represent mainly the 35% minority interest of Telstra in Xantic (2004: 35%) and of various third parties in Digitenne (60%). As of December 31, 2004, minority interest related to the 2.16% minority stake of NTT DoCoMo in KPN Mobile and of various third parties in SNT (6.3%) and PanTel (2004: 24.2%). As Digitenne has a negative equity, the minority interest of third parties could not be attributed.

  During 2005, we acquired the remaining 6.3% minority stake in SNT from third parties as well as the remaining 2.16% minority stake in KPN Mobile from NTT DoCoMo.

  During 2004, other changes in minority interest mainly related to the decrease of the minority interest in SNT from 49.22% to 6.3%.

  NON-CURRENT LIABILITIES

  [22] Borrowings

  For details on borrowings, reference is made to Financing and Financial Instruments.

  [23] Provisions for retirement benefit obligations

  Provisions for retirement benefit obligation consist of Pension provisions and the Provision for our Social Plan 2001.

Amounts in millions of euro	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004

Pension provisions	1,021	1,213	1,213
Provision for Social Plan 2001	302	364	364
Total provisions	1,323	1,577	1,577

- of which held for sale	-3	-	-
Balance as of	1,320	1,577	1,577
  PENSIONS

  The majority of our employees in The Netherlands are covered by defined benefit plans. The majority of the employees outside The Netherlands are covered by defined contribution plans. The measurement date for all defined benefit plans is December 31.

  We make contributions to provide sufficient assets to fund the benefits payable to participants of defined benefit plans. The contributions are based upon various factors, including funded status and legal and tax considerations. Certain defined benefit plans (i.e., the early retirement plans) are funded when claims are incurred.

  In December 2005, we reached an agreement in principle with trade unions in The Netherlands with respect to proposed changes to the pension plans.

  For employees in The Netherlands, the benefits provided are based on the employee's years of service and compensation level. The pension plan consists of the following elements:

    a defined benefit average pay plan for the salary up to EUR 45,378;

    a defined contribution plan for the salary exceeding EUR 45,378, on which a 0% return on the nominal contribution is guaranteed by KPN; and

    employees can opt to participate in an individual pension saving scheme. For this scheme, all contributions are made by the employees. KPN guarantees a 0% return on the nominal contribution.

  The retirement age increased from 62 to 65 years. The following transitional early retirement plans remain for retirement before the age of 65:

    KPN guarantees employees born before 1950 and who were in service on April 1, 2000 a benefit of 80% of final salary from age 62 to 65;

    for employees born in the period 1950-1959 and who were in service on April 1, 2000 KPN guarantees a benefit of 75% of final salary for employees born in 1950 (diminishing to 70% for employees born in 1959) and a retirement age of 62 years for employees born in 1950 (increasing to 63.5 years for employees born in 1959); and

    KPN guarantees 80% of final salary until the age of 65 to employees born before 1950 and 75% to employees born in or after 1950. For employees that served 25 years or more on April 1, 1996 early retirement starts at age 61 or after 40 years of service.

  The changes in the pension plans resulted in 2005 in a EUR 88 million lower benefit obligation and a curtailment in the pension charges of EUR 83 million.

  The balance sheet position of the defined benefit obligations can be broken down as follows:

Amounts in millions of euro	2005	2004

Defined benefit obligation - balance as of January 1	5,338	4,827
Service charges	174	158
Interest charges	238	269
Benefits paid	-138	-128
Employee's contribution	10	10
Other employers' contributions	1	1
Past-service costs	3	-
Actuarial profit/loss	171	316
Business combinations	28	-
Curtailment / settlement / transfer	-88	-115
Defined benefit obligation - balance as of December 31	5,737	5,338
- of which funded plans	5,248	4,756

Fair value of plan assets - balance as of January 1	3,859	3,600
Realized investment yield	441	299
Employer's contribution	263	182
Employee's contribution	10	10
Other employers' contributions	1	1
Benefits paid	-138	-128
Business combinations	25	-
Settlements	-	-105
Fair value of plan assets - balance as of December 31	4,461	3,859

Benefit obligation in excess of plan assets	1,276	1,478

Unrecognized (gains)/losses	-255	-265
Pension provisions	1,021	1,213
- of which funded plans	609	642
- of which unfunded plans	412	571

  Defined benefit pension plans also exist for part of the employees of E-Plus. These plans are included in the figures and their impact on the 2005 figures is EUR 20 million on the pension provision and EUR 6 million on the pension charges.

  The pension charges recognized for the years 2005 and 2004 were as follows:

Amounts in millions of euro	2005	2004

Service charges	-174	-158
Interest charges	-238	-269
Investment yield	260	243
	-152	-184

Recognized actuarial losses	-1	-
Past service costs	-3	-
Curtailments / settlements	83	14
	-73	-170

Business combinations	-1	-
Defined contribution plans	-16	-17
Total pension charges	-90	-187

  The weighted average of the actuarial assumptions used in the calculation of the defined benefit obligations and the pension charges are:

As a %	Dec. 31, 2005	Dec. 31, 2004

Discount rate	4.2	4.5
Expected salary increases	2.5	2.5
Expected return on assets	6.3	6.6
Expected indexation	85%	100%

  The discount rate is based on high quality zero-coupon corporate bonds in the eurozone with maturities equal to the duration of the benefit obligations. The expected return on assets is determined per asset category (i.e., equities, fixed interest, real estate, market neutral hedges and commodities). The expected return on fixed interest is derived from the actual interest rate on balance sheet date for similar interest bearing securities. The return on fixed interest is the basis for the expected return on equities. The return on equities is based on the return on fixed interest plus a premium, as historically the return of equities exceeds that on fixed interest. The return on the other asset categories is derived from historic returns. The expected return on assets in 2005 decreased as the market interest decreased compared to 2004 despite the increased strategic percentage of the portfolio invested in equities.

  Sensitivity analysis

  The table below shows the sensitivity of the employer pension expense of EUR 90 million over 2005 to the most important assumptions:

Amounts in millions of euro

Change in pension charges as reported in 2005
Change in assumption in percentage points	+0.5%	-0.5%

Discount rate	-39	49
Expected return on assets	-20	21
Expected salary increases	76	-63

  Plan assets: investment policies/strategies

  The pension funds actively manage the investment portfolio. The investment strategy is determined annually by the board of the foundations based on a yearly asset-liability study and in consultation with investment advisers and within the boundaries given by the Regulatory Body for pension funds in The Netherlands (De Nederlandsche Bank, or DNB). The pension plans invest in the global equity and debt markets. The investments are reviewed daily by the investment manager and on a quarterly basis by the board of the pension fund. When necessary the board decides on a change in the investment policy in consultation with investment advisers. The assets are carried at market value. As KPN invests in market indices like MSCI, a minor part of these investments is related to KPN equities. None of the investments in real estate are rented by KPN.

  The weighted average investment portfolio is comprised of the following:

	Strategic as from 2006	Current as of December 2005	Current as of December 2004
Equities	40%	38%	37%
Fixed income	41%	47%	48%
Real estate	12%	9%	9%
Other	7%	6%	6%
Total	100%	100%	100%

  Expected contributions and benefits

  In 2005, the total contribution amounted to EUR 263 million, of which EUR 139 million related to regular pension premiums for the year 2005. The remaining amount includes an additional funding requirement of EUR 50 million for the year 2004 and also early retirement benefits. For 2006, we expect less regular pension premiums and no additional funding payments; benefits for early retirement are expected to be in line with 2005. Cash contributions for transitional plans are amongst others subject to discussions with the pension fund.

  PROVISION FOR SOCIAL PLAN 2001
Amounts in millions of euro	2005	2004

Balance as of January 1	364	417

Withdrawals	-67	-67
Interest	9	17
Release	-4	-3
Balance as of December 31	302	364

  This provision relates to the costs for employees who voluntarily left under the Social Plan agreed upon with the trade unions and Works Council in 2001. This Plan provides for the reduction of our workforce in The Netherlands by at most 5,280 employees. Approximately 2,300 employees of age 55 and older were offered an early retirement scheme under conditions similar to the existing early retirement plan. The amount and timing of the cash outflows are certain except for mortality rates.

  [24] Provisions for other liabilities and charges

Amounts in millions of euro	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004

Restructuring provision	125	116	116
Asset retirement obligations	240	189	189
Other provisions	118	121	121
Total provisions for other liabilities and charges	483	426	426
- of which held for sale	-10	-	-

Balance as of	473	426	426
- of which non-current	396	315	315
- of which current	77	111	111
  RESTRUCTURING PROVISION

  The restructuring provision consists of the following components:

Amounts in millions of euro	2005	2004

Personnel (lay-off obligations)	92	69
Contractual obligations	33	47
Restructuring provision	125	116

  Of the restructuring provision, approximately EUR 55 million (2004: EUR 70 million) had a term of less than one year. It is anticipated that the remainder has a term of less than 5 years.

Amounts in millions of euro	Personnel	Other	Total

Balance as of January 1, 2004	70	87	157

Additions	80	-	80
Withdrawals	-65	-15	-80
Release	-16	-25	-41
Balance as of December 31, 2004	69	47	116

Additions	86	6	92
Withdrawals	-63	-20	-83
Balance as of December 31, 2005	92	33	125
- of which held for sale	3	-	3

  Personnel (lay-off obligations)

  In 2005, we continued to substantially reduce our staff. We embarked on a comprehensive program to achieve a structurally lower cost base by reducing the complexity of the network by implementating an all-IP network, IT rationalization and simplification of the Group structure. The restructuring provision is calculated based on the Social Plan agreed upon with the trade unions and Works Council.

  During 2005, we recognized an addition to the provision of EUR 86 million in total for redundant personnel, of which EUR 47 million related to the Fixed division, EUR 36 million to Other activities and EUR 3 million to the Mobile division. The 2004 addition of EUR 80 million consisted of EUR 28 million in the Fixed division, EUR 41 million in Other activities and EUR 11 million in the Mobile division.

  The introduction of new technologies and efficiency measures led to an initial reduction of approximately 800 employees in our Fixed division at the beginning of 2004. Due to natural attrition and employees finding a new job within KPN, only a number of 250 employees out of these 800 were made redundant. As a consequence, a release of EUR 16 million was recorded in 2004.

  Contractual obligations

  The release of EUR 25 million in 2004 included an amount of EUR 18 million recognized as a result of renegotiations with Atos Origin relating to revenue guarantees.

  ASSET RETIREMENT OBLIGATIONS
Amounts in millions of euro	2005	2004

Balance as of January 1	189	154

Additions	15	30
New consolidations	26	-
Interest	12	8
Withdrawals	-1	-
Release	-1	-3
Balance as of December 31	240	189
- of which current	1	3

  The asset retirement obligations at December 31, 2005 amounted to EUR 240 million (2004: EUR 189 million), of which EUR 5 million (2004: EUR 13 million) has a term of less than five years.

  OTHER PROVISIONS
Amounts in millions of euro	2005	2004

Balance as of January 1	121	104

Additions	16	33
Interest	2	2
Withdrawals	-21	-
Release/Other	-	-18
Balance as of December 31	118	121
- of which current	31	38
- of which held for sale	7	-

  Apart from other long-term employee benefits, Other provisions relates to various risks and commitments such as guarantees, claims and litigations and onerous contracts. The majority of Other provisions, apart from long-term employee benefits, has a term of less than five years.

  [25] Other payables and deferred income (non-current)

  Deferred income concerns amounts received in advance for revenues that will be recognized in the future. As of December 31, 2005, an amount of EUR 285 million (2004: EUR 340 million) is recorded as deferred income in Other payables and deferred income. The short-term portion, an amount of EUR 124 million, is included in Trade and other payables (current).

  [26] Trade and other payables (current)

Amounts in millions of euro	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004

Trade payables	820	832	841
Deferred income	662	771	771
Accrued interest	164	161	161
Other payables and accrued expenses	1,305	1,087	1,108
Total	2,951	2,851	2,881
- of which held for sale	55	28	-

  As of January 1, 2005, Trade and other payables decreased mainly as a result of the fact that the trade and other payables in PanTel (EUR 28 million) have been classified as held for sale following the application of IFRS 5.

  The other payables and accrued expenses as of December 31, 2005 contain a deferred payment of EUR 132 million in relation to the Telfort acquisition; reference is made to Business combinations and other changes in consolidation.

  [27] Derivative financial instruments

  Derivative financial instruments can be broken down as follows:

Amounts in millions of euro	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2004

Assets	17	37	-
Non-current	17	28	-
Current	-	9	-

Liabilities	-723	-1,220	-
Non-current	-716	-1,074	-
Current	-7	-146	-

Total derivative financial instruments	-706	-1,183	-
- of which interest-bearing liabilities	-699	-1,188	-
- of which forward exchange contracts	-7	5	-

  For details on derivative financial instruments, reference is made to Financing and financial instruments.

  Financing and financial instruments

  Borrowings

	Bonds & Loans	Convertible Bond	Financial Lease Obligations	Other Debt	Total	Of which held for sale	Total per balance sheet

Balance as of January 1, 2004	8,748	1,127	127	201	10,203

New loans	2,125	-	89	2	2,216
Redemptions	-2,036	-800	-53	-50	-2,939
Changes in consolidations	-	-	-	22	22
Exchange rate differences	-22	-	-	-	-22
Balance as of December 31, 2004	8,815	327	163	175	9,480	-	9,480
- of which current	1,196	327	67	69	1,659	-	1,659

Application of IAS 32/39 1)	-1,105	-14	-	615	-504	-63	-567
Balance as of January 1, 2005	7,710	313	163	790	8,976	-63	8,913
- of which current	1,072	313	67	684	2,136	-10	2,126

New loans	990	-	-	536	1,526
Redemptions	-1,100	-327	-61	-78	-1,566
Changes in business combinations	-	-	2	-62	-60
Exchange rate differences	345	-	-	-	345
Fair value adjustments	41	-	-23	-	18
Amortized costs adjustments	14	14	-	-	28
Balance as of December 31, 2005	8,000	-	81	1,186	9,267	-9	9,258
- of which current	843	-	24	1,162	2,029	-9	2,020

Fair value adjustments	-40	-	-	-	-40
Difference swap and spot rate	570	-	-	-	570
Cost to be amortized	89	-	-	-	89
Nominal amount as of December 31, 2005	8,619	-	81	1,186	9,886

  1) Application of IAS 32 and IAS 39 resulted in an adjustment for valuation according to the effective interest rate method and recognition of loans at balance sheet date against spot rates instead of swap exchange rates.

  BONDS AND LOAN PORTFOLIO (INCLUDING CURRENT PORTION)

Amounts in millions of euro (nominal amounts at swap exchange rates)	Dec. 31, 2005	Dec. 31, 2004	Effective interest rate	Nominal interest rate

Bonds and Loans
Non-current
Eurobond 1996-2006	-	279	-	-
Eurobond 1998-2008	1,500	1,500	4.7%	4.8%
Eurobond 2001-2006	-	564	-	-
Eurobond 2001-2008 GBP 1)	258	258	8.4%	8.3%
Eurobond 2004-2009	700	700	-	Euribor + 0.40%
Eurobond 2004-2011	1,425	1,425	5.6%	4.5%
Eurobond 2005-2015	1,000	-	4.1%	4.0%
Global bond 2000-2010 USD 1)	2,002	2,002	8.1%	8.0%
Global bond 2000-2030 USD 1)	891	891	8.5%	8.4%

Current
Global bond 2000-2005	-	659	-	-
Global bond 2000-2005 USD 1)	-	333	-	-
Syndicated loan	-	204	-	-
Eurobond 1996-2006	279	-	6.8%	6.5%
Eurobond 2001-2006	564	-	7.4%	7.3%
	8,619	8,815

Convertible subordinated bond 2000 - 2005
Current	-	327

Financial lease obligations
Non-current	57	96
Current	24	67
	81	163

Other
Non-current
Other	24	106

Current
Bank overdraft 2)	804	4
Credit facility	350	-
Other	8	65
	1,186	175

Total debt	9,886	9,480
- of which current	2,029	1,659

    For more information on the cross-currency swaps related to our foreign currency denominated bonds, reference is made to Cross-currency swaps.

    Debit cash balances, which may not be netted under IFRS (notional cash pools).

  REDEMPTION SCHEDULE OF TOTAL INTEREST-BEARING DEBT

Amounts in millions of euro	Bonds Loans	Financial lease obligations	Other Debt	Total
2006	843	24	1,162	2,029
2007	-	9	24	33
2008	1,758	7	-	1,765
2009	700	7	-	707
2010	2,002	7	-	2,009
2011 and subsequent years	3,316	27	-	3,343
Balance as of December 31, 2005	8,619	81	1,186	9,886

  At year-end 2005, an amount of EUR 9 million was classified as held for sale.

  CONVERTIBLE SUBORDINATED BOND

  In 2000, we issued a EUR 1.5 billion Convertible Bond, which matured in 2005 and was subordinated to any of our outstanding indebtedness. In 2004, we successfully tendered and redeemed early EUR 800 million of this Convertible Bond and, in 2005, we redeemed the remaining outstanding amount of EUR 327 million.

  BONDS

  In February 2004, we used an interest rate swap to change the interest rate profile of the Eurobond 1998 - 2008 from a fixed rate of 4.75% to a 6 months floating rate with a 1.24% spread above Euribor.

  In February 2004, we entered into a cross currency swap transaction to change the interest rate profile of the Eurobond 2001-2008 GBP from a fixed rate of 8.25% to a 6 months floating rate with a 3.14% spread above Euribor.

  On July 21, 2004, a nominal amount of in total EUR 1,961 million (EUR 800 million of the Convertible Bond 2000-2005, EUR 156 million of the Eurobond 1996-2006 and EUR 1,005 million of the Eurobond 2001-2006) was exchanged and repurchased, which was financed through a new issuance of a Floating Rate Note due 2009 for a total amount of EUR 700 million and of a Eurobond due 2011 for a total amount of EUR 1,425 million. The EUR 700 million Floating Rate Notes due 2009 were swapped through an interest rate swap from a floating interest rate into a fixed coupon of 4.02%.

  On June 22, 2005, we issued a Eurobond of EUR 1 billion maturing in 2015 with a fixed coupon of 4%.

  In accordance with our regular redemption schedule, we also redeemed EUR 333 million of the Global bond 2000-2005 (matured on October 3, 2005) and EUR 659 million of the Global bond 2000-2005 (matured on October 4, 2005) in 2005.

  OTHER LOANS (INCLUDING FINANCIAL LEASE OBLIGATIONS)

  As of December 31, 2005, the outstanding amount under the financial lease obligations of E-Plus, SNT and Digitenne amounted to EUR 81 million. The net present value of the total of these obligations amounts to EUR 87 million as of December 31, 2005.

Amounts in millions of euro	Dec. 31, 2005	Dec. 31, 2004

Finance leases liablilities - net present value
Due within 1 year	26	62
Later than 1 year and not later than 5 years	36	41
Later than 5 years	25	41
Total finance lease liabilities - net present value	87	144

  In 2005, we redeemed approximately EUR 40 million of private loans which matured in 2005.

  In accordance with our regular redemption schedule, we redeemed a total amount of EUR 204 million of the syndicated loan, which matured on April 25, 2005 and EUR 99 million of other loans, of which EUR 38 million were early redemptions. As of December 31, 2005 we have temporarily drawn on our credit facility for an amount of EUR 350 million.

  Available financing sources in 2006

  We believe that our working capital and available financing resources will be sufficient to fund our present business requirements, including our budgeted capital expenditures. However, we expect to issue additional debt aimed at refinancing the upcoming redemptions in 2006. Our ability to effect such refinancing will be dependent upon our financial performance and market conditions at such time. We may also elect to redeem debt in advance of its scheduled redemption date.

  Due to German capital maintenance rules, we are obliged to keep certain funds available at E-Plus. As of December 31, 2005, we had cash and cash equivalents of approximately EUR 1,065 million, of which EUR 758 million at E-Plus.

  In addition to the available cash and cash equivalents, cash flows from operations and cash flows from any further sales of non-core assets, we have the following financing resources available:

  EUR 1.5 BILLION MULTI-CURRENCY REVOLVING CREDIT FACILITY

  We have a EUR 1.5 billion credit facility at our disposal maturing on August 17, 2009. The credit facility can be used for general corporate purposes, working capital or refinancing of indebtedness of KPN or subsidiaries. As of December 31, 2005, we temporarily drew an amount of EUR 350 million on this facility.

  OVERDRAFT FACILITIES

  During the third quarter of 2005, we entered into four uncommitted overdraft facilities with four banks, worth EUR 50 million each. These overdraft facilities replaced the EUR 200 million Securitization program.

  GLOBAL MEDIUM TERM NOTE PROGRAM

  In September 2005, we updated our EUR 10 billion Global Medium Term Note (GMTN) program to meet new EU disclosure requirements. The available borrowing capacity as of December 31, 2005 under the EUR 10 billion GMTN program (available since April 1997) amounted to EUR 4,552 million. The GMTN program contains no commitment from investors to provide funding to us. Funding will be available subject to market conditions and other factors at the relevant time.

  Capital Resources Covenants

  Our existing capital resources contain the following covenants, which could trigger additional financial obligations or early redemption of the outstanding indebtedness:

  Our Eurobond 2001-2006 (EUR) and Eurobond 2001-2008 (GBP) contain a rating step-up provision which offers each note holder a 0.375% increase in the interest rate for each notch downgrade of our unsecured long-term debt below either Baa2 by Moody's or BBB+ by Standard & Poor’s, and a rating step-down provision which results in a 0.375% decrease in the interest rate for each notch upgrade (up to the initial interest rate).

  Additionally, we may be required to redeem the outstanding notes early, in the event that (i) we consolidate with or merge into another entity (other than a merger of a subsidiary into KPN in which KPN is a continuing corporation) or convey, transfer or lease all or substantially all of our properties and assets to another person or entity without the prior approval by the note holders; and (ii) the rating assigned to the notes after giving effect to any such transaction is lower either than Baa3 (Moody's) or BBB- (Standard & Poor’s).

  As of December 31, 2005, the total outstanding amount under these bonds amounted to EUR 822 million (2004: EUR 822 million).

  In addition, many of our capital resources contain a covenant prohibiting us to enter into any amalgamation, demerger, merger, corporate restructuring or reorganization, unless prior written consent has been given by the lenders or noteholders (e.g., as in the EUR 1.5 billion multi-currency revolving credit facility) or the resulting company assumes all of our rights and obligations with respect to the notes.

  CREDIT RATING

  Following the announcement on February 7, 2006 of our revised financial framework, Standard & Poor's and Moody's lowered our credit rating to BBB+ with negative outlook and Baa2 with stable outlook, respectively.

  FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

  The estimated fair value of financial instruments has been determined by using available market information and appropriate valuation methods.

Amounts in millions of euro	December 31, 2005
	Carrying amount	Fair value
Assets
Derivatives - non-current	17	17
Accounts receivable - non-current	49	48
Accounts receivable - current	1,243	1,243
Cash and cash equivalents	1,065	1,065

Liabilities
Derivatives - non-current	716	716
Derivatives - current	7	7
Borrowings	9,267	10,133
Accounts payable	2,128	2,128

  The following methods and assumptions were used to estimate the fair value of financial instruments:

  Derivatives

  The fair value of derivatives is estimated by discounting at swap market interest rate the future cash flows at the mid price based on the balance sheet date. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

  Borrowings

  The fair value is estimated on a discounted cash flow analyses based upon the incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. The discount rate is based on an average yield rating A-/BBB+.

  Other financial fixed assets

  The fair value is estimated on a discounted cash flow basis.

  Cash, cash equivalents, accounts receivable and payable

  As the maturity of these financial instruments is short, the carrying value approximates the fair value.

  Quantitative and qualitative disclosures about market risk

  GENERAL

  KPN's activities expose it to a variety of financial risks: currency risk, interest rate risk, credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on KPN's financial performance. KPN uses derivative financial instruments to hedge certain risk exposures.

  The financial risks are managed by our Treasury department under policies approved by the Board of Management. Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units. The Board provides written policies covering specific areas such as currency risk, interest rate risk, credit risk, liquidity risk and the usage of derivative financial instruments for hedging purposes.

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

  Our policy is to apply hedge accounting for all our derivative financial instruments related to interest bearing debt. Hedge accounting may only be applied when certain criteria are met regarding formal designation and documentation of the hedging relationship, the risk management objective, the strategy for undertaking the hedge and the effectiveness of the hedge. As a consequence, we test effectiveness of the hedge relationship at inception and every quarter.

  In addition, our Treasury department provides cash management and funding services to the Group's operating units.

  CURRENCY RISK

  Given our operating activities, we have a limited exposure to foreign exchange risk of currencies outside the eurozone. This exposure mainly results from settlement of international telecommunications traffic, purchase of goods and equipment and primarily exists of British pound and US dollar exposure. Operating units are obliged to hedge their firm commitments and highly predictable anticipated transactions in foreign currencies with a counter value above EUR 100,000 by forward contracts transacted with Treasury. Accordingly, Treasury matches and manages the intercompany and external exposures using forward exchange contracts. We do not apply hedge accounting for these hedge instruments.

Amounts in millions of euro	Contract volume	Fair value	Contract volume	Fair value

	2005	2005	2004	2004

Term shorter than 1 year	141	-6	235	7
Term longer than 1 year	28	-1	27	-
Total forward exchange contracts	169	-7	262	7

  All our bonds denominated in foreign currencies are hedged with cross-currency interest rate swaps. The swaps are used to mitigate the exposure on currency risk and/or interest risk. For all these hedge relations, we meet the criteria of, and also apply, hedge accounting.

	Hedged Item (bonds)							Hedging instrument
Amounts in millions	Currency	Notional Amount	Interest	Settlement date	Currency	Contract amount	Interest	Fair value of hedge as of December 31
								2005	2004

Cashflow hedges	USD	285		October 1, 2005		-		-	-126
	USD	1,750	8.00%	October 1, 2010	EUR	2,002	7.00%	-655	-852
Fair value hedges	GBP	175		April 11, 2008	EUR	258	5.36%	-1	-11
	USD	1,000	8.38%	October 1, 2030	EUR	891	4.94%	-49	-211
Total					EUR	3,151		-705	-1,200

  Cash flow hedge

  For the USD 1,750 million bond, maturing October 1, 2010, we hedged the currency exposure by fixing the counter value to EUR 2,002 million. We also hedged the interest rate exposure by swapping the interest rates from US dollar fixed to euro fixed (approximately 7.00% per annum).

  Fair value hedges

  For the GBP 175 million bond, maturing April 11, 2008, we hedged the currency exposure by fixing the counter value to EUR 258 million. Also, we hedged the interest rate exposure by swapping the interest rates from British pound fixed to euro floating (6-month Euribor plus 3.14% margin).

  For the USD 1,000 million bond, maturing October 1, 2030, we hedged the currency exposure by fixing the counter value to EUR 891 million. Also we hedged the interest rate exposure by swapping the interest rates from US dollar fixed to euro floating (6-month Euribor plus 2.75% margin).

  ACTIVE CROSS CURRENCY SWAPS WITH BREAK CLAUSE

  Only the swaps mentioned below have break clauses (early termination option) where both our counter parties and we have the right to terminate the transaction on previously agreed settlement payment dates (put date). After expiry of the put date, early termination is possible on the same date with a certain interval (mostly a year). When early termination occurs, the parties will settle a positive or negative market value.
  In line with our hedging policy, we aim to mitigate the exposure in the event of an early termination by replacing the cross-currency swap contract.

Foreign currency	Notional amount in foreign currency (in millions)	First put date	Termination date of swap contract	Market value as of December 31, 2005 (in millions of euro)	Market value as of December 31, 2004 (in millions of euro)
USD	250	October 1, 2010 for USD 250 million (yearly thereafter)	October 1, 2030	-14	-54
USD	250	October 1, 2010 for USD 250 million (every 7 years thereafter)	October 1, 2030	-14	-53
USD	500	October 1, 2008 for USD 500 million (yearly thereafter)	October 1, 2030	-21	-100
Total				-49	-207
  INTEREST RATE RISK

  We are exposed to market risk arising from changing interest rates, primarily in the eurozone. At December 31, 2005, approximately 61% of interest-bearing debts - valued at nominal value at swap rate - are subject to fixed interest rates. Periodically we evaluate the desired mixture of fixed and floating rate liabilities. With a view on our existing and forecasted debt structure, our Treasury enters into interest rate derivatives to modify the interest payments based on the desired mixture of debt approved by our Board of Management. For all these swaps, we apply hedge accounting.

	Hedged Item (bonds)							Hedging instrument
Amounts in millions	Currency	Notional Amount	Interest	Settlement date	Currency	Contract amount	Interest	Fair value of hedge as of December 31
								2005	2004

Cashflow hedge	EUR	700	2.59%	July 21, 2009	EUR	700	4.02%	-11	-15
	EUR	204		April 23, 2005		-		-	-2
Fair value hedge	EUR	1,500	4.75%	November 5, 2008	EUR	1,500	3.65%	17	28
Total					EUR	2,200		6	11

  Cash flow hedge

  For the EUR 700 million bond, maturing July 21, 2009, we hedged the interest rate from floating (3-month Euribor plus 0.40% margin) to fixed (4.02% per annum).

  Fair value hedge

  For the EUR 1,500 million bond, maturing November 5, 2008, we hedged the interest rate from fixed (4.75% per annum) to EUR floating (6-month Euribor plus 1.24% margin).

  Excess available cash is invested in money market instruments, whereby credit risk is mitigated by strict policies on counter party limits.

  As of December 31, 2005, we carried out a sensitivity analysis with regard to our interest rate risk on interest-bearing assets and liabilities. This analysis included, without a change in circumstances, an adverse change of 100 basis points, which would hypothetically result in EUR 39 million higher interest costs for 2005 (2004: EUR 28 million).

  For cash and cash equivalents with a value of EUR 1,065 million as of December 31, 2005, this adverse change would hypothetically result in EUR 11 million higher interest income for 2005 (2004: EUR 16 million).

  CREDIT RISK

  Credit risk is controlled by a restrictive policy as to the choice of potential counter parties. Pursuant to that policy, we set limits for maximum exposure per counter party and investment periods primarily based on certain minimum credit ratings. Every day, we monitor the credit ratings of our counter parties. Separate limits are set for some strong counter parties without credit rating. On December 31, 2005, the maximum credit risk amounts to EUR 1,082 million (2004: EUR 1,586 million). Credit risk is considered to be low given the relatively high number of relatively small receivables.

  LIQUIDITY RISK

  Liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facility and the ability to close market positions. Treasury aims to maintain flexibility by keeping a committed revolving credit facility of EUR 1.5 billion. As of December 31, 2005 we drew EUR 350 million on this facility. Furthermore, we entered into four uncommitted overdraft facilities with four banks, worth EUR 50 million each. These overdraft facilities have replaced the EUR 200 million Securitization program.

  Back to content

  Other disclosures

  Business combinations and Other changes in consolidation

  Changes in consolidation

  In 2005, KPN acquired the following entities, which were fully consolidated as from acquisition date:

    Telfort B.V.;

    Freeler B.V.; and

    CAS Internet B.V. (Hcc!Net).

  The total consideration for the acquisition of these subsidiaries amounted to EUR 1,162 million, of which EUR 1,146 million relates to Telfort.

  In 2005, KPN sold the fully consolidated subsidiary PanTel for EUR 9 million.

  In 2004, the changes in consolidation were related to the increase of our interest in Digitenne and the partial sale and dilution of our interest in Euroweb.

  Business combinations

  On October 4, 2005, the Group acquired 100% in the share capital of Telfort B.V., a mobile network operator in The Netherlands. The Telfort business acquired contributed revenues, after eliminations of intragroup items, EUR 93 million and a profit of EUR 8 million to the Group for the period from October 4 to December 31, 2005.

  If the acquisition had occurred on January 1, 2005, we estimate consolidated revenues would have been EUR 275 million higher resulting in Group revenues of approximately EUR 12.1 billion. Group profit (under the assumption that the network integration had not occurred) would have been approximately EUR 20 million higher.

  Details of net assets acquired and goodwill are as follows:

Amounts in millions of euro

Cash paid	1,009
Earn-out obligation (deferred consideration)	132
Costs directly related to the acquisition	5
Total purchase consideration	1,146

Fair value of net assets acquired	657
Goodwill [10]	489

  With the former shareholders and management of Telfort, it was agreed that a final payment of EUR 132 million will be made in May 2006.

  Goodwill is attributable to the significant synergies expected to arise after the acquisition of Telfort. As a first initiative, we combined the Wholesale activities of KPN Mobile The Netherlands and Telfort. On February 28, 2006, with the signing of Memoranda of Understanding with Ericsson and Huawei, we announced our decision of the full integration of KPN Mobile The Netherlands' and Telfort's networks. We expect this to lead to savings of capital expenditures of several hundred million euros over the coming years.

  The assets and liabilities arising from the acquisition are as follows:

Amounts in millions of euro	Fair value Oct. 4, 2005	Book value Oct. 4, 2005

Licenses	186	57
Customer relationships	258	-
Trade name	26	-
Other intangible assets	4	-
Property, plant and equipment	215	216
Deferred tax assets	161	68
Inventory	5	5
Other current assets	103	103
Cash and cash equivalents	12	12
Retirement benefit obligations	-5	-3
Deferred tax liabilities	-119	-
Current liabilities	-189	-153
Net assets	657	305

Amounts in millions of euro

Purchase consideration settled in cash	1,146
Future cash settlements:
- Deferred consideration	-132
- Costs directly related to the acquisition	-3
Cash and cash equivalents in subsidiary acquired	-12
Cash outflow on acquisition [28]	999

  We did not recognize any business combinations during the financial year ended December 31, 2004.

  Back to content

  Commitments, contingencies and legal proceedings

  Commitments

Amounts in millions of euro	Dec. 31, 2005	Dec. 31, 2004

Commitments by virtue of:
Capital expenditure commitments	374	273
Rental contracts	2,288	2,058
Operational lease contracts	142	140
Guarantees	40	32
Purchasing commitments	951	692
Other commitments	1	4
Total commitments	3,796	3,199

  Of these commitments, EUR 1,404 million are of a short-term nature (2004: EUR 1,096 million). EUR 1,033 million is due after 5 years (2004: EUR 1,054 million).

  CAPITAL EXPENDITURE COMMITMENTS

  Of these commitments, EUR 333 million are of a short-term nature (2004: EUR 235 million). The remaining part has a term between 1 and 5 years.

  RENTAL AND OPERATIONAL LEASE CONTRACTS

  Of these commitments, EUR 419 million are of a short-term nature (2004: EUR 324 million). EUR 961 million is due after five years (2004: EUR 969 million).

  The costs of operating leases (including rental charges) totaled EUR 106 million (2004: EUR 133 million) in 2005. These operating lease and rental commitments mainly relate to property, plant and equipment.

  GUARANTEES

  The Commitments by virtue of Guarantees mainly consist of financial obligations of Group companies under certain contracts guaranteed by KPN. Particularly in the context of asset dispositions, KPN has taken on additional commitments and contingent liabilities that are discussed below.

  PURCHASE COMMITMENTS

  Of these commitments, EUR 646 million is of a short-term nature (2004: EUR 445 million). EUR 41 million is due after five years (2004: EUR 48 million).

  As part of disposing our non-core assets, we sold our Datacenter, SoftwareHouse and End User Services ("EUS") to Atos Origin in 2001 and 2002 respectively. With Atos Origin, we implemented a Key Performance Indicator (KPI) system. Under this KPI system, a maximum amount of EUR 5 million has to be paid by KPN to Atos Origin, if Atos Origin meets certain preset KPIs over the period January 1, 2006 to December 31, 2007. If KPN does not meet certain preset KPIs, we have to pay a maximum additional amount of EUR 5 million to Atos Origin over the same period.

  On January 1, 2003, the Dutch Organization for Applied Scientific Research (TNO) acquired the research and development activities of KPN and placed it with TNO Telecom. TNO Telecom and KPN entered into a cooperation agreement, under which we have agreed to annual purchase commitments.

  We intend to continue to benefit from the telecommunication and technology expertise of TNO Telecom in order to support the technological innovations required for our business. Measures have been taken to obtain the critical mass for mid and long-term projects carried out by TNO Telecom. In 2005, we extended the cooperation agreement with TNO for one year until December 31, 2009. The total remaining commitments until December 31, 2009 amount to EUR 57 million. Our research and development expenditures with TNO Telecom in 2005 totaled EUR 20 million (2004: EUR 24 million).

  On February 13, 2003, we transferred (through our subsidiary KPN Directory Services) all our shares in Telefoongids Media for approximately EUR 500 million in cash to a syndicate led by 3i Group and Veronis Suhler Stevenson. The core activities of Telefoongids Media consisted of commercial phone directories in printed form as well as in electronic form (e.g., phone directories on CD-ROMS or the Internet). We have a statutory obligation in The Netherlands to make phone directories available to the public until one year after the date on which we notify the competent authority we will no longer do so. Our phone directories are in printed form and consist of a standard listing of subscribers of the various telecommunication providers in The Netherlands. We agreed that our phone directory will be printed and distributed by Telefoongids Media. Telefoongids Media is entitled to combine its commercial telephone directory in printed form with our directory in printed form. Our total commitments amount to EUR 94 million (2004: EUR 110 million).

  REQUIREMENTS UNDER THE UMTS LICENCES IN GERMANY, THE NETHERLANDS AND BELGIUM
  Germany

  Under the UMTS license, operators are faced with rollout obligations for German UMTS networks. In the first quarter of 2004, Germany’s telecommunications regulator Bundesnetzagentur (former RegTP) commenced administrative procedures to verify coverage obligations under the UMTS license are met. As of December 31, 2005, the final minimum coverage requirement was 50%.

  The Netherlands

  Under the UMTS license, operators must meet certain rollout obligations for UMTS networks. As of January 1, 2007, all built-up areas in municipalities with over 25,000 inhabitants, all main car, rail and water ways in between, all motorways to Germany and

  Belgium and the areas surrounding the Schiphol, Rotterdam and Maastricht airports should be covered at a minimum level of 144 Kb/s outdoor.

  Belgium

  The UMTS license contains certain rollout obligations, which required a minimum of 30% population coverage by the end of 2005. Belgian regulator BIPT may carry out measurements during 2006 in order to verify this compliance. Future requirements to be met are a population coverage of 40% on December 31, 2006, of 50% on December 31, 2007 and of 85% on December 31, 2008.

  Contingencies

  CONTINGENT ASSETS

  A number of European mobile operators (including KPN) is of the opinion that the considerations paid for UMTS licenses should have included VAT and that KPN Mobile The Netherlands, E-Plus and BASE therefore would be entitled to reclaim the VAT charge related to the acquisition of the license.

  The VAT amount for KPN Mobile The Netherlands, E-Plus and BASE exceeds EUR 1 billion. We safeguarded our rights for such a claim, awaiting decisions by the European Court of Justice (expected in 2006) in a UK case and an Austrian case brought before the Court by other operators.

  On June 25, 2003, BASE announced that it lodged a complaint against Proximus with the Brussels commercial court to end Proximus’ discrimination of non-Proximus-subscribers by forcing Proximus to lower its interconnection rates. Furthermore, BASE aims to obtain a compensation for losses it suffered due to Proximus’ restrictions and which are provisionally estimated at EUR 560 million. On March 1, 2004, Mobistar, one of the three mobile operators in Belgium, has voluntarily intervened in the procedure. Mobistar provisionally estimates its claim against Proximus at EUR 106 million. Parties are currently exchanging trial briefs. Pleadings are scheduled for January 2007.

  CONTINGENT LIABILITIES

  Our wholly owned subsidiary, KPN Satcom, and Telstra Corporation Ltd. (Telstra), entered into a joint venture and a shareholder agreement regarding Xantic for an undetermined period of time. Under this agreement, Telstra had a put option with respect to its 35% shareholding in Xantic. On February 14, 2006, KPN Satcom and Telstra transferred all the shares in Xantic to Stratos Global Corporation for a purchase price of USD 191.3 million subject to post-closing adjustments based on Xantic's EBITDA (as defined in, and calculated according to, the share sale and purchase agreement).

  In our Articles of Association and in a further decision by the Board of Management, which was approved by the Supervisory Board, we have indemnified the members and former members of our Board of Management and Supervisory management, as well as a number of our officers and directors and former officers and directors against liabilities, claims, judgements, fines and penalties incurred by such officer or director as a result of any threatened, pending or completed action, investigation or proceeding (whether civil, criminal or administrative) brought by a third party in relation to acts or omissions in or related to his capacity as officer or director. The indemnification does not apply to claims and expenses reimbursed by insurers, nor to an officer or a director that is adjudged to be liable for wilful misconduct (opzet) or intentional recklessness (bewuste roekeloosheid).

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

  SOBI

  On July 10, 2001, a writ of summons was served upon us by one of our shareholders SOBI (Stichting Onderzoek Bedrijfsinformatie, or Foundation for the Research of Business Information). SOBI has filed a claim with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal that seeks the annulment of our annual financial statements for 2000 because it believes that the reporting was incorrect with respect to the transactions with NTT DoCoMo contained therein, in which NTT DoCoMo acquired 15% of KPN Mobile; the transactions with BellSouth, in which KPN Mobile acquired a 77.49% interest in E-Plus; and the valuation of goodwill and the valuation of the UMTS licenses acquired by KPN Mobile.

  On July 8, 2004, the Enterprise Chamber has ordered us to alter the 2000 annual accounts with respect to the classification of the gain related to the transaction with NTT DoCoMo in the Income Statement as well as to alter the explanatory notes in a number of instances.

  On February 10, 2006, the Supreme Court judgment overturned the ruling made by the Enterprise Section of the Amsterdam Court of Appeal. The Supreme Court concluded that the Court of Appeal issued rulings on questions that had not been tabled (such as the classification of the gain related to NTT DoCoMo in the Consolidated Income Statement) and arguments that KPN had put forward and had unjustly been ignored. With regard to the explanatory notes on the valuation of goodwill and licenses and the valuation of financial instruments issued to BellSouth, the Supreme Court ordered the Court of Appeal to reconsider and remotivate their verdict.

  With this Supreme Court ruling, KPN's annual accounts for the financial year 2000 remain unchanged.

  KPNQWEST

  We are involved in several legal proceedings related to the bankruptcy of KPNQwest.

  A consortium of banks, to which KPNQwest transferred claims against us, claims an amount of approximately EUR 21 million from us. The District Court of The Hague rejected the claim nearly in full in July 2004. The consortium appealed the decision while extending its claim with an additional amount of approximately EUR 20 million as it claims that we unlawfully or fraudulently ("Paulianeus") extorted rebates from KPNQwest. A decision by the Court of Appeal is expected in the second half of 2006.

  On January 9, 2004, we were named as a defendant in an amended class action complaint in an action pending in the United States District Court for the Southern District of New York brought by former shareholders of KPNQwest (the 'KPNQwest Securities Action'). The KPNQwest Securities Action originally was filed against a former officer of KPNQwest. The amended complaint added several additional defendants, including, among others, us and three of our current and former officers who had served on the Supervisory Board of KPNQwest. The amended complaint alleges that, from the time of its initial public offering in November 1999 through April 24, 2002, KPNQwest overstated its reported revenues and profits by entering into capacity swap transactions with third parties, including Qwest and Global Crossing, and improperly accounting for those transactions. The amended complaint seeks to hold us liable both as a direct participant in the alleged fraud and as an alleged controlling person of KPNQwest based on our ownership of KPNQwest stock and ability to appoint certain members of the KPNQwest Supervisory Board. We were served with the amended complaint in February 2004. A second amended complaint was filed in October 2004. We filed a second motion to dismiss in December 2004. It is unclear when the District Court will rule on this motion to dismiss.

  Appaloosa Investment Ltd. Partnership I, Palomino Fund Ltd., Appaloosa Management LP filed in June 2005 a complaint against several parties including us in an action to recover unspecified damages for KPNQwest securities purchased outside the class action period. The complaint is based on similar allegations as the class action described above.

  The VEB ("Vereniging van Effectenbezitters or Dutch Investors' Association") a private organisation for retail investors requested the Enterprise Chamber of the Amsterdam Court of Appeal to conduct an enquiry ("enquete") into the policy making and the affairs of KPNQwest (in particular the relationship between KPNQwest on the one hand and Qwest and KPN on the other hand) in the period running from August 30, 1999 until May 31, 2002. Various parties, including us, filed a defence against the request. A decision by the Enterprise Chamber is expected during 2006. In the event that the request is granted one or more investigators will be appointed to look into the affairs of KPNQwest and to produce a report. The Enterprise Chamber may authorise the investigators to inspect relevant books, records and other sources of information and to request the production of evidence of any company "closely connected" with KPNQwest. After completion of the report, the Enterprise Chamber may be asked to issue a judgment whether there has been mismanagement ("wanbeleid") and, if so, it can take one or more further measures.

  We are not in a position to reliably estimate the potential outcome of the above case. Therefore, no provision has been accounted for.

  DEALER COMMISSIONS

  Following an investigation into the reduction of subsidies given to mobile handset retailers by mobile operators in The Netherlands in 2001 (including KPN Mobile The Netherlands), the NMa concluded that all five mobile operators concerted a decrease of their dealer commissions and the handset subsidies given to prepaid subscribers. On December 30, 2002, the NMa published its decision, fining the operators for a total amount exceeding EUR 88 million. The fines were revenue related and KPN Mobile The Netherlands' fine amounted to EUR 31.3 million. Upon objections by KPN Mobile The Netherlands and the other mobile operators, the NMa reduced the level of fines in September 2004 to an approximate total of EUR 52 million. KPN Mobile The Netherlands' fine was reduced to EUR 12.6 million and Telfort's one to EUR 4.5 million. Appeal procedures have been initiated and are still pending.

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

  I-MODE LICENSE AGREEMENT ON THE USE OF TECHNOLOGY AND TRADEMARKS BETWEEN KPN MOBILE AND NTT DOCOMO

  On November 7, 2001, KPN Mobile entered into a license agreement with NTT DoCoMo for the use of i-mode technology and trademarks within The Netherlands and Belgium. The license agreement is for a period of ten years and terminates on December 31, 2011. The license agreement contains various termination clauses including a change of control clause. Upon termination, KPN Mobile may still use the licensed technology for a period of three years and the licensed trademark for a period of 15 months.

  Use of i-mode technology is non-exclusive, whereas use of i-mode trademarks is exclusive in that NTT DoCoMo has agreed not to license such marks to other mobile operators or to portal service providers for mobile portals in The Netherlands and Belgium.

  KPN Mobile and NTT DoCoMo have agreed that further developments of the i-mode technology will be co-owned between the parties, if such developments are the result of co-operation between the parties, either because confidential information of either party was used or because employees of both parties were involved in the further development.

  Royalties for the license are calculated on the basis of revenues generated by i-mode services. In October 2005, we acquired the outstanding 2.16% stake in KPN Mobile held by NTT DoCoMo.

  I-MODE LICENSE AGREEMENT ON THE USE OF TECHNOLOGY AND TRADEMARKS BETWEEN E-PLUS AND NTT DOCOMO

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

  Transactions with shareholders

  CAPITAL GROUP

  As of February 1, 2006 and February 6, 2006, Capital Group International, Inc. and Capital Research and Management Company respectively hold 11.9% and 13.0% of our share capital and may be considered related parties. We did not enter into material agreements with either company. Both companies are investment companies, which may have shareholdings in other companies with which we contract in the ordinary course of business. To the best of our knowledge, such contracts, if any, were not influenced by any of these shareholders.

  Transactions with joint ventures and associated undertakings

  Associated, non-consolidated companies of Koninklijke KPN and joint ventures are classified as participating interests and joint ventures. Certain associates sell goods and provide services to consolidated KPN companies. In addition, consolidated KPN companies sell goods or provide services to certain unconsolidated companies.

  Transactions with acquired and disposed companies

  We have not identified related parties as a result of prior disposals and acquisitions.

  We sold our Datacenter, Softwarehouse and End User Services ("EUS") to Atos Origin in 2001 and 2002 respectively. Subsequently, E-Plus outsourced its IT Services to Atos Origin in 2004. Although Atos Origin is not considered as a related party, we refer to the disclosure under 'Purchase commitments' due to the substance of services provided.

  Transactions with directors and related parties

  For details on the relation between directors and the Company, reference is made to note [3], Employee benefits.

  The Company has not been, and is not now, a party to any other material transactions, or proposed transactions, in which any member of the key management personnel, had or was to have a direct or indirect material interest. Apart from transactions mentioned below there have been no material transactions related to members of the Supervisory Board or Board of Management.

  JOINT VENTURE AGREEMENT BETWEEN KPN TELECOM AND SCHIPHOL GROUP

  In 1992, KPN Telecom entered into a joint venture with Schiphol Group and KLM, which, after KLM’s withdrawal in 2001, became a 50/50 joint venture between KPN Telecom and Schiphol Group for an indefinite period. Under the terms of this joint venture,

  Schiphol Telematics provides Information Technology and Communication services to parties located on the Schiphol Airport site. KPN Telecom supplies services to Schiphol Telematics. One of the members of our Supervisory Board, Ms. Van Lier Lels, served as Vice President and Chief Operational Officer of Schiphol Group. The agreement was entered into in the ordinary course of business.

  AGREEMENTS RELATED TO TKP

  As of January 1, 2003, KPN and TPG sold their interest in the 50/50 joint venture TKP to AEGON Nederland. TKP deals with the administration and investments of our pension funds. Our pension funds and TKP have entered into administration agreements with a five-year term, starting January 1, 2003. One of the members of our Supervisory Board, Mr. Streppel, is a member of the Board of Management of AEGON N.V., the holding company of AEGON Nederland. The agreement was entered into in the ordinary course of business.

  AGREEMENT BETWEEN KPN MOBILE AND SENDO HOLDING

  On April 25, 2002, KPN Mobile and Sendo Holding entered into a supply agreement concerning the supply by Sendo of mobile phones to KPN Mobile. One of the members of our Supervisory Board, Mr. Eustace, was Chairman of the Board of Sendo. The agreement was entered into in the ordinary course of business.

  AGREEMENT BETWEEN KPN AND NORTEL NETWORKS

  Several entities of KPN (KPN Telecom, KPN Mobile, E-Plus, BASE) entered into agreements with different Nortel entities for the supply of products such as data and optical networks, platforms, servers, infrastructure solutions and contact centers. One of the members of our Supervisory Board, Mr. Bischoff, is a non-executive member of the board of directors of Nortel Networks Corp. and Nortel Networks Ltd. The agreements were entered into in the ordinary course of business.

  Subsequent events

  On February 14, 2006, KPN and Telstra transferred their shareholdings in Xantic to the Canadian company Stratos Global Corp.

  On February 28, 2006, with the signing of Memoranda of Understanding with Ericsson and Huawei, we announced our decision of the full integration of KPN Mobile The Netherlands' and Telfort's networks. This decision will lead to accelerated depreciation and/or impairments of (some parts of) these networks and to accelerated amortization and/or impairments of (some of) our licenses. At year-end 2005, we estimate that the book value of the affected assets of Telfort and KPN Mobile The Netherlands amounted to EUR 450 million at maximum. We expect that this decision leads to savings of capital expenditures of several hundred million euros over the coming years.

  Back to content

  Notes to the Consolidated Cash Flow Statement

  General principles

  The Cash Flow Statement was prepared using the indirect method. Cash flows denominated in currencies other than the euro were translated at average exchange rates. Cash flows relating to interest and taxes on profits are included in the cash flow from operating activities. The cost of newly acquired Group companies and participating interests, insofar as paid for in cash, is included in the cash flow from investing activities. Cash flows resulting from Group companies acquired or disposed of are disclosed separately.

  [28] Net Cash flow used in investing activities

  The table below is a summary of our investments and additions and reconciliation to the cash flow used in investing activities:

Amount in millions of euro	2005	2004

Acquired Group companies	-1,178	-75
Additions to Intangible fixed assets (licenses, software and other) [10]	-223	-134
Additions to Property, plant and equipment [11]	-1,201	-1,567
Additions to financial fixed assets and non-current receivables	-4	-8
Total investments and additions	-2,606	-1,784

Less: non-cash items	158	-17
Less: proceeds from sale of assets	242	227
Total Cash flow used in investing activities	-2,206	-1,574
  Acquired Group companies

  In 2005, acquired Group companies mainly relate to the acquisition of Telfort for EUR 1,131 million (of which EUR 489 million goodwill), the acquisition of the 2.16% minority interest in KPN Mobile from NTT DoCoMo for EUR 5 million, additional investments in SNT for EUR 31 million and the acquisitions of Freeler and Hcc!Net. An amount of EUR 132 million related to the acquisition of Telfort is expected to be settled in 2006.

  During 2004, we increased our interest in SNT from 50.78% to 93.7% for an amount of EUR 75 million.

  Additions to intangible fixed assets

  In 2005, investments totaled EUR 223 million (2004: EUR 134 million). These relate for EUR 207 million to software (2004: EUR 111 million) as well as to investments in customer bases of Tiscali (EUR 13 million) and Cistron (EUR 3 million).

  Non-cash items

  Non-cash items include the expected deferred payment amounting to EUR 132 million with respect to the Telfort acquisition, additional asset retirement obligations included as an addition to Property, plant and equipment for EUR 15 million (2004: EUR 30 million), an additional investment in SNT through issuance of 3 million shares (EUR 20 million). The year 2004 also included a release relating to lease and dismantling obligations amounting to EUR 20 million.

  Proceeds from sale of assets

  During 2005, the total proceeds from sale of assets amounted to EUR 242 million and included Intelsat (EUR 29 million), Infonet (EUR 129 million) and PanTel (EUR 9 million). Additionally, the proceeds included EUR 45 million (GBP 30 million) from a redeemed loan related to the sale of our 15% shareholding in Hutchison 3G UK to Hutchison Whampoa Limited in 2003 as well as the proceeds of property sales (EUR 31 million).

  In 2004, total proceeds from sales of assets amounted to EUR 227 million. These included amounts of EUR 73 million from the sale of Eutelsat, EUR 30 million from the sale of PTC, EUR 73 million from the sale of various property, plant and equipment, EUR 24 million from the sale of Volker Wessels Netwerk Bouw and a EUR 27 million repayment by MobilCom of their loan.

  [29] Net Cash flow used in financing activities

  2005

  In 2005, total cash flow used in financing activities amounted to EUR 2,918 million, consisting of a cash inflow of EUR 1,381 million, offset by a cash outflow of EUR 4,299 million

  In 2005, we paid EUR 609 million final dividend for 2004 and EUR 281 million as interim dividend for 2005.

  In the same year, we repurchased 238.9 million shares. During the completion of our share repurchase program, we also repurchased 5.2 million shares for EUR 33 million to cover share option plans. In addition, we repurchased the special share held by the Dutch State for an amount of EUR 0.48 on December 16, 2005. For details of our share repurchases in the reporting period, reference is made to the table in the section Corporate Governance.

  In accordance with our regular redemption schedule, we redeemed an amount of EUR 1,662 million, consisting of a EUR 204 million syndicated loan, the EUR 333 million Global bond 2000-2005, the EUR 659 million Global bond 2000-2005 and the EUR 327 million Convertible Bond 2000-2005. We also redeemed EUR 40 million private loans, of which EUR 9 million early redemptions, and EUR 99 million other loans, of which EUR 38 million early redemptions.

  On June 22, 2005, we issued a EUR 1 billion Eurobond with a maturity of ten years and a 4% coupon. As of December 31, 2005, we temporarily drew EUR 350 million on our credit facility.

  2004

  In 2004, total cash flow used in financing activities amounted to EUR 2,639 million, consisting of a cash inflow of EUR 1,148 million and a cash outflow of EUR 3,787 million.

  In 2004, we repurchased 164 million shares for an initial amount of EUR 1,009 million. We also repurchased EUR 33 million own shares, with an average purchase price of EUR 6.04 per share, to cover the exposure of share option plans.

  In 2004, we paid EUR 606 million as final dividend for 2003 and EUR 190 million as interim dividend for 2004.

  In February 2004, we used an interest rate swap to change the interest rate profile of the Eurobond 1998-2008 from a 4.75% fixed rate to a 6-month floating rate with a spread of 1.24% on top of Euribor. Also in February 2004, we entered into a cross-currency swap transaction to change the interest rate profile of the Eurobond 2001-2008 GBP from a 7.9% fixed rate to a 6-month floating rate with a spread of 3.14% on top of Euribor. This cross-currency swap transaction became effective April 11, 2004. Because of the negative market value of the original swaps, the new hedge resulted in a cash outflow of EUR 39 million. The lower British pound rate in the new hedge resulted in a decrease of the euro equivalent of the Eurobond 2001-2008 GBP, resulting in a gross debt reduction by EUR 22 million. The remaining EUR 17 million cash outflow represents differences in future interest expenses and is recognized as part of the net cash flow provided by operating activities.

  We redeemed EUR 875 million of the Eurobond issued in June 1999.

  On July 21, 2004, we completed our offer to (i) exchange our Eurobond 2001-2006 with a nominal value of EUR 1,005 million for the Eurobond 2004 - 2011 and (ii) purchase for cash our outstanding Eurobond 1996-2006 with a nominal value of EUR 156 million and our outstanding Convertible Bond 2000-2005 with a nominal value of EUR 800 million. In total, a nominal amount of EUR 1,961 million was exchanged and repurchased, which transactions were financed through the issuance of EUR 700 million in Floating Rate Notes due in 2009 and a EUR 1,425 million Eurobond due in 2011. The EUR 700 million Floating Rate Notes due 2009 were swapped through an interest rate swap from a floating interest rate into a fixed coupon of 4.02%.

  Finally, the line Other in 2004 included EUR 31 million (early) redemptions of private loans maturing in 2005 and 2006 and EUR 44 million financial leases of E-Plus. On the other hand, E-Plus contracted EUR 30 million financial leases in December 2004.

  Back to content

  Segment reporting

  FIXED DIVISION

  On April 1, 2005, we completed our process of changing our organizational structure. All historic figures have been aligned to reflect this new structure.

  The major change was the split in a Wholesale & Operations unit and two retail units within our Fixed division. The new structure of our Fixed division is designed to ensure greater focus on revenue generation in the market and tighter cost management. In the new structure, Wholesale and Operations focuses on operational assets, costs and operational excellence. The two retail units, Consumer and Business are focusing on customers, customer acquisition, revenues and margin.

  We have split our former business unit Fixed Telephony into Voice Consumer and Voice Business. In our Segment consumer, we introduced new business lines Internet and KPN TV to align with our Multi-play strategy. With respect to SNT we fully integrated our teleconferencing, teleconnect, call factory and 0800/0900 services in the new business line Customer Interaction Services within Segment Business. The call center activities of SNT for core customers are allocated to Wholesale & Operations. In our Segment Wholesale & Operations, we introduced IT Operations to achieve our IT rationalization ambition.

  MOBILE DIVISION

  The Mobile division comprises our mobile activities in Germany, The Netherlands and Belgium. From end of 2002 up to October 24, 2005, KPN owned 97.84% of KPN Mobile N.V. On October 24, 2005, KPN acquired the remaining 2.16% interest in KPN Mobile from NTT DoCoMo.

  OTHER ACTIVITIES

  Other activities mainly comprise activities other than those of the Fixed and Mobile division including various international participations, such as our 65.0% interest in the satellite communications company Xantic. Furthermore, Other activities comprise the retail distribution channel (Primafoons and Business Centers) and KPN Sales. The results of our Corporate Center (support) are also included in Other Activities.

  Primary reporting format - business segments

  Based on our internal structure and internal reporting to the Board of Management we identified the following Divisions: Fixed and Mobile. Within our Divisions we have identified the following segments for external reporting purposes: Consumer, Business, Wholesale & Operations and Mobile activities. Within our Mobile activities in the tables below we have made a further split based on geographical areas: Germany, The Netherlands and Belgium. These geographical areas are however no business segments for external reporting purposes.

  Due to the fact that we do neither allocate interest expenses to all segments nor account for taxes in the segments as a result of the existence of fiscal unities, no segment disclosure is included for the profit for the year. As of year-end 2005 and 2004, the balance sheet totals of associates and joint ventures were fully related to Segment Business.

	Fixed
Amounts in millions of euro unless otherwise stated	Segment Consumer		Segment Business		Segment Wholesale & Operations		Other (incl. eliminations)		Total Fixed
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Income statement
External revenues	2,365	2,414	2,489	2,790	1,433	1,460	7	10	6,294	6,674
Other income	-	-	4	-	12	7	-	-	16	7
Inter-division revenues	19	27	160	159	3,540	3,789	-3,146	-3,407	573	568
	2,384	2,441	2,653	2,949	4,985	5,256	-3,139	-3,397	6,883	7,249

Total costs	-2,046	-2,064	-2,372	-2,567	-4,104	-4,215	3,155	3,406	-5,367	-5,440
Operating profit	338	377	281	382	881	1,041	16	9	1,516	1,809

Balance sheet
Total assets	1,238	1,387	1,490	2,447	6,180	5,112	-262	4	8,646	8,950
Total liabilities	1,271	1,769	1,412	2,436	5,840	4,147	-287	-106	8,236	8,246

Other
Investments in Intangible assets	37	27	7	10	86	27	4	12	134	76
Investments in Property, plant and equipment	40	30	57	66	516	463	-	-	613	559
Depreciation, amortization and impairments	-42	-19	-77	-67	-1,157	-1,223	-	-	-1,276	-1,309
Result associates and joint ventures	-	-12	10	12	-	-1	-	-	10	-1
Employees end of period (FTE's)	1,061	1,040	3,685	4,125	12,538	13,122	379	424	17,663	18,711
Employees average (FTE's)	1,051	1,055	3,905	4,305	12,830	13,344	401	425	18,187	19,129

	Mobile
Amounts in millions of euro unless otherwise stated	The Netherlands		E-Plus		Base		Other (incl. eliminations)		Total Segment Mobile
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Income statement
External revenues	2,016	1,780	2,750	2,552	519	407	1	-	5,286	4,739
Other income	-	-	25	10	-	-	59	-	84	10
Inter-division revenues	467	491	47	46	29	21	-56	-43	487	515
	2,483	2,271	2,822	2,608	548	428	4	-43	5,857	5,264

Total costs	-1,835	-1,542	-2,827	-2,447	-463	-423	25	29	-5,100	-4,383
Operating profit	648	729	-5	161	85	5	29	-14	757	881

Balance sheet
Total assets	3,351	1,944	10,649	10,883	1,179	941	44	-82	15,223	13,686
Total liabilities	2,235	1,269	15,198	14,726	240	162	-3,640	-3,344	14,033	12,813

Other
Investments in Intangible assets	537	8	58	64	4	1	-	-	599	73
Investments in Property, plant and equipment	120	199	348	741	114	41	1	2	583	983
Depreciation, amortization and impairments	-280	-175	-678	-539	-119	-114	-1	-	-1,078	-828
Employees end of period (FTE's)	2,527	2,125	2,875	2,839	481	586	8	-	5,891	5,550
Employees average (FTE's)	2,326	2,258	2,857	2,892	534	737	4	-	5,721	5,887

	Total KPN
Amounts in millions of euro unless otherwise stated	Segment Other		Total segments		Eliminations		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004
Income statement
External revenues	231	333	11,811	11,746	-	-	11,811	11,746
Other income	25	56	125	73	-	-	125	73
Inter-division revenues	-1	-	1,059	1,083	-1,059	-1,083	-	-
	255	389	12,995	12,902	-1,059	-1,083	11,936	11,819

Total costs	-180	-434	-10,647	-10,257	1,059	1,083	-9,588	-9,174
Operating profit	75	-45	2,348	2,645	-	-	2,348	2,645

Balance sheet
Total assets	19,391	19,782	43,260	42,418	-20,558	-18,757	22,702	23,661
Total liabilities	14,356	13,398	36,625	34,457	-19,027	-17,352	17,598	17,105

Other
Investments in Intangible assets	7	7	740	156	-	-	740	156
Investments in Property, plant and equipment	5	25	1,201	1,567	-	-	1,201	1,567
Depreciation, amortization and impairments	-22	-53	-2,376	-2,190	-	-	-2,376	-2,190
Result associates and joint ventures	3	2	13	1	-	-	13	1
Employees end of period (FTE's)	3,044	3,795	26,598	28,056	-	-	26,598	28,056
Employees average (FTE's)	3,419	3,895	27,327	28,911	-	-	27,327	28,911

  Secondary reporting format - geographical segments

  KPN’s divisions mainly operate in 3 geographical areas; The Netherlands is the home country, also being the main operating territory.

Amounts in millions of euro	Financial year	Total assets	Investments in Intangible assets	Investments in Property, plant and equipment	External revenues
Regions

The Netherlands	2005	10,950	673	732	8,513
	2004	11,586	101	772	8,728
Germany	2005	10,758	58	354	2,856
	2004	10,989	64	741	2,562
Belgium	2005	980	4	115	526
	2004	907	1	41	407
Other	2005	14	5	-	41
	2004	179	-	13	122
Consolidated	2005	22,702	740	1,201	11,936
	2004	23,661	166	1,567	11,819

  Back to content

  Information on US GAAP

  INTRODUCTION

  The Consolidated Financial Statements have been prepared on the basis of IFRS, including IAS and interpretations issued by the IASB and its committees, which varies in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). The main differences arise in the following areas:

    goodwill and other long-lived assets;

    pension and other post-retirement benefits;

    revenue recognition (deferred expenses);

    capitalization of interest charges for UMTS licenses and fixed assets;

    revaluation of certain fixed assets at IFRS transition date; and

    derivative financial instruments.

  Some differences did not arise due to differences in accounting principles but as a result of transitional arrangements provided by IFRS 1, 'First-time Adoption of International Financial Reporting Standards'.

  The impact of the application of US GAAP on profit and equity attributable to equity holders, both as reported under IFRS, is set out in the tables as follows.

  RECONCILIATION OF PROFIT ATTRIBUTABLE TO EQUITY HOLDERS TO US GAAP

Note	Amounts in millions of euro	2005	2004

	Profit attributable to equity holders under IFRS	1,437	1,707

	Adjustments for:
A	Impairment of goodwill	17	7
A	Impairment and amortization of licenses	-5	-17
A	Impairment of tangible fixed assets	-	-16
A	Impairment of financial fixed assets	119	-
A	Valuation fixed assets	26	66
B	Amortization of brand name	-64	-57
B	Amortization of customer base	-32	-48
B	Amortization of other intangible fixed assets	-3	-15
C	Employee and reorganization provisions	-	-17
D	Pension and other long-term employee benefit charges	-78	17
E	Revenue recognition (deferred expenses)	-56	-27
F	Capitalization of interest charges for UMTS licenses	-26	395
F	Capitalization of interest charges for Property, plant and equipment	11	14
G	Financial instruments	15	64
G	Available-for-sale financial assets	-41	-
G	Minority interests	10	8
G	Investments grant to replace WIR allowances	5	7
G	Foundation PVKPN	-1	5
G	Realized cumulative translation differences	3	21
	Tax effect of adjustments	20	-35
	Profit attributable to equity holders under US GAAP	1,357	2,079

  PROFIT ATTRIBUTABLE TO EQUITY HOLDERS PER ORDINARY SHARE UNDER US GAAP

Amounts in euro	2005	2004

Profit attributable to equity holders per ordinary share and per ADS, basic:
Continuing operations	0.61	0.86
Discontinued operations	0.01	0.01
Total	0.62	0.87

Profit attributable to equity holders per ordinary share and per ADS, diluted:
Continuing operations	0.61	0.86
Discontinued operations	0.01	0.01
Total	0.62	0.86

  RECONCILIATION OF EQUITY ATTRIBUTABLE TO EQUITY HOLDERS TO US GAAP

Note	Amounts in millions of euro	Dec. 31, 2005	Dec. 31, 2004

	Equity attributable to equity holders under IFRS	5,076	6,411

	Adjustments for:
A	Goodwill	-762	-785
A	Impairments on licenses	56	61
A	Impairment of financial fixed assets	-	-119
A	Valuation fixed assets	-444	-470
B	Brand name	833	897
B	Customer base	14	46
B	Other intangible fixed assets	32	35
D	Pension and other long-term employee benefit liabilities	-211	181
E	Revenue recognition (deferred expenses)	288	344
F	Capitalization of interest charges for UMTS licenses	481	507
F	Capitalization of interest charges for tangible fixed assets	147	136
G	Financial instruments	73	-192
G	Available-for-sale financial assets	-	7
G	Minority interests	-19	-29
G	Investment grants to replace WIR allowances	-21	-26
G	Foundation PVKPN	4	5
	Deferred taxes	38	2
	Equity attributable to equity holders under US GAAP	5,585	7,011

  In addition to the reconciliation of IFRS to US GAAP for profit attributable to equity holders, US GAAP require a Statement of Comprehensive Income to be presented in accordance with FAS 130, 'Reporting Comprehensive Income'. Comprehensive income reflects all changes in equity attributable to equity holders during a certain period, with the exception of payments by and distributions to equity holders.

  STATEMENT OF CHANGES IN EQUITY ATTRIBUTABLE TO EQUITY HOLDERS UNDER US GAAP

  Amounts in millions of euro except for shares and per-share information

				Accumulated Other Comprehensive income or loss
	Subscribed capital stock	Additional paid-in capital	Retained earnings	Currency translation differences	Change in valuation of Infonet to market value	Derivative financial instruments (FAS 133)	Minimum pension liability	Total	Total Equity attributable to equity holders
Balance as of December 31, 2003	598	16,385	-9,888	-30	-20	-140		-190	6,905

Profit or loss after taxes			2,079						2,079
Net current period change, net of tax of 42 for derivatives and net of minority interest of 3 for currency translation differences				23	-14	-130		-121	-121
Reclassifications into income				-21				-21	-21
Total comprehensive income (loss), net of tax			2,079	2	-14	-130		-142	1,937

Shares repurchased and cancelled	-39		-961						-1,000
Purchase own shares			-42						-42
Dividend			-796						-796
Dividend tax			-52						-52
Exercise options			28						28
Share based compensation expense		31							31
Balance as of December 31, 2004	559	16,416	-9,632	-28	-34	-270		-332	7,011

Profit or loss after taxes			1,357						1,357
Net current period change, net of tax of 83				13		18	-222	-191	-191
Reclassifications into income					34			34	34
Total comprehensive income (loss), net of tax			1,357	13	34	18	-222	-157	1,200

Share issue	1	19							20
Shares repurchased and cancelled			-1,252						-1,252
Purchase own shares			-532						-532
Dividend			-890						-890
Dividend tax			-12						-12
Exercise options			31						31
Share based compensation expense		9							9
Balance as of December 31, 2005	560	16,444	-10,930	-15	-	-252	-222	-489	5,585

  RECENT US GAAP ACCOUNTING PRONOUNCEMENTS

  In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, 'Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3', which changes the requirement for the accounting and reporting of a change in accounting principle. FAS 154 eliminates the requirement in APB Opinion No. 20, 'Accounting Changes' to include the cumulative effect of changes in accounting principle in the Income Statement in the period of change. Instead, to enhance the comparability of prior period financial statements, this statement requires that changes in accounting principles are retrospectively applied, unless directed otherwise by a new pronouncement. The standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of FAS 154 is not expected to have a material impact on our financial position or result of operations.

  In June 2005, the FASB ratified the recognition and measurement guidance for specific retirement plans as described in Emerging Issues Task Force (EITF) 05-5, 'Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)'. The recognition and measurement guidance will be applied to the Alterszeit early retirement arrangements in E-Plus in reporting periods beginning January 1, 2006. We do not expect this accounting pronouncement to have a material impact on our financial position or result of operations.

  In September 2005, the FASB ratified the guidance regarding the determination of the amortization period for leasehold improvements in operating leases as described in Emerging Issues Task Force (EITF) 05-6, 'Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination'. This guidance is effective for leasehold improvements purchased or acquired in reporting periods beginning after June 29, 2005. We do not expect this accounting pronouncement to have a material impact on our financial position or result of operations.

  In October 2005, the FASB Staff Position (FSP) regarding FSP No. FAS 13-1, 'Accounting for Rental Costs Incurred during a Construction Period' was issued. This FSP addresses rental costs associated with land or building operating leases incurred during a construction period to be recognized as rental expense and not to be capitalized. This guidance will be applied in reporting periods beginning January 1, 2006. We do not expect this accounting pronouncement to have a material impact on our financial position or result of operations.

  In November 2005, the FASB Staff Position (FSP) was issued regarding FSP No. FAS 115-1 and FSP No. FAS 124-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'. This FSP addresses the determination as to when certain investments are considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. This guidance will be applied in reporting periods beginning January 1, 2006. We do not expect this accounting pronouncement to have a material impact on our financial position or result of operations.

  Reconciling items and explanation of certain differences between IFRS and US GAAP
  A. GOODWILL AND OTHER LONG-LIVED ASSETS
  Goodwill

  Under US GAAP goodwill was amortized until the adoption of FAS 142, 'Goodwill and Other Intangible Assets' as of January 1, 2002. Since that date, the amortization of goodwill was no longer allowed under US GAAP. We continued amortizing goodwill in our Dutch GAAP financial statements until the transition to the IFRS accounting principles as from January 1, 2004. As we applied the exemption under IFRS 1 'First time adoption of International Financial Reporting Standards' not to restate business combinations, the carrying amount of goodwill under IFRS on January 1, 2004 is equal to the carrying amount under Dutch GAAP. Consequently, the amount of goodwill under IFRS and US GAAP differs which results in a reconciling item.

  Under both US GAAP and IFRS, goodwill must be tested for impairment on an annual basis and whenever certain indicators of impairment exist. However, the method of impairment testing differs and can consequently result in a reconciling item. The impairment under IFRS is determined by comparing the carrying value and the recoverable amount of the cash-generating unit that contains the goodwill. If the recoverable amount of goodwill is less than the carrying value of goodwill, an impairment charge is recorded for the difference.

  US GAAP, FAS 142, 'Goodwill and Other Intangible Assets' requires a two-step impairment test to analyze whether or not goodwill has been impaired. Step one tests for potential impairment and requires that the fair value of each identified reporting unit be compared to its carrying value. We estimate the fair value of each reporting unit using estimates based on discounted cash flows. If the fair value of the reporting unit is higher than the book value of the reporting unit, including goodwill, no impairment is recognized. If the fair value of the reporting unit is lower than the book value, step two of the goodwill impairment test must be performed. Step two measures the amount of the impairment loss, if any, through preparation of a hypothetical purchase price allocation to determine the implied fair value of goodwill. The implied fair value of goodwill is then compared to the carrying value of goodwill. If the implied fair value of goodwill is lower than the carrying value of goodwill, an impairment must be recorded for the difference.

  In December 2004, we performed our annual impairment test as prescribed by FAS 142 and recorded an impairment charge under US GAAP of EUR 1 million. Under IFRS, the impairment charge on goodwill was EUR 7 million higher. This difference is primarily caused by the impairment assessment being performed at the reporting unit level under US GAAP as opposed to the cash-generating unit level under IFRS, which are not always the same.

  In 2005, we impaired part of the goodwill related to activities held for sale (EUR 23 million). The amount of goodwill related to these activities differed under US GAAP and IFRS, mainly resulting from differences in the treatment of business combinations. This resulted in a lower impairment of goodwill under US GAAP.

  At year-end 2005, our US GAAP goodwill is allocated to reporting units as follows:

Amounts in millions of euro	Reporting unit	Dec. 31, 2005	Dec. 31, 2004

E-Plus	E-Plus	3,214	3,214
Telfort	KPN Mobile The Netherlands	489	-
Other		146	140
Total goodwill (US GAAP)		3,849	3,354

Total goodwill (IFRS)		4,611	4,139
Reconciling item		-762	-785

  Other goodwill is mainly related to Discontinued operations.

  Impairments of other long-lived assets

  Under IFRS, long-lived assets must be tested for impairment if certain impairment indicators exist. When such an impairment indicator is identified, an impairment charge is recognized for the excess, if any, of the carrying value of the asset over the recoverable amount.

  For US GAAP, we apply FAS 144, 'Accounting for the Impairment or Disposal of Long-Lived Assets' in order to determine whether or not an asset is impaired. We assess the impairment of identifiable intangibles (licenses and other intangibles) and property, plant and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Long-lived assets are tested for recoverability by comparing the undiscounted cash flows of the assets to their carrying value. If the carrying value is higher than the total of undiscounted cash flows, the amount of the impairment, if any, is taken as the difference between the carrying value of the assets compared to their fair value, estimated based on discounted cash flows.

  During 2004, we reversed under IFRS an amount of EUR 16 million relating to the UMTS license of BASE. This reversal is not allowed under US GAAP.

  In 2003, a gain of EUR 119 million was recognized on the sale of our 15% shareholding in Hutchison 3G UK to Hutchison Whampoa Limited (HWL) for the same amount. Accounting for the income from this sale under US GAAP is not allowed, as control as defined under US GAAP over this 15% shareholding was not transferred until the last payment by HWL is received and the 15% shareholding released from the escrow account to HWL. Under US GAAP, a reversal of impairment is not allowed either. In June 2005, we received the last payment from HWL and the EUR 119 million is therefore included in the Consolidated Income Statement in 2005.

  VALUATION FIXED ASSETS

  Several differences in accounting treatment between US GAAP and IFRS resulted in differences in the valuation of fixed assets. These differences result from the revaluation of certain assets with the adoption of IFRS, the acquisition of the 2.16% of NTT DoCoMo in KPN Mobile and the purchase of the UMTS network from MobilCom.

  Deemed cost fixed assets

  We elected the exemption to revalue certain of our fixed assets at the transition date to IFRS, to its fair value and use this fair value as its deemed cost. We used the depreciated replacement cost method to determine this fair value. The revalued assets are certain cables, which form part of Property, plant and equipment. Under US GAAP, this revaluation is not allowed and therefore results in a reconciling item. As a result, the value of these assets under US GAAP is EUR 415 million lower on December 31, 2005 (2004: EUR 487 million).

  Acquisition minority interests

  In 2005, we acquired the 2.16% stake of NTT DoCoMo in KPN Mobile. The acquisition resulted in negative goodwill that is accounted differently under IFRS and US GAAP. Under IFRS, no purchase price allocation is required whereas under US GAAP it is. Under US GAAP, the amount of acquired assets in excess over costs has to be allocated as a pro-rata reduction of amounts of acquired assets according to FAS 141. Moreover, the amount of negative goodwill differs between US GAAP and IFRS as the book value differs. This resulted in a reconciling item of EUR 45 million in 2005, as the value of these assets under US GAAP is EUR 45 million lower.

  Purchase UMTS network

  In 2003, E-Plus entered into an agreement to purchase the UMTS Network from MobilCom. The purchase price was nil. The network consisted of 3,727 sites with attached individual site lease agreements, of which certain sites were fitted with network assets (infrastructure). A significant part of the purchased sites was expected to be dismantled. Under US GAAP, the estimated dismantling costs for these assets were recognized as a provision with a corresponding increase in the asset base. Under IFRS, the accounting treatment differs as the value of the sites to be abandoned is recognized as impairment in the income statement. In 2004, the expected number of sites to be dismantled decreased and therefore the impairment partially reversed. The impairment and partial reversal thereof resulted in EUR 16 million higher equity under US GAAP as of December 31, 2005 (2004: EUR 17 million).

  B. ACCOUNTING FOR BUSINESS COMBINATIONS

  Both US GAAP and IFRS require that in accounting for a business combination, intangible assets arising from contractual or other legal rights that are separable, must be separately identified and recognized as intangible assets apart from goodwill. Before the transition to IFRS, these intangible assets were generally included in goodwill under Dutch GAAP. We did not adopt IFRS retrospectively on this issue and therefore certain intangible assets recognized in the past under US GAAP are not recognized under IFRS, as these are included in goodwill due to the accounting treatment before the adoption of IFRS.

  The most significant intangible assets identified under US GAAP and not under IFRS are related to the acquisition of E-Plus and BASE. These include brand name, customer base and other intangible assets. The intangible assets recognized separately under US GAAP are amortized over the useful lives whilst these are not amortized under IFRS as these are recorded as goodwill. The result is higher intangible asset amortization expenses under US GAAP compared to IFRS.

  The value of intangible assets recognized under US GAAP (but not under IFRS) amounts to EUR 879 million as of December 31, 2005 (2004: EUR 978 million). Amortization expense for intangible assets not recognized under IFRS was EUR 99 million in 2005 (2004: EUR 120 million). The amortization in 2005 includes an impairment of brand name related to activities held for sale. Amortization expense on intangible assets not recognized under IFRS is expected to be EUR 70 million for 2006, EUR 64 million for 2007, EUR 63 million for 2008, EUR 61 million for 2009 and EUR 61 million for 2010.

  Business combinations in 2005 did not result in differences of identified intangible assets between IFRS and US GAAP.

  In January 2003, the FASB issued FASB Interpretation 46, 'Consolidation of Variable Interest Entities, an Interpretation of ARB 51' and amended FIN 46R in December 2003. FIN 46R requires interests (primary beneficiary) in a Variable Interest Entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

  We continue to have significant involvement, with certain purchasers of non-core assets, which were disposed of in the past, either through service level agreements or other certain specific guarantees. We have reviewed these arrangements to determine whether the investee is a VIE and if so, if we are the primary beneficiary. Our review of these disposed entities has not identified VIEs that require consolidation or any significant interest in a VIE that would require disclosure under FIN 46R. We also reviewed our investment portfolio, including associated companies, as well as other arrangements to determine whether we are the primary beneficiary of any VIEs. The review did identify one VIE that requires consolidation, which is already consolidated under IFRS, and no significant interest in a VIE that would require disclosure under FIN 46R.

  C. REORGANIZATION AND RESTRUCTURING

  Under IFRS, reorganization and restructuring provisions must be recorded for expected costs of planned reorganizations, if a detailed formal plan is announced or implementation of such a plan has started. Under US GAAP, the specific criteria relating to the timing of communications that must be met in order to record a reorganization and restructuring provision are more prescriptive than under IFRS. Moreover, discounting of provisions is always required under IFRS whilst this is not always allowed under US GAAP. These elements did not result in a reconciling item as of December 31, 2005 and 2004. The reconciling item in the 2004 result relates to certain types of restructuring-related expenses that were not provided for under US GAAP by the end of 2003, but were provided for under IFRS.

  D. PENSIONS

  The accounting treatment of pensions under IFRS and US GAAP differs on certain aspects. The reconciling item mainly arises from the fact we elected the optional exemption under IFRS 1 and accordingly recognized all cumulative actuarial gains and losses in relation to employee benefit schemes in retained earnings at the date of transition, whereas we already applied FAS 87 under US GAAP since our listing on the New York Stock Exchange in October 1995.

  PENSION PROVISIONS UNDER US GAAP

  The Projected Unit Credit Method, also applied under IFRS, was used to determine the Projected Benefit Obligation ("PBO") and the Current Unit Credit Method was used to determine the Accumulated Benefit Obligation ("ABO").

  Pension charges

  Under FAS 87, ‘Employers’ Accounting for Pensions’, the pension charges for the years 2005 and 2004 can be broken down as follows:

Amounts in millions of euro	2005	2004

Service and interest charges, investment yield	-173	-175
Amortization of prior service charges	49	51
Amortization of experience gain/loss	-21	-7
	-145	-131
Defined contributions	-16	-17
Business combinations	-1	-
Pension charges under FAS 87 (US GAAP)	-162	-148

Curtailment gains divestments (FAS 88)	-	28
Settlement gains divestments (FAS 88)	-	-14
Total pension charges/benefits under FAS 87/88 (US GAAP)	-162	-134

Pension charges under IFRS	-90	-187
Supplementary pension charges/benefits under FAS 87/88 (US GAAP)	-72	53

  For the sensitivity analysis, reference is made to note [23].

  Balance sheet position

  KPN's balance sheet position as of December 31, 2005 and 2004 under FAS 87 (Funded Status) was as follows:

Amounts in millions of euro	Dec. 31, 2005	Dec. 31, 2004

Accumulated Benefit Obligations	-5,413	-4,674

Benefit obligation in excess of plan assets	-1,281	-1,460
Unrecognized net gain/loss	758	785
Unrecognized prior service charges	-396	-357
Additional minimum pension liability	-313	-
Pension provisions under FAS 87 (US GAAP)	-1,232	-1,032

Pension provision under IFRS	-1,021	-1,213
Additional pension obligation under FAS 87 (US GAAP)	-211	181

  In 2005, the adjustment for additional minimum obligation was EUR 313 million (2004: nil).

  E. REVENUE RECOGNITION (DEFERRED EXPENSES)

  Under US GAAP and IFRS, up-front connection fees are deferred over the estimated customer relation period. During this period, the associated incremental direct costs, in so far they do not exceed the deffered revenues, are capitalized and recognized over the estimated customer relation period under US GAAP as the matching principle is applied. Under IFRS, these incremental direct costs are not allowed to be capitalized as the definition of an asset is not met.

  F. CAPITALIZATION OF INTEREST CHARGES

  US GAAP requires interest cost to be included as a component of the historical cost of assets constructed for a company's own use and assets intended for sale or lease that are constructed as separate and discrete projects. This results in a reconciling item as we elected the option not to capitalize borrowing costs under IFRS. The reconciling item is mainly related to interest for the financing of the UMTS licenses in the period the licenses have not yet been invoked and the network continues to be actively constructed.

  G. OTHER DIFFERENCES BETWEEN IFRS AND US GAAP
  Financial instruments

  Under IFRS, we elected the exemption to apply the standards related to financial instruments, IAS 32 and IAS 39, as from January 1, 2005 rather than as from the transition date. As a result, the accounting and reconciliation for financial instruments is based on Dutch GAAP in the 2004 figures.

  Under Dutch GAAP, receivables and liabilities denominated in foreign currencies, including derivative contracts, are in principle carried at cost converted into euro at the exchange rates at the end of the period. Additionally, unrealized gains and losses on interest rate swaps used in hedged relationships are deferred until settlement or termination. US GAAP requires valuation of derivatives at fair value, in accordance with the requirements of FAS 133 'Accounting for Derivative Instruments and Hedging Activities', FAS 138 'Accounting for Certain Derivative Instruments and Hedging Activities' and FAS 149 'Amendment of Statement 133 on Derivative Instruments and Hedging Activities'. The movement in the fair value of derivatives qualifying as hedging instruments is recorded either in the Income Statement or in the Statement of Other Comprehensive Income until the hedged item is recognized in the Income Statement.

  In 2004, application of FAS 133 led to a profit before tax of EUR 49 million and a decrease of EUR 130 million after tax in Other Comprehensive Income.

  Accounting for financial instruments under IFRS differs in certain specific aspects from US GAAP. The reconciling item is not the result of differences in accounting treatment but due to different adoption dates and different transitional arrangements. FAS 133 is applied as from January 1, 2003, while IAS 32 and IAS 39 is applied as from January 1, 2005. This results in a EUR 73 million reconciling item in equity.

  Available-for-sale financial assets

  IAS 39 'Financial instruments' should be applied for our minority participating interest in Infonet. As stated before, we elected the exemption to apply the standards related to financial instruments, IAS 32 and IAS 39, as from January 1, 2005 rather than the transition date. As a result, the accounting for and reconciliation of our interest in Infonet is based on Dutch GAAP in the 2004 figures.

  Under IFRS, our 17.9% interest in Infonet Inc. was carried at cost till December 2004. As from January 2005, it is valued at fair value with the resulting gain being recognized in equity. Under US GAAP, our investment in Infonet represents an available-for-sale marketable security under FAS 115, 'Accounting for Certain Investments in Debt and Equity Securities'. In accordance with FAS 115, marketable securities are marked to market at each reporting date, with the resulting unrealized gains and losses reported in Other Comprehensive Income. In 2005, we sold our interest in Infonet.

  The EUR 7 million reconciling item in equity as of December 31, 2004 relates to the difference between valuation at cost under Dutch GAAP and the valuation at fair value under US GAAP. The reconciling item in the 2005 result relates to a different amount of unrealized gains being recycled to the Income Statement in 2005 under US GAAP compared to IFRS.

  Minority interests

  As a result of the differences between US GAAP and IFRS, there is a difference in equity and profit after taxes of certain Group companies and, in cases where third parties participate, in the minority interest attributable to the participating third parties. At December 2005, this reconciling item is primarily related to Xantic. As of December 31, 2004, this reconciling item was primarily related to Xantic and KPN Mobile. The movement during the year 2005 mainly relates to the acquisition of the minority interest in KPN Mobile.

  Investment grants to replace WIR allowances

  In 1998, we decided to no longer recognize the deferred investment grants in the Consolidated Balance Sheet, leading to a EUR 86 million release. US GAAP stipulates that these grants be added to income according to the original schedule. Accordingly, the deferred investment grant under US GAAP was EUR 21 million as of December 31, 2005 (2004: EUR 26 million).

  Foundation PVKPN

  In the past, we established the foundation PVKPN to stimulate individual and organized leisure activities for all employees and relatives of Koninklijke KPN and its subsidiaries. PVKPN derives its revenues from member fees, interest and an annual and initial contribution from KPN. PVKPN is in effect providing ongoing benefits to the KPN employees by funding extracurricular activities of such employees; therefore, US GAAP Interpretation 1 to APB 25 is applicable. This rule prescribes that compensation-like expenses paid by a third party on behalf of a company would be expensed by such company as the third party incurs expenses related to providing benefits to the company's employees. We therefore have to record our initial contribution to PVKPN as restricted cash and then record an expense over time as PVKPN spends this money on benefits, activities, etc. for KPN employees. This resulted in an increase of cash of EUR 5 million and a reversal of the previous expensed amount of EUR 5 million in 2004. As a result of lower subsidies by KPN and expenditures made by the foundation, the reconciling item decreased to EUR 4 million.

  Realization of cumulative translation differences

  Under IFRS, we elected to apply the exemption not to comply with requirements to recalculate cumulative translation differences that existed at the date of transition to IFRS. Consequently, we have set the cumulative translation differences for all foreign operations at zero at the date of transition to IFRS. Gains or losses on a subsequent disposal of any foreign operation shall only include translation differences subsequent to January 1, 2004. This results in a reconciling item, as under US GAAP also translation differences incurred before January 1, 2004 are taken into account.

  Technical equipment lease

  During 2001, we entered into a sale and leaseback transaction of certain technical equipment in use by us. Under IFRS, the net cash received less the payment liability assumed is recognized as Other income and cash received. Under US GAAP, we recognize the gross cash received and payment liabilities on the balance sheet and the net gain on the transaction is recognized as other income over the 16 years term of the lease. This transaction did not have a significant impact on profit after taxes and, as a result, no reconciling item was reported.

  Sale and leaseback

  In 2001, 2002 and 2003, we entered into sale and leaseback arrangements whereby certain real estate properties were sold to third parties and leased back by us under operating leases. Under IFRS, the total gain on these sale and leaseback transactions was recognized in Other income. Under US GAAP, the net gain on the sale of real estate in connection with a sale and leaseback arrangement is generally recognized over the term of the lease. These transactions did not have a significant impact on profit after taxes and, as a result, no reconciling item is reported.

  RECLASSIFICATIONS AND OTHER

  Under IFRS, certain items are disclosed in different sections of our Balance Sheet or Consolidated Statement of Income compared with US GAAP. These differences do not lead to any differences in shareholders' equity or profit or loss after taxes, therefore the reclassifications below are not included in the reconciliation to US GAAP shareholders' equity and US GAAP profit after taxes.

  Sale of operations and assets

  Under IFRS, we present the sale of operations and assets as part of Other income, included in operating profit. Under US GAAP, such proceeds would be excluded from Operating profit. In 2005, total profit on the sale of assets amounted to EUR 23 million. This relates to the sale of our share in Infonet and Intelsat.

  Cash flow statements

  We compile our Consolidated Cash Flow Statement in accordance with International Accounting Standards (IAS 7). The SEC's rules applicable to Annual Reports on Form 20-F permit the compilation of cash flow statements under IAS 7.

  Discontinued operations

  In 2004 and 2005, certain of our disposals - including PanTel, Contrado and Xantic - qualified as discontinued operations in accordance with FAS 144. Consolidated Income Statements presented in accordance with US GAAP do not consolidate these discontinued operations but rather report for all periods presented the results of these operations and any related gain or loss on disposal, net of taxes, as a separate component of income before extraordinary items and cumulative effect of accounting changes. These disposals do not qualify as discontinued operations under IFRS.

  Back to content

  KONINKLIJKE KPN N.V. 2005 CORPORATE FINANCIAL STATEMENTS

  Corporate Income Statement

Amounts in millions of euro	2005	2004

Income from Group companies after taxes	1,508	2,035
Other income and expense after taxes	-71	-328
Profit/(loss) after taxes	1,437	1,707

  Back to content

  Corporate Balance Sheet

  Before appropriation of net result

  Assets
Amounts in millions of euro	Dec. 31, 2005	Dec. 31, 2004

FIXED ASSETS

Goodwill	-	2
Total intangible fixed assets	-	2

Investments in Group companies	12,342	11,094
Loans to Group companies	10,051	9,120
Derivative financial instruments	17	-
Other financial fixed assets	731	1,213
Total financial fixed assets [A]	23,141	21,427

Total fixed assets	23,141	21,429

CURRENT ASSETS
Receivables [B]	1,078	1,411
Prepayments and accrued income	1	62
Cash and cash equivalents	37	625
Total current assets	1,116	2,098

TOTAL	24,257	23,527

  [..] Bracketed numbers refer to the Notes to the Corporate Balance Sheet.

  Liabilities
Amounts in millions of euro	Dec. 31, 2005	Dec. 31, 2004

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS
Subscribed capital stock	517	559
Additional paid-in capital	14,117	15,307
Legal reserve	146	477
Retained earnings	-11,141	-11,639
Profit or loss current year	1,437	1,707
Total equity attributable to equity holders [C]	5,076	6,411

PROVISIONS
Pension provisions	1,129	1,354
Other provisions	49	38
Total provisions	1,178	1,392

LONG-TERM LIABILITIES
Loans	9,145	9,292
Derivative financial instruments	716	-
Total long-term liabilities	9,861	9,292

CURRENT LIABILITIES
Derivative financial instruments	7	-
Other liabilities [D]	7,957	6,258
Accruals and deferred income	178	174
Total current liabilities	8,142	6,432

TOTAL	24,257	23,527

  [..] Bracketed numbers refer to the Notes to the Corporate Balance Sheet.

  Back to content

  General Notes to the Corporate Financial Statements

  The Corporate Financial Statements are part of the 2005 Consolidated Financial Statements of Koninklijke KPN N.V. With reference to the Income Statement of Koninklijke KPN N.V., use has been made of the exemption pursuant to Section 402 of Book 2 of the Dutch Civil Code.

  For the principles for the recognition and measurement of assets and liabilities and determination of the result for its corporate financial statements, Koninklijke KPN N.V. applies the option provided in Section 2:362 (8) of the Dutch Civil Code. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as 'Accounting policies') of the Corporate Financial Statements of Koninklijke KPN N.V. are the same as those applied for the Consolidated Financial Statements under IFRS. Participating interests, over which significant influence (including control) is exercised, are stated applying the equity method. These Consolidated Financial Statements are prepared according to the standards laid down by the International Accounting Standards Board and adopted by the EU. For details, reference is made to the Notes to the Consolidated Financial Statements.

  As a result of the application of the accounting policies used in the Consolidated Financial Statements in the Corporate Financial Statements, Koninklijke KPN N.V. has implemented a change in accounting policies in the Corporate Financial Statements. This change in accounting policies is the result of applying the option in Section 2:362 (8) of the Dutch Civil Code. By applying this option, reconciliation is maintained between the consolidated and the corporate Equity attributable to equity holders.

  The Corporate Financial Statements were previously prepared in compliance with accounting policies referred to in Part 9, Book 2 of the Dutch Civil Code and Dutch GAAP. The change in accounting policies, which is treated retrospectively, has had an effect on Equity attributable to equity holders and the result. The impact on Equity attributable to equity holders on January 1, 2004 and December 31, 2004 amounted to EUR -628 million and EUR -410 million respectively. The impact on the result for 2004 amounted to EUR 196 million.

  Comparative figures have been adjusted on the basis of the changed valuation principles. Exceptions are the application of IAS 32/39 and IFRS 5, which have been incorporated as from January 1, 2005.

  The tables below reconcile Equity attributable to equity holders (before changes in accounting policies) as of December 31, 2003 and the result for the year 2004 (before changes in accounting policies) to the Equity attributable to equity holders (after changes in accounting policies) as of January 1, 2004 and the result for the year 2004 (after changes in accounting policies).

Amounts in millions of euro

Equity attributable to equity holders as of December 31, 2003	7,163

Changes in accounting policies:
- Pensions	-788
- Group companies	-81
- Deferred tax asset	272
- Other	-31
Total changes	-628

Equity attributable to equity holders as of January 1, 2004	6,535

Amounts in millions of euro

Result for the year 2004 (before changes in accounting policies)	1,511

Changes in accounting policies:
- Group companies	226
- Other	-30
Total changes	196

Result for the year 2004 (after changes in accounting policies)	1,707

  For a detailed discussion of the changes, reference is made to the Consolidated Financial Statements.

  Back to content

  Notes to the Corporate Balance Sheet

  Fixed assets

  [A] Financial fixed assets

Amounts in millions of euro	Group companies	Loans to Group companies	Loans	Other financial fixed assets	Total

Balance as of December 31, 2003	9,142	6,806	16	1,707	17,671

Changes in accounting policies	-81	-	-	272	191
Balance as of January 1, 2004	9,061	6,806	16	1,979	17,862
Changes in 2004
Exchange rate differences	-2	-	-	-	-2
Income from Group companies after taxes	2,035	-	-	-	2,035
New loans	-	135	-	110	245
Withdrawals/redemptions	-	-644	-16	-72	-732
Change in deferred taxes	-	-	-	-773	-773
Transfer from current portion	-	2,811	-	-31	2,780
Other	-	12	-	-	12
Total changes	2,033	2,314	-16	-766	3,565

Balance as of December 31, 2004	11,094	9,120	-	1,213	21,427

Changes in accounting policies	-	-	-	-18	-18
Balance as of January 1, 2005	11,094	9,120	-	1,195	21,409
Changes in 2005
Exchange rate differences	9	-	-	-	9
Income from Group companies after taxes	1,508	-	-	-	1,508
New loans	-	925	-	-	925
Withdrawals/redemptions	1	-83	-	-10	-92
Change in deferred taxes	-	-	-	-437	-437
Transfer from current portion	-	89	-	-	89
Dividends	-270	-	-	-	-270
Total changes	1,248	931	-	-447	1,732

Balance as of December 31, 2005	12,342	10,051	-	748	23,141

  Financial fixed assets include among other things loans to Group companies for EUR 10,051 million excluding accrued interest (2004: EUR 9,120 million) with maturity dates between 2006 and 2013 (and with a mixture of interest rates: floating, fixed or profit depending).

  Other financial fixed assets include a deferred tax asset of EUR 730 million (2004: EUR 1,095 million) and derivative financial instruments of EUR 17 million.

  Current assets

  [B] Receivables

Amounts in millions of euro	Dec. 31, 2005	Dec. 31, 2004

Short-term loans to Group companies	711	1,101
Taxes	359	310
Other receivables	8	-
	1,078	1,411

  Short-term loans to Group companies include several current accounts with Group companies with a maturity date before December 31, 2006.

  [C] Equity attributable to equity holders

  For a breakdown of Equity attributable to equity holders, reference is made to the Consolidated Statement of Changes in Group Equity and the Notes thereto.

  LEGAL RESERVES

  Legal reserves relate among other things to Income from Group companies, which can partially not be distributed freely. Movements in Legal reserves are presented below:

Amounts in millions of euro	Undistribut-able results Group companies and associates	Revalu-ation financial assets	Revalu-ation reserve property, plant and equipment	Hedge reserve	Cumulative Translation Adjust-ments	Tax effect	Total legal

Balance as of December 31, 2003	137	-	-	-	-40	-	97

Change in accounting policies	-	-	567	-	40	-196	411
Balance as of January 1, 2004	137	-	567	-	-	-196	508

Exchange rate differences	-	-	-	-	-1	-	-1
Release	-	-	-80	-	-	28	-52
Reclassification to Retained earnings	-	-	-	-	-	22	22
Balance as of December 31, 2004	137	-	487	-	-1	-146	477

Change in accounting policies	-	23	-	-236	-	71	-142
Balance as of January 1, 2005	137	23	487	-236	-1	-75	335

Exchange rate differences	-	-	-	-	9	-	9
Sale of assets	-	-23	-	-	-	-	-23
Release	-137	-	-72	-	-	21	-188
Additions, net	-	-	-	15	-	-5	10
Reclassification to Retained earnings	-	-	-	-	-	3	3
Balance as of December 31, 2005	-	-	415	-221	8	-56	146

  Movements in Retained earnings are presented below:

Amounts in millions of euro

Balance as of December 31, 2003	-12,531

Change in accounting policies	-1,039
Balance as of January 1, 2004	-13,570

Prior year profit	2,731
Shares repurchased (including for option plans)	-1,042
Shares cancelled	1,000
Dividend	-796
Reclassification from Legal reserves	-22
Other	60
Balance as of December 31, 2004	-11,639

Change in accounting policies	-3
Balance as of January 1, 2005	-11,642

Prior year profit	1,707
Shares sold (option exercised)	28
Shares repurchased (including for option plans and repurchase costs)	-1,784
Shares cancelled	1,252
Dividend	-890
Reclassification from Legal reserves	-3
Other	191
Balance as of December 31, 2005	-11,141

  Current liabilities

  [D] Other liabilities

  Other liabilities include for EUR 5,822 million financial current accounts and loans from Group companies (2004: EUR 4,615 million). They also include EUR 141 million taxes payable and social security contributions (2004: EUR 77 million).

  COMMITMENTS AND CONTINGENCIES

Amounts in millions of euro	Dec. 31, 2005	Dec. 31, 2004

Commitments by virtue of guarantees	22	25

  We have issued several declarations of joint and several liabilities for various Group companies in compliance with Section 403, Book 2 of the Dutch Civil Code. These declarations of joint and several liabilities for Group companies are included in a complete list of subsidiaries and participating interests, which is available at the offices of the Chamber of Commerce in The Hague.

  DIRECTORS' REMUNERATION

  Reference is made to note [3], Employee benefits of the Consolidated Financial Statements.

  The Hague, February 28, 2006

The Supervisory Board A.H.J. Risseeuw D.G. Eustace M. Bischoff V. Halberstadt D.I. Jager M.E. van Lier Lels J.B.M. Streppel	Board of Management A.J. Scheepbouwer M.H.M. Smits G.J.M. Demuynck

  OTHER INFORMATION

  Report of Independent Auditors

  For the Report of Independent Auditors, reference is made to page 96 of the Financial Statements.

  Proposed appropriation of result

  On outstanding Class B preferred shares, a dividend is paid out equal to the average of the 12-month Euribor increased by 1%. If the 12-month Euribor is no longer determined, the dividend on preference shares will be calculated based on the yield on State loans (article 35 sub 1, Articles of Association). No Class B preferred shares were outstanding in 2005. Subsequently, subject to the approval of the Supervisory Board, the Board of Management will determine what proportion of net income remaining after payment of the dividend on any Class B preferred shares will be appropriated to the reserves (article 35 sub 2, Articles of Association). The part of the profit remaining after the appropriation to the reserves shall be at the disposal of the general meeting (article 35 sub 3 Articles of Association). The Board of Management, with the approval of the Supervisory Board, may also appropriate the complete profit to the reserves.

  On February 6, 2006, the Board of Management, with approval of the Supervisory Board, has appropriated an amount of EUR 494 million out of the profit to the Other reserves. On August 9, 2005 an interim dividend of EUR 0.13 was paid to all holders of ordinary shares, amounting to a total of EUR 281 million. The remaining part of the profit over 2005, amounting to EUR 662 million, is available for distribution as final dividend.

  The Board of Management, with the approval of the Supervisory Board, will propose to the Annual General Meeting of Shareholders to determine the total dividend over 2005 at EUR 0.45 per ordinary share. After deduction of the interim dividend of EUR 0.13 per ordinary share, the final dividend will be EUR 0.32 per ordinary share. Subject to the provisions of Article 37 of the Articles of Association, the 2005 final dividend will become payable as of April 21, 2006. The payout ratio of this dividend amounts to 68.2% of our profit for 2005.

  Special control rights

  Special share

  On December 16, 2005 we repurchased this special share for its nominal value of EUR 0.48. At the Annual General Meeting of Shareholders on April 11, 2006, we will propose an amendment to the Articles of Association to cancel the special share. Meanwhile, KPN will not sell or otherwise use the special share. For a more detailed description, reference is made to Corporate Governance.

  Foundation for the Protection of KPN (Stichting Bescherming KPN)

  For a description of the Foundation for the Protection of KPN, and for a more detailed description of our Articles of Association, reference is made to Corporate Governance.

  Subsequent events

  Reference is made to the section Subsequent events in the Consolidated Financial Statements.

  Back to content

  INFORMATION PER QUARTER

  The following table sets forth our unaudited quarterly information for 2005 and 2004:

Amounts in millions of euro, unless otherwise stated	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004

Fixed division	1,734	1,694	1,732	1,723	1,814	1,788	1,794	1,853
Mobile division	1,680	1,448	1,422	1,307	1,374	1,358	1,296	1,236
Other activities	52	53	55	95	94	85	93	117
Internal revenues	-300	-265	-259	-235	-274	-274	-273	-262
Revenues and Other income	3,166	2,930	2,950	2,890	3,008	2,957	2,910	2,944

Fixed division	343	396	365	412	471	440	458	440
Mobile division	272	196	181	108	196	221	238	226
Other activities	80	-11	10	-4	-38	0	-16	9
Operating profit	695	581	556	516	629	661	680	675

Financial income and expenses	-160	-122	-120	-145	-135	-186	-139	-129
Share of profit of associates and joint ventures	4	2	4	3	4	-12	6	3
Taxes	69	-127	-201	-101	80	-96	-149	-135
Profit for the period	608	334	239	273	578	367	398	414

Profit attributable to minority shareholders	4	5	9	-1	39	3	4	4
Profit attributable to equity holders	604	329	230	274	539	364	394	410

Earnings per ordinary share (non-diluted) in euro 1)	0.29	0.15	0.10	0.12	0.24	0.15	0.16	0.17
Earnings per ordinary share on a fully diluted basis in euro 1)	0.28	0.15	0.10	0.12	0.23	0.15	0.17	0.16

    The earnings per share (after taxes attributable to equity holders) in a quarter subsequent to the first quarter are calculated by subtracting the cumulative earnings per share of the previous quarter from the cumulative earnings per share of the current quarter.

  Back to content

  INFORMATION ABOUT THE KPN SHARE

  We attach great importance to transparent and regular communication with our shareholders, other capital providers and their intermediaries. Presentations for and meetings with investors and analysts are held on a regular basis, including those in connection with the announcement of our results. Analysts' meetings and conference calls were organized around the publication of the quarterly results are broadcasted live via the Internet to ensure that all groups of investors receive the same information. We also emphasize communication with our retail investors by, for example, providing them with our free quarterly information bulletin 'In Portefeuille'. In addition, we regularly organize presentations for retail investors. In 2003, we joined the Shareholders' Communication Channel, an initiative in which 14 major Dutch companies and 10 depositary banks are participating in order to facilitate communication between companies and their shareholders, and between shareholders themselves. In all these activities, our management is supported by the Investor Relations department, which is at the investors' and analysts' disposal on a daily basis.

  For more information, reference is made to the Investor Relations pages on www.kpn.com.

  Listings

  We are listed on the following stock exchanges (ticker: KPN):

  Euronext Amsterdam since June 1994

  New York (NYSE) since October 1995

  London since June 1996

  Frankfurt since July 1996

  Since June 13, 1994, our ordinary shares have been listed on the Euronext Amsterdam. Relating to our New York listing, we have an unrestricted sponsored ADR facility with JP Morgan Chase Bank, N.A. as depositary pursuant to a deposit agreement. ADRs evidence ADSs, each of which represents the right to receive one ordinary share. At the end of 2005, the number of issued ADRs amounted to 11,528,996 (2004: 7,858,616). ADSs are listed for trading under the ticker 'KPN' on the New York Stock Exchange ("NYSE"). For further information on our ADR facility, reference is made to Additional information for Shareholders - American Depository Receipts.

  Indices

  KPN shares are included in the following leading indices (weightings by the end of 2005):

  AEX 5.06%

  DJ Stoxx 600 Telecom 8.58%

  FTSE Eurotop 300 Telecom 4.76%

  MSCI Euro 0.72%

  Share ownership

  Our ordinary shares are held in bearer form or held in the form of ordinary shares registered in KPN's share register in The Hague, The Netherlands. At the Annual General Meeting of April 12, 2005, it was decided that the conversion of shares in bearer form into ordinary registered form is not possible anymore. Conversion of ordinary registered shares in ordinary bearer shares remains possible. On January 19, 2005, and subsequently on December 7, 2005, the State of the Netherlands sold parts of its share in our Company and currently holds 7.8%. The remaining 92.2% of our shares were freely marketable. By notifications dated February 1 and February 6, 2006, Capital Group International, Inc. and Capital Research and Management Company informed us that they held 11.9% and 13.0% respectively of our shares at those dates. We are unaware of any changes in these shareholdings since these filings. To our knowledge, no other shareholder owns 5% or more of our outstanding shares. For more information, reference is made to Additional Information for Shareholders -Obligations to disclose holdings.

  KPN Share price 2002-2005

  The Dow Jones Telecom and AEX indices have been rebased to the KPN share price on January 1, 2002.

KPN share price 2002–2005

IN EURO
KPN
Dow Jones Telecom Index
AEX
9
8
7
6
5
4
3
2
2002
2003
2004
2005

  Dividend policy

  KPN intends to maintain its medium-term dividend policy according to which KPN expects to pay out a dividend between 35 and 50 percent of its annual free cash flow, defined as net cash flow provided by operating activities minus capital expenditures.

  KPN proposed to declare a cash dividend of EUR 0.45 per share in respect of the year ending December 2005, of which EUR 0.13 was paid out as an interim dividend in August 2005. The proposed dividend will be presented for approval at the Annual General Meeting of Shareholders to be held on April 11, 2006 and, upon approval, paid out shortly thereafter. KPN also intends that the total amount of dividend paid over the fiscal years 2006 and 2007 will at least be equal to the total amount of dividend paid over the fiscal year 2005 (approximately EUR 950 million).

  This policy may change and is based on a number of assumptions concerning future events and is subject to uncertainties and risks that are outside our control.

  Financial policy

  The Board has decided on a further optimization of KPN's capital structure taking into account KPN's experience of operating under its existing financial policy, KPN's current and expected trading, overall developments in the European telecommunications market and credit rating agency considerations with respect to KPN. We expect that the redefined financial policy will allow KPN to continue with its policy of accommodating an attractive dividend policy, whilst maintaining flexibility to grow and invest in its business.

  Henceforth, KPN will seek to ensure that net debt to operating result plus depreciation, amortization and impairments remains within the range of 2 to 2.5. Furthermore, KPN intends to maintain a minimum credit rating of Baa2 (Moody's) and BBB (S&P). This ratio replaces the previous criteria to contain net debt to no more than twice the operating result plus depreciation, amortization and impairments, and to maintain a net interest coverage (defined as operating result plus depreciation, amortization and impairments divided by financial income and expenses) of at least 6.

  This policy may change and is based on a number of assumptions concerning future events and is subject to uncertainties and risks that are outside our control.

  Share repurchase program

  KPN reaffirms it has no intention to hold unutilized surplus cash balances. We intend to return surplus cash to shareholders via either additional special dividends or share repurchases. Such repurchases will only be undertaken at a price, which enhances value for the remaining shareholders. To this end, we repurchased EUR 1.2 billon shares in 2005. The EUR 985 million share repurchase program, which consisted of EUR 485 million carried over from 2004, and EUR 500 million announced on March 1, 2005, was completed in June 2005. In August 2005, we announced a second share repurchase program for up to EUR 250 million. This program was completed in September 2005. On December 6, 2005, we cancelled 181 million ordinary shares bought since December 2004. In December 2005, we also repurchased 60 million shares from the Dutch State for an average price of EUR 8.47 per share as well as the special share for EUR 0.48. We intend to cancel these shares following the Annual General Meeting of Shareholders.

  Within the context of the new financial policy, KPN plans for a further EUR 1 billion of share repurchases, to be executed during 2006 subsequent to the pre-funding of scheduled (April and July) debt redemptions and only at a price which enhances value for the remaining shareholders.

  PER-SHARE INFORMATION

Per ordinary share or per ADS in euro	2005	2004

Non-diluted profit after taxes	0.66	0.72
Fully diluted profit after taxes 1)	0.65	0.71

Dividend	0.45 2)	0.35
Pay-out ratio	68.2% 2)	48.6%

Number of outstanding shares 3) 4)
At year-end	2,151,360,369	2,329,399,969
On average (weighted)	2,197,620,706	2,385,418,773

Closing prices at Euronext Amsterdam	8.47	6.99

Closing prices at NYSE (USD)	10.04	9.56

Average daily trading volume at Euronext Amsterdam (x 1,000)	14,050	11,474

    Fully diluted (dilution in relation to the convertible bond maturing November 2005 and the options granted within the scope of management and employee option plans).

    Proposal to the Annual Meeting of Shareholders to be held on April 11, 2006

    Excluding the special share of the State of The Netherlands.

    On December 6, 2005, we cancelled 181,039,631 shares of which we bought 179,750,137 shares during 2005 and 1,289,494 shares in 2004. On October 28, 2004, we cancelled 80,627,065 ordinary shares we bought under our initial share repurchase program of EUR 500 million. On December 16, 2004, we cancelled another 80,969,811 ordinary shares bought under our second share repurchase program of EUR 1 billion.

  The following tables set forth the high and low closing prices of ordinary shares and ADSs for the periods indicated as reported by Euronext Amsterdam and the NYSE.

  CLOSING PRICES OF OUR ORDINARY SHARES ON EURONEXT AMSTERDAM AND ADSS ON THE NEW YORK STOCK EXCHANGE

		Euronext Amsterdam		NYSE
		High	Low	High	Low
		EUR	EUR	USD	USD
2004	1st quarter	6.94	6.18	8.81	7.52
	2nd quarter	6.48	5.80	7.85	7.03
	3rd quarter	6.40	5.94	7.83	7.26
	4th quarter	7.07	6.14	9.65	7.49
2005	1st quarter	7.50	7.00	9.75	9.18
	2nd quarter	7.03	6.39	9.14	7.89
	3rd quarter	7.74	6.75	9.71	8.09
	4th quarter	8.56	7.49	10.17	9.05
2006 (until February 28)	1st quarter	9.06	7.72	10.79	9.31

  MONTHLY HIGH AND LOW CLOSING PRICES OF OUR ORDINARY SHARES ON EURONEXT AMSTERDAM AND ADSS ON THE NEW YORK STOCK EXCHANGE

	Euronext Amsterdam		NYSE
	High	Low	High	Low
	EUR	EUR	USD	USD
September 2005	7.74	7.31	9.71	8.92
October 2005	7.98	7.49	9.57	9.05
November 2005	8.41	7.77	9.88	9.10
December 2005	8.56	8.36	10.17	9.83
January 2006	8.60	7.74	10.48	9.47
February 2006 (until February 28)	9.06	7.72	10.79	9.31

  The closing price of the ordinary shares on Euronext Amsterdam on February 28, 2006 was EUR 8.68. The closing price of the ADSs on the NYSE on February 28, 2006 was USD 10.38.

  Financial calendar 2006

  April 11, 2006 (2.30 PM)

  Annual General Meeting of Shareholders (Telehouse Building, La Guardiaweg 5, Amsterdam)

  April 13, 2006

  Ex-dividend listing of shares

  April 21, 2006

  Start of payment of 2005 final dividend

  May 9, 2006

  Publication of results for the first quarter of 2006

  August 1, 2006

  Publication of results for the second quarter of 2006

  October 31, 2006

  Publication of results for the third quarter of 2006

  Note that these dates may be subject to change.

  Contact

  For additional information, please contact:

  KPN Investor Relations

  Attn. Jantiene Klein Roseboom

  Tel.: (+31) 70 446 09 86

  Fax: (+31) 70 446 05 93

  www.kpn.com ('About KPN')

  ir@kpn.com

  Back to content

  ADDITIONAL INFORMATION FOR SHAREHOLDERS

  Legal structure

  The following table sets forth the name and jurisdiction of incorporation of, and our ownership and voting interest (if different) in, our principal operating subsidiaries and other principal interests as of February 28, 2006.

Name of Subsidiaries and other principal interests	Country of incorporation	Percentage ownership/ voting interest

KPN Telecom B.V.:	The Netherlands	100.0
KPN EuroRings B.V.	The Netherlands	100.0
EuroWeb International Corp.	USA	38.11 (a)
Infonet Nederland B.V.	The Netherlands	100.0
KPN Telecom Retail B.V.	The Netherlands	100.0
KPN Eurovoice Holding B.V.	The Netherlands	100.0
XS4ALL Holding B.V.	The Netherlands	100.0
KPN HotSpots B.V.	The Netherlands	100.0

KPN Telecommerce B.V.:	The Netherlands	100.0
KPN Consumer Internet and Media Services B.V.	The Netherlands	100.0

KPN Mobile Holding B.V.:	The Netherlands	100.0
GMI Mobilfunk Beteiligungen GmbH	Germany	100.0
- E-Plus Mobilfunk GmbH & Co.KG	Germany	22.51
KPN Mobile N.V.:	The Netherlands	100.0
- KPN Mobile The Netherlands B.V.	The Netherlands	100.0
- Telfort B.V.	The Netherlands	100.0 (b)
- KPN Mobile International B.V.	The Netherlands	100.0
- Sympac B.V.	The Netherlands	100.0
- BASE N.V./S.A.	Belgium	100.0
- E-Plus Mobilfunk GmbH & Co.KG	Germany	77.49

KPN Vastgoed & Facilities B.V.	The Netherlands	100.0

  (a) Classified as available-for-sale asset

  (b) Ownership interest of KPN Mobile The Netherlands B.V.

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

  There are no limitations, neither under the laws of The Netherlands nor our Articles of Association, on the right of non-residents of The Netherlands to hold or vote our shares.

  Exchange rate information

  Prices for our ordinary shares listed on Euronext Amsterdam are quoted in euros. Fluctuations in the exchange rate between the euro and US dollar will affect:

    the US dollar equivalent of the euro price of our ordinary shares listed on Euronext and, as a likely result, the market price of our ADSs listed on the New York Stock Exchange;

    the US dollar conversion of any cash dividends paid in euro on our ordinary shares represented by ADSs; and

    the presentation of our operating results and financial condition.

  The noon buying rate for the euro in the City of New York for cable transfers as certified for Customs purposes by the Federal Reserve Bank of New York on February 28, 2006, was USD 1.19 per EUR 1.00.

  The following table sets forth the average noon buying rate for the euro for each of the previous five years:

Year	Average 1)
2001	0.89
2002	0.95
2003	1.13
2004	1.24
2005	1.24

  1) Average of the noon buying rates on the last business day for each full calendar month during the relevant period.

  The following table sets forth the high and low noon buying rates for the euro in US dollar for each of the monthly periods indicated:

Month	High	Low
September 2005	1.25	1.20
October 2005	1.22	1.19
November 2005	1.21	1.17
December 2005	1.20	1.17
January 2006	1.23	1.20
February 2006 (until February 28)	1.21	1.19

  For a more complete discussion of exchange rate fluctuations and the hedging techniques that we use to manage our exposure to these fluctuations, reference is made to Quantitative and Qualitative Disclosures About Market Risk.

  Obligations to disclose holdings

  Pursuant to the Dutch 1996 Act on Disclosure of Holdings in Listed Companies (Wet Melding Zeggenschap in ter beurze genoteerde vennootschappen 1996, or Wmz), anyone acting alone or in concert, as defined in the Wmz Act, obtaining or divesting, directly or indirectly, an interest in our share capital causing that holder's percentage of interest in our issued capital or percentage of voting right interest to fall into a different range, must immediately notify us and the Authority for the Financial Markets. These ranges are: 0-5%, 5-10%, 10-25%, 25-50%, 50-66.66% and above 66.66%. The Authority for the Financial Markets will disclose the information by publication in a newspaper. Failure to disclose a person's shareholdings qualifies as an offense, and may result in civil penalties, including suspension of voting rights, and administrative penalties.

  In 2005, apart from our own notifications, we received a notification from the State of The Netherlands. Due to the partial sale of its interest on December 6, its shareholding fell below the 10% threshold. Our own notifications resulted from our repurchasing of shares, causing us to exceed the threshold of 5% of our issued share capital on May 11, 2005. After the cancellation of repurchased shares on December 6, 2005, the number of own shares held by us dropped below the 5% threshold.

  The Dutch 1995 Act on the Supervision of the Securities Trade (Wet toezicht effectenverkeer 1995 or Wte) provides for an additional notification duty for (among others) holders of shares or ADSs holding, directly or indirectly, an interest of over 25% of the capital in a listed company. Such shareholders are obliged to notify the Authority for the Financial Markets of any and all transactions they enter into with respect to securities in that company. If a shareholder with an interest exceeding 25% is a legal entity and not an individual, the obligation is extended to the managing directors and supervisory directors of the legal entity. In 2005, we received no such notifications.

  On November 4, 2005, Capital Group International, Inc., made a notification to the Securities and Exchange Committee of their holding of 10.3% of our share capital. On February 1, 2006, this company reported an increase of its shareholding to 11.9%. On November 10, 2005, Capital Research and Management Company made a similar notification to the Securities and Exchange Committee of their holding of 10.7% of our share capital. On February 6, 2006, this company reported an increase of its shareholding to 13.0%.

  American Depositary Receipts

  The following is a summary of certain provisions of the Deposit Agreement (as amended and including all exhibits thereto, referred to hereinafter as the Deposit Agreement), between KPN, JPMorgan Chase Bank, N.A. (acting as depository bank (the Depositary)) and all holders from time to time of the American Depositary Receipts (ADRs) issued thereunder. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. The Deposit Agreement is an exhibit to this Annual Report and will be available for inspection at the principal office of the Depositary in New York, which is presently located at 4 New York Plaza, New York, New York 10004, U.S.A. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

  ADRs evidencing American Depositary Shares ("ADS") are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents the right to receive one ordinary share deposited under the Deposit Agreement (together with all other securities, property and cash held thereunder at any time in respect of or in lieu of such deposited Shares, referred to hereinafter as the Deposited Securities). Ordinary shares will be deposited to an account maintained by ING Groep N.V., Amsterdam, as the custodian and agent of the Depositary in The Netherlands (the Custodian). Only persons in whose name ADRs are registered in the books of the Depositary will be treated by the Depositary and us as legal owners of such ADRs.

  The Deposit Agreement and the ADSs are governed by, and construed in accordance with, the laws of the State of New York. Notwithstanding anything contained in the Deposit Agreement, any ADR or any present or future provisions of the laws of the State of New York, the rights of holders of ordinary shares and of any other Deposited Securities and our obligations and duties in respect of the holders of ordinary shares or other Deposited Securities, as such, shall be governed by the laws of The Netherlands.

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

    his partner or any of his relatives by blood or by marriage in the direct line (including foster children) of him or of his partner has a substantial interest in us; and

    his shares, ADSs, profit participating certificates or rights to acquire shares, ADSs or profit participating certificates in us have been acquired by him or are deemed to have been acquired by him under a non-recognition provision.

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

    he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as an entrepreneur (ondernemer) or a shareholder, in the case of an individual, or other than as a holder of securities, in other cases, which enterprise is either managed in The Netherlands or, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and his ordinary shares or ADSs are attributable to that enterprise or, in case his ordinary shares or ADSs are attributable to such enterprise, the benefits therefrom are exempt under the participation exemption as laid down in the Dutch Corporation Tax Act 1969; or

    (in the case of an individual) he derives benefits from ordinary shares or ADSs that are taxable as benefits from miscellaneous activities in The Netherlands (resultaat uit overige werkzaamheden in Nederland).

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

  Dividend withholding tax

  Dividends distributed by us to a Non-resident holder of shares are generally subject to a withholding tax imposed by The Netherlands at a rate of 25%. Reference is made to Taxes on income and capital gains for a description of the concept 'dividends distributed by us'.

  If a double tax treaty is in effect between The Netherlands and the country of residence of a Non-resident holder of shares, such holder may be eligible for full or partial relief from Dutch dividend withholding tax, provided that such relief is duly claimed. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by us. The Dutch tax authorities have taken the position that this beneficial ownership test can also be applied to deny relief from Dutch dividend withholding tax under double tax treaties, the tax arrangement for the Kingdom (Belastingregeling voor het Koninkrijk) and the EU Parent Subsidiary Directive.

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

  Under the Convention of December 18, 1992, between the Kingdom of The Netherlands and the United States of America for the Avoidance of Double Taxation and the prevention of Fiscal Evasion with respect to Taxes on Income (US/NL Income Tax Treaty), the Dutch dividend withholding tax rate on dividends paid by us on ordinary shares or ADSs held by a Non-resident holder of shares who is resident in the United States and who is entitled to the benefits of the US/NL Income Tax Treaty will generally be reduced to 15%. The US/NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the US/NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such ordinary shares or ADSs, provided that the holder thereof or, if applicable, the paying agent, has supplied us with the appropriate Dutch tax forms in accordance with the Dutch implementation regulations under the US/NL Income Tax Treaty. If such forms are not duly and timely provided, we generally will be required to withhold the dividend withholding tax at the Dutch statutory rate of 25%. In such case, a Non-resident holder of shares who is resident in the United States and who is entitled to the benefits of the US/NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that The Netherlands was entitled to levy in accordance with the US/NL Income Tax Treaty, by filing the appropriate forms with the Dutch tax authorities within the term set therefore.

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

    financial institutions;

    insurance companies;

    dealers or traders in securities or currencies;

    tax-exempt entities;

    regulated investment companies;

    persons that hold shares or ADSs as part of a ‘hedging’ or ‘conversion’ transaction or as a position in a ‘straddle’ for US federal income tax purposes;

    persons that own (or are deemed to own) 10% or more of our voting shares;

    persons who hold shares or ADSs through partnerships or other pass-through entities;

    persons that have a ‘functional currency’ other than the US dollar; and

    persons that have acquired or will acquire shares or ADSs upon the exercise of options or otherwise as compensation.

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

  Dividends received by a US Holder will generally be taxed at ordinary income tax rates. However, dividends received by an individual US Holder from a qualified foreign corporation prior to December 31, 2008, generally will be taxed at the same rate applicable to long-term capital gains (currently 15%), so long as certain holding period restrictions are met. The term ‘qualified foreign corporation’ includes foreign corporations eligible for the benefits of an approved income tax treaty with the United States, but does not include any foreign corporation that qualifies as a passive foreign investment company (as discussed below). We believe that we are a qualified foreign corporation for these purposes, and therefore dividends paid by us on our shares or ADSs will qualify for the lower rate.

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

  In general, upon making a distribution to shareholders, we are required to remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities and, in such circumstances, the full amount of the taxes so withheld will generally (subject to certain limitations and conditions) be eligible for the US Holder's foreign tax deduction or credit as described above. However, under certain circumstances we should be allowed to reduce the amount of Dutch dividend withholding tax that is required to be remitted to the Dutch tax authorities by the lesser of (i) 3% of the portion of the gross amount of the dividend paid by us that is subject to Dutch dividend withholding tax; and (ii) 3% of the gross amount of the dividends and profit distributions received by us from qualifying non-Netherlands subsidiaries in the current calendar year (up to the date of the distribution) and the two proceeding calendar years, to the extent that the dividends and profits distributions have not yet been taken into account for purposes of establishing the foregoing reduction. Reference is made to Dutch taxation of Non-resident holders of ordinary shares or ADSs - Dividend withholding tax - Reduction for a summary of conditions that must be satisfied for us to become eligible for this reduction. Although this credit reduces the amount of dividend withholding tax that we are required to pay to the Dutch tax authorities, it does not reduce the amount of tax we are required to withhold from dividends. In these circumstances, to the extent that we are not required to remit the amount withheld as Dutch dividend withholding tax to the Dutch tax authorities, the withholding tax likely will not qualify as a creditable or a deductible tax for US foreign tax credit purposes. Should we be allowed to apply the reduction described above, we will endeavor to provide US Holders with information regarding the extent to which we have applied the reduction described above with respect to dividends that have been paid to US Holders. Investors are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch withholding taxes and, in particular, the impact to such investors of our potential ability to receive a credit with respect to certain dividends received from any of our qualifying non-Netherlands subsidiaries.

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

  We will furnish the Depositary with Annual Reports in English, which will include a review of operations and annual audited Consolidated Financial Statements, prepared in conformity with IFRS. Such statements will include a reconciliation of net income and shareholders' equity to amounts determined in accordance with US GAAP. We also furnish the Depositary with quarterly reports in English prepared in conformity with IFRS, which include unaudited interim financial information. The Depositary will promptly mail such reports to all record holders of ADRs evidencing ADSs. We will also furnish to the Depositary in English all notices of General Meeting of Shareholders and other reports and communications that the Company generally makes available to its shareholders. The Depositary will make notices, reports and communications available to holders of ADRs at the principal office of the Depositary.

  Back to content

  GLOSSARY OF TERMS

  ADR

  American Depository Receipt

  ADS

  American Depository Share

  ADSL

  Asymmetric Digital Subscriber Line

  With ADSL, transmissions from provider to user take place at a higher speed than from user to provider. ADSL allows high-speed digital communication, including video signals, across an ordinary twisted-pair copper phone line. An ADSL modem is required.

  AMPU

  Average Minutes Per User

  Weighted AMPU are calculated by taking the weighted average of the monthly AMPU during the year. The monthly AMPU is calculated by dividing total traffic volumes during a month by the average number of customers in that month. Each month is weighed according to the average number of customers in that month.

  ARPU

  Average Revenue Per User

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

  Asynchronous Transfer Mode

  ATM is a transfer mode in which the information is organized into cells. It is asynchronous in the sense that the recurrence of cells containing information from an individual user is not necessarily periodic.

  Backbone

  Central processing point.

  BiPT

  Belgisch instituut voor Postdiensten en Telecommunicatie

  The Belgian Institute for Postal Services and Telecommunications is active as the telecommunications regulator in Belgium.

  Bitstream access

  Unbundled access to KPN's metallic local loops using DSL and ATM technology over KPN's copper infrastructure. A BitStream access connection consists of an xDSL broadband connection combined with an ATM Permanent Virtual Circuit.

  Broadband

  Broadband refers to telecommunication that provides multiple channels of data over a single communications medium, typically using some form of frequency or wave division multiplexing.

  Bundesnetzagentur (former RegTP)

  The Federal Network Agency is active as the telecommunications regulator in Germany.

  Carrier Select

  Method to opt for a different operator by entering an access code.

  Churn

  The number of mobile customers no longer connected to a mobile operator's network divided by the operator's customer base.

  CityRing

  Fiber optic access network for data and Internet traffic in and across several Dutch cities.

  Co-location

  The provision of space and technical facilities (such as power supply and air-conditioning) for a customer’s telecommunications equipment on the service provider’s premises, in the framework of interconnection or special access.

  Content

  The information presented on Internet sites, including its structure.

  CPS

  Carrier (Pre)Selection

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

  DCS

  Digital Cellular System

  Mobile telephone network based on the GSM standard.

  DSL

  Digital Subscriber Line

  DSL is a technology for bringing high-bandwidth information to homes and small businesses over ordinary copper PSTN lines. The widely used term xDSL refers to different variations of DSL, such as ADSL, HDSL, VDSL and SDSL.

  DVB-T

  Digital Video Broadcasting - Terrestrial

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

  Enhanced Data rates for GSM Evolution

  Enhanced data rates for GSM evolution. EDGE is a behind-the-scenes technology, pushing GPRS download speeds to above 100 kbps.

  Epacity IP-VPN

  Connects two or more offices using IP-VPN.

  EuroRing

  Fiber optic network for data and Internet traffic, running through several European cities.

  GPRS

  General Packet Radio Service

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

  Global System for Mobile communications

  GSM is a second generation, digital mobile telephone system that is widely used in Europe and other parts of the world to send and receive voice and data.

  Hirka

  Our traditional backbone network.

  HSCSD

  High Speed Circuit Switched Data

  HSDPA

  High-Speed Downlink Packet Access

  HSDPA is a new mobile telephony protocol that, as an evolution of UMTS, is designed to increase the available data rate by a factor 5 or more.

  ICT

  Information, Communication and Technology

  i-mode

  Mobile data services originally developed and launched by NTT DoCoMo.

  IP-VPN

  Internet Protocol - Virtual Private Network

  Offers a secured and private network using IP-based infrastructure.

  ISDN

  Integrated Services Digital Network

  A worldwide digital communications network evolving from existing telephone services. A standard ISDN connection consists of three channels, i.e. two B channels to carry data and voice at a speed of 64 Kbps and one D channel to carry control information at a speed of 16 Kbps.

  ISP

  Internet Service Provider

  A company that provides individuals and companies access to the Internet. Therefore, ISP maintains one or more connection points to the Internet for ISP subscribers. An ISP itself can be a subcontractor of an ISP that is connected with an Internet backbone.

  Lambda

  Our national fiber optic network in The Netherlands.

  LAN

  Local Area Network

  A LAN is a network designed to move data between stations within a campus.

  Local Loop

  The system, being a wired connection from a telephone company's central office in a locality to its customers' telephones at homes and businesses, was originally designed for voice transmission only using analog transmission technology on a single voice channel. Today, a computer modem converts analog signals and digital signals. With ISDN or DSL, Local Loop can carry digital signals directly and at a much higher bandwidth than for voice only.

  Market share

  The operator's share in the total industry revenues in a country.

  MDF

  Main Distribution Frame

  Allows other telecommunications companies to access the local network, enabling them to connect with their customers through our main distribution frame.

  MetroRings

  Metropolitan Area Networks (MAN)

  City-level networks.

  MMS

  Multimedia Message Service

  MMS is the ability to send messages comprising a combination of text, sounds, images and video to MMS capable handsets.

  MPLS

  Multi Protocol Label Switching

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

  MVNE

  Mobile Virtual Network Enabler

  An intermediary organization, positioned between mobile network operators and MVNOs, that provides a range of mobile services so MVNOs can concentrate on their marketing efforts.

  MVNO

  Mobile Virtual Network Operator

  A mobile operator that does not have its own spectrum, nor its own network infrastructure. Instead, MVNOs have business arrangements with traditional mobile operators to buy minutes of use to sell to their own customers.

  NatVan

  National Value Added Network

  A packet switched network where sender and addressee are known.

  NMa

  Nederlandse Mededingingsautoriteit

  The Dutch Anti-trust Authority is the Dutch authority responsible for monitoring compliance with anti-trust rules.

  OPTA

  Onafhankelijke Post en Telecommunicatie Autoriteit

  The Independent Post and Telecommunications Authority operates as the telecommunications regulator in The Netherlands.

  Portal

  Platform offering service providers and their customers access to fixed or mobile data services.

  PSTN

  Public Switched Telephone Network

  Traditional telephone system that runs through copper cables (voice up to 64 Kb/s, data up to 56 Kb/s).

  SDH

  Synchronous Digital Hierarchy

  A digital technology for synchronous data transmission on optical media at very high speeds (155 Mb/s and higher).

  SDSL

  Symmetrical Digital Subscriber Line

  SDSL transports only data and no traditional voice. SDSL uses similar speeds for up and download.

  SIM card

  Subscriber Identity Module card

  A chip card inserted into a mobile phone, which contains information such as telephone numbers and memory for storing a directory.

  SMS

  Short Message Service

  SMS is a service for sending messages of up to 160 characters to mobile phones that use GSM communications.

  Spam

  Unsolicited emails, usually to many recipients. Nor a message written for and mailed to one individual known to the sender neither a reply to an email is spam, unless that 'reply' is resent endlessly.

  UMTS

  Universal Mobile Telecommunications System

  One of the major third generation mobile communications systems being developed. UMTS is suited to deliver voice, text, music and animated images. Data can be sent via UMTS at approximately 6 times the speed of ISDN.

  VPN

  Virtual Private Network

  A virtual network constructed from logic connections that are separated from other users.

  VoDSL

  Voice over DSL

  Voice telephony and broadband Internet together.

  VoIP

  Voice over IP

  Voice traffic is transported over an IP-based data network. It enables new ways of communicating, such as combinations of telephony, messaging and videoconferencing.

  Voice hubbing

  Voice hubbing is when a fixed-line call to a mobile network within the same country is directed abroad in order to be able to utilize a lower tariff.

  WiFi

  Wireless Fidelity

  For an explanation, reference is made to WLAN.

  WiMax

  Worldwide Interoperability for Microwave Access

  WiMax is a standards-based wireless technology providing high-throughput broadband connections over long distances that can be used for a number of applications, including "last-mile" broadband connections, hotspots and high-speed enterprise connectivity for business. It is conceptually similar to WiFi, but has certain improvements aimed at a better performance and permitting usage over much greater distances.

  WLAN

  Wireless Local Area Network

  Through this wireless connection, Internet access is provided at the speed of broadband.

  WLR

  Wholesale Line Rental

  This system enables telecommunications providers to invoice customers for line rental and phone charges on the same bill, as opposed to having to pay for calls and line rental separately. With WLR, one can rationalize his organization's invoicing with one bill for line rental and call charges.

  Back to content

  CROSS-REFERENCE TO FORM 20-F

  PART I
1	Identity of directors, senior management and advisers	N/A

2	Offer statistics and expected timetable	N/A

3	Key information
3A	Selected financial data	10-11
	Five year financial summary	10-11
	Exchange rate information	166
3B	Capitalization and indebtedness	N/A
3C	Reasons for the offer and use of proceeds	N/A
3D	Risk factors	12-16

4	Information on the Company
4A	History and development of the Company	17
4B	Business overview	19-32
4C	Organizational structure	18
4D	Property, plant and equipment	33-36

5	Operating and financial review and prospects
5A	Operating results	44-58, 63-67
5B	Liquidity and capital resources	59-62
5C	Research and development, patents and licenses, etc.	37
5D	Trend information	44-67
5E	Off-balance sheet arrangements	60-61, 137-139
5F	Tabular disclosure of contractual obligations	60
5G	Safe harbor	8-9

6	Directors, senior management and employees
6A	Directors and senior management	71-73, 90-91
6B	Compensation	80-87
6C	Board practices	70-75, 88-91
6D	Employees	11, 68-69, 144-145
6E	Share ownership	84, 113-114

7	Major shareholders and related party transactions
7A	Major shareholders	78, 162
7B	Related party transactions	84, 140-141
7C	Interests of experts and counsel	N/A

8	Financial information
8A	Consolidated statements and other financial information	93-153
8B	Significant changes	160

9	The offer and listing
9A	Offer and listing details	162-164
9B	Plan of distribution	N/A
9C	Markets	162
9D	Selling shareholders	N/A
9E	Dilution	N/A
9F	Expenses of the issue	N/A

10	Additional information
10A	Share capital	101, 124-125
10B	Memorandum and Articles of Association	75-79, 160
10C	Material contracts	166
10D	Exchange controls	166
10E	Taxation	167-172
10F	Dividends and paying agents	N/A
10G	Statement by experts	N/A
10H	Documents on display	172-173
10I	Subsidiary information	N/A

11	Quantitative and qualitative disclosures about market risk	62, 133-135

12	Description of securities other than equity securities
12A	Debt securities	N/A
12B	Warrants and rights	N/A
12C	Other securities	N/A
12D	American depositary shares	167

  PART II
13	Defaults, dividend arrearages and delinquencies	N/A

14	Material modifications to the rights of security holders and use of proceeds	N/A

15	Disclosure control and procedures	74-75

16	Reserved
16A	Audit committee financial expert	71-72
16B	Code of ethics	69, 73-74
16C	Principal accountant fees and services	75
16D	Exemptions from the listing standards for audit committees	N/A
16E	Purchase of equity securities by the issuer and affiliated purchasers	76, 124-125

  PART III
17	Financial Statements	N/A

18	Financial Statements	93-153

19	Exhibits (filed with the SEC)	-

Exhibit number	EXHIBITS

1.1*	Articles of Association, dated as of April 21, 2005
2.1***

  Deposit agreement dated as of December 30, 2005 among KPN, JPMorgan Chase Bank, N.A., as depositary, and the holders and beneficial owners of American Depositary Notes evidenced by American Depositary Notes Receipts issued thereunder (including a form of American Depositary Receipt)

2.2***	Form of American Depository Receipt (included in Exhibit 2.1)
2.3****

  Form of ADN Deposit Agreement among KPN, Citibank N.A. as depositary, and the holders and beneficial owners of American Depositary Notes evidenced by American Depositary Notes Receipts issued thereunder (including a form of American Depositary Note Receipt)

2.4****	Form of American Depositary Note Receipt (included in Exhibit 2.3)
2.5*****	Indenture between KPN and Bankers Trust Company dated October 4, 2000 relating to $1,000,000,000 8.375% Notes due 2030 and $1,750,000,000 8.00% Notes due 2010
4.1**	EUR 1,500,000,000 syndicated revolving credit agreement for Koninklijke KPN N.V. dated August 17, 2004
8.1*	List of Principal Subsidiaries
12.1*	Certification of Ad Scheepbouwer, Chairman of the Board of Management and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Marcel Smits, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this Annual Report.
**

  Previously filed as an exhibit to KPN’s annual report for the year ended December 31, 2004 on Form 20-F (Commission file number 1-13980) filed with the Securities and Exchange Commission on March 8, 2005 and incorporated herein by reference.

***	Previously filed on Form F-6 (Commission file number 333-130658) with the Securities and Exchange Commission on December 23, 2005 and incorporated herein by reference.
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

KONINKLIJKE KPN N.V.

Date: March 10, 2006	By:	/s/ AD SCHEEPBOUWER
Ad Scheepbouwer Chairman of the Board of Management and Chief Executive Officer