Form 20-F
period 2006-12-31
KONINKLIJKE KPN N V
filed 2007-03-01
CIK 1001474

As filed with the Securities and Exchange Commission

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-13980

Koninklijke KPN N.V.

(Exact name of registrant as specified in its charter)

Royal KPN N.V.

(Translation of Registrant’s Name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Maanplein 55

2516 CK The Hague

The Netherlands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Name of each exchange
Title of each class	on which registered

Ordinary Shares	New York Stock Exchange*
American Depositary Shares	New York Stock Exchange

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

None

Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of December 31, 2006, the close of the period covered by the annual report:

•             1,928,551,326 Ordinary Shares

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

To Contents    1

Annual Report and Form 20-F

This publication is prepared in both Dutch and English comprising the full Annual Report and Form 20-F for 2006 of Koninklijke KPN N.V. This document complies with the applicable Dutch regulations. For Dutch statutory purposes, the official English language version of the Annual Report and Form 20-F prevails. It also forms the 2006 Annual Report and Form 20-F for filing with the Securities and Exchange Commission (SEC) in the United States. Cross-references to Form 20-F are set out at the end of this document.

To Contents    2

Back to Contents    3

Back to Contents    4

Back to Contents

Profile

KPN is the leading multimedia company in the Netherlands, providing consumers and consumer households with fixed and mobile telephony-, internet- and TV services. To business customers, KPN delivers voice-, internet- and data services as well as fully-managed, outsourced ICT solutions. Both nationally and internationally, KPN provides wholesale network services to third parties, including operators and service providers. In Germany and Belgium, KPN pursues a multi-brand strategy with its mobile operations, and serves multiple customer segments in consumer as well as business markets.

At December 31, 2006, KPN served 6.3 million wireline voice subscribers, 8.6 million mobile customers, 2.1 million Internet customers and 0.3 million TV-customers in The Netherlands as well as 15.0 million mobile customers in Germany and Belgium while we employed 28,368 individuals (25,976 FTEs).

KPN was incorporated in 1989. Its shares are listed on Euronext Amsterdam and the stock exchanges of New York, London and Frankfurt. Our credit ratings on December 31, 2006 were BBB+ with negative outlook (Standard & Poor’s) and Baa2 with stable outlook (Moody’s).

Back to Contents

Mission statement

Our customers trust us to provide them with high-quality, reliable services to help them achieve their business and personal goals, and to enrich their work and leisure time. We offer them a range of innovative products which enable them to access information and entertainment, anytime, anywhere, and let them choose how to do that, from, for example, a phone, a computer, a PDA or a television. We also let them choose from a wide range of brands which we have designed to suit different needs and pockets – from the reliable high-quality KPN brand, to youth brands such as Hi, or no-frills brands such as Het Net and Simyo.

We believe that the society of satisfied customers this approach creates forms the basis for profitable growth and, as a result, creates value for our shareholders. Equally, we believe that our commitment to quality and customer satisfaction can be realized only if our employees are motivated to provide the best possible products and services.

We are equally conscious of our responsibilities to the wider community: it is our policy to use our knowledge and technology to contribute to the well being of all our stakeholders, and take steps to account to them for our environmental performance.

Back to Contents    5

Back to Contents

Foreword by the Chairman and CEO

Results

Our results for the full year 2006 were good and met the raised guidance that we issued to the market during the year. They are a direct result of the progress that we have made in transforming our business and are characterized by a continued strong performance across the group in challenging markets.

Revenues and other income were up 1.0% for the year to EUR 12.1 billion. Profit for the year increased from EUR 1.5 billion in 2005 to EUR 1.6 billion in 2006. Our cash flow from operating activities minus capital expenditures amounted to EUR 2.4 billion 1). Our financial performance, combined with our share repurchase program, led to EPS growth of 20% to EUR 0.79.

As a result of this performance, we are recommending an increase in the final dividend per share to 34 cents, making a total of 50 cents for 2006, representing an increase of 11% over 2005. For 2006 we will have returned in total EUR 2.6 billion to shareholders, comfortably exceeding the commitment we made a year ago to return at least EUR 2 billion. We have also announced to invest a further EUR 1 billion on a share repurchase program through the end of 2007.

For 2007, investors should assume that the total dividend to be paid will at least be EUR 950 million. Thus, we will continue to deliver industry-leading levels of shareholder value.

A changing world

The telecommunications industry has been changing rapidly and fundamentally, principally through technological advances and deregulation, and is to some extent unrecognizable from that of even five years ago. Indeed, we are nearly at the stage when it is no longer accurate to classify it as ‘the telecommunications industry’: the traditional boundaries between communication, information and entertainment have almost disappeared, and any company which wants to compete in this new environment has to welcome change and make it work to its advantage.

We have developed our business in anticipation of these changes in technology and deregulation through our ‘Attack, Defend and Exploit’ strategy, which was introduced in March 2005. This has enabled us to make the right choices in a market which is not only increasingly competitive, but is also beset with innovation. As part of this strategy, during 2006, we launched new internet protocol- (IP) based services and, at the same time, successfully defended our existing leading market positions in the ‘old’ world of fixed line telecommunications. Indeed, the level of operational excellence that we continued to deliver maintained our position as one of the very best European operators.

Our strategy

We continue to develop our business from one that was traditionally technology and product oriented to one that is focused on the behaviour and needs of our customers. In this changing telecommunications world we see the division between fixed and mobile services as being increasingly irrelevant and, from January 1, 2007, our business was reorganized into three customer-focused, rather than technology-driven divisions: Consumer, Business and Wholesale. In this world we look at new services as being an opportunity rather than a threat and are determined to become the leader in new services, such as VoIP, in the markets in which we operate.

Lowest cost infrastructure

We are attacking costs. We are implementing an All-IP infrastructure by connecting 28,000 street cabinets to fiber and, from those cabinets, connecting to our customers with fiber or VDSL. Starting in the second quarter of 2007, we will start to install FttH (Fiber to the Home) in new built residential areas. By operating this ‘hands-free’ network management system, we will be able in due course to discontinue a wide range of non IP-based services. This, in turn, will lead to us closing 1,100 out of 1,300 local telephone exchanges and will result in a dramatic reduction in our headcount requirement of some 8,000 FTEs. This process, which began in 2005, is expected to be substantially completed in 2010.

In our mobile wholesale business, although capital costs are reducing rapidly, we are employing what we call a ‘smart follower strategy’. This entails us building relationships with suppliers to enable us to challenge the established infrastructure vendors and thereby avoid making major investments in the current, expensive, UMTS 3G technology.

Open access infrastructure

We are committed to giving our competitors access to our infrastructure. Since owning a network cannot be a sustainable barrier to entry, we are of the view that sharing our infrastructure will give us two principal benefits: it will enable us to improve our competitive position in the services business by reducing unit costs and will also enable us to service parts of the market to which we currently have no access.

New for old

We are replacing old services with new IP-based services. By the end of 2007, at the current rate of progress, we anticipate that one-third of our fixed-line voice customers in the consumer market will be connected to VoIP (bundled with broadband access) and, by 2010, to have converted the majority of the other two-thirds. We are transferring dial-up internet customers to broadband.

We are encouraging our business customers to replace traditional leased-line services with IP-VPN (Virtual Private

1)	Net cash flow provided by operating activities (EUR 4.1 billion) minus investments in property, plant and equipment (EUR 1.5 billion) minus investments in computer software minus other intangible fixed assets with finite lives (EUR 0.2 billion)

Back to Contents    6

Networks operated through the Internet) and E-VPN (Ethernet Virtual Private Networks) services and will migrate them to our new network.
Our determination to upgrade these services is evidence of our long-term strategy. While this may lead to a short-term decline in revenue and profitability, we believe it will reduce churn and will present us with opportunities to sell value-added services.

New services for consumers

We have a pipeline of initiatives targeted at increasing revenue from consumers. We are, for example, attacking the television-market with four offers. DVB-T, a value-for-money digital product for terrestrial broadcasts, gives us entry to the market by being less expensive than cable; IPTV will give access to premium services, including video on demand, and later in the year will offer interactivity and on-demand advertising; DVB-H which is DVB-T technology transmitted to hand-held devices; and MediaMall, an interactive TV Portal, which enables local communities to share content and which will bridge the gap between Internet, content and the TV.

In addition, we plan to further exploit advertising revenue opportunities on our existing ISPs (Internet Service Providers) and new formats. We are also building a range of value-added services, such as content and Internet-security services, to increase revenue from fixed and mobile telephony, broadband, and data, as well as looking for ways to increase customer value by adapting functionality. For example, we created a new segment in the German market by offering subscribers cheaper minutes, rather than free mobile handsets; and in the Dutch fixed market we sell rental contracts for DECT-phones bundled with calling minutes.

New services for businesses

Over the past few years, we have built a strong base in network connectivity and voice services and will continue to build network outsourcing services, together with housing and hosting services. During 2006, we made several acquisitions to strengthen our position in integrated ICT (Information and Communication Technology) solutions. We are creating new revenue streams and, within these, specific applications for the healthcare, security and educational sectors. We see narrowcasting as a growth area which enables us to provide access, information and advertising to discrete audiences.

Our capabilities

In a world in which our customers can buy the same, or similar, products from competitors, we have turned our focus onto what makes us different: this, we believe, is our skill in distribution, customer management, branding, execution and IT.

Distribution

In The Netherlands, it is our goal to take the lead in distribution. We are expanding our stores and services in all the areas in which we operate and are also upgrading our online presence to improve online transactions. Wherever we operate, we seek third-party distribution deals, often in combination with sharing our infrastructure with MVNOs (Mobile Virtual Network Operators), such as in our partnership with the ALDI supermarket chain in Germany.

Customer management

We not only want to be easy to buy from, but also want to create a satisfied and loyal customer base in order to seize cross- and up-selling opportunities. We are therefore investing significantly in CLM (Customer Lifecycle Management) and CRM (Customer Relationship Management).

Branding

Our long-held belief that customers want true choice, leads us to continue our commitment to a multi-brand strategy in all territories. Our policy of offering different products to suit different budgets enables us to optimise our profitability. We offer, however, more than price differentiation: we are building other services, such as mobile music downloads, MSN (email and access to the web) and special brands, such as our Turkish-language offer Ay Yildiz for ethnic minorities.

Execution

Customer satisfaction has been one of our key performance indicators for the past three years. While we have made great progress, we believe there is still room for improvement and are determinedly improving and simplifying our product range, rationalizing our IT and improving processes.

IT

We are using our IT capabilities as an enabler for change, innovation and execution, and are working with our IT team to develop the business. Within three years, we plan to have moved from legacy systems to standard packages in all our operations, with the aspiration of being the trail blazer for a dozen or so applications. We will deviate from standard functionality only where there is a clear competitive advantage.

Regulation

We continue to work hard to ensure that regulation keeps pace with the changes in our industry, both on a national and a European level. We consistently aim for deregulation and the creation of a level playing field for KPN when entering new markets such as broadcasting and the mobile markets of Belgium and Germany. The asymmetry between regulation of cable TV operators and KPN has consistently been put on the regulatory agenda by us and is a debate that will continue.

Our All-IP program has attracted much attention in the national and international regulatory community. The open and innovative character of All-IP is generally welcomed, though OPTA’s (the independent Dutch regulator of post and electronic communications) concern is about safeguards to ensure competition. KPN aims for a continuous and open discussion with OPTA and market parties about the rollout of the All-IP network.

Back to Contents    7

In 2006 political pressure to regulate the international mobile roaming tariffs has increased. We are proponents of the regulation of wholesale roaming tariffs in order to create a level playing field between pan-European players and alliances and regional players.

The Board

There were a number of changes to the Board of Management during 2006. Eelco Blok, who has worked for KPN since 1983, and Stan Miller, who has been with KPN since 1998, were both appointed to the Board in June 2006. Eelco is responsible for our Business activities as well as Wholesale and Operations and Stan for our International Mobile activities. Baptiest Coopmans joined us from Unilever in September 2006 and brings valuable experience to running the Consumer division.

Corporate social responsibility

We are conscious of the responsibilities that our position in the community entails. During 2006, we reviewed our corporate social responsibility policy to increase its focus on consistency. We emphasize a sustainable business which includes ethics, the environment, and social policy. In this context, we conform to as many guidelines of the Global Reporting Initiative as possible and we have made substantial progress in a number of areas. We have taken measures to limit the fuel consumption of our commercial vehicles.

We contributed to society in general during 2006 and will again in 2007, through our support of the Ronald McDonald Children’s Fund. We contribute people’s time and knowledge as well as assist with fund raising. We also develop and promote products and services for education, healthcare and safety. Examples include the Internet filters which we incorporate in some of our products, and the ‘Mijn Kind Online’ (My Child Online) Foundation which contributes to the responsible use of new media by young people.

Stakeholders

We are very grateful to our shareholders for their loyalty and support for our strategy. In particular we would like to thank the Dutch State which sold its remaining stake in KPN last September for the support we received over the years. In line with our focus on our customers, we have begun 2007 by launching a new organizational structure built around their needs, rather than around technology and products. We have an excellent record of developing our strategy to best address our world and believe firmly that this latest strategic step is, again, the best way of serving the interests of our shareholders.

We also want to express special thanks to our employees for their contribution over the past year. Executing our strategy and achieving our ambitions very much depends on the continued commitment of our people. In 2007, we will work more than ever with our customers, and partners in order to remain well positioned for the future.

Looking ahead

In a relatively short period of time, KPN has taken some major steps to transform itself from an incumbent technology and product-orientated telecommunications provider into an independent commercial enterprise that provides a wide range of multi-media services for consumers and managed ICT and network services for businesses.

We have had to make many tough decisions to reach where we are and no doubt we will have to make many more. We know that we will never ‘arrive’, but will have to continue to be alert to changes in customers’ behaviour patterns and expectations, as well as to technology and regulation, to continue to progress. We are, however, determined to do that and will continue to navigate the risks and challenges that the business might face in order to achieve our goal of creating and maintaining a successful and sustainable business that delivers value to all those who have a stake in it.

Ad Scheepbouwer

Chairman of the Board of Management and CEO

Back to Contents    8

Back to Contents

Key information

Presentation of financial and other information

In this Annual Report and Form 20-F (referred to hereinafter as ‘Annual Report’):
1.	‘KPN’ refers to Koninklijke KPN N.V.;
2.	‘We’, ‘us’, ‘our’, the ‘Company’, the ‘Group’ and similar terms refer to KPN and any or all of its subsidiaries, associates and joint ventures as the context requires;
3.	‘KPN Mobile’ refers to KPN Mobile Holding B.V. or KPN Mobile N.V. and any or all of its subsidiaries, as the context requires;
4.	‘E-Plus’ refers to E-Plus Mobilfunk GmbH & Co. KG a limited liability partnership - and any or all of its subsidiaries, as the context requires;
5.	‘BASE’ refers to BASE N.V./S.A.;
6.	‘KPN Mobile The Netherlands’ means KPN Mobile The Netherlands B.V. and any or all of its subsidiaries, as the context requires; and
7.	‘Telfort’ refers to Telfort B.V. and any or all of its subsidiaries, as the context requires.

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

Our market share in Internet is defined as the total number of our KPN ISPs’ active narrowband and broadband Internet users as percentage of the total number of active Internet users (including cable). These figures are based on externally available market data, which we cannot verify for accuracy.

Our market share in consumer broadband is defined as the total number of our ADSL broadband connections as percentage of total consumer broadband connections, which consist of ADSL competitors and broadband via cable. These figures are based on externally available market data, which we cannot verify for accuracy.

The customer figures of our mobile network operators consist of the number of registered SIM cards – excluding dual cards but including data-only PC connections and machine-based SIM cards – at the end of each reporting period. The customer base also comprises inactive prepaid users, who have had neither incoming nor outgoing traffic during a three-month period, but have not yet met the disconnection criteria (mostly 12 months of inactivity). We define mobile market revenue share as our mobile network operators’ share in the total revenues of the respective countries’ mobile telephony markets.

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

For descriptions of abbreviations, please refer to the glossary.

Forward-looking statements

We have made forward‑looking statements in this Annual Report. These statements are based on our beliefs and assumptions and on information currently available to us. They include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance or expense improvements and the effects of future legislation or regulation.

Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words ‘believe’, ‘expect’, ‘plan’, ‘intend’, ‘anticipate’, ‘estimate’, ‘predict’, ‘potential’, ‘continue’, ‘may’, ‘will’, ‘should’, ‘could’, ‘shall’, or the negative of these terms or similar expressions. Examples of forward-looking statements include but are not limited to:
1.	telecommunication usage levels and market conditions, including the number of telephone access lines, traffic patterns (including Internet usage) and development in customer numbers;
2.	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and our ability to retain market share in the face of competition from existing and new market participants;
3.	regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, electromagnetic field strengths of mobile transmission equipment, customer access and international settlement
Back to Contents 9
arrangements, and legal and regulatory proceedings and investigations;
4.	the success and market acceptance of business, strategic, operating and financial initiatives (many of which are untested), the level and timing of the growth and profitability of new products, startup costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives, efforts at improving customer satisfaction, and local conditions and obstacles;
5.	the amounts of future capital expenditure;
6.	our dependence on and relationship with suppliers;
7.	the timing of the rollout of Universal Mobile Telecommunication System (UMTS) networks, the All-IP fixed network and other new, enhanced or upgraded networks, systems, products and services, and their performance and impact on our financial position;
8.	any acquisitions, dispositions or mergers we or our subsidiaries may enter into;
9.	the availability, terms and deployment of capital;
10.	the impact of tax rulings, the timing for settlement of tax losses carried forward and uncertainties regarding future tax liabilities;
11.	the amount and timing of any potential future impairment charges for our licenses, goodwill or other assets;
12.	the impact of regulatory competitive developments on capital outlays and our ability to achieve cost savings and realize productivity improvements;
13.	uncertainties associated with developments related to the International Financial Reporting Standards (IFRS), as well as with developments related to United States Generally Accepted Accounting Principles (US GAAP);
14.	general economic conditions, government and regulatory policies, and business conditions in the markets we and our affiliates serve;
15.	risks related to information and communication technology systems generally;
16.	fluctuations in foreign exchange rates, interest rates and property prices;
17.	international political and economic conditions; and
18.	asset retirement obligations.

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

Key financial figures

The following tables show our selected historical financial data for the years ended December 31, 2002 through 2006.

Our Consolidated Financial Statements for the years 2006, 2005 and 2004 have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. There are no differences between IFRS applied by KPN and IFRS as issued by International Accounting Standards Board (‘IASB’). The SEC adopted on April 12, 2005 amendments to Form 20-F for foreign private issuers related to the first-time adoption of IFRS. This amendment allowed KPN to provide only one year of comparative IFRS figures in the consolidated financial statements over the year 2005. As a result we have not adjusted our 2003 and 2002 Consolidated Financial Statements for IFRS. Therefore comparative amounts for these years are not available.

Our Consolidated Financial Statements for the years 2003 and 2002 were prepared in accordance with Dutch General Accepted Accounting Principles (Dutch GAAP).

US GAAP differs in certain significant respects from IFRS. For information on the differences between IFRS and US GAAP as they relate to us, please refer to the Notes to our Consolidated Financial Statements.

You should read this table together with ‘Operating results’ and our Consolidated Financial Statements and the Notes thereto, which are included elsewhere in this Annual Report.

Back to Contents    10

INCOME STATEMENT DATA

Amounts in millions of euro, except for shares and per share data	As at and for the year ended December 31,
	2006	2005	2004	2003	2002
In accordance with IFRS:
Revenues	11,941	11,811	11,746	N/A	N/A
Other income	116	125	73	N/A	N/A
Operating profit	2,223	2,348	2,645	N/A	N/A
Profit before income tax	1,710	1,814	2,057	N/A	N/A
Profit attributable to equity holders	1,583	1,437	1,707	N/A	N/A
Earnings per ordinary share and per ADS (non‑diluted) 1)	0.79	0.66	0.72	N/A	N/A
Earnings per ordinary share and per ADS on a fully diluted basis 1)	0.79	0.65	0.71	N/A	N/A
In accordance with US GAAP (as adjusted):
Total operating revenues from continuing operations	11,923	11,656	11,624	11,984	11,750
Operating profit from continuing operations 3)	2,286	2,127	2,484	–4,092	483
Profit/(loss) before taxes from continuing operations 3)	1,828	1,770	2,466	–4,169	125
Effect of discontinued operations, net of taxes	24	22	18	319	48
Effect of changes in accounting policy 3)	0	36	4	81	–127
Profit/(loss) after taxes 3)	1,569	1,393	2,083	–3,589	–15,221
Earnings per ordinary share and per ADS from continuing operations, (non‑diluted) 1)	0.77	0.61	0.86	–1.62	–6.25
Earnings per ordinary share and per ADS from continuing operations on a fully diluted basis 1)	0.77	0.61	0.86	–1.62	–6.25
Earnings per ordinary share and per ADS from discontinued operations (non‑diluted) 1)	0.01	0.01	0.01	0.13	0.02
Earnings per ordinary share and per ADS from discontinued operations on a fully diluted basis 1)	0.01	0.01	0.01	0.13	0.02
Effect of changes in accounting policy on earnings per ordinary share and per ADS (non‑diluted) 1)	0.00	0.02	0.00	0.03	–0.05
Effect of changes in accounting policy on earnings per ordinary share and per ADS on a fully diluted basis 1)	0.00	0.02	0.00	0.03	–0.05
Total earnings per ordinary share and per ADS (non‑diluted)	0.78	0.64	0.87	–1.46	–6.28
Total earnings per ordinary share and per ADS on a fully diluted basis	0.78	0.64	0.87	–1.46	–6.28
Weighted average number of outstanding ordinary shares	2,005,326,106	2,192,232,156	2,385,418,773	2,468,678,426	2,423,921,066
Weighted average number of outstanding ordinary shares on a fully diluted basis	2,013,328,345	2,197,620,705	2,404,343,845	2,468,678,426	2,423,921,066

BALANCE SHEET DATA

Amounts in millions of euro, except for shares and per share data	December 31, 2006	December 31, 2005	January 1, 2005 2)	2003	2002
In accordance with IFRS:
Total assets	21,258	22,702	24,230
Non-current liabilities	13,213	12,191	12,297
Provisions	3,602	3,945	4,076
Shareholders’ equity	4,195	5,076	6,266
Group Equity	4,196	5,104	6,411
Share capital (including Share premium)	12,563	14,634	15,866
Number of subscribed shares	1,928,551,326	2,151,360,369	2,329,399,969	2,490,996,877	2,490,996,877

In accordance with US GAAP (as adjusted):	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Total assets 3)	21,493	23,184	24,129	24,966	32,710
Non-current liabilities	12,857	12,380	8,056	9,364	12,769
Provisions	3,386	4,246	3,598	3,760	1,958
Shareholders’ equity 3)	4,787	5,414	6,924	6,879	10,888

Back to Contents    11

1)	Please refer to Note [8] of the Consolidated Financial Statements for a discussion on the method used to calculate profit or loss per share
2)	KPN applies IAS 32 Financial Instruments: Disclosure and Presentation, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 5 Non-current Assets Held for Sale and Discontinued Operations as from January 1, 2005. As a result, we report figures as of January 1, 2005
3)	Please refer to ‘Information on US GAAP’ for a description of the adjustment of KPN’s profit before and after taxes and earnings per share for the years 2004-2005 due to the change in accounting policy regarding the incremental direct costs of up-front connection fees. We have also restated 2002 and 2003 numbers.

PER-SHARE INFORMATION

Amounts in euro	2006	2005	2004	2003	2002

Dividend per ordinary share	0.50	0.45	0.35	0.25	-

The proposed dividend for 2006 consists of a cash dividend of EUR 0.50 per share of which EUR 0.16 was paid as an interim dividend. For further information about our dividend policy refer to our section ‘Information about the KPN Share’.

WORKFORCE

	2006	2005	2004

Average number of FTEs in The Netherlands	19,449	20,590	21,797
Average number of FTEs outside The Netherlands	6,838	6,737	7,114
Average number of FTEs	26,287	27,327	28,911
Number of FTEs as of December 31	25,976	26,598	28,056
Number of employees as of December 31	28,368	29,286	31,116

ANNUAL HIGH AND LOW CLOSING PRICES OF OUR ORDINARY SHARES ON EURONEXT AMSTERDAM AND OUR ADSS ON THE NEW YORK STOCK EXCHANGE

	Euronext Amsterdam		NYSE
	High	Low	High	Low
	EUR	EUR	USD	USD

2002	6.85	3.99	6.79	3.70
2003	7.13	5.37	8.02	5.92
2004	7.07	5.80	9.65	7.03
2005	8.56	6.39	10.17	7.89
2006	10.94	7.72	14.50	9.31

For further information about closing prices of our ordinary shares refer to the section ‘Information about the KPN Share’.

Back to Contents    12

Back to Contents

Risk factors

Our business is subject to various risks relating to changing competitive, economic, political, regulatory, legal, social, industrial, business and financial conditions. These conditions are described below and discussed in greater detail elsewhere in this Annual Report. The following risk factors could harm our business, financial condition and operating results, adversely affect our revenues and profitability, and lead to a drop in the trading price of our shares.

The markets in which we operate are increasingly competitive and our principal businesses face significant competition. If we are unable to compete effectively, this could lead to loss of revenue, reduced margins and loss of market share and adversely affect our financial position.

The competitive landscape for our Fixed division is changing rapidly and is one of the most dynamic and competitive in Europe. The traditional voice market continues to contract, while the VoIP penetration starts to accelerate as Cable and ADSL operators enter this (new) voice market, already offering multiplay solutions (Television, Internet and Telephony combined). Meanwhile, mobile operators are pushing for fixed-to-mobile substitution and non-Telco service providers (like MSN, Google, IBM) have started offering voice as an integral service. Combined with the fact that the Dutch broadband acceleration is unrivalled and the penetration of broadband in the households in The Netherlands is the highest in Europe, this changing competitive landscape for our Fixed division may result in acceleration of the decrease of fixed-line subscriptions and traditional traffic volumes and price declines of broadband and VoIP, which would adversely affect our revenues, margins and financial position.

In addition, in our business market segment, ICT has become increasingly important. There also is an increased demand for managed services and a continuing shift in focus from network technology towards functionality of applications. New communication services are IP-based and data access has become independent of hardware devices. Because of these developments, IT and system integrators (e.g. Cap Gemini, Accenture, IBM, etc.) are moving down the value chain and could gain market share at our expense. In addition, global telecommunication solution providers are increasingly penetrating our national corporate markets, as customers increasingly search for global network solutions. KPN’s strategy in the business market segment is aimed at grasping the opportunity to shift from decreasing traditional communication services towards services in the larger and growing market for end-to-end ICT services. But our goals will be difficult to achieve due to the fact that we are attempting to enter new markets and face new and more (global) competitors. In addition, some of our competitors are able to charge lower prices than we do. Our dominant position limits in the Fixed telephony business in The Netherlands our flexibility in terms of pricing and sales incentives and bundling. If we are not able to cope with the continuing pressure for lower prices and lower our costs, our financial results will be adversely affected.

In general, our Fixed division may not be successful in both offering resistance to the increasing competition and the need to move from our traditional services to services based on our new All-IP network, as a result of which our revenues within the Fixed business could decline more than we currently anticipate.

Because of the aforementioned developments in our competitive landscape, the Fixed business increasingly shows similarities with the Mobile business, as subscriber acquisition and retention costs and marketing expenses increase. In addition, the introduction of new products and services (e.g., TV, VoIP and ICT solutions) result in new costs and puts pressure on our existing operating structure. Our upcoming migration to an All-IP network should reduce costs in the long term, but requires additional capital expenditures in the short to mid-term. In order to cope with the anticipated pressure on our revenues and consequently, the risk of deterioration in our profitability, our Fixed division has set up an ambitious restructuring and cost saving program. While our aim is to reduce around 8,000 FTEs (starting in 2005 and expecting to be substantially completed in 2010), we may not be successful in these efforts, and as a consequence, our financial position could deteriorate. Our restructuring and cost saving program also may result in one-time special charges and costs, and may have other adverse consequences on our organization and business.

Our Mobile division business faces intense competitive pressure from existing and new market participants in all our markets. In our core markets, we compete with the largest international groups and alliances of mobile operators. Competition based on price, subscription options offered, coverage and service quality remains intense and we expect ongoing pressure on calling rates as we compete with other operators for market share. Our mobile markets for voice have become increasingly saturated and the market for mobile data is picking up more slowly than expected. As a result, the focus of competition is shifting towards brand and distribution power and also from customer acquisition to customer retention and satisfaction efforts. Substantial expenses are required for customer retention and satisfaction efforts, and significant customer defections would have an adverse effect on our financial position.

We face competition from a variety of competitors, including, but not limited to, existing fixed and mobile network operators, operators offering new mobile network services such as wireless fidelity services (WiFi) and/or WiMAX, providers of higher speed xDSL and glass fiber services, and others. Some of these competitors are smaller and may be more flexible and responsive than we are. Other competitors may operate on a broader scale and have more financial resources and capital at their disposal, enabling them to compete more effectively than we do. For instance, of our competitors many have more aggressive pricing, and achieve better time-to-market with new products and services, network quality and network rollout, and customer care

Back to Contents    13

and satisfaction. Our mobile subsidiaries E-Plus in Germany and BASE in Belgium both compete in their respective market with top-two operators that have significantly higher market shares and thus an ability to exert significant influence over the market. As a result, our subsidiaries may be at a competitive disadvantage and could rapidly lose market share, which could harm our financial results.

Our public image is important to our sales, marketing and customer relations efforts. Any damage to our image, whether as a result of corporate actions, developments of particular business units or otherwise, could adversely affect our market position and ultimately harm our financial results.

Regulatory decisions and changes in the regulatory environment could adversely affect our business.

Most of our network activities in The Netherlands are monitored by regulatory bodies. These authorities regulate, among other things, the prices we may charge for many of our services and the extent to which we have to provide services to our competitors. In recent years, these authorities have compelled us to reduce some of our prices. Regulatory authorities may increase the severity of pricing controls, extend the range of services to which regulations apply (including any new services that we may offer in the future), and extend the services that we have to provide to our competitors. For instance, the Dutch telecommunications regulator, OPTA, has in a recent decision subjected our wholesale line rental business to regulation and forced us to withdraw our volume discounts for transit services. Regulatory decisions could also influence the rollout planning of the All-IP network and/or the conditions under which we are allowed to migrate to an All-IP network operator such as the deferment of the dismantling of the MDF locations or the imposition of new access obligations. These and other regulatory actions may adversely impact our financial position, increase the severity of competition and decrease our profitability.

In our Mobile division, we have to comply with an extensive range of requirements regarding the licensing, construction and operation of our mobile networks and services. Decisions by regulators regarding the granting, amendment or renewal of licenses, to us or to third parties, could adversely affect our future operations. Governments in the countries in which we operate may issue telecommunications licenses to new operators whose services will compete with ours. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect us. Additionally, decisions by regulators could further adversely affect the pricing for services we offer. In the countries in which we operate, mobile terminating tariffs are either currently regulated or are expected to be in the future. Tariffs for mobile roaming services have also attracted the attention of regulators and politicians. In the coming years, we expect further obligations to be imposed by the European Union on all mobile operators to reduce wholesale and retail roaming tariffs. Such regulatory intervention will likely increase the pressure on our pricing and could negatively affect our financial position.

The markets in which we operate undergo rapid technological changes. As a consequence, we have to make substantial investments in our business on an ongoing basis to remain competitive. New communication services are more and more IP-based and, especially in our Fixed business, services are less dependent on underlying hardware. As a consequence, new (global) competitors are entering the market and competition is increasing in all areas of our business. This may be disadvantageous for us and may lead to a decline in our operating results.

Since our markets are undergoing rapid technological change, our future success depends, in part, on our ability to anticipate and adapt in a timely and effective manner to those technological changes. To remain competitive, we must continuously improve the speed and features of our existing products and services and develop attractive new products and services for our customers.

Technologies for mobile services include EDGE and UMTS and the enablers for data services (such as i-mode, content downloads and location based services). New licensed and unlicensed spectra may become available in the future, posing a constant threat to our mobile business based on GSM, UMTS and WiFi technologies, as the additional spectrum facilitates the entry of new competitors providing new entrants to wireless and mobile communications services.

Within our Fixed division, our strategy to migrate to an All-IP network operator and service provider is the basis for our new service portfolio and our planned cost reductions. The technical rollout of our All-IP network (currently in a piloting phase) is expected to take several years. We may not be successful in the timely rollout of such a network as a consequence of which our main competitors may successfully compete with us and gain market share at our expense. In addition, our strategy for migrating our customers towards IP-based solutions could be less effective and efficient than we anticipate. Furthermore, our investments in new IP-based services and solutions could prove to be more time consuming and more expensive than we had estimated, all of which could adversely affect our financial position.

In general, we may not succeed in developing, introducing or improving technological innovations in an economical or timely manner, or at all. Our competitors may be able to improve existing products and services or develop and introduce new products and services faster than we are able to. The changes require substantial ongoing investments in both our Mobile and our Fixed business if we are to achieve organic growth and remain competitive. We must also correctly estimate customer demand, and there is the risk that customers will prefer the new products and services introduced by competitors over our new products and services. This could adversely affect our financial position.

Back to Contents    14

In the future, we may be confronted with very significant costs related to asset retirement obligations (i.e. removal of KPN cable networks) following an amendment of the Telecommunications Act, which became effective on February 1, 2007. This could negatively affect our financial position. Reference is made to ‘Regulatory developments’.

As we are drastically changing our technical infrastructure, we may not be able to succeed in meeting the high quality standards we delivered in the past with our traditional product portfolio. This may have a negative effect on the value of our brands in the various markets in which we operate and negatively affect our financial position.

We have made substantial investments in UMTS licenses in our core markets. We may not generate a sufficient return on these investments.

We have made substantial investments in UMTS licenses in our core markets. The size of the market for these products and services is yet unknown and may fall short of expectations as UMTS technology may prove not to be superior to existing or other future technologies. We cannot be certain that the demand for UMTS services will justify the related costs. In some locations, the investments, although required under the licenses, may not be commercially desirable or may not be justified given the level of customer demand. In addition, we have a number of significant competitors in each of our geographic markets. Our competitors may be able to build out their UMTS networks more economically or quickly than us. This could place us at a competitive disadvantage in providing UMTS services in the relevant market. Although we recently acquired the right to use 900 MHz frequencies in Germany, we could be legally forced to share these frequencies with Deutsche Bahn. Deutsche Bahn and other competitors have challenged our acquisition of the 900 MHz frequencies. For further information, refer to ‘Regulatory developments’. If our strategy is not successful, our financial position as well as our business strategy may be adversely affected.

Based on regulatory requirements, we expect to incur additional substantial capital expenditures for the rollout of our UMTS networks. In addition, we expect to incur significant marketing and other costs in relation to the further rollout of our UMTS services. As a result, our net income can be expected to decrease, except to the extent enhanced earnings from UMTS networks offset such charges.

In Belgium, a further rollout of our UMTS network started in 2004 in order to comply with the license requirement of minimum 50% population coverage by the end of 2007. Until now, the Belgian regulator BiPT has not yet carried out any measurements. Non-compliance with the license obligations may lead to the incurrence of an administrative fine and may ultimately result in the loss or suspension of the UMTS license of BASE.

In The Netherlands we have acquired Telfort, which has its own DCS/E-GSM and UMTS licenses. We are integrating the networks of Telfort and KPN Mobile and are selling part of the licenses of Telfort EGSM to T-Mobile. Risk is withdrawal of licenses if we would not meet license requirements.

If we fail to introduce new or enhanced products and services successfully, our revenues and margins could be lower than expected.

Part of our business strategy is based on the introduction of new or enhanced products and services, including VoIP and WLR, Interactive IPTV formats, integrated communication and messaging clients, content and entertainment services, new mobile data services, machine-to-machine services. Any of the new or enhanced products or services we introduce may encounter technical difficulties or fail to achieve market acceptance. Alternatively, new or enhanced products or services introduced by our competitors may be more appealing to customers. If our new and enhanced products and services are not successful or are delayed, our customers may decide to discontinue using our services and choose other telecommunication providers. In addition, newly introduced products and services may not be profitable in the short term. As a result, we may not recover the investments, such as the costs of network upgrades and marketing expenses we plan to make to launch new products and services.

Changes in markets, our business plans and network infrastructure and the relevant valuation methodologies have resulted, and may in the future result, in substantial write-downs of the carrying value of our assets.

Our regular review of the carrying value of our assets (including goodwill, intangibles, tangibles and financial fixed assets) has resulted in significant impairments in the past, and we may in the future be required to recognize additional impairment charges. Events in technology and telecommunications markets, including significantly reduced share prices, market capitalizations and credit ratings for other participants, as well as the ongoing review and refinement of our business plans and network infrastructure and changes in the valuation methodologies applied and the underlying assumptions, have resulted, and may in the future result, in substantial impairments of our intangible or other assets, including licenses and network equipment. In addition, we have recognized, and may be required in the future to recognize, increased depreciation and amortization charges if we deem the useful lives of our non-current assets to be shorter than originally expected.

We depend on our relationship with various partners and suppliers and any disruption in these relationships may adversely affect our business.

Our business depends upon our ability to obtain adequate supplies of telecommunications equipment, related software and IT services, our contractors’ ability to build and rollout telecommunications networks on schedule, and our suppliers’ ability to deliver dependable technical support. Due to downturns in economic conditions, some of our suppliers may cease to

Back to Contents    15

do business. We cannot be certain that we will be able to obtain quality telecommunications equipment and support from alternative suppliers, particularly in relation to new technologies, on a timely basis if our existing suppliers are unable to satisfy our requirements. This could lead to an interruption in the operation and build-out of our networks, which may affect our financial position and results of operations. In addition, as part of our cost reduction program we have sold a substantial part of what we considered to be our non-core assets. A significant part of the services previously rendered to us by these non-core assets are now provided to us by new owners of the assets, or other external suppliers. We depend on our relationship with these suppliers, for the continuation of these services, some of which are vital to our business.

Network interruptions or service slowdowns caused by local or global system failures, misuse of our network and related applications as a result of inadequate security, may result in reduced user traffic, reduced revenue and harm to our reputation and business operations.

Our ability to operate our business depends significantly upon the performance of our technical infrastructure. Failures in power supply by power companies could occur in The Netherlands and may harm our technical infrastructure. Although our critical infrastructure equipment has power interruption backup facilities, these facilities may prove not to be adequate during a prolonged interruption. Our technical infrastructure is also vulnerable to damage or interruption by floods, fires, telecommunication failures and similar events. It also may be subject to break-ins, sabotage, terrorism, vandalism and similar misconduct. Furthermore, the security of our network and related applications may be inadequate, which may result in access and misuse by hackers and other unauthorized users and may adversely affect our operations. The occurrence of a natural disaster, other unanticipated problems at our facilities or any other damage to, or misuse of or failure of our systems could result in interruptions in our service. System failures, including failure of our network and the networks used by our suppliers, and hardware or software failures or computer viruses, could also affect the quality of our services and cause temporary service interruptions, resulting in customer dissatisfaction, penalties and reduced traffic volumes and revenue. Any of these factors could affect our business and financial position.

Our Mobile and Fixed division’s business may be hampered because of more stringent regulation of the exposure of the public to electromagnetic fields of base stations.

Our businesses may increasingly be subject to more stringent regulation of exposure to electromagnetic fields of mobile transmission equipment. Health risks perceived by public opinion may cause national and local governments to further impose restrictions on the construction of base station towers, the upgrade of networks and the replacement of existing antennae and other related infrastructure. Partly as a result, we are experiencing difficulties and delays in obtaining building permits for our mobile transmission equipment. This may prevent us from completing the further build-out of our mobile networks, providing new services and fulfilling UMTS license terms. In addition, it may become more difficult to renew leases for existing base stations and other equipment, with the cost of such leases increasing. Any of these factors could affect our business and financial position.

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

As of December 31, 2006, we recognized pension provisions of EUR 1.2 billion as a result of defined benefit plans. The recognition of the pension provision is subject to actuarial and financial assumptions, which are management estimates of, among other things, future salary increases, discount rates, expected indexation of the benefits and return on assets. These determine the costs and cash flows of providing the post-employment benefits. Changes in assumptions can result in changes of the pension obligation and the related pension costs as well as the contributions to the pension funds. In that event, the adjustments required to be made to our recorded provision for these benefits may have an adverse effect on our results of operations and financial condition, and cash payments to fund these plans could have an adverse effect on our cash flows.

Our share price has been, and may continue to be, volatile.

World stock markets have always experienced volatility that has affected the market prices of equity securities, including those of telecommunications companies and our company. This has led to large swings in trading prices in short periods of time and has not always been related to the operating performance of the companies concerned.

The factors that have caused, and may cause in the future, fluctuations in our share price, many of which are beyond our control, include the following:
•	the general state of the securities markets, with particular emphasis on the European telecommunications sector;
•	competition, regulatory conditions and the status of
Back to Contents 16
telecommunications liberalization in Europe;
•	the build-out of our networks (such as UMTS and All-IP), the development of compatible handsets, delays in the rollout of UMTS services and networks and costs relating thereto;
•	competitors’ positions in the market and ongoing consolidation in the telecommunications industry;
•	the failure to integrate our domestic and international acquisitions into our organization;
•	changes in the financial estimates by securities analysts;
•	our earnings releases and the earnings releases of our competitors;
•	the outcome of legal proceedings;
•	fluctuations in foreign exchange rates, interest rates and property prices; and
•	international political and economic conditions.

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

For a discussion of current legal proceedings, please refer to the section titled ‘Commitments, contingencies and legal proceedings’ in our Consolidated Financial Statements and to ‘Regulatory Developments’.

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

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent or detect fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our securities.

Effective internal controls are necessary for us to provide reliable financial reports and prevent or detect significant fraud. If we cannot provide reliable financial reports or prevent fraud, our financial results could be harmed.

We devote significant attention to establishing and maintaining effective internal controls over financial reporting. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete.

We also depend on our control framework to abide by the rules set under the Telecommunications Act for KPN as a party that holds significant market power in various segments of the telecommunications market. These rules concern among others pricing, bundling and rebates.

We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial reporting processes and related Section 404 reporting requirements. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our financial results or cause us to fail to meet our reporting obligations. Any such failure could also adversely affect our assessment of the effectiveness of our ‘internal control over financial reporting’. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our securities. Non-compliance with the rules set under the Telecommunications Act may lead to the incurrence of an administrative fine, as well as claims for damage.

Back to Contents    17

Back to Contents

Information about the Company

Back to Contents

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

KPN provides telephone, Internet, television services to personal customers through its fixed network in The Netherlands. For business customers, we provide a range of services, from voice, Internet and data services to fully-managed outsourced ICT solutions, in The Netherlands and internationally. For both retail and business customers, we offer mobile services in The Netherlands, Germany, Belgium and other western European countries.

KPN was incorporated with two main subsidiaries: PTT Telecom B.V., offering telecommunication services, and PTT Post B.V., serving as the primary postal company in The Netherlands. In the period from incorporation until the listing of our shares on Euronext Amsterdam in June 1994, the State of The Netherlands was our sole shareholder. At the end of 2006, the State held no interest in our outstanding shares (2005: 7.76%).

The demerger of our mail, express and logistics business operations to TNT Post Group (TPG) was completed in 1998.

In November 1999, we transferred our mobile business to a separately incorporated subsidiary, KPN Mobile N.V. KPN Mobile issued new shares to NTT DoCoMo in August 2000, as a result of which NTT DoCoMo held a 15% interest in KPN Mobile. In connection with a financial restructuring of KPN Mobile in December 2002, NTT DoCoMo elected not to exercise its anti-dilution rights, resulting in a decrease of its interest to 2.16%. In October 2005, we purchased NTT DoCoMo’s remaining interest in KPN Mobile N.V.

In the period from 2000 to 2002, we acquired E-Plus and BASE, mobile network operators in Germany and Belgium respectively. Following these acquisitions and the purchase of UMTS licenses, KPN initiated a refinancing program. The refinancing included share offerings in 2000 and 2001 and the sale of non-core assets.

On October 4, 2005 we acquired Telfort, a Dutch mobile network operator.

On March 24, 2006 we acquired Nozema, a Dutch broadcast services company.

In June 2006, iBasis, a global NASDAQ listed VoIP company, and KPN agreed to merge KPN’s international voice wholesale business into iBasis. iBasis will acquire KPN’s subsidiary Global Carrier Services and will receive USD 55 million in cash from KPN, while iBasis will issue approximately 40 million ordinary shares to KPN, representing a 51% interest in iBasis on a diluted basis. The transaction is subject to customary closing conditions, including regulatory approval and the approval of iBasis shareholders.

In September 2006 KPN reached agreement regarding the acquisition of Tiscali SpA’s Dutch operations for a consideration of EUR 255 million. KPN will take over the provision of services to 276,000 broadband and 126,000 dial-up Internet customers as well as take over Tiscali’s infrastructure in The Netherlands. The acquisition is subject to approval by the Dutch competition authority, NMa. The data presented in this Form 20-F do not reflect such acquisition.

For the financial impact of our recent major asset disposals, please refer to the section titled ‘Sale of activities and assets’, under ‘Other consolidated results of operations’.

Back to Contents    18

Back to Contents

Organizational structure

Fixed division

Our Fixed division consists of the segments Consumer, Business and Wholesale and Operations.

Mobile division

The Mobile division comprises our mobile activities in Germany, The Netherlands and Belgium.

Other activities

Other activities comprise the retail distribution channel (Primafoons and Business Centers) and KPN Sales. The results of our Corporate Center (support) are also included in Other Activities.

The overview below reflects our organizational structure as per December 31, 2006.

BOARD OF MANAGEMENT
CORPORATE CENTER/ SUPPORT
FIXED DIVISION
MOBILE DIVISION
OTHER ACTIVITIES
SEGMENT CONSUMER
SEGMENT BUSINESS
WHOLESALE AND OPERATIONS
• Voice Consumer
• Consumer Marketing & Sales
• KPN HotSpots
• KPN TV
• KPN Internet
• Voice Business
• Business Marketing
• Connectivity
• KPN EnterCom
• Costumer Interaction Services
• Integrated & Managed Solutions
• Wholesale, Services & Operations1)
• SNT
• E-Plus
• KPN Mobile The Netherlands (including Telfort)
• BASE
• Sympac
• KPN Sales (including External Distribution)2)
• KPN Retail2)
• KPN.com2)
• EuroWeb3)

1) As per January 1, 2006 Carrier Services and Operations Fixed Networks merged into Wholesale, Services & Operations

2) Distribution channel

3) In the process of being sold

Our main joint ventures include Esprit Telecom (formerly known as Zeus Telecom), Tetraned, Mobirail, Pluk and Nostalgienet. Schiphol Telematics has been dismantled during 2006.

New organizational structure 2007

KPN has embarked on a comprehensive program to achieve a structurally lower cost base. KPN is in the process of changing its organizational structure, which has become effective as from January 1, 2007. With a new organization along the segments Consumer and Business, we have changed from a product-oriented company to a service-oriented company. In the new structure, the distinction between Fixed and Mobile ceases to exist in The Netherlands. As of January 1, 2007, KPN in The Netherlands consists of:
• Consumer
• Business
• Wholesale & Operations
• IT Netherlands
• Corporate Center

The new organizational structure provides us with the opportunity for an integrated customer approach. We can offer integrated services, both as a multimedia company in the Consumer market (fixed, mobile, TV and Internet) and as a managed ICT company in the Business market. KPN is one of the first in the market with such an integrated approach. We expect this to contribute to further profitable market share and revenue growth.

The integration of our Fixed and Mobile divisions might have major implications for the way we report our financial results, which we are currently finalizing.

For more information, please refer to the section titled ‘Legal structure’, under ‘Additional information for shareholders’, elsewhere in this Annual Report.

Back to Contents    19

Back to Contents

Fixed division

KPN offers voice and data services through its fixed network in The Netherlands and data services in Western Europe. We are the leader in the traditional Dutch market segments, such as switched voice communication and leased data lines, and are actively growing our market share in the new IP-based services.

Revenue growth is a key challenge for the industry, in particular for KPN as an incumbent operator in a very competitive market. In today’s dynamic market, various competitors are trying to create new positions for themselves in areas such as VoIP and multiplay (combinations of voice, Internet, VoIP and television). These new services are generally rendered at lower tariffs and the revenues from these new growth areas do not entirely compensate for the decline of revenue in the traditional services.

In order to counter these developments, our strategy in the Dutch fixed-line market is threefold:

1.	attacking the market with new communication, information and entertainment services (and migrating our network to complete IP in the next 4 years to enable us to deliver them), aimed at establishing leading positions that deliver attractive long-term financial returns;
2.	defending traditional services to maintain our leading market share in declining markets, including leveraging our scale advantage through wholesale offers; and
3.	exploiting our leadership of both traditional and new services markets in order to achieve a cost structure that is unrivaled by our competitors and which will represent a significant sustainable competitive advantage.

To fulfill our ambitions, the Fixed division is improving its position in the broadband market through intensive subscriber acquisition programs and by developing new, attractive, customer-focused broadband communication services (like ADSL, VoIP, IP-VPN, and Digital TV), as well as by offering improved bundled packages and services.

Throughout this report we will describe our business and financial analysis consistent with our organizational structure as per December 31, 2006, and all comparable figures are aligned with this structure.

Segment Consumer

Dutch Dynamics

More rapidly than other European countries the Dutch communication market is moving towards broadband-centric customers wanting to enjoy the advantages of ‘digital communications’ such as low cost calling, flat-rate pricing and digital entertainment. Dutch consumers are rapidly adopting new technologies. Impressive are the extremely high broadband penetration rate (increased from approximately 58% in December 2005 to approximately 69% in December 2006 1)) and the rapid adoption of VoIP (VoIP penetration rate increased from approximately 9% in December 2005 to approximately 28% in December 2006 2)). In addition, the take-up of digital TV accelerated over the year; by December 2006 approximately 2.1 million Dutch homes have digital TV services.

An additional dimension to our home market is the cable penetration, an exception in Europe. Almost all Dutch homes are connected to cable, offered by regional operating cable operators. In 2006, three major operators, Multikabel, Essent Kabelcom and Casema, agreed to merge. The merged group will have a combined customer base of approximately 4.9 million at the end of 2006, representing more than half of the total cable footprint in the country. As a provider of broadband services this ‘new’ cable company already sold approximately 1 million broadband lines.

At the same time, several municipalities started Fiber-to-the-Home (FttH) projects, of which Amsterdam’s Citynet is one of the biggest. In addition private FttH initiatives colored the Dutch access market in 2006.

In 2006 we launched several trials of VDSL-2, as a cornerstone of our foreseen All-IP network. Our All-IP plans include reducing the number of telephone exchange buildings (Central Offices) from 1,350 to 200, rolling out fiber to 28,000 street cabinets and deploying VDSL2 or fiber in the last mile. We believe that All-IP will lead to better and more services, lower costs, and continuing investment in innovative technologies by us and by competitors.

Meanwhile international Internet players such as Google and Microsoft continue to offer similar services as we are offering in The Netherlands. We believe that our home market is one of the most competitive markets in Europe.

In this dynamic market setting we are proud to state that we have strengthened our position as the leading provider of voice and broadband services and that we continue to be a fast growing provider of digital TV. Our market share in traditional voice increased to more than 65% in 2006. Our share in VoIP gross additions steadily increased during the course of 2006, exceeding 40% in the second half of 2006. As a result, we proved to be the fastest growing VoIP player in 2006. In the broadband market we grew more than all cable companies combined, as reflected in our fast growing retail market share, which increased from 36% in 2005 to approximately 41% in 2006. And last but not least, with our KPN TV offerings we created a solid platform in the cable-dominated TV market. By doing so, we are prepared in time for the increasingly integrated telephony, Internet and television markets.

Competition heats up

The most profound change taking place in the consumer segment today is the recognition that the Internet (and other technological developments that rely on IP) is providing highly functional, new and efficient ways to transmit all forms of

1)	Broadband penetration rate is defined as the number of broadband connections as a % of households.
2)	VoIP penetration rate defined as the number of VoIP connections (excluding peer-to-peer and 2nd line VoIP) as a % of broadband lines.

Back to Contents    20

telecommunications, from voice to video. The shift to IP removes barriers to entry and allows us and competitors to offer voice, television and Internet on a single IP platform. This promotes multiplay offerings from just one broadband connection, forcing the customer to choose between either a (KPN-based) DSL solution or a package from a cable operator.

With the availability of broadband in The Netherlands more widespread than anywhere else in Europe, it is attractive for both us and competitors to market the advantages of VoIP over traditional voice telephony and digital TV over analog television. An increasing number of competitors focus these days especially on gaining market share apart from focussing on revenue and profit-diminishing risks. As a consequence, during 2006 the migration to VoIP and digital TV accelerated.

In this highly competitive climate our fixed line operations experienced pressure on various levels. In the consumer segment we successfully relied on our marketing strength to gain (broadband) subscribers and (broadband) market share. We are also continuing implementing our plan to acquire additional ISPs. The most notable transaction has been the announced acquisition of Tiscali’s Dutch subsidiary. This acquisition is still subject to regulatory approval by the Dutch competition authority (NMa).

However, we continue to face significant challenges from cable VoIP and product bundles. Telephone line loss in our segment increased considerably. We intensified our marketing efforts in selling our VoIP solutions (InternetPlusBellen and Slim), resulting in a fast rising share in VoIP adds. We are satisfied with this result, taking into account that in 2006 all relevant cable operators were offering VoIP solutions.

Digital TV use accelerated in 2006, partly due to our new KPN TV offerings. We acquired Nozema, through which we were able to extend our DVB-T network to almost all Dutch regions. National in-house coverage will be completed in 2007. With ‘Digitenne’ we successfully made inroads in the Dutch TV market.

implementing our strategy

Given the market environment, in 2006 we reinforced our ‘attack-defend-exploit’ strategy. We attacked on broadband by acquiring ISP market share, we were aggressive on VoIP to counter line loss and we delivered consistent growth in digital TV. Our multi-branding and multi-channel strategy helped us to support our business. We successfully exploited the revenue potential of our customers by using database driven quantitative marketing techniques (known as Customer Lifecycle Management). As a result, we are now able to market a diverse portfolio providing attractive bundles and value added services under our multiple brands and reducing our network related cost-base.

Attacking the market for new communications, information and entertainment services aimed at establishing leading positions that deliver attractive long-term financial returns (attacking the market for broadband, TV and new IP-based services).

In 2006, we took full advantage of the VoIP opportunity. Our InternetPlusBellen proposition, one bundle for VoIP and broadband Internet with attractive flat fee calling add-ons, conquered the market. Our multi-brand and multi-distribution approach contributed to this market success. All our prominent brands (besides KPN also Planet, Het Net and XS4ALL) were used for different market segments. Under the brand Slim we marketed VoIP as a no-frills, voice-only product especially aimed at cable TV customers with a high churn risk.

With the acquisition of 99 thousand broadband customers from two ISPs (Speedlinq and Demon), we remain committed to continuing selective acquisitions to enhance our strategic position. As a result of these acquisitions and autonomous growth, our retail market share increased from 36.1% as of December 31, 2005 to approximately 40.9% of December 31, 2006.

Using our brands Planet and Het Net, we intensified during 2006 our marketing activities for naked ADSL. We mainly used this product line as a powerful customer retention tool. We have further extended the range of options on offer to Internet customers. We moved away from offering just bandwidth by adding services that bring us closer to our customers. Examples are the extending functionality of our WiFi service HotSpots, our music downloading service MusicStream and our in-home maintenance service ‘ServiceThuis’.

Another important element in our strategy is to move into consumer applications. A first milestone we reached in 2006 is our participation in ‘Klasse TV’. In this TV portal for primary schools a variety of media content is delivered which can be easily integrated in regular school material. In addition to revenues derived from schools themselves, we expect revenues from spin-off effects to teachers and parents. We also foresee additional revenue opportunities when the reach of this e-learning initiative extends to other education institutions, to other applications such as e-gaming (‘learning by gaming’) and when advertising models will be introduced.

The introduction of KPN TV services in October 2004 (from October 2006 branded as ‘Digitenne by KPN’) forms part of our multiplay strategy to create a level playing field against cable operators and to offer our customers a combination of TV, Internet and voice services. ‘Digitenne by KPN’ is a value for money proposition, offering 23 TV channels and 17 radio channels for only EUR 7.95 per month in 2006. Selling points are a plug & play technology, a personal recorder with hard disk offering TV entertainment whenever you want, and outdoor and car watching possibilities. As of December 31, 2006, we had approximately 265,000 KPN TV subscribers. In only two years we have reached a market share on digital TV of almost 12% (in 2005: 3%). Strategically important is that ‘Digitenne by KPN’ brings additional value to KPN by reducing customer churn in our Voice and Internet business lines.

Back to Contents    21

In September 2006 we announced a distribution agreement with Tele2 to expand offerings from both parties for digital TV. The agreement allows us to expand our offering to Digitenne and Mine customers with Tele2’s Dutch premier league football channels. We consider this as an excellent supplement to the PSV, Ajax and Feyenoord football club channels we introduced earlier in 2006.

In addition to our ‘Digitenne by KPN’ service, we intensified our efforts to complete our interactive TV offer ‘Mine’, our second brand in the TV market. Providing choice in TV channels, video-on-demand and unique content we want to reach a competitive positioning for this new IPTV product. A limited customer-friendly trial started in the second half of 2006. A full commercial launch is now planned for the first quarter of 2007.

MediaMall is another example of how we are developing new business areas. MediaMall provides a revolutionary, interactive television experience by offering the customer the possibility to start his own television channel. Anyone can take part, irrespective of whether it is an individual, a club or a content provider. All can actively contribute and create programs themselves, reporting on sports, hobbies or other (local) topics resulting in personalized television. Branded as ‘MediaMall’, pilots for this personal TV service are now underway in Sittard, Geleen and Roermond, towns in the southern part of The Netherlands.

Defending traditional services to maintain our leading share in declining markets (defending our leading market share in the traditional voice market).

In 2006, we noticed an accelerating shift in communications consumption patterns away from conventional telephony towards VoIP. This evolution was driven by a number of factors, most importantly the greater overall consumer awareness of VoIP.

In 2005 we launched an innovative mobile-like handset program, called ‘Telefoon met Belminuten’. With modern designs and equipped with functions and navigation menus familiar from mobile handsets, this new line of DECT handsets converts the old fixed-line telephone into a terminal with a color display, icon-based menus, a wide range of ring tones and text messaging. We combine these phones with minute bundles for a monthly fee with a three year contract. Due to this business model churn reduced significantly in 2006, while fixed-to-mobile calling proved to be a main driver of ARPU increase. At December 31, 2006, our base of bundled DECT handsets grew to almost 250,000.

During 2006 we introduced new flat fee bundles for fixed-to-mobile and international calling, expanding our regular BelPlus packages that capture the opportunities of the new regulatory framework. At December 31, 2006, approximately 29% of our telephony customers subscribed to one of these packages.

An accelerating decline in traffic minutes and PSTN/ISDN connection lines marked our 2006 results. This negative trend reflects in particular technological and behavioural changes that drive customers away from traditional telephony services towards IP-based communication solutions. In one year we lost more than 1 million PSTN and ISDN connections. On the other hand, the turnaround in market share development, becoming visible in 2005, continued. KPN’s market share in traditional minutes was in 2006 approximately 3.5% higher than in 2005. This trend towards higher voice market shares reflects our policy that the market for fixed telephony remains fundamental for us in terms of customers, revenues and profits. In 2006, we made a number of enhancements in our fixed telephony portfolio such as:

• ‘BelVrij’, ‘BelNaarMobiel’ and ‘BelBuitenland’ minutes packages; and
• continuously adding new lines of DECT phones to our innovative handset portfolio.

We intend to simplify our telephony offerings in the course of 2007.

Products, Tariffs, Competition and Distribution

The Consumer segment primarily generates revenues from our Voice business line (including VoIP), our Internet business line and from our TV/Media business. Our products and services can be grouped in products and services relating to access, traffic, equipment, supplementary services and digital TV.

We are continuously expanding the range and functionality of our supplementary services and equipment portfolio. We are now offering cordless handsets with voice bundles, as well as WiFi (HotSpot) services and Shoobidoo services (video uploading service). MusicStream (our music downloading service), ServiceThuis (subscription for at home maintenance of Internet equipment) and PC Veilig (Internet security package) are other examples of KPN initiatives to enhance the digital services for our customers.

Voice and VoIP

Access

KPN offers fixed-line telephony access services through analog (PSTN) and digital lines (ISDN). Each PSTN line provides a single telecommunication channel, whereas ISDN access lines offers either one or two channels. Using ISDN, a single line can be used for a number of purposes at the same time, including voice, data, Internet and fax.

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

Back to Contents    22

increasingly from VoIP solutions. As of December 31, 2006, approximately 18% of Dutch households have only mobile phones (compared to 16% as of December 31, 2005). Broadband penetration (the number of households with a broadband connection) increased significantly, from approximately 58% in 2005 to approximately 69% in 2006. These high broadband penetration rates make it attractive for cable operators and alternative DSL providers to introduce a low-priced VoIP service to compete with us. Most of these VoIP lines have replaced a PSTN or ISDN connection from KPN.

Under the name ‘InternetPlusBellen’ we introduced our own VoIP product in 2005. After an initial limited rollout to reach the necessary quality standard, we began a full commercial rollout in 2006 of VoIP, using our multibrands. Very successful was the launch of ‘Surfen en Bellen’, our VoIP offer from ‘Het Net’. We also launched a new brand, Slim, by which we especially focus on churn-sensitive cable TV customers.

At the end of 2006, more than approximately 1.4 million households were using VoIP products, and many of them had disconnected their traditional phone line. With a market share of approximately 49%, the cable operators provide most of these VoIP lines. In the second half of 2006 our market share in net VoIP adds increased to more than 40%, resulting in a fast rising market share from approximately 3% in December 2005 to approximately 36% in December 2006. This market share corresponds to approximately 0.5 million KPN VoIP customers which makes us the largest VoIP operator in The Netherlands.

Overall, the number of PSTN and ISDN lines declined sharply during 2006. As of December 31, 2006, we supplied approximately 3.9 million PSTN and ISDN connections to residential customers (compared to 5.0 million as of December 31, 2005).

As stated above, we believe that our home market is one of the most competitive telecommunication markets in Europe. Carrier Pre Select (CPS) operators always had a significant presence in The Netherlands. Due to the advance of broadband and VoIP, infrastructure ownership has become more important for competitors to maintain strong and profitable customer relationships. Combined with our more aggressive marketing approach, this has lead to a gradual decline in importance of CPS. This was reflected in an increase of our traditional voice market share from approximately 65% as per December 31, 2005 to a market share between 65% - 70% per December 31, 2006.

Cable operators - positioning themselves as an alternative to KPN - increased their efforts to cash in on their broadband-enabled networks in 2006. During the year they focused their activities on rolling out VoIP and on intensifying their marketing efforts on digital TV as a cornerstone of their strategy to increase market share.

Voice traffic

In the voice market, we offer services in different segments:

1.	local telephony traffic: call minutes from calls within a call area or to an adjacent area;
2.	national long-distance traffic: call minutes from calls between customers in different local call areas in The Netherlands;
3.	fixed-to-mobile traffic: call minutes from one of our fixed lines to a mobile telephone; and
4.	outbound international traffic: call minutes from international calls by direct dialing.

In order to maintain our market share, we increasingly focus on providing more value to our voice customers through an extended range of voice bundle discount packages. In addition, we combined the benefits of our portfolio of flat fee packages with the advanced capabilities of the new DECT handsets.

Since its introduction in the second quarter of 2003, approximately 1.1 million consumers have opted for one of our minute packages, representing a penetration rate of approximately 29% of our total residential telephony customer base. Since their introduction in 2005 approximately 250,000 bundled handset packages (‘Telefoon met Belminuten’) have been sold.

Through these activities in the traditional voice market, we have been able to increase our market share in traditional voice calls for the second successive year. At the end of 2006, our market shares were: between 70% - 75% (for local calls), approximately 65% (national), approximately 70% (fixed-to-mobile) and between 40% - 45% (international - excluding international traffic from telephone cards).

Tariffs voice

Our tariffs for fixed-line voice telephony services are subject to regulatory approval, except for international voice services. Under the regulatory framework applicable to the Dutch telecommunication sector, these tariffs will continue to be subject to regulation for as long as the Dutch regulator designates us as having significant market power. During 2006, our traffic tariffs remained unchanged.

The level of monthly subscription fees is higher for ISDN access lines than for standard PSTN access lines. During 2006, our subscription fees for PSTN and ISDN lines remained unchanged.

Internet

In The Netherlands, approximately 80% of the households have Internet access, while penetration of broadband is one of the highest in the world. As a consequence of this high broadband penetration, dial-up Internet services rapidly decreased in significance. Many providers operate in this mature broadband market, including cable operators, alternative DSL operators and other service providers.

As part of our strategy to increase our broadband market share, the aggressive rollout of InternetPlusBellen, our bundle for VoIP and ADSL, was very important. A large part of the InternetPlusBellen contracts are for either new KPN customers or KPN customers that did not yet have an ADSL connection.

Back to Contents    23

Equally important as part of this strategy are executing smart acquisitions. In 2006 we acquired Speedlinq and Demon.

The total number of KPN ADSL connections increased by 23%, from 1.7 million at the end of 2005 to more than 2.1 million ADSL lines at the end of 2006, representing 43% of the total broadband market in The Netherlands (including broadband offered by cable operators).

We offer customers broadband access through our KPN Internet organization. ‘Direct ADSL’ (which offers a direct ADSL connection without using an ISP), Planet, Het Net and XS4ALL are the brands under which we sell our range of broadband products. Our ISPs plus Direct ADSL increased their number of broadband subscribers from 1,485,000 as of December 31, 2005 to 2,044,000 as of December 31, 2006.

Subscribers using ADSL by KPN receive additional savings on premium services (such as “Service at home” and PC-safety) and have access to specific broadband services. Subscriptions at (introductory) discounts are offered in order to gain market share. During 2006, we increased the ADSL transmission rate, while keeping prices stable in order to attract new customers. Competition in the ISP market remains strong. Our main competitors in the ISP market are cable operators (such as @home and Chello) and DSL operators (such as Tele2 and Orange).

We are building on our existing customer base and on the strength of our brand names in The Netherlands. We charge our ADSL Internet customers monthly subscription fees that are comprised of two parts: the ISP charges the customer the fee for Internet use, while the use of the infrastructure is charged directly to the customer. Additional services are charged per service through the ISP. All customers of our ISPs pay a monthly subscription fee.

Apart from broadband ADSL services, we offer narrowband Internet dial-up services: Internet dial-up both to customers of our own ISPs as well as to customers of third party ISPs (via so-called 0676 numbers). As a result of the migration of dial-up customers to broadband offerings, our Internet dial-up access minutes are rapidly decreasing.

Internet traffic

We offer Internet dial-up minutes to our own and other ISPs. Due to the increasing penetration of broadband and the migration of dial-up customers to broadband, our Internet dial-up customers (338,000 as of December 31, 2006 compared to 564,000 as of December 31, 2005) and minutes (1.1 billion minutes as of December 31, 2006 compared to 2.6 billion minutes as of December 31, 2005) continued to decrease rapidly during 2006.

Tariffs Internet

Given technological developments and competition, which result in pressure on ADSL subscription fees, we are offering higher transmission speeds while maintaining our ADSL tariffs. The highly competitive environment, however, is forcing us to discount our modem prices and to offer (partly) free installation.

Tariffs for dial-up subscriptions and connection fees remained unchanged in 2006.

Digital TV

We have offered wireless digital broadcast TV and radio (based on DVB-T) since October 18, 2004, as part of our multiplay strategy to become an all-round provider of voice, broadband Internet and TV services. We were one of the first telecom operators to venture into the TV market. At the end of 2006, ‘Digitenne by KPN’ could be received in the main metropolitan areas in which approximately 3 million (or approximately 45%) of the Dutch households reside. National in-house coverage will be completed in 2007.

The offering is comparable to standard cable, but at lower subscription prices per month (multiplay price) and lower set-top box prices. Our additional football package is offered for an additional price per month.

During 2006, we experienced an increasing market growth for digital TV, due to our own efforts and as a result of marketing actions from cable operators.

As of December 31, 2006, we had approximately 265,000 KPN TV subscribers, of which the majority chose packages in combination with Voice and ADSL.

Our Brands and Marketing

For the consumer market the main objectives are the alignment of products, market concepts and brands to a number of homogeneous market groups. For each of these groups we have put tailored multiplay packages aimed at increasing overall customer satisfaction. As a consequence, we put less emphasis on nationwide promotion campaigns on TV and concentrate more on regional and personal marketing.

Our products and services are sold under various brands. We aim to reach specific customer groups with segmented brands. Our Enhanced Customer Lifecycle Management tools support this approach.

We have a number of so-called value brands. ‘Het Net’ is positioned as a ‘no frills, no nonsense Internet’ brand. ‘Digitenne by KPN’ is our brand for Digital TV at low costs. Both ‘Het Net’ and ‘Digitenne by KPN’ focus on price sensitive customers. And in 2006 we introduced ‘Slim’, our no-frills voice-only brand especially aimed on cable TV and mobile only customers.

We also support a number of so-called premium brands. The KPN brand is our primary brand and intends to convey reliability and high quality. ‘XS4ALL’ stands for top quality and innovative Internet. Our brand ‘Planet’ refers to Internet, content and market leadership. Our new ‘Mine’ brand is used as a symbol for premium interactive television.

We believe consumers broadly consider our brands to represent reliable and competitively priced services. ‘XS4ALL’ has repeatedly been named in independent tests as the preferred

Back to Contents    24

brand for its reliability and high-service quality. Our other brands are scoring in the top range of these polls as well.

As a multi-channel approach is important, we continuously focus on widespread distribution and an excellent level of service. Different store outlet chains support our marketing philosophy with ‘Primafoon’ as our main stream outlet and ‘Hi’ retail stores aimed at the youth market. During 2006 we have started several trials with new distribution concepts, extending our experience in the multimedia business.

With this policy, we anticipated the more individual approach the market is increasingly requiring from us. This has contributed to the developments reported above: attack with VoIP, continuous increase of market share in the traditional voice market, continued strong growth of ADSL sales and the successful extension of Digitenne by KPN.

SEGMENT BUSINESS

Implementing our STRATEGY

Competition in the Dutch business market remains fierce. Major demographic trends force businesses to innovate processes, services and business models. Fast, secure access to information is becoming increasingly important. ICT is vital in this process. New communication services are IP-based and access to data is possible through various kinds of hardware devices. This enables companies to develop more efficient working practices. Employees can access information through various devices, at any place and any time. Communication with and between machines provides additional information sources and reduces human intervention.

While using ICT becomes easier, the management of it is getting increasingly complex. This results in steadily growing demand for end-to-end managed ICT services, as well as an ongoing demand for unmanaged services.

In the traditional telecom market, our main competitors are national and international telecommunication providers as well as cable companies. Price competition continues, since basic telecom services have become commodity services.

Global software and Internet players (e.g. Microsoft, Google, eBay) integrate (free) communication services into their offer, which leads to additional competitive pressure in the small and medium enterprises market.

In the large enterprise market, we face competition from international companies offering managed ICT services (e.g. system integrators), as well as from niche players in specific (vertical) market segments. The integration of IT and telecommunications in many cases motivates (large) companies to buy IT and telecommunications services from a single provider. It is therefore important to be able to provide customers with the services they require, both managed and unmanaged, in order to remain as their (primary) business partner.

Attacking the market for new communications, information and entertainment services aimed at establishing leading positions that deliver attractive long-term financial returns

KPN’s strategy in the business market is aimed at grasping the opportunity to shift from decreasing traditional communication services towards services in the larger and growing market for end-to-end ICT Services. We are the preferred supplier for IP-VPN, Ethernet VPN (E-VPN), IP-PBX, DSL Access services and POTS (traditional telephony services) in The Netherlands. This is an excellent basis for our ambition to establish a leading position in the markets for communication, information and business media services, delivering attractive long-term financial returns.

Applications online

In 2006, KPN introduced a range of online application services for small and medium enterprises. Applications online enable companies to access software and content via Internet. The applications are hosted in KPN cyber centres, safe and secure, relieving companies from the installation and management of applications on servers on their premises. Employees can log on to the applications from any location through for example a PDA, a private PC or a laptop, enabling them to work anytime, anyplace. KPN’s strategy is to continuously expand the application portfolio, which currently consists of Exact Online, Exchange Online, Back-up online, CRM Online and Werkplek Online.

Contact centre solutions

In July 2006, KPN acquired NewTel Essence, a Dutch company specialised in the provision of IT solutions, including contact centre solutions and customer relationship management. NewTel Essence has 110 employees and generated a turnover of EUR 25 million in 2005. The acquisition is in line with KPN’s stated aim of strengthening its position in fast-growing new communication markets. KPN Contact Centre Solutions enables companies to improve their customer facing processes, resulting in higher customer satisfaction and loyalty, by integrating mail, web, phone and messaging communication streams.

Public sector solutions

In October 2006, KPN acquired 100% of the shares of Gemnet. Gemnet offers a range of ICT services to municipalities, waterboards and provinces in The Netherlands. The vast majority of Dutch municipalities have a Gemnet connection to access crucial government registers, most importantly the GBA (Municipal Register for their citizens or ‘Gemeentelijke Basis Administratie’). This acquisition is a stepping stone for KPN to strengthen our position as a provider of managed ICT services in the public sector.

Narrowcasting

In 2006, KPN acquired three innovative and successful organizations in the field of Narrowcasting: NN Solutions, QBIX and eYe-display offering end-to-end narrowcasting services, including content exploitation.

Back to Contents    25

It is increasingly difficult to reach consumers through traditional (mass) media. According to research carried out by the Dutch Association of Advertisers, retail outlets will play an increasingly important role in interactions between manufacturers and consumers. On average 75% of decisions to buy are made at the actual place of purchase. Narrowcasting – marketing to targeted groups using television screens placed in retail outlets – offers companies the ideal solution. Companies can inform, influence, and entertain specific targeted groups while they are making their decision whether or not to buy. Companies and organizations can use this innovative form of communication in their internal and external communications and it also works to strengthen the brand name and the feeling for the product.

In 2006 KPN formed a strategic partnership (joint venture) with Heineken in ON B.V. ON is a narrowcasting platform targeting the Dutch entertainment audience. ON provides the leisure industry with LCD-screens including the transportation of high-quality video (moodfilms, clips, live concerts etc.) over a broadband connection. This partnership is in line with KPN’s ambition to be the market leader for narrowcasting total solutions and to become a multimedia company.

After a successful joint pilot project during the first half of 2006 testing internet and narrowcasting in moving trains, KPN and NS (Dutch Railways) agreed upon a partnership for the roll-out and exploitation of connectivity to moving trains, WiFi HotSpots and Narrowcasting in trains. The narrowcasting services are expected to grow to a gross reach of 240 million travellers per year.

Radio Frequency Identification (‘RFID’)

KPN signed a contract to provide narrowcasting and RFID services to Dutch Water Dreams, the new Olympic based wild watercourse in The Netherlands (Zoetermeer). Visitors can watch the adventures of other visitors live on narrowcasting screens, along with commercial messages and other content. The experience of each participant is audiovisually recorded, using RFID to keep track of individual participants.

Healthcare solutions

In March 2006, KPN introduced ‘ZorgConnect’, a nationwide highly secure fiber optic network for the health care sector, providing hospitals with access to and sharing of relevant information to improve their efficiency and effectiveness.

KPN acquired E-Zorg, a company which offers sector specific applications, with high value for general practitioners, pharmacists and hospitals, based on a secure, reliable communications platform between organizations in the health care sector. We have connected this E-Zorg network with KPN’s ZorgConnect network, thereby creating a national communications platform for the health care sector.

KPN has acquired from Siemens Nederland part of their activities in the field of Large Enterprise Sales and Service Corporate Networks (Enterprise Networks). Enterprise Networks supplies, implements and maintains corporate communication systems for the large enterprise (‘LE’) market. The strong position Enterprise Networks holds in the LE-market fits well with KPN’s ambition to offer integrated solutions for (IP) communication. The focus of Enterprise Networks on the healthcare sector is in line with earlier initiatives in health care, such as E-Zorg and ‘Zorg op Afstand’.

The combination of the acquisitions of NewTel Essence, CSS Telecom and Enterprise Networks, further strengthens KPN’s position in the field of business communication solutions.

Epacity is KPN’s brand name for IP-VPN services. Epacity is a value added business package for multi-site companies in The Netherlands. It integrates IP-VPN functionality (such as any-to-any IP-based connectivity, quality of service, security), several access options (such as ADSL, SDSL, Leased Lines, Ethernet) and managed customer premises routers into a single business offer. Epacity IP-VPN is still growing above expectations, with most of the growth coming from existing customers. The number of customers that have KPN manage their routers as a value added service to Epacity IP-VPN also continues to grow. As a result KPN is able to expand its existing customer relationships leading to higher revenues per customer. We believe that we are the preferred supplier for IP-VPN services in The Netherlands, providing us with an excellent basis to sell services and applications that are based on IP-VPN to our customers.

The demand for dedicated high bandwidth solutions is moving from the higher SDH bandwidth ranges (34, 155Mb) towards the Gigabit range and beyond. These private line solutions are especially used in LAN and Storage Area Networks (SAN’s) that require high resilience, security, guarantee relay and dedication. Sarbanes-Oxley, EU storage requirements in regard to telephony and Internet traffic and local data storage for municipalities and other legislative initiatives are helping to increase the demand for more bandwidth and highly secured storage. With these (backbone) services, in combination with KPN’s highly secured Cyber Centers and network services like Epacity and E-VPN, KPN can offer customers integrated network solutions.

Private Lines are offered with a wide range of interfaces for all major storage systems (such as Gigabit Ethernet, Escon (IBM) and Fiberchannel) and providers.

International activities

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

Defending traditional services to maintain our leading share in declining markets.

Back to Contents    26

The business market aims to defend market shares in its hyper-competitive traditional markets. Our proven traditional services are a vital part of the solution for current communication needs of our customers. They are also the stepping stone for migration to IP. We defend our market share by improving customer focus throughout the organization and cross and upselling new and existing services to our existing customers. The combination of telephony, internet, mobile and content services provides excellent opportunities to exploit our reputation as a reliable and innovative partner for telecommunication services.

Discussions with our customers are leading to the creation of tailor-made packages and an agreement upon optimal migration timing. This approach has reduced churn for traditional services.

KPN will continue to introduce new services that will both increase customer satisfaction and exploit traditional voice. Packages will be designed that attract specific target groups. Packages that will not meet the planned penetration will be phased-out immediately to sustain operational excellence.

This portfolio management process, in addition to other critical business processes, will be further improved and accelerated. KPN plans for a re-branding and remodeling of its traditional voice portfolio to further align it with customer needs. Additional online services such as rate plan advisory service and migration will be created to fulfill customer satisfaction. Since January 1, 2006, OPTA regulation has been more favorable to KPN. Free competition on international telephony has been established and KPN has been given more room to maneuver on national telephony. New packages and discount offerings have been developed (e.g. ‘Zakelijk Belvrij’, Worldline XL remodeled, Corporate Voice National, Corporate Voice International, ‘Zakelijk InternetPlusBellen’), giving KPN an opportunity to stabilize market share decline or even increase market share.

We further reduce churn by building customer-focused program teams for our largest accounts. This results in improved responsiveness to customer demands, for both new and existing customers. Where relevant we advise and help our customers to migrate from traditional to new technologies to better support their business processes and reduce the total cost of ownership.

A strategic partnership with MKB-Nederland (an organization representing the interests of Small and Medium Enterprises) should further stimulate ICT within the SME market segment. Through several activities, including an Internet site (www.mkbenict.nl) and specific events, companies are informed about the way ICT could assist them in seizing commercial opportunities.

We continue to expect a further decrease in the number of leased lines. Since leased lines have a high penetration in the business market, migration to IP-VPN type connectivity will negatively affect the number of leased lines. Competition on the 2 MB market for leased lines and alternatives remains severe.

Products, Tariffs, Competition and Distribution

The Business segment primarily generates revenues from our Voice business line, our Data business line, (international) Managed Services, our Equipment (solutions) business line and Customer Interaction Solutions.

We offer telecommunication solutions for the large, small and medium markets through a variety of sales and distribution channels. The small and medium market is serviced by KPN Personal Sales (approximately 1,200 sales employees), KPN Sales stores (KPN Business Centers), Value Added Resellers, call centers (in- and outbound) and online sales via KPN.com.

Large corporate customers are serviced by dedicated (strategic) account management, supported by consultants offering integrated solutions. We have improved our distribution capabilities for this market by differentiating our sales approach and implementing multi‑channel initiatives in alignment with the customer profile and value.

Voice Services

Products

KPN offers fixed-line telephony access services through analog (PSTN) and digital lines (ISDN) and new fixed-line telephony through Voice over IP (VoIP).

The revenues from traditional access services consist principally of subscription fees charged bi-monthly to our customers. Total net sales from connections, for which we charge a one-off connection fee and subscriptions, depend on the number of new connections and customer lines, the mix of the customer base (fees for digital lines are higher than for analog lines) and fees charged for our services.

In 2006, KPN has started to offer various VoIP services in the business market, including
•	‘Zakelijk InternetPlusBellen’ (Voice over IP-solution for the small and medium enterprise market); and
•	VoIP Connect (Voice over IP-solution for large enterprises).

KPN offers national and international calls. The revenues from these traditional traffic services consist of minute-based fees charged bi-monthly. The minute-based fees range from our standard BelBasis offering to discount packages such as: ‘BelZakelijk’ (prepaid call allowances with reduced tariffs), ‘Zakelijk Belvrij’ (flat fee package on national telephony), Wordline XL (a volume based discount arrangement) and Corporate Voice National (a volume-based discount arrangement for our corporate clients). As from January 1, 2006 international calls are no longer subject to OPTA regulation. In the beginning of 2006 we introduced special discount offerings for our medium sized business clients (Business Voice International) and corporate clients (Corporate Voice International).

Back to Contents    27

Tariffs

Our tariffs for fixed-line national voice telephony services are subject to regulatory approval. Under the regulatory framework that applies to the Dutch telecommunication sector, these tariffs will continue to be subject to regulation for as long as the Dutch regulator designates us as having significant market power. The level of monthly subscription fees for ISDN access lines is higher than for standard PSTN access lines.

Our VoIP tariffs are also subject to OPTA regulation. The tariffs components of ‘Zakelijk InternetPlusBellen’ consists of a DSL subscription and voice subscription fee. International and fixed-to-mobile calls are charged per minute and are equal to the traffic fees of the consumer proposition ‘InternetPlusBellen’. Our VoIP Connect offering is based on a license fee per user combined with an IP solution of the customer. Traffic fees are charged per minute.

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

In the small business market we experience heavy access competition from cable operators, which are now offering VoIP solutions bundled with broadband Internet. Increasing broadband penetration in the business market enables competitors to offer more business services at lower costs, e.g. electronic payments, and poses a high risk for our traditional voice access services.

In the traditional voice access market we are the largest provider, but experience continuing competitive pressure from direct access and Carrier Select and Carrier Pre Select competition. Our main competitors are Tele2/Versatel, BT Ignite, Verizon, TTG, Colt, Essent and Priority.

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

National data services

KPN offers an extensive portfolio of data services ranging from Traditional Transmission Services such as Leased lines and broadband services to Network Services such as IP-VPN, Ethernet VPN services and Internet Access Services. KPN is the leading provider of Internet Access Services in The Netherlands. Both xDSL (e.g. ADSL, SDSL) access technology and optical fiber access technology are supported. These services are targeted at business Customers and at ISPs.

International data services

Through our KPN EuroRings network we provide international connectivity services in Europe. The international services also vary from Transmission Services such as international leased lines to Network Services such as IP-VPN and E-VPN-Services. Furthermore, for worldwide solutions we work with partners like SingTel, Telefónica and Sprint. This is complemented with substantial participations in various sea cables.

Integrated & Managed Solutions

KPN provides Managed Network Services, Managed IT Services and Mobile Data Solutions to customers who are outsourcing parts of their ICT-infrastructure and management to KPN. KPN aims to provide one seamless, end-to-end solution tailored to each customer’s specific ICT requirements.

Tariffs

The pricing of KPN’s data services, Internet access services and integrated & managed solutions is largely based on recurring monthly subscription fees. The pricing depends on the bandwidth, the quality level and the functionality provided. The pricing of leased lines also depends on the geographical distance. Some services have an additional volume-based pricing component. Customers are typically billed on a monthly basis. Data services are partly regulated. The service fees of regulated services are therefore based on prescribed cost-based calculations as stipulated by the Dutch telecommunication regulator, OPTA.

The price levels of data and Internet access services are declining. This is the result of a combination of intense competition, overcapacity of bandwidth and the migration from traditional services with higher prices to next generation services with lower prices.

Competition

We have many competitors in the data communications services market, such as BT Global Services, MCI, IBM, Colt, Essent, Enertel, Versatel, Global Switch, TNF Network Factory and BBNed. Our competitors invest in the construction of backbone infrastructures in The Netherlands and in local networks in large Dutch cities, comparable to our CityRings network. Local government fiber initiatives also increased the competitive pressure within The Netherlands and introduced new competitors.

Equipment, voice and data solutions (EnterCom)

Products

KPN designs, delivers, integrates and services voice and data communication solutions (such as PBX installations and Local Area Networks) and offers communication solutions for special events, call centers and dealing and trading. Anticipating Fixed and Mobile convergence, we offer combined solutions to meet

Back to Contents    28

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

In 2006, KPN acquired two companies, CSS Telecom and Siemens Enterprise Networks, in order to further strengthen our position in the field of enterprise communications in general and healthcare solutions in particular.

CSS Telecom provides advice on, supplies, implements and maintains business integrated communication solutions for spoken, visual and data communication. CSS Telecom targets small and medium businesses and has a special focus on the health care sector. The company has 191 employees. Their 2006 revenues amounted to EUR 33 million.

Siemens Enterprise Networks supplies, implements and maintains corporate communication systems for the Large Enterprise market. Annual turnover is approximately EUR 10 million. Enterprise Networks has 44 employees.

Tariffs

We believe we are able to offer competitive prices for our products, service contracts and other services due to our excellent supplier relations, extensive knowledge of communication solutions and the use of technology (such as service on line) for servicing the products.
By offering ongoing support and other services, revenues from equipment and voice and data solutions move increasingly from one-off revenues to recurring revenues (for example Managed Solutions ‘tariff per minute’ in a managed call center environment and Managed ICT solutions).

Competition

Our competitors are numerous and vary in size, depending on the product/service we sell in the ICT market space. Our main competitors are Imtech, Getronics and Dimension Data.
We maintain our leading position with high success rates and high customer satisfaction. Clients have chosen KPN increasingly for our end-to-end full service provisioning and Fixed and Mobile convergence as well as our innovative solutions.

Customer Interaction Services (CIS)

Products

The Business to Business (‘B2B’) portfolio of SNT combined with KPN’s already existing ‘interaction portfolio’ created the new Customer Interaction Services unit which is fully equipped for a new growing market of ‘interaction services’ between businesses and their customers. Through this business unit, KPN provides a wide range of corporate-voice-inbound and interaction services varying from conferencing services and 0800/0900 service numbers to new services like CRM software applications.

Tariffs

Under the new Telecommunications Act the 0800/0900 service numbers market prices have been deregulated in 2006. This development has improved our competitive position.

Competition

The competition for interaction services varies from operators (0800/0900) to software companies (CRM software) such as BT, Priority, Versatel and Colt. We believe the ability to offer a combination of traditional routing facilities and CRM applications gives KPN a competitive advantage. To exploit this competitive advantage, KPN has established a number of selected partnerships with companies like RightNow Technologies and Epiphany.

Our Brands and Marketing

For business customers in The Netherlands, KPN is the primary brand for both fixed telephony, Internet/broadband and data network services. KPN also owns Infonet Netherlands, which offers data networking services, as an exclusive distributor of Infonet Inc. in the Dutch Market. In 2006, KPN’s marketing further refocused from a product to a market orientation for both consumer and business customers. For Small and Medium Enterprises as well as Large Enterprises, our major goal has been to offer our customers a range of services and easy-to-use solutions based on their business needs. To meet this goal we often successfully play the role of ICT advisor. Advising the customer is also a part of the continuous improvement in our customer service and satisfaction. Examples of advising the customer are ‘ZekerWeten’ (a fixed-mobile campaign emphasizing our advisory capabilities based on innovative advisory tools), ‘Telecomscan’ (an online advisory tool for SMEs to identify the best possible communications mix, taking into account a company’s mobile and fixed telephony usage) and the Business Continuity Quick Scan, a tool which supports large enterprises to gain insight in the continuity of their business processes in case of a crisis.

We have both increased our sales of broadband (Office DSL), IP-VPN and E-VPN network solutions, nationally as well as internationally. During 2006 we continued offering managed services that optimize business processes and contribute to business continuity and ultimately cost savings. In the SME market KPN has strengthened its position with intensified marketing campaigns for KPN’s DSL offering and KPN’s new product line up.

Segment Wholesale and Operations

Within the Wholesale and Operations segment our main external activities are:
1. national wholesale and local-loop services;
2. international wholesale voice and wholesale data services; and
3. customer relations management activities.

Back to Contents    29

Implementing our strategy

In the wholesale market there is a growing demand for higher bandwidth and new broadband services, while revenues from traditional voice and switched internet services are decreasing. As a consequence of this shift we see increases in (external) wholesale volumes as Cable and ADSL operators are entering the retail voice market via Voice over IP. The transit volumes we handle for other operators tend to decrease in the future given that direct-interconnection initiatives are surfacing more and more. Internationally, there is a trend towards international consolidation and strategic alliances, as a consequence of which the downward pressure on tariffs increases, only partly offset by increasing volumes.

Attacking the market for new communications, information and entertainment services aimed at establishing leading positions that deliver attractive long-term financial returns

In our wholesale market we continue to search for new opportunities. In 2005 we introduced Wholesale ADSL. This service is a value-added service in addition to local loop unbundling, which enables ISPs and other operators to add ISP-specific value, such as e-mail services, spam- or virusfilters and firewalls, without the need to invest in the construction of their own DSL network. Interconnection services based on IP, white label VoIP Services and wholesale fiber to the home were developed in 2006 and will be commercially launched in 2007.

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

National Services

The national services we offer can be divided in national wholesale services and national local-loop services.

Within the national wholesale services we offer a comprehensive range of services that give other telecommunication companies access to our fixed telephony network. These services include:
•	terminating services: we offer terminating access to end users connected to our network, allowing customers from other operators to reach our customers;
•	voice-originating services: we offer Carrier (Pre)Select operators access to calls originating on our network and we offer customers of our network interconnection with so-called premium numbers (with prefixes of 0800 or 0900), pagers and virtual private networks;
•	Internet-originating services: we offer ISPs the possibility to bill their customers directly for their Internet traffic volume usage through the use of special dial-up numbers (with 0676 prefix); and
•	transit services: we offer other telecommunication operators the routing of incoming and outgoing national and international calls between other operators’ networks through our network.

The services are offered on the traditional switched network and VoIP platforms. Interconnection services based on IP and white labeled VoIP services were developed and tested in 2006 and will be commercially launched in 2007.

In 2006 traffic volumes decreased for originating and terminating voice services due to strong competition in the national voice market by competitors like Versatel/Tele 2, Verizon and BT for traditional switched voice traffic as well as for voice over IP. Also competition from cable operators with their VoIP offerings increased significantly over the course of 2006. In addition, fixed mobile substitution contributed to further decreases. As a result of the substitution from Internet dial-up access to broadband Internet access services, the volume of Internet-originating services declined substantially during 2006.

Due to the migration of the end customer from fixed to mobile and the growing market of voice over IP, the transit market is increasing. KPN faces continuing strong competition in this market from direct interconnection as well as competitors such as Orange and BT. Despite strong competition KPN has been successful in defending market share, resulting in increasing traffic volumes for transit voice services. The main driver behind this growth remains the continuing growth in mobile-to-mobile voice traffic.

Within the national local-loop services, we offer access services to ‘the last mile’ of our network. These services include:
1.	Main Distribution Frame (MDF) access: this service physically connects networks of other operators to the local loop network of KPN. With this service we offer operators direct access to homes and offices of their customers;
2.	MDF co-location: we offer other operators the possibility to install their equipment in or alongside KPN buildings, towers and masts to connect their systems and networks to our network. This service offers operators direct access to the local loop network of KPN;
3.	Wholesale Line Rental (WLR): KPN introduced on December 29, 2006 the service wholesale line rental which enables other operators to sell PSTN/ISDN connections. WLR is mainly for those operators who already offer Carrier (Pre)Select. Together with WLR they can offer subscription and traffic services to the end user;
4.	Subloop Distribution Frame (SDF) access: since the beginning
Back to Contents 30
of October 2006 SDF co-location and SDF line services have been available as part of the All-IP program.
5.	Wholesale broadband Access (WBA): consisting of bitstream access, wholesale ADSL and wholesale Fiber to the Homes. Bitstream offers operators and ISPs the possibility to develop individual DSL-based services. Wholesale ADSL is a value-added service on top of local loop unbundling, which enables ISPs and other operators to add ISP-specific value, without the need to invest in the construction of an own ADSL network. In 2007 wholesale Fiber to the Home will be introduced; and
6.	Interconnect Leased Lines services: we offer a unique connection between an end-user location and the transmission network of an operator.

The decrease in PSTN and ISDN connections continued in 2006. MDF access increased due to the introduction of end-user services like VoIP, Tele2compleet of Tele2 and Livebox of Wanadoo. Due to the developments in the broadband market, there was an increase in Wholesale ADSL for 2006.

International Services

The international wholesale services we offer can be divided into voice services and data services. Data services are primarily handled by Segment Business, for example KPN EuroRings. The international voice services transport international voice traffic originating outside and inside The Netherlands to any place in the world and includes:
1.	Premium Voice Services: offers worldwide access through KPN’s high quality voice network in Europe and our international access points in Hong Kong, Miami, New York and Singapore;
2.	Wholesale Voice Services: offers worldwide voice termination at competitive prices;
3.	Solutions for mobile operators: offers services for voice traffic and SMS-, MMS- and UMTS related services; and
4.	Solutions for ISPs: offers voice access services connecting VoIP traffic to switched networks internationally.

In 2006, volumes further increased in a growing market for international voice traffic. Our main competitors in this area are the major telecommunication companies.

Tariffs

Our national wholesale tariffs for fixed telephony and for wholesale unbundled local loop services are subject to regulatory approval. As a result of the market analysis performed in 2005 by the Dutch telecom regulator OPTA, our transit services have been subject to regulation since January 1, 2006. Therefore regulatory obligations like non-discrimination apply, which could lead us to change our tariffs for these services which would impact our business results. We believe our wholesale tariffs for terminating services and originating services approximate the average tariffs of an EU benchmark. Our tariffs for transit, originating and terminating services are composed of a call set-up fee and a charge per minute. For Local Loop Services we charge a one-off connection fee and a monthly subscription fee. The ongoing liberalization and increased international competition as a result of European regulation puts continuing pressure on international tariffs. In September 2006, OPTA published the directive on wholesale price caps for a three-year period beginning April 1, 2006. Wholesale regulated voice tariffs remain unchanged and other wholesale tariffs for regulated services have been lowered.

Customer Relationship Management

KPN Contact is the in-house call center of KPN. Consumers and business customers call KPN with questions about a variety of matters, including Internet services, interferences, invoices, mobile phone purchases, maintenance and service migration. There are four sites with approximately 4,500 employees (3,100 FTEs) handling approximately 100,000 calls per day.

The main objectives of our in-house callcenter are to resolve all questions of our clients during one call and reduce client waiting time. Our call centers are also anchored by the COPC quality program, a specific quality certification program for contact center businesses.

SNT Nederland is the call center for external Dutch clients as well as for certain KPN services, such as number information services and outbound calling. SNT Nederland is the market leader, a position gained through high quality customer services.

SNT Belgium is a call center for clients in Belgium, including BASE mobile customers.

SNT Germany is a call center for German clients, including E-Plus mobile customers. Handling 1.5 million calls per week, with 3,200 employees on 7 sites, SNT Germany is one of the major participants in the German call center market. SNT Germany is focused on providing first-rate services.

Back to Contents    31

Back to Contents

Mobile division

KPN is a provider of mobile telecommunications services in Western Europe with a particular focus on Germany, The Netherlands and Belgium, serving 23.6 million customers as of December 31, 2006. KPN delivers mobile telecommunications services ranging from standard voice and value-added services (call waiting, call forwarding, voicemail and message services like text messages and MMS) to advanced data services (i-mode, video telephony and mobile broadband Internet). KPN expects person-to-person communication services (voice, text messaging, e-mail) to remain the main source of revenues for mobile operators in the coming years, with advanced data services becoming increasingly important. In addition, the increasing number of mobile-only users reflects the trend towards growing use of mobile networks at the expense of fixed networks.

Pursuant to license agreements with NTT DoCoMo, KPN has offered i-mode services in our three main markets since 2002. i-mode services comprise communication (including e-mail), information, entertainment and transaction services via so-called content sites.

UMTS was introduced in Germany and The Netherlands in 2004. UMTS enhances the functionality of mobile data services (e.g., i-mode services and mobile Internet) by adding video and increased transmission speeds. KPN is continuously investing in its UMTS networks to follow market demands driven by the increased availability of UMTS-enabled handsets. In 2006, KPN Mobile The Netherlands upgraded its entire UMTS network to HSDPA, thereby offering the most extensive coverage in The Netherlands. At year-end, around 90% of the Dutch population could use the mobile broadband Internet services. KPN expects the introduction of UMTS-based services to accelerate the use of advanced data services in the coming years.

In October 2005, KPN acquired Telfort, until then the only independent mobile network operator in The Netherlands. Also in 2005, KPN incorporated Sympac, a European mobile communication services provider that renders mobile voice, Internet and data services to multinational companies.

The strategic goals of the Mobile division are summarized below:
•	in The Netherlands, to further strengthen our market leadership position and profitability; and
•	in Germany and Belgium, to establish growing profitable businesses by challenging the competition, while further improving network quality.

For details on how customer data are calculated, please refer to ‘Presentation of Financial and Other Information’.

Germany

We are active in the German mobile telecommunications market through our mobile network operator E-Plus. During 2006, E-Plus’ customer base increased to 12.7 million customers, reflecting the growth of the German mobile market. In an enlarged German mobile market, we succeeded in expanding our service revenue market share by over a full percentage point to 12.9% (2005: 11.7%).

In the middle of 2005, we changed our strategy. The strategy revision was aimed at accelerating growth and to put E-Plus on a solid path to profitability. The new strategy centered on a number of initiatives:
•	E-Plus moved away from a ‘push’ (reliance on handset and dealer subsidies) to a ‘pull’ strategy (attractive and simple tariffs inciting the prospective customer to ask for our products rather than rely on the reseller’s advice). E-Plus’ new brands ‘BASE’ (flat fee), ‘Simyo’ (Internet only) and ‘Ay Yildiz’ (Turkish community) are delivering significantly improved AMPUs and ARPUs in comparison to the E-Plus brand. Also for the ‘E-Plus’ brand, handset subsidies were tightened;
•	MVNO-type contracts were signed and implemented with well-known German partners such as Medion (Aldi Talk), Freenet and Conrad; and
•	we began expanding our captive distribution, with 197 stores at the end of 2006 compared to 171 at the end of 2005. E-Plus also has tested a regional marketing approach with very encouraging results.

Our growth strategy focuses on increasing our customer base, revenues and market share on the one hand and profitability on the other. We succeeded in 2006 in attracting more than 1.9 million new customers. Our focus on partnerships such as with Aldi meant that a large share of this growth was with prepaid customers. The number of postpaid customers as of December 31, 2006 amounted to 6.0 million – representing a 47% share of our customer base (2005: 52%) – whereas we served 6.7 million prepaid customers.

Products and services

Under the ‘E-Plus’ brand, we offer a range of propositions to the business and consumer markets, with an increasing focus on postpaid customers. These propositions include bundled packages, such as ‘Time & More’ for consumers, ‘Professional’ (S, M, L, XL) for the business market and ‘Free & Easy’ prepaid packages. In the second half of 2006, we introduced ‘CleverOne’, the first postpaid proposition in Germany without a monthly subscription fee. In addition to standard mobile services, we also offer under the ‘E-Plus’ brand a wide range of value-added voice and data services.

In 2005, E-Plus embarked on its multi-brand strategy with the launch of new brands featuring innovative tariff structures: ‘BASE’ offered the first flat-fee package on the German mobile market, ‘Simyo’ was the first web-only prepaid mobile operator and ‘Ay Yildiz’ the first tailor-made offering for Turkish-speaking people.

We offer wholesale solutions for an increasing number of partners which act as branded resellers, including Debitel and MTV.

In 2002, E-Plus became the first operator to introduce i-mode services in Europe. In April 2004, we launched WiFi services

Back to Contents    32

based on a service provider model. In June 2004, we took the first step in delivering UMTS services through UMTS data cards for laptop users. The first UMTS-enabled handsets were launched in August 2005. Our UMTS network currently covers over 50% of the German population.

As of December 31, 2006, we offered customers the possibility to use mobile telecommunications services outside Germany in 172 countries through international roaming agreements.

Tariffs

We offer a variety of tariff structures for postpaid and prepaid customers. We have different tariffs per minute – depending on the time of the day and day of the week – to stimulate off-peak calls. Under the postpaid propositions, bundled minutes at discounted rates per minute are being offered. For postpaid and prepaid offers, we provide a special tariff option for calls to fixed-line numbers. These offers aim at capturing a larger share of the total voice market.

The ‘BASE’ brand offers a flat fee for on-net and fixed network calls and a simple tariff structure for all other calls. ‘Simyo’ also offers a simple tariff structure with one tariff for every call regardless of the time of the day. ‘Ay Yildiz’ in its turn offers a simple tariff structure for Turkish-speaking people.

We structure i-mode pricing either in a fixed fee per data volume used or in four packages (S, M, L and XL) based on a flat fee for a certain threshold; if a customer exceeds this threshold, charges are invoiced by data volume used. For UMTS data cards, our customers can choose between time and data volume packages.

As a reaction to E-Plus’ challenge, our competitors have also introduced a variety of new tariffs.

The German regulator Bundesnetzagentur (BnetzA, the former RegTP) ordered the German mobile network operators to reduce their MTA tariffs in three steps, the first two steps became effective on December 15, 2004 and 2005, respectively. The third consecutive reduction was announced on August 30, 2006 and became effective as of November 23, 2006.

Competition

Four mobile network operators, all holding UMTS licenses, are currently active in the German mobile telecommunications market: T-Mobile, Vodafone, E-Plus and O2. The two largest mobile telecommunications providers – T-Mobile and Vodafone – hold an estimated combined service revenue market share of 73% (2005: 75%). In the past years, E-Plus and O2 have been successful in growing their respective service revenue market shares.

In addition, numerous independent service providers in Germany package and sell products and services from various network operators under either the network operators’ brand or private labels. Some of these service providers operate exclusively with one network operator, while others offer competing products and services. In all cases, service providers sell to both business and private customers. The main German service providers are Debitel, Talkline, Victor Vox and MobilCom. Service provider customers form for approximately 18% part of our total customer base.

Brand strategy

During 2006, E-Plus continued to pursue its multi-brand strategy with tailor-made offers to well-defined customer groups concentrating on customer needs, like voice telephony and simple services.

Distribution and sales

We offer our products and services through our own chain of 197 shops as well as E-Plus’ website. Apart from these channels, we offer our services through resellers and service providers that may repackage our offers, tailoring them to their customers’ needs. Resellers include Debitel, MobilCom, Talkline and Aldi through their Medion brand. For the business market segment, we also use these sales channels in addition to a direct sales force.

Licenses and coverage ratios

Our 2.5G-enabled network currently covers over 99% of the German population (2005: 99%). We improved our indoor coverage during 2006 to approximately 78%, an increase by some 7 percentage points compared to the end of 2005. This is mainly due to the rollout of E-GSM base stations that provide better indoor coverage than 1800 MHz base stations. Our 3G network had over 50% outdoor population coverage by the end of 2006, exceeding the applicable 50% minimum rollout requirement under our UMTS license.

As of January 2006, BnetzA granted us the right to use frequencies in the 900 MHz E-GSM band. In order to obtain these frequencies, we had to return some of our unused 1800 MHz spectrum to BnetzA for redistribution. During 2006, we invested in 900 MHz equipment, thereby improving our coverage.

The Netherlands

In October 2005, KPN acquired Telfort, until then the only independent mobile operator in The Netherlands. As a consequence of this acquisition, KPN currently owns two mobile operators in The Netherlands. Telfort provides a range of mobile telecommunications services based on its own mobile network – covering over 99% of the Dutch population – to consumer and business customers in the Dutch market. Telfort’s products and services are marketed branded as well as non-branded (wholesale white label). Telfort is consolidated as from October 4, 2005. The 2005 figures for The Netherlands include therefore Telfort for the consolidation period, unless otherwise indicated.

As a result, KPN is present in the Dutch mobile telecommunications market via its operators KPN Mobile The Netherlands and Telfort. With 8.6 million customers and an estimated 46.9% share of total market service revenues in 2006 (2005: 39.9%), KPN is the largest mobile telecommunications provider in The Netherlands.

During 2006, KPN continued to focus on customer value, being defined as customer margin over lifetime. This became most

Back to Contents    33

evident in the ongoing growth of its contract subscriber base. At year-end 2006, the number of postpaid customers amounted to 3.9 million, representing 44.6% of our total customer base (2005: 3.3 million, or 40.4% of the total customer base), while KPN served 4.8 million prepaid customers. KPN Mobile also has lowered its postpaid subscriber acquisition and retention costs by lowering handset subsidies and shifting sales to less expensive channels such as Internet.

The Telfort network integration project – which started in 2006 – with respect to the radio network (the first phase) is expected to be finalized at July 1, 2007, whereas the core networks are expected to be integrated in 2008. On November 21, 2006, we reached an agreement with T-Mobile to transfer E-GSM frequencies currently used by Telfort. The transfer is expected to be effective as of September 1, 2007 and concerns 5 MHz of bandwidth.

KPN believes its leading role in all segments – customer, business and wholesale – of the Dutch mobile telecommunications market is the result of its well-known brands (‘KPN’, ‘Telfort’, ‘Hi’, ‘Simyo’ and ‘Ay Yildiz’), quality of its mobile networks, its extensive distribution network, its commitment to customer care and its innovative products and services.

Products and services

KPN offers a range of standard and value-added mobile voice and data services. KPN continues to pursue a multi-brand strategy to effectively appeal to different target markets. The ‘Hi’ brand focuses on the young consumer and heavy text message users, while the ‘KPN’ brand is dedicated to other segments of both the consumer and business markets. With the introduction of the web-only ‘Simyo’ brand, we also serve cost-conscious consumers who prefer basic mobile services (only voice and text messages) at low tariffs and with low distribution costs. A new brand named ‘Ay Yildiz’, is the tailor-made offering for Turkish-speaking people. Telfort successfully offers branded prepaid and postpaid propositions under its ‘Telfort’ brand to consumer and business clients. Furthermore, KPN Mobile The Netherlands makes its network available to other organizations that wish to offer mobile telecommunications under private label; currently 18 wholesale customers are being served.

KPN expects the growing demand for mobile data services – particularly those based on the latest Internet technologies – to lead to increased usage of its mobile networks. Furthermore, KPN supplies data and fax transmission services, VPNs for business customers as well as multimedia services and WiFi as part of its mobile data services portfolio. The ‘Internet Everywhere’ product is being offered in combination with WiFi access.

In July 2004, KPN started rendering UMTS services via UMTS data cards, the first UMTS-enabled handsets being launched in October 2004. The UMTS network covers currently 87% of the Dutch population, with the network and handset portfolio expanding continuously. In October 2006, KPN Mobile successfully introduced HSDPA. Since May 2005, Telfort has offered data services based on EDGE technology.

As of December 31, 2006, KPN’s customers could use mobile telecommunications services outside The Netherlands in 204 countries (341 network operators) via international roaming agreements.

Tariffs

KPN provides its mobile services through either a postpaid or prepaid proposition. The postpaid structure combines a monthly subscription fee and traffic-based pricing for business market customers. Under the postpaid consumer offerings, KPN offers bundled minutes at discounted rates per minute, committing the customer to a minimum fee per month. The prepaid proposition is mainly based on traffic-based pricing. Data services like text and multimedia messages are charged on an-event basis, whereas other data services like i-mode and UMTS services are based on flat fees, traffic bundles or usage in Mb.

In response to regulatory requirements, KPN reduced its MTA tariffs in January 2004, December 2004 and December 2005. In 2005, we introduced the new web-only ‘Simyo’ brand, targeting customers preferring limited mobile services at low tariffs and with low distribution costs. In 2006, OPTA intended to oblige all Dutch mobile operators to further lower their MTA tariffs. But the tariff reduction obligation had to be based on a decision by OPTA whether or not the mobile operators exert significant market power (‘SMP’) on their respective networks. That decision by OPTA was rejected by the Trade and Industry Appeals Tribunal (‘CBb’, College van Beroep voor het bedrijfsleven), which ordered OPTA to prepare a new SMP decision.

Competition

KPN’s competitors in the Dutch mobile market are Vodafone, T-Mobile and Orange. During the last two years, a growing number of MVNOs and service providers entered the Dutch market; most of these resellers offer private-label mobile services. Some of these resellers have a direct contractual relationship with the customer, while other resellers act as an intermediary for KPN and Telfort. As a result of the Telfort acquisition, KPN’s revenue share generated through MVNOs and service providers increased.

Brand strategy

KPN offers customers the possibility to choose between different propositions under separate brands – ‘KPN’, ‘Telfort’, ‘Hi’, ‘Simyo’ and ‘Ay Yildiz’ – tailored to the needs of different customer segments. During the sales process, special attention is paid to explaining the relevance of services to each individual customer.

•	The ‘KPN’ brand targets both consumer and business markets with a premium value brand. KPN believes it is offering best-in-class mobile services and – according to quality perception research – the best mobile network quality.
•	‘Telfort’ provides a branded portfolio as well as an extensive wholesale white label portfolio, offering mobile products in specific niche segments of the Dutch mobile market. The wholesale portfolio enables KPN to operate in market segments that cannot be reached through branded propositions or are uneconomical to reach on a branded basis.
Back to Contents 34
•	‘Hi’ targets the more cost-conscious youth segment, an important growth market especially for data services. i-mode users are continuously encouraged to try new services, through a hardware upgrade program for handsets with increased capabilities.
•	The ‘Simyo’ brand is directed at customers preferring limited mobile services (voice and text messages only) at low tariffs and low distribution costs; Simyo is only available via the Internet and is positioned as a smart and simple alternative to other mobile services.
•	‘Ay Yildiz’ is a recently launched brand targeting the Turkish community in The Netherlands. The essence of the brand is that by attractive prepaid tariffs for calls to Belgium, Germany and Turkey, it provides the target group with the opportunity to stay in contact with Turkish friends and family, no matter where they are, for low costs.

Distribution and sales

In The Netherlands, we offer subscriptions through third-party channels (e.g., T for Telecom and The Phone House), KPN-owned outlets (with ‘Primafoon’ as our mainstream outlet and ‘Hi’ retail stores aimed at the youth market) and our direct-sales force, while wholesale services are provided to external service providers. Non-store channels, such as the Internet, are gaining in popularity and sales volumes.

Licenses and coverage ratios

Our 2.5 G-enabled networks currently covers over 99% of the Dutch population (2005: >99%). Indoor coverage at year-end was 98% (2005: 98%). Under our UMTS licenses, we are obliged to cover all large municipalities (over 25,000 inhabitants) plus all highways and major connecting roads by January 1, 2007.

Belgium

In Belgium, BASE is the number-three mobile telecommunications provider - serving 2.4 million customers as of December 31, 2006 (2005: 2.0 million) - with an estimated service revenue market share of around 15% (2005: over 13%). Through our policy of combining distinctive and simple offers with tailor-made propositions for specific market niches, we have achieved a solid growth in our customer base, revenues and market share since the fourth quarter of 2003.

Products and services

We offer a portfolio of voice and data products and services directed at ease of use and supported by a clear tariff structure. We also offer products and services focused on specific market segments. Examples thereof are the ‘Ay Yildiz’ proposition (targeted at the Turkish community), and our low-cost ‘Simyo’ brand.

As of December 31, 2006, our customers could use mobile telecommunications services outside Belgium in 204 countries via international roaming agreements.

Tariffs

We offer a range of prepaid and postpaid propositions, including various plans tailored for the SoHo/SME market. Our plans are characterized by simple tariff structures and bundles of free minutes. The majority of our postpaid propositions contain a fixed fee for a package with bundled minutes and no monthly subscription fee. i-mode customers pay fixed monthly fees excluding the subscription fees for specific content sites. We also introduced the web-only ‘Simyo’ brand to Belgium, targeting customers who prefer basic mobile services at low tariffs and low distribution costs.

Competition

The other mobile operators in Belgium are Proximus and Mobistar. Proximus is a wholly-owned mobile subsidiary of Belgacom, the incumbent telecommunications provider in Belgium. Orange holds a 50.37% equity interest in Mobistar. Proximus is the obvious market leader in Belgium – having over half of the market’s revenues – with Mobistar as the runner-up at a clear distance. BASE, the third-largest provider, is the challenger in the Belgian mobile market.

Brand strategy

We have positioned BASE as our network operator, distinguishing ourselves from the competition by ‘doing things differently’. To this end, we introduced a multi-brand strategy to better tailor our services to specific customer segments. For certain segments, we have teamed up with partners and branded resellers.

Distribution and sales

Our products and services are available at well-known nation-wide retail chains as well as at our 45 BASE shops and via the internet. We also offer our services through branded-resellers, service providers, and MVNO’s that may repackage our offers and tailor them to their customers’ needs.

Licenses and coverage ratios

Our 2.5G-enabled network currently covers over 99% of the Belgian population (2005: 99%). The indoor coverage at the end of the year was 98%, a slight improvement over 97% at the end of 2005. During 2006, we decided to further enhance our 2.5G-enabled network by installing EDGE technology, a technology that provides high-speed bandwidth based on the GSM infrastructure, enabling features formerly only available based on UMTS technology. In November 2006, we were able to launch EDGE-based data services. The minimum UMTS rollout requirement under our UMTS license was 40% by the end of 2006 (2005: 30%). During 2006 we invested in our UMTS network to meet this requirement. BiPT may measure the actual UMTS coverage of BASE during 2007.

Back to Contents    35

Back to Contents

Other activities

During the year under review, our other activities included our international participation Xantic, KPN Retail (Primafoon stores and Business Centers), KPN Sales (KPN’s own personal sales force) and Corporate Center (support functions). Our Corporate Center mainly provides group internal services.

KPN Retail

Different retail store outlet chains support our marketing philosophy with ‘Primafoon’ and Business Centers as our main stream outlet and ‘Hi’ retail stores aimed at the youth market. During 2006 we have started several trials with new distribution concepts, extending our experience in the multimedia business. The shops sell telephones, mobile and fixed communication solutions as well as KPN TV and for example personal computers.

Xantic

As per February 14, 2006, KPN and Telstra sold their total holdings in Xantic B.V. (a satellite communications provider) to the Canadian Stratos Global Corporation.

Back to Contents

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

Despite the continuing migration to mobile-only solutions, at December 31, 2006, over 60% of the Dutch households were actively connected to our access network.

At December 31, 2006, 251 CityRing areas (in 107 concentration points) and about 720 other access areas form our fiber access network. Fiber access generally permits transmission rates in excess of 155 Mb/s. The fiber network is partly upgraded to 1 Gb/s and 10 Gb/s C/DWDM/Ethernet technology. These fiber networks are used to offer services to large business customers.

In certain cases, wireless transmission systems are used in the access network (for example, as backup or if fiber access is not available). At hotspot locations broadband Internet access is provided using WiFi. By the end of 2006, over 900 HotSpots were operational (including Enertel Wireless). During 2006 we built around 300 new HotSpot locations and closed down around 100 old locations which turned out to have insufficient revenue potential. Compared to 2005, the number of unique users of the HotSpot network almost tripled and the total minutes used more than doubled. In cooperation with NS (Dutch Railways) we operate WiFi HotSpots in the major railway stations. After a successful joint pilot project during the first half of 2006 testing internet and narrowcasting in moving trains, KPN and NS agreed upon a partnership for the roll-out and exploitation of connectivity to moving trains, WiFi HotSpots and Narrowcasting in trains. In 2006, KPN HotSpots acquired Attingo B.V., the only provider of public Internet and business communication services at Amsterdam Airport Schiphol. With the acquisition of Enertel,

Back to Contents    36

KPN also acquired Enertel Wireless. Enertel Wireless operates 150 HotSpots.

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

The average usage levels of our networks are summarized in the following table:

Average usage level	2006	2005	2004
Lambda DWDM (fiber optic backbone)	85%	72%	65%
HIRKA SDH (traditional backbone)	68%	69%	67%
CityRings	20%	18%	17% 1)

1)	restated figures due to new definition of CityRings, which now defines all fiber infrastructure as part of the access network.

The traditional backbone (Hirka) has a maximum network capacity of 155 Mb/s. To accommodate the fast growth in demand for high-speed transmission, defined as 155 Mb/s and higher, KPN has implemented a fiber optic network with synchronous digital hierarchy (SDH) and dense wavelength division multiplexing (DWDM)-based transmission technology. This fiber optic (Lambda) network became operational in 2000. As of the end of 2006, about 201 locations are interconnected with 10 Gb/s transmission routers and 734 locations are interconnected with 2.5 Gb/s transmission routers. Each of the access areas is connected to the transmission backbone network at two separate locations to ensure continuity.

The development and rollout of cost-efficient infrastructures relies on the technically advanced MPLS (multi-protocol label switching) infrastructure, which is based on fiber techniques and suitable for advanced DSL type of services as well as broadcast IPTV services. This network is fully integrated with our Ethernet network. This infrastructure builds upon the Lambda infrastructure interconnecting various Metro rings across the country using 1 Gb/s and 10 Gb/s fiber-optic infrastructures. Moreover, this core infrastructure is used to interconnect regional Ethernet and IP access nodes.

Service layers of our national network infrastructure

The service layers on our core infrastructure networks are comprised of switched voice, video and data network services. Service edges connect the Access Network to our Backbone.

Switched voice networks

Our public switched telephony network (PSTN) and ISDN network in The Netherlands consist of approximately 1,350 local exchange areas and 2 x 20 trunk exchanges connected by a long-distance transmission network. Our network is also connected to other operators’ networks.

Our telephony network is designed and engineered to have general availability with internal blocking and outages during peak hours below 1% end-to-end, as measured on a yearly basis.

Data networks

The switched data networks consist of FR/ATM and Ethernet networks.

FR/ATM networks

We operate a frame relay (FR) network, known as Natvan, to provide a large number of data services for:
•	the backbone infrastructure that supports the KPN dial-in network from 20 dial-in PoPs (Points of Presence) to the ISPs;
•	LAN (Local Area Network) interconnect services for corporate customers;
•	supporting the backbone infrastructure that enables the bulk transport of X.25 services through leased lines as well as through ISDN channels; and
•	native frame relay (64 Kb/s through 2 Mb/s) VPNs (Virtual Private Network).

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

DVB-T and DVB-H Network

In March 2006 KPN acquired Nozema Services which provides services to broadcasters. These services include analog radio (MW, FM, SW), digital radio (T-DAB) and Digital TV (DVB-T: Digital Video Broadcasting - Terrestrial). Prime customers for these include the public broadcasters, various commercial FM radio stations and Digitenne. Nozema Services also provides analog TV services for the public national and regional broadcasters. The analog TV services have been terminated as of December 11, 2006 (‘analog switch off’).

Since acquiring Nozema Services, KPN has launched a full rollout of DVB-T. DVB-T is the DVB European consortium standard for the broadcast transmission of digital terrestrial television. On

Back to Contents    37

December 11, 2006 KPN closed down the analog TV service and continued to roll out its nationwide DVB-T network.

At the end of 2006 KPN also started to roll out a DVB-H (Digital Video Broadcasting – Handheld) network in the Randstad. The rest of The Netherlands will follow in 2007 and 2008 (main cities in The Netherlands will have coverage in mid 2007). DVB-H technology adapts the successful DVB-T system for digital terrestrial television to the specific requirements of handheld. Already, mobile operators have shown interest to provide end-users with over-the-air digital entertainment to mobile devices using a DVB-H standard.

International network infrastructure

Our international infrastructure can be divided according to three major networks: transmission, voice and data.

International voice networks

For the provisioning of international wholesale voice services we operate an international transmission network (in consortia) that includes land and submarine cables as well as satellite transmission systems, which directly connects approximately 400 telecommunication operators worldwide. The network is partly circuit switched and partly based on IP trunking technology with a flexible capacity. Its main international switches are located in The Netherlands. In addition, KPN has eleven points of presence in Europe (Frankfurt, Paris, London, Brussels, Milan, Madrid, Zurich, Copenhagen, Lisbon, Vienna, Warsaw) and four further points of presence outside Europe: Hong Kong, Miami, Singapore and an exchange point in New York.

International data networks (EuroRings)

The KPN EuroRings transmission backbone is based on KPN-owned Fiber infrastructure, equipped with SDH and C/DWDM technology in The Netherlands, Germany, France, Belgium, the United States (New York) and the United Kingdom. In addition, KPN has provided access nodes over 22 European countries using leased infrastructures based on either wavelength rings or protected SDH circuits. For access in the various countries KPN uses DSL, Ethernet, leased line and/or fiber technology. Other regions are connected and served via the use of trusted partners. Services that we deliver on these networks include MPLS-VPN, ATM, Ethernet, IPT, IPLC, SDH, wavelength, dark fiber and fiber channel.

IP/MPLS

KPN is running a European IP backbone, using more than 200 IP/MPLS devices, making this infrastructure one of the largest IP infrastructures in Europe. It covers all major business centers and international Internet exchanges and assures quick access to the United States, via multiple dedicated high-speed connections. The KPN EuroRings MPLS VPN service offers an industry leading network solution for corporate clients, providing a reliable and secure environment with guaranteed quality of service, including real time class of service.

In 2004, KPN and Singapore Telecommunications (SingTel), one of Asia’s leading communications group, announced a significant expansion of their IP-VPN MPLS network coverage through a partnership agreement. The interconnection of both carriers’ IP-VPN MPLS networks enables SingTel and KPN to leverage each other’s extensive networks in their respective markets in Asia Pacific and Europe. In 2005 KPN and Telefónica signed an agreement to enable the interconnection of their IP-VPN MPLS networks. This agreement enables KPN to increase international coverage in most of Latin America. The services offered will range from a totally managed solution to pure basic bandwidth services. In addition, KPN expects to offer services like remote access, security solutions, housing and hosting. Access to the MPLS VPN service is provided using DSL, leased line and Ethernet technology.

International Ethernet VPN

International Ethernet VPN is part of the further step in the All-IP strategy of KPN, with one international MPLS network for all VPN services. The International Ethernet VPN service provides Ethernet connectivity between two or more locations, national and international. It is a fully managed, end-to-end service including local access, offering high-quality, high-speed, flexible service with scaleable bandwidth access. The Ethernet also will offer multiple service classes and integration into a single platform. It is based on existing Ethernet technology which enables point-to-point and any-to-any connectivity. Ethernet technology was originally used for local area networks (LAN) and has been extended to wide area networks (WAN). Our international Ethernet will be available in The Netherlands, Belgium, UK, France, Germany with further extensions planned in over 20 countries.

ATM/Frame Relay

The KPN owned and managed EuroRings ATM network provides a secure closed private network with the highest guaranteed service level covering all major European business centers. The KPN EuroRings ATM network is designed to meet the most demanding requirements for flexible but secure networking. The KPN EuroRings ATM network offers both ATM and Frame Relay access, can provide integrated access to the Internet, while also providing the technology to support voice, data, multi media and IP applications within one single network infrastructure.

Development of our Fixed Networks

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

In addition to the traditional transmission networks SDH and ATM, we have introduced within the last few years very high capacity transmission networks. The C/DWDM fiber backbone is recently upgraded and will this year be extended to more nodes in our network. The data networks IP-MPLS and Ethernet,

Back to Contents    38

first primarily used for business connectivity services, is now becoming the new high capacity transport network. Ethernet has been rolled out to more than half of The Netherlands to support new consumer broadband services like IPTV that will become available from 2007 on. In the coming years Ethernet will replace the SDH and ATM networks and IP-MPLS will replace the traditional data networks like Frame Relay. This will lead to both the ability to offer new broadband services to customers and reduce the operational costs of the core transmission networks.

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

We have upgraded our broadband DSL network to ADSL2+ in 70% of The Netherlands, with which we offer Internet access services of up to 12 Mb/s. By the end of 2005 we have trialed new television and video services on the even higher capacity VDSL1 access network. In addition, we increasingly deploy ‘Fiber to the Office’ to the business market.

In the beginning of 2007 we will start rolling out ‘Fiber to the Home’ in newly built areas, providing bandwidth up to 100 Mb/s. We will also start extensive pilots with the newest access technologies that support both broadband services like VDSL2 (providing capacities up to 50 Mb/s) and narrowband services like PSTN and ISDN. If these pilots are successful, we will be able to replace the current broadband nodes and telephony switches in the coming years, leading to both new services and a fundamental streamlining of the access and backbone networks.

Since telephony traffic in the fixed network is declining due to mobile only use and Voice over IP, we are minimizing the investments in the telephony network. If the above mentioned pilots on the newest access technologies are successful, we will transfer the remaining telephony customers from the telephony switches to these new multi-service access nodes over the next few years.

Mobile networks

Developments

In addition to the current second-generation (2G) networks – based on GSM technology – and the third-generation (3G) UMTS networks currently being deployed, an entire range of mobile data technologies is emerging to support the need for mobile and online usage. Our strategy is to benefit from the increasing demand for mobile data services. We offer our customers secure mobile data services solutions regardless of the access technologies applied. We will continue to invest in our 2.5G-enabled GSM network to maintain or improve quality and coverage, while providing sufficient voice and data capacity.

Mobile broadband technologies (e.g., EDGE and UMTS) offer three advantages over narrowband technologies that we expect will be crucial for our future success:
•	increased speed, enriching our current services and making these more user friendly, such as video-like services;
•	larger data volumes, enhancing the number and types of services (e.g., pictures, clips, ringtones, music, radio) and rendering them more useful (applications for business users); and
•	improved data service quality, making guaranteed throughput and quality possible rather than ‘best-effort’ services.

Our end-user oriented strategy to be ‘always best connected’ means we wish to provide customers with the best available network capabilities for the specific services requested and in the most cost-efficient way. Boundaries between networks are blurring: most of our services (voice and messaging) will run with nationwide coverage on any technology, although some (e.g., video telephony) depend on real-time high speeds and will therefore only work in geographic areas equipped with broadband networks. When all technologies are available in a certain geographic area, we make every effort to use the network capacity as efficiently as possible to keep investments and operational costs down. We expect this will allow for competitive retail pricing that benefits our customers.

Rollout

The current network rollout is focused on achieving maximum synergies among GSM/GPRS, EDGE and UMTS, for instance with respect to infrastructure and transmission. Reutilization of 2.5G-enabled infrastructure in certain areas may provide a substantial part of the basic infrastructure. Ericsson and Huawei are our mobile network suppliers in Germany, The Netherlands and Belgium.

We intend to comply at least with the minimum regulatory rollout requirements and in The Netherlands we surpassed the requirements by far in terms of inhouse coverage and available speed where commercially attractive.

By the end of 2006 the conditions to the Belgian UMTS license required us to reach minimum UMTS coverage rates of 40%. The Belgian telecommunication regulator (BiPT) may measure the actual UMTS coverage in Belgium during 2007. The BASE UMTS coverage currently exceeds 40%.

Germany

During recent years, we have directed our efforts at increasing the quality and coverage of the GSM/GPRS network. In 2006, we additionally obtained 900 MHz E-GSM frequencies, enabling us to further improve the quality of our network. We believe our network coverage is currently at a competitive level.

With the innovative Ultra High Sites concept (using tightly bundled sites located at a height of over 100 meters), we are able to increase the speed of our UMTS rollout. At the end of 2006, we had over 5,600 UMTS base stations covering over 50% of the

Back to Contents    39

German population, including all cities of more than 300,000 inhabitants. As E-Plus has – in accordance with its low-frills challenger strategy – focused on voice and SMS as the main area of activity, 3G rollout has not been re-assumed for now.

The Netherlands

Our 2.5G-enabled network consistently scores high on quality, reliability and coverage. Recent surveys show especially high scores on indoor coverage compared to competitors. We began the rollout of our UMTS network in 2003, while commercially launching UMTS services in the second half of 2004. By the end of 2006, we had installed more than 2,100 UMTS sites, covering 585 cities with more than 5.000 inhabitants or around 90% of the population. Moreover KPN Mobile The Netherlands upgraded almost its entire UMTS network to HSDPA in 2006, thereby offering the most extensive HSDPA-coverage in The Netherlands. At year-end, around 90% of the Dutch population could use the mobile broadband Internet services.

We own and operate two 2.5G networks and one 3G network. Synergies on operational costs are an important feature of the Telfort acquisition. We have determined the best scenario is to integrate both 2.5G networks and to concentrate our 3G investments. It has been decided to switch off the Telfort 2.5G radio network by mid 2007 and transferring all traffic to KPN Mobile The Netherlands’ radio network. In a later stage – currently estimated early 2008 – the core networks of both operators will be replaced by a new integrated network.

Belgium

During 2006, we further increased the quality and coverage of our 2.5G-enabled network by adding approximately 110 GSM base stations. In 2006, we further enhanced our 2.5G-enabled network through the installation of EDGE technology, a technology providing high-speed bandwidth based on the GSM infrastructure and enabling features that were formerly only available based on UMTS technology. We completed our EDGE rollout in the fourth quarter of 2006.

In September 2003, the technical launch of our UMTS network took place. The minimum UMTS rollout requirement under our UMTS license was 40% by the end of 2006; BiPT may measure the actual UMTS coverage during 2007. The ultimate UMTS rollout requirement implies that BASE should aim to reach an 85% population coverage by 2009.

FACTS AND FIGURES

The tables below show the number of active base stations as of December 31, 2006, the average network usage as well as the coverage ratios of our networks as of year-end 2006:

Active base stations	Germany	Netherlands 1)	Belgium 2)

2.5G sites	17,055	3,922	2,422
3G sites	5,688	2,145	129
Total sites	22,743	6,067	2,551

Average network usage	Germany	Netherlands 1)	Belgium

Usage – as %	58% (GSM)	85%	36% (GSM)

Network coverage ratios	Germany	Netherlands 1)	Belgium 2)

2.5G network
Outdoor – as % of population	99%	>99%	>99%
Outdoor – as % of area	98%	99%	98%
Indoor – as % of population	78%	98%	98%

3G network
Outdoor – as % of population	>50%	87%	n.a.

1)	The figures mentioned concern KPN Mobile The Netherlands, excluding Telfort
2)	Though BASE invested in 3G assets, no 3G sites became active during 2006 as the UMTS network has not been commercially launched yet.

Properties

KPN holds 1,811 buildings as of December 31, 2006, the majority of which are owned freehold and located principally in The Netherlands. Approximately 1,800 of our buildings and data transmission network equipment, which cannot readily be adapted to alternative uses. The remainder of the properties comprises offices, shops, storage facilities, residential properties and buildings for other miscellaneous uses.

Back to Contents    40

Back to Contents

Research and development

On January 1, 2003, the Dutch Organization for Applied Scientific Research (TNO) acquired the research and development activities of KPN and placed it with TNO Telecom. TNO Telecom and KPN entered into a cooperation agreement, under which we have agreed to annual purchase commitments.

We intend to continue to benefit from the telecommunication and technology expertise of TNO Telecom in order to support the technological innovations required for our business. Measures have been taken to obtain the critical mass for mid- and long-term projects carried out by TNO Telecom. In 2006, we extended the cooperation agreement with TNO for one year until December 31, 2010. The total remaining commitments until December 31, 2010 amount to EUR 52 million.

Our research and development expenditures with TNO Telecom in 2006 totaled EUR 17 million (2005: EUR 20 million).

Back to Contents

Intellectual property

Our current portfolio of intellectual property rights consists of approximately 25 registered core trademarks and 370 patent families. We continue to invest in the growth of our intellectual property rights portfolio, among others through our targeted long term research and development program. This R&D program runs as from 2006 in close cooperation with TNO Telecom and augments to about 5% of our research spending.

We take the necessary steps to protect the intellectual property rights which we create and we generate value from these rights where appropriate. In order to protect these rights, we currently rely on a combination of patents, trademarks, service marks, trade secrets, copyrights, database protection, confidentiality agreements with our employees and third parties and protective contractual provisions. Approximately 15 of the patents which we own are essential for the commercial exploitation of telecommunication technology and services. A number of suppliers have entered into license agreements with us related to these and other of our patents.

Back to Contents    41

Back to Contents

Regulatory developments

Regulatory highlights 2006

All-IP

In November 2005, we launched our All-IP strategy, which offers our customers numerous attractive opportunities such as video communications and collaborative working. In an All-IP environment, our network management becomes much more efficient. The rollout of our All-IP network has an impact on the business of our wholesale customers who use unbundled access to our main distribution frames (MDF) to provide broadband services to their customers. The dismantling of our local exchanges requires that wholesale customers move over to an alternative access point. The alternatives offered by us are wholesale broadband access and unbundled access to the local sub loop. On October 3, 2006, OPTA published its position paper on All-IP. In this position paper, OPTA accepts the rollout of a new All-IP network but requires conditions and guarantees such that other DSL operators will not be forced out of the market as a direct consequence of the wholesale portfolio changes by us. We are to announce the dismantling of buildings beforehand and have to put a reference offer for sub loop unbundling in the market. OPTA will perform a new market analysis on local loop unbundling and wholesale broadband access and will also publish rules on the dismantling of co-locations. We already have a reference offer for sub loop unbundling in the market. On January 24, 2007, OPTA published a letter on the guidelines of our All-IP plan, in which OPTA announced the results of an investigation carried out by analysis into the migration of the co-locators from the MDF locations to the street cabinets. Analysis concluded that the viability of the business case for access to the street cabinet is limited. In the eyes of OPTA this could mean that DSL operators do not have a full alternative for the dismantling of the MDF locations. OPTA therefore decided that it will investigate other alternatives. The decision of OPTA does not affect the start of the rollout of the new street cabinets in June 2007. We will discuss the outcome of the Analysis report with OPTA. Today the wholesale broadband access service is already in use by DSL operators and this service will also be delivered on our new All-IP infrastructure. We will also explore other possible alternatives for access to our All-IP network in order to be able to dismantle the MDF locations according to our original plans. The first dismantling of MDF locations is expected to take place in 2008. At that time we expect to have developed alternatives that are compliant with views of OPTA.

Amended Telecommunication law in 2007

On February 1, 2007 the Telecommunications Act has been changed. The key change is that landlords (including municipalities) now have an explicit right to require the retirement of cables which have been idle for at least 10 years as from the moment the usage of these cables has been terminated. For current idle cables landlords of public grounds cannot require retirement before 2018 to the extent that these idle cables do not hinder existing other cables and other underground infrastructure. Currently the KPN network in The Netherlands comprises of approximately 350,000 kilometers of cables and ducts.

Currently KPN is investigating whether the adjustment to the Act will result in legally enforceable retirement obligations and the recognition of an obligation. When KPN concludes that the new Act leads to a legally enforceable retirement obligation an asset retirement obligation should be recognized if the obligation can be reliably estimated. The initial recognition of such an Asset Retirement Obligation will then be capitalized for an equal amount under Property, Plant and Equipment. The provision should be measured at the present value of management’s best estimate of the expenditure required to settle the obligation.

Important parameters which may have an impact on a possible Asset Retirement Obligation are:
•	the total length of cables and ducts becoming idle, which is strongly related to future network strategy and innovation;
•	the number of landlords requiring retirement; and
•	the timing of retirement.

In case of recognition of a provision and the capitalization of an equal amount, future results will be impacted by additional depreciation on Property, Plant and Equipment and by additional Finance Costs. Because the new act is effective as from February 1, 2007, it has no effect on the balance sheet at December 31, 2006.

Market analysis decisions fixed markets (The Netherlands)

The implementation of the new regulatory framework was finalized on January 1, 2006, the day on which OPTA’s December 21, 2005 decisions for the markets for fixed telephony, leased lines and broadband entered into force. From the market analysis procedures carried out by OPTA it was concluded that KPN had ‘significant market power’ in a number of wholesale and retail markets and that OPTA would impose several obligations on KPN in order to remedy the competition problem identified. The decisions on the cable TV markets were published on March 17, 2006. These decisions will also be of relevance to KPN. The following table provides a list of all markets on which KPN was found to have significant market power and the obligations imposed on KPN on each of these markets.

Back to Contents    42

Fixed telephony	Retail markets

Low and high capacity access; local and national calls, fixed‑to‑mobile calls, dial‑up Internet calls, calls to services numbers (0800/090x; 084/087)

Obligations: non‑discrimination, transparency, price control by way of both a price cap (initially set at the then current level) and a price floor. From the moment our wholesale line rental (WLR) offer is accepted by OPTA, we will be allowed to raise our access tariffs in line with inflation correction.

OPTA has ruled that price floor regulation should also apply to KPN’s retail Voice over Broadband, but no price cap regulation.

Wholesale markets

Low capacity access

OPTA requires KPN to allow Carrier Pre-Select (CPS) providers to rent telephone access lines (PSTN and ISDN-2) on wholesale terms from KPN and resell the lines to customers, providing a single bill that covers both line rental and telephone calls. This is also known as wholesale line rental (WLR). The WLR tariff is to be based on a retail minus rule meaning that the tariff of WLR will be based on the retail tariffs of KPN’s PSTN and ISDN1 and -2 service minus certain retail marketing costs of KPN. OPTA intends to set the minus at 15.6% for PSTN services and 14.4 % for ISDN services. The WLR service has been developed in an industry group.

Call origination for Carrier (Pre)Selection and for calls to 067(60), 0800/090x and 082 numbers

Obligations: access, price regulation by way of a wholesale price cap, non‑discrimination, reference offer, accounting separation. According to OPTA’s decision, we are not required to provide Carrier (Pre)Selection call origination for calls based on Voice over Broadband.

Local-tandem transit Obligations: access, price regulation by way of a wholesale price cap, non-discrimination, reference offer, accounting separation.
Inter-tandem transit Obligation: price control by way of a price floor.
Transit services Obligations: prohibition to charge discriminatory rates (such as volume discounts), non- discrimination, reference offer.

Call termination for calls to geographic numbers, 084/087 and 088 numbers and 112

Obligations: access, price regulation by way of a wholesale price cap, non-discrimination, reference offer, accounting separation.

Leased lines	Retail markets

Analog Leased Lines (national)

Obligation: to supply on reasonable request on non‑discriminatory and transparent terms; price regulation by way of a price cap (the prices are allowed to raise only by the rate of inflation subject to a carry‑over of one year), a prohibition to give long‑term discounts.

Leased Lines < 2 Mbs (national)

Obligation: to supply on reasonable request on non‑discriminatory and transparent terms; price regulation by way of a price cap (the prices are allowed to raise only by the rate of inflation subject to a carry‑over of one year), a prohibition to give long‑term discounts.

Analog Leased Lines (international) Obligation: to supply on reasonable request.
	Wholesale markets	Interconnecting Leased Lines < 2 Mbs Obligations: access (at regional handover points), price regulation by way of a wholesale price cap, non‑discrimination, reference offer, accounting separation.

Interconnecting Leased Lines 2 Mbs

Obligations: access (at local and regional handover points), price regulation by way of a wholesale price cap, non‑discrimination, reference offer, accounting separation.

Unbundled Access	Wholesale market

Wholesale unbundled access (including shared access) to metallic loops and sub‑loops

Obligations: access, price regulation by way of a wholesale price cap, non-discrimination, reference offer, accounting separation.

Wholesale Broadband Access	Wholesale market	High quality wholesale broadband access (with booking ratios of 1:1 up to and including 1:20) Obligations: access, non-discrimination, reference offer.

Back to Contents    43

All of the above market review decisions will be reviewed no more than three years from their effective date, unless the development of market conditions give reason for an earlier review.

Compared to the regime which was in force prior to the implementation of the new regulatory framework, OPTA’s decision to discontinue the regulation of international calls, retail leased lines of 2 Mbs bandwidth and interconnecting leased lines of bandwidths above 2 Mbs stand out. Furthermore, the new price floor regime developed by OPTA for the retail call charges (the so-called combinatorial price squeeze test) will give us more flexibility to respond to competitive developments. A retail tariff package should recover its incremental costs based on the tariffs of the required wholesale inputs plus the relevant incremental costs. In addition, retail revenues should cover the total integral costs on each of the relevant markets on a yearly basis, while the resulting retail return on sales in each market is required to be at least 5%. OPTA has introduced a new procedural system (‘traffic light model’) where new tariffs do not need to be approved ex ante by OPTA but will remain subject to ex post price control. Flat fee offers will be possible in the new system. OPTA also introduced a specific price floor regime for bundles of fixed telephony services with unregulated services.

We have appealed to all of the above market review decisions of OPTA (except for the decision on the Wholesale Broadband Access market), as have other market parties. We have put forward grounds of appeal against OPTA’s market definitions, OPTA’s conclusion that we have significant market power, and/or the remedies imposed on us. On November 30, 2006, the Trade and Industry Appeals Tribunal (College van Beroep voor het bedrijfsleven or CBb) allowed our appeal against the decision on Wholesale Line Rental, but only in respect of some minor aspects (such as the obligation to publish financial reports related to accounting separation and the obligation to report annually on the application of the cost allocation system). All major remedies remain in force. The other appeal cases are still pending.

In the market review decisions OPTA announced that it would take a separate decision on the wholesale price cap, distinguishing four alternatives depending on the specific market conditions. Alternative 1 will be applied to our call termination services (where no competition is foreseen at all), alternative 4 will be applied to inter‑tandem transit services (where competition exists but needs to be protected), and alternative 2 will be applied to most of our other wholesale services (where sustainable competition is expected for the medium term). Alternative 3 (meant for services where sustainable competition is expected for the short term) will not be applied to any of our services at present. The difference between alternatives 1 and 2 would be expressed in an adjustment factor setting an efficiency objective based on a benchmark of our costs and the costs of the ten most efficient local exchange carriers in the USA. It was established however, that we are more efficient than that. Therefore, the adjustment factor has been set at 0.0% for both alternatives. In its wholesale price cap decision of September 27, 2006, OPTA set the price cap for our wholesale services on the basis of our EDC cost allocation reporting. The price caps for our call origination and call termination services show a rise as a result of the increasing underutilization of our switched telephone network. However, we have undertaken vis-à-vis OPTA and the market parties to keep these rates at the current level. We have not appealed to this decision, nor have any of the other market parties.

Market analysis decisions mobile markets

In The Netherlands, the regulator OPTA decided on November 14, 2005, to designate all mobile operators as having ‘significant market power’ on the markets for call termination on their mobile networks. As a result all operators would have to decrease termination rates in three equal steps, starting July 2006, towards fully cost oriented tariffs by July 2008. On August 29, 2006, however the Trade and Industry Appeals Tribunal (in first and highest instance) annulled these decisions of OPTA, based on an insufficient analysis of the relevant markets. As a result OPTA has to re-decide on these markets. OPTA announced it expects a new decision by July 1, 2007. Until such decision no specific regulation applies for mobile call termination services. Also on November 14, 2005, OPTA decided not to designate any mobile operator on the market for call origination and access, thereby deciding that KPN was no longer required to offer special access to other service providers. In an appeal by Orange and Venus & Mercury (both claiming that KPN/Telfort should have been designated), the Trade and Industry Appeals Tribunal upheld OPTA’s decision.

On August 11, 2006, the Belgian regulator (BiPT) issued its final decision in relation to the termination on mobile networks. As in earlier proposals, BiPT maintained its position that all three mobile operators are considered dominant and that they should be subject to gradual MTA tariff reductions to approximately 50% of the current level between November 2006 and July 2008. In relation to the August announcement both the Belgian Competition Council and the European Commission advised BiPT that the proposed asymmetry between the MTA tariffs of Proximus, Mobistar and BASE is too large. In its final decision, BiPT indicated that it will review the proposed 2008 MTA tariff reductions in the course of 2007 in order to create symmetry between Proximus and Mobistar as well as to reduce the asymmetry between BASE and its competitors. In September 2006, all three mobile operators launched suspension and annulment proceedings against BiPT’s decision on call termination on individual mobile networks. On October 27, 2006, the Court dismissed the operators’ claim for the suspension of BiPT’s decision. The annulment procedure is ongoing.

Fixed telecommunications - The Netherlands

Legal proceedings

Unequal regulatory treatment

In July 2006, we started summary injunction proceedings against the State, claiming that the State should forthwith cease unequal regulatory treatment between the cable operators and the

Back to Contents    44

telecom operators. Both cable and telecom offer television, Internet and telephony services. Whilst the telecom sector is subject to stringent regulation, the cable sector is hardly regulated. In our opinion the multiple administrative proceedings with NMa, OPTA and the administrative courts do not offer an opportunity to submit the inequality issue to one single court, so that is why we started summary injunction proceedings against the State. The president of the Hague District Court has partly declared our claims inadmissible and has rejected our other claims. An appeal is pending.

WPS Number Information Service fine

On July 16, 2004, OPTA imposed a EUR 225,000 fine on us for knowingly violating the non‑discrimination principle by allowing CPS providers access to less telephone number information and at a higher price than our own retail organisation. This decision was quashed by the Rotterdam District Court on July 8, 2005, whereupon OPTA brought an appeal to the CBb. The CBb has dismissed the appeal on April 19, 2006. The CBb confirmed the Court’s judgment that KPN’s WPS Number Information Service cannot be considered as special access within the meaning of article 6.9 of the (old) Telecommunications Act (Tw), nor as an associated facility. Therefore, the prohibition on discrimination contained in article 6.5 of the old Tw is not applicable to the WPS Number Information Service and OPTA had no power to impose the fine on KPN.

Transit tariffs

On April 6, 2006, the CBb decided on the appeals against the Rotterdam District Court decision of December 23, 2004 regarding the cost allocation systems for our wholesale tariffs for the periods 1999/2000, 2000/2001, 2001/2002 and 2002/2003. The CBb upheld the Court’s decision that, although OPTA has discretionary power to distinguish between different cost allocation systems tailored to certain market characteristics, OPTA had no power to exempt us from the obligation to submit for approval a cost allocation system for transit and inter‑region connect services given the fact that these services are to be regarded as interconnection within the meaning of article 6.6 of the old Tw. The CBb referred this matter back to OPTA for further judgment within ten weeks of the decision. As a result of this, it became inevitable that our transit tariffs need to be reviewed with retrospective effect from 1999 on the basis of a cost allocation methodology yet to be decided by OPTA. However, all of the market parties that had objected to the non‑regulation of our transit tariffs at the time have withdrawn their objections after we concluded settlement agreements with each of them, so we expect there will be no further OPTA decision.

Wholesale tariffs 2003‑2006

As regards the wholesale tariffs that apply for the period starting on July 1, 2003, OPTA decided on a transitional regime based on the cost allocation systems (EDC VI en BU‑LRIC III) approved by OPTA. This transitional regime was in force until the new legal framework took effect. The outcome of this transitional regime was acceptable to us, but not to Tele2 and ACT who have filed objections. Most of their arguments, such as the non‑regulation of our tariffs for transit services, had been put forward on earlier occasions (and dismissed by OPTA), but new objections have been raised against the fact that OPTA has not distinguished between terminating/originating access to/from PSTN/ISDN connections and terminating/originating access to/from VoDSL connections, as well as against the fact that OPTA has not applied cost orientation to the tariffs for Bitstream access. All of these objections have been dismissed by OPTA. Tele2 and ACT have appealed this decision. On November 28, 2006, the Rotterdam District Court allowed the claims regarding VoDSL connections and the non‑regulation of our tariffs for transit services, and ordered OPTA to take a new decision. Now that Tele2 has withdrawn its objections against the non‑regulation of our transit tariffs, there will be no further OPTA judgement on that issue. OPTA’s judgment on the other issues will be deferred pending the outcome of the appeal that we and OPTA have submitted to the CBb against the Court’s decision.

Unbundled access co‑location

We are required to provide our competitors (on the same basis as our own services and our associated companies) with full and shared unbundled access to our local copper loops on fair, transparent and non‑discriminatory terms and at cost‑oriented prices. We must also allow a new entrant to co‑locate its own network equipment. We are engaged in legal proceedings against OPTA’s interventions in our recurring co‑location charges (rent and electricity). In August 2005, the Rotterdam District Court dismissed our appeal that argued that tariffs determined by OPTA are not cost‑oriented because they are not based on a cost allocation system. As regards the rent per square meter the Court decided, however, that OPTA had wrongfully failed to distinguish between industrial premises in business and residential areas. KPN successfully appealed the decision on the role of cost allocation systems to the CBb. On July 13, 2006 the CBb decided that OPTA should have observed our cost accounting system rather than use its own criterion in the form of a benchmark, and ordered OPTA to take a new decision. OPTA has not taken a new decision yet.

Unbundled access fine (1)

In its December 2003 decision, OPTA imposed a EUR 90,000 and a EUR 180,000 fine on us for allegedly violating the obligation to charge cost‑oriented prices and the prohibition on discrimination in providing unbundled access to competing providers of DSL services, respectively. We have appealed this decision before the Rotterdam District Court, but without success. We brought appeal proceedings to the CBb. The CBb dismissed our appeal, however, on May 17, 2006.

Unbundled access fine (2)

In July 2005, the Rotterdam District reversed OPTA’s March 2003 decision to impose a EUR 375,000 fine on us for allegedly violating the prohibition on discrimination in providing unbundled access to our business unit that offers DSL services and to competing providers of DSL services. The business unit allegedly had access to information on our subscribers that

Back to Contents    45

allowed it to place orders for unbundled access lines easier and more accurately. OPTA held this to be at the disadvantage of competing operators because they lacked the same details. According to the Court, however, the helpdesk facilities offered by us to our competitors to help them to “clean” rejected orders is sufficiently equivalent to the facilities used internally, provided the information is made available within a reasonable period of time. If the required information is made available within one day – as we stated during the court session – then there is no undue advantage for our internal business units. The Court referred the case back to OPTA, instructing OPTA to investigate the helpdesk facilities offer by us and to take a new decision taking the court’s judgment into account. OPTA has lodged an appeal with the CBb. The hearing took place on October 16, 2006. The CBb decision is still pending. OPTA informed us that it will defer a new decision on this matter pending the outcome of the appeal proceedings.

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

In September 2005, BASE and E-Plus joined the roaming complaint of Bouygues Telecom before the European Commission against Vodafone group and Freemove Alliance, alleging that both entities engage in anti-competitive practices in the international wholesale roaming market.

One of the markets defined in the Recommendation under the new European regulatory framework to be investigated by NRAs is the wholesale international roaming market. The NRAs of Member States will evaluate the national markets based on this common position, but it is still very uncertain if any of the NRAs will impose obligations upon their national operators.

At the beginning of 2006 the European Commission announced that it would investigate the possibility of directly regulating the international roaming tariffs. A draft regulation, directly binding in member states, was published on July 12, 2006. It is the intention to let the regulation come into effect by the summer of 2007. Under the proposed regulation wholesale roaming charges would be capped. The caps would be set by defining an EU averaged mobile termination tariff, with a multiplier of two or three depending on the destination of the traffic (same country traffic or international traffic). For retail tariffs, including calls received abroad, a cap would be set a mark-up of up to 30% on the wholesale rates. The Commission finally proposed to enhance the transparency of roaming charges for consumers, by requiring operators to provide customers with full information on applicable roaming charges when subscriptions are taken out and to update consumers regularly about these charges. The draft regulation has to be approved by the EU Counsel and the EU Parliament before it can become effective.

Mobile telecommunications – Germany

On May 19, 2004, 01081 Telecom AG submitted a formal request to the telecommunications regulator for interconnection with E-Plus’ GSM network, because it was not prepared to accept the MTA tariffs offered by E-Plus (EUR 0.149 as of December 15, 2004 and EUR 0.124 as of December 15, 2005). On September 20, 2004, the regulator decided that E-Plus is obliged to interconnect 01081 Telecom AG’s network. On December 28, 2004, the regulator determined in a separate procedure the 2005 MTA tariffs to be EUR 0.149 in line with E-Plus’ tariffs, which decision is being challenged by 01081 Telecom AG. On September 21, 2005, the administrative court in Cologne dismissed the action of 01081 Telecom AG. 01081 Telecom AG appealed before the Federal Administrative Court which suspended the procedure and at the same time initiated a procedure at the European Court of Justice.

In the spring of 2005, the German telecommunications regulator Bundesnetzagentur (BNetzA) started a consultation on E-GSM frequencies. Until the end of 2004, military services had exclusive use of those frequencies. E-Plus was involved in the consultation procedure. On November 30, 2005, the Bundesnetzagentur published its adopted GSM concept. The concept foresees that E-Plus and O2 should be allocated E-GSM frequencies (of 5 MHz each). Furthermore, in exchange for these E-GSM frequencies, E-Plus and O2 will be required to return 5 MHz of the already allocated 1800 MHz spectrum. In addition, T-Mobile, Vodafone and E-Plus will in 2007 have the option to request an extension of their GSM licenses. There is no legal appeals process against this GSM concept. The GSM concept has been politically challenged by Deutsche Bahn. Deutsche Bahn requests the frequencies to deploy its GSM-R network. On December 21, 2005, a high-level meeting with the Bundesnetzagentur, Deutsche Bahn, the Ministry of Economic Affairs, the German railways regulator Eisenbahnbundesamt, O2 and E-Plus took place. The regulator urged all interested parties to seek for a compromise in order to avoid court proceedings. E-Plus stated that according to the information provided by Deutsche Bahn, an additional demand for frequencies could not be justified. Bundesnetzagentur informed all parties that it would allocate the frequencies in early 2006. On February 3, 2006, Bundesnetzagentur allocated 5 MHz bandwidth of the E-GSM band to E-Plus. The assignment is linked to a provision to reallocate these frequencies to Deutsche Bahn, if the latter can prove the need for those frequencies. The provision expires by the end of 2009. As a result, E-Plus is now able to deploy a GSM 900 network and enhance the quality of its GSM network. Deutsche Bahn and some other companies (e.g. Netcologne, Airdata, Inquam and O2) have challenged the assignment. E-Plus is going to challenge the provision which gives Deutsche Bahn the right to ask under strict conditions for

Back to Contents    46

frequencies. The appeal has no suspensive effect. Meanwhile the protests of Deutsche Bahn and Airdata were rejected by BNetzA. Both Deutsche Bahn and Airdata sued BNetzA and brought an action to the Administrative Court of Cologne. Decisions are expected at the end of 2007 or beginning 2008.

The German regulator has completed its analysis of the termination market. According to the decision, all four GSM mobile operators are considered to have significant market power (SMP) on the call termination market. On August 30, 2006, the German regulator published its regulatory order on mobile termination. According to the regulatory order the mobile termination rates will be set by the regulator (ex-ante regulation). All four MNOs filed lawsuits against the respective regulatory orders. On August 30, 2006, the procedure started to set the MTA tariffs. According to the German telecommunications act, cost information to be provided by the operators must be the primary source for price regulation. Although the regulator is legally obliged to take utmost account of what the European Commission is proposing (e.g. the Commission recommended to base the regulation on a cost model), the German regulator based its decision on an international benchmark. The cost information which was provided by E-Plus was considered to be insufficient. On November 8, 2006, the German regulator ordered to lower the MTA tariffs of all four mobile operators. E-Plus and O2 had to reduce the MTA tariffs from EUR 0.124 to EUR 0.0994 per minute by November 23, 2006 and T-Mobile and Vodafone were forced to lower their MTA tariff from EUR 0.11 to EUR 0.0878 per minute. All four mobile operators started proceedings against the respective MTA tariff decisions.

Mobile telecommunications – The Netherlands

Licenses

With the acquisition of Telfort, KPN now holds licenses for KPN Mobile The Netherlands (GSM 900, DCS 1800 and UMTS) and Telfort (DCS/ E-GSM and UMTS). The GSM 900 licenses of KPN Mobile The Netherlands and Vodafone will expire on April 1, 2010, unless extended by the Minister of Economic Affairs. In December 2006, the Minister announced its intention to extend the license of KPN until February 13, 2013 against a yearly payment of EUR 6,356,822. The DCS 1800 licenses of KPN and Telfort will expire on February 26, 2013. Following a potential integration of the networks of KPN Mobile and Telfort, KPN may potentially sell and transfer licenses with the consent of the Minister or return them. Meanwhile, the licenses are available to KPN Mobile and Telfort. On November 21, 2006, KPN announced an agreement in principle with T-Mobile to transfer the E-GSM frequencies that are part of Telfort’s license to T-Mobile as of September 2007, which was finalized on January 29, 2007. The transfer requires approval of the Minister of Economic Affairs.

Orange instituted civil proceedings against the State of The Netherlands claiming damages in relation to the DCS 1800 licensing, for which Orange paid approximately EUR 270 million in an auction. According to Orange, the State allowed the creation of an uneven playing field in the Dutch mobile market, because KPN Mobile and Vodafone were not required to pay fees for their GSM 900 frequencies. These claims were rejected in the first instance in 2001, but Orange has lodged an appeal, which is still pending.

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

Versatel, MCI and KPN appealed OPTA’s decisions in pending MTA tariff-related disputes, in which OPTA ruled not to intervene for periods prior to January 1, 2004 and to apply the agreed tariffs as of that date. On September 27, 2006, the Trade and Industries Appeals Tribunal (CBb) annulled the earlier judgment of the Court of Rotterdam that OPTA should re-decide, and judged that OPTA had no jurisdiction if no direct interconnection agreement existed and that in cases where such agreement existed OPTA was not allowed to judge whether (initially) agreed tariffs were reasonable. All outstanding disputes are thereby terminated without any obligation for repayment by mobile operators.

OPTA decided on November 14, 2005, to designate all mobile operators as having ‘significant market power’ on the markets for call termination on their mobile networks. As a result OPTA decided that operators as of July 1, 2008, would have to charge call termination tariffs not higher than tariffs that OPTA would decide, based on a LRIC (Long Run Incremental Costs) cost allocation system, to be developed by OPTA. On August 29, 2006, however, the Trade and Industry Appeals Tribunal (in first and highest instance) annulled these decisions of OPTA, based on an insufficient analysis of the relevant markets. As a result OPTA has to re-decide on these markets, which decision OPTA announced to render by July 2007. Until such decision no specific regulation applies for mobile call termination services.

Mobile telecommunications – Belgium

Peak/off-peak litigation against Proximus

As from October 2003, BASE changed its peak hours for interconnections from 8-19 to 10-22 hours and abolished its low weekend interconnect tariff. BiPT confirmed the reasonableness of BASE’s interconnection request in a decision dated August 29, 2003. Proximus appealed this decision before the Brussels Court of Appeals and BASE intervened in this procedure. In two decisions dated June 18, 2004 and September 15, 2005, the Court annulled the BiPT decision and, consequently, overruled BiPT’s decision to impose an amended interconnection agreement with BASE on Proximus. BiPT and BASE have lodged an appeal with the Supreme Court (Hof van Cassatie) in order to overturn the first

Back to Contents    47

judgment by the Court of Appeals. As a result of the appeal decisions, the Court also ruled in 2006 that BASE is not entitled to claim the interconnect fees that were withheld by Proximus following a refusal of the latter to accept BASE’s new peak/off-peak structure. Due to Proximus’ continuous refusal to accept BASE’s new peak/off-peak structure, BASE was forced to terminate its direct interconnection agreement with Proximus as from the end of October 2005, as far as the termination of Proximus’ voice traffic on BASE’s network is concerned. This traffic is now routed via Belgacom’s network.

Abuse of dominant market position: litigation against Proximus (1)

On June 25, 2003, BASE initiated court proceedings against Proximus for the alleged abuse of its dominant market position. BASE seeks a reduction in Proximus’ interconnection rates as well as a compensation for damages suffered due to this anti-competitive behavior (tentatively estimated at EUR 560 million). On March 1, 2004, Mobistar voluntarily intervened in this procedure, estimating its claim against Proximus to amount to EUR 106 million. The parties are currently exchanging written arguments. Pleadings took place in January 2007. A decision is expected in the course of 2007.

Abuse of dominant market position: litigation against Proximus (2)

On February 18, 2005, BASE launched an additional procedure against Proximus for the latter’s alleged abuse of its dominant position on the Belgian mobile market. This procedure is based on the argument of discrimination and aims at obtaining a ‘cease and desist’ order against the disadvantageous on-net tariffs applied by Proximus. In December 2005, the Commercial Court dismissed BASE’s claim. BASE will appeal this decision.

Abuse of dominant market position: litigation against Belgacom

By not accepting the MTA tariffs set by BASE, Belgacom has in BASE’s view abused its dominant position on the transit market of international incoming traffic over the past several years. Because negotiations to reach an amicable settlement failed, BASE lodged a complaint against Belgacom before the Belgian Competition Council on June 2, 2004. This procedure is currently pending.

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

Number portability – porting costs: appeal procedure

In a decision of September 16, 2003, BiPT determined the costs that mobile operators may charge one another for performing the porting-out of a customer to a competitor. Following an appeal by Mobistar, the Court of Appeals, by judgment of October 14, 2004, suspended the decision of BiPT, and has asked a number of ‘prejudicial’ questions to the European Court of Justice in relation to the directives 2002/22 (universal service) and 2002/21 (framework directive). This procedure is currently pending.

Back to Contents    48

Back to Contents

Operating results

Our Financial Statements are prepared in accordance with IFRS, which varies in certain significant respects from US GAAP. Information relating to the nature and effect of such differences is presented in ‘Information on US GAAP’ in the Notes to the Consolidated Financial Statements. The following discussion includes various forward-looking statements. Please see ‘Forward-Looking Statements’, as well as ‘Risk Factors’ for a description of certain factors, many of them outside our control, that may affect our operating results. For additional information about how we calculate customer data, including ARPU, see ‘Presentation of Financial and Other Information’.

Back to Contents

Consolidated Results of Operations

In millions of Euro	2006	2005	2004

Net sales	11,837	11,685	11,630
Other revenues	104	126	116
Total revenues	11,941	11,811	11,746

Other income	116	125	73
Total	12,057	11,936	11,819

Own work capitalized	–112	–112	–147
Cost of materials	900	1,044	984
Work contracted out and other expenses	4,314	4,075	3,911
Employee benefits	1,435	1,441	1,706
Depreciation, amortization and impairments	2,614	2,376	2,190
Other operating expenses	683	764	530
Total operating expenses	9,834	9,588	9,174

Operating profit	2,223	2,348	2,645

Finance costs – net	–520	–547	–589
Share of the profit of associates and joint ventures	7	13	1
Profit before taxes	1,710	1,814	2,057

Income taxes	–127	–360	–300
Profit for the period	1,583	1,454	1,757
Profit attributable to minority shareholders	0	–17	–50
Profit attributable to equity holders of the parent	1,583	1,437	1,707

Back to Contents    49

In millions of euro, unless otherwise stated	2006	2005	2004

- Total revenues Fixed division	6,608	6,867	7,242
- Total revenues Mobile division	6,448	5,773	5,254
- Total revenues ‘Other activities’	74	230	333
- Intercompany revenues	–1,189	–1,059	–1,083
Total revenues	11,941	11,811	11,746

Other income	116	125	73
Total	12,057	11,936	11,819

- Operating expenses Fixed division	5,245	5,367	5,440
- Operating expenses Mobile division	5,645	5,100	4,383
- Operating expenses ‘Other’	133	180	434
- Intercompany expenses	–1,189	–1,059	–1,083
Total operating expenses	9,834	9,588	9,174

Operating profit	2,223	2,348	2,645
Operating profit Fixed	1,402	1,516	1,809
Operating profit Mobile	805	757	881
Operating profit ‘Other’ (including intercompany)	16	75	-45

2006

HIGHLIGHTS AND TRENDS
•	Group revenues and other income increased
- Mobile revenues increased in Germany,The Netherlands and Belgium
•	Continued net line loss, supported by strong growth in VoIP
•	Continued growth in broadband and TV
•	Position in our segment Business strengthened with acquisitions and contract wins
•	All-IP transformation on track
•	Continued FTE reduction and costs savings
•	Ongoing impact of regulation

revenues

Total revenues increased by EUR 130 million to EUR 11,941 in 2006. The EUR 259 million decrease in revenues in the Fixed division and EUR 156 million decrease in Other activities were more than compensated by a EUR 675 million increase in the Mobile division.

The improved performance of all our mobile operators in Germany, The Netherlands and Belgium resulted in increased revenues. The consolidation of Telfort since October 4, 2005 contributed EUR 416 million additional revenues in The Netherlands in 2006. MTA tariff reductions negatively influenced mobile revenues in an amount of EUR 191 million.

The Fixed division noted a decrease in revenues of 3.8%, of which 2.3% (EUR 158 million) was due to regulatory MTA reductions. The lower decrease in revenues compared to 2005 (5.2%) was caused by the continuing downward trend in line losses in the traditional market. This was partly compensated by a growth in VoIP-lines during 2006, both in our consumer and in our business market. New acquisitions (such as Narrowcasting, CSS, NewTel, Enertel, Nozema, Demon and Speedlinq) during 2006 contributed an amount of approximately EUR 100 million to our revenues.

The decrease of EUR 156 million for our other activities was mainly the result of the sale of Xantic as of February 14, 2006. The sale resulted in EUR 140 million lower revenues.

For 2007 KPN expects that group revenues will be stable.

Other income

Other income in 2006 includes the gains on the sale of Xantic amounting to EUR 74 million, EUR 8 million on the sale of a part of the activities of SNT Germany and EUR 32 million related to the gains on the sale of property, plant and equipment.

OPERATING EXPENSES

Operating expenses increased by EUR 246 million (2.6%) to EUR 9,834 million. An increase of EUR 545 million is attributable to the Mobile division, a decrease of EUR 122 million (2.3%) attributable to the Fixed division and a decrease of EUR 47 million to our Other activities.

The operating expenses in our Mobile division increased by 10.7% mainly as a result of the consolidation of Telfort resulting in additional operating expenses for Mobile The Netherlands amounting to EUR 498 million. The additional operating expenses include a goodwill adjustment for the acquisition of Telfort amounting to EUR 175 million as a result of a restructuring and accelerated depreciation and amortization charges on the networks of the Mobile group and the Telfort licenses for a total amount of EUR 109 million. Higher operating expenses within Mobile The Netherlands were compensated by EUR 160 million lower expenses for E-Plus mainly resulting from lower cost of materials due to significantly lower handset expenses and lower expenses as a result of MTA tariff reductions for all our mobile operators.

Implementation of the restructuring initiatives announced in the strategy review in March 2005 is well on track. Since year-end 2004, KPN has reduced its workforce in The Netherlands by 17% or 3,673 FTEs (excluding subsequent acquisitions), exceeding the stated objective of a minimum of 1,500 FTE reductions per annum. As a result in 2006 we recognized EUR 71 million for restructuring charges (in 2005: EUR 92 million) of which EUR 7 million related to an outsourcing contract in our Fixed division. EUR 29 million restructuring charges (in 2005: EUR 54 million) related to the Fixed division, EUR 22 million (in 2005: EUR 3 million) to the Mobile division and EUR 20 million to Other activities (in 2005: EUR 35 million).

Our All-IP program may have effect on our operating expenses. Project and integration costs in the first year may increase by an amount which may be slightly higher than the anticipated book gains from the sale of our technical buildings.

Back to Contents    50

Total operating expenses of our Fixed division decreased in line with the decrease in revenues and is mainly caused by MTA tariff reductions (EUR 158 million), continued headcount reduction, lower depreciation charges, and energy tax reimbursement amounting to EUR 20 million partly offset by higher work contracted out and other expenses as a result of increased subscriber acquisition costs with respect to ‘InternetPlusBellen’. 2005 operating expenses included a fine of EUR 17 million to OPTA and a payment of EUR 18 million to competitors (without admitting any liability).

Operating expenses within other activities decreased by EUR 47 million as a result of the sale of Xantic resulting in EUR 116 million lower operating expenses partly offset by the release of EUR 63 million relating to the provision for pension charges in the 2005 income statement.

Operating profit

Operating profit decreased by 5.3% from EUR 2,348 million in 2005 to EUR 2,223 million in 2006. For a further discussion of the factors underlying the developments in operating profits, we refer to the above sections and the discussion on the segmental results of operations.

In summary, the operating profit in 2006 was influenced significantly by, among others, the following elements:
•	accelerated depreciation and amortization charges on the networks of the Mobile group and the Telfort licenses for a total amount of EUR 109 million;
•	regulatory MTA tariff reductions resulting in EUR 84 million lower operating results;
•	a restructuring at Telfort resulting in a goodwill adjustment amounting to EUR 175 million;
•	a gain on the sale of Xantic amounting to EUR 74 million and the sale of property, plant and equipment amounting to EUR 32 million; and
•	an energy tax reimbursement at our Fixed division amounting to EUR 20 million.

Financial income and expense

Net finance costs decreased from EUR 547 million in 2005 to EUR 520 million in 2006 by 4.9%. Compared to last year, financing costs were lower as a result of refinancing transactions in 2005 and 2006 which resulted in improved interest rate profile on our debt portfolio.

Share of the profit of associates and joint ventures

The share of the profit of associates and joint ventures relates to the results of Esprit Telecom (formerly known as Zeus Telecom), Tetraned, Mobirail, Nostalgienet, and Pluk.

Income taxes

The 2006 tax charge amounted to EUR 127 million, the effective tax rate being 7.5% in 2006 (20.0% in 2005).

The decline of the effective tax rate is explained by:
•	the Telfort restructuring, impacting both profit before tax (additional amortization charge of EUR 175 million) and corporate tax (benefit of EUR 100 million);
•	tax-exempted book gains on the 2006 sale of Xantic (EUR 74 million) and the NTT DoCoMo settlement in 2005 (EUR 58 million);
•	positive effects from adjustments of the Dutch statutory tax rate in 2006 of EUR 158 million on deferred taxes (2005: EUR 52 million) (the Dutch corporate tax rate was lowered from 29.6% in 2006 to 25.5% effective January 1, 2007); and
•	EUR 73 million recognition of the deferred tax asset for carry forward losses at BASE in 2005.

After several years of paying no corporate income tax, based on general economic, market and business developments KPN expects to move into a tax paying position in The Netherlands as from 2007. For the medium term KPN’s Dutch tax payments will be affected by the recapture of the E-Plus losses of EUR 11.5 billion, set off against the Dutch Mobile profits since 2002. Pursuant to the recapture method agreed upon with the Dutch tax administration the yearly EBITDA (operating profit adjusted for depreciation, amortization and impairments) amount of E-Plus is included in KPN Mobile’s taxable result and taxed at 25.5% until, in principle, the cumulative EBITDA amounts of 2007 and subsequent years reach the loss still to be recaptured as per December 31, 2006 of EUR 8.5 billion. The excess of the tax payment over the tax charge that will arise in the Netherlands as from 2007 due to the recapture will continue until the EUR 8.5 billion loss has been recaptured.

In Germany and Belgium no material tax payments are expected for the medium term.

2005

HIGHLIGHTS AND TRENDS
•	Line losses in traditional markets accelerated
•	Available infrastructure for new services as VoIP and IPTV
•	Increased ISPs’ market share
•	FTE reduction program on track
•	KPN Mobile The Netherlands
- increased revenue due to revised strategy as from mid 2004
- acquisition of Telfort
•	E-Plus revised strategy mid 2005
•	BASE continued growth

revenues

Total revenues increased by EUR 65 million (0.6%) to EUR 11,811 million in 2005. The EUR 519 million increase in revenues of our Mobile division more than offset the EUR 375 million decline experienced by our Fixed division.

Back to Contents    51

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

Revenues of our Fixed division decreased by 5.2%. More than half (EUR 195 million) of this decrease (2.7%) was due to regulatory MTA tariff reduction. The remainder of the decrease results from an accelerating trend of traditional voice services shifting to ADSL and IP-based platforms and a fiercely competitive market, including mobile operators and cable VoIP offers. Although revenues from new technology-based products and services have increased steadily, the increase did not fully offset the decline from traditional services.

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

Operating expenses

Group operating expenses increased by EUR 414 million to EUR 9,588 million (4.5%), which is more than the 1.0% increase in revenues and other income. The increased operating expenses are mainly caused by EUR 717 million increased operating expenses within our Mobile division, partly compensated by lower operating expenses within the Fixed division (EUR 73 million) and lower operating expenses ‘other’ (EUR 254 million).

The operating expenses of the Mobile division increased more than proportionally (16.4%) compared to the 9.9% increase in revenues mainly as a result of the first full year amortization of UMTS licenses (impact of EUR 201 million) and as a result of the consolidation of Telfort (EUR 147 million), compensated by lower expenses as a result of MTA tariff reductions.

During 2005, the workforce in The Netherlands was reduced by nearly 10%, or 2,106 FTEs, exceeding the stated objective of a minimum of 1,500 FTE reductions per annum. In 2005 we recognized EUR 92 million for restructuring costs (in 2004: EUR 59 million), of which EUR 54 million (2004: EUR 25 million) related to the Fixed division, EUR 3 million in the Mobile division (2004: 11 million) and EUR 35 million in Other activities (2004: EUR 23 million).

Operating expenses within our Fixed division includes a fine of EUR 17 million to OPTA and a payment of EUR 18 million to competitors (without admitting any liability) following the conclusion of the investigation into discounts given by KPN to certain fixed telephony business customers.

Operating expenses ‘Other’ decreased mainly as a result of the sale of PanTel in February 2005 and due to the fact that EUR 63 million is released from the pension provisions. Following the conclusion of a new Collective Labor Agreement (agreed in principle in December 2005), certain (pre) pension plans were amended and partly abolished resulting in a lower required pension provision.

Operating profit

The operating profit in 2005 decreased by 11.2% (EUR 297 million) compared to 2004. For a further discussion of the factors underlying the developments in operating profits, we refer to the above sections and the discussion on the segmental results of operations.

Summarized, the operating profit in 2005 was influenced significantly by, among others, the following elements:
•	regulatory MTA reductions resulting in EUR 121 million lower operating result;
•	full-year amortization on UMTS licenses in Germany and The Netherlands (impact: EUR 201 million);
•	a fine of EUR 17 million to OPTA and a payment of EUR 18 million to competitors; and
•	a release of the pension provision amounting to EUR 63 million

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

Back to Contents    52

rates and reduced valuation allowances on deferred tax assets for tax loss carry forwards. These influences continued during 2005. Particularly, the 2005 tax charge showed the effects of further lowered Dutch corporate tax rates as well as further reduced valuation allowances on deferred tax assets for tax loss carry forwards, albeit the effects were smaller than in 2004.

In 2005, the change in the Dutch corporate tax rate resulted in a EUR 24 million (2004: EUR 128 million) downward adjustment of Koninklijke KPN’s deferred tax asset and a EUR 72 million gain (2004: EUR 307 million) resulting from a downward adjustment of KPN Mobile’s and Telfort’s deferred tax liabilities.

In 2005, we reduced the valuation allowance on BASE’s deferred tax asset for corporate tax loss carried forwards by EUR 73 million (2004: EUR 138 million). These reductions were the result of improved profitability outlooks.

Back to Contents

Segmental Results of Operations

Fixed division

In millions of euro	2006	2005	2004

Net sales Consumer	2,259	2,384	2,441
Net sales Business	2,530	2,647	2,941
Net sales Wholesale and Operations	4,702	4,941	5,217
Other net sales (including intercompany revenues)	–2,913	–3,144	–3,399
Total net sales	6,578	6,828	7,200
Other revenues	30	39	42
Total revenues	6,608	6,867	7,242
- of which external revenues	5,962	6,294	6,674

Other income	39	16	7
Total	6,647	6,883	7,249

Own work capitalized	–23	–21	–24
Cost of materials	275	271	235
Work contracted out and other expenses	1,923	1,889	1,992
Employee benefits	877	914	1,002
Depreciation, amortization and impairments	1,172	1,276	1,309
Other operating expenses	195	278	161
Intercompany expenses	826	760	765
Total operating expenses	5,245	5,367	5,440

Operating profit	1,402	1,516	1,809

SEGMENTATION

In millions of euro	2006	2005	2004

Consumer	2,262	2,384	2,441
Business	2,530	2,649	2,949
Wholesale and Operations	4,729	4,973	5,249
Other Fixed (including intercompany)	–2,913	–3,139	–3,397
Total revenues	6,608	6,867	7,242

Other income	39	16	7
Total	6,647	6,883	7,249

Total operating expenses	5,245	5,367	5,440

Operating profit	1,402	1,516	1,809
- Consumer	189	338	377
- Business	264	281	382
- Wholesale and Operations	924	881	1,041
- Other (including intercompany)	25	16	9

Back to Contents    53

Our principal sources of revenue are:

Traffic revenues, which include:
• traffic revenues with respect to the fixed switched telephony network;
• national and international wholesale services; and
• portal enabling services.

Access revenues such as subscription revenues and one-off connection revenues, which include:
•	monthly subscription revenues and one-off connection revenues for traditional fixed telephony and flat fees for broadband xDSL and IP-VPN connections based on capacity provided;
•	transmission services: include service revenues for fixed-network connections; and
•	local loop services: monthly rental fees and initial fees paid for MDF Access and Co-location.

Other sources of revenue include:
•	inbound and outbound call services and e-mail handling services, as well as sales support services and directory assistance;
•	monthly subscription fees for dial-up Internet, shares in telephony usage revenues, TV-subscription fees, online advertising revenues and the sales of modems, Internet portal services and Internet content;
•	IP services like IP Dial-In Services, billed at local tariffs based on minutes used; and
•	integrated, outsourced and managed solutions.

For a more detailed description of the services we offer and the corresponding sources of revenues, please refer to the section ‘Information about the Company’.

2006

In 2006, total revenues decreased by 3.8% from EUR 6,867 million to EUR 6,608 million.

•	The revenue decline in the traditional Voice market (in particular as a result of telephone line loss) was not fully compensated by a revenue increase in the new services (ADSL, VoIP and TV) and revenue effects from our 2006-acquisitions. Consequently, revenues within segment Consumer decreased by 5.1% (EUR 122 million) to EUR 2,262 million.
•	Total revenues of segment Business decreased by 4.5% (EUR 119 million) to EUR 2,530 million compared to 2005 due to lower net sales of Voice Business and Connectivity. This decrease was slightly offset by higher net sales of EnterCom and IMS as a result of new acquisitions. The lower revenues are mainly caused by the migration from traditional voice traffic and data to new mostly IP-based services, which are rendered at lower tariffs.
•	Wholesale and Operations total revenues decreased by 4.9% or EUR 244 million (in 2005 by 5.3% or EUR 276 million). A significant part of this decrease (EUR 114 million) relates to MTA tariff reductions (in 2005 EUR 139 million). The remainder mainly arose from lower internal traditional revenues as a result of lower traffic volumes, partly compensated by increased national and international wholesale services.

Operating expenses decreased by 2.3% (EUR 122 million) to EUR 5,245 million. This decrease mainly reflects:
•	EUR 104 million decline in depreciation and amortization charges as a result of a lower fixed assets base due to retirements;
•	lower other operating expenses as a result of a EUR 25 million decrease in restructuring charges from EUR 54 million in 2005 to EUR 29 million in 2006 (including EUR 7 million relating to an outsourcing contract) and the fact that 2005 included a fine of EUR 17 million to OPTA and a payment of EUR 18 million to competitors (without admitting any liability);
•	an energy tax reimbursement amounting to EUR 20 million; and
•	an increase in other operating expenses and work contracted out as a result of increased subscriber acquisition costs with respect to ‘InternetPlusBellen’.

2005

In 2005, total revenues decreased by 5.2% from EUR 7,242 million to EUR 6,867 million.
•	Within the consumer market the decline in fixed voice traffic and subscription revenues accelerated (minus EUR 82 million). This unfavorable trend reflects competition, price reductions and in particular technological and behavioral changes that drive customers away from traditional telephony services towards mobile and IP-based communication solutions. As a result, total revenues decreased by 2.3% to EUR 2,384 million. This decline was partly offset by an increase of Internet related revenues (EUR 16 million).
•	In the Business segment the total revenues decreased by 10.2% from EUR 2,949 million to EUR 2,649 million. These lower revenues were mainly caused by the effect of fierce price competition, as well as the migration from traditional voice traffic, equipment and leased lines towards new, mostly IP-based services. These new services are mostly rendered at lower tariffs and the revenues of these new growth areas did not offset the decrease in the traditional services.
•	In 2005, total revenues from Wholesale and Operations decreased by 5.3% to EUR 4,973 million, mainly as a result of lower national traffic volumes, partly compensated by an increase in international and transit volumes.

Operating expenses decreased by 1.4% from EUR 5,440 million to 5,367 million due to:
•	savings in the infrastructural and IT costs (headcount reduction and other savings);
•	an additional charge to the restructuring provisions amounting to EUR 29 million in 2005 (in 2005 totaling to EUR 54 million, while in 2004 EUR 25 million was charged);
•	increased operational expenses for TV and broadband services;
•	increased purchase cost in wholesale market as a result of increased transit and international wholesale volumes; and
•	other operating expenses, which also includes a fine of EUR 17 million to OPTA and a payment of EUR 18 million to competitors (without admitting any liability) following the conclusion of OPTA’s investigation into discounts given by KPN to certain fixed telephony business customers.

Back to Contents    54

Segment Consumer

In millions of euro	2006	2005	2004

Voice Consumer	1,462	1,674	1,756
Internet	738	699	683
Other (incl. Intrasegment revenues)	59	11	2
Total net sales	2,259	2,384	2,441
Other revenues	3	0	0
Total revenues	2,262	2,384	2,441
- of which External revenues	2,243	2,365	2,414

Cost of materials	37	57	51
Work contracted out and other expenses	144	81	79
Own work capitalized	-2	0	0
Employee benefits	65	60	62
Depreciation, amortization and impairments	80	42	19
Other operating expenses	102	93	92
Intercompany expenses	1,647	1,713	1,761
Total operating expenses	2,073	2,046	2,064

Operating profit	189	338	377

Revenues

2006

The Dutch communication market is fast moving towards broadband-centric customers wanting to enjoy the advantages of ‘digital communications’ such as low cost calling, flat-rate pricing and digital entertainment. During 2006 this transformation process reached a new phase, with approximately 1.4 million Dutch households subscribing to VoIP, offered by cable operators, alternative DSL operators or us. As a result, our telephone lines fell sharply but the rapid take-up of ‘InternetPlusBellen’ (our main VoIP product) significantly offset this trend. The sharp increase of these bundled VoIP/DSL packages (an increase of 0.5 million) is in contrast with the decline of traditional voice packages (a decrease of 0.3 million).

In this dynamic market setting we have strengthened our position as the leading provider of voice and broadband services and we continued to be a fast growing provider of digital TV. In VoIP our share in VoIP adds increased significantly during the course of 2006. We continued to grow in broadband, adding more than half a million subscribers and further expanding to a market share of almost 41%. Our KPN TV customer base (during 2006 marketed as ‘Digitenne’) continued to increase and reached 265,000 connections.

The revenue decline in the traditional voice market (in particular as a result of telephone line losses) was not fully offset by a revenue increase in the new services (ADSL, VoIP and TV) and revenue effects from our 2006-acquisitions. Overall, revenues declined by EUR 122 million (5.1%) with further deteriorating margins.

2005

2005 was a year in which the number of broadband and mobile-only households saw a significant increase. Mobile-only usage increased to approximately 16% 1) of the Dutch households (excluding the Small offices and Home offices market) by the end of 2005. The Dutch penetration rate for residential broadband (including cable) is the highest in Europe. Broadband penetration 1) has increased from 45 per 100 households in the fourth quarter of 2004 to approximately 58 per 100 households in the fourth quarter of 2005. This growth in broadband connections into a very significant potential market scale in 2005 was also a main reason for the VoIP rollout in the residential market.

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

Operating expenses

2006

Operating expenses increased in 2006 by 1.3% from EUR 2,046 million to EUR 2,073 million compared to a 5.1% decrease in revenues. Overall, the higher marketing costs (including subscriber acquisition costs) for the Internet and TV business lines, reflecting the competitive nature of these markets were not fully offset by the effects of cost-cutting programs and MTA tariff reductions. Work contracted out and other expenses increased by EUR 63 million mainly as a result of increased subscriber acquisition costs with respect to ‘InternetPlusBellen’.

Intercompany expenses decreased by EUR 66 million, mainly as a result of lower purchases from Wholesale Services and Operations following the decline in demand for traditional voice services (traffic and lines).

2005

Operating expenses decreased in 2005 by 0.9% from EUR 2,064 million to EUR 2,046 million as compared to a 2.3% decrease in revenues. Overall, the decrease shows that the effects of cost-cutting programs and MTA tariff reductions were almost fully offset by higher marketing costs for the Internet and TV business lines, reflecting the competitive nature of these markets.

1) Mobile-only and broadband penetration rates are based on estimates

Back to Contents    55

Intercompany expenses decreased by EUR 48 million, mainly as a result of lower purchases from Wholesale Services and Operations following the decrease in voice traffic and fixed lines. Other intercompany expenses for billing, IT and management fees decreased slightly due to cost reduction at these departments.

Voice Consumer

Revenues (in millions of euro)	2006	2005	2004

Traffic fees	498	596	661
Subscriptions, connection fees and other	964	1,078	1,095
Total net sales Voice Consumer	1,462	1,674	1,756

Number of connections (in thousands)	2006	2005	2004

PSTN	3,554	4,518	4,836
ISDN	374	481	523
VoIP packages (voice/ broadband)	517	13	-
Total voice connections	4,445	5,012	5,359

Traffic volumes (in billions of minutes)	2006	2005	2004

Domestic local	5.66	6.67	7.27
Domestic long-distance	2.41	2.82	3.11
Total domestic	8.07	9.49	10.38
Fixed-to-mobile	1.03	1.12	1.10
International	0.31	0.37	0.41
Total Voice Consumer	9.41	10.98	11.89

Tariffs (in EUR/minute)	2006	2005	2004

Average local tariff	0.028	0.028	0.028
Average domestic long-distance tariff	0.034	0.034	0.034
Average fixed-to-mobile tariff	0.164	0.184	0.207
Average international tariff	0.180	0.189	0.198

2006

The trend towards more VoIP households had a significant financial impact. Our PSTN/ISDN customer base eroded, with a sharp decline in traffic and subscription revenues. This negative trend reflects competition, price reductions and in particular technological and behavioral changes that drive customers away from traditional telephony services towards IP-based communication solutions.

The massive move to IP is also reflected in a downturn of the number of voice packages sold. In 2006 our range of packages serves about 1.1 million customers, about 275,000 lower than in 2005. This unfavorable trend was partly offset by the rapid spread of innovative terminals (called ‘Telefoon met Belminuten’) that reached a total of approximately 160,000 sold units (the installed base increased to approximately 250,000 units).

Our installed base decreased by almost 1.1 million PSTN and ISDN connections. As a result, subscription and connection revenues declined by almost 11%. Thanks to our success with ‘InternetPlusBellen’ we stemmed net customer line loss considerably.

These trends also contributed to a major and ongoing decline of the (switched) voice traffic market. In 2006, the traditional Dutch voice minute market shrunk by approximately 19% as a consequence of more minutes moving from switched to VoIP. KPN’s number of traditional voice minutes was 15% down compared to 2005. The turnaround in market share development, becoming visible from mid 2005, continued. KPN’s voice market share was in 2006 approximately 3.5% higher than in 2005.

As a result of the above mentioned developments total voice revenues declined by 12.7%, from EUR 1,674 million in 2005 to EUR 1,462 million in 2006.

2005

In 2005, the market for fixed line telephony was marked by an accelerating decrease in traffic and subscription revenues. This unfavorable trend reflects competition, price reductions and in particular technological and behavioral changes that drive customers away from traditional telephony services towards mobile and IP-based communication solutions. The impact of Voice over IP (VoIP) on Business Line Voice’s operations is accelerating. The Dutch fixed voice market is moving towards broadband-centric customers expecting to benefit from the advantages of digital communications such as free calling and flat-rate pricing. In the second half year of 2005, VoIP was especially strong amongst the cable operators. KPN introduced its own VoIP product ‘InternetPlusBellen’ during 2005 at a slow pace. At the end of 2005, ‘InternetPlusBellen’ has reached its point of required quality for a national rollout in 2006.

In 2005, total revenues of Voice consumer decreased by 4.7% to EUR 1,674 million. Net sales from subscriptions (including other revenues) of EUR 1,078 million (2004: EUR 1,095 million), decreased by 1.6% whereas net sales from traffic decreased by 9.8% to EUR 596 million (2004: EUR 661 million).

The trends towards more mobile-only and VoIP-only households is eroding our PSTN/ISDN customer base and by that our revenue base. Our installed base decreased by 360,000 PSTN and ISDN connections. As a result, subscription and connection revenues declined by 1.6%. There was no change in tariffs during 2005.

The decrease in sales from traffic was driven by both a substantial decline in traffic volumes and a decrease in the fixed-to-mobile tariffs as per December 2004 and December 2005 (total impact EUR 27 million). A substitution in communication from switched voice to voice over IP, MSN and peer-to-peer VoIP products such

Back to Contents    56

as Skype also contributed to the decrease in total market of voice minutes. The traffic volumes in billions of minutes dropped by 7.7% to 11.0 billion (2004: 11.9 billion). Minutes in all traffic categories declined except for Fixed-to mobile, which illustrates a mix effect of increased mobile-only usage and decreased fixed-line subscriptions. Domestic traffic volumes decreased, as a result of a declining overall switched telephony market (both lines and traffic) and ongoing competition from Carrier (Pre)Select and direct access operators. The effect of competition in the switched telephony market, however, diminished during 2005 as result of more effective customer retention efforts. This is illustrated by a steadily rising share by the switched minute market.

Internet

Net sales (in millions of euro)	2006	2005	2004

Net sales	738	699	683
- of which Internet dial-up revenues	63	96	186

Total ADSL connections KPN Platform (*1000)	2,135	1,740	1,381
Total ADSL connections KPN ISPs (*1000)	2,044	1,485	936
Internet dial-up traffic volumes (in billions of minutes)	1.06	2.61	5.31
KPN’s share of retail broadband market	40.9%	36.1%	29.7%

2006

In The Netherlands 7 out of every 10 households have Internet access, while penetration of broadband is one of the highest in the world. As a consequence, dial-up Internet services rapidly decreased in significance. Many providers operate in this mature broadband market, including cable operators, alternative DSL operators and other service providers.

As part of our strategy to increase our broadband market share, the aggressive rollout of ‘InternetPlusBellen’, our bundle for VoIP and ADSL, was very important. A large part of these contracts are either new KPN customers or KPN customers that did not yet have an ADSL connection.

As part of our strategy we executed smart acquisitions. In 2006 we acquired Speedlinq and Demon. Compared to 2005, our retail broadband market share increased from 36.1% to 40.9% as of December 31, 2006.

In 2006, total Internet revenues increased by 5.6% to EUR 738 million (2005: EUR 699 million). Higher revenues from increased ADSL connections more than offset lower revenues from dial-up minutes and a negative price effect resulting from an increase in lower priced ADSL packages. The number of ADSL connections from KPN ISPs increased by 38% to 2,044 thousand at the end of 2006 (including approximately 99,000 customers from acquired ISPs and excluding connections from pending acquisitions).

2005

In 2005, total net sales of Internet increased by 2.3% to EUR 699 million (2004: EUR 683 million). Higher revenues from increased ADSL connections more than offset lower revenues from dial-up minutes (a decrease of 48%). The number of ADSL connections increased by 26% to 1,740,000 at the end of 2005 (of which 1,485,000 through our own ISPs and Direct ADSL and 255,000 through third party ISPs). As a result of the aggressive competition in the broadband and Internet market, the KPN market share of the total broadband market decreased slightly to 42.3% (including cable-users). However, due to intensive acquisition programs, takeovers of ISPs Freeler and Hcc!Net, and the takeover of the KPN ADSL Tiscali customers, the retail broadband market share increased from 29.7% to 36.1% in 2005. The KPN ISP customer base increased by 549,000 to approximately 1,485,000 by the end of 2005.

Due to market competition the bandwidth capacity of each broadband package increases at stable price levels. KPN has introduced new packages to accommodate a wider range over bandwidth demand. Bandwidth capacities were also upgraded for all packages during the year. The number of ADSL connections with a relatively low price and corresponding bandwidth increased strongly resulting in a changed customer mix, partly due to migration of dial up customers to the lower end of our ADSL portfolio (e.g. ‘ADSL Tijdsurfen’).

The mix of ADSL connections is as follows:

Installed base (in % total DSL connections)	2006	2005	2004

- % Slim/Time (varying from 375 to 750 kb/s down - 128 kb/s up); including VoIP only.	8%	5%	4%
- % Go (1500 kb/s down - 256 kb/s up)	49%	41%	27%
- % Lite/Quick (varying from 3000 to 4000 kb/s down – 256 to 512 kb/s up)	32%	38%	46%
- % Basic (6,000 kb/s down - 768 kb/s up)	9%	13%	20%
- % Plus/Extra/Fast/ (varying from 8000 to 20,000 kb/s down - 1,024 kb/s up)	2%	3%	3%

Other

In millions of euro	2006	2005	2004

Net sales	59	11	2

Net sales of ‘Other’ include revenues from TV, media and Hotspots (wireless Internet access points at public locations). The number of Digital TV subscriptions increased from approximately 184,000 (including approximately 60,000 Digitenne subscriptions) in 2005 to approximately 265,000 at the end of 2006.

Back to Contents    57

Segment Business

In millions of euro	2006	2005	2004

Voice Business	1,086	1,240	1,383
Connectivity	696	732	788
Integrated & Managed Solutions	417	406	419
EnterCom	436	406	439
Other (incl. intrasegment revenues)	–105	–137	–88
Total net sales	2,530	2,647	2,941

Other revenues	-	2	8
Total revenues	2,530	2,649	2,949
- of which External revenues	2,358	2,489	2,790

Other income	5	4	0
Total	2,535	2,653	2,949

Own work capitalized	1	0	–1
Cost of materials	179	149	124
Work contracted out and other expenses	209	191	214
Employee benefits	232	225	267
Depreciation, amortization and impairments	85	77	67
Other operating expenses	37	69	59
Intercompany expenses	1,528	1,661	1,837
Total operating expenses	2,271	2,372	2,567

Operating profit	264	281	382

Revenues

2006

Total revenues of segment Business decreased by 4.5% (EUR 119 million) to EUR 2,530 million compared to 2005 due to lower net sales of Voice Business and Connectivity. This decrease was somewhat offset by higher net sales of EnterCom and IMS as a result of additional acquisitions. The lower revenues are mainly caused by the migration from traditional voice traffic and data to new mostly IP-based services, which are rendered at lower tariffs. Voice experienced an ongoing migration towards broadband and mobile solutions combined with market share loss in the traditional voice market and the MTA tariff decline (EUR 23 million) as a result of OPTA regulation.

Increased broadband penetration caused a decline of fixed line usage, particularly in Internet dial-up airtime usage but also partly in voice airtime usage due to voice-to-data substitution (e.g. Voice over IP, e-mail, MSN-messenger).

More and more (larger) companies are opting for IP-VPN connectivity. As IP-VPN penetration rates increase, spending shifts away from fixed telephony based solutions, e.g. leased lines.

2005

Total revenues of segment Business decreased by 10.2% (EUR 300 million) compared to 2004 to EUR 2,649 million due to lower net sales of Voice, Connectivity, EnterCom and Integrated & Managed Solutions. The lower revenues were mainly caused by the effects of increasing (price) competition, as well as the migration from traditional voice traffic, equipment and leased lines to new mostly IP-based services, which are rendered at lower tariffs. Voice experienced an ongoing migration towards broadband and mobile solutions combined with market share loss in the traditional voice market and the MTA tariff decline (EUR 29 million) as a result of OPTA regulation.

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

Operating expenses

2006

Total operating expenses in 2006 compared to 2005 decreased by EUR 101 million (4.3%) to EUR 2,271 million.

The decrease of EUR 133 million in intercompany costs is closely related with the decline in the net sales of the business lines Voice and Connectivity (revenues decreased EUR 190 million). Work contracted out and other expenses increased as a result of increased net sales at IMS and EnterCom.

Other operating expenses decreased by EUR 32 million mainly due to the fact that 2005 included an OPTA fine of EUR 17 million and a payment of EUR 18 million to competitors following the conclusion of OPTA’s investigation into certain discounts offered to certain business customers.

2005

Total operating expenses in 2005 compared to 2004 decreased by EUR 195 million (7.6%) to EUR 2,372 million.

The cost of materials increased by EUR 25 million mainly due to higher purchases for large Managed Services programs (e.g. Porto phones LARA/C2000, NAM and Stork/KVWS). This was partly compensated by lower material costs for equipment due to lower sales.

Back to Contents    58

The cost of work contracted out and other external expenses decreased by EUR 23 million mainly caused by lower sales volumes in traditional voice-equipment deliveries, lower international costs for connections and network maintenance expenses.

The costs of employee benefits decreased by EUR 42 million compared to 2004, mainly caused by increased efficiency and reduction of workforce by 440 FTE and the selling of Application Consultancy (end of 2004) resulting in a reduction of approximately 117 FTEs.

Other operating expenses increased by EUR 10 million mainly caused by a fine of EUR 17 million to OPTA and a payment of EUR 18 million to competitors following the conclusion of OPTA’s investigation into certain discounts offered to certain business customers. This increase was partly offset by a EUR 22 million lower net addition to the reorganization provision compared to 2004.

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

VOice business

Net sales (In millions of euro)	2006	2005	2004

Traffic fees	555	687	829
Subscriptions, connection fees and other	531	553	554
Total net sales	1,086	1,240	1,383

Number of connections (in thousands)	2006	2005	2004

PSTN	905	965	1,024
ISDN	923	943	964
Total number of connections	1,828	1,908	1,988

Traffic volumes (in billions of minutes)
Domestic local	3.06	3.67	4.48
Domestic long-distance	2.76	3.29	3.99
Total domestic	5.82	6.96	8.47
Internet-related	0.76	1.40	2.89
Fixed-to-mobile	1.25	1.29	1.32
International	0.45	0.52	0.59
Total Voice Business	8.28	10.17	13.27

In EUR/minute	2006	2005	2004

Average local tariff	0.037	0.036	0.035
Average Internet tariff	0.039	0.029	0.026
Average domestic long-distance tariff	0.052	0.053	0.052
Average fixed-to-mobile tariff	0.168	0.188	0.210
Average international tariff	0.188	0.187	0.184

Net sales

2006

In 2006, Voice Business net sales decreased by 12.4% to EUR 1,086 million. Net sales from subscriptions and connection fees decreased by 4.0% to EUR 531 million, whereas net sales from traffic decreased by 19.2% to EUR 555 million (2005: EUR 687 million).

The fixed telephony business is in continuous decline caused by an ongoing migration towards broadband and mobile solutions combined with market share loss in the traditional voice market. Both broadband and mobile services are negatively affecting fixed line revenues from both traffic and subscriptions.

In 2006, the traffic volumes in billions of minutes dropped by 18.6%. Minutes in all traffic categories fell, but the decline was most notable for Internet traffic, as a result of accelerated broadband penetration, which resulted in higher churn of dial-up customers. Domestic traffic volumes declined, as a result of a declining overall telephony market and ongoing competition from traditional fixed-telephony and (cable) VoIP operators. The decrease in the number of connections also contributed to the decline in the number of calls and traffic volumes. In 2006, however, our market share stabilized, due to further improved customer retention efforts and new discount propositions.

The decrease in revenues from subscriptions and connection fees was caused by a 4.2% decrease in the number of connections in 2006. Both the number of PSTN and ISDN connections decreased, although the decrease in PSTN connections was larger. The decrease in the number of connections is the result of both accelerated penetration of mobile-only usage as well as broadband access competition, VoIP offerings in the Small and Medium sized Enterprises (SME) market and direct access offerings in the corporate market.

2005

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

Back to Contents    59

In 2005, total traffic volumes in billions of minutes dropped by 23.4%. Minutes in all traffic categories fell, but the decline was most notable for Internet traffic, as a result of accelerated broadband penetration, which resulted in higher churn of dial-up customers. Domestic traffic volumes declined, as a result of a declining overall telephony market and ongoing competition from Carrier (Pre)Select and direct access operators (e.g. BT, Versatel). The decrease in the number of connections also contributed to the decline in the number of calls and traffic volumes. In 2005, however, our market share declined slower than in 2004, due to improved customer retention efforts. The average tariff per minute for total traffic increased in 2005. This increase is a result of a change in the mix of traffic categories. Traffic volumes of Internet and local calls are declining in relation to fixed-to-mobile and international calls. As a result of OPTA regulation for mobile terminating tariffs (total effect of EUR 29 million in 2005) fixed-to-mobile tariffs declined.

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

Connectivity

In millions of euro	2006	2005	2004

Net sales	696	732	788

	2006	2005	2004

Number of analog leased lines (in ’000)	33	38	43
Number of digital leased lines (in ’000)	7	10	17
IP-VPN connections (Epacity) (in ’000)	44	39	30
VPN (customers)	1,735	1,760	1,409

Net sales

2006

In 2006, net sales for Connectivity decreased by 4.9% to EUR 696 million.

Revenues declined primarily for traditional data transmission services (national and international). This is due to customers migrating towards more cost-effective IP and fiber-based network services and other competitors and related severe price erosion. An increase of traditional services is only seen for Managed Private Lines (point-to-point broadband solutions), as a result of the ongoing increase of PIN-payments and demand from the alarm and surveillance sector.

In the new data market our strong IP-VPN and E-VPN propositions have been well received and are stimulating the migration trend from point-to-point (leased lines) to any-to-any (VPN-connections) solutions. The number of IP-VPN connections grew 13% and the number of E-VPN connections grew by approximately 125%. KPN managed to maintain a leading position in the Dutch IP-VPN market. The chosen strategy of cross- and up-sell towards managed solutions has proven to be successful in 2006. Increasing revenues are expected from value added Cybre Centre and Hosting services in 2007 and onwards.

Business DSL connections grew 125% in the last year. With our business proposition we are able to stimulate over 54 thousand small and medium enterprises to do their e-business via KPN providing a solid base for new applications and services.

2005

In 2005, net sales for Connectivity decreased by 7.1% to EUR 732 million. Revenues from transmission services both nationally and internationally decreased by 21.5% mainly due to the continued decrease in the number of leased lines, both analog and digital. Revenues from broadband services showed an increase of 6.4% in 2005 due to growing demand for broadband services.

The decline in revenues from traditional transmission services was partly offset by a growth in revenues from network services. Both IP-VPN and Ethernet VPN revenues increased in 2005 due to the continued migration from traditional services such as leased lines and Frame Relay. Zakelijk (Business) DSL revenues also benefited from migration of ISDN lines to xDSL connections in 2005. As a result total revenues of network services increased by 11.5%.

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

Integrated & Managed Solutions

In millions of euro	2006	2005	2004

Net sales	417	406	419

	2006	2005	2004

Number of Customer programs	123	121	106
Managed VPN (in ’000)	11	12	10

Back to Contents    60

Net sales

2006

Total net sales increased by EUR 11 million (2.7%) in 2006. This was mainly due to the increase in number of Customer Programs. The price erosion in the Customer Programs has been compensated by larger volumes per customer and an increasing number of customers.

2005

Total net sales decreased by EUR 13 million (3.1%) in 2005, mainly as a consequence of the sale of Application Consultancy in December 2004 (revenue in 2004: EUR 16 million), which was only partly compensated by Customer Programs. The number of Customer Programs increased by 15, but with a lower average revenue per program due to price erosion.

EnterCom

In millions of euro	2006	2005	2004

Net sales	436	406	439

Net sales

2006

Net sales increased by 7.4% to EUR 436 million mainly due to an increase in projects. The traditional voice deliveries decreased due to the highly competitive market combined with lower revenues as a result of a decrease in the installed base. This was offset by an increase of revenues from data solutions and related services such as Managed IPT.

2005

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

Wholesale and Operations

In millions of euro	2006	2005	2004

Net sales excluding SNT	4,308	4,555	4,847
SNT	394	386	370
Total net Sales	4,702	4,941	5,217
Other revenues	27	32	32
Total revenues	4,729	4,973	5,249
- of which External revenues	1,355	1,433	1,460

Other income	33	12	7
Total	4,762	4,985	5,256

Own work capitalized	–21	–21	–22
Cost of materials	58	64	53
Work contracted out and other expenses	1,561	1,613	1,695
Employee benefits	556	600	645
Depreciation, amortization and impairments	1,004	1,157	1,223
Other operating expenses	72	106	9
Intercompany expenses	608	585	612
Operating expenses	3,838	4,104	4,215

Operating profit	924	881	1,041

Revenues

2006 and 2005

Wholesale and Operations total revenues decreased by 4.9% or EUR 244 million (in 2005 by 5.3% or EUR 276 million). A significant part of this decrease (EUR 114 million) is related to MTA tariff reductions (in 2005 EUR 139 million). The remainder mainly arose from lower internal traditional revenues as a result of traffic volumes (as indicated in the table below), partly compensated by increased transit and international traffic volumes. The external revenues decreased by 5.4% (in 2005 by 1.8%) as a result of the migration from traffic related revenues to flat fee solutions for VoIP and xDSL.

Traffic volumes

Traffic volumes (in billions of minutes)	2006	2005	2004

Terminating	13.04	13.49	13.57
Originating – voice	8.94	10.96	11.95
Originating – Internet	0.97	1.99	3.94
Transit	8.44	6.78	6.11
International	9.03	7.93	6.89
Total Wholesale Services and Operations	40.42	41.15	42.46

Back to Contents    61

National traffic volumes decreased by 5.4% to 31.4 billion in 2006 (in 2005 a decrease of 6.6% to 33.2 billion), mainly due to the decrease in originating voice minutes and in 2005 also due to a decrease in traditional voice services. The decrease in originating Internet minutes of 51.3% (in 2005 49.5%) reflects the migration to ADSL. The reduced volumes in traditional voice and originating voice results from increasing competition as well as migration to VoIP. The increase in transit volumes is partly caused by the increase in ‘mobile only users’.

International traffic volumes increased by 13.9% (in 2005 15.1%) as a result of a continuing growth of mobile traffic services and increased volume by new and existing parties. International call volumes have benefited from the fast developing global market for the trading of minutes, mainly in Africa and the Middle East and in 2005 also in Asia. The average revenue per minute fell as a result of fierce competition in the wholesale carrier market and the impact of MTA regulation mainly in European countries.

Operating expenses

2006

Operating expenses decreased by 6.5% to EUR 3,838 million. The main reasons were lower depreciations due to a reduced asset base and MTA tariff reductions, partly offset by increased purchase cost following increased international and transit wholesale volumes.

The costs of materials, work contracted out and other external expenses decreased as a result of lower interconnect charges to third party mobile operators resulting from MTA tariff reductions (total effect of EUR 114 million) and a EUR 20 million Ecotax refund partly offset by higher purchasing costs because of increased wholesale services.

The charges for employee benefits decreased by 7.3% due to a reduction of the number of employees (approximately 650 FTE).

Depreciation, amortization and impairment charges continued to decrease as a result of a lower asset base.

Other operating expenses included restructuring charges (including EUR 7 million relating to an outsourcing contract) amounting to EUR 25 million (in 2005: EUR 52 million) relating to the restructuring plans announced in March 2005.

Interdivision settlements increased by 3.9% to EUR 608 million reflecting business developments in our retail segments and due to higher mobile terminating and transit volumes.

2005

Operating expenses decreased by 2.6% to EUR 4,104 million. The main reasons were lower depreciations due to a reduced asset base and MTA reductions, partly offset by increased purchase cost following increased international and transit wholesale volumes.

Cost of materials increased by 11 million, mainly resulting from increased energy expenses for infrastructure and real estate.

The costs of work contracted out and other external expenses decreased as a result of lower interconnect charges to third party mobile operators resulting from MTA tariff reductions (total effect of EUR 139 million) partly offset by higher purchasing costs because of increased wholesale services.

The charges for employee benefits decreased by 7.0% due to a reduction of the number of employees (approximately 600 FTE).

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

MOBILE division

	Amounts in millions of euro	2006	2005	2004

	Service revenues	6,128	5,327	4,802
- of which:	- Germany	2,698	2,461	2,291
	- The Netherlands	2,867	2,368	2,139
	- Belgium	609	541	417
	- Intercompany	–46	–43	–45

	Hardware and other revenues	320	446	452
	Total revenues	6,448	5,773	5,254
	- of which External revenues	5,904	5,286	4,739

	Other income	2	84	10
	Revenues and other income	6,450	5,857	5,264

	Own work capitalized	–90	–91	–122
	Cost of materials	576	734	706
	Costs of work contracted out and other external expenses	2,266	2,005	1,693
	Employee benefits	397	391	399
	Depreciation and impairments	753	695	643
	Amortization and impairments	677	383	184
	Other operating expenses	410	378	284
	Inter-division settlements	656	605	596
	Total operating expenses	5,645	5,100	4,383

	Operating profit	805	757	881

Back to Contents    62

Mobile division’s revenues are presented as follows:
•	Service revenues, consisting of:
	-	traffic revenues. These are charged at an agreed price for a fixed duration of time or capacity. Airtime rates vary depending on proposition (prepaid vs. postpaid) as well as destination and time of the call. Traffic revenues also include:
		-	traffic bundles, offered in combination with a subscription;
		-	value-added service revenues, charged for our value-added mobile voice and data services (i-mode, messaging services, voice mail and information services);
		-	roaming revenues, received from other network operators for their clients’ calls placed on our networks; and
		-	termination revenues, charged to other telecommunication companies for calls originating on their networks and terminating on our networks.
	-	fixed monthly subscription fees. These are billed monthly to our contract customers for providing them access to our network irrespective of their actual airtime usage. The fees include handset service fees.
•	Hardware and other revenues. These include revenues other than service revenues and comprise primarily hardware revenues – revenues from the sale of SIM cards, handsets and accessories – as well as income from intellectual property rights (IPR) and site sharing.

Due to our acquisition of Telfort in 2005, we currently own two mobile operators in The Netherlands. Telfort is being consolidated as from October 4, 2005 and forms part of The Netherlands’ figures.

In 2005, KPN acquired the remaining 2.16% interest in KPN Mobile held by NTT DoCoMo – then having a carrying value of EUR 115 million – for a net consideration of EUR 5 million and an agreement allowing the use of NTT DoCoMo’s technology by O2 in Germany, a right previously granted exclusively to KPN. The resulting EUR 110 million gain was recorded for EUR 26 million as revenues and for EUR 84 million as other income. KPN allocated EUR 26 million to IPR income (of which half recorded by KPN Mobile The Netherlands and the other half by E-Plus), EUR 25 million to trademark damages (recorded by E-Plus) and EUR 59 million to negative goodwill (recorded by KPN Mobile Holding).

Germany

Amounts in millions of euro	2006	2005	2004

Service revenues	2,698	2,461	2,291
Hardware and other revenues	196	336	307
Revenues	2,894	2,797	2,598
- of which External revenues	2,850	2,750	2,552

Other income	0	25	10
Revenues and other income	2,894	2,822	2,608

Own work capitalized	–65	–70	–91
Cost of materials	325	504	468
Costs of work contracted out and other external expenses	1,135	1,146	1,040
Employee benefits	222	209	202
Depreciation and impairments	396	425	392
Amortization and impairments	282	253	147
Other operating expenses	263	237	186
Interdivision settlements	109	123	103
Total operating expenses	2,667	2,827	2,447

Operating profit	227	–5	161

Revenues and other income

2006

In 2006, revenues were up 3.5% as higher service revenues, up 9.6%, were to some extent offset by lower hardware and other revenues. Service revenues increased on higher traffic volumes. Hardware and other revenues were lower due to the success of SIM-only offers. The growth of the German mobile market and E-Plus’ increased share thereof were reflected in an enlarged customer base, up to 12.6 million at year-end 2006 (2005: 10.7 million).

While the customer base rose again in 2006, ARPU saw a further decrease to EUR 19 mainly due to regulatory MTA tariff reductions, tariff optimization induced by customers as well as the changed postpaid/prepaid mix due to the high prepaid customer intake during the year.

The estimated 12.9% service revenue market share as of December 31, 2006 (2005: 11.7%) demonstrates the impact hereof on E-Plus’ position in the German market. As of December 2006, E-Plus served 6.0 million postpaid customers, representing 47% of its total customer base (2005: 52%). This decrease is the result of E-Plus’ focus on partnerships, such as with Aldi (offering only prepaid), meaning that a large share of the customer base growth in 2006 related to prepaid customers.

2005

In 2005, revenues increased by 7.7% mainly driven by growth in E-Plus’ customer base. With an 11.7% service revenue market share as of December 31, 2005 (2004: 11.2%), E-Plus further

Back to Contents    63

strengthened its position in the German market. As of December 2005, E-Plus served 5.6 million postpaid customers, constituting 52% of the total customer base (2004: 50%).

Although the number of subscribers rose in 2005, ARPU decreased to EUR 21 mainly due to regulatory MTA tariff reductions and the changed tariff-mix, which more than offset the positive AMPU development. Service revenues increased by 7.4% on higher traffic volumes in 2005, whereas hardware and other revenues (up EUR 29 million) benefited from a EUR 13 million IPR income due to the NTT DoCoMo settlement.

The below tables summarize the developments in customer base, traffic volumes, average revenues and gross churn ratios of E-Plus:

CUSTOMER BASE DEVELOPMENT

Number of customers in thousands at December 31,	2006	2005	2004

Postpaid	6,005	5,574	4,724
Prepaid	6,649	5,174	4,787
Total	12,654	10,748	9,511

TRAFFIC VOLUMES, AMPU, ARPU AND CHURN

	2006	2005	2004

Total traffic volumes (in millions of minutes)	15,350	9,376	7,943

Weighted monthly AMPU (in minutes)	110	79	76
Postpaid	192	135	134
Prepaid	32	21	22

Total monthly ARPU (in EUR)	19	21	22
Postpaid	32	35	38
Prepaid	6	6	7

Gross churn ratio	25%	23%	20%
Postpaid	22%	16%	19%
Prepaid	27%	30%	21%

In 2006, postpaid gross churn increased due to the higher volume of contract expirations as well as clearing inactive customers, while in 2005 prepaid gross churn rose due to clearing inactive customers.

Operating expenses

2006

In 2006, operating expenses decreased 5.7%, or EUR 160 million, mainly due to lower cost of materials and lower acquisition costs due to our SIM-only strategy, which means SIM cards are distributed without a handset and cheaper distribution channels such as the Internet are employed.

2005

In 2005, operating expenses increased by 15.5%, or EUR 380 million, primarily due to growth in the customer base, but also as a result of a full year’s amortization of the UMTS license (impact: EUR 132 million). Amortization and depreciation charges rose in 2005 as the amortization of UMTS licenses and network started in September and October 2004 respectively. Cost of materials increased as the number of postpaid handsets sold rose. Work contracted out increased in line with increased traffic volumes. Although E-Plus reduced the dealer commission per new customer in line with its new strategy, the total amount spent on dealer commissions was higher than in 2004 due to the increased number of gross additions. The network costs increased in line with the rollout of new sites. The increase in other operating expenses reflects the fact that E-Plus spent more on marketing and brand communications, rather than focus on dealer commissions and discounts.

The Netherlands

As a result of the acquisition in October 2005, Telfort is being consolidated as from October 4, 2005. The 2005 figures for The Netherlands including and excluding the effects of the Telfort acquisition are shown below.

Amounts in millions of euro	2006	2005 (incl. Telfort)	2005 (excl. Telfort)	2004

Service revenues	2,867	2,368	2,247	2,139
Hardware and other revenues	113	115	110	132
Revenues	2,980	2,483	2,357	2,271
- of which External revenues	2,462	2,016	1,923	1,780

Own work capitalized	–25	–20	–19	–27
Cost of materials	241	206	196	215
Costs of work contracted out and other external expenses	887	655	596	490
Employee benefits	134	129	120	128
Depreciation and impairments	259	169	157	144
Amortization and impairments	377	111	87	31
Other operating expenses	89	89	80	54
Interdivision settlements	562	496	490	507
Total operating expenses	2,524	1,835	1,707	1,542

Operating profit	456	648	650	729

Revenues

2006

The Netherlands’ 2006 revenues increased by 20.0%, or EUR 497 million, to EUR 2,980 million, representing both stand-alone growth for KPN Mobile The Netherlands and a full-year’s consolidation of Telfort. Service revenue growth for

Back to Contents    64

The Netherlands amounted to 21.1% or EUR 499 million, despite a EUR 68 million adverse impact from regulatory MTA tariff reductions.

The growth in 2006 service revenues resulted from a larger postpaid customer base, despite a slightly lower postpaid AMPU. Lower tariffs and ongoing migration from prepaid to postpaid propositions contributed to the reduction of postpaid ARPU. On the other hand, prepaid ARPU increased due to cleaning up of the prepaid costumer base in the second half 2005 resulting in a lower prepaid costumer base and as a result of the fact that Telfort prepaid costumers generate a higher ARPU. The Netherlands succeeded in further strengthening its leading position in the Dutch market: the service revenue market share amounted to an estimated 46.9% in 2006 (2005: 39.9%).

With four mobile operators and numerous mobile service providers, the Dutch market remains competitive. In this market, KPN remains focused on customer value over customer base by emphasizing its postpaid propositions. Marketing and sales efforts aimed at attracting high-value postpaid customers contributed to an 18.3% growth of KPN’s postpaid customer base in 2006. Furthermore, the reduced level of handset subsidies on prepaid contracts resulted in a 1.0% decrease in prepaid customers.

2005

The Netherlands’ 2005 revenues were up by 9.3% or EUR 212 million, primarily due to the acquisition of Telfort (5.5% or EUR 126 million). Service revenue growth for KPN Mobile The Netherlands (excluding Telfort) amounted to 5.0% or EUR 108 million, despite a EUR 81 million adverse impact from regulatory MTA tariff reductions. KPN Mobile The Netherlands’ hardware and other revenues were EUR 22 million or 16.7% lower, mainly due to reduced handset sales (EUR 15 million) and risen discounts (EUR 16 million), despite a EUR 13 million IPR income from the NTT DoCoMo settlement.

Growth in the Dutch 2005 service revenues was attributable to a larger postpaid customer base, despite a slightly lower postpaid AMPU. Reduced tariffs and migration from prepaid to postpaid propositions reduced the postpaid ARPU. The prepaid ARPU decreased as well due to lower MTA tariffs and the migration of high-end prepaid customers to postpaid propositions. The increased postpaid base and the rising popularity of postpaid bundles caused service revenues to increase by 10.7%.

Increased marketing and sales efforts – aimed at stimulating high-end prepaid customers to migrate to postpaid propositions – contributed to a 20.7% standalone growth of KPN Mobile The Netherlands’ postpaid customer base in 2005. Furthermore, in 2005, KPN reduced the handset subsidies on prepaid contracts and cleared a large number of inactive customers from its customer base, resulting in a 20.3% standalone decrease in prepaid customers.

The tables below summarize the developments in customer bases, traffic volumes, average revenues and gross churn ratios of our mobile operators in The Netherlands. The 2005 figures for The Netherlands including and excluding the effects of the Telfort acquisition are shown below.

CUSTOMER BASE DEVELOPMENT

Number of customers in thousands at December 31,	2006	2005 (incl. Telfort)	2005 (excl. Telfort)	2004

Postpaid	3,855	3,260	2,639	2,186
Prepaid	4,787	4,812	3,101	3,890
Total	8,642	8,072	5,740	6,076

TRAFFIC VOLUMES, AMPU, ARPU AND CHURN

	2006	2005 (incl. Telfort)	2005 (excl. Telfort)	2004

Total traffic volumes (in millions of minutes)	13,182	9,819	9,059	8,081

Weighted monthly AMPU (in minutes)	132	123	124	122
Postpaid	265	271	268	273
Prepaid	34	29	29	35

Total monthly ARPU (in EUR)	29	30	31	32
Postpaid	56	63	65	70
Prepaid	9	8	8	10

Gross churn ratio	29%	32%	32%	14%
Postpaid	19%	15%	14%	17%
Prepaid	35%	43%	44%	13%

KPN Mobile The Netherlands (excluding Telfort) showed a traffic growth in 2006 amounting to 9.8%. This traffic growth was mainly driven by a 16% increase in the number of postpaid customers. Postpaid AMPU of KPN Mobile The Netherlands declined as the increasing number of postpaid customers mainly consisted of migrating prepaid customers. Total traffic increased by 34.2% due to the organic growth and the acquisition of Telfort.

The decrease in churn was caused by a decrease of the prepaid churn, reflecting the cleaning in 2005 of the customer base. This was partly compensated by a higher post-paid churn. The increase in post-paid churn was caused by Telfort having a higher churn rate and KPN Mobile The Netherlands (excluding Telfort) having an increasing churn due to a stronger focus on segments with less loyalty.

KPN Mobile The Netherlands showed a 12.1% standalone growth in traffic volumes in 2005 with strong growth in postpaid traffic volumes offset by a decrease in prepaid traffic volumes, both in line with customer base developments. Weighted monthly AMPU

Back to Contents    65

and total monthly ARPU did not change significantly as a result of the Telfort acquisition.

Operating expenses

2006

Operating expenses were up by 37.5% mainly as a result of the full-year consolidation of Telfort in 2006 contrary to only the fourth quarter of 2005. The operating expenses of Telfort included higher depreciation and amortization charges (EUR 109 million) due to shortened depreciation terms of assets affected by the network integration and the decision to accelerate the amortization of Telfort licenses. Following the 2006 restructuring of Telfort, EUR 175 million in goodwill – recognized in the books of KPN Mobile The Netherlands – was adjusted downward as all tax loss carry forwards available at acquisition date were fully used. This resulted in a higher valuation of the deferred tax asset and lower goodwill.

2005

Operating expenses in 2005 were up by 19.0%, also as a result of the acquisition of Telfort in the fourth quarter (8.3% or EUR 128 million). KPN Mobile The Netherlands’ efforts to acquire and retain postpaid customers resulted in higher dealer commissions and bonuses (4% or EUR 60 million) comprised in costs of work contracted out. Increased costs resulting from the larger customer base and related increase in traffic volumes were almost fully compensated by lower access tariffs, partially by MTA tariff reductions due to OPTA regulation. Moreover, 2005 is the first full year, in which KPN Mobile The Netherlands utilized its UMTS network and licenses; therefore, amortization and depreciation charges related to this 3G network increased by EUR 69 million, or 3.8% of total operating expenses in 2005.

Belgium

Amounts in millions of euro	2006	2005	2004

Service revenues	609	541	417
Hardware and other revenues	11	7	11
Revenues	620	548	428
- of which External revenues	588	518	407

Other income	2	0	0
Revenues and other income	622	548	428

Own work capitalized	0	–1	–4
Cost of materials	7	23	23
Costs of work contracted out and other external expenses	237	200	165
Employee benefits	39	47	62
Depreciation and impairments	99	100	108
Amortization and impairments	18	19	6
Other operating expenses	52	51	42
Interdivision settlements	23	24	21
Total operating expenses	475	463	423

Operating profit	147	85	5

Revenues

2006

While our customer base increased from 2.0 million as of December 31, 2005 to 2.4 million in 2006, our blended ARPU remained stable compared to EUR 24 in 2005. The change in the prepaid/postpaid mix, promotions and the effect of the reduced MTA tariffs as of November 1, 2006 were offset by a usage increase in our existing customer base. BASE estimates it has approximately a 15% share of total revenues in the Belgian mobile market (2005: over 13% and 2004 approximately 11%). As of November 1, 2006, BiPT took a first step to reduce the MTA tariffs, with further reductions expected during 2007 and 2008.

2005

BASE’s 2005 revenues showed a 28.0% increase primarily due to growth of its customer base. The number of customers in Belgium increased from 1.6 million to 2.0 million, up 21.5%. BASE also succeeded in reducing both prepaid and postpaid churn, which contributed to the favorable development of its customer base. Blended ARPU was stable throughout 2005: whereas postpaid ARPU decreased by EUR 4 or 6.2% – in spite of a significant increase in postpaid AMPU – due to introduction of flat-fee plans, prepaid ARPU increased to EUR 15 – despite a slightly lower AMPU – due to the reduced amount of free minutes.

The tables below summarize the developments in customer base, traffic volumes, average revenues and gross churn ratios of our mobile operators in Belgium.

CUSTOMER BASE DEVELOPMENT

Number of customers in thousands at December 31,	2006	2005	2004

Postpaid	461	429	323
Prepaid	1,897	1,572	1,324
Total	2,358	2,001	1,647

TRAFFIC VOLUMES, AMPU, ARPU AND CHURN

	2006	2005	2004

Total traffic volumes (in millions of minutes)	3,508	2,579	1,850

Weighted monthly AMPU (in minutes)	137	117	107
Postpaid	390	271	213
Prepaid	71	78	80

Total monthly ARPU (in EUR)	24	24	24
Postpaid	60	61	65
Prepaid	14	15	14

Gross churn ratio	20%	17%	19%
Postpaid	19%	20%	24%
Prepaid	20%	16%	17%

Back to Contents    66

Under the current tariffs and conditions introduced by BASE in 2005, prepaid customers are removed from the customer base after one year of inactivity (i.e., customers without incoming or outgoing traffic).

Operating expenses

Operating expenses increased by 2.6% in 2006 compared to 2005. Cost of materials and cost of work contracted out increased by EUR 21 million. This increase can be explained by higher interconnection costs caused by increased traffic volumes, higher external costs resulting from our outsourcing activities, and higher costs for network extension and optimization. This increase was partly offset by lower dealer commissions and roaming costs. Salary-related expenses decreased by EUR 8 million compared to 2005 mainly due to the lower average number of FTEs (2006: 477; 2005: 533). The decrease in FTEs was the result of outsourcing projects in the second half of 2005.

Operating expenses were up 9.5% in 2005; employee benefits were 24.2% lower because of the reduction of the number of employees during the year. BASE is progressively outsourcing non-core activities, reflected in the increased costs of work contracted out. Of the EUR 35 million increase in costs of work contracted out and other external expenses, EUR 19 million represents higher interconnect costs caused by increased traffic volumes, while EUR 9 million relates to risen dealer commissions. Compared to 2004, amortization of licenses increased from EUR 6 million to EUR 19 million, primarily due to the effect of a (partial) UMTS license impairment reversal (EUR 16 million) in 2004.

Other activities

Amounts in millions of euro	2006	2005	2004

Total net sales	73	230	327
Other revenues	1	-	6
Total revenues	74	230	333
Other income	75	25	56
Total	149	255	389

Operating expenses	133	180	434

Operating result	16	75	-45

revenues

The decrease in total revenues in 2006 amounting to EUR 156 million or 68% was mainly the result of the sale of Xantic as per February 14, 2006. The sale resulted in EUR 140 million lower revenues. Other income in 2006 includes a gain on the sale of Xantic of EUR 74 million. As per February 14, 2006, KPN and Telstra sold their total holdings in Xantic to the Canadian Stratos Global Corp.

In 2005, total revenues decreased to EUR 230 million mainly as a result of EUR 97 million lower net sales. This decrease was mainly caused by the divestiture of PanTel in February 2005 resulting in EUR 80 million lower sales and EUR 11 million lower sales at Xantic as a result of the restructuring of certain activities in 2004. Other income in 2005 included the book gains on the sale of Intelsat and Infonet amounting in total to EUR 21 million and in 2004 book gains of EUR 36 million on the sale of KPN’s interest in Eutelsat and of EUR 20 million on the sale of PTC.

Operating expenses

The decrease in operating expenses in 2006 amounting to EUR 47 million is the result of the sale of Xantic, resulting in EUR 116 million lower operating expenses which was opposed by a release of EUR 63 million relating to the provision for pension charges in the 2005 income statement.

In 2005 operating expenses decreased by EUR 254 million, mainly as a result of lower operating expenses following the sale of PanTel. In addition an amount of EUR 63 million relating to the provision for pension charges has been released into the income statement. In 2004 we released EUR 18 million relating to a restructuring provision related to revenue guarantees for Atos Origin and an additional goodwill impairment charge of EUR 7 million within Xantic.

Other Consolidated Results of Operations

Sale of activities and assets

During the last three years, we sold various activities and assets. The below table reflects the estimated impact of the asset disposals on our external revenues, operating result and total assets. The figures are based on the last full year of consolidation or the moment of disposal in case of participating interests.

Amounts in millions of euro	Year of disposal	Impact on external revenues	Impact on operating result	Impact on total assets

Eutelsat	2004	None	None	36
PTC	2004	None	None	0
KPN Netwerk Bouw	2004	None	None	24
Infonet	2005	None	None	116
Intelsat	2005	None	None	25
PanTel	2005	100	6	136
Xantic	2006	157	28	144

Back to Contents    67

Back to Contents

Liquidity and capital resources

Cash flow information

The following table provides a three-year summary of our cash flows for the years ended December 31, 2006, 2005 and 2004:

NET CASH FLOWS

Amounts in millions of euro	2006	2005	2004

Net cash flow provided by operating activities	4,071	3,833	3,957
Net cash flow used in investing activities	–1,878	–2,206	–1,574
Net cash flow used in financing activities	–2,024	–2,918	–2,639
Change in cash and cash equivalents	169	–1,291	–256

Operating activities

In 2006 our operating cash flow increased by EUR 238 million to EUR 4,071 million. This increase is mainly caused by net received income tax credits amounting to EUR 147 million, while EUR 24 million income taxes were paid in 2005. In addition, our working capital position increased slightly compared to 2005.

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

Investing activities

The table below is a three-year summary of our investments and additions and reconciliation to the cash flow used in investing activities:

Amount in millions of euro	2006	2005	2004

Acquired group companies	–413	–1,178	–75
Additions to intangible fixed assets (licenses, software and other)	–200	–223	–134
Additions to property, plant and equipment	–1,472	–1,201	–1,567
Additions to financial fixed assets and non current receivables	–3	–4	–8
Total investments and additions	–2,088	–2,606	–1,784

Less: non-cash items	66	158	–17
Less: proceeds from sale of assets	144	242	227
Total cash flow used in investing activities	–1,878	–2,206	–1,574

Acquired group companies

In 2006, KPN acquired Group companies (such as Demon, Nozema, Speedlinq, NewTel Essence, Enertel and CSS Telecom) for a cash consideration of EUR 243 million. In addition, a final payment of EUR 132 million was made for the 2005 acquisition of Telfort.

In 2005, investments in Group companies mainly relate to the acquisition of Telfort for EUR 1,131 million (of which EUR 489 million represents goodwill), the acquisition of the 2.16% minority interest in KPN Mobile from NTT DoCoMo for EUR 5 million, additional investments in SNT for EUR 31 million and the acquisitions of Freeler and Hcc!Net.

During 2004, we increased our interest in SNT from 50.78% to 93.7% for an amount of EUR 75 million.

Additions to intangible fixed assets

In 2006, investments in intangible fixed assets totaled EUR 200 million (2005: EUR 223 million, 2004: EUR 134 million). In 2006 these investments mainly relate to software. In 2005, these relate for an amount of EUR 207 million to software (2004: EUR 111 million) as well as to investments in customer bases of Tiscali (EUR 13 million) and Cistron (EUR 3 million).

Non-cash items

Non cash items include deferred earn-out settlements (EUR 37 million) and a non-cash consideration for the acquisition of Narrowcasting (EUR 7 million). In addition, non cash items included asset retirement obligations included as an addition to property, plant and equipment for EUR 22 million (2005: EUR 15 million and 2004: EUR 30 million). 2005 also included an additional investment in SNT through issuance of 3 million shares (EUR 20 million) and a deferred payment amounting to EUR 132 million with respect to the Telfort acquisition. The year 2004 also included a release relating to lease and dismantling obligations amounting to EUR 20 million.

Proceeds from sale of assets

Total proceeds in 2006 included the net proceeds (excluding dividends paid to the minority shareholder amounting to EUR 11 million) from the sale of Xantic for an amount of EUR 72 million, the sale of SNT activities (EUR 8 million) and the proceeds from the sale of property, plant and equipment (EUR 56 million).

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

Back to Contents    68

In 2004, total proceeds from sales of assets amounted to EUR 227 million. These included amounts of EUR 73 million from the sale of Eutelsat, EUR 30 million from the sale of PTC, EUR 73 million from the sale of various Property, plant and equipment, EUR 24 million from the sale of Volker Wessels Netwerk Bouw and a EUR 27 million repayment by MobilCom of their loan.

Financing activities

In 2006, total cash flow used in financing activities amounted to EUR 2,024 million, consisting of a cash inflow of EUR 2,970 million, offset by a cash outflow of EUR 4,994 million.

In 2006, we paid a EUR 661 million dividend for 2005 and EUR 321 million as an interim dividend for 2006.

In 2006, we repurchased 162.8 million shares for a total amount of EUR 1.6 billion which included 80 million shares repurchased from the Dutch State. During the completion of the share repurchase program we also repurchased 2.1 million shares for a total amount of EUR 18.4 million to cover share option plans and performance share plans.

For details of our share repurchases in the reporting period see the table included in the Corporate Governance section.

In accordance with our regular redemption schedule we redeemed the EUR 279 million Eurobond 1996-2006, the EUR 564 million Eurobond 2001-2006, EUR 14 million Other loans, EUR 8 million Private loans and we redeemed early EUR 732 million of our EUR 1.5 billion Eurobond 1998-2008.

On March 16, 2006, we issued under the GMTN-program an Eurobond of EUR 850 million maturing in 2013 with a fixed coupon of 4.5%, and an Eurobond GBP 275 million maturing in 2016 with a fixed coupon of 5.75%. In order to limit our foreign currency exposure, on March 16, 2006 we entered into two cross currency swap transactions to change the interest rate profile of the Eurobond 2006-2016 GBP from a GBP fixed rate of 5.75% to an average euro fixed rate of 4.89%. On November 8, 2006, we also issued an Eurobond of EUR 1 billion maturing in 2017 with a fixed coupon of 4.75%.

The remaining proceeds and repayments from borrowings relate to temporary drawings and repayments under our credit facility. As of December 31, 2006, we had temporarily drawn an amount of EUR 250 million under our credit facility and we obtained an additional EUR 5 million from other banks.

2005

In 2005, total cash flow used in financing activities amounted to EUR 2,918 million, consisting of a cash inflow of EUR 1,381 million, offset by a cash outflow of EUR 4,299 million.

In 2005 we paid a EUR 609 million dividend for 2004 and EUR 281 million as an interim dividend for 2005.

In 2005, we repurchased 238.9 million shares. As part of the share repurchase program we also repurchased 5.2 million shares for a total amount of EUR 33 million to cover share option plans. In addition, on December 16, 2005 we repurchased the special share, which was until then held by the State of The Netherlands, for an amount of EUR 0.48.

In accordance with our regular redemption schedule, we redeemed a total amount of EUR 1,662 million, which consisted of the EUR 204 million syndicated loan, the EUR 333 million Global bond 2000 – 2005, the EUR 659 million Global bond 2000 – 2005 and the EUR 327 million Convertible Bond 2000-2005. We redeemed EUR 40 million of our private loans of which EUR 9 million were early redemptions. We also redeemed EUR 99 million of other loans, of which EUR 38 million were early redemptions.

In June 2005, we issued a EUR 1 billion Eurobond with a maturity of ten years and a coupon of 4%. We have drawn temporarily on our credit facility in the fourth quarter of 2005 for an amount of EUR 350 million as per December 31, 2005.

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

In 2004 we paid a EUR 606 million dividend for 2003 and EUR 190 million as an interim dividend for 2004.

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

We redeemed EUR 875 million of the Eurobond we issued in June 1999.

Back to Contents    69

On July 21, 2004, we completed (i) our offer to exchange our Eurobond 2001 – 2006 with a nominal value of EUR 1,005 million for the Eurobond 2004 – 2011; and (ii) our offer to purchase for cash our outstanding Eurobond 1996 – 2006 with a nominal value of EUR 156 million and our outstanding Convertible Bond 2000 – 2005 with a nominal value of EUR 800 million. In total, a nominal amount of EUR 1,961 million was exchanged and repurchased, which was financed through a new issuance of a Floating Rate Note due 2009 for a total amount of EUR 700 million and of a Eurobond due 2011 for a total amount of EUR 1,425 million. The EUR 700 million Floating Rate Notes due 2009 were swapped through an interest rate swap from a floating interest rate into a fixed coupon of 4.02%.

Finally, the category Other in 2004 included, (early) redemptions of EUR 31 million of Private Loans maturing in 2005 and 2006 and EUR 44 million of financial leases of E-Plus. On the other hand, E-Plus contracted EUR 30 million of financial leases in December 2004.

Credit ratings

Our credit ratings on December 31, 2006 were BBB+ with negative outlook (Standard & Poor’s) and Baa2 with stable outlook (Moody’s).

Commitments and contingencies

The following table sets forth our contractual obligations over the coming years:

CONTRACTUAL OBLIGATIONS

	Amounts due by period
Amounts in millions of euro	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Debt obligations (excluding financial lease obligations)	9,927	629	1,729	3,427	4,142
Financial lease obligations	47	13	9	13	12
Total debt and financial lease obligations	9,974	642	1,738	3,440	4,154
Capital commitments	322	320	2	-	0
Rental lease contracts	2,365	333	550	453	1,029
Operational lease contracts	122	33	58	29	2
Guarantees	52	12	4	4	32
Purchasing commitments	912	620	171	83	38
Total commitments	3,773	1,318	785	569	1,101
Total	13,747	1,960	2,523	4,009	5,255

On the basis of our current redemption profile and current interest rates, we expect our interest payments to amount to EUR 443 million in 2007, EUR 491 million in 2008, EUR 435 million in 2009, EUR 407 million in 2010 and EUR 267 million in 2011. These amounts are not included in the table above.

Our budgeted 2007 capital expenditures amount to approximately EUR 1.6 billion up to EUR 1.8 billion. For our All-IP program in the Netherlands we expect additional capital expenditures of approximately EUR 900 million during the roll-out period (till 2010). We expect to use significant proceeds from the anticipated sale of our technical buildings in the financing of these capital expenditures. The level and timing of capital expenditures we actually make will depend on the pace of network build-outs and upgrades, product rollouts and acquisitions, among other things.

On February 7, 2007 KPN started a EUR 1 billion share repurchase program, to be executed during 2007 but only at a price which enhances value for the remaining shareholders.

KPN also intends that the total amount of dividend paid over the fiscal year 2007 will at least be equal to the total amount of dividend paid over the fiscal year 2005 (EUR 950 million). For further information, see ‘Financial and Dividend Policy’ below.

There are no off-balance sheet arrangements, other than those disclosed in the section titled ‘Commitments, contingencies and legal proceedings’ in the notes to our Consolidated Financial Statements, that have or are reasonably likely to have a material current or future effect on our financial position and results that is material to investors.

For additional information (also on our debt profile), please refer to the sections titled ‘Financing – and Financial Instruments’ and ‘Commitments, contingencies and legal proceedings’ in our Consolidated Financial Statements.

Available financing sources in 2007

We believe that our working capital and available financing resources will be sufficient to fund our present business requirements, including our budgeted capital expenditures. For more information on our debt profile, please refer to the section titled ‘Financing and Financial Instruments’ in our Consolidated Financial Statements.

Due to German capital maintenance rules, we are required to keep certain funds available at E-Plus. As of December 31, 2006, KPN’s cash position amounted to EUR 803 million (including EUR 374 million in non-netted notional cash pools, of which EUR 314 million relating to E-Plus).

In addition to the available cash and cash equivalents, cash flows from operations and cash flows from any further sales of non-core assets, we have the following financing resources available:

Back to Contents    70

EUR 1.5 billion multi-currency revolving credit facility

In August 2006, we renewed our EUR 1.5 billion multi-currency credit facility, extending its maturity from August 2009 to August 2013. The credit facility can be used for general corporate purposes, working capital and refinancing indebtedness. The interest rate margin amounts to 0.175% over Euribor up to and including the fifth anniversary of the agreement and 0.20% thereafter (and is no longer linked to KPN’s credit ratings). In the event the total drawings exceed 50% of the total commitment under the credit facility, KPN must pay an additional utilization fee of 0.025%. KPN also must pay a commitment fee over undrawn amounts, which is equal to 30% of the interest rate margin applicable at the time.

As of December 31, 2006, we had temporarily drawn an amount of EUR 250 million under the facility for working capital purposes.

Overdraft facilities

During 2006, we had four uncommitted overdraft facilities with four banks, worth EUR 50 million each. The overdraft facilities may be cancelled at any time and do not have a specified maturity date. In 2006 we have drawn on one of the facilities from time to time. As of December 31, 2006 there were no amounts drawn under the overdraft facilities.

Global Medium Term Note Program

In August 2006, we updated our EUR 10 billion Global Medium Term Note (GMTN) program. The available borrowing capacity as of December 31, 2006 under our EUR 10 billion GMTN- program (available since April 1997) amounted to EUR 3,598 million. The GMTN program contains no commitment from investors to provide funding to us. Funding will be available subject to market conditions and other factors at the relevant time.

Capital resources covenants

Our existing capital resources contain the following covenants, which could trigger additional financial obligations or early redemption of the outstanding indebtedness:

Our Eurobond 2006-2013 (EUR), Eurobond 2006-2016 (GBP) and Eurobond 2006-2017 (EUR) contain a change of control clause by means of which we may be required to redeem such outstanding Notes early, in the event that (i) certain changes of control occurs and (ii) within the change of control period a rating downgrade to subinvestment grade occurs in respect of that change of control. The change of control period ends 90 days after the change of control event occurs.

Our Eurobond 2001–2008 (GBP) contains a rating step-up provision which offers each note holder a 0.375% increase in the interest rate for each notch downgrade of our unsecured long-term debt below either Baa2 by Moody’s or BBB by Standard & Poor’s, and a rating step-down provision which results in a 0.375% decrease in the interest rate for each notch upgrade (up to the initial interest rate). Additionally, we may be required to redeem the outstanding notes early, in the event that:

(i) we consolidate with or merge into another entity (other than a merger of a subsidiary into KPN in which KPN is a continuing corporation) or convey, transfer or lease all or substantially all of our properties and assets to another person or entity without the prior approval of a majority of the note holders; and (ii) the rating assigned to the notes after giving effect to any such transaction is lower either than Baa3, in the case of Moody’s, or BBB–, in the case of Standard & Poor’s. As of December 31, 2006, the total outstanding amount under this bond amounted to EUR 258 million.

In addition, many of our capital resources contain a covenant prohibiting us to enter into any amalgamation, demerger, merger, corporate restructuring or reorganization, unless prior written consent has been given by a majority of the lenders or noteholders (e.g., as in the EUR 1.5 billion multi-currency revolving credit facility) or the resulting company assumes all of our rights and obligations with respect to the loans or notes.

Financial and dividend policy

KPN seeks to ensure that its ratio of net debt to operating result plus depreciation, amortization and impairments remains within the range of 2 to 2.5 times. Furthermore, KPN intends to maintain a minimum credit rating of Baa2 (Moody’s) and BBB (S&P). We expect that this financial policy will allow KPN to continue with its policy of accommodating an attractive dividend policy, while maintaining flexibility to grow and invest in its business.

Also, KPN intends to maintain its mid-term dividend policy, according to which KPN expects to pay out a dividend between 35 and 50 percent of its annual free cash flow, defined as net cash flow provided by operating activities minus capital expenditures.

KPN also intends that the total amount of dividend paid over the fiscal year 2007 will at least be equal to the total amount of dividend paid over the fiscal year 2005 (EUR 950 million).

Accordingly, KPN has proposed a cash dividend of EUR 0.50 per share in respect of the year ending December 31, 2006, of which EUR 0.16 was paid out as an interim dividend in August 2006. The proposed dividend will be presented for approval at the Annual General Meeting of Shareholders to be held on April 17 2007 and, upon approval, paid out shortly thereafter.

Within the context of the financial policy KPN started on February 7, 2007 a EUR 1 billion share repurchase program, to be executed during 2007 but only at a price which enhances value for the remaining shareholders.

These policies may change and are based on a number of assumptions concerning future events and are subject to uncertainties and risks that are outside our control.

Back to Contents    71

Information about market risk

As a result of our international operations, we are exposed to various kinds of market risks in the ordinary course of business. These risks include foreign currency exchange rate risks, interest rate risks, credit risks, legal risks and country risks.

We have established policies that deal with the use of derivative financial instruments in order to reduce foreign currency exposure and to manage our interest rate profile. Our centralized Treasury department matches and manages intercompany and external foreign currency reported by our various business operations and group companies. Hedges are applied on a full coverage basis, when economically feasible. With regard to our interest rate risk exposure we review periodically the desired mix of fixed and floating interest rate liabilities. As of December 31, 2006, approximately 74% of our interest-bearing debts were subject to fixed interest rates. We may enter into additional derivative instruments in the future to adjust our mix of fixed and floating interest rate liabilities.

Derivative financial instruments are used solely for the purpose of hedging underlying exposures. We do not enter into derivative financial instruments for speculative purposes.

Given our operating activities, we have a limited exposure to foreign exchange risk of currencies outside the eurozone. This exposure mainly results from settlement of international telecommunications traffic, purchase of goods and equipment and primarily exists of British pound and US dollar exposure. As of December 31, 2006, 99% of our cash and cash equivalents were denominated in euro, with the remainder denominated in US dollar and other currencies.

Credit risk is mitigated by strict policies on client acceptance and counter party limits. Local management and our centralized legal department review legal and country risks on a case-by-case basis.

For more information, please refer to the section titled ‘Financing and Financial Instruments’ in our Consolidated Financial Statements.

Back to Contents    72

Back to Contents

Critical Accounting Policies and Estimates

KPN’s significant accounting policies based on IFRS are set out on pages 113 to 120 of the Consolidated Financial Statements. The following discussions are based on IFRS and accounting principles generally accepted in the United States (US GAAP). For differences between our reporting under IFRS and US GAAP we refer to ‘Information on US GAAP’.

The preparation of our financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts in our Consolidated Financial Statements, accompanying Notes and the Information on US GAAP.

We base our estimates about the carrying values of assets and liabilities that are not readily apparent from other sources on historical experience, independent valuations and various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the accounting policies and estimates that are most critical in the preparation of our consolidated financial statements and information on US GAAP and which require subjective or complex judgments from management are the following:
•	impairments of goodwill and other long-lived assets;
•	useful lives of long-lived assets and valuation of acquired assets;
•	income taxes;
•	pensions and other post-retirement benefits;
•	provision for litigation and contingencies; and
•	financial instruments.

Impairments of goodwill and other long-lived assets

The inherent management estimates and assumptions used in determining whether an impairment charge should be recognized are as follows:
•	determining our cash generating units and reporting units;
•	timing of impairments tests;
•	projecting cash flows for determining recoverable amounts or fair values; and
•	determining discount rates.

Determining cash generating units

Goodwill

Goodwill is allocated to cash-generating units (US GAAP reporting unit) for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

At December 31, 2006 our total goodwill under IFRS amounts to EUR 4,569 million (EUR 3,783 million under US GAAP). The allocation to cash generating units (or Reporting units under US GAAP) is shown below.

Amounts in millions of euro	December 31, 2006	December 31, 2005	December 31, 2004
Cash generating unit:
E-Plus	4,041	4,026	4,026
KPN Mobile The Netherlands	314	489	-
BASE	28	28	28
Segment Consumer	94	11	11
Segment Business	51	2	2
Segment Wholesale and Operations	41	41	58
Other	0	14	14
Total	4,569	4,611	4,139
- of which held for sale	0	40	0

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

Until 2004 we performed separate impairment tests for our GSM and UMTS activities per geographical area. As from 2005, we believe that the cash flows from GSM and UMTS activities can no longer be determined largely independent from each other, while achieving reliable outcomes. Impairment tests for our Mobile activities are performed for our GSM and UMTS activities combined.

Timing OF impairment tests

Goodwill

Goodwill is tested on an annual basis, or in the case of a triggering event (see Other long lived assets).

Other long-lived assets

In accordance with IFRS and US GAAP, we assess the impairment of intangible fixed assets (such as our licenses) and property, plant and equipment. Factors that we consider important, which could trigger an impairment review, include the following:
•	significant declines in the asset market value, more than would be expected as a result of the passage of time or normal usage;
Back to Contents 73
•	significant changes in the manner of use of the acquired assets or the strategy for our overall business;
•	significant underperformance relative to expected historical or projected future operating results;
•	regulatory developments affecting our business;
•	significant adverse industry or economic trends; and
•	significant obsolescence or physical damage of an asset.

When one or more of the above indicators of impairment exist, we review the recoverability of the carrying value of the assets.

Projecting Cash flows

We believe that estimates of recoverable amounts, being the higher of value in use and fair value less cost to sell, are susceptible to change from one period to the next because they require management to make assumptions about future cash flows from sales, purchases and capital expenditures. In estimating future sales, we use our internal projections, which are developed based on our strategic plan for existing and new product offerings and expected average revenues per user, and customer base growth. Estimates of our future purchases and capital expenditures are developed based on our expected levels of revenue growth, the timing of the building and maintenance of our networks and potential changes in governmental regulations and requirements. The judgments underlying our projections can vary significantly from year to year due to economic or market conditions, technological advances, changes in the business or regulatory environment, or other factors outside our control. If our projections of cash flows change as a result of these factors we may have to recognize additional impairment charges on goodwill, licenses and other long-lived assets. In certain cases we involve a third party valuation specialist (Duff & Phelps) to support us in estimating the underlying fair value taking into account market comparisons and recent transactions. In addition to the use of independent valuation firms, the Company performs internal valuation analysis and considers market information that is publicly available.

If the recoverable amount of the cash generating units is lower than the carrying value of the assets involved an impairment should be recognized.

DETERMINING DISCOUNT RATES

We determine the discount rate based on the time value of money, taking into account the risks specific to the cash generating units. In determining the discount rates we make use of market data for comparable companies and we involve Duff & Phelps as a valuation specialist to support us in estimating the discount rates.

SENSITIVITIES

IFRS

Under IFRS we recognized the following impairment charges (and reversed charges) on our goodwill and other fixed assets in the years 2006, 2005 and 2004:

Amounts in millions of euro	2006	2005	2004

Total impairments on goodwill	1	40	8

Total impairments (reversal) on licenses and other intangibles	2	4	–16

Total impairments and retirements on property, plant and equipment	36	34	24

Total impairments on financial fixed assets and non-current receivables	0	11	12

Total impairments	39	89	28

At December 31, 2006 the carrying value of the E-Plus related assets amounted to EUR 9,214 million (2005: EUR 9,418 million). Based on our impairment analyses using a discount rate of 9.4% before tax, our conclusion was that there is no need for an impairment adjustment.

We also performed sensitivity analyses by using (1) a higher discount rate of 10.6% and by using (2) 10% less cash flows in our projections. Under IFRS each of these scenarios would individually not lead to an impairment.

US GAAP

Under US GAAP, we recognized the following impairment charges on our goodwill and other fixed assets in the years 2006, 2005 and 2004:

Amounts in millions of euro	2006	2005	2004

Total impairments on goodwill	2	33	1

Total impairments on licenses and other intangibles	2	11	-

Total impairments and retirements on property, plant and equipment	36	34	47

Total impairments and retirements on financial fixed assets and non-current receivables	0	11	12

Total impairments	40	89	60

The US GAAP method for impairment testing on goodwill differs in some aspects from the IFRS approach. If the fair value is lower than the book value then a hypothetical purchase price allocation is performed to determine the implied fair value of goodwill. This fair value of goodwill is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, an impairment is recorded for the difference.

Back to Contents    74

For long-lived assets with finite lives the first step is to compare the undiscounted cash flows with the carrying value. If the undiscounted cash flows exceed the carrying value no impairment should be recognized. In any other case an impairment is recognized for the difference between the fair value and the carrying value of the asset.

At December 31, 2006, the carrying value of the E-Plus related assets amounted to EUR 9.6 billion (2005: EUR 10.0 billion). Based on our impairment analyses using a discount rate of 9.4% before tax, our conclusion was that there is no need for impairment.

We also performed sensitivity analyses by using (1) a higher discount rate of 10.6% and by using (2) 10% less cash flows in our projections. Under US GAAP each of these scenarios would individually not lead to an impairment.

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

Amounts in millions of euro	2006	2005	2004

Impairments due to retirement of PP&E	36	34	24
Gains on sale of PP&E	32	18	17

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

VALUATION OF ASSETS AT DEEMED COSTS

KPN elected the exemption (IFRS 1) to revalue certain of its fixed assets at the transition date, to its fair value and use this fair value as its deemed cost. KPN used the depreciated replacement cost method to determine this fair value. This relates to cables, which are part of property, plant and equipment within the Fixed division. At transition date the fair value adjustment amounted to EUR 567 million. At December 31, 2006, the remaining book value of the fair value adjustment amounted to EUR 350 million.

Income taxes

As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. The estimates are consistently applied under both IFRS and US GAAP. This process involves estimating our actual current tax exposure together with assessing the valuation for carry forward losses and temporary differences resulting from different treatment for tax purposes compared to IFRS, such as the valuation of our tangible fixed assets and provisions. The carry forward losses result in deferred tax assets and temporary differences result in deferred tax assets and liabilities, which are recognized in the Consolidated Balance Sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is more likely than not we recognize a deferred tax asset. To the extent the likelihood of a recovery of deferred tax assets changes, we include an expense or a gain within the tax charge in our Income Statement for the relevant period. Significant management judgment is required in the valuation of our deferred tax assets. We consider future taxable income projections, historical results and ongoing tax planning strategies in assessing the recoverability of deferred tax assets. In the event that actual results differ from these estimates due to future changes in income tax law or results from final review of our tax returns by tax authorities, we may need to adjust the valuation of our deferred tax assets, which could materially impact our financial position and results of operations.

Pensions and other post-retirement benefits

Retirement benefits constitute a current cost of our normal business operations but represent obligations that will not be definitively settled until far in the future. We have two main

Back to Contents    75

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

Changes in the related pension benefit costs may occur in the future due to changes in assumptions. The key assumptions used in computing our fiscal year 2006 pension benefit cost were a 4.2% discount rate, 6.3% expected return on plan assets and a 2.5% future wage increase. In 2006 our pension costs amounted to EUR 116 million, compared to EUR 95 million in 2005. Our pension benefit cost is expected to decrease to approximately EUR 90 million in 2007, primarily the result of an increase of the discount rate. A decrease in the discount rate of 1.0% point would result in EUR 101 million pension cost for 2007.

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

Financial instruments

We believe the following estimates are critical:
•	allocation of financial instruments to the categories: held to maturity, held for trading, available for sale, loans and receivables;
•	determination of hedge effectiveness; and
•	determination of fair value.

For further details, we refer to the section Financing and Financial Instruments in the Financial Statements.

Recent accounting pronouncements

Following is a short description of new accounting standards becoming effective in 2007.

IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures IFRS 7 introduces new disclosures relating to financial instruments. IFRS 7 requires an entity to disclose:
•	information on the significance of financial instruments to the entity’s financial position and performance;
•	the nature and extent of risk exposures arising from financial instruments (quantitative disclosures); and
•	the approach taken in managing those risks (qualitative disclosures).

KPN will apply these standards in reporting periods beginning January 1, 2007. These standards do not have any impact on the classification and valuation of the Group’s financial instruments.

We believe that other interpretations and standards (such as IFRIC 7 ‘Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies’, IFRIC 8 ‘Scope of IFRS 2’, IFRIC 9 ‘Reassessment of Embedded Derivatives’, IFRIC 10 ‘Interim Financial Reporting and Impairment’) will have no material impact on our financial position as of January 1, 2007 nor on the operating profit.

IFRS 8, ‘Operating Segments’ and IFRIC 11 ‘Group and Treasury Share Transactions’ and IFRIC 12 ‘Service Concession Arrangements’ will become effective for KPN after 2007.

US GAAP accounting pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109’ (“FIN 48”), which clarifies the accounting for uncertainties in income tax positions. FIN 48 requires that a Company recognizes in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for KPN on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to the opening retained earnings. KPN is currently investigating the impact of FIN 48 on its figures.

In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (“FAS 157”), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. FAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. FAS 157 will be effective for KPN on

Back to Contents    76

January 1, 2008. The adoption of FAS 157 is not expected to have a material impact on KPN’s financial position and result of operations. Under US GAAP, KPN applies fair value for the valuation of assets held for sale and derivatives and in impairment tests.

In February 2007, the FASB issued SFAS No. 159, ‘The Fair Value Option for Financial Assets and Financial Liabilities’ (“FAS 159”) becoming effective from 2008. FAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. KPN will investigate the impact of this standard on its financial position and result of operations.

Back to Contents    77

Back to Contents

Corporate Social responsibility

INTRODUCTION

We are conscious of the responsibilities our position in the community brings, which is why we emphasize corporate social responsibility. In the KPN Sustainability Report we give an extensive account of all our activities in this area. The full 2006 report will be published on the KPN website (www.kpn.com) in the spring, but its main aspects are summarized below.

During the year we continued our dialogue with different kinds of stakeholders. In the Sustainability Report 2006 we tried to take the points into account, the stakeholders made in these dialogues about our sustainability policy and our Sustainability Report 2005.

Policy with regard to corporate social responsibility

In 2006, we closely reviewed our activities in connection with corporate social responsibility to increase our focus and coherence in this area. This led to the drafting of a new policy in which we clearly set out how sustainability, social policy and social involvement come together and which choices need to be made with a view to the future. KPN’s new policy in the area of corporate social responsibility has been visualized in a three-level pyramid:
1.	Level 1 (sustainable business) forms the basis of the pyramid. The measures taken by KPN in the area of ethics, environment and social policy belong to this level;
2.	Level 2 (social involvement) comprises the socially responsible initiatives developed by KPN related to our products and services. An example are the Internet filters which we incorporate in some of our products and the ‘Mijn Kind Online’ (‘My Child Online’) Foundation which contributes to more responsible use of new media by young people. Furthermore KPN develops or promotes products and services especially for the education, healthcare and safety sectors; and
3.	At Level 3 (personal involvement) of the pyramid, KPN will adopt an initiative in 2007 which will include personal involvement from KPN employees, helping KPN and the society to resolve the social issue of social cohesion.

1. Sustainable business

Environmental policy

Among other things, KPN chaired the ‘task force on energy’ of the European Telecommunications Network Operators’ Association (ETNO), which endeavors to develop energy-saving measures by exchanging knowledge and experience. These measures will have a positive effect on the environment, not only for KPN but at the European level as well. Furthermore, we sent our technicians on a training course which taught them to drive more economically as well as more safely, and we leased cleaner cars. Altogether, these measures make a substantial contribution to the sustainable business envisaged by KPN.

Social policy

The world around KPN is changing and this means that the relationship between the company and its employees is changing as well. To respond to the new relationship, we drew up a psychological contract in 2006 between KPN and its employees.

Historically, employment contracts between the company and staff comprised the following elements:
• safety;
• security; and
• loyalty.

The starting point of the new psychological contract will be that the remuneration depends on:
• personal responsibility, and
• results.

More than in the past, the appeal of KPN as an employer lies in the aspects of:
• individual freedom, and
• room for personal growth.

The intention of the psychological contract is to recruit people who do not ‘wait and see’ but who ‘go for it’, because those are the people KPN needs to be able to ensure our future competitiveness. The talent of our staff will form the basis for our success. The new contract will be further specified during the coming years, so that it can acquire a permanent place in, among other things, KPN’s conditions of employment, talent development and employee participation.

We face a continuing need to decrease the number of people we employ while, at the same time, retaining and motivating those who will ensure our future competitiveness. The assessment process will be the key aspect of the qualitative assessment required and will therefore receive a lot of attention. KPN’s management will discuss the assessment with its employees and talk to them about their career prospects, with the aim of creating realistic expectations and making clear arrangements regarding personal training and development.

In 2005, TNO ‘Work and Employment’ evaluated our performance rewards scheme. A large majority of our staff qualify for performance-related remuneration. On the basis of the results of the evaluation, the following improvements were implemented in 2006:
•	targets will be set for approximately 50 to 500 employees per business unit;
•	operational management will set the targets on the basis of the annual plan;
Back to Contents 78
•	the works council will be involved in the formulation of targets at an early stage; and
•	the communication about our targets and about employees’ progress will be improved.

In April 2006, an average performance reward of 3.54% was realized over 2005. We have agreed with the trade unions that all employees will receive a performance reward of at least 2% over 2005 and 1% over 2006.

At year-end 2006, sick leave at KPN in The Netherlands was 4.1% (2005: 4.6%), at E-Plus 3.0% (in 2005: 2.9%) and at BASE 3.7% (2005: 3.3%).

KPN’s workforce decreased by 622 full-time equivalents (FTEs) from 26,598 FTEs at year-end 2005 to 25,976 FTEs per the end of 2006.

Mobility continued to be an important issue in 2006. The new social plan, which became effective on January 1, 2006, allows for a period of mobility before we start the necessary legal procedure to reduce staff levels. Employees selected for severance will receive higher financial compensation if they find employment elsewhere within their mobility period. Staff and managers at KPN will be trained in how to deal with the many changes affecting the company.

In 2006, we outsourced the guidance and outplacement of KPN employees to KPN Perspectief, a collaborative alliance of two external mobility organizations: Randstad HR Solutions and Smart Group.

We fill management positions through executive development programs for talented employees to reach mainstream management positions as well as through recruitment. In 2006, we set up a leadership program for senior managers in order to further develop their leadership qualities. We also developed a leadership program for all other managers at KPN. Our demand for new employees increased strongly in 2006. We organized a great number of successful activities to recruit top talent which recently graduated from university as well as more experienced high-potentials (with at least two years’ work experience). A new advertising campaign in this context was started in November.

2. Socially involved business

As a consequence of the pyramid designed in 2006 to visualize KPN’s activities connected to corporate social responsibility, our activities in the area of social involvement have been further accentuated: we focused more on the bigger projects with a link to new media in education or health care and we finished smaller projects which no direct link to these areas.

New products and services

In the education sector, we made a new Internet offer to all schools in The Netherlands. In 2007, the free provision of Internet which they had been offered for a period of three years will end. The new offer was communicated to the schools at the end of 2006. Furthermore, KPN introduced Klasse TV (‘Class TV’), a unique educational television portal attuned to the educational practice of teachers. This portal contains three-minute videos which are closely linked to the teaching programs and learning methods of primary schools. All primary schools in The Netherlands were offered a free one-year subscription to Klasse TV as of the autumn of 2006. KPN also became a partner of the Cinekid organization and helped establish the Cinekid Studio. This product, which teaches children to create their own film clips, will be distributed to school pupils free of charge via KPN’s infrastructure.

At the request of His Excellence Hans Hoogervorst, Minister of Health, Welfare and Sport, and as part of the Sneller Beter (‘Faster Better’) program, KPN’s CEO Ad Scheepbouwer has initiated a study of how the innovative capacity of the healthcare sector can be improved. Innovation is essential in ensuring the quality, accessibility and affordability of Dutch healthcare in times to come, yet this innovation is obstructed by a great number of barriers. These can only be surmounted by means of an integrated approach characterized by transparency of quality, a regulated free-market system and optimal use of ICT.

Social responsibility for KPN’s products and services

Over the past years, the media has paid increasing attention to young people and the safe use of the Internet. Parents and teachers cannot always properly control the way children use the Internet and as a consequence there is a great demand for information about their Internet usage. On January 1, 2006, we therefore established the Mijn Kind Online (‘My Child Online’) Foundation, which has the following mission:

‘The ‘Mijn Kind Online’ Foundation is an independent centre of excellence offering know how and advice about young people and (new) media. Its objective is to provide more insight into the possibilities of new media and to promote responsible use of these media. The Foundation’s activities are particularly aimed at parents, teachers and children. It was established at KPN’s initiative and collaborates with various external partners.’

Within a year, the Foundation is already regarded as an authority in the field of children and the Internet. It cooperates closely with third parties, such as the Dutch complaints centre for child pornography, the national helpline for children and the Ouders Online (‘Parents Online’) organization. The activities in 2006 were mainly focused on the use of media. For example, information meetings for parents were organized at schools and a study was conducted on sex on the Internet, including an online campaign about sexually transmitted diseases (Internetsoa.nl) especially designed for young people.

KPN and Mijn Kind Online are furthermore actively involved in the nationwide Digibewust (‘Digi-aware’) campaign (www.digibewust.nl) set up by government bodies and businesses. With this campaign, the initiators (KPN, Microsoft, TNT Post,

Back to Contents    79

UPC and the Ministry of Economic Affairs) intend to increase the knowledge of and trust in the possibilities offered by digital tools. This requires knowledge of security and protection. During the first year, the focus of the campaign was on children, parents and teachers. Next year, however, small and medium-sized companies will occupy centre stage. In 2006, the DigiRaad was installed, a council of young people who advise the government and the Digibewust campaign. KPN also introduced Digibox, a toolkit for schools or for parent meetings about safe use of the Internet, and launched Gebouw 13 (‘Building 13’), an online game which playfully teaches children about the possibilities and pitfalls of the worldwide web.

In 2006, KPN became a partner to Meldpunt Kinderporno, the Dutch complaints centre for child pornography. We not only support this organization financially, but we try to contribute to solutions to fight child pornography as well.

We have also demonstrated our social involvement through the development of new products. For instance, in the IPTV product Mine, we have incorporated a finely meshed ‘lock’, which parents or guardians can use to prevent children from viewing certain programs, simply by entering a code.

3. Personal involvement

During a two-year period (2006-2007), KPN is supporting the Ronald McDonald Children’s Fund in the performance of its charitable, idealistic activities. The nature and value of our support have not been determined in advance, but rather depend on activities organized by KPN. In addition to sponsoring efforts, this also includes the deployment of manpower and knowledge, the idea being that the fund will greatly benefit from broad national support. KPN staff and retirees were given the option of donating their new year’s gift last year and a number of employees are working on a new website for the fund. The donations collected by KPN will go to the Ronald McDonald House of the Sophia children’s hospital in Rotterdam and the Ronald McDonald Children’s Valley in the town of Valkenburg aan de Geul.

KPN also supported a number of other organizations in 2006, including the Johan Kooij Fellowship, which promotes the use of ICT in developing countries.

Code of conduct

For details of the KPN Code of Conduct, please refer to the section headed ‘Corporate Governance – Compliance’.

Back to Contents    80

Back to Contents

Corporate Governance

Introduction

Developments in 2006

Compliance with the Dutch Corporate Governance Code

We have pursued a consistent policy of compliance with the Dutch Corporate Governance Code (the ‘Dutch Corporate Governance Code’) that was published by the Tabaksblat Committee on December 9, 2003.

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

We support the principles of the Dutch Corporate Governance Code and we are almost fully compliant with its best practice provisions. It should be noted that we do not fully apply provisions II.1.1 (a management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time), II.2.2 (if the Company, notwithstanding best practice provision II.2.1, grants unconditional options to management board members, it shall apply performance criteria when doing so and the options should, in any event, not be exercised in the first three years after they have been granted), II.2.6 (a management board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the Company has not appointed a compliance officer, to the chairman of the supervisory board), III.7.3 containing a similar rule for Supervisory Board members and II.2.7 (the maximum remuneration in the event of dismissal is one year’s salary (the ‘fixed’ remuneration component)).

We apply provision II.1.1 as of 2004 meaning that Mr. Smits, Mr. Blok, Mr. Miller and Mr. Coopmans were appointed as members of the Board of Management for a term of four years. We endorse the premise that existing agreements should be respected. We respect the indefinite appointment term of Mr. Scheepbouwer, which is also set forth in his employment agreement. Also due to this premise, we do not apply provision II.2.2 in full on the options we grant to Mr. Scheepbouwer. We agreed with him, at the time of his appointment, that our Supervisory Board could annually grant him unconditional options. As contractually agreed at the time of appointment, these stock options are not linked to performance. We do however apply provision II.2.1 (options to acquire shares are a conditional remuneration component, and become unconditional only when the management board members have fulfilled predetermined performance criteria after a period of at least three years from the grant date) to our other members of the Board of Management. Furthermore, under the same premise that existing rights should be respected, Mr. Blok and Mr. Miller will receive more than one year’s (‘fixed’) salary, contrary to provision II.2.7. Mr. Blok will receive one year’s full salary (including short term bonus), whereas Mr. Miller will receive two year’s fixed salary, including insurance and pension allowances. Both agreements correspond to the arrangements that were in place before they joined the Board of Management.

Under provisions II.2.6 and III.7.3, we require our members of the Supervisory Board and Board of Management to inform the compliance officer only once every year of their shareholdings in Dutch listed companies (other than KPN) rather than every quarter. We do not believe that there is any merit in informing the compliance officer on a more regular basis, as it does not address the real issue at stake, being that the members of these boards should dedicate sufficient time to their primary function and should not have conflicting interests. Besides, it only increases the administrative burden on both the members of these boards as well as on the compliance officer. Our position vis-à-vis all best practice provisions is available on our website www.kpn.com under the section Investor Relations, Corporate Governance and Risk Management and Internal Control.

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

Other corporate governance requirements

We are listed on the New York Stock Exchange (‘NYSE’) and qualify as a foreign private issuer under the NYSE stock exchange rules. As such we need to disclose significant differences between NYSE’s corporate governance requirements for U.S. issuers and our corporate governance practices in The Netherlands. An overview disclosing these differences is

Back to Contents    81

available on our website www.KPN.com under the section Investor Relations, Corporate Governance and Risk Management and Internal Control. In addition, on April 5, 2006, we affirmed to the NYSE without qualification that we have an Audit Committee meeting the requirements of SEC rule 10A-3 under the Securities Exchange Act of 1934, as amended.

We are also listed on Euronext Amsterdam, the London Stock Exchange and the Frankfurt Stock Exchange.

Legal structure of the Company

Under Section 6, Part 4 of Book 2 of the Dutch Civil Code, the rules for large companies are mandatory for us. As such, we have a two-tier management structure with a Board of Management and a Supervisory Board. Among the powers vested in the Supervisory Board is the power to appoint and remove members of the Board of Management. Some of the resolutions of our Board of Management are also subject to the approval of the Supervisory Board. Furthermore, shareholders are entitled to approve decisions of the Board of Management that have a company transforming effect, to approve the remuneration policy and share (option) plans for members of the Board of Management, to appoint members of the Supervisory Board upon proposal by the Supervisory Board, and to dismiss the Supervisory Board.

As of December 31, 2006, listed companies are obliged to incorporate information about the corporate structure of the company. None of our shareholders possess special rights and there are no restrictions applicable to the exercise of voting rights. For further information, please see ‘Shareholders’ rights, share capital and restrictions on non-Dutch shareholders’ rights’.

Our existing capital resources contain covenants, such as change of control clauses or covenants prohibiting us from entering into any amalgamation, demerger, merger, corporate restructuring or reorganization. This could trigger additional financial obligations or early redemption of outstanding indebtedness. For details of our capital resources covenants, please refer to the section entitled ‘Liquidity and capital resources – Capital resources covenants’.

Currently legislation is pending on the improvement of the processes surrounding shareholders’ meetings, such as through electronic voting. Other pending legislation will cover protection mechanisms. KPN closely monitors these developments. Where relevant, changes in legislation are implemented in our Articles of Association. The Articles were last amended on April 19, 2006. Among others, the reference to the special share was deleted.

Management

Supervisory Board

The Supervisory Board oversees strategic and organizational policymaking by the Board of Management and the way in which it manages and directs our operations and affiliated/associated companies. It oversees and supervises the Board of Management. Members of the Supervisory Board are appointed by the Annual General Meeting of Shareholders upon binding nomination by the Supervisory Board. The Central Works Council has an enhanced right of recommendation with respect to one third of the Supervisory Board, meaning that the Supervisory Board must nominate those recommended unless it is of the opinion that (1) any such person would be unsuitable to fulfill the duties of a Supervisory Board member; or (2) such appointment would cause the Supervisory Board to be improperly constituted.

According to our Articles of Association, our Supervisory Board must consist of at least five and not more than nine members. Our Supervisory Board currently consists of seven members. Members of the Supervisory Board resign according to a schedule set by the Supervisory Board. They step down at the first General Meeting of Shareholders following their four-year term of office. Under the by-laws of the Supervisory Board, they can be reappointed twice, leading to a maximum term of office of twelve years. See the ‘Report by the Supervisory Board’ for the rotation schedule.

The Supervisory Board has determined its ‘profile’, defining the basic principles for the composition of the Supervisory Board. All nominees for the election to the Supervisory Board must fit within this profile. According to this profile, the Supervisory Board must be composed in such a way that members of the Supervisory Board are able to operate independently of each other and of the Board of Management.

The by-laws of the Supervisory Board contain, among other things, rules regarding the members’ duties, powers, working methods and decision-making, what decisions by the Board of Management it must approve, training and conflict handling. The by-laws of the Supervisory Board were most recently updated in 2005. The by-laws are available on our website www.KPN.com under the section Investor Relations, Corporate Governance.

Committees of the Supervisory Board

Three committees assist the Supervisory Board: an Audit Committee, a Remuneration & Organization Development Committee and a Nominating & Corporate Governance Committee. The committees, which consist of members of the Supervisory Board, report their findings to the Supervisory Board, which is finally responsible for all decision making. The committees themselves are not empowered to make decisions. The activities of the committees are governed by written charters, available on our website www.kpn.com under the section Investor Relations, Corporate Governance.

Audit Committee

The Audit Committee’s task is to supervise in particular the (quality of the) accounting and financial reporting practices, including quarterly and annual reporting, accounting and financial reporting policies and procedures, the (quality of the) internal control system and internal audit function, the independent external audit of the Financial Statements, the performance and evaluation of the external auditor and the compliance with relevant legislation and regulations. The task of the Audit

Back to Contents    82

Committee in the area of financial reporting and accounting practices is to provide reasonable assurance that the financial disclosures prepared by management adequately reflect KPN’s financial condition, results of operations, cash flows and long-term commitments. All members of the Audit Committee are independent within the meaning of Rule 10A-3 and for purposes of the listing standards of the NYSE as they are applicable to KPN. For a discussion of the activities of the Audit Committee in 2006, see the ‘Report by the Supervisory Board’.

Remuneration & Organization Development Committee

The task of the Remuneration & Organization Development Committee is to assist the Supervisory Board regarding the development and appropriate application of remuneration policies for our Board of Management, including the remuneration of the members of the Board of Management for the coming year; the individual bonuses of members of the Board of Management on the basis of the policy framework for performance related pay, achieved targets and goals; allocation policies for options and shares (to members of the Board of Management and to other KPN senior management) and the conditions under which options and shares are granted; and the remuneration of members of the Supervisory Board for submission to the Supervisory Board and to the General Meeting of Shareholders. For a discussion of the activities of this committee in the year under review, see the ‘Report by the Supervisory Board’.

Nominating & Corporate Governance Committee

The task of the Nominating & Corporate Governance Committee is to assist the Supervisory Board with respect to the nomination of the Board of Management and the Supervisory Board and the oversight of development policies for senior management, as well as the Company’s corporate governance policies. For a discussion of the activities of this committee in the year under review, see the ‘Report by the Supervisory Board’.

Board of Management

The Board of Management, supervised and advised by the Supervisory Board, manages our strategic, financial and organizational matters and appoints senior managers. The Supervisory Board appoints and discharges members of the Board of Management and establishes their individual remuneration within the boundaries of the remuneration policies approved by the Annual General Meeting (see the ‘Remuneration report’ below for more detailed information on remuneration) and the recommendations by the Remuneration & Organization Development Committee. On the basis of the Dutch Civil Code, our articles of association and the by-laws of the Board of Management, certain decisions of the Board of Management require the approval of the Supervisory Board. These decisions include approval of the annual plan and budget, approval of resolutions that exceed certain thresholds, expanding the business materially affecting the existing business and the closing of any business if this results in a material change for a considerable number of employees. A complete overview of such decisions is included in the by-laws of both our Supervisory Board and Board of Management which are available on our website www.KPN-corporate.com under the section Investor Relations, Corporate Governance. The by-laws of the Board of Management were most recently updated in 2005.

Our Board of Management consists of five members: the Chairman of the Board, the Chief Financial Officer, and the Managing Directors of the Fixed and Mobile divisions and Consumer Market.

The current members of our Board of Management are:

Name	Date of birth	Position	Appointed on
A.J. Scheepbouwer	July 22, 1944	Chairman of the Board and Chief Executive Officer	November 1, 2001
M.H.M. Smits	September 14, 1961	Member of the Board and Chief Financial Officer	August 9, 2004, respectively September 11, 2004
E. Blok	August 3, 1957	Member of the Board and Managing Director Business Market	June 1, 2006
S.P. Miller	September 6, 1958	Member of the Board and Managing Director International Mobile	June 1, 2006
J.B.P. Coopmans	February 9, 1965	Member of the Board and Managing Director Consumer Market	September 11, 2006

Mr. A.J. Scheepbouwer was appointed Chairman of our Board of Management and Chief Executive Officer on November 1, 2001. His employment contract terminates on July 1, 2009. From 1976 to 1988, Mr. Scheepbouwer was President of the Airfreight division of Pakhoed Holding N.V. (Pandair Group). In 1988, he was appointed as Managing Director of PTT Post, then part of the Dutch national post and telecommunications operator, Koninklijke PTT Nederland N.V. In 1992, Mr. Scheepbouwer joined the Board of Management of Koninklijke PTT Nederland N.V. In June 1998, the mail, express and logistics activities were demerged from Koninklijke PTT Nederland N.V. and incorporated as a separate company, TPG N.V., of which Mr. Scheepbouwer became Chief Executive Officer. From June 1998 until September 9, 2001, he was a member of our Supervisory Board. He is currently chairman of the Supervisory Board of Havenbedrijf Rotterdam N.V., chairman of the Supervisory Board of Medisch Centrum Rijnmond-Zuid, and a member of the Supervisory Board of, and an investor in, RFS Holland Holding B.V.

Mr. M.H.M. Smits was appointed member of the Board of Management on August 9, 2004 and has been the Chief Financial Officer since September 11, 2004. He is former member of the Board of Management and Chief Financial Officer of Vendex KBB N.V. Before that he had held various (financial) management

Back to Contents    83

positions at Unilever. He is currently a member of the Supervisory Board of Delta Lloyd N.V.

Mr. E. Blok was appointed as a member of the Board of Management on June 1, 2006 and was responsible for our Fixed division until January 1, 2007. Since that date he has been responsible for our Business Market in The Netherlands. Mr. Blok joined KPN in 1983 and had held various management positions, including positions as director of KPN’s departments Carrier Services, Corporate Networks and Fixed Net Operator, and he was responsible for Corporate Strategy & Innovation. Most recently he was Chief Operating Officer for our Fixed division. He was previously, from April until December 2004, a member of our Board of Management. Mr. Blok is a member of the Advisory Board of New Venture and a member of the Board of ICT-Office.

Mr. S.P. Miller was appointed as a member of the Board of Management on June 1, 2006. Until January 1, 2007, he was (as managing director of our Mobile division) responsible for all our mobile activities in The Netherlands, Germany, Belgium and abroad. Since that date he has been responsible for all our international mobile activities (outside The Netherlands), as well as all our mobile wholesale activities. Mr. Miller held various senior management and positions in the (pay)television, media and IT industry in South Africa and Europe, including M-Net (South-Africa), MIH (Netherlands / South-Africa), Nethold (Netherlands), Vesta (South-Africa) and Leaderman (Belgium / Luxembourg). In November 1998, he was appointed CEO of KPN Orange, now BASE. Since then he has held various positions in KPN’s mobile activities, including those of CEO of KPN Mobile The Netherlands and KPN Mobile International, and member of the Board of Management of KPN Mobile N.V. and Hutchison 3G UK Ltd. In May 2005 he was appointed CEO of KPN’s international mobile activities, E-Plus and BASE. He currently is chairman of the Supervisory Board of E-Plus and chairman of the Board of BASE.

Mr. J.B.P. Coopmans was appointed as a member of the Board of Management on September 11, 2006. As of January 1, 2007, he is responsible for our Consumer Market in The Netherlands. Mr. Coopmans has held various (commercial) management positions at Unilever. In 1998 he was appointed Managing Director of DiverseyLever. In September 2000 he was appointed chairman of the Board of IgloMora and as of 2004 he was chairman of the Board of Unilever de Mexico.

The business address of each of the members of the Board of Management is Maanplein 55, 2516 CK, The Hague, The Netherlands.

Managerial matters

Managerial measures

The reporting units in the Fixed and Mobile division report their financial and operational performance on a monthly basis to the Board of Management. Management of the reporting units also provides the director with a letter of representation regarding the accuracy of the reporting and compliance with prescribed policies. The reports are checked and reviewed by the control departments of the respective divisions. The director reviews the performance of the reporting units on a monthly basis. The director, with the assistance of management of the reporting units, discusses (on a monthly basis) the performance of the division with the relevant member of the Board of Management and our CEO and CFO. Our Corporate Control department assists our relevant member of the Board of Management and CEO and CFO in these discussions.

DISCLOSURE COMMITTEE

A Disclosure Committee, established in January 2003, evaluates disclosure and internal control procedures to ensure that relevant information on the Company is brought to the attention of the Board of Management. This Committee also examines reports and other materials that are to be issued externally to ensure that they are correct, timely and complete. The Disclosure Committee advises the Board of Management, the Audit Committee and the Supervisory Board. This committee consisted in 2006 of the directors of Corporate Control, Corporate Treasury & Risk Management, Corporate Legal, Press Department and Investor Relations, the Secretary to the Board of Management and the finance directors of the Fixed division and the Mobile operators. The committee met on 9 occasions in 2006 and reviewed our disclosure controls and procedures, our internal controls and procedures and our proposed public disclosures.

Compliance

In 2006, we pursued a consistent policy to enhance and improve our compliance with relevant legislation.

Code of Conduct

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

To translate the Code of Conduct into practical terms for employees, we have introduced in recent years a number of separate codes to clarify our internal rules. These separate codes, which were updated in 2005, are bundled into four clusters: (1) integrity, (2) competition and telecommunication law, (3) insider trading and (4) information security. The integrity cluster contains rules for all our employees with respect to secondary employment outside KPN and also with respect to business transactions and business gifts. This cluster contains furthermore our Code of Ethics for our financial management, which sets rules to protect the integrity of our financial management. It applies to our Chief Executive Officer, Chief Financial Officer, the director of our Corporate Control Department and all other financial managers. We did not

Back to Contents    84

grant any waivers in 2006 under this code. The competition and telecommunication law cluster contains rules with respect to the use of customer information, anti-trust issues, retail offerings and wholesale issues. The insider trading cluster contains rules to prevent insider trading. These rules were updated during 2006. The information security cluster contains rules with respect to the use of information regarding our Company and the use of information and communication tools provided to our employees.

To complement the rules in the separate codes we have introduced three general guidelines: the whistleblower policy, the fraud policy and the protocol on integrity investigations. Pursuant to the whistleblower policy, employees can report questionable accounting or auditing matters or fraud to the Chairman of the Audit Committee. Any reports or complaints by employees under this code will be dealt with in strictest confidence and investigated promptly by management or the Chairman of the Audit Committee, as the case may be. In order to simplify the reporting process, we have introduced a telephonic reporting system where employees can make reports. As the system is operated by an independent third party, anonymity of the employee is, if desired by the employee, guaranteed.

In 2005, we introduced the KPN fraud policy. We promote consistent organizational behavior by providing guidelines and assigning responsibility for the development of controls that will aid in the detection and prevention of fraud against KPN (financial and telecom fraud and other inappropriate misconduct). Since 2002, the protocol on integrity investigations has been effective. Purpose of this protocol is to create the framework to prove or rule out the involvement of employees and/or third parties connected to KPN in violating internal or legal rules. We encourage our employees to actively report any (suspected) breach of the Code of Conduct or the separate codes. Our internal Security department plays a key role in this by offering support via a helpdesk, where employees can anonymously report such breaches and also obtain information regarding the principles underlying the codes. In the event a breach is reported, our Security department conducts an investigation on a strictly confidential basis. The outcome of the investigation is reported to local management and in relevant cases to the Audit Committee.

We continued our communications efforts regarding our Code of Conduct and compliance during 2006, for example through a booklet containing the basic principles of our internal rules, which was distributed to all our employees, and an easy-to-use leaflet on insider information. We check employee awareness of the codes each year as part of the Annual Employee Satisfaction Survey.

Training

In 2005 and 2006, we organized mandatory trainings regarding competition and telecommunications law for a significant number of our employees. The objective of the training program was to increase the awareness and the knowledge of employees regarding competition and telecommunication law. The training program consisted of workshops, an in-house designed and tailor-made e-learning tool and an e-test. Approximately 3,300 of our employees in The Netherlands participated in these trainings. We also organized mandatory e-learning trainings for approximately 700 employees regarding our Business Control Framework and our policies. We furthermore organized a number of workshops with management and employees to explain the new rules regarding insider training and increased awareness regarding our rules on information security and company assets by a top-down approach in which a substantial part of our management and employees were trained. In January 2006, we organized an Integrity Workshop for our top 25 managers in The Netherlands in which ethical dilemmas were discussed. The workshop was chaired by one of the members of our Supervisory Board.

Organization

During 2006 we further strengthened our compliance organization to reflect the importance of compliance within our company. We appointed Business Compliance Officers in our main businesses in The Netherlands and Country Compliance Officers at E-Plus and BASE. These compliance officers deal with compliance issues within their respective businesses on a day to day basis and report to the Director of that business and the Group Compliance Officer. The Group Compliance Officer, who is assisted by a small staff, reports to the Chairman of the Audit Committee and the CEO.

Internal risk management and Control system

KPN has combined the existing elements of its internal risk management and control system in a Business Control Framework, including the relevant criteria for financial procedures, set forth in COSO (integrated internal control framework by the Committee of Sponsoring Organizations of the Treadway Commission). Some main elements of the Business Control Framework are:
•	policies and procedures, which reporting units must comply with;
•	a Code of Conduct and separate codes such as a Code of Ethics for the financial function and the whistleblower procedure (please refer to Compliance’ for further information);
•	periodic risk analyses of the operational, financial, strategic and compliance objectives of our Company and an assessment of our internal control system to secure its effectiveness (for the most important risks identified, please refer to the section Risk Factors in this Annual Report);
•	a financial planning and control cycle including monthly reviews with the CEO and CFO (please refer to ‘Managerial Measures’ for further information);
•	the Internal Audit department, which plays an important role in assessing the quality and effectiveness of KPN’s internal risk management and control system. The Internal Audit department conducts systematic and ad hoc audits. The audit findings are discussed with management of the related reporting units. Every quarter the main findings are reported to the Board of Management and the Audit Committee; and
Back to Contents 85
•	a tightening of our compliance procedures. For further information, please see the paragraph ‘Compliance’.

Our internal risk management and control system cannot provide absolute assurance, but aims at a reasonable level of assurance, that realization of strategic and operational objectives is monitored, the financial reporting is reliable and where relevant applicable laws and regulations are complied to.

The Board of Management, to the best of its knowledge, believes that KPN complies with the requirements of recommendation II.1.4 of the Dutch Corporate Governance Code and the recommendations of the Corporate Governance Code Monitoring Committee on the application thereof, by including the following reports:
•	the description of our operational, financial, compliance, strategic and financial reporting risks (see Risk Factors and Corporate Governance);
•	the description of our internal risk management and control system; and
•	management’s report on Internal Control over financial reporting to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

Our internal risk management and control system was discussed in the Audit Committee and Supervisory Board.

Controls and procedures statement under the Sarbanes-Oxley Act

Evaluation of disclosure controls and procedures

As of the end of the period covered by this report, the Company’s management (with the participation of its Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the US Securities Exchange Act of 1934, as amended is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Management’s Report on Internal Control Over Financial Reporting

As of the end of 2006, the Company must comply with the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires the Company to include in the annual report an internal control report, containing management’s assessment on the effectiveness of the internal controls over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rules 13a-15(f)).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006.

PricewaterhouseCoopers Accountants N.V., the registered public accounting firm that audited the financial statements included in this annual report, has issued an attestation report on the Company’s management’s assessment of the Company’s internal control over financial reporting. The Accountant’s attestation report is presented on pages 105 and 106.

Auditor

Our external auditor is responsible for auditing the financial statements and auditing internal control over financial reporting. Following recommendation by the Audit Committee and upon proposal by the Board of Management and the Supervisory Board, the General Meeting of Shareholders appoints each year the auditor to audit the financial statements of the current financial year. The external auditor reports to our Supervisory Board and Board of Management. The external auditor is present at the meetings of the Audit Committee and the Supervisory Board when our quarterly and annual results are discussed.

At the request of the Board of Management and the Audit Committee, the Internal Audit department reviews in advance each service to be provided by the auditor to identify any possible breaches of the auditor’s independence. The Audit Committee pre-approves every engagement of our external auditor.

In 2006 and 2005, total fees from PricewaterhouseCoopers, our external auditor, amounted to:

Amounts in millions of euro	2006	2005

Audit fees	15.8	10.9
Audit-related fees	3.6	3.4
Tax fees	0.0	0.0
All other fees	0.1	0.3
Total	19.5	14.6

Back to Contents    86

The audit fees include the aggregate fees in each of 2006 and 2005 for professional services rendered for the audit of our annual financial statements and annual statutory financial statements of subsidiaries or services that are normally provided by the auditor in connection with the audits and regulatory filings or engagements for those financial years. The 2006 audit fees include fees for the audit of internal control over financial reporting with respect to the Sarbanes-Oxley Act. The audit-related fees include the aggregate fees billed in each of 2006 and 2005 for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit services. This includes due diligence and assurance services related to a potential acquisition as well as IT related assurance services in 2006 and services related to Sarbanes-Oxley in 2005. Other fees relate to permitted services not included in the above categories.

Shareholders’ rights

Share capital

Our authorized capital stock totals EUR 1,920,000,000, divided into 4 billion ordinary shares of EUR 0.24 each and 4 billion Class B preferred shares of EUR 0.24 each. As of December 31, 2006, a total of 1.928.551.326 ordinary shares had been issued.

In December 2005, as part of the sale of a large part of its shareholding, the State disposed of the special share it previously held in KPN. We acquired the special share for its nominal value of 48 eurocents, as provided for in the articles of association. The Annual General Meeting of Shareholders on April 11, 2006, approved the proposal to amend our articles of association to, among other things, delete the concept of the special share and to convert the special share into two ordinary shares of EUR 0.24 each.

Dutch laws prohibit us to cast a vote on shares we hold. The ordinary shares and Class B preferred shares carry the right to cast one vote each. For a description of the preferred shares, please refer to the section titled ‘Foundation Preference Shares Class B KPN’. The ordinary shares are registered or payable to bearer. Shareholders may request the Company to convert their registered shares to bearer shares but not vice versa. The General Meeting of Shareholders has authorized the Board of Management to issue new shares. The present authorization of the Board of Management is valid until October 11, 2007. The Board of Management is authorized to issue new shares up to 10% of the issued share capital at the time of issue. Under Dutch law, the holders of ordinary shares generally have preemptive rights on the issue of new ordinary shares.

Purchase of shares in the company’s own capital

The shareholders have authorized our Board of Management (until October 12, 2006) to purchase shares in the Company’s own capital at a price of not less than EUR 0.01 and not more than the stock market price plus 10%. The stock market price is defined as the average of the closing prices in the five days of trading preceding the date of purchase. Any such purchase requires the approval of the Supervisory Board. Votes may not be cast on purchased shares and they do not count towards determining the number of votes required at a General Meeting of Shareholders. We may only purchase shares in our own capital if the shares are fully paid-up and the distributable part of the shareholders’ equity is at least equal to the purchase price. We may not acquire or hold more shares with an aggregate nominal value exceeding 10% of our issued capital.

During 2006, KPN repurchased 164.9 million shares at an average price of EUR 9.59 for a total amount of EUR 1.6 billion, of which 80 million shares repurchased from the Dutch State (for a total amount of EUR 0.8 billion) and of which 2.1 million shares repurchased to cover share and option plans. Following the repurchase from the State on September 22, 2006 the EUR 1 billion share repurchase program announced in February 2006 was completed. During 2006, the shares purchased under our 2006 share repurchase program and from the Dutch State (both repurchased in 2005 and 2006) were cancelled. The number of outstanding shares amount to 1,928,551,326, representing a 23% reduction of outstanding shares since the start of share repurchases in March 2004. During 2006, a total of 223 million ordinary shares which were acquired since December 2005 were cancelled.

Issuer purchaseS of equity securities

Period	Total number of shares repurchased	Average price paid per share in euro	Number of shares purchased as part of publicly announced programs	Maximum amount of share repurchases yet to be done under the programs (in millions of euro)

Purchased in 2006
January	-	-	-	-
February	-	-	-	1,000,000,000
March	4,002,309	9.27	4,002,309	962,917,295
April	12,140,859	9.27	12,140,859	850,335,454
May	19,306,854	9.11	19,306,854	674,380,421
June	17,284,055	8.82	15,160,055	540,351,341
July	10,287,394	8.74	10,287,394	450,397,638
August	15,213,510	9.42	15,213,510	307,011,805
September	86,698,061	10.04	6,698,061	240,962,222
October	-	-	-	-
November	-	-	-	-
December	-	-	-	-
Subtotal purchased in 2006	164,933,042	9.59	82,809,042	-
- of which purchased for option plans	2,124,000	8.67
- of which purchased from Dutch State	80,000,000	10.05

Back to Contents    87

Annual General Meeting of Shareholders

Within six months of the end of a fiscal year, an Annual General Meeting of Shareholders is held in The Hague, Amsterdam, Utrecht or Rotterdam, where the discussion of the Annual Report and approval of the Financial Statements are put on the agenda. The Board of Management or the Supervisory Board convenes a meeting subject to advance notice of at least 15 days, which also fulfills the requirements of the NYSE (10 business days). Other General Meetings of Shareholders are held as often as the Supervisory Board or Board of Management deems necessary. One or more shareholders together representing at least 10% of the subscribed capital stock may request the Board of Management and the Supervisory Board, in writing, to convene a General Meeting of Shareholders. If the Boards fail to organize such a meeting within six weeks, the District Court may authorize those shareholders to convene a General Meeting of Shareholders.

The Board of Management and the Supervisory Board determine the agenda of the General Meeting of Shareholders. Shareholders who individually or collectively represent at least 1% of the issued capital, or alone or in the aggregate, at least a value of fifty million euros (EUR 50,000,000) according to the Official Price List, have the right to propose items for the agenda. Such requests will be honored, unless grave interests of the Company dictate otherwise. The request must be submitted in writing at least 60 days prior to the date of the meeting. The Chairman of the Supervisory Board chairs the meeting.

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

Adoption of financial statements and discharge of responsibility

Within five months of the end of every fiscal year, the Board of Management must prepare the Financial Statements accompanied by an Annual Report. The General Meeting of Shareholders may extend this period to a maximum of six months in exceptional circumstances. The Financial Statements are submitted to the Supervisory Board for approval. The Supervisory Board submits the approved Financial Statements to the General Meeting of Shareholders for adoption together with the Annual Report for discussion. At the same time, the Supervisory Board submits the approved Financial Statements to the Central Works Council for information purposes. Adoption of the Financial Statements does not automatically discharge the Board of Management or the Supervisory Board from liability. This requires a separate resolution by the General Meeting of Shareholders.

Dividends

Under the Articles of Association, the Class B preferred shares carry preferred dividend rights. Subject to the approval of the Supervisory Board, the Board of Management will determine what proportion of the profit remaining after satisfaction of these preferred dividend rights will be appropriated to the reserves. The Board of Management may decide to allocate the complete remainder to the reserves. Any remaining profit resulting after this appropriation is available for distribution on the ordinary shares. The decision to pay out dividend is made by the General Meeting of Shareholders, upon proposal by the Board of Management with the approval of the Supervisory Board. In addition, the Board of Management may, subject to approval by the Supervisory Board, decide to pay out the entire dividend on ordinary shares in shares instead of in cash. Subject to Supervisory Board approval and certain legal requirements, the Board of Management may furthermore decide to pay out interim dividends on ordinary shares. Please refer to the section titled ‘Information on the KPN share - Dividend Policy’ for more information.

Amendment of the articles of association; dissolution; legal merger; demerger; reduction of capital

The General Meeting of Shareholders may pass resolutions to effect a merger, split-up or dissolution of the Company or amend its Articles of Association only upon a proposal by the Board of Management. The Supervisory Board must approve such a proposal. An absolute majority of the votes cast is required to adopt such a shareholders’ resolution.

Liquidation

In the event of dissolution or liquidation, the assets remaining after payment of all debts will be divided among shareholders in the following way: the holders of issued and outstanding Class B preferred shares will first receive the par value paid for the shares and any amount owed by way of dividend on the shares, in so far as not already paid out in previous years. Secondly, the remaining amount will be distributed to holders of ordinary shares in proportion to the total number of shares possessed by each holder.

Restrictions on non-Dutch shareholders’ rights

Under our Articles of Association, there are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights in respect of our securities, and there are no such restrictions under Dutch corporate law.

Back to Contents    88

Major shareholders and control of the company

General

The table below sets forth, as of the period indicated, the number of shares of each class of our voting shares held by anyone who owns 5% or more of these shares. The table also sets out the number of shares of each class beneficially owned by the members of our Supervisory Board and our Board of Management.

Title of class	Identity of person/group	At February 27, 2007	At December 31, 2006	At December 31, 2005	At December 31, 2004
Ordinary shares	State of The Netherlands	0%	0%	166,966,893 (7.8%)	481,966,893 (20.7%)
Ordinary shares	Current members of Management Board and our Supervisory Board	Less than 0.01%	Less than 0.01%	Less than 0.01%	Less than 0.01%
Special share	The State of The Netherlands	-	-	-	1

Furthermore Capital Group International, Inc., Capital Research and Management Company and Barclays Plc have notified The Netherlands Authority for the Financial Markets (‘AFM’) that they hold respectively between 5%-10% (November 1, 2006: 7.4%), 15%-20% (January 8, 2007: 15.07%) and 5%-10% (January 5, 2007: 5.38%) of the ordinary shares of KPN.

As of December 31, 2006, 51 ADR record holders held 14,591,771 ordinary shares in the form of American Depository Shares, representing 0.76% of our outstanding ordinary shares.

As of December 31, 2006, approximately 13% of our outstanding ordinary shares was held by Dutch investors.

The State of the Netherlands

Until September 22, 2006, the State of The Netherlands, referred to hereinafter as the State, represented by the Ministry of Finance, was a large shareholder in our Company. On that date the State sold the remainder of its shareholding in KPN, bringing an end to its long standing relationship with KPN as a shareholder.

The State is a major customer and purchases our services on normal market terms and conditions. The State may further require us by law to provide certain services in connection with national security or the investigation of criminal offences. The services include tapping telephone lines and providing and maintaining a special secure network for emergencies.

THE FOUNDATION PREFERENCE SHARES B KPN (STICHTING PREFERENTE AANDELEN B KPN)

According to its Articles of Association, the statutory goal of the Foundation Preference Shares B KPN (the ‘Foundation’) is to protect our interests (which includes the interests of our stakeholders, such as customers, shareholders and employees), by, among other things, protecting us from influences that may threaten our continuity, independence and identity. Consequently, in the event of any circumstances where the company is subject to influences as described above, the call option (as described below) will be exercised in the company’s interest and where relevant taking public security considerations into account, with a view to enabling the company to determine its position in relation to the circumstances as referred to above, and seek alternatives. The Board of the Foundation is of the opinion that under normal circumstances it should not exercise its voting rights for longer than a limited period. The Board of the Foundation considers it undesirable for the Board of Management to ignore a shift in the balance of power in the general meeting of shareholders over an extended period of time per event. It is furthermore undesirable that the Board of Management should (be able to) use anti-takeover measures to further the personal interests of individuals involved with the company.

The members of the Board of the Foundation are Professor S.C.J.J. Kortmann, Mr. J. den Hoed RA (vice-Chairman), Mr. P. Bouw, Mr. H. Zwarts and Mr. J.H. Schraven. In due course, Mr. Schraven will succeed Professor Kortmann as Chairman. Our Board of Management and the members of the Board of the Foundation share the view that the Foundation is independent from us in accordance with Appendix X to the Listing and Issuing Rules of the Stock Exchange of Amsterdam (Euronext).

The views of the Board of the Foundation, summarised above, have been published at the Foundation’s own web-site (www.prefs-KPN.nl).

We have a put option to place with the Foundation a number of our Class B preference shares, which have the same voting rights as ordinary shares, not exceeding the total issued share capital before such issue, or, subject to prior approval by the General Meeting of Shareholders, such larger number as the parties may agree. In addition, the Foundation has a call option, which is not limited in time, to acquire a number of Class B preference shares from us not exceeding the total issued amount of ordinary shares, minus one share and minus any shares already issued to the Foundation.

Since October 12, 2006, the authority of the Board of Management to issue Class B preference shares under the put option expired. This expiration does not affect the obligation to issue Class B preference shares upon exercise of the call option by the Foundation.

Upon exercise of the call option, 25% of the nominal value of EUR 0.24 per Class B preference share needs to be paid by the Foundation. Our Board of Management can decide to request the Foundation to pay the remainder. Such decision is subject to the approval of the Supervisory Board.

Back to Contents    89

Back to Contents

Report by the supervisory board

Organization of the Supervisory Board

For a description of the organization and structure of our Supervisory Board, see the chapter ‘Corporate Governance’.

Composition of the Supervisory Board

In 2006, the composition of the Supervisory Board did not change. At the Annual General Meeting of Shareholders in April 2006, Mr. Jager stepped down, as he had reached the end of his four-year term of office. Upon nomination by the Supervisory Board, the General Meeting of Shareholders reappointed Mr. Jager for a second term of four years.

Composition of the Supervisory Board in 2006
Name	Date of birth	Start of term	End of term	Committees
A.H.J. Risseeuw (Chairman)	November 9, 1936	May 2, 2001, April 12, 2005 1)	2009	Chairman Remuneration & Organization Development Committee Nominating & Corporate Governance Committee
D.G. Eustace (Vice-chairman)	July 3, 1936	April 27, 2000, April 15, 2004 1)	2008	Chairman Audit Committee
M. Bischoff	April 22, 1942	May 12, 2003	2007	Audit Committee
V. Halberstadt	June 16, 1939	May 11, 1995, April 29, 1999 1), May 12, 2003 1)	2007	Remuneration & Organization Development Committee Nominating & Corporate Governance Committee
D.I. Jager	April 30, 1943	April 25, 2002, April 11, 2006 1)	2010	Chairman Remuneration & Organization Development Committee Nominating & Corporate Governance Committee
M.E. Van Lier-Lels	October 19, 1959	May 2, 2001, April 12, 2005 1)	2009	Remuneration & Organization Development Committee Nominating & Corporate Governance Committee
J.B.M. Streppel	October 11, 1949	May 12, 2003	2007	Audit Committee

1) reappointment

In 2007, Mr. Halberstadt, Mr. Bischoff and Mr. Streppel are due to step down from the Supervisory Board, as they will reach the end of their four-year term of office. Mr. Halberstadt has served three consecutive terms of four years, and will therefore, in accordance with best practice provision III.3.5 of the Dutch Corporate Governance Code, not be available for re-appointment. The Supervisory Board expresses its warm gratitude for the contribution that Mr. Halberstadt has given to the Supervisory Board and to the company in general, over the past 12 years.

Mr. Bischoff and Mr. Streppel have indicated their availability for reappointment. The vacancy that has arisen following the resignation of Mr. Halberstadt is subject to the enhanced right of recommendation of the Central Works Council. The Central Works Council has informed the Supervisory Board that it will abstain from making such recommendation.

The three vacancies in the Supervisory Board must be filled in line with the Profile of the Supervisory Board. Based on an evaluation of its composition, the Supervisory Board, in consultation with the Board of Management and the Central Works Council, will nominate Mr. Bischoff and Mr. Streppel for reappointment at the Annual General Meeting of Shareholders on April 17, 2007. The nomination of a further candidate will be considered.

Brief résumés of all members of the Supervisory Board are provided at the end of this Chapter. The business address of each of the members of the Supervisory Board is Maanplein 55, 2516 CK, The Hague, The Netherlands.

Meetings of the Supervisory Board

The Supervisory Board met on ten occasions in 2006, of which eight were regularly scheduled meetings and the remaining two were ad hoc meetings (by telephone) on specific topics that required urgent attention. Most meetings were held jointly with

Back to Contents    90

the Board of Management. Throughout the year, the Chairman of the Supervisory Board was in close contact with the Chief Executive Officer, and the Chairman of the Audit Committee was in close contact with the Chief Financial Officer.
The attendance of Supervisory Board meetings was 93% (95% for regularly scheduled meetings, 86% for ad hoc meetings). On certain occasions, in line with the Articles of Association of the Company, the Supervisory Board took resolutions outside of a meeting, if this was required due to urgency or if the matter did not require discussion in a meeting.

Independence

Throughout the year, all members of the Supervisory Board were independent from the Company within the meaning of the Dutch Corporate Governance Code: the composition of the Supervisory Board was such that the members were able to act critically and independently of one another and of the Board of Management and any particular interests. In this respect also refer to the section ‘Related Party Transactions’.

Activities of the Supervisory Board

During its meetings and contacts with the Board of Management, the Supervisory Board discussed such topics as the Company’s strategy, the results achieved and plans for next periods, strategic decisions that required the approval of the Supervisory Board, the functioning and remuneration of the Board of Management and all other relevant matters brought to its attention. In reviewing proposals, the Supervisory Board discussed with the Board of Management the business case for the proposal, the risks involved and possible alternatives to the proposal.

In particular, the Supervisory Board undertook the following activities during 2006:

The financial performance of the Company was extensively discussed at the Supervisory Board meetings preceding the publication of the quarterly and annual results. In this discussion, the Audit Committee, that had already reviewed the financial performance prior to the meeting, advised the full Supervisory Board on the most relevant matters. The Company’s external auditor, as well as relevant members of senior management, attended these discussions. The auditor presented its findings over the preceding quarter.

The Supervisory Board discussed various acquisition opportunities. The acquisitions of Demon and Tiscali, as well as the proposed transaction with iBasis, received Supervisory Board approval.

The move towards integration of the Company’s fixed and mobile activities in The Netherlands, and the restructuring into a Consumer and a Business division, were discussed at several meetings and subsequently approved. In connection with this move, the Supervisory Board decided to appoint Mr. Coopmans to the Board of Management, responsible for the Dutch Consumer business.

The Supervisory Board furthermore discussed various matters related to the financing of the company, such as the tender for and new issuance of bonds in November, the renegotiation of the Company’s credit facility, the granting of both a full year (February) and interim dividend (August), and the buy back of shares, including the repurchase of 80 million shares from the State of The Netherlands.

The strategy of the Company was discussed in a dedicated session in September. In that meeting, the Supervisory Board received the opinions of outside experts, as well as updates on the progress of implementation of the Company’s strategy from the Board of Management. Other strategic matters were discussed throughout the year, whenever these were deemed relevant for discussion.

On the topic of Corporate Governance, the Supervisory Board approved the proposed changes to the Articles of Association to incorporate relevant changes in Dutch company law and the cancellation of the ‘Special Share’. Furthermore, the Supervisory Board discussed with the Board of Management the way in which the company could use the preference shares B, and a proposal was made to the Annual General Meeting of Shareholders.

The Supervisory Board is regularly appraised of important technical, societal and regulatory developments through experts in the relevant topics, and through visits to its operations and other organizations it works with. Members of the Supervisory Board attended meetings of the Central Works Council.

In its December meeting, the Supervisory Board evaluated the performance of the Board of Management. In February 2007, the Supervisory Board evaluated its own performance over 2006.

Committees of the Supervisory Board

As set out in the chapter titled ‘Corporate Governance’, the Supervisory Board has three Committees: the Audit Committee, the Remuneration & Organization Development Committee and the Nominating & Corporate Governance Committee. All three Committees met separately throughout the year. Their main considerations and conclusions were shared with the full Supervisory Board.

Audit committee

In 2006, the Audit Committee consisted of three Supervisory Board Members, Mr. Eustace (Chairman), Mr. Bischoff and Mr. Streppel. Both Mr. Eustace and Mr. Streppel are considered to be financial experts within the meaning of the Dutch Corporate Governance Code and Rule 10 A-3 of the Securities Exchange Act of 1934, as amended. The Audit Committee held six meetings, most of which were also attended by the CFO and the internal and external auditor. The Committee also met separately with the external auditor.
The Audit Committee reviewed and discussed in particular all financially relevant matters that were presented to the Supervisory Board. These items included the 2005 Financial Statement, Annual Report and Form 20-F, the quarterly results,

Back to Contents    91

reports by the internal and external auditor as well as the Disclosure Committee, the Company’s budgets and projections and the Company’s financing policy.

Furthermore, the Audit Committee paid specific attention to the internal control framework and risk management systems of the company, as well as the implementation of the Sarbanes Oxley Act. The progress on this implementation was discussed in each meeting, and in the second half of the year, the Committee was also kept informed in between meetings of the Committee through monthly reports.

The Committee also discussed other topics that were in its scope of attention, most notably compliance, fraud management, taxation and IT. In December, the Audit Committee evaluated its own performance and effectiveness.

Remuneration & Organization development committee

The Remuneration & Organization Development Committee has four members, Mr. Jager (Chairman), Mr. Risseeuw, Mr. Halberstadt and Ms. Van Lier Lels. In 2006, the committee met five times. The committee reviewed the remuneration packages of the Board of Management and established bonus targets for 2006. It reviewed the Board pension plans in the context of broader changes in The Netherlands. The committee prepared changes in the composition of the peer group and the set up of the long term incentive program. It discussed talent development issues for senior management. Further details on the activities of the Remuneration & Organization Development Committee are provided in the ‘Remuneration Report’.

Nominating & Corporate Governance committee

The Nominating and Corporate Governance Committee has four members: Mr. Risseeuw (Chairman), Mr. Halberstadt, Mr. Jager, and Ms. Van Lier Lels. The purpose of the Nominating and Corporate Governance Committee is to recommend individuals to the Supervisory Board for nomination as members of the Board of Management, to support the Supervisory Board in adopting high standards and practices for the corporate governance structure, to lead the Board of Management in its periodic review of its performance, and to oversee the Company’s activities in the areas of environmental and corporate responsibility.

The Nominating and Corporate Governance Committee met six times during 2006. It prepared the appointment of two board members per June 1, 2006, and the recruitment and appointment of a new board member for the Consumer business per September 11, 2006. It discussed compliance and integrity issues with senior management and reviewed the performance of the individual members of the Board of Management.

Changes in the Board of Management

Per June 1, 2006, Mr. Blok and Mr. Miller were appointed as members of the Board of Management. Mr. Blok had previously been a member of the Board of Management in 2004, and had resigned in connection with the investigation into the appropriateness of discounts in the business market. Upon finalization of both the independent investigation by the Audit Committee and the investigation by OPTA, the Supervisory Board was of the opinion that Mr. Blok should be reappointed to the Board of Management. Prior to their appointments, Mr. Blok was Chief Operating Officer of the Fixed division and Mr. Miller was Chief Executive Officer of our international mobile operations. As members of the Board of Management, Mr. Blok had specific responsibility for the Fixed division and Mr. Miller had specific responsibility for the Mobile division. Also per June 1, 2006, Mr. Demuynck, who had previously been responsible for the Mobile division, left the Company.

Per September 11, 2006, Mr. Coopmans was appointed as member of the Board of Management, with particular responsibility for the Dutch Consumer business.
The appointments of Mr. Blok and Mr. Miller were preceded by the required notification at the Annual General Meeting of Shareholders. For the notification of the intended appointment of Mr. Coopmans, an Extraordinary General Meeting of Shareholders was held on August 28, 2006.
For an overview of all members of the Board of Management, refer to the chapter titled ‘Corporate Governance’.

Financial Statements

The Financial Statements for the year ended December 31, 2006 were prepared by the Board of Management and approved by the Supervisory Board. The Report of Independent Auditors of PricewaterhouseCoopers Accountants N.V. is included in the Financial Statements.

The Supervisory Board recommends to the Annual General Meeting of Shareholders to adopt these Financial Statements, including the proposed cash dividend of EUR 0.50 per share.

Finally, the Supervisory Board would like to thank all shareholders for their trust in the Company and all employees and management for their dedication and effort.

The Hague, March 1, 2007

A.H.J. Risseeuw

D.G. Eustace

M. Bischoff

V. Halberstadt

D.I. Jager

M.E. van Lier Lels

J.B.M. Streppel

Back to Contents    92

Members of the Supervisory Board

The current members of the Supervisory Board are:

A.H.J. Risseeuw (1936)

Mr. Risseeuw was first appointed as member of the Supervisory Board on May 2, 2001, and he is the Chairman of the Supervisory Board since September 10, 2001. His current (second) term expires in 2009. Mr. Risseeuw chairs the Nominating & Corporate Governance Committee and is a member of the Remuneration & Organization Development Committee. He has held various management positions with Dutch international companies and is the former President of Getronics N.V. He is Chairman of the Supervisory Boards of Groeneveld Groep B.V. and Intergamma B.V., a member of the Supervisory Boards of Heineken N.V. and Blokker Holding B.V. and a member of the Advisory Council of Deloitte Netherlands. Mr. Risseeuw is a Dutch citizen.

D.G. Eustace (1936)

Mr. Eustace was first appointed as member of the Supervisory Board on April 27, 2000, and he is the Vice Chairman of the Supervisory Board since September 10, 2001. His current (second) term expires in 2008. Mr. Eustace is the Chairman of the Audit Committee.
Mr. Eustace is the former Vice Chairman of the Board of Management and Chief Financial Officer of Royal Philips Electronics N.V. He currently is the Chairman of the Supervisory Board of AEGON N.V. and VNU Group B.V. (until recent VNU N.V.), Vice Chairman of the Supervisory Board of Hagemeyer N.V. and a member of the Advisory Council of Rothschild. In 2006 he stepped down as Chairman of the Board of Smith & Nephew Plc. Mr. Eustace is a British and Canadian citizen. In January 2007, Mr. Eustace was appointed member of the Supervisory Board of Stork N.V.

M. Bischoff (1942)

Mr. Bischoff was appointed as member of the Supervisory Board on May 12, 2003 and his current (first) term expires in 2007. He is a member of the Audit Committee. Mr. Bischoff, a former member of the Management Board of DaimlerChrysler, is currently Chairman of the Board of Directors of the European Aeronautic Defence and Space Company (EADS) N.V. Furthermore, he is Chairman of the Supervisory Board of DaimlerChrysler Luft- und Raumfahrt Holding AG, a member of the Supervisory Boards of DaimlerChrysler AG, Fraport AG, SMS GmbH and Voith AG and a non-executive member of the Board of Directors of Nortel Networks Corp., Nortel Networks Ltd.,and Unicredit. Mr. Bischoff is a German citizen.

V. Halberstadt (1939)

Mr. Halberstadt was appointed as member of the Supervisory Board on May 12, 2003 and his term expires in 2007. He is a member of the Remuneration & Organization Development Committee, as well as the Nominating & Corporate Governance Committee. Mr. Halberstadt is a professor of Economics at Leiden University. He is a member of the Supervisory Boards of TNT N.V. and Het Concertgebouw N.V., International Advisor of Goldman Sachs Group Inc. and non-executive director of PA Holdings Ltd. and RHJ International S.A. Mr. Halberstadt previously served amongst others as President of the International Institute of Public Finance, Crown-member of the Social and Economic Council and Chairman of the DaimlerChrylser International Advisory Board. Mr. Halberstadt is a Dutch citizen.

D.I. Jager (1943)

Mr. Jager has been a member of the Supervisory Board since April 25, 2002 and his current (second) term expires in 2010. Mr. Jager is the Chairman of the Remuneration & Organization Development Committee, and a member of the Nominating & Corporate Governance Committee. He held various management positions at Procter & Gamble in Europe, Asia and the United States and was Chairman of the Board, President and/or Chief Executive Officer from January 1995 through June 2000. Mr. Jager currently is an independent consultant and private investor. He is Chairman of the Supervisory Board of Royal Wessanen N.V. and serves on the Boards of Eastman Kodak Inc., Chiquita Brands International Inc. and Polycom Inc. as a non-executive board member. Mr. Jager is both a US and Dutch citizen and resides in the United States.

M.E. van Lier Lels (1959)

Ms. Van Lier Lels was first appointed as member of the Supervisory Board on May 2, 2001 and her current (second) term expires in 2009. She is a member of the Remuneration & Organization Development Committee, as well as the Nominating & Corporate Governance Committee. Ms. Van Lier Lels has held various management positions with Dutch international companies and is the former Chief Operating Officer of Schiphol Group. She is a member of the Supervisory Boards of USG People N.V., Connexxion Holding N.V., TKH Group N.V., Nedlloyd N.V. (Maersk Netherlands) and Slavenburg Holdings B.V. She is a member of the Audit Committee of the Algemene Rekenkamer, a member of the Raad voor Verkeer en Waterstaat and a member of the Innovation Platform. Ms. Van Lier Lels is a Dutch citizen.

J.B.M. Streppel (1949)

Mr. Streppel was appointed as member of the Supervisory Board on May 12, 2003 and his current (first) term expires in 2007. He is a member of the Audit Committee.
Mr. Streppel is a member of the Board of Management and Chief Financial Officer of AEGON N.V. and a member of the Supervisory Board of Van Lanschot N.V. He is a member of the Committee of Listed Companies of Euronext (Amsterdam), Chairman of the Shareholders Communication Channel and a member of the Monitoring Committee Corporate Governance Code. Mr. Streppel is a Dutch citizen.

Back to Contents    93

Back to Contents

Remuneration Report

Introduction

The Remuneration & Organization Development Committee (‘the Committee’) of the Supervisory Board ensures that Koninklijke KPN’s (‘the Company’) remuneration policy and practices are competitive and reflect the long-term interests of KPN shareholders. The Company’s remuneration policy is compliant with all relevant legal requirements and the Dutch Corporate Governance Code (‘the Code’).

The Committee meets regularly (5 times in 2006) to review KPN’s remuneration policy. The committee reviewed the remuneration packages of the Board of Management and established bonus targets for 2006. It reviewed the board pension plans in the context of broader changes in The Netherlands. The committee approved changes in the TSR peer group and the set up of the long-term incentive program. It discussed talent development issues for senior management.

The existing remuneration policy was adopted by the Annual General Meeting of Shareholders (‘AGM’) in 2004 and confirmed in 2005 and 2006. In 2006, the performance stock option plan was replaced by a performance share plan. This plan was approved by the AGM on April 11, 2006. Furthermore, a new pension plan was implemented for the new members of the Board of Management.

The companies in the TSR peer group have changed during 2006. O2 and TDC were replaced by Tele2 and Telekom Austria for the 2004 option grant. For the 2005 option grant and 2006 share grant, O2 and TDC were replaced by Belgacom and Telekom Austria.

In 2007, the Committee intends to review (but not necessarily change) the composition of the TSR peer group. In addition, it plans to review base salary levels and the structure of the total compensation package. Any changes to the remuneration of the (individual) Board members in 2007 will be either in line with the remuneration policy, or will be put up for adoption or approval in accordance with the Dutch Corporate Governance Code or any other relevant legislation.

This report describes the Company’s remuneration policy and actual remuneration as applied in 2006 and provides an overview of the remuneration policy planned for the next financial year and consecutive years.

The report contains three sections:
•	a summary of KPN’s 2006 remuneration policy and structure for the Board of Management, along with audited tables that provide details on all remuneration received per individual;
•	a summary of remuneration received by the Supervisory Board; and
•	an overview of KPN remuneration policy elements that may be reviewed in 2007.

Remuneration Policy 2006

The Company’s remuneration policy is designed to ensure that KPN can attract, motivate and retain highly qualified executives who are critical to the Company’s long-term success. The goals, principles and practices outlined in this report are the same for all members of KPN’s top management. The policy is based on three principles: pay competitively, pay for performance, and align remuneration with individual responsibility, experience and performance.

Pay competitively. We benchmark remuneration levels against a peer group that includes European telecom operators and IT companies as well as AEX-listed companies. The complexity and size of the benchmark companies are taken into account and made comparable to KPN’s size and complexity through a methodology commonly used by independent remuneration experts (the list of companies is included below under ‘Employment market peer group’).

Pay for performance. We place emphasis on incentives designed to the Company’s long-term value-creation strategy.

To align remuneration with individual responsibility, experience and performance. Individual remuneration packages are designed for each member of the Board of Management.

Back to Contents    94

Executive remuneration

The remuneration of the current members of the Board of Management is provided below.

Name and Position	Year	Salary (EUR)	Bonus 1) (EUR)	Share Awards 2) (EUR)	Option Awards 3) (EUR)	Pension Costs 4) (EUR)	Total (EUR)
A.J. Scheepbouwer
Chairman of the Board	2006	1,004,698	1,442,300	-	258,334	-	2,705,332
	2005	1,001,397	1,000,000	-	401,189	-	2,402,586
	2004	1,003,236	1,001,900	-	858,916	-	2,864,052
M.H.M. Smits
Chief Financial Officer	2006	482,058	453,055	433,657	-	70,600	1,439,370
	2005	423,828	273,000	-	313,698	84,700	1,095,226
	2004	169,372	104,761	-	126,843	22,500	423,476
E. Blok 5)
Board Member	2006	266,617	222,390	-	-	39,130	528,137
	2005	-	-	-	-	-	-
	2004	280,140	182,280	-	310,761	39,600	812,781
S.P. Miller 6)
Board Member	2006	428,340	661,500	-	-	73,080	1,162,920

J.B.P. Coopmans 7)
Board Member	2006	132,216	78,034	374,315	-	15,813	600,378

Total current members	2006	2,313,929	2,857,279	807,972	258,334	198,623	6,436,137
	2005	1,425,225	1,273,000	-	714,887	84,700	3,497,812
	2004	1,452,748	1,288,941	-	1,296,520	62,100	4,100,309

1)	As per the 2006 remuneration report onwards, bonuses disclosed relate to the performance in that year, but paid out in the next year. As a result, actual bonuses paid in 2004, related to the performance in 2003 are not disclosed in the table above. For reference: The actual bonus paid out in 2004 amounted for Mr. Scheepbouwer EUR 637,000 and for Mr. Blok EUR 79,700.
2)	The fair value of the share award as per grant date. The fair value is the amount for which an item could be exchanged or settled between knowledgeable willing parties. Costs under IFRS deviate from the value attributed to the individual awards at the date of grant, due to differences in calculation method. Under IFRS the fair value of the shares is charged to the P&L over the vesting period. Cost recognized for shares under IFRS amounted to EUR 103,666 in 2006 for Mr. Smits, EUR 71,298 in 2006 for Mr. Blok and EUR 38,251 in 2006 for Mr. Coopmans.
3)	The fair value of the option award as per grant date. The fair value is the amount for which an item could be exchanged or settled between knowledgeable willing parties. Costs under IFRS deviate from the value attributed to the individual awards at the date of grant, due to differences in calculation method. Under IFRS the fair value of the options is charged to the P&L over the vesting period. Cost recognized for options under IFRS amounted to EUR 604,793 in 2006 (EUR 828,898 in 2005, EUR 882,396 in 2004) for Mr. Scheepbouwer, EUR 146,847 in 2006 (EUR 117,053 in 2005, EUR 16,681 in 2004) for Mr. Smits, EUR 31,621 in 2006 (EUR 0 in 2005, EUR 0 in 2004) for Mr. Miller and EUR 113,677 in 2006 (EUR 157,569 in 2004) for Mr. Blok.
4)	The pension costs relate to the premiums paid for new board members as of 2006 and the service charges to the pension provision in the corresponding years for the other members. Interest charges and investment yields are not allocated on individual level.
5)	Mr. Blok joined the Board of Management on April 15, 2004 and resigned from the Board on December 23, 2004. Mr. Blok re-joined the Board of Management on June 1, 2006. The share award for Mr. Blok was granted when he was not a Board Member (the fair value as per grant date amounted to EUR 365,154 in 2006).
6)	Mr. Miller joined the Board on June 1, 2006. The base salary of Mr. Miller is partly subject to Belgian tax law, pursuant to his Belgian Employment Agreement. It was agreed that a Dutch Employment Agreement, would not have a negative impact on his net salary. Therefore, the remuneration payable to Mr. Miller includes a compensation for loss of net salary of EUR 78,340. Mr. Miller’s annual bonus also includes a compensation for loss of net bonus of EUR 136,500. For Mr. Miller, a separate long-term incentive arrangement applies as agreed in his previous position before joining the Board of Management. Reference is made to Long-term incentives for further information on this arrangement. This long-term incentive was partly accrued for in 2006.
7)	Mr. Coopmans joined the Board on September 11, 2006. Mr. Coopmans received a one-time reimbursement of EUR 100,000 for housing expenses.

All members of the Board of Management are entitled to a company car, the use of a mobile phone and an expense allowance, needed for the execution of their role and in line with market norms. In addition to the main conditions a number of additional arrangements apply to members of the Board of Management such as reimbursements for tuition costs of children, additional housing expenses, and expenses for private international medical plan expenses.

At target performance the pay mix of the CEO position is 33% fixed versus 67% variable pay. For the other members of the Board of Management, the average pay mix is 45% fixed versus 55% variable pay at target performance. Individual exceptions apply.

Back to Contents    95

The remuneration of the former members of the Board of Management is provided below.

Name and position	Year	Salary (EUR)	Bonus 1) (EUR)	Severance Payments (EUR)	Option Awards 2) (EUR)	Change in Pension Value 3)(EUR)	Total (EUR)
J.M. Henderson 4)
Chief Financial Officer	2006	-	-	-	-	-	-
	2005	-	-	-	-	-	-
	2004	412,236	177,560	409,000	-	154,800	1,153,596
L. Roobol 5)
Board Member	2006	-	-	-	-	-	-
	2005	-	-	-	-	-	-
	2004	379,984	-	-	-	109,100	489,084
G.J.M. Demuynck 6)
Board Member	2006	226,954	178,182	-	-	44,875	450,011
	2005	453,828	362,250	-	336,105	174,200	1,326,383
	2004	455,555	348,255	-	349,607	174,100	1.327,517

Total former members	2006	226,954	178,182	-	-	44,875	450,011
	2005	453,828	362,250	-	336,105	174,200	1,326,383
	2004	1,247,775	525,815	409,000	349,607	438,000	2,970,197

1)	As per the 2006 remuneration report onwards, bonuses disclosed relate to the performance in that year, but paid out in the next year. As a result, actual bonuses paid in 2004, related to the performance in 2003 are not disclosed in the table above. For reference: The actual bonus paid out in 2004 amounted for Mr. Henderson to EUR 337,500, for Mr. Roobol to EUR 262,500 and for Mr. Demuynck to EUR 450,000.
2)	The fair value of the option award as per grant date. Under IFRS the fair value of the options is charged to the P&L over the vesting period. Costs under IFRS deviate from the value attributed to the individual awards at the date of grant, due to differences in calculation method.
3)	The pension costs relate to the service charges to the pension provision in the corresponding years. Interest charges and investment yields are not allocated on individual level.
4)	Mr. Henderson was CFO until September 11, 2004, his employment contract ended December 31, 2004 and he was succeeded by Mr. Smits. Cost recognized for options under IFRS amounted to EUR 153,754 in 2004.
5)	Mr. Roobol resigned from the Board of Management on November 10, 2003 for health reasons. His employment contract ended November 30, 2004. Cost recognized for options under IFRS amounted to EUR 260,492 in 2004.
6)	Mr. Demuynck resigned from the Board of Management on June 1, 2006. Cost recognized for options under IFRS amounted to EUR 424,503 in 2006 (EUR 395,498 in 2005, EUR 281,542 in 2004).

Base salary 2006

There were no base salary increases in 2006, except for the base salary level of Mr. Smits, which was increased to EUR 475,000.

Short-term incentives: Bonus 2006

The CEO and Mr. Miller receive a target bonus opportunity equal to 100% of base salary, and at maximum performance, 150% of base salary. For the other members of the Board of Management, the target bonus is equal to 60% of base salary, and the maximum bonus is 100% of base salary. If performance is below a certain minimum threshold, there is, in principle, no pay-out. However, the Supervisory Board has discretion in establishing the final bonus payment, e.g. by taking into account achievements of management that created value for the company, but which were not reflected in the bonus items. Performance targets are in line with company strategy. Target pay-out will be achieved at target performance. Performance between target and maximum level or between target and the minimum threshold level will result in a pay-out that is determined according to linear formulas. The maximum pay-out is pre-defined.

The short-term bonus is linked to a combination of performance measures at corporate and divisional level. At the corporate level, revenues and other income as per guidance definition and profit before tax is used. At divisional level, customer satisfaction is used for the Fixed division and revenue market share is used for the Mobile division in combination with operating result for the respective divisions. The applicable divisional performance measure depends on each Board member’s specific responsibilities, typically on a 50/50 basis of division versus corporate results, as determined each year by the Supervisory Board.

Performance is determined as follows:
•	revenues, operating result and profit before tax are derived from the audited consolidated financial statements;
•	customer satisfaction is based on independent surveys; and
•	revenue market share is based on publicly available information together with the Company’s own records and calculations.

KPN considers these measures and targets to be adequate, as they are solid indicators of the Company’s financial health and consistent performance, and they are in line with KPN’s strategy

Back to Contents    96

and may be considered a strong indication for the Company’s future success.

For the 2006 bonus, which will be paid-out in 2007, performance on revenues at corporate level was above target while performance on profit before tax well exceeded the maximum level. The performance on revenue market share for the Mobile division is close to the maximum level. For the Fixed division, customer satisfaction was between the target level and the minimum threshold.

The Supervisory Board ensures each year that the targets set are quantifiable and stretching but realistic. Specific quantitative performance targets cannot be disclosed due to their commercially sensitive nature.

Long-term incentives

KPN introduced a Performance Share Plan (‘PSP’) in 2006, which reflects market developments and is perceived as an attractive remuneration element. This plan replaced the existing Performance Stock Option Plan. The PSP was approved at the Annual General Meeting of Shareholders on April 11, 2006. The value of this element of pay for each individual did not change. KPN will purchase shares to cover any obligations deriving from the plan.

Based on the PSP, shares are awarded to participants, under the condition that, after a three year period:
(i)	a pre-set performance condition is met, and
(ii)	the employee is still employed with KPN.

The conditionally granted shares will vest after three years, subject to whether the Company achieves a pre-set level of Total Shareholder Return (representing stock appreciation plus dividend pay-out) relative to a peer group of telecommunications companies with which we compete for shareholder preference. The companies in the peer group have changed during 2006. For the share grant, O2 and TDC were replaced by Belgacom and Telekom Austria. The replacement of companies in the performance peer group may influence the vesting percentage of options and shares. The list of companies is included below under ‘Relative Total Shareholder Return peer group’. The PSP design is in line with the Dutch Corporate Governance Code.

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

The relative importance of the long-term incentive, as a part of the total remuneration package, did not change in 2006.

The share grant in 2006 was based on a target grant level equaling 60% of base salary for members of the Board of Management, and the option grant in 2006 was based on a target grant level equaling 106% of base salary for the CEO.

The economic value of the performance shares at grant date is based on the Monte Carlo Simulation model taking market conditions into account. The value was calculated by external specialists and amounted to EUR 11.67 for the performance shares conditionally granted in 2006.

The economic value of the performance options were established using the binomial valuation method. Options vest in three years and expire in eight years, except for the options of the CEO, which expire after 5 years. The use of the binomial valuation method is in line with the requirements of IFRS 2. The value amounted to EUR 1.20 for the options granted in 2006.

The vesting of performance shares is based on KPN’s ranking among peer companies at the end of the performance period. The vesting of performance stock options (under the performance stock option plan that was operated until 2006) is also based on KPN’s ranking among peer companies at the end of the performance period. The following vesting schedule is applied to performance shares and performance options:

Position	Vesting %
Position 16 to 13	No vesting takes place
Position 12 to 9	50% of the options vest
Position 8 to 5	100% of the options vest
Position 4 to 1	200% of the options vest

As per ultimo 2006, KPN holds the 4th position concerning the 2004 option grant, which leads to a vesting percentage of 200% of the options that vest in April 2007. As per ultimo 2006, KPN holds the 3rd position concerning the 2005 option grant and the 5th position concerning the 2006 share grant.

For Mr. Miller, a separate long-term incentive arrangement applies as agreed in his previous position before joining the Board of Management. The arrangement is based on E-Plus and BASE business plans for the years 2005 to 2008. Mr. Miller would be entitled to a target pay-out of EUR 3.2 million after three years and a maximum pay-out of EUR 5.0 million after three years. In the event of reaching maximum performance earlier, the maximum bonus will be payable after the year end closing and signing of on the accounts by the auditors.

The following tables summarize information about shares and options granted to members of the Board of Management, (un)conditional shares held by them during 2006, granted shares sold during 2006, granted options exercised by them during 2006, and granted (un)conditional shares and unexercised options held by them per December 31, 2006. Options issued in 2006 carry an entitlement to one KPN share.

Back to Contents    97

	Grant date	Number of granted shares per January 1, 2006	Number of shares granted in 2006 1)	Number of conditional shares granted	Number of unconditional shares granted	Number of granted shares sold	Number of granted conditional shares per December 31, 2006	Number of granted unconditional shares per December 31 2006
A.J. Scheepbouwer	-	-	-	-	-	-	-	-

M.H.M. Smits	04-13-2006	-	37,160	37,160	-	-	37,160	-

E. Blok 2)	04-13-2006	-	31,290	31,290	-	-	31,290	-

S.P. Miller	-	-	-	-	-	-	-	-

J.B.P. Coopmans 3)	09-11-2006	-	32,075	32,075	-	-	32,075	-

Total		-	100,525	100,525	-	-	100,525	-

1)	The shares granted to the Board members represent 10% of the total number of shares granted in 2006.
2)	Shares not granted in capacity of Board Member.
3)	The total number of shares granted to Mr. Coopmans on September 11, 2006 was determined on the basis of the average share price during that day. The performance period for Mr. Coopmans is equal to the performance period of the other Board members – April 13, 2006 to April 12, 2009. The holding period for Mr. Coopmans is extended to September 1, 2011 (instead of April 12, 2011).

Refer to the Notes to the Financial Statements for a description of the share plan.

	Grant date	Number of options per January 1, 2006	Number of options granted in 2006 1)	Number of exercisable options	Options exercised during the year	Number of options per December 31, 2006	Expiration date	Exercise price in euro
A.J. Scheepbouwer	04-13-2006	-	215,278	215,278	-	215,278	04-12-2011	9.29
	04-14-2005	297,177	-	297,177	-	297,177	04-13-2010	6.73
	04-16-2004	310,078	-	310,078	-	310,078	04-15-2009	6.45
	05-13-2003	319,865	-	319,865	-	319,865	05-12-2008	5.94
	04-26-2002	385,356	-	385,356	-	385,356	04-25-2007	6.49

M.H.M. Smits 3)	04-14-2005	115,330	-	-	-	115,330	04-13-2013	6.73
	08-09-2004	42,708	-	-	-	42,708	08-08-2012	6.07

E. Blok	04-14-2005	100,685 2)	-	-	-	100,685	04-13-2010	6.73
	04-16-2004	98,342	-	-	-	98,342	04-15-2009	6.45
	05-13-2003	12,000 2)	-	12,000	-	12,000	05-12-2008	5.94
	04-26-2002	12,000 2)	-	12,000	-	12,000	04-25-2007	6.49
	12-10-2001	50,000 2)	-	-	50,000	-	12-09-2006	6.34

S.P. Miller	04-14-2005	28,000 2)	-	-	-	28,000	04-13-2010	6.73
	04-16-2004	32,000 2)	-	-	-	32,000	04-15-2009	6.45

J.B.P. Coopmans 3)	-	-	-	-	-	-

Total		1,803,541	215,278	1,551,754	50,000	1,968,819

1)	The options granted to the CEO represent 100% of the total number of options granted in 2006. These options are unconditional. This is a deviation from the Dutch Corporate Governance Code (see above ‘Corporate Governance – Introduction’).
2)	Options not granted in capacity as Board Member.
3)	Mr. Smits privately purchased 400 options on 100 shares on the stock market and Mr. Coopmans privately purchased 200 options on 100 shares on the stock market.

The exercise price of the options equals the market value of KPN’s share on the grant date. These options are performance related; and the numbers mentioned are on the basis of 100% vesting. As contractually agreed at the time of appointment, the stock options for the CEO are not linked to performance. This was disclosed in 2003 and approved by shareholders in 2004.

Back to Contents    98

Refer to the Notes to the Financial Statements for a description of the option plans.

Pensions 2006

Pensions are administered by the KPN pension fund, the Stichting Ondernemingspensioenfonds KPN.

The CEO receives a defined benefit pension based on a final pay structure with the following characteristics:
•	retirement age is 65, but the CEO has the right to retire at 62 upon a 12 month notice period; and
•	attainable pension equals 70% of last fixed salary.

The defined benefit pension of the CEO has been fully funded at the start of his employment in 2001. No service charges to the pension provision are allocated because the fixed salary remains unchanged.

A new pension plan was introduced for the Board of Management in 2006. This plan is effective from January 1, 2006. Future Board of Management members will be eligible for the pension plan as outlined below:
•	retirement age 65;
•	defined contribution, no defined benefit elements;
•	contributions according to a contribution table calculated over pensionable salary: base salary minus social security offset (EUR 11,566 for 2006);
•	the contribution percentage table is based on the fiscal defined contribution table that corresponds with a retirement age of 65, an underlying accrual rate assumption of 2.25% and a survivors pension accrued, but payment deferred; and
•	death in service benefits will be insured separately by means of risk premiums.

The members of the Board of Management that were already part of the Board before January 1, 2006 will continue to participate in the previous pension plan. This was a hybrid pension plan, which combines a base defined benefit career-average component with a supplementary defined contribution component. The following summarizes the main characteristics of the plan in 2006:
•	defined benefit indexed career-average module up to a maximum salary level of EUR 45,378 and age-related defined contribution module for salary levels above EUR 45,378;
•	the deductible to allow for State retirement benefits equals EUR 11,566;
•	the annual accrual rate in the career average module equals 2%;
•	normal retirement age is 62;
•	pensionable earnings consist of base salary, holiday allowance and the variable short-term bonus (limited to 70% of base salary);
•	temporary defined benefit career-average pension between retirement age 62 and age 65. Annual accrual rate of 2% of deductible (EUR 11,566); and
•	spouse’s pension is insured on a risk premium basis. At retirement, the employee may convert part of the accrued retirement benefit into a post-retirement spouse’s benefit.

As a transitional arrangement an adjustment was made to the retirement age, from age 62 to age 65, and consequently:
•	for the defined benefit module an annual accrual rate of 2.25%; and
•	for the defined contribution module a contribution table based upon an underlying accrual assumption of 2.25%.

Mr. Miller’s pension promise is insured in Belgium. The following summarizes the main characteristics of the Belgium pension plan:
•	retirement age 60;
•	defined contribution plan (pure endowment);
•	yearly fixed gross contribution of 20% of salary; and
•	accrued capital at retirement age purchased into pension benefits.

Loans 2006

Company policy does not permit loans to members of the Board of Management.

Employment Contracts

Mr. Blok and Mr. Miller joined the Board of Management on June 1, 2006. Mr. Coopmans joined the Board of Management on September 11, 2006.

Terms of employment

In 2005, we reached an agreement with Mr. Scheepbouwer on the extension of his employment contract until July 1, 2009. The terms of Mr. Scheepbouwer’s extended contract remain unchanged with the exception of the retirement bonus of EUR 2.5 million, which he would receive on departure on July 1, 2006. Under the revised arrangement, this amount will be payable in full on the date of actual termination of his employment. This retirement bonus was partially accrued for in 2005 and 2006.

All members of the Board of Management have entered into an employment contract for an indefinite period of time. New members of the Board will be appointed for a period of four years, which is consistent with the Dutch Corporate Governance Code.

Notice periods

Current members of the Board of Management must provide a three-month notice if they choose to leave the Company. The Company must provide six-months notice when terminating a Board of Management member’s employment.

Severance arrangements

Severance payments for the CEO and members of the Board of Management are aligned with the Dutch Corporate Governance Code, with the exception of Mr. Miller and Mr. Blok. A severance arrangement of two years base salary (plus pension contribution

Back to Contents    99

and medical expenses) was contractually agreed with Mr. Miller. A severance arrangement of one year base salary plus 100% bonus was contractually agreed with Mr. Blok. For the other Board Members, this is one year. The Supervisory Board can in its discretion deviate from the one-year limitation.

Stock ownership 2006

The tables below show the shares held by current members of our Supervisory Board and Board of Management.

SUPERVISORY BOARD

Number of shares
	December 31, 2006	December 31, 2005	December 31, 2004
A.H.J. Risseeuw 1)	46,524	46,524	46,524
D.G. Eustace	-	-	-
M. Bischoff	-	-	-
V. Halberstadt	-	-	-
D.I. Jager	75,000	45,000	30,000
M.E. van Lier Lels	-	-	-
J.B.M. Streppel	-	-	-
Total	121,524	91,524	76,524

1)	The number of shares held by Mr. Risseeuw has been adjusted. As also reported to The Netherlands Authority for the Financial Markets (‘AFM’). Previous reports incorrectly mentioned 34,101 shares.

BOARD OF MANAGEMENT

Number of shares
	December 31, 2006	December 31, 2005	December 31, 2004
A.J. Scheepbouwer	52,147	52,147	52,147
M.H.M. Smits	15,500	15,500	15,500
E. Blok	287	-	-
S.P. Miller	-	-	-
J.B.P. Coopmans	-	-	-

Total	67,934	67,647	67,647

Share ownership relates to normal shares, constituting one vote in the AGM per share.

Supervisory Board Remuneration 2006

The Committee has the formal responsibility to review, and if appropriate, recommend changes to remuneration for the Supervisory Board. Any recommended changes to Supervisory Board remuneration must be submitted to the Annual General Meeting of Shareholders for approval.

The Committee decided not to adjust the Supervisory Board remuneration in 2006. It is the company’s policy to pay at the median level of the relevant reference market.

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

The table below shows the remuneration payable to current and former Supervisory Board members in 2006 (on an annual basis).

REMUNERATION OF THE SUPERVISORY BOARD

Membership fees Amounts in euro on annual basis	2006
Chairman	60,000
Member	45,000

The table below reflects fixed committee fees as from April 12, 2005 on an annual basis.

Amounts in euro	2006
Chairman Audit Committee	15,000
Member Audit Committee	10,000
Chairman Remuneration & Organization Development Committee	5,000
Member Remuneration & Organization Development Committee	3,500
Chairman Nominating & Corporate Governance Committee	5,000
Member Nominating & Corporate Governance Committee	3,500

Actual fees received in 2006 by each member of the Supervisory Board are reflected below.

Back to Contents    100

Amounts in euro			2006	2005	2004
	Membership fees	Committee fees	Total	Total	Total
Risseeuw (Chairman)	60,000	8,500	68,500	66,270	51,500
Bischoff	45,000	10,000	55,000	53,425	41,550
Eustace	45,000	15,000	60,000	57,866	47,000
Halberstadt	45,000	7,000	52,000	50,607	39,800
Jager	45,000	8,500	53,500	54,888	41,500
Van Lier Lels	45,000	7,000	52,000	51,307	40,770
Streppel	45,000	10,000	55,000	51,925	44,000

Members receive an additional fee if a meeting is held in a country other than where the member resides.

Plans for 2007 and beyond

In 2007, the Committee has the intention to review (but not necessarily change) the composition of the TSR peer group. We are currently reviewing base salaries and bonus leverages to ensure that our payment levels stay in line with market practice.

If any, changes to the bonus and long-term incentive plan shall be in line with the company’s remuneration policy, and will be put before the AGM for adoption (bonus) or approval (share-based plans), pursuant to what is required based on the Dutch Corporate Governance Code and legislation.

EMPLOYMENT MARKET PEER GROUP

We benchmark KPN’s remuneration policy and levels against a peer group of European telecom operators and IT companies as well as AEX-listed companies. Changes in the peer group (compared to 2005) were made only on the basis of companies no longer qualifying to serve as a peer group company (e.g. due to a merger or de-listing). The combination of companies in the peer group reflects the reality that KPN’s growth strategy extends beyond the Dutch market. We want to attract and retain the most talented and experienced managers from throughout the European telecom or IT sector. At the same time, we recognize that KPN is a Dutch company headquartered in The Netherlands. Consequently, remuneration decisions also need to reflect developments at other Dutch AEX-listed companies (excluding companies active in the financial industry sector) and the interests of KPN’s stakeholders in The Netherlands.

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

The European employment market of KPN consists of direct competitors. The Dutch employment market of KPN consists of AEX-listed companies, excluding financial institutions.

RELATIVE TOTAL SHAREHOLDER RETURN PEER GROUP

Belgacom (as per 2005)	Swisscom
BT Group Plc	Tele2 (only for the 2004 grant)
Carso Global Telecom	Telecom Italia Spa
Deutsche Telekom	Telefónica S.A.
France Télécom	Telekom Austria
Mobistar	Telenor
NTT DoCoMo Inc.	TeliaSonera AB
Portugal Telecom SA	Vodafone Group Plc

In case any company should need to be taken out of the TSR peer group, such company will be replaced with a new company. Due to recent developments TDC and O2 need to be taken out of the TSR peer group. The Remuneration Committee decided to replace TDC and O2 companies with Tele2 and Telekom Austria for the 2004 grant, and with Belgacom and Telekom Austria for the 2005 and 2006 grant. The Remuneration Committee will ensure that the change in peer group will not make targets easier to achieve.

The Company will be ranked based on its total return to shareholders, relative to the Total Shareholder Return of the peer group. Independent external specialists will analyze KPN’s TSR performance against the peer group to determine vesting after the three-year ‘vesting period’. The final ranking (and thus the vesting of stock options and shares) will be audited by the external auditor at the end of the performance period.

Back to Contents    101

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

Members of the Remuneration & Organization Development Committee:

D.I. Jager (Chairman)

V. Halberstadt

M.E. van Lier Lels

A.H.J. Risseeuw

Back to Contents    102

Back to Contents

Financial statements

Back to Contents    103

Back to Contents    104

Koninklijke KPN N.V.

2006 Consolidated Financial Statements

To the General Meeting of Shareholders of

Koninklijke KPN N.V.

Back to Contents
Report of Independent Registered Public Accounting Firm

We have completed an integrated audit of Koninklijke KPN N.V.’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated cash flow statements and consolidated statements of changes in group equity, as set out on pages 107 to 171, present fairly, in all material respects, the financial position of Koninklijke KPN N.V. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards as adopted by the EU. These consolidated financial statements are the responsibility of the Board of Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and the effect of such differences is presented in the notes to the consolidated financial statements, under the heading ‘Information on US GAAP’.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in management’s report on internal control over financial reporting on page 86 of the Annual Report and Form 20-F, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the applicable accounting standards. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with applicable accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Back to Contents    105

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Hague, March 1, 2007

PricewaterhouseCoopers Accountants N.V.

R. Dekkers RA

Back to Contents    106

Back to Contents

Consolidated Income Statement

Amounts in millions of euro, unless otherwise stated	2006	2005	2004

Revenues [1]	11,941	11,811	11,746
Other income [2]	116	125	73
Total	12,057	11,936	11,819

Own work capitalized	–112	–112	–147
Cost of materials	900	1,044	984
Work contracted out and other expenses	4,314	4,075	3,911
Employee benefits [3]	1,435	1,441	1,706
Depreciation, amortization and impairments [4]	2,614	2,376	2,190
Other operating expenses [5]	683	764	530
Total operating expenses	9,834	9,588	9,174

Operating profit	2,223	2,348	2,645

Finance income [6]	43	44	70
Finance costs [6]	–542	–566	–674
Other financial results [6]	–21	–25	15
Share of the profit of associates and joint ventures [12]	7	13	1

Profit before income tax	1,710	1,814	2,057

Income taxes [7]	–127	–360	–300
Profit for the year	1,583	1,454	1,757

Profit attributable to minority shareholders [20]	-	17	50
Profit attributable to equity holders [19]	1,583	1,437	1,707

Earnings per share after taxes attributable to equity holders for the year in euro [8]
- basic	0.79	0.66	0.72
- fully-diluted basis	0.79	0.65	0.71

[..]  Bracketed numbers refer to the related Notes to the Consolidated Financial Statements, which form an integral part of these Consolidated Financial Statements.

For Related parties, reference is made to “Related party transactions”.

Back to Contents    107

Back to Contents

Consolidated Balance Sheet

ASSETS
Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005

NON-CURRENT ASSETS
Goodwill	4,569	4,571
Licenses	3,865	4,198
Software	315	303
Other intangibles	302	329
Total intangible assets [10]	9,051	9,401

Land and buildings	733	769
Plant and equipment	6,310	6,883
Other tangible non-current assets	238	212
Assets under construction	684	474
Total Property, plant and equipment [11]	7,965	8,338

Investments in associates and joint ventures [12]	11	26
Derivative financial instruments [26]	13	17
Deferred tax assets [7]	1,018	1,348
Trade and other receivables [13]	112	49

Total non-current assets	18,170	19,179

CURRENT ASSETS
Inventories [14]	113	130
Trade and other receivables [15]	2,138	2,179
Available-for-sale financial assets [16]	4	5
Cash and cash equivalents [17]	803	1,033
Total current assets	3,058	3,347

Non-current assets and disposal groups held for sale [18]	30	176

TOTAL ASSETS	21,258	22,702

[..]  Bracketed numbers refer to the related Notes to the Consolidated Financial Statements, which form an integral part of these Consolidated Financial Statements.

For Related parties, reference is made to “Related party transactions”.

Back to Contents    108

LIABILITIES
Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005

GROUP EQUITY
Share capital	463	517
Share premium	12,100	14,117
Other reserves	–215	–787
Retained earnings	–8,153	–8,771
Equity attributable to equity holders [19]	4,195	5,076
Minority interests [20]	1	28
Total Group equity	4,196	5,104

NON-CURRENT LIABILITIES
Borrowings [21]	8,426	7,238
Derivative financial instruments [26]	925	716
Deferred tax liabilities [7]	1,992	2,229
Provisions for retirement benefit obligations [22]	1,236	1,320
Provisions for other liabilities and charges [23]	374	396
Other payables and deferred income [24]	260	292
Total non-current liabilities	13,213	12,191

CURRENT LIABILITIES
Trade and other payables [25]	2,936	2,951
Borrowings [21]	642	2,020
Derivative financial instruments [26]	2	7
Current tax liabilities	202	261
Provisions for other liabilities and charges [23]	67	77
Total current liabilities	3,849	5,316

Liabilities directly associated with non-current assets and disposal groups classified as held for sale [18]	0	91

TOTAL EQUITY AND LIABILITIES	21,258	22,702

[..]  Bracketed numbers refer to the related Notes to the Consolidated Financial Statements, which form an integral part of these Consolidated Financial Statements.

For Related parties, reference is made to “Related party transactions”.

For Commitments and contingencies, reference is made to “Proceedings, contingencies and legal proceedings”.

Back to Contents    109

Back to Contents

Consolidated Cash Flow Statement

Amounts in millions of euro	2006	2005	2004

Profit before income tax	1,710	1,814	2,057

Adjustments for:
- Net finance cost	520	547	589
- Share-based compensation	11	9	31
- Share of the profit of associates and joint ventures	–7	–13	–1
- Depreciation, amortization and impairments	2,614	2,376	2,190
- Other income	–116	–125	–73
- Non-cash revenues	-	–26	-
- Changes in provisions (excluding deferred taxes)	–176	–248	–63

Changes in working capital relating to:
- Inventory	20	64	–74
- Trade receivables	8	21	18
- Prepayments and accrued income	–96	70	76
- Other current assets	–38	37	90
- Accounts payables	–109	–38	–135
- Accruals and deferred income	124	–218	–143
- Current liabilities (excluding short-term financing)	–71	64	10

Received dividends	9	7	-
Taxes received (paid)	147	–24	8
Interest paid	–479	–484	–623
Net Cash flow provided by operating activities	4,071	3,833	3,957

Acquisition of subsidiaries, associates and joint ventures (net of cash)	–369	–1,036	–77
Disposal of subsidiaries, associates and joint ventures	72	10	-
Investments in intangible assets	–200	–223	–134
Investments in property, plant and equipment	–1,451	–1,186	–1,557
Disposals of intangible assets	-	3	6
Disposals of property, plant and equipment	56	31	77
Disposals assets held for sale and other	14	195	111
Net Cash flow used in investing activities [27]	–1,878	–2,206	–1,574

Share repurchase	–1,615	–1,697	–1,009
Dividends paid	–982	–890	–796
Shares purchased for option plans	–18	–33	–33
Exercised options	38	31	28
Proceeds from borrowings	2,932	1,350	1,120
Repayments of borrowings	–2,373	–1,662	–1,950
Proceeds from interest-bearing current liabilities	–6	–17	1
Net Cash flow used in financing activities [28]	–2,024	–2,918	–2,639

Changes in cash and cash equivalents	169	–1,291	–256

Net Cash and cash equivalents at the beginning of the year [17]	261	1,551	1,807
Exchange rate differences	–1	1	-
Changes in cash and cash equivalents	169	–1,291	–256
Net Cash and cash equivalents at the end of the year [17]	429	261	1,551
- of which bank overdrafts	374	804	615
Cash and cash equivalents [17]	803	1,065	2,166
- of which held for sale	-	32	8

[..]  Bracketed numbers refer to the related Notes to the Consolidated Financial Statements, which form an integral part of these Consolidated Financial Statements.

For ‘Business combinations’ and other changes in consolidation, reference is made to “Other disclosures”, “Business combinations and other changes in consolidation”.

Back to Contents    110

Back to Contents

Consolidated Statement of Changes in Group Equity

Amounts in millions of euro	Number of subscribed shares	Share capital [19]	Share premium [19]	Other reserves [19]	Retained earnings	Attribu- table to equity holders	Minority interests [20]	Total Group equity

Balance as of Jan. 1, 2004	2,490,996,877	598	16,268	–123	–10,208	6,535	185	6,720

- Profit for the year	-	-	-	-	1,707	1,707	50	1,757
- Currency translation and other adjustments	-	-	-	–1	–1	–2	-	–2
Total recognized income 2004	-	-	-	–1	1,706	1,705	50	1,755

Share-based compensation	-	-	-	-	31	31	-	31
Exercise of options	-	-	-	28	-	28	-	28
Shares repurchased (including for option plans)	-	-	-	–1,042	-	–1,042	-	–1,042
Shares cancelled	–161,596,876	–39	–961	1,000	-	-	-	-
Dividends paid	-	-	-	-	–796	–796	-	–796
Dividend tax	-	-	-	-	–52	–52		–52
Acquisition of minority interests (SNT)	-	-	-	-	-	-	–90	–90
Other changes	–32	-	-	-	2	2	-	2
Total changes	–161,596,908	–39	–961	–14	–815	–1,829	–90	–1,919

Balance as of Dec. 31, 2004	2,329,399,969	559	15,307	–138	–9,317	6,411	145	6,556

Change of accounting policies:
- First-time adoption IAS 39	-	-	-	–213	–3	–216	-	–216
- Tax effect	-	-	-	71	-	71	-	71
Balance as of Jan. 1, 2005	2,329,399,969	559	15,307	–280	–9,320	6,266	145	6,411

- Cash flow hedges, net of taxes	-	-	-	11	-	11	-	11
- Realized profit on available-for- sale financial assets	-	-	-	–23	-	–23	-	–23
- Currency translation and other adjustments	-	-	-	9	2	11	-	11
- Net income recognized directly in equity	-	-	-	–3	2	–1	-	–1
- Profit for the year	-	-	-	-	1,437	1,437	17	1,454
Total recognized income 2005	-	-	-	–3	1,439	1,436	17	1,453

Share-based compensation	-	-	-	-	9	9	-	9
Exercise of options	-	-	-	28	3	31	-	31
Shares repurchased (including for option plans and repurchase costs)	-	-	-	–1,784	-	–1,784	-	–1,784
Shares cancelled	–181,039,631	–43	–1,209	1,252	-	-	-	-
Shares issued (acquisition SNT)	3,000,031	1	19	-	-	20	-	20
Dividends paid	-	-	-	-	–890	–890	-	–890
Dividend tax	-	-	-	-	–12	–12	-	–12
Acquisition of minority interests (KPN Mobile NV/SNT)	-	-	-	-	-	-	–134	–134
Total changes	–178,039,600	–42	–1,190	–504	–890	–2,626	–134	–2,760
Back to Contents 111
Balance as of Dec. 31, 2005	2,151,360,369	517	14,117	–787	–8,771	5,076	28	5,104

- Cash flow hedges, net of taxes	-	-	-	58	-	58	-	58
- Currency translation and other adjustments	-	-	-	–8	-	–8	-	–8
- Net income recognized directly in equity	-	-	-	50	-	50	-	50

- Profit for the year	-	-	-	-	1,583	1,583	-	1,583
Total recognized income 2006	-	-	-	50	1,583	1,633	-	1,633

Share-based compensation	-	-	-	-	11	11	-	11
Exercise of options	-	-	-	32	6	38	-	38
Shares repurchased (including for option plans and repurchase costs)	-	-	-	–1,581	-	–1,581	-	–1,581
Shares cancelled	–222,809,044	–54	–2,017	2,071	-	-	-	-
Shares issued	1	-	-	-	-	-	-	-
Dividends paid	-	-	-	-	–982	–982	–11	–993
Acquisition (Sale) of minority interests	-	-	-	-	-	-	–16	–16
Total changes	–222,809,043	–54	–2,017	522	–965	–2,514	–27	–2,541

Balance as of December 31, 2006	1,928,551,326	463	12,100	–215	–8,153	4,195	1	4,196

[..]  Bracketed numbers refer to the related Notes to the Consolidated Financial Statements, which form an integral part of these Consolidated Financial Statements.

Back to Contents    112

Back to Contents

General notes to the Consolidated Financial Statements

General Information

KPN is the leading multimedia company in The Netherlands, providing consumers and consumer households with fixed and mobile telephony-, internet- and TV services. To business customers, KPN delivers voice-, internet- and data services as well as fully-managed, outsourced ICT solutions. Both nationally and internationally, KPN provides wholesale network services to third parties, including operators and service providers. In Germany and Belgium, KPN pursues a multi-brand strategy with its mobile operations, and serves multiple customer segments in consumer as well as business markets.

The Company was incorporated in 1989 and is domiciled in The Netherlands. The address of its registered office is Maanplein 55, 2516 CK The Hague.

Our shares are listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

The financial statements as of and for the year ended December 31, 2006 of Koninklijke KPN N.V. were approved for issue by both the Supervisory Board and the Board of Management on March 1, 2007. The financial statements are subject to adoption by the Annual General Meeting of Shareholders on April 17, 2007.

The Supervisory Board	Board of Management

A.H.J. Risseeuw	A.J. Scheepbouwer
D.G. Eustace	M.H.M. Smits
M. Bischoff	S.P. Miller
V. Halberstadt	E. Blok
D.I. Jager	J.B.P. Coopmans
M.E. van Lier Lels
J.B.M. Streppel

Adoption of IFRS

Koninklijke KPN N.V. has adopted International Financial Reporting Standards (“IFRS”), including International Accounting Standards (“IAS”) and interpretations issued by the International Accounting Standards Board (“IASB”) as adopted by the EU (“EU-IFRS”), as its primary accounting basis for its Consolidated Financial Statements as from January 1, 2005, following the adoption of Regulation No. 1606/2002 by the European Parliament on July 19, 2002. For KPN, there are no differences between EU-IFRS and IFRS since the carve-out sections are not applicable for KPN.

As the corporate financial information of Koninklijke KPN N.V. is included in the Consolidated Financial Statements, the Corporate Income Statement is presented in abbreviated format in accordance with Section 402, Book 2 of The Netherlands Civil Code.

Change in Accounting Policies

KPN decided to change the accounting policy relating to the determination of the effectiveness of cross currency fixed interest rate cash flow hedges under IFRS to provide more relevant information in the Consolidated Income Statement, which better reflects our Treasury objectives. This accounting policy change takes effect as per January 1, 2006 and requires restatement of prior year figures. The effect on equity amounts to nil as the change in the net result attributable to equity holders is offset by to the change in the hedge reserve. Applying the former accounting policy would have resulted in a higher profit before income taxes of EUR 61 million (in 2005 nil). Net profit attributable to equity holders in 2006 would have been EUR 45 million (in 2005 nil) higher in the case that the accounting policy would not have changed. This change in accounting policy does not have any impact on the financial statements of 2004 as KPN applies IAS 32/39 prospectively since January 1, 2005.

The table below summarizes the effect of the change in accounting policy on the profit attributable to equity holders since January 1, 2005.

In millions of euro	2006	2005

Profit attributable to equity holders before change in accounting policy	1,628	1,437
Change in accounting policy:

- Adjustment with regard to ineffective portion of cash flow hedges	–61	-
- Tax effect	16	-
Adjustment, net of taxes	–45	-

Profit attributable to equity holders after change in accounting policy	1,583	1,437

The table below summarizes the effect of the change in accounting policy on the earnings per share in 2005 and 2006.

All amounts in euro	2006	2005

Before change in accounting policy
- Earnings per share (non-diluted)	0.81	0.66
- Earnings per share (fully-diluted)	0.81	0.65

After change in accounting policy
- Earnings per share (non-diluted)	0.79	0.66
- Earnings per share (fully-diluted)	0.79	0.65

Back to Contents    113

Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The consolidated financial statements of Koninklijke KPN N.V. have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The consolidated financial statements have been prepared under the historical cost convention, as modified for the revaluation of available-for-sale financial assets, and the accounting of financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

As from January 1, 2005, KPN applies IAS 32, ‘Financial Instruments: Disclosure and Presentation’ and IAS 39, ‘Financial Instruments: Recognition and Measurement’, and IFRS 5, ‘Non-current Assets Held for Sale and Discontinued Operations’.

Consolidated financial information, including subsidiaries, associates and joint ventures, has been prepared using uniform accounting policies for similar transactions and other events in similar circumstances.

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

We use the purchase method of accounting to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets contributed, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the group’s share of the net assets of the subsidiary acquired (also after re-assessment), the difference is recognized directly in the Consolidated Income Statement. Intercompany transactions, balances and unrealized results on transactions with subsidiaries are eliminated.

Associates and joint ventures
Investments in entities in which we exert significant influence but which we do not control (including joint ventures), generally accompanying a shareholding of between 20 percent and 50 percent of the voting rights, are accounted for by the equity method of accounting and are originally recognized at cost.

The Group’s share of its associates’ post-acquisition profits or losses is recognized in the Consolidated Income Statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

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

Our risks and returns at this moment are affected predominantly by differences in the products and services. Consequently, KPN’s primary format for reporting segment information is business segments, whereas the secondary segment information is reported geographically.

Foreign currency translation

Functional and presentation currency
Items included in the financial information of each of our entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial information is presented in euro, which is our functional and presentation currency.

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

Back to Contents    114

Exchange differences on non-monetary assets and liabilities are reported as part of the fair value gain or loss. Accordingly, exchange differences on non-monetary assets and liabilities such as financial assets recorded at fair value through profit or loss are recognized in the Consolidated Income Statement as part of the fair value gain or loss. Exchange differences on non-monetary assets such as financial assets classified as available for sale are included in the available for sale assets reserve in Group Equity in the Consolidated Balance Sheet.

Subsidiaries, associates and joint ventures

The results and financial position of all the subsidiaries, associates and joint ventures (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

1.	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
2.	income and expenses for each income statement are translated at average exchange rates; and
3.	all resulting exchange differences are recognized as a separate component of equity.

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

The value of goodwill is assessed regularly based on impairment indicators but at least once a year and when necessary impaired. Goodwill is impaired if the recoverable amount of the cash-generating unit to which it is allocated is lower than the book value of the cash-generating unit concerned. The recoverable amount is defined as the higher of the cash generating unit’s fair value less cost to sell and its value in use.

Licenses
Licenses are valued at cost less amortization and impairment. Amortization is calculated according to the straight-line method and is incorporated as from the date that services can be offered (available for use). The terms of these licenses are used as amortization periods. Licenses are impaired if the recoverable amount falls below the book value of the asset concerned. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use. Impairments are reversed if and to the extent that the impairment no longer exists.

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

Software is impaired if the recoverable amount falls below the book value of the asset concerned. Impairments are reversed if and to the extent that the impairment no longer exists. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use.

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

Back to Contents    115

the impairment no longer exists. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use.

Property, plant and equipment

Property, plant and equipment are valued at cost less depreciation and impairment. The cost includes direct costs (materials, direct labor and work contracted out) and directly attributable overhead costs. Asset retirement obligations are capitalized as part of the cost of tangible fixed assets and expensed as either depreciation over the asset’s estimated useful life or as impairment charges.

Property, plant and equipment are depreciated using the straight-line method, based on the estimated useful life, taking into account residual value. Land is not depreciated. Property, plant and equipment are impaired if the recoverable amount falls below the book value of the asset concerned. Impairments are reversed if and to the extent that the impairment no longer exists. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use.

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

Accounting principles as from January 1, 2005
We classify our financial assets in the following four categories:
-  financial assets at fair value through profit or loss;
-  loans and receivables;
-  held-to-maturity investments; and
-  available-for-sale financial assets.

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

Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments not quoted in an active market and created by us by providing money, goods or services directly to a debtor, other than:

-	those we intend to sell immediately or in the short term, which are classified as held for trading; and
-	those for which we may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available for sale.

Loans and receivables are carried at amortized cost, or cost if no maturity, less an allowance for uncollectibility with changes in carrying value (amortization of discount/premium and transaction costs) recognized in the Consolidated Income Statement under finance income or finance costs. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receivables are included in Trade and other receivables in the Consolidated Balance Sheet.

Loans and receivables are recognized at the date, at which the asset is delivered to or by us. Thus, a loan is recognized at the moment the cash is transferred to the borrower, redemptions of a loan are recognized at the date the payment is received.

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

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for

Back to Contents    116

unlisted securities), KPN establishes the fair value by using valuation techniques. These include among other things the use of recent at arm’s length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis.

Derivative financial instruments and hedging activities

Accounting principles January 1, 2004 to December 31, 2004
Derivative financial instruments are accounted for at cost.

Accounting principles as from January 1, 2005
Derivatives are initially recognized at fair value in accordance with IAS 39. Subsequently, we measure all derivative financial instruments based on fair values derived from market prices of the instruments. Gains and losses arising from changes in the fair value of the instruments are recognized in the Consolidated Income Statement during the period in which they arise to the extent that the derivatives have no hedging designation or they are ineffective.

We designated all derivatives related to loans as either cash flow hedges or fair value hedges. We apply hedge accounting as this recognizes the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item (borrowings).

We document at the inception of transactions the relationship between the derivative and the underlying loan, as well as the objective of the risk management and the strategy for undertaking transactions. In the documentation it is also stated whether the hedge relationship is highly effective - at inception and on an ongoing basis - and how the effectiveness is tested.

Changes in the fair value of a highly effective derivative, that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged liability of the hedged item that is attributable to the hedged risk, are recorded in the ‘other financial results’ in the Consolidated Income Statement.

Changes in the fair value of a highly effective derivative, that is designated and qualifies as a cash flow hedge, are recorded in equity for the effective part, until the profit or loss are affected by the variability in cash flows of the designated hedged item. The ineffective part of the cash flow hedge is recognized in ‘other financial results’ in the Consolidated Income Statement.

If it is established that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively.

For certain derivative instruments - foreign exchange forwards - we do not apply hedge accounting. Changes in the fair value of these instruments are immediately recognized in ‘other financial results’ of the Consolidated Income Statement.

The full fair value of hedging derivatives is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability if the remaining maturity is less than 12 months.

Deferred taxes

Deferred tax assets and liabilities arising from taxable or deductible temporary differences between the value of assets and liabilities for financial reporting purposes and for tax purposes and deferred tax assets related to carry forward losses are stated at nominal value and are calculated on the basis of corporate income tax rates enacted or substantially enacted as of the balance sheet date. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which differences or tax loss carry forwards can be utilized. Deferred tax assets and liabilities are netted if there is a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

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

Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) classified as held for sale are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use. IFRS 5 is applied as from January 1, 2005.

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

Back to Contents    117

Group equity is divided into two categories: Equity attributable to equity holders and Minority interests. The first category refers to the Company’s owners, whereas minority interests represent shares issued by a Group’s subsidiary to persons outside the Group.

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

Borrowings

Accounting principles January 1, 2004 to December 31, 2004
All euro-denominated loans are stated at nominal value. Foreign currency-denominated loans are stated at the fixed foreign exchange conversion rate as agreed in the related swap contracts. Transaction costs are capitalized and amortized over the remaining period of the loans.

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

Actuarial gains and losses are recognized for the portion that these exceed the higher of 10% of the defined benefit obligation and 10% of the fair value of plan assets (“corridor approach”). The excess is recognized over the employees’ expected average remaining working lives.

Past-service costs are recognized immediately in the Consolidated Income Statement, unless the entitlements to the adjusted benefits depend on the employees’ future service (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period. Gains or losses on the curtailment or settlement of a defined benefit plan are recognized on the date of the curtailment or settlement.

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

Other long-term employee obligations
These employee benefits include long-service leave or sabbatical leave, jubilee or other long-service benefits, long-term disability benefits and, if they are not fully payable within twelve months after the end of the period, profit-sharing, bonuses and deferred compensation. The expected costs of these benefits are accrued over the period of employment using an accounting method similar to that for defined benefit pension plans, except that actuarial gains and losses and past-service costs are recognized immediately.

Provisions for other liabilities and charges

Provisions such as environmental restoration, restructuring costs and legal claims are recognized when we have a present legal or constructive obligation as a result of past events; and it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

Back to Contents    118

Income Statement

Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within the Group.

The Group’s revenues are derived from the following telecommunication services and products:
-  traffic fees;
-  subscription fees;
-  one-off connection fees and other initial fees;
-  sales of peripheral and other equipment; and
-  other, including royalty income.

Traffic fees are charged at an agreed tariff for a fixed duration of time or capacity and are recognized as revenue based upon usage of our network and facilities. Subscription fees generally consist of periodic charges and are recognized as revenue over the associated subscription period. One-off connection fees and other initial fees are not a separate unit of accounting for accounting purposes, and their accounting treatment is therefore dependent on the other deliverables in the sale arrangement (see revenue arrangements with multiple deliverables). Sales of peripheral and other equipment are recognized when all significant risks and rewards of ownership of the goods are transferred to the buyer, which is normally at the date the equipment is delivered to and accepted by the customer. Other sales, including consulting and other fees, are recognized as revenue when services are rendered. We recognize net sales gross of costs when the Group acts as the principal in the arrangement and net of costs when the Group acts as agent.

Recognition of revenues for prepaid cards is based on actual airtime usage or the expiration of the obligation to provide service which is generally set forth in the general terms and conditions of the specific contract.

Revenue arrangements with multiple deliverables
Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet certain criteria. The arrangement consideration must then be allocated among the separate units of accounting based on their relative fair values.

Any consideration allocated to the sale of peripheral and other equipment, up to the amount of non-contingent cash received, is recognized as revenue when all significant risks and rewards of ownership of the equipment are transferred to the buyer.

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

When assets are leased out under a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized as deferred income.

Lease income is recognized as revenue and finance income over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

Share-based compensation

We operate a number of share-based compensation plans. The fair value of options or shares granted to employees, are recognized over the vesting period of the options or shares. The costs are determined by the fair value of the options and shares and the number of options or shares expected to vest. On each balance sheet date, we determine if it is necessary to revise our expectation of the number of options or shares that will vest.

Operating expenses

Operating expenses are determined based on the aforementioned accounting principles and are allocated to the year to which they relate. Subscriber acquisition costs are expensed as incurred, since we believe that these costs do not meet the criteria for capitalization.

For research and development, reference is made to the policy above.

Back to Contents    119

Operating profit

Operating profit is defined as a measure of our earning power from operations, equal to earnings before deduction of finance income, finance costs, other financial results, share of the profit of associates and joint ventures and income taxes.

Taxation of profit or loss

The corporate income tax charge recognized in the Consolidated Income Statement is based on the income for financial reporting purposes in accordance with the prevailing tax regulations and rates taking into account non-taxable income and non-deductible expenses for tax purposes as well as the valuation of deferred tax assets.

Critical accounting estimates and judgments

Estimates and judgments are being continually evaluated and based on historic experience and other factors, including expectations of future events believed to be reasonable under the circumstances.

For our critical accounting estimates and judgments, reference is made to the relevant individual notes to these financial statements, more specifically note [10] Intangible fixed assets, note [22] Provisions for retirement benefit obligations and the section ‘Financing and financial instruments’.

Recent accounting pronouncements 2007

Following is a short description of new accounting standards becoming effective in 2007.

IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures IFRS 7 introduces new disclosures relating to financial instruments. IFRS 7 requires an entity to disclose:
• information on the significance of financial instruments to the entity’s financial position and performance;
• the nature and extent of risk exposures arising from financial instruments (quantitative disclosures); and
• the approach taken in managing those risks (qualitative disclosures).
KPN will apply these standards in reporting periods beginning January 1, 2007. These standards do not have any impact on the classification and valuation of the Group’s financial instruments.

We believe that other interpretations and standards (such as IFRIC 7 ‘Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies’, IFRIC 8 ‘Scope of IFRS 2’, IFRIC 9 ‘Reassessment of Embedded Derivatives’, IFRIC 10 ‘Interim Financial Reporting and Impairment’) will have no material impact on our financial position as of January 1, 2007 nor on the operating profit.

IFRS 8, ‘Operating Segments’ and IFRIC 11 ‘Group and Treasury Share Transactions’ and IFRIC 12 ‘Service Concession Arrangements’ will become effective for KPN after 2007.

For recent accounting pronouncements on US GAAP, reference is made to ‘Information on US GAAP’.

Back to Contents    120

Back to Contents

Notes to the Consolidated Income Statement

[1] Revenues

Amounts in millions of euro	2006	2005	2004

Rendering of services	11,366	10,930	11,039
Sale of goods	471	748	590
Royalties and other revenues	104	133	117
Total revenues	11,941	11,811	11,746

Part of the revenues in 2005 relate to non-cash revenues. In 2005, we acquired our remaining 2.16% stake in KPN Mobile from NTT DoCoMo, which had a book value of EUR 115 million. In return, we agreed to the use of NTT DoCoMo’s mobile Internet technology by O2 in Germany. Under the terms of the agreement, KPN paid NTT DoCoMo a consideration of EUR 5 million, resulting in total revenues and other income amounting to EUR 110 million, consisting of the following components: negative goodwill (EUR 59 million), royalties (EUR 26 million) and a settlement for trademark damage (EUR 25 million). The negative goodwill and the settlement for trademark damage are recorded as other gains in Other income. The royalties are recorded within Revenues.

[2] Other income

Amounts in millions of euro	2006	2005	2004

Gains on the sale of property, plant and equipment	32	18	17
Other gains	84	107	56
Total other income	116	125	73

Other gains in 2006 include the gain on the sale of Xantic amounting to EUR 74 million, of which EUR 6 million will be received in 2007.

In 2005, Other income included gains totaling EUR 23 million from the sale of available for sale financial assets and EUR 84 million related to the remaining 2.16% interest in KPN Mobile from NTT DoCoMo. On January 1, 2005, Intelsat and Infonet Services Corporation were recorded at net selling price. At settlement, the unrealized gains recognized in equity have been recycled through Other income.

Other income in 2004 includes the gains of EUR 36 million on the sale of Eutelsat and EUR 20 million on the sale of Peoples Telephone Company Ltd (PTC).

[3] Employee benefits

Amounts in millions of euro	2006	2005	2004

Salaries and wages	1,198	1,192	1,309
Pension charges (incl. Social Plan 2001) [22]	116	95	201
Social security contributions	121	154	196
Total employee benefits	1,435	1,441	1,706

Reference is made to ‘Segment reporting’ for further information on the average number of employees.

Board of Management and Supervisory Board

The Remuneration Report, included on pages 94 to 102, contains auditable parts comprising ‘Executive remuneration’, ‘Long-term incentives’, ‘Loans 2006’ and ‘Supervisory Board Remuneration 2006’.

Total compensation of key management for the year 2006 amounted to EUR 6.9 million for our Board and former Board of Management members (in 2005 EUR 4.8 million) and EUR 0.4 million for our Supervisory Board members (in 2005 EUR 0.4 million).

share option planS

KPN has granted stock options on its shares to members of the Board of Management, management and employees in The Netherlands with a collective labor agreement. Total costs related to share option plans amounted to EUR 8 million in 2006 (EUR 9 million in 2005 and EUR 31 million in 2004) and is included in Salaries and wages.

Back to Contents    121

All options granted are equity settled options and forfeited when employees leave KPN for reasons other than retirement, disability or death (except for some personnel plans). The other main features of the option plans granted to KPN staff and management are:

		Exercise price (in euro)	Maximum term	Type	Exercisable (after grant date)	Vesting period	Profits in escrow if exercised within 3 years?	Performance related

2002	Management (incl. CEO)	6.49	5 years	OTM	direct	3 years	yes	no
	Management Germany	6.49	5 years	OTM	3 years	3 years	-	no
	Management Belgium	6.23	5 years	OTM	3.7 years	3 years	-	no
	Personnel	5.19	5 years	ATM	3 years	none	-	no
2003	Management (incl. CEO)	7.43 – 7.79	5 years	OTM	direct	3 years	yes	no
	Management	5.94	5 years	ATM	direct	3 years	yes	no
	Management	5.94 – 6.09	5 years	ATM	3 years	3 years	-	no
	Management Belgium	5.94	5 years	ATM	3.7 years	3 years	-	no
	Personnel	5.94	5 years	ATM	3 years	none	-	no
2004	CEO	6.45	5 years	ATM	direct	3 years	yes	no
	Management	6.07 – 6.45	8 years	ATM	3 years	3 years	-	yes
	Management	6.45	8 years	ATM	3 years	3 years	-	no
	Management Belgium	6.45	8 years	ATM	3.7 years	3 years	-	no
	Personnel	6.45	5 years	ATM	3 years	none	-	no
2005	CEO	6.73	5 years	ATM	direct	3 years	yes	no
	Management	6.52 – 7.46	8 years	ATM	3 years	3 years	-	yes
	Management	6.73	8 years	ATM	3 years	3 years	-	no
	Management Belgium	6.73	8 years	ATM	3.7 years	3 years	-	no
	Personnel	6.73	5 years	ATM	3 years	3 years	-	no
2006	CEO	9.29	5 years	ATM	direct	3 years	yes	no

Type:

-  OTM: out of the money. At date of granting market share price is lower than the exercise price.
-  ATM: at the money. Exercise price is equal to market share price at grant date.

Profits in escrow when exercised within 3 years:

-

The options are exercisable immediately but the profits, if any, from any exercise prior to the third anniversary of the date of issue will be held in escrow until the third anniversary of the issue, at which time such profits will be released to the relevant individuals, provided that the individuals remain employed by KPN.

Performance related:

-

The number of options that eventually vest after a 3-year vesting period depends on KPN’s Total Shareholder Return (stock appreciation plus dividend pay-out; TSR) relative to a peer group of 16 European telecommunication companies. If KPN is ranked in the last four, no options will vest. For ranking from position twelve to nine, 50% of the stock options will vest, 100% will vest if ranked between the eighth and fifth position and 200% of the target number of stock options will vest if KPN is ranked in the top four.

Personnel:

-	Personnel means all Dutch employees subject to the KPN collective labor agreement.
-

When employees leave before the third anniversary after grant date, options are exercisable from this date and expire three months later (except for April 2005 option plans: options forfeit when leaving before the third anniversary).

Summary of options outstanding as of December 31, 2006

Granted in:	Number outstanding Dec. 31, 2006	Exercise price per option	Weighted average remaining contractual life (years)

2002	1,533,356	5.19 – 6.49	0.3
2003	2,281,365	5.94 – 7.79	1.4
2004	4,924,477	6.07 – 6.45	3.7
2005	5,672,016	6.52 – 7.46	4.6
2006	215,278	9.29	4.3

Back to Contents    122

Summary of the changes in outstanding options:

	2006		2005		2004
	Number of options	Weighted average exercise price per option in euro	Number of options	Weighted average exercise price per option in euro	Number of options	Weighted average exercise price per option in euro

Outstanding at the beginning of the year	26,653,491	7.94	30,050,652	11.74	34,775,476	12.32
Options granted	215,278	9.29	6,436,160	6.73	5,554,963	6.45
Options exercised	–6,708,750	5.60	–5,779,375	5.38	–5,626,013	4.94
Options expired	–4,568,950	14.71	–2,262,632	57.43	–3,396,260	20.86
Options forfeited	–964,577	5.87	–1,791,314	14.48	–1,257,514	11.14
Outstanding at the end of the year	14,626,492	6.48	26,653,491	7.94	30,050,652	11.74
Of which exercisable	4,632,954	5.79	13,811,451	8.71	20,150,717	14.21

The weighted average fair values and weighted average exercise prices per option at the date of grant for options granted were as follows:

In euro	Years ended December 31,
	2006	2005	2004

Weighted average fair value of options granted with exercise prices equal to the market value of the stock at the date of grant	1.20	2.38	2.98
Weighted average exercise price of options granted with exercise prices equal to the market value of the stock at the date of grant	9.29	6.73	6.45

The fair value of each option is estimated at the date of grant using a binomial model with the following weighted average assumptions:

	2006	2005	2004

Risk-free interest rate (based on government bonds with a time to maturity of approximately 4 years)	3.7%	2.8%	3.2%
Expected dividend (based on 1-year historical daily data preceding the date of award)	5.1%	3,0%	2,0%
Option lives	4.0 years	4.3 years	4.4 years
Expected volatility (based on 3-years daily historical data )	21.7%	50.8%	62.7%

An aggregated intrinsic value of EUR 60 million represents the total intrinsic value (the difference between KPN’s closing stock price on the last trading day of 2006 of EUR 10.77 and the exercise price, multiplied by the number of in-the-money options outstanding) that would have been received by option holders, if the options had been exercised on December 31, 2006. At December 31, 2006, there was a total of EUR 6.2 million in unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted-average period of 0.8 years.

PERFORMANCE SHARE PLAN

During 2006 KPN granted 1,020,845 restricted KPN shares to members of the Board of Management and the management in The Netherlands which vest over a three-year period. The number of shares which vests depends on KPN’s total shareholder return position ranking relative to its peer group of 16 European telecommunications companies (including KPN) as determined on December 31, 2008. In the event that KPN is ranked in the last four of its peer group index, no restricted shares vest. If KPN is ranked between the ninth and twelfth positions, 50% of the restricted shares vest immediately and the remaining shares will be forfeited. In the event that KPN is ranked between the fifth and eighth position, 100% of the restricted shares vest immediately. If KPN is ranked in the top four of its peer index, 200% of the restricted shares will vest immediately. Once vested the restricted shares have a lock-up period of two years and therefore are not available to be traded from April 2009 through April 2011. The total compensation expense associated with these awards in 2006 was EUR 3 million.

As from April 13, 2009, management is able to sell a number of unconditional granted shares only up to the amount necessary to settle the wage taxes liability relating to the profit made on the stock compensation plan. From April 13, 2011 all remaining shares are available for trading.

The following table presents the non-vested shares for the Plan for the year ended December 31, 2006. The weighted average fair value at grant date of a share is calculated using the Monte Carlo Simulation model. This model simulates share prices, Total Shareholder Return (TSR) ranking and fair value calculation for KPN and 16 of its peer companies.

Back to Contents    123

	Shares	Weighted average fair value at grant date
Non-vested at December 31, 2005	-	-
Granted	1,020,845 [1]	11.67
Vested	0	0
Forfeited	–60,190	11.67
Non-vested at December 31, 2006	960,655	11.67

[1]	On the basis of 100 % grant

The fair value of each share at the grant date is determined using the following assumptions:

Risk-free interest rate (based on EURO governments bonds with a remaining time to maturity of 3 years)	3.1%
Expected dividend for KPN (based on 1-year historical daily data preceding the date of award)	5.1%
Expected volatility (based on 3-years daily historical data over the period April 13, 2003 - April 12, 2006)	21.7%

[4] Depreciation, amortization and impairments

Amounts in millions of euro	2006	2005	2004

Impairment of goodwill	1	40	8
Adjustment goodwill Telfort	175	-	-
Amortization of other intangible assets	604	450	265
Impairment of other intangible assets	2	4	-
Reversal of impairment of intangible assets	-	-	–16
Total amortization and impairments of goodwill and other intangible assets	782	494	257

Depreciation of property, plant and equipment	1,796	1,848	1,909
Impairments and retirements of property, plant and equipment	36	34	24
Total depreciation and impairments of property, plant and equipment	1,832	1,882	1,933

Total	2,614	2,376	2,190

Depreciation and impairments on property, plant and equipment are detailed as follows:

Amounts in millions of euro	2006	2005	2004

By classification:
Land and buildings	82	93	102
Plant and equipment	1,620	1,667	1,707
Other tangible fixed assets	123	108	124
Assets under construction	7	14	-
Total	1,832	1,882	1,933

Impairments and retirements of property, plant and equipment relate completely to retirements of assets.

As a result of the restructuring at Telfort a goodwill adjustment amounting to EUR 175 million has been recorded during 2006. Reference is made to note [7] Taxation.

On February 28, 2006 KPN decided to integrate the networks of Mobile The Netherlands and Telfort. KPN expects to retire the radio network of Telfort mid 2007 and the core network in the beginning of 2008. Based on this expectation KPN recognized accelerated depreciation of EUR 90 million in 2006.

On November 21, 2006 KPN announced the sale of Telfort’s E-GSM license to T-Mobile for an undisclosed amount. The transfer is subject to approval by the Minister of Economic Affairs. KPN has reassessed the remaining Telfort DCS and UMTS licenses and concluded that it is currently not anticipated that these will be used actively in a separate network once the first phase of the network integration, anticipated for July 1, 2007, is completed. The residual value of the DCS and UMTS licenses is considered to be insignificant. Consequently, KPN has decided to accelerate the amortization of these Telfort-licenses in 2006 (EUR 19 million).

In 2005 impairment on goodwill amount to EUR 40 million and relate to the SNT activities classified as held for sale, based on management’s estimate of the expected fair value less cost to sell. In 2004, we recorded impairment on goodwill mainly related to Xantic (EUR 7 million) and reversed an impairment of licenses of BASE for an amount of EUR 16 million.

[5] Other operating expenses

In 2006, Other operating expenses comprise a net addition to the restructuring provision amounting to EUR 64 million (2005: EUR 92 million) of which EUR 65 million related to redundancy costs of employees (2005: EUR 86 million) and a release of EUR 1 million (in 2005: EUR 6 million) related to contract obligations. Other operating expenses in 2005 also includes EUR 35 million relating to a fine imposed by OPTA and a settlement with competitors following the conclusion of the investigation by OPTA into discounts given by KPN to certain fixed telephony business customers.

In 2004, Other operating expenses included a net addition to the restructuring provision amounting to EUR 42 million, net of EUR 18 million related to the release of certain revenue guarantees provided to Atos Origin.

Cost of research and development is included in Other operating expenses and amounted to EUR 17 million (EUR 20 million in 2005; 2004: EUR 24 million). No development costs have been capitalized during 2006, 2005 and 2004 since the criteria for capitalization were not met.

Back to Contents    124

[6] Financial income and expenses

Amounts in millions of euro	2006	2005	2004
Finance income	43	44	70

Interest on borrowings	–501	–542	–662
Interest on provisions	–15	–14	–10
Other	–26	–10	–2
Finance costs	–542	–566	–674

Reversal (impairment) non-current assets	0	–11	8
Amortizable part of hedge reserve, note [19]	–7	–7	-
Fair value changes of forward exchange contracts	–17	–12	-
Exchange rate differences	3	9	7
Other	-	–4	-
Other financial results	–21	–25	15

Total	–520	–547	–589

In 2006, interest on borrowings include a non-cash amount of EUR 13 million (2005 EUR 28 million) relating to the effective interest expense on borrowings, which are valued at amortized cost.

In 2006 KPN early redeemed EUR 732 million of our EUR 1.5 billion Eurobond maturing in 2008. This early redemption resulted in additional charges of EUR 16 million, including bank charges and costs for unwinding a swap.

In 2004, the costs associated with early redemptions of several loans amounted to EUR 50 million and are included in the interest on borrowings. Reversal of impairments on financial fixed assets related mainly to the reversal of the impairment on the loan to PTC.

[7] Taxation

INCOME TAXES

Amounts in millions of euro	2006	2005	2004

Current tax	–65	36	335
Changes in deferred taxes	–62	–396	–635
Income taxes	–127	–360	–300

For Dutch tax purposes, Koninklijke KPN - the ultimate parent of the majority of KPN’s activities - and KPN Mobile are separate tax entities. The German activities form a German partnership transparent for German tax purposes and a permanent establishment for Dutch tax purposes held by KPN Mobile. In 2006, the legal structure of KPN’s German mobile activities was simplified, resulting in a reduction in the number of tax entities. KPN Mobile holds a 77.5% interest in E-Plus, whereas Koninklijke KPN holds the remaining 22.5% interest in E-Plus.

The 2006 tax charge of EUR 127 million benefited from a net EUR 158 million release from deferred tax positions due to reduced Dutch corporate income tax rates, the positive tax effect of the Telfort restructuring and the (further) recognition of deferred tax assets for tax loss carry forwards.

During 2006, the following events affected KPN’s tax position:

a. Changes in Dutch corporate income tax legislation

On November 30, 2006, several changes to the Dutch corporate income tax legislation were enacted, which became effective as of January 1, 2007. Of these changes, the reduction of the tax rate from 29.6% to 25.5% mainly affected KPNs Dutch tax position by the end of 2006. Moreover, the loss carry forward period was restricted to nine years.

b. Compliance Covenant (`Handhavingsconvenant`)

In 2006, KPN signed a compliance covenant with the Dutch tax authorities to self-assess and transparently discuss our past, present and future tax issues with the Dutch tax authorities. It has resulted in the settlement of a substantial number of outstanding issues with a limited overall effect on results. An effect on the deferred tax position resulted from an agreement on the valuation of the cable network for tax purposes. Pursuant to this agreement, this value for cables as of December 31, 2006 is equal to the IFRS book value, whereas there was a difference in value before this date.

c. Telfort restructuring

In December 2006, pursuant to an agreement with the Dutch tax authorities, KPN transferred Telfort’s assets, liabilities and operations for an amount of EUR 1,320 million into a new entity held by KPN. The transfer was recognized as a taxable transaction, resulting in a higher depreciable tax basis for that amount in the new entity and a taxable book gain in the old Telfort entity, against which book gain all of Telfort’s tax loss carry forwards were set off.

After the transaction, all Telfort assets and liabilities had the same value as of December 31, 2006 for book and tax purposes, except for goodwill. The value for tax purposes of goodwill (EUR 793 million) exceeds the value for book purposes (EUR 314 million) by EUR 479 million as of December 31, 2006.

Tax loss carry forwards not recognized at acquisition date but which subsequently turn out to be realizable, have to be part of the purchase price allocation with an adverse effect on goodwill. Due to the restructuring, previously unrecognized tax loss carry forwards became fully realizable and the original purchase price allocation was adjusted accordingly. Pursuant to IFRS 3, the deferred tax asset increased by EUR 175 million offset by a simultaneous decrease of goodwill for the same amount; both

Back to Contents    125

adjustments were recognized in the consolidated Income Statement. On a net result level, the impact was nil. However, the EUR 175 million step-up in deferred tax assets is recorded as Income taxes, while the goodwill adjustment is presented as Depreciation, amortization and impairments. Upon completion of the restructuring, all assets and liabilities - except goodwill - had the same value for book and tax purposes, so all deferred tax assets and liabilities were derecognized. Only the excess of EUR 479 million of tax book value compared with book value of goodwill has resulted in a deferred tax asset of EUR 122 million. These adjustments had an adverse effect of EUR 75 million on Profit for the year (EUR 100 million benefit as Income taxes and EUR 175 million charge on Depreciation, amortization and impairments), excluding the effect from the change of the corporate income tax rate.

By year-end 2006, KPN’s tax position in the Netherlands was as follows:

a. Koninklijke KPN

As of January 1, 2004, Koninklijke KPN’s deferred tax asset for corporate income tax loss carry forwards amounted to EUR 1,659 million. Taxable income in the following years, the application of tax carry-back rules and several reductions of the Dutch corporate income tax rates led to a decrease of the deferred tax asset. As a result, the deferred tax asset as of December 31, 2006 amounted to EUR 306 million (2005: EUR 591 million; 2004: EUR 897 million). Based on general economic, market and business developments, Koninklijke KPN expects to move into a taxpaying position as from 2007.

b. KPN Mobile

An agreement in 2004 with the Dutch tax authorities resulted in a EUR 6 billion taxable gain for KPN Mobile upon conversion of EUR 14 billion of shareholder loans in 2002 and allowed KPN Mobile to offset in 2002 an EUR 11.5 billion loss related to E-Plus as a permanent establishment for Dutch tax purposes against its Dutch results, subject to recapture of this loss in later years. Since 2002 and through 2006, KPN Mobile has paid no corporate income tax due to the loss carry forward of originally EUR 5.5 billion that arose in 2002, available for offset of KPN Mobile’s results including E-Plus’ result. Based on general economic, market and business developments, KPN Mobile expects that its taxable income over 2007 will exceed the remaining EUR 647 million tax loss carry forwards as of December 31, 2006 and thus that it will move into a taxpaying position as from 2007.

The corporate income tax liability on KPN Mobile’s Dutch profits as from 2002 (inclusive of the gain of EUR 6 billion) has been deferred due to the loss position caused by the deduction of the EUR 11.5 billion related to the German permanent establishment. This deferred tax liability increased because of KPN Mobile’s taxable results in the years through 2006 and decreased because of changes in the Dutch corporate tax rates as mentioned before. The deferred tax liability was reduced by EUR 148 million in 2006 (2005: EUR 74 million increase; 2004: EUR 38 million decrease). As a result, KPN Mobile’s deferred tax liability as of December 31, 2006 amounted to EUR 1,984 million (2005: 2,132 million; 2004: EUR 2,058 million).

The deferred tax liability will gradually turn into an actual tax liability if and when the recapture of E-Plus’ loss will result in an actual tax payment at the level of KPN Mobile. As mentioned above, KPN expects these tax payments to start in 2007. As per December 31, 2006, the E-Plus loss still to be recaptured amounted to EUR 8.5 billion (2005: EUR 9.3 billion; 2004: EUR 9.9 billion).

Effective tax rate

EFFECTIVE TAX RATE

Amounts in millions of euro	2006	2005	2004

Profit before income tax 1)	1,703	1,801	2,056

Taxes at Dutch statutory tax rates	–504	–567	–710
Tax rate differences of foreign operations	185	148	16
Non-taxable income and non-deductible expenses	–187	–37	148
Changes in Dutch corporate tax rates	158	52	179
(De)recognition of deferred tax positions:
- prior years deferred tax assets and liabilities	166	108	146
- current year deferred tax assets and liabilities	55	–64	–79
Income taxes	–127	–360	–300

Effective tax rate	7.5%	20.0%	14.6%

1) Excluding the share in profits of associates and joint ventures.

‘Taxes at Dutch statutory tax rates’ are calculated on the basis of Profit before income tax (excluding the share of profits of associates and joint ventures) and the applicable Dutch corporate income tax rate of 29.6% in 2006 (2005: 31.5%; 2004: 34.5%).

‘Tax rate differences of foreign operations’ reflect the impact of different tax rates in the fiscal jurisdictions, in which KPN operates. In 2004, 2005 and 2006, the corporate tax rates amounted to approximately 25% in Germany and 34% in Belgium. The German trade tax rate approximated 18% in these years.

‘Non-taxable income and non-deductible expenses’ represent adjustments for income not subject to taxation (e.g., EUR 74 million book gain on the sale of Xantic in 2006, EUR 59 million negative goodwill resulting from the NTT DoCoMo transaction in 2005 and our share in the profits of associates and joint ventures due to the applicability of the participation exemption), non-deductible expenses (such as the EUR 40 million in SNT-related impairment charges in 2005) and the effects of the fiscal treatments of interests on intercompany loans under both the Dutch and German tax legislation.

Back to Contents    126

‘Changes in Dutch corporate tax rates’ show the impact of recalculating KPN Mobile’s deferred tax liability (EUR 282 million benefit; 2005: EUR 72 million benefit; 2004: EUR 307 million benefit), Koninklijke KPN’s deferred tax asset (EUR 75 million charge; 2005: EUR 24 million charge; 2004: EUR 128 million charge) and Telfort’s deferred tax position (EUR 49 million charge; 2005: EUR 5 million benefit) applying the reduced Dutch corporate income tax rate of 25.5% (2005: 29.6%).

‘(De)recognition of deferred tax positions’ reflects the effect of recognizing or derecognizing deferred tax assets and liabilities, both in prior years and the current year. The movements are mainly attributable to the EUR 100 million positive tax effect of legally restructuring Telfort and for EUR 47 million to the increased deferred tax asset of E-Plus. As in prior years, KPN only partially recognized E-plus’ trade tax loss carry forwards due to the uncertainties regarding the realization and timing thereof. German tax losses can be carried forward indefinitely, although the taxable income for any year is only for 60% available for tax loss compensation.

Deferred taxes

DEFERRED TAX ASSETS AND LIABILITIES

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Deferred tax assets	1,018	1,348	1,606
- of which to be recovered after 12 months	665	1,256	1,525
- of which to be recovered within 12 months	353	92	81

Deferred tax liabilities	1,992	2,229	2,184
- of which to be realized after 12 months	1,889	2,206	2,184
- of which to be realized within 12 months	103	23	-

Deferred tax assets and liabilities	–974	–881	–578

Depending on future taxable results, a part of deferred tax assets relating to tax loss carry forwards now considered to be recoverable after 12 months may be recoverable in the short term.

MOVEMENT DEFERRED TAX ASSETS AND LIABILITIES

Amounts in millions of euro

Balance as of January 1, 2004	57

Income statement charge	–635
Balance as of December 31, 2004	–578

Changes in accounting policies	71
Balance as of January 1, 2005	–507

New consolidations	38
Income statement charge	–396
Tax charged to equity	–4
Classified from held for sale	–12
Balance as of December 31, 2005	–881

New consolidations	–7
Income statement charge	–62
Tax charged to equity	–27
Classified from held for sale	3
Balance as of December 31, 2006	–974

Deferred tax charged to equity mainly relates to movements in the Hedge reserve. ‘Changes in accounting policies’ in 2005 reflect the tax effects of the application of IAS 32, IAS 39 and IFRS 5 as from January 1, 2005.

Back to Contents    127

DEFERRED TAX ASSETS

Amounts in millions of euro	Tax loss carry forwards	Temporary differences				Total
		Revenue recognition	Pension provisions	Other

Balance as of January 1, 2004	1,771	163	277	105		2,316

Income statement charge	–620	–41	–60	11		–710
Balance as of December 31, 2004	1,151	122	217	116		1,606

Changes in accounting policies	24	-	-	47		71
Balance as of January 1, 2005	1,175	122	217	163		1,677

New consolidations	161	-	-	-		161
Income statement charge	–254	–15	–26	–176		–471
Tax charged to equity	-	-	-	–4		–4
Classified as held for sale	–14	-	-	–1		–15
Balance as of December 31, 2005	1,068	107	191	–18		1,348

New consolidations	1	-	-	1		2
Income statement charge	–404	–30	–41	167	1)	–308
Tax charged to equity	-	-	-	–27		–27
Classified from held for sale	3	-	-	-		3
Balance as of December 31, 2006	668	77	150	123		1,018

1) The increase in Other temporary differences in 2006 can primarily be explained by Telfort recognizing a deferred tax asset for the difference between tax and book value of goodwill (December 31, 2006: EUR 122 million).

DEFERRED TAX LIABILITIES

Amounts in millions of euro	Deferred liability due to losses German permanent establishment	Temporary differences	Total

Balance as of January 1, 2004	2,096	163	2,259

Income statement charge	–38	–37	–75
Balance as of December 31, 2004	2,058	126	2,184

Changes in accounting policies	-	-	-
Balance as of January 1, 2005	2,058	126	2,184

New consolidations	-	123	123
Income statement charge	74	–149	–75
Classified as held for sale	-	–3	–3
Balance as of December 31, 2005	2,132	97	2,229

Changes in accounting policies	-	-	-
Balance as of January 1, 2006	2,132	97	2,229

New consolidations	-	9	9
Income statement charge	–148	–98	–246
Balance as of December 31, 2006	1,984	8	1,992

Back to Contents    128

TAX LOSS CARRY FORWARDS AND DEFERRED TAX ASSETS

Amounts in millions of euro	Dec. 31, 2006		Dec. 31, 2005		Dec. 31, 2004
	Tax loss carry forwards	Recognized deferred tax assets	Tax loss carry forwards	Recognized deferred tax assets	Tax loss carry forwards	Recognized deferred tax assets

Koninklijke KPN - corporate tax 1,4)	1,256	306	2,056	591	3,156	897
Telfort - corporate tax 2)	-	-	1,068	156	-	-
BASE - corporate tax	614	209	748	211	772	138
E-Plus - trade tax 3)	7,831	136	3,258	89	1,902	80
E-Plus - corporate tax 3)	18,766	-	10,658	-	20,744	-
Other 4)	441	17	372	21	416	36
Balance as of		668		1,068		1,151

1)

The figures mentioned include pre-consolidation losses (‘voorvoegingsverliezen’) amounting to EUR 143 million as of December 31, 2006 (2005: EUR 146 million) limited in their use as such losses may only be compensated by taxable income generated by the specific company itself.

2)	Telforts tax loss carry forwards as of December 31, 2005 were fully used in the context of the Telfort restructuring.
3)

E-Plus’ tax loss carry forwards as of December 31, 2006 substantially increased compared to prior year, reflecting the results of the ongoing process of filing tax returns, in the course of which process outstanding issues could be clarified. The corporate tax loss carry forward figure now also includes a loss available for compensation against taxable income of a specific company (‘paragraph 15a Verlust’) and not included in prior years.

4)

As from January 1, 2007, the loss carry forward period is restricted in The Netherlands to nine years; this could impact the use of part of the tax loss carry forwards. Moreover, the tax loss figures include for an amount of EUR 75 million tax loss carry forwards acquired in business combinations.

Tax loss carry forwards reflect management’s best estimate of recoverable amounts. Please note that the amounts of tax loss carry forwards are subject to assessment by local tax authorities.

[8] Earnings per share

The following table shows the average number of subscribed ordinary shares and calculates the weighted average number of subscribed ordinary shares/weighted average number of subscribed ordinary shares taking into account the dilution effects:

Number of shares	2006	2005	2004

Weighted average number of subscribed ordinary shares outstanding	2,005,326,106	2,192,232,156	2,385,418,773

Dilution effects:
- options and non-vested shares	8,002,239	5,388,549	2,672,143
- convertible bonds	-	-	16,252,929
Weighted average number of subscribed ordinary shares outstanding including dilution effects	2,013,328,345	2,197,620,705	2,404,343,845

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. We have two categories of dilutive potential ordinary shares: convertible debt and share options. The convertible debt is assumed to have been converted into ordinary shares, and the net profit of 2004 is adjusted to eliminate the interest expense less the tax effect. For the share options and share plan, a calculation is made in order to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price over 2006, being EUR 9.41) based on the monetary value of the subscription rights attached to outstanding share options.

Back to Contents    129

The following table contains the basis for the earnings per share calculations:

Amounts in millions of euro	2006	2005	2004

Profit attributable to equity holders	1,583	1,437	1,707

Adjustment: convertible bond interest expenses net of tax	-	-	8
Profit attributable to equity holders including dilution effects	1,583	1,437	1,715

[9] Dividend per share

At the Annual General Meeting of Shareholders on April 17, 2007, a 2006 dividend of EUR 0.50 per share, totaling EUR 971 million, will be proposed. During 2006 we paid an interim dividend amounting to EUR 0.16 per share, in total EUR 321 million. These financial statements do not reflect the final proposal for dividend payable, which will be accounted for in the Consolidated Statement of Changes in Group Equity as an appropriation of retained earnings in the year ending December 31, 2007.

Back to Contents

Notes to the Consolidated Balance Sheet

For the segment information, reference is made to the section ‘Segment Reporting’.

NON-CURRENT ASSETS

[10] Intangible fixed assets

STATEMENT OF CHANGES IN GOODWILL

Amounts in millions of euro	2006	2005

Cost	4,659	4,147
Accumulated impairments	–48	–8
Subtotal	4,611	4,139
- of which held for sale	–40	-
Balance as of January 1	4,571	4,139

Investments	148	517
Disposals	–14	–4
Impairments	–1	–40
Exchange rate differences	-	–1
Adjustment goodwill Telfort	–175	-
Total changes	–42	472

Cost	4,784	4,659
Adjustment goodwill Telfort	–175	-
Adjusted acquisition cost	4,609	4,659
Accumulated impairments	–40	–48
Total goodwill	4,569	4,611

- of which held for sale	-	–40
Balance as of December 31	4,569	4,571

For our investments in 2006 we refer to the section ‘Business combinations’. For the adjustment of the goodwill relating to Telfort reference is made to note [7] Taxation.

Goodwill for our SNT activities and Xantic were classified as held for sale as per December 31, 2005. Xantic was sold in 2006. During 2006, management decided not to pursue a sale of SNT as a result SNT was no longer classified as ‘held for sale’.

Investments in 2005 include EUR 489 million goodwill paid for Telfort - reference is made to Business combinations and other changes in consolidation - and EUR 23 million goodwill paid for SNT Germany and SNT Group.

Back to Contents    130

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The allocation of goodwill to cash generating units is shown below:

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005
Cash-generating unit:

E-Plus	4,041	4,026
KPN Mobile The Netherlands	314	489
BASE	28	28
Segment Consumer	94	11
Segment Business	51	2
Segment Wholesale and Operations	41	41
Other	-	14
Total goodwill	4,569	4,611

- of which held for sale	-	–40
Balance as of December 31	4,569	4,571

E-Plus

In the fourth quarter of 2006, we performed our annual goodwill impairment test on E-Plus. The recoverable amount was determined as fair value less cost to sell.

For determining the fair value less cost to sell, we generally use the Income Approach, incorporating the expected future financial performance of E-Plus, supported by market information and comparisons to (expected) developments for peer companies. We may use other methods if they appear appropriate given the specific facts and circumstances. For the testing of the E-Plus’ goodwill, we have involved a third party valuation specialist (Duff & Phelps) to support us in estimating the underlying fair value taking into account market comparisons and recent transactions.

Factors forming the basis for the expected future financial performance include historical growth, business plans for E-Plus as well as historic and expected levels of operating profitability. In addition, E-Plus’s ability to generate cash flows beyond the forecast horizon is captured in the terminal value. These future cash flows and the terminal value are then discounted to the present at a rate of return commensurate with the entity’s inherent risk. We further test the outcome of this valuation, using market comparisons, recent transactions and analyst research reports.

At December 31, 2006 the carrying value of the E-Plus related assets amounted to EUR 9,214 million (2005: 9,418 million). Based on our impairment analyses using a discount rate of 9.4% before tax, we concluded there was no impairment.

We also performed sensitivity analyses by using (1) a higher discount rate of 10.6% and by using (2) 10% less cash flows in our projections. Neither of these scenarios would have led to an impairment.

KPN Mobile The Netherlands

Telfort was acquired in October 2005. We performed a purchase price allocation as a result of which we recognized goodwill for an amount of EUR 489 million. As a result of the restructuring in 2006 we concluded that our deferred tax asset for carry forward losses at acquisition date should be adjusted by EUR 175 million. This adjustment resulted in a decrease of goodwill.

Reference is made to note [7] Taxation.

Based on our impairment analyses, we concluded there was no impairment.

Other

Other goodwill is tested per separate cash-generating unit based on the higher of expected fair value less cost to sell or value in use. Based on our impairment analyses, we concluded there was no need for impairment.

STATEMENT OF CHANGES IN INTANGIBLE FIXED ASSETS WITH FINITE LIVES

Amounts in millions of euro	Licenses	Computer software	Other	Total
Amortization rate in %	2–10	20–33	5–25

Cost	9,682	698	40	10,420
Accumulated amortization and impairments	–5,334	–525	–5	–5,864
Balance as of December 31, 2004	4,348	173	35	4,556

Application of IFRS 5	–28	-	-	–28
Balance as of January 1, 2005	4,320	173	35	4,528

Additions	4	213	6	223
Changes in consolidations/Other	186	36	314	536
Disposals	-	–1	–2	–3
Amortization	–308	–118	–24	–450
Impairments	–4	-	-	–4
Total changes	–122	130	294	302

Cost	9,808	948	369	11,125
Accumulated amortization/impairments	–5,610	–645	–40	–6,295
Balance as of December 31, 2005	4,198	303	329	4,830

Additions	1	192	7	200
Changes in consolidations/Other	-	6	52	58
Disposals	-	-	-	-
Amortization	–333	–186	–85	–604
Impairments	–1	-	–1	–2
Total changes	–333	12	–27	–348

Cost	9,809	1,098	428	11,335
Accumulated amortization/impairments	–5,944	–783	–126	–6,853
Balance as of December 31, 2006	3,865	315	302	4,482

Back to Contents    131

The classification of licenses as held for sale in the 2005 Opening Balance Sheet relates to licenses held by PanTel.

Licenses

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005

E-Plus	2,885	3,104
KPN Mobile The Netherlands	797	898
BASE	180	195
Other	3	1
Balance as of	3,865	4,198

We started rendering UMTS services in The Netherlands and Germany in 2004 and hence started to amortize these licenses. As no services are currently offered under the UMTS license in Belgium, we have not yet started amortizing this license. During 2004, we reversed an amount of EUR 16 million of the previously recognized impairment of the UMTS license of BASE.

The terms of the licenses are used as the basis for the amortization period. In Germany the 3G-license expires in 2020, in The Netherlands in 2016 and in Belgium in 2021.

On November 21, 2006 KPN announced the sale of Telfort’s E-GSM license to T-Mobile for an undisclosed amount. The transfer is subject to approval by the Minister of Economic Affairs. KPN has reassessed the remaining Telfort DCS and UMTS licenses and concluded that it is currently not anticipated that these will be used actively in a separate network once the first phase of the network integration, anticipated for July 1, 2007, is completed. The residual value of the DCS and UMTS licenses is considered to be insignificant. Consequently, KPN has decided to accelerate the amortization of these licenses (impact in 2006 EUR 19 million). The remaining book value of the Telfort-licenses amounts to EUR 150 million as per December 31, 2006.

Impairment tests for our Mobile activities are performed for our combined GSM and UMTS activities as cash flows can not be determined independent from each other.

At December 31, 2006, Other intangible fixed assets with finite lives primarily related to Telfort’s customer relationships for an amount of EUR 178 million (2005: EUR 242 million) and trade mark amounting to EUR 24 million (2005: EUR 26 million).

For a discussion on KPN’s claims for VAT related to UMTS licenses acquired, reference is made to ‘Contingent assets’.

Back to Contents    132

[11] Property, plant and equipment

STATEMENT OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT

Amounts in millions of euro	Land and buildings	Plant and equipment	Other tangible non- current assets	Assets under construction	Total
Depreciation rate in %	0–10	5–33	10–33	-

Cost	1,768	17,400	477	582	20,227
Accumulated depreciation/impairments	–954	–10,009	–263	–22	–11,248
Balance as of December 31, 2004	814	7,391	214	560	8,979

Application of IFRS 5	–26	–31	-	–5	–62
Balance as of January 1, 2005	788	7,360	214	555	8,917

Additions	80	1,125	117	–121	1,201
Disposals	–4	–8	-	–1	–13
Changes in consolidations/Other	-	89	6	58	153
Depreciation	–87	–1,659	–102	-	–1,848
Impairments and retirements, net	–6	–8	–6	–14	–34
Exchange rate differences	-	2	-	1	3
Classified as held for sale	–2	–18	–17	–4	–41
Total changes	–19	–477	–2	–81	–579

Cost	1,788	17,769	501	481	20,539
Accumulated depreciation/impairments	–1,019	–10,886	–289	–7	–12,201
Balance as of December 31, 2005	769	6,883	212	474	8,338

Additions	88	985	129	270	1,472
Disposals	–3	–13	-	-	–16
Changes in consolidations/Other	5	74	4	–53	30
Depreciation	–81	–1,595	–120	-	–1,796
Impairments and retirements, net	–1	–25	–3	–7	–36
Exchange rate differences	-	-	-	-	-
Classified as or transferred from held for sale	–44	1	16	-	–27
Total changes	–36	–573	26	210	–373

Cost	1,776	17,085	553	691	20,105
Accumulated depreciation/impairments	–1,043	–10,775	–315	–7	–12,140
Balance as of December 31, 2006	733	6,310	238	684	7,965

Property, plant and equipment primarily concerns assets located in The Netherlands (2006: approx. 68%; 2005: approx. 70%) and Germany (2006: approx. 27%; 2005: approx. 25%). Assets under construction mainly relate to the construction of networks.

The remaining book value of property, plant and equipment at Telfort amounts to EUR 22 million as per December 31, 2006.

The book value of property, plant and equipment, of which we are the beneficial owner under financial lease programs, totaled EUR 45 million (2005: EUR 88 million). For details on the financial leases, reference is made to ‘Financing and financial instruments’.

We have entered into a qualified technical equipment lease arrangement by means of which certain network equipment with a total book value at December 31, 2006 of EUR 4 million (2005: EUR 12 million) is leased to a US Owner Trust and subsequently leased back through a financial lease back obligation. This lease arrangement ends in 2017.

Back to Contents    133

[12] Investments in associates and joint ventures

Amounts in millions of euro	2006	2005

Balance as of January 1	26	17

Additions	3	4
Disposals	–5	–3
Income from associates and joint ventures	7	13
Changes in consolidations/Other	–11	4
Received dividend	–9	–7
Classified as held for sale	-	–2
Total changes	–15	9

Balance as of December 31	11	26

As of December 31, 2006, our investments in associates and joint ventures mainly relate to joint ventures. During 2006 we entered into several joint ventures such as NostalgieNet (50%) and Pluk (50%). Schiphol Telematics (50%) was dissolved during 2006. Other joint ventures as per December 31, 2006 include Tetraned (50%), Mobirail (50%) and Esprit Telecom (45%, formerly known as Zeus Telecom).

In the table below, we summarize the aggregate amounts of certain financial data with respect to our joint ventures based on KPN’s interest.

Financial data regarding joint ventures	Dec. 31, 2006	Dec. 31, 2005
Amounts in millions of euro

Current assets	27	46
Non-current assets	6	13
Current liabilities	24	38
Non-current liabilities	4	3
Total revenues	44	60
Total operating expenses	40	49

[13] Trade and other receivables (non-current)

Amounts in millions of euro	2006	2005

Opening balance	49	235

Application of IAS 32/39	-	–116
Application of IFRS 5	-	–1
Balance as of January 1	49	118

Additions	73	-
Write-down loan	-	–11
Redemptions	–3	–41
Reclassified to current receivables	–7	–26
Other	-	10
Classified as held for sale	-	–1
Total changes	63	–69

Balance as of December 31	112	49

As of December 31, 2005 and December 31, 2006, trade and other receivables mainly consist of prepaid rent recognized at net present value and receivables with respect to financial leases. The gross amount with respect to financial leases amounts to EUR 30 million (2005: EUR 10 million) of which EUR 4 million matures later than 5 years. The short-term portion of the financial leases amounting to EUR 10 million is classified as current trade and other receivables.

In 2006, an amount of EUR 34 million relates to a surplus of plan assets in excess of benefit obligations in the pension plans of “Ondernemings Pensioen Fonds” (OPF; EUR 33 million) and Telfort (EUR 1 million). Reference is made to note [22].

As of January 1, 2005, these receivables included a loan relating to the sale of our 15% shareholding in Hutchison 3G UK to Hutchison Whampoa Limited (HWL) for an amount of GBP 30 million (EUR 41 million), which amount was received in 2005.

CURRENT ASSETS

[14] Inventories

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005

Resources, parts, tools and measuring instruments	80	78
Finished goods	57	70
Total inventories, gross	137	148

Provision for obsolescence	–24	–18
Total inventories, net	113	130

The fair value of the inventories does not materially differ from the amount as recorded per December 31, 2006.

During the year a net amount of EUR 6 million (2005: EUR 4 million) has been added to the provision for obsolete stock and is included in “cost of materials”.

[15] Trade and other receivables

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005

Trade receivables	1,267	1,243
Social security and other taxes	172	370
Accrued income and prepayments	538	491
Other receivables	161	75
Balance as of	2,138	2,179

Back to Contents    134

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005

Trade receivables - gross	1,463	1,483
Provision for doubtful debts	–196	–212
Total trade receivables	1,267	1,271

- of which held for sale	-	–28
Balance as of	1,267	1,243

During the year a net amount of EUR 16 million (2005: nil) has been released from the provision for bad debt and is included in ‘other operating expenses’.

[16] Available-for-sale financial assets

Amounts in millions of euro	2006	2005

Balance as of December 31	5	-

Application of IAS 32/39	-	169
Balance as of January 1	5	169

Sale of assets	–1	–159
Other (including translation differences)	-	–5
Balance as of December 31	4	5

In 2005, we sold Infonet, Intelsat and a part of our share in EuroWeb for an amount of EUR 159 million in total. The unrealized gain of EUR 23 million was included in the opening equity of January 1, 2005 and was recycled through the Consolidated Income Statement in 2005. As of December 31, 2005, these assets related to EuroWeb, which were partly sold in 2006.

[17] Cash and cash equivalents

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005

Cash	601	984
Short-term bank deposits	202	81
Total cash and cash equivalents	803	1,065

- of which held for sale	-	–32
Balance as of	803	1,033

Cash and cash equivalents as of December 31, 2006 are denominated in euro (99%), US dollar and other currencies (1%). On December 31, 2006, our total outstanding bank guarantees amounted to EUR 39 million (2005: EUR 72 million), which have been issued in the ordinary course of business. The effective interest rate on our outstanding bank deposits ranges from 3.5 to 4%.

Due to German capital maintenance rules, we are required to keep certain funds available at E-Plus. The improved financial position of E-Plus allowed us to reduce such amount through the repayment of intercompany loans by E-Plus at December 22, 2006 for an amount of EUR 900 million. As of December 31, 2006, KPN’s cash position amounted to 803 million (including EUR 374 million in non-netted notional cash pools).

All other cash and cash equivalents are at free disposal to the company within 3 months.

Net Cash and cash equivalents

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005

Cash and cash equivalents	803	1,065

Bank overdraft	–374	–804
Net Cash and cash equivalents	429	261
- of which held for sale	-	32

As of December 31, 2005, cash and cash equivalents held for sale relates for EUR 19 million to SNT and for EUR 13 million to Xantic.

[18] Non-current assets, liabilities and disposal groups held for sale

Amounts in millions of euro	Non current assets and disposal groups classified as held for sale	Liabilities directly associated with non-current assets and disposal groups classified as held for sale

Balance as of January 1, 2005	121	91

Sale of assets	–121	–91
Additions	176	91
Balance as of December 31, 2005	176	91

Sale of assets	–110	–62
Transfer from assets held for sale	–80	–29
Additions (land and buildings)	44	-
Balance as of December 31, 2006	30	-

With the adoption of IFRS 5 as of January 1, 2005, we classify the activities we have decided to dispose of as assets held for sale.

Back to Contents    135

At January 1, 2005, all assets held for sale and the directly associated liabilities relate to PanTel, a wholesale telecom provider in the Central Eastern European region. During 2005, we sold our interest in PanTel; no gain or loss was recognized. As per December 31, 2005 assets held for sale includes SNT Germany and Xantic, including the capitalized goodwill for these entities. During 2006 we sold our interest in Xantic.

As of December 31, 2006 all assets held for sale relate to properties, including 23 large telecommunications towers which need to be sold as a condition set by the Dutch competition authority (NMa) when KPN acquired Nozema. At the acquisition of Nozema, KPN indicated that it does not view the ownership of these towers as core to its business. KPN’s transmitting equipment for telephone, data, radio and television will remain in the towers.

During 2006, management decided not to pursue a sale of SNT; accordingly the non-current assets and liabilities have been reclassified.

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

[19] Equity attributable to equity holders

For a breakdown of Equity attributable to equity holders, reference is made to the Consolidated Statement of Changes in Group Equity.

Share capital

Our authorized capital stock totals EUR 1,920,000,000, divided into 4 billion ordinary shares of EUR 0.24 each and 4 billion Class B preferred shares of EUR 0.24 each. During 2006, all repurchased shares (222,809,044) under the share repurchase program announced in 2006 including the repurchases from the State of The Netherlands (60,000,000 and the special share in December 2005 and 80,000,000 in September 2006) were cancelled. As of December 31, 2006 a total of 1,928,551,326 ordinary shares are outstanding and fully paid-in.

In September 2006, the State of The Netherlands sold its remaining 167 million ordinary shares, of which 80 million was sold to KPN. Consequently, the State of The Netherlands holds no ordinary shares as of December 31, 2006 (2005: 7.8%).

Share PREMIUM

The additional paid-in capital is exempt from Dutch tax up to an amount of EUR 9,727 million (2005: EUR 10,523 million).

Back to Contents    136

Other reserves

Below is a detailed overview of the movements in the number of treasury shares and other reserves:

Amounts in millions of euro, unless indicated otherwise	Number of treasury shares	Treasury shares reserve	Hedge reserve	Tax effect hedge reserve	Available- for-sale assets reserve	Currency trans lation reserve	Total other reserves
Balance as of January 1, 2004	22,610,859	–123	-	-	-	-	–123

Sold (exercise options)	–5,620,473	28	-	-	-	-	28
Purchased	168,385,875	–1,042	-	-	-	-	–1,042
Cancelled	–161,596,876	1,000	-	-	-	-	1,000
Other	578	-	-	-	-	–1	–1
Balance as of December 31, 2004	23,779,963	–137	-	-	-	–1	–138

Application of IAS 32/39	-	-	–236	71	23	-	–142
Balance as of January 1, 2005	23,779,963	–137	–236	71	23	–1	–280

Sold (exercise options)	–5,779,375	28	-	-	-	-	28
Purchased	244,916,137	–1,782	-	-	-	-	–1,782
Repurchase costs		–2	-	-	-	-	–2
Cancelled	–181,039,631	1,252	-	-	-	-	1,252
Other	–2,168	-	15	–4	-	-	11
Exchange rate differences	-	-	-	-	-	9	9
Sale of assets	-	-	-	-	–23	-	–23

Balance as of December 31, 2005	81,874,926	–641	–221	67	-	8	–787

Sold (exercise options)	–6,708,750	32	-	-	-	-	32
Purchased	164,933,042	–1,581	-	-	-	-	–1,581
Repurchase costs		-	-	-	-	-	-
Cancelled	–222,809,044	2,071	-	-	-	-	2,071
Other	-	-	92	–34	-	-	58
Exchange rate differences	-	-	-	-	-	–8	–8
Sale of assets	-	-	-	-	-	-	-

Balance as of December 31, 2006	17,290,174	–119	–129	33	-	0	–215
- of which to be cancelled	-
Total treasury shares	17,290,174

Back to Contents    137

Hedge reserve

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005	January 1, 2005 opening balance IAS 32/39

Effective portion cash flow hedges	–61	–146	–154
Amortizable part	–68	–75	–82
Balance of	–129	–221	–236

The remaining part of the hedge reserve that is related to the discontinued swap contract is charged to the Consolidated Income Statement on a straight line basis over the remaining period under the original swap contract in financial income and expense.

Total distributable reserves at December 31, 2006 amount to EUR 3,478 million (2005: EUR 4,413 million). For a detail of our non-distributable reserves, reference is made to the Corporate Financial Statements.

Treasury shares and treasury shares reserve

KPN’s repurchased shares are held in treasury for delivery upon exercise of options of management and personnel including delivery of shares to management under the “performance share plan” and are accounted for as a reduction of Equity attributable to equity holders. Treasury shares are accounted for at cost, representing the market price on the acquisition date. When issued, shares are removed from the treasury stock. Any proceeds from the reissuance of treasury shares are recognized directly in the other reserves. In the event that more options are exercised than available as treasury shares for option plans, we anticipate providing shares through the issuance of new shares or the purchase of shares in the market.

During 2006, we purchased 2,124,000 ordinary shares (2005: 5,166,000 ordinary shares) to cover share and stock compensation plans for an average share price of EUR 8.67 (2005: EUR 6.38). In 2005, we repurchased the special share for an amount of EUR 0.48.

Foundation Preference Shares B KPN

As of December 31, 2006 KPN has option arrangements regarding the issue of preference shares B in place with the Foundation Preference Shares B KPN (‘the Foundation’). Please see the description regarding the Foundation in the Annual Report, section ‘Corporate Governance’.

KPN has a put option to put preference shares B equal to the number of issued ordinary shares at the time of exercise of the put option minus one or as many preference shares B as KPN and the Foundation mutually agree upon. Due to the fact that the annual general meeting of shareholders (‘AGM’) in April 2006 did not prolong the authority of the Board of Management to issue preference shares B without prior approval of the AGM, KPN can no longer exercise the put option. The Foundation has a call option on preference shares B equal to the number of issued ordinary shares at the time of exercise of the call option minus one. The decision of the AGM does not affect the issue of preference shares B under the call option.

KPN is of the opinion that neither the put option nor the call option represent a significant value as meant in IAS 1, paragraph 31 due to the fact that the put option can no longer be exercised by KPN and the fact that the likelyhood that the call option will be exercised is very remote. In the remote event that the call option will be exercised, the preference shares B will be cancelled relatively shortly after issuance. The options are therefore not accounted for in the annual accounts nor is any additional information as meant in IAS 32 and 39 added.

[20] Minority interests

As of December 31, 2004, minority interest related to the 2.16% minority stake of NTT DoCoMo in KPN Mobile and of various third parties in SNT (6.3%) and PanTel (24.2%). As Digitenne had a negative equity, the minority interest of third parties could not be attributed. In 2005, minority interests represent mainly the 35% minority interest of Telstra in Xantic (2004: 35%) and of various third parties in Digitenne (60%). In 2006 Xantic was sold.

NON-CURRENT LIABILITIES

[21] Borrowings

For details on borrowings, reference is made to Financing and Financial Instruments.

[22] Provisions for retirement benefit obligations

Provisions for retirement benefit obligation consist of Pension provisions and the Provision for our Social Plan 2001.

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Pension provisions	995	1,021	1,213
Provision for Social Plan 2001	241	302	364
Total provisions	1,236	1,323	1,577

- of which held for sale	-	–3	-
Balance as of	1,236	1,320	1,577

Pensions

The majority of our employees in The Netherlands are covered by defined benefit plans. The majority of the employees outside The Netherlands are covered by defined contribution plans. The measurement date for all defined benefit plans is December 31.

Back to Contents    138

We make contributions to provide sufficient assets to fund the benefits payable to participants of defined benefit plans. The contributions are based upon various factors, including funding status and legal and tax considerations. Certain defined benefit plans (i.e., the early retirement plans) are funded when benefits are paid.

In December 2005, we reached an agreement in principle with trade unions in The Netherlands with respect to proposed changes to the main pension plans.

For employees in The Netherlands, the benefits provided are based on the employee’s years of service and compensation level. The pension plan consists of the following elements:
-	a defined benefit average pay plan for the salary up to EUR 45,378;
-	a defined contribution plan for the salary exceeding EUR 45,378, on which a 0% return on the nominal contribution is guaranteed by KPN; and
-	employees can opt to participate in an individual pension saving scheme. For this scheme, all contributions are made by the employees. KPN guarantees a 0% return on the nominal contribution.

The retirement age increased from 62 to 65 years. The following transitional early retirement plans remain for retirement before the age of 65:
-	KPN guarantees employees born before 1950 and who were in service on April 1, 2000 a benefit of 80% of final salary from age 62 to 65;
-

for employees born in the period 1950-1959 and who were in service on April 1, 2000 KPN guarantees a benefit of 75% of final salary for employees born in 1950 diminishing to 70% for employees born in 1959 and a retirement age of 62 years for employees born in 1950 increasing to 63.5 years for employees born in 1959; and

-

KPN guarantees 80% of final salary until the age of 65 to employees born before 1950 and 75% to employees born in or after 1950. For employees that served 25 years or more on April 1, 1996 early retirement starts at age 61 or after 40 years of service.

The changes in the main pension plans resulted in 2005 in a EUR 88 million lower benefit obligation and a curtailment in the pension charges of EUR 83 million.

In April 2006 the pension arrangements in the individual labor contracts for management were aligned with the changes in the pension plan of the collective labor agreement. This resulted in a curtailment of EUR 5 million and in a EUR 5 million lower benefit obligation in 2006.

The balance sheet position of the defined benefit obligations can be broken down as follows:

Amounts in millions of euro	2006	2005	2004

Defined benefit obligation - balance as of January 1	5,737	5,338	4,827
Service costs	145	174	158
Interest costs	240	238	269
Benefits paid	–172	–138	–128
Employee’s contribution	11	10	10
Other employers’ contributions	-	1	1
Past-service costs	-	3	-
Actuarial gain/loss	–490	171	315
Business combinations	-	28	-
Curtailment / settlement / transfer	–9	–88	–115
Defined benefit obligation - balance as of December 31	5,462	5,737	5,337
- of which funded plans	5,061	5,248	4,756
- of which unfunded plans	401	489	581

Fair value of plan assets - balance as of January 1	4,461	3,859	3,600
Actual return on plan assets	320	441	299
Employer’s contribution	163	263	182
Employee’s contribution	11	10	10
Other employers’ contributions	-	1	1
Benefits paid	–172	–138	–128
Business combinations	-	25	-
Settlements	-	-	–105
Fair value of plan assets - balance as of December 31	4,783	4,461	3,859

Benefit obligation in excess of plan assets	679	1,276	1,478

Unrecognized (gains)/losses	282	–255	–265
Pension provisions	961	1,021	1,213
- of which funded plans	606	609	642
- of which unfunded plans	355	412	571

- of which classified as non-current liabilities [22]	995	1,021	1,213
- of which classified as non-current assets [13]	34	-	-

Defined benefit pension plans also exist for part of the employees of E-Plus and Telfort. The pension provision for E-Plus as per December 31, 2006 amounts to EUR 22 million. The surplus of the plan assets at Telfort amounting to EUR 1 million is classified as non-current asset. The pension costs for E-Plus and Telfort for 2006 amounts to EUR 2 million.

Back to Contents    139

The pension costs recognized for the years 2006, 2005 and 2004 were as follows:

Amounts in millions of euro	2006	2005	2004

Service costs	–145	–174	–158
Interest costs	–240	–238	–269
Expected return on assets	277	260	243
	–108	–152	–184

Recognized actuarial losses	–5	–1	-
Past service costs	2	–3	-
Curtailments / settlements	9	83	14
	–102	–73	–170

Business combinations	-	–1	-
Defined contribution plans	–8	–16	–17
Total pension costs	–110	–90	–187

The weighted average of the actuarial assumptions used in the calculation of the defined benefit obligations and the pension costs are:

As a %	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Discount rate	4.7	4.2	4.5
Expected salary increases	2.5	2.5	2.5
Expected return on assets	6.2	6.3	6.6
Expected indexation	85%	85%	100%

The discount rate is based on high quality zero-coupon corporate bonds in the eurozone with maturities equal to the duration of the benefit obligations. The expected return on assets is determined per asset category (i.e., equities, fixed interest, real estate, market neutral hedges and commodities). The expected return on fixed interest is derived from the actual interest rate on balance sheet date for similar interest bearing securities. The return on fixed interest is the basis for the expected return on equities. The return on equities is based on the return on fixed interest plus a premium, as historically the return of equities exceeds that on fixed interest. The return on the other asset categories is derived from historic returns. The expected return on assets in 2005 decreased as the market interest decreased compared to 2004 despite the increased strategic percentage of the portfolio invested in equities. The mortality assumptions are based on the GBM/GBV (1995-2000) post-retirement mortality table.

Sensitivity analysis

The table below shows the approximate impact on the 2007 net periodic pension costs if mentioned key assumptions would change by one-percentage-point:

Amounts in millions of euro

Impact on net periodic pension costs 2007	Increase assumption by 1%	Decrease assumption by 1%

Discount rate	–34	11
Expected return on assets	–53	43
Expected salary increases	47	–72

If more than one of the assumptions were changed, the impact would not necessarily be the same as if only one assumption changed in isolation. In 2007, expected net pension costs for KPN amount to approximately EUR 90 million.

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

The weighted average investment portfolio is comprised of the following:

	Strategic as from 2007	Current as of December 2006	Current as of December 2005	Current as of December 2004
Equities	40%	47%	38%	37%
Fixed income	41%	38%	47%	48%
Real estate	12%	12%	9%	9%
Other	7%	3%	6%	6%
Total	100%	100%	100%	100%

Expected contributions and benefits

In 2006, the total contribution amounted to EUR 160 million, of which EUR 69 million related to regular pension premiums for the year 2006. The remaining amount relates to early retirement benefits. For 2007, the regular premiums will increase by approximately EUR 27 million, mainly due to an increase of the average age of the current employees and a higher age expectancy of participants.

Back to Contents    140

Estimated future benefit payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Amounts in millions of euro

2007	176
2008	176
2009	179
2010	188
2011	203
Years 2012–2016	1,188

Provision for Social Plan 2001

Amounts in millions of euro	2006	2005	2004

Balance as of January 1	302	364	417

Withdrawals	–67	–67	–67
Interest	7	9	17
Release	–1	–4	–3
Balance as of December 31	241	302	364

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

[23] Provisions for other liabilities and charges

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Restructuring provision	90	125	116
Asset retirement obligations	250	240	189
Other provisions	101	118	121
Total provisions for other liabilities and charges	441	483	426
- of which held for sale	-	–10	-

Balance	441	473	426
- of which non-current	374	396	315
- of which current	67	77	111

Restructuring provision

The restructuring provision consists of the following components:

Amounts in millions of euro	2006	2005	2004

Personnel (redundancy obligations)	73	92	69
Contractual obligations	17	33	47
Restructuring provision	90	125	116

Of the restructuring provision, approximately EUR 43 million (2005: EUR 55 million and 2004: EUR 70 million) had a term of less than one year. It is anticipated that the remainder has a term of less than 5 years.

Amounts in millions of euro	Personnel	Contractual obligations	Total

Balance as of January 1, 2004	70	87	157

Additions	80	-	80
Withdrawals	–65	–15	–80
Release	–16	–25	–41
Balance as of December 31, 2004	69	47	116

Additions	86	6	92
Withdrawals	–63	–20	–83
Balance as of December 31, 2005	92	33	125
- of which held for sale	3	-	3

Additions (release)	65	–1	64
Withdrawals	–81	–15	–96
Change in consolidation	–3	-	–3
Balance as of December 31, 2006	73	17	90
- of which current portion	31	12	43

Personnel (redundancy obligations)

In 2005 and 2006, we continued to substantially reduce our staff. We embarked on a comprehensive program to achieve a structurally lower cost base by reducing the complexity of the network by implementing an All-IP network, IT rationalization and simplification of the Group structure. The restructuring provision is calculated based on the Social Plan agreed upon with the trade unions and Works Council.

During 2006, we recognized an additional restructuring provision amounting to EUR 65 million of which EUR 21 million relates to E-Plus, EUR 1 million to KPN Mobile The Netherlands, EUR 23 million to our Fixed division and EUR 20 million to other activities. E-Plus will restructure its organization on the German mobile market. It is anticipated that the restructuring results in a headcount reduction of up to 300 employees.

During 2005, we recognized an addition to the provision of EUR 86 million in total for redundant personnel, of which EUR 47 million related to the Fixed division, EUR 36 million to Other activities and EUR 3 million to the Mobile division. The 2004

Back to Contents    141

addition of EUR 80 million consisted of EUR 28 million in the Fixed division, EUR 41 million in Other activities and EUR 11 million in the Mobile division.

The introduction of new technologies and efficiency measures led to an initial reduction of approximately 800 employees in our Fixed division at the beginning of 2004. Due to natural attrition and employees finding a new job within KPN, only 250 employees out of these 800 were made redundant. As a consequence, a release of EUR 16 million was recorded in 2004.

Contractual obligations

The release of EUR 25 million in 2004 included an amount of EUR 18 million recognized as a result of renegotiations with Atos Origin relating to revenue guarantees.

Asset retirement obligations
Amounts in millions of euro	2006	2005	2004

Balance as of January 1	240	189	154

Additions	22	15	30
New consolidations	3	26	-
Interest	15	12	8
Withdrawals	–4	–1	-
Release	–26	–1	–3
Balance as of December 31	250	240	189
- of which current	3	1	3

The asset retirement obligations at December 31, 2006 amounted to EUR 250 million (2005: EUR 240 million and 2004: EUR 189 million), of which EUR 37 million (2005: EUR 5 million and 2004: EUR 13 million) has a term of less than five years.

Other provisions
Amounts in millions of euro	2006	2005	2004

Balance as of January 1	118	121	104

Additions	5	16	33
Interest	-	2	2
Change in consolidations	–5	-	-
Withdrawals	–10	–21	-
Release/Other	–7	-	–18
Balance as of December 31	101	118	121
- of which current	21	31	38
- of which held for sale	-	7	-

Apart from other long-term employee benefits, Other provisions relates to various risks and commitments such as guarantees, claims and litigations and onerous contracts. The majority of Other provisions, apart from long-term employee benefits, has a term of less than five years.

[24] Other payables and deferred income (non-current)

Deferred income concerns amounts received in advance for revenues that will be recognized in the future. As of December 31, 2006, an amount of EUR 224 million (2005: EUR 285 million) is recorded as deferred income in Other payables and deferred income (non-current). The short-term portion, an amount of EUR 132 million (2005: EUR 124 million), is included in Trade and other payables (current). Other payables and deferred income include an amount of EUR 37 million relating to deferred purchase considerations of which EUR 8 million is classified as current.

[25] Trade and other payables (current)

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005

Trade payables	734	820
Deferred income	724	662
Accrued interest	183	164
Other payables and accrued expenses	1,295	1,305
Balance as of	2,936	2,951
- of which held for sale	-	55

The other payables and accrued expenses as of December 31, 2005 contain a deferred payment of EUR 132 million in relation to the Telfort acquisition, which has been paid during 2006; reference is made to ‘Business combinations and other changes in consolidation’.

[26] Derivative financial instruments

Derivative financial instruments can be broken down as follows:

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005	Jan. 1, 2005

Assets	13	17	37
Non-current	13	17	28
Current	-	-	9

Liabilities	–927	–723	–1,220
Non-current	–925	–716	–1,074
Current	–2	–7	–146

Total derivative financial instruments	–914	–706	–1,183
- of which interest-bearing liabilities	–912	–699	–1,188
- of which forward exchange contracts	–2	–7	5

For details on derivative financial instruments, reference is made to ‘Financing and Financial Instruments’, section ‘Currency Risk’.

Back to Contents    142

Financing and financial instruments

Borrowings

	Bonds & Loans	Convertible Bond	Financial Lease Obligations	Other Debt	Total	Of which held for sale	Total per balance sheet

Balance as of December 31, 2004	8,815	327	163	175	9,480		9,480
- of which current	1,196	327	67	69	1,659		1,659

Application of IAS 32/39 1)	–1,105	–14	-	615	–504	–63	–567
Balance as of January 1, 2005	7,710	313	163	790	8,976	–63	8,913
- of which current	1,072	313	67	684	2,136	–10	2,126

New loans	990	-	-	536	1,526
Redemptions	–1,100	–327	–61	–78	–1,566
Changes in consolidations	-	-	2	–62	–60
Exchange rate differences	345	-	-	-	345
Fair value adjustments	41	-	–23	-	18
Amortized costs adjustments	14	14	-	-	28
Balance as of December 31, 2005	8,000	-	81	1,186	9,267	–9	9,258
- of which current	843	-	24	1,162	2,029	–9	2,020

New loans 2)	2,249	-	-	627	2,876
Redemptions	–1,576	-	–14	–1,164	–2,754
Changes in consolidations	-	-	–20	–17	–37
Exchange rate differences	–229	-	-	-	–229
Fair value adjustments	–53	-	-	-	–53
Amortized costs adjustments	–2	-	-	-	–2
Balance as of December 31, 2006	8,389	-	47	632	9,068	-	9,068
- of which current	-	-	13	629	642	-	642

Fair value adjustments	21	-	-	-	21
Difference historical rate and spot rate	794	-	-	-	794
Cost to be amortized	91	-	-	-	91
Nominal amount as of December 31, 2006 2)	9,295	-	47	632	9,974

1) Application of IAS 32 and IAS 39 resulted in an adjustment for valuation according to the effective interest rate method and recognition of loans at balance sheet date against spot rates instead of swap exchange rates.

2) Historical spot rate used to calculate nominal EUR amount when note is issued.

Back to Contents    143

BONDS AND LOAN PORTFOLIO (INCLUDING CURRENT PORTION)

Amounts in millions of euro (nominal amounts at swap exchange rates)	Dec. 31, 2006	Dec. 31, 2005	Effective interest rate	Nominal interest rate

Bonds and Loans
Non-current
Eurobond 1998–2008	768	1,500	4.7%	4.8%
Eurobond 2001–2008 GBP 1)	258	258	8.4%	8.3%
Eurobond 2004–2009	700	700	-	Euribor + 0.4%
Eurobond 2004–2011	1,425	1,425	5.6%	4.5%
Eurobond 2005–2015	1,000	1,000	4.1%	4.0%
Eurobond 2006–2013	850		4.5%	4.5%
Eurobond 2006–2016 GBP 1)	401		4.9%	4.9%
Eurobond 2006–2017	1,000		4.8%	4.8%
Global bond 2000–2010 USD 1)	2,002	2,002	8.1%	8.0%
Global bond 2000–2030 USD 1)	891	891	8.5%	8.4%

Current
Eurobond 1996–2006	-	279	6.8%	6.5%
Eurobond 2001–2006	-	564	7.4%	7.3%
	9,295	8,619

Financial lease obligations
Non-current	34	57
Current	13	24
	47	81

Other
Non-current
Other	3	24

Current
Bank overdraft 2)	374	804
Credit facility	250	350
Other	5	8
	632	1,186

Total debt	9,974	9,886
- of which current	642	2,029

1) For more information on the cross-currency swaps related to our foreign currency denominated bonds, reference is made to ‘Cross-currency swaps’.

2) Bank overdrafts, which can not be netted under IFRS (notional cash pools).

REDEMPTION SCHEDULE OF TOTAL INTEREST-BEARING DEBT

Amounts in millions of euro	Bonds & Loans	Financial lease obligations	Other Debt	Total
2007	-	13	629	642
2008	1,026	3	3	1,032
2009	700	6	-	706
2010	2,002	6	-	2,008
2011	1,425	7	-	1,432
2012 and subsequent years	4,142	12	-	4,154
Balance as of December 31, 2006	9,295	47	632	9,974

At year-end 2006, an amount of EUR 0 million (2005: EUR 9 million) was classified as held for sale.

Convertible subordinated bond

In 2005, we redeemed the remaining outstanding amount of EUR 327 million.

Bonds

Under the Global Medium Term Note (GMTN) program, we issued on March 16, 2006, a Eurobond of EUR 850 million maturing in 2013 with a fixed coupon of 4.5%, and a Eurobond GBP 275 million maturing in 2016 with a fixed coupon of 5.75%. In order to limit our foreign currency exposure, on March 16, 2006 we entered into two cross currency swap transactions to change the interest rate profile of the Eurobond 2006-2016 GBP from a GBP fixed rate of 5.75% to an average euro fixed rate of 4.89%. Under the GMTN program we also issued on November 8, 2006 a Eurobond of EUR 1 billion maturing in 2017 with a fixed coupon of 4.75%.

In accordance with our regular redemption schedule, we redeemed EUR 279 million of the Eurobond 1996-2006 (matured on July 3, 2006) and EUR 564 million of the Eurobond 2001-2006 (matured on April 12, 2006) in 2006. We also early redeemed EUR 732 million of our EUR 1.5 billion Eurobond maturing in 2008.

On June 22, 2005, we issued a Eurobond of EUR 1 billion maturing in 2015 with a fixed coupon of 4%.

In accordance with our regular redemption schedule, we also redeemed EUR 333 million of the Global bond 2000-2005 (matured on October 3, 2005) and EUR 659 million of the Global bond 2000-2005 (matured on October 4, 2005) in 2005.

Other loans (including financial lease obligations)

As of December 31, 2006, the financial lease obligations of E-Plus, SNT, Telfort and Enertel amount to EUR 47 million. The net present value of these obligations amounts to EUR 40 million as of December 31, 2006.

Back to Contents    144

As of December 31, 2005, the outstanding amount under the financial lease obligations of E-Plus, SNT and Digitenne amounted to EUR 81 million. The net present value of these obligations amounted to EUR 87 million as of December 31, 2005.

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Fair value of Finance leases liabilities
Due within 1 year	13	26	62
Later than 1 year and not later than 5 years	19	36	41
Later than 5 years	8	25	41
Total fair value of finance lease liabilities	40	87	144

In 2006, we redeemed approximately EUR 8 million of private loans. In accordance with our regular redemption schedule, we redeemed EUR 14 million of financial leases. As of December 31, 2006 we have drawn on our credit facility for an amount of EUR 250 million, and additional EUR 5 million from another bank.

In 2005, we redeemed approximately EUR 40 million of private loans which matured in 2005.

In accordance with our regular redemption schedule, we redeemed a total amount of EUR 204 million of the syndicated loan, which matured on April 25, 2005 and EUR 99 million of other loans, of which EUR 38 million were early redemptions. As of December 31, 2005 we had drawn on our credit facility for an amount of EUR 350 million.

Available financing sources in 2007

We believe that our working capital and available financing resources will be sufficient to fund our present business requirements, including our budgeted capital expenditures. However, we may decide to issue additional debt. Our ability to effectuate such financing will be dependent upon our financial performance and market conditions at such time. We may also elect to redeem debt in advance of its scheduled redemption date.

Due to German capital maintenance rules, we are required to keep certain funds available at E-Plus. As of December 31, 2006, KPN’s cash position amounted to EUR 803 million (including EUR 374 million in non-netted notional cash pools, of which EUR 314 million relating to E-Plus).

In addition to the available cash and cash equivalents, cash flows from operations and cash flows from any further sales of non-core assets, we have the following financing resources available:

EUR 1.5 billion multi-currency revolving credit facility

In August 2006, we renewed our EUR 1.5 billion multi-currency credit facility, extending its maturity from August 2009 to August 2013. The credit facility can be used for general corporate purposes, working capital and refinancing indebtedness. The interest rate margin amounts to 0.175% over Euribor up to and including the fifth anniversary of the agreement and 0.20% thereafter (and is no longer linked to KPN’s credit ratings). In the event the total drawings exceed 50% of the total commitment under the credit facility, KPN must pay an additional utilization fee of 0.025%. KPN also must pay a commitment fee over undrawn amounts, which is equal to 30% of the interest rate margin applicable at the time.

As of December 31, 2006, we had temporarily drawn an amount of EUR 250 million under the facility for working capital purposes.

Overdraft facilities

During 2006, we had four uncommitted overdraft facilities with four banks, worth EUR 50 million each. The overdraft facilities may be cancelled at any time and do not have a specified maturity date. In 2006 we have drawn on one of the facilities from time to time. As of December 31, 2006 there were no amounts drawn under the overdraft facilities.

Global Medium Term Note Program

In August 2006, we updated our EUR 10 billion GMTN-program. The available borrowing capacity as of December 31, 2006 under our EUR 10 billion GMTN program (available since April 1997) amounted to EUR 3,598 million. The GMTN program contains no commitment from investors to provide funding to us. Funding will be available subject to market conditions and other factors at the relevant time.

Capital Resources Covenants

Our existing capital resources contain the following covenants, which could trigger additional financial obligations or early redemption of the outstanding indebtedness:

Our Eurobond 2006-2013 (EUR), Eurobond 2006-2016 (GBP) and Eurobond 2006-2017 (EUR) contain a change of control clause by means of which we may be required to redeem such outstanding Notes early, in the event that (i) certain changes of control occur and (ii) within the change of control period a rating downgrade to subinvestment grade occur in respect of that change of control. The change of control period ends 90 days after the change of control event occurs.

Our Eurobond 2001-2008 (GBP) contains a rating step-up provision which offers each note holder a 0.375% increase in the interest rate for each notch downgrade of our unsecured long-term debt below either Baa2 by Moody’s or BBB by Standard & Poor’s, and a rating step-down provision which results in a 0.375% decrease in the interest rate for each notch upgrade (up to the initial interest rate).

Back to Contents    145

Additionally, we may be required to redeem the outstanding notes early, in the event that (i) we consolidate with or merge into another entity (other than a merger of a subsidiary into KPN in which KPN is a continuing corporation) or convey, transfer or lease all or substantially all of our properties and assets to another person or entity without the prior approval of a majority of the note holders; and (ii) the rating assigned to the notes after giving effect to any such transaction is lower either than Baa3 (Moody’s) or BBB- (Standard & Poor’s). As of December 31, 2006, the total outstanding amount under this bond amounted to EUR 258 million.

In addition, many of our capital resources contain a covenant prohibiting us to enter into any amalgamation, demerger, merger, corporate restructuring or reorganization, unless prior written consent has been given by a majority of the lenders or noteholders (e.g., as in the EUR 1.5 billion multi-currency revolving credit facility) or the resulting company assumes all of our rights and obligations with respect to the loans or notes.

Credit Rating

Our credit ratings on December 31, 2006 were BBB+ with negative outlook (Standard & Poor’s) and Baa2 with stable outlook (Moody’s).

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by using available market information and appropriate valuation methods.

Amounts in millions of euro	December 31, 2006
	Carrying amount	Fair value
Assets
Derivatives - non-current	13	13
Accounts receivable - non-current	112	112
Accounts receivable - current	1,267	1,267
Cash and cash equivalents	803	803

Liabilities
Derivatives - non-current	925	925
Derivatives - current	2	2
Borrowings	9,068	9,635
Accounts payable	734	734

The following methods and assumptions were used to estimate the fair value of financial instruments:

Derivatives

The fair value of derivatives is estimated by discounting at swap market interest rate the future cash flows at the spot rate based on the balance sheet date. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

Borrowings

The fair value is estimated on a discounted cash flow analysis based upon the incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. The discount rate is based on an average yield rating A-/BBB+.

Cash, cash equivalents, accounts receivable and payable

As the maturity of these financial instruments is short, the carrying value approximates the fair value.

Quantitative and qualitative disclosures about market risk

General

KPN is exposed to a variety of financial risks: currency risks, interest rate risks, credit risks and liquidity risks. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on KPN’s financial performance. KPN uses derivative financial instruments to hedge certain risk exposures.

The financial risks are managed by our Treasury department under policies approved by the Board of Management. Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written policies covering specific areas such as currency risks, interest rate risks, credit risks and liquidity risks.

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

Our policy is to apply hedge accounting for all our derivative financial instruments related to interest bearing debt and foreign exchange risk for non-Eurobonds. Hedge accounting may only be applied when certain criteria are met regarding formal designation and documentation of the hedging relationship, the risk management objective, the strategy for undertaking the hedge and the effectiveness of the hedge. As a consequence, we test effectiveness of the hedge relationship at inception and every quarter.

In addition, our Treasury department provides cash management and funding services to the Group’s operating units.

Currency risk

Given our operating activities, we have a limited exposure to foreign exchange risk of currencies outside the eurozone. This exposure mainly results from settlement of international telecommunications traffic, purchase of goods and equipment and primarily exists of British pound and US dollar exposure. Operating units are obliged to hedge their firm commitments

Back to Contents    146

and highly predictable anticipated transactions in foreign currencies with a counter value above EUR 100,000 by forward contracts transacted with Treasury. Accordingly, Treasury matches and manages the intercompany and external exposures using forward exchange contracts. We do not apply hedge accounting for these hedge instruments.

Amounts in millions of euro	Contract volume 2006	Fair value 2006	Contract volume 2005	Fair value 2005

Term shorter than 1 year	88	–2	141	–6
Term longer than 1 year	-	-	28	–1
Total forward exchange contracts	88	–2	169	–7

All our bonds denominated in foreign currencies are hedged with cross-currency interest rate swaps. The swaps are used to mitigate the exposure on currency risk and/or interest risk. For all these hedge relations, we meet the criteria of, and also apply, hedge accounting.

KPN determines the effectiveness of the hedges using the Dollar offset method. In this method the change in fair value or cash-flows of the hedging instrument is compared with the change in fair value or cash-flows of the hedged item attributable to the hedged risk.

	Hedged item (bonds)							Hedging instrument
Amounts in millions	Currency	Notional Amount	Interest	Settlement date	Currency	Contract amount	Interest	Fair value of hedge as of December 31
								2006	2005

	USD	1,750	8.00%	October 1, 2010	EUR	2,002	7.00%	–738	–655
	GBP	275	5.75%	March 18, 2016	EUR	401	4.89%	4	-
Fair value hedges	GBP	175	8.25%	April 11, 2008	EUR	258	Euribor +3.14%	1	–1
	USD	1,000	8.38%	October 1, 2030	EUR	891	Euribor +2.75%	–179	–49
Total					EUR	3,552		–912	–705

Cash flow hedge

For the USD 1,750 million bond, maturing October 1, 2010 with semi-annual interest payments, we hedged the currency exposure by effectively fixing the counter value in USD to EUR 2,002 million. We also hedged the interest rate exposure by swapping the interest rates from US dollar fixed to euro fixed on an annual basis (approximately 7.00% per annum).

For the GBP 275 million bond, maturing March 18, 2016 with annual interest payments, we hedged the currency exposure by effectively fixing the counter value in GBP to EUR 401 million. We also hedged the interest rate exposure by swapping the interest rates from GBP fixed to euro fixed on annual basis (approximately 4.89% per annum).

Fair value hedges

For the GBP 175 million bond, maturing April 11, 2008 with annual interest payments, we hedged the currency exposure by effectively fixing the counter value in GBP to EUR 258 million. Also, we hedged the interest rate exposure by swapping the interest rates from British pound fixed to euro floating (6-month Euribor plus 3.14% margin).

For the USD 1,000 million bond, maturing October 1, 2030 with semi-annual interest payments, we hedged the currency exposure by effectively fixing the counter value in USD to EUR 891 million. Also we hedged the interest rate exposure by swapping the interest rates from US dollar fixed to euro floating (6-month Euribor plus 2.75% margin).

Back to Contents    147

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

Foreign currency	Notional amount in foreign currency (in millions)	First put date	Termination date of swap contract	Fair value as of December 31, 2006 (in millions of euro)	Fair value as of December 31, 2005 (in millions of euro)
USD	250	October 1, 2010 for USD 250 million (yearly thereafter)	October 1, 2030	–46	–14
USD	250	October 1, 2010 for USD 250 million (every 7 years thereafter)	October 1, 2030	–46	–14
USD	500	October 1, 2008 for USD 500 million (yearly thereafter)	October 1, 2030	–87	–21
Total				–179	–49

Interest rate risk

We are exposed to market risks arising from changing interest rates, primarily in the eurozone. At December 31, 2006, approximately 74% (2005 61%) of interest-bearing debts - valued at nominal value at swap rate - are subject to fixed interest rates. Periodically we evaluate the desired mixture of fixed and floating rate liabilities. With a view on our existing and forecasted debt structure, our Treasury department enters into interest rate derivatives to modify the interest payments based on the desired mixture of debt approved by our Board of Management. For all these swaps, we apply hedge accounting.

	Hedged item (bonds)							Hedging instrument
	Currency	Notional amount	Interest	Settlement date	Currency	Contract amount	Interest	Fair value of hedging instrument as of December 31
								2006	2005

Cashflow hedge	EUR	700	3.51%	July 21, 2009	EUR	700	4.02%	8	–11
Fair value hedge 1)	EUR	750	4.75%	November 13, 2006	EUR	750	Euribor +1.24%	-	9
Fair value hedge 1)	EUR	750	4.75%	November 5, 2008	EUR	750	Euribor +1.24%	–8	8
Total								-	6

1)

In November we early redeemed EUR 732 million of our Eurobond 1,500 million, maturing in November 2008. The interest exposure on this bond was hedged by swapping the fixed interest coupons of 4.75% per annum of the bond into 6 months Euribor + 1.24%. For this hedge we used two swaps with a notional amount of EUR 750 million each. Due to the early redemption of part of the Eurobond we unwound one swap of EUR 750 million.

Back to Contents    148

Cash flow hedge

For the EUR 700 million bond, maturing July 21, 2009, we hedged the interest rate from floating (3-month Euribor plus 0.40% margin) to fixed (4.02% per annum) on an annual basis.

Fair value hedge

For the remaining EUR 768 million bond, maturing November 5, 2008, we have hedged the interest rate from fixed (4.75% per annum) on an annual basis to EUR floating (6-month Euribor plus 1.24% margin) for an amount of EUR 750 million.

Excess available cash is invested in money market instruments, whereby credit risk is mitigated by strict policies on counter party limits.

As of December 31, 2006, we carried out a sensitivity analysis with regard to our interest rate risk on interest-bearing assets and liabilities. This analysis included, without a change in circumstances, an adverse change of 100 basis points, which would hypothetically result in EUR 26 million higher interest costs for 2006 (2005: EUR 39 million).

For our cash and cash equivalents, with a value of EUR 803 million as of December 31, 2006, this adverse change would hypothetically result in EUR 8 million higher interest income for 2006 (2005: EUR 11 million).

Credit risk

Credit risk is controlled based on restrictive policies for client acceptance and the choice of financial counter parties. Credit risk on our client base is considered to be low given the high number of relatively small receivables. Pursuant to the policy of managing credit risk related to our financial counterparties, we set limits for the maximum exposure per counter party and investment periods primarily based on certain minimum credit ratings. On a daily basis we monitor the credit ratings of our counter parties. Separate limits are set for some strong counter parties without credit rating and limited credit risk such as the Dutch State. On December 31, 2006, the maximum credit risk amounted to EUR 816 million (2005: EUR 1,082 million).

Liquidity risk

Liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate committed credit facility and the ability to close market positions. We aim to maintain sufficient flexibility by keeping in place a committed revolving credit facility of EUR 1.5 billion. As of December 31, 2006 we have drawn EUR 250 million on this facility. Furthermore, we have entered into four uncommitted overdraft facilities with four banks, worth EUR 50 million each. As of December 31, 2006 there were no amounts drawn under the overdraft facilities.

Back to Contents

Other disclosures

Business combinations and Other changes in consolidation

Changes in consolidation

Amounts in millions of euro
Total acquisition of subsidiaries, associates and joint ventures	369

Total paid for associates and joint ventures	–5
Earn-out payment Telfort	–132
Consideration paid for new business combinations in 2006	232

Deferred considerations	37
Dilution effect minority shareholders Narrowcasting	7
Total cash included in acquired companies	11
Total consideration business combinations in 2006	287

In 2006, KPN acquired the following entities, which were fully consolidated as from acquisition date:

	Acquisition date	Amounts in millions of euro

Narrowcasting	February 28	15
Nozema Services N.V. (including 40% Digitenne)	March 24	78
Speedlinq B.V.	March 31	10
TDINL (ISP Demon)	June 15	69
Enertel N.V.	July 28	11
Other, including NewTel, CSS and Gemnet		60
Total cash paid		243
Deferred considerations		37
Dilution effect minority shareholders Narrowcasting		7
Total purchase consideration		287

Fair value of net assets acquired		133
Difference		154

Of which:
- Goodwill [10]		148
- Changes in minority interest		6

Back to Contents    149

Other changes in the consolidation in 2006 concerns the set up of Media Mall Nederland BV (51%) which is fully consolidated in the 2006 figures.

In 2006 KPN sold its fully consolidated 65% subsidiary Xantic for a net cash amount of EUR 93 million of which EUR 6 million will be received in 2007.

In 2005, KPN acquired the following entities, which were fully consolidated as from acquisition date:
-  Telfort B.V.;
-  Freeler B.V.; and
-  CAS Internet B.V. (Hcc!Net).

The total consideration for the acquisition of these subsidiaries amounted to EUR 1,162 million, of which EUR 1,146 million relates to Telfort.

In 2005, KPN sold the fully consolidated subsidiary PanTel for EUR 9 million.

In 2004, the changes in consolidation were related to the increase of our interest in Digitenne and the partial sale and dilution of our interest in EuroWeb.

Business combinations 2006

The assets and liabilities arising from the acquisitions during 2006 are as follows:

Amounts in millions of euro	Amounts in millions of euro

Customer relationships	58
Other intangibles	2
Property, plant and equipment	50
Deferred tax assets	2
Inventory	4
Other current assets	21
Cash and cash equivalents	17
Interest bearing debt to Nozema	54
Long-term interest bearing debt	–17
Bank overdraft	–6
Deferred tax liabilities	–7
Current liabilities	–45
Net assets at fair value at acquisition date	133

The table below summarizes the step-up of the valuation of our new business combinations.

	Fair Value	Book Value upon acquisition
Value of acquired customer base	58	-
Other	75	56
Net assets at fair value at acquisition date	133	56

If the acquisitions had occurred on January 1, 2006, we estimate consolidated revenues would have been approximately EUR 100 million higher. Profit for the year would have been stable.

Business combinations 2005

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

Details of net assets acquired and goodwill are as follows:

Amounts in millions of euro

Cash paid	1,009
Earn-out obligation (deferred consideration)	132
Costs directly related to the acquisition	5
Total purchase consideration	1,146

Fair value of net assets acquired	657
Goodwill [10]	489

The assets and liabilities arising from the acquisition are as follows:

Amounts in millions of euro	Fair value Oct. 4, 2005	Book value Oct. 4, 2005

Licenses	186	57
Customer relationships	258	-
Trade name	26	-
Other intangible assets	4	-
Property, plant and equipment	215	216
Deferred tax assets	161	68
Inventory	5	5
Other current assets	103	103
Cash and cash equivalents	12	12
Retirement benefit obligations	–5	–3
Deferred tax liabilities	–119	-
Current liabilities	–189	–153
Net assets	657	305

Back to Contents    150

Amounts in millions of euro

Purchase consideration settled in cash	1,146
Future cash settlements:
- Deferred consideration	–132
- Costs directly related to the acquisition	–3
Cash and cash equivalents in subsidiary acquired	–12
Cash outflow on acquisition	999

We did not recognize any business combinations during the financial year ended December 31, 2004.

Back to Contents    151

Back to Contents

Commitments, contingencies and legal proceedings

Commitments

		Amounts due by period
Amounts in millions of euro	Total Dec. 31, 2006	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total Dec. 31, 2005

Capital commitments	322	320	2	-	-	374
Rental lease contracts	2,365	333	550	453	1,029	2,288
Operational lease contracts	122	33	58	29	2	142
Guarantees	52	12	4	4	32	40
Purchasing commitments	912	620	171	83	38	951
Other	0	-	-	-	-	1
Total commitments	3,773	1,318	785	569	1,101	3,796

On the basis of our current redemption profile and current interest rates, we expect our interest payments to amount to EUR 443 million in 2007, EUR 491 million in 2008, EUR 435 million in 2009, EUR 407 million in 2010 and EUR 267 million in 2011. These amounts are not included in the table above.

Of the total commitments, EUR 1,318 million are of a short-term nature (2005: EUR 1,404 million). EUR 1,101 million is due after 5 years (2005: EUR 1,033 million).

Capital expenditure commitments

Of these commitments, EUR 320 million are of a short-term nature (2005: EUR 333 million). The remaining part has a term between 1 and 5 years.

Our budgeted 2007 capital expenditures amount to approximately EUR 1.6 billion up to EUR 1.8 billion. For our All-IP program in The Netherlands we expect additional capital expenditures of approximately EUR 900 million during the roll-out period (till 2010). We expect to use significant proceeds from the anticipated sale of our technical buildings for the financing of these capital expenditures. The level and timing of capital expenditures we actually make will depend on the pace of network build-outs and upgrades, product rollouts and acquisitions, among other things.

Rental and operational lease contracts

Of these commitments, EUR 366 million are of a short-term nature (2005: EUR 419 million). EUR 1,031 million is due after five years (2005: EUR 961 million).

For buildings, the majority of agreements include an option for renewal of the contract and rental fees that are subject to a yearly indexation percentage. In some contracts, KPN has an option to buy the property when the landlord wants to sell that property.

For site rentals and radio site contracts, the majority of agreements include an option for renewal of the contract and rental fees that are subject to a yearly indexation percentage. In addition, the majority of agreements can be cancelled by KPN only, with a notice period of 12 months.

The total costs of operating leases and rental contracts totaled EUR 394 million (2005: EUR 285 million) in 2006 and is included in ‘other operating expenses’ in the Consolidated Income Statement. These operating lease and rental commitments mainly relate to property, plant and equipment.

Guarantees

The Commitments by virtue of Guarantees mainly consist of financial obligations of Group companies under certain contracts guaranteed by KPN. Particularly in the context of asset dispositions, KPN has taken on additional commitments and contingent liabilities that are discussed below.

Purchase commitments

Of these commitments, EUR 620 million is of a short-term nature (2005: EUR 646 million). EUR 38 million is due after five years (2005: EUR 41 million). Included in the short-term purchase commitments is an amount of EUR 47 million relating to energy purchases for own use.

We intend to continue to benefit from the telecommunication and technology expertise of The Dutch Organization for Applied Scientific Research (TNO) Telecom in order to support the technological innovations required for our business. Measures have been taken to obtain the critical mass for mid and long-term projects carried out by TNO Telecom. In 2006, we extended the cooperation agreement with TNO for one year until December 31, 2010. The total remaining commitments until December 31, 2010 amount to EUR 52 million. Our research

Back to Contents    152

and development expenditures with TNO Telecom in 2006 totaled EUR 17 million (2005: EUR 20 million).

On February 13, 2003, we transferred (through our subsidiary KPN Directory Services) all our shares in Telefoongids Media (currently known as De Telefoongids B.V.) for approximately EUR 500 million in cash to a syndicate led by 3i Group and Veronis Suhler Stevenson. The core activities of Telefoongids Media consisted of commercial phone directories in printed form as well as in electronic form (e.g., phone directories on CD-ROMS or the Internet). We have a statutory obligation in The Netherlands to make phone directories available to the public until one year after the date on which we notify the competent authority we will no longer do so. Our phone directories are in printed form and consist of a standard listing of subscribers of the various telecommunication providers in The Netherlands. We agreed that our phone directory will be printed and distributed by Telefoongids Media (now De Telefoongids B.V.). De Telefoongids B.V. is entitled to combine its commercial telephone directory in printed form with our directory in printed form. Our total commitments amount to EUR 78 million (2005: EUR 94 million).

Requirements under the UMTS licenses in Germany, The Netherlands and Belgium

Germany

Under the UMTS license, operators are faced with rollout obligations for German UMTS networks. In the first quarter of 2004, Germany’s telecommunications regulator Bundesnetzagentur (former RegTP) commenced administrative procedures to verify if coverage obligations under the UMTS license are met. As of December 31, 2005, the final minimum coverage requirement was 50%. In November 2006 Bundesnetzagentur confirmed that E-Plus met the license requirement.

The Netherlands

Under the UMTS license, operators must meet certain rollout obligations for UMTS networks. As of January 1, 2007, all built-up areas in municipalities with over 25,000 inhabitants, all main car, rail and water ways in between, all motorways to Germany and Belgium and the areas surrounding the Schiphol, Rotterdam and Maastricht airports should be covered at a minimum level of 144 Kb/s outdoor. The telecom agency (‘Agentschap Telecom’) of the Dutch Ministry of Economic Affairs is currently designing a control system in order to be able to check if the rollout obligations (as of January 1, 2007) of the UMTS licenses are met. First results will be available in a couple of months. Agentschap Telecom is also investigating the rollout obligations of the Public Access Mobile Radio Service (PAMR) license.

Belgium

The UMTS license contains certain rollout obligations, which required a minimum of 40% population coverage by the end of 2006 and of 50% on December 31, 2007. For December 31, 2008, a target of 85% population coverage is foreseen. Until now, the Belgian regulator BIPT has not yet carried out any measurements in order to verify the operators’ compliance with these coverage requirements.

ANNOUNCED ACQUISITIONS

iBasis

In June 2006, iBasis, a global NASDAQ listed VoIP company, and KPN agreed to merge KPN’s international voice wholesale business into iBasis. iBasis will acquire KPN’s subsidiary Global Carrier Services and will receive USD 55 million in cash from KPN, while iBasis will issue approximately 40 million ordinary shares to KPN, representing a 51% interest in iBasis on a diluted basis. The transaction is subject to customary closing conditions, including regulatory approval and the approval of iBasis shareholders.

Tiscali

In September 2006 KPN reached agreement regarding the acquisition of Tiscali SpA’s Dutch operations for a consideration of EUR 255 million. KPN will take over the provision of services to 276,000 broadband and 126,000 dial-up internet customers as well as take over Tiscali’s infrastructure in The Netherlands. The acquisition is subject to approval by the Dutch competition authority, NMa.

Contingencies

Contingent assets

A number of European mobile operators (including KPN) is of the opinion that the considerations paid for UMTS licenses should have included VAT and that KPN Mobile The Netherlands, E-Plus and BASE therefore would be entitled to reclaim the VAT charge related to the acquisition of the license.

The VAT amount for KPN Mobile The Netherlands, E-Plus and BASE exceeds EUR 1 billion. We safeguarded our rights for such a claim, awaiting decisions by the European Court of Justice (expected in the beginning of 2007) in a UK case and an Austrian case brought before the Court by other operators.

On June 25, 2003, BASE initiated court proceedings against Proximus for the alleged abuse of its dominant market position. BASE seeks a reduction in Proximus’ interconnection rates as well as a compensation for damages suffered due to this anti-competitive behavior (tentatively estimated at EUR 560 million). On March 1, 2004, Mobistar voluntarily intervened in this procedure, estimating its claim against Proximus to amount to EUR 106 million. The parties are currently exchanging written arguments. Pleadings have been held in January 2007.

Contingent liabilities

In our Articles of Association and in a further decision by the Board of Management, which was approved by the Supervisory Board, we have indemnified the members and former members of our Board of Management and Supervisory management, as well as a number of our officers and directors and former officers and directors against liabilities, claims, judgments, fines and penalties incurred by such officer or director as a result of any threatened, pending or completed action, investigation or proceeding (whether civil, criminal or administrative) brought

Back to Contents    153

by a third party in relation to acts or omissions in or related to his capacity as officer or director. The indemnification does not apply to claims and expenses reimbursed by insurers, nor to an officer or a director that is adjudged to be liable for willful misconduct (‘opzet’) or intentional recklessness (‘bewuste roekeloosheid’).

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

SOBI

On July 10, 2001, a writ of summons was served upon us by one of our shareholders SOBI (Stichting Onderzoek Bedrijfsinformatie, or Foundation for the Research of Business Information). SOBI filed a claim with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal that seeks the annulment of our annual financial statements for 2000.

On February 10, 2006, the Supreme Court judgment overturned the ruling made by the Enterprise Section of the Amsterdam Court of Appeal. The Supreme Court concluded that the Court of Appeal issued rulings on questions that had not been tabled (such as the classification of the gain related to NTT DoCoMo in the Consolidated Income Statement) and arguments that KPN had put forward had unjustly been ignored. With regard to the explanatory notes on the valuation of goodwill and licenses and the valuation of financial instruments issued to BellSouth, the Supreme Court ordered the Court of Appeal to reconsider and remotivate their verdict.

KPNQwest

We are involved in several legal proceedings related to the bankruptcy of KPNQwest.

On October 15, 2002, Citibank International Plc., acting as agent of a syndicate of banks that provided a EUR 525 million syndicated loan to KPNQwest in 2002, served us with a writ of summons claiming an amount of approximately EUR 19 million from us. As a condition to the syndicated loan, KPNQwest had pledged all its existing and future claims on third parties, including us. KPNQwest drew down EUR 300 million under the syndicated loan. We argued that the claim is largely based on incorrect invoices of KPNQwest and furthermore that we have the right to off set the claim against our counter claims on KPNQwest. The District Court of The Hague agreed with our argumentation and rejected Citibank’s claim nearly in full in July 2004. Citibank appealed the decision while extending the original claim with two additional claims: an amount of approximately EUR 20 million on the basis that we fraudulently (‘Paulianeus’) extorted rebates from KPNQwest and unspecified damages on the basis we unlawfully extorted rebates from KPNQwest. On February 6, 2007, the Court of Appeal granted EUR 14.1 million (excluding interest) of the EUR 19 million claim to Citibank and rejected the additional claims in full.

On September 13, 2006, we were served with a writ of summons by Citibank N.A. and Cargill Financial Markets Plc. claiming EUR 218.9 million, excluding interest and costs, from various former officers and former shareholders, including us, of KPNQwest. Citibank and Cargill claim compensation for damages on a EUR 525 million syndicated loan provided to KPNQwest in 2002 (see also previous paragraph) on the basis of misrepresentation and concealment by former management and former shareholders when the loan was provided to KPNQwest. Citibank acted as agent of the syndicate and as a 14.7% principal lender of the syndicated loan. Cargill claims that it acquired 85.3% of the claim by assignments of their part in the syndicated loan by other original lenders. A decision by the District Court is not expected before year end 2007.

In February 2004, we were served with an amended class action complaint by former shareholders of KPNQwest. The complaint is pending in the US District Court for the Southern District of New York. The complaint was originally filed against a former officer of KPNQwest. The amended complaint added several additional defendants, including us and three of our current and former officers who had served on the Supervisory Board of KPNQwest. The amended complaint alleges that, from the time of its initial public offering in November 1999 through April 24, 2002, KPNQwest overstated its reported revenues and profits by entering into capacity swap transactions with third parties and improperly accounted for those transactions. In June 2006, we reached agreement with the lead plaintiffs to settle the class action complaint for an amount of USD 4.2 million. The settlement covers our company, our subsidiaries and affiliates and certain individual defendants. The settlement is worldwide and applies to all those who purchased KPNQwest securities between November 9, 1999 and May 31, 2002. The settlement was approved by the US District Court for the Southern District of New York on January 31, 2007.

Appaloosa Investment Ltd. Partnership I, Palomino Fund Ltd., Appaloosa Management LP filed in June 2005 a complaint against several parties including us in an action to recover unspecified damages for KPNQwest securities purchased outside the class action period (see previous paragraph). The complaint is based on similar allegations as the class action described above. The complaint was temporarily suspended awaiting the outcome of the class action complaint (see previous paragraph). We expect Appaloosa to file an amended complaint shortly.

The VEB (‘Vereniging van Effectenbezitters or Dutch Investors’ Association’) a private organization for retail investors in The Netherlands requested the Enterprise Chamber of the Amsterdam Court of Appeal to conduct an enquiry into the policy making and the affairs of KPNQwest (in particular the

Back to Contents    154

relationship between KPNQwest on the one hand and Qwest and KPN on the other hand) in the period from August 30, 1999 until May 31, 2002. Various parties, including us, filed a defense against the request. The Enterprise Chamber granted the request and ordered an enquiry over the period from January 1, 2002 until May 23, 2002. It is expected that one or more investigators will be appointed shortly to look into the affairs of KPNQwest and to produce a report. The Enterprise Chamber may authorize the investigators to inspect relevant books, records and other sources of information and to request the production of evidence of any company closely connected’ with KPNQwest. After completion of the report, the Enterprise Chamber may be asked to issue a judgment whether there has been mismanagement (‘wanbeleid’) and, if so, it can take one or more further measures.

Back to Contents

Related party transactions

In the normal course of our business activities, we enter into agreements and transactions with businesses that we have acquired or divested, as well as with our subsidiaries, joint ventures and associated undertakings, for various business purposes, including the furnishing of services or financing of operating activities. We also enter into such transactions in the ordinary course of our business with certain companies or organizations over which we, members of our Supervisory Board or of our Board of Management, may have a significant influence. We have described below those related party transactions that we consider may be material to KPN.

All transactions with related parties were in the ordinary course of business, except for the acquisition in 2005 of the remaining 2.16% stake in KPN Mobile from NTT DoCoMo for a consideration of EUR 5 million and the right to use NTT DoCoMo internet technology in Germany (see note [1] Revenues).

The total value of transactions during 2006 with related parties amounted to approximately EUR 100 million (in 2005 EUR 80 million), of which the majority in both 2005 and 2006 relates to transactions in the ordinary course of business conducted with Nortel. At December 31, 2005 and December 31, 2006 the amount of outstanding receivables and outstanding payables in connection with related party transactions was less than EUR 10 million.

Please also note that KPN’s Code of Ethics requires avoidance of conflicts of interest.

Transactions with shareholders

Capital Group International, Inc., Capital Research and Management Company and Barclays Plc have notified The Netherlands Authority for the Financial Markets (‘AFM’) that they hold respectively between 5%-10% (November 1, 2006: 7.4%), 15%-20% (January 8, 2007: 15.07%) and 5%-10% (January 5, 2007 5.38%) of the ordinary shares of KPN. We did not enter into material agreements with either company. These companies are investment companies, which may have shareholdings in other companies with which we contract in the ordinary course of business. To the best of our knowledge, such contracts, if any, were not influenced by any of these shareholders.

Transactions with joint ventures and associated companies

Associated, non-consolidated companies of Koninklijke KPN and joint ventures are classified as associates and joint ventures. Certain associates sell goods and provide services to consolidated KPN companies. In addition, consolidated KPN companies sell goods or provide services to certain unconsolidated companies.

Back to Contents    155

Transactions with acquired and disposed companies

We have not identified related parties as a result of prior disposals and acquisitions.

Transactions with directors and related parties

For details on the relation between directors and the Company, reference is made to note [3], Employee benefits.

The Company has not been, and is not now, a party to any other material transactions, or proposed transactions, in which any member of the key management personnel, had or was to have a direct or indirect material interest. Apart from transactions mentioned below there have been no material transactions related to members of the Supervisory Board or Board of Management or close members of their families.

Joint venture agreement between KPN Telecom and Schiphol Group

In 1992, KPN Telecom entered into a joint venture with Schiphol Group and KLM, which, after KLM’s withdrawal in 2001, became a 50/50 joint venture between KPN Telecom and Schiphol Group for an indefinite period. Under the terms of this joint venture, Schiphol Telematics provided Information Technology and Communication services to parties located on the Schiphol Airport site. KPN Telecom supplied services to Schiphol Telematics. One of the members of our Supervisory Board, Ms. Van Lier Lels, served as Vice President and Chief Operational Officer of Schiphol Group. The agreement was entered into in the ordinary course of business and was cancelled during 2006 upon the dissolution of Schiphol Telematics.

Agreements related to TKP

As of January 1, 2003, KPN and TPG sold their interest in the 50/50 joint venture TKP to AEGON Nederland. TKP deals with the administration and investments of our pension funds. Our pension funds and TKP have entered into administration agreements. One of the members of our Supervisory Board, Mr. Streppel, is a member of the Board of Management of AEGON N.V., the holding company of AEGON Nederland. The agreements were entered into in the ordinary course of business.

Agreement between KPN and Nortel Networks

Several entities of KPN entered into agreements with different Nortel entities for the supply of products such as data and optical networks, platforms, servers, infrastructure solutions and contact centers. One of the members of our Supervisory Board, Mr. Bischoff, is a non-executive member of the board of directors of Nortel Networks Corp. and Nortel Networks Ltd. The agreements were entered into in the ordinary course of business.

Back to Contents

Subsequent events

Amended Telecommunication law in 2007

On February 1, 2007 the Telecommunications Act has been changed. The key change is that landlords (including municipalities) now have an explicit right to require the retirement of cables which have been idle for at least 10 years as from the moment the usage of these cables has been terminated. For current idle cables landlords of public grounds cannot require retirement before 2018 to the extent that these idle cables do not hinder existing other cables and other underground infrastructure. Currently the KPN network in The Netherlands comprises of approximately 350,000 kilometers of cables and ducts.

Currently KPN is investigating whether the adjustment to the Act will result in legally enforceable retirement obligations and the recognition of an obligation. When KPN concludes that the new Act leads to a legally enforceable retirement obligation an asset retirement obligation should be recognized if the obligation can be reliably estimated. The initial recognition of such an Asset Retirement Obligation will then be capitalized for an equal amount under Property, plant and equipment. The provision should be measured at the present value of management’s best estimate of the expenditure required to settle the obligation.

Important parameters which may have an impact on a possible Asset Retirement Obligation are:

-	the total length of cables and ducts becoming idle, which is strongly related to future network strategy and innovation;
-	the number of landlords requiring retirement; and
-	the timing of retirement.

In case of recognition of a provision and the capitalization of an equal amount, future results will be impacted by additional depreciation on Property, Plant and Equipment and by additional Finance Costs. Because the new act is effective as from February 1, 2007, it has no effect on the balance sheet at December 31, 2006.

Back to Contents    156

Back to Contents

Notes to the Consolidated Cash Flow Statement

General principles

The Cash Flow Statement was prepared using the indirect method. Cash flows denominated in currencies other than the euro were translated at average exchange rates. Cash flows relating to interest and taxes on profits are included in the cash flow from operating activities. The cost of newly acquired Group companies and associated companies, insofar as paid for in cash, is included in the cash flow from investing activities. Cash flows resulting from Group companies acquired or disposed of are disclosed separately.

[27] Net Cash flow used in investing activities

The table below is a summary of our investments and additions and reconciliation to the cash flow used in investing activities:

Amount in millions of euro	2006	2005	2004

Acquired Group companies	–413	–1,178	–75
Additions to Intangible fixed assets (licenses, software and other) [10]	–200	–223	–134
Additions to Property, plant and equipment [11]	–1,472	–1,201	–1,567
Additions to financial fixed assets [12]	–3	–4	–8
Total investments and additions	–2,088	–2,606	–1,784

Less: non-cash items	66	158	–17
Less: proceeds from sale of assets	144	242	227
Total Cash flow used in investing activities	–1,878	–2,206	–1,574

Acquired Group companies

In 2006, KPN acquired several Group companies. For more details reference is made to the section ‘Business Combinations and other changes in consolidation’. In 2006 a final payment of EUR 132 million was made for the 2005 acquisition of Telfort.

In 2005, additional investments in Group companies mainly relate to the acquisition of Telfort for EUR 1,131 million (of which EUR 489 million represents goodwill), the acquisition of the 2.16% minority interest in KPN Mobile from NTT DoCoMo for EUR 5 million, additional investments in SNT for EUR 31 million and the acquisitions of Freeler and Hcc!Net.

During 2004, we increased our interest in SNT from 50.78% to 93.7% for an amount of EUR 75 million.

Additions to intangible fixed assets

In 2006, investments in intangible fixed assets totaled EUR 200 million (2005: EUR 223 million, 2004: EUR 134 million). In 2006 these investments mainly relate to software. In 2005 these relate for EUR 207 million to software (2004: EUR 111 million) as well as to investments in customer bases of Tiscali (EUR 13 million) and Cistron (EUR 3 million).

Non-cash items

Non cash items include deferred earn-out settlements (EUR 37 million) and a non-cash consideration for the acquisition of Narrowcasting (EUR 7 million). In addition, non cash items included additional asset retirement obligations included as an addition to Property, plant and equipment for EUR 22 million (2005: EUR 15 million and 2004: EUR 30 million). 2005 also included an additional investment in SNT through issuance of 3 million shares (EUR 20 million) and a deferred payment amounting to EUR 132 million with respect to the Telfort acquisition. The year 2004 included a release relating to lease and dismantling obligations amounting to EUR 20 million.

Proceeds from sale of assets

Total proceeds in 2006 included the net proceeds (excluding dividends paid to minority shareholders amounting to EUR 11 million) from the sale of Xantic for an amount of EUR 72 million, the sale of SNT activities (EUR 8 million) and the proceeds from the sale of property, plant and equipment (EUR 56 million).

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

[28] Net Cash flow used in financing activities

2006

In 2006, total cash flow used in financing activities amounted to EUR 2,024 million, consisting of a cash inflow of EUR 2,970 million, offset by a cash outflow of EUR 4,994 million.

In 2006 we paid a EUR 661 million dividend for 2005 and EUR 321 million as an interim dividend for 2006.

In 2006, we repurchased 162.8 million shares for a total amount of EUR 1.6 billion which included 80 million shares repurchased from the Dutch State. During the completion of the share repurchase program we also repurchased 2.1 million shares for a total amount of EUR 18.4 million to cover share option plans and performance share plans.

Back to Contents    157

In accordance with our regular redemption schedule we redeemed the EUR 279 million Eurobond 1996-2006, the EUR 564 million Eurobond 2001-2006, EUR 14 million Other loans, EUR 8 million Private loans and we redeemed early EUR 732 million of our EUR 1.5 billion Eurobond 1998-2008.

On March 16, 2006, we issued under the GMTN program an Eurobond of EUR 850 million maturing in 2013 with a fixed coupon of 4.5%, and an Eurobond GBP 275 million maturing in 2016 with a fixed coupon of 5.75%. In order to limit our foreign currency exposure, on March 16, 2006 we entered into two cross currency swap transactions to change the interest rate profile of the Eurobond 2006-2016 GBP from a GBP fixed rate of 5.75% to a euro fixed rate of 4.89%. On November 8, 2006, we also issued an Eurobond of EUR 1 billion maturing in 2017 with a fixed coupon of 4.75%.

The remaining proceeds and repayments from borrowings relate to temporary drawings and repayments under our credit facility. As of December 31, 2006, we had temporarily drawn an amount of EUR 250 million under our credit facility and we obtained an additional EUR 5 million from other banks.

2005

In 2005, total cash flow used in financing activities amounted to EUR 2,918 million, consisting of a cash inflow of EUR 1,381 million, offset by a cash outflow of EUR 4,299 million.

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

Back to Contents    158

Back to Contents

Segment reporting

Fixed division

Our Fixed division consists of the segments Consumer, Business and Wholesale & Operations.

The basis for inter-segment pricing within our Fixed division can be described as follows:

1.	for identical products which are also sold to external parties, we use wholesale prices,
2.	for non-regulated retail products which do not fall within the scope of category 1, we use cost-based prices; and
3.

for regulated retail products which do not fall within the scope of category 1, we use external purchase costs and an additional charge which is equal to a pre-determined percentage of the difference between the gross external retail revenues and external purchase costs; this method is also referred to as ‘retail-minus’.

Mobile division

The Mobile division comprises our mobile activities in Germany, The Netherlands and Belgium.

The basis for inter-segment pricing for Mobile services is as follows:

1.

KPN’s mobile terminating services are in some aspects regulated; the price level of the mobile terminating services to external wholesale operators has been set in consultation with and approved by the Dutch competition and telecommunications regulators; the mobile terminating tariffs are applied on a non-discriminatory basis by KPN Mobile to KPN Fixed and to other (external) operators; and

2.	roaming tariffs between our Mobile operators are based on bilateral agreements and contain generally similar terms as bilateral agreements with third parties.

Other activities

Other activities mainly comprise activities other than those of the Fixed and Mobile division and comprise the retail distribution channels (with ‘Primafoon’ and Business Centers as our mainstream outlets and ‘Hi’ retail stores aimed at the youth market), KPN Sales and the results of our Corporate Center (support).

Back to Contents    159

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

Due to the fact that we neither allocate interest expenses to all segments nor account for taxes in the segments, no segment disclosure is included for the profit for the year. As of year-end 2006, 2005 and 2004, the balance sheet totals of associates and joint ventures were fully related to Segment Business.

FIXED

Amounts in millions of euro unless otherwise stated	Segment Consumer			Segment Business			Segment Wholesale & Operations			Other (incl. eliminations)			Total Fixed
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Income statement
External revenues 1)	2,243	2,365	2,414	2,358	2,489	2,790	1,355	1,433	1,460	6	7	10	5,962	6,294	6,674
Other income	-	-	-	5	4	-	33	12	7	1	-	-	39	16	7
Inter-division revenues	19	19	27	172	160	159	3,374	3,540	3,789	–2,919	–3,146	–3,407	646	573	568
	2,262	2,384	2,441	2,535	2,653	2,949	4,762	4,985	5,256	–2,912	–3,139	–3,397	6,647	6,883	7,249

Total costs	–2,073	–2,046	–2,064	–2,271	–2,372	–2,567	–3,838	–4,104	–4,215	2,937	3,155	3,406	–5,245	–5,367	–5,440
Operating profit	189	338	377	264	281	382	924	881	1,041	25	16	9	1,402	1,516	1,809

Balance sheet
Total assets	1,076	1,238	1,387	1,723	1,490	2,447	5,613	6,180	5,112	–314	–262	4	8,098	8,646	8,950
Total liabilities	1,085	1,271	1,769	1,722	1,412	2,436	5,317	5,840	4,147	–313	–287	–106	7,811	8,236	8,246

Other
Investments in Intangible assets	137	37	27	50	7	10	51	86	27	15	4	12	253	134	76
Investments in Property, plant and equipment	107	40	30	99	57	66	433	516	463	32	-	-	671	613	559
Depreciation, amortization and impairments	–80	–42	–19	–85	–77	–67	–1,004	–1,157	–1,223	–3	-	-	–1,172	–1,276	–1,309
Result associates and joint ventures	–1	-	–12	5	10	12	-	-	–1	-	-	-	4	10	–1
Employees end of period (FTE’s)	931	1,061	1,040	3,879	3,685	4,125	12,602	12,538	13,122	376	379	424	17,788	17,663	18,711
Employees average (FTE’s)	996	1,051	1,055	3,782	3,905	4,305	12,570	12,830	13,344	378	401	425	17,726	18,187	19,129

1) External revenues mainly consist of rendering of services.

Back to Contents    160

MOBILE

Amounts in millions of euro unless otherwise stated	The Netherlands			E-Plus 2)			BASE			Other 2) (incl, eliminations)			Total Segment Mobile
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Income statement
External revenues 1)	2,462	2,016	1,780	2,850	2,750	2,552	588	519	407	4	1	-	5,904	5,286	4,739
Other income	-	-	-	-	25	10	2	-	-	0	59	-	2	84	10
Inter-division revenues	518	467	491	44	47	46	32	29	21	–50	–56	–43	544	487	515
	2,980	2,483	2,271	2,894	2,822	2,608	622	548	428	–46	4	–43	6,450	5,857	5,264

Total costs	–2,524	–1,835	–1,542	–2,667	–2,827	–2,447	–475	–463	–423	21	25	29	–5,645	–5,100	–4,383
Operating profit	456	648	729	227	–5	161	147	85	5	–25	29	–14	805	757	881

Balance sheet
Total assets	3,440	3,351	1,944	10,116	10,649	10,897	1,320	1,179	941	1,037	44	–96	15,913	15,223	13,686
Total liabilities	2,042	2,235	1,269	24,259	23,553	22,495	234	240	162	–12,380	–11,995	–11,113	14,155	14,033	12,813

Other
Investments in Intangible assets	16	537	8	58	58	64	6	4	1	-	-	-	80	599	73
Investments in Property, plant and equipment	204	120	199	462	348	741	118	114	41	2	1	2	786	583	983
Depreciation, amortization and impairments	–636	–280	–175	–678	–678	–539	–117	–119	–114	1	–1	-	–1,430	–1,078	–828
Employees end of period (FTE’s)	1,914	2,527	2,125	2,993	2,875	2,839	483	481	586	10	8	-	5,400	5,891	5,550
Employees average (FTE’s)	2,221	2,326	2,258	2,934	2,857	2,892	482	534	737	9	4	-	5,646	5,721	5,887

1)	External revenues mainly consist of rendering of services.
2)	Due to the legal restructuring of the German entities, E-Plus’ comparative figures have been adjusted to align with 2006 with reciprocal effect on Other (incl. eliminations).

Back to Contents    161

KPN TOTAL

Amounts in millions of euro unless otherwise stated	Segment Other			Total segments			Eliminations			Consolidated
	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Income statement
External revenues 1)	75	231	333	11,941	11,811	11,746	-	-	-	11,941	11,811	11,746
Other income	75	25	56	116	125	73	-	-	-	116	125	73
Inter-division revenues	–1	–1	-	1,189	1,059	1,083	–1,189	–1,059	–1,083	-	-	-
	149	255	389	13,246	12,995	12,902	–1,189	–1,059	–1,083	12,057	11,936	11,819

Total costs	–133	–180	–434	–11,023	–10,647	–10,257	1,189	1,059	1,083	–9,834	–9,588	–9,174
Operating profit	16	75	–45	2,223	2,348	2,645	-	-	-	2,223	2,348	2,645

Balance sheet
Total assets	19,663	19,391	19,782	43,674	43,260	42,418	–22,416	–20,558	–18,757	21,258	22,702	23,661
Total liabilities	15,468	14,356	13,398	37,434	36,625	34,457	–20,372	–19,027	–17,352	17,062	17,598	17,105

Other
Investments in Intangible assets	15	7	7	348	740	156	-	-	-	348	740	156
Investments in Property, plant and equipment	15	5	25	1,472	1,201	1,567	-	-	-	1,472	1,201	1,567
Depreciation, amortization and impairments	–12	–22	–53	–2,614	–2,376	–2,190	-	-	-	–2,614	–2,376	–2,190
Result associates and joint ventures	3	3	2	7	13	1	-	-	-	7	13	1
Employees end of period (FTE’s)	2,788	3,044	3,795	25,976	26,598	28,056	-	-	-	25,976	26,598	28,056
Employees average (FTE’s)	2,915	3,419	3,895	26,287	27,327	28,911	-	-	-	26,287	27,327	28,911

1) External revenues mainly consist of rendering of services.

Secondary reporting format - geographical segments

KPN’s divisions mainly operate in 3 geographical areas. The Netherlands is the home country, also being the main operating territory.

Amounts in millions of euro	Financial year	Total assets	Investments in Intangible assets	Investments in Property, plant and equipment	Revenues and other income
Regions

The Netherlands	2006	9,927	283	892	8,579
	2005	10,950	673	732	8,513
	2004	11,586	101	772	8,728
Germany	2006	10,241	58	462	2,851
	2005	10,758	58	354	2,856
	2004	10,989	64	741	2,562
Belgium	2006	1,034	6	118	597
	2005	980	4	115	526
	2004	907	1	41	407
Other	2006	56	1	-	30
	2005	14	5	-	41
	2004	179	-	13	122
Consolidated	2006	21,258	348	1,472	12,057
	2005	22,702	740	1,201	11,936
	2004	23,661	166	1,567	11,819

Back to Contents    162

Back to Contents

Information on US GAAP

Introduction

KPN’s Consolidated Financial Statements have been prepared on the basis of IFRS, which vary in certain significant respects from accounting principles generally accepted in the United States of America (‘US GAAP’). Some differences did not arise due to differences in accounting principles but as a result of transitional arrangements provided by IFRS 1, ‘First-time Adoption of International Financial Reporting Standards’.

CHANGES IN ACCOUNTING POLICIES

In 2006, KPN decided to change its accounting policy regarding the incremental direct costs associated with up-front connection fees. Up till 2005, KPN deferred these costs through capitalization and recognition over the estimated customer relation period. Effective 2006, KPN changed this policy in favor of directly expensing such costs.

Besides, KPN adopted FAS 158 as from December 31, 2006. Application of this new standard had no effect on the comparative figures, as FAS 158 does not permit retrospective application of its provisions.

Effective January 1, 2006, KPN adopted FAS 123(R), ‘Share-Based Payment’ using the modified prospective method. As KPN had previously applied FAS 123’s fair value recognition provisions, the adoption of FAS 123(R) did not have a material impact on the financial position or result of operations.

Effects of changes in accounting policies

Under US GAAP and IFRS, up-front connection fees are deferred over the estimated customer relation period. In 2004 and 2005, the related incremental direct costs, insofar they did not exceed deferred revenues, were capitalized and recognized over the estimated customer relation period under US GAAP. Under IFRS, these incremental direct costs are not allowed to be capitalized as the definition of an asset is not met.

Effective January 1, 2006, KPN changed its accounting policy under US GAAP, as a result of which this reconciling item was eliminated. KPN believes this new policy is preferable because it results in consistent treatment of all customer-related costs, aligns KPN’s IFRS and US GAAP policies and brings KPN in line with industry-specific practice.

The new method of accounting for costs related to up-front connection fees was adopted as from January 1, 2006 and pursuant to FAS 154, ‘Accounting Changes and Error Corrections’ comparative financial information of prior years has been adjusted to apply the new policy retrospectively. The cumulative effect of the changed accounting policy is an equity reduction of EUR 258 million as of January 1, 2004, net of taxes, as the following line items for the years 2004 and 2005 were affected by the change in accounting policy:

Consolidated Income Statement

	2005			2004
Amounts in millions of euro	As originally reported	As adjusted	Effect of change	As originally reported	As adjusted	Effect of change

Profit before taxes from continuing operations	1,714	1,770	56	2,439	2,466	27
Profit after taxes from continuing operations	1,335	1,371	36	2,061	2,065	4
Profit after taxes	1,357	1,393	36	2,079	2,083	4
Profit attributable to equity holders per ordinary share and per ADS from continuing operations, basic	0.61	0.63	0.02	0.86	0.86	-
Profit attributable to equity holders per ordinary share and per ADS from continuing operations, diluted	0.61	0.63	0.02	0.86	0.86	-

Consolidated Statement of Cash Flows

The abovementioned change in accounting policy had no effect on the cash flows, as it regarded deferrals of cost related to connection fees paid up-front by customers.

RECONCILIATION TO US GAAP

The impact of the application of US GAAP on the profit and equity attributable to equity holders (both as reported under IFRS) is set out in the tables as follows:

Back to Contents    163

RECONCILIATION OF PROFIT ATTRIBUTABLE TO EQUITY HOLDERS TO US GAAP

Note	Amounts in millions of euro	2006	2005 (as adjusted)	2004 (as adjusted)

	Profit attributable to equity holders under IFRS	1,583	1,437	1,707

	Adjustments for:
A	• Goodwill	118	17	7
A	• Impairment and amortization of licenses	–5	–5	–17
A	• Impairment of tangible fixed assets	-	-	–16
A	• Impairment of financial fixed assets	-	119	-
A	• Fixed asset valuation	69	26	66
B	• Amortization of brand name	–57	–64	–57
B	• Amortization of customer base	–8	–32	–48
B	• Amortization of other intangible fixed assets	–4	–3	–15
C	• Employee and reorganization provisions	-	-	–17
D	• Pension and other long-term employee benefit charges	40	–78	17
E	• Capitalization of interest charges for UMTS licenses	–27	–26	395
E	• Capitalization of interest charges for Property, Plant & Equipment	9	11	14
F	• Financial instruments	–3	15	64
F	• Available-for-sale financial assets	-	–41	-
F	• Minority interests	19	10	8
F	• Investments grant to replace WIR allowances	5	5	7
F	• Foundation PVKPN	1	–1	5
F	• Realized cumulative translation differences	–15	3	21
	• Tax effect of adjustments	–156	-	–58
	Profit attributable to equity holders under US GAAP	1,569	1,393	2,083
	Of which: - from continuing operations	1,545	1,371	2,065
	- from discontinued operations	24	22	18

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS PER ORDINARY SHARE UNDER US GAAP

Amounts in euro	2006	2005 (as adjusted)	2004 (as adjusted)

Profit attributable to equity holders per ordinary share and per ADS, basic:
- Continuing operations	0.77	0.63	0.86
- Discontinued operations	0.01	0.01	0.01
Total	0.78	0.64	0.87

Profit attributable to equity holders per ordinary share and per ADS, diluted:
- Continuing operations	0.77	0.63	0.86
- Discontinued operations	0.01	0.01	0.01
Total	0.78	0.64	0.87

Back to Contents    164

RECONCILIATION OF EQUITY ATTRIBUTABLE TO EQUITY HOLDERS TO US GAAP

Note	Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005 (as adjusted)

	Equity attributable to equity holders under IFRS	4,195	5,076

	Adjustments for:
A	• Goodwill	–786	–762
A	• Licenses	51	56
A	• Fixed asset valuation	–375	–444
B	• Brand name	776	833
B	• Customer base	6	14
B	• Other intangible fixed assets	28	32
D	• Pension and other long-term employee benefit liabilities	283	–211
E	• Capitalization of interest charges for UMTS licenses	454	481
E	• Capitalization of interest charges for Property, Plant & Equipment	156	147
F	• Financial instruments	70	73
F	• Minority interests	-	–19
F	• Investment grants to replace WIR allowances	–16	–21
F	• Foundation PVKPN	5	4
	• Tax effect of adjustments	–61	108
	Equity attributable to equity holders under US GAAP	4,786	5,367

In addition to the reconciliation of IFRS to US GAAP for profit attributable to equity holders, US GAAP requires a Statement of Comprehensive Income to be presented in accordance with FAS 130, ‘Reporting Comprehensive Income’. Comprehensive income reflects all changes in equity attributable to equity holders during a certain period, with the exception of payments by and distributions to equity holders.

Back to Contents    165

STATEMENT OF CHANGES IN EQUITY ATTRIBUTABLE TO EQUITY HOLDERS UNDER US GAAP

				Accumulated Other Comprehensive income or loss
Amounts in millions of euro	Sub- scribed capital stock	Additio nal paid-in capital	Retained earnings (as adjusted)	Currency translation adjust- ments	Change in valuation of Infonet to market value	Derivative financial instruments (FAS 133)	Minimum pension liability	FAS 158 adjust ment	Total	Total Equity attributable to equity holders (as adjusted)
Balance as of December 31, 2003	598	16,385	–10,146	–30	–20	–140	-	-	–190	6,647

Profit or loss after taxes			2,083							2,083
Net current period change, net of tax of 42 for derivatives and net of minority interest of 3 for currency translation differences				23	–14	–130			–121	–121
Reclassifications into income				–21					–21	–21
Total comprehensive income (loss), net of tax			2,083	2	–14	–130			–142	1,941

Shares repurchased (including for option plans)			–1,042							–1,042
Shares cancelled	–39		39							-
Dividend			–796							–796
Dividend tax			–52							–52
Exercise options			28							28
Share based compensation expense		31								31
Balance as of December 31, 2004	559	16,416	–9,886	–28	–34	–270			–332	6,757

Profit or loss after taxes			1,393							1,393
Net current period change, net of tax of 8 for derivatives and 91 for minimum pension liability				13		18	–222		–191	–191
Reclassifications into income					34				34	34
Total comprehensive income (loss), net of tax			1,393	13	34	18	–222		–157	1,236

Share issue	1	19								20
Shares repurchased (including for option plans and repurchase costs)			–1,784							–1,784
Shares cancelled	–43		43							-
Dividend			–890							–890
Dividend tax			–12							–12
Exercise options			31							31
Share based compensation expense		9								9
Balance as of December 31, 2005	517	16,444	–11,105	–15	-	–252	–222	-	–489	5,367

Profit or loss after taxes			1,569							1,569
Net current period change, net of tax of 28 for derivatives and 91 for minimum pension liability				15		23	222		260	260
Total comprehensive income (loss), net of tax			1,569	15	-	23	222		260	1,829

Adoption of FAS 158, net of taxes of 36								104	104	104
Shares repurchased (including for option plans)			–1,581							–1,581
Shares cancelled	–54		54							-
Dividend			–982							–982
Exercise options			38							38
Share based compensation expense		11								11
Balance as of December 31, 2006	463	16,455	–12,007	-	-	–229	-	104	–125	4,786

Back to Contents    166

Recent US GAAP accounting pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109’ (“FIN 48”), which clarifies the accounting for uncertainties in income tax positions. FIN 48 requires that a Company recognizes in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for KPN on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to the opening retained earnings. KPN is currently investigating the impact of FIN 48 on its figures.

In September 2006, the FASB issued SFAS No. 157, ‘Fair Value Measurements’ (“FAS 157”), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. FAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. FAS 157 will be effective for KPN on January 1, 2008. The adoption of FAS 157 is not expected to have a material impact on KPN’s financial position and result of operations. Under US GAAP, KPN applies fair value for the valuation of assets held for sale and derivatives and in impairment tests.

In February 2007, the FASB issued SFAS No. 159, ‘The Fair Value Option for Financial Assets and Financial Liabilities’ (“FAS 159”) becoming effective from 2008. FAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. KPN will investigate the impact of this standard on its financial position and result of operations.

Reconciling items and explanation of certain differences between IFRS and US GAAP

A. Goodwill and other long-lived assets

Goodwill

The reconciling item for goodwill mainly relates to the accounting for business combinations in previous years (refer to B. Accounting for Business Combinations) and amortization of goodwill before the adoption of IFRS.

Under US GAAP, goodwill was amortized until the adoption of FAS 142, ‘Goodwill and Other Intangible Assets’ as of January 1, 2002. Since that date, amortization of goodwill was no longer allowed under US GAAP. KPN continued amortizing goodwill in its Dutch GAAP financial statements until the transition to IFRS on January 1, 2004. As KPN applied the exemption under IFRS 1, ‘First-time adoption of International Financial Reporting Standards’ not to restate business combinations, the carrying amount of goodwill under IFRS on January 1, 2004 equals the carrying amount under Dutch GAAP as of that date. Consequently, the goodwill amount under IFRS and US GAAP differs, resulting in a reconciling item.

Under both US GAAP and IFRS, goodwill must be tested for impairment on an annual basis and whenever certain indicators of impairment exist. However, the method of impairment testing differs and may consequently result in a reconciling item. The impairment under IFRS is determined by comparing the carrying value and the recoverable amount of the cash-generating unit containing goodwill. If the recoverable amount of goodwill falls below the carrying value of goodwill, an impairment charge is recorded for the difference.

FAS 142 requires a two-step impairment test to analyze whether or not goodwill has been impaired. Step one tests for potential impairment and requires that the fair value of each identified reporting unit be compared to its carrying value. KPN estimates the fair value of each reporting unit using estimates based on discounted cash flows. If the fair value of the reporting unit exceeds the carrying value of the reporting unit including goodwill, no impairment is recognized. If the fair value of the reporting unit falls below the carrying value, step two of the goodwill impairment test must be performed. Step two measures the amount of the impairment loss, if any, through preparation of a hypothetical purchase price allocation to determine the implied fair value of goodwill. The implied fair value of goodwill is then compared to the carrying value of goodwill. If the implied fair value of goodwill is lower than the carrying value, an impairment charge is recorded for the difference.

In December 2004, KPN performed its annual impairment test as prescribed by FAS 142 and recorded an impairment of EUR 1 million under US GAAP. Under IFRS, the goodwill impairment charge was EUR 7 million higher. The difference was primarily caused by the impairment assessment being performed at the reporting unit level under US GAAP as opposed to the cash-generating unit level under IFRS, which are not always the same.

In 2005, KPN impaired part of the goodwill related to assets held for sale (EUR 23 million). The goodwill amount related to these activities differed under US GAAP and IFRS, mainly resulting from differences in the treatment of business combinations. This resulted in a lower impairment of goodwill under US GAAP.

The Telfort restructuring (see Note 7) resulted in a reconciling item in 2006 due to different accounting methods for tax loss carry forwards not deemed realizable upon Telfort’s acquisition in October 2005. These tax loss carry forwards became fully realizable upon the Telfort restructuring in 2006. Under IFRS, the unrecognized tax losses were accounted for using the tax rate applicable at acquisition date with a simultaneous EUR 175 million reduction of goodwill. Under US GAAP, decreases in tax rates before a valuation allowance has been released, are offset against the valuation allowance; therefore, the related goodwill

Back to Contents    167

reduction amounted to EUR 142 million using the tax rate applicable at the date of the Telfort restructuring.

In January 2006, KPN sold its investment in Xantic, an asset held for sale. Subsequent derecognition of goodwill related to Xantic resulted in a EUR 71 million reduction of goodwill under US GAAP, whereas the same reduction under IFRS totaled EUR 15 million. The termination of the Schiphol Telematics joint venture in mid 2006 resulted in goodwill being derecognized; the goodwill amount under US GAAP was EUR 1 million higher than under IFRS.

At year-end 2006, goodwill under US GAAP is allocated to the below reporting units:

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005
Reporting units:
E-Plus	3,229	3,214
Mobile The Netherlands	347	489
Other	207	146
Total goodwill (US GAAP)	3,783	3,849

Cash-generating units:
E-Plus	4,041	4,026
Mobile The Netherlands	314	489
Other	214	96
Total goodwill (IFRS)	4,569	4,611

Reconciling item	–786	–762

Impairment of other long-lived assets

Under IFRS, long-lived assets must be tested for impairment, should any impairment indicator exist. When such indicator is identified, an impairment charge is to be recognized for the excess, if any, of that asset’s carrying value over its recoverable amount.

For US GAAP, KPN applies FAS 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ to determine whether or not an asset is impaired. KPN assesses the impairment of identifiable intangibles (licenses and other intangibles) and property, plant & equipment whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. Long-lived assets are tested for recoverability by comparing the undiscounted cash flows of the assets to their carrying value. If the carrying value exceeds the total of undiscounted cash flows, the amount of the impairment is taken as the difference between the carrying value of the assets compared to their fair value, estimated based on discounted cash flows.

During 2004, KPN reversed an amount of EUR 16 million related to BASE’s UMTS license under IFRS. This reversal is not allowed under US GAAP.

Fixed asset valuation

Several differences in accounting treatment between US GAAP and IFRS resulted in different fixed asset valuations. The differences result from the revaluation of certain assets upon the adoption of IFRS, the acquisition of NTT DoCoMo’s 2.16% minority interest in KPN Mobile and the purchase of MobilCom’s UMTS network.

Deemed cost fixed assets

KPN elected the exemption to revalue certain of its fixed assets upon the transition to IFRS to fair value and to use this fair value as their deemed cost. KPN applied the depreciated replacement cost method to determine this fair value. The revalued assets pertain to certain cables, which form part of property, plant & equipment. Under US GAAP, this revaluation is not allowed and therefore results in a reconciling item. As a result, the value of these assets as of December 31, 2006 under US GAAP is EUR 350 million lower (2005: EUR 415 million; 2004: EUR 487 million) than under IFRS.

Acquisition of minority interest

In 2005, KPN acquired the 2.16% stake held by NTT DoCoMo in KPN Mobile. This acquisition resulted in negative goodwill that is accounted for differently under IFRS and US GAAP. Under IFRS, no purchase price allocation is required and the negative goodwill was recognized in the Income Statement. According to FAS 141, the amount of acquired assets in excess over costs has to be allocated as a pro-rata reduction of amounts of acquired assets. This resulted in a reconciling item of EUR 38 million as of December 31, 2006, as the value of these assets is EUR 38 million lower (2005: EUR 45 million) under US GAAP compared to IFRS.

Purchase UMTS network

In 2003, E-Plus acquired MobilCom’s UMTS network for a nil consideration. That network consisted of 3,727 sites with related individual site lease agreements, certain sites being fitted with network assets. A significant part of the purchased sites was expected to be dismantled. Under US GAAP, estimated dismantling costs for these assets were recognized as a provision with a corresponding increase in asset base. Under IFRS, the accounting treatment differs as the value of the sites to be abandoned is recognized as impairment in the Income Statement. In 2004, E-Plus reduced the expected number of sites to be dismantled and the 2003 impairment was partially reversed. As of December 31, 2006, the impairment and partial reversal thereof resulted in a EUR 13 million higher equity (2005: EUR 16 million; 2004: EUR 17 million) under US GAAP.

B. Accounting for business combinations

Both US GAAP and IFRS require that in accounting for a business combination, intangible assets arising from contractual or other legal rights or that are capable of being separated from the acquired entity, must be separately identified and recognized as intangible assets apart from goodwill. Before the transition to IFRS, these intangible assets were generally included in goodwill under Dutch GAAP. KPN applied the IFRS 1 exemption not to apply IFRS 3 retrospectively to business combinations before January 1, 2004 and therefore certain intangible assets recognized in the past under US GAAP were not recognized under IFRS, as these are contained in goodwill due to the accounting before the adoption of IFRS.

Back to Contents    168

The most significant intangible assets identified under US GAAP (but not under IFRS) are related to the acquisitions of E-Plus and BASE. Under US GAAP, these assets (brand names, customer bases and other intangible assets) are recognized separately and amortized over their useful lives.

The value of intangible assets recognized under US GAAP (but not under IFRS) as of December 31, 2006 totals EUR 810 million (2005: EUR 879 million; 2004: EUR 978 million). The related amortization of these assets amounted to EUR 69 million in 2006 (2005: EUR 99 million; 2004: EUR 120 million). The 2005 amortization charge included an impairment of a brand name related to activities held for sale. Amortization charges of intangible assets not recognized under IFRS are expected to amount to EUR 63 million in 2007 and 2008, EUR 61 million in 2009 and 2010 and EUR 60 million in 2011.

Newly acquired business combinations in 2005 and 2006 did not result in different values of identified intangible assets between IFRS and US GAAP, except for Telfort due to the accounting consequences of the tax loss carry forwards becoming fully realizable upon its legal restructuring.

C. Reorganization and restructuring

Under IFRS, reorganization and restructuring provisions are recognized for expected costs of planned reorganizations, once a detailed formal plan is announced or implementation of such a plan has started. Under US GAAP, the specific criteria relating to the timing of communications that must be met in order to recognize reorganization and restructuring provisions are more prescriptive. Moreover, discounting of such provisions is required under IFRS, while this is not always allowed under US GAAP. These differences did not result in a reconciling equity item as of December 31, 2006 and 2005.

D. Pensions

The accounting treatment of pensions under IFRS and US GAAP differs on certain aspects. The reconciling item mainly arises from the fact KPN elected the optional exemption under IFRS 1 and accordingly recognized all cumulative actuarial gains and losses in relation to employee benefit schemes in retained earnings at transition date, whereas KPN already applied FAS 87 (amended by FAS 158) under US GAAP since KPN’s listing on the New York Stock Exchange in 1995.

Pension provisions under US GAAP

The Projected Unit Credit Method, also applied under IFRS, was applied to determine the Projected Benefit Obligation (“PBO”) and the Current Unit Credit Method was used to determine the Accumulated Benefit Obligation (“ABO”).

Pension charges

Under FAS 87, ‘Employers’ Accounting for Pensions’, the pension charges for the years 2006, 2005 and 2004 can be broken down as follows:

Amounts in millions of euro	2006	2005	2004

Service and interest costs, expected return on assets	–108	–173	–175
Amortization of past service credits	58	49	51
Amortization of actuarial gains and losses	–27	–21	–7
	–77	–145	–131
Defined contribution plans	–9	–16	–17
Business combinations	-	–1	-
Pension charges under FAS 87	–86	–162	–148

Curtailment gains due to divestments (FAS 88)	9	-	28
Settlement gains due to divestments (FAS 88)	-	-	–14
Total pension charges/benefits under FAS 87	–77	–162	–134

Pension charges under IFRS	–111	–90	–187
Supplementary pension charges/benefits under FAS87/88	34	–72	53

For the sensitivity analysis, reference is made to note [22].

Balance sheet position

On December 31, 2006, KPN adopted FAS 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans’, which requires the immediate recognition in equity of actuarial gains and losses and past service costs and credits. KPN’s balance sheet position as of December 31, 2006 and 2005 under US GAAP was as follows:

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005

Accumulated Benefit Obligations	–5,150	–5,413

Projected Benefit Obligation in excess of plan assets	–678	–1,281
Unrecognized net actuarial gains and losses	204	758
Unrecognized past service credits	–344	–396
Additional minimum pension liability	-	–313
Pension provisions before adoption of FAS 158	–818	–1,232

Adoption of FAS 158	140
Pension provision after adoption of FAS 158	–678

Pension provision under IFRS	–961	–1,021
Additional pension obligation under US GAAP	283	–211

Of which funded plans	–276	–647
Of which unfunded plans	–402	–585
Pension provisions under US GAAP	–678	–1,232

Reported as Non-current liability	–625
Reported as Current liability	–80
Reported as Asset	27
Pension provisions under US GAAP	–678

Amounts recognized in Accumulated Other Comprehensive Income, net of taxes	104	–222

Back to Contents    169

The estimated net actuarial gains and losses and past service credits for the defined-benefit pension plans that will be amortized from accumulated Other Comprehensive Income into net periodic benefit cost over 2007 are a EUR 1 million charge and a EUR 55 million benefit, respectively.

E. CAPITALIZATION OF INTEREST CHARGES

US GAAP requires interest costs to be included as a component of the historical cost of assets constructed for KPN’s own use and assets intended for sale or lease and constructed as separate and discrete projects. This requirement results in a reconciling item as KPN elected the option not to capitalize borrowing costs under IFRS. The reconciling item is mainly related to interest costs to be capitalized under US GAAP for the financing of UMTS licenses during the period in which the licenses are not yet available for use and UMTS networks continue to be actively constructed as well as amortization of such capitalized interest costs under US GAAP for the licenses that are available for use.

F. OTHER DIFFERENCES BETWEEN IFRS AND US GAAP

Financial instruments

Under IFRS, KPN elected the exemption to apply the financial instruments standards, IAS 32 and 39, as from January 1, 2005 rather than as from transition date. As a result, the accounting for and reconciliation of financial instruments in 2004 is based on Dutch GAAP.

Under Dutch GAAP, receivables and liabilities denominated in foreign currencies including derivatives were in principle carried at cost, converted into euros at exchange rates as of the end of the period. Additionally, unrealized gains and losses on interest rate swaps used in hedged relationships were deferred until settlement or termination. US GAAP requires valuation of derivatives at fair value in accordance with the requirements of FAS 133, ‘Accounting for Derivative Instruments and Hedging Activities’, FAS 138, ‘Accounting for Certain Derivative Instruments and Hedging Activities’ and FAS 149, ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’. The movement in the fair value of derivatives qualifying as hedge instruments is recorded either in the Statement of Other Comprehensive Income until the hedged item is recognized in income or the Income Statement.

In 2004, application of FAS 133 led to a profit before tax of EUR 49 million and a decrease of EUR 130 million after tax in Other Comprehensive Income. Accounting for financial instruments under IFRS differs in certain specific aspects from US GAAP. The reconciling item is the result of a difference in accounting (due to the change of accounting policy under IFRS in 2006) as well as different adoption dates and different transitional arrangements. FAS 133 is applied as from January 1, 2003, while IAS 32 and 39 are applied as from January 1, 2005. As of December 31, 2006, this results in a EUR 70 million reconciling equity item (2005: EUR 73 million).

Available-for-sale financial assets

IAS 39, ‘Financial instruments’ was applied for our minority participating interest in Infonet. As stated before, KPN elected the exemption to apply the financial instruments standards IAS 32 and 39 as from January 1, 2005 rather than at transition date. As a result, the accounting for and reconciliation of KPN’s share in Infonet in 2004 was based on Dutch GAAP.

KPN’s 17.9% interest in Infonet Inc. was carried at cost until December 2004. As from January 2005, it was fair valued with the resulting gain being recognized in equity. Under US GAAP, KPN’s share in Infonet represented an available-for-sale marketable security under FAS 115, ‘Accounting for Certain Investments in Debt and Equity Securities’. In accordance with FAS 115, marketable securities are marked to market at each reporting date with the resulting unrealized gains and losses reported in Other Comprehensive Income. In 2005, KPN sold its interest in Infonet.

The EUR 7 million reconciling item in equity as of December 31, 2004 represents the difference between valuation at cost under Dutch GAAP and at fair value under US GAAP. The reconciling item in the 2005 result relates to a different amount of unrealized gains under US GAAP being recycled through the Income Statement in 2005 compared to IFRS.

Minority interests

As a result of different accounting treatments between US GAAP and IFRS, there are differences in equity and profit after taxes of certain Group companies and, in cases where third parties participate, in Minority interest attributable to participating third parties. At December 2005, this reconciling item primarily related to Xantic, which was subsequently sold in 2006. As of December 31, 2004, this reconciling item was primarily related to Xantic and KPN Mobile. The movement in the year 2005 mainly related to the acquisition of the minority interest in KPN Mobile, whereas the movement in 2006 related to Xantic.

Investment grants to replace WIR allowances

In 1998, KPN decided to no longer recognize the deferred investment grants in the Consolidated Balance Sheet, leading to a EUR 86 million release. US GAAP stipulates that these grants be added to income according to the original schedule. Accordingly, the deferred investment grant under US GAAP was EUR 16 million as of December 31, 2006 (2005: EUR 21 million; 2004: EUR 26 million).

Foundation PVKPN

In the past, KPN established the foundation PVKPN to stimulate individual and organized leisure activities for all employees and relatives of KPN and its subsidiaries. PVKPN derives its revenues from member fees, interest and an annual and initial contribution from KPN. PVKPN is in effect providing ongoing benefits to the KPN employees by funding extracurricular activities of such employees; therefore, US GAAP Interpretation 1 to APB 25 is applicable. This rule prescribes that compensation-like expenses paid by a third party on behalf of a company would

Back to Contents    170

be expensed by such company as the third party incurs expenses related to providing benefits to the company’s employees.

KPN therefore has to record its initial contribution to PVKPN as restricted cash and subsequently record an expense over time when PVKPN spends this money on benefits, activities, etcetera for KPN employees. This resulted in a EUR 5 million increase in cash due to reversing the amount previously expensed in 2004.

Realization of cumulative translation differences

Under IFRS, KPN elected to apply the exemption not to comply with requirements to recalculate cumulative translation differences that existed at the date of transition to IFRS. Consequently, KPN has set the cumulative translation differences for all foreign operations at zero at the date of transition to IFRS. Gains or losses on a subsequent disposal of any foreign operation shall only include translation differences subsequent to January 1, 2004, the transition date to IFRS. This resulted in a reconciling item, as under US GAAP also translation differences incurred before January 1, 2004 are taken into account. In 2006, KPN sold its interest in Xantic resulting in a EUR 15 million recycling of currency translation adjustments.

Technical equipment lease

During 2001, KPN entered into a sale and leaseback transaction of certain technical equipment in use by us. Under IFRS, the net cash received less the payment liability assumed is recognized as Other income and cash received. Under US GAAP, KPN recognizes the gross cash received and payment liabilities on the balance sheet and the net gain on the transaction recognized as Other income over the 16-year lease term. This transaction did not have a significant impact on profit after taxes and, as a result, no reconciling item was reported.

G. Reclassifications and other

Under IFRS, certain items are disclosed in different sections of KPN’s Consolidated Balance Sheet and Consolidated Income Statement compared to US GAAP. These differences do not lead to any differences in equity and profit after taxes attributable to equity holders.

Cash flow statements

KPN compiles its Consolidated Cash Flow Statement in accordance with IAS 7, which is permitted by the SEC’s rules applicable to Annual Reports on Form 20-F.

Sale of operations and assets

Under IFRS, KPN presents book gains on the sale of operations and assets as part of Other income as part of the operating profit. Under US GAAP, such proceeds would be excluded from Operating profit.

Discontinued operations

In 2004, 2005 and 2006, certain disposals - including PanTel, Contrado and Xantic - qualified as discontinued operations in accordance with FAS 144. The non-taxable gain on disposal associated with the discontinued operation was EUR 74 million under IFRS for the year ended December 31, 2006. Under US GAAP, this gain was EUR 18 million as the carrying value of Xantic under US GAAP was higher than under IFRS due to the differences in amortization of goodwill and employee benefits. These disposals did not qualify as discontinued operations under IFRS, as they did not represent a separate major line of business or geographical area of operations.

Sale and leaseback of real estate properties

In 2001, 2002 and 2003, KPN entered into sale-and-leaseback arrangements whereby certain real estate properties were sold to third parties and leased back by KPN under operating leases. Under IFRS, the total gain on these sale and leaseback transactions was recognized in Other income. Under US GAAP, the net gain on the sale of real estate in connection with a sale and leaseback arrangement is generally recognized over the term of the lease. These transactions did not have a significant impact on profit after taxes and therefore no reconciling item was reported.

Earn-out settlements

As part of certain acquisitions in 2006, KPN agreed upon earn-out settlements that could give rise to a reconciling item between IFRS and US GAAP. Under IFRS, contingent consideration based on maintaining or achieving specified earnings in future periods is recorded at acquisition date as a liability if it is probable that the amount will be paid and it can be measured reliably. If specified earnings are not maintained or met, goodwill capitalized (or deducted from net equity) and the related earn-out liability recorded will be adjusted accordingly. Under US GAAP, such arrangements are generally not recognized until the contingency is resolved and the consideration is issued or becomes issuable. Upon the resolution of a contingency based on future earnings, any additional consideration paid is recorded by the acquiring enterprise as an additional purchase price of the acquired enterprise. During 2006, KPN made no such payments.

Telfort restructuring

Due to the differences between US GAAP and IFRS with respect to the Telfort restructuring (see Note [7]), there are certain differences in accounting treatment. Besides a EUR 33 million reconciling item in goodwill (refer to A. Goodwill and Other Long-Lived Assets for details), a reclassification in the Income Statement is necessary to arrive from IFRS figures to those under US GAAP. IFRS 3 requires that any adjustment in the deferred taxes for unrecognized tax loss carry forwards one year after acquisition date be processed through the Income Statement, whereas that adjustment is recognized without effect on the Income Statement under US GAAP.

Back to Contents    171

Koninklijke KPN N.V.

Back to Contents

2006 Corporate Financial Statements

Back to Contents

Corporate Income Statement

Amounts in millions of euro	2006	2005

Income from Group companies after taxes	1,757	1,508
Other income and expense after taxes	–174	–71
Profit/(loss) after taxes	1,583	1,437

Back to Contents    172

Back to Contents

Corporate Balance Sheet

Before appropriation of net result

Assets

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005

FIXED ASSETS

Financial fixed assets
Investments in Group companies	11,848	12,342
Loans to Group companies	9,718	10,051
Derivative financial instruments	13	17
Other financial fixed assets	503	731
Total financial fixed assets [A]	22,082	23,141

Total fixed assets	22,082	23,141

CURRENT ASSETS
Receivables [B]	959	1,078
Prepayments and accrued income	1	1
Cash and cash equivalents	128	37
Total current assets	1,088	1,116

TOTAL	23,170	24,257

[..]  Bracketed letters refer to the Notes to the Corporate Balance Sheet.

Liabilities

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS
Subscribed capital stock	463	517
Additional paid-in capital	12,100	14,117
Hedge reserve (net of tax)	–96	–154
Revaluation reserve (net of tax)	350	292
Cumulative translation adjustment	-	8
Retained earnings	–10,205	–11,141
Profit or loss current year	1,583	1,437
Total equity attributable to equity holders [C]	4,195	5,076

PROVISIONS
Pension provisions	1,197	1,129
Other provisions	30	10
Total provisions	1,227	1,139

LONG-TERM LIABILITIES
Loans	9,012	9,145
Derivative financial instruments	925	716
Other long term liabilities	44	39
Total long-term liabilities	9,981	9,900

CURRENT LIABILITIES
Derivative financial instruments	2	7
Other liabilities [D]	7,569	7,957
Accruals and deferred income	196	178
Total current liabilities	7,767	8,142

TOTAL	23,170	24,257

[..]  Bracketed letters refer to the Notes to the Corporate Balance Sheet.

Back to Contents    173

Back to Contents

General Notes to the Corporate Financial Statements

The Corporate Financial Statements are part of the 2006 Consolidated Financial Statements of Koninklijke KPN N.V. With reference to the Income Statement of Koninklijke KPN N.V., use has been made of the exemption pursuant to Section 402 of Book 2 of the Dutch Civil Code.

For the principles for the recognition and measurement of assets and liabilities and determination of the result for its corporate financial statements, Koninklijke KPN N.V. applies the option provided in Section 2:362 (8) of the Dutch Civil Code. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as ‘Accounting policies’) of the Corporate Financial Statements of Koninklijke KPN N.V. are the same as those applied for the Consolidated Financial Statements under IFRS. Participating interests, over which significant influence (including control) is exercised, are stated applying the equity method. These Consolidated Financial Statements are prepared according to the standards laid down by the International Accounting Standards Board and adopted by the EU. For details, reference is made to the Notes to the Consolidated Financial Statements.

Back to Contents

Notes to the Corporate Balance Sheet

Fixed assets

[A] Financial fixed assets

Amounts in millions of euro	Group companies	Loans to Group companies	Other financial fixed assets	Total

Balance as of December 31, 2004	11,094	9,120	1,213	21,427

Changes in accounting policies	-	-	–18	–18
Balance as of January 1, 2005	11,094	9,120	1,195	21,409

Exchange rate differences	9	-	-	9
Income from Group companies after taxes	1,508	-	-	1,508
New loans	-	925	-	925
Withdrawals/redemptions	1	–83	–10	–92
Change in deferred taxes	-	-	–437	–437
Transfer from current portion	-	89	-	89
Dividends	–270	-	-	–270
Total changes	1,248	931	–447	1,732

Balance as of December 31, 2005	12,342	10,051	748	23,141

Exchange rate differences	–8	-	-	–8
Income from Group companies after taxes	1,757	-	-	1,757
New loans	-	192	-	192
Withdrawals/redemptions	-	–81	–4	–85
Change in deferred taxes	-	-	–228	–228
Transfer from current portion	-	–444	-	–444
Dividends	–2,249	-	-	–2,249
Other	6	-	-	6
Total changes	–494	–333	–232	–1,059

Balance as of December 31, 2006	11,848	9,718	516	22,082

Financial fixed assets include among other things loans to Group companies for EUR 9,718 million excluding accrued interest (2005: EUR 10,051 million) with maturity dates between 2007 and 2016 (and with a mixture of interest rates: floating, fixed or profit depending).

Back to Contents    174

Other financial fixed assets include a deferred tax asset of EUR 468 million (2005: EUR 730 million) and derivative financial instruments of EUR 13 million (2005: EUR 17 million).

Current assets

[B] Receivables

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005

Short-term loans to Group companies	829	711
Taxes	125	359
Other receivables	5	8
Balance as of	959	1,078

Short-term loans to Group companies include several current accounts with Group companies with a maturity date before December 31, 2007.

Equity attributable to equity holders

[C] Equity attributable to equity holders

For a breakdown of Equity attributable to equity holders, reference is made to the Consolidated Statement of Changes in Group Equity and the Notes thereto.

Legal reserves

Movements in legal reserves, which can not be distributed freely, are presented below:

Amounts in millions of euro	Undistribut- able results Group companies and associates	Revalu- ation financial assets	Revalu- ation reserve property, plant and equipment	Hedge reserve	Cumulative translation adjustments	Tax effect	Total

Balance as of December 31, 2004	137	-	487	-	–1	–146	477

Change in accounting policies	-	23	-	–236	-	71	–142
Balance as of January 1, 2005	137	23	487	–236	–1	–75	335

Exchange rate differences	-	-	-	-	9	-	9
Sale of assets	-	–23	-	-	-	-	–23
Release	–137	-	–72	-	-	21	–188
Additions, net	-	-	-	15	-	–5	10
Reclassification from Retained earnings	-	-	-	-	-	3	3
Balance as of December 31, 2005	-	-	415	–221	8	–56	146

Exchange rate differences	-	-	-	-	–8	-	–8
Release	-	-	–65	-	-	19	–46
Additions, net	-	-	-	92	-	–34	58
Reclassification Retained earnings	-	-		-	-	104	104
Balance as of December 31, 2006	-	-	350	–129	0	33	254

Back to Contents    175

Retained earnings

Movements in Retained earnings are as follows:

Amounts in millions of euro

Balance as of December 31, 2004	–11,639

Change in accounting policies	–3
Balance as of January 1, 2005	–11,642

Prior year profit	1,707
Shares sold (option exercised)	28
Shares repurchased (including for option plans and repurchase costs)	–1,784
Shares cancelled	1,252
Dividend	–890
Reclassification from Legal reserves	–3
Other	191
Balance as of December 31, 2005	–11,141

Prior year profit	1,437
Shares sold (option exercised)	32
Shares repurchased (including for option plans and repurchase costs)	–1,581
Shares cancelled	2,071
Dividend	–982
Reclassification to Legal reserves	–104
Other	63
Balance as of December 31, 2006	–10,205

The EUR 104 million reclassification from Retained Earnings to Legal Reserves represents the tax effect in 2006 on the revaluation of the cable networks for tax purposes. Reference is made to Note [7] in the Notes to the Consolidated Income Statement.

Current liabilities

[D] Other liabilities

Other liabilities include for EUR 6,872 million financial current accounts and loans from Group companies (2005: EUR 5,822 million). They also include EUR 80 million taxes payable and social security contributions (2005: EUR 141 million).

COMMITMENTS AND CONTINGENCIES

Amounts in millions of euro	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004

Commitments by virtue of guarantees	34	22	25

We have issued several declarations of joint and several liabilities for various Group companies in compliance with Section 403, Book 2 of the Dutch Civil Code. These declarations of joint and several liabilities for Group companies are included in a complete list of subsidiaries and participating interests, which is available at the offices of the Chamber of Commerce in The Hague.

Directors’ Remuneration

Reference is made to note [3], Employee benefits of the Consolidated Financial Statements.

The Hague, March 1, 2007

The Supervisory Board:	Board of Management:

A.H.J. Risseeuw	A.J. Scheepbouwer
D.G. Eustace	M.H.M Smits
M. Bischoff	S.P. Miller
V. Halberstadt	E. Blok
D.I. Jager	J.B.P. Coopmans
M.E. van Lier Lels
J.B.M. Streppel

Back to Contents    176

Back to Contents

Other information

Proposed appropriation of result

On outstanding Class B preferred shares, a dividend is paid out equal to the average of the 12-month Euribor increased by 1%. If the 12-month Euribor is no longer determined, the dividend on preference shares will be calculated based on the yield on State loans (article 35 sub 1, Articles of Association). No Class B preferred shares were outstanding in 2006. Subsequently, subject to the approval of the Supervisory Board, the Board of Management will determine what proportion of net income remaining after payment of the dividend on any Class B preferred shares will be appropriated to the reserves (article 35 sub 2, Articles of Association). The part of the profit remaining after the appropriation to the reserves shall be at the disposal of the

Back to Contents    177

general meeting (article 35 sub 3 Articles of Association). The Board of Management, with the approval of the Supervisory Board, may also appropriate the complete profit to the reserves.

On March 1, 2007, the Board of Management, with approval of the Supervisory Board, has appropriated an amount of EUR 612 million out of the profit to the Other reserves. On August 11, 2006 an interim dividend of EUR 0.16 was paid to all holders of ordinary shares, amounting to a total of EUR 321 million. The remaining part of the profit over 2006, amounting to EUR 650 million, is available for distribution as final dividend.

The Board of Management, with the approval of the Supervisory Board, will propose to the Annual General Meeting of Shareholders to determine the total dividend over 2006 at EUR 0.50 per ordinary share. After deduction of the interim dividend of EUR 0.16 per ordinary share, the final dividend will be EUR 0.34 per ordinary share. Subject to the provisions of Article 37 of the Articles of Association, the 2006 final dividend will become payable as of April 17, 2007. The payout ratio of this dividend amounts to 63.3% of our profit for 2006.

Subsequent events

Reference is made to the section ‘Subsequent events in the Consolidated Financial Statements’.

Back to Contents    178

Back to Contents

Information about the KPN share

We attach great importance to transparent and regular communication with our shareholders, other capital providers and their intermediaries. Presentations for and meetings with investors and analysts are held on a regular basis, including those in connection with the announcement of our results. Analysts’ meetings and conference calls were organized around the publication of the quarterly results and broadcasted live via the Internet to ensure that all groups of investors receive the same information. We also emphasize communication with our retail investors by, for example, providing them with our free quarterly information bulletin ‘In Portefeuille’. In addition, we regularly organize presentations for retail investors. In 2003, we joined the Shareholders’ Communication Channel, an initiative in which 14 major Dutch companies and 10 depositary banks are participating in order to facilitate communication between companies and their shareholders, and between shareholders themselves. In all these activities, our management is supported by the Investor Relations department, which is at the investors’ and analysts’ disposal on a daily basis.

For more information, reference is made to the Investor Relations pages on www.kpn.com.

Listings

We are listed on the following stock exchanges (ticker: KPN):
Euronext Amsterdam	since June 1994
New York (NYSE)	since October 1995
London	since June 1996
Frankfurt	since July 1996

Since June 13, 1994, our ordinary shares have been listed on the Euronext Amsterdam. Relating to our New York listing, we have an unrestricted sponsored ADR (‘American Depository Receipts’) facility with JP Morgan Chase Bank, N.A. as depositary pursuant to a deposit agreement. ADR’s evidence ADSs, each of which represents the right to receive one ordinary share. At the end of 2006, the number of issued ADRs amounted to 14,591,771 (2005: 11,528,996). ADRs are listed for trading under the ticker ‘KPN’ on the New York Stock Exchange (‘NYSE’). For further information on our ADR facility, reference is made to Additional information for Shareholders - American Depository Receipts.

Indices

KPN shares are included in the following leading indices (weightings by the end of 2006):
AEX	5.56%
DJ Europe Telecom	8.72%
FTSE Eurofirst 300 Telecom	4.93%
MSCI Euro	0.74%

Share ownership

Our ordinary shares are held in bearer form or held in the form of ordinary shares registered in KPN’s share register in The Hague, The Netherlands. At the Annual General Meeting of April 12, 2005, it was decided that the conversion of shares in bearer form into ordinary registered form is not possible anymore. Conversion of ordinary registered shares in ordinary bearer shares remains possible. On September 22, 2006, the State of The Netherlands sold the remainder of its share in our Company. Capital Group International, Inc., Capital Research and Management Company and Barclays Plc have notified The Netherlands Authority for the Financial Markets (‘AFM’) that they hold respectively between 5%-10% (November 1, 2006: 7.4%), 15%-20% (January 8, 2007: 15.07%) and 5%-10% (January 5, 2007: 5.38%) of the ordinary shares of KPN. To our knowledge, no other shareholder owns 5% or more of our outstanding shares at December 31, 2006. For more information, reference is made to Additional Information for Shareholders - Obligations to disclose holdings.

Back to Contents    179

SHARE PRICE 2003-2006

The Dow Jones Telecom and AEX indices have been rebased to the KPN share price on December 31, 2003 (in euro).

DIVIDEND POLICY

KPN intends to maintain its medium-term dividend policy according to which KPN expects to pay out a dividend between 35 and 50 percent of its annual free cash flow, defined as net cash flow provided by operating activities minus capital expenditures.

KPN proposed to declare a cash dividend of EUR 0.50 per share in respect of the year ending December 2006, of which EUR 0.16 was paid out as an interim dividend in August 2006. The proposed dividend will be presented for approval at the Annual General Meeting of Shareholders to be held on April 17, 2007 and, upon approval, paid out shortly thereafter. KPN also intends that the total amount of dividend paid over the fiscal year 2007 will at least be equal to the total amount of dividend paid over the fiscal year 2005 (approximately EUR 950 million).

This policy may change and is based on a number of assumptions concerning future events and is subject to uncertainties and risks that are outside our control.

Financial policy

KPN seeks to ensure that net debt to operating result plus depreciation, amortization and impairments remains within the range of 2 to 2.5 times. Furthermore, KPN intends to maintain a minimum credit rating of Baa2 (Moody’s) and BBB (S&P). We expect that this financial policy will allow KPN to continue with its policy of accommodating an attractive dividend policy, while maintaining flexibility to grow and invest in its business.

This policy may change and is based on a number of assumptions concerning future events and is subject to uncertainties and risks that are outside our control.

Share repurchase program

KPN reaffirms it has no intention to hold unutilized surplus cash balances. We intend to return surplus cash to shareholders via either additional special dividends or share repurchases. Such repurchases will only be undertaken at a price, which enhances value for the remaining shareholders. To this end, in 2006 KPN repurchased 164.9 million shares at an average price of EUR 9.59 for a total amount of EUR 1.6 billion, of which 80 million shares were repurchased from the Dutch State (for a total amount of

Back to Contents    180

EUR 0.8 billion) and of which 2.1 million shares were repurchased to cover share and option plans. Following the repurchase from the State on September 22, 2006 the EUR 1 billion share repurchase program announced in February 2006 was completed. During 2006, the shares purchased under our 2006 share repurchase program and from the Dutch State (both repurchased in 2005 and 2006) totaling 222,809,044 shares were cancelled. The number of outstanding shares amounts to 1,928,551,326.

Within the context of the financial policy KPN started on February 7, 2007 a EUR 1 billion share repurchase program, to be executed during 2007 but only at a price which enhances value for the remaining shareholders.

PER-SHARE INFORMATION

Per ordinary share or per ADS in euro	2006	2005	2004

Non-diluted profit after taxes	0.79	0.66	0.72
Fully diluted profit after taxes 1)	0.79	0.65	0.71

Dividend	0.50 2)	0.45	0.35
Pay-out ratio	63.3% 2)	68.2%	48.6%

Number of outstanding shares 3) 4)
• At year-end	1,928,551,326	2,151,360,369	2,329,399,969
• On average (weighted)	2,005,326,106	2,192,232,156	2,385,418,773

Closing prices at Euronext Amsterdam	10.77	8.47	6.99

Closing prices at NYSE (USD)	14.26	10.04	9.56

Average daily trading volume at Euronext Amsterdam (x 1,000)	10,751	14,050	11,474

1)

Fully diluted (dilution in relation to the convertible bond maturing November 2005 and the options and shares granted within the scope of management and employee option plans and performance share plan).

2)	Proposal to the Annual Meeting of Shareholders to be held on April 17, 2007.
3)	Excluding the special share of the State of The Netherlands.
4)

During 2006 we cancelled 222,908,044 shares of which 60,000,000 were repurchased in 2005. On December 6, 2005, we cancelled 181,039,631 shares of which we bought 179,750,137 shares during 2005 and 1,289,494 shares in 2004. On October 28, 2004, we cancelled 80,627,065 ordinary shares we bought under our initial share repurchase program of EUR 500 million. On December 16, 2004, we cancelled another 80,969,811 ordinary shares bought under our second share repurchase program of EUR 1 billion.

The following tables set forth the high and low closing prices of ordinary shares and ADSs for the periods by Euronext Amsterdam and the NYSE:

CLOSING PRICES OF OUR ORDINARY SHARES ON EURONEXT AMSTERDAM AND ADSS ON THE NEW YORK STOCK EXCHANGE

		Euronext Amsterdam		NYSE
		High	Low	High	Low
		EUR		USD
2005	1st quarter	7.50	7.00	9.75	9.18
	2nd quarter	7.03	6.39	9.14	7.89
	3rd quarter	7.74	6.75	9.71	8.09
	4th quarter	8.56	7.49	10.17	9.05
2006	1st quarter	9.44	7.72	11.29	9.31
	2nd quarter	9.86	8.59	12.35	10.80
	3rd quarter	10.10	8.50	12.88	10.68
	4th quarter	10.94	10.01	14.50	12.62
2007 (until February 28)	1st quarter	12.08	10.88	15.91	14.15

MONTHLY HIGH AND LOW CLOSING PRICES OF OUR ORDINARY SHARES ON EURONEXT AMSTERDAM AND ADSS ON THE NEW YORK STOCK EXCHANGE

	Euronext Amsterdam		NYSE
	High	Low	High	Low
	EUR		USD
September 2006	10.10	9.59	12.88	12.36
October 2006	10.76	10.01	13.69	12.62
November 2006	10.80	10.35	13.95	13.28
December 2006	10.94	10.36	14.50	13.82
January 2007	11.69	10.88	15.26	14.28
February 2007 (until February 28)	12.08	10.89	15.91	14.15

The closing price of the ordinary shares on Euronext Amsterdam on February 28, 2007 was EUR 11.66. The closing price of the ADSs on the NYSE on February 28, 2007 was USD 15.46.

Back to Contents    181

Financial calendar 2007

April 17, 2007
Annual General Meeting of Shareholders

April 19, 2007
Ex-dividend listing of shares

April 27, 2007
Start of payment of 2006 final dividend

May 8, 2007
Publication of results for the first quarter of 2007

July 31, 2007
Publication of results for the second quarter of 2007

October 30, 2007
Publication of results for the third quarter of 2007

Note that these dates may be subject to change.

Contact

For additional information, please contact:

KPN Investor Relations
Attn. Eric Hageman
Tel.:	(+31) 70 446 09 86
Fax:	(+31) 70 446 05 93
www.kpn.com (‘About KPN’)
ir@kpn.com

Should you be interested in receiving our magazine for retail investors (‘In Portefeuille’, which is only published in Dutch), we kindly request you to send your address to:

KPN Corporate Communications
Attn. Koenraad van Hasselt
P.O. Box 30000
2500 GA The Hague
The Netherlands
koenraad.vanhasselt@kpn.com

Back to Contents    182

Back to Contents

Additional information for shareholders

Legal structure

The following table sets forth the name and jurisdiction of incorporation of, and our ownership and voting interest (if different) in, our principal operating subsidiaries and other principal interests as of February 28, 2007.

Name of Subsidiaries and other principal interests	Country of incorporation	Percentage ownership/ voting interest

KPN B.V.:	The Netherlands	100.0
• KPN EuroRings B.V.	The Netherlands	100.0
• Infonet Nederland B.V.	The Netherlands	100.0
• XS4ALL Holding B.V.	The Netherlands	100.0
• KPN Telecom Retail B.V.	The Netherlands	100.0
• KPN HotSpots B.V.	The Netherlands	100.0
• Telfort B.V.	The Netherlands	100.0
• Sympac B.V.	The Netherlands	100.0

KPN Telecommerce B.V.:	The Netherlands	100.0
• KPN Consumer Internet and Media Services B.V.	The Netherlands	100.0

KPN Mobile Holding B.V.:	The Netherlands	100.0
• E-Plus Mobilfunk GmbH & Co.KG	Germany	22.5
• KPN Mobile N.V.:	The Netherlands	100.0
- KPN Mobile International B.V.	The Netherlands	100.0
- BASE N.V./S.A.	Belgium	100.0
- E-Plus Mobilfunk GmbH & Co.KG	Germany	77.5

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

The noon buying rate for the euro in the City of New York for cable transfers as certified for Customs purposes by the Federal Reserve Bank of New York on 28th of February was USD 1.3230 per EUR 1.00.

The following table sets forth the average noon buying rate for the euro for each of the previous five years:

Year	Average 1)
2002	0.95
2003	1.13
2004	1.24
2005	1.24
2006	1.26

1) Average of the noon buying rates on the last business day for each full calendar month during the relevant period.

The following table sets forth the high and low noon buying rates for the euro in US dollar for each of the monthly periods indicated:

Month	High	Low
September 2006	1.28	1.27
October 2006	1.27	1.25
November 2006	1.33	1.27
December 2006	1.33	1.31
January 2007	1.33	1.29
February 2007 (until February 28)	1.32	1.29

For a more complete discussion of exchange rate fluctuations and the hedging techniques that we use to manage our exposure to these fluctuations, reference is made to Quantitative and Qualitative Disclosures About Market Risk.

Back to Contents    183

Obligations to disclose holdings

Pursuant to the Dutch 1996 Act on Disclosure of Holdings in Listed Companies (Wet Melding Zeggenschap in ter beurze genoteerde vennootschappen 1996, or Wmz), anyone acting alone or in concert, as defined in the Wmz Act, obtaining or divesting, directly or indirectly, an interest in our share capital causing that holder’s percentage of interest in our issued capital or percentage of voting right interest to fall into a different range, must immediately notify us and the Authority for the Financial Markets. These ranges are: 0-5%, 5-10%, 10-15%, 15-20%, 20-25%, 25-30%, 30-40%, 40-50%, 50-60%, 60-75% and 75-95%. The Authority for the Financial Markets will disclose the information by publication in a newspaper. Failure to disclose a person’s shareholdings qualifies as an offense, and may result in civil penalties, including suspension of voting rights and administrative penalties.

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

Capital Group International, Inc., Capital Research and Management Company and Barclays Plc have notified The Netherlands Authority for the Financial Markets (‘AFM’) that they hold respectively between 5%-10% (November 1, 2006: 7.4%), 15%-20% (January 8, 2007: 15.07%) and 5%-10% (January 5, 2007: 5.38%) of the ordinary shares of KPN. To our knowledge, no other shareholder owns 5% or more of our outstanding shares at December 31, 2006.

American Depositary Receipts

The following is a summary of certain provisions of the Deposit Agreement (as amended and including all exhibits thereto, referred to hereinafter as the Deposit Agreement), between KPN, JPMorgan Chase Bank, N.A. (acting as depository bank (the Depository)) and all holders from time to time of the American Depositary Receipts (ADRs) issued thereunder. This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement. The Deposit Agreement is an exhibit to this Annual Report and will be available for inspection at the principal office of the Depositary in New York, which is presently located at 4 New York Plaza, New York, New York 10004, U.S.A. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

ADRs evidencing American Depositary Shares (‘ADS’) are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents the right to receive one ordinary share deposited under the Deposit Agreement (together with all other securities, property and cash held thereunder at any time in respect of or in lieu of such deposited Shares, referred to hereinafter as the Deposited Securities). Ordinary shares will be deposited to an account maintained by ING Groep N.V., Amsterdam, as the custodian and agent of the Depositary in The Netherlands (the Custodian). Only persons in whose name ADRs are registered in the books of the Depositary will be treated by the Depositary and us as legal owners of such ADRs.

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

Taxation

This is a general summary and the tax consequences as described here may not apply to each holder of ordinary shares or ADSs. Any potential investor should consult his or her own tax advisor for more information about the tax consequences of acquiring, owning and disposing of ordinary shares or ADSs in particular circumstances.

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

Back to Contents    184

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

Dutch taxation of non-resident holders of ordinary shares or ADSs

Taxes on income and capital gains

Resident holders of ordinary shares or ADSs

General

The summary set out in this section “Taxes on income and capital gains - Resident holders of ordinary shares or ADSs” only applies to a holder of ordinary shares or ADSs who is a Dutch Individual or a Dutch Corporate Entity.

For the purposes of this section you are a Dutch Individual if you satisfy the following tests:
a.	you are an individual;
b.	you are resident, or deemed to be resident, in The Netherlands for Dutch income tax purposes, or you have elected to be treated as a resident of The Netherlands for Dutch income tax purposes;
c.	your ordinary shares or ADSs and any benefits derived or deemed to be derived therefrom have no connection with your past, present or future employment, if any; and
d.

your ordinary shares or ADSs do not form part of a substantial interest (aanmerkelijk belang) or a deemed substantial interest in us within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (‘Wet inkomstenbelasting 2001’) 2).

If you are an individual and a holder of ordinary shares or ADSs and if you satisfy test b., but do not satisfy test c. and/or test d., your Dutch income tax position is not discussed in this Annual Report. If you are an individual and a holder of ordinary shares or ADSs who does not satisfy test b., please refer to the section “Taxes on income and capital gains - Non-resident holders of ordinary shares or ADSs”.

Generally, if a person holds an interest in us, such interest forms part of a substantial interest or a deemed substantial interest in us if any one or more of the following circumstances is present.
•

Such person alone or, if he is an individual, together with his partner (partner, as defined in Article 1.2 of the Dutch Income Tax Act 2001), if any, has, directly or indirectly, the ownership of shares in us representing five per cent or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent five per cent or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or the ownership of profit participating certificates (winstbewijzen) that relate to five per cent or more of our annual profit or to five per cent or more of our liquidation proceeds.

•

Such person’s shares, profit participating certificates or rights to acquire shares or profit participating certificates in us have been acquired by him or are deemed to have been acquired by him under a non-recognition provision.

•

Such person’s partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner has a substantial interest (as described under 1. and 2. above) in us.

For purposes of the above, a person who is entitled to the benefits from shares or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share or profit participating certificate, as the case may be.

For the purposes of this section you are a Dutch Corporate Entity if you satisfy the following tests:
1.	you are a corporate entity (including an association that is taxable as a corporate entity) that is subject to Dutch corporation tax in respect of benefits derived from its ordinary shares or ADSs;
2.	you are resident, or deemed to be resident, in The Netherlands for Dutch corporation tax purposes;
3.	you are not an entity that, although in principle subject to Dutch corporation tax, is, in whole or in part, specifically exempt from that tax; and
4.	you are not an investment institution (beleggingsinstelling) as defined in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

If you are a corporate entity and a holder of ordinary shares or ADSs and if you do not satisfy any one or more of these tests, with the exception of test 2., your Dutch corporation tax position is not discussed in this Annual Report. If you are a corporate entity and a holder of ordinary shares or ADSs that does not satisfy test 2., please refer to the section “Taxes on income and capital gains - Non-resident holders of ordinary shares or ADSs”.

Dutch Individuals deriving profits from an enterprise

If you are a Dutch Individual and if you derive or are deemed to derive any benefits from ordinary shares or ADSs, including any capital gains realised on the disposal thereof, that are attributable to an enterprise from which you derive profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of an enterprise, other than as an entrepreneur or a shareholder, such benefits are generally subject to Dutch income tax at progressive rates.

Dutch Individuals deriving benefits from miscellaneous activities

If you are a Dutch Individual and if you derive or are deemed to derive any benefits from ordinary shares or ADSs, including any

2)

The notional provision of article 4.11 Dutch Income Tax Act aims at the presence of a substantial interest and not at shares that belong to a substantial interest. Therefore not “...do not form part or are deemed to form part...”.

Back to Contents    185

gain realised on the disposal thereof, that constitute benefits from miscellaneous activities (resultaat uit overige werkzaamheden), such benefits are generally subject to Dutch income tax at progressive rates.

If you are a Dutch Individual you may, inter alia, derive benefits from ordinary shares or ADSs that are taxable as benefits from miscellaneous activities if your investment activities go beyond the activities of an active portfolio investor, for instance in the case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge.

Other Dutch Individuals

If you are a Dutch Individual and your situation has not been discussed before in this section “Taxes on income and capital gains - Resident holders of ordinary shares or ADSs”, benefits from your ordinary shares or ADSs will be taxed as a benefit from savings and investments (voordeel uit sparen en beleggen). Such benefit is deemed to be four per cent per annum of the average of your “yield basis” (rendementsgrondslag) at the beginning and at the end of the year, insofar as that average exceeds the “exempt net asset amount” (heffingvrij vermogen). The benefit is taxed at the rate of thirty per cent. The value of your ordinary shares or ADSs forms part of your yield basis. Actual benefits derived from your ordinary shares or ADSs, including any capital gains realised on the disposal thereof, are not as such subject to Dutch income tax.

Dutch Corporate Entities

If you are a Dutch Corporate Entity, any benefits derived or deemed to be derived by you from ordinary shares or ADSs, including any capital gains realised on the disposal thereof, are generally subject to Dutch corporation tax.

Non-resident holders of ordinary shares or ADSs

The summary set out in this section “Taxes on income and capital gains - Non-resident holders of ordinary shares or ADSs” only applies to a holder of ordinary shares or ADSs who is a Non-resident holder of ordinary shares or ADSs.

For the purposes of this section, you are a “Non-resident holder of ordinary shares or ADSs” if you satisfy the following tests:
a.

you are neither resident, nor deemed to be resident, in The Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, if you are an individual, you have not elected to be treated as a resident of The Netherlands for Dutch income tax purposes;

b.

your ordinary shares or ADSs and any benefits derived or deemed to be derived therefrom have no connection with your past, present or future employment or membership of a management board (“bestuurder”) or a supervisory board (“commissaris”);

c.

your ordinary shares or ADSs shares do not form part of a substantial interest or a deemed substantial interest in us within the meaning of Chapter 4 of the Dutch Income Tax Act 2001, unless such interest forms part of the assets of an enterprise; and

d.

if you are not an individual, no part of the benefits derived from your ordinary shares or ADSs is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969.

If you are a holder of ordinary shares or ADSs and you satisfy test a., but do not satisfy any one or more of tests b., c. and d., your Dutch income tax position or corporation tax position, as the case may be, is not discussed in this Annual Report.

See the section “Taxes on income and capital gains - Resident holders of ordinary shares or ADSs” for a description of the circumstances under which ordinary shares or ADSs form part of a substantial interest or a deemed substantial interest in us.

If you are a Non-resident holder of ordinary shares or ADSs you will not be subject to any Dutch taxes on income or capital gains (other than the dividend withholding tax described below) in respect of any benefits derived or deemed to be derived by you from ordinary shares or ADSs, including any capital gains realised on the disposal thereof, except if

•

you derive profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as an entrepreneur or a shareholder, if you are an individual, or other than as an entrepreneur or a holder of securities, if you are not an individual, such enterprise is either managed in The Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in The Netherlands and your ordinary shares or ADSs are attributable to such enterprise; or

•	you are an individual and you derive benefits from ordinary shares or ADSs that are taxable as benefits from miscellaneous activities in The Netherlands.

See the section “Taxes on income and capital gains - Resident holders of ordinary shares or ADSs” for a description of the circumstances under which the benefits derived from ordinary shares or ADSs may be taxable as benefits from miscellaneous activities, on the understanding that such benefits will be taxable in The Netherlands only if such activities are performed or deemed to be performed in The Netherlands.

Dividend withholding tax

General

Dividends distributed by us are generally subject to a withholding tax imposed by The Netherlands at a rate of 15%.

The concept “dividends distributed by us” as used in this section “Taxation” includes, but is not limited to, the following:
•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognised as paid-in for Dutch dividend withholding tax purposes;
•	liquidation proceeds and proceeds of repurchase or redemption of Shares in excess of the average capital recognised as paid-in for Dutch dividend withholding tax purposes;
Back to Contents 186
•

the par value of shares issued by us to a holder of Shares or an increase of the par value of Shares, as the case may be, to the extent that it does not appear that a contribution, recognised for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of capital, recognised as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of our shareholders has resolved in advance to make such repayment and (b) the par value of the Shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.

Dutch Individuals and Dutch Corporate Entities

A Dutch Individual (other than an individual who is not resident or deemed to be resident in The Netherlands, but who has elected to be treated as a resident of The Netherlands for Dutch income tax purposes) and a Dutch Corporate Entity generally can credit Dutch dividend withholding tax against their Dutch income tax or Dutch corporation tax liability, as the case may be, and generally is entitled to a refund in the form of a negative assessment of Dutch dividend withholding tax insofar as such tax, together with any other creditable domestic and/or foreign taxes, exceeds their aggregate Dutch income tax or Dutch corporation tax liability, provided that, in the case of a Dutch Corporate Entity, (i) the dividends distributed by us in respect of which such dividend withholding tax is withheld are included in its taxable profits and (ii) it has timely and duly filed a corporation tax return. In the case of a Dutch Corporate Entity for which dividends distributed by us are not included in its taxable profits, the dividend withholding tax withheld thereon is refunded upon a timely and duly filed request. Pursuant to domestic rules to avoid dividend stripping, Dutch dividend withholding tax will only be creditable by or refundable to the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by us. A holder of ordinary shares or ADSs who receives proceeds therefrom shall not be recognised as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, it has given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen), whereas it may be presumed that (i) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than the actual recipient of the proceeds; and (ii) such person acquires or retains, directly or indirectly, an interest in ordinary shares or ADSs or similar instruments, comparable to its interest in ordinary shares or ADSs prior to the time the composite transaction was first initiated.

An individual who is not resident or deemed to be resident in The Netherlands, but who has elected to be treated as a resident of The Netherlands for Dutch income tax purposes, may be eligible for relief from Dutch dividend withholding tax on the same conditions as an individual who is a Non-resident holder of ordinary shares or ADSs, as discussed below.

See the section “Dividend withholding tax - General” for a description of the concept “dividends distributed by us”.

See the section “Taxes on income and capital gains - Resident holders of ordinary shares or ADSs” for a description of the terms Dutch Individual and Dutch Corporate Entity.

Non-resident holders of ordinary shares or ADSs

If a Non-resident holder of ordinary shares or ADSs is resident in The Netherlands Antilles or Aruba or in a country that has concluded a double tax treaty with The Netherlands, such holder may be eligible for a full or partial relief from the dividend withholding tax, provided such relief is timely and duly claimed. In addition, a qualifying parent company within the meaning of the EU Parent Subsidiary Directive (Directive 90/435/EEC, as amended) is, subject to certain conditions, entitled to an exemption from dividend withholding tax. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner of dividends distributed by us. The Dutch tax authorities have taken the position that this beneficial-ownership test can also be applied to deny relief from dividend withholding tax under double tax treaties, the tax Arrangement for the Kingdom (Belastingregeling voor het Koninkrijk) and the EU Parent Subsidiary Directive.

A holder of ordinary shares or ADSs who receives proceeds therefrom shall not be recognized as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, it has given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen), whereas it may be presumed that (i) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than the actual recipient of the proceeds; and (ii) such person acquires or retains, directly or indirectly, an interest in shares or ADSs or similar instruments, comparable to its interest in shares or ADSs prior to the time the composite transaction was first initiated.

Under the Convention of December 18, 1992, between the Kingdom of The Netherlands and the United States of America for the Avoidance of Double Taxation and the prevention of Fiscal Evasion with respect to Taxes on Income (US/NL Income Tax Treaty), we are generally required to withhold dividend withholding tax at the Dutch statutory rate of 15%. The US/NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein, through a refund procedure.

Back to Contents    187

See the section “Dividend withholding tax - Dutch Individuals and Dutch Corporate Entities” for a description of the term beneficial owner.

See the section “Taxes on income and capital gains - Non-resident holders of ordinary shares or ADSs” for a description of the term Non-resident holder of ordinary shares or ADSs.

Gift and inheritance taxes

If you acquire ordinary shares or ADSs as a gift (in form or in substance) or if you acquire or are deemed to acquire ordinary shares or ADSs on the death of an individual, you will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

•	the donor is, or the deceased was, resident or deemed to be resident in The Netherlands for purposes of gift or inheritance tax (as the case may be); or
•

the ordinary shares or ADSs are or were attributable to an enterprise or part of an enterprise that the donor or deceased carried on through a permanent establishment or a permanent representative in The Netherlands at the time of the gift or of the death of the deceased; or

•

the donor made a gift of ordinary shares or ADSs, then became a resident or deemed resident of The Netherlands, and died as a resident or deemed resident of The Netherlands within 180 days after the date of the gift.

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of the ordinary shares or ADSs.

Certain US federal income tax consequences for holders of shares or ADSs

The following is a general summary of the principal US federal income tax consequences that may be relevant with respect to the purchase, ownership and disposition of shares or ADSs. This summary addresses only the US federal income tax considerations of holders that hold shares or ADSs as capital assets. It is not a comprehensive description of all the tax considerations that may be relevant to a decision to purchase shares or ADSs. In particular, this summary does not address tax considerations applicable to holders that are subject to special tax rules including, without limitation, the following:

•	financial institutions;
•	insurance companies;
•	dealers or traders in securities or currencies;
•	tax-exempt entities;
•	regulated investment companies;
•	persons that hold shares or ADSs as part of a ‘hedging’ or ‘conversion’ transaction or as a position in a ‘straddle’ for US federal income tax purposes;
•	persons that own (or are deemed to own) 10% or more of our voting shares;
•	persons who hold shares or ADSs through partnerships or other pass-through entities;
•	persons that have a ‘functional currency’ other than the US dollar; and
•	persons that have acquired or will acquire shares or ADSs upon the exercise of options or otherwise as compensation.

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

Back to Contents    188

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

Dividends received by a US Holder will generally be taxed at ordinary income tax rates. However, dividends received by an individual US Holder from a qualified foreign corporation prior to January 1, 2011, generally will be taxed at the same rate applicable to long-term capital gains (currently 15%), so long as certain holding period restrictions are met. The term ‘qualified foreign corporation’ includes foreign corporations eligible for the benefits of an approved income tax treaty with the United States, but does not include any foreign corporation that qualifies as a passive foreign investment company (as discussed below). We believe that we are a qualified foreign corporation for these purposes, and therefore dividends paid by us on our shares or ADSs will qualify for the lower rate.

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

Dividends received by a US Holder with respect to shares or ADSs will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. Subject to certain conditions and limitations, and subject to the discussion in the next paragraph, Dutch income tax withheld on dividends at the rate specified in the US/NL Income Tax Treaty may be deducted from taxable income or credited against a US Holder’s US federal income tax liability. In certain circumstances, a US Holder may be unable to claim foreign tax credits for foreign taxes imposed on a dividend if the US Holder (1) has not held the shares or ADSs for at least 16 days in the 31-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (2) is obligated to make payments related to the dividends; or (3) holds the shares or ADSs in arrangements in which the US Holder’s expected profit, after non-US taxes, is insubstantial.

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

Back to Contents    189

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

Passive Foreign Investment Company considerations

A corporation organized outside the United States generally will be classified as a ‘passive foreign investment company’ (PFIC) for US federal income tax purposes in any taxable year in which, after applying certain look-through rules, either: (1) at least 75% of its gross income is ‘passive income’, or (2) on average, at least 50% of the gross value of its assets in a fiscal year is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, we must also include a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest. Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities and gains from commodities and securities transactions. If we were classified as a PFIC, US Holders would be subject to a special, adverse tax regime that would differ in certain respects from that described here and dividends paid by us would not be eligible for the lower rate, as discussed above under ‘Distributions’. Based on our estimated gross income, the average value of our gross assets and the nature of our business, we do not believe that we will be classified as a PFIC in the current taxable year. However, our status in any taxable year will depend on our assets and activities in each year and no assurances can be provided in that regard.

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

You may inspect the information that we filed with the Commission at the public reference facilities maintained by the Commission at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a website at www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission through the Commission’s EDGAR electronic filing system.

If so requested, we will furnish the Depositary with Annual Reports in English, which will include a review of operations and annual audited Consolidated Financial Statements, prepared in conformity with IFRS. Our Annual Report and Form 20-F is available on our website www.kpn.com under the section Investor Relations, publications. Such statements will include a reconciliation of net income and shareholders’ equity to amounts determined in accordance with US GAAP. We also furnish the Depositary with quarterly reports in English prepared in conformity with IFRS, which include unaudited interim financial information. The Depositary will promptly mail such reports to all record holders of ADRs evidencing ADSs. We will also furnish to the Depositary in English all notices of General Meeting of Shareholders and other reports and communications that the Company generally makes available to its shareholders. The Depositary will make notices, reports and communications available to holders of ADRs at the principal office of the Depositary.

Back to Contents    190

Back to Contents

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

ARPU

Average Revenue Per User
ARPU is the sum of connection fees, monthly fixed subscription revenues, traffic revenues and gross service provider revenues less related discounts during a one-month period, divided by the average number of customers during that month. Gross service provider revenues represent revenues generated by third-party providers. We account for the net part as gross service provider revenues. Gross service provider revenue is mainly generated by E-Plus.

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

Bitstream access

Unbundled access to KPN’s metallic local loops using DSL and ATM technology over KPN’s copper infrastructure. A BitStream access connection consists of an xDSL broadband connection combined with an ATM Permanent Virtual Circuit.

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

Back to Contents    191

DVB-T

Digital Video Broadcasting - Terrestrial
DVB-T constitutes a transparent transmission channel, via which all types of digital signal can be broadcast. In addition to digitalized video and audio data, multimedia and computer data can be broadcast as well.

DWDM

Dense Wavelength Division Multiplexing
Use of DWDM allows providers to offer services such as e-mail, video, and multimedia carried as Internet protocol (IP) data over asynchronous transfer mode (ATM) and voice carried over SDH. Despite the fact that these formats-IP, ATM, and SDH-provide unique bandwidth management capabilities, all three can be transported over the optical layer using DWDM. This unifying capability allows the service provider the flexibility to respond to customer demands over one network.

EDGE

Enhanced Data rates for GSM Evolution
Enhanced data rates for GSM evolution. EDGE is a behind-the-scenes technology, pushing GPRS download speeds to above 100 kbps.

Epacity-VPN (E-VPN) or IP-VPN

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

Gross churn ratio

Gross churn ratio is defined as the number of end-user relations terminated as a percentage of the average subscriber base. The ratio includes postpaid customers discontinuing the usage of our services due to involuntary churn (e.g. disconnections due to non-payment) and voluntary churn (e.g. customers switching to other operators) as well as prepaid customers whose call credits were not recharged in the past 13 months.

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

Local Loop

The system, being a wired connection from a telephone company’s central office in a locality to its customers’ telephones at homes and businesses, was originally designed for voice transmission only using analog transmission technology on a single voice channel. Today, a computer modem converts analog signals and digital signals. With ISDN or DSL, Local Loop can carry digital signals directly and at a much higher bandwidth than for voice only.

Market share

The operator’s share in the total industry revenues in a country.

Back to Contents    192

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

WiFi

Wireless Fidelity
For an explanation, reference is made to WiMax and WLAN.

Back to Contents    193

WiMax

Worldwide Interoperability for Microwave Access
WiMax is a standards-based wireless technology providing high-throughput broadband connections over long distances that can be used for a number of applications, including “last-mile” broadband connections, hotspots and high-speed enterprise connectivity for business. It is conceptually similar to WiFi, but has certain improvements aimed at a better performance and permitting usage over much greater distances.

WLAN

Wireless Local Area Network
Through this wireless connection, Internet access is provided at the speed of broadband.

WLR

Wholesale Line Rental
This system enables telecommunications providers to invoice customers for line rental and phone charges on the same bill, as opposed to having to pay for calls and line rental separately. With WLR, one can rationalize his organization’s invoicing with one bill for line rental and call charges.

Back to Contents    194

Back to Contents    195

Back to Contents

Cross-reference to Form 20-F

PART I

1	Identity of directors, senior management and advisers	N/A

2	Offer statistics and expected timetable	N/A

3	Key information
3A	Selected financial data	11-12
	Five year financial summary	11-12
	Exchange rate information	183
3B	Capitalization and indebtedness	N/A
3C	Reasons for the offer and use of proceeds	N/A
3D	Risk factors	13-17

4	Information on the Company
4A	History and development of the Company	18
4B	Business overview	20-36
4C	Organizational structure	19
4D	Property, plant and equipment	36-40

5	Operating and financial review and prospects
5A	Operating results	49-67, 73-77
5B	Liquidity and capital resources	68-72
5C	Research and development, patents and licenses, etc,	41
5D	Trend information	49-77
5E	Off-balance sheet arrangements	70-71, 152-155
5F	Tabular disclosure of contractual obligations	70
5G	Safe harbor	9-10

6	Directors, senior management and employees
6A	Directors and senior management	82-84, 90-92
6B	Compensation	94-102
6C	Board practices	81-87, 90-93
6D	Employees	12, 78-80, 160-161
6E	Share ownership	100, 121-124

7	Major shareholders and related party transactions
7A	Major shareholders	89, 179
7B	Related party transactions	100, 155-156
7C	Interests of experts and counsel	N/A

8	Financial information
8A	Consolidated statements and other financial information	103-171
8B	Significant changes	178

9	The offer and listing
9A	Offer and listing details	179-181
9B	Plan of distribution	N/A
9C	Markets	179
9D	Selling shareholders	N/A
9E	Dilution	N/A
9F	Expenses of the issue	N/A
Back to Contents 196
10	Additional information
10A	Share capital	111-112, 136-138
10B	Memorandum and Articles of Association	87-89, 177-178
10C	Material contracts	183
10D	Exchange controls	183
10E	Taxation	184-190
10F	Dividends and paying agents	N/A
10G	Statement by experts	N/A
10H	Documents on display	190
10I	Subsidiary information	N/A

11	Quantitative and qualitative disclosures about market risk	72, 146-149

12	Description of securities other than equity securities
12A	Debt securities	N/A
12B	Warrants and rights	N/A
12C	Other securities	N/A
12D	American depositary shares	184

PART II

13	Defaults, dividend arrearages and delinquencies	N/A

14	Material modifications to the rights of security holders and use of proceeds	N/A

15	Control and procedures	85-86

16	Reserved
16A	Audit committee financial expert	91-92
16B	Code of ethics	80, 84-85
16C	Principal accountant fees and services	86-87
16D	Exemptions from the listing standards for audit committees	N/A
16E	Purchase of equity securities by the issuer and affiliated purchasers	87, 136-138

PART III

17	Financial Statements	N/A

18	Financial Statements	103-171

19	Exhibits (filed with the SEC)	-

Back to Contents    197

Back to Contents    198

Exhibit number	EXHIBITS

1.1*	Articles of Association, dated as of April 19, 2006
2.1**

Deposit agreement dated as of December 30, 2005 among KPN, JPMorgan Chase Bank, N.A., as depositary, and the holders and beneficial owners of American Depositary Notes evidenced by American Depositary Notes Receipts issued thereunder (including a form of American Depositary Receipt)

2.2**	Form of American Depository Receipt (included in Exhibit 2.1)
2.3***

Form of ADN Deposit Agreement among KPN, Citibank N.A., as depositary, and the holders and beneficial owners of American Depositary Notes evidenced by American Depositary Notes Receipts issued thereunder (including a form of American Depositary Note Receipt)

2.4***	Form of American Depositary Note Receipt (included in Exhibit 2.3)
2.5****	Indenture between KPN and Bankers Trust Company dated October 4, 2000 relating to $1,000,000,000 8.375% Notes due 2030, $1,750,000,000 8.00% Notes due 2010
4.1*	EUR 1,500,000,000 syndicated revolving credit agreement for Koninklijke KPN N.V. dated August 16, 2006
8.1*	List of Principal Subsidiaries
12.1*	Certification of Ad Scheepbouwer, Chairman of the Board of Management and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Marcel Smits, Member of the Board of Management and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this Annual Report.
**	Previously filed on Form F-6 (Commission file number 333-130658) with the Securities and Exchange Commission on December 23, 2005 and incorporated herein by reference.
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

KONINKLIJKE KPN N.V.

Date: March 1, 2007	By:	/s/ AD SCHEEPBOUWER

Ad Scheepbouwer Chairman of the Board of Management and Chief Executive Officer