Form 20-F
period 2007-12-31
KONINKLIJKE KPN N V
filed 2008-03-05
CIK 1001474

As filed with the Securities and Exchange Commission

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

None

Number of outstanding shares of each of the Registrant's classes of capital or common stock as of December 31, 2007, the close of the period covered by the annual report:

1,843,482,213 Ordinary Shares

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

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Annual Report and Form 20-F 2007

Annual Report and Form 20-F 2007

This publication is prepared in English comprising the full Annual Report and Form 20-F for 2007 of Koninklijke KPN N.V. This document complies with the applicable Dutch regulations for Dutch statutory purposes. It also forms the 2007 Annual Report and Form 20-F for filing with the Securities and Exchange Commission (SEC) in the United States. Cross-references to Form 20-F are set out at the end of this document.

Contents

Profile	2
Mission statement	3
Foreword by the Chairman and CEO	4
Key information	6
Risk factors	10
Risk Management	18
Information about the Company	22
History and developments	22
Organizational structure	23
Business Overview:	24
The Netherlands	25
Mobile International	42
Other activities	46
Property, plant and equipment	47
Research and development	52
Intellectual property	52
Regulatory developments	53
Operating results
Consolidated Results of Operations	57
Segmental Results of Operations	62
Liquidity and capital resources	81
Critical accounting policies and estimates	87
Corporate Social Responsibility	92
Corporate Governance	95
Report by the Supervisory Board	104
Remuneration and Organizational Development Report	109
Financial Statements	119
United States Opinion	121
Consolidated Income Statement	123
Consolidated Balance Sheet	124
Consolidated Cash Flow Statement	126
Consolidated Statement of Changes in Group Equity	127
General notes to the Consolidated Financial Statements	129
Notes to the Consolidated Income Statement	138
Notes to the Consolidated Balance Sheet	152
Financial Risk Management	174
Other disclosures	180
Commitments, contingencies and legal proceedings	187
Related party transactions	190
Subsequent events	191
Notes to the Consolidated Cash Flow Statement	192
Segment Reporting	195
Corporate Financial Statements	200
Corporate Income Statement	200
Corporate Balance Sheet	201
General Notes to the Corporate Financial Statements	202
Notes to the Corporate Balance Sheet	203
Other Information	206
Information about the KPN share	208
Additional information for shareholders	212
Glossary of terms	223
Cross-reference to Form 20-F	228

KPN Annual Report and Form 20-F 2007	Contents	1

Profile

KPN is the leading telecommunications and ICT service provider in The Netherlands, offering wireline and wireless telephony, internet and TV to consumers and end-to-end telecommunications and ICT services to business customers. KPN’s subsidiary Getronics operates a global ICT services company with a market leading position in the Benelux, offering end-to-end solutions in infrastructure and network-related IT. In Germany and Belgium, KPN pursues a multi-brand strategy in its mobile operations and holds number three market positions through E-Plus and BASE. KPN provides wholesale network services to third parties and operates an efficient IP-based infrastructure with global scale in international wholesale through iBasis.

At December 31, 2007, KPN served over 35 million customers, of which 27 million in wireless services, 5.4 million in wireline voice, 2.4 million in broadband Internet and 0.5 million in TV. With 25,500 FTEs (43,531 FTEs including Getronics), KPN posted revenues of EUR 12.6 billion in 2007, with an operating profit of EUR 2.5 billion.

KPN was incorporated in 1989 and is listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

27 million wireless customers 5.4 million wireline voice customers 2.4 million internet customers 0.5 million TV customers 43,531 FTEs

2	KPN Annual Report and Form 20-F 2007	Profile

Mission statement

Our customers trust us to provide them with high-quality, reliable services to help them achieve their business and personal goals, and to enrich their work and leisure time. We offer them a range of innovative products which enable them to access information and entertainment, anytime, anywhere, and let them choose how to do that, from, for example, a phone, a computer, a PDA or a television set. We also let them choose from a range of brands which we have designed to suit different needs and niches – from the reliable, high-quality KPN brand, to youth brands such as Hi, or the no-frills brand Simyo.

We believe that satisfied customers form the basis for profitable growth and, as a result, create value for our shareholders. Equally, we believe that our commitment to quality and customer satisfaction can be realized only if our employees are motivated to provide the best possible products and services.

We are equally conscious of our responsibilities to the wider community: it is our policy to use our knowledge and technology to contribute to the well being of all our stakeholders, and take steps to account to them for our environmental performance.

KPN Annual Report and Form 20-F 2007	Mission statement	3

Foreword by the Chairman and CEO

Progress in the world of Telecommunications and Information & Communication Technology is relentless. The customer is continuously barraged with new developments. Competition is strong and the battle for the customers’ favor is fiercer than ever. Understandably, we at KPN want to win this battle. In order to maintain our leading position in The Netherlands as well as be the best challenger abroad, we have to keep evolving and embrace market dynamics. At any given moment we must be able to measure up to the best in the market.

Given the various challenges we face in our industry, I am delighted to report that our company had a solid performance in 2007, coming another step closer to our ideal of being a company that can offer customers excellent products and services, one that has the fundamentals and potential to realize profitable growth and be an attractive employer. In the dynamic market in which we operate, shareholder value has been a prime focus of our Board and I am proud that the redevelopment of our company has created such significant value. Since 2001 our net debt has decreased by EUR 13 billion, our equity value has increased tenfold and we have returned nearly EUR 10 billion to shareholders in the form of dividends and share buybacks.

The year started with the integration of our Fixed and Mobile operations in The Netherlands, a change driven by customer’s evolving needs in the business market as they asked for integrated solutions.

Our VoIP product (InternetPlusBellen) proved to be an enormous success at its introduction. Unfortunately though, the success also had a downside and, due to overwhelming initial sales, we were not able to provide the level of customer service we are accustomed to providing. This was a valuable lesson, because it reminded us of the importance of getting the basics right. With the operational issues successfully resolved and behind us, we can fully appreciate that VoIP is an ongoing success, having reached a milestone of 850,000 customers by the end of December 2007.

The agreement that we signed with alternative DSL operators in 2007 to open up our future fiber network to competitors was widely regarded in our industry as groundbreaking and even brave. But we believe that our differentiator will be the quality of our customer focus and service. KPN strongly believes in an open network in order to make The Netherlands ready for the future of communication. Another aim of the new network rollout is to achieve a structurally lower cost base and therefore we are committed to an All-IP rollout in the coming years.

In 2007 overall growth in The Netherlands was flat. Nevertheless, we continued to achieve customer and revenue growth in the Business market, driven especially by an increased usage of data communication services and outsourcing. In the TV market we also showed a growing customer base and by year end we had approximately half a million

10 billion Shareholder return in the form of dividends and share buybacks since 2001

850,000 VoIP customers by December 2007

4	KPN Annual Report and Form 20-F 2007	Foreword by the Chairman and CEO

customers. This means that our TV customer base almost doubled in one year, a strong improvement in our position as a multiplayer. Combined with a stabilization in the Consumer net line loss, we maintained our position as market leader in The Netherlands.

Another milestone this year was our acquisition of Getronics. This acquisition will allow us to provide our business customers with fully-managed outsourced ICT solutions in The Netherlands and internationally. We believe that, in general, telecommunications companies are beginning to take necessary steps to become fully integrated ICT-companies and through our acquisition of Getronics we have taken a lead in that market. We have also merged our international wholesale voice business into iBasis, creating one of the three largest carriers of international phone calls in the world.

In our Mobile International business, we delivered solid performance in challenging markets, and enjoyed continued profitable growth despite regulatory tariff cuts. E-Plus is delivering on its service revenue growth and margin objectives and, as a challenger in Germany, has been gaining market share for over two years due to the continued attractiveness of its multi brand offering and the resulting usage growth. In Belgium, the Tele2/Versatel Belgium and Allo Telecom acquisitions were completed, providing a platform for further growth.

The acquisition of Getronics will allow us to serve our business customers with fully-managed outsourced IT solutions.

The principal goal for KPN is to go back to growth.

For the years ahead, the principal goal for KPN is to ‘go back to growth’, which we believe is an achievable goal. In order to deliver this growth we have to continue growth in our Mobile International business. In The Netherlands we want to make sure our revenue curve reaches inflection, by becoming a leading service provider based on wireless and broadband growth while at the same time, putting a halt to net line loss in the Consumer market. Additionally, we want to acquire sustainable market shares in selected high-value business markets. Last but not least, we intend to create additional growth from recent acquisitions such as Getronics and iBasis.

As I have said, customer focus is key, and therefore ease of use, simplicity and personal service are most essential. We want to connect everyone to the future with straightforward offers, from private individuals to multinationals. A transparent brand portfolio will make this easier and therefore we plan to focus on three key consumer brands in The Netherlands: KPN, Hi and Telfort. This brand strategy will continue to evolve throughout 2008. It will also be important to ensure network transformation, quality improvement and cost reduction within our Dutch business.

Achieving all of the above would not be possible without talented staff, therefore our senior management has been incentivized to achieve this growth plan. KPN faces a huge challenge, needing to restructure itself again to best address today’s market, as we have successfully done, before and at the same time attract and retain top quality professionals. Accordingly, we have decided to engage in multiple collective labor agreements, a decision that makes sense in a large company with many different skill-sets and job requirements such as ours. Despite this diversity, we are still one company and together we can make a real difference and be successful. I truly believe this. KPN has over 125 years of experience in establishing contact between people. That is still our strongest asset and where our heart is.

KPN has over 125 years of experience in establishing contact between people.

Given this background and these facts, I furthermore believe KPN owes it to society to address problems where we, as a telecommunications company, can be of added value. With the start of a new Corporate Social Responsibility program in which we initially focus on offering assistance to chronically sick children and the elderly, we can provide this value and play a positive role in society.

Our prospects for the future are promising and though our plans are challenging in a volatile market, we believe that we can achieve the return to growth because of our staff, our strategy and our track record. I look towards the future with confidence and excitement to ensure our strategy is fully understood, committed to by all and executed. It was when faced with these challenges and opportunities and the attraction of an exciting future that I accepted the Supervisory Board’s request for me to stay on as CEO of KPN for the next four years.

Ad Scheepbouwer Chairman of the Board of Management and CEO

KPN Annual Report and Form 20-F 2007	Foreword by the Chairman and CEO	5

Key information

In this Annual Report and Form 20-F for the year ended December 31, 2007 (referred to hereinafter as the ‘Annual Report’):
• ‘KPN’ refers to Koninklijke KPN N.V.;
• ‘we’, ‘us’, ‘our’, the ‘Company’, the ‘Group’ and similar terms refer to KPN and any or all of its subsidiaries, associates and joint ventures as the context requires;
• ‘E-Plus’ refers to E-Plus Mobilfunk GmbH & Co. KG and E-Plus Mobilfunk Geschäftsführungs GmbH and any or all of their subsidiaries, as the context requires;
• ‘BASE’ refers to BASE N.V./S.A. and any or all of its subsidiaries, as the context requires;
• ‘iBasis’ refers to iBasis Inc., a US-based NASDAQ listed company, and any or all of its subsidiaries, as the context requires;
• ‘Getronics’ refers to Getronics N.V. and any or all of its subsidiaries, as the context requires; and
• ‘Telfort’ refers to Telfort B.V. and any or all of its subsidiaries, as the context requires.

For descriptions of abbreviations, please refer to the Glossary of terms.

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

Our market share in traditional voice is defined as our share of the total traffic volumes, excluding VoIP. These figures are based on externally available market data, which may not be completely accurate.

Our market share in VoIP is defined as our share of the number of VoIP connections. These figures are based on externally available market data, which may not be completely accurate.

Our market share in consumer broadband is defined as the total number of our ADSL broadband connections as a percentage of total consumer broadband connections, which consist of ADSL competitors and broadband via cable. These figures are based on externally available market data, which may not be completely accurate.

Our net line loss figures are defined as the difference from one period to the other period in PSTN/ISDN lines plus consumer VoIP plus ADSL only and plus Wholesale line rental (WLR).

The customer figures of our mobile network operators consist of the number of registered SIM cards – excluding dual cards but including data-only PC connections and machine-based SIM cards – at the end of each reporting period. The customer base also comprises inactive prepaid users, who have had neither incoming nor outgoing traffic during a three-month period, but have not yet met the disconnection criteria (generally 12 months of inactivity). We define mobile market revenue share as our mobile network operators’ share of the total service revenues of the respective countries’ mobile telephony markets, for a reporting period. These figures are based on externally available market data, which may not be completely accurate.

Other mobile network operators may calculate their number of customers differently than we do, which may affect the comparability and accuracy of data.

Service revenues are defined as the aggregate of connection fees, monthly fixed subscription fees and traffic revenues. ARPU is the quotient of service revenues during a month and the average number of customers during that month.

Our financial statements are prepared in euro. Details of key exchange rates used in the preparation of this Annual Report are given elsewhere in this document together with Noon Buying Rates certified by the Federal Reserve Bank of New York in New York for the equivalent periods.

6	KPN Annual Report and Form 20-F 2007	Key information

Forward-looking statements

Certain of the statements we have made in this Annual Report are ‘forward looking statements’. These statements are based on our beliefs and assumptions and on information currently available to us. They include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance or expense improvements and the effects of future legislation or regulation.

Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words ‘believe’, ‘expect’, ‘plan’, ‘intend’, ‘anticipate’, ‘estimate’, ‘predict’, ‘potential’, ‘continue’, ‘may’, ‘will’, ‘should’, ‘could’, ‘shall’, or the negative of these terms or similar expressions. Examples of forward-looking statements include but are not limited to:

•    competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and our ability to gain or retain market share in the face of competition from existing and new market participants;

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

•    any acquisitions, dispositions or mergers we or our subsidiaries may enter into;

•    our dependence on and relationship with suppliers;

•    Regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, electromagnetic field strengths of mobile transmission equipment, customer access and international settlement arrangements, and legal and regulatory proceedings and investigations;

•    our ability to maintain an effective system of internal controls;

•    the timing of the rollout of Universal Mobile Telecommunication System (UMTS) and HSDPA networks, the All-IP fixed network and other new, enhanced or upgraded networks, systems, products and services, and their performance and impact on our financial position;

•    the amounts of future capital expenditure;

•    our ability to attract and retain qualified personnel, particularly in light of our cost reduction efforts;

•    risks related to information and communication technology systems generally;

•    general economic conditions, government and regulatory policies, and business conditions in the markets we and our affiliates serve;

•    the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•    the impact of tax rulings, the timing for settlement or applicability of tax losses carried forward and uncertainties regarding future tax liabilities;

•    the availability, terms and deployment of capital;

•    fluctuations in foreign exchange rates, interest rates and property prices;

•    the amount and timing of any potential future impairment charges for our licenses, goodwill or other assets;

•    asset retirement obligations;

•    the impact of regulatory competitive developments on capital outlays and our ability to achieve cost savings and realize productivity improvements;

•    uncertainties associated with developments related to the International Financial Reporting Standards; and

•    international political and economic conditions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. No undue reliance should be put on any forward-looking statements. Unless required by applicable law or applicable rules of any stock exchange on which our securities are listed, we have neither the intention nor an obligation to update forward-looking statements after distribution of this Annual Report. For a more detailed description of these risks, see ‘Risk factors’.

KPN Annual Report and Form 20-F 2007	Key information	7

Key information

Key financial figures

The following tables show our selected historical financial data for the years ended December 31, 2004 through 2007.

Our Consolidated Financial Statements for the years 2007, 2006, 2005 and 2004 have been prepared in accordance with both International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union.

On April 12, 2005 the SEC adopted amendments to Form 20-F for foreign private issuers related to the first-time adoption of IFRS. This amendment allowed KPN to provide only one year of comparative IFRS figures in the consolidated financial statements over the year 2005. As a result we have not adjusted our 2003 Consolidated Financial Statements for IFRS. Therefore comparative amounts for this year are not available.

On November 15, 2007 the SEC approved rule amendments under which financial statements from foreign private issuers in the United States will be accepted without reconciliation to US GAAP if the financial statements are prepared in accordance with IFRS as issued by the IASB. The new rule is effective for the 2007 fiscal year. As a result, we do not provide a reconciliation to US GAAP.

This table should be read together with ‘Operating results’ and our Consolidated Financial Statements and the Notes thereto, included elsewhere in this Annual Report.

Income Statement Data 3

Amounts in millions of euro, except for shares and per share data	As at and for the year ended December 31,
	2007	2006	2005	2004
Revenues	12,461	11,941	11,811	11,746
Other income	171	116	125	73
Operating profit	2,500	2,223	2,348	2,645
Profit before income tax	1,941	1,710	1,814	2,057
Profit attributable to equity holders	2,652	1,583	1,437	1,707
Earnings per ordinary share and per ADS (non diluted) [1]	1.42	0.79	0.66	0.72
Earnings per ordinary share and per ADS on a fully diluted basis [1]	1.42	0.79	0.65	0.71

Weighted average number of outstanding ordinary shares	1,862,566,702	2,005,326,106	2,192,232,156	2,385,418,773
Weighted average number of outstanding ordinary shares on a fully diluted basis	1,869,925,303	2,013,328,345	2,197,620,705	2,404,343,845
Balance Sheet Data[3]
	December 31, 2007	December 31, 2006	December 31, 2005	January 1, 2005 [2]
Total assets	24,797	21,258	22,702	24,230
Non-current liabilities	13,702	13,213	12,191	12,297
Provisions	3,643	3,602	3,945	4,076
Shareholders’ equity	4,490	4,195	5,076	6,266
Group Equity	4,518	4,196	5,104	6,411
Share capital (including Share premium)	11,563	12,563	14,634	15,866
Number of subscribed shares	1,843,482,213	1,928,551,326	2,151,360,369	2,329,399,969
1)	Please refer to Note [8] of the Consolidated Financial Statements for a discussion on the method used to calculate profit or loss per share.
2)

KPN applies IAS 32 Financial Instruments: Disclosure and Presentation, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 5 Non-current Assets Held for Sale and Discontinued Operations as from January 1, 2005. As a result, we report figures as of January 1, 2005 instead of December 31, 2004.

3)	Please note that Income Statement data and Balance sheet data for the year ended December 31, 2003 prepared in accordance with IFRS is not available.

8	KPN Annual Report and Form 20-F 2007	Key information

Per-share information
Amounts in euro	2007	2006	2005	2004
Dividend per ordinary share	0.54	0.50	0.45	0.35

The proposed dividend for 2007 consists of a cash dividend of EUR 0.54 per share of which EUR 0.18 was paid as an interim dividend. For further information about our dividend policy, see ‘Information about the KPN Share’.

Workforce

	2007	2006	2005	2004
Average number of FTEs in The Netherlands	20,130	19,449	20,590	21,797
Average number of FTEs outside The Netherlands	9,215	6,838	6,737	7,114
Average number of FTEs	29,344	26,287	27,327	28,911
Number of FTEs as of December 31	43,531	25,976	26,598	28,056
Number of employees as of December 31	~47,000	28,368	29,286	31,116
The increase in the number of FTEs and employees in 2007 resulted mainly from the acquisition of Getronics.

KPN Annual Report and Form 20-F 2007	Key information	9

Key information

Risk factors

Our business is subject to various risks relating to changing competitive, economic, political, regulatory, legal, social, industrial, business and financial conditions. Some of these conditions are described below and discussed in greater detail elsewhere in this Annual Report. The following risk factors could harm our business, financial condition and operating results, adversely affect our revenues and profitability, and lead to a drop in the trading price of our shares.

Strategic risks

The markets in which we operate are increasingly competitive and our principal businesses face significant competition. If we are unable to achieve our strategic objectives and to compete effectively, this could lead to loss of revenue, reduced margins and loss of market share and adversely affect our financial position.

We face increasing competition from various competitors in each market in which we operate. This increased competition has and could lead to loss of revenue, reduced margins and loss of market share and could have a material impact on our profitability. Furthermore, if we fail to achieve our strategic objectives, this could also lead to loss of revenue, reduced margins and loss of market share and adversely affect our financial position.

A number of factors serve to increase our competitive risks, including: competitors that may have greater capital and other resources including larger research, marketing and engineering staff, consolidation between some of our competitors, and some of our competitors may achieve better time to market with new products and services and thereby gain larger market share.

Consumer Segment

The competitive landscape in The Netherlands is changing rapidly and is one of the most dynamic and competitive in Europe. Combined with the fact that the Dutch broadband acceleration is unrivalled and the level of penetration of broadband in Dutch households is the highest in Europe, this changing competitive landscape in The Netherlands may result in accelerated contraction of fixed-line subscriptions and traditional traffic volumes and price declines of broadband and VoIP, which would adversely affect our revenues, margins and financial position. The traditional voice market continues to contract, while the VoIP penetration is accelerating as cable and ADSL operators are active in this voice market, offering multiplay solutions such as Television, Internet and Telephony combined. Meanwhile, mobile operators are pushing for fixed-to-mobile substitution and non-telecommunications service providers (like MSN, Google, IBM) have started offering voice as an integral service.

In addition, our current designation as operator with significant market power in the retail fixed telephony market limits our flexibility in terms of pricing and sales incentives and bundling. If we are not able to lower our costs in light of the continuing pressure for lower prices, our financial results will be adversely affected. Our mobile business in The Netherlands is subject to many of the same risks as described below under ‘Mobile International’.

Business Segment and Getronics Segment

In our business market, ICT is increasingly important. There also is an increased demand for managed services and a continuing shift in focus from network technology towards functionality of applications. New communication services are IP-based and data access has become independent of hardware devices. Because of these developments, IT and system integrators such as Cap Gemini, Accenture and IBM, among others, are moving down the value chain and may gain market share at our expense. In addition, global telecommunications solution providers are increasingly penetrating our national corporate markets. As customers increasingly search for global network solutions, KPN’s strategy in the business market is aimed at grasping the opportunity to shift from decreasing traditional communication services towards services in the larger and growing market for ICT services, especially application hosting, workspace management and outsourcing.

In line with this strategy, KPN acquired Getronics in October 2007. In the ICT services market, competitors are numerous and vary widely in market position, size and resources. Competitors differ significantly depending upon the market, clients, services offered, and geographic area served and include a broad spectrum of ICT services companies, ranging from systems integrators to outsourcing providers and consulting companies. We also face competition from smaller ICT companies that have a particular service niche or have been able to develop strong local or regional client bases.

The ICT services industry has recently experienced consolidation. We expect consolidation within the ICT services industry to continue, which may create additional or stronger competitors and may intensify competition.

Additionally, since a substantial portion of Getronics’ contracts are subject to relatively frequent periodic renewal, the increasing competition we face in our markets subjects us to the possibility that such contracts may not be renewed or extended, or, if they are renewed or extended, may be done so on less favorable terms.

10	KPN Annual Report and Form 20-F 2007	Key information/Risk factors

Our current designation as operator with significant market power in the retail fixed telephony market has the same risks as mentioned under the Consumer Segment.

Wholesale & Operations Segment

Our national wholesale business – for the greater part of the services regulated by OPTA – reflects the effects of a rapidly changing landscape from both a competitive and a technological perspective. Increasing competition in telecommunications has resulted in increasing wholesale activities and the development of new wholesale offerings, like Wholesale Line Rental and Wholesale Broadband Access. Technological developments show a shifting market demand from traditional services to new technology, such as VoIP. This shift has an impact on our technical infrastructure. In the changing telecommunications market, we currently face competition from cable companies with respect to telephone, Internet and TV services as well as new emerging, non-telecommunications parties, such as Skype and Google.

If the Consumer and/or Business Segments are not able to retain their market positions or gain shares in existing and new markets, this will directly and adversely affect Wholesale & Operations’ performance adversely. Moreover, our leading position in the national wholesale business for traditional services limits our flexibility in terms of pricing, sales incentives and bundling. Most importantly, if we are unable to reduce network and operational costs in light of the ongoing price pressure, our financial position could be adversely affected. As the national mobile wholesale business is performed by the Mobile International Segment, please see that section for risks related to that activity.

In our international wholesale voice business, we compete on the basis of quality of service and price. In recent years, prices for long distance telephone services have been declining as a result of increased competition as well as deregulation. We face competition from major telecommunications carriers such as AT&T and Verizon Communications as well as new emerging carriers. We also compete with VoIP service providers who route traffic to destinations worldwide. VoIP service providers that presently focus on retail customers may in the future enter the wholesale market and compete with us. If we cannot offer competitive prices and quality of service, our business could be adversely affected.

Mobile International: E-Plus Segment and BASE Segment

Our Mobile International business faces intense competitive pressure from existing as well as new market participants in all our markets. We compete with the largest international groups and alliances of mobile operators, such as Vodafone and T-Mobile. Competition based on price, subscription options offered, coverage and service quality remains intense and we expect ongoing pressure on calling rates as we compete with other operators for market share. Our mobile markets for voice have become increasingly saturated and the market for mobile data is picking up slower than expected. As a result, the focus of competition is shifting towards brand and distribution power and also from customer acquisition to customer retention and satisfaction efforts. Substantial expenses are required for customer retention and satisfaction efforts. Significant customer defections would have an adverse effect on our financial position.

In this market, we face competition from a variety of competitors, including fixed and mobile network operators, operators offering new mobile network services such as wireless fidelity services (WiFi) and WiMAX and providers of higher speed xDSL and glass fiber services. Some of these competitors are smaller and may be more flexible and responsive than we are. Both E-Plus in Germany and BASE in Belgium, our mobile subsidiaries, compete in their respective markets with the respective top two operators that have significantly higher market shares and thus an ability to exert significant influence over the market. As a result, our subsidiaries may be at a competitive disadvantage and could rapidly lose market share, which could harm our financial results.

If we fail to introduce new or enhanced products and services successfully or with shorter time-to-market than our competitors, our revenues and margins could be lower than expected and our financial position could deteriorate.

Part of our overall business strategy is based on the introduction of new or enhanced products and services, such as VoIP and WLR, Interactive IPTV formats, integrated communication and messaging clients, content and entertainment services, new mobile data services and machine-to-machine services. Any of the new or enhanced products or services we introduce may encounter technical difficulties or fail to achieve market acceptance. Alternatively, new or enhanced products or services introduced by our competitors may be more appealing to customers. If our new and enhanced products and services are not successful or are delayed, our customers may decide to discontinue using our services and choose other telecommunications providers. In addition, the introduction of new products and services such as IPTV, VoIP and ICT solutions results in additional costs and puts pressure on our existing operating structure. Our upcoming migration to an All-IP network should reduce costs in the long term, but requires additional capital expenditures in the short to mid-term. In order to cope with the anticipated pressure on our revenues and,

KPN Annual Report and Form 20-F 2007	Key information/Risk factors	11

Key information

Risk factors

consequently, the risk of decreased profitability, we have set up a restructuring and cost saving program. While our aim is to reduce around 10,000 FTEs (expected to be substantially completed by 2010), we may not be successful in these efforts, and as a consequence, our financial position could deteriorate. Our restructuring and cost saving program also may result in one-time special charges and costs, and may have other adverse consequences on our organization and business.

In addition, our operations in The Netherlands may not successfully fulfill the need to move from our traditional services to services based on our new All-IP network which could adversely affect our financial position.

If we fail to integrate businesses we acquire our business may suffer and profitability could be negatively impacted.

In 2007, we acquired Getronics, 51% of iBasis, Tiscali in The Netherlands and Tele2/Versatel in Belgium. The transition of these businesses, and other businesses we may acquire in the future, and our ability to successfully execute our proposed business plans with respect to those businesses, will present significant challenges to our management and risks to our existing business. We may not be able to successfully integrate acquired businesses, and the combined company may not perform according to our plans. We may not achieve the desired profitability and synergies that we anticipate from these acquired businesses, and such failure could adversely affect our existing business and results of operation. Our acquisition of these businesses involves numerous risks, including:

•   difficulties in the integration of the assets and operations of each of the acquired businesses with our existing operations;

•   higher than expected or unanticipated costs to implement our business plan and to operate the combined business;

•   inadequate resources to implement our business plan and to operate the combined business;

•   difficulties retaining key employees;

•   the failure to identify and realize synergies and cost savings;

•   difficulties in coordinating corporate and administrative functions;

•   the influence of minority shareholders;

•   unexpected changes in trade barriers;

•   foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, to the extent incurred in a foreign currency;

•   exposure to liability under the U.S. Foreign Corrupt Practices Act and similar laws in other jurisdictions; and

•   seizure of property by foreign governments and regulatory restrictions applicable to foreign companies.

As a result, we may not achieve our projected combined financial results in the time anticipated, or at all. In such cases, our results of operations and profitability would be adversely affected.
Industry risks	The industry in which we operate is subject to rapid technological changes and we may not successfully make the substantial investments on an on-going basis required to remain competitive.

Our industry is undergoing rapid technological change, and our future success depends, in part, on our ability to anticipate and adapt in a timely and effective manner to those technological changes. To remain competitive, we must continuously improve the speed and features of our existing products and services, develop attractive new products and services for our customers and maintain a quick time-to-market for these products and services. As a consequence, we have to make substantial investments in our business on an ongoing basis to remain competitive. New communication services are more and more IP-based and, especially in the fixed business, are less dependent on underlying hardware. As a consequence, new global competitors are entering the market and competition is increasing in all areas of our business. This may be disadvantageous for us and may lead to a decline in our operating results.

Technologies for mobile services include EDGE, UMTS among others, and the enablers for data services (such as content downloads and location based services). New licensed and unlicensed spectra may become available in the future, posing a constant threat to our mobile business based on GSM, UMTS and WiFi technologies, as the additional spectrum facilitates the entry of new competitors providing new entrants to wireless and mobile communications services.

Within our operations in The Netherlands, our strategy to migrate to an All-IP network operator and service provider is the basis for our new service portfolio and our planned cost reductions. The technical rollout of our All-IP network, which is currently in a piloting phase,

12	KPN Annual Report and Form 20-F 2007	Key information/Risk factors

is expected to take several years. We may not be successful in the timely rollout of such a network and, as a consequence, our main competitors may gain market share at our expense. In addition, our strategy for migrating our customers towards IP-based solutions could be less effective and efficient than we anticipate. Furthermore, our investments in new IP-based services and solutions could prove to be more time consuming and more expensive than we had estimated, all of which could adversely affect our financial position.

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

As defined in the amended Telecommunications Act, the obligation for landlords to allow cables that are part of a public electronic communications network on their property terminates as soon as those cables have been idle for a continuous period of 10 years. In that situation, a public electronic communications network supplier is required to remove cables upon the request of a landlord. Since many factors are currently unpredictable and uncertain, we are not able to estimate the potential impact of this risk. Costs or expenses associated with the removal of these cables, however, could adversely affect our financial position.

As we are drastically changing our technical infrastructure, we may not be able to succeed in meeting the high quality standards we delivered in the past with our traditional product portfolio. This may have a negative effect on the value of our brands in the various markets in which we operate and adversely affect our financial position.

We depend on our relationships with various partners and suppliers and any disruption in these relationships may adversely affect our business.

Our business depends upon our ability to obtain adequate supplies of telecommunications equipment, related software and IT services, our contractors’ ability to build and rollout telecommunications networks on schedule, and our suppliers’ ability to deliver dependable technical support. Due to downturns in economic conditions or other market developments, some of our suppliers may cease to do business. We cannot be certain that we will be able to obtain quality telecommunications equipment and support from alternative suppliers, particularly in relation to new technologies, on a timely basis if our existing suppliers are unable to satisfy our requirements. This could lead to an interruption in the operation and build-out of our networks, which may adversely affect our financial position and results of operations. We depend on our relationships with these suppliers for the continuation of these services, some of which are vital to our business.

In addition, in those markets in which we have a limited or no presence, we depend on our ability to find and work with local service partners to meet our clients’ needs. An inability to find adequate service partners may place us at a competitive disadvantage and result in a loss of business. Moreover, the failure of any such service partners to provide service of an appropriate standard could adversely affect our reputation, lead to claims and limit our ability to procure further business.

Regulatory and compliance risks	We operate in heavily regulated markets and are subject to regulatory decisions and changes in the regulatory environment that could adversely affect our business.

Most of our network activities are monitored by regulatory bodies, such as OPTA in The Netherlands, BNetzA in Germany, BiPT in Belgium and the European Commission generally in Europe. These authorities regulate, among other things, the prices we may charge for many of our services and the extent to which we have to provide services to our competitors. In recent years, these authorities have compelled us to reduce some of our prices. Regulatory authorities may increase the severity of pricing controls, extend the range of services to which regulations apply (including any new services that we may offer in the future), and extend the services that we have to provide to our competitors. Regulatory decisions could also influence the rollout planning of the All-IP network and the conditions under which we are allowed to migrate to an All-IP network operator such as the deferment of the dismantling of the MDF locations or the imposition of new access obligations. These and other regulatory actions may adversely impact our financial position, increase the severity of competition and decrease our profitability. In addition, there is an increasing risk of non-compliance associated with the increasing complexity of regulation.

We have to comply with an extensive range of requirements regarding the licensing, construction and operation of our networks and services. Decisions by regulators regarding the granting, amendment or renewal of licenses, to us or to third parties, could adversely affect our future operations.

KPN Annual Report and Form 20-F 2007	Key information/Risk factors	13

Key information

Risk factors

Governments in the countries in which we operate may issue telecommunications licenses to new operators whose services will compete with ours. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect us. In the countries in which we operate, mobile terminating tariffs are regulated. Tariffs for mobile roaming services are now regulated by EU regulation by which obligations were imposed by the EU on all mobile operators to reduce wholesale and retail roaming tariffs. Such regulatory intervention will likely increase the pressure on our pricing and could negatively affect our financial position.

Our business may be hampered because of more stringent regulation of the exposure of the public to electromagnetic fields of base stations.

Our businesses may increasingly be subject to more stringent regulation of exposure to electromagnetic fields of mobile transmission equipment. Health risks perceived by public opinion may cause national and local governments to further impose restrictions on the construction of base station towers, the upgrade of networks and the replacement of existing antennae and other related infrastructure. As a result, we are experiencing difficulties and delays in obtaining building permits for our mobile transmission equipment. This may prevent us from completing the further build-out of our mobile networks, providing new services and fulfilling UMTS license terms. In addition, it may become more difficult to renew leases for existing base stations and other equipment, with the cost of such leases increasing. Any of these factors could adversely affect our business and financial position.

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

Effective internal controls are necessary for us to provide reliable financial reports and prevent or detect significant fraud. If we cannot provide reliable financial reports or prevent fraud, our financial results could be adversely affected. Fraud could also result in loss of assets and additional costs as well as claims and lawsuits.

We devote significant attention to establishing and maintaining effective internal controls over financial reporting. Implementing any appropriate changes to our internal controls may require additional compliance training of our directors, officers and employees, entail substantial costs to modify our existing systems and take a significant period of time to complete.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements in our financial reporting, as defined under Section 404 of the Sarbanes-Oxley Act of 2002, will not be prevented or detected on a timely basis by internal control. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could adversely affect our business and financial position or cause us to fail to meet our reporting obligations. Any such failure could also adversely affect our assessment of the effectiveness of our internal control over financial reporting. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have an adverse effect on the market price of our securities. Non-compliance with the rules set under the Telecommunications Act as a result of a failure of our internal controls may lead to the incurrence of an administrative fine, as well as claims for damage.

14	KPN Annual Report and Form 20-F 2007	Key information/Risk factors

Operational risks

We have made substantial investments in UMTS licenses in our core markets. We may not generate a sufficient return on these investments.

We have made substantial investments in UMTS licenses in our core markets of The Netherlands, Germany and Belgium. The size of the market for these products and services is unknown and may fall short of our expectations if UMTS technology proves not to be superior to existing or other future technologies. We cannot be certain that the demand for UMTS services will justify the related costs. In some locations, the investments, although required under the licenses, may not be commercially desirable or may not be justified given the level of customer demand. In addition, our competitors may be able to build out their UMTS networks more economically or quickly than us. This could place us at a competitive disadvantage in providing UMTS services in the relevant market. In connection with providing UMTS services, we acquired the right to use 900 MHz frequencies in Germany; however, we could be legally forced to share these frequencies. Deutsche Bahn and Airdata have challenged our acquisition of the 900 MHz frequencies. For further information, see ‘Regulatory developments’. If our strategy with respect to UMTS licenses is not successful, our business and financial position may be adversely affected.

Based on regulatory requirements, we expect to incur additional substantial capital expenditures for the rollout of our UMTS networks. In addition, we expect to incur significant marketing and other costs in relation to the further rollout of our UMTS services. As a result, our net income can be expected to decrease, except to the extent enhanced earnings from UMTS networks offset such charges.

In Belgium, a further rollout of our UMTS network started in 2004 in order to comply with the license requirements of at least 40% population coverage by the end of 2006 and 50% by the end of 2007. The Belgian regulator BiPT carried out measurements in 2007 and concluded that BASE complied with the 40% requirement as of the end of 2006. Non-compliance with the license obligations may lead to the incurrence of an administrative fine and may ultimately result in the loss or suspension of the UMTS license of BASE. For further information, see ‘Regulatory developments’.

We depend on major and long-term outsourcing contracts, which could later turn out to be commercially unattractive and have a material adverse effect on our margins and financial condition.

A significant proportion of our Getronics Segment business is performed under outsourcing contracts from customers. The structuring of an outsourcing contract requires considerable skills, particularly in evaluating, amongst others, (i) whether the services can be performed remotely, (ii) the quality and future costs of any personnel taken over from the customer, many of whom need to be retrained or reassigned by Getronics to make the project cost effective and (iii) the economic viability of the customer. If, and to the extent that Getronics has entered into or enters into a major and long-term outsourcing project on terms which later would turn out to be commercially unattractive, this could have a material adverse effect on our margins and financial condition. In the Business Segment we have similar outsourcing contracts from customers with similar risks.

We depend on our current personnel and may have difficulty attracting and retaining the skilled employees we need to execute our business plans.

Competition for highly skilled personnel is intense in the markets in which we operate. We depend, to a significant extent, on the continued services of key management, technical, sales and research and development employees. Because there is strong competition for qualified personnel in our industry, the limited availability of qualified individuals could become an issue in the future. The loss of key management or our inability to identify, attract and retain other necessary qualified personnel could adversely affect our business and financial position. Our growth and future success will depend in large part on our ability to attract, motivate and retain highly qualified employees.

Network interruptions or service slowdowns caused by local or global system failures and misuse of our network and related applications as a result of inadequate security, may result in reduced user traffic, reduced revenue and harm to our reputation and business operations.

Our ability to operate our business depends significantly upon the performance of our technical infrastructure. Failures in power supply by power companies could occur and may harm our technical infrastructure. Although our critical infrastructure equipment has power interruption backup facilities, these facilities may prove not to be adequate during a prolonged or extensive interruption. Our technical infrastructure is also vulnerable to damage or interruption by floods, fires, telecommunications failures and other similar events. It also may be subject to break-ins, sabotage, terrorism, vandalism and similar misconduct. Furthermore, the security of our network and related applications may be inadequate, which may result in access and misuse by hackers and other unauthorized users and may adversely affect our

KPN Annual Report and Form 20-F 2007	Key information/Risk factors	15

Key information

Risk factors

operations. The occurrence of a natural disaster, other unanticipated problems at our facilities or any other damage to, or misuse or failure of our systems could result in interruptions in our service. System failures, including failure of our network and the networks used by our suppliers, and hardware or software failures or computer viruses, could also affect the quality of our services and cause temporary service interruptions, resulting in customer dissatisfaction, penalties and reduced traffic volumes and revenue. Any of these factors could adversely affect our business and financial position.

Moreover, our reputation and public image is important to our sales, marketing and customer relations efforts. Any damage to our reputation or image as a result of the above failures or breaches, corporate actions, developments of particular business units or otherwise, could adversely affect our business, financial position and market position.

Financial risks

Changes in markets, our strategy, business plans and network infrastructure and the relevant valuation methodologies have resulted, and may in the future result, in substantial write-downs of the carrying value of our assets.

Our regular review of the carrying value of our assets (including goodwill, other intangibles, tangibles and financial fixed assets) has resulted in significant impairments in the past, and we may in the future be required to recognize additional impairment charges. Events in the technology and telecommunications markets, including significantly reduced share prices, market capitalizations and credit ratings for other participants, as well as the ongoing review and refinement of our business plans and network infrastructure and changes in the valuation methodologies applied and the underlying assumptions, have resulted, and may in the future result, in substantial impairments of our intangibles or other assets. In addition, we have recognized, and may be required in the future to recognize, increased depreciation and amortization charges if we deem the useful lives of our non-current assets to be shorter than originally expected.

We have liabilities with respect to our pension plans and the actual cost of our pension plan obligations could exceed current estimates. Any pension funding obligations may impact our financial position.

As of December 31, 2007, we recognized pension provisions of EUR 1.0 billion as a result of defined benefit plans. The recognition of the pension provision is subject to actuarial and financial assumptions, which are management estimates of, among other things, future salary increases, discount rates, expected indexation of the benefits and return on assets. These determine the costs and cash flows of providing the post-employment benefits. Changes in assumptions can result in changes of the pension obligation and the related pension costs as well as the contributions to the pension funds. Adjustments required to be made to our recorded provision for these benefits may have an adverse effect on our results of operations and financial position, and cash payments to fund these plans could have an adverse effect on our cash flows.

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

•   the build-out of our networks (such as UMTS and All-IP), the development of compatible handsets, delays in the rollout of UMTS services and networks and associated costs;

•   competitors’ positions in the market and ongoing consolidation in the telecommunications industry;

•   changes in the financial estimates by securities analysts;

•   our earnings releases and the earnings releases of our competitors;

•   the outcome of legal proceedings;

•   fluctuations in foreign exchange rates, interest rates and property prices;

•   international political and economic conditions and any acts of terrorism; and

•   economic weakness, including inflation and political instability.

16	KPN Annual Report and Form 20-F 2007	Key information/Risk factors

We are involved in several legal proceedings. Such proceedings could eventually lead to payments of claims and damages or otherwise harm us.

We are a party to several legal proceedings of a regulatory and other nature. The proceedings themselves could divert management attention and capacity from our core business and could harm our public image. If we lose our cases, we could be forced to reduce our tariffs, make payments of claims and damages and suffer other disadvantages which would adversely affect our business and financial position.

For a discussion of material current legal proceedings, see ‘Commitments, contingencies and legal proceedings’ in our Consolidated Financial Statements, and ‘Regulatory developments’.

We may be subject to additional tax liabilities in the future, including changes of tax laws, loss of net operating loss carry-forwards and as a result of audits of our tax returns.
Given the changing nature of laws, rules and regulations, in the future we could be subject to additional tax liabilities.

A reduction or expiration of net operating loss carry forwards could increase the corporate income tax payments and impact our deferred tax position. Furthermore, tax authorities may audit our tax returns and may disagree with the positions taken in those returns.

An adverse outcome resulting from any settlement or future examination of our tax returns may subject us to additional tax liabilities and may adversely affect our liquidity and annual effective income tax rate. In addition, any examination by the tax authorities could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

We may need to incur additional debt or issue new equity to fund our operations, to finance strategic and technological investments and to refinance debt.

International credit and money markets faced ongoing bouts of turbulence through the latter half of 2007 due to the deepening U.S. residential housing slump and crisis in securitized credit and sub-prime mortgage markets. Financing and refinancing conditions will largely depend on future market conditions, the effects on European markets of the U.S. market volatility, our credit ratings, the telecommunications industry ratings, and our results of operations and future prospects, and we cannot be certain that financing will be available to us on favorable terms, or at all. Our credit rating may be impacted by the rapid technological and industry developments, our operational performance and our competitive and financial position going forward. If we cannot raise new funding, we may be unable to pursue growth opportunities or to refinance our existing indebtedness. Liquidity problems in the capital market may affect our ability to raise new funding on favorable terms.

We are exposed to a variety of financial risks as a result of the use of financial instruments including: credit risk, liquidity risk and market risk, which may have an adverse effect on our profit development.

We are aware of the unpredictability of financial markets and seek to minimize potential adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. We have exposure to the following risks from the use of financial assets and liabilities:

• credit risk that arises from the possibility of asset impairment due to counterparties that are not able to meet their obligations in transactions involving financial instruments;

•   liquidity risk that arises from not being able to meet the financial obligations associated with financial instruments as they fall due. Prudent liquidity risk management implies ‘maintaining sufficient cash and the availability of financing sources’ at ‘reasonable capital resource covenants’. For a discussion of these sources, see ‘Liquidity and capital resources’; and

• market risk that arises from movements in:
– foreign currency exchange rates;
– interest rates; and
– other market prices.

KPN Annual Report and Form 20-F 2007	Key information/Risk factors	17

Key information

Risk management

Risk management is a basic element of good governance. Risk management applies to the identification and analysis of potential risks, which could influence the achievement of our strategic, operational, financial, compliance and financial reporting objectives, as well as the adequate control of these risks to an acceptable level.

Internal risk management and control system

We have combined elements of our existing internal risk management and control system into an overall control framework, which satisfies the relevant criteria for financial procedures as set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Some key components are:

• Code of Conduct;
• business planning and review cycles;
• risk analyses;
• financial risk management;
• internal audit function;
• internal control over financial reporting;
• Disclosure committee; and
• regulatory compliance measures.

These key components are explained in further detail below.

Our internal risk management and control system is designed to manage rather than eliminate the risks associated with the realization of our strategic, operational and financial objectives. It only provides reasonable and not absolute assurance against material misstatement or loss. Additionally, we may face certain delays in effectively implementing or integrating our control framework and regulatory compliance measures in our recent acquisitions such as Getronics and iBasis, and achieving conformity with our existing businesses.

Our internal risk management and control system was discussed in the Audit Committee and Supervisory Board. For more information about the Audit Committee and Supervisory Board, see ‘Report by the Supervisory Board’.

Code of Conduct

We are conscious of our social and ethical responsibilities and we wish to ensure that work practices across the Company are in strict compliance with the law and consistent with social and ethical norms. To this end, we work in accordance with a Code of Conduct, which sets out our key values: personal, trust and simplicity. We can be held accountable for our performance in this regard by all of our stakeholders (customers, shareholders, employees, business associates, competitors, environmental organizations, international business relations and the community in the broadest sense). The Code of Conduct is available on our website (www.kpn.com).

To translate the Code of Conduct into practical terms for employees, we have introduced a number of separate codes to clarify our internal rules. These separate codes are bundled into four clusters: 1) integrity, 2) competition and telecommunications law, 3) insider trading and 4) information security. The integrity cluster contains rules with respect to secondary employment outside KPN and also with respect to business transactions and business gifts. This cluster also contains our Code of Ethics for our financial management, which sets rules to protect the integrity of our financial management. It applies to our CEO, CFO, the director of our Corporate Control Department and all other financial managers. The competition and telecommunications law cluster contains rules with respect to the use of customer information, anti-trust issues, retail offerings and wholesale issues. The insider trading cluster contains rules to prevent insider trading. The information security cluster contains rules with respect to the use of information regarding our Company and the use of information and communication tools provided to our employees.

To complement the rules in the separate codes we have introduced three general guidelines: the whistleblower policy, the fraud policy and the protocol on integrity investigations. The whistleblower policy allows employees to report questionable accounting or auditing matters or fraud to the Chairman of the Audit Committee. Any reports or complaints by employees under this code will be dealt with in strictest confidence and investigated promptly by management or the Chairman of the Audit Committee, as the case may be. In order to simplify the reporting process, we have introduced a telephonic reporting system where employees can report issues. As the system is operated by an independent third party, anonymity of the employee is, if desired by the employee, guaranteed.

Our current fraud policy has been in place since 2005. We promote consistent organizational behavior by providing guidelines and assigning responsibility for the development of controls that will aid in the detection and prevention of financial and telecommunications fraud against KPN and other inappropriate misconduct. Since 2002, the protocol on integrity investigations has been implemented. The purpose of this protocol is to create the framework to prove or rule out the involvement of employees and/or third

18	KPN Annual Report and Form 20-F 2007	Key information/Risk management

parties connected to KPN in violating internal or legal rules. We encourage our employees to actively report any suspected breach of the Code of Conduct or the separate codes. Our internal Security department plays a key role in this by offering support via a helpdesk, where employees can anonymously report such breaches and also obtain information regarding the principles underlying the codes. In the event a breach is reported, our Security department conducts an investigation on a strictly confidential basis. The outcome of the investigation is reported to local management and, in relevant cases, to the Audit Committee.

Throughout 2007, we continued our efforts to effectively communicate our Code of Conduct and compliance policies including through an e-learning course explaining the Code of Conduct.

Business planning and review cycles

In order to fulfill our strategy, the Board of Management and the management of the various Segments discuss and define the targets and objectives. The targets and objectives are detailed in operational plans by Segment. The operational plans are the basis for the business plan, which covers three years, and the annual plans. Progress and performance on these plans are reported by the Segments to the Board of Management. Management of the Segments also provides the Board of Management with a letter of representation regarding the accuracy of the reporting and compliance with prescribed policies. On a monthly basis, management of each Segment discusses the performance of the Segment with the relevant member of the Board of Management as well as our CEO and CFO.

Risk analyses

KPN developed an internal method to carry out and document risk management in a structured way. The method consists of the following steps: identify risks based on targets and objectives, identify countermeasures to mitigate those risks, draw up action plans and establish improvements and secure those improvements within the organization.

Periodically, the various Segments perform a business risk assessment in which the main risks and countermeasures are identified. The assessment is discussed in the Board of Management, which leads to action plans and those are monitored during the reviews.

Financial risk management

The financial risks associated with the use of financial instruments as discussed in ‘Risk factors’ are managed by our Treasury department under policies approved by the Board of Management. These policies are established to identify and analyze the financial risks faced by the group, to set appropriate risk limits and controls, and to monitor adherence to those limits. Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating entities. The Board of Management provides written policies covering specific areas such as currency risks, interest rate risks, credit risks and liquidity risks.

Internal audit function

The Internal Audit function plays an important role in assessing the quality and effectiveness of KPN’s internal risk management and control system. The Internal Audit function conducted systematic and ad hoc financial, IT and operational audits for management of the Segments and the Board of Management. The audit findings are discussed with applicable management and every quarter the main findings are reported to the Board of Management and the Audit Committee.

Internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Therefore, KPN has implemented controls to assure that financial reporting is reliable. Those controls are tested and assessed on effectiveness by dedicated personnel. For further information, see ‘Controls and procedures statement under the Sarbanes-Oxley Act’.

Disclosure Committee

Our Disclosure Committee evaluates disclosure and internal control procedures to ensure that relevant information on the Company is brought to the attention of the Board of Management and the Supervisory Board. This Committee also examines reports and other materials that are to be issued externally to ensure that they are accurate, timely and complete. The Disclosure Committee advises the Board of Management, the Audit Committee and the Supervisory Board. In 2007 the committee consisted of the directors of Corporate Control, Corporate Treasury and M&A, Internal Audit, Corporate Legal, Corporate Communication,

KPN Annual Report and Form 20-F 2007	Key information/Risk management	19

Key information

Risk management

Investor Relations, the Secretary to the Board of Management and the finance directors of the Segments, amongst others. The Committee met periodically in 2007 and reviewed disclosure controls and procedures and proposed public disclosures.

Regulatory compliance measures

Compliance Risk Assessment

In 2007 we started a Compliance Risk Assessment project in The Netherlands (excluding acquisitions in 2007) in which we define, on a top-down, risk based basis the relevant inherent risks from the Dutch Telecommunications Act and subsequently define the required processes and controls to cover such risks. The first phase of the project is focused on the rules set forth under the Telecommunications Act for KPN on the basis of its designation as a party with significant market power in the voice market. These rules concern, among others, pricing, bundling and rebates.

Training

In 2007, we continued to organize training sessions on competition and telecommunications law for our employees. The objective of the training program is to increase the awareness and the knowledge of employees regarding competition and telecommunications law. The training program consists of workshops, in-house designed and tailor-made e-learning tools and e-tests. In addition, several ‘tone at the top’ meetings have been held to discuss business ethics. We also continued to develop e-learning training for employees covering our business control policies.

Compliance organization

During 2007 we further strengthened our compliance organization to reflect the importance of compliance within our company. The compliance organization consists of a central Group Compliance Office, which is supported by Business Compliance Officers in relevant parts of the business, Compliance Specialists with specific knowledge of certain compliance topics and a Compliance Advisory Committee, consisting of senior members of relevant staff departments. The Group Compliance Officer reports to the CEO and the Chairman of the Audit Committee.

Compliance with the Dutch Corporate Governance Code

The Board of Management, to the best of its knowledge, believes that KPN complies with the requirements of recommendation II.1.4 of the Dutch Corporate Governance Code and the recommendations of the Corporate Governance Code Monitoring Committee on the application thereof, by:

•   the description of our strategic, industry, regulatory and compliance, operational and financial risks. See ‘Risk factors’;

•   the description of our internal risk management and control system; and

•   the management’s report on Internal Control Over Financial Reporting to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. See ‘Controls and Procedures statement under the Sarbanes-Oxley Act’.

20	KPN Annual Report and Form 20-F 2007	Key information/Risk management

Controls and procedures statement under the Sarbanes-Oxley Act

Evaluation of disclosure controls and procedures

As of the end of the period covered by this report, KPN’s management (with the participation of its CEO and CFO) conducted an evaluation pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended (the Exchange Act), of the effectiveness of the design and operation of KPN’s disclosure controls and procedures. Based on this evaluation, KPN’s CEO and CFO concluded that, as of the end of the period covered by this report, such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by KPN in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and accumulated and communicated to management, including the principal executive and principal financial officers, as appropriate, to allow timely decisions regarding disclosure.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007. There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management has excluded Getronics from its assessment of internal control over financial reporting as of December 31, 2007 because Getronics was acquired in a purchase business combination by the Company in 2007. Management concludes that this exclusion meets the criteria of the SEC’s allowed exclusion. Total assets and total liabilities of Getronics represented approximately 6% and 5% respectively, of the Company’s consolidated assets and liabilities as of December 31, 2007; and 4% and 0%, respectively, of consolidated revenues and other income and pretax income for the year then ended.

PricewaterhouseCoopers Accountants N.V., the registered public accounting firm that audited the financial statements included in this Annual Report, has issued an attestation report on the effectiveness of the Company’s internal control over financial reporting. The Accountant’s attestation report is presented on pages 121-122.

KPN Annual Report and Form 20-F 2007	Key information/Risk management	21

Information about the company

History and developments

KPN is the leading telecommunications and ICT service provider in The Netherlands, offering wireline and wireless telephony, internet and TV to consumers and end-to-end telecom and ICT services to business customers. KPN’s subsidiary Getronics operates a global ICT services company with a market leading position in the Benelux, offering end-to-end solutions in infrastructure and network-related IT. In Germany and Belgium, KPN pursues a multi-brand strategy in its mobile operations and holds number three market positions through E-Plus and BASE. KPN provides wholesale network services to third parties and operates an efficient IP-based infrastructure with global scale in international wholesale through iBasis.

Koninklijke KPN N.V. was incorporated under the laws of The Netherlands on January 1, 1989. On June 28, 1998 our name was changed from Koninklijke PTT Nederland N.V. to Koninklijke KPN N.V. We have our corporate seat in The Hague, The Netherlands. We are registered under number 02045200 at the Commercial Register of the Chamber of Commerce, The Hague, The Netherlands, and our executive offices are located at Maanplein 55, 2516 CK The Hague, The Netherlands. Our telephone number is +31 (0)70 4460986.

Our main objectives, as described in article 4 of our Articles of Association, are to participate in and to manage other enterprises and companies, including companies that operate in the field of the transmitting, storing and converting of information, as well as to manage and dispose of information and to let our subsidiaries carry out the concessions or licenses that are granted by the government in the field mentioned above. Our Articles of Association are accessible at the Chamber of Commerce and filed with the SEC as an exhibit to this Annual Report on Form 20-F.

KPN was incorporated with two main subsidiaries: PTT Telecom B.V., offering telecommunications services, and PTT Post B.V., serving as the primary postal company in The Netherlands. In the period from incorporation until the listing of our shares on Euronext Amsterdam in June 1994, the State of The Netherlands was our sole shareholder. As of the end of 2006, the State held no interest in our outstanding shares, down from a 7.76% interest as of the end of 2005.

The demerger of our mail, express and logistics business operations to TNT Post Group was completed in 1998. In November 1999, we transferred our mobile business to a separately incorporated subsidiary, KPN Mobile N.V. KPN Mobile issued new shares to NTT DoCoMo in August 2000, as a result of which NTT DoCoMo held a 15% interest in KPN Mobile. In connection with a financial restructuring of KPN Mobile in December 2002, NTT DoCoMo elected not to exercise its anti-dilution rights, resulting in a decrease of its interest to 2.16%. In October 2005, we purchased NTT DoCoMo’s remaining interest in KPN Mobile N.V.

In the period from 2000 to 2002, we acquired E-Plus and BASE, mobile network operators in Germany and Belgium, respectively. Following these acquisitions and the purchase of UMTS licenses, KPN initiated a refinancing program. The refinancing included share offerings in 2000 and 2001 and the sale of certain non-core assets.

In October 2005 we acquired Telfort, a Dutch mobile network operator. In March 2006, we acquired Nozema, a Dutch broadcast services company. In September 2006, KPN reached an agreement with Tiscali SpA regarding the acquisition of their Dutch operations. In June 2007 the deal was finalized for consideration of EUR 236 million.

KPN agreed to merge its international voice wholesale business into iBasis, a VoIP and international wholesale provider. In October 2007 KPN acquired 51% of iBasis, in exchange for the KPN Global Carrier Services business unit and USD 55 million in cash. In October 2007, KPN acquired Getronics, an international provider of ICT services and solutions, based in The Netherlands. Furthermore, KPN acquired Tele2/Versatel, a Belgium service provider for voice, internet and data to residential, business and carrier customers.

Over the last several years, KPN has also disposed of a number of businesses; please see ‘Other Consolidated Results of Operations’ for more information.

22	KPN Annual Report and Form 20-F 2007	Information about the company/History and developments

Information about the company

Organizational structure 2007

In January 2007, KPN announced a new organizational structure in The Netherlands built around customer segments rather than products, creating a customer centric organization. KPN’s former Fixed division (Fixed) and KPN Mobile The Netherlands (Mobile) were reorganized into Consumer, Business and Wholesale & Operations Segments. Consequently, KPN’s financial reporting changed to reflect the new organizational structure and provides the comparative financials for the years 2005 and 2006.

The organizational integration is a further evolution of KPN’s strategy to increase customer focus in a telecommunications world in which distinctions between technologies are fading rapidly and in which customers increasingly are looking for integrated propositions. The new organizational structure in The Netherlands provides us with the opportunity for an integrated customer approach. We can offer integrated services, both as a multimedia company in the Consumer market (fixed, mobile, TV and Internet) and as a managed ICT company in the Business market. KPN is one of the first in the market with such an integrated approach. We expect this will contribute to further profitable market share and revenue growth.

The acquisition of Getronics strengthens KPN’s ICT strategy in the Business market. In 2007 we defined Getronics as a separate segment within The Netherlands on the same reporting level as the Business segment. Getronics has international operations which are managed from its headquarters in Amsterdam, The Netherlands. In 2008 we expect further integration between Getronics and the Business segment and the disposal of certain non-core Getronics activities.

KPN’s international voice wholesale business, which is included in the Wholesale & Operations segment, merged into iBasis in 2007. KPN has a 51% equity interest in iBasis. iBasis’ results of operations are consolidated in the Wholesale & Operations segment.

New organization

KPN’s new integrated organization in The Netherlands consists of five segments: Consumer, Business, Getronics, Wholesale & Operations and Other activities including IT The Netherlands. The Segments for Consumer, Business and Getronics operate with a strong market and customer focus, whereas the Wholesale & Operations Segment provides network services to both internal KPN segments and external wholesale customers with a strong emphasis on operational excellence.

Outside The Netherlands, the Mobile International division contains the subsidiaries E-Plus in Germany, BASE and Tele2/Versatel in Belgium and, given the similar nature of the business, our Dutch mobile wholesale activities.

The overview below reflects our organizational structure as of December 31, 2007.

For more information, see ‘Legal structure’, under ‘Additional information for shareholders’.

KPN Annual Report and Form 20-F 2007	Information about the company/Organizational structure 2007	23

Information about the company

Business overview

Over the past five years, KPN has made significant strategic progress. Between 2002 and 2004, KPN achieved a successful turnaround of the business with strong focus on cash flow. In 2005, KPN entered its next phase with the announcement of its ‘Attack-Defend-Exploit’ strategy for The Netherlands and the challenger strategy at E-Plus. Since then, market shares have grown in nearly all segments and cost reductions are well on track. In addition, KPN made strategic acquisitions with significant value-creation opportunities, most notably Telfort, Getronics and iBasis.

Growth will be the result of The Netherlands reaching inflection, continued growth at Mobile International and additional growth from recent acquisitions, as will be achieved with Getronics and iBasis. Growth is set to be achieved in the face of regulatory tariff reductions and the impact of shrinking traditional wireline services in The Netherlands. Key components of the strategy are the ramping up of new services launched in recent years and cost reductions. A new incentive scheme for senior management has been implemented reflecting the objectives.

In the period to 2010 The Netherlands business will undergo a radical transformation. The All-IP network announced in March 2005 will move into its final phase with the implementation of a new access network. In addition, KPN will pursue a radical simplification of its business, both at the front-end in retail segments and at the back-end in network operations. The significant cost reductions that will be generated by this simplification will be used firstly for re-investment in revenue growth, leading to an acceleration of recent growth initiatives, such as broadband and TV in Consumer and IP-based services in Business. Secondly, cost reductions will lead to improvements of our margins. Operating profit inflection is expected to be reached after 2008, followed by revenue inflection the latest in 2010.

24	KPN Annual Report and Form 20-F 2007	Information about the company/Business overview

Information about the company

Business overview – The Netherlands

Consumer segment	The Consumer Segment comprises the following activities: Voice Wireline, Wireless Services, Internet Services and Other, which includes TV and Media, KPN Retail, KPN.com and our Call Centers.

Strategy

In 2007 we continued to execute our ‘attack-defend-exploit’ strategy in our Consumer segment. Using our broad portfolio, strong brands and our experience in Customer Lifecycle Management techniques, we offered propositions tailored to consumer needs. In addition, we expanded the number of our retail shops to increase the possibilities of our multi-channel strategy. These important instruments helped us to ‘attack’ by driving new revenue streams, ‘defend’ by maintaining share in traditional markets and to ‘exploit’ by achieving a structurally lower cost base.

‘Attack’

With VoIP as one of the leading broadband based applications and the spread of Internet applications to mobile, the importance of maintaining high, leading market shares is crucial for our future growth. In 2007, we remained the market leader in our core markets. Our broadband market share increased to 43.9% (compared to 40.9% in 2006) and in the VoIP market to approximately 39% (compared to 36% in 2006). By acquiring Tiscali’s Dutch subsidiary, we were able to strengthen our position, adding 3.8% market share.

We showed continued strength in wireless services, with growth figures in all brands and covering all key segments. We started to act with challenging fixed-mobile propositions (‘MobielThuis’).

By continuously improving our post paid offerings, we succeeded to grow our most profitable customer base. At the same time, the ‘mobile web’ started to surge in 2007 as could be seen in an accelerating growth of the number of active customers and traffic. Our flat fee offerings proved to be very popular. With these packages we offer our customers an easy and cost-effective entry into Internet.

We attacked on TV by reshaping our portfolio and business model, leading to an accelerated growth in subscriber numbers, market share and revenues. From August 2007 we decreased the monthly subscription fees for Digitenne, offering the customer a large discount to comparable cable packages. We extended the reach of the Digitenne service to approximately 75% of Dutch households at December 2007.

Also in August, we re-branded our IPTV service ‘Mine’ to ‘Interactieve TV’ with a new, lower price for a basic package. As a result, our market share in the Dutch digital TV market increased from approximately 13% in 2006 to approximately 18% in 2007, illustrating the rapidly growing foothold we have in this important market.

‘Defend’

In our traditional voice market we were operationally challenged by the trend towards VoIP and the introduction of wholesale line retail (WLR). A large decline in traffic minutes and PSTN/ ISDN connection lines affected our 2007 results, however every quarter of 2007 showed a lower decline in our net line loss. In this shrinking market, we effectively defended our position by promoting attractive retention and loyalty offerings for traditional voice. In addition, we introduced a much simpler subscription portfolio with clear per minute-use propositions.

‘Exploit’

In 2007, we aimed our marketing activities on cross- and upselling to our large customer base through attractive TV and mobile offerings. In particular, combined mobile/ADSL-only offers and combined broadband/TV offers were successful.

In terms of profitability, wireless had one of his strongest years. This favorable development reflects in particular our success to lower SAC/SRC levels, down 19% in 2007 compared to 2006.

We decided to close the shops with the Kral and KPN Klick formulas to reduce the number of retail formulas we deploy in The Netherlands in order to better align our high street presence with our existing brands. This was done to increase our distribution power and to reduce costs.

Brand strategy

Backed by a complete portfolio of offerings and solutions, we launched a portfolio rationalization program whereby we focused on our key retail brands: KPN, Hi and Telfort. The KPN brand is used for our regular offerings, Telfort is our challenger brand and Hi focuses on youngsters.

KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – The Netherlands	25

Information about the company

Business overview – The Netherlands

In the second half of 2007, we successfully expanded the Telfort brand as a fixed-mobile challenger brand to drive further growth. With low-cost, no-frills Telfort offerings (such as fast broadband at a competitive rate) we effectively countered competitive offerings. Starting in the fourth quarter of 2007 we rebranded our Tiscali brand and Speedlinq brand to our Telfort brand.

Strategy going forward; 2008-2010

In the Consumer Segment, KPN has the ambition to strengthen its position as a leading service provider, both in terms of market share and customer perception. We envisage that a strong customer focus will further drive subscriber and ARPU growth.

We maintain our multi-branding strategy, however, with our new approach we want to bring more focus on simplifying our brand portfolio and operations to build a better consumer business. Our new approach focuses, among others, on one innovation roadmap, one distribution management and one Customer Lifecycle Management system.

In wireless services, KPN intends to consolidate its position as ‘best-in-class’ mobile operator in The Netherlands. Revenue growth will come from focusing on the most profitable customers, leveraging distribution and brands, and growth in voice minutes. Wireless data will also be an important source of growth (e.g. from HSDPA offerings supporting higher bandwidths and from TV on wireless handhelds (DVB-H)). Operating profit will also grow as a result of ongoing SAC/SRC reductions, simplified processes and benefits from further Telfort network integration.

The focus in wireline is on stopping line loss and enhancing KPN’s leading position in the voice and broadband segments. KPN will have a strong focus on dual play offerings. KPN will upsell PSTN customers with broadband to retain customer value and cross-sell to KPN VoIP as a retention offer. The Telfort brand is used to address the value-for-money market segment in broadband and VoIP, in addition to the premium KPN brand.

In the TV segment, KPN will further step up its efforts for its value-for-money DVB-T product Digitenne. IPTV is positioned as a premium TV proposition and the IPTV platform is the stepping stone for TV in the fiber rollout as of 2008.

KPN will start the mass roll-out for its All-IP access network in early 2008. In this rollout, KPN will deploy a mix of Fiber-to-the-Curb (FttC, based on VDSL) and Fiber-to-the-Home (FttH). FttC provides a superior offer compared to offers currently available in the market and offers full triple play capabilities with bandwidths of up to 50 Mb/s. KPN also engages in selected FttH initiatives partnering with building corporations and municipalities, like in Almere en Enschede. FttH offers up to 100 Mb/s with voice, broadband, multiroom TV and HDTV.

At the same time, the Consumer Segment will improve customer services by radically simplifying operations and improving the percentage of ‘First time right’. For example, the Consumer Segment plans to cut back from ten brands to three (KPN, Hi and Telfort), from eight portfolios to one and from eight helpdesks to one. This will also result in substantial cost reductions which will be partly reinvested in revenue growth and partly allocated for improving margins to ‘best-in-class’.

Products and services, tariffs and competition

Voice wireline

Products and services

Our Voice Wireline portfolio is based on telephony access services over PSTN and ISDN lines. The revenues from this access portfolio consist of subscription fees charged to our residential customers on a bimonthly basis.

The traffic portfolio consists of local, national long-distance and international call services as well as calls to mobiles and internet service providers (dial-up access). The revenues from these traffic services consist of minute-based fees, also charged bimonthly. Flat fee based offerings have become more important.

During 2007, we put more emphasize on retention and loyalty offerings for minimizing churn and traditional line loss.

Tariffs

Our tariffs for national voice telephony are subject to regulatory approval.

Since January 2007, our traditional voice portfolio has been considerably simplified from over 100 tariff schemes down to three tariff schemes. Our customers can choose among three simple subscription plans. Weekend calls to fixed numbers are free. At attractive rates this offering can be extended to evening hours or to a complete flat fee package.

Competition

We are the largest provider in the traditional voice wireline market. In particular, the wide scale move to VoIP enables a large shrink of the traditional voice market in terms of connections, traffic and turnover. In this shrinking market, we effectively defended our

26	KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – The Netherlands position against cable and other operators and CPS providers. The result was an increase in our traditional voice market share from over 65% in December 2006 to approximately 75% in December 2007.

Wireless services

Products and services

Our regular product portfolio consists of a variety of call bundles (traditional subscriptions, voice and/or voice-data bundles), SIM-only subscriptions, prepay products, SMS/MMS offerings and a range of value added services such as voice mail and call waiting. With mobile penetration already high we continued to focus on attempting to increase revenue per user and reduce churn, effectively using our three brands KPN, Hi and Telfort.

In the first quarter of 2007 we launched our first combined fixed-mobile proposition, ‘MobielThuis’. In this home-zoning product, mobile calls around customer’s home are billed at attractive fixed-line rates. ‘MobielThuis’ proved to be a valuable extension of our portfolio.

The customer base for our Telfort brand continued to show healthy growth figures. Telfort proves to be more and more attractive for cost conscious customers. Through our promotions we focused on the low minute price (such as with ‘Telfort unlimited’) compared to offerings from competitors.

We promoted wireless Internet by introducing new flat fee offerings: ‘KPN Surf & Mail Totaal’, ‘Hi Eindeloos Online’, ‘Surf & Mail Unlimited’ (from Telfort) and ‘Telfort Mobiel Internet Unlimited’ (a service tailored to laptop users).

In the second half of 2007 we launched ‘MobielTV’ (Mobile TV) a new value added service. Subscribers to this new KPN service can receive up to 11 TV channels on their mobile phone using our 3G network.

Tariffs

Tariffs and conditions vary by brand; the higher the bundle, the cheaper the calling and the SMS tariffs. Discounts are given when people subscribe via Internet.

In August 2007 we lowered our MTA rates followed by a cut in roaming rates in September 2007. The new prices for calls while travelling in the EU are in line with the regulatory price caps. See ‘Regulatory Developments’.

In all our brands we introduced and extended the possibilities for an easy and cost-effective entry into Internet. In particular, the flat fee offerings are popular.

Competition

Our wireless services market is characterized by strong competition, helped by the existence of numerous mobile virtual network operators which provide significant competition to the existing mobile network operators. With the acquisition of the telecommunications company Orange The Netherlands (‘Orange’) by T-Mobile The Netherlands (‘T-Mobile’), only three operators are left in the Dutch market: KPN, T-Mobile by Deutsche Telekom and Vodafone.

Internet wireline

Products and Services

Our VoIP portfolio consists of a limited number of products, offering broadband Internet access at different speeds combined with attractively priced telephone facilities. Our InternetPlusBellen offering, one bundle for VoIP and broadband Internet, led the market. As of December 2007, approximately 0.85 million customers subscribed to one of our regular dual-play VoIP offerings or to one of the VoIP products of our newly acquired ISP’s Speedlinq and Tiscali.

In addition to these dual-play options, we continued to promote our single play broadband portfolio, supplemented by a variety of value added services such as virus scanners and firewalls.

We offer customers broadband access through our KPN Internet organization, ‘KPN Direct ADSL’, which offers a direct ADSL connection without using an ISP. Planet, Het Net, Speedlinq, Tiscali and XS4ALL are the brands under which we sell our range of broadband products. In the second half of 2007, we expanded the Telfort brand from just mobile to include broadband and VoIP as well.

Tariffs

Internet customer growth was driven by the increasing popularity of bundled packages (VoIP in particular) and supported by our different product combinations, each with varying features at different price points. Our broadband services are delivered at different speeds and are offered at lower prices to customers willing to accept longer contract periods. In addition, customer acquisition is boosted by supplementary promotions such as free wireless routers with certain packages. KPN broadband subscribers receive additional savings on premium services, such as ‘Service at home’, web hosting and PC-safety, and have access to specific broadband services or packages such as the combination of broadband/VoIP and Digitenne or broadband/VoIP and Interactieve TV. These additional services and

KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – The Netherlands	27

Information about the company

Business overview – The Netherlands

promotions differ by brand. Subscriptions at introductory discounts are offered in order to gain market share. Our ADSL-only offerings (sometimes packaged with a mobile subscription) have shown a steady increase in popularity.

Competition

We faced strong competition in the market for Internet services especially with respect to prices, and more specifically in the market for broadband internet access, reflecting the development of cable operators, of unbundling, and the emergence of FttH offerings. In the Internet wireline segment, we noticed a trend of consolidation in the market around a few major players that offer multiplay (Internet, VoIP, TV).

In 2007, we took full advantage of the shift towards broadband-centric services, such as VoIP. The VoIP issues encountered in the first half of 2007 were solved fully by the third quarter, after which VoIP advertising and order intake resumed. As a result, we strengthened our position as VoIP market leader, targeting effectively specific segments through our strong brands. Also our broadband market share increased, mainly as a result of the acquisition of Tiscali.

Other

Products and services

A large part of our remaining business consists of TV offerings. Other business entities are Media, KPN Contact and KPN Retail. Media is responsible for our media related business activities. KPN Contact is the in-house call center of KPN. In addition to The Netherlands, KPN Contact also exploits its call center business in Belgium and Germany. KPN Retail manages our retail formulas.

Our TV product Digitenne (DVB-T based) offers access to popular digital terrestrial TV and radio channels. Our new IPTV offer ‘Interactieve TV’ (previously called ‘Mine’) is positioned as a premium offer compared to our Digitenne product and has the option to add supplementary services and packages (such as video on demand).

The TV customer can subscribe to several additional packages, such as the ‘Planet Pluspakket’ with various theme channels and the ‘Tele2 Eredivisie’ football package with access to dedicated football channels.

Tariffs

In the course of 2007, we improved the business model and pricing schemes for TV to create a solid foothold in the Dutch TV market.

With the newly priced Digitenne package we are substantially lower in price than the average cable offer. We have priced our new ‘Interactieve TV’ offer at a highly competitive rate in order to grow more rapidly in the emerging Dutch IPTV market.

Competition

Our TV offers compete with the offerings from cable operators, from suppliers of satellite TV and from the IPTV services from DSL operators.

As mentioned above, we have reinforced our efforts in the TV market. We want to gain a significant part of the Dutch TV market from the cable operators and the price decreases are part of this strategy. On the one hand we want to be prepared for the increasingly integrated voice, Internet and television markets (to a greater extent serviced by multi-play offerings), on the other hand, we want to strengthen our portfolio to effectively compete against the integrating Dutch cable sector.

In 2007, The Netherlands Competition Authority (NMa) cleared the proposed merger of the cable operators Casema and Essent Kabelcom. The two companies were acquired by the same private equity investors and will be merged with the smaller rival Multikabel. We estimate that together the three operators serve between 45% and 50% of all Dutch TV connections, and between 20% and 25% of all broadband internet connections in The Netherlands.

Distribution

Different retail store outlet chains support our marketing philosophy with ‘Primafoon’ and ‘KPN.com’ as our mainstream outlets, with ‘Hi’ retail stores aimed at the youth market and our new ‘Telfort’ stores supporting our challenging role in the market. During 2007, we discontinued several trials with other distribution concepts (such as the Kral and KPN Klick formulas) and instead focused on a limited number of outlet brands serving target groups with a distinctive marketing philosophy. The shops sell a wide variety of communication, information and entertainment solutions, fixed and mobile, and include a wide variety of devices. For more information on Business Centers, we refer to ‘Distribution and Seasonality’ of the Business Segment.

28	KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – The Netherlands

Besides our own channel retail stores, we make use of several independent retail mobile stores as a distribution and sales point, such as ‘T for Telecom’, ‘The Phone House’ and ‘Debitel’. To increase revenues and to strengthen customer relations, we continue to look for new initiatives and partnerships. A successful example is Telfort’s initiative to team with ‘The Phone House’ to sell its mobile internet product. At the same time, Telfort also expanded its sales channels with mobile booths that set up in markets and fairs in larger Dutch cities.

To promote our TV portfolio we also used several well known retail chains, such as BCC, Expert and MediaMarkt.

Business Segment	The Business Segment comprises the following activities: Voice Wireline, Network Services, Wireless Services, Application Services and Corporate Solutions.

Strategy

The Dutch ICT market is benefiting from economic growth and major demographic trends. Businesses innovate processes, services and business models, in which fast, secure access to information is becoming more important. ICT is vital in this process and as a result, ICT budgets are increasing.

In the corporate market segment, we see a growing amount of converged IT/Telecom deals with a clear trend towards outsourced service provisioning. There are market opportunities for workspace and application outsourcing in particular, traditionally the domain of large outsourcers and system integrators.

The markets for application management and hosting are growing fastest. Business continuity regulation (SOx, Basel II) and digital processes and information drive the demand for storage capacity. Software as a Service (software hosted in cyber centers, accessible via internet) is still a relatively small business, but growing at high speed and expected to fundamentally change the software industry.

The infrastructure market is still characterized by fierce competition of national and international telecommunications providers as well as cable companies. Price competition continues, since basic telecommunications services have become commodity services. Decline in the fixed voice market continues, mainly driven by the uptake of IP voice and substitution by mobile and data.

Major providers are moving towards next generation networks and services. New communication services are IP-based and access to information is possible through various kinds of hardware devices. Fixed and mobile services are being increasingly packaged and/ or converged. This is also reflected in the continuing consolidation of fixed and mobile communication providers.

An important business trend is mobility: working any time any place is important for employers as well as employees, as it improves productivity as well as work-life balance. Adoption of mobile data services is still relatively small, but is expected to increase rapidly, both as a result of technological development (of devices and networks) and targeted marketing activities.

‘Attack’

Implementing KPN’s strategy in the business market was aimed at grasping the opportunity to shift from decreasing traditional communication services towards services in the larger and growing market for end-to-end managed ICT Services. We are the preferred supplier for IP-VPN, Ethernet VPN (E-VPN), IP-PBX, DSL Access services and POTS (traditional telephony services) in The Netherlands.

Implementing our strategy, we have taken a number of initiatives to establish KPN as a provider of managed ICT services, both through autonomous growth as well as through acquisitions and partnerships.

•   Creation of the business unit ‘ICT Services’

In September 2007, KPN started with the new Business Unit ‘KPN ICT Services’. All KPN ICT services related activities and acquisitions are grouped together in this new business unit (including Software Online, Cyber Center services and Enterprise Solutions). With the creation of this unit KPN aims to meet the growing need in the business market for integrated, managed ICT solutions. Combined with the acquisition of Getronics in 2007, KPN has the requisite skills and the portfolio of products (both online and on site) to become the prime contractor for ICT services in The Benelux.

•   Expansion of the Software Online portfolio (formerly ‘Applications Online’)

In 2007 KPN established a footprint in the small and medium sized segment of the Dutch market for online applications, backed-up by marketing campaigns centered around online applications for internet security and mobile e-mail. We have also initiated sales of prepackaged versions of Software Online through large retail outlets, (including KPN’s own business outlets) as well as through other third parties (e.g. Sony). In addition, we have started a pilot for remote and on-site IT support in order to establish more revenue

KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – The Netherlands	29

Information about the company

Business overview – The Netherlands

streams from service and support to small and medium enterprises and to improve customer satisfaction. By taking the lead in the Dutch market, KPN is, as one of the first operators in the world, able to sell managed online ICT services in the business market.

•   Consolidation of Narrowcasting services

In 2007 we merged NN Solutions, QBIX and eYe-display (all acquired in 2006) into KPN Narrowcasting, a company with the trade name QYN, in which KPN holds a majority stake. QYN provides end-to-end managed narrowcasting solutions towards an increasing number of customers. Additionally, in 2007, ON (KPN’s joint venture with Heineken) has become the largest narrowcasting network by number of sites in The Netherlands. ON has evolved towards a cross media company using narrowcasting, internet and mobile to target the age group of 18-35 for its customers like KLM, Nationale Nederlanden and Seat.

•   Expansion of Healthcare solutions

In 2007, KPN initiated the largest remote E-Healthcare pilot ever held in The Netherlands. In the pilot, a group of up to 1000 people are being monitored with telemedicine solutions, via a cooperation among hospitals, a large homecare organization and a number of general practitioners. It enables patients to talk to a medical call center or to consult their doctor via video, using their TV set in combination with a DSL connection. Being able to see and speak with patients remotely and monitor their physical condition, healthcare professionals save travel time and avoid spending additional time on patients who do not require an in-person consultation. This increases the time they can spend with other patients, thereby increasing their efficiency. E-health envisages to make healthcare in The Netherlands more affordable and to keep it accessible to everybody. The pilot will continue to be evaluated in 2008. Furthermore, KPN has actively extended its ZorgConnect network (initially between hospitals, pharmacists and general practitioners) with connections to homecare organizations, nursing homes and mental institutions. With ZorgConnect, KPN provides a secure backbone for the entire healthcare chain, over which healthcare providers can securely share patient information. KPN ZorgConnect was the first network in The Netherlands to be certified by the government as a secure Healthcare Service Provider.

•   Successful introduction of ICT services for education

KPN is continuously expanding its School Online portfolio (consisting of free internet, managed ICT services and digital educational content). KPN acquired a minority stake in Station to Station in 2007, which provides desktop management services to more than 800 primary schools in The Netherlands. Additionally, KPN has developed ROCtv, an integrated narrowcasting solution for the ROCs (Regionale Opleidings Centra). ROCtv is a co-production of a group of 5 five ROCs, NCRV (a Dutch broadcasting company) and KPN. After a successful pilot in June 2007, KPN and NCRV are further investigating commercial introduction of this new service.

‘Defend’

KPN Business Segment defended market shares in its very competitive telecommunications market. Our proven services are a vital part of the solution for current communication needs of our business customers. They are also the stepping stone for migration to IP based and ICT services. The combination of telephony, internet, mobile and content services provides excellent opportunities to exploit our reputation as a reliable and innovative partner for telecommunications services.

In 2007, we combined the business customer activities of KPN’s former KPN Mobile The Netherlands and Fixed division resulting in one single new segment, serving all business customers in The Netherlands, with both fixed and mobile services. With this integration, we have been able to enrich our position with packaged offerings, exploit cross and upsell opportunities and to pursue selected cost synergies. KPN Business Segment aims for ‘best-in-class’ customer services, around customer focused processes, systems and employees.

Our brands and marketing

For business customers in The Netherlands, KPN is the primary brand for both voice wireline, Internet/broadband and data network services. KPN also owns Infonet Netherlands, which offers data networking services, as an exclusive distributor of Infonet Inc. in the Dutch Market. In 2006, KPN’s marketing further refocused from a product to a market orientation for both consumer and business customers. For small and medium enterprises as well as large enterprises, our major goal has been to offer our customers a range of services and easy-to-use solutions based on their business needs. To meet this goal we often successfully play the role of ICT advisor. Providing advice to the customers is also a part of the continuous improvement in our customer service and satisfaction. Examples of advising customers are ‘ZekerWeten’ (a fixed-mobile campaign emphasizing our advisory capabilities based on innovative advisory tools), ‘Telecomscan’ (an online advisory tool for SMEs to identify the best possible communications mix, taking into account a company’s mobile and voice wireline usage) and the Business Continuity Quick Scan, a tool which enables large enterprises to gain insight in the continuity of their business processes in case of a crisis.

30	KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – The Netherlands

We have increased our sales of broadband (Office DSL), IP-VPN and E-VPN network solutions, nationally as well as internationally. During 2007 we continued offering managed services that optimize business processes and contribute to business continuity and ultimately cost savings. In the SME market KPN has strengthened its position with intensified marketing campaigns for KPN’s DSL offering and KPN’s new product line up.

Strategy going forward; 2008-2010

KPN will continue to move up the value chain towards managed ICT services. Based on a strong customer focus, KPN intends to be the preferred supplier for business customers. KPN has the ambition to be the leading end-to-end ICT service provider in The Netherlands by 2010 and have strong market positions in Infrastructure Services, Application Management and Outsourcing.

In Infrastructure Services, Wireless Services will continue to be a growth business, despite regulatory tariff cuts in MTA and roaming. More specifically, further revenue growth will come from data services, such as laptop data cards, Blackberry, PDA and Machine to Machine. Furthermore, KPN operates a superior 3G network based on HSDPA, offering higher bandwidths and higher population coverage than its competitors.

In Wireline Services KPN is pro actively migrating its business customers to IP-based services. In 2007, the Frame Relay and FlexiStream platforms were switched off, while other legacy services are gradually phased out. The move towards a narrower range of IP-based platforms allows a radical simplification of the business and substantial cost reductions.

The demand for higher bandwidths is addressed with a step up in Fiber-to-the-Office (FttO) initiatives started in 2007. These initiatives will continue in the coming years.

Fixed-Mobile Integration opportunities will be stepped up in coming years, following successful introduction of for example ‘ONE’, a fully integrated Fixed-Mobile offer with a continuously expanding range of services.

In 2007, KPN set a major step in moving up the ICT value chain through the Getronics acquisition. It provided KPN with a leading position in Workspace and related IT-services. Next steps in unfolding its online applications portfolio and housing and hosting initiatives lie ahead.

Products and services, tariffs and competition
The Business segment primarily generates revenues from the following portfolio clusters: Voice wireline, Network services, Wireless services, Application services and Corporate Solutions.

Voice wireline

Products

KPN offers fixed-line telephony access services over analog lines (PSTN), digital lines (ISDN) and increasingly over IP-based connectivity (VoIP). The revenues from traditional access services consist principally of subscription fees charged to our customers on a bimonthly basis. Total net sales from connections, for which we charge a one-off connection fee, and subscriptions, depend on the number of new connections and customer lines, the mix of the customer base (fees for digital lines are higher than for analog lines) and fees charged for our services.

KPN offers national and international access through a number of different offerings. The revenues from these traditional traffic services consist of minute-based fees charged bimonthly. The minute-based fee differs per proposition.

By designing smart migration plans in cooperation with our customers, we strive for an optimal balance between traditional voice wireline services and new IP-based voice services in our service offering. Additional online services such as product or rate plan advisory have been implemented to increase customer satisfaction.

Tariffs

Our tariffs for fixed-line national voice telephony services are subject to regulatory approval. Under the regulatory framework that applies to the Dutch telecommunications sector, these tariffs will continue to be subject to regulation for as long as the Dutch regulator designates us as having significant market power. However, since January 1, 2006, we were granted more flexibility to maneuver in our pricing strategy, leading to a number of new tariff differentiated propositions for specific customer groups, such as Corporate Voice XL (introduced in 2007).

With the additional pricing strategy flexibility and the tariff differentiated propositions we were able to stabilize our market share in the fixed-line voice telephony market.

As of January 1, 2006, international calls are no longer subject to OPTA regulation. As a result, we are free to compete on international calls.

The tariff of ‘Zakelijk InternetPlusBellen’ consists of a DSL subscription fee and a voice subscription fee. Voice calls over the DSL connection are included in the subscription fee, except for international and fixed-to-mobile calls (which are charged per minute). Our VoIP Connect offering is based on a license fee per user combined with an IP solution of

KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – The Netherlands	31

Information about the company

Business overview – The Netherlands

the customer. Traffic fees are charged per minute. Our VoIP tariffs are also subject to OPTA regulation.
Competition

In the traditional voice access market we are the largest provider. We experience continued competitive pressure from Direct Access and Carrier Select and Carrier Pre Select competitors, including Tele2/Versatel The Netherlands, BT Worldwide, Verizon, Esprit Telecom, Colt, Essent and Priority. Additionally, traditional voice services are threatened when migrated to another provider. Another threat is substitution by mobile telephony as well as the migration to VoIP services.

In the corporate market traditional voice telephony is being replaced by broadband and IP-VPN solutions, which increasingly are being equipped to provide inter-company voice traffic (without call charges).

Increasing broadband penetration in the small business market threatens our traditional voice access services (PSTN and ISDN), where we encounter competition from cable operators offering VoIP solutions bundled with broadband Internet.

Network services
Products

We offer a range of data communication services for our business customers. We are the leading provider of these services in the Dutch business market both in terms of revenues and in terms of number of connections. In addition, we offer data services in Europe through our KPN EuroRings network as well as worldwide through our partners. The telecommunications solutions based on data/IP services we offer include:

•  National data services

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

•  International data services

Through our KPN EuroRings network we provide international connectivity services in Europe. The international services also vary from transmission services such as international leased lines to network services such as IP-VPN and E-VPN services. Furthermore, for worldwide solutions we work with partners like SingTel, Telefónica and Sprint. This is complemented with substantial participations in various sea cables.

In 2007 we emphasized the migration of customers from traditional to IP based services as well as the upgrade from unmanaged to managed solutions. In addition, Economy IP-VPN was introduced in the SME market and we addressed the rollout of Fiber To The Office more intensely in order to meet customer demand. We have been able to significantly increase the number of connections by the migration of customers, the introduction of new services and the autonomous growth of our DSL and Ethernet portfolio.

Tariffs

Pricing of KPN data services, Internet access services and integrated and managed solutions is largely based on recurring monthly subscription fees. The pricing depends on the bandwidth, the quality level and the functionality provided. The pricing of leased lines also depends on the geographical distance. Some services have an additional volume-based pricing component. Customers are typically billed on a monthly basis. Data services are partly regulated. The service fees of regulated services are therefore based on prescribed cost-based calculations as stipulated by OPTA.

The price levels of data and Internet access services are declining. This is the result of a combination of intense competition, overcapacity of bandwidth and the migration from traditional services with higher prices to next generation services with lower prices.

Competition

We have many competitors in the data communications services market, such as BT Global Services, MCI, IBM, Colt, Essent, Tele2/Versatel The Netherlands, Global Switch, TNF Network Factory and BBNed. Our competitors invest in the construction of backbone infrastructures in The Netherlands and in local networks in large Dutch cities, comparable to our CityRings network. Local government fiber initiatives also increased the competitive pressure within The Netherlands and introduced new competitors.

32	KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – The Netherlands

Wireless services
Products and services

KPN offers a wide range of mobile communications solutions to our customers. Under the KPN brand we provide mobile voice, data and internet services. KPN’s international mobile service provider, Sympac, offers customized mobile communication solutions for multinational companies.

Demand for mobile data services continues to grow strongly. Customers are especially interested in wireless e-mail solutions (Blackberry, Windows Mobile) and in Mobile Internet Cards.

In 2007, KPN introduced the Push to Talk service. With this service customers can use their mobile telephone as a walkie-talkie and can make group calls from a phone or a central dispatcher through the push of a button.

Furthermore, KPN improved the performance of its data network, both in terms of coverage and capacity. We have also improved our online customer self care service environment, providing customers with improved transparency to their mobile phone expenses.

Tariffs

The services KPN offers in the business market mainly have a postpaid structure, combining monthly subscription fees with traffic-based pricing. In response to regulatory requirements, KPN reduced its MTA tariffs in July 2007 and its international roaming tariffs in September 2007. For further information see ‘Regulatory Developments’.

Competition
The main competitors of KPN in the business market are Vodafone and T-Mobile (including Orange which was acquired by T-Mobile in September 2007).
Application Services – Enterprise Communications Solutions
Products

KPN designs, delivers, integrates, services and manages unified, voice and data communication solutions at customer premises, such as PBX and Local Area Networks. Anticipating fixed and mobile communication convergence, we offer combined solutions to meet customer demand in new areas and for selected market segments, such as:

•    high end communication solutions, on demand IVR integration between Contact Center applications, CRM application and Voice Response Applications;

•    high end communication solutions for trading rooms; and

•    video surveillance, internet security and healthcare solutions. We work closely with high-quality partners to enable us to acquire specialist knowledge in these areas.

Customers are increasingly demanding managed or outsourced solutions. KPN provides outsourcing solutions for all or part of the telecommunications operations and infrastructure of companies, increasingly focusing on the integration of fixed, mobile and data communication. We offer the know-how of our consultants, project and implementation managers and specialists in telecommunications management and technology. Forrester research shows that KPN is the number three managed services provider of all managed service providers in the EMEA region (source: Forrester, European Telecom Operator Managed Services Deals Survey 2006).

In order to further strengthen our position in the field of enterprise communications in general, we acquired three companies in 2006: Newtel Essence, CSS Telecom and Siemens Enterprise Networks. During 2007, we integrated these companies into our business in order to create synergies:

•    Siemens Enterprise Networks was integrated with CSS Telecom; and

•    Newtel Essence combined with the former KPN onsite call center business and online 0800/0900 business and is now able to offer businesses a full range of solutions for interaction between businesses and their customers.

The three acquired companies performed according to expectations in 2007 and their 2007 results were comparable to the original business estimates made prior to their acquisition.

In 2007, we were one of the first worldwide operators to participate in the Microsoft Voice Partner Programme. We are also actively working with other leading vendors to develop innovative propositions in the field of unified communications.

KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – The Netherlands	33

Information about the company

Business overview – The Netherlands

Tariffs

We offer competitive tariffs for our products, service contracts, managed services and other services due to our supplier relations, scale, knowledge of communication solutions and the use of technology (such as service on line) for servicing and managing the products. Revenues from equipment and voice and data solutions are moving from one-off revenues to recurring revenues (for example Managed IP Telephony ‘tariff per seat’ and ‘tariff per functionality’).

Competition

Our competitors are numerous and vary in size and expertise. Our main competitors are Imtech and Dimension Data. Increasingly we encounter other international operators like BT and Colt, mainly in the area of managed services. We maintain our leading position with high success rates and high customer satisfaction. Clients have chosen KPN increasingly for our end-to-end full service provisioning, our large and highly skilled field force (local presence) and fixed and mobile convergence as well as our innovative solutions.

Software Online
Products

Software Online consists of a range of online application services for small and medium enterprises, introduced by KPN in 2006. Software Online enables companies to access software and content via the Internet. The applications are hosted in KPN cyber centers, safe and secure, relieving companies from the installation and management of applications on servers on their premises. Employees can log on to the applications from any location through a PDA, a private PC or a laptop, enabling them to work anytime, anyplace.

In 2007, KPN continued to expand the portfolio of online application services, which currently includes, among others, Exchange Online, Back-up Online, CRM Online, Workspace Online, Extra Harde Schijf Online and Document Sharing Online and ‘Internet Safety Pack’. At the end of 2007, we had approximately 23,000 users for Software Online. In order to handle the large number of orders, we have implemented an automated order, delivery and invoicing process, fully managed and monitored to ensure quick and smooth access to the service.

Tariffs

For Software Online, we follow a premium pricing strategy, based on fixed price per month per user. In 2007, we won several ‘best value’ awards, for services such as ‘Backup Online’ and ‘Exchange Online’, demonstrating that KPN is able to lead the market with a good balance between functionality and price.

Competition

We currently encounter competition from small, niche and/or start-up companies. Customers are particularly attracted by KPN’s offerings based on brand perception and secure and high quality service. We foresee intensive competition from large companies like Microsoft and Google in the future, but expect to be able to leverage our sound position in the Dutch market and small and medium sized Dutch companies’ preference for providers with local Dutch support.

Application Management Systems
Products
KPN’s offering of Application Management Systems ranges from relatively basic housing services to state-of-the art business continuity and SAP hosting services.

Demand for housing and hosting services is fuelled by online applications and large enterprises’ need for data storage. In 2007, we expanded our capacity for housing services by approximately 40% through a partnership with Siennax for sharing infrastructure in cyber centers. We established contracts with numerous large customers to deliver SAP hosting, storage and backup services and application hosting. In order to improve our SAP offerings, we introduced Remote SAP management, where customers have the ability to make use of our intensive knowledge on SAP and business continuity without making instantly drastic changes in their infrastructure. We also provide messaging services to retail and governmental organisations.

Tariffs

With our state-of-the art Application Management services we are able to maintain a premium price strategy, although we encounter strong price competition in the market. By innovating and improving our operational efficiency we expect to maintain our margins.

Competition

Our competitors are numerous and vary in size. For SAP hosting, we mainly encounter SAP specialist companies like Ctac. In order to maintain our market position we have established strong partnerships with other ICT providers and with business consultancy firms, leading to a number of successful deals in 2007. For our SAP hosting and business continuity solutions we maintain high customer satisfaction levels. Our customers choose us for our

34	KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – The Netherlands excellent cyber centers, which provide customers the ability to tailor solutions based on their specific needs.

Corporate Solutions

In the corporate market, we face competition from international companies offering managed ICT services (e.g. system integrators), as well as from niche players in specific (vertical) market segments. The convergence of IT and telecommunications is increasingly reflected in requests for end-to-end ICT service delivery. In many cases, large companies contract one single provider for the overall integration of all (own or third party) underlying services.

Corporate Solutions – Integration and Outsourcing services

In 2007 Corporate Solutions further transformed from a telecommunications provider to an ICT solutions provider. We deliver managed services up to fully outsourced solutions for integrated data, voice and mobile as well as workspace management.

Outsourced solutions

KPN designs, delivers, integrates and insources ICT solutions. In addition, we offer communication solutions for special events, call centers, video surveillance, security, dynamic instore marketing (narrow casting) and healthcare in close cooperation with partners that are specialized in the respective subject. We also offer the know-how of our consultants, project and implementation managers and specialists in ICT management and technology.

Workspace management

In 2007, KPN started the desktop outsourcing activities which resulted in obtaining new customers representing 1500 workspaces. The desktop proposition is offered in three varieties:

•   online takeover of an existing desktop/PC environment based on ASP tooling;

•   new online technology: virtual online desktop including all ICT infrastructure and full virtualization of ICT applications (including Voice IPBX); and

•   ICT outsourcing based on third generation modelling, an end-to-end managerial approach based on subcontracting or outsourcing of existing contracts/parties/solutions.

KPN intends to expand and differentiate its capabilities in terms of online workspace environment solutions towards a market-driven set of solutions which will meet the demands of different customers.

Business Mobile Solutions

In 2007 the Private Mobile Radio organization was transformed into a knowledge driven company, BMS, which offers mission critical communication and mobile solutions. BMS offers communication solutions at airports, in harbours and on trains, but also personal mission critical communication for police forces, fire brigades and ambulance personnel. Also a new portfolio for fleet management was introduced with functionalities like tracking, tracing, navigation and order dispatch. BMS is focused on selling, marketing and managing the projects to implement the solution we design and finally service and manage it for our customers.

Public Sector Solutions

In 2007, we completed the integration of Gemnet (acquired in 2006) and successfully started to implement our strategy of providing value added ICT services to municipalities, waterboards and provinces in The Netherlands. In 2007, Gemnet expanded its position as a provider of managed ICT services in the local public sector. Almost all municipalities have signed a multi year contract for broadband connectivity over the Gemnet platform, a secure data network between municipalities and major central governmental departments. In addition to connectivity, Gemnet started to sell value added services to municipalities and third parties.

Tariffs

We believe we are able to offer competitive prices for our products, service contracts and other services due to our excellent supplier relations, extensive knowledge of communication solutions and the use of technology (such as service on line) for servicing the products.

By offering more and more end-to-end services to our customers, revenues from equipment and voice and data solutions move increasingly from one-off revenues to recurring revenues (for example from ‘price per minute’ in managed voice solutions to ‘price per seat’ for desktop management services).

KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – The Netherlands	35

Information about the company

Business overview – The Netherlands

Competition

Our competitors are numerous and vary in size, depending on the type of required solution as well as the branches in which we are acting. Our main competitors are BT Global Services, Verizon, Orange Business, AT&T and Colt (international managed data networks), Vodafone (international mobile phone services), Imtech and Dimension Data (managed ICT services).

We maintain our leading position with high success rates and high customer satisfaction. Customers have chosen KPN increasingly for our end-to-end full service provisioning and fixed and mobile convergence as well as our innovative solutions.

Distribution and seasonality

KPN has a wide range of channels available for its business customers.

Small and medium-sized businesses can reach us for sales and service by phone, they can visit a shop (e.g. Business Center) or by logging on to www.kpn.com, the internet channel of KPN. In addition, KPN works, in this part of the market, with a nationwide network of ICT and telecommunications resellers who sell KPN portfolio and complement this with value added services such as consultancy. This allows our customers to buy turn-key ICT solutions at a familiar address, whilst KPN takes care of the ICT network facilities.

In 2008, KPN will start a new channel formula for small and medium-sized businesses. New business shops will open to replace the former 17 Business Centers. These new shops will offer custom made ICT solutions.

For enterprise customers ICT is strongly linked with the strategic business processes of our customers. Therefore KPN serves these customers with strategic account managers who work closely with portfolio consultants and with other channels for an optimal service-delivery and customer experience.

In the case of integrated managed solutions KPN works in accordance with the Service Management method, using its own service components or components purchased from third parties. A program manager is, for a specific customer, responsible for the optimal performance of the KPN integrated solution and can rely on a team of permanent staff and a pro-active service organization.

Seasonality

Seasonality in revenue-streams is mainly caused by holidays in the third quarter. Holidays have a slightly negative effect on the project-driven part of total revenues of Corporate Solutions and Application Services. Furthermore, traffic revenues of Voice Services and Wireless Services are somewhat lower during holidays. This effect is partly offset by higher Wireless Services revenues from roaming.

Getronics Segment

KPN completed the acquisition of Getronics in October 2007. Integration of Getronics with KPN commenced immediately. KPN will integrate its ICT Services and Corporate Solutions businesses into Getronics and will continue to run the Getronics business as a separate IT company, given the fact that dynamics of this market are different from the telecommunications business.

Strategy

Getronics has strong competencies in workspace management and application services. Therefore, the acquisition of Getronics reinforced the ICT strategy of KPN and further transforms KPN from a communication service provider to provider of ICT services. More and more companies are recognizing the continued convergence of telecommunications and IT, achieving significant benefits by sourcing all related services from a single vendor. Combining Getronics’ business with KPN will transform our existing ICT business by giving us critical mass and expertise and enhancing our opportunity to become the ICT partner for our widened client base in our key territories. Some key benefits of combining Getronics with KPN are:

•   the combined business becomes the prime contractor to provide integrated ICT services, with enhanced time-to-market and product development capabilities;

•   cross and upselling opportunities to one another’s client bases; and

•   platform to benefit from the relatively untapped and fast growing small and medium enterprises’ market segment, leveraging the KPN sales force.

36	KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – The Netherlands

Strategy going forward; 2008-2010

In the Benelux region, Getronics is strengthening its market leadership position in infrastructure and network-related IT services and consulting. Getronics will offer end-to-end solutions with workspace management at the center, which is one of the key strengths of the Getronics business. Other services offered are data center and hosting services, connectivity solutions and Software as a Service. The services are complemented by independent consulting and professional services through the separate label Getronics Consulting.

In the global workspace management business, Getronics intends to expand and strengthen its global delivery capability. This delivery capability is based on own operations in countries with sufficient scale and on partnerships in other countries.

The launch of a new workspace management solution ‘Future Ready Workspace 2.0’ in the second quarter of 2008 will support the global delivery capability for serving international clients and drive profitability. Future Ready Workspace 2.0 is an integrated solution covering a large part of our service portfolio.

Going forward, Getronics will focus on its core operations, where Getronics will continue to operate the activities in network-related IT services and connectivity. Activities further up the value chain such as Business Process Outsourcing and Business Applications are considered to be non-core.

Accordingly, Getronics is considering the divestment of a number of strong businesses, either in part or in full in the Benelux and globally. In the Netherlands in particular, Getronics is considering the divestment of several non-core businesses with strong operating profit margins, being Business Applications Services and Business Solutions for local governments and healthcare. A final decision will be made depending on interest from potential buyers and the detailed carve-out plan. The divestment of these non-core assets will allow KPN to recoup part of the acquisition consideration.

Brand strategy

The Getronics’ brand is promoted in over 25 countries as part of the Getronics’ brand strategy. In addition, Getronics’ strategic partners, alliances and service partners also help to support the Getronics’ brand on a global scale. In 2007, Getronics’ brand strategy was focused on increasing industry recognition as the workspace management company with global delivery capabilities. Getronics go-to-market model is centered around the following proposition: ‘Enabling the High- Performance Workforce’. Getronics fulfils this proposition by providing its clients’ end-users high quality services, real-time infrastructures, optimized business applications and collaborative people. The Future-Ready Workspace is one of Getronics’ most important products and combines in a modular and standardized approach with components of the whole Getronics portfolio. This has significantly increased the brand recognition of Getronics and has improved the visibility of Getronics amongst industry analysts, consultants and clients.

Products and services, tariffs and competition

Products and services

We define this business into three main areas: Workspace Management (exemplified by the Future-Ready Workspace), Application and Integration Management, and Consulting and Transformation.

Workspace Management

Workspace management expertise and focus is encapsulated in its Future-Ready Workspace. The Future-Ready Workspace has been developed to give the workforce constant and reliable access to relevant information and to help people connect across the enterprise. In a single physical and virtual environment, it gives the workforce access to all the applications and infrastructure. It is secure, scalable and simple to maintain. With the Future-Ready Workspace, innovations and upgrades are provided as required, and Getronics’ remote management services ensure that all systems operate with efficiency. The Future-Ready Workspace also integrates technologies through alliances with Cisco and Microsoft.

Application and Integration Management

Minimizing cost and adding value are essential objectives for both workspace and application management. Getronics is delivering expertise to its clients through three broad areas of activity:

•   the integration of new and existing business applications;

•   application maintenance and evolution, ranging from patching through to major replatforming projects; and

•   full application management, where we assume complete responsibility as an outsourced applications service provider.

KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – The Netherlands	37

Information about the company

Business overview – The Netherlands

As an applications partner in specialist areas such as retail banking, insurance, healthcare and government, our applications expertise is particularly focused on the way applications help clients establish intimacy with their own customers. This can be at the physical point of contact in a branch or through virtual channels such as customer contact centers.

Consulting and Transformation

We provide clients with guidance and analysis of issues around effectively maintaining current ICT investments, introducing new technology, leveraging industry standards for predictable performance, introducing continuous improvement programs, addressing security shortcomings, and transforming existing environments. With our clients, we develop proposals and also implements those proposals. In total, Getronics has over 1,500 workspace and application management architects and consultants.

The three broad go-to-market offers described above have been built around Getronics’ core strengths and are built on the global portfolio of services which covers workspace management, applications, technology transformation, communications, and security.

Tariffs

Pricing of our services varies in function of many parameters, such as the scope, the requested service level, and the geographic spread. In general, the tariffs in managed services (including outsourcing contracts) tend to suffer from rate discounts in most renewal and competitive bidding situations. This goes together with continued reductions in the cost associated with delivering these services, in particular by reducing the labor component and increasing automation. The professional services markets (including consulting and transformation services and application services) are benefiting from increases of hourly rates and tariffs, however, some of these increases also reflect upward pressure on employee compensation due to the scarcity of skilled and experienced ICT professionals, particular in Europe.

Competition

The ongoing trend in the ICT industry towards globalization has resulted in, among other things, consolidation within the ICT industry. Notwithstanding this consolidation, the ICT industry in Europe remains fragmented. The markets in which Getronics operates are intensely competitive and undergo continuous change. The competitors can differ significantly depending upon the market, client and geographic area and include a broad spectrum of ICT services companies, ranging from systems integrators to outsourcing providers and consulting companies, such as IBM, Atos Origin and CapGemini.

Distribution and seasonality

Getronics investment in its global service delivery organization and tools has significantly increased the proportion of services that Getronics provides from centralized and remote locations. This is particularly true for workspace management, including security and communication services. At the same time, consulting and transformation services require large numbers of skilled and certified ICT professionals on-site. The sales approach depends mainly on the size and type of the client. Getronics has established dedicated international sales and account management for the large multinational clients, whereas local market opportunities are targeted by country teams. Large national accounts also have dedicated sales and account management, but these are organized on a local level. In addition to the direct sales organization, Getronics has a global channel sales organization. This global channel organization distributes selective parts of the Getronics portfolio in geographic areas in which a direct sales force is not present. This organization also includes partners who sell our portfolio together with their own (e.g. OEM’s, Telecommunications and other System Integrators).

Getronics’ revenue and operating profit show a strong seasonal pattern with revenue and operating profit significantly higher in the second and fourth quarters than the first and third quarters In particular, the fourth quarter is much stronger because of a seasonal pattern in activity levels within consulting and transformation services as well as a strong end of the year uplift in the application services business for the public sector as a result of the usual budgetary spending by government clients.

38	KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – The Netherlands

Wholesale & Operations Segment

The Wholesale & Operations (W&O) Segment’s activities comprise two main activities: the operation of KPN’s networks (whether telephony, DSL, mobile, TV or All-IP networks) and the wholesale of network capacity to external parties. Besides serving the internal KPN market with all kinds of telecommunications services, W&O’s main external businesses concern national wholesale (like Internet, voice and TV services) and international wholesale, such as global carrier services through iBasis.

Strategy

The telecommunications industry is faced with two fundamental challenges: on the one hand, the declining costs of bandwidth making it easier for new entrants to enter the market, and, on the other, the convergence of infrastructure into a single IP protocol causing formerly separate infrastructures, such as cable, to become more competitive. In order to rise to the challenge of increasing competition (both from new entrants as well as other infrastructures), KPN is making sure that its infrastructure is competitive from a cost perspective, its execution outperforms that of the other market parties.

In view of being the most cost-efficient operator, KPN wants to make sure that its scale on the infrastructure side translates into a cost advantage. This means that KPN invested in implementing the newest technologies (All-IP technology, fiber networks, etc.) to ascertain that old infrastructures can be terminated and KPN can get to the lowest cost point. Moreover, it is KPN’s opinion that execution is key to surviving in an increasingly competitive market. Finally, a fundamental belief of KPN is that if ownership or control over infrastructure is less of a barrier to entry, KPN must ensure that new entrants will use KPN’s infrastructure by focusing on obtaining a fair share of the wholesale market.

The wholesale market shows an increasing demand for bandwidth and new services (mainly IP and mobile based), whereas revenues from traditional services (ISDN/PSTN and switched Internet) decline. Due to this shift in demand, KPN observes growth in its wholesale volumes, as cable and ADSL operators are entering the retail voice market via VoIP.

Internationally, KPN notices a trend in international consolidation and strategic alliances with, consequently, a downward pressure on tariffs only partly offset by increasing volumes. To address this challenge, KPN merged its global carrier services activities into US-based iBasis, Inc. in 2007. The merged entity (51% owned by KPN) presides over KPN’s wholesale voice network in Europe and Asia and iBasis’ footprint in the Americas and Asia. The acquisition of iBasis contributes to the growth of KPN’s activities by increasing the share of IP-based services in KPN’s portfolio.

‘Attack’

Services are increasingly becoming infrastructure independent. KPN pro actively migrated traditional services to IP-based services (e.g. VoIP), while broadband services were extended with value-added services. The continuing launch of new services, both retail and wholesale, took place to achieve scale advantages.

As part of its strategy to grab a big portion of the wholesale market, Wholesale & Operations continued to search for new wholesale opportunities. In 2005, it introduced Wholesale Broadband Access (WBA) in addition to Local-Loop Unbundling (LLU), enabling ISPs and other operators to add ISP-specific value (such as spam and virus filters, firewalls and email services) without the need to invest in DSL networks. As part of its plan to roll out an All-IP network, in 2007 KPN reached agreements with alternative DSL providers on the future use of MDF co-locations. The agreements contain alternative access possibilities (e.g., access to core locations via WBA and access to street cabinets through SDF Access).

‘Defend’

KPN continued to search for possibilities to maintain or even increase the profitability of traditional services by leveraging scale advantages, improving the execution of such services and responding to consumers’ desire for choice via wholesale offerings in addition to KPN-branded retail products and services.

KPN’s All-IP objectives support its defending strategy by maximizing the position in traditional services prior to migration to IP-based services and phase-out. KPN delivers an IP-based open access model with unbundlers as resellers on KPN’s infrastructure.

‘Exploit’

As explained before, KPN strongly believes its infrastructure has to be the most competitive infrastructure from a cost point of view. To achieve that, several cost savings programs have been initiated (mainly aiming at staff levels, traditional IT systems and infrastructure), the fixed and mobile organizations have been integrated, while all network assets were centralized to increase efficiency. The switch to an All-IP network will further contribute to reducing KPN’s cost base.

KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – The Netherlands	39

Information about the company

Business overview – The Netherlands

Strategy going forward; 2008-2010

In the International Wholesale voice market KPN has become a top four player through the combination of KPN Global Carrier Services and iBasis. The companies are, to a large extent, complementary. KPN is strong in Europe and routing mobile traffic, whereas iBasis is strong in the Americas and in routing fixed traffic and VoIP. The combined company is a solid base for further growth.

In the national wholesale market Wholesale & Operations has the ambition to remain a highly efficient and ‘best-in-class’ network operator through a radical simplification of the business. The implementation of the All-IP access network creates an opportunity to redesign the whole front-end and back-end of the business, including service platforms, IT and services. The simplification process enables KPN to further reduce its workforce.

The All-IP access network will consist of a mix of Fiber to the Curb/VDSL and Fiber to the Home/Offices (FttH/FttO). KPN will engage in selected initiatives with partners to rollout FttH and FttO as described in the strategy update for the Consumer and Business Segments. The network is open for service providers and allows them to offer their services through a highly efficient IP-network. The KPN All-IP network will be open for service providers through Wholesale Broadband Access (WBA) and access to street cabinets (SDF), allowing them to offer their services to their customers.

Products and services and tariffs

National wholesale services

The national wholesale services offered by W&O can be divided into wholesale services and local-loop services. Through wholesale services, KPN supplies a comprehensive range of services providing other telecommunications companies with access to W&O’s fixed and mobile networks. These services include:

•   terminating services, allowing customers from other operators to reach KPN’s customers through terminating access to end users connected to KPN’s fixed and mobile networks;

•   voice-originating services, offering other operators (such as Carrier (Pre)Select operators and MVNOs) access to calls originating on KPN’s fixed and mobile networks and offering KPN’s customers interconnection with so-called premium numbers (0800/0900 prefixes), pagers and VPNs;

•   Internet-originating services, offering ISPs the opportunity to directly bill their customers for Internet usage through special dial-in numbers (0676 prefix); and

•   transit services, offering other telecommunications operators routing of incoming and outgoing national and international calls between other operators’ networks through KPN’s fixed and mobile networks.

In 2007 as well as in 2006, traffic volumes in the fixed network decreased for originating and terminating voice services due to strong competition in the national voice market by competitors like Tele2/Versatel The Netherlands, Verizon and BT. Also, competition from cable operators with VoIP offerings increased significantly during 2006 and 2007. In addition, fixed-mobile substitution contributed to a further decrease of the fixed network’s traffic volumes. Traffic volumes in KPN’s mobile network, on the other hand, showed an increase, although not strong enough to compensate for the loss of fixed network traffic volumes. Due to the substitution from Internet dial-in to broadband Internet access, volumes of Internet-originating services saw a substantial decline in 2007 and 2006.

Due to the end-user migration from fixed to mobile services adding to a growing VoIP market, the transit market increases. KPN faces ongoing fierce competition in this market from direct interconnection as well as competitors (like Orange and BT). Despite the competition, KPN has been successful in defending its market share by increasing traffic volumes for transit voice services; the main driver behind this growth being the continuing growth in mobile-to-mobile voice traffic.

Through national local-loop services, KPN offers access services to the ‘last mile’ of its network. These services include:

•   MDF access, offering physical connection of other operators’ networks to KPN’s local-loop network, offering other operators direct access to the homes and offices of their customers;

•   MDF co-location, providing other operators the possibility to install their equipment in or alongside KPN’s switches to connect their networks to KPN’s by offering other operators direct access to KPN’s local-loop network;

•   WLR, enabling other operators offering Carrier (Pre)Select services to sell PSTN/ISDN connections. In combination with WLR, they can offer complete subscription and traffic services to their customers;

•   SDF access: as of October 2006, SDF access services are available as part of KPN’s All-IP program;

40	KPN Annual Report and Form 20-F 2007	Information about the company/Business overview — The Netherlands

•   WBA, consisting of Bitstream access (offering operators and ISPs the possibility to develop individual DSL-based services) and Wholesale ADSL (a value-added service on top of LLU); and

•   ILL, offering a connection between end-user locations and an operator’s transmission network.

Continuing the trend seen in 2006, ISDN/PSTN connections continued to decline throughout 2007. On the other hand, MDF access increased due to introducing end-user services like VoIP, Tele2 Compleet (by Tele2/Versatel The Netherlands) and Livebox (by Orange). Thanks to current developments in the broadband market, WBA showed a growth in both 2006 and 2007.

International wholesale services

The international wholesale services offered by KPN consist of voice and data services. Data services are primarily handled by the Business segment (KPN EuroRings). International voice services carry international voice traffic originating outside or inside The Netherlands to any place in the world and include:

•   International Premium Services, offering worldwide access through KPN’s high-quality voice network in Europe and the international access points in Hong Kong, Miami, New York and Singapore;

•   International Wholesale Services, offering worldwide voice termination services at competitive prices;

•   mobile operator solutions, offering data services for SMS, MMS and mobile Internet besides voice termination services; and

•   ISP solutions, offering voice services by connecting VoIP traffic to switched networks internationally.

As of October, 2007, KPN merged its international wholesale voice business into US-based iBasis Inc.

The ‘new iBasis’ combination has strongholds in two of the fastest growing segments of global telecommunications: mobile services and consumer VoIP. Furthermore, the combination resulted in complementary geographic coverage by bringing together KPN’s extensive footprint in Europe, the Middle East and Africa with iBasis’ strong presence in the Americas and Asia. KPN also added an established business in mobile services (including a reliable and high-quality product portfolio and relationships with over 100 mobile operators) as well as international traffic from KPN’s Dutch, German and Belgian operations. iBasis contributed a global VoIP network comprising over 1,000 points of presence in more than 100 countries and interconnections with more than 600 carriers worldwide.

The transaction also enhanced the iBasis product portfolio by adding feature-rich voice and data offerings for mobile operators and combining other products to meet the needs of customers in every market segment. The new iBasis serves approximately 1,000 customers including national operators, wholesale carriers, calling-card operators, mobile operators, fixed-retail business, cable multi-service operators and voice over broadband service providers. iBasis remains a stand-alone, publicly traded company, headquartered in Burlington, MA, USA, while it gained a significant operation in The Hague and additional sales offices throughout the world.

Tariffs

KPN’s national fixed-telephony wholesale tariffs and tariffs for Wholesale ULL services are subject to regulatory approval. As a result of the market analysis by the Dutch telecommunications regulator OPTA in 2005, KPN’s transit services have been subject to regulation since January 1, 2006. Therefore, regulatory obligations like non-discriminatory access apply. KPN’s tariffs for transit, originating and terminating services are comprised of a call set-up fee plus a charge per minute. For local loop services, KPN charges a one-off connection fee plus monthly subscription fees.

Ongoing liberalization and growing international competition due to EU regulation puts continuing pressure on international tariffs. In September 2006, OPTA published the directive on wholesale price caps for a three-year period starting April 1, 2006; wholesale tariffs for regulated voice services remained unchanged while wholesale tariffs for other regulated services were reduced. In 2007, the EU roaming regulation was published, which became effective June 30, 2007. The regulation was directly applicable in all 27 EU Member States. Retail roaming tariffs for calls are capped for incoming calls when customers are abroad within the EU. Average wholesale tariffs for roaming on EU networks have also been capped as of August 30, 2007.

KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – The Netherlands	41

Information about the company

Business overview – Mobile International

In addition to The Netherlands, KPN is a provider of mobile telecommunications services in Western Europe with a particular focus on Germany and Belgium. KPN delivers mobile telecommunications services ranging from standard voice and value-added services (call waiting, call forwarding, voicemail and message services like text messages and MMS) to advanced data services (mobile broadband Internet).

KPN expects person-to-person communication services (voice, text messaging, e-mail) to remain the main source of revenues for mobile operators in the coming years, with advanced data services becoming increasingly important. In addition, the large number of mobile-only users reflects the trend towards growing use of mobile networks at the expense of fixed networks. Mobile International comprises the mobile wholesale activities in The Netherlands and all other mobile services outside The Netherlands.

UMTS was introduced in Germany in 2004. UMTS enhances the functionality of mobile data services (e.g. mobile Internet) by adding video and increased transmission speeds. KPN expects the introduction of UMTS-based services to accelerate the use of advanced data services in the coming years.

Strategy

It is Mobile International’s objective to expand and continue growth in the European mobile business, despite regulatory tariff cuts and competition. Thereto, it will continue its successful challenger strategy.

Mobile International will further exploit synergies in wholesale between The Netherlands, Belgium and Germany, and leverage wholesale partnerships on each of our networks in the current footprint. Mobile International also aims to expand the business model into other Western European countries exemplified by the announcement in January 2008 of our MVNO launch in Spain.

For details on how customer data are calculated, please see ‘Key Information’.

E-Plus Segment

We are active in the German mobile telecommunications market through our mobile network operator E-Plus. During 2007, E-Plus’ customer base increased to 14.8 million customers. In a competitive German mobile market, we succeeded in expanding our service revenue market share by over a full percentage point to approximately 14.0% (2006: 12.9%).

Strategy

The strategy revision was aimed at accelerating growth and to put E-Plus on a solid path to profitability. The strategy centered on a number of initiatives:

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

•   MVNO-type contracts were signed and implemented with well-known German partners such as Medion (Aldi Talk), Freenet and Conrad to focus on new distribution channels besides captive channels; and

•   we are expanding our captive distribution, with 251 stores at the end of 2007 compared to 197 at the end of 2006.

With the growth strategy the focus is on increasing our customer base, revenues and market share on the one hand and profitability on the other. We succeeded in 2007 in attracting more than 2.1 million new customers. Our focus on partnerships such as with Medion meant that a large share of this growth was with prepaid customers. The number of postpaid customers as of December 31, 2007 was 6.3 million representing a 43% share of our customer base (2006: 47%), whereas we served 8.5 million prepaid customers as of December 31, 2007.

Strategy going forward; 2008-2010

E-Plus aims to outperform the competition in a growing German market. To that end, E-Plus will focus on mid/high value customers and increase data revenues share, now that the demand is growing. It will also exploit its customer base via cross/upselling and value added services.

42	KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – Mobile International

Products and services, tariffs and competition

Under the ‘E-Plus’ brand, we offer a range of propositions to the business and consumer markets. These propositions include bundled packages for consumers, such as ‘Time & More’ or with minimum monthly commitment as ‘Zehnsation Classic’ and for the business market ‘Professional’ (S, M, L, XL) and ‘Free & Easy’ prepaid packages. In addition to standard mobile services, we also offer under the ‘E-Plus’ brand a wide range of value-added voice and data services, such as SMS, GPRS, UMTS.

In 2005, E-Plus embarked on its multi-brand strategy with the launch of new brands featuring innovative tariff structures: ‘BASE’ offered the first flat-fee package on the German mobile market, ‘Simyo’ was the first web-only prepaid mobile operator, ‘Ay Yildiz’ the first tailor-made offering for Turkish-speaking people. Besides that, E-Plus has closed a co-operation with Universal Music Deutschland and launched VybeMobile for the music and SMS affine youth.

We offer wholesale solutions for an increasing number of partners which act as branded resellers, including Blau and MTV, as well as via MVNOs like Versatel or Netcologne.

As of December 31, 2007, we offered customers the possibility to use mobile telecommunications services outside Germany in approximately 170 countries through international roaming agreements.

Tariffs

We offer a variety of tariff structures for postpaid and prepaid customers. Bundled minutes at discounted rates per minute, tariff with minimum fee without subscription fee and flat fees are being offered with simple tariff structures. These offers aim at capturing a larger share of the total voice market. We also offer flat fees in the data segment.

The ‘BASE’ brand offers flat fee variants or minimum fee with simple tariff structure. ‘Simyo’ also offers a simple tariff structure with one tariff for every call regardless of the time of the day. ‘Ay Yildiz’ offers a simple tariff structure for Turkish-speaking people.

As a reaction to E-Plus’ challenge, our competitors have also introduced a variety of new tariffs and brands.

The German regulator Bundesnetzagentur (BnetzA, the former RegTP) ordered the German mobile network operators to reduce their MTA tariffs in four steps, the first two steps became effective on December 15, 2004 and 2005, respectively. The third consecutive reduction was announced on August 30, 2006 and became effective as of November 23, 2006. The fourth consecutive reduction was announced on November 30, 2007 and became effective as of December 1, 2007. For further information, see ‘Regulatory Developments’.

Competition

Four mobile network operators, all holding GSM & UMTS licenses, are currently active in the German mobile telecommunications market: T-Mobile, Vodafone, E-Plus and O2. The two largest mobile telecommunications providers, T-Mobile and Vodafone, hold an estimated combined service revenue market share of 71% (2006: 73%). In the past years, E-Plus has been successful in growing its service revenue market share.

In addition, numerous independent service providers in Germany package and sell products and services from various network operators under either the network operators’ brand or private labels. Some of these service providers operate exclusively with one network operator, while others offer competing products and services. In all cases, service providers sell to both business and private customers. The main German service providers are Debitel, Victor Vox and MobilCom. Service provider customers constitute approximately 13% of our total customer base.

Brand strategy
During 2007, E-Plus continued to pursue its multi-brand strategy with tailor-made offers to well-defined customer groups concentrating on customer needs, such as voice telephony and simple services.
Distribution

We offer our products and services through our own chain of 251 shops as well as E-Plus’ website and exclusive partner shops. Apart from these channels, we offer our services through resellers, MVNOs and service providers that may repackage our offers, tailoring them to their customers’ needs. For the business market segment, we also use these sales channels in addition to a direct sales force.

KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – Mobile International	43

Information about the company

Business overview – Mobile International

BASE segment

In Belgium, BASE is the number-three mobile telecommunications provider by revenue and number of customers, serving 2.9 million customers as of December 31, 2007 (2006: 2.4 million), with an estimated service revenue market share of around 16% (2006: 15%). Through our policy of combining distinctive and simple offers with tailor-made propositions for specific market niches, we have achieved a solid growth in our customer base, revenues and market share since the fourth quarter of 2003.

Strategy

In Belgium, BASE aims to reignite growth in its business with a broader scope. BASE will launch new commercial propositions and further strengthen its distribution capabilities. It will engage in regionalized marketing in areas with low market shares and exploit the acquisitions of Allo Telecom and Tele2/Versatel Belgium to increase market share in those markets.

Products and services, tariffs and competition

We offer a portfolio of voice and data products and services directed at ease of use and supported by a clear tariff structure. We also offer products and services focused on specific market segments. Examples thereof are the ‘Ay Yildiz’ brand (targeted at the Turkish community), our low-cost ‘Simyo’ brand and the recently introduced products ‘Zoniq’ (focusing on expatriates and people with high international calling profiles) and ‘Jim Mobile’ (focusing on the youth segment and replacing the previous TMF offer).

As of December 31, 2007, our customers could use mobile telecommunications services outside Belgium in approximately 200 countries via international roaming agreements.

Tariffs

We offer a range of prepaid and postpaid propositions, including various plans tailored for the SoHo/SME market. Our plans are characterized by simple tariff structures and bundles of free minutes. The past year was dominated by the introduction of flat rate products. With the introduction of BASE 3, customers can call up to 3 hours a day on-net for a fixed fee. BASE 3+ gives them the opportunity to call 3 hours a day on-net or to fixed lines for a flat monthly fee.

Similar products were introduced for the business market, such as BASE Business and Business + (99 hours a month for a fixed fee).

With the introduction of BASE Platinum and BASE Gold, BASE was a pioneer in the Belgian market by offering its clients flat fee tariff plans based on the ‘any time, any network’ principle. BASE Platinum is the first subscription allowing customers to make unlimited calls to all national mobile and fixed networks for a fixed monthly fee.

For information regarding MTA, we refer to ‘Regulatory Developments’.

Competition

Our mobile operator competitors in Belgium are Proximus and Mobistar. Proximus is a wholly-owned mobile subsidiary of Belgacom, the incumbent telecommunications provider in Belgium. Orange holds a 50.17% equity interest in Mobistar. Proximus is the obvious market leader in Belgium with over half of the market’s revenues – with Mobistar as the runner-up at a clear distance. BASE, the third-largest provider, is the challenger in the Belgian mobile market.

During the year competition increased which resulted in heavy price competition, increased competition on the wholesale market.

Brand strategy

We have positioned BASE by distinguishing ourselves from the competition by ‘doing things differently’. Furthermore we introduced a multi-brand strategy to better tailor our services to specific customer segments. For certain segments, we have teamed up with partners and branded resellers.

Distribution and sales

Our products and services are available at well-known nation-wide retail chains as well as at our 51 BASE shops and via the internet. We also offer our services through branded-resellers, service providers, and MVNO’s that may repackage our offers and tailor them to their customers’ needs. In 2007, BASE increased its position in the wholesale market by further expansion of wholesale partnerships.

In order to strengthen our distribution channel and to create a platform for further profitable growth, we acquired Allo Telecom in August 2007, a distribution chain operating 51 stores with a strong presence in the southern part of Belgium, a region in which we were traditionally underrepresented.

44	KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – Mobile International

Mobile Wholesale The Netherlands segment

Mobile Wholesale The Netherlands contains the mobile wholesale business of former KPN Mobile The Netherlands. Our approach to mobile wholesale is based on leveraging the capabilities of KPN to the benefit of our partners, customizing our services to their specific needs and exploring opportunities within KPN’s footprint.

Our goal is to make our wholesale partners successful as mobile virtual network operators (MVNO). Our flexible customized platforms ensure that partners can successfully introduce their own mobile proposition in the market, irrespective of their background as a mobile provider. It results in the optimal end user experience for the customers of our partners. Over 1.8 million end-users are connected to the KPN network via our mobile wholesale partners, an increase of more than 20% compared to the end of 2006.

Strategy

Mobile Wholesale The Netherlands will further exploit synergies in wholesale between The Netherlands, Belgium and Germany such as expertise and branding, and leverage wholesale partnerships on each of our networks in the current footprint.

Brand strategy

Mobile Wholesale The Netherlands allows service providers and MVNO’s to develop and market their own brand and proposition for the niche markets in which they choose to operate. Increasingly service providers and MVNO’s leverage their brand and proposition across countries through KPN’s international networks.

Distribution and sales

Mobile Wholesale The Netherlands provides partners access to the best mobile network in The Netherlands. While adapting our business model to suit our partner’s proposition best, Mobile Wholesale The Netherlands delivers thorough commercial and operational support through marketing, sales and product management.

Products and services, tariffs and competition

Mobile Wholesale The Netherlands makes its network available to partners that wish to offer mobile telecommunications under a private label. These partners are offered a range of standard and value-added mobile voice and data services, both prepaid and postpaid. An increasing amount of service providers have added UMTS/HSDPA services to their portfolio.

Tariffs

Mobile Wholesale The Netherlands offers both prepaid and postpaid to its partners. A wide range of business models is used in order to suit our wholesale partners propositions and allow them to be competitive in the market in which they operate.

In response to regulatory requirements, we reduced our MTA tariffs in August 2007 and plan to reduce them further in 2008 and 2009. For further information, see ‘Regulatory Developments’. Also EU roaming tariffs have been reduced in order to comply to EU regulation.

Competition

KPN’s competitors in the Dutch mobile market are Vodafone and T-Mobile (after the acquisition of Orange The Netherlands by T-Mobile), both of which offer mobile wholesale to (potential) partners. During the last two years, a growing number of MVNOs and service providers entered the Dutch market; most of these resellers offer private-label mobile services. Some of these resellers have a direct contractual relationship with the customer, while other resellers act as an intermediary for the operators. As a result of the Telfort acquisition, KPN’s revenue share generated through MVNOs and service providers increased.

Mobile International Other Segment

This segment includes Ay Yildiz, Simyo and the recently acquired Tele2/Versatel Belgium business. Furthermore Mobile International aims to expand the wholesale business model into other Western European countries. In January 2008, we launched a MVNO under the Simyo brand in Spain.

KPN Annual Report and Form 20-F 2007	Information about the company/Business overview – Mobile International	45

Information about the company

Other activities

During the year under review, our other activities included our Corporate Center (support functions), KPN Holding and KPN Mobile Holding. Our Corporate Center mainly provide group internal services.

As a result of our reorganization as of January 1, 2007, KPN Retail (Primafoon stores and Business Centers) and KPN Sales (KPN’s own personal sales force) have been allocated to the Consumer Segment and the Business Segment, respectively.

In the beginning of 2006, KPN and Telstra sold their total holdings in Xantic B.V. (a satellite communications provider) to the Canadian Stratos Global Corporation.

46	KPN Annual Report and Form 20-F 2007	Information about the company/Other activities

Information about the company

Property, plant and equipment

The Netherlands

Telecommunications services depend on a core network for the transfer of data or voice information. The ongoing growth in bandwidth and services requires continuous development in design and capabilities. KPN’s existing fixed and mobile infrastructures and its future plans are described hereafter.

Fixed Infrastructure

Access networks

KPN’s access network in The Netherlands basically consists of twisted pair copper reaching nearly all of the eight million Dutch households with two pairs of copper wires in the access network.

Despite the continuing migration to mobile-only solutions, over 60% of Dutch households were actively connected to KPN’s access network as of December 31, 2007.

On December 31, 2007, 251 CityRing areas (in 107 concentration points) and about 794 other access areas form KPN’s fiber access network. Fiber access permits transmission rates in excess of 155 Mb/s. KPN’s fiber network is partly upgraded to 1 Gb/s and 10 Gb/s C/DWDM/Ethernet technology in order to offer services to large enterprises.

In certain cases, wireless transmission systems are used in KPN’s access network (as back-up or if fiber access is not available). At HotSpot locations, broadband Internet access is provided through WiFi. By the end of 2007, over 900 HotSpot locations were operational in The Netherlands. In co-operation with NS (Dutch Railways), KPN operates WiFi HotSpots in major railway stations. In 2006, KPN HotSpots acquired Attingo B.V., the only provider of public Internet and business communications services at Amsterdam Airport Schiphol. With the acquisition of Enertel in 2006, KPN also acquired Enertel Wireless B.V. Enertel Wireless, operating 150 HotSpots and fully integrated it into KPN’s HotSpots network in 2007.

Backbone networks

KPN’s backbone networks support voice, video and data traffic between access points. The backbone networks can be divided in the ‘Lambda’ dense wavelength division multiplexing network (fiber optic backbone), the ‘Hirka’ synchronous digital hierarchy network (traditional backbone), dedicated service-related networks and several long-distance CityRings (fiber).

The average usage levels of these networks are summarized in the following table:

Average usage level	2007	2006	2005
Lambda DWDM	86%	85%	72%
Hirka SDH	70%	68%	69%
CityRings	20%	20%	18%

The traditional backbone has a maximum network capacity of 155 Mb/s. To accommodate the fast growing demand for high-speed transmission (defined as 155 Mb/s and up), KPN built the fiber-optic “Lambda” network with SDH and DWDM-based transmission technology. This fiber optic network became operational in 2000. By the end of 2007, about 220 locations were interconnected by 10 Gb/s transmission routers and 740 locations by 2.5 Gb/s transmission routers. Each of the access areas is connected to the transmission backbone network at two separate locations to ensure continuity.

The development and rollout of cost-efficient networks relies on the technically advanced multi-protocol label switching (MPLS) infrastructure, which is based on fiber techniques and suitable for advanced DSL and IPTV services. This MPLS infrastructure is fully integrated in KPN’s Ethernet network and builds upon the Lambda network, interconnecting various MetroRings across the country using 1 Gb/s and 10 Gb/s fiber-optic infrastructures. Moreover, this core infrastructure is used to interconnect regional Ethernet and IP access nodes.

Service layers of the fixed infrastructure

The service layers built on KPN’s core infrastructure networks in The Netherlands comprise switched voice, video and data network services. Service edges connect the access network to KPN’s backbone networks.

Voice networks

KPN’s public switched telephony network (PSTN) and ISDN networks in The Netherlands consist of approximately 1,328 local exchanges and 2 x 20 trunk exchanges connected by a long-distance transmission network. KPN’s network is also connected to other operators’ networks. The telephony networks are designed and engineered to have general availability with internal blocking and outages during peak hours below 1% end-to-end, measured on a yearly basis.

Data networks

The switched data networks consist of frame relay (FR) and asynchronous transfer mode (ATM) networks and of Ethernet.

KPN Annual Report and Form 20-F 2007	Information about the company/Property, plant and equipment	47

Information about the company

Property, plant and equipment

FR/ATM networks

KPN operates the ‘Natvan’ FR network to provide large numbers of data services for:

•   the backbone infrastructure supporting KPN’s dial-in network from 20 dial-in points of presence to the ISPs;

•   Local Area Network (LAN) interconnect services for corporate customers;

•   the backbone infrastructure that enables bulk transport of X.25 services through leased lines as well as ISDN channels; and

•   native FR (64 Kb/s through 2 Mb/s) VPNs.

KPN’s ATM network is used for flexible leased-line services, as a carrier network for its FR network and to connect xDSL customers to KPN’s data/IP services backbone.

Ethernet

Ethernet is the most recent national network currently deployed in The Netherlands. This advanced network is based on a switched native Ethernet infrastructure, using either dark fiber or C/DWDM as underlying infrastructures. Within this network, Ethernet interfaces up to 10Gb/s are in use. The Ethernet is fully integrated with KPN’s new national core MPLS infrastructure.

DVB-T and DVB-H networks

In March 2006, KPN acquired Nozema Services, which provides analog radio (AM/FM/SW), Digital Radio (T-DAB) and Digital TV (DVB-T) services to broadcasters. Prime customers for these services include national broadcasters, various commercial radio stations and Digitenne. Since the acquisition of Nozema Services, KPN has launched a full DVB-T rollout.

The DVB-T rollout is on track with 69% indoor coverage and the introduction of two football TV channels, new multiplex equipment, new DVB-T sites and frequency changes. Regarding DVB-H, first steps have been taken. Discussions on the DVB-H technology to be applied have had a delaying effect on the availability of handsets for the Dutch market. Mobile operators have been requested to indicate the right moment for the industry launch; depending on their reactions, it will be decided when to commercially launch DVB-H in The Netherlands.

Developments

As part of KPN’s strategy to achieve a leading position in the broadband market and develop new communication services, it rolls out services and networks based on IP and broadband. KPN expects IP and broadband to become dominant and mainstream within the industry and to take over all current services and networks. KPN develops and upgrades its networks to enable the introduction of new IP and broadband services.

In addition to the traditional SDH and ATM networks, KPN introduced high-capacity transmission networks over the last several years. The C/DWDM fiber backbone has been recently upgraded and will be extended to more nodes in KPN’s network. The IP-MPLS and Ethernet data networks, primarily used for business connectivity services, is becoming the new high-capacity network. Ethernet has been rolled out to more than half of The Netherlands to support new consumer broadband services like IPTV. In the coming years, Ethernet will replace the SDH and ATM networks, whilst IP-MPLS will replace traditional FR data networks. This will contribute to KPN’s ability to offer new broadband services and simultaneously reduce the operational costs of its transmission networks.

With the introduction of VoIP and IPTV, KPN implemented two new IP-services networks: the IMS platform and TV Middleware. These service platforms are independent of the underlying transmission and access networks and will in the mid-term melt together into one new services environment. This provides KPN with the opportunity to offer converged services: fixed-mobile, voice-TV-Internet and new business applications, like security and a national victim tracking system.

KPN upgraded its DSL network to ADSL2+ in 79% of The Netherlands through which it can offer Internet access services of up to 12 Mb/s. In addition, KPN increasingly deploys FttO in the business market.

In 2007, KPN started rolling out FttH in newly built areas, providing bandwidth of up to 100 Mb/s. It also started extensive pilots with state-of-the-art access technologies supporting both broadband services (like VDSL2 and providing capacities up to 50 Mb/s) and narrowband services (like PSTN and ISDN). If these pilots prove to be successful, KPN will be able to replace its current broadband nodes and telephony switches during the coming years. This will lead to new services being offered and a streamlining of KPN’s access and backbone networks.

48	KPN Annual Report and Form 20-F 2007	Information about the company/Property, plant and equipment

Since telephony traffic in the fixed network is declining due to mobile-only and VoIP, KPN is minimizing its investments in the telephony network. If the aforementioned pilots prove to be successful, KPN plans to transfer its remaining telephony customers from traditional telephony switches to new multi-service access nodes over the next few years.

Mobile infrastructure

In addition to the current second-generation (2G) GSM network and the third-generation (3G) UMTS network currently being deployed, an entire range of mobile data technologies is emerging to support the need for mobile and online usage. KPN’s strategy is to benefit from the increasing demand for mobile data services, offering its customers secure mobile data services solutions regardless of the access technologies applied. KPN will continue to invest in its 2.5G-enabled GSM network to maintain and even improve quality and coverage, while providing sufficient voice and data capacity.

Mobile broadband technologies (e.g., UMTS) offer three advantages over narrowband technologies that we expect will be crucial for KPN’s future success:

•   increased speed, enriching KPN’s current services and making these more user friendly;

•   larger data volumes, enhancing the number and types of services (e.g., pictures, clips, ringtones, music, radio) and rendering them more useful (applications for business users); and

•   improved service quality, enabling guaranteed throughput and quality rather than ‘best-effort’ services.

KPN’s end-user oriented strategy is to be ‘always best connected’, meaning it wishes to provide customers with the best available network capability for the specific services requested in the most cost-efficient way. Boundaries between networks blur: most of KPN’s services (voice and messaging) will run with nationwide coverage on any technology, although some (e.g., video telephony) depend on real-time high speeds and therefore will only work in geographic areas equipped with broadband networks. When all technologies are available in a certain geographic area, KPN makes every effort to use network capacity as efficiently as possible to keep investments and operational costs down. KPN expects this will allow competitive retail pricing.

Rollout

The current network rollout is focused on achieving maximum synergies among GSM/GPRS and UMTS with respect to infrastructure and transmission for example. Re-utilization of 2.5G-enabled infrastructure in certain areas may provide a substantial part of the basic infrastructure. Ericsson and Huawei are KPN’s mobile network suppliers in The Netherlands.

KPN surpasses the rollout requirements in terms of in-house coverage and available speed.

Networks

KPN’s 2.5G-enabled network consistently scores high on quality, reliability and coverage. KPN began to roll out its UMTS network in 2003 and commercially launched UMTS services in the second half of 2004. By the end of 2007, KPN had over 3,100 UMTS sites covering 500 cities with over 5,000 inhabitants, or more than 95% of the population. Moreover, KPN upgraded its entire UMTS network to HSDPA in 2006, thereby offering the most extensive HSDPA coverage in The Netherlands. At year-end 2007, over 95% of the Dutch population was able to use the mobile broadband Internet services.

Upon the Telfort acquisition in 2005, KPN owned and operated two 2.5G networks and one 3G network. As operational cost synergies were an important feature of Telfort’s acquisition, KPN integrated both 2.5G networks by switching off Telfort’s 2.5G radio network in 2007 and transferring all traffic to KPN’s radio network. At a later stage – mid to end 2008 – both operators’ core networks will be replaced by a new, integrated core network.

KPN Annual Report and Form 20-F 2007	Information about the company/Property, plant and equipment	49

Information about the company

Property, plant and equipment

International	Fixed infrastructure

KPN’s international infrastructure comprises two major voice and data transmission networks.

Voice networks

For the provision of international wholesale voice services, KPN operates an international transmission network (in consort) including land and submarine cables as well as satellite transmission systems, which directly connects approximately 400 telecommunications operators worldwide. The network is partly circuit switched and partly based on IP trunking technology with a flexible capacity. Its main international switches are located in The Netherlands. In addition, KPN has eleven European points of presence (Brussels, Copenhagen, Frankfurt, Lisbon, London, Madrid, Milan, Paris, Vienna, Warsaw and Zurich) and four further points of presence outside Europe (Hong Kong, Miami, Singapore and an exchange in New York).

Data networks (EuroRings)

KPN’s EuroRings transmission backbone is based on KPN-owned fibers equipped with SDH and C/DWDM technology in The Netherlands, Germany, France, Belgium, United States (New York) and United Kingdom. In addition, KPN has provided access nodes over 22 European countries using leased infrastructures based on either wavelength rings or protected SDH circuits. For access in these countries, KPN uses DSL, Ethernet, lease-line and fiber technology. Other regions are connected and served via the use of trusted partners. KPN’s services on these networks include MPLS-VPN, ATM, Ethernet, IPT, IPLC, SDH, wavelength, dark fiber and fiber channel.

IP/MPLS

KPN operates a European IP backbone, using more than 200 IP/MPLS devices and making this infrastructure one of the largest IP infrastructures in Europe. It covers all major business centers and international Internet exchanges and assures quick access to the United States via multiple dedicated high-speed connections. The KPN EuroRings MPLS-VPN service offers an industry-leading network solution for corporate clients, providing a reliable and secure environment with guaranteed quality.

In 2004, KPN and Singapore Telecommunications (SingTel), one of Asia’s leading carriers, announced a significant expansion of their IP-VPN MPLS network coverage through a partnership. The interconnection of both carriers’ IP-VPN MPLS networks enables SingTel and KPN to leverage each other’s extensive networks in their respective markets in Asia Pacific and Europe.

In 2005, KPN and Telefónica signed an agreement to enable the interconnection of their IP-VPN MPLS networks. This agreement enables KPN to extend international coverage to most of Latin America. The services offered will range from a fully managed solution to basic bandwidth services. In addition, KPN expects to offer services like remote access, security solutions, housing and hosting. Access to the MPLS-VPN service is provided using DSL, lease-line and Ethernet technologies.

Ethernet VPN

International Ethernet VPN is part of KPN’s All-IP strategy with one international MPLS network for all VPN-type of services. The International Ethernet VPN service provides Ethernet connectivity between two or more locations nationally and internationally. It is a fully managed, end-to-end service including local access, offering high-quality, high-speed, flexible services with scalable bandwidth access. Ethernet will also offer multiple service classes and integration to a single platform. It is based on existing Ethernet technology enabling point-to-point and any-to-any connectivity. Ethernet technology was originally used for LANs and has been extended to WANs. KPN’s international Ethernet service is available in The Netherlands, Belgium, United Kingdom, France and Germany with further extensions planned in over 20 countries.

ATM/Frame Relay

The KPN-owned and managed EuroRings ATM network provides a secure private network with the highest guaranteed level of service covering all major European business centers. The EuroRings network is designed to meet the most demanding requirements for flexible but secure networking, offers both ATM and FR access, can provide integrated access to the Internet, while providing the technology to support voice, data, multimedia and IP applications in a single network infrastructure.

50	KPN Annual Report and Form 20-F 2007	Information about the company/Property, plant and equipment

Mobile infrastructure

Rollout

The current network rollout is focused on achieving maximum synergies among GSM/GPRS and UMTS, with respect to infrastructure and transmission for example. Re-utilization of 2.5G-enabled infrastructure in certain areas may provide a substantial part of the basic infrastructure. Ericsson and Huawei are KPN’s mobile network suppliers in Belgium. In Germany the mobile network suppliers are Ericsson and Nokia.

In Belgium, a further rollout of our UMTS network started in 2004 in order to comply with the license requirements of at least 40% population coverage by the end of 2006 and 50% by the end of 2007. The Belgian regulator BiPT carried out measures in 2007 and concluded that BASE complied with the 40% requirement as of the end of 2006. Non-compliance with the license obligations may lead to the incurrence of an administrative fine and may ultimately result in the loss or suspension of the UMTS license of BASE. Please see ‘Risk Factors’ and ‘Regulatory Developments’.

Germany

During recent years, we have directed our efforts at increasing the quality and coverage of the GSM/GPRS network. In 2006, we additionally obtained 900 MHz E-GSM frequencies, enabling us to further improve the quality of our network. An independent report by ‘Connect’ concluded that with request to ‘voice quality’ E-Plus is more or less on par with T-Mobile and Vodafone.

On January 31, 2007 an outsourcing contract containing network roll-out and operations between E-Plus and Alcatel Lucent was signed.

Belgium

During 2007, we further increased the quality and coverage of our 2.5G-enabled network by adding approximately 259 GSM base stations.

Facts and figures – mobile infrastructure

The tables below show the number of active base stations, the average network usage as well as the coverage ratios of our networks each as of December 31, 2007:

Active base stations	Germany	The Netherlands[1]	Belgium[1,2]
2.5G sites	17,947	4,543	2,707
3G sites	5,821	2,729	276
Total sites	23,768	7,272	2,983

Average network usage	Germany	The Netherlands[1]	Belgium[1,2]
Usage – as %	58% (GSM)	93% (GSM)	37% (GSM)

Network coverage ratios	Germany	The Netherlands[1]	Belgium[1,2]
2.5G network
Outdoor – as % of population	99.6%	99.9%	>99%
Outdoor – as % of area	98.7%	98.7%	98%
Indoor – as % of population	82%	98.5%	98%

3G network
Outdoor – as % of population	62%	95.2%	>50%[3]

1) GSM and UMTS antennae in the same location are counted as separate sites.

2) Though BASE invested in 3G assets, no 3G sites became active during 2007 as the UMTS network has not been commercially launched yet.

3) License coverage only, not commercially available.

Properties

KPN owns 1,804 buildings as of December 31, 2007; the majority of which are freehold and located in The Netherlands. Almost all of KPN’s buildings form part of the transmission network equipment and cannot readily be adapted to alternative uses. The remainder of the properties comprises offices, shops, storage facilities, residential properties and buildings for other miscellaneous uses. KPN sold real estate in 2007 and intends to sell parts of its real estate portfolio in the coming years.

KPN Annual Report and Form 20-F 2007	Information about the company/Property, plant and equipment	51

Information about the company

Research and development

On January 1, 2003, the Dutch Organization for Applied Scientific Research (TNO) acquired the research and development (R&D) activities of KPN and placed it with TNO Informatie- en Communicatietechnologie (TNO-IC). TNO-IC and KPN entered into a cooperation agreement, under which we have agreed to annual purchase commitments.

We intend to continue to benefit from the telecommunications and technology expertise of TNO-IC in order to support the technological innovations required for our business. Measures have been taken to obtain the critical mass for mid and long-term projects carried out by TNO-IC. In 2007, we extended the cooperation agreement with TNO for one year until December 31, 2011. The total remaining commitments until December 31, 2011 amount to EUR 48 million.

Our research and development expenditures with TNO-IC in 2007 totaled EUR 16 million as compared to EUR 17 million in 2006.

Intellectual property

Our current portfolio of intellectual property consists of approximately 25 registered core trademarks and 400 patent families. We continue to invest in the growth of our intellectual property portfolio, among others through our targeted long term R&D program. This R&D program runs in close cooperation with TNO-IC and comprises about 7% of our research spending.

We take the necessary steps to protect the intellectual property rights which we create and we generate value from these rights where appropriate. In order to protect these rights, we currently rely on a combination of patents, trademarks, service marks, trade secrets, copyrights, database protection, confidentiality agreements with our employees and third parties and protective contractual provisions. Approximately 15 of the patents that we own are essential for the commercial exploitation of telecommunications technology and services. A number of suppliers have entered into license agreements with us related to these and other of our patents.

52	KPN Annual Report and Form 20-F 2007	Information about the company/Research and development/Intellectual property

Information about the company

Regulatory developments

Telecommunications regulations are, to a large extent, based on EU regulations, but the application is national and our position in the national markets is different for The Netherlands, Germany and Belgium.

For our mobile activities in these countries three issues were of specific interest in 2007: the new EU Roaming Regulation, decisions and procedures in relation to our frequencies and the (further) national market analysis decisions in relation to mobile call termination. For our fixed telecommunications activities in The Netherlands the issues of specific interest were the continued discussion in relation to our All-IP strategy, the unequal regulatory treatment between the cable operators and the telecom operators, and the outcome of legal proceedings in relation to the market analysis decisions for the fixed markets.

The current rules which govern the telecommunications sector in the EU were agreed in 2002. In November 2007, the European Commission adopted review proposals which will bring the rules up to date. While the reform will tackle some areas where the current rules have still not opened the market to competition, the Commission recognized that the rules have worked in other areas. Therefore, it proposes to remove the requirements for ex ante regulation in major parts of the telecommunications sector including most retail markets. Once adopted at the EU level, the revised rules have to be incorporated into national law. The new framework is expected to be implemented in the next few years.

All-IP

In 2007, KPN concluded Memorandums of Understanding (MOU’s) with six (out of ten) alternative DSL operators and continued negotiations with the others for the future use of MDF locations. The MOUs allow KPN to proceed with its All-IP program in line with earlier announced principles, costs and timelines and allow the alternative DSL operators the continued delivery of unbundled access with own network infrastructure at their current MDF locations at least until mid 2010. KPN and the alternative DSL operators have also agreed on the principle for various alternative access methods such as continued delivery of unbundled access on 196 so called mini MDF locations, wholesale broadband access, and access to street cabinets based on SDF access. The principles laid down in the MOUs will be worked out in the first half of 2008. These developments induc ed OPTA to defer the review of the wholesale unbundled access market and, at the request of alternative DSL operators, the wholesale broadband access market. OPTA did continue the analysis regarding SDF backhaul, however, because no one has taken up KPN’s voluntary offer for this service. OPTA published a draft decision for consultation amending the December 21, 2005 decision on the wholesale unbundled access market, in which it is established that SDF backhaul is an associated facility of local sub loop unbundling. If the draft decision takes effect after the consultation period, sometime during the spring of 2008, then we will be required to provide SDF backhaul under non discriminatory and transparent terms and at cost oriented rates.

Unequal regulatory treatment

Both cable and telecommunications operators offer television, internet and telephony services. While the telecommunications sector is subject to stringent regulation, the cable sector is hardly regulated. In 2007 we continued our fight for equal regulatory treatment between the cable operators and the telecommunications operators, pleading for the imposition of an obligation on the cable companies to offer a package of sound or television broadcasting content for reselling by KPN and the withdrawal of the obligations imposed on KPN in the retail markets for fixed telephony. Concrete results have not been achieved. On July 24, 2007, the Trade and Industry Appeals Tribunal (Tribunal) rejected our appeal against OPTA’s decisions on the cable TV markets, arguing that there is no need to impose symmetric obligations due to the level of competition on the cable TV markets. The Tribunal also ruled that there is no need to impose an obligation on the cable companies to offer content packages for reselling by KPN. We will get a fresh chance in 2008, when OPTA will review its market review decisions.

Market analysis decisions fixed markets (The Netherlands)

The implementation of the current regulatory framework was finalized on January 1, 2006, the day on which OPTA’s December 21, 2005 decisions for the markets for fixed telephony, leased lines and broadband entered into force. From the market analysis procedures carried out by OPTA it was concluded that KPN had ‘significant market power’ in a number of wholesale and retail markets and that OPTA would impose several obligations on KPN in order to remedy the competition problems identified. The following table provides a list of all markets on which KPN was found to have significant market power and the obligations imposed on KPN on each of these markets.

KPN Annual Report and Form 20-F 2007	Information about the company/Regulatory developments	53

Information about the company

Regulatory developments

Fixed telephony	Retail markets	Low and high capacity access; local and national calls, fixed-to-mobile calls, dial-up Internet calls

Obligations: non discrimination, transparency, price control by way of both a price cap (initially set at the then current level) and a price floor. From the moment our wholesale line rental (WLR) offer was accepted by OPTA (January 2007), we were allowed to raise our access tariffs in line with inflation correction.

OPTA has ruled that price floor regulation should also apply to KPN’s retail Voice over Broadband, but no price cap regulation.

	Wholesale markets	Low capacity access

OPTA requires KPN to allow Carrier Pre-Select (CPS) providers to rent telephone access lines (PSTN and ISDN-2) on wholesale terms from KPN and resell the lines to customers, providing a single bill that covers both line rental and telephone calls. This is also known as wholesale line rental (WLR). The WLR tariff is to be based on a retail minus rule meaning that the tariff of WLR will be based on the retail tariffs of KPN’s PSTN and ISDN1 and -2 service minus certain retail marketing costs of KPN. The minus has been set by OPTA at 15.6% for PSTN services and 14.4% for ISDN services. However, OPTA must take a new decision on that taking into account the ruling of the Trade and Industry Appeals Tribunal that OPTA should allow KPN a return on sales based on KPN’s actual retail costs rather than on a normative return on sales.

Call origination for Carrier (Pre)Selection and for calls to 067(60), 0800/090x and 082 numbers

Obligations: access, price regulation by way of a wholesale price cap, non discrimination, reference offer, accounting separation. We are only required to provide Carrier (Pre)Selection call origination for calls based on Voice over Broadband in response to a reasonable request to that effect.

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

Obligation: to supply on reasonable request on non discriminatory and transparent terms; price regulation by way of a price cap (the prices are allowed to raise only by the rate of inflation subject to a carry over of one year), a prohibition to give long term discounts.

Leased Lines < 2 Mbs (national)

Obligation: to supply on reasonable request on non discriminatory and transparent terms; price regulation by way of a price cap (the prices are allowed to raise only by the rate of inflation subject to a carry over of one year), a prohibition to give long term discounts.

Analog Leased Lines (international)
Obligation: to supply on reasonable request.
	Wholesale markets	Interconnecting Leased Lines < 2 Mbs and 2 Mbs

Obligations: access (< 2 Mbs: at regional handover points; 2 Mbs: at local and regional handover points), price regulation by way of a wholesale price cap, non discrimination, reference offer, accounting separation.

Unbundled Access	Wholesale market	Wholesale unbundled access (including shared access) to metallic loops and sub loops
Obligations: access, price regulation by way of a wholesale price cap, non-discrimination, reference offer, accounting separation.
Wholesale Broadband Access	Wholesale market	High quality wholesale broadband access (with booking ratios of 1:1 up to and including 1:20)
Obligations: access, non-discrimination, reference offer.
All of the above market review decisions will be reviewed in 2008. OPTA has to decide whether to maintain, amend or withdraw these obligations no later than December 31, 2008.

54	KPN Annual Report and Form 20-F 2007	Information about the company/Regulatory developments

Market analysis decisions mobile markets (mobile call termination)

In Germany, Belgium and The Netherlands we have been designated as having ‘significant market power’ on the markets for call termination on our individual mobile networks. The following table provides details of the current status of the decisions by the three relevant regulatory authorities:

The Netherlands	OPTA decision as of July 30, 2007 (appeals pending)

Obligations for KPN (including Telfort): non-discrimination, transparency, price control by way of a defined glide path and the obligation to offer direct interconnection upon reasonable request. The tariff reductions by the mobile operators as tariff remedy, have to follow this glide path:

In EUR/minute	15/8/2007	1/7/2008	1/4/2009	1/7/2009
KPN	10.0 ct	9.0 ct	8.0 ct	7.0 ct
Vodafone/Tele2Versatel	10.0 ct	9.0 ct	9.0 ct	7.0 ct
Orange/T-Mobile	11.4 ct	10.4 ct	10.4 ct	8.1 ct

Germany	BNetzA decision as of November 30, 2007	In Germany, there is no glide path.

In EUR/minute	1/12/2006 – 30/11/2007	1/12/2007 – 30/03/2009
T-Mobile	8.78 ct	7.92 ct
Vodafone	8.78 ct	7.92 ct
E-Plus	9.94 ct	8.80 ct
O2 (Germany)	9.94 ct	8.80 ct

Belgium	BiPT decision as of August 11, 2006 (appeals pending)

Obligations for BASE: external non-discrimination, transparency, price control by way of a defined glide path and the obligation to offer direct interconnection upon reasonable request. In accordance with the tariff reductions by the mobile operators as tariff remedy, BiPT decided on the following glide path (starting November 1, 2006) :

In EUR/minute	1/11/2006	1/5/2007	1/1/2008	1/7/2008
BASE	15.81 ct	12.76 ct	11.82 ct	10.41 ct
Proximus	10.13 ct	8.09 ct	7.48 ct	6.56 ct
Mobistar	12.75 ct	10.16 ct	9.38 ct	8.21 ct

On December 18, 2007, BiPT has issued a decision to further reduce the average MTA of BASE and Mobistar and to increase the average MTA of Proximus as of February 1, 2008 in comparison with BiPT’s initial decision of August 6, 2006. This decision also includes an extension of the glide path until the end of 2009. The new glide path looks as follows:

In EUR/minute	1/1/2008	1/7/2008	1/1/2009	1/7/2009
Proximus	8.02 ct	7.96 ct	7.85 ct	7.73 ct
Mobistar	8.84 ct	7.96 ct	7.85 ct	7.73 ct
BASE	10.36 ct	8.75 ct	8.62 ct	8.49 ct

According to BiPT, the MTA-levels as from July 1, 2008 are to be considered as indicative pending the official publication by the ERG workgroup of a common position in relation to symmetric versus asymmetric termination rates. Depending on the outcome of the ERG workgroup, BiPT may decide to revise its decision. BASE will launch both suspension and annulment proceedings against BiPT’s new decision.

International roaming on mobile networks

After a lengthy rule-making process, the EU roaming regulation came into force on June 30, 2007. Retail roaming tariffs for calls within the EU are capped at EUR 0.49 (excluding VAT), decreasing to EUR 0.46 and 0.43 after 14 and 26 months respectively for mobile outgoing calls, and to EUR 0.24, 0.22 and 0.19 for incoming calls while abroad in EU countries (all minute tariffs). Average wholesale roaming tariffs will be capped at EUR 0.30, 0.28 and 0.26 as of August 30, 2007, August 30, 2008 and August 30, 2009, respectively. Based on the regulation, our customers have been offered such a ‘Euro tariff’ prior to July 30, 2007, implemented after one month upon request. Customers that did not opt in to a specific roaming tariff prior to the regulation were automatically switched to the Euro tariff two months after the Euro tariffs were being offered. The European Commission and the national regulatory authorities of the member states actively monitor the implementation of the regulation.

KPN Annual Report and Form 20-F 2007	Information about the company/Regulatory developments	55

Information about the company

Regulatory developments

Licenses for mobile communications (The Netherlands)

In The Netherlands KPN holds licenses for GSM 900, DCS 1800 and UMTS. The GSM 900 licenses of KPN and Vodafone were to expire on April 1, 2010, but in 2007 the Minister of Economic Affairs extended the duration of this license from April 1, 2010 to February 25, 2013. For the extension KPN is due to pay an additional license fee of approximately EUR 40 million. As a result, all GSM 900 and DCS 1800 licenses in The Netherlands will expire on the same date (February 26, 2013).

In January 2007, the E-GSM frequencies that were part of Telfort’s license were sold and transferred to T-Mobile, upon approval of the Minister of Economic Affairs.

The Dutch telecommunications agency (‘Agentschap Telecom’) of the Ministry of Economic Affairs has published a control system for verifying the roll-out obligations of the UMTS licenses. Agentschap Telecom announced actual control of the roll-out as of September 2007. The roll-out will be measured at 300 random locations within the area that should be covered. If the license requirements are not met, operators will be given a timeframe to remedy, and will also be subject to fines, which will be determined based on the significance of the difference between the actual and required level of compliance.

Auctions for frequency licenses are expected in 2008 for T-DAB (broadcasting) and in the 2.6 GHz band (mobile communications).

Orange instituted civil proceedings against the State of The Netherlands and KPN claiming damages in relation to the DCS 1800 licensing, for which Orange paid approximately EUR 270 million in an auction. According to Orange, the State allowed the creation of an uneven playing field in the Dutch mobile market, because KPN and Vodafone were not required to pay fees for their GSM 900 frequencies. These claims were rejected in the first instance in 2001, but Orange has lodged an appeal, which is still pending.

Licenses for mobile communications (Germany)

In Germany, the regulator BNetzA offered to sign a contract with E-Plus under which the regulator would be obliged to allocate the right to use the GSM frequencies currently used by E-Plus from December 31, 2012 to December 31, 2016. E-Plus signed the contract in May 2007.

Already last year, BNetzA had allocated further frequencies from the GSM extension band to E-Plus (and O2). This allocation has been challenged in court by Deutsche Bahn and Airdata. On November 30, 2007 the regional court of Cologne rejected the complaints of Deutsche Bahn and Airdata. Accordingly, the frequency allocations are valid in their initial form and E-Plus may further use the E-GSM 900 frequencies. However, it remains unclear whether Deutsche Bahn and Airdata will appeal the decision of the court of first instance.

According to the list of markets which might be subject to ex-ante regulation, the German regulator analyzed the mobile market for call origination (market 15). The German regulator concluded that in this market 15 no mobile operator has significant market power. In the notification procedure of market 15 the European Commission asked the German regulator to elaborate on the service provider obligation in the GSM licenses of T-Mobile, Vodafone and E-Plus, which might run counter to EC law.

In 2007, the regulator started a consultation on the allocation of frequencies in the 1.8 GHz, 2 GHz and 2.6 GHz band. Although most of the frequencies are the subjects of legal proceedings, the regulator intends to auction those frequencies in 2008.

Licenses for mobile communications (Belgium)

In Belgium, under BASE’s UMTS license, BASE is required to deploy a UMTS network covering 40% of the Belgian population by December 31, 2006 and 50% by December 31, 2007. Following a verification, BiPT confirmed on July 2, 2007 BASE’s UMTS network covers more than 40% of the Belgian population. On May 11, 2007, the Royal Decree authorizing the use of 900 MHz frequencies for UMTS services was published in the Belgian Official Journal. Under the Royal Decree, the 2G holders of frequencies in the 880-915 MHz and 925-960 MHz bands can use the GSM 900 frequencies for UMTS services as of July 1, 2008. The right to use such 900 MHz frequencies for UMTS is not subject to the imposition of any additional license fee. Because BASE does not have the same number of radio channels in the GSM 900 band as its competitors, BASE has appealed the Royal Decree at the State Council.

Licenses for broadcasting services (The Netherlands)

The license of Digitenne for DVB-T and DVB-H has been amended (between August 2006 and January 2007) in relation to the allocated frequencies, to allow nation wide coverage in The Netherlands. Objections of third parties thereto have been rejected by the Minister of Economic Affairs, but this decision is under appeal before the court of Rotterdam. Annulment of the decision could potentially endanger further rollout.

56	KPN Annual Report and Form 20-F 2007	Information about the company/Regulatory developments

Operating results

Consolidated results of operations

Our Financial Statements have been prepared in accordance with both International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union. The following discussion includes various forward-looking statements. Please see ‘Forward-Looking Statements’ as well as ‘Risk Factors’ for a description of certain factors, that may affect our operating results. For additional information about how we calculate customer data, including ARPU, see ‘Presentation of Financial and Other Information’.

In millions of euro	2007	2006	2005
Revenues	12,461	11,941	11,811
Other income	171	116	125
Total	12,632	12,057	11,936

Own work capitalized	-143	-112	-112
Cost of materials	914	900	1,044
Work contracted out and other expenses	4,569	4,314	4,075
Employee benefits	1,632	1,435	1,441
Depreciation, amortization and impairments	2,400	2,614	2,376
Other operating expenses	760	683	764
Total operating expenses	10,132	9,834	9,588

Operating profit	2,500	2,223	2,348
Finance costs – net	-560	-520	-547
Share of the profit of associates and joint ventures	1	7	13
Profit before taxes	1,941	1,710	1,814

Income taxes	708	-127	-360
Profit for the period	2,649	1,583	1,454
Profit (loss) attributable to minority shareholders	-3	0	17
Profit attributable to equity holders of the parent	2,652	1,583	1,437

In millions of euro, unless otherwise stated	2007	2006	2005
– Total revenues The Netherlands	8,847	8,478	8,409
– Total revenues Mobile International	3,958	3,817	3,543
– Total revenues Other activities	7	22	182
– Intercompany revenues	-351	-376	-323
Total revenues	12,461	11,941	11,811

Other income	171	116	125
Total	12,632	12,057	11,936

– Operating expenses The Netherlands	7,112	6,746	6,338
– Operating expenses Mobile International	3,314	3,401	3,420
– Operating expenses ‘Other’	57	63	153
– Intercompany expenses	-351	-376	-323
Total operating expenses	10,132	9,834	9,588

Operating profit	2,500	2,223	2,348
Operating profit The Netherlands	1,901	1,771	2,087
Operating profit Mobile International	646	418	148
Operating profit ‘Other’ (including intercompany)	-47	34	113

KPN Annual Report and Form 20-F 2007	Operating results/Consolidated results of operations	57

Operating results

Consolidated results of operations

Sources of revenue	Our principal sources of revenue are:
Service revenues for wireline services, which include:
• traffic revenues with respect to the fixed switched telephony network; • national and international wholesale services; and • portal enabling services
Access revenues such as subscription revenues and one-off connection revenues for wireline services, which include:

•   monthly subscription revenues and one-off connection revenues for traditional fixed telephony and flat fees for broadband xDSL and IP-VPN connections based on capacity provided;

•   transmission services: include service revenues for fixed-network connections; and

•   local loop services: monthly rental fees and initial fees paid for MDF Access and co-location.

Service revenues for wireless services, which include:

•   traffic revenues. These are charged at an agreed price for a fixed duration of time or capacity. Airtime rates vary depending on proposition (prepaid vs. postpaid) as well as destination and time of the call. Traffic revenues also include:

– traffic bundles, offered in combination with a subscription;
– value-added service revenues, charged for our value-added mobile voice and data services (messaging services, voice mail and information services);
– roaming revenues, received from other network operators for their clients’ calls placed on our networks; and
– termination revenues, charged to other telecommunications companies for calls originating on their networks and terminating on our networks.

•   fixed monthly subscription fees. These are billed monthly to our contract customers for providing them access to our network irrespective of their actual airtime usage. The fees include handset service fees.

Hardware and other revenues for wireless services which include:
• revenues other than service revenues and comprise primarily hardware revenues; and
• income from intellectual property rights (IPR) and site sharing.

Revenues from integrated, outsourced and managed ICT solutions, which include designing, building, deploying and managing flexible and innovative end-to-end ICT solutions. These services are provided on a time and material basis or as a fixed-price contract with contract terms generally ranging from less than one year to three years.

Other sources of revenue include:
• inbound and outbound call services and e-mail handling services, as well as sales support services and directory assistance;

•   monthly subscription fees for dial-up Internet, shares in telephony usage revenues, TV-subscription fees, online advertising revenues and the sales of modems, Internet portal services and Internet content; and

• IP services like IP Dial-In Services, billed at local tariffs based on minutes used.
For a more detailed description of the services we offer and the corresponding sources of revenues, see ‘Information about the Company’.

2007	Highlights and trends
• Consumer Segment net line loss declining, customer base TV almost doubled;
• strong operating profit growth in wireless services of Consumer Segment as a result of the Telfort acquisition;
• continued growth in the Business Segment, migration to new services accelerating;
• preparations for FttC/FttH taken to the implementation stage;
• E-Plus outperforming competitors, exceeding growth and operating profit margin objectives;
• strategic initiatives (acquisitions of Allo Telecom and Tele2/Versatel Belgium) creating growth platform in Belgium;
• market leader in workspace management in the Benelux through the acquisition of Getronics; and
• created a leading position in international wholesale through iBasis.

58	KPN Annual Report and Form 20-F 2007	Operating results/Consolidated results of operations

Revenues

Group revenues for the full year 2007 increased by 4.4% or EUR 520 million year on year to EUR 12.5 billion, the net effect of the consolidation of iBasis and Getronics, growth in Mobile International and a continued decline in wireline The Netherlands.

Full-year revenues for The Netherlands were up 4.4% or EUR 369 million. This increase was mainly the result of the above mentioned acquisitions of Getronics (EUR 482 million) and iBasis and organic revenue growth in the Business segment. These increases were to a large extent offset by a decrease in wireline revenues at Consumer Segment and Wholesale & Operations Segment.

Revenues for Mobile International increased by 3.7% or EUR 141 million. Excluding a negative MTA effect of EUR 144 million, revenues were up 7.5%. This increase was mainly driven by organic growth at E-Plus and Mobile Wholesale The Netherlands and the acquisition of Tele2/Versatel Belgium.

Revenues for Other Segment decreased by EUR 15 million to EUR 7 million, caused by the sale of KPN’s subsidiary Xantic in 2006. Revenues of Xantic in 2006 amounted to EUR 18 million.

For 2008 KPN expects that group revenues will increase, mainly resulting from the acquisitions of Getronics, iBasis and Tiscali The Netherlands.

Other income
Other income in 2007 includes the gain on the sale of KPN’s Global Carrier Services business unit amounting to EUR 66 million and the gain on sale of real estate of EUR 96 million.
Operating expenses

Operating expenses in 2007 increased by EUR 298 million (3%) to EUR 10,132 million. An increase of EUR 366 million is attributable to The Netherlands, a decrease of EUR 87 million attributable to Mobile International and a decrease of EUR 6 million to our Other activities.

Additional operating expenses as a result of the acquisition of Getronics from October 2007 amounting to EUR 483 million were offset by a decline in operating expenses for Consumer Segment and Wholesale & Operations segment. The decline of both Segments is explained by cost savings in line with the declining traditional voice market.

The operating expenses for Mobile International decreased 2.6% to EUR 3,314 million. E-Plus is the main contributor for this decrease. E-Plus continued to lower the subscriber acquisition costs and had cost savings due to the outsourcing of network operations and maintenance to Alcatel-Lucent in March 2007.

The implementation of the FTE restructuring initiatives announced in the ‘Attack-Defend-Exploit’ strategy review of March 2005 is ahead of plan. In the period 2008-2010, KPN intends to accelerate the reduction of the number of FTEs (excluding Getronics).

Operating profit

KPN delivered an operating profit of EUR 2,500 million in 2007, up EUR 277 million or 12.5% compared to 2006. The Netherlands realized an increase of EUR 130 million which is mainly caused by a EUR 135 million increase at Wholesale & Operations Segment (of which an increase of gains of EUR 139 million due to the sale of KPN Global Carrier Services B.V. and disposals of real estate) and at Business Segment (EUR 37 million), partly offset by a decline in Consumer Segment (EUR 31 million). The operating result at Mobile International increased by EUR 228 million, predominantly by continued growth at E-Plus (EUR 210 million). The decrease of EUR 81 million in Other was caused by the gain on the sale of Xantic in 2006.

Financial income and expense

Net finance costs increased from EUR 520 million in 2006 to EUR 560 million this year, up 7.7%, due to higher leverage following the Getronics acquisition and EUR 0.5 billion additional share repurchases in the second half of 2007.

Income taxes

In 2007, E-Plus moved into a tax paying position in Germany. The increase in its taxable income is related to the success of E-Plus’ challenger strategy and the financial restructuring of the company. This resulted in a EUR 1.2 billion increase in the deferred tax asset for tax loss carry forwards and temporary differences, bringing the total deferred tax assets to EUR 1.3 billion at December 31, 2007. This includes EUR 0.3 billion of expected tax payment savings and a EUR 1.0 billion realization of temporary differences for goodwill and UMTS license for tax purposes. E-Plus expects no tax payments for the medium term, which are currently estimated at EUR 30-50 million per year.

KPN Annual Report and Form 20-F 2007	Operating results/Consolidated results of operations	59

Operating results

Consolidated results of operations

Excluding the EUR 1.2 billion tax gain at E-Plus, the effective tax rate for 2007 was 23.4%, compared to 7.4% in 2006. The lower effective tax rate in 2006 is caused amongst other factors by a EUR 100 million tax gain relating to the Telfort fiscal restructuring, a one-off tax gain of EUR 148 million related to a decrease in the Dutch statutory tax rate and a EUR 73 million tax gain on the valuation of loss carry forwards at BASE. In 2007, an agreement was reached with the Dutch tax authorities on a number of issues relating to the years 2001 to 2005. This resulted in a net EUR 43 million tax charge in 2007.

In the course of 2007, Royal KPN and KPN Mobile reached the point where all tax losses from prior years have been utilized. As a result, we have come into a tax paying position in the Netherlands in 2007. In 2008, we expect to pay approximately EUR 550 million Dutch corporate income tax. This is roughly equivalent to the statutory tax rate of 25.5% of Dutch profit before tax, plus 25.5% of E-Plus’ EBITDA (operating profit adjusted for depreciation, amortization and impairments), less a Dutch corporate income tax refund related to prior years as a result of carry back of tax losses.

2006	Highlights and trends
• group revenues and other income increased;
• revenues wireless services increased in Germany, Belgium and The Netherlands;
• continued net line loss, supported by strong growth in VoIP;
• continued growth in broadband and TV;
• position in our segment Business strengthened with acquisitions and contract wins;
• All IP transformation on track;
• continued FTE reduction and costs savings; and
• ongoing impact of regulation.
Revenues

Total revenues increased by EUR 130 million to EUR 11,941 in 2006. In both The Netherlands and Mobile International revenues increased, which was partly offset by lower revenues in Other activities. The consolidation of Telfort as of October 4, 2005 contributed EUR 416 million additional service revenues in 2006. MTA tariff reductions negatively influenced group revenues by EUR 243 million.

Despite a decrease in revenues due to regulatory MTA reductions (EUR 134 million) in The Netherlands total revenue increased by 0.8% to EUR 8,478 million. The continuing downward trend in line losses in the traditional market and related wireline revenues was compensated by the result of a step-up in wireless services following the consolidation of the Telfort acquisition in October 2005, a growth in VoIP-lines during 2006, both in our consumer and in our business market. New acquisitions (such as Narrowcasting, CSS, NewTel, Enertel, Nozema, Demon and Speedlinq) during 2006 contributed an amount of approximately EUR 100 million to our revenues.

Revenues of Mobile International increased by 7.7% to EUR 3,817 million. The improved performance of our mobile operators in Germany and Belgium, including Mobile Wholesale The Netherlands resulted in increased service revenues. MTA tariff reductions negatively influenced revenues of Mobile International by EUR 114 million.

The decrease of EUR 160 million for our other activities was mainly the result of the sale of Xantic as of February 14, 2006. The sale resulted in EUR 140 million lower revenues.

Other income

Other income in 2006 includes the gains on the sale of Xantic amounting to EUR 74 million, EUR 8 million on the sale of a part of the activities of SNT Germany and EUR 32 million related to the gains on the sale of property, plant and equipment.

Operating expenses

Operating expenses in 2006 increased by EUR 246 million (2.6%) to EUR 9,834 million. An increase of EUR 408 million is attributable to The Netherlands, a decrease of EUR 19 million attributable to the Mobile International and a decrease of EUR 90 million to our Other activities.

The operating expenses of the Group include a goodwill adjustment for the acquisition of Telfort amounting to EUR 175 million as a result of a restructuring and accelerated depreciation and amortization charges on the networks of the Mobile group and the Telfort licenses for a total amount of EUR 109 million (recorded in Wholesale & Operations Segment). The adjustment for the goodwill was recorded in the Mobile Wholesale The Netherlands (EUR 34 million), in the Consumer Segment (EUR 53 million) and in the Wholesale & Operations Segment (EUR 88 million).

60	KPN Annual Report and Form 20-F 2007	Operating results/Consolidated results of operations

Total operating expenses of The Netherlands include additional operating expenses as a result of the acquisition of Telfort from October 2005, the Telfort goodwill adjustment (EUR 141 million) and accelerated depreciation and amortization of the Telfort network (EUR 109 million) which were partly offset by MTA tariff reductions (EUR 100 million), continued headcount reduction and an energy tax reimbursement amounting to EUR 20 million. ‘Work contracted out and other expenses’ increased as a result of higher subscriber acquisition costs with respect to ‘InternetPlusBellen’. 2005 operating expenses included a fine of EUR 17 million to OPTA and a payment of EUR 18 million to competitors (without admitting any liability).

The operating expenses for Mobile International decreased slightly to EUR 3,401 million in 2006. EUR 160 million lower expenses for E-Plus resulting from lower cost of materials due to significantly lower handset expenses and lower expenses as a result of MTA tariff reductions were offset by higher expenses for BASE (an increase of 12 million) and Mobile Wholesale The Netherlands (EUR 124 million) following the strong market growth.

Implementation of the restructuring initiatives announced in the strategy review in March 2005 was well on track in 2006. Since year-end 2004 to 2006, KPN reduced its workforce in The Netherlands by 17% or 3,673 FTEs (excluding subsequent acquisitions), exceeding the stated objective of a minimum of 1,500 FTE reductions per annum. As a result, in 2006 we recognized EUR 71 million for restructuring charges (in 2005: EUR 92 million) of which EUR 7 million related to an outsourcing contract in Wholesale & Operations. EUR 32 million restructuring charges (in 2005: EUR 53 million) related to The Netherlands, EUR 21 million (in 2005: nil) to Mobile International and EUR 18 million to Other activities (in 2005: EUR 39 million).

Our All-IP program had an effect on our operating expenses. Project and integration costs in the first year may increase by an amount which may be slightly higher than the anticipated book gains from the sale of our technical buildings.

Operating expenses within other activities decreased by EUR 90 million in 2006 as a result of the sale of Xantic resulting in EUR 116 million lower operating expenses partly offset by the release of EUR 63 million relating to the provision for pension charges in the 2005 income statement.

Operating profit

Operating profit decreased by 5.3% from EUR 2,348 million in 2005 to EUR 2,223 million in 2006. For a further discussion of the factors underlying the developments in operating profits, see the above sections and the discussion on the segmental results of operations.

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

•   an energy tax reimbursement in The Netherlands amounting to EUR 20 million.

Financial income and expense

Net finance costs decreased from EUR 547 million in 2005 to EUR 520 million in 2006 by 4.9%. Compared to last year, financing costs were lower as a result of refinancing transactions in 2005 and 2006 which resulted in improved interest rate profile on our debt portfolio.

Share of the profit of associates and joint ventures
The share of the profit of associates and joint ventures mainly relates to the results of ON and Xantic.
Income taxes
The 2006 tax charge amounted to EUR 127 million, the effective tax rate being 7.5% in 2006 (20.0% in 2005). The decline of the effective tax rate is explained by:

•   the Telfort restructuring, which impacted both profit before tax (additional amortization charge of EUR 175 million) and corporate tax (benefit of EUR 100 million);

•   tax-exempted book gains on the 2006 sale of Xantic (EUR 74 million) and the NTT DoCoMo settlement in 2005 (EUR 58 million);

•   positive effects from adjustments of the Dutch statutory tax rate in 2006 of EUR 158 million on deferred taxes (2005: EUR 52 million) (the Dutch corporate tax rate was lowered from 29.6% in 2006 to 25.5% effective January 1, 2007); and

•   EUR 73 million recognition of the deferred tax asset for carry forward losses at BASE in 2005.

KPN Annual Report and Form 20-F 2007	Operating results/Consolidated results of operations	61

Operating results

Segmental results of operations

The Netherlands	In millions of euro	2007	2006	2005
	Consumer Segment	4,133	4,228	4,036
	Business Segment	3,381	3,310	3,420
	Getronics Segment	488	-	-
	Wholesale & Operations Segment	3,706	3,913	4,036
	Other net sales (including intercompany revenues)	-2,861	-2,973	-3,083
	Total revenues	8,847	8,478	8,409
	- of which external revenues	8,603	8,223	8,181

	Other income	166	39	16
	Total revenues and other income	9,013	8,517	8,425

	Own work capitalized	-109	-47	-41
	Cost of materials	669	566	514
	Work contracted out and other expenses	2,995	2,802	2,512
	Employee benefits	1,347	1,135	1,153
	Depreciation, amortization and impairments	1,578	1,753	1,565
	Other operating expenses	449	292	400
	Intercompany expenses	183	245	235
	Total operating expenses	7,112	6,746	6,338

	Operating profit	1,901	1,771	2,087
	- Consumer Segment	460	491	676
	- Business Segment	650	613	564
	- Getronics Segment	5	-	-
	- Wholesale & Operations Segment	815	680	874
	- Other (including intercompany)	-29	-13	-27

Consumer Segment	In millions of euro	2007	2006	2005
	Voice wireline	1,080	1,444	1,677
	Wireless services	1,776	1,705	1,349
	Internet wireline	917	762	699
	Other (incl. Intrasegment revenues)	360	317	311
	Total revenues	4,133	4,228	4,036
	Other income	-	8	-
	Total revenues and other income	4,133	4,236	4,036
	- of which External revenues	3,845	3,973	3,784

	Cost of materials	286	246	215
	Work contracted out and other expenses	936	1,030	764
	Own work capitalized	-2	-2	-1
	Employee benefits	353	329	332
	Depreciation, amortization and impairments	247	238	130
	Other operating expenses	242	230	215
	Intercompany expenses	1,611	1,674	1,705
	Total operating expenses	3,673	3,745	3,360

	Operating profit	460	491	676

62	KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations

During 2007, the market structure and dynamics of our home market continued to change and showed a challenging picture. In particular, we had to cope with:

•   increased competition in our sector, coupled with advances in technology such as the uptake of VoIP and IPTV. The customer has benefited in terms of greater availability of services, a broader product offering, and, in many cases, lower prices. Overall, broadband (often bundled within a VoIP offer) could be bought at highly competitive prices, in particular compared with a separate voice – broadband purchase;

•   stronger VoIP demand than anticipated at the end of 2006 resulted in slower installations and customer complaints during the first half of 2007. A combination of factors resulted in an overload at call centers and complex complaints with approximately 5% of the new VoIP customers. The most important factor was an overwhelming demand of approximately a quarter of a million net additions in the fourth quarter of 2006, beyond average demand in previous quarters and normal capacity;

•   from an operational point of view, restoring the quality of our VoIP operations was therefore our main challenge in 2007. We had a strong focus on VoIP quality and clean orders, which resulted in intentionally lower order intake. At the same time, we targeted alternative propositions at high risk churn groups (such as single ADSL propositions) and started loyalty programs for traditional voice;

•   by the end of the second quarter of 2007 the VoIP problems had been sorted out and we saw a recovery of the order intake at levels we think are appropriate to maintain a leading position in the market. However the scaling up was not allowed to affect quality of service and was therefore a step by step process. Because other operators also slowed down their installations our VoIP market share stabilized to approximately 37%. With the acquisition of Tiscali – completed in June 2007 – our VoIP market share increased to approximately 39%. We estimated that approximately EUR 55 million in one-off charges was needed to sort out the VoIP issues;

•   the rate of line loss is related to these VoIP problems. In the first quarter of 2007 the net line loss increased to 165,000. In the course of 2007 we intensified our marketing activities at telephone customers with attractive retention offers which helped to slow down PSTN/ISDN line loss. From the third quarter of 2007 the outflow to Wholesale Line Rental (WLR) decreased while in the fourth quarter our own VoIP offerings were more intensively promoted. As a result, net line loss gradually diminished to 90,000 in the last quarter of 2007;

•   the introduction of WLR in the first quarter of 2007 offered CPS providers in particular the opportunity to strengthen the relationship with their customers and create brand loyalty. In the first half of 2007 we reported a growth to 180,000 WLR lines, but during the second half of 2007 the growth rate declined significantly, reaching approximately 300,000 lines at December 31; and

•   international Internet players such as eBay (by Skype), Google and Microsoft continue to offer similar services (such as web voice services) to our customers in The Netherlands. Initiatives such as the Open Handset Alliance from Google and Apple’s move into the mobile business with iPhone illustrates the widening reach of competition in our markets.

Several other trends were supportive:

•   we maintained high, leading market shares in VoIP: market share approximately 39%, broadband: retail market share approximately 44%;

•   broadband remained a key growth driver and is revenue accretive;

•   internet access anywhere was also supported by the continued growth of our nationwide WiFi hotspot network;

•   wireless voice grew solidly with an increasing share of contract customers (in 2007 41% post paid customers, compared to 39% in 2006); and

•   our new TV business model and campaign is pushing up customer numbers (approximately 500,000 TV customers at the end of 2007 compared to 265,000 at the end of 2006).

Some other trends in 2007, however, challenged our business growth and profitability prospects:

•   rate cuts in August (MTA) and September (roaming) put mobile growth at a lower acceleration;

•   our organic growth (excluding acquisitions) in broadband connections was lower than at cable operators;

•   in addition to cable operators, alternative DSL operators chose to compete with us in our markets;

•   aggressive broadband/VoIP/mobile pricing from competitors; and

•   adjacent industries are increasingly targeting our (telecommunications) margins (e.g. Google, Apple).

We expect that many of these factors will continue to challenge us throughout 2008.

KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations	63

Operating results

Segmental results of operations

Revenues

2007

Revenues decreased by 2.2% (EUR 95 million) from EUR 4,228 in 2006 to EUR 4,133 million in 2007. This drop reflected notably the reduction in voice wireline revenues (decreased by 25.2% or EUR 364 million), fuelled by substantially lower subscription and traffic revenues as a result of line loss. This decline was only partially offset by increased Internet revenues (up 20.3% or EUR 155 million) with a large positive effect from the acquisition of Tiscali, by EUR 71 million higher wireless revenues (up 4.2%) due to an increased share of post paid customers and 13.6% (EUR 43 million) higher other revenues, in particular related to increasing TV customer numbers.

2006

During 2006 the transformation process of the Dutch Communication Market moving towards broadband-centric customers wanting to enjoy the advantages of ‘digital communications’ such as low cost calling, flat-rate pricing and digital entertainment reached a new phase, with approximately 1.4 million Dutch households subscribing to VoIP, offered by cable operators, alternative DSL operators or us. As a result, our telephone lines fell sharply but the rapid take-up of ‘InternetPlusBellen’ (our main VoIP product) significantly offset this trend. The sharp increase of these bundled VoIP/DSL packages (an increase of 0.5 million) is in contrast with the decline of traditional voice packages (a decrease of 0.3 million) line loss. Net line loss slowed down significantly in the following quarters reaching 130,000 in the fourth quarter of 2006.

In this dynamic market setting we strengthened our position as the leading provider of voice and broadband services and we continued to be a fast growing provider of digital TV. In VoIP, our share increased significantly during the course of 2006. We continued to grow in broadband, adding more than half a million subscribers and further expanding to a market share of almost 41%. Our KPN TV customer base (during 2006 marketed as ‘Digitenne’) continued to increase and reached 265,000 connections.

The revenue decline in voice wireline (in particular as a result of telephone line losses) was fully offset by a revenue increase in our wireless portfolio, mainly due to the acquisition of Telfort. Overall, external revenues increased by EUR 189 million (5.0%).

Operating expenses

2007

Operating expenses decreased in 2007 by 1.9% from EUR 3,745 million to EUR 3,673 million compared to a 2.2% decline in total revenues. Higher marketing costs for the Internet and TV business lines and additional costs for resolving our VoIP issues were significant factors. Work contracted out and other expenses decreased by EUR 94 million partly as a result of declining business volumes at Voice.

Intercompany expenses decreased by EUR 63 million, mainly as a result of lower purchases from Wholesale & Operations Segment following the decline in demand for traditional voice services.

2006

Operating expenses increased in 2006 by 11.5% from EUR 3,360 million to EUR 3,745 million compared to a 4.8% increase in total revenues. Overall, the higher marketing costs (including subscriber acquisition costs) for the Internet and TV business lines, reflecting the competitive nature of these markets were not offset by the effects of cost-cutting programs and MTA tariff reductions. Work contracted out and other expenses increased by EUR 266 million mainly as a result of increased subscriber acquisition costs at, in particular, the Internet business line.

Intercompany expenses decreased by EUR 31 million, mainly as a result of lower purchases from Wholesale & Operations Segment following the decline in demand for traditional voice services (traffic and lines).

64	KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations

Voice wireline
	2007	2006	2005
Revenues (in millions euro)
Traffic fees	389	514	596
Subscriptions, connection fees and other	691	930	1,081
Total Revenues	1,080	1,444	1,677

Number of connections (*1,000)
PSTN	2,563	3,554	4,518
ISDN	284	374	481
VoIP packages (voice/ broadband)	847	517	13
Total voice connections	3,694	4,445	5,012

Traffic volumes (in billions of minutes)
Domestic local	4.29	5.66	6.67
Domestic long-distance	1.91	2.41	2.82
Total domestic	6.20	8.07	9.49
Fixed-to-mobile	0.79	1.03	1.12
International	0.24	0.31	0.37
Total Voice wireline	7.23	9.41	10.98

Tariffs (in EUR/minute)
Average local tariff	0.028	0.028	0.028
Average domestic long-distance tariff	0.034	0.034	0.034
Average fixed-to-mobile tariff	0.161	0.164	0.184
Average international tariff	0.177	0.180	0.189

2007

The subscription and traffic revenues generated by Voice wireline in 2007 fell 25% to EUR 1,080 million, driven by the impact of declining PSTN and ISDN lines (down 1.1 million lines), and a continued decline in voice traffic volumes (down 23%).

Price effects were relatively unimportant in 2007, while the market share increase in traditional voice (up approximately 10%), reflecting the success of our simplified portfolio with more flat fee options, was insufficient to compensate aforementioned volume effects.

We expect that in 2008 the negative trend in revenues will continue but will slow down, in line with the decreasing rate of decline of the number of telephone lines.

2006

The trend towards more VoIP households had a significant financial impact. Our PSTN/ISDN customer base eroded, with a sharp decline in traffic and subscription revenues. This negative trend reflects competition, price reductions and, in particular, technological and behavioral changes that drive customers away from traditional telephony services towards IP-based communication solutions.

The massive move to IP is also reflected in a downturn of the number of voice packages sold. In 2006 our range of packages served about 1.1 million customers, about 275,000 lower than in 2005. This unfavorable trend was partly offset by the rapid spread of innovative terminals (called ‘Telefoon met Belminuten’) that reached a total of approximately 160,000 units sold (the installed base increased to approximately 250,000 units).

Our installed base decreased by almost 1.1 million PSTN and ISDN connections. As a result, subscription and connection revenues declined by almost 14%. Thanks to our success with ‘InternetPlusBellen’ we stemmed net customer line loss considerably.

These trends also contributed to a major and ongoing decline of the (switched) voice traffic market. In 2006, the traditional Dutch voice minute market shrunk by approximately 19% as a consequence of more minutes moving from switched to VoIP. KPN’s number of traditional voice minutes was 14% down compared to 2005. The turnaround in market share development, becoming visible from mid 2005, continued. KPN’s voice market share was in 2006 approximately 3.5% higher than in 2005.

As a result of the above mentioned developments total voice revenues declined by 13.9%, from EUR 1,677 million in 2005 to EUR 1,444 million in 2006.

KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations	65

Operating results

Segmental results of operations

Wireless services
	2007	2006	2005
Revenues (in millions euro)
Service revenues	1,700	1,635	1,279
Hardware and other revenues	76	70	70
Total Revenues	1,776	1,705	1,349

Customers (*1,000)
Postpaid	2,536	2,319	1,946
Prepaid	3,658	3,604	3,974
Total	6,194	5,923	5,920

ARPU (in EUR)	24	23	22
Non-voice as % of ARPU	19%	17%	15%
Minutes of Use (originating, terminating; in minutes)	110	104	87

SAC/SRC (in EUR)	134	166	179

While the wireless services market is almost saturated, consumers continued to use their mobile phone in various ways during 2007. We see that mobile networks are a growing alternative for accessing Internet on the go. Mobile internet take-up is fuelled by affordable flat rates, a growing range of Internet-friendly handsets, and HSDPA availability.

2007

Revenues rose 4.2% in 2007 to EUR 1,776 million. This growth primarily reflected the following factors:

•   the impact of the growing percentage of contract customers (0.27 million customers acquired between December 31, 2006 and December 31, 2007) for which the ARPU was more than six times higher than for prepaid offers. Postpaid customers represented 40.9% of the total number of customers at December 31, 2007, compared with 39.1% one year previously;

•   the positive trend for ARPU, up 4.3% and Minutes of Use (MoU), up 5.8%;

•   a rising contribution of non-voice services (increased from 17% in 2006 to 19% in 2007);

•   the increase in other revenues (mainly equipment), representing a positive impact of EUR 7 million; and

•   in addition, the reduction in MTA (from August 2007) and roaming (from September 2007) tariffs had a negative impact, see ‘Regulatory developments’.

In 2008 we expect the continuation of present operational trends (decreasing MTA tariffs, increasing importance Internet/3G/HSDPA related services) will lead to a more or less flat revenue development.

2006

Wireless consumer revenues increased by 26.4%, or EUR 356 million, to EUR 1,705 million, including the effect from the consolidation of Telfort. Service revenue growth amounted to 27.8% or EUR 356 million, despite an adverse impact from regulatory MTA tariff reductions.

The growth in 2006 service revenues resulted from a larger postpaid customer base, a higher MoU and an ARPU increase from EUR 22 in 2005 to EUR 23 in 2006. We succeeded in further strengthening our leading position in the Dutch market.

With four mobile operators and numerous mobile service providers, the Dutch market remained competitive. In this market, we remain focused on customer value over customer base by emphasizing our postpaid propositions. Marketing and sales efforts aimed at attracting high-value postpaid customers contributed to a 19.2% growth of our postpaid customer base in 2006. Furthermore, the reduced level of handset subsidies on prepaid contracts resulted in a 9.3% decrease in prepaid customers. SAC costs declined considerably, from approximately EUR 179 in 2005 to EUR 166 in 2006.

Traffic growth was mainly driven by a sharp increase in the number of postpaid customers. As a result, MoU increased significantly from 87 minutes in 2005 to 104 minutes in 2006.

ARPU growth was satisfactory, from EUR 22 in 2005 to EUR 23 in 2006. The share of non voice in ARPU growth increased, from 15% in 2005 to 17% in 2006.

66	KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations

Internet wireline

	2007	2006	2005
Revenues (in millions euro)	917	762	699
KPN ADSL Platform connections(*1,000)	2,528	2,135	1,740
KPN Broadband ISP customers (*1,000)	2,402	2,044	1,485

KPN Market share VoIP	39%	36%	3%
KPN Market share broadband (retail)	43.9%	40.9%	36.1%

Internet is a vital part of the contemporary communications landscape. In 2007, approximately 76% of all Dutch households had a broadband Internet connection, up from 69% in 2006. In the course of 2007, the Dutch broadband market showed signs of saturation, an understandable development given its relatively high penetration compared to other countries.

For an increasing number of households broadband not only enables email access and general browsing, but is also used for a broad variety of information, communication and entertainment-oriented activities. Broadband is also being used more functionally by consumers for such things as making online purchases and carrying out banking transactions from home.

Broadband Internet is a main facilitator in the move to integrated, package offerings and of the convergence of telecommunications with media, for instance. A striking example of broadband based convergence is the use of VoIP, offered as a broadband – voice bundle. The uptake of VoIP in The Netherlands is remarkable: we estimate that as of December 2007 approximately 40% of all broadband lines were VoIP-enabled, compared to just 28% in 2006. In contrast, telephone line erosion continued throughout 2007 as an inevitable consequence of this rapid VoIP uptake.

2007

Revenues from Internet services increased in 2007 by 20.3% to EUR 917 million, and were primarily influenced by:

•   the acquisition of Tiscali, which added 201,000 retail customers, representing a 3.8% increase in market share and approximately EUR 45 million extra revenues;

•   the continued, albeit slowing, growth of broadband services, fuelled by the demand for VoIP (VoIP subscribers, up 330,000 year-on-year or a 64% increase);

•   growing demand for supplementary services offered in addition to basic ADSL connection, such as the anti-virus and anti-spam security offers; and

•   aforementioned positive revenue effects were partially tempered by the decline in traditional, dial-up revenue (dial-up minutes down 50%, generating approximately EUR 29 million lower revenues) and the impact of lower rates.

The number of broadband customers was 2.5 million as of December 31, 2007, up from 2.1 million one year earlier, representing an increase of 19%.

In 2008 we expect a continuation of the revenue growth at Internet, taking into account the impact of fast diminishing dial-up revenues and the strength of our broadband portfolio and new value added services.

2006

In The Netherlands, seven out of every 10 households have Internet access, while penetration of broadband is one of the highest in the world. As a consequence, dial-up Internet services rapidly decreased in significance. Many providers operate in this mature broadband market, including cable operators, alternative DSL operators and other service providers.

As part of our strategy to increase our broadband market share, the aggressive rollout of ‘InternetPlusBellen’, our bundle for VoIP and ADSL, was very important. A large part of these contracts are either new KPN customers or KPN customers that did not yet have an ADSL connection.

As part of our strategy we acquired Speedlinq and Demon in 2006. Compared to 2005, our retail broadband market share increased from 36.1% to 40.9% as of December 31, 2006.

In 2006, total Internet revenues increased by 9% to EUR 762 million (2005: EUR 699 million). Higher revenues from increased ADSL connections more than offset lower revenues from dial-up minutes and a negative price effect resulting from an increase in lower priced ADSL packages. The number of ADSL connections from KPN ISPs increased by 38% to 2,044 thousand at the end of 2006 (including approximately 99,000 customers from acquired ISPs and excluding connections from pending acquisitions).

KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations	67

Operating results

Segmental results of operations

Other (including tv)

	2007	2006	2005
Revenues (in millions euro)	360	317	311
TV subscribers (*1,000)	497	265	184

Revenues of ‘Other’ include revenues from TV, media, KPN Contact and KPN Retail. Revenues increased both in 2006 and 2007, partly reflecting the increasing demand for our TV and media services. The radical change in our TV business model in 2007 influenced the underlying trends in quantities and ARPU’s:

•   starting in August 2007 we decreased the monthly subscription fees for Digitenne by approximately 30%, offering the customer a significant discount to comparable cable packages;

•   a new, low priced IPTV offer (rate cut approximately 50%);

•   an acceleration in the number of our Digital TV subscriptions: from approximately 184,000 in 2005, to approximately 265,000 at the end of 2006 to approximately 500,000 at the end of 2007;

•   increasing demand for supplementary TV packages;

•   in total, TV generated approximately EUR 20 million additional revenues; and

•   KPN Contact’s external revenues increased by approximately EUR 15 million, while KPN Retail’s revenues declined reflecting the more focused strategy with respect to the number of outlets.

Business Segment	In millions of euro	2007	2006	2005
	Voice Wireline	1,028	1,086	1,238
	Wireless Services	916	868	827
	Network Services	775	746	804
	Application Services	477	467	444
	Corporate Solutions	585	505	492
	Other (incl. intrasegment revenues)	-400	-362	-385
	Total Revenues	3,381	3,310	3,420
	- of which External revenues	3,151	3,102	3,235

	Other income	1	6	4
	Total	3,382	3,316	3,424

	Own work capitalized	3	1	-
	Cost of materials	215	240	213
	Work contracted out and other expenses	572	511	532
	Employee benefits	359	350	346
	Depreciation, amortization and impairments	109	98	82
	Other operating expenses	74	47	108
	Intercompany expenses	1,400	1,456	1,579
	Total operating expenses	2,732	2,703	2,860

	Operating profit	650	613	564

Revenues

2007

Total revenues of the Business Segment increased by 2.1% (EUR 71 million) to EUR 3,381 million compared to 2006, due to higher revenues of Wireless Services (EUR 48 million) despite the effect of a roaming tariff decrease and a MTA tariff decline of EUR 9 million (see ‘Regulatory Developments’), Network Services (EUR 29 million), Application Services (EUR 10 million, mainly due to the acquisitions in the second half of 2006) and Corporate Solutions (EUR 80 million, due to several new customer programs and acquisitions in the second half of 2006). This increase was slightly offset by lower net sales of Voice Wireline (EUR 58 million). Voice Wireline experienced an ongoing migration towards broadband and mobile solutions combined with market share loss in the traditional voice market (partly due to wholesale line rental).

2006

Total revenues of the Business Segment decreased by 3.2% (EUR 110 million) to EUR 3,310 million compared to 2005 due to lower revenues of Voice Wireline (EUR 152 million) and Network

68	KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations

Services (EUR 58 million). This decrease was somewhat offset by higher revenues of Wireless Services (EUR 41 million), due to an increase in the number of customers, despite a MTA tariff decline, higher revenues of Corporate Solutions (EUR 13 million) and Application services (EUR 23 million) as a result of additional acquisitions. The lower revenues are mainly caused by the migration from traditional voice traffic and data to new mostly IP-based services, which are rendered at lower tariffs. Voice Wireline experienced an ongoing migration towards broadband and mobile solutions combined with market share loss in the traditional voice market and the MTA tariff decline as a result of OPTA regulation.

Operating expenses

2007

Total operating expenses in 2007 compared to 2006 increased by EUR 29 million (1.1%) to EUR 2,732 million. The decrease of EUR 56 million in intercompany costs is closely related to the decline in revenues in the Voice Wireline business (revenues decreased EUR 58 million). Cost of materials plus work contracted out and other expenses increased (EUR 36 million) as a result of increased revenues at Application Services and Corporate Solutions (revenues increased EUR 90 million).

Other operating expenses increased partly because of the acquisitions of Newtel, CSS Telecom and Gemnet.

2006

Total operating expenses in 2006 compared to 2005 decreased by EUR 157 million (5.5%) to EUR 2,703 million.

The decrease of EUR 123 million in intercompany costs is closely related with the decline in the revenues of the business lines Voice Wireline and Network Services (revenues decreased EUR 210 million), partly compensated due to an increase of intercompany cost related to the revenue increase of Wireless Services. Cost of material plus Work contracted out and other expenses slightly increased (EUR 6 million) as a result of increased net sales at Application Services and Corporate Solutions (revenues increased EUR 36 million).

Other operating expenses decreased by EUR 61 million mainly due to the fact that other operating expenses for 2005 included payment for an OPTA fine of EUR 17 million and a payment of EUR 18 million to competitors following the conclusion of OPTA’s investigation into certain discounts offered to certain business customers.

Voice wireline

In millions of euro	2007	2006	2005

Traffic fees	534	579	687
Subscriptions, connection fees and other	494	507	551
Total revenues	1,028	1,086	1,238

Number of connections (in thousands)	2007	2006	2005
PSTN	815	905	965
ISDN	867	923	943
VoIP (package broadband, voice)	13	5	-
Total number of connections	1,695	1,833	1,908

Traffic volumes (in billions of minutes)
Domestic local	2.64	3.06	3.67
Domestic long-distance	2.42	2.76	3.29
Total domestic	5.06	5.82	6.96
Internet-related	0.41	0.76	1.40
Fixed-to-mobile	1.24	1.25	1.29
International	0.42	0.45	0.52
Total Voice wireline	7.13	8.28	10.17

In EUR/minute	2007	2006	2005
Average local tariff	0.038	0.037	0.036
Average Internet tariff	0.048	0.039	0.029
Average domestic long-distance tariff	0.054	0.052	0.053
Average fixed-to-mobile tariff	0.165	0.168	0.188
Average international tariff	0.193	0.188	0.187

KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations	69

Operating results

Segmental results of operations

Revenues

2007

In 2007, Voice Wireline revenues decreased by 5.3% to EUR 1,028 million. Revenues from subscriptions and connection fees decreased by 2.6% to EUR 494 million, whereas revenues from traffic decreased by 7.7% to EUR 534 million (2006: EUR 579 million).

The decline of the Voice Wireline business continued in 2007. The introduction of wholesale line rental (WLR) had an additional negative impact on the number of PSTN/ISDN-connections. Both broadband and mobile services are negatively affecting fixed line revenues from both traffic and subscriptions.

In 2007, the traffic volumes in billions of minutes dropped by 13.9%. Minutes in all traffic categories fell, but the decline was most notable for Internet traffic, as a result of accelerated broadband penetration, which resulted in higher churn of dial-up customers. Domestic traffic volumes declined, as a result of a declining overall telephony market and ongoing competition from traditional fixed-telephony and (cable) VoIP operators. The decrease in the number of connections also contributed to the decline in the number of calls and traffic volumes. As in 2006, our market share in 2007 stabilized, due to further improved customer retention efforts and effective discount propositions.

The decrease in revenues from subscriptions and connection fees was caused by a 8.0% decrease in the number of PSTN and ISDN connections in 2007. Both the number of PSTN and ISDN connections decreased, although the decrease in PSTN connections was larger. The decrease in the number of connections is the result of both accelerated penetration of mobile-only usage as well as broadband access competition, VoIP offerings in the small and medium sized enterprises market, direct access offerings in the corporate market and the introduction of WLR.

2006

In 2006, Voice Wireline revenues decreased by 12.3% to EUR 1,086 million. Revenues from subscriptions and connection fees decreased by 8.0% to EUR 507 million, whereas revenues from traffic decreased by 15.7% to EUR 579 million (2005: EUR 687 million).

The Voice Wireline business is in continuous decline caused by an ongoing migration towards broadband and mobile solutions combined with market share loss in the traditional voice market. Both broadband and mobile services are negatively affecting fixed line revenues from both traffic and subscriptions.

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

The decrease in revenues from subscriptions and connection fees was caused by a 4.2% decrease in the number of PSTN and ISDN connections in 2006. Both the number of PSTN and ISDN connections decreased, although the decrease in PSTN connections was larger. The decrease in the number of connections is the result of both accelerated penetration of mobile-only usage as well as broadband access competition, VoIP offerings in the Small and Medium sized Enterprises (SME) market and direct access offerings in the corporate market.

Wireless services

In millions of euro	2007	2006	2005

Service revenues	930	894	845
Hardware and other revenues	-14	-26	-18
Total revenues	916	868	827

Customers (* 1,000)	1,306	1,171	1,048
Minutes of Use (originating, terminating; in minutes)	267	299	317

ARPU (in EUR)	62	68	72
Non-voice as % of ARPU	17%	13%	10%

SAC/SRC (in EUR)	325	295	329

70	KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations

2007

Wireless Services revenues increased by 5.5%, or EUR 48 million to EUR 916 million. Service revenue growth amounted to 4.0% or EUR 36 million, despite an adverse impact from regulatory MTA tariff reductions and roaming tariff reductions. Hardware and other revenues (including discounts) increased by EUR 12 million to EUR -14 million, mainly due to increased revenues of Sympac, a subsidiary of KPN.

The growth in service revenues in 2007 resulted from a larger (postpaid) customer base, despite slightly lower Minutes of Use. Lower tariffs and growth of non-voice (data) as a percentage of ARPU contributed to the reduction of postpaid ARPU.

With the merger of T-Mobile and Orange, the number of mobile operators in the Dutch market decreased to three. Despite this, the business market remains highly competitive. Because of the numerous service providers active in the market, KPN remains focused on customer value over customer base by emphasizing its high-value postpaid customers.

Traffic growth was mainly driven by an 11.5% increase in the number of customers. Minutes of Use and total monthly ARPU decreased, because of the increase of data-connections (mainly Machine to Machine). Non-voice as a percentage of ARPU increased by 4% to 17%. SAC/SRC increased by EUR 30 million, mainly caused by increased discounts for corporate accounts.

2006

Wireless Services revenues increased by 5.0%, or EUR 41 million to EUR 868 million. Service revenue growth amounted to 5.8% or EUR 49 million, despite a EUR 18 million adverse impact from regulatory MTA tariff reductions. Hardware and other revenues (including discounts) decreased by EUR 8 million to EUR -26 million.

The growth in 2006 service revenues resulted from a larger (postpaid) customer base, despite slightly lower Minutes of Use. Lower tariffs and growth of non-voice (data) as a percentage of ARPU contributed to the reduction of postpaid ARPU.

In 2006, the market consisted of four mobile operators and numerous mobile service providers, and the business market remained competitive.

Traffic growth was mainly driven by an 11.7% increase in the number of customers. Minutes of Use and total monthly ARPU decreased, because of the increase of data-connections (mainly Machine to Machine). SAC/SRC decreased by EUR 34 million, mainly due to lower discounts and distribution fees.

Network services

In millions of euro	2007	2006	2005
Revenues	775	746	804

Number of analog leased lines (in ‘000)	26.2	29.1	33.3
Number of digital leased lines (in ‘000)	6.5	7.3	8.8
IP-VPN connections (Epacity) (in ‘000)	30.4	32.7	33.5
E-VPN connections (in ‘000)	7.5	4.2	1.8
M-VPN (# routers in ‘000)	15.9	11.4	5.3
Business DSL connections (in ‘000)	90.5	53.6	24.0
Housing Services (number of m2 occupied)	10,300	5,600	5,000
Hosting Services (number of servers hosted)	1,830	920	790

Revenues

2007

In 2007, revenues for Network Services increased by 3.9% to EUR 775 million. In 2007 Network Services passed the inflection point: migration from traditional to new data services led to revenue growth despite lower tariffs.

In the new data market, our strong IP-VPN, E-VPN and M-VPN propositions are stimulating the migration trend from point-to-point (leased lines) to any-to-any (VPN connections) solutions. The number of E-VPN connections grew more than 75% and the number of M-VPN connections grew by approximately 40%. The number of IP-VPN connections slightly decreased, mainly because of upgrading to E-VPN or M-VPN propositions. KPN managed to maintain a leading position in the Dutch VPN market. Increasing revenues are generated from value added cyber center (Housing services) and hosting services, reflected by the strong growth of number of m2 occupied (+ 80%) and the number of hosted servers, which more than doubled.

Business DSL connections grew more than 65% in the last year. With our business proposition we are able to stimulate over 90,000 small and medium enterprises to do their e-business via KPN.

KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations	71

Operating results

Segmental results of operations

2006

In 2006, revenues for Network Services decreased by 7.2% to EUR 746 million.

Revenues declined primarily for traditional data transmission services (national and international). This decline was due to customers migrating towards more cost-effective IP and fiber-based network services and other competitors and related severe price erosion. An increase of traditional services was only seen for Managed Private Lines (point-to-point broadband solutions), as a result of the ongoing increase of PIN-payments and demand from the alarm and surveillance sector.

In the new data market our strong E-VPN and M-VPN propositions were well received and stimulated the migration trend from point-to-point (leased lines) to any-to-any (VPN-connections) solutions. The number of M-VPN routers grew more than 100% and the number of E-VPN connections grew by more than 100%. KPN managed to maintain a leading position in the Dutch VPN market. The chosen strategy of cross- and up-sell towards managed solutions has proven to be successful in 2006.

Business DSL connections grew also more than 100% in 2006. With our business proposition we are able to stimulate over 54,000 small and medium enterprises to do their e-business via KPN providing a solid base for new applications and services.

Application services

In millions of euro	2007	2006	2005
Revenues	477	467	444

Revenues

2007

Revenues increased by 2% to EUR 477 million mainly due to the acquisition of CSS Telecom and the growth of Newtel Essence, which was acquired in 2006. These higher revenues are partly offset by lower revenues on delivery of Enterprise Communication Systems caused by a loss of market share. Furthermore, service revenues are decreasing because of consolidation of service contracts: customers are replacing their old service contracts for one combined new contract with lower prices/tariffs for all services.

2006

Revenues increased by 5.2% or EUR 23 million to EUR 467 million partly due to the acquisition of Newtel in June 2006 and CSS Telecom in July 2006. The traditional PABX-voice deliveries decreased due to the highly competitive market combined with lower revenues as a result of a decrease in the installed base. This was offset by an increase of revenues from data solutions and related services such as Managed IPT.

Corporate solutions

In millions of euro	2007	2006	2005
Revenues	585	505	492

Revenues

2007

Total revenues increased by 15.8%, or EUR 80 million in 2007, mainly because of several new customer programs. Furthermore, Gemnet (acquired at the end of 2006) is generating increasing revenues. Gemnet owns and operates a network connecting local governments and has started to provide certain value-added services.

2006

Revenues increased by 2.6% to EUR 505 million in 2006 mainly due to an increase in projects. The traditional voice deliveries decreased due to the highly competitive market combined with lower revenues as a result of a decrease in the installed base. This was offset by an increase of revenues from data solutions and related services such as Managed IPT.

72	KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations

Getronics Segment	Numbers reflect period from October 23, 2007 to December 31, 2007
In millions of euro	2007
Service revenues	433
Hardware and other revenues	55
Total revenues	488
- of which External revenues	482

Other income	0
Total revenues and other income	488

Own work capitalized	-3
Cost of materials	78
Costs of work contracted out and other expenses	103
Employee benefits	221
Depreciation, amortization and impairments	18
Other operating expenses	63
Intercompany expenses	3
Total operating expenses	483

Operating profit	5

Revenues and other income

2007
The fourth quarter revenue was supported by the high activity levels within Consulting & Transformation services and a strong year end uplift in the application services business for the public sector, although shortage of skilled staff hindered full exploitation of this strong demand. In revenues is EUR 46 million included from the Iberian operating company, which was sold to Technocom on December 20, 2007. Technocom is a listed Spanish ICT Services company.

Going forward, Getronics will focus on its core operations such as network-related IT services and connectivity. Activities further up the value chain such as Business Process Outsourcing and Business Applications are considered to be non-core.

Operating expenses
2007

Employee benefits expenses were adversely impacted by shortage in some labor markets. This shortage resulted in relative high work contracted out, both in volume and price. The operating expenses include an amount of EUR 6 million for restructuring expenses and EUR 8 million for integration expenses. The amortization of intangibles amounted to EUR 10 million.

The expenses for the period include EUR 46 million expenses from the Iberian operating company.

KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations	73

Operating results

Segmental results of operations

Wholesale &	In millions of euro	2007	2006	2005
Operations Segment	External revenues	1,127	1,147	1,163
	Intercompany revenues	2,579	2,766	2,873
	Total revenues	3,706	3,913	4,036
	Other income	164	25	12
	Total revenues and other income	3,870	3,938	4,048
	- of which Real Estate	455	372	360

	Own work capitalized	-80	-42	-36
	Cost of materials	80	59	72
	Work contracted out and other expenses	1,181	1,080	1,035
	Employee benefits	358	397	408
	Depreciation, amortization and impairments	1,180	1,407	1,337
	Other operating expenses	59	16	48
	Intercompany expenses	277	341	310
	Total operating expenses	3,055	3,258	3,174
	Operating profit	815	680	874
	- of which Real Estate	185	126	67

Revenues and other income

2007

Wholesale & Operations’ total revenues decreased by 5.3% or EUR 207 million in 2007. Although total revenues were adversely affected by the further decline in fixed-line connections and related traffic volumes as well as roaming tariff reductions, the decrease was to some extent mitigated by higher revenues from WLR and the consolidation of the acquired iBasis activities in the fourth quarter of 2007. Other income, up EUR 139 million compared to 2006, consisted mainly of a EUR 66 million gain on the sale of KPN Global Carrier Services B.V. and EUR 96 million gains on disposal of real estate (2006: EUR 25 million).

2006

Wholesale & Operations’ total revenues decreased by 3.0% or EUR 123 million in 2006. This was mainly caused by declining intercompany revenues: the growth in Mobile could not compensate the loss of fixed-line connections and traffic as well as the EUR 40 million MTA tariff reduction. External revenues decreased by 1.4% or EUR 16 million; less originating and terminating minutes were offset by increased transit and international traffic volumes.

Traffic volumes

in billions of minutes	2007	2006	2005
Terminating	11.80	13.04	13.49
Originating	6.87	9.91	12.95
Transit	9.93	8.44	6.78
International	13.02	9.03	7.93
Total Wholesale & Operations	41.62	40.42	41.15

National traffic volumes were down 8.9% to 28.6 billion minutes in 2007 (2006: -5.5% to 31.4 billion), mainly due to reduction in traffic by a smaller ISDN/PSTN installed base. Reduced volumes in traditional voice stem from strong competition and migration to VoIP. The increase in transit volumes is mainly caused by ‘mobile-only users’, a phenomenon that continued in 2007.

International traffic volumes increased by 4 billion minutes (44.2%; 2006: 13.9%) mainly due to the consolidation of iBasis in the fourth quarter of 2007. International call volumes benefited from the fast-developing global market for minute trading. Average revenues per minute, however, continued to fall. Apart from fierce competition in the wholesale carrier market, the mix of global carrier services sold changed due to the iBasis acquisition.

74	KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations

Operating expenses
2007

Total operating expenses in 2007 fell by 6.2% compared to prior year. Traffic purchase costs decreased –however less than the related revenues- due to traffic swapping from high-margin originating and terminating minutes to low-margin transit and international minutes. Moreover, personnel-related costs started to benefit from the significant FTE reductions in 2007, although dampened by the need to create restructuring provisions. The effect of lower traffic-related and personnel costs was offset by an increase in costs due to consolidating iBasis as from October 2007. Because the accelerated write-down of Telfort network assets halted as from July 2007 (as book values then equaled their residual values), depreciation and amortization charges decreased from prior year’s amounts by 16.1% (or EUR 227 million).

2006
The operating expenses in 2006 increased by 2.6% to EUR 3,258 million. The main reasons for these cost increases included:
• increased traffic cost due to the shift from high-margin originating and terminating minutes to low-margin transit and international traffic;
• cost savings on the traditional services were partly offset by launch costs of the IP portfolio;
• Ecotax refunds (EUR 20 million) were more than offset by Telfort network integration costs; and
• higher depreciation and amortization charges due to the accelerating the write-down of Telfort network assets (both radio network and licences).
Mobile International	in millions of euro	2007	2006	2005
	Service revenues	3,754	3,609	3,199
	– E-Plus Segment	2,816	2,698	2,461
	– BASE Segment	595	609	541
	– Mobile Wholesale The Netherlands Segment	341	303	201
	– Intercompany and other	2	-1	-4

	Hardware and other revenues	204	208	344
	Total revenues	3,958	3,817	3,543
	– of which External revenues	3,852	3,696	3,447

	Other income	2	2	25
	Total revenues and other income	3,960	3,819	3,568

	Own work capitalized	-35	-65	-70
	Cost of materials	241	335	528
	Costs of work contracted out and other expenses	1,527	1,432	1,408
	Employee benefits	222	264	263
	Depreciation and impairments	495	495	525
	Amortization and impairments	325	363	273
	Other operating expenses	273	328	292
	Intercompany expenses	266	249	201
	Total operating expenses	3,314	3,401	3,420

	Operating profit	646	418	148
For the principle sources of revenue, see ‘Consolidated Results of Operations’.

KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations	75

Operating results

Segmental results of operations

E-Plus Segment	In millions of euro	2007	2006	2005
	Service revenues	2,816	2,698	2,461
	Hardware and other revenues	146	196	336
	Total revenues	2,962	2,894	2,797
	- of which External revenues	2,933	2,850	2,750

	Other income	1	0	25
	Total revenues and other income	2,963	2,894	2,822

	Own work capitalized	-34	-65	-70
	Cost of materials	230	325	504
	Costs of work contracted out and other expenses	1,157	1,135	1,146
	Employee benefits	171	222	209
	Depreciation and impairments	403	396	425
	Amortization and impairments	273	282	253
	Other operating expenses	204	263	237
	Intercompany expenses	122	109	123
	Total operating expenses	2,526	2,667	2,827

	Operating profit	437	227	-5

Revenues and other income

2007

In 2007, revenues were up 2.3% as higher service revenues, up 4.4%, were to some extent offset by lower hardware and other revenues. Service revenues increased on higher traffic volumes. Hardware and other revenues were lower due to the success of SIM-only offers. The growth of the German mobile market and E-Plus’ increased share thereof were reflected in an enlarged customer base, up to 14.8 million at year-end 2007 (2006: 12.7 million).

While the customer base rose again in 2007, ARPU saw a further decrease to EUR 17 mainly due to regulatory MTA tariff reductions, VAT increase, tariff optimization induced by customers as well as the changed postpaid/prepaid mix due to the high prepaid customer intake during the year.

The estimated 14.0% service revenue market share as of December 31, 2007 (2006: 12.9%) demonstrates the impact hereof on E-Plus’ position in the German market. As of December 2007, E-Plus served 6.3 million postpaid customers, representing 43% of its total customer base (2006: 47%). This decrease is the result of E-Plus’ focus on partnerships, such as with Medion (offering only prepaid), meaning that a large share of the customer base growth in 2007 related to prepaid customers.

2006

In 2006, revenues were up 3.5% as higher service revenues, up 9.6%, were to some extent offset by lower hardware and other revenues. Service revenues increased on higher traffic volumes. Hardware and other revenues were lower due to the success of SIM-only offers. The growth of the German mobile market and E-Plus’ increased share thereof were reflected in an enlarged customer base, up to 12.7 million at year-end 2006 (2005: 10.7 million).

While the customer base rose again in 2006, ARPU saw a further decrease to EUR 19 mainly due to regulatory MTA tariff reductions, tariff optimization induced by customers as well as the changed postpaid/prepaid mix due to the high prepaid customer intake during the year.

The estimated 12.9% service revenue market share as of December 31, 2006 (2005: 11.7%) demonstrates the impact hereof on E-Plus’ position in the German market. As of December 2006, E-Plus served 6.0 million postpaid customers, representing 47% of its total customer base (2005: 52%). This decrease is the result of E-Plus’ focus on partnerships, such as with Medion (offering only prepaid), meaning that a large share of the customer base growth in 2006 related to prepaid customers.

The other income in 2005 related to an one-time off effect relating NTT i-mode.

The below tables summarize the developments in customer base, traffic volumes, average revenues and gross churn ratios of E-Plus:

	Customer base development

	Number of customers in thousands at December 31,	2007	2006	2005
	Postpaid	6,297	6,005	5,574
	Prepaid	8,510	6,649	5,174
	Total	14,807	12,654	10,748

76	KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations

Traffic volumes, Minutes of Use, ARPU and Churn

	2007	2006	2005
Total traffic volumes (in millions of minutes)	21,773	15,350	9,376

Minutes of Use (originating, terminating; in minutes)	136	110	79
Postpaid	252	192	135
Prepaid	45	32	21

ARPU (in EUR)	17	19	21
Postpaid	31	32	35
Prepaid	6	6	6

Gross churn ratio	23%	25%	23%
Postpaid	22%	22%	16%
Prepaid	23%	27%	30%

In 2007, prepaid churn decreased to 23% as a result of an increased prepaid customer base. In 2006, postpaid gross churn increased due to the higher volume of contract expirations as well as clearing inactive customers, while in 2005 prepaid gross churn rose due to clearing inactive customers.

Operating expenses

2007

In 2007, operating expenses decreased 5.3%, or EUR 141 million, mainly due to lower cost of materials due to our SIM-only strategy, as a result of continued SAC/SRC reductions and the outsourcing of network operations and maintenance to Alcatel-Lucent in March 2007. In addition, personnel cost decreased due to restructuring.

2006

In 2006, operating expenses decreased 5.7%, or EUR 160 million, mainly due to lower cost of materials and lower acquisition costs due to our SIM-only strategy, which means SIM cards are distributed without a handset, which means lower cost of materials, and cheaper distribution channels such as the Internet are employed, which means lower work contracted out.

At the end of 2005, the i-mode and internet platform were fully depreciated, therefore the deprecation charge in 2006 is lower than in 2005.

BASE Segment	In millions of euro	2007	2006	2005
	Service revenues	595	609	541
	Hardware and other revenues	18	11	7
	Total revenues	613	620	548
	- of which External revenues	587	588	518

	Other income	0	2	0
	Total Revenues and other income	613	622	548

	Own work capitalized	0	0	-1
	Cost of materials	9	7	23
	Costs of work contracted out and other expenses	244	237	200
	Employee benefits	43	39	47
	Depreciation and impairments	89	99	100
	Amortization and impairments	24	18	19
	Other operating expenses	57	52	51
	Intercompany expenses	30	23	24
	Total operating expenses	496	475	463

	Operating profit	117	147	85

Revenues 2007 Total revenues in 2007 decreased by EUR 7 million or 1.1% compared to 2006. The decrease in service revenues by EUR 14 million or 2.3% compared to 2006 is the direct result of the

KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations	77

Operating results

Segmental results of operations

regulatory MTA tariff reductions which started on November 1, 2006 followed by a second cut on May 1, 2007. The effect of the reduced MTA tariffs was partly compensated by an increase in our subscriber base which went up from 2.4 million subscribers at the end of 2006 to 2.9 million subscribers at the end of 2007. The increase in hardware and other revenues is explained by the acquisition of Allo Telecom in August 2007.

2006

While our customer base increased from 2.0 million as of December 31, 2005 to 2.4 million in 2006, our blended ARPU remained stable compared to EUR 24 in 2005. The change in the prepaid/postpaid mix, promotions and the effect of the reduced MTA tariffs as of November 1, 2006 were offset by a usage increase in our existing customer base. BASE estimates it has approximately a 15% share of total revenues in the Belgian mobile market (2005: over 13%). As of November 1, 2006, BiPT took a first step to reduce the MTA tariffs.

The tables below summarize the developments in customer base, traffic volumes, average revenues and gross churn ratios of our mobile operator in Belgium.

Customer base development

Number of customers in thousands at December 31,	2007	2006	2005
Postpaid	512	461	429
Prepaid	2,343	1,897	1,572
Total	2,855	2,358	2,001

Traffic volumes, Minutes of Use, ARPU and Churn
	2007	2006	2005
Total traffic volumes (in millions of minutes)	4,289	3,508	2,579

Minutes of Use (originating, terminating; in minutes)	138	137	117
Postpaid	403	390	271
Prepaid	76	71	78

ARPU (in EUR)	19	24	24
Postpaid	51	60	61
Prepaid	12	14	15

Gross churn ratio	18%	20%	17%
Postpaid	20%	19%	20%
Prepaid	18%	20%	16%

Under the current tariffs and conditions introduced by BASE in 2005, prepaid customers are removed from the customer base after one year of inactivity (i.e., customers without incoming or outgoing traffic).

Operating expenses

2007

Operating expenses increased by EUR 21 million or 4.4% in 2007 compared to 2006. Part of this increase resulted from the acquisition of Allo Telecom in August 2007. Furthermore, cost of materials and costs of work contracted out increased by EUR 9 million which is mainly explained by higher network infrastructure expenses and increased commission costs. The increase of intercompany expenses is explained by higher interconnect costs caused by increased traffic volumes.

2006

Operating expenses increased by 2.6% in 2006 compared to 2005. Cost of materials and costs of work contracted out increased by EUR 21 million. This increase can be explained by higher interconnection costs caused by increased traffic volumes, higher external costs resulting from our outsourcing activities, and higher costs for network extension and optimization. This increase was partly offset by lower dealer commissions and roaming costs. Salary-related expenses decreased by EUR 8 million compared to 2005 mainly due to the lower average number of FTEs (2006: 482; 2005: 534). The decrease in FTEs was the result of outsourcing projects in the second half of 2005.

78	KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations

Mobile Wholesale	In millions of euro	2007	2006	2005
The Netherlands Segment	Service revenues	341	303	201
	Hardware and other revenues	3	0	1
	Total revenues	344	303	202
	- of which External revenues	291	255	177

	Other income	0	0	0
	Total revenues and other income	344	303	202

	Own work capitalized	0	0	0
	Cost of materials	1	1	1
	Costs of work contracted out and other expenses	94	57	61
	Employee benefits	4	3	2
	Depreciation and impairments	0	0	0
	Amortization and impairments	28	63	1
	Other operating expenses	3	11	0
	Intercompany expenses	113	119	65
	Total operating expenses	243	254	130

	Operating profit	101	49	72
	Revenues
	2007

Mobile Wholesale The Netherlands generated EUR 344 million in revenues, which is an increase of 14% compared to 2006. Continued market growth in the mobile wholesale segment and strong performance of KPN within this segment fueled the revenue increase in 2007. However, regulatory impact on MTA and roaming tariffs has negatively affected revenues. In a competitive market with continuing price pressure, Mobile Wholesale The Netherlands has succeeded in showing profitable organic growth with its partners. Emphasis on strong brands and specific segments both in The Netherlands and other countries within our footprint proved to be a sound strategy. As a result the customer base increased by 0.3 million to 1.8 million by the end of 2007.

	2006

Mobile Wholesale The Netherlands generated EUR 303 million in revenues, 50% higher than in 2005, due to strong market growth in the wholesale segment. After a step-up from the Telfort acquisition, this segment has shown strong profitable organic growth, as KPN has attracted the most attractive wholesale partners and the business model has low subscriber acquisition costs. KPN’s mobile wholesale strategy focuses on leveraging wholesale partners, brands and platforms across the footprint.

	Operating expenses
	2007

Operating expenses show a decline of 4% compared to 2006 to EUR 243 million. As total traffic generation in 2007 was substantially higher than in 2006, so are interconnection fees. Especially outgoing international traffic caused traffic related expenses to increase. Amortization decreased substantially compared to previous year due to a goodwill adjustment in 2006, recorded as amortization, as a result of the acquisition of Telfort for an amount of EUR 34 million.

	2006
	Operating expenses are relatively high due to one off amortization costs. Costs of work contracted out increased during the course of 2006 as a result of significant customer base and traffic growth.

KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations	79

Operating results

Segmental results of operations

Other activities	In millions of euro	2007	2006	2005

	Revenues	7	22	182
	Other income	3	75	84
	Total revenues and other income	10	97	266

	Operating expenses	57	63	153

	Operating result	-47	34	113
Revenues and other income
2007
Revenues in 2007 decreased by EUR 15 million mainly resulting from the sale of Xantic (a satellite communication provider) as of February 14, 2006.

2006

The decrease in total revenues in 2006 amounting to EUR 160 million or 88% was mainly the result of the sale of Xantic in 2006. The sale resulted in EUR 140 million lower revenues. Other income in 2006 includes a gain on the sale of Xantic of EUR 74 million. As of February 14, 2006, KPN and Telstra sold their total holdings in Xantic to the Canadian Stratos Global Corp.

Other income in 2005 included the book gains on the sale of Intelsat and Infonet amounting to EUR 21 million.

Operating expenses
2007
The operating expenses mainly relate to the Corporate Center.

2006

The decrease in operating expenses in 2006 amounting to EUR 90 million was the result of the sale of Xantic, resulting in EUR 116 million lower operating expenses which was opposed by a release of EUR 63 million relating to the provision for pension charges in the 2005 income statement.

Other Consolidated Results	Sale of activities and assets
of Operations

During the last three years, we sold various activities and assets. The below table reflects the estimated impact of the asset disposals on our external revenues, operating result and total assets. The figures are based on the last full year of consolidation or the moment of disposal in case of participating interests.

In millions of euro	Year of disposal	Impact on external revenues	Impact on operating result	Impact on total assets
Infonet	2005	None	None	116
Intelsat	2005	None	None	25
PanTel	2005	100	6	136
Xantic	2006	157	28	144

80	KPN Annual Report and Form 20-F 2007	Operating results/Segmental results of operations

Liquidity and capital resources

Cash flow information	The following table provides a three-year summary of our cash flows for the years ended December 31, 2007, 2006 and 2005:
Net cash flows
In millions of euro	2007	2006	2005
Net cash flow provided by operating activities	3,890	4,071	3,833
Net cash flow used in investing activities	-3,154	-1,878	-2,206
Net cash flow used in financing activities	-502	-2,024	-2,918
Change in cash and cash equivalents	234	169	-1,291
Operating activities

In 2007 our operating cash flow decreased by EUR 181 million to EUR 3,890 million. This decrease was mainly caused by EUR 251 million tax payments (in 2006 a net receipt of EUR 147 million) despite an improvement in working capital.

In 2006 our operating cash flow increased by EUR 238 million to EUR 4,071 million. This increase is mainly caused by net received income tax credits amounting to EUR 147 million, while EUR 24 million income taxes were paid in 2005. In addition, our working capital position improved slightly compared to 2005.

In 2005 our net cash flow from operating activities decreased by EUR 124 million compared to 2004. This decrease is mainly caused by a decrease in operating profit, partly compensated by lower interest payments (EUR 139 million) and an increased working capital position.

Investing activities

The table below is a three-year summary of our investments and additions and reconciliation to the cash flow used in investing activities:

In millions of euro	2007	2006	2005
Acquired group companies	-1,697	-413	-1,178
Additions to intangible fixed assets (licenses, software and other)	-364	-200	-223
Additions to property, plant and equipment	-1,386	-1,472	-1,201
Additions to associates and joint ventures	-4	-3	-4
Loans granted to associates	-2	-	-
Total investments and additions	-3,453	-2,088	-2,606

Less: non-cash items	67	66	158
Less: proceeds from sale of assets (including assets held for sale)	232	144	242
Total cash flow used in investing activities	-3,154	-1,878	-2,206

Acquired group companies

For 2007, acquisitions mainly relate to Getronics, Tiscali The Netherlands, Tele2/Versatel Belgium, and the 51% acquisition of iBasis. For more details reference is made to the section ‘Business Combinations and other changes in consolidation’ included in the Financial Statements.

In 2006, KPN acquired several Group companies. For more details reference is made to the section ‘Business Combinations and other changes in consolidation’ included in the Financial Statements. In addition, in 2006 a final payment of EUR 132 million was made for the 2005 acquisition of Telfort.

In 2005 investments in Group companies mainly related to the acquisition of Telfort for EUR 1,131 million, the acquisition of the 2.16% minority interest in KPN Mobile from NTT DoCoMo for EUR 5 million, additional investments in SNT for EUR 31 million and the acquisitions of Freeler and Hcc!Net.

Additions to intangible fixed assets

In 2007, investments in intangible fixed assets totaled EUR 364 million (2006: EUR 200 million, 2005: EUR 223 million). In 2007 these investments mainly related to software and to the extension of the GSM 900 license for an amount of EUR 40 million which will become payable in 2010. In 2006 these investments mainly relate to software. In 2005 these relate to EUR 207 million of software as well as to investments in customer bases of Tiscali (EUR 13 million) and Cistron (EUR 3 million).

KPN Annual Report and Form 20-F 2007	Liquidity and capital resources	81

Liquidity and capital resources

Non-cash items

In 2007, non cash items include the investment in the GSM 900 license (EUR 40 million), additional asset retirement obligations included as an addition to Property, plant and equipment (EUR 13 million) and a deferred consideration for the remaining shares to be acquired for Getronics (EUR 12 million) included in acquired Group companies.

In 2006 non cash items include deferred earn-out settlements (EUR 37 million) and a non-cash consideration for the acquisition of Narrowcasting (EUR 7 million). In addition, non cash items included additional asset retirement obligations included as an addition to Property, plant and equipment for EUR 22 million (2005: EUR 15 million). 2005 also included an additional investment in SNT, a subsidiary of KPN, through issuance of 3 million shares (EUR 20 million) and a deferred payment amounting to EUR 132 million with respect to the Telfort acquisition.

Proceeds from sale of assets

Total proceeds in 2007 include the proceeds from the sale of the Getronics operations in Spain and Portugal (EUR 58 million) remaining proceeds from the sale of Xantic (EUR 14 million), the proceeds from the sale of licenses (EUR 16 million) and the proceeds from the sale of property, plant and equipment (EUR 143 million).

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

Financing activities

2007

In 2007, total cash flow used in financing activities amounted to EUR 502 million, consisting of a cash inflow of EUR 4,349 million, offset by a cash outflow of EUR 4,851 million. In 2007, we paid EUR 645 million as a final dividend for 2006 and EUR 337 million as an interim dividend for 2007.

On February 7, 2007 KPN started a EUR 1 billion share repurchase program, which was finalized in August 2007 under which we repurchased 85.1 million shares. Additionally we started a EUR 0.5 billion share repurchase program in September 2007 which was finalized in December 2007 under which we repurchased 40.6 million shares. For details of our share repurchases in 2007 see ‘Corporate Governance’.

On November 6, 2007 we issued under the Global medium term note (GMTN) program a EUR 1.25 billion Eurobond with a five year maturity and a coupon of 5.00%. The proceeds of this bond were used to redeem drawdowns on our credit facilities and for general corporate purposes. Following the execution of this bond transaction, KPN terminated the EUR 1.25 billion bilateral backstop credit agreements with banks.

On May 22, 2007, we issued under the GMTN program a dual-tranche euro and Pound Sterling bond consisting of a EUR 650 million euro tranche with a tenor of 7 years and a coupon of 4.75% and a EUR 250 million GBP tranche with a tenor of 12 years and a coupon of 6%. The GBP tranche was swapped into EUR 367 million with a fixed interest rate of 5.12%. Following this dual tranche issuance we reduced the 2010 debt maturity by EUR 703 million in order to balance our redemption profile.

The remaining proceeds and repayments from borrowings relate to temporary drawings and repayments under our credit facility. As of December 31, 2007, we had temporarily drawn EUR 800 million under our credit facility.

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

82	KPN Annual Report and Form 20-F 2007	Liquidity and capital resources

On March 16, 2006, we issued under the GMTN program a Eurobond of EUR 850 million maturing in 2013 with a fixed coupon of 4.5%, and an Eurobond GBP 275 million maturing in 2016 with a fixed coupon of 5.75%. In order to limit our foreign currency exposure, on March 16, 2006 we entered into two cross currency swap transactions to change the interest rate profile of the Eurobond 2006-2016 GBP from a GBP fixed rate of 5.75% to an average euro fixed rate of 4.89%. On November 8, 2006, we also issued a Eurobond of EUR 1 billion maturing in 2017 with a fixed coupon of 4.75%.

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

In the same year, we repurchased 238.9 million shares. We also repurchased 5.2 million shares for a total amount of EUR 33 million to cover share option plans. In addition, we repurchased the special share held by the State of The Netherlands for an amount of EUR 0.48 on December 16, 2005.

In accordance with our regular redemption schedule, we redeemed a total amount of EUR 1,662 million, which consisted of a EUR 204 million syndicated loan, the EUR 333 million global bond 2000 – 2005, the EUR 659 million global bond 2000 – 2005 and the EUR 327 million Convertible bond 2000-2005. We redeemed EUR 40 million of our private loans of which EUR 9 million were early redemptions and redeemed EUR 99 million other loans, of which EUR 38 million early redemptions.

On June 22, 2005, we issued a EUR 1 billion Eurobond with a maturity of ten years and a 4% coupon. As of December 31, 2005, we had temporarily drawn on our credit facility in the fourth quarter of 2005 were an amount of EUR 350 million.

Credit ratings	Our credit ratings on December 31, 2007 were BBB+ with negative outlook from Standard & Poor’s and Baa2 with stable outlook from Moody’s.

Commitments and contingencies	The following table sets forth our contractual obligations over the coming years: Contractual obligations

Amounts due by period
In millions of euro	Total	Less than 1 year	1– 3 years	3 – 5 years	More than 5 years
Debt obligations (excluding financial lease obligations)	11,777	2,294	1,913	2,675	4,895
Derivatives	393	19	110	-	264
Financial lease obligations	69	16	22	23	8
Interest payments	4,172	577	996	714	1,885
Non-current payable	40	-	13	27	-
Trade and other payables (including accrued expenses)	2,684	2,684	-	-	-
Contractual cash flows	19,135	5,590	3,054	3,439	7,052
Capital commitments	367	355	12	-	-
Rental lease contracts	2,800	378	664	575	1,183
Operational lease contracts	236	79	114	27	16
Guarantees	66	5	22	5	34
Purchasing commitments	840	451	310	59	20
Other	11	1	2	2	6
Total commitments	4,320	1,269	1,124	668	1,259
Total	23,455	6,859	4,178	4,107	8,311

Our budgeted 2008 capital expenditures amount to approximately EUR 2 billion. For our All-IP program in The Netherlands we expect additional capital expenditures of approximately EUR 900 million during the roll-out period (till 2010).

On February 5, 2008 KPN announced a EUR 1 billion share repurchase program, to be executed during 2008, but only at a price which enhances value for the remaining shareholders.

KPN Annual Report and Form 20-F 2007	Liquidity and capital resources	83

Liquidity and capital resources

KPN also announced that the percentage paid out as dividend will be 40%-50% of adjusted free cash flow, defined as net cash flow provided by operating activities plus real estate proceeds minus capital expenditures and excluding tax recapture at E-Plus. For further information, see ‘Financial and Dividend Policy’ below.

There are no off-balance sheet arrangements, other than those disclosed in the section titled ‘Commitments, contingencies and legal proceedings’ in the notes to our Consolidated Financial Statements, that have or are reasonably likely to have a material current or future effect on our financial position and results that is material to investors.

For additional information on the above as well as on our debt profile, see ‘Financial Risk Management and Borrowings’ and ‘Commitments, contingencies and legal proceedings’ in our Consolidated Financial Statements.

Available financing sources in 2008

We believe that our working capital and available financing resources will be sufficient to fund our present business requirements, including our budgeted capital expenditures.

Due to German capital maintenance rules, we are required to keep certain funds available at E-Plus. As of December 31, 2007 KPN’s cash position amounted to EUR 1,148 million (including EUR 486 million in non-netted notional cash pools, of which EUR 409 million relate to E-Plus).

In addition to the available cash and cash equivalents, cash flows from operations and cash flows from any further sales of non-core assets, we have the following financing resources available:

EUR 1.5 billion multi-currency revolving credit facility

We have a EUR 1.5 billion multi-currency credit facility maturing on August 2013. The credit facility can be used for general corporate purposes, working capital and refinancing indebtedness. The interest rate margin amounts to 0.175% over Euribor through the fifth anniversary of the agreement and 0.20% thereafter. In the event the total drawings exceed 50% of the total commitment under the credit facility, KPN must pay an additional utilization fee of 0.025%. KPN also must pay a commitment fee over undrawn amounts, which is equal to 30% of the interest rate margin applicable at the time.

As of December 31, 2007, we had temporarily drawn an amount of EUR 800 million under this facility for working capital purposes.

Overdraft facilities

During 2007, we had four uncommitted overdraft facilities with four banks, worth EUR 50 million each. The overdraft facilities may be cancelled at any time and do not have a specified maturity date. In 2007 we drew on one of the facilities from time to time. As of December 31, 2007 there were no amounts drawn under any of the overdraft facilities.

Bilateral backstop facilities

We signed bilateral backstop agreements with three banks for a total amount of EUR 1.25 billion maturing on August 27, 2008. Following the EUR 1.25 billion Eurobond issue on November 6, 2007, all these backstop agreements were terminated.

Global Medium Term Note Program

In April 2007, we updated our EUR 10 billion GMTN program. The available borrowing capacity as of December 31, 2007 under our EUR 10 billion GMTN program (available since April 1997) amounted to EUR 1,402 million. The GMTN program contains no commitment from investors to provide funding to us. Funding will be available subject to market conditions and other factors at the relevant time.

Capital resources covenants

Our existing capital resources contain the following covenants, which could trigger additional financial obligations or early redemption of the outstanding indebtedness:

Our Eurobond 2006-2013 (EUR), Eurobond 2006-2016 (GBP), Eurobond 2006-2017 (EUR), Eurobond 2007-2014 (EUR), Eurobond 2007-2019 (GBP) and Eurobond 2007-2012 (EUR) contain a change of control clause by means of which we may be required to redeem such outstanding bonds early, in the event that (i) certain changes of control occur and (ii) within the change of control period a rating downgrade to subinvestment grade occurs in respect of that change of control. The change of control period ends 90 days after the change of control event occurs.

84	KPN Annual Report and Form 20-F 2007	Liquidity and capital resources

Our Eurobond 2001-2008 (GBP) contains a rating step-up provision which offers each note holder a 0.375% increase in the interest rate for each notch downgrade of our unsecured long-term debt below either Baa2 by Moody’s or BBB by Standard & Poor’s, and a rating step-down provision which results in a 0.375% decrease in the interest rate for each notch upgrade (up to the initial interest rate). Additionally, we may be required to redeem the outstanding notes early, in the event that we consolidate with or merge into another entity (other than a merger of a subsidiary into KPN in which KPN is a continuing corporation) or convey, transfer or lease all or substantially all of our properties and assets to another person or entity without the prior approval of a majority of the note holders; and the rating assigned to the notes after giving effect to any such transaction is lower either than Baa3 (Moody’s) or BBB– (Standard & Poor’s). As of December 31, 2007, the total outstanding amount under this bond amounted to EUR 258 million.

In addition, many of our capital resources contain a covenant prohibiting us to enter into any amalgamation, demerger, merger, corporate restructuring or reorganization, unless prior written consent has been given by a majority of the lenders or noteholders or the resulting company assumes all of our rights and obligations with respect to the loans or notes.

Financial and dividend policy

KPN seeks to ensure that its ratio of net debt to operating result plus depreciation, amortization and impairments remains within the range of 2 to 2.5 times. Furthermore, KPN intends to maintain a minimum credit rating of Baa2 by Moody’s and BBB by S&P. We expect that this financial policy will allow KPN to continue with its policy of accommodating an attractive dividend policy, while maintaining flexibility to grow and invest in its business.

On February 5, 2008 KPN announced an updated mid-term dividend policy, increasing the percentage of annual free cash flow paid out as dividend. The percentage paid out as dividend will increase from 35-50% under the free cash definition as defined in 2007 to 40-50% in the medium term, based on an adjusted definition for free cash flow going forward (> EUR 2.4 billion in 2010). Free cash flow going forward is defined as net cash flow provided by operating activities plus real estate proceeds minus capital expenditures and excluding tax recapture at E-Plus.

Dividend per share is expected to increase from EUR 0.54 in 2007 to EUR 0.80 in 2010, driven by the ‘Back to Growth’ strategy and supported by continued share repurchases. Accordingly, KPN has proposed a cash dividend of EUR 0.54 per share in respect of the year ending December 31, 2007, of which EUR 0.18 was paid out as an interim dividend in August 2007. The proposed dividend will be presented for approval at the Annual General Meeting of Shareholders to be held on April 15, 2008 and, upon approval, paid out shortly thereafter.

Within the context of the financial policy, on February 5, 2008 KPN announced a EUR 1 billion share repurchase program.

These policies may change and are based on a number of assumptions concerning future events and are subject to uncertainties and risks that are outside our control.

Information about market risk

As a result of our international operations, we are exposed to various kinds of market risks in the ordinary course of business. These risks include:

•   foreign currency exchange rate risks;

•   interest rate risks; and

•   other market price risk.

We have established policies that deal with the use of derivative financial instruments in order to reduce foreign currency exposure and to manage our interest rate profile. Our centralized Treasury department matches and manages intercompany and external foreign currency reported by our various business operations and group companies. Hedges are applied on a full coverage basis, when economically feasible. See ‘Financial risk management’.

Derivative financial instruments are used solely for the purpose of hedging underlying exposures. We do not enter into derivative financial instruments for speculative purposes.

KPN Annual Report and Form 20-F 2007	Liquidity and capital resources	85

Liquidity and capital resources

Foreign currency exchange rate risks

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Although KPN acquired iBasis and Getronics during 2007, the risks associated with foreign currency transactions positions arising from operating activities are limited for KPN since operating income and operating expenses are, as a rule, largely denominated within the eurozone. The risk mainly results from settlement of international telecommunications traffic, purchase of goods and equipment and primarily exists of British pound and US dollar exposure (iBasis and Getronics). As a result of currency fluctuations, the value of subsidiaries operating outside the eurozone markets could fluctuate and affect KPN’s balance sheet and equity positions from year to year.

As of December 31, 2007, 99% of our cash and cash equivalents were denominated in euro, with the remainder denominated in US dollar and other currencies.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. As KPN has a mix of financial instruments bearing a floating or a fixed interest rate, KPN is subject to risk from movements in interest rates. An unfavourable interest rate movement would result in additional interest expenses.

With regard to our interest rate risk exposure we review periodically the desired mix of fixed and floating interest rate liabilities. As of December 31, 2007, approximately 73% of our interest-bearing debts were subject to fixed interest rates. We may enter into additional derivative instruments in the future to adjust our mix of fixed and floating interest rate liabilities.

Other market price risk

KPN does not enter into commodity contracts other than for its own use to meet the Group’s expected usage. We have entered into energy contracts for own use with a nominal amount of approximately EUR 60 million.

86	KPN Annual Report and Form 20-F 2007	Liquidity and capital resources

Critical accounting policies and estimates

KPN’s significant accounting policies are set out on pages 129 to 137 of the Consolidated Financial Statements. The preparation of our financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts in our Consolidated Financial Statements.

We base our estimates about the carrying values of assets and liabilities that are not readily apparent from other sources on historical experience, independent valuations and various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the accounting policies and estimates that are most critical in the preparation of our consolidated financial statements and which require subjective or complex judgments from management are the following:

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

•    determining our cash generating units;

•    timing of impairments tests;

•    projecting cash flows for determining recoverable amounts or fair values; and

•    determining discount rates.

Determining cash generating units

Goodwill

Goodwill is allocated to cash-generating units for the purpose of impairment testing. KPN performed preliminary purchase price allocations for Getronics, iBasis and Tele2/Versatel Belgium. With respect to Getronics, goodwill is allocated to the entire Getronics Segment and partly to the Business Segment. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

At December 31, 2007 our total goodwill amounted to EUR 5,781 million. The allocation to cash generating units is shown below.

In millions of euro	2007	2006	2005
Cash-generating unit:
E-Plus	4,041	4,041	4,026
BASE	59	28	28
Mobile Wholesale The Netherlands [2]	63	63	98
Mobile International Other Segment	19	-	-
Consumer Segment [2]	338	195	173
Business Segment [2]	201	64	20
Getronics Segment [1]	770	-	-
Wholesale & Operations Segment [2,3]	277	178	252
Other	13	-	14
Total goodwill	5,781	4,569	4,611

- of which held for sale	-	-	-40
Balance as of December 31	5,781	4,569	4,571

1) The Getronics Segment consists of the following cash generating units: the America’s (including North America, Canada and Latin America), Benelux (including The Netherlands, Belgium and Luxembourg), the United Kingdom and the Rest of the World. Goodwill is allocated to this group of cash generating units.

2) By applying IFRS 8, goodwill is reallocated following the new reporting segments based on the relative fair values.

3) IBasis is regarded as a separate cash generating unit within the Wholesale & Operations Segment.

Other long-lived assets
In accordance with IFRS, we assess the impairment of intangible fixed assets (such as our licenses) and property, plant and equipment at the lowest cash generating unit. For the majority of our assets we determined that the segment level is the lowest cash generating unit. Assets to retire or to sell are tested separately.

KPN Annual Report and Form 20-F 2007	Critical accounting policies and estimates	87

Critical accounting policies and estimates

Timing of impairment tests

Goodwill

Goodwill is tested on an annual basis, or upon a triggering event (see ‘Other long lived assets’).

Other long-lived assets

In accordance with IFRS, we assess the impairment of intangible fixed assets (such as our licenses) and property, plant and equipment upon a triggering event. Factors that we consider important, which could trigger an impairment review, include the following:

•   significant declines in the asset’s market value, more than would be expected as a result of the passage of time or normal usage;

•   significant changes in the manner of use of the assets or the strategy for our overall business;

•   significant underperformance relative to historical or projected future operating results;

•   regulatory developments affecting our business;

•   significant adverse industry or economic trends; and

•   significant obsolescence or physical damage of an asset.

When one or more of the above indicators of impairment exist, we review the recoverability of the carrying value of the assets.

Projecting cash flows

For the determination of recoverable amounts, we start with the fair value less cost to sell approach as the primary estimate. These estimates are susceptible to change from one period to the next because they require management to make assumptions about future cash flows from sales, purchases and other expenditures. In estimating future sales, we use our internal projections, which are developed based on our strategic plan for existing and new product offerings and expected average revenues per user, and customer base growth. Estimates of our future purchases and other expenditures are developed based on our expected levels of revenue growth, the timing of the building and maintenance of our networks and potential changes in governmental regulations and requirements. The judgments underlying our projections can vary significantly from year to year due to economic or market conditions, technological advances, changes in the business or regulatory environment, or other factors outside our control. If our projections of cash flows change as a result of these factors we may have to recognize additional impairment charges on goodwill, licenses and other long-lived assets. In certain cases we involve a third party valuation specialist (Duff & Phelps) to support us in estimating the underlying fair value taking into account market comparisons and recent transactions. In addition to the use of independent valuation firms, the Company performs internal valuation analysis and considers market information that is publicly available.

If the fair value less cost to sell of the cash generating unit is lower than the carrying amount of the assets involved, we additionally evaluate value in use using the specific guidance on determination of cash flows included in IAS 36.

If the recoverable amount of the cash generating unit is lower than the carrying value of the assets involved an impairment should be recognized.

Determining discount rates

We determine the discount rate based on the time value of money, taking into account the risks specific to the cash generating units. In determining the discount rates we make use of market data for comparable companies and we involve Duff & Phelps as a valuation specialist to support us in estimating the discount rates.

Sensitivities
We recognized the following impairment charges on our goodwill and other fixed assets in the years 2007, 2006 and 2005:

88	KPN Annual Report and Form 20-F 2007	Critical accounting policies and estimates

In millions of euro	2007	2006	2005
Total impairments on goodwill	-	1	40
Total impairments on licenses and other intangibles	20	2	4
Total impairments and retirements on property, plant and equipment	14	36	34
Total impairments on financial fixed assets and non-current receivables	0	0	11
Total impairments	34	39	89

At December 31, 2007 the carrying value of the E-Plus related assets amounted to EUR 8,691 million (2006: EUR 9,214 million). Based on our impairment analyses using a discount rate of 8% after tax, our conclusion was that there was no need for an impairment adjustment.

We also performed sensitivity analyses by using 1) a higher discount rate of 9.0% and by using 2) 10% less cash flows in our projections. Each of these scenarios would individually not lead to an impairment.

Useful lives of long-lived assets and valuation of acquired assets

Useful lives of long-lived assets

Long-lived assets, consisting primarily of property, plant and equipment and intangibles, comprise a significant portion of our total assets. Changes in our intended use of these assets, technological development and market conditions may cause the estimated period of use or the value of these assets to change. We perform internal studies on an annual basis to confirm the appropriateness of our estimates of the economic useful lives for each category of property, plant and equipment and other long-lived assets. In determining the initial and remaining estimated useful life of a fixed asset, management estimates: 1) the physical life of the asset; 2) the technological life of the asset; 3) the lives for similar productive assets; and 4) the expected period that benefits will be derived from the asset. The foregoing estimates and assumptions are inherently uncertain and subject to change, including as a result of factors outside our control. If the estimated useful life is shortened, we depreciate or amortize the remaining value of the asset over the revised remaining life of the asset. Likewise, if the anticipated technological or other changes occur more slowly than expected, the life of the group could be extended based on the life assigned to new assets added to the group. This could result in a reduction of depreciation and amortization expense in future periods. Our estimates of useful lives affect the amount of gains or losses reported on the disposal or retirement of long-lived assets. We recognized the following results on disposals or retirement of fixed assets:

In millions of euro	2007	2006	2005
Impairments due to retirement of PP&E	14	36	34
Gains on sale of PP&E	96	32	18
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

In certain cases we involve a third party valuation specialist (Duff & Phelps) to support us in estimating the fair values of the acquired companies’ tangible and identifiable intangible assets and liabilities.

KPN Annual Report and Form 20-F 2007	Critical accounting policies and estimates	89

Critical accounting policies and estimates

Income taxes

As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing the recognition and measurement of carry forward losses and temporary differences resulting from different treatment for tax purposes compared to IFRS, such as the valuation of our tangible fixed assets and provisions. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is more likely than not we recognize a deferred tax asset. To the extent the likelihood of a recovery of deferred tax assets changes, we include an expense or a gain within the tax charge in our Income Statement for the relevant period. Significant management judgment is required in the valuation of our deferred tax assets. For example, a 1% lower estimated growth of revenues at E-Plus would have resulted in a EUR 130 million lower deferred tax asset at December 31, 2007. Conversely, a 1% higher estimated revenue growth at E-Plus would have resulted in a EUR 590 million higher deferred tax asset at December 31, 2007. We consider future taxable income projections, historical results, ongoing tax planning strategies and limitations on the use of carry forward losses in assessing the recoverability of deferred tax assets. We may need to adjust the valuation of our deferred tax assets in the event that actual results differ from these estimates, tax planning strategies fail to materialize or limitations on the use of carry forward losses become applicable. In addition, we may need to adjust the valuation of our deferred and current tax assets and liabilities due to future changes in income tax laws and due to results from final review of our tax returns by tax authorities.

The adjustment of the valuation of our deferred and current tax assets and liabilities, amongst others, due to the events and factors mentioned above, could materially impact our financial position and results of operations.

Pensions and other post-retirement benefits

Retirement benefits constitute a current cost of our normal business operations but represent obligations that will not be definitively settled until far in the future. KPN has two main pension plans: Stichting Pensioenfonds KPN and Stichting Ondernemingspensioenfonds KPN. KPN provides pension benefits for most of its employees. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country, the benefits generally being based on the employees’ remuneration and years of service. Such benefits are provided under defined contribution or defined benefit plans. Active Getronics employees in The Netherlands are members of the “Stichting Voorzieningsfonds Getronics” (SVG) besides some smaller groups of employees. Pension costs are determined by actuarial valuations. These valuations include various assumptions, such as employee turnover, discount rate, mortality, retirement age, expected return on plan assets, future wage increases and related indexation of the benefits. These assumptions are normally updated on an annual basis at the beginning of each year. Actual circumstances may vary from these assumptions, giving rise to a different pension liability, which could result in an additional gain or loss in our Consolidated Income Statement.

Changes in the related pension benefit costs may occur in the future due to changes in assumptions. The key assumptions used in computing our fiscal year 2007 pension benefit cost were a 4.7% discount rate, 6.2% expected return on plan assets and a 2.5% future wage increase (for the plan with the largest obligation, Stichting Pensioenfonds KPN). In 2007 our pension costs, including costs for the Social Plan 2001, amounted to EUR 100 million (in 2006 EUR 116 million, compared to EUR 95 million in 2005). Our pension benefit cost is expected to increase to approximately EUR 133 million in 2008, primarily the result of the acquisition of Getronics. A decrease in the discount rate of 1.0% point would result in EUR 200 million pension cost for 2008.

Provision for litigation and contingencies

We exercise considerable judgment in recording our accrued liabilities and our exposure to contingent liabilities related to pending litigation or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation as well as other contingent liabilities. We are a party to lawsuits, claims, investigations, and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. We review the current status of any pending proceedings with our legal counsel on a quarterly basis. Judgment is used in assessing the likelihood that a pending claim will succeed or a liability will arise and to quantify the possible range of the final settlement. In determining whether provisions are required with respect to pending or threatened litigations, management reviews the following: 1) period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; 2) degree of probability of an unfavorable outcome; and 3) ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, we recognize any loss that we consider more likely than not and reasonably estimable as of the balance sheet date. Actual results may differ materially from estimates.

90	KPN Annual Report and Form 20-F 2007	Critical accounting policies and estimates

Financial instruments

We believe the following estimates are critical:

•   determination of hedge effectiveness; and

•   determination of fair value.

For further details, see ‘Financial Risk Management’ in the Financial Statements.

Recent accounting pronouncements

Following is a short description of new accounting standards that will be effective in 2008:

•   IFRS 8 ‘Operating Segments’ introduces the ‘management approach’ to segment reporting, whereby segment reporting is based on internal management reporting and replaces IAS 14. IFRS 8 aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. IFRS 8 which KPN early adopted in 2007, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker (CEO) in order to assess each segment’s performance and to allocate resources to them;

•   revised IAS 23 ‘Borrowing Costs’ removes the option to expense borrowing costs and requires that an entity capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for the Group’s 2009 financial statements and will constitute a change in accounting policy for the Group. KPN will not early adopt IAS 23. KPN is investigating the impact of applying IAS 23 on the consolidated financial statements;

•   IFRIC 13 Customer Loyalty Programmes addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group’s 2009 financial statements, is not expected to have any material impact on the consolidated financial statements;

•   IFRIC 14 ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements (MFR) on such assets. IFRIC 14 will become mandatory for the Group’s 2008 financial statements. IFRIC 14 is not expected to have material impact on the consolidated financial statements. Reference is made to note [22] to the Consolidated Financial Statements (‘Provisions for retirement benefit obligations’); and

•   we believe that other interpretations and standards (such as IFRIC 11, IFRS 2 ‘Group and Treasury Share Transactions’, IFRIC 12 ‘Service Concession Arrangement’ which will become mandatory for the Group’s 2008 financial statements), will have no material impact on the consolidated financial statements.

KPN Annual Report and Form 20-F 2007	Critical accounting policies and estimates	91

Corporate Social Responsibility

We are conscious of the responsibilities that go with our position as a leading service supplier in The Netherlands. Our aim is to be the best service supplier in The Netherlands. Such an aim requires not only excellence in the services we provide our clients and toward those who work for us, but also excellence in our dealings with those directly affected by us and toward society as a whole.

We have given full details of all the socially oriented activities we undertook in 2007 in the KPN 2007 Sustainability Report. We feature below a summary of the CSR report.

Goal and strategy – Corporate Social Responsibility

Contact. Nothing could be more important. People want to see, feel, smell, speak, touch and embrace each other but sometimes distance makes that impossible. KPN has been helping people bridge distances for 125 years. We have made it our core business. But KPN wants to do more than just that.

KPN’s Corporate Social Responsibility (CSR) strategy was revisited in 2007 and aligned with the preceding year’s strategic reorientation. If CSR is to be truly successful, it needs to correspond to our core activity: enabling and promoting contact between people. In a world where the virtual world is changing the real world so fast, this key role becomes even more essential. Especially when important groups fail to make contact or fail to continue to do so in a way that keeps up with the times, KPN is dedicated to play a role in resolving this ever-growing dilemma.

It is also clear that KPN has an important role to fulfill in another major issue facing The Netherlands, the ever-growing traffic congestion. The Dutch highway and railroad networks, among the most heavily used in the world, are stretched to capacity. KPN has the tools and the determination to help solve this fundamental issue of mobility.

A third social issue touches the heart of our operations: energy and climate policy. Here, too, we wish to take measures that are in keeping with our position as one of the larger electricity consumers in The Netherlands.

At the close of 2007, these considerations led us to develop a three-pillar approach to CSR. The three pillars reflect the values that we as a Dutch corporation stand for, what we are proud of, why our personnel are proud of the company they work for, and what others affected by us can expect from us. The three pillars are:

1.   People connected;

2.   Keeping The Netherlands on the move; and

3.   Responsible energy use.

1   People connected

In this new world of internet, mobile phones and a fast-emerging knowledge economy, not all people are connected. Opinion leaders, researchers and social organizations have identified a group of people they term disconnected, and who therefore lack access to education, facilities and services. This can result in isolation. Part of this group has remained disconnected out of choice but there are others who want to get connected but cannot because they lack the means or they do not know how to. KPN has set up a program for these groups that is scheduled to be rolled out over the coming years via the Mooiste Contact Fonds, the Great Contacts Fund.

Our updated CSR strategy calls for KPN not only to facilitate contact between people in general, but also to specifically bring all the people within our company in every department and at every level into contact with each other, and to bring KPN personnel into contact with groups in our society for whom – whether by reason of age or illness – contact is difficult. We are proud to report that we made a start with the Mooiste Contact Fonds in 2007. This Fund encapsulates a core message that states that contact is a vital necessity in our lives, that must be easily accessible to all.

Over the coming year the Fund, working together with other organizations, will support two projects. The support will consist of not just of financial support, but also manpower. Over the coming year, some 1,100 current and 150 retired KPN employees will help people in two target groups, senior citizens and chronically sick children, make contact with their loved ones, their school and their surroundings. Together with a charitable organization serving the senior citizens’ community, Nationaal Fonds Ouderenhulp, KPN will equip its own KPN Contact Bus. The bus plans to visit 225 locations in The Netherlands to help senior citizens develop stronger ties with society. The program involves exploring with them the contact opportunities offered by new media. In addition, for senior citizens who have expressed an interest, a simplified KPN first steps on the internet website will offer internet training that encourages them to access the Internet on their own.

For long-term, chronically sick children unable to attend school, KPN’s Fund finances and develops resources that allow children suffering from a long-term illness to keep up with the curriculum and keep in touch with their classmates, both of which are of prime

92	KPN Annual Report and Form 20-F 2007	Corporate Social Responsibility

importance for a child’s social and emotional development. KPN supports this not just financially but also by providing manpower and technical skills to enable tailormade solutions. KPN intends to work in this area with the Ziezon Foundation, a nationwide network dealing with education and illness that supports, advises and informs schools.

KPN is already familiar with this target group. Last year, KPN donated money to the Ronald McDonald Children’s Fund. The fund received part of the proceeds of special fund-raising activities organized by staff. Part of KPN’s New Year’s Gift was also donated to the fund. Moreover, KPN provided the fund with manpower and expertise, for instance to develop the fund’s new website.

KPN sees children’s education and development as a matter of great social importance and makes a point of investing in them. Our support is targeted at the teaching profession, parents and children. Combining pleasure with professionalism, KPN once again made major efforts to support Stichting Mijn Kind Online (MKO) this year. This ‘children and media’ knowledge center was founded by KPN in 2006 and operates a website developed in cooperation with the parents’ organisation Ouders Online. The foundation, hailed by the EU as an ‘established initiative on enhancing children’s media literacy’, is devoted to providing parents, teachers and children with improved information about the possibilities of traditional and new media and their safe use. We intend to continue supporting MKO throughout 2008.

MKO also prepared in 2007 a high school teaching kit on cybersex and romance whose purpose was to get teenagers to think about their own sexual boundaries and those of others. The free kit is a sequel to the successful ‘InternetSOA.nl’ campaign – (SOA being the acronym in Dutch for sexually transmissible diseases) that was released in summer 2006. In September, MKO launched TimeSlot, a free program that parents can use to track and control the time their children spend on the computer. Finally, MKO promotes the quality of media for children by reviving the Gouden@penstaart (Golden @-sign) award for the best children’s website.

To help make the internet a safer place for children, KPN provides financial aid to Meldpunt Kinderporno, to which child pornography can be reported. It is also actively involved in developing ways to tackle child pornography on the internet more effectively. Children are extremely vulnerable and deserve constant protection from excesses like these in our society. Protection can also be provided using the new interactive TV product that provides parents and teachers with a special code to block certain shows.

KPN also gave in 2007 support to a number of organizations working outside The Netherlands, such as the Johan Kooij Fellowship that promotes the use of ICT by children in developing countries. In addition to passing on knowledge by giving training to ICT trainers in developing countries, the Fellowship supports the Global Teenager project, in which high school students from different countries are allowed to network on the internet.

2 Keeping The Netherlands on the move

Neither the economy nor the environment benefit from the many automobiles used by millions of Dutch people for their five days a week commuter journey. This has become a problem which is almost impossible to solve. Nevertheless, KPN is willing to be a part of the solution.

KPN has targeted mobility as one of the three pillars of its CSR strategy: keeping The Netherlands on the move. KPN implements this strategy by adopting a pro-active mobility policy for its staff and by stimulating public debate on the topic. 2007 saw KPN rapidly taking the lead in this area with its HR policy that stimulated and supported teleworking by its personnel. Its policy outline document on the subject, Telewerken Thuis, is now part of KPN’s collective bargaining agreement. The document sets out measures that provide financial support for teleworking and working from home, but more importantly, it describes how both management and staff attitudes need to change to make the policy a success.

In addition, an important start has been made with the active development of products and services that stimulate teleworking and make this possible for KPN’s business customers. In 2007, at KPN’s initiative, the very first parking lot along a frequently congested highway was equipped for wireless working. Business people parking there can escape the congestion and e-mail, send orders and telephone at their leisure whilst remaining in their vehicles.

3 Responsible energy use

We are highly aware that an organization of our size and in our business consumes a great deal of energy. Climate change and scarcity of conventional energy resources compel reduction. We hail the targets coming from the government and wish to be one of the first amongst the country’s top listed companies to achieve these targets. Once again, therefore, we were one of the prime movers in the ‘Task force on energy’, an organization linking European telecommunications companies that exchange information and experience in the

KPN Annual Report and Form 20-F 2007	Corporate Social Responsibility	93

Corporate social responsibility

area of energy saving. In 2007 our technicians continued to receive training to make their driving style safer and more energy-efficient. The make-up of our leased vehicle fleet has been altered in the interests of greater fuel-efficiency.

KPN wants to be leading in The Netherlands in saving energy and in the reduction of C02 in and through the use of ICT. Services as ‘ADSL’ and ‘teleconferencing’ make teleworking possible and contribute to the reduce the large number of traffic jams. In addition the services and cyber centers of KPN become more and more efficient in saving energy. Within the company the employees of KPN also use teleworking and teleconferencing in an increasing way.

KPN economizes, where possible, its own use of energy. The results of this saving of energy in 2007 are:

•   42 GWh which is equal to 7% saving energy in the fixed and mobile networks; and

•   innovating developments in the cooling of ‘Cyber Centers’ (‘Kyoto cooling’) and in the use of city cooling.

The complete use of electricity by KPN grows through the growth of cyber centers. This increase is due to the fact that clients of KPN accommodate their ‘ICT’ within KPN. This growth is thereby not an absolute growth of energy in The Netherlands, but a transposition of it. This is admitted by the Ministry of Economic Affairs who preferred the Cyber center of KPN because of its quality and sustainability.

In 2008, KPN intends to:

•   save 28 GWh electricity in the fixed and mobile networks;

•   improve the efficiency of energy in the Cyber centers (and make it measurable); and

•   increase and promote the use of services who reduce traffic.

Code of Conduct	For details of the Code of Conduct, please refer to ‘Risk Management’.

Supply chain responsibility

As we noted in our CSR Report, KPN does not itself manufacture equipment or products but purchases these. In order to promote greater sustainability across the supply chain, KPN is increasingly assessing its suppliers on the basis of the work conditions of their staff and their use of energy-efficient manufacturing procedures.

Staff policy

In 2007, KPN further refined the staff policy that came into force in January 2006. Keywords were individual freedom and scope for personal growth. The challenge was to keep staff motivated despite further headcount reductions this year.

94	KPN Annual Report and Form 20-F 2007	Corporate Social Responsibility

Corporate governance

Developments in 2007	Compliance with the Dutch Corporate Governance Code

We have pursued a consistent policy of compliance with the Dutch Corporate Governance Code (the ‘Dutch Corporate Governance Code’) that was published by the Tabaksblat Committee on December 9, 2003.

The Dutch Corporate Governance Code has its statutory basis in Book 2 of the Dutch Civil Code and applies to companies with their registered office in The Netherlands whose shares are listed on a stock exchange either domestically or abroad. The Dutch Corporate Governance Code is based on the apply-or-explain principle and defines a company as a long-term form of collaboration between the various parties involved. The Board of Management and the Supervisory Board have overall responsibility for considering the interests, generally with a view to ensure the continuity of the enterprise. In doing so, the Company endeavors to create long-term shareholder value and the Board of Management and Supervisory Board should take account of the interests of the different stakeholders.

We support the principles of the Dutch Corporate Governance Code and we are almost fully compliant with its best practice provisions. It should be noted that we do not fully apply provisions II.2.2 (if the Company, notwithstanding best practice provision II.2.1, grants unconditional options to management board members, it shall apply performance criteria when doing so and the options should, in any event, not be exercised in the first three years after they have been granted), II.2.6 (a management board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the Company has not appointed a compliance officer, to the chairman of the supervisory board), III.7.3 (containing a similar rule for Supervisory Board members) and II.2.7 (the maximum remuneration in the event of dismissal is one year’s salary (the ‘fixed’ remuneration component)).

We do not apply provision II.2.2 in full on the options we granted to Mr. Scheepbouwer. We agreed with him, at the time of his appointment, that our Supervisory Board could annually grant him unconditional options. As contractually agreed at the time of appointment, these stock options are not linked to performance. We do, however, apply provision II.2.1 (options to acquire shares are a conditional remuneration component, and become unconditional only when the management board members have fulfilled predetermined performance criteria after a period of at least three years from the grant date) to our other members of the Board of Management. On November 6, 2007, the General Meeting of Shareholders approved the arrangement that Mr. Scheepbouwer, from 2008 and onwards, will be entitled to a long term incentive package based on remuneration in shares, replacing all his annual long term incentive entitlements from 2008 and onwards. For further information, see ‘Remuneration and Organizational Development Report’. Furthermore, under the same premise that existing rights should be respected, Mr. Blok and Mr. Miller will receive more than one year’s (‘fixed’) salary, contrary to provision II.2.7. Mr. Blok will receive one year’s full salary (including short term bonus), whereas Mr. Miller will receive two year’s fixed salary, including insurance and pension allowances. Both agreements correspond to the arrangements that were in place before they joined the Board of Management.

Under provisions II.2.6 and III.7.3, we require our members of the Supervisory Board and Board of Management to inform the compliance officer only once every year of their shareholdings in Dutch listed companies (other than KPN) rather than every quarter. We do not believe that there is any merit in informing the compliance officer on a more regular basis, as it does not address the real issue at stake, being that the members of these boards should dedicate sufficient time to their primary function and should not have conflicting interests. Besides, it only increases the administrative burden on both the members of these boards as well as on the compliance officer. Our position vis-à-vis all best practice provisions is available on our website, www.kpn.com, under the section Investor Relations, Corporate Governance and Risk Management and Internal Control.

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

KPN Annual Report and Form 20-F 2007	Corporate governance	95

Corporate governance

Other corporate governance requirements

We are listed on the New York Stock Exchange (‘NYSE’) and qualify as a foreign private issuer under the NYSE stock exchange rules. As such we need to disclose significant differences between NYSE’s corporate governance requirements for U.S. issuers and our corporate governance practices in The Netherlands. An overview disclosing these differences is available on our website, www.kpn.com, under the section Investor Relations, Corporate Governance and Risk Management and Internal Control. In addition, on March 22, 2007, we affirmed to the NYSE without qualification that we have an Audit Committee meeting the requirements of SEC rule 10A-3 under the Securities Exchange Act of 1934, as amended.

We are also listed on Euronext Amsterdam, the London Stock Exchange and the Frankfurt Stock Exchange.

On December 17, 2007, KPN announced its intention to delist its American Depositary Receipts (‘ADR’s’) from the NYSE and to delist its ordinary shares from the London Stock Exchange and the Frankfurt Stock Exchange. KPN expects to complete the delistings in the first quarter of 2008. KPN also will deregister under the U.S. Securities Exchange Act of 1934, as amended.

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

As of December 31, 2006, listed companies are obliged to incorporate information about the corporate structure of the company. None of our shareholders possess special rights and there are no restrictions applicable to the exercise of voting rights. For further information, please see ‘Share capital’ under ‘Shareholders’ rights, and ‘Restrictions on non-Dutch shareholders’ rights’.

Our existing capital resources contain covenants, such as change of control clauses or covenants prohibiting us from entering into any amalgamation, demerger, merger, corporate restructuring or reorganization. This could trigger additional financial obligations or early redemption of outstanding indebtedness. For details of our capital resources covenants, please see ‘Liquidity and capital resources – Capital resources covenants’.

The Dutch Financial Supervision Act (Wet op het financieel toezicht (Wft)) came into effect on December 31, 2006. Since then, The Netherlands Authority for the Financial Markets (AFM) has supervised the financial reporting by Dutch listed companies for financial years starting on or after January 1, 2006.

On January 1, 2007, new Dutch legislation came in place to facilitate, among others, decision-making by electronic means of communication at general meetings of shareholders. KPN strongly supports the involvement of its shareholders and has a principally positive stance towards services that support this involvement. This new legislation has been incorporated in our Articles of Association. The Articles were last amended on May 3, 2007.

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

96	KPN Annual Report and Form 20-F 2007	Corporate governance

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

Committees of the Supervisory Board

Three committees assist the Supervisory Board: an Audit Committee, a Remuneration and Organizational Development Committee and a Nominating and Corporate Governance Committee. The committees, which consist of members of the Supervisory Board, report their findings to the Supervisory Board, which is finally responsible for all decision making. The committees themselves are not empowered to make decisions. The activities of the committees are governed by written charters, available on our website www.kpn.com under the section Investor Relations, Corporate Governance.

Audit Committee

The Audit Committee’s task is to supervise, in particular, the quality of the accounting and financial reporting practices, including quarterly and annual reporting, accounting and financial reporting policies and procedures, the quality of the internal control system and internal audit function, the independent external audit of the Financial Statements, the performance and evaluation of the external auditor and the compliance with relevant legislation and regulations. The task of the Audit Committee in the area of financial reporting and accounting practices is to provide reasonable assurance that the financial disclosures prepared by management adequately reflect KPN’s financial condition, results of operations, cash flows and long-term commitments. All members of the Audit Committee are independent within the meaning of Rule 10A-3 and for purposes of the listing standards of the NYSE as they are applicable to KPN. For a discussion of the activities of the Audit Committee in 2007, see the ‘Report by the Supervisory Board’.

Remuneration and Organizational Development Committee

The task of the Remuneration and Organizational Development Committee is to assist the Supervisory Board regarding the development and appropriate application of remuneration policies for our Board of Management, including the remuneration of the members of the Board of Management for the coming year; the individual bonuses of members of the Board of Management on the basis of the policy framework for performance related pay, achieved targets and goals; allocation policies for options and shares (to members of the Board of Management and to other KPN senior management) and the conditions under which options and shares are granted; and the remuneration of members of the Supervisory Board for submission to the Supervisory Board and to the General Meeting of Shareholders. For a discussion of the activities of this committee in the year under review, see the ‘Report by the Supervisory Board’.

Nominating and Corporate Governance Committee

The task of the Nominating and Corporate Governance Committee is to assist the Supervisory Board with respect to the nomination of the Board of Management and the Supervisory Board and the oversight of development policies for senior management, as well as the Company’s corporate governance policies. For a discussion of the activities of this committee in the year under review, see the ‘Report by the Supervisory Board’.

Board of Management

The Board of Management, supervised and advised by the Supervisory Board, manages our strategic, financial and organizational matters and appoints senior managers. The Supervisory Board appoints and discharges members of the Board of Management and establishes their individual remuneration within the boundaries of the remuneration policies approved by the Annual General Meeting (see the ‘Remuneration report’ below for more detailed information on remuneration) and the recommendations by the Remuneration and Organizational Development Committee. On the basis of the Dutch Civil Code, our articles of association and the by-laws of the Board of Management, certain decisions of the Board of Management require the approval of the Supervisory Board. These decisions include approval of the annual plan and budget, approval of resolutions that exceed certain thresholds, expanding the business materially affecting the existing business and the closing of any business if this results in a material change for a considerable number of employees. A complete overview of such decisions is included in the by-laws of both our Supervisory Board and Board of

KPN Annual Report and Form 20-F 2007	Corporate governance	97

Corporate governance

Management which are available on our website www.KPN-corporate.com under the section Investor Relations, Corporate Governance. The by-laws of the Board of Management were most recently updated in 2005.

Our Board of Management consists of five members: the Chairman of the Board, the Chief Financial Officer, and the Managing Directors of the different segments.

The current members of our Board of Management are:

Name	Date of birth	Position	Appointed on
A.J. Scheepbouwer	July 22, 1944	Chairman of the Board and Chief Executive Officer	November 1, 2001
M.H.M. Smits	September 14, 1961	Member of the Board and Chief Financial Officer	August 9, 2004, September 11, 2004 respectively
E. Blok	August 3, 1957	Member of the Board and Managing Director Business Segment, Getronics Segment and Wholesale & Operations Segment	June 1, 2006
S.P. Miller	September 6, 1958	Member of the Board and Managing Director Mobile International	June 1, 2006
J.B.P. Coopmans	February 9, 1965	Member of the Board and Managing Director Consumer Segment	September 11, 2006

Mr. A.J. Scheepbouwer was appointed Chairman of our Board of Management and Chief Executive Officer on November 1, 2001. His employment contract terminates on July 1, 2011. From 1976 to 1988, Mr. Scheepbouwer was President of the Airfreight division of Pakhoed Holding N.V. (Pandair Group). In 1988, he was appointed as Managing Director of PTT Post, then part of the Dutch national post and telecommunications operator, Koninklijke PTT Nederland N.V. In 1992, Mr. Scheepbouwer joined the Board of Management of Koninklijke PTT Nederland N.V. In June 1998, the mail, express and logistics activities were demerged from Koninklijke PTT Nederland N.V. and incorporated as a separate company, TPG N.V., of which Mr. Scheepbouwer became Chief Executive Officer. From June 1998 until September 9, 2001, he was a member of our Supervisory Board. He is currently chairman of the Supervisory Board of Havenbedrijf Rotterdam N.V., chairman of the Supervisory Board of Medisch Centrum Rijnmond-Zuid, and a member of the Supervisory Board of, and an investor in, RFS Holland Holding B.V.

Mr. M.H.M. Smits was appointed member of the Board of Management on August 9, 2004 and has been the Chief Financial Officer since September 11, 2004. He is former member of the Board of Management and Chief Financial Officer of Vendex KBB N.V. Before that he had held various (financial) management positions at Unilever. He is currently a member of the Supervisory Board of Delta Lloyd N.V. and a member of the Supervisory Board of Euronext N.V.

Mr. E. Blok was appointed as a member of the Board of Management on June 1, 2006 and was responsible for our Fixed division until January 1, 2007. Since that date he has been responsible for our Business Segment and Wholesale & Operations Segment in The Netherlands, and as from October 2007 for our Getronics Segment. Mr. Blok joined KPN in 1983 and had held various management positions, including positions as director of KPN’s departments Carrier Services, Corporate Networks and Fixed Net Operator, and he was responsible for Corporate Strategy & Innovation. Most recently he was Chief Operating Officer for our Fixed division. He was previously, from April until December 2004, a member of our Board of Management. Mr. Blok is a member of the Supervisory Board of Getronics N.V., a member of the Advisory Board of New Venture, a member of the Board of ICT-Office and non executive member of the Board of iBasis.

Mr. S.P. Miller was appointed as a member of the Board of Management on June 1, 2006. Until January 1, 2007, he was (as Managing Director of our Mobile division) responsible for all our mobile activities in The Netherlands, Germany, Belgium and abroad. Since that date he is responsible for all our Mobile International activities (outside The Netherlands), as well as all our mobile wholesale activities in The Netherlands. Mr. Miller held various senior management and positions in the (pay)television, media and IT industry in South Africa and Europe, including M-Net (South-Africa), MIH (The Netherlands/South-Africa), Nethold (The Netherlands), Vesta (South-Africa) and Leaderman (Belgium/Luxembourg). In November 1998, he was appointed CEO of KPN Orange, now BASE. Since then he has held various positions in KPN’s mobile activities, including those of CEO of KPN Mobile The Netherlands

98	KPN Annual Report and Form 20-F 2007	Corporate governance

and KPN Mobile International, and member of the Board of Management of KPN Mobile N.V. and Hutchison 3G UK Ltd. In May 2005 he was appointed CEO of KPN’s international mobile activities, E-Plus and BASE. He currently is chairman of the Supervisory Board of E-Plus and chairman of the Board of BASE.

Mr. J.B.P. Coopmans was appointed as a member of the Board of Management on September 11, 2006. As of January 1, 2007, he is responsible for our Consumer Segment in The Netherlands. Mr. Coopmans has held various (commercial) management positions at Unilever. In 1998 he was appointed Managing Director of DiverseyLever. In September 2000 he was appointed chairman of the Board of IgloMora and as of 2004 he was chairman of the Board of Unilever de Mexico.

The business address of each of the members of the Board of Management is Maanplein 55, 2516 CK, The Hague, The Netherlands.

Controls and procedures statement under the Sarbanes-Oxley act
For this statement, please see ‘Risk Management’. Auditor

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

In 2007 and 2006, total fees from PricewaterhouseCoopers, our external auditor, amounted to:

Amounts in millions of euro	2007	2006
Audit fees	16.0	15.8
Audit-related fees	3.2	3.6
Tax fees	0.1	0.0
All other fees	0.0	0.1
Total	19.3	19.5

The audit fees include the aggregate fees in each of 2007 and 2006 for professional services rendered for the audit of our annual financial statements and annual statutory financial statements of subsidiaries or services that are normally provided by the auditor in connection with the audits and regulatory filings or engagements for those financial years. The audit fees include fees for the audit of internal control over financial reporting with respect to the Sarbanes-Oxley Act. The 2007 audit fees include an amount of EUR 4.3 million in relation to new entities acquired (Getronics and iBasis) as well as extra work in relation to Sarbanes-Oxley for 2006 that is not included in the 2006 audit fees. The audit-related fees include the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under audit services. This includes due diligence and assurance services related to potential acquisitions as well as IT related assurance services. The tax category mainly includes tax compliance services. Other fees relate to permitted services not included in the above categories.

Shareholders’ rights	Share capital

Our authorized capital stock totals EUR 1,440,000,000, divided into 3 billion ordinary shares of EUR 0.24 each and 3 billion Class B preferred shares of EUR 0.24 each. As of December 31, 2007, a total of 1,843,482,213 ordinary shares had been issued.

In December 2005, as part of the sale of a large part of its shareholding, the State of The Netherlands disposed of the special share it previously held in KPN. We acquired the special share for its nominal value of EUR 0.48, as provided for in the articles of association. The Annual General Meeting of Shareholders on April 11, 2006, approved the proposal to amend our articles of association to, among other things, delete the concept of the special share and to convert the special share into two ordinary shares of EUR 0.24 each.

KPN Annual Report and Form 20-F 2007	Corporate governance	99

Corporate governance

Dutch laws prohibit us to cast a vote on shares we hold. The ordinary shares and Class B preferred shares carry the right to cast one vote each. For a description of the preferred shares, please see ‘The foundation preference shares B KPN’. The ordinary shares are registered or payable to bearer. Shareholders may request the Company to convert their registered shares to bearer shares but not vice versa. The General Meeting of Shareholders has authorized the Board of Management to issue new shares, which authorization was valid until October 11, 2007. Under Dutch law, the holders of ordinary shares generally have preemptive rights on the issue of new ordinary shares.

Purchase of shares in the company’s own capital

The shareholders have authorized our Board of Management (until October 17, 2008) to purchase shares in the Company’s own capital at a price of not less than EUR 0.01 and not more than the stock market price plus 10%. The stock market price is defined as the average of the closing prices in the five days of trading preceding the date of purchase. Any such purchase requires the approval of the Supervisory Board. Votes may not be cast on purchased shares and they do not count towards determining the number of votes required at a General Meeting of Shareholders. We may only purchase shares in our own capital if the shares are fully paid-up and the distributable part of the shareholders’ equity is at least equal to the purchase price. We may not acquire or hold more shares with an aggregate nominal value exceeding 10% of our issued capital, plus 14,076,000 shares we already held before April 17, 2007 in our own capital.

During 2007, KPN repurchased 125.6 million shares at an average price of EUR 11.94 for a total amount of EUR 1.5 billion. During 2007, a total of 85.1 million ordinary shares which were acquired in 2007 were cancelled. The number of outstanding shares amount to 1,843,482,213, representing a 26.1% reduction of outstanding shares since the start of share repurchases in March 2004.

Issuer purchases of equity securities

Period	Total cumulative number of shares	Average price paid per share in EUR	Number of shares purchased as part of publicly announced programs	Maximum amount of share repurchases yet to be done under the programs (in EUR)
January	-	-	-	1,000,000,000
February	6,170,000	11.57	6,170,000	928,635,469
March	11,936,000	11.35	5,766,000	863,197,457
April	18,336,000	12.37	6,400,000	784,055,266
May	27,916,000	12.31	9,580,000	666,097,267
June	37,303,000	12.40	9,387,000	549,715,172
July	44,542,654	12.06	7,239,654	462,406,906
August	85,069,113	11.41	40,526,459	0
September	95,209,113	11.86	10,140,000	379,789,346
October	106,379,113	12.56	11,170,000	239,528,420
November	116,559,113	12.53	10,180,000	112,003,684
December	125,648,813	12.32	9,089,700	0
Total		11.94	125,648,813
Annual general meeting of shareholders

Within six months of the end of a fiscal year, an Annual General Meeting of Shareholders is held in The Hague, Amsterdam, Utrecht or Rotterdam, where, in any event, the discussion of the Annual Report and approval of the Financial Statements are put on the agenda. The Board of Management or the Supervisory Board convenes a meeting subject to advance notice of at least 15 days, which also fulfills the requirements of the NYSE (10 business days). Other General Meetings of Shareholders are held as often as the Supervisory Board or Board of Management deems necessary. One or more shareholders together representing at least 10% of the subscribed capital stock may request the Board of Management and the Supervisory Board, in writing, to convene a General Meeting of Shareholders. If the Boards fail to organize such a meeting within six weeks, the District Court may authorize those shareholders to convene a General Meeting of Shareholders.

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

100	KPN Annual Report and Form 20-F 2007	Corporate governance

otherwise. The request must be submitted in writing at least 60 days prior to the date of the meeting. The Chairman of the Supervisory Board chairs the meeting.

Every shareholder has the right to attend a General Meeting of Shareholders in person or through written or electronic proxy, to address the meeting and to exercise voting rights. To exercise voting rights, holders of ordinary bearer shares must lodge their share certificates in the way specified in the notification convening the General Meeting of Shareholders. The record date stated in the notice convening the General Meeting shall not be later than the 30th day before the General Meeting. Holders of ordinary registered shares must inform the Board of Management in writing of their intention to attend the meeting.

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

Adoption of financial statements and discharge of responsibility

Within five months of the end of every fiscal year, the Board of Management must prepare the Financial Statements accompanied by an Annual Report. The General Meeting of Shareholders may extend this period to a maximum of six months in exceptional circumstances. The Financial Statements are submitted to the Supervisory Board for approval. The Supervisory Board submits the approved Financial Statements to the General Meeting of Shareholders for adoption together with the Annual Report for discussion. At the same time, the Board of Management submits the approved Financial Statements to the Central Works Council for information purposes. Adoption of the Financial Statements does not automatically discharge the Board of Management or the Supervisory Board from liability. This requires a separate resolution by the General Meeting of Shareholders.

Dividends

Under the Articles of Association, the Class B preferred shares carry preferred dividend rights. Subject to the approval of the Supervisory Board, the Board of Management will determine what proportion of the profit remaining after satisfaction of these preferred dividend rights will be appropriated to the reserves. The Board of Management may decide to allocate the complete remainder to the reserves. Any remaining profit resulting after this appropriation is available for distribution on the ordinary shares. The decision to pay out a dividend is made by the General Meeting of Shareholders, upon proposal by the Board of Management with the approval of the Supervisory Board. In addition, the Board of Management may, subject to approval by the Supervisory Board, decide to pay out the entire dividend on ordinary shares in shares instead of in cash. Subject to Supervisory Board approval and certain legal requirements, the Board of Management may furthermore decide to pay out interim dividends on ordinary shares. Please see ‘Information on the KPN share – Dividend Policy’ for more information.

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

KPN Annual Report and Form 20-F 2007	Corporate governance	101

Corporate governance

Major shareholders and control of the Company
General
The table below sets forth, as of the period indicated, the percentage of shares beneficially owned by the members of our Supervisory Board and our Board of Management.
Title of class	Identity of person/group	At February 29, 2008
Ordinary shares	Current members of Board of Management and our Supervisory Board	less than 0.02%

Capital Group International, Inc. and Capital Research and Management Company have each notified The Netherlands Authority for the Financial Markets (‘AFM’) that their respective holdings are less than 5% (June 27, 2007: 4.97%) and more than 15% (January 8, 2007: 15.07%) of the ordinary shares of KPN. We have not entered into material agreements with any of these companies. These companies are investment companies, which may have shareholdings in other companies with which we contract in the ordinary course of business. To the best of our knowledge, such contracts, if any, were not influenced by any of these shareholders.

As of December 31, 2007, 75 ADR record holders held 13,792,476 ordinary shares in the form of American Depository Shares, representing 0.75% of our outstanding ordinary shares.
As of December 31, 2007, approximately 11% of our outstanding ordinary shares were held by Dutch investors.
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

Other shareholders

Shareholders who have an interest of more than 5% in KPN, are legally obliged to notify the AFM and possible foreign supervisors, such as the SEC. These notifications will be published in public registers.

The Foundation Preference Shares B KPN (Stichting preferente aandelen B KPN)

According to its Articles of Association, the statutory goal of the Foundation Preference Shares B KPN (the ‘Foundation’) is to protect our interests (which includes the interests of our stakeholders, such as customers, shareholders and employees), by, among other things, protecting us from influences that may threaten our continuity, independence and identity. Consequently, in the event of any circumstances where the company is subject to influences as described above, the Board of the Foundation may decide to exercise the call option (as described below) and where relevant taking public security considerations into account, with a view to enabling the company to determine its position in relation to the circumstances as referred to above, and seek alternatives. The Board of the Foundation is of the opinion that under normal circumstances it should not exercise its voting rights for longer than a limited period. The Board of the Foundation considers it undesirable for the Board of Management to ignore a shift in the balance of power in the general meeting of shareholders over an extended period of time per event. It is furthermore undesirable that the Board of Management should (be able to) use anti-takeover measures to further the personal interests of individuals involved with the company.

The members of the Board of the Foundation are Mr. J.H. Schraven (Chairman), Mr. J. den Hoed RA (vice-Chairman), Mr. P. Bouw, Mr. P. Wakkie and Mr. H. Zwarts. Our Board of Management and the members of the Board of the Foundation share the view that the Foundation is independent from us in accordance with Appendix X to the Listing and Issuing Rules of the Stock Exchange of Euronext Amsterdam.

The views of the Board of the Foundation, summarised above, have been published at the Foundation’s own web-site (www.prefs-KPN.nl).

102	KPN Annual Report and Form 20-F 2007	Corporate governance

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

KPN Annual Report and Form 20-F 2007	Corporate governance	103

Report by the Supervisory Board

Strategic observations

Throughout 2007 the Supervisory Board devoted considerable time and attention to the monitoring of the Company’s strategic progress.

Progress on the execution of the ‘Attack, Defend and Exploit’ strategy as launched in early 2005 was reviewed. The Supervisory Board strongly endorses the efforts to pursue a proactive approach in dealing with the changing technological landscape. It is felt that establishing a secure position in IP based services is a key component of the strategic direction of the Company even if it is at the expense of short term revenues from traditional services and even if the full benefits of eliminating legacy systems are more medium term. Amidst the radical transformation of the Company, the Supervisory Board keeps a close watch on the Company’s ability to maintain excellent operational performance standards throughout the ongoing change process. In addition, the Supervisory Board monitors the interest of a broad constituency of stakeholders in the transformation, notable examples are customers and employees but also of other players such as competitors, which use parts of the Company’s infrastructure. In this respect, and, among others, customer satisfaction data and employee motivation reviews, provide important insights.

In 2007 the Supervisory Board was satisfied with the smooth implementation of the new customer centric organization structure, which came in the place of the erstwhile product centric (fixed/mobile) organization. The Supervisory Board believes that the integrated customer approach contributed and will continue to contribute to the execution of the Company’s strategy significantly.

The ramp up of the consumer market VoIP product ‘InternetPlusBellen’ proved to be more challenging and required time and attention from the Supervisory Board. Fortunately, as the year progressed, the initial breakdown of execution standards was overcome. The events took their toll on customer satisfaction data, but these gradually improved back to previous levels. Meanwhile, it was satisfactory to see that other key strategic milestones were achieved smoothly, in particular, the amalgamation of the Telfort network, the roll out of the Digital Video Broadcasting network and the conclusion of agreements with alternative DSL operators on dealing with the All-IP implications of shared facilities. The Supervisory Board was kept abreast of developments but none of these projects required special attention or intervention.

In respect of the strategy going forward, a number of meetings took place. In the early part of 2007 it was discussed and agreed that the Company needed to build and acquire new capabilities in the business to business ICT market, in particular, in workspace management. Later in the year it was agreed that the best way to achieve this objective was to acquire Getronics. In the second half of 2007, a number of sessions took place on how to best take the Company forward. ‘Simplification’ emerged as a key theme so as to achieve both improved execution standards and a structurally lower cost base.

Organization of the Supervisory Board	For a description of the organization and structure of our Supervisory Board, see ‘Corporate Governance’.
	Composition of the Supervisory Board

The composition of the Supervisory Board changed at the 2007 Annual General Meeting of Shareholders. Mr. Halberstadt stepped down after having served three consecutive terms of four years and was therefore not available for re-appointment in accordance with best practice provision III.3.5 of the Dutch Corporate Governance Code. Upon nomination by the Supervisory Board, the General Meeting of Shareholders appointed Mrs. Colijn-Hooymans as member of the Supervisory Board. The nomination was subject to the enhanced right of recommendation of the Company’s Central Works Council that supported the nomination. As a new member Mrs. Colijn-Hooymans attended an introduction program in which the Company, its activities and its governance as well as the tasks and responsibilities of a Supervisory Board member were explained. Mr. Bischoff and Mr. Streppel stepped down, as they had reached the end of their four-year term of office. Upon nomination by the Supervisory Board, the General Meeting of Shareholders reappointed Mr. Bischoff and Mr. Streppel for a second term of four years.

	Composition of the Supervisory Board in 2007
	Name	Date of birth	Start of term	End of term	Committees
	A.H.J. Risseeuw (Chairman)	November 9, 1936	May 2, 2001, April 12, 2005*	2009	Chairman Nominating and Corporate Governance Committee; Member Remuneration and Organizational Development Committee
	D.G. Eustace (Vice-chairman)	July 3, 1936	April 27, 2000, April 15, 2004*	2008	Chairman Audit Committee

104	KPN Annual Report and Form 20-F 2007	Report by the Supervisory Board

Composition of the Supervisory Board in 2007
Name	Date of birth	Start of term	End of term	Committees
M. Bischoff	April 22, 1942	May 12, 2003, April 17, 2007*	2011	Member Audit Committee
C.M. Colijn-Hooymans	August 28, 1951	April 17, 2007	2011	Member Audit Committee
D.I. Jager	April 30, 1943	April 25, 2002, April 11, 2006*	2010	Chairman Remuneration and Organizational Development Committee; Member Nominating and Corporate Governance Committee
M.E. Van Lier Lels	October 19, 1959	May 2, 2001, April 12, 2005*	2009	Member Remuneration and Organizational Development Committee; Member Nominating and Corporate Governance Committee
J.B.M. Streppel	October 11, 1949	May 12, 2003, April 17, 2007*	2011	Member Audit Committee

* Reappointment

In 2008, Mr. Eustace is due to step down from the Supervisory Board, as he will reach the end of his four-year term of office and has decided not to stand for reappointment at the 2008 Annual General Meeting of Shareholders. The Supervisory Board expresses its warm gratitude for the contribution that Mr. Eustace has given to the Supervisory Board and to the Company in general, over the past 8 years.

The vacancy that has arisen following the resignation of Mr. Eustace is to be filled in line with the Profile of the Supervisory Board. In consultation with the Board of Management and the Central Works Council and based on an evaluation of its composition the Supervisory Board considers the nomination of a candidate for appointment at the 2008 Annual General Meeting of Shareholders.

Brief résumés of all members of the Supervisory Board are provided at the end of this Chapter. The business address of each of the members of the Supervisory Board is Maanplein 55, 2516 CK, The Hague, The Netherlands.

Meetings of the Supervisory Board

The Supervisory Board met on 10 occasions in 2007, of which seven were regularly scheduled meetings and the remaining three were ad hoc meetings (by telephone) on specific topics that required urgent attention. Most meetings were held jointly with the Board of Management. The Company’s Chief Legal Officer and Company Secretary, Mr. Van Rooij, acted as the Supervisory Board’s secretary. Throughout the year, the Chairman of the Supervisory Board was in close contact with the Chief Executive Officer, and the Chairman of the Audit Committee was in close contact with the Chief Financial Officer.

The attendance of Supervisory Board meetings was 97.2% (98% for regularly scheduled meetings, 95% for ad hoc meetings). No member attended fewer than 90% of the meetings. On certain occasions, in line with the Articles of Association of the Company, the Supervisory Board took resolutions outside of a meeting, if this was required due to urgency or the matter did not require discussion in a meeting.

Independence

Throughout the year, all members of the Supervisory Board were independent from the Company within the meaning of the Dutch Corporate Governance Code: the composition of the Supervisory Board was such that the members were able to act critically and independently of one another and of the Board of Management and any particular interests. See ‘Related Party Transactions’.

Activities of the Supervisory Board

During its meetings and contacts with the Board of Management, the Supervisory Board discussed the results achieved and plans for next periods, strategic decisions that required the approval of the Supervisory Board, the functioning and remuneration of the Board of Management and all other relevant matters brought to its attention. In reviewing proposals, the Supervisory Board discussed with the Board of Management the business case for the proposal, the risks involved and possible alternatives to the proposal.

The financial performance of the Company was extensively discussed at the Supervisory Board meetings preceding the publication of the quarterly and annual results. In this discussion,

KPN Annual Report and Form 20-F 2007	Report by the Supervisory Board	105

Report by the Supervisory Board

the Audit Committee, that had already reviewed the financial performance prior to the meeting, advised the full Supervisory Board on the most relevant matters. The Company’s external auditor, as well as relevant members of senior management, attended these discussions. The auditor presented its findings over the preceding quarter.

The Supervisory Board discussed various acquisition opportunities. The acquisitions of Getronics and Tele2/Versatel Belgium received Supervisory Board approval.

The extension of the employment contract with the Company’s Chairman of the Board of Management and CEO until July 1 2011 was approved by the Supervisory Board. The proposed long term incentive was approved by the General Meeting of Shareholders on November 6. In this respect, the Supervisory Board and in particular its Remuneration and Organizational Development Committee thoroughly assessed the alignment of the proposed long term incentive with the principles of the Company’s remuneration policy.

The Supervisory Board furthermore discussed and approved various matters related to the financing of the company, such as the update of the EUR 10 billion Global Medium Term Note Program, a EUR 1.25 billion backstop Credit facility and the tender for and new issuance of bonds in November as replacement thereof, the granting of both a full year dividend (February) and interim dividend (August), and the additional buy back of shares in September.

The Supervisory Board is regularly updated on important technical, societal and regulatory developments through experts in the relevant topics, and through visits to the Company’s operations and other organizations it cooperates with. Members of the Supervisory Board attended meetings of the Central Works Council.

In its December meeting, the Supervisory Board evaluated it own performance and the performance of the Board of Management.

Committees of the Supervisory Board

As set out in ‘Corporate Governance’, the Supervisory Board has three Committees: the Audit Committee, the Remuneration and Organizational Development Committee and the Nominating and Corporate Governance Committee. All three Committees met separately throughout the year. Their main considerations and conclusions were shared with the full Supervisory Board.

Audit Committee

In 2007, the Audit Committee consisted of four Supervisory Board Members, Mr. Eustace (Chairman), Mr. Bischoff, Mr. Streppel and Mrs Colijn-Hooymans (as of July). Both Mr. Eustace and Mr. Streppel are considered to be financial experts within the meaning of the Dutch Corporate Governance Code and Rule 10 A-3 of the Securities Exchange Act of 1934, as amended. The Audit Committee held six meetings, all of which were also attended by the CFO and most of which also by the internal and external auditor. The Committee also met separately with the external auditor.

The Audit Committee reviewed and discussed in particular all financially relevant matters that were presented to the Supervisory Board. These items included the Annual Report and Form 20-F, the quarterly results, reports by the internal and external auditor as well as the Disclosure Committee, the Company’s budgets and projections and the Company’s financing policy.

Furthermore, the Audit Committee paid specific attention to the internal control framework and risk management systems of the company, as well as the completion of the implementation of the Sarbanes Oxley Act (SOx). The implementation was closely monitored and the 404 certification was extensively looked at. The Audit Committee received an update on SOx in each meeting.

The Committee also discussed other topics that were in its scope of attention, most notably compliance, fraud management, taxation and IT. In December, the Audit Committee evaluated its own performance and effectiveness.

Remuneration and Organizational Development Committee

The Remuneration and Organizational Development Committee currently has three members, Mr. Jager (Chairman), Mr. Risseeuw and Ms. Van Lier Lels. During 2007, the committee met five times. The committee reviewed the remuneration packages of the Board of Management and established bonus targets and criteria for long term and short term incentives for 2007. The committee prepared changes in the composition of the peer group and the proposal for the adjustment of the long term incentive for the Company’s Chairman of the Board of Management and CEO. It discussed talent development issues for senior management. Throughout 2007, the Committee continuously monitored the remuneration of the members of the Board of Management in relation to the developments in this field at the Company’s peers. Further details on the activities of the Remuneration and Organization Development Committee are provided in the ‘Remuneration Report’.

106	KPN Annual Report and Form 20-F 2007	Report by the Supervisory Board

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently has three members: Mr. Risseeuw (Chairman), Mr. Jager, and Ms. Van Lier Lels. The purpose of the Nominating and Corporate Governance Committee is to recommend individuals to the Supervisory Board for nomination as members of the Board of Management, to support the Supervisory Board in adopting high standards and practices for the corporate governance structure, to lead the Board of Management in its periodic review of its performance, and to oversee the Company’s activities in the areas of environmental and corporate responsibility.

The Nominating and Corporate Governance Committee met three times during 2007. It prepared the extension of the employment contract of the Company’s Chairman of the Board of Management and CEO. It discussed compliance and integrity issues with senior management and reviewed the performance of the individual members of the Board of Management. The compliance with the Dutch Corporate Governance Code and particularly the reasons for the small number of deviations thereto were reviewed in 2007. For a description of these deviations and the explanation thereof, refer to the chapter titled ‘Corporate Governance’. The chairman presided an integrity workshop, which was organized for the Company’s senior management.

Changes in the Board of Management

Besides of the extension of the employment contract of the Company’s Chairman of the Board of Management and CEO in November, there were no changes in the Board of Management in 2007.

For an overview of all members of the Board of Management, see ‘Corporate Governance’.

Financial Statements

The Financial Statements for the year ended December 31, 2007 were prepared by the Board of Management and approved by the Supervisory Board. The Report of Independent Auditors of PricewaterhouseCoopers Accountants N.V. is included in Financial Statements.

The Supervisory Board recommends to the Annual General Meeting of Shareholders to adopt these Financial Statements, as well as the proposed cash dividend of EUR 0.54 per share.

Finally, the Supervisory Board would like to thank all shareholders for their trust in the Company and all employees and management for their dedication and effort.

The Hague, March 5, 2008

A.H.J. Risseeuw
D.G. Eustace
M. Bischoff
C.M. Colijn-Hooymans
D.I. Jager
M.E. van Lier Lels
J.B.M. Streppel

Members of the Supervisory Board

The current members of the Supervisory Board are:

A.H.J. Risseeuw (1936)

Mr. Risseeuw was first appointed as member of the Supervisory Board on May 2, 2001, and he is the Chairman of the Supervisory Board since September 10, 2001. His current (second) term expires in 2009. Mr. Risseeuw chairs the Nominating and Corporate Governance Committee and is a member of the Remuneration and Organizational Development Committee. He has held various management positions with Dutch international companies and is the former President of Getronics N.V. He is Chairman of the Supervisory Boards of Groeneveld Groep B.V. and Intergamma B.V. and member of the Supervisory Board of Blokker Holding B.V. and a member of the Advisory Council of Deloitte The Netherlands. Mr. Risseeuw is a Dutch citizen.

D.G. Eustace (1936)

Mr. Eustace was first appointed as member of the Supervisory Board on April 27, 2000, and he is the Vice Chairman of the Supervisory Board since September 10, 2001. His current (second) term expires in 2008. Mr. Eustace is the Chairman of the Audit Committee.

Mr. Eustace is the former Vice Chairman of the Board of Management and Chief Financial Officer of Royal Philips Electronics N.V. He currently is the Chairman of the Supervisory Board of AEGON N.V. and VNU Group B.V., and a member of the Advisory Council of Rothschild. In 2006 he stepped down as Chairman of the Board of Smith & Nephew Plc. Mr. Eustace is a British and Canadian citizen. In January 2007, Mr. Eustace was appointed member of the Supervisory Board of Stork N.V.

KPN Annual Report and Form 20-F 2007	Report by the Supervisory Board	107

Report by the Supervisory Board

M. Bischoff (1942)

Mr. Bischoff was appointed as member of the Supervisory Board on May 12, 2003 and his current (second) term expires in 2011. He is a member of the Audit Committee. Mr. Bischoff, a former member of the Management Board of DaimlerChrysler, is currently Chairman of the Supervisory Board of Daimler AG. Furthermore, he is a member of the Supervisory Boards of Fraport AG, SMS GmbH and Voith AG and a non-executive member of the Board of Directors of Nortel Networks Corp., Nortel Networks Ltd., and Unicredit. Mr. Bischoff is a German citizen.

C.M. Colijn-Hooymans (1951)

Mrs. Colijn-Hooymans was appointed as member of the Supervisory Board on April 17, 2007 and her term expires in 2011. She is a member of the Audit Committee. Mrs. Colijn-Hooymans is a member of the Management Board of TNO and a member of the Supervisory Board of Rabobank Vallei en Rijn. Furthermore, she is a member of the Board of the Radboud Foundation (Radboud University and Radboud University Medical Centre) and a member of the Dutch government’s Advisory Council for Science and Technology. Mrs. Colijn-Hooymans is a Dutch citizen.

D.I. Jager (1943)

Mr. Jager has been a member of the Supervisory Board since April 25, 2002 and his current (second) term expires in 2010. Mr. Jager is the Chairman of the Remuneration and Organizational Development Committee, and a member of the Nominating and Corporate Governance Committee. He held various management positions at Procter & Gamble in Europe, Asia and the United States and was Chairman of the Board, President and/or Chief Executive Officer from January 1995 through June 2000. Mr. Jager currently is an independent consultant and private investor. He is Chairman of the Supervisory Board of Royal Wessanen N.V. and serves on the Boards of Chiquita Brands International Inc. and Polycom Inc. as a non-executive board member. Mr. Jager is both a US and Dutch citizen and resides in the United States.

M.E. van Lier Lels (1959)

Ms. Van Lier Lels was first appointed as member of the Supervisory Board on May 2, 2001 and her current (second) term expires in 2009. She is a member of the Remuneration and Organizational Development Committee, as well as the Nominating and Corporate Governance Committee. Ms. Van Lier Lels has held various management positions with Dutch international companies and is the former Chief Operating Officer of Schiphol Group. She is a member of the Supervisory Boards of Getronics N.V., USG People N.V., Connexxion Holding N.V., TKH Group N.V. and Maersk B.V. and the chairman of the Supervisory Board of Slavenburg Holdings B.V. She is a member of the Audit Committee of the Algemene Rekenkamer and a member of the Advisory Council for Science and Technology. Ms. Van Lier Lels is a Dutch citizen.

J.B.M. Streppel (1949)

Mr. Streppel was appointed as member of the Supervisory Board on May 12, 2003 and his current (second) term expires in 2011. He is a member of the Audit Committee. Mr. Streppel is a member of the Board of Management and Chief Financial Officer of AEGON N.V. and a member of the Supervisory Board of Van Lanschot N.V. He is a member of the Committee of Listed Companies of Euronext (Amsterdam), Chairman of the Shareholders Communication Channel, a member of the Monitoring Committee Corporate Governance Code and Chairman of the Board of Duisenberg School of Finance and Holland Financial Center. Mr. Streppel is a Dutch citizen.

108	KPN Annual Report and Form 20-F 2007	Report by the Supervisory Board

Remuneration and Organizational Development Report

Members of the Remuneration and Organizational Development Committee (‘the Committee’): the Chairman and the members of the Committee are appointed by the Supervisory Board, and are at present Mr. Jager (Chairman), Mr. Risseeuw and Ms. Van Lier Lels.

Committee Charter: the Committee assists the Supervisory Board in establishing and regularly reviewing the Company’s remuneration philosophy, the policies designed to execute this philosophy, and to ensure that senior management is compensated consistent with that policy. It also reviews and, if appropriate, recommends changes in the remuneration of the Supervisory Board and monitors management succession and organization plans. The Committee uses and seeks advice from an independent consultant firm and ensures they can act independent from the Company. The Committee annually reviews its performance against its charter and prepares the Remuneration Report to be included in the Annual Report to the shareholders of KPN.

Activities of the Committee: the Committee met five times in 2007 with all members present at each meeting. Consistent with its charter, the Committee reviewed remuneration developments in senior management, emerging practices in The Netherlands and abroad and potential implications for KPN in the immediate and mid term. This included a review from the Corporate Goverance Code Monitoring Committee. The Committee proposed actions, where appropriate, to adjust base salary levels and the short and long term incentive plans. It also proposes the targets of those plans, and monitors the internal and outside auditing of its results.

The Committee was involved in the employment extension of Mr. Scheepbouwer, and the various remuneration aspects. It also reviews shareholder feedback on remuneration matters, including the 2007 votes on the proposed adjustment in the settlement of the Performance Share Plan from an equity-settlement to a cash-settlement as a result of changes in the Dutch corporate tax regulations. Finally, the Committee conducted a review for the entire Supervisory Board on the development of managers below the Board of Management.

Remuneration Policy 2007

KPN’s remuneration policies were adopted by the shareholders at the Annual Meeting in April 2004 with only two substantive modifications since that time. In April 2006 shareholders approved the replacement of the existing stock Option Plans by a Performance Share Plan, and, in April 2007, shareholders approved the move to an all cash payout of its Long Term Incentive replacing a restricted share payout due to changes in the Dutch (Corporate) tax code.

KPN aims for a culture that is based on a strong bias for action and delivering results. Consistent with this high performance approach, our remuneration programs are structured to promote a pay-for-performance culture with an orientation towards variable pay, and an emphasis on long term value creation. Our plans are designed to achieve the following objectives:

•   attracting and retaining the necessary leadership talent to sustain and expand our unique competencies and capabilities;

•   driving performance that generates long term profitable growth;

•   promoting behaviors that reinforce the business strategy and desired culture; and

•   encouraging teamwork across business units and functional areas, and strongly linking rewards to shareholder value creation.

KPN’s remuneration policy is guided by three broad principles:

1. pay competitively: this is achieved through benchmarking versus a peer group of European telecommunications and ICT companies with which KPN generally competes for talent;

2. pay for performance: target remuneration aims at 30-40% of pay in base salary, and 60-70% in variable pay to maintain a strong alignment with the Company’s annual financial performance goals and long-term value creation strategy; and

3. differentiate by experience and responsibility: this is achieved through alignment of the remuneration with the responsibilities, relevant experience, required competences and performance of the individual job holders. Consequently, there can be substantial differences in pay levels, despite having similar job titles. These principles apply at all levels of management.

The composition of the remuneration is based on four components: base salary, short-term incentives (annual performance bonuses), long-term incentives (equity related) and other benefits, primarily pensions. This enables the Company to look at all remuneration elements in a consistent and integrated manner to ensure that the remuneration policy is market competitive.

To ensure overall competitiveness of the remuneration levels provided, the remuneration levels are benchmarked against both a Dutch and an European employment market peer group.

KPN Annual Report and Form 20-F 2007	Remuneration and Organizational Development Report	109

Remuneration and Organizational Development Report

The tables below reflect the peer group companies KPN uses for its benchmarking. The European employment market of KPN consists of direct competitors and includes:

	Atos Origin SA	LogicaCMG Plc
	Belgacom SA	Portugal Telecom SA
	BT Group Plc	Swisscom
	Capgemini	Telenor Group ASA
	Deutsche Telekom AG	TeliaSonera AB
France Télécom SA
The Dutch employment market of KPN consists of AEX-listed companies, excluding financial institutions and includes:

	Akzo Nobel	Royal Dutch Shell
	ASML Holding	Randstad
	Corporate Express	Royal Philips Electronics
	DSM	SBM Offshore
	Hagemeyer	TNT
	Heineken	Unilever
	Reed Elsevier	Vedior
	Royal Ahold	Wolters Kluwer

It should be noted that KPN ranks, on average, at the upper quartile level in terms of revenues and market capitalization and between the median and upper quartile level in terms of number of employees. Based on these factors the relative “size” of KPN is on or about at the 70 percentile of these peer groups. This is used as our directional target to ascertain whether we meet the principle of “paying competitively”.

The Committee regularly reviews both peer groups to ensure that the peer group composition is still appropriate from a market competitive point of view. Changes in the peer group composition are also made as a result of mergers or delistings. However, with the appropriate regression analysis we can ensure market competitiveness.

Generally speaking, we consider our remuneration plan “competitive” when our base salaries are positioned within 10% (plus or minus) of the market competitive range and our total target compensation levels are positioned within 20% (plus or minus) of the market competitive range at target level. The Committee consults an independent remuneration advisor to ensure an appropriate comparison and ranking of KPN’s position relative to the applicable peer groups.

The Company’s remuneration policy is compliant with all relevant legal requirements and the principles of the Dutch Corporate Governance Code (‘the Code’).

Base salary

Base salaries are established in line with our position in the market, and targeted at the low end of the market competitive range consistent with our bias for variable pay-for-performance philosophy. As some of the members of the Board of Management are below this market competitive base pay range, KPN plans to raise the base pay closer to the target range in 2008. Each year the Supervisory Board considers whether the circumstances allow a reconsideration of the individual base salaries.

Short-term incentives: Bonus

Design principles and objectives: as an integral part of the adopted remuneration policy, an annual on-target incentive bonus of 100% of the base salary for the CEO and Mr. Miller and up to 75% of base pay for the other Board members, rewards members of the Board of Management for meeting pre-defined annual financial performance goals based on solid indicators of the Company’s financial strategy and for meeting individual targets (e.g. customer satisfaction, free cash flow).

Financial targets: the Supervisory Board ensures that target setting is appropriately aggressive, as this principle has ranked KPN consistently in the top quartile of its peer group for revenue and profit performance. The key metrics of the short-term incentive are based on revenue, profit before taxes and EBITDA, with 50% of it based on Corporate results and the other 50% on Divisional results, unless for those whose targets are fully based on Corporate results. These measures are strong indicators of KPN’s financial health, consistent performance and future success and are therefore seen as adequate. Specific details of performance targets cannot be disclosed as they are commercially sensitive.

Payout: an on-target pay-out will be achieved if the financial targets have been achieved at 100%, while performance between the minimum threshold level and maximum payout level will result in a pay-out based on the following linear formulas:

110	KPN Annual Report and Form 20-F 2007	Remuneration and Organizational Development Report

Performance level	Pay-out level (as a % of target bonus pay-out)
Below threshold	0%
Threshold – Target	25% – <100%
Target	100%
Target – Maximum	>100% – 150%
Above maximum	150%

A personal modifier between 0.5 and 1.5 is used to award the performance on individual objectives; its determination is partly discretionary. There is no payout below a certain threshold of the financial performance. The Supervisory Board has the discretion to adjust the final bonus payment to take into account management achievements which created value for the company, but which were not included in the bonus items.

For the 2007 bonus, which will be paid-out in 2008, performance on revenues and other income at the Corporate level was below target, while performance on profit before taxes well exceeded the maximum level. Performance on revenues of the Consumer Segment and Business Segment was well above target. EBITDA of the Consumer Segment and Business Segment are on target. For Mobile International the revenues and EBITDA were below the threshold.

Long-term incentives

Design principles and objectives: to align the objectives of the Board of Management to the value creation objectives of the shareholders, conditional rights on KPN shares are awarded under a Performance Share Plan as an integral part of the pay for performance principles. The alignment of the long term incentive opportunity with a Performance Share Plan reflects the market developments and encourages retention of key employees. The annual target grant levels for members of the Board of Management are set as a percentage of their base pay:

•   for the CEO: in 2007 a target grant level of 60% of base pay (38% related to the applicable Performance Share Plan grant and 22% related to the applicable option grant) and for 2008 a target grant level (equity-settled) of 150% of base pay; and

•   for other members of the Board of Management: in 2007 a target grant level up to 75% of base pay.

Performance Share Plan (‘PSP’): the PSP was reviewed at the end of 2006 in light of changing Dutch tax regulations that became effective as of January 2007. As a result, the type of settlement from the PSP plan changed from equity-settled to cash-settled as of 2007 onwards and was approved at the AGM on April 17, 2007. For further details refer to note 3 of the financial statements for the description and valuation of the option- and share plans.

Vesting and other conditions of the Performance Share Plan: the conditionally granted PSP award for members of the Board of Management (excluding the CEO) will vest after three years if the employee is still employed with KPN. The vesting is subject to whether the Company achieves a pre-set level of Total Shareholder Return relative to a peer group of telecommunication companies with which the Company competes. An alternative vesting schedule is applicable for the CEO. For the award under the PSP in 2006 (vesting in 2009), participants will be obliged to hold on to the (net number of) shares obtained upon vesting of the Performance Shares for a period of at least two years. An exception to the two-year holding period is made with respect to shares that were sold upon vesting to cover the tax obligation on the vested shares. The 2007 PSP awards obtained upon vesting of the Performance Shares will be settled in cash and no holding restrictions apply.

The vesting of performance shares is based on KPN’s ranking among peer companies at the end of the performance period. The vesting of performance stock options (under the performance stock option plan that was operated until 2006) is also based on KPN’s ranking among peer companies at the end of the performance period. The Company will be ranked based on its total return to shareholders, relative to the Total Shareholder Return (TSR) of the peer group. The following companies are included in this peer group:

Belgacom	Portugal Telecom SA
BT Group Plc	Swisscom
Carso Global Telecom (until 2006)	Telecom Italia Spa
Deutsche Telekom	Telefónica S.A.
France Télécom	Telekom Austria
Hellenic Telecom (from 2007 onwards)	Telenor
Mobistar (until 2006)	TeliaSonera AB
NTT DoCoMo Inc. (until 2006)	Vodafone Group Plc
The peer group used for Relative Total Shareholder Return reflects the relevant competitive market in which KPN competes for investor preference. This peer group is different from the

KPN Annual Report and Form 20-F 2007	Remuneration and Organizational Development Report	111

Remuneration and Organizational Development Report

employment market peer group, which is used to determine remuneration levels for the CEO and members of the Board of Management. The reference groups may change if an individual company no longer qualifies to be taken into account.

The following vesting schedule is applied to performance options and performance shares for the Performance Stock Option Plan (PSOP) 2005 and the PSP 2006:

Position	Vesting %
Position 16 to 13	No vesting takes place
Position 12 to 9	50% of the options/shares vest
Position 8 to 5	100% of the options/shares vest
Position 4 to 1	200% of the options/shares vest

As of the end of 2007, KPN held the third position with respect to the 2005 option grant, which leads to a vesting percentage of 200% of the options that vest in April 2008. As of the end of 2007, KPN holds the fifth position concerning the 2006 share grant. This position is not an indication of KPN’s final ranking after the three-years performance period (2006-2008).

As a result of the review of the TSR peer group, the number of companies in the peer group decreased from 16 to 14. Subsequently, the vesting schedule changed for 2007 and onwards. The following vesting schedule is applied to performance shares for the PSP 2007:

Position	Vesting %
Position 11 to 14	No vesting takes place
Position 10	50% of the shares vest
Position 9	66% of the shares vest
Position 8	83% of the shares vest
Position 7	100% of the shares vest
Position 6	117% of the shares vest
Position 5	133% of the shares vest
Position 4	150% of the shares vest
Position 3	166% of the shares vest
Position 2	183% of the shares vest
Position 1	200% of the shares vest

At the end of 2007, KPN held the fifth position with respect to the 2007 share-based grant. This position is no indication of KPN’s final ranking after the three-years performance period (2007-2009).

In addition to the PSP award, for Mr. Miller, a separate long-term incentive arrangement applies as agreed in his previous position before joining the Board of Management. The arrangement is based on E-Plus and BASE EBITDA for the years 2005 through 2008. Mr. Miller would be entitled to a pay-out after three years up to a maximum of EUR 5 million.

The incentive scheme will run until the end of 2008. In the event of reaching maximum performance earlier, the maximum bonus will be payable after the year end closing and sign off on the accounts by the auditors.

Benefits	Pensions

The CEO receives a defined benefit pension based on a final pay structure with a retirement age of 65 and an attainable pension equals to 70% of his last fixed salary. The defined benefit pension of the CEO was fully funded at the start of his employment in 2001. No service charges to the pension provision are allocated because the fixed salary remains unchanged.

A new defined contribution pension plan was introduced for the Board of Management in 2006 effective January 1, 2006. Future Board of Management members will be eligible for this defined contribution pension plan with a contribution based on the fiscal defined contribution table that corresponds with a retirement age of 65 and an annual accrual rate of 2.25%.

Those members that were already on the Board of Management prior to January 1, 2006 will continue to participate in the previous pension plan. This was a hybrid pension plan, which combined a base defined benefit career-average component with a supplementary defined contribution component. This plan has a defined benefit indexed career-average module up to a maximum salary level of EUR 45,378 and an age-related defined contribution module for salary levels above EUR 45,378. The annual accrual rate in the career average module equals 2% with a normal retirement age of 62. A temporary defined benefit career-average pension between retirement age 62 and age 65 is applicable with an annual accrual rate of 2%. As a transitional arrangement, an adjustment was made to the retirement age, from age 62 to age 65, and the annual accrual rates (assumptions) were adjusted accordingly from 2% to 2.25%.

112	KPN Annual Report and Form 20-F 2007	Remuneration and Organizational Development Report

Mr. Miller’s pension entitlement is insured in Belgium (retirement age 60 and defined contribution based).

Additional arrangements

In addition to the aforementioned remuneration, a number of additional fringe benefit arrangements apply to members of the Board of Management. These additional arrangements, such as expense allowances, use of mobile phones and company car provisions needed for the execution of their role, are broadly in line with other companies of similar size and complexity as well as market norms.

Loans
Company policy does not permit loans to members of the Board of Management.

Terms of employment

On September 27, 2007 KPN announced that Mr. Scheepbouwer had agreed to stay on as CEO of KPN for the next four years. The current employment contract, which was set to end on July 1, 2009, will be extended until July 1, 2011. The terms of Mr. Scheepbouwer’s extended contract have only changed for a limited set of elements which were approved by the EGM on November 6, 2007. On signing the extended contract Mr. Scheepbouwer received an upfront payment of EUR 2.5 million, replacing his entitlement to receiving this amount on the date of actual termination of his contract. Mr. Scheepbouwer invested the total net proceeds of his EUR 2.5 million retirement bonus in KPN shares.
Mr. Scheepbouwer is from 2008 and onwards, entitled to an equity-settled long-term incentive package equal to 150% of his base salary, replacing all his annual long-term incentive entitlements from 2008 and onwards. The value of the share package increases if KPN holds a higher position on the TSR-ranking, up to a maximum of 200% of the target level at a first position. If KPN holds a position on the TSR-ranking lower than the tenth position, no shares will be granted. The performance period of the shares is one year and Mr. Scheepbouwer cannot sell the shares until July, 2011.

All members of the Board of Management have entered into an employment contract for an indefinite period of time, except for the CEO. Members of the Board are appointed for a period of four years, which is consistent with the Dutch Corporate Governance Code.

Notice periods

Current members of the Board of Management must provide a three-months’ notice if they choose to leave the Company. KPN must provide six-months’ notice when terminating a Board of Management member’s employment.

Severance arrangements

Severance payments for the CEO and members of the Board of Management are aligned with the Dutch Corporate Governance Code, with the exception of Mr. Miller and Mr. Blok. A severance arrangement of two years base salary (plus pension contribution and medical expenses) was contractually agreed with Mr. Miller. A severance arrangement of one year base salary plus 100% bonus was contractually agreed with Mr. Blok. For the other Board Members, the severance arrangement is one year base salary.

Outlook 2008

The Committee will consider returning to an equity-settled Performance Share Plan and adjusting the vesting table such that no longer pay outs will be made on a TSR ranking below the median of the peer group. Any change to the long-term incentive plan will be in line with the company’s remuneration policy, or will be put before the AGM for adoption, pursuant to what is required based on the Dutch Corporate Governance Code and legislation.

The Committee will also review the employment market peer groups for the Board of Management that currently acts as a reference for the remuneration levels of the Board of Management (not only limited to Dutch listed companies) to ensure an adequate alignment with relevant market competitive standards as adopted by companies of a similar size and complexity as KPN. Next to that, the Committee will review the market standards for remuneration of members of the Supervisory Board, also taking into account the frequency of meetings outside the home country of the individual members. The Committee will also review the outcome of recommendations of the Corporate Governance Code Monitoring Committee and discuss any potential implications with regard to the existing remuneration policy as adopted by the AGM.

KPN Annual Report and Form 20-F 2007	Remuneration and Organizational Development Report	113

Remuneration and Organizational Development Report

Details on all remunerations per individual	The remuneration of the current members of the Board of Management is provided below.

Name and Position	Year	Salary & Social Security (EUR)	Bonus[1] (EUR)	Retirement bonus[1] (EUR)	Share Awards[2] (EUR)	Option Awards[3] (EUR)	Pension costs[4] (EUR)	Total (EUR)
A.J. Scheepbouwer
Chairman of the Board	2007	1,005,277	977,300	2,500,000	651,638	281,197	-	5,415,412
	2006	1,004,698	1,442,300	-	-	258,334	-	2,705,332
	2005	1,001,397	1,000,000	-	-	401,189	-	2,402,586
M.H.M. Smits
Chief Financial Officer	2007	530,277	480,953	-	669,231	-	86,000	1,766,461
	2006	482,058	453,055	-	433,657	-	70,600	1,439,370
	2005	423,828	273,000	-	-	313,698	84,700	1,095,226
E. Blok[5]
Board Member	2007	505,277	454,450	-	637,352	-	74,684	1,671,763
	2006	266,617	222,390	-	-	-	39,130	528,137
	2005	-	-	-	-	-	-	-
S.P. Miller[6]
Board Member	2007	739,277	554,072	-	379,357	-	125,280	1,797,986
	2006	428,340	661,500	-	-	-	73,080	1,162,920

J.B.P. Coopmans[7]
Board Member	2007	430,277	260,610	-	317,829	-	51,641	1,060,357
	2006	132,216	78,034	-	374,315	-	15,813	600,378

Total current members	2007	3,210,385	2,727,385	2,500,000	2,655,407	281,197	337,605	11,711,979
	2006	2,313,929	2,857,279	-	807,972	258,334	198,623	6,436,137
	2005	1,425,225	1,273,000	-	-	714,887	84,700	3,497,812

1) Actual bonuses disclosed in a specific year relate to the performance in that year, but are paid out in the following year. In 2007 Mr. Scheepbouwer received an upfront payment of his EUR 2.5 million retirement bonus upon signing the extended contract.

2) The fair value of the share-based award as of the grant date. The fair value is the amount for which an item could be exchanged or settled between knowledgeable willing parties. Costs under IFRS deviate from the value attributed to the individual awards at the date of grant, due to differences in calculation method. Under IFRS the fair value of the share-based award is charged to the P&L over the vesting period. Costs recognized for shares and share-based awards under IFRS amounted to EUR 146,205 in 2007 for Mr. Scheepbouwer, EUR 294,573 in 2007 (EUR 103,666 in 2006) for Mr. Smits, EUR 264,607 in 2007 (EUR 71,298 in 2006) for Mr. Blok, EUR 85,115 in 2007 (EUR 0 in 2006) for Mr. Miller and EUR 195,968 in 2007 (EUR 38,251 in 2006) for Mr. Coopmans.

3) The fair value of the option award as of the grant date. The fair value is the amount for which an item could be exchanged or settled between knowledgeable willing parties. Costs under IFRS deviate from the value attributed to the individual awards at the date of grant, due to differences in calculation method. Under IFRS the fair value of the options is charged to the P&L over the vesting period. Cost recognized for options under IFRS amounted to EUR 368,590 in 2007 (EUR 604,793 in 2006, EUR 828,898 in 2005) for Mr. Scheepbouwer, EUR 130,071 in 2007 (EUR 146,847 in 2006, EUR 117,053 in 2005) for Mr. Smits, EUR 30,197 in 2007 (EUR 31,261 in 2006, EUR 0 in 2005) for Mr. Miller and EUR 121,087 in 2007 (EUR 113,677 in 2006) for Mr. Blok.

4) The pension costs relate to the premiums paid for new Board members as of 2006 and the service cost in the corresponding years for the other members. Interest charges and investment yields are not allocated on an individual level.

5) Mr. Blok joined the Board of Management on April 15, 2004 and resigned from the Board on December 23, 2004. Mr. Blok re-joined the Board of Management on June 1, 2006. The 2006 share award for Mr. Blok was granted when he was not a Board Member (the fair value as of the grant date amounted to EUR 356,154 in 2006).

6) The base salary of Mr. Miller is partly subject to Belgian tax law, pursuant to his Belgian Employment Agreement. It was agreed that a Dutch Employment Agreement would not have a negative impact on his net salary. Therefore, the remuneration payable to Mr. Miller includes a compensation for loss of net salary of EUR 134,000. Mr. Miller’s annual bonus also includes a compensation of EUR 114,332. Further, Mr. Miller received reimbursements for tuition costs of children and for private international medical plan expenses for him and his children. For Mr. Miller, a separate long-term incentive arrangement applies as agreed in his previous position before joining the Board of Management. See ‘Long-term incentives’ for further information on this arrangement. This long-term incentive was partly accrued for in 2007 for EUR 0.5 million (EUR 1 million in 2006).

7) In 2007, Mr. Coopmans received an additional relocation allowance for moving from Mexico City to The Netherlands of EUR 232,000 (EUR 100,000 in 2006).

The remuneration of the former members of the Board of Management is provided below.

Name and position	Year	Salary (EUR)	Bonus[1] (EUR)	Option Awards[2] (EUR)	Pension costs[3] (EUR)	Total (EUR)
G.J.M. Demuynck[4]
Board Member	2006	226,954	178,182	-	44,875	450,011
	2005	453,828	362,250	336,105	174,200	1,326,383

1) Actual bonuses disclosed in a specific year relate to the performance in that year, but paid out in the next year.

2) The fair value of the option award as of the grant date. Under IFRS the fair value of the options is charged to the P&L over the vesting period. Costs under IFRS deviate from the value attributed to the individual awards at the date of grant, due to differences in calculation method.

3) The pension costs relate to the service cost in the corresponding years. Interest charges and investment yields are not allocated on an individual level.

4) Mr. Demuynck resigned from the Board of Management on June 1, 2006. Cost recognized for options under IFRS amounted to EUR 0 in 2007 (EUR 424,504 in 2006, EUR 395,498 in 2005).

114	KPN Annual Report and Form 20-F 2007	Remuneration and Organizational Development Report

The following tables summarize the shares/share-based awards and options granted to members of the Board of Management, granted (un)conditional shares/share-based awards held by them during 2007, granted shares sold during 2007, granted options exercised by them during 2007, and granted (un)conditional shares/share-based awards and unexercised options held by them as of December 31, 2007. Options issued in 2007 carry an entitlement to one KPN share.

	Grant date	Number of granted shares as of January 1, 2007	Number of shares/ share-based awards granted in 2007[1]	Number of conditional shares/ share-based awards granted	Number of unconditional shares granted/ share-based awards	Number of granted shares/ share-based awards sold	Number of granted conditional shares/ share-based awards as of December 31, 2007	Number of granted unconditional shares/ share-based awards per December 31, 2007
A.J. Scheepbouwer	04-19-2007	-	48,485[2]	48,485	-	-	48,485	-

M.H.M. Smits	04-19-2007	-	49,794	49,794	-	-	49,794	-
	04-13-2006	37,160	-	37,160	-	-	37,160	-

E. Blok	04-19-2007	-	47,422	47,422	-	-	47,422	-
	04-13-2006[3]	31,290	-	31,290	-	-	31,290	-

S.P. Miller	04-19-2007	-	28,226	28,226	-	-	28,226	-

J.B.P. Coopmans	04-19-2007	-	23,648	23,648	-	-	23,648	-
	09-11-2006	32,075	-	32,075	-	-	32,075	-

Total		100,525	197,575	298,100	-	-	298,100	-

1) The share-based awards granted to the Board Members represent 13% of the total number of share-based awards granted in 2007.

2) During 2007, Mr. Scheepbouwer participated in the Performance Share Plan.

3) Shares not granted in capacity of Board Member.

See Note [3] of the Financial Statements for a description of the share plan.

	Grant date	Number of options as of January 1, 2007	Number of options granted in 2007[1]	Number of exercisable options	Options exercised during the year	Number of options as of December 31, 2007	Expiration date	Exercise price in euro
A.J. Scheepbouwer	04-19-2007	-	165,410	165,410	-	165,410	04-18-2012	12.09
	04-13-2006	215,278	-	215,278	-	215,278	04-12-2011	9.29
	04-14-2005	297,177	-	297,177	-	297,177	04-13-2010	6.73
	04-16-2004	310,078	-	310,078	-	310,078	04-15-2009	6.45
	05-13-2003	319,865	-	319,865	-	319,865	05-12-2008	5.94
	04-26-2002	385,356	-	385,356	385,356	-	04-25-2007	6.49

M.H.M. Smits[4]	04-14-2005	115,330	-	-	-	115,330	04-13-2013	6.73
	08-09-2004	42,708	42,708[3]	85,416	-	85,416	08-08-2012	6.07

E. Blok	04-14-2005	100,685[2]	-	-	-	100,685	04-13-2013	6.73
	04-16-2004	98,342	98,342[3]	196,684	-	196,684	04-15-2012	6.45
	05-13-2003	12,000[2]	-	12,000	-	12,000	05-12-2008	5.94
	04-26-2002	12,000[2]	-	12,000	12,000	-	04-25-2007	6.49

S.P. Miller	04-14-2005	28,000[2]	-	-	-	28,000	04-13-2013	6.73
	04-16-2004	32,000[2]	-	32,000	32,000	-	04-15-2012	6.45

J.B.P. Coopmans[4]

Total		1,968,819	306,460	2,031,264	429,356	1,845,923

1) The options granted to the CEO represent 100% of the total number of options granted in 2007.

2) Options not granted in capacity as Board Member.

3) As of the end of 2006, KPN held the fourth position with respect to the 2004 option grant, which led to a vesting percentage of 200% of the options that vested in April 2007 and August 2007. The 2004 option grant of Mr. Miller was not performance related.

4) In 2006, Mr. Smits privately purchased 400 options on 100 shares on the stock market and Mr. Coopmans privately purchased 200 options on 100 shares on the stock market.

KPN Annual Report and Form 20-F 2007	Remuneration and Organizational Development Report	115

Remuneration and Organizational Development Report

The exercise price of the options equals the market value of KPN’s share on the grant date. These options are performance related; and the numbers mentioned are on the basis of 100% vesting. As contractually agreed at the time of appointment, the stock options for the CEO are not linked to performance. This was disclosed in 2003 and approved by shareholders in 2004.

See Note [3] of the Financial Statements for a description of the option plans.

	Stock ownership Board of Management
	The tables below show the shares held by current members of our Board of Management.

	Number of shares
		December 31, 2007	December 31, 2006	December 31, 2005
	A.J. Scheepbouwer[1]	152,147	52,147	52,147
	M.H.M. Smits	15,500	15,500	15,500
	E. Blok	287	287	-
	S.P. Miller	-	-	-
	J.B.P. Coopmans	-	-	-
	Total	167,934	67,934	67,647
	1) On November 7, 2007 Mr. Scheepbouwer invested the total net proceeds of his EUR 2.5 million retirement bonus in KPN shares. This retirement bonus was accrued for in 2005, 2006 and 2007.
	Share ownership relates to normal shares, constituting one vote in the AGM per share.

Supervisory Board Remuneration 2007

The Committee has the formal responsibility to review and, if appropriate, recommend changes to remuneration for the Supervisory Board. Any recommended changes to Supervisory Board remuneration must be submitted to the AGM for approval.

The Committee decided to adjust the Supervisory Board remuneration in 2007 to reflect the increase in responsibilities of the Supervisory Board members over time. This adjustment was approved by the AGM on April 17, 2007.

The current annual remuneration for the Chairman of the Supervisory Board is EUR 65,000. Annual remuneration for Supervisory Board members is EUR 50,000. Committee fees are determined on an annual basis. The Committee will review the employment market peer group that currently acts as a reference for the remuneration levels of the Supervisory Board (not only limited to Dutch listed companies) in 2008 to ensure an adequate alignment with the relevant market competitive standards as adopted by companies of a similar size and complexity as KPN.

Shareholdings in the Company held by Supervisory Board members serve as a long-term investment in the Company and help align their interest with those of our other shareholders. No Supervisory Board member is granted stock options or shares as a form of remuneration. No member of the Supervisory Board held any stock options in the Company. As a policy, the Company does not provide loans to its Supervisory Board members.

The table below shows the remuneration payable to current and former Supervisory Board members in 2007 (on an annual basis).

Membership fees Amounts in euro on annual basis	From April 17, 2007	Until April 17, 2007
Chairman	65,000	60,000
Member	50,000	45,000
The table below reflects fixed committee fees as of April 12, 2005 on an annual basis.

Amounts in euro
Chairman Audit Committee	15,000
Member Audit Committee	10,000
Chairman Remuneration and Organizational Development Committee	5,000
Member Remuneration and Organizational Development Committee	3,500
Chairman Nominating and Corporate Governance Committee	5,000
Member Nominating and Corporate Governance Committee	3,500

116	KPN Annual Report and Form 20-F 2007	Remuneration and Organizational Development Report

Actual fees received in 2007 by each member of the Supervisory Board are reflected below.
Amounts in euro
	Membership fees 2007	Committee fees 2007	2007 Total	2006 Total	2005 Total
A.H.J. Risseeuw (Chairman)	63,528	8,500	72,028	68,500	66,270
M. Bischoff	48,528	10,000	58,528	55,000	53,425
C.M. Colijn-Hooymans	35,278	7,056	42,334	-	-
D.G. Eustace	48,528	15,000	63,528	60,000	57,866
D.I. Jager	48,528	8,500	57,028	53,500	54,888
M.E. Van Lier Lels	48,528	7,000	55,528	52,000	51,307
J.B.M. Streppel	48,528	10,000	58,528	55,000	51,925
The remuneration of the former members of the Supervisory Board is provided below.
Amounts in Euro
	Membership fees 2007	Committee fees 2007	2007 Total	2006 Total	2005 Total
V. Halberstadt	13,250	2,061	15,311	52,000	50,607
Members receive an additional fee if a meeting is held in a country other than the member‘s respective country of residence.
Stock ownership Supervisory Board
The tables below show the shares held by current members of our Supervisory Board.
Number of shares
	December 31, 2007	December 31, 2006	December 31, 2005
A.H.J. Risseeuw	46,524	46,524	46,524
D.G. Eustace	-	-	-
M. Bischoff	-	-	-
D.I. Jager	92,500	75,000	45,000
M.E. van Lier Lels	-	-	-
J.B.M. Streppel	-	-	-
C.M. Colijn-Hooymans	-	-	-
Total	139,024	121,524	91,524

Share ownership relates to normal shares or ADRs, constituting one vote in the AGM per share.

Members of the Remuneration and Organizational Development Committee:

D.I. Jager (Chairman)

M.E. van Lier Lels

A.H.J. Risseeuw

KPN Annual Report and Form 20-F 2007	Remuneration and Organizational Development Report	117

118	KPN Annual Report and Form 20-F 2007

KPN Financial Statements 2007

KPN Annual Report and Form 20-F 2007	119

Contents

Financial Statements
United States Opinion	121
Consolidated Income Statement	123
Consolidated Balance Sheet	124
Consolidated Cash Flow Statement	126
Consolidated Statement of Changes in Group Equity	127
General notes to the Consolidated Financial Statements	129
Notes to the Consolidated Income Statement	138
Notes to the Consolidated Balance Sheet	152
Financial Risk Management	174
Other disclosures	180
Commitments, contingencies and legal proceedings	187
Related party transactions	190
Subsequent events	191
Notes to the Consolidated Cash Flow Statement	192
Segment Reporting	195
Corporate Financial Statements	200
Corporate Income Statement	200
Corporate Balance Sheet	201
General Notes to the Corporate Financial Statements	202
Notes to the Corporate Balance Sheet	203

Other Information
206

120	KPN Annual Report and Form 20-F 2007	Contents/Financial Statements

Koninklijke KPN N.V. 2007 Consolidated Financial Statements

United States Opinion

To the General Meeting of Shareholders of Koninklijke KPN N.V.

Report of Independent

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated cash flow statements and consolidated statements of changes in group equity, as set out on pages 123 to 199, present fairly, in all material respects, the financial position of Koninklijke KPN N.V. and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s Board of Management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Controls over Financial Reporting on page 21 of the Annual Report and Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and on the Company’s internal control over financial reporting based on our audits, which were integrated audits in 2007 and 2006. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Registered Public
Accounting Firm

KPN Annual Report and Form 20-F 2007	Koninklijke KPN N.V. 2007 Consolidated Financial Statements/United States Opinion	121

Koninklijke KPN N.V. 2007 Consolidated Financial Statements

United States Opinion

As described in Management’s Report on Internal Controls over Financial Reporting on page 21 of the Annual Report and Form 20-F, management has excluded Getronics from its assessment of internal control over financial reporting as of December 31, 2007 because it was acquired by the Company in a purchase business combination during 2007. We have also excluded Getronics from our audit of internal control over financial reporting. Getronics is a 99% – owned subsidiary whose total assets and total revenues approximately represent 6% and 4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

The Hague, March 5, 2008 PricewaterhouseCoopers Accountants N.V.

R. Dekkers RA

Note that the United States opinion set out above is included for the purposes of Koninklijke KPN N.V.’s Annual Report on Form 20-F for the year ended December 31, 2007 and does not form part of Koninklijke KPN N.V.’s 2007 Annual Report.

122	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/United States Opinion

Consolidated Financial Statements

Consolidated Income Statement

Amounts in millions of euro, unless otherwise stated
	2007	2006	2005
Revenues [1]	12,461	11,941	11,811
Other income [2]	171	116	125
Total	12,632	12,057	11,936

Own work capitalized	-143	-112	-112
Cost of materials	914	900	1,044
Work contracted out and other expenses	4,569	4,314	4,075
Employee benefits [3]	1,632	1,435	1,441
Depreciation, amortization and impairments [4]	2,400	2,614	2,376
Other operating expenses [5]	760	683	764
Total operating expenses	10,132	9,834	9,588

Operating profit	2,500	2,223	2,348

Finance income [6]	37	43	44
Finance costs [6]	-584	-542	-566
Other financial results [6]	-13	-21	-25
Share of the profit of associates and joint ventures, net of tax [12]	1	7	13

Profit before income tax	1,941	1,710	1,814

Income taxes [7]	708	-127	-360
Profit for the year	2,649	1,583	1,454

Profit (loss) attributable to minority shareholders [20]	-3	-	-17
Profit attributable to equity holders [19]	2,652	1,583	1,437

Earnings per share after taxes attributable to equity holders for the year in euro [8]
– basic	1.42	0.79	0.66
– fully-diluted basis	1.42	0.79	0.65

[..] Bracketed numbers refer to the related Notes to the Consolidated Financial Statements, which form an integral part of these Consolidated Financial Statements.

For related party transactions reference is made to page 190.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Consolidated Income Statement	123

Consolidated Financial Statements

Consolidated Balance Sheet

Assets	Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006
	NON-CURRENT ASSETS
	Goodwill	5,781	4,569
	Licenses	3,457	3,865
	Software	410	315
	Other intangibles	776	302
	Total intangible assets [10]	10,424	9,051

	Land and buildings	793	733
	Plant and equipment	6,070	6,310
	Other tangible non-current assets	211	238
	Assets under construction	792	684
	Total Property, plant and equipment [11]	7,866	7,965

	Investments in associates and joint ventures [12]	27	11
	Derivative financial instruments [26]	11	13
	Deferred tax assets [7]	2,185	1,018
	Trade and other receivables [13]	197	112

	Total non-current assets	20,710	18,170

	CURRENT ASSETS
	Inventories [14]	150	113
	Trade and other receivables [15]	2,759	2,138
	Available-for-sale financial assets [16]	3	4
	Cash and cash equivalents [17]	1,148	803
	Total current assets	4,060	3,058

	Non-current assets and disposal groups held for sale [18]	27	30

	TOTAL ASSETS	24,797	21,258

[..] Bracketed numbers refer to the related Notes to the Consolidated Financial Statements, which form an integral part of these Consolidated Financial Statements.

For related party transactions, reference is made to page 190.

124	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Consolidated Balance Sheet

Group Equity and Liabilities	Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006
	GROUP EQUITY
	Share capital	443	463
	Share premium	11,120	12,100
	Other reserves	-608	-215
	Retained earnings	-6,465	-8,153
	Equity attributable to equity holders [19]	4,490	4,195
	Minority interests [20]	28	1
	Total Group equity	4,518	4,196

	NON-CURRENT LIABILITIES
	Borrowings [21]	9,454	8,426
	Derivative financial instruments [26]	329	925
	Deferred tax liabilities [7]	2,055	1,992
	Provisions for retirement benefit obligations [22]	1,198	1,236
	Provisions for other liabilities and charges [23]	390	374
	Other payables and deferred income [24]	276	260
	Total non-current liabilities	13,702	13,213

	CURRENT LIABILITIES
	Trade and other payables [25]	3,897	2,936
	Borrowings [21]	2,301	642
	Derivative financial instruments [26]	28	2
	Current tax liabilities	278	202
	Provisions for other liabilities and charges [23]	73	67
	Total current liabilities	6,577	3,849

	Liabilities directly associated with non-current assets and disposal groups classified as held for sale [18]	0	0

	TOTAL EQUITY AND LIABILITIES	24,797	21,258

[..] Bracketed numbers refer to the related Notes to the Consolidated Financial Statements, which form an integral part of these Consolidated Financial Statements.

For related party transactions, reference is made to page 190.

For commitments and contingencies, reference is made to page 187 and 188.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Consolidated Balance Sheet	125

Consolidated Financial Statements

Consolidated Cash Flow Statement

Amounts in millions of euro	2007	2006	2005
Profit before income tax	1,941	1,710	1,814

Adjustments for:
- Net finance cost	560	520	547
- Share-based compensation [3]	8	11	9
- Share of the profit of associates and joint ventures	-1	-7	-13
- Depreciation, amortization and impairments [4]	2,400	2,614	2,376
- Other income [2]	-171	-116	-125
- Non-cash revenues	-	-	-26
- Changes in provisions (excluding deferred taxes)	-288	-176	-248

Changes in working capital relating to:
- Inventory	9	20	64
- Trade receivables	-30	8	21
- Prepayments and accrued income	30	-96	70
- Other current assets	39	-38	37
- Accounts payables	-24	-109	-38
- Accruals and deferred income	158	124	-218
- Current liabilities (excluding short-term financing)	-26	-71	64

Received dividends	7	9	7
Taxes received (paid)	-251	147	-24
Interest paid	-471	-479	-484
Net Cash flow provided by operating activities	3,890	4,071	3,833

Acquisition of subsidiaries, associates and joint ventures (net of cash)	-1,690	-369	-1,036
Disposal of subsidiaries, associates and joint ventures	15	72	10
Investments in intangible assets	-324	-200	-223
Investments in property, plant and equipment	-1,372	-1,451	-1,186
Disposals of intangible assets	-	-	3
Disposals of property, plant and equipment	-	56	31
Disposals assets held for sale and other	217	14	195
Net Cash flow used in investing activities [27]	-3,154	-1,878	-2,206

Share repurchase	-1,569	-1,615	-1,697
Dividends paid	-982	-982	-890
Shares purchased for option plans	-	-18	-33
Exercised options	28	38	31
Proceeds from borrowings	4,321	2,932	1,350
Repayments of borrowings and settlement of derivatives	-2,300	-2,373	-1,662
Proceeds from interest-bearing current liabilities	-	-6	-17
Net Cash flow used in financing activities [28]	-502	-2,024	-2,918

Changes in cash and cash equivalents	234	169	-1,291

Net Cash and cash equivalents at the beginning of the year [17]	429	261	1,551
Exchange rate differences	-1	-1	1
Changes in cash and cash equivalents	234	169	-1,291
Net Cash and cash equivalents at the end of the year [17]	662	429	261
- of which bank overdrafts	486	374	804
Cash and cash equivalents [17]	1,148	803	1,065
- of which held for sale	-	-	32

[..] Bracketed numbers refer to the related Notes to the Consolidated Financial Statements, which form an integral part of these Consolidated Financial Statements.
For Business combinations and other changes in consolidation, reference is made to page 180.

126	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Consolidated Cash Flow Statement

Consolidated Financial Statements

Consolidated Statement of Changes in Group Equity

Amounts in millions of euro
	Number of subscribed shares	Share capital [19]	Share premium [19]	Other reserve [19]	Retained earnings	Equity attribu- table to equity holders	Minority interests [20]	Total Group equity
Balance as of Jan. 1, 2005	2,329,399,969	559	15,307	-280	-9,320	6,266	145	6,411

– Cash flow hedges, net of taxes	-	-	-	11	-	11	-	11
– Realized profit on available-for-sale financial assets	-	-	-	-23	-	-23	-	-23
– Currency translation and other adjustments	-	-	-	9	2	11	-	11
Net income recognized directly in equity	-	-	-	-3	2	-1	-	-1
– Profit for the year	-	-	-	-	1,437	1,437	17	1,454
Total recognized income 2005	-	-	-	-3	1,439	1,436	17	1,453

Share-based compensation	-	-	-	-	9	9	-	9
Exercise of options	-	-	-	28	3	31	-	31
Shares repurchased (including for option plans and repurchase costs)	-	-	-	-1,784	-	-1,784	-	-1,784
Shares cancelled	-181,039,631	-43	-1,209	1,252	-	-	-	-
Shares issued (acquisition SNT)	3,000,031	1	19	-	-	20	-	20
Dividends paid	-	-	-	-	-890	-890	-	-890
Dividend tax	-	-	-	-	-12	-12	-	-12
Acquisition of minority interests	-	-	-	-	-	-	-134	-134
Total changes	-178,039,600	-42	-1,190	-504	-890	-2,626	-134	-2,760

Balance as of Dec. 31, 2005	2,151,360,369	517	14,117	-787	-8,771	5,076	28	5,104

– Cash flow hedges, net of taxes	-	-	-	58	-	58	-	58
– Currency translation and other adjustments	-	-	-	-8	-	-8	-	-8
Net income recognized directly in equity	-	-	-	50	-	50	-	50
– Profit for the year	-	-	-	-	1,583	1,583	-	1,583
Total recognized income 2006	-	-	-	50	1,583	1,633	-	1,633

Share-based compensation	-	-	-	-	11	11	-	11
Exercise of options	-	-	-	32	6	38	-	38
Shares repurchased (including for option plans and repurchase costs)	-	-	-	-1,581	-	-1,581	-	-1,581
Shares cancelled	-222,809,044	-54	-2,017	2,071	-	-	-	-
Shares issued	1	-	-	-	-	-	-	-
Dividends paid	-	-	-	-	-982	-982	-11	-993
Sale (Acquisition) of minority interests	-	-	-	-	-	-	-16	-16
Total changes	-222,809,043	-54	-2,017	522	-965	-2,514	-27	-2,541

Balance as of December 31, 2006	1,928,551,326	463	12,100	-215	-8,153	4,195	1	4,196

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Consolidated Statement of Changes in Group Equity	127

Consolidated Financial Statements

Consolidated Statement of Changes in Group Equity

Amounts in millions of euro
	Number of subscribed shares	Share capital [19]	Share premium [19]	Other reserves [19]	Retained earnings	Equity attribu- table to equity holders	Minority interests [20]	Total Group equity
– Cash flow hedges, net of taxes	-	-	-	83	-	83	-	83
– Currency translation adjustments	-	-	-	-1	-	-1	-	-1
Net income recognized directly in equity	-	-	-	82	-	82	-	82
– Profit for the year	-	-	-	-	2,652	2,652	-3	2,649
Total recognized income 2007	-	-	-	82	2,652	2,734	-3	2,731

Share-based compensation	-	-	-	-	8	8	-	8
Exercise of options	-	-	-	25	3	28	-	28
Shares repurchased	-	-	-	-1,500	-	-1,500	-	-1,500
Shares cancelled	-85,069,113	-20	-980	1,000	-	-	-	-
Dividends paid	-	-	-	-	-982	-982	-	-982
Tax on share-based compensation	-	-	-	-	7	7	-	7
Minority interest arising from business combinations	-	-	-	-	-	-	30	30
Total changes	-85,069,113	-20	-980	-475	-964	-2,439	30	-2,409

Balance as of December 31, 2007	1,843,482,213	443	11,120	-608	-6,465	4,490	28	4,518
[..]	Bracketed numbers refer to the related Notes to the Consolidated Financial Statements, which form an integral part of these Consolidated Financial Statements.

128	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Consolidated Statement of Changes in Group Equity

Consolidated Financial Statements

General notes to the Consolidated Financial Statements

General information

KPN is the leading telecommunications and ICT service provider in The Netherlands, offering wireline and wireless telephony, internet and TV to consumers and end-to-end telecom and ICT services to business customers. KPN’s subsidiary Getronics operates a global ICT services company with a market leading position in the Benelux, offering end-to-end solutions in infrastructure and network-related IT. In Germany and Belgium, KPN pursues a multi-brand strategy in its mobile operations and holds number three market positions through E-Plus and BASE. KPN provides wholesale network services to third parties and operates an efficient IP-based infrastructure with global scale in international wholesale through iBasis.

Koninklijke KPN N.V. (KPN or the Company) was incorporated in 1989 and is domiciled in The Netherlands. The address of its registered office is Maanplein 55, 2516 CK The Hague.

Our shares are listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

The financial statements as of and for the year ended December 31, 2007 of Koninklijke KPN N.V. were approved for issue by both the Supervisory Board and the Board of Management on March 5, 2008.

The financial statements are subject to adoption by the Annual General Meeting of Shareholders on April 15, 2008.

	Supervisory Board	Board of Management
	A.H.J. Risseeuw	A.J. Scheepbouwer
	D.G. Eustace	M.H.M. Smits
	M. Bischoff	S.P. Miller
	C.M. Colijn-Hooymans	E. Blok
	D.I. Jager	J.B.P. Coopmans
M.E. van Lier Lels
J.B.M. Streppel

Significant accounting policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

Koninklijke KPN N.V. applies International Financial Reporting Standards (‘IFRS’), which have been prepared in accordance with both International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union.

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

Consolidation

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which we have the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether we control another entity. Subsidiaries are fully consolidated from the date on which control is transferred to us and are deconsolidated from the date on which our control ceases.

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

Intercompany transactions, balances and unrealized results on transactions with subsidiaries are eliminated.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/General notes to the Consolidated Financial Statements	129

Consolidated Financial Statements

General notes to the Consolidated Financial Statements

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

Segment reporting

We have early adopted IFRS 8 as from January 1, 2007. This is a change in accounting policy which has no impact on KPN’s consolidated financial position. Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (‘CEO’), which is the chief operating decision maker according to IFRS 8.

Foreign currency translation

Functional and presentation currency

Items included in the financial information of each of our entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial information is presented in euro, which is our functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

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

2.  income and expenses for each income statement are translated at average exchange rates; and

3.  all resulting exchange differences are recognized as a separate component within the ‘other reserves’ recorded within equity (currency translation adjustments).

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

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the period as well as the information disclosed. Actual results in the future may differ from those estimates.

130	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/General notes to the Consolidated Financial Statements

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

At each reporting date an assessment is made whether there is any indication that goodwill may be impaired, but goodwill is tested for impairment at least annually. Goodwill is impaired if the recoverable amount of the cash-generating unit to which it is allocated is lower than the book value of the cash-generating unit concerned. The recoverable amount is defined as the higher of the cash generating unit’s fair value less cost to sell and its value in use.

Licenses

Licenses are valued at cost less amortization and impairment. Amortization is calculated according to the straight-line method and is incorporated as from the date that services can be offered (available for use). The amortization period for licenses equals the useful life, but is limited to the expiration date of the licenses. Licenses are impaired if the recoverable amount falls below the book value of the asset concerned. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use. Impairments are reversed if and to the extent that the impairment no longer exists.

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

Research and development

Costs incurred on development projects are recognized as intangible assets when it is probable that we will achieve economic benefits in the future, considering its commercial and technological feasibility, and costs can be measured reliably. Research and other development expenditures are recognized as an expense as incurred. Development costs that have a finite useful life and that have been capitalized are amortized from the date that services can be offered on a straight-line basis over the period of its expected useful life.

Capitalized development projects are impaired if the recoverable amount falls below the book value of the asset concerned. Impairments are reversed if and to the extent that the impairment no longer exists. The recoverable amount is defined as the higher of an asset’s fair value less cost to sell and its value in use.

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/General notes to the Consolidated Financial Statements	131

Consolidated Financial Statements

General notes to the Consolidated Financial Statements

Financial assets

Financial assets include investments in companies other than subsidiaries and associates, financial receivables held for investment purposes and other securities.

We classify our financial assets in the following four categories:

•   financial assets at fair value through profit or loss;

•   loans and receivables;

•   held-to-maturity investments; and

•   available-for-sale financial assets.

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

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments not quoted in an active market and created by us by providing money, goods or services directly to a debtor, other than:

•   those we intend to sell immediately or in the short term, which are classified as held for trading; and

•   those for which we may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available for sale.

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

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active and for unlisted securities, KPN establishes the fair value by using valuation techniques. These include among other things the use of recent at arm’s length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis.

132	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/General notes to the Consolidated Financial Statements

Derivative financial instruments and hedging activities

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

We document at the inception of transactions the relationship between the derivative and the underlying loan, as well as the objective of the risk management and the strategy for undertaking transactions. In the documentation it is also stated whether the hedge relationship is expected to be highly effective – at inception and on an ongoing basis – and how the effectiveness is tested.

Changes in the fair value of a highly effective derivative, that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged item that is attributable to the hedged risk, are recorded in the ‘other financial results’ in the Consolidated Income Statement.

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

For certain derivative instruments we do not apply hedge accounting. Changes in the fair value of these instruments are immediately recognized in ‘other financial results’ of the Consolidated Income Statement.

The full fair value of hedging derivatives is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability if the remaining maturity is less than 12 months.

Deferred taxes

Deferred tax assets and liabilities arising from deductible or taxable temporary differences between the value of assets and liabilities for financial reporting purposes and for tax purposes and deferred tax assets related to carry forward losses are stated at nominal value and are calculated on the basis of corporate income tax rates enacted or substantially enacted as of the balance sheet date. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences and tax loss carry forwards can be utilized. Deferred tax assets and liabilities are netted if there is a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and there is an intention to settle on a net basis.

Inventories

Inventories of resources, parts, tools and measuring instruments, and finished goods are valued at the lower of cost or net realizable value. The cost of inventories is determined using the weighted average cost. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

Transition expenses relating to fixed price contracts involving managed ICT services are capitalized and subsequently recognized in the income statement on a straight-line basis during the period the services are provided, taking into account the number of office seats included in the service contract during the term of the contract. Transition expenses consist primarily of the labour and other cost of personnel directly engaged in performing the transition, third party services, products and other cost which will be charged to the client. Transition expenses are capitalised if it is probable that they will be recovered and are classified under inventories.

Trade and other receivables

Receivables are initially recognized at fair value, and subsequently measured at amortized cost using the effective interest rate method less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset’s carrying

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/General notes to the Consolidated Financial Statements	133

Consolidated Financial Statements

General notes to the Consolidated Financial Statements

amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement within other operating expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against other operating expenses in the income statement.

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

When a Group entity purchases our own equity instruments (treasury shares), the consideration traded is deducted from other reserves at trade date until those shares are cancelled, reissued or disposed of. Upon subsequent sale or reissue of such shares, any consideration received is included in other reserves.

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

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over the period of the borrowings using the effective interest method. Corresponding borrowing costs are recognized in the consolidated income statement in the period in which they are incurred.

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

134	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/General notes to the Consolidated Financial Statements

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

Income Statement	Revenue recognition

Revenue comprises in the ordinary course of business the fair value of consideration received or receivable for the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating sales within the Group.

The Group’s revenues are derived from the following telecommunication and ICT services and products:
• traffic fees;
• subscription fees;
• one-off connection fees and other initial fees;
• sales of peripheral and other equipment;
• integrated, outsourced and managed ict solutions; and
• other, including royalty income.

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

‘Integrated, outsourced and managed ICT solutions’ include designing, building, deploying and managing ICT solutions. These services are provided on a time and material basis or as a fixed-price contract with contract terms generally ranging from less than one year to three years. Revenue from time and material contracts is recognized at the contractual rates as labour hours are delivered and direct expenses are incurred. Revenue

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/General notes to the Consolidated Financial Statements	135

Consolidated Financial Statements

General notes to the Consolidated Financial Statements

from contracts involving design, build and deploy services is recognized under the percentage-of-completion (POC) method unless the outcome of the contract cannot be estimated reliably. Under the POC method, revenue is recognized based on the costs incurred to date as a percentage of the total estimated costs to fulfill the contract. Revenue from fixed-price contracts involving manage services is recognized in the period the services are provided using a straight-line basis over the term of the contract. When the outcome of the contract cannot be estimated reliably, revenue is recognized only to the extent of contract costs incurred.

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

Share-based compensation

We operate a number of share-based compensation plans. The fair value of options or shares granted to employees, are recognized over the vesting period of the options or shares. The costs are determined by the fair value of the options and shares and the number of options or shares expected to vest. On each balance sheet date, we determine if it is necessary to revise our expectation of the number of options or shares that will vest. Liabilities with respect to cash settled share based compensation are recognized via the provisions and remeasured at each balance sheet date via the Consolidated Income Statement; equity settled share based compensation via ‘other reserves’ within equity.

Operating expenses

Operating expenses are determined based on the aforementioned accounting principles and are allocated to the year to which they relate. Subscriber acquisition and retention costs are expensed as incurred. For research and development, reference is made to the policy above.

136	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/General notes to the Consolidated Financial Statements

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

For our critical accounting estimates and judgments, reference is made to the relevant individual notes to these financial statements, more specifically note [7] Taxation, note [10] Intangible fixed assets, note [11] Property, plant and equipment, note [22] Provisions for retirement benefit obligations and note [23] Provision for other liabilities and charges (and related contingencies) and the section ‘Financial Risk Management’.

Information on US GAAP

On November 15, 2007 the Securities and Exchange Commission (SEC) approved rule amendments under which financial statements from foreign private issuers in the US will be accepted without a reconciliation to US GAAP if the financial statements are prepared using IFRS as issued by the IASB. The new rule is effective for the 2007 fiscal year. As a result, we do not provide reconciliation to US GAAP anymore.

Recent accounting pronouncements 2008

Following is a short description of new accounting standards becoming effective in 2008 or later.

•  IFRS 8 ‘Operating Segments’ introduces the ‘management approach’ to segment reporting, whereby segment reporting is based on internal management reporting and replaces IAS 14. IFRS 8 aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. IFRS 8 which KPN early adopted in 2007, will require the disclosure of segment information based on the internal reports regularly reviewed by the Group’s Chief Operating Decision Maker (CEO) in order to assess each segment’s performance and to allocate resources to them.

•  Revised IAS 23 ‘Borrowing Costs’ removes the option to expense borrowing costs and requires that an entity capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. The revised IAS 23 will become mandatory for the Group’s 2009 financial statements and will constitute a change in accounting policy for the Group. KPN will not early adopt IAS 23. KPN is investigating the impact of applying IAS 23 on the consolidated financial statements.

•  IFRIC 13 Customer Loyalty Programmes addresses the accounting by entities that operate, or otherwise participate in, customer loyalty programs for their customers. It relates to customer loyalty programs under which the customer can redeem credits for awards such as free or discounted goods or services. IFRIC 13, which becomes mandatory for the Group’s 2009 financial statements, is not expected to have a material impact on the consolidated financial statements.

•  IFRIC 14 ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ clarifies when refunds or reductions in future contributions in relation to defined benefit assets should be regarded as available and provides guidance on the impact of minimum funding requirements (MFR) on such assets. IFRIC 14 will become mandatory for the Group’s 2008 financial statements. IFRIC 14 is not expected to have material impact on the consolidated financial statements. Reference is made to note [22] Provisions for retirement benefit obligations.

•  We believe that other interpretations and standards (such as IFRIC 11 IFRS 2 ‘Group and Treasury Share Transactions’, IFRIC 12 ‘Service Concession Arrangement’ which will become mandatory for the Group’s 2008 financial statements), will have no material impact on the consolidated financial statements.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/General notes to the Consolidated Financial Statements	137

Consolidated Financial Statements

Notes to the Consolidated Income Statement

[1] Revenues	Amounts in millions of euro	2007	2006	2005
	Rendering of services	11,986	11,366	10,930
	Sale of goods	427	471	748
	Royalties and other revenues	48	104	133
	Total revenues	12,461	11,941	11,811

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

[2] Other income	Amounts in millions of euro	2007	2006	2005
	Gains on the sale of property, plant and equipment	96	32	18
	Other gains	75	84	107
	Total other income	171	116	125

Other gains in 2007 include an amount of EUR 4 million relating to the settlement of the sale of Xantic. An amount of EUR 66 million relates to a non-cash gain as a result of the sale of KPN Global Carrier Services to iBasis (see note ‘Business combinations’).

Other gains in 2006 include the gain on the sale of Xantic amounting to EUR 74 million, of which EUR 6 million was received in 2007.

In 2005, Other income included gains totaling EUR 23 million from the sale of available-for-sale financial assets and EUR 84 million related to the remaining 2.16% interest in KPN Mobile from NTT DoCoMo as described under note [1] Revenues. On January 1, 2005, Intelsat and Infonet Services Corporation were recorded at net selling price. At settlement, the unrealized gains recognized in equity have been recycled through Other income.

[3] Employee benefits	Amounts in millions of euro	2007	2006	2005
	Salaries and wages	1,381	1,198	1,192
	Pension charges (incl. Social Plan 2001)	100	116	95
	Social security contributions	151	121	154
	Total employee benefits	1,632	1,435	1,441

Reference is made to ‘Segment reporting’ for further information on the average number of employees.
Board of Management and Supervisory Board

The Remuneration and Organizational Development Report included in this Annual Report contains required information comprising ‘Details on all remuneration per individual’ and ‘Supervisory Board Remuneration 2007’.

138	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Income Statement

Share option plans

KPN has granted stock options on its shares to members of the Board of Management, management and employees in The Netherlands with a collective labor agreement. Total costs related to share option plans amounted to EUR 5 million in 2007 (EUR 8 million in 2006 and EUR 9 million in 2005) and is included in Salaries and wages.

All options granted are equity settled options and are forfeited when employees leave KPN for reasons other than retirement, disability or death (except for some personnel plans). The other main features of the option plans granted to KPN staff and management are:

		Exercise price (in euro)	Maximum term	Type	Exercisable (after grant date)	Vesting period	Profits in escrow if exercised within 3 years	Performance related
2002	Management (incl. CEO)	6.49	5 years	OTM	immediate	3 years	yes	no
	Management Germany	6.49	5 years	OTM	3 years	3 years	-	no
	Management Belgium	6.23	5 years	OTM	3.7 years	3 years	-	no
	Personnel	5.19	5 years	ATM	3 years	none	-	no
2003	Management (incl. CEO)	7.43 – 7.79	5 years	OTM	immediate	3 years	yes	no
	Management	5.94	5 years	ATM	immediate	3 years	yes	no
	Management	5.94 – 6.09	5 years	ATM	3 years	3 years	-	no
	Management Belgium	5.94	5 years	ATM	3.7 years	3 years	-	no
	Personnel	5.94	5 years	ATM	3 years	none	-	no
2004	CEO	6.45	5 years	ATM	immediate	3 years	yes	no
	Management	6.07 – 6.45	8 years	ATM	3 years	3 years	-	yes
	Management	6.45	8 years	ATM	3 years	3 years	-	no
	Management Belgium	6.45	8 years	ATM	3.7 years	3 years	-	no
	Personnel	6.45	5 years	ATM	3 years	none	-	no
2005	CEO	6.73	5 years	ATM	immediate	3 years	yes	no
	Management	6.52 – 7.46	8 years	ATM	3 years	3 years	-	yes
	Management	6.73	8 years	ATM	3 years	3 years	-	no
	Management Belgium	6.73	8 years	ATM	3.7 years	3 years	-	no
	Personnel	6.73	5 years	ATM	3 years	3 years	-	no
2006	CEO	9.29	5 years	ATM	immediate	3 years	yes	no
2007	CEO	12.09	5 years	ATM	immediate	3 years	yes	no

Type:

OTM: out of the money. At date of granting, market share price is lower than the exercise price.

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

Personnel:

Personnel means all Dutch employees subject to the KPN collective labor agreement. When employees leave before the third anniversary after grant date, options are exercisable from this date and expire three months later (except for April 2005 option plans: options forfeit when leaving before the third anniversary).

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Income Statement	139

Consolidated Financial Statements

Notes to the Consolidated Income Statement

Summary of options outstanding as of December 31, 2007
Granted in:	Number outstanding Dec. 31, 2007	Exercise price per option	Weighted average remaining contractual life (years)
2003	1,478,815	5.94 – 7.79	0.4
2004	3,042,081	6.07 – 6.45	2.8
2005	5,352,697	6.52 – 7.46	3.5
2006	215,278	9.29	3.3
2007	165,410	12.09	4.3
Total	10,254,281

Summary of the changes in outstanding options:
		2007		2006		2005
	Number of options	Weighted average exercise price per option in euro	Number of options	Weighted average exercise price per option in euro	Number of options	Weighted average exercise price per option in euro
Outstanding at the beginning of the year	14,626,492	6.48	26,653,491	7.94	30,050,652	11.74
Options granted	758,096	7.66	215,278	9.29	6,436,160	6.73
Options exercised	-4,576,437	6.20	-6,708,750	5.60	-5,779,375	5.38
Options expired	-69,500	6.13	-4,568,950	14.71	-2,262,632	57.43
Options forfeited	-484,370	5.05	-964,577	5.87	-1,791,314	14.48
Outstanding at the end of the year	10,254,281	6.35	14,626,492	6.48	26,653,491	7.94
Of which exercisable	5,195,661	6.64	4,632,954	5.79	13,811,451	8.71

The average KPN stock price in 2007 was EUR 12.00. The weighted average fair values and weighted average exercise prices per option at the date of grant for options granted were as follows:

In euro	Years ended December 31
	2007	2006	2005
Weighted average fair value of options granted with exercise prices equal to the market value of the stock at the date of grant	1.70	1.20	2.38
Weighted average exercise price of options granted with exercise prices equal to the market value of the stock at the date of grant	12.09	9.29	6.73

The fair value of each option is estimated at the date of grant using a binomial model with the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate (based on government bonds with a time to maturity of approximately 4 years)	4.2%	3.7%	2.8%
Expected dividend (based on 1-year historical daily data preceding the date of award)	4.5%	5.1%	3.0%
Option lives	4.0 years	4.0 years	4.3 years
Expected volatility (based on 3 years daily historical data; 2007 based on 4-years daily historical data)	21.2%	21.7%	50.8%

The aggregate intrinsic value of options outstanding as of December 31, 2007 was EUR 57 million (2006: EUR 60 million). The aggregate intrinsic value of options exercisable as of December 31, 2007 (2006: EUR 27 million) was EUR 29 million which represents the amount option holders would have received had they exercised their options as of that date. The intrinsic value is the difference between KPN’s closing stock price on the last trading day of EUR 12.44 and the stock option exercise price, multiplied by the number of stock option shares. The intrinsic value of options exercised during 2007 was EUR 27 million (2006: EUR 32 million).

At December 31, 2007 total compensation cost related to non-vested stock options not yet recognized amounted to EUR 1.5 million and is expected to be recognized over a weighted-average period of approximately 0.5 years (in 2006 EUR 6.2 million and 0.8 years). The amount of cash KPN received as a result of options exercised in 2007 was EUR 28 million (in 2006 EUR 38 million).

140	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Income Statement

Performance share plan

The Performance Share Plan was reviewed at the end of 2006 in light of changing Dutch tax regulations that became effective as per January 2007. As a result, the type of settlement from the PSP plan changed from equity-settled to cash-settled as per 2007 onwards. The structure and value of this element of pay for each individual did not change. The change in type of settlement was approved by the AGM on April 17, 2007.

During 2007 KPN granted 1,486,855 share-based awards to members of the Board of Management and the management in The Netherlands which vest over a three-year period. The number of share-based awards which vests depends on KPN’s total shareholder return position ranking relative to its peer group of 14 European telecommunications companies (including KPN) as determined on December 31, 2009. In 2007, the Committee has reviewed the TSR peer group and decided that for the 2007 grant and onwards, a more focused peer group will be used for the PSP. Carso Global Telecom, Mobistar and NTT DoCoMo have been removed from the peer group and Hellenic Telecom has been added to the peer group. As the number of companies in the TSR peer group decreased, the vesting schedule has been reviewed as well. The list of companies included in the peer groups can be found under ‘Relative Total Shareholder Return peer group’ in the remuneration report section. In the event that KPN is ranked in the last four of its peer group index, no restricted shares vest.

The vesting schedule for the 2007 share-based awards is as follows:

TSR - position 31-12-2009	Vesting%
1	200%
2	183%
3	167%
4	150%
5	133%
6	117%
7	100%
8	83%
9	67%
10	50%
11 t/m 14	0%

The total compensation expense associated with these awards in 2007 was EUR 4 million. The liability related to the 2007 share based awards as of December 31, 2007 was EUR 4 million.

The following table presents the non-vested share-based awards for the Plan for the year ended December 31, 2007. The weighted average fair value at grant date of a share is calculated using the Monte Carlo Simulation model. This model simulates share prices, Total Shareholder Return (TSR) ranking and fair value calculation for KPN and 13 of its peer companies.

	Shares	Weighted average fair value at grant date
Non-vested at December 31, 2006	-	-
Granted	1,486,855 [1]	13.44
Vested	0	0
Forfeited	-43,955	13.44
Non-vested at December 31, 2007	1,442,900	13.44

1) On the basis of 100% grant. The fair value of each share at the grant date is determined using the following assumptions:
Risk-free interest rate (based on EURO governments bonds with a remaining time to maturity of 3 years)	4.2.%
Expected dividend for KPN (based on 1-year historical daily data preceding the date of award)	4.5%
Expected volatility (based on 3-years daily historical data over the period April 20, 2004 – April 19, 2007)	19.1%

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Income Statement	141

Consolidated Financial Statements

Notes to the Consolidated Income Statement

At December 31, 2007 the fair value of each share is EUR 12.91, based on the most recently available share price of KPN and its performance compared to peer companies at the moment of valuation (i.e. closing share prices as per December 31, 2007).

During 2006 KPN granted 1,020,845 restricted KPN shares to members of the Board of Management and the management in The Netherlands which vest over a three-year period. The number of shares which vests depends on KPN’s total shareholder return position ranking relative to its peer group of 16 European telecommunications companies (including KPN) as determined on December 31, 2008. In the event that KPN is ranked in the last four of its peer group index, no restricted shares vest. If KPN is ranked between the ninth and twelfth positions, 50% of the restricted shares vest immediately and the remaining shares will be forfeited. In the event that KPN is ranked between the fifth and eighth position, 100% of the restricted shares vest immediately. If KPN is ranked in the top four of its peer index, 200% of the restricted shares will vest immediately. Once vested the restricted shares have a lock-up period of two years and therefore are not available to be traded from April 2009 through April 2011. The total compensation expense associated with these awards in 2007 was EUR 4 million (EUR 3 million in 2006).

As from April 13, 2009, management is able to sell a number of unconditional granted shares only up to the amount necessary to settle the wage taxes liability relating to the profit made on the stock compensation plan. From April 13, 2011 all remaining shares are available for trading.

The following table presents the non-vested shares for the Plan for the year ended December 31, 2007. The weighted average fair value at grant date of a share is calculated using the Monte Carlo Simulation model. This model simulates share prices, Total Shareholder Return (TSR) ranking and fair value calculation for KPN and 16 of its peer companies.

	Shares	Weighted average fair value at grant date

Non-vested at December 31, 2005	0
Granted	1,020,845 [1]	11.67
Vested	0
Forfeited	-60,190	11.67
Non-vested at December 31, 2006	960,655 [1]	11.67
Granted	0
Vested	0
Forfeited	-98,588	11.67
Non-vested at December 31, 2007	862,067	11.67
1) On the basis of 100% grant

The fair value of each share at the grant date is determined using the following assumptions:

Risk-free interest rate (based on EURO governments bonds with a remaining time to maturity of 3 years)	3.1%
Expected dividend for KPN (based on 1-year historical daily data preceding the date of award)	5.1%
Expected volatility (based on 3-years daily historical data over the period April 13, 2003 – April 12, 2006)	21.7%

142	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Income Statement

[4] Depreciation, amortization and impairments	Amounts in millions of euro	2007	2006	2005
	Impairment of goodwill	-	1	40
	Adjustment goodwill Telfort	-	175	-
	Amortization of other intangible assets	740	604	450
	Impairment of other intangible assets	20	2	4
	Total amortization and impairments of goodwill and other intangible assets	760	782	494

	– Depreciation of property, plant and equipment	1,626	1,796	1,848
	– Impairments and retirements of property, plant and equipment	14	36	34
	Total depreciation and impairments of property, plant and equipment	1,640	1,832	1,882

	Total	2,400	2,614	2,376
Depreciation and impairments on property, plant and equipment are detailed as follows:
Amounts in millions of euro	2007	2006	2005
By classification:
Land and buildings	87	82	93
Plant and equipment	1,416	1,620	1,667
Other tangible fixed assets	134	123	108
Assets under construction	3	7	14
Total	1,640	1,832	1,882

Impairments and retirements of property, plant and equipment relate completely to retirements of assets.

On February 28, 2006 KPN decided to integrate the networks of Mobile The Netherlands and Telfort. KPN retired the radio network of Telfort in 2007 and the core network will be retired in 2008. Based on this, KPN recognized accelerated depreciation of EUR 32 million in 2007 and EUR 90 million in 2006.

In 2006, KPN reassessed the remaining Telfort DCS and UMTS licenses and concluded that it was not anticipated that these will be used actively in a separate network upon completion of the first phase of the network integration mid 2007. The residual value of the DCS and UMTS licenses was considered to be insignificant. Consequently, KPN decided to accelerate the amortization of these licenses (impact in 2006 EUR 19 million and in 2007 EUR 116 million).

As a result of the restructuring at Telfort a goodwill adjustment amounting to EUR 175 million has been recorded during 2006. Reference is made to note [7] Taxation.

In 2005 the goodwill impairment amounts to EUR 40 million and relates to the SNT activities classified as held for sale, based on management’s estimate of the expected fair value less cost to sell.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Income Statement	143

Consolidated Financial Statements

Notes to the Consolidated Income Statement

[5] Other operating expenses

In 2007, other operating expenses comprises a net addition to the restructuring provision amounting to EUR 59 million (2006: 64 million) of which EUR 51 million related to redundancy personnel costs (2006: EUR 65 million) and EUR 8 million (in 2006: a release of EUR 1 million) related to contract obligations. Other operating expenses in 2005 also includes EUR 35 million relating to a fine imposed by OPTA and a settlement with competitors following the conclusion of the investigation by OPTA into discounts given by KPN to certain fixed telephony business customers.

Cost of research and development is included in Other operating expenses and amounted to EUR 16 million (2006: EUR 17 million; 2005: EUR 20 million). No development costs have been capitalized during 2007, 2006 and 2005.

[6] Financial income and expenses	Amounts in millions of euro	2007	2006	2005
	Finance income	37	43	44

	Interest on borrowings	-544	-501	-542
	Interest on provisions	-12	-15	-14
	Other	-28	-26	-10
	Finance costs	-584	-542	-566

	Reversal (impairment) financial non-current assets	-	-	-11
	Amortizable part of hedge reserve, note [19]	-13	-7	-7
	Fair value changes of forward exchange contracts	-3	-17	-12
	Exchange rate differences	3	3	9
	Other	-	-	-4
	Other financial results	-13	-21	-25

	Total	-560	-520	-547

In 2007, interest on borrowings include a non-cash amount of EUR 17 million (2006 EUR 13 million and 2005 EUR 28 million) relating to the effective interest expense on borrowings, which are valued at amortized cost.

In 2006, KPN early redeemed EUR 732 million of our EUR 1.5 billion Eurobond maturing in 2008. This early redemption resulted in additional charges of EUR 16 million, including bank charges and costs for unwinding a swap.

[7] Taxation	Income taxes
	Amounts in millions of euro	2007	2006	2005
	Current tax	-117	-65	36
	Changes in deferred taxes	825	-62	-396
	Income taxes	708	-127	-360

The tax benefit of EUR 708 million in 2007 includes a EUR 1,165 million gain from the further recognition of deferred tax assets at E-Plus arising from the valuation of tax loss carry forwards and deductible temporary differences. Until 2006, most separate taxable entities in the E-Plus group had a history of losses. In 2007, some separate taxable entities in the E-Plus group achieved positive taxable income due to improved business performance and financial restructurings. The improved business performance and financial restructurings in 2007 increased the estimated taxable income of E-Plus for 2008 and onwards. This resulted in an increase in the deferred tax asset at E-Plus of EUR 1,165 million to EUR 1,301 million at December 31, 2007. The deferred tax asset includes EUR 267 million estimated future tax savings due to available tax loss carry forwards and EUR 1,034 million estimated future realization of temporary differences due to the higher amortization of the UMTS license and amortization of goodwill for tax purposes.

144	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Income Statement

In 2006, KPN signed a compliance covenant (`Handhavingsconvenant`) with the Dutch tax authorities to self-assess and transparently discuss our current and potential future tax issues. In 2007 an agreement was reached with the Dutch tax authorities on most issues relating to the years 2001 up to and including 2005. This resulted in a net EUR 43 million tax charge in 2007. A few issues were outstanding at December 31, 2007 of which the deductibility of certain categories of share issue expenses is the most significant. KPN regards these expenses as tax deductible which is disputed by the tax authorities. Both parties have agreed to wait for the decision of the Dutch Supreme Court in a comparable case of another tax payer. The estimated maximum additional tax charge in case the expenses turn out to be non-deductible amounts to EUR 56 million. At December 31, 2007, no accrual was recorded for these outstanding issues.

The 2006 tax charge of EUR 127 million benefited from a net EUR 158 million release from deferred tax positions due to reduced Dutch corporate income tax rates, the (further) recognition of deferred tax assets of EUR 47 million to EUR 136 million at E-Plus and the positive tax effect of the Telfort restructuring of EUR 100 million.

The Telfort restructuring took place in December 2006. Pursuant to an agreement with the Dutch tax authorities, KPN transferred the assets, liabilities and operations of Telfort, acquired in 2005, for an amount of EUR 1,320 million into a new entity held by KPN. The transfer was recognized as a taxable transaction, resulting in a higher depreciable tax basis for that amount in the new entity and a taxable book gain in the old Telfort entity, against which book gain all of Telfort’s tax loss carry forwards were set off. After the transaction, all Telfort assets and liabilities had the same value as of December 31, 2006 for book and tax purposes, except for goodwill. The value for tax purposes of goodwill (EUR 793 million) exceeds the value for book purposes (EUR 314 million) by EUR 479 million as of December 31, 2006. Tax loss carry forwards not recognized at acquisition date but which subsequently turn out to be realizable, have to be part of the purchase price allocation with an adverse effect on goodwill. Due to the restructuring, previously unrecognized tax loss carry forwards became fully realizable and the original purchase price allocation was adjusted accordingly. Pursuant to IFRS 3, the deferred tax asset increased by EUR 175 million offset by a simultaneous decrease of goodwill for the same amount; both adjustments were recognized in the Consolidated Income Statement. On a net result level, the impact was nil. However, the EUR 175 million step-up in deferred tax assets is recorded as Income taxes, while the goodwill adjustment is presented as Depreciation, amortization and impairments. Upon completion of the restructuring, all assets and liabilities – except goodwill – had the same value for book and tax purposes, so all deferred tax assets and liabilities were derecognized. Only the excess of EUR 479 million of tax book value compared with book value of goodwill has resulted in a deferred tax asset of EUR 122 million. These adjustments had an adverse effect of EUR 75 million on Profit for the year in 2006 (EUR 100 million benefit as Income taxes and EUR 175 million charge on Depreciation, amortization and impairments), excluding the effect from the change of the corporate income tax rate.

Tax position

For Dutch tax purposes, Koninklijke KPN – the ultimate parent of the majority of KPN’s activities –, KPN Mobile and Getronics are separate tax entities. The German activities form a German partnership transparent for German tax purposes and a permanent establishment for Dutch tax purposes held by KPN Mobile. In 2006, the legal structure of KPN’s German mobile activities was simplified, resulting in a reduction in the number of tax entities. KPN Mobile holds a 77.5% interest in E-Plus, whereas Koninklijke KPN holds the remaining 22.5% interest in E-Plus.

By year-end 2007, KPN’s tax position in The Netherlands was as follows:

Koninklijke KPN

As of January 1, 2005, Koninklijke KPN’s deferred tax asset for corporate income tax loss carry forwards amounted to EUR 897 million. Taxable income in the following years, the application of tax carry-back rules and several reductions of the Dutch corporate income tax rates led to a decrease of the deferred tax asset to EUR 591 million and EUR 306 million at December 31, 2005 and 2006 respectively. In 2007, Koninklijke KPN moved into a taxpaying position as all tax loss carry forwards were utilized against positive taxable income.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to Consolidated Income Statements	145

Consolidated Financial Statements

Notes to the Consolidated Income Statement

KPN Mobile

An agreement in 2004 with the Dutch tax authorities resulted in a EUR 6 billion taxable gain for KPN Mobile upon conversion of EUR 14 billion of shareholder loans in 2002 and allowed KPN Mobile to offset in 2002 a EUR 11.5 billion loss related to E-Plus as a permanent establishment for Dutch tax purposes against its Dutch results, subject to recapture of this loss in later years. In the years 2002 to 2006, KPN Mobile did not pay corporate income tax due to the tax loss carry forwards of originally EUR 5.5 billion that arose in 2002, available for offset of KPN Mobile’s results including E-Plus’ result.

The corporate income tax liability on KPN Mobile’s Dutch profits as from 2002 (inclusive of the gain of EUR 6 billion) has been deferred due to the loss position caused by the deduction of the EUR 11.5 billion related to the German permanent establishment. This deferred tax liability increased because of KPN Mobile’s taxable results in the years through 2006 and decreased because of changes in the Dutch corporate tax rates. In 2007, KPN Mobile moved into a tax paying position as KPN Mobile’s taxable income including E-Plus’ result exceeded the remaining EUR 647 million tax loss carry forwards at December 31, 2006. Starting in 2007, the deferred tax liability will gradually turn into a current tax liability until the E-Plus loss has been fully recaptured. The deferred tax liability decreased by EUR 108 million in 2007 (2006: EUR 148 million d ecrease; 2005: EUR 74 million increase). As per December 31, 2007, the E-Plus loss still to be recaptured amounted to EUR 7.4 billion (2006: EUR 8.5 billion; 2005: EUR 9.3 billion). As a result, KPN Mobile’s deferred tax liability as of December 31, 2007 amounted to EUR 1,876 million.

Getronics

During 2007 we acquired Getronics. The Dutch operations of Getronics had tax loss carry forwards of approximately EUR 370 million at the acquisition date and EUR 336 million at December 31, 2007. For the major part of these tax loss carry forwards a deferred tax asset has been recognized which amounted to EUR 83 million at December 31, 2007. These tax loss carry forwards will expire in 2011 and 2012.

In addition, there are several other entities in The Netherlands which are separately liable for income taxes. In the other countries in which KPN operates, tax loss carry forwards are available and therefore no income tax is payable except when minimum taxes are applicable. In Germany, taxable income in a certain year can only be offset for 60% against tax loss carry forwards, over the remaining 40% of taxable income taxes have to be paid. Information about the available tax loss carry forwards is given on page 150.

146	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to Consolidated Income Statement

Effective tax rate

Amounts in millions of euro	2007	2006	2005
Profit before income tax [1]	1,940	1,703	1,801

Taxes at Dutch statutory tax rates	-495	-504	-567
Tax rate differences of foreign operations	-39	185	148
Non-taxable income and non-deductible expenses	14	-187	-37
Changes in Dutch corporate tax rates	-	158	52
(De)recognition of deferred tax positions:
– prior years deferred tax assets and liabilities	1,107	166	108
– current year deferred tax assets and liabilities	121	55	-64
Income taxes	708	-127	-360

Effective tax rate	-36.5%	7.5%	20.0%

1)  Excluding the share in profits of associates and joint ventures.

‘Taxes at Dutch statutory tax rates’ are calculated on the basis of Profit before income tax (excluding the share of profits of associates and joint ventures) and the applicable Dutch corporate income tax rate of 25.5% in 2007 (2006: 29.6%; 2005: 31.5%).

‘Tax rate differences of foreign operations’ reflect the impact of different tax rates in the fiscal jurisdictions, in which KPN operates. In 2005, 2006 and 2007, the corporate tax rates amounted to approximately 25% in Germany and 34% in Belgium. The German trade tax rate approximated 18% in these years.

‘Non-taxable income and non-deductible expenses’ represent adjustments for income not subject to taxation (such as the EUR 66 million book gain on the sale of KPN Global Carrier Services to iBasis in 2007, EUR 74 million book gain on the sale of Xantic in 2006, EUR 59 million negative goodwill resulting from the NTT DoCoMo transaction in 2005), non-deductible expenses (such as the EUR 40 million in SNT-related impairment charges in 2005) and in 2006 and 2005 the effects of the fiscal treatments of interests on intercompany loans under both the Dutch and German tax legislation.

‘Changes in Dutch corporate tax rates’ show the impact of recalculating KPN Mobile’s deferred tax liability (2006: EUR 282 million benefit; 2005: EUR 72 million benefit), Koninklijke KPN’s deferred tax asset (2006: EUR 75 million charge; 2005: EUR 24 million charge) and Telfort’s deferred tax position (2006: EUR 49 million charge; 2005: EUR 5 million benefit) applying the reduced Dutch corporate income tax rate of 25.5% in 2006 (2005: 29.6%).

‘(De)recognition of deferred tax positions’ reflects the effect of recognizing or derecognizing deferred tax assets and liabilities, both in prior years and the current year. The amounts in 2007 include an increase of EUR 1,165 million in the deferred tax asset at E-Plus. The amounts in 2006 are mainly attributable to the EUR 100 million positive tax effect of the legal restructuring of Telfort and to the EUR 47 million increase in the deferred tax asset of E-Plus.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements /Notes to Consolidated Income Statement	147

Consolidated Financial Statements

Notes to the Consolidated Income Statement

Deferred tax assets and liabilities
Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Deferred tax assets	2,185	1,018	1,348
– of which to be recovered after 12 months	1,848	665	1,256
– of which to be recovered within 12 months	337	353	92

Deferred tax liabilities	2,055	1,992	2,229
– of which to be realized after 12 months	1,662	1,889	2,206
– of which to be realized within 12 months	393	103	23

Deferred tax assets and liabilities	130	-974	-881

Depending on future taxable results, a part of deferred tax assets relating to tax loss carry forwards now considered to be recoverable after 12 months may be recoverable in the short term. Conversely, tax loss carry forwards now considered to be recoverable within 12 months may be recoverable in the long term.

Movement deferred tax assets and liabilities

Amounts in millions of euro
Balance as of January 1, 2005	-507

New consolidations	38
Income statement charge	-396
Tax charged to equity	-4
Classified as held for sale	-12
Balance as of December 31, 2005	-881

New consolidations	-7
Income statement charge	-62
Tax charged to equity	-27
Classified from held for sale	3
Balance as of December 31, 2006	-974

New consolidations	156
Income statement benefit	825
Reclassified to current tax payable (due to E-Plus loss recapture)	142
Tax charged to equity	-19

Balance as of December 31, 2007	130

Deferred tax charged to equity mainly relates to movements in the Hedge reserve.

148	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to Consolidated Income Statement

Deferred tax assets

Amounts in millions of euro	Tax loss carry forwards	Deductible temporary differences				Offset against deferred tax liabilities	Total
		Goodwill	Other intangibles	Pension provisions	Other (4)
Balance as of January 1, 2005	1,175	-	-	217	285		1,677

New consolidations	161	-	-	-	-	-	161
Income statement benefit/(charge)	-254	-	-	-26	20	-	-260
Tax charged to equity	-	-	-	-	-4	-	-4
Classified as held for sale	-14	-	-	-	-1	-	-15
Reclassifications	-	-	-			-211	-211
Balance as of December 31, 2005	1,068	-	-	191	300	-211	1,348

New consolidations	1	-	-	-	1	-	2
Income statement benefit/(charge) [1]	-404	122	-	-41	-115		-438
Tax charged to equity	-	-	-	-	-27		-27
Classified from held for sale	3	-	-	-	-		3
Reclassification		-	-	-	-	130	130
Balance as of December 31, 2006	668	122	-	150	159	-81	1,018

New consolidations	172	2	-	47	156	-107	270
Income statement benefit/(charge) [2]	-210	437	570	-5	56	-	848
Tax charged to equity	1	-	-	-2	-20	-	-21
Reclassification	2	-	-	-	-4	72	70
Balance as of December 31, 2007 [3]	633	561	570	190	347	-116	2,185
1)	In 2006, a deferred tax asset has been recognized of EUR 122 million for the difference between tax and book value of goodwill regarding Telfort.
2)

The income statement benefit for 2007 includes an increase in the deferred tax asset at E-Plus of EUR 1,165 million (EUR 158 million tax loss carry forwards, EUR 437 million goodwill and EUR 570 million UMTS license).

3)	At December 31, 2007, no deferred tax asset of EUR 3,262 million and EUR 672 million were recognized for loss carry forwards and deductible temporary differences respectively.
4)

Other deductible temporary differences at December 31, 2007 includes property, plant and equipment of EUR 103 million (2006: EUR 28 million), revenue recognition of EUR 66 million (2006: EUR 77 million) and an amount of EUR 107 million for the fiscal liquidation loss of the remaining non-operating Italian and Austrian legal entities of Getronics, acquired in 2007.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Income Statement	149

Consolidated Financial Statements

Notes to the Consolidated Income Statement

Deferred tax liabilities

		Taxable temporary differences
Amounts in millions of euro	Deferred liability due to losses German permanent establishment	Other (1)	Offset against deferred tax assets	Total

Balance as of January 1, 2005	2,058	126	-	2,184

New consolidations	-	123	-	123
Income statement charge	74	62	-	136
Classified as held for sale	-	-3	-	-3
Reclassification	-	-	-211	-211
Balance as of December 31, 2005	2,132	308	-211	2,229

Changes in accounting policies	-	-	-	-
Balance as of January 1, 2006	2,132	308	-211	2,229

New consolidations	-	9	-	9
Income statement charge	-148	-228	-	-376
Reclassification	-	-	130	130
Balance as of December 31, 2006	1,984	89	-81	1,992

New consolidations	-	221	-107	114
Income statement charge	22	1	-	23
Tax payable due to E-Plus loss recapture	-142	-	-	-142
Tax charged to equity	-	-2	-	-2
Reclassification	12	-14	72	70
Balance as of December 31, 2007 [1]	1,876	295	-116	2,055
1)

Other taxable temporary differences at December 31, 2007 includes intangible fixed assets of EUR 133 million mainly recognized as a result of business combinations in 2007, property plant and equipment of EUR 45 million (2006: EUR 29 million), provision for early retirement benefits of EUR 40 million (2006: EUR 39 million) and an amount of EUR 37 million for temporary write- off of carrying value of investments in group companies of Getronics, acquired in 2007.

Tax loss carry forwards and deferred tax assets

	Dec. 31, 2007		Dec. 31, 2006		Dec. 31, 2005
Amounts in millions of euro	Tax loss carry forwards	Recognized deferred tax assets	Tax loss carry forwards	Recognized deferred tax assets	Tax loss carry forwards	Recognized deferred tax assets
Koninklijke KPN – corporate tax [1]	188	19	1,256	306	2,056	591
Telfort – corporate tax [2]	-	-	-	-	1,068	156
BASE – corporate tax	504	171	614	209	748	211
E-Plus – trade tax [3]	5,465	168	7,831	136	3,258	89
E-Plus – corporate tax [3]	16,384	99	18,766	-	10,658	-
Getronics [4]	683	130	-	-	-	-
Other [5]	328	46	441	17	372	21
Total	23,552	633	28,908	668	18,160	1,068

1)

The tax loss carry forwards remaining at December 31, 2007 are pre-consolidation losses (‘voorvoegingsverliezen’) limited in their use as such losses may only be compensated by taxable income generated by the specific company itself.

2)	Telfort’s tax loss carry forwards as of December 31, 2005 were fully used in the context of the Telfort restructuring.
3)

E-Plus’ tax loss carry forwards at December 31, 2007 decreased compared to 2006 and increased compared to 2005, reflecting the results of the ongoing process of filing tax returns and discussions with the tax authorities, in the course of which process outstanding issues could be clarified. As from December 31, 2006, the corporate tax loss carry forward figure includes a loss available for compensation against taxable income of a specific company (“paragraph 15a Verlust”) which was not included in 2005. The loss carry forwards of trade tax and corporate tax can be used to offset future taxable income without any time limit. However, taxable income in a certain year can only be offset for 60% against tax loss carry forwards. Trade tax and corporate tax have to be paid over the remaining 40% of taxable income.

4)	This amount of tax loss carry forwards is a result of the acquisition of Getronics in 2007 and is reported in approximately 20 jurisdictions.
5)	This amount of tax loss carry forwards includes EUR 232 million acquired in business combinations in 2007.

150	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Income Statement

Recognized deferred tax assets reflect management’s best estimate of recoverable amounts. The amounts of tax loss carry forwards are subject to assessment by local tax authorities.
The available tax loss carry forwards at December 31, 2007 mentioned in the table expire as follows (in millions of euro):

2008	29
2009	12
2010	1
2011	311
2012	229
Later	349
Total limited	931
Unlimited [1]	22,621
Total	23,552
1) Including trade tax and corporate tax at E-Plus.

[8] Earnings per share

The following table shows the average number of subscribed ordinary shares and calculates the weighted average number of subscribed ordinary shares/weighted average number of subscribed ordinary shares taking into account the dilution effects:

Number of shares	2007	2006	2005
Weighted average number of subscribed ordinary shares outstanding	1,862,566,702	2,005,326,106	2,192,232,156

Dilution effects:
– options and non-vested shares	7,358,601	8,002,239	5,388,549
Weighted average number of subscribed ordinary shares outstanding including dilution effects	1,869,925,303	2,013,328,345	2,197,620,705

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Share options and non-vested shares are regarded to have potential dilutive effects on the ordinary shares. For the share options and share plan, a calculation is made in order to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price over 2007, being EUR 12.00) based on the monetary value of the subscription rights attached to outstanding share options.

The profit attributable to equity holders on a diluted basis is equal to the profit attributable to equity holders on a non-diluted basis for the years 2005-2007.

[9] Dividend per share

At the Annual General Meeting of Shareholders on April 15, 2008, a 2007 dividend of EUR 0.54 per share, totaling EUR 981 million, will be proposed. During 2007 we paid an interim dividend amounting to EUR 0.18 per share, in total EUR 337 million. These financial statements do not reflect the final proposal for dividend payable, which will be accounted for in the Consolidated Statement of Changes in Group Equity as an appropriation of retained earnings in the year ending December 31, 2008.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Income Statement	151

Consolidated Financial Statements

Notes to the Consolidated Balance Sheet

[10] Intangible fixed assets	Statement of changes in goodwill
Amounts in millions of euro	2007	2006
Cost	4,609	4,659
Accumulated impairments	-40	-48
Subtotal	4,569	4,611
– of which held for sale	-	-40
Balance as of January 1	4,569	4,571

Investments	1,212	148
Disposals	-	-14
Impairments	-	-1
Subsequent acquisition adjustment	-3	-
Exchange rate differences	3	-
Adjustment goodwill Telfort	-	-175
Total changes	1,212	-42

Cost	5,821	4,784
Adjustment goodwill Telfort 2006	-	-175
Accumulated acquisition cost	5,821	4,609
Accumulated impairments	-40	-40
Balance as of December 31	5,781	4,569

For our investments in 2007 and 2006 we refer to the section ‘Business combinations’. The subsequent acquisition adjustment relates to a correction on a deferred purchase consideration recorded in 2006.

For the adjustment of the goodwill relating to Telfort in 2006 reference is made to note [7] Taxation. Goodwill is paid for our acquisitions to strengthen our market position and to realize synergy advantages in future.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The allocation of goodwill to cash generating units is shown below:

Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Cash-generating unit:
E-Plus Segment	4,041	4,041	4,026
BASE Segment	59	28	28
Mobile Wholesale The Netherlands Segment [2]	63	63	98
Mobile International Other Segment	19	-	-
Consumer Segment [2]	338	195	173
Business Segment [2]	201	64	20
Getronics Segment [1]	770	-	-
Wholesale & Operations Segment [2,3]	277	178	252
Other	13	-	14
Total goodwill	5,781	4,569	4,611

– of which held for sale	-	-	-40
Balance as of December 31	5,781	4,569	4,571

1) The Getronics Segment consists of the following cash generating units: the America’s (including North America, Canada and Latin America), the Benelux (including The Netherlands, Belgium and Luxembourg), the United Kingdom and the Rest of the World. Goodwill is allocated to this group of Cash generating units.

2) By applying IFRS 8, goodwill is reallocated following the new reporting segments based on the relative fair values.

3) IBasis is regarded as a separate cash generating unit within the Wholesale & Operations Segment.

152	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet

E-Plus

In the fourth quarter of 2007 we performed our annual goodwill impairment test on E-Plus. The recoverable amount was based on the fair value less cost to sell.

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

Factors forming the basis for the expected future financial performance include historical growth, business plans for E-Plus as well as historic and expected levels of operating profitability. In addition, E-Plus’s ability to generate cash flows beyond the forecast horizon is captured in the terminal value. These future cash flows and the terminal value are then discounted to the present at a rate of return commensurate with the entity’s inherent risk. We further test the outcome of this valuation using market comparisons, recent transactions and analyst research reports.

At December 31, 2007 the carrying value of the E-Plus related assets amounted to EUR 8,691 million (2006: 9,214 million). Based on our impairment analyses using a discount rate of 8% before tax, we concluded there was no impairment.

We also performed sensitivity analyses by using 1) a higher discount rate of 9.0% and by using 2) 10% lower cash flows in our projections. Neither of these scenarios would have led to an impairment.

Getronics Segment

In 2007 KPN acquired almost 99% of the shares of Getronics. We performed a purchase price allocation as a result of which we recognized goodwill for an amount of EUR 907 million in total, of which EUR 770 million was allocated to the Getronics Segment and EUR 137 million to the Business Segment. For the testing of the Getronics goodwill, we have involved a third party valuation specialist (Duff & Phelps) to support us in estimating the underlying fair value taking into account market comparisons and recent transactions. Based on our impairment analyses, we concluded there was no impairment. The Getronics Segment consists of the following cash generating units: the America’s (including North America, Canada and Latin America), the Benelux (including The Netherlands, Belgium and Luxembourg), the United Kingdom and the Rest of the World.

Consumer Segment

Based on our impairment analyses in 2007, we concluded there was no impairment for Segment Consumer.

Telfort was acquired in October 2005. We performed a purchase price allocation as a result of which we recognized goodwill for an amount of EUR 489 million, of which EUR 147 million was recorded in Segment Consumer (EUR 244 million in Segment Wholesale & Operations and EUR 98 million in Mobile Wholesale The Netherlands). As a result of the restructuring in 2006 we concluded that our deferred tax asset for carry forward losses at acquisition date should be adjusted by EUR 175 million, of which EUR 53 million in Segment Consumer (EUR 87 million in Segment Wholesale & Operations and EUR 35 million in Mobile Wholesale The Netherlands). This adjustment resulted in a decrease of goodwill. Reference is made to note [7] Taxation.

Other

Other goodwill is tested per separate cash-generating unit based on the higher of expected fair value less cost to sell or value in use. Based on our impairment analyses in 2007 and 2006, we concluded there was no impairment.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet	153

Consolidated Financial Statements

Notes to the Consolidated Balance Sheet

Statement of changes in intangible fixed assets with finite lives
Amounts in millions of euro	Licenses	Computer software	Other	Total
Amortization rate in %	2-10	20-33	5-25

Cost	9,808	948	369	11,125
Accumulated amortization/impairments	-5,610	-645	-40	-6,295
Balance as of December 31, 2005	4,198	303	329	4,830

Additions	1	192	7	200
Changes in consolidations/Other	-	6	52	58
Amortization	-333	-186	-85	-604
Impairments	-1	-	-1	-2
Total changes	-333	12	-27	-348

Cost	9,809	1,098	428	11,335
Accumulated amortization/impairments	-5,944	-783	-126	-6,853
Balance as of December 31, 2006	3,865	315	302	4,482

Additions	40	240	87	367
Changes in consolidations/Other	1	53	498	552
Transfer to held for sale	-26	-	-	-26
Exchange rate differences	-	-	-3	-3
Reclassification from Property, plant and equipment	-	18	13	31
Amortization	-423	-214	-103	-740
Impairments	-	-2	-18	-20
Total changes	-408	95	474	161

Cost	9,777	1,409	1,026	12,212
Accumulated amortization/impairments	-6,320	-999	-250	-7,569
Balance as of December 31, 2007	3,457	410	776	4,643

Licenses

Amounts in millions of euro	Dec. 31, 2007		Dec. 31, 2006
E-Plus		2,669		2,885
Wholesale and Operations		619		797
BASE		167		180
Other		2		3
Balance as of		3,457		3,865

We started rendering UMTS services in The Netherlands and Germany in 2004 and hence started to amortize these licenses. As no services can currently be offered, the UMTS license in Belgium is not available for use and as a consequence we have not yet started amortizing this license.

The terms of the licenses are used as the basis for the amortization period. In Germany the 3G-license expires in 2020, in The Netherlands in 2016 and in Belgium in 2021.

As per June 19, 2007 the Dutch Government extended KPN’s GSM 900 license for the period from April 1, 2010 up to February 25, 2013 for an amount of EUR 40 million. The license fee needs to be paid in three installments during the period from 2010 up to 2012 and is included in ‘Other payables and deferred income’ (note [24]).

In 2006, KPN reassessed the remaining Telfort DCS and UMTS licenses and concluded that it is not anticipated that these will be used actively in a separate network upon completion of the first phase of the network integration mid 2007. The residual value of the DCS and UMTS licenses was considered to be insignificant. Consequently, KPN decided to accelerate the amortization of these licenses (impact in 2006 EUR 19 million and in 2007 EUR 116 million).

154	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet

On November 21, 2006 KPN announced the sale of Telfort’s E-GSM license to T-Mobile. In 2007 the transfer was approved by the Minister of Economic Affairs and the E-GSM license was sold for an amount of EUR 26 million, of which EUR 10 million will be received under the condition that KPN will formally inform T-Mobile that it will not use its right to have the E-GSM license returned by 2010.

The residual value of the remaining Telfort licenses per December 31, 2007 (UMTS and DCS license) amounted to EUR 2 million (2006: EUR 150 million).

Impairment tests for our Mobile activities are performed for our combined GSM and UMTS activities as cash flows can not be determined independently from each other.

The recorded impairment in 2007 in other intangible fixed assets (EUR 18 million) mainly related to software development costs.

At December 31, 2007, Other intangible fixed assets with finite lives primarily related to Getronics customer base for an amount of EUR 281 million and trade mark amounting to EUR 41 million and Telfort’s customer relationships for an amount of EUR 113 million (2006: EUR 178 million) and trade mark amounting to EUR 22 million (2006: EUR 24 million).

[11] Property, plant and equipment

Statement of changes in property, plant and equipment

Amounts in millions of euro	Land and buildings	Plant and equipment	Other tangible non-current assets	Assets under construction	Total
Depreciation rate in %	0-10	5-33	10-33	-

Cost	1,788	17,769	501	481	20,539
Accumulated depreciation/impairments	-1,019	-10,886	-289	-7	-12,201
Balance as of December 31, 2005	769	6,883	212	474	8,338

Additions	88	985	129	270	1,472
Disposals	-3	-13	-	-	-16
Changes in consolidations/Other	5	74	4	-53	30
Depreciation	-81	-1,595	-120	-	-1,796
Impairments and retirements	-1	-25	-3	-7	-36

Classified as or transferred from held for sale	-44	1	16	-	-27
Total changes	-36	-573	26	210	-373

Cost	1,776	17,085	553	691	20,105
Accumulated depreciation/impairments	-1,043	-10,775	-315	-7	-12,140
Balance as of December 31, 2006	733	6,310	238	684	7,965

Additions	114	976	86	210	1,386
Disposals	-	-	-8	-	-8
Reclassifications/Other	-9	38	-3	-102	-76
Changes in consolidations	67	167	32	3	269
Depreciation	-84	-1,413	-129	-	-1,626
Impairments and retirements	-3	-3	-5	-3	-14
Exchange rate differences	-	-1	-	-	-1
Classified as or transferred from held for sale	-25	-4	-	-	-29
Total changes	60	-240	-27	108	-99

Cost	1,884	15,914	538	792	19,128
Accumulated depreciation/impairments	-1,091	-9,844	-327	-	-11,262
Balance as of December 31, 2007	793	6,070	211	792	7,866

Property, plant and equipment primarily concerns assets located in The Netherlands (2007: approx. 66%; 2006: approx. 68%) and Germany (2007: approx. 27%; 2006: approx. 27%). Assets under construction mainly relate to the construction of networks.

The book value of property, plant and equipment, of which we are the beneficial owner under financial lease programs, totaled EUR 92 million (2006: EUR 45 million) and mainly relates to E-Plus. For details on the financial leases, reference is made to ‘Financing and financial instruments’.

An amount of EUR 29 million with respect to Asset Retirement Obligations has been released during 2007 and is recorded in ‘reclassifications and other’.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet	155

Consolidated Financial Statements

Notes to the Consolidated Balance Sheet

[12] Investments in associates and joint ventures	Amounts in millions of euro	2007	2006
	Balance as of January 1	11	26

	Additions [27]	4	3
	Disposals	-	-5
	Income from associates and joint ventures	1	7
	Changes in consolidations/Other	18	-11
	Received dividend	-7	-9
	Total changes	16	-15

	Balance as of December 31	27	11

As of December 31, 2007, our investments in associates and joint ventures mainly relate to Mobirail (50%) and NTT Data Getronics (30%). As from October 22, 2007 Tetranet was fully consolidated as this is a joint venture between KPN and Getronics.

During 2006 we entered into several joint ventures such as NostalgieNet (50%) and Pluk (50%). Schiphol Telematics (50%) was dissolved during 2006. Other joint ventures as per December 31, 2007 include and Esprit Telecom (45%, formerly known as Zeus Telecom) and DAG Media.

	In the table below, we summarize the aggregate amounts of certain financial data with respect to our joint ventures based on KPN’s interest.

	Financial data regarding joint ventures and associates
	Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006
	Current assets	26	27
	Non-current assets	1	6
	Current liabilities	23	24
	Non-current liabilities	3	4
	Total revenues	26	44
	Total operating expenses	28	40

[13] Trade and other receivables (non-current)	Amounts in millions of euro	2007	2006
	Opening balance January 1	112	49
	Current portion of non-current receivables	10	3
	Gross	122	52

	Additions	72	73
	Loans granted to associates [27]	2	-
	Changes in consolidations	32	-
	Redemptions	-14	-3
	Reclassified to current receivables	-17	-10
	Total changes	75	60

	Balance as of December 31	197	112

	Amounts in millions of euro	2007	2006
	Other trade and other receivables	110	55
	Receivables from financial leases	14	20
	Pension assets [22]	68	34
	Loans to associates and joint ventures	5	3
	Total	197	112

As of December 31, 2007 and December 31, 2006, trade and other receivables mainly consist of prepaid rent recognized at net present value and receivables with respect to financial leases. The gross amount with respect to financial leases amounts to EUR 26 million (2006: EUR 30 million) of which EUR 3 million matures later than 5 years. The short-term portion of the financial leases amounting to EUR 12 million (EUR 10 million as per December 31, 2006) is classified as current trade and other receivables.

In 2007, an amount of EUR 68 million (EUR 34 million in 2006) relates to a surplus of plan assets in excess of benefit obligations in the pension plans of ‘Ondernemings Pensioen Fonds’ (EUR 41 million in 2007 and EUR 33 million as per December 31, 2006), Getronics (EUR 24 million as per December 31, 2007) and Telfort (EUR 3 million as per December 31, 2007 and EUR 1 million as per December 31, 2006). Reference is made to note [22].

156	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet

[14] Inventories	Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006
	Resources, parts, tools and measuring instruments	155	80
	Finished goods	80	57
	Total inventories, gross	235	137

	Provision for obsolescence	-85	-24
	Total inventories, net	150	113

The fair value of the inventories does not materially differ from the amount as recorded per December 31, 2007. During the year a net amount of EUR 10 million (2006: EUR 6 million) has been add to the provision for obsolete stock and is included in ‘cost of materials’.

[15] Trade and other receivables	Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006
	Trade receivables	1,673	1,267
	Social security and other taxes	179	172
	Other receivables	155	98
	Accrued income	598	504
	Prepayments	154	97
	Balance as of	2,759	2,138

	Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006
	Trade receivables – gross	1,853	1,463
	Provision for doubtful debts	-180	-196
	Balance as of	1,673	1,267

	The movement of the provision for bad debt is as follows:

	Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006
	Balance January 1	196	213
	New consolidations	17	-
	Addition to income statement	16	10
	Release in income statement	-15	-26
	Usage	-34	-1
	Balance as of	180	196

The ageing of the gross trade receivables at the reporting date was as follows:

Amounts in millions of euro	Dec. 31, 2007		Dec. 31, 2006
	Gross	Provision	Gross	Provision
Amounts undue	818	3	873	10
Past due 0-30 days	511	10	134	2
Past due 31-60 days	99	3	57	3
Past due 61-90 days	69	5	59	9
Past due 91-180 days	64	8	54	10
Past due 181-270 days	39	10	35	13
Past due 271-360 days	44	18	43	20
More than one year	209	123	208	129
Total	1,853	180	1,463	196
- Of which receivables relating to integrated, outsourced and managed ICT solutions	391	6	69	1

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large and unrelated customer base. The provision for bad debt relating to integrated, outsourced and managed ICT solutions has been determined on an individual basis. For a discussion of ‘credit risk’ reference is made to the section ‘Financial Risk Management’.

The carrying amounts of trade and other receivables approximate their fair value. Trade and other receivables are non-interest bearing.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet	157

Consolidated Financial Statements

Notes to the Consolidated Balance Sheet

[16] Available-for-sale financial assets	Amounts in millions of euro	2007	2006
	Balance as of January 1	4	5
	New consolidations	1	-
	Sale of assets	-2	-1
	Balance as of December 31	3	4

An amount of EUR 2 million relates to our share in Emvelco Corporation, formerly known as EuroWeb (as of December 31, 2006 EUR 4 million), which was partly sold in 2006 and 2007.

[17] Cash and cash equivalents	Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006
	Cash	836	601
	Short-term bank deposits	312	202
	Total cash and cash equivalents	1,148	803

Cash and cash equivalents as of December 31, 2007 are denominated in euro (99%), US dollar and other currencies (1%). On December 31, 2007, our total outstanding bank guarantees amounted to EUR 39 million (2006: EUR 39 million), which have been issued in the ordinary course of business. The effective interest rate on our outstanding bank deposits ranges from 3.5 to 4.2%.

Due to German capital maintenance rules, we are required to keep certain funds available at E-Plus. As of December 31, 2007, KPN’s cash position amounted to EUR 1,148 million (including EUR 486 million in non-netted notional cash pools of which EUR 409 million relating to E-Plus).

All other cash and cash equivalents are at free disposal to the company within 3 months.

Net Cash and cash equivalents
Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006
Cash and cash equivalents	1,148	803

Bank overdraft	-486	-374
Net Cash and cash equivalents	662	429

[18] Non-current assets, liabilities and disposal groups held for sale			Liabilities directly associated with non
			current assets and
		Not current assets and	disposal groups
	Amounts in millions of euro	disposal groups classified as held for sale	classified as held for sale
	Balance as of December 31, 2005	176	91

	Sale of assets	-110	-62
	Transfer from assets held for sale	-80	-29
	Additions (land and buildings)	44	-
	Balance as of December 31, 2006	30	-

	New consolidations	163	72
	Additions	55	-
	Sale of assets	-221	-72
	Balance as of December 31, 2007	27	-

As of December 31, 2007 assets held for sale mainly relate to 34 properties in The Netherlands. KPN envisages selling part of its real estate portfolio during the first half of 2008. The real estate portfolio consists of local exchanges and other technical assets which become redundant after migration to the new All-IP infrastructure. The buildings are located mainly in the city center region and offer significant redevelopment opportunities.

158	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet

New consolidations in 2007 relate to the Getronics operations in Spain and Portugal. On October 1, 2007, Getronics and Tecnocom, a listed Spanish ICT services company, signed the sale and purchase agreement to transfer 100% of the Getronics’ operations in Spain and Portugal. The deal was closed on December 20, 2007. The disposal group held for sale was valued at the agreed purchase consideration less cost to sell. The purchase consideration breaks down into 60% in cash paid at closing (excluding the transfer of debt) and 40% deferred (EUR 32 million), either paid in cash or in Tecnocom shares. If the deferred payment is made in shares, KPN will potentially obtain an equity stake of approximately 15% in Tecnocom. The receivable on Tecnocom is recorded under current trade and other receivables for an amount of EUR 31 million (note [15]).

As of December 31, 2006 all assets held for sale relate to properties and included 23 large telecommunications towers which need to be sold as a condition set by the Dutch competition authority (NMa) when KPN acquired Nozema. During 2007 the sale was approved by NMa and the towers were sold.

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
Share capital

Our authorized capital stock totals EUR 1,920,000,000, divided into 4 billion ordinary shares of EUR 0.24 each and 4 billion Class B preferred shares of EUR 0.24 each. During 2007, 85,069,113 repurchased shares under the share repurchase programs announced in 2007 were cancelled and 40,579,700 repurchased shares under the 2007 repurchase programs are subject to be cancelled in 2008. As of December 31, 2007 a total of 1,843,482,213 ordinary shares are outstanding and fully paid-in.

In September 2006, the State of The Netherlands sold its remaining 167 million ordinary shares, of which 80 million was sold to KPN. Consequently, the State of The Netherlands holds no ordinary shares as of December 31, 2006.

Share premium
The additional paid-in capital is exempt from Dutch tax up to an amount of EUR 9,340 million (2006: EUR 9,727 million).

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet	159

Consolidated Financial Statements

Notes to the Consolidated Balance Sheet

Other reserves
Below is a detailed overview of the movements in the number of treasury shares and other reserves:
Amounts in millions of euro, unless indicated otherwise	Number of treasury shares	Treasury shares reserve	Hedge reserve	Tax effect hedge reserve	Fair value reserve of available for sale financial assets	Currency translation reserve	Total other reserves
Balance as of December 31, 2004	23,779,963	-137	-	-	-	-1	-138

Application of IAS 32/39	-	-	-236	71	23	-	-142
Balance as of January 1, 2005	23,779,963	-137	-236	71	23	-1	-280

Sold (exercise options)	-5,779,375	28	-	-	-	-	28
Purchased	244,916,137	-1,782	-	-	-	-	-1,782
Repurchase costs	-	-2	-	-	-	-	-2
Cancelled	-181,039,631	1,252	-	-	-	-	1,252
Addition to hedge-reserve	-	-	8	-2	-	-	6
Amortization hedge-reserve [6]	-	-	7	-2	-	-	5
Exchange rate differences (and other)	-2,168	-	-	-	-	9	9
Sale of assets	-	-	-	-	-23	-	-23
Balance as of December 31, 2005	81,874,926	-641	-221	67	-	8	-787

Sold (exercise options)	-6,708,750	32	-	-	-	-	32
Purchased	164,933,042	-1,581	-	-	-	-	-1,581
Cancelled	-222,809,044	2,071	-	-	-	-	2,071
Addition to hedge-reserve	-	-	85	-32	-	-	53
Amortization hedge-reserve [6]	-	-	7	-2	-	-	5
Exchange rate differences	-	-	-	-	-	-8	-8
Balance as of December 31, 2006	17,290,174	-119	-129	33	-	0	-215

Sold (exercise options) [3]	-4,576,437	25	-	-	-	-	25
Purchased	125,648,813	-1,500	-	-	-	-	-1,500
Cancelled	-85,069,113	1,000	-	-	-	-	1,000
Addition to hedge-reserve	-	-	99	-25	-	-	74
Amortization hedge-reserve [6]	-	-	13	-4	-	-	9
Exchange rate differences	-	-	-	-	-	-1	-1
Balance as of December 31, 2007	53,293,437	-594	-17	4	-	-1	-608
– of which to be cancelled	-40,579,700
Total treasury shares	12,713,737

Hedge reserve

Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	January 1, 2005 opening balance IAS 32/39
Effective portion cash flow hedges	76	-61	-146	-154
Amortizable part	-93	-68	-75	-82
Balance of	-17	-129	-221	-236

For details of cash flow hedges reference is made to ‘Financial Risk Management – section currency risk’. The amortizable part contains several swaps:

•    the USD Cross currency swap 2000-2030 and the GBP Cross currency swap 2001-2008, which were reset from cashflow hedges (fixed to fixed) and were renegotiated into fair value hedges (fixed to floating) both in 2003.

•    we reset the USD Cross currency swap 2000-2010 in 2007 for an amount of EUR 703 million. The remaining part of the hedge reserve that is related to the discontinued swap contract is charged to the Consolidated Income Statement on a straight line basis over the remaining period of the underlying bond in financial income and expense.

160	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet

Total distributable reserves at December 31, 2007 amount to EUR 3,768 million (2006: EUR 3,478 million). For a detail of our non-distributable reserves, reference is made to the Corporate Financial Statements.

Treasury shares and treasury shares reserve

KPN’s repurchased shares are held in treasury for delivery upon exercise of options of management and personnel including delivery of shares to management under the equity settled ‘performance share plan’ and are accounted for as a reduction of Equity attributable to equity holders. Treasury shares are accounted for at cost, representing the market price on the acquisition date. When issued, shares are removed from the treasury stock. Any proceeds from the re-issuance of treasury shares are recognized directly in the other reserves. In the event that more options are exercised than available as treasury shares for option plans, we anticipate providing shares through the issuance of new shares or the purchase of shares in the market. All rights with respect to repurchased treasury shares are suspended until those shares are re-issued.

During 2007, no ordinary shares were purchased for the purpose of covering our share and stock compensation plans. In 2006 2,124,000 ordinary shares were repurchased to cover share and stock compensation plans for an average share price of EUR 8.67. In 2005, we repurchased the special share for an amount of EUR 0.48.

Foundation Preference Shares B KPN

As of December 31, 2007 KPN has option arrangements regarding the issue of preference shares B in place with the Foundation Preference Shares B KPN (‘the Foundation’). Please see the description regarding the Foundation in the Annual Report, section ‘Corporate Governance’.

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

KPN is of the opinion that neither the put option nor the call option represent a significant value as meant in IAS 1, paragraph 31 due to the fact that the put option can no longer be exercised by KPN and the fact that the likelihood that the call option will be exercised is very remote. In the remote event that the call option will be exercised, the preference shares B will be cancelled relatively shortly after issuance. The options are therefore not accounted for in the annual accounts nor is any additional information as meant in IAS 32 and 39 added.

[20] Minority interests

In 2007, minority interest mainly relate to iBasis (49%) and various minority interests within Getronics. In 2006 Xantic was sold. In 2005, minority interests represent mainly the 35% minority interest of Telstra in Xantic and of various third parties in Digitenne (60%).

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet	161

Consolidated Financial Statements

Notes to the Consolidated Balance Sheet

[21] Borrowings

Amounts in millions of euro	Bonds & Loans	Financial Lease Obligations	Other Debt	Total	Of which held for sale	Total per balance sheet
Balance as of December 31, 2005	8,000	81	1,186	9,267	-9	9,258
– of which current	843	24	1,162	2,029	-9	2,020

New loans (1)	2,249	-	627	2,876
Redemptions	-1,576	-14	-1,164	-2,754
Changes in consolidations	-	-20	-17	-37
Exchange rate differences	-229	-	-	-229
Fair value adjustments	-53	-	-	-53
Amortized costs adjustments	-2	-	-	-2
Balance as of December 31, 2006	8,389	47	632	9,068	-	9,068
– of which current	-	13	629	642	-	642

New loans	2,237	50	1,303	3,590
Redemptions	-	-36	-683	-719
New consolidations	2	8	59	69
Exchange rate differences	-304	-	-	-304
Fair value adjustments	34	-	-	34
Amortized costs adjustments	17	-	-	17
Balance as of December 31, 2007	10,375	69	1,311	11,755	-	11,755
– of which current	998	16	1,287	2,301	-	2,301

Fair value adjustments	-14	-	-	-14
Difference historical rate and spot rate	393	-	-	393
Cost to be amortized	105	-	-	105
Nominal amount as of December 31, 2007 (1)	10,859	69	1,311	12,239	-
– of which current	1,026	16	1,287	2,329	-
1)	Historical spot rate used to calculate nominal EUR amount when note is issued.

162	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet

Bonds and loan portfolio (including current portion)

Amounts in millions of euro (nominal amounts at swap exchange rates)	Dec. 31, 2007	Dec. 31, 2006	Effective interest rate	Nominal interest rate
Bonds and Loans
Non-current
Eurobond 2004-2009	700	700	-	Euribor + 0.4%
Eurobond 2004-2011	1,425	1,425	5.6%	4.5%
Eurobond 2007-2012	1,250	-	5.2%	5.0%
Eurobond 2007-2014	650	-	5.0%	4.8%
Eurobond 2005-2015	1,000	1,000	4.1%	4.0%
Eurobond 2006-2013	850	850	4.5%	4.5%
Eurobond 2006-2016 GBP [1]	401	401	4.9%	4.9%
Eurobond 2006-2017	1,000	1,000	4.8%	4.8%
Eurobond 2007-2019 GBP [1]	367	-	6.3%	6.0%
Global bond 2000-2010 USD [1]	1,299	2,002	8.1%	8.0%
Global bond 2000-2030 USD [1]	891	891	8.5%	8.4%
Eurobond 1998-2008	-	768	4.7%	4.8%
Eurobond 2001-2008 GBP [1]	-	258	8.4%	8.3%

Current
Eurobond 1998-2008	768	-	4.7%	4.8%
Eurobond 2001-2008 GBP [1]	258	-	8.4%	8.3%
	10,859	9,295

Financial lease obligations
Non-current	53	34
Current	16	13
	69	47
Other
Non-current	24	-
Current:
Bank overdraft [2]	486	374
Credit facility	800	250
Other	1	8
	1,287	632

Total debt (Face value)	12,239	9,974
– of which current	2,329	642
1)	For more information on the cross-currency swaps related to our foreign currency denominated bonds, reference is made to note [26] ‘Derivative Financial Instruments’.
2)	Bank overdrafts, which can not be netted under IFRS (notional cash pools).

Bonds

On November 6, 2007 we have issued under the Global Medium Term Note (GMTN) a EUR 1.25 billion Eurobond with a 5 year maturity and a coupon of 5.00%. The markets credit crisis in 2007 had no effect on the issue of this Eurobond. Following the successful execution of this bond transaction KPN terminated the EUR 1.25 billion bilateral backstop credit agreements which were signed in the third quarter of 2007.

On May 22, 2007, we issued under the GMTN a dual-tranche Euro and Pound Sterling bond consisting of a EUR 650 million Euro tranche with a tenor of 7 years and a coupon of 4.75% and a EUR 250 million GBP tranche with a tenor of 12 years and a coupon of 6%. The GBP tranche was swapped into EUR 367 million with a fixed interest rate of 5.12%. Following this dual tranche issue we reduced the 2010 debt maturity by EUR 703 million in order to smooth our redemption profile.

On March 16, 2006, we issued under the GMTN program a Eurobond of EUR 850 million maturing in 2013 with a fixed coupon of 4.5%, and a Eurobond GBP 275 million maturing in 2016 with a fixed coupon of 5.75%. In order to limit our foreign currency exposure, on March 16, 2006 we entered into two cross currency swap transactions to change the interest rate profile of the Eurobond 2006-2016 GBP from a GBP fixed rate of 5.75% to an average euro fixed rate of 4.89%. Under the GMTN program we also issued on November 8, 2006 a Eurobond of EUR 1 billion maturing in 2017 with a fixed coupon of 4.75%.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet	163

Consolidated Financial Statements

Notes to the Consolidated Balance Sheet

In accordance with our regular redemption schedule, we redeemed in 2006 EUR 279 million of the Eurobond 1996-2006 (matured on July 3, 2006) and EUR 564 million of the Eurobond 2001-2006 (matured on April 12, 2006) in 2006. We also early redeemed EUR 732 million of our EUR 1.5 billion Eurobond maturing in 2008.

Other loans (including financial lease obligations)

As of December 31, 2007, the financial lease obligations of E-Plus, SNT, Telfort, Tiscali and Enertel amount to EUR 69 million. In 2007, we consolidated the financial leases of Tiscali for an amount of EUR 8 million and also an increase of financial leases with E-Plus for an amount of EUR 49 million, of which EUR 20 million has been repaid. In accordance with our regular redemption schedule, we redeemed EUR 16 million of financial leases.

In addition, other loans include a revolving credit facility at iBasis amounting to USD 35 million of which USD 25 million was drawn as per December 31, 2007. The revolving credit facility is secured by a first priority lien and security interest in the assets of iBasis and such guarantors. In addition, iBasis has pledged two-thirds of all its shares of KPN Global Carrier Services B.V., which is a wholly-owned subsidiary of iBasis, as collateral for the revolving credit facility.

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

Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Fair value of Finance leases liabilities
Due within 1 year	16	13	26
Later than 1 year and not later than 5 years	45	19	36
Later than 5 years	8	8	25
Total fair value of finance lease liabilities	69	40	87

As of December 31, 2007 we have drawn on our credit facility for an amount of EUR 800 million.

Credit Rating

Our credit ratings on December 31, 2007 were BBB+ with negative outlook from Standard & Poor’s and Baa2 with stable outlook from Moody’s.

[22] Provisions for retirement benefit obligations	Provisions for retirement benefit obligation consist of Pension provisions and the Provision for our Social Plan 2001.
Amounts in millions of	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Pension provisions	1,009	995	1,021
Provision for Social Plan 2001	189	241	302
Total provisions	1,198	1,236	1,323
– of which held for sale	-	-	-3
Balance as of	1,198	1,236	1,320

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

In December 2005, we reached an agreement with trade unions in The Netherlands with respect to changes to the main KPN pension plans.

164	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet

For KPN employees in The Netherlands, the benefits provided are based on the employee’s years of service and compensation level. The pension plan consists of the following elements:

•   a defined benefit average pay plan for the salary up to EUR 45,378 per annum;

•   a defined contribution plan for the salary exceeding EUR 45,378 per annum, on which a 0% return on the nominal contribution is guaranteed by KPN; and

•   furthermore employees can opt to participate in an individual pension saving scheme. For this scheme, all contributions are made by the employees. KPN guarantees a 0% return on the nominal contribution.

The retirement age increased from 62 to 65 years. The following transitional early retirement plans remain for retirement before the age of 65:

•   KPN guarantees employees born before 1950 and who were in service on April 1, 2000 a benefit of 80% of final salary from age 62 to 65;

•   for employees born in the period 1950–1959 and who were in service on April 1, 2000 KPN guarantees a benefit of 75% of final salary for employees born in 1950 diminishing to 70% for employees born in 1959 and a retirement age of 62 years for employees born in 1950 increasing to 63.5 years for employees born in 1959; and

•   KPN guarantees 80% of final salary until the age of 65 to employees born before 1950 and 75% to employees born in or after 1950. For employees that served 25 years or more on April 1, 1996 early retirement starts at age 61 or after 40 years of service.

The changes in the main pension plans resulted in 2005 in a EUR 88 million lower benefit obligation and a curtailment in the pension charges of EUR 83 million.

In April 2006 the pension arrangements in the individual labor contracts for KPN management were aligned with the changes in the pension plan of the collective labor agreement. This resulted in a curtailment of EUR 5 million and in a EUR 5 million lower benefit obligation in 2006.

Getronics provides pension benefits for most of their employees. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country, the benefits generally being based on the employees’ remuneration and years of service. Such benefits are provided under defined contribution or defined benefit plans. Active Getronics employees in The Netherlands are a member of the “Stichting Voorzieningsfonds Getronics” (SVG) besides some smaller groups of employees. The standard SVG pension plan is regarded under IAS 19 as a defined benefit plan as the plan has a 4% return on investment guarantee. The retirement age is 65.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet	165

Consolidated Financial Statements

Notes to the Consolidated Balance Sheet

The balance sheet position of the defined benefit obligations can be broken down as follows:

Amounts in millions of euro	2007	2006	2005
Defined benefit obligation – balance as of January 1	5,462	5,737	5,338
Service costs	122	145	174
Interest costs	271	240	238
Benefits paid	-189	-172	-138
Employee’s contribution	12	11	10
Other employers’ contributions		-	1
Past-service costs		-	3
Actuarial (gains)/losses	-387	-490	171
Business combinations	1,430	-	28
Exchange rate differences	-20
Curtailment/settlement/transfer	-4	-9	-88
Defined benefit obligation balance as of December 31	6,697	5,462	5,737
– of which funded plans	6,339	5,061	5,248
– of which unfunded plans	358	401	489

Fair value of plan assets – balance as of January 1	4,783	4,461	3,859
Actual return on plan assets	91	320	441
Employer’s contribution	246	163	263
Employee’s contribution	12	11	10
Other employers’ contributions	-	-	1
Benefits paid	-189	-172	-138
Business combinations	1,278	-	25
Exchange rate differences	-16	-	-

Fair value of plan assets – balance as of December 31	6,205	4,783	4,461
Benefit of obligation in excess of plan assets	492	679	1,276

Unrecognized gains/(losses)	449	282	-255
Pension provisions	941	961	1,021
– of which funded plans	632	606	609
– of which unfunded plans	309	355	412

– of which classified as non-current liabilities [22]	1,009	995	1,021
– of which classified as non-current assets [13]	68	34	-

Defined benefit pension plans also exist for part of the employees of E-Plus, Telfort and Getronics. The pension provision for E-Plus as per December 31, 2007 amounts to EUR 22 million. The surplus of the plan assets at Telfort amounting to EUR 3 million is classified as non-current asset. The pension provision for Getronics as per December 31, 2007 amounts to EUR 132 million; the surplus of the pension plans at Getronics amounts to EUR 24 million (classified as a non-current asset).

If IFRIC 14 would have been applied as per December 31, 2007 the non-current pension asset amounting to EUR 68 million would not have been recognized and charged directly into equity. Reference is made to Recent accounting pronouncements 2008.

166	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet

The total pension costs recognized for the years 2007, 2006 and 2005 were as follows:

Amounts in millions of euro	2007	2006	2005
Service costs	-122	-145	-174
Interest costs	-271	-240	-238
Expected return on assets	309	277	260
	-84	-108	-152

Recognized actuarial losses	1	-5	-1
Past service costs	-	2	-3
Curtailments/settlements	1	9	83
	-82	-102	-73

Business combinations	-	-	-1
Defined contribution plans	-10	-8	-16

Total pension costs	-92	-110	-90

The total pension costs for E-Plus, Telfort and Getronics for 2007 amounts to EUR 10 million.

The weighted average of the actuarial assumptions used in the calculation of the defined benefit obligations and the pension costs are (for the plan with the largest obligation, the KPN employee pension plan):

As a %	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Discount rate	5.4	4.7	4.2
Expected salary increases	2.5	2.5	2.5
Expected return on assets	6.5	6.2	6.3
Expected indexation	88	85	85

The discount rate is based on high quality zero-coupon corporate bonds with maturities equal to the duration of the benefit obligations. The expected return on assets is determined per asset category (i.e., equities, fixed interest securities, real estate, market neutral hedges and commodities). The expected return on fixed interest is derived from the actual interest rate on balance sheet date for similar interest bearing securities. The return on fixed interest is the basis for the expected return on equities. The return on equities is based on the return on fixed interest plus a premium, as historically the return of equities exceeds that on fixed interest. The return on the other asset categories is derived from historic returns. The mortality assumptions are based on the GBM/GBV (2005-2050) post-retirement prospective mortality table.

The assumptions applied by E-Plus, Telfort and Getronics do not materially differ from the actuarial assumptions applied by KPN to determine the pension costs and liabilities.

Sensitivity analysis

The table below shows the approximate impact on the 2008 net periodic pension costs if mentioned key assumptions would change by one-percentage-point (for the plan with the largest obligation, the KPN employee pension plan):

Amounts in millions of euro
Impact on net periodic pension costs 2008	Increase assumption by 1%	Decrease assumption by 1%
Discount rate	-53	68
Expected return on assets	-43	43
Expected salary increases	58	-48

If more than one of the assumptions were changed, the impact would not necessarily be the same as if only one assumption changed in isolation. In 2008, expected net pension costs for KPN amount to approximately EUR 133 million.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet	167

Consolidated Financial Statements

Notes to the Consolidated Balance Sheet

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

The weighted average investment portfolio for the plan with the largest obligation (the KPN employee pension plan) is comprised of the following:

	Strategic as from 2008	Current as of December 2007	Current as of December 2006	Current as of December 2005
Equities	40%	41%	47%	38%
Fixed income	41%	39%	38%	47%
Real estate	12%	12%	12%	9%
Other	7%	8%	3%	6%
Total	100%	100%	100%	100%

Expected contributions and benefits

In 2007, the total contribution amounted to EUR 258 million, of which EUR 164 million related to regular pension premiums for the year 2007. The remaining amount relates to early retirement benefits. For 2008, the regular premiums will increase by approximately EUR 7 million, mainly due to an increase of the average age of the current employees and a higher age expectancy of participants.

Experience adjustments

Actuarial gains and losses are defined in IAS 19 as experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred) and the effects of changes in actuarial assumptions. They include changes in the fair value of plan assets other than the expected return. Actuarial gains and losses can be large and volatile. A five-year record shows the defined benefit obligation, the fair value of plan assets and the resulting surplus or deficit, and the ‘experience adjustments’ in each year on the assets and liabilities.

Amounts in millions of euro	2007	2006	2005	2004	2003
DBO	6,697	5,461	5,737	5,337	4,827
Plan assets	6,205	4,783	4,461	3,859	3,600
Surplus (deficit)	-492	-678	-1,276	-1,478	-1,227
Experience adjustments arising on liabilities	-32	-1	(1)	(1)	(1)
Experience adjustments arising on plan assets	-230	32	(1)	(1)	(1)

1) IAS 19 requires a 5 year history to be disclosed, however reliable information with respect to the years 2003-2005 is not available.

Provision for Social Plan 2001

Amounts in millions of euro	2007	2006	2005
Balance as of January 1	241	302	364

Withdrawals	-60	-67	-67
Interest	8	7	9
Release	-	-1	-4
Balance as of December 31	189	241	302

168	KPN Annual Report and Form 20-F 2007	Consolidated Financal Statements/Notes to the Consolidated Balance Sheet

This provision relates to the costs for KPN employees who voluntarily left under the Social Plan agreed upon with the trade unions and Works Council in 2001. This Plan provides for the reduction of our workforce in The Netherlands by at most 5,280 employees.

Approximately 2,300 employees of age 55 and older were offered an early retirement scheme under conditions similar to the existing early retirement plan. The amount and timing of the cash outflows are certain except for mortality rates.

[23] Provisions for other	Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
liabilities and charges	Restructuring provision	83	90	125
	Asset retirement obligations	249	250	240
	Other provisions	131	101	118
	Total provisions for other liabilities and charges	463	441	483
	– of which held for sale	-	-	-10

	Balance	463	441	473
	– of which non-current	390	374	396
	– of which current	73	67	77

Restructuring provision
The restructuring provision consists of the following components:

Amounts in millions of euro	2007	2006	2005
Personnel (redundancy obligations)	61	73	92
Contractual obligations	22	17	33
Restructuring provision	83	90	125

Of the restructuring provision, approximately EUR 39 million (2006: EUR 43 million and 2005: EUR 55 million) had a term of less than one year. It is anticipated that the remainder has a term of less than 5 years.

Amounts in millions of euro	Personnel	Contractual obligations	Total
Balance as of December 31, 2006	73	17	90
– of which current portion	31	12	43

Additions	51	8	59
Usage	-77	-8	-85
Change in consolidation	14	5	19
Balance as of December 31, 2007	61	22	83
– of which current portion	33	5	38

Personnel (redundancy obligations)

During 2007 and 2006, we continued to substantially reduce our staff. We embarked on a comprehensive program to achieve a structurally lower cost base by reducing the complexity of the network by implementing an All-IP network, IT rationalization and simplification of the Group structure. The redundancy obligation of the restructuring provision is calculated based on the Social Plan agreed upon with the trade unions and Works Council. During 2007, we recognized an additional restructuring provision of EUR 59 million of which EUR 19 million relates to ‘Other’.

During 2006, we recognized an additional restructuring provision amounting to EUR 65 million of which amongst others EUR 21 million relates to E-Plus Segment, EUR 16 million to Consumer Segment and EUR 19 million to ‘Other’.

KPN Annual Report and Form 20-F 2007	Consolidated Financal Statements/Notes to the Consolidated Balance Sheet	169

Consolidated Financial Statements

Notes to the Consolidated Balance Sheet

Asset retirement obligations

Amounts in millions of euro	2007
Balance as of January 1	250

Additions	12
New consolidations	14
Interest	11
Usage	-9
Release	-29
Balance as of December 31	249
– of which current	8

The asset retirement obligations at December 31, 2007 amounted to EUR 249 million (2006: EUR 250 million and 2005: EUR 240 million), of which EUR 15 million (2006: EUR 37 million and 2005: EUR 5 million) has a term of less than five years.

As defined in the changed Telecommunications Act the obligation for landlords to tolerate cables which are part of a public electronic communications network terminates as soon as those cables have been idle for a continuous period of 10 years. In that situation, a public electronic communications network supplier is required to remove cables on request of a landlord. As many factors are currently unpredictable and uncertain, KPN is not able to make a reliable estimate of the impact. Therefore, KPN has not recognized an asset retirement obligation.

Other provisions
Amounts in millions of euro	2007
Balance as of January 1	101

Additions	2
Interest	1
New consolidations	39
Usage	-8
Release	-4
Balance as of December 31	131
– of which current	27

Apart from other long-term employee benefits, Other provisions relates to various risks and commitments, claims and litigations and onerous contracts. The majority of Other provisions, apart from long-term employee benefits (including cash settled 2007 shareplan), has a term of less than five years.

[24] Other payables and deferred income (non-current)

Deferred income concerns amounts received in advance for revenues that will be recognized in the future. As of December 31, 2007, an amount of EUR 187 million (2006: EUR 224 million) is recorded as deferred income in Other payables and deferred income (non-current). The short-term portion, an amount of EUR 125 million (2006: EUR 132 million), is included in Trade and other payables (current). Other payables and deferred income as per December 31, 2007 include an amount of EUR 17 million (2006: EUR 37 million) relating to deferred purchase considerations of which nil was classified as current (2006: EUR 8 million). In addition an amount of EUR 40 million is recorded as non-current payable with respect to the GSM 900 license for the period from April 1, 2010 up to February 25, 2013, which needs to be paid in three installments during the period from 2010 up to 2012.

[25] Trade and other payables (current)	Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006
	Trade payables	892	734
	Deferred income	955	724
	Accrued interest	258	183
	Other payables and accrued expenses	1,792	1,295
	Balance as of	3,897	2,936

170	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet

The other payables and accrued expenses as of December 31, 2007 contains a deferred payment of EUR 12 million in relation to shares to be purchased with respect to the acquisition of Getronics; reference is made to ‘Business combinations and other changes in consolidations’.

[26] Derivative financial instruments	Derivative financial instruments can be broken down as follows:
Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Assets	11	13	17
Non-current	11	13	17
Current	-	-	-

Liabilities	-357	-927	-723
Non-current	-329	-925	-716
Current	-28	-2	-7

Total derivative financial instruments	-346	-914	-706
– of which interest-bearing liabilities	-346	-912	-699
– of which forward exchange contracts	-	-2	-7

There is no ineffective portion recognized in the profit or loss that arises from cash flow hedges during 2007 and 2006.

Foreign currency exchange rate risks
Foreign exchange contracts The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date.

Amounts in millions of euro	Contract volume 2007	Fair value 2007	Contract volume 2006	Fair value 2006	Contract volume 2005	Fair value 2005
Term shorter than 1 year	115	0	88	-2	141	-6
Term longer than 1 year	-	-	-	-	28	-1
Total forward exchange contracts	115	0	88	-2	169	-7

Bonds denominated in foreign currency

All our bonds denominated in foreign currencies are hedged with cross-currency interest rate swaps. The swaps are used to mitigate the exposure on currency risk and/or interest risk. For all these hedge relations, we meet the criteria of, and also apply, hedge accounting.

KPN determines the effectiveness of the hedges using the regression analysis for all hedge relations established until 2006. Since the implementation of a new hedge accounting tool in the Treasury Management system as per January 2007, KPN determines the effectiveness of hedge relations established after 2006 using the dollar offset method.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet	171

Consolidated Financial Statements

Notes to the Consolidated Balance Sheet

Cash flow hedges (cross currency interest rate swaps)

	Hedged item (bonds)				Hedging instrument
								Fair value of hedge as of December 31
Amounts in millions	Currency	Notional Amount	Interest	Settlement date	Currency	Contract amount	Interest	2007	2006
Cashflow hedges	USD	1,750	8.00%	October 1, 2010	EUR	1,299	7.30%	-74	-738
	GBP	275	5.75%	March 18, 2016	EUR	401	4.89%	-13	4
	GBP	250	6.00%	May 29, 2019	EUR	367	5.12%	-6	0
Total					EUR	2,067		-93	-734

For the USD 1,750 million bond, maturing October 1, 2010 with semi-annual interest payments, we hedged the currency exposure by effectively fixing the counter value in USD to EUR 1,299 million. This amount is EUR 703 million lower than December 31, 2006 due to the FX-reset in June 2007. We also hedged the interest rate exposure by swapping the interest rates from US dollar fixed to euro fixed on an annual basis (approximately 7.30% per annum).

For the GBP 275 million bond, maturing March 18, 2016 with annual interest payments, we hedged the currency exposure by effectively fixing the counter value in GBP to EUR 401 million. We also hedged the interest rate exposure by swapping the interest rates from GBP fixed to euro fixed on annual basis (approximately 4.89% per annum).

For the GBP 250 million bond, maturing May 29, 2019 with annual interest payments, we hedged the currency exposure by effectively fixing the counter value in GBP to EUR 367 million. We also hedged the interest rate exposure by swapping the interest rate from GBP fixed to euro fixed on annual basis 5.12% per annum.

Fair value hedges (cross currency interest rate swaps)

	Hedged item (bonds)				Hedging instrument
								Fair value of hedge as of December 31
Amounts in millions	Currency	Notional Amount	Interest	Settlement date	Currency	Contract amount	Interest	2007	2006
Fair value hedges	GBP	175	8.25%	April 11, 2008	EUR	258	Euribor +3.14%	-20	1
	USD	1,000	8.38%	October 1, 2030	EUR	891	Euribor +2.75%	-236	-179
Total					EUR	1,149		-256	-178

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

Active cross currency swaps with break clause/foreign exchange reset (FX-reset)

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

172	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet

Foreign currency	Notional amount in foreign currency (in millions)	First put date/ First FX-reset date (*)	Termination date of swap contract	Fair value as of December 31, 2007 (in millions of euro)	Fair value as of December 31, 2006 (in millions of euro)	Fair value as of December 31, 2005 (in millions of euro)
USD	250	October 1, 2010 for USD 250 million (yearly thereafter)	October 1, 2030	-61	-46	-14
USD	250	October 1, 2010 for USD 250 million (every 7 years thereafter)	October 1, 2030	-61	-46	-14
USD	200	October 1, 2008 for USD 200 million (yearly thereafter)	October 1, 2030	-47	-35	-9
USD	300	(*) October 1, 2012 for USD 300 million and each 5 years thereafter	October 1, 2030	-67	-52	-12
Total	1,000			-236	-179	-49

The amount of USD 500 million of active cross currency swaps with first put date October 1, 2008 and annually thereafter has been brought down to USD 200 million by taking out the mutual put clause on a USD 300 million cross currency swap contract and replacing that clause by an optional 5 years foreign exchange (FX) reset clause. The first FX-reset date is October 1, 2012 and each 5 years thereafter.

Interest rate risk

Cashflow hedges (floating to fixed interest rate swap)
	Hedged item (bonds)				Hedging instrument
	Currency	Notional Amount	Interest	Settlement date	Currency	Contract amount	Interest	Fair value of hedge as of December 31
								2007	2006
Cashflow hedge	EUR	700	Euribor +0.40%	July 21, 2009	EUR	700	4.02%	11	8
Total								11	8

For the EUR 700 million bond, maturing July 21, 2009, we hedged the interest rate from floating (3-month Euribor plus 0.40% margin) to fixed (4.02% per annum) on an annual basis.

Fair value hedges (fixed to floating interest rate swaps)
	Hedged item (bonds)				Hedging instrument
	Currency	Notional Amount	Interest	Settlement date	Currency	Contract amount	Interest	Fair value of hedge as of December 31
								2007	2006
Fair value hedge	EUR	750	4.75%	November 13, 2006	EUR	750	Euribor +1.25%	-	-
Fair value hedge	EUR	750	4.75%	November 5, 2008	EUR	750	Euribor +1.23%	-8	-8
Total								-8	-8

In November 2006 we early redeemed EUR 732 million of our Eurobond 1,500 million, maturing in November 2008. The interest exposure on this bond was hedged by swapping the fixed interest coupons of 4.75% per annum of the bond into 6 months Euribor + 1.24%. For this hedge we used two swaps with a notional amount of EUR 750 million each. Due to the early redemption of part of the Eurobond we unwound one swap of EUR 750 million.

For the remaining EUR 768 million bond, maturing November 5, 2008, we have hedged the interest rate from fixed (4.75% per annum) on an annual basis to EUR floating (6-month Euribor plus 1.24% margin) for an amount of EUR 750 million.

For further details on derivative financial instruments, reference is made to ‘Financing Risk Management’, section ‘Exposure to Foreign Currency Risk’.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Balance Sheet	173

Consolidated Financial Statements

Financial Risk Management

General

KPN is exposed to a variety of financial risks. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on KPN’s financial performance. KPN uses derivative financial instruments to hedge certain risk exposures.

The financial risks are managed by our Treasury department under policies approved by the Board of Management. Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group companies and business operations. The Board provides written policies covering specific areas such as:

•    credit risk;

•    liquidity risk; and

•    market risk (currency risk and liquidity risk).

In addition, our Treasury department provides cash management and funding services to the Group companies and business operations.

This note presents information about the Groups exposure to each of the above risks, the Groups objectives, policies and processes for measuring and managing risk. For the Group’s management of capital we refer to ‘Information about the KPN share’. Further quantitative disclosures are included throughout these consolidated financial statements.

The Group’s risk management policies with respect to the financial risks mentioned above are established to identify and analyze the risks faced by the group, to set appropriate risk limits and controls and to monitor and adherence to limits.

The table below summarizes the Group’s financial assets and liabilities:

	December 31, 2007		December 31, 2006
Amounts in millions of euro	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Fair value through profit and loss:
Derivatives – non-current [26]	11	11	13	13
Loans and receivables:
Non-current receivables from financial leases [13]	14	14	20	20
Loans to associates and joint ventures [13]	5	5	3	3
Trade receivable [15]	1,673	1,673	1,267	1,267
Social security and other taxes [15]	179	179	172	172
Other receivables [15]	155	155	98	98
Cash and cash equivalents [17]	1,148	1,148	803	803
Subtotal	3,174	3,174	2,363	2,363
Available for Sale financial Assets [16]	3	3	4	4
Total	3,188	3,188	2,380	2,380

Financial liabilities
Fair value through profit and loss:
Derivatives – non-current [26]	329	329	925	925
Derivatives – current [26]	28	28	2	2
Subtotal	357	357	927	927
Financial liabilities measured at amortized costs:
Borrowings [21]	11,755	12,061	9,068	9,635
Non-current payable [24]	40	40	-	-
Trade payables [25]	892	892	734	734
Accrued interest [25]	258	258	183	183
Other payables and accrued expenses [25]	1,792	1,792	1,295	1,295
Subtotal	14,737	15,043	11,280	11,847
Total	15,094	15,400	12,207	12,774

174	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Financial Risk Management

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

Borrowings

The fair value is estimated on a discounted cash flow analysis based upon the incremental borrowing rates for similar types of borrowing arrangements with comparable terms and maturities. The discount rate is based on an average yield rating Baa2/BBB+.

Cash, cash equivalents, accounts receivable and payable

As the maturity of these financial instruments is short, the carrying value approximates the fair value.

Credit risk

All our financial assets are subject to credit risk. Credit risk arises from the possibility of asset impairment occurring because counterparties are not able to meet their obligations in transactions involving financial instruments.

Pursuant to the policy of managing credit risk related to our financial counterparties, we set limits for the maximum exposure per counter party and investment periods primarily based on certain minimum credit ratings. Limits for duration as well as volumes are set, based on the credit rating of the counterparty. The minimum rating required is A- from Standard & Poor’s and A3 from Moody’s. On a weekly basis we monitor the credit ratings of our counter parties. Separate limits are set for some strong counter parties without credit ratings and limited credit risk such as the Dutch State. Furthermore KPN only invests in liquid securities and money market transactions. Given this policy management does not expect any counterparty to fail to meet its obligations.

Credit risk on our trade receivables is controlled based on restrictive policies for client acceptance. Credit management is focused on our mobile services as the credit risks is considered to be the highest within this part of our business. Before accepting certain new clients KPN requests credit watchers to provide credit management reports. In addition, KPN keeps track on the payment performance of customers. In case a customer fails to meet set criteria, payment issues have to be solved before a new transaction with this customer will be entered into.

Concentrations of credit risk with respect to trade receivables are limited due to the Group’s large and unrelated customer base. The Board of Management believes there is no additional credit risk provision required in excess of the allowance for bad and doubtful debts (see note [15]). Receivables relating to integrated, outsourced and managed ICT solutions are monitored on an individual basis. Reference is made to ‘Significant Accounting Policies – trade and other receivables’.

Guarantees

The group’s policy is to provide financial guarantees only to wholly-owned subsidiaries.

Maximum exposure to credit risk

As we do not provide guarantees other than to Group companies, the carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at reporting date amounts to the total of the financial assets including cash (EUR 3,188 million as per December 31, 2007 and EUR 2,380 million per December 31, 2006).

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Financial Risk Management	175

Consolidated Financial Statements

Financial Risk Management

Liquidity risk

All our financial liabilities are subject to liquidity risk. Liquidity risk is the risk that the group will not be able to meet its financial obligations associated with financial instruments as they fall due. Prudent liquidity risk management implies ‘maintaining sufficient cash and the availability of financing sources’ at ‘reasonable capital resource covenants’.

The Group’s approach to manage liquidity is to ensure to have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The table below provides a maturity analysis for our financial liabilities based on the remaining contractual maturities as per December 31, 2007.

	Borrowings			Derivatives
Amounts in millions of euro	Bonds & Loans (including interest)	Financial lease obligations	Other Debt	Derivatives inflow (including interest)	Derivatives outflow (including interest)	Non-current payable	Trade and other payables (including accrued expenses)	Total
2008	1,585	16	1,287	-639	656	-	2,684	5,589
2009	1,205	9	24	-221	229	-	-	1,246
2010	1,665	13	-	-1,382	1,500	13	-	1,809
2011	1,807	14	-	-99	106	13	-	1,841
2012	1,568	9	-	-99	106	14	-	1,598
2013 and subsequent years	6,607	8	-	-2,649	3,086	-	-	7,052
Contractual cash flows	14,437	69	1,311	-5,089	5,683	40	2,684	19,135

The table below provides a maturity analysis for our financial liabilities based on the remaining contractual maturities as per December 31, 2006.

	Borrowings			Derivatives
Amounts in millions of euro	Bonds & Loans (including interest)	Financial lease obligations	Other Debt	Derivatives inflow (including interest)	Derivatives outflow (including interest)	Non-current payable	Trade and other payables (including accrued expenses)	Total
2007	423	13	629	-279	301	-	2,029	3,116
2008	1,631	3	3	-664	550	-	-	1,523
2009	1,104	6	-	-214	245	-	-	1,141
2010	1,712	6	-	-1,522	2,220	-	-	2,416
2011	1,702	7	-	-87	77	-	-	1,699
2012 and subsequent years	5,866	12	-	-2,494	2,486	-	-	5,870
Contractual cash flows	12,438	47	632	-5,260	5,879	-	2,029	15,765

With regard to other purchase commitments, capital commitments reference is made to ‘Commitments, contingencies and legal commitments’. Available financing sources in 2008

We believe that our working capital and available financing resources will be sufficient to fund our present business requirements, including our budgeted capital expenditures.

Due to German capital maintenance rules, we are required to keep certain funds available at E-Plus. As of December 31, 2007 KPN’s cash position amounted to EUR 1,148 million (including EUR 486 million in non-netted notional cash pools, of which EUR 409 million relating to E-Plus).

In addition to the available cash and cash equivalents, cash flows from operations and cash flows from any further sales of non-core assets, we have the following financing resources available:

176	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Financial Risk Management

EUR 1.5 billion multi-currency revolving credit facility

We have a EUR 1.5 billion multi-currency credit facility maturing on August 2013. The credit facility can be used for general corporate purposes, working capital and refinancing indebtedness. The interest rate margin amounts to 0.175% over Euribor through the fifth anniversary of the agreement and 0.20% thereafter. In the event the total drawings exceed 50% of the total commitment under the credit facility, KPN must pay an additional utilization fee of 0.025%. KPN also must pay a commitment fee over undrawn amounts, which is equal to 30% of the interest rate margin applicable at the time.

As of December 31, 2007, we had temporarily drawn an amount of EUR 800 million under this facility for working capital purposes.

Overdraft facilities

During 2007, we had four uncommitted overdraft facilities with four banks, worth EUR 50 million each. The overdraft facilities may be cancelled at any time and do not have a specified maturity date. In 2007 we drew on one of the facilities from time to time. As of December 31, 2007 there were no amounts drawn under any of the overdraft facilities.

Bilateral backstop facilities

We signed bilateral backstop agreements with three banks for a total amount of EUR 1.25 billion maturing on August 27, 2008. Following the EUR 1.25 billion Eurobond issue on November 6, 2007 those backstop agreement were terminated.

Global Medium Term Note Program

In April 2007, we updated our EUR 10 billion GMTN-program. The available borrowing capacity as of December 31, 2007 under our EUR 10 billion GMTN program (available since April 1997) amounted to EUR 1,402 million. The GMTN program contains no commitment from investors to provide funding to us. Funding will be available subject to market conditions and other factors at the relevant time.

For a total overview of our loans reference is made to ‘Borrowings’.

Capital Resources Covenants

Our existing capital resources contain the following covenants, which could trigger additional financial obligations or early redemption of the outstanding indebtedness:

Our Eurobond 2006-2013 (EUR), Eurobond 2006-2016 (GBP), Eurobond 2006-2017 (EUR), Eurobond 2007-2014 (EUR), Eurobond 2007-2019 (GBP) and Eurobond 2007-2012 (EUR) contain a change of control clause by means of which we may be required to redeem such outstanding bonds early, in the event that (i) certain changes of control occur and (ii) within the change of control period a rating downgrade to subinvestment grade occurs in respect of that change of control. The change of control period ends 90 days after the change of control event occurs.

Our Eurobond 2001-2008 (GBP) contains a rating step-up provision which offers each note holder a 0.375% increase in the interest rate for each notch downgrade of our unsecured long-term debt below either Baa2 by Moody’s or BBB by Standard & Poor’s, and a rating step-down provision which results in a 0.375% decrease in the interest rate for each notch upgrade (up to the initial interest rate). Additionally, we may be required to redeem the outstanding notes early, in the event that (i) we consolidate with or merge into another entity (other than a merger of a subsidiary into KPN in which KPN is a continuing corporation) or convey, transfer or lease all or substantially all of our properties and assets to another person or entity without the prior approval of a majority of the note holders; and (ii) the rating assigned to the notes after giving effect to any such transaction is lower either than Baa3 (Moody’s) or BBB– (Standard & Poor’s). As of December 31, 2007, the total outstanding amount under this bond amounted to EUR 258 million.

In addition, many of our capital resources contain a covenant prohibiting us to enter into any amalgamation, demerger, merger, corporate restructuring or reorganization, unless prior written consent has been given by a majority of the lenders or noteholders or the resulting company assumes all of our rights and obligations with respect to the loans or notes.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Financial Risk Management	177

Consolidated Financial Statements

Financial Risk Management

Market risk

As a result of our international operations, we are exposed to various kinds of market risks in the ordinary course of business. These risks include:

•    foreign currency exchange rate risks;

•    interest rate risks; and

•    other market price risk.

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

Derivative financial instruments are used solely for the purpose of hedging underlying exposures to foreign currency exchange rate risk and interest rate risk. We do not enter into derivative financial instruments for speculative purposes. Contracts related to derivative financial instruments are entered into for periods consistent with the underlying exposures (when economically feasible) and do not constitute positions independent of these exposures. None of these financial instruments are leveraged, used for trading purposes or taken as speculative positions.

Our policy is to apply hedge accounting for all our derivative financial instruments related to interest bearing debt and foreign exchange risk for non-Eurobonds. Management has set up a policy to apply hedge accounting only when certain criteria are met regarding formal designation and documentation of the hedging relationship, the risk management objective, the strategy for undertaking the hedge and the effectiveness of the hedge. As a consequence, we test effectiveness of the hedge relationship at inception and every quarter. Reference is made to note [26].

Foreign currency exchange rate risks

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Although KPN acquired iBasis and Getronics during 2007, the risks associated with foreign currency transactions positions arising from operating activities are limited for KPN since operating income and operating expenses are largely denominated within the eurozone. The risk mainly results from settlement of international telecommunications traffic, purchase of goods and equipment and primarily exists of British pound and US dollar exposure (iBasis and Getronics).

As a result of currency fluctuations, the value of subsidiaries operating outside the eurozone markets could fluctuate and affect KPN’s balance sheet and equity positions from year to year.

Group companies and business operations are obliged to hedge their firm commitments and highly predictable anticipated transactions in foreign currencies with a counter value above EUR 100,000 by forward contracts transacted with Treasury. Accordingly, Treasury matches and manages the intercompany and external exposures using forward exchange contracts. We do not apply hedge accounting for these hedge instruments.

As of December 31, 2007, 99% of our cash and cash equivalents were denominated in euro, with the remainder denominated in US dollar and other currencies.

The exposure to foreign currency rate risk based on notional amounts, other than the local reporting currencies, is not material. Reference is made to note [6].

Interest rate risk and interest rate profile

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. Borrowings, derivatives and cash are subject to interest rate risk. As KPN has a mix of financial instruments bearing a floating or a fixed interest rate, KPN is subject to risk from movements in interest rates. An unfavourable interest rate movement would result in additional interest expenses.

With regard to our interest rate risk exposure we evaluate periodically the desired mix of fixed and floating interest rate liabilities. As of December 31, 2007, approximately 73% of our interest-bearing debts were subject to fixed interest rates. With a view on our existing and forecasted debt structure, our Treasury department enters enter into additional derivative instruments in the future to adjust our mix of fixed and floating interest rate liabilities. For all these hedges, we apply hedge accounting.

178	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Financial Risk Management

Other market price risk

KPN does not enter into commodity contracts other than for its own use to meet the Group’s expected usage. We have entered into energy contracts for own use with a nominal amount of approximately EUR 60 million (see section ‘Commitments, Contingencies and legal proceedings’ section purchase commitments’).

Sensitivity analysis

As of December 31, 2007, we carried out a sensitivity analysis with regard to our interest rate risk on interest-bearing assets and liabilities. This analysis included, without a change in circumstances, an adverse change of 100 basis points, which would hypothetically result in EUR 21 million higher interest costs for 2007 (2006: EUR 18 million).

As of December 31, 2007, we carried out a sensitivity analysis with regard to our interest rate risk on the cash flow hedges. This analysis included, without a change in circumstances, an adverse change of 100 basis points, which would hypothetically result in EUR 122 million lower hedge reserve included in the equity attributable to equity holders (2006: EUR 135 million).

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Financial Risk Management	179

Consolidated Financial Statements

Other disclosures

Business combinations and other changes in consolidation	Changes in consolidation 2007

	(Amounts in millions of euro)
	Total acquisition of subsidiaries, associates and joint ventures net of acquired cash		1,690
	Total paid for other associates, not qualifying as a business combination		-6
	Subsequent (earn out) payments prior acquisitions		-12
	Considerations paid for business combinations (net of cash)		1,672
	Total cash included in acquired companies		124
	Deferred considerations Getronics [25]		12
	Total		1,808
	Of which for:
	– Tiscali	236
	– iBasis (USD 55 million)	42
	– Tele2/Versatel Belgium	108
	– Getronics	1,349
	– Other business combinations	73
	Fair value net assets acquired		596
	Goodwill paid for business combinations [10]		1,212
	Tiscali

On May 23, 2007, the Dutch competition Authority NMa approved KPN’s acquisition of Tiscali Netherlands with no remedies. KPN completed the acquisition of Tiscali SpA’s Dutch operations for a consideration of EUR 236 million.

The assets and liabilities arising from the acquisition of Tiscali are as follows:

(Amounts in millions of euro)	Fair value as of June 19, 2007	Book as of June19,2007
Tradename	1	-
Customer relationships and other intangibles	66	7
Property, plant and equipment	36	38
Inventory	1	1
Other current assets	12	10
Cash and cash equivalents	7	7
Long-term interest bearing debt	-7	-7
Short-term interest bearing debt	-2	-2
Current liabilities	-21	-21
Net assets at acquisition date	93	33

Total consideration paid	236
Total Goodwill	143

Revenues and loss as from acquisition date up to December 31, 2007 amounts to respectively EUR 47 million and EUR 6 million. If the acquisitions had occurred on January 1, 2007, we estimate consolidated revenues would have been approximately EUR 30 million higher. Profit for the year would have been EUR 5 million higher.

iBasis

As of October 1, 2007 KPN acquired approximately 40 million shares or 51% of iBasis’ common stock on a fully diluted basis (54% on a non-diluted basis) in exchange for the KPN Global Carrier Services business unit and USD 55 million in cash. If the acquisition had occurred on January 1, 2007, group revenues would have been approximately EUR 340 million higher and profit would have been stable.

180	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Other disclosures

The purchase price of the 51% interest on fully diluted iBasis is derived as follows:

(Amounts in millions)
iBasis number of outstanding shares of common stock on September 30, 2007		34.5 million
Market price as per September 30, 2007		10.75
Total Market Capitalization of iBasis	USD	370

Dividend payable immediately prior to closing		-58
Accrued dividend for unexercised warrants		-2
Dilution effects:
Fair value of iBasis options		13
Fair value of iBasis warrants		5

iBasis working capital & debt adjustment		-12
Total Purchase consideration		316

Estimated Transaction Costs		8
Total Purchase Price on a fully diluted basis (100%)	USD	324

51% on a fully diluted basis purchased by KPN	USD	165
Total purchase price, including transaction costs	EUR	116
The gain on the sale of our 49% interest in KPN GCS (including KPN INS Inc.) to iBasis is derived as follows:

Amounts in millions of euro
Total purchase price of 51% interest in iBasis on a fully diluted basis (including transaction costs)	116
Deduct:
– Total cash paid (USD 55 million)	42
– Total implied transaction costs	3
Implied market value of 49% of KPN GCS as per October 1, 2007	71
Total bookvalue of KPN GCS as per October 1, 2007	5
Total gain [2]	66

As the bookvalue of our 49% interest in KPN GCS (including KPN INS Inc.) per October 1, 2007 amounts to EUR 5 million, we recorded a non-cash gain of EUR 66 million on the sale of KGCS to iBasis, which is recorded as other income (see note [2]).

Amounts in millions of euro
Total purchase price iBasis (51%), including transaction costs	116
Fair value net assets acquired (51%)	26
Goodwill	90
The assets and liabilities arising from the provisional purchase price allocation of iBasis are as follows:

Amounts in millions of euro	Fair value as of October 1, 2007	Book value as of October 1, 2007
Tradename	15	-
Customer relationships and other intangibles	53	-
Property, plant and equipment	16	11
Other current assets	51	51
Cash	38	38
Long-term interest bearing debt	-1	-1
Current liabilities	-121	-121
Net assets at acquisition date	51	-22
Minority interest KPN (49%)	25
Net assets acquired	26

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Other disclosures	181

Consolidated Financial Statements

Other disclosures

Versatel/Tele2 Belgium

On October 1, 2007 KPN acquired Versatel and Tele2 Belgium. KPN performed a provisional purchase price allocation. The assets and liabilities arising from the acquisition of Versatel and Tele2 Belgium are as follows:

Amounts in millions of euro	Fair value as of October 1, 2007	Book value as of October 1, 2007
Tradename	2	-
Customer relationships and other intangibles	20	-
Property, plant and equipment	71	75
Deferred tax asset	11	-
Inventory	1	1
Other current assets	24	24
Cash and cash equivalents	5	5
Deferred tax liability	-7	-
Current liabilities	-39	-40
Net assets at acquisition date	88	65

Total consideration paid	-107
Transaction costs	-1
Total Goodwill	20

If the acquisitions had occurred on January 1, 2007, we estimate consolidated revenues would have been approximately EUR 100 million higher. Profit for the year would have been approximately EUR 5 million lower.

Getronics
On October 22, 2007, KPN completed the acquisition of Getronics. The total consideration consists of:

Amounts in millions of euro
Shares acquired	752
Redemption of convertible bonds	266
Preference shares acquired	161
Redemption of credit facility	150
Acquisition costs	8

Total consideration paid	1,337
Total deferred consideration [25]	12
Total consideration Getronics	1,349

Total revenues and net profit of Getronics for the period from October 22, 2007 up to December 31, 2007 amount to respectively EUR 488 million and zero. If the acquisition had occurred on January 1, 2007, Group revenues would have been approximately EUR 2.0 billion higher, and profit would have been stable. These amounts have been calculated using KPN’s accounting policies and by adjusting the results of Getronics to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets had applied from January 1, 2007 together with the consequential tax effects.

As a result of the acquisition of Getronics, KPN expects to realize cost synergies with respect to Telecom and ICT expenses and Network services. In addition, KPN expects to realize additional revenues as we can offer more services to our existing customer base and to the customers of acquired companies.

KPN performed a provisional purchase price allocation. The assets and liabilities arising from the acquisition of Getronics are as follows:

182	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Other disclosures

Amounts in millions of euro	Fair value as of October 22, 2007	Book value as of October 22, 2007
Tradename	42	-
Customer relationships and other intangibles	293	33
Computer software	53	33
Other financial non-current assets	31	57
Associates and Joint Ventures	18	17
Deferred tax asset	237	206
Property, plant and equipment	129	107
Inventory	44	66
Other current assets	529	529
Assets held for sale	91	91
Cash and cash equivalents (net)	73	73
Long-term interest bearing debt	-6	-6
Short-term interest bearing debt	-50	-50
Provisions (including short-term portion) and other long term payables	-257	-168
Deferred tax liabilities	-79	-11
Current liabilities	-706	-645
Net assets at acquisition date	442	332

Total consideration Getronics	1,349
Total Goodwill	907

- Of which allocated to Getronics Segment	770
- Of which allocated to Business Segment	137

As iBasis, Tele2/Versatel Belgium and Getronics were acquired in the fourth quarter of 2007 we consider the purchase price allocations as preliminary. Adjustments in the valuation of the net assets acquired impacting goodwill could occur during 2008.

Other business combinations

Amounts in millions of euro	Fair value as of acquisition dates	Bookvalue at acquisition dates
Tradename	1	-
Customer relationships and other intangibles	8	-
Deferred tax asset	2	-
Property, plant and equipment	15	15
Inventory	2	2
Other current assets	4	4
Cash and cash equivalents	-	-
Long-term liabilities	-4	-4
Deferred tax liabilities	-2	-
Current liabilities	-5	-5
Net assets at acquisition date	21	12
Total consideration paid for other business combinations	73
Goodwill	52

If the acquisitions had occurred on January 1, 2007, KPN estimates consolidated revenues would have been approximately EUR 10 million higher. Net profit would have been stable.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Other disclosures	183

Consolidated Financial Statements

Other disclosures

Changes in consolidation 2006
Amounts in millions of euro
Total acquisition of subsidiaries, associates and joint ventures	369

Total paid for associates and joint ventures	-5
Earn-out payment Telfort	-132
Consideration paid for new business combinations in 2006	232

Deferred considerations	37
Dilution effect minority shareholders Narrowcasting	7
Total cash included in acquired companies	11
Total consideration business combinations in 2006	287

In 2006, KPN acquired the following entities, which were fully consolidated as from acquisition date:

	Acquisition date	Amounts in millions of euro
Narrowcasting	February 28	15
Nozema Services N.V. (including 40% Digitenne)	March 24	78
Speedlinq B.V.	March 31	10
TDINL (ISP Demon)	June 15	69
Enertel N.V.	July 28	11
Other, including NewTel, CSS and Gemnet		60
Total cash paid		243
Deferred considerations		37
Dilution effect minority shareholders Narrowcasting		7
Total purchase consideration		287

Fair value of net assets acquired		133
Difference		154

Of which:
– Goodwill [10]		148
– Changes in minority interest		6

Other changes in the consolidation in 2006 concerns the set up of Media Mall Nederland BV (51%) which is fully consolidated in the 2006 figures.

In 2006 KPN sold its fully consolidated 65% subsidiary Xantic for a net cash amount of EUR 93 million of which EUR 6 million was received in 2007.

In 2005, KPN acquired the following entities, which were fully consolidated as from acquisition date:

• Telfort B.V.;
• Freeler B.V.; and
• CAS Internet B.V. (Hcc!Net).

The total consideration for the acquisition of these subsidiaries amounted to EUR 1,162 million, of which EUR 1,146 million relates to Telfort.

In 2005, KPN sold the fully consolidated subsidiary PanTel for EUR 9 million.

184	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Other disclosures

Business combinations 2006
The assets and liabilities arising from the acquisitions during 2006 are as follows:

Amounts in millions of euro
Customer relationships	58
Other intangibles	2
Property, plant and equipment	50
Deferred tax assets	2
Inventory	4
Other current assets	21
Cash and cash equivalents	17
Interest bearing debt to Nozema	54
Long-term interest bearing debt	-17
Bank overdraft	-6
Deferred tax liabilities	-7
Current liabilities	-45
Net assets at fair value at acquisition date	133
The table below summarizes the step-up of the valuation of our new business combinations.

	Fair Value	Book Value upon acquisition
Customer relationships	58	-
Other	75	56
Net assets at fair value at acquisition date	133	56
If the acquisitions had occurred on January 1, 2006, we estimate consolidated revenues would have been approximately EUR 100 million higher. Profit for the year would have been stable.
Changes in consolidation 2005

On October 4, 2005, the Group acquired 100% in the share capital of Telfort B.V., a mobile network operator in The Netherlands. The Telfort business acquired contributed revenues, after eliminations of intragroup items, of EUR 93 million and a profit of EUR 8 million to the Group for the period from October 4 to December 31, 2005.

If the acquisition had occurred on January 1, 2005, we estimate consolidated revenues would have been EUR 275 million higher resulting in Group revenues of approximately EUR 12.1 billion. Group profit (under the assumption that the network integration had not occurred) would have been approximately EUR 20 million higher.

Details of net assets acquired and goodwill are as follows:

Amounts in millions of euro
Cash paid	1,009
Earn-out obligation (deferred consideration)	132
Costs directly related to the acquisition	5
Total purchase consideration	1,146

Fair value of net assets acquired	657
Goodwill [10]	489
Of which recorded in
– Consumer Segment	147
– Wholesale & Operations Segment	244
– Mobile Wholesale The Netherlands Segment	98

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Other disclosures	185

Consolidated Financial Statements

Other disclosures
The assets and liabilities arising from the acquisition are as follows:
Amounts in millions of euro	Fair value Oct. 4, 2005	Book value Oct. 4, 2005
Licenses	186	57
Customer relationships	258	-
Trade name	26	-
Other intangible assets	4	-
Property, plant and equipment	215	216
Deferred tax assets	161	68
Inventory	5	5
Other current assets	103	103
Cash and cash equivalents	12	12
Retirement benefit obligations	-5	-3
Deferred tax liabilities	-119	-
Current liabilities	-189	-153
Net assets at acquisition date	657	305

Amounts in millions of euro
Purchase consideration settled in cash	1,146
Future cash settlements:
– Deferred consideration	-132
– Costs directly related to the acquisition	-3
Cash and cash equivalents in subsidiary acquired	-12
Cash outflow on acquisition	999

186	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Other disclosures

Consolidated Financial Statements

Commitments, contingencies and legal proceedings

Commitments

	Amounts due by period
Amounts in millions of euro	Total Dec. 31, 2007	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total Dec. 31, 2006
Capital commitments	367	355	12	-	-	322
Rental lease contracts	2,800	378	664	575	1,183	2,365
Operational lease contracts	236	79	114	27	16	122
Guarantees	66	5	22	5	34	52
Purchasing commitments	840	451	310	59	20	912
Other	11	1	2	2	6	0
Total commitments	4,320	1,269	1,124	668	1,259	3,773

On the basis of our current redemption profile and current interest rates, we expect our interest payments to amount to EUR 577 million in 2008, EUR 512 million in 2009, EUR 484 million in 2010, EUR 389 million in 2011, EUR 325 million in 2012 and EUR 1,885 million in 2013 and subsequent years. These amounts are not included in the table above.

Of the total commitments, EUR 1,269 million are of a short-term nature (2006: EUR 1,318 million). EUR 1,259 million is due after 5 years (2006: EUR 1,101 million).

Rental and operational lease contracts

Of these commitments, EUR 457 million are of a short-term nature (2006: EUR 366 million). EUR 1,199 million is due after five years (2006: EUR 1,031 million).

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

The total costs of operating leases and rental contracts totaled EUR 318 million in 2007 (2006: EUR 394 million) and is included in ‘other operating expenses’ in the Consolidated Income Statement. These operating lease and rental commitments mainly relate to property, plant and equipment.

Guarantees

The Commitments by virtue of Guarantees mainly consist of financial obligations of Group companies under certain contracts guaranteed by KPN. Particularly in the context of asset dispositions, KPN has taken on additional commitments and contingent liabilities that are discussed below.

Purchase commitments

Of these commitments, EUR 451 million is of a short-term nature (2006: EUR 620 million). EUR 20 million is due after five years (2006: EUR 38 million). Included in the short-term purchase commitments is an amount of EUR 39 million (2006: EUR 47 million) relating to energy purchases for own use.

We intend to continue to benefit from the telecommunication and technology expertise of The Dutch Organization for Applied Scientific Research Informatie- en Communicatie-technologie (TNO-IC) in order to support the technological innovations required for our business. Measures have been taken to obtain the critical mass for mid and long-term projects carried out by TNO Telecom. In 2007, we extended the cooperation agreement with TNO for one year until December 31, 2011. The total remaining commitments until December 31, 2011 amount to EUR 48 million. Our research and development expenditures with TNO Informatie- en Communicatietechnologie in 2007 totaled EUR 16 million (2006: EUR 17 million).

On February 13, 2003, we transferred (through our subsidiary KPN Directory Services) all our shares in Telefoongids Media (currently known as De Telefoongids B.V.) for approximately EUR 500 million in cash to a syndicate led by 3i Group and Veronis Suhler Stevenson. The core activities of Telefoongids Media consisted of commercial phone directories in printed form as well as in electronic form (e.g., phone directories on CD-ROMS or the Internet). We have a statutory obligation in The Netherlands to make phone directories available to the public until one year after the date on which we notify the competent authority we will no longer do so. Our phone directories are in printed form and consist of a standard listing of subscribers of the various telecommunication providers in The Netherlands. We agreed that our phone directory will be printed and distributed by Telefoongids Media (now De Telefoongids B.V.). De Telefoongids B.V. is entitled to combine its commercial telephone directory in printed form with our directory in printed form. Our total commitments amount to EUR 42 million (2006: EUR 78 million).

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Commitments, contingencies and legal proceedings	187

Consolidated Financial Statements

Commitments, contingencies and legal proceedings

Requirements under the UMTS licenses in Germany, The Netherlands and Belgium

Germany

Under the UMTS license, operators are faced with rollout obligations for German UMTS networks. In the first quarter of 2004, Germany’s telecommunications regulator Bundesnetz-agentur (former RegTP) commenced administrative procedures to verify whether coverage obligations under the UMTS license were met. As of December 31, 2005, the final minimum coverage requirement was 50%. In November 2006 Bundesnetzagentur confirmed that E-Plus met the license requirement.

The Netherlands

Under the UMTS license, operators must meet certain rollout obligations for UMTS networks. As of January 1, 2007, all built-up areas in municipalities with over 25,000 inhabitants, all main car, rail and water ways in between, all motorways to Germany and Belgium and the areas surrounding the Schiphol, Rotterdam and Maastricht airports should be covered at a minimum level of 144 Kb/s outdoor. The telecom agency (‘Agentschap Telecom’) of the Dutch Ministry of Economic Affairs has published a system in order to verify compliance with the rollout obligations. The first monitoring based on the system started in September 2007 and results will become available for the first time in 2008. Agentschap Telecom is also investigating the rollout obligations of the Public Access Mobile Radio Service (PAMR) license, which obligations for the first years (15 base stations in use) are met.

Belgium

The UMTS license contains certain rollout obligations, which required a minimum of 40% population coverage by the end of 2006 – following a verification, BiPT confirmed in 2007 that BASE complies with this obligation – and of 50% on December 31, 2007. For March 15, 2009, a target of 85% population coverage is foreseen.

Contingencies	Contingent assets

On June 25, 2003, BASE initiated court proceedings against Proximus for the alleged abuse of its dominant market position. BASE seeks a reduction in Proximus’ interconnection rates as well as a compensation for damages suffered due to this anti-competitive behavior (tentatively estimated at EUR 560 million). On March 1, 2004, Mobistar voluntarily intervened in this procedure, estimating its claim against Proximus to amount to EUR 106 million. In its decision of May 29, 2007, the commercial court of Brussels confirmed the existence of Proximus’ dominant position on the Belgian mobile market until the end of 2004. In addition, the court appointed two experts who must advise on whether Proximus has abused its dominant position and whether BASE/Mobistar have suffered damage as a result of such abuse.

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

188	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Commitments, contingencies and legal proceedings

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

KPNQWEST

We are involved in several legal proceedings related to the bankruptcy of KPNQwest. On September 13, 2006, we were served with a writ of summons by Citibank N.A. and Cargill Financial Markets Plc. claiming EUR 218.9 million, excluding interest and costs, from various former officers and former shareholders, including us, of KPNQwest. Citibank and Cargill claim compensation for damages on a EUR 525 million syndicated loan provided to KPNQwest in 2002 on the basis of misrepresentation and concealment by former management and former shareholders when the loan was provided to KPNQwest. Citibank acted as agent of the syndicate and as a 14.7% principal lender of the syndicated loan. Cargill claims that it acquired 85.3% of the claim by assignments of their part in the syndicated loan by other original lenders. A decision by the District Court is not expected before year end 2008.

Appaloosa Investment Ltd. Partnership I, Palomino Fund Ltd., Appaloosa Management LP filed in June 2005 a complaint against several parties including us in an action to recover unspecified damages for KPNQwest securities purchased outside the class action period, which is November 9, 1999 until May 31, 2002. The complaint alleges that from the time from its initial public offering in November 1999 through April 24, 2002 KPNQwest overstated its reported revenues and profits by entering into capacity swap transactions with third parties and improperly accounted for those transactions. Appaloosa filed an amended complaint. The amended complaint relates to all of the Appaloosa’s purchases KPNQwest securities.

The VEB (‘Vereniging van Effectenbezitters or Dutch Investors’ Association’) a private organization for retail investors in The Netherlands requested the Enterprise Chamber of the Amsterdam Court of Appeal to conduct an enquiry into the policy making and the affairs of KPNQwest (in particular the relationship between KPNQwest on the one hand and Qwest and KPN on the other hand) in the period from August 30, 1999 until May 31, 2002. Various parties, including us, filed a defense against the request. The Enterprise Chamber granted the request and ordered an enquiry over the period from January 1, 2002 until May 23, 2002. The Enterprise Chamber may authorize the investigators to inspect relevant books, records and other sources of information and to request the production of evidence of any company closely connected’ with KPNQwest. After completion of the report, the Enterprise Chamber may be asked to issue a judgment whether there has been mismanagement (‘wanbeleid’) and, if so, it can take one or more further measures. Until now the bankrupcy trustees refuse to finance the enquiry.

The VEB requested for preliminary witness hearings. The request has been denied by the District Court of The Hague on May 24, 2007. The VEB has appealed the decision by the District Court of The Hague to deny the request for preliminary witness hearings. A hearing will be held on April 22, 2008.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Commitments, contingencies and legal proceedings	189

Consolidated Financial Statements

Related party transactions

In the normal course of our business activities, we enter into agreements and transactions with businesses that we have acquired or divested, as well as with our subsidiaries, joint ventures and associated undertakings, for various business purposes, including the furnishing of services or financing of operating activities. We also enter into such transactions in the ordinary course of our business with certain companies or organizations over which we, members of our Supervisory Board or our Board of Management, may have a significant influence. We have described below those related party transactions that we consider may be material to KPN.

All transactions with related parties were in the ordinary course of business, except for the acquisition in 2005 of the remaining 2.16% stake in KPN Mobile from NTT DoCoMo for a consideration of EUR 5 million and the right to use NTT DoCoMo internet technology in Germany (see note [1] Revenues).

The total value of transactions during 2007 with related parties amounted to approximately EUR 80 million (in 2006 EUR 100 million and in 2005 EUR 80 million), of which the majority in 2007 relates to transactions in the ordinary course of business conducted with Nortel and TNO. In 2006 and 2005 these transactions related mainly to Nortel. At December 31, 2007 the amount of outstanding receivables and outstanding payables in connection with related party transactions was less than EUR 20 million (per December 31, 2006 less than EUR 10 million).

Please also note that KPN’s Code of Ethics requires avoidance of conflicts of interest.

Transactions with shareholders

Capital Group International, Inc., and Capital Research and Management Company have notified the AFM that they hold respectively less than 5% (June 27, 2007: 4.97%) and more than 15% (January 8, 2007: 15.07%) of the ordinary shares of KPN. To our knowledge, no other shareholder owned 5% or more of our outstanding shares at December 31, 2007. We did not enter into material agreements with either company. These companies are investment companies, which may have shareholdings in other companies with which we contract in the ordinary course of business. To the best of our knowledge, such contracts, if any, were not influenced by any of these shareholders.

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

Transactions with acquired and disposed companies

We have not identified related parties as a result of prior disposals. For further information regarding our acquisitions, reference is made to ‘Business combinations and other changes in consolidation’.

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

Agreements related to TKP

As of January 1, 2003, KPN and TPG sold their interest in the 50/50 joint venture TKP to AEGON Nederland. TKP deals with the administration and investments of our pension funds. Our pension funds and TKP have entered into administration agreements. One of the members of our Supervisory Board, Mr. Streppel, is member of the Board of Management of AEGON N.V., the holding company of AEGON Nederland. The agreements were entered into in the ordinary course of business.

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

Agreement between KPN and TNO

For the agreements between KPN and TNO reference is made to ‘Commitments, Contingencies and Legal proceedings – purchase commitments’. One of the members of our Supervisory Board, Mrs C.M. Colijn-Hooymans, is member of the Board of Management of TNO. The agreements between KPN and TNO are entered into in the ordinary course of business.

190	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Related party transactions

Consolidated Financial Statements

Subsequent events

Acquisition of SMS Michel

On January 23, 2008, E-Plus announced the acquisition of the German retail chain SMS Michel Communication GmbH, effective from January 1, 2008. With the acquisition of the approximately 200 shops, E-Plus has expanded its retail footprint in prime city locations to over 700 locations, strengthening its position in the German mobile market in the long term.

MVNO in Spain launched on January 29, 2008

KPN has announced the launch of an MVNO in Spain on the Orange network on January 29, 2008. Through this MVNO, KPN will leverage its expertise in executing MVNOs and multi-brand strategy outside its current footprint.

Sale of Getronics Australia

On February 5, 2008, KPN announced that Getronics has executed a binding agreement in relation to the sale of the Getronics activities in Australia to UXC Limited, a listed Australian business solutions company. The initial consideration is based on a multiple of current earnings and will be payable in cash at completion.

Getronics Australia, with employees in excess of 500 and a comprehensive agent network across Australia, provides workspace management, communication and professional ICT services to large and medium sized Australian, Government and International blue chip clients.

EUR 1 billion share repurchase program

On February 22, 2008, KPN announced that it commenced its EUR 1 billion share repurchase program. The repurchase program will be executed within the limitations imposed by KPN’s Annual General Meeting of Shareholders. KPN will continue the program also during closed periods. All repurchased shares will be cancelled.

Acquisition of Ortel Mobile

On March 5, 2008 KPN announced the acquisition of a majority stake in Ortel Mobile. The remaining shares will continue to be owned by Ortel's senior management. Ortel is a mobile service provider with more than 1 million customers, targeting the ethnic segment in KPN's core markets Germany, The Netherlands and Belgium. This acquisition is part of KPN's strategy to strengthen its mobile business.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Subsequent events	191

Consolidated Financial Statements

Notes to the Consolidated Cash Flow Statement

General principles

The Cash Flow Statement is prepared using the indirect method. Cash flows denominated in currencies other than the euro are translated at average exchange rates. Cash flows relating to interest and taxes on profits are included in the cash flow from operating activities. The cost of newly acquired Group companies and associated companies, insofar as paid for in cash, is included in the cash flow from investing activities. Cash flows resulting from Group companies acquired or disposed of are disclosed separately.

[27] Net Cash flow used in	The table below is a summary of our investments and additions and reconciliation to the cash flow used in investing activities:
investing activities

Amount in millions of euro	2007	2006	2005
Acquired Group companies	-1,697	-413	-1,178
Additions to Intangible fixed assets (licenses, software and other) [10]	-364	-200	-223
Additions to Property, plant and equipment [11]	-1,386	-1,472	- 1,201
Additions to associates and joint ventures [12]	-4	-3	-4
Loans granted to associates [13]	-2	-	-
Total investments and additions	-3,453	-2,088	-2,606

Less: non-cash items	67	66	158
Less: proceeds from sale of assets (including assets held for sale)	232	144	242
Total Cash flow used in investing activities	-3,154	-1,878	-2,206
Acquired Group companies

For 2007, acquisitions mainly relate to Getronics, Tiscali The Netherlands, Tele2/Versatel Belgium, and the 51% acquisition of iBasis. For more details see ‘Business Combinations and other changes in consolidation’.

In 2006, KPN acquired several Group companies. For more details reference is made to the section ‘Business Combinations and other changes in consolidation’. In addition in 2006 a final payment of EUR 132 million was made for the 2005 acquisition of Telfort.

In 2005 investments in Group companies mainly relate to the acquisition of Telfort for EUR 1,131 million (of which EUR 489 million represents goodwill), the acquisition of the 2.16% minority interest in KPN Mobile from NTT DoCoMo for EUR 5 million, additional investments in SNT for EUR 31 million and the acquisitions of Freeler and Hcc!Net.

Additions to intangible fixed assets

In 2007, investments in intangible fixed assets totaled EUR 364 million (2006: EUR 200 million, 2005: EUR 223 million). In 2007 these investments mainly relate to software and to the extension of the GSM 900 license for an amount of EUR 40 million which will become payable in 2010 (see note [10]). In 2006 these investments mainly relate to software. In 2005 these relate to EUR 207 million of software as well as to investments in customer bases of Tiscali (EUR 13 million) and Cistron (EUR 3 million).

Non-cash items

In 2007, non cash items include the investment in the GSM 900 license (EUR 40 million), an additional asset retirement obligations included as an addition to Property, plant and equipment (EUR 13 million) and a deferred consideration for the remaining shares to be acquired for Getronics (EUR 12 million) included in acquired Group companies.

In 2006 non cash items include deferred earn-out settlements (EUR 37 million) and a non-cash consideration for the acquisition of Narrowcasting (EUR 7 million). In addition, non cash items included additional asset retirement obligations included as an addition to Property, plant and equipment for EUR 22 million (2005: EUR 15 million). 2005 also included an additional investment in SNT through issuance of 3 million shares (EUR 20 million) and a deferred payment amounting to EUR 132 million with respect to the Telfort acquisition.

192	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Cash Flow Statement

Proceeds from sale of assets

Total proceeds in 2007 include the proceeds from the sale of the Getronics operations in Spain and Portugal (EUR 58 million) remaining proceeds from the sale of Xantic (EUR 14 million), the proceeds from the sale of licenses (EUR 16 million) and the proceeds from the sale of property, plant and equipment (EUR 143 million).

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

[28] Net Cash flow used in	2007
financing activities

In 2007, total cash flow used in financing activities amounted to EUR 502 million, consisting of a cash inflow of EUR 4,349 million, offset by a cash outflow of EUR 4,851 million. In 2007, we paid EUR 645 million final dividend for 2006 and EUR 337 million as an interim dividend for 2007.

On February 7, 2007 KPN started a EUR 1 billion share repurchase program, which was finalized in August 2007 for which we repurchased 85.1 million shares. Additionally we started a EUR 0.5 billion share repurchase program in September 2007 which was finalized in December 2007 for which we repurchased 40.6 million shares.

On November 6, 2007 we issued under the GMTN a EUR 1.25 billion Eurobond with a 5 year maturity and a coupon of 5.00%. The proceeds of this bond were used to redeem the drawdowns on the credit facilities and for general corporate purposes. Following the execution of this bond transaction KPN terminated the EUR 1.25 billion bilateral backstop credit agreements with banks.

On May 22, 2007, we issued under the GMTN a dual-tranche Euro and Pound Sterling bond consisting of a EUR 650 million Euro tranche with a tenor of 7 years and a coupon of 4.75% and a EUR 250 million GBP tranche with a tenor of 12 years and a coupon of 6%. The GBP tranche was swapped into EUR 367 million with a fixed interest rate of 5.12%.

Following this dual tranche issue we reduced the 2010 debt maturity by EUR 703 million in order to smooth our redemption profile. The remaining proceeds and repayments from borrowings relate to temporary drawings and repayments under our credit facility. As of December 31, 2007, we had temporarily drawn an amount of EUR 800 million under our credit facility.

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

On March 16, 2006, we issued under the GMTN program a Eurobond of EUR 850 million maturing in 2013 with a fixed coupon of 4.5%, and an Eurobond GBP 275 million maturing in 2016 with a fixed coupon of 5.75%. In order to limit our foreign currency exposure, on March 16, 2006 we entered into two cross currency swap transactions to change the interest rate profile of the Eurobond 2006-2016 GBP from a GBP fixed rate of 5.75% to a euro fixed rate of 4.89%. On November 8, 2006, we also issued an Eurobond of EUR 1 billion maturing in 2017 with a fixed coupon of 4.75%.

The remaining proceeds and repayments from borrowings relate to temporary drawings and repayments under our credit facility. As of December 31, 2006, we had temporarily drawn an amount of EUR 250 million under our credit facility and we obtained an additional EUR 5 million from other banks.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Cash Flow Statement	193

Consolidated Financial Statements

Notes to the Consolidated Cash Flow Statement

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

On June 22, 2005, we issued a EUR 1 billion Eurobond with a maturity of ten years and a 4% coupon. We have drawn temporarily on our credit facility in the fourth quarter of 2005 for an amount of EUR 350 million as of December 31, 2005.

194	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Notes to the Consolidated Cash Flow Statement

Consolidated Financial Statements

Segment reporting

As from January 1, 2007 KPN early adopted IFRS 8, ‘Operating segments’, which replaces IAS 14, ‘Segment reporting’, and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a management approach whereby segment reporting is based on internal management reporting to the CEO. KPN’s segmentation is based on the internal management reporting system, which changed as of January 1, 2007.

On January 1, 2007 KPN announced a new organizational structure in The Netherlands. The new organization has been built around customer segments rather than around products, creating a customer centric organization. KPN’s former Fixed division (“Fixed”) and KPN Mobile The Netherlands (“Mobile”) changed into the Consumer, Business and Wholesale & Operations segments.

As the former Fixed and Mobile divisions no longer exist, the new segments reflect a significantly changed organization. The retail units for Consumer and Business have different market approaches increasingly expecting to introduce new bundled propositions with fixed mobile convergence. The new segments have a changed asset base caused by the integration of all fixed and mobile activities. Consequently, the new segments with new risk- and reward structures cannot be compared to any of the old segments.

Both Consumer Segment and Business Segment now have intercompany transactions with Wholesale & Operations Segment for the wireless services. Consumer Segment now has intercompany transactions with Business Segment for retail and call center activities.

In order to evaluate the performance of these new segments and to make adequate management decisions, management implemented a new transfer pricing model that reflects a true and fair presentation of the economic performance of each unit (and their underlying transactions). The new transfer pricing model is in line with the regulatory framework (OPTA) and as mentioned previously does no longer distinguish between Fixed and Mobile. The different transfer pricing methods (i.e. retail-minus, cost-plus) did not change as these are strongly related to our regulatory framework choices.

The new transfer pricing model elaborates on the experiences with the model as used by the former Fixed division. All intercompany transactions have been re-evaluated, taking into account the mix of services, their related costing system (i.e. retail-minus, cost-plus, and wholesale tariffs), the new asset base and the targeted rates of return for the new segments.

Reportable operating segments

KPN’s new integrated organization in The Netherlands consists of five segments: Consumer, Business, Getronics, Wholesale & Operations (W&O) and Other within The Netherlands (including IT). The Segments for Consumer, Business and Getronics operate with a strong market and customer focus, whereas Wholesale & Operations provides network services to both internal KPN segments and external wholesale customers with a strong emphasis on operational excellence.

Outside The Netherlands, Mobile International contains E-Plus in Germany, BASE in Belgium and, given the similar nature of the business, Mobile Wholesale The Netherlands in The Netherlands. The remaining activities of Mobile International (Tele2/Versatel, Simyo and Ay Yildiz) are included in Mobile International - Other.

Other activities of KPN Group include the results of our Corporate Center. Based on our internal structure and internal reporting to the CEO our reportable segments can be summarized as follows:

The Netherlands

The Netherlands consists of the following:

•   Consumer Segment;

•   Business Segment;

•   Getronics Segment;

•   Wholesale & Operations Segment; and

•   The Netherlands’ Other Segment.

The basis for inter-segment pricing for wireless services is as follows:

1.   KPN’s mobile terminating services are in some aspects regulated; the price level of the mobile terminating services to external wholesale operators has been set in consultation with and approved by the Dutch competition and telecommunications regulators; the mobile terminating tariffs are applied on a non-discriminatory basis within the segment Consumer, Business and Wholesale & Operations and to other (external) operators; and

2.   Roaming tariffs between our Mobile operators are based on bilateral agreements and contain generally similar terms as bilateral agreements with third parties.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Segment reporting	195

Consolidated Financial Statements

Segment reporting

The basis for inter-segment pricing within The Netherlands, other than mentioned in category 1) and 2) can be described as follows:

3. For identical products which are also sold to external parties, we use wholesale price;

4. For non-regulated retail products which do not fall within the scope of category 3, we use cost-based prices; and

5. For regulated retail products which do not fall within the scope of category 3, we use external purchase costs and an additional charge which is equal to a pre-determined percentage of the difference between the gross external retail revenues and external purchase costs; this method is also referred to as ‘retail-minus’.

Mobile international

Mobile International comprises:

•   E-Plus Segment;

•   BASE Segment;

•   Mobile Wholesale The Netherlands Segment; and

•   Mobile International Other Segment, including Tele2/Versatel, Simyo, Ay Yildiz.

Other activities segment

Other activities comprise mainly the results of our Corporate Center (support).

Due to the fact that we neither allocate interest expenses to all segments nor account for taxes in the segments, no segment disclosure is included for the profit for the year. As of year-end 2007, 2006 and 2005, the balance sheet totals of associates and joint ventures mainly related to Segment Business and in 2007 to Getronics.

The Netherlands

Amounts in millions of euro unless otherwise stated
	Consumer Segment			Business Segment			Getronics Segment	Wholesale & Operations Segment			Other (including eliminations)			Total The Netherlands
	2007	2006	2005	2007	2006	2005	2007	2007	2006	2005	2007	2006	2005	2007	2006	2005
Income statement
External revenues [1]	3,845	3,973	3,784	3,151	3,102	3,235	482	1,127	1,147	1,163	-2	1	-1	8,603	8,223	8,181
Other income	-	8	-	1	6	4	-	164	25	12	1	-	-	166	39	16
Inter-division revenues	288	255	252	230	208	185	6	2,579	2,766	2,873	-2,859	-2,974	-3,082	244	255	228
	4,133	4,236	4,036	3,382	3,316	3,424	488	3,870	3,938	4,048	-2,860	-2,973	-3,083	9,013	8,517	8,425

Total costs	-3,673	-3,745	-3,360	-2,732	-2,703	-2,860	-483	-3,055	-3,258	-3,174	2,831	2,960	3,056	-7,112	-6,746	-6,338

Operating profit	460	491	676	650	613	564	5	815	680	874	-29	-13	-27	1,901	1,771	2,087

Balance sheet
Total assets	3,345	2,643	2,677	2,580	2,166	1,627	2,412	6,940	9,430	8,245	-994	-560	-933	14,283	13,679	11,616
Total liabilities	2,958	2,329	2,277	2,608	2,161	1,700	2,416	6,915	9,410	8,200	-994	-619	-933	13,903	13,281	11,244

Other
Investments in Intangible assets	236	144	229	196	50	7	774	229	31	280	21	44	54	1,456	269	570
Investments in Property, plant and equipment	123	141	55	137	100	57	8	586	664	566	7	-22	60	861	883	738
Depreciation, amortization and impairments	-247	-238	-130	-109	-98	-82	-18	-1,180	-1,407	-1,337	-24	-10	-16	-1,578	-1,753	-1,565
Result associates and joint ventures	-2	-1	-	-	6	10	-	-	-	-	1	1-	-	-1	4	10
Employees end of period (FTEs)	9,350	8,625	8,468	5,549	5,448	5,372	18,031	6,103	6,905	7,432	737	828	950	39,770	21,806	22,222
Employees average (FTEs)	8,988	8,546	8,195	5,498	5,410	5,620	3,606	6,504	7,169	8,020	783	889	747	25,379	22,014	22,582
1)	External revenues mainly consist of rendering of services and exclude other income.

196	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Segment reporting

Mobile International

Amounts in millions of euro unless otherwise stated
	Mobile Wholesale The Netherlands			E-Plus			BASE			Other (incl. eliminations)			Total Mobile International
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
Income statement
External revenues [1]	291	255	177	2,933	2,850	2,750	587	588	519	41	3	1	3,852	3,696	3,447
Other income	-	-	-	1	-	25	0	2	-	1	-	-	2	2	25
Inter-division revenues	53	48	25	29	44	47	26	32	29	-2	-3	-5	106	121	96
	344	303	202	2,963	2,894	2,822	613	622	548	40	-	-4	3,960	3,819	3,568

Total costs	-243	-254	-130	-2,526	-2,667	-2,827	-496	-475	-463	-49	-5	-	-3,314	-3,401	-3,420
Operating profit	101	49	72	437	227	-5	117	147	85	-9	-5	-4	646	418	148

Balance sheet
Total assets	214	188	231	10,655	10,116	10,649	1,469	1,320	1,179	-125	-792	-862	12,213	10,832	11,197
Total liabilities	143	188	231	23,844	24,259	23,553	314	234	240	6,829	6,929	6,912	31,130	31,610	30,936

Other
Investments in Intangible assets	2	-	100	50	58	58	49	6	4	-	1	-	101	65	162
Investments in Property, plant and equipment	-	-	1	400	462	348	115	118	114	10	-	-	525	580	463
Depreciation, amortization and impairments	-28	-63	-1	-676	-678	-678	-113	-117	-119	-3	-	-	-820	-858	-798
Employees end of period (FTEs)	37	38	23	2,284	2,993	2,875	651	483	481	209	-	-	3,181	3,514	3,379
Employees average (FTEs)	37	30	20	2,639	2,934	2,857	567	482	534	104	-	-	3,347	3,446	3,411
1)	External revenues mainly consist of rendering of services.

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Segment reporting	197

Consolidated Financial Statements

Segment reporting

KPN Total

Amounts in millions of euro unless otherwise stated
	Other activities Segment			Total segments			Eliminations			Consolidated
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
Income statement
External revenues [1]	6	22	183	12,461	11,941	11,811	-	-	-	12,461	11,941	11,811
Other income	3	75	84	171	116	125	-	-	-	171	116	125
Inter-division revenues	1	-	-1	351	376	323	-351	-376	-323	-	-	-
	10	97	266	12,983	12,433	12,259	-351	-376	-323	12,632	12,057	11,936

Total costs	-57	-63	-153	-10,483	-10,210	-9,911	351	376	323	-10,132	-9,834	-9,588
Operating profit	-47	34	113	2,500	2,223	2,348	-	-	-	2,500	2,223	2,348

Balance sheet
Total assets	22,327	19,939	19,803	48,823	44,450	42,616	-24,026	-23,192	-19,914	24,797	21,258	22,702
Total liabilities	18,779	16,518	16,329	63,812	61,409	58,509	-43,533	-44,347	-40,911	20,279	17,062	17,598

Other
Investments in Intangible assets	22	14	8	1,579	348	740	-	-	-	1,579	348	740
Investments in Property, plant and equipment	0	9	0	1,386	1,472	1,201	-	-	-	1,386	1,472	1,201
Depreciation, amortization and impairments	-2	-3	-13	-2,400	-2,614	-2,376	-	-	-	-2,400	-2,614	-2,376
Result associates and joint ventures	2	3	3	1	7	13	-	-	-	1	7	13
Employees end of period (FTEs)	580	656	997	45,531	25,976	26,598	-	-	-	43,531	25,976	26,598
Employees average (FTEs)	618	827	1,334	29,344	26,287	27,327	-	-	-	29,344	26,287	27,327
1)	External revenues mainly consist of rendering of services

198	KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Segment reporting

Geographical information

KPN’s divisions mainly operate in 5 geographical areas. The Netherlands is the home country, also being the main operating territory. The Americas consist of the United States, including Canada and all other countries of the American continent.

	Amounts in millions of euro	Financial year	Total assets	Investments in Intangible assets	Investments in Property, plant and equipment	Revenues and other income
	Regions
	The Netherlands	2007	12,313	1,389	855	8,604
		2006	9,927	283	892	8,579
		2005	10,950	673	732	8,513
	Germany	2007	10,452	51	407	3,050
		2006	10,241	58	462	2,851
		2005	10,758	58	354	2,856
	Belgium	2007	1,253	49	118	665
		2006	1,034	6	118	597
		2005	980	4	115	526
	United Kingdom	2007	81	-	1	44
		2006	-	-	-	-
		2005	-	-	-	-
	The Americas	2007	444	86	4	181
		2006	7	-	-	30
		2005	14	-	-	22
	Other	2007	254	4	1	88
		2006	49	1	-	-
		2005	-	5	-	19
	Consolidated	2007	24,797	1,579	1,386	12,632
		2006	21,258	348	1,472	12,057
		2005	22,702	740	1,201	11,936

KPN Annual Report and Form 20-F 2007	Consolidated Financial Statements/Segment reporting	199

Koninklijke KPN N.V. 2007 Corporate Financial Statements

Corporate Income Statement

Amounts in millions of euro	2007	2006

Income from Group companies after taxes	3,043	1,757
Other income and expense after taxes	-391	-174
Profit/(loss) after taxes	2,652	1,583

200	KPN Annual Report and Form 20-F 2007	Corporate Financial Statements/Corporate Income Statement

Corporate Financial Statements

Corporate Balance Sheet

	Before appropriation of net result

Assets	Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006

	FIXED ASSETS
	Financial fixed assets
	Investments in Group companies	14,904	11,848
	Loans to Group companies	6,692	9,718
	Derivative financial instruments	11	13
	Other financial fixed assets	199	503
	Total financial fixed assets [A]	21,806	22,082

	Total fixed assets	21,806	22,082

	CURRENT ASSETS
	Receivables [B]	2,242	959
	Prepayments and accrued income	8	1
	Cash and cash equivalents	284	128
	Total current assets	2,534	1,088

	Total	24,340	23,170

	[..] Bracketed letters refer to the Notes to the Corporate Balance Sheet.

Liabilities	Amount in millions of euro	Dec. 31, 2007	Dec. 31, 2006

	EQUITY ATTRIBUTABLE TO EQUITY HOLDERS
	Subscribed capital stock	443	463
	Additional paid-in capital	11,120	12,100
	Hedge reserve (net of tax)	-13	-96
	Revaluation reserve (net of tax)	291	350
	Cumulative translation adjustment	-1	-
	Retained earnings	-10,002	-10,205
	Profit or loss current year	2,652	1,583
	Total equity attributable to equity holders [C]	4,490	4,195

	PROVISIONS
	Pension provisions	1,035	1,197
	Other provisions	28	30
	Total provisions	1,063	1,227

	LONG-TERM LIABILITIES
	Loans	10,026	9,012
	Derivative financial instruments	329	925
	Other long term liabilities	51	44
	Total long-term liabilities	10,406	9,981

	CURRENT LIABILITIES
	Derivative financial instruments	28	2
	Other liabilities [D]	8,086	7,569
	Accruals and deferred income	267	196
	Total current liabilities	8,381	7,767

	Total	24,340	23,170

	[..] Bracketed letters refer to the Notes to the Corporate Balance Sheet.

KPN Annual Report and Form 20-F 2007	Corporate Financial Statements/Corporate Balance Sheet	201

Corporate Financial Statements

General Notes to the Corporate Financial Statements

With reference to the Income Statement of Koninklijke KPN N.V., use has been made of the exemption pursuant to Section 402 of Book 2 of the Dutch Civil Code.

For the principles for the recognition and measurement of assets and liabilities and determination of the result for its Corporate Financial Statements, Koninklijke KPN N.V. applies the option provided in Section 2:362 (8) of the Dutch Civil Code. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as ‘Accounting policies’) of the Corporate Financial Statements of Koninklijke KPN N.V. are the same as those applied for the Consolidated Financial Statements under IFRS. Participating interests, over which significant influence (including control) is exercised, are stated applying the equity method. These Consolidated Financial Statements have been prepared in accordance with both International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union. Reference is made to the Notes to the Consolidated Financial Statements.

202	KPN Annual Report and Form 20-F 2007	Corporate Financial Statements/General Notes to the Corporate Financial Statements

Corporate Financial Statements

Notes to the Corporate Balance Sheet

Fixed assets	[A] Financial fixed assets
	Amounts in millions of euro	Group companies	Loans to Group companies	Other financial fixed assets	Total

	Balance as of December 31, 2005	12,342	10,051	748	23,141

	Exchange rate differences	-8	-	-	-8
	Income from Group companies after taxes	1,757	-	-	1,757
	New loans	-	192	-	192
	Withdrawals/redemptions	-	-81	-4	-85
	Change in deferred taxes	-	-	-228	-228
	Transfer from current portion	-	-444	-	-444
	Dividends	-2,249	-	-	-2,249
	Other	6	-	-	6
	Total changes	-494	-333	-232	-1,059

	Balance as of December 31, 2006	11,848	9,718	516	22,082

	Exchange rate differences	-2	-	-	-2
	New consolidations	1	-	-	1
	Income from Group companies after taxes	3,043	-	-	3,043
	New loans	-	70	2	72
	Withdrawals/redemptions	-	-3,610	-2	-3,612
	Change in deferred taxes	-	-	-314	-314
	Transfer from current portion	-	514	-	514
	Other	14	-	8	22
	Total changes	3,056	-3,026	-306	-276

	Balance as of December 31, 2007	14,904	6,692	210	21,806

Financial fixed assets include among other things loans to Group companies for EUR 6,692 million excluding accrued interest (2006: EUR 9,718 million) with maturity dates between 2008 and 2016 (and with a mixture of interest rates: floating, fixed or profit depending).

Other financial fixed assets include a deferred tax asset of EUR 154 million (2006: EUR 468 million) and derivative financial instruments of EUR 11 million (2006: EUR 13 million).

Current assets	[B] Receivables
	Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006

	Short-term loans to Group companies	2,127	829
	Taxes	114	125
	Other receivables	1	5
	Balance as of	2,242	959

Short-term loans to Group companies include several current accounts with Group companies with a maturity date before December 31, 2008.

Equity attributable	[C] Equity attributable to equity holders
to equity holders	For a breakdown of Equity attributable to equity holders, reference is made to the Consolidated Statement of Changes in Group Equity and the Notes thereto.

KPN Annual Report and Form 20-F 2007	Corporate Financial Statements/Notes to the Corporate Balance Sheet	203

Corporate Financial Statements

Notes to the Corporate Balance Sheet

Legal reserves
Movements in legal reserves, which can not be distributed freely, are presented below:

Amounts in millions of euro	Revaluation reserve property, plant and equipment	Hedge reserve	Cumulative translation adjustments	Tax effect	Total

Balance as of December 31, 2005	415	-221	8	-56	146

Exchange rate differences	-	-	-8	-	-8
Release	-65	-	-	19	-46
Additions, net	-	92	-	-34	58
Reclassification from retained earnings	-	-	-	104	104
Balance as of December 31, 2006	350	-129	-	33	254

Exchange rate differences	-	-	-1	-	-1
Release to retained earnings	-59	-	-	-	-59
Additions, net	-	112	-	-29	83
Balance as of December 31, 2007	291	-17	-1	4	277

Retained earnings
Movements in Retained earnings are as follows:
Amounts in millions of euro
Balance as of January 1, 2005	-11,642
Prior year profit	1,707
Shares sold (option exercised)	28
Shares repurchased (including for option plans and repurchase costs)	-1,784
Shares cancelled	1,252
Dividend	-890
Reclassification from Legal reserves	-3
Other	191
Balance as of December 31, 2005	-11,141
Prior year profit	1,437
Shares sold (option exercised)	32
Shares repurchased (including for option plans and repurchase costs)	-1,581
Shares cancelled	2,071
Dividend	-982
Reclassification to Legal reserves	-104
Other	63
Balance as of December 31, 2006	-10,205
Prior year profit	1,583
Shares sold (option exercised)	25
Shares repurchased	-1,500
Shares cancelled	1,000
Dividend	-982
Other	77
Balance as of December 31, 2007	-10,002

The EUR 104 million reclassification in 2006 from Retained Earnings to Legal Reserves represents the tax effect on the revaluation of the cable networks for tax purposes.

204	KPN Annual Report and Form 20-F 2007	Corporate Financial Statements/Notes to the Corporate Balance Sheet

Current liabilities	[D] Other liabilities

Other liabilities include for EUR 5,850 million financial current accounts and loans from Group companies (2006: EUR 6,872 million). They also include EUR 2 million taxes payable and social security contributions (2006: EUR 80 million).

Commitments and contingencies

Amounts in millions of euro	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Commitments by virtue of guarantees	38	34	22

We have issued several declarations of joint and several liabilities for various Group companies in compliance with Section 403, Book 2 of the Dutch Civil Code. These declarations of joint and several liabilities for Group companies are included in a complete list of subsidiaries and participating interests, which is available at the offices of the Chamber of Commerce in The Hague.

Directors’ remuneration	Reference is made to note [3], Employee benefits of the Consolidated Financial Statements.

The Hague, March 5, 2008

Supervisory Board:	Board of Management:
A.H.J. Risseeuw	A.J. Scheepbouwer
D.G. Eustace	M.H.M. Smits
M. Bischoff	S.P. Miller
C.M. Colijn-Hooymans	E. Blok
D.I. Jager	J.B.P. Coopmans
M.E. van Lier Lels
J.B.M. Streppel

KPN Annual Report and Form 20-F 2007	Corporate Financial Statements/Notes to the Corporate Balance Sheet	205

Other information

“This page has been intentionally left blank”

206	KPN Annual Report and Form 20-F 2007	Other information

Proposed appropriation of result

On outstanding Class B preferred shares, a dividend is paid out equal to the average of the 12-month Euribor increased by 1%. If the 12-month Euribor is no longer determined, the dividend on preference shares will be calculated based on the yield on State loans (article 35 sub 1, Articles of Association). No Class B preferred shares were outstanding in 2007. Subsequently, subject to the approval of the Supervisory Board, the Board of Management will determine what proportion of net income remaining after payment of the dividend on any Class B preferred shares will be appropriated to the reserves (article 35 sub 2, Articles of Association). The part of the profit remaining after the appropriation to the reserves shall be at the disposal of the general meeting (article 35 sub 3 Articles of Association). The Board of Management, with the approval of the Supervisory Board, may also appropriate the complete profit to the reserves.

On March 5, 2008, the Board of Management, with approval of the Supervisory Board, has appropriated an amount of EUR 1,671 million out of the profit to the Other reserves. The remaining part of the profit over 2007, amounting to EUR 981 million, is available for distribution as dividend. In August 2007 an interim dividend of EUR 0.18 was paid to all holders of ordinary shares, amounting to a total of EUR 337 million. The remaining part of EUR 644 million is available for distribution as final dividend.

The Board of Management, with the approval of the Supervisory Board, will propose to the Annual General Meeting of Shareholders to determine the total dividend over 2007 at EUR 0.54 per ordinary share. After deduction of the interim dividend of EUR 0.18 per ordinary share, the final dividend will be EUR 0.36 per ordinary share. Subject to the provisions of Article 37 of the Articles of Association, the 2007 final dividend will become payable as of April 25, 2008, which is 8 working days after the date of the General Meeting of Shareholders. The payout ratio of this dividend amounts to 38.0% of our profit for 2007.

Subsequent events	Reference is made to the section ‘Subsequent events in the Consolidated Financial Statements’.

KPN Annual Report and Form 20-F 2007	Other information	207

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

Since June 13, 1994, our ordinary shares have been listed on the Euronext Amsterdam. Relating to our New York listing, we have an unrestricted sponsored ADR (‘American Depository Receipts’) facility with JP Morgan Chase Bank, N.A. as depositary pursuant to a deposit agreement. ADR’s evidence ADSs, each of which represents the right to receive one ordinary share. At the end of 2007, the number of issued ADRs amounted to 13,792,476 (2006: 14,591,771). ADRs are listed for trading under the ticker ‘KPN’ on the New York Stock Exchange (’NYSE’). For further information on our ADR facility, reference is made to Additional information for Shareholders – American Depository Receipts.

KPN announced on December 17, 2007 its intention to delist its American Depositary Receipts (‘ADR’s’) from the New York Stock Exchange and to delist its ordinary shares from the London and Frankfurt Stock Exchanges in the first quarter of 2008. KPN will concentrate all trading of its ordinary shares on Euronext in Amsterdam and is considering a Level 1 ADR program for over-the-counter trading. The deregistration from the U.S. Securities Exchange Act by KPN will also cover KPN’s outstanding USD denominated bonds issued in 2000. KPN’s obligations to its bondholders will not be affected by the deregistration.

Indices	KPN shares are included in the following leading indices (weightings by the end of 2007):

AEX	4.10%
DJ Europe Telecom	9.04%
FTSE Eurofirst 300 Telecom	0.37%
MSCI Euro	0.79%

Share ownership

Our ordinary shares are held in bearer form or held in the form of ordinary shares registered in KPN’s share register in The Hague, The Netherlands. At the Annual General Meeting of April 12, 2005, it was decided that the conversion of shares in bearer form into ordinary registered form is not possible anymore. Conversion of ordinary registered shares in ordinary bearer shares remains possible. On September 22, 2006, the State of The Netherlands sold the remainder of its share in our Company. Capital Group International, Inc., and Capital Research and Management Company have notified the AFM that they hold respectively less than 5% (June 27, 2007: 4.97%) and more than 15% (January 8, 2007: 15.07%) of the ordinary shares of KPN. To our knowledge, no other shareholder owns 5% or more of our outstanding shares at December 31, 2007. For more information, reference is made to Additional Information for Shareholders – Obligations to disclose holdings.

208	KPN Annual Report and Form 20-F 2007	Information about the KPN share

Share price 2004-2007 The Dow Jones Telecom and AEX indices have been rebased to the KPN share price on December 31, 2003 (in euro).

Dividend policy

On February 5, 2008 KPN announced an updated mid-term dividend policy, increasing the percentage of annual free cash flow paid out as dividend. The percentage paid out as dividend will increase from 35-50% under the free cash definition as defined in 2007 to 40-50% in the medium term, based on an adjusted definition for free cash flow going forward. Free cash flow going forward is defined as net cash flow provided by operating activities plus real estate proceeds minus capital expenditures and excluding tax recapture at E-Plus.

Dividend per share is expected to increase from EUR 0.54 in 2007 to EUR 0.80 in 2010, driven by the ‘Back to Growth’ strategy and supported by continued share repurchases.

KPN proposed to declare a cash dividend of EUR 0.54 per share in respect of the year ending December 31, 2007, of which EUR 0.18 was paid out as an interim dividend in August 2007. The proposed dividend will be presented for approval at the Annual General Meeting of Shareholders to be held on April 15, 2008 and, upon approval, paid out shortly thereafter.

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

Share repurchase program

KPN reaffirms it has no intention to hold unutilized surplus cash balances. We intend to return surplus cash to shareholders via either additional special dividends or share repurchases. Such repurchases will only be undertaken at a price, which enhances value for the remaining shareholders. In 2007 KPN repurchased under the 2007 repurchase programs 125.6 million shares at an average price of EUR 11.94 for a total amount of EUR 1.5 billion. 85.1 million shares were cancelled during 2007 and the remaining repurchased shares under the 2007 repurchase programs are subject to be cancelled during 2008. The number of outstanding shares as per December 31, 2007 amounts to 1,843,482,213.

KPN Annual Report and Form 20-F 2007	Information about the KPN share	209

Information about the KPN share

Within the context of the financial policy KPN announced on February 5, 2008 a EUR 1 billion share repurchase program, to be executed during 2008 but only at a price which enhances value for the remaining shareholders.

Per-share information

Per ordinary share or per ADS in euro	2007	2006	2005
Non-diluted profit after taxes	1.42	0.79	0.66
Fully diluted profit after taxes 1)	1.42	0.79	0.65

Dividend	0.54 [2]	0.50	0.45
Pay-out ratio	38.0% [2]	63.3%	68.2%

Number of outstanding shares 3) 4)
• At year-end	1,843,482,213	1,928,551,326	2,151,360,369
• On average (weighted)	1,862,566,702	2,005,326,106	2,192,232,156

Closing prices at Euronext Amsterdam	12.44	10.77	8.47

Closing prices at NYSE (USD)	18.15	14.26	10.04

Average daily trading volume at Euronext Amsterdam (x 1,000)	11,996	10,751	14,050

1)  Fully diluted (dilution in relation to the convertible bond maturing November 2005 and the options and shares granted within the scope of management and employee option plans and performance share plan).

2)  Proposal to the Annual Meeting of Shareholders to be held on April 15, 2008.

3)  Excluding the special share of the State of The Netherlands, which was repurchased and cancelled in 2006.

4)  During 2007 we cancelled 85,069,113 shares which we purchased in 2007 under the share repurchase program. 40,579,700 repurchased shares under the 2007 repurchase program are subject to be cancelled in 2008. During 2006 we cancelled 222,908,044 shares of which 60,000,000 were repurchased in 2005. On December 6, 2005, we cancelled 181,039,631 shares of which we bought 179,750,137 shares during 2005 and 1,289,494 shares in 2004.

The following tables set forth the high and low closing prices of ordinary shares and ADSs for the periods indicated as reported by Euronext Amsterdam and the NYSE.

Closing prices of our ordinary shares on Euronext Amsterdam and ADSs on the New York Stock Exchange

		Euronext Amsterdam		NYSE
		High	Low	High	Low
		EUR		USD
2006	1st quarter	9.44	7.72	11.29	9.31
	2nd quarter	9.86	8.59	12.35	10.80
	3rd quarter	10.10	8.50	12.88	10.68
	4th quarter	10.94	10.01	14.50	12.62
2007	1st quarter	12.08	10.88	15.91	14.15
	2nd quarter	12.78	12.01	17.30	16.15
	3rd quarter	12.37	10.49	17.41	14.48
	4th quarter	13.45	11.79	19.40	16.73
2008 (until February 29)	1st quarter	13.16	11.31	19.47	16.83

210	KPN Annual Report and Form 20-F 2007	Information about the KPN share

	Monthly high and low closing prices of our ordinary shares on Euronext Amsterdam and ADSs on the New York Stock Exchange
		Euronext Amsterdam			NYSE
		High		Low	High		Low
			EUR			USD
	September 2007	12.24		11.43	17.41		15.74
	October 2007	13.45		11.79	19.40		16.73
	November 2007	12.81		12.07	18.82		17.87
	December 2007	12.60		11.97	18.48		17.08
	January 2008	13.16		11.31	19.47		16.83
	February 2008 (until February 29)	12.90		12.35	19.21		17.95

The closing price of the ordinary shares on Euronext Amsterdam on February 29, 2008 was EUR 12.52. The closing price of the ADSs on the NYSE on February 29, 2008 was USD 18.83.

Annual high and low closing prices of our ordinary shares on Euronext Amsterdam and our ADSs on the New York Stock Exchange

		Euronext Amsterdam			NYSE
		High		Low	High		Low
		EUR		EUR	USD		USD
	2003	6.99		5.26	8.02		5.92
	2004	7.07		5.80	9.65		7.03
	2005	8.56		6.39	10.17		7.89
	2006	10.94		7.72	14.50		9.31
	2007	13.45		10.49	19.40		14.15

Financial calendar 2008

April 15, 2008
Annual General Meeting of Shareholders

April 17, 2008
Ex-dividend listing of shares

April 25, 2008
Start of payment of 2007 final dividend

April 29, 2008
Publication of results for the first quarter of 2008

July 23, 2008
Publication of results for the second quarter of 2008

October 22, 2008
Publication of results for the third quarter of 2008

Note that these dates may be subject to change.

Contact

For additional information, please contact:

KPN Investor Relations
Attn. Eric Hageman
Tel.: (+31) 70 446 09 86
Fax: (+31) 70 446 05 93
www.kpn.com (‘About KPN’)
ir@kpn.com

Should you be interested in receiving our magazine for retail investors (In Portefeuille, which is only published in Dutch), we kindly request you to send your address to:

KPN Corporate Communications
P.O. Box 30000
2500 GA The Hague
The Netherlands
ir@kpn.com

KPN Annual Report and Form 20-F 2007	Information about the KPN share	211

Additional information for shareholders

Legal structure

The following table sets forth the name and jurisdiction of incorporation of, and our ownership and voting interest (if different) in, our principal operating subsidiaries and other principal interests as of February 29, 2008.

	Name of Subsidiaries and other principal interests	Country of incorporation	Percentage ownership/ voting interest as per December 31
	KPN ICT Services B.V.:	The Netherlands	100.0
	Getronics N.V.	The Netherlands	~99.0

	KPN B.V.:	The Netherlands	100.0
	KPN EuroRings B.V.	The Netherlands	100.0
	Infonet Nederland B.V.	The Netherlands	100.0
	XS4ALL Holding B.V.	The Netherlands	100.0
	Green ISP B.V.	The Netherlands	100.0
	iBasis Inc.	USA	51.0
	Telfort B.V.	The Netherlands	100.0
	Sympac B.V.	The Netherlands	100.0

	KPN Telecommerce B.V.:	The Netherlands	100.0
	SNT Nederland B.V.	The Netherlands	100.0
	SNT Deutschland A.G.	Germany	100.0

	KPN Mobile Holding B.V.:	The Netherlands	100.0
	E-Plus Mobilfunk Geschäftsführungs GmbH	Germany	100.0
	– E-Plus Mobilfunk GmbH & Co.KG	Germany	22.5
	KPN Mobile N.V.:	The Netherlands	100.0
	– KPN Mobile International B.V.	The Netherlands	100.0
	– BASE N.V./S.A.	Belgium	100.0
	– Versatel Belgium N.V.	Belgium	100.0
	– Tele 2 Belgium N.V.	Belgium	100.0
	– E-Plus Mobilfunk GmbH & Co.KG	Germany	77.5

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

Exchange rate information

Prices for our ordinary shares listed on Euronext Amsterdam are quoted in euros. Fluctuations in the exchange rate between the euro and US dollar will affect:

•    the us dollar equivalent of the euro price of our ordinary shares listed on Euronext Amsterdam and, as a likely result, the market price of our adss listed on the New York Stock Exchange;

•    the us dollar conversion of any cash dividends paid in euro on our ordinary shares represented by adss; and

•    the presentation of our operating results and financial condition.

The noon buying rate for the euro in the City of New York for cable transfers as certified for Customs purposes by the Federal Reserve Bank of New York on February 29, 2008 was USD 1.5187 per EUR 1.00.

The following table sets forth the average noon buying rate for the euro for each of the previous five years:

212	KPN Annual Report and Form 20-F 2007	Additional Information for shareholders

	Year	Average[1]
	2003	1.13
	2004	1.24
	2005	1.24
	2006	1.26
	2007	1.37

1) Average of the noon buying rates on the last business day for each full calendar month during the relevant period.

The following table sets forth the high and low noon buying rates for the euro in US dollar for each of the monthly periods indicated:

	Month	High	Low
	September 2007	1.42	1.36
	October 2007	1.45	1.41
	November 2007	1.49	1.44
	December 2007	1.48	1.43
	January 2008	1.49	1.46
	February 2008 (until February 29)	1.52	1.45

For a more complete discussion of exchange rate fluctuations and the hedging techniques that we use to manage our exposure to these fluctuations, reference is made to Quantitative and Qualitative Disclosures About Market Risk.

Obligations to disclose holdings

Pursuant to the Dutch Financial Supervision Act (Wet op het financieel toezicht or Wft), legal entities as well as natural persons must immediately notify The Netherlands Authority for the Financial Markets (AFM) when a shareholding equals or exceeds 5% of the issued capital. Subsequently, the AFM must be notified again when this shareholding consequently reaches, exceeds or falls below a threshold. This can be caused by the acquisition or disposal of shares by the shareholder or because the issued capital of the issuing institution is increased or decreased. Thresholds are: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. The AFM will incorporate the information in the public register, which is available on its website. Failure to disclose the shareholding qualifies as an offense, and may result in civil penalties, including suspension of voting rights and administrative penalties.

Our own notifications resulted from our repurchasing of shares, causing us to hold 5.04% of our issued share capital on August 29, 2007. After the cancellation of repurchased shares on October 5, 2007, the number of own shares held by us dropped to 3.55%.

Capital Group International, Inc., and Capital Research and Management Company have notified the AFM that they hold respectively less than 5% (June 27, 2007: 4.97%) and more than 15% (January 8, 2007: 15.07%) of the ordinary shares of KPN. To our knowledge, no other shareholder owned 5% or more of our outstanding shares at December 31, 2007.

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

KPN Annual Report and Form 20-F 2007	Additional information for shareholders	213

Additional information for shareholders

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

Dutch taxation of resident and non-resident holders of ordinary shares or ADSs

Taxes on income and capital gains

Resident holders of ordinary shares or ADSs

General

The summary set out in this section “Taxes on income and capital gains - Resident holders of ordinary shares or ADSs” only applies to a holder of ordinary shares or ADSs who is a “Dutch Individual” or a “Dutch Corporate Entity”.

For the purposes of this section you are a “Dutch Individual” if you satisfy the following tests:

a. you are an individual;

b. you are resident, or deemed to be resident, in The Netherlands for Dutch income tax purposes, or you have elected to   be treated as a resident of The Netherlands for Dutch income tax purposes;

c. your ordinary shares or ADSs and any benefits derived or deemed to be derived therefrom have no connection with   your past, present or future employment, if any; and

d. your ordinary shares or ADSs do not form part of a substantial interest (aanmerkelijk belang) or a deemed substantial   interest in us within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (‘Wet inkomstenbelasting 2001’).

If you are an individual and a holder of ordinary shares or ADSs and if you satisfy test b., but do not satisfy test c. and/or test d., your Dutch income tax position is not discussed in this Annual Report. If you are an individual and a holder of ordinary shares or ADSs who does not satisfy test b., please refer to the section ‘Taxes on income and capital gains – Non-resident holders of ordinary shares or ADSs’.

Generally, if a person holds an interest in us, such interest forms part of a substantial interest or a deemed substantial interest in us if any one or more of the following circumstances is present:

214	KPN Annual Report and Form 20-F 2007	Additional information for shareholders

•   such person alone or, if he is an individual, together with his partner (partner, as defined in Article 1.2 of the Dutch Income Tax Act 2001), if any, has, directly or indirectly, the ownership of shares in us representing five per cent. or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent five per cent. or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or the ownership of profit participating certificates (winstbewijzen) that relate to five per cent. or more of our annual profit or to five per cent. or more of our liquidation proceeds;

•   such person’s shares, profit participating certificates or rights to acquire shares or profit participating certificates in us have been acquired by him or are deemed to have been acquired by him under a non-recognition provision; and

•   such person’s partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner has a substantial interest (as described under 1. and 2. above) in us.

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

If you are not an individual and a holder of ordinary shares or ADSs and if you do not satisfy any one or more of these tests, with the exception of test 2., your Dutch corporation tax position is not discussed in this Annual Report. If you are not an individual and a holder of ordinary shares or ADSs that does not satisfy test 2., please refer to the section “Taxes on income and capital gains – Non-resident holders of ordinary shares or ADSs.”

Dutch Individuals deriving profits from an enterprise

If you are a Dutch Individual and if you derive or are deemed to derive any benefits from ordinary shares or ADSs, including any capital gains realized on the disposal thereof, that are attributable to an enterprise from which you derive profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of an enterprise, other than as an entrepreneur or a shareholder, such benefits are generally subject to Dutch income tax at progressive rates.

Dutch Individuals deriving benefits from miscellaneous activities

If you are a Dutch Individual and if you derive or are deemed to derive any benefits from ordinary shares or ADSs, including any gain realized on the disposal thereof, that constitute benefits from miscellaneous activities (resultaat uit overige werkzaamheden), such benefits are generally subject to Dutch income tax at progressive rates.

If you are a Dutch Individual you may, inter alia, derive benefits from ordinary shares or ADSs that are taxable as benefits from miscellaneous activities if your investment activities go beyond the activities of an active portfolio investor, for instance in the case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge.

Other Dutch Individuals

If you are a Dutch Individual and your situation has not been discussed before in this section “Taxes on income and capital gains – Resident holders of ordinary shares or ADSs”, benefits from your ordinary shares or ADSs will be taxed as a benefit from savings and investments (voordeel uit sparen en beleggen). Such benefit is deemed to be four per cent. per annum of the average of your “yield basis” (rendementsgrondslag) at the beginning and at the end of the year, insofar as that average exceeds the “exempt net asset amount” (heffingvrij vermogen). The benefit is taxed at the rate of thirty per cent. The value of your ordinary shares or ADSs forms part of your yield basis. Actual benefits derived from your ordinary shares or ADSs, including any capital gains realized on the disposal thereof, are not as such subject to Dutch income tax.

KPN Annual Report and Form 20-F 2007	Additional information for shareholders	215

Additional information for shareholders

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by, and yield basis for benefits from savings and investments of, a child or a foster child that is under eighteen years of age, are attributed to the parent who exercises the authority over the child (regardless of whether the child is resident in The Netherlands or abroad).

Dutch Corporate Entities

If you are a Dutch Corporate Entity, any benefits derived or deemed to be derived by you from ordinary shares or ADSs, including any capital gains realized on the disposal thereof, are generally subject to Dutch corporation tax, except to the extent that the benefits are exempt under the participation exemption as laid down in the Dutch Corporation Tax Act 1969.

Non-resident holders of ordinary shares or ADSs

The summary set out in this section ‘Taxes on income and capital gains – Non-resident holders of ordinary shares or ADSs’ only applies to a holder of ordinary shares or ADSs who is a ‘Non-resident holder of ordinary shares or ADSs’.

For the purposes of this section, you are a ‘Non-resident holder of ordinary shares or ADSs’ if you satisfy the following tests:

a. You are neither resident, nor deemed to be resident, in The Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, if you are an individual, you have not elected to be treated as a resident of The Netherlands for Dutch income tax purposes;

b. Your ordinary shares or ADSs and any benefits derived or deemed to be derived therefrom have no connection with your past, present or future employment or membership of a management board (bestuurder) or a supervisory board (commissaris);

c. Your ordinary shares or ADSs shares do not form part of a substantial interest or a deemed substantial interest in us within the meaning of Chapter 4 of the Dutch Income Tax Act 2001, unless such interest forms part of the assets of an enterprise;

d. If you are not an individual, no part of the benefits derived from your ordinary shares or ADSs is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969; and

e. You are not an entity that is resident in a Member State of the EU and that is not subject to a tax on profits levied there.

If you are a holder of ordinary shares or ADSs and you satisfy test a., but do not satisfy any one or more of tests b., c., d. and e., your Dutch income tax position or corporation tax position, as the case may be, is not discussed in this Annual Report.

See the section “Taxes on income and capital gains – Resident holders of ordinary shares or ADSs” for a description of the circumstances under which ordinary shares or ADSs form part of a substantial interest or a deemed substantial interest in us.

If you are a Non-resident holder of ordinary shares or ADSs you will not be subject to any Dutch taxes on income or capital gains (other than the dividend withholding tax described below) in respect of any benefits derived or deemed to be derived by you from ordinary shares or ADSs, including any capital gains realized on the disposal thereof, except if:

•   (i) you derive profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net  value of such enterprise, other than as an entrepreneur or a shareholder, if you are an individual, or other than as an  entrepreneur or a holder of securities, if you are not an individual, and (ii) such enterprise is either managed in The  Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in The Netherlands and (iii) your ordinary shares or ADSs are attributable to such enterprise; or

•   you are an individual and you derive benefits from ordinary shares or ADSs that are taxable as benefits from miscellaneous  activities in The Netherlands.

See the section ‘Taxes on income and capital gains – Resident holders of ordinary shares or ADSs’ for a description of the circumstances under which the benefits derived from ordinary shares or ADSs may be taxable as benefits from miscellaneous activities, on the understanding that such benefits will be taxable in The Netherlands only if such activities are performed or deemed to be performed in The Netherlands.

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child that is under eighteen years of age are attributed to the parent who exercises the authority over the child (regardless of whether the child is resident in The Netherlands or abroad).

216	KPN Annual Report and Form 20-F 2007	Additional information for shareholders

Dividend withholding tax

General

We are generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us.

The concept ‘dividends distributed by us’ as used in this section ‘Taxation’ includes, but is not limited to, the following:

•   distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•   liquidation proceeds and proceeds of repurchase or redemption of shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

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

Dutch Individuals and Dutch Corporate Entities

A Dutch Individual (other than an individual who is not resident or deemed to be resident in The Netherlands, but who has elected to be treated as a resident of The Netherlands for Dutch income tax purposes) and a Dutch Corporate Entity generally can credit Dutch dividend withholding tax against their Dutch income tax or Dutch corporation tax liability, as the case may be, and generally is entitled to a refund in the form of a negative assessment of Dutch dividend withholding tax insofar as such tax, together with any other creditable domestic and/or foreign taxes, exceeds their aggregate Dutch income tax or Dutch corporation tax liability, provided that, in the case of a Dutch Corporate Entity, (i) the dividends distributed by us in respect of which such dividend withholding tax is withheld are included in its taxable profits and (ii) it has timely and duly file d a corporation tax return. In the case of a Dutch Corporate Entity for which dividends distributed by us are not included in its taxable profits, the dividend withholding tax withheld thereon is refunded upon a timely and duly filed request. Pursuant to domestic rules to avoid dividend stripping, Dutch dividend withholding tax will only be creditable by or refundable to the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by us. A holder of ordinary shares or ADSs who receives proceeds therefrom shall not be recognised as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, it has given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen), whereas it may be presumed that (i) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than the actual recipient of the proceeds; and (ii) such person acquires or retains, directly or indirectly, an interest in ordinary shares or ADSs or similar instruments, comparable to its interest in ordinary shares or ADSs prior to the time the composite transaction was first initiated.

An individual who is not resident or deemed to be resident in The Netherlands, but who has elected to be treated as a resident of The Netherlands for Dutch income tax purposes, may be eligible for relief from Dutch dividend withholding tax on the same conditions as an individual who is a Non-resident holder of ordinary shares or ADSs, as discussed below.

See the section ‘Dividend withholding tax – General’ for a description of the concept ‘dividends distributed by us’.

See the section ‘Taxes on income and capital gains – Resident holders of ordinary shares or ADSs’ for a description of the terms Dutch Individual and Dutch Corporate Entity.

Non-resident holders of ordinary shares or ADSs

If a Non-resident holder of ordinary shares or ADSs is resident in The Netherlands Antilles or Aruba or in a country that has concluded a double tax treaty with The Netherlands, such holder may be eligible for a full or partial relief from the dividend withholding tax, provided such relief is timely and duly claimed. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner of dividends distributed by us. The Dutch tax authorities have taken the position that this beneficial-ownership test can also be applied to deny relief from dividend withholding tax under double tax treaties and the tax Arrangement for the Kingdom (Belastingregeling voor het Koninkrijk).

KPN Annual Report and Form 20-F 2007	Additional information for shareholders	217

Additional information for shareholders

In addition, a Non-resident holder of ordinary shares and ADSs that is not an individual and that is resident in a Member State of the EU is entitled to an exemption from dividend withholding tax, provided that the following tests are satisfied:

1.   it takes one of the legal forms listed in the Annex to the EU Parent Subsidiary Directive (Directive 90/435/EEC, as amended), or  a legal form designated by ministerial decree;

2.   any one or more of the following threshold conditions are satisfied:

a.  at the time the dividend is distributed by us, it holds ordinary shares or ADSs representing at least five per cent. of our nominal paid up capital; or

b.  it has held ordinary shares or ADSs representing at least five per cent. of our nominal paid up capital for a continuous period of more than one year at any time during the four years preceding the time the dividend is distributed by us, provided that such period ended after December 31, 2006; or

c.  it is connected with us within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act; or

d.  an entity connected with it within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act holds at the time the dividend is distributed by us, ordinary shares or ADSs representing at least five per cent. of our nominal paid up capital;

3.  it is subject to the tax levied in its country of residence as meant by article 2, paragraph 1, letter c, of the EU Parent Subsidiary Directive (Directive 90/435/EEC, as amended) without the possibility of an option or of being exempt; and

4.  it is not considered to be resident outside the Member States of the EU under the terms of a double taxation treaty concluded with a third State.

The exemption from dividend withholding tax is not available if pursuant to a provision for the prevention of fraud or abuse included in a double taxation treaty between The Netherlands and the country of residence of the Non-resident holder of ordinary shares or ADSs, such holder would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from dividend withholding tax will only be available to the beneficial owner of dividends distributed by us. If a Non-resident holder of ordinary shares or ADSs is resident in a Member State of the EU with which The Netherlands has concluded a double taxation treaty that provides for a reduction of tax on dividends based on the ownership of the number of voting rights, the test under 2.a. above is also satisfied if such holder owns five per cent. of the voting rights in us.

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

See the section ‘Dividend withholding tax – Dutch Individuals and Dutch Corporate Entities’ for a description of the term beneficial owner.

See the section ‘Dividend withholding tax – General’ for a description of the concept ‘dividends distributed by us’.

See the section ‘Taxes on income and capital gains – Non-resident holders of ordinary shares or ADSs’ for a description of the term Non-resident holder of ordinary shares or ADSs.

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

218	KPN Annual Report and Form 20-F 2007	Additional information for shareholders

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in The Netherlands by the holder of ordinary shares or ADSs in respect of or in connection with the subscription, issue, placement, allotment, delivery of ordinary shares or ADSs, the delivery and/or enforcement by way of legal proceedings (including the inforcement of any foreign judgment in the courts of The Netherlands) of the documents relating to the issue of ordinary shares or ADSs or the performance by us of our obligations thereunder, or in respect of or in connection with the transfer of ordinary shares or ADSs.

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

KPN Annual Report and Form 20-F 2007	Additional information for shareholders	219

Additional information for shareholders

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

220	KPN Annual Report and Form 20-F 2007	Additional information for shareholders

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

KPN Annual Report and Form 20-F 2007	Additional information for shareholders	221

Additional information for shareholders

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

222	KPN Annual Report and Form 20-F 2007	Additional information for shareholders

ADR

American Depository Receipt

ADS

American Depository Share

ADSL

Asymmetric Digital Subscriber Line

With ADSL, transmissions from provider to user take place at a higher speed than from user to provider. ADSL allows high-speed digital communication, including video signals, across an ordinary twisted-pair copper phone line. An ADSL modem is required.

All-IP

IP is a technology based on the Internet Protocol. ‘All-IP’ refers to the transformation of KPN to an ICT- Multimedia organization which offers its customers all needs for communication. The new organization will be fully based on IP-service using a new fibre-network.

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

Churn

The number of mobile customers no longer connected to a mobile operator’s network divided by the operator’s customer base.

CityRing

Fiber optic access network for data and Internet traffic in and across several Dutch cities.

KPN Annual Report and Form 20-F 2007	Glossary of terms	223

Glossary of terms

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

224	KPN Annual Report and Form 20-F 2007	Glossary of terms

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

IP-VPN

Internet Protocol – Virtual Private Network

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

MetroRings

City-level networks.

KPN Annual Report and Form 20-F 2007	Glossary of terms	225

Glossary of terms

MMS

Multimedia Message Service

MMS is the ability to send messages comprising a combination of text, sounds, images and video to MMS capable handsets.

MoU

Minutes of Use

Minutes of Use is calculated by taking the weighted average of the monthly MoU during the year. The monthly MoU is calculated by dividing total traffic volumes during a month by the average number of customers in that month. Each month is weighed according to the average number of customers in that month.

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

PSTN

Public Switched Telephone Network

Traditional telephone system that runs through copper cables (voice up to 64 Kbps, data up to 56 Kbps).

SDH

Synchronous Digital Hierarchy

A digital technology for synchronous data transmission on optical media at very high speeds (155 Kbps and higher).

SDSL

Symmetrical Digital Subscriber Line

SDSL transports only data and no traditional voice. SDSL uses similar speeds for up and download.

SIM card

Subscriber Identity Module card

A chip card inserted into a mobile phone, which contains information such as telephone numbers and memory for storing a directory.

SMS

Short Message Service

SMS is a service for sending messages of up to 160 characters to mobile phones that use GSM communications.

226	KPN Annual Report and Form 20-F 2007	Glossary of terms

SoHo/SME

SoHo refers to Small Office/Home Office companies. SME refers to Small and Medium Enterprises.

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

KPN Annual Report and Form 20-F 2007	Glossary of terms	227

Cross-reference to Form 20-F

PART I
1	Identity of directors, senior management and advisers	N/A

2	Offer statistics and expected timetable	N/A

3	Key information
3(a)	Selected financial data	8-9
	Five year financial summary	8-9
	Exchange rate information	212-213
3(b)	Capitalization and indebtedness	N/A
3(c)	Reasons for the offer and use of proceeds	N/A
3(d)	Risk factors	10-17

4	Information on the Company
4(a)	History and development of the Company	22
4(b)	Business overview	24-46
4(c)	Organizational structure	23
4(d)	Property, plant and equipment	47-51

4A	Unresolved staff comments	N/A

5	Operating and financial review and prospects
5(a)	Operating results	57-80, 87-91
5(b)	Liquidity and capital resources	81-86
5(c)	Research and development, patents and licenses, etc,	52
5(d)	Trend information	57-91
5(e)	Off-balance sheet arrangements	83-84, 187-189
5(f)	Tabular disclosure of contractual obligations	83
5(g)	Safe harbor	7

6	Directors, senior management and employees
6(a)	Directors and senior management	96-99, 104-108
6(b)	Compensation	109-117
6(c)	Board practices	95-100, 104-108
6(d)	Employees	9, 92-94, 196-198
6(e)	Share ownership	116-117, 138-142

7	Major shareholders and related party transactions
7(a)	Major shareholders	102, 208
7(b)	Related party transactions	116-117, 190
7(c)	Interests of experts and counsel	N/A

8	Financial information
8(a)	Consolidated statements and other financial information	123-199
8(b)	Significant changes	191

9	The offer and listing
9(a)	Offer and listing details	208-211
9(b)	Plan of distribution	N/A
9(c)	Markets	208
9(d)	Selling shareholders	N/A
9(e)	Dilution	N/A
9(f)	Expenses of the issue	N/A

228	KPN Annual Report and Form 20-F 2007	Cross-reference to Form 20-F

10	Additional information
10(a)	Share capital	127-128, 158-161
10(b)	Memorandum and articles of association	99-101, 207
10(c)	Material contracts	212
10(d)	Exchange controls	212
10(e)	Taxation	214-221
10(f)	Dividends and paying agents	N/A
10(g)	Statement by experts	N/A
10(h)	Documents on display	222
10(i)	Subsidiary information	N/A

11	Quantitative and qualitative disclosures about market risk	85-86, 174-179

12	Description of securities other than equity securities
12(a)	Debt Securities	N/A
12(b)	Warrents and Rights	N/A
12(c)	Other Securities	N/A
12(d)	American depository shares	213-214
PART II
13	Defaults, dividend arrearages and delinquencies	N/A

14	Material modifications to the rights of security holders and use of proceeds	N/A

15	Control and procedures	18-21

16	Reserved

16A	Audit committee financial expert	106

16B	Code of ethics	18-19

16C	Principal accountant fees and services	99

16D	Exemptions from the listing standards for audit committees	N/A

16E	Purchases of equity securities by the issuer and affiliated purchasers	100, 159-161
PART III
17	Financial Statements	N/A

18	Financial Statements	123-199

19	Exhibits (filed with the SEC)	-

KPN Annual Report and Form 20-F 2007	Cross-reference to Form 20-F	229

Colophon

Published by

Koninklijke KPN N.V.
P.O. Box 30000
2500 GA The Hague
The Netherlands

Chamber of Commerce The Hague, registration number 02 04 52 00

Design and Production

Addison Corporate Marketing, London

Print

PlantijnCasparie, Capelle a/d IJssel

Print Coordination

Cendris Print Management, ‘s-Gravenhage

Photography

Cover: Lard Buurman, Amsterdam
Page 4: Sjaak Ramakers, Utrecht

Photo Production Cover

UNIT C.M.A., Amsterdam

230	KPN Annual Report and Form 20-F 2007

Koninklijke KPN N.V. Maanplein 55 2516 CK The Hague The Netherlands P.O. Box 30000 2500 GA The Hague The Netherlands T: +31 (0)70 343 43 43 www.kpn.com

Exhibit number	Exhibits
1.1	Articles of Association, dated as of May 3, 2007

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

2.4***	Form of American Depositary Note Receipt (included in Exhibit 2.3)

2.5****	Indenture between KPN and Bankers Trust Company dated October 4, 2000 relating to $1,000,000,000 8.375% Notes due 2030, $1,750,000,000 8.00% Notes due 2010

4.1*	EUR 1,500,000,000 syndicated revolving credit agreement for Koninklijke KPN N.V. dated August 16, 2006

8.1	List of Principal Subsidiaries

12.1	Certification of Ad Scheepbouwer, Chairman of the Board of Management and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Marcel Smits, Member of the Board of Management and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed as an exhibit to KPN’s annual report for the year ended December 31, 2006 on Form 20-F (Commission file number 1-13980) and incorporated herein by reference.
**	Previously filed on Form F-6 (Commission file number 333-130658) with the Securities and Exchange Commission on December 23, 2005 and incorporated herein by reference.
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

KONINKLIJKE KPN N.V.

Date: March 5, 2008	By:	/s/ AD SCHEEPBOUWER
Ad Scheepbouwer Chairman of the Board of Management and Chief Executive Officer